Form 20-F
VITRO SA DE CV
filed 2002-07-01
CIK 880582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st. 2001 OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period to

Commission file number:1-10905

Vitro, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Ricardo Margain Zozaya 400 Col. Valle del Campestre,
Garza Garcia, Nuevo Leon, 66265 Mexico
Telephone (52-81) 8863-1200
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class:	Name of each exchange on which registered:
Ordinary Shares, no par value	New York Stock Exchange*
Ordinary Participation Certificates	New York Stock Exchange*
American Depositary Shares, evidenced by	New York Stock Exchange
American Depositary Receipts each representing three Ordinary Participation Certificates
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

11 3/8% Guaranteed Senior Notes Due 2007 ("11 3/8% New Vicap Notes")
(Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

[Ordinary Shares, no par value, 273,705,980]

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/  No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

/ / Item 17  /x/ Item 18

PRESENTATION OF CERTAIN INFORMATION

Vitro is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico. It is a holding company that conducts all of its operations through subsidiaries and has investments in associated companies. Except when indicated or the context otherwise requires, the words "Vitro," "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. together with its consolidated subsidiaries. However, it should always be understood that each subsidiary of Vitro is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to business units are to combinations of various subsidiaries that have been grouped together for management and presentation purposes. We use the term "joint venture" to refer to companies which are not wholly owned subsidiaries of Vitro or in which Vitro, directly or indirectly, has either management control or shares management control with one or more third parties. We believe that our use of the term "joint venture" is consistent with international business practices. However, our "joint ventures" are not necessarily "Joint Ventures" as defined in International Accounting Standards. References in this annual report to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to United States dollars.

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by Banco de Mexico, Mexico's central bank, in the Official Gazette of the Federation (Diario Oficial de la Federacion) for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the "Free Exchange Rate." As of December 31, 2001, the Free Exchange Rate was 9.1695 pesos per U.S. dollar. As of December 31, 2001, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the "Noon Buying Rate," was 9.156 pesos per U.S. dollar.

All the peso amounts contained in this annual report are restated in constant pesos as of December 31, 2001, except where otherwise indicated. As of December 31, 2001, the value of the Unidad de Inversi-n or "UDI," which is a Mexican inflation unit adjusted by the change in the INPC, was 3.055569 pesos per UDI.

For purposes of this annual report, we consider our export sales to be (i) products sold by our Mexican subsidiaries to third parties outside Mexico, (ii) products sold by our Mexican subsidiaries to our foreign subsidiaries that do not act as distributors (principally VVP America) and (iii) products sold by our foreign distribution subsidiaries (principally Vitro Packaging, Inc. and Crisa Corporation) to third parties outside Mexico.

All amounts included in this annual report, except those stated in accordance with U.S. GAAP or unless otherwise indicated, include the operating results and assets of Vitromatic, S.A. de C.V., which we refer to as "Vitromatic," the holding company of our former Acros-Whirlpool business unit. On June 3, 2002, we signed the definite agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic to Whirlpool Corporation, which we refer to as "Whirlpool," which held the remaining 49% of the joint venture prior to this sale. See "Information on the Company-Recent Developments".

Certain amounts included in this annual report may not sum due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by our use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, and may include references to assumptions.

These forward-looking statements reflect our best assessment at the time, and thus, involve uncertainty and risk. It is possible that our future financial performance may differ from expectations due to a variety of factors, some of which include the following:

* foreign currency fluctuations relative to the U.S. dollar or the Mexican peso;
* changes in capital availability or cost, including interest rate fluctuations;
* the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;
* consumer preferences for forms of packaging that are alternatives to glass packaging;
* fluctuations in raw material and labor costs;
* availability of raw materials;
* cost and availability of energy;
* transportation costs;
* consolidation among competitors and customers;
* lifting of trade barriers and enforcement of measures against unfair trade practices;
* the ability to integrate operations of acquired businesses;
* the ability to hire and maintain experienced management;
* the performance by customers of their obligations under purchase agreements; and
* the timing and occurrence of events which are beyond our control.

It is not possible to foresee or identify all such factors. Any forward-looking statements in this annual report are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

ORGANIZATIONAL STRUCTURE

The following table presents the organizational structure of Vitro's business units, it's principal subsidiaries and the direct or indirect Vitro's ownership as of June 28, 2002:

VITRO, S.A. de C.V.

CORPORATE STAFF AND OTHERS

- Vitro Corporativo, S.A. de C.V. (100%)
- Aeroempresarial, S.A. de C.V. (100%)
- Servicios y Operaciones Financieras Vitro, S.A. de C.V. (100%)
- Fomento Inmobiliario y de la Construcción, S.A. de C.V. (100%)

FLAT GLASS

- Vitro Plan, S.A. de C.V. (65%)
- Vitro Vidrio y Cristal, S.A de C.V.(65%)
- Vitro Automotriz S.A. de C.V. (65%)
- Vitro Flex, S.A de C.V. (40.3%)
- VVP America Inc. (65%)
- Distribuidora de Vidrio y Cristal, S.A de C.V.(65%)
- Distribuidora Nacional de Vidrio, S.A de C.V.(65%)
- Química M, S.A de C.V. (33%)
- Vidrios Templados Colombianos, S.A.(65%)
- Vitro Fibras, S.A de C.V.(60%)[2]
- Cristalglass Vidrio Aislante S.A. (39%)

GLASS CONTAINERS

- Compañía Vidriera, S.A de C.V.(100%)
- Vitro Envases Norteamérica, S.A de C.V.(100%)
- Vitro Packaging, Inc (100%)
- Vitro American National Can, S.A. de C.V.(50%)[2]
- Industria del Álcali, S.A de C.V. (100%)[2]
- Empresas Comegua, S.A (49.7%)

GLASSWARE

- Vitrocrisa Holding, S. de R.L de C.V. (51%)
- Vitrocrisa, S. de R.L de C.V. (51%)
- Vitrocrisa Comercial S. de R.L de C.V. (51%)
- Plásticos Bosco, S.A. de C.V. (100%)[2]
- Envases Cuautitlán, S.A. de C.V. (100%)[2]
- Comercializadora Vitrocrisa, S. De R.L de C.V. (51%)

ACROS-WHIRLPOOL[1]

- Vitromatic S.A. de C.V. (51%)
- Industrias Acros-Whirlpool, S.A. de C.V. (51%)
- Comercial Acros-Whirlpool, S.A. de C.V. (51%)

(1)On June 3, 2002, we signed an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic to Whirlpool, which held the remaining 49% interest. See "Information on the Company-Recent Developments."
(2)Companies that were part of the former Diverse Industries business unit. See "Information on our Company-Organizational Changes and Cost Reduction Program."

* Not applicable

** The Registrant has responded to Item 18 in lieu of this Item

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See note 22 to our audited consolidated financial statements appearing elsewhere in this annual report.

Our consolidated financial statements were prepared giving effect to Bulletin B-10 and its amendments, and Bulletin B-12. Generally, Bulletin B-10 is designed to provide for the recognition of certain of the effects of inflation by requiring:

  the restatement of inventories at current replacement cost;

  the restatement of all other non-monetary assets and non-monetary liabilities, as well as the components of stockholders' equity, by the INPC; and

  the recording to the income statement of gains or losses in purchasing power from holding monetary liabilities or assets.

The Fifth Amendment to Bulletin B-10, which became effective on January 1, 1997, changed the method of restating fixed assets from the replacement cost method to the inflation rate method. In accordance with the Fifth Amendment to Bulletin B-10:

  fixed assets purchased in Mexico are required to be restated by using the INPC; and

  fixed assets purchased outside Mexico can be restated by using the general consumer price index from the country of origin; the underlying foreign currency amounts are then translated into pesos using the peso/foreign currency exchange rate at the end of the period.

The Third Amendment to Bulletin B-10 requires the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet date. Pursuant to Bulletin B-15, prior period financial statements presented for comparative purposes are restated on a basis that incorporates the effects of inflation in Mexico for our Mexican operations using the INPC and inflation and currency exchange rate fluctuations in countries in which we have foreign subsidiaries. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet to the current balance sheet. Accordingly, all data in our consolidated financial statements, and the related selected consolidated financial information, have been restated in constant pesos as of December 31, 2001.

Effective January 1, 2000, the Mexican Institute of Public Accountants, which we refer to as the "IMCP," issued Bulletin D-4. Bulletin D-4 sets forth the accounting treatment for income taxes, tax on assets and workers' profit sharing. In accordance with Bulletin D-4, the financial statements recognize:

  Deferred income taxes for all temporary differences between accounting and tax bases for all assets and liabilities; and

  Deferred workers' profit sharing for temporary differences between tax and accounting results, which are expected to reverse in the future.

Additionally, net operating income (loss) and asset tax paid must be recognized as assets. Until 1999, deferred taxes were provided only for identifiable, non-recurring timing differences that were expected to reverse over a definite period of time, and the tax on assets paid was recognized in the income statement. See note 3(o) to the audited consolidated financial statements.

Except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to the restatement of foreign subsidiaries, the differences between inflation accounting under Bulletin B-10 and its amendments and U.S. GAAP have not been included in the reconciliation to U.S. GAAP. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. If it were necessary in the future to include the difference between inflation accounting under Bulletin B-10 and its amendments and U.S. GAAP, a change would be reflected in the U.S. GAAP reconciliation in the financial statements.

Our export sales consist of (i) products sold by our Mexican subsidiaries to third parties outside Mexico, (ii) products sold by our Mexican subsidiaries to our foreign subsidiaries that do not act as distributors (principally VVP America) and (iii) products sold by our foreign distribution subsidiaries (principally Vitro Packaging, Inc. and Crisa Corporation) to third parties outside Mexico.

The following table sets forth selected financial information and other data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the notes to those financial statements and the information under "Operating and Financial Review and Prospects."

The following table presents on a consolidated basis our financial information and other data for our consolidated subsidiaries and us:

	As of or for the year ended December 31,
	1997	1998	1999	2000	2001	2001
	(Millions of constant pesos as of December 31, 2001)(1)					(Millions of U.S. dollars)(2)

Income Statement Data:
Mexican GAAP: (3)

Net sales	Ps. 29,431	Ps. 29,837	Ps. 28,599	Ps. 28,631	Ps. 28,190	$3,074
Cost of sales	19,925	20,195	19,765	20,307	20,638	2,250

Gross profit	9,506	9,642	8,834	8,324	7,552	824
General, selling and administrative expenses	4,379	4,476	4,479	4,807	4,949	540

Operating income	5,127	5,166	4,355	3,517	2,603	284
Financing cost:
Interest expense, net	4,015	3,052	2,782	2,328	1,892	207
Exchange loss (gain), net	440	3,096	(453)	183	(590)	(64)
Gain from monetary position	2,983	2,853	2,005	1,315	651	72
Total financing cost	1,472	3,295	324	1,196	651	71
Other expense (income), net	(5)	226	1,249	488	866	95
Share in net income of unconsolidated associated companies (4)	258	6	24	5	7	1
Gain (loss) in value of shares in trust (5)	60	(1,218)	-	-	-	-
Income before income tax and workers' profit sharing	3,978	433	2,806	1,838	1,093	119

Income and asset tax (6)	1,272	1,056	1,600	675	407	44
Workers' profit sharing	235	213	260	326	109	12
Net income (loss) from continuing operations (7)	2,471	(836)	946	837	577	63
Net income from discontinued operations (7)	60	-	-	-	-	-
Income on disposal of discontinued operations (8) (9)	1,223	331	573	-	-	-
Extraordinary item (10)	360	123	158	-	-	-
Net income (loss) for the year	4,114	(382)	1,677	837	577	63
Net income (loss) of majority interest	3,337	(958)	724	347	135	15
Dividends declared	-	363	355	323	307	33

U.S. GAAP:(3) (11)
Net sales	Ps. 23,916	Ps. 24,223	Ps. 22,422	Ps. 22,149	Ps. 20,964	$2,286
Operating income	4,733	4,434	2,215	1,927	1,434	156
Income from continuing operations	3,140	507	676	716	597	65
Net income (loss) of majority interest	3,969	(141)	411	623	366	40

Balance Sheet Data:

Mexican GAAP: (3)
Cash and cash equivalents	Ps. 793	Ps. 681	Ps. 620	Ps. 787	Ps. 1,005	$110
Current assets	8,490	8,599	8,031	8,158	7,853	856
Total assets	40,514	38,358	35,121	33,175	31,347	3,418
Current liabilities	6,533	7,345	6,391	8,895	11,156	1,217
Total debt (6)	19,568	19,592	17,082	16,333	14,453	1,576
Minority interest in consolidated subsidiaries	4,732	4,476	4,385	3,209	3,333	363
Stockholders' equity (6)	11,599	8,734	8,093	6,233	5,534	604

U.S. GAAP:(3)
Total assets	Ps. 39,204	Ps. 37,126	Ps. 34,407	Ps. 33,496	Ps. 31,653	$3,452
Total liabilities	26,462	26,626	24,846	24,303	22,519	2,456
Majority Stockholders equity	9,419	7,176	6,632	6,498	6,146	670

Other Data:
Mexican GAAP: (3)
Capital expenditures	Ps. 2,088	Ps. 2,865	Ps. 1,854	Ps. 1,110	Ps. 944	$103
Depreciation and amortization	1,896	2,062	2,121	2,084	2,050	224
EBITDA (11)	7,086	7,321	6,553	5,679	4,861	530
Ratio of EBITDA to interest expense (11)	1.7	2.3	2.3	2.4	2.5
Ratio of total debt to EBITDA(11)	2.8	2.7	2.6	2.9	3.0

U.S. GAAP:(3)
EBITDA (11)	Ps. 6,495	Ps. 7,112	Ps. 5,932	Ps. 5,039	Ps. 4,148	$452

INFLATION AND EXCHANGE
Percentage of chanfe in INPC	15.7%	18.6%	12.3%	9.0%	4.4%
Peso/dollar exchange rate (12)	Ps. 8.068	Ps. 9.8963	Ps. 9.4886	Ps. 9.6098	Ps. 9.1695

(1) Except ratios, inflation and exchange rate data.
(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 9.1695 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2001
(3) On June 3, 2002, we signed an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic, the holding company of our former Acros-Whirlpool business unit, to Whirlpool, which held the remaining 49% of this joint venture, for $148.3 million in cash before expenses. As a result of our signing of the contract on June 3, 2002, under U.S. GAAP, we have recasted our financial information to report the Acros-Whirlpool business unit as a discontinued operation for all periods presented in this annual report. For Mexican GAAP purposes, when we report financial statements that include the sale of Acros-Whirlpool, we will recast all periods presented to report the sale as a discontinued operation
(4) Includes principally the results of Grupo Financiero Serfin, S.A. de C.V. ("Grupo Serfin") and Cydsa, S.A. ("Cydsa"). In December 1997, Vitro sold its interest in Cydsa and in 1999, Vitro wrote off its investment in Grupo Serfin.
(5) In 1998, Vitro recorded a charge of Ps. 1,218 million related to the loss in the market value of a receivable resulting from the sale of its 49.9% ownership of Cydsa.
(6) Effective January 1, 2000, we applied the provisions of the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing," issued by the IMCP. As required by this bulletin, deferred income taxes are provided for differences between the book and tax values of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset. Until 1999, deferred taxes were provided only for identifiable, non-recurring timing differences that were expected to reverse over a definite period of time, and the tax on assets paid was recognized in the statement of operations. The effects in net income on the years ended December 31, 2000 and 2001 were increases of Ps. 112 million and Ps. 66 million, respectively.
(7) In June 1997, we sold certain of our subsidiaries engaged in the mining of silica sand and feldspar (the Mining Subsidiaries") to Unimin Corporation ("Unimin"). Our audited consolidated financial statements and the data set forth above have been restated to present the net results of the Mining Subsidiaries in "Net income from discontinued operations." Under U.S. GAAP, the results of the Mining Subsidiaries would not be treated as the results of a discontinued operation. Includes the results of the Mining Subsidiaries through June 27, 1997.
(8) In September 1996, Anchor Glass filed for protection under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Anchor Glass bankruptcy filing, we wrote off our entire investment in Anchor Glass as of August 31, 1996. The 1997, 1998 and 1999 tax benefit in the amount of Ps. 467 million, Ps. 331 million and Ps. 573 million, respectively, from the corresponding deduction of the loss from discontinued operations recorded with respect to Anchor Glass in 1996 is reflected in 1997, 1998 and 1999 as "Income on disposal of discontinued operations." See note 4 to our audited consolidated financial statements.
(9) On June 27, 1997, we sold the Mining Subsidiaries to Unimin. A gain of Ps. 756 million was recognized from the sale of such subsidiaries.
(10) The extraordinary item is the tax benefit that resulted from the utilization of tax loss carry forwards and the recovery of the asset tax paid in previous years.
(11) EBITDA consists of operating income plus depreciation, amortization and provisions for seniority premiums and pensions. Seniority premiums and pension payments for the years 1997, 1998, 1999, 2000 and 2001 were Ps. 113 million, Ps. 131 million, Ps. 163 million, Ps. 172 million and Ps. 35 million, respectively. The concept of EBITDA is presented because it is a widely accepted indicator of funds available to service debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of Vitro's operating performance or to cash flows as a measure of liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.
(12) Based on the Free Exchange Rate at the end of the period.

The following table sets forth for each of the last five years, the annual period-end, average, high and low Noon Buying Rates, all expressed in nominal pesos per U.S. dollar. No representation is made that the peso or the dollar amounts referred to herein actually represent, could have been or could be converted into dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all:

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period End
1997	Ps. 8.41	Ps. 7.72	Ps. 7.97	Ps. 8.07
1998	10.63	8.04	9.24	9.90
1999	10.60	9.24	9.56	9.48
2000	9.84	9.20	9.47	9.61
2001	9.97	9.00	9.35	9.16

(1) Source: Federal Reserve Bank of New York
(2) Average of month-end-rates

The following table sets forth the high and low Noon Buying Rates during the previous sixmonths, all expressed in nominal pesos per U.S. dollar:

	Non Buying Rate(1)
	High	Low
December 2001	9.62	9.37
January 2002	9.25	9.10
February 2002	9.17	9.05
March 2002	9.11	9.00
April 2002	9.37	9.00
May 2002	9.71	9.41

(1) Source: Federal Reserve Bank of New York.

RISK FACTORS

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on Vitro, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on the business, financial condition, liquidity, results of operations or prospects of Vitro, except as otherwise indicated or as the context may otherwise require.

The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, the countries where we have a presence or risks that we currently deem immaterial, may also impair our business.

The information in this annual report includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in this section and under the sections entitled "Operating and Financial Review and Prospects" and "Information on the Company" elsewhere in this annual report. See "Forward-Looking Statements."

Factors Relating to Vitro

We may be unable to repay our debt, access credit, or pursue business opportunities, because of our leverage and debt service requirements.

We operate in capital-intensive industries and require ongoing investments in our capital assets and technology improvements. Funds for such investments, and for working capital needs, joint venture transactions and acquisitions, over the past years, have been provided by a combination of cash generated from operations, bank credit facilities and short- and long-term debt.

As of December 31, 2001, our total consolidated indebtedness was Ps. 14,453 million ($1,576 million), Ps. 6,162 million ($672 million) of which is considered short-term, because it is due within less than 360 days. If an opportunity arises, such as a strategic acquisition, we may consider incurring further indebtedness. The degree to which we are leveraged may adversely affect our ability to finance future operations, acquisitions and capital expenditures or to service our indebtedness, compete effectively against better-capitalized competitors and withstand downturns in our business or the United States or Mexican economies.

In addition, a significant portion of our indebtedness is owed by our holding company. As a result, covenants and debt service requirements affecting our subsidiaries, and legal and contractual restrictions on the ability of our subsidiaries to upstream cash, may have an impact on our ability to service debt at our holding company level.

Our ability to make scheduled payments on our indebtedness depends on our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, some of which are outside our control. We cannot assure you that our operating results will be sufficient for the payment of our indebtedness. In addition, our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions (including increases in interest rates, exchange rate fluctuations and market volatility) and could impair our ability to take advantage of significant business opportunities that may arise.

Downturns in the United States or Mexican economies may negatively affect the demand for our products and our results of operations.

Our flat glass products are used to a significant extent by the Mexican and United States commercial construction industry and original equipment manufacturers, which we refer to as "OEMs," in the Mexican and United States automotive industries. Demand in the automotive and construction industries, in particular, tends to be cyclical. As a result, demand for our flat glass products and, consequently, our operating results may be negatively affected by a downturn in the United States or Mexican economies.

Our Flat Glass business unit's subsidiaries and, to a lesser extent, sales in the United States by our Glassware business unit, through our partner Libbey, have been and may continue to be impacted by the slowdown in the U.S. economy. For example, sales to OEMs, which represent approximately 10% of the sales of the Flat Glass business unit and 4% of the consolidated sales of Vitro, have declined by 12% from 2000 to 2001, as a result of the reduction in orders by OEMs in the United States market. We may also experience a rise in operating costs, such as transportation, courier services, insurance and security. It is also possible that we may experience a reduction in export sales to the United States, or an increase in the cost of supplies imported from the United States. A prolonged economic downturn may have an adverse impact on the export sales of our Flat Glass and Glassware business units. It may also subject us to increased exchange and interest rate risk and impair our operations, results from operations and ability to raise capital or service our debt. This downturn could also affect our ability to continue growing our business.

In addition, a variety of factors affecting customers within Mexico or abroad, many of which are beyond our control, may influence the level of our net sales in a particular period. Some of these factors include the timing of significant orders and shipments, new product introductions, production and quality problems, changes in the cost of materials, disruption in sources of supply, the availability of consumer financing at attractive interest rates and seasonal patterns of spending.

Pricing pressures by OEMs may affect our operating margins and results of operations.

Certain of our flat glass products sold to OEMs are sold under global purchase agreements, which are entered into after completion of a bidding process. OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins. As a result, even if we were awarded the right to sell to an OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. This may have an impact on our results from operations.

Our results of operations and operating margins are significantly affected by changes in the relative value of the peso against the U.S. dollar.

Changes in the relative value of the peso against the U.S. dollar have a significant effect on our results of operations. A substantial portion of the sales of our Mexican subsidiaries is in U.S. dollars. Our export sales represented approximately 27% of our consolidated net sales in 2001. Furthermore, approximately 47% of our consolidated net sales in 2001 were denominated in U.S. dollars. Our financial statements are prepared by translating the amount of dollar export sales into pesos at the Free Exchange Rate at the date of the sale. The peso amounts of the translated dollar sales are then restated, using the INPC, to the date of the most recent balance sheet included in those financial statements. As a result, when the peso depreciates in real terms against the U.S. dollar, as was the case during 1998, the same level of U.S. dollar sales will result in higher constant peso revenues. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 1999 and 2001, the same level of U.S. dollar sales will result in lower constant peso revenues. Moreover, because our cost of sales and selling, general and administrative expenses are largely peso-based and tend to vary largely based on changes in Mexican inflation and not based on changes in the relative value (in real terms) of the peso to the U.S. dollar, the effect of the real appreciation of the peso relative to the U.S. dollar has a significant negative effect on our operating margins.

In addition, a significant portion of our sales in Mexico, in particular sales of flat glass for automotive uses, certain glassware products and most chemical, appliances and packaging products, are made at prices, which are generally linked to U.S. dollar-based prices. The real appreciation or depreciation of the peso will generally have a similar effect on net sales and operating margins with respect to such products.

Total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in exchange rates on our and our subsidiaries' U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash and cash equivalents and accounts receivable from exports) of Vitro and its Mexican subsidiaries. Because our dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the depreciation of the peso results in exchange losses. In 1998, the larger nominal devaluation of the peso significantly increased our exchange losses. In 1999 and 2001, the appreciation of the peso against the U.S. dollar resulted in a foreign exchange gain for us. In 2000, the nominal devaluation of the peso resulted in less significant exchange losses as compared to 1998.

A strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that would not otherwise sell in the Mexican market. During the last two years, imports into Mexico at prices that we believe are below the cost of producing and distributing such products have had a general impact in the Mexican market and have an adversely affected on our results.

Substitution trends in the glass container industry may adversely affect our business.

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper products. In mature glass container markets, such as in the United States and certain Western European countries, demand for glass containers began a sustained long-term decline in the 1970s, resulting in a significant reduction in capacity and consolidation among glass container producers. Glass container producers in mature markets have also faced pricing pressures as a result of competition from other forms of packaging. In Mexico, which is becoming a mature market, increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers, has adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to containers for the beer, soft drink and food industries. The Glass Containers business unit represented 33% of our 2001 consolidated net sales, after elimination of inter-business unit sales.

Certain of our subsidiaries conduct all or a portion of their business through joint ventures with non-Mexican partners and, as such, loss of joint venture agreements may adversely affect our business.

Sales attributable to our joint ventures represented approximately 71% of our consolidated net sales for 2001. In the future, certain of these non-Mexican partners may prefer to conduct business in Mexico directly and to terminate their relationships with us. The easing of limitations on foreign investment and the reduction of import duties and tariffs in Mexico has reduced barriers to entry for non-Mexican companies. A number of our joint venture agreements contain non-competition provisions that restrict, subject to certain exceptions and limitations, the joint venture partners from engaging in the production of the joint venture's products in specific markets during the term of the agreement and for a limited period following the termination of such agreement, other than through the joint venture vehicle. Our joint venture agreements generally contain provisions for termination under certain circumstances. If a termination were to occur, we cannot assure you that we could find an equivalent partner.

Certain of our joint venture agreements require approval by the majority of the outstanding shares for certain significant operating and management decisions, including the payment of dividends. For example, in our joint venture with Libbey, whether dividends will be paid, and the amount of dividends to be paid, are determined by a formula, if the stockholders want to distribute a different amount, the vote of the super majority of shareholder is required. In the case our association with Pilkington, whether dividends will be paid, and the amount of dividends to be paid, are determined by a vote of the majority of shareholder which we have. The inability to reach an agreement among the respective joint venture participants in connection with such matters could restrict our ability to operate those businesses as we consider appropriate or to expand those businesses or others and could have an adverse effect on our business, results of operations, financial condition, prospects and ability to obtain financing.

Additionally, our business units conduct certain research and development activities, but we generally do not develop our own proprietary technology. Although our business units' products and manufacturing processes are not in constant need of technological improvements and innovations, they do, from time to time, require access to new technology necessary to improve their manufacturing processes and product lines, to more effectively compete in both the Mexican and the international markets. The main portion of such technological needs is satisfied through the acquisition of technology from third parties through joint ventures, licenses, technology transfers, technical assistance or similar arrangements.

We could be unsuccessful in renewing our joint ventures, technology licenses or other agreements or arrangements upon their expiration on terms equivalent to the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. In the event that any of our joint venture partners decides to terminate its relationship with us, we may not be able to replace our partner or achieve such venture's objectives on our own. Furthermore, the failure to continue some of our joint ventures could have a materially adverse effect on our financial condition and results of operations.

We may make significant acquisitions in the future, which, if unsuccessful, may adversely affect our operating results.

We have made significant acquisitions in the past and may make significant acquisitions in the future to continue our growth. Most recently, we acquired Cristalglass in May 2001 and, in April 2000, Harding Glass, Inc., which we refer to as "Harding", both of them not considered significant acquisitions. Although these acquisitions have generally been successful, acquisitions involve a number of risks, including:

* failure of the acquired businesses to achieve the results we expect;
* our inability to retain or hire key personnel for the acquired businesses;
* our inability to reduce financial inefficiencies affecting those businesses;
* risks associated with unanticipated events or liabilities;
* the potential disruption of our business; and
* customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage the companies we have acquired, or the businesses that we may acquire in the future, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

Factors Relating to Mexico and the Global Economy

Economic developments in Mexico and elsewhere affect our business.

Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by sharp peso devaluation, high inflation, exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico's GDP, which grew at an annual rate of 3.5% during 1994, declined to 6.2% during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs and accords designed to promote economic recovery, stabilize exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil, Venezuela and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Mexican government treasury securities averaged 24.8% and the peso lost 22.7% of its value (in nominal terms) against the U.S. dollar. During 1999, inflation in Mexico was 12.3%, interest rates on 28-day Mexican government treasury securities averaged 21.4% and the peso appreciated 4.0% in value (in nominal terms) against the U.S. dollar. Throughout 2000, the improvement shown in 1999 continued; the inflation rate was 9.0%, interest rates on 28-day Mexican government treasury securities averaged 15.3% and the peso depreciated 1.2% in value (in nominal terms) against the U.S. dollar. Further, the Mexican government announced that real GDP grew by 4.8% in 1998, 3.7% in 1999 and 6.9% in 2000. During 2001, the inflation rate was 4.4%, interest rates on 28-day Mexican government treasury securities averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) against the U.S. dollar.

Additionally, commencing in September of 2001, amid concerns of a global economic slowdown and a United States recession, Mexico started experiencing an economic slowdown marked by slower GDP growth. GDP growth in Mexico in 2001 was (0.3)% and financial analysts have estimated a 1.7% growth for the year 2002.

We are a company with the majority of our manufacturing operations located in Mexico. For each of the years ended December 31, 1999, 2000 and 2001, approximately 55%, 54% and 53%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates, devaluations of the peso and, during the 1980s, substantial government controls over exchange rates and prices, which at times adversely affected our operating revenues and margins. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation has decreased the real purchasing power of the Mexican population and the Mexican government's efforts to control inflation have resulted in significantly higher financing costs, as inflation is used to restate the principal amount in pesos of the UDI-denominated debt, based on a pesos-per-UDI value published by Banco de Mexico in the Official Gazette of the Federation that, in turn, is based on the INPC. Any increase in the principal amount of such debt resulting from such restatement is charged to total financing cost as a restatement of UDIs. Accordingly, the economic, political and social environment within Mexico has a significant impact on our financial condition and results of operations.

The current global economic slowdown, including the United States slowdown and other future economic developments in Mexico and elsewhere, such as devaluation, increase in interest rates or production costs, could impair our business, results of operations, financial condition, liquidity (including the ability to obtain financing and refinance liabilities) or business prospects.

Political events in Mexico could affect Mexican economic policy and our operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions and prices and returns on Mexican securities, including our securities.

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional (National Action Party or "PAN") won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or "PRI"). Neither the PRI nor the PAN succeeded in securing a majority in the Mexican Congress or Senate.

President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has encountered strong opposition to some of his proposed reforms in both Congress and the Senate, where opposition parties such as the PRI and the Partido de la Revolucion Democratica ("Democratic Revolution Party" or "PRD") have frequently joined forces to block PAN initiatives. Such legislative gridlock could slow down the progress of reforms in Mexico and could have a material adverse effect on our business, financial condition, prospects and results of operations.

Social instability in Mexico or other adverse social or political developments affecting Mexico, could adversely affect our business, results of operations, financial condition, prospects and ability to obtain financing.

If exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which could expose you to currency risk.

In the past, the Mexican economy has experienced balance of payment deficits, shortages in foreign exchange reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.

We may be adversely affected by fluctuations in interest rates.

Interest rate risk exists primarily with respect to our floating rate peso- and dollar-denominated debt, which debt generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as "TIIE," and the London interbank offered rate or LIBOR, respectively. As of December 31, 2001, our floating rate peso- and dollar-denominated debt amounted to Ps. 446 million and $692 million, respectively. Assuming a hypothetical increase of 375 basis points in TIIE (a 47.2% increase on the average TIIE of 7.9% for December 31, 2001) and 120 basis points in LIBOR (a 62.5% increase on the 1.9% LIBOR as of December 31, 2001), the interest expense for the year ended December 31, 2001 on our floating rate peso- and dollar-denominated debt would have increased by Ps. 17 million and $8 million, respectively.

Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Mexican companies listed on the Mexican Stock Exchange, including Vitro, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain respects from U.S. GAAP, including the treatment of minority interests, employee profit sharing, capitalization of pre-operating costs, capitalization of interest and consolidation of subsidiaries. In particular, all such Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to the restatement of foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries.

Developments in other emerging market countries may adversely affect our business or the market price of our securities.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of such other countries may have an adverse effect on the market value of the securities of Mexican issuers, including our own. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in the value of securities traded in Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. There can be no assurance that the market value of our securities will not be adversely affected by future events elsewhere, especially in emerging market countries.

Item 4. Information on the Company

HISTORY OF THE COMPANY

Vitro is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico. We are a holding company that conducts all of its operations through its subsidiaries. Our predecessor was incorporated in Mexico in 1909, as Vidriera Monterrey, S.A. de C.V., and today our subsidiaries as a group comprise the leading Mexican producer of flat glass, glassware, glass containers, household products and one of the world's largest manufacturers and distributors of glass products. Our headquarters are located at Ave. Ricardo Margain Zozaya 440, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico, telephone number (52-818863-1200).

We are the leading producer of flat glass, glass containers and glassware in Mexico and one of the world's largest manufacturers and distributors of glass products. Through our subsidiaries, we serve multiple product glass markets including construction and automotive, food and beverage, cosmetics, pharmaceuticals, and glassware for commercial, industrial and retail uses. We have production facilities in seven countries, distribution centers throughout the Americas and Europe and export our products to over 70 countries. Our net sales for the year ended December 31, 2001 totalled Ps. 28,190 million ($3,074 million). As of December 31, 2001, our total assets were Ps. 31,347 million ($3,418 million).

We have successfully established numerous joint ventures and technology-sharing relationships with leading United States and European companies including, among others, Pilkington plc, which we refer to as "Pilkington," and Libbey, Inc., which we refer to as "Libbey." Sales attributable to joint ventures represented approximately 71% of our consolidated net sales in 2001.

Our operations are currently organized into four operating business units: the Flat Glass business unit (37% of 2001 net sales), the Glass Containers business unit (33% of 2001 net sales), the Glassware business unit (9% of 2001 net sales), and Acros-Whirlpool business unit (21% of 2001 net sales). In June 3, 2002, we signed an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic, the holding company of the Acros-Whirlpool business unit, to Whirlpool for $148.3 million and the assumption of $75 million of indebtedness and $125 million of off-balance sheet financing. See "Information on the Company-Recent Developments." Until October 1, 2001, we had historically organized our operations into five business units, but as of such date we integrated the companies that had been within the Diverse Industries business unit into our other business units. See "Information on the Company-Organizational Changes and Cost Reduction Program".

Business Units

Our organizational structure, comprised of the Flat Glass, Glass Containers, Glassware and Acros-Whirlpool business units, allows us to focus on the needs of four distinct end-markets, diversifies our revenue base and enables us to take advantage of our expertise in the efficient production of glass products.

Flat Glass

Our Flat Glass business unit is the largest flat glass producer in Mexico and the second largest in Latin America. In 2001, this business unit accounted for 37% of our net sales. Our primary products include flat glass, such as windshields for the automotive industry and windows for the construction industry. This business unit manufactures, processes and distributes flat glass primarily for the construction and automotive industries. In May 2001, we expanded our flat glass operations into Europe through the acquisition of 60% of the outstanding shares of Cristalglass Vidrio Aislante, S.A., which we refer to as "Cristalglass," the holding company of the Spanish group Cristalglass, a leading processor of value-added flat glass for the construction market in Spain. We have a significant presence in the United States through our subsidiary, VVP America Inc., which we refer to as "VVP America." VVP America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. VVP America operates in 32 states through 10 processing centers, 44 distribution centers and 151 installation centers. Since 1965, Pilkington, a leading producer of flat glass in the world, has been our partner, holding a 35% interest in Vitro Plan, S.A. de C.V., which we refer to as "Vitro Plan," the holding company of our Flat Glass business unit. Pilkington has also been an important provider of technology to our Flat Glass business unit. Our customer base includes: General Motors, Ford, DaimlerChrysler, Nissan and several companies in the construction industry. For the year ended December 31, 2001, net sales for the Flat Glass business unit were Ps. 10,610 million ($1,157 million). During the same period, approximately 23% of the total net sales of the Flat Glass business unit came from exports. We also have joint ventures with Visteon through Vitro Flex, with Solutia through Quimica M and with Owens Corning through Vitro Fibras.

Glass Containers

Our Glass Containers business unit is the largest glass containers producer in Mexico and Central America. In 2001, this business unit accounted for 33% of our net sales. The Glass Containers business unit produces soda lime glass containers for the Mexican soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries. The Glass Containers business unit operates six production facilities in Mexico, two in Central America and one in Bolivia. With approximately 4,200 tons of glass production a day, we believe we account for more than half the daily glass containers production in Mexico. The Glass Containers business unit exports containers for the wine, pharmaceutical and cosmetic industries in the United States and is also the leading exporter of glass containers to the United States. Our customers include leading global companies such as Procter & Gamble, Coca-Cola, Grupo Modelo, Nestle, Gerber, Avon, Coty and Allied Domecq. For the year ended December 31, 2001, net sales for the Glass Containers business unit were Ps. 9,149 million ($998). During the same period, approximately 26% of the total net sales of the Glass Containers business unit came from exports.

The Glass Containers business unit also (i) operates Vidrio Lux, S.A., which we refer to as "Vilux", a wholly owned Bolivian glass container manufacturer, (ii) is responsible for the operation of our controlling 49.7% interest in Comegua and (iii) operates Industria del A

, S.A. de C.V., which we refer to as "Alcali", Vitro American National Can, S.A. de C.V., which we refer to as "Vancan" and Fabricacion de Maquinas, S.A. de C.V., which we refer to as "Fama". Alcali, Fama and Vancan were part of our former Diverse Industries business unit, and were integrated into the Glass Containers business unit effective October 1, 2001.

Glassware

Our Glassware business unit is the largest producer of glassware in Mexico. In 2001, this business unit accounted for 9% of our net sales. This business unit produces glassware for the industrial and consumer markets. Our glassware products include tableware, flatware, coffee carafes, blender jars, lids, meter covers and lighting products for the industrial segment and glassware, tableware, flatware, stemware, bake ware and home decoring products for the consumer segment. Since 1997, Libbey, a leading producer of tableware in North America, has been our partner, holding a 49% interest in Vitrocrisa Holding, S. de R.L. de C.V. Our industrial customer base includes leading global manufacturers such as Hamilton Beach/Proctor-Silex, Inc. In addition, our glassware products are sold at retailers such as Wal-Mart Stores, Inc., among others, and leading Mexican supermarket chains such as Gigante and Soriana. We have four production facilities in Monterrey and 10 distribution centers strategically located throughout Mexico. The Glassware business unit is also responsible for the operation of our plastic manufacturing business, which accounted for 21% of the total net sales of our Glassware business unit in 2001. For the year ended December 31, 2001, net sales for the Glassware business unit were Ps. 2,585 million ($282 million). During the same period, approximately 29% of the total net sales of the Glassware business unit came from exports.

Acros-Whirlpool

Our Acros-Whirlpool business unit produces major brand name household appliances, including refrigerators, ranges and washing machines for the Mexican and export markets. All of the business unit's business and operations are conducted through the subsidiaries of Vitromatic, Vitro's 51%-owned joint venture with Whirlpool Corporation, which was formed in 1987. Vitromatic is one of the two largest household appliances manufacturers in Mexico. In 2001, this business unit accounted for 21% of our net sales. For the year ended December 31, 2001, net sales for the Acros-Whirlpool business unit were Ps. 5,960 million ($650 million).

On June 3, 2002, we sign an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic to Whirlpool. See "-Information on the Company - Recent Developments."

Organizational Changes and Cost Reduction Program

In April 2001, a new management team was appointed and Mr. Jose Domene and Mr. Luis Nicolau were appointed Chief Operations Officer and Chief Corporate Officer, respectively. As part of several changes and an ongoing cost reduction program, in July 13, 2001, we appointed executives from within Vitroas new directors for each of our business units. Further, as part of the organizational changes announced on July 13, 2001, as of October 1, 2001, we consolidated our businesses into four business units: Flat Glass, Glass Containers, Glassware and Acros-Whirlpool. To achieve this consolidation, we integrated companies that were formerly part of our Diverse Industries business unit into our remaining business units. We believe we will realize certain synergies and improved operating and administrative synergies by integrating such companies into our core business units.

The companies within our former Diverse Industries business unit were integrated into our remaining business units as follows:

Business Unit	Company	Business
Flat Glass	Vitro Fibras, S.A. de C.V. (Vifisa)	Production of fiber glass goods
Glass Containers	Industria del Alcali, S.A. de C.V. (Alcali)	Raw materials production, including soda ash
	Fabricacion de Maquinas, S.A. de C.V. (FAMA)	Glass manufacturing molds & machinery
	Vitro American National Can, S.A. de C.V. (Vancan)	Aluminum cans
Glassware	Plasticos Bosco, S.A. de C.V.	Plastic containers manufacturing
	Envases Cuautitlan, S.A. de C.V.	Plastic containers manufacturing

As part of our strategy, we have divested and continue the process of divesting some of our non-strategic businesses. These businesses primarily include companies that were part of the Diverse Industries business unit.

Finally, and as part of the announced ongoing cost reduction program, during the third and fourth quarters of 2001, we terminated approximately 1,000 employees as part of our goal of reducing annual operating costs by approximately $40 million and improving the performance and competitiveness of Vitro. The layoffs required severance payments in the amount of Ps. 319 million ($35 million).

Capital expenditures

Our capital expenditure program is focused on new investment projects, technological upgrades in our manufacturing facilities and maintenance and expansion of our production capacity. The capital expenditure program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations.

The following table sets forth our capital expenditures by business unit for the periods presented.

	Year ended December 31, (Millions of constant pesos as of December 31, 2001)			January through May 2002 (Millions of constant pesos as of May 31, 2002)

Business Unit	1999	2000	2001
Flat Glass	Ps. 410	Ps. 343	Ps. 381	Ps. 73
Glass Containers	894	373	292	228
Glassware	136	154	86	56
Acros-Whirlpool	394	223	152	28

Divestitures

The following paragraphs describe the principal divestitures that we have made in the last three years, as part of our program to sell non-core businesses. We received aggregate net proceeds of approximately $65 million from divestitures and asset sales (including, approximately $33 million from the sale of assets such as land, buildings, warehousesand an aircraft).

In May 2001, we sold to our former partner, Owens-Illinois, Inc., our 50% interest in Regioplast, S.A. de C.V., which we refer to as "Regioplast," a joint venture established in 1993 for $8 million in cash. Since its inception, Regioplast has been managed by Owens-Illinois. It has one production facility within the Mexico City area for plastic bottles and caps, including non-refillable closures.

On September 8, 2000, Viplasticos, S.A. de C.V., a wholly owned subsidiary of Vitromatic, sold its injection molded plastic parts production line and related assets for $7.1 million in cash to Jones Plastic and Engineering de Monterrey, S.A. de C.V., which we refer to as "Jones Plastic Monterrey," a wholly owned subsidiary of Jones Plastic and Engineering Company, a U.S. company.

During the fourth quarter of 1999, we sold our 23.7% interest in Compania Manufacturera de Vidrio del Peru Ltda. to Owens-Illinois. During the same period, we also sold other assets related to our holdings in Peru. The total cash consideration received in connection with these sales was approximately $6.6 million.

In December 1999, we sold to our former partner, PQ Corporation, our 55% indirect interest in Vitro PQ Quimica, S.A. de C.V. ("Vitro PQ Quimica") for $9.9 million in cash. Vitro PQ Quimica produces sodium silicate for the soap, detergent and paper industries. It also manufactures aluminum sulfate, which is used by the water treatment and paper industries.

New Ventures

On June 19, 2002, we entered into an agreement with AFG Industries, Inc., a subsidiary of Asahi Glass, the largest producer of flat glass in the world, to convert one of our glass container facilities in Mexicali, Baja California, Mexico, into a flat glass facility. We expect that the project will result in an increased flat glass capacity of approximately 200,000 metric tons per year, which would be marketed independently by AFG Industries and Vitro on a 50-50 basis. The total investment by both partners is projected to be approximately $100 million. The facility is expected to commence operations by the fourth quarter 2003 and to satisfy demand in the Western United States and increased demand in Mexico.

BUSINESS OVERVIEW

Business Strategy

We are seeking to enhance our value by (i) concentrating in our core businesses (glass and glass-related products), (ii) using available cash flow and proceeds from divestitures of non-strategic businesses and non-core assets to improve our financial position, (iii) reducing costs and expenses by focusing on operating and administrative cost efficiencies, (iv) consolidating our presence in the markets in which we participate by integrating operations and improving distribution activities, and (v) looking for opportunities to increase our presence in other markets. We have begun and intend to continue to improve operating efficiencies, take advantage of existing synergies to improve operating margins, secure and maintain long-term contracts with our key customers and joint venture partners, strengthen our services to customers, focus on value-added products and on product innovation, and increase our sales in various markets, particularly throughout the Americas.

Our objective is to increase our profitability by solidifying our market position as a global leader in the glass manufacturing and distribution industry. In order to achieve this objective, we operate our business based on the following strategies:

Concentrate on Core Competencies of Glass Manufacturing and Distribution

Our Flat Glass, Glass Containers and Glassware and glass-related business units provide us with our most sustainable long-term organic growth opportunities. Additionally, they build on our manufacturing experience, technological strength, production flexibility and our ability to efficiently produce high quality glass products. These business units provide us with a solid platform on which to grow. The Flat Glass business unit will continue to strengthen its position in the domestic and United States markets, by focusing on value-added products and, where appropriate, pursue selective investment and integration opportunities in other attractive markets (as we have done in Spain). The Glass Containers business unit seeks to improve its margins, strengthen its relationships with key customers and optimize its cash generation. The Glassware business unit intends to focus on marketing and product innovation and its distribution, customer and customer service capabilities. For instance, as part of our effort to concentrate on our core businesses, we have recently sold Vitromatic, the holding company of our former Acros-Whirlpool business unit. See "-Recent Developments." Our focus will remain on value-added products and product innovation, as part of our strategy to distinguish ourselves from commodity-like products.

Strengthen Our Financial Position

We intend to strengthen our financial position by reducing debt through the use of internally generated funds and proceeds from the disposition of companies outside our core business. For example in 2001, we reduced our total debt by approximately $60 million with internally generated funds and in 2002 we have reduced our total debt by over $200 million as a result of the sale of Vitromatic. Additionally, we intend to extend the average life of our debt by reducing our short-term debt. These initiatives should improve our liquidity and support the growth of our core businesses.

Continue to Reduce Costs and Enhance Operating Efficiencies

As part of our ongoing efforts to reduce costs and expenses, in 2001, we completed significant reductions in corporate staff throughout our business units and central management, of approximately 1,000 employees. We incurred severance expenses of Ps. 319 million ($35 million), but we expect that this reduction in staff will decrease our operating expenses by approximately $40 million annually. We will continue to make further efforts to reduce our selling, general and administrative expenses.

Additionally, we are improving and streamlining our communications network and improving our operations through the enhancement of information systems. system that we currently use to purchase % of our supplies. These initiatives extend across the value chain from employees and suppliers to customers. Recently, we entered into an arrangement with Electronic Data Systems, which we refer to as "EDS," to outsource our information technology needs. EDS will be providing us with computer hardware and software and telecommunications management and technical support.

Leverage Vitro Brand Name

Our Vitro brand name is widely recognized in Mexico, and in markets where we have a presence as a leader in the manufacture and production of high quality glass and value added products. We will continue to leverage our Vitro name as means to emphasize our commitment to high quality glass products.

Selectively Pursue Integration and Niche Acquisition Opportunities in Core Markets

We believe that significant opportunities exist in glass markets outside Mexico. We intend to pursue such opportunities on a selective basis. We believe these strategies will allow us to pursue on value-added niche-type products and actively pursue customers requiring niche-type products. Historically, our growth has been through organic means, expansion into foreign markets via exports, and strategic acquisitions. Increasing access to foreign markets will enable us to continue to achieve our strategic objectives of consolidating our leadership position in the domestic and regional markets in the Americas, growing in attractive markets outside of the Americas and mitigating the impact of slowdowns in regional demand.

Competitive Strengths

Leadership position in the glass Manufacturing and Distribution Markets

With over 90 years of glass production experience, we are an expert and leader in the glass production business. Our Flat Glass business unit is the largest flat glass producer in Mexico and among the largest in Latin America. It is also among the leading processors, distributors and installers of flat glass in the United States. It also has an important growing presence in the Spanish market for value added construction glass. Our Glass Containers business unit is the leading producer and distributor in Mexico and the largest glass container producer in Mexico and Central America. Our Glassware business unit is among the leading producers of glassware in the United States.

Substantial Revenue and Cash Generation Base

Our consolidated net sales were Ps. 28,190 million in 2001, ranking us among the largest Mexican companies. Historically, we have been able to maintain a growing level of net sales and generate substantial cash flow despite changes in the markets we serve and fluctuations in demand for our products.

Solid and Diverse Customer Base

We have successfully established long-term relationships with customers who are leaders in their industriesas a result of the quality of our products and our ability to effectively meet their specifications and promptly satisfy their demands. These long-standing relationships, some of which are over 50 years old,provide us with a stable and diverse revenue base. Our customers include several global marketleaders, such as Ford, General Motors, Grupo Modelo, Coca-Cola, Allied Domecq and Procter & Gamble. In 2001, no one customer accounted for more than 5% of our total net sales. Our customer diversity is enhanced by the breadth of industries we serve, which include the automotive, construction, beverage, food, pharmaceutical and cosmetic industries. Furthermore, the customers are involved in a variety of industries.

Broad Market and Geographical Scope

Our Mexican business base is complemented by our presence in markets in the United States, Central and South America and, more recently, Europe. We operate in seven countries throughout the Americas and Spain, have distribution centers throughout the Americas and Europeand benefit froma diversified customer base located throughout 70 countries. During the last three years, an average of 47% of our net sales were denominated in or linked to the U.S. dollar. Our presence in mature economies, especially the United States, balances our exposure to other economies. In addition, our broad geographic presencemitigates the impact of an economic downturn in any particular country or region. We have also reduced our exposure to downturns in any single industry by serving diverse glass market sectors through our three business units. In the year ended December 31, 2001, our total export sales, most of which were to the United States and Canada, were $801 million, and represented approximately 27% of our consolidated net sales.

Strong Strategic Alliances

We have successfully established numerous joint ventures and technology-sharing relationships, some of which are over 20 years old, with leading United States and European companies. These arrangements supplement our product design and manufacturing technologies and, in certain instances, provide us with access to significant distribution networks. Sales attributable to joint ventures represented approximately 71% of our consolidated net sales in 2001. Many of our joint venture partners, including Pilkington (Flat Glass), Libbey (Glassware) and Asahi Glass Corporation, which we refer to as "Asahi" (FlatGlass), are recognized as global leaders in their respective industries.

Efficient Producer of High Quality Glass Products

Our glass manufacturing experience and technology have allowed us to operate efficiently and manufacture products recognized for their high-quality. Our efficiency and focus on value-added products have allowed us to achieve competitive margins. For instance, our expertise has allowed us to change productions lines quickly and efficiently. Our experienced personnel seek and obtain the best and most innovative technology available in the industry and use it to develop products of superior quality. Through the years, our subsidiaries have received several domestic and international quality awards.

Experienced Management Team

In July 2001, as part of our strategy of improving our organizational structure, we installed a new management team with the substantial experience and credentials to successfully manage a company of our size, diversity and complexity. We have an experienced senior management team with an average of over 27 years of industry experience. In 2001, we added two key executives to our senior management team: Luis Nicolau, as Chief Corporate Officer, and Jose Domene, as Chief Operating Officer. We believe that this combination is well positioned to effectively execute our business strategy.

We have a solid and experienced team of operating managers with average experience of over 20 years in glass manufacturing. We employ highly qualified and trained engineers and technicians, who design, develop and maintain our production facilities. We maintain a training facility in Mexico, where we conduct continuing training programs for our operating personnel in the latest manufacturing processes.

Recent Developments

Ampolletas

On April 15, 2002, we sold to Gerresheimer Glas AG, a German stock corporation, our 51% interest in Ampolletas, S. A., which we refer to as "ASA," in exchange for consideration that includes cash, the assumption of debt, and the assignment of certain receivables that collectivelyamount to approximately $21 million. ASA was established in 1978 as a joint venture with Kimble, Inc. ASA's products, manufactured at one production facility, include borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes.

Vitromatic

On June 3, 2002, we signed an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic, the holding company of our former Acros-Whirlpool business unit, to Whirlpool, which held the remaining 49% of this joint venture, for $148.3 million in cash. In addition, Whirlpool has assumed all of Vitromatic's on- and off-balance sheet debt. As a result of our signing of the contract on June 3, 2002 we have included Acros-Whirlpool as a discontinued operation. Under U.S. GAAP, we have recasted our financial information to report the Acros-Whirlpool business unit as a discontinued operation for all periods presented in this annual report. For Mexican GAAP purposes, when we report financial statements that include the disposal of Acros-Whirlpool, we will recast all periods presented to report the disposition as a discontinued operation.

Asahi

On June 19, 2002, we entered into an agreement with AFG Industries, Inc., a subsidiary of Asahi the largest producer of flat glass in the world, to convert one of our glass containers facilities in Mexicali, Baja California, Mexico, into a flat glass facility. We expect that the project will result in an increased flat glass capacity for Vitro byapproximately 200,000 metric tons per year. The facility is expected to require an aggregate investment by both partners of approximately $100 million,which include the value of our glass containers facility being transformed. The facility is expected to commence operations by the fourth quarter of 2003 and to satisfy demand in the Western United States and increased demand in Mexico.

Financing Transactions

On April 30, 2002, we sold $88.35 million principal amount of our 2009 Senior Notes to Credit Suisse First Boston International ("CSFBI"), an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million. The 2009 Senior Notes are senior, unsecured debt securities issued under an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee. The indenture contains covenants limiting, among other things, our ability and our restricted subsidiaries' ability to incur additional indebtedness, pay dividends or make certain investments, engage in transactions with affiliates, engage in mergers and consolidations and create or permit liens

A portion of the net proceeds of the sale of the 2009 Senior Notes, $38.8 million, were applied to repay the $175 million 10¼% Guaranteed Notes due 2002, issued by our wholly owned subsidiary Servicios y Operaciones Financieras Vitro, S.A. de C.V. ("SOFIVSA") and guaranteed by us, which matured on May 15, 2002, and accrued interest. The remaining proceeds, $39.1 million, were used to purchase $40 million of 13.889% Credit Linked Notes issued by Credit Suisse First Boston, acting through its Nassau branch (the "CLN Issuer"). Under the terms of the Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default in respect of our indebtedness, a restructuring of our indebtedness, or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of SOFIVSA's 11?% Guaranteed Notes due 2007. As a result, if a Credit Event occurs, we may lose the entire amount that we invested in the Credit Linked Notes. As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Concurrently with the issuance of the 2009 Senior Notes and the purchase of the Credit Linked Notes, we entered into a swap agreement with CSFBI (the "Swap Counterparty") pursuant to which we agreed to make certain payments on April 30 of each year, beginning on April 30, 2003, and ending on April 30, 2006, to the Swap Counterparty calculated with respect to an original notional amount of $80 million, if the market price of the 2009 Senior Notes declines from an initial benchmark price which is based on the price paid by CSFBI for the 2009 Senior Notes. In addition, the Swap Counterparty may require us to, at any time, make payments of all amounts that would be owed by us on all future payment dates if the market price of the SOFIVSA's 11?% Guaranteed Notes due 2007 declines to certain levels, with any such payments being netted against payments we would be required to make on future payment dates. If certain Termination Events occur, which are similar to the Credit Events described above, the Swap Counterparty may terminate the swap agreement. In that event, we may owe the Swap Counterparty an amount calculated as described above with respect to declines in the market price of the 2009 Senior Notes up to $40 million. As long as a Termination Event has not occurred, a pro rata portion of the original notional amount will be reduced at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Pursuant to the terms of the related agreements and indenture, the occurrence of a Credit Event under the Credit Linked Notes and the reduction of the principal thereunder owed to us to zero and the occurrence of a Termination Event under the swap agreement resulting in our obligation to pay the Swap Counterparty up to $40 million under the swap agreement will not affect our obligation to repay the $88.35 million principal amount of 2009 Senior Notes plus accrued interest thereunder.

In addition, during the second quarter of 2002, we incurred the following short-term debt:

  $130 million credit agreement dated April 26, 2002 with Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, which we refer to as the "Inbursa Credit Agreement"; and

  $25 million of debt under a credit agreement dated May 14, 2002 with HSBC Bank USA, which we refer to as the "HSBC Credit Agreement."

The proceeds from those agreements were applied to the payment of the 2002 Senior Notes, which matured on May 15, 2002.

OPERATING BUSINESS UNITS

Our operations are currently organized into four operating business units: the Flat Glass business unit (37% of 2001 consolidated net sales, after elimination of inter-business unit sales); the Glass Containers business unit (33%); the Glassware business unit (9%) and the Acros-Whirlpool business unit (21%). Until October 1, 2001, we had organized our operations into five business units, but as of such date we integrated the companies that had been within the Diverse Industries business unit into our remaining business units. See "Information on our Company-Organizational Changes and Cost Reduction Program." In addition, on June 3, 2002, we signed an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic, S.A. de C.V., which we refer to as "Vitromatic," to Whirlpool Corporation, which we refer to as "Whirlpool," which held the remaining 49% interest. See "-Information on the Company -Recent Developments."

The table below lists our current principal products, customers and end-users and sales regions by division:

Sector	Products	Customers and End Users	Sales Regions	Joint Ventures
Flat Glass:
Construction Glass	Float glass, rolled glass, architectural tempered safety glass and insulated glass units	Construction industry, distributors and installers	Mexico, U.S., Canada, Europe and Central and South America	Pilkington plc and Solutia, Inc.
Automotive Glass	Windshields and rear and side tempered glass	OEMs, automotive replacement glass market, distributors and installers	Mexico, U.S., Canada and Central and South America	Pilkington plc, Visteon and Solutia, Inc.
Fiberglass Products	Fiberglass, thermal insulators and composites fibers	Construction, automotive and household products industries	Mexico, U.S. and Central and South America	Owens-Corning, Inc.
Glass Containers:
Glass Containers	Soda lime glass containers	Soft drink, food, beer, liquor and wine, pharmaceutical and cosmetics industries	Mexico, U.S., the Caribbean and Central and South America
Packaging	Aluminum cans	Beverage industry	Mexico and Central America	Rexam Beverage Can of the Americas, Inc.
Raw Materials	Sodium bicarbonate, calcium chloride, and salt	Glass manufacturers and detergent producers	Mexico, U.S. and Central and South America
Capital Goods	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Glass Containers business unit, Flat Glass business unit, Glassware business unit, glass manufacturers and other third party manufacturers	Mexico, U.S. and Central and South America
Glassware:
Glassware	Glassware, dinnerware, stemware, bakeware, home decor products, coffee carafes, blender jars, lids and lighting products	Commercial distributors, supermarkets, discount stores, consumer and industrial markets, institutional food service customers, hotels, and restaurants	Mexico, U.S., Canada, Europe and Central and South America	Libbey, Inc.
Packaging	Plastic containers, plastic tubes, and disposable thermofold ware	Food and dairy industry, supermarket and convenience stores, pharmaceutical and personal care distributors	Mexico and U.S.
Acros-Whirlpool:
Household Appliances	Refrigerators, ranges, washing machines and gas ranges components	Furniture stores, retailers, wholesalers, household appliance stores and replacement and consumer market	Mexico, U.S., Canada, the Caribbean and Central America	Whirlpool Corporation

Flat Glass Business Unit

The Flat Glass business unit commence operations in 1936 with the incorporation of Vidrio Plano, S.A. de C.V., in Monterrey, Mexico, and is the largest producer of flat glass in Mexico. It is also a major domestic manufacturer of safety glass products for automotive OEMs and the replacement market in Mexico, and through VVP America, a major processor and distributor of flat glass products in the western, midwest and southeastern United States. Effective October 1, 2001, Vifisa, a producer of fiberglass products, was integrated into the Flat Glass business unit for strategic purposes.

All of the Flat Glass business unit's business and operations, except Vifisa, are conducted through Vitro Plan, Vitro's 65%-owned associationwith Pilkington,which we control. Vitro Plan's subsidiaries include Vitro Flex, S.A. de C.V., which we refer to as "Vitro Flex," a 62%-owned joint venture with Visteon Automotive Systems (originally with Ford) that produces glass for OEM manufacturers and Quimica M, S.A. de C.V., which we refer to as "Quimica M," a 51%-owned joint venture with Solutia that produces polyvinyl butyral. In 2000, Ford announced the spinoff of its Automotive Parts Division, creating Visteon Automotive Systems, which we refer to as "Visteon," which includes all of Ford's automotive glass plants and certain other automotive parts, plants.While Vitro Plan was incorporated in 1981, our associationwith Pilkington was establishedmore than 30 years ago and has provided the Flat Glass business unit with access to leading technology in the flat glass industry. Net sales of the Flat Glass business unit in 2001 totalled Ps. 10,610 million ($1,157 million).

The Flat Glass business unit's strategy is to:

* increase its leadership position as a producer and distributor of value-added products in the markets it currently services;
* maintain its leading position in the Mexican flat glass market including the Mexican automotive aftermarket;
* solidify its relationship with OEMs in Mexico and the United States;
* consolidate its presence as a producer and distributor in the United States;
* increase its presence in Spain and other markets in Europe; and
* pursue opportunities for profitable growth in other parts of the world.

The Flat Glass business unit uses float glass produced by its own float glass manufacturing facilities to produce safety glass products. These float glass products are then processed into windshields and tempered glass, including complex curvature glass for automobiles, and other safety glass products such as architectural tempered safety glass, insulated glass units and mirror glass. Some of the subsidiaries of the Flat Glass business unit generally enter into both short-and long-term supply arrangements with automotive producers. In other cases, the Flat Glass business unit enters into supply arrangements that are renewable on an annual basis or supplies automotive glass to OEMs on a purchase order basis.

Exports

Export sales from the Flat Glass business unit's operations in Mexico amounted to approximately $260 million in 2001. A majority of the business unit's export sales in 2001 were sales of automotive glass to OEMs in the United States. Of the construction and automotive glass exports, approximately 16% of such volume is sold in the United States through our subsidiary VVP America. From the Flat Glass business unit's net sales of approximately $1,157 million during 2001, $491 million corresponded to sales of VVP America and $215 million to direct sales of Vitro Plan to end-users in the United States market. Thus, approximately 62% of the Flat Glass business unit's sales are made in the United States.

Mexican Operations

The Flat Glass business unit is the leading producer of safety glass and construction glass products in Mexico. The business unit's safety glass products are principally supplied to the Mexican automotive industry and to the Mexican automotive aftermarket, while its construction glass products are used in the Mexican construction industry. The architectural and safety glass product lines of the Flat Glass business unit are produced by various subsidiaries of Vitro Plan.

The business unit's flat glass products are produced using the float method, which involves pouring molten glass over a molten tin bath. The Flat Glass business unit operates two float glass production facilities near Monterrey, Mexico, and one production facility in Mexico City. These facilities are currently operating near full capacity. Our total production capacity of float glass is 715,000 tons per year.

The Flat Glass business unit operates five production facilities in Mexico for the automotive glass OEM market and the automotive glass aftermarket, including Vitro Flex's facility located near Monterrey, Mexico. Visteon is the largest customer of the business unit's automotive safety glass products, through its purchases from Vitro Flex for use in Ford's assembly plants in the United States and through its purchases from other Vitro Plan subsidiaries for use in Ford's Mexican assembly plants. In addition, the Flat Glass business unit sells automotive safety glass products to other multinational automotive producers in Mexico (including the Mexican portion of Pilkington's global supply agreements), the United States and other markets. All of the Flat Glass business unit's facilities have obtained International Organization for Standardization ("ISO") 9001 certification.

Besides supplying OEMs, the Flat Glass business unit also supplies, through its wholly owned subsidiary, Cristakar, the automotive glass aftermarket in Mexico, both through safety glass produced by Vitro Plan and, to a lesser extent, through imports of product lines not currently produced in Mexico. The business unit also intends to extend the breadth of its automotive safety glass product line in order to increase exports to the automotive glass aftermarket in the United States and Central and South America.

The Flat Glass business unit also produces in Mexico polyvinyl butyral, which is the inner layer of plastic film used in the manufacture of clear and shaded windshields. Polyvinyl butyral is manufactured by Quimica M, a subsidiary formed pursuant to a joint venture arrangement between Vitro Plan and Solutia, a worldwide leading manufacturer of polyvinyl butyral. Vitro Plan holds a 51% interest in Quimica M, while Solutia holds the remaining 49% interest. Solutia provides ongoing technical assistance to the joint venture.

The business unit's automotive safety glass products are sold exclusively through its own sales and marketing force, distributing products directly to OEMs and to installers through its own distribution centers throughout Mexico for the aftermarket market.

Among the principal products of the construction glass sector produced in Mexico are float glass, rolled glass and tempered architectural safety glass, principally for commercial, residential and construction uses.

In Mexico, the Flat Glass business unit relies exclusively on its own sales and marketing force for the sale of architectural glass products, using no outside sales representatives, except for the business unit's skylight products that are marketed by a group of independent manufacturers' representatives. This sales force markets the business unit's architectural glass products to a large number of distributors, and is supported by a technical support department to offer technical advice to architectural glass installers. The Flat Glass business unit also produces mirrors, insulating glass, tempered glass, tabletops and coated glass in its three facilities located in Mexico. The business unit's strategy is to concentrate on higher value added products, such as the so-called Duo-Vent (isolated glass) windows, mirrors and tempered and laminated products.

In order to better serve its customers, Vitro Plan's subsidiaries have established account plans for OEMs and designated marketing executives for major architectural glass products customers. OEM account plans consist of a group of dedicated staff to major OEMs, which provide specialized assistance in the areas of engineering, service and sales. Similarly, designated commercial executives serve as individualized customer service representatives for the business unit's principal customers of architectural products. Vitro Plan's subsidiaries have established nine distribution centers throughout Mexico, where customers of both safety glass and architectural products may be informed of inventories and availability of required products on a real time basis.

United States Operations

The United States operations of the Flat Glass business unit are conducted through VVP America, an independent legal entity of the Flat Glass business unit operating under its own management. VVP America is a major distributor of flat glass products and producer of value-added glass products in the United States.

In April 2000, VVP America consummated the acquisition of substantially all of the assets and business of Harding, a subsidiary of SunSource Inc. Harding is one of the United States' leading distributors of glass products for automotive and construction markets. With the acquisition of Harding, VVP America added approximately $100 million to its annual revenue base and incorporated into its operations 5 distribution centers and 118 retail stores strategically located throughout the United States. Harding was merged into VVP America in January 2001, in order to maximize the synergies between the two companies. After the acquisition of the assets of Harding, VVP America operated ten manufacturing centers, 44 distribution branches and 151 Binswanger retail stores in the United States. In 2001, VVP America had total sales of approximately $491 million, of which approximately 78% were in the commercial and residential construction flat glass sectors and approximately 22% were in the replacement automotive glass sector.

VVP America also purchases flat glass from other United States producers and uses it as raw material to manufacture tempered, spandrel, insulated, laminated and mirror products, as well as thick glass doors, vision walls and handrails. These products are sold directly to distributors as well as to end buyers through VVP America's own distribution centers and retail shops. VVP America also distributes and sells to furniture manufacturers in the United States a significant amount of glass tabletops custom produced by the business unit's manufacturing plants in Mexico. Additionally, VVP America engages in the design, production and installation of custom skylights in the United States and several other countries. VVP America also distributes to the United States replacement market a full line of auto glass products, including windshields, side and back tempered windows for American and foreign cars and trucks, as well as a wide range of flat glass products produced by other manufacturers. Approximately 8% of the sales of VVP America correspond to products manufactured by our Mexican subsidiaries.

Central and South American Operations

In March 1996, Vitro Plan acquired 51% of the common stock of Vidrios Templados Colombianos, S.A., which we refer to as "Vitemco," a Colombian automotive and architectural glass processor. In connection with the transaction, Vitro Plan entered into a joint venture agreement with Vitchile, an investor group that owned the remaining 49% of the common stock of Vitemco. During 1997, Vitro Plan increased its ownership in Vitemco to 71%, and then, in 1998, acquired the remaining common stock of Vitemco. Vitemco processes tempered and laminated glass for the automotive replacement, architectural and specialty markets in Colombia. Vitemco markets its products through a national network of distributors. Vitemco is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations and replacement market in South America. Vitro Plan is providing technical assistance to Vitemco for the production of automotive glass for the OEM and into the replacement automotive glass markets. In 2001, Vitemco had $17 million in flat glass sales.

European Operations

In May 2001, Vitro Plan acquired 60% of the outstanding shares of Cristalglass, the holding company of the Spanish group Cristalglass. Cristalglass manufactures, distributes and sells flat glass for the construction industry through three production facilities located in Camponaraya and Fuenlabrada and two distribution centers located La Coruna and Valencia. Most of the sales of Cristalglass are of the so-called Duo-Vent (isolating glass) windows. Cristalglass had sales of $45 million for the eight-month period from May 1, 2001 to December 31, 2001.

Competition

In Mexico, the Flat Glass business unit faces competition in the construction glass industry mainly from Compagnie de Saint Gobain, which we refer to as "Saint Gobain," and from imports of glass products. With respect to automotive safety glass, the business unit's principal competition includes Saint Gobain and imports of low volume consumption automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass production facility located in Cuautla, Morelos.

The Flat Glass business unit competes for customers in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) and quality. The Flat Glass business unit faces competition in the U.S. from a variety of U.S. flat glass manufacturers, as well as from a large number of medium- and small-sized producers and distributors of flat glass products.

The Flat Glass business unit competes outside the United States primarily on price and quality.

In November 2001, the Flat Glass business unit, through Vitro Flex, won the Iberoamerican Quality Award in the large industries category, prevailing over important manufacturers located throughout Latin America, Spain and Portugal.

Fiberglass Products

Fiberglass products manufactured by Vifisa, a wholly owned subsidiary of Vitro OCF, S.A. de C.V., a 60% owned joint venture (indirectly through Vitro Envases Norteamerica, S.A. de C.V.) with Owens-Corning, include insulating materials used for piping, tanks, boilers, ducts and air-conditioning equipment, as well as insulation slabs used in the construction industry for roofs, walls and ceilings. The business unit also produces thermal insulators for use in refrigerators, ranges, ovens and water and space heaters, and manufactures reinforcing fibers for plastic resins, which are used in automobiles, boats and other products. In November 2000, Vifisa received the first ever Iberoamerican Quality Award, prevailing over important manufacturers located throughout Latin America, Spain and Portugal. Vifisa has also won Mexico's National Quality Award in 1995 and was a finalist in 1999. This award is the most important award for quality in Mexico.

Vifisa's products are marketed in Mexico through its own sales force and distributors. Vifisa faces competition from imports of fiberglass insulation and other insulating materials from the United States and from substitute materials such as foam polyurethane.

Glass Containers Business Unit

The Glass Containers business unit began its operations in 1909 as Vidriera Monterrey, S.A. de C.V., the founding company of the Vitro group of companies. The business unit produces soda lime glass containers for the Mexican soft drink, food, beer, liquor and wine, pharmaceutical and cosmetics industries, and is the largest glass container producer in Mexico. In addition, the Glass Containers business unit (i) operates Vilux and (ii) is responsible for our 49.7% interest in Comegua, the largest Central American glass container producer, the operations of which are controlled by us. Effective October 1, 2001, Alcali, Vancan, ASA and FAMA were integrated into the Glass Containers business unit. Net sales for the Glass Container business unit in 2001 totalled Ps. 9,149 million ($998 million).

The Glass Containers business unit's business strategy is to maintain its leadership position in the glass containers sector of the rigid packaging industry in Mexico and Central America and to increase sales in the United States and in South America. Among the business unit's key competitive strengths are its internationally competitive productivity, quality levels, low production costs and versatile and flexible production processes. The business unit's high levels of productivity, quality and low production costs, as well as its ability to rapidly meet higher demand, enable it to compete aggressively with other container technologies in Mexico and to offer value added products at attractive pricing in the United States and other export markets. Similarly, the business unit's technological expertise permits the introduction of new products, lightweight bottles and innovative customized images in order to meet the design requirements of customers. The versatility and flexibility of the business unit's production processes are reflected in the business unit's ability to offer customers special glass colors, fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labelling processes, including "plastishield", adhered ceramic labels (ACL's) and heat transfer labels (HTL's). The business unit has reduced the product development cycle for glass containers from 12 to 5 weeks, which is rapid compared with other world-class producers. The Glass Containers business unit has a widely diversified customer base. In 2001, no customer accounted for more than 5% of its consolidated net sales.

Traditionally, the Glass Containers business unit has had access to technology that we believe is state-of-the-art in the glass containers industry. For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois, pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. Owens-Illinois has granted the business unit the right to continue using Owens-Illinois' unexpired patents in Mexico, and a more comprehensive arrangement is currently being negotiated. In keeping with the trend in the glass container industry, the Glass Containers business unit is producing lighter-weight containers, that are at least as strong as the heavier containers they replace, yet have lower production costs.

Sales of the Glass Containers business unit in the beer and soft drinks segments in Mexico are seasonal, with hotter weather increasing sales of glass containers for soft drinks and beer. As a result, second and third quarter sales are typically greater than sales in the first and fourth quarters. Accordingly, the Glass Containers business unit generally builds its inventory of soda lime glass containers during the fourth and first quarters in anticipation of seasonal demand.

In addition, to maintain and improve operating margins and production levels, the Glass Container business unit is actively working to secure long-term supply agreements with its principal customers and is actively pursuing customers requiring niche-type products.

We expect export sales to remain at current levels over the next years, as a result of our concentration in niche markets, which are best suited for our capacity for low volume production runs, our ability to offer enhanced value products to our customers and our emphasis on new product development.

Mexican Operations

The Glass Containers business unit produces soda lime containers at six production facilities located throughout Mexico. The business unit's facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and lower transportation costs. All such facilities have obtained ISO 9001 certification. We also own two cullet-processing plants (one of which is leased to a third party, which in turn supplies us the cullet). In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process. Although there are currently no mandatory recycling laws in Mexico similar to those prevailing in the United States and in other countries, we conduct campaigns throughout Mexico to collect glass containers.

In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their offices, the business unit's customers can access product information, place orders, check inventories, trace shipments, and consult account statements. The business unit competes for customers primarily on the basis of service (focusing on on-time deliveries), quality (including the ability to conform to a wide variety of specifications), and quantity (including the ability to assure customers of the capacity necessary to support their growth).

Exports

Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $249 million in 2001. The large majority of the export sales of the business unit are made to the United States, principally through our United States trading company, Vitro Packaging, Inc., an independent legal entity of the business unit operating under its own management structure, which also sources part of its glass containers from third parties. The Glass Containers business unit intends to increase export sales into the United States by offering value enhanced specialty products, through sales in the cosmetics segment and to wine and liquor bottlers in the western United States. The business unit also produces special promotional containers for United States soft drink bottlers.

Central and South American Operations

Our 49.7% subsidiary Comegua, a Panamanian holding company, operates production facilities in Guatemala and Costa Rica and distributes glass containers throughout Central America and the Caribbean. Vitro first invested in Comegua, currently the sole manufacturer of glass containers in Central America, in 1964. Comegua had $104 million in glass container sales in 2001.

We own 100% of the common stock of Vilux, a company that owns and operates the only glass container manufacturing facility in Bolivia. Vilux distributes glass containers for the soft drink, food, beer, wine and liquor and pharmaceutical industries throughout Bolivia, southern Peru and northern Argentina. In addition, Vilux engages in mining activities for silica sand and dolomite used in its glass container production process. Vilux had approximately $5 million in glass container sales in 2001.

During the fourth quarter of 1999, we sold our 23.7% interest in Compania Manufacturera de Vidrio del Peru Ltda. to Owens-Illinois. During the same period, we also sold other assets related to our holdings in Peru. The total cash consideration received in connection with these sales was approximately $6.6 million. In connection with these transactions, we terminated a joint venture agreement entered into in January 1994 with Cerveceria Backus and Johnston, S.A., a Peruvian group of companies engaged in the manufacture and sale of glass containers in Peru.

Competition

Although the business unit is the principal supplier of glass containers in Mexico, it competes with various smaller manufacturers in Mexico as well as with the glass containers operations of the two major Mexican beer producers. In the soft drink industry, the Glass Containers business unit has faced increasing competition from returnable and non-returnable PET containers and aluminium cans. In particular, since1993 the shift of soft drink and food containers from glass to PET has continued, although decelerated. Although the business unit has introduced several presentations of returnable and non-returnable glass containers for soft drinks and continues such efforts, we cannot be certain that such trend of increased demand of returnable PET containers will end. To respond to the trend in soft drinks and food containers from glass to plastic, we have implemented and continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, novel product presentations and customer service.

The Glass Containers business unit also currently produces lightweight, returnable glass containers designed for fewer refills than traditional returnable glass containers. Glass containers in Mexico also compete with alternative forms of packaging, including metal, paper and cardboard laminated containers, such as tetra-pack.

The Glass Containers business unit faces greater competition in the United States than in Mexico. However, the business unit has utilized its competitive strengths to supply a variety of niche markets in the United States, including specialty food containers, microbreweries and specialty beverage producers. Among these strengths are its ability to offer cost-effective short production runs, quick turn-around of new designs, special glass colors, specialty labels and container designs. We believe the recent expiration of our noncompete agreement with Anchor Glass will enable us to pursue further opportunities in the United States.

In November 2001, the Glass Containers business unit, through Vidriera Los Reyes, S.A. de C.V., won the Iberoamerican Quality Award in the large industries category, prevailing over important manufacturers located throughout Latin America, Spain and Portugal.

Raw Material Operations

The raw materials operations of the business unit are carried out by Alcali, a wholly owned subsidiary of Vitro Envases Norteamerica. The principal product lines of Alcali are synthetic soda ash, of which Alcali is the sole producer in Mexico, sodium bicarbonate, calcium chloride, and salt for industrial and commercial consumption. A significant portion of Alcali's soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties.

Alcali competes in the soda ash sector with the American Natural Soda Ash Corporation, which we refer to as "Ansac," a United States exporter of natural soda ash. Alcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.

The business unit's former mining operations produced silica sand and feldspar. Silica sand and feldspar were sold principally to our glass-making business units in Mexico, as well as to third parties in Mexico in the glass and ceramics industries. On June 27, 1997, we executed a definitive stock purchase agreement, which resulted in the sale to Unimin of our subsidiaries engaged in the mining of silica sand and feldspar. We also executed a ten-year supply agreement with Unimin whereby the applicable subsidiaries committed to purchase, and Unimin's subsidiaries committed to sell their requirements of silica sand and feldspar from Unimin at prices which have been fixed at real levels and which were substantially similar to the prices previously paid by such subsidiaries.

Packaging Operations

The principal packaging operations of the business unit are the production of aluminum cans and borosilicate glass containers.

Aluminum Cans. The business unit's aluminum can operations are conducted by Vancan, a 50% owned joint venture with Rexam, one of the worldwide leaders in the production of aluminum cans. Vancan operates a can manufacturing facility in Queretaro, Mexico. The aluminum cans produced by Vancan serve mainly the Mexican beverage industry. We provide marketing and distribution expertise and administrative support services to Vancan, while Rexam provides technical assistance. Vancan maintains its own marketing and sales force to distribute its products directly to its customers. Net sales of Vancan in 2001 totalled Ps. 616 million ($67 million).

In Mexico, Vancan faces competition from a Mexican subsidiary of a United States manufacturer of aluminum cans, an affiliate of a major Mexican beer producer and a subsidiary of a major Mexican beer and soft drink producer.

Capital Goods

Our capital goods operations are conducted through FAMA. FAMA was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations.

FAMA produces state-of-the-art glass-forming machines for the Glass Containers business unit. In addition, FAMA produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. FAMA also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operation and process controls for glass-forming machines. In addition, FAMA manufactures annealing lehrs for the float and hollow glass industries.

FAMA generally competes with the major international manufacturers of machinery and equipment for the glass industry.

Glassware Business Unit

The Glassware business unit, which commenced operations in 1936 with the incorporation of Cristaleria, S.A. de C.V., which we refer to as "Crisa", is the largest producer of glassware in Mexico. The Glassware business unit is also one of the largest plastic manufacturers in Mexico. Presently, the Glassware business unit consists of six operating companies:

* Comercializadora Vitrocrisa, S. de R.L. de C.V., which manufactures and sells glassware products;
* Vitrocrisa, which lease real estate and provide services;
* Crisa Corporation and Crisa Industrial LLC, which we refer to as "Crisa Industrial", which distributes glassware products in the United States and Canadian markets;
* Fabricacion de Cubiertos, S.A. de C.V., which manufactures flatware products; and
* Plasticos Bosco and Envases Cuautitlan, which were integrated into the business unit on October 1, 2001, and manufacture plastic containers.

The Glassware business unit's principal products include glassware, dinnerware, stemware, bake ware, plastic containers and home decor products for the consumer segment, glassware, plastic containers and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers and lighting products for the industrial segment. Net sales of the Glassware business unit in 2001 totalled Ps. 2,585 million ($282 million).

The business strategy of the Glassware business unit is to strengthen its core glass products business, with an emphasis on developing its high value added and industrial product lines, in order to improve both profitability and sales in Mexico and abroad.

On August 29, 1999, we entered into a joint venture with Libbey pursuant to which Libbey became a 49% partner in Vitrocrisa and Crisa Industrial. We are responsible for the day-to-day management of the joint venture.

Exports

Total exports sales of the Glassware business unit amounted to $80 million in 2001, or approximately 16% of total sales. All export sales of this business unit are conducted through our joint venture with Libbey.

Mexican Operations

Vitrocrisa manufactures soda lime glass and borosilicate glass products in its two facilities in Monterrey, Mexico. We believe that the business unit's borosilicate glass products, which are more resistant than soda lime glass products to rapid temperature changes, will be attractive to potential customers in industrial line applications. Vitrocrisa's plants also are capable of producing manufactured and hand made products in a number of different colors and thermal treatments, which provides a competitive advantage compared to colored glass and specialty glass product lines. The business unit also manufactures flatware products in another facility located in Monterrey. All of the Glassware business unit's facilities have obtained ISO 9001 certification.

The Glassware business unit is the largest producer of glass tableware in Mexico. The business unit has ten distribution centers and several sales offices located throughout Mexico. The business unit relies exclusively on its own sales and marketing force in Mexico, which markets the products directly or through wholesale commercial distributors, supermarkets and department, discount and outlet stores and direct consumer marketing efforts.

The business unit is continuously evaluating methods to simplify its distribution channels so that it can get closer to the end user of its products. The Glassware business unit also seeks to attract new customers in its specialty products segment. The business unit is developing new strategies in order to reduce the time of a new product development, improve service and increase the number of developed products, to better satisfy consumer demands. Additionally, the business unit utilizes a variety of marketing research tools, including consumer focus groups, point of sale analysis and customer usage and habit studies, to stay informed of changes in customers' product preferences.

International Operations

The Glassware business unit's operations in the United States and Canada are conducted through Crisa Corporation and Crisa Industrial, which operate under their own management structures and are both located in Laredo, Texas. Crisa Corporation sells glassware products to Libbey for the consumer and food service markets in the United States and Canada. Crisa Industrial distributes in the United States and Canada the industrial line of products it manufactures in Mexico. The Glassware business unit had total export sales of $80 million during 2001, including sales to Libbey.

The principal products distributed by Crisa Corporation in the consumer segment include glassware, dinnerware and home decor products. In the industrial sector, Crisa Industrial distributes products such as coffee carafes, blender jars, lids and lighting products to industrial customers.

Plastic Containers

The business unit supplies a variety of industries and end users with plastic containers, plastic tubes and disposable thermoformed ware and industrial products. These products are manufactured at two manufacturing facilities, Plasticos Bosco and Envases Cuautitlan, both located within the Mexico City area.

The business unit's plastic container products are marketed by the business unit's internal sales force and outside distributors. The business unit's plastic containers operations face competition from a large number of small- and medium-sized Mexican manufacturers of plastic container products.

Competition

The business unit's glass dinnerware products compete with ceramic products produced by several other Mexican and international manufacturers. The Glassware business unit's stainless steel flatware also faces competition from several other Mexican and foreign manufacturers of stainless steel flatware. The Glassware business unit differentiates itself primarily through its quality, service, breadth of product line and price.

Acros-Whirlpool Business Unit

On June 3, 2002, we signed an agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic to Whirlpool, which held the remaining 49% interest. The Acros-Whirlpool business unit produces major brand name household appliances, including refrigerators, ranges and washing machines for the Mexican and export markets. All of the business unit's business and operations are conducted through the subsidiaries of Vitromatic, Vitro's 51%-owned joint venture with Whirlpool Corporation formed in 1987. Vitromatic is one of the two largest household appliances manufacturers in Mexico. During 2001, the Acros-Whirlpool business unit had net sales of Ps. 5,960 million ($650 million).

The Acros-Whirlpool business unit was formed in 1985 as a result of Vitro's acquisition of a group of companies producing major Mexican brand name household appliances and enamelware. The business unit was expanded in mid-1986 with the acquisition from the Mexican Government of the group of companies producing appliances under the Acros brand name. In August 1987, the business unit's operations were further expanded with the acquisition of the Crolls group of companies, which principally produces compact washing machines. In late 1987, Vitro entered into the Vitromatic joint venture with Whirlpool, which enables the business unit to utilize Whirlpool technology for the production of appliances with the Whirlpool brand name for sale in both the United States and Mexico.

Vitromatic serves as distributor of Whirlpool appliances in Mexico and produces its own brands, Acros and Supermatic. The association with Whirlpool also enabled the Acros-Whirlpool business unit to manufacture in Mexico appliances under the Kenmore and Roper brand names for distribution in the United States by Whirlpool.

Mexican Operations

In Mexico, the Acros-Whirlpool business unit manufactures and distributes a variety of refrigerators, washers and ranges under the Acros, Supermatic, Crolls and Whirlpool brand names. The business unit also distributes major and small household appliances under the Whirlpool, KitchenAid, Estate and Roper brand names.

The Acros-Whirlpool business unit manufactures household appliances for the Mexican and export markets. It operates four production facilities located throughout Mexico through its subsidiary, Industrias Acros-Whirlpool, S.A. de C.V., which we refer to as "IAWSA". IAWSA owns the IAWSA-Supermatic and IAWSA-Interlav facilities near Monterrey, the IAWSA-Erna facility in Celaya and the Crolls facility in Puebla, where Whirlpool refrigerators, ranges and washing machines are manufactured under the Whirlpool brand name. All such facilities have obtained ISO 9001 certification.

During 1999, 2000 and the first quarter of 2001, the business unit carried out a $55 million investment to update and renew its manufacturing platform for gas ranges. Management of the business unit believes that the Siglo XXI new line of ranges, which has been approved by the American Gas Association and incorporates new designs and features, will better serve the needs of the consumers located in Mexico, the United States and Central America. The Acros-Whirlpool business unit imports certain components used in the manufacturing of refrigerators targeted for exports.

The Acros-Whirlpool business unit has its own sales and marketing division for the distribution of its products in Mexico, Central and South America and the Caribbean. The business unit's products are marketed in Mexico through a variety of regional and local furniture stores of all sizes, wholesalers and other retailers. The Acros-Whirlpool business unit operates nine regional distribution centers located in major cities throughout Mexico. Sales of household appliances in the Mexican market, due to the holidays in Mexico, Mothers' Day on May 10 and Christmas Day on December 25, are seasonal, with peak purchases historically occurring during the months of April and November. The Acros-Whirlpool business unit generally builds inventory levels in anticipation of increased purchases during these months. Retailers finance a substantial majority of consumer purchases of major household appliances. Therefore, sales are dependent in part on the availability of consumer credit upon economically satisfactory terms. Sales levels are highly sensitive to changes in credit terms, including interest rates.

On September 8, 2000, Viplasticos, S.A. de C.V., a wholly-owned subsidiary of Vitromatic, sold its injection molded plastic parts production line and related assets for $7 million in cash to Jones Plastic and Engineering de Monterrey, S.A. de C.V., a wholly-owned subsidiary of Jones Plastic and Engineering Company. Along with the decision to divest these assets, IAWSA entered into a 5-year term supply agreement to purchase such injection molded plastic parts for its operations.

On October 2001, the Acros-Whirlpool business unit entered into an agreement in principle with Sourdillon International, B.V., a company incorporated in the Netherlands, to sell its 34% interest in Sourdillon de Mexico, S.A. de C.V., which we refer to as "Sourdillion de Mexico", for $3 million in cash. Sourdillion de Mexico is a supplier of the Acros-Whirlpool business unit.

Exports

The export sales of the Acros-Whirlpool business unit to the North-American region, which are made through Whirlpool's distribution network in the United States and Canada, amounted to approximately $212 million in 2001.

Besides the United States and Canada, the Acros-Whirlpool business unit also exports household appliances throughout Central America, the Caribbean region and, to a lesser extent, to the northern region of South America. Sales of household products under the Acros and Supermatic brand names in Central America and the Caribbean are not made through Whirlpool's distribution network. Except for exports to Colombia, Venezuela, Peru and Ecuador, which are made directly by the business unit, sales of the business unit's products in South America are made through Whirlpool's export subsidiary.

The Acros-Whirlpool business unit has been certified and is in full compliance with the new energy-saving requirements for each of its products sold in the United States.

Competition

In Mexico, the Acros-Whirlpool business unit faces competition mainly from Grupo Mabe, a joint venture involving General Electric Company, and other producers, such as Daewoo, which built a plant in 1998, and LG Electronics, which has built a new facility that produces refrigerators and air conditioners in Monterrey and started operations during the third quarter of 2001. The Acros-Whirlpool business unit competes principally on quality, features, price, warranty and service, including delivery and inventory management. In lower-cost, entry-level appliances, the principal method of competition is price and quality.

Export sales of major appliances to the United States and Canada face significant competition from established manufacturers in those countries, although the business unit benefits from being able to distribute its major appliances through the well-established marketing and distribution network of Whirlpool in the United States and Canada.

The Acros-Whirlpool business unit competes primarily on quality and service.

In 2000, Acros-Whirlpool, through its service unit Servicios Acros-Whirlpool, won the National Quality Award in the large service industries category. This prize is the highest quality award in Mexico.

Raw Materials

Glass

The most important raw materials utilized by the Flat Glass business unit, the Glass Containers business unit and the Glassware business unit are soda ash, silica sand and feldspar. With respect to the sourcing of our needs of silica sand and feldspar, in connection with the sale to Unimin of our mining subsidiaries, we entered into a ten-year supply agreement with Unimin ending June 2007, whereby our applicable subsidiaries committed to purchase, and certain Unimin's subsidiaries committed to sell, the requirements of silica sand and feldspar from Unimin, at prices which have been fixed at levels substantially similar to the prices previously paid by such subsidiaries. In terms of soda ash sourcing, the Glass Containers business unit, through its subsidiary Alcali, has, to a large extent, the production capacity to supply the needs of our glass making operations in Mexico. We, however, purchase most of our soda ash needs from Ansac pursuant to a long-term supply agreement that expires in December 2002. We believe we can renew this agreement on acceptable terms. To the extent that any of our subsidiaries in Mexico requires silica sand or soda ash of a different grade than that produced by Unimin (silica sand and feldspar) or by Ansac and Alcali (soda ash), such companies may acquire such silica sand or soda ash from various suppliers in the United States. Our glass making business units are not dependent on any single supplier for any of the raw materials utilized in their business activities.

Energy

In October 2000, various subsidiaries of Vitro, controlling 19 production facilities throughout Mexico, mainly in the Monterrey and Mexico City vicinities, entered into a 15-year take-or-pay power purchase agreement, for the purchase of an aggregate of approximately 110 megawatts of electricity with Enron Energia Industrial de Mexico, S. de R.L. de C.V., which we refer to as "Energia Industrial", a subsidiary of Enron Corp. Such purchases represent approximately 65% of our total annual electricity consumption. Also, in December 1999, Alcali entered into a 15-year steam purchase agreement with Energia Industrial for the purchase of a minimum of 150 tons per hour of steam. In addition, as part of the overall transaction, Energia Industrial entered into a loan agreement with the Inter-American Development Bank to build the power plant facility. Vitro agreed to guarantee each subsidiary's obligations to purchase electricity and steam, under both agreements.

In October 2001, Enron Corp. sold 80% of its equity participation in Energia Industrial to Tractebel, S.A., a Belgian company, which we refer to as "Tractebel," and the name of Energia Industrial changed to Tractebel Energia de Monterrey, S. de R.L. de C.V. ("Tractebel Energia") and during the first semester of 2002 Enron Corp, sold its remaining 20% to Tractebel, S.A. The construction of the plant is under way and, to our knowledge, it is scheduled to start operations at the end of October 2002, at which time the 15-year period under the power purchase agreement and the steam purchase agreement shall commence.

Most of our glass furnaces are fueled by natural gas. The vast majority of the natural gas utilized at our Mexican facilities is purchased from Pemex. We have never suffered any material interruption in our natural gas supply from Pemex. In order to be protected against the volatility of gas prices, we have entered into arrangements to hedge our requirements from various alternative sources. See "Operating and Financial Review and Prospects-Qualitative and Quantitative Market Disclosure - Natural Gas Price Risk."

Our management believes that all the above-described raw materials are and will continue to be available from various suppliers and, in the case of natural gas, from Pemex.

Property, plant and equipment.

Most of our assets and property are located in Mexico, the United States, Central and South America and Spain. At December 31, 2001, the net book value of all land and buildings, machinery and equipment and construction in progress was Ps. 21,045 million, of which approximately Ps. 19,329 million represented assets located in Mexico, approximately Ps. 234 million represented assets located in the United States, approximately Ps. 1,311 million represented assets located in Central and South America and approximately Ps. 171 million represented assets located in Europe.

Our principal executive offices are located in the Monterrey, Mexico area, and are owned by us. We own and operate 46 manufacturing facilities in Mexico and elsewhere, of which the float glass plants are our largest facilities.

We believe that all our facilities are adequate for our present needs and suitable for their intended purpose and that our production facilities are generally capable of being utilized at a higher capacity to support increased demand.

The following table sets forth each business unit's principal manufacturing facilities:

Business Unit	Average Capacity Utilization	Principal Facilities (by region)
	as of December 31, 2001
Flat Glass	92%	Monterrey, N.L. (4) Mexico City (5) Puebla, Pue. United States (9) Colombia Spain (3)
Glass Containers	89%	Monterrey, N.L. (4) Guadalajara, Jal. Mexico City (2) Queretaro, Qro. (3) Toluca, Edo. Mex Costa Rica Guatemala Bolivia
Glassware	84%	Mexico City (2) Monterrey, N.L. (3)
Acros-Whirlpool	83%	Monterrey, N.L. (2) Puebla, Pue. Celaya, Gto.

We also maintain over 100 sales offices and warehouses in Mexico and over 100 warehouses, sales offices and retail shops in the United States, most of which are leased.

Environmental Matters

Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Ley General de Equilibrio Ecologico y Proteccion al Ambiente (the "Ecological Law"), pursuant to which rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. The Mexican federal government has also enacted regulations concerning imports and exports of hazardous materials and hazardous wastes. In addition, in 1995, Mexico promulgated environmental regulations, that established a series of increasingly stringent air emission standards for glass manufacturing operations. Although our management expect to continue to incur capital expenditures in order to comply with such regulations, it does not expect such expenditures to have a material adverse effect on our financial condition or results of operation.

The Mexican federal agencies in charge of overseeing compliance with the federal environmental laws are Secretaria del Medio Ambiente y Recursos Naturales ("SEMARNAT") and, as an agency of SEMARNAT, the Procuraduria Federal de Proteccion al Ambiente ("PROFEPA"), which has the authority to enforce the Mexican federal environmental laws. As part of their enforcement powers, PROFEPA inspectors can bring civil and criminal proceedings against companies and individuals that violate environmental laws and even have the power to close non-complying facilities. Furthermore, in special situations or certain areas, that are not federal in nature, the state or municipal authorities can regulate and enforce certain environmental regulations, as long they are consistent with the federal law.

In 1998, the subsidiaries of Vitro voluntarily started an environmental auditing program, which was approved by PROFEPA, to be ready to meet new environmental standards expected to be in place by the year 2006. An independent auditor certified by PROFEPA has completed environmental audits of each of our 29 plants in Mexico. Sixteen of these 29 plants already obtained PROFEPA's certification of Industria Limpia (Clean Industry) , which is a voluntary higher level of compliance. The remaining thirteen audited subsidiaries are working to comply with the actions required by the auditor in order to obtain the Industria Limpia certificate from PROFEPA. Vitro is working to finish the program and is seeking to comply with the requirements issued by the auditors by December 2003, at an estimated cost of $4.6 million.

Our foreign operations are subject to federal, state and local laws relating to the protection of the environment of the country in which such operations are conducted. We believe we are in substantial compliance with Mexican and other foreign environmental laws applicable to our operations. Our management does not believe that continued compliance with these environmental laws will have a material adverse effect on our financial condition or results of operations.

Item 5. Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. We prepare our financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 22 to our audited consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in "Risk Factors" and the matters set forth in this annual report.

OPERATING RESULTS

Factors Affecting Vitro's Results of Operations.

Economic Conditions in Mexico:

General

After experiencing a severe economic crisis during 1994 and 1995, Mexico's GDP increased by 5.1% during 1996. In 1997, Mexico's GDP increased 6.7%. The inflation rate decreased from 27.7% in 1996 to 15.7% in 1997, while the peso depreciated 1.8% and 2.4% in 1996 and 1997, respectively, to a Free Exchange Rate of Ps. 7.8765 per dollar by December 31, 1996 and Ps. 8.0681 per U.S. dollar by December 31, 1997.

However, from the fourth quarter of 1997 through the first quarter of 1999, these economic indicators deteriorated as a result of the Asian, Russian and Brazilian financial crises, coupled with the decline in international oil prices. In 1998, Mexico's GDP experienced a slower rate of growth of 4.8%, the inflation rate rebounded to 18.6% and the peso increased its devaluation rate to 22.7% to a Free Exchange Rate of Ps. 9.8963 per U.S. dollar as of December 31, 1998.

Throughout 1999 and with the support of increasing international oil prices during the second, third and fourth quarters, conditions in the Mexican economy generally improved when compared to 1998. The inflation rate for the year decreased to 12.3%, the Free Exchange Rate appreciated 4.0% relative to the U.S. dollar to reach Ps. 9.4986 per U.S. dollar at December 31, 1999, and GDP grew by approximately 3.7%.

Throughout 2000, the improvement shown in 1999 continued. The official inflation rate for the whole year was 9%, and Mexico experienced a marginal nominal peso depreciation of 1.2% and GDP growth of 6.9%.

During 2001, the improvement shown throughout 2000 continued, but commencing in September 2001, amid concerns of a global economic slowdown and a United States recession, Mexico started experiencing an economic slowdown. GDP growth in Mexico in 2001 was (0.3)%, and financial analysts have estimated a 1.7% growth for the year 2002. Given the current state of the global economy, the Mexican economy may not continue to grow at a similar rate as it has in the past and the slowdown may continue to impact our businesses and our results of operations.

Trade Liberalization

Steps taken by Mexico since the 1980s to reduce import barriers and open its economy to foreign competition, such as becoming a signatory to the General Agreement on Tariffs and Trade ("GATT") and a member of the North American Free Trade Agreement ("NAFTA"), led to a substantial increase in imports into Mexico. Notwithstanding that the peso experienced a decrease in its relative value to the U.S. dollar in 1998, the trade balance of Mexico had a deficit of $7.9 billion in 1998. In 1999, when the peso revalued and increased its relative value against the U.S. dollar, the deficit increased to $5.4 billion. During 2000 and 2001, as the peso continued its revaluation and increasing its relative value against the U.S. dollar, the trade balance of Mexico reached deficits of $8.0 billion and $9.7 billion, respectively. We cannot predict the behavior of the Mexican trade balance in the future or the country's ability to finance a trade deficit, if any. With the opening of the Mexican economy and the implementation of NAFTA, other free trade agreements entered into by Mexico with the European Union, Chile, Costa Rica, Nicaragua, Colombia, Venezuela, Bolivia, Israel and a multilateral free trade agreement effective on January 1, 2001 with Guatemala, El Salvador and Honduras, manufacturers, such as us and certain of our domestic customers, have come under increased competitive pressure from imported goods. In addition, the reduction in import duty rates has generally limited our flexibility to adjust pricing levels to take account of the effects of devaluation and inflation in Mexico. However, we believe that implementation of the free trade agreements will enhance the ability of Vitro and certain of its domestic customers to increase the exports of their products to the countries that are signatories to such free trade agreements.

Effect on the Company of Economic Conditions in Mexico

Our results of operations are affected by, among other factors, (i) our costs of production, which principally consist of the costs of materials, labor and depreciation, a majority of which is incurred in pesos, (ii) the relationship between the peso, the currency in which a significant portion of our operating costs and expenses are incurred, and the U.S. dollar, the currency in which most of our export sales are made, and to which a significant amount of our domestic sales prices relate, (iii) the level of demand for our products in Mexico and (iv) financing costs which are incurred in both pesos and U.S. dollars. These factors are sensitive to changes in economic conditions in Mexico.

Effects of Inflation and Exchange Rate Fluctuations

The following table sets forth, for the periods indicated, the devaluation (revaluation) of the peso against the U.S. dollar (based on the Free Exchange Rate), Mexican inflation as measured by the INPC, United States inflation as measured by the CPI, the cumulative differential between the United States and Mexican consumer price indexes, the change in the relative value of the peso against the U.S. dollar and GDP growth in Mexico.

	For the year ended December 31,
	1999	2000	2001
Peso devaluation (appreciation) against the U.S. dollar	(4.0)%	1.2%	(4.6)%
Mexican inflation (based on changes in INPC)	12.3	9.0	4.4
United States inflation (based on changes in CPI)	2.7	3.4	1.6
Inflation differential (Mexican vs. U.S.) (1)	9.4	5.4	2.8
Appreciation in real terms of the value of the peso to the U.S. dollar (1) (3)	12.3	4.0	7.2
INPC (4)	308.92	336.60	351.42
CPI (2)	168.3	174.0	176.7
Free Exchange Rate (4)	9.4986	9.6098	9.1695
Mexican GDP growth (4)	3.7%	6.9%	(0.3)%

(1) Compounded.
(2) Source: U.S. Bureau of Labor Statistics.
(3) 1-((Peso devaluation +1)/(Inflation differential +1)).
(4) Source: Banco de Mexico.

Effects of Inflation and Exchange Rate Fluctuations on Operating Margins

Changes in the relative value of the peso against the U.S. dollar have a significant effect on our results of operations. In general, a real depreciation of the peso will result in higher operating margins and the real appreciation of the peso will result in lower operating margins as explained in the following paragraph.

A substantial portion of the sales of our Mexican subsidiaries are denominated in U.S. dollars. Approximately 47% of our consolidated net sales were denominated in U.S. dollars in 2001. In addition, the prices of a significant portion of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, household products, certain glassware products and most chemical and packaging products are linked to the U.S. dollar. Our financial statements are prepared by translating the amount of U.S. dollar export sales into pesos at the Free Exchange Rate in effect at the time of sale. The translated U.S.-dollar sales of our Mexican subsidiaries are then restated into constant pesos using the INPC as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso depreciates in real terms against the U.S. dollar, as was the case in the second half of 1998, the same level of U.S. dollar sales in the two periods will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 1997, 1999, 2000 and 2001, the same level of U.S. dollar sales in the two periods will result in lower constant peso revenues in the more recent period. Moreover, because part of our cost of sales and general, selling and administrative expenses are largely peso-based and tend to vary substantially based on changes in Mexican inflation and not based on changes in the relative value in real terms of the peso to the U.S. dollar, the real appreciation or depreciation of the peso relative to the U.S. dollar has a significant effect on our operating margins.

During 2000 and 2001, the increase in the relative value of the peso against the dollar negatively impacted net sales in peso terms and operating margins. During 2000, the marginal decrease in the relative value of the peso against the dollar at the end of the year slightly improved our sales, and positively affected our operating margin.

Sales of products manufactured or processed by Vitro outside Mexico (principally, by VVP America, Empresas Comegua, which we refer to as "Comegua," and Cristalglass), as well as such subsidiaries' expenses, are restated during a financial reporting period by inflation in the country in which the subsidiary principally operates and are then translated into pesos at the exchange rate in effect at the end of the period. Thus, the depreciation or appreciation of the peso tends not to affect operating margins of such subsidiaries.

Effect of Inflation and Exchange Rate Fluctuations on Total Financing Cost

Total financing cost includes both net interest expense and the net effect of inflation on our monetary assets and liabilities, as well as the net effect of changes in nominal exchange rates on monetary assets and liabilities denominated in foreign currencies.

Net interest expense includes the nominal amount of interest expense incurred by Vitro with respect to short- and long- term debt (net of the nominal amount of interest income generated by Vitro with respect to monetary assets). The amount of our net interest expense with respect to peso-denominated debt is significantly affected by nominal interest rates prevailing in Mexico. Approximately 12%, 10%, and 3% of our total debt as of December 31, 1999, 2000, and 2001 respectively, was peso-denominated. Our peso-denominated debt generally bears interest at a spread over the TIIE. For the years ended December 31, 1999, 2000 and 2001 the average TIIE was 24.1%, 17.0% and 12.9%, respectively. For a discussion of Vitro's indebtedness, see "Description of Our Indebtedness." The level of nominal interest rates in Mexico may also affect demand for certain of our products in Mexico.

Inflation affects our total financing cost. During periods of inflation, the amount of debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position (which will be offset by the reduction in real terms in the value of monetary assets held during such period). Lower levels of inflation in 2000 and 2001, compared with 1999 resulted in our recording lower monetary gains in 2000 compared with 1999 and in 2001 compared with 2000.

Furthermore, inflation is also used to restate the principal amount in pesos of the UDI-denominated debt. Such restatement is made based on a pesos-per-UDI value published by Banco de Mexico in the Official Gazette of the Federation that in turn is based on the INPC. In any given period, the increase in the principal amount resulting from such restatement is charged to total financing cost as restatement of UDIs. See note 14 to our audited consolidated financial statements. As of December 31, 1999 and 2000, approximately 12% and 10%, respectively, of our total debt was denominated in UDIs. During the first quarter of 2001, we entered into several swap transactions whereby the total amount of our UDI-denominated debt was swapped to U.S. dollar-denominated debt. Also, on April 2001, we entered into a five-year interest rate swap agreement between Compania Vidriera and Citibank N.A. in the amount of $250 million, to fix Compania Vidriera's floating rate in its syndicated loan at 5.20% per annum. See "Description of our Indebtedness."

Total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in exchange rates on U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports) of Vitro and its Mexican subsidiaries. U.S. dollar-denominated monetary liabilities and assets are translated into pesos at the Free Exchange Rate. Any net change in the peso-translated amounts during a financial reporting period in such U.S. dollar-denominated assets and liabilities is reported in our income statement in "Exchange loss (gain), net." Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the depreciation of the peso has resulted in exchange losses. In 1998, the larger nominal devaluation of the peso significantly increased our exchange losses. In 1999 and 2001, however, the appreciation of the peso against the U.S. dollar translated into an exchange gain for us. In 2000, the nominal devaluation of the peso resulted in less significant exchange losses in our financial statements.

Overview of Consolidated Results of Operations:

Consolidated Results.

The following table sets forth selected information contained in or derived from our consolidated financial statements:

	For the year ended December 31,
	1999	2000	2001	2001
	(Millions of constant pesos as of December 31, 2001)			(Millions of U.S. dollars)(1)

Net sales	Ps. 28,599	Ps. 28,631	Ps. 28,190	$ 3,074
Cost of goods sold	19,765	20,307	20,638	2,250
Gross profit	8,834	8,324	7,552	824
Selling, general and administrative expenses	4,479	4,807	4,949	540
Operating income	4,355	3,517	2,603	284
Financing Costs:
Interest expense	2,328	1,791	1,458	159
Interest income	(36)	(25)	(27)	(3)
Exchange loss (gain), net	(453)	183	(590)	(64)
Restatement of UDIs	190	156	25	3
Gain from monetary position	(2,005)	(1,315)	(651)	(72)
Other financial expenses	300	406	436	48
Total financing cost	324	1,196	651	71
Net income	1,677	837	577	63
EBITDA (2)	6,553	5,679	4,861	530

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 9.1695 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2001.
(2) EBITDA consists of operating income plus depreciation, amortization and provisions for seniority premiums and pensions. Seniority premiums and pension payments for the years 1999, 2000 and 2001 were Ps. 163 million, Ps. 172 million and Ps. 35 million, respectively. The concept of EBITDA is presented because it is a widely accepted indicator of funds available to service debt, and because it serves as an approximation of free cash flow. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of Vitro's operating performance or to cash flows as a measure of liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measure of other companies.

Summary of Vitro's Consolidated Results

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales

Our net sales decreased 1.5% from Ps. 28,631 million in 2000 to Ps. 28,190 million in 2001. The slowdown in the United States and the resulting slowdown in Mexico resulted in decreased demand, primarily in our Glassware and Flat Glass business units. Our net sales, as reported in constant pesos, were also affected by the appreciation in real terms of the peso versus the U.S. dollar of 4.6%, which resulted in a decline in the constant peso equivalents of U.S. dollar-denominated export sales and a decline in the peso equivalents of prices used for our products in the Mexican market that are linked to U.S. dollar-based prices. The net sales of our Glassware business unit in particular were affected by pricing pressure from imports sold in Mexico at prices that we believe do not represent the cost of production and distribution for such products. Volumes for 2001 as compared to 2000 were essentially flat.

In 2001, our export sales amounted to $801 million, an increase of 3.2% compared to $776 million in 2000. Our export sales represented 27% of our consolidated net sales in 2001. Approximately 47% of our consolidated net sales in 2001 were denominated in U.S. dollars. In addition, a significant portion of the sale prices of our products in Mexico was generally determined with reference to U.S. dollar-based prices.

Operating Income

Our operating income decreased 26% from Ps. 3,517 million in 2000 to Ps. 2,603 million in 2001. This decrease resulted principally from the decrease in our net sales, as described above, and increase in our costs of goods sold from Ps. 20,307 million in 2000 to Ps. 20,638 million in 2001 resulting from the reduction in inventory levels of certain products, principally in our Glassware and Acros-Whirlpool business units and an increase in our energy costs. In addition, our selling, general and administrative expenses increased from Ps. 4,807 million to Ps. 4,949 million primarily due to a productivity bonus, which previous year was paid as workers profit sharing, of $10 million, this productivity bonus was paid due to the administrative reestructuration of our Flat Glass, Glass Containers and Glassware business units.

As a result of the reduction in our inventories, our proportion of fixed costs as a percentage of sales increased thereby decreasing our margins.

Total Financing Cost

Our total financing cost decreased 45% from Ps. 1,196 million in 2000 to Ps. 651 million in 2001. This decrease resulted principally from a reduction in our interest expense of Ps. 333 million from Ps. 1,791 million in 2000, to Ps. 1,458 million in 2001. This decline in our interest expense was a result of a lower weighted average cost of our debt, due to lower interest rates in both the United States and Mexican markets, and a decrease in our aggregate amount of debt from Ps. 16,333 million in 2000 to Ps. 14,453 in 2001. Also, during 2001 we recorded a foreign exchange gain of Ps. 590 million compared with a loss of Ps. 183 million for the year 2000, due to the appreciation of the Mexican peso against the U.S. dollar. This decrease in financing cost was partially offset by a reduced gain from monetary position of Ps. 664 million from Ps. 1,315 million in 2000 to Ps. 651 million in 2001, due to lower inflation during 2001 compared with 2000.

Taxes and Workers' Profit Sharing

The effect from the application of Bulletin D-4, which sets forth the accounting treatment for income taxes, tax on assets and workers' profit sharing, in the years ended December 31, 2000 and 2001 was an increase of our net income of Ps. 112 million and Ps. 66 million, respectively. See note 3(o) to our audited consolidated financial statements.

Income and asset taxes and workers' profit sharing decreased to Ps. 516 million in 2001 from Ps. 1,001 million in 2000, resulting in an effective tax rate of 47.2% in 2001 including workers' profit sharing as compared to 54.5% in 2000. At the end of 2001, our companies had aggregate accumulated tax losses of Ps. 7,049 million and recoverable tax on assets of Ps. 487 million that may be recovered in future years under certain circumstances. See note 16 to our audited consolidated financial statements.

Net Income

Our net income decreased 31.1% from Ps. 837 million in 2000 to Ps. 577 million in 2001. This decrease in our net income resulted principally from (i) a decrease in our operating income as described above, partially offset by the decrease in our total financing cost.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales

In 2000, our net sales increased 0.1% to Ps. 28,631 million from Ps. 28,599 million in 1999. This increase is attributable primarily to the acquisition of Harding in April of 2000 and to increases in the net sales of our Flat Glass, Glassware and Acros-Whirlpool business units. Increased unit sales at these business units were largely offset by the appreciation in real terms of the peso to the U.S. dollar in 2000. In 2000, our export sales amounted to $776 million, an increase of 3.7% when compared with $749 million in 1999. Our export sales represented 27% of our consolidated net sales in 2000. Approximately 46% of our consolidated net sales in 2000 were denominated in U.S. dollars. In addition, a significant portion of the sale prices of our products in Mexico is generally determined with reference to U.S. dollar-based prices.

Operating Income

In 2000, our operating income decreased 19.2% to Ps. 3,517 million compared to Ps. 4,355 million in 1999 due to (i) the increase in the natural gas prices, (ii) the negative effect of the appreciation in real terms of the peso to the U.S. dollar on the operating margins of export sales and on the sales in Mexico of our products determined with reference to U.S. dollar-based prices and (iii) pricing pressure on OEM automotive glass sales. Additionally, during 2000, our Flat Glass business unit continued facing competition from imported commodity construction glass and our Glass Container business unit continued facing product substitution from returnable and non-returnable polyethylene terephthalate ("PET") containers and aluminum cans, especially in the soft drink segment. See "Business Overview-Glass Containers Business Unit-Competition."

Total Financing Cost

Total financing cost increased 269% from Ps. 324 million in 1999 to Ps. 1,196 million in 2000 as a result of a lower gain from monetary position and an exchange loss in 2000, which were partially offset by a decrease in net interest expense. Interest expense (net of interest income) decreased 23% from Ps. 2,292 million in 1999 to Ps. 1,766 million in 2000. This net interest expense decrease resulted principally from lower nominal interest rates on our debt. Net exchange loss (gain) changed from a gain of Ps. 453 million in 1999 to a loss of Ps. 183 million in 2000 as a result of the nominal depreciation of the peso against the dollar during 2000. Gain from monetary position declined 34% from Ps. 2,005 million in 1999 to Ps. 1,315 million in 2000, due primarily to the reduction in Mexican inflation from 1999 to 2000.

Net Income

Our net income decreased 50% from Ps. 1,677 million in 1999 to Ps. 837 million in 2000. This decrease in our net income resulted principally from (i) the increase in total financing cost, (ii) the reduction in operating income and (iii) the absence of income on disposal of discontinued operations during 2000, compared to a gain of Ps. 573 million in 1999. These sources of reduced income were partially offset by (i) a decrease in net income tax and profit sharing to workers of Ps. 859 million from Ps. 1,860 million in 1999 to Ps. 1,001 million in 2000 and (ii) a decrease of other expenses of Ps. 761 million from Ps. 1,249 million in 1999 to Ps. 488 million in 2000, due mainly to the closing of Vidriera Oriental, a manufacturing facility in the Mexico City area.

Taxes and Extraordinary Gain

The statutory federal tax rate on taxable income for each of our subsidiaries during 1998 was 34%. This rate increased in 1999 to 35%. For 1999, the tax was paid at a 32% rate, with the remaining 3% payable when dividends are distributed, and for 2000, the tax was paid at a 30% rate, with the remaining 5% payable when dividends are distributed. In addition, in certain circumstances, Mexican tax law requires that our subsidiaries pay alternative minimum taxes on assets. The alternative minimum tax for each of our subsidiaries is 1.8% payable with respect to certain assets of each company as defined under Mexican tax law. Taxable income, as defined under Mexican tax law, differs in certain respects from income before taxes under Mexican GAAP. In addition, we consolidate for tax purposes in Mexico but only with respect to 60% of our ownership, as permitted by applicable law. Consequently, Vitro and all of its subsidiaries pay taxes on taxable income, provided such taxable income exceeds each company's alternative minimum taxes, that would otherwise be payable. However, Mexican tax law allows our companies to offset their future taxable income with their accumulated tax losses and offset future income tax payments with excess alternative minimum taxes paid, if any. Such losses and excess alternative minimum tax payments can be carried forward for up to 10 years from the date they arise. In addition to federal income taxes, our companies are required under Mexican tax law to pay statutory employee's profit sharing of 10% of their pre-profit sharing income, as defined under Mexican tax law.

Effective January 1, 2000, Mexican GAAP rules changed to an asset and liability approach for recognizing income tax. The new rules require recognizing the effects of deferred tax for all transactions recorded in periods different for financial statements than for tax returns. Deferred income tax assets and liabilities are determined by comparing the financial statement and tax basis of assets and liabilities multiplied by the enacted tax rate. The deferred effects of employee statutory profit-sharing are determined based on the reconciliation between the net accounting income for the year versus income for statutory profit-sharing purposes multiplied by the enacted rate applicable to employee statutory profit sharing. Deferred tax assets are only recognized to the extent there is a high probability of recovery. The initial cumulative effect at January 1, 2000, from the application of the new Bulletin D-4 in our financial statements was an increase in liabilities of Ps. 1,595 million, a decrease in total assets of Ps. 881 million and a decrease directly to stockholders' equity in the amount of Ps. 2,476 million, which had no effect on cash flow. The effect on the year ended December 31, 2000 was an increase in net income of Ps. 112 million. See note 3(o) to our audited consolidated financial statements.

Provisions for income and asset taxes and workers' profit sharing decreased to Ps. 1,001 million in 2000 from Ps. 1,860 million in 1999, resulting in an effective tax rate of 54.4% in 2000 and 66.3% in 1999.

Summary of Divisional Results

On June 3, 2002, we signed the definite agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic to Whirlpool Corporation, which we refer to as "Whirlpool," which held the remaining 49% of the joint venture prior to this sale. See "-Recent Developments".

The following table sets forth, for the periods indicated, net sales (before elimination of interdivisional sales and other), export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our audited consolidated results, in percentage terms, of net sales (after elimination of interdivisional sales), export sales and operating income (before corporate and other eliminations) of each of our business units. See note 20 to our audited consolidated financial statements for a description on the integration of the companies that had been part of the Diverse Industries business unit into our remaining business units. The following table does not include the results of discontinued operations.

	Year ended December 31,
	1999		2000		2001		2001
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	(Millions of constant pesos as of December 31, 2001, except for percentages)						(Millions of U.S. dollars)(1)
Net sales
Flat Glass	Ps. 10,056	34.8%	Ps. 10,536	36.5%	Ps. 10,610	37.3%	$1,157
Glass Containers	10,327	36.0	9,406	32.7	9,149	32.2	998
Glassware	2,764	9.5	2 ,967	10.2	2,585	9.0	282
Acros-Whirlpool(2)	5,587	19.5	5,784	20.2	5,960	21.1	650
Interdivisional sales and other	(135)	0.2	(62)	0.4	(114)	0.4	(13)
Consolidated net sales	Ps. 28,599	100%	Ps. 28,631	100%	Ps. 28,190	100%	$3,074

	(Millions of U.S. dollars, except for percentages)
Export sales
Flat Glass	$279	37.3%	$274	35.3%	$260	32.4%
Glass Containers	228	30.4	245	31.6	249	31.1
Glassware	76	10.1	89	11.5	80	10.0
Acros-Whirlpool(2)	166	22.2	168	21.6	212	26.5
Consolidated	$749	100%	$776	100%	$801	100%

	(Millions of constant pesos as of December 31, 2001, except for percentages)						(Millions of U.S. dollars)(1)
Operating income (loss)
Flat Glass	Ps. 1,980	45.5%	Ps. 1,663	47.3%	Ps. 1,243	47.8%	$136
Glass Containers	1,458	33.4	1,092	31.0	831	31.9	91
Glassware	563	12.9	509	14.5	320	12.3	35
Acros-Whirlpool(2)	635	14.6	615	17.5	467	17.9	51
Corporate and other eliminations	(281)	(6.4)	(362)	(10.3)	(258)	(9.9)	(29)
Consolidated operating income	Ps. 4,355	100%	Ps. 3,517	100%	Ps. 2,603	100%	$284

(1) Pesos have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 9.1695 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2001.
(2) On June 3, 2002, we signed the definite agreement to sell, subject to governmental approval, our controlling 51% interest in Vitromatic to Whirlpool Corporation, which we refer to as "Whirlpool," which held the remaining 49% of the joint venture prior to this sale. See "-Recent Developments".

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Flat Glass Business Unit

Net sales of our Flat Glass business unit amounted to Ps. 10,610 million in 2001, an increase of 0.7% from Ps. 10,536 million in 2000. Net sales increased principally as a result of the addition of the eight-month and twelve-month net sales of Cristalglass (Cristalglass was acquired in May 2001) and Harding, respectively. For the year 2000, net sales of Harding were recorded for the nine-month period, since its acquisition in April. The increase in net sales was principally offset by (i) the slowdown of the OEM component of the auto segment due to the slowdown in the United States and Mexican economies and (ii) lower volume and sales prices, especially in the construction industry, reflecting increased competition from imports sold in Mexico at prices that we believe do not represent the cost of production and distribution for such products. Export sales amounted to $260 million in 2001, a decrease of 5.1% when compared to $274 million in 2000. This decrease was attributable to the slowdown of the U.S. economy.

Operating income of the Flat Glass business unit was Ps. 1,243 million in 2001, a decrease of 25.3% compared to Ps. 1,663 million in 2000. This decrease was attributable to lower volume sales prices, reflecting increased competition from imports sold in Mexico at prices that we believe do not represent the cost of production and distribution for such products.

Glass Containers Business Unit

Net sales of our Glass Containers business unit decreased 2.7% to Ps. 9,149 million in 2001 from Ps. 9,406 million in 2000. In 2001, export sales of the Glass Containers business unit amounted to $249 million, an increase of 1.6% from $245 million in 2000. This increase in U.S. dollar terms reflects the Glass Containers business unit's strategy of reducing prices to gain market share and its ability to serve certain niche markets. The constant peso equivalent of export sales was adversely affected by the appreciation in real terms of the peso to the U.S. dollar during 2001. The closing of MEF, our former joint venture with General Electric Corporation, further offset the increase in export sales during the period.

Operating income of our Glass Containers business unit decreased 23.9% from Ps. 1,092 million in 2000 to Ps. 831 million in 2001. This decrease was attributable to the decrease in net sales, as described above, and an increase in our cost of goods sold. The increase in our cost of goods sold resulted from a reduction in demand and a corresponding reduction in our production levels, which resulted in a lower fixed cost absorption.

Glassware Business Unit

Net sales of our Glassware business unit decreased 12.9% to Ps. 2,585 million in 2001 from Ps. 2,967 million in 2000, due to (i) increased competition from imports sold in Mexico at prices that we believe do not represent the cost of production and distribution for such products and (ii) reduced demand as a result of the economic slowdown in the United States and Mexico.

Export sales amounted to $80 million in 2001, a decrease of 10.1% when compared to $89 million in 2000. This decrease is attributable to reduced demand as a result of the economic slowdown in the United States.

In 2001, operating income amounted to Ps. 320 million, a decrease of 37.1% from Ps. 509 million in 2000. This decrease was attributable to the decrease in net sales and an increase in our cost of goods sold. The increase in our cost of goods sold resulted from a reduction in demand and a corresponding reduction in our production levels, which resulted in a lower fixed cost absorption.

Acros-Whirlpool Business Unit

Net sales of our Acros-Whirlpool business unit were Ps. 5,960 million in 2001, an increase of 3.0% from Ps. 5,784 million in 2000. This increase was primarily due to an increase in the export sales of the Acros-Whirlpool business unit by 26.2% from $168 million in 2000 to $212 million in 2001. This increase is attributable to higher export volumes in our refrigerator line. Peso prices in the domestic market were affected by strong competition from imports from Asian countries and the start-up costs of our new range platform ("Siglo XXI") line of production.

Operating income of the Acros-Whirlpool business unit amounted to Ps. 467 million in 2001, a decrease of 24.1% from Ps. 615 million in 2000. Additionally, a higher proportion of export sales when compared to 2000 also affected operating income, as the proportion of U.S. dollar-denominated sales grew for this business unit.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Flat Glass Business Unit

Net sales of our Flat Glass business unit amounted to Ps. 10,536 million in 2000, an increase of 4.8% compared with Ps. 10,056 million in 1999. This increase was attributable to VVP America and its acquisition of Harding in 2000. The increase in net sales of the Flat Glass business unit, combined with an increase in OEM sales, more than offset decreases in the construction glass industry. Export sales of the Flat Glass business unit amounted to $274 million, a decrease of 1.8% compared with $279 million in 1999. In addition, net sales were affected by the decline in the constant peso equivalent of export sales, given the appreciation in real terms of the peso to the U.S. dollar.

Operating income of the Flat Glass business unit amounted to Ps. 1,663 million in 2000, a decrease of 16.0% compared with Ps. 1,980 million in 1999. The decrease is attributable to costs from the Harding acquisition, increases in natural gas prices and a strong peso compared to the U.S. dollar.

Glass Containers Business Unit

Net sales of our Glass Containers business unit decreased 8.9% in 2000 from Ps. 10,327 million in 1999 to Ps. 9,406 million in 2000. The decrease was attributable to the divestiture of the silicates operation in December 1999. Increased volume sales of soda lime glass containers in Mexico, particularly food and cosmetics, partially offset the reduction in sales volume of soft drink, liquor and wine and beer glass containers. In addition, net sales were affected by the decline in the constant peso equivalent of export sales, given the appreciation in real terms of the peso to the U.S. dollar. In 2000, export sales of the Glass Containers business unit were $245 million, an increase of 7.5% with respect to 1999.

As a result of the decrease in sales described above and the increase in costs of natural gas and energy, the operating income of our Glass Containers business unit decreased 25.1%, from Ps. 1,458 million in 1999 to Ps. 1,092 million in 2000. Cost-reduction efforts made on cost of sales and selling, general and administrative expenses helped to partially offset the decrease in unit sales and the increase in energy and natural gas costs in 2000 compared to 1999.

Glassware Business Unit

Net sales of our Glassware business unit amounted to Ps. 2,967 million in 2000, an increase of 7.3% compared to Ps. 2,764 million in 1999. Net sales saw a significant increase, principally due to sales of products marketed in connection with the Olympic Games and the increase in export sales, mainly to the United States, due to the execution of a distribution agreement as part of the joint venture entered into with Libbey on August 29, 1999. Under the terms of this distribution agreement, the Glassware business unit agreed to distribute Libbey products in Mexico and Central and South America, and Libbey agreed to distribute products of the Glassware business unit in the United States and Canada. Export sales of the Glassware business unit increased 17.1% from $76 million in 1999 to $89 million in 2000.

In 2000, operating income of our Glassware business unit amounted to Ps. 509 million, a decrease of 9.6% from Ps. 563 million in 1999. This decrease was due to an increase in cost of sales, which increased at a higher rate than unit sales and was partially offset by a reduction in selling, general and administrative expenses.

Acros-Whirlpool Business Unit

Net sales of our Acros-Whirlpool business unit amounted to Ps. 5,784 million in 2000, an increase of 3.5% from Ps. 5,587 million in 1999. The Acros-Whirlpool business unit had increased unit sales in the domestic market and decreased unit sales in the export market. Export sales of this business unit increased 1.2% from $166 million in 1999 to $168 million in 2000, due to increased sales of refrigerators to the United States. However, as with the Glass Containers and Flat Glass business units, the constant peso revenues of the export sales of the Acros-Whirlpool business unit continued to be adversely affected by the appreciation of the peso during 2000.

Operating income of the Acros-Whirlpool business unit amounted to Ps. 615 million in 2000, a decrease of 3.1% compared with Ps. 635 million in 1999. Constant peso prices in the domestic market were negatively affected because our prices are related to the U.S. dollar and due to the strong competition, mainly from imports from Asia. Additionally, the Acros-Whirlpool business unit increased its selling, general and administrative expenses as a result of increased advertising to support the Acros-Whirlpool brands and due to the launching of new products.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We operate in capital-intensive industries that require ongoing investments to update our assets and technology. Funds for those investments, as well as for working capital needs, joint venture transactions and acquisitions over the past years, have been provided by a combination of cash generated from operations, bank credit facilities and short- and long-term debt.

On June 3, 2002, we signed an agreement to sell, subject to governmental approval, our Acros-Whirlpool business unit to Whirlpool. For U.S. GAAP purposes, our consolidated financial statements have been recasted to present the net results of Acros-Whirlpool in net income from discontinued operations.

Under Mexican GAAP, we present our consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos. Thus, the changes shown in the statements of changes in financial position included in our consolidated financial statements do not necessarily represent cash flow activities. Accordingly, the discussion of cash flows presented in the two following paragraphs is based on the reconciliation to U.S. GAAP of our financial statements included in note 22 to our audited consolidated financial statements.

During 2001, net cash generated from continued operations was Ps. 2,080 million, an increase of 20.2% compared to Ps. 1,730 million generated in 2000. This increase in net cash generated from continued operations was primarily due to the reduction in the payments needed to fund the pension plan of some of our subsidiaries during 2001. During 2001, the Ps. 2,080 million of net cash generated by continuing operations was used primarily to finance Ps. 781 million of capital expenditures and Ps. 445 million of investments in the acquisition of new subsidiaries, while Ps. 776 million of net cash was used in financing activities.

During 2000, net cash generated from continued operations was Ps. 1,730 million, an increase of 56.3% compared to Ps. 1,107 million in net cash generated from operations in 1999. The increase in net cash generated by continued operations is primarily due to better administration of our working capital and was partially offset when, in the last quarter of 2000, we used Ps. 498 million to fund the pension plan of some of our subsidiaries. During 2000, the Ps. 1,730 million of net cash generated by continuing operations was primarily used to finance Ps. 724 million of capital expenditures and Ps. 510 million of investments in subsidiaries, while Ps. 53 million of net cash was used in financing activities.

At December 31, 2001, we had cash and cash equivalents totaling Ps. 1,005 million ($110 million). Our policy is to invest available cash in short-term instruments issued by Mexican and U.S. banks and securities issued by the governments of Mexico and the United States. We obtain short-term financing from various Mexican and international banks. Short-term financing consists of lines of credit denominated in pesos and U.S. dollars. See "Description of Our Indebtedness." At December 31, 2001, outstanding short-term debt (including the current portion of long-term debt) totaled Ps. 6,162 million ($672 million), approximately 97% of which was U.S. dollar-denominated. At December 31, 2001, our outstanding consolidated long-term debt (excluding the current portion thereof) totaled Ps. 8,291 million ($904 million), 94% of which was U.S. dollar-denominated.

We believe that funds anticipated to be generated from continued operations, divestitures, joint ventures and borrowings would be sufficient to meet our current working capital requirements and investments activities.

As of December 31, 2001, our debt (including short-term debt) matures as follows:

Maturity	Million pesos	Millions U.S. dollars	Denominated in pesos	Average interest rate	Denominated in U.S. dollars	Average interest rate
2002	Ps. 6,162	$ 672	Ps. 168	9.18%	Ps. 5,994	5.68%
2003	2,308	252	52	7.41	2,256	6.23
2004	1,494	163	362	7.58	1,132	5.09
2005 and thereafter	4,489	489	60	7.41	4,429	9.48
Total	Ps. 14,453	$ 1,576	Ps. 642	7.82%	Ps. 13,811	6.62%

Receivables Financing

In order to diversify our sources of financing, we have implemented certain asset sale financing programs, including receivables and other asset sales. We have implemented factoring programs for our Glass Containers business unit, VVP America and VVP Espana and Acros-Whirlpool. As of December 31, 2001, we had accessed $49 million out of the $75 million available in the Glass Containers business unit's program, $37 million out of the $55 million available in VVP America's program, $7 million out of the $10 million available in VVP Espana's program and $138 million out of the $140 million available in Acros-Whirlpool program.

In general terms, the receivables financing programs, in addition to providing an alternate source of financing, offer other advantages to us, both in terms of cost and in non-financial value added commitments, to promote the sale of certain of our consumer products. When the sale of receivables resulted in a true sale pursuant to Mexican and U.S. GAAP, we treated such sales as off-balance-sheet transactions. As of December 31, 1999 and 2000, respectively, we had an aggregate of $131 million and $194 million in off-balance-sheet financing related to these sales of trade-receivable programs. As of December 31, 2001, including Acros-Whirlpool the aggregate amount was $231 million.

Leaseback Transactions

During 1999, we implemented a sale and leaseback transaction with respect to a Dassault Falcon Jet 900-B previously owned by us. In connection with the transaction, we sold the aircraft and then subsequently leased it back in a ten-year operating lease transaction. We received a net cash consideration of $20.2 million, which was used to pay down debt.

Share Repurchases

During the second half of 1998 and the first quarter of 1999, we acquired 28 million common shares of Vitro from a special trust created byMrs. Lydia Sada Trevino, Mr. Tomas Gonzalez Sada and Mr. Pablo Gonzalez Sada (the "Gonzalez Sada Family") in a cash neutral transaction that resulted from our agreement to sell our 49.9% interest in Cydsa, S.A. to the Gonzalez Sada Family. In addition, during the same period, we purchased in the open market three million common shares of Vitro in a series of transactions for a nominal aggregate amount of Ps. 44 million. Additionally, five million common shares of Vitro were transferred from Vitro's stock option trust (the "Stock Option Trust") to us on October 1998. As a result of these transactions, we held 36 million common shares of Vitro in treasury that were canceled on March 26, 1999 at an extraordinary shareholders' meeting.

During the last three quarters of 1999, the Stock Option Trust purchased in the open market approximately 12.9 million common shares of Vitro in a series of transactions for an aggregate amount of approximately nominal Ps. 172 million. These purchases, together with the 10.2 million common shares of Vitro previously held by the Stock Option Trust, resulted in total holdings of 23.1 million common shares of Vitro by the Stock Option Trust at December 31, 1999.

During 2000, the Stock Option Trust purchased in open market transactions 32.1 million common shares of Vitro for a nominal aggregate amount of Ps. 368.2 million. After the sale by the Stock Option Trust of 11.5 million and 11.4 million common shares of Vitro in connection with the swap transactions described below, and the sale of 30.5 million common shares of Vitro to Vitro's pension plan, the Stock Option Trust held, as of December 31, 2000, 1.8 million common shares of Vitro.

Additionally, and pursuant to the stock repurchase plan approved by our Board of Directors for a maximum aggregate amount of $40 million, from January 1, 2000 to October 9, 2000, in a series of open market transactions, we purchased a total of 34.3 million common shares of Vitro for an aggregate nominal amount of Ps. 380 million. On August 25, 2000, our Board of Directors approved the funding of our subsidiaries' pension plans and on November 28, 2000, we sold to Vitro's pension plan 8.7 million common shares of Vitro for an aggregate nominal amount of Ps. 76.3 million. On December 23, 2000, we sold to Vitro's pension plan an additional 30.5 million common shares of Vitro for an aggregate nominal amount of Ps. 271.5 million.

As a consequence of the expiration of the stock swap transaction described below, on December 31, 2001, the Stock Option Trust held 20.5 million common shares of Vitro.

As of March 20, 2002, we held 50.3 million common shares of Vitro as treasury stock, of which (i) 24.7 million common shares were held by the Stock Option Trust, which we consider for accounting purposes as treasury stock and (ii) 25.6 common shares were held as treasury stock.

2009 Senior Notes, Credit Linked Notes and Swap

On April 30, 2002, we sold $88.35 million principal amount of our 2009 Senior Notes to Credit Suisse First Boston International ("CSFBI"), an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million. The 2009 Senior Notes are senior, unsecured debt securities issued under an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee. The indenture contains covenants limiting, among other things, our ability and our restricted subsidiaries' ability to incur additional indebtedness, pay dividends or make certain investments, engage in transactions with affiliates, engage in mergers and consolidations and create or permit liens.

A portion of the net proceeds of the sale of the 2009 Senior Notes, $38.8 million, were applied to repay the $175 million 10¼% Guaranteed Notes due 2002, issued by our wholly owned subsidiary Servicios y Operaciones Financieras Vitro, S.A. de C.V. ("SOFIVSA") and guaranteed by us, which matured on May 15, 2002, and accrued interest. The remaining proceeds, $39.1 million, were used to purchase $40 million of 13.889% Credit Linked Notes issued by Credit Suisse First Boston, acting through its Nassau branch (the "CLN Issuer"). Under the terms of the Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default in respect of our indebtedness, a restructuring of our indebtedness, or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of SOFIVSA's 11?% Guaranteed Notes due 2007. As a result, if a Credit Event occurs, we may lose the entire amount that we invested in the Credit Linked Notes. As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Concurrently with the issuance of the 2009 Senior Notes and the purchase of the Credit Linked Notes, we entered into a swap agreement with CSFBI (the "Swap Counterparty") pursuant to which we agreed to make certain payments on April 30 of each year, beginning on April 30, 2003, and ending on April 30, 2006, to the Swap Counterparty calculated with respect to an original notional amount of $80 million, if the market price of the 2009 Senior Notes declines from an initial benchmark price which is based on the price paid by CSFBI for the 2009 Senior Notes. In addition, the Swap Counterparty may require us to, at any time, make payments of all amounts that would be owed by us on all future payment dates if the market price of the SOFIVSA's 11?% Guaranteed Notes due 2007 declines to certain levels, with any such payments being netted against payments we would be required to make on future payment dates. If certain Termination Events occur, which are similar to the Credit Events described above, the Swap Counterparty may terminate the swap agreement. In that event, we may owe the Swap Counterparty an amount calculated as described above with respect to declines in the market price of the 2009 Senior Notes up to $40 million. As long as a Termination Event has not occurred, a pro rata portion of the original notional amount will be reduced at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Pursuant to the terms of the related agreements and indenture, the occurrence of a Credit Event under the Credit Linked Notes and the reduction of the principal thereunder owed to us to zero and the occurrence of a Termination Event under the swap agreement resulting in our obligation to pay the Swap Counterparty up to $40 million under the swap agreement will not affect our obligation to repay the $88.35 million principal amount of 2009 Senior Notes plus accrued interest thereunder.

Stock Swap Transactions

On March 14, 2000 (the "First Stock SWAP Initial Date"), we entered into a one-year agreement (the "First Stock SWAP Agreement"), with a financial institution, involving 11.5 million common shares of Vitro (the "First Stock SWAP Shares"). Under the terms of the First Stock SWAP Agreement, we would receive from the counterparty (the "First Counterpart") to the First Stock SWAP Agreement any appreciation (based on the stock price quoted on the Mexican Stock Exchange) experienced by the First Stock SWAP Shares plus any dividends and other payments made with respect to such shares, in exchange for paying to the First Counterpart any depreciation on the First Stock SWAP Shares plus a payment calculated using a fixed interest rate on the market value of the First Stock SWAP Shares. All payments under the First Stock SWAP Agreement were denominated in U.S. dollars and we made or received those payments on a monthly basis. Concurrently with this transaction, our Stock Option Trust sold to the First Counterpart 11.5 million common shares of Vitro for Ps. 139 million (non-inflation adjusted), resulting in an increase in our stockholders' equity by such amount. During the life of the transaction, any payments made or received by us were charged or credited directly to our stockholders' equity. This Stock Swap Agreement expired in March 2001, at which time Vitro split and renewed the stock swap into two tranches with due dates of 45 and 90 days from March 21, 2001. As of December 31, 2001, these stock swap transactions terminated without any economic effect and the Stock Option Trust repurchased the 11.5 million common shares that it had sold to the First Counterpart for Ps. 102 million (non-inflation adjusted).

On September 29, 2000, (the "Second Stock SWAP Initial Date"), we entered into a one-year agreement (the "Second Stock SWAP Agreement"), with a financial institution, involving 11.4 million common shares of Vitro (the "Second Stock SWAP Shares") pursuant to which we would receive from the counterparty (the "Second Counterpart") to the Second Stock SWAP Agreement any appreciation (based on the stock price quoted on the Mexican Stock Exchange) experienced by the Second Stock SWAP Shares, plus any dividends and other payments made with respect to such shares, in exchange for paying to the Second Counterpart any depreciation on the Second Stock SWAP Shares, plus a payment calculated using a fixed interest rate on the market value of the Second Stock SWAP Shares. All payments under the Second Stock SWAP Agreement were denominated in U.S. dollars and we made or received those payments on a monthly basis. Concurrently with this transaction, our Stock Option Trust sold to the Second Counterpart 11.4 million common shares of Vitro for Ps. 95 million (non-inflation adjusted), resulting in an increase in our stockholders' equity by such amount. During the life of the transaction, any payments made/received by Vitro were charged/credited directly to stockholders' equity. The Second Stock SWAP Agreement expired on September 29, 2001 without any economic effect. On October 3, 2001, the Stock Option Trust repurchased the 11.4 million common shares that it had sold to the Second Counterpart for Ps. 90.9 million (non-inflation adjusted). On December 31, 2001 the Stock Option Trust held 20.5 million common shares of Vitro.

Debt Agreements Affected by the Implementation of Bulletin D-4

The implementation of Bulletin D-4 on January 1, 2000 had an effect on the level of our assets, liabilities and stockholders equity. With the implementation of Bulletin D-4, on January 1, 2000, we were in violation of some of our debt covenants relating to minimum tangible net worth, maximum debt to equity ratio and maximum liabilities to equity ratio. We have negotiated and executed amendment agreements for all of our credit agreements affected by the implementation of Bulletin D-4.

Capital Expenditures

Our capital expenditure program is focused on new investment projects, technological upgrades in our manufacturing facilities and maintenance and expansion of our production capacity. The capital expenditure program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations.

The following table sets forth our capital expenditures by business unit for the periods presented.

	Year ended December 31, (Millions of constant pesos as of December 31, 2001)			January through May 2002 (Millions of constant pesos as of May 31, 2002)

Business Unit	1999	2000	2001
Flat Glass	Ps. 410	Ps. 343	Ps. 381	Ps. 73
Glass Containers	894	373	292	228
Glassware	136	154	86	56
Acros-Whirlpool	394	223	152	28

In 2001, our capital expenditures amounted to approximately Ps. 944 million ($103 million). The principal investment project was in Vitro Fibras, S.A., which we refer to as "Vifisa," a producer of fiber glass products, in which we invested Ps. 184 million ($20 million) for the construction of a new furnace in order to expand capacity. Other investments were focused on maintenance and capacity expansions.

In 2000, our capital expenditures amounted to approximately Ps. 1,110 million. The principal investment projects were focused on technological upgrades, maintenance, capacity expansions and environmental protection programs.

In 1999, our capital expenditures amounted to approximately Ps. 1,854 million. The principal investment projects were in our former Acros-Whirlpool business unit (See "Annual report Summary-Recent Developments"), where we invested Ps. 284 million in the launch of our new line of gas ranges and Ps. 147 million in our Glass Containers business unit relating to the completion of the construction of a new furnace in Comegua's plant in Costa Rica. Other projects included technological upgrades, maintenance, capacity expansions and environmental protection programs.

Description of our Indebtedness

Long-Term Debt

As of December 31, 2001, and March 31, 2002, we had approximately Ps. 11,084 million ($1,209 million), and Ps. 10,690 million ($1,185 million), respectively, of long-term debt, including the current portion of long-term debt.

The following description of certain of our debt agreements and instruments is limited to those agreements pursuant to which more than $20 million (or its equivalent in pesos) of long-term debt was outstanding as of March 31, 2002 or where the relevant debt is publicly placed.

Facility	Outstanding Principal Amount	Interest	Maturity
Comerica-Vitro Plan Facility Borrower: Vitro Plan subsidiaries Guarantor: Vitro Plan	$75 million	Rate: LIBOR plus 1.5% per annum. Period: Between 1 and 180 days to be negotiated at the time of disbursement.	March 31, 2003
Bank of America -VVP Facility Borrower: VVP America	$25 million

Rate: LIBOR plus a spread between 1.5% and 2.25% per annum, determined based upon the level of the ratio of Total Funded Debt to Adjusted Net Earnings ratio.
Period: Monthly, bimonthly, quarterly or semiannually, at the election of the borrower.

November 30, 2003
CCB-Vidrio Plano de Mexico Borrower: Vidrio Flotado Guarantor: Vitro Plan	$30 million	Rate: LIBOR plus 2.32% per annum Period: Semiannually, commencing on June 5, 2001.	December 5, 2003
2000-1 Peso-denominated Medium Term Notes ("MTNs") Issuer: Vitro	Ps. 310 million ($34 million)

Rate: Determined every 196 days (every interest rate period includes 7 interest payment dates). For the first 196-day period, 180-day CETES rate plus 2.4%; for the following 196-day periods, 180-day CETES rate plus 2.4%, plus or minus the difference between (x) 28-day CETES rate issued during the previous 196-day period plus 3.5% and (y) the rate established for the previous 196-day period.
Period: Interest is paid every 28 days starting December 7, 2000.

February 26, 2004
Bank of Montreal -Vitrocrisa Facility Borrower: Vitrocrisa	$25 million

Rate: LIBOR plus 1.625%, 1.875% and 2.25% per annum for the first, second and third year, respectively.
Period: Monthly, bimonthly, quarterly or semiannually, at the election of the borrower, and subject to availability at the discretion of the administrative agent; commencing on April 30, 2001.

January 5, 2004
Banamex-Vitrocrisa Facility Borrower: Vitrocrisa Conditional Guarantor: Vitro	$30 million	Rate: To be negotiated every 180 days. Period: Semiannually commencing on February 19, 1999.	August 31, 2004
1999-3 UDI-MTNs Issuer: Vitro	UDI 50 million (Ps. 154 million or $17 million)	Rate: 175 basis points above the 5-year UDI-denominated government bond rate per annum. Period: Quarterly starting January 12, 2000.	October 12, 2004
Citibank- Vitrocrisa Facility Borrower: Vitrocrisa Contitional Guarantor: Vitro	$23 million	Rate: LIBOR plus 2.50% per annum. Period: Semiannually commencing on June 29, 2000.	June 29, 2005
1999-1 UDI-MTNs Issuer: Vitro	UDI 200 million (Ps. 618 million or $69 million)	Rate: 9.0% per annum. Period: Quarterly starting September 7, 1999.	June 7, 2006
HSBC-SSB Facility Borrower: COVISA Guarantor: Vitro Packaging, Vena and Vitro	$223 million	Rate: LIBOR Plus 2.25, decreasing upon meeting debt ratios Period: Quarterly starting November 14, 2001.	August 21, 2006
Banamex-Viplamex Facilities Borrower: Viplamex Guarantor: Vitro Plan	$39 million	Rate: LIBOR plus 2.26% per annum. Period: Semiannually commencing on March 25, 1997.	September 4, 2006
Bancomext - Vitro Plan Facility Borrower: Vitro Plan	$30 million	Rate: To be negotiated a the time of disbursement. Period: Between 1 and 180 days, to be negotiated at the time of disbursement.	September 25, 2006
1999-2 UDI-MTNs Issuer: Vitro	UDI 155 million (Ps. 479 million or $53 million)	Rate: 9.90% per annum. Period: Quarterly starting January 12, 2000.	October 12, 2006
11 3/8% Vicap Notes Issuer: Vicap Guarantor: Vitro	$250,000,000	Rate: 11 3/8% per annum. Period: Semiannually on May 15 and November 15 of each year.	May 15, 2007
11 1/2% Senior Notes due 2009 Issuer: Vitro	$88,350,000	Rate: 11 1/2% per annum. Period: Semiannually on April 30 and October of each year	April 30, 2009

The following discussion provides additional information with respect to the foregoing facilities:

Comerica-Vitro Plan Facility

On December 31, 1997, certain subsidiaries of the Flat Glass business unit entered into a revolving Credit Agreement (the "Comerica-Vitro Plan Facility") among Comerica Bank, as lender, such Vitro Plan subsidiaries, as borrowers (the "Comerica Borrowers"), and Vitro Plan, as guarantor.

The Comerica-Vitro Plan Facility, which provides for borrowings of up to $75 million, requires Vitro Plan to maintain compliance with certain financial covenants, including, among others, a current ratio, a leverage ratio, an interest coverage ratio and a minimum level of export receivables. The Comerica-Vitro Plan Facility contains covenants which restrict or limit, among other things, the ability of the Comerica Borrowers and of Vitro Plan (i) to create certain liens, (ii) to enter into certain mergers and dispose of certain assets, (iii) to pay certain dividends, (iv) to make changes to their current corporate structure that may result in Vitro having less than a majority interest in Vitro Plan, or Vitro Plan having less than the majority interest in the Comerica Borrowers and (v) to carry out certain investments or advances. The Comerica-Vitro Plan Facility contains customary events of default, including the failure by VVP America or VVP Holdings Inc., the parent company of VVP America, to make a payment on any debt whose principal amount exceeds $250,000.

Bank of America-VVP Facility

On January 31, 1997, VVP America entered into a Loan and Security Agreement (the "Bank of America-VVP Facility") among Bank of America, FSB, as lender, and VVP America, as borrower. The agreement provides for a maximum revolving line of credit for loans and letters of credit in the amount of $50 million. Any borrowings under the Bank of America-VVP Facility are collateralized with a continuing security interest in certain assets of VVP America, including among others, receivables, inventory, equipment and intangible assets. The Bank of America-VVP Facility is also guaranteed by VVP Holdings Inc. pursuant to a guarantee agreement dated January 31, 1997.

The Bank of America-VVP Facility requires VVP America to maintain compliance with certain financial covenants at a consolidated level including, among others, a fixed charge coverage ratio, an adjusted tangible net worth and a total funded debt to adjusted net earnings ratio. The Bank of America-VVP Facility contains covenants which restrict, among other things, the ability of VVP America to (i) enter into certain mergers, consolidations and asset sales, (ii) grant certain liens on its assets, (iii) pay certain dividends, (iv) enter into certain sale and leaseback transactions, (v) make certain capital expenditures and (vi) incur additional indebtedness. The Bank of America-VVP Facility contains customary events of default.

CCB-Vidrio Plano de Mexico Facility

On November 24, 2000, Vitro Flotado entered into a medium-term Loan Agreement (the "CCB-Vitro Flotado Facility") among California Commerce Bank, as lender, Vitro Flotado, as borrower, and Vitro Plan, as guarantor. The CCB-Vitro Flotado Facility contains covenants which restrict, among other things, the ability of Vitro Flotado to (i) enter into certain mergers, consolidations and asset sales, (ii) grant certain liens on its assets and (iii) make investments in, or purchases of, other enterprises. The CCB-Vitro Flotado Facility contains customary events of default.

Bank of Montreal-Vitrocrisa Facility

On January 5, 2001, Vitrocrisa entered into a medium-term Credit Agreement (the "Bank of Montreal-Vitrocrisa Facility") among Bank of Montreal, as administrative agent, various financial institutions, as lenders, and Vitrocrisa, as borrower. The Bank of Montreal-Vitrocrisa Facility provides for U.S. dollar-denominated borrowings of up to $30 million. The Bank of Montreal-Vitrocrisa Facility requires Vitrocrisa to maintain compliance with certain financial covenants, including, among others, an interest coverage ratio, a leverage ratio and a minimum net worth. The Bank of Montreal-Vitrocrisa Facility contains covenants which restrict, among other things, the ability of Vitrocrisa to (i) enter into certain asset sales, mergers or consolidations, (ii) grant certain liens on its assets and (iii) pay certain dividends. The Bank of Montreal-Vitrocrisa Facility contains customary events of default.

Banamex-Vitrocrisa Facility

On August 19, 1998, Vitrocrisa entered into a Credit Agreement (the "Banamex-Vitrocrisa Facility") among Banamex, as lender, Vitrocrisa, as borrower, and Vitro, as conditional guarantor. The Banamex-Vitrocrisa Facility requires Vitrocrisa to maintain compliance with certain financial covenants, including, among others, an interest coverage ratio and a leverage ratio. The Banamex-Vitrocrisa Facility contains covenants, which restrict, among other things, the ability of Vitrocrisa to (i) enter into certain mergers, consolidations and asset sales, (ii) grant certain liens on its assets and (iii) pay certain dividends. The Banamex-Vitrocrisa Facility contains customary events of default.

Citibank-Vitrocrisa Facility

On June 23, 2000, Vitrocrisa entered into a long-term Export Financing Agreement (the "Citibank Facility") among Citibank, N.A., as lender, Vitrocrisa, as borrower, and Vitro, as conditional guarantor. The Citibank Facility provided for U.S. dollar-denominated borrowings of up to $33 million. The Citibank Facility requires Vitrocrisa to maintain compliance with certain financial covenants, including, among others, an interest coverage ratio, a leverage ratio, minimum net worth and minimum annual export sales. The Citibank Facility contains covenants, which restrict, among other things, the ability of Vitrocrisa to (i) enter into certain asset sales, (ii) grant certain liens on its assets and (iii) pay certain dividends. The Citibank Facility contains customary events of default.

HSBC-SSB Facility

On August 14, 2001, Compania Vidriera, S.A. de C.V. ("COVISA") entered into an Export Security Long Term Credit Agreement (the "HSBC-SSB Facility") among COVISA as Borrower, Vitro Packaging Inc., Vitro Envases Norteamerica, S.A. de C.V. ("Vena") and Vitro, S.A. de C.V. as guarantors, various banks as lenders, HSBC and SSB as Joint Lead Arrangers and HSBC Investment Bank PLC as administrative agent. The HSBC-SSB Facility provides for up to $235 million U.S. dollar-denominated borrowings. Loans under the HSBC-SSB Facility were used to repay foreign trade short- and medium-term borrowings of Vena's subsidiaries.

The loan made pursuant to the HSBC-SSB Facility is guaranteed by Vitro, S.A. de C.V., Compania Vidriera, S.A. de C.V. and Vitro Packaging Inc. Additionally, the loan made under the HSBC-SSB Facility is secured with export receivables.

The HSBC-SSB Facility contains certain covenants which restrict or limit, among other things, the ability of Vena (i) to incur any additional indebtedness, pursuant to a debt to EBITDA ratio, (ii) make certain dividend payments, (iii) maintain certain interest coverage ratios and (iv) to enter into certain transactions with affiliates. The HSBC-SSB Facility contains certain customary events of default for the borrower and guarantors.

Banamex-Viplamex Facilities

On September 4, 1996, Vidrio Plano de Mexico, S.A. de C.V. ("Viplamex") entered into two Credit Agreements (the "Banamex-Viplamex Facilities") among Banamex, as lender, Viplamex, as borrower, and Vitro Plan, as guarantor. The Banamex-Viplamex Facilities are composed of two Credit Agreements. The Banamex-Viplamex Facilities require Vitro Plan, on a consolidated basis, to maintain compliance with certain financial ratios, including, among others, a leverage ratio and a liquidity ratio. The Banamex-Viplamex Facilities contain covenants, which restrict, among other things, the ability of Viplamex and Vitro Plan (i) to enter into certain mergers, consolidations and asset sales, and (ii) to pay certain dividends. The Banamex-Viplamex Facilities contain customary events of default. The amounts outstanding under the Banamex-Viplamex Facilities are secured by mortgages on certain assets of Viplamex.

Bancomext-Vitro Plan Facility

On September 25, 2001, Vitro Plan entered into a long-term Export Financing Agreement (the "Bancomext-Vitro Plan Facility") between Bancomext and S.N.C. as lender and Vitro Plan, as borrower. This facility provides for U.S. dollar-denominated borrowings of up to $30 million, requires Vitro Plan to maintain compliance with certain covenants, including, among others, an interest coverage ratio and minimum net worth test and contains certain customary events of default.

Vicap Notes

On May 13, 1997, Vicap, S.A. de C. V. ("Vicap"), a wholly owned subsidiary of Vitro and our financing vehicle in Mexico, completed an offering (pursuant to Rule 144A, coupled with a registration rights agreement) in the international capital markets of $250,000,000 aggregate principal amount of its 11.375% Guaranteed Notes due 2007, unconditionally guaranteed by Vitro (the "Old Vicap Notes").

On November 18, 1998 (the "Exchange Offer Termination Date"), Vicap and Vitro consummated their offer to exchange (the "Exchange Offer") $250,000,000 aggregate principal amount of the Old Vicap Notes for a like principal amount of notes that were registered under the Securities Act (the "New Vicap Notes"). The aggregate principal amount of Old Vicap Notes that were exchanged in the Exchange Offer by holders thereof for New Vicap Notes was $231,825,000. Pursuant to the undertaking by the Vicap and Vitro in the registration statement for the Exchange Offer, Vicap and Vitro removed from registration all the New Vicap Notes that remained unsold at the Exchange Offer Termination Date. Accordingly, as of the Exchange Offer Termination Date there were outstanding $231,825,000 and $18,175,000, respectively, of New Vicap Notes and Old Vicap Notes (the Old Vicap Notes and the New Vicap Notes are collectively referred herein as the "Vicap Notes").

The terms of the New Vicap Notes are identical in all material respects to the terms of the Old Vicap Notes, except that the New Vicap Notes have been registered under the Securities Act and are issued free of any transfer restrictions. As a consequence, the Old Vicap Notes bear legends restricting their transfer and, in general, may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

The Vicap Notes are debt securities issued under an Indenture dated May 1, 1997 (the "Indenture") among Vicap, as issuer, Vitro, as guarantor, and The Chase Manhattan Bank, as trustee. The Vicap Notes and the guarantee by Vitro are general, senior unsecured obligations, respectively, of Vicap and Vitro and rank pari passu with senior unsecured obligations, respectively of Vicap and Vitro (other than obligations given preference by statute). However, obligations of Vitro to its creditors, including holders of the Vicap Notes, are effectively subordinated in right of payment to all direct liabilities of its subsidiaries. The Vicap Notes are redeemable at the option of Vicap after May 15, 2002, at defined redemption prices plus accrued interest on the redemption date. The Indenture contains covenants limiting, among other things, the ability of Vitro and/or its Restricted Subsidiaries (as defined therein) to incur additional indebtedness, pay dividends or make certain investments, engage in transactions with affiliates, engage in mergers and consolidations and create or permit liens.

On January 31, 2001, Servicios y Operaciones Financieras Vitro, S.A. de C.V., which we refer to as "SOFIVSA," a wholly owned subsidiary of Vitro, entered into a merger agreement with Vicap, SOFIVSA being the surviving entity. On the same date, SOFIVSA, as issuer, Vitro as guarantor, and The Chase Manhattan Bank as trustee (successor by merger to Chase Bank of Texas, National Association, which was successor by change of name to Texas Commerce Bank National Association) entered into a supplemental indenture pursuant to which SOFIVSA expressly assumed all of the obligations of Vicap under the notes and the Indenture.

Short-Term Debt

Our short-term debt consists primarily of unsecured borrowing arrangements with Mexican and foreign banks and commercial paper programs denominated in both U.S. dollars and Mexican pesos. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 2.5% above LIBOR, for the U.S. dollar-denominated loans, and floating market rates, for the peso-denominated loans. As of December 31, 2001, we had approximately Ps. 3,369 million ($368 million) of short-term debt, excluding the current portion of long-term debt.

Research and development, patents and licenses, etc.

Our research and development efforts are generally decentralized, with each operating business unit making its own decisions as to research and development expenditures and areas of emphasis. In 1999, we formed a technology committee, which coordinates research and development projects that have the potential to create synergies or that could be implemented in more than one of our business units. In addition, in 2001 we migrated several of our Mexican subsidiaries that own part of the technology in our Flat Glass and Glass Containers business units to Switzerland. These Swiss subsidiaries will perform research and development activities, license the technology to our Mexican operating subsidiaries and undertake development efforts jointly with the Mexican subsidiaries and, eventually, third parties. Also, through technology licensing arrangements, we benefit significantly from research and development conducted by certain of our joint venture partners. Of particular significance to us is the technology license arrangement with Pilkington, which provides us with state of the art float glass technology. See "Flat Glass Business Unit." We own a number of trademarks and patents, which in the aggregate are important to conduct our business, none of which, however, is individually considered material to our business as a whole. No material amount of money was spent on research activities during 1999, 2000 or 2001.

A number of our subsidiaries conduct all or a portion of their businesses through joint ventures or technology alliances with non-Mexican partners and we expect to enter into other similar arrangements in the future. Certain of these partners also license technology and trade names to our subsidiaries for use in the manufacture of various products, including flat glass, glassware, household appliances and glass containers. We believe that these joint ventures, alliances and license arrangements provide us with important competitive advantages. We cannot be certain that in the future, some of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investments, the reduction of import duties and tariffs that has occurred under NAFTA or for other reasons. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently.

Application of Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Mexico. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and in the related disclosures. The significant accounting policies which we believe are the most sensitive to such estimates and relevant to aid you in fully understanding and evaluating our reported financial statements include the following:

Trade Receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continually monitor collections and payments from customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in our experience of credit losses could have a material adverse impact on our future operating results.

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. We believe the amounts recorded and/or disclosed in our financial statements are based on the best estimates and judgments of management, although actual outcomes could differ from our estimates.

Financial instruments

Assets and liabilities resulting from financial instruments, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield, are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes are valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

Fair values of financial instruments are estimated using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting and developing estimates. The use of different market assumptions and/or estimation methodologies may have a material adverse effect on the estimated fair market value amounts.

Revenue recognition, inventories and cost of sales

Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to costumers in satisfaction of orders.

Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding the net realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

Seniority premiums, retirement plans and severance payments

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the Instituto Mexicano de Contadores Publicos (Mexican Institute of Public Accountants) and the actuarial computations are made by an independent actuary, utilizing extensive estimates of salaries, inflation, investment returns, mortality, turnover and discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates, could have a material adverse effect on our future operating results.

Income tax, tax on assets and profit sharing to workers

Effective January 1, 2000, we are applying the provisions of the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing." As required by this bulletin, deferred income taxes are provided for differences between the book and tax values of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, which are expected to reverse in the future. Additionally, tax on assets paid is recognized as an asset.

Realization of the net deferred tax assets is dependent on our ability to generate future taxable income. Management regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual tax rates or time period within which existing temporary differences become taxable or deductible, we could be required to establish a valuation allowance against some or all of our deferred tax assets resulting in a significant increase in our effective tax rate and a material adverse effect on our operating results.

Accounts receivable financings

We entered into several factoring agreements to sell accounts receivables. The outstanding balance of receivables sold at December 31, 2001 amounted to $ 231 million. We continuously monitor collections and customer credit-worthiness and provide an allowance for any estimated uncollectible amounts. A significant change in our experience could have a material adverse impact on our future operating results.

Item 6. Directors, Senior Management and Employees

Directors and senior management.

Directors

The following information refers to directors of Vitro. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of them was selected as a member of senior management.

The board of directors is responsible for the management of the business. Our by-laws (estatutos sociales) provide that the board of directors will consist of the number of directors specified by the annual general ordinary shareholders' meeting, and that each member of such board of directors shall be elected at such shareholders' meeting for a renewable term of one year. Each director shall serve until a successor is duly elected and takes office. Our board of directors currently consists of 17 directors.

The current directors, their principal occupations and directorships, the year they first became a director and year of birth are as follows:

Name

Principal Occupation
		First Became a Director	Year of Birth
Adrian Sada Gonzalez	Chairman of the Board of Vitro	1984	1944
Adrian Sada Trevino	Director and Honorary Chairman of the Board of Directors of Vitro	1969	1920
Federico Sada Gonzalez	President and Chief Executive Officer of Vitro	1982	1949
Tomas Gonzalez Sada	Chairman, President and Chief Executive Officer of Cydsa	1980	1943
Andres A. Yarte Cantu	Chief Executive Officer of Nacional de Ceramica, S.A.	1991	1941
Dionisio Garza Medina	Chairman and Chief Executive Officer of Alfa, S.A. de C.V.	1995	1954
Gustavo Madero Munoz	Chief Financial Officer of Promotora Empresarial del Norte, S. A. de C. V.	1996	1955
Roberto G. Mendoza	Financial Advisor	1998	1945
Carlos E. Represas	Executive Vice President of Nestle S.A.	1998	1945
Jaime Serra Puche	Partner of SAI-Consultores, S.C.	1998	1951
Lorenzo H. Zambrano T.	President and Chief Executive Officer of Cemex, S.A. de C.V.	1998	1944
Carlos F. Munoz O.	Private investor	2000	1955
Joaquin Vargas G.	Chairman of the Board of Directors of Grupo MVS, S.A. de C.V.	2000	1954
Raul Rangel Hinojosa	Legal and Financial Advisor, also serves as Secretary of the Board of Vitro	2001	1949
Luis A. Nicolau G.	Chief Corporate Officer of Vitro	2001	1961
Alejandro Garza Laguera	Member of the executive committee of Pulsar Internacional, S.A. de C.V.	2001	1926
Eduardo Brittingham S.	Private Investor	2001	1926

The directors were elected for a one-year term by our shareholders at the annual general ordinary shareholders' meeting held on March 14, 2002. The directors receive directors' fees of three Centenarios (37.5 gram gold coins) per meeting of the board of directors.

Following brief descriptions of the current occupations and biographical information of each of Vitro's directors:

Adrian Sada Gonzalez:

Chairman of the Board of Directors of Vitro. He is also a member of the Boards of Alfa S.A., Gruma, S.A. de C.V., Grupo Cydsa S.A., Regio Empresas, Wharton (Latin American Executive Board for the Wharton School of Finance), Mexican Businessmen Council, Consejo de Industriales de Nuevo Leon, Fondo Chiapas and Pronatura and a Member of the Young Presidents Organization.

Adrian Sada Trevino:

Honorary Chairman of Vitro's Board and Chairman of the Board of Fundacion Martinez Sada.

President and Chief Executive Officer of Vitro. He is a former Chairman of the Mexican Council for Foreign Trade; Member of the Boards of Alpek, S.A. de C.V., Banco Nacional de Comercio Exterior, S.N.C., Institute for Educational Investigation and Improvement, Instituto Tecnologico y de Estudios Superiores de Monterrey, Regio Empresas, University of Texas, MD Anderson Cancer Center; Chairman of the Council of the National History Museum; Chairman of Trustees, Parque Ecologico Chipinque; Member of the Consejo Coordinador Empresarial; Member of the World Business Council for Sustainable Development.

Tomas Gonzalez Sada:

Chairman of the Board and Chief Executive Officer of Grupo Cydsa S.A.; Chairman of the Mexico-Japan Business Committee of the Mexican Council for Foreign Trade; Chairman of the Board of Trustees of Universidad Regiomontana; Treasurer of Fundacion Martinez Sada; Member of the Board of Regio Empresas; Member of the Mexican Businessmen Council and The George Washington University School of Business and Public Management.

Andres A. Yarte Cantu:

Chairman of the Board and Chief Executive Officer of Distribuidora de Productos Ceramicos and K-Inver, S.A.

Dionisio Garza Medina:

Chairman of the Board and Chief Executive Officer of Alfa S.A.; Chairman of the Board of Universidad de Monterrey; Member of the Board of Cemex, S.A. de C.V., Grupo Cydsa S.A. and Seguros Comercial America, S.A. de C.V. Member of the Board of Directors of the Harvard Business School; Member of the Mexican Businessman Council and the Advisory Committee to the David Rockefeller Center for Latin American Studies.

Gustavo Madero Munoz:

Chief Financial Officer of Promotora Empresarial del Norte, S.A. de C.V.; Chairman of the Board of Hermanos Madero, Electronic Publishing, and Servicios de Prevision Integral; Regional Vice President of Grupo Financiero Banamex Accival, S.A. de C.V.; Technology Vice-President of Desarrollo Economico del Estado de Chihuahua, Member of the Boards of Instituto Tecnologico y de Estudios Superiores de Monterrey, Campus Chihuahua and Seguros Comercial America, S.A. de C.V.

Roberto G. Mendoza:

Financial Advisor; Chairman of Egg Plc; Vice Chairman of J.P. Morgan Chase & Co. (1990-2000).

Carlos E. Represas:

Executive Vice-President of Nestle S.A.; Chairman of the Board of Nestle Mexico, S.A. de C.V.; Chairman of the Board of Nestle Holdings, Inc.; Co-Chairman of the Board of Coca-Cola Nestle Refreshments; Member of the Board of Cereal Partners Worldwide.

Jaime Serra Puche:

Senior Partner of Serra Associates International (SAI-Consultadores); Trustee of the Yale Corporation; Member of the Boards of Alcatel Indetel, S.A. de C.V., Tubos de Acero de Mexico, S.A. and The Mexico Fund Inc.; Mexico's Secretary of Finance and Public Credit (1994), Mexico's Secretary of Trade and Industry (1988-1994); Mexico's Under-Secretary of Revenue, Ministry of Finance and Public Credit (1986-1988).

Lorenzo H. Zambrano T.:

Chairman of the Board and Chief Executive Officer of Cemex, S.A. de C.V.; Chairman of the Board of Instituto Tecnologico y de Estudios Superiores de Monterrey; Member of Executive Committee of Grupo Financiero Banamex Accival, S.A. de C.V.; Member of the Salomon Smith Barney International Advisory Board; Member of the Boards of Coca-Cola Femsa, S.A. de C.V., Empresas ICA Sociedad Controladora, S.A. de C.V., Alfa, S.A. de C.V., Grupo Cydsa S.A. and Televisa, S.A.; Member of the Board of The Americas Society, Advisory Council to the Stanford Graduate School of Business, the Museo de Arte Contemporaneo, and the U.S.-Mexico Commission for Educational and Cultural Exchange.

Carlos F. Munoz O.:

Private Investor; Vice-President of Fomento Bursatil; Vice-President of Super Mart; Vice-President of Manufacturas de Concreto; Member of the Board of Instituto Tecnologico y de Estudios Superiores de Monterrey, Campus Chihuahua.

Joaquin Vargas G.:

Chairman of the Board of Grupo MVS, S.A. de C.V. ; Chairman of the Board of Corporacion Mexicana de Restaurantes, S.A. de C.V.; President of Asociacion Mexicana de Restaurante A.C.; Chairman of the Board of Trustees of Camara Nacional de Industria de Radio y Television; Member of the Boards of Possehl, Grupo Costamex, S.A. de C.V., Grupo Posadas, Bolsa Mexicana de Valores, VistaLink Medical Communications Inc., First Vice-President of Nucleo Radio Mil.

Raul Rangel Hinojosa:

President of Institutional Relations of the Council for Foreign Trade; Member of the Boards of Consejo Coordinador Empresarial, Advisory Council of Universidad Autonoma de Nuevo Leon, Consejero Centro Patronal de Nuevo Leon, Camara de la Industria de la Transformacion en Nuevo Leon and Centro de Estudios en Economia y Educacion.

Luis Nicolau Gutierrez:

Chief Corporate Officer of Vitro; Vice President for Corporate Affairs of Vitro; Member of the Boards of Grupo Cinemex S.A. de C.V. and J.P. Morgan Grupo Financiero; former partner at Ritch, Heather y Mueller, S.C. (1991-2001), a Mexico City-based law firm.

Alejandro Garza Laguera:

Member of the Executive Committee of Pulsar Internacional, S.A. de C.V.; Member of the Boards of Grupo Cydsa S.A., Grupo Industrial Ramirez S.A., Instituto Tecnologico y de Estudios Superiores de Monterrey and Centro de Estudios de Economia y Educacion; Member of the Board of Governors of the Wharton School of Business and the Joseph H. Lauder Institute.

Eduardo Brittingham S.:

Private Investor; Chief Executive Officer of Auto Express Rapido Nuevo Laredo, S.A. de C.V., Laredo Autos, S.A. de C.V. and Corporacion Internacional de Manufacturas.

Examiner and Secretary

We have a Comisario, an examiner, who is elected by our shareholders at the annual general ordinary shareholders' meeting. Under Mexican law, the examiner's duties include, among other things, examination of our operations, books, records and any other documents and the presentation of a report of such examination at the general ordinary shareholders' meeting. At the annual general ordinary shareholders' meeting held on March 14, 2002, Manuel Guemez de la Vega was elected to serve as examiner for one year and Julio Escamez Ferreiro was elected as alternate examiner also for one year. The board of directors has the power to appoint the secretary of the board, who does not need to be a director.

The secretary of the board, elected at the March 14, 2002 ordinary shareholders' meeting, is Raul Rangel Hinojosa. Each of the secretary and the examiner receives a fee of three Centenarios (37.5 gram gold coins) per meeting.

Senior Management

The following table sets forth information with respect to the executive officers of Vitro. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of them were selected as a member of the senior management.

Name	Year Born	Title	Current Position Held Since
Federico Sada Gonzalez	1949	President and Chief Executive Officer	1995
Luis A. Nicolau Gutierrez	1961	Chief Corporate Officer	2001
Jose Domene Zambrano	1954	Chief Operating Officer	2001
Juan M. De Nigris	1952	Executive Commission Office Director	2001
Roberto Rubio Barnes	1955	General Director of Flat Glass business unit	2001
Fernando Flores Faz	1946	General Director of Glass Containers business unit	2001
Gonzalo Escamez Sada	1963	General Director of Glassware business unit	2001
Alfonso Gomez Palacio Gastelum	1942	Projects Director and former General Director of Acros-Whirlpool business unit	2002
Javier Bofarull Viladaf	1953	General Director of International Commerce	2001

Following are brief biographies of each of Vitro's executive officers not otherwise provided above:

Federico Sada Gonzalez, born in 1949, President and Chief Executive Officer of Grupo Vitro.

Mr. Sada obtained his B.S. degree in Business Administration at the Instituto Tecnologico y de Estudios Superiores de Monterrey, and his M.B.A. degree from IMEDE in Lausanne, Switzerland; Mr. Sada also attended Harvard University's Advanced Management Program. Mr. Sada joined Vitro, S.A. de C.V. in 1974. He became Planning and Finance Director of Glass Containers business unit in 1978. In 1985, he was named President of North America Glass Containers, the largest single business of Vitro. This business included the operations of Glass Containers business unit in Mexico, and the investments of Vitro in North, Central and South America.

As of January 1, 1995, Mr. Sada was named President and Chief Executive Officer of Vitro, S.A. de C.V. Mr. Sada is member of the boards of Vitro, S.A. de C.V. Instituto Tecnologico y de Estudios Superiores de Monterrey, The University of Texas MD Anderson Cancer Center, Regio Empresas, The Institute for Educational Investigation and Improvement and ALPEK (a subsidiary of Alfa,. S.A. de C.V.).

In addition to his responsibilities at Vitro, Mr. Sada is the Chairman of Trustees of Chipinque Ecological Park Foundation, Trustee at the Museum of Wildlife and Natural Sciences in Monterrey and Chairman of Trustee of the National Museum of History (Chapultepec Castle Trust). He is member of the World Business Council for Sustainable Development (WBCSD); and on May 14, 1999, he became the first President of the Mexican Council for International Commerce (COMCE).

Luis A. Nicolau Gutierrez, born in 1961, Chief Corporate Officer.

Mr. Nicolau holds a law degree from Escuela Libre de Derecho, Mexico City, and a Master of Laws degree from Columbia University, where he attended as a Fulbright Grantee. After spending several years at Shearman & Sterling in New York, he became a partner at Ritch, Heather y Mueller, S.C., a Mexico City law firm specializing in corporate and financial affairs, where he remained for over 10 years.

Mr. Nicolau was appointed Chief Corporate Officer in April 2001. In addition, Mr. Nicolau is a member of the boards of Group Cinemex S.A. de C.V. and JPMorgan Grupo Financiero, S.A. de C.V.

Jose Domene Zambrano, born in 1954, Chief Operating Officer.

Bachelor of Science Chemical Engineering at University of Wisconsin-Madison (1976) and Master's Degree in Business Administration at Stanford University (1979).

Mr. Domene joined Alfa, S.A. de C.V., in 1976 and worked in several executive positions in strategic planning at Alfa Industries. In 1982, Mr. Domene was appointed Vice-President of Finance, Planning and Tourism, Electronics and Food Division at Grupo Protexa, S.A. de C.V., until he was promoted to President of Real State and Tourism. In 1987 Mr. Domene joined Cemex, S.A. de C.V. as Chief Executive Officer of Cementos Anahuac. Later, he was appointed Chief Financial Officer of Cemex, S.A. de C.V. and then Chief Executive Officer of Empresas Tolteca de Mexico. In 1991, Mr. Domene was appointed President of Cemex International. In April 1999, Mr. Domene held the position of Chief Executive Officer in Altos Hornos de Mexico, S.A. de C.V.

Mr. Domene joined Vitro, S.A. de C.V. in April 2000. Mr. Domene was appointed Chief Operating Officer in April 2001.

Roberto Rubio Barnes, born in 1955, General Director of Flat Glass business unit.

Mr. Rubio earned his bachelors degree in Mechanical and Electric Engineering from the Universidad de Anahuac in Mexico City in 1977. In 1980, Mr. Rubio earned a degree of Master of Science in Industrial Engineering at North Carolina State University and, in 1990, a Masters Degree in Management at the Massachusetts Institute of Technology.

Mr. Rubio began working in 1980's for Vitro in Vitro Flex, S.A. de C.V. and, in 1981, become Manager of Manufacturing Engineering. Mr. Rubio held several executive positions from 1981 until 1989, when he was appointed General Manager of Vitro Flex, S.A. de C.V. In 1995, Mr. Rubio was promoted to Administrative Vice President of Glass businesses of the Glassware business unit and in 1996 he was appointed President of the Glassware Division. Mr. Rubio was also given the responsibility of managing the technology area of Vitro, S.A. de C.V. In 1999, Mr. Rubio was appointed President of the Glass Containers business unit and remains responsible for the Technology area for the Vitro, S.A. de C.V. In July 2001 he was appointed General Director of Flat Glass business unit.

Fernando Flores Faz, born in 1946, General Director of Glass Containers business unit.

Mr. Flores graduated in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey in 1970. Mr. Flores also attended the University of Texas Advanced Management Program in 1979. Mr. Flores began working in Vitro, S.A. de C.V. at Vidriera Monterrey in 1974, serving several positions in the areas of industrial engineering, human resources and planning. In 1982, Mr. Flores was named General Manager of Enbosa (glass borosilicate operations for pharmaceutical containers). In 1986, Mr. Flores was appointed Vice President of Gas Range Operations, and in 1988, he was appointed Vice President of Refrigerator Operations. In 1990, Mr. Flores worked for Glass Containers as Exports Vice President, in 1992 as Operations Vice President and in 1998 as International Vice President. In 1999, Mr. Flores was appointed General Director of Glassware business unit and in July 2001 he was appointed General Director of Glass Containers business unit.

Gonzalo Escamez Sada, born in 1963, General Director of Glassware business unit.

Mr. Escamez graduated in Business and Administration at St. Edward's University at Austin, Texas. Mr. Escamez obtained a Master Degree in Administration with a specialization in Marketing and Finance from Southern Methodist University of Dallas, Texas, in 1990. Since 1984, Mr. Escamez has worked in Vitro in the areas of Planning and Finance, Administration, Marketing, and Sales in Glass Containers business unit and Vitro Packaging, Inc. From 1992 to 1996 Mr. Escamez held the position of International Director in Glass Containers business unit. Later, Mr. Escamez was appointed Commercial Vice President of the same company. From 1998 to 2001, Mr. Escamez was the President of Diverse Industries business unit. In July 2001, he was appointed General Director of Glassware business unit.

Alfonso Gomez Palacio Gastelum, born in 1942, General Director of special projects.

Mr. Gomez Palacio received his Bachelor's and Master's Degree in Administration at the University of California at Berkeley. Later Mr. Gomez Palacio received a degree in Advanced Studies in Administration and Commerce at the University of Bordeaux in France.

Mr. Gomez Palacio was appointed Commercial Vice President of Containers in 1985, and Executive Vice-President in 1992. Mr. Gomez Palacio was appointed General Director of Special Projects in 2002.

Javier Bofarull Viladaf, born in 1953, General Director of International Commerce.

Mr. Bofarull holds a law degree from Universidad de Barcelona, Spain, and attended several advance management programs at Harvard University. He has worked in several executive positions in Cemex, S.A. de C.V. from 1992 to 1999. Since 1999 until late 2001, he held the position of director at Newbridge Consultants. Mr. Bofarull was appointed General Director of International Commerce in December 2001.

Family Relationship of Directors and Senior Management

Seven of the 23 directors and executive officers are related by blood (including first-cousins) or marriage to another member of this same group. Adrian Sada Trevino, Director, is the father of both Adrian Sada Gonzalez, Chairman of the Board, and Federico Sada Gonzalez, Director and Chief Executive Officer of Vitro. Adrian Sada Gonzalez and Federico Sada Gonzalez are cousins of Tomas Gonzalez Sada, Director and Chairman, President and Chief Executive Officer of Grupo Cydsa S.A. Tomas Gonzalez Sada is the nephew of Adrian Sada Trevino. Andres A. Yarte Cantu, Director, is the son-in-law of Adrian Sada Trevino, the brother-in-law of Adrian Sada Gonzalez and Federico Sada Gonzalez, and the cousin by marriage of Tomas Gonzalez Sada. Gustavo Madero Munoz, Director, is the cousin of Carlos Munoz, Director.

Compensation

For the year ended December 31, 2001, the aggregate compensation, including variable compensaton, described in next paragraph, of all of our directors and executive officers paid or accrued in that year for services in all their capacities was approximately Ps. 245 million. This amount includes Ps. 69 millions of salary and retirement payments of three officers that no longer stay with us.

Variable Compensation

During the year 2001 we implemented a variable compensation strategy in order to aling the objectives of our administrative staff and workers with our business strategy.

The purpose of this strategy is based on the following aspects: (i) recognize the extraordinary performance, (ii) boost growth and cash flow of the business, (iii) increase stock price (iv) focus on key priorities, and (v) attraction and retention of talented people.

In order to mesure this compensation, we have an especial focus on the improvement of the following elements (i) EBITDA generation, (ii) cash flow from operations, (iii) our quality model, which we refer to as "AST Model" and, (iv) the individual performance appraisal. Depending of the result of those measures, our personal would be elegible to received between 2.7 to 10.5 months of base salary.

During the year 2001 we paid to our employes and workers, approximately Ps. 57 million.

Employee Stock Option Plan

In March 1998, we adopted an employee stock option plan with respect to Vitro's common shares (the "Plan"). Pursuant to the Plan, effective on the dates listed in the table below (each, a "Grant Date"), we granted to certain of our employees, executive officers and directors (the "Eligible Executives") stock options pursuant to which the Eligible Executives have the right to buy a certain number of common shares of Vitro at an exercise price to be determined at the time such options are exercised, except for the last grant, in which the exercise price will be fixed during the life of the options. We established a trust to manage the Plan (the "Stock Options Trust"). As of June 25, 2002, the Stock Options Trust held in trust approximately 24.7 million common shares of Vitro.

Subject to certain exceptions in case of changes in the employment status, 50%, 25% and 25% of the options become exercisable, respectively, on the third, fourth and fifth anniversary of the Grant Date (except for the options granted in 2000 and 2001, where one third of the options granted become exercisable on each of the second, third and fourth anniversary of the Grant Date), and all of the options expire on the tenth anniversary date of the Grant Date.

Except for the options granted in 2000 and 2001, whose exercise price is Ps. 11.00 and Ps. 8.27 per share, respectively and has no indexation mechanism, all options have been granted at an initial exercise price equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 trading days prior to the Grant Date (the "Initial Exercise Price"). The exercise price of such options will be determined at the time such options are exercised, by indexing the initial exercise price using an indexing factor based on the cumulative performance of Vitro's common shares relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange (the "MSE Price Index"), which indexing factor is subject to certain ceilings and floors. The effect of the indexation is that the initial exercise price will be increased less if the common shares outperform the MSE Price Index and will be increased more if the common shares of Vitro under perform the MSE Price Index, provided, however, that no negative indexation is allowed. In addition, the indexed exercise price will be adjusted for dividends, stock splits and other similar transactions (the "Adjusted Exercise Price").

Although the Plan contemplates yearly grants for a total of 5 years, we may at any time, at our sole discretion, amend any of the terms of the ungranted options, or otherwise terminate the Plan, subject to previously acquired rights. During 2001, we repriced 940,950 options granted in 1998 to Ps. 13.00

The table below shows for each of the Grant Dates, the number of common shares underlying the options granted, the portion of such common shares that were granted to our executive officers as a group, the Initial Exercise Price, and the Adjusted Exercise Price, where applicable, as of the date mentioned therein, assuming that the options could be exercised on the date indicated.

Grant Date	Total Number of Underlying Shares	Initial Exercise Price	Adjusted Exercise Price as of December 31, 2001
March 1, 1998	499,800	Ps. 31.31	Ps. 33.45
March 1, 1998	952,800	Ps. 13.00	Ps. 13.00
June 1, 2000	4,851,900	Ps. 11.00	Ps. 11.00
September 1, 2001	3,204,800	Ps. 8.27	Ps. 8.27
Total	12,402,300

Board practices

Pursuant to Vitro's by-laws, the Board of Directors must meet at least four times per calendar year and dedicate one of such meetings to the analysis of the company's mid and long term strategy. Meetings usually take place at the Company's domicile; however, if required such meetings may be held anywhere else in Mexico, abroad or by telephone. For a meeting to be considered formally installed, the assistance of 50% plus one of the Directors is required, and the favorable vote of the majority of the Directors present is required for the adoption of any resolution. Minutes shall be prepared after every meeting of the Board of Directors to reflect the resolutions adopted and any relevant discussions that take place; such minutes must be signed by the Chairman, the Secretary and the Examiner (statutory auditor), if in attendance. Resolutions adopted outside a traditional face-to-face meeting have the same force and effect as those adopted at a meeting, as long as they are duly documented in writing and signed by every Director (unanimous resolutions).

The Board of Directors can appoint as many committees as it deems appropriate for the discharge of its duties; however pursuant to Vitro's by-laws the following committees are required: evaluation and compensation, audit, and finance and planning. In addition to the foregoing, the Board of Directors has also formed a corporate responsibilities committee.

Each committee is formed by between 3 and 5 Directors and has the ability to summons any officer and/or executive, and to assist itself with the advice of the experts, advisors or consultants it deems appropriate. These committees meet as often as required and are required to report their findings to the Board.

Employees

As of December 31, 2001, we employed approximately 33,378 persons, 82% of them located in Mexico.

The following table sets forth, for the periods indicated, the period end, and the average for each period, number of our employee's breakdown into our four operating business sectors and corporate offices:

Business Unit	2001		2000		1999
	Period End	Average	Period End	Average	Period End	Average
Flat Glass	10,929	10,954	11,120	10,916	9,558	9,439
Glass Containers	11,195	11,243	10,764	11,414	11,510	12,123
Glassware	4,669	4,748	5,157	5,278	5,147	5,290
Acros Whirlpool	5,815	5,894	5,989	5,730	5,386	5,384
Corporate Offices	770	786	785	839	934	1,046
Total	33,378	33,625	33,815	34,177	32,535	33,282

The following table sets forth, for the periods indicated, our employees by geographic location:

Business Unit	2001		2000		1999
	Period End	Average	Period End	Average	Period End	Average
Mexico	27,381	27,974	28,400	28,891	28,063	28,761
U.S.A.	3,190	3,240	3,280	3,067	2,364	2,321
Rest of the world	2,807	2,411	2,135	2,219	2,108	2,200
Total	33,378	33,625	33,815	34,177	32,535	33,282

The principal variation in our employee's base was in April 2000, due to the acquisition of Harding Glass by the Flat Glass business unit, in May 2001, we acquired Cristalglass, which at December 31, 2001, had 466 employees

Relation with labor unions

In Mexico, all of our workers (others than workers performing excluded function) are currently affiliated with labor unions. Labor relations in each production facility in Mexico are governed by separate collective bargaining agreements, executed between the relevant subsidiary and a union selected by the employees of the relevant facility. The terms of the collective bargaining agreements are renegotiated every two years, except for wages, which are negotiated on a yearly basis. For over 60 years, we have not had any strikes that materially affected our overall operations in Mexico, and management believes that it has a good relationship with its employees.

Share ownership.

The following table presents information regarding the beneficial ownership of our share capital as of March 14, 2002, date of our stockholders meeting, by our directors and our senior management:

Name

Share Ownership (1)
		Granted Options	Initial Exercise Price	Adjusted Excercise Price	Expiration Date
Adrian Sada Gonzalez	5.01%	90,400	13.00	13.00	March 2008
		168,750	14.88	15.92	March 2009
		215,000	11.00	11.00	June 2010
		137,500	8.27	8.27	March 2011
Adrian Sada Trevino	13.45%	75,000	13.00	13.00	March 2008
Federico Sada Gonzalez	4.97%	90,400	13.00	13.00	March 2008
		168,750	14.88	15.92	March 2009
		215,000	11.00	11.00	June 2010
		137,500	8.27	8.27	March 2011
Tomas Gonzalez Sada	*	----	----	----	----
Andres A. Yarte Cantu	*	----	----	----	----
Dionisio Garza Medina	*
Gustavo Madero Munoz	*	----	----	----	----
Roberto Mendoza	*	----	----	----	----
Carlos Represas	*	----	----	----	----
Jaime Serra Puche	*	----	----	----	----
Lorenzo Zambrano	*	----	----	----	----
Carlos Munoz	*	----	----	----	----
Joaquin Vargas	*	----	----	----	----
Alejandro Garza Laguera	*	----	----	----	----
Raul Rangel Hinojosa	*	----	----	----	----
Luis Nicolau	*	----	----	----	----
Jose Domene	*	90,000	8.27	8.27	March 2011
Alfonso Gomez Palacio	*	54,300	13.00	13.00	March 2008
		75,000	14.88	15.92	March 2009
		60,000	11.00	11.00	June 2010
		32,500	8.27	8.27	March 2011
Fernando Flores	*	13,300	13.00	13.00	March 2008
		60,000	14.88	15.92	March 2009
		75,000	11.00	11.00	June 2010
		40,000	8.27	8.27	March 2011
Roberto Rubio	*	48,200	13.00	13.00	March 2008
		75,000	14.88	15.92	March 2009
		90,000	11.00	11.00	June 2010
		47,500	8.27	8.27	March 2011
Gonzalo Escamez	*	36,200	13.00	13.00	March 2008
		60,000	14.88	15.92	March 2009
		80,000	11.00	11.00	June 2010
		40,000	8.27	8.27	March 2011

* Beneficially owns less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All such shares have the same voting rights as the shares owned by any other shareholder.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders.

As of June 16, 2002, Vitro had 324 million outstanding common voting shares, of which (i) 24.7 million common shares, which we consider for accounting purposes as treasury stock, were held by the Stock Option Trust and (ii) 25.6 million common shares were held as treasury stock. Vitro has one class of American Depositary Shares ("ADSs") registered pursuant to the Securities Act. ADSs are evidenced by American Depositary Receipts ("ADRs"), each representing three Ordinary Participation Certificates. Each Ordinary Participation Certificate represents one common share of Vitro. As of May 1, 2002 there were 25.2 million ADSs outstanding (representing 75.7 million common voting shares of Vitro). Vitro's ADRs are issuable by Citibank, N.A. pursuant to a deposit agreement.

The following table discloses our major shareholders. These shareholders do not have any different or special voting rights when compared with the rest of our shareholders.

Name	Shares outstanding	% of ownership(1)
Mr. Adrian Sada Trevino(2)	18,470,423(3)	6.69%
Mrs. Maria Nelly Gonzalez de Sada(2)	18,650,011(3)	6.76%
Mr. Adrian Sada Gonzalez	13,825,654	5.01%
Pension Plan Trust	39,150,000	14.18%

(1) In order to calculate the ownership percentage, we have used as denominator the total number of outstanding shares minus the number of shares held as treasury stock, which as of June 16, 2002 were 47,981,734 shares, including the shares held by the Stock Option Trust.
(2)In aggregate, they hold 13.45%.
(3)The number of shares owned by Mr. and Mrs. Sada's children,Mr. Federico Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their children's spouses and their grandchildren, is not included. Mr. Federico Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their spouses and their children own an aggregate of 32,151,366 shares, representing 11.65% of the total outstanding shares.

Item 8. Financial Information

Consolidated Statements and Other Financial Information.

Consolidated Financial Statements. See "Item 18. Financial Statements"

Export sales

The following table sets forth, for the periods indicated, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries:

	Flat Glass	Acros Whirlpool		Glass Containers
			Glassware		Consolidated
2001
Total sales	Ps.10,610	Ps.5,960	Ps.2,585	Ps.9,149	Ps.28,190
Domestic sales	3,460	3,947	1,835	5,845	14,968
Export sales	2,474	2,013	750	2,296	7,533
Foreign Subsidiaries	4,676	0	0	1,008	5,689

2000
Total sales	Ps.10,536	Ps.5,784	Ps.2,967	Ps.9,406	Ps.28,631
Domestic sales	3,546	4,054	2,097	6,114	15,734
Export sales	2,817	1,730	870	2,342	7,759
Foreign Subsidiaries	4,173	0	0	950	5,138

1999
Total sales	Ps.10,056	Ps.5,587	Ps.2,764	Ps.10,327	Ps.28,599
Domestic sales	3,507	3,703	1,964	6,993	16,052
Export sales	3,164	1,884	800	2,276	8,124
Foreign Subsidiaries	3,385	0	0	1,059	4,423

Dividend Policy

Stockholders holding the majority of the voting stock, at an ordinary shareholders' meeting, determines whether dividends are to be paid and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of the Board of Directors. Vitro's Board of Directors, taking into account the Vitro's financial condition and the terms of the stockholders' approval, generally determines the timing for the payment of the dividends formally declared by the corresponding ordinary shareholders meeting.

Significant Changes

There are no significant changes in our financial information since the date of our annual financial statements.

Item 9. The Offer and Listing.

Offer and listing details.

Vitro is registered as a public company in Mexico. Vitro shares are registered in the Mexican Stock Exchange and in the New York Stock Exchange through ADSs.

The following tables show information regarding the quoted peso price of our common shares on the Mexican Stock Exchange and of our ADS in U.S. dollars traded in the New York Stock Exchange. There is no public market outside of Mexico for our common shares.

Annual high and low quoted prices per common share in the Mexican Stock Exchange and per ADS in the New York Stock Exchange:

Year	Nominal Pesos Per Common Share (1) Mexican Stock Exchange		U.S. dollars Per ADS (2) Mexican Stock Exchange
	High	Low	High	Low
1996	Ps. 20.45	Ps. 12.70	$ 8.38	$ 4.63
1997	42.60	14.10	16.38	5.38
1998	35.90	11.50	13.38	3.25
1999	23.10	11.90	7.50	3.50
2000	17.00	6.60	5.81	2.00
2001	11.30	6.96	3.50	2.14

(1) Source: Infosel
(2) Source: Infosel

Quarterly high and low quoted prices per Common Share in the Mexican Stock Exchange and per ADS in the New York Stock Exchange:

Year	Nominal Pesos Per Common Share (1) Mexican Stock Exchange		U.S. dollars Per ADS (2) Mexican Stock Exchange
	High	Low	High	Low
2000
First Quarter	Ps.17.00	Ps.12.18	$5.81	$3.94
Second Quarter	14.50	10.40	4.83	3.00
Third Quarter	12.50	8.32	3.88	2.56
Fourth Quarter	9.10	6.60	3.00	2.00
2001
First Quarter	Ps.11.30	Ps.7.40	$3.50	$2.38
Second Quarter	9.90	8.09	3.02	2.17
Third Quarter	9.60	7.52	3.10	2.34
Fourth Quarter	8.20	6.96	2.45	2.14
2002
First Quarter	Ps.9.58	Ps.6.60	$3.22	$2.08

(1) Source: Infosel
(2) Source: Infosel

Monthly high and low quoted prices per Common Share in the Mexican Stock Exchange and per ADS in the New York Stock Exchange:

Year	Nominal Pesos Per Common Share (1) Mexican Stock Exchange		U.S. dollars Per ADS (2) Mexican Stock Exchange
	High	Low	High	Low
2001
December	Ps.7.50	Ps.6.96	$2.25	$2.14
2002
January	8.06	6.60	2.65	2.08
February	9.58	7.29	3.22	2.25
March	9.40	8.78	3.10	2.93
April	11.60	8.85	3.75	2.93
May	14.50	11.30	4.61	3.45
As of June 27	12.90	10.00	4.03	3.15

(1) Source: Infosel
(2) Source: Infosel

Markets.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place electronically through the centralized automated system of the Exchange, which is open each business day between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Most transactions in listed Mexican securities take place through the Mexican Stock Exchange. Trades on or off the Mexican Stock Exchange involving ten percent or more of an issuer's outstanding capital stock must be reported to the Comision Nacional Bancaria y de Valores ("CNBV"), which in turn must notify the Mexican Stock Exchange of such trade. Directors, officers and other insiders must report to the CNBV any and all transactions under taken with respect to securities of the issuer with which they are related. In addition, directors, officers and other insiders holding stock representing 5% or more of the outstanding capital stock of the related issuer, may not buy and /or sell such stock, within a period of three months considered from the date of the last purchase and/or sale.

The Mexican Stock Exchange publishes a daily official price list (Boletin Diario de Precios y Cotizaciones) that includes price information on each listed security traded that day. The Mexican Stock Exchange operates a system of automatic temporary suspension of trading in shares of a particular issuer as a mean of controlling excessive price volatility. Each day a price band is established, with upper and lower limits, which is initially the day's opening price. If during the day a bid or offer is accepted at a price outside this band, trading in the shares is automatically suspended for one hour. Suspension periods in effect at the close of trading are not carried over to the next trading day. Our common shares as well as other Mexican securities publicly traded in the United States, however, are not subject to the above-described temporary suspension of trading rules dictated by the Mexican Stock Exchange. In addition, the Mexican Stock Exchange may also suspend trading of a security, including securities not subject to the automatic suspension systems, for up to five days if it determines that disorderly trading is occurring with respect to such security, which may be extended beyond five days if so approved by the CNBV.

Trading in New York Stock Exchange

Since November 19, 1991 our American Depositary Shares (the "ADSs") have been listed on the New York Stock Exchange ("NYSE"). Since May 6, 1992, each ADS represents three Ordinary Participation Certificates (each a "CPO") issued by Nacional Financiera ("Nafin"), as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents financial interests, but does not grant voting rights, in one ordinary share, without par value (a "Common Share"), of Vitro held in the CPO Trust. The ADSs are evidenced by American Depositary Receipts (the "ADRs"). ADRs evidencing ADSs may be issued by Citibank, N.A., as depositary (the "Depositary") pursuant to the Deposit Agreement, dated as of November 26, 1991 (the "Deposit Agreement"), among Vitro, the CPO Trustee, the Depositary and all registered holders from time to time of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

As of June 15, 2002, approximately 5% of the outstanding shares of Vitro were publicly held through CPOs in the Mexican Stock Exchange and approximately 23% of the outstanding shares were publicly held through ADRs (in turn representing CPOs) in the New York Stock Exchange. Holders of ADRs and CPOs have no voting rights with respect to the underlying shares, but have all economic rights relating to those shares. Pursuant to the Trust Agreements dated November 24, 1989, and November 28, 1990, Nafin, as trustee for both trusts, is required to vote the shares held pursuant to such trusts in the same manner as the majority of the shares that are not so held and that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADRs are not able to exercise voting or other rights granted to minorities. However, if a Mexican holder would acquire CPOs, it may request from the trustee the cancellation of such CPOs and receive the equivalent number of shares.

Item 10. Additional Information.

Memorandum and articles of association.

Certain information is set forth below concerning Vitro's capital structure, as well as a brief summary of certain significant provisions of Vitro's by-laws and applicable Mexican law. This description does not purport to be complete and is qualified by reference to the by-laws of Vitro and provisions of applicable Mexican law.

General Information and Corporate Purpose

Vitro was incorporated on August 27, 1936 as a company (sociedad anonima) formed under the laws of Mexico, under the name of Fomento de Industria y Comercio, S.A. The incorporation deed was registered in the Public Registry of Commerce on October 3, 1936. On May 9, 1980, the company changed its corporate name to Vitro, S. A. and the deed pursuant to which its name was changed, was registered in the Public Registry of Commerce on June 9, 1980. The company adopted the variable capital form on March 30, 1998, and the corresponding deed was registered with the Public Registry of Commerce on April 1, 1998.

Vitro's corporate domicile is San Pedro Garza Garcia, State of Nuevo Leon, Mexico and its principal administrative office is located at Ave. Ricardo Margain Zozaya # 400, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Vitro's principal corporate purposes are (i) to issue, and sell stock, bonds, debentures or other securities, (ii) hold and manage shares issued by its subsidiaries (iii) to render services and perform promotion, enhancement and restructuring studies and analyses for its own subsidiaries, and (iv) in general, to enter into and execute agreements, negotiable instruments, guarantees, loans, credit transactions and any other related transactions needed to fulfill its own corporate purpose.

Vitro is required to have a portion of its capital that is fixed (which must represent at least 1/11th of all of its outstanding shares of capital stock) and may have variable capital (which may not exceed ten times the amount representing the fixed portion of its capital stock). Both the fixed and the variable portion of the capital stock of Vitro, is required to be represented by Series "A" shares. There is no other Series of shares.

Pursuant to Vitro's by-laws, shares may only be held by Mexican investors under applicable Mexican Law. However, non-Mexican investors may acquire financial interest (i.e. economic, but no voting rights) in Series "A" shares through CPOs. See "Description of CPOs".

Vitro has not issued shares representing the variable portion of its capital stock and the outstanding fixed portion of its capital stock consists of Ps. 298,380,000.00, represented by 298,380,000 Series "A" shares, without par value. Neither Vitro nor any of its subsidiaries may own shares representing the capital stock of Vitro, although Vitro may repurchase its own shares. See "Other Provisions".

Any acquisition of Series "A" shares by non-Mexican investors in violation of Vitro's corporate charter would be null and void.

Registration and Transfer

Share certificates in registered form evidence shares. Stockholders of Vitro may hold their shares in the form of physical certificates or indirectly through institutions that have an account with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, wich we refer to as "Indeval". Brokers, banks or other entities approved by the CNBV (collectively, "Indeval Participants") may maintain accounts at Indeval. Vitro maintains a registry of stockholders who have either received physical certificates evidencing shares or are holding such shares through Indeval or an Indeval Participant. Only persons listed in such registry and persons holding statements issued by Indeval directly or coupled with corporations issued by Indeval Participants evidencing ownership, would be recognized as stockholders of Vitro.

Voting Rights; Stockholders' Meeting; Certain Minority Rights

Each Series "A" share entitles the holder thereof to one vote at any general meeting of the stockholders of Vitro. Holders of CPOs are not entitled to vote the Series "A" shares underlying such CPOs. See "Description of CPOs".

General stockholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Ley General de Sociedades Mercantiles (the "Mexican Companies Law"), including amendments to the by-laws, anticipated dissolution, merger and transformation from one type corporate entity to another and increases or decreases affecting the fixed portion of Vitro's capital stock. General meetings called to consider all other matters, including increases and decreases affecting the variable portions of Vitro's capital stock, are ordinary meetings.

An annual general ordinary stockholders' meeting must be held at least once a year, within the four months following the end of the prior fiscal year. The annual general ordinary stockholders' meeting is held (i) to consider, and, if applicable, approve the board of directors' annual report to the stockholders, regarding Vitro's prior year's results and performance, which reflects the performance and results of the companies in which Vitro holds more than 50% of the outstanding stock and/or those in which Vitro has an investment that exceeds 20% of Vitro's net worth, including the approval of the financial statements for the preceding fiscal year, (ii) to elect directors (and, if applicable, alternate directors) and the statutory auditor and (iii) to determine the distribution of the profits, if any, for the preceding year. At any such general ordinary stockholders' meeting, any stockholder or group of stockholders representing 10% or more of the outstanding Series "A" shares has the right to appoint one director and one alternate director, if applicable. The stockholders establish the number of directors at each annual ordinary meeting.

The quorum for an ordinary general meeting convened at the first call is at least 50% of all outstanding shares entitled to vote at such meeting and action may be taken by holders of a majority of all shares present at such meeting. If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of shares present, and action may be taken by a majority of the shares present at such meeting. The quorum for an extraordinary general meeting convened at the first call is 75% of all outstanding shares entitled to vote at such meeting. If a quorum is not present, a subsequent meeting may be called at which 50% of all outstanding shares constitute a quorum. Whether on first or subsequent calls, actions at an extraordinary general meeting may be taken only by holders of at least 50% of the outstanding shares, except for the cancellation of the registration of Series "A" shares with the Securities Section of the Registro Nacional de Valores e Intermediarios, which we refer to as "RNVI" maintained by the CNBV, which action may only be taken by holders of at least 95% of the outstanding shares of the company.

Stockholders' meetings may be called by (i) the board of directors or the statutory auditor, (ii) stockholders representing at least 10% of the outstanding shares entitled to vote at such meeting by requesting the board of directors or the statutory auditor to issue such a call, (iii) a Mexican court in the event the board of directors or the statutory auditor do not comply with a request of the stockholders as described in (ii) above, and (iv) any stockholder if no stockholders' meeting has been held for two consecutive years or if any of the following matters has not been dealt with at such a meeting within such two year period: the annual report of the Board of Directors regarding Vitro's financial statements (and distribution of profits), the appointment of directors and statutory auditors, or the compensation of Vitro's directors and statutory auditors. Notice of meetings must be published in the Official Gazette of the State of Nuevo Leon or in one of the newspapers of wide distribution in Monterrey, Nuevo Leon, at least 15 calendar days prior to a meeting. Only stockholders who have either deposited their shares at the offices of Vitro or are holding statements issued by Indeval, or Indeval Participant and a Mexican bank and present a statement from any such entity indicating ownership by such person, will be admitted as such to a stockholders' meeting. A stockholder may be represented by an attorney-in-fact who holds a duly granted proxy or a power-of-attorney.

Under Mexican law, holders of at least 10% of Vitro's outstanding capital stock entitled to vote on a particular matter may seek to have any shareholder action with respect to such matter set aside, by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or Vitro's by-laws. Relief under these provisions is only available to holders (i) who were entitled to vote on, or whose rights as stockholders were adversely affected by, the challenged shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law, an action for civil liabilities against directors may be initiated by a stockholders' resolution. In the event stockholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be directors. Additionally, stockholders representing not less than 15% of the outstanding shares may directly exercise such action against the directors; provided that (i) such stockholders shall not have voted against exercising such action at the relevant stockholders' meeting and (ii) the claim covers all of the damage alleged to have been caused to Vitro and not merely the damage suffered by the plaintiffs. Any recovery of damage with respect to such actions will be for the benefit of Vitro and not the stockholders bringing the action.

Dividends

At the annual general ordinary stockholders' meting, the board of directors submits the financial statements of Vitro for the previous fiscal year, together with a report thereon by the board, to the stockholders for consideration and approval. The stockholders, once they have approved the financial statements, determine the allocation of Vitro's distributable earnings for the preceding fiscal year. Five percent of Vitro's net income must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of Vitro's then current capital stock (allocation to the legal reserve is determined without reference to inflation adjustment under Mexican GAAP). Thereafter, the remainder of net income is allocated as determined by the stockholders (including the creation of reserves for the repurchase of Shares) and may be distributed as dividends. All Series "A" shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Series "A" shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution. For a description of dividend rights applicable to holders of CPOs, see "Description of CPOs" below.

Liquidation

Upon dissolution of Vitro, one or more liquidators must be appointed by a general extraordinary stockholders' meeting to wind up its affairs. All fully paid and outstanding Series "A" shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid Series "A" shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Variable Capital and Certain Rights to Sell

The fixed portion of Vitro's capital stock may be increased or decreased at a general extraordinary stockholders' meeting. The variable portion of Vitro's capital stock may be increased or decreased in the manner and on the terms authorized by an ordinary stockholders' meeting. Capital increases and decreases must be recorded in Vitro's book of capital variations. The minimum fixed portion of Vitro's capital stock specified in Vitro's by-laws cannot be withdrawn.

Although Vitro only has shares representing the fixed portion of its capital stock outstanding, if Vitro issued variable capital shares, any holder of such shares would have the right to have such shares redeemed. A stockholder who wishes to obtain a total or partial redemption of its shares must notify Vitro in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective al the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

Reimbursement of withdrawn shares is made at the lower of: (i) 95% of the average closing share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective; and (ii) the book value per share as calculated from Vitro's financial statements (as approved at the annual ordinary general meeting) for the fiscal year at the end of which the withdrawal becomes effective. Any such amount to be paid by Vitro becomes due on the day following the annual ordinary general meeting referred to in clause (ii) above.

Preemptive Rights

In the event of a capital stock increase, a holder of issued and outstanding shares has a preferential right to subscribe for a sufficient number of shares to maintain the holder's existing proportional holdings of shares. Preemptive rights must be exercised within 15 days following the publication of the notice of the capital increase in the Official Gazette of the State of Nuevo Leon (Periodico Oficial del Estado) or they will lapse. Under Mexican law, preemptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share.

Stockholders will not have preemptive rights to subscribe for shares issued (i) in connection with mergers, (ii) on the conversion of convertible debentures or (iii) for placement in a public offering, if an extraordinary stockholders' meeting called for such purpose so approves and other requirements specified in Article 81 of the Securities Market Law are satisfied, including obtaining the approval of the CNBV.

Repurchase Obligation

In accordance with Vitro's by-laws, and as prescribed by the CNBV, the controlling stockholders of Vitro are obligated to make a public offer for the purchase of stock to the minority stockholders, in the event that the listing of stock of Vitro with the Mexican Stock Exchange is cancelled, either by resolution of Vitro or by an order of the CNBV. The price at which the stock must be purchased by the majority stockholders is the higher of (i) the average closing quotation price for the 30 trading days prior to the date of the offer or (ii) the book value per share, as reflected in the last quarterly report with the CNBV and the Mexican Stock Exchange. The controlling stockholders are not bound to make such public offer if all the stockholders of Vitro adopt the cancellation of the listing. Such cancellation may only take place upon resolution by holders of at least 95% of the outstanding shares of the company.

Redemption

Shares representing Vitro's capital stock are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings which, in either case must be approved by the stockholders of Vitro. The stock subject to the redemption procedure set forth in (ii) above would be selected by Vitro by lot, or in the case of redemption with retained earnings, by means of a tender offer conducted in the Mexican Stock Exchange, in accordance with the Mexican Companies Law.

Other Provisions

Duration.

Vitro's existence under its by-laws is indefinite.

Purchase by Vitro of its Shares

Vitro may repurchase its shares on the Mexican Stock Exchange at any time at the prevailing market prices. Repurchases may be undertaken by debiting either (i) stockholders' equity or (ii) paid-in capital, in the event the shares are to be maintained as treasury shares, if the repurchase is taken under (i) above, the ordinary stockholders' meeting must approve, for the current fiscal year, the maximum aggregate amount of stockholders' equity that may be used for stock repurchases, provided that such amount shall not exceed the aggregate amount of Vitro's net retained earnings.

Directors' and Stockholders' Conflict of Interest

Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant stockholders' meeting. A stockholder that votes on a transaction in which its interest conflicts with that of Vitro may be liable for damages in the event the relevant transaction would not have been approved without such shareholder's vote.

Under Mexican law, any director who has a conflict of interest with Vitro in any transaction must disclose such fact to the other directors and abstain from voting. Any director who infringes such provisions will be liable for damages. Additionally, the directors and statutory auditors of Vitro may not represent stockholders in the stockholders meetings where any proposal of the board of directors is being considered.

Appraisal Rights

The Mexican Companies Law provides that upon the adoption, at an general extraordinary stockholders' meeting, of any of the resolutions listed below, dissenting stockholders have the right to withdraw from a Mexican company and to compel Vitro to reimburse their shares, subject to the satisfaction of certain terms and conditions. The amount of the reimbursement is determined by the proportion of the tendered shares to the net worth of Vitro as set forth in the financial statements approved at the then most recent stockholder's meeting.

Such withdrawal rights are triggered by resolutions approving changes in Vitro's business purpose, nationality or transformation from one form of corporate organization to another. Dissenting stockholders must perfect their withdrawal rights by making a request to this effect within 15 days following the date on which the meeting adopting the relevant resolution adjourns.

Description of CP0s

The following is a description of certain provisions of (i) the Trust Agreement, dated November 28, 1990, between Nacional Financiera, S.N.C., as grantor and as CPO Trustee, and Vitro, Sociedad Anonima (the "CPO Trust Agreement" or "CPO Trust"), (ii) the public deed, dated November 29, 1990, which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreement and which deed is registered with, and may be examined at, the Public Registry of Commerce of Mexico City, Federal District (Registro Publico del Comercio de la Ciudad de Mexico, D.F.) (the "First CPO Deed"), (iii) the public deed, dated June 24, 1998, which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreement and which deed is registered with, and may be examined at, the Public Registry of commerce of Mexico City, Federal District (Registro Publico del Comercio de la Ciudad de Mexico, D.F.) (the "Second CPO Deed" and, together with the First CPO Deed, the "CPO Deeds"), and (iv) applicable provisions of the Mexican Law of Negotiable Instruments and Credit Transactions ("Ley General de Titulos y Operaciones de Credito," the "Negotiable Instruments Law"). Such description does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreement, the CPO Deeds, and the provisions of Mexican law referred to in this description.

The CPO Trust Agreement established a master trust that enables non-Mexican investors to acquire ordinary participation certificates representing financial interests in shares of Vitro, whose shares may only be purchased and held directly by investors deemed Mexican investors under applicable law pursuant to its by-laws.

The terms of the CPO Trust Agreement were authorized by Official Communication dated November 27, 1990, of the National Commission on Foreign Investment. The CPO Trust Agreement is registered with the National Registry of Foreign Investment in Mexico City ("Registro Nacional de Inversiones Extranjeras"). An Official Communication of the CNBV authorized the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreement.

CPOs, which are negotiable instruments under Mexican law, have been issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreement and the CPO Deeds, and may be released as herein set forth. Each CPO represents financial interests in one Series "A" share of Vitro held in the CPO Trust. Currently, the maximum number of CPOs that can be issued pursuant to the CPO Deeds is 200,000,000. Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such rights are exercisable by the CPO Trustee pursuant to the terms of the CPO Trust Agreement. The CPO Trust Agreement qualifies as a "neutral investment" trust because, among other things, voting rights in respect of the underlying Series "A" shares are exercisable only by the CPO Trustee and not by the holders of the CPOs.

Deposit and Withdrawal of Series "A" Shares

Holders of Series "A" shares of Vitro may transfer Series "A" shares to the account at Indeval of the CPO Trustee, in exchange for CPOs to be delivered by the CPO Trustee, pursuant to the CPO Trust Agreement, to investors deemed non-Mexican investors. All such Series "A" shares will be held in trust by the CPO Trustee in accordance with the terms and conditions of the CPO Trust Agreement. The CPO Trustee (through Indeval) will be, for Vitro's purposes, the holder of such Series "A" shares. Transfer of ownership of Series "A" shares underlying CPOs will be effected through the records maintained by Indeval and institutions that maintain accounts with Indeval.

The CPO Trustee will deliver CPOs in respect of the Series "A" shares transferred as described above. The CPOs are evidenced by a single certificate (the "Global CPO"), which has been issued to and deposited with Indeval, acting as depositary. Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through, records maintained by Indeval and institutions that maintain accounts with Indeval. Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request statements issued by Indeval and Indeval participants evidencing ownership of CPOs. Holders of CPOs that are non-Mexican investors are not entitled to withdraw the Series "A" shares represented by CPOs that are held in the CPO Trust.

Holders of CPOs may sell their CPOs (i) to an investor deemed a non-Mexican investor, in which event the non-Mexican investor will become the transferee of such CPOs, or (ii) to a Mexican investor, in which event the Mexican investor purchaser would be the transferee of the Series "A" shares underlying such CPOs, directly or by keeping such Shares deposited at an account at Indeval maintained thereby or by an Indeval participant and such CPOs will be held (through Indeval by the CPO Trustee pending a new delivery).

Dividends, Other Distributions and Preemptive and Other Rights

Holders of CPOs are entitled to receive the economic benefits corresponding to the Series "A" shares underlying the CPOs, at any time that Vitro's general ordinary stockholders' meeting declares and management pays dividends or makes distributions to stockholders, and to receive the proceeds of the sale of such Series "A" shares at the termination of the CPO Trust agreement. See "Termination of the CPO Trust" below. The CPO Trustee, through Indeval, will distribute cash dividends and other cash distributions received by it in respect of the Series "A" shares held in the CPO Trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. Dividends paid with respect to Series "A" shares underlying CPOs will be distributed to holders by Indeval (including the custodian) on the business day following the date on which Indeval receives the funds on behalf of the CPO Trustee.

If a distribution by Vitro consists of a dividend in Series "A" shares, such Series "A" shares will be transferred to Indeval, on behalf of the CPO Trustee, and held in the CPO Trust and the CPO trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of Series "A" shares received by the CPO Trustee as such dividend. If the maximum amount of CPOs that may be delivered under the CPO Deeds would be exceeded as a result of a dividend in Series "A" shares, a new CPO deed would need to the entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO Deed) may be issued. In the event that the CPO Trustee receives any distribution with respect to Series "A" shares held in the CPO Trust (other than in the form of cash or additional Series "A" shares), the CPO Trustee will adopt such method, as it may deem legal, equitable and practicable to effect the distribution of such property. If Vitro offers, or causes to be offered, to the holders of Series "A" shares, the right to subscribe for additional Series "A" shares, subject to applicable law, the CPO trustee (through Indeval) will offer to each holder of CPOs the right to instruct the CPO Trustee to subscribe for such holder's proportionate share of such additional Series "A" shares (subject to such holders' providing the CPO Trustee (through Indeval) with the funds necessary to subscribe for such additional Series "A" shares). Neither Vitro nor the CPO Trustee is obligated to register such rights, or the related series "A" shares or CPOs, under the Securities Act. If the offering of rights were possible, under applicable law and without registration under the Securities Act, and CPO holders provide the CPO Trustee with the necessary funds, the CPO Trustee (through Indeval) will subscribe for the corresponding number of Series "A" shares, which will be placed in the CPO Trust (to the extent possible), and deliver additional CPOs (through Indeval) in respect of such Series "A" shares to the applicable CPO holders pursuant to the CPO Deeds or, if applicable, through a new CPO deed (which Vitro will deed to enter into).

According to Mexican law, dividends or other distributions and the proceeds from the sale of the Series "A" shares held in the CPO Trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions by the CPO Trustee or ten years from such sale, will become the property of the estate of the Mexican Ministry of Health (Secretaria de Salud).

Changes Affecting Series "A" Shares.

Upon any change in par value, split-up, consolidation or any other reclassification of the Series "A" shares, or upon any merger or consolidation affecting Vitro, the CPO Trustee shall determine whether to execute and deliver additional CPOs to represent any securities that shall be received by the CPO Trustee (through Indeval) in exchange for or in conversion of or in respect of the Series "A" shares held in the CPO Trust, or call for the surrender of outstanding CPOs to be exchanged for new CPOs and to determine, in each case, any required amendments to be made to the CPO Deeds and the CPOs. If as a result of a redemption of Series "A" shares (see "Memorandum and Articles of Association-Redemption"), any Series "A" shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the technical committee (as defined below under "Administration of the CPO Trust"), determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of Series "A" shares held in the CPO Trust so called for redemption), and pay the holders of such CPOs their proportionate share of the consideration paid by Vitro in respect thereof.

Voting of the Series "A" Shares

Holders of CPOs are not entitled to exercise any voting rights with respect to the Series "A" shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust, to vote such Series "A" shares in the same manner as the holders of a majority of the outstanding shares not held in the CPO Trust are voted at the relevant meeting. Because CPOs grant no voting rights to holders thereof, such holders would nothave the benefit of any rights (including minority protection rights) granted under applicable law and the by-laws of Vitro to holders of Series "A" shares.

Administration of the CPO Trust.

Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administrates the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust ("the CPO Technical Committee") consists of five members and their respective alternates. Each of the following appoints one member: the Mexican National Foreign Investment Commission, the Mexican Stock Exchange, the Mexican Association of Securities Brokerage Firms, the Common Representative (as hereinafter defined), and the CPO Trustee. Actions taken by the CPO Technical Committee are required to be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banca Serfin, Sociedad Anonima, Institucion de Banca Multiple, Grupo Financiero Serfin, has been appointed as the common representative of the holders of CPOs (the "Common Representative").

Pursuant to the Negotiable Instruments Law, the duties of the Common Representative include, among others, verifying the due execution and terms of the CPO Trust Agreement, verifying the existence of the Series "A" shares being held in the CPO Trust, authentication, by its signature, of the Global CPO, exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled; undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled, calling and presiding over CPO holders general meetings (a "CPO General Meeting"), and carrying out the decisions adopted therein. The Common Representative may request from the CPO Trusteeall information and data necessary for the performance of its duties. CPO holders, by a resolution adopted at a duly held CPO General Meeting, may (i) revoke the appointment of the Common Representative and appoint a substitute Common Representative, and (ii) instruct the Common Representative to undertake certain actions.

Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs representing Series "A" shares, may request that the Common Representative call a CPO general meeting, including in such request the order of business for such meeting. announcements of CPO general meetings shall be published in the Official Gazette of the Federation and in one of the newspapers with the largest distribution in the domicile of the CPO Trustee (currently Mexico City), ten days in advance of the date scheduled for the CPO General Meeting. Announcements of CPO General Meetings shall include the order of business for such Meetings.

In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request a statement from Indeval, through Indeval participants, not less than two days prior to the date scheduled for such Meeting, and must submit such statement to the institution designated for such purposes in the notice for such Meeting on or before the date prior to the date scheduled for the Meeting. Persons appointed by an instrument in writing as representatives for a holder of CPOs will be entitled to attend CPO General Meetings.

At CPO General Meetings, each holder of a CPO will be entitled to one vote per CPO owned by it. At CPO General Meetings, resolutions must be approved by a vote of the majority of the holders of CPOs present at a CPO General Meeting at which there is a quorum. A quorum at a CPO General Meeting initially is constituted by holders of at least 50% plus one of the total number of CPOs delivered and, if no quorum initially is present, any holders present at a subsequently called CPO General Meeting shall constitute a quorum. Resolutions adopted by the required number of CPO holders at a duly convened CPO General Meeting will bind al CPO holders, including absent and dissident holders.

Certain matters must be approved at special CPO General Meeting at which for the first call 75% of the CPOs delivered must be present and resolutions with respect to such matters must be approved by the holders of 50% plus one of the CPOs represented at such Meeting. Such matters include appointment and revocation of the Common Representative and the granting of consents, waivers or grace periods to the CPO Trustee. If a quorum is not present in respect of a CPO General Meeting discussing any such matters, a subsequent meeting may be called at which action may be taken regardless of the percentage of delivered CPOs represented at such meeting.

Enforcement of Rights of CPO Holders

In accordance whit the Negotiable Instruments Law, CPO holders may, with certain limitations, individually and directly exercise certain rights with respect to CPOs. Such rights include the right to cause the CPO Trustee to distribute dividends or other distributions received by it (directly or through Indeval), to cause the Common Representative to protect the rights to which the CPO holders are entitled and to enforce such rights and to bring action against the Common Representative for civil liabilities in the event of willful misconduct.

Status of CPO Holders

The CPO Trust Agreement and the CPO Deeds provide that any investors deemed a non-Mexican investor acquiring CPOs shall be considered under the CPO trust Agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit its CPOs to the Mexican government. A holder of CPOs is deemed to have invoked the protection of the home government of such holder by, for example, asking such government to interpose a diplomatic claim against the Mexican government with respect to the CPO holders' rights or by bringing suit in its home jurisdiction against the Mexican government with respect to such right. In the opinion of such counsel, CPO holders are not deemed to have waived any of their other rights, including any rights such holder may have under the United States securities laws or pursuant to the terms and provisions of the CPOs.

Termination of the CPO Trust

The CPO Trust Agreement and the CPOs issued under the CPO Deeds will expire 30 years after the date of execution of the CPO Trust Agreement. The CPO Trustee will commence the procedure for the termination of the CPO Trust Agreement 12 months prior to its expiration. At the time of such termination, the CPO Trustee will proceed to sell the Series "A" shares held in the CPO Trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. The CPO Trust, with respect of Vitro's shares, may also be terminated upon a resolution approved by the holders of a majority of the relevant CPOs, at a CPO General Meeting. Notwithstanding the foregoing, the CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

Upon the expiration of the CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the CPO Trust Agreement. There can be no assurances that a new trust Agreement will be executed. In such a case, the Series "A" shares represented by the CPOs owned by any holder who executes the new trust agreement will be transferred by the CPO Trustee to the new trust created pursuant to such new trust agreement and new ordinary participation certificates issued under the new trust agreement will be issued by the trustee and delivered to such holder.

Limitations Affecting ADSs Holders

Each Common Share is entitled to one vote at general shareholders' meetings. Holders of ADRs and CPOs are not entitled to vote the underlying Common Shares. Voting rights with respect to the underlying Common Shares are exercisable only by the CPO Trustee, which is required to vote all such Common Shares in the same manner as the holders of a majority of the Common Shares that are not held in the CPO Trust and that are voted at the relevant meeting.

Vitro's corporate charter prohibits ownership of Common Shares by non-Mexican nationals. Any such acquisition in violation of such provision would be null and void under Mexican law and such Common Shares would be canceled and Vitro's share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in Common Shares through a neutral investment trust such as the CPO Trust.

Material contracts.

There are no material contracts other than contracts entered into the ordinary course of business and/or those discussed throughout this report.

Exchange controls.

Effective November 11, 1991, certain rules dealing with currency conversions were repealed and, as a result, all conversions to pesos from U.S. dollars, formerly required to occur within the controlled exchange market, now occur in the free exchange market.

Since then, the value of the peso has been subject to significant fluctuations with respect to the dollar and may be subject to significant fluctuations in the future. In 1994, a major devaluation of the peso relative to the dollar increased the exchange rate from Ps. 3.47 per U.S. dollar at December 19, 1994 to Ps. 5.00 per U.S. dollar at December 31, 1994. Between December 31, 1994 and December 31, 1995, the peso further depreciated to Ps. 7.74 per U.S. dollar. In 1996 and 1997, the peso stabilized relative to the U.S. dollar, depreciating only 1.8% and 2.4%, respectively. During 1998, the peso devalued from Ps. 8.07 per U.S. dollar at the end of 1997 to Ps. 9.90 per U.S. dollar at the end of 1998. In 1999, the Mexican peso appreciated from Ps. 9.90 per U.S. dollar at the beginning of 1999 to Ps. 9.50 per U.S. dollar at the end of 1999. In 2000, the Mexican peso depreciated from Ps. 9.50 per U.S. dollar at the beginning of 2000 to Ps. 9.61 per U.S. dollar at the end of 2000, a total depreciation of 1.16% against the U.S. dollar. During 2001, the Mexican pesos appreciated from Ps.9.6098 at the end of 2000 to Ps. 9.1695 at the end of 2001, a total appreciation of 4.58% against the U.S. dollar.

Additionally, from time to time, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves, that have affected the value of the Mexican peso relative to other currencies. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to dollars, it has done so in the past and may do so in the future.

Any such exchange rate fluctuations or restrictive exchange control policy could adversely affect our ability to make payments in dollars, and could also have a material adverse effect on our financial condition and results of operations.

Taxation.

Mexican Taxes

The following general summary of Mexican taxes is based on Mexican federal tax laws in force on the date of this Form 20-F, which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Mexican law of the purchase, ownership and sale of ADSs, CPOs, Common Shares or Vicap Notes (See "Item 5. B. - Liquidity and Capital Resources - Description Of Our Indebtedness - Vicap Notes) by individuals or corporations non-residents of Mexico.

Each prospective investor should consult its tax adviser as to the Mexican, United States, or other tax consequences of an investment in, the ownership of, and the disposition of, ADSs, CPOs, common shares, or Vicap Notes, including the effects of any foreign, state or local tax laws.

ADSs, CPOs and Common Shares

Effective June, 2001 a new rule was issued by the Ministry of Finance and Public Credit under which payments of dividends, either in cash or any other form, paid with respect to ADSs, CPOs or Common Shares to a non-resident of Mexico will be subject to a withholding tax equal to 5% of the amount of dividends paid.

Gains realized by non-residents of Mexico resulting from the sale of Common Shares, CPOs or ADSs sold through an authorized stock exchange (such as the Mexican Stock Exchange or the New York Stock Exchange) or broad-based market in any country, as determined by the general rules issued therefore by the Ministry of Finance and Public Credit (an "Authorized Stock Exchange Market") are exempt from Mexican Federal withholding tax. However, if the sale of the Common Shares, CPOs or ADSs by a non-resident of Mexico is not made through an Authorized Stock Exchange Market, the transaction will be subject to Mexican federal withholding tax at a rate of 20% of the gross sales price. However if the seller is a resident of a country not-deemed a tax-heaven under Mexican Law, and the seller appoints a representative in Mexico for income tax purposes related to such sale, the seller has the option to pay Mexican federal income tax at a rate of 40% of the gain on the sale.

Notwithstanding the foregoing, according to the Tax Treaty (as defined below), gains obtained by a resident of the United States for tax from the sale of stock of the Company (such as our Common Shares, CPOs and ADSs), may only be taxed in Mexico if the recipient of the gain, during the 12-month period preceding such sale, had a participation, directly or indirectly, of at least 25% in our capital; otherwise such gain will not be taxed in Mexico.

Deposits and withdrawals of CPOs in exchange for ADSs will not be subject to Mexican federal withholding tax. There are no Mexican indebtedness taxes imputable to the ownership, transfer or dispositions of Common Shares, CPOs or ADSs.

Vicap Notes.

This summary of certain Mexican federal tax considerations deals only with holders of Vicap Notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or a fixed base in Mexico (a "Foreign Holder"). For purposes of Mexican taxation, and individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it has been established under Mexican Law or if it maintains the principal administration of its subsidiaries or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such individual can demonstrate otherwise. If an individual or entity has a permanent establishment or fixed base in Mexico, such permanent establishment or fixed base will be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base in accordance with applicable tax law.

Taxation of Interest and Principal. Under Mexican law, payments of interest (including original issue discount, which is deemed to be interest) made by the Issuer or the Guarantor in respect of the Vicap Notes to a Foreign Holder are generally subject to a Mexican withholding tax assessed at a rate of 10% given that the Vicap Notes are registered with the Special Section of the Registry maintained by the CNBV.

Pursuant to Mexican law, payments of interest made by the Issuer or the Guarantor in respect of the Vicap Notes to a Foreign Holder are subject to a reduced 4.9% Mexican withholding tax rate (the "Reduced Rate") because the Vicap Notes are registered with the Special Section of the National Registry maintained by the CNBV if (i) we comply with the information requirements specified from time to time by the Ministry of Finance and Public Credit and (ii) the effective beneficiaries of the interest payments are parties not deemed related to us, as defined under applicable law.

Apart form the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty (as defined below), Mexican withholding tax rate is reduced to 4.9% (the "Treaty Rate") for certain holders that are resident of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein.

Payments of interest made by the Issuer or the Guarantor with respect to the Vicap Notes to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that (i) any such fund is duly organized pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country and (iii) is registered with the Ministry of Finance for tax purposes.

Each of the Issuer and the Guarantor has agreed, subject to specified exceptions and limitations, to pay additional amounts to the holder of the Vicap Notes in respect of the Mexican withholding taxes mentioned above.

Holders or beneficial owners of Vicap Notes may be requested by the Issuer or the Guarantor to provide certain information or documentation necessary to enable the Issuer or the Guarantor, to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of the Issuer or the Guarantor, as appropriate, to pay additional amounts will be limited.

Under Mexican law, a Foreign Holder is not subject to any Mexican taxes in respect of payments of principal not in excess of the issue price made by the Issuer or the Guarantor, with respect to the Vicap Notes.

Taxation of Dispositions. Capital gains resulting form the sale or disposition of the Vicap Notes by a Foreign Holder are not subject to Mexican income or other taxes.

Transfer and Other Taxes. There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Vicap Notes. A Foreign Holder of a Vicap Note is not liable for Mexican estate, gift, inheritance or similar tax with respect to the Vicap Notes.

United States Taxes.

ADSs, CPOs and Common Shares

The following summary of United States federal income taxes is based on United States federal income tax laws in force on the date of this Form 20-F. It describes the principal United States federal income tax consequences of the purchase, ownership and sale of ADSs (which are evidenced by ADRs) or CPOs by a citizen, resident or corporation of the United States as the case may be ("U.S. Holder"). It is not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership and sale and does not address tax consequences to special persons such as tax-exempt entities and corporations owning at least 10% of our stock. Investors should consult their tax advisors with respect to the tax consequences of the purchase, ownership and sale of ADSs or CPOs, including consequences under state and local tax laws.

Taxation of Cash Dividends and Distribution of Stock. For United States federal income tax purposes, U.S. Holders of ADSs or CPOs generally will be treated as the owners of the underlying Common Shares. Dividends paid with respect to the Common Shares represented by ADSs or CPOs will be includable in the gross income of a U.S. Holder as ordinary income when the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"), and will be treated as foreign source dividend income. Dividends paid in pesos will be included in income in a U.S. dollar amount based on the exchange rate on the date such dividends are paid by Vitro.

Distributions of Common Shares to the CPO Trustee with respect to its holdings of Common Shares and distributions of CPOs and ADSs to U.S. Holders with respect to their holdings of CPOs and ADSs, as the case may be ("Old Stock"), that are pro rata with respect to their holdings of Old Stock will generally not be subject to United States federal income tax (except with respect to cash received in lieu of fractional Common Shares, CPOs and ADSs). The basis of the CPOs and ADSs so received will be determined by allocating the U.S. Holder's adjusted basis in the Old Stock between the Old Stock and the CPOs and ADSs so received.

Taxation of Capital Gains A U.S. Holder that holds ADSs or CPOs as capital assets will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of such ADSs or CPOs in an amount equal to the difference between such U.S. Holder's basis in the ADSs or CPOs and the amount realized on their disposition. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 28% (rather than 39.6%). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or CPOs generally should constitute gains or losses from sources within the United States.

Deposits and withdrawals by U.S. Holders of CPOs in exchange for ADSs and of ADSs in exchange for CPOs will not be subject to any United States federal income tax.

Vicap Notes.

This summary of certain United States federal income tax considerations deals principally with United States Holders (as defined below) that hold Vicap Notes as capital assets and whose functional currency is the United States dollar. This summary generally does not address the tax treatment of United States Holders that may be subject to special rules, such as banks, insurance companies, dealers in securities, or persons that hold the Vicap Notes as a position in a "straddle" for tax purposes or as part of a "synthetic security" or "conversion transaction" or other integrated investment comprised of the Vicap Notes and one or more other investments, nor does it address the tax treatment of United States Holders that do not acquire Vicap Notes at their issue price as part of the initial distribution. As used under this section "Taxation", the term "United States Holder" means a beneficial owner of a Note that is, for United States income tax purposes, a citizen or resident of the United States or a United States domestic corporation or that otherwise are subject to United States federal income taxation on a net income basis on its worldwide income.

Taxation of Interest and Additional Amounts. A United States Holder should treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes, determined utilizing the appropriate Mexican withholding tax rate applicable to the United States Holder) as ordinary interest income in respect of the Vicap Notes. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder are treated as foreign income taxes eligible for credit against such United States Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder's taxable income. Interest and additional amounts constitute income from sources without the United States for foreign tax credit purposes. Such income generally constitutes "high withholding tax interest" for U.S. foreign tax credit purposes unless and until the Mexican withholding tax rate applicable to the United States Holder is imposed at a rate below 5% (such as during any period in which the Reduced Rate is in effect, as well as when the Treaty Rate is further reduced to 4.9%), in which case such income generally constitutes "passive income" or in the case of certain United States Holders, "financial services income".

The Issuer and Guarantor do not intend to treat the possibility of an optional redemption or repurchase of the Vicap Notes as giving rise to any accrual of "original issue discount" or recognition of ordinary income upon redemption, sale or exchange of a Note. Holders may wish to consider that United States Treasury Regulations regarding the treatment of certain contingencies were recently issued and may wish to consult their tax advisers in this regard.

The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a United States Holder's particular circumstances. United States Holders should consult their own tax advisers regarding the availability of foreign tax credits and the treatment of Additional Amounts.

A holder or beneficial owner of Vicap Notes that is, for U.S. federal income tax purposes, a foreign corporation or a nonresident alien individual (a "Non-U.S. Holder") generally are not subject to United States federal income or withholding tax interest income or Additional Amounts earned in respect of Vicap Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Dispositions. Gain or loss realized by a United States Holder on the sale, redemption or other disposition of Vicap Notes generally are long-term capital gain or loss if, at the time of the disposition, the Vicap Notes have been held for more than one year. Gain realized by a United States Holder generally is treated as from sources within the United States for U.S. foreign tax credit purposes. A Non-U.S. Holder of Vicap Notes are not subject to United States federal income or withholding tax on gain realized on the sale or other disposition of Vicap Notes unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States generally for 183 days or more in the taxable year of the sale and certain other conditions are met. However, the number of days present in the United States can be as little as 31 days under some circumstances. Each Non-U.S. Holder should consult their own tax adviser regarding their status as a nonresident alien individual.

United States Backup and Information Reporting. If certain holders of a Note (including, in particular, Non-U.S. Holders and non-corporate United States Holders) receive payment through the offices or agencies of the Issuer or the Guarantor in the United States, such holders are subject to backup withholding and information reporting unless appropriate certifications are provided as required by applicable law. Such holders should consult their tax advisers regarding the application of information reporting and backup withholding to their particular situations. On October 6, 1997, the IRS issued final regulations relating to backup withholding and information reporting that unifies current certification procedures and forms and clarifies reliance standards (the "Final Regulations"). The Final Regulations generally will be effective for payments made after December 31, 1999. Potential investors should consult their own tax advisors concerning possible changes in their documentation requirements under the Final Regulations in respect of an investment in the Vicap Notes.

Tax Treaties

A Convention for the Avoidance of Double Taxation and a Protocol thereto (the "Tax Treaty") between the United States and Mexico became effective on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain United States holders of Notes are included above. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. In addition, Mexico has in effect similar tax treaties with Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Italy, Japan, Korea, Netherlands, Norway, Spain, Singapore, Sweden, Switzerland, the United Kingdom, Chile, Ecuador, Ireland, Israel and Venezuela.

Dividends and paying agents.

Owners of ADSs and CPOs are entitled to receive any dividends payable in respect of the Common Shares underlying such ADSs and CPOs. However, those owners are not entitled to vote the underlying Common Shares with respect to the approval of such dividends. Cash dividends will be paid to the CPO Trustee in pesos and, with respect to CPOs on deposit with the Depositary, such dividends will be paid by the CPO Trustee to the Depositary in pesos.

Documents on display.

Vitro is subject to the informational reporting requirements of the United States Securities and Exchange Act of 1934, as amended, and files with the Securities and Exchange Commission ("SEC"):

  Annual reports;
  Certain other reports that it makes public under Mexican law, files with the Mexican Stock Exchange or distributes to shareholders; and

  Other information.

You may read and copy any reports or other information that Vitro files at the SEC's public reference room al 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Please call SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, material filed by Vitro may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, Vitro is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC and its officers, directors and principal shareholders will be exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from Vitro by requesting them in writing or by telephone at the following addresses:

Vitro, S.A. de C.V.

Av. Ricardo Margain Zozaya 440 Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico

Attention: Investor Relations Department

Telephone number: (52-81) 8863-12-00

You may obtain additional information about Vitro through its web site al www.vitro.com

The information contained therein is not part of this annual report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our business activities require that we hold or issue financial instruments, principally debt obligations in pesos or in U.S. dollars, that expose us to market risk caused by movements in interest rates or currency exchange rates. To hedge these risks, we utilize derivative instruments. All financial instruments held by us are for purposes other than trading.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations, most of which bear interest at floating rates. We periodically enter into interest rate swap agreements to hedge future interest payments under floating rate debt.

The table below provides information as of December 31, 2001 regarding our debt obligations that are sensitive to changes in interest rates. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are LIBOR and the Mexican Certificados de la Tesoreria de la Federacion ("CETES") rates that match the remaining life of the instrument. In the case of interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under each contract.

	Expected Maturity Date
	(Millions of constant pesos as of December 31, 2001, except for percentages)
	2002	2003	2004	2005	2006	There after	Total	Fair Value
Fixed rate debt (1):
Dollar-denominated	Ps. 1,605	Ps. 41	Ps. 179	Ps. 29	Ps. 989	Ps. 2,200	Ps. 5,043	Ps. 4,589
Weighted average interest rate	10%	5%	6%	5%	7%	11%	9%

Floating rate debt (2):
Dollar-denominated	Ps. 789	Ps. 2,214	Ps. 952	Ps. 535	Ps. 672	Ps. 3	Ps. 5,165	Ps. 5,165
Weighted average interest rate (3)	4%	4%	5%	5%	6%	6%	5%

Peso-denominated			Ps. 310				Ps. 310	Ps. 310
Weighted average interest rate (4)			10%				10%	10%

UDI-denominated	Ps. 52	Ps. 52	Ps. 52	Ps. 52	Ps. 8		Ps. 217	Ps. 217
Weighted average interest rate (5)	9%	9%	9%	9%	9%		9%

(1)   Fixed interest rates are weighted averages as contracted by Vitro and its subsidiaries.
(2)   Floating interest rates are based on market rates as of December 31, 2001 plus the weighted average spread for Vitro and its subsidiaries.
(3)   Market rates for U.S. dollar-denominated debt are based on the LIBOR curve.
(4)   Market rates for Peso-denominated debt are based on the CETES and TIIE and assume a flat yield curve (there is no long-term yield curve in Mexican pesos).
(5)   Based on the pesos-per-UDI value published by Banco de Mexico in the Official Gazette of the Federation, which in turn, is based on the INPC.

	Expected Maturity Date
	(Millions of constant pesos as of December 31, 2001, except for percentages)
	2002	2003	2004	2005	2006	There-after	Total	Fair Value
Interest Rate Swaps
Interest rate swaps variable to fixed	Ps. 336				Ps. 6,586		Ps. 6,922
Average pay rate	8.57%				6.19%		6.30%
Average receive rate	5.66%				5.65%		5.65%
Fair value of interest rate swaps								$4.70

Exchange Rate Risk

We periodically enter into currency swap agreements to mitigate our exposure to inflation in Mexico. The table below provides information as of December 31, 2001 regarding our debt obligations that are sensitive to inflation in Mexico. We utilize currency exchange swaps to exchange UDI-denominated debt for U.S. dollar-denominated debt.

	Expected Maturity Date
	(Millions of constant pesos as of December 31, 2001, except for U.S. dollars)
	2002	2003	2004	2005	2006	There-after	Total	Fair Value
Currency Exchange Swaps
UDI-denominated (1)	110		50		355		515
Currency liabilities	Ps. 336		Ps. 153		Ps. 1,085		Ps. 1,574
Nominal amount (2)	$33.40		$15.20		$107.90		$156.50
Fair value of currency swaps								$137.00

(1)In millions of UDIs represented by notes issued by Vitro in the Mexican Stock Exchange.
(2)In millions of U.S. dollars.

Natural Gas Price Risk

Natural gas is the principal fuel consumed by our glass furnaces. We intend to enter into natural gas purchase contracts for hedging purposes only, and we will designate them as cash flow hedges to cover our anticipated natural gas requirements. Accordingly, these natural gas hedges will be purchases in the ordinary course of business, and thus, not subject to derivative accounting.

As of December 31, 2001, we maintained hedges on the price of natural gas for approximately 50% of our consumption needs with Petroleos Mexicanos, which we refer to as "Pemex," at a price of $4.00 per Million British Thermal Unit, which we refer to as "MMBTU." These hedges are take-or-pay agreements by which we must purchase approximately 50% of our natural gas consumption needs from Pemex at a price that may be higher than the current market price of natural gas at the time of purchase. As of December 31, 2001, the market price per MMBTU was $2.10.

Anchor Glass

Certain Tax Benefits

In 1989, we acquired Anchor Glass, which at the time was the second-largest manufacturer of glass containers in the United States. Anchor Glass filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1996. In February 1997, Anchor Glass sold substantially all of its assets to an affiliate of Consumers Packaging Inc., which we refer to as "New Anchor", and Owens-Brockway Glass Container, Inc. The proceeds of the sale of Anchor Glass were used in their entirety to pay expenses of the bankruptcy estate and to repay creditors of Anchor Glass. As a result of the disposal in 1997 of Anchor Glass, the tax benefits resulting from utilization of net operating losses of Anchor generated in 1996 are included in the 1997, 1998 and 1999 statement of operations as "Income on disposal of discontinued operations."

PBGC Limited Guaranty

In connection with the sale of assets of Anchor Glass to New Anchor, we executed a term sheet which contemplated that we would enter into an agreement pursuant to which we would guarantee on a limited basis the payment to the Pension Benefit Guaranty Corporation ("the PBGC"), an independent federal agency that guarantees certain pension obligations, of all or a portion of any unfunded benefit liabilities of three defined benefit plans which subsequently were merged into the Anchor Glass Container Pension Plan (the "AGCPP"). We would be liable under such limited guaranty only if the AGCPP terminates (in other than a successful standard termination) prior to August 1, 2006 and the PBGC is unable to recover the full amount of such liabilities from New Anchor or any members of its controlled group. The maximum amount of our limited guaranty and the dates on which payments under the limited guaranty could be required (based on the termination date of the AGCPP) are set forth below. In addition, as part of our arrangement with the PBGC, tax liens in favor of the AGCPP were filed in an original amount of approximately $23 million on all of the domestic assets of Vitro Packaging Corporation, and such liens currently remain valid.

Termination Date	Number of Semi-Annual $3.5 Million Payments	First Payment Due	Last Payment Due	Maximum Amount of Guaranty
February 1, 2002-July 31, 2002	18	February 1, 2003	August 1, 2011	$63 Million
August 1, 2002-January 31, 2002	16	August 1, 2003	February 1, 2011	$56 Million
February 1, 2003-July 31, 2003	14	February 1, 2004	August 1, 2010	$49 Million
August 1, 2003-January 31, 2003	12	August 1, 2004	February 1, 2010	$42 Million
February 1, 2004-July 31, 2004	10	February 1, 2005	August 1, 2009	$35 Million
August 1, 2004-January 31, 2005	8	August 1, 2005	February 1, 2009	$28 Million
February 1, 2005-July 31, 2005	6	February 1, 2006	August 1, 2008	$21 Million
August 1, 2005-January 31, 2006	4	August 1, 2006	February 1, 2008	$14 Million
February 1, 2006-July 31, 2006	2	February 1, 2007	August 1, 2007	$7 Million

However, according to New Anchor's Annual Report on Form 10-K for the year ended December 31, 2001 (the "NA 10-K"), New Anchor, effective December 31, 2001, along with Glenshaw Glass Company, Inc. ("GGC"), created the Glass Companies Multiemployer Pension Plan (the "MEPP") from the merger of the AGCPP and GGC's defined benefit plan for hourly employees. In the NA 10-K, New Anchor expressed its belief, based on an opinion of its counsel, that the MEPP satisfies the definition of a multiemployer plan for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code"). For accounting purposes, the MEPP does not constitute a multiemployer plan, because New Anchor and GGC are related entities. For purposes of ERISA and the Code, more than one employer must be required to contribute to a plan for it to constitute a multiemployer plan. If New Anchor and GGC are deemed to be a single employer, then such requirement may not be satisfied. New Anchor also disclosed in the NA 10-K that if the AGCPP remained a single employer plan, it would have been required to contribute approximately $140 million to the AGCPP through 2004.

On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On June 6, 2002, the PBGC filed with the bankruptcy court a notice of objection (the "Notice of Objection") to the disclosure statement filed by New Anchor in connection with such plan of reorganization (the "Disclosure Statement"). The PBGC objected to the Disclosure Statement on the grounds that New Anchor failed to inform its creditors of the potential consequences of a determination by the DOL that the MEPP does not meet the requirements of a multiemployer pension plan under ERISA. In the Notice of Objection, the PBGC stated that at its request, the DOL is currently reviewing the purported merger of the AGCPP with the GGC defined benefit plan to determine whether the applicable statutory and regulatory requirements have been satisfied. In addition, the PBGC has filed contingent claims with the bankruptcy court in the amount of approximately $218 million, which represents the amount by which the AGCPP would have been underfunded on a plan termination basis as of February 28, 2002 if it remained a single employer plan. If the MEPP is determined to be a multiemployer plan then our risk of incurring material liability in connection with PBGC limited guaranty will be reduced. However, our risk of incurring material liability in connection with the PBGC limited guaranty depends on positions to be taken by the IRS, DOL, PBGC and potentially, the courts. Accordingly, no assurances can be given.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

In September 1996, Anchor Glass filed for protection under Chapter 11 of the United States Bankruptcy Code. In connection with the bankruptcy proceedings, Anchor Glass stopped payments of principal and interests due on approximately $470 million in aggregate principal amount of its various series of outstanding debt securities (of which, $170 million, $100 million and $200 million ranked senior secured, senior unsecured and senior subordinated debt securities, respectively). In February 1997, Anchor Glass sold substantially all of its assets to an affiliate of Consumers Packaging Inc., and to Owens-Brockway Glass Container, Inc., and in connection with such sale, the creditors committee of Anchor Glass issued to Vitro a liabilities release.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Vitro is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements.

The consolidated financial statements of Vitro, S.A. de C.V. attached to this annual report on Form 20-F have been audited by Deloitte & Touche, independent public accountants, as in their reports with respect to the consolidated financial statements.

Item 19. Exhibits.

Link to Financial Statements:

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Vitro, S.A. de C.V. /s/ Clauido Luis del Valle Claudio Luis del Valle Finance and Tax Director
Date: July 1st., 2002