Form 20-F
period 2002-12-31
VITRO SA DE CV
filed 2003-06-30
CIK 880582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period to

Commission file number:1-10905

Vitro, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

Vitro Corporation (Translation of Registrant's name into English)	United Mexican States (Jurisdiction of incorporation or organization)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report:
300,646,810 shares of Series "A" common stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes /x/No / /

Indicate by check mark which financial statement item the registrant has elected to follow.
/ / Item 17/x/ Item 18

PRESENTATION OF CERTAIN INFORMATION

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of the United Mexican States, or "Mexico," and is a holding company that conducts substantially all of its operations through subsidiaries. In this annual report, except when indicated or the context otherwise requires, the words "Vitro," "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. together with its consolidated subsidiaries. However, it should always be understood that each subsidiary of Vitro is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to business units are to combinations of various subsidiaries that have been grouped together for management and presentation purposes. We use the term "joint venture" to refer to companies which are not wholly-owned subsidiaries of Vitro or in which Vitro, directly or indirectly, either has management control or shares management control with one or more third parties. We believe that our use of the term "joint venture" is consistent with international business practices. However, our "joint ventures" are not necessarily "Joint Ventures" as defined in International Financial Reporting Standards. References in this annual report to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to the United States of America, which we refer to as the "United States," dollars.

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de Mexico, Mexico's central bank, in the Diario Oficial de la Federacion for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the "Free Exchange Rate." As of December 31, 2002, the Free Exchange Rate was 10.4393 pesos per U.S. dollar. As of December 31, 2002, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the "Noon Buying Rate," was 10.4250 pesos per U.S. dollar.

All the peso amounts contained in this annual report are restated in constant pesos as of December 31, 2002, except where otherwise indicated.

For purposes of this annual report, we consider our "export sales" to be (i) sales of products by our Mexican subsidiaries to third parties outside Mexico, (ii) sales of products by our Mexican subsidiaries to our foreign subsidiaries that do not act as distributors (principally, Vitro America, Inc., which was formerly known as VVP America, Inc. and which we refer to as "Vitro America") and (iii) sales of products by our foreign distribution subsidiaries (principally Vitro Packaging, Inc., which we refer to as "Vitro Packaging," Crisa Corporation and Crisa Ltd.) to third parties outside Mexico. Sales of products manufactured or processed by our subsidiaries outside Mexico (principally by Vitro America, Empresas Comegua, S.A., which we refer to as "Comegua," and Vitro Cristalglass, S.A., which was formerly known as Cristalglass Vidrio Aislante S.A. and which we refer to as "Cristalglass") are not considered to be "export sales."

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as "Vitromatic" or the "Acros-Whirlpool business unit," our joint venture with Whirlpool Corporation, which we refer to as "Whirlpool," that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash ($10 million of which was paid into escrow in support of certain indemnification obligations to Whirlpool). At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic's results are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Our consolidated balance sheet has been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Current assets of discontinued operations" and "Non-current assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Current liabilities of discontinued operations" and "Long-term liabilities of discontinued operations."

Certain amounts included in this annual report may not sum due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by our use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "goals," "target," "strategy" and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled "Risk Factors," "Operating and Financial Review and Prospects," "Information on the Company" and other sections of this annual report.

These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. It is possible that our future financial performance may differ materially from our expectations due to a variety of factors, some of which include, without limitation, the following:

* foreign currency exchange fluctuations relative to the U.S. dollar or the Mexican peso;
* changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;
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
* the ability to hire and retain experienced management;
* the performance by customers of their obligations under purchase agreements; and
* the timing and occurrence of events which are beyond our control.

Any forward-looking statements in this annual report are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

WHERE YOU CAN FIND MORE INFORMATION

Vitro is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," and files the following with the Securities and Exchange Commission, which we refer to as the "SEC":

* annual reports;

* certain other reports or information that it makes public under Mexican law, files with the Comision Nacional Bancaria y de Valores, which we refer to as "CNBV," and the Mexican Stock Exchange or distributes to shareholders; and

* other information.

You may access and read Vitro's SEC filings through the SEC's Internet site at www.sec.gov. This site contains reports and other information that Vitro files electronically with the SEC.

You may also read and copy any reports or other information that Vitro files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1 800-SEC 0330 for further information on the public reference room. In addition, materials filed by Vitro may also be inspected at the offices of the New York Stock Exchange, which we refer to as the "NYSE," at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, Vitro is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and is not required to file proxy statements with the SEC. In addition, Vitro's officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain copies of any of our SEC filings or any other document described in this annual report by requesting them in writing or by telephone at the following address and phone number:

Vitro, S.A. de C.V.
Ave. Ricardo Margain Zozaya 400,
Col. Valle del Campestre, San Pedro Garza Garcia,
Nuevo Leon, 66265 Mexico
Attention: Investor Relations Department
Telephone number: (52-81) 8863-1200

You may obtain additional information about Vitro through our web site at www.vitro.com. The information contained therein is not part of this annual report.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

RISK FACTORS

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.

The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face. Additional risks and uncertainties, including those generally affecting the industries in which we operate, the countries where we have a presence, risks that we currently deem immaterial or other unforeseeable risks, may also impair our business.

The information in this annual report includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, without limitation, those described in this section and under the sections entitled "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report. Please see "Forward-Looking Statements."

Factors Relating to Vitro

We face increasing competition which could result in lower operating margins and decreased profitability.

The gradual reduction by the Mexican government over the past few years of import duties and tariffs for glass and glass packaging products to historically low levels and the investment by our competitors and vertically-integrated customers in glass manufacturing facilities in Mexico have created severe competitive challenges for us. These events have caused an adverse effect on us by driving down our prices and decreasing our operating margins and profitability. The key competitive factors in these industries are price, quality and service with varying emphasis on these factors depending on the product line. As market conditions continue to deteriorate, we are faced with tough competitors that are better positioned financially to withstand the on-going and challenging economic conditions. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our operating margins and profitability could be adversely affected.

We may be unable to repay our debt, access credit or pursue business opportunities because of our leverage and debt service requirements.

As of December 31, 2002, our total consolidated indebtedness was Ps. 15,191 million ($1,455 million), Ps. 4,778 million ($458 million) of which is considered short-term indebtedness because it is due within one year. As of such date, our consolidated off-balance sheet financings were approximately Ps. 1,033 million ($99 million). Our net interest expense in 2002 was Ps. 1,493 million ($143 million) while our operating income was Ps. 1,986 million ($190 million). The degree to which we are leveraged may adversely affect our ability to (i) service our indebtedness, (ii) finance future operations, acquisitions and capital expenditures, (iii) compete effectively against better-capitalized competitors and (iv) withstand downturns in our business.

Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, foreign currency exchange rate fluctuations and market volatility. Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, including the availability of financing in the Mexican and international capital markets. We cannot assure you that our results of operations will be sufficient for the payment or refinancing of our indebtedness or that prevailing economic conditions will permit such refinancing, particularly on terms favorable to us.

In addition, we operate in capital-intensive industries and require ongoing investments in our capital assets and technology improvements. Over the past years, funds for such investments and for working capital needs, joint venture transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, the incurrence of short- and long-term debt and, to a lesser extent, divestitures. To the extent that cash generated from operations and divestitures is insufficient, we may need to incur further indebtedness for similar uses in the future. We cannot assure you that we will be able to incur indebtedness on favorable terms to us or at all, which could impair our ability to take advantage of significant business opportunities that may arise.

Debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict dividends and asset sales and dictate the use of proceeds from the sale of assets.

If we experience a significant deterioration in our results of operations, it may be difficult for us to maintain the financial ratios required by, and comply with various of our other covenants under, certain of our debt instruments. Moreover, our debt instruments generally contain cross-acceleration or cross-default provisions. In those instances, a declaration of acceleration of the maturity of the indebtedness under one debt instrument, or our failure to make a payment as required by one debt instrument, may also constitute an event of default under one or more other debt instruments and may permit the acceleration of the maturity of such other indebtedness. The acceleration of the maturity of a material portion of our indebtedness would have an adverse effect on us.

In addition, the agreements and debt instruments governing a substantial portion of our indebtedness contain various restrictive covenants including limitations on our ability to pay dividends, sell assets and incur additional indebtedness. The restrictions on our debt instruments could:

* limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
* limit our ability to access cash from our subsidiaries and, thus, repay our debt or satisfy other holding company obligations; and
* limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

At our holding company level, we depend on advances, fees, interest and dividends paid by our subsidiaries.

We derive substantially all of our operating income from advances, fees, interest and dividends paid to us by our subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from advances, fees, interest and dividends from our subsidiaries, as well as income from the disposition of one or more of our subsidiaries, interests therein or assets thereof. Our subsidiaries' ability to pay such dividends or make such distributions will be subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law and our estatutos sociales, which we refer to as our "by-laws," (ii) such subsidiaries' shareholders (including our joint venture partners, when appropriate) having approved the payment of such dividends at their annual general shareholders' meeting, (iii) applicable laws and (iv) in certain circumstances, restrictions contained in our joint venture agreements and debt agreements and instruments. Certain of our joint venture agreements require the consent of all joint venture participants for certain significant operating and management decisions, including the payment of dividends. For additional information with respect to dividend payment limitations under our debt agreements and instruments, please see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Description of our Indebtedness."

Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations.

Demand for our flat glass, glass container and glassware products is affected by general economic conditions in the markets in which we operate. As a result, demand for our products and, consequently, our results of operations have been and may be negatively affected by the downturn in the economies in which we operate, including Mexico, the United States and Europe.

A downturn in the Mexican economy, from which we derived approximately 47% of our consolidated net sales in 2002, may reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived approximately 43% of our consolidated net sales, may have an adverse impact on the export and foreign subsidiary sales of our Flat Glass, Glassware, and to a lesser extent, Glass Containers business units.

Economic downturns in the U.S. and Mexico may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt. These downturns could also affect our ability to continue growing our business.

We may face cost increases in some of our feed stocks and other inputs required for the production of glass.

Glass is manufactured out of silic sand and soda ash, each of which is generally available in enough quantities to meet our needs and which we are currently sourcing on a long-term contract basis at relatively stable prices. However, some of the other components of our cost structure are exposed to significant market price variations. For instance, market prices of natural gas, which is an important input for our glass melting operations, have been exposed to significant price volatility since 2000, after several years of stability. Since the price of natural gas in Mexico is tied to the price of natural gas in the southern Texas gas market, which in turn is fully exposed to market factors, such as weather in the United States or the amount of available reserves, we may be fully exposed to such price variations and we cannot assure you that proper market hedges will be available or that we will fix our natural gas costs in the most efficient or timely manner. Other potential sources of significant variations in our costs are electric power, labor, packaging and freight.

Our results of operations, operating margins and total financing costs are significantly affected by changes in the relative value of the peso to the U.S. dollar.

Changes in the relative value of the peso to the U.S. dollar have a significant effect on our results of operations. In general, a real devaluation of the peso will result in higher operating margins and a real appreciation of the peso will result in lower operating margins, in each case, when measured in pesos.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or sensitive to the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, certain glassware products and most chemical and packaging products, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the sale. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the Mexican Consumer Price Index, which we refer to as "INPC," as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in the second half of 1998 and 2002, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 1999, 2000 and 2001, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, selling and administrative expenses are invoiced in pesos and not directly sensitive to the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. During the last two years, sales of imported products into Mexico at prices that, in some cases, were below our fully allocated cost of producing and distributing similar products have had an impact in the Mexican market and have adversely affected our results of operations. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or sensitive to the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, we have chosen to reduce our operating margins for such products in response to the recent appreciation of the peso relative to the U.S. dollar. This has adversely affected our results of operations and may continue to do so in the future.

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our Mexican subsidiaries' U.S. dollar denominated monetary liabilities (such as U.S. dollar denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar denominated cash, cash equivalents and accounts receivable from exports). Because our U.S. dollar denominated monetary liabilities have historically been significantly in excess of our U.S. dollar denominated monetary assets, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. Accordingly, in 1998, 2000 and 2002, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. On the other hand, in 1999 and 2001, the nominal appreciation of the peso relative to the U.S. dollar resulted in foreign exchange gains.

Substitution trends in the glass container industry may continue to adversely affect our business.

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass container markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s. In connection with such decline, the glass container industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass container producers in mature markets have faced, and continue to face, pricing pressures as a result of competition from other forms of packaging. In Mexico, which is becoming a mature market, increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers, has adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. The Glass Containers business unit represented 42% of our consolidated net sales in 2002.

Certain of our subsidiaries conduct all or a portion of their business through joint ventures and, as such, loss of joint venture agreements may adversely affect our business.

Sales attributable to our joint ventures represented approximately 61% of our consolidated net sales in 2002. In the future, certain of our partners may prefer to conduct business in Mexico directly and to terminate their relationships with us. In particular, the easing of limitations on foreign investment in Mexico and the reduction of import duties and tariffs by the Mexican government have reduced barriers to entry for non-Mexican companies.

Although a number of our joint venture agreements contain non-competition provisions that restrict, subject to certain exceptions and limitations, our joint venture partners from engaging in the production and distribution of the joint venture's products in specific markets during the term of the agreement and for a limited period following the termination of such agreement (other than through the joint venture vehicle), our joint venture agreements generally contain provisions for termination under certain circumstances. If a termination were to occur, we cannot assure you we could find an equivalent partner or achieve the affected joint venture's objective on our own. Such events could have an adverse effect on us.

Additionally, notwithstanding that our business units conduct certain limited research and development activities, we generally do not develop our own proprietary technology. Although our business units' products and manufacturing processes are not in constant need of technological improvements and innovations, they do, from time to time, require access to new technology necessary to improve their manufacturing processes and product lines to more effectively compete in both the Mexican and the international markets. The main portion of such technological needs is satisfied through the acquisition of technology from third parties through joint ventures, technology licenses, technology transfers, technical assistance or similar arrangements.

We could be unsuccessful in renewing our joint ventures, technology licenses or other agreements or arrangements upon their expiration on terms equivalent to the existing ones, in forming similar alliances with other partners or in developing equivalent technologies independently. The failure to continue some of our joint ventures or to acquire technology from third parties may have an adverse effect on us.

Pricing pressures by OEMs may affect our operating margins and results of operations.

Certain of our flat glass products sold to original equipment manufacturers, which we refer to as "OEMs," in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. This may have an impact on our results of operations.

We may make significant acquisitions in the future, which, if unsuccessful, may adversely affect our results of operations.

We have made significant acquisitions in the past and may make significant acquisitions in the future to support our growth. Acquisitions involve a number of risks, including:

* failure of the acquired businesses to achieve the results we expect;
* our inability to hire or retain key personnel for the acquired businesses;
* our inability to reduce financial inefficiencies affecting the acquired businesses;
* our inability to efficiently or effectively integrate the acquired operations into our current businesses;
* risks associated with unanticipated events or liabilities;
* the potential disruption of our current business; and
* customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage the companies we have acquired, or the businesses that we may acquire in the future, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

Factors Relating to Mexico and the Global Economy

Economic developments in Mexico affect our business.

Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico's GDP, which grew at a real annual rate of 3.5% during 1994, declined by 6.2% in real terms during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil, Venezuela and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28 day Mexican government treasury securities, which we refer to as "CETES," averaged 24.8% and the peso lost 22.7% of its value (in nominal terms) relative to the U.S. dollar.

During 1999 conditions improved with inflation in Mexico at 12.3%, interest rates on 28 day CETES averaging 21.4% and the peso appreciating 4.0% in value (in nominal terms) relative to the U.S. dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000 the inflation rate was 9.0%, interest rates on 28 day CETES averaged 15.3% and the peso devalued 1.2% in value (in nominal terms) relative to the U.S. dollar. The Mexican government estimated that Mexico's real GDP grew by 4.8% in 1998, 3.7% in 1999 and 6.9% in 2000.

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP. In 2001, Mexico's GDP shrank by 0.3% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) relative to the U.S. dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.9%, the inflation rate was 5.7%, interest rates on 28 day CETES averaged 11.3% and the peso devalued 13.8% (in nominal terms) relative to the U.S. dollar.

We are a company with the majority of our manufacturing facilities located in Mexico. For each of the years ended on December 31, 2000, 2001 and 2002, approximately 51%, 48% and 47%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the peso. During the 1980s, government control over foreign currency exchange rates adversely affected our net sales and margins. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population and the Mexican government's efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

The current global economic slowdown, including the slowdown in the United States and Mexican economies, and other future economic developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

We may be adversely affected by fluctuations in interest rates.

Interest rate risk exists primarily with respect to our floating rate peso- and dollar-denominated debt, which debt generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as "TIIE," or the London interbank offered rate, which we refer to as "LIBOR." As of December 31, 2002, our floating rate peso- and dollar-denominated debt amounted to Ps. 1,670 million and $540 million, respectively. As of March 31, 2003, our floating rate peso-and dollar-denominated debt was approximately Ps. 3,587 million and $574 million, respectively. Assuming a hypothetical increase of 375 basis points in TIIE (a 45.4% increase on the average TIIE of 8.26% as of December 31, 2002) and 120 basis points in LIBOR (an 85% increase on the 1.41% LIBOR as of December 31, 2002), the interest expense for the year ended on December 31, 2002 on our floating rate peso- and dollar- denominated debt would have increased by Ps. 63 million and $5 million, respectively. If interest rates increase, our ability to service our debt will be negatively affected.

Political events in Mexico could affect Mexican economic policy and our results of operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional, which we refer to as the "PAN," won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, which we refer to as the "PRI." Neither the PRI nor the PAN succeeded in securing a majority in either house of the Mexican Congress.

President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has encountered strong opposition to some of his proposed reforms from both houses of Congress, where opposition parties such as the PRI and the Partido de la Revolucion Democratica have frequently joined forces to block PAN initiatives. Such legislative gridlock could slow the progress of reforms in Mexico, which could have an adverse effect on us, including our business, financial condition, prospects and results of operations.

Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

Developments in other emerging market countries may adversely affect our business or the market price of our securities.

The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in Asian markets. Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere, especially in other emerging market countries.

If foreign currency exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.

In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.

Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Mexican companies listed on the Mexican Stock Exchange, including us, must prepare their financial statements in accordance with generally accepted accounting principles in Mexico, which we refer to as "Mexican GAAP." Mexican GAAP differs in certain respects from generally accepted accounting principles in the United States, which we refer to as "U.S. GAAP," including the treatment of minority interests, workers' profit sharing, capitalization of pre-operating costs, capitalization of interest and consolidation of subsidiaries. In addition, under Mexican GAAP, the effects of inflation must be reflected in accounting records and in published financial statements. Moreover, the effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican GAAP may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

EXCHANGE RATES

The following table sets forth for each year in the five-year period ended on December 31, 2002, the high, low, average and annual period end Noon Buying Rates, all expressed in nominal pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate (1)
Year ended on December 31,	High	Low	Average	Period End
1998	10.63	8.04	9.24	9.90
1999	10.60	9.24	9.56	9.48
2000	9.84	9.20	9.47	9.61
2001	9.97	9.00	9.35	9.16
2002	10.43	9.00	9.75	10.43

(1) Source: Federal Reserve Bank of New York

The following table sets forth for each month in the six-month period ended on May 31, 2003, the high and low Noon Buying Rates, all expressed in nominal pesos per U.S. dollar.

	Noon Buying Rate(1)
	High	Low
December	10.43	10.10
January	10.98	10.32
February	11.06	10.77
March	11.24	10.66
April	10.77	10.54
May	10.42	10.11

(1) Source: Federal Reserve Bank of New York

On June 26, 2003, the Noon Buying Rate was Ps. 10.4580 per one U.S. dollar.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Set forth below is a brief summary of certain accounting principles that are part of Mexican GAAP and which differ from the analogous accounting principles under U.S. GAAP. This summary does not purport to be complete nor does it purport to describe all the differences between Mexican GAAP and U.S. GAAP. This summary is qualified by reference to Mexican GAAP, including the bulletins and other rules issued by the Mexican Institute of Public Accountants, which we refer to as the "IMCP," our consolidated financial statements, the notes to those financial statements and the information under the section entitled "Item 5. Operating and Financial Review and Prospects."

Inflation

Mexican GAAP requires that our financial statements recognize the effects of inflation. Our financial statements reflect the:

* restatement of Mexican non-monetary assets (other than inventories and plant, property and equipment of non-Mexican origin), non-monetary liabilities and shareholders' equity using the INPC;
* restatement of inventories at current replacement cost;
* restatement of plant, property and equipment of non-Mexican origin using a specific index that reflects inflation in the country of origin and the currency exchange rate as of the latest balance sheet date;
* recognition, as part of income, of gains and losses in purchasing power from holding monetary liabilities or assets; and
* restatement and presentation of all amounts in constant pesos as of the most recent balance sheet date.

Except for the restatement of property, plant and equipment of non-Mexican origin and the restatement of prior period financial statements of our foreign subsidiaries, the differences between inflation accounting under Mexican GAAP and U.S. GAAP have not been included in the reconciliation to U.S. GAAP. The application of Mexican GAAP represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. If it were necessary in the future to include the differences between inflation accounting under Mexican GAAP and U.S. GAAP, a change would be reflected in the U.S. GAAP reconciliation in our financial statements.

Income Taxes, Workers' Profit Sharing and the Tax on Assets

Bulletin D-4, issued by the IMCP, became effective on January 1, 2000 and sets forth the accounting treatment for income taxes, workers' profit sharing and the tax on assets. Accordingly, our financial statements recognize:

* deferred income taxes for temporary differences between the accounting and tax bases of assets and liabilities; and
* deferred workers' profit sharing for temporary differences between the accounting and tax results of any period which are expected to reverse in the future.

Additionally, our financial statements recognize the tax on assets paid as an asset on our balance sheet. Prior to the effectiveness of Bulletin D-4, deferred taxes on assets were recognized as an asset only to the extent of identifiable, non-recurring timing differences that were expected to reverse over a definite period of time. Any amount of tax on assets that did not meet the foregoing criteria was recognized as an expense on the statement of operations relating to the period during which such tax on assets was paid. Please see note 3(n) to our audited consolidated financial statements for more information.

Discontinued Operations

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash ($10 million of which was paid into escrow in support of certain indemnification obligations to Whirlpool). At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic's results are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Our consolidated balance sheet has been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Current assets of discontinued operations" and "Non-current assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Current liabilities of discontinued operations" and "Long-term liabilities of discontinued operations."

Further Information

For more information regarding the differences between Mexican GAAP and U.S. GAAP as they relate to our financial statements, please see note 21 to our audited consolidated financial statements appearing elsewhere in this annual report.

The following table sets forth our selected consolidated financial information and other data for the periods indicated. Such financial information and data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the notes to those financial statements and the information under the section entitled "Item 5. Operating and Financial Review and Prospects."

Financial data set forth in the following table for each year in the five year period ended on December 31, 2002 has been restated in constant pesos as of December 31, 2002.

	As of or for the year ended on December 31,
	1998	1999	2000	2001	2002	2002
	(Millions of constant pesos as of December 31, 2002)(1)					(Millions of dollars)(1)(3)
Income Statement Data:

Mexican GAAP:
Net sales	Ps. 26,205	Ps. 25,085	Ps. 25,005	Ps. 24,406	Ps. 23,922	$ 2,292
Cost of sales	16,869	16,662	17,148	17,193	16,999	1,629

Gross profit	9,336	8,423	7,857	7,213	6,923	663
General, selling and administrative expenses	4,424	4,447	4,752	4,898	4,937	473

Operating income	4,912	3,976	3,105	2,315	1,986	190
Financing cost:
Interest expense, net	2,800	2,610	2,265	1,842	1,493	143
Exchange loss (gain), net	2,656	(559)	111	(578)	1,544	148
Gain from monetary position	2,685	1,900	1,303	653	778	75
Total financing cost	2,771	151	1,073	611	2,259	216
Other expense (income), net	259	1,283	441	826	416	40
Share in net income of unconsolidated	6	23	5	9	-	-
associated companies
Loss in value of shares in trust(4)	(1,287)	-	-	-	-	-
Income before taxes and workers' profit sharing	601	2,565	1,596	887	(689)	(66)
Income and asset tax(5)	1,124	1,643	581	336	(478)	(46)
Workers' profit sharing	212	249	324	96	47	5

Net income (loss) from continuing operations	(735)	673	691	455	(258)	(25)
Net income (loss) from discontinued operations(2)	(125)	347	211	189	(118)	(11)

Income on disposal of discontinued operations(2) (6)	350	606	-	-	463	44
Extraordinary item(7)	131	167	-	-	-	-
Net income (loss) for the year	(379)	1,794	902	644	87	8
Net income (loss) of majority interest	(1,000)	774	377	164	(44)	(4)

Dividends declared	383	375	341	324	78	7
Dividends declared per share	1.07	1.16	1.05	1.03	0.25	0.02
Diluted and basic net income (loss) per share	(2.94)	2.49	1.35	0.57	(0.16)	(0.02)

U.S. GAAP:
Net sales	Ps. 27,008	Ps. 24,843	Ps. 24,424	Ps. 23,172	Ps. 23,585	$ 2,259
Operating income	4,941	2,546	2,110	1,662	1,309	125
Net income (loss) from continuing operations	647	799	786	702	(652)	(62)
Net income (loss) for the year	(149)	434	659	387	(527)	(50)

Balance Sheet Data:

Mexican GAAP:
Continuing Operations:
Cash and cash equivalents	Ps. 749	Ps. 680	Ps. 850	Ps. 1,087	Ps. 2,232	$ 214
Current assets	8,043	7,587	7,788	7,306	9,123	874
Total assets	35,799	32,637	30,961	29,165	30,016	2,875
Current liabilities	6,548	5,308	7,995	10,262	9,075	869
Total debt	18,855	16,810	16,340	14,553	15,191	1,455
Minority interest in consolidated subsidiaries	4,811	4,732	3,493	3,629	2,661	255
Majority stockholders' equity(5)	9,386	8,729	6,771	6,082	5,937	569

Discontinued Operations:(2)
Total assets	Ps. 5,153	Ps. 4,907	Ps. 4,565	Ps. 4,486	Ps. 0	$ 0
Total liabilities	2,877	2,576	2,652	2,467	-	-

U.S. GAAP:
Continuing Operations:
Total assets	Ps. 40,676	Ps. 37,746	Ps. 36,630	Ps. 34,734	Ps. 30,604	$ 2,932
Total liabilities	28,826	26,813	26,131	24,428	22,058	2,113
Majority stockholders' equity	7,585	7,010	6,868	6,496	5,819	557

Other Data:

Mexican GAAP:
Capital expenditures	Ps. 2,620	Ps. 1,572	Ps. 952	Ps. 848	Ps. 1,018	$ 98
Depreciation and amortization	1,927	1,974	1,948	1,929	1,908	183
Resources generated by continuing operations	4,002	4,289	3,394	3,814	438	42
EBITDA(8)	7,031	6,147	5,264	4,455	4,081	391
Ratio of EBITDA to interest expense(8)	2.5	2.3	2.3	2.4	2.5
Ratio of total debt to EBITDA(8)	2.7	2.7	3.2	3.3	3.7
Total shares issued at end of period (millions of shares)	360	324	324	324	324
Average total shares outstanding during period (millions of shares) (9)	340.2	310.5	278.4	286.1	275.4
Total shares in Stock Option Trust	15.2	23.1	1.8	24.7	24.7

Inflation and Foreign Currency Exchange Rate Data:

Percentage of change in INPC	18.60%	12.30%	9.00%	4.40%	5.70%
Peso/dollar exchange rate(10)	Ps. 9.8963	Ps. 9.4986	Ps. 9.6098	Ps. 9.1695	Ps. 10.4393
Average exchange rate(11)	Ps. 9.2414	Ps. 9.5569	Ps. 9.4673	Ps. 9.3274	Ps. 9.7455

(1) Except ratios, number of shares, inflation and foreign currency exchange rate data.
(2) On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash ($10 million of which was paid into escrow in support of certain indemnification obligations to Whirlpool). At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic's results are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Our consolidated balance sheet has been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Current assets of discontinued operations" and "Non-current assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Current liabilities of discontinued operations" and "Long-term liabilities of discontinued operations."
(3) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.4393 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2002.
(4) In 1998, Vitro recorded a charge of Ps. 1,287 million related to a loss in the market value of an account receivable that Vitro received in connection with the sale of its 49.9% equity interest in Cydsa, S.A. de C.V.
(5) Bulletin D-4, issued by the IMCP, became effective on January 1, 2000 and sets forth the accounting treatment for income taxes, workers' profit sharing and the tax on assets. Accordingly, our financial statements recognize (i) deferred income taxes for temporary differences between the accounting and tax bases of assets and liabilities and (ii) deferred workers' profit sharing for temporary differences between the accounting and tax results of any period which are expected to reverse in the future. Additionally, our financial statements recognize the tax on assets paid as an asset on our balance sheet. Prior to the effectiveness of Bulletin D-4, deferred taxes on assets were recognized as an asset only to the extent of identifiable, non-recurring timing differences that were expected to reverse over a definite period of time. Any amount of tax on assets that did not meet the foregoing criteria was recognized as an expense on the statement of operations relating to the period during which such tax on assets was paid. Please see note 3(n) to our audited consolidated financial statements for more information.
(6) In September 1996, Anchor Glass Inc., which we refer to as "Anchor Glass," filed for protection under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Anchor Glass' bankruptcy filing, we wrote off our entire investment in Anchor Glass as of August 31, 1996. The 1998 and 1999 tax benefit in the amounts of Ps. 350 million and Ps. 606 million, respectively, from the corresponding deduction of the loss from discontinued operations recorded with respect to Anchor Glass in 1996 is reflected in 1998 and 1999 as "Income on disposal of discontinued operations."
(7) The amounts reflected as "Extraordinary item" are the tax benefit that resulted from the utilization of tax loss carry forwards and the recovery of a tax on assets that had been previously paid.
(8) EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. Seniority premiums and pension reserves for the years 1998, 1999, 2000, 2001 and 2002 were Ps. 192 million, Ps. 198 million, Ps. 211 million, Ps. 211 million and Ps. 187 million, respectively. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of the funds we have available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or to resources generated by continuing operations as a measure of our liquidity. Please see "Item 5. Operating and Financial Review and Prospects-EBITDA Reconciliation" for a reconciliation of EBITDA to resources generated by continuing operations. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.
(9) For accounting purposes, the approximately 15.2 million, 23.1 million, 1.8 million, 24.7 million and 24.7 million shares of our Series "A" common stock held by the Stock Option Trust as of December 31, 1998, 1999, 2000, 2001 and 2002, respectively, are considered treasury stock and therefore not outstanding.
(10) Based on the Free Exchange Rate at the end of the period.
(11) Calculated using the average of free exchange rates on the last day of each month during the period.

Item 4. INFORMATION ON THE COMPANY

ORGANIZATIONAL STRUCTURE

The following chart presents the organizational structure of our business units, our principal subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 30, 2003.

(1) Vitro, S.A. de C.V. is our commercial and legal name.
(2) Joint venture between Vitro, S.A. de C.V. and Pilkington plc
(3) Joint venture between Vitro Plan, S.A. de C.V. and Visteon Automotive Systems Inc.
(4) Joint venture between Vitro Plan, S.A. de C.V. and Solutia, Inc.
(5) Vitro Fibras, S.A. de C.V. is 60% owned by Vitro Envases Norteamérica, S.A. de C.V and 40% by Owens-Corning, Inc., but is operated by, and for segment reporting purposes its operating results are consolidated into, the Flat Glass business unit.
(6)Joint venture between Vitro, S.A. de C.V. and Rexam Beverage Can of the Americas, Inc.
(7)Joint venture between Vitro, S.A. de C.V. and Libbey, Inc.
(8) Percentage owned by Vitro Plan, S.A. de C.V., the holding company for our Flat Glass business unit.
(9) Percentage owned by Vitro Envases Norteamérica, S.A. de C.V., the holding company of our Glass Containers business unit.
(10) Percentage owned by Vitrocrisa Holding, S. de R. L. de C.V. , the holding company of our Glasswares business unit.
(11) Joint venture between Vitro, S.A. de C.V. and Cervecería Centroamericana, S.A. and Cervecería de Costa Rica, S.A.

HISTORY AND DEVELOPMENT OF THE COMPANY

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. Our predecessor was incorporated in Mexico in 1909 as Vidriera Monterrey, S.A. de C.V. and, based on our consolidated net sales of Ps. 23,922 million ($2,292 million) in 2002, we believe that our subsidiaries as a group comprise the largest Mexican manufacturer of flat glass, glass containers and glassware. Our principal executive offices are located at Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service, exclusively for actions brought by the SEC pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Our consolidated net sales for the year ended on December 31, 2002 totaled Ps. 23,922 million ($2,292 million). As of December 31, 2002, our total assets were Ps. 30,016 million ($2,875 million). We have manufacturing facilities in eight countries, distribution centers throughout the Americas and Europe and export our products to over 70 countries. In 2002, 47% of our consolidated net sales were sales made in Mexico.

We have successfully established numerous joint ventures and technology-sharing relationships with leading United States and European companies including Pilkington plc, which we refer to as "Pilkington," and Libbey, Inc., which we refer to as "Libbey." Sales attributable to our joint ventures represented approximately 61% of our consolidated net sales in 2002.

Our operations are currently organized into three operating business units: the Flat Glass business unit (approximately 47% of our consolidated net sales in 2002), the Glass Containers business unit (approximately 42% of our consolidated net sales in 2002) and the Glassware business unit (approximately 11% of consolidated net sales in 2002). Prior to October 2001, we organized our operations into five business units. On October 1, 2001, we integrated those of our subsidiaries that were part of our Diverse Industries business unit into our other business units, thus reducing the number of business units through which we conducted our operations to four. On July 3, 2002, we sold our controlling 51% interest in Vitromatic, which was our Acros-Whirlpool business unit, to Whirlpool. Since the sale of our interest in Vitromatic, we have conducted our operations through our Flat Glass, Glass Containers and Glassware business units.

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries. Based on the Flat Glass business unit's consolidated net sales of Ps. 11,380 million ($1,090 million) in 2002, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and among the largest processors and distributors of flat glass in the United States. Our Flat Glass business unit also includes (i) Vitro Fibras, S.A., which we refer to as "Vifisa," our joint venture with Owens-Corning, Inc., which we refer to as "Owens-Corning," that is engaged in the manufacturing and distribution of fiberglass products, (ii) Vitro Flex, S.A. de C.V., which we refer to as "Vitro Flex," our joint venture with Visteon Automotive Systems Inc., which we refer to as "Visteon," that is engaged in the manufacturing and distribution of flat glass products for the automotive industry, (iii) Cristalglass, our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the European construction industry and (iv) Quimica M, S.A. de C.V., which we refer to as "Quimica M," our joint venture with Solutia Inc., which we refer to as "Solutia," that is engaged in the manufacturing and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields.

Our Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and, based on its consolidated net sales of Ps. 10,012 million ($959 million) in 2002, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America. The Glass Containers business unit also includes (i) Empresas Comegua, S.A., which we refer to as "Comegua," our joint venture with Cerveceria Centroamericana, S.A., which we refer to as "Cerveceria Centroamericana," and Cerveceria de Costa Rica, S.A., which we refer to as "Cerveceria de Costa Rica," which, based on Comegua's net sales of Ps. 1,207 million ($115 million) in 2002, we believe is the largest glass containers producer in Central America and (ii) Industria del Alcali, S.A. de C.V., which we refer to as "Alcali," Vitro American National Can, S.A. de C.V., which we refer to as "Vancan," Fabricacion de Maquinas, S.A. de C.V., which we refer to as "FAMA," and Vidrio Lux, S.A., which we refer to as "Vilux." Alcali, Vancan and FAMA were previously part of the Diverse Industries business unit and manufacture, respectively, soda ash and bicarbonate, aluminum cans and capital goods, such as glass forming machines and molds. Alcali, Vancan and FAMA were integrated into the Glass Containers business unit effective October 1, 2001. Vilux is our wholly owned Bolivian glass containers manufacturer.

Our Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bake ware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, in each case, of the glassware industry. Based on its sales of Ps. 2,618 million ($251 million) in 2002, we believe that the Glassware business unit is the largest producer of glassware in Mexico. The Glassware business unit also includes Plasticos Bosco, S.A. de C.V., which we refer to as "Bosco," and Envases Cuautitlan, S.A. de C.V., which we refer to as "ECSA," our wholly owned subsidiaries that engage in the manufacturing and distribution of plastic containers, plastic tubes and disposable thermofold ware and industrial products.

Divestitures

As part of our strategy, we have divested and may continue to divest some of our non-strategic businesses and assets. The following paragraphs describe the principal divestitures that we have made in the last three years as part of our program to sell non-core businesses and assets. During 2000, 2001 and 2002, we received aggregate net proceeds of approximately $218 million from divestitures and asset sales (including approximately $48 million from the sale of assets such as land, buildings and warehouses).

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash ($10 million of which was paid into escrow in support of certain indemnification obligations to Whirlpool). At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.

On April 15, 2002, we sold our 51% interest in Ampolletas, S.A., which we refer to as "ASA," to Gerresheimer Glass AG, which we refer to as "Gerresheimer," for $13.4 million in cash. At the time of the transaction, approximately $6.5 million of our consolidated debt were obligations of ASA. Consequently, upon the consummation of the sale of our interest in ASA, our consolidated debt was reduced by approximately $6.5 million. ASA is engaged in the manufacturing of borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes.

On May 21, 2001, we sold our 50% interest in Regioplast, S.A. de C.V., which we refer to as "Regioplast," our joint venture with Owens-Illinois, Inc., which we refer to as "Owens-Illinois," that engaged in the production and distribution of plastic bottles and caps, including non-refillable closures, for $8 million in cash. Since its inception in 1993, Regioplast has been managed by Owens-Illinois.

New Ventures

On December 27, 2002, through our Spanish subsidiary Cristalglass, we acquired 60% of the outstanding shares of common stock of Vidraria Chaves Lda., which we refer to as "Vidraria Chaves," for $1 million in cash. Vidraria Chaves is a Portuguese processor and distributor of glass and glazing products for the European construction industry. We believe that this addition will allow Cristalglass to continue to penetrate the European market and to satisfy its customers' needs for laminated glass and double glazing products in Europe, particularly in Spain and Portugal. Moreover, we believe that Vidraria Chaves and Cristalglass will reap significant synergies in the processing and distribution of laminated glass for the European construction industry due to an improved distribution network and expanded geographic presence. With the addition of Vidraria Chaves, Cristalglass also intends to increase its presence in the facade business in Portugal and the rest of Europe.

On June 19, 2002, through our subsidiary Vitro AFG, S.A. de C.V., which we refer to a "Vitro AFG," we entered into an agreement with AFG Industries, Inc., which we refer to as "AFG Industries," a subsidiary of Asahi Glass Corporation, which we refer to as "Asahi," to convert our glass containers facility in Mexicali, Mexico into a flat glass facility. We expect that the converted facility will have a flat glass production capacity of approximately 200,000 metric tons per year. The flat glass produced by this facility will be allocated equally between AFG Industries and us, and each partner will market its allocation independently of the other. The capital expenditure that we estimate each of the partners will make in connection with this project is approximately $45 million. Our investment will be comprised of the contribution of our current facility, which was valued at approximately $17 million when the contribution was made in 2002, and approximately $28 million in cash, which disbursement will be made in 2003. The conversion of this facility is currently underway. The converted facility is expected to commence operations by the first quarter of 2004 and to supply flat glass to the western United States and Mexico.

On May 4, 2001, through our subsidiary Vitro Plan, S.A. de C.V., which we refer to as "Vitro Plan," we acquired 60% of the outstanding shares of common stock of Cristalglass Vidrio Aislante, S.A. Cristalglass Vidrio Aislante, S.A. subsequently changed its name to Vitro Cristalglass, S.A. and we currently refer to it as "Cristalglass." Cristalglass processes and distributes value-added flat glass for the European construction industry. Cristalglass has 5 processing facilities located in Spain.

On April 17, 2000, Vitro America acquired the business and substantially all of the assets of Harding Glass Inc., which we refer to as "Harding," a subsidiary of SunSource Inc. Based on the size of Harding's distribution network, in 2000 it was one of the United States' largest distributors of glass products for the automotive and construction markets. Through the acquisition of Harding's business and assets, Vitro America added approximately $100 million to its annual revenue base and incorporated into its operations 5 distribution centers and 118 retail stores strategically located throughout the United States. The company holding Harding's assets was merged into Vitro America in January 2001. Upon the acquisition of the assets of Harding, Vitro America operated 10 manufacturing centers, 44 distribution centers and 151 "Binswanger" retail stores in the United States.

Operating Business Units

Our operations are currently organized into three operating business units: the Flat Glass business unit, the Glass Containers business unit and the Glassware business unit, which represented approximately 47%, 42% and 11% of our consolidated net sales in 2002, respectively. Prior to October 2001, we organized our operations into five business units. On October 1, 2001, we integrated those of our subsidiaries that were part of our Diverse Industries business unit into our other business units, thus reducing the number of business units through which we conducted our operations to four. On July 3, 2002, we sold our controlling 51% interest in Vitromatic, which was our Acros-Whirlpool business unit, to Whirlpool. Since the sale of our interest in Vitromatic, we have conducted our operations through our Flat Glass, Glass Containers and Glassware business units.

The organization of our operations into business units allows us to focus on the needs of distinct end-markets, diversifies our revenue base and enables us to take advantage of our expertise in the efficient production of glass products. In addition, our operations at the corporate level continue to provide us with certain administrative, technical and corporate services, including management information systems, human resources, finance, treasury, accounting and consolidation, procurement, labor and employee benefits, quality control, environmental compliance, industrial safety, communication and legal affairs.

Flat Glass

Based on the Flat Glass business unit's consolidated net sales of Ps. 11,380 million ($1,090 million) in 2002, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and among the largest processors and distributors of flat glass in the United States. In 2002, this business unit accounted for 47% of our consolidated net sales. During the same period, approximately 24% of the consolidated net sales of the Flat Glass business unit came from exports and approximately 47% came from sales by our foreign subsidiaries that are part of the business unit.

The Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries and has a production capacity of over 500,000 tons of float glass per year. Since 1965, Pilkington, a leading manufacturer of flat glass in the world, has been our partner, holding a 35% interest in Vitro Plan, the holding company for our Flat Glass business unit. Pilkington has also been an important provider of technology to our Flat Glass business unit. Our Flat Glass business unit's customer base includes General Motors, Ford, DaimlerChrysler and Nissan in the automotive industry, and several large domestic and foreign companies in the construction industry.

In Mexico, our Flat Glass business unit manufactures, processes, distributes and installs flat glass for the construction and automotive markets. The business unit's Mexican operations include 10 manufacturing facilities, including 3 float glass tanks, and approximately 118 distribution or installation centers, of which approximately 57 are owned by us and approximately 61 are franchises owned by third parties.

We also have a significant presence in the United States' flat glass market through our subsidiary Vitro America. Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 29 states through 9 manufacturing facilities, 45 distribution centers and 124 installation centers.

On May 4, 2001, we expanded our flat glass operations into Europe through the acquisition of 60% of the outstanding shares of common stock of Cristalglass, a processor and distributor of value-added flat glass for the European construction industry. Cristalglass has 5 processing facilities located in Spain. On December 27, 2002, we continued our expansion of our flat glass operations in Europe through the acquisition of 60% of the outstanding shares of common stock of Vidraria Chaves, a Portuguese processor and distributor of glass and glazing products for the European construction industry.

The Flat Glass business unit also has joint ventures with Visteon through Vitro Flex, with Solutia through Quimica M, with Owens-Corning, through Vifisa and with AFG Industries through Vitro AFG. We have partnered with groups of individual investors with respect to Cristalglass, Vidraria Chaves and our Mexican automotive replacement glass installation business.

Glass Containers

Based on the Glass Containers business unit's consolidated net sales of Ps. 10,012 million ($959 million) in 2002, we believe it is the largest glass containers producer in Mexico and Central America. In 2002, this business unit accounted for 42% of our consolidated net sales. During the same period, approximately 25% of the consolidated net sales of the Glass Containers business unit came from exports and approximately 13% came from sales by our foreign subsidiaries that are part of the business unit.

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of over 5,000 tons of glass per day. Its customers include leading companies such as Coca-Cola, Pepsi, Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty and Domecq.

The Glass Containers business unit operates 11 manufacturing facilities in Mexico, two in Central America and one in Bolivia. The business unit, which exports containers for the soft drinks, liquor and wine, pharmaceutical and cosmetic industries to the United States through its subsidiary Vitro Packaging, has 5 sales offices throughout the United States and includes Comegua, our joint venture with Cerveceria Centroamericana and Cerveceria de Costa Rica. Based on Comegua's net sales of Ps. 1,207 million ($115 million) in 2002, we believe it is the largest glass containers producer in Central America.

Glassware

Based on the Glassware business unit's consolidated net sales of Ps. 2,618 million ($251 million) in 2002, we believe the business unit is the largest producer of glassware in Mexico. In 2002, this business unit accounted for 11% of our consolidated net sales. During the same period, approximately 31% of the consolidated net sales of the Glassware business unit came from exports.

The Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bake ware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, in each case, of the glassware industry. This business unit has a production capacity of over 2 million units per day. Since 1997, Libbey, a leading producer of tableware in North America, has been our partner, holding a 49% interest in Vitrocrisa Holding, S. de R.L. de C.V., which we refer to as "Vitrocrisa," the holding company for our Glassware business unit. The business unit's customer base includes leading global manufacturers such as Hamilton Beach/Proctor-Silex and retailers such as Wal-Mart, HEB and other leading Mexican supermarket chains such as Gigante and Soriana.

The business unit has 3 manufacturing facilities in Monterrey, Mexico, 2 manufacturing facilities in Mexico City, Mexico and 10 distribution centers located throughout Mexico.

The Glassware business unit is also responsible for the operation of our plastic manufacturing and distribution business, which accounted for 20% of the consolidated net sales of our Glassware business unit in 2002. Our plastics manufacturing and distribution operations are conducted through 2 of our wholly owned subsidiaries.

Capital Expenditures

Our capital expenditure program is focused on new investments in, technological upgrades to and maintenance of, our manufacturing facilities, as well as expansion of our production capacity. Our capital expenditure program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations as such may be in effect from time to time.

The following table sets forth our capital expenditures by business unit for the periods presented.

	Year ended on December 31, (Millions of constant pesos as of December 31, 2002)			Three-month period ended on March 31, (Million of constant pesos as of March 31, 2003)
Business Unit	2000	2001	2002	2003
Flat Glass	Ps. 364	Ps. 406	Ps. 283	Ps. 95
Glass Containers	407	314	589	275
Glassware	163	91	125	32
Corporate	18	37	21	7

Total	Ps. 952	Ps. 848	Ps. 1,018	Ps. 409

During 2003, we expect to make capital expenditures as follows:

* the capital expenditure required by our agreement with AFG Industries to convert our glass containers facility in Mexicali, Mexico into a flat glass facility. We expect that the converted facility will have a flat glass production capacity of approximately 200,000 metric tons per year. The flat glass produced by this facility will be allocated equally between AFG and us, and each partner will market its allocation independently of the other. The capital expenditure that we estimate each of the partners will make in connection with this project is approximately $45 million. Our investment will be comprised of the contribution of our current facility, which was valued at $17 million when the contribution was made in 2002, and approximately $28 million in cash, which disbursement will be made in 2003. The conversion of this facility is currently underway. The converted facility is expected to commence operations by the first quarter of 2004 and to supply flat glass to the western United States and Mexico;

* the capital expenditure required to refurbish and expand one of our furnaces located in Queretaro, Mexico. We expect that the refurbishment and expansion will increase the furnace's production capacity by 30%. The capital expenditure that we made in connection with this project was approximately $21 million, all of which was made in 2003. The refurbished and expanded furnace has resumed operations;

* the capital expenditure required to refurbish and provide needed maintenance to one of our float glass tanks located in Monterrey, Mexico. We expect that the refurbished tank will have approximately the same production capacity as before the refurbishment. The capital expenditure that we estimate we will make in connection with this project is approximately $24 million in cash, all of which will be made in 2003. The refurbished furnace is expected to resume operations in 2003; and

* the remaining capital expenditures in 2003 will be focused on (i) providing maintenance to or upgrading the installed technology of several of our other facilities, (ii) purchasing equipment and making other expenditures relating to obtaining Industria Limpia certificates for each of our Mexican facilities, which capital expenditures we estimate will be approximately $5 million in 2003 and (iii) purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations.

We expect to finance all of the capital expenditures discussed above with cash flow generated by our operations.

Please see "Item 5. Operating and Financial Review and Prospectus-Liquidity and Capital Resources" for a discussion of our principal capital expenditures during the last three full fiscal years.

BUSINESS OVERVIEW

Business Strategy

We are focusing on enhancing the value of Vitro by (i) concentrating on our core competencies of glass manufacturing and distribution, (ii) strengthening our financial position, (iii) continuing to reduce costs and enhance operating efficiencies, (iv) leveraging Vitro's brand name and (v) selectively pursuing opportunities in core markets. We have begun and intend to continue to improve operating efficiencies, take advantage of existing synergies between our business units to improve operating margins, secure and maintain business relationships and long-term contracts with our key customers and joint venture partners and concentrate on serving high-margin markets with high value-added and innovative products.

Our objective is to increase our profitability by solidifying our market position as a key player in the global glass manufacturing and distribution industry. In order to achieve this objective, we operate our business based on the following strategies:

Concentrate on Core Competencies of Glass Manufacturing and Distribution

We believe our current business portfolio, composed of the Flat Glass, Glass Containers and Glassware business units, provides us with long-term, sustainable growth opportunities. With respect to each of our three business units, our focus will remain on serving high-margin markets with high value-added and innovative products as part of our strategy to distinguish ourselves from commodity manufacturers. Our business units rely on our manufacturing experience, technological strength, manufacturing flexibility, market and customer knowledge and our ability to efficiently produce high-quality glass products in order to implement this strategy and grow our business.

We aim to strengthen the Flat Glass business unit's position in the Mexican, United States and European markets by targeting high-margin markets with our products. Where appropriate, we intend to selectively pursue investment and integration opportunities in other attractive markets, as we have done in Spain and Portugal. The Glass Containers business unit seeks to improve its margins, strengthen its relationships with key customers and optimize its cash generation by expanding into niche markets that require high-quality products on short lead times. The Glassware business unit intends to focus on marketing and product innovation as well as its distribution and customer service capabilities.

To this end and as part of our effort to concentrate on our core businesses, we sold our interest in Vitromatic, the holding company of our former Acros-Whirlpool business unit, on July 3, 2002. Please see "Item 4. Information on the CompanyHistory and Development of the CompanyDivestitures" for more information on our recent divestitures, including Vitromatic.

Strengthen Our Financial Position

We intend to strengthen our financial position in the medium term by reducing debt through the use of internally generated funds and proceeds from the disposition of non-strategic business and non-core assets. Additionally, we intend to extend the average life of our debt by reducing our short-term debt and to align the currency mix of our debt profile to match the currency mix profile of our expected cash flow generation. These initiatives should improve our liquidity, diminish our foreign currency exchange risk and support the growth of our core businesses.

Continue to Reduce Costs and Enhance Operating Efficiencies

As part of our ongoing efforts to reduce costs and expenses, in 2001 we reduced the number of administrative staffers throughout our business units and the corporate headquarters by more than 600 people. We plan to continue with our efforts to reduce our selling, general and administrative expenses.

In 2002, we enhanced our operations and our communications network by upgrading our information systems. These initiatives extended across the value chain from employees and suppliers to customers. To upgrade our information systems, we entered into an agreement with Electronic Data Systems, which we refer to as "EDS," to outsource some of our information technology needs. EDS provides us with computer hardware and software and telecommunications management in addition to technical support more efficiently than we can provide such goods and services to ourselves.

One of the goals of our capital expenditure program is to continue to outfit our facilities with state-of-the-art technologies and processes where we believe such investments will improve our operating efficiencies or reduce our production costs.

Leverage "Vitro" Brand Name

The "Vitro" brand name is widely recognized in Mexico and in other markets where we have a presence as a leader in the manufacturing and processing of high-quality glass and related products. We plan to continue leveraging the "Vitro" brand name to emphasize our commitment to high-quality glass products.

Selectively Pursue Opportunities in Core Markets

We believe that significant opportunities exist in glass markets outside of Mexico. We intend to pursue such opportunities on a selective basis. Historically, our growth has been through organic growth, expansion into foreign markets via exports and strategic acquisitions. Increasing access to foreign markets will support the achievement of our strategic objectives of consolidating our leadership position in the domestic and regional markets in the Americas, growing in attractive markets outside of the Americas and mitigating the impact of slowdowns in regional demand.

Competitive Strengths

Substantial Net Sales and Cash Generation Base

Our consolidated net sales were Ps. 23,922 million ($2,292 million) in 2002, placing us among the largest Mexican companies. Historically, we have been able to maintain a substantial level of consolidated net sales and generate a significant cash flow despite changes in the markets we serve and fluctuations in demand for our products.

Solid and Diverse Customer Base

We have successfully established long-term relationships with customers that are leaders in their industries due to the high-quality of our products and our ability to effectively meet our customers' specifications and volume requirements promptly and consistently. These long-standing relationships, some of which are over 50 years old, provide us with a stable and diverse revenue base. Ford, General Motors, Modelo, Coca-Cola, Pepsi, Domecq and Procter & Gamble are examples of companies with whom we have strong commercial relationships. In 2002, no single customer accounted for more than 5% of our consolidated net sales. Our customer diversity is enhanced by the breadth of industries we serve, which include the automotive, construction, beverage, food, lodging and restaurant, pharmaceutical and cosmetic industries.

Broad Market and Geographical Scope

Our Mexican customer base is complemented by our presence in other North, Central and South American as well as European markets. We have manufacturing facilities in eight countries throughout the Americas, Spain and Portugal. We have distribution centers throughout the Americas and Europe and benefit from a diversified customer base located in 70 countries. During the last three years, an average of approximately 80% of our consolidated net sales were denominated in or linked to the U.S. dollar. Our presence in mature economies, especially in the United States, partially balances our exposure to downturns in emerging market economies. For the year ended on December 31, 2002, our total export and foreign subsidiaries' sales represented more than 50% of our consolidated net sales. We have also reduced our exposure to downturns in any single industry by serving diverse glass market sectors through our three business units.

Strong Strategic Alliances

We have successfully established numerous joint ventures and technology sharing relationships, some of which are over 30 years old, with leading American and European companies. These arrangements supplement our product design and manufacturing technologies and, in certain instances, provide us with access to significant distribution networks. Sales attributable to joint ventures represented approximately 61% of our consolidated net sales in 2002. Many of our joint venture partners, including Pilkington (Flat Glass), AFG Industries (Flat Glass) and Libbey (Glassware), are recognized as global leaders in their respective industries.

Efficient Producer of High-Quality Glass Products

Our glass manufacturing experience and technology have allowed us to operate efficiently while manufacturing products recognized for their high quality. Our efficiency, expertise and focus on value-added products have allowed us to achieve competitive margins. For instance, we have reduced the number of units that we must produce in any single production run in order to do so efficiently and cost-effectively. Thus, we can plan and execute short production runs with less lead time per production run and fill orders of low-volume, high-margin products quickly and cost-effectively.

In addition, our experienced personnel constantly seek to obtain the best and most innovative technology available in the industry and to use it to develop products of superior quality. Through the years, our subsidiaries have received several domestic and international quality awards.

Experienced Management Team

We have an experienced senior management team with an average of over 27 years of industry experience and an experienced team of operating managers with an average experience of over 20 years in glass manufacturing. We employ highly-qualified and trained engineers and technicians who design, develop and maintain our production facilities. We maintain a training facility in Mexico where we conduct continuing training programs in competitive manufacturing and administrative processes for our operating and administrative personnel.

Operating Business Units

Our operations are currently organized into three operating business units: the Flat Glass business unit (approximately 47% of our consolidated net sales in 2002), the Glass Containers business unit (approximately 42% of our consolidated net sales in 2002) and the Glassware business unit (approximately 11% of our consolidated net sales in 2002). Prior to October 2001, we organized our operations into five business units. On October 1, 2001, we integrated those of our subsidiaries that were part of our Diverse Industries business unit into our other business units, thus reducing the number of business units through which we conducted our operations to four. On July 3, 2002, we sold our controlling 51% interest in Vitromatic, which was our Acros-Whirlpool business unit, to Whirlpool. Since the sale of our interest in Vitromatic, we have conducted our operations through our Flat Glass, Glass Containers and Glassware business units.

The table below lists our current principal products, customers and end users, sales regions and joint venture partners by business segment.

Sector	Products	Customers and End Users	Sales Regions	Joint Ventures
Flat Glass:
Construction Glass	Float glass, rolled glass, architectural tempered safety glass, insulated glass units and polyvinyl butiral	Construction industry, distributors and installers	Mexico, U.S., Canada, Europe and Central and South America	Pilkington plc, Solutia and AFG Industries
Automotive Glass	Windshields, rear and side tempered glass and polyvinyl butiral	OEMs, automotive replacement glass market, distributors and installers	Mexico, U.S., Canada and Central and South America	Pilkington plc, Visteon and Solutia
Fiberglass Products	Fiberglass, thermal insulators and composites fibers	Construction, automotive and household products industries	Mexico, U.S. and Central and South America	Owens-Corning, Inc.
Glass Containers:
Glass Containers	Soda lime glass containers	Soft drink, food, beer, liquor and wine, pharmaceutical and cosmetics industries	Mexico, U.S., the Caribbean and Central and South America	Cerveceria Centroamericana and Cerveceria de Costa Rica
Packaging	Aluminum cans	Beverage industry	Mexico and Central America	Rexam Beverage Can of the Americas, Inc.
Raw Materials	Soda Ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers	Mexico, U.S. and South America
Capital Goods	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Glass Containers business unit, Flat Glass business unit, Glassware business unit, glass manufacturers and other third party manufacturers	Mexico, U.S. and Central and South America
Glassware:
Glassware	Glassware, flatware, stemware, bake ware, home decor products, coffee carafes, blender jars, lids, candle holders and lighting products	Commercial distributors, supermarkets, discount stores, consumer and industrial markets, institutional food service customers, hotels and restaurants and reatil consumers	Mexico, U.S., Canada, Middle East, Europe and Central and South America	Libbey
Packaging	Plastic containers, plastic tubes and disposable thermofold ware and industrial products	Food and dairy industry, supermarket and convenience stores, pharmaceutical and personal care distributors and retail customers	Mexico and U.S.

Please see "Item 5. Operating and Financial Review and Prospects-Results of Operations" and note 19 of our financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each of the last three full fiscal years.

Flat Glass Business Unit

The Flat Glass business unit began operations in 1936 with the incorporation of Vidrio Plano, S.A. de C.V., in Monterrey, Mexico and, based on the business unit's consolidated net sales of Ps. 11,380 million ($1,090 million) in 2002, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and among the largest processors and distributors of flat glass in the United States. Based on the number of molding furnaces the business unit currently operates in Mexico, we believe it is also a major manufacturer of safety glass products for the automotive OEM and replacement markets in Mexico. In 2002, this business unit accounted for 47% of our consolidated net sales. During the same period, approximately 24% of the consolidated net sales of the Flat Glass business unit came from exports and approximately 47% came from sales by our foreign subsidiaries that are part of the business unit.

The Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries and has a production capacity of over 500,000 tons per year of float glass. In 2002, approximately 60% of the business unit's Ps. 11,380 million ($1,090 million) consolidated net sales were to the construction industry and approximately 40% of such consolidated net sales were to the automotive industry.

Since 1965, Pilkington, a leading manufacturer of flat glass in the world, has been our partner, holding a 35% interest in Vitro Plan, the holding company for our flat glass business unit. Pilkington has also been an important provider of technology to our Flat Glass business unit. Our Flat Glass business unit's customer base includes General Motors, Ford, DaimlerChrysler and Nissan in the automotive industry, and several large domestic and foreign companies in the construction industry.

Our Flat Glass business unit also includes (i) Vifisa, our joint venture with Owens-Corning that is engaged in the manufacturing and distribution of fiberglass products, (ii) Vitro Flex, our joint venture with Visteon that is engaged in the manufacturing and distribution of flat glass products for the automotive industry, (iii) Cristalglass, our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the European construction industry and (iv) Quimica M, our joint venture with Solutia that is engaged in the manufacturing and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields. Owens-Corning holds a 40% interest in Vifisa, Visteon holds a 38% interest in Vitro Flex and Solutia holds a 49% interest in Quimica M. A group of individual investors owns a 40% interest in Cristalglass.

The Flat Glass business unit's strategy is to:

* increase its leadership position as a manufacturer and distributor of higher-margin products in the markets it currently serves;
* maintain its leading position in the Mexican flat glass market including the Mexican automotive replacement market;
* solidify its relationship with automotive OEMs in Mexico and the United States;
* consolidate its presence as a processor and distributor in the United States;
* increase its presence in Spain and other markets in Europe; and
* selectively pursue opportunities for profitable growth in other parts of the world.

The Flat Glass business unit uses float glass produced by its own float glass tanks to manufacture safety glass products. These safety glass products are then processed into windshields and tempered glass, including complex curvature glass for automobiles and architectural tempered safety glass, insulated glass units and mirror glass.

Generally, the Flat Glass Business unit's sales are not seasonal. However, sales to the automotive glass replacement market tend to decrease during the northern hemisphere's winter, particularly in the northern states of the U.S.

Exports and Foreign Subsidiaries' Sales

Export sales from the Flat Glass business unit's operations in Mexico were approximately $272 million in 2002. A majority of these export sales were sales by our Mexican subsidiaries to automotive OEMs in the United States. Sales of the business unit's foreign subsidiaries (principally Vitro America) were $460 million in 2002 while Vitro Plan sold approximately $219 million directly to customers in the United States and other countries. Consequently, in 2002, approximately 62% of the Flat Glass business unit's sales were made in the United States.

Mexican Operations

We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit's sales in Mexico in 2002. In 2002, the Mexican subsidiaries of the Flat Glass business unit serving the construction and automotive industries had consolidated net sales of approximately Ps. 5,395 million ($517 million), of which approximately 43% were to the construction industry and 57% were to the automotive industry. The principal products that the Flat Glass business unit produces for the construction industry in Mexico are float glass, rolled glass and tempered architectural safety glass, principally for commercial, residential and construction uses. The Flat Glass business unit also produces mirrors, insulating glass, tempered glass, tabletops and coated glass. The business unit is expanding its production of higher value-added products, such as Duo-Vent (insulated glass) windows, mirrors and tempered and laminated products.

In Mexico, the business unit's safety glass products are principally supplied to the automotive OEMs and to the Mexican automotive glass replacement market, while its construction glass products are used in the Mexican construction industry. The architectural and safety glass product lines of the Flat Glass business unit are produced by various subsidiaries of Vitro Plan.

The business unit's flat glass products are produced using the float method, which involves pouring molten glass over a molten tin bath. The Flat Glass business unit operates two float glass tanks near Monterrey, Mexico and one float glass tank in Mexico City, Mexico. Our total production capacity is over 500,000 tons of float glass per year. In addition, the Flat Glass business unit operates 5 processing facilities in Mexico for the automotive OEM market and the automotive glass replacement market, including Vitro Flex's facility located near Monterrey, Mexico. As of March 31, 2003, these facilities were operating at approximately 90% of their capacity. All of the Flat Glass business units facilities have obtained International Organization for Standardization 9001 certification, which we refer to as "ISO 9001 Certification."

The Flat Glass business unit sells its construction products to builders, glass installers and distributors of glass products through its own sales force. With respect to automotive products, the Flat Glass business unit's Mexican operations sells directly to automotive OEMs in Mexico and the United States, independent distributors and installers and Vitro Car, S.A. de C.V., which we refer to as "Vitro Car," the business unit's wholly-owned subsidiary engaged in installing automotive replacement glass in Mexico.

Visteon is the largest customer of the business unit's automotive safety glass products, through its purchases from Vitro Flex, for use in Ford's assembly plants in the United States and, through its purchases from other subsidiaries of Vitro Plan subsidiaries, for use in Ford's assembly plants in Mexico. In addition, the Flat Glass business unit sells automotive safety glass products to other automobile manufactures in Mexico (including sales relating to the orders made under Pilkington's global supply agreements with such automobile manufacturers), the United States and other markets.

In order to better serve their customers, Vitro Plan's subsidiaries have designated marketing executives for major construction glass products customers and established account plans for automotive OEMs. The business unit has designated commercial executives to serve as individualized customer service representatives for the business unit's principal purchasers of construction products. Similarly, OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales. Vitro Plan's subsidiaries have established 9 distribution centers throughout Mexico where customers of both construction and automotive products can access information about the availability of products on a real time basis.

The Flat Glass business unit relies exclusively on its own sales force for the sale of construction products, except for the business unit's skylight products, which are marketed by a group of independent manufacturers' representatives. This sales force markets the business unit's construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers.

The business unit's automotive products are sold exclusively through its own sales force and distribution centers. The business unit's sales force services automotive OEMs while the automotive glass replacement market is serviced through the business unit's distribution centers throughout Mexico.

Through Quimica M, the Flat Glass business unit also produces polyvinyl butyral in Mexico, which is an inner layer of plastic film in the manufacture of clear and shaded windshields.

In addition to supplying automotive OEMs, the Flat Glass business unit also supplies, through Vitro Car, the automotive glass replacement market in Mexico with safety glass produced by Vitro Plan and, to a lesser extent, with imported products purchased from manufacturers other than us. The business unit intends to extend the breadth of its automotive safety glass product line in order to increase exports to the automotive glass replacement market in the United States and Central and South America.

United States Operations

The United States operations of the Flat Glass business unit are conducted through Vitro America, which, based on its sales in 2002, is a major processor and distributor of flat glass products in the United States. In 2002, Vitro America had consolidated net sales of approximately $460 million, of which approximately 78% were to the commercial construction flat glass segment and approximately 22% were to the automotive replacement market.

Vitro America purchases flat glass from United States manufacturers and uses it as raw material to process tempered, spandrel, insulated, laminated and mirror products, as well as thick glass doors, vision walls and handrails. These products are sold directly to distributors as well as to end-buyers through Vitro America's own distribution centers and retail shops. Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the business unit's manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries. Approximately 20% of the sales of Vitro America correspond to products manufactured by our Mexican subsidiaries and 80% corresponds to products purchased from third parties.

Vitro America also distributes to the United States automotive replacement market a full line of auto glass products, including windshields, side and back tempered windows for American and foreign cars and trucks, as well as a wide range of flat glass products produced by other manufacturers.

On April 7, 2000, Vitro America consummated the acquisition of Harding, a subsidiary of SunSource Inc. Based on the size of Harding's distribution network, in 2000 it was one of the United States' largest distributors of glass products for the automotive and construction markets. Through the acquisition of Harding's business and assets Vitro America added approximately $100 million to its annual revenue base and incorporated into its operations 5 distribution centers and 118 retail stores strategically located throughout the United States. The company holding Harding's assets was merged into Vitro America in January 2001. Upon the acquisition of the assets of Harding, Vitro America operated 10 manufacturing centers, 44 distribution branches and 151 "Binswanger" retail stores in the United States.

Vitro America sells its construction products to builders and glass installers, which employ its products in industrial and commercial projects such as skyscrapers and other buildings.

European Operations

The Flat Glass business unit competes in the European flat glass construction industry through Cristalglass. Cristalglass processes and distributes flat glass for the construction industry through 5 processing facilities located in Spain. In 2002, Cristalglass had consolidated net sales of Ps. 869 million ($83 million). Most of the sales of Cristalglass are of Duo-Vent (insulated glass) windows, a value-added product, which are distributed to builders and distributors by Cristalglass' own sales force.

Central and South American Operations

Through our Colombian subsidiary, Vidrios Templados Colombianos, S.A., which we refer to as "Vitemco," the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Colombia. Vitemco has 1 processing facility which is located in Colombia. In 2002, Vitemco had net sales of Ps. 177 million ($17 million). Vitemco is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America.

Vitemco markets its products through a network of independent distributors to small- and medium-sized builders. Vitro Plan is providing technical assistance to Vitemco with respect to the manufacturing of automotive glass for the OEM and the automotive glass replacement markets.

Competition

In Mexico, the Flat Glass business unit faces competition in the construction industry mainly from Compagnie de Saint Gobain, which we refer to as "Saint Gobain," and from imports of glass products. With respect to automotive safety glass, the business unit's principal competition includes Saint Gobain, PPG Industries, Asahi, Pilkington, Visteon and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. In addition to its float glass capacity, Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico. In Mexico, the Flat Glass business unit competes primarily on price and quality.

The Flat Glass business unit faces competition in the United States from a variety of U.S. flat glass manufacturers, as well as from a large number of medium- and small-sized producers and distributors of flat glass products. The Flat Glass business unit competes for customers in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) and quality.

In Europe, the Flat Glass business unit faces competition in the niche-markets that it serves from several small-and medium-sized distributors.

Fiberglass Products

Fiberglass products manufactured by Vifisa include insulating materials used for piping, tanks, boilers, ducts and air conditioning equipment, as well as insulation slabs used in the construction industry for roofs, walls and ceilings. Vifisa also produces thermal insulators for use in refrigerators, ranges, ovens and water and space heaters and manufactures reinforcing fibers for plastic resins, which are used in automobiles, boats and other products. In 2002, Vifisa had net sales of approximately Ps. 612 million ($59 million). In November 2000, Vifisa received the first ever Iberoamerican Quality Award, prevailing over important manufacturers located throughout Latin America, Spain and Portugal.

Vifisa's products are marketed in Mexico through its own sales force and distribution centers. Vifisa faces competition from imports of fiberglass insulation and other insulating materials from the United States and from substitute materials such as foam polyurethane.

Although Vifisa is 60% owned by Vitro Envases Norteamerica, S.A. de C.V., which we refer to as "VENA," the holding company of the Glass Containers business unit, Vifisa is operated by, and its operating results are consolidated into, the Flat Glass business unit. Owens-Corning holds the remaining 40% interest in Vifisa.

Glass Containers Business Unit

The Glass Containers business unit began its operations in 1909 as Vidriera Monterrey, S.A. de C.V., the founding company of the Vitro group of companies, and, based on the business unit's consolidated net sales in 2002 of Ps. 10,012 million ($959 million) we believe it is the largest glass container producer in Mexico and Central America. In 2002, this business unit accounted for 42% of our consolidated net sales. During the same period, approximately 25% of the consolidated net sales of the Glass Containers unit came from exports and approximately 13% came from sales by our foreign subsidiaries that are part of the business unit.

The business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of over 5,000 tons of glass per day. Its customers include leading companies such as Coca-Cola, Pepsi, Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty and Domecq.

The Glass Containers business unit also includes (i) Comegua, our joint venture with Cerveceria Centroamericana and Cerveceria de Costa Rica, which, based on Comegua's net sales in 2002 of Ps. 1,207 million ($115 million), we believe is the largest glass containers producer in Central America and (ii) Alcali, Vancan, FAMA and Vilux. Alcali, Vancan and FAMA were previously part of the Diverse Industries business unit and manufacture, respectively, soda ash and bicarbonate, aluminum cans and capital goods, such as glass forming machines and molds. Alcali, Vancan and FAMA were integrated into the Glass Containers business unit effective October 1, 2001. Cerveceria Centroamericana and Cerveceria de Costa Rica, together, hold a 50% interest in Comegua, but we operate the business. Rexam Beverage Can of the Americas, Inc., which we refer to as "Rexam," holds a 50% interest in Vancan. Vilux is our wholly-owned Bolivian glass containers manufacturer.

The Glass Containers business unit's business strategy is to maintain its leadership position in the glass containers sector of the rigid packaging industry in Mexico and Central America and to increase sales in the United States and South America. Among the business unit's key competitive strengths are its productivity, quality levels, low production costs and versatile production processes. The business unit's high levels of productivity, quality and low production costs, as well as its ability to rapidly meet higher demand, allows the business unit to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. Similarly, the business unit's technological expertise permits the introduction of new products, lightweight bottles and innovative customized images in order to meet the design requirements of customers. In keeping with the trend in the glass container industry, the Glass Containers business unit is producing lighter-weight containers, that are at least as strong as the heavier containers they replace, yet have lower production costs. The versatility and flexibility of the business unit's production processes are reflected in the business unit's ability to offer customers special glass colors, fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including "plastishield," adhered ceramic labels and heat transfer labels. The business unit has reduced the product development cycle for glass containers from to 5 weeks, which response time is in line with the response time of other world-class producers. The Glass Containers business unit has a widely diversified customer base.

Traditionally, the Glass Containers business unit has had access to technology that we believe is state of the art in the glass containers industry. For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. Owens-Illinois allows the business unit to continue using Owens-Illinois' unexpired patents in Mexico. Our latest glass container labeling capability includes state of the art technology in organic paints. This process, which is called Ultraviolet Cure and which we refer to as "UV Cure," was developed to further our continuous efforts to grow in high-margin niche markets by providing value-added products. We are currently the only glass containers manufacturer in the Americas with this type of UV Cure, high-speed decoration process capable of applying up to six colors at high speeds. We are currently waiting for patent approval on our formula for this type of paint, which is more environmentally friendly than similar products in the market. We are currently supplying this type of decoration to customers such as Coca-Cola and Coors.

Sales of the Glass Containers business unit in the beer and soft drinks segments in Mexico are seasonal, where hot weather is a positive contributing factor. As a result, second and third quarter sales are typically higher than sales in the first and fourth quarters. Accordingly, the Glass Containers business unit generally builds its inventory of soda lime glass containers during the fourth and first quarters in anticipation of seasonal demand.

In addition, to maintain as well as improve operating margins and production levels, the Glass Container business unit is actively working with its principal customers and is constantly pursuing new and existing customers requiring niche-type products.

Exports and U.S. Operations

Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $236 million in 2002. The large majority of the export sales of the business unit are made to the United States, principally through our United States trading company, Vitro Packaging, which also sources part of its glass containers from third parties. The Glass Containers business unit intends to increase export sales into the United States by offering value-added specialty products, through sales in the cosmetics segment and to wine and liquor bottlers in the western United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. Approximately 38% of the Glass Containers business unit's sales are made outside of Mexico.

Mexican Operations

The Glass Containers business unit produces soda lime containers at 6 manufacturing facilities located throughout Mexico. The business unit's facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and lower transportation costs. All such facilities have obtained ISO 9001 certification. We also own two cullet-processing plants one of which is leased to a third party which, in turn, supplies us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those prevailing in the United States and in other countries, we conduct campaigns throughout Mexico to collect glass containers.

In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit's customers can access product information, place orders, check inventories, trace shipments and consult account statements.

Central and South American Operations

Comegua, a joint venture in which we hold a 49.7% interest, is a Panamanian holding company that operates manufacturing facilities in Guatemala and Costa Rica and distributes glass containers throughout Central America and the Caribbean. We first invested in Comegua in 1964. Glass containers sales at Comegua for 2002 were Ps. 1,207 million ($115 million).

We also own 100% of the common stock of Vilux, a company that owns and operates what we believe is the largest glass container manufacturing facilities in Bolivia based on its 2002 production capacity. Vilux distributes glass containers for the soft drink, food, beer, wine and liquor and pharmaceutical industries throughout Bolivia, southern Peru and northern Argentina.

Competition

Although, based on the business unit's consolidated net sales in 2002 of Ps. 10,012 million ($959 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers. Glass containers in Mexico also compete with alternative forms of packaging, including metal, plastic, paper and cardboard laminated containers, such as tetra-pack. In the soft drink industry, the Glass Containers business unit has faced increasing competition from returnable and non-returnable polyethylene therephtalate containers, which we refer to as "PET," as well as aluminum cans. In particular, since 1993 the shift of soft drink and food containers from glass to PET has continued, albeit at a slower rate in recent years. Although the business unit has and continues to introduce several presentations of returnable and non-returnable glass containers for soft drinks, we cannot be certain that demand for returnable PET containers will not continue to grow at the expense of demand for glass containers. In response to the trend in soft drinks and food containers from glass to PET, we have and continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, novel product presentations and customer service.

In Mexico, the business unit competes for customers primarily on the basis of service (focusing on on time deliveries and design), quality (including the ability to conform to a wide variety of specifications) and scale (including the ability to assure customers of the capacity necessary to support their growth).

The Glass Containers business unit faces greater competition in the United States than in Mexico, mainly from Saint Gobain and Owens-Illinois. However, the business unit has utilized its competitive strengths to supply a variety of higher margin, value added products, including specialty food, beverage, cosmetics, wine and liquor containers, and to increase its production expertise and flexibility thereby allowing it to reap higher operating margins relative to traditional products. The business unit's ability to offer cost-effective short production runs, quick turn-around of new products, an extensive glass color selection, diverse labeling capabilities and unique container designs are all examples of the application of its competitive strengths. The Glass Containers business unit competes primarily on quality, design and price in the United States.

In Central America, the Glass Containers business unit competes with a number of smaller regional manufacturers.

Raw Material Operations

The raw materials operations of the business unit are carried out by Alcali, a wholly-owned subsidiary of VENA. The principal product lines of Alcali are synthetic soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. A significant portion of Alcali's soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties.

Alcali competes in the soda ash sector with the American Natural Soda Ash Corporation, which we refer to as "Ansac," a United States exporter of natural soda ash. Alcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.

Packaging Operations

The Glass containers business unit also produces aluminum cans through Vancan, our joint venture with Rexam, one of the worldwide leaders in the production of aluminum cans. Rexam holds a 50% interest in Vancan. Vancan operates a can manufacturing facility in Queretaro, Mexico. The aluminum cans produced by Vancan serve mainly the Mexican beverage industry. We provide marketing and distribution expertise and administrative support services to Vancan, while Rexam provides technical assistance to the joint venture. Vancan maintains its own marketing and sales force and distributes its products directly to its customers. Net sales of Vancan in 2002 totaled Ps. 672 million ($64 million).

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

FAMA produces state of the art glass forming machines for the Glass Containers business unit. In addition, FAMA produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. FAMA also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operation and process controls for glass forming machines. Finally, FAMA manufactures annealing lehrs for the float and hollow glass industries.

FAMA generally competes with the major international manufacturers of machinery and equipment for the glass industry.

Glassware Business Unit

We believe that the Glassware business unit, which commenced operations in 1936 with the incorporation of Cristaleria, S.A. de C.V., is the largest producer of glassware in Mexico based on its consolidated net sales of Ps. 2,618 million ($251 million) in 2002. The Glassware business unit is also one of the largest plastic container, plate, glass, cup and flatware manufacturers in Mexico. Presently, the Glassware business unit consists of seven operating companies.

The Glassware business unit's principal products include glassware, dinnerware, stemware, bake ware, plastic containers and home decor products for the consumer segment, glassware, plastic containers and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers and lighting products for the industrial segment, in each case, of the glassware industry.

The business strategy of the Glassware business unit is to strengthen its core glass product business, with an emphasis on developing its high value added and industrial product lines, thus improving both profitability and sales in Mexico and abroad.

On August 29, 1997, we entered into a joint venture with Libbey pursuant to which Libbey became our partner in Vitrocrisa and Crisa Industrial, LLC, which we refer to as "Crisa Industrial." Libbey holds a 49% interest in each of Vitrocrisa and Crisa Industrial. We are responsible for the day-to-day management of the joint venture.

We have identified that the second and fourth quarter of the year tend to show an increase in sales in Mexico, as some of our products are sold as gifts, and therefore are in higher demand, particularly during April and November. Also, the promotional segment of the market tends to increase its demand in those years in which important events such as the Olympic games or the World Cup are held.

Exports

Total exports sales of the Glassware business unit amounted to $79 million in 2002, or approximately 31% of its consolidated net sales. All glass product export sales of this business unit are conducted through our joint venture with Libbey and are exported mainly to the United States and Canada.

Mexican Operations

Vitrocrisa manufactures soda lime glass and borosilicate glass products in its two facilities in Monterrey, Mexico. We believe that the business unit's borosilicate glass products, which are more resistant than soda lime glass products to rapid temperature changes are attractive to potential customers in industrial applications. Vitrocrisa's plants also are capable of manufacturing products in a number of different colors and thermal treatments, which provides a competitive advantage compared to colored glass and specialty glass product lines. The business unit also manufactures flatware products in another facility located in Monterrey, Mexico. All of the Glassware business unit's facilities have obtained ISO 9001 certification.

Based on its consolidated net sales in 2002, the Glassware business unit is the largest producer of glass tableware in Mexico. The business unit has 10 distribution centers and several sales offices located throughout Mexico. The business unit relies exclusively on its own sales and marketing force in Mexico, which markets the products directly or through wholesale commercial distributors, supermarkets and department, discount and outlet stores and direct consumer marketing efforts.

The business unit is focusing on attempting to reduce the time of a new product development, improve service to its customer and increase the number of products developed per year. The business unit utilizes a variety of marketing research tools, including consumer focus groups, point of sale analysis and customer usage and habit studies to stay informed of changes in customers' product preferences. It is also constantly evaluating methods to simplify its distribution channels so as to get closer to the end user of its products. We believe that by doing these things we will better satisfy consumer demands thus increasing our customer's satisfaction with our products.

International Operations

The Glassware business unit's operations in the United States and Canada are conducted through Crisa Corporation, Crisa Industrial and Crisa Ltd., which operate under their own management and are all located in Laredo, Texas. The principal products distributed by Crisa Corporation in the consumer segment include glassware, dinnerware and home decor products. In the industrial sector, Crisa Industrial distributes products such as coffee carafes, blender jars, lids and lighting products to industrial customers.

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

Plastic Containers

The business unit supplies a variety of industries and end users with plastic containers, plastic tubes and disposable thermofold ware and industrial products. These products are manufactured at 2 manufacturing facilities, both located within the Mexico City, Mexico area.

The business unit's plastic container products are marketed by the business unit's internal sales force and outside distributors. The business unit's plastic containers operations face competition from a large number of small and medium sized Mexican manufacturers of plastic container products.

Raw Materials

Glass

The most important raw materials utilized by our business units are soda ash, which we purchase from Ansac, silica sand and feldspar. With respect to the sourcing of our needs of silica sand and feldspar, we entered into a ten year supply agreement with Unimin Corporation, which we refer to as "Unimin," ending June 2007, whereby our applicable subsidiaries are committed to purchase, and certain of Unimin's subsidiaries are committed to sell, the business unit's requirements of silica sand and feldspar at market prices. In terms of soda ash sourcing, the Glass Containers business unit, through its subsidiary Alcali, has, to a large extent, the production capacity to supply the needs of our glass making operations in Mexico. To the extent that any of our subsidiaries in Mexico requires silica sand or soda ash of a different grade than that produced by Unimin (silica sand and feldspar) or by Ansac and Alcali (soda ash), such companies may acquire such silica sand or soda ash from various suppliers in the United States. Our glass making business units are not dependent on any single supplier for any of the raw materials utilized in their business activities.

Energy

In October 2000, several subsidiaries of Vitro, which together operated 17 manufacturing facilities throughout Mexico, mainly in the vicinity of Monterrey and Mexico City, entered into a 15 year "take-or-pay" power purchase agreement for the purchase of 110 megawatts of electricity with Enron Energia Industrial de Mexico, S. de R.L. de C.V., which we refer to as "Energia Industrial," a subsidiary of Enron Corp. After the sale of our interest in Vitromatic in July 2002, certain of our subsidiaries continue to have a commitment to purchase 104 megawatts from Energia Industrial. Such purchases represent approximately 80% of our aggregate annual electricity consumption in Mexico. In December 1999, Alcali entered into a 15 year steam purchase agreement with Energia Industrial for the purchase of a minimum of 150 tons of steam per hour. Vitro guaranteed its subsidiaries' obligations to purchase electricity and steam under these agreements.

In October 2001, Enron Corp. sold 80% of its equity participation in Energia Industrial to Tractebel, S.A., which we refer to as "Tractebel," and the name of Energia Industrial was changed to Tractebel Energia de Monterrey, S. de R.L. de C.V., which we refer to as "Tractebel Energia". During the first semester of 2002, Enron Corp. sold its remaining equity participation in Tractebel Energia to Tractebel. Tractebel Energia declared the plant commercially operational in April of 2002 for power and May of 2002 for steam, at which time the 15 year periods under the power purchase agreement and the steam purchase agreement began to run.

Our obligations under the power purchase agreement are contractually established and partially based on known variables such as the inflation rate in Mexico and the exchange rate between the peso and the U.S. dollar. Although it is impossible for us to accurately predict the inflation rate in Mexico or the exchange rate between the peso and the U.S. dollar, we can reasonably estimate, based on our current internal projections, that our average annual payments for the amounts we are contractually required to purchase under the agreement will be between $18 and $22 million. We estimate average yearly savings of approximately $10 million relative to our expenditures on energy before April 2002.

Natural Gas

Most of our glass furnaces are fueled by natural gas. The vast majority of the natural gas utilized at our Mexican facilities is purchased from Petroleos Mexicanos, S.A. de C.V., which we refer to as "Pemex." We have never suffered any material interruption in our natural gas supply from Pemex. In order to protect against the volatility of natural gas prices, we have entered into hedging arrangements with Pemex and others that have the effect of fixing the price we will pay for natural gas. However, these hedging arrangements will all expire during 2003. We cannot assure you that we will be able to enter into similar hedging arrangements in the future on terms favorable to us or at all. various alternative sources. See "Operating and Financial Review and Prospects─Qualitative and Quantitative Market Disclosure─Natural Gas Price Risk."

We believe that all the above-described raw materials are and will continue to be available from various suppliers and, in the case of natural gas, from Pemex.

PROPERTY, PLANT AND EQUIPMENT

Most of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2002, the net book value of all land and buildings, machinery and equipment and construction in progress was Ps. 18,490 million ($1,771 million), of which approximately Ps. 16,466 million ($1,577 million) represented assets located in Mexico, approximately Ps. 268 million ($26 million) represented assets located in the United States, approximately Ps. 1,466 million ($140 million) represented assets located in Central and South America and approximately Ps. 291 million ($28 million) represented assets located in Europe.

Our principal executive offices are located in the Monterrey, Mexico area and are owned by us. We have granted a mortgage on these offices.

We own and operate 47 manufacturing facilities in Mexico and elsewhere, of which three float glass tanks are our largest facilities. We have granted a mortgage on one of our float glass tanks and our subsidiary Comegua has granted a mortgage on one of its furnaces.

We believe that all our facilities are adequate for our present needs and suitable for their intended purpose and that our manufacturing facilities are generally capable of being utilized at a higher capacity to support expected increases in demand.

The following table sets forth each business unit's principal manufacturing facilities.

Business Unit	Average Capacity Utilization as of December 31, 2002	Average Capacity Utilization as of March 31, 2003	Number of Facilities by City or Country
Flat Glass	92%	90%	Monterrey (4) Mexico City (5) Puebla United States (9) Colombia Spain (5) Portugal (3)
Glass Containers	89%	82%	Monterrey (4) Guadalajara. Mexico City (2) Queretaro (3) Toluca Costa Rica Guatemala Bolivia
Glassware	66%	50%	Mexico City (2) Monterrey, N.L. (3)

We also maintain over 100 sales offices and warehouses in Mexico and over 150 warehouses, sales offices and retail shops in the United States, most of which are leased.

Please see "Item 4. Information on the Company-History and Development of the Company-Capital Expenditures" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures" for discussions of our capital expenditures.

Environmental Matters

Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. The primary federal environmental law is the Ley General de Equilibrio Ecologico y Proteccion al Ambiente pursuant to which rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. The Mexican federal government has also enacted regulations concerning imports and exports of hazardous materials and hazardous wastes. In addition, in 1995, Mexico promulgated environmental regulations that established a series of increasingly stringent air emission standards for glass manufacturing operations. We expect to spend approximately $4 million in capital expenditures over the next 2 years to comply with these and other environmental regulations as they become effective or are modified. We may, however, incur amounts greater than currently estimated due to changes in law and other factors beyond our control.

The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales, which we refer to as "SEMARNAT." An agency of SEMARNAT, the Procuraduria Federal de Proteccion al Ambiente, which we refer to as "PROFEPA," has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring civil and criminal proceedings against companies and individuals that violate environmental laws and has the power to close facilities not in compliance with federal environmental laws. Furthermore, in special situations or certain areas where federal jurisdiction is not applicable or appropriate, the state and municipal authorities can regulate and enforce certain environmental regulations, as long as they are consistent with federal law.

We believe we are in substantial compliance with environmental laws in Mexico applicable to our operations. Moreover, in 1998, the subsidiaries of Vitro initiated an environmental auditing program, which was approved by PROFEPA. An independent auditor certified by PROFEPA has completed environmental audits of 25 of our facilities in Mexico. Thirteen of these 25 facilities have already obtained PROFEPA's certification of Industria Limpia or "Clean Industry," which is a certification of our compliance with certain environmental laws. The remaining 12 audited facilities are in the process of making the changes necessary to obtain the Industria Limpia certificate from PROFEPA. We intend to meet all the requirements of the environmental audit and obtain Industria Limpia certificates for these remaining facilities by December 2003, at an estimated cost of approximately $5 million.

In addition, we have implemented energy conservation, emissions reduction and water management programs at our Mexican facilities. In the last six years, these programs have reduced our energy consumption by approximately 30%, our nitrogen dioxide and particulate emissions by approximately 30% and our water consumption by approximately 20%, in each case, per ton of glass melted. Since glass manufacturing is an energy and resource intensive process, these programs have reduced our operating costs and created for us competitive advantages.

Our foreign operations, to the extent they have manufacturing and processing facilities, are subject to federal, state and local laws relating to the protection of the environment of the country in which such operations are conducted. We believe each such operation is in substantial compliance with the applicable foreign environmental laws. We do not believe that continued compliance with Mexican and foreign environmental laws applicable to our operations will have a material adverse effect on our financial condition or results of operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. We prepare our financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in "Risk Factors" and the matters set forth in this annual report. Please see "Forward Looking Statements."

OPERATING RESULTS

Recent Developments

New Ventures and Dispositions

Vidraria Chaves

On December 27, 2002, through our Spanish subsidiary Cristalglass, we acquired 60% of the outstanding shares of common stock of Vidraria Chaves for $1 million in cash. Vidraria Chaves is a Portuguese processor and distributor of glass and glazing products for the European construction industry. We believe that this addition will allow Cristalglass to continue to penetrate the European market and to satisfy its customers' needs for laminated glass and double glazing products in Europe, particularly in Spain and Portugal. Moreover, we believe that Vidraria Chaves and Cristalglass will reap significant synergies in the processing and distribution of laminated glass for the European construction industry due to the improvement of their distribution network and expanded geographical presence. With the addition of Vidraria Chaves, Cristalglass also intends to increase its presence in the facade business in Portugal and the rest of Europe.

Vitromatic

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash ($10 million of which was paid into escrow in support of certain indemnification obligations to Whirlpool). At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.

Asahi

On June 19, 2002, through our subsidiary Vitro AFG, we entered into an agreement with AFG Industries, a subsidiary of Asahi, to convert our glass containers facility in Mexicali, Mexico into a flat glass facility. We expect that the converted facility will have a flat glass production capacity of approximately 200,000 metric tons per year. The flat glass produced by this facility will be allocated equally between AFG Industries and us, and each partner will market its allocation independently of the other. The capital expenditure that we estimate each of the partners will make in connection with this project is approximately $45 million. Our investment will be comprised of the contribution of our current facility, which was valued at approximately $17 million when the contribution was made in 2002, and approximately $28 million in cash, which disbursement will be made in 2003. The conversion of this facility is currently underway. The converted facility is expected to commence operations by the first quarter of 2004 and to supply flat glass to the western United States and Mexico.

Ampolletas

On April 15, 2002, we sold our 51% interest in ASA to Gerresheimer for $13.4 million in cash. At the time of the transaction, approximately $6.5 million of our consolidated debt were obligations of ASA. Consequently, upon the consummation of the sale of our interest in ASA, our consolidated debt was reduced by approximately $6.5 million. ASA is engaged in the manufacturing of borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes.

Financing Transactions

Bank of America-Vitro America Credit Agreement

On January 31, 1997, Vitro America entered into a credit agreement with the Bank of America which provided for a revolving line of credit for up to $50 million. As of May 31, 2003, the outstanding balance of the letters of credit issued under this credit agreement was $11 million, which was collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment and intangible assets, and guaranteed by certain affiliates of Vitro America. The credit agreement contained certain customary restrictive covenants and required continued compliance with certain financial ratios. Provided we met certain financial ratios and certain other conditions, our ability to pay dividends was unrestricted by this credit agreement. During 2001 and 2002, we did not meet such financial ratios and conditions for dividend payments.

On June 27, 2003, Vitro America and the Bank of America amended the credit agreement to (i) reduce the maximum amount borrowable under the revolving line of credit to $25 million and (ii) change the maturity date of the loans made and letters of credit issued under this credit agreement to June 26, 2006. The restated credit agreement provides for (i) revolving loans at an annual floating interest rate equal to the Bank of America's prime rate plus a spread ranging between 0.25% and 1.00%, (ii) revolving loans at an annual floating interest rate of LIBOR plus a spread ranging between 2.00% and 2.75% and (iii) the issuance of standby letters of credit up to a maximum amount of $15 million. The credit agreement is collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment, intangible assets and fixed assets. The amended credit agreement contains certain customary restrictive covenants and requires continued compliance with certain financial ratios. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement.

Vitro America Accounts Receivable Factoring Program/Wachovia Bank Accounts Receivable Securitization Facility

On March 19, 2003, General Electric Capital Corporation, which we refer to as "GECC," assigned Vitro America's accounts receivable factoring program to us in exchange for $38 million in cash. Subsequently, we assigned such accounts receivable factoring program to one of our subsidiaries. The liquidity that the assigned accounts receivable factoring program provided to Vitro America has been replaced by liquidity provided by our subsidiary that was the assignee of the accounts receivable factoring program.

On June 27, 2003, Vitro America entered into a $40 million accounts receivable securitization facility with Wachovia Bank. The facility contains certain customary restrictive covenants. As of June 27, 2003, we had not sold any accounts receivable to the facility. We entered into the accounts receivable securitization facility to replace the accounts receivable factoring program that GECC assigned to us on March 19, 2003.

Flat Glass Credit Facility

On February 26, 2003, Vitro Plan entered into a credit facility with Comerica Bank, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $201 million. The credit facility includes (i) an approximately $80 million, 3-year term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 1.875% and 2.125%, (ii) an approximately Ps. 628 million, 4-year term loan with an annual floating interest rate equal to TIIE plus a spread ranging between 2.000% and 2.375% and (iii) an approximately $64 million, 5-year term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.25% and 2.75%. The principal of these loans will become due upon their respective maturities. The loans are partially collateralized and are guaranteed by all wholly-owned subsidiaries of Vitro Plan. The credit facility contains a requirement that our debt to EBITDA ratio be below 2.75 and certain other customary covenants, including a limitation on the payment of dividends under certain circumstances. The proceeds from these loans were used to repay short-term debt.

2002-2003 Peso-Denominated Certificados Bursatiles

On October 10, 2002, we established a Certificados Bursatiles or medium-term notes program under which we can issue up to an aggregate principal amount of Ps. 2.5 billion. Our program was approved by the CNBV. Each Certificado Bursatil issued under the program must be denominated in pesos and have a maturity in excess of one year. The program will expire on October 10, 2006.

On October 10, 2002, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 360 million. The Certificados Bursatiles were issued under the program referenced above. At issuance, Fitch Mexico, S.A. de C.V., which we refer to as "Fitch Mexico," rated the Certificados Bursatiles at AA-(mex). The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on October 2, 2008, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. The proceeds from the Certificados Bursatiles were used to refinance short- and long-term debt and for working capital purposes.

On December 30, 2002, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 1 billion. The Certificados Bursatiles were issued under the program referenced above. At issuance, Fitch Mexico rated the Certificados Bursatiles at AA-(mex). The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on December 22, 2008, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. The proceeds from the Certificados Bursatiles were used to refinance short- and long-term debt and for working capital purposes.

On February 13, 2003, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 1.14 billion . The Certificados Bursatiles were issued under the program referenced above. At issuance, Fitch Mexico rated the Certificados Bursatiles at AA-(mex). The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on February 5, 2009, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. The proceeds from the Certificados Bursatiles were used to refinance short- and long-term debt and for working capital purposes.

HSBC-Vitro Credit Agreement

On May 14, 2002, Vitro entered into a credit agreement with HSBC Bank USA pursuant to which it borrowed $25 million. The loan made under this agreement bears an annual floating interest rate of LIBOR plus 3%. The final amortization of the loan will become due on December 23, 2004. The loan is secured by mortgages on our corporate headquarters' facilities, which are owned by Fomento Inmobilario y de la Construcción, S.A. de C.V. and Vitro Corporativo, S.A. de C.V. The credit agreement contains certain customary restrictive covenants. Provided we meet certain financial ratios, our ability to pay dividends is unrestricted by this credit agreement for dividend payments.

Senior Notes due in 2009, Credit Linked Notes and Swap

On April 30, 2002, we sold $88.35 million aggregate principal amount of our 11.50% Senior Notes due 2009, which we refer to as the "2009 Senior Notes," to Credit Suisse First Boston International, which we refer to as "CSFBI," an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million. The notes bear a fixed annual interest rate of 11.50%. The 2009 Senior Notes are senior, unsecured debt securities governed by an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee. The indenture contains customary covenants.

A portion of the net proceeds of the sale of the 2009 Senior Notes, in the amount of $38.8 million, was used to pay a portion of the principal and accrued interest of the $175 million aggregate principal amount 10 1/4% Guaranteed Notes due in 2002 issued by our wholly owned subsidiary Servicios y Operaciones Financieras Vitro, S.A. de C.V., which was formerly known as Vicap, S.A. de C.V. and which we refer to as "SOFIVSA," and guaranteed by us, which matured on May 15, 2002. The remaining proceeds, in the amount of $39.1 million, were used to purchase 13.889% Credit Linked Notes issued by Credit Suisse First Boston, acting through its Nassau branch, which we refer to as the "CLN Issuer," with an aggregate principal amount of $40 million. Under the terms of the 13.889% Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default with respect to our indebtedness, a restructuring of our indebtedness or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the 13.889% Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of SOFIVSA's 11⅜% Guaranteed Notes due 2007, which we refer to as the "11⅜% Guaranteed Notes." As a result, if a Credit Event occurs and we are not able to cure such Credit Event within the applicable period, we may lose the entire amount that we invested in the 13.889% Credit Linked Notes. As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the 13.889% Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the 13.889% Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Concurrently with the issuance of the 2009 Senior Notes and the purchase of the 13.889% Credit Linked Notes, we entered into a swap agreement with CSFBI pursuant to which we agreed to make certain payments on April 30 of each year, beginning on April 30, 2003 and ending on April 30, 2006, to CSFBI calculated with respect to an original notional amount of $80 million if a proportional part of the 2009 Senior Notes have not been sold by CSFBI at that time and the market price of the 11?% Guaranteed Notes has declined from an initial benchmark price which is based on the price paid by CSFBI for the 2009 Senior Notes. In addition, under the swap agreement, CSFBI may require us to, at any time, make payments of all amounts that would be owed by us on all future payment dates if the market price of the 11?% Guaranteed Notes has declined to certain levels, with any such payments being reduced by payments we would be required to make on future payment dates. If certain Termination Events occur, which are similar to the Credit Events described above, CSFBI may terminate the swap agreement. In that event, we may owe CSFBI an amount calculated as described above with respect to declines in the market price of the 2009 Senior Notes for up to $40 million.

In accordance with the swap transaction, we have already paid to CSFBI a notional amount of $22.01 million of the $88.35 million aggregate principal amount of the 2009 Senior Notes. As of the date of this annual report, the outstanding aggregate principal amount of the 13.889% of the Credit Linked Notes is $29.1 million and the outstanding aggregate principal amount of the 2009 Senior Notes is $66.3 million.

Short-term Loans

On April 26, 2002, we entered into a credit agreement with Banco Inbursa, S.A. pursuant to which we borrowed an aggregate amount of $130 million. The loan under this credit agreement was a short-term loan whose proceeds were used to pay SOFIVSA's 10.25% Guaranteed Notes due 2002, which matured on May 15, 2002. The loan under this credit agreement was repaid in full in July 2002 using the proceeds of the sale of our interest in Vitromatic.

Trend Information

In April 2003, we issued our earnings for the first quarter of 2003 which showed a decrease, compared to the same period of 2002, in our consolidated net sales and operating income, mainly due to the global economic slowdown. These results are not necessarily representative of what the results will be for 2003, but we can give no assurance that this decrease in our consolidated net sales and operating income relative to the year ended on December 31, 2002 will not continue in the near future. Following is a brief discussion of our first quarter financial results.

Net Sales

Our consolidated net sales for the first quarter of 2003 decreased by 6.2%, or $35 million, to $525 million compared to our consolidated net sales for the same period in 2002. This was the result of a decline in consolidated net sales when compared to the first quarter of 2002 of $6 million, $25 million and $7 million in the Flat Glass, Glass Containers and Glassware business units, respectively. The decline in consolidated net sales expressed as a percentage change relative to the same period for the year 2002 was 2.0%, 10.8% and 11.2% in the Flat Glass, Glass Containers and Glassware business units, respectively.

Consolidated net sales volume for the first quarter of 2003 of the Flat Glass business unit declined mainly due to continued weakness and uncertainty in the U.S. economy aggravated by the war in Iraq. Particularly affected were the non-residential construction segment and the OEM automotive market in the United States. These declines were partially offset by increased volume in the Mexican construction industry and our Spanish operations.

Consolidated net sales for the first quarter of 2003 of the Glass Containers business unit decreased relative to the same period in 2002 due to the loss of ASA's sales resulting from its divestiture in April 2002. This accounted for 32% of the decline of the business unit's sales and 23% of the decline of our sales in the first quarter of 2003. Consolidated net sales were also negatively impacted by the unusually large seasonal declines in the beer and soft drink segments as a consequence of the longer than expected winter in the U.S.

Consolidated net sales for the first quarter of 2003 of the Glassware business unit decreased in the industrial segment of the Mexican market due to a decrease in the volumes demanded, which was partially offset by an increase in the Mexican retail and wholesale segments. Lower pricing and a decrease in demand in the plastics segment due to increased competition also affected sales of the business unit.

Operating Income

Our consolidated operating income for the first quarter of 2003 decreased by 35.9% or $18 million when compared with the first quarter of 2002 due to the factors described below.

Operating income for the first quarter of 2003 of the Flat Glass business unit decreased by 8.5% or $2 million relative to the same period of 2002 as a result of lower net sales which was partially offset by lower cost of goods sold from lower sales volume.

Operating income for the first quarter of 2003 of the Glass Containers business unit decreased by 44.3% or $13 million relative to the same period in 2002 as a result of the lower fixed costs absorption resulting mainly from lower consolidated net sales in the beer and soft drink segments. Operating income was also affected by the divestiture of ASA, which accounted for 8% of the decline.

Operating income for the first quarter of 2003 of the Glassware business unit decreased $5 million when compared to the same period of 2002, reflecting the decline in consolidated net sales which resulted in lower fixed costs absorption. The plastic segment was affected by higher prices of resin, which are sensitive to oil and related products prices.

Other Trends

Some known trends that have had an impact in our results in 2002 and might have an impact in the future, include the following:

* in the past few years each of our business units has faced pricing pressures in some of the markets in which it participates. We continue to see pricing pressures in these markets.
* one of the Glass Containers business unit's largest customers is vertically-integrated to glass production. This customer sources its glass containers needs from a combination of its own production and products purchased from us. Historically, in years immediately following this customer's expansion of its glass containers production capacity, the Glass Containers business unit's consolidated net sales were adversely impacted. New capacity became available to this customer in the fourth quarter of 2002 and our 2003 year-to-date glass containers shipments to such customer have been adversely impacted.
* foreign flat glass manufacturers may choose to install new float glass production capacity in Mexico. The current level of imports into the country could justify a new investment that could put additional pressure on our domestic market margins.
* some of our customers in the Glassware OEM segment have moved, or are considering moving, production capacity to China to reduce labor costs. In this segment, the Glassware business unit's products are a component of the final product. This decision by our customers puts us at a disadvantage when compared to local producers of glass in China. This trend, if continued, could mean a reduction in our consolidated net sales, which, if not replaced, would have an adverse impact on our results.

Factors Affecting Vitro's Results of Operations

Economic Conditions in Mexico

A substantial portion of our operations are in Mexico. Therefore, economic conditions in Mexico have a significant effect on our business, results of operations and financial position.

General

After experiencing a severe economic crisis during 1995, Mexico's GDP increased in real terms by 5.1% and 6.7% during 1996 and 1997, respectively. The inflation rate decreased from 27.7% in 1996 to 15.7% in 1997, while the peso depreciated, in nominal terms, 1.8% and 2.4% in 1996 and 1997, respectively, to a Free Exchange Rate of Ps. 7.8765 per U.S. dollar as of December 31, 1996 and Ps. 8.0681 per U.S. dollar as of December 31, 1997.

However, from the fourth quarter of 1997 through the first quarter of 1999, these economic indicators deteriorated as a result of the Asian, Russian and Brazilian financial crises coupled with the decline in international oil prices. In 1998, Mexico's GDP experienced a slower rate of growth in real terms of 4.8% than in the previous two years, the inflation rate rebounded to 18.6% and the peso increased its nominal devaluation rate to 22.7% to a Free Exchange Rate of Ps. 9.8963 per U.S. dollar as of December 31, 1998.

Throughout 1999, and with the support of rising international oil prices during the second, third and fourth quarters of that year, conditions in the Mexican economy generally improved. The inflation rate for the year decreased to 12.3%, the Free Exchange Rate, in nominal terms, appreciated 4.0% relative to the U.S. dollar to reach Ps. 9.4986 per U.S. dollar as of December 31, 1999 and real GDP grew by approximately 3.7%.

Throughout 2000, the improvement shown in 1999 continued. The official inflation rate for the whole year was 9.0%, while Mexico experienced a marginal nominal peso devaluation relative to the U.S. dollar of 1.2% and real GDP growth of 6.9%.

During the first three quarters of 2001 and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico started experiencing an economic slowdown. In 2001, real GDP declined by 0.3%, although inflation declined to 4.4% and the peso appreciated, in nominal terms, 4.6% relative to the U.S. dollar. The economic slowdown in the Mexican economy has continued through 2002 and the first quarter of 2003. In 2002, GDP grew by 0.9% in real terms, inflation was 5.7% for the year and the peso devalued by 13.8% relative to the U.S. dollar. Given the current state of the global economy, the Mexican economy may not continue to grow at similar rates as it has grown in the past and the current slowdown, which had a significant impact on our 2002 results, may continue to negatively impact our business and our results of operations.

Trade Liberalization

Steps taken by Mexico since the 1980s to reduce import barriers and open its economy to foreign competition, such as becoming a signatory to the General Agreement on Tariffs and Trade, which we refer to as "GATT," and a member of the North American Free Trade Agreement, which we refer to as "NAFTA," led to a substantial increase in imports into Mexico. Although the peso devalued, in real terms, in 1998, the trade balance of Mexico showed a deficit of $7.9 billion in 1998. In 1999, in spite of the peso's real appreciation relative to the U.S. dollar, the deficit decreased to $5.4 billion due to increased revenues from higher oil prices. During 2000 and 2001, as the peso continued to appreciate in real terms, the trade balance of Mexico reached deficits of $8.0 billion and $9.7 billion, respectively. During 2002, despite the real devaluation of the peso, the trade balance of Mexico reached a deficit of $7.9 billion. We cannot predict the behavior of the Mexican trade balance in the future or the country's ability to finance a trade deficit, if any. With the liberalization of the Mexican economy and the implementation of NAFTA, other free trade agreements entered into by Mexico with the European Union, Chile, Costa Rica, Nicaragua, Colombia, Venezuela, Bolivia and Israel and a multilateral free trade agreement which became effective on January 1, 2001 with Guatemala, El Salvador and Honduras, manufacturers, such as us and certain of our domestic customers, have come under increased competitive pressure from imported goods. The reduction and phase-out of import duty rates has generally limited our flexibility to adjust pricing levels to offset the effects of devaluation and inflation in Mexico. In addition, the appreciation of the peso relative to the U.S. dollar makes our exports less price competitive or reduces our margins on such exports.

On the other hand, the trade liberalization seen in the past few years between Mexico and its trading partners has reduced the import duties and tariffs our exported products pay upon entry to foreign countries that are signatories to free trade agreements with Mexico and the amount of regulation and delay experienced in connection with the exports of our products to such countries. We believe that implementation of the free trade agreements will enhance our ability and the ability of certain of our domestic customers to increase the exports of our and their respective products to the countries that are signatories to these agreements.

Effect on us of Economic Conditions in Mexico and the United States

Our results of operations are affected by, among other factors, (i) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, of which energy and labor are sensitive to the general level of prices, (ii) the relationship between the peso, the currency in which an important portion of our operating costs and expenses are incurred, and the U.S. dollar, the currency in which most of our export sales are made and to which a significant amount of our domestic sales prices relate, (iii) the level of demand for our products in Mexico and the U.S. and (iv) financing costs, which are incurred in both pesos and U.S. dollars. These factors are sensitive to changes in economic conditions in Mexico.

Inflation and Foreign Currency Exchange Rate Fluctuations

The following table sets forth, for the periods indicated, certain information relating to inflation and foreign currency exchange rates.

	For the year ended on December 31,
	2000	2001	2002
Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)	1.2%	(4.6)%	13.8%
Mexican inflation (based on changes in INPC) (1)	9.0%	4.4%	5.7%
U.S. inflation (based on changes in Consumer Price Index)(2)	3.4%	1.6%	2.4%
Inflation differential (Mexican vs. U.S.)(1)(2)(3)	5.4%	2.8%	3.2%
Real peso devaluation (appreciation) relative to the U.S. dollar(4)	(4.0)%	(7.2)%	10.3%
Free Exchange Rate as of year end(1)	9.6098	9.1695	10.4393
Mexican GDP Growth(1)	6.9%	(0.3)%	0.9%

(1) Source: Banco de Mexico
(2) Source: U.S. Bureau of Labor Statistics
(3) Compounded
(4) Peso devaluation (appreciation) in real terms = - ((Nominal peso devaluation +1) / (Inflation differential +1)) - 1

Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins

Changes in the relative value of the peso to the U.S. dollar have a significant effect on our results of operations. In general, a real devaluation of the peso will result in higher operating margins when measured in pesos, and a real appreciation of the peso will result in lower operating margins when measured in pesos, in each case, as described in the following paragraph.

A substantial portion of the sales of our Mexican and U.S. subsidiaries are either denominated in or sensitive to the value of the U.S. dollar. More than 80% of our consolidated net sales were either denominated in or sensitive to the value of the U.S. dollar in 2002. This is underlined by the fact that the prices of a significant portion of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, certain glassware products and most chemical and packaging products, are linked to the U.S. dollar. In addition, substantially all of our export sales are denominated in U.S. dollars. U.S. dollar sales of our Mexican subsidiaries and our U.S. dollar export sales are translated into pesos using the exchange rate in effect at the time of the sale. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the INPC as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso devalues in real terms relative to the U.S. dollar, as was the case in the second half of 1998 and 2002, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms relative to the U.S. dollar, as was the case in 1999, 2000 and 2001, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a large part of our cost of sales and general, selling and administrative expenses are invoiced in pesos, and that part tends to vary substantially based on changes in Mexican inflation and not based on changes in the relative value in real terms of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins in the short term.

During 2000 and 2001, the increase in the relative value of the peso in real terms against the U.S. dollar negatively impacted our consolidated net sales and our operating margins in peso terms. During 2002, the net decrease in the value of the peso relative to the dollar sales increased our consolidated net sales and our operating margin in peso terms. However, since most of the peso's devaluation relative to the U.S. dollar happened in late 2002, that impact was modest.

Sales of products manufactured, processed or sold by Vitro outside Mexico (principally, by Vitro America, Vitro Packaging, Comegua, and Cristalglass), as well as such subsidiaries' expenses, are restated during a financial reporting period by adjusting such amount for the inflation observed in the country in which the subsidiary operates and then translated into pesos at the exchange rate in effect at the end of the period. Since such subsidiaries' revenues and expenses are generally both earned and incurred in the same currency the devaluation or appreciation of the peso has a much more limited effect on the operating margins of such subsidiaries. However, profits, as reported in real peso terms, are substantially impacted by the devaluation or appreciation of the peso relative to the appropriate currency.

We refer to the change in amounts measured in inflation-adjusted pesos resulting from the same level of U.S. dollar-denominated or linked amounts as in a prior period as a change in the "peso equivalent" of U.S. dollar-denominated or linked amounts.

Effect of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Financing Cost

Our total financing cost includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities and (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short- and long-term debt and off-balance sheet financings minus the nominal amount of interest income generated by us with respect to our monetary assets.

Inflation affects our total financing cost. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain must be offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation since 1999 have resulted in our recording lower monetary gains.

Our total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in exchange rates on U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and monetary assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports) of Vitro and its Mexican subsidiaries. U.S. dollar-denominated monetary liabilities and assets are translated into pesos at the Free Exchange Rate at the date of the balance sheet. Any net change in the peso-translated amounts during a financial reporting period in such U.S. dollar-denominated assets and liabilities is reported in our income statement in "Exchange loss (gain), net." Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation of the peso resulted in exchange losses. In 1998 and 2002, the larger nominal devaluation of the peso significantly increased our exchange losses. In 1999 and 2001, however, the appreciation of the peso relative to the U.S. dollar translated into an exchange gain for us. In 2000, the marginal devaluation of the peso resulted in less significant exchange losses in our financial statements.

Results of Operations

The following table sets forth selected items on our consolidated income statement calculated as a percentage of net sales:

	For the year ended on December 31,
	2000	2001	2002
Net sales	100%	100%	100%
Cost of goods sold	68.6	70.4	71.1
Gross profit	31.4	29.6	28.9
Selling, administrative and general expenses	19.0	20.0	20.6
Operating Income	12.4	9.5	8.3
Total financing cost	4.3	2.5	9.4
Net income (loss) for the year	3.6	2.6	0.4
Resources generated from continuing operations	13.6	15.6	1.8
EBITDA(1)	21.1	18.3	17.1

(1) EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. Seniority premiums and pension reserves for the year 2000, 2001 and 2002 were Ps. 211 million, Ps. 211 million and Ps. 187 million, respectively. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of the funds we have available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or to resources generated by continuing operations as a measure of our liquidity. Please see "-EBITDA Reconciliation" for a reconciliation of EBITDA to resources generated by continuing operations. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.

The following table sets forth, for the periods indicated, consolidated net sales (before elimination of interdivisional sales and other), export sales, operating income (before corporate and other eliminations) and EBITDA of each of our business units, as well as the contribution to our audited consolidated results, in percentage terms, of net sales (after elimination of interdivisional sales), export sales, operating income (after corporate and other eliminations) and EBITDA of each of our business units. The following table does not include the results of discontinued operations.

	Year Ended December 31,
	2000		2001		2002		2002
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	(Millions of constant pesos as of December 31, 2002, except for percentages)						(Millions of dollars)(1)
Net sales
Flat Glass	Ps. 11,624	46%	Ps. 11,753	48%	Ps. 11,380	47%	$ 1090
Glass Containers	10,258	41%	9,997	41%	10,012	42%	959
Glassware	3,187	13%	2,776	11%	2,618	11%	251
Interdivisional sales and other	(6)		(120)		(88)		(8)
Consolidated net sales	Ps. 25,005	100%	Ps. 24,406	100%	Ps. 23,922	100%	$ 2292

	(Millions of US Dollares, except for percentages)
Export sales
Flat Glass	$ 274	45%	$ 260	44%	$ 272	47%
Glass Containers	245	40%	249	42%	236	40%
Glassware	89	15%	80	14%	78	13%
Consolidated exports	$ 608	100%	$ 589	100%	$ 586	100%

	(Millions of constant pesos as of December 31, 2002, except for percentages)						(Millions of dollars)(1)
Operating income (loss)
Flat Glass	Ps. 1,779	57%	Ps. 1,346	58%	Ps. 845	43%	$ 81
Glass Containers	1,165	38%	. 932	40%	1,188	60%	114
Glassware	546	18%	346	15%	260	13%	25
Corporate and other eliminations	(385)	-13%	(309)	-13%	(307)	-16%	(30)
Consolidated operating income	Ps. 3,105	100%	Ps. 2,315	100%	Ps. 1,986	100%	$ 190

	(Millions of constant pesos as of December 31, 2002, except for percentages)						(Millions of dollars)(1)
Resources generated from continuing operations
Flat Glass	Ps. 1,198	35%	Ps. 1,511	40%	Ps. 616	141%	$ 59
Glass Containers	1,770	52%	2,032	53%	185	42%	18
Glassware	886	26%	369	10%	61	14%	6
Corporate and other eliminations	(460)	(13) %	(98)	(3) %	(424)	(97) %	(41)
Consolidated resources generated from continuing operations	Ps. 3,394	100%	Ps. 3,814	100%	Ps. 438	100%	$ 42

	(Millions of constant pesos as of December 31, 2002, except for percentages)						(Millions of dollars)(1)
EBITDA(2)
Flat Glass	Ps. 2,438	47%	Ps. 1,987	45%	Ps. 1,532	38%	$ 147
Glass Containers	2,274	43%	1,980	44%	2,153	53%	206
Glassware	801	16%	608	14%	537	13%	52
Corporate and other eliminations	(249)	(6)%	(120)	(3)%	(141)	(4)%	(14)
Consolidated EBITDA	Ps. 5,264	100%	Ps. 4,455	100%	Ps. 4,081	100%	$ 391

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.4393 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2002.
(2) EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. Seniority premiums and pension reserves for the years 2000, 2001 and 2002 were Ps. 211 million, Ps. 211 million and Ps. 187 million, respectively. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of the funds we have available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or to resources generated by continuing operations as a measure of our liquidity. Please see "-EBITDA Reconciliation" for a reconciliation of EBITDA to resources generated by continuing operations. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.

EBITDA Reconciliation

The following table sets forth, for the periods indicated, the reconciliation of EBITDA to resources generated from continuing operations of each of our business units.

	Year ended on December 31,
	1998	1999	2000	2001	2002
	(Millions of constant pesos as of December 31, 2002)
Flat Glass:
EBITDA	3,189	2,749	2,438	1,987	1,532
Other expense net of write-off of assets	(41)	(8)	(66)	(114)	1
Income and asset tax and workers' profit sharing, net of deferred taxes	(745)	(794)	(496)	(268)	(241)
Amortization of cost of debt issuance	1	1	1	1	-
(Gain) loss from sale of subsidiaries	-	-	-	-	-
Total Financing Cost	(465)	35	(212)	(245)	(665)
Changes in working capital	246	(182)	(467)	150	(11)
Resources generated from continuing operations	2,185	1,801	1,198	1,511	616

Glass Containers:
EBITDA	3,249	2,757	2,274	1,980	2,153
Other expense net of write-off of assets	172	51	(8)	(62)	(1)
Income and asset tax and workers' profit sharing, net of deferred taxes	(405)	(621)	(296)	(73)	(114)
Amortization of cost of debt issuance	23	24	22	26	17
(Gain) loss from sale of subsidiaries	-	-	-	-	-
Total Financing Cost	(1,333)	(207)	(738)	(231)	(1,084)
Changes in working capital	(163)	265	516	392	(786)
Resources generated from continuing operations	1,543	2,269	1,770	2,032	185

Glassware:
EBITDA	831	818	801	608	537
Other expense net of write-off of assets	(21)	(39)	(22)	(38)	(29)
Income and asset tax and workers' profit sharing, net of deferred taxes	(43)	(123)	(130)	(66)	(33)
Amortization of cost of debt issuance	-	-	-	1	1
(Gain) loss from sale of subsidiaries	-	-	-	-	-
Total Financing Cost	(255)	91	(54)	(3)	(164)
Changes in working capital	(18)	(98)	291	(133)	(251)
Resources generated from continuing operations	494	649	886	369	61

Corporate and other eliminations:
EBITDA	(238)	(177)	(249)	(120)	(141)
Other expense net of write-off of assets	1	(142)	2	(237)	22
Income and asset tax and workers' profit sharing, net of deferred taxes	404	397	273	79	(29)
Amortization of cost of debt issuance	32	29	27	30	33
(Gain) loss from sale of subsidiaries	(88)	88	(60)	124	(65)
Total Financing Cost	(718)	(70)	(69)	(132)	(346)
Changes in working capital	387	(555)	(384)	158	102
Resources generated from continuing operations	(220)	(430)	(460)	(98)	(424)

Consolidated:
EBITDA	7,031	6,147	5,264	4,455	4,081
Other expense net of write-off of assets	111	(138)	(94)	(451)	(7)
Income and asset tax and workers' profit sharing, net of deferred taxes	(789)	(1,141)	(649)	(328)	(417)
Amortization of cost of debt issuance	56	54	50	58	51
(Gain) loss from sale of subsidiaries	(88)	88	(60)	124	(65)
Total Financing Cost	(2,771)	(151)	(1,073)	(611)	(2,259)
Changes in working capital	452	(570)	(44)	567	(946)
Resources generated from continuing operations	4,002	4,289	3,394	3,814	438

Year Ended on December 31, 2002 Compared to Year Ended on December 31, 2001

Net Sales

Our consolidated net sales decreased 2.0% to Ps. 23,922 million in 2002 from Ps. 24,406 million in 2001. This decrease was mainly attributable to (i) the decline in sales of Vitro America, our U.S. flat glass subsidiary, by Ps. 411 million, (ii) the divestiture of ASA, which had sales of Ps. 291 million in 2001 and Ps. 85 million during the period between January 1, 2002 and April 15, 2002, (iii) pricing reductions for our products arising from the slowdown in the United States and Mexican economies and (iv) lower sales volume, mainly in our Glassware business unit, reflecting increased competition from imports sold into Mexico. The decrease in our net sales was partially offset by the net sales of Cristalglass, which are included in our consolidated net sales for the twelve-month period ended on December 31, 2002 and eight months for the same period ended on December 31, 2001.

For the twelve-month period ended on December 31, 2002, our consolidated export sales were $586 million, a decrease of 0.5% when compared to $589 million for the same period of 2001, principally due to the slowdown of the United States economy and the resulting reduction in the volume of products demanded. Our export sales represented approximately 25% of our consolidated net sales for the period ended on December 31, 2002. More than 80% of our consolidated net sales for the twelve-month period ended on December 31, 2002, were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries' sales, a significant portion of the sale prices of our products in Mexico was generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Consolidated net sales of our Flat Glass business unit were Ps. 11,380 million for the twelve-month period ended on December 31, 2002, a decrease of 3.2% from Ps. 11,753 million for the same period of 2001. This decrease was attributable primarily to (i) the decline in sales volume of Vitro America due to the continued slowdown in the U.S. non-residential construction glass industry, (ii) the slowdown in the OEM component of the automobile industry due to the slowdown in the United States economy and (iii) lower sales prices in the Mexican construction industry reflecting increased competition from imports sold into Mexico. This decrease in 2002 consolidated net sales was partially offset by the twelve-month sales of our Spain subsidiary Cristalglass, which in 2001 contributed to only for eight months of sales.

Export sales of the Flat Glass business unit were $272 million in the twelve-month period ended on December 31, 2002, an increase of 4.6% when compared to $260 million in the same period of 2001, as a result of higher sales to our foreign subsidiaries, which during 2002 shifted their purchases away from third parties and towards us.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 0.2% to Ps. 10,012 million for the twelve month period ended on December 31, 2002 from Ps. 9,997 million for the same period of 2001. The increase was principally attributable to an increase in the sales volume in the beer, wine and liquor, pharmaceutical and cosmetic segments in Mexico, which was partially offset by a price reduction in some segments, most notably in the beer segment, a reduction in volume in wine segment exports and the divestiture of ASA in April 2002.

For the year ended on December 31, 2002, export sales of the Glass Containers business unit amounted to $236 million, a decrease of 5.2% from $249 million for the same period of 2001, primarily due to lower sales volume mainly in the wine segment and the general impact on the business of the slowdown of the United States market.

Glassware Business Unit

Net sales of our Glassware business unit amounted to Ps. 2,618 million for the year ended on December 31, 2002, a decrease of 5.7% from Ps. 2,776 million for the same period of 2001. The decrease in net sales was primarily attributable to (i) lower sales volumes mainly in the first part of the year due to the slowdown in the U.S. and Mexican economies and (ii) lower sales volumes sold to the Mexican market as a result of an increase in competition from Asian imports into Mexico, mainly in the low-end products segment in the domestic commercial market. This decrease in domestic net sales was offset in part by increased sales in the advertisement and promotional segment. During 2002, the prices of our products remained stable.

Export sales of the Glassware business unit decreased 2.5% from $80 million for the year ended on December 31, 2001 to $78 million for the same period of 2002. This decrease mainly reflected lower sales volume in the commercial segment, mainly in the U.S. market, but also in Europe and Latin America due to increased competition in those markets.

Operating Income

Our consolidated operating income decreased 14.2% from Ps. 2,315 million in 2001 to Ps. 1,986 million during 2002. This decrease was due primarily to the reduction in our net sales described above and higher cost of good sold due to the write-off of approximately $7 million of obsolete and damaged inventory of our Flat Glass business unit. This effect on our operating income was partially offset by a decrease of 1.1% in our cost of goods sold from Ps. 17,193 million for the twelve-month period ended on December 31, 2001 to Ps. 16,999 million for the same period of 2002. The decrease in our cost of goods sold was primarily attributable to declines in the cost of goods sold in our Glass Containers and Glassware business units, which had lower depreciation due to the shutdown of a facility in Mexicali, Mexico and lower raw materials costs due to lower activity, respectively, and to the sale of ASA in April 2002. Our general, selling and administrative expenses increased by 0.8% from Ps. 4,898 million in 2001 to Ps. 4,937 million in 2002 due to the inclusion of Cristalglass' expenses for the full year during 2002 as compared to only eight months during 2001, which was partially offset by the divestiture of ASA in April 2002.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 845 million for the twelve-month period ended on December 31, 2002, a decrease of 37.2% from Ps. 1,346 million for the same period of 2001. This decrease was primarily due to (i) the decrease in net sales of the Flat Glass business unit described above, (ii) higher costs of goods sold due to the write-off of approximately $7 million of obsolete and damaged inventory of the business unit and (iii) increases in freight, energy and maintenance expenses. The increase in cost of goods sold was partially offset by a decrease in packaging costs.

Glass Containers Business Unit

The operating income of our Glass Containers business unit increased 27.5% from Ps. 932 million in the year ended on December 31, 2001 to Ps. 1,188 million for the same period of 2002, primarily due to (i) improved fixed cost absorption as a result of higher sales volumes (i.e., the reduction in costs per unit as a result of increased sales volume which resulted in the allocation of our fixed costs to more units), (ii) lower per unit cost of goods sold as a result of longer production runs and (iii) a decrease in costs of goods sold as a result of lower freight costs and lower depreciation cost related to the shutdown of the glass container facility located in Mexicali, Mexico. During 2002, the prices of the business unit's products remained stable.

Glassware Business Unit

For the year ended on December 31, 2002, operating income of our Glassware business unit was Ps. 260 million, a decrease of 24.9% from Ps. 346 million for the same period of 2001. This decrease was attributable to the decrease in net sales described above, which was partially offset by a decrease in our cost of goods sold. The decrease in our cost of goods sold resulted mainly from a reduction in our energy costs and raw material consumption in the glass segment of the business due to the lower volume of sales, which was partially offset by an increase in our cost of goods in the plastic segment of the business, due to higher prices of resin, which are sensitive to oil and related products prices.

Total Financing Cost

Our total financing cost increased by Ps. 1,648 million from Ps. 611 million for the year ended on December 31, 2001 to Ps. 2,259 million for the same period of 2002. This increase in total financing cost was primarily due to a change from an exchange gain of Ps. 578 million in 2001 to an exchange loss of Ps. 1,544 million for the same period of 2002, due to the nominal devaluation of the peso against the U.S. dollar from 2001 to 2002. The exchange loss, which is a non-cash item, was partially offset by lower interest expense resulting from lower short-term U.S. dollar- and peso-denominated interest rates.

Taxes and Workers' Profit Sharing

For the year ended December 31, 2002, we recorded a net benefit of Ps. 431 million from income tax, tax on assets and workers' profit sharing, as compared to an expense of Ps. 432 million for the same period of 2001. This change was primarily due to (i) a benefit in deferred taxes due to the reduction of the corporate income tax rate resulting from the recent tax reform passed by the Mexican Congress, (ii) lower operating earnings and (iii) the tax effect of the exchange loss in total financing cost.

Net Income

Our net income decreased Ps. 557 million from Ps. 644 million for the year ended on December 31, 2001 to Ps. 87 million for the same period of 2002. This decrease resulted from the aforementioned reasons.

Year Ended on December 31, 2001 Compared to Year Ended on December 31, 2000

Net Sales

Our net sales decreased 2.4% from Ps. 25,005 million in 2000 to Ps. 24,406 million in 2001. The decline in net sales was largely due to the appreciation of the peso in real terms against the U.S. dollar, which resulted in a decline in the peso equivalent of sales denominated in or linked to the U.S. dollar, and in lower pricing due to an increased level of imports sold in Mexico as a result of the strength of the peso. In addition, the slowdown in both the Mexican and U.S. economies adversely affected our net sales.

In 2001, our export sales amounted to $589 million, a decrease of 3.2% compared to $608 million in 2000. Our export sales represented 25% of our consolidated net sales in 2001. Approximately 52% of our consolidated net sales in 2001 were originally denominated in foreign currency, mostly U.S. dollars. The export sales declined in the year over year comparison mainly due to the slowdown in the U.S. economy resulting in lower prices and volumes in the construction industry, the automotive OEM segment and the markets that the Glassware business unit serves. In addition, a significant portion of the sale prices of our products in Mexico was generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Net sales of our Flat Glass business unit increased 1.1% to Ps. 11,753 million in 2001 from Ps. 11,624 million in 2000 as a result of the acquisition of Cristalglass in May 2001 and the inclusion in 2001 of a full year of the sales of Harding which was acquired in April 2000. Sales of Cristalglass totaled Ps. 485 million in the May to December 2001 period. Sales of Harding in 2001 cannot be separately determined because it was integrated with Vitro America, but Harding's average monthly sales in 2000 were Ps. 87 million. However, excluding the effect of those acquisitions, net sales to the construction industry and automotive OEMs generally declined. Net sales to the construction industry decreased primarily due to a decline in sale prices resulting from the real appreciation of the peso relative to the U.S. dollar and increased competition in Mexico principally due to the reduction of import duties, which was only partially offset by slightly higher volumes. The appreciation of the peso reduced the peso equivalent of flat glass sales, a significant part of which are denominated in or linked to the U.S. dollar. Pricing pressure also resulted from increased competition from imports sold into Mexico, which we believe was due in part to the strength of the peso. Net sales to automotive OEMs decreased despite an increase in the volume sold to OEMs primarily due to a decline in the peso equivalent of sales prices as a result of the nominal appreciation of the peso relative to the U.S. dollar, since substantially all sales to automotive OEMs are denominated in or linked to the U.S. dollar, and the pricing pressures created, in part, by the new electronic bidding procedures of automotive OEMs. This new bidding process adds to the downward trend of prices in this market segment that might continue into the future. Despite the decline in sales prices, sales volume to the construction industry and automotive OEMs was relatively stable. Export sales decreased 5.1% to $260 million in 2001 from $274 million in 2000. This decrease was mainly attributable to (i) the slowdown in the U.S. economy resulting in lower prices and volumes to the construction industry and (ii) a decline in sales prices to automotive OEMs.

Glass Containers Business Unit

Net sales of our Glass Containers business unit decreased 2.5% to Ps. 9,997 million in 2001 from Ps. 10,258 million in 2000 as a result of a general decline in sales prices of all of our product types due to the contraction of the aggregate demand in the Mexican economy and our decision to reduce prices in order to maintain volumes. The slowdown of the Mexican economy also caused a shift of some of the business unit's sales from the domestic to the export market which, when combined with the appreciation of the peso, decreased the unit's average price when measured in pesos. The net effect was an increase in exports sales of 1.6% to $249 million in 2001 from $245 million in 2000. The decrease in net sales of domestic glass containers was partially offset by an increase of Ps. 78 million in the net sales of Comegua.

Glassware Business Unit

Net sales of our Glassware business unit decreased 12.9% to Ps. 2,776 million in 2001 from Ps. 3,187 million in 2000. This decrease was due to a general decrease in net sales volume across all industry segments resulting primarily from (i) an increase in competition from Asian imports sold into Mexico, mainly in the low-end product segments, (ii) the strength of the peso, which decreases the peso equivalent prices of the products sold in foreign markets and, generally, makes our products less price competitive and (iii) a decrease in demand resulting from the slowdown in the Mexican and United States economies that affected sales particularly to Libbey, which concentrates on the hotel and restaurant industries. This decrease in net sales was partially offset by general increases in the average price per unit primarily due to a shift in sales mix from low- to high-end products. Export sales decreased 10.1% to $80 million in 2001 from $89 million in 2000. This decrease was mainly due to (i) a slowdown of the economies in the Americas and (ii) a decrease in peso equivalent export prices, except for exports to Libbey, resulting from competitive pressures outside of Mexico and the appreciation of the peso.

Operating Income

Our operating income decreased 25% from Ps. 3,105 million in 2000 to Ps. 2,315 million in 2001. This decrease resulted primarily from the decrease in our net sales described above. Our costs of goods sold increased by 0.2% from Ps. 17,148 million in 2000 to Ps. 17,193 million in 2001 due primarily to factors affecting our Flat Glass business unit and higher energy costs. Our general, administrative and selling expenses increased by 3.1% from Ps. 4,752 million to Ps. 4,898 million primarily due to the payment in 2001 of approximately Ps. 101 million in employee productivity bonuses, which we accounted for as an administrative expense. In previous years, including 2000, this bonus was included as part of workers' profit sharing and thus not included in the calculation of operating income.

Flat Glass Business Unit

Operating income of our Flat Glass business unit decreased by 24.3% to Ps. 1,346 million in 2001 from Ps. 1,779 million in 2000. This decrease resulted mainly from an increase in cost of goods sold and general, administrative and selling expenses. Cost of goods sold increased primarily due to (i) an increase in variable costs due to purchases of some products from third parties to meet customer demand, whose purchase price was higher than our cost of producing similar products, (ii) higher energy costs and (iii) the acquisition of Cristalglass in May 2001 and the inclusion of a full year of costs of Harding, which was acquired in April 2000. This increase in cost of goods sold was partially offset by a decrease in the peso equivalent of the cost of raw materials, since a high percentage of our raw materials costs are either denominated in or linked to the U.S. dollar.

General, administrative and selling expenses increased primarily due to (i) the acquisition of Cristalglass and the inclusion of a full year of expenses of Harding, (ii) the payment in 2001 of employee productivity bonuses of approximately Ps. 58 million, which was included as part of workers' profit sharing in previous years and (iii) an increase in distribution costs resulting from increases in freight costs.

Glass Containers Business Unit

Operating income of our Glass Containers business unit decreased to Ps. 932 million in 2001 from Ps. 1,165 million in 2000 as a result of the decline in net sales described above, both because a large portion of the Glass Containers business unit's costs and expenses are fixed and because this unit's costs of goods sold and general, administrative and selling expenses remained largely unchanged notwithstanding the decline in sales.

Glassware Business Unit

Operating income of our Glassware business unit decreased to Ps. 346 million in 2001 from Ps. 546 million in 2000 as a result of the decline in net sales described above, both because a high portion of the Glassware business unit's costs and expenses are fixed and because our costs of goods sold and general, administrative and selling expenses remained largely unchanged.

Total Financing Cost

Our total financing cost decreased 43% from Ps. 1,073 million in 2000 to Ps. 611 million in 2001. This decrease resulted primarily from (i) a reduction in our net interest expense of Ps. 423 million from Ps. 2,265 million in 2000 to Ps. 1,842 million in 2001 and (ii) a foreign currency exchange gain of Ps. 578 million in 2001 compared with a loss of Ps. 111 million in 2000, due to the appreciation of the Mexican peso against the U.S. dollar. The decline in our interest expense was a result of a lower weighted average cost of our debt, due to lower interest rates in both the United States and Mexican financial markets, and a decrease in our aggregate amount of debt from Ps. 16,340 million in 2000 to Ps. 14,553 million in 2001. This decrease in financing cost was partially offset by a reduced non-cash gain from monetary position from Ps. 1,303 million in 2000 to Ps. 653 million in 2001 due to lower levels of inflation in 2001.

Taxes and Workers' Profit Sharing

The statutory federal tax rate on taxable income for each of our subsidiaries increased in 1999 to 35%. For 1999, the tax was paid at a 32% rate, with the remaining 3% payable when dividends are distributed, and for 2000, the tax was paid at a 30% rate, with the remaining 5% payable when dividends are distributed. In addition, in certain circumstances, Mexican tax law requires that our subsidiaries pay alternative minimum taxes on assets. The alternative minimum tax for each of our subsidiaries is 1.8% payable with respect to certain assets of each company as defined under Mexican tax law. Taxable income, as defined under Mexican tax law, differs in certain respects from income before taxes under Mexican GAAP. In addition, we consolidate for tax purposes in Mexico but only with respect to 60% of our ownership, as permitted by applicable law. Consequently, Vitro and all of its subsidiaries pay taxes on taxable income, provided such taxable income exceeds each company's alternative minimum taxes that would otherwise be payable. However, Mexican tax law allows our companies to offset their future taxable income with their accumulated tax losses and offset future income tax payments with excess alternative minimum taxes paid, if any. Such losses and excess alternative minimum tax payments can be carried forward for up to 10 years from the date they arise. In addition to federal income taxes, each of our companies is required under Mexican tax law to pay to employees of each company a profit sharing bonus of 10% of such company's pre-profit sharing income, as defined under Mexican tax law.

Effective January 1, 2000, Mexican GAAP rules changed to an asset and liability approach for recognizing income tax (Bulletin D-4). The new rules require taxpayers' to recognize the effects of deferred tax for any transactions recorded in different periods for accounting and tax purposes. Deferred income tax assets and liabilities are determined by comparing the accounting and tax basis of assets and liabilities multiplied by the statutory tax rate. The deferred effects of workers' profit sharing are determined based on the reconciliation between the net accounting income for the year and income for statutory profit-sharing purposes multiplied by the statutory rate applicable to workers' profit sharing. Deferred tax assets are only recognized to the extent there is a high probability of recovery.

Income tax and workers' profit sharing decreased to Ps. 432 million in 2001 from Ps. 905 million in 2000, resulting in an effective tax rate of 48.7% in 2001 (including workers' profit sharing) as compared to 56.7% in 2000. Our taxes and workers' profit sharing decreased in 2001 as a result of (i) lower levels of pre-tax income and (ii) our reclassifying a Ps. 103 million employee productivity bonus as an administrative expense rather than as workers' profit sharing as described above.

Net Income

Our net income decreased 28.6% from Ps. 902 million in 2000 to Ps. 644 million in 2001. This decrease in our net income resulted primarily from the decrease in net sales described above which was partially offset by declines in our total financing cost and taxes and workers' profit sharing.

Application of Critical Accounting Policies

We prepare our consolidated financial statements in conformity with Mexican GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and the related disclosures. The significant accounting policies which we believe are the most sensitive to such estimates and relevant to aid you in fully understanding and evaluating our reported financial statements, in addition to those described above under "Item 3. Key Information-Selected Consolidated Financial Information," are the following:

Trade Receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of their current credit information. We continually monitor collections and payments from customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in our experience of credit losses could have a material adverse impact on our future operating results.

Accounts receivable financings

We entered into several factoring agreements to sell accounts receivables. We continuously monitor collections and customer creditworthiness and provide an allowance for any estimated uncollectible amounts. A significant change in our experience could have a material adverse impact on our future operating results. Please see "Item 5. Operating and Financial Review and Prospects-Off-Balance Sheet Arrangements."

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. We believe the amounts recorded and/or disclosed in our financial statements are based on the best estimates and judgments of management. However actual outcomes could differ from our estimates.

Financial Instruments

Assets and liabilities resulting from financial instruments, except for such instruments held to maturity, are recorded on the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of changes in the valuation of the financial instruments not held to maturity, including their cost and yield, are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes are valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

For U.S. GAAP purposes, fair values of financial instruments are estimated using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting and developing estimates. The use of different market assumptions and/or estimation methodologies may have a material adverse effect on the estimated fair value amounts. Please see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Seniority premiums and retirement plans

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the IMCP and the actuarial computations are made by an independent actuary, utilizing extensive estimates of salaries, inflation, investment returns, mortality, turnover and discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our future operating results and financial condition.

Environmental Obligations

Our operations are subject to the environmental laws and regulations of the jurisdictions in which we conduct our operations. Our environmental department monitors the status of environmental exposures and compliance with regulations through various means, one being an environmental auditing program. An environmental reserve is recorded to cover the costs of expected environmental obligations when we become aware that an expenditure will be required. We estimate the cost for the environmental obligations based on historical experience, results of monitoring and the known extent of exposure. We believe we are in substantial compliance with Mexican and foreign environmental laws applicable to our operations. We do not believe that continued compliance with these environmental laws will have a material adverse effect on our financial condition or results of operations. However, a significant change in laws, the discovery of previously unknown contamination and other factors beyond our control could result in expenditures that are materially greater than currently estimated.

Impairment of Long-lived Assets

Long-lived assets, which include property, goodwill, intangible assets and certain other assets, comprise a significant portion of our total assets. We make judgments and estimate the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying value of these assets are periodically reviewed for impairment or whenever events or circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of our future revenues and costs relating to the assets under review. These forecasts require assumptions about demand for our products, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could result in a determination that the value of these long-lived assets has been impaired in a future period.

New Accounting Pronouncements

Mexican GAAP

Liabilities, Reserves, Contingent Assets and Liabilities and Obligations

In December 2002 the IMCP issued Bulletin C-9 which sets forth the accounting standards under Mexican GAAP that are to be applied with respect to liabilities, reserves, contingent assets and liabilities and other obligations. Bulletin C-9 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2003. Bulletin C-9 supersedes former Bulletin C-9 and Bulletin C-12 relating to liabilities and contingencies and obligations, respectively. Bulletin C-9, in addition to clarifying the guidelines to be used when accounting for liabilities, reserves, contingent assets and liabilities and other obligations, establishes new standards for the use of present value techniques to measure liabilities and for the accounting of early settlement of obligations. We do not anticipate that Bulletin C-9 will have a significant impact on our financial position or our results of operations.

Intangible Assets

In January 2002, the IMCP issued Bulletin C-8 which requires, among other things, that project development costs be capitalized if they fulfill the criteria to be recognized as an asset. In particular, any start-up expenses relating to project development must be recorded as an expense unless they meet such criteria. Bulletin C-8 also requires that all intangible assets be individually identified to the extent practicable in order to reduce amounts allocated to goodwill in connection with business combinations. Bulletin C-8 supersedes former Bulletin C-8 and applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2003, except that intangible assets acquired prior to January 1, 2003 may be accounted for in accordance with former Bulletin C-8. We do not anticipate that Bulletin C-8 will have a significant impact on our financial position or our results of operations.

Impairment in the Value of Long-lived Assets and their Disposition

In March 2003, the IMCP issued Bulletin C-15 which set forth new principles to be used for the evaluation and recognition of impairment in the value of long-lived assets and the reversal of the recognition of impairment. In particular, the calculation of the amount of impairment in the value of a long-lived asset requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash generating unit and its value in use or the net present value of future cash flows. Bulletin C-15 also sets forth examples of indicators of possible impairment in the value of tangible and intangible long-lived assets then in use, including goodwill. Bulletin C-15 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2004. We do not anticipate that Bulletin C-15 will have a significant impact on our financial position or our results of operations.

Segment Financial Information

In April 2003, the IMCP issued Bulletin B-5 which requires, among other things, that the segment financial information reported under Mexican GAAP be the same segment information that is used by management in taking managerial decisions. Bulletin B-5 technically supersedes International Accounting Standard 14, which we refer to as "IAS 14," although, in fact, Bulletin B-5 requires substantially the same information as IAS 14, other than the requirement described in the foregoing sentence. Bulletin B-5 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2003. We do not anticipate that Bulletin B-5 will have a significant impact on our financial position or our results of operations.

Financial Instruments with Characteristics of both Liabilities and Equity

In April 2003, the IMCP issued Bulletin C-12 which sets forth the criteria to be used as in determining how to classify and record the debt and equity components of complex financial instruments. Bulletin C-12 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2004. We do not anticipate that Bulletin C-12 will have a significant impact on our financial position or our results of operations.

U.S. GAAP

Accounting of Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board, which we refer to as "FASB," issued SFAS No. 143 which discusses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of a long-lived asset and it requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs must be capitalized as part of the carrying amount of the long-lived asset. SFAS applies to all financial statements prepared under or reconciled to U.S. GAAP relating to periods beginning on or after January 1, 2003. Although we are still evaluating the effect of SFAS No. 143 on us, we do not anticipate that it will have a significant impact on our financial position or our results of operations.

Rescission of FASB Statements No. 4, 44, and 64; Amendment to FASB Statement No. 13

In April 2002, the FASB issued SFAS No. 145 which requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria set forth in APB Opinion 30. SFAS No. 145 also amended SFAS No. 13 to eliminate inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 applies to all financial statements prepared under or reconciled to U.S. GAAP relating to periods beginning on or after May 15, 2002, except that leases entered into before May 15, 2002 need not be accounted for in accordance with SFAS No. 145. Although we are still evaluating the effect of SFAS No. 145 on us, we do not anticipate that it will have a significant impact on our financial position or our results of operations.

Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146 which requires that costs associated with exit or disposal activities be recorded at their fair value at the time the liability is incurred. Under previous guidance, certain exit costs were accrued at the time management committed to an exit plan, which is generally before an actual liability is incurred. SFAS No. 146 applies to exit and disposal activities initiated after December 31, 2002. Although we are still evaluating the effect of SFAS No. 146 on us, we do not anticipate that it will have a significant impact on our financial position or our results of operations.

Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 which requires that guarantors recognize, at the time of the issuance of certain guarantees, a liability for the fair value of the obligation undertaken when issuing such guarantees. FASB Interpretation No. 45 also requires additional disclosure about the guarantor's obligations under certain guarantees it has issued. The initial recognition and measurement provisions of this interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements apply to all financial statements prepared under or reconciled to U.S. GAAP relating to periods ending on or after January December 15, 2002. We do not anticipate that this interpretation will have a significant impact on our financial position or our results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" addresses the consolidation of variable interest entities by business enterprises. Under current practice, if an entity controls another through the ownership of voting interests of such entity, the controlled entity should be included in the controlling entity's consolidated financial statements. FASB Interpretation No. 46 defines "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not anticipate that it will have a significant impact on our financial position or our results of operations.

Derivative Instruments

In April 2003, the FASB issued SFAS No. 149 which amends and clarifies financial accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. These changes require that contracts with comparable characteristics be accounted for similarly. The new standard will applies for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003 and as stated below, and will be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 that have been effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. Although we are still evaluating the effect of SFAS No. 149 on us, we do not anticipate that it will have a significant impact on our financial position or our results of operations.

Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150 which aims to eliminate diversity in the practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers: (i) mandatory redeemable instruments, (ii) forward contracts, written put options and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets and (iii) certain other financial instruments that include obligations. SFAS No. 150 applies to all financial instruments issued or whose terms are modified after May 31, 2003 and to pre-existing instruments effective as of the beginning of the first interim period of the issuer beginning after June 15, 2003. Although we are still evaluating the effect of SFAS No. 150 on us, we do not anticipate that it will have a significant impact on our financial position or our results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

Account Receivable Factoring Programs

In order to diversify our sources of financing, we have implemented certain accounts receivable factoring programs. We have implemented accounts receivable factoring programs for our Glass Containers business unit, Vitro America and Cristalglass. As of December 31, 2002, we had utilized $53 million out of the $75 million available in the Glass Containers business unit's program, $37 million out of the $55 million available in Vitro America's program, and $9 million out of the $10 million available in Cristalglass' program. Through these programs, in 2002, we factored approximately 30% of our consolidated accounts receivables and we therefore consider these factoring programs significant to our financial condition.

In general terms, the accounts receivable factoring programs, in addition to providing an alternate source of financing, offer other advantages to us, both in terms of cost and in non-financial value added commitments that promote the sale of certain of our consumer products. When the sale of receivables resulted in a true sale pursuant to Mexican and U.S. GAAP, we treated such sales as off-balance-sheet transactions. As of December 31, 2001 and 2002, respectively, we had an aggregate of $93 million and $99 million in off-balance-sheet financing related to these accounts receivables factoring programs. We have the obligation to pay uncollectible receivables in the case of non-compliance of clients.

On March 19, 2003, GECC assigned Vitro America's accounts receivable factoring program to us in exchange for $38 million in cash. Subsequently, we assigned such accounts receivable factoring program to one of our subsidiaries. The liquidity that the assigned accounts receivable factoring program provided to Vitro America has been replaced by liquidity provided by our subsidiary that was the assignee of the accounts receivable factoring program.

On June 27, 2003, Vitro America entered into a $40 million accounts receivable securitization facility with Wachovia Bank. The facility contains certain customary restrictive covenants. As of June 27, 2003, we had not sold any accounts receivable to the facility. We entered into the accounts receivable securitization facility to replace the accounts receivable factoring program that GECC assigned to us on March 19, 2003.

LIQUIDITY AND CAPITAL RESOURCES

We operate in capital-intensive industries and require ongoing investments to update our assets and technology. Over the past years, funds for those investments and for working capital needs joint venture transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, short and long-term debt and, to a lesser extent, divestitures.

Under Mexican GAAP, our consolidated statement of changes in financial position identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos. Thus, the changes shown in the statements of changes in financial position included in our consolidated financial statements do not necessarily represent cash flow activities. Accordingly, the discussion of cash flows presented in the following paragraphs are based on the reconciliation to U.S. GAAP included in note 21 to our audited consolidated financial statements.

As of May 31, 2003, we had cash and cash equivalents totaling Ps. 1,177 million ($113 million). Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States. We obtain short-term financing from various Mexican and international banks. Short-term financing consists of lines of credit denominated in several currencies including pesos and U.S. dollars. Please see "-Description of Our Indebtedness Short Term Debt" for a description of our short-term financing. As of May 31, 2003, outstanding short-term debt (including the current portion of long-term debt) totaled Ps. 5,248 million ($508 million), approximately 86% of which was U.S. dollar-denominated. As of May 31, 2003, our outstanding consolidated long-term debt (excluding the current portion thereof) totaled Ps. 10,151 million ($982 million), 37% of which was U.S. dollar-denominated.

Maturity	Million Pesos	Million U.S. dollars	Denominated in pesos	Average interest rate	Denominated in U.S. dollars	Average interest rate
2003	Ps. 4,130	Ps. 400	Ps. 385	9.45%	Ps. 3,744	4.91%
2004	1,984	192	604	9.59	1,380	5.22
2005	1,452	141	210	12.25	1,243	5.51
2006 and thereafter	7,833	758	5,955	10.37	1,878	8.69
Total	Ps. 15,399	Ps. 1,490	Ps. 7,154	10.33%	Ps. 8,245	6.29%

Our working capital increased Ps. 788 million during 2002. This increase was principally due to an increase in our inventories, trade receivables and other current assets and liabilities. Our inventories increased by Ps. 503 million due to (i) the reduction of sales volume in the liquor and wine segment of our Glass Containers business unit and (ii) the build-up of finished inventory of flat glass in anticipation of the refurbishment of one of our flat glass facilities during the first half of 2003. Our trade receivables increased Ps. 322 million due to the Ps. 104 million escrow relating to the sale of our former Acros Whirlpool business unit in July 2002 to Whirlpool and the advance payment of Ps. 208 million received from one of our clients of our Glass Containers business unit during 2001, which was extinguished during 2002. During 2002 our working capital investment was also impacted by a decrease in our accounts payable to suppliers and other short-term liabilities of Ps. 204 million. This decrease was a result of our efforts to return to historic levels in our accounts payables, which required us to reduce our accounts payable by Ps. 338 million. In addition, during 2002, we made aggregate pension plan funding payments of Ps. 167 million.

The funds that we anticipate will be generated from continued operations, new and refinanced indebtedness and divestitures will be sufficient to meet our currently expected working capital requirements and investment activities.

Continued Operations

During 2002, net cash generated from continuing operations was Ps. 1,189 million, a decrease of 48.6% compared to the Ps. 2,313 million of net cash generated from continuing operations in 2001. This decrease was primarily due to a Ps. 788 million increase in net working capital in 2002 relative to 2001.

The Ps. 1,189 million of net cash generated from continuing operations in 2002 were used to partially fund (i) the Ps. 985 million in capital expenditures incurred in 2002, (ii) the Ps. 490 million employed in financing activities, including the payment of a Ps. 332 million dividend and (iii) the Ps. 1,251 increase in our cash balance.

Restrictions on Dividend Payments

Pursuant to article 20 of the Mexican Ley General de Sociedades Mercantiles, which we refer to as the "Mexican General Law of Corporations," 5% of the annual net income of Mexican corporations such as us and our Mexican subsidiaries must be set aside to create or increase a mandatory legal reserve until it amounts to not less than 20% of such corporation's outstanding equity capital. Thereafter, excess cash may be distributed as dividends to the shareholders, unless they agree otherwise at a general shareholders' meeting.

In addition to the foregoing restriction, the majority of our joint venture agreements require the consent of our joint venture partners for certain significant operating and management decisions, including the payment of dividends. For example, in our joint venture with Libbey, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of the shareholders represented in the Board of Directors, and such majority shall consist of at least one director appointed by us and one director appointed by Libbey. In our joint venture with Visteon, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of shares of common stock of Vitro Flex present at an ordinary shareholders' meeting, provided, however, that if less than 80% of earnings are to be distributed as dividends, then the approval by at least 65% of the Vitro Flex's outstanding shares is required. In the case of our joint venture with Pilkington, whether dividends will be paid and the amount of dividends to be paid are decisions determined by a vote of the majority of the shareholders. In our joint ventures with Solutia, AFG Industries and Rexam, approval by a majority of the shareholders is required in order to distribute dividends.

Description of our Indebtedness

Included below is a description of certain of the debt agreements and instruments governing our indebtedness. However, our financings also include off-balance financing transactions and derivative transactions that are not described in this section. Please see "Item 5. Operating and Financial Review and Prospects-Off-Balance Sheet Arrangements" for a description of such financing transactions and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a description of such derivative transactions.

Long-Term Debt

As of December 31, 2002 and May 31, 2003, we had approximately Ps. 12,015 million ($1,150 million), and Ps. 12,282 million ($1,188 million), respectively, of long-term debt, including the current portion of long-term debt.

The following description of certain of our debt agreements and instruments is limited to those agreements pursuant to which more than $20 million (or its equivalent in pesos) of long-term debt was outstanding as of May 31, 2003 or where the relevant debt is publicly listed or quoted.

Facility	Outstanding Principal Amount as of May 31, 2003	Interest Rate and Payment Dates	Maturity/ Amortization of Principal Amount
California Commerce Bank-Flat Glass Credit Agreement Borrower: Vitro Flotado, S.A de C.V. Guarantor: Vitro Plan	$ 30 million	Rate: LIBOR plus 2.32% per annum.	December 5, 2003
Interest Payment Dates: Semi-annually, beginning on June 5, 2001.
2000-1 peso-denominated Medium-Term Notes Issuer: Vitro	Ps. 310 million ($ 29 million)
Rate:  Determined every 196 days (every interest rate period includes 7 interest payment dates).  For the first 196-day period, 180-day CETES rate plus 2.4% per annum.  For the following 196-day periods, 180-day CETES rate plus 2.4% per annum, plus or minus the difference between (x) 28-day CETES rate issued during the previous 196-day period plus 3.5% and (y) the rate established for the previous 196-day period.
February 26, 2004
Interest Payment Dates: Interest is paid every 28 days beginning on December 7, 2000.
Bank of Montreal-Glassware Credit Facility Borrower: Vitrocrisa	$ 23 million	Rate: LIBOR plus 1.625%, 1.875% and 2.25% per annum for the first, second and third year, respectively.	January 5, 2004
Interest Payment Dates: Quarterly beginning on April 30, 2001.
Banamex-Glassware Credit Agreement Borrower: Vitrocrisa Conditional Guarantor: Vitro	$ 30 million	Rate: To be negotiated every 180 days.	August 31, 2004
Interest Payment Dates: Semi-annually beginning on February 19, 1999.
1999-3 UDI-Medium-Term Notes Issuer: Vitro	UDI 50 million (Ps. 148 million or $ 14 million)	Rate: 175 basis points above the 5-year UDI-denominated government bond rate per annum.	October 12, 2004
Interest Payment Dates: Quarterly beginning on January 12, 2000.
HSBC-Vitro Credit Agreement Borrower: Vitro	$ 25 million	Rate: LIBOR + 3%	December 23, 2004
Amortization and Interest Payment Dates: Bimonthly or quarterly beginning on July 1, 2003
1991-1 UDI-Medium-Term Notes Issuer: Vitro	UDI 200 million (Ps. 578 million or $ 56 million)	Rate: 9.0% per annum.	June 7, 2006
Interest Payment Dates: Quarterly beginning on September 7, 1999.
Bank of America-Vitro America Credit Agreement Borrower: Vitro America Guarantor: VVP Holdings, Inc.	$ 25 million	No loans are outstanding under this agreement. An $11 million letter of credit has been issued.	June 26, 2006
HSBC/SSB-Glass Containers Credit Facility Borrower: Compania Vidriera, S.A. de C.V. Guarantors: Vitro Packaging, VENA and Vitro	$ 135 million	Rate: LIBOR plus 2.25%, decreasing upon meeting debt ratios	August 21, 2006
Amortization and Interest Payment Dates: Quarterly beginning on November 14, 2001.
Banamex-Viplamex Credit Agreements Borrower: Vidrio Plano de Mexico, S.A. de C.V. Guarantor: Vitro Plan	$ 27 million	Rate: LIBOR plus 2.26% per annum.	September 4, 2006
Amortization and Interest Payment Dates: Semi-annually beginning on March 25, 1997.
1999-2 UDI-Medium-Term Notes Issuer: Vitro	UDI 155 million	Rate: 9.90% per annum.	October 12, 2006
	(Ps. 449 million or $ 43 million)	Interest Payment Dates: Quarterly beginning on January 12, 2000.
Flat Glass Credit Facility Borrowers: Vitro Plan, VVP Holding Corp., VVP Syndication Inc. Guarantors: All wholly-owned material subsidiaries of Vitro Plan	Tranche A:	Rate Tranche A:	Tranche A:
	$ 80 million	Year 1: LIBOR + 1.875%	March 27, 2006
Year 2: LIBOR + 2.000%
Year 3: LIBOR + 2.125%
Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.
Rate Tranche B:
Year 1: LIBOR + 2.250%
	Tranche B:	Year 2: LIBOR + 2.375%
	$ 41 million	Year 3: LIBOR + 2.500%	Tranche B:
		Year 4: LIBOR + 2.625%	March 27, 2008
Year 5: LIBOR + 2.750%
Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2004.
Rate Tranche C:
Year 1: TIIE 28d + 2.000%
Year 2: TIIE 28d + 2.125%
Year 3: TIIE 28d + 2.250%
	Tranche C:	Year 4: TIIE 28d + 2.375%	Tranche C:
	Ps. 628 million ($ 61 million)	Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.	March 27, 2007
11 3/8% Vicap Notes Issuer: SOFIVSA Guarantor: Vitro	$ 233 million	Rate: 11 3/8% per annum.	May 15, 2007
Interest Rate Payment Dates: Semi-annually on May 15 and November 15 of each year.
2002 Peso-Denominated Certificados Bursatiles Issuer: Vitro	Ps. 360 million ($ 35 million)	Rate: CETES 182d + 3.25 % per annum	October 2, 2008
Interest Rate Payment Dates: Interest is paid every 28 days beginning on October 10, 2002.
2002 Peso-Denominated Certificados Bursatiles Issuer: Vitro	Ps. 1 billion ($ 97 million)	Rate: CETES 182d + 3.25 % per annum	December 22, 2008
Interest Rate Payment Dates: Interest is paid every 28 days beginning on December 30, 2002.
2003 Peso-Denominated Certificados Bursatiles Issuer: Vitro	Ps. 1.14 billion ($ 110 million)	Rate: CETES 182d + 3.25 % per annum	February 5, 2009
Interest Payment Dates: Interest is paid every 28 days beginning on February 13, 2003.
11 1/2% Senior Notes due 2009 Issuer: Vitro	$ 66 million	Rate: 11 1/2% per annum.	April 30, 2009
Interest Payment Dates: Semi-annually on April 30 and October 30 of each year.

Below is a summary of the terms of the foregoing facilities or securities.

California Commerce Bank-Flat Glass Credit Agreement

On November 24, 2000, Vitro Flotado, S.A. de C.V. entered into a credit agreement with California Commerce Bank pursuant to which it borrowed an aggregate amount of $30 million. The loan made under this agreement bears an annual floating interest rate of LIBOR plus 2.32%. The principal on this loan will become due on December 5, 2003. The loan is guaranteed by Vitro Plan and contains certain customary restrictive covenants including restrictions on the ability of Vitro Flotado to (i) enter into certain mergers, consolidations and asset sales, (ii) grant certain liens on its assets and (iii) make investments in, or purchases of, other enterprises. Provided we meet certain conditions, our ability to pay dividends is unrestricted by this credit agreement. During 2001 and 2002, we met such conditions.

HSBC-Vitro Credit Agreement

On May 14, 2002, Vitro entered into a credit agreement with HSBC Bank USA pursuant to which it borrowed $25 million. The loan made under this agreement bears an annual floating interest rate of LIBOR plus 3%. The final amortization of the loan will become due on December 23, 2004. The loan is guaranteed by Fomento Inmobilario y de la Construcción, S.A. de C.V. and Vitro Corporativo, S.A. de C.V., and is secured by mortgages on our corporate headquarters' facilities. The credit agreement contains certain customary restrictive covenants. Provided we meet certain conditions, our ability to pay dividends is unrestricted by this credit agreement. During 2002, we met such conditions.

2000-1 Peso-Denominated Medium-Term Notes

On November 9, 2000, Vitro issued medium-term notes with an aggregate principal amount of Ps. 310 million. At issuance, Fitch Mexico rated the medium term notes at MAA-. These medium-term notes bear fixed annual interest rate which is determined every 196 days as follows: (i) for the first 196-day period, the 180-day CETES rate plus 2.4% and (ii) for all subsequent 196-day periods, the 180-day CETES rate plus 2.4% plus or minus the difference between (x) the 28-day CETES rate issued during the previous 196-day period plus 3.5% and (y) the rate established for the previous 196-day period. These notes mature on February 26, 2004, at which point the entire aggregate principal amount will become due. The medium-term notes are senior, unsecured obligations of Vitro and do not impose any restrictive covenants on us.

Bank of Montreal-Glassware Credit Agreement

On January 5, 2001, Vitrocrisa entered into a credit agreement with Bank of Montreal and certain other lenders which provides for loans of up to $30 million. As of May 31, 2003, the outstanding balance of the loans made under this credit agreement was approximately $23 million. The loans under this credit agreement bears an annual floating interest rate of LIBOR plus 1.625%, 1.875% and 2.25% for the first, second and third year, respectively. The final amortization on these loans will become due on January 5, 2004. The Bank of Montreal-Glassware Credit Facility requires Vitrocrisa to maintain compliance with certain financial covenants, including, among others, an interest coverage ratio, a leverage ratio and a minimum net worth. The Bank of Montreal-Glassware Syndicated Facility also contains certain customary restrictive covenants including restrictions on the ability of Vitrocrisa to (i) enter into certain asset sales, mergers or consolidations and (ii) grant certain liens on its assets. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement. During 2001 and 2002, we met such financial ratios and conditions.

Banamex-Glassware Credit Facility

On August 19, 1998, Vitrocrisa entered into a credit agreement with Banamex pursuant to which it borrowed $30 million. The loan under this agreement bears the annual interest rate that is negotiated between the parties for the 180-day period following each date that is an integer multiple of 180 days after the date of the credit agreement's execution. The principal on this loan will become due on August 31, 2004. This loan is conditionally guaranteed by Vitro. The Banamex-Glassware Credit Facility requires Vitrocrisa to maintain compliance with certain financial covenants, including, among others, an interest coverage ratio and a leverage ratio. It also contains certain customary restrictive covenants including restrictions on the ability of Vitrocrisa to (i) enter into certain mergers, consolidations and asset sales and (ii) grant certain liens on its assets. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement. During 2001 and 2002, we met such financial ratios and conditions.

1999 UDI-Medium-Term Notes

On October 12, 1999, we issued medium-term notes with an aggregate principal amount of UDI 50 million. The medium-term notes were issued under a single financing program, which was approved by the CNBV. At issuance, Fitch Mexico rated the medium term notes at AA-(mex). The medium-term notes bear an annual floating interest rate of 175 basis points over the 5-year UDI-denominated government bond rate and mature on October 12, 2004, at which point the entire aggregate principal amount will become due. The medium-term notes are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. On January 25, 2001, we entered into a swap agreement which had the effect of converting our payment obligations in UDIs under the medium-term notes into payment obligations in dollars. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos.

On June 7, 1999, we issued medium-term notes with an aggregate principal amount of UDI 200 million. The medium-term notes were issued under a single financing program, which was approved by the CNBV. At issuance, Fitch Mexico rated the medium-term notes at AA-(mex). The medium-term notes bear an annual floating interest rate of 175 basis points over the 5-year UDI-denominated government bond rate and mature on June 7, 2006, at which point the entire aggregate principal amount will become due. The medium-term notes are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. On January 25, 2001, we entered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the medium-term notes into payment obligations in dollars and (ii) the medium-term notes' floating interest rate into a 9.0% fixed interest rate. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos.

On October 12, 1999, we issued medium-term notes with an aggregate principal amount of UDI 155 million. The medium-term notes were issued under a single financing program, which was approved by the CNBV. At issuance, Fitch Mexico rated the medium-term notes at AA-(mex). The medium-term notes bear an annual floating interest rate of 175 basis points over the 5-year UDI-denominated government bond rate and mature on October 12, 2006, at which point the entire aggregate principal amount will become due. The medium-term notes are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. On January 25, 2001, we entered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the medium-term notes into payment obligations in dollars and (ii) the medium-term notes' floating interest rate into a 9.9% fixed interest rate. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos.

Bank of America-Vitro America Credit Agreement

On January 31, 1997, Vitro America entered into a credit agreement with the Bank of America which provided for a revolving line of credit for up to $50 million. As of May 31, 2003, the outstanding balance of the letters of credit issued under this credit agreement was $11 million, which was collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment and intangible assets, and guaranteed by certain affiliates of Vitro America. The credit agreement contained certain customary restrictive covenants and required continued compliance with certain financial ratios. Provided we met certain financial ratios and certain other conditions, our ability to pay dividends was unrestricted by this credit agreement. During 2001 and 2002, we did not meet such financial ratios and conditions for dividend payments.

On June 27, 2003, Vitro America and the Bank of America amended the credit agreement to (i) reduce the maximum amount borrowable under the revolving line of credit to $25 million and (ii) change the maturity date of the loans made and letters of credit issued under this credit agreement to June 26, 2006. The restated credit agreement provides for (i) revolving loans at an annual floating interest rate equal to the Bank of America's prime rate plus a spread ranging between 0.25% and 1.00%, (ii) revolving loans at an annual floating interest rate of LIBOR plus a spread ranging between 2.00% and 2.75% and (iii) the issuance of standby letters of credit up to a maximum amount of $15 million. The credit agreement is collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment, intangible assets and fixed assets. The amended credit agreement contains certain customary restrictive covenants and requires continued compliance with certain financial ratios. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement.

HSBC/SSB-Glass Containers Credit Facility

On August 14, 2001, Compañía Vidriera, S.A. de C.V., which we refer to as "COVISA", entered into credit agreement with HSBC, Salomon Smith Barney and certain other lenders which provide for loans of up to $235 million. As of May 31, 2003, COVISA had an outstanding balance approximately $135 million under this credit agreement. The loan under this credit agreement bears an annual floating interest rate of LIBOR plus 2.25%. The final amortization on this loan will become due on August 21, 2006. The loan made under this credit agreement is guaranteed by Vitro, VENA and Vitro Packaging, and is secured with export receivables. The credit agreement contains certain customary restrictive covenants including restrictions on the ability of the COVISA (i) to incur any additional indebtedness, pursuant to a debt to EBITDA ratio and (ii) to enter into certain transactions with affiliates. It also requires continued compliance with certain financial ratios. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement. During 2001 and 2002, we did not meet such financial ratios and conditions for dividend payments.

Banamex-Viplamex Credit Agreements

On September 4, 1996, Vidrio Plano de Mexico, S.A. de C.V, which we refer to as "Viplamex," entered into two credit agreements with Banamex which provide for loans of up to $62 million. As of May 31, 2003, Viplamex had an outstanding balance of approximately $27 million under these credit agreements. The loans under these credit agreements bear an annual floating interest rate of LIBOR plus 2.26%. The final amortization on these loans will become due on September 4, 2006. The amounts outstanding under the Banamex-Viplamex Facilities are secured by mortgages on certain assets of Viplamex. The Banamex-Viplamex Facilities require Vitro Plan, on a consolidated basis, to maintain compliance with certain financial ratios, including, among others, a leverage ratio and a liquidity ratio. The Banamex-Viplamex Facilities contain certain customary restrictive covenants including restrictions on the ability of Viplamex and Vitro Plan to enter into certain mergers, consolidations and asset sales. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by these credit agreements. During 2001 and 2002, we did not meet such financial ratios and conditions for dividen payments.

Flat Glass Credit Facility

On February 26, 2003, Vitro Plan entered into a credit facility with Comerica Bank, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $182 million. The credit facility includes (i) an approximately $80 million, 3-year term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 1.875% and 2.125%, (ii) an approximately Ps. 628 million, 4-year term loan with an annual floating interest rate equal to TIIE plus a spread ranging between 2.000% and 2.375% and (iii) an approximately $41 million, 5-year term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.25% and 2.75%. The principal of these loans will become due upon their respective maturities. The loans are partially collateralized and are guaranteed by all wholly-owned material subsidiaries of Vitro Plan. The credit facility contains a requirement that our debt to EBITDA ratio be below 2.75 and certain other customary restrictive covenants. Provided we meet certain conditions, our ability to pay dividends is unrestricted by this credit agreement. The proceeds from these loans were used to repay short term debt.

2002-2003 Peso-Denominated Certificados Bursatiles

On October 10, 2002, we established a Certificados Bursatiles or medium-term notes program under which we can issue up to an aggregate principal amount of Ps. 2.5 billion. Our program was approved by the CNBV. Each Certificado Bursatil issued under the program must be denominated in pesos and have a maturity in excess of one year. The program will expire on October 10, 2006.

On October 10, 2002, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 360 million. The Certificados Bursatiles were issued under the program referenced above. At issuance, Fitch Mexico rated the Certificados Bursatiles at AA-(mex). The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on October 2, 2008, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. The proceeds from the Certificados Bursatiles were used to refinance short- and long-term debt and for working capital purposes.

On December 30, 2002, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 1 billion. The Certificados Bursatiles were issued under the program referenced above. At issuance, Fitch Mexico rated the Certificados Bursatiles at AA-(mex). The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on December 22, 2008, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. The proceeds from the Certificados Bursatiles were used to refinance short- and long-term debt and for working capital purposes.

On February 13, 2003, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 1.14 billion . The Certificados Bursatiles were issued under the program referenced above. At issuance, Fitch Mexico rated the Certificados Bursatiles at AA-(mex). The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on February 5, 2009, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. The proceeds from the Certificados Bursatiles were used to refinance short- and long-term debt and for working capital purposes.

Vicap Notes

On May 13, 1997, Vicap, S.A. de C. V., which we refer to as "Vicap," Vitro's wholly-owned subsidiary and financing vehicle in Mexico, completed an offering under Rule 144A of the Securities Act of 1933, as amended, which we refer to as the "Securities Act" in the international capital markets of $250 million aggregate principal amount of its 11.375% Guaranteed Notes due 2007, unconditionally guaranteed by Vitro, which we refer to as the "Old Vicap Notes."

On November 18, 1998, in accordance with the terms of a registration rights agreement entered into at the time of the Old Vicap Notes, Vicap and Vitro consummated their offer to exchange the Old Vicap Notes for notes of Vicap with an aggregate principal amount of $250 million that were registered under the Securities Act, which we refer to as the "New Vicap Notes". The aggregate principal amount of Old Vicap Notes that were exchanged in the exchange offer for New Vicap Notes was $231,825,000. Pursuant to the undertaking by the Vicap and Vitro in the registration statement filed in connection with the Exchange Offer, Vicap and Vitro removed from registration all the New Vicap Notes that remained unexchanged as of November 18, 1998. Accordingly, as of November 18, 1998 there were outstanding approximately $232 million and $18 million, respectively, of New Vicap Notes and Old Vicap Notes, which we refer to the Old Vicap Notes and the New Vicap Notes collectively as the "Vicap Notes".

The terms of the New Vicap Notes are identical in all material respects to the terms of the Old Vicap Notes except that the New Vicap Notes have been registered under the Securities Act and are issued free of any transfer restrictions. As a consequence, the Old Vicap Notes bear legends restricting their transfer and, in general, may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

The Vicap Notes are debt securities issued under an Indenture dated as of May 1, 1997, which we refer to as the "Indenture" among Vicap, as issuer, Vitro, as guarantor, and The Chase Manhattan Bank, as trustee. The Vicap Notes and the guarantee by Vitro are general, senior unsecured obligations, respectively, of Vicap and Vitro and rank pari passu with senior unsecured obligations, respectively of Vicap and Vitro (other than obligations given preference by statute). However, obligations of Vitro to its creditors, including holders of the Vicap Notes, are effectively subordinated in right of payment to all direct liabilities of its subsidiaries. The Vicap Notes are redeemable at the option of Vicap after May 15, 2002, at defined redemption prices plus accrued interest on the redemption date. The Indenture contains covenants limiting, among other things, the ability of Vitro and/or its Restricted Subsidiaries (as defined therein) to incur additional indebtedness, pay dividends or make certain investments, engage in transactions with affiliates, engage in mergers and consolidations and create or permit liens.

On January 31, 2001, SOFIVSA, a wholly-owned subsidiary of Vitro, entered into a merger agreement with Vicap and upon consummation of the merger contemplated therein, SOFIVSA became the surviving entity. On the same date, SOFIVSA, as issuer, Vitro as guarantor, and The Chase Manhattan Bank, as trustee, entered into a supplemental indenture pursuant to which SOFIVSA expressly assumed all of the obligations of Vicap under the notes and the Indenture. As of the filing of this annual report, we had purchased Vicap Notes with an aggregate principal amount of $17.5 million.

11 1/2% Senior Notes due in 2009

On April 30, 2002, we sold $88.35 million aggregate principal amount of our 2009 Senior Notes to CSFBI, an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million. The notes bear a fixed annual interest rate of 11.50%. The 2009 Senior Notes are senior, unsecured debt securities governed by an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee. The indenture contains customary covenants.

A portion of the net proceeds of the sale of the 2009 Senior Notes, in the amount of $38.8 million, was used to pay a portion of the principal and accrued interest of the $175 million aggregate principal amount 10 1/4% Guaranteed Notes due in 2002 issued by our wholly owned subsidiary SOFIVSA, and guaranteed by us, which matured on May 15, 2002. The remaining proceeds, in the amount of $39.1 million, were used to purchase 13.889% Credit Linked Notes issued by the CLN Issuer with an aggregate principal amount of $40 million. Under the terms of the 13.889% Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default with respect to our indebtedness, a restructuring of our indebtedness or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the 13.889% Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of the 11⅜% Guaranteed Notes. As a result, if a Credit Event occurs and we are not able to cure such Credit Event within the applicable period, we may lose the entire amount that we invested in the 13.889% Credit Linked Notes. As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the 13.889% Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the 13.889% Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Concurrently with the issuance of the 2009 Senior Notes and the purchase of the 13.889% Credit Linked Notes, we entered into a swap agreement with CSFBI pursuant to which we agreed to make certain payments on April 30 of each year, beginning on April 30, 2003 and ending on April 30, 2006, to CSFBI calculated with respect to an original notional amount of $80 million if a proportional part of the 2009 Senior Notes have not been sold by CSFBI at that time and the market price of the 11?% Guaranteed Notes has declined from an initial benchmark price which is based on the price paid by CSFBI for the 2009 Senior Notes. In addition, under the swap agreement, CSFBI may require us to, at any time, make payments of all amounts that would be owed by us on all future payment dates if the market price of the 11?% Guaranteed Notes has declined to certain levels, with any such payments being reduced by payments we would be required to make on future payment dates. If certain Termination Events occur, which are similar to the Credit Events described above, CSFBI may terminate the swap agreement. In that event, we may owe CSFBI an amount calculated as described above with respect to declines in the market price of the 2009 Senior Notes for up to $40 million.

In accordance with the swap transaction, we have already paid to CSFBI a notional amount of $22.01 million of the $88.35 million aggregate principal amount of the 2009 Senior Notes. As of the date of this annual report, the outstanding aggregate principal amount of the 13.889% Credit Linked Notes is $29.1 million and the outstanding aggregate principal amount of the 2009 Senior Notes is $66.3 million.

Short-Term Debt

Our short-term debt consists primarily of unsecured borrowing arrangements with Mexican and foreign banks and commercial paper programs denominated in both U.S. dollars and Mexican pesos. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 2.5% above LIBOR, for the U.S. dollar-denominated loans, and floating market rates, for the peso-denominated loans. As of December 31, 2002 and March 31, 2003, we had approximately Ps. 3,176 million ($305 million) and Ps. 3,117 million ($302 million), respectively, of short-term debt, excluding the current portion of long-term debt.

Covenant Compliance

During the last three years and during the first six months of 2003, we breached of certain of our covenants relating to the maintenance of financial ratios and the provision of notice of a change in our subsidiary's corporate name contained in certain of our credit agreements and in one of our accounts receivables factoring programs. In each case, either (i) such breach was waived by the lender, (ii) we repaid in full the outstanding indebtedness under such credit agreements or (iii) we purchased the accounts receivable from the lender. At no time did we fail to make required principal or interest payments. We are currently not in (i) default in the payment of principal, interest or sinking or purchase fund installments or (ii) any other material default that has not been cured within 30 days, in each case, relating to our indebtedness and off-balance sheet arrangements.

In addition, under certain of our subsidiaries' credit agreements, if such subsidiary does not meet certain financial ratios and other conditions, its ability to pay dividends is restricted. During 2001 and 2002, certain of our subsidiaries were restricted from paying dividends by credit agreements. For more information see "-Long-Term Debt."

Divestitures

During the last three years, we received aggregate net proceeds of approximately $200 million from divestitures and asset sales. Please refer to "Item 4. Information on the Company-History and Development of the Company-Divestitures" for a description of these transactions. These resources provided a non-recurring source of cash that were used primarily for debt reduction.

Share Repurchases and Dividends

During the second half of 1998 and the first quarter of 1999, we acquired 28 million common shares of Vitro from a special trust created by Mrs. Lydia Sada Trevino, Mr. Tomas Gonzalez Sada and Mr. Pablo Gonzalez Sada, whom we collectively refer to as the "Gonzalez Sada Family," in a cash neutral transaction that resulted from our agreement to sell our 49.9% interest in Cydsa, S.A., which we refer to as "Cydsa," to the Gonzalez Sada Family in exchange for stock of Vitro held by them. In addition, during the same period, we purchased in the open market three million common shares of Vitro in a series of transactions for an approximate nominal aggregate amount of Ps. 44 million. Additionally, five million common shares of Vitro were transferred from Vitro's stock option trust, which we refer to as the "Stock Option Trust," to us on October 1998. As a result of these transactions, we held 36 million common shares of Vitro in treasury that were canceled on March 26, 1999 at an extraordinary shareholders' meeting.

During the last three quarters of 1999, the Stock Option Trust purchased in the open market approximately 12.9 million common shares of Vitro in a series of transactions for an approximate aggregate amount of Ps. 172 million. These purchases, together with the 10.2 million common shares of Vitro previously held by the Stock Option Trust resulted in total holdings of 23.1 million common shares of Vitro by the Stock Option Trust as of December 31, 1999.

During 2000, the Stock Option Trust purchased in open market transactions 32.1 million common shares of Vitro for an approximate aggregate amount of non-inflation adjusted Ps. 368.2 million. After the sale by the Stock Option Trust of 11.5 million and 11.4 million common shares of Vitro in connection with certain transactions which terminated in 2000 and the sale of 30.5 million common shares of Vitro to Vitro's pension plan, the Stock Option Trust held, as of December 31, 2000, 1.8 million common shares of Vitro.

Additionally, pursuant to the stock repurchase plan approved by our Board of Directors for a maximum aggregate amount of $40 million, from January 1, 2000 to October 9, 2000, in a series of open market transactions, we purchased a total of 34.3 million common shares of Vitro for an approximate aggregate amount of non-inflation adjusted Ps. 380 million. On August 25, 2000, our Board of Directors approved the funding of our subsidiaries' pension plans and on November 28, 2000, we sold to Vitro's pension plan 8.7 million common shares of Vitro for an approximate aggregate amount of non-inflation adjusted Ps. 76.3 million. On December 23, 2000, we sold to Vitro's pension plan an additional 30.5 million common shares of Vitro for an approximate aggregate amount of non-inflation adjusted Ps. 271.5 million.

During the second quarter of 2002 we created a trust in order to pay, with Vitro shares at market value at that time, a part of our variable compensation program to some of our executive employees for an approximate aggregate amount of non-inflation adjusted Ps. 16 million, equivalent to 2.3 million of Vitro's shares.

As of December 31, 2002, and May 30, 2003, we held approximately 48.0 million common shares of Vitro as treasury stock, of which (i) 24.7 million common shares were held by the Stock Option Trust, which we consider for accounting purposes as treasury stock, and (ii) 23.3 million common shares were held as treasury stock.

Capital Expenditures

The following table sets forth our capital expenditures by business unit for the periods presented.

	Year ended on December 31, (Millions of constant pesos as of December 31, 2002)			Three-month period ended on March 31, (Million of constant pesos as of March 31, 2003)
Business Unit	2000	2001	2002	2003
Flat Glass	Ps. 364	Ps. 406	Ps. 283	Ps. 95
Glass Containers	407	314	589	275
Glassware	163	91	125	32
Corporate	18	37	21	7

Total	Ps. 952	Ps. 848	Ps. 1,018	Ps. 409

In 2002, our capital expenditures amounted to approximately Ps. 1,018 million ($98 million). The largest investment project was in our Glass Containers and Glassware business units for the expansion of one of our glass containers furnaces in Guadalajara, Mexico and a glassware furnace in Monterrey, Mexico. The remaining amount was mostly used for maintenance programs.

In 2001, our capital expenditures amounted to approximately Ps. 848 million ($81 million). The single largest investment project was in Vifisa, in which we invested Ps. 195 million ($19 million) for the expansion of one of the existing furnaces. Other investments were focused on maintenance and capacity expansions.

In 2000, our capital expenditures amounted to approximately Ps. 952 million ($91 million). The largest investment projects were focused on technological upgrades, maintenance, capacity expansions and environmental protection programs.

The capital expenditures described above do not include amounts that we have spent in connection with acquisition of companies, which amounted to approximately Ps. 31 million ($3 million) and Ps. 475 million ($46 million) in 2002 and 2001, respectively.

Please see "Item 4. Information on the Company-History and Development of the Company-Capital Expenditures" for a discussion of our capital expenditures during 2003.

Energy Project

Starting the second quarter of 2003, our contractual obligations pursuant to the purchase of electrical power and steam from a cogeneration plant built and operated by Tractebel are effective. The contract calls for 15 Vitro subsidiaries to take on a 15 year basis an aggregate demand of 104 Megawatts and for one of those subsidiaries to take a certain amount of steam produced by the plant. Our obligations are contractually established and partially based on known variables such as inflation and the peso/US dollar exchange rate, whose future value is uncertain. However, we can reasonably estimate that our average yearly payments throughout the life of the contract will be in the range of approximately $18 to $22 million for the fixed take-or-pay payments, while the average total savings, after paying for the fixed and variable charges, will be in the order of approximately $10 to $12 million per year.

Tax on Assets Refund

During the last quarter of 2002 we received a refund of Ps. 155 million from the Secretaria de Hacienda y Credito Publico of Mexico, which we refer to as the "SHCP," relating to excess asset tax paid for 4 years. The majority of the proceeds from this refund were used to reduce short-term debt.

PBGC Matter

As part of the disposal of Anchor Glass Inc., which we refer to as "Anchor Glass," in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation, which we refer to as the "PBGC" a United States governmental agency that guarantees pensions, a limited guaranty of Anchor's unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor's assets, which we refer to as "New Anchor." The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 6, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan resulting from the merger of the covered pension plans was terminated and the obligations thereunder were assumed by the PBGC in exchange for cash, securities and a commitment of reorganized New Anchor to make certain future payments.

On June 20, 2003, the PBGC wrote to us, noting that the plan was terminated effective as of July 31, 2002 with an estimated unfunded liability of $219 million but that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than $122.25 million. The PBGC asserts that the recovery that it secured in the bankruptcy is insufficient and that an underfunding in excess of the Vitro limited guaranty will occur. Accordingly, in such letter, the PBGC demands payments pursuant to the term sheet of $7 million on or before August 1, 2003 and of $3.5 million semi-annually through August 1, 2011. There are various issues concerning such demand and certain defenses that could be asserted by Vitro. It is not possible to estimate the amounts that will ultimately be paid in response to such demand. We have not recorded a reserve in connection with any liability we might have under the term sheet we entered into with the PBGC.

RESEARCH AND DEVELOPMENT

Our research and development efforts are generally decentralized with each operating business unit making its own decisions as to research and development expenditures and areas of emphasis. In 1999, we formed a technology committee which coordinates research and development projects that have the potential to create synergies or that could be implemented in more than one of our business units. In addition, in 2001 we migrated several of our Mexican subsidiaries that own certain of our intellectual property relating to our Flat Glass and Glass Containers business units to Switzerland. These Swiss subsidiaries will perform research and development activities, license the technology to our Mexican operating subsidiaries and undertake development efforts jointly with the Mexican subsidiaries and, eventually, third parties. Also, through technology licensing arrangements, we benefit significantly from research and development conducted by certain of our joint venture partners. Of particular significance to us is the technology license arrangement with Pilkington, which provides us with state of the art float glass technology. Please see. "Item 4 Information on the Company-Operating Business Units-Flat Glass Business Unit". We own a number of trademarks and patents, which, in the aggregate, are important to conduct our business, none of which, however, is individually considered material to our business as a whole. No material amount of money was spent on research activities during 2000, 2001 or 2002 nor the first semester of 2003.

A number of our subsidiaries conduct all or a portion of their businesses through joint ventures or technology alliances with non Mexican partners and we expect to enter into other similar arrangements in the future. Certain of these partners also license technology and trade names to our subsidiaries for use in the manufacture of various products, including flat glass, glassware and glass containers. We believe that these joint ventures, alliances and license arrangements provide us with important competitive advantages. We cannot be certain that in the future, some of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investments, the reduction of import duties and tariffs that has occurred under NAFTA or for other reasons. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. Please see "Item 4 Information on the Company-Operating Business Units."

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth a summary of our contractual obligations and commercial commitments, as of December 31, 2002 in millions of pesos.

Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years
Long- and Short-Term Debt	Ps. 15,191	Ps. 4,778	Ps. 5,464	Ps. 4,949
Capital Lease Obligations	0	0	0	0
Operating Leases	1,856	385	1,101	370
Unconditional Purchase Obligations	0	0	0	0
Other Long-Term Obligations	0	0	0	0
Total Contractual Obligations	17,407	5,163	6,565	5,319

The amounts set forth above under “Operating Leases” include payments that will be made under leases relating to warehouses, three airplanes, forklifts and computer equipment.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following information refers to the directors of Vitro. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of them was selected as a director.

The Board of Directors is responsible for the management of the business. Our by-laws provide that the Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders' meeting and that each member of the Board of Directors shall be elected at such shareholders' meeting for a renewable term of one year. Each director shall serve until a successor is duly elected and takes office. Our Board of Directors currently consists of 16 directors. We have no alternate directors.

A list of our current directors, their principal occupations and directorships, the year they first became a director and year of their birth are set forth below.

Name	Principal Occupation	First Became a Director	Year of Birth
Adrian Sada Gonzalez	Chairman of the Board of Directors of Vitro	1984	1944
Adrian Sada Trevino	Director and Honorary Chairman of the Board of Directors of Vitro	1969	1920
Federico Sada Gonzalez	President and Chief Executive Officer of Vitro	1982	1949
Tomas Gonzalez Sada	Chairman of the Board, President and Chief Executive Officer of Grupo Cydsa, S.A.	1980	1943
Andres A. Yarte Cantu	Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A.	1991	1941
Dionisio Garza Medina	Chairman and Chief Executive Officer of Alfa, S.A. de C.V.	1995	1954
Gustavo Madero Munoz	Chief Financial Officer of Promotora Empresarial del Norte, S.A. de C.V.	1996	1955
Roberto G. Mendoza	Financial Advisor	1998	1945
Carlos E. Represas	Executive Vice President of Nestle S.A.	1998	1945
Jaime Serra Puche	Senior Partner of SAI-Consultores, S.C.	1998	1951
Lorenzo H. Zambrano T.	Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.	1998	1944
Carlos F. Munoz O.	Private Investor	2000	1955
Joaquin Vargas G.	Chairman of the Board of Directors of Grupo MVS, S.A. de C.V.	2000	1954
Raul Rangel Hinojosa	Legal and Financial Advisor and Secretary of the Board of Directors of Vitro	2001	1949
Alejandro Garza Laguera	Member of the Executive Committee of Pulsar Internacional, S.A. de C.V.	2001	1926
Eduardo Brittingham S.	Private Investor	2001	1926

The directors listed above were elected for a one-year term by our shareholders at the annual general ordinary shareholders' meeting held on March 27, 2003. The directors receive directors' fees of three Centenarios, which are 37.5-gram gold coins, per each meeting of the Board of Directors they attend and three Centenarios per each meeting of a committee of the Board of Directors they attend, except for the members of the Audit Committee, who receive five Centenarios plus a fee of Ps. 15,000 per each meeting of such committee they attend.

Following are brief descriptions of the current occupations and biographical information of each of Vitro's directors:

Adrian Sada Gonzalez, Chairman of the Board of Directors of Vitro:

Mr. Sada is a member of the Boards of Directors of Alfa, S.A. de C.V., Gruma, S.A. de C.V., Grupo Cydsa, S.A., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council, the Consejo de Industriales de Nuevo Leon, Fondo Chiapas and Pronatura. In addition he is a member of the Young Presidents Organization.

Adrian Sada Trevino, Member and Honorary Chairman of the Board of Directors of Vitro:

Mr. Sada is Chairman of the Board of Directors of the Fundacion Martinez Sada.

Federico Sada Gonzalez, President and Chief Executive Officer of Vitro:

Mr. Sada is the former Chairman of the Mexican Council for Foreign Trade. He is currently a member of the Boards of Directors of Alpek, S.A. de C.V., Banco Nacional de Comercio Exterior, S.N.C., the Institute for Educational Investigation and Improvement, the Instituto Tecnologico y de Estudios Superiores de Monterrey, Regio Empresas, S.A. de C.V., The University of Texas, MD Anderson Cancer Center and in June 2003 he was appointed as a member of the Board of Directors of Bombardier Inc. Mr. Sada serves as the Chairman of the Council of the National Museum of History, as the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation and as a Trustee of the Museum of Wildlife and Natural Sciences in Monterrey. Mr. Sada is also a member of the Consejo Coordinador Empresarial of the World Business Council for Sustainable Development and the International Business of the World Economic Forum. On May 14, 1999, he became the first President of the Mexican Council for International Commerce and he currently serves as President of the Mexico-France Bilateral Committee of such organization.

Tomas Gonzalez Sada, Chairman of the Board, President, Chief Executive Officer of Grupo Cydsa, S.A.:

Mr. Gonzalez is the Chairman of the Mexico-Japan Business Committee of the Mexican Council for Foreign Trade, the Chairman of the Board of Trustees of the Universidad Regiomontana, the Treasurer of the Fundacion Martinez Sada and a member of the Boards of Directors of Regio Empresas, S.A. de C.V., the Mexican Businessmen Council, The George Washington University School of Business and Public Management and the Young Presidents Organization.

Andres A. Yarte Cantu, Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A.:

Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A. and K-Inver, S.A.

Dionisio Garza Medina, Chairman of the Board of Directors and Chief Executive Officer of Alfa, S.A. de C.V.:

Mr. Garza is the Chairman of the Board of Directors of Universidad de Monterrey and a member of the Boards of Directors of Cemex, S.A. de C.V., Grupo Cydsa, S.A., ING Mexico, S.A. de C.V. and Autoliv, S.A. de C.V., as well as a member of the Associate Board of Directors of the Harvard Business School. Mr. Garza is a member of the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies, the Advisory Committee of the New York Stock Exchange and the Young Presidents Organization.

Gustavo Madero Munoz, Chief Financial Officer of Promotora Empresarial del Norte, S.A. de C.V.:

Mr. Madero serves as Chairman of the Boards of Directors of Hermanos Madero, Electronic Publishing and Campestre Carolinas. Mr. Madero is the Regional Vice President of Grupo Financiero Banamex Accival, S.A. de C.V. as well as a member of the Board of Directors of ING-Comercial America, S.A. de C.V. Mr. Madero is also the President of our Audit Committee.

Roberto G. Mendoza, Financial Advisor:

Mr. Mendoza is Chairman of the Board of Directors of Egg plc and is the former Vice Chairman of J.P. Morgan Chase & Co.

Carlos E. Represas, Executive Vice-President of Nestle S.A.:

Mr. Represas is Chairman of the Board of Directors of Nestle Mexico, S.A. de C.V. and Nestle Holdings, Inc. In addition he is also Co-Chairman of the Board of Directors of Coca-Cola Nestle Refreshments and a member of the Board of Directors of Cereal Partners Worldwide.

Jaime Serra Puche, Senior Partner of SAI-Consultadores, S.C.:

Mr. Serra is a member of the Boards of Directors of Fondo Mexico, Grupo Ferroviario Mexicano, Bardahl, Tamso, RMM Global Sourcing Solutions, Tenaris and Chiquita Brands International. He has served as Mexico's Undersecretary of Revenue, Secretary of Trade and Secretary of Finance.

Mr. Serra led the negotiation and implementation of NAFTA by Mexico and promoted the conclusion of the Uruguay Round and the creation of the World Trade Organization. Mr. Serra also headed the negotiation of free trade agreements with Chile, Colombia, Venezuela, Bolivia and Costa Rica. He founded the Mexican Investment Board and promoted the creation of the Mexican Federal Competition Commission. He served as a trustee of the Yale Corporation and currently co-chairs The President's Council on International Activities of Yale University. He is also a member of the Trilateral Commission and the U.S.-Mexico Bilateral Council.

Mr. Serra is a graduate of the Universidad Nacional Autonoma de Mexico. He earned his Master in Economics at El Colegio de Mexico and his Ph.D. in Economics at Yale University. He has been a professor at El Colegio de Mexico and at Stanford University, Princeton University and New York University.

Lorenzo H. Zambrano T., Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.:

Mr. Zambrano is Chairman of the Boards of Directors of the Instituto Tecnologico y de Estudios Superiores de Monterrey and the Americas Society. He is a member of the Executive Committee of Grupo Financiero Banamex Accival, S.A. de C.V. and the Salomon Smith Barney International Advisory Board. In addition, he is a member of the Boards of Directors of Coca-Cola Femsa, S.A. de C.V., Empresas ICA Sociedad Controladora, S.A. de C.V., Alfa, S.A. de C.V., Grupo Cydsa, S.A. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, the Museo de Arte Contemporaneo and the U.S.-Mexico Commission for Educational and Cultural Exchange.

Carlos F. Munoz O., Private Investor:

Mr. Munoz is Vice-President of Fomento Bursatil, Super Mart and Manufacturas de Concreto. In addition, he is a member of the Board of Directors of Instituto Tecnologico y de Estudios Superiores de Monterrey, Chihuahua Campus.

Joaquin Vargas G., Chairman of the Board of Directors of Grupo MVS, S.A. de C.V.:

Mr. Vargas is Chairman of the Board of Directors of Corporacion Mexicana de Restaurantes, S.A. de C.V., President of the Asociacion Mexicana de Restaurantes A.C. and First Vice-President of Nucleo Radio Mil. In addition, he is Chairman of the Board of Trustees of the Camara Nacional de Industria de Radio y Television and a member of the Boards of Directors of Possehl, Grupo Costamex, S.A. de C.V., Grupo Posadas, the Mexican Stock Exchange and VistaLink Medical Communications Inc.

Raul Rangel Hinojosa, Legal, Financial Advisor and Secretary of the Board of Directors of Vitro:

Mr. Rangel is the President of the Institutional Relations of the Council for Foreign Trade. In addition, he is a member of the Boards of Directors of Consejo Coordinador Empresarial, the Centro Patronal de Nuevo Leon, the Camara de la Industria de la Transformacion en Nuevo Leon and the Centro de Estudios en Economia y Educacion. He is also member of the Advisory Council of the Universidad Autonoma de Nuevo Leon.

Alejandro Garza Laguera, Member of the Executive Committee of Pulsar Internacional, S.A. de C.V.:

Mr. Garza is a member of the Boards of Directors of Grupo Cydsa, S.A., Grupo Industrial Ramirez S.A., Instituto Tecnologico y de Estudios Superiores de Monterrey and the Centro de Estudios de Economia y Educacion. In addition, he is a member of the Boards of Governors of the Wharton School of Business and the Joseph H. Lauder Institute.

Eduardo Brittingham S., Private Investor:

Mr. Brittingham is also Chief Executive Officer of Auto Express Rapido Nuevo Laredo, S.A. de C.V., Laredo Autos, S.A. de C.V. and Corporacion Internacional de Manufacturas.

Examiner and Secretary

We have a comisario, or "Examiner," who is elected by our shareholders at the annual general ordinary shareholders' meeting. Under Mexican law, the Examiner's duties include, among other things, examination of our operations, books, records and any other appropriate documents and the presentation of a report of such examination at the general ordinary shareholders' meeting. At the annual general ordinary shareholders' meeting held on March 27, 2003, Manuel Guemez de la Vega was elected to serve as Examiner for one year and Julio Escamez Ferreiro was elected as alternate Examiner also for one year. The Examiner receives a fee of three Centenarios per each meeting of the Board of Directors and three Centenarios per each meeting of the committees of the Boards of Directors he attends, other than the Audit Committee, for which he receives five Centenarios.

The Board of Directors has the power to appoint the Secretary of the Board of Directors, who need not be a director. The current Secretary of the Board of Directors, elected at the March 27, 2003 ordinary shareholders' meeting, is Raul Rangel Hinojosa.

Senior Management

The following table sets forth information with respect to the executive officers of Vitro. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of them was selected as a member of the senior management.

Name	Title	Current Position Held Since	Year of Birth
Federico Sada Gonzalez	President and Chief Executive Officer	1995	1949
Jose Domene Zambrano	Chief Operating Officer	2001	1954
Francisco Romero Ramos	Director of Legal and Regulatory Affairs	2002	1964
Claudio L. del Valle	Chief Financial Officer	2002	1960
Roberto Rubio Barnes	Vice President of the Glassware business unit	2003	1955
Fernando Flores Faz	Vice President of the Flat Glass business unit	2003	1946
Alfonso Gomez Palacio Gastelum	Vice President of the Glass Containers business unit	2003	1942

The following are brief biographies of each of Vitro's executive officers:

Federico Sada Gonzalez, President and Chief Executive Officer:

Mr. Sada received a Bachelor of Science in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a Master of Business Administration from IMD in Lausanne, Switzerland. He also attended Harvard University's Advanced Management Program. Mr. Sada joined Vitro in 1974. He became Planning and Finance Director of the Glass Containers business unit in 1978. In 1985, he was named President of the North America Glass Containers unit, the largest single business of Vitro at that time. This business included the operations of the Glass Containers business unit in Mexico and the investments of Vitro in North, Central and South America.

On January 1, 1995, Mr. Sada was named President and Chief Executive Officer of Vitro. He is a member of the Boards of Directors of Vitro, Alpek, S.A. de C.V., Banco Nacional de Comercio Exterior, S.N.C., the Institute for Educational Investigation and Improvement, the Instituto Tecnologico y de Estudios Superiores de Monterrey, Regio Empresas, S.A. de C.V., and The University of Texas, MD Anderson Cancer Center.

In addition to his responsibilities at Vitro, Mr. Sada is the Chairman of the Council of the National Museum of History, the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation and a Trustee of the Museum of Wildlife and Natural Sciences in Monterrey. He is a member of the Consejo Coordinador Empresarial of the World Business Council for Sustainable Development and the International Business of the World Economic Forum. On May 14, 1999, he became the first President of the Mexican Council for International Commerce and he currently serves as President of the Mexico-France Bilateral Committee of such organization.

Jose Domene Zambrano, Chief Operating Officer:

Mr. Domene received a Bachelor of Science in Chemical Engineering at the University of Wisconsin-Madison in 1976 and a Master of Business Administration from Stanford University in 1979. Mr. Domene joined Alfa, S.A. de C.V. in 1976 and worked in several executive positions in strategic planning at Alfa Industries. In 1982, Mr. Domene was appointed Vice President of Finance, Planning and Tourism of the Electronics and Food Division at Grupo Protexa, S.A. de C.V. He was later promoted to President of Real Estate and Tourism at such corporation. In 1987, Mr. Domene joined Cemex, S.A. de C.V. as Chief Executive Officer of Cementos Anahuac. He was then appointed Chief Financial Officer of Cemex, S.A. de C.V. and later, Chief Executive Officer of Empresas Tolteca de Mexico. In 1991, Mr. Domene was appointed President of Cemex International. In April 1999, Mr. Domene became the Chief Executive Officer in Altos Hornos de Mexico, S.A. de C.V. Mr. Domene joined Vitro in April 2000. Mr. Domene was appointed Chief Operating Officer in April 2001.

Francisco Romero Ramos, Director of Legal and Regulatory Affairs:

Mr. Romero earned a law degree from the Universidad Autonoma de Chihuahua and a Master of Laws from Washington College of Law. In 1991, Mr. Romero became an Associate at Baker & McKenzie Lawyers S.C. In 1993, he became the Associate General Counsel of Vitro's North American division. In 2002, Mr. Romero was appointed Director of Legal and Regulatory Affairs.

Claudio L. del Valle, Chief Financial Officer:

Mr. del Valle earned a Bachelor degree in Public Accounting at the Universidad Regiomontana in Monterrey, Mexico. In 1978, Mr. del Valle began working for Gomez Morfin Meljem and Asoc. (now Deloitte & Touche) as a Junior Auditor and later became Senior Supervisor. In 1985, Mr. del Valle joined Vitro as a Chief of Special Studies for our former raw materials business. In 1986, he became Tax Consolidation Manager of Vitro. In 1992, Mr. del Valle was appointed Vice President for Administration of Vitro Corporativo, S.A. de C.V. and in 1995 he was appointed Vice President of Finance and Controller of Anchor Glass Container Corp. In 1996, Mr. del Valle was appointed Vice President of Treasury and Administration of Vitro. In 2002, Mr. del Valle was promoted to Chief Financial Officer of Vitro.

Mr. del Valle is a member of the Accounting Institute of the state of Nuevo Leon in Mexico. Also, in 2001 Mr. del Valle was appointed Vice President of the Fiscal Committee of the Mexican Stock Exchange. Currently, Mr. del Valle is the President of the Issuers' Committee of the Mexican Stock Exchange.

Roberto Rubio Barnes, Vice President of the Glassware business unit:

Mr. Rubio earned a Bachelor degree in Mechanical and Electrical Engineering from the Universidad de Anahuac in Mexico City in 1977. In 1980, Mr. Rubio received a Master of Science in Industrial Engineering at North Carolina State University and, in 1990, a Master degree in Management at the Massachusetts Institute of Technology.

Mr. Rubio began working in 1980 for Vitro Flex and, in 1981, became manager of manufacturing engineering. He held several executive positions from 1981 until 1989 when he was appointed General Manager of Vitro Flex. In 1995, Mr. Rubio was promoted to Vice President for Administration for the glass businesses of the Glassware business unit and in 1996 he was appointed President of the Glassware business unit. At that time, he was also given the responsibility of managing technology at Vitro. In 1999, Mr. Rubio was appointed President of the Glass Containers business unit. In July 2001, he was appointed General Director of the Flat Glass business unit, in October 2002 he was appointed Director of Operations for the Glass Containers and Glassware business units. In May 2003 he was appointed as Vice President of the Glassware business unit.

Fernando Flores Faz, Vice President of the Flat Glass business unit:

Mr. Flores graduated with a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey in 1970. Mr. Flores also attended the University of Texas' Advanced Management Program in 1979. He began working at Vidriera Monterrey, S.A. de C.V. in 1974, serving in several positions in the areas of industrial engineering, human resources and planning. In 1982, Mr. Flores was named General Manager of Envases de Borosilicato, S.A. de C.V., our former ampoules business. In 1986, he was appointed Vice President of Gas Range Operations and in 1988, he was appointed Vice President of Refrigerator Operations. Mr. Flores worked in the Glass Containers business unit in 1990 as Vice President for Exports, in 1992 as Vice President for Operations and in 1998 as International Vice President for International Operations. In 1999, Mr. Flores was appointed General Director of the Glassware business unit and in July 2001 he was appointed General Director of the Glass Containers business unit. In October 2002 he was appointed Director of Operations for the Flat Glass business unit and in May 2003 Vice President of the Flat Glass business unit.

Alfonso Gomez Palacio Gastelum, Vice President of the Glass Containers business unit:

Mr. Gomez Palacio received a Bachelor and Master degree in Business Administration at the University of California at Berkeley. Later, Mr. Gomez Palacio received a degree in Advanced Studies in Business Administration and Commerce at the University of Bordeaux in France. He was appointed Commercial Vice President of the Glass Containers business unit in 1985 and Executive Vice President of the same business unit in 1992. Mr. Gomez Palacio was appointed Director of Marketing and Sales in October 2002 and in May 2003 he was appointed Vice President of the Glass Containers business unit.

Family Relationship of Directors and Senior Management

Seven of the 22 directors and executive officers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrian Sada Trevino, is the father of Messrs. Adrian Sada Gonzalez and Federico Sada Gonzalez. Mr. Tomas Gonzalez Sada is a cousin of Messrs. Adrian Sada Gonzalez and Federico Sada Gonzalez and a nephew of Mr. Adrian Sada Trevino. Mr. Andres A. Yarte Cantu is Mr. Adrian Sada Trevino's son-in-law and Messrs. Adrian Sada Gonzalez's and Federico Sada Gonzalez's brother-in-law, as well as a cousin by marriage of Mr. Tomas Gonzalez Sada. Mr. Gustavo Madero Munoz is a cousin of Mr. Carlos Munoz.

COMPENSATION

For the year ended on December 31, 2002, the aggregate compensation for services rendered by our directors, our Examiners and our senior managers to us was approximately Ps. 255 million ($24 million). This amount includes (i) salaries and variable and extraordinary compensation to our senior managers, (ii) fees to our directors and our Examiners and (iii) approximately Ps. 59 million in salaries and severance payments to two senior managers that are no longer employed by Vitro.

During 2002, we accrued amounts relating to pension and retirement benefits for our senior managers. Our directors were not entitled to pension or retirement benefits from us during 2002. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age, and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers.

In addition, certain of our directors and senior managers received benefits in kind from the personal use of certain of our assets, including our corporate aircraft and certain real estate owned by us, and personal services performed by certain of our personnel. The personal use of such properties and receipt of personal services performed by such personnel was done in accordance with our Politica de Uso de Activos Restringidos, our use of restricted assets policy, approved by the Audit Committee of our Board of Directors in February 2003.

Directors' Compensation

Pursuant to the Mexican General Law of Corporations, our shareholders, at the general ordinary shareholders' meeting held on March 27, 2003, determined to compensate directors with three Centenarios or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such general ordinary shareholders' meeting, the shareholders resolved that the members of each of the Board of Director's committees, other than the Audit Committee's members, shall receive three Centenarios per each meeting of the respective committee they attend. In consideration of the Audit Committee's members newly expanded responsibilities pursuant to recently enacted legislation, the members of such committee receive five Centenarios plus a fee of Ps. 15,000 per each meeting of the Audit Committee they attend.

Variable Compensation

In 2001, we implemented a variable compensation plan in order to help align the objectives of our employees with our business strategy. The purpose of this plan is to: (i) recognize the extraordinary performance of our employees, (ii) boost our growth and cash flow, (iii) align the interests and incentives of our employees with those of our shareholders, (iv) focus on key priorities and (v) attract and retain talented employees.

In order to determine the variable compensation payable to employees under our variable compensation plan, we monitor the improvement of the following metrics: (i) EBITDA, (ii) cash flow from operations, (iii) the quality of our products, services and procedures, as determined by our quality model and (iv) individual performance. Depending on the results of such metrics, our employees are eligible to receive between 2.7 and 10.5 months of their base salary.

In 2002, we paid to our employees, approximately Ps. 18 million ($2 million) under our variable compensation plan.

Employee Stock Option Plan

In March 1998, we adopted an employee stock option plan with respect to Vitro’s common shares, which we refer to as the “Plan.” Pursuant to the Plan, effective on the dates listed in the table below, we granted to certain of our employees, senior managers and directors, which we collectively refer to as the “Eligible Executives,” stock options pursuant to which the Eligible Executives have the right to buy a certain number of common shares of Vitro at an exercise price to be determined at the time such options are exercised, except for the options granted in 2000, 2001 and 2002, in which the exercise price is determined at the time of issuance of the options. We refer to each date on which we granted such options as a “Grant Date.” We established a stock option trust, which we refer to as the “Stock Option Trust,” to manage the Plan. As of May 30, 2003, the Stock Option Trust held in trust approximately 24.7 million common shares of Vitro.

Subject to certain exceptions, stock options generally vest and become exercisable as described in this paragraph. Options granted in 1998 and 1999 generally vest and become exercisable with respect to 50% of the shares covered thereby on the third anniversary of the Grant Date and with respect to 25% of the shares covered thereby on each of the fourth and fifth anniversaries of the Grant Date. Options granted in 2000 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the second, third, fourth and fifth anniversaries of the Grant Date, and options granted in 2001 and 2002 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date. All options granted under the Plan expire on the tenth anniversary of the applicable Grant Date. Upon the consummation of a change in the ownership or control of Vitro, options granted under the Plan will generally vest and become immediately exercisable with respect to all shares covered thereby and will remain exercisable for a period of 180 days, after which any unexercised options will be canceled.

Except for options granted in 2000, 2001 and 2002, whose exercise price is Ps. 11.00, Ps. 8.27 and Ps. 7.53 per share, respectively, and which have no indexation mechanism, all options have been granted at an initial exercise price equal to the average closing price on the Mexican Stock Exchange of the common shares of Vitro on the 20 trading days prior to the applicable Grant Date. We refer to each such exercise price as an “Initial Exercise Price.” Upon vesting, such options may be exercised at an exercise price, which will be calculated as of immediately prior to such option’s exercise, equal to the product of the Initial Exercise Price and an indexing factor based on the cumulative performance of Vitro’s common shares from the Grant Date to the date of exercise relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange, which we refer to as the “MSE Price Index,” which indexing factor is subject to certain ceilings and floors. The effect of the indexation is that, if the common shares of Vitro outperform the MSE Price Index, the Initial Exercise Price will be increased by a smaller amount than if the common shares of Vitro underperform the MSE Price Index. The Plan does not allow negative indexation. The indexed exercise price will be adjusted for dividends, stock splits and other similar transactions. We refer to the exercise price, as indexed and adjusted, as the “Adjusted Exercise Price".

Although the Plan contemplates yearly grants for a total of 5 years, we may at any time, and at our sole discretion, amend any of the terms of the Plan or otherwise terminate the Plan, subject to previously acquired rights. During 2001, we reset the exercise price of 940,950 options granted in 1998 from Ps. 31.31 to Ps. 13.00. Such repriced options vest and become exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date.

The table below shows for each of the Grant Dates, the number of common shares underlying the options granted, the Initial Exercise Price, and the Adjusted Exercise Price, where applicable, as of December 31, 2002, assuming that the options could be exercised on such date.

	For the year ended December 31,
	1998	1999	2000	2001	2002
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	3,941,950
Options cancelled during the year	618,820	594,500	583,000	62,000	39,600
Options outstanding as of December 31, 2002	2,194,480	2,298,500	4,268,900	3,142,800	3,902,350
Exercise Price on Grant Date	$ 31.31	$ 14.88	$ 11.00	$ 8.27	$ 7.53
Adjusted Exercise Price as of December 31, 2002(1)	34.82	17.48	N/A	N/A	N/A

(1) The Adjusted Exercise Price shown in the table assumes the exercise of such options on December 31, 2002.  These Adjusted Exercise Prices are shown for illustrative purposes only and may not represent the actual Adjusted Exercise Price of such options at the time of their exercise.

The estimated cost to Vitro for options granted under the Plan was Ps. 23 million, Ps. 34 million and Ps. 37 million for 2000, 2001 and 2002, respectively.

Pension Benefits

The pension benefit obligations of Vitro, S.A. de C.V. and its subsidiaries and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increase. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our weighted average discount rate from 5.0% in 2001 to 4.5% in 2002 to reflect market interest rate conditions. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted average of long-term returns on our pension plans were 7.0% in 2002 and 6.0% in 2001. With respect to the pension plans in the United States, at December 31, 2002, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, at December 31, 2002, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 423 million while the related estimated obligations were Ps. 1,684 million. Our approximate pension expense in 2002 was Ps. 214 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in Note 10 to our Consolidated Statements of Stockholders' Equity.

BOARD PRACTICES

Our by-laws provide that the Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders' meeting and that each member of the Board of Directors shall be elected at such shareholders' meeting for a renewable term of one year. In the event the one year term of office of any director is not renewed at the annual general ordinary shareholders' meeting, each director shall serve until a successor is duly elected and takes office. Our Board of Directors currently consists of 16 directors, whose terms of office were renewed for 2003 at the annual general ordinary shareholders' meeting held on March 27, 2003. We have no alternate directors.

Pursuant to Vitro's by-laws, the Board of Directors must meet at least four times per calendar year and dedicate one such meeting to the analysis of our medium- and long-term strategy. Meetings usually take place at our principal executive offices. However, if necessary, such meetings may be held anywhere within or without Mexico or by telephone. For a quorum to exist at a meeting of the Board of Directors, a majority of the directors must be in attendance. The affirmative vote of the majority of the directors present at a duly called meeting of the Board of Directors is required for the adoption of any resolution. Minutes must be prepared after every meeting of the Board of Directors to reflect the resolutions adopted and any relevant discussions that took place. Such minutes must be signed by the Chairman of the Board, the Secretary and the Examiner, in each case, if they attended the meeting. Resolutions adopted at meetings not conducted in person have the same force and effect as those adopted at a meeting conducted in person as long as they are duly documented in writing and adopted unanimously.

The Board of Directors can create as many committees as it deems appropriate for the discharge of its duties. However, pursuant to our by-laws the following committees are required: (i) Evaluation and Compensation, (ii) Audit and (iii) Finance and Planning. In addition to the foregoing, the Board of Directors has also formed a Corporate Responsibility Committee.

Each committee consists of between 3 and 5 directors and has the ability to delegate to experts, advisors or consultants such tasks or powers as the Board of Directors deems appropriate. The committees shall meet as often as necessary and must provide a report of their activities and findings to the Board of Directors at any time the Board of Directors requests such report or whenever the committee deems appropriate to report any events or facts that are relevant to Vitro.

Neither we nor our subsidiaries has entered into a service contract with any of our directors providing for benefits to such directors upon termination of employment.

Consistent with the new board and governance practices mandated by the Sarbanes-Oxley Act of 2002, which we refer to as the "SOA," we have already complied, in advance of the timeframe required by SEC rules implementing the SOA, with the requirement of having an Audit Committee that is composed exclusively by independent members of the Board of Directors under the final rules implemented by the SEC, which may be supplemented by additional rules implemented by the NYSE. The Audit Committee is now responsible for verifying that our management is complying with its obligations regarding financial control and the preparation of financial statements and for the oversight of our auditors. In addition, the Audit Committee is responsible for the appointment, compensation and oversight of Vitro's independent external auditors. Moreover, the Audit Committee regularly meets with the Vitro's management, internal auditors and independent external auditors. Other requirements of the SOA will be complied with on or before the dates mandated by the SOA.

The Audit Committee's members are Messrs. Gustavo Madero M., Jaime Serra Puche, Joaquin Vargas G. and Alejandro Garza L. Mr. Gustavo Madero is the President of the Audit Committee. The Audit Committee's charter provides that (i) the members of the committee must be elected by our Board of Directors, (ii) the committee must be composed of at least three and not more than five independent directors, (iii) the president, examiner and secretary of the committee must be appointed by the Board of Directors, (iv) any member of the committee may convoke a meeting through written notice given to the other members of the committee at least five days before the meeting, (v) the committee must meet at least three times per year; (vi) the committee must provide to the Board of Directors and the annual shareholders' meeting a report about the annual activities of the committee, (vii) the attendance of at least the majority of the committee's members will be considered a quorum and the committee's resolutions shall be adopted by the vote of at least the majority of its members present at the relevant meeting, (viii) resolutions of the committee may be adopted without a meeting, provided such resolutions are approved unanimously and confirmed in writing, and (ix) the committee must perform such duties required by law and by our Board of Directors.

Moreover, pursuant to the Audit Committee's charter, the committee must verify that the internal and external audit duties are duly performed and corroborate our compliance with all laws and regulations regarding the reliability, sufficiency and transparency of our financial statements.

The Audit Committee shall have the authority to, among other things, (i) designate, compensate and supervise our independent auditors, (ii) review our independent working program, letters and reports and inform our Board of Directors about the audit's results, (iii) work as a communication channel between our Board of Directors, and internal and independent auditors and our Examiner, (iv) resolve conflicts between our senior management and our independent auditors, (v) assist our Board of Directors in the review, preparation and issuance of our financial statements, (vi) validate our management's proposal regarding our internal controls, (vii) verify that we have implemented mechanisms to ensure compliance with applicable laws and regulations, (viii) create procedures for the receipt of information from protected witnesses or unsigned letters, (ix) obtain support from external consultants or advisors for the accomplishment of its duties, (x) resolve issues involving conflicts of interest and transactions among related parties, pursuant to the Mexican Law of the Securities Market, (xi) review our annual reports filed with the SEC and the CNBV and (xi) approve our Code of Ethics and Business Conduct.

Our Board of Directors also has an Evaluation and Compensation Committee, which is composed of Messrs. Adrián Sada G., Federico Sada G., Carlos E. Represas, Lorenzo H. Zambrano T., Alejandro Garza L. and Eduardo S. Brittingham. Mr. Lorenzo H. Zambrano T. is the President of the Evaluation and Compensation Committee. The Evaluation and Compensation Committee operates under the following guidelines, which were approved by our Board of Directors and provide that the committee must (i) meet whenever deemed necessary, but at least two meetings per year are recommended; (ii) support and advise our Board of Directors in the evaluation and compensation of our Director General (Chief Executive Officer) and senior management members; (iii) be composed by at least three and not more than five members; (iv) advise our Board of Directors about procedures to be proposed to the Chief Executive Officer and senior management members; (v) propose criteria to observe in the evaluation of the Chief Executive Officer and senior management’s performance, pursuant to our Board of Director’s own guidelines; (vi) analyze and propose to our Board of Directors the compensation to be granted to our senior management members; (vii) review that the recruiting conditions regarding the Chief Executive Officer and senior management are in conformity with our Board of Director’s guidelines; (viii) review that the severance conditions regarding the Chief Executive Officer and senior management are in conformity with our Board of Directors’ guidelines; and (ix) ensure that the policies regarding and the composition of our directors’, Chief Executive Officer’s and senior management’s compensation package are fully described in our publicly filed annual reports.

EMPLOYEES

As of December 31, 2002, we employed approximately 27,000 persons, approximately 80% of whom were located in Mexico.

The following table sets forth, for the periods indicated, the period end and average number of employees of each of our three operating business units and our corporate offices.

	2002		2001		2000
Business Unit	Period End	Average	Period End	Average	Period End	Average
Flat Glass	10,990	10,966	10,929	10,954	11,120	10,916
Glass Containers	10,922	11,191	11,195	11,243	10,764	11,414
Glassware	4,581	4,870	4,669	4,748	5,157	5,278
Corporate Offices	680	737	770	786	785	839
Total	27,173	27,794	27,563	27,731	27,826	28,447

The following table sets forth, for the periods indicated, our employees by geographic location.

Location	2002		2001		2000
	Period End	Average	Period End	Average	Period End	Average
Mexico	21,380	22,002	21,594	22,110	22,437	23,170
United States	2,987	3,080	3,189	3,241	3,254	3,060
Rest of the world	2,806	2,712	2,780	2,381	2,135	2,219
Total	27,173	27,794	27,563	27,731	27,826	28,448

Although the aggregate number of our employees has not varied significantly, we have increased the number of our employees through acquisitions and decreased the number of our employees through employee reduction programs and divestitures.

Relation with Labor Unions

In Mexico, all of our workers (others than our empleados de confianza) are currently affiliated with labor unions. Labor relations in each manufacturing facility in Mexico are governed by separate collective bargaining agreements which were entered into between the relevant subsidiary and a union selected by the employees of the relevant facility. The terms of the collective bargaining agreements are renegotiated every two years, except for wages which are negotiated on every year. For over 60 years, we have not experienced any strikes that materially affected our overall operations in Mexico and management believes that it has a good relationship with its employees and the labor unions to which they are affiliated.

In the United States a majority of our workers are currently affiliated with labor unions. Management believes that it has a good relationship with its employees in the United States and the labor unions to which they are affiliated.

SHARE OWNERSHIP

The following table presents information regarding the beneficial ownership of shares of our common stock as of March 27, 2003, the date of our general ordinary annual stockholders' meeting, by each of our directors and our senior management.

Name	Number of Shares Owned	Percentage of Shares Outstanding	Granted Options(3)	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date
Adrian Sada Gonzalez	14,697,104(1)	5.32%	90,400	13.00	13.00	March 1, 2008
			225,000	14.88	17.48	March 1, 2009
			430,000	11.00	N/A	June 1, 2010
			550,000	8.27	N/A	March 1, 2011
			550,000	7.53	N/A	March 1, 2012
Adrian Sada Trevino	35,120,434(1)(2)	12.73%	75,000	13.00	13.00	March 1, 2008
Federico Sada Gonzalez	14,587,227(1)	5.28%	90,400	13.00	13.00	March 1, 2008
			225,000	14.88	17.48	March 1, 2009
			430,000	11.00	N/A	June 1, 2010
			550,000	8.27	N/A	March 1, 2011
			550,000	7.53	N/A	March 1, 2012
Tomas Gonzalez Sada	*	*	-	-	-	-
Andres A. Yarte Cantu	*	*	-	-	-	-
Dionisio Garza Medina	*	*	-	-	-	-
Gustavo Madero Munoz	3,226,575	1.07%	-	-	-	-
Roberto Mendoza	*	*	-	-	-	-
Carlos Represas	*	*	-	-	-	-
Jaime Serra Puche	*	*	-	-	-	-
Lorenzo Zambrano	*	*	-	-	-	-
Carlos Munoz	6,700,000	2.23%	-	-	-	-
Joaquin Vargas	*	*	-	-	-	-
Raul Rangel Hinojosa	*	*	-	-	-	-
Alejandro Garza Laguera	*	*	-	-	-	-
Jose Domene	*	*	-	-	-	-
			180,000	11.00	N/A	June 1, 2010
			360,000	8.27	N/A	March 1, 2011
			360,000	7.53	N/A	March 1, 2012
Francisco Romero	*	*	5,400	13.00	13.00	March 1, 2008
			9,000	14.88	17.48	March 1, 2009
			18,000	11.00	N/A	March 1, 2010
			19,200	8.27	N/A	March 1, 2011
			37,500	7.53	N/A	March 1, 2012
Claudio del Valle	*	*	15,100	13.00	13.00	March 1, 2008
			28,000	14.88	17.48	March 1, 2009
			60,000	11.00	N/A	June 1, 2010
			59,000	8.27	N/A	March 1, 2011
			60,500	7.53	N/A	March 1, 2012
Roberto Rubio	*	*	48,200	13.00	13.00	March 1, 2008
			100,000	14.88	17.48	March 1, 2009
			180,000	11.00	N/A	June 1, 2010
			190,000	8.27	N/A	March 1, 2011
			150,000	7.53	N/A	March 1, 2012
Fernando Flores	*	*	13,300	13.00	13.00	March 1, 2008
			45,000	14.88	17.48	March 1, 2009
			150,000	11.00	N/A	June 1, 2010
			160,000	8.27	N/A	March 1, 2011
			160,000	7.53	N/A	March 1, 2012
Alfonso Gomez Palacio	*	*	54,300	13.00	13.00	March 1, 2008
			90,000	14.88	17.48	March 1, 2009
			120,000	11.00	N/A	June 1, 2010
			130,000	8.27	N/A	March 1, 2011
			150,000	7.53	N/A	March 1, 2012

* Beneficially owns less than one percent of the outstanding shares of our common stock.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All such shares have the same voting rights as the shares owned by any other shareholder.
(2) Reported as a group with his wife, Mrs. Maria Nelly Gonzalez de Sada.
(3) The options listed below are options to purchase shares of Vitro's common stock, no par value.

Please see "-Compensation-Employee Stock Option Plan" for a discussion of our only arrangement providing our employees with equity-based compensation.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of June 20, 2003, Vitro had 324 million issued and approximately 300 million outstanding shares of common stock, no par value, of which approximately (i) 24.7 million shares of common stock were held by the Stock Option Trust and (ii) approximately 23.3 million shares of common stock were held as treasury stock. Vitro has one class of American Depositary Shares, which we refer to as "ADSs," registered pursuant to the Securities Act. ADSs are evidenced by American Depositary Receipts, which we refer to as "ADRs," which in turn represent three Ordinary Participation Certificates. Each Ordinary Participation Certificate represents one share of common stock of Vitro. As of March 31, 2003, there were approximately 22.5 million ADSs outstanding (representing approximately 67.5 million common voting shares of Vitro). Vitro's ADRs are issuable by Citibank, N.A. pursuant to a deposit agreement.

The following table discloses our major shareholders and their shareholdings as of March 27, 2003. The shares held by our major shareholders have similar voting rights to the shares held by all of our other shareholders.

Name	Shares outstanding(1)(2)	% of ownership(1)(2)
Pension Plan Trust	39,150,000	14.18%
Mrs. Maria Nelly Gonzalez de Sada(3) (4)	18,650,011	6.76%
Mr. Adrian Sada Trevino(3) (4)	16,470,423	5.97%
Mr. Adrian Sada Gonzalez	14,697,104	5.32%
Mr. Federico Sada Gonzalez	14,587,227	5.28%

(1) In order to calculate the shares outstanding, we are considering, when applicable, the granted options.
(2) In order to calculate the ownership percentage, we have used as the denominator the total number of shares outstanding minus the number of shares held as treasury stock, which as of May 9, 2003 were 47,979,489 shares, including the shares held by the Stock Option Trust.
(3) Mr. Adrian Sada Trevino and his wife Mrs. Maria Nelly Gonzalez de Sada together hold 12.73% of the outstanding shares of Vitro's common stock.
(4) The number of shares of Vitro's common stock owned by Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their children, their children's spouses and their respective children, is 19,435,589 shares, representing 7.04% of the total outstanding shares of Vitro's common stock. Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte are the daughters of Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada.

For information relating to changes in shareholdings of the major shareholders during the three prior fiscal years, please see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Share Repurchases and Dividends."

Please see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Share Repurchases and Dividends" for a description of changes in beneficial ownership of shares of Vitro's common stock.

RELATED PARTY TRANSACTIONS

We purchase paint for industrial equipment from Regio Empresas, S.A. These purchases are made after arm's-length negotiations and on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. The aggregate annual amount of these purchases is approximately Ps. 10 million per year. As a group, certain of our directors and senior managers own 26.4% of the outstanding shares of common stock of Regio Empresas, S.A. These directors and senior managers are also shareholders of Vitro.

As approved by our Board of Directors and Audit Committee, on June 27, 2003, we sold certain of our non-strategic real estate to Mrs. Liliana Melo Gonzalez, Mrs. Esther Cueva Garza and Mr. Adrián Sada Cueva for an aggregate approximate amount of $4 million. Mrs. Melo Gonzalez is Mr. Federico Sada Gonzalez’ wife. Mrs. Cueva Garza and Mr. Sada Cueva are Mr. Adrián Sada Gonzalez’ wife and son, respectively. The sales price was determined by reference to an independent appraisal of such real estate and the terms of the sale, including the sales price, were no less favorable to us than the prevailing market terms for similar sales.

Item 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Consolidated Financial Statements

Please see "Item 18. Financial Statements" and pages F-1 to F-47 for a copy of our audited financial statements.

Export Sales

The following table sets forth, for the periods indicated, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries.

	Flat Glass	% of Consol. Sales	Glassware	% of Consol. Sales	Glass Containers	% of Consol. Sales	Consolidated	% of Consol. Sales
2002
Domestic sales	Ps. 3,334	29%	Ps. 1,817	69%	Ps. 6,256	62%	Ps. 11,319	47%
Export sales	2,718	24%	801	31%	2,474	25%	5,993	25%
Foreign subsidiaries	5,328	47%	0	0%	1,282	13%	6,610	28%
Total sales	Ps. 11,380	100%	Ps. 2,618	100%	Ps. 10,012	100%	Ps. 23,922	100%

2001
Domestic sales	Ps. 3,699	31%	Ps. 1,940	70%	Ps. 6,167	62%	Ps. 11,686	48%
Export sales	2,616	23%	836	30%	2,645	26%	6,097	25%
Foreign subsidiaries	5,438	46%	0	0%	1,185	12%	6,623	27%
Total sales	Ps. 11,753	100%	Ps. 2,776	100%	Ps. 9,997	100%	Ps. 24,406	100%

2000
Domestic sales	Ps. 3,990	34%	Ps. 2,319	73%	Ps. 6,423	63%	Ps. 12,668	51%
Export sales	2,783	24%	868	27%	2,691	26%	6,342	25%
Foreign subsidiaries	4,851	42%	0	0%	1,144	11%	5,995	24%
Total sales	Ps. 11,624	100%	Ps. 3,187	100%	Ps. 10,258	100%	Ps. 25,005	100%

Legal or Arbitration Proceedings

For information relating to the PBGC matter, please see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-PBGC Matter."

Other than as set forth immediately above, there are no material pending legal proceedings to which we are a party.

Dividend Policy

The majority of the outstanding shares of our common stock, at a general ordinary shareholders' meeting, determine whether dividends are to be paid and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of our Board of Directors. Our Board of Directors, taking into account our financial condition and the terms of the shareholders' approval, generally determines the timing for the payment of the dividends formally declared by the corresponding general ordinary shareholders' meeting.

SIGNIFICANT CHANGES

Since the date of our annual financial statements, no significant change in our financial information has occurred other than those changes described in "Item 5. Operating and Financial Review and Prospects-Other Factors, Trends and Uncertainties."

Item 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Vitro is registered as a public company in Mexico. Vitro shares are listed in the Mexican Stock Exchange, where they trade under the symbol "VITROA", and listed on the NYSE through ADSs, which trade under the symbol "VTO."

The following table sets forth for each year in the five year period ended on December 31, 2002, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for shares of our Series "A" common stock and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for shares of our Series "A" common stock.

	Pesos per share of our Series "A" common stock(1)(3) Mexican Stock Exchange		U.S. dollars per ADS(2)(3) New York Stock Exchange
Year	High	Low	High	Low
1998	Ps. 35.90	Ps. 11.50	$ 13.38	$ 3.25
1999	23.10	11.90	7.50	3.50
2000	17.00	6.60	5.81	2.00
2001	11.30	6.96	3.50	2.14
2002	14.09	6.47	4.54	2.08

(1) Source: Infosel
(2) Not adjusted for dividends
(3) Each ADS represents 3 shares of our Series "A" common stock

The following table sets forth for each quarter in the two year period ended on December 31, 2002 and the three month period ended on March 31, 2003, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for shares of our Series "A" common stock and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Pesos per share of our Series "A" common stock(1) Mexican Stock Exchange		U.S. dollars per ADS(2)(3) New York Stock Exchange
Year	High	Low	High	Low
2001
First Quarter	Ps. 11.30	Ps. 7.40	$ 3.5	$ 2.38
Second Quarter	9.90	8.09	3.02	2.17
Third Quarter	9.60	7.52	3.10	2.34
Fourth Quarter	8.20	6.96	2.45	2.14
2002
First Quarter	Ps. 9.39	Ps. 6.47	$ 3.22	$ 2.08
Second Quarter	14.09	8.68	4,54	2.93
Third Quarter	11.31	8.60	3.54	2.42
Fourth Quarter	9.10	7.80	2.67	2.28
2003
First Quarter	Ps. 9.51	Ps. 7.80	$ 2.85	$ 2.12

(1) Source: Infosel
(2) Not adjusted for dividends
(3) Each ADS indirectly represents 3 shares of our Series "A" common stock.

The following table sets forth for each month in the six month period ended on May 31, 2003, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for shares of our Series "A" common stock and the high and low sales price in annual dollars on the NYSE for our ADSs.

	Pesos per share of our common stock(1) Mexican Stock Exchange		U.S. dollars per ADS(2)(3) New York Stock Exchange
Year	High	Low	High	Low
2002
December	8.49	8.00	2.50	2.30
2003
January	9.51	8.10	2.85	2.40
February	9.04	8.00	2.57	2.16
March	8.41	7.80	2.30	2.12
April	7.95	7.15	2.25	2.08
May	7.38	7.05	2.22	2.03

(1) Source: Infosel
(2) Not adjusted for dividends
(3) Each ADS indirectly represents 3 shares of our Series "A" common stock.

MARKETS

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, it is organized as a corporation whose shares are held by brokerage firms, which are the sole authorized entities to trade on the floor of the exchange. Trading on the Mexican Stock Exchange takes place electronically through the centralized automated system of the exchange, which is open each business day between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Most transactions in listed Mexican securities take place through the Mexican Stock Exchange. Trades on or off the Mexican Stock Exchange involving ten percent or more of an issuer's outstanding capital stock must be reported to the CNBV, which in turn must notify the Mexican Stock Exchange of such trade. Directors, officers and other insiders must report to the CNBV any and all transactions undertaken with respect to securities of the issuer with which they are related. In addition, directors, officers and other insiders holding stock representing 5% or more of the outstanding capital stock of the related issuer may not buy or sell such stock within a period of three months from the date of their last purchase or sale.

The Mexican Stock Exchange publishes a daily official price list (Boletin Diario de Precios y Cotizaciones) that includes price information on each listed security traded that day. The Mexican Stock Exchange operates a system of automatic temporary suspensions of trading in shares of a particular issuer as a means of controlling excessive price volatility. Each day a price band is established, with upper and lower limits. If during the day a bid or offer is accepted at a price outside this price band, trading in the shares is automatically suspended for one hour. Suspension periods in effect at the close of trading are not carried over to the next trading day. Our shares of common stock, as well as other Mexican securities publicly traded in the United States, however, are not subject to the above-described temporary suspension of trading rules dictated by the Mexican Stock Exchange. In addition, the Mexican Stock Exchange may also suspend trading of a security, including securities not subject to the automatic suspension systems for up to five days if it determines that disorderly trading is occurring with respect to such security, such suspension may be extended beyond five days if so approved by the CNBV.

Trading on the New York Stock Exchange

Since November 19, 1991, our ADSs have been listed on the NYSE. Since May 6, 1992, each ADS represents three Ordinary Participation Certificates , which we refer to as a "CPO," issued by Nacional Financiera, as trustee, which we refer to as the "CPO Trustee," for a Mexican trust which we refer to as the "CPO Trust". Each CPO represents economic interests, but does not grant voting rights, in one share of our Series "A" common stock, with no par value, of Vitro held in the CPO Trust. The ADSs are evidenced by American Depositary Receipts, which we refer to as "ADRs." ADRs evidencing ADSs may be issued by Citibank, N.A., as depositary, which we refer to as the "Depositary," pursuant to the Deposit Agreement dated as of November 26, 1991 among Vitro, the CPO Trustee, the Depositary and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

As of March 31, 2003, approximately 7% of the outstanding shares of Vitro's common stock were publicly held through CPOs in the Mexican Stock Exchange and approximately 21% of the outstanding shares of Vitro's common stock were publicly held through ADRs (in turn representing CPOs) in the NYSE. Holders of ADRs and CPOs have no voting rights with respect to the underlying shares but have all economic rights relating to those shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as trustee for both trusts, is required to vote the shares of our common stock held by such trusts in the same manner as the majority of the shares of our common stock that are not so held and that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADRs are not able to exercise voting or other rights granted to minorities. However, if a Mexican holder acquires CPOs, it may request from the trustee the cancellation of such CPOs and delivery of the equivalent number of shares.

Item 10. ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of certain provisions of our by-laws and applicable Mexican law. This summary does not purport to be complete and is qualified by reference to our by-laws and applicable Mexican law.

General Information and Corporate Purpose

Vitro was incorporated on August 27, 1936 as Fomento de Industria y Comercio, S.A., a corporation (sociedad anonima) formed under the laws of Mexico. The incorporation deed was registered on October 3, 1936 in the Registro Publico de la Propiedad y del Comercio de Monterrey, which we refer to as the "Public Registry of Commerce of Monterrey," as entry number 139, volume 82, book 3. On May 9, 1980, we changed our corporate name to Vitro, S. A. and the deed pursuant to which our name was changed was registered in the Public Registry of Commerce of Monterrey on June 9, 1980 as entry number 1,224, volume 117, book 4. We adopted the variable capital corporate form on March 30, 1998 and the deed pursuant to which we adopted such corporate form was registered in the Public Registry of Commerce of Monterrey on April 1, 1998 as entry number 2,091, volume 207-42, book 4.

Our corporate domicile is San Pedro Garza Garcia, State of Nuevo Leon, Mexico and its principal executive offices are located at Ave. Ricardo Margain Zozaya 400, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Pursuant to the second clause of our by-laws, our principal corporate purposes are (i) to issue, buy and sell stock, bonds, debentures or other securities and generally execute any transaction involving such securities that is permitted by law, (ii) if authorized by our Board of Directors, to acquire shares of our capital stock through purchases on the Mexican Stock Exchange or any other securities exchange in which such shares are registered, (iii) to execute any kind of credit transaction, (iv) to issue, accept and endorse credit instruments, (v) to grant loans and guarantee in any manner, through personal or real guarantees, the fulfillment of our subsidiaries' or affiliates' obligations, and, with the consent of our Board of Directors, the obligations of any third party, (vi) to render services and perform promotion, enhancement and restructuring studies and analyses for our subsidiaries, (vii) to acquire such tangible or intangible goods and real estate properties that are necessary to conduct our business and (viii) in general, to enter into and execute agreements, negotiable instruments, guarantees, loans, credit transactions and any other related transactions necessary to fulfill our corporate purposes.

Directors' and Shareholders' Conflict of Interest

The provisions of applicable Mexican law described below govern issues relating to our directors' and shareholders' conflict of interests. The forty-second clause of our by-laws states that any issue not expressly provided for in our by-laws will be governed by the Mexican General Law of Corporations and the Ley del Mercado de Valores, which we refer to as the "Mexican Law of the Securities Market."

Pursuant to article 156 of the Mexican General Law of Corporations and article 14 Bis 5 of the Mexican Law of the Securities Market, any director of Vitro who has a conflict of interest with Vitro with respect to a transaction must disclose such fact to our other directors and abstain from voting on such transaction. A director of Vitro who does not comply with the requirements described in the immediately foregoing sentence will be liable to Vitro for any damages suffered by us arising out of such transaction. Additionally, the directors and Examiner of Vitro may not represent or act as a proxy for shareholders in any general shareholders' meetings. However, this limitation does not apply to prohibit directors of Vitro from attending, participating and voting at general shareholders' meetings to the extent they are also shareholders of Vitro.

Under article 196 of the Mexican General Law of Corporations, any shareholder of Vitro that has a conflict of interest with Vitro with respect to a transaction must abstain from voting on such transaction. A shareholder of Vitro who does not comply with the requirement described in the immediately foregoing sentence will be liable to Vitro for any damages suffered by us arising out of such transaction, but only if the transaction would not have been approved without such shareholder's vote.

Directors' Compensation

Our Board of Directors may not set the compensation of our directors. Our by-laws and article 181 of the Mexican General Law of Corporations require that a majority of the shares of our Series "A" common stock, no par value, which we refer to as our "Shares," present at the annual general ordinary shareholders' meeting with a right to vote, determine our directors' and our Examiner's compensation for the immediately subsequent year.

Capital Structure

As a sociedad anonima de capital variable, a portion of our capital must be fixed capital and we may have variable capital. The amount of our variable capital may not exceed ten times the amount of our fixed capital. Both our fixed and variable capital must be represented by our Shares. Other than our Shares, no class or series of our common stock has been authorized.

We have not issued Shares representing our variable capital and our fixed capital is Ps. 324,000,000, which is represented by 324,000,000 of our Shares.

Pursuant to our by-laws and Mexican law, our Shares may only be held by Mexican investors. However, non-Mexican investors may acquire an economic interest in our Shares by holding CPOs. Any acquisition of our Shares by non-Mexican investors in violation of our by-laws or Mexican law would be null and void. Please see "-Description of CPOs."

Share Registration and Transfer

Our Shares are evidenced by share certificates in registered form. Shareholders of Vitro may hold their shares in the form of physical certificates or indirectly through institutions that have an account with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, which we refer to as "Indeval." Brokers, banks or other entities approved by the CNBV, which we collectively refer to as "Indeval Participants," may maintain accounts at Indeval. Vitro maintains a registry of our shareholders who have either received physical certificates evidencing our Shares or are holding our Shares through an Indeval Participant. Only persons listed in such registry and persons holding statements issued by Indeval or an Indeval Participant evidencing ownership of our Shares will be recognized as shareholders of Vitro.

Voting Rights; Preferences and Restrictions

Although at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting must approve the issuance of new series or classes of our common stock, whose terms may contain certain preferences or impose certain restrictions, other than our Shares, no series or class of our common stock has been authorized. Each of our Shares entitles the holder thereof to one vote at each general shareholders' meeting of Vitro. However, the holders of CPOs are not entitled to the voting rights appurtenant to the Shares underlying their CPOs. For a detailed description of this limitation, please see "-Description of CPOs."

So long as our Shares are registered at the Securities Section of the Registro Nacional de Valores, which we refer to as the "RNV," we may not issue shares of common stock that do not grant a right to vote or limit other corporate rights without the approval of (i) the CNBV and (ii) at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting. Pursuant to our by-laws, we may not have outstanding shares of our common stock whose terms are different than the terms of our Shares in excess of 25% of the aggregate book value of our outstanding equity capital. Notwithstanding the foregoing, the CNBV may authorize the increase of the foregoing limit by an additional 25% of the aggregate book value of our outstanding equity capital, provided that such additional shares must be non-voting or otherwise restricted shares and must be converted into our Shares within 5 years of their issuance.

Dividends

At each annual general ordinary shareholders' meeting, the Board of Directors must submit the audited financial statements of Vitro for the previous fiscal year, together with a report thereon prepared by the Board of Directors, to our shareholders for their consideration and approval. If and when our shareholders approve such financial statements, they must determine, subject to the immediately subsequent sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by Mexican GAAP. Thereafter, the remainder of our net income may be allocated to create a reserve fund for the repurchase of our Shares and other reserve funds as determined by a majority of our Shares present at such annual general ordinary shareholders' meeting. The remaining net income shall be distributed to the shareholders on a pro rata basis among all of the outstanding Shares.

Those of our Shares that are fully paid and outstanding at the time a dividend or other distribution is declared will be entitled to share equally in such dividend or other distribution. Those of our Shares that are partially paid will be entitled to share in a dividend or distribution in the same proportion that such Shares have been paid at the time of the declaration of such dividend or distribution. In accordance with the Codigo de Comercio, which we refer to as the "Mexican Code of Commerce," our shareholders have 5 years to collect their dividends from us, beginning on the date the dividends are declared payable. If the dividends are not collected during such period, a shareholder's right to the dividend is extinguished. For a description of dividend rights applicable to holders of CPOs, please see "-Description of CPOs".

Liquidation

Upon our dissolution, one or more liquidators which will wind up our affairs must be appointed by a majority of our Shares present at a general extraordinary shareholders' meeting. Those of our Shares that are fully paid and outstanding at the time of our dissolution will be entitled to share equally in any distribution upon liquidation. Those of our Shares that are partially paid at the time of our dissolution will be entitled to share in a liquidation distribution in the same manner as they would in a dividend distribution.

Employee's Mandatory Share in the Company's Profits

Pursuant to Mexican law, each of Vitro and its subsidiaries must pay to their respective employees 10% of the taxable income of such entity, as determined in accordance with such law, which is generally lower than the taxable income and the net income reported by each of Vitro and its subsidiaries. To see the amounts paid by us in previous years pursuant to such law, please refer to note 17 of our audited financial statements included elsewhere in this document.

Redemption

Our Shares are subject to redemption in connection with a reduction in our capital. Our capital may be reduced through redemption in the following situations: (i) to absorb losses, (ii) to return invested capital to shareholders, (iii) to redeem Shares with retained earnings, (iv) upon failure to pay for a subscribed Share and (v) upon a Share purchase. In each case, the redemption must be approved by at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting.

The redemption set forth in clause (i) above must be on a pro rata basis among all of our outstanding Shares. Our Shares subject to the redemption procedure set forth in clause (ii) above would be selected by lot before a Notary Public and the selected Shares will be cancelled. In the event of a redemption of our Shares with retained earnings, at the option of at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting, such redemption may be carried out either by means of a public tender offer conducted in the Mexican Stock Exchange at the prices and upon the offer terms determined by such majority or on a pro rata basis among all of our outstanding Shares, so that after the redemption, each of our shareholders will have the same ownership percentage of our outstanding Shares that they had before the redemption.

Purchase by us of our Shares

We may also decrease the number of outstanding Shares by purchasing our Shares in the Mexican Stock Exchange at prevailing market prices. Purchases would have the effect of either reducing (i) shareholders' equity or (ii) paid-in capital. If the purchased Shares are cancelled, shareholders' equity will be reduced. If the purchased Shares are held as treasury shares, paid-in capital will be reduced.

If the purchase is to be accounted for as a reduction of shareholders' equity, a majority of our Shares present at a general ordinary shareholders' meeting must approve, for the current fiscal year, the maximum aggregate amount of shareholders' equity that may be used for stock purchases, which amount may not exceed the aggregate amount of our net retained earnings. The Board of Directors' consent is not required for the sale or purchase of our Shares.

Purchase Obligation

In accordance with our by-laws, and as required by the CNBV, any controlling shareholder Vitro may have must make a public offer to purchase those of our Shares held by our other shareholders if our Shares cease to be quoted on the Mexican Stock Exchange due to a decision by our shareholders to delist our Shares or an order of the CNBV. The price at which such shares must be purchased by our controlling shareholder is the higher of (i) the average closing quotation price for the 30 trading days prior to the date of the offer and (ii) the book value per share, as reflected in the last quarterly report with the CNBV and the Mexican Stock Exchange. Notwithstanding the foregoing, our controlling shareholder is not required to make such public offer if all of our Shares present at the relevant general shareholders' meeting approve the delisting of our Shares from the Mexican Stock Exchange. Voluntary delisting of our Shares from the Mexican Stock Exchange requires the affirmative vote of at least 95% of our Shares present at the relevant general shareholders' meeting and the approval of the CNBV.

Variable Capital and Certain Rights to Sell

The fixed portion of our capital may be increased or decreased in the manner and on the terms approved by at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting. The variable portion of our capital may be increased or decreased in the manner and on the terms approved by a majority of our Shares present at a general ordinary shareholders' meeting. Capital increases and decreases must be recorded in our Libro de Variaciones de Capital.

If we issue Shares representing the variable portion of our capital, any holder of such shares will have the right to have such shares redeemed at their request. Any such shareholder intending to obtain a total or partial redemption of our Shares representing the variable portion of our capital must notify Vitro of such intent by delivering an authenticated written notice of withdrawal. If a notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal will become effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal will become effective at the end of the following fiscal year.

According to our by-laws, shares representing the variable portion of our capital that are the subject to a withdrawal notice must be redeemed at the lower of: (i) 95% of the average closing quotation price on the Mexican Stock Exchange for the 30 trading days prior to the date on which the withdrawal becomes effective and (ii) the book value per share as stated in our financial statements (as such have been approved at the annual general ordinary shareholders' meeting) for the fiscal year at the end of which the withdrawal becomes effective. Any such amount to be paid by Vitro becomes due on the day following the annual ordinary general shareholders' meeting referred to in clause (ii) above.

Capital Increase; Preemptive Rights

At least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting may authorize an increase of the fixed portion of our capital and a majority of our Shares present at a general ordinary shareholders' meeting may increase the variable portion of our capital. An increase in our capital cannot be effected if the Shares representing our then existing capital have not been paid in full. Our capital may be increased either through (i) contributions made by existing or new shareholders, (ii) the capitalization of share-related premiums or advances previously made by our shareholders, (iii) the capitalization of retained earnings or valuation reserves or (iv) the capitalization of our indebtedness.

In the event of a capital increase, a holder of issued and outstanding Shares has a preferential right to subscribe for a sufficient number of our Shares to maintain such holder's existing proportional holdings of our Shares. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Periodico Oficial del Estado de Nuevo Leon. Under Mexican law, such preferential rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding Share.

Our shareholders are not entitled to preferential rights to subscribe for our Shares issued in connection with a public offering if (i) at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting called for such purpose approves the public offering and (ii) other requirements specified in Article 81 of the Mexican Law of the Securities Market are satisfied, including obtaining the approval of the CNBV. Such public offering may not be made if 25% or more of our Shares present at the general extraordinary shareholders' meeting called to consider the public offering vote against the public offering.

Appraisal Rights

The Mexican General Law of Corporations provides that upon the adoption, at a general extraordinary shareholders' meeting, of any of the resolutions listed below, dissenting shareholders will have the right to have the Shares they hold appraised and to compel us to redeem such shares at the appraised price, subject to the satisfaction of certain terms and conditions. The appraisal price will be determined by the proportion of shares submitted for appraisal to our net worth as stated in our financial statements approved at the most recent general ordinary shareholders' meeting.

Such appraisal rights are triggered by shareholders' resolutions approving (i) changes in our business purpose, (ii) our reincorporation in a jurisdiction other than Mexico or (iii) our transformation from one corporate form to another. Dissenting shareholders must perfect their appraisal rights by making a request for appraisal of their Shares within 15 days following the date on which the meeting adopting the relevant resolution adjourns.

Modification of Shareholders' Rights

The rights appurtenant to our Shares may only be modified through a resolution adopted by at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting.

Shareholders' Meetings and Resolutions

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider those matters specified in Article 182 of the Mexican General Law of Corporations including, among others, (i) any amendments to our by-laws, (ii) our early dissolution, (iii) our merger with another corporation, (iv) any change of our business purpose, (v) our issuance of preferred stock, (vi) our transformation from one corporate form to another and (vii) any increases or decreases of the fixed portion of our capital. General shareholders' meetings called to consider all other matters, including increases and decreases of the variable portion of our capital, are ordinary meetings.

A general ordinary shareholders' meeting must be held at least once a year within the four months following the end of the prior fiscal year. The annual general ordinary shareholders' meeting is held every year (i) to discuss, approve or modify the Board of Directors' annual report regarding our prior year's financial results, the business' development, relevant projects, the policies adopted by the Board of Directors and our current financial condition, (ii) to elect our directors and Examiner for the immediately subsequent year, (iii) to determine our directors' and Examiner's compensation for the immediately subsequent year, (iv) to consider, and approve our Board of Directors' annual report to our shareholders regarding our subsidiaries' prior year's results and performance, including the approval of their respective financial statements for the preceding fiscal year and (v) to determine the amount of capital that may be used for the purchase of our Shares. A general ordinary shareholders' meeting may be called and held at any time (i) to discuss and approve the acquisition or disposition of our Shares, whose value exceeds 20% of our shareholders' equity as determined by reference to our most recent financial statements, whether through one transaction or a series of transactions, (ii) to discuss and approve the disposition of shares of one of our subsidiaries dedicated to the production, manufacture, distribution or sale of glass containers, flat glass products or glassware products, when such disposition would cause the change of control of such subsidiary, and (iii) to approve an increase or decrease of the variable portion of our capital. At any such general ordinary shareholders' meeting, any shareholder or group of shareholders holding 10% or more of our outstanding Shares may appoint one of our directors. A majority of our Shares present at the annual general ordinary shareholders' meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year. The directors elected at the annual general ordinary shareholders' meeting serve for a renewable term of one year. If the one year term of office of any of our directors is not renewed at the annual general shareholders' meeting, each such director will serve until his or her successor is duly elected and takes office.

The quorum for a general ordinary shareholders' meeting convened at the first call is at least 50% of our outstanding Shares entitled to vote at such meeting and action may be taken by holders of a majority of our Shares present at such meeting. If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of our Shares present at such subsequent meeting and action may be taken by a majority of our Shares present at such subsequent meeting. The quorum for a general extraordinary shareholders' meeting convened at the first call is 75% of our Shares entitled to vote at such meeting. If a quorum is not present, subsequent meetings may be called at which 50% of our Shares entitled to vote at such subsequent meeting will constitute a quorum. Whether on first or subsequent calls, actions at a general extraordinary shareholders' meeting may be taken only by at least 50% of our outstanding Shares, except for the cancellation of the registration of our Shares with the RNV or the delisting of our Shares from the Mexican Stock Exchange, which actions may only be taken by at least 95% of our outstanding Shares.

General shareholders' meetings may be called by (i) the Board of Directors or the Examiner, (ii) 10% of our Shares entitled to vote at such meeting by means of a request to the Board of Directors or the Examiner to call such a meeting, (iii) a Mexican court in the event the Board of Directors or the Examiner do not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders' meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders' meeting within such two year period: (a) the annual report of the Board of Directors regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and Examiner or (d) the compensation of our directors and Examiner. Notice of general shareholders' meetings must be published in the Periodico Oficial del Estado de Nuevo Leon or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders' meeting. Only shareholders who have either deposited Shares at our offices or who present statements issued by Indeval or an Indeval Participant evidencing ownership by such person of our Shares will be admitted as a shareholder to a general shareholders' meeting. In order to attend and participate in a general shareholders' meeting, each shareholder must obtain from our Secretary a certificate acknowledging their status as a shareholder at least 48 hours before the date of the general shareholders' meeting. A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.

Under the Mexican Law of the Securities Market, at least 10% of our Shares entitled to vote on a particular matter may seek to have any shareholder action with respect to such matter set aside by filing a complaint with a court of law within 15 days after the adjournment of the general shareholders' meeting at which such action was taken and showing that the challenged action violates Mexican law or our by-laws. Such relief is only available to holders (i) who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and (ii) whose Shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law, Vitro must initiate an action for civil liabilities against one or more of our directors upon the approval of a resolution of our shareholders to that effect. If our shareholders approve such a resolution, the persons against whom such action is brought will immediately cease to be one of our directors. Additionally, at least 15% of our outstanding Shares may directly initiate such an action against our directors, provided that (i) such Shares shall not have been voted against initiating such an action at the relevant general shareholders' meeting and (ii) the claim covers all of the damages alleged to have been caused to Vitro and not merely the damages suffered by the plaintiffs. Any recovery of damages with respect to such actions will be for our benefit and not for the benefit of the shareholders bringing the action.

Asset Acquisitions and Divestitures

Pursuant to our bylaws, the Board of Directors has the exclusive and non-assignable power to approve transactions involving: (i) the acquisition or disposition of 10% or more of our total assets, (ii) guarantees by Vitro in an amount exceeding 30% of our total assets and (iii) transactions different from the foregoing in any way affecting more than 1% of our total assets.

Description of CPOs

The following is a description of certain provisions of (i) the Trust Agreement dated as of November 28, 1990 between Nacional Financiera, S.N.C., as grantor and as CPO Trustee, and Vitro, (ii) the public deed dated as of November 29, 1990 which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreement and which deed is registered with, and may be examined at, the Registro Publico del Comercio de la Ciudad de Mexico, D.F., which deed we refer to as the "First CPO Deed," (iii) the public deed dated as of June 24, 1998 which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreement and which deed is registered with, and may be examined at, the Registro Publico del Comercio de la Ciudad de Mexico, D.F., which deed we refer to as the "Second CPO Deed," and (iv) applicable provisions of the Ley General de Titulos y Operaciones de Credito, which we refer to as the "Negotiable Instruments Law." We refer to the First CPO Deed and the Second CPO Deed, together, as the "CPO Deeds." This description does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreement, the CPO Deeds, and the provisions of Mexican law referred to in this description.

The CPO Trust Agreement established a master trust that enables non-Mexican investors to acquire ordinary participation certificates representing economic interests in our Shares. The trust is necessary because, under Mexican law and our by-laws, our Shares may not be purchased or held directly by non-Mexican investors, as such are determined by applicable law and our by-laws.

The terms of the CPO Trust Agreement were authorized by an official communication dated November 27, 1990 from the Direccion General de Inversiones Extranjeras de la Comision Nacional de Inversiones Extranjeras. The CPO Trust Agreement is registered with the Registro Nacional de Inversiones Extranjeras in Mexico City, which we refer to as the "National Registry of Foreign Investment." An official communication of the CNBV authorized the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreement.

CPOs, which are negotiable instruments under Mexican law, have been issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreement and the CPO Deeds and may be redeemed as described in "-Deposit and Withdrawal of our Shares." Each CPO represents an economic interest in one of our Shares held in the CPO Trust. Currently, the maximum number of CPOs that can be issued pursuant to the CPO Deeds is 200,000,000. Holders of CPOs are not entitled to exercise any voting rights with respect to our Shares held in the CPO Trust. Such rights are exercisable by the CPO Trustee pursuant to the terms of the CPO Trust Agreement. Pursuant to the Ley de Inversion Extranjera, which we refer to as the "Foreign Investment Law," the CPO Trust Agreement qualifies as a "neutral investment" trust because, among other things, voting rights in respect of the underlying Shares are exercisable only by the CPO Trustee and not by the holders of the CPOs.

Deposit and Withdrawal of our Shares

Holders of our Shares may deliver such shares to the account of the CPO Trustee at Indeval and receive in return CPOs delivered by the CPO Trustee pursuant to the CPO Trust Agreement. All of our Shares delivered to the CPO Trustee will be held in trust by the CPO Trustee in accordance with the terms and conditions of the CPO Trust Agreement. We will deem the CPO Trustee to be the holder of the Shares delivered to the CPO Trustee. Transfer of ownership of those of our Shares that underlie CPOs will be effected through the records maintained by Indeval and Indeval Participants.

The CPO Trustee will deliver CPOs in respect of our Shares transferred as described above. All of the CPOs are evidenced by a single certificate, which we refer to as the "Global CPO," which has been issued to and deposited with Indeval, acting as depositary. Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through, records maintained by Indeval and Indeval Participants. Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request statements issued by Indeval and Indeval Participants evidencing ownership of CPOs. Holders of CPOs that are non-Mexican investors are not entitled to withdraw the Shares that are held in the CPO Trust and represented by CPOs.

Holders of CPOs may sell their CPOs (i) to a non-Mexican investor, in which case, the non-Mexican investor will become the transferee of such CPOs or (ii) to a Mexican investor, through the Mexican Stock Exchange, in which case, the Mexican investor would be the transferee of the Shares underlying such CPOs directly or, by keeping such shares deposited at an account at Indeval, such CPOs will be held by the CPO Trustee pending delivery.

Dividends, Other Distributions and Preemptive and Other Rights

Holders of CPOs are entitled to receive the economic benefits related to the Shares underlying such CPOs, including those dividends or distributions approved by our shareholders and to receive the proceeds from the sale of such shares at the termination of the CPO Trust Agreement. Please see "-Termination of the CPO Trust." The CPO Trustee, through Indeval, will distribute cash dividends and other cash distributions received by it with respect to our Shares held in the CPO Trust to the holders of the CPOs in proportion to their respective holdings in the same currency in which they were received. Dividends paid with respect to our Shares underlying CPOs will be distributed to CPO holders by Indeval on the business day following the date on which Indeval receives the funds on behalf of the CPO Trustee.

If a distribution by Vitro consists of a stock dividend on our Shares, such distributed shares will be transferred to Indeval, on behalf of the CPO Trustee, and held in the CPO Trust. The CPO Trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of our Shares received by the CPO Trustee as the stock dividend. If the maximum amount of CPOs that may be delivered under the CPO Deeds would be exceeded as a result of a dividend on our Shares, a new CPO deed will be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO Deed) may be issued. If the CPO Trustee receives any distribution with respect to our Shares held in the CPO Trust (other than in the form of cash or additional Shares), the CPO Trustee will adopt such method, as it may deem legal, equitable and practicable to effect the distribution of such property. If we offer, or cause to be offered, to the holders of our Shares, the right to subscribe for additional Shares, subject to applicable law, the CPO Trustee will offer to each holder of CPOs the right to instruct the CPO Trustee to subscribe for such holder's proportionate share of such additional Shares (subject to such holder providing the CPO Trustee (through Indeval) with the funds necessary to subscribe for such additional Shares). Neither we nor the CPO Trustee will be obliged to register such rights or the related Shares or CPOs under the Securities Act. If an offering of rights occurs, under applicable law and without registration under the Securities Act, and CPO holders provide the CPO Trustee with the necessary funds, the CPO Trustee (through Indeval) will subscribe for the corresponding number of our Shares, which will be placed in the CPO Trust (to the extent possible), and deliver additional CPOs (through Indeval) in respect of such shares to the applicable CPO holders pursuant to the CPO Deeds or, if applicable, through a new CPO deed.

According to Mexican law, dividends or other distributions and the proceeds from the sale of our Shares held in the CPO Trust that are not received or claimed by a CPO holder within 3 years from the receipt of such dividends or distributions by the CPO Trustee or 10 years from such sale will become the property of the Mexican Secretaria de Salud.

Changes Affecting our Shares

Upon any change in par value, stock split, consolidation or any other reclassification of our Shares, upon any merger or consolidation affecting us, or if we pay dividends by distributing shares or other goods different from our Shares, the CPO Trustee shall determine, in an equitable and proportional manner, any required amendments to be made to the CPO Trust, the CPO Deeds and the CPOs, as well as to the instruments representing such CPOs. If in connection with a redemption of our Shares, any of our Shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the technical committee (as defined in "-Administration of the CPO Trust"), determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of our Shares held in the CPO Trust called for redemption) and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

Voting of our Shares

Holders of CPOs are not entitled to exercise any voting rights with respect to our Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such shares in the same manner as a majority of our outstanding Shares that not held in the CPO Trust are voted at the relevant shareholders' meeting. Because CPOs grant no voting rights to holders thereof, such holders do not have the benefit of any rights (including minority protection rights) granted under applicable law or our by-laws to holders of our Shares.

Administration of the CPO Trust

Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the "CPO Technical Committee," consists of five members and their respective alternates. Each of the following entities appoints one member of the CPO Technical Committee: the Comision Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociacion Mexicana de Casas de Bolsa, the Common Representative (as defined below) and the CPO Trustee. Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banca Serfin, Sociedad Anonima, Institucion de Banca Multiple, Grupo Financiero Serfin, has been appointed as the common representative of the holders of CPOs and we refer to it as the "Common Representative."

Pursuant to the Negotiable Instruments Law, the duties of the Common Representative include, among others, (i) verifying the due execution and terms of the CPO Trust Agreement, (ii) verifying the existence of our Shares being held in the CPO Trust, (iii) authenticating the Global CPO, (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled, (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled, (vi) calling and presiding over CPO holders' general meetings, each of which we refer to as a "CPO General Meeting," and (vii) carrying out the decisions adopted therein. The Common Representative may request from the CPO Trustee all information and data necessary for the performance of its duties. CPO holders, by a resolution adopted at a duly held CPO General Meeting, may (i) revoke the appointment of the Common Representative and appoint a substitute Common Representative and (ii) instruct the Common Representative to undertake certain actions.

Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs may request that the Common Representative call a CPO General Meeting, including in such request the order of business for such meeting. Announcements of CPO General Meetings shall be published in the Dario Oficial de la Federacion and in one of the newspapers with the largest distribution in the domicile of the CPO Trustee, which is currently Mexico City, at least 10 days in advance of the date on which the CPO General Meeting is scheduled. Announcements of CPO General Meetings shall include the order of business for such meetings.

In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request a statement from Indeval or an Indeval Participant, not less than 2 days prior to the date on which such meeting is scheduled, evidencing their holdings of CPOs and must submit such statement to the institution designated for such purpose in the notice for such meeting on or before the day prior to the date on which such meeting is scheduled. Persons appointed by an instrument in writing as representatives for a holder of CPOs will be entitled to attend CPO General Meetings.

At CPO General Meetings, each holder of a CPO will be entitled to one vote per CPO owned by them. Resolutions of the CPO holders must be approved by a majority of CPOs present at a CPO General Meeting at which there is a quorum. A quorum at a CPO General Meeting initially is constituted by holders of a majority of CPOs delivered and, if no quorum is present at such meeting, any CPOs present at a subsequently called CPO General Meeting shall constitute a quorum. Resolutions adopted by the required number of CPO at a duly convened CPO General Meeting will bind all CPOs including absent and dissident holders.

Certain matters must be approved at a special CPO General Meeting at which, for the first call, 75% of the CPOs delivered must be present and resolutions with respect to such matters must be approved by a majority CPOs present at such meeting. Such matters include appointment and revocation of the Common Representative and the granting of consents, waivers or grace periods to the CPO Trustee. If a quorum is not present with respect to a CPO General Meeting discussing any such matters, a subsequent meeting may be called at which action may be taken regardless of the percentage of delivered CPOs present at such meeting.

Enforcement of Rights of CPO Holders

In accordance with the Negotiable Instruments Law, CPO holders may, with certain limitations, individually and directly exercise certain rights with respect to CPOs. Such rights include the right to cause the CPO Trustee to distribute dividends or other distributions received by it (directly or through Indeval), to cause the Common Representative to protect the rights to which the CPO holders are entitled and to enforce such rights and to bring action against the Common Representative for civil liabilities in the event of willful misconduct.

Status of CPO Holders

The CPO Trust Agreement and the CPO Deeds provide that any investors deemed a non-Mexican investor acquiring CPOs shall be considered under the CPO Trust Agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit its CPOs to the Mexican government. A holder of CPOs is deemed to have invoked the protection of the home government of such holder by, for example, asking such government to interpose a diplomatic claim against the Mexican government with respect to the CPO holders' rights or by bringing suit in its home jurisdiction against the Mexican government with respect to such rights. CPO holders will not be deemed to have waived any of their other rights, including any rights such holder may have under the United States securities laws or pursuant to the terms and provisions of the CPOs.

Termination of the CPO Trust

The CPO Trust Agreement and the CPOs issued under the CPO Deeds will expire 30 years after the date of execution of the CPO Trust Agreement. The CPO Trustee will commence the procedure for the termination of the CPO Trust Agreement 12 months prior to its expiration. At the time of such termination, the CPO Trustee will sell our Shares held in the CPO Trust and will distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. The CPO Trust, with respect of our Shares, may also be terminated upon a resolution approved by a majority of the CPOs present at a CPO General Meeting. Notwithstanding the foregoing, the CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

Upon the expiration of the CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the CPO Trust Agreement. There can be no assurances that a new trust agreement will be executed. In such a case, our Shares represented by the CPOs owned by any holder who executes the new trust agreement will be transferred by the CPO Trustee to the new trust created pursuant to such new trust agreement and new ordinary participation certificates issued under the new trust agreement will be issued by the trustee and delivered to such holder.

Limitations Affecting ADSs Holders

Each of our Shares is entitled to one vote at general shareholders' meetings. Holders of ADRs and CPOs are not entitled to vote the underlying Shares. Voting rights with respect to the underlying Shares are exercisable only by the CPO Trustee, which is required to vote all such shares in the same manner as the majority of our Shares that are not held in the CPO Trust are voted at the relevant meeting.

Our by-laws prohibit ownership of our Shares by non-Mexican nationals. Any acquisition of our Shares in violation of such provision would be null and void under Mexican law and such shares would be cancelled and our capital accordingly reduced. Non-Mexican nationals may, however, hold an economic interest in our Shares through a neutral investment trust such as the CPO Trust.

MATERIAL CONTRACTS

Vitromatic

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash ($10 million of which was paid into escrow in support of certain indemnification obligations to Whirlpool). At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.

Indebtedness

Please see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Description of our Indebtedness" for a summary of the terms of the agreements and instruments governing our material indebtedness.

Off-Balance Sheet Arrangements

Please see "Item 5. Operating and Financial Review and Prospects-Off-Balance Sheet Arrangements" for a description of our off-balance sheet arrangements.

EXCHANGE CONTROLS

Please see "Risk Factors-If exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which can expose investors to currency risk."

TAXATION

Mexican Taxes

The following general summary of Mexican taxes is based on Mexican federal tax laws in force on the date of this Form 20 F, which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Mexican law of the purchase, ownership and sale of ADSs, CPOs or Common Shares. (See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description Of Our Indebtedness—Vicap Notes) by individuals or corporations non-residents of Mexico.

Each prospective investor should consult its tax adviser as to the Mexican, United States, or other tax consequences of an investment in, the ownership of, and the disposition of, ADSs, CPOs, common shares, or Vicap Notes, including the effects of any foreign, state or local tax laws.

ADSs, CPOs and Common Shares

Effective in June 2001 a new rule was issued by the Ministry of Finance and Public Credit under which payments of dividends, either in cash or any other form, paid with respect to ADSs, CPOs or Common Shares to a non-resident of Mexico will be subject to a withholding tax equal to 5% of the amount of dividends paid.

Gains realized by non-residents of Mexico resulting from the sale of Common Shares, CPOs or ADSs sold through an authorized stock exchange (such as the Mexican Stock Exchange or the New York Stock Exchange) or broad-based market in any country, as determined by the general rules issued therefore by the Ministry of Finance and Public Credit (an "Authorized Stock Exchange Market") are exempt from Mexican Federal withholding tax. However, if the sale of the Common Shares, CPOs or ADSs by a non-resident of Mexico is not made through an Authorized Stock Exchange Market, the transaction will be subject to Mexican federal withholding tax at a rate of 20% of the gross sales price. However if the seller is a resident of a country not-deemed a tax-haven under Mexican Law, and the seller appoints a representative in Mexico for income tax purposes related to such sale, the seller has the option to pay Mexican federal income tax at a rate of 40% of the gain on the sale.

Notwithstanding the foregoing, according to the Tax Treaty (as defined below), gains obtained by a resident of the United States for tax from the sale of stock of the Company (such as our Common Shares, CPOs and ADSs), may only be taxed in Mexico if the recipient of the gain, during the 12 month period preceding such sale, had a participation, directly or indirectly, of at least 25% in our capital; otherwise such gain will not be taxed in Mexico.

Deposits and withdrawals of CPOs in exchange for ADSs will not be subject to Mexican federal withholding tax. There are no Mexican indebtedness taxes imputable to the ownership, transfer or dispositions of Common Shares, CPOs or ADSs.

United States Taxes

ADS, CPOs and Common Shares

The following summary of United States federal income taxes is based on United States federal income tax laws in force on the date of this Form 20 F. It describes the principal United States federal income tax consequences of the purchase, ownership and sale of ADSs (which are evidenced by ADRs) or CPOs, as the case may be, by a citizen, or resident of the United States or a corporation (or entity taxable as a corporation) organized or created in the United States or any political subdivision thereof, as the case may be ("United States Holder"). This section does not provide a complete analysis or listing of all of the possible tax consequences of the purchase, ownership and sale of the ADSs or CPOs, as the case may be, and does not address tax consequences to special persons such as dealers or traders in securities, United States Holders whose functional currency is not the U.S. dollar, persons holding ADSs or CPOs, as part of a hedge, straddle, conversion or other integrated transaction, certain U.S. expatriates, banks, real estate investment trusts (REITs), regulated investment companies (RICs), tax-exempt entities or corporations owning at least 10% of our stock.

If a partnership holds ADSs or CPOs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding ADSs or CPOs you should consult your tax advisor. Investors should consult their tax advisors with respect to the tax consequences of the purchase, ownership and sale of ADSs or CPOs including consequences under state and local tax laws.

Taxation of Cash Distributions and Distributions of Stock

For United States federal income tax purposes, United States Holders of ADSs or CPOs generally will be treated as the owners of the underlying Common Shares. To the extent that distributions paid by us with respect to such Common Shares do not exceed our earnings and profits ("E&P"), as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. If these dividends constitute qualified dividend income ("QDI"), individual United States Holders of our ADSs or CPOs will generally pay tax on such dividends at rates applicable to net capital gains (see "Taxation Upon Sale or Other Disposition"), provided that certain holding period requirements are satisfied. Dividends paid by us will be QDI if we are a Qualified Foreign Corporation ("QFC") at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Corporate Holders receiving dividends paid by us will not benefit from the reduced tax rate on dividends available to individual Holders.

To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate Holders, to the extent of each such Holder's basis in their ADSs or CPOs, and will reduce such Holder's basis in the ADSs or CPOs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or CPOs). To the extent that the distributions exceed the Holders basis in the ADSs or CPOs, each such individual or corporate Holder will be taxed as having recognized gain on the sale or disposition of the ADSs or CPOs (see "Taxation Upon Sale or Disposition," below). Because we are not a United States corporation, dividends paid by us will not be eligible for the dividends received deduction generally allowable to corporations under the Internal Revenue Code.

If distributions on the ADSs and CPOs are made in pesos, any dividends so paid generally will be includible in a United States Holder's gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such Holder or the CPO Trustee receives the dividend. It is expected that the CPO Trustee will, in the ordinary course, convert pesos received by it as distributions on the ADSs or CPOs into U.S. dollars. To the extent that the CPO Trustee does not convert the pesos into U.S. dollars at the time that such Holder is required to take the distribution into gross income for United States federal income tax purposes, such Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the pesos into U.S. dollar. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the pesos are actually converted at the "spot" exchange rate in effect at the time the distribution is taken into account.

Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes. Subject to certain limitations, United States holders may elect to claim a foreign tax credit against their United States federal income tax liability for foreign tax withheld (if any) from dividends received in respect of the ADSs or CPOs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or CPOs, as applicable, generally will be "passive income" or, in the case of certain types of United States holders, "financial services income" and therefore any United States federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such Holders may have from foreign source income not qualifying as passive income or financial service income, respectively. United States Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

Distributions of Common Shares to the CPO Trustee with respect to its holdings of Common Shares and distributions of CPOs and ADSs to United States Holders with respect to their holdings of CPOs and ADSs, as the case may be (such previously held ADSs or CPOs being "Old Stock"), that are pro rata with respect to their holdings of Old Stock will generally not be subject to United States federal income tax (except with respect to cash received in lieu of fractional Common Shares, CPOs and ADSs). The basis of the CPOs and ADSs so received will be determined by allocating the United States Holder's adjusted basis in the Old Stock between the Old Stock and the CPOs and ADSs so received.

Taxation Upon Sale or Other Disposition

A United States Holder that holds ADSs or CPOs as capital assets will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of such ADSs or CPOs in an amount equal to the difference between such United States Holder's basis in the ADSs or CPOs and the amount realized on their disposition. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to United States federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2009 (20% thereafter). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a United States Holder of ADSs or CPOs generally should constitute gains or losses from sources within the United States.

If you are a cash basis United States Holder who receives foreign currency in connection with a sale or other taxable disposition of ADSs or CPOs, as applicable, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such ADSs or CPOs as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis United States Holder, you may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of ADS or CPOs, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. If you are an accrual basis United States Holder and do not elect to be treated as a cash basis taxpayer (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose, you may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of ADSs or CPOs, as applicable, and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of ADS or CPOs, as applicable.

Deposits and withdrawals by United States Holders of CPOs in exchange for ADSs and of ADSs in exchange for CPOs will not be subject to any United States federal income tax.

U.S. Federal Income Tax Consequences to Non-United States Holders

Taxation of Cash Distributions and Distributions of Stock

Holders who are not United States Holders ("Non-United States Holders") will generally not be subject to U.S. federal income tax on distributions made on ADSs or CPOs, as the case may be, unless such Holders conduct a trade or business in the United States and such dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our ADSs or CPOs, such dividends are attributable to a permanent establishment that you maintain in the United States).

If a Non-United States Holder fails the above test, such Holder will generally be subject to U.S. federal income tax with respect to such dividends in the same manner as a United States Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional branch profit tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Taxation Upon Sale or Other Disposition

Non-United States Holders will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of ADSs or CPOs unless (i) such non-United States Holder's gain is effectively connected with a trade or business conducted by such Holder in the United States (and, if an applicable tax treaty so requires, as a condition for you to be subject to U.S. federal income tax on a net basis in respect of gain from the sale or other disposition of ADSs or CPOs, such gain is attributable to a permanent establishment maintained by such Holder in the United States or (ii) such Holder is an individual and present in the United States for at least 183 days in the taxable year of the sale or other disposition and certain other conditions are met.

Effectively connected gains realized by a non U.S. corporation may also, under certain circumstances, be subject to an additional branch profit tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

United States Backup Withholding and Information Reporting

In general, information reporting requirements will apply to certain payments of principal or interest on payments of dividends on Common Shares, ADSs or CPOs and the proceeds of certain sales of Common Shares, ADSs or CPOs in respect of United States Holders other than certain exempt persons (such as corporations). A 28% backup withholding tax (31% for 2011 and thereafter) will apply to such payments if the United States Holder fails to provide a correct taxpayer identification number of certification of exempt status or, with respect to certain payments, the United States Holder fails to report in full all dividend and interest income and the Internal Revenue Service notifies the payer of such under-reporting. Non-United States Holders generally are not subject to information reporting and backup withholding, but may be required to provide certification of Non-United States status in order to establish exemption. Backup withholding may apply to Non-United States Holders if such Holders sell Common Shares, ADSs or CPOs through a U.S. broker and information reporting, but not backup withholding, may apply if such Holders sell Common Shares, ADSs or CPOs through a broker with certain connections in the U.S. Amounts withheld under the backup withholding rules may be credited against your United States federal tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim form with the Internal Revenue Service.

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

DIVIDENDS AND PAYING AGENTS

Owners of ADSs and CPOs are entitled to receive any dividends payable in respect of the shares of Series "A" common stock underlying such ADSs and CPOs. However, those owners are not entitled to vote the underlying shares of Series "A" common stock, including with respect to the approval of such dividends. Cash dividends will be paid to the CPO Trustee in pesos and, with respect to CPOs on deposit with the Depositary, such dividends will be paid by the CPO Trustee to the Depositary in pesos.

DOCUMENTS ON DISPLAY

Vitro is subject to the informational reporting requirements of the Exchange Act and files with the SEC:

* annual reports;

* certain other reports or information that it makes public under Mexican law, files with the CNBV and the Mexican Stock Exchange or distributes to shareholders; and

* other information.

You may access and read Vitro's SEC filings through the SEC's Internet site at www.sec.gov. This site contains reports and other information that Vitro files electronically with the SEC.

You may also read and copy any reports or other information that Vitro files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, materials filed by Vitro may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, Vitro is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and is not required to file proxy statements with the SEC. In addition, Vitro's officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act.

You may request copies of any of our SEC filings or any other document described in this annual report by requesting them in writing or by telephone at the following address and phone number:

Vitro, S.A. de C.V.
Av. Ricardo Margain Zozaya 440,
Col. Valle del Campestre,
San Pedro Garza Garcia,
Nuevo Leon, 66265, Mexico
Attention: Investor Relations Department
Telephone number: (52-81) 8863-12-00

You may obtain additional information about Vitro through our web site at www.vitro.com. The information contained therein is not part of this annual report.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities require that we hold or issue financial instruments, primarily debt obligations in pesos or in U.S. dollars, that expose us to market risk caused by movements in interest rates or currency exchange rates. To minimize our exposure to these risks, we utilize financial derivative instruments. We enter into derivative transactions for periods and amounts consistent with related underlying exposures. We do not enter into derivative transactions for arbitrage or speculative purposes.

Debt Subject to Market Risk

The table below provides information as of December 31, 2002 regarding our debt obligations with maturities originally extending for more than one year that are sensitive to changes in interest or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal according to their respective maturity dates. The fair value of long-term fixed-rate debt is based on the quoted market prices for the debt instrument when there is an observable market (Senior Vicap Notes) or, when this is not the case, fair value is calculated based on the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument (fair value of fixed-rate UDIs future cash flows is discounted back using the forward variable rate that applies to the recent issuance of Certificados Bursatiles).

	Expected Maturity Date
	(Millions of constant pesos as of December 31, 2002, except for percentages)
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed rate debt:
Dollar-denominated (1)	Ps. 234	Ps. 234	Ps. 234	Ps. 234	Ps. 2,415	Ps. 0	Ps. 351	Ps. 2,901
Weighted average coupon	11.40%

Floating rate debt:
Dollar-denominated (1)	Ps. 1,525	Ps. 2,183	Ps. 932	Ps. 661	Ps. 293	Ps. 37	Ps. 5,631	Ps. 5,631
Weighted average interest rate	LIBOR plus 2.28%

Peso-denominated	Ps. 0	Ps. 310	Ps. 0	Ps. 0	Ps. 0	Ps. 1,360	Ps. 1,670	Ps. 1,670
Weighted average interest rate:	180-day CETES plus 3.09%

UDI-denominated(2)	Ps. 54	Ps. 208	Ps. 54	Ps. 1,049	Ps. 0	Ps. 0	Ps.1,365	Ps. 1,692
Weighted average interest rate	9.40%

(1) The principal amount of our dollar-denominated debt was translated to pesos at 10.4393, the Free Exchange Rate as of December 31, 2002.
(2) Based on the pesos per UDI value published by Banco de México in the Diario Oficial de la Federación, which in turn, is based on the INPC.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations, most of which bear interest at floating rates. In the ordinary course of business we enter into interest rate swap agreements to hedge future interest payments under floating rate debt.

The following table presents notional amounts and weighted average interest rates by contractual maturity dates of our interest rate swaps as of December 31, 2002. Notional amounts are used to calculate the contractual payments to be exchanged under each contract.

	Outstanding Notional Amounts
	(Millions of constant pesos as of December 31, 2002, except for percentages)
Interest Rate Swaps	2002	2003	2004	2005	2006	There-after	Weighted average	Fair Value
a) From Float to Fixed
Aggregate outstanding notional at year end	Ps. 2,164	Ps. 1,573	Ps. 982	Ps. 391	Ps. 0	Ps. 0
Vitro pays (vs LIBOR receipts)	5.39%	5.39%	5.39%	5.20%			5.36%	Ps. 118

b) From Fixed on UDIS to Fixed on $
Aggregate outstanding notional at year end	Ps 1,145	Ps. 1,145	Ps. 1,145	Ps. 1,145	Ps. 0	Ps. 0
Vitro pays over a notional amount of 107.9 Million Ps.	8.97%	8.97%	8.97%	8.97%			8.97%
Vitro receives over the outstanding notional amount	9.39%	9.39%	9.39%	9.39%			9.39%	Note (1)

Interest Rate Options

Aggregate outstanding notional at year end	Ps. 3,654	Ps. 3,654	Ps. 3,654	Ps. 3,654	Ps. 0	Ps. 0
Option premium (financed)	1.95%	1.95%	1.95%	1.95%			1.95%
Strike price on 6 month LIBOR	4.00%	4.00%	4.00%	4.00%			4.00%	Ps. 210

(1) The fair value of this Swap is included in the valuation of the "Swaps covering UDI-denominated debt" in the following section.

Figures shown in brackets represent a gain in the market value of the derivative transaction.

Exchange Rate Risk

We periodically enter into currency swap agreements to mitigate our exposure to foreign currency exchange rate variation. The table below provides information as of December 31, 2002 regarding our currency swaps used primarily to reduce our exposure to UDI or U.S. dollar exchange rate risk.

Exchange of Notional Amounts
(millions of constant pesos as of December 31, 2002)
Currency Exchange Swaps	2003	2004	2005	2006	2007	Total	Fair Value
a) Swaps covering UDI-denominated debt notional UDIs (receive (1)	UDIs 0	UDIs 50	UDIs 0	UDIs 355	UDIs 0	UDIs 405
Nominal Pesos (pay)(2)	Ps. 0	Ps. 160	Ps. 0	Ps. 1,227	Ps. 0	Ps. 1,387	(Ps. 101)

b) Swaps covering dollar denominated debt
	$ 0	$ 0	$ 0	$ 0	$ 200	$ 200
Notional $(receive)
Nominal Pesos (pay)	Ps. 0	Ps. 0	Ps. 0	Ps. 0	Ps. 2,336	Ps. 2,336	(Ps. 51)

(1) UDIS amounts are shown in Millions. Entered into to cover debt represented by notes issued by us in the Mexican public market. The price of the UDI as of December 31, 2002 was Ps. 3.225778 per UDI. We will receive an amount of Pesos equal to the notional amount of UDIs shown in the table, multiplied by the peso/UDI exchange rate on the maturity date, and we will pay the amount of pesos shown in the table.

Since this table deals with amounts of local currency to be received in the future, it is appropriate to express the amounts in nominal or non-inflation adjusted amounts.

Other Financial Instruments Risks

As described in "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Description of our Indebtedness," a swap and the 13.889% Credit Linked Notes issued by the CLN Issuer in connection with its purchase of the 2009 Senior Notes convey certain exposure to financial risk to us until the total amount of the 2009 Senior Notes are sold by CSFBI. Our exposure depends on the market value of 11 3/8% Guaranteed Notes and the occurrence of a "Credit Event" (as defined in the 13.889% Credit Linked Notes).

Natural Gas Price Risk

Natural gas is the principal fuel source of our glass furnaces. We have entered in the past, and intend to continue entering in the future, into natural gas purchase contracts to reduce the price volatility to us of the natural gas we consume. Any such contracts we have entered into or will enter into will be designated as cash flow hedges to cover our anticipated natural gas requirements. Accordingly, these natural gas hedges will be purchases in the ordinary course of business, and thus, not subject to derivative accounting.

As of December 31, 2002, we maintained hedges on the price of natural gas for approximately 42% of our consumption needs with Pemex at a price of $4.00 per million British Thermal Unit, which we refer to as “MMBTU.” These hedges expired on March 31, 2003. Approximately an additional 25% of our natural gas requirements were covered by additional hedges contracted in the derivatives market at prices averaging $4.08 per MMBTU, which we refer to as the “market hedges.” The market hedges expired on or prior to March 31, 2003.

We also maintain additional hedges with Pemex at a price of $4.16 MMBTU which will expire in December 2003. These hedges relate to approximately 17% of our expected natural gas consumption for the remainder of 2003.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Covenant Compliance

During the last three years and during the first six months of 2003, we breached certain of our covenants relating to the maintenance of financial ratios and the provision of notice of a change in our subsidiary's corporate name contained in certain of our credit agreements and in one of our accounts receivables factoring programs. In each case, either (i) such breach was waived by the lender, (ii) we repaid in full the outstanding indebtedness under such credit agreements or (iii) we purchased the accounts receivable from the lender. At no time did we fail to make required principal or interest payments. We are currently not in (i) default in the payment of principal, interest or sinking or purchase fund installments or (ii) any other material default that has not been cured within 30 days, in each case, relating to our indebtedness and off-balance sheet arrangements.

In addition, under certain of our subsidiaries' credit agreements, if such subsidiary does not meet certain financial ratios and other conditions, its ability to pay dividends is restricted. During 2001 and 2002, certain of our subsidiaries were restricted from paying dividends by their credit agreements. For more information, please see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Description of our Indebtedness-Long-Term Debt."

Anchor Glass Inc.

In September 1996, Anchor Glass filed for protection under Chapter 11 of the United States Bankruptcy Code. In connection with the bankruptcy proceedings, Anchor Glass stopped payments of principal and interests due on approximately $470 million in aggregate principal amount of its various series of outstanding debt securities (of which, $170 million, $100 million and $200 million were senior secured, senior unsecured and senior subordinated debt securities, respectively). In February 1997, Anchor Glass sold substantially all of its assets to New Anchor and to Owens-Brockway Glass. In connection with such sale, the creditors' committee of Anchor Glass released Vitro from any liabilities we might have had under Anchor Glass' indebtedness.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

We have conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" within the 90 days prior to the date of this Annual Report on Form 20 F. We refer to such disclosure controls and procedures as our "Disclosure Controls." This evaluation, which we refer to as the "Controls Evaluation," was conducted under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, which we refer to as the "CEO" and the "CFO," respectively.

Our management, including the CEO and the CFO, does not expect that our Disclosure Controls or our internal controls and procedures for financial reporting, which we refer to as our "Internal Controls," will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of the controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Vitro have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based upon the Controls Evaluation, the CEO and the CFO have concluded that, subject to the limitations noted above, the Disclosure Controls are effective to timely alert management to material information relating to us during the period when our periodic reports are being prepared.

In addition, since the date of the Controls Evaluation to the date of this Annual Report, there have been no significant changes in our Internal Controls or in other factors that could significantly affect our Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Outsourcing of Internal Audit Function

During 2001, 2002 and the first half of 2003, we outsourced our internal audit function to Deloitte & Touche / Galaz, Yamazaki, Ruiz Urquiza, S.C., which was also our independent auditor during the same periods. Beginning on May 6, 2004, pursuant to the SOA and the SEC regulations enacted thereunder, such internal audit functions may not be performed for us by our independent auditor. We have already begun the process of interviewing and selecting an alternative provider of these internal audit functions.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As required by the regulations issued by the CNBV, on March 19, 2003, we designated Mr. Jaime Serra Puche, one of our directors, as the experto financiero serving on the Audit Committee of our Board of Directors. The attributes necessary to be an experto financiero for purposes of Mexican regulation are not the same attributes necessary to be an "audit committee financial expert" under the rules and regulations issued by the SEC and the listing standards of the NYSE. Therefore, Mr. Serra Puche may not be, and we make no representation that he is, an "audit committee financial expert" for purposes of U.S. federal securities law.

PART III

Item 17. FINANCIAL STATEMENTS

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20 F.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Vitro, S.A. de C.V. and its subsidiaries attached to this annual report on Form 20 F have been audited by Deloitte & Touche, independent public accountants, as stated in their report with respect to the consolidated financial statements. See pages F 1 to F-47.

Item 19. EXHIBITS

Page
1.1 By-laws (Estatutos Sociales) of Vitro, S.A. de C.V.	***
2.1 Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt	**
2.2 Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the "CPO Trust Agreement"), together with an English translation	**
2.3 Public Deed dated November 29, 1009 (the "Public Deed"), together with an English translation	**
2.4 Common Shares Trust Agreement	**
2.5 CPO Trust Agreement and Public Deed	**
2.6 Form of Certificado Bursatil	*
2.7 Indenture dated as of May 1, 1997 among Vicap, S.A. de C.V., Vitro, S.A. and Texas Commerce Bank National Association, as Trustee (including exhibits)	****
2.8 Form of 11 3/8% Guaranteed Senior Note due 2007 (included in Exhibit 2.7)	****
2.9 Form of 11 3/8% Guarantee (included in Exhibit 2.7)	****
2.10 Indenture dated as of April 30, 2002 between Vitro, S.A. de C.V. and JPMorgan Chase Bank (including exhibits)	*
2.11 Form of 11.50% Senior Note due 2009 (included in Exhibit 2.10)	*
4.1 Vitro Flex, S.A. Joint Venture Agreement dated October 1, 1979 between Ford Motor Company and Vidrio Plano de Mexico, S.A.	**
4.2 Articles of Incorporation and By-laws of Vitro Flex, S.A. together with an English translation	**
4.3 Agreement dated March 29, 1965 between Pilkington Brothers Limited and Fomento de Industria y Comercio S.A.	**
4.4 Letter Agreements dated June 15, 1998 amending the Technical Assistance Agreement dated September 1, 1983 between Pilkington Brothers plc and Vitro Flotado, S.A. de C.V.	**
4.5 Master Investment Agreement dated August 15, 1997 among Libbey Inc., Libbey Glass Inc., LGA 2 Corp., LGA 3 Corp. and LGA 4 Corp., on the one hand, and Vitro, S.A., Vitrocrisa Holding, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vitrocrisa, S.A. de C.V., World Crisa Corporation and Crisa Corporation	****
4.6 Loan Agreement dated as of August 14, 2001 among Compania Vidreria, S.A. de C.V., HSBC Securities (USA) Inc., Salomon Smith Barney Inc. and certain other lenders party thereto	*
4.7 Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., VVP Holding Corp., VVP Syndication, Inc., Salomon Smith Barney Inc., Salomon Smith Barney Inc. and certain other lenders party thereto	*
4.8 Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., certain subsidiaries and affiliates of Vitro Plan, Banco Nacional de México, S.A. and certain other lenders party thereto, together with an English translation	*
4.9 Factoring Agreement dated as of August 4, 2000 (the "Factoring Agreement") among Vitro Envases Norteamérica, S.A. de C.V. ("VENA"), certain subsidiaries of VENA party thereto and Transamerica Comercial Finance Corporation ("Transamerica")	*
4.10 Amendment Number One to the Factoring Agreement dated as of November 1, 2000 among VENA, certain subsidiaries of VENA party thereto and Transamerica	*
4.11 Amendment Number Two to the Factoring Agreement dated as of April 30, 2002 among VENA, certain subsidiaries of VENA party thereto and Transamerica	*
4.12 Stock Purchase Agreement dated as of June 3, 2002 between Whirlpool Corporation, Whirlpool Holdings, Inc. and Vitro, S.A. de C.V.	*
8.1 List of subsidiaries of Vitro, S.A. de C.V.	*
12.1 Certifications of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.	*
12.2 Certifications of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

* Filed herewith
** Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto
*** Originally filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto. Amendments to the Corporate Charter of Vitro were filed as exhibits to Vitro's annual reports on Form 20-F for the fiscal years ended December 31, 1992, 1993, 1994 and 1997 and are incorporated herein by reference thereto.
**** Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto

Link to Financial Statements

SIGNATURES

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vitro, S.A. de C.V. By: /s/ Claudio Luis del Valle Claudio Luis del Valle Chief Financial Officer

Date: June 30, 2003