Form 20-F/A
period 2003-04-28
VITRO SA DE CV
filed 2003-08-05
CIK 880582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Vitro America purchases flat glass from United States manufacturers and uses it as raw material to process tempered, spandrel, insulated, laminated and mirror products, as well as thick glass doors, vision walls and handrails. These products are sold directly to distributors as well as to end-buyers through Vitro America's own distribution centers and retail shops. Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the business unit's manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries. Approximately 9% of the sales of Vitro America correspond to products manufactured by our Mexican subsidiaries and 81% corresponds to products purchased from third parties.

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

Financing Transactions

Bank of America-Vitro America Credit Agreement

On January 31, 1997, Vitro America entered into a credit agreement with the Bank of America which provided for a revolving line of credit for up to $60 million. As of May 31, 2003, the outstanding balance of the letters of credit issued under this credit agreement was $11 million, which was collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment and intangible assets, and guaranteed by certain affiliates of Vitro America. The credit agreement contained certain customary restrictive covenants and required continued compliance with certain financial ratios. Provided we met certain financial ratios and certain other conditions, our ability to pay dividends was unrestricted by this credit agreement. During 2001 and 2002, we did not meet such financial ratios and conditions for dividend payments.

On June 27, 2003, Vitro America and the Bank of America amended the credit agreement to change the maturity date of the loans made and letters of credit issued under this credit agreement to June 27, 2006. The restated credit agreement provides for (i) revolving loans at an annual floating interest rate equal to the Bank of America's prime rate plus a spread ranging between 0.25% and 1.00%, (ii) revolving loans at an annual floating interest rate of LIBOR plus a spread ranging between 2.00% and 2.75% and (iii) the issuance of standby letters of credit up to a maximum amount of $15 million. The credit agreement is collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment, intangible assets and fixed assets. The amended credit agreement contains certain customary restrictive covenants and requires continued compliance with certain financial ratios. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement.

Vitro America Accounts Receivable Factoring Program

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

Sale-Leaseback Transactions

On September 29, 1999, we sold our Dassault Falcon Jet 900-B to General Electric Corporation for approximately $20 million, which proceeds were used to pay down debt. Concurrently with such sale, we entered into a 10-year lease relating to such airplane. Under the lease, we are required to make annual payments of approximately $2 million as well as to maintain and repair the airplane. We may terminate this lease at any time. However, in such a case, we will be obligated to make certain early termination payments. We entered into this arrangement in order to provide more efficient and, in certain circumstances, cost-effective transportation to our executives in connection with the performance of their duties. The loss of this lease would deprive us of the use of the airplane.

On November 21, 1997, we sold our 1997 Canadair Challenger to General Electric Corporation for approximately $21 million, which proceeds were used to pay down debt. Concurrently with such sale, we entered into a 10-year lease relating to such plane. Under the lease, we are required to make annual payments of approximately $2 million as well as maintain and repair the airplane. We may terminate this lease at any time. However, in such a case, we will be obligated to make certain early termination payments. We entered into this arrangement in order to provide more efficient and, in certain circumstances, cost-effective transportation to our executives in connection with the performance of their duties. The loss of this lease would deprive us of use of the airplane.

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

As of May 31, 2003, we had cash and cash equivalents totaling Ps. 1,545 million ($149 million). Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States. We obtain short-term financing from various Mexican and international banks. Short-term financing consists of lines of credit denominated in several currencies including pesos and U.S. dollars. Please see "-Description of Our Indebtedness Short Term Debt" for a description of our short-term financing. As of May 31, 2003, outstanding short-term debt (including the current portion of long-term debt) totaled Ps. 5,054 million ($489 million), approximately 85% of which was U.S. dollar-denominated. As of May 31, 2003, our outstanding consolidated long-term debt (excluding the current portion thereof) totaled Ps. 10,765 million ($1,041 million), 41% of which was U.S. dollar-denominated. As of May 31, 2003, the interest rate structure was composed of 42 percent fixed rate debt, 44 percent floating rate with fixed spread debt and 14 percent market rate debt.

Maturity	Million Pesos	Million U.S. dollars	Denominated in pesos	Denominated in U.S. dollars
2003	Ps. 5,054	Ps. 489	Ps. 739	Ps. 4,315
2004	1,747	169	324	1,422
2005	1,531	148	239	1,292
2006 and thereafter	7,487	724	5,850	1,638
Total	Ps. 15,819	Ps. 1,530	Ps. 7,152	Ps. 8,667

Under Mexican GAAP, our consolidated statement of changes in financial position identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos. Thus, the changes shown in the statements of changes in financial position included in our consolidated financial statements do not necessarily represent cash flow activities. Accordingly, the discussion of cash flows presented in the following four paragraphs are based on the reconciliation to U.S. GAAP included in note 21 to our audited consolidated financial statements.

Our working capital increased Ps. 788 million during 2002. This increase was principally due to an increase in our inventories and trade receivables. Our inventories increased by Ps. 503 million due to (i) the reduction of sales volume in the liquor and wine segment of our Glass Containers business unit and (ii) the build-up of finished inventory of flat glass in anticipation of the refurbishment of one of our flat glass facilities during the first half of 2003. Our trade receivables increased Ps. 322 million due principally to the advance payment of Ps. 208 million received from one of our clients of our Glass Containers business unit during 2001, which was extinguished during 2002. During 2002 our working capital investment was also impacted by a decrease in our accounts payable to suppliers by Ps. 131 million In addition, during 2002, we made aggregate pension plan funding payments of Ps. 167 million. This increase in our working capital was offset in part due a generation of Ps. 335 million for changes in other assets and liabilities.

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

Long-Term Debt

As of December 31, 2002 and May 31, 2003, we had approximately Ps. 12,015 million ($1,150 million), and Ps. 12,671 million ($1,226 million), respectively, of long-term debt, including the current portion of long-term debt.

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
February 26, 2004
Interest Payment Dates: Interest is paid every 28 days beginning on December 7, 2000.
Bank of Montreal-Glassware Credit Facility Borrower: Vitrocrisa	$ 23 million	Rate: LIBOR plus 1.625%, 1.875% and 2.25% per annum for the first, second and third year, respectively.	January 5, 2004
Interest Payment Dates: Quarterly beginning on April 30, 2001.
Banamex-Glassware Credit Agreement Borrower: Vitrocrisa Conditional Guarantor: Vitro	$ 30 million	Rate: To be negotiated every 180 days.	August 31, 2004
Interest Payment Dates: Semi-annually beginning on February 19, 1999.
1999-3 UDI-Medium-Term Notes Issuer: Vitro	UDI 50 million (Ps. 148 million or $ 14 million)	Rate: 175 basis points above the 5-year UDI-denominated government bond rate per annum.	October 12, 2004
Interest Payment Dates: Quarterly beginning on January 12, 2000.
HSBC-Vitro Credit Agreement Borrower: Vitro	$ 25 million	Rate: LIBOR + 3%	December 23, 2004
Amortization and Interest Payment Dates: Bimonthly or quarterly beginning on July 1, 2003
1991-1 UDI-Medium-Term Notes Issuer: Vitro	UDI 200 million (Ps. 578 million or $ 56 million)	Rate: 9.0% per annum.	June 7, 2006
Interest Payment Dates: Quarterly beginning on September 7, 1999.
Bank of America-Vitro America Credit Agreement Borrower: Vitro America Guarantor: VVP Holdings, Inc.	$ 25 million	No loans are outstanding under this agreement. An $11 million letter of credit has been issued.	June 26, 2006
HSBC/SSB-Glass Containers Credit Facility Borrower: Compania Vidriera, S.A. de C.V. Guarantors: Vitro Packaging, VENA and Vitro	$ 153 million	Rate: LIBOR plus 2.25%, decreasing upon meeting debt ratios	August 21, 2006
Amortization and Interest Payment Dates: Quarterly beginning on November 14, 2001.
Banamex-Viplamex Credit Agreements Borrower: Vidrio Plano de Mexico, S.A. de C.V. Guarantor: Vitro Plan	$ 27 million	Rate: LIBOR plus 2.26% per annum.	September 4, 2006
Amortization and Interest Payment Dates: Semi-annually beginning on March 25, 1997.
1999-2 UDI-Medium-Term Notes Issuer: Vitro	UDI 155 million	Rate: 9.90% per annum.	October 12, 2006
	(Ps. 449 million or $ 43 million)	Interest Payment Dates: Quarterly beginning on January 12, 2000.
Flat Glass Credit Facility Borrowers: Vitro Plan, VVP Holding Corp., VVP Syndication Inc. Guarantors: All wholly-owned material subsidiaries of Vitro Plan	Tranche A:	Rate Tranche A:	Tranche A:
	$ 80 million	Year 1: LIBOR + 1.875%	March 27, 2006
Year 2: LIBOR + 2.000%
Year 3: LIBOR + 2.125%
Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.
Rate Tranche B:
Year 1: LIBOR + 2.250%
	Tranche B:	Year 2: LIBOR + 2.375%
	$ 64million	Year 3: LIBOR + 2.500%	Tranche B:
		Year 4: LIBOR + 2.625%	March 27, 2008
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

Bank of America-Vitro America Credit Agreement

On January 31, 1997, Vitro America entered into a credit agreement with the Bank of America which provided for a revolving line of credit for up to $60 million. As of May 31, 2003, the outstanding balance of the letters of credit issued under this credit agreement was $11 million, which was collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment and intangible assets, and guaranteed by certain affiliates of Vitro America. The credit agreement contained certain customary restrictive covenants and required continued compliance with certain financial ratios. Provided we met certain financial ratios and certain other conditions, our ability to pay dividends was unrestricted by this credit agreement. During 2001 and 2002, we did not meet such financial ratios and conditions for dividend payments.

On June 27, 2003, Vitro America and the Bank of America amended the credit agreement to change the maturity date of the loans made and letters of credit issued under this credit agreement to June 27, 2006. The restated credit agreement provides for (i) revolving loans at an annual floating interest rate equal to the Bank of America's prime rate plus a spread ranging between 0.25% and 1.00%, (ii) revolving loans at an annual floating interest rate of LIBOR plus a spread ranging between 2.00% and 2.75% and (iii) the issuance of standby letters of credit up to a maximum amount of $15 million. The credit agreement is collateralized by a security interest in certain assets of Vitro America, including accounts receivable, inventory, equipment, intangible assets and fixed assets. The amended credit agreement contains certain customary restrictive covenants and requires continued compliance with certain financial ratios. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement.

HSBC/SSB-Glass Containers Credit Facility

On August 14, 2001, Compañía Vidriera, S.A. de C.V., which we refer to as "COVISA", entered into credit agreement with HSBC, Salomon Smith Barney and certain other lenders which provide for loans of up to $235 million. As of May 31, 2003, COVISA had an outstanding balance approximately $153 million under this credit agreement. The loan under this credit agreement bears an annual floating interest rate of LIBOR plus 2.25%. The final amortization on this loan will become due on August 21, 2006. The loan made under this credit agreement is guaranteed by Vitro, VENA and Vitro Packaging, and is secured with export receivables. The credit agreement contains certain customary restrictive covenants including restrictions on the ability of the COVISA (i) to incur any additional indebtedness, pursuant to a debt to EBITDA ratio and (ii) to enter into certain transactions with affiliates. It also requires continued compliance with certain financial ratios. Provided we meet certain financial ratios and certain other conditions, our ability to pay dividends is unrestricted by this credit agreement. During 2001 and 2002, we did not meet such financial ratios and conditions for dividend payments.

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

Flat Glass Credit Facility

On February 26, 2003, Vitro Plan entered into a credit facility with Comerica Bank, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $205 million. The credit facility includes (i) an approximately $80 million, 3-year term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 1.875% and 2.125%, (ii) an approximately Ps. 628 million, 4-year term loan with an annual floating interest rate equal to TIIE plus a spread ranging between 2.000% and 2.375% and (iii) an approximately $64 million, 5-year term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.25% and 2.75%. The principal of these loans will become due upon their respective maturities. The loans are partially collateralized and are guaranteed by all wholly-owned material subsidiaries of Vitro Plan. The credit facility contains a requirement that our debt to EBITDA ratio be below 2.75 and certain other customary restrictive covenants. Provided we meet certain conditions, our ability to pay dividends is unrestricted by this credit agreement. The proceeds from these loans were used to repay short term debt.

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

Short-Term Debt

Our short-term debt consists primarily of unsecured borrowing arrangements with Mexican and foreign banks and commercial paper programs denominated in both U.S. dollars and Mexican pesos. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 2.5% above LIBOR, for the U.S. dollar-denominated loans, and floating market rates, for the peso-denominated loans. . As of December 31, 2002 and May 31, 2003, we had approximately Ps. 3,176 million ($305 million) and Ps. 3,148 million ($304 million), respectively, of short-term debt, excluding the current portion of long-term debt.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth a summary of our contractual obligations and commercial commitments, as of December 31, 2002 in millions of pesos.

Contractual Obligations	Total	Less than 1 year	1-3 years	More than 5 years
Long- and Short-Term Debt	Ps. 15,191	Ps. 4,778	Ps. 5,464	Ps. 4,949
Capital Lease Obligations	0	0	0	0
Operating Leases	1,856	385	1,101	370
Unconditional Purchase Obligations	0	0	0	0
Other Long-Term Obligations	0	0	0	0
Total Contractual Obligations	17,407	5,163	6,565	5,319

The amounts set forth above under “Operating Leases” include payments that will be made under leases relating to warehouses, an airplane, forklifts and computer equipment.

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

Subject to certain exceptions, stock options generally vest and become exercisable as described in this paragraph. Options granted in 1998 and 1999 generally vest and become exercisable with respect to 50% of the shares covered thereby on the third anniversary of the Grant Date and with respect to 25% of the shares covered thereby on each of the fourth and fifth anniversaries of the Grant Date. Options granted in 2000 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the second, third, fourth and fifth anniversaries of the Grant Date, and options granted in 2001 and 2002 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date. All options granted under the Plan expire on the tenth anniversary of the applicable Grant Date. Upon the consummation of a change in the ownership or control of Vitro, options granted under the Plan will generally vest and become immediately exercisable with respect to al shares covered thereby and will remain exercisable for a period of 180 days, after which any unexercised options will be canceled.

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

Pension Benefits

The pension benefit obligations of Vitro, S.A. de C.V. and its subsidiaries and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increase. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our weighted average discount rate from 5.0% in 2001 to 4.5% in 2002 to reflect market interest rate conditions. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted average of long-term returns on our pension plans were 6.0% in 2002 and 7.0% in 2001. With respect to the pension plans in the United States, at December 31, 2002, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, at December 31, 2002, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 433 million while the related estimated obligations were Ps. 1,684 million. Our approximate pension expense in 2002 was Ps. 214 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in Note 10 to our Consolidated Statements of Stockholders' Equity.

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

	Expected Maturity Date
	(Millions of constant pesos as of December 31, 2002, except for percentages)
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed rate debt:
Dollar-denominated (1)	Ps. 234	Ps. 234	Ps. 234	Ps. 234	Ps. 2,415	Ps. 0	Ps.3, 351	Ps. 2,901
Weighted average coupon	11.40%

Floating rate debt:
Dollar-denominated (1)	Ps. 1,525	Ps. 2,183	Ps. 932	Ps. 661	Ps. 293	Ps. 37	Ps. 5,631	Ps. 5,631
Weighted average interest rate	LIBOR plus 2.28%

Peso-denominated	Ps. 0	Ps. 310	Ps. 0	Ps. 0	Ps. 0	Ps. 1,360	Ps. 1,670	Ps. 1,670
Weighted average interest rate:	180-day CETES plus 3.09%

UDI-denominated(2)	Ps. 54	Ps. 208	Ps. 54	Ps. 1,049	Ps. 0	Ps. 0	Ps.1,365	Ps. 1,692
Weighted average interest rate	9.40%

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

Item 19. EXHIBITS

Page
1.1 By-laws (Estatutos Sociales) of Vitro, S.A. de C.V.	***
2.1 Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt	**
2.2 Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the "CPO Trust Agreement"), together with an English translation	**
2.3 Public Deed dated November 29, 1009 (the "Public Deed"), together with an English translation	**
2.4 Common Shares Trust Agreement	**
2.5 CPO Trust Agreement and Public Deed	**
2.6 Certificados Bursatiles Program	*
2.7 Indenture dated as of May 1, 1997 among Vicap, S.A. de C.V., Vitro, S.A. and Texas Commerce Bank National Association, as Trustee (including exhibits)	****
2.8 Form of 11 3/8% Guaranteed Senior Note due 2007 (included in Exhibit 2.7)	****
2.9 Form of 11 3/8% Guarantee (included in Exhibit 2.7)	****
2.10 Indenture dated as of April 30, 2002 between Vitro, S.A. de C.V. and JPMorgan Chase Bank (including exhibits)	*
2.11 Form of 11.50% Senior Note due 2009 (included in Exhibit 2.10)	*
4.1 Vitro Flex, S.A. Joint Venture Agreement dated October 1, 1979 between Ford Motor Company and Vidrio Plano de Mexico, S.A.	**
4.2 Articles of Incorporation and By-laws of Vitro Flex, S.A. together with an English translation	**
4.3 Agreement dated March 29, 1965 between Pilkington Brothers Limited and Fomento de Industria y Comercio S.A.	**
4.4 Letter Agreements dated June 15, 1998 amending the Technical Assistance Agreement dated September 1, 1983 between Pilkington Brothers plc and Vitro Flotado, S.A. de C.V.	**
4.5 Master Investment Agreement dated August 15, 1997 among Libbey Inc., Libbey Glass Inc., LGA 2 Corp., LGA 3 Corp. and LGA 4 Corp., on the one hand, and Vitro, S.A., Vitrocrisa Holding, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vitrocrisa, S.A. de C.V., World Crisa Corporation and Crisa Corporation	****
4.6 Loan Agreement dated as of August 14, 2001 among Compania Vidreria, S.A. de C.V., HSBC Securities (USA) Inc., Salomon Smith Barney Inc. and certain other lenders party thereto	*
4.7 Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., VVP Holding Corp., VVP Syndication, Inc., Salomon Smith Barney Inc., Salomon Smith Barney Inc. and certain other lenders party thereto	*
4.8 Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., certain subsidiaries and affiliates of Vitro Plan, Banco Nacional de México, S.A. and certain other lenders party thereto, together with an English translation	*
4.9 Factoring Agreement dated as of August 4, 2000 (the "Factoring Agreement") among Vitro Envases Norteamérica, S.A. de C.V. ("VENA"), certain subsidiaries of VENA party thereto and Transamerica Comercial Finance Corporation ("Transamerica")	*
4.10 Amendment Number One to the Factoring Agreement dated as of November 1, 2000 among VENA, certain subsidiaries of VENA party thereto and Transamerica	*
4.11 Amendment Number Two to the Factoring Agreement dated as of April 30, 2002 among VENA, certain subsidiaries of VENA party thereto and Transamerica	*
4.12 Stock Purchase Agreement dated as of June 3, 2002 between Whirlpool Corporation, Whirlpool Holdings, Inc. and Vitro, S.A. de C.V.	*
8.1 List of subsidiaries of Vitro, S.A. de C.V.	*
12.1 Certifications of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.	*
12.2 Certifications of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

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

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-Fits behalf.

Vitro, S.A. de C.V. By: /s/ Claudio Luis del Valle Claudio Luis del Valle Chief Financial Officer

Date: August 4, 2003