Form 20-F
period 2004-05-31
VITRO SA DE CV
filed 2004-06-30
CIK 880582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number: 1-10905

Vitro, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Vitro Corporation (Translation of Registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre,

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Shares of Series “A” Common Stock, no par value	New York Stock Exchange*
Ordinary Participation Certificate	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts each representing three Ordinary Participation Certificates	New York Stock Exchange

___________________

*

Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
11⅜% Guaranteed Senior Notes due 2007

The number of outstanding shares of each of Registrant’s classes of capital or common stock as of December 31, 2003:

295,727,910 shares of Series “A” common stock, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17                      Item 18

#

PRESENTATION OF CERTAIN INFORMATION

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or “Mexico,” and is a holding company that conducts substantially all of its operations through its subsidiaries.  In this annual report, except when indicated or the context otherwise requires, the words “we,” “us,” “our” and “ours” refer to Vitro, S.A. de C.V. together with its consolidated subsidiaries.  The words “Vitro” or “our holding company” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.  However, it should always be understood that each subsidiary of Vitro, S.A. de C.V. is an independent legal entity with its own accounting, corporate structure and records, executives and employees.  References in this annual report to business units are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V., which we refer to as “Vitro OCF,” our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash, approximately $5.4 million of which was placed in escrow to secure certain potential indemnification obligations of ours relating to the sale.  Pursuant to the terms of the sale, we repaid Vitro OCF’s and its subsidiaries’ bank debt of approximately $22 million immediately prior to the sale.  We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness.  Accordingly, after the sale, our consolidated indebtedness was reduced by approximately $66 million.  In 2003, Vitro OCF had consolidated net sales and operating income of approximately Ps. 697 million and Ps. 173 million, respectively.  Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to April 2, 2004 include the results of operations and financial position of Vitro OCF.

On September 10, 2003, we sold 100% of the outstanding shares of Envases Cuautitlán, S.A. de C.V., which we refer to as “ECSA,” one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million.  The sale is subject to certain customary purchase price adjustments and indemnifications.  The net sales and operating income of ECSA were approximately Ps. 140 million and Ps. 9 million, respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003.  Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to September 10, 2003 include the results of operations and financial position of ECSA.

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as “Vitromatic” or the “Acros-Whirlpool business unit,” our joint venture with Whirlpool Corporation, which we refer to as “Whirlpool,” engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash.  At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic.  Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.  Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated.  Therefore, Vitromatic’s results of operations are reflected in the line item entitled “Net income (loss) from discontinued operations” in our consolidated statement of operations.  Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled “Current assets of discontinued operations” and “Non-current assets of discontinued operations” and the liabilities of Vitromatic in the line items entitled “Current liabilities of discontinued operations” and “Long-term liabilities of discontinued operations.”  Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statist ical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico.  References to “U.S. dollars,” “dollars” or “$” are to dollars of the United States of America.

Our consolidated financial statements are expressed in Mexican pesos and are prepared in accordance with accounting principles generally accepted in Mexico, which we refer to as “Mexican GAAP,” which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP.”

All the peso amounts contained in this annual report are restated in constant pesos as of December 31, 2003, except where otherwise indicated.

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de México, Mexico’s central bank, in the Diario Oficial de la Federación for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the “Free Exchange Rate.”  As of December 31, 2003, March 31, 2004 and May 31, 2004, the Free Exchange Rate was 11.2372 pesos per U.S. dollar, 11 ..1748 pesos per U.S. dollar and 11.4147 pesos per U.S. dollar, respectively.  As of December 31, 2003, March 31, 2004 and May 31, 2004, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the “Noon Buying Rate,” was 11.24 pesos per U.S. dollar, 11.18 pesos per U.S. dollar and 11.41 pesos per U.S. dollar, respectively.

For purposes of this annual report, we consider our “export sales” to be (i) sales of products by our Mexican subsidiaries to third parties outside Mexico, (ii) sales of products by our Mexican subsidiaries to our foreign subsidiaries that do not act as our distributors (principally, Vitro America, Inc., which was formerly known as VVP America, Inc. and which we refer to as “Vitro America”) and (iii) sales of products by our foreign distribution subsidiaries (principally Vitro Packaging, Inc., which we refer to as “Vitro Packaging,” Crisa Industrial, LLC, which we refer to as “Crisa Industrial,” and Crisa Texas Limited, which we refer to as “Crisa Texas”) to third parties outside Mexico.  Sales of products manufactured or processed by our subsidiaries outside Mexico (principally by Vitro America, Empresas Comegua, S.A., which we refer to as “Comegua,” and Vitro Cri stalglass, S.L., which was formerly known as Cristalglass Vidrio Aislante S.A. and which we refer to as “Cristalglass”) are not considered “export sales.”

Under Mexican corporate law, shares of our Series “A” common stock, which we refer to as “our Shares,” held by our Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our Shares are entitled to vote.  Under Mexican GAAP, those of our Shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding.  For purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share and diluted and basic net income (loss) per share, we considered those of our Shares held by our Stock Option Trust as treasury stock.  In contrast, for purposes of calculating the dividends paid per each of our Shares, we considered those of our Shares held by our Stock Option Trust as issued and outstanding.

We use the term “joint venture” to refer to companies which are not our wholly owned subsidiaries or in which we, directly or indirectly, either have management control or share management control with one or more third parties.  We believe that our use of the term “joint venture” is consistent with international business practices.  However, our “joint ventures” are not necessarily “Joint Ventures” as defined in International Financial Reporting Standards.

Certain amounts included in this annual report may not sum due to rounding.

#

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by our use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “goals,” “target,” “strategy” and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled “Item 3.  Key Information—Risk Factors,” “Item 4.  Information on the Company,” “Item 5.  Operating and Financial Review and Prospects” and other sections of this annual report.

These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk.  Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. It is possible that our future financial performance may differ materially from our expectations because of a variety of factors, some of which include, without limitation, the following:

•

foreign currency exchange fluctuations relative to the U.S. dollar or the Mexican peso;

•

changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•

the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•

consumer preferences for forms of packaging that are alternatives to glass containers;

•

fluctuations in the price of raw materials and labor costs;

•

availability of raw materials;

•

cost and availability of energy;

•

transportation costs and availability;

•

consolidation among competitors and customers;

•

lifting of trade barriers and enforcement of measures against unfair trade practices;

•

the ability to integrate operations of acquired businesses;

•

the ability to hire and retain experienced management;

•

the performance by customers of their obligations under purchase agreements; and

•

the timing and occurrence of events which are beyond our control.

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

#

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

#

Item. 3.  KEY INFORMATION

RISK FACTORS

You should consider the risks described below and the other information appearing in this annual report, including our consolidated financial statements and the notes thereto.  In general, investing in the securities of issuers in emerging market countries such as Mexico involves certain risks not typically associated with investing in the securities of issuers in the United States.  The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face.  Additional risks and uncertainties, including those generally affecting the industries in which we operate, the countries where we have a presence or risks that we currently deem immaterial, may also impair our business.

The information in this annual report includes forward-looking statements which involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, those described in this section and under the sections entitled “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects” and elsewhere in this annual report.  See “Forward-Looking Statements.”

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.

Factors Relating to Us

We face lower operating margins and decreased profitability due principally to increasing costs and competition.

Some of the components of our cost of goods sold are subject to significant market price variations. For instance, market prices of natural gas, which is an input that represents approximately 5% of our consolidated cost of goods sold, have experienced significant price volatility since 2000, after several years of stability. Since the price of natural gas in Mexico is tied to the price of natural gas in southern Texas, which in turn is fully exposed to market factors such as weather in the United States or the amount of available natural gas reserves, we may be fully exposed to such price variations and we cannot assure you that proper market hedges will be available or that we will hedge our natural gas costs in the most efficient or timely manner. Other potential sources of significant variations in our costs are electric power, labor, packaging and freight costs.

In addition, gradual reduction by the Mexican government over the past few years of import duties and tariffs for glass and glass packaging products to historically low levels and the investment by our competitors and vertically integrated customers in glass manufacturing facilities in Mexico have created severe competitive challenges for us.  These events have caused an adverse effect on us by driving down our prices and decreasing our operating margins and profitability.  The key competitive factors in these industries are price, quality and service with varying emphasis on these factors depending on the product line.  As market conditions continue to deteriorate, we are faced with tough competitors that are financially better positioned than us to withstand the ongoing and challenging economic conditions.  Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our operating margins and profitability could be adversely affected.

In recent years, our operating margins have been adversely affected by pricing pressures, declining sales volume and increasing costs.  For example, while in 1999 our gross margin and operating margin were 33% and 16%, respectively, by 2003 our gross margin and operating margin had decreased to 28% and 7%, respectively.

We may be unable to repay our debt, access credit or pursue business opportunities because of our leverage and debt service requirements.

As of December 31, 2003, our total consolidated indebtedness was Ps. 15,838 million ($1,409 million), Ps. 4,498 million ($400 million) of which was indebtedness due within one year.  As of such date, our consolidated off-balance sheet financings were approximately Ps. 1,112 million ($99 million).  Our net interest expense in 2003 was Ps. 1,785 million ($159 million) while our operating income was Ps. 1,848 million ($165 million).  During 2003, it was necessary for us to supplement our cash from operations with cash from the divestiture of certain of our subsidiaries and the incurrence of debt.  Our leverage may adversely affect our ability to service our indebtedness, finance future operations, acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business.

Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, foreign currency exchange rate fluctuations and market volatility.  Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, including the availability of financing in the Mexican and international banking and capital markets.  We cannot assure you that our results of operations will be sufficient for the payment or refinancing of our indebtedness or that prevailing economic conditions will permit such refinancing, particularly on terms favorable to us.

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

We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness.

Under the terms of the debt instruments governing a substantial portion of our indebtedness, we and some of our subsidiaries are required to comply with various financial and other covenants, including leverage ratio covenants, interest coverage ratio covenants and liquidity ratio covenants. The failure to comply with the covenants contained in a debt instrument may prevent our subsidiaries from paying dividends to us and would result in the relevant lender or noteholders having the right to declare the indebtedness governed by that debt instrument to be in default, to accelerate the maturity of such indebtedness or to take other enforcement action against us, as well as triggering acceleration and enforcement rights under our other debt instruments. Any such default, acceleration or other action would have an adverse effect on us.

As a result of the deterioration in our results of operations, it has been difficult for us to maintain compliance with such financial and other covenants contained in our debt instruments. During 2001, 2002 and 2003, we and some of our subsidiaries were required to seek amendments and waivers with respect to several of our financial and other covenants contained in our debt instruments and in one of our accounts receivable factoring programs. In each case, we and our subsidiaries obtained the necessary amendments and waivers.

Our ability to comply with our financial covenants in the future depends upon several variables, including our results of operations, the level of our indebtedness and changes in interest rates and foreign currency exchange rates. The occurrence of one or more of the following events in the future, among others, will likely require us to seek further amendments and waivers of our financial covenants—a lack of improvement in our results of operations, our failure or inability to reduce our level of indebtedness, a devaluation of the peso relative to the U.S. dollar or an increase in interest rates applicable to our indebtedness. Thus, it is possible we may be required to obtain amendments and waivers in order to comply with our financial covenants. However, there can be no assurance that we will be able to obtain such future amendments or waivers or be successful in taking other actions to avoid potential defaults under such covenants. The failure to obtain such amendments or waivers would have an adverse effect on us.

The debt instruments governing a substantial portion of our indebtedness also contain various restrictive covenants including limitations on our ability to pay dividends, sell assets and incur additional indebtedness. The restrictions on our debt instruments could:

•

limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•

limit our ability to access cash from our subsidiaries and, thus, repay our debt or satisfy other holding company obligations; and

•

limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

At our holding company level, we depend on interest, fees, dividends and tax refunds.

Our holding company derives substantially all of its revenue from interest, fees and dividends paid to it by our subsidiaries, and tax refunds.  In 2003, a majority of the revenue received by our holding company was derived from interest and management, administrative and other fees paid to it by our subsidiaries.  Our holding company’s remaining revenue was derived from dividends paid to it by our subsidiaries and from tax refunds resulting from the tax consolidation of Vitro and our subsidiaries under Mexican law.  Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from interest, fees and dividends from our subsidiaries, as well as tax refunds and income from the disposition of one or more of our subsidiaries, interests therein or assets thereof.  Our holding company’s ability to service its indebtedness will also depend on cash flows generated by the operations and borrowings of our subsidiaries, repayment of amounts owed to the holding company by our subsidiaries, as well as the distribution of cash balances held by our subsidiaries.

Our subsidiaries’ ability to pay such dividends or make such distributions will be subject to (i) in certain circumstances, restrictions contained in our debt instruments and joint venture agreements, (ii) such subsidiaries’ shareholders’ (including our joint venture partners, when applicable) approval of the payment of such dividends at such subsidiaries’ general ordinary shareholders’ meetings, (iii) such subsidiaries having net income and the requisite amount of paid-in capital required under Mexican law and their estatutos sociales, which we refer to as “by-laws” and (iv) applicable laws.  See “—We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness.”  During 2001, 2002 and 2003, certain of our subsidiaries were restricted from paying dividends to us by their credit agreements.  Certain of our joint v enture agreements require the consent of all joint venture participants for certain significant operating and management decisions, including the payment of dividends.  For additional information with respect to dividend payment limitations under our debt instruments and joint venture agreements, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We may be adversely affected by fluctuations in interest rates.

Interest rate risk exists primarily with respect to our floating-rate peso- and dollar-denominated debt, which debt generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE,” or the London interbank offered rate, which we refer to as “LIBOR.”  As of May 31, 2004, our floating-rate peso- and dollar-denominated debt amounted to Ps. 2,075 million and $426 million, respectively.  If interest rates increase, our ability to service our debt will be negatively affected.

A significant portion of our indebtedness is short-term debt issued under uncommitted, revolving credit facilities and short-term notes.

As of December 31, 2003, approximately Ps. 2,257 million ($201 million) of our indebtedness was short-term debt, approximately Ps. 2,222 million ($198 million) of which was incurred under uncommitted, short-term revolving credit facilities or short-term notes. The lenders of these facilities and notes are not obligated to refinance this debt at maturity. We depend on short-term debt to finance our operations and maintain our liquidity, and the failure of lenders to refinance this debt or our inability to access new short-term debt would have an adverse effect on our financial condition. In addition, increases in interest rates will increase our interest expense with respect to such indebtedness and may adversely affect our results of operations.

Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations.

Demand for our flat glass, glass containers and glassware products is affected by general economic conditions in the markets in which we operate.  As a result, demand for our products and, consequently, our results of operations have been and may be negatively affected by the downturn in the economies in which we operate, including Mexico, the United States and Europe.

A downturn in the Mexican economy, from which we derived approximately 45% of our consolidated net sales in 2003, may reduce the demand for our products and negatively impact our results of operations.  Similarly, a prolonged economic downturn in the United States, from which we derived approximately 44% of our consolidated net sales in 2003, may have an adverse impact on the export and foreign subsidiary sales of our Flat Glass, Glassware, and to a lesser extent, Glass Containers business units.

Economic downturns in Mexico and the United States may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt.  These downturns could also affect our ability to continue growing our business.

Our results of operations, operating margins and total financing costs are affected by changes in the relative value of the peso to the U.S. dollar.

Changes in the relative value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase of our operating margins and a real appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos.  This is so because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or affected by U.S. dollars.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar.  The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, certain glassware products and most chemical and packaging products, are linked to the U.S. dollar.  In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction.  The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the Mexican Consumer Price Index, which we refer to as “INPC,” as of the date of the most recent balance sheet included in those financial statements.  As a result, when the peso devalues in real terms against the U.S. dollar, as was the cas e in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period.  Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 1999, 2000 and 2001, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period.  Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market.  During 2001 and 2002, sales of imported products into Mexico at prices that, in some cases, were below our fully allocated cost of producing and distributing similar products had an impact in the Mexican market and adversely affected our results of operations.  A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable.  When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos.  Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar.  This has adversely affected our results of operations in recent years and may continue to do so in the future.

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar.  Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable from exports).  Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively.  Accordingly, in 2002 an d 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses.  The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2001.

Substitution trends in the glass containers industry may continue to adversely affect our business.

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers.  In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s.  In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass containers producers.  The remaining glass containers producers in mature markets have faced, and continue to face, pricing pressures as a result of competition from other forms of packaging.  In Mexico, which is becoming a mature market, increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers, has adversely affected, and may continue to adversely affect, our prices and operating margins, principally with res pect to glass containers for the beer, soft drinks and food industries.  The Glass Containers business unit represented approximately 40% of our consolidated net sales in 2003.

Pricing pressures by OEMs may affect our operating margins and results of operations.

Certain of our flat glass products sold to original equipment manufacturers, which we refer to as “OEMs,” in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process.  Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements.  As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers.  This may have an impact on our results of operations.

Because certain of our subsidiaries conduct all or a portion of their business through joint ventures and partially depend on our partners for new technology, the loss of our joint venture agreements may adversely affect our business.

Sales attributable to our joint ventures represented approximately 60% of our consolidated net sales in 2003.  In the future, certain of our partners may prefer to conduct business in Mexico directly and to terminate their relationships with us.  In particular, the easing of limitations on foreign investment in Mexico and the reduction of import duties and tariffs by the Mexican government have reduced barriers to entry to the Mexican market for non-Mexican companies.

Although a number of our joint venture agreements contain non-competition provisions that restrict, subject to certain exceptions and limitations, our joint venture partners from engaging in the production and distribution of the joint venture’s products in specific markets during the term of the agreement and for a limited period following the termination of such agreement (other than through the joint venture vehicle), our joint venture agreements generally contain provisions for termination under certain circumstances.  If a termination were to occur, we cannot assure you we could find an equivalent partner or achieve the affected joint venture’s objective on our own.  Such events could have an adverse effect on us.

Additionally, notwithstanding that our business units conduct certain limited research and development activities, we generally do not develop our own proprietary technology. Although our business units’ products and manufacturing processes are not in constant need of technological improvements and innovations, they do, from time to time, require access to new technology necessary to improve their manufacturing processes and product lines to more effectively compete in both the Mexican and the international markets. The main portion of such technological needs is satisfied through the acquisition of technology from third parties through joint ventures, technology licenses, technology transfers, technical assistance or similar arrangements.

We could be unsuccessful in renewing or maintaining our joint ventures, technology licenses or other agreements or arrangements on terms equivalent to the existing ones, in forming similar alliances with other partners or in developing equivalent technologies independently.  The failure to continue some of our joint ventures or to acquire technology from third parties may have an adverse effect on us.

We may make significant acquisitions or enter into joint ventures in the future, which, if unsuccessful, may adversely affect our results of operations.

As a key part of our growth strategy, we are continually evaluating acquisition and joint venture opportunities and consolidation possibilities and are in various stages of due diligence, discussions or negotiations with respect to a number of potential transactions, some of which would be significant.  In addition, we have made significant acquisitions in the past, some of which have materially adversely affected our results of operations and financial condition.  Acquisitions and joint ventures involve a number of risks, including:

•

failure of the new businesses to achieve the results we expect;

•

our inability to hire or retain key personnel for the new businesses;

•

our inability to reduce financial inefficiencies affecting the new businesses;

•

our inability to efficiently or effectively integrate the new operations into our current businesses;

•

risks associated with unanticipated events or liabilities;

•

the potential disruption of our current business; and

•

customer dissatisfaction or performance problems at the new businesses.

If we are unable to integrate or successfully manage the companies we have acquired, or the businesses that we may acquire in the future, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

Factors Relating to Mexico and the Global Economy

Economic developments in Mexico and the United States affect our business.

During the first three quarters of 2001 and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico started experiencing an economic slowdown.  In 2001, Mexico’s real GDP declined by 0.3%, although inflation declined to 4.4% and the peso appreciated, in nominal terms, 4.6% relative to the U.S. dollar.  The economic slowdown in the Mexican economy continued through 2002 and 2003.  In 2002 and 2003, real GDP grew by 0.9% and 1.3%, respectively, annual inflation was 5.7% and 4.0%, respectively, and the peso experienced a nominal devaluation relative to the U.S. dollar of 13.8% and 7.6%, respectively.  In 2004, economic activity in Mexico has begun to grow at a faster rate.  According to Mexico’s Instituto Nacional de Estadística, Geografía e Informática, Mexico’s real GDP grew by 3.7% on an annualized basis in t he first quarter of 2004.

In 2001, the United States’ real GDP growth rate showed a marked slowdown, growing by only 0.5%.  During 2002 and 2003, the United States’ real GPD growth rates recovered steadily to 2.2% and 3.1%, respectively.  The U.S. Federal Reserve Board estimates that the annualized real GDP growth rate in the United States was 4.2% during the first quarter of 2004.  For 2001, 2002 and 2003, respectively, inflation in the United States was 1.6%, 2.4% and 1.9%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and United States economies may not continue to grow at similar rates as they have grown in the past, and the economic slowdown described above, which had a significant impact on our results of operations in 2003, may continue to negatively impact our business and our results of operations.

The majority of our manufacturing facilities are located in Mexico.  For each of the years ended December 31, 2001, 2002 and 2003, approximately 47%, 46% and 45%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso.  During the 1980s, government control over foreign currency exchange rates adversely affected our net sales and operating margins.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us.  Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as re al interest rates have increased.  Such policies have had and could have an adverse effect on us.

The current global economic slowdown, including the slowdown in the United States and Mexican economies, and other future economic developments in or affecting Mexico or the United States could impair our business, results of operations, financial position, prospects and ability to obtain financing.

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

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities.  In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional, which we refer to as the “PAN,” won the presidency.  His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, which we refer to as the “PRI.”  Neither the PRI nor the PAN succeeded in securing a majority in either house of the Mexican Congress.

President Fox assumed office on December 1, 2000.  While the transition from the previous administration was smooth, since assuming office, President Fox has encountered strong opposition to some of his proposed reforms from both houses of Congress, where opposition parties such as the PRI and the Partido de la Revolución Democrática have frequently joined forces to block PAN initiatives.  Further, on July 6, 2003, Mexican Congressional elections were held.  The results of such elections were a reduction in the number of Congressional seats held by the PAN and an increase in the number of Congressional seats held by the PRI, among others.  These events intensified the legislative gridlock in the Mexican Congress and led to a further slowdown in the progress of political reforms in Mexico.  This gridlock could have an adverse effect on us, including our business, financial condition, prospects and results of operations.  During 2004, elections will be held for governors and local legislatures in ten and 14 states, respectively.

Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing.  It is possible that political uncertainty may adversely affect financial markets.

Developments in other emerging market countries may adversely affect our business or the market price of our securities.

The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in Asian markets.  Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere, especially in other emerging market countries.

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

Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the “Mexican Stock Exchange,” including us, must prepare their financial statements in accordance with Mexican GAAP.  Mexican GAAP differs in certain significant respects from U.S. GAAP, including the treatment of minority interests, workers’ profit sharing, capitalization of interest and consolidation of subsidiaries.  In addition, under Mexican GAAP, the effects of inflation must be reflected in accounting records and in published financial statements.  Moreover, the effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP.  For this and other reasons, the presentation of financial statements and reported earnin gs prepared in accordance with Mexican GAAP may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

#

EXCHANGE RATES

The following table sets forth, for each year in the five year period ended December 31, 2003, the high, low, average and annual period-end Noon Buying Rates, all expressed in nominal pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period-End

1999	Ps. 10.60	Ps. 9.24	Ps. 9.56	Ps. 9.48
2000	9.84	9.20	9.47	9.61
2001	9.97	9.00	9.35	9.16
2002	10.43	9.00	9.75	10.43
2003	11.41	10.11	10.79	11.24

____________

(1)

Source: Federal Reserve Bank of New York

The following table sets forth, for each month in the six month period ended on May 31, 2004 and the first 25 days of June 2004, the high and low Noon Buying Rates, all expressed in nominal pesos per U.S. dollar.  No representation is made that the peso or the dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
	High	Low

December 2003	Ps. 11.406	Ps. 11.173
January 2004	11.097	10.805
February	11.245	10.909
March	11.229	10.918
April	11.432	11.157
May	11.641	11.383
June (through June 25, 2004)	11.489	11.303

____________

(1)

Source: Federal Reserve Bank of New York

#

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information and other data for each of the periods indicated.  This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled “Item 5.  Operating and Financial Review and Prospects.”  Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP.  Note 22 to our audited consolidated financial statements for the year ended December 31, 2003 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

On April 2, 2004, we sold our 60% interest in Vitro OCF, our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash, approximately $5.4 million of which was placed in escrow to secure certain potential indemnification obligations of ours relating to the sale.  Pursuant to the terms of the sale, we repaid Vitro OCF’s and its subsidiaries’ bank debt of approximately $22 million immediately prior to the sale.  We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness.  Accordingly, after the sale, our consolidated indebtedness was reduced by approximately $66 million.  In 2003, Vitro OCF had consolidated net sales and operating income of approximately Ps. 697 million and Ps. 173 million, respectively.  Unless otherwise specified, financial and statistical da ta for all periods presented in this annual report beginning prior to April 2, 2004 include the results of operations and financial position of Vitro OCF.

On September 10, 2003, we sold 100% of the outstanding shares of ECSA, one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million.  The sale is subject to certain customary purchase price adjustments and indemnifications.  The net sales and operating income of ECSA were approximately Ps. 140 million and Ps. 9 million, respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003.  Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to September 10, 2003 include the results of operations and financial position of ECSA.

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash.  At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic.  Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.  Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated.  Therefore, Vitromatic& #146;s results of operations are reflected in the line item entitled “Net income (loss) from discontinued operations” in our consolidated statement of operations.  Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled “Current assets of discontinued operations” and “Non-current assets of discontinued operations” and the liabilities of Vitromatic in the line items entitled “Current liabilities of discontinued operations” and “Long-term liabilities of discontinued operations.”  Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

Financial data expressed in pesos and set forth in the following table for each year in the five year period ended December 31, 2003 has been restated in millions of constant pesos as of December 31, 2003.

#

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(Ps. millions)(1)					( $ millions)(1)(2)
INCOME STATEMENT DATA:

Mexican GAAP:

Net sales	Ps. 26,550	Ps. 26,523	Ps. 25,933	Ps. 25,426	Ps. 24,954	$ 2,221
Cost of sales	17,659	18,206	18,269	18,109	18,047	1,606

Gross profit	8,891	8,317	7,664	7,317	6,907	615
General, administrative and selling expenses	4,730	5,065	5,222	5,199	5,059	450

Operating income	4,161	3,252	2,442	2,118	1,848	165
Financing cost:
Interest expense, net	2,722	2,364	1,922	1,557	1,785	159
Exchange loss (gain), net	(581)	116	(601)	1,605	781	70
Gain from monetary position	1,976	1,356	680	809	570	51
Total financing cost	165	1,124	641	2,353	1,996	178
Other expense, net	1,333	458	858	433	150	13
Share in net income of unconsolidated associated companies	24	5	9	0	0	0
Income (loss) before taxes and workers’ profit sharing	2,687	1,675	952	(668)	(298)	(26)
Income and asset tax(3)	1,718	611	358	(485)	48	4
Workers’ profit sharing	259	337	99	49	38	3

Net income (loss) from continuing operations	710	727	495	(232)	(384)	(33)
Net income (loss) from discontinued operations(4)	361	220	196	(122)	0	0

Income on disposal of discontinued operations(4) (5)	630	0	0	481	0	0
Extraordinary item(6)	175	0	0	0	0	0
Net income (loss)	1,876	947	691	127	(384)	(33)
Net income (loss) of majority interest	808	397	184	(19)	(570)	(50)

Net income (loss) from continuing operations per share	2.29	2.61	1.73	(0.84)	(1.40)	(0.12)
Net income (loss) from discontinued operations per share	1.16	0.79	0.69	(0.44)	0	0
Diluted and basic net income (loss) of majority interest per share	2.60	1.43	0.65	(0.06)	(2.08)	(0.18)

U.S. GAAP:

Net sales	Ps. 25,832	Ps. 25,396	Ps. 24,095	Ps. 24,525	Ps. 24,538	$2,184
Operating income	2,647	2,194	1,728	1,361	1,438	128
Net income (loss) from continuing operations	831	817	730	(678)	(520)	(46)
Net income (loss)	452	685	402	(548)	(714)	(64)

Net income (loss) from continuing operations per share(7)	2.68	2.94	2.55	(2.46)	(1.89)	(0.17)
Net income (loss) from discontinued operations per share(7)	1.21	0.80	0.76	0.36	0.00	0.00
Diluted and basic net income (loss) per share(7)	1.46	2.46	1.40	(1.99)	(2.59)	(0.23)

BALANCE SHEET DATA:

Mexican GAAP:

Continuing operations:
Cash and cash equivalents	Ps. 722	Ps. 896	Ps. 1,150	Ps. 2,367	Ps. 1,412	$ 126
Current assets	8,022	8,236	7,747	9,670	8,886	791
Total assets	34,194	32,475	30,642	31,566	30,882	2,748
Current liabilities	5,586	8,387	10,742	9,521	8,941	796
Total debt	17,524	17,044	15,163	15,835	15,838	1,409
Total liabilities	22,455	23,629	22,436	22,390	22,231	1,978
Stockholders’ equity	14,163	10,858	10,307	9,176	8,651	770
Minority interest in consolidated subsidiaries	4,937	3,695	3,866	2,837	2,874	256
Majority stockholders’ equity(3)	9,226	7,163	6,441	6,339	5,777	514

Discontinued Operations:(4)
Total assets	Ps. 5,102	Ps. 4,747	Ps. 4,665	Ps. 0	Ps. 0	$ 0
Total liabilities	2,678	2,758	2,565	0	0	0

U.S. GAAP:

Continuing operations:
Total assets	Ps. 39,250	Ps. 38,090	Ps. 36,119	Ps. 31,824	Ps. 31,286	$ 2,784
Total liabilities	27,882	27,172	25,402	22,937	22,714	2,021
Net assets	11,368	10,918	10,717	8,887	8,572	763
Capital stock	6,449	6,449	6,449	6,449	6,449	574
Stockholders’ equity	7,289	7,142	6,755	6,051	5,533	492

OTHER DATA:

Mexican GAAP:

Capital expenditures	Ps. 1,652	Ps. 999	Ps. 888	Ps. 1,067	Ps. 1,776	$ 158
Depreciation and amortization	2,062	2,036	2,017	1,997	1,952	174

Total Shares issued at end of period(7)	324.0	324.0	324.0	324.0	324.0
Total Shares held in Stock Option Trust at end of period(7)	23.1	1.8	24.7	24.7	24.7
Total Shares held as treasury stock at end of period(7)	0.0	25.6	25.6	23.3	28.3
Total Shares issued and outstanding at end of period(7)	300.9	296.6	273.7	276.0	271.1
Average total Shares outstanding during period(7)	310.5	278.4	286.1	275.4	275.2

INFLATION AND FOREIGN CURRENCY EXCHANGE RATE DATA:

Percentage of change in INPC	12.3%	9.0%	4.4%	5.7%	4.0%
Peso/dollar exchange rate(8)	Ps. 9.4986	Ps. 9.6089	Ps. 9.1695	Ps. 10.4393	Ps. 11.2372
Average exchange rate(9)	Ps. 9.5569	Ps. 9.4673	Ps. 9.3274	Ps. 9.7455	Ps. 10.8251
__________________

(1)

Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2)

Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.2372 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2003.

(3)

Bulletin D-4, issued by the Instituto Mexicano de Contadores Públicos became effective on January 1, 2000 and sets forth the accounting treatment for income taxes, workers’ profit sharing and the tax on assets.  Accordingly, our financial statements recognize (i) deferred income taxes for temporary differences between the accounting and tax bases of assets and liabilities and (ii) deferred workers’ profit sharing for temporary differences between the accounting and tax results of any period which are expected to reverse in the future. Additionally, our financial statements recognize the tax on assets paid as an asset on our balance sheet. Prior to the effectiveness of Bulletin D-4, deferred taxes were recognized only to the extent of identifiable, non recurring timing differences that were expected to reverse over a definite period of time.  Any amount of tax on assets was recognized as an expense on the statemen t of operations relating to the period during which such tax on assets was paid.  See note 3(n) to our audited consolidated financial statements for the year ended December 31, 2003 for more information.

(4)

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash.  At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic.  Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.  Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated.  Therefore, Vitromatic’s results of ope rations are reflected in the line item entitled “Net income (loss) from discontinued operations” in our consolidated statement of operations.  Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled “Current assets of discontinued operations” and “Non-current assets of discontinued operations” and the liabilities of Vitromatic in the line items entitled “Current liabilities of discontinued operations” and “Long-term liabilities of discontinued operations.”  Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

(5)

In September 1996, Anchor Glass Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code.  As a result of the Anchor Glass’ bankruptcy filing, we wrote off our entire investment in Anchor Glass as of August 31, 1996.  The tax benefit of Ps. 630 million received in 1999 from the corresponding deduction of the loss from discontinued operations recorded with respect to Anchor Glass in 1996 is reflected in the line item “Income on disposal of discontinued operations.”

(6)

The amounts reflected as “Extraordinary item” are the tax benefit that resulted from the utilization of tax loss carry forwards and the recovery of a tax on assets that had been previously paid.

(7)

Millions of shares.

(8)

Based on the Free Exchange Rate at the end of the period.

(9)

Calculated using the average of Free Exchange Rates on the last day of each month during the period.

#

Dividends per Share

The following table sets forth, for each year in the five year period ended December 31, 2003, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars.  All peso amounts contained in the table below are stated as nominal pesos.

Fiscal Year with Respect to Which Dividend was Declared	Month Dividend was Declared	Dividend Amount	Dividend per Share	Dividend per Share(1)	Month Dividend was Paid
		(Ps. millions)
1999	March 2000	Ps. 146	Ps. 0.45	$ 0.0485	April 2000
1999	March 2000	146	0.45	0.0485	October 2000
2000	April 2001	149	0.50	0.0539	May 2001
2000	April 2001	149	0.50	0.0539	—(2)
2001	March 2002	75	0.25	0.0256	June 2002
2002	March 2003	108	0.36	0.0338	April 2003
2003	March 2004	89	0.30	0.0267	April 2004

_________________

(1)

For purposes of calculating the dividends paid in U.S. dollars per share, we divided the dividends paid in Mexican peso per share by the Free Exchange Rate as of the date on which such dividend was declared.

(2)

As of the date of this annual report, half of the dividends declared with respect to 2000 have not yet been paid.  Such dividends will be paid on the date that Vitro’s Board of Directors determines.

#

Item. 4.  INFORMATION ON THE COMPANY

ORGANIZATIONAL STRUCTURE

The following chart presents the organizational structure of our business units, our principal subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of June 25, 2004.

#

Vitro, S.A. de C.V.(1) (Mexico)

FLAT GLASS BUSINESS UNIT	GLASS CONTAINERS BUSINESS UNIT	GLASSWARE BUSINESS UNIT

Vitro Plan, S.A. de C.V.

(subholding company)

(65%)(2)

(Mexico)

Vitro Vidrio y Cristal, S.A. de C.V.

(99.9%)(13)

(Mexico)

Distribuidora de Vidrio de México, S.A. de C.V. (99.9%)(13)

(Mexico)

Vitro Automotriz, S.A. de C.V.
(99.9%)(13)
(Mexico)

Distribuidora Nacional de Vidrio, S.A. de C.V. (99.9%)(13)

(Mexico)

Vitro Flex, S.A. de C.V.

(62%)(3)(13)

(Mexico)

Vitro AFG, S.A. de C.V.

(50%)(4)(13)

(Mexico)

Cristales Automotrices S.A. de C.V.
(51%)(5)(13)
(Mexico)

Vitro America, Inc.

(100%)(13)

(Delaware)

Vitro Cristalglass, S.L.

(60%)(6) (13)

(Spain)

Vitro Chaves, S.A.
(60%)(7)(13)
(Portugal)

Vitro Colombia, S.A.

(100%)(13)

(Colombia)

Química M, S.A. de C.V.

(51%)(8)(13)

(Mexico)

Vitro Envases Norteamérica, S.A. de C.V. (subholding company)

(100%)

(Mexico)

Compañía Vidriera, S.A. de C.V.

(99.9%)(14)

(Mexico)

Empresas Comegua, S.A.

(49.7%)(9)

(Panama)

Vitro Packaging, Inc.

(100%)

(Delaware)

Vidrio Lux, S.A.

(100%)(14)

(Bolivia)

Industria del Álcali, S.A. de C.V.

(99.9%)(14)

(Mexico)

Fabricación de Máquinas, S.A. de C.V.

(99.9%)(14)

(Mexico)

Vitro American National Can, S.A. de C.V.

(50%)(10)

(Mexico)

Vitrocrisa Holding, S. de R.L. de C.V.

(subholding company)

(51%)(11)

(Mexico)

Vitrocrisa Comercial, S. de R.L. de C.V. (99.9%)(15)

(Mexico)

Crisa Industrial, LLC

(51%) (12)

(Delaware)

Crisa Texas Limited dba Crisa Ltd.

(100%)

(Texas)

Plásticos Bosco, S.A. de C.V.

(100%)

(Mexico)

Fabricación de Cubiertos, S.A. de C.V.

(100%)

(Mexico)

(1)

Vitro, S.A. de C.V. is our legal and commercial name.

(2)

Joint venture between Vitro, S.A. de C.V. and Pilkington plc.

(3)

Joint venture between Vitro Plan, S.A. de C.V. and Fairlane Holdings, Inc., a subsidiary of Visteon Automotive Systems Inc.

(4)

Joint venture between Vitro Plan, S.A. de C.V. and AFG Industries Inc.

(5)

Joint venture between Vitro Plan, S.A. de C.V. and a group of individual investors.

(6)

Joint venture between Vitro Plan, S.A. de C.V. and a group of individual investors.

(7)

Joint venture between Vitro Cristalglass, S.L. and a group of individual investors.

(8)

Joint venture between Vitro Plan, S.A. de C.V. and Solutia, Inc.

(9)

Joint venture between Vitrosa Holding  Ltd, a wholly owned subsidiary of Vitro, S.A. de C.V., Cervecería Centroamericana, S.A. and Cervecería de Costa Rica, S.A.

(10)

Joint venture between Vitro, S.A. de C.V. and Rexam Beverage Can of the Americas, Inc.

(11)

Joint venture between Vitro, S.A. de C.V. and Libbey Europe, B.V., a wholly owned subsidiary of Libbey, Inc.

(12)

Joint venture between Vitro, S.A. de C.V. and LGA4 Corp., a wholly owned subsidiary of Libbey, Inc.

(13)

Percentage owned by Vitro Plan, S.A. de C.V., the holding company for our Flat Glass business unit.

(14)

Percentage owned by Vitro Envases Norteamérica, S.A. de C.V., the holding company of our Glass Containers business unit.

(15)

Percentage owned by Vitrocrisa Holding, S. de R. L. de C.V., the holding company of our Glassware business unit.

#

BUSINESS

Business Overview

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anónima de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries.  Our predecessor was incorporated in Mexico in 1909 as Vidriera Monterrey, S.A. de C.V., which we refer to as “Vimosa,” and, based on our consolidated net sales of Ps. 24,954 million ($2,221 million) in 2003, we believe that we are the largest manufacturer of flat glass, glass containers and glassware in Mexico.  Our principal executive offices are located at Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200.  Our agent for service of process, exclusively for actions brought by the Securities and Exchange Commission, which we refer to as the “SEC, 48; pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Our consolidated net sales for the year ended December 31, 2003 totaled Ps. 24,954 million ($2,221 million).  As of December 31, 2003, our total assets were Ps. 30,882 million ($2,748 million).  We have manufacturing facilities in eight countries, distribution centers throughout the Americas and Europe and export our products to over 70 countries.  In 2003, 45% and 44% of our consolidated net sales were sales made in Mexico and the United States, respectively.

We have successfully established numerous joint ventures and technology-sharing relationships with leading United States and European companies including Pilkington plc, which we refer to as “Pilkington,” and Libbey, Inc., which we refer to as “Libbey.”  Sales attributable to our joint ventures represented approximately 60% of our consolidated net sales in 2003.

Our operations are currently organized into three operating business units:  the Flat Glass business unit (representing approximately 49% of our consolidated net sales in 2003), the Glass Containers business unit (representing approximately 40% of our consolidated net sales in 2003) and the Glassware business unit (representing approximately 11% of consolidated net sales in 2003).  Prior to October 2001, we organized our operations into five business units.  On October 1, 2001, we integrated those of our subsidiaries that were part of our Diverse Industries business unit into our other business units, thus reducing the number of business units through which we conducted our operations to four.  On July 3, 2002, we sold our controlling 51% interest in Vitromatic, which was our Acros-Whirlpool business unit, to Whirlpool.  Since the sale of our interest in Vitromatic, we have conducted our operations through our Flat Gla ss, Glass Containers and Glassware business units.

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries.  Based on the Flat Glass business unit’s consolidated net sales of Ps. 12,316 million ($1,096 million) in 2003, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and an important processor and distributor of flat glass in the United States.  Our Flat Glass business unit includes (i) Vitro Vidrio y Cristal, S.A. de C.V., which we refer to as “Vidrio y Cristal,” our subsidiary that manufactures a majority of our flat glass products for the Mexican construction industry and Distribuidora de Vidrio de México, S.A. de C.V., which we refer to as “Divimex,” our subsidiary that distributes flat glass products for the Mexican construction industry, (ii) Vitro Automotriz, S.A. de C.V .., which we refer to as “VAU,” our subsidiary that manufactures a majority of our flat glass products for the Mexican automotive industry and Distribuidora Nacional de Vidrio, S.A. de C.V., which we refer to as “Dinavisa,” our subsidiary that distributes flat glass products for the Mexican automotive industry, (iii) Vitro Flex, S.A. de C.V., which we refer to as “Vitro Flex,” our joint venture with Fairlane Holdings, Inc., a subsidiary of Visteon Automotive Systems Inc., which we refer to collectively as “Visteon,” that is engaged in the manufacturing and distribution of flat glass products for the automotive industry, (iv) Vitro AFG, S.A. de C.V., which we refer to as “Vitro AFG,” our joint venture with AFG Industries Inc., which we refer to as “AFG Industries,” (v) Cristales Automotrices, S.A. de C.V., which we refer to as “Cristales Automotrices,” our joint venture with a group of individual investors that conducts our automot ive replacement glass installation business in Mexico, (vi) Vitro America, our subsidiary that conducts a substantial majority of our flat glass operations in the United States, (vii) Cristalglass, our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the European construction industry, (viii) Vitro Chaves, S.A., which we refer to as “Vitro Chaves,” our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry, (ix) Vitro Colombia, S.A., which we refer to as “Vitro Colombia,” our subsidiary that conducts our Colombian flat glass operations and (x) Química M, S.A. de C.V., which we refer to as “Quimica M,” our joint venture with Solutia Inc., which we refer to as “Solutia,” that is engaged in the manufacturing and distribution of polyvinyl butyra l, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields.  Visteon holds a 38% interest in Vitro Flex and Solutia holds a 49% interest in Quimica M.  Groups of individual investors own a 49% interest in Cristales Automotrices, a 40% interest in Cristalglass and a 40% interest in Vitro Chaves.

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its consolidated net sales of Ps. 10,033 million ($893 million) in 2003, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America.  The Glass Containers business unit includes (i) Compañía Vidriera, S.A. de C.V., which we refer to as “COVISA,” our subsidiary that conducts a substantial majority of our glass containers operations in Mexico, (ii) Empresas Comegua, S.A., which we refer to as “Comegua,” our joint venture with Cervecería Centroamericana, S.A., which we refer to as “Cerveceria Centroamericana,” and Cervecería de Costa Rica, S.A., which we r efer to as “Cerveceria de Costa Rica,” which, based on Comegua’s net sales of Ps. 1,107 million ($98 million) in 2003, we believe is the largest glass containers producer in Central America, (iii) Vitro Packaging, our glass containers distribution subsidiary in the United States, (iv) Vidrio Lux, S.A., which we refer to as “Vilux,” our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries, (v) Industria del Álcali, S.A. de C.V., which we refer to as “Alcali,” our subsidiary engaged in the manufacturing and distribution of soda ash, sodium bicarbonate, calcium chloride and salt, (vi) Fabricación de Máquinas, S.A. de C.V., which we refer to as “FAMA,” our subsidiary engaged in the manufacturing and distribution of capital goods such as glass forming machines and molds and (vii) Vitro American National Can, S.A. de C.V., which we refer to as “Vancan,” our joint ve nture with Rexam Beverage Can of the Americas, Inc., which we refer to as “Rexam,” engaged in the manufacturing and distribution of aluminum cans.  Together, Cerveceria Centroamericana and Cerveceria de Costa Rica hold a 50.2% interest in Comegua.  Rexam holds a 50% interest in Vancan.

Our Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, in each case, of the glassware industry.  Based on its consolidated net sales of Ps. 2,631 million ($234 million) in 2003, we believe that the Glassware business unit is the largest producer of glassware in Mexico.  The Glassware business unit also includes Plásticos Bosco, S.A. de C.V., which we refer to as “Bosco,” our wholly owned subsidiary that engages in the manufacturing and distribution of plastic tubes and disposable thermofold ware and industrial products and Fabricación de Cubiertos, S.A. de C.V., which we refer to as “FACUSA,” our subsidiary that engages in the manufacturing and distribution of metal flatware for food services.

Divestitures

On April 2, 2004, we sold our 60% interest in Vitro OCF, our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash, approximately $5.4 million of which was placed in escrow to secure certain potential indemnification obligations of ours relating to the sale.  Pursuant to the terms of the sale, we repaid Vitro OCF’s and its subsidiaries’ bank debt of approximately $22 million immediately prior to the sale.  We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness.  Accordingly, after the sale, our consolidated indebtedness was reduced by approximately $66 million.  In 2003, Vitro OCF had consolidated net sales and operating income of approximately Ps. 697 million and Ps. 173 million, respectively.

On September 10, 2003, we sold 100% of the outstanding shares of ECSA, one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million.  The sale is subject to certain customary purchase price adjustments and indemnifications.  The net sales and operating income of ECSA were approximately Ps. 140 million and Ps. 9 million, respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003.

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash.  At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic.  Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively.

On April 15, 2002, we sold our 51% interest in Ampolletas, S.A., which we refer to as “ASA,” to Gerresheimer Glass AG for $13.4 million in cash.  At the time of the transaction, approximately $6.5 million of our consolidated debt were obligations of ASA.  Consequently, upon the consummation of the sale of our interest in ASA, our consolidated debt was reduced by approximately $6.5 million.  ASA is engaged in the manufacturing of borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes.

On May 21, 2001, we sold our 50% interest in Regioplast, S.A. de C.V., which we refer to as “Regioplast,” our joint venture with Owens-Illinois, Inc., which we refer to as “Owens-Illinois,” that engaged in the production and distribution of plastic bottles and caps, including non-refillable closures, for $8 million in cash.  Since its inception in 1993, Regioplast had been managed by Owens-Illinois.

New Ventures

On December 27, 2002, through our Spanish subsidiary Cristalglass, we acquired 60% of the outstanding shares of common stock of Vitro Chaves for $1 million in cash.  In connection with this acquisition we assumed approximately $5 million of indebtedness owed by Vitro Chaves.  Vitro Chaves is a Portuguese processor and distributor of glass and glazing products for the European construction industry.

On June 19, 2002, Vitro Plan, S.A. de C.V., which we refer to as “Vitro Plan,” entered into an agreement with AFG Industries, a subsidiary of Asahi Glass Corporation, which we refer to as “Asahi,” to convert our glass containers facility in Mexicali, Mexico into a flat glass facility.  The converted facility began operations in November of 2003 as Vitro AFG and its production principally supplies flat glass to the western United States and Mexico.  The converted facility has a flat glass production capacity of approximately 200,000 metric tons per year.  One half of the flat glass produced by this facility is sold to each of AFG Industries and us under take-or-pay agreements.

On May 4, 2001, Vitro Plan acquired 60% of the outstanding shares of common stock of Cristalglass.  Cristalglass processes and distributes value-added flat glass for the European construction industry.  Cristalglass has six processing facilities located in Spain.

Our Business Strategy

Our objective is to increase our profitability by solidifying our market position as a global leader in the glass manufacturing and distribution industry. In order to achieve this objective, we operate our business based on the following strategies:

Strengthen Our Financial Position

We intend to strengthen our financial position by reducing debt through the use of internally-generated funds and proceeds from the disposition of companies and assets outside our core business.  For example, in 2003 we reduced our total debt by approximately $46 million with internally generated funds, proceeds from divestitures and a reduction of our cash balance.  Additionally, we will seek to extend the average life of our debt by refinancing our existing short- and long-term debt.  These initiatives should improve our financial structure and support the growth of our core businesses.

Continue to Reduce Costs and Enhance Operating Efficiencies

As part of our ongoing efforts to reduce costs and expenses, in 2003 we reduced the number of people we employed by over 1000. This reduction, along with other cost saving measures, resulted in a 2.7% decrease of our general, administrative and selling expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002.  We will continue to make further efforts to reduce our general, administrative and selling expenses.

Leverage “Vitro” Brand Name

The “Vitro” brand name is widely recognized in Mexico and in other markets where we have a significant presence as a leader in the manufacturing and production of high quality glass and value-added products. We will continue to leverage the “Vitro” brand name as a means of emphasizing our commitment to high quality glass products.

Selectively Pursue Integration and Acquisition Opportunities in Core Markets

We believe that significant opportunities exist in glass markets outside Mexico. Historically, our growth has been through organic means, expansion into foreign markets via exports and strategic acquisitions and joint ventures. Increasing access to foreign markets will enable us to continue to achieve our strategic objectives of consolidating our leadership position in regional markets in the Americas, growing in attractive markets outside of the Americas and mitigating the impact of slowdowns in regional demand.

As a key part of our growth strategy, we are continually evaluating acquisition and joint venture opportunities and consolidation possibilities and are in various stages of due diligence or discussions with respect to a number of potential transactions, some of which would be significant.

Our Competitive Strengths

Focus on Glass Manufacturing and Distribution

Our focus on glass has allowed us to develop manufacturing expertise, technological strength, production flexibility and efficient processes resulting in high quality products. We also have extensive distribution capabilities for glass products in the countries in which we have a significant presence. We believe that our diversification in glass-related businesses minimizes our exposure to any particular segment of the glass industry. In recent years, we have strengthened the market position of the Flat Glass business unit in Mexico, the United States and Spain by focusing on value-added products and, where appropriate, pursuing selective investments and integration opportunities in other attractive markets. The Glass Containers business unit has focused on strengthening its relationships with key customers, increasing its participation in value-added niche markets and optimizing its cash flow generation. We have emphasized marketing and produ ct innovation in the Glassware business unit as well as distribution and customer service capabilities.

Leadership Position in the Glass Manufacturing and Distribution Market

With over 90 years of experience in the glass industry, we are an expert and leader in glass manufacturing, processing and distribution. We believe our Flat Glass business unit is the largest flat glass producer in Mexico and the second largest in Latin America. Through its subsidiary, Vitro America, the Flat Glass business unit is also an important processor, distributor and installer of flat glass in the United States and has a growing presence in the European market for value-added construction glass. We believe our Glass Containers business unit is the leading glass containers producer and distributor in Mexico, one of the largest importers of glass containers into the United States and, through our investment in Comegua, the largest glass containers producer in Central America. We estimate that our Glassware business unit is the largest producer and distributor of glassware in Mexico and, in conjunction with its venture partner Libbey, am ong the leading distributors of glassware in the United States.

Solid and Diverse Customer Base

We have successfully established long-term relationships with customers that are leaders in their industries as a result of the quality of our products and our ability to effectively meet their specifications and promptly satisfy their demands. These long-standing relationships, some of which are over 50 years old, provide us with a stable and diverse revenue base. Our customers include several global market leaders, such as Ford, General Motors, Grupo Modelo, Coca-Cola, Allied Domecq, Estée Lauder, Avon and Procter & Gamble. In 2003, no one customer accounted for more than 5% of our consolidated net sales. Our customer diversification is enhanced by the variety of industries we serve, which include the automotive, construction, beverage, food, cosmetics and commercial and industrial glassware industries.

Broad Market and Geographical Scope

Our Mexican business base is complemented by our presence in markets in the United States, Central and South America and Europe. We operate in eight countries, have distribution centers throughout the Americas and Europe and benefit from a diversified customer base located in over 70 countries. During the last three years, an average of 53% of our consolidated net sales came from exports and foreign subsidiaries. An additional approximately 25% of our consolidated net sales in that period were domestic sales with prices linked to the U.S. dollar. Our presence in mature economies, especially in the United States, balances our exposure in other economies.

Stable Revenue and Cash Flow Generation Base

Our consolidated net sales in 2003 were Ps. 24,954 million ($2,221 million), ranking us among the largest Mexican public companies in terms of sales.  Historically, we have been able to maintain our level of net sales and cash flows despite changes in the markets we serve and fluctuations in demand for our products.

Strong Strategic Alliances

We have successfully established numerous joint ventures and technology sharing relationships, some of which are over 20 years old, with leading United States, European and Asian companies. These arrangements supplement our product design and manufacturing technologies and, in certain cases, provide us with access to significant distribution networks. Sales attributable to our joint ventures represented approximately 60% of our consolidated net sales in 2003. Many of our joint venture partners, including Pilkington (Flat Glass), Libbey (Glassware), Visteon (Flat Glass), Asahi (Flat Glass), Solutia (Flat Glass) and Rexam (Glass Containers), are recognized as global leaders in their respective industries.

Efficient Producer of High Quality Glass Products

Our glass manufacturing experience and technology have allowed us to operate efficiently and manufacture products recognized for their high quality and design. Our efficiency and focus on value-added products have allowed us to achieve competitive margins. For instance, in the Glass Containers business unit, our expertise allows us to change production runs quickly and our experienced personnel seek the best and most innovative technology available in the industry and use it to develop products of superior quality. Similarly, our Flat Glass business unit has reduced fixed costs by automating some of its operations. Through the years, our subsidiaries have received several domestic and international quality and design awards, such as the Stellar Containers Award and the Clear Choice Award, as well as the National and Iberoamerican Quality Awards. Our Mexican manufacturing subsidiaries that sell to the automotive industry are Quality Standard 90 00 certified and the majority of our subsidiaries have obtained International Organization for Standardization 9001 certification, which we refer to as “ISO 9001 Certification.”

Experienced Management Team

We have an experienced senior management team with an average of over 24 years of industry experience and an experienced team of operating managers who average over 19 years of experience in glass manufacturing. We employ highly qualified and trained engineers and technicians, who design, develop and maintain our production facilities. We maintain a training facility in Mexico, where we conduct continuing programs to train our operating personnel in the latest manufacturing processes. We believe that, historically, the turnover among our managerial, engineering and technical personnel has been low relative to our competitors.

Our Operating Business Units

Our operations are currently organized into three operating business units: the Flat Glass business unit (representing approximately 49% of our consolidated net sales in 2003), the Glass Containers business unit (representing approximately 40% of our consolidated net sales in 2003) and the Glassware business unit (representing approximately 11% of our consolidated net sales in 2003).  Prior to October 2001, we organized our operations into five business units.  On October 1, 2001, we integrated those of our subsidiaries that were part of our Diverse Industries business unit into our other business units, thus reducing the number of business units through which we conducted our operations to four.  On July 3, 2002, we sold our controlling 51% interest in Vitromatic, which was our Acros-Whirlpool business unit, to Whirlpool.  Since the sale of our interest in Vitromatic, we have conducted our operations through our Flat Glass , Glass Containers and Glassware business units.

The organization of our operations into business units allows us to focus on the needs of distinct end-markets, diversifies our revenue base and enables us to take advantage of our expertise in the efficient production of glass products.  In addition, our operations at the corporate level continue to provide us with certain administrative, technical and corporate services, including management information systems, human resources, finance, treasury, accounting and consolidation, procurement, labor and employee benefits, quality control, environmental compliance, industrial safety, communication and legal services.

Flat Glass

Based on the Flat Glass business unit’s consolidated net sales of Ps. 12,316 million ($1,096 million) in 2003, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and among the largest processors and distributors of flat glass in the United States.  Based on the number of molding furnaces the business unit currently operates in Mexico, we believe it is also a major manufacturer of safety glass products for the automotive OEM and replacement markets in Mexico.  In 2003, this business unit accounted for 49% of our consolidated net sales.  During the same period, approximately 23% of the consolidated net sales of the Flat Glass business unit came from exports and approximately 49% came from sales by our foreign subsidiaries that are part of the business unit.

The Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries and has a production capacity of over 720,000 tons of float glass per year, of which 200,000 tons are contributed by Vitro AFG, our joint venture with AFG Industries.  In 2003, approximately 57% of the business unit’s Ps. 12,316 million ($1,096 million) consolidated net sales were to the construction industry and approximately 43% of such consolidated net sales were to the automotive industry.

Since 1965, Pilkington, a leading manufacturer of flat glass in the world, has been our partner, holding a 35% interest in Vitro Plan, the holding company for our Flat Glass business unit.  Pilkington has also been an important provider of technology to our Flat Glass business unit.  Our Flat Glass business unit’s customer base includes General Motors, Ford, DaimlerChrysler and Nissan in the automotive industry, and several large domestic and foreign companies in the construction industry.

In Mexico, our Flat Glass business unit manufactures, processes, distributes and installs flat glass for the construction and automotive markets.  The business unit’s Mexican operations include ten manufacturing facilities, including four float glass tanks, and approximately 150 distribution or installation centers, of which approximately 73 are owned by us and approximately 77 are franchises owned by third parties.

Vitro Flex, our joint venture with Visteon, manufactures and distributes flat glass products principally for the automotive OEM market.  Substantially all of Vitro Flex’s production is distributed to Ford through Visteon.

On June 19, 2002, Vitro Plan entered into an agreement with AFG Industries, a subsidiary of Asahi to convert our glass container facility in Mexicali, Mexico into a flat glass facility.  The converted facility began operations in November of 2003 as Vitro AFG and its production principally supplies flat glass to the western United States and Mexico.  The converted facility has a flat glass production capacity of approximately 200,000 metric tons per year.  One half of the flat glass produced by this facility is sold to each of AFG Industries and us under take-or-pay agreements.

We also have a significant presence in the United States’ flat glass market through our subsidiary Vitro America.  Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States.  It operates in 29 states through ten manufacturing facilities, 42 distribution centers and 130 installation centers.

On May 4, 2001, we expanded our flat glass operations into Europe through the acquisition of 60% of the outstanding shares of common stock of Cristalglass, a processor and distributor of value-added flat glass for the European construction industry.  Cristalglass has six processing facilities located in Spain.  On December 27, 2002, we continued our expansion of our flat glass operations in Europe through the acquisition of 60% of the outstanding shares of common stock of Vitro Chaves, a Portuguese processor and distributor of glass and glazing products for the European construction industry.

The Flat Glass business unit has joint ventures with Visteon through Vitro Flex, with AFG Industries through Vitro AFG and with Solutia through Quimica M.  We have also partnered with groups of individual investors with respect to Cristales Automotrices, Cristalglass and Vitro Chaves.

Glass Containers

Based on the Glass Containers business unit’s consolidated net sales of Ps. 10,033 million ($893 million) in 2003, we believe it is the largest glass containers producer in Mexico and Central America.  In 2003, this business unit accounted for 40% of our consolidated net sales.  During the same period, approximately 28% of the consolidated net sales of the Glass Containers business unit came from exports and approximately 12% came from sales by our foreign subsidiaries that are part of the business unit.

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of over 5,200 tons of glass per day.  In addition, our Glass Containers business unit manufactures and distributes (i) soda ash, sodium bicarbonate, calcium chloride and salt, (ii) capital goods such as glass forming machines and molds and (iii) aluminum cans.  Its customers include leading companies such as Coca-Cola, Pepsi, Grupo Modelo, Nestlé, Procter & Gamble, Gerber, Avon, Coty and Grupo Domecq.

The Glass Containers business unit operates eight manufacturing facilities in Mexico, two in Central America and one in Bolivia.  The business unit, which exports containers for the soft drinks, liquor and wine, pharmaceutical and cosmetic industries to the United States through our subsidiary Vitro Packaging, has six sales offices and one distribution center in the United States. It also includes Comegua, our joint venture with Cerveceria Centroamericana and Cerveceria de Costa Rica.  Based on Comegua’s net sales of Ps. 1,107 million ($98 million) in 2003, we believe it is the largest glass containers producer in Central America.

Glassware

Based on the Glassware business unit’s consolidated net sales of Ps. 2,631 million ($234 million) in 2003, we believe the business unit is the largest producer of glassware in Mexico.  In 2003, this business unit accounted for 11% of our consolidated net sales.  During the same period, approximately 33% of the consolidated net sales of the Glassware business unit came from exports.

The Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, respectively, of the glassware industry.  This business unit has a production capacity of over two million units per day.  Since 1997, Libbey, a leading producer of tableware in North America, has been our partner, holding a 49% interest in Vitrocrisa Holding, S. de R.L. de C.V., the holding company for our Glassware business unit.  The business unit’s customer base includes leading global manufacturers such as Sunbeam and Hamilton Beach/Proctor-Silex and retailers such as Wal-Mart, HEB and other leading Mexican supermarket chains such as Gigante and Soriana.

The business unit has four manufacturing facilities in Mexico and ten distribution centers located throughout Mexico.  The Glassware business unit exports its products through Crisa Industrial, a joint venture with Libbey, to OEMs, mostly in locations in the United States and China, and distributes its products to other markets in the United States and Canada through our joint venture partner, Libbey.

The Glassware business unit is also responsible for the operation of (i) our plastic manufacturing and distribution business, which is conducted through our wholly owned subsidiary, Bosco and (ii) our metal flatware manufacturing and distribution business, which is conducted through our wholly owned subsidiary, FACUSA.

#

Our Products

The following table sets forth our principal products, customers and end-users, sales regions and joint venture partners by business line.

Business Unit	Products	Customers and End-Users	Sales Regions	Joint Venture Partners
FLAT GLASS:
Construction Glass	Float glass, rolled glass, architectural tempered safety glass, insulated glass units and polyvinyl butyral	Construction industry, furniture manufacturers, distributors and installers	Mexico, the United States, Canada, Europe, Asia and Central and South America	Pilkington, AFG Industries and Solutia
Automotive Glass	Windshields, rear and side tempered glass and polyvinyl butyral	Automotive OEMs, automotive replacement glass market, distributors and installers	Mexico, the United States, Canada and Central and South America	Pilkington, Visteon and Solutia
GLASS CONTAINERS:
Glass Containers	Soda lime glass containers	Soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries	Mexico, the United States, the Caribbean and Central and South America	Cerveceria Centroamericana and Cerveceria de Costa Rica
Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers	Mexico, the United States and South America
Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, Glassware business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America
Aluminum Cans	Aluminum cans	Beverage industry	Mexico and Central America	Rexam
GLASSWARE:
Glassware	Glassware, flatware, stemware, bakeware, home decor products, coffee carafes, blender jars, lids, meter covers, candle holders and lighting products	Commercial distributors, supermarkets, discount stores, consumer and industrial markets, institutional food service customers, hotels and restaurants and retail customers	Mexico, the United States, Canada, the Middle East, Europe and Central and South America	Libbey
Packaging	Plastic tubes and disposable thermofold ware and industrial products	Food and dairy industry, supermarket and convenience stores, pharmaceutical and personal care distributors and retail customers	Mexico, the United States and Central America
Metal Flatware	Metal flatware	Commercial distributors	Mexico

See “Item 5. Operating and Financial Review and Prospects—Results of Operations,” “Item 18. Financial Information—Export Sales” and notes 12 and 19 of our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2003.

Our Operations

Flat Glass Business Unit

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries.  Based on the Flat Glass business unit’s consolidated net sales of Ps. 12,316 million ($1,096 million) in 2003, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and an important processor and distributor of flat glass in the United States.  Our Flat Glass business unit includes (i) Vidrio y Cristal, our subsidiary that manufactures a majority of our flat glass products for the Mexican construction industry and Divimex, our subsidiary that distributes flat glass products for the Mexican construction industry, (ii) VAU, our subsidiary that manufactures a majority of our flat glass products for the Mexican automotive industry and Dinavisa, our subsidiary that distributes flat glass products for the Mexican aut omotive industry, (iii) Vitro Flex, our joint venture with Visteon that is engaged in the manufacturing and distribution of flat glass products for the automotive industry, (iv) Vitro AFG, our joint venture with AFG Industries, (v) Cristales Automotrices, our joint venture with a group of individual investors that conducts our automotive replacement glass installation business in Mexico, (vi) Vitro America, our subsidiary that conducts a substantial majority of our flat glass operations in the United States, (vii) Cristalglass, our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the European construction industry, (viii) Vitro Chaves, our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry, (ix) Vitro Colombia, our subsidiary that conducts our Colombian flat glass operations a nd (x) Quimica M, our joint venture with Solutia that is engaged in the manufacturing and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields.  Visteon holds a 38% interest in Vitro Flex and Solutia holds a 49% interest in Quimica M.  Groups of individual investors own a 49% interest in Cristales Automotrices, a 40% interest in Cristalglass and a 40% interest in Vitro Chaves.

The Flat Glass business unit’s strategy is to:

•

increase its leadership position as a manufacturer and distributor of higher-margin products in the markets it currently serves;

•

maintain its leading position in the Mexican flat glass market including the Mexican automotive replacement market;

•

solidify its relationship with automotive OEMs in Mexico and the United States;

•

consolidate its presence as a processor and distributor in the United States;

•

increase its presence in Spain and other markets in Europe; and

•

selectively pursue opportunities for profitable growth in other parts of the world.

Generally, the Flat Glass business unit’s sales are not seasonal.  However, sales to the automotive glass replacement market tend to decrease during the northern hemisphere’s winter, particularly in the northern states of the United States.

Exports and Foreign Subsidiaries’ Sales

Export sales from the Flat Glass business unit’s operations in Mexico were approximately $255 million in 2003.  A majority of these export sales were sales by our Mexican subsidiaries to automotive OEMs in the United States.  Sales of the business unit’s foreign subsidiaries were $532 million in 2003, of which Vitro America contributed $448 million.  The sum of the Flat Glass business unit’s export sales to the United States and the sales by its foreign subsidiaries in the United States accounted for approximately 59% of the Flat Glass business unit’s sales during 2003.

Mexican Operations

We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit’s sales in Mexico in 2003.  In 2003, the Mexican subsidiaries of the Flat Glass business unit serving the Mexican construction and automotive industries had consolidated net sales of approximately Ps. 3,490 million ($311 million), of which approximately 48% were to the construction industry and 52% were to the automotive industry.  The principal products that the Flat Glass business unit produces and distributes for the construction industry in Mexico are float glass, rolled glass and tempered architectural safety glass, principally for commercial and residential uses.  The Flat Glass business unit also produces mirrors, insulating glass, tempered glass, tabletops and coated glass.  For the Mexican automotive industry, the business unit produces safety glass products such as windshields. & nbsp;The business unit is expanding its production of higher value-added products, such as insulated glass windows, mirrors and tempered and laminated products.

The Flat Glass business unit’s flat glass products are produced using the float method, which involves pouring molten glass over a molten tin bath.  The business unit operates two float glass tanks near Monterrey, Mexico, one float glass tank in Mexico City, Mexico and one float glass tank in Mexicali, Mexico.  Our total production capacity is over 720,000 tons of float glass per year, of which 200,000 tons are contributed by Vitro AFG, our joint venture with AFG Industries.  In addition, the Flat Glass business unit operates five processing facilities in Mexico for the automotive OEM market and the automotive glass replacement market, including Vitro Flex’s facility located near Monterrey, Mexico.  As of March 31, 2004, these facilities were operating at approximately 93% of their capacity.  All but one of the Flat Glass business unit’s facilities have obtained ISO 9001 Certification.

The Flat Glass business unit sells its construction products in Mexico to builders, glass installers and distributors of glass products through its own sales force, except for the business unit’s skylight products, which are marketed by a group of independent manufacturers’ representatives.  The business unit’s sales force markets its construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers.

With respect to automotive products, the Flat Glass business unit’s Mexican operation sells directly to automotive OEMs in Mexico and the United States, while the automotive glass replacement market is serviced through the business unit’s distribution centers throughout Mexico, independent distributors and installers and Cristales Automotrices, the business unit’s joint venture engaged in installing automotive replacement glass in Mexico.

Visteon is the largest customer of the business unit’s automotive safety glass products, which purchases these products for use in Ford’s assembly plants in Mexico and the United States.  In addition, the Flat Glass business unit sells automotive safety glass products to other automobile manufactures in Mexico (including sales relating to the orders made under Pilkington’s global supply agreements with such automobile manufacturers), the United States and other markets.

In order to better serve their customers, the Flat Glass business unit has designated commercial executives to serve as individualized customer service representatives for the business unit’s principal purchasers of construction products and established account plans for automotive OEMs.  OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.  The business unit maintains nine distribution centers throughout Mexico where customers of both construction and automotive products can access information about the availability of products on a real-time basis.

United States Operations

The United States operations of the Flat Glass business unit are conducted through Vitro America, which, based on its consolidated net sales in 2003, is an important processor and distributor of flat glass products in the United States.  In 2003, Vitro America had consolidated net sales of approximately $448 million, of which approximately 78% were to the construction industry and approximately 22% were to the automotive replacement market.

Vitro America purchases flat glass from our Mexican subsidiaries and from United States manufacturers and uses it as raw material to process tempered, spandrel, insulated, laminated mirrors and other products.  Approximately 40% of the purchases of flat glass, in terms of volume, of Vitro America in 2003 related to products manufactured by our Mexican subsidiaries and 60% related to products purchased from third parties.  These products are sold directly to distributors as well as to end-buyers through Vitro America’s own distribution centers and retail shops.  Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit’s manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries ..  Vitro America also distributes to the United States automotive replacement market a full line of auto glass products, including windshields and side and back windows for American and foreign cars and trucks.

Vitro America operates ten manufacturing centers, 42 distribution branches and 130 “Binswanger” retail stores in the United States.  Vitro America sells its construction products to builders and glass installers, which employ its products in industrial and commercial projects such as skyscrapers and other buildings, through its own distribution network and retail stores.  Vitro America sells its automotive products to the replacement market through its own distribution network and retail stores.

European Operations

The Flat Glass business unit competes in the European flat glass construction industry through Cristalglass and Vitro Chaves.  Cristalglass processes and distributes flat glass for the European construction industry through six processing facilities and one distribution center located in Spain.  In particular, it currently operates two double glazing facilities in Spain and expects to open an additional two in 2004.  Vitro Chaves manufactures and distributes flat glass products in Portugal through one facility.  In 2003, Cristalglass and Vitro Chaves had consolidated net sales of approximately Ps. 1,204 million ($107 million) and Ps. 103 million ($9 million), respectively.  Most of the sales of Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders and distributors by Cristalglass’ own sales force.  Vitro Chaves’ main products a re insulated and laminated glass for the construction industry, which are distributed through its own and Cristalglass’ distribution network.

South American Operations

Through its Colombian subsidiary, Vitro Colombia, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Colombia.  Vitro Colombia has one processing facility which is located in Colombia.  In 2003, Vitro Colombia had net sales of approximately Ps. 184 million ($16 million).  Vitro Colombia is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America.  Vitro Colombia markets its products through a network of independent distributors to small- and medium-sized builders.

Polyvinyl Butyral

Through Quimica M, the Flat Glass business unit also produces polyvinyl butyral in Mexico, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields.  In 2003, Quimica M had net sales of approximately Ps. 444 million ($40 million) and operated one manufacturing facility in Mexico.  Approximately 65% of Quimica M’s net sales are to us.

Competition

In Mexico, the Flat Glass business unit faces competition in the construction industry mainly from Compagnie de Saint Gobain, which we refer to as “Saint Gobain,” and from imports of glass products.  With respect to automotive safety glass, the business unit’s principal competition includes Saint Gobain, Guardian, PPG Industries, Asahi, Pilkington, Visteon and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico.  Guardian is currently building a furnace in Mexico which is expected to commence operations in the fourth quarter of 2004.  In addition to its float glass capacity, Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.  In Mexico, the Flat Glass business unit competes primarily on price, service and quality.

The Flat Glass business unit faces competition in the United States from a variety of flat glass manufacturers in the United States, as well as from a large number of medium- and small-sized producers and distributors of flat glass products.  The Flat Glass business unit competes for customers in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) and quality.

In Europe, the Flat Glass business unit faces competition in the niche markets that it serves from several small- and medium-sized distributors, as well as Saint Gobain.

Glass Containers Business Unit

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its consolidated net sales of Ps. 10,033 million ($893 million) in 2003, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America.  The Glass Containers business unit includes (i) COVISA, our subsidiary that conducts a substantial majority of our glass containers operations in Mexico, (ii) Comegua, our joint venture with Cervecería Centroamericana and Cervecería de Costa Rica, which, based on Comegua’s net sales of Ps. 1,107 million ($98 million) in 2003, we believe is the largest glass containers producer in Central America, (iii) Vitro Packaging, our glass contain ers distribution subsidiary in the United States, (iv) Vilux, our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries, (v) Alcali, our subsidiary engaged in the manufacturing and distribution of soda ash, sodium bicarbonate, calcium chloride and salt, (vi) FAMA, our subsidiary engaged in the manufacturing and distribution of capital goods such as glass forming machines and molds and (vii) Vancan, our joint venture with Rexam engaged in the manufacturing and distribution of aluminum cans.  Together, Cerveceria Centroamericana and Cerveceria de Costa Rica hold a 50.2% interest in Comegua.  Rexam holds a 50% interest in Vancan.

The Glass Containers business unit’s business strategy is to maintain its leadership position in the glass containers sector of the rigid packaging industry in Mexico and Central America and to increase sales in the United States.  Among the business unit’s key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives and its versatile production processes. The business unit’s high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allows it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets.  The versatility and flexibility of the business unit’s production processes are reflected in the business unit’s ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including “plastishield,” adhered ceramic labels and heat transfer labels.

The business unit has reduced the product development cycle for glass containers from 12 to five weeks, which response time is shorter than the response time of some of the other world-class producers of glass containers.  Similarly, the business unit’s technological expertise permits the introduction of new products with innovative customized images in order to meet the design requirements of its customers.  In 2002, approximately 8% of the Glass Containers business unit’s Mexican subsidiaries’ sales were derived from products introduced in 2002.  By 2003, approximately 18% of its Mexican subsidiaries’ sales were derived from products introduced in 2003.  By providing quality glass containers to its customers, the Glass Containers business unit has developed long-lasting relationships with leading customers such as Grupo Modelo, Coca-Cola, Gerber, Bacardi, Nestlé, Avon, Grupo Domecq, Procter & amp; Gamble and Pepsi.

Traditionally, the Glass Containers business unit has had access to technology that we believe is state-of-the-art in the glass containers industry.  For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999.  We currently have the right to use the technology provided to us by Owens-Illinois under these technical assistance agreements for which we pay royalties.  Our latest glass containers labeling capability includes state of the art technology in organic paints.  This process, which is called Ultraviolet Cure, was developed to further our continuous efforts to grow in high-margin niche markets by providing value-added products.  We are currently the only glass containers manufacturer in the Americ as with this type of high-speed decoration process capable of applying up to six colors at high speeds.  We are currently waiting for patent approval on our formula for this type of paint, which is more environmentally friendly than similar products in the market.  We are currently supplying this type of decoration to customers such as Coca-Cola.

Sales of the Glass Containers business unit in the beer and soft drinks segments in Mexico are seasonal, with hot weather positively affecting our sales.  As a result, second and third quarter sales are typically higher than sales in the first and fourth quarters.  Accordingly, the Glass Containers business unit generally builds its inventory of soda lime glass containers during the fourth and first quarters in anticipation of seasonal demand.

Exports and U.S. Operations

Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $248 million in 2003.  The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, Vitro Packaging, which also sources a small amount of the glass containers it sells from third parties.  The Glass Containers business unit intends to increase export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and to wine and liquor bottlers in the western United States.  The business unit also produces special promotional containers for soft drink bottlers in the United States.  Approximately 40% of the Glass Containers business unit’s sales are made outside of Mexico.

Mexican Operations

We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit’s net sales in 2003.  In 2003, the Glass Containers business unit’s sales of glass containers to the Mexican market were Ps. 6,046 million ($538 million).  The Glass Containers business unit produces soda lime glass containers at six manufacturing facilities located throughout Mexico and has a production capacity of over 4,400 tons of glass per day in Mexico.  The business unit’s facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and lower transportation costs.  All of the Glass Containers business unit’s facilities in Mexico have obtained ISO 9001 certification.  As of March 31, 2004, these facilities were operating at approximately 95% of their capacity.  We also own two cul let-processing plants, one of which is leased to a third party which, in turn, supplies us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products.  Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.

The Glass Containers business unit’s customers include leading companies such as Coca-Cola, Pepsi, Grupo Modelo, Nestlé, Procter & Gamble, Gerber, Avon, Coty and Grupo Domecq.  In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand.  The business unit has implemented an online system for sharing information with customers.  From their respective offices, the business unit’s customers can access product information, place orders, check inventories, trace shipments and consult account statements.  Our “One Stop Shop” concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets.  We have selectively implemented this concept within Mex ico, the United States and Central America.

Central and South American Operations

Comegua, a joint venture in which we hold a 49.7% interest, is a Panamanian holding company that operates a manufacturing facility in each of Guatemala and Costa Rica and supplies glass containers to the soft drink, food, beer and wine markets throughout Central America and the Caribbean.  Comegua’s consolidated net sales in 2003 were approximately Ps. 1,107 million ($98 million).

We also own 100% of the common stock of Vilux, a company that owns and operates what we believe is the largest glass containers manufacturing facility in Bolivia based on its 2003 production capacity.  Vilux’s net sales in 2003 were approximately Ps. 85 million ($8 million).  Vilux distributes glass containers for the soft drink, food, beer, wine and liquor and pharmaceutical industries throughout Bolivia, southern Peru and northern Argentina.

Raw Materials, Machinery and Molds

Our raw materials operations are carried out by our subsidiary Alcali.  Alcali’s net sales in 2003 were approximately Ps. 995 million ($89 million).  Alcali’s principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption.  A significant portion of Alcali’s soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties.  Alcali competes in the soda ash sector with the American Natural Soda Ash Corporation, which we refer to as “Ansac,” a United States exporter of natural soda ash.  Alcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.

Our machinery and molds operations are conducted through our subsidiary FAMA.  FAMA was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations.  It had net sales of approximately Ps. 420 million ($37 million) for the year ended December 31, 2003.  FAMA produces state-of-the-art glass-forming machines for our use.  In addition, FAMA produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry.  FAMA also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines.  Finally, FAMA manufactures annealing lehrs for the float and hollow glass industries.  FAMA’s products are mainly sold to us.  FAMA generally competes with major international manufacturers of machinery and equipment for the glass industry.

Aluminum Cans

The Glass Containers business unit also produces aluminum cans through Vancan, our joint venture with Rexam, one of the leaders in the production of aluminum cans.  Vancan’s net sales in 2003 totaled approximately Ps. 805 million ($72 million).  Vancan operates one aluminum can manufacturing facility in Querétaro, Mexico.  The aluminum cans produced by Vancan serve mainly the Mexican beverage industry.  We provide marketing and distribution expertise and administrative support services to Vancan, while Rexam provides technical assistance to the joint venture.  Vancan maintains its own marketing and sales force and distributes its products directly to its customers.  In Mexico, Vancan faces competition from a Mexican subsidiary of a United States manufacturer of aluminum cans, an affiliate of a major Mexican beer producer and a subsidiary of a major Mexican beer and soft drink producer.

Competition

Although based on the business unit’s consolidated net sales in 2003 of Ps. 10,033 million ($893 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers.  Glass containers in Mexico also compete with alternative forms of packaging, including metal, plastic, paper and cardboard laminated containers, such as tetra-pack.  In the soft drink industry, the Glass Containers business unit has faced increasing competition from returnable and non-returnable polyethylene therephtalate containers, which we refer to as “PET,” as well as, to a lesser extent, from aluminum cans.  In particular, since 1993 the shift of soft drink and food containers from glass to PET has continued, albeit at a slower rate in recent years. & nbsp;Although the business unit has introduced several presentations of returnable and non-returnable glass containers for soft drinks, we cannot be certain that demand for returnable PET containers will not continue to grow at the expense of demand for glass containers.  In response to the trend in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, novel product presentations and customer service.

In Mexico, the business unit competes for customers primarily on the basis of service (focusing on on-time deliveries and design), quality (including the ability to conform to a wide variety of specifications) and scale (including the ability to assure customers of the capacity necessary to support their growth).

The Glass Containers business unit faces greater competition in the United States than in Mexico, mainly from Saint Gobain and Owens-Illinois.  However, the business unit has utilized its competitive strengths to supply a variety of higher margin, value-added products, including specialty food, beverage, cosmetics, wine and liquor glass containers, and to increase its production expertise and flexibility, thereby allowing it to reap higher operating margins relative to traditional products.  The business unit’s ability to offer cost-effective short production runs, quick turn-around of new products, an extensive glass color selection, diverse labeling capabilities and unique container designs are all examples of the application of its competitive strengths.  The Glass Containers business unit competes primarily on quality, design and price in the United States.  In Central America, the Glass Containers business unit co mpetes with a number of smaller regional manufacturers.

Glassware Business Unit

Our Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, in each case, of the glassware industry.  Based on its sales of Ps. 2,631 million ($234 million) in 2003, we believe that the Glassware business unit is the largest producer of glassware in Mexico.  The Glassware business unit also includes Bosco, our wholly owned subsidiary that engages in the manufacturing and distribution of plastic tubes and disposable thermofold ware and industrial products and FACUSA, our subsidiary that engages in the manufacturing and distribution of metal flatware for food services.

The business strategy of the Glassware business unit is to strengthen its core glass product business, with an emphasis on developing its high value-added and industrial product lines, through the introduction of new products.  For example, in 2002, approximately 16% of the Glassware business unit’s consolidated net sales were derived from products introduced that year, while, by 2003, 30% of its consolidated net sales were derived from products introduced in 2003.  The business unit is focusing on attempting to reduce the time of a new product development, improve service to its customers and increase the number of products developed per year.  The business unit utilizes a variety of marketing research tools, including consumer focus groups, point of sale analysis and customer usage and habit studies, to stay informed of changes in customers’ product preferences.  It is also constantly evaluating methods to simpl ify its distribution channels so as to get closer to the end user of its products.  We believe that by doing these things we will better satisfy consumer demands, thus increasing our customer’s satisfaction with our products.

The Glassware business unit’s sales in Mexico tend to increase during the second and fourth quarters, as some of its products are sold as gifts and therefore are in higher demand on certain dates, particularly during April and November. Also, the promotional segment of the market tends to increase its demand in those years during which important events such as the Olympic games or soccer’s World Cup are held.

Exports

Total exports sales of the Glassware business unit amounted to $78 million in 2003, or approximately 33% of its consolidated net sales.  The Glassware business unit’s operations in the United States and Canada are conducted through Crisa Texas Limited and Crisa Industrial.  Crisa Texas’ principal products are glassware, dinnerware and home decor products and it sells glassware products to Libbey, our joint venture partner, for the consumer and food service markets in the United States and Canada.  The Glassware business unit exports its products to OEMs mostly located in the United States and China, through Crisa Industrial, a joint venture with Libbey.  Crisa Industrial’s principal products are coffee carafes, blender jars, lids and lighting products.

Mexican Operations

We believe that the Glassware business unit is the largest producer of glassware in Mexico based on its consolidated net sales to the Mexican market of Ps. 1,772 million ($158 million) in 2003.  The Glassware business unit’s principal products include glassware, dinnerware, stemware, bakeware, plastic containers and home decor products for the consumer segment, glassware, plastic containers and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers and lighting products for the industrial segment, in each case, of the glassware industry.

The Glassware business unit manufactures its glass products in its two facilities in Mexico and has a production capacity of over two million units per day.  The business unit also manufactures flatware products in another facility located in Mexico.  All of the Glassware business unit’s facilities have obtained ISO 9001 certification.  As of March 31, 2004, these facilities were operating at approximately 74% of their capacity.

The business unit has ten distribution centers and several sales offices located throughout Mexico.  The business unit relies exclusively on its own sales and marketing force in Mexico, which markets the products directly or through wholesale commercial distributors, supermarkets and department, discount and outlet stores and direct consumer marketing efforts.

Plastic Containers

Our plastics operations are conducted through our subsidiary Bosco.  Bosco supplies a variety of industries and end users with plastic tubes and disposable thermofold ware and industrial products.  These products are manufactured at a manufacturing facility located in Mexico.  Bosco’s products are marketed by its own sales force and through outside distributors.  Bosco’s products face competition from a large number of small- and medium sized Mexican manufacturers of plastic container products.

Competition

The business unit’s glass dinnerware products compete with ceramic products produced by several other Mexican and international manufacturers.  Also, in recent years, imports from China into the United States of products that are competitive with the Glassware business unit’s products have increased.  In addition, certain customers of the Glassware business unit have relocated some of their operations to China thus reducing their purchases from the business unit.  The Glassware business unit differentiates itself primarily through its quality, service, breadth of product line and price.

Our Raw Materials

Soda Ash, Sand and Feldspar

The most important raw materials we utilize are soda ash, which we largely purchase from Ansac, silica sand and feldspar.  We entered into a ten year supply agreement with Unimin Corporation, which we refer to as “Unimin,” ending June 2007, whereby we have committed to purchase, and certain of Unimin’s subsidiaries are committed to sell, our requirements of silica sand and feldspar at market prices.  Alcali has, to a large extent, the production capacity to supply the soda ash required by our glass making operations in Mexico.  To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that produced by Unimin (silica sand and feldspar) or by Ansac and Alcali (soda ash), such companies may acquire such silica sand or soda ash from various suppliers in the United States.  We are not dependent on any single supplier for any of the raw materials utilized in our op erations.

Energy

Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year “take-or-pay” power purchase agreement with Tractebel Energía S. de R.L. de C.V., which we refer to as “Tractebel Energia.”  Whirlpool and Vitro OCF, together, were required to purchase approximately 10 megawatts of electrical power.  Thus, after their divestiture, we are currently obliged to purchase approximately 100 megawatts of electrical power.  The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.  Assuming current prices for natural gas and electricity continue, we expect significant savings in 2004 from this initiative.

Fuel

In order to protect against the volatility of natural gas prices, as of May 31, 2004, we had hedges on the price of natural gas for approximately 7,500,000 MMBTUs or approximately 55% of our consumption needs in Mexico for the remainder of the year ending December 31, 2004.  The hedges were entered into with Petróleos Mexicanos, which we refer to as “Pemex,” and entitle us to purchase gas from Pemex at $4.51 per million BTU.  As of May 31, 2004, the closing price of natural gas on the New York Mercantile Exchange was $6.44 per million BTU.  See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Natural Gas Price Risk.”  We have never suffered a material interruption in our natural gas supply from Pemex.

In addition, we have developed a technology that allows us to substitute natural gas with an alternative source of fuel for our furnaces.  This technology has been installed in 22% of the Glass Containers business unit’s furnaces and we expect that it will be installed in all of that business unit’s furnaces by the end of 2005.  This technology has also been installed in one of our Flat Glass business unit’s furnaces  We intend to install this technology in substantially all of our furnaces.  Assuming current prices for natural gas and electricity continue, we expect that this technology will significantly reduce our cost of energy.

We believe that natural gas and the alternative source of fuel will continue to be available from various suppliers in the amounts we require.

#

Our Capital Expenditures

Our capital expenditures program is focused on new investments in, technological upgrades to and maintenance of, our manufacturing facilities, as well as expansion of our production capacity.  Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations as such may be in effect from time to time.

The following table sets forth, for the periods presented, our capital expenditures by business unit.  Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2003.

	Year ended on December 31,
Business Unit	2001	2002	2003
	(Ps. millions)

Flat Glass	Ps. 425	Ps. 299	Ps. 856
Glass Containers	331	618	775
Glassware	95	130	110
Corporate	37	20	35
Total	Ps. 888	Ps. 1,067	Ps. 1,776

During 2004, we expect to make capital expenditures in excess of $100 million as follows:

•

the capital expenditures required to refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass tanks located in Monterrey, Mexico, which we estimate will be approximately $21 million;

•

the capital expenditures required for the installation, in some of our furnaces, of the technology that will allow such furnaces to use an alternative source of fuel, which we estimate will be approximately $17 million;

•

the capital expenditures required to build the double glazing facilities that we expect to open in Spain in 2004, which we estimate will be approximately $9 million; and

•

the remaining capital expenditures in 2004 will be focused on (i) providing maintenance to or upgrading the installed technology of several of our other facilities, (ii) purchasing equipment and making other expenditures relating to obtaining Industria Limpia certificates for each of our Mexican facilities, which capital expenditures we estimate will be approximately $1 million in 2004, (iii) expanding the production capacity at certain of our facilities and (iv) purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations.

We expect to finance all of the capital expenditures discussed above with cash flow generated by our operations and through the incurrence of debt.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of our principal capital expenditures during the last three full fiscal years.

Our Property, Plant and Equipment

All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2003, the net book value of all land and buildings, machinery and equipment and construction in progress was Ps. 19,330 million ($1,720 million), of which approximately Ps. 16,924 million ($1,506 million) represented assets located in Mexico, approximately Ps. 254 million ($23 million) represented assets located in the United States, approximately Ps. 1,697 million ($151 million) represented assets located in Central and South America and approximately Ps. 455 million ($40 million) represented assets located in Europe.

Our principal executive offices are located in the Monterrey, Mexico area and are owned by us. We have granted a mortgage on three of the five plots of lands (and the attached buildings) comprising our principal executive offices.  We own and operate 46 manufacturing facilities in Mexico and elsewhere, of which four float glass tanks are our largest facilities. We have granted a mortgage on one of our float glass tanks and our subsidiary Comegua has granted a mortgage on one of its furnaces.

#

The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit’s principal manufacturing facilities.

Business Unit	Average Capacity Utilization as of December 31, 2003	Average Capacity Utilization as of March 31, 2004	Number of Facilities by City or Country

Flat Glass	92%	93%	Monterrey (4) Mexico City (4) Puebla Mexicali United States (10) Colombia Spain (6) Portugal

Glass Containers	77%	95%	Monterrey (4) Guadalajara Mexico City (2) Queretaro (3) Toluca Costa Rica Guatemala Bolivia

Glassware	70%	74%	Mexico City Monterrey (3)

We also maintain over 100 sales offices and warehouses in Mexico and over 180 warehouses, sales offices and retail shops in the United States, most of which are leased.

We believe that all our facilities are adequate for our present needs and suitable for their intended purpose and that our manufacturing facilities are generally capable of being utilized at a higher capacity to support expected increases in demand.

See “—Our Capital Expenditures” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Environmental Matters

Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment.  The primary federal environmental law is the Ley General de Equilibrio Ecológico y Protección al Ambiente pursuant to which rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances.  The Mexican federal government has also enacted regulations concerning imports and exports of hazardous materials and hazardous wastes.  In addition, in 1995, Mexico promulgated environmental regulations that established a series of increasingly stringent air emission standards for glass manufacturing operations.  We expect to spend approximately $1 million in capital expenditures over the next year to comply with these and other environmental regulations as they become effective or are modified.  We may, however, incur amounts great er than currently estimated due to changes in law and other factors beyond our control.

The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaría del Medio Ambiente y Recursos Naturales, which we refer to as “SEMARNAT.”  An agency of SEMARNAT, the Procuraduría Federal de Protección al Ambiente, which we refer to as “PROFEPA,” has the authority to enforce the Mexican federal environmental laws.  As part of its enforcement powers, PROFEPA can bring civil and criminal proceedings against companies and individuals that violate environmental laws and has the authority to close facilities not in compliance with federal environmental laws.  Furthermore, in special situations or certain areas where federal jurisdiction is not applicable or appropriate, the state and municipal authorities can regulate and enforce certain environmental regulations, as long as they are consistent with federal law.

We believe we are in substantial compliance with environmental laws in Mexico applicable to our operations. Moreover, in 1998, our subsidiaries initiated an environmental auditing program, which was approved by PROFEPA.  An independent auditor certified by PROFEPA has completed environmental audits of 29 of our facilities in Mexico.  Twenty seven of these 29 facilities have either already obtained PROFEPA’s certification of Industria Limpia or “Clean Industry,” which is a certification of our compliance with certain environmental laws, or have satisfied all necessary conditions for such certification.  The remaining two audited facilities are in the process of making the changes necessary to obtain the Industria Limpia certificate from PROFEPA.  We intend to meet all the requirements of the environmental audit and obtain Industria Limpia certificates for these remaining facilities by 2005 , at an estimated cost of approximately $1 million.

In addition, we have implemented energy conservation, emissions reduction and water management programs at our Mexican facilities. In the last six years, these programs have reduced our energy consumption by approximately 30%, our nitrogen dioxide and particulate emissions by approximately 30% and our water consumption by approximately 20%, in each case, per ton of glass melted. Since glass manufacturing is an energy and resource intensive process, these programs have reduced our operating costs.

Our foreign operations, to the extent they have manufacturing and processing facilities, are subject to federal, state and local laws relating to the protection of the environment of the country in which such operations are conducted.  From time to time, we conduct environmental assessments of our foreign operations, some of which are currently underway, to determine whether we are in compliance with applicable foreign environmental laws.  We believe each such operation is in substantial compliance with the applicable foreign environmental laws.  We do not believe that continued compliance with Mexican and foreign environmental laws applicable to our operations will have a material adverse effect on our financial position or results of operations.

#

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our audited consolidated financial statements for the year ended December 31, 2003 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in “Item 3.  Key Information—Risk Factors” and the matters set forth in this annual report. See “Forward-Looking Statements.”

OPERATING RESULTS

Recent Developments

Dispositions

Vitro OCF

On April 2, 2004, we sold our 60% interest in Vitro OCF, our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash, approximately $5.4 million of which was placed in escrow to secure certain potential indemnification obligations of ours relating to the sale.  Pursuant to the terms of the sale, we repaid Vitro OCF’s and its subsidiaries’ bank debt of approximately $22 million immediately prior to the sale.  We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness.  Accordingly, after the sale, our consolidated indebtedness was reduced by approximately $66 million.  In 2003, Vitro OCF had consolidated net sales and operating income of approximately Ps. 697 million and Ps. 173 million, respectively.

Envases Cuautitlán

On September 10, 2003, we sold 100% of the outstanding shares of ECSA, one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million.  The sale is subject to certain customary purchase price adjustments and indemnifications.  The net sales and operating income of ECSA were approximately Ps. 140 million and Ps. 9 million, respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003.

Financing Transactions

Vitro America Accounts Receivable Factoring Program

On May 7, 2004, Vitro America entered into a $40 million accounts receivable securitization facility with ABN AMRO Bank.  The facility contains certain customary restrictive covenants.  As of May 31, 2004, Vitro America had sold approximately $31 million of accounts receivable to the facility.  We entered into the accounts receivable securitization facility to replace the accounts receivable factoring program that Vitro America maintained with Wachovia Bank.

Glassware Credit Facility

On April 2, 2004, Vitrocrisa Comercial, S. de R.L. de C.V., which we refer to as “Vitrocrisa Comercial,” entered into a credit agreement with Bank of Montreal, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $65 million and established a committed revolving credit line of up to $10 million.  As of May 31, 2004, the outstanding aggregate principal amount of the loans made under the credit agreement was approximately $73 million.  The credit agreement contemplates (i) a $42 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.25% and a final amortization on April 2, 2009, which we refer to as the “Tranche A Term Loan,” (ii) a $10 million committed revolving credit line with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.0 0% and a commitment termination date of April 2, 2007, which we refer to as the “Tranche A Revolving Loan,” and (iii) a $23 million term loan with an annual floating interest rate equal to the LIBOR plus a spread ranging between 2.00% and 2.25% and a final amortization on April 2, 2007, which we refer to as the “Tranche B Loan.”  The Tranche A Term Loan and the Tranche A Revolving Loan are secured by the accounts receivable of Vitrocrisa Comercial and are guaranteed by Vitro and Vitrocrisa, S. de R.L. de C.V., which we refer to as “Vitrocrisa.”  The Tranche B Term Loan is guaranteed by Vitrocrisa, Libbey and Libbey Glass, Inc., which we refer to as “Libbey Glass.”  The credit agreement contains customary restrictive covenants including restrictions on the ability of Vitrocrisa Comercial to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investment s.  The credit agreement also contains a provision that requires that any cash generated by Vitrocrisa Comercial that is not used in its operations be used to repay the loans made under the credit agreement.  In addition, the credit agreement requires that Vitrocrisa Comercial maintain compliance with certain financial ratios.  Provided it meets certain conditions (including maintaining a certain leverage ratio), Vitrocrisa Comercial’s ability to pay dividends is unrestricted by the credit agreement.  The proceeds from the loans made under the credit agreement were used to repay short-term debt of Vitrocrisa Comercial.

Inbursa Credit Agreement

On December 31, 2003, Vitro and Vidriera Toluca, S.A. de C.V., which we refer to as “Vitolsa,” entered into a credit agreement with Banco Inbursa which provides for aggregate loans of up to $30 million.  As of May 31, 2004, the outstanding aggregate principal amount of the loans made under the credit agreements was approximately $30 million.  The loans made under the credit agreement bear an annual floating interest rate of LIBOR plus 4.00%.  The final amortization on the loans made under the credit agreement will become due on December 31, 2006.  The loans made under the credit agreement are secured by mortgages on certain real property of certain of our subsidiaries.  The credit agreement contains customary restrictive covenants including restrictions on the ability of Vitro to (i) grant certain liens on its assets and (ii) make certain investments.  In additio n, the credit agreement requires Vitro to maintain compliance with certain financial ratio covenants.  The proceeds from the loans made under the credit agreement were used to refinance certain of our indebtedness.

11 3/4 % Senior Notes due 2013

On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of 11 3/4% Senior Notes due 2013, which we refer to as the “Original 2013 Notes.”  The Original 2013 Notes are general unsecured obligations of Vitro.  The indenture governing the Original 2013 Notes contains certain customary restrictive covenants including restrictions on the ability of Vitro to (i) incur additional indebtedness, (ii) grant certain liens on its assets, (iii) make certain investments and (iv) pay dividends.  The proceeds from the issuance of the Original 2013 Notes were used to repay certain of our indebtedness.

Pursuant to a registration rights agreement Vitro entered into in connection with the issuance of the Original 2013 Notes, Vitro agreed to file a registration statement with the SEC relating to an offer to exchange the Original 2013 Notes for new 11 3/4% Senior Notes due 2013, which we refer to as the “New 2013 Notes.”  The New 2013 Notes will be free of the transfer restrictions that apply to the Original 2013 Notes, but will otherwise have substantially the same terms of the outstanding Original 2013 Notes.  We refer to the Original 2013 Notes and the New 2013 Notes, collectively, as the “2013 Notes”.  Pursuant to the terms of the registration rights agreement, if the SEC does not declare the registration statement effective within 210 days of the date of the issuance of the Original 2013 Notes or if Vitro fails to complete the offer to exchange within 240 days of the date of the issuance of the Original Notes, Vitro will be required to pay additional interest on the Original 2013 Notes at a rate of 0.50% per annum until the first anniversary of the issuance of the Original 2013 Notes and 1.00% per annum thereafter, until it completes the offer to exchange.

Trend Information

During 2004, we have seen an increase in economic activity in many of the markets in which we operate, including Mexico and the United States.  If the increase in economic activity continues, we expect that our sales volume will be positively impacted.  At the same time, our Flat Glass business unit has faced pricing pressures in recent months in its Mexican markets.  We anticipate that these pricing pressures will continue in these markets.  Additionally, the increase in the price of certain of our raw materials, in particular natural gas, and the services we use could have a negative impact on our results of operations.  In particular, if the natural gas prices remain at current levels our results of operations will be negatively affected.

Factors Affecting Our Results of Operations

Our statement of operations is affected by, among other factors, (i) the level of demand for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, of which raw materials and labor are sensitive to inflation, (iii) the relationship between the peso and the U.S. dollar and (iv) financing costs, which are incurred in both pesos and U.S. dollars.

Economic developments in Mexico and the United States affect our business

A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States.  Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.

General

In 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico started experiencing an economic slowdown.  In 2001, Mexico’s real GDP declined by 0.3%, although inflation declined to 4.4% and the peso appreciated, in nominal terms, 4.6% relative to the U.S. dollar.  The economic slowdown in the Mexican economy continued through 2002 and 2003.  In 2002 and 2003, real GDP grew by 0.9% and 1.3%, respectively, annual inflation was 5.7% and 4.0%, respectively, and the peso experienced a nominal devaluation relative to the U.S. dollar of 13.8% and 7.6%, respectively.  In 2004, economic activity in Mexico has begun to grow at a faster rate.  According to Mexico’s Instituto Nacional de Estadística, Geografía e Informática, Mexico’s real GDP grew by 3.7% on an annualized basis in the first quarter of 2004.

In 2001, the United States’ real GDP growth rate showed a marked slowdown, growing by only 0.5%.  During 2002 and 2003, the United States’ real GPD growth rates recovered steadily to 2.2% and 3.1%, respectively.  The U.S. Federal Reserve Board estimates that the annualized real GDP growth rate in the United States was 4.2% during the first quarter of 2004.  For 2001, 2002 and 2003, respectively, inflation in the United States was 1.6%, 2.4% and 1.9%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and United States economies may not continue to grow at similar rates as they have grown in the past, and the economic slowdown described above, which had a significant impact on our results of operations in 2003, may continue to negatively impact our business and our results of operations.

The majority of our manufacturing facilities are located in Mexico.  For each of the years ended December 31, 2001, 2002 and 2003, approximately 47%, 46% and 45%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso.  During the 1980s, government control over foreign currency exchange rates adversely affected our net sales and operating margins.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us.  Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as re al interest rates have increased.  Such policies have had and could have an adverse effect on us.

The current global economic slowdown, including the slowdown in the United States and Mexican economies, and other future economic developments in or affecting Mexico or the United States could impair our business, results of operations, financial position, prospects and ability to obtain financing.

Trade Liberalization

Steps taken by Mexico since the 1980s to reduce import barriers and open its economy to foreign competition, such as becoming a signatory to the General Agreement on Tariffs and Trade, which we refer to as “GATT,” and a member of the North American Free Trade Agreement, which we refer to as “NAFTA,” led to a substantial increase in imports into Mexico. Although the peso devalued, in real terms, in 1998, the trade balance of Mexico showed a deficit of $7.9 billion in 1998.  In 1999, in spite of the peso’s real appreciation relative to the U.S. dollar, the deficit decreased to $5.4 billion due to increased revenues from higher oil prices.  During 2000 and 2001, as the peso continued to appreciate in real terms, the trade balance of Mexico reached deficits of $8.0 billion and $9.7 billion, respectively. During 2002, despite the real devaluation of the peso, the trade balance of Mexico reached a deficit of $7.9 billion. We cannot predict the behavior of the Mexican trade balance in the future or the country’s ability to finance a trade deficit, if any.  With the liberalization of the Mexican economy and the implementation of NAFTA, other free trade agreements entered into by Mexico with the European Union, Chile, Costa Rica, Nicaragua, Colombia, Venezuela, Bolivia and Israel and a multilateral free trade agreement which became effective on January 1, 2001 with Guatemala, El Salvador and Honduras, manufacturers, such as us and certain of our domestic customers, have come under increased competitive pressure from imported goods.  The reduction and phase-out of import duty rates has generally limited our flexibility to adjust pricing levels to offset the effects of devaluation and inflation in Mexico.

On the other hand, the trade liberalization seen in the past few years between Mexico and its trading partners has reduced the import duties and tariffs our exported products pay upon entry to foreign countries that are signatories to free trade agreements with Mexico and the amount of regulation and delay experienced in connection with the exports of our products to such countries.  In addition, the lower tariffs paid by goods imported into Mexico, has reduced the cost of the raw materials that we import for our operations.  We believe that implementation of the free trade agreements will enhance our ability and the ability of certain of our domestic customers to increase the exports of our and their respective products to the countries that are signatories to these agreements.

Inflation and Foreign Currency Exchange Rate Fluctuations

The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates.

	For the year ended on December 31,
	2001	2002	2003
Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)	(4.6)%	13.8%	7.6%
Mexican inflation (based on changes in INPC) (1)	4.4%	5.7%	4.0%
U.S. inflation (based on changes in Consumer Price Index)(2)	1.6%	2.4%	1.9%
Inflation differential (Mexican vs. United States)(1)(2)(3)	2.8%	3.2%	2.1%
Real peso devaluation (appreciation) relative to the U.S. dollar(4)	(7.2)%	10.3%	5.4%
Free Exchange Rate as of year end(1)	Ps. 9.1695	Ps. 10.4393	Ps. 11.2372
Mexican GDP growth rate(1)	(0.3)%	0.9%	1.3%

______________

(1) Source: Banco de México

(2) Source: U.S. Bureau of Labor Statistics

(3) Compounded

(4) Peso devaluation (appreciation) in real terms = - ((Nominal peso devaluation +1) / (Inflation differential +1)) – 1

Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins

Changes in the relative value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase of our operating margins and a real appreciation of the peso will likely result in a decrease of our operating margins, in each case, when measured in pesos.  This is so because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or affected by U.S. dollars.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, certain glassware products and most chemical and packaging products, are linked to the U.S. dollar.  In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction.  The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the INPC as of the date of the most recent balance sheet included in those financial statements.  As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period.  Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 1999, 2000 and 2001, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period.  Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market.  During 2001 and 2002, sales of imported products into Mexico at prices that, in some cases, were below our fully allocated cost of producing and distributing similar products had an impact in the Mexican market and adversely affected our results of operations.  A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable.  When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos.  Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar.  This has adversely affected our results of operations in recent years and may continue to do so in the future.

Sales of products manufactured, processed or sold by us outside Mexico (principally, by Vitro America, Vitro Packaging, Comegua, and Cristalglass), as well as such subsidiaries’ expenses, are restated during a financial reporting period by adjusting such amount for the inflation observed in the country in which the subsidiary operates and then translated into pesos at the exchange rate in effect at the end of the period.  Since such subsidiaries’ revenues and expenses are generally both earned and incurred in the same currency the devaluation or appreciation of the peso has a much more limited effect on the operating margins of such subsidiaries.  However, profits, as reported in real peso terms, are substantially impacted by the devaluation or appreciation of the peso relative to the appropriate currency.

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

Inflation affects our total financing cost.  During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation.  The amount of such reduction will result in a gain from monetary position.  This gain must be offset by the reduction in real terms in the value of the monetary assets we held during such period.  Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation.  Declining levels of inflation since 1999 have resulted in lower monetary gains.

Our total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar.  Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports).  Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively.  Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency ex change losses.  The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2001.

Results of Operations

The following table sets forth, for the periods presented, selected items of our consolidated statement of operations calculated as a percentage of our consolidated net sales.

	For the year ended December 31,
	2001	2002	2003

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	70.4	71.2	72.3
Gross profit	29.6	28.8	27.7
General, administrative and selling expenses	20.2	20.4	20.3
Operating income	9.4	8.3	7.4
Total financing cost	2.5	9.3	8.0
Net income (loss)	2.7	0.5	(1.5)

#

The following table sets forth, for the periods presented, the consolidated net sales (before elimination of interdivisional sales and other), export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales (after elimination of interdivisional sales), export sales and operating income (after corporate and other eliminations) of each of our business units.  The following table does not include the results of discontinued operations.  Peso amounts set forth in the following table have been restated in millions of constant pesos as of December 31, 2003.

For the year ended December 31,
2001	2002	2003	2003
Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount

(Ps. millions, except for percentages)	($ millions)(1)
Net sales
Flat Glass	Ps. 12,550	48%	Ps. 12,160	48%	Ps. 12,316	49%	$ 1,096
Glass Containers	10,595	41%	10,608	41%	10,033	40%	893
Glassware	2,913	11%	2,749	11%	2,631	11%	234
Interdivisional sales and other	(125)	0%	(91)	0%	(26)	0%	(2)
Consolidated net sales	Ps. 25,933	100%	Ps. 25,426	100%	Ps. 24,954	100%	$ 2,221

($ millions, except for percentages)
Export sales
Flat Glass	$ 260	44%	$ 272	46%	$ 255	44%
Glass Containers	249	42%	236	40%	248	43%
Glassware	80	14%	79	13%	78	13%
Consolidated exports	$ 589	100%	$ 586	100%	$ 580	100%

(Ps. millions, except for percentages)	($ millions)(1)
Operating income (loss)
Flat Glass	Ps. 1, 419	58%	Ps. 911	43%	Ps. 1,022	55%	$ 91
Glass Containers	983	40%	1,251	59%	783	42%	70
Glassware	364	15%	275	13%	187	10%	17
Corporate and other eliminations	(324)	(13)%	(319)	(15)%	(144)	(7)%	(12)
Consolidated operating income	Ps. 2,442	100%	Ps. 2,118	100%	Ps. 1,848	100%	$ 164

______________

(1)

Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.2372 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Our consolidated net sales decreased 1.9% to approximately Ps. 24,954 million for the year ended December 31, 2003 from approximately Ps. 25,426 million for the year ended December 31, 2002.  This decrease was primarily attributable to (i) an approximately 55% decline in our Glass Containers business unit’s sales volume in the beer segment due to reduced purchasing from the business unit’s main customer in that segment in connection with the expansion of the customer’s internal glass bottle production capacity, (ii) an approximately 8% decline in our Glassware business unit’s sales volume in Mexico, primarily due to lower sales volume in Mexico and competition from Chinese imports, (iii) lower prices due to pricing pressures in many of our business units’ markets, (iv) a continued slowdown in the United States non-residential construction market that negatively impacted Vitro America& #146;s net sales, whose business is basically focused on the commercial segment of the construction market and (v) our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see “—Recent Developments—Dispositions—Envases Cuautitlán”), and our divestiture of ASA, which we sold on April 15, 2002 (see “Item 5.  Information on the Company—Business—Divestitures”).  This decline was partially offset by (i) increased sales volume in our Flat Glass business unit’s Mexican markets, resulting in approximately 10.7% more tons of flat glass sold to Mexican construction and other non-automobile customers during 2003 than in 2002, (ii) increased sales volumes by our Flat Glass business unit to both the Mexican and U.S. automotive replacement markets—approximately 6% and 18% more units in Mexico and the United States, respectively, (iii) higher sales in the United States by our Glass Container business uni t due to a shift towards higher-priced products and (iv) an increase in sales volume in Europe by our Flat Glass business unit due to the award of significant contracts to our Spanish subsidiary Cristalglass, which provided access to new markets and the increased market penetration in Portugal.

For the year ended December 31, 2003, our consolidated export sales were $580 million, a decrease of 1.0% when compared to approximately $586 million for the same period of 2002, principally due to a continued slowdown in the U.S. non-residential construction market that impacted our Flat Glass business unit’s sales in the United States.  Our export sales represented approximately 26% of our consolidated net sales for the year ended December 31, 2003.  More than 80% of our consolidated net sales for the year ended December 31, 2003 were either denominated in or sensitive to the value of the U.S. dollar.  This is due to the fact that, in addition to exports and foreign subsidiaries’ sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Consolidated net sales of our Flat Glass business unit were approximately Ps. 12,316 million for the year ended December 31, 2003, an increase of approximately 1.3% from Ps. 12,160 million for the same period in 2002.  This increase in the business unit’s sales resulted from increased sales volume in the Mexican construction and auto replacement markets, as well as the increased sales in its Spanish operations.  With respect to the construction market, the Flat Glass business unit experienced higher sales volume in Mexico due to the higher demand by certain of its major distributors and the commencement of operations of Vitro AFG, our joint venture with Asahi Industries.  During 2003, Cristalglass, our Spanish subsidiary, increased its market penetration in Portugal, and showed a growth in net sales of 41% when compared to the year ended December 31, 2002.  During 2003, Cristalglass was also awarded significant supply contracts which provided access to new markets, such as contracts to supply architectonic glass to the Spanish retailer, El Corte Inglés.  Sluggish demand in the United States’ non-residential construction market was largely responsible for the decline in the net sales of Vitro America.

Export sales of the Flat Glass business unit were approximately $255 million in the year ended December 31, 2003, a decrease of 6.3% when compared to approximately $272 million for the same period in 2002, due principally to a continued slowdown in the United States non-residential construction market, which was partially offset by increased sales in the United States automotive replacement markets.

Glass Containers Business Unit

Consolidated net sales of our Glass Containers business unit decreased 5.4% to approximately Ps. 10,033 million for the year ended December 31, 2003 from approximately Ps. 10,608 million for the same period in 2002.  This decrease was principally attributable to an approximately 55% decrease in the sales volume in the beer segment in Mexico, which was partially offset by increased sales of our aluminum can operations.  The decline in the business unit’s sales volume in the Mexican beer segment was due to reduced purchasing from its main customer in that segment in connection with the customer’s expansion of their internal glass bottle production capacity.  The divestiture of ASA during 2002, which had net sales of approximately Ps. 88 million in the period beginning on January 1, 2002 and ending on April 15, 2002, also contributed to the decrease in the business unit’s consolidated net sal es.

For the year ended December 31, 2003, export sales of the Glass Containers business unit amounted to approximately $248 million, an increase of 5.1% from approximately $236 million for the same period in 2002.  This was mainly the result of the business unit’s focus on value-added niche products and the maintenance of its existing relationships.  The focus on value-added niche products allowed the business unit’s export product mix to shift towards higher-priced products.

Glassware Business Unit

Consolidated net sales of our Glassware business unit amounted to approximately Ps. 2,631 million for the year ended December 31, 2003, a decrease of 4.3% from approximately Ps. 2,749 million for the same period in 2002.  The decrease was primarily due to (i) lower sales volume in Mexico due to lower than expected demand in certain segments and increased competition from Chinese imports and (ii) the divestiture of ECSA on September 10, 2003, which had net sales of approximately Ps. 183 million for the year ended December 31, 2002 and approximately Ps. 140 million in the period beginning on January 1, 2003 and ending on September 10, 2003.  Higher sales volume to Latin America and Europe partially offset the decline in the business unit’s consolidated net sales.

Export sales of the Glassware business unit decreased 1.0% from approximately $79 million for the year ended December 31, 2002 to approximately $78 million for the same period in 2003.

Operating Income

Our consolidated operating income decreased 12.7% from approximately Ps. 2,118 million for the year ended December 31, 2002 to approximately Ps. 1,848 million for the same period in 2003.  The decrease was mainly due to the decrease in our consolidated net sales and increased energy and natural gas prices, which we mitigated through our price-hedging strategy and the start-up of the cogeneration project.  This decrease in our consolidated operating income was partially offset by a 2.7% decrease in our general, administrative and selling expenses from approximately Ps. 5,199 million for the year ended December 31, 2002 to approximately Ps. 5,059 million for the same period in 2003 as a result of our expense reduction program.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 1,022 million for the year ended December 31, 2003, an increase of 12.2% from Ps. 911 million for the same period in 2002.  During 2003, as a result of our commitment to reduce costs and realign our product mix, the Flat Glass business unit focused on increasing efficiencies at its facilities by automating certain processes and by reducing expenses especially within the sales and distribution departments.  Together with the business unit’s increased consolidated net sales and the write-off of approximately $7 million of obsolete and damaged inventory the business unit recorded during 2002, these cost reductions resulted in the increase of the Flat Glass business unit’s operating income.  The increase in operating income was partially offset by increased cost of goods sold resulting from increased energy prices.

Glass Containers Business Unit

The operating income of our Glass Containers business unit decreased 37.4% from approximately Ps. 1,251 million for the year ended December 31, 2002 to approximately Ps. 783 million for the same period in 2003.  This decrease in operating income for the year was mainly due to (i) the decrease in the business unit’s sales, (ii) higher per unit costs due to lower capacity utilization resulting from the reduction of the business unit’s sales volume in the beer segment, which decreased our fixed cost absorption, (iii) the divestiture of ASA, which contributed approximately Ps. 11 million of operating income for the period beginning on January 1, 2002 and ending on April 15, 2002 and (iv) higher energy costs due primarily to higher natural gas prices.

Glassware Business Unit

For the year ended December 31, 2003, operating income of our Glassware business unit was approximately Ps. 187 million, a decrease of 32.0% from approximately Ps. 275 million for the same period of 2002.  The decrease in the business unit’s operating income resulted primarily from the decrease in its consolidated net sales and increased energy costs due to the increase in the price of natural gas.

Total Financing Cost

Our total financing cost decreased by approximately Ps. 357 million from approximately Ps. 2,353 million for the year ended December 31, 2002 to approximately Ps. 1,996 million for the same period of 2003.  This decrease in total financing cost was primarily due to a lower exchange loss of approximately Ps. 1,605 million in 2002 compared to an approximately Ps. 781 million exchange loss for the same period of 2003.  The lower exchange loss was due primarily to the 7.6% devaluation of the Mexican peso against the U.S. dollar during 2003 compared to the 13.8% devaluation of the Mexican peso against the U.S. dollar during 2002.  The exchange loss, which is a non-cash item, was partially offset by a lower gain from monetary position of approximately Ps. 239 due the lower inflation during 2003 than in 2002.

Taxes and Workers’ Profit Sharing

For the year ended December 31, 2003, we recorded an expense of Ps. 86 million from income tax, tax on assets and workers’ profit sharing, as compared to a net benefit of Ps. 436 million for the same period in 2002 due principally to an increase in deferred income taxes.  The recording during 2002 of the gradual decrease in income tax rates from 35% in 2002 to 32% in 2005 and the effect of a higher devaluation of the Mexican peso during 2002, when compared to 2003, resulted in higher losses in 2003.

Net Income (loss)

Our net income decreased approximately Ps. 511 million from approximately Ps. 127 million for the year ended December 31, 2002 to a loss of approximately Ps. 384 million for the same period in 2003.  This decrease resulted from the aforementioned reasons and because our results of operations for the year ended December 31, 2002 included an approximately Ps. 481 million gain from the sale of our 51% interest in Vitromatic to Whirlpool, which was partially offset by a net loss by Vitromatic of approximately Ps. 122 million for the six months ended June 30, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Our consolidated net sales decreased 2.0% to Ps. 25,426 million in 2002 from Ps. 25,933 million in 2001.  This decrease was mainly attributable to (i) the decline in sales of Vitro America, our U.S. flat glass subsidiary, by Ps. 450 million, (ii) the divestiture of ASA, which had sales of Ps. 302 million in 2001 and Ps. 88 million during the period between January 1, 2002 and April 15, 2002, (iii) pricing reductions for our products arising from the slowdown in the United States and Mexican economies and (iv) lower sales volume, mainly in our Glassware business unit, due to increased competition from imports sold into Mexico.  The decrease in our net sales was partially offset by the net sales of Cristalglass, which are included in our consolidated net sales for the year ended December 31, 2002 and only eight months for the same period ended December 31, 2001.

For the year ended December 31, 2002, our consolidated export sales were $586 million, a decrease of 0.5% when compared to $589 million for the same period of 2001, principally due to the slowdown of the United States economy and the resulting reduction in the volume of products demanded.  Our export sales represented approximately 25% of our consolidated net sales for the year ended December 31, 2002.  More than 80% of our consolidated net sales for the year ended December 31, 2002 were either denominated in or sensitive to the value of the U.S. dollar.  This is due to the fact that, in addition to exports and foreign subsidiaries’ sales, a significant portion of the sale prices of our products in Mexico was generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Consolidated net sales of our Flat Glass business unit were Ps. 12,160 million for the year ended December 31, 2002, a decrease of 3.1% from Ps. 12,550 million for the same period of 2001.  This decrease was attributable primarily to (i) the decline in sales volume of Vitro America due to the continued slowdown in the U.S. non-residential construction glass industry, (ii) the slowdown in the OEM component of the automobile industry due to the slowdown in the United States economy and (iii) lower sales prices in the Mexican construction industry reflecting increased competition from imports sold into Mexico. The decrease in consolidated net sales for 2002 was partially offset by inclusion of the yearly sales of Cristalglass, our subsidiary in Spain, which in 2001 contributed to only for eight months of the Flat Glass business unit’s consolidated net sales.

Export sales of the Flat Glass business unit were $272 million in the year ended on December 31, 2002, an increase of 4.6% when compared to export sales of $260 million in the same period of 2001, as a result of higher sales to our foreign subsidiaries, which during 2002 shifted their purchases away from third parties and towards us.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 0.1% to Ps. 10,608 million for the year ended December 31, 2002 from Ps. 10,595 million for the same period of 2001.  The increase was principally attributable to an increase in the sales volume in the beer, wine and liquor, pharmaceutical and cosmetic segments in Mexico, which was partially offset by a price reduction in some segments, most notably in the beer segment, a reduction in volume in wine segment exports and the divestiture of ASA in April 2002.

For the year ended December 31, 2002, export sales of the Glass Containers business unit amounted to $236 million, a decrease of 5.2% from $249 million for the same period of 2001, primarily due to lower sales volume mainly in the wine segment and the general impact on the business of the slowdown of the United States market.

Glassware Business Unit

Consolidated net sales of our Glassware business unit amounted to Ps. 2,749 million for the year ended December 31, 2002, a decrease of 5.6% from Ps. 2,913 million for the same period of 2001.  The decrease in consolidated net sales was primarily attributable to (i) lower sales volumes (mainly in the first part of the year) due to the slowdown in the U.S. and Mexican economies and (ii) lower sales volumes sold to the Mexican market as a result of an increase in competition from Asian imports into Mexico, mainly in the low-end products segment of the commercial market.  This decrease in domestic net sales was offset in part by increased sales in the advertisement and promotional segment in Mexico.  During 2002, the prices of our products remained stable.

Export sales of the Glassware business unit decreased 1.3% from $80 million for the year ended on December 31, 2001 to $79 million for the same period of 2002.  This decrease mainly reflected lower sales volume in the commercial segment, mainly in the U.S. market, but also in Europe and Latin America due to increased competition in those markets.

Operating Income

Our consolidated operating income decreased 13.3% from Ps. 2,442 million in 2001 to Ps. 2,118 million during 2002.  This decrease was due primarily to the reduction in our consolidated net sales described above and higher cost of goods sold due to the write-off of approximately $7 million of obsolete and damaged inventory of our Flat Glass business unit.  This effect on our operating income was partially offset by a decrease of 0.9% in our cost of goods sold from Ps. 18,269 million for the year ended on December 31, 2001 to Ps. 18,109 million for the same period of 2002.  The decrease in our cost of goods sold was primarily attributable to declines in the cost of goods sold in our Glass Containers and Glassware business units, which had lower depreciation expense due to the shutdown of a facility in Mexicali, Mexico and lower raw materials costs due to lower activity, respectively, and to the sale of ASA in April 2002.  Our general, administrative and selling expenses decreased by 0.4% from approximately Ps. 5,222 million in 2001 to approximately Ps. 5,199 million in 2002 due to our expense reduction program, as well as the divestiture of ASA, and despite the inclusion of Cristalglass’ expenses for the full year during 2002 as compared to only eight months during 2001.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 911 million for the year ended on December 31, 2002, a decrease of 35.8% from Ps. 1,419 million for the same period of 2001.  This decrease was primarily due to (i) the decrease in consolidated net sales of the Flat Glass business unit described above, (ii) higher cost of goods sold due to the write-off of approximately $7 million of obsolete and damaged inventory of the business unit and (iii) increases in freight, energy and maintenance expenses. The increase in cost of goods sold was partially offset by a decrease in packaging costs.

Glass Containers Business Unit

The operating income of our Glass Containers business unit increased 27.3% from Ps. 983 million in the year ended on December 31, 2001 to Ps. 1,251 million in the year ended December 31, 2002, primarily due to (i) improved fixed cost absorption as a result of higher sales volumes (i.e., the reduction in costs per unit as a result of increased sales volume which resulted in the allocation of our fixed costs to more units), (ii) lower per unit cost of goods sold as a result of longer production runs and (iii) a decrease in cost of goods sold as a result of lower freight costs and lower depreciation expense related to the shutdown of the business unit’s glass containers facility located in Mexicali, Mexico.  During 2002, prices of the business unit’s products remained stable.

Glassware Business Unit

For the year ended on December 31, 2002, operating income of our Glassware business unit was Ps. 275 million, a decrease of 24.5% from Ps. 364 million for the same period of 2001.  This decrease was attributable to the decrease in consolidated net sales described above, which was partially offset by a decrease in our cost of goods sold.  The decrease in our cost of goods sold resulted mainly from a reduction in our energy costs and raw material consumption in the glass segment of the business due to the lower volume of sales, which was partially offset by an increase in our cost of goods in the plastic segment of the business, due to higher prices of resin, which are sensitive to oil and related products prices.

Total Financing Cost

Our total financing cost increased by Ps. 1,712 million from Ps. 641 million for the year ended on December 31, 2001 to Ps. 2,353 million for the same period of 2002.  This increase in total financing cost was primarily due to a change from an exchange gain of Ps. 601 million in 2001 to an exchange loss of Ps. 1,605 million for the same period of 2002, due to the nominal devaluation of the peso against the U.S. dollar from 2001 to 2002.  The exchange loss, which is a non-cash item, was partially offset by lower interest expense resulting from lower short-term U.S. dollar- and peso-denominated interest rates.

Taxes and Workers’ Profit Sharing

For the year ended December 31, 2002, we recorded a net benefit of Ps. 436 million from income tax, tax on assets and workers’ profit sharing, as compared to an expense of Ps. 457 million for the same period of 2001.  This change was primarily due to (i) a benefit in deferred taxes due to the reduction of the corporate income tax rate resulting from the tax reform passed by the Mexican Congress, (ii) lower operating earnings and (iii) the tax effect of the exchange loss in total financing cost.

Net Income

Our net income decreased Ps. 564 million from Ps. 691 million for the year ended on December 31, 2001 to Ps. 127 million for the same period of 2002.  This decrease resulted from decreases in net sales and increases in financing cost, which were partially offset by lower taxes and workers’ profit sharing.

#

LIQUIDITY AND CAPITAL RESOURCES

As of May 31, 2004, we had cash and cash equivalents totaling approximately Ps. 968 million ($85 million).  Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States.

Under Mexican GAAP, our consolidated statement of changes in financial position identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos.  Thus, the changes shown in the statements of changes in financial position included in our consolidated financial statements do not necessarily represent cash flow activities.  Accordingly, the discussion of cash flows presented in the following paragraph and under “—Changes in Working Capital” are based on the reconciliation to U.S. GAAP included in note 22 to our audited consolidated financial statements.

Net cash generated from continuing operations for the year ended December 31, 2003 was approximately Ps. 1,262 million ($112 million), an increase of 6.1%  from approximately Ps. 1,189 million of net cash generated from continuing operations for the year ended December 31, 2002.  This increase was primarily due to a lower investment in net working capital during 2003.  The net cash generated from continuing operations for the year ended December 31, 2003 was used to partially fund (i) our capital expenditures in 2003, which were approximately Ps. 1,442 million and (ii) the approximately Ps. 635 million employed in financing activities, including the payment of a Ps. 231 million dividend.

Changes in Working Capital

As of December 31, 2003, our net working capital increased by approximately Ps. 651 million when compared to our net working capital as of December 31, 2002. This increase was principally due to (i) an increase of approximately Ps. 226 million in other current assets due principally to a larger reserved amount relating to certain of our accounts receivable factoring programs, (ii) a reduction of approximately Ps. 189 million of accounts payable resulting from our efforts to return to historic levels of accounts payables and (iii) pension funding payments of approximately Ps. 157 million.

We expect that funds generated from continued operations, together with the incurrence of debt and the net proceeds from divestitures, will be sufficient to meet any investment in net working capital requirements during 2004.

Capital Expenditures

We operate in capital-intensive industries and require ongoing investments to update our assets and technology.  Over the past years, funds for those investments and for working capital needs, joint venture transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, short- and long-term debt and, to a lesser extent, divestitures.

Our capital expenditures program is focused on new investments in, technological upgrades to and maintenance of, our manufacturing facilities, as well as expansion of our production capacity. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations, as such may be in effect from time to time.

During 2004, we expect to make capital expenditures in excess of $100 million as follows:

•

the capital expenditures required to refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass tanks located in Monterrey, Mexico, which we estimate will be approximately $21 million;

•

the capital expenditures required for the installation, in some of our furnaces, of the technology that will allow these furnaces to use an alternative source of fuel, which we estimate will be approximately $17 million;

•

the capital expenditures required to build the double glazing facilities that we expect to open in Spain in 2004, which we estimate will be approximately $9 million; and

•

the remaining capital expenditures in 2004 will be focused on (i) providing maintenance to or upgrading the installed technology of several of our other facilities, (ii) purchasing equipment and making other expenditures relating to obtaining Industria Limpia certificates for each of our Mexican facilities, which capital expenditures we estimate will be approximately $1 million in 2004, (iii) expanding the production capacity at certain of our facilities and (iv) purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations.

We expect to finance the capital expenditures discussed above with cash flow generated by our operations and through the incurrence of additional debt.

For the year ended December 31, 2003, our capital expenditures totaled approximately Ps. 1,776 million ($158 million), an increase of 66% compared with the capital expenditures for the same period in 2002.  Capital expenditures during 2003 was made primarily in our Flat Glass and Glass Containers business units.  Our Flat Glass business unit accounted for 48% of our total capital expenditures, which expenditures were mainly used in connection with Vitro AFG, our joint venture with AFG Industries, as well as the refurbishment of one of our furnaces in Monterrey. Approximately 44% of our capital expenditures for the year ended December 31, 2003 was made by our Glass Containers business unit, mainly for the refurbishment of its furnace in Querétaro, Mexico and maintenance in both its Mexican and Central American facilities. Approximately 6% and 2% of our capital expenditures were made by our Glassware business unit and our corporat e offices, respectively, mainly for maintenance purposes.

For the year ended December 31, 2002, our capital expenditures amounted to approximately Ps. 1,067 million ($95 million). The largest investment project was in our Glass Containers and Glassware business units for the expansion of one of our glass containers furnaces in Guadalajara, Mexico and a glassware furnace in Monterrey, Mexico. The remaining amount was mostly used for maintenance programs.

For the year ended December 31, 2001, our capital expenditures amounted to approximately Ps. 888 million ($79 million). Our single largest investment project was in Vitro OCF, in which we invested approximately Ps. 201 million ($18 million) for the expansion of one of Vitro OCF’s existing furnaces. Other investments were focused on maintenance and capacity expansions.

The capital expenditures described above do not include amounts that we have spent in connection with acquisition of companies, which amounted to approximately Ps. 494 million ($44 million) and Ps. 9 million ($1 million) in 2001 and 2002, respectively.  In 2003, we did not acquire any companies.

Description of Our Indebtedness

Short-Term Debt.    Our short-term debt consists primarily of unsecured borrowing arrangements with Mexican and foreign banks and commercial paper programs denominated in both U.S. dollars and Mexican pesos.  We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks.  Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 3.0% above LIBOR, for the U.S. dollar-denominated loans, and floating market rates, for the peso-denominated loans.  As of December 31, 2003 and May 31, 2004, we had approximately Ps. 2,257 million ($201 million) and Ps. 2,487 million ($218 million), respectively, of short-term debt, excluding the current portion of long-term debt.

The following table sets forth the aggregate amounts of our outstanding short- and long-term debt as of May 31, 2004.  Peso amounts set forth in the following table have been restated in millions of constant pesos as of May 31, 2004.

	As of May 31, 2004
	(Ps. millions)	($ millions)(1)
Short-term debt(2)(3)	Ps. 4,119	$ 361
Long-term debt(4)(5)	11,623	1,018

____________

(1)

Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 11.4147 pesos per one U.S. dollar, the Free Exchange Rate on May 31, 2004.

(2)

Includes the current portion of our long-term debt.  If the current portion of our long-term debt were excluded, the aggregate amount of our outstanding short-term debt as of May 31, 2004 was Ps. 2,487 million ($218 million).

(3)

Approximately 79% of the aggregate amount of our short-term debt as of May 31, 2004 was denominated in U.S. dollars.  If the current portion of our long-term debt were excluded from our outstanding short-term debt, approximately 80% of the aggregate amount of our short-term debt as of May 31, 2004 was denominated in U.S. dollars.

(4)

Excludes the current portion of our long-term debt.  If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of May 31, 2004 was Ps. 13,254 million ($1,161 million).

(5)

Approximately 72% of the aggregate amount of our long-term debt as of May 31, 2004 was denominated in U.S. dollars.  If the current portion of our long-term debt were included within our outstanding long-term debt, approximately 33% of the aggregate amount of our long-term debt as of May 31, 2004 was denominated in U.S. dollars.

Long-Term Debt.    As of December 31, 2003 and May 31, 2004, we had approximately Ps. 13,581 million ($1,209 million) and Ps. 13,254 million ($1,161 million), respectively, of long-term debt, including the current portion of long-term debt.

Our Glass Containers business unit is currently evaluating several possible financing transactions, including the possibility of an offering by Vitro Envases Norteamérica, S.A. de C.V., which we refer to as “VENA,” of approximately $150 million aggregate principal amount of senior secured guaranteed notes.  In addition, our Glass Containers business unit intends to seek additional long-term borrowings from third parties.

The following description of certain of the agreements and instruments governing our indebtedness is limited to those agreements pursuant to which more than $20 million (or its equivalent in pesos) of long-term debt was outstanding (or could be incurred) as of May 31, 2004 and certain other long-term debt.

Facility	Outstanding Principal Amount as of May 31, 2004	Interest Rate and Payment Dates	Final Amortization/ Maturity
HOLDING COMPANY

1999-3 UDI-Denominated Certificados Bursátiles Issuer: Vitro	UDI 50 million (Ps. 171 million or $15 million)	Interest Rate: 175 basis points above the 5-year UDI-denominated government bond rate per annum. Interest Payment Dates: Quarterly beginning on January 12, 2000.	October 12, 2004
1999-1 UDI-Denominated Certificados Bursátiles Issuer: Vitro	UDI 200 million (Ps. 684 million or $60 million)	Interest Rate: 9.0% per annum. Interest Payment Dates: Quarterly beginning on September 7, 1999.	June 7, 2006
1999-2 UDI- Denominated Certificados Bursátiles Issuer: Vitro	UDI 155 million (Ps. 530 million or $46 million)	Interest Rate: 9.9% per annum. Interest Payment Dates: Quarterly beginning on January 12, 2000.	October 12, 2006
Inbursa-Vitro Credit Agreement Borrower: Vitro and Vitolsa	$30 million	Interest Rate: LIBOR plus 4%. Amortization: Annually beginning on December 31, 2004. Interest Payment Dates: Monthly beginning on March 30, 2004.	December 31, 2006
11⅜% Vicap Notes Issuer: SOFIVSA Guarantor: Vitro	$182 million	Interest Rate: 11⅜% per annum. Interest Rate Payment Dates: Semi-annually on May 15 and November 15 of each year.	May 15, 2007

2002 Peso-Denominated Certificados Bursátiles Issuer: Vitro	Ps. 360 million ($32 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on October 10, 2002.	October 2, 2008
2002 Peso-Denominated Certificados Bursátiles Issuer: Vitro	Ps. 1 billion ($88 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on December 30, 2002.	December 22, 2008
2003 Peso-Denominated Certificados Bursátiles Issuer: Vitro	Ps. 150 million ($13 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Payment Dates: Interest is paid every 28 days beginning on February 13, 2003.	February 5, 2009
11½% 2009 Notes Issuer: Vitro	$44 million	Interest Rate: 11½% per annum. Interest Payment Dates: Semi-annually on April 30 and October 30 of each year.	April 30, 2009
11¾% 2013 Notes Issuer: Vitro	$225 million	Interest Rate: 11¾% per annum. Interest Rate Payment Dates: Semi-annually on May 1 and November 1 of each year.	November 1, 2013
FLAT GLASS BUSINESS UNIT

Bank of America-Vitro America Credit Agreement Borrower: Vitro America Guarantor: VVP Holdings, Inc.	$1.9 million ($13 million letter of credit issued)	Interest Rate: Bank of America’s prime rate plus a spread between 0.25% per annum or 1.00% or LIBOR plus a spread between 2.00% and 2.75% per annum.	June 26, 2006
Banamex-Viplamex Credit Agreements Borrower: Viplamex Guarantor: Vitro Plan	$19 million	Interest Rate: LIBOR plus 2.26% per annum. Amortization and Interest Payment Dates: Semi-annually beginning on March 25, 1997.	September 4, 2006
Flat Glass Credit Facility Borrowers: Vitro Plan, VVP Holding Corp., VVP Syndication Inc. Guarantors: Each of Vitro Plan’s material wholly owned subsidiaries	Tranche A: $68 million	Interest Rate Tranche A: Year 1: LIBOR plus 1.875% Year 2: LIBOR plus 2.000% Year 3: LIBOR plus 2.125% Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.	Tranche A: March 27, 2006
Tranche B: $64 million

Interest Rate Tranche B:

Year 1:  LIBOR plus 2.250%

Year 2:  LIBOR plus 2.375%

Year 3:  LIBOR plus 2.500%

Year 4:  LIBOR plus 2.625%

Year 5:  LIBOR plus 2.750%

Amortization and Interest Payment Dates:  Semi-annually beginning on September 27, 2004.

Tranche B: March 27, 2008
Tranche C: Ps. 565 million ($49 million)

Rate Tranche C:

Year 1:  TIIE 28d plus 2.000%

Year 2:  TIIE 28d plus 2.125%

Year 3:  TIIE 28d plus 2.250%

Year 4:  TIIE 28d plus 2.375%

Amortization and Interest Payment Dates:  Semi-annually beginning on September 27, 2003.

Tranche C: March 27, 2007
GLASS CONTAINERS BUSINESS UNIT

Glass Containers Credit Facility Borrower: COVISA Guarantors: Vitro Packaging, VENA and Vitro	$106 million	Interest Rate: LIBOR plus a spread between 1.75% and 2.25%. Amortization and Interest Payment Dates: Quarterly beginning on November 14, 2001.	August 21, 2006
GLASSWARE BUSINESS UNIT

Glassware Credit Facility Borrower: Vitrocrisa Comercial Tranche A Guarantors: Vitro and Vitrocrisa Tranche B Guarantors: Libbey, Libbey Glass and Vitrocrisa	Tranche A Term Loan: $42 million

Interest Rate Tranche A Term Loan:

Year 1:  LIBOR plus 2.750%

Year 2:  LIBOR plus 2.875%

Year 3:  LIBOR plus 3.000%

Year 4:  LIBOR plus 3.125%

Year 5:  LIBOR plus 3.250%

Decreasing upon meeting certain debt ratios

Amortization Dates: Quarterly beginning on July 6, 2004.

Interest Payment Dates: 1, 2, 3 or 6 months at the choosing of the Borrower.

Tranche A Term Loan: April 2, 2009
	Tranche A Revolving Loan: $8 million	Interest Rate Tranche A Revolving Loan: Year 1: LIBOR plus 2.750% Year 2: LIBOR plus 2.875% Year 3: LIBOR plus 3.000%	Tranche A Revolving Loan: Commitment terminates on April 2, 2007

Tranche B: $23 million

Interest Rate Tranche B:

Year 1:  LIBOR plus 2.000%

Year 2:  LIBOR plus 2.125%

Year 3:  LIBOR plus 2.250%

Amortization: Quarterly beginning on October 2, 2006. Interest Payment Dates: 1, 2, 3 or 6 months at the choosing of the Borrower.

Tranche B: April 2, 2007

Below is a summary of the terms of the foregoing facilities or securities.

Holding Company

1999-3 UDI-Denominated Certificados Bursátiles.    On October 12, 1999, we issued Certificados Bursátiles or medium-term notes with an aggregate principal amount of UDI 50 million.  The Certificados Bursátiles were issued under a single financing program, which was approved by the CNBV.  At issuance, Fitch Mexico rated the Certificados Bursátiles at AA-(mex).  As of May 31, 2004, there was UDI 50 million aggregate principal amount of Certificados Bursátiles outstanding.  The Certificados Bursátiles bear an annual floating interest rate of 175 basis points over the 5-year UDI-denominated government bond rate and mature on October 12, 2004, at which point the entire aggregate principal amount will become due.  The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose an y restrictive covenants on us.  In January 2001, we entered into a swap agreement which had the effect of converting our payment obligations in UDIs under the Certificados Bursátiles into payment obligations in dollars.  In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos.  In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

1999-1 UDI-Denominated Certificados Bursátiles.    On June 7, 1999, we issued Certificados Bursátiles or medium-term notes with an aggregate principal amount of UDI 200 million.  The Certificados Bursátiles were issued under a single financing program, which was approved by the CNBV.  At issuance, Fitch Mexico rated the Certificados Bursátiles at AA-(mex).  As of May 31, 2004, there was UDI 200 million aggregate principal amount of Certificados Bursátiles outstanding.  The Certificados Bursátiles bear an annual fixed interest rate of 9.0% and mature on June 7, 2006, at which point the entire aggregate principal amount will become due.  The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us.  In January 2001, we entered into a swap agreeme nt which had the effect of converting (i) our payment obligations in UDIs under the Certificados Bursátiles into payment obligations in dollars and (ii) the Certificados Bursátiles’ 9.0% fixed interest rate calculated over UDI’s into a 8.58% fixed interest rate calculated over U.S. dollars.  In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos.  In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

1999-2 UDI-Denominated Certificados Bursátiles.    On October 12, 1999, we issued Certificados Bursátiles or medium-term notes with an aggregate principal amount of UDI 155 million.  The Certificados Bursátiles were issued under a single financing program, which was approved by the CNBV.  At issuance, Fitch Mexico rated the Certificados Bursátiles at AA-(mex).  As of May 31, 2004, there was UDI 155 million aggregate principal amount of Certificados Bursátiles outstanding.  The Certificados Bursátiles bear an annual 9.9% fixed interest rate and mature on October 12, 2006, at which point the entire aggregate principal amount will become due.  The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us.  In January 2001, we en tered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the Certificados Bursátiles into payment obligations in dollars and (ii) the Certificados Bursátiles’ 9.9% fixed interest rate calculated over UDIs into a 9.48% fixed interest rate calculated over U.S. dollars.  In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos.  In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

Inbursa-Vitro Credit Agreement.    On December 31, 2003, Vitro, S.A. de C.V. and Vidriera Toluca, S.A. de C.V., which we refer to as “Vitolsa,” entered into a credit agreement with Banco Inbursa which provides for aggregate loans of up to $30 million.  As of May 31, 2004, the outstanding aggregate principal amount of the loans made under the credit agreements was approximately $30 million.  The loans made under the credit agreement bear an annual floating interest rate of LIBOR plus 4.00%.  The final amortization on the loans made under the credit agreement will become due on December 31, 2006.  The loans made under the credit agreement are secured by mortgages on certain real property of certain of our subsidiaries.  The credit agreement contain customary restrictive covenants including restrictions on the ability of Vitro, S.A. de C.V. to (i) grant certain liens on its assets and (ii) make certain investments.  In addition, the credit agreement requires that Vitro, S.A. de C.V. maintain compliance with certain financial ratio covenants.  Vitro’s ability to pay dividends is unrestricted by the credit agreement.  The proceeds from the loans made under the credit agreement were used to refinance certain of our indebtedness.

Vicap Notes.    On May 13, 1997, Vicap, S.A. de C. V., which we refer to as “Vicap,” Vitro’s wholly owned subsidiary and financing vehicle in Mexico, completed an offering under Rule 144A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act” in the international capital markets of $250 million aggregate principal amount of its 11⅜% Guaranteed Notes due 2007, unconditionally guaranteed by Vitro, which we refer to as the “Old Vicap Notes.”

On November 18, 1998, in accordance with the terms of a registration rights agreement entered into at the time of the Old Vicap Notes, Vicap and Vitro consummated their offer to exchange the Old Vicap Notes for notes of Vicap with an aggregate principal amount of $250 million that were registered under the Securities Act, which we refer to as the “New Vicap Notes”.  The aggregate principal amount of Old Vicap Notes that were exchanged in the exchange offer for New Vicap Notes was $231,825,000.  Pursuant to the undertaking by the Vicap and Vitro in the registration statement filed in connection with the Exchange Offer, Vicap and Vitro removed from registration all the New Vicap Notes that remained unexchanged as of November 18, 1998.  Accordingly, as of November 18, 1998 there were outstanding approximately $232 million and $18 million, respectively, of New Vicap Notes and Old Vicap Notes, which we refer to the Old Vica p Notes and the New Vicap Notes collectively as the “Vicap Notes”.

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

The Vicap Notes are debt securities issued under an Indenture dated as of May 1, 1997, which we refer to as the “Indenture” among Vicap, as issuer, Vitro, as guarantor, and The Chase Manhattan Bank, as trustee.  The Vicap Notes and the guarantee by Vitro are general, senior unsecured obligations, respectively, of Vicap and Vitro and rank pari passu with senior unsecured obligations, respectively of Vicap and Vitro (other than obligations given preference by statute).  However, obligations of Vitro to its creditors, including holders of the Vicap Notes, are effectively subordinated in right of payment to all direct liabilities of its subsidiaries.  The Vicap Notes are redeemable at the option of Vicap after May 15, 2002, at defined redemption prices plus accrued interest on the redemption date.  The Indenture contains covenants limiting, among other things, the ability of Vitro and/or its Restricted Subsidiaries (a s defined therein) to incur additional indebtedness, pay dividends or make certain investments, engage in transactions with affiliates, engage in mergers and consolidations and create or permit liens.

On January 31, 2001, Servicios y Operaciones Financieras Vitro, S.A. de C.V., a wholly owned subsidiary of Vitro which we refer to as “SOFIVSA,” entered into a merger agreement with Vicap and upon consummation of the merger contemplated therein, SOFIVSA became the surviving entity.  On the same date, SOFIVSA, as issuer, Vitro, as guarantor, and The Chase Manhattan Bank, as trustee, entered into a supplemental indenture pursuant to which SOFIVSA expressly assumed all of the obligations of Vicap under the notes and the Indenture.  As of the filing of this annual report, we had purchased Vicap Notes with an aggregate principal amount of $68.3 million, $33.3 million of which were canceled.

2002-2003 Peso-Denominated Certificados Bursátiles.    On October 10, 2002, we established a Certificados Bursátiles or medium-term notes program under which we can issue up to an aggregate principal amount of Ps. 2.5 billion.  Our program was approved by the CNBV.  Each Certificado Bursátil issued under the program must be denominated in pesos and have a maturity in excess of one year.  The program will expire on October 10, 2006.

On October 10, 2002, we issued Certificados Bursátiles with an aggregate principal amount of Ps. 360 million.  The Certificados Bursátiles were issued under the program referenced above.  At issuance, Fitch Mexico rated the Certificados Bursátiles at AA-(mex).  The Certificados Bursátiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on October 2, 2008, at which point the entire aggregate principal amount will become due.  The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us.

On December 30, 2002, we issued Certificados Bursátiles with an aggregate principal amount of Ps. 1 billion.  The Certificados Bursátiles were issued under the program referenced above.  At issuance, Fitch Mexico rated the Certificados Bursátiles at AA-(mex).  The Certificados Bursátiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on December 22, 2008, at which point the entire aggregate principal amount will become due.  The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us.

On February 13, 2003, we issued Certificados Bursátiles with an aggregate principal amount of Ps. 1.14 billion.  The Certificados Bursátiles were issued under the program referenced above.  At issuance, Fitch Mexico rated the Certificados Bursátiles at AA-(mex).  The Certificados Bursátiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on February 5, 2009, at which point the entire aggregate principal amount will become due.  The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us.  As of the filing of this annual report, we had purchased Certificados Bursátiles from this issuance for approximately Ps. 990 million ($87 million), approximately Ps. 807 million ($71 million) of which were cancelled.

11½% Senior Notes due 2009.    On April 30, 2002, we sold $88.35 million aggregate principal amount of 11½% Senior Notes due 2009, which we refer to as the “2009 Senior Notes,” to CSFBI, an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million.  The notes bear a fixed annual interest rate of 11.50%.  The 2009 Senior Notes are senior, unsecured debt securities governed by an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee.  The indenture contains customary covenants.

A portion of the net proceeds of the sale of the 2009 Senior Notes, in the amount of $38.8 million, was used to pay a portion of the principal and accrued interest of the $175 million aggregate principal amount 10¼%  Guaranteed Notes due in 2002 issued by our wholly owned subsidiary SOFIVSA, and guaranteed by us, which matured on May 15, 2002.  The remaining proceeds, in the amount of $39.1 million, were used to purchase 13.889% Credit Linked Notes issued by Credit Suisse First Boston Corporation, acting through its Nassau branch, which we refer to as the “CLN Issuer,” with an aggregate principal amount of $40 million.  Under the terms of the 13.889% Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default with respect to our indebtedness, a restructuring of our in debtedness or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the 13.889% Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of the Vicap Notes.  As a result, if a Credit Event occurs and we are not able to cure such Credit Event within the applicable period, we may lose the entire amount that we invested in the 13.889% Credit Linked Notes.  As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the 13.889% Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the 13.889% Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Concurrently with the issuance of the 2009 Senior Notes and the purchase of the 13.889% Credit Linked Notes, we entered into a swap agreement with CSFBI pursuant to which we agreed to make certain payments on April 30 of each year, beginning on April 30, 2003 and ending on April 30, 2006, to CSFBI calculated with respect to an original notional amount of $80 million if a proportional part of the 2009 Senior Notes have not been sold by CSFBI at that time and the market price of the Vicap Notes has declined from an initial benchmark price which is based on the price paid by CSFBI for the 2009 Senior Notes.

In accordance with the swap transaction, we have already paid to CSFBI a notional amount of approximately $44 million of the $88.35 million aggregate principal amount of the 2009 Senior Notes.  As of the date of this annual report, the outstanding aggregate principal amount of the 13.889% Credit Linked Notes is approximately $20 million and the outstanding aggregate principal amount of the 2009 Senior Notes is approximately $44 million.

11 3/4% Senior Notes due 2013.    On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of Original 2013 Notes.  The Original 2013 Notes are general unsecured obligations of Vitro.  The indenture governing the Original 2013 Notes contains certain customary restrictive covenants including restrictions on the ability of Vitro to (i) incur additional indebtedness, (ii) grant certain liens on its assets, (iii) make certain investments and (iv) pay dividends.  The proceeds from the issuance of the Original 2013 Notes were used to repay certain of our indebtedness.

Pursuant to a registration rights agreement Vitro, S.A. de C.V. entered into in connection with the issuance of the Original 2013 Notes, Vitro agreed to file a registration statement with the SEC relating to an offer to exchange the Original 2013 Notes for New 2013 Notes.  The New 2013 Notes will be free of the transfer restrictions that apply to the Original 2013 Notes, but will otherwise have substantially the same terms of the outstanding Original 2013 Notes.  Pursuant to the terms of the registration rights agreement, if the SEC does not declare the registration statement effective within 210 days of the date of the issuance of the Original 2013 Notes or if Vitro fails to complete the offer to exchange within 240 days of the date of the issuance of the Original Notes, Vitro will be required to pay additional interest at a rate of 0.50% per annum until the first anniversary of the issuance of the Original 2013 Notes and 1.00% per annum thereafter, until it completes the offer to exchange.

Flat Glass Business Unit

Bank of America-Vitro America Credit Agreement.    On January 31, 1997, Vitro America entered into a credit agreement with Bank of America which provided for a revolving line of credit of up to $50 million.  On June 27, 2003, Vitro America and Bank of America amended the credit agreement to (i) reduce the maximum amount borrowable under the revolving line of credit to $25 million and (ii) extend the maturity date of the loans made, and letters of credit issued, under the credit agreement to June 26, 2006.  As of May 31, 2004, the aggregate principal amount of the loans made under the credit agreement was $1.9 million and a $13 million letter of credit had been issued.  The amended credit agreement provides for (i) revolving loans at an annual floating interest rate equal to Bank of America’s prime rate plus a spread ranging between 0.25% and 1.00%, (ii) revo lving loans at an annual floating interest rate equal to LIBOR plus a spread ranging between 2.00% and 2.75% and (iii) the issuance of standby letters of credit up to a maximum amount of $15 million.  Loans made or letters of credit issued under the amended credit agreement are secured by substantially all of the assets of Vitro America and its subsidiaries and are guaranteed by certain subsidiaries of Vitro America.  The amended credit agreement contains certain customary restrictive covenants including restrictions on the ability of Vitro America to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments.  In addition, the amended credit agreement requires that Vitro America maintain compliance with certain financial ratio covenants.  During the three years ended December 31, 2003, Vitro America was in compliance with all the financial ratio covenants contained in the amended credit agreement.  Provided i t meets certain conditions (including a certain leverage ratio), Vitro America’s ability to pay dividends is unrestricted by the amended credit agreement.  During the year ended December 31, 2003, Vitro America did not meet such conditions.

Banamex-Viplamex Credit Agreements.    On September 4, 1996, Viplamex entered into two credit agreements with Banamex which provide for aggregate loans of up to $62 million.  As of May 31, 2004, the outstanding aggregate principal amount of the loans made under the credit agreements was approximately $19 million.  The loans made under the credit agreements bear an annual floating interest rate of LIBOR plus 2.26%.  The final amortization on the loans will become due on September 4, 2006.  The loans made under the credit agreements are secured by mortgages on certain assets of Viplamex and are guaranteed by Vitro Plan.  The credit agreements contain customary restrictive covenants including restrictions on the ability of Viplamex and Vitro Plan to (i) grant certain liens on its assets and (ii) make certain investments.  In addition, the credit agreements requires that Vitro Plan maintain compliance with certain financial ratio covenants.  On September 29, 2003, Viplamex sought and obtained waivers of certain of these financial ratio covenants due to its non compliance with them.  Provided it meets certain conditions (including a certain leverage ratio), Vitro Plan’s ability to pay dividends is unrestricted by the credit agreements.  During the three years ended December 31, 2003, Vitro Plan met such conditions.

Flat Glass Credit Facility.    On February 26, 2003, Vitro Plan entered into two credit agreements with Comerica Bank, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $201 million.  The credit agreements include (i) an approximately $80 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 1.875% and 2.125% and a final amortization on March 27, 2006, (ii) an approximately $64 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.25% and 2.75% and a final amortization on March 27, 2008 and (iii) an approximately Ps. 628 million term loan with an annual floating interest rate equal to the 28 day TIIE plus a spread ranging between 2.000% and 2.375% and a final amortization on March 27, 2007.  The loans made under the credit agreements are secured by cash collateral and are guaranteed by each of Vitro Plan’s material wholly owned subsidiaries.  The credit agreements contain customary restrictive covenants including restrictions on the ability of Vitro Plan to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments.  In addition, the credit agreements require that Vitro Plan maintain compliance with certain financial ratio covenants.  On September 29, 2003, Vitro Plan sought and obtained a waiver of and an amendment to certain of these financial ratio covenants due to its non compliance with them.  Provided it meets certain conditions, Vitro Plan’s ability to pay dividends is unrestricted by the credit agreements.  During the year ended December 31, 2003, Vitro Plan met such conditions.

Glass Container Business Unit

Glass Containers Credit Facility.    On August 14, 2001, COVISA entered into a credit agreement with HSBC, Salomon Smith Barney and certain other lenders which provides for loans of up to $235 million.  As of May 31, 2004, the outstanding aggregate principal amount of the loan made under the credit agreement was approximately $106 million.  The loan made under the credit agreement bears an annual floating interest rate of LIBOR plus a spread ranging between 1.75% and 2.25%.  The final amortization on the loan will become due on August 21, 2006.  The loan made under the credit agreement is secured with export receivables and is guaranteed by Vitro, VENA and Vitro Packaging.  The credit agreement contains certain customary restrictive covenants including restrictions on the ability of the COVISA to grant certain liens on its assets.  In addition, the credit ag reement requires that COVISA, VENA and Vitro Packaging maintain compliance with certain financial ratio covenants.  On October 6, 2003, COVISA sought and obtained a waiver of and an amendment to certain of these financial ratio covenants due to its non compliance with them.  Provided it meets certain conditions (including a certain leverage ratio), VENA’s ability to pay dividends is unrestricted by the credit agreement.  During the three years ended December 31, 2003, VENA did not meet such conditions.

Glassware Business Unit

Glassware Credit Facility.    On April 2, 2004, Vitrocrisa Comercial entered into a credit agreement with Bank of Montreal, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $65 million and established a committed revolving credit line of up to $10 million.  As of May 31, 2004, the outstanding aggregate principal amount of the loans made under the credit agreement was approximately $73  million.  The credit agreement contemplates (i) a $42 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.25% and a final amortization on April 2, 2009, which we refer to as the “Tranche A Term Loan,” (ii) a $10 million committed revolving credit line with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.00% and a commitment ter mination date of April 2, 2007, which we refer to as the “Tranche A Revolving Loan,” and (iii) a $23 million term loan with an annual floating interest rate equal to the LIBOR plus a spread ranging between 2.00% and 2.25% and a final amortization on April 2, 2007, which we refer to as the “Tranche B Loan.”  The Tranche A Term Loan and the Tranche A Revolving Loan are secured by the accounts receivable of Vitrocrisa Comercial and are guaranteed by Vitro, S.A. de C.V. and Vitrocrisa.  The Tranche B Term Loan is guaranteed by Vitrocrisa, Libbey and Libbey Glass.  The credit agreement contains customary restrictive covenants including restrictions on the ability of Vitrocrisa Comercial to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments.  The credit agreement also contains a provision that requires that any cash generated by Vitrocrisa Comercial that is n ot used in its operations be used to repay the loans made under the credit agreement.  In addition, the credit agreement requires that Vitrocrisa Comercial maintain compliance with certain financial ratios.  Provided it meets certain conditions (including maintaining a certain leverage ratio), Vitrocrisa Comercial’s ability to pay dividends is unrestricted by the credit agreement.  The proceeds from the loans made under the credit agreement were used to repay short-term debt of Vitrocrisa Comercial.

Accounts Receivable Factoring Programs.    In order to diversify our sources of financing, we have implemented certain accounts receivable factoring programs.  We have implemented accounts receivable factoring programs for our Glass Containers business unit, Vitro America and Cristalglass.  As of December 31, 2003, we had utilized $51 million out of the $75 million available in the Glass Containers business unit’s program, $28 million out of the $40 million available in Vitro America’s program and $20 million out of the $21 million available in Cristalglass’ program.  Through these programs, in 2003 we factored approximately 33% of our consolidated accounts receivable and we therefore consider these factoring programs significant to our financial condition.  As of December 31, 2001, 2002 and 2003 respectively, we had an aggregate of $93  million, $99 million and $99 million in off-balance-sheet financing related to these accounts receivable factoring programs.

In general terms, the accounts receivable factoring programs, in addition to providing an alternate source of financing, offer other advantages to us, both in terms of lower financing costs and in non financial value added commitments that promote the sale of certain of our consumer products.

Covenant Compliance.    As a result of the deterioration in our results of operations, it has been difficult for us to maintain compliance with certain financial and other restrictive covenants contained in our debt instruments. During the last three years, we and our subsidiaries have been required to seek amendments and waivers with respect to some of our financial ratios and other covenants contained in our debt instruments and in one of our accounts receivable factoring programs. In each case, we and our subsidiaries have obtained the necessary amendments and waivers.

Our ability to comply with our financial covenants in the future depends upon several variables, including our operating results, the level of our indebtedness and changes in currency and interest rates. The occurrence of one or more of the following events, among others, in the future will likely require us to seek further amendments and waivers of our financial covenants—a lack of improvement in our operating results, our failure or inability to reduce our level of indebtedness, a devaluation of the peso relative to the U.S. dollar or an increase in interest rates applicable to our indebtedness. Thus, it is likely we may be required to obtain amendments and waivers in order to comply with our financial covenants. However, there can be no assurance that we will be able to obtain such future amendments or waivers or be successful in taking other actions to avoid potential defaults under such covenants.

Under certain of our subsidiaries’ credit agreements, if such subsidiary does not meet certain financial ratios and other conditions, its ability to pay dividends is restricted. During 2001, 2002 and 2003, certain of our subsidiaries were restricted from paying dividends by their credit agreements. For more information, see “—Long-Term Debt.”

Other Restrictions on Dividend Payments

Pursuant to article 20 of the Mexican Ley General de Sociedades Mercantiles, which we refer to as the “Mexican General Law of Corporations,” 5% of the annual net income of Mexican corporations must be set aside to create or increase a mandatory legal reserve until such reserve amounts to not less than 20% of such corporation’s outstanding equity capital.  Thereafter, a majority of our Shares present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the purchase of our Shares or other reserve funds.

Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends.  See “—Description of Our Indebtedness.”

In addition to the foregoing restriction, the majority of our joint venture agreements require the consent of our joint venture partners for certain significant operating and management decisions, including the payment of dividends. For example, in our joint venture with Libbey, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of the shareholders represented in the Board of Directors, and such majority consists of at least one director appointed by us and one director appointed by Libbey. In our joint venture with Visteon, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of shares of common stock of Vitro Flex present at an ordinary shareholders’ meeting, provided, however, that if less than 80% of earnings are to be distributed as dividends, then the approval by at least 65% of Vitro Flex 6;s outstanding shares is required. In the case of Vitro Plan, our joint venture with Pilkington, whether dividends will be paid and the amount of dividends to be paid are decisions determined by a vote of the majority of the shareholders. In our joint ventures with Solutia, AFG Industries and Rexam, approval by a majority of the shareholders is required in order to distribute dividends.

Divestitures

Since 2000, we received aggregate net proceeds of approximately $240 million from divestitures and asset sales. Please refer to “Item 5.  Information on the Company—Business—Divestitures” and to “—Recent Developments” for a description of these transactions. These transactions provided a non recurring source of cash that were used primarily for debt reduction.

Share Repurchases and Sales

The following table sets forth the number of Shares we purchased or sold during 2003 and the price paid or received in connection with the purchase or sale of such Shares.

Date	Transaction	Number of Shares	Price per share	Total Amount Received (Paid)	Total Amount Received (Paid)(1)

November 14, 2003	Purchase	4,918,900	Ps. 10.95	Ps. (53,861,955)	$ (4,793,183)
November 25, 2003	Purchase	1,500,000	10.78	(16,170,000)	(1,438,971)
December 15, 2003	Sale	100,000	10.00	1,000,000	88,990
December 16, 2003	Sale	238,000	11.10	2,641,800	235,094
December 18, 2003	Sale	662,000	11.03	7,301,860	649,794
December 19, 2003	Sale	500,000	11.00	5,500,000	489,446

__________

(1)

Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 11.2372 the Free Exchange Rate on December 31, 2003.

As of December 31, 2003 approximately 28.3 million of our Shares were held as treasury stock.

PBGC Matter

As part of the disposal of Anchor Glass Container Corp., which we refer to as “Anchor,” in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation, which we refer to as the “PBGC,” a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets, which we refer to as “New Anchor.” The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semi-annually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan resulting from the merger of the covered pension plans was terminated and the obligations thereunder were assumed by the PBGC in exchange for cash, securities and a commitment of reorganized New Anchor to make certain future payments.

On June 20, 2003, the PBGC wrote us, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of $219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than $122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of our limited guaranty had occurred. Accordingly, in such letter, the PBGC demanded payments pursuant to the term sheet of $7 million on or before August 1, 2003 and of $3.5 million semi-annually through August 1, 2011. We intend to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by us. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, we will establish an appropriate accounting reserve. As of this date, we have not established any reserves in connection with such liability.

Energy

Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year “take-or-pay” power purchase agreement with Tractebel Energia.  Whirlpool and Vitro OCF, together, were required to purchase approximately 10 megawatts of electrical power.  Thus, after their divestiture, we are currently obliged to purchase approximately 100 megawatts of electrical power.  The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.  Assuming current prices for natural gas and electricity continue, we expect significant savings in 2004 from this initiative.

Tax Refunds

Tax on Assets Refund

During the last quarter of 2002 we received a refund of Ps. 161 million ($14 million) from the Secretaría de Hacienda y Crédito Público of Mexico, which we refer to as the “SHCP,” relating to excess asset tax paid for four years. The majority of the proceeds from this refund were used to reduce short-term debt.

Impuesto Sustitutivo al Credito al Salario (ISCAS) Refund

During 2003, we were awarded a favorable judgment that entitles us to recover approximately Ps. 83 million ($7 million) in overpayments relating to the Impuesto Sustitutivo al Credito al Salario.  During 2004, we were awarded a second favorable judgment that entitles us to recover approximately Ps. 52 million ($5 million) in overpayments relating to such tax.  As of May 31, 2004, we had received approximately Ps. 25 million in connection with the judgment that was awarded to us in 2003.  We anticipate that we will receive the amounts awarded to us in 2003 and 2004 in the second semester of 2004.

Put on Shares of Cristalglass

A group of individual investors owns a 40% interest in Cristalglass.  In connection with our acqusition of a controlling interest in Cristalglass, we entered into a put option with such individual investors pursuant to which they may, at any time and at their option, require us to purchase all or part of the 40% interest in Cristalglass that they own.  If such individual investors were to exercise their put option with respect to their entire interest in Cristalglass, we would be obliged to pay approximately 4 billion Spanish pesetas ($31.2 million) for such interest.

#

OFF-BALANCE SHEET ARRANGEMENTS

Accounts Receivable Factoring Programs

In order to diversify our sources of financing, we have implemented certain accounts receivable factoring programs.  We have implemented accounts receivable factoring programs for our Glass Containers business unit, Vitro America and Cristalglass.  As of December 31, 2003, we had utilized $51 million out of the $75 million available in the Glass Containers business unit’s program, $28 million out of the $40 million available in Vitro America’s program and $20 million out of the $21 million available in Cristalglass’ program.  Through these programs, in 2003 we factored approximately 33% of our consolidated accounts receivable and we therefore consider these factoring programs significant to our financial condition.  As of December 31, 2001, 2002 and 2003 respectively, we had an aggregate of $93 million, $99 million and $99 million in off-balance-sheet financin g related to these accounts receivable factoring programs.

In general terms, the accounts receivable factoring programs, in addition to providing an alternate source of financing, offer other advantages to us, both in terms of lower financing costs and in non financial value added commitments that promote the sale of certain of our consumer products.

#

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commercial commitments, as of December 31, 2003, in millions of constant pesos as of December 31, 2003.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Ps. millions)

Short- and long-term debt	Ps. 15,838	Ps. 4,498	Ps. 4,003	Ps. 3,952	Ps. 3,385
Capital lease obligations	0	0	0	0	0
Operating leases(1)	1,744	404	591	406	343
Unconditional purchase obligations	0	0	0	0	0
Other long-term obligations(2)	0	0	0	0	0
Total contractual obligations	Ps. 17,582	Ps. 4,902	Ps. 4,594	Ps. 4,358	Ps. 3,728

___________________

(1)

The amounts set forth above under “Operating leases” include payments that will be made under leases relating to three airplanes, warehouses, forklifts and computer equipment.

(2)

Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year “take-or-pay” power purchase agreement with Tractebel Energia.  Whirlpool and Vitro OCF, together, were required to purchase approximately 10 megawatts of electrical power.  Thus, after their divestiture, we are currently obliged to purchase approximately 100 megawatts of electrical power.  The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.  Assuming current prices for natural gas and electricity continue, we expect significant savings in 2004 from this initiative.

#

ACCOUNTING CONSIDERATIONS

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with Mexican GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and the related disclosures. The significant accounting policies which we believe are the most sensitive to such estimates and relevant to aid you in fully understanding and evaluating our reported financial statements are the following:

Trade Receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continually monitor collections and payments from customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in our experience of credit losses could have a material adverse impact on our results of operations and financial position.

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. We believe the amounts recorded or disclosed in our financial statements are based on the best estimates and judgments of management. However, actual outcomes could differ from our estimates.  See “—Liquidity and Capital Resources—Guarantee of Anchor Glass pension fund liability.”

Financial Instruments

Assets and liabilities resulting from financial instruments, except for such instruments held to maturity, are recorded on our balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of changes in the valuation of the financial instruments not held to maturity, including their cost and yield, are recorded in the corresponding year in our statement of operations.

Financial instruments for hedging purposes are valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

For U.S. GAAP purposes, fair values of financial instruments are estimated using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting and developing estimates. The use of different market assumptions and/or estimation methodologies may have a material adverse effect on the estimated fair value amounts.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

Seniority Premiums and Retirement Plans

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the Instituto Mexicano de Contadores Públicos, which we refer to as the “IMCP,” and the actuarial computations are made by an independent actuary, utilizing numerous estimates of future compensation increases, inflation, investment returns, mortality, turnover and discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our results of operations and financial condition.

Environmental Obligations

Our operations are subject to the environmental laws and regulations of the jurisdictions in which we conduct our operations. Our environmental department monitors the status of environmental exposures and compliance with regulations through various means, one being an environmental auditing program. An environmental reserve is recorded to cover the costs of expected environmental obligations when we become aware that an expenditure will be required. We estimate the cost for the environmental obligations based on historical experience, results of monitoring and the known extent of exposure. We believe we are in substantial compliance with Mexican and foreign environmental laws applicable to our operations. We do not believe that continued compliance with these environmental laws will have a material adverse effect on our financial condition or results of operations. However, a significant change in laws, the discovery of previously unknown con tamination and other factors beyond our control could result in expenditures that are materially greater than currently estimated.

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets and certain other assets comprise a significant portion of our total assets. We make judgments and estimate the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying value of these assets are periodically reviewed for impairment or whenever events or circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of our future revenues and costs relating to the assets under review. These forecasts require assumptions about demand for our products, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could result in a determination that the value of these long-lived assets has been impaired in a future period.

New Accounting Pronouncements

Mexican GAAP

Liabilities, Reserves, Contingent Assets and Liabilities and Obligations.    In December 2002, the IMCP issued Bulletin C-9 which sets forth the accounting standards under Mexican GAAP that are to be applied with respect to liabilities, reserves, contingent assets and liabilities and other obligations. Bulletin C-9 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2003. Bulletin C-9 supersedes former Bulletin C-9 and Bulletin C-12 relating to liabilities and contingencies and obligations, respectively. Bulletin C-9, in addition to clarifying the guidelines to be used when accounting for liabilities, reserves, contingent assets and liabilities and other obligations, establishes new standards for the use of present value techniques to measure liabilities and for the accounting of early settlement of obligations.

Intangible Assets.    In January 2002, the IMCP issued Bulletin C-8 which requires, among other things, that project development costs be capitalized if they fulfill the criteria to be recognized as an asset. In particular, any start-up expenses relating to project development must be recorded as an expense unless they meet such criteria. Bulletin C-8 also requires that all intangible assets be individually identified to the extent practicable in order to reduce amounts allocated to goodwill in connection with business combinations. Bulletin C-8 supersedes former Bulletin C-8 and applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2003, except that intangible assets acquired prior to January 1, 2003 may be accounted for in accordance with former Bulletin C-8.

Impairment in the Value of Long-Lived Assets and their Disposition.    In March 2003, the IMCP issued Bulletin C-15 which sets forth new principles to be used for the evaluation and recognition of impairment in the value of long-lived assets and the reversal of the recognition of impairment. In particular, the calculation of the amount of impairment in the value of a long-lived asset requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use or the net present value of future cash flows. Bulletin C-15 also sets forth examples of indicators of possible impairment in the value of tangible and intangible long-lived assets then in use, including goodwill. Bulletin C-15 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2004. Based on our analysis, we do not anticipate that Bulletin C-15 will have a significant impact on our financial position or our results of operations.

Segment Financial Information.    In April 2003, the IMCP issued Bulletin B-5 which requires, among other things, that the segment financial information reported under Mexican GAAP be the same segment information that is used by management in taking managerial decisions. Bulletin B-5 technically supersedes International Accounting Standard 14, which we refer to as “IAS 14,” although, in fact, Bulletin B-5 requires substantially the same information as IAS 14, other than the requirement described in the foregoing sentence. Bulletin B-5 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2003.

Financial Instruments with Characteristics of Both Liabilities and Equity.    In April 2003, the IMCP issued Bulletin C-12 which sets forth the criteria to be used in determining how to classify and record the debt and equity components of complex financial instruments. Bulletin C-12 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2004. We do not anticipate that Bulletin C-12 will have a significant impact on our financial position or our results of operations.

Retirement, Severance and Other Similar Obligations.  In December 2003, the IMCP modified Bulletin D-3, which sets forth the accounting treatment of retirement and other similar benefits, to require the application of such bulletin to obligations that become payable upon termination of employment.  Bulletin D-3 applies to all financial statements prepared under Mexican GAAP relating to periods beginning on or after January 1, 2005.  We are still evaluating the effect of the modification of Bulletin D-3 on us.

Derivative Financial Instruments and Hedging Transactions; Modifications to Bulletin C-2.  In April 2004, the IMCP issued Bulletin C-10 which applies to all financial statement relating to periods beginning after January 1, 2005.  Bulletin C-10 establishes additional accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments and hedging transactions.  Bulletin C-10 establishes that fair value hedging and the gain or loss resulting from valuing them at fair value must be recognized during the period in which they are incurred.  Bulletin C-10 also modifies Bulletin C-2 to establish that gains or losses attributable to changes in the fair value of financial instruments classified as available for sale and their monetary effect must be recognized as an item in net income.

U.S. GAAP

Accounting of Asset Retirement Obligations.    In June 2001, the Financial Accounting Standards Board, which we refer to as “FASB,” issued SFAS No. 143, which discusses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of a long-lived asset, and it requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs must be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 applies to all financial statements prepared under or reconciled to U.S. GAAP rela ting to periods beginning on or after January 1, 2003.

Exit or Disposal Activities.    In June 2002, the FASB issued SFAS No. 146 which requires that costs associated with exit or disposal activities be recorded at their fair value at the time the liability is incurred. Under previous guidance, certain exit costs were accrued at the time management committed to an exit plan, which is generally before an actual liability is incurred. SFAS No. 146 applies to exit and disposal activities initiated after December 31, 2002.

Disclosure Requirements for Guarantees.    In November 2002, the FASB issued FASB Interpretation No. 45, which requires that guarantors recognize, at the time of the issuance of certain guarantees, a liability for the fair value of the obligation undertaken when issuing such guarantees. FASB Interpretation No. 45 also requires additional disclosure about the guarantor’s obligations under certain guarantees it has issued. The initial recognition and measurement provisions of this interpretation are applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to all financial statements prepared under or reconciled to U.S. GAAP relating to periods ending on or after December 15, 2002.

Consolidation of Variable Interest Entities.    In January 2003, the FASB issued FASB Interpretation No. 46, which we refer to as “FIN 46.”  In December 2003, FIN 46 was amended.  This interpretation of Accounting Research Bulletin No. 51, which we refer to as “ARB 51,” addresses the consolidation of variable interest entities by business enterprises.  Previously, if an entity controlled another through the ownership of voting interests of such entity, the controlled entity should be included in the controlling entity’s consolidated financial statements. FIN 46 defines “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk among the parties involved.  The December 2003 amendment to FIN 46 clarified the app lication of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both.  FIN 46 applies as of January 1, 2004 to variable interest entities created after December 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date.  FIN 46 applies in the first fiscal year beginning after December 15, 2004 to variable interest entities in which an enterprise holds a variable interest that it acquired on or before December 31, 2003. We do not anticipate that FIN 46 will have a significant impact on our financial position or our results of operations.

Derivative Instruments.    In April 2003, the FASB issued SFAS No. 149 which amends and clarifies financial accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. These changes require that contracts with comparable characteristics be accounted for similarly. The new standard applies for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003 and as stated below, and will be applied prospectively. Those provisions of SFAS No. 149 relating to SFAS No. 133 and which have been effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. Although we are still evaluating the effect of SFAS No. 149 on us, we do not anticipate that it will have a signific ant impact on our financial position or our results of operations.

Financial Instruments with Characteristics of Both Liabilities and Equity.    In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in the practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers: (i) mandatory redeemable instruments, (ii) forward contracts, written put options and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transfer of other assets and (iii) certain other financial instruments that include obligations. SFAS No. 150 applies to all financial instruments issued or whose terms are modified after May 31, 2003, and to preexisting instruments effective as of the beginning of the first interim period of the issuer beginning after June 15, 2003. Although we are still evaluating the effect of SFAS No. 150 on us, we do not an ticipate that it will have a significant impact on our financial position or our results of operations.

Disclosure Relating to Pension Plans.    In December 2003, the FASB modified SFAS No. 132 to require disclosure with respect to pension plan assets, investment strategy, obligations and other information.  SFAS No. 132 applies to all financial statements relating to periods ending after June 15, 2004.

#

RESEARCH AND DEVELOPMENT

Our research and development efforts are generally decentralized with each operating business unit making its own decisions as to research and development expenditures and areas of emphasis. In 1999, we formed a technology committee which coordinates research and development projects that have the potential to create synergies or that could be implemented in more than one of our business units. In addition, in 2001 we migrated several of our Mexican subsidiaries that own certain of our intellectual property relating to our Flat Glass and Glass Containers business units to Switzerland. These Swiss subsidiaries will perform research and development activities, license the technology to our Mexican operating subsidiaries and undertake development efforts jointly with the Mexican subsidiaries and, eventually, third parties. Also, through technology licensing arrangements, we benefit significantly from research and development conducted by certain of our joint venture partners. Of particular significance to us is the technology license arrangement with Pilkington, which provides us with state of the art float glass technology. See “Business—Operating Business Units—Flat Glass Business Unit.”  The Glass Containers business unit uses its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999.  We currently have the right to use the technology provided to us by Owens-Illinois under those technical assistance agreements.  However, we do not currently have an agreement that provides us with the technology developed by Owens-Illinois after September 1999.  We own a number of trademarks and patents, which, in the aggregate, are important to the conduct our business, none of which individually, however, is material to our business as a whole. No material amount of money was spent o n research activities during 2001, 2002 or 2003.

A number of our subsidiaries conduct all or a portion of their businesses through joint ventures or technology alliances with non-Mexican partners and we expect to enter into other similar arrangements in the future. Certain of these partners also license technology and trade names to our subsidiaries for use in the manufacture of various products, including flat glass, glassware and glass containers. We believe that these joint ventures, alliances and license arrangements provide us with important competitive advantages. We cannot be certain that in the future, some of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investments, the reduction of import duties and tariffs that has occurred under NAFTA or for other reasons. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical a ssistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. Please see “Business—Operating Business Units.”

#

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Unless the context otherwise requires, in the sections entitled “Directors and Senior Management,” “Board Practices” and “Share of Ownership” of this Item 6, the words “we,” “us,” “our” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

Directors

The following information relates to our directors (consejeros). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was elected as a director.

Our Board of Directors is responsible for the management of the business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. Each director shall serve until a successor is duly elected and takes office. At our annual general ordinary shareholders’ meeting held on March 25, 2004, our shareholders resolved that our Board of Directors would consist of 15 directors. We have no alternate directors.

A list of our current directors, their principal occupations and directorships, the year they first became our director and the year of their birth are set forth below.

Name	Principal Occupation	First Became a Director	Year of Birth
Adrián Sada González	Chairman of the Board of Directors of Vitro, S.A. de C.V.	1984	1944
Adrián Sada Treviño	Director and Honorary Chairman of the Board of Directors of Vitro, S.A. de C.V.	1969	1920
Federico Sada González	President and Chief Executive Officer of Vitro, S.A. de C.V.	1982	1949
Tomás González Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A. de C.V.	1980	1943
Andrés Yarte Cantú	Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.	1991	1941
Dionisio Garza Medina	Chairman and Chief Executive Officer of Alfa, S.A. de C.V.	1995	1954
Gustavo Madero Muñoz	Federal Congressman (Representative), Mexican Congress	1996	1955
Carlos Represas	Executive Vice President of Nestlé S.A.	1998	1945
Jaime Serra Puche	Founder, SAI-Consultores, S.C.	1998	1951
Lorenzo Zambrano	Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.	1998	1944
Carlos Muñoz	Private Investor	2000	1955
Joaquín Vargas	Chairman of the Board of Directors of Grupo MVS, S.A. de C.V.	2000	1954
Raúl Rangel Hinojosa	Legal and Financial Advisor and Secretary of the Board of Directors of Vitro, S.A. de C.V.	2001	1949
Alejandro Garza Lagüera	Member of the Executive Committee of Savia, S.A. de C.V. and Vector Casa de Bolsa	2001	1926
Eduardo Brittingham	Private Investor	2001	1926

The directors listed above were elected for a one year term by our shareholders at the annual general ordinary shareholders’ meeting held on March 25, 2004. The directors receive directors’ fees of three Centenarios, which are 37.5-gram gold coins, per each meeting of our Board of Directors they attend and three Centenarios per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive five Centenarios per each meeting of such committee they attend plus a monthly fee of Ps. 15,000.

The following are brief descriptions of the current occupations and biographical information of each of our directors:

Adrián Sada González, Chairman of the Board of Directors of Vitro, S.A. de C.V.:

Mr. Sada is a member of the Boards of Directors of Alfa, S.A. de C.V., Gruma, S.A. de C.V., Cydsa, S.A. de C.V., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council, the Consejo de Industriales de Nuevo León and Pronatura. In addition, he is a member of the Young Presidents Organization.  Mr. Sada is also President of our Finance and Planning Committee.

Adrián Sada Treviño, Member and Honorary Chairman of the Board of Directors of Vitro, S.A. de C.V.:

Mr. Sada is Chairman of the Board of Directors of the Fundación Martínez Sada.

Federico Sada González, President and Chief Executive Officer of Vitro, S.A. de C.V.:

Mr. Sada is currently a member of the Boards of Directors of Alpek, S.A. de C.V., the Instituto Tecnológico y de Estudios Superiores de Monterrey, Bombardier, Inc., Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center.  Mr. Sada is the former Chairman of the Mexican Council for Foreign Trade.  He serves as the Chairman of the Council of the National Museum of History and as the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation.  Mr. Sada is also a member of International Business Council of the World Economic Forum.  On May 14, 1999, he became the first President of the Mexican Council for International Commerce and he currently serves as President of the Mexico-France Bilateral Committee of such organization.

Tomás González Sada, Chairman of the Board, President, Chief Executive Officer of Cydsa, S.A. de C.V.:

Mr. Gonzalez is the Chairman of the Mexico-Japan Business Committee of the Mexican Council for Foreign Trade, the Chairman of the Board of Trustees of the Universidad Regiomontana, Vice-President of the Mexican Institute of Competitiveness, the Treasurer of the Fundación Martínez Sada, a member of the Boards of Directors of Regio Empresas, S.A. de C.V. and the Mexican Businessmen Council and Honorary Consul-General of Japan in Monterrey, Mexico.

Andrés Yarte Cantú, Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.:

Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A. and K-Inver, S.A.  Mr. Yarte is also President of our Corporate Responsibility Committee.

Dionisio Garza Medina, Chairman of the Board of Directors and Chief Executive Officer of Alfa, S.A. de C.V.:

Mr. Garza is the Chairman of the Board of Directors of Universidad de Monterrey and a member of the Boards of Directors of Cemex, S.A. de C.V., Cydsa, S.A. de C.V. and ING México, S.A. de C.V., as well as a member of the Mexican Businessman Council and the Associate Board of Directors of the Harvard Business School. Mr. Garza is a member of the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies, the Advisory Committee of the New York Stock Exchange, which we refer to as the “NYSE.”

Gustavo Madero Muñoz, Federal Congressman (Representative), Mexican Congress:

Mr. Madero serves as a Representative in the Mexican Congress and is the Chairman of the Tax and Finance Committee.  He is also Chairman of the Boards of Directors of Hermanos Madero, Electronic Publishing and Campestre Carolinas. Mr. Madero is the Regional Vice President of Grupo Financiero Banamex Accival, S.A. de C.V. as well as a member of the Board of Directors of ING-Comercial América, S.A. de C.V. Mr. Madero is also the President of our Audit Committee.

Carlos Represas, Executive Vice-President of Nestlé S.A.:

Mr. Represas is Chairman of the Board of Directors of Nestlé México, S.A. de C.V. and Nestlé Holdings, Inc. In addition, he is also Co-Chairman of the Board of Directors of Coca-Cola Nestlé Refreshments, a member of the Boards of Directors of Cereal Partners Worldwide and Dreyer’s Grand Ice Cream Holdings, Inc. and a member of the Global Advisory Council of the Conference Board of New York, USA.

Jaime Serra Puche, Founder, SAI-Consultores, S.C.:

Mr. Serra is a member of the Boards of Directors of Fondo México, Grupo Ferroviario Mexicano, Grupo Modelo, Bardahl, RMM Global Sourcing Solutions, Tenaris and Chiquita Brands International. He has served as Mexico’s Secretary of Finance, Secretary of Trade and Industry and Undersecretary of Revenue.

Mr. Serra led the negotiation and implementation of NAFTA by Mexico and promoted the conclusion of the Uruguay Round and the creation of the World Trade Organization. Mr. Serra also headed the negotiation of free trade agreements between Mexico, on the one hand, and Chile, Colombia, Venezuela, Bolivia and Costa Rica, on the other. He founded the Mexican Investment Board and promoted the creation of the Mexican Federal Competition Commission. He served as a trustee of the Yale Corporation and currently co-chairs The President’s Council on International Activities of Yale University. He is also a member of the Trilateral Commission and the United States-Mexico Bilateral Council.

Mr. Serra is a graduate of the Universidad Nacional Autónoma de México. He earned his Master in Economics at El Colegio de México and his Ph.D. in Economics at Yale University. He has been a professor at El Colegio de México and at Stanford University, Princeton University and New York University.

Lorenzo Zambrano, Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.:

Mr. Zambrano is Chairman of the Boards of Directors of the Instituto Tecnológico y de Estudios Superiores de Monterrey. In addition, he is a member of the Boards of Directors of Grupo Financiero Banamex, Femsa, S.A. de C.V., IBM, Empresas ICA, S.A. de C.V., Alfa, S.A. de C.V., Cydsa, S.A. de C.V. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, Citigroup’s International Advisory Board, the Chairman’s Council of DaimlerChrysler, the Americas Society, Conservation International, the Museo de Arte Contemporáneo and the United States-Mexico Commission for Educational and Cultural Exchange.  Mr. Zambrano is also the President of our Evaluation and Compensation Committee.

Carlos Muñoz, Private Investor:

Mr. Muñoz is Vice-President of Fomento Bursátil, Super Mart and Manufacturas de Concreto. In addition, he is a member of the Board of Directors of Instituto Tecnológico y de Estudios Superiores de Monterrey, Chihuahua Campus and Banamex (northern zone).

Joaquín Vargas, Chairman of the Board of Directors of Grupo MVS, S.A. de C.V.:

Mr. Vargas is Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A. de C.V.  In addition, he is a member of the Boards of Directors of Grupo Costamex, S.A. de C.V., Grupo Posadas, the Mexican Stock Exchange, NRM Comunicaciones and is a member of the Mexican Businessman Council.

Raúl Rangel Hinojosa, Legal and Financial Advisor and Secretary of the Board of Directors of Vitro, S.A. de C.V.:

Mr. Rangel is a legal and strategic services consultant and a member of the Board of Directors of the Universidad de Monterrey and the Law and Criminology Department of the Universidad Autónoma de Nuevo Léon.  He is also Vice-President of the Advisory Council of the Universidad Autónoma de Nuevo León.

Alejandro Garza Lagüera, Member of the Executive Committee of Savia, S.A. de C.V. and Vector Casa de Bolsa:

Mr. Garza is a member of the Boards of Directors of Cydsa, S.A. de C.V., Grupo Industrial Ramírez S.A., Instituto Tecnológico y de Estudios Superiores de Monterrey and the Centro de Estudios de Economía y Educación. In addition, he is a member of the Boards of Governors of the Wharton School of Business and the Joseph H. Lauder Institute.

Eduardo Brittingham, Private Investor:

Mr. Brittingham is Chief Executive Officer of Auto Express Rápido Nuevo Laredo, S.A. de C.V., Laredo Autos, S.A. de C.V. and Corporación Internacional de Manufacturas.

Examiner and Secretary

We have a comisario, or “Examiner,” who is elected by our shareholders at the annual general ordinary shareholders’ meeting. Under Mexican law, the Examiner’s duties include, among other things, examination of our operations, books, records and any other appropriate documents and the presentation of a report of such examination at the annual general ordinary shareholders’ meeting. At the annual general ordinary shareholders’ meeting held on March 25, 2004, Manuel Güemez de la Vega was elected to serve as Examiner for one year and Julio Escamez Ferreiro was elected as alternate Examiner also for one year. The Examiner receives a fee of three Centenarios per each meeting of our Board of Directors and three Centenarios per each meeting of the committees of our Boards of Directors he attends, other than the Audit Committee, for which he receives five Centenarios per each meeting h e attends plus a monthly fee of Ps. 15,000.

Our Board of Directors appoints the Secretary of our Board of Directors, who need not be a director. The current Secretary of our Board of Directors, elected at our annual general ordinary shareholders’ meeting held on March 25, 2004, is Raúl Rangel Hinojosa.

Senior Management

The following table sets forth certain information with respect to our senior managers (directores). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was selected as a member of the senior management.

Name	Title	Current Position Held Since	Year of Birth
Federico Sada González	President and Chief Executive Officer	1995	1949
José Domene Zambrano	Chief Operating Officer	2001	1954
Francisco Romero Ramos	General Counsel	2002	1964
Claudio Del Valle Cabello	Chief Administrative Officer	2003	1960
Álvaro Rodríguez Arregui	Chief Financial Officer	2003	1967
Fernando Flores Faz	President of the Flat Glass business unit	2003	1946
Alfonso Gómez Palacio Gastelum	President of the Glass Containers business unit	2003	1942
Roberto Rubio Barnes	President of the Glassware business unit	2003	1955

The following are brief biographies of each of our senior managers:

Federico Sada González, President and Chief Executive Officer:

Mr. Sada received a Bachelor of Science in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a Master of Business Administration from IMD in Lausanne, Switzerland. He also attended Harvard University’s Advanced Management Program. Mr. Sada joined us in 1974. He became Planning and Finance Director of the Glass Containers business unit in 1978. In 1985, he was named President of the North American Glass Containers unit, our largest single business at that time. This business included the operations of the Glass Containers business unit in Mexico and our investments in North, Central and South America.

On January 1, 1995, Mr. Sada was named our President and Chief Executive Officer.  He is a member of the Boards of Directors of Vitro, S.A. de C.V., Alpek, S.A. de C.V., the Instituto Tecnológico y de Estudios Superiores de Monterrey, Bombardier, Inc., Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center.

In addition to his responsibilities at Vitro, Mr. Sada is the Chairman of the Council of the National Museum of History and the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation.  He is a member of the International Business Council of the World Economic Forum. On May 14, 1999, he became the first President of the Mexican Council for International Commerce and he currently serves as President of the Mexico-France Bilateral Committee of such organization.

José Domene Zambrano, Chief Operating Officer:

Mr. Domene received a Bachelor of Science in Chemical Engineering at the University of Wisconsin-Madison in 1976 and a Master of Business Administration from Stanford University in 1979. Mr. Domene joined Alfa, S.A. de C.V. in 1976, working in several executive positions in strategic planning. In 1982, Mr. Domene was appointed Vice President of Finance, Planning and Tourism of the Electronics and Food Division at Grupo Protexa, S.A. de C.V. He was later promoted to President of Real Estate and Tourism at such corporation. In 1987, Mr. Domene joined Cemex, S.A. de C.V. as Chief Executive Officer of Cementos Anáhuac. He was then appointed Chief Financial Officer of Cemex, S.A. de C.V. and later, Chief Executive Officer of Empresas Tolteca de México, S.A. de C.V.  In 1991, Mr. Domene was appointed President of Cemex International. In April 1999, Mr. Domene became the Chief Executive Officer in Altos Hornos de México, S.A. de C ..V.  Mr. Domene joined us in April 2000. Mr. Domene was appointed our Chief Operating Officer in April 2001.

Francisco Romero Ramos, General Counsel:

Mr. Romero earned a law degree from the Universidad Autónoma de Chihuahua and a Master of Laws from Washington College of Law. In 1991, Mr. Romero became an Associate at Baker & McKenzie Lawyers S.C. In 1993, he became the Associate General Counsel for our North American division.  In 2002, Mr. Romero was appointed our General Counsel.

Claudio Del Valle Cabello, Chief Administrative Officer:

Mr. Del Valle earned a Bachelor in Public Accounting at the Universidad Regiomontana in Monterrey, Mexico. In 1978, Mr. Del Valle began working for Gómez Morfín Meljem and Asoc. (now Deloitte Touche Tohmatsu) as a Junior Auditor and later became Senior Supervisor. In 1985, Mr. Del Valle joined us as Chief of Special Studies for our former raw materials business. In 1986, he became our Tax Consolidation Manager. In 1992, Mr. Del Valle was appointed Vice President for Administration of Vitro Corporativo, S.A. de C.V. and, in 1995, he was appointed Vice President of Finance and Controller of Anchor Glass Container Corp. In 1996, Mr. Del Valle was appointed our Vice President of Treasury and Administration. In 2002, Mr. Del Valle was appointed our Chief Financial Officer and, in August 2003, he was named our Chief Administrative Officer.

Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo León, Mexico.  Also, in 2001 Mr. Del Valle was appointed Vice President of the Fiscal Committee of the Mexican Stock Exchange.  Mr. Del Valle was recently the President of the Issuers’ Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana.

Álvaro Rodríguez Arregui, Chief Financial Officer:

Mr. Rodríguez has served as Vice President of Finance and Administration of Grupo Elektra, S.A. de C.V. and as Chief Executive Officer of Farmacias Benavides.  Mr. Rodríguez joined us in August 2003 as our Chief Financial Officer.  He holds a B.A. in Economics from the Instituto Tecnológico Autónomo de México (ITAM) and an M.B.A. from Harvard Business School.

Fernando Flores Faz, President of the Flat Glass business unit:

Mr. Flores graduated with a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey in 1970. Mr. Flores also attended the University of Texas’ Advanced Management Program in 1979. He began working at Vimosa in 1974, serving in several positions in the areas of industrial engineering, human resources and planning. In 1982, Mr. Flores was named General Manager of Envases de Borosilicato, S.A. de C.V., our former ampoules business. In 1986, he was appointed Vice President of Gas Range Operations and in 1988, he was appointed Vice President of Refrigerator Operations. Mr. Flores worked in the Glass Containers business unit in 1990 as Vice President for Exports, in 1992 as Vice President for Operations and in 1998 as International Vice President for International Operations. In 1999, Mr. Flores was appointed President of the Glassware business unit and, in July 2001, he was appointed President of the Glass Containers business unit.  In October 2002, he was appointed Director of Operations for the Flat Glass business unit and, in May 2003, President of the Flat Glass business unit.

Alfonso Gómez Palacio Gastelum, President of the Glass Containers business unit:

Mr. Gómez Palacio received a Bachelor and Master in Business Administration at the University of California at Berkeley. Later, Mr. Gómez Palacio received a degree in Advanced Studies in Business Administration and Commerce at the University of Bordeaux in France. He was appointed Commercial Vice President of the Glass Containers business unit in 1985 and Executive Vice President of the same business unit in 1992. Mr. Gómez Palacio was appointed Director of Marketing and Sales of the Glass Containers business unit in October 2002 and, in May 2003, he was appointed President of the Glass Containers business unit.

Roberto Rubio Barnes, President of the Glassware business unit:

Mr. Rubio earned a Bachelor in Mechanical and Electrical Engineering from the Universidad de Anáhuac in Mexico City in 1977. In 1980, Mr. Rubio received a Master of Science in Industrial Engineering at North Carolina State University and, in 1990, a Master Degree in Management at the Massachusetts Institute of Technology.

Mr. Rubio began working in 1980 for Vitro Flex and, in 1981, became manager of manufacturing engineering. He held several executive positions from 1981 until 1989, when he was appointed General Manager of Vitro Flex. In 1995, Mr. Rubio was promoted to Vice President for Administration for the glass businesses of the Glassware business unit and in 1996 he was appointed President of the Glassware business unit. At that time, he was also given the responsibility of managing technology at Vitro. In 1999, Mr. Rubio was appointed President of the Glass Containers business unit. In July 2001, he was appointed President of the Flat Glass business unit and, in October 2002, he was appointed Director of Operations for the Glass Containers and Glassware business units. In May 2003, he was appointed President of the Glassware business unit.

Family Relationship of Directors and Senior Management

Seven of our 23 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrián Sada Treviño is the father of Messrs. Adrián Sada González and Federico Sada González. Mr. Tomás González Sada is a cousin of Messrs. Adrián Sada González and Federico Sada González and a nephew of Mr. Adrián Sada Treviño. Mr. Andrés Yarte Cantú is Mr. Adrián Sada Treviño’s son-in-law and Messrs. Adrián Sada González’s and Federico Sada González’s brother-in-law, as well as a cousin by marriage of Mr. Tomás González Sada.  Mr. Gustavo Madero Muñoz is a cousin of Mr. Carlos Muñoz.

Use of Certain Assets and Services

Certain of our directors and senior managers used certain of our assets for personal purposes, including our corporate aircraft, and received personal services performed by certain of our personnel, a number of whom are exclusively dedicated to performing such services.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”  The personal use of such properties and receipt of personal services was done in accordance with our Política de Uso de Activos Restringidos, our use of restricted assets policy, and our Política de Uso Especial de Servicios Corporativos y de Seguridad, our corporate services policy, approved by the Audit Committee of our Board of Directors.  The aggregate amount of compensation set forth in “—Compensation” does not include the cost to us of providing this use or these services.

Compensation

For the year ended December 31, 2003, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 109 million ($9.7 million). This amount includes fees, salaries and variable compensation to our directors and senior managers.

During 2003, we accrued amounts relating to pension and retirement benefits for our senior managers. Our directors were not entitled to pension or retirement benefits from us during 2003. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers.  The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers.  See “—Pension Benefits.”

Directors’ Compensation

Pursuant to the Mexican General Law of Corporations, our shareholders, at our the annual general ordinary shareholders’ meeting held on March 25, 2004, agreed to compensate our directors with three Centenarios or its equivalent monetary value per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders’ meeting, the shareholders resolved that the members of each of our Board of Director’s committees, other than the Audit Committee’s members, shall receive three Centenarios per each committee meeting they attend. In consideration of the Audit Committee’s members’ newly expanded responsibilities pursuant to recently enacted legislation, the members of such committee receive five Centenarios per each meeting they attend plus a monthly fee of Ps. 15,000.  The aggregate amount of compensation set forth in “—Compensation” includes fees paid to our directors.

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

In order to determine the variable compensation payable to employees under our variable compensation plan, we monitor the improvement of the following metrics: (i) earnings before interest, taxes, depreciation and amortization, (ii) cash flow from operations, (iii) the quality of our products, services and procedures, as determined by our quality model and (iv) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 2.7 and 10.5 times their monthly base salary.

In 2003, we did not pay any amount to our employees under our variable compensation plan mentioned above.

Employee Stock Option Plan

In March 1998, we adopted an employee stock option plan with respect to our Shares, which we refer to as the “Plan.” Pursuant to the Plan, effective on the dates listed in the table below, we granted to certain of our employees, senior managers and directors, which we collectively refer to as the “Eligible Executives,” stock options pursuant to which the Eligible Executives have the right to buy a certain number of our Shares at an exercise price to be determined at the time such options are exercised, except for the options granted in 2000, 2001 and 2002, the exercise price of which will be determined at the time of issuance of the options. We refer to each date on which we granted such options as a “Grant Date.” We established a stock option trust, which we refer to as the “Stock Option Trust,” to manage the Plan. As of May 31, 2004, the Stock Option Trust held approximately 24.7 million of our Shares.  We did not grant any stock options in 2003.

Subject to certain exceptions, stock options generally vest and become exercisable as described in this paragraph. Options granted in 1998 and 1999 generally vest and become exercisable with respect to 50% of the shares covered thereby on the third anniversary of the Grant Date and with respect to 25% of the shares covered thereby on each of the fourth and fifth anniversaries of the Grant Date. Options granted in 2000 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the second, third, fourth and fifth anniversaries of the Grant Date, and options granted in 2001 and 2002 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date. All options granted under the Plan expire on the tenth anniversary of the applicable Grant Date. Upon the consummation of a change in our ownership or control, op tions granted under the Plan will generally vest and become immediately exercisable with respect to all shares covered thereby and will remain exercisable for a period of 180 days, after which any unexercised options will be canceled.

Except for options granted in 2000, 2001 and 2002, whose exercise price is Ps. 11.00, Ps. 8.27 and Ps. 7.53 per share, respectively, and which have no indexation mechanism, all options have been granted at an initial exercise price equal to the average closing price on the Mexican Stock Exchange of our Shares on the 20 trading days prior to the applicable Grant Date. We refer to each such exercise price as an “Initial Exercise Price.” Upon vesting, such options may be exercised at an exercise price, which will be calculated as of immediately prior to such option’s exercise, equal to the product of the Initial Exercise Price and an indexing factor based on the cumulative performance of our Shares from the Grant Date to the date of exercise relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange, which we refer to as the “MSE Price Index,” which indexing factor is subject to certain ceilings and floors. The effect of the indexation is that, if our Shares outperform the MSE Price Index, the Initial Exercise Price will be increased by a smaller amount than if our Shares underperform the MSE Price Index. The Plan does not allow negative indexation. The indexed exercise price will be adjusted for dividends, stock splits and other similar transactions. We refer to the exercise price, as indexed and adjusted, as the “Adjusted Exercise Price.”

Although the Plan contemplates yearly grants for a total of five years, we may at any time, and at our sole discretion, amend any of the terms of the Plan or otherwise terminate the Plan, subject to previously acquired rights. In 2001, we reset the exercise price of 940,950 options granted in 1998 from Ps. 31.31 to Ps. 13.00. Such repriced options vest and become exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date.

The following table sets forth, for each of the Grant Dates, the number of our Shares underlying the options granted, the Initial Exercise Price and the Adjusted Exercise Price, where applicable, as of December 31, 2003, assuming that the options could be exercised on such date.

	For the year ended December 31,
	1998(2)	1999	2000	2001	2002	2003
Options granted during such year	3,754,250	2,893,000	4,851,900	3,204,800	3,941,950	0
Options granted during such year that have been canceled	2,412,750	880,500	1,102,300	164,000	561,000	0
Options granted during such year that remain outstanding as of December 31, 2003	1,341,500	2,012,500	3,749,600	3,040,800	3,380,950	0
Exercise Price on Grant Date	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 7.53	N/A
Adjusted Exercise Price as of December 31, 2003(1)	41.15	21.21	N/A	N/A	N/A	N/A
Total options outstanding as of December 31, 2003						13,525,350

_________________

(1)

The Adjusted Exercise Price shown in the table assumes the exercise of such options on December 31, 2003. These Adjusted Exercise Prices are shown for illustrative purposes only and may not represent the actual Adjusted Exercise Price of such options at the time of their exercise.

(2)

In 2001, we repriced 940,950 options granted in 1998 to Ps. 13.00 per option.  As of December 31, 2003, 855,200 of the 940,950 repriced options remained outstanding.

The estimated cost to us for options granted under the Plan was Ps. 39 million, Ps. 59 million and Ps. 29 million for 2001, 2002 and 2003, respectively.  The aggregate amount of compensation set forth in “—Compensation” does not include the cost of the grant of options under the Plan.

Pension Benefits

Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan’s actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We increased our weighted-average discount rate from 4.5% in 2002 to 5.75% in 2003 to reflect market interest rate conditions.  To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted-average of long-term returns on our pension plans were 7.0%, 6.0% and 7.0% in 2001, 2002 and 2003, respectively.  With respect to the pension plans in the United States, as of December 31, 2003, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2003, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 553 million while the related estimated obligations were Ps. 1,758 million. Our aggregate pension expense in 2003 was approximately Ps. 297 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in note 10 to our consolidated financial statements for the year ended December 31, 2003.

Severance Benefits

Some of our senior managers are entitled to a severance payment equal to up to three times the sum of (i) their annual base salary and (ii) certain benefits they receive pursuant to Mexican law, if they cease to be employed by us in connection with a change of control of Vitro, S.A. de C.V.  This severance benefit is in addition to any severance payment due to such senior manager under Mexican law.

One of our senior managers is employed by us pursuant to a three year guaranteed employment contract.

#

BOARD PRACTICES

Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year.  If the one year term of office of any of our directors is not renewed at the annual general ordinary shareholders’ meeting, that director will serve until a successor director is duly elected and takes office. At our annual general ordinary shareholders’ meeting held on March 25, 2004, our shareholders resolved that our Board of Directors would consist of 15 directors.  We have no alternate directors.  We have not entered into a service contract with any of our directors providing for benefits to such directors upon their ceasing to be our directors.

Pursuant to our by-laws, our Board of Directors must meet at least four times per calendar year and dedicate one such meeting to the analysis of our medium- and long-term strategies.  Meetings usually take place at our principal executive offices.  However, if necessary, such meetings may be held anywhere within or without Mexico or by telephone.  For a quorum to exist at a meeting of our Board of Directors, a majority of the directors must be in attendance.  The affirmative vote of the majority of the directors present at a duly called meeting of our Board of Directors is required for the adoption of any resolution.  Minutes must be prepared after every meeting of our Board of Directors to reflect the resolutions adopted and any relevant discussions that took place.  Such minutes must be signed by the Chairman of the Board, the Secretary and the Examiner, to the extent each of them attended the meeting.  Res olutions adopted at meetings not conducted in person have the same force and effect as those adopted at a meeting conducted in person as long as they are duly documented and were unanimously adopted.

Our Board of Directors may create as many committees as it deems appropriate for the discharge of its duties.  In addition, pursuant to our by-laws, the following committees must be established:  (i) Evaluation and Compensation Committee, (ii) Audit Committee and (iii) Finance and Planning Committee.  In addition to the requisite committees, our Board of Directors has established a Corporate Responsibility Committee.

Each committee consists of between three and five directors and has the ability to delegate to experts, advisors or consultants such tasks or powers as our Board of Directors deems appropriate.  The committees meet as often as necessary and must provide a report of their activities and findings to our Board of Directors at any time our Board of Directors requests such report or whenever the committee deems appropriate to report any events or facts that are relevant to us.

Consistent with the new board and governance practices mandated by the Sarbanes-Oxley Act of 2002, we have established an Audit Committee that is exclusively comprised of independent members of our Board of Directors (as defined under the rules and regulations of the SEC and the listing standards of the NYSE).  Our Audit Committee is now responsible for verifying that our management is complying with its obligations regarding internal controls and the preparation of financial statements and for the oversight of our auditors.  In addition, our Audit Committee is responsible for the appointment, compensation and oversight of our independent external auditors.  Moreover, our Audit Committee regularly meets with our management, internal auditors and independent external auditors.

Our Audit Committee’s members are Messrs. Gustavo Madero, Jaime Serra Puche, Joaquín Vargas and Alejandro Garza.  Mr. Gustavo Madero is the President of our Audit Committee.  Our Audit Committee’s charter provides that (i) the members of the committee must be elected by our Board of Directors, (ii) the committee must be comprised of at least three and not more than five of our independent directors, (iii) the president, examiner and secretary of the committee must be appointed by our Board of Directors, (iv) any member of the committee may convoke a meeting through written notice given to the other members of the committee at least five days before such meeting, (v) the committee must meet at least three times per year, (vi) the committee must provide to our Board of Directors and at our annual general ordinary shareholders’ meeting a report about the annual activities of the committee, (v ii) the attendance of at least the majority of the committee’s members will be considered a quorum and the committee’s resolutions shall be adopted by the vote of at least the majority of its members present at the relevant meeting, (viii) resolutions of the committee may be adopted without a meeting, provided such resolutions are approved unanimously and confirmed in writing and (ix) the committee must perform such duties as required by law and by our Board of Directors.  Moreover, pursuant to our Audit Committee’s charter, that committee must verify that the internal and external audit duties are duly performed and confirm our compliance with all laws and regulations regarding the reliability, sufficiency and transparency of our financial statements.

Our Audit Committee has the authority to, among other things, (i) appoint, compensate and supervise our independent auditors, (ii) review our independent working program, letters and reports and inform our Board of Directors about the audit’s results, (iii) work as a communication channel between our Board of Directors and our internal and independent auditors, (iv) resolve conflicts between our senior management and our independent auditors, (v) assist our Board of Directors in the review, preparation and issuance of our financial statements, (vi) analyze our management’s proposal regarding our internal controls, (vii) verify that we have implemented mechanisms to ensure compliance with applicable laws and regulations, (viii) create procedures for the receipt of information from protected witnesses or anonymous sources, (ix) obtain support from external consultants or advisors for the acc omplishment of its duties, (x) resolve issues involving conflicts of interest and transactions among related parties, (xi) review our annual reports filed with the SEC and the Comisión Nacional Bancaria y de Valores, which we refer to as the “CNBV” and (xi) approve our Code of Ethics and Business Conduct.

Our Board of Directors has established an Evaluation and Compensation Committee which is comprised of Messrs. Adrián Sada, Federico Sada, Carlos Represas, Lorenzo Zambrano, Alejandro Garza and Eduardo Brittingham.  Not all of the members of our Evaluation and Compensation Committee are independent directors.  Mr. Lorenzo Zambrano is the President of our Evaluation and Compensation Committee.  Our Evaluation and Compensation Committee operates under the following guidelines, which were approved by our Board of Directors and provide that the committee must (i) meet whenever it deems necessary, (ii) support and advise our Board of Directors in the evaluation and compensation of our Chief Executive Officer and other senior managers, (iii) be composed of at least three and not more than five members, (iv) advise our Board of Directors about procedures to be proposed to our Chief Executive Officer and oth er senior managers, (v) propose criteria to observe in the evaluation of our Chief Executive Officer’s and other senior manager’s performance, pursuant to our Board of Director’s own guidelines, (vi) analyze and propose to our Board of Directors the compensation to be granted to our senior managers, (vii) confirm that the recruiting conditions regarding our Chief Executive Officer and other senior managers are in accordance with our Board of Directors’ guidelines, (viii) confirm that the severance benefits owed to our Chief Executive Officer and other senior managers are in accordance with our Board of Directors’ guidelines and (ix) ensure that the policies regarding and the composition of our directors’, Chief Executive Officer’s and other senior managers’ compensation package are fully described in our publicly filed annual reports.

#

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Shares by each of our directors and senior managers as of March 25, 2004, the date of our annual general ordinary shareholders’ meeting.

Name	Number of Shares Owned	Percentage of Shares Outstanding(3)	Granted Options(4)	Outstanding Options(4)	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date

Adrián Sada González	14,355,296(1)	5.30%	90,400	90,400	13.00	13.00	March 2008
			225,000	225,000	14.88	17.48	March 2009
			430,000	430,000	11.00	N/A	June 2010
			550,000	550,000	8.27	N/A	March 2011
			550,000	550,000	7.53	N/A	March 2012

Adrián Sada Treviño	33,045,434(1)(2)	12.19%	90,400	90,400	13.00	13.00	March 2008

Federico Sada González	14,245,777(1)	5.26%	90,400	90,400	13.00	13.00	March 2008
			225,000	225,000	14.88	17.48	March 2009
			430,000	430,000	11.00	N/A	June 2010
			550,000	550,000	8.27	N/A	March 2011
			550,000	550,000	7.53	N/A	March 2012

Tomás González Sada	*	*	—	—	—	—	—

Andrés Yarte Cantú	*	*	—	—	—	—	—

Dionisio Garza Medina	*	*	—	—	—	—	—

Gustavo Madero Muñoz	*	*	—	—	—	—	—

Carlos Represas	*	*	—	—	—	—	—

Jaime Serra Puche	*	*	—	—	—	—	—

Lorenzo Zambrano	*	*	—	—	—	—	—

Carlos Muñoz	*	*	—	—	—	—	—

Joaquín Vargas	*	*	—	—	—	—	—

Raúl Rangel Hinojosa	*	*	—	—	—	—	—

Alejandro Garza Lagüera	*	*	—	—	—	—	—

Eduardo Brittingham	*	*	—	—	—	—	—

José Domene Zambrano	3,000,000	1.11%	180,000	180,000	11.00	N/A	June 2010
			360,000	360,000	8.27	N/A	March 2011
			360,000	360,000	7.53	N/A	March 2012

Francisco Romero Ramos	*	*	5,400	5,400	13.00	13.00	March 2008
			9,000	9,000	14.88	17.48	March 2009
			18,000	18,000	11.00	N/A	March 2010
			19,200	19,200	8.27	N/A	March 2011
			37,500	37,500	7.53	N/A	March 2012

Claudio Del Valle Cabello	*	*	15,100	15,100	13.00	13.00	March 2008
			28,000	28,000	14.88	17.48	March 2009
			60,000	60,000	11.00	N/A	June 2010
			59,000	59,000	8.27	N/A	March 2011
			60,500	60,500	7.53	N/A	March 2012

Álvaro Rodríguez Arregui	*	*	—	—	—	—	—

Fernando Flores Faz	*	*	13,300	13,300	13.00	13.00	March 2008
			45,000	45,000	14.88	17.48	March 2009
			150,000	37,500	11.00	N/A	June 2010
			160,000	40,000	8.27	N/A	March 2011
			160,000	80,000	7.53	N/A	March 2012

Alfonso Gómez Palacio Gastelum	*	*	54,300	54,300	13.00	13.00	March 2008
			90,000	90,000	14.88	17.48	March 2009
			120,000	120,000	11.00	N/A	June 2010
			130,000	130,000	8.27	N/A	March 2011
			150,000	150,000	7.53	N/A	March 2012

Roberto Rubio Barnes	*	*	48,200	48,200	13.00	13.00	March 2008
			100,000	100,000	14.88	17.48	March 2009
			180,000	180,000	11.00	N/A	June 2010
			190,000	190,000	8.27	N/A	March 2011
			150,000	150,000	7.53	N/A	March 2012

____________________

*

Beneficially owns less than one percent of the outstanding shares of Vitro, S.A. de C.V.’s common stock.

(1)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. All such shares have the same voting rights as the shares owned by any other shareholder.

(2)

Reported as a group with his wife, Mrs. María Nelly González de Sada.

(3)

For purposes of calculating ownership percentages, we used as the denominator 271.1 Shares, which is the number equal to our issued Shares minus the sum of (i) our Shares held by the Stock Option Trust and (ii) our Shares held as treasury stock.  As of March 25, 2004, approximately 24.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares were held as treasury stock.

(4)

The options listed below are options to purchase our Shares.

See “—Compensation—Employee Stock Option Plan” for a discussion of the only arrangement providing our employees with equity-based compensation.

#

EMPLOYEES

As of December 31, 2003, we employed approximately 25,800 persons, approximately 80% of whom were located in Mexico.

The following table sets forth, for the periods presented, the period end and average number of employees of each of our three operating business units and our corporate offices.

Business Unit	2001		2002		2003
	Period End	Average	Period End	Average	Period End	Average

Flat Glass	10,929	10,954	10,990	10,966	10,687	10,570
Glass Containers	11,195	11,243	10,922	11,191	9,981	10,295
Glassware	4,669	4,748	4,581	4,870	4,410	4,579
Corporate Offices	770	786	680	737	751	687
Total	27,563	27,731	27,173	27,794	25,829	26,131

The following table sets forth, for the periods presented, our employees by geographic location.

Location	2001		2002		2003
	Period End	Average	Period End	Average	Period End	Average

Mexico	21,594	22,110	21,380	22,002	20,296	20,546
United States	3,189	3,241	2,987	3,080	2,845	2,861
Rest of the world	2,780	2,381	2,806	2,712	2,688	2,724
Total	27,563	27,731	27,173	27,794	25,829	26,131

In recent years, we have increased the number of our employees through acquisitions and decreased the number of our employees through employee reduction programs and divestitures.

Relation with Labor Unions

In Mexico, all of our workers (others than our empleados de confianza) are currently affiliated with labor unions. Labor relations in each manufacturing facility in Mexico are governed by separate collective bargaining agreements which were entered into between the relevant subsidiary and a union selected by the employees of the relevant facility. The terms of the collective bargaining agreements are renegotiated every two years, except for wages, which are negotiated every year. For over 60 years, we have not experienced any strikes that materially affected our overall operations in Mexico and management believes that it has a good relationship with its employees and the labor unions to which they are affiliated.

In the United States a majority of our workers are currently affiliated with labor unions.  Management believes that it has a good relationship with its employees in the United States and the labor unions to which they are affiliated.

#

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Unless the context otherwise requires, in the section entitled “Major Shareholders” of this Item 7 the words “we,” “us,” “our,” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

MAJOR SHAREHOLDERS

As of June 15, 2004, approximately 324 million of our Shares were issued and approximately 296 million of our Shares were issued and outstanding.  As of such date, approximately 24.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares were held as treasury stock.  Under Mexican corporate law, our Shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our Shares are entitled to vote.  Under Mexican GAAP, those of our Shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding.

We have one class of American Depositary Shares, which we refer to as “our ADSs,” registered under the Securities Act.  Our ADSs are evidenced by American Depositary Receipts, which we refer to as “ADRs,” and each of our ADSs represents three Ordinary Participation Certificates, which we refer to as “CPOs.”  Each CPO represents one of our Shares.  As of March 31, 2004, there were approximately 19.9 million of our ADSs outstanding (representing approximately 59.7 million of our Shares).  Holders of ADSs and CPOs have no voting rights with respect to the underlying Shares but have all economic rights relating to those Shares.  Our ADSs are issuable by Citibank, N.A. pursuant to a deposit agreement. See “Item 10. Additional Information.”

The following table sets forth our major shareholders and their shareholdings as of March 25, 2004, the date of our annual general ordinary shareholders’ meeting.  The Shares held by our major shareholders have similar voting rights to the shares held by all of our other shareholders.

Name	Shares outstanding(1)(2)	% of ownership(1)(2)

Pension Plan Trust	39,150,000	14.44%
Mrs. María Nelly González de Sada(3) (4)	17,650,011	6.51%
Mr. Adrián Sada Treviño(3) (4)	15,395,423	5.68%
Mr. Adrián Sada González	14,355,296	5.30%
Mr. Federico Sada González	14,245,777	5.26%

_______________

(1)

For purposes of calculating our issued and outstanding Shares, we included, when applicable, options granted to the applicable shareholders.

(2)

For purposes of calculating ownership percentages, we used as the denominator 271.1 Shares, which is the number equal to our issued Shares minus the sum of (i) our Shares held by the Stock Option Trust and (ii) our Shares held as treasury stock.  As of March 25, 2004, approximately 24.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares were held as treasury stock.

(3)

Mr. Adrián Sada Treviño and his wife, Mrs. María Nelly González de Sada, together hold 12.19% of our issued and outstanding Shares.

(4)

Ms. Alejandra Sada González and Mrs. María Nelly Sada de Yarte, their children, their children’s spouses and their respective children collectively hold 20,435,589 of our Shares, representing 7.54% of our issued and outstanding Shares.  Ms. Alejandra Sada González and Mrs. María Nelly Sada de Yarte are the daughters of Mr. Adrián Sada Treviño and Mrs. María Nelly González de Sada.

#

RELATED PARTY TRANSACTIONS

Corporate Airplanes and Certain Other Assets

We own and lease certain assets, including three airplanes, that are primarily used by certain of our directors and senior managers for business purposes, including meeting with customers and suppliers.  Our Política de Uso de Activos Restringidos, our restricted asset policy, is a policy adopted by our Audit Committee which establishes guidelines under which certain of our assets can be used by our directors and senior managers for personal purposes.  The Política de Uso de Activos Restringidos permits certain of our directors and senior managers to use these assets for personal purposes for a specified number of hours per year, subject to certain limitations.  If a director’s or senior manager’s use of these assets for personal purposes exceeds the specified number of hours, that director or senior manager must reimburse us for the cost of operating the assets he uses during the excess time of use.  We do not expect that any reimbursement from our directors and senior managers will cover a significant portion of our expenses relating to these assets.  See “Item 6.  Directors and Senior Management—Use of Certain Assets and Services.”

Certain Arrangements with Respect to Real Estate

From time to time, certain of our directors and senior managers use certain real estate owned by the families of certain of our directors to meet with our customers or for other of our business purposes.  We pay an annual fee for the right to use these properties for a specified number of hours per year.

In addition, we have agreed to pay the cost of maintaining (including providing the personnel necessary to manage and operate) certain real estate owned by the families of certain of our directors and senior managers in exchange for the right to use those properties for a specified number of hours per year.  We use these properties as a place to meet with our customers and for other of our business purposes.

Goods Sold to or Purchased from Certain Companies

In the ordinary course of business, we sell flat glass products and glass containers to Distribuidora Prez, S.A. de C.V., Promotora y Comercializadora Occidente, S.A. de C.V. and Nueva Mexicana de Vidrio y Aluminio, S.A. de C.V., whose shareholders are Mr. Manuel Güemez de la Vega and his family.  Mr. Güemez de la Vega is also our Examiner.  All sales made to these entities are on an arm’s-length basis on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market.  In 2003, the aggregate amount of these sales was approximately Ps. 53 million.

From time to time, we purchase paint for industrial equipment from Regio Empresas, S.A.  These purchases are made after arm’s-length negotiations and on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market.  In 2003, the aggregate amount of these purchases was less than Ps. 1 million.  As a group, certain of our directors and senior managers own 26.4% of the outstanding shares of common stock of Regio Empresas, S.A.  These directors and senior managers are also shareholders of Vitro.

Services Performed by Neoris

On May 13, 2004, after completing a bidding process we conducted to select a vendor, we entered into a five year agreement with Neoris, a software developer, which is owned by Cemex, S.A. de C.V.  Mr. Lorenzo Zambrano, one of our directors, is the Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.  The agreement was entered into on an arm’s-length basis and the aggregate amount that we will be required to pay under this agreement will depend on the software developments that we require.

#

Item 8.  FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 to F-39 for a copy of our audited financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003.

Export Sales

The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries.  Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2003.

	Flat Glass	% of Consolidated Net Sales	Glass Containers	% of Consolidated Net Sales	Glassware	% of Consolidated Net Sales	Consolidated	% of Consolidated Net Sales
2003
Domestic sales	Ps. 3,490	28%	Ps. 6,046	60%	Ps. 1,772	67%	Ps. 11,281	45%
Export sales	2,816	23%	2,795	28%	859	33%	6,470	26%
Foreign subsidiaries	6,010	49%	1,192	12%	0	0%	7,213	29%
Total net sales	Ps. 12,316	100%	Ps. 10,033	100%	Ps. 2,631	100%	Ps. 24,954	100%

2002
Domestic sales	Ps. 3,497	29%	Ps. 6,498	61%	Ps. 1,904	69%	Ps. 11,807	46%
Export sales	2,826	23%	2,707	26%	845	31%	6,379	25%
Foreign subsidiaries	5,837	48%	1,403	13%	0	0%	7,240	29%
Total net sales	Ps. 12,160	100%	Ps. 10,608	100%	Ps. 2,749	100%	Ps. 25,426	100%

2001

Domestic sales	Ps. 3,873	31%	Ps. 6,413	61%	Ps. 2,016	69%	Ps. 12,178	47%
Export sales	2,720	22%	2,884	27%	897	31%	6,500	25%
Foreign subsidiaries	5,957	47%	1,298	12%	0	0%	7,255	28%
Total net sales	Ps. 12,550	100%	Ps. 10,595	100%	Ps. 2,913	100%	Ps. 25,933	100%

Legal or Arbitration Proceedings

The Mexican Comisión Nacional del Agua has entered an administrative order finding that one of our subsidiaries owes approximately $3.5 million with respect to unpaid water discharge use duties and related late payment penalties and interest.  We have appealed this order and are awaiting a decision on the appeal.

For information relating to the PBGC matter, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—PBGC Matter.”  For information relating to litigation on tax refunds, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Tax Refunds.”

Other than as set forth immediately above, there are no material pending legal proceedings to which we are a party.

Dividend Policy

The majority of our issued and outstanding Shares, acting at a general ordinary shareholders’ meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment.  This decision is generally, but not necessarily, based on the recommendation of Vitro’s Board of Directors.  The Board of Directors, taking into account our financial condition and the terms of the shareholders’ approval, generally determines the timing for the payment of the dividends that was approved at the general ordinary shareholders’ meeting.

Significant Changes

Since the date of our annual financial statements no significant change in our financial information has occurred other than those changes described in “Item 5.  Operating and Financial Review and Prospects—Trend Information.”

#

Item 9.  THE OFFER AND LISTING

Unless the context otherwise requires, in this Item 9 the words “we,” “us,” “our” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

LISTING DETAILS

We are registered as a public company in Mexico.  Our Shares are listed on the Mexican Stock Exchange, where they trade under the symbol “VITROA.”  Our ADSs are listed on the NYSE and trade under the symbol “VTO.”

The following table sets forth, for each year in the five year period ended December 31, 2003, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs.  There is no public market outside of Mexico for our Shares.

	Mexican Stock Exchange Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Year	High	Low	High	Low

1999	Ps. 23.10	Ps. 11.90	$ 7.50	$ 3.50
2000	17.00	6.60	5.81	2.00
2001	11.30	6.96	3.50	2.14
2002	14.09	6.47	4.54	2.08
2003	11.63	7.03	3.10	2.00

__________________

(1)

Source: Infosel.

(2)

Not adjusted for dividends.

(3)

Each of our ADSs indirectly represents three of our Shares.

The following table sets forth, for each quarter in the two year period ended December 31, 2003 and the three month period ended on March 31, 2004, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Mexican Stock Exchange Pesos per Share(1) (2)		NYSE U.S. dollars per ADS(2)(3)
Year	High	Low	High	Low

2002
First Quarter	Ps. 9.39	Ps. 6.47	$ 3.22	$ 2.08
Second Quarter	14.09	8.68	4.54	2.93
Third Quarter	11.31	8.60	3.54	2.42
Fourth Quarter	9.10	7.80	2.67	2.28
2003
First Quarter	Ps. 9.51	Ps. 7.80	$ 2.85	$ 2.12
Second Quarter	7.95	7.03	2.25	2.00
Third Quarter	9.00	7.06	2.47	2.04
Fourth Quarter	11.63	8.15	3.10	2.14
2004
First Quarter	Ps. 14.66	Ps. 11.06	$ 4.02	$ 2.90

________________________

(1)

Source: Infosel.

(2)

Not adjusted for dividends.

(3)

Each of our ADSs indirectly represents three of our Shares.

The following table sets forth, for each month in the six month period ended May 31, 2004, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Mexican Stock Exchange Pesos per Share(1) (2)		NYSE U.S. dollars per ADS(2)(3)
Month	High	Low	High	Low
December 2003	Ps. 11.28	Ps. 10.90	$ 2.98	$ 2.84
January 2004	13.60	11.06	3.67	2.90
February	14.66	13.25	4.02	3.45
March	14.28	12.80	3.80	3.39
April	14.15	12.33	3.76	3.16
May	12.95	11.70	3.31	2.92

________________________

(1)

Source: Infosel.

(2)

Not adjusted for dividends.

(3)

Each of our ADSs indirectly represents three of our Shares.

#

MARKETS

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, it is organized as a corporation whose shares are held by brokerage firms, which are the sole authorized entities to trade on the exchange.  Trading on the Mexican Stock Exchange takes place electronically through the centralized automated system of the exchange, which is open each business day between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time.  Most transactions in listed Mexican securities take place through the Mexican Stock Exchange. Trades on or off the Mexican Stock Exchange involving ten percent or more of an issuer’s outstanding capital stock must be reported to the CNBV, which in turn must notify the Mexican Stock Exchange of such trade. Directors, officers and other insiders must report to the CNBV any and all transactions undertaken with respect to securities of the issuer with whic h they are related.  In addition, directors, officers and other insiders holding stock representing 5% or more of the outstanding capital stock of the related issuer may not buy or sell such stock within a period of three months from the date of their last purchase or sale.

The Mexican Stock Exchange publishes a daily official price list (Boletín Diario de Precios y Cotizaciones) that includes price information on each listed security traded that day.  The Mexican Stock Exchange operates a system of automatic temporary suspensions of trading in shares of a particular issuer as a means of controlling excessive price volatility.  Each day a price band is established with upper and lower limits.  If during the day a bid or offer is accepted at a price outside this price band, trading in the shares is automatically suspended for one hour.  Suspension periods in effect at the close of trading are not carried over to the next trading day.  Our Shares, as well as other securities of Mexican issuers that are publicly traded in the United States, however, are not subject to the above-described temporary suspension of trading rules dictated by the Mexican Stoc k Exchange.  In addition, the Mexican Stock Exchange may also suspend trading of a security, including securities not subject to the automatic suspension systems, for up to five days if it determines that disorderly trading is occurring with respect to such security; such suspension may be extended beyond five days if so approved by the CNBV.

Trading on the New York Stock Exchange

Since November 19, 1991, our ADSs have been listed on the NYSE.  Since May 6, 1992, each of our ADSs represents three CPOs issued by a Mexican trust, which we refer to as the “CPO Trust.”  Nacional Financiera is the trustee for the CPO Trust and we refer to it as the “CPO Trustee.”  Each CPO represents economic interests, but does not grant voting rights, in one of our Shares held in the CPO Trust. The ADSs are evidenced by ADRs.  ADRs evidencing ADSs are issued by Citibank, N.A., as depositary, which we refer to as the “Depositary,” pursuant to the Deposit Agreement dated as of November 26, 1991 among Vitro, S.A. de C.V., the CPO Trustee, the Depositary and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

As of March 31, 2004, approximately 6% of our outstanding Shares were publicly held through CPOs and approximately 18% of our outstanding Shares were publicly held through ADSs. Holders of ADSs and CPOs have no voting rights with respect to the underlying Shares but have all economic rights relating to those Shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as CPO Trustee, is required to vote our Shares held by the CPO Trust in the same manner as the majority of our Shares that are not so held and that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADSs are not able to exercise voting or other rights granted to minorities.  However, if a Mexican national acquires CPOs, it may request from the CPO Trustee the cancellation of such CPOs and delivery of the underlying Shares.

#

Item. 10.  ADDITIONAL INFORMATION.

Unless the context otherwise requires, in this Item 10 the words “we,” “us,” “our” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

MEXICAN CORPORATE LAW AND BY-LAWS

Set forth below is a brief summary of certain provisions of our by-laws and applicable Mexican law.  This summary does not purport to be complete and is qualified by reference to our by-laws and applicable Mexican law.

General Information and Corporate Purpose

We were incorporated on August 27, 1936 as Fomento de Industria y Comercio, S.A., a corporation (sociedad anónima) formed under the laws of Mexico.  The incorporation deed was registered on October 3, 1936 in the Registro Público de la Propiedad y del Comercio de Monterrey, which we refer to as the “Public Registry of Commerce of Monterrey,” as entry number 139, volume 82, book 3.  On May 9, 1980, we changed our corporate name to Vitro, S.A. and the deed pursuant to which our name was changed was registered in the Public Registry of Commerce of Monterrey on June 9, 1980 as entry number 1,224, volume 117, book 4.  We adopted the variable capital corporate form on March 30, 1998 and the deed pursuant to which we adopted such corporate form was registered in the Public Registry of Commerce of Monterrey on April 1, 1998 as entry number 2,091, volume 207-42, book 4.

Our corporate domicile is San Pedro Garza García, State of Nuevo León, Mexico and our principal executive offices are located at Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico.

Pursuant to the second clause of our by-laws, our principal corporate purposes are (i) to subscribe for, dispose of or acquire shares of capital stock, bonds, obligaciones, certificates, promissory notes, securities granting optional rights and other securities (títulos valor) and other documents issued in series or masa and, in general, to carry on all such transactions permitted by law, (ii) to acquire or offer the shares representing our capital stock in accordance with the applicable law and the policies and resolutions of our Board of Directors regarding the acquisition and placement of shares of our capital stock through the Mexican Stock Exchange or through any other markets in which such shares are listed, (iii) to enter into contracts and transactions of a civil, mercantile, credit or financial nature including derivative transactions, repurchase agreement (reportos) and trusts (fideicomiso) in accordance with applicable law, (iv) to enter into loan agreements and to guarantee (as surety or otherwise), and grant liens to secure, the indebtedness of our subsidiaries and our affiliated or associated companies and, with the approval of our Board of Directors, of any other person, (v) to issue, accept, endorse and guarantee “por aval” negotiable instruments issued by us, our subsidiaries and our associated or affiliated companies and, with the approval of our Board of Directors, of any other third party, (vi) to render all kinds of services and to carry out analyses and studies with respect to the promotion, enhancement and restructuring of our subsidiaries and our associated or affiliated companies, (vii) to acquire, dispose of and lease such tangible property, real estate or derechos reales and derechos personales necessary for our operation and (viii) generally, to enter into agreements, to carry out transactions and to perform all acts necessary or convenient for the achievement of our fundamental corporate purposes.

Directors’ and Shareholders’ Conflict of Interest

The provisions of Mexican law described below govern issues relating to conflicts of interests that may arise between us, on the one hand, and our directors and shareholders, on the other.  Clause 42 of our by-laws states that any issue not expressly provided for in our by-laws will be governed by the Mexican General Law of Corporations and the Ley del Mercado de Valores, which we refer to as the “Mexican Law of the Securities Market.”

Pursuant to article 156 of the Mexican General Law of Corporations and article 14 Bis 5 of the Mexican Law of the Securities Market, any of our directors who has a conflict of interest with us with respect to a transaction must disclose such fact to our other directors and abstain from voting on such transaction.  Any of our directors that does not comply with the requirements described in the immediately foregoing sentence will be liable to us for any damages suffered by us arising out of such transaction.

Under article 196 of the Mexican General Law of Corporations, any of our shareholders that has a conflict of interest with us with respect to a transaction must abstain from voting on such transaction.  Any of our shareholders that does not comply with the requirement described in the immediately foregoing sentence will be liable to us for any damages suffered by us arising out of such transaction, but only if the transaction would not have been approved without such shareholder’s favorable vote.

Related Party Transactions and Certain Other Transactions

Pursuant to article 22 of our by-laws and article 8 of the Circular Unica, our Audit Committee must submit to our Board of Directors its opinion regarding transactions (i) between our subsidiaries and our related parties or (ii) that risk our subsidiaries’ net worth.

Pursuant to article 29 of our by-laws, our Board of Directors must approve any transactions outside the ordinary course of our business to be entered into by us or our subsidiaries, on the one hand, and (i) our partners and (ii) our senior managers, their spouses, families or any other person sharing an economic interest (vínculo patrimonial) with one of our managers, on the other, that may risk our or our subsidiaries’ net worth.

In addition, our by-laws require our Chief Executive Officer and other senior managers to inform our Audit Committee and our Board of Directors of any transaction outside the ordinary course of business such senior manager intends to enter into with us or our subsidiaries.

Our Business Conduct and Professional Responsibility Code requires our employees to disclose any circumstance which is or appears to be a conflict of interest between our employees and us.

Directors’ Compensation

Our Board of Directors may not set the compensation of our directors. Our by-laws and article 181 of the Mexican General Law of Corporations require that a majority of our Shares present at the annual general ordinary shareholders’ meeting determine our directors’ and our Examiner’s compensation for the immediately subsequent year.

Capital Structure

As a sociedad anónima de capital variable, a portion of our capital must be fixed capital and we may have variable capital.  The amount of our variable capital may not exceed ten times the amount of our fixed capital.  Other than our Shares and the shares of common stock representing the variable portion of our capital stock, no class or series of our common stock has been authorized.

We have not issued shares of common stock representing our variable capital and our fixed capital is Ps. 324,000,000, which is represented by 324,000,000 of our Shares.

Pursuant to our by-laws and Mexican law, our Shares may be held only by Mexican investors.  However, non-Mexican investors may acquire an economic interest in our Shares by holding CPOs.  Any acquisition of our Shares by non-Mexican investors in violation of our by-laws or Mexican law would be null and void.  see “—Description of CPOs.”

Share Registration and Transfer

Our Shares are evidenced by share certificates in registered form.  Our shareholders may hold their shares in the form of physical certificates or indirectly through institutions that have an account with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, which we refer to as “Indeval.”  Brokers, banks or other entities approved by the CNBV, which we collectively refer to as “Indeval Participants,” may maintain accounts at Indeval.  We maintain a registry of our shareholders who have either received physical certificates evidencing our Shares or are holding our Shares through an Indeval Participant.  Only persons listed in such registry and persons holding statements issued by Indeval or an Indeval Participant evidencing ownership of our Shares will be recognized as our shareholders.

Voting Rights; Preferences and Restrictions

Although at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting must approve the issuance of new series or classes of our common stock, whose terms may contain certain preferences or impose certain restrictions, no series or class of our common stock (other than our Shares and shares of common stock representing the variable portion of our capital stock) has been authorized.  Each of our Shares entitles the holder thereof to one vote at each of our general shareholders’ meetings.  However, the holders of CPOs are not entitled to the voting rights appurtenant to our Shares underlying their CPOs.  For a detailed description of this limitation, see “—Description of CPOs.”

So long as our Shares are registered at the Securities Section of the Registro Nacional de Valores, which we refer to as the “RNV,” we may not issue shares of common stock that do not grant a right to vote or limit other corporate rights without the approval of (i) the CNBV and (ii) at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting.  Pursuant to our by-laws, there may not exist outstanding shares of our common stock whose terms are different than the terms of our Shares in excess of 25% of the aggregate book value of our outstanding equity capital.  Notwithstanding the foregoing, the CNBV may authorize the increase of the foregoing limit by an additional 25% of the aggregate book value of our outstanding equity capital provided that such additional shares must be non voting or otherwise restricted shares and must be converted into our Shares within five year s of their issuance.

Dividends

At each of our annual general ordinary shareholders’ meeting, our Board of Directors must submit our audited consolidated financial statements for the previous fiscal year, together with a report thereon prepared by our Board of Directors, to our shareholders for their consideration and approval.  If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year.  Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital.  Allocation to the legal reserve is determined without reference to inflation adjustments required by Mexican GAAP.  Thereafter, a majority of our Shares present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the rem ainder of our net income to a reserve fund for the repurchase of our Shares or other reserve funds.

Those of our Shares that are fully paid and outstanding at the time a dividend or other distribution is declared will be entitled to share equally in such dividend or other distribution.  Those of our Shares that are partially paid will be entitled to share in a dividend or distribution in the same proportion that such Shares have been paid at the time of the declaration of such dividend or distribution.  In accordance with the Código de Comercio, which we refer to as the “Mexican Code of Commerce,” our shareholders have five years to claim their dividends, beginning on the date the dividends are declared payable.  If the dividends are not claimed during such period, a shareholder’s right to the dividend is extinguished.  For a description of dividend rights applicable to holders of CPOs, see “—Description of CPOs.”

Pursuant to article 17 of the Mexican General Law of Corporations, any agreement which excludes one or more of our shareholders from receiving its proportional share of our distributable net income is unenforceable.

Liquidation

Upon our dissolution, one or more liquidators, which will wind up our affairs, must be appointed by a majority of our Shares present at a general extraordinary shareholders’ meeting.  Those of our Shares that are fully paid and outstanding at the time of our dissolution will be entitled to share equally in any distribution upon liquidation.  Those of our Shares that are partially paid at the time of our dissolution will be entitled to share in a liquidation distribution in the same manner as they would in a dividend distribution.

Employee’s Mandatory Share in the Company’s Profits

Pursuant to Mexican law, each of us and our subsidiaries must pay to their respective employees 10% of the taxable income of such entity, which is generally lower than the taxable income and the net income reported by us and our subsidiaries.  To see the amounts paid by us in previous years pursuant to such law, refer to note 17 of our audited financial statements included elsewhere in this annual report.

Capital Reduction

Our Shares are subject to redemption in connection with a reduction in our capital.  Our capital may be reduced in the following situations: (i) to absorb losses, (ii) to return paid-in capital to shareholders, (iii) to redeem our Shares with retained earnings, (iv) to release shareholders with respect to subscribed but unpaid for Shares, (v) upon the exercise of the right of severance (derecho de separación) or the withdrawal right on the variable portion of the capital stock and (vi) upon a purchase of our Shares conducted in accordance with article 8 of our by-laws.  In each case, the capital reduction must be approved by at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting.

The capital reduction described in clause (i) of the foregoing paragraph must be on a pro rata basis among all of our outstanding Shares.  Upon such capital reduction, we are not required to cancel the redeemed Shares.

In the event of a capital reduction described in clause (ii) of foregoing paragraph, we will select which of our Shares will be canceled by lot before a Notary Public or an authorized mercantile official (corredor titulado).  Resolutions regarding any such capital reduction must be published three times in the official gazette of our corporate domicile, which currently is San Pedro, Garza García, Nuevo León, allowing at least ten days after each publication.

If we redeem our Shares as described in clause (iii) of the foregoing paragraph, such redemption must be effected through: (i) the acquisition of such Shares pursuant to public offer made on the Mexican Stock Exchange, at a price and offer terms determined by our shareholders, acting at a general extraordinary shareholders’ meeting or, our Board of Directors acting on their behalf or (ii) on a pro rata basis among all of our outstanding Shares, so that after the redemption is made, each of our shareholders will have the same ownership percentage of our outstanding Shares that he, she or it had before the redemption.  The redeemed shares must be canceled and our capital stock must be reduced accordingly.

A capital reduction described in clause (iv) of the foregoing paragraph must be published three times in the official gazette of our corporate domicile, which is currently San Pedro, Garza García, Nuevo León, allowing at least ten days after each publication.

In the event of a capital reduction described in clause (v) of the foregoing paragraph, such capital reduction must be made in accordance with articles 220 and 221 of the Mexican General Law of Corporations and at a price equal to the lower of:  (i) 95% of the average closing quotation for the last 30 trading days prior to the date at which the withdrawal shall become effective, which shall not be greater than six months and (ii) the book value of such shares according to the balance sheet of the last day of the fiscal year immediately preceding the date on which the withdrawal will become effective, which balance sheet must have been previously approved by our shareholders acting at a general ordinary shareholders’ meeting.

Purchase by us of our Shares

We may also decrease the number of outstanding Shares by purchasing our Shares in the Mexican Stock Exchange at prevailing market prices.  Purchases would have the effect of reducing either (i) shareholders’ equity or (ii) paid-in capital.  In accordance with our by-laws and the terms of article 14 Bis 3 of the Mexican Securities Exchange Law, we may acquire our Shares through the Mexican Stock Exchange, at the current market price, provided that such purchase is accounted for either (i) as a reduction of our shareholders’ equity (if we choose to cancel the purchased Shares) or (ii) as a reduction of our paid-in capital (if we choose to hold the purchased Shares as treasury stock).

Our shareholders, acting at our annual general ordinary shareholders’ meeting, must resolve, for the following year, the maximum amount we may use to purchase our Shares.  The aggregate amount we may use to purchase our Shares may not exceed our cumulative retained earnings.  Our Board of Directors may recommend to our annual general ordinary shareholders’ meeting the maximum amount we may use to purchase our Shares.

Purchase Obligation

In accordance with our by-laws, if our registration with the Securities Section of the RNV is cancelled, whether by request of the CNBV or by our initiative, the shareholders holding a majority of our Shares having the right to make decisions at general shareholders’ meetings or having the right to appoint a majority of our Board of Directors must make a public offer to purchase all other outstanding Shares prior to effectiveness of such cancellation.  In addition, if less than all of the outstanding Shares are sold pursuant to the public offer to purchase, such shareholders must place in trust, for at least six months, the amount necessary to purchase all other outstanding Shares.

The price at which such Shares must be purchased by our controlling shareholder is the higher of (i) the average closing quotation price made for the 30 trading days prior to the date at which the withdrawal will become effective, during a period which shall not be greater than six months and (ii) the book value per share, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange.  If the numbers of days on which the Shares have been traded during the period set forth in the preceding paragraph is less than 30 days, the number of days on which the Shares were effectively traded shall be used instead for purposes of calculating the purchase price of the Shares.  Notwithstanding the foregoing, the shareholders holding a majority of our Shares having the right to make decisions at general shareholders’ meetings or having the right to appoint a majority of our Board of Directors are not r equired to make such public offer if 95% of our Shares present at the relevant general shareholders’ meeting approve the delisting of our Shares from the Mexican Stock Exchange.

Variable Capital and Certain Rights to Sell

If we issue shares representing the variable portion of our capital, any holder of such shares will have the right to have such shares redeemed upon his, her or its request.  Any shareholder that requests the redemption of shares representing the variable portion of our capital must notify us of such request by delivering an authenticated written notice of withdrawal.  If a notice of withdrawal is received prior to the first day of the last quarter of any fiscal year, the withdrawal will become effective at the end of such fiscal year. Otherwise, the withdrawal will become effective at the end of the following fiscal year.

According to our by-laws, shares representing the variable portion of our capital that are the subject of a withdrawal notice must be redeemed at the lower of (i) 95% of the average closing quotation made for the last 30 trading days prior to the date at which the withdrawal shall become effective, which shall not be greater than six months and (ii) the book value of such shares according to the balance sheet as of the last day of the fiscal year immediately preceding the date on which the withdrawal will become effective, which balance sheet must have been previously approved by our shareholders acting at a general ordinary shareholders’ meeting.  Any amount owed by us in connection with such redemption becomes due on the day following the annual general ordinary shareholders’ meeting referred to in clause (ii) above.

Capital Increase; Preemptive Rights

At least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting may authorize an increase of the fixed portion of our capital and a majority of our Shares present at a general ordinary shareholders’ meeting may increase the variable portion of our capital.  Capital increases and decreases must be recorded in our Libro de Variaciones de Capital.  An increase in our capital cannot be effected if the shares representing our then existing capital have not been paid in full. Our capital may be increased either through (i) contributions made by existing or new shareholders, (ii) the capitalization of share-related premiums or advances previously made by our shareholders, (iii) the capitalization of retained earnings or valuation reserves or (iv) the capitalization of our indebtedness.

In the event of a capital increase, a holder of issued and outstanding Shares has a preferential right to subscribe for a sufficient number of our Shares to maintain such holder’s existing proportional holdings of our Shares.  Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Periódico Oficial del Estado de Nuevo León.  Under Mexican law, such preferential rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding Share.

Our shareholders are not entitled to preferential rights to subscribe for our authorized but unissued Shares issued in connection with a public offering if (i) at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting called for such purpose approves the public offering and (ii) other requirements specified in Article 81 of the Mexican Law of the Securities Market are satisfied, including obtaining the approval of the CNBV.  Such public offering may not be made if 25% or more of our Shares present at the general extraordinary shareholders’ meeting called to consider the public offering vote against the public offering.

Appraisal Rights

The Mexican General Law of Corporations provides that upon the adoption, at a general extraordinary shareholders’ meeting, of any of the resolutions described in the following paragraph, dissenting shareholders will have the right to have the Shares they hold appraised and to compel us to redeem such shares at the appraised price, subject to the satisfaction of certain terms and conditions.  The appraisal price will be determined by the proportion of shares submitted for appraisal to our net worth as stated in our financial statements approved at the most recent general ordinary shareholders’ meeting.

Such appraisal rights are triggered by shareholders’ resolutions approving (i) changes in our corporate purpose, (ii) our reincorporation in a jurisdiction other than Mexico or (iii) our transformation from one corporate form to another.  Dissenting shareholders must perfect their appraisal rights by making a request for appraisal of their Shares within 15 days following the date on which the meeting adopting the relevant resolution adjourns.

Modification of Shareholders’ Rights

The rights appurtenant to our Shares may be modified only through a resolution adopted by at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting.

Shareholders’ Meetings and Resolutions

General shareholders’ meetings may be ordinary meetings or extraordinary meetings.  General extraordinary meetings are those called to consider those matters specified in Article 182 of the Mexican General Law of Corporations including, among others, (i) any amendments to our by-laws, (ii) our early dissolution, (iii) our merger with another corporation, (iv) any change of our corporate purpose, (v) our issuance of preferred stock, (vi) our transformation from one corporate form to another and (vii) any increases or decreases of the fixed portion of our capital.  General shareholders’ meetings called to consider all other matters, including increases and decreases of the variable portion of our capital, are ordinary meetings.

A general ordinary shareholders’ meeting must be held at least once a year within the four months following the end of the prior fiscal year.  The annual general ordinary shareholders’ meeting is held every year (i) to discuss, approve or modify our Board of Directors’ annual report regarding our prior year’s financial results, the business’s development, relevant projects, the policies adopted by our Board of Directors and our current financial condition, (ii) to elect our directors and Examiner for the immediately subsequent year, (iii) to determine our directors’ and Examiner’s compensation for the immediately subsequent year, (iv) to consider and approve our Board of Directors’ annual report to our shareholders regarding our subsidiaries’ prior year’s results and performance, including the approval of their respective financial statements for the preceding fiscal ye ar and (v) to determine the maximum amount we may use to purchase our Shares.  A general ordinary shareholders’ meeting may be called and held at any time (i) to discuss and approve the acquisition or disposition of our Shares, whose value exceeds 20% of our shareholders’ equity as determined by reference to our most recent financial statements, whether through one transaction or a series of transactions, (ii) to discuss and approve the disposition of shares of one of our subsidiaries dedicated to the production, manufacture, distribution or sale of flat glass, glass containers or glassware products, when such disposition would cause the change of control of such subsidiary and (iii) to approve an increase or decrease of the variable portion of our capital.  At any such general ordinary shareholders’ meeting, any shareholder or group of shareholders holding 10% or more of our outstanding Shares may appoint one of our directors.  A majority of our Shares present at the annua l general ordinary shareholders’ meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year.  The directors elected at the annual general ordinary shareholders’ meeting serve for a renewable term of one year.  If the one year term of office of any of our directors is not renewed at the annual general shareholders’ meeting, each such director will serve until his or her successor is duly elected and takes office.

The quorum for a general ordinary shareholders’ meeting convened at the first call is at least 50% of our outstanding Shares entitled to vote at such meeting and action may be taken by holders of a majority of our Shares present at such meeting.  If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of our Shares present at such subsequent meeting and action may be taken by a majority of our Shares present at such subsequent meeting.  The quorum for a general extraordinary shareholders’ meeting convened at the first call is at least 75% of our Shares entitled to vote at such meeting.  If a quorum is not present, subsequent meetings may be called at which at least 50% of our Shares entitled to vote at such subsequent meeting will constitute a quorum.  Whether on first or subsequent calls to a meeting, actions at a general extraordinary shareholders 6; meeting may be taken only by at least 50% of our outstanding Shares, except for the cancellation of the registration of our Shares with the Securities Section of the RNV or the delisting of our Shares from the Mexican Stock Exchange, which actions may only be taken by at least 95% of our outstanding Shares.

General shareholders’ meetings may be called by (i) our Board of Directors or our Examiner, (ii) 10% of our Shares entitled to vote at such meeting by means of a request to our Board of Directors or our Examiner to call such a meeting, (iii) a Mexican court if our Board of Directors or our Examiner does not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders’ meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders’ meeting within such two year period:  (a) the annual report of our Board of Directors regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and Examiner or (d) the compensation of our directors and Examiner.  Notice of general shareholders’ meetings must be publish ed in the Periódico Oficial del Estado de Nuevo León or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders’ meeting.  Only shareholders who have either deposited Shares at our offices or who present statements issued by Indeval or an Indeval Participant evidencing ownership by such person of our Shares will be admitted as a shareholder to a general shareholders’ meeting.  In order to attend and participate in a general shareholders’ meeting, each shareholder must obtain from our Secretary a certificate acknowledging his, her or its status as a shareholder at least 48 hours before the date of the general shareholders’ meeting.  A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.

Under the Mexican Law of the Securities Market, at least 10% of our Shares entitled to vote on a particular matter may seek to have any shareholder action with respect to such matter set aside by filing a complaint with a court of law within 15 days after the adjournment of the general shareholders’ meeting at which such action was taken and showing that the challenged action violates Mexican law or our by-laws.  Such relief is only available to holders (i) who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and (ii) whose Shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law, we must initiate an action for civil liabilities against one or more of our directors upon the approval of a resolution of our shareholders to that effect.  If our shareholders approve such a resolution, the persons against whom such action is brought will immediately cease to be one of our directors.  Additionally, at least 15% of our outstanding Shares may directly initiate such an action against our directors to the extent that (i) such Shares shall not have been voted against initiating such an action at the relevant general shareholders’ meeting and (ii) the claim covers all of the damages alleged to have been caused to us and not merely the damages suffered by the plaintiffs.  Any recovery of damages with respect to such actions will be for our benefit and not for the direct benefit of the shareholders bringing the action.

Asset Acquisitions and Divestitures

Pursuant to our by-laws, our Board of Directors has the exclusive and non assignable power to approve transactions involving (i) the acquisition or disposition of 10% or more of our total assets, (ii) guarantees by us in an amount exceeding 30% of our total assets and (iii) other transactions in any way affecting more than 1% of our total assets.

Description of CPOs

The following is a description of certain provisions of (i) the Trust Agreement dated as of November 24, 1989, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the “First Trust Agreement,” (ii) the Trust Agreement dated as of November 28, 1990, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the “Second Trust Agreement” and, together with the First Trust Agreement, the “CPO Trust Agreements,” (iii) the public deed dated as of November 29, 1990, which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Público del Comercio de la Ciudad de México, D.F., which deed we refer to as the “First CPO Deed,” (iv) the public deed dated as of June 24, 1998 which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Ag reements and which deed is registered with, and may be examined at, the Registro Público del Comercio de la Ciudad de México, D.F., which deed we refer to as the “Second CPO Deed,” and (v) applicable provisions of the Ley General de Títulos y Operaciones de Credito, which we refer to as the “Negotiable Instruments Law.”  We refer to the First CPO Deed and the Second CPO Deed together as the “CPO Deeds.”  This description does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreements, the CPO Deeds and the provisions of Mexican law referred to in this description.

The CPO Trust Agreements established a master trust that enables non-Mexican investors to acquire CPOs representing economic interests in our Shares.  The trust is necessary because, under Mexican law and our by-laws, our Shares may not be purchased or held directly by non-Mexican investors.

The terms of the CPO Trust Agreement were authorized by an official communication dated November 27, 1990 from the Dirección General de Inversiones Extranjeras de la Comisión Nacional de Inversiones Extranjeras.  The CPO Trust Agreement is registered with the Registro Nacional de Inversiones Extranjeras, which we refer to as the “National Registry of Foreign Investment.”  An official communication of the CNBV authorized the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements.

CPOs, which are negotiable instruments under Mexican law, have been issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreements and the CPO Deeds and may be redeemed as described in “—Deposit and Withdrawal of our Shares.”  Each CPO represents an economic interest in one of our Shares held in the CPO Trust.  Currently, the maximum number of CPOs that can be issued pursuant to the CPO Deeds is 200,000,000.  Holders of CPOs are not entitled to exercise any voting rights with respect to our Shares held in the CPO Trust.  Such rights are exercisable by the CPO Trustee pursuant to the terms of the CPO Trust Agreements.  Pursuant to the Ley de Inversión Extranjera, which we refer to as the “Foreign Investment Law,” the CPO Trust Agreement qualifies as a “neutral investment” trust because, among other things, voting rights in respect of the underlying Shares are e xercisable only by the CPO Trustee and not by the holders of the CPOs.

Deposit and Withdrawal of our Shares

Holders of our Shares may deliver such shares to the account of the CPO Trustee at Indeval and receive in return CPOs delivered by the CPO Trustee pursuant to the CPO Trust Agreements.  All of our Shares delivered to the CPO Trustee will be held in trust by the CPO Trustee in accordance with the terms and conditions of the CPO Trust Agreements.  We will deem the CPO Trustee to be the holder of the Shares delivered to the CPO Trustee.  Transfer of ownership of those of our Shares that underlie CPOs will be effected through the records maintained by Indeval and Indeval Participants.

The CPO Trustee will deliver CPOs in respect of our Shares transferred as described above.  All of the CPOs are evidenced by a single certificate, which we refer to as the “Global CPO,” which has been issued to and deposited with Indeval, acting as depositary.  Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through, records maintained by Indeval and Indeval Participants.  Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request statements issued by Indeval and Indeval Participants evidencing ownership of CPOs.  Holders of CPOs that are non-Mexican investors are not entitled to withdraw the Shares that are held in the CPO Trust and represented by CPOs.

Holders of CPOs may sell their CPOs (i) to a non-Mexican investor, in which case the non-Mexican investor will become the transferee of such CPOs or (ii) to a Mexican investor, through the Mexican Stock Exchange, in which case the Mexican investor would be the transferee of the Shares underlying such CPOs directly or, by keeping such shares deposited at an account at Indeval, such CPOs will be held by the CPO Trustee pending delivery.

Dividends, Other Distributions and Preemptive and Other Rights

Holders of CPOs are entitled to receive the economic benefits related to the Shares underlying such CPOs, including those dividends or distributions approved by our shareholders, and to receive the proceeds from the sale of such shares at the termination of the CPO Trust Agreement. See “—Termination of the CPO Trust.”  The CPO Trustee, through Indeval, will distribute cash dividends and other cash distributions received by it with respect to our Shares held in the CPO Trust to the holders of the CPOs in proportion to their respective holdings in the same currency in which they were received.  Dividends paid with respect to our Shares underlying CPOs will be distributed to CPO holders by Indeval on the business day following the date on which Indeval receives the funds on behalf of the CPO Trustee.

If a distribution by us consists of a stock dividend on our Shares, such distributed shares will be transferred to Indeval on behalf of the CPO Trustee, and held in the CPO Trust.  The CPO Trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of our Shares received by the CPO Trustee as the stock dividend.  If the maximum amount of CPOs that may be delivered under the CPO Deeds would be exceeded as a result of a dividend on our Shares, a new CPO deed will be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO Deed) may be issued.  If the CPO Trustee receives any distribution with respect to our Shares held in the CPO Trust (other than in the form of cash or additional Shares), the CPO Trustee will adopt such method as it may deem legal, equitable and practica ble to effect the distribution of such property.  If we offer, or cause to be offered, to the holders of our Shares, the right to subscribe for additional Shares, subject to applicable law, the CPO Trustee will offer to each holder of CPOs the right to instruct the CPO Trustee to subscribe for such holder’s proportionate share of such additional Shares (subject to such holder providing the CPO Trustee (through Indeval) with the funds necessary to subscribe for such additional Shares).  Neither we nor the CPO Trustee will be obliged to register such rights or the related Shares or CPOs under the Securities Act.  If an offering of rights occurs under applicable law and without registration under the Securities Act, and CPO holders provide the CPO Trustee with the necessary funds, the CPO Trustee (through Indeval) will subscribe for the corresponding number of our Shares, which will be placed in the CPO Trust (to the extent possible), and deliver additional CPOs (through Indeval) in respect of such shares to the applicable CPO holders pursuant to the CPO Deeds or, if applicable, through a new CPO deed.

According to Mexican law, dividends or other distributions and the proceeds from the sale of our Shares held in the CPO Trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions by the CPO Trustee or ten years from such sale will become the property of the Mexican Secretaría de Salud.

Changes Affecting our Shares

Upon, with respect to our Shares, any change in par value, a stock split, any other reclassification, a merger or consolidation affecting us, or if we pay dividends by distributing shares or other goods different from our Shares, the CPO Trustee shall determine, in an equitable and proportional manner, any required amendments to be made to the CPO Trust, the CPO Deeds and the CPOs, as well as to the instruments representing such CPOs.  If in connection with a redemption of our Shares, any of our Shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the CPO Technical Committee (as defined in “—Administration of the CPO Trust”) determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of our Shares held in the CPO Trust called for redemption) and pay the holders of such CPOs their prop ortionate share of the consideration paid by us in respect thereof.

Voting of our Shares

Holders of CPOs are not entitled to exercise any voting rights with respect to our Shares held in the CPO Trust.  Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such shares in the same manner as a majority of our outstanding Shares that are not held in the CPO Trust are voted at the relevant shareholders’ meeting.  Because CPOs grant no voting rights to holders thereof, such holders do not have the benefit of any rights (including minority protection rights) granted under applicable law or our by-laws to holders of our Shares.

Administration of the CPO Trust

Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the “CPO Technical Committee,” consists of five members and their respective alternates.  Each of the following entities appoints one member of the CPO Technical Committee: the Comisión Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociación Mexicana de Casas de Bolsa, the Common Representative (as defined below) and the CPO Trustee.  Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present.  Banca Serfín, Sociedad Anónima, Institución de Banca Múltiple, Grupo Financiero Serfín, has been appointed as the common represe ntative of the holders of CPOs and we refer to it as the “Common Representative.”

Pursuant to the Negotiable Instruments Law, the duties of the Common Representative include, among others (i) verifying the due execution and terms of the CPO Trust Agreements, (ii) verifying the existence of our Shares being held in the CPO Trust, (iii) authenticating the Global CPO, (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled, (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled, (vi) calling and presiding over CPO holders’ general meetings, each of which we refer to as a “CPO General Meeting,” and (vii) carrying out the decisions adopted thereat.  The Common Representative may request from the CPO Trustee all information and data necessary for the performance of its duties.  The CPO holders, by a resolution adopted a t a duly held CPO General Meeting, may (i) revoke the appointment of the Common Representative and appoint a substitute Common Representative and (ii) instruct the Common Representative to undertake certain actions.

Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs may request that the Common Representative call a CPO General Meeting, including in such request the order of business for such meeting.  Announcements of CPO General Meetings shall be published in the Diario Oficial de la Federación and in one of the newspapers with the widest distribution in the domicile of the CPO Trustee, which is currently México City, at least ten days in advance of the date on which the CPO General Meeting is scheduled.  Announcements of CPO General Meetings shall include the order of business for such meetings.

In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request a statement from Indeval or an Indeval Participant, not less than two days prior to the date on which such meeting is scheduled evidencing their holdings of CPOs and must submit such statement to the institution designated for such purpose in the notice for such meeting on or before the day prior to the date on which such meeting is scheduled.  Persons appointed by an instrument in writing as representatives for a holder of CPOs will be entitled to attend CPO General Meetings.

At CPO General Meetings, each holder of a CPO will be entitled to one vote per CPO owned by him, her or it.  Resolutions of the CPO holders must be approved by at least a majority of CPOs present at a CPO General Meeting at which there is a quorum.  A quorum at a CPO General Meeting initially is constituted by holders of a majority of CPOs delivered and, if no quorum is present at such meeting, any CPOs present at a subsequently called CPO General Meeting shall constitute a quorum.  Resolutions adopted by the required number of CPO at a duly convened CPO General Meeting will bind all CPOs, including absent and dissident holders.

Certain matters must be approved at a special CPO General Meeting at which, for the first call, at least 75% of the CPOs delivered must be present, and resolutions with respect to such matters must be approved by a majority of CPOs present at such meeting. Such matters include appointment and revocation of the Common Representative and the granting of consents, waivers or grace periods to the CPO Trustee. If a quorum is not present with respect to a CPO General Meeting discussing any such matters, a subsequent meeting may be called at which action may be taken regardless of the percentage of delivered CPOs present at such meeting.

Enforcement of Rights of CPO Holders

In accordance with the Negotiable Instruments Law, CPO holders may, with certain limitations, individually and directly exercise certain rights with respect to CPOs.  Such rights include the right to cause the CPO Trustee to distribute dividends or other distributions received by it (directly or through Indeval), to cause the Common Representative to protect the rights to which the CPO holders are entitled and to enforce such rights and to bring actions against the Common Representative for civil liabilities in the event of willful misconduct.

Status of CPO Holders

The CPO Trust Agreements and the CPO Deeds provide that any investor deemed a non-Mexican investor acquiring CPOs shall be considered under the CPO Trust Agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government.  If such protection is invoked, such CPO holder will forfeit its CPOs to the Mexican government. A holder of CPOs is deemed to have invoked the protection of the home government of such holder by, for example, asking such government to interpose a diplomatic claim against the Mexican government with respect to the CPO holders’ rights or by bringing suit in its home jurisdiction against the Mexican government with respect to such rights.  CPO holders will not be deemed to have waived any of their other rights, including any rights such holders may have under the United States securiti es laws or pursuant to the terms and provisions of the CPOs.

Termination of the CPO Trust

The CPO Trust Agreement and the CPOs issued under the CPO Deeds will expire 30 years after the date of execution of the CPO Trust Agreement.  The CPO Trustee will commence the procedure for the termination of the CPO Trust Agreement 12 months prior to its expiration.  At the time of such termination, the CPO Trustee will sell our Shares held in the CPO Trust and will distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder.  The CPO Trust may also be terminated upon a resolution approved by a majority of the CPOs present at a CPO General Meeting.  Notwithstanding the foregoing, the CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.

Upon the expiration of the CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the CPO Trust Agreement.  There can be no assurances that a new trust agreement will be executed.  In such a case, our Shares represented by the CPOs owned by any holder who executes the new trust agreement will be transferred by the CPO Trustee to the new trust created pursuant to such new trust agreement, and new ordinary participation certificates issued under the new trust agreement will be issued by the trustee and delivered to such holder.

Limitations Affecting ADSs Holders

Each of our Shares is entitled to one vote at general shareholders’ meetings.  Holders of ADRs and CPOs are not entitled to vote the underlying Shares. Voting rights with respect to the underlying Shares are exercisable only by the CPO Trustee, which is required to vote all such Shares in the same manner as the majority of our Shares that are not held in the CPO Trust are voted at the relevant meeting.

Our by-laws prohibit ownership of our Shares by non-Mexican nationals.  Any acquisition of our Shares in violation of such provision would be null and void under Mexican law and such shares would be cancelled and our capital accordingly reduced.  Non-Mexican nationals may, however, hold an economic interest in our Shares through a neutral investment trust such as the CPO Trust.

#

MATERIAL CONTRACTS

Divestitures

See “Item 4.  Information on the Company—Business—Divestitures” for a summary of the terms of the agreements governing our divestiture of certain of our subsidiaries.

Indebtedness

See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of our Indebtedness” for a summary of the terms of the agreements and instruments governing our and our subsidiaries’ material indebtedness.

Off-Balance Sheet Arrangements

See “Item 5.  Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” for a description of our and our subsidiaries’ off-balance sheet arrangements.

EXCHANGE CONTROLS

See “Risk Factors—If exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which can expose investors to currency risk.”

#

MATERIAL TAX CONSEQUENCES

The following summary contains a description of certain material U.S. federal income tax and Mexican federal tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs by a holder who or which is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs or CPOs.  This discussion does not purport to be a description of all of the possible tax considerations that may be relevant to the purchase, ownership, sale or other disposition of our ADSs or CPOs.

Mexican Federal Income Taxation

The following general summary of Mexican taxes is based on Mexican federal income tax laws in force on the date on which this annual report is filed, which laws are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Mexican law of the purchase, ownership, sale or other disposition of our ADSs or CPOs by persons or entities which are not residents of Mexico for tax purposes.

This summary is limited to non-residents of Mexico, as defined below, who own our ADSs or CPOs.  Each prospective investor should consult his, her or its own tax adviser as to the tax consequences of an investment in, the ownership of, and the disposition of, our ADSs or CPOs, including the effects of any Mexican, United States or any other jurisdiction’s federal, state or local tax laws (including, without limitation, income, estate and gift tax consequences in any of these jurisdictions).

For purposes of this summary, the term “Non-Resident Holder” means a holder that is not a resident of Mexico and does not hold our ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment in Mexico.  For purposes of Mexican tax law, an individual is a resident of Mexico if he or she has established his or her domicile in Mexico, or if he or she has another domicile outside Mexico but his or her “center of vital interest” (as defined under the Mexican Fiscal Code of 2004) is located in Mexico.  In addition to certain other circumstances, it is considered that the “center of vital interests” of an individual is situated in Mexico, if more than 50% of that person’s total income during a calendar year originates from within Mexico.  A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place o f business or its place of effective management is located in Mexico.  A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate that he or she is not a resident.  If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Our ADSs, CPOs and Shares

Taxation of Cash Distributions

Pursuant to the Mexican Income Tax Law, dividends or profits distributed by entities organized in Mexico will not be subject to income tax if such profits were previously taxed at the entity level.  Otherwise such entities shall compute the income tax owed on such profits at the then effective tax rate and pay such taxes to the Ministry of Finance and Public Credit.  In 2003, 2004 and 2005 and thereafter, the effective tax rate will be 34%, 33% and 32%, respectively.  Non-residents of Mexico will not be subject to income tax on dividends or profits paid by a Mexican company.

Taxation of Sale or Other Disposition

For Non-Resident Holders, proceeds from the sale or disposition of ADSs or CPOs made through an authorized stock exchange recognized under a tax treaty to which Mexico is a party (such as the NYSE) and meeting certain additional requirements are exempt from Mexican tax, provided that the shares of the issuer of such stock are sold or disposed of through a stock market holding a concession under the Mexican Law of the Securities Market.  In the case of a public offer to purchase shares, there is a taxation exemption of gains realized by stockholders who held the applicable shares at the time such securities were registered in the Registro Nacional de Valores.  Such exemption shall only apply if five years have elapsed from the initial placement of such shares on an authorized stock exchange or on a stock exchange recognized under a tax treaty to which Mexico is a party.  Shares are deemed placed on an authorized stock exch ange when at least 35% of the capital stock of such issuer have been placed on such authorized stock exchange.

If a sale of our Shares, which were sold in accordance with the rules outlined in the preceding paragraph, is made by a Non-Resident Holder on a stock exchange in Mexico, taxes will be withheld at a rate of 5%, with no deduction, on the gross revenue realized by the seller. Non-Resident Holders may instead elect to have tax withheld equal to 20% of the net profit realized from the sale of our Shares.  In either case, the tax would be withheld by the party selling the shares through a stock market holding a concession under the Mexican Law of the Securities Market.

Non-Resident Holders are exempt from income tax in Mexico arising from the sale or other disposition of our ADSs or CPOs, provided the sale satisfies the requirements in the first paragraph of this section.  If the sale of our ADSs or CPOs by a Non-Resident Holder fails to satisfy the requirements in that paragraph, the transaction will be subject to Mexican federal tax at a rate of 25% of the gross amount realized, with no deduction. If the Non-Resident Holder has a representative in Mexico according to the Income Tax Law, and such stockholder is a resident of a country which is not deemed subject to a territorial tax regime or a territory with a preferred tax regime, such stockholder may instead apply the tax rate of 34% on the net profit realized.  In addition, such stockholder is required to file an opinion of a public accountant registered with the tax authorities setting forth such accountant’s opinion that the tax was com puted in accordance with the applicable provisions.

According to the Tax Treaty (as defined below), gains realized by a resident of the United States (a “U.S. Stockholder”) from the sale of stock (such as our CPOs or ADSs) may only be taxed in Mexico if, during the 12 month period preceding such sale, the U.S. Stockholder owned, directly or indirectly, at least 25% of our capital stock.  Otherwise such gain to a U.S. Stockholder will not be subject to income tax in Mexico.

United States Federal Income Taxation

The following summary of United States federal income taxes is based on United States federal income tax laws in force on the date on which this annual report is filed, which laws are subject to change, possibly with retroactive effect.  It describes the principal United States federal income tax consequences of the purchase, ownership, sale or other disposition of our ADSs (which are evidenced by ADRs) or CPOs, as the case may be, by:

•

a citizen or resident of the United States;

•

a corporation (or entity taxable as a corporation) organized or created in the United States, any of its constituent states or their respective political subdivisions, as the case may be;

•

an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust (each, a “United States Holder”).

This section applies only to holders who hold ADSs or CPOs as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”).  This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, United States Holders whose functional currency is not the U.S. dollar, persons holding our ADSs or CPOs as part of a hedge, straddle, conversion or other integrated transaction, banks, insurance companies, real estate investment trusts (REITs), regulated investment companies (RICs), tax-exempt entities, certain United States expatriates or corporations owning at least 10% of the total combined voting power of our capi tal stock.

If a partnership holds our ADSs or CPOs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  A partner of a partnership holding our ADSs or CPOs should consult his, her or its own tax advisor.

Investors should consult their tax advisors with respect to the tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs including consequences under foreign, state and local tax laws.

For United States federal income tax purposes, a United States Holder of one of our ADSs generally will be treated as the beneficial owner of three CPOs.  Each of our CPOs will represent an economic interest in one of our Shares.  The ADSs are evidenced by ADRs (see “ Item 9.  The Offer and Listing—Markets—Trading on the New York Stock Exchange”).

Our ADSs, CPOs and Shares

Taxation of Cash Distributions and Distributions of Stock

The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of our ADSs or CPOs whenever a holder may elect to receive cash distributions in lieu of distributions of our ADSs or CPOs, that you receive with respect to our ADSs or CPOs (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be includible in your gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or CPOs.  Depending on the amount of the dividend and the amount of the United States Holder’s tax basis in the applicable ADSs or CPOs, distributions will be taxed in the following manner.

To the extent that distributions paid by us with respect to the underlying Shares do not exceed our earnings and profits (“E&P”), as calculated for United States federal income tax purposes, such distributions will be taxed as dividends.  To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital by both individual and corporate United States Holders to the extent of each such United States Holder’s basis in our ADSs or CPOs they hold, and will reduce such United States Holder’s basis in such ADSs or CPOs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of such ADSs or CPOs).  To the extent that the distributions exceed the United States Holders’ basis in our ADSs or CPOs they hold, each such individual or corporate United States Holder will be taxed as having recognized gain on the sale or disposition of such ADSs or CPOs.  See “—Taxation of Sale or Other Disposition.”

We anticipate that any distributions on our ADSs and CPOs will be made in pesos, and any dividends so paid generally will be includible in a United States Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the CPO Trustee or Depositary, as applicable, receives the dividend.  It is expected that the Depositary will, in the ordinary course, convert pesos received by it as distributions on our ADSs or CPOs into U.S. dollars.  To the extent that the Depositary does not convert the pesos into U.S. dollars at the time that such United States Holder is required to include the distribution into gross income for United States federal income tax purposes, such United States Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the pesos into U.S. dollars.  The gain or loss recognized will generally be based upon t he difference between the exchange rate in effect when the pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is included in such United States Holder’s gross income and any gain will generally be treated as United States-source income for United States foreign tax credit limitation purposes.

Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes.  Subject to certain limitations, United States Holders generally may elect to claim a foreign tax credit against their United States federal income tax liability for foreign tax withheld (if any) from dividends received in respect of our ADSs or CPOs, as applicable.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends paid in respect of our ADSs or CPOs, as applicable, generally will be “passive income” or, in the case of certain types of United States Holders, “financial services income,” and therefore any United States federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such United States Holders may have from for eign source income not qualifying as passive income or financial service income, respectively.  United States Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

Distributions of our Shares to the CPO Trustee with respect to its holdings of our Shares and distributions of our ADSs and CPOs to United States Holders with respect to their holdings of our ADSs and CPOs, as the case may be (such previously held ADSs or CPOs, “Old Stock”), that are pro rata with respect to their holdings of Old Stock will generally not be subject to United States federal income tax (except with respect to cash received in lieu of fractional Shares, CPOs and ADSs).  The basis of our CPOs and ADSs so received will be determined by allocating the United States Holder’s adjusted basis in the Old Stock between the Old Stock and the CPOs and ADSs so received.

Taxation of Sale or Other Disposition

Unless a nonrecognition provision applies, a United States Holder will recognize capital gain or loss upon a sale or other disposition of our ADSs or CPOs in an amount equal to the difference between the amount realized on their disposition and such United States Holder’s basis in our ADSs or CPOs.  Under current law, capital gains realized by corporate and individual taxpayers are generally subject to United States federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2009 (and 20% thereafter).  Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.  Capital gains and losses on the sale or other disposition by a United States Holder of our ADSs or CPOs generally should constitute gains or losses from sources within the United States.

For cash basis United States Holders who receive foreign currency in connection with a sale or other taxable disposition of our ADSs or CPOs, as applicable, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such ADSs or CPOs as determined on the settlement date of such sale or other taxable disposition.

Accrual basis United States Holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of our ADSs or CPOs, as applicable, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the United States Internal Revenue Service.  Accrual basis United States Holders who or which do not elect to be treated as cash basis taxpayers (pursuant to the United States Treasury Department Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our ADSs or CPOs, as applicable, and the date of payment.  Any such currency gain or loss generally will constitute gain or loss from sources within the United States and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale or other taxable disposition of our ADS or CPOs, as applicable.

Deposits, Withdrawals and Pre-Releases

Deposits and withdrawals by United States Holders of our CPOs in exchange for our ADSs and of our ADSs in exchange for our CPOs will not be subject to any United States federal income tax.  The United States Treasury Department, however, has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are not consistent with the claiming of foreign tax credits by the holders of the applicable ADSs.  Accordingly, the analysis of the credibility of Mexican taxes described above could be affected by future actions that may be taken by the United States Treasury Department.

United States Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of dividends on our ADSs or CPOs and the proceeds of certain sales of our ADSs or CPOs in respect of United States Holders other than certain exempt persons (such as corporations).  A 28% backup withholding tax (31% for 2011 and thereafter) will apply to such payments if the United States Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the United States Holder fails to report in full all dividend and interest income and the United States Internal Revenue Service notifies the payer of such under-reporting.  Amounts withheld under the backup withholding rules may be credited against a holder’s United States federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the United States Internal Revenue Service.

Tax Treaties

The benefits of treaties for avoidance of double taxation shall only be applicable to taxpayers who can demonstrate that they reside in the applicable country for tax purposes and who comply with the conditions of the respective treaty.

A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and a Protocol thereto (as amended by two additional Protocols, the “Tax Treaty”) between the United States and Mexico became effective on January 1, 1994.  Provisions of the Tax Treaty that may affect the taxation of certain United States Holders are included above.  The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

In addition, Mexico has in effect similar tax treaties with Belgium, Brazil, Canada, Chile, Denmark, Ecuador, Finland, France, Germany, Ireland, Israel, Italy, Japan, Korea, Netherlands, Norway, Poland, Romania, Spain, Singapore, Sweden, Switzerland, the United Kingdom, and Venezuela.

#

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and file the following with the SEC:

•

annual reports;

•

certain other reports or information that we make public under Mexican law, file with the CNBV and the Mexican Stock Exchange or distribute to our shareholders; and

•

other information.

You may access and read our SEC filings through the SEC’s Internet site at www.sec.gov.  This site contains reports and other information that we file electronically with the SEC.

You may also read and copy any reports or other information that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, materials filed by us may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and are not required to file proxy statements with the SEC.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain copies of any of our SEC filings or any other document described in this annual report by requesting them in writing or by telephone at the following address and phone number:

Vitro, S.A. de C.V.

Ave. Ricardo Margáin Zozaya 400,

Col. Valle del Campestre, San Pedro Garza García,

Nuevo León, 66265 México

Attention: Investor Relations Department

Telephone number: (52-81) 8863-1200

You may obtain additional information about us through our web site at www.vitro.com.  The information contained therein is not part of this annual report.

#

DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on the NYSE. On November 4, 2003, the SEC approved the final corporate governance rules of the NYSE. These final rules are codified in Section 303A of the NYSE’s Listed Company Manual and specify that listed companies must comply with certain standards regarding corporate governance.

The following table sets forth the significant differences between the corporate governance practices we follow and those that are described in Section 303A of the NYSE’s Listed Company Manual.

Section	NYSE Corporate Governance Rule for Domestic Issuers	Our Approach
303A.03	Non-management directors must meet at regularly scheduled executive sessions without management.	Non-management directors of our Board of Directors do not meet at regularly scheduled executive sessions without management.
303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We do not have a nominating/corporate governance committee. Relevant corporate governance matters are brought to the attention of the audit committee and the corporate responsibility committee.
303A.05

Listed companies must have a compensation committee composed entirely of independent directors and a written charter that addresses responsibilities to review goals relevant to CEO compensation, to make recommendations with respect to non-CEO compensation and to produce a report on executive compensation.

Our compensation committee is not entirely composed of independent directors.
303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans.	Mexican law does not require that shareholders be given the opportunity to vote on all equity compensation plans.

#

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of interest rates or foreign currency exchange rates.  To minimize our exposure to these risks, we utilize financial derivative instruments.  We enter into derivative transactions for periods and amounts consistent with related underlying exposures.  We do not enter into derivative transactions for arbitrage or speculative purposes.

Debt Subject to Market Risk

The table below sets forth information, as of December 31, 2003, regarding our debt obligations with maturities originally extending for more than one year and that are sensitive to changes in interest rates or foreign currency exchange rates.  For these debt obligations, the table presents scheduled principal according to their respective maturity dates.  The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (Vicap Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument (for example, fair value of fixed-rate UDIs future cash flows is discounted back using the forward variable rate that applies to the most recent issuance of Certificados Bursátiles).  The financial data set forth in t he following table has been restated in millions of constant pesos as of December 31, 2003.

Expected Maturity Date
DEBT	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
(Ps. millions, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(1)	Ps. 0	Ps. 0	Ps. 0	Ps. 1,963	Ps. 0	Ps. 3,200	Ps. 5,162	Ps. 5,049
Weighted-average coupon	11.57%
Floating-Rate Debt:
Dollar-denominated(1)	Ps. 1,583	Ps. 1,300	Ps. 1,104	Ps. 290	Ps. 168	Ps. 38	Ps. 4,482	Ps. 4,482
Weighted-average interest rate	LIBOR plus 2.26%
Euro-denominated(2)	Ps. 42	Ps. 34	Ps. 27	Ps. 25	Ps. 19	Ps. 0	Ps. 147	Ps. 147
Weighted-average coupon	Euribor plus 0.95%
Peso-denominated	Ps. 404	Ps. 157	Ps. 220	Ps. 126	Ps. 1,360	Ps. 150	Ps. 2,417	Ps. 2,417
Weighted-average interest rate	182-day CETES plus 2.87%
UDI-denominated(3)	Ps. 212	Ps. 57	Ps. 1,104	Ps. 0	Ps. 0	Ps. 0	Ps. 1,373	UDI 432
Weighted-average interest rate	8.98%

____________________

(1)

The principal amount of our dollar-denominated debt was translated to pesos at Ps. 11.2372 per U.S. dollar, the Free Exchange Rate as of December 31, 2003.

(2)

The principal amount of our euro-denominated debt was translated at 14.1463 per euro, the exchange rate as of December 31, 2003.

(3)

Based on the pesos per UDI value published by Banco de México in the Diario Oficial de la Federación, which in turn is based on the INPC.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations, most of which bear interest at floating-rates.  In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating-rate debt.

The following table presents notional amounts and weighted-average interest rates by contractual maturity dates of our interest rate swaps as of December 31, 2003.  Notional amounts are used to calculate the contractual payments to be exchanged under each contract.  The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2003.

	Outstanding Notional Amounts
INTEREST RATE SWAPS	2004	2005	2006	2007	2008	Thereafter	Weighted-average	Fair Value
	(Ps. millions, except for percentages)

From Floating to Fixed:
Aggregate outstanding notional amount at year end	Ps. 875	Ps. 279	Ps. 0	Ps. 0	Ps. 0	Ps. 0
We pay (vs. LIBOR receipts)	5.27%	5.20%					5.25%	Ps. 85

From Fixed UDIs to Fixed $s:
Aggregate outstanding notional amount at year end	Ps. 1,190	Ps. 1,190	Ps. 1,190	Ps. 0	Ps .0	Ps. 0
We pay over a notional amount of $107.9 million	8.97%	8.97%	8.97%				8.97%
We receive over a notional amount $107.9 million	9.39%	9.39%	9.39%				9.39%	(1)

INTEREST RATE OPTIONS

Aggregate outstanding notional amount at year end	Ps. 3,933	Ps. 3,933	Ps. 3,933	Ps. 0	Ps. 0	Ps. 0
Option premium (financed)	1.95%	1.95%	1.95%				1.95%
Strike price on 6-month LIBOR	4.00%	4.00%	4.00%				4.00%	Ps.182
___________________
(1) The fair value of this swap is included in “Swaps covering UDI-denominated debt” in the table set forth under “—Exchange Rate Risk.”.

As of May 31, 2004, we had terminated all the interest rate swap agreements and options set forth in the table above except for an interest rate swap agreement with a notional amount of $112 million which has the effect of converting a floating-rate interest rate into a fixed-rate interest rate of 5.20%.

#

Exchange Rate Risk

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our operating income and our debt obligations.  In the ordinary course of business, we enter into currency swap agreements to mitigate our exposure to foreign currency exchange rate variations.  The table below sets forth information, as of December 31, 2003, regarding our currency swaps used primarily to reduce our exposure to UDI or U.S. dollar exchange rate risk.

Exchange of Notional Amounts
CURRENCY EXCHANGE SWAPS	2004	2005	2006	2007	2008	Total	Fair Value
(millions, except for percentages)

Swaps covering UDI-denominated debt:
Notional UDIs (receive)(1)	UDIs 50	UDIs 0	UDIs 355	UDIs 0	UDIs 0	UDIs 405
Nominal Pesos (pay)	Ps. 161	Ps. 0	Ps. 1,228	Ps. 0	Ps. 0	Ps. 1,389	Ps. (90)

Swaps covering dollar-denominated debt:
Notional $ million (receive)	$ 0	$ 0	$ 0	$ 200	$ 0	$ 200
Nominal Pesos (pay)	Ps. 0	Ps. 0	Ps. 0	Ps. 2,336	Ps. 0	Ps. 2,336	Ps. 16
___________________

(1)

These currency swaps were entered into to cover debt represented by medium term notes issued by Vitro. The price of the UDI as of December 31, 2003 was Ps. 3.352003 per UDI. We will receive an amount of pesos equal to the notional amount of UDIs shown in the table, multiplied by the peso/UDI exchange rate on the maturity date, and we will pay the amount of pesos shown in the table.

As of May 31, 2004, we had terminated all the currency swap agreements set forth in the table above.

Natural Gas Price Risk

In order to protect against the volatility of natural gas prices, as of May 31, 2004, we had hedges on the price of natural gas for approximately 7,500,000 MMBTUs or approximately 55% of our consumption needs in Mexico for the remainder of the year ending December 31, 2004.  The hedges were entered into with Pemex and entitle us to purchase gas from Pemex at $4.51 per million BTU.  As of May 31, 2004, the closing price of natural gas on the New York Mercantile Exchange was $6.44 per million BTU.

Other Financial Instruments Risks

As described in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of our Indebtedness,” a swap and the 13.889% Credit Linked Notes issued by the CLN Issuer in connection with its purchase of the 2009 Senior Notes convey certain exposure to financial risk to us until the total amount of the 2009 Senior Notes are sold by CSFBI. Our exposure depends on the market value of the Vicap Notes and the occurrence of a “Credit Event” (as defined in the 13.889% Credit Linked Notes).

#

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Covenant Compliance

Within the last three years, we breached certain of our covenants relating to the maintenance of financial ratios and other matters contained in certain of our credit agreements and in one of our accounts receivable factoring programs.  In each case, either (i) such breach was waived by the lender, (ii) we repaid in full the outstanding indebtedness under such credit agreements or (iii) we purchased the accounts receivable from the lender.  At no time did we fail to make required principal or interest payments.  We are currently not in (i) default in the payment of principal, interest or sinking or purchase fund installments or (ii) any other material default, in each case, under the instruments governing our indebtedness or our off-balance sheet arrangements.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.  CONTROLS AND PROCEDURES

We have conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” as of December 31, 2003.  We refer to such disclosure controls and procedures as our “Disclosure Controls.”  This evaluation, which we refer to as the “Controls Evaluation,” was conducted under the supervision and with the participation of management, including the Chief Executive Officer, the Chief Administrative Officer and the Chief Financial Officer, which we refer to as the “CEO,” the “CAO” and the “CFO,” respectively.

Our management, including the CEO, the CAO and the CFO, does not expect that our Disclosure Controls or our internal controls and procedures for financial reporting, which we refer to as our “Internal Controls,” will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of the controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of si mple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based upon the Controls Evaluation, the CEO, the CAO and the CFO have concluded that, subject to the limitations noted above, the Disclosure Controls are effective to timely alert management to material information relating to us during the period when our periodic reports are being prepared.

In addition, since the date of the Controls Evaluation to the date of this annual report, there have been no significant changes in our Internal Controls or in other factors that could significantly affect our Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Outsourcing of Internal Audit Function

During 2001, 2002 and 2003, we outsourced our internal audit function to Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu, which was also our independent auditor during the same periods and which we refer to as “Deloitte Touche Tohmatsu.”  Beginning on May 6, 2004, pursuant to the Sarbanes-Oxley Act of 2002 and the SEC regulations enacted thereunder, such internal audit functions may not be performed for us by our independent auditor.  Our independent auditor ceased to perform such internal audit functions at the end of January of 2004.  Since January of 2004, we have outsourced our internal audit function to PricewaterhouseCoopers.

Item 16.  RESERVED

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As required by the regulations issued by the CNBV, on March 19, 2003, we designated Mr. Jaime Serra Puche, one of our directors, as the experto financiero (financial expert) serving on the Audit Committee of our Board of Directors.  The attributes necessary to be an experto financiero (financial expert) for purposes of Mexican regulation are not the same attributes necessary to be an “audit committee financial expert” under the rules and regulations issued by the SEC and the listing standards of the NYSE.

None of our directors meet the qualifications to be an “audit committee financial expert” (as defined under the rules and regulations of the SEC and the listing standards of the NYSE).  We consider that the current number and composition of our Board of Directors is appropriate to effectively govern us and set our strategic direction.  In addition, in order to follow the guidelines of the Mexican Codigo de Mejores Prácticas Administrativas, or best corporate practices code, we have decided not to increase the size of our Board of Directors.  Nevertheless, our Audit Committee intends to engage an advisor to the committee that meets all the requisite qualifications to be an “audit committee financial expert” except that he will not be a member of our Board of Directors and he will receive compensation for the services he renders to our Audit Committee.

Item 16B.  CODE OF ETHICS

We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to its principal executive officer, principal financial officer and principal accounting officer, among others.  The code of ethics became effective on April 1, 2004 and is available on our website at www.vitro.com.  If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver on our website at the same address.

Since the effectiveness of the code of ethics, the code of ethics has not been amended nor have any waivers therefrom been granted.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the periods indicated, the aggregate fees billed to us by Deloitte Touche Tohmatsu, our independent auditor, for (i) Audit Fees, (ii) Audit-Related Fees, (iii) Tax Fees and (iv) Other Fees.  The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2003.

	For the year ended December 31,
	2002	2003
	(Ps. millions)

Audit Fees	Ps. 17.5	Ps. 18.4
Audit-Related Fees	0.3	0.0
Tax Fees	13.6	7.1
Other Fees	12.1	12.9
Total	Ps. 43.5	Ps. 38.4

Audit Fees.    The amount set forth as Audit Fees in the table above represents fees billed to us by Deloitte Touche Tohmatsu in connection with their audit of our annual financial statements.

Audit-Related Fees.    The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Deloitte Touche Tohmatsu in connection with their review of our financial statements and other information that were used in connection with certain divestitures and financings.

Tax Fees.    The amount set forth as Tax Fees in the table above represents fees billed to us by Deloitte Touche Tohmatsu in connection with tax planning and compliance services.

Other Fees.    The amount set forth as Other Fees in the table above represents fees billed to us by Deloitte Touche Tohmatsu in connection with internal audit services and the auditing of payments made to the workers’ social security system (seguro social).

Other Audit Firms

Deloitte Touche Tohmatsu did not audit the annual financial statements of two of our subsidiaries whose results of operations and financial position are included in our audited consolidated financial statements.  The aggregate net sales of these two subsidiaries represented 9% and 8% of our consolidated net sales for the years ended December 31, 2002 and 2003, respectively, and their aggregate assets represented 9% and 10% of our consolidated assets for the years ended December 31, 2002 and 2003, respectively.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee is responsible for hiring, compensating and supervising the work of Deloitte Touche Tohmatsu, our independent auditor.  Generally, all services that Deloitte Touche Tohmatsu perform for us have to be authorized by our Audit Committee before the performance of those services begins.  In some instances, however, we may use the de minimis exception provided for in the regulations of the SEC.  In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.

Item 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

Item 17.  FINANCIAL STATEMENTS

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.  FINANCIAL STATEMENTS

The consolidated financial statements of Vitro, S.A. de C.V. and its subsidiaries attached to this annual report have been audited by Deloitte Touche Tohmatsu, independent public accountants, as stated in their report with respect to our audited consolidated financial statements.  See pages F-1 to F-39.

#

Item 19.  EXHIBITS

Exhibit No.	Description	Page

1.1	Amended and restated by-laws (estatutos sociales) of Vitro, S.A. de C.V., together with an English translation	*
2.1

Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

**
2.2	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the “CPO Trust Agreement”), together with an English translation	**
2.3	Public Deed dated November 29, 1990 (the “Public Deed”), together with an English translation	**
2.4	Common Shares Trust Agreement	**
2.5	CPO Trust Agreement and Public Deed	**
2.6	Form of Certificado Bursátil	***
2.7	Indenture dated as of May 1, 1997 among Vicap, S.A. de C.V., Vitro, S.A. and Texas Commerce Bank National Association, as Trustee (including exhibits)	****
2.8	Form of 11 3/8% Guaranteed Senior Note due 2007 (included in Exhibit 2.7)	****
2.9	Form of 11 3/8% Guarantee (included in Exhibit 2.7)	****
2.10	Indenture dated as of April 30, 2002 between Vitro, S.A. de C.V. and JPMorgan Chase Bank (including exhibits)	***
2.11	Form of 11.50% Senior Note due 2009 (included in Exhibit 2.10)	***
2.12	Indenture dated as of October 22, 2003 between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits)	*
2.13	Form of 11.75% Senior Note due 2013 (included in Exhibit 2.12)	*
4.1	Vitro Flex, S.A. Joint Venture Agreement dated October 1, 1979 between Ford Motor Company and Vidrio Plano de Mexico, S.A.	**
4.2	Articles of Incorporation and By-laws of Vitro Flex, S.A. together with an English translation	**
4.3	Agreement dated March 29, 1965 between Pilkington Brothers Limited and Fomento de Industria y Comercio S.A.	**
4.4	Letter Agreements dated June 15, 1998 amending the Technical Assistance Agreement dated September 1, 1983 between Pilkington Brothers plc and Vitro Flotado, S.A. de C.V.	**
4.5

Master Investment Agreement dated August 15, 1997 among Libbey Inc., Libbey Glass Inc., LGA 2 Corp., LGA 3 Corp. and LGA 4 Corp., on the one hand, and Vitro, S.A., Vitrocrisa Holding, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vitrocrisa, S.A. de C.V., World Crisa Corporation and Crisa Corporation

****
4.6	Loan Agreement dated as of August 14, 2001 among Compañía Vidreria, S.A. de C.V., HSBC Securities (USA) Inc., Salomon Smith Barney Inc. and certain other lenders party thereto	***
4.7	Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., VVP Holding Corp., VVP Syndication, Inc., Salomon Smith Barney Inc., and certain other lenders party thereto	***
4.8

Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., certain subsidiaries and affiliates of Vitro Plan, Banco Nacional de México, S.A. and certain other lenders party thereto, together with an English translation

***
4.9	Credit Agreement dated as of April 2, 2004 among Vitrocrisa Comercial, S. de R.L. de C.V., Vitrocrisa, S. de R.L. de C.V. and certain financial institutions party thereto	*
4.10	Guarantee dated as of April 2, 2004 issued by Vitro, S.A. de C.V.	*
4.11

Factoring Agreement dated as of August 4, 2000 (the “Factoring Agreement”) among Vitro Envases Norteamérica, S.A. de C.V. (“VENA”), certain subsidiaries of VENA party thereto and Transamerica Comercial Finance Corporation (“Transamerica”)

***
4.12	Amendment Number One to the Factoring Agreement dated as of November 1, 2000 among VENA, certain subsidiaries of VENA party thereto and Transamerica	***
4.13	Amendment Number Two to the Factoring Agreement dated as of April 30, 2002 among VENA, certain subsidiaries of VENA party thereto and Transamerica	***
4.14	Receivables Purchase Agreement dated as of May 7, 2004 among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation, ABN Amro Bank N.V. and Finacity Corporation	*
4.15	Receivables Sales Agreement dated as of May 7, 2004 between Vitro America, Inc. and VVP Funding Corporation	*
4.16	Purchase Agreement dated as of October 15, 2003 among Vitro, S.A. de C.V. and Citigroup Global Markets Inc. and Credit Suisse First Boston, LLC, as initial purchasers	*
4.17	Registration Rights Agreement dated as of October 22, 2003 among Vitro, S.A. de C.V. and Citigroup Global Markets Inc. and Credit Suisse First Boston, LLC, as initial purchasers	*
4.18	Stock Purchase Agreement dated as of June 3, 2002 among Vitro, S.A. de C.V. Whirlpool Corporation and Whirlpool Holdings, Inc.	***
4.19	Stock Purchase Agreement dated as of January 23, 2004 among Vitro, S.A. de C.V., Vitro Envases Norteamérica, S.A. de C.V., Owens Corning and Owens Corning VF Holdings, Inc.	*
8.1	List of subsidiaries of Vitro, S.A. de C.V.	*
12.1	Certifications of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Certifications of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.	*

___________________

*         Filed herewith.

**       Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no.

           33-43660) and incorporated herein by reference thereto.

***    Filed as an exhibit to Vitro, S.A. de C.V.’s annual report for the year ended December 31,

           2002 and incorporated by reference hereto.

****  Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no.

           333-9498) and incorporated herein by reference thereto.

#

#

SIGNATURES

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on its behalf.

Date:  June 30, 2004

VITRO, S.A. DE C.V.,

by

/s/ Federico Sada González

Name:

Federico Sada González

Title:

President and Chief Executive Officer

by

/s/ Claudio Del Valle Cabello

Name:

Claudio Del Valle Cabello

Title:

Chief Administrative Officer

by

/s/ Álvaro Rodríguez Arregui

Name:

Álvaro Rodríguez Arregui

Title:

Chief Financial Officer

#

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Lázaro Cárdenas 2321 Poniente, PB
Residencial San Agustín
66260 Garza García, N.L.
México

Tel: +52 (81) 8133 7300
Fax: +52 (81) 8133 7383
www.deloitte.com/mx

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Vitro, S.A. de C.V.
San Pedro Garza García, N. L.

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2003 (all expressed in millions of constant Mexican pesos as of December 31, 2003). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiaries named in note 2 b), were audited by other auditors whose reports have been furnished to us, and our opinion, regarding the amounts reported by these companies, is based solely on the reports of such other auditors. The total assets of the companies above mentioned represent 9% in 2002 and 10% in 2003 of the consolidated total assets, whereas their net sales represent 9% of the consolidated net sales in 2001 and 2002 and 8% in 2003.

We conducted our audits in accordance with auditing standards generally accepted in México and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31 2003, in conformity with accounting principles generally accepted in México.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2003, and the determination of stockholders' equity at December 31, 2002 and 2003, to the extent summarized in Note 22.

Our audits also comprehended the translation of Mexican peso amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2 a). The translation of the financial statement amounts and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

C.P.C. Jorge Alberto Villarreal G.

February 20, 2004
April 2, 2004, as to note 21
June 28, 2004, as to note 22

A member firm of
Deloitte Touche Tohmatsu

F-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C.
Condominio Losoles D-21
Av. Lázaro Cárdenas Poniente 2400
66270 Garza García, N. L.
Teléfono (81) 8152 2000
Fax (81) 8363 3483

REPORT OF INDEPENDENT ACOUNTANTS

To the Stockholders of
Vitro Flex, S. A. de C. V.:

Monterrey, N. L., February 13, 2004

We have audited the balance sheets of Vitro Flex, S. A. de C. V. as of December 31, 2003 and 2002, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Vitro Flex, S. A. de C. V. at December 31, 2003 and 2002, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

C.P. José de Jesús Mariscal Chávez
Partner
Assurance and Business Advisory Services

F-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
6a. Calle 6-38, Zona 9
Edificio Tivoli Plaza, 4to. nivel
Ciudad de Guatemala
Teléfono: (502)-334-5080
Fax: (502)-331-2819

Report of Independent Auditors

1. Empresas Comegua, S. A. (Panamanian Company) and its Subsidiaries prepare their consolidated financial statements, expressed in U. S. dollars, in conformity with accounting principles generally accepted in Guatemala. These consolidated financial statements are the Group's all-purpose financial statements that we audited and regarding which we issued our unqualified report dated January 31, 2004. We also audited the consolidated balance sheets of Empresas Comegua, S. A. and its Subsidiaries as of December 31, 2003 and, 2002 and the related statements of income and retained earnings and of cash flows, expressed in U. S. dollars (currency of legal tender in Panama), for the years then ended, for their special consolidation with Vitro, S. A. de C. V. (Note 1). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3. The accompanying consolidated financial statements were prepared for the sole and single purpose of consolidating with Vitro, S. A. de C. V. in conformity with the accounting policies prescribed by Vitro, S. A. de C. V. and described in Note 1, and not for conforming them to accounting principles generally accepted in Guatemala.

4. In our opinion, the consolidated financial statements, expressed in U. S. dollars, that were prepared for the special purpose of consolidating with Vitro, S. A. de C. V., present fairly, in all material respects, the financial position of Empresas Comegua, S. A. and Subsidiaries as of December 31, 2003 and 2002, and their results of operations and cash flows for the years then ended, in conformity with the accounting policies explained in Note 1 to the consolidated financial statements.

5. This report is intended for the sole information and use of Vitro, S. A. de C. V. for it to consolidated its affiliate Empresas Comegua, S. A. and Subsidiaries, and is not intended to be and should not be used by anyone other tan these specified parties.

1

F-

6. The accompanying consolidated financial statements, expressed in U. S. dollars, were translated from the financial statements (not submitted herewith) of the group's operating subsidiaries expressed in Quetzales, Costa Rican Colones and Córdobas, in conformity with the policy on translation described in Note 1 to the consolidated financial statements. This translation should not be construed as representing that the locally currency amounts of the subsidiaries actually represent or have been, or could be, converted into U.S. dollars at those or other exchange rates.

PricewaterhouseCoopers

January 31, 2004

2

F-

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Millions of constant Mexican pesos as of December 31, 2003, except for U.S. dollar amounts)

	For the year ended December 31,
	2002	2003	2003
	(Ps. millions)		($ millions) (Convenience translation)
ASSETS
Cash and cash equivalents	Ps. 2,367	Ps. 1,412	$126
Trade receivables, net	2,170	2,217	197
Other receivables	1,089	1,332	119
Inventories	4,044	3,925	349
Current assets	9,670	8,886	791

Land and buildings	9,123	9,017	802
Machinery and equipment	9,375	9,325	830
Construction in progress	851	988	88
Goodwill, net of accumulated amortization of Ps. 172 and Ps. 222	816	815	72
Intangible pension asset	633	515	46
Other assets	1,098	1,336	119
Long-Term Assets	21,896	21,996	1,957
Total Assets	Ps. 31,566	Ps. 30,882	$2,748

The accompanying notes are an integral part of these consolidated financial statements.

Federico Sada González	Claudio Del Valle Cabello	Álvaro Rodríguez Arregui
President and Chief Executive Officer	Chief Administrative Officer	Chief Financial Officer

F-

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Millions of constant Mexican pesos as of December 31, 2003, except for U.S. dollar amounts)

	For the year ended December 31,
	2002	2003	2003
	(Ps. millions)		($ millions) (Convenience translation)
LIABILITIES
Short-term borrowings	Ps. 3,310	Ps. 2,257	$ 201
Current maturities of long-term debt	1,685	2,241	199
Trade payables	2,414	2,181	194
Accrued expenses	722	745	67
Other current liabilities	1,390	1,517	135
Current liabilities	9,521	8,941	796

Long-term debt	10,840	11,340	1,009
Seniority premiums, pensions and other long-term liabilities	1,442	1,509	134
Deferred tax liabilities	587	441	39
Long-term liabilities	12,869	13,290	1,182
Total liabilities	22,390	22,231	1,978

STOCKHOLDERS’ EQUITY
Capital stock: no par value, 324,000,000 shares issued	324	324	29
Restatement of capital stock	6,125	6,125	545
Capital stock restated	6,449	6,449	574
Treasury stock (48,027,210 shares in 2002 and 52,946,110 in 2003)	(534)	(578)	(51)
Paid-in capital	951	967	86
Shortfall in restatement of capital	(17,209)	(17,042)	(1,517)
Cumulative effect of deferred taxes	(1,543)	(1,543)	(137)
Minimum pension liability adjustment	(310)	(330)	(29)
Retained earnings reserved for reacquisition of shares of Vitro	514	2,514	223
Retained earnings	18,021	15,340	1,365

Total majority interest	6,339	5,777	514
Minority interest in consolidated subsidiaries	2,837	2,874	256

Total stockholders’ equity	9,176	8,651	770
Total liabilities and stockholders’ equity	Ps. 31,566	Ps. 30,882	$ 2,748

The accompanying notes are an integral part of these consolidated financial statements.

F-

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of constant Mexican pesos as of December 31, 2003, except U.S. dollar and per share amounts)

	Year ended December 31,
	2001	2002	2003	2003
	(Ps. millions)			($ millions) (Convenience translation)
Net sales	Ps .25,933	Ps. 25,426	Ps. 24,954	$ 2,221
Cost of sales	18,269	18,109	18,047	1,606
Gross profit	7,664	7,317	6,907	615
General, administrative and selling expenses	5,222	5,199	5,059	450
Operating income	2,442	2,118	1,848	165
Total financing cost	641	2,353	1,996	178
Operating income (loss) after financing cost	1,801	(235)	(148)	(13)
Other expenses, net	849	433	150	13
Income (loss) before income tax and workers’ profit sharing	952	(668)	(298)	(26)
Income and asset tax	358	(485)	48	4
Workers’ profit sharing	99	49	38	3
Net income (loss) from continuing operations	495	(232)	(384)	(33)
Net income (loss) from discontinued operations	196	(122)
Income on disposal of discontinued operations		481
Net income (loss) for the year	Ps. 691	Ps. 127	Ps. (384)	$ (33)
Net income of minority interest	Ps. 507	Ps. 146	Ps. 186	$17
Net income (loss) of majority interest	184	(19)	(570)	(50)
	Ps. 691	Ps. 127	Ps. (384)	$ (33)

Earnings per common share (based on weighted-average
shares outstanding of 286,078,897 for 2001,
275,437,527 for 2002 and 275,152,973 for 2003):
Net income (loss) from continuing operations	Ps. 1.73	Ps. (0.84)	Ps. (1.40)	$ (0.12)
Net income (loss) from discontinued operations	0.69	(0.44)
Income on disposal of discontinued operations		1.75
Net income of minority interest	(1.77)	(0.53)	(0.68)	(0.06)
Net income (loss) of majority interest	Ps. 0.65	Ps. (0.06)	Ps. (2.08)	$ (0.18)

The accompanying notes are an integral part of these consolidated financial statements.

F-

VITRO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of constant Mexican pesos as of December 31, 2003, except U.S. dollar amounts)

	Year ended December 31,
	2001	2002	2003	2003
	(Ps. millions)			($ millions) (Convenience translation)
OPERATING ACTIVITIES:
Net income (loss) from continuing operations	Ps. 495	Ps. (232)	Ps. (384)	$ (33)
Add (deduct) non cash items:
Depreciation and amortization	2,017	1,997	1,952	174
Provision for seniority premiums and pensions	219	194	251	22
Amortization of debt issue costs	60	53	63	6
Share in net income of unconsolidated associated companies	(8)
(Gain) loss from sale of subsidiaries and associated companies	129	(68)	(37)	(3)
Write-off and loss from sale of assets	390	425	123	10
Deferred income tax and workers’ profit sharing	109	(881)	(129)	(12)
	3,411	1,488	1,839	164
Increase (decrease) in trade payables	601	(278)	(215)	(19)
Decrease (increase) in trade receivables	365	(316)	(79)	(7)
Decrease (increase) in inventories	8	(573)	61	5
Change in other current assets and liabilities, net	(276)	334	(77)	(7)
Pension funding payments	(95)	(174)	(160)	(14)
Resources generated from continuing operations	4,014	481	1,369	122
Net income (loss) from discontinued operations	196	(122)
Proceeds from disposal of discontinued operations		1,475
Operating assets and liabilities from discontinued operations	206	173
Resources generated from operations	4,416	2,007	1,369	122
FINANCING ACTIVITIES:
Short-term bank loans	4,472	5,724	2,602	232
Long-term bank loans	6,484	4,024	6,041	538
Capital stock contributed by minority interest	111	7
Monetary effect on liabilities with financing cost	(686)	(816)	(615)	(55)
Payment of short-term loans	(6,804)	(6,332)	(5,173)	(460)
Payment of long-term loans	(5,288)	(1,932)	(2,908)	(259)
Acquisition of treasury stock	(188)		(61)	(6)
Sale of treasury stock		24	17	2
Dividends paid to stockholders of Vitro	(168)	(81)	(111)	(10)
Dividends paid to minority interest	(307)	(287)	(128)	(11)
Effect from discontinued operations	(231)	(45)
Resources (used in) generated from financing activities	(2,605)	286	(336)	(29)
INVESTING ACTIVITIES:
Investment in land and buildings and machinery and equipment	(888)	(1,067)	(1,776)	(158)
Sale of land and buildings and machinery and equipment	138	146	44	4
Investment in subsidiaries and associated companies	(494)	(9)
Sale of subsidiaries and associated companies	97	120	191	17
Long-term investments	(151)	(51)	(232)	(22)
Effect from discontinued operations	(171)	(6)
Other	(88)	(209)	(215)	(19)
Resources used in investing activities	(1,557)	(1,076)	(1,988)	(178)
Net increase (decrease) in cash and cash equivalents	254	1,217	(955)	(85)
Balance at beginning of year	896	1,150	2,367	211
Balance at end of year	Ps. 1,150	Ps. 2,367	Ps. 1,412	$ 126

The accompanying notes are an integral part of these consolidated financial statements.

F-

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Millions of constant Mexican pesos as of December 31, 2003, except per share amounts)

	Capital stock	Treasury stock and paid-in capital	Shortfall in restatement of capital	Cumulative effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Minority interest	Stockholders’ equity
	(Ps. millions)
BALANCE AT JANUARY 1, 2001	Ps. 6,449	Ps. 565	Ps. (16,929)	Ps. (1,543)	Ps. (167)	Ps. 18,788	Ps. 3,695	Ps. 10,858
Dividends (Ps. 1.09 per share)						(337)		(337)
Decrease in minority interest							(132)	(132)
Paid-in capital		57						57
Acquisition of treasury stock		(212)						(212)
Comprehensive income			(382)		(32)	184	303	73

BALANCE AT DECEMBER 31, 2001	6,449	410	(17,311)	(1,543)	(199)	18,635	3,866	10,307
Dividends (Ps. 0.26 per share)						(81)		(81)
Decrease in minority interest							(1,411)	(1,411)
Paid-in capital		7						7
Comprehensive income			102		(111)	(19)	382	354

BALANCE AT DECEMBER 31, 2002	6,449	417	(17,209)	(1,543)	(310)	18,535	2,837	9,176
Dividends (Ps. 0.37 per share)						(111)		(111)
Decrease in minority interest							(128)	(128)
Paid-in capital		16						16
Acquisition of treasury stock		(61)						(61)
Sale of treasury stock		17						17
Comprehensive loss			167		(20)	(570)	165	(258)

BALANCE AT DECEMBER 31, 2003	Ps. 6,449	Ps. 389	Ps. (17,042)	Ps. (1,543)	Ps. (330)	Ps. 17,854	Ps. 2,874	Ps. 8,651

F-#

VITRO, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of constant Mexican pesos as of December 31, 2003, except U.S. dollar and per share amounts)

1.

Activities of the company

Vitro, S.A. de C.V. (“Vitro”) is a holding company, the subsidiaries of which manufacture and market glass and plastic containers, thermoformed articles, aluminum cans, flat glass for construction and automotive uses, glassware for table and kitchen use, fiberglass insulation and reinforcements, chemical products and minerals, and capital goods.

2.

Basis of presentation and principles of consolidation

a)

Basis of presentation – The consolidated financial statements of Vitro and its subsidiaries (the “Company”) are prepared in accordance with accounting principles generally accepted in México (“Mexican GAAP”), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2003, except per share amounts.  However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States (US) dollars at the rate of 11.2372 pesos per one dollar, the rate of exchange determined by Banco de México (Mexico’s Central Bank) on December 31, 2003.  The translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America.

b)

Consolidated subsidiaries – Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock or which Vitro controls are included in the consolidated financial statements.  For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists in consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues of these companies. All significant intercompany balances and transactions have been eliminated in consolidation.

Vitro’s subsidiaries Vitromátic, S. A. de C. V. and subsidiaries (see note 18d), Empresas Comegua, S.A. and subsidiaries and Vitro Flex, S. A. de C. V., as well as certain other subsidiaries which in the aggregate are not material, are audited by firms of public accountants other than the Company’s principal auditor.

In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10, as amended.  Such companies’ financial statements are translated into Mexican pesos under the current rate method.  The assets, liabilities, stockholders’ equity (except capital stock) and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented.  The cumulative translation adjustment is included as a component of stockholders’ equity.

c)

Investment in associated companies – Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence.  Such investments are accounted for by the equity method.

3.

Principal accounting policies

a)

Accounting method for the treatment of the effects of inflation – The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, as amended, issued by the Mexican Institute of Public Accountants (“IMCP”), which relates to the recognition of the effects of inflation.  The Third Amendment to Bulletin B-10 (the “Third Amendment”) has been adopted in preparing such consolidated financial statements.  The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented.  For that purpose, Vitro’s Mexican subsidiaries and associated companies use the “Indice Nacional de Precios al Consumidor” (Mexican National Consumer Price Index: “INPC”), published by Banco de Mé ;xico; Vitro’s foreign subsidiaries use the Consumer Price Index – All Urban Consumers – All Items, Unadjusted (“CPI”) published by the US Labor Department, and their results are translated using the exchange rate at the end of the last period presented.

Bulletin B-12 sets forth the rules related to the statement of changes in financial position.  This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital.  As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

b)

Cash and cash equivalents – Highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government Treasury Bonds through money market instruments, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

c)

Financial instruments – Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost.  The effects of valuation of the financial instruments, including their cost and yield, are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

d)

Inventories and cost of sales – Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding the net realizable value.  Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

e)

Land, buildings, machinery and equipment – Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized.  The Company follows the principles of the Fifth Amendment to Bulletin B-10, under which fixed assets are restated under the method of consumer price index adjustment, using the INPC.  The initial balance to apply the INPC was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on a general consumer price index from the country of origin and the exchange rate at the end of each period.

Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful life of the asset, in order to depreciate the original cost and the revaluation.  The depreciation begins in the month in which the asset is placed in service.  The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	5 to 30

f)

Goodwill – Goodwill is amortized on a straight-line basis over a period of 20 years.  Amortization expense for the years ended December 31, 2001, 2002 and 2003 was Ps. 33, Ps. 45 and Ps. 50, respectively.

g)

Seniority premiums, retirement plans and severance payments – Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered.  Periodic costs are calculated in accordance with Bulletin D-3 issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age.  The method used is the projected unit credit. Effective 2000 the Company began funding a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

h)

Shortfall in restatement of capital – This item, which is an element of stockholders’ equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss.  The accumulated effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation as measured by the INPC and CPI.

i)

Restatement of capital stock and retained earnings – Capital stock and retained earnings, for Mexican subsidiaries, are restated using the INPC from the respective dates such capital was contributed or net income generated to the date of the most recent balance sheet presented.  Retained earnings for foreign subsidiaries are restated using the CPI.

j)

Employee stock option plan – An employee stock option plan (see note 13b) was adopted in 1998.  The Company is accounting for stock-based compensation using a fair value based method.  Compensation cost is measured at the grant date based on the fair value of the stock option award and is recognized over the vesting period.

k)

Transactions in foreign currency for Mexican subsidiaries – All transactions in foreign currency are translated at the exchange rate as of the date of such transactions.  In accordance with the Third Amendment to Bulletin B-10, such transactions are restated using the INPC.  Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements.  Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

l)

Revenue recognition – Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to customers in satisfaction of orders.

m)

Gain (loss) from monetary position – The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation.  Values stated in current monetary units decrease in purchasing power over time.  This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities.  The net effect is presented in the statements of operations as part of the total financing cost. For foreign subsidiaries the result from monetary position is calculated using the CPI.

n)

Income tax, tax on assets and profit sharing to workers – The Company applies the provisions of the Bulletin D-4 “Accounting Treatment of Income Tax, Tax on Assets and Workers’ Profit Sharing”, issued by the IMCP.  As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers’ profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally,  tax on assets paid in excess of income tax payable is recognized as an asset to the extent it is recoverable.

o)

Earnings per share – Earnings per share are computed by dividing income by the weighted-average number of shares outstanding during each period.  Diluted earnings per share is not presented for periods in which all common stock equivalents are anti-dilutive or periods in which the Company records a net loss from continuing operations.

p)

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in these consolidated financial statements and in the related disclosures.  Actual results could differ from those estimated.

4.

Discontinued operations

On July 3, 2002, Vitro sold its 51% interest in Vitromátic, S.A. de C.V. (Vitromátic) the holding company of the subsidiaries who comprised the segment Acros – Whirlpool. Vitro sold its ownership in Vitromátic to Whirlpool Corporation, who owns the related remaining 49% interest, for $ 148.3 million.  Such sale resulted in a gain of Ps. 481 which is presented in the consolidated statement of operations in the line item  “Income on disposal of discontinued operations.”

The statements of operations for all periods presented, have been restated to present the results of Vitromátic as discontinued operations.  The condensed statements of operations of Vitromátic are comprised as follows:

	Year ended December 31, 2001	Period from January 1, to June 30, 2002 (unaudited)

Net sales	Ps. 6,561	Ps. 3,445
Cost of sales	5,424	2,883
Gross profit	1,137	562
General, administrative and selling expenses	623	316
Operating income	514	246
Financing cost and other	184	462
Income tax	134	(94)
Net income (loss)	Ps. 196	Ps. (122)

5.

Trade receivables

a)

Trade receivables are recorded net of allowance for doubtful accounts of Ps. 65 and Ps. 73 at December 31, 2002 and 2003, respectively.

b)

Sales of receivables – The Company has entered into several factoring agreements to sell trade accounts receivable.  In accordance with the terms of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non compliance of clients.  The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at December 31, 2002 and 2003 amounted to $99 millions. The Company periodically monitors collections to provide for any uncollectible account.

6.

Inventories

Inventories are summarized as follows:

	As of December 31,
	2002	2003

Semi-finished and finished products	Ps. 2,822	Ps. 2,681
Raw materials	533	628
Packaging materials	89	82
	3,444	3,391
Spare parts	287	297
Refractory	99	26
Merchandise in transit	191	188
Other	23	23
	Ps. 4,044	Ps. 3,925

7.

Land and buildings, and machinery and equipment

Land and buildings, and machinery and equipment are summarized as follows:

	As of December 31,
	2002	2003

Land	Ps. 3,559	Ps. 3,576
Buildings	10,651	10,639
Accumulated depreciation	5,087	5,198
	Ps. 9,123	Ps. 9,017

Machinery and equipment	Ps. 26,771	Ps. 27,288
Accumulated depreciation	17,396	17,963
	Ps. 9,375	Ps. 9,325

As mentioned in note 3 e), machinery and equipment purchased in a foreign country was restated using the CPI.

8.

Short-term borrowings

At December 31, 2002 and 2003, short-term borrowings denominated in Mexican pesos totaled Ps. 73 and Ps. 169, respectively, and short-term borrowings denominated in foreign currency totaled Ps. 3,237 and Ps. 2,088, respectively. During 2003, the Company’s weighted-average rate for short-term borrowings in Mexican pesos was 8.36% and for short-term borrowings denominated in dollars was 4.26%.

9.

Long-term debt

a)

Long-term debt consists of the following:

	As of December 31,
	2002	2003

1. Foreign Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 1.75% and 2.25%, principal payable in several installments through 2006.	Ps. 183	Ps. 110
Secured debt, fixed interest rate of 5.25%, principal payable in several installments through 2008.	99
Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.6% and 3.0%, principal payable in several installments through 2009.	314	76
2. Foreign Subsidiaries (payable in Euros):
Secured debt, floating interest rate based on EURIBOR plus a spread between 1.0% and 1.25%, principal payable in several installments through 2008.		33
Unsecured debt, floating interest rate based on EURIBOR plus a spread between 0.75% and 2.5%, principal payable in several installments through 2008.	33	114
3. Mexican Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 1.875% and 4.0%, principal payable in several installments through 2008.	2,416	3,530
Unsecured debt, floating interest rate based on LIBOR plus a spread between 0.75% and 2.25%, principal payable in several installments through 2008.	2,938	765
Unsecured debt, fixed interest rate of 11.50%, principal payable in several installments through 2009.	878	696
11.375% guaranteed senior unsecured notes due in 2007.	2,511	1,963
11.75% guaranteed senior unsecured notes due in 2013.		2,504
4. Vitro and Mexican Subsidiaries (payable in Mexican Pesos):
Unsecured medium term notes, floating interest rate based on 182 day treasury bonds (CETES) plus a spread between 2.4% and 3.26%, principal payable in 2004 and 2009.	1,737	1,821
Secured debt, floating interest rate based on 28 day interbank interest rate (TIIE) plus a spread of 2.0%, principal payable in several installments through 2007.		596
5. Vitro and Mexican Subsidiaries denominated in investment units (UDI’s) payable in Mexican Pesos:
Unsecured debt, interest rate of UDI’s plus 8.75%, principal payable in several installments through 2006.	181	123
Unsecured medium term notes, fixed interest rate between 9.0% and 9.9%, principal payable in 2006.	1,078	1,095
Unsecured medium term notes, floating-rate based on UDI’s plus 1.75%, principal payable in 2004.	157	155
	12,525	13,581
Less current maturities	1,685	2,241
	Ps. 10,840	Ps. 11,340

As of December 31, 2003, the interest rates of EURIBOR, CETES, TIIE and LIBOR were 2.10%, 6.04%, 6.40% and 1.17%, respectively.

The schedule of principal payments of long-term debt as of December 31, 2003 is as follows:

Year ended December 31, 2001
2005	Ps. 1,548
2006	2,455
2007	2,402
2008	1,550
2009	3,385
2009 and after	Ps. 11,340

b)

Certain of the Company’s long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios.  The Company has complied with the restrictions and covenants during 2003.

In the past, the Company has not complied with some of the financial covenants established in its credit contracts, and has obtained waivers with the corresponding banks; at no time, has the Company failed to make required capital or interests payments. The Company believes that in the future it will have the capacity to obtain additional waivers if necessary.

In addition, under certain of our subsidiaries’ credit agreements, if such subsidiary does not meet certain financial ratios and other conditions, its ability to pay dividends is restricted.  During 2002 and 2003, certain of our subsidiaries were restricted from paying dividends by their credit agreements.

c)

Debt of the Company totaling Ps. 741 is collateralized with fixed assets and trade receivables with a book value of Ps. 2,332 as of December 31, 2003. Additionally, Ps. 3,528 of debt is collateralized with trade receivables of Ps. 199 and cash of Ps. 403, which is presented in long-term other assets in the balance sheet.

d)

The Company primarily uses interest rate swaps (“interest swaps”), foreign currency forward contracts (“forward contracts”), and currency swaps (“currency swaps”) to manage its exposure to fluctuations in interest and foreign currency exchange rates.  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various derivative transactions.  It is the Company’s policy not to enter into derivative financial instruments for speculative purposes.

The Company’s interest swaps effectively convert a portion of its variable rate debt to fixed-rate debt.  The forward contracts provide for the purchase of foreign currencies at specified future dates at specified exchange rates.  Further, the Company’s currency swaps effectively convert a portion of its UDI’s denominated debt to dollars and then to Mexican pesos denominated debt.

The following table summarizes the derivative financial instruments in place as of December 31, 2003.

Type of transaction	Commencement date	Termination date	Company pays fixed interest rate	Company receives variable interest rate	Notional amount	Interest rate cap	Contract currency	Foreign exchange rate
Interest swap	June 29, 2000	June 29, 2005	6.85%	Libor – reviewed each 6 months	$ 13 million
Interest swap	June 30, 2001	June 30, 2006	5.20%	Libor – reviewed each 3 months	$ 121 million
Interest cap	November 28, 2001	November 28, 2006			$ 350 Million	5.9457%
Currency swap	January 24, 2001	October 12, 2006			155 million UDI’s		Dollar
Currency swap	January 24, 2001	June 7, 2006			200 million UDI’s		Dollar
Currency swap	January 25, 2001	October 12, 2004			50 million UDI’s		Dollar
Currency swap	April 17, 2002	October 12, 2006			$ 47 million		Peso
Currency swap	April 17, 2002	June 7, 2006			$ 61 million		Peso
Currency swap	April 17, 2002	October 12, 2004			$ 15 million		Peso
Forward contract	August 12, 2002	August 12, 2007			$ 100 million		Peso	11.61
Forward contract	August 29, 2002	August 12, 2007			$ 100 million		Peso	11.76

The effects in the statements of operations of the above mentioned transactions were:

	Income (expense)
	2002	2003

Interest Swap	Ps. (157)	Ps. (164)
Forward contract	64	17
Currency swap	5	(10)
	Ps. (88)	Ps. (157)

10.

Pension plans and seniority premiums

The disclosures relating to the Company’s Mexican pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 g), together with certain actuarial assumptions utilized are presented below as of December 31, 2002 and 2003:

	As of December 31,
	2002	2003

Accumulated benefit obligation	Ps. 1,751	Ps. 1,758

Projected benefit obligation	Ps. 1,829	Ps. 2,262
Plan assets at fair value	(450)	(553)
Unrecognized net loss	(220)	(203)
Unrecognized transition obligation	(436)	(361)
Changes in assumptions and adjustments from experience	(535)	(856)
Projected net liability	Ps. 188	Ps. 289
Additional minimum liability	Ps. 1,113	Ps. 1,039
Net periodic cost (Ps. 218 for 2001)	222	297

At December 31, 2003, the plan assets presented above, included 39.2 million shares of Vitro.

Assumptions:
	As of December 31,
	2002	2003

Discount rate	4.5%	5.75%
Expected rate of return on plan assets	6.0%	7.0%
Rate of compensation increase	1.0%	0.0%

11.

Commitments and contingencies

a)

In October 2000, several subsidiaries of Vitro, S.A. de C.V. which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15 year energy purchase agreement for approximately 104 MW (“Megawatts”) of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”). Tractebel started operations in April 2003.

b)

The Company’s consumption of natural gas during 2003 was approximately 22,015,383 millions of British Thermal Units (“MMBTUS”), of which, it had covered a total of 12,091,293 MMBTUS with fixed price purchased contracts as follows:

	% of coverage over consumption	MMBTUS coverage price
Petróleos Mexicanos	50.00%	$4.000
Petróleos Mexicanos	10.41%	4.165

As of December 31, 2003, the Company maintains hedges on the price of natural gas for approximately 12,000,000 MMBTUS for its 2004 consumption with Petróleos Mexicanos at an average price of $ 4.62 dollar per MMBTU.

As of February 20, 2004, the market price for MMBTUS was $ 5.29 dollars.

c)

The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years 2001, 2002 and 2003 was Ps. 546, Ps. 599 and Ps. 633, respectively.

Future minimum lease payments under these agreements are as follows:

2004	Ps. 404
2005	320
2006	271
2007	214
2008 and after	535

d)

The Company is not a party, and none of its assets is subject, to any pending legal proceedings nor is the Company subject to any contingent liabilities, other than as described in note 11 e) and legal proceedings and contingent liabilities arising in the normal course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

e)

As part of the Company’s disposal of Anchor Glass Containers Corporation (“Anchor”) in 1996, in a transaction approved by the U.S. Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation (“PBGC”), a United States governmental agency that guarantees pensions, a limited guarantee of Anchor’s underfunded pension liability.  No payments would be made under the guarantee unless the PBGC terminated any of Anchor’s pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the underfunded liabilities from the entity that purchased Anchor’s assets.

The amount of the guarantee was originally limited to $70 million.  Under the guarantee, payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years.  Payments would not bear interest.  The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002.  Beginning February 2002, the guarantee would be reduced by $7 million semiannually until August 1, 2006, when the guarantee would expire if the plans did not terminate.

On April 15, 2002, Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code.  On August 6, 2002, an amended plan of reorganization was confirmed, pursuant to which the Anchor pension plan was terminated and the obligations there under were assumed by the PBGC in exchange for cash, securities and a commitment of the new reorganized entity to make certain future payments.  The actual date of the termination is not known.  On June 20, 2003 the PBGC demanded payment to Vitro under the limited guarantee. To date Vitro has not made any payment and the PBGC has not filed any lawsuit related thereon.  There are various certain issues concerning any such possible lawsuit and certain defenses that could be asserted by Vitro.  It is not possible to estimate the amounts, if any, that would be paid with respect to such possible lawsuit; however, the total payments required could not exceed $63 million under the terms of the guarantee payable in equal bi-annual installments through August 1, 2011.  If the termination date was after July 31, 2002, then the maximum payments could not exceed $56 million payable in equal semiannually installments through February 1, 2011.

f)

The Company is in a process of litigation with the Mexican IRS (Secretaría de Hacienda y Crédito Público), in relation to Asset Tax (Impuesto al Activo) that the Company considers was illegally paid between 1994 and 1998. If the Company obtains a favorable result, in addition to the amount of the restated tax paid, there is a possibility of recovering the interest from the date of the payment to the date of its recovery. No asset has been recorded for this contingent interest gain as of December 31, 2003.

The Company is also litigating the Impuesto Substitutivo del Crédito al Salario (payroll taxes) paid during 2003 of Ps. 48. No asset has been recorded for this contingent gain as of December 31, 2003.

12.

Foreign currency operations

a)

At December 31, 2003, the assets and liabilities denominated in foreign currency (other than Mexican pesos) of the Company’s Mexican subsidiaries consist of the following:

	Millions of US dollars	Millions of Mexican Pesos

Monetary assets	$ 131	Ps. 1,469
Inventories	27	299
Fixed assets	404	4,538
Monetary liabilities	879	9,880

b)

Foreign currency operations of the Company’s Mexican subsidiaries during 2003 consisted of the following:

	Millions of US dollars	Millions of Mexican Pesos

Exports	$ 580	Ps. 6,470
Imports	238	2,633
Interest expense, net	48	520

c)

The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2003 is the following:

	United States of America	Central and South America	Europe

Net sales	Ps. 8,312	Ps. 1,345	Ps. 1,308
Operating income	156	156	98
Total assets	2,905	2,903	1,647
Total liabilities	1,352	794	739
Capital expenditures	20	237	98

d)

The exchange rates of the Mexican peso against the US dollar, used for purposes of the Company’s consolidated financial statements at the following dates were:

December 31, 2000	Ps. 9.6098
December 31, 2001	9.1695
December 31, 2002	10.4396
December 31, 2003	11.2372

On February 20, 2004, the exchange rate was Ps. 10.9423 per one US dollar.

13.

Stockholders’ equity

a)

At December 31, 2002 and 2003, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b)

The Company maintains an Employee Stock Option Plan established in March 1998 (the “Plan”). The Plan specifies amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the Grant Date,  except for the options issued during  2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively.  The vesting period of the options is 5 years and the life of such options is 10 years. At December 31, 2003, no options have been exercised.  No stock options were granted in 2003.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950
Options cancelled at December 31, 2003	2,327,000	880,500	1,102,300	164,000	85,750	561,000
Options outstanding at December 31, 2003	486,300	2,012,500	3,749,600	3,040,800	855,200	3,380,950	13,525,350
Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53
Exercise price at December 31, 2003	41.15	21.21	11.00	8.27	13.00	7.53

* During 2001 the Company repriced 940,950 of the options granted in 1998 to Ps. 13.00.

The closing price of the Company’s shares on the Mexican Stock Exchange on December 31, 2003 was Ps. 11.07.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company’s common shares relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000, 2001 and 2002.

The estimated fair value of the options was made on the Grant Date using the Black-Scholes option-pricing model with the following assumptions:

	1999-2001	2002
Risk-free interest rate	15%	3%
Expected life in years	5	8
Price volatility	44%	45%
Dividend Yield	0	0

Compensation cost charged against income for such plan was Ps. 39, Ps. 59 and Ps. 29 for 2001, 2002 and 2003, respectively.

c)

Retained earnings includes the statutory legal reserve.  The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason. At December 31, 2002 and 2003, the legal reserve, in historical pesos, was Ps. 72.

d)

As of December 31, 2002 and 2003 the treasury shares held by the Company were 48,027,210 and 52,946,110, respectively, which included the shares held by the Stock Option Trust (see note 13b) which were 24,674,020 as of December 31, 2002 and 2003.

e)

Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid or in the two fiscal years following such payment.

The balance of the majority interest stockholders’ equity tax accounts, corresponding to the contributed capital account and the net consolidated tax income account, as of December 31, 2003 was Ps. 1,445 and Ps. 942, respectively.

f)

Dividends declared and paid:

	Dividend Amount
STOCKHOLDERS’ MEETING DATE	Nominal	Constant	Payment Date

April 5, 2001	Ps. 149	Ps. 168	May, 2001
April 5, 2001	149		(1)
March 14, 2002	75	81	June, 2002
March 27, 2003	108	111	April, 2003

________________

(1)

This dividend will be paid on a date to be determined by the Board of Directors.

g)

Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2002	2003

Capital stock	Ps. 2,187	Ps. 2,169
Shortfall in restatement of capital	(2,738)	(2,758)
Retained earnings	3,242	3,277
Net income for the year	146	186
	Ps. 2,837	Ps. 2,874

h)

Majority interest stockholders’ equity consists of the following:

	December 31, 2003
	Nominal value	Restatement	Restated value

Capital Stock	Ps. 324	Ps. 6,125	Ps. 6,449
Treasury Stock	(348)	(230)	(578)
Paid-in capital	(104)	1,071	967
Shortfall in restatement of capital		(17,042)	(17,042)
Cumulative effect of deferred taxes	(1,259)	(284)	(1,543)
Minimum pension liability adjustment	(330)		(330)
Retained earnings	(3,071)	20,925	17,854
	Ps. (4,788)	Ps. 10,565	Ps. 5,777

i)

At December 31, 2003, stockholders equity includes Ps. 3,654 of retained earnings and other undistributed capital items of the subsidiaries.

j)

Comprehensive income (loss) that is reflected in the accompanying statements of stockholders’ equity, represents the net result of the Company’s performance each financial year, and consists of net income of each year plus other items of comprehensive income of the same period, which in accordance with Mexican GAAP are reflected directly in stockholders’ equity, without affecting the statement of operations. The other items of comprehensive income consist of the result of holding non-monetary assets and the minimum pension liability adjustment.

14.

Total financing cost

Following is a disclosure of the most important items that are included in total financing cost:

	Year ended December 31,
	2001	2002	2003
Interest expense on debt denominated in dollars	Ps. 1,373	Ps. 1,248	Ps. 1,175
Interest expense on debt denominated in pesos	171	72	361
Interest expense on debt denominated in UDI’s	51	34	28
Restatement of UDI’s	8	10	4
Interest income	(29)	(61)	(154)
Exchange loss (gain), net	(601)	1,605	781
Gain from monetary position	(680)	(809)	(570)
Other financial expenses	328	254	371
Total financing cost	Ps. 641	Ps. 2,353	Ps. 1,996

15.

Other expense, net

Following is the analysis of other expenses, net:

	Year ended December 31,
	2001	2002	2003
Restructuring charges	Ps. 314	Ps. 98	Ps. 93
Write-off and loss from sale of assets	390	425	123
(Gain) loss from sale of subsidiaries and associated companies	129	(68)	(35)
Other	16	(22)	(31)
Total financing cost	Ps. 849	Ps. 433	Ps. 150

During 2001, 2002 and 2003 the Company downsized its corporate services at headquarters and certain business units, which resulted in a charge of Ps. 314, Ps. 98 and Ps. 93, respectively.

16.

Tax loss carryforwards

At December 31, 2003, the tax loss carryforwards, the asset tax to be recovered and the capital losses that can be amortized against capital gains consist of the following:

	Tax Loss Carryforwards		Asset Tax
Expiration Year	Majority Interest	Minority Interest	Majority Interest	Minority Interest	Capital Losses
2004	Ps.	Ps. 2	Ps. 193	Ps.	Ps. 2,168
2005		186
2006					559
2007	1,809	39			1,173
2008	4,768	12	179		137
2009	62	5	5
2010	480	41	4
2011	207	23	3
2012	1,012	174	4
2013	419	181	10	6
	Ps. 8,757	Ps. 663	Ps. 398	Ps. 6	Ps. 4,037

17.

Income tax, asset tax and workers’ profit sharing

a)

The Company is subject to income tax and tax on assets for consolidation purposes in the proportion of the number of the subsidiary’s voting shares that Vitro owns.  As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries are consolidated at 60% of the mentioned proportion. The monthly tax advances to Secretaría de Hacienda y Crédito Público of Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

The income tax and workers’ profit sharing included in the Company’s results are:

	Year ended December 31,
	2001	2002	2003
Income tax:
Current	Ps. 299	Ps. 422	Ps. 190
Deferred	59	(899)	(150)
	358	(477)	40
Asset tax		(8)	8
	Ps. 358	Ps. (485)	Ps. 48

	Year ended December 31,
	2001	2002	2003
Workers’ profit sharing:
Current	Ps. 49	Ps. 48	Ps. 17
Deferred	50	1	21
	Ps. 99	Ps. 49	Ps. 38

Deferred tax assets (liabilities) presented on the balance sheets consist of the following:

	December 31,
	2002	2003
ASSETS:
Accounts receivable allowance	Ps. 114	Ps. 252
Tax benefit from the future deduction of inventories held on December 31, 1986	84	103
Reserve for seniority premiums and pensions	447	456
Tax loss carryforwards, net of valuation allowance of Ps. 98 in 2003	2,949	2,913
Exchange fluctuations	14	10
Asset tax credit carryforwards	371	398
	3,979	4,132

LIABILITIES:
Inventories	833	813
Fixed assets	3,383	3,436
Other	350	320
	4,566	4,573
Net liabilities	Ps. 587	Ps. 441

b)

The income tax rate was 35% in 2002 and 34% in 2003, and will be reduced by one percentage point each y ear until reaching 32% in 2005. In 2002, the deduction for workers’ profit sharing and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	Year ended December 31,
	2001	2002	2003
Effective income tax rate	37.6%	72.6%	(16.1)%
Asset tax included as income tax		(1.2)	2.6
Loss (gain) on sale of subsidiaries	5.6%	1.0	(4.2)
Difference between tax and accounting basis for monetary gain		(8.9)	2.7
Foreign companies	(1.9)	(14.0)	14.7
Effect of change in the income tax rate	(3.6)	(5.1)	(9.0)
Tax loss carryforwards reserved			36.9
Other	(2.7)	(9.4)	6.4
Statutory income tax rate	35.0%	35.0%	34.0%

Due to a deterioration in the circumstances used to assess the recovery of the benefit of tax loss carryforwards, in 2003, a valuation allowance against the benefit of tax loss carryforwards was increased by Ps. 98 and charged to results of operations of the year ended December 31, 2003.

c)

Changes in stockholders’ equity in shortfall in restatement of capital and minimum pension liability adjustment are presented net of deferred tax effect as follows:

	Year ended December 31,
	2001	2002	2003
Income tax effect of:
Shortfall in restatement of capital	Ps. 130	Ps. (43)	Ps. (53)
Minimum pension liability adjustment	18	61	10
	Ps. 148	Ps. 18	Ps. (43)

18.

Business acquisitions and dispositions

a)

Sale of Regioplast, S.A. de C.V.- On May 21, 2001, Vitro sold its 50% interest in Regioplast, S.A. de C.V. to Owens Illinois Inc., former partner of Vitro in such company, for an amount of $ 8.0 million. A loss of Ps. 89 was realized as a result of this transaction and is included in Other expense, net.

b)

Acquisition of Cristalglass Vidrio Aislante, S.A. - On May 4, 2001 the Company acquired 60 percent of the outstanding shares of the Spanish Company Cristalglass Vidrio Aislante, S.A., holding company of Group Cristalglass.  Cristalglass fabricates, distributes and sells flat glass for the construction industry. The company employs over 300 people. Annual sales are approximately  $ 60 million.

c)

Ampolletas - On April 15, 2002 the Company sold to Gerresheimer Glas AG, its 51% interest in Ampolletas, S.A. for consideration that includes cash, the assumption of debt and the assignment of certain receivables, that altogether amount to approximately $ 21 million.

d)

Vitromátic - On July 3, 2002, Vitro sold its interest in Vitromátic (see note 4).

e)

Envases Cuautitlán, S.A de C.V.- On September 10, 2003 the Company sold Envases Cuautitlán, S.A de C.V. (ECSA), to Phoenix Capital Ltd. for an approximate amount of $ 18 million. ECSA was dedicated to the manufacture and sale of plastic containers.

19.

Business segment data

The accounting policies of the segments are the same as those described in notes 2 and 3.  The Company evaluates the performance of its segments on the basis of operating income.  Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro’s reportable segments are strategic business units that offer different products.  The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has three reportable segments:  Glass Containers, Flat Glass and Glassware.  On July 3, 2002, Vitro sold its interest in the segment Acros–Whirlpool (see note 4).  The principal products of each of the segments are summarized below:

Segment	Principal Products
Glass Containers	Glass containers, sodium carbonate, borosilicate glass, capital goods, aluminum cans, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries and Fiberglass.
Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Glassware	Corporate and other	Consolidated
DECEMBER 31, 2001:
Net sales	Ps. 10,595	Ps. 12,550	Ps. 2,913	Ps. 82	Ps. 26,140
Interdivisional sales	67	98	42		207
Consolidated net sales	10,528	12,452	2,871	82	25,933
Operating income (loss)	983	1,419	364	(324)	2,442
Total assets	14,055	11,836	3,541	1,210	30,642
Capital expenditures	331	425	95	37	888
Depreciation and amortization	1,020	646	261	90	2,017
Goodwill		791			791

DECEMBER 31, 2002:
Net sales	Ps. 10,608	Ps. 12,160	Ps. 2,749	Ps. 123	Ps. 25,640
Interdivisional sales	72	112	30		214
Consolidated net sales	10,536	12,048	2,719	123	25,426
Operating income (loss)	1,251	911	275	(319)	2,118
Total assets	13,628	12,104	3,345	2,489	31,566
Capital expenditures	618	299	130	20	1,067
Depreciation and amortization	935	689	274	99	1,997
Goodwill		816			816

DECEMBER 31, 2003:
Net sales	Ps. 10,033	Ps. 12,316	Ps. 2,631	Ps. 245	Ps. 25,225
Interdivisional sales	105	147	19		271
Consolidated net sales	9,928	12,169	2,612	245	24,954
Operating income (loss)	783	1,022	187	(144)	1,848
Total assets	12,934	13,215	2,919	1,814	30,882
Capital expenditures	775	856	110	35	1,776
Depreciation and amortization	956	663	258	75	1,952
Goodwill		815			815

Export sales from México, substantially all of which are denominated in US dollars, are mainly to the United States and Canada and were as follows (in million of US dollars):

Year ended December 31,
2001	2002	2003
$589	$586	$580

Certain geographic information about the Company’s operations is summarized as follows:

	Year ended December 31,
	2001	2002	2003
Net sales(1) to customers in:
México	Ps. 12,178	Ps. 11,807	Ps. 11,281
All foreign countries, mainly the United States and Canada	13,755	13,619	13,673
Consolidated	Ps. 25,933	Ps. 25,426	Ps. 24,954

____________

(1)

Net sales are attributed to countries based on location of customer.

Consolidated net sales to any single external customer did not equal 10% or more of Vitro’s total consolidated net sales.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2001	2002	2003
Land and buildings, machinery and equipment, and construction in progress:
México	Ps. 18,120	Ps. 17,131	Ps. 16,924
All foreign countries, mainly the United States, Europe, Central and South America	2,181	2,218	2,406
Consolidated	Ps. 20,301	Ps. 13,349	Ps. 19,330

20.

New accounting principles

In March 2003, the IMCP issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary.  The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The account ing principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Based on its analysis, management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company’s consolidated financial position or results of operations.

In May 2003, the IMCP issued Bulletin C-12, “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company’s consolidated financial position or results of operations.

21.

Subsequent event

Sale of Vitro Fibras, S.A.- On April 2, 2004, the Company sold its 60% interest in Vitro OCF, S.A. de C.V. (“Vitro OCF”), its joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash, approximately $5.4 million of which was placed in escrow to secure certain potential indemnification obligations of the Company  relating to the sale.  Pursuant to the terms of the sale, the Company repaid Vitro OCF’s and its subsidiaries’ bank debt of approximately $22 million immediately prior to the sale.  In 2003, Vitro OCF had consolidated net sales and operating income of approximately $63 million and $16 million, respectively.

22.

Differences between Mexican and United States accounting principles

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP.  The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended (see note 3), whereas financial statements prepared under US GAAP are presented on a historical basis.  However, the following reconciliation to US GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, as permitted by the rules of the Securities and Exchange Commission, with the exceptions of the adjustment required by the fifth amendment to Bulletin B-10 discussed in note 22h) and the restatement of prior years’ balances mentioned in note 22i).  The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and US GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below:

	Year ended December 31,
Reconciliation of Net Income (loss):	2001	2002	2003	2003
	(Ps. millions)			($ millions) (Convenience Translation)
Net income (loss) of majority interest as reported under Mexican GAAP	Ps. 184	Ps. (19)	Ps. (570)	$ (51)

Deferred income tax *	85	(124)	(48)	(4)
Reduction of depreciation expense related to negative goodwill	36	31	25	2
Depreciation of the effect of applying the Fifth Amendment	(195)	(210)	(187)	(17)
Workers’ profit sharing *	358	38	41	4
Pre-operating expenses	17
Capitalized interest	(6)	(7)	(8)	(1)
Goodwill amortization and impairment testing, net		43	16	2
Fair value of derivative financial instruments		(183)	23	2
Effect of applying Bulletin B-15	(38)	(27)
Discontinued operations	23	(261)
Effect of the above adjustments on net income of minority interest	(62)	171	(6)	(1)
TOTAL US GAAP adjustments	218	(529)	(144)	(13)

Net income (loss) under US GAAP	Ps. 402	Ps. (548)	Ps. (714)	$ (64)

* Net of monetary gain

	Year ended December 31,
Reconciliation of Stockholders’ Equity:	2001	2002	2003	2003
	(Ps. millions)			($ millions) (Convenience Translation)
Total stockholders’ equity reported under Mexican GAAP	Ps. 10,307	Ps. 9,176	Ps. 8,651	$ 770

Less minority interest included as stockholders’ equity under Mexican GAAP	(3,866)	(2,837)	(2,874)	(256)
Majority interest stockholders’ equity under Mexican GAAP	6,441	6,339	5,777	514
US GAAP adjustments:
Deferred income tax:
Effect on retained earnings	72	(53)	(101)	(9)
Effect on excess (shortfall) in restatement of capital	(833)	(647)	(574)	(51)
Reversal of negative goodwill	(4,671)	(4,671)	(4,671)	(416)
Reversal of the accumulated depreciation related to negative goodwill	4,471	4,503	4,528	403
Workers’ profit sharing	(89)	(60)	(19)	(2)
Capitalized interest	94	86	78	7
Goodwill amortization		43	59	5
Effect of applying the Fifth Amendment	1,779	1,190	781	70
Effect of applying Bulletin B-15	(360)	(166)
Fair value of derivative financial instruments	150	(184)	(161)	(14)
Income on disposal of discontinued operations		(261)
Effect of the above adjustments in stockholders’ equity of minority interest	(299)	(68)	(164)	(15)

Total US GAAP adjustments	314	(288)	(244)	(22)

Total stockholders’ equity under US GAAP	Ps. 6,755	Ps. 6,051	Ps. 5,533	$ 492

a)

Minority interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet.  For US GAAP purposes, the minority interest is not included in stockholders’ equity.

b)

Deferred income tax

The Company applies the provisions of the Bulletin D-4 “Accounting Treatment of Income Tax, Tax on Assets and Workers’ Profit Sharing”, issued by the IMCP (see notes 3n and 17). As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers’ profit sharing for temporary differences between the financial and adjusted tax income that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset to the extent it is determined recoverable. For U.S. GAAP purposes, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” for all periods presented.

Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases.  Deferred tax assets are also recognized for the estimated future effects of tax loss carry forwards.  Deferred tax assets are reduced by any tax benefits that are not expected to be realized.

The significant components of deferred tax assets and liabilities, net of discontinued operations, which differ for US GAAP from deferred tax assets and liabilities calculated under Mexican GAAP, are presented as follows:

	December 31,
Deferred Tax Assets and Liabilities:	2002	2003
NONCURRENT:
Assets:
Reversal of negative goodwill	Ps. 55	Ps. 46
NOL and tax on assets carryforwards	81	98(1)
Capital losses	1,270	1,314(1)
Fair value of derivative financial instruments	62	53

Liabilities:
Buildings and machinery and equipment	(253)	(216)
Stockholders’ equity	(405)	(533)
Other	(18)	(25)
Net deferred tax assets	792	737

Valuation allowance	(1,351)	(1,412)(1)

Net deferred tax liability	Ps. (559)	Ps. (675)

_____________

(1)

The valuation allowance at December 31, 2002 and 2003 of Ps. 1,351 and Ps. 1,412, respectively, includes Ps. 1,270 and Ps. 1,314, respectively, related to capital losses and Ps. 81 and Ps. 98, respectively, related to NOL and tax on assets carryforwards.

c)

Negative goodwill and reduction in depreciation expense

Under Mexican GAAP, the Company records as a component of the consolidated statements of operations the amortization of the excess of book value over cost of certain acquisitions (negative goodwill).  The period of amortization for negative goodwill is 18 months.  Under US GAAP, such excess is recorded as a reduction of fixed assets, and depreciation expense is reduced accordingly over the life of the related assets.

d)

Workers’ profit sharing

In accordance with Mexican GAAP the Company determines the provision of workers’ profit sharing with the partial accrual method (Bulletin D-4).  For US GAAP purposes the Company accrues for workers’ profit sharing based on a liability approach similar to accounting for income taxes under SFAS 109. If the methodology of SFAS 109 had been used for the year ended December 31, 2003, the cumulative effect in the results of the Company would have been an expense of Ps. 90 and a debit to excess (shortfall) in restatement of capital in the amount of Ps. 489. From these amounts the effect in the results for the years 2001, 2002 and 2003 would have been an increase (decrease) in the amount of Ps. 882, Ps. (173) and Ps. 68, respectively.

e)

Pre-operating expenses

Pre-operating expenses, which have been deferred under Mexican GAAP, are charged to expense as incurred under US GAAP.

f)

Capitalized interest

In prior years, the Company has not capitalized interest under Mexican GAAP. Beginning in 1999, certain interest on additions to buildings and machinery and equipment was capitalized as is required under US GAAP. Consequently, the related differences in depreciation on such amounts included in buildings and machinery and equipment are presented in the reconciliation of net income for the years ended December 31, 2001, 2002 and 2003.

g)

Goodwill and Other Intangible Assets

Under Mexican GAAP, goodwill is amortized over a straight line basis over 20 years.  Effective January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets.”  SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value.  The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets.  In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment. The Company also reviewed the classification of its intangible assets and determined there were no other intangible assets with indefinite lives, requiring reclassification.  The Company performed its annual impairment test at December 31, 2002 and 2003 and recorded an impairment of Ps. 0 and Ps. 59, respectively.  The effect of ceasing amortization of goodwill increased after-tax net income by approximately Ps. 43 and Ps. 76 for the years ended December 31, 2002 and 2003, respectively.

A reconciliation of previously reported US GAAP net income (loss) and net income (loss) per share to the amounts adjusted to exclude amortization of goodwill net of the related income tax effect is as follows:

	2001	2002	2003

Reported net income (loss)	Ps. 402	Ps. (548)	Ps. (714)
Add back: goodwill amortization	31
Adjusted net income (loss)	Ps. 433	Ps. (548)	Ps. (714)

Basic and diluted earnings per share	Ps. 1.41	Ps. (1.99)	Ps. (2.59)
Add back: goodwill amortization per share	0.10
Adjusted net income (loss) per share	Ps. 1.51	Ps. (1.99)	Ps. (2.59)

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

Balance as of January 1, 2002	Ps. 689
Goodwill acquired	10
Changes for effects of inflation	120
Balance as of December 31, 2002	819
Impairment	(59)
Changes for effects of inflation	115
Balance as of December 31, 2003	Ps. 875

h)

Effect of applying the Fifth Amendment to Bulletin B-10.

As discussed in note 3e), under Mexican GAAP the Fifth Amendment to Bulletin B-10 allows the restatement of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin.  For US GAAP purposes, such restatement is based on the INPC.

i)

Effect of applying Bulletin B-15.

In 1997, the IMCP issued Bulletin B-15 which specifies procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro’s accounting policies for the consolidation of its foreign subsidiaries are described in notes 2b) and 3a).  Such policies conform to the requirements of Bulletin B-15.

The staff of the SEC has agreed that the methodology of Bulletin B-15 to translate the current year amounts for foreign operations will not result in a difference between Mexican GAAP and US GAAP which must be reconciled in order to comply with the rules of the SEC.

There are two methods allowed under Bulletin B-15 to restate prior years amounts for foreign subsidiaries.  Vitro uses the method which reconsolidates prior years’ balances by restating foreign subsidiaries (in Vitro’s case, principally US subsidiaries) using the current inflation rate in the foreign country and translating into pesos using the year end exchange rate.  The staff of the SEC has stated that the methodologies of Bulletin B-15 used to restate prior years’ balances for comparative purposes do not conform to the requirements of SEC Rule 3-20e of Regulation S-X which requires all amounts in financial statements to be presented in the same reporting currency.  Accordingly, in filings with the SEC, the staff requires an adjustment for the difference in methodologies of restating prior year balances. These amounts  (Ps. (38) and Ps. (27)  in 2001 and 2002,  respectively, in the reconciliation o f net income, and Ps. (360) and Ps. (166) in 2001 and 2002, respectively, in the reconciliation of stockholders’ equity) represent the differences between (i) the balance if all amounts were adjusted by the Mexican inflation rate, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

j)

Fair value of derivative financial instruments

Under Mexican GAAP, derivative instruments that are considered as a hedge from an accounting perspective are valued using the same criteria of valuation of the assets or liabilities hedged and the effect of such valuation is recognized in net income.  Under US GAAP, the Company’s derivative instruments are accounted for as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133).  SFAS No. 133 requires that each derivative be stated in the balance sheet at its fair value with gains and losses reflected in the income statement, except to the extent the derivative qualifies for hedge accounting.  Derivatives that do qualify for hedge accounting, under SFAS No. 133, should be recorded where the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequen tly reclassified into earnings when the forecasted transaction affects earnings.  SFAS No. 133 further provides specific criteria necessary for a derivative to qualify for hedge accounting and requires the discontinuance, on a prospective basis, of the accounting of the effective portion recorded in other comprehensive income for an existing hedge if the designation of the cash flow hedge is removed.  Derivatives entered into by the Company in 2002 and 2003 do not qualify for hedge accounting, as defined by SFAS No. 133.  Additionally, the Company removed the designation of a cash flow hedge of those derivatives entered into in 2001 and, thus, has discontinued, on a prospective basis, the accounting of the effective portion recorded in other comprehensive income.  The effect of the above at December 31, 2001, 2002 and 2003, respectively, was an increase in comprehensive income in the amount of Ps. 98 and a decrease in net income of Ps. 121 and Ps. 108. Within the next 12 months, the Compa ny does not anticipate that any amounts will be reclassified out of other comprehensive earnings and into earnings.

k)

Discontinued operations

The basis of the assets and liabilities of Vitromatic under US GAAP at the time of the sale in 2002 was different from the basis of such assets and liabilities under Mexican GAAP; accordingly, in 2002 the gain recorded on disposal of discontinued operations under US GAAP differs from that under Mexican GAAP.

l)

Other differences and supplemental US GAAP disclosures

1.

Pension disclosures.-  The Company maintains defined benefit pension plans for all of its subsidiaries and seniority premium plans for all of its Mexican subsidiaries.  For the Mexican companies, the Company adopted Bulletin D-3 issued by the IMCP.  The accounting treatment for pensions set forth in this Bulletin are substantially the same as those set forth in Statement of Financial Accounting Standards No. 87 “Employer’s Accounting for Pensions” (“SFAS 87”).  The Company records the pension cost determined by actuarial computations, as described in notes 3g) and 10. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and related pension obligations for the benefit plans for 2002 and 2003 are also described in note 10.

For purposes of determining the cost of pensions and seniority premiums under US GAAP, the Company applies SFAS 87. The additional pension disclosures under Statement of Financial Accounting Standards No. 132   “Employers Disclosures about Pensions and Other Post-retirement Benefits” (“SFAS 132”) which are applicable to the Company, net of discontinued operations, are presented below.

	2002	2003
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. 1,879	Ps. 2,282
Service cost	52	52
Interest cost	80	126
Benefits paid	(182)	(198)
Benefit obligation at end of year	1,829	2,262
Changes in plan assets:
Fair value of plan assets at beginning of year	409	442
Contribution of cash and securities	187	237
Return on plan assets	28	28
Benefits paid	(174)	(154)
Fair value of plan assets at end of year(1)	450	553
Funded status:	1,379	1,709
Unrecognized actuarial loss	(535)	(856)
Unrecognized prior service costs	(656)	(564)
Net amount recognized	Ps. 188	Ps. 289
Amounts recognized in the consolidated balance sheet consists of:	Ps. 1,301	Ps. 1,328
Accrued benefit liability	(633)	(515)
Intangible asset	(480)	(524)
Accumulated other comprehensive income	Ps. 188	Ps. 289

____________

(1)

Includes approximately Ps. 433 as of December 31, 2003, Vitro common shares (39,150,000 shares at market value as of December 31, 2003).

Pension and seniority premium costs for 2001, 2002 and 2003 are summarized below:

	Year ended December 31,
	2001	2002	2003
Service costs	Ps. 49	Ps. 52	Ps. 52
Interest cost	82	80	126
Return on plan assets	(33)	(28)	(28)
Net amortization and deferral	120	118	147
Net periodic cost	Ps. 218	Ps. 222	Ps. 297

The trust assets consist of fixed income and variable funds, valued at market.  As of December 31, 2002 and 2003, the pension plan assets are invested in the following financial instruments:

	2002	2003
Fixed Rate:
Federal Government instruments	24%	22%
Variable Rate:
Public traded shares in Bolsa Mexicana de Valores	76%	78%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments.  Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.  The composition of the objective portfolio is consistent with the Mexican company share composition of the portfolios of the five best-known international companies that manage long-term funds.

The contributions to the pension plan funds by certain subsidiaries amounted to Ps. 174 and Ps. 157 as of December 31, 2002 and 2003, respectively.  The Company estimates that the contributions to the pension plan funds during 2004 will reach Ps. 150.

2.

Proportionate consolidation method.- The subsidiary Vitro American National Can, S.A. de C.V. (Vancan) and Vitro AFG, S.A. de C.V. (AFG), which are part of the Flat Glass and Glass Containers segments, respectively, are joint ventures in which the Company has 50% interests and shares the control of each of the subsidiaries with its partners, Rexam and AFG Industries, Inc., respectively. Under Mexican GAAP this company is consolidated using the proportionate method.  Under US GAAP, the Company’s investment in and its interest in the net income of Vancan and AFG are recorded based on the equity method.

Summary information of the Company’s 50% interest is as follows:

	As of the year ended December 31,
	2002	2003	2002	2003
	Vancan		AFG
Current assets	Ps. 165	Ps. 170	Ps. 3	Ps. 52
Total assets	411	394	151	497
Total liabilities	158	152	2	297
Stockholders’ equity	253	242	148	200
Net sales	350	403		25
Net income	11	21	(1)	(22)
Cash flow information-net cash provided by:
Operating activities	(7)	93	31	160
Financing activities	(9)	(3)	118	130
Investing activities	(2)	(43)	(148)	(285)

Under US GAAP, the Company’s investment in Vancan at December 31, 2002 and 2003 was Ps. 253 and Ps. 242, respectively, and in AFG is Ps. 148 and Ps. 200, respectively.

3.

Weighted-average interest rates.- The weighted-average interest rates on short-term borrowings     outstanding as of December 31, 2001, 2002 and 2003 were approximately 6.2%, 4.3% and 4.3%, respectively.

4.

Fair value of financial instruments.- Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires disclosure of the estimated fair values of certain financial instruments.  The carrying amounts and estimated fair values of the Company’s significant financial instruments were as follows:

	December 31, 2002		December 31, 2003
	Carrying Amount (Mexican GAAP)	Fair Value	Carrying Amount (Mexican GAAP)	Fair Value
Liabilities:
Short-term borrowings	3,310	3,310	2,257	2,257
Long-term debt(1)	12,525	12,059	13,581	13,468
Derivative instruments:
Interest rate swaps	0	341	0	267
Foreign currency forward contracts	0	(158)	0	(106)

__________

(1)

Includes current portion of long-term debt.

The fair value of short-term borrowings approximate their carrying value due to their short maturities. The fair value of the U.S. (dollar denominated) publicly traded long-term debt was Ps. 2,046 and Ps. 4,458 as of December 31, 2002 and 2003, respectively, and its related book value was Ps. 2,512 and Ps. 4,571, respectively. The fair value of the remaining long-term debt closely approximates its book value of Ps. 10,013 and Ps. 9,010 as of December 31, 2002 and 2003, respectively.

The fair value of long-term investments and long-term debt was determined using available quoted market prices or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates.  Accordingly, the estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that the Company could realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value information presented herein is based on information available to management as of December 31, 2002 and 2003.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

5.

Classification of worker’s profit sharing.-  In a US GAAP statement of operations, worker’s profit sharing expense would be classified as an operating expense.

6.

Net sales and operating income.-  The use of the proportionate consolidation method for Vancan and AFG under Mexican GAAP as discussed under 22 l) 2 above, results in differences in net sales and operating income as reported under Mexican GAAP and US GAAP, but does not effect net income.

7.

Earnings per common share in accordance with US GAAP.-  Earnings per share in accordance with US GAAP are based on the provisions of Statement of Financial Accounting Standards No. 128 “Earnings Per Share” (“SFAS 128”) and are calculated using the weighted-average number of common shares outstanding during each period.  The stock options granted under the Company’s Plan (see note 13b) were not dilutive during 2001, 2002 and 2003, as the average market price per share of the Company’s common stock during the period was less than the exercise price per share of the options and due to the net losses recorded in 2002 and 2003.  The Company has no other potentially dilutive securities. Basic earnings per share are based upon, 286,078,897, 275,437,527 and 275,152,973 weighted-average shares outstanding for 2001, 2002 and 2003, respectively.

Earnings (loss) per common share computed in accordance with US GAAP are presented below:

	Year ended December 31,
	2001	2002	2003
Earnings (loss) per share – Basic and diluted earnings (loss) before discontinued operations	Ps. 0.64	Ps. (2.35)	Ps. (2.59)
Discontinued operations	0.76	0.36
Earnings (loss) per common share	Ps. 1.40	Ps. (1.99)	Ps. (2.59)

8.

Comprehensive income.- Under US GAAP, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“SFAS 130”), establishes standards for reporting and display of comprehensive income and its components.  Vitro’s only items of other comprehensive income are loss from holding non- monetary assets, unrealized gain (loss) on long-term investments and minimum pension liability adjustments.

See note 22 m), for Consolidated Financial Statements on a US GAAP basis, which reflects the provisions of SFAS 130.

Additional required disclosures under SFAS 130 are as follows:

Disclosure of accumulated other comprehensive income balances:

	Loss from Holding Non-monetary Assets	Minimum Pension Liability Adjustment	Fair Value of Financial Instruments
Balance at December 31, 2001	Ps. (17,902)	Ps. (198)	Ps. 98
Bulletin B-15 effect	236
Change for the year	370	(112)	(98)

Balance at December 31, 2002	(17,296)	(310)	0
Bulletin B-15 effect	(130)
Change for the year	521	(20)	0
Balance at December 31, 2003	Ps. (16,905)	Ps. (330)	Ps. 0

There were no reclassification adjustments for any of the periods presented.

9.

Employee stock option plan. – The Plan (see note 13 b) was adopted in 1998.  The Company applies SFAS 123 in accounting for its Plan under both Mexican GAAP and US GAAP.  The disclosures required under US GAAP are included in note 13 b).

10.

Restrictions which limit the payment of dividends by the registrant. - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries.  Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company’s indebtedness, the Company relies on income from advances, fees, interest and dividends from its subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof.  Therefore, the Company’s subsidiaries’ ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries’ shareholders (including the Company’s joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders’ meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture agreements and debt instruments.  At December 31, 2003, the amount of restricted retained earnings of the Company’s consolidated subsidiaries amounted to Ps. 3,410.

11.

New accounting pronouncements. – In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46(R)”).  FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the en tity’s expected residual returns or both.  For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004.  For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004.  For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004.  The Company does not expect the adoption of FIN 46(R) to have a material impact on its financial statements.

In April 2003 the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This Statement requires that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.  The provisions of this Statement that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effe ctive dates. Management is currently evaluating the effects of SFAS 149, but believes it will not have a material effect on the Company’s results of operations and financial position.

a)

Summarized comparative consolidated financial statements – U.S. GAAP

CONDENSED CONSOLIDATED BALANCE SHEETS
US GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2003)

	December 31,
	2002	2003
ASSETS

Cash and cash equivalents	Ps. 2,313	Ps. 1,352
Trade receivables, net of allowance for doubtful accounts of Ps. 65 and Ps. 73	2,056	2,113
Other receivables	1,069	1,382
Inventories	3,894	3,892
Current assets	9,332	8,739
Long-term investments	614	791
Investment in associated companies	401	442
Land and buildings	9,055	8,863
Machinery and equipment	9,667	9,539
Construction in progress	844	988
Goodwill	819	875
Intangible pension assets	633	515
Other assets	459	534
Total assets	Ps. 31,824	Ps. 31,286

LIABILITIES

Short-term borrowings	Ps. 3,302	Ps. 2,132
Current portion of long-term debt	1,611	2,230
Trade payables	2,324	2,093
Accrued expenses payable	701	738
Deferred taxes	699	621
Other current liabilities	1,354	1,439
Current liabilities	9,991	9,253
Long-term debt	10,827	11,301
Seniority premiums, pensions and other long-term liabilities	1,673	1,686
Deferred taxes	446	474
Long-term liabilities	12,946	13,461
Total liabilities	22,937	22,714
Minority interest in consolidated subsidiaries	2,836	3,039

STOCKHOLDERS’ EQUITY

Majority interest:
Capital stock: no par value 324,000,000 shares issued in 2002 and 2003	Ps. 324	Ps. 324
Restatement of capital stock	6,125	6,125
Capital stock restated	6,449	6,449
Treasury stock (48,027,210 shares in 2002 and 52,946,110 in 2003)	(534)	(578)
Paid-in capital	951	(967)
Shortfall in restatement of capital	(17,296)	(16,905)
Minimum pension liability adjustment	(310)	(330)
Retained earnings reserved for reacquisition of shares of Vitro	1,300	1,300
Retained earnings	16,039	15,344
Net (loss) for the year	(548)	(714)
Total stockholders’ equity	6,051	5,533
Total liabilities, minority interest in consolidated subsidiaries and stockholders’ equity	Ps. 31,824	Ps. 31,286

CONSOLIDATED STATEMENTS OF OPERATIONS
US GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2003)

	Year ended December 31,
	2001	2002	2003

Net sales	Ps. 24,095	Ps. 24,525	Ps. 24,538
Cost of sales	17,066	17,566	17,873

Gross profit	7,029	6,959	6,665
General, administrative and selling expenses	5,301	5,598	5,227

Operating income	1,728	1,361	1,438

Interest expense	1,930	1,874	1,953
Interest income	34	140	188
Exchange loss (gain), net	(596)	1,593	762
Gain from monetary position	675	805	564
Total financing cost	625	2,522	1,963

Income (loss) after financing	1,103	(1,161)	(525)
Other income (loss), net	(154)	91	66
Share in net income of unconsolidated associated companies	21	10

Income (loss) from continuing operations before income tax	970	(1,060)	(459)
Income tax expense	240	(382)	61

Net income (loss) from continuing operations before minority interest	730	(678)	(520)
Discontinued operations including income on disposal of discontinued operations of Ps. 221 in 2002, net of taxes of Ps. 115 and Ps. (235) in 2001 and 2002, respectively	218	98
Minority interest	(546)	32	(194)

Net income (loss)	Ps. 402	Ps. (548)	Ps. (714)

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
US GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2003)

	Capital Stock	Treasury Stock	Paid-In Capital	Shortfall in restatement of capital	Other	Retained earnings	Comprehensive income	Stock holders’ equity

Balance at January 1, 2001	Ps. 6,449	Ps. (360)	Ps. 925	Ps. (16,875)	Ps. (166)	Ps. 17,170		Ps. 7,143
Comprehensive income:
Net income						402	Ps. 402	402
Bulletin B-15 adjustments				(810)		663		(147)
Other comprehensive income:
Minimum pension liability adjustment					(50)		(50)	(50)
Loss from holding non-monetary asset				(572)			(572)	(572)
Deferred taxes allocation				71	(34)		37	37
Effect of applying the Fifth Amendment				306			306	306
Deferred workers’ profit sharing allocation				(22)			(22)	(22)
Fair value of financial instruments					150		150	150
Other comprehensive loss							(152)
Comprehensive income							Ps. 251
Dividends (Ps. 1.09 pesos per share)						(337)		(337)
Paid in capital			53					53
Acquisition of treasury		(208)						(208)

Balance at December 31, 2001	Ps. 6,449	Ps. (568)	Ps. 978	Ps. (17,902)	Ps. (100)	Ps. 17,898		Ps. 6,755
Comprehensive income:
Net (loss)						(548)	Ps. (548)	(548)
Bulletin B-15 adjustments				236		(478)		(242)
Other comprehensive income:
Minimum pension liability adjustment					(173)		(173)	(173)
Gain from holding non-monetary assets				32			32	32
Deferred taxes allocation				640	113		753	753
Effect of applying the Fifth Amendment				(294)			(294)	(294)
Deferred workers’ profit sharing allocation				(8)			(8)	(8)
Fair value of financial instruments					(150)		(150)	(150)
Other comprehensive gain							160
Comprehensive (loss)							Ps. (388)
Dividends (Ps. 0.26 pesos per share)			(27)			(81)		(81)
Paid in capital								(27)
Acquisition of treasury		34						34

Balance at December 31, 2002	Ps.6,449	Ps. (534)	Ps. 951	Ps. (17,296)	Ps. (310)	Ps. 16,791		Ps. 6,051
Comprehensive income:
Net (loss)						(714)	Ps. (714)	(714)
Bulletin B-15 adjustments				(130)		(36)		(166)
Other comprehensive income:
Minimum pension liability adjustment					(30)		(30)	(30)
Gain from holding non-monetary assets				114			114	114
Deferred taxes allocation				570	10		580	580
Effect of applying the Fifth Amendment				(164)			(164)	(164)
Deferred workers’ profit sharing allocation				1			1	1

Other comprehensive loss							501
Comprehensive income							Ps. (213)
Dividends (Ps. 0.37 pesos per share)						(111)		(111)
Paid in capital			16					16
Acquisition of treasury		(44)						(44)
Balance at December 31, 2003	Ps.6,449	Ps. (578)	Ps. 967	Ps. (16,905)	Ps. (330)	Ps. 15,930		Ps. 5,533

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
US GAAP BASIS*
(Millions of nominal pesos)

Year ended December 31,
2001	2002	2003

OPERATING ACTIVITIES:

Net income (loss) from continuing operations in constant pesos

Effect of constant pesos

Net income (loss) from continuing operations in nominal pesos

Add (deduct) non cash items:

Depreciation and amortization

Provision for seniority premiums, pension

and other long-term liabilities

Amortization of debt issue cost

Share in net income of unconsolidated associated companies

Fair value of derivative financial instruments

(Gain) loss from sale of subsidiaries and associated companies

Write-off and loss from sale of fixed assets

Deferred income tax and workers’ profit sharing

Gain from monetary position

Exchange loss (gain)

Increase (decrease) in trade payables

Decrease (increase) in trade receivables

(Increase) decrease in inventories

Change in other current assets and liabilities, net

Pension funding payments

Cash provided by continuing operations

Net income (loss) from discontinued operations

Proceeds from disposal of discontinued operations

Operating assets and liabilities from discontinued operations

Cash provided by operating activities

INVESTING ACTIVITIES:

Sales of land and buildings and machinery and equipment

Investment in land and buildings and machinery and equipment

Investment in subsidiaries and associated companies

Sale of subsidiaries and associated companies

Long-term receivables

Effect from discontinued operations

Other

Cash used in investing activities

FINANCING ACTIVITIES:

Short-term borrowings

Issuance of long-term debt

Capital stock contributed by minority interest

Payment of short-term borrowings

Payment of long-term debt

Acquisition of treasury stock

Sale of treasury stock

Dividends paid to stockholders of Vitro

Dividends paid to minority interests

Effect from discontinued operations

Cash used in financing activities

Net increase in cash and cash equivalents

Monetary and exchange rate effect on cash and cash equivalents

    Balance at beginning of year

    Balance at end of year

Net cash provided by operating activities reflects net

    cash payments of interest and income taxes as follows:

    Interest

 Ps.

2,673

Ps.

2,199       Ps.        1,914

    Income taxes

Ps.

730

(65)

665

1,894

196

54

(20)

114

348

(310)

(601)

(530)

1,810

625

244

7

(287)

(86)

2,313

197

106

2,616

122

(777)

(445)

76

(137)

(147)

(80)

(1,388)

4,119

6,196

97

(5,935)

(4,723)

(169)

(149)

(266)

(156)

(986)

242

(23)

754

Ps.       973

Ps. 1,729

            194

Ps.

(678)

(16)

(694)

1,965

182

50

(10)

176

(64)

395

(761)

(757)

1,495

1,977

(131)

(322)

(503)

335

(167)

1,189

(116)

1,390

164

2,627

138

(985)

(9)

111

(49)

(6)

(204)

(1,004)

4,640

2,793

7

(5,801)

(1,779)

24

(75)

(257)

(42)

(490)

1,133

118

973

Ps.    2,224

Ps.

1,536

148

Ps.

(520)

(9)

(529)

2,036

246

63

(23)

(36)

115

(148)

(554)

743

1,913

(189)

(79)

20

(246)

(157)

1,262

1,262

43

(1,442)

188

(232)

(175)

(1,618)

2,175

5,318

(4,994)

(2,859)

(61)

17

(108)

(123)

(635)

(991)

119

2,224

Ps.    1,352

Ps.

1,847

61

*This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Task Force of the AICPA.

F-#