Form 20-F
period 2004-01-31
VITRO SA DE CV
filed 2005-07-01
CIK 880582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission File Number: 1-10905

Vitro, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

Vitro, S.A. de C.V. (Translation of Registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre,
San Pedro Garza García, Nuevo León, 66265 México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Shares of Series “A” common stock, no par value	New York Stock Exchange*
Ordinary Participation Certificate, each representing one share of Series “A” common stock	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing three Ordinary Participation Certificates	New York Stock Exchange
___________________
*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11⅜% Guaranteed Senior Notes due 2007

The number of outstanding shares of each of the Registrant’s classes of capital stock as of December 31, 2004:
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

Yes ☒	No ❒

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ❒	Item 18 ☒

TABLE OF CONTENTS
When updating this TOC, doublecheck Heading 1 entries (i.e. Part I, Part II, etc.) because, though properly set up, they sometimes come into the TOC with a dot leader and page #. If this happens, manually delete dot leader and page #.

i

Item 8. Financial Information	88
Item 9. The Offer and Listing	90
Listing Details	90
Markets	92
Item 10. Additional Information	93
Mexican Corporate Law and By-Laws	93
Material Contracts	104
Exchange Controls	105
Material Tax Consequences	106
Where You Can Find More Information	110
Differences in Corporate Governance Practices	111
Item 11. Quantitative and Qualitative Disclosures About Market Risk	113
Item 12. Description of Securities Other than Equity Securities	116
Item 13. Defaults, Dividend Arrearages and Delinquencies	116
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	116
Item 15. Controls and Procedures	116
Item 16. Reserved	117
Item 16A. Audit Committee Financial Expert	117
Item 16B. Code of Ethics	117
Item 16C. Principal Accountant Fees and Services	117
Item 16D. Exemption from the Listing Standards for Audit Committees	118
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	118
Item 17. Financial Statements	118
Item 18. Financial Statements	119
Item 19. Exhibits	120

ii

PRESENTATION OF CERTAIN INFORMATION

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or “Mexico,” and is a holding company that conducts substantially all of its operations through its subsidiaries. In this annual report, except when indicated or the context otherwise requires, (a) the words “Vitro” and “our holding company” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries and (b) the words “we,”“us,”“our” and “ours” refer to Vitro, S.A. de C.V. together with its consolidated subsidiaries. However, it should always be understood that each subsidiary of Vitro and each other entity with which Vitro consolidates is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to business units are to combinations of various consolidated entities that have been grouped together for management and presentation purposes.

References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico. References to “U.S. dollars,”“dollars” or “$” are to dollars of the United States of America.

Our consolidated financial statements are expressed in Mexican pesos and are prepared in accordance with accounting principles generally accepted in Mexico, which we refer to as “Mexican GAAP,” which differs in certain significant respects from accounting principles generally accepted in the United States of America, which we refer to as the “United States”, which we refer to as “U.S. GAAP.” Note 22 to our consolidated financial statements for the year ended December 31, 2004 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

All the peso amounts contained in this annual report are restated in constant pesos as of December 31, 2004, except where otherwise indicated.

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de México, Mexico’s central bank, in the Diario Oficial de la Federación for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the “Free Exchange Rate.” As of December 31, 2004, and March 31, and May 31, 2005, the Free Exchange Rate was 11.1495 pesos per U.S. dollar, 11.1783 pesos per U.S. dollar and 10.9160 pesos per U.S. dollar, respectively. As of December 31, 2004, and March 31, and May 31, 2005, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the “Noon Buying Rate,” was 11.15 pesos per U.S. dollar, 11.18 pesos per U.S. dollar and 10.91 pesos per U.S. dollar, respectively.

For purposes of this annual report, we consider our “export sales” to be (i) sales of products by our Mexican subsidiaries to third parties outside Mexico, (ii) sales of products by our Mexican subsidiaries to our foreign subsidiaries that do not act as our distributors (principally, Vitro America, Inc., which was formerly known as VVP America, Inc. and which we refer to as “Vitro America”) and (iii) sales of products by our foreign distribution subsidiaries (principally Vitro Packaging, Inc., which we refer to as “Vitro Packaging,” Crisa Industrial, LLC, which we refer to as “Crisa Industrial,” and Crisa Texas Limited, which we refer to as “Crisa Texas”) to third parties outside Mexico. Sales of products manufactured or processed by our subsidiaries outside Mexico (principally by Vitro America, Empresas Comegua, S.A., which we refer to as “Comegua,” and Vitro Cristalglass, S.L., which was formerly known as Cristalglass Vidrio Aislante S.A. and which we refer to as “Cristalglass”) are not considered “export sales.”

Under Mexican corporate law, shares of our Series “A” common stock, which we refer to as “Shares,” held by our Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our Shares are entitled to vote. However, for accounting purposes, our Shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders’ equity, we considered those of our Shares held by our Stock Option Trust as treasury stock. In addition, 39,150,000 Shares are held by our pension plans in trust. Those Shares are treated as outstanding for all purposes.

We use the term “joint venture” to refer to companies which are not our wholly owned subsidiaries and in which we, directly or indirectly, either have management control or share management control with one or more third parties. We believe that our use of the term “joint venture” is consistent with international business practices. However, our “joint ventures” are not necessarily “Joint Ventures” as defined in International Financial Reporting Standards.

References in this annual report to “CNBV” are to the Comisión Nacional Bancaria y de Valores of Mexico.

References in this annual report to “UDI” are to Unidades de Inversión, which is a unit based on inflation rates an inflation-indexed monetary unit.

Certain amounts included in this annual report may not sum due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by our use of terms and phrases such as “anticipate,”“believe,”“could,”“estimate,”“expect,”“intend,”“may,”“plan,”“predict,”“project,”“will,”“goals,”“target,”“strategy” and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled “Item 3. Key Information—Risk Factors,”“Item 4. Information on the Company,”“Item 5. Operating and Financial Review and Prospects” and other sections of this annual report.

These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. It is possible that our future financial performance may differ materially from our expectations because of a variety of factors, some of which include, without limitation, the following:

•	debt repayment and access to credit;

•	foreign currency exchange fluctuations relative to the U.S. dollar or the Mexican peso;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	consumer preferences for forms of packaging that are alternatives to glass containers;

•	capacity utilization of our facilities;

•	fluctuations in the price of raw materials and labor costs;

•	availability of raw materials;

•	cost and availability of energy;

•	transportation costs and availability;

•	consolidation among competitors and customers;

•	lifting of trade barriers and enforcement of measures against unfair trade practices;

•	the ability to integrate operations of acquired businesses;

•	the ability to hire and retain experienced management;

•	the performance by customers of their obligations under purchase agreements; and

•	the timing and occurrence of events which are beyond our control.

Any forward-looking statements in this annual report are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial position, we do not intend to update any particular forward-looking statements contained in this document.

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

The information in this annual report includes forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, those described in this section, under the sections entitled “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects” and elsewhere in this annual report. See “Forward-Looking Statements.”

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, results of operations, financial position, liquidity or prospects, except as otherwise indicated or as the context may otherwise require.

Factors Relating to Us

We may be unable to repay our debt, access credit or pursue business opportunities because of our leverage and debt service requirements.

We are highly leveraged. As of December 31, 2004, our total consolidated indebtedness was approximately Ps. 16,798 million ($1,507 million). As of such date, our consolidated off-balance sheet financings were approximately Ps. 1,171 million ($105 million). Our interest expense on debt for the year ended December 31, 2004, was approximately Ps. 1,628 million ($146 million), while our operating income was approximately Ps. 1,570 million ($141 million).

In addition, a significant portion of our indebtedness is short-term debt. See "―A significant portion of our indebtedness is short-term debt."

Our leverage adversely affects our ability to service, finance future operations, make acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business. Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, foreign currency exchange rate fluctuations and market volatility.

Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, the availability of financing in the Mexican and international banking and capital markets, our ability to sell assets and operating improvements. We cannot assure you that we will be able to refinance our indebtedness.

In addition, we operate in capital-intensive industries and require ongoing investments in our capital assets and technology improvements. Over the past few years, funds for such investments and for working capital needs, acquisitions and dividends have been provided by a combination of cash generated from operations and the incurrence of short- and long-term debt. To the extent that cash generated from operations is insufficient, we may need to incur further indebtedness for similar uses in the future. We cannot assure you that we will be able to incur indebtedness on favourable terms to us or at all, which could impair our ability to make capital investments, to maintain our capital assets or to take advantage of significant business opportunities that may arise.

A significant portion of our indebtedness is short-term debt.

As of December 31, 2004 and May 31, 2005, approximately Ps. 3,269 million ($293 million) and approximately Ps. 4,080 million ($374 million), respectively, of our indebtedness was short-term debt, including the current portion of our long term debt. Our lenders are not obligated to refinance this debt as it matures during the course of the year. Our ability to refinance our short-term debt depends on our ability to achieve an appropriate combination of financing from third parties, access to capital markets, assets sales and operating improvements. The failure to repay short-term indebtedness would trigger acceleration and enforcement rights in respect of substantially all our indebtedness.

Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years.

Certain of our flat glass products sold to original equipment manufacting, which we refer to as “OEMs” in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers.  The automotive OEM business line represented approximately 12% of our consolidated net sales for the year ended December 31, 2004.

The automotive industry is currently facing difficult market conditions. North American automobile manufactures have experienced slower demand and increased pricing pressures on their products. The difficult market conditions in the automotive industry could continue to lead to additional pricing pressure on our products and loss of sales volume, either of which would have an adverse effect on us.

We face lower operating margins and decreased profitability due principally to increasing costs and competition.

The gradual reduction by the Mexican government over the past few years of import duties and tariffs for glass and glass packaging products to historically low levels, the investment by our competitors and vertically integrated customers in glass manufacturing facilities in Mexico and increased imports of low-cost competitive products into several of our important markets (principally the United States and Mexico) have created severe competitive challenges for us. These events have had an adverse effect on us by driving down our prices, and in some cases sales volumes, and decreasing our operating margins and profitability. For example, while in 1999 our gross margin and operating margin were 33% and 16%, respectively, by 2004 our gross margin and operating margin had decreased to 26% and 6%, respectively. See “—Item 5. Operating and Financial Review and Prospects - Operating Results - Operating Income - Glass Containers - Changes in Depreciation Methods.”. As market conditions continue to deteriorate, we are faced with determined competitors that are financially better positioned than us to withstand the ongoing and challenging economic conditions. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity could be adversely affected.

Some of the components of our cost of goods sold are subject to significant market price variations. For instance, market prices of natural gas, which is an input that represented approximately 6% of our consolidated cost of goods sold in 2004, have experienced significant price increases since 2000. Since the price of natural gas in Mexico is tied to the price of natural gas in southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are fully exposed to such price variations and we cannot assure you that market hedges will be available at favorable conditions to us. In fact, as the price of natural gas has significantly increased in recent years, we have not been able to raise our products’ prices to fully reflect those increases, which has adversely affected our results of operations and liquidity. Other potential sources of significant variations in our costs are electric power, labor, packaging and freight costs.

We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness.

Under the terms of the debt instruments governing a substantial portion of our indebtedness, we are and some of our subsidiaries separately are required to comply with various financial covenants, including debt to EBITDA ratio, leverage ratio, interest coverage ratio and liquidity ratio covenants. In addition, the debt instruments governing a substantial portion of our indebtedness also contain various restrictive covenants including limitations on our ability to pay dividends, make certain investments, sell or pledge assets and incur additional indebtedness. The restrictions on our debt instruments could:

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	limit our ability to access cash from our subsidiaries and, thus, repay our debt or satisfy other holding company obligations; and

•	limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

The failure to comply with the covenants contained in a debt instrument could result in the relevant lender or noteholders having the right to declare the indebtedness governed by that debt agreement or instrument to be in default, to accelerate the maturity of such indebtedness or to take other enforcement action against us, as well as triggering acceleration and enforcement rights under our other debt agreements or instruments. Any such default, acceleration or other action would have an adverse effect on us.

As a result of the deterioration in our results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with such financial and other covenants contained in our debt agreements and instruments. During 2001, 2002 and 2003 we and some of our subsidiaries were required to seek amendments and waivers with respect to several of our financial and other covenants contained in our debt agreements and instruments and in one of our accounts receivable factoring programs. During 2005, we and some of our subsidiaries have continued to need amendments and waivers with respect to our debt agreements and instruments. We expect that we will need additional amendments and waivers in the future. Our ability to obtain such amendments and waivers will depend upon our results of operations and our ability to sell assets to reduce our leverage.

There can be no assurance that we will be able to obtain such future amendments or waivers or be successful in taking other actions to avoid potential defaults under such covenants. The failure to obtain such amendments or waivers would have an adverse effect on us.

        Certain of our and our subsidiaries’ indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt among others, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios. We expect not to meet certain of those financial ratios as of June 30, 2005.

We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us.

Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. Although no single customer accounted for more than 4% of our consolidated net sales in 2004, we have customers that are significant to our business units and us. Our three largest customers accounted for approximately 10% of our consolidated net sales in 2004. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us. Among our most significant customers are automotive OEMs and beer bottlers.

At our holding company level, we depend on interest, fees, dividends and tax refunds.

Our holding company derives substantially all of its revenue from interest, fees and dividends paid to it by our subsidiaries, as well as consolidated tax refunds. In the year ended December 31, 2004, a majority of the revenue received by our holding company was derived from interest and management, administrative and other fees paid to it by our subsidiaries. Our holding company’s remaining revenue was derived from dividends paid to it by our subsidiaries and from tax refunds resulting from the tax consolidation of Vitro and our subsidiaries under Mexican tax law. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from interest, fees and dividends from our subsidiaries, as well as tax refunds and income from the disposition of one or more of our subsidiaries, interests therein or assets thereof.

Our subsidiaries’ ability to pay such dividends or make such distributions will be subject to (i) the cash flows generated by their operations and borrowings, (ii) in certain circumstances, restrictions contained in their debt instruments and joint venture agreements, (iii) such subsidiaries’ shareholders’ (including our joint venture partners, when applicable) approval of the payment of such dividends at such subsidiaries’ general ordinary shareholders’ meetings, (iv) such subsidiaries having net income and the requisite amount of paid-in capital required under Mexican law and their estatutos sociales, which we refer to as “by-laws” and (iv) applicable laws. During 2001, 2002, 2003 and 2004, our principal subsidiaries were restricted from paying dividends to us by their credit facilities or indentures. See “—We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness.” Certain of our joint venture agreements require the consent of all joint venture participants for certain significant operating and management decisions, including the payment of dividends. For additional information with respect to dividend payment limitations under our debt instruments and joint venture agreements, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations.

Demand for our flat glass, glass containers and glassware products is affected by general economic conditions in the markets in which we operate, principally Mexico, the United States and Europe. As a result, demand for our products and, consequently, our results of operations have been and may be negatively affected by the downturn in the economies in which we operate.

A downturn in the Mexican economy, from which we derived approximately 44% of our consolidated net sales in the year ended December 31, 2004, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived approximately 45% of our consolidated net sales in 2004, would have an adverse impact on the export and foreign subsidiary sales of our Flat Glass, Glassware and Glass Containers business units.

Economic downturns in Mexico and the United States may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt.

Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us.

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

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, certain glassware products and most chemical and packaging products, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the Mexican Consumer Price Index, which we refer to as “INPC,” as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have had to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. In the year ended December 31, 2004, the appreciation of the peso in real terms had an adverse effect on our operating margins and may continue to do so in the future.

Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost.

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

Inflation affects our total financing cost. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation since 1999 have resulted in lower monetary gains.

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar would have resulted in a foreign currency exchange gain in 2004, but with the unwind of the currency exchange swaps in May 2004, we recorded a net exchange loss.

We may be adversely affected by increases in interest rates.

Interest rate risk exists primarily with respect to our floating-rate peso- and dollar-denominated debt, which debt generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE,” or the London interbank offered rate, which we refer to as “LIBOR.” As of May 31, 2005, our floating-rate peso- and dollar-denominated debt amounted to approximately Ps. 1,469 million and $520 million. If TIIE or LIBOR rates increase, our ability to service our debt will be adversely affected.

Substitution trends in the glass containers industry may continue to adversely affect our business.

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s. In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass containers producers. The remaining glass containers producers in mature markets have faced, and continue to face, pricing pressures as a result of competition from other forms of packaging. In Mexico, which is becoming a mature market, increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers, has adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. The Glass Containers business unit represented approximately 41% of our consolidated net sales in 2004.

Because certain of our subsidiaries conduct all or a portion of their business through joint ventures and partially depend on our partners for new technology, the loss of our joint venture agreements may adversely affect our business.

Sales attributable to our joint ventures represented approximately 61% of our consolidated net sales for the year ended December 31, 2004. In the future, certain of our partners may prefer to conduct business in Mexico directly (as opposed through our joint venture) and to terminate their relationships with us. In particular, the easing of limitations on foreign investment in Mexico and the reduction of import duties and tariffs by the Mexican government have reduced barriers to entry to the Mexican market for non-Mexican companies.

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

Additionally, notwithstanding that our business units conduct certain limited research and development activities, we generally do not develop our own proprietary technology. Although our business units’ products and manufacturing processes are not in constant need of technological improvements and innovations, they do, from time to time, require access to new technology necessary to improve their manufacturing processes and product lines to more effectively compete in both the Mexican and other markets. The main portion of such technological needs is satisfied through the acquisition of technology from third parties through joint ventures, technology licenses, technology transfers, technical assistance or similar arrangements.

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

Starting in 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico experienced an economic slowdown. The economic slowdown in the Mexican economy continued through 2002 and 2003. In 2002 and 2003, real GDP grew by 0.8% and 1.4%, respectively, annual inflation was 5.7% and 4.0%, respectively, and the peso experienced a nominal devaluation relative to the U.S. dollar of 13.8% and 7.6%, respectively. In 2004, economic activity in Mexico grew at a faster rate. Mexico’s real GDP grew by 4.4% in 2004, while inflation was 5.2% and the peso experienced a nominal appreciation relative to the U.S. dollar of 0.8%. According to Mexico’s Instituto Nacional de Estadística, Geografía e Informática, Mexico’s real GDP grew by 2.4% in the first quarter of 2005, on an annualized basis.

In 2001, the United States’ real GDP growth rate also showed a marked slowdown. During 2002, 2003 and 2004, the United States’ real GPD growth rates recovered steadily to 1.9%, 3.0% and 4.4%, respectively. The U.S. Bureau of Economic Analysis estimates that the annualized real GDP growth rate in the United States was 3.5% during the first quarter of 2005. For 2002, 2003 and 2004, respectively, inflation in the United States was 2.4%, 1.9% and 3.3%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and United States economies may not continue to grow at similar rates as they have grown in the past, and the economic slowdown described above, which had a significant impact on our results of operations in the past, may continue to adversely affect our results of operations and liquidity.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2002, 2003 and 2004, approximately 46%, 45% and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso. During the 1980s, government control over foreign currency exchange rates adversely affected our consolidated net sales and operating margins. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

Future economic developments in or affecting Mexico or the United States could adversely affect us and our ability to obtain financing.

Political events in Mexico could affect Mexican economic policy and adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional, which we refer to as the “PAN,” won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, which we refer to as the “PRI.” Neither the PRI nor the PAN secured a majority in either house of the Mexican Congress.

President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, since assuming office, President Fox has encountered strong opposition to some of his proposed reforms from both houses of Congress, where opposition parties such as the PRI and the Partido de la Revolución Democrática have frequently joined forces to block PAN initiatives. Further, on July 6, 2003, Mexican Congressional elections were held. The results of such elections were a reduction in the number of Congressional seats held by the PAN and an increase in the number of Congressional seats held by the PRI, among others. These events intensified the legislative gridlock in the Mexican Congress and led to a further slowdown in the progress of political reforms in Mexico. This gridlock could have an adverse effect on us.

Presidential and Federal Congressional elections in Mexico are scheduled for July 2006. Those elections could cause additional political and economic instability as has occurred in the past. Also, once the President and the representatives are elected, there could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business.

Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

Developments in other emerging market countries may adversely affect our business or the market price of our securities.

The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in Asian markets. Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. The market price of our securities could be adversely affected by future events elsewhere, especially in other emerging market countries.

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

Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the “Mexican Stock Exchange,” including us, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including the treatment of minority interests, workers’ profit sharing, capitalization of interest and consolidation of subsidiaries. In addition, under Mexican GAAP, the effects of inflation must be reflected in accounting records and in published financial statements. Moreover, the effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican GAAP may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. Note 22 to our consolidated financial statements for the year ended December 31, 2004, provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

EXCHANGE RATES

The following table sets forth, for each year in the five year period ended December 31, 2004, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period-End

2000	Ps.9.84	Ps.9.20	Ps.9.47	Ps.9.61
2001	9.97	9.00	9.35	9.16
2002	10.43	9.00	9.75	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
____________
(1)   Source: Federal Reserve Bank of New York

The following table sets forth, for each month in the six-month period ended on May 31, 2005 and the first 24 days of June 2005, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High	Low

December 2004	Ps.11.328	Ps.11.111
January 2005	11.411	11.171
February	11.206	11.043
March	11.329	10.975
April	11.229	11.036
May	11.033	10.885
June (through June 24, 2005)	10.883	10.759
____________
(1) Source: Federal Reserve Bank of New York

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our consolidated financial statements for the year ended December 31, 2004 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

We have completed a number of dispositions recently. See “Item 4. Information on the Company—Business—Divestitures.”

Financial data expressed in pesos and set forth in the following table for each year in the five year period ended December 31, 2004 has been restated in millions of constant pesos as of December 31, 2004.

	As of or for the year ended December 31,
		2000		2001		2002		2003		2004		2004
	(Ps. millions)(1)										$	( millions(1)(2))
Income Statement Data:

Mexican GAAP:

Net sales	Ps.	27,634	Ps.	27,317	Ps.	26,901	Ps.	26,238	Ps.	26,181		$2,348
Cost of sales		18,958		19,222		19,150		18,969		19,261		1,728

Gross profit		8,676		8,095		7,751		7,269		6,920		620
Selling, general and administrative expenses		5,265		5,473		5,479		5,309		5,350		479

Operating income		3,411		2,622		2,272		1,960		1,570		141
Financing cost:
Interest expense, net		2,482		2,027		1,647		1,882		2,057		184
Exchange loss (gain), net		122		(633)		1,687		822		78		7
Gain from monetary position		1,425		715		851		599		730		65
Total financing cost		1,179		675		2,483		2,105		1,405		126
Other expenses, net(4)		476		890		454		156		141		13
Income (loss) before taxes and workers’ profit sharing		1,756		1,053		(665)		(301)		24		2
Income and asset tax		639		391		(504)		54		(52)		(5)
Workers’ profit sharing		355		104		52		40		120		11

Net income (loss) from continuing operations		762		558		(213)		(395)		(44)		(4)
Net income (loss) from discontinued operations(5)		231		207		(128)		0		0		0

Gain on disposal of discontinued operations(5)		0		0		506		0		0		0
Net income (loss)(5)		993		765		165		(395)		(44)		(4)
Net income (loss) of majority interest(5)		416		235		(5)		(596)		(267)		(24)

Net income (loss) from continuing operations per share		2.74		1.95		(0.77)		(1.44)		(0.16)		(0.02)
Net income (loss) from discontinued operations per share(5)		0.83		0.72		1.37		0.00		0		0
Diluted and basic net income (loss) of majority interest per share(5)		1.49		0.83		(0.01)		(2.17)		(0.98)		(0.09)

U.S. GAAP:

Net sales	Ps.	26,715	Ps.	25,347	Ps.	25,798	Ps.	25,812	Ps.	25,752		$2,310
Operating income		2,308		1,818		1,432		1,513		816		73
Net income (loss) from continuing operations		487		194		(679)		(751)		(256)		(23)
Net income (loss)(5)		720		423		(576)		(751)		(256)		(23)

Net income (loss) from continuing operations per share		1.75		0.68		(2.47)		(2.73)		(0.60)		(0.08)
Net income (loss) from discontinued operations per share(5)		0.84		0.80		0.37		0.00		0.00		0.00
Diluted and basic net income (loss) per share(5)		1.75		.68		(2.47)		(2.73)		(0.94)		(0.08)
__________________

Balance Sheet Data:

Mexican GAAP:

Continuing operations:
Cash and cash equivalents	Ps.	936	Ps.	1,205	Ps.	2,484	Ps.	1,474	Ps.	2,828	$254
Current assets		8,593		8,197		10,231		9,299		10,517	943
Total assets		34,018		32,590		33,430		32,412		31,231	2,801
Current liabilities		8,785		10,599		10,084		9,402		7,773	697
Total debt		17,903		15,956		16,692		16,649		16,798	1,507
Total liabilities		25,777		23,742		23,675		23,366		23,078	2,070
Stockholders’ equity(5)		10,357		11,050		9,755		9,046		8,153	731
Minority interest in consolidated subsidiaries(5)		3,882		4,171		3,056		3,023		2,804	251
Majority stockholders’ equity(5)		6,475		6,879		6,699		6,023		5,349	480

Discontinued Operations:(5)
Total assets	Ps.	4,995	Ps.	4,862	Ps.	0	Ps.	0	Ps.	0	$0
Total liabilities		2,879		2,660		0		0		0	0

U.S. GAAP:

Total assets	Ps.	40,068	Ps.	37,994	Ps.	33,476	Ps.	32,910	Ps.	31,715	$2,845
Total liabilities		28,583		26,720		24,128		23,893		23,648	2,121
Net assets		11,484		11,273		9,348		9,017		8,067	723
Capital stock		6,784		6,784		6,784		6,784		6,784	608
Stockholders’ equity		7,513		7,106		6,365		5,820		5,057	454

Other Data:

Mexican GAAP:

Capital expenditures	Ps.	1,046	Ps.	940	Ps.	1,136	Ps.	1,871	Ps.	1,453	$130
Depreciation and amortization		2,136		2,150		2,122		2,062		2,247	202

Total Shares issued at end of period(6)		324.0		324.0		324.0		324.0		324.0
Total Shares held in Stock Option Trust at end of period(6)		1.8		24.7		24.7		24.7		22.8
Total Shares held as treasury stock at end of period(6)		25.6		25.6		23.3		28.3		28.3
Total Shares issued and outstanding at end of period(6)		296.6		273.7		276.0		271.1		273.0
Average total Shares outstanding during period(6)		278.4		286.1		275.4		275.2		271.8

Inflation and Foreign Currency Exchange Rate Data:

Percentage of change in INPC(7)		9.0%		4.4%		5.7%		4.0%		5.2%
Peso/dollar exchange rate at the end of period(8)	Ps.	9.6098	Ps.	9.1695	Ps.	10.4393	Ps.	11.2372	Ps.	11.1495
Average exchange rate(9)	Ps.	9.4673	Ps.	9.3274	Ps.	9.7455	Ps.	10.8251	Ps.	11.3091
__________________

(1)	Except per share amounts, number of shares and inflation and foreign currency exchange rate data.
(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.1495 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2004.
(3)
The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities.

(4)
Other expenses, net, reflects, among others, (i) write-off and loss from sale of assets in the amount of Ps. 447 million, Ps. 129 million and Ps. 329 million for the years ended December 31, 2002, 2003 and 2004, respectively, (ii) gains from the sale of subsidiaries and associated companies in the amount of Ps.72 million, Ps.37 million and Ps.488 million for the years ended December 31, 2002, 2003 and 2004, respectively, and (iii) restructuring charges in the amount of Ps.103 million, Ps.98 million and Ps.243 million for the years ended December 31, 2002, 2003 and 2004, respectively. The restructuring charges relate to the downsizing and streamling of corporate services and organization at some of our business units.

(5)
On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic’s results of operations are reflected in the line item entitled “Net income (loss) from discontinued operations” in our consolidated statement of operations. Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled “Total assets of discontinued operations” and the liabilities of Vitromatic in the line items entitled “Total liabilities of discontinued operations”. Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

(6)	Millions of shares.
(7)	Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.
(8)	Based on the Free Exchange Rate at the end of the period.
(9)	Calculated using the average of Free Exchange Rates on the last day of each month during the period.

Dividends per Share

The following table sets forth, for each year in the five year period ended December 31, 2004, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year with Respect to Which Dividend was Declared	Month Dividend was Declared	Total Dividend Amount(1)	Dividends per Share	Dividend per Share(2)	Month Dividend was Paid
		(Ps. millions)
2000	April 2001	Ps.149	Ps.0.50	$0.0539	May 2001
2000	April 2001	149	0.50	0.0539	—(3)
2001	March 2002	75	0.25	0.0256	June 2002
2002	March 2003	108	0.36	0.0338	April 2003
2003	March 2004	89	0.30	0.0267	April 2004
2004	March 2005	90	0.30	0.0268	April 2005
_________________

(1)
For purposes of calculating the dividends per Share, we considered our total dividend amount. Shares held by the Stock Option Trust are not treated as treasury stock. Therefore, the total dividend amount includes dividends paid with respect to the Shares held by the Stock Option Trust.

(2)
For purposes of calculating the dividends paid in U.S. dollars per Share, we divided the dividends paid in Mexican peso per share by the Free Exchange Rate as of the date on which such dividend was declared.

(3)	On March 17, 2005, the shareholders of Vitro revoked the payment of this dividend.

Item 4.   Information on the Company

ORGANIZATIONAL STRUCTURE

The following chart presents the organizational structure of our business units, our principal subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of June 24, 2005.

Vitro, S.A. de C.V.(1) (México)

FLAT GLASS BUSINESS UNIT	GLASS CONTAINERS BUSINESS UNIT	GLASSWARE BUSINESS UNIT
Vitro Plan, S.A. de C.V.
(subholding company)
(65%)(2)
(Mexico)

Vitro Vidrio y Cristal, S.A. de C.V.
(99.9%)(12)
(Mexico)

Distribuidora de Vidrio de México, S.A. de C.V.
(99.9%)(12)
(Mexico)

Vitro Automotriz, S.A. de C.V.
(99.9%)(12)
(Mexico)

Distribuidora Nacional de Vidrio, S.A. de C.V.
 (99.9%)(12)
(Mexico)

Vidrio Plano de Mexico, S.A. de C.V.
(99.9%)12)
(Mexico)

Vitro Flex, S.A. de C.V.
(62%)(3)(12)
(Mexico)

Vitro AFG, S.A. de C.V.
(50%)(4)(12)
(Mexico)

Cristales Automotrices, S.A. de C.V.
(51%)(5)(12)
(Mexico)

Vitro America, Inc.
(100%)(12)
(Delaware)

Vitro Cristalglass, S.L.
(60%)(6)(12)
(Spain)

Vitro Chaves, S.A.
(60%)(7)
(Portugal)

Vitro Colombia, S.A.
(100%)(12)
(Colombia)

Química M, S.A. de C.V.
(51%)(8)(12)
(Mexico)

Vitro Envases Norteamérica, S.A. de C.V. (subholding company)
(100%)
(Mexico)

Compañía Vidriera, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vidriera Monterrey, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vidriera Guadalajara, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vidriera Los Reyes, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vidriera México, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vidriera Querétaro, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vidriera Toluca, S.A. de C.V.
(99.9%)(13)
(Mexico)

Empresas Comegua, S.A.
(49.7%)(9)(13)
(Panama)

Vitro Packaging, Inc.
(100%)(13)
(Delaware)

Vidrio Lux, S.A.
(100%)(13)
(Bolivia)

Industria del Álcali, S.A. de C.V.
(99.9%)(13)
(Mexico)

Fabricación de Máquinas, S.A. de C.V.
(99.9%)(13)
(Mexico)

Vitrocrisa Holding, S. de R.L. de C.V.
(subholding company)
(51%)(10)
(Mexico)

Vitrocrisa, S. de R.L. de C.V.
(99.9%)(14)
(Mexico)

Vitrocrisa Comercial, S. de R.L. de C.V.
(99.9%)(14)
(Mexico)

Crisa Industrial, LLC
(51%) (11)
(Delaware)

Crisa Texas Limited dba Crisa Ltd.
(100%)
(Texas)

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
(8) Joint venture between Vitro Plan, S.A. de C.V. and Solutia, Inc.
(9) Joint venture between Centro de Tecnología Vidriera Ltd., a wholly owned subsidiary of Vitro Envases Norteamérica, S.A. de C.V., Cervecería Centroamericana,
        S.A. and Cervecería de Costa Rica, S.A.
(10) Joint venture between Vitro, S.A. de C.V. and Libbey Europe, B.V., a wholly owned subsidiary of Libbey, Inc.
(11) Joint venture between Vitro, S.A. de C.V. and LGA4 Corp., a wholly owned subsidiary of Libbey, Inc.
(12) Percentage owned by Vitro Plan, S.A. de C.V., the holding company for our Flat Glass business unit.
(13) Percentage owned by Vitro Envases Norteamérica, S.A. de C.V., the holding company of our Glass Containers business unit.
(14) Percentage owned by Vitrocrisa Holding, S. de R. L. de C.V., the holding company of our Glassware business unit.

BUSINESS

Business Overview

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anónima de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. Our predecessor was incorporated in Mexico in 1909 as Vidriera Monterrey, S.A. de C.V., which we refer to as “Vimosa,” and, based on our consolidated net sales of Ps.26,181 million ($2,348 million) in 2004, we believe that we are the largest manufacturer of flat glass, glass containers and glassware in Mexico. Our principal executive offices are located at Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service of process, exclusively for actions brought by the Securities and Exchange Commission, which we refer to as the “SEC,” pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Our consolidated net sales for the year ended December 31, 2004 totaled Ps.26,181 million ($2,348 million). As of December 31, 2004, our total assets were Ps.31,231 million ($2,801 million). We have manufacturing facilities in eight countries, distribution centers throughout the Americas and Europe and export our products to over 70 countries. In 2004, 44% and 45% of our consolidated net sales were sales made in Mexico and the United States, respectively.

We have successfully established numerous joint ventures and technology-sharing relationships with leading United States and European companies including Pilkington plc, which we refer to as “Pilkington,” and Libbey, Inc., which we refer to as “Libbey.” Sales attributable to our joint ventures represented approximately 61% of our consolidated net sales in 2004.

Our operations are currently organized into three operating business units: the Flat Glass business unit (representing approximately 49% of our consolidated net sales in 2004), the Glass Containers business unit (representing approximately 41% of our consolidated net sales in 2004) and the Glassware business unit (representing approximately 10% of consolidated net sales in 2004).

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries. Based on the Flat Glass business unit’s net sales of Ps.12,699 million ($1,139 million) in 2004, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, and one of the largest distributors of flat glass products in the United States. Our Flat Glass business unit includes (i) Vitro Vidrio y Cristal, S.A. de C.V., which we refer to as “Vidrio y Cristal,” our subsidiary that manufactures and distributes a majority of our flat glass products for the Mexican construction industry, (ii) Vitro Automotriz, S.A. de C.V., which we refer to as “VAU,” our subsidiary that manufactures a majority of our flat glass products for the Mexican automotive industry and Distribuidora Nacional de Vidrio, S.A. de C.V., which we refer to as “Dinavisa,” our subsidiary that distributes flat glass products for the Mexican automotive industry, (iii) Vitro Flex, S.A. de C.V., which we refer to as “Vitro Flex,” our joint venture with Fairlane Holdings, Inc., a subsidiary of Visteon Automotive Systems Inc., which we refer to collectively as “Visteon,” that is engaged in the manufacturing and distribution of flat glass products for the automotive market, which we substantially sell to Ford Motor Co., (iv) Vitro AFG, S.A. de C.V., which we refer to as “Vitro AFG,” our joint venture with AFG Industries Inc. a subsidiary of Asahi, Inc., which we refer to as “AFG Industries,” that is engaged in the manufacturing of flat glass products, which are sold on a 50-50 basis to AFG Industries and us, (v) Cristales Automotrices, S.A. de C.V., which we refer to as “Cristales Automotrices,” our joint venture with a group of individual investors that conducts our automotive replacement glass installation business in Mexico City and its surrounding states, (vi) Vitro America, our subsidiary that conducts a substantial majority of our flat glass operations in the United States, (vii) Cristalglass, our joint venture with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industry, (viii) Vitro Chaves, S.A., which we refer to as “Vitro Chaves,” a joint venture of Cristalglass with a group of individual investors that is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry, (ix) Vitro Colombia, S.A., which we refer to as “Vitro Colombia,” our subsidiary that conducts our Colombian flat glass operations and (x) Química M, S.A. de C.V., which we refer to as “Quimica M,” our joint venture with Solutia Inc., which we refer to as “Solutia,” that is engaged in the manufacturing and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields. Visteon holds a 38% interest in Vitro Flex, Solutia holds a 49% interest in Quimica M and AFG Industries holds a 50% interest in Vitro AFG. Groups of individual investors own a 49% interest in Cristales Automotrices, a 40% interest in Cristalglass and a 40% interest in Vitro Chaves.

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps.10,702 million ($960 million) in 2004, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America. The Glass Containers business unit includes (i) Compañía Vidriera, S.A. de C.V., which we refer to as “COVISA,” our subsidiary that conducts a substantial majority of our glass containers operations in Mexico, (ii) Empresas Comegua, S.A., which we refer to as “Comegua,” our joint venture with Cervecería Centroamericana, S.A., which we refer to as “Cerveceria Centroamericana,” and Cervecería de Costa Rica, S.A., which we refer to as “Cerveceria de Costa Rica,” which, based on Comegua’s net sales of Ps.1,131 million ($101 million) in 2004, we believe is the largest glass containers producer in Central America (together, Cerveceria Centroamericana and Cerveceria de Costa Rica hold a 50.3% interest in Comegua), (iii) Vitro Packaging, our glass containers distribution subsidiary in the United States, (iv) Vidrio Lux, S.A., which we refer to as “Vilux,” our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighbouring countries, (v) Industria del Álcali, S.A. de C.V., which we refer to as “Alcali,” our subsidiary engaged in the manufacturing of soda ash, sodium bicarbonate, calcium chloride and salt, (vi) Comercializadora Álcali, S.A. de C.V., which we refer to as “Comercializadora,” our subsidiary engaged in the distribution of the products manufactured by Alcali and (vii) Fabricación de Máquinas, S.A. de C.V., which we refer to as “FAMA,” our subsidiary engaged in the manufacturing of capital goods such as glass forming machines and molds .

Our Glassware business unit, a joint venture with Libbey, Inc., focuses on the manufacturing and distribution of glassware, flatware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, in each case, of the glassware industry. Based on its net sales of Ps.2,726 million ($245 million) in 2004, we believe that the Glassware business unit is the largest producer of glassware in Mexico. The Glassware business unit also includes Fabricación de Cubiertos, S.A. de C.V., which we refer to as “FACUSA,” our subsidiary that engages in the manufacturing and distribution of metal flatware for food services.

Divestitures

On April 1, 2005, we sold 100% of our interests in Plásticos Bosco, S.A. de C.V. and Inmobiliaria de La Suerte, S.A. de C.V., which we refer to collectively as “Bosco,” our subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermofold ware and industrial products, to Convermex, S.A. de C.V., which we refer to as “Convermex,” for $10 million in cash. In 2004, Bosco had consolidated net sales of approximately Ps. 422 million and a consolidated operating loss of approximately Ps.10 million. The consolidated net sales and operating loss of Bosco were approximately Ps.101 million and Ps.6 million, respectively, during the period beginning on January 1, 2005 and ending on April 1, 2005. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to April 1, 2005 include the results of operations and financial position of Bosco.

On September 27, 2004, we sold our 50% interest in Vitro American National Can, S.A. de C.V. and Vancan, S.A. de C.V., which we refer to collectively as “Vancan,” our joint venture with Rexam, Inc., which we refer to as “Rexam”, engaged in the manufacturing and distribution of aluminum containers, to Rexam for $22.6 million in cash after certain price adjustments. In 2003, our 50% interest in Vancan had consolidated net sales of approximately Ps.424 million and a consolidated operating income of approximately Ps.48 million, respectively. The consolidated net sales and operating income of our 50% interest in Vancan were approximately Ps. 312 million and Ps. 32 million, respectively, during the period beginning on January 1, 2004 and ending on September 30, 2004. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to September 30, 2004 include the results of operations and financial position of Vancan.

On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V., which we refer to as “Vitro OCF,” our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash, approximately $5.4 million of which was placed in escrow to secure certain potential indemnification obligations of ours relating to the sale. Pursuant to the terms of the sale, we repaid Vitro OCF’s and its subsidiaries’ bank debt (which was reflected on our consolidated balance sheet) of approximately $22 million immediately prior to the sale. We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness. Accordingly, after the sale, our consolidated indebtedness was reduced by approximately $66 million. The consolidated net sales and operating income of Vitro OCF were approximately Ps.201 million and Ps.47 million, respectively, during the period beginning on January 1, 2004 and ending on April 2, 2004. In 2003, Vitro OCF had consolidated net sales and operating income of approximately Ps.733 million and Ps.181 million, respectively. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to April 2, 2004 include the results of operations and financial position of Vitro OCF.

On September 10, 2003, we sold 100% of the outstanding shares of Envases Cuautitlán, S.A. de C.V., which we refer to as “ECSA,” one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million, $15 million of which we received at closing and $2 million of deferred purchase price were paid on May 20, 2005. The remaining $1 million is still in escrow. We have requested the release from escrow, but the purchaser has opposed the release, claiming its right to certain price adjustments. We are currently evaluating our options. The net sales and operating income of ECSA were approximately Ps. 147 million and Ps.9 million, respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to September 10, 2003 include the results of operations and financial position of ECSA.

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as “Vitromatic” or the “Acros-Whirlpool business unit,” our joint venture with Whirlpool Corporation, which we refer to as “Whirlpool,” engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic’s results of operations are reflected in the line item entitled “Net income (loss) from discontinued operations” in our consolidated statement of operations. Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled “Total assets of discontinued operations” and the liabilities of Vitromatic in the line items entitled “Total liabilities of discontinued operations”. Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

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

Our Operating Business Units

Our operations are currently organized into three operating business units: the Flat Glass business unit (representing approximately 49% of our consolidated net sales in 2004), the Glass Containers business unit (representing approximately 41% of our consolidated net sales in 2004) and the Glassware business unit (representing approximately 10% of our consolidated net sales in 2004).

The organization of our operations into business units allows us to focus on the needs of distinct end-markets, diversifies our revenue base and enables us to take advantage of our expertise in the efficient production of glass products. In addition, our operations at the corporate level continue to provide us with certain administrative, technical and corporate services, including management information systems, human resources, finance, treasury, accounting and consolidation, procurement, labor and employee benefits, quality control, environmental compliance, industrial safety, communications and legal services.

Flat Glass

Based on the Flat Glass business unit’s net sales of Ps.12,699 million ($1,139 million) in 2004, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America and one of the largest distributors of flat glass products in the United States. Based on the number of molding furnaces the business unit currently operates in Mexico, we believe it is also a major manufacturer of safety glass products for the automotive OEM and replacement markets in Mexico. In 2004, this business unit accounted for 49% of our consolidated net sales. During the same period, approximately 26% of the net sales of the Flat Glass business unit came from exports and approximately 49% came from sales by our foreign subsidiaries that are part of the business unit.

The Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries and has a production capacity of over 620,000 tons of float glass per year, of which 75,000 tons are contributed by our share of Vitro AFG, our joint venture with AFG Industries. In 2004, approximately 62% of the business unit’s Ps.12,699 million ($1,139 million) consolidated net sales were to the construction industry and approximately 38% of such consolidated net sales were to the automotive industry.

Since 1965, Pilkington, a leading manufacturer of flat glass in the world, has been our partner, holding a 35% interest in Vitro Plan, the holding company for our Flat Glass business unit. Pilkington has also been an important provider of technology to our Flat Glass business unit. Our Flat Glass business unit’s customer base includes General Motors, Ford, DaimlerChrysler, Volkswagen and Nissan in the automotive industry, and several large domestic and foreign companies in the construction industry.

In Mexico, our Flat Glass business unit manufactures, processes, distributes and installs flat glass for the construction and automotive markets. The business unit’s Mexican operations include nine manufacturing facilities, including four float glass tanks, and approximately nine distribution and 150 installation centers, of which approximately 62 are owned by us and approximately 88 are franchises owned by third parties.

Vitro Flex, our joint venture with Visteon, manufactures and distributes flat glass products principally for the automotive OEM market. Substantially all of Vitro Flex’s production is distributed to Ford through Visteon.

On June 19, 2002, Vitro Plan entered into an agreement with AFG Industries, a subsidiary of Asahi to convert our glass container facility in Mexicali, Mexico into a flat glass facility. The converted facility began operations in November of 2003 as Vitro AFG and its production principally supplies flat glass to the western United States and Mexico. The converted facility has a flat glass production capacity of approximately 150,000 metric tons per year. One half of the flat glass produced by this facility is sold to each of AFG Industries and us under take-or-pay agreements.

We also have a significant presence in the United States’ flat glass market through our subsidiary Vitro America. Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 24 states through eight manufacturing facilities, 36 distribution centers and 113 installation centers.

On May 4, 2001, we expanded our flat glass operations into Europe through the acquisition of 60% of the outstanding shares of common stock of Cristalglass, a processor and distributor of value-added flat glass mainly for the Spanish, French and Portuguese construction industry. Cristalglass has six processing facilities located in Spain. On December 27, 2002, we continued our expansion of our flat glass operations in Europe through the acquisition of 60% of the outstanding shares of common stock of Vitro Chaves (formerly Vidraria Chaves), a Portuguese processor and distributor of glass and glazing products for the Portuguese construction industry.

The Flat Glass business unit has joint ventures with Visteon through Vitro Flex, with AFG Industries through Vitro AFG and with Solutia through Quimica M. We have also partnered with groups of individual investors with respect to Cristales Automotrices, Cristalglass and Vitro Chaves.

Glass Containers

Based on the Glass Containers business unit’s net sales of Ps. 10,702 million ($960 million) in 2004, we believe it is the largest glass containers producer in Mexico and Central America. In 2004, this business unit accounted for 41% of our consolidated net sales. During the same period, approximately 28% of the net sales of the Glass Containers business unit came from exports and approximately 11% came from sales by our foreign subsidiaries that are part of the business unit.

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of approximately 5,200 tons of glass per day. In addition, our Glass Containers business unit manufactures and distributes (i) soda ash, sodium bicarbonate, calcium chloride and salt and (ii) capital goods such as glass forming machines and molds. Its customers include leading companies such as Coca-Cola, Pepsi, Grupo Modelo, Nestlé, Procter & Gamble, Gerber, Avon, Coty Revlon and Grupo Domecq.

The Glass Containers business unit operates eight manufacturing facilities in Mexico, two in Central America and one in Bolivia. The business unit, which exports containers for the soft drinks, liquor and wine, pharmaceutical and cosmetic industries to the United States through our subsidiary Vitro Packaging, has six sales offices, two design centers and one distribution center in the United States. It also includes Comegua, our joint venture with Cerveceria Centroamericana and Cerveceria de Costa Rica. Based on Comegua’s net sales of Ps.1,131 million ($101 million) in 2004, we believe it is the largest glass containers producer in Central America.

Glassware

Based on the Glassware business unit’s net sales of Ps.2,726 million ($245 million) in 2004, we believe the business unit is the largest producer of glassware in Mexico. In 2004, this business unit accounted for 10% of our consolidated net sales. During the same period, approximately 33% of the net sales of the Glassware business unit came from exports.

The Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, respectively, of the glassware industry. This business unit has a production capacity of 1.7 million units per day. Since 1997, Libbey, a leading producer of tableware in North America, has been our partner, holding a 49% interest in Vitrocrisa Holding, S. de R.L. de C.V., the holding company for our Glassware business unit. The business unit’s customer base includes leading global manufacturers such as Sunbeam and Hamilton Beach/Proctor-Silex and retailers such as Wal-Mart, HEB and other leading Mexican supermarket chains such as Gigante and Soriana.

The business unit has two manufacturing facilities in Mexico, ten distribution centers and 14 outlet stores located throughout Mexico and one assembly facility that is also located in Mexico. The Glassware business unit exports its products through Crisa Industrial, a joint venture with Libbey, to OEMs, mostly in locations in the United States and China, and distributes its products to other markets in the United States and Canada through our joint venture partner, Libbey.

The Glassware business unit is also responsible for the operation of our metal flatware manufacturing and distribution business, which is conducted through our wholly owned subsidiary, FACUSA.

Our Products

The following table sets forth our principal products, customers and end-users, sales regions and joint venture partners by business line.

Business Unit	Products	Customers and End-Users	Sales Regions	Joint Venture Partners
Flat Glass:
Construction Glass	Float glass, rolled glass, architectural tempered safety glass, insulated glass units	Construction industry, furniture manufacturers, distributors and installers	Mexico, the United States, Canada, Europe, Asia and Central and South America	Pilkington, AFG Industries
Automotive Glass	Windshields, side laminated glass, rear and side tempered glass and polyvinyl butyral	Automotive OEMs, automotive replacement glass market, distributors and installers	Mexico, the United States, Canada and Central and South America	Pilkington, Visteon and Solutia
Glass Containers:
Glass Containers	Soda lime glass containers	Soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries	Mexico, the United States, the Caribbean, Central and South America and Europe	Cerveceria Centroamericana and Cerveceria de Costa Rica
Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers	Mexico, the United States and South America
Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, Glassware business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America

Glassware:
Glassware	Glassware, flatware, stemware, bakeware, home decor products, coffee carafes, blender jars, lids, meter covers, candle holders and lighting products	Commercial distributors, supermarkets, discount stores, consumer and industrial markets, institutional food service customers, hotels and restaurants and retail customers	Mexico, the United States, Canada, the Middle East, Europe, Central and South America and China	Libbey

Metal Flatware	Metal flatware	Commercial distributors	Mexico

See “Item 5. Operating and Financial Review and Prospects—Results of Operations,”“Item 18. Financial Information—Export Sales” and notes 12 and 19 of our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2004.

Our Operations

Flat Glass Business Unit

The Flat Glass business unit’s holding company is Vitro Plan. Vitro Plan began operations in Mexico in 1936, and since 1965, has been jointly owned by Vitro (65%) and Pilkington (35%). The Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and automotive industries and has a production capacity of over 620,000 tons of float glass per year, of which 75,000 tons are contributed by the business unit’s share at the furnace operated by Vitro AFG, its joint venture with AFG Industries. In 2004, approximately 62% of the business unit’s consolidated net sales were to the construction industry and approximately 38% to the automotive industry. See “Item 3. Key Information—Risk Factors—Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years.”

Flat Glass is the largest business unit of Vitro, having accounted for 49% of our consolidated net sales in 2004. In 2004, the Flat Glass business unit’s net sales were Ps. 12,699 million ($1,139 million) and its export sales were $294 million. During 2004, approximately 26% of the business unit’s net sales were derived from export sales and 49% were derived from its foreign subsidiaries.

Since 1965, Pilkington, has been our partner, holding a 35% interest in Vitro Plan. Pilkington has also been an important provider of technology to the business unit. See “—Research and Development”. The business unit’s customer base includes several large distributors and installers in the construction industry in Mexico and abroad, several automotive manufacturers such as General Motors, Ford, DaimlerChrysler, Volkswagen and Nissan, several large furniture manufacturers, and distributors and installers in the automotive replacement industry.

As of December 31, 2004, the Flat Glass business unit’s total assets were Ps.12,173 million ($1,092 million). The business unit owns over 250 operating centers, including four flat glass furnaces in Mexico, eight processing facilities in the United States, six processing facilities in Spain and one in Portugal. In 2004, its float glass furnaces produced approximately 626,000 tons of flat glass, which we believe represented approximately 56% of the float glass produced in Mexico and 8% of the total installed capacity in the NAFTA region.

In Mexico, the Flat Glass business unit manufactures, processes, distributes and installs flat glass for the construction and automotive markets. Its Mexican operations include, as of December 31, 2004, four float glass furnaces, four processing facilities, 9 distribution centers and 150 installation centers of which 62 are owned by the business unit and 88 are franchises owned by third parties. Vitro Flex, the business unit’s joint venture with Visteon, manufactures and distributes flat glass products principally for the automotive OEM market. Substantially all of Vitro Flex’s production is distributed to Ford through Visteon.

The Flat Glass business unit’s strategy is to:

•	focus on higher-margin products in the markets it currently serves;

•	maintain its leading position in the Mexican flat glass market including the Mexican automotive replacement market;

•	maintain its relationship with automotive OEMs in Mexico and the United States;

•	consolidate its presence as a processor and distributor in the United States;

•	increase its presence in Spain, Portugal and other markets in Europe;

•	leverage the “Vitro” brand name;

•	strengthen its financial position; and

•	reduce costs and enhance operating efficiencies;

On June 19, 2002, Vitro Plan entered into an agreement with AFG Industries to convert a glass container facility in Mexicali, Mexico into a flat glass facility. The converted facility began operations in November of 2003 and has a flat glass production capacity of approximately 150,000 metric tons per year. One half of the flat glass produced by this facility is sold to each of AFG Industries and Vitro Plan under take-or-pay agreements.

The Flat Glass business unit also has a significant presence in the United States’ flat glass market through its subsidiary Vitro America. Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 24  States in the U.S. through eight processing facilities, 36 distribution centers and 113 installation centers. A portion of the glass processed by Vitro America is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2004, approximately 70% of Vitro America’s glass purchases in terms of volume were supplied from the business unit’s Mexican subsidiaries.

On May 4, 2001, our Flat Glass business unit expanded its operations into Europe through the acquisition of 60% of the outstanding shares of common stock of Vitro Cristalglass, a processor and distributor of value-added flat glass for mainly the Spanish, French and Portuguese construction industry. On December 27, 2002, it continued its expansion of flat glass operations in Europe through the acquisition, by Vitro Cristalglass, of 60% of the outstanding shares of common stock of Vitro Chaves (formerly Vidraria Chaves), a Portuguese processor and distributor of glass and glazing products for the Portuguese construction industry. Our Flat Glass business unit has seven processing facilities and two distribution facilities in Spain and Portugal.

Our Flat Glass business unit has joint ventures with Visteon through Vitro Flex, with AFG Industries through Vitro AFG and with Solutia through Química M. It has also partnered with groups of individual investors in Cristales Automotrices, Vitro Cristalglass and Vitro Chaves.

Recently, our Flat Glass business unit’s strategy has emphasized production-retail integration. The business unit rolled out two novel commercial networks—Vitrocar and Vitromart—dedicated to Mexico’s automotive and construction sectors. The Vitromart network consists of 150 of the business unit’s largest distributors of flat glass for the construction industry as part of a network with standardized branding, marketing efforts, store design, similar product lines and systems. Through this project, the business unit will be able to strengthen relationships with its customers, reach its end customer and leverage its brand name. Vitrocar is the biggest automotive glass installation chain in Mexico. Vitrocar operates 150 installation centers throughout Mexico, of which 62 are owned by us and 88 are franchised. Vitrocar is also the only automotive glass installation chain in Mexico that services customers directly from manufacturing facilities. Vitrocar has agreements with every insurance company operating in Mexico in order to provide a complete service to such companies’ clients.

On April, 2005, our Flat Glass business unit underwent important changes in management aimed at rationalizing its management structure. José Domene, who is our COO, assumed the position of President of Vitro Plan on an interim basis, replacing Fernando Flores, who retired. Mr. Domene will combine this position with his COO position in Vitro.

Exports and Foreign Subsidiaries’ Sales

Export sales from the Flat Glass business unit’s operations in Mexico were approximately $294 million in 2004. A majority of these export sales were sales by the business unit’s Mexican subsidiaries to automotive OEMs in the United States. Sales of the business unit’s foreign subsidiaries were $535 million in 2004, of which Vitro America contributed $464 million. The sum of the Flat Glass business unit’s export sales to the United States and the sales by its foreign subsidiaries in the United States accounted for approximately 62% of the Flat Glass business unit’s net sales during 2004.

Mexican Operations

We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit’s net sales in Mexico in 2004. In 2004, the Mexican subsidiaries of the Flat Glass business unit which serve the Mexican construction and automotive industries, had consolidated net sales of approximately Ps. 3,124 million ($280 million), of which approximately 48% were to the construction industry and 52% were to the automotive industry. The principal products that the Flat Glass business unit produces and distributes for the construction industry in Mexico are float glass, rolled glass and tempered architectural safety glass, principally for commercial and residential uses. The Flat Glass business unit also produces mirrors, insulating glass, tempered glass, tabletops and coated glass. For the Mexican automotive industry, the business unit produces safety glass products such as windshields. The business unit is expanding its production to higher value-added products, such as insulated glass windows, mirrors and tempered and laminated products.

The Flat Glass business unit’s flat glass products are produced using the float method, which involves pouring molten glass over a molten tin bath. The business unit operates two float glass tanks near Monterrey, Mexico, one float glass tank in Mexico City, Mexico and one float glass tank in Mexicali, Mexico. Our total production capacity is over 620,000 tons of float glass per year, of which 75,000 tons are contributed by our share of Vitro AFG, our joint venture with AFG Industries. In addition, the Flat Glass business unit operates four processing facilities in Mexico for the automotive OEM market and the automotive glass replacement market, including Vitro Flex’s facility located near Monterrey, Mexico. During the first quarter, these facilities were operating at approximately 93% of their capacity. All but one of the Flat Glass business unit’s facilities have obtained ISO 9001 Certification.

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

Visteon is the largest customer of the business unit’s automotive safety glass products, which purchases these products for use in Ford’s assembly plants in Mexico and the United States. In October 2003, Ford announced an expansion of its assembly plant in Hermosillo, Mexico, which was originally built in 1986. The approximate investment is projected to be $1.8 billion and the total plant manufacturing capacity will increase to 800,000 units. Ford is one of the business unit’s largest clients for Automotive OEM glass, especially through Vitro Flex, its joint venture with Visteon, and the Flat Glass business unit expects to benefit from this expansion after winning contracts for new platforms that will be assembled at Hermosillo. In addition, the Flat Glass business unit sells automotive safety glass products to other automobile manufactures in Mexico (including sales relating to the orders made under Pilkington’s global supply agreements with such automobile manufacturers), the United States and other markets.

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

Polyvinyl Butyral

Through Quimica M, our joint venture with Solutia, Inc., the Flat Glass business unit also produces, in Mexico, polyvinyl butyral—an inner layer of plastic film used in the manufacture of clear and shaded windshields. In 2004, Quimica M had net sales of approximately Ps. 549 million ($49 million) and operated one manufacturing facility in Mexico. Approximately 58% of Quimica M’s net sales are to us.

United States Operations

The United States operations of the Flat Glass business unit are conducted through Vitro America, which, based on its consolidated net sales in 2004, one of the largest distributors of flat glass products in the United States. In 2004, Vitro America had consolidated net sales of approximately $464 million, of which approximately 79% were to the construction industry and approximately 21% were to the automotive replacement market.

Vitro America purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated mirrors and other products. Approximately 70% of the purchases of flat glass, in terms of volume, of Vitro America in 2004 related to products manufactured by our Mexican subsidiaries and 30% related to products purchased from third parties. These products are sold directly to distributors as well as to end-buyers through Vitro America’s own distribution centers and retail shops. Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit’s manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries. Vitro America also distributes to the United States automotive replacement market a full line of automotive glass products, including windshields and side and back windows for American and foreign cars and trucks.

Vitro America operates eight processing centers, 36 distribution centers and 113 installation centers in the United States. Vitro America sells its construction products to builders and glass installers, which employ its products in industrial and commercial projects such as skyscrapers and other buildings, through its own distribution network and retail stores. Vitro America sells its automotive products to the replacement market through its own distribution network and retail stores.

Vitro America has undertaken a three-year transformation process designed to streamline the organization and instill a more customer and results-oriented culture in its workforce.  Teams of internal and external consultants and vendors are evaluating and reorganizing its installation, processing and corporate processes.  These teams have identified and initiated a number of projects with an aim to place Vitro America as a leader among the distributors, processors and installers of flat glass in the United States.

European Operations

The Flat Glass business unit competes in the European flat glass construction market through Cristalglass and Vitro Chaves. Cristalglass processes and distributes flat glass mainly for the Spanish, French and Portuguese construction industry through six processing facilities (including four double glazing facilities) and one distribution center located in Spain. Vitro Chaves manufactures and distributes flat glass products in Portugal through one facility. In 2004, Cristalglass and Vitro Chaves had consolidated net sales of approximately Ps. 1,353 million ($121 million) and Ps. 111 million ($10 million), respectively. Most of the sales of Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders and distributors by Cristalglass’ own sales force. Vitro Chaves’ main products are insulated and laminated glass for the construction industry, which are distributed through its own and Cristalglass’ distribution network.

Central and South American Operations

Through its Colombian subsidiary, Vitro Colombia, and, to a lesser extent, through its subsidiaries in Ecuador, Pananá and Venezuela, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Vitro Colombia has one processing facility which is located in Colombia. In 2004, Vitro Colombia and its subsidiaries had consolidated net sales of approximately Ps. 248 million ($22 million). Vitro Colombia is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. Vitro Colombia markets its products through a network of independent distributors to small- and medium-sized builders.

Competition

In Mexico, the Flat Glass business unit faces competition in the construction industry mainly from Compagnie de Saint Gobain, which we refer to as “Saint Gobain,” Guardian Industries Corporation, which we refer to as “Guardian”, and from imports of glass products. With respect to automotive safety glass, the business unit’s principal competition includes Saint Gobain, Guardian, PPG Industries, Asahi, Pilkington, Visteon and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Guardian, which since 1999 competed with the business unit as an importer of flat glass products, has recently completed the construction of a flat glass furnace in Queretaro, which is estimated to be able to produce 180,000 tons of flat glass per year. In addition to its float glass capacity, Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico. In Mexico, the Flat Glass business unit competes primarily on price, service and quality. See “Item 3. Key Information—Risk Factors—We face lower operating margins and decreased profitability due principally to increasing costs and competition.”

The Flat Glass business unit faces competition in the United States from a variety of flat glass manufacturers in the United States, as well as from a large number of medium- and small-sized producers and distributors of flat glass products. The Flat Glass business unit competes for customers in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) price and quality.

In Europe, the Flat Glass business unit faces competition in the niche markets that it serves from several small- and medium-sized distributors, as well as Saint Gobain. In Central and South America, its main competitors are Guardian, Pilkington and Saint Gobain.

Glass Containers Business Unit

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the food, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 10,702 million ($960 million) in 2004, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America. The Glass Containers business unit includes (i) COVISA, our subsidiary that conducts a substantial majority of our glass containers operations in Mexico, (ii) Comegua, our joint venture with Cervecería Centroamericana and Cervecería de Costa Rica, which, based on Comegua’s net sales of Ps. 1,131 million ($101 million) in 2004, we believe is the largest glass containers producer in Central America (together, Cerveceria Centroamericana and Cerveceria de Costa Rica hold a 50.3% interest in Comegua), (iii) Vitro Packaging, our glass containers distribution subsidiary in the United States,

(iv) Vilux, our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries, (v) Alcali, our subsidiary engaged in the manufacturing of soda ash, sodium bicarbonate, calcium chloride and salt, (vi) Comercializadora, our subsidiary engaged in the distribution of the products manufactured by Alcali and (vii) FAMA, our subsidiary engaged in the manufacturing and distribution of capital goods such as glass forming machines and molds.

As of December 31, 2004, our Glass Containers business unit’s total assets were Ps. 12,722 million ($1,141 million). The business unit owns eight manufacturing facilities in Mexico, two in Central America and one in Bolivia. In 2004, our Glass Container business unit’s manufacturing facilities in Mexico produced approximately 3,700 tons of glass per day, which we believe represented approximately 88% of the non-captive glass container market in Mexico and approximately 3% of the glass container market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. In Mexico, the business unit has two design centers, one of which specializes in the cosmetics and pharmaceuticals market. In addition, its subsidiary VGD Soluciones Integrales de Diseño, SA de C.V. which we refer to as “VGD” designs advertising materials, racks, shelves and web pages to assist customers in their marketing programs.

The Glass Containers business unit’s business strategy is to maintain its leadership position in the glass containers sector of the rigid packaging industry in Mexico and Central America and to increase sales in the United States. Among the business unit’s key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives, its versatile production processes and the vertical integration with raw materials, machinery and molds. The business unit’s high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allows it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. The versatility and flexibility of the business unit’s production processes are reflected in the business unit’s ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labelling processes, including “plastishield,” adhered ceramic labels and heat transfer labels. In addition, we believe that the location of the business unit’s facilities is a competitive strength that has helped us implement our business strategy. The business unit’s capacity to produce short runs with a wide variety of colors, shapes and decorations, its innovative designs and its “One Stop Shop” concept, which provides its customers with a complete packaging solution, including glass containers, closures, carriers, labels and boxes, also enables it to compete effectively in value-added markets.

The business unit has reduced the product development cycle for glass containers from 12 to eight weeks, which response time is shorter than the response time of some of the other world-class producers of glass containers. Similarly, the business unit’s technological expertise permits the introduction of new products with innovative customized images in order to meet the design requirements of its customers. In 2002, approximately 8% of the Glass Containers business unit’s Mexican subsidiaries’ sales were derived from products introduced in 2002. By 2004, approximately 26% of its Mexican subsidiaries’ sales were derived from products introduced in 2004. By providing quality glass containers to its customers, the Glass Containers business unit has developed long-lasting relationships with leading customers such as Grupo Modelo, Coca-Cola, Gerber, Bacardi, Nestlé, Avon, Grupo Domecq, Procter & Gamble, Pepsi, Coty, Revlon and Estée Lauder.

Traditionally, the Glass Containers business unit has had access to technology that we believe is state-of-the-art in the glass containers industry. For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to use the technology provided to us by Owens-Illinois under these technical assistance agreements for which we pay royalties. Our glass containers labelling capability includes state-of-the-art technology in organic paints. This process, which is called Ultraviolet Cure, was developed to further our continuous efforts to grow in high-margin niche markets by providing value-added products. We are currently the only glass containers manufacturer in the Americas with this type of high-speed decoration process capable of applying up to six colors at high speeds. We are currently waiting for patent approval on our formula for this type of paint, which is more environmentally friendly than similar products in the market. We are currently supplying this type of decoration to customers such as Coca-Cola.

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

In Mexico, the business unit has 22 furnaces in six glass container manufacturing facilities, each located near a major customer. We estimate that in 2004 the business unit’s manufacturing facilities produced approximately 51% of the glass tonnage melting capacity in Mexico, and that we sold 88% of the glass container units on the Mexican non-captive market in 2004.

In the United States, the business unit’s distributor, Vitro Packaging, has two design centers, six sales offices and one distribution center, all strategically located to serve its target markets. In 2004, we believe the business unit’s imports into the United States represented approximately 25% of all sales of imported glass containers into the United States, which would make it the largest glass container importer into the United States in terms of sales.

In Central America, Comegua owns two manufacturing facilities, one located in Guatemala and one in Costa Rica, each with approximately 750 tons per day of melting capacity. Comegua also has a design center located in Guatemala. In Bolivia, the business unit owns and operate a facility with a glass melting capacity of approximately 80 tons per day.

Our Glass Containers business unit manufactures glass containers for both high-volume markets and value-added markets. We refer to markets that demand high volumes of standard products at competitive prices as high-volume markets, and we refer to markets that require shorter production runs of highly designed products and involve premium pricing as value-added markets. Recently, the business unit’s business strategy has emphasized the introduction of products into value-added markets, in addition to retaining our market share in the Mexican high volume markets. The specialty nature of the products sold in value-added markets allows the business unit to charge higher per unit prices for these products. Sales to high-volume markets continue to make up the bulk of the business unit’s sales volume and allows it to improve its fixed cost absorption.

Exports and U.S. Operations

Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $266 million in 2004. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, Vitro Packaging, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and to wine and liquor bottlers in the western United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. Approximately 40% of the Glass Containers business unit’s net sales are made outside of Mexico.

Mexican Operations

We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit’s net sales in 2004. In 2004, the Glass Containers business unit’s sales of glass containers to the Mexican market were Ps. 6,486 million ($582 million). The Glass Containers business unit produces soda lime glass containers at six manufacturing facilities located throughout Mexico and has a production capacity of approximately 4,400 tons of glass per day in Mexico. The business unit’s facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and lower transportation costs. All of the Glass Containers business unit’s facilities in Mexico have obtained ISO 9001 certification. During the first quarter of 2005, these facilities were operating at approximately 86% of their capacity. We also own two cullet-processing plants, one of which is leased to a third party which, in turn, supplies us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.

The Glass Containers business unit’s customers include leading companies such as Coca-Cola, Pepsi, Grupo Modelo, Nestlé, Procter & Gamble, Gerber, Avon, Coty, Grupo Domecq, Revlon and Estée Lauder. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit’s customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our “One Stop Shop” concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.

Central and South American Operations

Comegua, a joint venture in which we hold a 49.7% interest, is a Panamanian holding company that operates manufacturing facilities in Guatemala and Costa Rica and supplies glass containers to the soft drink, food, beer and wine markets throughout Central America and the Caribbean. Comegua’s consolidated net sales in 2004 were approximately Ps. 1,131 million ($101 million).

We also own 100% of the common stock of Vilux, a company that owns and operates what we believe is the largest glass containers manufacturing facility in Bolivia based on its 2004 production capacity. Vilux’s net sales in 2004 were approximately Ps. 79 million ($7 million). Vilux distributes glass containers for the soft drink, food, beer, wine and liquor and pharmaceutical industries throughout Bolivia, southern Peru and northern Argentina.

Raw Materials, Machinery and Molds

Our raw materials operations are carried out by our subsidiary Alcali. Alcali’s net sales in 2004 were approximately Ps. 1,061 million ($95 million). Alcali’s principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of Alcali’s soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Alcali competes in the soda ash sector with the American Natural Soda Ash Corporation, which we refer to as “Ansac,” a United States exporter of natural soda ash. Alcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.

Our machinery and molds operations are conducted through our subsidiary FAMA. FAMA was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of approximately Ps. 399 million ($36 million) for the year ended December 31, 2004. FAMA produces state-of-the-art glass-forming machines for our use. In addition, FAMA produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. FAMA also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, FAMA manufactures annealing lehrs for the float and hollow glass industries. FAMA’s products are mainly sold to us. FAMA generally competes with major international manufacturers of machinery and equipment for the glass industry.

Competition

Although based on the business unit’s net sales in 2004 of Ps. 10,702 million ($960 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers. Glass containers in Mexico also compete with alternative forms of packaging, including metal, plastic, paper and cardboard laminated containers, such as tetra-pack. In the soft drink industry, the Glass Containers business unit has faced increasing competition from returnable and non-returnable polyethylene therephtalate containers, which we refer to as “PET,” as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drink and food containers from glass to PET has continued, albeit at a slower rate in recent years. Although the business unit has introduced several types of returnable and non-returnable glass containers for soft drinks, the demand for returnable PET containers could continue to grow at the expense of demand for glass containers. In response to the trend in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service.

In Mexico, the business unit competes for customers primarily on the basis of service (focusing on on-time deliveries and design), quality (including the ability to conform to a wide variety of specifications) and scale (including the ability to assure customers of the capacity necessary to support their growth).

The Glass Containers business unit faces greater competition in the United States than in Mexico, mainly from Saint Gobain and Owens-Illinois. Saint-Gobain, the world's second largest flat glass and glass container manufacturer, has announced that it may initiate the construction of a plant for the production of glass containers for the cosmetics and perfumes industry. Saint-Gobain has announced it will invest approximately $80 million in such plant.

However, the business unit has utilized its competitive strengths to supply a variety of higher margin, value-added products, including specialty food, beverage, cosmetics, wine and liquor glass containers, and to increase its production expertise and flexibility, thereby allowing it to realize higher operating margins relative to traditional products. The business unit’s ability to offer cost-effective short production runs, quick turn-around of new products, an extensive glass color selection, diverse labeling capabilities and unique container designs are all examples of the application of its competitive strengths. The Glass Containers business unit competes primarily on quality, design and price in the United States. In Central America, the Glass Containers business unit competes with a number of smaller regional manufacturers.

Glassware Business Unit

Our Glassware business unit focuses on the manufacturing and distribution of glassware, flatware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers, candle holders and lighting products for the industrial segment, in each case, of the glassware industry. Based on its net sales of Ps. 2,726 million ($245 million) in 2004, we believe that the Glassware business unit is the largest producer of glassware in Mexico. The Glassware business unit also includes FACUSA, our subsidiary that engages in the manufacturing and distribution of metal flatware for food services. As of December 31, 2004, our Glassware business unit’s total assets were Ps. 2,922 million ($262 million).

The business strategy of the Glassware business unit is to strengthen its glass product business, with an emphasis on developing its high value-added and industrial product lines, through the introduction of new products. For example, in 2002, approximately 16% of the Glassware business unit’s net sales were derived from products introduced that year, while, by 2004, 33% of its net sales were derived from products introduced in 2004. The business unit is focusing on attempting to reduce the time of a new product development, improve service to its customers and increase the number of products developed per year. The business unit utilizes a variety of marketing research tools, including consumer focus groups, point of sale analysis and customer usage and habit studies, to stay informed of changes in customers’ product preferences. It is also constantly evaluating methods to simplify its distribution channels so as to get closer to the end user of its products. We believe that by doing these things we will better satisfy consumer demands, thus increasing our customer’s satisfaction with our products.

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

Exports

Total exports sales of the Glassware business unit amounted to $78 million in 2004, or approximately 33% of its net sales. The Glassware business unit’s operations in the United States and Canada are conducted through Crisa Texas Limited and Crisa Industrial. Crisa Texas’ principal products are glassware, dinnerware and home decor products and it sells glassware products to Libbey, our joint venture partner, for the consumer and food service markets in the United States and Canada. The Glassware business unit exports its products to OEMs mostly located in the United States and China, through Crisa Industrial, a joint venture with Libbey. Crisa Industrial’s principal products are coffee carafes, blender jars, lids and lighting products.

Mexican Operations

We believe that the Glassware business unit is the largest producer of glassware in Mexico based on its net sales to the Mexican market of Ps. 1,819 million ($163 million) in 2004. The Glassware business unit’s principal products include glassware, dinnerware, stemware, bakeware and home decor products for the consumer segment, glassware and flatware for the food service segment and coffee carafes, blender jars, lids, meter covers and lighting products for the industrial segment, in each case, of the glassware industry.

The Glassware business unit manufactures its glass products in its two facilities in Mexico and has a production capacity of over 1.7 million units per day. The business unit also manufactures flatware products in another facility located in Mexico. All of the Glassware business unit’s facilities have obtained ISO 9001 certification. During the first quarter of 2005, these facilities were operating at approximately 69% of their capacity.

The business unit has ten distribution centers and 14 outlet stores located throughout Mexico and one assembly facility. The business unit relies exclusively on its own sales and marketing force in Mexico, which markets the products directly or through wholesale commercial distributors, supermarkets and department, discount and outlet stores and direct consumer marketing efforts.

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

Our Raw Materials

Soda Ash, Sand and Feldspar

The most important raw materials we utilize are soda ash, which we largely purchase from Ansac, silica sand and feldspar. In 1997, we entered into a ten year supply agreement with Unimin Corporation, which we refer to as “Unimin,” whereby we have committed to purchase, and certain of Unimin’s subsidiaries are committed to sell, our requirements of silica sand and feldspar at the then current market prices. Alcali has, to a large extent, the production capacity to supply the soda ash required by our glass making operations in Mexico. To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that produced by Unimin or by Ansac and Alcali, such companies may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.

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

Fuel

The percentage of consumption hedged can vary from 10% to 100% of the estimated consumption. The percentage of consumption hedged and the hedged prices, change constantly according to market conditions based on the Company’s needs and to the use of alternative fuels within its production processes. As of December 31, 2004, the Company had hedges equivalent to 55% of estimated natural gas consumption for 2005.

In order to protect against the volatility of natural gas prices, as of May 31, 2005, we had hedges on the price of natural gas for approximately 7,280,000 MMBTUs or approximately 52% of our consumption needs in Mexico for the remainder of the year ending December 31, 2005. The hedges were entered into with Petróleos Mexicanos, which we refer to as “Pemex,”Cargill and Citibank and entitle us to purchase gas at an average price of $7.32 per MMBTU. As of May 31, 2005, the closing price of natural gas on the New York Mercantile Exchange was $6.78 per MMBTU. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Natural Gas Price Risk.” We have never suffered a material interruption in our natural gas supply from Pemex.

In addition, we have developed a technology that allows us to choose among natural gas, petroleum coke, or any mixture of them, as fuel for our furnaces. This technology has been installed in 22% of the Glass Containers business unit’s furnaces and in one furnace of our Flat Glass business units. We have as with all new technologies experienced small problems with its implantation. We are working on solving this difficulties. We intend to install this technology in other furnaces. Assuming current prices for natural gas and electricity continue, we expect that this technology will reduce our cost of energy.

We believe that natural gas and petroleum coke will continue to be available from various suppliers in the amounts we require.

Our Capital Expenditures

Our capital expenditures program is currently focused on technological upgrades to and maintenance of, our manufacturing facilities. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations as such may be in effect from time to time.

The following table sets forth, for the periods presented, our capital expenditures by business unit. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2004.

	Year ended on December 31,
Business Unit	2002		2003		2004
	(Ps. millions)

Flat Glass	Ps.	330	Ps.	910	Ps.	560
Glass Containers		647		809		672
Glassware		137		116		132
Corporate		22		36		89
Total	Ps.	1,136	Ps.	1,871	Ps.	1,453

During 2005, we expect to make capital expenditures in excess of $100 million as follows:

•	purchase of molds and racks required for introduction of new automotive glass products. We estimate capital expenditures of approximately $19 million;

•
refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass furnaces and one of our glassware furnaces, both located in Monterrey, Mexico.  We estimate capital expenditures of approximately $14 million;

•
the remaining capital expenditures in 2005 will be applied to (i) maintaining or upgrading the installed technology of several ofour other facilities, (ii) purchasing equipment and making other expenditures relating to obtaining Industria Limpia (“Clean Industry”) certificates for each of our Mexican facilities and (iii) purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations; and

•	adjust the production capacity of certain of our facilities.

We expect to finance the capital expenditures discussed above with cash flow generated by our operations.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of our principal capital expenditures during the last three full fiscal years.

Our Property, Plant and Equipment

All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2004, the net book value of all land and buildings, machinery and equipment and construction in progress was Ps. 18,482 million ($1,657 million), of which approximately Ps. 15,963 million ($1,432 million) represented assets located in Mexico, approximately Ps. 260 million ($23 million) represented assets located in the United States, approximately Ps. 1,715 million ($153 million) represented assets located in Central and South America and approximately Ps. 544 million ($49 million) represented assets located in Europe.

Our principal executive offices are located in the Monterrey, Mexico area and are owned by us. We have granted a mortgage on three of the five plots of lands (and the attached buildings) comprising our principal executive offices. We own and operate 36 manufacturing facilities in Mexico and elsewhere, of which our float glass tanks are our largest facilities. We have granted a mortgage on one of our float glass tanks and our subsidiary Comegua has granted a mortgage on one of its furnaces. We have also granted mortgages on substantially all of Vena's and its subsidiaries' real estate.

The following table sets forth, for the periods presented, the average capacity utilization for periods indicated and location of each of our business unit’s principal manufacturing facilities.

Business Unit	Average Capacity Utilization (1)(3) as of December 31, 2004	Average Capacity Utilization (2)(3) as of March 31, 2005	Number of Facilities by City or Country

Flat Glass	107%(3)	93%	Monterrey (4) Mexico City (3) Puebla Mexicali United States (10) Colombia (8) Spain (6) Portugal

Glass Containers	85%	86%	Monterrey (3) Guadalajara Mexico City (2) Queretaro Toluca Costa Rica Guatemala Bolivia

Glassware	76%	69%	Monterrey (3)

(1)	Average for the twelve-month period ended December 31, 2004.

(2)	Average for three-month period ended March 31, 2005.

(3)	Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated based on a certain number of changes in glass color and thickness determined by historical average.

We also maintain over 100 sales offices and warehouses in Mexico and over 180 warehouses, sales offices and retail shops in the United States, most of which are leased.

We believe that all our facilities are adequate for our present needs and suitable for their intended purpose and that our manufacturing facilities are generally capable of being utilized at a higher capacity to support increases in demand.

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

We believe we are in substantial compliance with environmental laws in Mexico applicable to our operations. Moreover, in 1998, our subsidiaries initiated a voluntary environmental auditing program, which was approved by PROFEPA. An independent auditor certified by PROFEPA has completed environmental audits of 19 of our 20 facilities in Mexico. Seventeen of these 19 facilities have already obtained PROFEPA’s certification of Industria Limpia or “Clean Industry,” which is a certification of our compliance with certain environmental laws, and the remaining two have satisfied all necessary conditions and made the necessary changes for such certification, and they are just in the process of receiving such certificate. To meet all the requirements of the environmental audit and obtain Industria Limpia certificates for these remaining facilities by 2005, these facilities incurred in a cost of approximately $1 million.

In addition, we have implemented energy conservation, emissions reduction and water management programs at our Mexican facilities. In the last six years, these programs have reduced our energy consumption by approximately 29%, our nitrogen dioxide and particulate emissions by approximately 25% and our water consumption by approximately 11%, in each case, per ton of glass melted. Since glass manufacturing is an energy and resource intensive process, these programs have reduced our operating costs.

Our foreign operations, to the extent they have manufacturing and processing facilities, are subject to federal, state and local laws relating to the protection of the environment of the country in which such operations are conducted. From time to time, we conduct environmental assessments of our foreign operations, some of which are currently underway, to determine whether we are in compliance with applicable foreign environmental laws. We believe each such operation is in substantial compliance with the applicable foreign environmental laws. Although there can be no assurance, we do not believe that continued compliance with Mexican and foreign environmental laws applicable to our operations will have a material adverse effect on our financial position or results of operations.

Item 5.   Operating and Financial Review and Prospects

You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our consolidated financial statements for the year ended December 31, 2004 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in “Item 3. Key Information—Risk Factors” and the other matters set forth in this annual report. See “Forward-Looking Statements.”

OPERATING RESULTS

Factors Affecting Our Results of Operations

Our statement of operations is affected by, among other factors, (i) the level of demand for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, of which raw materials and labor are sensitive to inflation, (iii) the relationship between the peso and the U.S. dollar, (iv) financing costs, which are incurred in both pesos and U.S. dollars and (v) increased competition in our domestic market and abroad. See “Item 3. Key Information—Risk Factors—Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years,”“Item 3. Key Information—Risk Factors—We face lower operating margins and decreased profitability due principally to increasing costs and competition,”“Item 3. Key Information—Risk Factors— We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us,”“Item 3. Key Information—Risk Factors—Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations,”“Item 3. Key Information—Risk Factors—Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us,”“Item 3. Key Information—Risk Factors—Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost,”“Item 3. Key Information—Risk Factors—We may be adversely affected by increases in interest rates,” and “Item 3. Key Information—Risk Factors—Substitution trends in the glass containers industry may continue to adversely affect our business.”

We have completed a number of dispositions recently. See “Item 4. Information on the Company—Business—Divestitures.”

Trend Information

Stronger growth in the Mexican and U.S. economies had a positive impact on our sales in 2004. Although the Mexican and U.S. economies continued to grow in the first half of 2005, we cannot predict how those economies will continue to perform. See “Item 3. Key Information—Risk Factors—Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations,” and “Item 3. Key Information—Risk Factors— Economic developments in Mexico and the United States affect our business.” At the same time, our Flat Glass business unit has continued to face pricing pressures in recent months in its Mexican markets, particularly in the construction markets, as well as reduced volumes in the Mexican construction market. We anticipate that these pricing pressures will continue. In 2004, reduced sales prices in the construction segment of the Flat Glass business unit were offset by higher sales volume in the automotive segment of the market. However, the North American automotive industry is experiencing one of its worst crises in recent years. See “Item 3. Key Information—Risk Factors—Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years.” As a result, our sales to automobile manufacturers could lead to additional price pressures and a loss of sales volume. Additionally, the increase in the price of certain of our raw materials, in particular natural gas, and the services we use could have a negative impact on our results of operations. In particular, if the natural gas prices remain at current levels our results of operations will be negatively affected.

Economic developments in Mexico and the United States affect our business

A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States. Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.

General

In 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico started experiencing an economic slowdown. In 2001, Mexico’s real GDP declined by 0.3%, although inflation declined to 4.4% and the peso appreciated, in nominal terms, 4.6% relative to the U.S. dollar. The economic slowdown in the Mexican economy continued through 2002 and 2003. In 2004, GDP growth rates recovered. In 2002, 2003 and 2004, real GDP grew by 0.8%, 1.4% and 4.4%, respectively, annual inflation was 5.7%, 4.0% and 5.2%, respectively and the peso experienced a nominal devaluation relative to the U.S. dollar of 13.8% and 7.6% in 2002 and 2003, respectively, and a nominal appreciation of 0.8% in 2004. According to Mexico’s Instituto Nacional de Estadística, Geografía e Informática, Mexico’s real GDP grew by 2.4% on an annualized basis in the first quarter of 2005.

In 2001, the United States’ real GDP growth rate showed a marked slowdown, growing by only 0.5%. During 2002, 2003 and 2004, the United States’ real GPD growth rates recovered steadily to 1.9%, 3.0% and 4.4%, respectively. The U.S. Bureau of Economic Analysis estimates that the annualized real GDP growth rate in the United States was 3.5% during the first quarter of 2005. For 2002, 2003 and 2004, respectively, inflation in the United States was 2.4%, 1.9% and 3.3%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and United States economies may not continue to grow slower growth rates or a general economic decline would negatively impact our business and our results of operations.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2002, 2003 and 2004, approximately 46%, 45% and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso. During the 1980s, government control over foreign currency exchange rates adversely affected our net sales and operating margins. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could continue to have an adverse effect on us.

Trade Liberalization

Steps taken by Mexico since the 1980s to reduce import barriers and open its economy to foreign competition, such as becoming a signatory to the General Agreement on Tariffs and Trade, which we refer to as “GATT,” and a member of the North American Free Trade Agreement, which we refer to as “NAFTA,” led to a substantial increase in imports into Mexico. During 2000 and 2001, as the peso continued to appreciate in real terms, the trade balance of Mexico reached deficits of $8.0 billion and $9.7 billion, respectively. During 2002 and 2003, despite the real devaluation of the peso, the trade balance of Mexico reached a deficit of $7.9 billion and $ 8.6 billion. During 2004, as the peso appreciated in real terms against the dollar, the trade balance of Mexico reached a deficit of $8.7 billion. We cannot predict the behavior of the Mexican trade balance in the future or the country’s ability to finance a trade deficit, if any. With the liberalization of the Mexican economy and the implementation of NAFTA, other free trade agreements entered into by Mexico with the European Union, Chile, Costa Rica, Nicaragua, Colombia, Venezuela, Bolivia and Israel and a multilateral free trade agreement which became effective on January 1, 2001 with Guatemala, El Salvador and Honduras, manufacturers, such as us and certain of our domestic customers, have come under increased competitive pressure from imported goods. The reduction and phase-out of import duty rates has generally limited our flexibility to adjust pricing levels to offset the effects of devaluation and inflation in Mexico.

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

Inflation and Foreign Currency Exchange Rate Fluctuations

The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates.

	For the year ended December 31,
	2002	2003	2004

Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)	13.8%	7.6%	(0.8%)
Mexican inflation (based on changes in INPC) (1)	5.7%	4.0%	5.2%
U.S. inflation (based on changes in Consumer Price Index)(2)	2.4%	1.9%	3.3%
Inflation differential (Mexican vs. United States)(1)(2)(3)	3.2%	2.1%	1.8%
Real peso devaluation (appreciation) relative to the U.S. dollar(4)	10.3%	5.4%	(2.6%)
Free Exchange Rate as of year end(1)	Ps. 10.4393	Ps. 11.2372	Ps. 11.1495
Mexican GDP growth rate(5)	0.8%	1.4%	4.4%
______________
(1) Source: Banco de México
(2) Source: U.S. Bureau of Labor Statistics
(3) Compounded
(4) Peso devaluation (appreciation) in real terms = - ((Nominal peso devaluation +1) / (Inflation differential +1)) - 1
(5) Source: Instituto Nacional de Estadística, Geografía e Informática

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

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods, certain glassware products and most chemical and packaging products, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using INPC, as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. In the year ended December 31, 2004, the appreciation of the peso in real terms had an adverse effect on our operating margins and may continue to do so in the future. Sales of products manufactured, processed or sold by us outside Mexico (principally, by Vitro America, Vitro Packaging, Comegua, and Cristalglass), as well as such subsidiaries’ expenses, are restated during a financial reporting period by adjusting such amount for the inflation observed in the country in which the subsidiary operates and then translated into pesos at the exchange rate in effect at the end of the period. Since such subsidiaries’ revenues and expenses are generally both earned and incurred in the same currency the devaluation or appreciation of the peso has a much more limited effect on the operating margins of such subsidiaries. However, profits, as reported in real peso terms, are substantially impacted by the devaluation or appreciation of the peso relative to the appropriate currency.

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

Inflation affects our total financing cost. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation since 1999 have resulted in lower monetary gains.

Our total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004, but with the unwind of the currency exchange swaps in May 2004, we recorded a net exchange loss.

Results of Operations

The following table sets forth, for the periods presented, selected items of our consolidated statement of operations calculated as a percentage of our consolidated net sales.

	For the year ended December 31,
	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	71.2	72.3	73.6
Gross profit	28.8	27.7	26.4
General, administrative and selling expenses	20.4	20.2	20.4
Operating income	8.4	7.5	6.0
Total financing cost	9.2	8.0	5.4
Net income (loss)	0.6	(1.5)	(0.2)

The following table sets forth, for the periods presented, the consolidated net sales (before elimination of interdivisional sales and other), export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales (after elimination of interdivisional sales), export sales and operating income (after corporate and other eliminations) of each of our business units. The following table does not include the results of discontinued operations. Peso amounts set forth in the following table have been restated in millions of constant pesos as of December 31, 2004.

For the year ended December 31,
2002		2003		2004		2004
Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount

	(Ps. millions, except for percentages)						($ millions)(1)
Net sales
Flat Glass	Ps. 13,061	48%	Ps.13,059	49%	Ps.12,699	49%	$ 1,1399
Glass Containers	11,058	41%	10,451	40%	10,702	41%	9600
Glassware	2,878	11%	2,755	11%	2,726	10%	2455
Interdivisional sales and other	(96)	0%	(27)	0%	54	0%	44
Consolidated net sales	Ps.26,901	100%	Ps.26,238	100%	Ps.26,181	100%	$ 2,3488

	($ millions, except for percentages)
Export sales
Flat Glass	$ 272	46%	$ 254	44%	$ 294	46%
Glass Containers	236	40%	248	43%	266	42%
Glassware	78	13%	78	13%	78	12%
Consolidated exports	$ 586	100%	$ 579	100%	$ 637	100%

	(Ps.millions, except for percentages)						($ millions)(1)
Operating income (loss)
Flat Glass	Ps.1, 013	45%	Ps.1,101	56%	Ps. 854	54%	$ 777
Glass Containers	1,308	58%	814	42%	794	51%	711
Glassware	287	13%	196	10%	83	5%	77
Corporate and other eliminations	(336)	(16)%	(151)	(8)%	(161)	(10)%	(14)))
Consolidated operating income	Ps.2,272	100%	Ps.1,960	100%	Ps.1,570	100%	$ 1411
______________
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.1495 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Our consolidated net sales decreased 0.2% to Ps.26,181 million for the year ended December 31, 2004 from Ps.26,238 million for the year ended December 31, 2003. This decrease was primarily attributable to our divestiture of our 60% interest in Vitro OCF, which we sold on April 2, 2004, our divestiture of our 50% interest in Vancan, which we sold on September 27, 2004 and our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see “Item 4. Information on the Company—Business—Divestitures”). On a comparable basis (excluding companies divested in 2003 and 2004) our sales grew 2.6% to approximately Ps. 25,729 million for the year ended December 31, 2004 from approximately Ps. 25,086 million for the year ended December 31, 2003. This increase was primarily attributable to (i) an increase in our Glass Containers business unit’s sales in our beer, wine, liquor and cosmetics business lines, (ii) the increase in sales volume of our automotive division and (iii) an increase in our Glassware business unit’s sales primarily due to the export sales growth in the commercial segment, as well as higher sales of candle holders in Mexico. Those increases were offset, in part, by lower prices in the construction segment of the Flat Glass business unit and declines in (i) prices in the returnable soft drink business lines’ products of the Glass Containers business unit and (ii) sales volume in the Glass Containers business unit's soft drink and pharmaceutical business lines.

For the year ended December 31, 2004, our consolidated export sales were $637 million, an increase of 10% when compared to approximately $579 million for the same period of 2003, principally due to the increase of exports of our Flat Glass business unit to the United States. Our export sales represented approximately 28% of our consolidated net sales for the year ended December 31, 2004. More than 80% of our consolidated net sales for the year ended December 31, 2004 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries’ sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps. 12,699 million for the year ended December 31, 2004, a decrease of 2.8% from Ps. 13,059 million for the same period in 2003. On a comparable basis (excluding Vitro OCF) the business unit's net sales grew 1.4% to approximately Ps. 12,498 million for the year ended December 31, 2004 from approximately Ps. 12,326 million for the year ended December 31, 2003. This increase was mainly due to higher sales in the automotive division, particularly in export sales, which posted strong sales numbers on increasing OEM volumes and auto glass replacement export sales volume. Our construction glass division in Mexico experienced a decline in net sales (despite a larger sales volume) as added competition from the new Guardian furnace in Queretaro, Mexico and imports from Asia drove prices of the business unit's products downward.

Export sales of the Flat Glass business unit were approximately $294 million in the year ended December 31, 2004, an increase of 15.4% when compared to approximately $254 million for the same period in 2003. This increase was largely due to an increased sales volume of the business unit’s automotive division, especially as it obtained new OEM contracts. The business unit’s Automotive division accounted for 92% of the increase in export sales.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 2.4% to approximately Ps. 10,702 million for the year ended December 31, 2004 from approximately Ps. 10,451 million for the same period in 2003. On a comparable basis (excluding Vancan) the business unit's net sales grew 3.6% to approximately Ps. 10,390 million for the year ended December 31, 2004 from approximately Ps. 10,027 million for the year ended December 31, 2003. This increase in our business unit’s sales primarily due to an increase in sales volume in the business unit's beer, wine, liquor and cosmetics business lines and was offset by a decline in sales volume in the business unit's soft drinks and pharmaceutical business lines and a decline in prices in the returnable soft drink business lines’ products. The decrease in sales volume to the business unit's soft drink bottler customers was due to the continuous increase in the market share of alternative forms of packaging in those business lines.

For the year ended December 31, 2004, export sales of the Glass Containers business unit amounted to approximately $266 million, an increase of 7.2% from approximately $248 million for the same period in 2003. This was mainly due to higher sales volume in the business unit's cosmetics and wine and liquor business lines.

Glassware Business Unit

Net sales of our Glassware business unit amounted to approximately Ps. 2,726 million for the year ended December 31, 2004, a decrease of 1.1% from approximately Ps. 2,755 million for the same period in 2003. The decrease was primarily due to the divestiture of ECSA on September 10, 2003, which had net sales of approximately Ps. 147 million in the period beginning on January 1, 2003 and ending on September 10, 2003. On a comparable basis, the business unit’s sales increased due to higher export sales in the commercial segment, as well as higher sales of candle holders in Mexico.

Export sales of the Glassware business unit increased 1.0% from approximately $77.5 million for the year ended December 31, 2003 to approximately $78.2 million for the same period in 2004.

Operating Income

Our consolidated operating income decreased 19.9% from approximately Ps. 1,960 million for the year ended December 31, 2003 to approximately Ps. 1,570 million for the same period in 2004. On a comparable basis (excluding companies divested in 2003 and 2004) our operating income decreased 13.3% to approximately Ps. 1,491 million for the year ended December 31, 2004 from approximately Ps. 1,721 million for the year ended December 31, 2003. This decrease was due to an increase in cost of sales from Ps. 18,969 million for the year ended December 31, 2003, to Ps. 19,261 million for the year ended December 31, 2004, due primarily to (i) an increase in energy prices, which were partially mitigated through our price-hedging strategy and the benefits provided by the petroleum coke project in the Monterrey flat glass and glass container furnaces; (ii) decreased operating margins in our Flat Glass business unit; (iii) our modifying in 2004 our depreciation and capitalization policy for molds, consistent with the glass container industry practices, which reduced their useful life from eight to three years and generated an additional charge of approximately Ps.65 million; and (iv) an increase of approximately Ps.41 million in selling, general and administrative expenses due to higher freight and distribution expenses.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 854 million for the year ended December 31, 2004, a decrease of 22.4% from Ps. 1,101 million for the same period in 2003. On a comparable basis (excluding Vitro OCF) the business unit's operating income decreased 12.5% to approximately Ps. 809 million for the year ended December 31, 2004 from approximately Ps. 924 million for the year ended December 31, 2003. This decrease was due mainly to a general decrease in the operating margins of the business unit as a result of (i) increased cost of sales in all of its business lines during 2004, due mainly to higher gas and fuel prices and (ii) in the construction segment of the business unit, also, lower prices in substantially all of the business line’s products. The decrease was partially offset by the business unit's increased net sales and decreased operating expenses, though it was not enough to maintain operating margins at the 2003 levels.

Glass Containers Business Unit

The operating income of our Glass Containers business unit decreased 2.5% from approximately Ps. 814 million for the year ended December 31, 2003 to approximately Ps. 794 million for the same period in 2004. On a comparable basis (excluding Vancan) the business unit's operating income decreased 0.5% to approximately Ps. 762 million for the year ended December 31, 2004 from approximately Ps. 731 million for the year ended December 31, 2003. This decrease was mainly due to the modification of our depreciation and capitalization policy for molds in 2004, which was consistent with the glass container industry practices, reducing their useful life from eight to three years.

Glassware Business Unit

For the year ended December 31, 2004, operating income of our Glassware business unit was approximately Ps. 83 million, a decrease of 57.7% from approximately Ps. 196 million for the same period of 2003. On a comparable basis (excluding ECSA) our operating income decreased 55.6% to approximately Ps. 83 million for the year ended December 31, 2004 from approximately Ps. 186 million for the year ended December 31, 2003. This decrease in the business unit’s operating income resulted primarily from the high energy costs and an increase in the packaging and transportation costs.

Total Financing Cost

Our total financing cost decreased by approximately Ps. 700 million from approximately Ps. 2,105 million for the year ended December 31, 2003 to approximately Ps. 1,405 million for the same period in 2004. This decrease in total financing cost was primarily due to (i) a lower exchange loss of approximately Ps. 78 million in 2004 compared to an approximately Ps. 822 million exchange loss in 2003 due primarily to the 0.8% revaluation of the Mexican peso against the U.S. dollar during 2004 compared to the 7.6% devaluation of the Mexican peso against the U.S. dollar during 2003, which was partially offset by the loss derived from the unwind of the currency exchange swaps made in May 2004 and (ii) an increase on gain from monetary position of approximately Ps. 131 due to the higher inflation during 2004 than in 2003. The net decrease in our financial costs was partially offset by and increase of Ps.117 million related to the unwind of interest rate cap at Vitro on May 2004, and a decrease of Ps.74 million in our interest income.

Taxes and Workers’ Profit Sharing

For the year ended December 31, 2004, we recorded an expense of Ps. 68 million from income tax, tax on assets and workers’ profit sharing, as compared to an expense of Ps. 94 million for the same period in 2003. The decline was principally a decrease in deferred income taxes for the tax rate reduction to 30% in 2005, 29% in 2006 and 28% in 2007 and beyond.

Other expenses, net

Other expenses, net, decreased approximately Ps. 15 million from Ps. 156 million for the year ended December 31, 2003 to Ps. 141 million for the same period in 2004. During the year 2004, our restructuring charges increased Ps. 145 million to Ps. 243 million from Ps. 98 million in 2003. This increase is the result of a three-year transformation process at Vitro America designed to streamline the organization and as a cost reducing measure.  Additionally, we had an increase in write-off and loss from sale of assets of Ps. 200 million from Ps. 129 million for the year ended December 31, 2003 to Ps. 329 million for the same period in 2004. These increases were more than offset by a gain of Ps. 451 million in gain from sale of subsidiaries and associated companies from a gain of Ps. 37 million for the year ended December 31, 2003 to a gain of Ps. 488 million for the same period in 2004, which resulted from the sales of Vitro OCF and Vancan during 2004.

Net loss

We had a reduction in net loss of approximately Ps. 351 million from approximately Ps. 395 million for the year ended December 31, 2003 to approximately Ps. 44 million for the same period in 2004. This reduction resulted mainly from the decrease in total financing costs and taxes and worker’s profit sharing.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Our consolidated net sales decreased 2.5% to approximately Ps. 26,238 million for the year ended December 31, 2003 from approximately Ps. 26,901 million for the year ended December 31, 2002. This decrease was primarily attributable to (i) an approximately 55% decline in our Glass Containers business unit’s sales volume in the beer segment due to reduced purchasing from the business unit’s main customer in that segment in connection with the expansion of the customer’s internal glass bottle production capacity, (ii) an approximately 8% decline in our Glassware business unit’s sales volume in Mexico, primarily due to lower sales volume in Mexico and competition from Chinese imports, (iii) lower prices due to pricing pressures in many of our business units’ markets, (iv) a continued slowdown in the United States non-residential construction market that negatively impacted Vitro America’s net sales, whose business is basically focused on the commercial segment of the construction market and (v) our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see “Item 4. Information on the Company—Business—Divestitures”), and our divestiture of ASA, which we sold on April 15, 2002 (see “Item 4. Information on the Company—Business—Divestitures”). This decline was partially offset by (i) increased sales volume in our Flat Glass business unit’s Mexican markets, resulting in approximately 10.7% more tons of flat glass sold to Mexican construction and other non-automobile customers during 2003 than in 2002, (ii) increased sales volumes by our Flat Glass business unit to both the Mexican and U.S. automotive replacement markets—

approximately 6% and 18% more units in Mexico and the United States, respectively, (iii) higher sales in the United States by our Glass Container business unit due to a shift towards higher-priced products and (iv) an increase in sales volume in Europe by our Flat Glass business unit due to the award of significant contracts to our Spanish subsidiary Cristalglass and the increased market penetration in Portugal.

For the year ended December 31, 2003, our consolidated export sales were $579 million, a decrease of 1.2% when compared to approximately $586 million for the same period of 2002, principally due to a continued slowdown in the U.S. non-residential construction market that impacted our Flat Glass business unit’s sales in the United States. Our export sales represented approximately 26% of our consolidated net sales for the year ended December 31, 2003. More than 80% of our consolidated net sales for the year ended December 31, 2003 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries’ sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps. 13,059 million for the year ended December 31, 2003, almost flat from Ps. 13,061 million for the same period in 2002. Sales of auto glass for the OEM’s decreased as low automobile demand in both the domestic and export markets remained weak. With respect to the construction market, the Flat Glass business unit experienced higher sales volume in Mexico due to the higher demand by certain of its major distributors and the commencement of operations of Vitro AFG, our joint venture with AFG Industries. During 2003, Cristalglass, our Spanish subsidiary, increased its market penetration in Portugal, and showed a growth in net sales of 14% when compared to the year ended December 31, 2002. During 2003, Cristalglass was also awarded significant supply contracts which provided access to new markets, such as contracts to supply architectonic glass to the Spanish monumental construction market. Sluggish demand in the United States’ non-residential construction market was largely responsible for the decline in the net sales of Vitro America.

Export sales of the Flat Glass business unit were approximately $254 million in the year ended December 31, 2003, a decrease of 6.6% when compared to approximately $272 million for the same period in 2002, principally due to lower sales to the automotive markets, particularly by Vitro Flex, which sells almost exclusively to Ford Motor Co. in the United States.

Glass Containers Business Unit

Net sales of our Glass Containers business unit decreased 5.5% to approximately Ps. 10,451 million for the year ended December 31, 2003 from approximately Ps. 11,058 million for the same period in 2002. The decrease was principally attributable to a decrease in the sales volume of, and a shift in product mix in, the beverages segment in Mexico, mainly in the beer segment. Sales volume in that segment fell 55% in 2003 when compared to the sales volume in 2002, primarily due to the increase of the glass container production capacity of Grupo Modelo S.A. de C.V., a Mexican brewer, which also produces some of its own bottles. In addition, the business unit’s product mix in the beer segment shifted towards less-expensive products. The decrease in net sales was partially offset by a 22.6% increase in sales volume of the non-returnable beverages segment and increased sales volume to value-added markets. Although prices remained stable in 2003 relative to 2002, except in the beer business segment, the product mix generally shifted slightly towards higher-priced goods. The divestiture of ASA during 2002, which had net sales of approximately Ps. 93 million in the period beginning on January 1, 2002 and ending on April 15, 2002, also contributed to the decrease in the business unit’s net sales.

For the year ended December 31, 2003, export sales of the Glass Containers business unit amounted to approximately $248 million, an increase of 5.1% from approximately $236 million for the same period in 2002. This was mainly the result of the business unit’s higher sales volume, mainly in the beverages segments, and its focus on value-added niche products.

Glassware Business Unit

Consolidated net sales of our Glassware business unit amounted to approximately Ps. 2,755 million for the year ended December 31, 2003, a decrease of 4.3% from approximately Ps. 2,878 million for the same period in 2002.

The decrease was primarily due to (i) lower sales volume in Mexico due to lower than expected demand in certain segments and increased competition from Chinese imports and (ii) the divestiture of ECSA on September 10, 2003, which had net sales of approximately Ps. 193 million for the year ended December 31, 2002 and approximately Ps. 147 million in the period beginning on January 1, 2003 and ending on September 10, 2003. Higher sales volume to Latin America and Europe partially offset the decline in the business unit’s consolidated net sales.

Export sales of the Glassware business unit decreased 1.0% from approximately $79 million for the year ended December 31, 2002 to approximately $78 million for the same period in 2003.

Operating Income

Our consolidated operating income decreased 13.7% from approximately Ps. 2,272 million for the year ended December 31, 2002 to approximately Ps. 1,960 million for the same period in 2003. The decrease was mainly due to the decrease in our consolidated net sales. This decrease in our consolidated operating income was partially offset by a 3.2% decrease in our general, administrative and selling expenses from approximately Ps. 5,479 million for the year ended December 31, 2002 to approximately Ps. 5,309 million for the same period in 2003 as a result of our efforts to reduce expenses and our divestitures.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 1,101 million for the year ended December 31, 2003, an increase of 8.7% from Ps. 1,013 million for the same period in 2002, primarily due to a reduction in cost of sales and operating expenses, than in net sales in 2003. During 2003, as a result of our commitment to reduce costs and realign our product mix, the Flat Glass business unit focused on increasing efficiencies at its facilities by automating certain processes and by reducing expenses especially within the sales and distribution departments. Variable costs in the Flat Glass business unit were lower in 2003 than 2002, as it had a scheduled cold repair in 2003 which shut down one of its furnaces for three months. These effects were partially offset by higher fuel and energy prices, and by the need for higher purchases from third parties to fulfill its clients orders while one of its furnaces was shut down for such scheduled cold repair. As a percentage of sales, its costs did not vary significantly from the period ended December 31, 2002 compared to the same period in 2003.

Glass Containers Business Unit

The operating income of our Glass Containers business unit decreased 37.8% from approximately Ps. 1,308 million for the year ended December 31, 2002 to approximately Ps. 814 million for the same period in 2003. This decrease in operating income for the year was mainly due to the decrease in its net sales and the failure of its cost of sales and general, administrative and selling expenses to decline proportionately to its net sales. Also, the divestiture of ASA, which contributed approximately Ps. 11 million of operating income for the period beginning on January 1, 2002 and ending on April 15, 2002, contributed to the decline.

Glassware Business Unit

For the year ended December 31, 2003, operating income of our Glassware business unit was approximately Ps. 196 million, a decrease of 31.7% from approximately Ps. 287 million for the same period of 2002. The decrease in the business unit’s operating income resulted primarily from the decrease in its net sales and increased energy costs due to the increase in the price of natural gas.

Total Financing Cost

Our total financing cost decreased by approximately Ps. 378 million from approximately Ps. 2,483 million for the year ended December 31, 2002 to approximately Ps. 2,105 million for the same period of 2003. This decrease in total financing cost was primarily due to a lower exchange loss of approximately Ps. 822 million in 2003 compared to an approximately Ps. 1,687 million exchange loss for 2002. The lower exchange loss was due primarily to the 7.6% devaluation of the Mexican peso against the U.S. dollar during 2003 compared to the 13.8% devaluation of the Mexican peso against the U.S. dollar during 2002. The exchange loss, which is a non-cash item, was partially offset by a lower gain from monetary position of approximately Ps. 252 million due the lower inflation during 2003 and an increase of Ps.96 million in our interest income when compared to the year 2002. The net decrease in financing cost was also partially offset by the increase of Ps.207 million in our interest expense resulting from an increase in our total debt and a change in our Indebtedness mix that saw an increase in our peso denominated debt.

Taxes and Workers’ Profit Sharing

For the year ended December 31, 2003, we recorded an expense of Ps. 94 million from income tax, tax on assets and workers’ profit sharing, as compared to a net benefit of Ps. 452 million for the same period in 2002 due principally to an increase in deferred income taxes. The recording during 2002 of the gradual decrease in income tax rates from 35% in 2002 to 32% in 2005 and the effect of a higher devaluation of the Mexican peso during 2002, when compared to 2003, resulted in higher taxes in 2003.

Other expenses, net

Other expenses, net, decreased approximately Ps. 298 million from Ps. 454 million for the year ended December 31, 2002 to Ps. 156 million for the same period in 2003. The decrease was due mainly to a decrease of Ps. 318 million in write-off and loss from sale of assets to Ps. 129 million for the period in 2003, from Ps. 447 million for the year ended  December 31, 2002 which resulted from the write-off made in 2002 of equipment and machinery at the Mexicali plant that was contributed to Vitro AFG, our joint venture with AFG Industries.

Net Income (loss)

Our net income decreased approximately Ps. 560 million from approximately Ps. 165 million for the year ended December 31, 2002 to a loss of approximately Ps. 395 million for the same period in 2003. This decrease resulted from the aforementioned reasons and because our results of operations for the year ended December 31, 2002 included an approximately Ps. 506 million gain from the sale of our 51% interest in Vitromatic to Whirlpool, which was partially offset by a net loss by Vitromatic of approximately Ps. 128 million for the six months ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

As of May 31, 2005, we had cash and cash equivalents totalling approximately Ps. 1,938 million ($178 million). Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States.

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

Net cash generated from continuing operations for the year ended December 31, 2004 was approximately Ps. 1,069 million ($96 million), an decrease of 15% from approximately Ps. 1,262 million of net cash generated from continuing operations for the year ended December 31, 2003.

Changes in Working Capital

Our working capital increased Ps.486 million during 2004.  This increase was principally due to an increase in our trade receivables, inventories and payments to funding the pension plan of the Company.

The accounts receivable increase during 2004 due to the advance payment of approximately Ps.100 million of several of our clientes of our Glass Container business unit at the end of the year 2003, which was extinguished during 2004 and for the increase in our sales of our beer, wine, liquor and cosmetis business lines during 2004.

Our inventories increased Ps 275 million due to (i) the build-up of finished inventory in our Glass Container business in anticipation of sales expectations for the first quarter of 2005, and (ii) to give better and quicker service to our most important clientes in our wine, food, cosmetics and beverages business line, and (iii) the build-up of finished inventory of flat glass and glassware in anticipation of the refurbishment of these furnaces during 2005.

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

During 2005, we expect to make capital expenditures in excess of $100 million as follows:

•	purchase of molds and racks required for introduction of new automotive glass products. We estimate capital expenditures of approximately $19 million;

•
refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass furnaces and one of our glassware furnaces, both located in Monterrey, Mexico.  We estimate capital expenditures of approximately $14 million;

•
the remaining capital expenditures in 2005 will be applied to (i) maintaining or upgrading the installed technology of several ofour other facilities, (ii) purchasing equipment and making other expenditures relating to obtaining Industria Limpia (“Clean Industry”) certificates for each of our Mexican facilities and (iii) purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations; and

•	adjust the production capacity of certain of our facilities.

We expect to finance the capital expenditures discussed above with cash flow generated by our operations.

For the year ended December 31, 2004, our capital expenditures totalled approximately Ps. 1,453 million ($130 million), a decrease of 22% compared with the capital expenditures for the same period in 2003. Capital expenditures during 2004 were made primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit accounted for 39% of our total capital expenditures, which expenditures were mainly used in the refurbishment of one of our furnaces in Monterrey, Mexico and to build the double glazing facilities in Spain. Approximately 46% of our capital expenditures for the year ended December 31, 2004 were made by our Glass Containers business unit, mainly for maintenance in both its Mexican and Central American facilities. Approximately 9% and 6% of our capital expenditures were made by our Glassware business unit and our corporate offices, respectively, mainly for maintenance purposes.

For the year ended December 31, 2003, our capital expenditures totalled approximately Ps. 1,871 million ($168 million). Capital expenditures during 2003 were made primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit expenditures were mainly used in connection with Vitro AFG, our joint venture with AFG Industries, as well as the refurbishment of one of our furnaces in Monterrey. Our Glass Containers business unit expenditures were mainly for the refurbishment of its furnace in Querétaro, Mexico and maintenance in both its Mexican and Central American facilities. The remaining amount was mostly used for maintenance programs.

For the year ended December 31, 2002, our capital expenditures amounted to approximately Ps. 1,136 million ($102 million). The largest investment project was in our Glass Containers and Glassware business units for the expansion of one of our glass containers furnaces in Guadalajara, Mexico and a glassware furnace in Monterrey, Mexico. The remaining amount was mostly used for maintenance programs.

The capital expenditures described above do not include amounts that we have spent in connection with acquisition of companies, which amounted to approximately Ps. 519 million ($47 million) and Ps. 13 million ($1 million) in 2001 and 2002, respectively. In 2003 and 2004, we did not acquire any companies.

Financing Transactions

During the year ended December 31, 2004 and the five months ended May 31, 2005, we refinanced a significant portion of our consolidated indebtedness. The indebtedness we incurred generally bore interest at a higher rate than the indebtedness it refinanced, which was, however, consistent with our strategy of extending the average life of our debt, giving us flexibility to concentrate on improving profitability of our operations. Since we incurred the indebtedness in the second half of 2004 and the first quarter of 2005, our consolidated statement of operations does not fully reflect the increase in our cost of capital.

For a description of our most recent financing transactions, see “—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s 10.75% Senior Secured Guaranteed Notes due 2011,”“—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Senior Secured Term Loan” and “—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Receivables Securitization.”

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not meet certain of those financial ratios.

Indebtedness and Factoring Programs

We are highly leveraged and a significant portion of our debt is short term. See “Item 3. Key Information—Risk Factors—We may be unable to repay our debt, access credit or pursue business opportunities because of our leverage and debt service requirements” and “Item 3. Key Information—Risk Factors—A significant portion of our indebtedness is short-term debt.” Our management and board of directors are currently undertaking a broad-based strategic review of our businesses and operations in order to determine the most efficient combination of asset sales and cost and expense reductions to implement in order to reduce our debt.

Short-Term Debt.   Our short-term debt consists primarily of unsecured and secured borrowing arrangements with Mexican and foreign banks and commercial paper programs denominated in both U.S. dollars and Mexican pesos. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 3.0% above LIBOR, for the U.S. dollar-denominated loans, and floating market rates, for the peso-denominated loans. As of December 31, 2004 and May 31, 2005, we had approximately Ps. 2,172 million ($195 million) and Ps. 2,819 million ($258 million), respectively, of short-term debt, excluding the current portion of long-term debt.

The following table sets forth the aggregate amounts of our outstanding short- and long-term debt as of May 31, 2005.

	As of May 31, 2005
	(Ps. millions)		($ millions)(1)
Short-term debt(2)(3)	Ps.	4,080	$374
Long-term debt(4)(5)		12,303	1,127
____________

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 10.9160 pesos per one U.S. dollar, the Free Exchange Rate on May 31, 2005.
(2)
Includes the current portion of our long-term debt. If the current portion of our long-term debt were excluded, the aggregate amount of our outstanding short-term debt as of May 31, 2005 was Ps. 2,819 million ($258 million).

(3)
Approximately 81% and 4% of the aggregate amount of our short-term debt as of May 31, 2005 was denominated in U.S. dollars and Euros, respectively. If the current portion of our long-term debt were excluded from our outstanding short-term debt, approximately 82% and 5% of the aggregate amount of our short-term debt as of May 31, 2005 was denominated in U.S. dollars and Euros, respectively.

(4)
Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of May 31, 2005 was Ps. 13,564 million ($1,243 million).

(5)
Approximately 83% and 1% of the aggregate amount of our long-term debt as of May 31, 2005 was denominated in U.S. dollars and Euros, respectively. If the current portion of our long-term debt were included within our outstanding long-term debt, approximately 83% and 1% of the aggregate amount of our long-term debt as of May 31, 2005 was denominated in U.S. dollars and Euros, respectively.

Long-Term Debt.   As of December 31, 2004 and May 31, 2005, we had approximately Ps. 14,626 million ($1,312 million) and Ps. 13,564 million ($1,243 million), respectively, of long-term debt, including the current portion of long-term debt.

The following description of certain of the agreements and instruments governing our indebtedness is limited to those agreements pursuant to which more than $20 million (or its equivalent in pesos) of long-term debt was outstanding (or could be incurred) as of May 31, 2005 and certain other long-term debt.

Facility	Outstanding Principal Amount as of May 31, 2005	Interest Rate and Payment Dates	Final Amortization/ Maturity

Vitro (Holding Company)

1999-1 UDI-Denominated Certificados Bursátiles Issuer: Vitro	UDI 157 million (Ps. 562 million or $51 million)	Interest Rate: 9.0% per annum. Interest Payment Dates: Quarterly beginning on September 7, 1999.	June 7, 2006
1999-2 UDI- Denominated Certificados Bursátiles Issuer: Vitro	UDI 129 million (Ps. 463 million or $42 million)	Interest Rate: 9.9% per annum. Interest Payment Dates: Quarterly beginning on January 12, 2000.	October 12, 2006

Facility	Outstanding Principal Amount as of May31, 2005	Interest Rate and Payment Dates	Final Amortization/ Maturity

Inbursa-Vitro Credit Agreement Borrower: Vitro and Vitolsa	$23 million	Interest Rate: LIBOR plus 4%. Amortization: Annually beginning on December 31, 2004. Interest Payment Dates: Monthly beginning on March 30, 2004.	December 31, 2006
11⅜% Vicap Notes Issuer: SOFIVSA Guarantor: Vitro	$162 million	Interest Rate: 11⅜% per annum. Interest Rate Payment Dates: Semi-annually on May 15 and November 15 of each year.	May 15, 2007

2002 Peso-Denominated Certificados Bursátiles Issuer: Vitro	Ps. 360 million ($33 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on October 10, 2002.	October 2, 2008

2002 Peso-Denominated Certificados Bursátiles Issuer: Vitro	Ps. 206 million ($19 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on December 30, 2002.	December 22, 2008

2002 Peso-Denominated Certificados Bursátiles Issuer: Vitro	Ps. 150 million ($14 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on February 13, 2003.	February 5, 2009

11½% 2009 Notes Issuer: Vitro	$22 million	Interest Rate: 11½% per annum. Interest Payment Dates: Semi-annually on April 30 and October 30 of each year.	April 30, 2009
11¾% 2013 Notes Issuer: Vitro	$225 million
Interest Rate: 11¾% per annum.
Interest Rate Payment Dates: Semi-annually on May 1 and November 1 of each year.
Interest Rate Step Up: 1% per annum, until completion of the offer to exchange for SEC registered notes.
November 1, 2013
Flat Glass Business Unit

Flat Glass Credit Facility Borrowers: Vitro Plan, VVP Holding Corp., VVP Syndication Inc. Guarantors: Each of Vitro Plan’s material wholly owned subsidiaries	Tranche A: $40 million	Interest Rate Tranche A: Year 1: LIBOR plus 1.875% Year 2: LIBOR plus 2.000% Year 3: LIBOR plus 2.125% Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.	Tranche A: March 27, 2006
Tranche B: $58 million
Interest Rate Tranche B:
Year 1: LIBOR plus 2.250%
Year 2: LIBOR plus 2.375%
Year 3: LIBOR plus 2.500%
Year 4: LIBOR plus 2.625%
Year 5: LIBOR plus 2.750%
Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2004.
Tranche B: March 27, 2008
Tranche C: Ps. 439 million ($40 million)
Rate Tranche C:
Year 1: TIIE 28d plus 2.000%
Year 2: TIIE 28d plus 2.125%
Year 3: TIIE 28d plus 2.250%
Year 4: TIIE 28d plus 2.375%
Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.
Tranche C: March 27, 2007
Glass Containers Business Unit

Facility	Outstanding Principal Amount as of May 31, 2005	Interest Rate and Payment Date	Final Amortization/ Maturity

Senior Secured Guaranteed Notes Borrower: Vitro Envases Norteamerica Guarantor: Certain Subsidiaries of Vitro Envases Norteamerica	$250 million	Interest Rate: 10.75% per annum Interest Payment Dates: Semi-annually beginning on January 23, 2005.	July 29, 2011
Secured Term Loan	$150 million	Interest Rate. LIBOR plus 6.25%	February 24, 2010
Borrower: Vitro Envases Norteamerica Guarantors: Certain Subsidiaries of Vitro Envases Norteamerica		Interest Payment Dates: Quarterly beginning on May 24, 2005.
Glassware Business Unit

Glassware Credit Facility Borrower: Vitrocrisa Comercial Tranche A Guarantors: Vitro and Vitrocrisa Tranche B Guarantors: Libbey, Libbey Glass and Vitrocrisa	Tranche A Term Loan: $35 million
Interest Rate Tranche A Term Loan:
Year 1: LIBOR plus 2.750%
Year 2: LIBOR plus 2.875%
Year 3: LIBOR plus 3.000%
Year 4: LIBOR plus 3.125%
Year 5: LIBOR plus 3.250%
Decreasing upon meeting certain debt ratios
Amortization Dates: Quarterly beginning on July 6, 2004.
Interest Payment Dates: 1, 2, 3 or 6 months at the choosing of the Borrower.
Tranche A Term Loan: April 2, 2009

	Tranche A Revolving Loan: $10 million	Interest Rate Tranche A Revolving Loan: Year 1: LIBOR plus 2.750% Year 2: LIBOR plus 2.875% Year 3: LIBOR plus 3.000%	Tranche A Revolving Loan Commitment terminates on April 2, 2007
Tranche B: $23 million
Interest Rate Tranche B:
Year 1: LIBOR plus 2.000%
Year 2: LIBOR plus 2.125%
Year 3: LIBOR plus 2.250%
Amortization: Quarterly beginning on October 2, 2006. Interest Payment Dates: 1, 2, 3 or 6 months at the choosing of the Borrower.
Tranche B: April 2, 2007

Below is a summary of the terms of the foregoing facilities or securities.

Holding Company

1999-1 UDI-Denominated Certificados Bursátiles.   On June 7, 1999, we issued Certificados Bursátiles or medium-term notes with an aggregate principal amount of UDI 200 million. The Certificados Bursátiles were issued under a single financing program, which was approved by the Comisión Nacional Bancaria y de Valores, which we refer to as the “CNBV.”As of May 31, 2005, we had repurchased UDI 43 million of the outstanding Certificados Bursátiles. The Certificados Bursátiles bear an annual fixed interest rate of 9.0% and mature on June 7, 2006, at which point the entire aggregate principal amount will become due. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. In January 2001, we entered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the Certificados Bursátiles into payment obligations in dollars and (ii) the Certificados Bursátiles’ 9.0% fixed interest rate calculated over UDI’s into a 8.58% fixed interest rate calculated over U.S. dollars. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos. In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

1999-2 UDI-Denominated Certificados Bursátiles.   On October 12, 1999, we issued Certificados Bursátiles or medium-term notes with an aggregate principal amount of UDI 155 million. The Certificados Bursátiles were issued under a single financing program, which was approved by the CNBV. As of May 31, 2005, we had repurchased UDI 26 million of the outstanding Certificados Bursátiles. The Certificados Bursátiles bear an annual 9.9% fixed interest rate and mature on October 12, 2006, at which point the entire aggregate principal amount will become due. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. In January 2001, we entered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the Certificados Bursátiles into payment obligations in dollars and (ii) the Certificados Bursátiles’ 9.9% fixed interest rate calculated over UDIs into a 9.48% fixed interest rate calculated over U.S. dollars. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos. In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

Inbursa-Vitro Credit Agreement. On December 31, 2003, Vitro, S.A. de C.V. and Vidriera Toluca, S.A. de C.V., which we refer to as “Vitolsa,” entered into a credit agreement with Banco Inbursa which provides for aggregate loans of up to $30 million. As of May 31, 2005, the outstanding aggregate principal amount of the loans made under the credit agreements was approximately $23.4 million. The loans made under the credit agreement bear an annual floating interest rate of LIBOR plus 4.00%. The final amortization on the loans made under the credit agreement will become due on December 31, 2006. The loans made under the credit agreement are secured by mortgages on certain real property of certain of our subsidiaries. The credit agreement contain customary restrictive covenants including restrictions on the ability of Vitro, S.A. de C.V. to (i) grant certain liens on its assets and (ii) make certain investments. In addition, the credit agreement requires that Vitro, S.A. de C.V. maintain compliance with certain financial ratio covenants. Vitro’s ability to pay dividends is unrestricted by the credit agreement. The proceeds from the loans made under the credit agreement were used to refinance certain of our indebtedness.

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

On November 18, 1998, in accordance with the terms of a registration rights agreement entered into at the time of the Old Vicap Notes, Vicap and Vitro consummated their offer to exchange the Old Vicap Notes for notes of Vicap with an aggregate principal amount of $250 million that were registered under the Securities Act, which we refer to as the “New Vicap Notes”. The aggregate principal amount of Old Vicap Notes that were exchanged in the exchange offer for New Vicap Notes was $232 million. Pursuant to the undertaking by the Vicap and Vitro in the registration statement filed in connection with the Exchange Offer, Vicap and Vitro removed from registration all the New Vicap Notes that remained unexchanged as of November 18, 1998. Accordingly, as of November 18, 1998 there were outstanding approximately $232 million and $18 million, respectively, of New Vicap Notes and Old Vicap Notes, which we refer to the Old Vicap Notes and the New Vicap Notes collectively as the “Vicap Notes”.

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

On January 31, 2001, Servicios y Operaciones Financieras Vitro, S.A. de C.V., a wholly owned subsidiary of Vitro which we refer to as “SOFIVSA,” entered into a merger agreement with Vicap and upon consummation of the merger contemplated therein, SOFIVSA became the surviving entity. On the same date, SOFIVSA, as issuer, Vitro, as guarantor, and The Chase Manhattan Bank, as trustee, entered into a supplemental indenture pursuant to which SOFIVSA expressly assumed all of the obligations of Vicap under the notes and the Indenture. As of the filing of this annual report, we had purchased Vicap Notes with an aggregate principal amount of $88.0 million, which were canceled.

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

On December 30, 2002, we issued Certificados Bursátiles with an aggregate principal amount of Ps. 1 billion. The Certificados Bursátiles were issued under the program referenced above. The Certificados Bursátiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on December 22, 2008, at which point the entire aggregate principal amount will become due. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of the filing of this annual report, we had purchased Certificados Bursátiles from this issuance for approximately Ps. 794 million ($73 million).

On February 13, 2003, we issued Certificados Bursátiles with an aggregate principal amount of Ps. 1.14 billion. The Certificados Bursátiles were issued under the program referenced above. The Certificados Bursátiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on February 5, 2009, at which point the entire aggregate principal amount will become due. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of the filing of this annual report, we had purchased Certificados Bursátiles from this issuance for approximately Ps. 990 million ($91 million), approximately Ps. 807 million ($74 million) of which were cancelled.

11½% Senior Notes due 2009.   On April 30, 2002, we sold $88.35 million aggregate principal amount of 11½% Senior Notes due 2009, which we refer to as the“2009 Senior Notes,” to CSFBI, an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million. The notes bear a fixed annual interest rate of 11.50%. The 2009 Senior Notes are senior, unsecured debt securities governed by an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee. The indenture contains customary covenants.

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

In accordance with the swap transaction, we have already paid to CSFBI a notional amount of approximately $44 million of the $88.35 million aggregate principal amount of the 2009 Senior Notes. As of May 31, 2005, the outstanding aggregate principal amount of the 13.889% Credit Linked Notes is approximately $9 million and the outstanding aggregate principal amount of the 2009 Senior Notes is approximately $22 million.

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

Pursuant to a registration rights agreement Vitro, S.A. de C.V. entered into in connection with the issuance of the Original 2013 Notes, Vitro agreed to file a registration statement with the SEC relating to an offer to exchange the Original 2013 Notes for New 2013 Notes. Upon registration, the New 2013 Notes will be free of the transfer restrictions that apply to the Original 2013 Notes, but will otherwise have substantially the same terms of the outstanding Original 2013 Notes. Pursuant to the terms of the registration rights agreement, if the SEC does not declare the registration statement effective within 210 days of the date of the issuance of the Original 2013 Notes or if Vitro fails to complete the offer to exchange within 240 days of the date of the issuance of the Original Notes, Vitro will be required to pay additional interest at a rate of 0.50% per annum until the first anniversary of the issuance of the Original 2013 Notes and 1.00% per annum thereafter, until it completes the offer to exchange. As of the date of this report, Vitro has not completed the exchange offer.

Flat Glass Business Unit

Flat Glass Credit Facility.   On February 26, 2003, Vitro Plan entered into two credit agreements with Comerica Bank, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $201 million. The credit agreements include (i) an approximately $80 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 1.875% and 2.125% and a final amortization on March 27, 2006, (ii) an approximately $64 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.25% and 2.75% and a final amortization on March 27, 2008 and (iii) an approximately Ps. 628 million term loan with an annual floating interest rate equal to the 28 day TIIE plus a spread ranging between 2.000% and 2.375% and a final amortization on March 27, 2007. The loans made under the credit agreements are secured by cash collateral and are guaranteed by each of Vitro Plan’s material wholly owned subsidiaries. The credit agreements contain customary restrictive covenants including restrictions on the ability of Vitro Plan to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments. In addition, the credit agreements require that Vitro Plan maintain compliance with certain financial ratio covenants. On September 29, 2003, Vitro Plan sought and obtained a waiver of and an amendment to certain of these financial ratio covenants due to its non compliance with them. Provided it meets certain conditions, Vitro Plan’s ability to pay dividends is unrestricted by the credit agreements. During the year ended December 31, 2004, Vitro Plan met such conditions.

Glass Container Business Unit

Vena’s 10.75% Senior Secured Guaranteed Notes due 2011. On July 23, 2004, Vena completed an offering of $170 million aggregate principal amount of Senior Secured Guaranteed Notes due 2011. The Notes are senior obligations secured on a first priority basis by liens on some of our Mexican subsidiaries' real property and all of their inventory, machinery and equipment in Mexico, a small portion of our accounts receivable in Mexico and all of our U.S. subsidiary inventory and accounts receivable. The indenture governing the Notes contain certain customary restrictive covenants including restriction on the ability of Vena to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets and (iv) be part of certain merger, consolidation and asset sale activities. The proceeds from the issuance of the Notes were used to repay certain of Vena's debt.

On January 31, 2005, Vena reopened the 10.75% Senior Secured Guaranteed Notes due 2011 for an additional aggregate principal amount of $80 million. These Notes constitute a further issuance of, and form a single series and will be fully fungible with, the 10.75% Senior Secured Guaranteed Notes due 2011 that we issued in July 2004 in an aggregate principal amount of $170 million.

Vena’s Senior Secured Term Loan. On February 24, 2005, Vena entered into a $150 million Senior Secured Term Loan with Credit Suisse First Boston. The facility is secured, on a pari passu basis with the existing Senior Secured Guaranteed Notes due 2011. As of May 31, 2005, the outstanding aggregate principal amount of the loan made under the credit agreement was approximately $150 million. The loan made under the credit agreement bears an annual interest rate of LIBOR plus 625 basis points. The final amortization of the loan will become due on February 24, 2010. The agreement governing the Senior Secured Term Loan contains certain customary restrictive covenants including restriction on the ability of Vena to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets and (iv) be part of certain merger, consolidation and asset sale activities. The proceeds from the issuance of the Term Loan were used to repay an existing bridge loan with Credit Suisse First Boston and certain other lenders.

Glassware Business Unit

Glassware Credit Facility. On April 2, 2004, Vitrocrisa Comercial entered into a credit agreement with Bank of Montreal, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $65 million and established a committed revolving credit line of up to $10 million. As of May 31, 2005, the outstanding aggregate principal amount of the loans made under the credit agreement was approximately $68 million. The credit agreement contemplates (i) a $42 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.25% and a final amortization on April 2, 2009, which we refer to as the “Tranche A Term Loan,” (ii) a $10 million committed revolving credit line with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.00% and a commitment termination date of April 2, 2007, which we refer to as the “Tranche A Revolving Loan,” and (iii) a $23 million term loan with an annual floating interest rate equal to the LIBOR plus a spread ranging between 2.00% and 2.25% and a final amortization on April 2, 2007, which we refer to as the “Tranche B Loan.” The Tranche A Term Loan and the Tranche A Revolving Loan are secured by the accounts receivable of Vitrocrisa Comercial and are guaranteed by Vitro, S.A. de C.V. and Vitrocrisa. The Tranche B Term Loan is guaranteed by Vitrocrisa, Libbey and Libbey Glass. The credit agreement contains customary restrictive covenants including restrictions on the ability of Vitrocrisa Comercial to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments. The credit agreement also contains a provision that requires that any cash generated by Vitrocrisa Comercial that is not used in its operations be used to repay the loans made under the credit agreement. In addition, the credit agreement requires that Vitrocrisa Comercial maintain compliance with certain financial ratios. Provided it meets certain conditions (including maintaining a certain leverage ratio), Vitrocrisa Comercial’s ability to pay dividends is unrestricted by the credit agreement. However, the proceeds from the loans made under the credit agreement were used to repay short-term debt of Vitrocrisa Comercial.

Accounts Receivable Factoring Programs.  In order to diversify our sources of financing, we have implemented certain accounts receivable factoring programs. We have implemented account receivable factoring programs for our Glass Containers business unit, Vitro America and Cristalglass. As of December 31, 2004, we had utilized $53 million out of the $75 million available in the Glass Containers business unit's program, $32 million out of the $40 million available in Vitro America’s program and $20.6 million out of the $21 million available in Cristalglass’ program. Through these programs, in 2004 we factored approximately 34% of our consolidated accounts receivable and we therefore consider these factoring programs significant to our financial condition. As of December 31, 2002, 2003 and 2004 respectively, we had an aggregate of $99 million, $99 million and $105 million in off-balance-sheet financing related to these accounts receivable factoring programs.

Vena’s Receivables Securitization. On March 31, 2005 Compañía Vidriera, S.A. de C.V. (“Covisa”), Industria del Álcali, S.A. de C.V. (“Álcali”) and Comercializadora Álcali, S. de R.L. de C.V. (“Comercializadora”), all subsidiaries of Vena, closed a five year non-recourse revolving account receivables facility, through which such companies obtained approximately Ps. 550 million and $19 million. Such amounts were obtained from the issuance through a trust that was specifically setup for this transaction, of Ps. 550 million in “Certificados Bursátiles Preferentes” that trade on the Mexican Stock Exchange and $19 million in Subordinated Notes issued in the United States and which are not publicly traded. The payment obligation for the Subordinated Notes was guaranteed by us. Interest and principal on the “Certificados Bursátiles Preferentes” and the Subordinated Notes are payable from the collection of the receivables originated by the three Vena subsidiaries. Covisa conducts all of Vena’s glass container operations in Mexico, Álcali is engaged in the manufacturing and distribution of soda ash, sodium bicarbonate, calcium chloride and salt, and Comercializadora markets Álcali’s products.

In general terms, the accounts receivable factoring programs, in addition to providing an alternate source of financing, offer other advantages to us, such as lower financing costs.

Covenant Compliance.   As a result of the deterioration in our results of operations, it has been difficult for us to maintain compliance with certain financial and other restrictive covenants contained in our debt instruments. During 2002 and 2003, we and our subsidiaries have been required to seek amendments and waivers with respect to some of our financial ratios and other covenants contained in our debt instruments and in one of our accounts receivable factoring programs. In each case, we and our subsidiaries have obtained the necessary amendments and waivers.

Our ability to comply with our financial covenants in the future depends upon several variables, including our operating results, the level of our indebtedness and changes in currency and interest rates. The occurrence of one or more of the following events, among others, in the future will likely require us to seek further amendments and waivers of our financial covenants—a lack of improvement in our operating results, our failure or inability to reduce our level of indebtedness, a devaluation of the peso relative to the U.S. dollar or an increase in interest rates applicable to our indebtedness. Thus, we may be required to obtain amendments and waivers in order to comply with our financial covenants. However, there can be no assurance that we will be able to obtain such future amendments or waivers or be successful in taking other actions to avoid potential defaults under such covenants.

Under certain of our subsidiaries’ credit agreements, if such subsidiary does not meet certain financial ratios and other conditions, its ability to pay dividends is restricted. During 2001, 2002, 2003 and 2004, certain of our subsidiaries were restricted from paying dividends by their credit agreements. For more information, see “—Long-Term Debt.”

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios.

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

Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See “—Indebtedness and factoring programs.”

In addition to the foregoing restriction, the majority of our joint venture agreements require the consent of our joint venture partners for certain significant operating and management decisions, including the payment of dividends. For example, in our joint venture with Libbey, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of the shareholders represented in the Board of Directors, and such majority consists of at least one director appointed by us and one director appointed by Libbey. In our joint venture with Visteon, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of shares of common stock of Vitro Flex present at an ordinary shareholders’ meeting, provided, however, that if less than 80% of earnings are to be distributed as dividends, then the approval by at least 65% of Vitro Flex’s outstanding shares is required. In the case of Vitro Plan, our joint venture with Pilkington, whether dividends will be paid and the amount of dividends to be paid are decisions determined by a vote of the majority of the shareholders. In our joint ventures with Solutia and AFG Industries approval by a majority of the shareholders is required in order to distribute dividends.

Divestitures

Since 2000, we received aggregate net proceeds of approximately $314 million from divestitures and asset sales. Please refer to “Item 4. Information on the Company—Business—Divestitures” for a description of these transactions. These transactions provided a non recurring source of cash that were used primarily for debt reduction.

Share Repurchases and Sales

During 2004, we did not repurchase or sell our shares.

As of December 31, 2004 approximately 28.3 million of our Shares remained held as treasury stock.

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

Put on Shares of Cristalglass

A group of individual investors owns a 40% interest in Cristalglass. We have the option of purchasing the 40% of the shares from the minority interest, which can be exercised beginning on May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 4,800 million Spanish pesetas (approximately $39 million as of December 31, 2004). Additionally, the minority interest has a put option pursuant to which they may require us to purchase all or part of their 40% interest in Cristalglass, which can be exercised beginning on May 1, 2003 for 4,000 million Spanish pesetas (approximately $32.5 million as of December 31, 2004) at the value of the Spanish peseta at the date of sale. However, the terms of certain of our indentures and credit facilities currently restrict our ability to purchase shares in Cristalglass or any of our other subsidiaries.

OFF-BALANCE SHEET ARRANGEMENTS

Accounts Receivable Factoring Programs

In order to diversify our sources of financing, we have implemented certain accounts receivable factoring programs. We have implemented accounts receivable factoring programs for our Glass Containers business unit, Vitro America and Cristalglass. As of December 31, 2004, we had utilized $53 million out of the $75 million available in the Glass Containers business unit’s program, $32 million out of the $40 million available in Vitro America’s program and $20.6 million out of the $21 million available in Cristalglass’ program. Through these programs, in 2004 we factored approximately 34% of our consolidated accounts receivable and we therefore consider these factoring programs significant to our financial condition. As of December 31, 2002, 2003 and 2004 respectively, we had an aggregate of $99 million, $99 million and $105 million in off-balance-sheet financing related to these accounts receivable factoring programs.

Vena’s Receivables Securitization

On March 31, 2005 Compañía Vidriera, S.A. de C.V. (“Covisa”), Industria del Álcali, S.A. de C.V. (“Álcali”) and Comercializadora Álcali, S. de R.L. de C.V. (“Comercializadora”), all subsidiaries of Vena, closed a five year non-recourse revolving account receivables facility, through which such companies obtained approximately Ps. 550 million and $19 million. Such amounts were obtained from the issuance through a trust that was specifically set up for this transaction, of Ps. 550 million in “Certificados Bursátiles Preferentes” that trade on the Mexican Stock Exchange and $19 million in Subordinated Notes. The Subordinated Notes were guaranteed by us. Interest and principal on the “Certificados Bursátiles Preferentes” and the Subordinated Notes are payable from the collection of the receivables originated by the three Vena subsidiaries.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commercial commitments, as of December 31, 2004, in millions of constant pesos as of December 31, 2004.

Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
					(Ps. millions)

Short- and long-term debt(4)	Ps.	16,798	Ps.	3,269	Ps.	7,644	Ps.	1,585	Ps.	4,300
Capital lease obligations		0		0		0		0		0
Operating leases(1)		1,705		417		626		398		264
Unconditional purchase obligations(2)		0		0		0		0		0
Other long-term obligations(3)		2,295		228		462		457		1,148
Total contractual obligations	Ps.	20,798	Ps.	3,914	Ps.	8,732	Ps.	2,440	Ps.	5,712
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
(3)     Expected benefits payment regarding the company pension and seniority pension plan.
(4)     For a description of our most recent financing transactions, see “—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s 10.75% Senior Secured Guaranteed Notes due 2011,”“—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Senior Secured Term Loan” and “—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Receivables Securitization.”

ACCOUNTING CONSIDERATIONS

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with Mexican GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and the related disclosures. The significant accounting policies that we believe are the most sensitive to such estimates and relevant to aid you in fully understanding and evaluating our reported financial statements are the following:

Trade Receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continually monitor collections and payments from customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in our experience of credit losses could have a material adverse impact on our consolidated results of operations and financial position.

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

Financial Instruments

Assets and liabilities resulting from financial instruments, except for such instruments held to maturity, are recorded on our balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of changes in the valuation of the financial instruments not held to maturity, including their cost and yield, are recorded in the corresponding year in our consolidated statement of operations.

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

Seniority Premiums and Pension Plans

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 “Labor Obligations” issued by the Instituto Mexicano de Contadores Públicos, which we refer to as the “IMCP,” and the actuarial computations are made by an independent actuary, based on estimates of future compensation increases, inflation, investment returns, mortality, turnover and expected discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our consolidated results of operations and financial condition.

Environmental Obligations

Our operations are subject to the environmental laws and regulations of the jurisdictions in which we conduct our operations. Our environmental department monitors the status of all significant environmental matters and compliance with regulations through various means, one being an environmental auditing program. An environmental reserve is recorded to cover the costs of expected environmental obligations when we become aware that an expenditure will be required. We estimate the cost for the environmental obligations based on historical experience, results of monitoring and the known extent of exposure. We believe we are in substantial compliance with Mexican and foreign environmental laws applicable to our operations. We do not believe that continued compliance with these environmental laws will have a material adverse effect on our financial condition or results of operations. However, a significant change in laws, the discovery of previously unknown contamination and other factors beyond our control could result in expenditures that are materially greater than currently estimated.

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

Business Acquisitions In May 2004, the IMCP issued Bulletin B-7 which applie to all financial statement relating to periods beginning after January 1, 2005. Early application of the provisions of this Statement is encouraged. This Statement establishes a) the purchase method as the only acceptable method to account for businesses acquistions and investment in affiliated companies b) goodwill is no longer subject to amortization and instead is subject to an impairment test, in accordance with Bulletin C-15, c) specific standards for the acquistion of minority interest and asset transfers or share exchanges between companies under common control and c) supplemental guidance for the accounting for intangible assets recognized in a business acquisition in accordance with Bulletin C-8.

U.S. GAAP

Share-Based Payments. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R). This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is the requisite service period (usually the vesting period). SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123(R) will be effective for our fiscal year ending December 31, 2006. The Company currently applies the provisions of SFAS 123, Accounting for Stock-Based Compensation, and recognizes the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Inventory Costs. In November 2004, the FASB issued SFAS No. 151. This Statement amends the guidence in Accounting Research Bulletin, or ARB, No. 43. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004.

Exchanges of Nonmonetary Assets.  In December 2004, the FASB issued SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, considering that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

RESEARCH AND DEVELOPMENT

Our research and development efforts are generally decentralized with each operating business unit making its own decisions as to research and development expenditures and areas of emphasis. In 1999, we formed a technology committee which coordinates research and development projects that have the potential to create synergies or that could be implemented in more than one of our business units. In addition, in 2001 we migrated several of our Mexican subsidiaries that own certain of our intellectual property relating to our Flat Glass and Glass Containers business units to Switzerland. These Swiss subsidiaries will perform research and development activities, license the technology to our Mexican operating subsidiaries and undertake development efforts jointly with the Mexican subsidiaries and, eventually, third parties. Also, through technology licensing arrangements, we benefit significantly from research and development conducted by certain of our joint venture partners. Of particular significance to us is the technology license arrangement with Pilkington, which provides us with state of the art float glass technology. This technology license agreement has been recently extended until December 31, 2005. Even though we do not expect having difficulties subscribing another extension or a new agreement, we cannot assure that the agreement will be extended, or a new agreement will be subscribed, before the expiration of the current agreement or that the agreement will be extended, or a new agreement subscribed, substantially in the same terms and conditions as the current agreement. The Glass Containers business unit uses its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to use the technology provided to us by Owens-Illinois under those technical assistance agreements. However, we do not currently have an agreement that provides us with the technology developed by Owens-Illinois after September 1999. We own a number of trademarks and patents, which, in the aggregate, are important to the conduct of our business, none of which individually, however, is material to our business as a whole. No material amount of money was spent on research activities during 2002, 2003 or 2004.

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

Item 6.   Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Unless the context otherwise requires, in the sections entitled “Directors and Senior Management,”“Board Practices” and “Share of Ownership” of this Item 6, the words “we,”“us,”“our” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

Directors

The following information relates to our directors (consejeros). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was elected as a director.

Our Board of Directors is responsible for the management of our business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our annual general ordinary shareholders’ meeting held on March 17, 2005, our shareholders resolved that our Board of Directors would consist of 15 directors. We have no alternate directors.

A list of our current directors, their principal occupations and directorships, the year they first became our director and the year of their birth are set forth below.

Name	Principal Occupation	First Became a Director	Year of Birth
Adrián Sada González	Chairman of the Board of Directors of Vitro, S.A. de C.V.	1984	1944
Adrián Sada Treviño	Director and Honorary Chairman of the Board of Directors of Vitro, S.A. de C.V.	1969	1920
Federico Sada González	President and Chief Executive Officer of Vitro, S.A. de C.V.	1982	1949
Tomás González Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A. de C.V.	1980	1943
Andrés Yarte Cantú	Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.	1991	1941
Dionisio Garza Medina	Chairman and Chief Executive Officer of Alfa, S.A. de C.V.	1995	1954
Gustavo Madero Muñoz	Federal Congressman (Representative), Mexican Congress	1996	1955
Carlos Represas	Executive Vice President of Nestlé S.A.	1998	1945
Jaime Serra Puche	Founder, SAI-Consultores, S.C.	1998	1951
Lorenzo Zambrano Treviño	Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.	1998	1944
Carlos Muñoz Olea	Private Investor	2000	1955
Joaquín Vargas Guajardo	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954
Raúl Rangel Hinojosa	Legal and Financial Advisor and Secretary of the Board of Directors of Vitro, S.A. de C.V.	2001	1949
Alejandro Garza Lagüera	Member of the Executive Committee of Savia, S.A. de C.V. and Vector Casa de Bolsa	2001	1926

Name	Principal Occupation	First Became a Director	Year of Birth
Eduardo Brittingham Summer	Private Investor	2001	1926

The directors listed above were elected for a one year term by our shareholders at the annual general ordinary shareholders’ meeting held on March 17, 2005. The directors receive directors’ fees of three Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and three Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive five Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 15,000.

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

Adrián Sada Treviño, Member and Honorary Chairman of the Board of Directors of Vitro, S.A. de C.V.:

Mr. Sada is Chairman of the Board of Directors of the Fundación Martínez Sada.

Federico Sada González, President and Chief Executive Officer of Vitro, S.A. de C.V.:

Mr. Sada is currently a member of the Boards of Directors of Alpek, S.A. de C.V., the Instituto Tecnológico y de Estudios Superiores de Monterrey, Bombardier, Inc., Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center. Mr. Sada is the former Chairman of the Mexican Council for Foreign Trade. He serves as the Chairman of the Council of the National Museum of History and as the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation. Mr. Sada is also a member of International Business Council of the World Economic Forum. On May 14, 1999, he became the first President of the Mexican Council for International Commerce and he currently serves as President of the Mexico-France Bilateral Committee of that organization.

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

Dionisio Garza Medina, Chairman of the Board of Directors and Chief Executive Officer of Alfa, S.A. de C.V.:

Mr. Garza is the Chairman of the Board of Directors of Universidad de Monterrey and a member of the Boards of Directors of Cemex, S.A. de C.V., Cydsa, S.A. de C.V. and ING México, S.A. de C.V., as well as a member of the Mexican Businessman Council and the Associate Board of Directors of the Harvard Business School. Mr. Garza

is a member of the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies and the Advisory Committee of the New York Stock Exchange, which we refer to as the “NYSE.”

Gustavo Madero Muñoz, Federal Congressman (Representative), Mexican Congress:

Mr. Madero serves as a Representative in the Mexican Congress and is the Chairman of the Tax and Finance Committee of the Mexican Congress. He is also Chairman of the Boards of Directors of Hermanos Madero, Electronic Publishing and Campestre Carolinas. Mr. Madero is the Regional Vice President of Grupo Financiero Banamex Accival, S.A. de C.V. as well as a member of the Board of Directors of ING-Comercial América, S.A. de C.V. Mr. Madero is also the President of our Audit Committee.

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

Lorenzo Zambrano Treviño, Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.:

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

Carlos Muñoz Olea, Private Investor:

Mr. Muñoz is Vice-President of Fomento Bursátil, Super Mart and Manufacturas de Concreto. In addition, he is a member of the Board of Directors of Instituto Tecnológico y de Estudios Superiores de Monterrey, Chihuahua Campus and Banamex (northern zone).

Joaquín Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS, S.A. de C.V.:

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

Eduardo Brittingham Summer, Private Investor:

Mr. Brittingham is Chief Executive Officer of Auto Express Rápido Nuevo Laredo, S.A. de C.V., Laredo Autos, S.A. de C.V. and Corporación Internacional de Manufacturas.

Examiner and Secretary

We have a comisario, or “Examiner,” who is elected by our shareholders at the annual general ordinary shareholders’ meeting. Under Mexican law, the Examiner’s duties include, among other things, examination of our operations, books, records and any other appropriate documents and the presentation of a report of such examination at the annual general ordinary shareholders’ meeting. At the annual general ordinary shareholders’ meeting held on March 17, 2005, Manuel Güemez de la Vega was elected to serve as Examiner for one year and Julio Escamez Ferreiro was elected as alternate Examiner also for one year. The Examiner receives a fee of three Centenarios, or its equivalent monetary value, per each meeting of our Board of Directors and three Centenarios, or its equivalent monetary value, per each meeting of the committees of our Boards of Directors he attends, other than the Audit Committee, for which he receives five Centenarios, or its equivalent monetary value, per each meeting he attends plus a monthly fee of Ps. 15,000.

Our Board of Directors appoints the Secretary of our Board of Directors, who need not be a director. The current Secretary of our Board of Directors, elected at our annual general ordinary shareholders’ meeting held on March 17, 2005, is Raúl Rangel Hinojosa.

Senior Management

The following table sets forth certain information with respect to our senior managers (directores). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was selected as a member of the senior management.

Name	Title	Current Position Held Since	Year of Birth
Federico Sada González	President and Chief Executive Officer	1995	1949
José Domene Zambrano	Chief Operating Officer and Acting President of the Flat Glass business unit	2001/ 2005	1954
Francisco Romero Ramos	General Counsel	2002	1964
Claudio Del Valle Cabello	Chief Administrative Officer	2003	1960
Álvaro Rodríguez Arregui	Chief Financial Officer	2003	1967

Alfonso Gómez Palacio Gastelum	President of the Glass Containers business unit	2003	1942
Roberto Rubio Barnes	President of the Glassware business unit	2003	1955

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

José Domene Zambrano, Chief Operating Officer and Acting President of the Flat Glass business unit:

Mr. Domene received a Bachelor of Science in Chemical Engineering at the University of Wisconsin-Madison in 1976 and a Master of Business Administration from Stanford University in 1979. Mr. Domene joined Alfa, S.A. de C.V. in 1976, working in several executive positions in strategic planning. In 1982, Mr. Domene was appointed Vice President of Finance, Planning and Tourism of the Electronics and Food Division at Grupo Protexa, S.A. de C.V. He was later promoted to President of Real Estate and Tourism at such corporation. In 1987, Mr. Domene joined Cemex, S.A. de C.V. as Chief Executive Officer of Cementos Anáhuac. He was then appointed Chief Financial Officer of Cemex, S.A. de C.V. and later, Chief Executive Officer of Empresas Tolteca de México, S.A. de C.V. In 1991, Mr. Domene was appointed President of Cemex International. In April 1999, Mr. Domene became the Chief Executive Officer in Altos Hornos de México, S.A. de C.V. Mr. Domene joined us in April 2000. Mr. Domene was appointed our Chief Operating Officer in April 2001. In March 2005, he was also appointed Acting President of the Flat Glass business unit.

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

Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo León, Mexico. Also, in 2001 Mr. Del Valle was appointed Vice President of the Fiscal Committee of the Mexican Stock Exchange. Mr. Del Valle was the President of the Issuers’ Committee of the Mexican Stock Exchange and as of today act as Tax vice President of the Issuers Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana.

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

Family Relationship of Directors and Senior Management

Seven of our 22 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrián Sada Treviño is the father of Messrs. Adrián Sada González and Federico Sada González. Mr. Tomás González Sada is a cousin of Messrs. Adrián Sada González and Federico Sada González and a nephew of Mr. Adrián Sada Treviño. Mr. Andrés Yarte Cantú is Mr. Adrián Sada Treviño’s son-in-law and Messrs. Adrián Sada González’s and Federico Sada González’s brother-in-law, as well as a cousin by marriage of Mr. Tomás González Sada. Mr. Gustavo Madero Muñoz is a cousin of Mr. Carlos Muñoz.

Use of Certain Assets and Services

Certain of our directors and senior managers used certain of our assets for personal purposes, including our corporate aircraft and a boat, and received personal services performed by certain of our personnel, a number of whom are exclusively dedicated to performing such services. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The personal use of such properties and receipt of personal services was done in accordance with our Política de Uso de Activos Restringidos, our use of restricted assets policy, and our Política de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by the Audit Committee of our Board of Directors. The aggregate amount of compensation set forth in “—Compensation” does include the cost to us of providing most of this use or these services.

Compensation

For the year ended December 31, 2004, the aggregate compensation we paid to our directors and senior managers was approximately Ps.157 million ($14.1 million). This amount includes directors’ fees, salaries, the use of certain assets and services, as described above, and variable compensation.

During 2004, we accrued amounts relating to pension and retirement benefits for our senior managers. Our directors were not entitled to pension or retirement benefits from us during 2004. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See “—Pension Benefits.”

Directors’ Compensation

Pursuant to the Mexican General Law of Corporations, our shareholders, at our the annual general ordinary shareholders’ meeting held on March 17, 2005, agreed to compensate our directors with three Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders’ meeting, the shareholders resolved that the members of each of our Board of Director’s committees, other than the Audit Committee’s members, shall receive three Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee’s members’ expanded responsibilities pursuant to recently enacted legislation, the members of such committee receive five Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 15,000. The aggregate amount of compensation set forth in “—Compensation” includes fees paid to our directors.

Variable Compensation

In 2001, we implemented a variable compensation plan in order to align the objectives of our employees with our business strategy. The purpose of this plan is to: (i) recognize the extraordinary performance of our employees, (ii) align the interests and incentives of our employees with those of our shareholders, (iii) focus on key priorities and (iv) attract and retain talented employees.

In order to determine the variable compensation payable to employees under our variable compensation plan, we monitor the improvement of the following metrics: (i) earnings before interest, taxes, depreciation and amortization, (ii) cash flow from operations, (iii) the quality of our products, services and procedures, as determined by our quality model and (iv) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 1.2 and 6.0 times their monthly base salary.

In 2004, we paid $2.1 million to our employees under our variable compensation plan mentioned above.

Employee Stock Option Plan

In March 1998, we adopted an employee stock option plan with respect to our Shares, which we refer to as the “Plan.” Pursuant to the Plan, effective on the dates listed in the table below, we granted to certain of our employees, senior managers and directors, which we collectively refer to as the “Eligible Executives,” stock options pursuant to which the Eligible Executives have the right to buy one of our Shares for each such option at an exercise price to be determined at the time such options are exercised, except for the options granted in 2000, 2001 and 2002, the exercise price of which were determined at the time of issuance of the options. We refer to each date on which we granted such options as a “Grant Date.” We established a stock option trust, which we refer to as the “Stock Option Trust,” to manage the Plan. As of March 17, 2005, the Stock Option Trust held approximately 22.7 million of our Shares. We did not grant any stock options in 2003 or in 2004.

Subject to certain exceptions, stock options generally vest and become exercisable as described in this paragraph. Options granted in 1998 and 1999 generally vest and became exercisable with respect to 50% of the shares covered thereby on the third anniversary of the Grant Date and with respect to 25% of the shares covered thereby on each of the fourth and fifth anniversaries of the Grant Date. Options granted in 2000 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the second, third, fourth and fifth anniversaries of the Grant Date, and options granted in 2001 and 2002 generally vest and become exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date. All options granted under the Plan expire on the tenth anniversary of the applicable Grant Date. Upon the consummation of a change in our ownership or control, options granted under the Plan will generally vest and become immediately exercisable with respect to all shares covered thereby and will remain exercisable for a period of 180 days, after which any unexercised options will be canceled.

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

The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information.

	For the year ended December 31,
	1998(1)	1999	2000	2001	1998(1)	2002	Total outstanding

Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950
Options cancelled or exercised at December 31, 2004	2,350,000	928,000	2,904,525	2,211,525	109,250	2,059,475
Options outstanding December 31, 2004	463,300	1,965,000	1,947,375	993,275	831,700	1,822,475	8,083,125
Initial Exercise Price	Ps. 31.31(3)	Ps. 14.88(3)	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53
Adjusted Exercise Price at December 31, 2004(2)	Ps. 49.94	Ps. 25.46	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53
_________________
(1)      In 2001, we repriced 940,950 options granted in 1998 to Ps. 13.00 per option.
(2)      The Adjusted Exercise Price as of December 31, 2004 shown in the table assumes the exercise of such options on December 31, 2004. These exercise prices are shown for illustrative purposes only and may not represent the Adjusted Exercise Price of such options at the time of their exercise.
(3)      The exercise price for options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of our common shares relative to the cumulative performance of the "Indice de Precios y Cotizaciones" of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000, 2001 and 2002.

Compensation cost charged against income for the Plan was Ps. 62 million, Ps. 30 million and Ps. 12 million, for 2002, 2003 and 2004, respectively. The aggregate amount of compensation set forth in “—Compensation” does not include the cost of the grant of options under the Plan.

Pension Benefits

Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan’s actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We increased our weighted-average discount rate from 4.5% in 2002 to 5.75% in 2003 and 2004 to reflect market interest rate conditions. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted-average of long-term returns on our pension plans were 6.0% in 2002 and 7.0% for 2003 and 2004. With respect to the pension plans in the United States, as of December 31, 2004, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2004, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 554 million while the related estimated obligations were Ps. 2,009 million. Our aggregate pension expense in 2004 was approximately Ps. 322 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in note 10 and note 22 to our consolidated financial statements for the years ended December 31, 2003 and 2004.

During 2003, we amended some of our pension plan obligations.  This change consists principally in paying the present value of life-time expectancy in a one time payment at retirement, instead of monthly payments after retirement.

The assets of our pension plans include 39,150,000 Shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Severance Benefits

Some of our senior managers are entitled to a severance payment equal to up to three times of their annual base salary, if they cease to be employed by us in connection with a change of control of Vitro, S.A. de C.V. This severance benefit is in addition to any severance payment due to such senior manager under Mexican law.

One of our senior managers is employed by us pursuant to a three year guaranteed employment contract ending on October 2006.

BOARD PRACTICES

Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. If the one year term of office of any of our directors is not renewed at the annual general ordinary shareholders’ meeting, that director will serve until a successor director is duly elected and takes office. At our annual general ordinary shareholders’ meeting held on March 17, 2005, our shareholders resolved that our Board of Directors would consist of 15 directors. We have no alternate directors. We have not entered into a service contract with any of our directors providing for benefits to such directors upon their ceasing to be our directors.

Pursuant to our by-laws, our Board of Directors must meet at least four times per calendar year and dedicate one such meeting to the analysis of our medium- and long-term strategies. Meetings usually take place at our principal executive offices. However, if necessary, such meetings may be held anywhere within or outside of Mexico or by telephone. For a quorum to exist at a meeting of our Board of Directors, a majority of the directors must be in attendance. The affirmative vote of the majority of the directors present at a duly called meeting of our Board of Directors is required for the adoption of any resolution. Minutes must be prepared after every meeting of our Board of Directors to reflect the resolutions adopted and any relevant discussions that took place. Such minutes must be signed by the Chairman of the Board, the Secretary and the Examiner, to the extent each of them attended the meeting. Resolutions adopted at meetings not conducted in person have the same force and effect as those adopted at a meeting conducted in person as long as they are duly documented and are unanimously adopted.

In addition, our Board of Directors may create as many committees as it deems appropriate for the discharge of its duties. Pursuant to our by-laws, the following committees must be established: (i) Evaluation and Compensation Committee, (ii) Audit Committee and (iii) Finance and Planning Committee. In addition, our Board of Directors has established a Corporate Responsibility Committee.

Each committee consists of between three and six directors and has the ability to delegate to experts, advisors or consultants such tasks or powers as our Board of Directors deems appropriate. The committees meet as often as necessary and must provide a report of their activities and findings to our Board of Directors at any time our Board of Directors requests such report or whenever the committee deems appropriate to report any events or facts that are relevant to us.

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

Our Audit Committee’s members are Messrs. Gustavo Madero, Jaime Serra Puche, Joaquín Vargas and Alejandro Garza Lagüera. Mr. Gustavo Madero is the President of our Audit Committee. None of the members of our audit committee meets the qualifications to be an “audit committee financial expert, but the committee and its members are in compliance with Mexico’s rules and practice for this type of Committee. See “Item 16A. Audit Committee Financial Expert.” Our Audit Committee’s charter provides that (i) the members of the committee must be elected by our Board of Directors, (ii) the committee must be comprised of at least three and not more than seven of our independent directors, (iii) the president and secretary of the committee must be appointed by our Board of Directors, (iv) any member of the committee may call a meeting through written notice given to the other members of the committee at least five days before such meeting, (v) the committee must meet at least three times per year, (vi) the committee must provide to our Board of Directors and at our annual general ordinary shareholders’ meeting a report about the annual activities of the committee, (vii) the attendance of at least the majority of the committee’s members will be considered a quorum and the committee’s resolutions shall be adopted by the vote of at least the majority of its members present at the relevant meeting, (viii) resolutions of the committee may be adopted without a meeting, provided such resolutions are approved unanimously and confirmed in writing and (ix) the committee must perform such duties as required by law and by our Board of Directors. Moreover, pursuant to our Audit Committee’s charter, that committee must verify that the internal and external audit duties are duly performed and confirm our compliance with all laws and regulations regarding the reliability, sufficiency and transparency of our financial statements.

Our Audit Committee has the authority to, among other things, (i) appoint, compensate and supervise our independent auditors, (ii) review our independent working program, letters and reports and inform our Board of Directors about the audit’s results, (iii) work as a communication channel between our Board of Directors and our internal and independent auditors, (iv) resolve conflicts between our senior management and our independent auditors, (v) assist our Board of Directors in the review, preparation and issuance of our financial statements, (vi) analyze our management’s proposal regarding our internal controls, (vii) verify that we have implemented mechanisms to ensure compliance with applicable laws and regulations, (viii) create procedures for the receipt of information from protected witnesses or anonymous sources, (ix) obtain support from external consultants or advisors for the accomplishment of its duties, (x) resolve issues involving conflicts of interest and transactions among related parties, (xi) review our annual reports filed with the SEC and the CNBV and (xi) approve our Code of Ethics and Business Conduct.

Our Board of Directors has established an Evaluation and Compensation Committee which is comprised of Messrs. Adrián Sada González, Federico Sada González, Carlos Represas, Lorenzo Zambrano, Alejandro Garza Lagüera and Eduardo Brittingham. Mr. Lorenzo Zambrano is the President of our Evaluation and Compensation Committee. Not all of the members of our Evaluation and Compensation Committee are “independent directors” (as defined under the listing standards of the NYSE) see “—Item 10. Additional Information—Differences in Corporate Governance Practices.” Our Evaluation and Compensation Committee operates under the following guidelines, which were approved by our Board of Directors and provide that the committee must (i) meet whenever it deems necessary, (ii) support and advise our Board of Directors in the evaluation and compensation of our Chief Executive Officer and other senior managers, (iii) be composed of at least three and not more than seven members, (iv) advise our Board of Directors about procedures to be proposed to our Chief Executive Officer and other senior managers, (v) propose criteria to observe in the evaluation of our Chief Executive Officer’s and other senior manager’s performance, pursuant to our Board of Director’s own guidelines, (vi) analyze and propose to our Board of Directors the compensation to be granted to our senior managers, (vii) confirm that the recruiting conditions regarding our Chief Executive Officer and other senior managers are in accordance with our Board of Directors’ guidelines, (viii) confirm that the severance benefits owed to our Chief Executive Officer and other senior managers are in accordance with our Board of Directors’ guidelines and (ix) ensure that the policies regarding and the composition of our directors’, Chief Executive Officer’s and other senior managers’ compensation package are fully described in our publicly filed annual reports.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Shares by each of our directors and senior managers as of March 17, 2005, the date of our annual general ordinary shareholders’ meeting.

The voting power exercisable by our directors and senior managers may be greater than the percentage of our Shares held by them. See “Major Shareholders.”

Name	Number of Shares Owned	Percentage of Shares Outstanding (5)	Granted Options (6)	Outstanding Options	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date

Adrián Sada González	15,590,085(1)(2)	6.08%	90,400	90,400	13.00	13.00	March 2008
			225,000	225,000	14.88	17.48	March 2009
			430,000	430,000	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	137,500	7.53	N/A	March 2012

Adrián Sada Treviño	29,047,731(1)(3)	10.67%	90,400	90,400	13.00	13.00	March 2008

Federico Sada González	15,509,527(1)(4)	5.94%	90,400	90,400	13.00	13.00	March 2008
			225,000	225,000	14.88	17.48	March 2009
			430,000	107,500	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	137,500	7.53	N/A	March 2012

Tomás González Sada	*	*	—	—	—	—	—

Andrés Yarte Cantú	*	*	—	—	—	—	—

Dionisio Garza Medina	*	*	—	—	—	—	—

Gustavo Madero Muñoz	*	*	—	—	—	—	—

Carlos Represas	*	*	—	—	—	—	—

Jaime Serra Puche	*	*	—	—	—	—	—

Lorenzo Zambrano	*	*	—	—	—	—	—

Carlos Muñoz	6,300,000	2.31%	—	—	—	—	—

Joaquín Vargas	*	*	—	—	—	—	—

Raúl Rangel Hinojosa	*	*	—	—	—	—	—

Alejandro Garza Lagüera	*	*	—	—	—	—	—

Eduardo Brittingham	*	*	—	—	—	—	—

José Domene Zambrano	3,155,059(1)	1.27%	180,000	45,000	11.00	N/A	June 2010
			360,000	90,000	8.27	N/A	March 2011
			360,000	180,000	7.53	N/A	March 2012

Francisco Romero Ramos	*	*	5,400	5,400	13.00	13.00	March 2008
			9,000	9,000	14.88	17.48	March 2009
			18,000	18,000	11.00	N/A	March 2010
			19,200	19,200	8.27	N/A	March 2011
			37,500	37,500	7.53	N/A	March 2012

Claudio Del Valle Cabello	*	*	15,100	15,100	13.00	13.00	March 2008
			28,000	28,000	14.88	17.48	March 2009
			60,000	15,000	11.00	N/A	June 2010

Name	Number of Shares Owned	Percentage of Shares Outstanding(5)	Granted Options(6)	Outstanding Options	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date
			59,000	14750	8.27	N/A	March 2011
			60,500	30,250	7.53	N/A	March 2012

Álvaro Rodríguez Arregui	*	*	—	—	—	—	—

Alfonso Gómez Palacio Gastelum	*	*	54,300	54,300	13.00	13.00	March 2008
			90,000	90,000	14.88	17.48	March 2009
			120,000	30,000	11.00	N/A	June 2010
			130,000	32,500	8.27	N/A	March 2011
			150,000	75,000	7.53	N/A	March 2012

Roberto Rubio Barnes	*	*	48,200	48,200	13.00	13.00	March 2008
			100,000	100,000	14.88	17.48	March 2009
			180,000	45,000	11.00	N/A	June 2010
			190,000	47,500	8.27	N/A	March 2011
			150,000	75,000	7.53	N/A	March 2012
____________________
* Beneficially owns less than one percent of our Shares.
(1)      Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or dispositive power with respect to securities. All such Shares have the same voting rights as the Shares held by any other shareholder.
(2)      Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son, Adrián Sada Cueva.
(3)      Reported as a group with his wife, Mrs. María Nelly González de Sada.
(4)      Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons, Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.
(5)      For purposes of calculating percentage of Shares outstanding, we assumed that the number of our Shares outstanding was 273 million Shares, which is the number equal to our issued Shares minus the sum of (i) our Shares held by the Stock Option Trust and (ii) our Shares held as treasury stock. As of March 17, 2005, approximately 22.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares were held as treasury stock. For an explanation of why we account for our Shares held by the Stock Option Trust as not outstanding, see “Presentation of Certain Information.”
(6)      The options listed below are options to purchase our Shares.

See “—Compensation—Employee Stock Option Plan” for a discussion of the only arrangement providing our employees with equity-based compensation.

EMPLOYEES

As of December 31, 2004, we employed approximately 25,500 persons, almost 80% of whom were located in Mexico.

The following table sets forth, for the periods indicated, the period end and average number of employees of each of our three operating business units and our corporate offices.

	2002		2003		2004
Business Unit	Period End	Average	Period End	Average	Period End	Average
Flat Glass	10,990	10,966	10,687	10,570	9,850	10,069
Glass Containers	10,922	11,191	9,981	10,295	9,997	10,290
Glassware	4,581	4,870	4,410	4,579	4,812	4,605
Corporate Offices	680	737	751	687	806	783
Total	27,173	27,794	25,829	26,131	25,465	25,747

The following table sets forth, for the periods indicated, our employees by geographic location.

	2002		2003		2004
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	21,380	22,002	20,296	20,546	19,865	20,217
United States	2,987	3,080	2,845	2,861	2,760	2,729
Rest of the world	2,806	2,712	2,688	2,724	2,840	2,801
Total	27,173	27,794	25,829	26,131	25,465	25,747

In recent years, we have decreased the number of our employees through employee reduction programs and divestitures.

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

In the United States, a majority of our workers are currently affiliated with labor unions. Management believes that it has a good relationship with its employees in the United States and the labor unions to which they are affiliated.

Item 7.   Major Shareholders and Related Party Transactions

Unless the context otherwise requires, in the section entitled “Major Shareholders” of this Item 7 the words “we,”“us,”“our,” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

MAJOR SHAREHOLDERS

Our Shares are the only class of our common stock that is outstanding. As of March 17, 2005, approximately 324 million of our Shares were issued and approximately 295.7 million of our Shares were issued and outstanding. As of such date, approximately 22.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares were held as treasury stock. Under Mexican corporate law, our Shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other or our Shares are entitled to vote. However, for accounting purposes, those of our Shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding.

We have one class of American Depositary Shares, which we refer to as “ADSs,” registered under the Securities Act. Our ADSs are evidenced by American Depositary Receipts, which we refer to as “ADRs,” and each of our ADSs represents three Ordinary Participation Certificates, which we refer to as “CPOs.” Each CPO represents one of our Shares. Our ADSs and CPOs have no voting rights with respect to the underlying Shares, but have all the economic rights relating to those Shares. The trustee that holds our Shares represented by CPOs is required to vote those Shares in the same manner as the majority of our Shares not so held that are voted in the relevant shareholders’ meeting. This has the effect of increasing the voting power of holders of our Shares (other than the trustee) in excess of the percentage of our Shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our Shares outstanding held by them. As of March 17, 2005, approximately 30% of our Shares were represented by CPOs. See “Item 10. Additional Information”— Description of Our CPOs” for further information on our CPOs and ADSs.

In addition, for purposes of calculating the percentage of our Shares outstanding that are held by any shareholder, we account for the Shares held by our Stock Option Trust as not outstanding. For an explanation of why we account for our Shares held by the Stock Option Trust as not outstanding, see “Presentation of Certain Information.” However, our Shares held by Vitro’s Stock Option Trust may be voted by us, which, if voted affirmatively, would allow the requisite affirmative vote on a matter to be reached even if the percentage of our Shares outstanding that voted affirmatively on that matter is less than the requisite affirmative vote. As of March 17, 2005, approximately 22.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares (not including Shares held by the Stock Option Trust) were held as treasury stock.

In addition, 39, 150,000 Shares are held by our pension plans in trust. Those Shares are treated as outstanding for all purposes.

The following table sets forth our major shareholders and their shareholdings as of March 17, 2005, the date of our annual general ordinary shareholders’ meeting. The Shares held by our major shareholders have the same voting as the Shares held by any other shareholder.

Name	Shares outstanding(1)	% of Shares outstanding(1)(2)

Pension Plan Trust	39,150,000	14.34%
Mrs. María Nelly González de Sada(3)(4)	14,150,011	5.18%
Mr. Adrián Sada Treviño(3) (4)	14,897,720	5.49%
Mr. Adrián Sada González(5)	15,590,085	6.00%
Mr. Federico Sada González(5)	15,509,527	5.94%
Ms. Alejandra Sada González	14,877,752	5.45%
_______________
(1)     For purposes of calculating our issued and outstanding Shares, we included, when applicable, options granted to the applicable shareholders.

(2)      For purposes of calculating percentage of Shares outstanding, we assumed that the number of our Shares outstanding was 273.0 million Shares, which is the number equal to our issued Shares minus the sum of (i) our Shares held by the Stock Option Trust and (ii) our Shares held as treasury stock. As of March 17, 2005, approximately 22.7 million of our Shares were held by the Stock Option Trust and approximately 28.3 million of our Shares were held as treasury stock. For an explanation of why we account for our Shares held by the Stock Option Trust as not outstanding, see “Presentation of Certain Information.”
(3)      Mr. Adrián Sada Treviño and his wife, Mrs. María Nelly González de Sada, together hold 10.67% of our issued and outstanding Shares.
(4)  Mrs. María Nelly Sada de Yarte, her children and her children’s spouses collectively hold 7,557,834 of our Shares, representing 2.77% of our issued and outstanding Shares. Mrs. María Nelly Sada de Yarte is daughter of Mr. Adrián Sada Treviño and Mrs. María Nelly González de Sada.
(5)       Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Adrián Sada Cueva.
(6)      Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

RELATED PARTY TRANSACTIONS

Corporate Airplanes and Certain Other Assets

We own and lease certain assets, including three airplanes, a helicopter and a boat, that are primarily used by certain of our directors and senior managers for business purposes, including meeting with customers and suppliers. Our Política de Uso de Activos Restringidos, our restricted asset policy, is a policy approved by our Audit Committee and our Compensation Committee which establishes guidelines under which certain of our assets can be used by our directors and senior managers for personal purposes. The Política de Uso de Activos Restringidos permits certain of our directors and senior managers to use these assets for personal purposes for a specified number of hours per year, subject to certain limitations. If a director’s or senior manager’s use of these assets for personal purposes exceeds the specified number of hours, that director or senior manager must reimburse us for the cost of operating the assets he uses during the excess time of use. We do not expect that any reimbursement from our directors and senior managers will cover a significant portion of our expenses relating to these assets. See “Item 6. Directors and Senior Management—Use of Certain Assets and Services.”

Certain Arrangements with Respect to Real Estate

From time to time, certain of our directors and senior managers use certain real estate owned by the families of certain of our directors and senior managers to meet with our customers or for other of our business purposes. We pay an annual fee for the right to use these properties for a specified number of hours per year.

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

In 2004, the aggregate amounts paid as annual fees for the use of the described real estate was approximately $0.9 million.

Goods Sold to or Purchased from Certain Companies

In the ordinary course of business, we sell flat glass products and glass containers to Distribuidora Prez, S.A. de C.V. and Nueva Mexicana de Vidrio y Aluminio, S.A. de C.V., whose shareholders are Mr. Manuel Güemez de la Vega and his family. Mr. Güemez de la Vega is also our Examiner. All sales made to these entities are on an arm’s-length basis on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. In 2004, the aggregate amount of these sales was approximately Ps. 28 million.

From time to time, we purchase paint for industrial equipment from Regio Empresas, S.A. These purchases are made after arm’s-length negotiations and on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. In 2004, the aggregate amount of these purchases was less than Ps. 1.2 million. As a group, certain of our directors and senior managers own approximately 25% of the outstanding shares of common stock of Regio Empresas, S.A. These directors and senior managers are also shareholders of Vitro.

Services Performed by Neoris

On May 13, 2004, after completing a bidding process we conducted to select a vendor, we entered into a five year agreement with Neoris, a software developer, which is owned by Cemex, S.A. de C.V. Mr. Lorenzo Zambrano, one of our directors, is the Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V. The agreement was entered into on an arm’s-length basis and the aggregate amount that we will be required to pay under this agreement will depend on the software developments that we require. In 2004, the aggregate amount paid under this agreement was approximately Ps. 22 million.

On June 16, 2005, after a bidding process among three parties, Vitro selected Neoris as the System Integrator for the implementation of the Enterprise Resource Planning (ERP) Project for our Flat Glass business and corporate companies. The preliminary agreement, to be ratified by a contract currently being negotiated, was reached under an arm’s length basis. The total fees to be paid to Neoris by Vitro will depend on the final scope of the project, which is still being negotiated.

Item 8.   Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 to F-50 for a copy of our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.

Export Sales

The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2004.

		Flat Glass	% of Consolidated Net Sales		Glass Containers		% of Consolidated Net Sales		Glassware		% of Consolidated Net Sales		Consolidated		% of Consolidated Net Sales

		(Ps millions)			(Ps.millions	)			(Ps.millions	)			(Ps.millions	)
2004
Domestic sales	Ps.	3,124	25%	Ps.	6,486		61%	Ps.	1,819		67%	Ps.	11,483		44%
Export sales		3,410	26%		3,006		28%		907		33%		7,323		28%
Foreign subsidiaries		6,165	49%		1,210		11%		0		0%		7,375		28%

Total net sales	Ps.	12,699	100%	Ps.	10,702		100%	Ps.	2,726		100%	Ps.	26,181		100%

2003
Domestic sales	Ps.	3,658	28%	Ps.	6,360		61%	Ps.	1,854		67%	Ps.	11,845		45%
Export sales		2,955	23%		2,868		27%		901		33%		6,724		26%
Foreign subsidiaries		6,446	49%		1,223		12%		0		0%		7,669		29%

Total net sales	Ps.	13,059	100%	Ps.	10,451		100%	Ps.	2,755		100%	Ps.	26,238		100%

2002

Domestic sales	Ps.	3,663	28%	Ps.	6,839		62%	Ps.	1,995		69%	Ps.	12,401		46%
Export sales		2,973	23%		2,779		25%		883		31%		6,635		25%
Foreign subsidiaries		6,425	49%		1,440		13%		0		0%		7,865		29%

Total net sales	Ps.	13,061	100%	Ps.	11,058		100%	Ps.	2,878		100%	Ps.	26,901		100%

Legal or Arbitration Proceedings

The Mexican Comisión Nacional del Agua has entered an administrative order finding that one of our subsidiaries owes approximately $6.0 million with respect to unpaid water discharge use duties and related late payment penalties and interest. Currently, we are discussing settlement options.

During the early 1990’s Vitro guaranteed debt of a then subsidiary of Vitro in the United States named Container Corp. This company subscribed debt as a vehicle to purchase the shares of Anchor Glass. The USIRS claims that Container Corp. should have withhold part of the fee paid to Vitro in consideration for the guarantee issued by Vitro. The USIRS liquidated the principal plus interest of the amount they claimed is owed. Such amount adds up to nearly $8.0 million. The case is set to be tried on the second week of October 2005.

For information relating to the PBGC matter, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—PBGC Matter.”For information relating to litigation on tax refunds, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Tax Refunds.”

Other than as set forth immediately above, there are no material pending legal proceedings to which we are a party.

Dividend Policy

Holders of the majority of our issued and outstanding Shares, acting at a general ordinary shareholders’ meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of Vitro’s Board of Directors. The Board of Directors, taking into account our financial position and the terms of the shareholders’ approval, generally determines the timing for the payment of the dividends that was approved at the general ordinary shareholders’ meeting. See “Item 3. Key Information—Selected Consolidated Financial Information—Dividends per Share” for the dividends we have paid since 2000.

Significant Changes

Since the date of our annual financial statements no significant change in our financial information has occurred other than those changes described in “Item 5. Operating and Financial Review and Prospects.”

Item 9.  The Offer and Listing

Unless the context otherwise requires, in this Item 9 the words “we,”“us,”“our” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.

LISTING DETAILS

We are registered as a public company in Mexico. Our Shares are listed on the Mexican Stock Exchange, where they trade under the symbol “VITROA.” Our ADSs are listed on the NYSE and trade under the symbol “VTO.”

The following table sets forth, for each year in the five year period ended December 31, 2004, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for our Shares.

	Mexican Stock Exchange Pesos per Share(1)(2)				NYSE U.S. dollars per ADS(2)(3)
Year	High		Low		High	Low

2000	Ps.	17.00	Ps.	6.60	$5.81	$2.00
2001		11.30		6.96	3.50	2.14
2002		14.09		6.47	4.54	2.08
2003		11.63		7.03	3.10	2.00
2004		14.66		9.75	4.02	2.47
__________________
(1) Source: Infosel.
(2) Not adjusted for dividends.
(3) Each of our ADSs indirectly represents three of our Shares.

The following table sets forth, for each quarter in the two year period ended December 31, 2004, and the three month period ended March 31, 2005, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Mexican Stock Exchange Pesos per Share(1)(2)				NYSE U.S. dollars per ADS(2)(3)
Year	High		Low		High	Low

2003
First Quarter	Ps.	9.51	Ps.	7.80	$2.85	$2.12
Second Quarter		7.95		7.03	2.25	2.00
Third Quarter		9.00		7.06	2.47	2.04
Fourth Quarter		11.63		8.15	3.10	2.14
2004
First Quarter	Ps.	14.66	Ps.	11.06	$4.02	$2.90
Second Quarter		14.15		11.50	3.76	2.92
Third Quarter		11.45		9.75	3.02	2.47
Fourth Quarter		12.90		10.06	3.38	2.60
2005
First Quarter	Ps.	12.93	Ps.	9.01	$3.45	$2.40
________________________
(1) Source: Infosel.
(2) Not adjusted for dividends.
(3) Each of our ADSs indirectly represents three of our Shares.

The following table sets forth, for each month in the six month period ended May 31, 2005, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Mexican Stock Exchange Pesos per Share(1)(2)				NYSE U.S. dollars per ADS(2)(3)
Month	High		Low		High	Low
December 2004	Ps.	12.90	Ps.	10.45	$3.38	$2.70
January 2005		12.93		10.80	3.45	2.87
February		12.24		10.79	3.28	2.87
March		11.30		9.01	3.04	2.40
April		9.90		8.62	2.63	2.40
May		9.10		8.49	2.50	2.32
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

As of March 17, 2005, approximately 17% of our outstanding Shares were publicly held through CPOs and approximately 13% of our outstanding Shares were publicly held through ADSs. Holders of ADSs and CPOs have no voting rights with respect to the underlying Shares, but have all economic rights relating to those Shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as CPO Trustee, is required to vote our Shares held by the CPO Trust in the same manner as the majority of our Shares that are not so held that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADSs are not able to exercise voting or other rights granted to minorities. However, if a Mexican national acquires CPOs, it may request from the CPO Trustee the cancelation of such CPOs and delivery of the underlying Shares.

Item 10. Additional Information.

Unless the context otherwise requires, in this Item 10 the words “we,”“us,”“our” and “ours” refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.

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

Related Party Transactions and Certain Other Transactions

Pursuant to article 22 of our by-laws and article 8 of CNBV's Circular Unica de Emisoras, our Audit Committee must submit to our Board of Directors its opinion regarding transactions (i) between our subsidiaries and our related parties or (ii) that risk our subsidiaries’ net worth.

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

We have not issued shares of common stock representing our variable capital and our fixed capital is Ps. 324 million, which is represented by 324 million of our Shares.

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

Voting Rights; Preferences and Restrictions

Although at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting must approve the issuance of new series or classes of our common stock, whose terms may contain certain preferences or impose certain restrictions, no series or class of our common stock (other than our Shares and shares of common stock representing the variable portion of our capital stock) has been authorized. Each of our Shares entitles the holder thereof to one vote at each of our general shareholders’ meetings. However, the holders of CPOs or ADSs are not entitled to the voting rights appurtenant to our Shares underlying their CPOs or ADSs. For a detailed description of this limitation, see “—Description of CPOs.”

So long as our Shares are registered at the Securities Section of the Registro Nacional de Valores, which we refer to as the “RNV,” we may not issue shares of common stock that do not grant a right to vote or limit other corporate rights without the approval of (i) the CNBV and (ii) at least 50% of our outstanding Shares acting at a general extraordinary shareholders’ meeting. Pursuant to our by-laws, there may not exist outstanding shares of our common stock whose terms are different than the terms of our Shares in excess of 25% of the aggregate book value of our outstanding equity capital. Notwithstanding the foregoing, the CNBV may authorize the increase of the foregoing limit by an additional 25% of the aggregate book value of our outstanding equity capital provided that such additional shares must be non voting or otherwise restricted shares and must be converted into our Shares within five years of their issuance.

Dividends

At each of our annual general ordinary shareholders’ meeting, our Board of Directors must submit our audited consolidated financial statements for the previous fiscal year, together with a report thereon prepared by our Board of Directors, to our shareholders for their consideration and approval. If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by Mexican GAAP. Thereafter, a majority of our Shares present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the repurchase of our Shares or other reserve funds.

Those of our Shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Those of our Shares that are partially paid are entitled to share in a dividend or distribution in the same proportion that such Shares have been paid at the time of the declaration of such dividend or distribution. In accordance with the Código de Comercio, which we refer to as the “Mexican Code of Commerce,” our shareholders have five years to claim their dividends, beginning on the date the dividends are declared payable. If the dividends are not claimed during such period, a shareholder’s right to the dividend is extinguished. For a description of dividend rights applicable to holders of CPOs, see “—Description of CPOs.”

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

Employee’s Mandatory Share in the Company’s Profits

Pursuant to Mexican law, each of us and our subsidiaries must pay to their respective employees 10% of the taxable income of such entity (as computed for these purposes),

previous years pursuant to such law, refer to note 17 of our consolidated financial statements included elsewhere in this annual report.

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

Purchase Obligation

In accordance with our by-laws, if our registration with the Securities Section of the RNV is canceled, whether by request of the CNBV or by our initiative, the shareholders holding a majority of our Shares having the right to make decisions at general shareholders’ meetings or having the right to appoint a majority of our Board of Directors must make a public offer to purchase all other outstanding Shares prior to effectiveness of such cancelation. In addition, if less than all of the outstanding Shares are sold pursuant to the public offer to purchase, such shareholders must place in trust, for at least six months, the amount necessary to purchase all other outstanding Shares.

The price at which such Shares must be purchased by our controlling shareholder is the higher of (i) the average closing quotation price made for the 30 trading days prior to the date at which the withdrawal will become effective, during a period which shall not be greater than six months and (ii) the book value per share, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange. If the numbers of days on which the Shares have been traded during the period set forth in the preceding paragraph is less than 30 days, the number of days on which the Shares were effectively traded shall be used instead for purposes of calculating the purchase price of the Shares. Notwithstanding the foregoing, the shareholders holding a majority of our Shares having the right to make decisions at general shareholders’ meetings or having the right to appoint a majority of our Board of Directors are not required to make such public offer if 95% of our Shares present at the relevant general shareholders’ meeting approve the delisting of our Shares from the Mexican Stock Exchange.

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

A general ordinary shareholders’ meeting must be held at least once a year within the first four months following the end of the prior fiscal year. The annual general ordinary shareholders’ meeting is held every year (i) to discuss, approve or modify our Board of Directors’ annual report regarding our prior year’s financial results, the business’s development, relevant projects, the policies adopted by our Board of Directors and our current financial condition, (ii) to elect our directors and Examiner for the immediately subsequent year, (iii) to determine our directors’ and Examiner’s compensation for the immediately subsequent year, (iv) to consider and approve our Board of Directors’ annual report to our shareholders regarding our subsidiaries’ prior year’s results and performance, including the approval of their respective financial statements for the preceding fiscal year and (v) to determine the maximum amount we may use to purchase our Shares. A general ordinary shareholders’ meeting may be called and held at any time (i) to discuss and approve the acquisition or disposition of our Shares, whose value exceeds 20% of our shareholders’ equity as determined by reference to our most recent financial statements, whether through one transaction or a series of transactions, (ii) to discuss and approve the disposition of shares of one of our subsidiaries dedicated to the production, manufacture, distribution or sale of flat glass, glass containers or glassware products, when such disposition would cause the change of control of such subsidiary and (iii) to approve an increase or decrease of the variable portion of our capital. At any such general ordinary shareholders’ meeting, any shareholder or group of shareholders holding 10% or more of our outstanding Shares may appoint one of our directors. A majority of our Shares present at the annual general ordinary shareholders’ meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year. The directors elected at the annual general ordinary shareholders’ meeting serve for a renewable term of one year. If the one year term of office of any of our directors is not renewed at the annual general shareholders’ meeting, each such director will serve until his or her successor is duly elected and takes office.

The quorum for a general ordinary shareholders’ meeting convened at the first call is at least 50% of our outstanding Shares entitled to vote at such meeting and action may be taken by holders of a majority of our Shares present at such meeting. If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of our Shares present at such subsequent meeting and action may be taken by a majority of our Shares present at such subsequent meeting. The quorum for a general extraordinary shareholders’ meeting convened at the first call is at least 75% of our Shares entitled to vote at such meeting. If a quorum is not present, subsequent meetings may be called at which at least 50% of our Shares entitled to vote at such subsequent meeting will constitute a quorum. Whether on first or subsequent calls to a meeting, actions at a general extraordinary shareholders’ meeting may be taken only by at least 50% of our outstanding Shares, except for the cancelation of the registration of our Shares with the Securities Section of the RNV or the delisting of our Shares from the Mexican Stock Exchange, which actions may only be taken by at least 95% of our outstanding Shares.

General shareholders’ meetings may be called by (i) our Board of Directors or our Examiner, (ii) 10% of our Shares entitled to vote at such meeting by means of a request to our Board of Directors or our Examiner to call such a meeting, (iii) a Mexican court if our Board of Directors or our Examiner does not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders’ meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders’ meeting within such two year period: (a) the annual report of our Board of Directors regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and Examiner or (d) the compensation of our directors and Examiner. Notice of general shareholders’ meetings must be published in the Periódico Oficial del Estado de Nuevo León or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders’ meeting. Only shareholders who have either deposited Shares at our offices or who present statements issued by Indeval or an Indeval Participant evidencing ownership by such person of our Shares will be admitted as a shareholder to a general shareholders’ meeting. In order to attend and participate in a general shareholders’ meeting, each shareholder must obtain from our Secretary a certificate acknowledging his, her or its status as a shareholder at least 48 hours before the date of the general shareholders’ meeting. A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.

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

If a distribution by us consists of a stock dividend on our Shares, such distributed shares will be transferred to Indeval on behalf of the CPO Trustee, and held in the CPO Trust. The CPO Trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of our Shares received by the CPO Trustee as the stock dividend. If the maximum amount of CPOs that may be delivered under the CPO Deeds would be exceeded as a result of a dividend on our Shares, a new CPO deed will be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO Deed) may be issued. If the CPO Trustee receives any distribution with respect to our Shares held in the CPO Trust (other than in the form of cash or additional Shares), the CPO Trustee will adopt such method as it may deem legal, equitable and practicable to effect the distribution of such property. If we offer, or cause to be offered, to the holders of our Shares, the right to subscribe for additional Shares, subject to applicable law, the CPO Trustee will offer to each holder of CPOs the right to instruct the CPO Trustee to subscribe for such holder’s proportionate share of such additional Shares (subject to such holder providing the CPO Trustee (through Indeval) with the funds necessary to subscribe for such additional Shares). Neither we nor the CPO Trustee will be obliged to register such rights or the related Shares or CPOs under the Securities Act. If an offering of rights occurs under applicable law and without registration under the Securities Act, and CPO holders provide the CPO Trustee with the necessary funds, the CPO Trustee (through Indeval) will subscribe for the corresponding number of our Shares, which will be placed in the CPO Trust (to the extent possible), and deliver additional CPOs (through Indeval) in respect of such shares to the applicable CPO holders pursuant to the CPO Deeds or, if applicable, through a new CPO deed.

According to Mexican law, dividends or other distributions and the proceeds from the sale of our Shares held in the CPO Trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions by the CPO Trustee or ten years from such sale will become the property of the Mexican Secretaría de Salud.

Changes Affecting our Shares

With respect to our Shares, upon any change in par value, a stock split, any other reclassification, a merger or consolidation affecting us, or if we pay dividends by distributing shares or other goods different from our Shares, the CPO Trustee shall determine, in an equitable and proportional manner, any required amendments to be made to the CPO Trust, the CPO Deeds and the CPOs, as well as to the instruments representing such CPOs. If in connection with a redemption of our Shares, any of our Shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the CPO Technical Committee (as defined in “—Administration of the CPO Trust”) determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of our Shares held in the CPO Trust called for redemption) and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

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

Administration of the CPO Trust

Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the “CPO Technical Committee,” consists of five members and their respective alternates. Each of the following entities appoints one member of the CPO Technical Committee: the Comisión Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociación Mexicana de Casas de Bolsa, the Common Representative (as defined below) and the CPO Trustee. Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banca Serfín, Sociedad Anónima, Institución de Banca Múltiple, Grupo Financiero Serfín, has been appointed as the common representative of the holders of CPOs and we refer to it as the “Common Representative.”

Pursuant to the Negotiable Instruments Law, the duties of the Common Representative include, among others (i) verifying the due execution and terms of the CPO Trust Agreements, (ii) verifying the existence of our Shares being held in the CPO Trust, (iii) authenticating the Global CPO, (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled, (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled, (vi) calling and presiding over CPO holders’ general meetings, each of which we refer to as a “CPO General Meeting,” and (vii) carrying out the decisions adopted thereat. The Common Representative may request from the CPO Trustee all information and data necessary for the performance of its duties. The CPO holders, by a resolution adopted at a duly held CPO General Meeting, may (i) revoke the appointment of the Common Representative and appoint a substitute Common Representative and (ii) instruct the Common Representative to undertake certain actions.

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

Status of CPO Holders

The CPO Trust Agreements and the CPO Deeds provide that any investor deemed a non-Mexican investor acquiring CPOs shall be considered under the CPO Trust Agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit its CPOs to the Mexican government. A holder of CPOs is deemed to have invoked the protection of the home government of such holder by, for example, asking such government to interpose a diplomatic claim against the Mexican government with respect to the CPO holders’ rights or by bringing suit in its home jurisdiction against the Mexican government with respect to such rights. CPO holders will not be deemed to have waived any of their other rights, including any rights such holders may have under the United States securities laws or pursuant to the terms and provisions of the CPOs.

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

Indebtedness

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and factoring programs” for a summary of the terms of the agreements and instruments governing our and our subsidiaries’ material indebtedness.

Off-Balance Sheet Arrangements

See “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” for a description of our and our subsidiaries’ off-balance sheet arrangements.
___________________

EXCHANGE CONTROLS

See “Item 3. Key Information—Risk Factors—Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us.”

MATERIAL TAX CONSEQUENCES

The following summary contains a description of certain material U.S. federal income tax and Mexican federal income tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs by a holder who or which is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs or CPOs. This discussion does not purport to be a description of all of the possible tax considerations that may be relevant to the purchase, ownership, sale or other disposition of our ADSs or CPOs.

Mexican Federal Income Taxation

The following general summary of Mexican taxes is based on Mexican federal income tax laws in force on the date of this annual report, which laws are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Mexican law of the purchase, ownership, sale or other disposition of our ADSs or CPOs by persons or entities which are not residents of Mexico for tax purposes.

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

For purposes of this summary, the term “Non-Resident Holder” means a holder that is not a resident of Mexico and does not hold our ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican tax law, an individual is a resident of Mexico if he or she has established his or her domicile in Mexico, or if he or she has another domicile outside Mexico but his or her “center of vital interest” (as defined under the Mexican Fiscal Code) is located in Mexico. In addition to certain other circumstances, it is considered that the “center of vital interests” of an individual is located in Mexico, if more than 50% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management is located in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate that he or she is not a tax resident. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Our ADSs, CPOs and Shares

Taxation of Cash Distributions

Pursuant to the Mexican Income Tax Law, dividends or profits distributed by entities organized in Mexico will not be subject to income tax if such profits were previously taxed at the entity level. Otherwise such entities shall compute the income tax owed on such profits at the then effective tax rate and pay such taxes to the Ministry of Finance and Public Credit. In 2004, 2005, 2006 and 2007 and thereafter, the effective tax rate will be 33%, 30%, 29% and 28%, respectively. Non-residents of Mexico will not be subject to income tax on dividends or profits paid by a Mexican company.

Taxation of Sale or Other Disposition

For Non-Resident Holders, proceeds from the sale or disposition of ADSs or CPOs made through an authorized stock exchange recognized under a tax treaty to which Mexico is a party (such as the NYSE) and meeting certain additional requirements are exempt from Mexican tax, provided that the shares of the issuer of such stock are sold or disposed of through a stock market holding a concession under the Mexican Law of the Securities Market. In the case of a public offer to purchase shares, there is a taxation exemption of gains realized by stockholders who held the applicable shares at the time such securities were registered in the Registro Nacional de Valores. Such exemption shall only apply if five years have elapsed from the initial placement of such shares on an authorized stock exchange or on a stock exchange recognized under a tax treaty to which Mexico is a party. Shares are deemed placed on an authorized stock exchange when at least 35% of the capital stock of such issuer have been placed on such authorized stock exchange.

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

Non-Resident Holders are exempt from income tax in Mexico arising from the sale or other disposition of our ADSs or CPOs, provided the sale satisfies the requirements in the first paragraph of this section. If the sale of our ADSs or CPOs by a Non-Resident Holder fails to satisfy the requirements in that paragraph, the transaction will be subject to Mexican federal tax at a rate of 25% of the gross amount realized, with no deduction. If the Non-Resident Holder has a representative in Mexico according to the Income Tax Law, and such stockholder is a resident of a country which is not deemed subject to a territorial tax regime or a territory with a preferred tax regime, such stockholder may instead apply the tax rate of 33% on the net profit realized. In addition, such stockholder is required to file an opinion of a public accountant registered with the tax authorities setting forth such accountant’s opinion that the tax was computed in accordance with the applicable provisions.

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

United States Federal Income Taxation

The following summary of United States federal income taxes is based on United States federal income tax laws in force on the date on which this annual report is filed, which laws are subject to change, possibly with retroactive effect. It describes the principal United States federal income tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs, as the case may be, by:

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

This section applies only to holders who hold ADSs or CPOs as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”). This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, United States Holders whose functional currency is not the U.S. dollar, persons holding our ADSs or CPOs as part of a hedge, straddle, conversion or other integrated transaction, banks, insurance companies, real estate investment trusts (REITs), regulated investment companies (RICs), tax-exempt entities, certain United States expatriates or corporations owning at least 10% of the total combined voting power of our capital stock.

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

For United States federal income tax purposes, a United States Holder of one of our ADSs generally will be treated as the beneficial owner of three CPOs. Each of our CPOs will represent an economic interest in one of our Shares. The ADSs are evidenced by ADRs (see “Item 9. The Offer and Listing—Markets—Trading on the New York Stock Exchange”).

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

Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes. Subject to certain limitations, United States Holders generally may elect to claim a foreign tax credit against their United States federal income tax liability for foreign tax withheld (if any) from dividends received in respect of our ADSs or CPOs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or CPOs, as applicable, generally will be “passive income” and therefore any United States federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such United States Holders may have from foreign source income not qualifying as passive income, respectively. United States Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

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

Taxation of Sale or Other Disposition

Unless a nonrecognition provision applies, a United States Holder will recognize capital gain or loss upon a sale or other disposition of our ADSs or CPOs in an amount equal to the difference between the amount realized on their disposition and such United States Holder’s basis in our ADSs or CPOs. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to United States federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 15% currently. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a United States Holder of our ADSs or CPOs generally should constitute gains or losses from sources within the United States.

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

Passive Foreign Investment Company Considerations

We believe that we are not currently, and we do not expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC for United States federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a United States Holder owns our ADSs or CPOs at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our ADSs or CPOs, such United States Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC.

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

United States Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of dividends on our ADSs or CPOs and the proceeds of certain sales of our ADSs or CPOs in respect of United States Holders other than certain exempt persons (such as corporations). A 28% backup withholding tax will apply to such payments if the United States Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the United States Holder fails to report in full all dividend and interest income and the United States Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder’s United States federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the United States Internal Revenue Service.

Tax Treaties

The benefits of treaties for avoidance of double taxation shall only be applicable to taxpayers who can demonstrate that they are tax residents in the applicable country for tax purposes and who comply with the conditions of the respective treaty.

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

In addition, Mexico has in effect similar tax treaties with Argentina, Australia, Austria, Belgium, Canada, Chile, the Czech Republic, Denmark, Ecuador, Finland, France, Germany, Indonesia, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Netherlands, Norway, Poland, Portugal, Romania, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and file the following with the SEC:

•	annual reports on Form 20-F;

•	certain other reports or information that we make public under Mexican law, file with the CNBV and the Mexican Stock Exchange or distribute to our shareholders; and

•	other information.

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

DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01

Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a Board of Directors in which 25% of its members must be independent as defined under the Mexican Securities Market Law. In accordance to our by-laws, eight of the fifteen member of the Board must be independent. Our Board of Directors is not required to make a determination as to the independence of our directors. The definition of independence under Mexican law differs from the NYSE standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company (one-year cooling off period);

(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor’s or creditor’s total sales or purchases;

(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total

NYSE Standards	Our Corporate Governance Practices
contributions received;

(vi) a CEO or other high ranking officer of another company in which the issuer’s CEO or other high ranking officer is a member of the Board of Directors; or

(vii) a “family member” related to any of the persons mentioned above in (i) through (vi).

“Family member” includes a person’s spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

  Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04

Nominating Committee. We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05

Compensation Committee. We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation and compensation committee, the members of which are not all independent, as independence is defined under the Mexican Securities Market Law.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

Audit Committee. We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of

NYSE Standards	Our Corporate Governance Practices
Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to a written charter adopted by our Board of Directors. For a detailed description of the duties of our audit committee, see Item 6. Directors and Officers of Registrant—Audit Committee

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03
Equity Compensation Plans.
Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)
Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our web site: www.vitro.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)

Conflicts of Interest. In accordance with Mexican law and our bylaws, the audit committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the Board of Directors.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00	Solicitation of Proxies. We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we

& 402.04	inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting either in person or through a person having a proxy specifically designated by the shareholder.

Peer Review. Galas, Yamazaki, Ruiz, Urquiza, S.C., a member practice of Deloitte Touche Tohmatsu, ur independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at www.vitro.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures About Market Risk

Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of interest rates and foreign currency exchange rates. To minimize our exposure to these risks, we utilize financial derivative instruments. We enter into derivative transactions for periods and amounts consistent with related underlying exposures. We do not enter into derivative transactions for arbitrage or speculative purposes.

Debt Subject to Market Risk

The table below sets forth information, as of December 31, 2004, regarding our debt obligations with maturities originally extending for more than one year and that are sensitive to changes in interest rates or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal payments according to their respective maturity dates. The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (for example, the Vicap Notes or the 2013 Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument (for example, fair value of fixed-rate UDIs future cash flows is discounted back using the forward variable rate that applies to the most recent issuance of Certificados Bursátiles). The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2004.

For a description of our most recent financing transactions, see “—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s 10.75% Senior Secured Guaranteed Notes due 2011,”“—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Senior Secured Term Loan” and “—Indebtedness and factoring programs—Long-Term Debt—Glass Containers Business Unit—Vena’s Receivables Securitization.”

Expected Maturity Date
		2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(1)		Ps. 0	Ps. 0	Ps. 1,806	Ps. -	Ps. 474	Ps. 4,300	Ps. 6,580	Ps. 6,566
Weighted-average coupon	11.73%
Floating-Rate Debt:
Dollar-denominated(1)		Ps. 847	Ps. 3,542	Ps. 634	Ps. 274	Ps. 94	Ps. 0	Ps. 5,391	Ps. 5,391
Weighted-average interest rate	LIBOR plus 5.72%
Euro-denominated(2)		Ps. 39	Ps. 34	Ps. 29	Ps. 24	Ps. 3	Ps. 0	Ps. 129	Ps. 129
Weighted-average coupon	Euribor 1.33%
Peso-denominated		Ps. 157	Ps. 219	Ps. 126	Ps. 566	Ps. 150	Ps. 0	Ps. 1,218	Ps. 1,218
Weighted-average interest rate	182-day CETES plus 3.21%
UDI-denominated(3)		Ps. 54	Ps. 1,254	Ps. 0	Ps. 0	Ps. 0	Ps. 0	Ps. 1,308	UDI 370
Weighted-average interest rate	8.98%
____________________

(1)	The principal amount of our dollar-denominated debt was translated to pesos at Ps.11.1495 per U.S. dollar, the Free Exchange Rate as of December 31, 2004.
(2)	The principal amount of our euro-denominated debt was translated at 15.0941 per euro, the exchange rate as of December 31, 2004.
(3)	Based on the pesos per UDI value published by Banco de México in the Diario Oficial de la Federación, which in turn is based on the INPC.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations, most of which bear interest at floating-rates. In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating-rate debt.

As of December 31, 2004 we did not have any interest rate swap agreements outstanding.

During 2004, we unwound all the interest rate swap agreements that we had outstanding on December 31, 2003 with the effect on the interest expense of a charge of Ps.238 million for the cash paid for unwinding the transactions.

On June 2005, we entered into two new interest rate swaps with a starting nominal amount of $282 million, which will decrease quarterly as agreed. The swaps will hedge the average of our Libor based debt with the effect of converting it into fixed interest rate debt at an average rate of 4.0535 starting January 2006 through December 2007. This swap has an extendible option for the counterpart for two more years.

Foreign Currency Exchange Rate Risk

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our operating income and our debt obligations. In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. The table below sets forth information, as of December 31, 2004, regarding our currency swaps and options used to hedge our exposure to U.S. dollar exchange rate risk.

	Exchange of Notional Amounts
Currency Exchange Options	2005	2006	2007	2008	Total	Fair Value
	(millions, except for percentages)

Options covering dollar-denominated debt:
Notional $ million (receive)	$ 32	$ 0	$ 0	$ 0	$ 32
Nominal Pesos (pay)	Ps. 400	Ps. 0	Ps. 0	Ps. 0	Ps. 400	Ps. (1)
___________________
(1)	These currency options were entered into hedge our naturalexposure to exchange rate variations due to our shortfall between U.S. dollar income against U.S. dollar amortizations and interest payments.

During 2004, we unwound all the currency swap agreements that we had on December 31, 2003 with the following effects on the exchange loss (i) a credit of Ps.162 million for the cash received from the unwound transactions, and (ii) a charge of Ps.341 million for the non-cash effect of increased debt when valuating the debt at the market exchange rate, instead of the agreed in the swap agreement.

During 2005, we have entered into new option agreements through “collar” strategy. We are buying calls at ceiling exchange rates and selling puts at floor exchange rates. All the agreements have less than one-year maturity.

Natural Gas Price Risk

In order to protect against the volatility of natural gas prices, as of May 31, 2005, we had hedges on the price of natural gas for approximately 7,280,000 MMBTUs or approximately 52% of our estimated natural gas consumption needs in Mexico for the remainder of the year ending December 31, 2005. The hedges were entered into with Pemex, Cargill and Citibank and entitle us to purchase gas at an average price of $7.32 per million MMBTU. As of May 31, 2005, the closing price of natural gas on the New York Mercantile Exchange was $6.78 per million MMBTU.

As of December 31, 2004, we had hedges on the price of natural gas for approximately 13,200,000 MMBTUs or approximately 55% of our estimated natural gas consumption needs in Mexico for the year ending December 31, 2005.

Other Financial Instruments Risks

As described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and factoring programs,” a swap and the 13.889% Credit Linked Notes issued by the CLN Issuer in connection with its purchase of the 2009 Senior Notes convey certain exposure to financial risk to us until the total amount of the 2009 Senior Notes are sold by CSFBI. Our exposure depends on the market value of the Vicap Notes and the occurrence of a “Credit Event” (as defined in the 13.889% Credit Linked Notes).

Item 12.   Description of Securities Other than Equity Securities

Not applicable.

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Covenant Compliance

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios.

We are currently not in (i) default in the payment of principal, interest or sinking or purchase fund installments or (ii) any other material default, in each case, under the instruments governing our indebtedness or our off-balance sheet arrangements. However, we are currently seeking amendments or waiver of covenants continued in certain of our credit facilities. See “Item 3. Key Information—Risk Factors—We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and factoring programs—Covenant Compliance.”

Within 2002 and 2003, we breached certain of our covenants relating to the maintenance of financial ratios and other matters contained in certain of our credit agreements and in one of our accounts receivable factoring programs. In each case, either (i) such breach was waived by the lender, (ii) we repaid in full the outstanding indebtedness under such credit agreements or (iii) we purchased the accounts receivable from the lender. At no time did we fail to make required principal or interest payments.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

Our management does not expect that our “disclosure controls and procedures”, which we refer to as our “Disclosure Controls,” or our internal control over financial reporting, which we refer to as our “Internal Controls,” will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of the controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, even when we are continuously evaluating and updating, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Disclosure Controls and Procedures

We have conducted an evaluation of the effectiveness of the design and operation of our Disclosure Controls as of December 31, 2004. This evaluation, which we refer to as the “Controls Evaluation,” was conducted under the supervision and with the participation of management, including our CEO, CAO, CFO and General Counsel.

Based upon the Controls Evaluation, our CEO, CAO, CFO and General Counsel have concluded that the Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Internal Control over Financial Reporting

Management (CEO, CAO and CFO) is responsible for establishing and maintaining adequate internal controls over financial reporting. Accordingly, management evaluated the effectiveness of our internal controls using the COSO Enterprise Risk Management Framework and concluded that during the year ended December 31, 2004, there have been no material changes in our Internal Controls that have materially affected or are reasonably likely to materially affect, our Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.   Reserved

Item 16A.   Audit Committee Financial Expert

As required by the regulations issued by the CNBV, on August 26, 2004, the Audit Committee engaged Mr. Alfonso González Migoya as the experto financiero (financial expert) serving as advisor to the Audit Committee of our Board of Directors. Although the attributes necessary to be an experto financiero for purposes of the CNBV’s regulation are not the same attributes necessary to be an “audit committee financial expert” under the rules and regulations issued by the SEC and the listing standards of the NYSE, Mr. Alfonso González meets all the requisite qualifications to be an “audit committee financial expert”, except that he is not a member of our Board of Directors. He receives compensation from us for his services to the Audit Committee.

None of our directors meet the qualifications to be an “audit committee financial expert” (as defined under the rules and regulations of the SEC and the listing standards of the NYSE). We consider that the current number and composition of our Board of Directors is appropriate to effectively govern us and set our strategic direction. In addition, in accordance with the guidelines of the Mexican Codigo de Mejores Prácticas Corporativas, or best corporate practices code, we have decided not to increase the size of our Board of Directors, which would have allowed us to include a Director meeting the qualifications to be an “audit committee financial expert” on our Board of Directors and Audit Committee.

Item 16B.   Code of Ethics

We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. The code of ethics became effective on April 1, 2004 and is available on our website at www.vitro.com. If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver on our website at the same address. As part of our Code of Ethics, on March 7, 2005, we launched our anonymous internet submission system where all of our employees can denounce violations to the Code of Ethics. On the same date, a toll free number was enabled to also receive such complaints.

Since the effectiveness of the code of ethics, the code of ethics has not been amended nor have any waivers therefrom been granted.

Item 16C.   Principal Accountant Fees and Services

The following table sets forth, for the periods indicated, the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, our independent auditor for (i) Audit Fees, (ii) Tax Fees, and (iii) Other Fees. The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2004.

For the year ended December 31,
	2003	2004
(Ps. millions)
Audit Fees	Ps. 21.6 53%	Ps. 28.3 90%
Tax Fees	7.5 19%	3.2 10%
Other Fees	11.4 28%	0.0 0%
Total	Ps. 40.5 100%	Ps. 31.5 100%

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Galaz, Yamazaki, Ruiz, Urquiza, S.C. in connection with their audit of our annual consolidated financial statements and the audit of the financial statements of each one of our subsidiaries.

Tax Fees. The amount set forth as Tax Fees in the table above represents fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C. in connection with tax advice and compliance services.

Other Fees. The amount set forth as Other Fees in the table above represents fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C. in connection with internal audit services during 2003.

Other Audit Firms

During 2003, Galaz, Yamazaki, Ruiz Urquiza, S.C. did not audit the annual financial statements of Vitro Flex and Comegua whose results of operations and financial position are included in our audited consolidated financial statements. The aggregate net sales of these two entities represented 8% of our consolidated net sales for the year ended December 31, 2003, and their aggregate assets represented 10% of our consolidated assets for the year ended December 31, 2003.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee is responsible for hiring, compensating and supervising the work of Galaz, Yamazaki, Ruiz Urquiza, S.C., our independent auditor. Generally, all services that Galaz, Yamazaki, Ruiz Urquiza, S.C. perform for us have to be authorized by our Audit Committee before the performance of those services begins. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 3% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.

Item 16D.   Exemption from the Listing Standards for Audit Committees

Not applicable

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2004, we did not repurchae or sell our shares.

As of December 31, 2004 approximately 28.3 million of our shares remained held as treasury stock.

Item 17.   Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.   Financial Statements

The consolidated financial statements of Vitro, S.A. de C.V. and its subsidiaries attached to this annual report have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., independent registrered public accountants, as stated in their report with respect to our audited consolidated financial statements.

Item 19.   Exhibits

Exhibit No.	Description	Page
1.1	Amended and restated by-laws (estatutos sociales) of Vitro, S.A. de C.V., together with an English translation	*****
2.1
Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt
**
2.2	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the “CPO Trust Agreement”), together with an English translation	**
2.3	Public Deed dated November 29, 1990 (the “Public Deed”), together with an English translation	**
2.4	Common Shares Trust Agreement	**
2.5	CPO Trust Agreement and Public Deed	**
2.6	Form of Certificado Bursátil	****
2.7	Indenture dated as of May 1, 1997 among Vicap, S.A. de C.V., Vitro, S.A. and Texas Commerce Bank National Association, as Trustee (including exhibits)	***
2.8	Form of 11 3/8% Guaranteed Senior Note due 2007 (included in Exhibit 2.7)	***
2.9	Form of 11 3/8% Guarantee (included in Exhibit 2.7)	***
2.10	Indenture dated as of April 30, 2002 between Vitro, S.A. de C.V. and JPMorgan Chase Bank (including exhibits)	****
2.11	Form of 11.50% Senior Note due 2009 (included in Exhibit 2.10)	****
2.12	Indenture dated as of October 22, 2003 between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits)	*****
2.13	Form of 11.75% Senior Note due 2013 (included in Exhibit 2.12)	*****
2.14	Indenture dated as of July 23, 2004 among Vitro Envases Nortéamerica, S.A. de C.V., certain subsidiaries of Vitro Envases Nortéamerica, S.A. de C.V. and the Bank of New York, as Trustee	*
2.15	Form of 10.75% Senior Secured Guaranteed Notes due 2011 (included in Exhibit 2.14)	*
2.16	Supplemental Indenture dated as of February 7, 2005 between Vitro Envases Nortéamerica, S.A. de C.V. and The Bank of New York, as Trustee	*
4.1	Vitro Flex, S.A. Joint Venture Agreement dated October 1, 1979 between Ford Motor Company and Vidrio Plano de Mexico, S.A.	**
4.2	Articles of Incorporation and By-laws of Vitro Flex, S.A. together with an English translation	**
4.3	Agreement dated March 29, 1965 between Pilkington Brothers Limited and Fomento de Industria y Comercio S.A.	**
4.4	Letter Agreements dated June 15, 1998 amending the Technical Assistance Agreement dated September 1, 1983 between Pilkington Brothers plc and Vitro Flotado, S.A. de C.V.	**
4.5
Master Investment Agreement dated August 15, 1997 among Libbey Inc., Libbey Glass Inc., LGA 2 Corp., LGA 3 Corp. and LGA 4 Corp., on the one hand, and Vitro, S.A., Vitrocrisa Holding, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vitrocrisa, S.A. de C.V., World Crisa Corporation and Crisa Corporation
***

Exhibit No.	Description	Page
4.6	Loan Agreement dated as of August 14, 2001 among Compañía Vidriera, S.A. de C.V., HSBC Securities (USA) Inc., Salomon Smith Barney Inc. and certain other lenders party thereto	****
4.7	Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., VVP Holding Corp., VVP Syndication, Inc., Salomon Smith Barney Inc., and certain other lenders party thereto	****
4.8
Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., certain subsidiaries and affiliates of Vitro Plan, Banco Nacional de México, S.A. and certain other lenders party thereto, together with an English translation
****
4.9	Credit Agreement dated as of April 2, 2004 among Vitrocrisa Comercial, S. de R.L. de C.V., Vitrocrisa, S. de R.L. de C.V. and certain financial institutions party thereto	*****
4.10	Guarantee dated as of April 2, 2004 issued by Vitro, S.A. de C.V.	*****
4.11
Factoring Agreement dated as of August 4, 2000 (the “Factoring Agreement”) among Vitro Envases Norteamérica, S.A. de C.V. (“VENA”), certain subsidiaries of VENA party thereto and Transamerica Comercial Finance Corporation (“Transamerica”)
****
4.12	Amendment Number One to the Factoring Agreement dated as of November 1, 2000 among VENA, certain subsidiaries of VENA party thereto and Transamerica	****
4.13	Amendment Number Two to the Factoring Agreement dated as of April 30, 2002 among VENA, certain subsidiaries of VENA party thereto and Transamerica	****
4.14	Receivables Purchase Agreement dated as of May 7, 2004 among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation, ABN Amro Bank N.V. and Finacity Corporation	*****
4.15	Receivables Sales Agreement dated as of May 7, 2004 between Vitro America, Inc. and VVP Funding Corporation	*****
4.16	Purchase Agreement dated as of October 15, 2003 among Vitro, S.A. de C.V. and Citigroup Global Markets Inc. and Credit Suisse First Boston, LLC, as initial purchasers	*****
4.17	Registration Rights Agreement dated as of October 22, 2003 among Vitro, S.A. de C.V. and Citigroup Global Markets Inc. and Credit Suisse First Boston, LLC, as initial purchasers	*****
4.18	Stock Purchase Agreement dated as of June 3, 2002 among Vitro, S.A. de C.V. Whirlpool Corporation and Whirlpool Holdings, Inc.	****
4.19	Stock Purchase Agreement dated as of January 23, 2004 among Vitro, S.A. de C.V., Vitro Envases Norteamérica, S.A. de C.V., Owens Corning and Owens Corning VF Holdings, Inc.	*****
4.20	Purchase Agreement dated July 16, 2004 between Vitro Envases Nortéamerica, S.A. de C.V. and Citigroup Global Markets, Inc.	*
4.21
Master Collateral and Intercreditor Agreement dated as of July 23, 2004 among Vitro Envases Nortéamerica, S.A. de C.V., HSBC Bank USA, National Association, as Collateral Agent, and The Bank of New York, as Trustee
*
4.22	Purchase Agreement dated as of January 31, 2005 between Vitro Envases Nortéamerica, S.A. de C.V. and Credit Suisse First Boston LLC	*
4.23
Amended and Restated Loan Agreement dated as of February 24, 2005 among Vitro Envases Nortéamerica, S.A. de C.V., Credit Suisse First Boston, as Administrative Agent, and certain other lenders party thereto
*
4.24	Stock Purchase Agreement dataed as of September 25, 2004 among Rexam plc, Rexam Overseas Holding Limited and Vitro, S.A. de C.V.	*

Exhibit No.	Description	Page
4.25
Trust Agreement dated as of March 23, 2005 among Compañía Vidniera, S.A. de C.V., Industria del Álcali, S.A. de C.V., Comercializadora Álcali, S. de R.L. de C.V., ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciana and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero; Assignment of Rights dated as of March 23, 2005 among Compañia Vidnera, S.A. de C.V., Industria del Álcali, S.A. de C.V., Comercializadora Álcali, S. De R.L. de C.V. and ABN AMRO Bank (México), S.A. Institución de Banca Múltiple, Division Fiduciana; certificados subordinados issued by ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, Division Fiduciana together with English summary.
*
4.26	Guaranty dated as of March 31, 2005 among Vitro, S.A. de C.V. and of the holders of the certificados subordinados
4.27
Purchase Agreement dated as of March 31, 2005 among ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciana, Compañia Vidriera, S.A. de C.V., Industria del Álcali, S.A.de C.V., Comercializadora Álcali, S. de R.L. de C.V., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank International", New York Branch

4.28
Placement Agent Agreement dated as of March 29, 2005 among Compañia Vidniera, S.A. de C.V., Industría del Álcali, S.A. de C.V., Comercializadora Álcali, S. de R.L. de C.V., ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciana, and Banco Invex, S.A. Institución de Múltiple, Invex Grupo Financiero

8.1	List of subsidiaries of Vitro, S.A. de C.V.	*
12.1	Certification of the Chief Executive Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Certification of the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.3	Certification of the Chief Administrative Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Certification of the Chief Executive Officer and the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.	*
________________
*      Filed herewith.
**    Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto.
****    Filed as an exhibit to Vitro, S.A. de C.V.’s annual report for the year ended December 31, 2002, and incorporated by reference hereto.
***   Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.
***** Filed as an exhibit to Vitro, S.A. de C.V.’s annual report for the year ended December 31, 2003, and incorporated by reference hereto.

SIGNATURES

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on its behalf.

Date: June 30, 2005

VITRO, S.A. DE C.V.,
by /s/ Federico Sada González
Name: Federico Sada González
Title: President and Chief Executive Officer

by /s/ Claudio Del Valle Cabello
Name: Claudio Del Valle Cabello
Title: Chief Administrative Officer

by /s/ Álvaro Rodríguez Arregui
Name: Álvaro Rodríguez Arregui
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vitro, S.A. de C.V.
Garza García, N. L.

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2004 (all expressed in millions of constant Mexican pesos as of December 31, 2004). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company’s consolidated subsidiaries mentioned in Note 2 b) for the years ended December 31, 2002 and 2003, which statements reflect total assets constituting 9% and 10% of consolidated total assets as of December 31, 2002 and 2003, respectively, and total net sales constituting 9% and 8% of consolidated net sales for the years ended December 31, 2002 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries for the years ended December 31, 2002 and 2003, is based solely on the reports of such other auditors, except as noted below.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Mexico.

The consolidated financial statements of Empresas Comegua, S.A. and its Subsidiaries have been prepared in accordance with accounting principles generally accepted in Guatemala. We have assumed responsibility for auditing the conversion of the amounts in such financial statements into Mexican pesos and accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information in Note 22 is the responsibility of the Company’s management. We have assumed responsibility for auditing the conversion of the amounts in such financial statements to accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 a). The translation of the financial statement amounts into United States dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America..

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Ernesto Cruz Velázquez de León
February 25, 2005
June 29, 2005, as to Notes 21 and 22

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,				Millions of US dollars (Convenience Translation) December 31,
		2003		2004	2004

ASSETS

Cash and cash equivalents	Ps.	1,474	Ps.	2,828	$254
Trade receivables, net		2,325		2,259	202
Other receivables		1,390		1,289	116
Inventories		4,110		4,141	371
Current assets		9,299		10,517	943

Land and buildings		9,467		9,071	813
Machinery and equipment		9,792		8,403	754
Construction in progress		1,038		1,008	90
Goodwill, net of accumulated amortization of Ps.263 and Ps.370		877		734	66
Intangible pension asset		541		442	40
Other assets		1,398		1,056	95
Long-term assets		23,113		20,714	1,858

Total assets	Ps.	32,412	Ps.	31,231	$2,801

The accompanying notes are an integral part of these consolidated financial statements.

Federico Sada G.	Claudio L. Del Valle C.	Álvaro Rodríguez A.
President and Chief Executive Officer	Chief Administrative Officer	Chief Financial Officer

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2004)

December 31,					Millions of US dollars (Convenience Translation) December 31,
		2003		2004	2004

LIABILITIES

Short-term borrowings	Ps.	2,374	Ps.	2,172	$195
Current maturities of long-term debt		2,357		1,097	98
Trade payables		2,301		2,144	192
Accrued expenses		774		860	77
Other current liabilities		1,596		1,500	135
Current liabilities		9,402		7,773	697

Long-term debt		11,918		13,529	1,214
Seniority premiums, pensions and other long-term
liabilities		1,587		1,692	151
Deferred tax liabilities		459		84	8
Long-term liabilities		13,964		15,305	,373
Total liabilities		23,366		23,078	2,070
STOCKHOLDERS’ EQUITY

Capital stock: no par value, 324,000,000 shares issued		324		324	29
Restatement of capital stock		6,460		6,460	579
Capital stock restated		6,784		6,784	608
Treasury stock (52,946,110 shares in 2003 and 51,044,097 in 2004)		(608)		(594)	(53)
Paid-in capital		1,017		1,017	91
Shortfall in restatement of capital		(18,158)		(18,416)	(1,652)
Cumulative initial effect of deferred taxes		(1,624)		(1,624)	(145)
Minimum pension liability adjustment		(348)		(419)	(37)
Retained earnings reserved for
reacquisition of shares of Vitro		2,514		2,000	179
Retained earnings		16,446		16,601	1,489
Total majority interest		6,023		5,349	480
Minority interest in consolidated subsidiaries		3,023		2,804	251
Total stockholders’ equity		9,046		8,153	731
Total liabilities and stockholders’ equity		Ps.32,412		Ps.31,231	$2,801

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts which are in pesos)

	Year ended December 31,			Millions of US dollars, except per share amounts (Convenience Translation) Year ended, December 31,
	2002	2003	2004	2004

Net sales	Ps.26,901	Ps.26,238	Ps.26,181	$2,348
Cost of sales	19,150	18,969	19,261	1,728
Gross profit	7,751	7,269	6,920	620
Selling, general and administrative expenses	5,479	5,309	5,350	479
Operating income	2,272	1,960	1,570	141
Total financing cost	2,483	2,105	1,405	126
Operating income (loss) after financing cost	(211)	(145)	165	15
Other expenses, net	454	156	141	13
Income (loss) before income tax and workers’ profit sharing	(665)	(301)	24	2
Income and asset tax	(504)	54	(52)	(5)
Workers’ profit sharing	52	40	120	11
Net loss from continuing operations	(213)	(395)	(44)	(4)
Net loss from discontinued operations	(128)
Gain on disposal of discontinued operations	506
Net income (loss) for the year	Ps.165	Ps.(395)	Ps.(44)	$(4)
Net income of minority interest	Ps.170	Ps.201	Ps223	$20
Net loss of majority interest	(5)	(596)	(267)	(24)
Ps. 165		Ps.(395)	Ps.(44)	$(4)

Earnings per common share (based on weighted average
shares outstanding of 275,437,527 for 2002,
275,152,973 for 2003 and 271,840,010 for 2004):
Net loss from continuing operations	Ps.(0.77)	Ps.(1.44)	Ps.(0.16)	$(0.02)
Net loss from discontinued operations	(0.47)
Income on disposal of discontinued operations	1.84
Net income of minority interest	(0.61)	(0.73)	(0.82)	(0.07)
Net loss of majority interest	Ps.(0.01)	Ps.(2.17)	Ps.(0.98)	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
(Millions of constant Mexican pesos as of December 31, 2004)

Year ended December 31,			Millions of US dollars (Convenience Translation) Year ended, December 31,
2002	2003	2004	2004
OPERATING ACTIVITIES:
Net loss from continuing operations	Ps.	(213)	Ps.	(395)	Ps.	(44)	$(4)
Add (deduct) non cash items:
Depreciation and amortization		2,122		2,062		2,247	202
Provision for seniority premiums and pensions		205		264		272	24
Amortization of debt issue costs		55		67		123	11
Gain from sale of subsidiaries and associated companies		(72)		(37)		(488)	(44)
Write-off and loss from sale of assets		447		129		329	30
Deferred income tax and workers’ profit sharing		(925)		(138)		(155)	(14)
		1,619		1,952		2,284	205

Increase in trade receivables		(320)		(121)		(125)	(11)
Decrease (increase) in inventories		(560)		68		(271)	(24)
Increase (decrease) in trade payables		(274)		(176)		4	0
Change in other current assets and liabilities, net		323		(61)		159	14
Pension funding payments		(183)		(169)		(187)	(17)
Resources generated from continuing operations		605		1,493		1,864	167
Net loss from discontinued operations		(128)
Proceeds from disposal of discontinued operations		1,551
Operating assets and liabilities from discontinued operations		182
Resources generated from operations		2,210		1,493		1,864	167
FINANCING ACTIVITIES:
Short-term bank loans		6,021		2,741		3,466	311
Long-term bank loans		4,257		6,291		6,063	544
Capital stock contributed by minority interest		8
Monetary effect on liabilities with financing cost		(858)		(647)		(827)	(74)
Payment of short-term loans		(6,775)		(5,440)		(4,478)	(402)
Payment of long-term loans		(2,031)		(3,061)		(3,852)	(346)
Acquisition of treasury stock				(64)
Sale of treasury stock		26		16		14	1
Dividends paid to stockholders of Vitro, S.A. de C.V.		(85)		(117)		(92)	(8)
Dividends paid to minority interest		(300)		(134)		(150)	(13)
Effect from discontinued operations		(46)
Resources generated (used in) from financing activities		217		(415)		144	13
INVESTING ACTIVITIES:
Investment in land and buildings and machinery and equipment		(1,136)		(1,871)		(1,453)	(130)
Sale of land and buildings and machinery and equipment		153		46		20	2
Investment in subsidiaries and associated companies		(13)
Sale of subsidiaries and associated companies		126		201		889	80
Long-term investments		(54)		(238)		186	16
Effect from discontinued operations		(6)
Other		(220)		(226)		(296)	(26)
Resources used in investing activities		(1,150)		(2,088)		(654)	(58)
Net increase(decrease) in cash and cash equivalents		1,277		(1,010)		1,354	122
Balance at beginning of year		1,207		2,484		1,474	132
Balance at end of year	Ps.	2,484	Ps.	1,474	Ps.	2,828	$254

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts)

		Capital stock restated		Treasury stock and paid-in capital		Shortfall in restatement of capital		Cumulative initial effect of deferred taxes		Minimum pension liability adjustment		Retained earnings		Minority interest		Stockholders’ equity
Balance at
January 1, 2002	Ps.	6,784	Ps.	431	Ps.	(18,265)	Ps.	(1,624)	Ps.	(210)	Ps.	19,763	Ps.	4,171	Ps.	11,050
Dividends (Ps.0.27 per share)												(85)				(85)
Decrease in minority interest														(1,489)		(1,489)
Paid-in capital				8												8
Comprehensive income						18				(116)		(5)		374		271
Balance at
December 31, 2002		6,784		439		(18,247)		(1,624)		(326)		19,673		3,056		9,755
Dividends (Ps.0.39 per share)												(117)				(117)
Decrease in minority interest														(136)		(136)
Paid-in capital				18												18
Acquisition of treasury stock				(64)												(64)
Sale of treasury stock				16												16
Comprehensive loss						89				(22)		(596)		103		(426)
Balance at
December 31, 2003		6,784		409		(18,158)		(1,624)		(348)		18,960		3,023		9,046
Dividends (Ps.0.31 per share)												(92)				(92)
Decrease in minority interest														(322)		(322)
Sale of treasury stock				14												14
Comprehensive loss						(258)				(71)		(267)		103		(493)
Balance at
December 31, 2004	Ps.	6,784	Ps.	423	Ps.	(18,416)	Ps.	(1,624)	Ps.	(419)	Ps.	18,601	Ps.	2,804	Ps.	8,153

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts)

1.	Activities of the company

Vitro, S.A. de C.V. (“Vitro”) is a holding company, whose subsidiaries manufacture and market glass, flat glass for construction and automotive uses, glassware for table and kitchen use, thermoformed articles, chemical products and minerals, and capital goods.

2.	Basis of presentation and principles of consolidation

a)	Basis of presentation

The consolidated financial statements of Vitro and its subsidiaries (the “Company”) are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2004, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States (“US”) dollars at the rate of Ps.11.1495 per one dollar, the rate of exchange determined by Banco de México (Mexico’s Central Bank) on December 31, 2004. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America.

b)	Consolidated subsidiaries

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock, or which Vitro controls, are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation. The main subsidiaries the Company consolidates are:

FLAT GLASS Vitro Plan, S.A. de C.V. (65%)	GLASS CONTAINERS Vitro Envases Norteamérica, S.A. de C.V. (100%)	GLASSWARE
Vitro Vidrio y Cristal, S.A. de C.V	Compañía Vidriera, S.A. de C.V.	Vitrocrisa Holding, S. de R.L. de C.V. (51%)
Distribuidora de Vidrio de México, S.A. de C.V.	Vidriera Monterrey, S.A. de C.V.	-Vitrocrisa, S. de R.L. de C.V.
Vitro Automotriz, S.A. de C.V	Vidriera Guadalajara, S.A. de C.V.	-Vitrocrisa Comercial, S. de R.L. de C.V.
Distribuidora Nacional de Vidrio, S.A. de C.V.	Vidriera Los Reyes, S.A. de C.V.	Plásticos Bosco, S.A. de C.V.
Vidrio Plano de México, S.A. de C.V.	Vidriera México, S.A. de C.V.	Fabricación de Cubiertos, S.A. de C.V.
Vitro Flex, S.A. de C.V. (62%)	Vidriera Querétaro, S.A. de C.V.	CORPORATE
Vitro AFG, S.A. (50%)	Vidriera Toluca, S.A. de C.V.
Cristales Automotrices, S.A. de C.V. (51%)	Vitro Packaging, Inc.	Vitro Corporativo, S.A. de C.V.
Vitro America, Inc.	Empresas Comegua S.A. (49.7%)	Servicios y Operaciones Financieras Vitro, S.A. de C.V.
Vitro Colombia, S.A.	Vidrio Lux, S.A.	Fomento Inmobiliario y de la Construcción, S.A. de C.V.
Química M, S.A. de C.V. (51%)	Industria del Álcali, S.A. de C.V.	Aerovitro, S.A. de C.V.
Vitro Cristalglass, S.L. (60%)	Fabricación de Máquinas, S.A. de C.V.
-Vitro Chaves Industria de

Until December 31, 2003, Vitro’s subsidiaries Vitromátic, S. A. de C. V. and subsidiaries (see note 18 b); Empresas Comegua, S.A. and subsidiaries (“Comegua”); and Vitro Flex, S.A. de C.V.; were audited by public accounting firms other than the Company’s principal auditor.

In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10 “Recognition of the Effects of Inflation in Financial Information”, as amended. Such companies’ financial statements are translated into Mexican pesos under the current rate method. The assets, liabilities, stockholders’ equity (except capital stock) and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included as a component of stockholders’ equity.

c)	Investment in associated companies

Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence. Such investments are accounted for by the equity method.

3.	Principal accounting policies

a)	Accounting method for the treatment of the effects of inflation

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, as amended, issued by the Mexican Institute of Public Accountants (“IMCP”), which relates to the recognition of the effects of inflation. The Third Amendment to Bulletin B-10 (the “Third Amendment”) has been adopted in preparing such consolidated financial statements. The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, Vitro’s Mexican subsidiaries use the “Indice Nacional de Precios al Consumidor” (Mexican National Consumer Price Index: “INPC”), published by Banco de México. For Vitro’s foreign subsidiaries the Consumer Price Index - All Urban Consumers - All Items, Unadjusted (“CPI”) published by the US Labor Department is used, and the financial statements are translated using the US dollar exchange rate at the end of the last period presented, except in the case of the subsidiaries located in Spain for which it applies the Index of Prices of Consumption (“IPC”), published by the National Institute of Statistics of Spain and are translated using the exchange rate of the Euro.

Bulletin B-12 “Statements of Changes in Financial Position” establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

b)	Cash and cash equivalents

Highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government Treasury Bonds through money market instruments, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

c)	Financial instruments

Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

d)	Inventories and cost of sales

Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding net realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

e)	Land, buildings, machinery and equipment

Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and restated based on the method of consumer price index adjustment, using the INPC. The initial balance to apply the INPC was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on a general consumer price index from the country of origin and the exchange rate at the end of each period.

Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful life of the asset, in order to depreciate the original cost and the revaluation. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	5 to 30

In December 2004, the Company modified its depreciation and capitalization policy for molds, changing the useful life from 8 to 3 years. This generated an additional depreciation charge of approximately Ps.119. The change also produced additional capitalization of approximately Ps.54, representing a credit to the results of the Company. This modification is consistent with industry practices.

f)	Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use when a potential impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of discounted future net cash flows or the net selling price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above.

g)	Goodwill

Goodwill is amortized on a straight-line basis over a period of 20 years. Amortization expense for the years ended December 31, 2002, 2003 and 2004 was Ps.58, Ps.60 and Ps.49, respectively. Additionally as of December 31, 2003 and 2004 an additional cost in operations of Ps.26 and Ps.70, respectively corresponding to the impairment of goodwill was recorded.

h)	Seniority premiums, retirement plans and severance payments

Cost associated with seniority premiums and pension plans for all personnel are recorded in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 “Labor Obligations” issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age. The method used is the projected unit credit. The Company funds a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

i)	Shortfall in restatement of capital

This item, which is an element of stockholders’ equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation.

j)	Restatement of capital stock and retained earnings

Capital stock and retained earnings, for Mexican subsidiaries, are restated using the INPC from the respective dates such capital was contributed or net income generated to the date of the most recent balance sheet presented. Retained earnings for foreign subsidiaries are restated using the CPI, except in the case of the subsidiaries located in Spain for which the Company applies the IPC.

k)	Employee stock option plan

An employee stock option plan (see note 13 b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the fair value of the stock option award and is recognized over the vesting period.

l)	Transactions in foreign currency for Mexican subsidiaries

All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

m)	Revenue recognition

Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to customers in satisfaction of orders.

n)	Gain (loss) from monetary position

The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the subsidiaries located in Spain for which it applies the IPC.

o)	Income tax, tax on assets and profit sharing to workers

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

p)	Earnings per share

Earnings per share are computed by dividing income by the weighted average number of shares outstanding during each period. Diluted earnings per share is not presented for periods in which all common stock equivalents are anti-dilutive or periods in which the Company records a net loss from continuing operations.

q)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in these consolidated financial statements and in the related disclosures. Actual results could differ from those estimates.

r)	Foreign Subsidiaries as Economic Hedges

In March 2004, management designated some of its foreign subsidiaries as economic hedges, whose accounting treatment is as follows:

The results from exchange rate fluctuation and from monetary position are presented in shortfall in restatement of capital within stockholders’ equity, to the extent the net investment in the foreign subsidiary covers the debt. The results from monetary position are measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this change on the results of operations for the year 2004 was a benefit of Ps.2.

4.	Discontinued operations

On July 3, 2002, Vitro sold its 51% interest in Vitromátic, S.A. de C.V (“Vitromátic”) the holding company of the subsidiaries that comprised the segment Acros - Whirlpool. Vitro sold its ownership in Vitromátic to Whirlpool Corporation, who owned the related remaining 49% interest, for $ 148.3 million. Such sale resulted in a gain of Ps.506 which is presented in the consolidated statement of operations in the line item “Income on disposal of discontinued operations.”

The statement of operations for 2002 has been restated to present the results of Vitromátic as a discontinued operation. The condensed statement of operations of Vitromátic is comprised as follows:

		Period from January 1, to June 30, 2002 (unaudited
Net sales	Ps.	3,623
Cost of sales		3,032
Gross profit		591
Selling, general and administrative expenses		334
Operating income		257
Financing cost and other		486
Income tax		(101)
Net loss	Ps.	(128)

5.	Trade receivables

a)	Trade receivables are recorded net of allowance for doubtful accounts of Ps.77 and Ps.89 at December 31, 2003 and 2004, respectively.

b)
Sales of receivables. - The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at December 31, 2003 and 2004 amounted to $ 99 and $ 105 million, respectively. The Company periodically monitors collections to provide for any uncollectible account.

6.	Inventories

Inventories are summarized as follows:

	December 31,
		2003		2004
Semi-finished and finished products	Ps.	2,794	Ps.	2,893
Raw materials		673		595
Packaging materials		86		100
		3,553		3,588
Spare parts		310		259
Refractory		27		35
Merchandise in transit		196		247
Other		24		12
	Ps.	4,110	Ps.	4,141

7.	Land and buildings and machinery and equipment

Land and buildings and machinery and equipment are summarized as follows:

	December 31,
		2003		2004
Land	Ps.	3,748	Ps.	3,635
Buildings		11,186		10,843
Accumulated depreciation		5,467		5,407
	Ps.	9,467	Ps.	9,071

Machinery and equipment	Ps.	28,682	Ps.	26,935
Accumulated depreciation		18,890		18,532
	Ps.	9,792	Ps.	8,403

8.	Short-term borrowings

At December 31, 2003 and 2004, short-term borrowings denominated in Mexican pesos totaled Ps.178 and Ps.600, respectively, and short-term borrowings denominated in foreign currency totaled Ps.2,196 and Ps.1,572, respectively. During 2004, the Company's weighted average rate for short-term borrowings in Mexican pesos was 10.09% and for short-term borrowings denominated in dollars was 4.93%.

9.	Long-term debt

a)	Long-term debt consists of the following:

	December 31,
	2003	2004
I. Foreign Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 3.00%, principal payable in several installments through 2009.	Ps.190	Ps.135

Unsecured debt, floating interest rate based on LIBOR plus a spread of 2.50%, principal payable in several installments through 2009.		61

II. Foreign Subsidiaries (payable in Euros):
Secured debt, floating interest rate based on EURIBOR plus a spread of 1.25%, principal payable in several installments through 2008.	34	15

	December 31,
	2003	2004
Unsecured debt, floating interest rate based on EURIBOR plus a spread between 0.75% to 2.5%, principal payable in several installments through 2009.	Ps. 117	Ps. 114

III. Vitro and Mexican Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 2.0% and 4.0%, principal payable in several installments through 2009.	3,713	2,430

Unsecured debt, floating interest rate based on LIBOR plus a spread between 0.25% and 2.95%, principal payable in several installments through 2008.	805	194

10.75% Senior secured guaranteed notes due in 2011.		1,813

Senior secured term loan, floating interest rate based on LIBOR plus a spread between 10.25% and 13.75%, principal payable in 2006.		2,564

Unsecured debt, fixed interest rate of 11.50%, principal payable in several installments through 2009.	732	475

11.375% Guaranteed senior unsecured notes due in 2007.	2,065	1,806

11.75% Guaranteed senior unsecured notes due in 2013.	2,634	2,487

IV. Vitro and Mexican Subsidiaries (payable in Mexican Pesos):
Unsecured medium term notes, floating interest rate based on 182 day treasury bonds (CETES) plus a spread between 2.4% and 3.25%, principal payable in 2004, 2008 and 2009.	1,915	716

Secured debt, floating interest rate based on 28 day interbank interest rate (TIIE) plus a spread of 2.0%, principal payable in several installments through 2007.	626	502

V. Vitro and Mexican Subsidiaries denominated in investment units (UDI´s) payable in Mexican Pesos:
Unsecured debt, interest rate of UDI’s plus 8.75% and 9.0%, principal payable in several installments through 2006.	129	70

Unsecured medium term notes, fixed interest rate between 9.0% and 9.9%, principal payable in 2006.	1,152	1,244

	December 31,
	2003	2004
Unsecured medium term notes, floating rate based on UDI’s plus 1.75%, principal payable in 2004.	Ps. 163	Ps.
	14,275	14,626
Less current maturities	2,357	1,097
	Ps. 11,918	Ps. 13,529

As of December 31, 2004, the interest rates of EURIBOR, CETES, TIIE and LIBOR were 2.30%, 8.51%, 8.93% and 2.49%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2004 is as follows:

Year ending December 31,

2006	Ps. 5,049
2007	2,595
2008	864
2009	721
2010 and thereafter	4,300
Ps. 13,529

b)
Certain of the Company’s long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios. The Company complied with the restrictions and covenants during 2004.

In the past, the Company had not complied with some of the financial covenants established in its credit contracts and obtained waivers with the corresponding banks; at no time has the Company failed to make required capital or interest payments. The Company believes that in the future it will have the capacity to obtain additional waivers if necessary.

In addition, under certain of our subsidiaries’ credit agreements; if the subsidiary does not meet certain financial ratios or other conditions, its ability to pay dividends is restricted. During 2003 and 2004, certain subsidiaries were restricted from paying dividends by the credit agreements.

Additionally, in some of the Company’s credit facilities, if it does not meet certain financial ratios at a consolidated level, its ability to incur additional debt is restricted. As of December 31, 2004, the Company is restricted to a maximum of $ 100 million of additional debt for working capital needs, capital expenditures and interest payments and an additional $ 25 million for any other purpose. The capacity of refinancing debt by the Company is not limited.

c)
Debt of the Company totaling Ps.4,961 is collateralized by fixed assets, inventory, machinery, equipment, trade receivables and a first priority lien on its 49.7% equity interest in Comegua, with a book value of Ps.11,216 as of December 31, 2004.

Additionally, Ps.2,498 of debt is collateralized with by cash of Ps.282, which is presented in long-term other assets in the balance sheet.

d)
The Company uses derivative financial instruments as forward contracts, foreign currency swaps ("currency swaps"), currency options and interest rate swaps to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various derivative transactions. It is the Company’s policy not to enter into derivative financial instruments for speculative purposes.

The following table summarizes the derivative financial instruments in place as of December 31, 2004.

Type of transaction	Commencement date	Termination date	Notional amount	Contract currency	Foreign exchange rate
Foreign Currency Options	June 02, 2004	February 15, 2005	$3.7 million	Peso	Ps.12.50
Foreign Currency Options	June 02, 2004	March 15, 2005	$14.6 million	Peso	Ps.12.50
Foreign Currency Options	June 18, 2004	May 13, 2005	$14.0 million	Peso	Ps.12.50

During 2004, the Company cancelled some of its derivative transactions, including interest rate swaps, forward contracts and currency swaps. The effects in the statements of operations of the above mentioned transactions with derivative financial instruments were:

	Income (expense)
	Year ended December 31,
	2003	2004
Interest rate swaps	Ps.(173)	Ps.(268)
Forward contracts	18	(116)
Currency swaps	(11)	(25)
Premiums on foreign currency options		(11)
Net	Ps.(166)	Ps.(420)

10.	Pension plans and seniority premiums

The disclosures relating to the Company's pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 h), together with certain actuarial assumptions utilized, are presented below as of December 31, 2003 and 2004:

	December 31,
	2003	2004
Accu Accumulated benefit obligation	Ps. 1,849	Ps. 2,009
Projected benefit obligation	Ps. 2,379	Ps. 2,623
Plan assets at fair value	(582)	(554)
Unrecognized net loss	(214)	(174)
Unrecognized transition obligation	(380)	(268)
Changes in assumptions and adjustments
from experience	(856)	(1,239)
Projected net liability	Ps. 347	Ps. 388
Additional minimum liability	Ps. 1,093	Ps. 1,122
Net periodic cost (Ps. 234 for 2002)	312	322

At December 31, 2004, the plan assets presented above, include 39.2 million shares of Vitro.

Assumptions	December 31,
	2003	2004
Discount rate	5.75%	5.75%
Expected rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	0.0%	0.0%

11.	Commitments and contingencies

a)
Several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and Mexico City area, entered into a 15 year energy purchase agreement for approximately 100 Megawatts of electricity and 1.3 million tons of steam per year, with Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”). Tractebel started operations in April 2003.

b)
The Company uses different derivative instruments to manage its exposure to the volatility of gas natural prices. The portfolio is dynamically managed, in accordance with the guidelines and policies set by management.

The Company’s natural gas consumption during 2004 was approximately 24,732,000 million British Thermal Units (“MMBTUS”). During 2004, the company hedged for approximately 57% of its consumption of natural gas at an average price of $ 5.03 dollar per MMBTUS.

The market average price per MMBTUS during 2004 was $ 6.14.

The percentage of consumption hedged can vary from 10% to 100% of the estimated consumption. The percentage of consumption hedged and the hedged prices, change constantly according to market conditions based on the Company’s needs and to the use of alternative fuels within its production processes. As of December 31, 2004, the Company had hedges equivalent to 55% of estimated natural gas consumption for 2005.

As of February 25, 2005, the Company had hedges equivalent to approximately 20% - 30% of the annual consumption at an average of $ 6.89 dollars by MMBTUS.

As of February 25, 2005, the market price for MMBTUS was $ 6.72 dollars.

c)
The Company has several non-cancellable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years 2002, 2003 and 2004 was Ps.628, Ps.663 and Ps.608, respectively.

Future minimum lease payments under these agreements are as follows:

2005	Ps.	417
2006		348
2007		278
2008		220
2009		178
2010 and thereafter		264

d)
The Company is not a party to, and none of its assets are subject to, any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in note 11 e) and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

e)
As part of the Company’s disposal of Anchor Glass Containers Corporation (“Anchor”) in 1996, in a transaction approved by the U.S. Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a US government agency that guarantees pensions, a limited guarantee of Anchor's under funded pension liability. No payments would be made under the guarantee unless the PBGC terminated any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funded liabilities from the entity that purchased Anchor's assets.

The amount of the guarantee was originally limited to $ 70 million. The payments would not begin until August 1, 2002 and would be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002.

Beginning February 2002, the guarantee would be reduced by $ 7 million semi-annually until August 1, 2006, when the guarantee would expire if the plans did not terminate.

On April 15, 2002, Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan of Anchor was terminated and the obligations thereunder were assumed by PBGC in exchange for cash, securities and the commitment of carrying out certain future payments. The actual date of termination is not known. On June 20, 2003, PBGC asked for payment from Vitro under the limited guarantee stating that the Plan had terminated on July 31, 2002 and demanded payment of $ 7 million on August 1, 2003 and $ 3.5 million semi-annually through August 1, 2011. As of today the Company has not made any payment. There are various issues concerning such demand, and certain defenses may be asserted by the Company. At this point it is not possible to reasonably estimate the amounts that might ultimately be paid.

f)
The Company is in the process of litigation with the Mexican Tax Authorities (Secretaría de Hacienda y Crédito Público), in relation to Asset Tax (Impuesto al Activo) that the Company considers was unnecessarily paid between 1994 and 1998. If the Company obtains a favorable result, in addition to the amount of the restated tax paid, there is a possibility of recovering interest from the date of the payment to the date of its recovery. No asset has been recorded for this contingent interest income as of December 31, 2004.

12.	Foreign currency operations

a)	At December 31, 2004, the assets and liabilities denominated in foreign currency of the Company's Mexican subsidiaries consist of the following:

	Millions of	Millions of
	US dollars	Mexican pesos
Monetary assets	$ 222	Ps.2,478
Inventories	28	315
Fixed assets	313	3,493
Monetary liabilities	1,232	13,734

b)	Foreign currency operations of the Company's Mexican subsidiaries during 2004 consisted of the following:

	Millions of	Millions of
	US dollars	Mexican pesos
Exports	$ 637	Ps.7,323
Imports	301	3,484
Interest expense, net	122	1,414

c)	The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2004 consisted of the following:

	United States	Central and
	of America	South America	Europe
Net sales	Ps.8,570	Ps.1,459	Ps.1,463
Operating income	176	100	55
Total assets	2,900	2,870	1,723
Total liabilities	1,264	819	825
Capital expenditures	30	141	143

d)	The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company's consolidated financial statements at the following dates were:

	US dollar	Euro
December 31, 2001	Ps.9.1695	Ps.8.0810
December 31, 2002	10.4393	10.9476
December 31, 2003	11.2372	14.1925
December 31, 2004	11.1495	15.0941

On February 25, 2005, the exchange rate was Ps. 11.1086 per one US dollar and Ps. 14.6577 per one Euro.

13.	Stockholders' equity

a)	At December 31, 2003 and 2004, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b)
The Company maintains an Employee Stock Option Plan established in March 1998 (the “Plan”). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps.11.00, Ps.8.27 and Ps.7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950

Options cancelled or exercised at December 31, 2004	2,350,000	928,000	2,904,525	2,211,525	109,250	2,059,475

Options outstanding at December 31, 2004	463,300	1,965,000	1,947,375	993,275	831,700	1,882,475	8,083,125

Initial exercise price	Ps.31.31	Ps.14.88	Ps.11.00	Ps.8.27	Ps.13.00	Ps.7.53

Exercise price at December 31, 2004	49.94	25.46	11.00	8.27	13.00	7.53

*During 2001 the Company modified the exercise price of 940,950 options granted in 1998 to Ps.13.00.

The closing price of the Company’s shares on the Mexican Stock Exchange on December 31, 2004 was Ps.11.62.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company’s common shares relative to the cumulative performance of the Índice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000, 2001 and 2002.

The estimated fair value of the options was made on the Grant Date using the Black-Scholes option-pricing model with the following assumptions:

	1999 - 2001	2002
Risk-free interest rate	15%	3%
Expected life in years	5	8
Price volatility	44%	45%
Dividend Yield	0	0

Compensation cost charged against income for the Plan was Ps.62, Ps.30 and Ps.12, for 2002, 2003 and 2004, respectively.

c)
Retained earnings includes the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2003 and 2004, the legal reserve, in historical pesos, was Ps.72.

d)
As of December 31, 2003 and 2004 the treasury shares held by the Company were 52,946,110 and 51,044,097, respectively, which included the shares held by the Stock Option Trust (see note 13 b) which were 24,674,020 and 22,772,007 as of December 31, 2003 and 2004, respectively.

e)
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. In 2004, the income tax rate was 33%; it will decrease to 30% in 2005, 29% in 2006 and 28% in 2007 and thereafter.

As of December 31, 2003 and 2004 the majority interest stockholders’ equity tax account, corresponding to the contributed capital account and the net consolidated tax income account was Ps.1,520 and Ps.1,083, respectively.

f)	Dividends declared and paid:

	Dividend amount
Stockholders’ meeting date	Nominal	Constant	Payment date
April 5, 2001	Ps. 149	Ps. 177	May, 2001
April 5, 2001	149		(1)
March 14, 2002	75	85	June, 2002
March 27, 2003	108	117	April, 2003
March 25, 2004	89	92	April, 2004

(1) This dividend will be paid on a date to be determined by the Board of Directors.

g)	Minority interest in consolidated subsidiaries consists of the following:

		December 31,
		2003		2004
Capital stock	Ps.	2,289	Ps.	2,232
Shortfall in restatement of capital		(3,074)		(3,150)
Retained earnings		3,607		3,499
Net income for the year		201		223
	Ps.	3,023	Ps.	2,804

h)	Majority interest stockholders' equity consists of the following:

	December 31, 2004
	Nominal		Restated
	value	Restatement	value
Capital stock	Ps. 324	Ps. 6,460	Ps. 6,784
Treasury stock	(336)	(258)	(594)
Paid-in capital	(104)	1,121	1,017
Shortfall in restatement of capital		(18,416)	(18,416)
Cumulative effect of deferred taxes	(1,259)	(365)	(1,624)
Minimum pension liability
adjustment	(419)		(419)
Retained earnings	(3,408)	22,009	18,601
	Ps. (5,202)	Ps. 10,551	Ps. 5,349

i)	At December 31, 2004, stockholders equity includes Ps.2,899 of retained earnings and other undistributed capital items of subsidiaries.

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

14.	Total financing cost

Following is a disclosure of the most important items that are included in total financing cost:

	Year ended December 31,
	2002	2003	2004
Interest expense on debt denominated in dollars	Ps. 1,331	Ps. 1,241	Ps. 1,262
Interest expense on debt denominated in pesos	76	379	258
Interest expense on debt denominated in UDI’s	36	30	108
Restatement of UDI’s	10	4	10
Interest income	(64)	(160)	(86)
Exchange loss	1,687	822	78
Gain from monetary position	(851)	(599)	(730)
Other financial expenses, net	258	388	505
Total financing cost	Ps. 2,483	Ps. 2,105	Ps. 1,405

15.	Other expense, net

Following is the analysis of other expense, net:

	Year ended December 31,
	2002	2003	2004
Restructuring charges	Ps. 103	Ps. 98	Ps. 243
Write-off and loss from sale of assets	447	129	329
(Gain) from sale of subsidiaries and associated companies	(72)	(37)	(488)
Other	(24)	(34)	57
	Ps. 454	Ps. 156	Ps. 141

During 2002, 2003 and 2004 the Company downsized its corporate services at its headquarters and certain business units, which resulted in charges of Ps.103, Ps.98 and Ps.120, respectively.

16.	Tax loss carryforwards

At December 31, 2004, the tax loss carryforwards, the asset tax to be recovered and the capital losses that can be amortized against capital gains consist of the following:

	Tax loss carryforwards		Asset tax
Expiration Year	Majority interest	Minority interest	Majority interest	Minority interest	Capital losses
2007	Ps. 1,607	Ps.	Ps.	Ps.	Ps. 552
2008	5,028	13			1,233
2009	22	5	193		145
2010	383	28	5		203
2011	224	28	4
2012	1,323	158	4
2013	164	185	8	2
2014	178	267	10	4
	Ps. 8,929	Ps. 684	Ps. 224	Ps. 6	Ps. 2,133

17.	Income tax, asset tax and workers' profit sharing

a)
The Company is subject to income tax and asset tax for consolidation purposes in proportion to the number of the subsidiary’s voting shares that Vitro owns. As of January 1, 2002, the ratio has been calculated based on the daily average equity percentage that the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries is consolidated at 60% of the ratio mentioned above. The monthly tax advances to the Secretaría de Hacienda y Crédito Público by Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

On December 1, 2004, certain amendments to the income tax and assets tax laws were published and are effective as of 2005, the most significant changes were: a) the income tax rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007 and forward; (b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) the consolidation of tax results will be at 100% of the proportion owned.

b)	The income tax and workers' profit sharing included in the Company's results are:

	Year ended December 31,
	2002	2003	2004
Income tax:
Current	Ps. 454	Ps. 214	Ps. 130
Deferred	(893)	(133)	(51)
Adjustment of rates	(34)	(27)	(149)
	(473)	54	(70)
Asset tax	(31)		18
	Ps. (504)	Ps. 54	Ps. (52)

Workers' profit sharing:
Current	Ps. 50	Ps. 18	Ps. 75
Deferred	2	22	45
	Ps. 52	Ps. 40	Ps. 120

Deferred tax liabilities presented in the balance sheets consist of the following:

	December 31,
	2003	2004
Assets:
Accounts receivable allowance	Ps. 265	Ps. 221
Tax benefit from the future deduction
of inventories held on December 31, 1986	108	4
Reserve for seniority premiums
and pensions	480	475
Tax loss carryforwards, net of valuation allowance of Ps. 103 in 2003 and Ps. 53 in 2004	3,067	2,675
Exchange fluctuations	15	(33)
Asset tax credit carryforwards	418	431
	4,353	3,773

Liabilities:
Inventories	856	872
Fixed assets	3,612	2,776
Other	344	209
	4,812	3,857
Net liabilities	Ps. 459	Ps. 84

c)
To determine deferred income tax at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal.

Following is a reconciliation between the Company's effective income tax rate and the statutory rate:

	Year ended December 31,
	2002	2003	2004
Effective income tax rate	75.8%	(17.9)%	(216.6)%
Asset tax included as income tax	(1.2)	2.6	(76.3)
(Loss) gain on sale of subsidiaries	1.0	(4.2)	455.2
Difference between tax and
accounting basis for monetary gain	(8.9)	2.7	(63.0)
Foreign companies	(14.0)	14.7	22.7
Effect of change in the income tax rate	(5.1)	(9.0)	632.7
Tax loss carryforwards reserved		36.9	(547.5)
Nondeductible expenses			(49.9)
Other	(12.6)	8.2	(124.3)
Statutory income tax rate	35.0%	34.0%	33.0%

d)	Changes in stockholders’ equity in shortfall in restatement of capital and the minimum pension liability adjustment are presented net of the deferred tax effect as follows:

	Year ended December 31,
	2002	2003	2004
Income tax effect of:

Shortfall in restatement of capital	Ps. (46)	Ps. (56)	Ps. (52)
Minimum pension liability adjustment	63	10	37
	Ps. 17	Ps. (46)	Ps. (15)

18.	Business dispositions

a)	Sale of Ampolletas, S.A. - On April 15, 2002 the Company sold to Gerresheimer Glas AG, its 51% interest in Ampolletas, S.A. for consideration that includes cash, the assumption of debt and the assignment of certain receivables, that altogether amount to approximately $ 21 million.

b)	Sale of Vitromátic - On July 3, 2002, Vitro sold its interest in Vitromátic (see note 4).

c)	Sale of Envases Cuautitlán, S.A de C.V. - On September 10, 2003 the Company sold Envases Cuautitlán, S.A de C.V. (ECSA), to Phoenix Capital Ltd. for an approximate amount of $ 18 million. ECSA was dedicated to the manufacture and sale of plastic containers.

d)	Sale of Vitro Fibras, S.A. - On April 2, 2004 the Company sold its 60% interest in Vitro OCF, S.A. de C.V. the holding Company of Vitro Fibras, S.A, to Owens Corning for approximately $ 71.5 million.

e)	Sale of Vitro American National Can, S.A. de C.V. (Vancan). - On September 27, 2004 the Company sold its 50% interest in Vancan, to Rexam for approximately $ 26.5 million.

19.	Business segment data

The accounting policies of the segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has three reportable segments: Glass Containers, Flat Glass and Glassware. On July 3, 2002, Vitro sold its interest in the segment Acros-Whirlpool (see note 4). The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries.
Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Glassware	Corporate and other	Consolidated
December 31, 2002:
Net sales	Ps.11,058	Ps.13,061	Ps.2,878	Ps.130	Ps.27,127
Interdivisional sales	76	118	32		226
Consolidated net sales	10,982	12,943	2,846	130	26,901
Operating income (loss)	1,308	1,013	287	(336)	2,272
Total assets	14,264	13,055	3,510	2,601	33,430
Capital expenditures	647	330	137	22	1,136
Depreciation and amortization	980	750	289	103	2,122
Goodwill		984			984

December 31, 2003:
Net sales	Ps.10,451	Ps.13,059	Ps.2,755	Ps.258	Ps.26,523
Interdivisional sales	109	156	20		285
Consolidated net sales	10,342	12,903	2,735	258	26,238
Operating income (loss)	814	1,101	196	(151)	1,960
Total assets	13,529	13,919	3,062	1,902	32,412
Capital expenditures	809	910	116	36	1,871
Depreciation and amortization	1,003	710	271	78	2,062
Goodwill		877			877

December 31, 2004:
Net sales	Ps.10,702	Ps.12,699	Ps.2,726	Ps.306	Ps.26,433
Interdivisional sales	158	63	31		252
Consolidated net sales	10,544	12,636	2,695	306	26,181
Operating income (loss)	794	854	83	(161)	1,570
Total assets	12,722	12,173	2,922	3,414	31,231
Capital expenditures	672	560	132	89	1,453
Depreciation and amortization	1,252	713	218	64	2,247
Goodwill		734			734

Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States and Canada and were as follows (in million of US dollars):

Year ended December 31,
2002	2003	2004
$ 586	$579	$637

Certain geographic information about the Company’s operations is summarized as follows:

	Year ended December 31,
	2002	2003	2004
Net sales(1)to customers in:
Mexico	Ps.12,401	Ps.11,845	Ps.11,483
All foreign countries, mainly
the United States and Canada	14,500	14,393	14,698
Consolidated	Ps.26,901	Ps.26,238	Ps.26,181

(1)Net sales are attributed to countries based on location of customer.

Consolidated net sales to any single external customer did not equal 10% or more of Vitro’s total consolidated net sales.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2002	2003	2004
Land and buildings, machinery
and equipment, and construction
in progress:
Mexico	Ps.18,020	Ps.17,775	Ps.15,963
All foreign countries, mainly
United States, Europe,
Central and South America	2,368	2,522	2,519
Consolidated	Ps.20,388	Ps.20,297	Ps.18,482

20.	New accounting principles

During 2004 the IMCP issued the following bulletins, whose application is mandatory for periods beginning after January 1, 2005:

Bulletin B-7, “Business Acquisitions” (“B-7”). B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. Management believes that the principal effect of adopting this new accounting principle as of January 1, 2005 will be to suspend the amortization of goodwill, which at December 31, 2004 has a balance of Ps.734, whose effect on the results of operations for the year 2004 was Ps.48, although the goodwill is now subject to the impairment rules.

Bulletin C-10, “Derivative Instruments and Hedging Activities” (“C-10”). In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders’ equity, while the ineffective portion must affect current earnings.

With respect to derivative financial instruments, C-10 establishes the conditions that must be met for an instrument to be considered as such, and revises and adds certain definitions. It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. The administration of the Company is in the process of quantifying the effects that the adoption of this Bulletin will have on the financial position and results of operations.

Bulletin D-3, “Labor Obligations” (“D-3”), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed. The Company’s management believes that the application of this Bulletin will affect the result of operations for 2005 with an additional charge by Ps.8 and increase assets and liabilities by Ps.141 and Ps.149, respectively.

21.	Subsequent events

On February 7, 2005 Vitro Envases Norteamérica, S.A. de C.V., completed the issuance of $ 80 million aggregate principal amount of senior secured notes due in 2011 with at an interest rate of 10.75%.

On February 24, 2005, Vitro Envases Norteamérica, S.A. de C.V. obtained a senior secured term loan of $150 million with a 5 year maturity and an interest rate of Libor plus 6.25%.

On April 1, 2005, the Company completed the sale of its 100% interest in Plásticos Bosco, S.A. de C.V. (“Plásticos Bosco”). This practically completes the divestiture of all non-glass related businesses. Plásticos Bosco, located south of Mexico City, was acquired by Vitro in 1981 and engaged in the manufacture and commercialization of disposable tableware.

22.	Differences between accounting principles in Mexico and in the United States of America

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended (see note 3), whereas financial statements prepared under U.S. GAAP are presented on a historical basis. However, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”). The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below:

	Year ended December 31,
Reconciliation of Net Loss:	2002	2003	2004	2004
	(Ps.millions)			($ millions) (Convenience Translation )
Net loss of majority interest as reported under Mexican GAAP	Ps.(5)	Ps.(596)	Ps.(267)	$(24)

Deferred income tax *	(130)	(50)	28	3
Reduction of amortization expense related to negative goodwill	33	26	23	2
Depreciation of the effect of applying the Fifth Amendment	(221)	(197)	(187)	(17)
Workers’ profit sharing *	40	43	48	4
Capitalized interest	(7)	(8)	44	4
Goodwill amortization and impairment, net	45	17	49	4
Fair value of derivative financial instruments	(192)	24	169	15
Effect of applying Bulletin B-15	(44)	(4)
Discontinued operations	(275)
Effect of the above adjustments on net income of minority interest	180	(6)	(69)	(6)
Total U.S. GAAP adjustments	(571)	(155)	105	9

Net loss under U.S. GAAP	Ps.(576)	Ps.(751)	Ps.(162)	$(15)

* Net of monetary gain

	Year ended December 31,
Reconciliation of Stockholders’ Equity:	2002	2003	2004	2004
	(Ps.millions)			($ millions) (Convenience Translation)
Total stockholders’ equity reported under Mexican GAAP	9,755	9,046	8,153	$731

Less minority interest included as stockholders’ equity under Mexican GAAP	(3,056)	(3,023)	(2,804)	(251)
Majority stockholders’ equity under Mexican GAAP	6,669	6,023	5,349	480
U.S. GAAP adjustments:
Deferred income taxes:
Effect on retained earnings	(56)	(106)	(78)	(7)
Effect on excess (shortfall) in restatement of capital	(681)	(604)	(527)	(47)
Reversal of negative goodwill	(4,913)	(4,913)	(4,913)	(440)
Reversal of the accumulated amortization related to negative goodwill	4,737	4,763	4,786	429
Workers’ profit sharing	(63)	(20)	28	2
Capitalized interest	90	82	126	11
Goodwill amortization and impairment	45	62	111	10
Effect of applying the Fifth Amendment	1,252	822	540	48
Effect of applying Bulletin B-15	(175)	54
Fair value of derivative financial instruments	(194)	(170)	(161)	(14)
Discontinued operations	(275)
Effect of the above adjustments on minority interest	(71)	(173)	(204)	(18)

Total U.S. GAAP adjustments	(304)	(203)	(292)	(26)
Total stockholders’ equity under U.S. GAAP	6,365	5,820	5,057	$454

a)	Minority interest

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholder’ equity section in the consolidated balance sheet.

b)	Deferred income taxes

The Company applies the provisions of Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Workers’ Profit Sharing”, issued by the IMCP (see notes 3 o and 17). As required by this Bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers’ profit sharing for temporary differences between the financial and adjusted tax income that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset to the extent it is determine to be recoverable. For U.S. GAAP purposes, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, for all periods presented.

Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. A valuation allowance is recognized to reduce a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under Mexican GAAP, are presented as follows:

	December 31,
Deferred Tax Assets and Liabilities:		2003		2004
Noncurrent:
Assets:
Reversal of negative goodwill	Ps.	48	Ps.	36
Tax loss and tax on asset carryforwards		103		53(1)
Capital losses		1,382		608(1)
Fair value of derivative financial instruments		56		48

Liabilities:
Buildings, machinery and equipment		(227)		(120)
Stockholders’ equity		(561)		(533)
Other		(26)		(36)
Net deferred tax asset		775		56

Valuation allowance		(1,485)		(661(1))

Net deferred tax liability	Ps.	(710)	Ps.	(605)

(1)
The valuation allowance at December 31, 2003 and 2004 of Ps.1,485 and Ps.661, respectively, includes Ps.1,382 and Ps.608, respectively, related to capital losses and Ps.103 and Ps.53, respectively, related to tax loss and tax on asset carryforwards.

c)	Negative goodwill and reduction in depreciation expense

Under Mexican GAAP, the Company records as a component of the consolidated statements of operations the amortization of the excess of book value over cost of certain acquisitions (negative goodwill). The period of amortization for negative goodwill is 18 months. Under U.S. GAAP, such excess is recorded as a reduction of fixed assets, and depreciation expense is reduced accordingly over the estimated useful life of the related assets.

d)	Workers’ profit sharing

In accordance with Mexican GAAP the Company determines the provision of workers’ profit sharing by applying the partial accrual method (Bulletin D-4). For U.S. GAAP purposes the Company accrues for workers’ profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109. If the methodology of SFAS No. 109 had been used for the year ended December 31, 2004, the cumulative effect in the results of the Company would have been an expense of Ps.23 and a debit to excess (shortfall) in restatement of capital of Ps.514. From these amounts the effect in the results for the years 2002, 2003 and 2004 would have been an (decrease) increase of Ps.(182), Ps.72 and Ps.63, respectively.

e)	Capitalized interest

Prior to 1999, the Company had not capitalized interest under Mexican GAAP, since such capitalization is optional under Mexican GAAP. Beginning in 1999, interest on certain additions to buildings, machinery and equipment began to be capitalized for Mexican GAAP purposes as is required under U.S. GAAP. Consequently, the related differences in depreciation on such amounts included in buildings, machinery and equipment are presented in the reconciliation of net income for the years ended December 31, 2002, 2003 and 2004.

f)	Goodwill and other intangible assets

Under Mexican GAAP, goodwill is amortized over a straight-line basis over 20 years. Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value. The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets. In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment. The Company also reviewed the classification of its intangible assets and determined there were no other intangible assets with indefinite lives requiring reclassification. The Company performed its annual impairment test using the discounted cash flow method at December 31, 2003 and 2004 and recorded an impairment of Ps.62 and Ps.70, respectively.

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 are as follows:

Balance as of January 1, 2003	Ps.	861
Impairment		(62)
Changes for effects of inflation		121
Balance as of December 31, 2003		920
Impairment		(70)
Changes for effects of inflation		(6)
Balance as of December 31, 2004	Ps.	844

g)	Effect of applying the Fifth Amendment to Bulletin B-10.

As discussed in note 3 e), under Mexican GAAP the Fifth Amendment to Bulletin B-10 allows the restatement of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the INPC.

h)	Effect of applying Bulletin B-15.

In 1997, the IMCP issued Bulletin B-15, which specifies procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro’s accounting policies for the consolidation of its foreign subsidiaries are described in notes 2 b) and 3 a). Such policies conform to the requirements of Bulletin B-15.

The staff of the SEC has agreed that the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican GAAP and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC

However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. The staff of the SEC has stated that the methodologies of Bulletin B-15 used to restate prior years balances for comparative purposes do not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, the staff requires an adjustment for the difference in methodologies of restating prior year balances. These amounts (Ps.(44) and Ps.(4) in 2002 and 2003, respectively, in the reconciliation of net income, and Ps.(175) and Ps.54 in 2002 and 2003, respectively, in the reconciliation of stockholders’ equity) represent the differences between (i) the balance if all amounts were adjusted by applying the INCP, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

i)	Fair value of derivative financial instruments

Under Mexican GAAP, derivative instruments that are considered as a hedge from an accounting perspective are valued using the same criteria of valuation of the assets or liabilities hedged and the effect of such valuation is recognized in the results of operations. Under U.S. GAAP, the Company’s derivative instruments are accounted for as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company records all derivatives on the balance sheet at fair value, regardless of the purpose or intent for holding them. The accounting for changes in fair value of the derivatives varies, depending if the derivative is considered to be a hedge for accounting purposes, and whether that hedged instrument is a fair value, or a cash flow hedge.

The Company primarily uses interest rate swaps, currency swaps and foreign currency forward purchase contracts and natural gas hedge contracts to manage its exposure to fluctuations in interest and foreign currency exchange rates. It is the Company’s policy to not enter into derivative financial instruments for speculative purposes.

Certain derivative financial instruments, although considered to be an effective hedge from an economic perspective, have not been designated as a hedge for accounting purposes. Such contracts are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

Derivatives that are considered to be hedges from an accounting perspective are recognized in the balance sheet at fair value with changes in fair value either: (1) offset by changes in fair value of the hedged assets, liabilities or firm commitments through earnings as a component of the corresponding asset or liability if the derivative is designated as a fair value hedge, or (2) recognized in other comprehensive income until the hedged item is recognized in earnings if the derivative is designated as a cash flow hedge. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge.

SFAS No. 133 provides specific criteria necessary for a derivative to qualify for hedge accounting and requires the discontinuance, on a prospective basis, of the accounting of the effective portion recorded in other comprehensive income for an existing hedge if the designation of the cash flow hedge is removed.

Natural gas risk management - The Company uses natural gas hedge contracts to reduce its cash flow volatility associated with price changes in natural gas. Included in accumulated other comprehensive income at December 31, 2004, was Ps.162, net of taxes of Ps.48, related to deferred losses on the natural gas hedge contracts identified as cash flow hedges. Amounts included in accumulated other comprehensive income will be reclassified to earnings when the hedged item is recognized in earnings. The Company estimates that Ps.162 in losses are expected to be reclassified into earnings within the next 12 months. Deferred amounts to be recognized can change with market conditions and will be substantially offset by changes in the value of the related hedged transactions.

j)	Discontinued operations

The basis of the assets and liabilities of Vitromátic under U.S. GAAP at the time of the sale in 2002 was different from the basis of such assets and liabilities under Mexican GAAP; accordingly, in 2002 the gain recorded on disposal of discontinued operations under U.S. GAAP differs from that under Mexican GAAP.

k)	Other differences and supplemental U.S. GAAP disclosures

1.
Pension disclosures.- The Company maintains defined benefit pension plans for all of its subsidiaries and seniority premium plans for all of its Mexican subsidiaries. For its Mexican GAAP consolidated financial statements, the Company applies Bulletin D-3 issued by the IMCP. The accounting treatment for pensions set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, “Employers’ Accounting for Pensions”. The Company records the pension cost determined by actuarial computations, as described in notes 3 h) and 10. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2003 and 2004 are also described in note 10.

For purposes of determining the cost of pensions and seniority premiums under U.S. GAAP, the Company applies SFAS No. 87. The additional pension disclosures required by SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which are applicable to the Company, are presented below:

The Company uses a December 31 measurement date for its pension and seniority premium plans.

		2003		2004
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	1,924	Ps.	2,379
Service cost		55		51
Interest cost		132		146
Actuarial losses		477		275
Benefits paid		(209)		(228)
Benefit obligation at end of year		2,379		2,623
Changes in plan assets:
Fair value of plan assets at beginning of year		465		521
Contribution of cash and securities		250		180
Return on plan assets		29		39
Benefits paid		(162)		(186)
Fair value of plan assets at end of year(1)		582		554
Funded status		1,797		2,069
Unrecognized actuarial loss		(856)		(1,139)
Unrecognized transition obligation		(381)		(293)
Unrecognized prior service costs		(213)		(249)
Net amount recognized	Ps.	347	Ps.	388
Amounts recognized in the consolidated balance sheet consists of:
Accrued benefit liability	Ps.	1,396	Ps.	1,500
Intangible asset		(498)		(437)
Accumulated other comprehensive income		(551)		(675)
	Ps.	347	Ps.	388

(1)	Includes approximately Ps.455 and as of December 31, 2003 and 2004 of Vitro common shares (39,150,000 shares at market value).

Pension and seniority premium costs for 2002, 2003 and 2004 are summarized below:

	Year ended December 31,
		2002		2003		2004
Service cost	Ps.	55	Ps.	55	Ps.	51
Interest cost		84		132		146
Return on plan assets		(29)		(29)		(39)
Net amortization and deferral		124		154		164
Net periodic cost	Ps.	234	Ps.	312	Ps.	322

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2003 and 2004, the pension plan assets are invested in the following financial instruments:

	2003	2004
Fixed Rate:
Federal Government instruments	22%	20%
Variable Rate:
Equity securities traded on the Mexican Stock Exchange	78%	80%
	100%	100%

We develop our expected long-term rate of return assumption based on the historical experience of our portfolio and the review of projected returns by asset class on broad,

publicly traded equity and fixed-income indices. The Company has a policy of maintaining at most 30% of the plan assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the objective portfolio is consistent with the share composition of the portfolios of the five best-known international companies located in Mexico that manage long-term funds.

Contributions to the pension plans amounted to Ps. 165 and Ps. 180 as of December 31, 2003 and 2004, respectively. The Company estimates that the contributions to the pension plan funds during 2005 will reach Ps. 176.

    Expected benefit payments for our pension and seniority premium plans are as follow:

Year ended December 31,		Pension		Seniority Premium
2005	Ps.	217	Ps.	11
2006		216		11
2007		224		11
2008		216		11
2009		218		12
2010 - 2014		1,095		53

Expected benefit payments are based on the same assumptions used to measure the benefit obligations.

2.
Proportionate consolidation method.- The Company’s subsidiaries Vitro American National Can, S.A. de C.V. (“Vancan”) (sold in 2004 as described in note 18e) and Vitro AFG, S.A. de C.V. (“AFG”), which are part of the Flat Glass and Glass Containers segments, respectively, are joint ventures in which the Company has a 50% interest and shares joint control of each subsidiary with its partners, Rexam and AFG Industries, Inc., respectively. Under Mexican GAAP, the subsidiaries are consolidated using the proportionate consolidation method. Under U.S. GAAP, the Company’s investment in and its interest in the net income of Vancan and AFG would be recorded based on the equity method.

    Summary information of the Company’s 50% interest is as follows:

	As of the year ended December 31,
	2003		2004	2003		2004
	Vancan			AFG
Current assets	Ps.	179		Ps.	55	Ps.	66
Total assets		414			522		508
Current liabilities		113			289		280
Total liabilities		160			312		298
Stockholders’ equity		254			210		210
Net sales		424	312		26		217
Net income		22	14		(23)		7
Cash flow information-net cash provided by:
Operating activities		110	(4)		50		75
Financing activities		(53)	(53)		262		(67)
Investing activities		(7)	15		(306)		(13)

    Under U.S. GAAP, as of December 31, 2003 and 2004 the Company’s investment in Vancan and AFG was Ps.254 and Ps.0, and Ps.210 and Ps.210, respectively.

3.	Weighted-average interest rates.- The weighted-average interest rates on short-term borrowings outstanding as of December 31, 2002, 2003 and 2004 were approximately 4.3%, 4.3% and 5.37%, respectively.

4.
Fair value of financial instruments.- SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company’s significant financial instruments were as follows:

	December 31, 2003		December 31, 2004
	Carrying Amount (Mexican GAAP)	Fair Value	Carrying Amount (Mexican GAAP)	Fair Value
Liabilities:
Short-term borrowings	2,374	2,374	2,172	2,172
Long-term debt (1)	14,275	14,157	14,626	14,644
Derivative instruments:
Interest rate swaps	0	281	0	0
Foreign currency forward contracts	0	(112)	0	0

    (1) Includes current portion of long-term debt.

The fair value of short-term borrowings approximate their carrying value due to their short maturities. The fair value of the U.S. (dollar denominated) publicly traded long-term debt was Ps.4,689 and Ps.6,228 as of December 31, 2003 and 2004, respectively, and its related book value was Ps.4,808 and Ps.6,210, respectively. The fair value of the remaining long-term debt closely approximates its book value of Ps.9,478 and Ps.8,416 as of December 31, 2003 and 2004, respectively.The fair value of long-term investments and long-term debt was determined using available quoted market prices or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value information presented herein is based on information available to management as of December 31, 2003 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

5.	Classification of workers’ profit sharing.- In a U.S. GAAP statement of operations, workers’ profit sharing expense would be classified as an operating expense.

6.
Earnings per common share in accordance with U.S. GAAP.- Earnings per share in accordance with U.S. GAAP are based on the provisions of SFAS No. 128, “Earnings Per Share”, and are calculated using the weighted-average number of common shares outstanding during each period. The stock options granted under the Company’s Plan (see note 13 b) were not dilutive during 2002, 2003 and 2004, as the average market price per share of the Company’s common stock during the period was less than the exercise price per share of the options and due to the net losses recorded in 2003 and 2004. The Company has no other potentially dilutive securities. Basic earnings per share are based upon, 275,437,527, 275,152,973 and 271,840,010 weighted-average shares outstanding for 2002, 2003 and 2004, respectively.

Loss per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
		2002	2003		2004
Loss per share - Basic and diluted earnings (loss) before discontinued operations	Ps.	(2.46)	Ps.(2.73)	Ps.	(0.60)
Discontinued operations		0.37
Loss per common share	Ps.	(2.09)	Ps.(2.73)	Ps.	(0.60)

7.
Comprehensive income.- Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. Vitro’s items of other comprehensive income are loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, currency translation and the minimum pension liability adjustment.

    See note 22 l), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130.

    Additional required disclosures under SFAS No. 130 are as follows:

    Disclosure of accumulated other comprehensive income balances:

		Loss from Holding Nonmonetary Assets			Minimum Pension Liability Adjustment			Fair Value of Financial Instruments
Balance at December 31, 2002	Ps.	(18,194)		Ps.	(326)		Ps.	0
Bulletin B-15 effect Change for the year		(137) 548			(21)
Balance at December 31, 2003 Bulletin B-15 effect Change for the year		(17,783 (256 (373	) ) )		(347 (72	) )		0 (132)

Balance at December 31, 2004………….	Ps.	(18,412)		Ps.	(419)		Ps.	(132)

    There were no reclassification adjustments for any of the periods presented.

8.
Employee stock option plan. - The Plan (see note 13 b) was adopted in 1998. The Company applies SFAS No. 123 in accounting for its Plan under both Mexican GAAP and U.S. GAAP. The disclosures required under U.S. GAAP are included in note 13 b).

9.
Restrictions that limit the payment of dividends by the registrant. - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company’s indebtedness, the Company relies on income from advances, fees, interest and dividends from its’ subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company’s subsidiaries’ ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries’ shareholders (including the Company’s joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders’ meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2003 and 2004, the amount of restricted retained earnings of the Company’s consolidated subsidiaries amounted to Ps.3,587 and Ps.2,607 respectively.

10.
Concentration of credit risk - The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 10% of consolidated net sales in 2004 and 2003, the Company’s has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company’s three largest customers accounted for approximately 10% of its consolidated net sales in 2004 and 2003. The Company conducts periodic evaluations of its customers’

financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts..

11.
New accounting pronouncements. - In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R). This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. The Company currently applies the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recognizes the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As the requirements of SFAS No. 123 as applied by the Company are similar to those of SFAS No. 123(R), the Company’s management does not anticipate that the adoption of this Statement will have a significant effect on its consolidated financial position or results of operations. .

In November 2004, the FASB issued SFAS No. 151. This Statement amends the guidance in Accounting Research Bulletin, or ARB, No. 43. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company’s management does not anticipate that the adoption of this Statement will have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, considering that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 The Company’s management does not anticipate that the adoption of this Statement will have a material effect on its consolidated financial position or results of operations.

    1)  Summarized comparative consolidated financial statements - U.S. GAAP

CONSOLIDATED BALANCE SHEETS
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,
		2003		2004
Assets

Cash and cash equivalents	Ps.	1,422	Ps.	2,825
Trade receivables, net of allowance for doubtful accounts		2,223		2,207
Other receivables		1,454		1,418
Inventories		4,094		4,132
Current assets		9,193		10,582
Long-term investments.		832		396
Investment in associated companies		465		210
Land and buildings		9,323		9,023
Machinery and equipment		10,034		8,561
Construction in progress		1,039		998
Goodwill		920		844
Intangible pension asset		542		442
Other assets		562		659
Total assets	Ps.	32,910	Ps.	31,715

Liabilities

Short-term borrowings	Ps.	2,242	Ps.	2,172
Current portion of long-term debt		2,346		1,097
Trade payables		2,202		2,132
Accrued expenses		776		855
Deferred taxes		653		642
Other current liabilities		1,514		1,368
Current liabilities		9,733		8,314
Long-term debt		11,888		13,529
Seniority premiums, pensions and other long-term liabilities		1,774		1,664
Deferred taxes		498		28
Long-term liabilities		14,160		15,221
Total liabilities		23,893		23,648
Minority interest in consolidated subsidiaries		3,197		3,010

Stockholders’ Equity

Majority interest:
Capital stock: no par value 324,000,000 shares issued and outstanding	Ps.	324	Ps.	324
Restatement of capital stock		6,460		6,460
Capital stock restated		6,784		6,784
Treasury stock (52,946,110 in 2003 and 51,044,097 in 2004)		(608)		(594)
Paid-in capital		1,017		1,017
Shortfall in restatement of capital		(17,783)		(18,412)
Minimum pension liability adjustment		(347)		(419)
Retained earnings reserved for reacquisition of shares of Vitro		2,514		2,000
Retained earnings		14,994		14,843
Net loss for the year		(751)		(162)
Total stockholders’ equity		5,820		5,057
Total liabilities, minority interest in consolidated subsidiaries and stockholders’ equity	Ps.	32,910	Ps.	31,715

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

	Year ended December 31,
	2002		2003		2004

Net sales	Ps.	25,798	Ps.	25,812	Ps.	25,752
Cost of sales		18,478		18,801		19,022

Gross profit		7,320		7,011		6,730
Selling, general and administrative expenses		5,889		5,498		5,914

Operating income		1,431		1,513		816

Interest expense		1,971		2,054		2,000
Interest income		147		198		128
Exchange loss, net		1,676		802		78
Gain from monetary position		847		593		719
Total financing cost		2,653		2,065		1,231

Loss after financing cost		(1,222)		(552)		(415)
Other income (loss), net		96		69		438

(Loss) income before income taxes, minority interest and share in earnings		(1,126)		(483)		23
Income tax expense		402		(64)		86
Minority interest		34		(204)		(292)
Share in earnings of unconsolidated associated companies		11				21

Net income (loss) from continuing operations		(679)		(751)		(162)
Discontinued operations including income on disposal of discontinued operations of Ps.232 net of taxes of Ps.247		103

Net loss	Ps.	(576)	Ps.	(751)	Ps.	(162)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

		Capital Stock		Treasury Stock		Paid-In Capital		Shortfall in Restatement of Capital		Other		Retained Earnings		Comprehensive income		Stock holders’ Equity

Balance at January 1, 2002	Ps.	6,784	Ps.	(597)	Ps.	1,028	Ps.	(18,831)	Ps.	(105)	Ps.	18,827			Ps.	7,106
Comprehensive income (loss):
Net loss												(576)	Ps.	(576)		(576)
Bulletin B-15 adjustments								248				(503)				(255)
Other comprehensive income (loss):
Minimum pension liability adjustment										(182)				(182)		(182)
Gain from holding nonmonetary assets								34						34		34
Deferred income taxes								673		119				792		792
Effect of applying the Fifth Amendment								(309)						(309)		(309)
Deferred workers’ profit sharing								(9)						(9)		(9)
Fair value of financial instruments										(158)				(158)		(158)
Other comprehensive income														168
Comprehensive loss													Ps.	(408)
Dividends (Ps.0.27 pesos per share)												(85)				(85)
Additional paid-in capital						(28)										(28)
Acquisition of treasury stock				35												35

Balance at December 31, 2002	Ps.	6,784	Ps.	(562)	Ps.	1,000	Ps.	(18,194)	Ps.	(326)	Ps.	17,663			Ps.	6,365
Comprehensive income (loss):
Net loss												(751)	Ps.	(751)		(751)
Bulletin B-15 adjustments								(137)				(38)				(175)
Other comprehensive income (loss):
Minimum pension liability adjustment										(32)				(32)		(32)
Gain from holding nonmonetary assets								120						120		120
Deferred income taxes								600		11				611		611
Effect of applying the Fifth Amendment								(173)						(173)		(173)
Deferred workers’ profit sharing								1						1		1
Other comprehensive income														527
Comprehensive loss													Ps.	(224)
Dividends (Ps.0.39 pesos per share)												(117)				(117)
Additional paid-in capital						17										17
Acquisition of treasury stock				(46)												(46)

Balance at December 31, 2003	Ps.	6,784	Ps.	(608)	Ps.	1,017	Ps.	(17,783)	Ps.	(347)	Ps.	16,757			Ps.	5,820
Comprehensive income (loss):
Net loss												(162)		Ps.(162)		(162)
Bulletin B-15 adjustments								(256)				310				54
Other comprehensive income (loss):
Minimum pension liability adjustment										(108)				(108)		(108)
Gain from holding nonmonetary assets								(310)						(310)		(310)
Deferred income taxes								8		36				44		44
Effect of applying the Fifth Amendment								(72)						(72)		(72)
Deferred workers profit sharing								1						1		1
Fair value of financial instruments										(132)				(132)		(132)
Other comprehensive income														(577)
Comprehensive loss													Ps.	(739)
Dividends (Ps.0.31 pesos per share)												(92)				(92)
Additional paid-in capital				14												14
Acquisition of treasury stock																0

Balance at December 31, 2004	Ps.	6,784	Ps.	(594)	Ps.	1,017	Ps.	(18,412)	Ps.	(551)	Ps.	16,813			Ps.	5,057

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS*
(Millions of nominal pesos)

	Year ended December 31,
		2002		2003		2004
Operating Activities:
Net loss from continuing operations in constant pesos	Ps.	(679)	Ps.	(751)	Ps.	(162)
Effect of constant pesos		16		28		17
Net loss from continuing operations in nominal pesos		(663)		(723)		(145)
Add (deduct) non cash items:
Minority interest		(31)		194		292
Depreciation and amortization		1,965		2,036		2,255
Provision for seniority premiums, pension and other long-term liabilities		182		246		265
Amortization of debt issue cost		50		63		121
Share in net income of unconsolidated associated companies		(10)				(21)
Fair value of derivative financial instruments		176		(23)		(169)
Gain from sale of subsidiaries and associated companies		(64)		(36)		(475)
Write-off and loss from sale of fixed assets		395		115		327
Deferred income tax and workers’ profit sharing		(761)		(148)		(232)
Gain from monetary position		(757)		(554)		(731)
Exchange loss		1,495		743		68
		1,977		1,913		1,555
Increase (decrease) in trade payables		(131)		(189)		127
increase in trade receivables		(322)		(79)		(224)
(Increase) decrease in inventories		(503)		20		(275)
Change in other current assets and liabilities, net		335		(246)		68
Pension funding payments		(167)		(157)		(182)
Cash provided by continuing operations		1,189		1,262		1,069
Net loss from discontinued operations		(116)
Proceeds from disposal of discontinued operations		1,390
Operating assets and liabilities from discontinued operations		164
Cash provided by operating activities		2,627		1,262		1,069

Investing Activities:
Sales of land and buildings and machinery and equipment		138		43		18
Investment in land and buildings and machinery and equipment		(985)		(1,442)		(1,434)
Investment in subsidiaries and associated companies		(9)
Sale of subsidiaries and associated companies		111		188		904
Long-term receivables		(49)		(232)		181
Effect from discontinued operations		(6)
Other		(204)		(175)		(291)
Cash used in investing activities		(1,004)		(1,618)		(622)

Financing Activities:
Short-term borrowings		4,640		2,175		3,328
Issuance of long-term debt		2,793		5,318		5,891
Capital stock contributed by minority interest		7
Payment of short-term borrowings		(5,801)		(4,994)		(4,188)
Payment of long-term debt		(1,779)		(2,859)		(3,728)
Acquisition of treasury stock				(61)
Sale of treasury stock		24		17		14
Dividends paid to stockholders of Vitro		(75)		(108)		(89)
Dividends paid to minority interests		(257)		(123)		(148)
Effect from discontinued operations		(42)
Cash (used) provided in financing activities		(490)		(635)		1,080
Net increase (decrease) in cash and cash equivalents		1,133		(991)		1,527
Monetary and exchange rate effect on cash and cash equivalents		118		119		(54)
Balance at beginning of year		973		2,224		1,352
Balance at end of year	Ps.	2,224	Ps.	1,352	Ps.	2,825

Net cash provided by operating activities reflects net
cash payments of interest and income taxes as follows:
Interest	Ps.	1,536	Ps.	1,847	Ps.	1,896
Income taxes		148		61		112
*This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the AICPA.