Form 20-F/A
period 2004-12-31
VITRO SA DE CV
filed 2005-07-07
CIK 880582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A

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

Yes ☒	No ❒

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ❒	Item 18 ☒

i

Item 8. Financial Information	86
Item 9. The Offer and Listing	88
Listing Details	88
Markets	90
Item 10. Additional Information	91
Mexican Corporate Law and By-Laws	91
Material Contracts	102
Exchange Controls	102
Material Tax Consequences	103
Where You Can Find More Information	108
Differences in Corporate Governance Practices	109
Item 11. Quantitative and Qualitative Disclosures About Market Risk	113
Item 12. Description of Securities Other than Equity Securities	116
Item 13. Defaults, Dividend Arrearages and Delinquencies	116
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	116
Item 15. Controls and Procedures	116
Item 16. Reserved	117
Item 16A. Audit Committee Financial Expert	117
Item 16B. Code of Ethics	117
Item 16C. Principal Accountant Fees and Services	117
Item 16D. Exemption from the Listing Standards for Audit Committees	118
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	118
Item 17. Financial Statements	118
Item 18. Financial Statements	119
Item 19. Exhibits	120

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

References in this annual report to “UDI” are to Unidades de Inversión, which is an inflation-indexed monetary unit.

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

In addition, a significant portion of our indebtedness is short-term debt. See “―A significant portion of our indebtedness is short-term debt.”

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

The gradual reduction by the Mexican government over the past few years of import duties and tariffs for glass and glass packaging products to historically low levels, the investment by our competitors and vertically integrated customers in glass manufacturing facilities in Mexico and increased imports of low-cost competitive products into several of our important markets (principally the United States and Mexico) have created severe competitive challenges for us. These events have had an adverse effect on us by driving down our prices, and in some cases sales volumes, and decreasing our operating margins and profitability. For example, while in 1999 our gross margin and operating margin were 33% and 16%, respectively, by 2004 our gross margin and operating margin had decreased to 26% and 6%, respectively. See “—Item 5. Operating and Financial Review and Prospects — Operating Results — Operating Income — Glass Containers — Changes in Depreciation Methods.” As market conditions continue to deteriorate, we are faced with determined competitors that are financially better positioned than us to withstand the ongoing and challenging economic conditions. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity could be adversely affected.

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

	As of or for the year ended December 31,
		2000		2001		2002		2003		2004	2004
	(Ps. millions)(1)										($ millions)(1)(2)
Income Statement Data:

Mexican GAAP:

Net sales	Ps.	27,634	Ps.	27,317	Ps.	26,901	Ps.	26,238	Ps.	26,181	$2,348
Cost of sales		18,958		19,222		19,150		18,969		19,261	1,728

Gross profit		8,676		8,095		7,751		7,269		6,920	620
Selling, general and administrative expenses		5,265		5,473		5,479		5,309		5,350	479

Operating income		3,411		2,622		2,272		1,960		1,570	141
Financing cost:
Interest expense, net		2,482		2,027		1,647		1,882		2,057	184
Exchange loss (gain), net		122		(633)		1,687		822		78	7
Gain from monetary position		1,425		715		851		599		730	65
Total financing cost		1,179		675		2,483		2,105		1,405	126
Other expenses, net (4)		476		890		454		156		141	13
Income (loss) before taxes and workers’ profit sharing		1,756		1,053		(665)		(301)		24	2
Income and asset tax		639		391		(504)		54		(52)	(5)
Workers’ profit sharing		355		104		52		40		120	11

Net income (loss) from continuing operations		762		558		(213)		(395)		(44)	(4)
Net income (loss) from discontinued operations(5)		231		207		(128)		0		0	0

Gain on disposal of discontinued operations(5)		0		0		506		0		0	0
Net income (loss)(5)		993		765		165		(395)		(44)	(4)
Net income (loss) of majority interest(5)		416		235		(5)		(596)		(267)	(24)

Net income (loss) from continuing operations per share		2.74		1.95		(0.77)		(1.44)		(0.16)	(0.02)
Net income (loss) from discontinued operations per share (5)		0.83		0.72		1.37		0.00		0	0
Diluted and basic net income (loss) of majority interest per share (5)		1.49		0.83		(0.01)		(2.17)		(0.98)	(0.09)

U.S. GAAP(6):

Net sales	Ps.	26,715	Ps.	25,347	Ps.	25,798	Ps.	25,812	Ps.	25,752	$2,310
Operating income		2,308		1,818		1,432		1,513		816	73
Net income (loss) from continuing operations		487		194		(679)		(751)		(256)	(23)
Net income (loss) (5)		720		423		(576)		(751)		(256)	(23)

Net income (loss) from continuing operations per share		1.75		0.68		(2.46)		(2.73)		(0.94)	(0.08)
Net income (loss) from discontinued operations per share (5)		0.84		0.80		0.37		0.00		0.00	0.00
Diluted and basic net income (loss) per share(5)		2.59		1.48		(2.09)		(2.73)		(0.94)	(0.08)
__________________

Balance Sheet Data:

Mexican GAAP:

Continuing operations:
Cash and cash equivalents	Ps.	936	Ps.	1,205	Ps.	2,484	Ps.	1,474	Ps.	2,828	$254
Current assets		8,593		8,197		10,231		9,299		10,517	943
Total assets		34,018		32,590		33,430		32,412		31,231	2,801
Current liabilities		8,785		10,599		10,084		9,402		7,773	697
Total debt		17,903		15,956		16,692		16,649		16,798	1,507
Total liabilities		25,777		23,742		23,675		23,366		23,078	2,070
Stockholders’ equity(5)		10,357		11,050		9,755		9,046		8,153	731
Minority interest in consolidated subsidiaries(5)		3,882		4,171		3,056		3,023		2,804	251
Majority stockholders’ equity(5)		6,475		6,879		6,699		6,023		5,349	480

Discontinued Operations:(5)
Total assets	Ps.	4,995	Ps.	4,862	Ps.	0	Ps.	0	Ps.	0	$0
Total liabilities		2,879		2,660		0		0		0	0

U.S. GAAP:

Total assets	Ps.	40,068	Ps.	37,994	Ps.	33,476	Ps.	32,910	Ps.	31,715	$2,845
Total liabilities		28,583		26,720		24,128		23,893		23,648	2,121
Net assets		11,484		11,273		9,348		9,017		8,067	723
Capital stock		6,784		6,784		6,784		6,784		6,784	608
Stockholders’ equity		7,513		7,106		6,365		5,820		5,057	454

Other Data:

Mexican GAAP:

Capital expenditures	Ps.	1,046	Ps.	940	Ps.	1,136	Ps.	1,871	Ps.	1,453	$130
Depreciation and amortization		2,136		2,150		2,122		2,062		2,247	202

Total Shares issued at end of period(7)		324.0		324.0		324.0		324.0		324.0
Total Shares held in Stock Option Trust at end of period(7)		1.8		24.7		24.7		24.7		22.8
Total Shares held as treasury stock at end of period(7)		25.6		25.6		23.3		28.3		28.3
Total Shares issued and outstanding at end of period(7)		296.6		273.7		276.0		271.1		273.0
Average total Shares outstanding during period(7)		278.4		286.1		275.4		275.2		271.8

Inflation and Foreign Currency Exchange Rate Data:

Percentage of change in INPC(8)		9.0%		4.4%		5.7%		4.0%		5.2%
Peso/dollar exchange rate at the end of period(9)	Ps.	9.6098	Ps.	9.1695	Ps.	10.4393	Ps.	11.2372	Ps.	11.1495
Average exchange rate(10)	Ps.	9.4673	Ps.	9.3274	Ps.	9.7455	Ps.	10.8251	Ps.	11.3091

(1)	Except per share amounts, number of shares and inflation and foreign currency exchange rate data.
(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.1495 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2004.
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

(6)	Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2002 and 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.
(7)	Millions of shares.
(8)	Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.
(9)	Based on the Free Exchange Rate at the end of the period.
(10)	Calculated using the average of Free Exchange Rates on the last day of each month during the period.

Dividends per Share

The following table sets forth, for each year in the five year period ended December 31, 2004, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year with Respect to Which Dividend was Declared	Month Dividend was Declared	Total Dividend Amount(1)	Dividends per Share	Dividend per Share(2)	Month Dividend was Paid
		(Ps. millions)
2000	April 2001	Ps. 149	Ps. 0.50	$ 0.0539	May 2001
2000	April 2001	149	0.50	0.0539	—(3)
2001	March 2002	75	0.25	0.0256	June 2002
2002	March 2003	108	0.36	0.0338	April 2003
2003	March 2004	89	0.30	0.0267	April 2004
2004	March 2005	90	0.30	0.0268	April 2005
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

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of approximately 5,200 tons of glass per day. In addition, our Glass Containers business unit manufactures and distributes (i) soda ash, sodium bicarbonate, calcium chloride and salt and (ii) capital goods such as glass forming machines and molds. Its customers include leading companies such as Coca-Cola, Pepsi, Grupo Modelo, Nestlé, Procter & Gamble, Gerber, Avon, Coty, Revlon and Grupo Domecq.

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

The Flat Glass business unit’s strategy is to:

•	focus on higher-margin products in the markets it currently serves;

•	maintain its leading position in the Mexican flat glass market including the Mexican automotive replacement market;

•	maintain its relationship with automotive OEMs in Mexico and the United States;

•	consolidate its presence as a processor and distributor in the United States;

•	increase its presence in Spain, Portugal and other markets in Europe;

•	leverage the “Vitro” brand name;

•	strengthen its financial position; and

•	reduce costs and enhance operating efficiencies.

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

	Year ended on December 31,
Business Unit	2002		2003		2004
	(Ps. millions)

Flat Glass	Ps.	330	Ps.	910	Ps.	560
Glass Containers		647		809		672
Glassware		137		116		132
Corporate		22		36		89
Total	Ps.	1,136	Ps.	1,871	Ps.	1,453

During 2005, we expect to make capital expenditures in the range of $100 million as follows:

•	purchase of molds and racks required for introduction of new automotive glass products and for glass containers. We estimate capital expenditures of approximately $19 million;

•
refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass furnaces and one of our glassware furnaces, both located in Monterrey, Mexico.  We estimate capital expenditures of approximately $14 million; and

•
the remaining capital expenditures in 2005 will be applied to (i) mainly maintaining or improving efficiencies on the installed technology of several of our other facilities, and (ii)  minor investments in purchasing equipment and making other expenditures relating to obtaining Industria Limpia (“Clean Industry”) certificates for each of our Mexican facilities and purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations.

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

Our principal executive offices are located in the Monterrey, Mexico area and are owned by us. We have granted a mortgage on three of the five plots of lands (and the attached buildings) comprising our principal executive offices. We own and operate 39 manufacturing facilities in Mexico and elsewhere, of which our float glass tanks are our largest facilities. We have granted a mortgage on one of our float glass tanks and our subsidiary Comegua has granted a mortgage on one of its furnaces. We have also granted mortgages on substantially all of Vena's subsidiaries' real estate.

The following table sets forth, for the periods presented, the average capacity utilization for periods indicated and location of each of our business unit’s principal manufacturing facilities.

Business Unit	Average Capacity Utilization(1) as of December 31, 2004	Average Capacity Utilization(2) as of March 31, 2005	Number of Facilities by City or Country

Flat Glass	107%(3)	93%	Monterrey (4) Mexico City (3) Puebla Mexicali United States (8) Colombia Spain (6) Portugal

Glass Containers	85%	86%	Monterrey (3) Guadalajara Mexico City (2) Queretaro Toluca Costa Rica Guatemala Bolivia

Glassware	76%	69%	Monterrey (3)

(1)	Average for the twelve-month period ended December 31, 2004.

(2)	Average for three-month period ended March 31, 2005.

(3)	Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated based on a certain number of changes in glass color and thickness determined by historical average.

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

For the year ended December 31,
2002		2003		2004		2004
Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount

	(Ps. millions, except for percentages)						($ millions)(1)
Net sales
Flat Glass	Ps. 13,061	48%	Ps.13,059	49%	Ps.12,699	49%	$ 1,139 9
Glass Containers	11,058	41%	10,451	40%	10,702	41%	960 0
Glassware	2,878	11%	2,755	11%	2,726	10%	2455
Interdivisional sales and other	(96)	0%	(27)	0%	54	0%	4 4
Consolidated net sales	Ps.26,901	100%	Ps.26,238	100%	Ps.26,181	100%	$ 2,348 8

	($ millions, except for percentages)
Export sales
Flat Glass	$ 272	46%	$ 254	44%	$ 294	46%
Glass Containers	236	40%	248	43%	266	42%
Glassware	78	13%	78	13%	78	12%
Consolidated exports	$ 586	100%	$ 579	100%	$ 637	100%

	(Ps.millions, except for percentages)						($ millions)(1)
Operating income (loss)
Flat Glass	Ps.1, 013	45%	Ps.1,101	56%	Ps. 854	54%	$ 77 7
Glass Containers	1,308	58%	814	42%	794	51%	71 1
Glassware	287	13%	196	10%	83	5%	7 7
Corporate and other eliminations	(336)	(16)%	(151)	(8)%	(161)	(10)%	(14) ))
Consolidated operating income	Ps.2,272	100%	Ps.1,960	100%	Ps.1,570	100%	$ 141 1

______________
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.1495 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Our consolidated net sales decreased 0.2% to Ps.26,181 million for the year ended December 31, 2004 from Ps.26,238 million for the year ended December 31, 2003. This decrease was primarily attributable to our divestiture of our 60% interest in Vitro OCF, which we sold on April 2, 2004, our divestiture of our 50% interest in Vancan, which we sold on September 27, 2004 and our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see “Item 4. Information on the Company—Business—Divestitures”). On a comparable basis (excluding companies divested in 2003 and 2004) our sales grew 2.6% to approximately Ps. 25,729 million for the year ended December 31, 2004 from approximately Ps. 25,086 million for the year ended December 31, 2003. This increase was primarily attributable to (i) an increase in our Glass Containers business unit’s sales in our beer, wine, liquor and cosmetics business lines, (ii) the increase in sales volume of our automotive division, and (iii) an increase in our Glassware business unit’s sales primarily due to the export sales growth in the commercial segment, as well as higher sales of candle holders in Mexico. Those increases were offset, in part, by lower prices in the construction segment of the Flat Glass business unit and declines in (i) prices in the returnable soft drink business lines’ products of the Glass Containers business unit, and (ii) sales volume in the Glass Containers business unit's soft drink and pharmaceutical business lines.

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

Glass Containers Business Unit

The operating income of our Glass Containers business unit decreased 2.5% from approximately Ps. 814 million for the year ended December 31, 2003 to approximately Ps. 794 million for the same period in 2004. On a comparable basis (excluding Vancan) the business unit's operating income decreased 0.5% to approximately Ps. 762 million for the year ended December 31, 2004 from approximately Ps. 766 million for the year ended December 31, 2003. This decrease was mainly due to the modification of our depreciation and capitalization policy for molds in 2004, which was consistent with the glass container industry practices, reducing their useful life from eight to three years.

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

Taxes and Workers’ Profit Sharing

For the year ended December 31, 2004, we recorded an expense of Ps. 68 million from income tax, tax on assets and workers’ profit sharing, as compared to an expense of Ps. 94 million for the same period in 2003. The decline was principally a decrease in deferred income taxes resulting from the tax rate reduction to 30% in 2005, 29% in 2006 and 28% in 2007 and beyond.

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

Total Financing Cost

Our total financing cost decreased by approximately Ps. 378 million from approximately Ps. 2,483 million for the year ended December 31, 2002 to approximately Ps. 2,105 million for the same period of 2003. This decrease in total financing cost was primarily due to a lower exchange loss of approximately Ps. 822 million in 2003 compared to an approximately Ps. 1,687 million exchange loss for 2002. The lower exchange loss was due primarily to the 7.6% devaluation of the Mexican peso against the U.S. dollar during 2003 compared to the 13.8% devaluation of the Mexican peso against the U.S. dollar during 2002. The exchange loss, which is a non-cash item, was partially offset by a lower gain from monetary position of approximately Ps. 252 million due the lower inflation during 2003 and an increase of Ps. 96 million in our interest income when compared to the year 2002. The net decrease in financing cost was also partially offset by the increase of Ps. 207 million in our interest expense resulting from an increase in our total debt and a change in our Indebtedness mix that saw an increase in our peso denominated debt.

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

Our inventories increased Ps 275 million due to (i) the build-up of finished inventory in our Glass Container business in anticipation of sales expectations for the first quarter of 2005, (ii) to give better and quicker service to our most important clientes in our wine, food, cosmetics and beverages business line, and (iii) the build-up of finished inventory of flat glass and glassware in anticipation of the refurbishment of these furnaces during 2005.

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

During 2005, we expect to make capital expenditures in the range of $100 million as follows:

•	purchase of molds and racks required for introduction of new automotive glass products and for glass containers. We estimate capital expenditures of approximately $19 million;

•
refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass furnaces and one of our glassware furnaces, both located in Monterrey, Mexico.  We estimate capital expenditures of approximately $14 million; and

•
the remaining capital expenditures in 2005 will be applied to (i) mainly maintaining or improving efficiencies on the installed technology of several of our other facilities, and (ii) minor investments in purchasing equipment and making other expenditures relating to obtaining Industria Limpia (“Clean Industry”) certificates for each of our Mexican facilities and purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations.

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

Glass Containers Business Unit

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

Vena’s Receivables Securitization. On March 31, 2005 Compañía Vidriera, S.A. de C.V. (“Covisa”), Industria del Álcali, S.A. de C.V. (“Álcali”) and Comercializadora Álcali, S. de R.L. de C.V. (“Comercializadora”), all subsidiaries of Vena, closed a five year non-recourse revolving account receivables facility, through which such companies obtained approximately Ps. 550 million and $19 million. Such amounts were obtained from the issuance through a trust that was specifically setup for this transaction, of Ps. 550 million in “Certificados Bursátiles Preferentes” that trade on the Mexican Stock Exchange and $19 million in Subordinated Notes. The Subordinated Notes were guaranteed by us. Interest and principal on the “Certificados Bursátiles Preferentes” and the Subordinated Notes are payable from the collection of the receivables originated by the three Vena subsidiaries and sold to the trust.

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

Vena’s Receivables Securitization

On March 31, 2005 Compañía Vidriera, S.A. de C.V. (“Covisa”), Industria del Álcali, S.A. de C.V. (“Álcali”) and Comercializadora Álcali, S. de R.L. de C.V. (“Comercializadora”), all subsidiaries of Vena, closed a five year non-recourse revolving account receivables facility, through which such companies obtained approximately Ps. 550 million and $19 million. Such amounts were obtained from the issuance through a trust that was specifically set up for this transaction, of Ps. 550 million in “Certificados Bursátiles Preferentes” that trade on the Mexican Stock Exchange and $19 million in Subordinated Notes. The Subordinated Notes were guaranteed by us. Interest and principal on the “Certificados Bursátiles Preferentes” and the Subordinated Notes are payable from the collection of the receivables originated by the three Vena subsidiaries and sold to the trust.

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

RESEARCH AND DEVELOPMENT

Our research and development efforts are generally decentralized with each operating business unit making its own decisions as to research and development expenditures and areas of emphasis. In 1999, we formed a technology committee which coordinates research and development projects that have the potential to create synergies or that could be implemented in more than one of our business units. In addition, in 2001 we migrated several of our Mexican subsidiaries that own certain of our intellectual property relating to our Flat Glass and Glass Containers business units to Switzerland. These Swiss subsidiaries will perform research and development activities, license the technology to our Mexican operating subsidiaries and undertake development efforts jointly with the Mexican subsidiaries and, eventually, third parties. Also, through technology licensing arrangements, we benefit significantly from research and development conducted by certain of our joint venture partners. Of particular significance to us is the technology license arrangement with Pilkington, which provides us with state of the art float glass technology. This technology license agreement has been recently extended until December 31, 2005. Even though we do not expect having difficulties in subscribing another extension or a new agreement, we cannot assure that the agreement will be extended, or a new agreement will be subscribed, before the expiration of the current agreement or that the agreement will be extended, or a new agreement subscribed, substantially in the same terms and conditions as the current agreement. The Glass Containers business unit uses its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to use the technology provided to us by Owens-Illinois under those technical assistance agreements. However, we do not currently have an agreement that provides us with the technology developed by Owens-Illinois after September 1999. We own a number of trademarks and patents, which, in the aggregate, are important to the conduct of our business, none of which individually, however, is material to our business as a whole. No material amount of money was spent on research activities during 2002, 2003 or 2004.

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

Name	Title	Current Position Held Since	Year of Birth
Federico Sada González	President and Chief Executive Officer	1995	1949
José Domene Zambrano	Chief Operating Officer and Acting President of the Flat Glass business unit	2001/2005	1954
Francisco Romero Ramos	General Counsel	2002	1964
Claudio Del Valle Cabello	Chief Administrative Officer	2003	1960
Álvaro Rodríguez Arregui	Chief Financial Officer	2003	1967
Alfonso Gómez Palacio Gastelum	President of the Glass Containers business unit	2003	1942
Roberto Rubio Barnes	President of the Glassware business unit	2003	1955

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

The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information.

	For the year ended December 31,
		1998 (1)			1999			2000		2001		1998(1)		2002	Total outstanding
Options granted during the year		2,813,300			2,893,000			4,851,900		3,204,800		940,950		3,941,950
Options cancelled or exercised at December 31, 2004		2,350,000			928,000			2,904,525		2,211,525		109,250		2,059,475
Options outstanding December 31, 2004		463,300			1,965,000			1,947,375		993,275		831,700		1,822,475	8,083,125
Initial Exercise Price	Ps.	31.31	(3)	Ps.	14.88	(3)	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53
Adjusted Exercise Price at December 31, 2004(2)	Ps.	49.94		Ps.	25.46		Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53
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

During 2003, we amended some of our pension plan obligations.  This change consists principally in paying the present value of life-time expectancy in a one-time payment at retirement, instead of monthly payments after retirement.

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

Name	Number of Shares Owned	Percentage of Shares Outstanding (5)	Granted Options (6)	Outstanding Options	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date

Adrián Sada González	15,590,085(1)(2)	6.08%	90,400	90,400	13.00	13.00	March 2008
			225,000	225,000	14.88	17.48	March 2009
			430,000	430,000	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	137,500	7.53	N/A	March 2012

Adrián Sada Treviño	29,047,731(1)(3)	10.67%	90,400	90,400	13.00	13.00	March 2008

Federico Sada González	15,509,527(1)(4)	5.94%	90,400	90,400	13.00	13.00	March 2008
			225,000	225,000	14.88	17.48	March 2009
			430,000	107,500	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	137,500	7.53	N/A	March 2012

Tomás González Sada	*	*	—	—	—	—	—

Andrés Yarte Cantú	*	*	—	—	—	—	—

Dionisio Garza Medina	*	*	—	—	—	—	—

Gustavo Madero Muñoz	*	*	—	—	—	—	—

Carlos Represas	*	*	—	—	—	—	—

Jaime Serra Puche	*	*	—	—	—	—	—

Lorenzo Zambrano	*	*	—	—	—	—	—

Carlos Muñoz	6,300,000	2.31%	—	—	—	—	—

Joaquín Vargas	*	*	—	—	—	—	—

Raúl Rangel Hinojosa	*	*	—	—	—	—	—

Alejandro Garza Lagüera	*	*	—	—	—	—	—

Eduardo Brittingham	*	*	—	—	—	—	—

José Domene Zambrano	3,155,059(1)	1.27%	180,000	45,000	11.00	N/A	June 2010
			360,000	90,000	8.27	N/A	March 2011
			360,000	180,000	7.53	N/A	March 2012

Francisco Romero Ramos	*	*	5,400	5,400	13.00	13.00	March 2008
			9,000	9,000	14.88	17.48	March 2009
			18,000	18,000	11.00	N/A	March 2010
			19,200	19,200	8.27	N/A	March 2011
			37,500	37,500	7.53	N/A	March 2012

Claudio Del Valle Cabello	*	*	15,100	15,100	13.00	13.00	March 2008
			28,000	28,000	14.88	17.48	March 2009
			60,000	15,000	11.00	N/A	June 2010

Name	Number of Shares Owned	Percentage of Shares Outstanding(5)	Granted Options(6)	Outstanding Options	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date
			59,000	14,750	8.27	N/A	March 2011
			60,500	30,250	7.53	N/A	March 2012

Álvaro Rodríguez Arregui	*	*	—	—	—	—	—

Alfonso Gómez Palacio Gastelum	*	*	54,300	54,300	13.00	13.00	March 2008
			90,000	90,000	14.88	17.48	March 2009
			120,000	30,000	11.00	N/A	June 2010
			130,000	32,500	8.27	N/A	March 2011
			150,000	75,000	7.53	N/A	March 2012

Roberto Rubio Barnes	*	*	48,200	48,200	13.00	13.00	March 2008
			100,000	100,000	14.88	17.48	March 2009
			180,000	45,000	11.00	N/A	June 2010
			190,000	47,500	8.27	N/A	March 2011
			150,000	75,000	7.53	N/A	March 2012
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

In addition, 39,150,000 Shares are held by our pension plan trust. Those Shares are treated as outstanding for all purposes.

The following table sets forth our major shareholders and their shareholdings as of March 17, 2005, the date of our annual general ordinary shareholders’ meeting. The Shares held by our major shareholders have the same voting as the Shares held by any other shareholder.

Name	Shares outstanding(1)	% of Shares outstanding(1)(2)

Pension Plan Trust	39,150,000	14.34%
Mrs. María Nelly González de Sada(3)(4)	14,150,011	5.18%
Mr. Adrián Sada Treviño(3) (4)	14,897,720	5.49%
Mr. Adrián Sada González(5)	15,590,085	6.08%
Mr. Federico Sada González(6)	15,509,527	5.94%
Ms. Alejandra Sada González	14,877,752	5.45%
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
(4)
Mrs. María Nelly Sada de Yarte, her children and her children’s spouses collectively hold 7,557,834 of our Shares, representing 2.77% of our issued and outstanding Shares. Mrs. María Nelly Sada de Yarte is daughter of Mr. Adrián Sada Treviño and Mrs. María Nelly González de Sada

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
Director Independence. Majority of board of directors must be independent. §303A.01
Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a Board of Directors in which 20% of its members must be independent as defined under the Mexican Securities Market Law. Vitro has a Board of Directors composed of fifteen members, out of which eight are independent. Our Board of Directors is not required to make a determination as to the independence of our directors. The definition of independence under Mexican law differs from the NYSE standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

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

Our committee does not produce a report on executive compensations.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

Audit Committee. We have an audit committee of four members plus a non-member financial expert and the statutory auditor “comisario” that also attends the meetings. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of

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

Peer Review. Galaz, Yamazaki, Ruiz Urquiza, S.C., a member practice of Deloitte Touche Tohmatsu, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

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

Our Chief Executive Officer is not aware of any violations by Vitro of NYSE corporate governance listing standards.

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

Expected Maturity Date
			2005		2006		2007		2008		2009		Thereafter		Total		Fair Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(1)		Ps.	0	Ps.	0	Ps.	1,806	Ps.	-	Ps.	474	Ps.	4,300	Ps.	6,580	Ps.	6,566
Weighted-average coupon	11.73%
Floating-Rate Debt:
Dollar-denominated(1)		Ps.	847	Ps.	3,542	Ps.	634	Ps.	274	Ps.	94	Ps.	0	Ps.	.5,391	Ps.	5,391
Weighted-average interest rate	LIBOR plus 5.72%
Euro-denominated(2)		Ps.	39	Ps.	34	Ps.	29	Ps.	24	Ps.	3	Ps.	0	Ps.	129	Ps.	129
Weighted-average coupon	Euribor 1.33%
Peso-denominated		Ps.	157	Ps.	219	Ps.	126	Ps.	566	Ps.	150	Ps.	0	Ps.	1,218	Ps.	1,218
Weighted-average interest rate	182-day CETES plus 3.21%
UDI-denominated(3)		Ps.	54	Ps.	1,254	Ps.	0	Ps.	0	Ps.	P0	Ps.	0	Ps.	1,308	UDI	370
Weighted-average interest rate	8.98%
____________________

(1)	The principal amount of our dollar-denominated debt was translated to pesos at Ps.11.1495 per U.S. dollar, the Free Exchange Rate as of December 31, 2004.
(2)	The principal amount of our euro-denominated debt was translated at 15.0941 per euro, the exchange rate as of December 31, 2004.
(3)	Based on the pesos per UDI value published by Banco de México in the Diario Oficial de la Federación, which in turn is based on the INPC.

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

On June 2005, we entered into two new interest rate swaps with a starting nominal amount of $282 million, which will decrease quarterly as agreed. The swaps will hedge the average of our Libor based debt with the effect of converting it into fixed interest rate debt at an average rate of 4.0535% starting January 2006 through December 2007. This swap has an extendible option for the counterpart for two more years.

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

	Exchange of Notional Amounts
Currency Exchange Options	2005	2006	2007	2008	Total	Fair Value
	(millions, except for percentages)

Options covering dollar-denominated debt:
Notional $ million (receive)	$ 32	$ 0	$ 0	$ 0	$ 32
Nominal Pesos (pay)	Ps. 400	Ps. 0	Ps. 0	Ps. 0	Ps. 400	Ps. (1)
___________________
(1)	These currency options were entered into hedge our natural exposure to exchange rate variations due to our shortfall between U.S. dollar income against U.S. dollar amortizations and interest payments.

During 2004, we unwound all the currency swap agreements that we had outstanding on December 31, 2003 with the following effects on the exchange loss (i) a credit of Ps.162 million for the cash received from unwinding the transactions, and (ii) a charge of Ps. 341 million for the non-cash effect of increased debt when valuating the debt at the market exchange rate, instead of the agreed in the swap agreement.

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
*
4.24	Stock Purchase Agreement dated as of September 25, 2004 among Rexam plc, Rexam Overseas Holding Limited and Vitro, S.A. de C.V.	*

Exhibit No.	Description	Page
4.25
Trust Agreement dated as of March 23, 2005 among Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V., Comercializadora Álcali, S. de R.L. de C.V., ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciaria and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero; Assignment of Rights dated as of March 23, 2005 among Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V., Comercializadora Álcali, S. de R.L. de C.V. and ABN AMRO Bank (México), S.A. Institución de Banca Múltiple, Division Fiduciana; Certificados Subordinados issued by ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, Division Fiduciaria, together with English summary.
*
4.26	Guaranty dated as of March 31, 2005 among Vitro, S.A. de C.V. and of the holders of the Certificados Subordinados	*
4.27
Purchase Agreement dated as of March 31, 2005 among ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciaria, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A.de C.V., Comercializadora Álcali, S. de R.L. de C.V., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank International", New York Branch
*
4.28
Placement Agent Agreement dated as of March 29, 2005 among Compañía Vidriera, S.A. de C.V., Industría del Álcali, S.A. de C.V., Comercializadora Álcali, S. de R.L. de C.V., ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciaria, and Banco Invex, S.A. Institución de Múltiple, Invex Grupo Financiero
*
4.29	Letter of extension between Pilkington plc and Vitro Vidriera y Cristal, S.A. de C.V., dated March 31, 2005	*
8.1	List of subsidiaries of Vitro, S.A. de C.V.	*
12.1	Certification of the Chief Executive Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Certification of the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.3	Certification of the Chief Administrative Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1
Certification of the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of Vitro, S.A. de C.V. pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
*

___________________
*	Filed herewith.
**	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33- 43660) and incorporated herein by reference thereto.
****	Filed as an exhibit to Vitro, S.A. de C.V.’s annual report for the year ended December 31, 2002, and incorporated by reference hereto.
***	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.
*****	Filed as an exhibit to Vitro, S.A. de C.V.’s annual report for the year ended December 31, 2003, and incorporated by reference hereto.

SIGNATURES

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized each of the undersigned to sign this amendment to the annual report on Form 20-F on its behalf.

Date: July 7, 2005

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
Name: Álvaro Rodríguez Arregui
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vitro, S.A. de C.V.
Garza García, N. L.

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2004 (all expressed in millions of constant Mexican pesos as of December 31, 2004). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company’s consolidated subsidiaries mentioned in Note 2 b) for the years ended December 31, 2002 and 2003, which statements reflect total assets constituting 10% of consolidated total assets as of December 31, 2003, and total net sales constituting 9% and 8% of consolidated net sales for the years ended December 31, 2002 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries for the years ended December 31, 2002 and 2003, is based solely on the reports of such other auditors, except as noted below.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Ernesto Cruz Velázquez de León
February 25, 2005
June 29, 2005, as to Notes 21 and 22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Empresas Comegua, S.A.

Monterrey, N.L., February 2, 2004

We have audited the accompanying consolidated balance sheets of Empresas Comegua, S.A. and its Subsidiaries, as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and of cash flows for the years ended December 31, 2002 and 2003. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Guatemala and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in Guatemala. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Empresas Comegua, S.A. and Subsidiaries as of December 31, 2003 and 2002, and their results of operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Guatemala.

/s/
C.P. José de Jesús Mariscal Chávez Partner Assurance and Business Advisory Services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Vitro Flex, S.A. de C.V.:

Monterrey, N.L., February 13, 2004

We have audited the balance sheets of Vitro Flex, S. A. de C.V. as of December 31, 2003 and 2002, and the related statements of income, of changes in stockholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Vitro Flex. S.A. de C.V. at December 31, 2003 and 2002, and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

/s/
C.P. José de Jesús Mariscal Chávez Partner Assurance and Business Advisory Services

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,				Millions of US dollars (Convenience Translation) December 31,
		2003		2004	2004

ASSETS

Cash and cash equivalents	Ps.	1,474	Ps.	2,828	$254
Trade receivables, net		2,325		2,259	202
Other receivables		1,390		1,289	116
Inventories		4,110		4,141	371
Current assets		9,299		10,517	943

Land and buildings		9,467		9,071	813
Machinery and equipment		9,792		8,403	754
Construction in progress		1,038		1,008	90
Goodwill, net of accumulated amortization of Ps.263 and Ps.370		877		734	66
Intangible pension asset		541		442	40
Other assets		1,398		1,056	95
Long-term assets		23,113		20,714	1,858

Total assets	Ps.	32,412	Ps.	31,231	$2,801

The accompanying notes are an integral part of these consolidated financial statements.

Federico Sada G.	Claudio L. Del Valle C.	Álvaro Rodríguez A.
President and Chief Executive Officer	Chief Administrative Officer	Chief Financial Officer

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2004)

December 31,					Millions of US dollars (Convenience Translation) December 31,
		2003		2004	2004

LIABILITIES

Short-term borrowings	Ps.	2,374	Ps.	2,172	$195
Current maturities of long-term debt		2,357		1,097	98
Trade payables		2,301		2,144	192
Accrued expenses		774		860	77
Other current liabilities		1,596		1,500	135
Current liabilities		9,402		7,773	697

Long-term debt		11,918		13,529	1,214
Seniority premiums, pensions and other long-term
liabilities		1,587		1,692	151
Deferred tax liabilities		459		84	8
Long-term liabilities		13,964		15,305	1,373
Total liabilities		23,366		23,078	2,070
STOCKHOLDERS’ EQUITY

Capital stock: no par value, 324,000,000 shares issued		324		324	29
Restatement of capital stock		6,460		6,460	579
Capital stock restated		6,784		6,784	608
Treasury stock (52,946,110 shares in 2003 and 51,044,097 in 2004)		(608)		(594)	(53)
Paid-in capital		1,017		1,017	91
Shortfall in restatement of capital		(18,158)		(18,416)	(1,652)
Cumulative initial effect of deferred taxes		(1,624)		(1,624)	(145)
Minimum pension liability adjustment		(348)		(419)	(37)
Retained earnings reserved for
reacquisition of shares of Vitro		2,514		2,000	179
Retained earnings		16,446		16,601	1,489
Total majority interest		6,023		5,349	480
Minority interest in consolidated subsidiaries		3,023		2,804	251
Total stockholders’ equity		9,046		8,153	731
Total liabilities and stockholders’ equity		Ps.32,412		Ps.31,231	$2,801

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts which are in pesos)

	Year ended December 31,						Millions of US dollars, except per share amounts (Convenience Translation) Year ended, December 31,
		2002		2003		2004	2004

Net sales	Ps.	26,901	Ps.	26,238	Ps.	26,181	$2,348
Cost of sales		19,150		18,969		19,261	1,728
Gross profit		7,751		7,269		6,920	620
Selling, general and administrative expenses		5,479		5,309		5,350	479
Operating income		2,272		1,960		1,570	141
Total financing cost		2,483		2,105		1,405	126
Operating income (loss) after financing cost		(211)		(145)		165	15
Other expenses, net		454		156		141	13
Income (loss) before income tax and workers’ profit sharing		(665)		(301)		24	2
Income and asset tax		(504)		54		(52)	(5)
Workers’ profit sharing		52		40		120	11
Net loss from continuing operations		(213)		(395)		(44)	(4)
Net loss from discontinued operations		(128)
Gain on disposal of discontinued operations		506
Net income (loss) for the year	Ps.	165	Ps.	(395)	Ps.	(44)	$(4)
Net income of minority interest	Ps.	170	Ps.	201	Ps.	223	$20
Net loss of majority interest		(5)		(596)		(267)	(24)
	Ps.	165	Ps.	(395)	Ps.	(44)

Earnings per common share (based on weighted average
shares outstanding of 275,437,527 for 2002,
275,152,973 for 2003 and 271,840,010 for 2004):
Net loss from continuing operations	Ps.	(0.77)	Ps.	(1.44)	Ps.	(0.16)	$(0.02)
Net loss from discontinued operations		(0.47)
Gain on disposal of discontinued operations		1.84
Net income of minority interest		(0.61)		(0.73)		(0.82)	(0.07)
Net loss of majority interest	Ps.	(0.01)	Ps.	(2.17)	Ps.	(0.98)	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
(Millions of constant Mexican pesos as of December 31, 2004)

Year ended December 31,			Millions of US dollars (Convenience Translation) Year ended, December 31,
2002	2003	2004	2004
OPERATING ACTIVITIES:
Net loss from continuing operations	Ps.	(213)	Ps.	(395)	Ps.	(44)	$(4)
Add (deduct) non cash items:
Depreciation and amortization		2,122		2,062		2,247	202
Provision for seniority premiums and pensions		205		264		272	24
Amortization of debt issue costs		55		67		123	11
Gain from sale of subsidiaries and associated companies		(72)		(37)		(488)	(44)
Write-off and loss from sale of assets		447		129		329	30
Deferred income tax and workers’ profit sharing		(925)		(138)		(155)	(14)
		1,619		1,952		2,284	205

Increase in trade receivables		(320)		(121)		(125)	(11)
Decrease (increase) in inventories		(560)		68		(271)	(24)
Increase (decrease) in trade payables		(274)		(176)		4	0
Change in other current assets and liabilities, net		323		(61)		159	14
Pension funding payments		(183)		(169)		(187)	(17)
Resources generated from continuing operations		605		1,493		1,864	167
Net loss from discontinued operations		(128)
Proceeds from disposal of discontinued operations		1,551
Operating assets and liabilities from discontinued operations		182
Resources generated from operations		2,210		1,493		1,864	167
FINANCING ACTIVITIES:
Short-term bank loans		6,021		2,741		3,466	311
Long-term bank loans		4,257		6,291		6,063	544
Capital stock contributed by minority interest		8
Monetary effect on liabilities with financing cost		(858)		(647)		(827)	(74)
Payment of short-term loans		(6,775)		(5,440)		(4,478)	(402)
Payment of long-term loans		(2,031)		(3,061)		(3,852)	(346)
Acquisition of treasury stock				(64)
Sale of treasury stock		26		16		14	1
Dividends paid to stockholders of Vitro, S.A. de C.V.		(85)		(117)		(92)	(8)
Dividends paid to minority interest		(300)		(134)		(150)	(13)
Effect from discontinued operations		(46)
Resources generated from (used in) financing activities		217		(415)		144	13
INVESTING ACTIVITIES:
Investment in land and buildings and machinery and equipment		(1,136)		(1,871)		(1,453)	(130)
Sale of land and buildings and machinery and equipment		153		46		20	2
Investment in subsidiaries and associated companies		(13)
Sale of subsidiaries and associated companies		126		201		889	80
Long-term investments		(54)		(238)		186	16
Effect from discontinued operations		(6)
Other		(220)		(226)		(296)	(26)
Resources used in investing activities		(1,150)		(2,088)		(654)	(58)
Net increase(decrease) in cash and cash equivalents		1,277		(1,010)		1,354	122
Balance at beginning of year		1,207		2,484		1,474	132
Balance at end of year	Ps.	2,484	Ps.	1,474	Ps.	2,828	$254

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
Vitro Chaves Industria de Vidro, S.A. (60%)

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

The disclosures relating to the Company's pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 h), together with certain actuarial assumptions utilized, are presented below as of December 31, 2003 and 2004:

	December 31,
	2003	2004
Accu Accumulated benefit obligation	Ps. 1,849	Ps. 2,009
Projected benefit obligation	Ps. 2,379	Ps. 2,623
Plan assets at fair value	(582)	(554)
Unrecognized net loss	(214)	(174)
Unrecognized transition obligation	(380)	(268)
Changes in assumptions and adjustments
from experience	(856)	(1,239)
Projected net liability	Ps. 347	Ps. 388
Additional minimum liability	Ps.1,093	Ps.1,122
Net periodic cost (Ps. 234 for 2002)	312	322

At December 31, 2004, the plan assets presented above, include 39.2 million shares of Vitro.

Assumptions	December 31,
	2003	2004
Discount rate	5.75%	5.75%
Expected rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	0.0%	0.0%

11.	Commitments and contingencies

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

12.	Foreign currency operations

a)	At December 31, 2004, the assets and liabilities denominated in foreign currency of the Company's Mexican subsidiaries consist of the following:

	Millions of	Millions of
	US dollars	Mexican pesos
Monetary assets	$222	Ps.	2,478
Inventories	28		315
Fixed assets	313		3,493
Monetary liabilities	1,232		13,734

b)	Foreign currency operations of the Company's Mexican subsidiaries during 2004 consisted of the following:

	Millions of	Millions of
	US dollars	Mexican pesos
Exports	$637	Ps.	7,323
Imports	301		3,484
Interest expense, net	122		1,414

c)	The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2004 consisted of the following:

		United States		Central and
		of America		South America		Europe
Net sales	Ps.	8,570	Ps.	1,459	Ps.	1,463
Operating income		176		100		55
Total assets		2,900		2,870		1,723
Total liabilities		1,264		819		825
Capital expenditures		30		141		143

d)	The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company's consolidated financial statements at the following dates were:

		US dollar		Euro
December 31, 2001	Ps.	9.1695	Ps.	8.0810
December 31, 2002		10.4393		10.9476
December 31, 2003		11.2372		14.1925
December 31, 2004		11.1495		15.0941

On February 25, 2005, the exchange rate was Ps. 11.1086 per one US dollar and Ps. 14.6577 per one Euro.

13.	Stockholders' equity

a)	At December 31, 2003 and 2004, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

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

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950

Options cancelled or exercised at December 31, 2004	2,350,000	928,000	2,904,525	2,211,525	109,250	2,059,475

Options outstanding at December 31, 2004	463,300	1,965,000	1,947,375	993,275	831,700	1,882,475	8,083,125

Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps.13.00	Ps. 7.53

Exercise price at December 31, 2004	49.94	25.46	11.00	8.27	13.00	7.53

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

The Company has three reportable segments: Glass Containers, Flat Glass and Glassware. On July 3, 2002, Vitro sold its interest in the segment Acros-Whirlpool (see note 4). The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries.
Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware.

The segment data presented below does not include discontinued operations for any of the periods presented.

		Glass Containers		Flat Glass		Glassware		Corporate and other		Consolidated
December 31, 2002:
Net sales	Ps.	11,058	Ps.	13,061	Ps.	2,878	Ps.	130	Ps.	27,127
Interdivisional sales		76		118		32				226
Consolidated net sales		10,982		12,943		2,846		130		26,901
Operating income (loss)		1,308		1,013		287		(336)		2,272
Total assets		14,264		13,055		3,510		2,601		33,430
Capital expenditures		647		330		137		22		1,136
Depreciation and amortization		980		750		289		103		2,122
Goodwill				984						984

December 31, 2003:
Net sales	Ps.	10,451	Ps.	13,059	Ps.	2,755	Ps.	258	Ps.	26,523
Interdivisional sales		109		156		20				285
Consolidated net sales		10,342		12,903		2,735		258		26,238
Operating income (loss)		814		1,101		196		(151)		1,960
Total assets		13,529		13,919		3,062		1,902		32,412
Capital expenditures		809		910		116		36		1,871
Depreciation and amortization		1,003		710		271		78		2,062
Goodwill				877						877

December 31, 2004:
Net sales	Ps.	10,702	Ps.	12,699	Ps.	2,726	Ps.	306	Ps.	26,433
Interdivisional sales		158		63		31				252
Consolidated net sales		10,544		12,636		2,695		306		26,181
Operating income (loss)		794		854		83		(161)		1,570
Total assets		12,722		12,173		2,922		3,414		31,231
Capital expenditures		672		560		132		89		1,453
Depreciation and amortization		1,252		713		218		64		2,247
Goodwill				734						734
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

The other principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below:

	Year ended December 31,
Reconciliation of Net Loss:	2002	2003	2004	2004
	(Ps.millions)			($ millions) (Convenience Translation )
Net loss of majority interest as reported under Mexican GAAP	Ps.(5)	Ps.(596)	Ps.(267)	$(24)

Deferred income tax *	(130)	(50)	76	7
Reduction of amortization expense related to negative goodwill	33	26	23	2
Depreciation of the effect of applying the Fifth Amendment	(221)	(197)	(187)	(17)
Workers’ profit sharing *	40	43	48	4
Capitalized interest	(7)	(8)	44	4
Goodwill amortization and impairment, net	45	17	49	4
Fair value of derivative financial instruments	(192)	24	9	1
Effect of applying Bulletin B-15	(44)	(4)
Discontinued operations	(275)
Effect of the above adjustments on net income of minority interest	180	(6)	(51)	(4)
Total U.S. GAAP adjustments	(571)	(155)	11	1

Net loss under U.S. GAAP	Ps.(576)	Ps.(751)	Ps.(256)	$(23)

* Net of monetary gain

	Year ended December 31,
Reconciliation of Stockholders’ Equity:	2002		2003		2004		2004
	(Ps.millions)						($ millions) (Convenience Translation)
Total stockholders’ equity reported under Mexican GAAP	Ps.	9,755	Ps.	9,046	Ps.	8,153	$731

Less minority interest included as stockholders’ equity under Mexican GAAP		(3,056)		(3,023)		(2,804)	(251)
Majority stockholders’ equity under Mexican GAAP		6,669		6,023		5,349	480
U.S. GAAP adjustments:
Deferred income taxes:
Effect on retained earnings		(56)		(106)		(30)	(2)
Effect on excess (shortfall) in restatement of capital		(681)		(604)		(575)	(52)
Reversal of negative goodwill		(4,913)		(4,913)		(4,913)	(440)
Reversal of the accumulated amortization related to negative goodwill		4,737		4,763		4,786	429
Workers’ profit sharing		(63)		(20)		28	2
Capitalized interest		90		82		126	11
Goodwill amortization and impairment		45		62		111	10
Effect of applying the Fifth Amendment		1,252		822		540	48
Effect of applying Bulletin B-15		(175)		54
Fair value of derivative financial instruments		(194)		(170)		(161)	(14)
Discontinued operations		(275)
Effect of the above adjustments on minority interest		(71)		(173)		(204)	(18)

Total U.S. GAAP adjustments		(304)		(203)		(292)	(26)
Total stockholders’ equity under U.S. GAAP	Ps.	6,365	Ps.	5,820	Ps.	5,057	$454

a)	Minority interest

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

The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under Mexican GAAP, are presented as follows:

	December 31,
Deferred Tax Assets and Liabilities:		2003		2004
Noncurrent:
Assets:
Reversal of negative goodwill	Ps.	48	Ps.	36
Tax loss and tax on asset carryforwards		103		53(1)
Capital losses		1,382		608(1)
Fair value of derivative financial instruments		56		48

Liabilities:
Buildings, machinery and equipment		(227)		(120)
Stockholders’ equity		(561)		(533)
Other		(26)		(36)
Net deferred tax asset		775		56

Valuation allowance		(1,485)		(661	) (1)

Net difference in deferred tax liability	Ps.	(710)	Ps.	(605)

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

The staff of the SEC has agreed that the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican GAAP and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC.

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

i)	Fair value of derivative financial instruments

Under Mexican GAAP, derivative instruments that are considered as a hedge from an accounting perspective are valued using the same criteria of valuation of the assets or liabilities hedged and the effect of such valuation is recognized in the results of operations. Under U.S. GAAP, the Company’s derivative instruments are accounted for as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and consequently the Company reflects all derivatives on the balance sheet at fair value, regardless of the purpose or intent for holding them. The accounting for changes in fair value of the derivatives varies, depending if the derivative is considered to be a hedge for accounting purposes, and whether that hedged instrument is a fair value, or a cash flow hedge.

The Company primarily uses interest rate swaps, currency swaps, foreign currency forward purchase contracts and natural gas contracts to manage its exposure to fluctuations in interest, foreign currency exchange rates and changes in the price of natural gas. It is the Company’s policy to not enter into derivative financial instruments for speculative purposes.

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

SFAS No. 133 provides specific criteria necessary for a derivative to qualify for hedge accounting and requires the discontinuance, on a prospective basis, of the accounting of the effective portion recorded in other comprehensive income for an existing hedge if the designation of the cash flow hedge is removed. Derivatives entered into by the Company in 2002, 2003 and 2004 do not qualify for hedge accounting as defined by SFAS No. 133.

Natural gas risk management - The Company uses natural gas hedge contracts to reduce its cash flow volatility associated with price changes in natural gas. Change in the fair value of the Company's natural gas contracts not indentified as cash flow hedges resulted in a charge of Ps. 162 recorded in the results of operations for the year ended December 31, 2004.

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

4.
Fair value of financial instruments.- SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company’s significant financial instruments were as follows:

	December 31, 2003		December 31, 2004
	Carrying Amount (Mexican GAAP)	Fair Value	Carrying Amount (Mexican GAAP)	Fair Value
Liabilities:
Short-term borrowings	2,374	2,374	2,172	2,172
Long-term debt (1)	14,275	14,157	14,626	14,644
Derivative instruments:
Interest rate swaps	0	281	0	0
Foreign currency forward contracts	0	(112)	0	0
Natural gas contracts	0	0	0	162

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

Loss per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
		2002		2003		2004
Loss per share - Basic and diluted earnings (loss) before discontinued operations	Ps.	(2.46)	Ps.	(2.73)	Ps.	(0.94)
Discontinued operations		0.37
Loss per common share	Ps.	(2.09)	Ps.	(2.73)	Ps.	(0.94)

7.
Comprehensive income.- Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. Vitro’s items of other comprehensive income are loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, currency translation and the minimum pension liability adjustment.

    See note 22 l), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130.

    Additional required disclosures under SFAS No. 130 are as follows:

    Disclosure of accumulated other comprehensive income balances:

		Loss from Holding Nonmonetary Assets			Minimum Pension Liability Adjustment
Balance at December 31, 2002	Ps.	(18,194)		Ps.	(326)
Bulletin B-15 effect Change for the year		(137) 548			(21)
Balance at December 31, 2003 Bulletin B-15 effect Change for the year		(17,783 (256 (411	) ) )		(347 (72	) )

Balance at December 31, 2004………….	Ps.	(18,450)		Ps.	(419)

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

12.	Reclassifications. – Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2002 and 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

    1)  Comparative consolidated financial statements - U.S. GAAP

CONSOLIDATED BALANCE SHEETS
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,
		2003		2004
Assets

Cash and cash equivalents	Ps.	1,422	Ps.	2,825
Trade receivables, net of allowance for doubtful accounts		2,223		2,207
Other receivables		1,454		1,418
Inventories		4,094		4,132
Current assets		9,193		10,582
Long-term investments.		832		396
Investment in associated companies		465		210
Land and buildings		9,323		9,023
Machinery and equipment		10,034		8,561
Construction in progress		1,039		998
Goodwill		920		844
Intangible pension asset		542		442
Other assets		562		659
Total assets	Ps.	32,910	Ps.	31,715

Liabilities

Short-term borrowings	Ps.	2,242	Ps.	2,172
Current portion of long-term debt		2,346		1,097
Trade payables		2,202		2,132
Accrued expenses		776		855
Deferred taxes		653		642
Other current liabilities		1,514		1,529
Current liabilities		9,733		8,427
Long-term debt		11,888		13,529
Seniority premiums, pensions and other long-term liabilities		1,774		1,664
Deferred taxes		498		28
Long-term liabilities		14,160		15,221
Total liabilities		23,893		23,648
Minority interest in consolidated subsidiaries		3,197		3,010

Stockholders’ Equity

Majority interest:
Capital stock: no par value 324,000,000 shares issued and outstanding	Ps.	324	Ps.	324
Restatement of capital stock		6,460		6,460
Capital stock restated		6,784		6,784
Treasury stock (52,946,110 in 2003 and 51,044,097 in 2004)		(608)		(594)
Paid-in capital		1,017		1,017
Shortfall in restatement of capital		(17,783)		(18,450)
Minimum pension liability adjustment		(347)		(419)
Retained earnings reserved for reacquisition of shares of Vitro		2,514		2,000
Retained earnings		14,994		14,975
Net loss for the year		(751)		(256)
Total stockholders’ equity		5,820		5,057
Total liabilities, minority interest in consolidated subsidiaries and stockholders’ equity	Ps.	32,910	Ps.	31,715

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

	Year ended December 31,
	2002		2003		2004

Net sales	Ps.	25,798	Ps.	25,812	Ps.	25,752
Cost of sales		18,478		18,801		19,022

Gross profit		7,320		7,011		6,730
Selling, general and administrative expenses		5,889		5,498		5,914

Operating income		1,431		1,513		816

Interest expense		1,971		2,054		2,161
Interest income		147		198		128
Exchange loss, net		1,676		802		78
Gain from monetary position		847		593		719
Total financing cost		2,653		2,065		1,392

Loss after financing cost		(1,222)		(552)		(576)
Other income (loss), net		96		69		438

Loss before income taxes, minority interest and share in earnings		(1,126)		(483)		(138)
Income tax expense		402		(64)		134
Minority interest		34		(204)		(273)
Share in earnings of unconsolidated associated companies		11				21

Loss from continuing operations		(679)		(751)		(256)
Discontinued operations including income on disposal of discontinued operations of Ps.232 net of taxes of Ps.247		103
Net loss	Ps.	(576)	Ps.	(751)	Ps.	(256)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2004)

		Capital Stock		Treasury Stock		Paid-In Capital		Shortfall in Restatement of Capital		Other		Retained Earnings		Comprehensive income		Stock holders’ Equity

Balance at January 1, 2002	Ps.	6,784	Ps.	(597)	Ps.	1,028	Ps.	(18,831)	Ps.	(105)	Ps.	18,827			Ps.	7,106
Comprehensive income (loss):
Net loss												(576)	Ps.	(576)		(576)
Bulletin B-15 adjustments								248				(503)				(255)
Other comprehensive income (loss):
Minimum pension liability adjustment										(182)				(182)		(182)
Gain from holding nonmonetary assets								34						34		34
Deferred income taxes								673		119				792		792
Effect of applying the Fifth Amendment								(309)						(309)		(309)
Deferred workers’ profit sharing								(9)						(9)		(9)
										(158)				(158)		(158)
Other comprehensive income														168
Comprehensive loss													Ps.	(408)
Dividends (Ps.0.27 pesos per share)												(85)				(85)
Additional paid-in capital						(28)										(28)
Acquisition of treasury stock				35												35

Balance at December 31, 2002	Ps.	6,784	Ps.	(562)	Ps.	1,000	Ps.	(18,194)	Ps.	(326)	Ps.	17,663			Ps.	6,365
Comprehensive income (loss):
Net loss												(751)	Ps.	(751)		(751)
Bulletin B-15 adjustments								(137)				(38)				(175)
Other comprehensive income (loss):
Minimum pension liability adjustment										(32)				(32)		(32)
Gain from holding nonmonetary assets								120						120		120
Deferred income taxes								600		11				611		611
Effect of applying the Fifth Amendment								(173)						(173)		(173)
Deferred workers’ profit sharing								1						1		1
Other comprehensive income														527
Comprehensive loss													Ps.	(224)
Dividends (Ps.0.39 pesos per share)												(117)				(117)
Additional paid-in capital						17										17
Acquisition of treasury stock				(46)												(46)

Balance at December 31, 2003	Ps.	6,784	Ps.	(608)	Ps.	1,017	Ps.	(17,783)	Ps.	(347)	Ps.	16,757			Ps.	5,820
Comprehensive income (loss):
Net loss												(256)		Ps.(256)		(256)
Bulletin B-15 adjustments								(256)				310				54
Other comprehensive income (loss):
Minimum pension liability adjustment										(108)				(108)		(108)
Gain from holding nonmonetary assets								(310)						(310)		(310)
Deferred income taxes								(30)		36				6		6
Effect of applying the Fifth Amendment								(72)						(72)		(72)
Deferred workers profit sharing								1						1		1
Other comprehensive income														(483)
Comprehensive loss													Ps.	(739)
Dividends (Ps.0.31 pesos per share)												(92)				(92)
Additional paid-in capital				14												14
Acquisition of treasury stock																0

Balance at December 31, 2004	Ps.	6,784	Ps.	(594)	Ps.	1,017	Ps.	(18,450)	Ps.	(419)	Ps.	16,719			Ps.	5,057

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS*
(Millions of nominal pesos)

	Year ended December 31,
		2002		2003		2004
Operating Activities:
Net loss from continuing operations in constant pesos	Ps.	(679)	Ps.	(751)	Ps.	(256)
Effect of constant pesos		16		28		18
Net loss from continuing operations in nominal pesos		(663)		(723)		(238)
Add (deduct) non cash items:
Minority interest		(31)		194		273
Depreciation and amortization		1,965		2,036		2,255
Provision for seniority premiums, pension and other long-term liabilities		182		246		265
Amortization of debt issue cost		50		63		121
Share in net income of unconsolidated associated companies		(10)				(21)
Fair value of derivative financial instruments		176		(23)		(9)
Gain from sale of subsidiaries and associated companies		(64)		(36)		(475)
Write-off and loss from sale of fixed assets		395		115		327
Deferred income tax and workers’ profit sharing		(761)		(148)		(280)
Gain from monetary position		(757)		(554)		(731)
Exchange loss		1,495		743		68
		1,977		1,913		1,555
Increase (decrease) in trade payables		(131)		(189)		127
increase in trade receivables		(322)		(79)		(224)
(Increase) decrease in inventories		(503)		20		(275)
Change in other current assets and liabilities, net		335		(246)		68
Pension funding payments		(167)		(157)		(182)
Cash provided by continuing operations		1,189		1,262		1,069
Net loss from discontinued operations		(116)
Proceeds from disposal of discontinued operations		1,390
Operating assets and liabilities from discontinued operations		164
Cash provided by operating activities		2,627		1,262		1,069

Investing Activities:
Sales of land and buildings and machinery and equipment		138		43		18
Investment in land and buildings and machinery and equipment		(985)		(1,442)		(1,434)
Investment in subsidiaries and associated companies		(9)
Sale of subsidiaries and associated companies		111		188		904
Long-term receivables		(49)		(232)		181
Effect from discontinued operations		(6)
Other		(204)		(175)		(291)
Cash used in investing activities		(1,004)		(1,618)		(622)

Financing Activities:
Short-term borrowings		4,640		2,175		3,328
Issuance of long-term debt		2,793		5,318		5,891
Capital stock contributed by minority interest		7
Payment of short-term borrowings		(5,801)		(4,994)		(4,188)
Payment of long-term debt		(1,779)		(2,859)		(3,728)
Acquisition of treasury stock				(61)
Sale of treasury stock		24		17		14
Dividends paid to stockholders of Vitro		(75)		(108)		(89)
Dividends paid to minority interests		(257)		(123)		(148)
Effect from discontinued operations		(42)
Cash (used) provided in financing activities		(490)		(635)		1,080
Net increase (decrease) in cash and cash equivalents		1,133		(991)		1,527
Monetary and exchange rate effect on cash and cash equivalents		118		119		(54)
Balance at beginning of year		973		2,224		1,352
Balance at end of year	Ps.	2,224	Ps.	1,352	Ps.	2,825

Net cash provided by operating activities reflects net
cash payments of interest and income taxes as follows:
Interest	Ps.	1,536	Ps.	1,847	Ps.	1,896
Income taxes		148		61		112
*This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the AICPA.