Form 20-F/A
VITRO SA DE CV
filed 2006-05-10
CIK 880582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 2

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

Shares of Series "A" common stock, no par value

Ordinary Participation Certificate, each representing

one share of Series "A" common stock

American Depositary Shares, evidenced by American Depositary Receipts, each representing three Ordinary Participation Certificates

New York Stock Exchange* New York Stock Exchange* New York Stock Exchange

____________________

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11 3/4 Guaranteed Senior Notes due 2007

The number of outstanding shares of each of the Registrant's classes of capital stock as of December 31, 2004:

295,727,910 shares of Series "A" common stock, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]       No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17   [ ]     Item 18 [X]

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as a second amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, to incorporate various changes and additional disclosures not previously contained in the first amendment to our Form 20-F filed on July 7, 2005.

This amendment includes additional disclosures within Item 5. Operating and Financial Review and Prospectus and Item 18 - Financial Statements. We have also included in Item 18, Schedule I - Financial Information of Vitro, S.A. de C.V. and Schedule II - Schedule of Valuation and Qualifying Accounts.

In addition, we have restated our U.S. GAAP consolidated financial statements included in Item 18, to reflect the following changes:

• The application of the equity method of accounting for Empresas Comegua S.A. in accordance with EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

• The recognition of an obligation for severance indemnities and the related costs in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits, an amendment of FASB Statements No. 5 and 43".

• The presentation of Vitro OCF, S.A. de C.V., Envases Cuautitlan, S.A. de C.V., Ampolletas, S.A., Vitro America Inc.'s ("Vitro America") distribution and production facilities in the Northwestern United States and the disposal of our Productos de Valor Agregado ("PVA") facilities as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

• The reclassification of the gain/loss on sale of assets not considered to be components of a business into Operating Income in accordance with SFAS No. 144.

• The reversal of an impairment charge, given that the asset was determined to be recoverable based on an undiscounted cash flow analysis performed by the Company, as required by SFAS No. 144.

• The recognition of a valuation allowance related to a recoverable asset tax, as under U.S. GAAP contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received.

As a result of the restatement, we have made the corresponding changes in Item 3 - Key Information, to our Selected Consolidated Financial Information (U.S. GAAP) and our Chief Executive Officer, Chief Administrative Officer, and Chief Financial Officer have reevaluated the effectiveness of our disclosure controls within Item 15.Only those Items that have been affected have been included in this amended filing. In addition, our CEO, CFO and CAO have updated their certifications included in Item 19.

Except as otherwise expressly noted herein, this second amendment to our Annual Report on Form 20-F does not reflect events occurring after the July 7, 2005 filing of our first amendment to our Annual Report on Form 20-F in any way, except to reflect the changes discussed in this second amendment. Accordingly, this second amendment should be read in conjunction with the first amendment thereto.

PRESENTATION OF CERTAIN INFORMATION

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of the United Mexican States, or "Mexico," and is a holding company that conducts substantially all of its operations through its subsidiaries. In this annual report, except when indicated or the context otherwise requires, (a) the words "Vitro" and "our holding company" refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries and (b) the words "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. together with its consolidated subsidiaries. However, it should always be understood that each subsidiary of Vitro and each other entity with which Vitro consolidates is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to business units are to combinations of various consolidated entities that have been grouped together for management and presentation purposes.

References in this annual report to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America.

Our consolidated financial statements are expressed in Mexican pesos and are prepared in accordance with accounting principles generally accepted in Mexico, which we refer to as "Mexican GAAP," which differs in certain significant respects from accounting principles generally accepted in the United States of America, which we refer to as the "United States", which we refer to as "U.S. GAAP." Note 22 to our consolidated financial statements for the year ended December 31, 2004 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. The U.S. GAAP figures presented in Note 22 to our consolidated financial statements have been restated as discussed further in Note 22 to our consolidated financial statements.

All the peso amounts contained in this annual report are restated in constant pesos as of December 31, 2004, except where otherwise indicated.

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de Mexico, Mexico's central bank, in the Diario Oficial de la Federacion for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the "Free Exchange Rate." As of December 31, 2004, and March 31, and May 31, 2005, the Free Exchange Rate was 11.1495 pesos per U.S. dollar, 11.1783 pesos per U.S. dollar and 10.9160 pesos per U.S. dollar, respectively. As of December 31, 2004, and March 31, and May 31, 2005, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the "Noon Buying Rate," was 11.15 pesos per U.S. dollar, 11.18 pesos per U.S. dollar and 10.91 pesos per U.S. dollar, respectively.

For purposes of this annual report, we consider our "export sales" to be (i) sales of products by our Mexican subsidiaries to third parties outside Mexico, (ii) sales of products by our Mexican subsidiaries to our foreign subsidiaries that do not act as our distributors (principally, Vitro America, Inc., which was formerly known as VVP America, Inc. and which we refer to as "Vitro America") and (iii) sales of products by our foreign distribution subsidiaries (principally Vitro Packaging, Inc., which we refer to as "Vitro Packaging," Crisa Industrial, LLC, which we refer to as "Crisa Industrial," and Crisa Texas Limited, which we refer to as "Crisa Texas") to third parties outside Mexico. Sales of products manufactured or processed by our subsidiaries outside Mexico (principally by Vitro America, Empresas Comegua, S.A., which we refer to as "Comegua," and Vitro Cristalglass, S.L., which was formerly known as Cristalglass Vidrio Aislante S.A. and which we refer to as "Cristalglass") are not considered "export sales."

Under Mexican corporate law, shares of our Series "A" common stock, which we refer to as "Shares," held by our Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our Shares are entitled to vote. However, for accounting purposes, our Shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders' equity, we considered those of our Shares held by our Stock Option Trust as treasury stock. In addition, 39,150,000 Shares are held by our pension plans in trust. Those Shares are treated as outstanding for all purposes.

We use the term "joint venture" to refer to companies which are not our wholly owned subsidiaries and in which we, directly or indirectly, either have management control or share management control with one or more third parties. We believe that our use of the term "joint venture" is consistent with international business practices. However, our "joint ventures" are not necessarily "Joint Ventures" as defined in International Financial Reporting Standards.

References in this annual report to "CNBV" are to the Comision Nacional Bancaria y de Valores of Mexico.

References in this annual report to "UDI" are to Unidades de Inversion, which is an inflation-indexed monetary unit.

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

The information in this annual report includes forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, those described in this section, under the sections entitled "Item 4.  Information on the Company" and "Item 5.  Operating and Financial Review and Prospects" and elsewhere in this annual report. See "Forward-Looking Statements."

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

In addition, a significant portion of our indebtedness is short-term debt. See "-A significant portion of our indebtedness is short-term debt."

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

Certain of our flat glass products sold to original equipment manufacting, which we refer to as "OEMs" in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers.  The automotive OEM business line represented approximately 12% of our consolidated net sales for the year ended December 31, 2004.

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

The gradual reduction by the Mexican government over the past few years of import duties and tariffs for glass and glass packaging products to historically low levels, the investment by our competitors and vertically integrated customers in glass manufacturing facilities in Mexico and increased imports of low-cost competitive products into several of our important markets (principally the United States and Mexico) have created severe competitive challenges for us. These events have had an adverse effect on us by driving down our prices, and in some cases sales volumes, and decreasing our operating margins and profitability. For example, while in 1999 our gross margin and operating margin were 33% and 16%, respectively, by 2004 our gross margin and operating margin had decreased to 26% and 6%, respectively. See "-Item 5. Operating and Financial Review and Prospects-Operating Results-Operating Income-Glass Containers-Changes in Depreciation Methods." As market conditions continue to deteriorate, we are faced with determined competitors that are financially better positioned than us to withstand the ongoing and challenging economic conditions. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity could be adversely affected.

Some of the components of our cost of goods sold are subject to significant market price variations. For instance, market prices of natural gas, which is an input that represented approximately 6% of our consolidated cost of goods sold in 2004, have experienced significant price increases since 2000. Since the price of natural gas in Mexico is tied to the price of natural gas in southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are fully exposed to such price variations and we cannot assure you that market hedges will be available at favorable conditions to us. In fact, as the price of natural gas has significantly increased in recent years, we have not been able to raise our products' prices to fully reflect those increases, which has adversely affected our results of operations and liquidity. Other potential sources of significant variations in our costs are electric power, labor, packaging and freight costs.

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

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt among others, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios. At no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants related to financial ratios discussed above as of December 31, 2004 and March 31, 2005 did not allow the lender to accelerate the maturity of the debt under the indentures and credit facilities discussed above.

At the time of the original filing, we expected not to meet a more restrictive financial ratio as of June 30, 2005. Such non-compliance, although subject to waiver, would allow the lender to accelerate the maturity of one of our credit facilities. As we met the current covenant requirements related to this ratio as of December 31, 2004, the outstanding debt is classified as noncurrent.

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

Our holding company derives substantially all of its revenue from interest, fees and dividends paid to it by our subsidiaries, as well as consolidated tax refunds. In the year ended December 31, 2004, a majority of the revenue received by our holding company was derived from interest and management, administrative and other fees paid to it by our subsidiaries. Our holding company's remaining revenue was derived from dividends paid to it by our subsidiaries and from tax refunds resulting from the tax consolidation of Vitro and our subsidiaries under Mexican tax law. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from interest, fees and dividends from our subsidiaries, as well as tax refunds and income from the disposition of one or more of our subsidiaries, interests therein or assets thereof.

Our subsidiaries' ability to pay such dividends or make such distributions will be subject to (i) the cash flows generated by their operations and borrowings, (ii) in certain circumstances, restrictions contained in their debt instruments and joint venture agreements, (iii) such subsidiaries' shareholders' (including our joint venture partners, when applicable) approval of the payment of such dividends at such subsidiaries' general ordinary shareholders' meetings, (iv) such subsidiaries having net income and the requisite amount of paid-in capital required under Mexican law and their estatutos sociales, which we refer to as "by-laws" and (iv) applicable laws. During 2001, 2002, 2003 and 2004, our principal subsidiaries were restricted from paying dividends to us by their credit facilities or indentures. See "-We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness." Certain of our joint venture agreements require the consent of all joint venture participants for certain significant operating and management decisions, including the payment of dividends. For additional information with respect to dividend payment limitations under our debt instruments and joint venture agreements, see "Item 5.  Operating and Financial Review and Prospects-Liquidity and Capital Resources."

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

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar would have resulted in a foreign currency exchange gain in 2004, but with the unwind of the currency exchange swaps in May 2004, we recorded a net exchange loss.

We may be adversely affected by increases in interest rates.

Interest rate risk exists primarily with respect to our floating-rate peso- and dollar-denominated debt, which debt generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the "TIIE," or the London interbank offered rate, which we refer to as "LIBOR." As of May 31, 2005, our floating-rate peso- and dollar-denominated debt amounted to approximately Ps. 1,469 million and $520 million. If TIIE or LIBOR rates increase, our ability to service our debt will be adversely affected.

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

Starting in 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico experienced an economic slowdown. The economic slowdown in the Mexican economy continued through 2002 and 2003. In 2002 and 2003, real GDP grew by 0.8% and 1.4%, respectively, annual inflation was 5.7% and 4.0%, respectively, and the peso experienced a nominal devaluation relative to the U.S. dollar of 13.8% and 7.6%, respectively. In 2004, economic activity in Mexico grew at a faster rate. Mexico's real GDP grew by 4.4% in 2004, while inflation was 5.2% and the peso experienced a nominal appreciation relative to the U.S. dollar of 0.8%. According to Mexico's Instituto Nacional de Estadistica, Geografia e Informatica, Mexico's real GDP grew by 2.4% in the first quarter of 2005, on an annualized basis.

In 2001, the United States' real GDP growth rate also showed a marked slowdown. During 2002, 2003 and 2004, the United States' real GPD growth rates recovered steadily to 1.9%, 3.0% and 4.4%, respectively. The U.S. Bureau of Economic Analysis estimates that the annualized real GDP growth rate in the United States was 3.5% during the first quarter of 2005. For 2002, 2003 and 2004, respectively, inflation in the United States was 2.4%, 1.9% and 3.3%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and United States economies may not continue to grow at similar rates as they have grown in the past, and the economic slowdown described above, which had a significant impact on our results of operations in the past, may continue to adversely affect our results of operations and liquidity.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2002, 2003 and 2004, approximately 46%, 45% and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso. During the 1980s, government control over foreign currency exchange rates adversely affected our consolidated net sales and operating margins. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government's efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

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

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional, which we refer to as the "PAN," won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, which we refer to as the "PRI." Neither the PRI nor the PAN secured a majority in either house of the Mexican Congress.

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

Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the "Mexican Stock Exchange," including us, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including the treatment of minority interests, workers' profit sharing, capitalization of interest and consolidation of subsidiaries. In addition, under Mexican GAAP, the effects of inflation must be reflected in accounting records and in published financial statements. Moreover, the effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican GAAP may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. Note 22 to our consolidated financial statements for the year ended December 31, 2004, provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. The U.S. GAAP figures presented in Note 22 to our consolidated financial statements have been restated as discussed further in Note 22 to our consolidated financial statements.

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

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period-End
2000	Ps. 9.84	Ps. 9.20	Ps. 9.47	Ps. 961
2001	9.97	9.00	9.35	9.16
2002	10.43	9.00	9.75	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15

(1) Source: Federal Reserve Bank of New York

The following table sets forth, for each month in the six-month period ended on May 31, 2005 and the first 24 days of June 2005, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High	Low
December 2004	Ps. 11.328	Ps. 11.111
January 2005	11.411	11.171
February	11.206	11.043
March	11.329	10.975
April	11.229	11.036
May	11.033	10.885
June (through June 24, 2005)	10.883	10.759

____________

(1) Source: Federal Reserve Bank of New York

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled "Item 5. Operating and Financial Review and Prospects." Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our consolidated financial statements for the year ended December 31, 2004 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. The U.S. GAAP figures presented below for all periods presented have been restated as discussed further in Note 22 to our consolidated financial statements.

We have completed a number of dispositions recently. See "Item 4. Information on the Company-Business-Divestitures."

Financial data expressed in pesos and set forth in the following table for each year in the five year period ended December 31, 2004 has been restated in millions of constant pesos as of December 31, 2004.

	As of or for the year ended December 31,
	2000	2001	2002	2003	2004	2004
	(Ps. millions)[1]					($ millions)(1)(2)
Income Statement Data:
Mexican GAAP:
Net sales	Ps. 27,634	Ps. 27,317	Ps. 26,901	Ps. 26,238	Ps. 26,181	$ 2,348
Cost of sales	18,958	19,222	19,150	18,969	19,261	1,728
Gross profit	8,676	8,095	7,751	7,269	6,920	620
Selling, general and administrative expenses	5,265	5,473	5,479	5,309	5,350	479
Operating income	3,411	2,622	2,272	1,960	1,570	141
Financing cost:
Interest expense, net	2,482	2,027	1,647	1,882	2,057	184
Exchange loss (gain), net	122	(633)	1,687	822	78	7
Gain from monetary position	1,425	715	851	599	730	65
Total financing cost	1,179	675	2,483	2,105	1,405	126
Other expenses, net(4)	476	890	454	156	141	13
Income (loss) before taxes and workers' profit sharing	1,756	1,053	(665)	(301)	24	2
Income and asset tax	639	391	(504)	54	(52)	(5)
Workers' profit sharing	355	104	52	40	120	11
Net income (loss) from continuing operations	762	558	(213)	(395)	(44)	(4)
Net income (loss) from discontinued operations(5)	231	207	(128)	0	0	0
Gain on disposal of discontinued operations(5)	0	0	506	0	0	0
Net income (loss)(5)	993	765	165	(395)	(44)	(4)
Net income (loss) of majority interest(5)	416	235	(5)	(596)	(267)	(24)
Net income (loss) from continuing operations per share	2.74	1.95	(0.77)	(1.44)	(0.16)	(0.02)
Net income (loss) from discontinued operations per share(5)	0.83	0.72	1.37	0.00	0.00	0.00
Diluted and basic net income (loss) of majority interest per share(5)	1.49	0.83	(0.01)	(2.17)	(0.98)	(0.09)

U.S. GAAP:
Net sales	Ps. 25,051	Ps. 22,645	Ps. 23,398	Ps. 23,577	Ps. 24,285	$ 2,178
Operating income	2,054	1,393	1,134	1,206	761	68
Net income (loss) from continuing operations	275	(246)	(839)	(893)	(672)	(60)
Net income (loss)(5)	721	226	(578)	(752)	(221)	(20)
Net income (loss) from continuing operations per share	0.99	(0.86)	(3.05)	(3.24)	(2.47)	(0.22)
Net income (loss) from discontinued operations per share(5)	1.59	1.64	0.94	0.52	1.66
Diluted and basic net income (loss) per share(5)	2.59	0.79	(2.10)	(2.73)	(0.81)

Balance Sheet Data:
Mexican GAAP:
Continuing operations:
Cash and cash equivalents	Ps. 936	Ps. 1,205	Ps. 2,484	Ps. 1,474	Ps. 2,828	$ 254
Current assets	8,593	8,197	10,231	9,299	10,517	943
Total assets	34,018	32,590	33,430	32,412	31,231	2,801
Current liabilities	8,785	10,599	10,084	9,402	7,773	697
Total debt	17,903	15,956	16,692	16,649	16,798	1,507
Total liabilities	25,777	23,742	23,675	23,366	23,078	2,070
Stockholders' equity(5)	10,357	11,050	9,755	9,046	8,153	731
Minority interest in consolidated subsidiaries(5)	3,882	4,171	3,056	3,023	2,804	251
Majority stockholders' equity(5)	6,475	6,879	6,699	6,023	5,349	480

Discontinued Operations:(5)
Total assets	Ps. 4,995	Ps. 4,862	Ps. 0	Ps. 0	Ps. 0	$ 0
Total liabilities	2,879	2,660	0	0	0	0

U.S. GAAP:
Total assets	Ps. 38,728	Ps. 36,727	Ps. 31,921	Ps. 31,305	Ps. 30,244	$ 2,713
Total liabilities	28,099	26,611	23,603	23,350	23,214	2,082
Net assets	10,629	10,116	8,318	7,955	7,030	631
Capital stock	6,784	6,784	6,784	6,784	6,784	608
Stockholders' equity	7,513	6,841	6,095	5,548	4,818	432

Other Data:
Mexican GAAP:
Capital expenditures	Ps. 1,046	Ps. 940	Ps. 1,136	Ps. 1,871	Ps. 1,453	$ 130
Depreciation and amortization	2,136	2,150	2,122	2,062	2,247	202

Total Shares issued at end of period(6)	324.0	324.0	324.0	324.0	324.0
Total Shares held in Stock Option Trust at end of period(6)	1.8	24.7	24.7	24.7	22.8
Total Shares held as treasury stock at end of period(6)	25.6	25.6	23.3	28.3	28.3
Total Shares issued and outstanding at end of period(6)	296.6	273.7	276.0	271.1	273.0
Average total Shares outstanding during period(6)	278.4	286.1	275.4	275.2	271.8

Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(7)	9.0%	4.4%	5.7%	4.0%	5.2%
Peso/dollar exchange rate at the end of period(8)	Ps. 9.6098	Ps. 9.1695	Ps. 10.4393	Ps. 11.2372	Ps. 11.1495
Average exchange rate(9)	Ps. 9.4673	Ps. 9.3274	Ps. 9.7455	Ps. 10.8251	Ps. 11.3091

____________

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

(5) On July 3, 2002, we sold our controlling 51% interest in Vitromatic, our joint venture with Whirlpool that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic's results of operations are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Total assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Total liabilities of discontinued operations". Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

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

Fiscal Year with Respect to Which Dividend was Declared	Month Dividend was Declared	Total Dividend Amount(1)	Dividends per Share	Dividend per Share(2)	Month Dividend was Paid
		(Ps. millions)
2000	April 2001	Ps. 149	Ps. 0.50	$0.0539	May 2001
2000	April 2001	149	0.50	0.0539	--(3)
2001	March 2002	75	0.25	0.0256	June 2002
2002	March 2003	108	0.36	0.0338	April 2003
2003	March 2004	89	0.30	0.0267	April 2004
2004	March 2005	90	0.30	0.0268	April 2005

_________________

(1)For purposes of calculating the dividends per Share, we considered our total dividend amount. Shares held by the Stock Option Trust are not treated as treasury stock. Therefore, the total dividend amount includes dividends paid with respect to the Shares held by the Stock Option Trust.

(2)For purposes of calculating the dividends paid in U.S. dollars per Share, we divided the dividends paid in Mexican peso per share by the Free Exchange Rate as of the date on which such dividend was declared.

(3)On March 17, 2005, the shareholders of Vitro revoked the payment of this dividend.

Item 5.   Operating and Financial Review and Prospects

You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our consolidated financial statements for the year ended December 31, 2004 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. The U.S. GAAP figures presented in Note 22 to our consolidated financial statements have been restated as discussed further in Note 22 to our consolidated financial statements.This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in "Item 3. Key Information-Risk Factors" and the other matters set forth in this annual report. See "Forward-Looking Statements."

OPERATING RESULTS

Factors Affecting Our Results of Operations

Our statement of operations is affected by, among other factors, (i) the level of demand for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, of which raw materials and labor are sensitive to inflation, (iii) the relationship between the peso and the U.S. dollar, (iv) financing costs, which are incurred in both pesos and U.S. dollars and (v) increased competition in our domestic market and abroad. See "Item 3. Key Information-Risk Factors-Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years," "Item 3. Key Information-Risk Factors-We face lower operating margins and decreased profitability due principally to increasing costs and competition," "Item 3. Key Information-Risk Factors-We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us," "Item 3. Key Information-Risk Factors-Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations," "Item 3. Key Information-Risk Factors-Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us," "Item 3. Key Information-Risk Factors-Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost," "Item 3. Key Information-Risk Factors-We may be adversely affected by increases in interest rates," and "Item 3. Key Information-Risk Factors-Substitution trends in the glass containers industry may continue to adversely affect our business."

We have completed a number of dispositions recently. See "Item 4. Information on the Company-Business-Divestitures."

Trend Information

Stronger growth in the Mexican and U.S. economies had a positive impact on our sales in 2004. Although the Mexican and U.S. economies continued to grow in the first half of 2005, we cannot predict how those economies will continue to perform. See "Item 3. Key Information-Risk Factors-Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations," and "Item 3. Key Information-Risk Factors- Economic developments in Mexico and the United States affect our business." At the same time, our Flat Glass business unit has continued to face pricing pressures in recent months in its Mexican markets, particularly in the construction markets, as well as reduced volumes in the Mexican construction market. We anticipate that these pricing pressures will continue. In 2004, reduced sales prices in the construction segment of the Flat Glass business unit were offset by higher sales volume in the automotive segment of the market. However, the North American automotive industry is experiencing one of its worst crises in recent years. See "Item 3. Key Information-Risk Factors-Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years." As a result, our sales to automobile manufacturers could lead to additional price pressures and a loss of sales volume. Additionally, the increase in the price of certain of our raw materials, in particular natural gas, and the services we use could have a negative impact on our results of operations. In particular, if the natural gas prices remain at current levels our results of operations will be negatively affected.

Economic developments in Mexico and the United States affect our business

A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States. Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.

General

In 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico started experiencing an economic slowdown. In 2001, Mexico's real GDP declined by 0.3%, although inflation declined to 4.4% and the peso appreciated, in nominal terms, 4.6% relative to the U.S. dollar. The economic slowdown in the Mexican economy continued through 2002 and 2003. In 2004, GDP growth rates recovered. In 2002, 2003 and 2004, real GDP grew by 0.8%, 1.4% and 4.4%, respectively, annual inflation was 5.7%, 4.0% and 5.2%, respectively and the peso experienced a nominal devaluation relative to the U.S. dollar of 13.8% and 7.6% in 2002 and 2003, respectively, and a nominal appreciation of 0.8% in 2004. According to Mexico's Instituto Nacional de Estadistica, Geografia e Informatica, Mexico's real GDP grew by 2.4% on an annualized basis in the first quarter of 2005.

In 2001, the United States' real GDP growth rate showed a marked slowdown, growing by only 0.5%. During 2002, 2003 and 2004, the United States' real GPD growth rates recovered steadily to 1.9%, 3.0% and 4.4%, respectively. The U.S. Bureau of Economic Analysis estimates that the annualized real GDP growth rate in the United States was 3.5% during the first quarter of 2005. For 2002, 2003 and 2004, respectively, inflation in the United States was 2.4%, 1.9% and 3.3%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and United States economies may not continue to grow slower growth rates or a general economic decline would negatively impact our business and our results of operations.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2002, 2003 and 2004, approximately 46%, 45% and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso. During the 1980s, government control over foreign currency exchange rates adversely affected our net sales and operating margins. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government's efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could continue to have an adverse effect on us.

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

(5) Source: Instituto Nacional de Estadistica, Geografia e Informatica

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

Our total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004, but with the unwind of the currency exchange swaps in May 2004, we recorded a net exchange loss.

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

	For the year ended December 31,
	2002		2003		2004		2004
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	(Ps. millions, except for percentages)						($ millions)(1)
Net sales
Flat Glass	Ps. 13,061	48%	Ps. 13,059	49%	Ps. 12,699	49%	$ 1,139
Glass Containers	11,058	41%	10,451	40%	10,702	41%	960
Glassware	2,878	11%	2,755	11%	2,726	10%	24
Interdivisional sales and other	(96)	0%	(27)	0%	54	0%	4
Consolidated net sales	Ps. 26,901	100%	Ps. 26,238	100%	Ps. 26,181	100%	$ 2,348

	($ millions, except for percentages)
Export sales
Flat Glass	$ 272	46%	$ 254	44%	$ 294	46%
Glass Containers	236	40%	248	43%	266	42%
Glassware	78	13%	78	13%	78	12%
Consolidated exports	$ 586	100%	$ 579	100%	$ 637	100%

	(Ps. millions, except for percentages)						($ millions)(1)
Operating income (loss)
Flat Glass	Ps. 1,013	45%	Ps. 1,101	56%	Ps. 854	54%	$ 77
Glass Containers	1,308	58%	814	42%	794	51%	71
Glassware	287	13%	196	10%	83	5%	7
Corporate and other eliminations	(336)	(16)%	(151)	(8)%	(161)	(10)%	(14)
Consolidated operating income	Ps. 2,272	100%	Ps. 1,960	100%	Ps. 1,570	100%	$ 141

______________

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.1495 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Our consolidated net sales decreased 0.2% to Ps.26,181 million for the year ended December 31, 2004 from Ps.26,238 million for the year ended December 31, 2003. This decrease was primarily attributable to our divestiture of our 60% interest in Vitro OCF, which we sold on April 2, 2004, our divestiture of our 50% interest in Vancan, which we sold on September 27, 2004 and our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see "Item 4. Information on the Company-Business-Divestitures"). On a comparable basis (excluding companies divested in 2003 and 2004) our sales grew 2.6% to approximately Ps. 25,729 million for the year ended December 31, 2004 from approximately Ps. 25,086 million for the year ended December 31, 2003. This increase was primarily attributable to (i) an increase in our Glass Containers business unit's sales in our beer, wine, liquor and cosmetics business lines, (ii) the increase in sales volume of our automotive division, and (iii) an increase in our Glassware business unit's sales primarily due to the export sales growth in the commercial segment, as well as higher sales of candle holders in Mexico. Those increases were offset, in part, by lower prices in the construction segment of the Flat Glass business unit and declines in (i) prices in the returnable soft drink business lines' products of the Glass Containers business unit, and (ii) sales volume in the Glass Containers business unit's soft drink and pharmaceutical business lines.

For the year ended December 31, 2004, our consolidated export sales were $637 million, an increase of 10% when compared to approximately $579 million for the same period of 2003, principally due to the increase of exports of our Flat Glass business unit to the United States. Our export sales represented approximately 28% of our consolidated net sales for the year ended December 31, 2004. More than 80% of our consolidated net sales for the year ended December 31, 2004 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries' sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

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

Export sales of the Flat Glass business unit were approximately $294 million in the year ended December 31, 2004, an increase of 15.4% when compared to approximately $254 million for the same period in 2003. This increase was largely due to an increased sales volume of the business unit's automotive division, especially as it obtained new OEM contracts. The business unit's automotive division accounted for 92% of the increase in export sales.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 2.4% to approximately Ps. 10,702 million for the year ended December 31, 2004 from approximately Ps. 10,451 million for the same period in 2003. On a comparable basis (excluding Vancan) the business unit's net sales grew 3.6% to approximately Ps. 10,390 million for the year ended December 31, 2004 from approximately Ps. 10,027 million for the year ended December 31, 2003. This increase in our business unit's sales primarily due to an increase in sales volume in the business unit's beer, wine, liquor and cosmetics business lines and was offset by a decline in sales volume in the business unit's soft drinks and pharmaceutical business lines and a decline in prices in the returnable soft drink business lines' products. The decrease in sales volume to the business unit's soft drink bottler customers was due to the continuous increase in the market share of alternative forms of packaging in those business lines.

For the year ended December 31, 2004, export sales of the Glass Containers business unit amounted to approximately $266 million, an increase of 7.2% from approximately $248 million for the same period in 2003. This was mainly due to higher sales volume in the business unit's cosmetics and wine and liquor business lines.

Glassware Business Unit

Net sales of our Glassware business unit amounted to approximately Ps. 2,726 million for the year ended December 31, 2004, a decrease of 1.1% from approximately Ps. 2,755 million for the same period in 2003. The decrease was primarily due to the divestiture of ECSA on September 10, 2003, which had net sales of approximately Ps. 147 million in the period beginning on January 1, 2003 and ending on September 10, 2003. On a comparable basis, the business unit's sales increased due to higher export sales in the commercial segment, as well as higher sales of candle holders in Mexico.

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

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 854 million for the year ended December 31, 2004, a decrease of 22.4% from Ps. 1,101 million for the same period in 2003. On a comparable basis (excluding Vitro OCF) the business unit's operating income decreased 12.5% to approximately Ps. 809 million for the year ended December 31, 2004 from approximately Ps. 924 million for the year ended December 31, 2003. This decrease was due mainly to a general decrease in the operating margins of the business unit as a result of (i) increased cost of sales in all of its business lines during 2004, due mainly to higher gas and fuel prices and (ii) in the construction segment of the business unit, also, lower prices in substantially all of the business line's products. The decrease was partially offset by the business unit's increased net sales and decreased operating expenses, though it was not enough to maintain operating margins at the 2003 levels.

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

Glassware Business Unit

For the year ended December 31, 2004, operating income of our Glassware business unit was approximately Ps. 83 million, a decrease of 57.7% from approximately Ps. 196 million for the same period of 2003. On a comparable basis (excluding ECSA) our operating income decreased 55.6% to approximately Ps. 83 million for the year ended December 31, 2004 from approximately Ps. 186 million for the year ended December 31, 2003. This decrease in the business unit's operating income resulted primarily from the high energy costs and an increase in the packaging and transportation costs.

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

Taxes and Workers' Profit Sharing

For the year ended December 31, 2004, we recorded an expense of Ps. 68 million from income tax, tax on assets and workers' profit sharing, as compared to an expense of Ps. 94 million for the same period in 2003. The decline was principally a decrease in deferred income taxes resulting from the tax rate reduction to 30% in 2005, 29% in 2006 and 28% in 2007 and beyond.

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

Net loss

We had a reduction in net loss of approximately Ps. 351 million from approximately Ps. 395 million for the year ended December 31, 2003 to approximately Ps. 44 million for the same period in 2004. This reduction resulted mainly from the decrease in total financing costs and taxes and worker's profit sharing.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Our consolidated net sales decreased 2.5% to approximately Ps. 26,238 million for the year ended December 31, 2003 from approximately Ps. 26,901 million for the year ended December 31, 2002. This decrease was primarily attributable to (i) an approximately 55% decline in our Glass Containers business unit's sales volume in the beer segment due to reduced purchasing from the business unit's main customer in that segment in connection with the expansion of the customer's internal glass bottle production capacity, (ii) an approximately 8% decline in our Glassware business unit's sales volume in Mexico, primarily due to lower sales volume in Mexico and competition from Chinese imports, (iii) lower prices due to pricing pressures in many of our business units' markets, (iv) a continued slowdown in the United States non-residential construction market that negatively impacted Vitro America's net sales, whose business is basically focused on the commercial segment of the construction market and (v) our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see "Item 4. Information on the Company-Business-Divestitures"), and our divestiture of ASA, which we sold on April 15, 2002 (see "Item 4. Information on the Company-Business-Divestitures"). This decline was partially offset by (i) increased sales volume in our Flat Glass business unit's Mexican markets, resulting in approximately 10.7% more tons of flat glass sold to Mexican construction and other non-automobile customers during 2003 than in 2002, (ii) increased sales volumes by our Flat Glass business unit to both the Mexican and U.S. automotive replacement markets-approximately 6% and 18% more units in Mexico and the United States, respectively, (iii) higher sales in the United States by our Glass Container business unit due to a shift towards higher-priced products and (iv) an increase in sales volume in Europe by our Flat Glass business unit due to the award of significant contracts to our Spanish subsidiary Cristalglass and the increased market penetration in Portugal.

For the year ended December 31, 2003, our consolidated export sales were $579 million, a decrease of 1.2% when compared to approximately $586 million for the same period of 2002, principally due to a continued slowdown in the U.S. non-residential construction market that impacted our Flat Glass business unit's sales in the United States. Our export sales represented approximately 26% of our consolidated net sales for the year ended December 31, 2003. More than 80% of our consolidated net sales for the year ended December 31, 2003 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries' sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps. 13,059 million for the year ended December 31, 2003, almost flat from Ps. 13,061 million for the same period in 2002. Sales of auto glass for the OEM's decreased as low automobile demand in both the domestic and export markets remained weak. With respect to the construction market, the Flat Glass business unit experienced higher sales volume in Mexico due to the higher demand by certain of its major distributors and the commencement of operations of Vitro AFG, our joint venture with AFG Industries. During 2003, Cristalglass, our Spanish subsidiary, increased its market penetration in Portugal, and showed a growth in net sales of 14% when compared to the year ended December 31, 2002. During 2003, Cristalglass was also awarded significant supply contracts which provided access to new markets, such as contracts to supply architectonic glass to the Spanish monumental construction market. Sluggish demand in the United States' non-residential construction market was largely responsible for the decline in the net sales of Vitro America.

Export sales of the Flat Glass business unit were approximately $254 million in the year ended December 31, 2003, a decrease of 6.6% when compared to approximately $272 million for the same period in 2002, principally due to lower sales to the automotive markets, particularly by Vitro Flex, which sells almost exclusively to Ford Motor Co. in the United States.

Glass Containers Business Unit

Net sales of our Glass Containers business unit decreased 5.5% to approximately Ps. 10,451 million for the year ended December 31, 2003 from approximately Ps. 11,058 million for the same period in 2002. The decrease was principally attributable to a decrease in the sales volume of, and a shift in product mix in, the beverages segment in Mexico, mainly in the beer segment. Sales volume in that segment fell 55% in 2003 when compared to the sales volume in 2002, primarily due to the increase of the glass container production capacity of Grupo Modelo S.A. de C.V., a Mexican brewer, which also produces some of its own bottles. In addition, the business unit's product mix in the beer segment shifted towards less-expensive products. The decrease in net sales was partially offset by a 22.6% increase in sales volume of the non-returnable beverages segment and increased sales volume to value-added markets. Although prices remained stable in 2003 relative to 2002, except in the beer business segment, the product mix generally shifted slightly towards higher-priced goods. The divestiture of ASA during 2002, which had net sales of approximately Ps. 93 million in the period beginning on January 1, 2002 and ending on April 15, 2002, also contributed to the decrease in the business unit's net sales.

For the year ended December 31, 2003, export sales of the Glass Containers business unit amounted to approximately $248 million, an increase of 5.1% from approximately $236 million for the same period in 2002. This was mainly the result of the business unit's higher sales volume, mainly in the beverages segments, and its focus on value-added niche products.

Glassware Business Unit

Consolidated net sales of our Glassware business unit amounted to approximately Ps. 2,755 million for the year ended December 31, 2003, a decrease of 4.3% from approximately Ps. 2,878 million for the same period in 2002.

The decrease was primarily due to (i) lower sales volume in Mexico due to lower than expected demand in certain segments and increased competition from Chinese imports and (ii) the divestiture of ECSA on September 10, 2003, which had net sales of approximately Ps. 193 million for the year ended December 31, 2002 and approximately Ps. 147 million in the period beginning on January 1, 2003 and ending on September 10, 2003. Higher sales volume to Latin America and Europe partially offset the decline in the business unit's consolidated net sales.

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

Glassware Business Unit

For the year ended December 31, 2003, operating income of our Glassware business unit was approximately Ps. 196 million, a decrease of 31.7% from approximately Ps. 287 million for the same period of 2002. The decrease in the business unit's operating income resulted primarily from the decrease in its net sales and increased energy costs due to the increase in the price of natural gas.

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

Taxes and Workers' Profit Sharing

For the year ended December 31, 2003, we recorded an expense of Ps. 94 million from income tax, tax on assets and workers' profit sharing, as compared to a net benefit of Ps. 452 million for the same period in 2002 due principally to an increase in deferred income taxes. The recording during 2002 of the gradual decrease in income tax rates from 35% in 2002 to 32% in 2005 and the effect of a higher devaluation of the Mexican peso during 2002, when compared to 2003, resulted in higher taxes in 2003.

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

Under Mexican GAAP, our consolidated statement of changes in financial position identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos. Thus, the changes shown in the statements of changes in financial position included in our consolidated financial statements do not necessarily represent cash flow activities. Accordingly, the discussion of cash flows presented in the following paragraph and under "-Changes in Working Capital" are based on the reconciliation to U.S. GAAP included in note 22 to our audited consolidated financial statements. The U.S. GAAP figures presented in Note 22 to our consolidated financial statements have been restated as discussed further in Note 22 to our consolidated financial statements.

Net cash generated from operations for the year ended December 31, 2004 was approximately Ps. 1,442 million ($129 million), an decrease of 9% from approximately Ps. 1,324 million of net cash generated from operations for the year ended December 31, 2003.

Changes in Working Capital

Our working capital increased Ps. 509 million during 2004. This increase was principally due to an increase in our trade receivables, inventories and payments to funding the pension plan of the Company.

The accounts receivable increase during 2004 due to the advance payment of approximately Ps.100 million of several of our clients of our Glass Container business unit at the end of the year 2003, which was extinguished during 2004 and for the increase in our sales of our beer, wine, liquor and cosmetics business lines during 2004.

Our inventories increased Ps. 310 million due to (i) the build-up of finished inventory in our Glass Container business in anticipation of sales expectations for the first quarter of 2005, (ii) to give better and quicker service to our most important clients in our wine, food, cosmetics and beverages business line, and (iii) the build-up of finished inventory of flat glass and glassware in anticipation of the refurbishment of these furnaces during 2005.

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

  refurbish and provide needed maintenance to certain of our furnaces, including one of our float glass furnaces and one of our glassware furnaces, both located in Monterrey, Mexico. We estimate capital expenditures of approximately $14 million; and

  the remaining capital expenditures in 2005 will be applied to (i) mainly maintaining or improving efficiencies on the installed technology of several of our other facilities, and (ii) minor investments in purchasing equipment and making other expenditures relating to obtaining Industria Limpia ("Clean Industry") certificates for each of our Mexican facilities and purchasing and maintaining environmental protection equipment required to continue to meet applicable environmental laws and regulations.

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

For the year ended December 31, 2003, our capital expenditures totalled approximately Ps. 1,871 million ($168 million). Capital expenditures during 2003 were made primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit expenditures were mainly used in connection with Vitro AFG, our joint venture with AFG Industries, as well as the refurbishment of one of our furnaces in Monterrey. Our Glass Containers business unit expenditures were mainly for the refurbishment of its furnace in Queretaro, Mexico and maintenance in both its Mexican and Central American facilities. The remaining amount was mostly used for maintenance programs.

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

For a description of our most recent financing transactions, see "-Indebtedness and factoring programs-Long-Term Debt-Glass Containers Business Unit-Vena's 10.75% Senior Secured Guaranteed Notes due 2011," "-Indebtedness and factoring programs-Long-Term Debt-Glass Containers Business Unit-Vena's Senior Secured Term Loan" and "-Indebtedness and factoring programs-Long-Term Debt-Glass Containers Business Unit-Vena's Receivables Securitization."

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios.At no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants related to financial ratios discussed above as of December 31, 2004 and March 31, 2005 did not allow the lender to accelerate the maturity of the debt under the indentures and credit facilities discussed above.

At the time of the original filing, we expected not to meet a more restrictive financial ratio as of June 30, 2005. Such non-compliance, although subject to waiver, would allow the lender to accelerate the maturity of one of our credit facilities. As we met the current covenant requirements related to this ratio as of December 31, 2004, the outstanding debt is classified as noncurrent.

Indebtedness and Factoring Programs

We are highly leveraged and a significant portion of our debt is short term. See "Item 3. Key Information-Risk Factors-We may be unable to repay our debt, access credit or pursue business opportunities because of our leverage and debt service requirements" and "Item 3. Key Information-Risk Factors-A significant portion of our indebtedness is short-term debt." Our management and board of directors are currently undertaking a broad-based strategic review of our businesses and operations in order to determine the most efficient combination of asset sales and cost and expense reductions to implement in order to reduce our debt.

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

The following table sets forth the aggregate amounts of our outstanding short- and long-term debt as of May 31, 2005.

	As of May 31, 2005
	(Ps. millions)	($ millions)(1)
Short‑term debt(2)(3)	Ps.4,080	$ 374
Long‑term debt(4)(5)	12,303	1,127

___________

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

Facility	Outstanding Principal Amount as of May 31, 2004	Interest Rate and Payment Dates	Final Amortization/ Maturity
Vitro (Holding Company)

1999-1 UDI-Denominated Certificados Bursatiles Issuer: Vitro	UDI 157 million (Ps. 562 million or $51 million)	Interest Rate: 9.0% per annum. Interest Payment Dates: Quarterly beginning on September 7, 1999.	June 7, 2006

1999-2 UDI- Denominated Certificados Bursatiles Issuer: Vitro	UDI 129 million (Ps. 463 million or $42 million)	Interest Rate: 9.9% per annum. Interest Payment Dates: Quarterly beginning on January 12, 2000.	October 12, 2006

Inbursa-Vitro Credit Agreement Borrower: Vitro and Vitolsa	$23 million	Interest Rate: LIBOR plus 4%. Amortization: Annually beginning on December 31, 2004. Interest Payment Dates: Monthly beginning on March 30, 2004.	December 31, 2006

11 3/8% Vicap Notes Issuer: SOFIVSA Guarantor: Vitro	$162 million	Interest Rate: 11 3/8% per annum. Interest Rate Payment Dates: Semi-annually on May 15 and November 15 of each year.	May 15, 2007

2002 Peso-Denominated Certificados Bursatiles Issuer: Vitro	Ps. 360 million ($33 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on October 10, 2002.	October 2, 2008

2002 Peso-Denominated Certificados Bursatiles Issuer: Vitro	Ps. 206 million ($19 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on December 30, 2002.	December 22, 2008

2002 Peso-Denominated Certificados Bursatiles Issuer: Vitro	Ps. 150 million ($14 million)	Interest Rate: CETES 182d plus 3.25% per annum. Interest Rate Payment Dates: Interest is paid every 28 days beginning on February 13, 2003.	February 5, 2009

11 1/2% 2009 Notes Issuer: Vitro	$22 million	Interest Rate: 11 1/2% per annum. Interest Payment Dates: Semi-annually on April 30 and October 30 of each year.	April 30, 2009

11 3/4% 2013 Notes Issuer: Vitro	$225 million

Interest Rate: 11 3/4% per annum.

Interest Rate Payment Dates: Semi-annually on May 1 and November 1 of each year.

Interest Rate Step Up: 1% per annum, until completion of the offer to exchange for SEC registered notes.

November 1, 2013

Flat Glass Business Unit

Flat Glass Credit Facility Borrowers: Vitro Plan, VVP Holding Corp., VVP Syndication Inc. Guarantors: Each of Vitro Plan's material wholly owned subsidiaries	Tranche A: $40 million	Interest Rate Tranche A: Year 1: LIBOR plus 1.875% Year 2: LIBOR plus 2.000% Year 3: LIBOR plus 2.125% Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.	Tranche A: March 27, 2006
Tranche B: $58 million

Interest Rate Tranche B:

Year 1: LIBOR plus 2.250%

Year 2: LIBOR plus 2.375%

Year 3: LIBOR plus 2.500%

Year 4: LIBOR plus 2.625%

Year 5: LIBOR plus 2.750%

Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2004.

Tranche B: March 27, 2008
Tranche C: Ps. 439 million ($40 million)

Rate Tranche C:

Year 1: TIIE 28d plus 2.000%

Year 2: TIIE 28d plus 2.125%

Year 3: TIIE 28d plus 2.250%

Year 4: TIIE 28d plus 2.375%

Amortization and Interest Payment Dates: Semi-annually beginning on September 27, 2003.

Tranche C: March 27, 2007

Glass Containers Business Unit

Senior Secured Guaranteed Notes Borrower: Vitro Envases Norteamerica Guarantor: Certain Subsidiaries of Vitro Envases Norteamerica	$250 million	Interest Rate: 10.75% per annum Interest Payment Dates: Semi-annually beginning on January 23, 2005.	July 29, 2011
Secured Term Loan Borrower: Vitro Envases Norteamerica Guarantors: Certain Subsidiaries of Vitro Envases Norteamerica	$150 million	Interest Rate. LIBOR plus 6.25% Interest Payment Dates: Quarterly beginning on May 24, 2005.	February 24, 2010

Glassware Business Unit

Glassware Credit Facility Borrower: Vitrocrisa Comercial Tranche A Guarantors: Vitro and Vitrocrisa Tranche B Guarantors: Libbey, Libbey Glass and Vitrocrisa	Tranche A Term Loan: $35 million

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

Holding Company

1999-1 UDI-Denominated Certificados Bursatiles. On June 7, 1999, we issued Certificados Bursatiles or medium-term notes with an aggregate principal amount of UDI 200 million. The Certificados Bursatiles were issued under a single financing program, which was approved by the Comision Nacional Bancaria y de Valores, which we refer to as the "CNBV."As of May 31, 2005, we had repurchased UDI 43 million of the outstanding Certificados Bursatiles. The Certificados Bursatiles bear an annual fixed interest rate of 9.0% and mature on June 7, 2006, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. In January 2001, we entered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the Certificados Bursatiles into payment obligations in dollars and (ii) the Certificados Bursatiles' 9.0% fixed interest rate calculated over UDI's into a 8.58% fixed interest rate calculated over U.S. dollars. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos. In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

1999-2 UDI-Denominated Certificados Bursatiles. On October 12, 1999, we issued Certificados Bursatiles or medium-term notes with an aggregate principal amount of UDI 155 million. The Certificados Bursatiles were issued under a single financing program, which was approved by the CNBV. As of May 31, 2005, we had repurchased UDI 26 million of the outstanding Certificados Bursatiles. The Certificados Bursatiles bear an annual 9.9% fixed interest rate and mature on October 12, 2006, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose any restrictive covenants on us. In January 2001, we entered into a swap agreement which had the effect of converting (i) our payment obligations in UDIs under the Certificados Bursatiles into payment obligations in dollars and (ii) the Certificados Bursatiles' 9.9% fixed interest rate calculated over UDIs into a 9.48% fixed interest rate calculated over U.S. dollars. In May 2002, we entered into a swap agreement which had the effect of converting our payment obligations in dollars under the foregoing swap agreement into payment obligations in pesos. In May 2004, we terminated the swap agreements we entered into in January 2001 and May 2002.

Inbursa-Vitro Credit Agreement. On December 31, 2003, Vitro, S.A. de C.V. and Vidriera Toluca, S.A. de C.V., which we refer to as "Vitolsa," entered into a credit agreement with Banco Inbursa which provides for aggregate loans of up to $30 million. As of May 31, 2005, the outstanding aggregate principal amount of the loans made under the credit agreements was approximately $23.4 million. The loans made under the credit agreement bear an annual floating interest rate of LIBOR plus 4.00%. The final amortization on the loans made under the credit agreement will become due on December 31, 2006. The loans made under the credit agreement are secured by mortgages on certain real property of certain of our subsidiaries. The credit agreement contain customary restrictive covenants including restrictions on the ability of Vitro, S.A. de C.V. to (i) grant certain liens on its assets and (ii) make certain investments. In addition, the credit agreement requires that Vitro, S.A. de C.V. maintain compliance with certain financial ratio covenants. Vitro's ability to pay dividends is unrestricted by the credit agreement. The proceeds from the loans made under the credit agreement were used to refinance certain of our indebtedness.

Vicap Notes. On May 13, 1997, Vicap, S.A. de C. V., which we refer to as "Vicap," Vitro's wholly owned subsidiary and financing vehicle in Mexico, completed an offering under Rule 144A of the Securities Act of 1933, as amended, which we refer to as the "Securities Act" in the international capital markets of $250 million aggregate principal amount of its 11?% Guaranteed Notes due 2007, unconditionally guaranteed by Vitro, which we refer to as the "Old Vicap Notes."

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

On January 31, 2001, Servicios y Operaciones Financieras Vitro, S.A. de C.V., a wholly owned subsidiary of Vitro which we refer to as "SOFIVSA," entered into a merger agreement with Vicap and upon consummation of the merger contemplated therein, SOFIVSA became the surviving entity. On the same date, SOFIVSA, as issuer, Vitro, as guarantor, and The Chase Manhattan Bank, as trustee, entered into a supplemental indenture pursuant to which SOFIVSA expressly assumed all of the obligations of Vicap under the notes and the Indenture. As of the filing of this annual report, we had purchased Vicap Notes with an aggregate principal amount of $88.0 million, which were canceled.

2002-2003 Peso-Denominated Certificados Bursatiles. On October 10, 2002, we established a Certificados Bursatiles or medium-term notes program under which we can issue up to an aggregate principal amount of Ps. 2.5 billion. Our program was approved by the CNBV. Each Certificado Bursatil issued under the program must be denominated in pesos and have a maturity in excess of one year. The program will expire on October 10, 2006.

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

On December 30, 2002, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 1 billion. The Certificados Bursatiles were issued under the program referenced above. The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on December 22, 2008, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of the filing of this annual report, we had purchased Certificados Bursatiles from this issuance for approximately Ps. 794 million ($73 million).

On February 13, 2003, we issued Certificados Bursatiles with an aggregate principal amount of Ps. 1.14 billion. The Certificados Bursatiles were issued under the program referenced above. The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES and mature on February 5, 2009, at which point the entire aggregate principal amount will become due. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of the filing of this annual report, we had purchased Certificados Bursatiles from this issuance for approximately Ps. 990 million ($91 million), approximately Ps. 807 million ($74 million) of which were cancelled.

111/2% Senior Notes due 2009. On April 30, 2002, we sold $88.35 million aggregate principal amount of 11 1/2% Senior Notes due 2009, which we refer to as the "2009 Senior Notes," to CSFBI, an affiliate of Credit Suisse First Boston Corporation, for net proceeds of $77.9 million. The notes bear a fixed annual interest rate of 11.50%. The 2009 Senior Notes are senior, unsecured debt securities governed by an indenture dated as of April 30, 2002 between Vitro, as issuer, and JPMorgan Chase Bank, as trustee. The indenture contains customary covenants.

A portion of the net proceeds of the sale of the 2009 Senior Notes, in the amount of $38.8 million, was used to pay a portion of the principal and accrued interest of the $175 million aggregate principal amount 10 1/4% Guaranteed Notes due in 2002 issued by our wholly owned subsidiary SOFIVSA, and guaranteed by us, which matured on May 15, 2002. The remaining proceeds, in the amount of $39.1 million, were used to purchase 13.889% Credit Linked Notes issued by Credit Suisse First Boston Corporation, acting through its Nassau branch, which we refer to as the "CLN Issuer," with an aggregate principal amount of $40 million. Under the terms of the 13.889% Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default with respect to our indebtedness, a restructuring of our indebtedness or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the 13.889% Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of the Vicap Notes. As a result, if a Credit Event occurs and we are not able to cure such Credit Event within the applicable period, we may lose the entire amount that we invested in the 13.889% Credit Linked Notes. As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the 13.889% Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the 13.889% Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

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

113/4% Senior Notes due 2013. On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of Original 2013 Notes. The Original 2013 Notes are general unsecured obligations of Vitro. The indenture governing the Original 2013 Notes contains certain customary restrictive covenants including restrictions on the ability of Vitro to (i) incur additional indebtedness, (ii) grant certain liens on its assets, (iii) make certain investments and (iv) pay dividends. The proceeds from the issuance of the Original 2013 Notes were used to repay certain of our indebtedness.

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

Flat Glass Business Unit

Flat Glass Credit Facility. On February 26, 2003, Vitro Plan entered into two credit agreements with Comerica Bank, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $201 million. The credit agreements include (i) an approximately $80 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 1.875% and 2.125% and a final amortization on March 27, 2006, (ii) an approximately $64 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.25% and 2.75% and a final amortization on March 27, 2008 and (iii) an approximately Ps. 628 million term loan with an annual floating interest rate equal to the 28 day TIIE plus a spread ranging between 2.000% and 2.375% and a final amortization on March 27, 2007. The loans made under the credit agreements are secured by cash collateral and are guaranteed by each of Vitro Plan's material wholly owned subsidiaries. The credit agreements contain customary restrictive covenants including restrictions on the ability of Vitro Plan to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments. In addition, the credit agreements require that Vitro Plan maintain compliance with certain financial ratio covenants. On September 29, 2003, Vitro Plan sought and obtained a waiver of and an amendment to certain of these financial ratio covenants due to its non compliance with them. Provided it meets certain conditions, Vitro Plan's ability to pay dividends is unrestricted by the credit agreements. During the year ended December 31, 2004, Vitro Plan met such conditions. However, the agreements include a restrictive financial ratio that would allow the lender to accelerate the maturity of the debt if violated. Although this financial ratio was subject to waiver, at the time of the original filing we expected not to meet this ratio as of June 30, 2005. As we met the current covenant requirements as of December 31, 2004, the outstanding debt is classified as noncurrent.

Glass Container Business Unit

Vena's 10.75% Senior Secured Guaranteed Notes due 2011. On July 23, 2004, Vena completed an offering of $170 million aggregate principal amount of Senior Secured Guaranteed Notes due 2011. The Notes are senior obligations secured on a first priority basis by liens on some of our Mexican subsidiaries' real property and all of their inventory, machinery and equipment in Mexico, a small portion of our accounts receivable in Mexico and all of our U.S. subsidiary inventory and accounts receivable. The indenture governing the Notes contain certain customary restrictive covenants including restriction on the ability of Vena to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets and (iv) be part of certain merger, consolidation and asset sale activities. The proceeds from the issuance of the Notes were used to repay certain of Vena's debt.

On January 31, 2005, Vena reopened the 10.75% Senior Secured Guaranteed Notes due 2011 for an additional aggregate principal amount of $80 million. These Notes constitute a further issuance of, and form a single series and will be fully fungible with, the 10.75% Senior Secured Guaranteed Notes due 2011 that we issued in July 2004 in an aggregate principal amount of $170 million.

Vena's Senior Secured Term Loan. On February 24, 2005, Vena entered into a $150 million Senior Secured Term Loan with Credit Suisse First Boston. The facility is secured, on a pari passu basis with the existing Senior Secured Guaranteed Notes due 2011. As of May 31, 2005, the outstanding aggregate principal amount of the loan made under the credit agreement was approximately $150 million. The loan made under the credit agreement bears an annual interest rate of LIBOR plus 625 basis points. The final amortization of the loan will become due on February 24, 2010. The agreement governing the Senior Secured Term Loan contains certain customary restrictive covenants including restriction on the ability of Vena to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets and (iv) be part of certain merger, consolidation and asset sale activities. The proceeds from the issuance of the Term Loan were used to repay an existing bridge loan with Credit Suisse First Boston and certain other lenders.

Glassware Business Unit

Glassware Credit Facility. On April 2, 2004, Vitrocrisa Comercial entered into a credit agreement with Bank of Montreal, Citibank and certain other lenders pursuant to which it borrowed an aggregate amount of $65 million and established a committed revolving credit line of up to $10 million. As of May 31, 2005, the outstanding aggregate principal amount of the loans made under the credit agreement was approximately $68 million. The credit agreement contemplates (i) a $42 million term loan with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.25% and a final amortization on April 2, 2009, which we refer to as the "Tranche A Term Loan," (ii) a $10 million committed revolving credit line with an annual floating interest rate equal to LIBOR plus a spread ranging between 2.75% and 3.00% and a commitment termination date of April 2, 2007, which we refer to as the "Tranche A Revolving Loan," and (iii) a $23 million term loan with an annual floating interest rate equal to the LIBOR plus a spread ranging between 2.00% and 2.25% and a final amortization on April 2, 2007, which we refer to as the "Tranche B Loan." The Tranche A Term Loan and the Tranche A Revolving Loan are secured by the accounts receivable of Vitrocrisa Comercial and are guaranteed by Vitro, S.A. de C.V. and Vitrocrisa. The Tranche B Term Loan is guaranteed by Vitrocrisa, Libbey and Libbey Glass. The credit agreement contains customary restrictive covenants including restrictions on the ability of Vitrocrisa Comercial to (i) incur additional indebtedness, (ii) grant certain liens on its assets and (iii) make certain investments. The credit agreement also contains a provision that requires that any cash generated by Vitrocrisa Comercial that is not used in its operations be used to repay the loans made under the credit agreement. In addition, the credit agreement requires that Vitrocrisa Comercial maintain compliance with certain financial ratios. Provided it meets certain conditions (including maintaining a certain leverage ratio), Vitrocrisa Comercial's ability to pay dividends is unrestricted by the credit agreement. However, the proceeds from the loans made under the credit agreement were used to repay short-term debt of Vitrocrisa Comercial.

Sales of receivables

The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at December 31, 2003 and 2004 amounted to approximately $ 70 and $ 74 million, respectively, as follows:

  Covisa Agreement. In August 2000, the Company entered into a factoring agreement with Transamerica Commercial Finance Corporation and its affiliates (collectively, "TCFC") covering the sale of its accounts receivable related to its Glass Containers business in Mexico. Pursuant to the terms of this arrangement, the Company agreed to sell and TCFC agreed to purchase, on a non-recourse basis but subject to a garantia de cobro ("collection guarantee") certain eligible accounts receivable. As of December 31, 2003 and 2004, the Company had sold approximately $50 million and $53 million, respectively, of receivables under this agreement, which are excluded from the accompanying balance sheets. At any given time, the maximum capacity available under this agreement was $75 million. In connection with the sale of the accounts receivable to TCFC, the Company assigned all of its title and interest in such accounts receivable along with all of its interest in the goods represented by such accounts receivable to TCFC.

  Vitro Cristalglass, the Company's subsidiary in Spain, has fourteen agreements whereby designated accounts receivable are sold with recourse at a discount to financial institutions. It is Vitro's policy to endorse all documents sold to the banks, such that the banks as the bearer of the endorsed documents have been transferred legal title of such receivables. The banks have the legal right to transfer such receivables at their discretion as Vitro has transferred their control upon endorsement. At any given time, the maximum capacity available under these agreements is $21 million. At December 31, 2003 and 2004, the Company had sold approximately $20 million and $21 million, respectively, of receivables under these agreements, which are excluded from the accompanying balance sheets. The recourse obligation was not material to the Company's consolidated financial statements.

Securitization of trade receivables

Vitro America, Inc. ("VVP") Agreement. In 2003, VVP entered into an agreement to sell of its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of VVP. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purposes of buying and selling accounts receivable and is designed to be bankruptcy remote. During June 2003, VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum account of $40 million, and retained undivided interests in securitized receivables. The agreement expired on June 30, 2004. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. During 2004, VVP and VVP Funding entered into an agreement with another unrelated financial institution substantially similar to the agreement above. VVP and VVP Funding may sell, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum amount of $40 million, and retain undivided interests in securitized receivables. The agreement expires in May 2007 but is subject to annual renewal approval by the financial institution. Similar to the previous securitization agreement, the transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. The gross receivables sold, totaling approximately $57 million and approximately $63 million at December 31, 2003 and 2004, respectively, are reflected as a reduction of trade receivables. Estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 totaled approximately $29 million.

Vena's Receivables Securitization. On March 31, 2005 Compania Vidriera, S.A. de C.V. ("Covisa"), Industria del Alcali, S.A. de C.V. ("Alcali") and Comercializadora Alcali, S. de R.L. de C.V. ("Comercializadora"), all subsidiaries of Vena, closed a five year non-recourse revolving account receivables facility, through which such companies obtained approximately Ps. 550 million and $19 million. Such amounts were obtained from the issuance through a trust that was specifically setup for this transaction, of Ps. 550 million in "Certificados Bursatiles Preferentes" that trade on the Mexican Stock Exchange and $19 million in Subordinated Notes. The Subordinated Notes were guaranteed by us. Interest and principal on the "Certificados Bursatiles Preferentes" and the Subordinated Notes are payable from the collection of the receivables originated by the three Vena subsidiaries and sold to the trust.

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

Our ability to comply with our financial covenants in the future depends upon several variables, including our operating results, the level of our indebtedness and changes in currency and interest rates. The occurrence of one or more of the following events, among others, in the future will likely require us to seek further amendments and waivers of our financial covenants-a lack of improvement in our operating results, our failure or inability to reduce our level of indebtedness, a devaluation of the peso relative to the U.S. dollar or an increase in interest rates applicable to our indebtedness. Thus, we may be required to obtain amendments and waivers in order to comply with our financial covenants. However, there can be no assurance that we will be able to obtain such future amendments or waivers or be successful in taking other actions to avoid potential defaults under such covenants.

Under certain of our subsidiaries' credit agreements, if such subsidiary does not meet certain financial ratios and other conditions, its ability to pay dividends is restricted. During 2001, 2002, 2003 and 2004, certain of our subsidiaries were restricted from paying dividends by their credit agreements. For more information, see "-Long-Term Debt."

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios. At no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants related to financial ratios discussed above as of December 31, 2004 and March 31, 2005 did not allow the lender to accelerate the maturity of the debt under the indentures and credit facilities discussed above.

At the time of the original filing, we expected not to meet a more restrictive financial ratio as of June 30, 2005. Such non-compliance, although subject to waiver, would allow the lender to accelerate the maturity of one of our credit facilities. As we met the current covenant requirements related to this ratio as of December 31, 2004, the outstanding debt is classified as noncurrent.

Other Restrictions on Dividend Payments

Pursuant to article 20 of the Mexican Ley General de Sociedades Mercantiles, which we refer to as the "Mexican General Law of Corporations," 5% of the annual net income of Mexican corporations must be set aside to create or increase a mandatory legal reserve until such reserve amounts to not less than 20% of such corporation's outstanding equity capital. Thereafter, a majority of our Shares present at such annual general ordinary shareholders' meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the purchase of our Shares or other reserve funds.

Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See "-Indebtedness and factoring programs."

In addition to the foregoing restriction, the majority of our joint venture agreements require the consent of our joint venture partners for certain significant operating and management decisions, including the payment of dividends. For example, in our joint venture with Libbey, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of the shareholders represented in the Board of Directors, and such majority consists of at least one director appointed by us and one director appointed by Libbey. In our joint venture with Visteon, whether dividends will be paid and the amount of dividends to be paid are decisions determined by the vote of the majority of shares of common stock of Vitro Flex present at an ordinary shareholders' meeting, provided, however, that if less than 80% of earnings are to be distributed as dividends, then the approval by at least 65% of Vitro Flex's outstanding shares is required. In the case of Vitro Plan, our joint venture with Pilkington, whether dividends will be paid and the amount of dividends to be paid are decisions determined by a vote of the majority of the shareholders. In our joint ventures with Solutia and AFG Industries approval by a majority of the shareholders is required in order to distribute dividends.

Divestitures

Since 2000, we received aggregate net proceeds of approximately $314 million from divestitures and asset sales. Please refer to "Item 4. Information on the Company-Business-Divestitures" for a description of these transactions. These transactions provided a non recurring source of cash that were used primarily for debt reduction.

Share Repurchases and Sales

During 2004, we did not repurchase or sell our Shares.

As of December 31, 2004 approximately 28.3 million of our Shares remained held as treasury stock.

PBGC Matter

As part of the disposal of Anchor Glass Container Corp., which we refer to as "Anchor," in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation, which we refer to as the "PBGC," a United States governmental agency that guarantees pensions, a limited guaranty of Anchor's unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor's assets, which we refer to as "New Anchor." The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semi-annually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

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

Energy

Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year "take-or-pay" power purchase agreement with Tractebel Energia. Whirlpool and Vitro OCF, together, were required to purchase approximately 10 megawatts of electrical power. Thus, after their divestiture, we are currently obliged to purchase approximately 100 megawatts of electrical power. The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

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

OFF-BALANCE SHEET ARRANGEMENTS

Sales of receivables

The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at December 31, 2003 and 2004 amounted to approximately $ 70 and $ 74 million, respectively, as follows:

  Covisa Agreement. In August 2000, the Company entered into a factoring agreement with Transamerica Commercial Finance Corporation and its affiliates (collectively, "TCFC") covering the sale of its accounts receivable related to its Glass Containers business in Mexico. Pursuant to the terms of this arrangement, the Company agreed to sell and TCFC agreed to purchase, on a non-recourse basis but subject to a garantia de cobro ("collection guarantee") certain eligible accounts receivable. As of December 31, 2003 and 2004, the Company had sold approximately $50 million and $53 million, respectively, of receivables under this agreement, which are excluded from the accompanying balance sheets. At any given time, the maximum capacity available under this agreement was $75 million. In connection with the sale of the accounts receivable to TCFC, the Company assigned all of its title and interest in such accounts receivable along with all of its interest in the goods represented by such accounts receivable to TCFC.

  Vitro Cristalglass, the Company's subsidiary in Spain, has fourteen agreements whereby designated accounts receivable are sold with recourse at a discount to financial institutions. It is Vitro's policy to endorse all documents sold to the banks, such that the banks as the bearer of the endorsed documents have been transferred legal title of such receivables. The banks have the legal right to transfer such receivables at their discretion as Vitro has transferred their control upon endorsement. At any given time, the maximum capacity available under these agreements is $21 million. At December 31, 2003 and 2004, the Company had sold approximately $20 million and $21 million, respectively, of receivables under these agreements, which are excluded from the accompanying balance sheets. The recourse obligation was not material to the Company's consolidated financial statements.

Securitization of trade receivables

Vitro America, Inc. ("VVP") Agreement. In 2003, VVP entered into an agreement to sell of its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of VVP. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purposes of buying and selling accounts receivable and is designed to be bankruptcy remote. During June 2003, VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum account of $40 million, and retained undivided interests in securitized receivables. The agreement expired on June 30, 2004. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. During 2004, VVP and VVP Funding entered into an agreement with another unrelated financial institution substantially similar to the agreement above. VVP and VVP Funding may sell, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum amount of $40 million, and retain undivided interests in securitized receivables. The agreement expires in May 2007 but is subject to annual renewal approval by the financial institution. Similar to the previous securitization agreement, the transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. The gross receivables sold, totaling approximately $57 million and approximately $63 million at December 31, 2003 and 2004, respectively, are reflected as a reduction of trade receivables. Estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 totaled approximately $29 million.

Vena's Receivables Securitization. On March 31, 2005 Compania Vidriera, S.A. de C.V. ("Covisa"), Industria del Alcali, S.A. de C.V. ("Alcali") and Comercializadora Alcali, S. de R.L. de C.V. ("Comercializadora"), all subsidiaries of Vena, closed a five year non-recourse revolving account receivables facility, through which such companies obtained approximately Ps. 550 million and $19 million. Such amounts were obtained from the issuance through a trust that was specifically set up for this transaction, of Ps. 550 million in "Certificados Bursatiles Preferentes" that trade on the Mexican Stock Exchange and $19 million in Subordinated Notes. The Subordinated Notes were guaranteed by us. Interest and principal on the "Certificados Bursatiles Preferentes" and the Subordinated Notes are payable from the collection of the receivables originated by the three Vena subsidiaries and sold to the trust.

Through these programs, in 2004 we sold approximately 34% of our consolidated accounts receivable and we therefore consider these factoring programs significant to our financial condition. As of December 31, 2002, 2003 and 2004 respectively, we had an aggregate of $99 million, $99 million and $105 million in off-balance-sheet financing related to these accounts receivable factoring programs.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commercial commitments, as of December 31, 2004, in millions of constant pesos as of December 31, 2004.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Ps. millions)

Short- and long-term debt(4)(5)	Ps. 23,760	Ps. 4,795	Ps. 9,357	Ps. 2,773	Ps. 5,834
Capital lease obligations	0	0	0	0	0
Operating leases(1)	1,705	417	626	398	264
Unconditional purchase obligations(2)	0	0	0	0	0
Other long-term obligations(3)	2,295	228	462	457	1,148
Total contractual obligations	Ps. 26,760	Ps. 5,440	Ps. 10,445	Ps. 3,928	Ps. 7,246

__________________

(1) The amounts set forth above under "Operating leases" include payments that will be made under leases relating to three airplanes, warehouses, forklifts and computer equipment.

(2) Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year "take-or-pay" power purchase agreement with Tractebel Energia. Whirlpool and Vitro OCF, together, were required to purchase approximately 10 megawatts of electrical power. Thus, after their divestiture, we are currently obliged to purchase approximately 100 megawatts of electrical power. The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

(3) Expected benefits payment regarding the company pension and seniority pension plan.

(4) For a description of our most recent financing transactions, see "-Indebtedness and factoring programs-Long-Term Debt-Glass Containers Business Unit-Vena's 10.75% Senior Secured Guaranteed Notes due 2011," "-Indebtedness and factoring programs-Long-Term Debt-Glass Containers Business Unit-Vena's Senior Secured Term Loan" and "-Indebtedness and factoring programs-Long-Term Debt-Glass Containers Business Unit-Vena's Receivables Securitization."

(5) Includes scheduled interest payments with fixed and variable rates. For our variable interest rate debt, we utilized the rates in effect as of December 31, 2004, as disclosed in Note 9 of our consolidated financial statements when estimating the scheduled interest payments.

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

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. We believe the amounts recorded or disclosed in our financial statements are based on the best estimates and judgments of management. However, actual outcomes could differ from our estimates. See "-Liquidity and Capital Resources-Guarantee of Anchor Glass pension fund liability."

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

Seniority Premiums and Pension Plans

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 "Labor Obligations" issued by the Instituto Mexicano de Contadores Publicos, which we refer to as the "IMCP," and the actuarial computations are made by an independent actuary, based on estimates of future compensation increases, inflation, investment returns, mortality, turnover and expected discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our consolidated results of operations and financial condition.

The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed discount rate and expected rate of return on plan assets on the net periodic pension cost and on the net pension liability:

Year Ended December 31, 2004 (In millions of constant pesos)
One-percentage-point increase in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	(2) (116)
One-percentage-point decrease in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	5 133
One-percentage-point increase in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	(4) (4)
One-percentage-point decrease in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	7 4

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

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets and certain other assets comprise a significant portion of our total assets. We make judgments and estimate the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of our future revenues and costs relating to the assets under review. These forecasts require assumptions about demand for our products, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could result in a determination that the value of these long-lived assets has been impaired in a future period.

Certain material events or circumstances may indicate that carrying amounts of our long-lived assets may not be recoverable. Our policy is to review the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. The impairment indicators considered for these purposes are, among others, as follows: operating losses or negative cash flows in the period if they are combined with a projection of losses, reduction in the demand for the products manufactured, competition, capacity utilization reduction, obsolescence or technological changes, decrease of market value of assets and other legal and economic factors.

Deferred Taxes

In assessing the realizability of deferred tax assets, management considers whether it is highly probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets recorded as of the most recent balance sheet presented, the Company will need to generate future taxable income of approximately Ps. 9,153 million prior to the expiration of the net operating loss carryforwards in 2014. Taxable income for the year ended December 31, 2004 was Ps. 574 million.

We believe we will generate sufficient taxable income in future years that will allow us to utilize our tax loss carryforwards. Our operating plans and future projections support this position. Despite a cumulative loss for the three-year period ended December 31, 2004, we estimate that we will be able to generate taxable income in the future based on reasonable economic assumptions, such as the significant reduction in the devaluation of the Mexican peso against the U.S. dollar, in recent years. The Mexican peso devaluation has continued to decrease significantly over the previous three year period, which supports our position that our ability to generate future profits will not be adversely impacted by this economic effect to the same extent as in previous years. However, although the exchange rate has been stable in recent years, there is still a risk of devaluation in Mexico.

A significant percentage of the Company's taxable temporary differences expire in fiscal years 2007 and 2008. The amount of the shortfall from the reversal of taxable temporary differences in 2007 and 2008 that could lead to the expiration of tax loss carryforwards and asset tax carryforwards or the write-off of deferred tax assets, absent future taxable income and the implementation of certain tax-planning strategies, is Ps. 225 million and Ps. 1,205 million, respectively. Our asset tax carryforwards may only be utilized after we have fully utilized our tax loss carryforwards and generated sufficient taxable income. A significant portion of our asset tax carryforwards expire in 2008. We plan to recover such asset tax carryforwards in 2008 after utilizing our tax loss carryforwards, by generating taxable income based on our tax-planning strategies. The potential impact to the financial statements if our tax planning strategies do not result in the full utilization of our tax loss carryforwards is that Ps. 193 million of asset tax would expire in 2008 unutilized. The amount of headroom that the Company estimates to realize the asset tax carryforwards in 2008 is approximately Ps. 91 million.

The Company has tax-planning strategies which management believes are prudent and feasible, and, if required, would be implemented to prevent the tax loss carryforwards and asset tax credit carryforwards from expiring unused. Such tax planning strategies allow us to generate taxable income in the future in order to utilize our tax loss carryforwards and asset tax credit carryforwards. The nature of these tax-planning strategies includes: gain on sale of assets (corporate office building and the surrounding undeveloped land), gain on sale of subsidiaries and contributions to our non-deductible pension account, among others.

Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible and the implementation of tax-planning strategies, if necessary, management believes it is highly probable that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if significant changes to the Mexican Tax Laws are enacted, which might limit our ability to implement our tax planning strategies.

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

Business Acquisitions. In May 2004, the IMCP issued Bulletin B-7 which apply to all financial statement relating to periods beginning after January 1, 2005. Early application of the provisions of this Statement is encouraged. This Statement establishes a) the purchase method as the only acceptable method to account for businesses acquisitions and investment in affiliated companies b) goodwill is no longer subject to amortization and instead is subject to an impairment test, in accordance with Bulletin C-15, c) specific standards for the acquisition of minority interest and asset transfers or share exchanges between companies under common control and c) supplemental guidance for the accounting for intangible assets recognized in a business acquisition in accordance with Bulletin C-8.

U.S. GAAP

Share-Based Payments. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R). This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. The Company currently applies the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and recognizes the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

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

A number of our subsidiaries conduct all or a portion of their businesses through joint ventures or technology alliances with non-Mexican partners and we expect to enter into other similar arrangements in the future. Certain of these partners also license technology and trade names to our subsidiaries for use in the manufacture of various products, including flat glass, glassware and glass containers. We believe that these joint ventures, alliances and license arrangements provide us with important competitive advantages. We cannot be certain that in the future, some of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investments, the reduction of import duties and tariffs that has occurred under NAFTA or for other reasons. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. Please see "Business-Operating Business Units."

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Covenant Compliance

Certain of our and our subsidiaries' indentures and credit facilities restrict our ability to incur additional debt, other than debt which refinances existing debt, if we or our subsidiaries fail to comply with certain financial ratios. As of December 31, 2004 and March 31, 2005, we did not meet certain of those financial ratios. At no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants related to financial ratios discussed above as of December 31, 2004 and March 31, 2005 did not allow the lender to accelerate the maturity of the credit facilities discussed above.

At the time of the original filing, we expected not to meet a more restrictive financial ratios as of June 30, 2005. Such non-compliance, although subject to waiver, would allow the lender to accelerate the maturity of one of our credit facility. As we met the current covenant requirements at December 31, 2004, the outstanding debt must be classified as noncurrent.

We are currently not in (i) default in the payment of principal, interest or sinking or purchase fund installments or (ii) any other material default, in each case, under the instruments governing our indebtedness or our off-balance sheet arrangements. However, we are currently seeking amendments or waiver of covenants continued in certain of our credit facilities. See "Item 3. Key Information-Risk Factors-We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Indebtedness and factoring programs-Covenant Compliance."

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

Item 15.  Controls and Procedures

Our Chief Executive Officer (CEO), Chief Administrative Officer (CAO), and Chief Financial Officer (CFO) regularly review disclosure controls and procedures and make changes as they deem necessary to allow them to conclude that these controls and procedures are effective. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Our CEO, CAO and CFO previously concluded that our disclosure controls were effective to provide reasonable assurance that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Comission ("SEC"). As a result of evaluating the cause of the restatement items discussed below, we identified deficiencies in our internal control over financial reporting, specifically within our U.S. GAAP reporting and disclosure controls. As a result of the U.S. GAAP-related control deficiencies identified, our CEO, CAO and CFO have concluded that our disclosure controls were not effective as of December 31, 2004.

The restatement of our 2004 Form 20-F relates to technical accounting items solely within our U.S. GAAP consolidated financial statements, as follows:

• The application of the equity method of accounting for Empresas Comegua S.A. in accordance with EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

• The recognition of an obligation for severance indemnities and the related costs in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits, an amendment of FASB Statements No. 5 and 43".

• The presentation of Vitro OCF, S.A. de C.V., Envases Cuautitlan, S.A. de C.V., Ampolletas, S.A., Vitro America Inc.'s ("Vitro America") distribution and production facilities in the Northwestern United States and the disposal of our Productos de Valor Agregado ("PVA") facilities as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

• The reclassification of the gain/loss on sale of assets not considered to be components of a business into Operating Income in accordance with SFAS No. 144.

• The reversal of an impairment charge, given that the asset was determined to be recoverable based on an undiscounted cash flow analysis performed by the Company, as required by SFAS No. 144.

• The recognition of a valuation allowance related to a recoverable asset tax, as under U.S. GAAP contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received.

We previously concluded that the accounting for the issues and transactions addressed above was appropriate under U.S. GAAP. Our conclusions were based on the research and analysis performed by our management. We had obtained an unqualified audit opinion from our independent auditors regarding our consolidated financial statements included in our first amendment to our 2004 Form 20-F. Upon further analysis of the technical accounting guidance discussed previously, we have subsequently concluded that a restatement is necessary to properly reflect our U.S. GAAP consolidated financial statements included within this second amendment to our 2004 Form 20-F. Our independent auditors have reissued their audit opinion and included an explanatory paragraph addressing the restatement of our consolidated financial statements, specifically Note 22.

The Company plans to perform system and process evaluation and testing (and any necessary remediation) of its internal controls on an ongoing basis. In addition, the Company is in the process of fully documenting, testing and assessing the effectiveness of its internal controls to comply with the Sarbanes-Oxley section 404 internal control attestation requirements for the year ended December 31, 2006.

The Company is focused on maintaining effective internal control and strongly prioritizes accuracy of financial reporting. In order to properly address and rectify the internal control deficiencies identified as well as to prevent future misstatements, the Company's management is implementing a remediation plan, which includes the following modifications to its internal controls: (a) Periodic review of U.S. GAAP information; (b) Reinforcement of personnel knowledge base of U.S. GAAP through mandatory training; (c) Hiring additional technical accounting personnel with U.S. GAAP experience; (d) Involvement of specialists as needed when concluding with respect to technical accounting matters and obtaining written documentation to support such conclusions; and (e) Sarbanes-Oxley 404 compliance as discussed above. As a result of the current initiatives set forth above as well as ongoing monitoring, and as needed, remediation, the Company's management intends to continue to focus on maintaining effective internal control over financial reporting.

Item 18.  Financial Statements

The consolidated financial statements of Vitro, S.A. de C.V. and its subsidiaries for the years ended December 31, 2002, 2003 and 2004, attached to this annual report have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., independent registered public accountants, member of Deloitte Touche Tohmatsu, as stated in their report with respect to our audited consolidated financial statements.

The financial statements of Vitro Flex, S.A. de C.V. and the consolidated financial statements of Empresas Comegua, S.A. de C.V. and its subsidiaries for the years ended December 31, 2002 and 2003, attached to this annual report have been audited by PricewaterhouseCoopers, independent registered public accountants, as stated in their reports.

Item 19.   Exhibits

SIGNATURES

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized each of the undersigned to sign this second amendment to the annual report on Form 20-F on its behalf.

Date: April 24, 2006

VITRO, S.A. DE C.V.
by /s/ Federico Sada Gonzalez Name: Federico Sada Gonzalez Title: President and Chief Executive Officer
by /s/ Claudio Del Valle Cabello Name: Claudio Del Valle Cabello Title: Chief Administrative Officer
by /s/ Alvaro Rodriguez Arregui Name: Alvaro Rodriguez Arregui Title: Chief Financial Officer

[DELOITTE. LETTERHEAD]	Galaz, Yamazaki, Ruiz Urquiza, S.C. Lazaro Cardenas 2321 Poniente, PB Residencial San Agustin 66260 Garza Garcia, N.L. Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Vitro, S.A. de C.V.

Garza Garcia, N. L.

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2004 (all expressed in millions of constant Mexican pesos as of December 31, 2004). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's consolidated subsidiaries mentioned in Note 2 b) for the years ended December 31, 2002 and 2003, which statements reflect total assets constituting 10% of consolidated total assets as of December 31, 2003, and total net sales constituting 9% and 8% of consolidated net sales for the years ended December 31, 2002 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries for the years ended December 31, 2002 and 2003, is based solely on the reports of such other auditors, except as noted below.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Mexico.

The consolidated financial statements of Empresas Comegua, S.A. and its Subsidiaries have been prepared in accordance with accounting principles generally accepted in Guatemala. We have assumed responsibility for auditing the conversion of the amounts in such financial statements into Mexican pesos and accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information in Note 22 is the responsibility of the Company's management. We have assumed responsibility for auditing the conversion of the amounts in such financial statements to accounting principles generally accepted in the United States of America.

As discussed in Note 22 to the accompanying consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 has been restated for the effects of various items.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

/s/

C.P.C. Ernesto Cruz Velazquez de Leon

February 25, 2005,

June 29, 2005, as to Notes 21 and 22,

and April 24, 2006 as to the effects of the restatement discussed in Note 22

[PRICEWATERHOUSECOOPERS, S.C. LETTERHEAD]	PricewaterhouseCoopers, S.C. Condominio Losoles D-21 Av. Lazaro Cardenas Poniente 2400 66270 Garza Garcia, N.L.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Empresas Comegua, S.A.

Monterrey, N.L., February 2, 2004

We have audited the accompanying consolidated balance sheets of Empresas Comegua, S.A. and its Subsidiaries, as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and of cash flows for the years ended December 31, 2002 and 2003. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Guatemala and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/

C.P. Jose de Jesus Mariscal Chavez

Partner

Assurance and Business Advisory Services

[PRICEWATERHOUSECOOPERS, S.C. LETTERHEAD]	PricewaterhouseCoopers, S.C. Condominio Losoles D-21 Av. Lazaro Cardenas Poniente 2400 66270 Garza Garcia, N.L.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Vitro Flex, S.A. de C.V.:

Monterrey, N.L., February 13, 2004

We have audited the balance sheets of Vitro Flex, S. A. de C.V. as of December 31, 2003 and 2002, and the related statements of income, of changes in stockholders' equity and of changes in financial position for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Vitro Flex. S.A. de C.V. at December 31, 2003 and 2002, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

/s/

C.P. Jose de Jesus Mariscal Chavez

Partner

Assurance and Business Advisory Services

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2003	2004	2004
ASSETS

Cash and cash equivalents	Ps. 1,474	Ps. 2,828	$ 254
Trade receivables, net	2,325	2,259	202
Other receivables	1,390	1,289	116
Inventories	4,110	4,141	371

Current assets	9,299	10,517	943

Land and buildings	9,467	9,071	813
Machinery and equipment	9,792	8,403	754
Construction in progress	1,038	1,008	90
Goodwill, net of accumulated amortization of Ps.263 and Ps.370	877	734	66
Intangible pension asset	541	442	40
Other assets	1,398	1,056	95
Long-term assets	23,113	20,714	1,858

Total assets	Ps. 32,412	Ps. 31,231	$ 2,801

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2003	2004	2004
LIABILITIES

Short-term borrowings	Ps. 2,374	Ps. 2,172	$ 195
Current maturities of long-term debt	2,357	1,097	98
Trade payables	2,301	2,144	192
Accrued expenses	774	860	77
Other current liabilities	1,596	1,500	135
Current liabilities	9,402	7,773	697

Long-term debt	11,918	13,529	1,214
Seniority premiums, pensions and other long-term liabilities	1,587	1,692	151
Deferred tax liabilities	459	84	8
Long-term liabilities	13,964	15,305	1,373
Total liabilities	23,366	23,078	2,070

STOCKHOLDERS' EQUITY

Capital stock: no par value, 324,000,000 shares issued	324	324	29
Restatement of capital stock	6,460	6,460	579
Capital stock restated	6,784	6,784	608
Treasury stock (52,946,110 shares in 2003 and 51,044,097 in 2004)	(608)	(594)	(53)
Paid-in capital	1,017	1,017	91
Shortfall in restatement of capital	(18,158)	(18,416)	(1,652)
Cumulative initial effect of deferred taxes	(1,624)	(1,624)	(145)
Minimum pension liability adjustment	(348)	(419)	(37)
Retained earnings reserved for reacquisition of shares of Vitro	2,514	2,000	179
Retained earnings	16,446	16,601	1,489
Total majority interest	6,023	5,349	480
Minority interest in consolidated subsidiaries	3,023	2,804	251
Total stockholders' equity	9,046	8,153	731
Total liabilities and stockholders' equity	Ps. 32,412	Ps. 31,231	$ 2,801

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Operations

(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts which are in pesos)

	Year ended December 31,			Millions of US dollars except per share amounts (Convenience Translation) Year Ended December 31,
	2002	2003	2004	2004
Net sales	Ps. 26,901	Ps. 26,238	Ps. 26,181	$ 2,348
Cost of sales	19,150	18,969	19,261	1,728
Gross profit	7,751	7,269	6,920	620
Selling, general and administrative expenses	5,479	5,309	5,350	479
Operating income	2,272	1,960	1,570	141
Total financing cost	2,483	2,105	1,405	126
Operating income (loss) after financing cost	(211)	(145)	165	15
Other expenses, net	454	156	141	13
Income (loss) before income tax and workers' profit sharing	(665)	(301)	24	2
Income and asset tax	(504)	54	(52)	(5)
Workers' profit sharing	52	40	120	11
Net loss from continuing operations	(213)	(395)	(44)	(4)
Net loss from discontinued operations	(128)
Gain on disposal of discontinued operations	506
Net income (loss) for the year	Ps. 165	Ps. (395)	Ps. (44)	Ps. (4)
Net income of minority interest	170	201	223	20
Net loss of majority interest	(5)	(596)	(267)	(24)
	Ps. 165	Ps. (395)	Ps. (44)

Earnings per common share (based on weighted average shares outstanding of 275,437,527 for 2002, 275,152,973 for 2003 and 271,840,010 for 2004):
Net loss from continuing operations	Ps. (0.77)	Ps. (1.44)	Ps. (0.16)	Ps. (0.02)
Net loss from discontinued operations	(0.47)
Gain on disposal of discontinued operations	1.84
Net income of minority interest	(0.61)	(0.73)	(0.82)	(0.07)
Net loss of majority interest	Ps. (0.01)	Ps. (2.17)	Ps. (0.98)	$ (0.09)

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Millions of constant Mexican pesos as of December 31, 2004)

	Year ended December 31,			Millions of US dollars (Convenience Translation) Year ended, December 31,
	2002	2003	2004	2004
OPERATING ACTIVITIES:
Net loss from continuing operations	Ps. (213)	Ps. (395)	Ps. (44)	$ (4)
Add (deduct) non cash items:
Depreciation and amortization	2,122	2,062	2,247	202
Provision for seniority premiums and pensions	205	264	272	24
Amortization of debt issue costs	55	67	123	11
Gain from sale of subsidiaries and associated companies	(72)	(37)	(488)	(44)
Write-off and loss from sale of assets	447	129	329	30
Deferred income tax and workers' profit sharing	(925)	(138)	(155)	(14)
	1,619	1,952	2,284	205

Increase in trade receivables	(320)	(121)	(125)	(11)
Decrease (increase) in inventories	(560)	68	(271)	(24)
Increase (decrease) in trade payables	(274)	(176)	4	0
Change in other current assets and liabilities, net	323	(610)	159	14
Pension funding payments	(183)	(169)	(187)	(17)

Resources generated from continuing operations	605	1,493	1,864	167
Net loss from discontinued operations	(128)
Proceeds from disposal of discontinued operations	1,551
Operating assets and liabilities from discontinued operations	182

Resources generated from operations	2,210	1,493	1,864	167

FINANCING ACTIVITIES:
Short-term bank loans	6,021	2,741	3,466	311
Long-term bank loans	4,257	6,291	6,063	544
Capital stock contributed by minority interest	8
Monetary effect on liabilities with financing cost	(858)	(647)	(827)	(74)
Payment of short-term loans	(6,775)	(5,440)	(4,478)	(402)
Payment of long-term loans	(2,031)	(3,061)	(3,852)	(346)
Acquisition of treasury stock		(64)
Sale of treasury stock	26	16	14	1
Dividends paid to stockholders of Vitro, S.A. de C.V.	(85)	(117)	(92)	(8)
Dividends paid to minority interest	(300)	(134)	(150)	(13)
Effect from discontinued operations	(46)
Resources generated from(used in) financing activities	217	(415)	144	13

INVESTING ACTIVITIES:
Investment in land and buildings and machinery and equipment	(1,136)	(1,871)	(1,453)	(130)
Sale of land and buildings and machinery and equipment	153	46	20	2
Investment in subsidiaries and associated companies	(13)
Sale of subsidiaries and associated companies	126	201	889	80
Long-term investments	(54)	(238)	186	16
Effect from discontinued operations	(6)
Other	(220)	(226)	(296)	(26)

Resources used in investing activities	(1,150)	(2,088)	(654)	(58)
Net increase(decrease) in cash and cash equivalents	1,277	(1,010)	1,354	122
Balance at beginning of year	1,207	2,484	1,474	132
Balance at end of year	Ps. 2,484	Ps. 1,474	Ps. 2,828	$ 254

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts)

	Capital stock restated	Treasury stock and paid-in capital	Shortfall in restatement of capital	Cumulative initial effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Minority interest	Stockholders' equity
Balance at January 1, 2002	Ps. 6,784	Ps. 431	Ps. (18,265)	Ps. (1,624)	Ps. (210)	Ps. 19,763	Ps. 4,171	Ps. 11,050
Dividends (Ps.0.27 per share)						(85)		(85)
Decrease in minority interest							(1,489)	(1,489)
Paid-in capital		8						8
Comprehensive income			18		(116)	(5)	374	271
Balance at December 31, 2002	6,784	439	(18,247)	(1,624)	(326)	19,673	3,056	9,755
Dividends (Ps.0.39 per share)						(117)		(117)
Decrease in minority interest							(136)	(136)
Paid-in capital		18						18
Acquisition of treasury stock		(64)						(64)
Sale of treasury stock		16						16
Comprehensive loss			89		(22)	(596)	103	(426)
Balance at December 31, 2003	6,784	409	(18,158)	(1,624)	(348)	18,960	3,023	9,046
Dividends (Ps.0.31 per share)						(92)		(92)
Decrease in minority interest							(322)	(322)
Sale of treasury stock		14						14
Comprehensive loss			(258)		(71)	(267)	103	(493)
Balance at December 31, 2004	Ps. 6,784	Ps. 423	Ps. (18,416)	Ps. (1,624)	Ps. (419)	Ps. 18,601	Ps. 2,804	Ps. 8,153

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts)

1. Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, whose subsidiaries manufacture and market glass, flat glass for construction and automotive uses, glassware for table and kitchen use, thermoformed articles, chemical products and minerals, and capital goods.

2. Basis of presentation and principles of consolidation

a) Basis of presentation

The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2004, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States ("US") dollars at the rate of Ps.11.1495 per one dollar, the rate of exchange determined by Banco de Mexico (Mexico's Central Bank) on December 31, 2004. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America.

b) Consolidated subsidiaries

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock, or which Vitro controls, are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders' equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation. The main subsidiaries the Company consolidates are:

FLAT GLASS Vitro Plan, S.A. de C.V. (65%)	GLASS CONTAINERS Vitro Envases Norteamerica, S.A. de C.V. (100%)	GLASSWARE
Vitro Vidrio y Cristal, S.A. de C.V	Compania Vidriera, S.A. de C.V.	Vitrocrisa Holding, S. de R.L. de C.V. (51%)
Distribuidora de Vidrio de Mexico, S.A. de C.V.	Vidriera Monterrey, S.A. de C.V.	-Vitrocrisa, S. de R.L. de C.V.
Vitro Automotriz, S.A. de C.V	Vidriera Guadalajara, S.A. de C.V.	-Vitrocrisa Comercial, S. de R.L. de C.V.
Distribuidora Nacional de Vidrio, S.A. de C.V.	Vidriera Los Reyes, S.A. de C.V.	Plasticos Bosco, S.A. de C.V.
Vidrio Plano de Mexico, S.A. de C.V.	Vidriera Mexico, S.A. de C.V.	Fabricacion de Cubiertos, S.A. de C.V.
Vitro Flex, S.A. de C.V. (62%) Vitro AFG, S.A. (50%)	Vidriera Queretaro, S.A. de C.V. Vidriera Toluca, S.A. de C.V.	CORPORATE
Cristales Automotrices, S.A. de C.V. (51%)	Vitro Packaging, Inc.	Vitro Corporativo, S.A. de C.V.
Vitro America, Inc.	Empresas Comegua S.A. (49.7%)	Servicios y Operaciones Financieras Vitro, S.A. de C.V.
Vitro Colombia, S.A.	Vidrio Lux, S.A.	Fomento Inmobiliario y de la Construccion, S.A. de C.V.
Quimica M, S.A. de C.V. (51%)	Industria del Alcali, S.A. de C.V.	Aerovitro, S.A. de C.V.
Vitro Cristalglass, S.L. (60%)	Fabricacion de Maquinas, S.A. de C.V.
Vitro Chaves Industria de Vidro, S.A. (60%)

Until December 31, 2003, Vitro's subsidiaries Vitromatic, S.A. de C.V. and subsidiaries (see note 18 b); Empresas Comegua, S.A. and subsidiaries ("Comegua"); and Vitro Flex, S.A. de C.V.; were audited by public accounting firms other than the Company's principal auditor. Vitromatic S.A. de C.V. and subsidiaries were audited by auditors other than the Company's principal auditor through December 31, 2001.

In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10 "Recognition of the Effects of Inflation in Financial Information", as amended. Such companies' financial statements are translated into Mexican pesos under the current rate method. The assets, liabilities, stockholders' equity (except capital stock) and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included as a component of stockholders' equity.

c) Investment in associated companies

Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence. Such investments are accounted for by the equity method.

3. Principal accounting policies

a) Accounting method for the treatment of the effects of inflation

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, as amended, issued by the Mexican Institute of Public Accountants ("IMCP"), which relates to the recognition of the effects of inflation. The Third Amendment to Bulletin B-10 (the "Third Amendment") has been adopted in preparing such consolidated financial statements. The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, Vitro's Mexican subsidiaries use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index: "INPC"), published by Banco de Mexico. For Vitro's foreign subsidiaries the Consumer Price Index - All Urban Consumers - All Items, Unadjusted ("CPI") published by the US Labor Department is used, and the financial statements are translated using the US dollar exchange rate at the end of the last period presented, except in the case of the subsidiaries located in Spain for which it applies the Index of Prices of Consumption ("IPC"), published by the National Institute of Statistics of Spain and are translated using the exchange rate of the Euro.

Bulletin B-12 "Statements of Changes in Financial Position" establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

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

h) Seniority premiums, retirement plans and severance payments

Cost associated with seniority premiums and pension plans for all personnel are recorded in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 "Labor Obligations" issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age. The method used is the projected unit credit. The Company funds a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

i) Shortfall in restatement of capital

This item, which is an element of stockholders' equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation.

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

o) Income tax, tax on assets and profit sharing to workers

The Company applies the provisions of the Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP. As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally, tax on assets paid in excess of income tax payable is recognized as an asset to the extent it is recoverable.

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

r) Foreign Subsidiaries as Economic Hedges

In March 2004, management designated some of its foreign subsidiaries as economic hedges, whose accounting treatment is as follows:

The results from exchange rate fluctuation and from monetary position are presented in shortfall in restatement of capital within stockholders' equity, to the extent the net investment in the foreign subsidiary covers the debt. The results from monetary position are measured using inflation factors from the designated subsidiary's country of origin. The effect related to this change on the results of operations for the year 2004 was a benefit of Ps.2.

4. Discontinued operations

On July 3, 2002, Vitro sold its 51% interest in Vitromatic, S.A. de C.V ("Vitromatic") the holding company of the subsidiaries that comprised the segment Acros - Whirlpool. Vitro sold its ownership in Vitromatic to Whirlpool Corporation, who owned the related remaining 49% interest, for $ 148.3 million. Such sale resulted in a gain of Ps.506 which is presented in the consolidated statement of operations in the line item "Income on disposal of discontinued operations."

The statement of operations for 2002 has been restated to present the results of Vitromatic as a discontinued operation. The condensed statement of operations of Vitromatic is comprised as follows:

Period from January 1, to June 30, 2002 (unaudited)
Net sales	Ps. 3,623
Cost of sales	3,032
Gross profit	591
Selling, general and administrative expenses	334
Operating income	257
Financing cost and other	486
Income tax	(101)
Net loss	Ps. (128)

5. Trade receivables

a) Trade receivables are recorded net of allowance for doubtful accounts of Ps.77 and Ps.89 at December 31, 2003 and 2004, respectively.

b) Sales of receivables. - The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at December 31, 2003 and 2004 amounted to approximately $ 70 and $ 74 million, respectively, as follows:

• Covisa Agreement. In August 2000, the Company entered into a factoring agreement with Transamerica Commercial Finance Corporation and its affiliates (collectively, "TCFC") covering the sale of its accounts receivable related to its Glass Containers business in Mexico. Pursuant to the terms of this arrangement, the Company agreed to sell and TCFC agreed to purchase, on a non-recourse basis but subject to a garantia de cobro ("collection guarantee") certain eligible accounts receivable. As of December 31, 2003 and 2004, the Company had sold approximately $50 million and $53 million, respectively, of receivables under this agreement, which are excluded from the accompanying balance sheets. At any given time, the maximum capacity available under this agreement was $75 million. In connection with the sale of the accounts receivable to TCFC, the Company assigned all of its title and interest in such accounts receivable along with all of its interest in the goods represented by such accounts receivable to TCFC.

The Company retained collection and administrative responsibilities for the accounts receivable sold to TCFC. However, the servicing obligations of the Company and its affiliates to TCFC were performed by TDFM, an affiliate of TCFC, under a servicing agreement to render exclusive accounts receivable management services. The liability to service the receivables sold was not material to the Company's consolidated financial statements.

The Company's recourse liability was limited to (i) a garantia de cobro ("collection guarantee"), that is with respect to any accounts receivable sold to guarantee that such receivable was validly assigned and that the obligation of the customer underlying such receivable represented a valid and enforceable claim of payment (ii) a first loss risk pool in the amount of $5 million for any losses that TCFC could incur with respect to the receivables purchased. The recourse obligation recorded by the Company was approximately $ 0.1 million as of December 31, 2003 and 2004.

• Vitro Cristalglass, S.L. ("Vitro Cristalglass"), the Company's subsidiary in Spain, has fourteen agreements whereby designated accounts receivable are sold with recourse at a discount to financial institutions. It is Vitro's policy to endorse all documents sold to the banks, such that the banks as the bearers of the endorsed documents have been transferred legal title of such receivables. The banks have the legal right to transfer such receivables at their discretion as Vitro Cristalglass has transferred their control upon endorsement. At any given time, the maximum capacity available under these agreements is $21 million. At December 31, 2003 and 2004, the Company had sold approximately $20 million and $21 million, respectively, of receivables under these agreements, which are excluded from the accompanying balance sheets. The recourse obligation was not material to the Company's consolidated financial statements.

c) Securitization of trade receivables - Vitro America, Inc. ("VVP") Agreement. In 2003, VVP entered into an agreement to sell of its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of VVP. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. During June 2003, VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined therein, for consideration composed of cash, up to a maximum account of $40 million, and retained undivided interests in securitized receivables. The agreement expired on June 30, 2004. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables.

During 2004, VVP and VVP Funding entered into an agreement with another unrelated financial institution substantially similar to the agreement above. VVP and VVP Funding may sell, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined therein, for consideration composed of cash, up to a maximum amount of $40 million, and retain undivided interests in securitized receivables. The agreement expires in May 2007 buy is subject to annual renewal approval by the financial institution. Similar to the previous securitization agreement, the transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables.

The gross receivables sold, totaling approximately $57 million and approximately $63 million at December 31, 2003 and 2004, respectively, are reflected as a reduction of trade receivables. Estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 totaled approximately $29 million and was determined based on expected credit losses and allowances of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A ten percent increase in expected credit losses and allowances, to 3.3%, would decrease the year-end valuation by approximately $269 thousand, and twenty percent increase in expected credit losses and allowances, to 3.6%, would decrease the year-end valuation by approximately $539 thousand. Similar ten or twenty percent adverse fluctuations in either average receivable collection time or expected short-term commercial papers rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a ten or twenty percent variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

Proceeds received by VVP from the revolving securitizations aggregated to approximately $291 million and $448 million for the years ended December 31, 2003 and 2004, respectively, and are included in operating activities. Losses on the sales of accounts receivable totaled approximately $500 thousand and $1 million for the years ended December 31, 2003 and 2004, respectively, and are included in selling, general and administrative expenses. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled approximately $9 million at December 31, 2004, with credit losses totaling approximately $3 million for the year then ended. VVP continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2003 and 2004, the Company received servicing feed totaling approximately $ 0.6 million and $ 0.5 million, respectively.

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

9. Long-term debt

a) Long-term debt consists of the following:

		December 31,
		2003	2004
I.	Foreign Subsidiaries (payable in US Dollars):
	Secured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 3.00%, principal payable in several installments through 2009.	Ps. 190	Ps. 135
	Unsecured debt, floating interest rate based on LIBOR plus a spread of 2.50%, principal payable in several installments through 2009.		61
II.	Foreign Subsidiaries (payable in Euros):
	Secured debt, floating interest rate based on EURIBOR plus a spread of 1.25%, principal payable in several installments through 2008.	34	15
	Unsecured debt, floating interest rate based on EURIBOR plus a spread between 0.75% to 2.5%, principal payable in several installments through 2009.	117	114
III.	Vitro and Mexican Subsidiaries (payable in US Dollars):	3,713	2,430
	Secured debt, floating interest rate based on LIBOR plus a spread between 2.0% and 4.0%, principal payable in several installments through 2009.
	Unsecured debt, floating interest rate based on LIBOR plus a spread between 0.25% and 2.95%, principalpayable in several installments through 2008.	805	194
	10.75% Senior secured guaranteed notes due in 2011.		1,813
	Senior secured term loan, floating interest rate based on LIBOR plus a spread between 10.25% and 13.75%, principal payable in 2006.		2,564
	Unsecured debt, fixed interest rate of 11.50%, principal payable in several installments through 2009.	732	475
	11.375% Guaranteed senior unsecured notes due in 2007.	2,065	1,806
	11.75% Guaranteed senior unsecured notes due in 2013.	2,634	2,487
IV.	Vitro and Mexican Subsidiaries (payable in Mexican Pesos):
	Unsecured medium term notes, floating interest rate based on 182 day treasury bonds (CETES) plus a spread between 2.4% and 3.25%, principal payable in 2004, 2008 and 2009.	1,915	716
	Secured debt, floating interest rate based on 28 day interbank interest rate (TIIE) plus a spread of 2.0%, principal payable in several installments through 2007.	626	502
V.	Vitro and Mexican Subsidiaries denominated in investment units (UDI's) payable in Mexican Pesos:
	Unsecured debt, interest rate of UDI's plus 8.75% and 9.0%, principal payable in several installments through 2006.	129	70
	Unsecured medium term notes, fixed interest rate between 9.0% and 9.9%, principal payable in 2006.	1,152	1,244
	Unsecured medium term notes, floating rate based on UDI's plus 1.75%, principal payable in 2004.	163
		14,275	14,626
	Less current maturities	2,357	1,097
		Ps. 11,918	Ps. 13,529

As of December 31, 2004, the interest rates of EURIBOR, CETES, TIIE and LIBOR were 2.30%, 8.51%, 8.93% and 2.49%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2004 is as follows:

Year ending December 31,

2006	Ps. 5,049
2007	2,595
2008	864
2009	721
2010 and thereafter	4,300
Ps. 13,529

b) Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios. At no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants related to financial ratios as of December 31, 2004 did not allow the lender to accelerate the maturity of these debt agreements.

In addition, under certain of our subsidiaries' credit agreements; if the subsidiary does not meet certain financial ratios or other conditions, its ability to pay dividends is restricted. During 2003 and 2004, certain subsidiaries were restricted from paying dividends by the credit agreements.

Additionally, in some of the Company's credit facilities, if it does not meet certain financial ratios at a consolidated level, its ability to incur additional debt is restricted. As of December 31, 2004, the Company is restricted to a maximum of $ 100 million of additional debt for working capital needs, capital expenditures and interest payments and an additional $ 25 million for any other purpose. The capacity of refinancing debt by the Company is not limited.

c) Debt of the Company totaling Ps.4,961 is collateralized by fixed assets, inventory, machinery, equipment, trade receivables and a first priority lien on its 49.7% equity interest in Comegua, with a book value of Ps.11,216 as of December 31, 2004.

Additionally, Ps.2,498 of debt is collateralized with by cash of Ps.282, which is presented in long-term other assets in the balance sheet.

d) The 11.375% Guaranteed senior unsecured notes due in 2007 were issued by Servicios y Operaciones Financieras Vitro, S.A. de C.V. ("SOFIVSA"), which is a 100% owned finance subsidiary of the Company. The Company has fully and unconditionally guaranteed the senior unsecured notes and there are no restrictions on the ability of the Company to obtain funds from SOFIVSA by dividend or loan.

e) The Company uses derivative financial instruments as forward contracts, foreign currency swaps ("currency swaps"), currency options and interest rate swaps to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various derivative transactions. It is the Company's policy not to enter into derivative financial instruments for speculative purposes.

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

During 2004, the Company cancelled some of its derivative transactions, including interest rate swaps, forward contracts and currency swaps. The effects in the statements of operations of the above mentioned transactions with derivative financial instruments were:

	Income (expense) Year ended December 31,
	2003	2004

Interest rate swaps	Ps. (173)	Ps. (268)
Forward contracts	18	(116)
Currency swaps	(11)	(25)
Premiums on foreign currency options		(11)
Net	Ps. (166)	Ps. (420)

10. Pension plans and seniority premiums

The disclosures relating to the Company's pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 h), together with certain actuarial assumptions utilized, are presented below as of December 31, 2003 and 2004:

	December 31,
	2003	2004
Accumulated benefit obligation	Ps. 1,849	Ps. 2,009

Projected benefit obligation	Ps. 2,379	Ps. 2,623
Plan assets at fair value	(582)	(554)
Unrecognized net loss	(214)	(174)
Unrecognized transition obligation	(380)	(268)
Changes in assumptions and adjustments from experience	(856)	(1,239)
Projected net liability	Ps. 347	Ps. 388
Additional minimum liability	Ps.1,093	Ps. 1,122
Net periodic cost (Ps. 234 for 2002)	312	322

At December 31, 2004, the plan assets presented above, include 39.2 million shares of Vitro.

Assumptions	December 31,
	2003	2004
Discount rate	5.75%	5.75%
Expected rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	0.0%	0.0%

11. Commitments and contingencies

a) Several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and Mexico City area, entered into a 15 year energy purchase agreement for approximately 100 Megawatts of electricity and 1.3 million tons of steam per year, with Tractebel Energia de Monterrey, S. de R.L. de C.V. ("Tractebel"). Tractebel started operations in April 2003.

b) The Company uses different derivative instruments to manage its exposure to the volatility of gas natural prices. The portfolio is dynamically managed, in accordance with the guidelines and policies set by management.

The Company's natural gas consumption during 2004 was approximately 24,732,000 million British Thermal Units ("MMBTUS"). During 2004, the company hedged for approximately 57% of its consumption of natural gas at an average price of $ 5.03 dollar per MMBTUS.

The market average price per MMBTUS during 2004 was $ 6.14.

The percentage of consumption hedged can vary from 10% to 100% of the estimated consumption. The percentage of consumption hedged and the hedged prices, change constantly according to market conditions based on the Company's needs and to the use of alternative fuels within its production processes. As of December 31, 2004, the Company had hedges equivalent to 55% of estimated natural gas consumption for 2005.

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

e) As part of the Company's disposal of Anchor Glass Containers Corporation ("Anchor") in 1996, in a transaction approved by the U.S. Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a US government agency that guarantees pensions, a limited guarantee of Anchor's under funded pension liability. No payments would be made under the guarantee unless the PBGC terminated any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funded liabilities from the entity that purchased Anchor's assets.

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

f) The Company is in the process of litigation with the Mexican Tax Authorities (Secretaria de Hacienda y Credito Publico), in relation to Asset Tax (Impuesto al Activo) that the Company considers was unnecessarily paid between 1994 and 1998. If the Company obtains a favorable result, in addition to the amount of the restated tax paid, there is a possibility of recovering interest from the date of the payment to the date of its recovery. No asset has been recorded for this contingent interest income as of December 31, 2004.

12. Foreign currency operations

a) At December 31, 2004, the assets and liabilities denominated in foreign currency of the Company's Mexican subsidiaries consist of the following:

	Millions of US dollars	Millions of Mexican pesos
Monetary assets	$ 222	Ps. 2,478
Inventories	28	315
Fixed assets	313	3,493
Monetary liabilities	1,232	13,734

b) Foreign currency operations of the Company's Mexican subsidiaries during 2004 consisted of the following:

	Millions of US dollars	Millions of Mexican pesos
Exports	$ 637	Ps. 7,323
Imports	301	3,484
Interest expense, net	122	1,414

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2004 consisted of the following:

	United States of America	Central and South America	Europe
Net sales	Ps. 8,570	Ps. 1,459	Ps. 1,463
Operating income	176	100	55
Total assets	2,900	2,870	1,723
Total liabilities	1,264	819	825
Capital expenditures	30	141	143

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

b) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps.11.00, Ps.8.27 and Ps.7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950
Options canceled or exercised at December 31, 2004	2,350,000	928,000	2,904,525	2,211,525	109,250	2,059,475
Options outstanding at December 31, 2004	463,300	1,965,000	1,947,375	993,275	831,700	1,882,475	8,083,125
Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53
Exercise price at December 31, 2004	49.94	25.46	11.00	8.27	13.00	7.53

*During 2001 the Company modified the exercise price of 940,950 options granted in 1998 to Ps.13.00.

The closing price of the Company's shares on the Mexican Stock Exchange on December 31, 2004 was Ps.11.62.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company's common shares relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000, 2001 and 2002.

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

e) Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. In 2004, the income tax rate was 33%; it will decrease to 30% in 2005, 29% in 2006 and 28% in 2007 and thereafter.

As of December 31, 2003 and 2004 the majority interest stockholders' equity tax account, corresponding to the contributed capital account and the net consolidated tax income account was Ps.1,520 and Ps.1,083, respectively.

f) Dividends declared and paid:

	Dividend amount
Stockholders' meeting date	Nominal	Constant	Payment date
April 5, 2001	Ps. 149	Ps. 177	May, 2001
April 5, 2001	149		(1)
March 14, 2002	75	85	June, 2003
March 27, 2003	108	117	April, 2003
March 25, 2004	89	92	April, 2004

(1) This dividend will be paid on a date to be determined by the Board of Directors.

g) Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2003	2004
Capital stock	Ps. 2,289	Ps. 2,232
Shortfall in restatement of capital	(3,074)	(3,150)
Retained earnings	3,607	3,499
Net income for the year	201	223
	Ps. 3,023	Ps. 2,804

h) Majority interest stockholders' equity consists of the following:

	December 31, 2004
	Nominal value	Restatement	Restated value
Capital stock	Ps. 324	Ps. 6,460	Ps. 6,784
Treasury stock	(336)	(258)	(594)
Paid-in capital	(104)	1,121	1,017
Shortfall in restatement of capital		(18,416)	(18,416)
Cumulative effect of deferred taxes	(1,259)	(365)	(1,624)
Minimum pension liability adjustment	(419)		(419)
Retained earnings	(3,408)	22,009	18,601
	Ps. (5,202)	Ps. 10,551	Ps. 5,349

i) At December 31, 2004, stockholders equity includes Ps.2,899 of retained earnings and other undistributed capital items of subsidiaries.

j) Comprehensive income (loss) that is reflected in the accompanying statements of stockholders' equity, represents the net result of the Company's performance each financial year, and consists of net income of each year plus other items of comprehensive income of the same period, which in accordance with Mexican GAAP are reflected directly in stockholders' equity, without affecting the statement of operations. The other items of comprehensive income consist of the result of holding non-monetary assets and the minimum pension liability adjustment.

14. Total financing cost

Following is a disclosure of the most important items that are included in total financing cost:

	Year ended December 31,
	2002	2003	2004
Interest expense on debt denominated in dollars	Ps. 1,331	Ps. 1,241	Ps. 1,262
Interest expense on debt denominated in pesos	76	379	258
Interest expense on debt denominated in UDI's	36	30	108
Restatement of UDI's	10	4	10
Interest income	(64)	(160)	(86)
Exchange loss	1,687	822	78
Gain from monetary position	(851)	(599)	(730)
Other financial expenses, net	258	388	505
Total financing cost	Ps. 2,483	Ps. 2,105	Ps. 1,405

15. Other expense, net

Following is the analysis of other expense, net:

	Year ended December 31
	2002	2003	2004
Restructuring charges	Ps 103	Ps. 98	Ps. 243
Write-off and loss from sale of assets	447	129	329
(Gain) from sale of subsidiaries and associated companies	(72)	(37)	(488)
Other	(24)	(34)	57
	Ps. 454	Ps. 156	Ps. 141

During 2002, 2003 and 2004 the Company downsized its corporate services at its headquarters and certain business units, which resulted in charges of Ps.103, Ps.98 and Ps.120, respectively.

16. Tax loss carryforwards

At December 31, 2004, the tax loss carryforwards, the asset tax to be recovered and the capital losses that can be amortized against capital gains consist of the following:

	Tax loss carryforwards		Asset tax
Expiration Year	Majority interest	Minority interest	Majority Interest	Minority interest	Capital losses
2007	Ps. 1,607				Ps. 552
2008	5,028	13	193		1,233
2009	22	5	5		145
2010	383	28	4		203
2011	224	28	4
2012	1,323	158	8
2013	164	185	10	2
2014	178	267	-	4
	Ps. 8,929	Ps. 684	Ps. 224	Ps. 6	Ps. 2,133

17. Income tax, asset tax and workers' profit sharing

a) The Company is subject to income tax and asset tax for consolidation purposes in proportion to the number of the subsidiary's voting shares that Vitro owns. As of January 1, 2002, the ratio has been calculated based on the daily average equity percentage that the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries is consolidated at 60% of the ratio mentioned above. The monthly tax advances to the Secretaria de Hacienda y Credito Publico by Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

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

b) The income tax and workers' profit sharing included in the Company's results are:

	Year ended December 31,
	2002	2003	2004
Income tax:
Current	Ps. 454	Ps. 214	Ps. 130
Deferred	(893)	(133)	(51)
Adjustment of rates	(34)	(27)	(149)
	(473)	54	(70)
Asset tax	(31)		18
	Ps. (504)	Ps. 54	Ps. (52)

Workers' profit sharing:
Current	Ps. 50	Ps. 18	75
Deferred	2	22	45
	Ps. 52	Ps. 40	Ps. 120

Deferred tax liabilities presented in the balance sheets consist of the following:

	December 31,
	2003	2004
Assets:
Accounts receivable allowance	Ps. 265	Ps. 221
Tax benefit from the future deduction of inventories held on December 31, 1986	108	4
Reserve for seniority premiums and pensions	480	475
Tax loss carryforwards, net of valuation allowance of Ps. 103 in 2003 and Ps. 53 in 2004	3,067	2,675
Exchange fluctuations	15	(33)
Asset tax credit carryforwards	418	431
	4,353	3,773
Liabilities:
Inventories	856	872
Fixed assets	3,612	2,776
Other	344	209
	4,812	3,857
Net liabilities	Ps. 459	Ps. 84

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

d) Changes in stockholders' equity in shortfall in restatement of capital and the minimum pension liability adjustment are presented net of the deferred tax effect as follows:

	Year ended December 31,
	2002	2003	2004
Income tax effect of:

Shortfall in restatement of capital	Ps. (46)	Ps. 56	Ps. (52)
Minimum pension liability adjustment	63	10	37
	Ps. 17	Ps. (46)	Ps. (15)

18. Business dispositions

a) Sale of Ampolletas, S.A. - On April 15, 2002 the Company sold to Gerresheimer Glas AG, its 51% interest in Ampolletas, S.A. for consideration that includes cash, the assumption of debt and the assignment of certain receivables, that altogether amount to approximately $ 21 million.

b) Sale of Vitromatic - On July 3, 2002, Vitro sold its interest in Vitromatic (see note 4).

c) Sale of Envases Cuautitlan, S.A de C.V. - On September 10, 2003 the Company sold Envases Cuautitlan, S.A de C.V. (ECSA), to Phoenix Capital Ltd. for an approximate amount of $ 18 million. ECSA was dedicated to the manufacture and sale of plastic containers.

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

The Company has three reportable segments: Glass Containers, Flat Glass and Glassware. On July 3, 2002, Vitro sold its interest in the segment Acros-Whirlpool (see note 4). The principal products of each of the segments are summarized below:

Segment	Principal products

Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.

Flat Glass	Flat glass for the construction and automotive industries.

Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Glassware	Corporate and other	Consolidated
December 31, 2002:
Net sales	Ps. 11,058	Ps. 13,061	Ps. 2,878	Ps. 130	Ps. 27,127
Interdivisional sales	76		32		226
Consolidated net sales	10,982	12,943	2,846	130	26,901
Operating income (loss)	1,308	1,013	287	(336)	2,272
Total assets	14,264	13,055	3,510	2,601	33,430
Capital expenditures	647	330	137	22	1,136
Depreciation and amortization	980	750	289	103	2,122
Goodwill		984			984

December 31, 2003:
Net sales	Ps. 10,451	Ps. 13,059	Ps. 2,755	Ps. 258	Ps. 26,523
Interdivisional sales	109	156	20		285
Consolidated net sales	10,342	12,903	2,735	258	26,238
Operating income (loss)	814	1,101	196	(151)	1,960
Total assets	13,529	13,919	3,062	1,902	32,412
Capital expenditures	809	910	116	36	1,871
Depreciation and amortization	1,003	710	271	78	2,062
Goodwill		877			877

December 31, 2004:
Net sales	Ps. 10,702	Ps. 12,699	Ps. 2,726	Ps. 306	Ps. 26,433
Interdivisional sales	158	63	31		252
Consolidated net sales	10,544	12,636	2,695	306	26,181
Operating income (loss)	794	854	83	(161)	1,570
Total assets	12,722	12,173	2,922	3,414	31,231
Capital expenditures	672	560	132	89	1,453
Depreciation and amortization	1,252	713	218	64	2,247
Goodwill		734			734

Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States and Canada and were as follows (in million of US dollars):

Year ended December 31,
2002	2003	2004
$586	$579	$637

Certain geographic information about the Company's operations is summarized as follows:

	Year ended December 31,
	2002	2003	2004
Net sales(1) to customers in:
Mexico	Ps. 12,401	Ps. 11,845	Ps. 11,483
All foreign counries, mainly the United States and Canada	14,500	14,393	14,698
Consolidated	Ps. 26,901	Ps. 26,238	Ps. 26,181

(1) Net sales are attributed to countries based on location of customer.

Sales of the Company's principal products made to third parties are summarized as follows:

	Year ended December 31,
	2002	2003	2004
Construction Glass	Ps. 8,947	Ps. 9,061	Ps. 8,975
Automotive Glass	3,411	3,258	3,521
Glass Containers	9,408	8,637	8,909
Glassware	2,258	2,208	2,261
Other (1)	2,877	3,073	2,514
	Ps. 26,901	Ps. 26,238	Ps. 26,181

(1) Other is mainly comprised of sales of raw materials, machinery and molds, metal flatware, aluminum cans, fiber glass and plastic containers. None of these products represented more than 5% of sales to third parties.

Consolidated net sales to any single external customer did not equal 10% or more of Vitro's total consolidated net sales.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2002	2003	2004
Land and buildings, machinery and equipment, and construction in progress:
Mexico	Ps. 18,020	Ps. 17,775	Ps. 15,963
All foreign countries, mainly United States, Europe, Central and South America	2,368	2,522	2,519
Consolidated	Ps. 20,388	Ps. 20,297	Ps. 18,482

20. New accounting principles

During 2004 the IMCP issued the following bulletins, whose application is mandatory for periods beginning after January 1, 2005:

Bulletin B-7, "Business Acquisitions" ("B-7"). B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. Management believes that the principal effect of adopting this new accounting principle as of January 1, 2005 will be to suspend the amortization of goodwill, which at December 31, 2004 has a balance of Ps.734, whose effect on the results of operations for the year 2004 was Ps.48, although the goodwill is now subject to the impairment rules.

Bulletin C-10, "Derivative Instruments and Hedging Activities" ("C-10"). In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders' equity, while the ineffective portion must affect current earnings.

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

Bulletin D-3, "Labor Obligations" ("D-3"), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of "Severance payments at the end of the work relationship", defined as payments granted to employees when they conclude their labor relationship before reaching retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed. The Company's management believes that the application of this Bulletin will affect the result of operations for 2005 with an additional charge by Ps.8 and increase assets and liabilities by Ps.141 and Ps.149, respectively.

21. Subsequent events

On February 7, 2005 Vitro Envases Norteamerica, S.A. de C.V., completed the issuance of $ 80 million aggregate principal amount of senior secured notes due in 2011 with at an interest rate of 10.75%.

On February 24, 2005, Vitro Envases Norteamerica, S.A. de C.V. obtained a senior secured term loan of $150 million with a 5 year maturity and an interest rate of Libor plus 6.25%.

On April 1, 2005, the Company completed the sale of its 100% interest in Plasticos Bosco, S.A. de C.V. ("Plasticos Bosco"). This practically completes the divestiture of all non-glass related businesses. Plasticos Bosco, located south of Mexico City, was acquired by Vitro in 1981 and engaged in the manufacture and commercialization of disposable tableware.

22. Differences between accounting principles in Mexico and in the United States of America

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended (see note 3), whereas financial statements prepared under U.S. GAAP are presented on a historical basis. However, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, as permitted by the rules and regulations of the Securities and Exchange Commission (the "SEC"). The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

 We have restated our U.S. GAAP consolidated financial statements, for the following:

• The application of the equity method of accounting for Empresas Comegua S.A. in accordance with EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

• The recognition of an obligation for severance indemnities and the related costs in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits, an amendment of FASB Statements No. 5 and 43".

• The presentation of Vitro OCF, S.A. de C.V., Envases Cuautitlan, S.A. de C.V., Ampolletas, S.A., Vitro America Inc.'s ("Vitro America") distribution and production facilities in the Northwestern United States and the disposal of our Productos de Valor Agregado ("PVA") facilities as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

• The reclassification of the gain/loss on sale of assets not considered to be components of a business into Operating Income in accordance with SFAS No. 144.

• The reversal of an impairment charge, given that the asset was determined to be recoverable based on an undiscounted cash flow analysis performed by the Company, as required by SFAS No. 144.

• The recognition of a valuation allowance related to a recoverable asset tax, as under U.S. GAAP contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received.

The other principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders' equity are presented below:

	Year ended December 31,
Reconciliation of Net Loss:	As Presented			As Restated			2004
	2002	2003	2004	2002	2003	2004	($ millions)
	(Ps. millions)			(Ps. millions)			(Convenience Translation)
Net loss of majority interest as reported under Mexican GAAP	Ps. (5)	Ps. (596)	Ps. (267)	Ps. (5)	Ps. (596)	Ps. (267)	$ (24)
Deferred income tax	(173)	(78)	41	(176)	(81)	38	3
Reduction of amortization expense related to negative goodwill	33	26	23	33	26	23	2
Depreciation of the effect of applying the Fifth Amendment	(221)	(197)	(187)	(213)	(189)	(187)	(17)
Workers' profit sharing	35	41	47	38	47	47	4
Capitalized interest			52			52	5
Additional depreciation of capitalized interest	(7)	(8)	(8)	(7)	(8)	(8)	(1)
Goodwill amortization and impairment, net	45	17	49	45	17	49	4
Fair value of derivative financial instruments	(192)	24	9	(192)	24	9	1
Monetary Gain	48	30	36	48	30	36	3
Termination benefits				9	8	9	1
Effect of applying Bulletin B-15	(44)	(4)		(44)	(4)
Impairment						11	1
Discontinued operations	(275)			(287)	(12)	23	2
Effect of the above adjustments on net income of minority interest	180	(6)	(51)	178	(10)	(51)	(5)
Total U.S. GAAP adjustments	(571)	(155)	11	(573)	(156)	46	4
Net loss under U.S. GAAP	Ps. (576)	Ps. (751)	Ps. (256)	Ps. (578)	Ps. (752)	Ps. (221)	$ (20)

Reconciliation of Stockholders' Equity:	Year ended December 31,
	As Presented			As Restated			2004
	2002	2003	2004	2002	2003	2004	($ millions)
	(Ps. millions)			(Ps. millions)			(Convenience Translation)
Total stockholders' equity reported under Mexican GAAP	Ps. 9,755	Ps. 9,046	Ps. 8,153	Ps. 9,755	Ps. 9,046	Ps. 8,153	$ 731
Less minority interest included as stockholders' equity under Mexican GAAP	(3,056)	(3,023)	(2,804)	(3,056)	(3,023)	(2,804)	(251)
Majority stockholders' equity under Mexican GAAP	6,699	6,023	5,349	6,699	6,023	5,349	480
U.S. GAAP adjustments:
Deferred income taxes:
Effect on retained earnings	(56)	(106)	(30)	(256)	(306)	(233)	(21)
Effect on excess (shortfall) in restatement of capital	(681)	(604)	(575)	(681)	(604)	(575)	(52)
Reversal of negative goodwill	(4,913)	(4,913)	(4,913)	(4,913)	(4,913)	(4,913)	(441)
Reversal of the accumulated amortization related to negative goodwill	4,737	4,763	4,786	4,737	4,763	4,786	429
Workers' profit sharing	(63)	(20)	28	(63)	(20)	28	3
Capitalized interest	90	82	126	90	82	126	11
Goodwill amortization and impairment	45	62	111	45	62	111	10
Effect of applying the Fifth Amendment	1,252	822	540	1,252	822	540	48
Effect of applying Bulletin B-15	(205)	54		(205)	54		0
Fair value of derivative financial instruments	(194)	(170)	(161)	(194)	(170)	(161)	(14)
Termination benefits				(112)	(109)	(105)	(9)
Impairment						11	1
Discontinued operations	(275)			(281)	(10)	13	1
Effect of the above adjustments on minority interest	(71)	(173)	(204)	(23)	(126)	(159)	(14)
Total U.S. GAAP adjustments	(334)	(203)	(292)	(604)	(475)	(531)	(48)
Total stockholders' equity under U.S. GAAP	Ps. 6,365	Ps. 5,820	Ps. 5,057	Ps. 6,095	Ps. 5,548	Ps. 4,818	$ 438

a) Minority interest

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and is presented below total liabilities and above the stockholder' equity section in the consolidated balance sheet.

b) Deferred income taxes

The Company applies the provisions of Bulletin D-4, "Accounting for Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP (see notes 3 o and 17). As required by this Bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset to the extent it is determine to be recoverable. For U.S. GAAP purposes, the Company has applied SFAS No. 109, "Accounting for Income Taxes", for all periods presented.

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

For U.S. GAAP purposes the Company recognizes deferred taxes each period for the changes in the taxable portions of its distributable stockholder's equity. The Company's policy is to compare the deferred tax balance that would be required if all of the stockholders' equity were distributed. This amount is compared to the total deferred tax balance recorded prior to any adjustment. The difference between the amount recorded and the amount calculated from the stockholders' equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date

The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under Mexican GAAP, are presented as follows:

	As Presented		As Restated
	December 31,		December 31,
Deferred Tax Assets and Liabilities:	2003	2004	2003	2004
Noncurrent:
Assets:
Reversal of negative goodwill	Ps. 48	Ps. 36	Ps. 48	Ps. 36
Tax loss carryforwards	103	53(1)	103	53(1)
Asset tax credit carryforwards	0	0	(200)(2)	(200) (2)
Termination benefits			44	42
Capital losses	1,382	608(1)	1,382	608(1)
Fair value of derivative financial instruments	56	48	56	48

Liabilities:
Buildings, machinery and equipment	(227)	(120)	(227)	(120)
Stockholders' equity	(561)	(533)	(561)	(533)
Other	(26)	(36)	(26)	(36)
Net deferred tax assets	775	56	619	(102)

Valuation allowance	(1,485)	(661)(1)	(1,485)	(661)(1)

Net deferred tax liability	Ps. (710)	Ps. (605)	Ps. (866)	Ps. (763)

(1) The valuation allowance at December 31, 2003 and 2004 of Ps.1,485 and Ps.661, respectively, includes Ps.1,382 and Ps.608, respectively, related to capital losses and Ps.103 and Ps.53, respectively, related to tax loss and tax on asset carryforwards.

(2) Under U.S. GAAP contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received. Further disclosure is provided in section l) of this footnote.

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

d) Workers' profit sharing

In accordance with Mexican GAAP the Company determines the provision of workers' profit sharing by applying the partial accrual method (Bulletin D-4). For U.S. GAAP purposes the Company accrues for workers' profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109. If the methodology of SFAS No. 109 had been used for the year ended December 31, 2004, the cumulative effect in the results of the Company would have been an expense of Ps.23 and a debit to excess (shortfall) in restatement of capital of Ps.514. From these amounts the effect in the results for the years 2002, 2003 and 2004 would have been an (decrease) increase of Ps.(182), Ps.72 and Ps.63, respectively.

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

f) Goodwill and other intangible assets

Under Mexican GAAP, goodwill is amortized over a straight-line basis over 20 years. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value. The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets. In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment. The Company also reviewed the classification of its intangible assets and determined there were no other intangible assets with indefinite lives requiring reclassification.

The Company tests goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired at the reporting unit level as required by SFAS No. 142. We perform the impairment test according to the following two-step process: The first step of the goodwill impairment test we use to identify potential impairment compares the fair value of our reporting units with their carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test we use to measure the amount of impairment loss compares the implied fair value of reporting unit goodwill with the carrying amount for such goodwill. If the carrying amount of reporting unit's goodwill exceeds the implied fair value of such goodwill, an impairment loss is recognized in an amount equal to that excess. After goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis. For the years ended December 31, 2003 and 2004 the Company recorded an impairment of Ps.62 and Ps.70, respectively.

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

h) Effect of applying Bulletin B-15.

In 1997, the IMCP issued Bulletin B-15, which specifies procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro's accounting policies for the consolidation of its foreign subsidiaries are described in notes 2 b) and 3 a). Such policies conform to the requirements of Bulletin B-15.

The staff of the SEC has agreed that the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican GAAP and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC.

However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. The staff of the SEC has stated that the methodologies of Bulletin B-15 used to restate prior years balances for comparative purposes do not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, the staff requires an adjustment for the difference in methodologies of restating prior year balances. These amounts (Ps.(44) and Ps.(4) in 2002 and 2003, respectively, in the reconciliation of net income, and Ps.(175) and Ps.54 in 2002 and 2003, respectively, in the reconciliation of stockholders' equity) represent the differences between (i) the balance if all amounts were adjusted by applying the INCP, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

i) Fair value of derivative financial instruments

Under Mexican GAAP, derivative instruments that are considered as a hedge from an accounting perspective are valued using the same criteria of valuation of the assets or liabilities hedged and the effect of such valuation is recognized in the results of operations. Under U.S. GAAP, the Company's derivative instruments are accounted for as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and consequently the Company reflects all derivatives on the balance sheet at fair value, regardless of the purpose or intent for holding them. The accounting for changes in fair value of the derivatives varies, depending if the derivative is considered to be a hedge for accounting purposes, and whether that hedged instrument is a fair value, or a cash flow hedge.

The Company primarily uses interest rate swaps, currency swaps, foreign currency forward purchase contracts and natural gas contracts to manage its exposure to fluctuations in interest, foreign currency exchange rates and changes in the price of natural gas. It is the Company's policy to not enter into derivative financial instruments for speculative purposes.

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

j) Discontinued operations

U.S. GAAP as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires that an entity report as discontinued operations those components of its business that have been classified as held for sale. A component of an entity is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the business. Individually insignificant disposals of a component of an entity should be aggregated for purposes of assessing materiality for all periods presented. Therefore, individually insignificant dispositions should be aggregated and reported as discontinued operations under SFAS No.144 beginning in the period the impact of the dispositions is material to the financial statements of any period presented. This evaluation should also include the effect of the gain or loss on sale of the component.

Mexican GAAP as defined by Bulletin C-15, "Impairment of Long-lived Assets and their Disposal", requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. Bulletin C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each businees being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

As a result of the differences identified above between U.S. and Mexican GAAP, the following components of the Company's business that were classified as held for sale during 2004, 2003 and 2002, are presented as discontinued operations in our U.S. GAAP consolidated financial statements:

• On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V., which we refer to as "Vitro OCF," our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash (approximately Ps. 797 million). The gain on sale of this component was approximately Ps. 407. This business was previously included in our Flat Glass reportable segment.

• In March 2004, the Board of Directors of Vitro America, authorized management to close all of its distribution and production facilities and discontinue operations in the Northwestern United States. The closing plan included operation of the facilities through June 30, 2004. As of December 31, 2004, all operations in these facilities have ceased. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit, which is included in our Flat Glass reportable segment.

• During 2004, the Company's management decided to close two small facilities (the PVA facilities) in Mexico dedicated to the manufacture of architectural value added products. These disposal activities were initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. The amount incurred in these disposal activities were Ps. 19. The PVA facilities were managed by Vitro Flotado Cubiertas, a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit. This business was previously included in our Flat Glass reportable segment.

• On September 10, 2003, we sold 100% of the outstanding shares of Envases Cuautitlan, S.A. de C.V., which we refer to as "ECSA," one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million (approximately Ps. 200 million). The gain on sale of this component was approximately Ps. 37. This business was previously included in our Glass Containers reportable segment.

• On April 15, 2002, we sold our 51% interest in Ampolletas, S.A., which we refer to as "ASA," to Gerresheimer Glass AG for $13.4 million in cash (approximately Ps. 149 million). ASA is engaged in the manufacturing of borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes. The gain on sale of this component was approximately Ps. 72. This business was previously included in our Flat Glass reportable segment.

The following table discloses the condensed balance sheets and condensed income statements of the entities that were disposed for all periods presented:

	For the year ended December 31, 2004
	Vitro OCF	VVP NW	PVA	ECSA	ASA	Total
Condensed Income Statement:
Sales	140	49	149	-	-	339
Cost of sales	76	52	134	-	-	262
General, administrative and selling expenses	24	43	14	-	-	80
Operating income	40	(45)	1	-	-	(3)
Total financing cost	(3)	-	-	-	-	(3)
Income (loss) before income tax	43	(45)	1	-	-	(0)
Income taxes	14	(20)	-	-	-	(5)
Net income (loss)	29	(25)	1	-	-	5

	As of and for the year ended December 31, 2003
	Vitro OCF	VVP NW	PVA	ECSA	ASA	Total
Condensed Balance Sheet:
Current assets	195	36	7	-	-	238
Fixed assets, net	657	9	22	-	-	689
Other long-term assets	5	-	-	-	-	5
Total assets	857	45	30	-	-	931
	-	-	-	-
Short-term liabilities	277	12	59	-	-	348
Long-term liabilities	-	-	-	-	-	-

Condensed Income Statement:	-	-	-	-
Sales	555	188	170	137	-	1,049
Cost of sales	322	164	129	121	-	737
General, administrative and selling expenses	66	45	15	8	-	134
Operating income	167	(22)	26	7	-	179
Total financing cost	21	-	-	9	-	30
Income (loss) before income tax	146	(22)	26	(2)	-	149
Income taxes	48	(8)	-	1	-	40
Net income (loss)	98	(13)	26	(3)	-	108

	For the year ended December 31, 2002
	Vitro OCF	VVP NW	PVA	ECSA	ASA	Total
Condensed Income Statement:
Sales	535	211	131	175	85	1,136
Cost of sales	352	172	114	151	71	860
General, administrative and selling expenses	55	39	3	11	7	116
Operating income	127	-	14	13	6	160
Total financing cost	38	-	-	16	5	58
Income (loss) before income tax	89	-	14	(3)	2	102
Income taxes	17	-	-	(3)	(1)	13
Net income (loss)	72	-	14	0	3	88

Basis difference between U.S. GAAP and Mexican GAAP.- The basis of the assets and liabilities under U.S. GAAP of Vitromatic, and the entities mentioned above at the time of their sale was different from the basis of such assets and liabilities under Mexican GAAP; accordingly, the gain recorded on disposal of such entities under U.S. GAAP differs from that under Mexican GAAP.

k) Deconsolidation of Comegua

For Mexican GAAP purposes, based on: (a) the Company's control over the CEO whose function is to govern the operating decisions and financial policies of Comegua; (b) the Company's sole right to propose the CEO for designation by the Board of Directors of Comegua; and (c) the Company's sole right to remove the CEO, the Company concludes that it controls Comegua as defined by Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares" and therefore, Comegua should be consolidated in accordance with Mexican GAAP.

For U.S. GAAP purposes, the Company has determined that the control it retains over the management of the operating and financial policies of Comegua is not sufficient to meet all of the technical requirements for consolidation. The Company's position is based on the guidance provided by EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". Under EITF 96-16, such approval and veto rights held by the minority shareholders of Comegua, including the approval of operating plans, qualify as substantive participating rights and therefore do not allow the Company to consolidate Comegua in its financial statements for U.S. GAAP purposes. Therefore, the Company's investment in Comegua is recorded by applying the equity method in the Company's U.S. GAAP consolidated financial statements.

l) Recovery of Asset Tax Carryforwards

In 1994 the Company paid an asset tax of Ps. 200 and as a result recorded a recoverable tax asset under both Mexican and U.S. GAAP. The Company is seeking to recover this asset tax by means of a settlement with the Mexican Tax Authorities.

Prior to November 1999, the Company was not allowed to deduct liabilities owed to financial institutions (i.e. bank loans) for asset tax calculation purposes. In November 1999, the Mexican Supreme Court ruled that the restriction and inability to deduct such financial liabilities was unconstitutional (the "November 1999 Ruling"). On March 13, 2002, the Mexican Tax Authorities confirmed that the Company was allowed to deduct the liabilities held with the financial system for asset tax calculation purposes. Based on this resolution, the recovery of the asset tax paid in prior years by the Company was considered to be highly probable. The court ruling and related confirmation remained effective as of December 31, 2004, and based on the previous history of recovering asset tax paid in fiscal years 1999, 2000 and 2001 and the fact that no settlements regarding this issue had been denied, the Company considers that the recorded Ps. 200 million of tax on asset carryforward is accurate.

As of December 31, 2004 the Company, based on discussion with its internal legal counsel, previous court rulings and related inquiries with the relevant authorities, considered that the recovery of this asset tax carryforward from the Mexican Tax Authorities was highly probable. Furthermore, the Company obtained a legal opinion from its independent legal counsel supporting its position that the recovery of this asset tax was highly probable as of December 31, 2004. Mexican GAAP allows the recognition of this type of asset based on a threshold of highly probable, which the Company believed it met at the balance sheet date.

In February 2005, the Mexican Supreme Court ruled that the recovery of asset tax carryforwards only applies to asset tax paid after an inquiry regarding this issue is made with the Mexican Tax Authorities (the "February 2005 Ruling"). However, at that time legal counsel advised the Company that there was still a high probability of recovery of asset tax paid, because the February 2005 ruling was not dispositive of the issue and they did not believe that the ruling was applicable to the Company's fact pattern because the Company filed the inquiry to the Mexican Tax Authorities before the November 1999 Ruling.

In June and July of 2005, a definitive Supreme Court ruling was issued, and some judges took the position that the February 2005 Ruling also applied to inquiries made before the November 1999 Ruling. Based on these rulings in June and July of 2005, the Company considered that the tax authorities may challenge the tax refund, and accordingly recorded a reserve, based on management's best estimates, over the Ps. 200 million, since (i) the possibility of applying that amount against taxes to be paid in the future expired in 2004, and (ii) the high probability of prevailing in court had been reduced.

As a result of the rulings that occurred in June and July of 2005, which resulted in the Company reevaluating the probability of recovery of this asset, the Company had already issued its local Mexican GAAP financial statements. As of the time the Company prepared its 2004 financial statements under Mexican GAAP, the Company and outside legal counsel concluded that there was still a high probability of recovery of the asset tax paid on the basis of all available information at such time and that the accounting treatment for this item was consistent with this conclusion. The Company complied with EITF D-86, "Issuance of Financial Statements," regarding the official issuance date of financial statements and did not modify its previously issued Mexican GAAP financial statements.

This recoverable tax is not an asset under U.S. GAAP, as the threshold is higher than what is considered by Mexican GAAP when analyzing the realizability of an asset related to a positive legal ruling. In accordance with U.S. GAAP, contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received, such that realization is assured beyond a reasonable doubt. As this particular asset tax should not be recorded for U.S. GAAP purposes, the Company wrote-off the amount of Ps. 200 million, debiting the balance of beginning retained earnings as of January 1, 2002 due to the restatement discussed previously.

m) Other differences and supplemental U.S. GAAP disclosures

1. Pension disclosures.- The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments at the end of the work relationship (severance indemnities) for all of its Mexican subsidiaries. For its Mexican GAAP consolidated financial statements, the Company applies Bulletin D-3 issued by the IMCP. The accounting treatment for pensions set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, "Employers' Accounting for Pensions". The Company records the pension cost determined by actuarial computations, as described in notes 3 h) and 10. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company's related pension obligations for 2003 and 2004 are also described in note 10.

Severance indemnities.- Under Mexican GAAP, as described in Note 20, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP are established in SFAS No. 112, "Employers' Accounting for Postemployment Benefits", which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable. The tables above reflect the differing requirements under U.S. GAAP, which applies the SFAS No. 112 standard for 2004, 2003 and 2002.

For purposes of determining the cost of our pension plans, seniority premiums and severance indemnities under U.S. GAAP, the Company applies SFAS Nos. 87 and 112. The Company uses a December 31 measurement date for its pension plans, seniority premiums and severance indemnities. The additional pension disclosures required by SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits", which are applicable to the Company, are presented below:

	As Presented		As Restated
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. 1,924	Ps. 2,379	2,087	2,541
Service cost	55	51	74	69
Interest cost	132	146	141	155
Actuarial losses	477	275	500	291
Benefits paid	(209)	(228)	(260)	(271)
Benefit obligation at end of year	2,379	2,623	2,541	2,785
Changes in plan assets:
Fair value of plan assets at beginning of year	465	521	465	521
Contribution of cash and securities	250	180	250	180
Return on plan assets	29	39	29	39
Benefits paid	(162)	(186)	(162)	(186)
Fair value of plan assets at end of year(1)	582	554	582	554
Funded status:	1,797	2,069	1,635	1,907
Unrecognized actuarial loss	(856)	(1,139)	(856)	(1,139)
Unrecognized transition obligation	(381)	(293)	(381)	(293)
Unrecognized prior service costs	(213)	(249)	(213)	(249)
Net amount recognized	Ps. 347	Ps. 388	185	226
Amounts recognized in the consolidated balance sheet consists of:	Ps. 1,396	Ps. 1,500	1,558	1,662
Accrued benefit liability	(498)	(437)	(660)	(599)
Intangible asset	(551)	(675)	(551)	(675)
Accumulated other comprehensive income	Ps. 347	Ps. 388	347	388

(1) Includes approximately Ps.455 and as of December 31, 2003 and 2004 of Vitro common shares (39,150,000 shares at market value).

Net periodic pension, seniority premiums and severance indemnity costs for 2002, 2003 and 2004 are summarized below:

	Year ended December 31,
	As Presented			As Restated
	2002	2003	2004	2002	2003	2004
Service costs	Ps. 55	Ps. 55	Ps. 51	74	74	69
Interest cost	84	132	146	93	141	155
Return on plan assets	(29)	(29)	(39)	(29)	(29)	(39)
Net amortization and deferral	124	154	164	124	154	164
Net periodic cost	Ps. 234	Ps. 312	Ps. 322	262	339	349

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2003 and 2004, the pension plan assets are invested in the following financial instruments:

	As Presented
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

Contributions to the pension plans amounted to Ps. 165 and Ps. 180 as of December 31, 2003 and 2004, respectively. The Company estimates that the contributions to the pension plan funds during 2005 will be approximately Ps. 176.

Expected benefit payments for our pension plans, seniority premium and severance indemnities are as follows:

	As Presented		As Restated
Year ended December 31,	Pension	Seniority Premium	Severance Indemnities
2005	Ps. 217	Ps. 11	Ps. 38
2006	216	11	34
2007	224	11	30
2008	216	11	27
2009	218	12	24
2010 - 2014	1,095	53	88

Expected benefit payments are based on the same assumptions used to measure the benefit obligations.

2. Exit or disposal activities.- The disclosures required by SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" related to the Company's exit or disposal activities are as follows:

(a) Vitro America Restructuring - In 2004, Vitro America implemented a three-year operational restructuring designed to streamline the organization and instill a more customer and results oriented culture in its workforce. Teams of internal and external consultants and vendors are evaluating and re-organizing the Vitro America's installation, manufacturing and corporate processes. These teams have identified and initiated a number of projects with a view to position Vitro America as the leader among the distributors, manufacturers and installers of flat glass in the United States. The Company incurred expenses during 2004 of approximately Ps. 33, which are recorded as "Other Expenses" under Mexican GAAP and within selling, general and administrative expenses for U.S. GAAP purposes. These expenses related to professional and consulting fees that were expensed as incurred. Additionally, the Company incurred approximately Ps. 18, which for both Mexican and U.S. GAAP purposes was recorded in selling, general and administrative expenses for severance costs related to one-time termination benefits given to former officers and members of management. The Company does not expect to incur additional severance or termination costs in future years related to this restructuring and has estimated that approximately Ps. 15 to Ps 30 of additional professional and consulting fees will be incurred in future years. As such as of December 31, 2004 no liability has been recorded as the professional and consulting fees will continue to be expensed as such services are provided. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit.

(b) Tin Oxide Project - During 2004, the Company's management decided to stop the manufacture of mirrors with tin oxide. This exit activity was initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. This decision led to the sale of certain fixed assets and inventory on hand. These sales were recorded as other expenses under Mexican GAAP and within operating income under U.S. GAAP. The costs incurred as a result of this exit activity were Ps. 26. Our terminated Tin Oxide Project had been conducted by Vitro Flotado Cubiertas, a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit.

3. Impairment of Long Lived Assets.- For U.S. GAAP purposes, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. Impairment is recorded when the carrying amount of the asset exceeds its fair value. Impairment charges and asset write-downs are presented in selling, general and administrative expenses in operating income in our U.S. GAAP consolidated financial statements.

For Mexican GAAP purposes, in accordance with Bulletin C-15, the Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amount of the asset exceeds the greater of the amounts mentioned above.For Mexican GAAP purposes, we recorded an impairment charge of Ps. 11 as the carrying amount of the long-lived asset exceeded the present value of future net cash flows. For U.S. GAAP purposes no impairment charge was recorded as the asset was considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the asset were greater than the carrying value of the asset. Impairment charges and asset write-downs are presented in other expenses in our Mexican GAAP consolidated financial statements.

4. Gain or loss on sale of assets.- The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in our U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under Mexican GAAP are included in other expenses in our consolidated Mexican GAAP financial statements.

5. Equity method investments.- The Company's subsidiaries Vitro American National Can, S.A. de C.V. ("Vancan") (sold in 2004 as described in note 18e) and Vitro AFG, S.A. de C.V. ("AFG"), which are part of the Flat Glass and Glass Containers segments, respectively, are joint ventures in which the Company has a 50% interest and shares joint control of each subsidiary with its partners, Rexam and AFG Industries, Inc., respectively. Under Mexican GAAP, the subsidiaries are consolidated using the proportionate consolidation method. Under U.S. GAAP, the Company's investment in and its interest in the net income of Vancan and AFG would be recorded based on the equity method. In addition, as mentioned in Note 22 k) we account for Comegua under the equity method for U.S. GAAP purposes.

Summary information of the Company's equity method investments is as follows:

	As Presented				As Restated
	As of the year ended December 31,				As of the year ended December 31,
	2003	2004	2003	2004	2003	2004
	Vancan		AFG		Comegua
Current assets	Ps. 179	Ps.	Ps. 55	Ps. 66	Ps. 599	Ps. 661
Total assets	414		522	508	2,183	2,215
Current liabilities	113		289	280	338	347
Total liabilities	160		312	298	790	703
Stockholders' equity	254		210	210	1,394	1,512
Net sales	424	312	26	217	1,075	1,129
Net income	22	14	(23)	7	56	47
Cash flow information-net cash provided by:
Operating activities	110	(4)	50	75	122	208
Financing activities	(53)	(53)	262	(67)	(66)	(2)
Investing activities	(7)	15	(306)	(13)	(199)	(146)

Under U.S. GAAP, as of December 31, 2003 and 2004 the Company's investment in Vancan and AFG was Ps.254 and Ps.0, and Ps.210 and Ps.210, respectively.

6. Weighted-average interest rates.- The weighted-average interest rates on short-term borrowings outstanding as of December 31, 2002, 2003 and 2004 were approximately 4.3%, 4.3% and 5.37%, respectively.

7. Fair value of financial instruments.- SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company's significant financial instruments were as follows:

	December 31, 2003		December 31, 2004
	Carrying Amount (Mexican GAAP)	Fair Value	Carrying Amount (Mexican GAAP)	Fair Value
Liabilities:
Short-term borrowings	2,374	2,374	2,172	2,172
Long-term debt(1)	14,275	14,157	14,626	14,644
Derivative instruments:
Interest rate swaps	0	281	0	0
Foreign currency forward contracts	0	(112)	0	0
Natural gas contracts	0	0	0	162

__________

(1) Includes current portion of long-term debt.

The fair value of short-term borrowings approximate their carrying value due to their short maturities. The fair value of the U.S. (dollar denominated) publicly traded long-term debt was Ps.4,689 and Ps.6,228 as of December 31, 2003 and 2004, respectively, and its related book value was Ps.4,808 and Ps.6,210, respectively. The fair value of the remaining long-term debt closely approximates its book value of Ps.9,478 and Ps.8,416 as of December 31, 2003 and 2004, respectively. The fair value of long-term investments and long-term debt was determined using available quoted market prices or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

8. Classification of workers' profit sharing. - In a U.S. GAAP statement of operations, workers' profit sharing expense would be classified as an operating expense.

9. Earnings per common share in accordance with U.S. GAAP.- Earnings per share in accordance with U.S. GAAP are based on the provisions of SFAS No. 128, "Earnings Per Share", and are calculated using the weighted-average number of common shares outstanding during each period. The stock options granted under the Company's Plan (see note 13 b) were not dilutive during 2002, 2003 and 2004, as the average market price per share of the Company's common stock during the period was less than the exercise price per share of the options and due to the net losses recorded in 2003 and 2004. The Company has no other potentially dilutive securities. Basic earnings per share are based upon, 275,437,527, 275,152,973 and 271,840,010 weighted-average shares outstanding for 2002, 2003 and 2004, respectively.

Loss per common share computed in accordance with U.S. GAAP is presented below:

	As Presented			As Restated
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2002	2003	2004
Loss per share - Basic and diluted earnings (loss) before discontinued operations	Ps. (2.46)	Ps. (2.73)	Ps. (0.94)	Ps. (3.05)	Ps. (3.24)	Ps. (2.47)
Discontinued operations	0.37			0.94	0.52	1.66
Loss per common share	Ps. (2.09)	Ps. (2.73)	Ps. (0.94)	Ps. (2.10)	Ps. (2.73)	Ps. (0.81)

10. Comprehensive income. - Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components. Vitro's items of other comprehensive income are loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, currency translation and the minimum pension liability adjustment.

See note 22n), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130. There were no reclassification adjustments for any of the periods presented.

11. Employee stock option plan. - The Plan (see note 13 b) was adopted in 1998. The Company applies SFAS No. 123 in accounting for its Plan under both Mexican GAAP and U.S. GAAP. The disclosures required under U.S. GAAP are included in note 13 b).

12. Restrictions that limit the payment of dividends by the registrant. - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company's indebtedness, the Company relies on income from advances, fees, interest and dividends from its' subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company's subsidiaries' ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries' shareholders (including the Company's joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders' meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2003 and 2004, the amount of restricted retained earnings of the Company's consolidated subsidiaries amounted to Ps.3,587 and Ps.2,607 respectively.

13. Concentration of credit risk. - The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 10% of consolidated net sales in 2004 and 2003, the Company's has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company's three largest customers accounted for approximately 10% of its consolidated net sales in 2004 and 2003. The Company conducts periodic evaluations of its customers' financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

14. New accounting pronouncements. - In December 2004 the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R). This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. The Company currently applies the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and recognizes the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As the requirements of SFAS No. 123 as applied by the Company are similar to those of SFAS No. 123(R), the Company's management does not anticipate that the adoption of this Statement will have a significant effect on its consolidated financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151. This Statement amends the guidance in Accounting Research Bulletin, or ARB, No. 43. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company's management does not anticipate that the adoption of this Statement will have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, considering that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 The Company's management does not anticipate that the adoption of this Statement will have a material effect on its consolidated financial position or results of operations.

15. Reclassifications. - Certain amounts in the consolidated financial statements as of and for the years ended December 31,  2002 and 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

n) Comparative consolidated financial statements - U.S. GAAP

CONSOLIDATED BALANCE SHEETS

U.S. GAAP BASIS

(Millions of constant Mexican pesos as of December 31, 2004)

	As Presented		As Restated
	December 31,		December 31,
	2003	2004	2003	2004
Assets

Cash and cash equivalents	Ps. 1,422	Ps. 2,825	1,303	2,667
Trade receivables, net of allowance for doubtful accounts	2,223	2,207	1,952	2,013
Other receivables	1,454	1,418	1,300	1,322
Inventories	4,094	4,132	3,758	3,919
Current assets from discontinued operations			250	-
Current assets	9,193	10,582	8,563	9,921
Long-term investments	832	396	809	372
Investment in associated companies	465	210	1,194	961
Land and buildings	9,323	9,023	8,512	8,434
Machinery and equipment	10,034	8,561	8,625	7,665
Construction in progress	1,039	998	863	946
Goodwill	920	844	920	844
Intangible pension asset	542	442	539	442
Other assets	562	659	550	659
Other assets from discontinued operations			730	-
Total assets	Ps. 32,910	Ps. 31,715	31,305	30,244

Liabilities

Short-term borrowings	Ps. 2,242	Ps. 2,172	2,059	2,111
Current portion of long-term debt	2,346	1,097	2,281	1,072
Trade payables	2,202	2,132	1,997	2,040
Accrued expenses	776	855	651	735
Deferred taxes	653	642	653	642
Current liabilities from discontinued operations			366	-
Other current liabilities	1,514	1,529	1,370	1,480
Current liabilities	9,733	8,427	9,377	8,080
Long-term debt	11,888	13,529	11,717	13,356
Seniority premiums, pensions and other long-term liabilities	1,774	1,664	1,476	1,609
Long-term liabilities from discontinued operations			141	-
Deferred taxes	498	28	639	169
Long-term liabilities	14,160	15,221	13,973	15,134
Total liabilities	23,893	23,648	23,350	23,214
Minority interest in consolidated subsidiaries	3,197	3,010	2,407	2,213

Stockholders' Equity

Majority interest:
Capital stock: no par value 324,000,000 shares issued	Ps. 324	Ps. 324	324	324
Restatement of capital stock	6,460	6,460	6,460	6,460
Capital stock restated	6,784	6,784	6,784	6,784
Treasury stock (52,946,110 in 2003 and 51,044,097 in 2004)	(608)	(594)	(608)	(594)
Paid-in capital	1,017	1,017	1,017	1,017
Shortfall in restatement of capital	(17,783)	(18,450)	(17,805)	(18,476)
Minimum pension liability adjustment	(347)	(419)	(347)	(419)
Retained earnings reserved for reacquisition of shares of Vitro	2,514	2,000	2,514	2,000
Retained earnings	14,994	14,975	14,745	14,727
Net (loss) for the year	(751)	(256)	(752)	(221)
Total stockholders' equity	5,820	5,057	5,548	4,818
Total liabilities, minority interest in consolidated subsidiaries and stockholders' equity	Ps. 32,910	Ps. 31,715	31,305	30,245

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. GAAP BASIS

(Millions of constant Mexican pesos as of December 31, 2004)

	As Presented			As Restated
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2002	2003	2004

Net sales	Ps. 25,798	Ps. 25,812	Ps .25,752	23,398	23,577	24,285
Cost of sales	18,478	18,801	19,022	16,809	17,288	17,965

Gross profit	7,320	7,011	6,730	6,589	6,289	6,320
Selling, general, administrative expenses	5,889	5,498	5,914	5,455	5,083	5,559

Operating income	1,431	1,513	816	1,134	1,206	761

Interest expense	1,971	2,054	2,161	1,945	2,035	2,145
Interest income	147	198	128	155	207	121
Exchange loss, net	1,676	802	78	1,623	777	78
Gain from monetary position	847	593	719	824	586	715
Total financing cost	2,653	2,065	1,392	2,589	2,019	1,387

Loss after financing cost	(1,222)	(552)	(576)	(1,455)	(813)	(626)
Other income (loss), net	96	69	438	16	30	31

Loss before income taxes, minority interest and share in earnings	(1,126)	(483)	(138)	(1,439)	(783)	(595)
Income tax expense	402	(64)	134	492	42	146
Minority interest	34	(204)	(273)	67	(181)	(267)
Share in earnings of unconsolidated associated companies	11		21	42	29	45

Loss from continuing operations	(679)	(751)	(256)	(838)	(893)	(671)
Discontinued operations	103			260	141	450
Net loss	Ps. (576)	Ps. (751)	Ps. (256)	(578)	(752)	(221)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. GAAP BASIS

(Millions of constant Mexican pesos as of December 31, 2004)

	As Presented								As Restated
	Capital Stock	Treasury Stock	Paid-In Capital	Shortfall in Restatement of Capital	Other	Retained Earnings	Comprehensive Loss	Stock- holders' Equity	Stock- holders' Equity

Balance at January 1, 2002	Ps. 6,784	Ps. (597)	Ps. 1,028	Ps. (18,831)	Ps. (105)	Ps. 18,827		Ps. 7,106	6,841
Comprehensive income (loss):
Net loss						(576)	Ps. (576)	(576)	(578)
Bulletin B-15 adjustments				248		(503)		(255)	(258)
Other comprehensive income (loss):									0
Minimum pension liability adjustment					(182)		(182)	(182)	(182)
Gain from holding nonmonetary assets				(62)			(62)	(62)	(62)
Cumulative Translation Adjustment				96			96	96	96
Deferred income taxes				673	119		792	792	792
Effect of applying the Fifth Amendment				(309)			(309)	(309)	(309)
Deferred workers' profit sharing				(9)			(9)	(9)	(9)
Fair value of financial instruments					(158)		(158)	(158)	(158)
Other comprehensive income							168		0
Comprehensive loss							Ps. (408)		0
Dividends (Ps. 0.27 pesos per share)						(85)		(85)	(85)
Additional paid-in capital			(28)					(28)	(28)
Acquisition of treasury stock		35						35	35

Balance at December 31, 2002	Ps. 6,784	Ps. (562)	Ps. 1,000	Ps. (18,194)	Ps. (326)	Ps. 17,663		Ps. 6,365	6,095
Comprehensive income (loss):
Net loss						(751)	Ps. (751)	(751)	(752)
Bulletin B-15 adjustments				(137)		(38)		(175)	(176)
Other comprehensive income (loss):									0
Minimum pension liability adjustment					(32)		(32)	(32)	(32)
Gain from holding nonmonetary assets				(19)			(19)	(19)	(19)
Cumulative Translation Adjustment				139			139	139	139
Deferred income taxes				600	11		611	611	611
Effect of applying the Fifth Amendment				(173)			(173)	(173)	(173)
Deferred workers' profit sharing				1			1	1	1
Other comprehensive income							527		0
Comprehensive loss							Ps. (224)		0
Dividends (Ps.0.39 pesos per share)						(117)		(117)	(117)
Additional paid-in capital			17					17	17
Acquisition of treasury stock		(46)						(46)	(46)

Balance at December 31, 2003	Ps. 6,784	Ps. (608)	Ps. 1,017	Ps. (17,783)	Ps. (347)	Ps. 16,757		Ps. 5,820	5,548
Comprehensive income (loss):
Net loss						(256)	Ps. (256)	(256)	(221)
Bulletin B-15 adjustments				(256)		310		54	52
Other comprehensive income (loss):
Minimum pension liability adjustment					(108)		(108)	(108)	(108)
Gain from holding nonmonetary assets				(398)			(398)	(398)	(398)
Cumulative Translation Adjustment				88			88	88	88
Deferred income taxes				(30)	36		6	6	6
Effect of applying the Fifth Amendment				(72)			(72)	(72)	(72)
Deferred workers profit sharing				1			1	1	1
Other comprehensive income							(483)		0
Comprehensive loss							(739)		0
Dividends (Ps.0.31 pesos per share)						(92)		(92)	(92)
Additional paid-in capital		14						14	14
Acquisition of treasury stock								0	0

	Ps. 6,784	Ps. (594)	Ps. 1,017	Ps. (18,450)	Ps. (419)	Ps. 16,719		Ps. 5,057	4,818

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. GAAP BASIS*

(Millions of nominal pesos)

	As Presented			As Restated
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2002	2003	2004
Operating Activities:
Loss from continuing operations in constant pesos	Ps. (679)	Ps. (751)	Ps. (256)	(838)	(893)	(671)
Effect of constant pesos	16	28	18	61	36	(3)
Loss from continuing operations in nominal pesos	(663)	(723)	(238)	(777)	(857)	(674)
Add (deduct) non cash items:
Minority interest	(31)	194	273	(67)	181	267
Depreciation and amortization	1,965	2,036	2,255	1,801	1,886	2,154
Provision for seniority premiums, pension and other long-term liabilities	182	246	265	207	286	298
Amortization of debt issue cost	50	63	121	50	62	121
Share in net income of unconsolidated associated companies	(10)		(21)	(33)	(25)	(45)
Fair value of derivative financial instruments	176	(23)	(9)	176	(23)	(9)
Gain from sale of subsidiaries and associated companies	(64)	(36)	(475)	0	0	(82)
Write-off and loss from sale of fixed assets	395	115	327	395	120	316
Deferred income tax and workers' profit sharing	(761)	(148)	(280)	(768)	(187)	(262)
Gain from monetary position	(757)	(554)	(731)	(741)	(548)	(727)
Exchange loss	1,495	743	68	1,448	721	69
Increase (decrease) in trade payables	(131)	(189)	127	(36)	(216)	80
Increase in trade receivables	(322)	(79)	(224)	(356)	(121)	(185)
(Increase) decrease in inventories	(503)	20	(275)	(510)	83	(310)
Change in other current assets and liabilities, net	335	(246)	68	460	(149)	131
Pension funding payments	(167)	(157)	(182)	(197)	(202)	(225)
Net loss from discontinued operations	(116)			(33)	106	2
Proceeds from disposal of discontinued operations	1,390			1,501	188	553
Operating assets and liabilities from discontinued operations	164			6	19	(30)
Cash provided by operating activities	2,627	1,262	1,069	2,526	1,324	1,442

Investing Activities:
Sales of land and buildings and machinery and equipment	138	43	18	138	42	18
Investment in land and buildings and machinery and equipment	(985)	(1,442)	(1,434)	(862)	(1,221)	(1,317)
Investment in subsidiaries and associated companies	(9)			(9)	0	0
Sale of subsidiaries and associated companies	111	188	904	(0)	(0)	351
Restricted cash on long-term loans	(49)	(232)	181	(49)	(232)	181
Effect from discontinued operations	(6)			(51)	(23)	(8)
Other	(204)	(175)	(291)	(139)	(172)	(253)
Cash used in investing activities	(1,004)	(1,618)	(622)	(972)	(1,606)	(1,028)

Financing Activities:
Short-term borrowings	4,640	2,175	3,328	4,260	1,970	3,127
Issuance of long-term debt	2,793	5,318	5,891	2,759	5,240	5,831
Capital stock contributed by minority interest	7			7	0	0
Payment of short-term borrowings	(5,801)	(4,994)	(4,188)	(5,564)	(4,565)	(4,061)
Payment of long-term debt	(1,779)	(2,859)	(3,728)	(1,750)	(2,853)	(3,709)
Acquisition of treasury stock		(61)			(61)	0
Sale of treasury stock	24	17	14	24	17	14
Dividends paid to stockholders of Vitro	(75)	(108)	(89)	(75)	(108)	(89)
Dividends paid to minority interests	(257)	(123)	(148)	(196)	(107)	(124)
Effect from discontinued operations	(42)			67	(113)	73
Cash (used) provided in financing activities	(490)	(635)	1,080	(467)	(579)	1,062
Net increase (decrease) in cash and cash equivalents	1,133	(991)	1,527	1,086	(861)	1,476
Monetary and exchange rate effect on cash and cash equivalents	118	119	(54)	122	120	(49)
Balance at beginning of year	973	2,224	1,352	773	1,981	1,240
Balance at end of year	Ps. 2,224	Ps. 1,352	Ps. 2,825	1,981	1,240	2,667

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps. 1,536	Ps. 1,847	Ps. 1,896	Ps. 1,514	Ps. 1,810	Ps. 1,874
Income taxes	148	61	112	124	17	101

*This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the American Institute of Certified Public Accountants.

Schedule I - Condensed Financial Information of Registrant

Vitro, S.A. de C.V.

Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2004)

	December 31,
Assets	2003	2004
Cash and cash equivalents	Ps. 770	Ps. 1,662
Receivables from services to subsidiaries	98	84
Due from subsidiaries	1,029	2,843
Other receivables	36	47
Current assets	1,933	4,636
Investments in subsidiaries and associated companies	12,610	8,807
Land and buildings	366	361
Other assets	278	217
Other accounts receivable from subsidiaries	856	219
Deferred taxes	192	77
Long-term assets	14,302	9,681
Total assets	Ps. 16,235	Ps. 14,317

Liabilities
Short-term borrowings	Ps. 320	Ps. 1,096
Current maturities of long-term debt	521	29
Due to subsidiaries	258	34
Income tax payable	2,334	2,240
Other current liabilities	330	272
Current liabilities	3,763	3,671
Long-term debt	6,196	5,154
Due to subsidiaries long-term	253	143
Long-term liabilities	6,449	5,297
Total liabilities	10,212	8,968

Stockholders' equity
Capital stock	324	324
Restatement of capital stock	6,460	6,460
Total restated capital stock	6,784	6,784
Treasury stock	(608)	(594)
Additional paid-in capital	1,017	1,017
Shortfall in restatement of capital	(18,158)	(18,416)
Cumulative initial effect of deferred taxes	(1,624)	(1,624)
Minimum pension liability adjustment	(348)	(419)
Retained earnings reserve for reacquisition of Vitro shares	2,514	2,000
Retained earnings	16,446	16,601
Total stockholders' equity	6,023	5,349
Total liabilities and stockholders' equity	Ps. 16,235	Ps. 14,317

Vitro, S.A. de C.V.

Statements of Operations

(Millions of constant Mexican pesos as of December 31, 2004, except per share amounts which are in pesos)

	Year ended December 31,
	2002	2003	2004
Equity in earnings (loss) of subsidiaries and associated companies	Ps. (219)	Ps. (311)	Ps. 466
Other income			85
Administrative expenses	53	95	74
Operating (loss) income	(272)	(406)	477
Total financing cost:
Interest expense	(535)	(958)	(1,124)
Interest income	45	104	167
Exchange (loss) gain, net	(253)	181	(204)
Gain from monetary position	351	283	372
	392	390	789
Loss after financing cost	(664)	(796)	(312)
Other income, net	49	37	5
Loss before income tax and asset tax	(615)	(759)	(307)
Income tax and asset tax	(232)	(163)	(40)
Loss from continuing operations	(383)	(596)	(267)
Loss from discontinued operations	(128)
Gain on disposal of discontinued operations	506
Net loss	Ps. (5)	Ps. (596)	Ps. (267)
Earnings per common share (based on weighted average shares outstanding of 275,437,527 for 2002, 275,152,973 for 2003 and 271,840,010 for 2004):
Loss from continuing operations	Ps. (1.38)	Ps. (2.17)	Ps. (0.98)
Loss from discontinued operations	(0.47)
Gain on disposal of discontinued operations	1.84
Net loss	Ps. (0.01)	Ps. (2.17)	Ps. (0.98)

Vitro, S.A. de C.V.

Statements of Changes in Financial Position

(Millions of constant Mexican pesos as of December 31, 2004)

	Year ended December 31,
	2002	2003	2004
Operating activities:
Loss from continuing operations	Ps. (383)	Ps. (596)	Ps. (267)
Add (deduct) non-cash items:
Depreciation and amortization	26	24	20
Amortization of debt issue costs	36	40	47
Equity in earnings (loss) of subsidiaries and
associated companies (net of dividends received)(1)	406	(148)	147
Deferred income tax	(177)	(164)	115
Gain from sale of subsidiaries and associated companies	(72)	(37)	(488)
	(164)	(881)	(426)
Other current assets and liabilities, net	(761)	41	(44)
Resources generated by (used in) continuing operations	(925)	(840)	(470)
Loss from discontinued operations	(128)
Gain on disposal of discontinued operations	1,550
Resources generated by (used in) operating activities	497	(840)	(470)
Financing activities:
Proceeds received from short-term bank loans	2,284	1,335	2,313
Proceeds received from long-term bank loans	2,545	4,562	(216)
Notes payable to subsidiaries	(1,957)	160	(1,605)
Monetary effect on liabilities with financing cost	(69)	(268)	(321)
Payment of short-term loans	(1,783)	(2,659)	(2,162)
Payment of long-term loans	(418)	(1,515)	(372)
Acquisition of common stock		(64)
Issuance of common stock	26	16	14
Dividends paid	(85)	(117)	(92)
Resources generated by (used in) financing activities	543	1,450	(2,441)
Investing activities:
Investment in land and buildings, and machinery and equipment		18
Investment in subsidiaries and associated companies	68	(971)	3,803
Other investing activities	(140)
Resources generated by (used in) investing activities	(72)	(953)	3,803
Cash and cash equivalents
Net increase (decrease)	968	(343)	892
Balance at beginning of year	145	1,113	770
Balance at end of year	Ps. 1,113	Ps. 770	Ps. 1,662

(1) The following table sets forth for the periods presented the amount of dividends received by the Company:

	Year ended December 31,
	2002	2003	2004
Dividends Received	598	458	435

NOTE: The detailed footnote disclosure which would normally be included with complete financial statements have been omitted since such information has been separately disclosed in the Company's consolidated financial statements.

Schedule II -Valuation and Qualifying Accounts

Schedule of Valuation and Qualifying Accounts
For the years Ended December 31, 2004, 2003 and 2002
Millions of constant Mexican pesos as of December 31, 2004

	Balance at beginning of year	Additions	Deductions	Changes for effects of inflation	Balance at the end of the year
Year ended December 31, 2004
Allowance for doubtful accounts	77	30	13	(5)	89
Deferred tax valuation allowance	103	53	98	(5)	53
	180	83	111	(10)	142

Year ended December 31, 2003
Allowance for doubtful accounts	68	16	5	(2)	77
Deferred tax valuation allowance	85	20	-	(2)	103
	153	36	5	(4)	180

Year ended December 31, 2002
Allowance for doubtful accounts	45	27	2	(2)	68
Deferred tax valuation allowance	449	-	310	(54)	85
	493	27	312	(56)	152