Form 20-F/A
VITRO SA DE CV
filed 2006-05-10
CIK 880582

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

Item 19.   Exhibits

Exhibit No.	Description	Page
12.1	Certification of the Chief Executive Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Certification of the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.3	Certification of the Chief Administrative Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

___________________
*	Filed herewith.

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