Form 20-F
VITRO SA DE CV
filed 2006-06-14
CIK 880582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 1-10905

Vitro, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Vitro, S.A. de C.V. (Translation of Registrant's name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre,
San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Shares of Series "A" common stock, no par value	New York Stock Exchange*
Ordinary Participation Certificate, each representing one share of Series "A" common stock	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing three Ordinary Participation Certificates	New York Stock Exchange

____________________

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11⅜% Guaranteed Senior Notes due 2007

The number of outstanding shares of each of the Registrant's classes of capital stock as of December 31, 2005:
295,727,910 shares of Series "A" common stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes   [ ]          No   [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes   [ ]          No   [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   [ X ]          No   [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17    [ ]          Item 18 [ X ]

TABLE OF CONTENTS

Presentation of Certain Information
Forward-Looking Statements
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Risk Factors
Exchange Rates
Selected Consolidated Financial Information
Item 4. Information on the Company
Organizational Structure
Business
Item 5. Operating and Financial Review and Prospects
Operating Results
Liquidity and Capital Resources
Off-Balance Sheet Arrangements
Tabular Disclosure of Contractual Obligations
Accounting Considerations
Research and Development
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Board Practices
Share Ownership
Employees
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Listing Details
Markets
Item 10. Additional Information
Mexican Corporate Law and By-Laws
Material Contracts
Exchange Controls
Material Tax Consequences
Where You Can Find More Information
Differences in Corporate Governance Practices
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemption from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

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

References in this annual report to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America, which we refer to as the "United States".

Our consolidated financial statements are expressed in Mexican pesos and are prepared in accordance with accounting principles generally accepted in Mexico, which we refer to as "Mexican GAAP," which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as "U.S. GAAP." Note 24 to our consolidated financial statements for the year ended December 31, 2005 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries, Crisa Libbey S.A. de C.V. and Crisa Industrial, LLC, (together "Vitrocrisa") to the 49% owner Libbey, Inc. ("Libbey"). Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997. The consummation of this divestiture remains subject to fulfillment of certain customary conditions, including the obtaining of certain consents. We plan to consummate this transaction by mid-June 2006. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company.  Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation.  In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations". Under U.S. GAAP, Vitrocrisa is not presented as a discontinued operation as the divestiture hadn't been approved by our shareholders as of December 31, 2005. Such divestiture was approved at the annual shareholders' meeting held on April 27, 2006. Event though we plan to consummate this transaction in mid-June 2006, in the remote case that this transaction is not completed, Vitrocrisa's information, as described in note 4 to our consolidated financial statements, would be presented as continued operations.

All the peso amounts contained in this annual report are restated in constant pesos as of December 31, 2005, except where otherwise indicated.

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de Mexico, Mexico's central bank, in the Diario Oficial de la Federacion, Mexico's Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the "Free Exchange Rate." As of December 31, 2005, March 31, and April 30, 2006, the Free Exchange Rate was 10.6344 pesos per U.S. dollar, 10.8935 pesos per U.S. dollar and 11.0903 pesos per U.S. dollar, respectively. As of December 31, 2005, March 31, and April 30, 2006, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the "Noon Buying Rate," was 10.63 pesos per U.S. dollar, 10.90 pesos per U.S. dollar and 11.09 pesos per U.S. dollar, respectively.

For purposes of this annual report, we consider our "export sales" to be sales of products produced by our Mexican subsidiaries (i) to third parties outside Mexico and (ii) to our foreign subsidiaries that do not act as our distributors and (iii) sales of products by our foreign distributor subsidiaries.  We recognize sales at the time of sale to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors (principally Vitro VVP America Inc, which we refer to as "Vitro America"), and at the time of sale of the product by our foreign subsidiaries that act as our distributors (principally Vitro Packaging Inc.) to third parties outside Mexico.

Under Mexican corporate law, shares of our Series "A" common stock, which we refer to as "Shares," held by our Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our Shares are entitled to vote. However, for accounting purposes, our Shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of changes in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders' equity, we considered those of our Shares held by our Stock Option Trust as treasury stock. In addition, 39,150,000 Shares are held by our pension plans in trust. Those Shares are treated as outstanding for all purposes.

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

References in this annual report to "CNBV" are to the Comision Nacional Bancaria y de Valores of Mexico, Mexico's Banking and Securities Commission.

References in this annual report to "UDI" are to Unidades de Inversion, which is an inflation-indexed monetary unit.

Certain amounts included in this annual report may not sum due to rounding.

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by our use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "goals," "target," "strategy" and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled "Item 3. Key Information-Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and other sections of this annual report.

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

  liquidity, debt repayment and access to credit;

  foreign currency exchange fluctuations relative to the U.S. dollar against the Mexican peso;

  changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

  the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

  consumer preferences for forms of packaging that are alternatives to glass containers;

  capacity utilization of our facilities;

  fluctuations in the price of raw materials and labor costs;

  availability of raw materials;

  cost and availability of energy;

  transportation costs and availability;

  consolidation among competitors and customers;

  lifting of trade barriers and enforcement of measures against unfair trade practices;

  the enactment of stricter environmental laws;

  the ability to integrate operations of acquired businesses;

  the ability to hire and retain experienced management;

  the performance by customers of their obligations under purchase agreements; and

  the timing and occurrence of events which are beyond our control.

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

Factors Relating to Us

Our leverage imposes significant debt service requirements which may adversely affect our ability to access credit and to conduct our business operations.

We are highly leveraged. As of December 31, 2005, our total consolidated indebtedness was approximately Ps. 14,709 million ($1,383 million). As of such date, our consolidated off-balance sheet financings were approximately Ps. 1,388 million ($130 million). Our interest expense on debt for the year ended December 31, 2005 was approximately Ps. 1,842 million ($173 million), while our operating income was approximately Ps. 1,662 million ($156 million). Our interest expense on debt was also higher than our operating income in 2004. In addition, a significant portion of our indebtedness is short-term debt. See "―Liquidity - a significant portion of our indebtedness is short-term debt."

Our leverage adversely affects our ability to service debt, finance future operations, make acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business. Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, foreign currency exchange rate fluctuations and market volatility.

Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, the availability of financing in the Mexican and international banking and capital markets, our ability to sell assets and operating improvements. We cannot assure you that we will be able to refinance our indebtedness or that our operating income will be greater than our interest expense in the future.

Our level of debt could adversely affect our business in a number of ways, including but not limited to, the following:

  because we must dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, we have less cash available for other purposes;

  our ability to obtain additional debt financing may be limited and the terms on which such financing is obtained may be negatively affected; and/or we may be placed at a competitive disadvantage by our limited flexibility to react to changes in the industry and economic conditions and our financial resources may be dedicated to pay interest and principal on our debt instead of expanding or improving our business. As a result, we could lose market share and experience lower sales, which may have a material adverse effect on our financial condition, results of operations and liquidity.

Our efforts to reduce our debt include sales of non-core assets, increasing our operating margins and raising additional capital as needed. However, we cannot assure you that we will be able to incur additional indebtedness or implement our debt-reducing initiatives previously discussed on favorable terms to us or at all, which could impair our ability to make capital investments, to maintain our capital assets or to take advantage of significant business opportunities that may arise.

Liquidity - a significant portion of our indebtedness is short-term debt.

As of March 31, 2006, approximately Ps. 5,008 million ($460 million) of our indebtedness was short-term debt of which Ps. 1,533 million ($141 million) were short-term loans and Ps. 3,475 million ($319 million) were current maturities of long-term loans. Ps. 2,375 million ($218 million) mature in the subsequent nine months of 2006 and Ps. 4,477 million ($411 million) mature in 2007. Certain of our debt maturing in 2007 will require us to make increased interest payments commencing September 2006 and other payments, in cash or common stock, if we do not achieve certain levels of reduction of our indebtedness by such date. Our lenders are not obligated to refinance this debt as it matures during the course of the year. Our ability to refinance our short-term debt depends on our ability to achieve an appropriate combination of financing from third parties, access to capital markets, asset sales and operating improvements. We cannot assure you that we will be able to pay or refinance our short-term indebtedness. In such event, this failure would trigger acceleration and enforcement rights in respect of substantially all our indebtedness.

We have to pay interest and principal on our dollar denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations.

A substantial portion of our outstanding debt is denominated in dollars; as of December 31, 2005, it amounted to approximately 84%. This debt must be serviced by funds generated from sales by our subsidiaries. As of the date of this annual report, we do not generate sufficient revenues in dollars from our operations to service our entire dollar denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our dollar denominated debt. A devaluation of the peso against the dollar could adversely affect our ability to service our debt. Even though we intend to mitigate this risk with foreign currency hedges, we are exposed to such foreign currency exchange fluctuations and we cannot assure you that market hedges will be available at favorable conditions to us.

We may be unable to successfully complete our plan of reducing our level of debt at our holding company, restructuring our debt at our subsidiaries, and reducing our debt service requirements.

We plan to reduce the level of our debt at our holding company with cash generated from increased operating margins and a restructuring of the capitalization of our Flat Glass subsidiaries providing for the repayment of portion of approximately Ps. 2,613 million ($240 million) of indebtedness owed by these subsidiaries to the holding company (as of March 31, 2006). In addition, we may also reduce our debt at the holding company from proceeds from the sale of assets and the sale of equity interests. We cannot assure you we will be able to successfully complete this plan of reducing our indebtedness and restructuring the capitalization of our subsidiaries, which will cause us to continue to incur significantly high levels of debt service expense.

Downgrading of our credit ratings could adversely impact our ability to finance our business.

As of March 31, 2006 our corporate credit was rated B- by Standard & Poor's Ratings Services ("S&P") and B2 by Moody's Investors Services ("Moody's"). While none of our credit facilities contain events of default that are triggered by credit rating downgrades, a downgrade of our long-term debt by either S&P or Moody's may potentially raise creditworthiness concerns, reduce our ability to access funding sources or increase our costs of borrowing, and as a result, affect our ability to make payments or refinance our outstanding debt instruments, any of which could have a material adverse effect on our financial condition, results of operations and liquidity.

We face lower operating margins and decreased profitability due principally to increased competition in our construction business line in Mexico and increasing costs.

The reduction by the Mexican government over the past years of import duties and tariffs for glass and glass packaging products to historically low levels, the investment by our competitors and vertically integrated customers in glass manufacturing facilities in Mexico and increased imports of low-cost competitive products into several of our important markets (principally the United States and Mexico) have created severe competitive challenges for us. In recent years, global competitors such as Saint Gobain and Guardian have penetrated the Mexican market resulting in increased capacity and significant pricing pressures on our products. These pressures began in 2004 and increased substantially in 2005 and led to a significant decrease in sale prices, mainly in the construction sector of our Flat Glass business unit.

Some of the components of our cost of goods sold are subject to significant market price variations. For instance, market prices of natural gas, which is an input that represented approximately 7% of our consolidated cost of goods sold in 2005, have experienced significant price increases in recent years. NYMEX's natural gas prices have increased from an average price of $3.22 during 2002 to an average price of $8.61 during 2005, representing a cumulative increase of 167%. During 2005, hurricanes Katrina and Rita made landfall within the production area of the Gulf of Mexico, curtailing production by approximately 20.5% of the yearly production of gas in the Gulf of Mexico. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations and we cannot assure you that market hedges will be available at favorable conditions to us. In fact, as the price of natural gas has significantly increased in recent years, we have not been able to raise our products' prices to fully reflect those increases, which have adversely affected our results of operations and liquidity. Other potential sources of significant variations in our costs are electric power, packaging and freight costs.

These events have had an adverse effect on us by driving down our prices in the construction business line of our Flat Glass business unit, and in some cases sales volumes, increasing our cost of goods sold and thus, decreasing our operating margins and profitability. For instance, while in 2001 our gross margin and operating margin were 30% and 9%, respectively; by 2005 our gross margin and operating margin had decreased to 28% and 7%, respectively. As market conditions continue to deteriorate, we are faced with determined competitors that are financially better positioned than us to withstand the ongoing and challenging economic conditions. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity could be adversely affected.

Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years.

Certain of our flat glass products sold to original equipment manufacturers, which we refer to as "OEMs" in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers.  The automotive OEM business line represented approximately 8% of our consolidated net sales for the year ended December 31, 2005.

The North American automotive industry is currently facing difficult market conditions. North American automobile manufactures have experienced slower demand and increased pricing pressures on their products. The difficult market conditions in the automotive industry could continue to lead to additional pricing pressure on our products and loss of sales volume, either of which would have an adverse effect on us.

Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost.

Our total financing cost includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities, (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iv) since 2005, due to the implementation of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," gains or losses related to some of our hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short- and long-term debt and off-balance sheet financings minus the nominal amount of interest income generated by us with respect to our monetary assets.

Inflation affects our total financing cost. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation in recent years have resulted in lower monetary gains.

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004 and 2005. We recorded a net exchange loss in May 2004 as a result of the unwinding of certain currency exchange swaps.

In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. However we cannot assure you that these instruments will be available at favorable conditions to us to fully hedge our exposure. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk."

We did not comply with covenants in the debt instruments governing a substantial portion of our indebtedness and we may not comply with such covenants in the future

Under the terms of the debt instruments governing a substantial portion of our indebtedness, some of our subsidiaries are required to comply with various financial covenants. In addition, the debt instruments governing a substantial portion of our indebtedness also contain various restrictive covenants including limitations on our ability to pay dividends, make certain investments, sell or pledge assets and incur additional indebtedness. The restrictions on our debt instruments could:

  limit our flexibility to adjust to changes in our business and the industries in which we operate;

  limit our ability to access cash from our subsidiaries and, thus, repay our debt or satisfy other holding company obligations; and

  limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

The failure to comply with certain of the covenants contained in a debt instrument could result in the relevant lender or noteholders having the right to accelerate the maturity of such indebtedness or to take other enforcement action against us, as well as triggering acceleration and enforcement rights under our other debt agreements or instruments. Any such default, acceleration or other action would have a material adverse effect on us.

As a result of the deterioration in our results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with certain financial covenants contained in our debt instruments. During 2001, 2002, 2003 and 2005 some of our subsidiaries executed amendments and/or waivers with respect to certain of their financial covenants contained in their debt agreements and instruments and in one of their accounts receivable factoring programs. The failure to comply with such financial covenants did not represent an event of default on the credit facilities nor did it allow the lenders to accelerate the maturity of the debt under those credit facilities. We expect that we could need additional amendments and/or waivers in the future.  There can be no assurance that we will be able to obtain such future amendments and/or waivers or be successful in taking other actions to avoid potential defaults under such covenants. The failure to obtain such amendments and/or waivers would have an adverse effect on us.

Certain of our indentures restrict our ability to incur additional debt except for specific baskets and to refinance existing debt if we fail to comply with certain financial ratios. The failure to comply with those financial ratios does not constitute an event of default in our indentures. On the other hand, certain of our credit facilities restrict our ability to incur additional debt if we fail to comply with certain financial ratios and do not provide for any exceptions and/or baskets.

At no time has the Company failed to make required principal or interest payments.

We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us.

Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. Although no single customer accounted for more than 6% of our consolidated net sales in 2005, we have customers that are significant to our business units and us. Our three largest customers, who serve different markets, accounted for approximately 12% of our consolidated net sales in 2005. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us. Among our most significant customers are automotive OEMs and beer and soft-drink bottlers. One of our main customers has vertically integrated operations and therefore, a capacity increase in its glass production could adversely affect our results of operations.

At our holding company level, we depend on interest, fees, tax refunds and dividends.

Our holding company derives substantially all of its revenue from interest, fees and dividends paid to it by our subsidiaries, as well as consolidated tax refunds. For the year ended December 31, 2005, a majority of the revenue received by our holding company was derived from interest, management, administrative and other fees paid to it by our subsidiaries. Our holding company's remaining revenue was derived from tax refunds resulting from the tax consolidation of Vitro and our subsidiaries as allowed under Mexican tax law. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from interest, fees and dividends from our subsidiaries, as well as tax refunds and income from the disposition of one or more of our subsidiaries, interests therein or assets thereof.

Our subsidiaries' ability to pay such dividends or make such distributions will be subject to (i) the cash flows generated by their operations and borrowings, (ii) in certain circumstances, restrictions contained in their debt instruments and joint venture agreements, (iii) such subsidiaries' shareholders' (including our joint venture partners, when applicable) approval of the payment of such dividends at such subsidiaries' general ordinary shareholders' meetings, (iv) such subsidiaries having net income and the requisite amount of paid-in capital required under Mexican law and their estatutos sociales, which we refer to as "by-laws" and (iv) applicable laws. From 2001 through 2005, our principal subsidiaries were restricted from paying dividends to us by their credit facilities or indentures. See "-We did not comply with covenants in the debt instruments governing a substantial portion of our indebtedness and we may not comply with such covenants in the future." For additional information with respect to dividend payment limitations under our debt instruments and joint venture agreements, see "Item 5.  Operating and Financial Review and Prospects-Liquidity and Capital Resources."

Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations.

Demand for our flat glass and glass containers products is affected by general economic conditions in the markets in which we operate, principally Mexico, the United States and Europe. As a result, demand for our products and, consequently, our results of operations have been and may be negatively affected by the downturn in the economies in which we operate.

A downturn in the Mexican economy, from which we derived approximately 42% of our consolidated net sales for the year ended December 31, 2005, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived approximately 46% of our consolidated net sales in 2005, would have an adverse impact on the export and foreign subsidiary sales of our Flat Glass and Glass Containers business units. Furthermore, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries have adversely affected the Mexican economy.

Economic downturns in Mexico and the United States may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt.

Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us.

Changes in the relative value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase of our operating margins and a real appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos. This is so because the aggregate amount of our consolidated net sales denominated in or linked to U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or linked to U.S. dollars.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or linked to the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods and packaging products are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the Mexican Consumer Price Index, which we refer to as the "INPC," as of the date of the most recent balance sheet presented. As a result, when the peso depreciates in real terms against the U.S. dollar, as was the case in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly linked to the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are linked to the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have had to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. For the year ended December 31, 2005, the appreciation of the peso in real terms had an adverse effect on our operating margins and may continue to do so in the future.

We may be adversely affected by increases in interest rates.

Interest rate risk exists primarily with respect to our floating-rate peso and our dollar-denominated debt, which generally bear interest based on the Mexican equilibrium interbank interest rate, which we refer to as the "TIIE," or the London interbank offered rate, which we refer to as "LIBOR." As of December 31, 2005, our floating-rate peso- and dollar-denominated debt amounted to approximately Ps. 1,062 million and $495 million, respectively. If TIIE or LIBOR rates increase, our ability to service our debt will be adversely affected.

In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating-rate debt. However we cannot assure you that these instruments will be available at favorable conditions to us to fully hedge our exposure. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk."

Because certain of our subsidiaries conduct all or a portion of their business through joint ventures and partially depend on our partners for new technology, the loss of our joint venture agreements may adversely affect our business.

Sales attributable to our joint ventures represented approximately 56% of our consolidated net sales for the year ended December 31, 2005. In the future, certain of our partners may prefer to conduct business in Mexico directly (as opposed through our joint ventures) and to terminate their relationships with us. In particular, the easing of limitations on foreign investment in Mexico and the reduction of import duties and tariffs by the Mexican government have reduced barriers to entry to the Mexican market for non-Mexican companies. Our ability to manage the operations of our joint ventures, including their capital structures, may be limited by agreements and organizational instruments under which our joint ventures operate.

Although a number of our joint venture agreements contain non-competition provisions that restrict, subject to certain exceptions and limitations, our joint venture partners from engaging in the production and distribution of the joint venture's products in specific markets during the term of the agreement and for a limited period following the termination of such agreement, our joint venture agreements generally contain provisions for termination under certain circumstances. If a termination were to occur, we cannot assure you we could find an equivalent partner or achieve the affected joint venture's objective on our own. Such events could have an adverse effect on us.

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

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s. In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented approximately 48% of our consolidated net sales in 2005.

Factors Relating to Mexico and the Global Economy

Economic developments in Mexico and the United States affect our business.

2005 was a year of moderate global economic growth. The economies of Mexico and the United States-our two biggest markets-recorded actual GDP growth in 2005 of 3.0 percent and 3.5 percent, respectively, compared with growth of 4.4 percent and 4.2 percent, respectively, in 2004. Mexico's economic growth was mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, largely due to Mexico's lack of progress on structural reforms. Over the past few years, Mexico's rate of inflation has remained low, amounting to 3.3 percent in 2005.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2003, 2004 and 2005, approximately 43%, 44% and 42%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso.

While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government's continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico's economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico's economy and its industrial sector. These factors include the extent of the U.S. economic recovery and the participation of Mexico's industrial sector in that recovery; the Mexican government's approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas; and the political environment surrounding the presidential elections in July 2006.

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

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional ("PAN"), won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional ("PRI"). Neither the PRI nor the PAN secured a majority in either house of the Mexican Congress.

Presidential and Federal Congressional elections in Mexico are scheduled for July 2006. Even though analysts do not expect drastic macroeconomic impact; those elections could cause additional political and economic instability as has occurred in the past. Also, once the President and the representatives are elected, there could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business.

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

Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the "Mexican Stock Exchange," including us, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including among others the treatment of minority interests, workers' profit sharing, capitalization of interest and consolidation of subsidiaries. In addition, under Mexican GAAP, the effects of inflation must be reflected in accounting records and in published financial statements. Moreover, the effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican GAAP may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. Note 24 to our consolidated financial statements for the year ended December 31, 2005, provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

EXCHANGE RATES

The following table sets forth, for each year in the five year period ended December 31, 2005, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period-End

2001	Ps. 9.97	Ps. 9.00	Ps. 9.35	Ps. 9.16
2002	10.43	9.00	9.75	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63

____________

(1) Source: Federal Reserve Bank of New York

The following table sets forth, for each month in the five-month period ended on May 31, 2006 and the first 12 days of June 2006, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High	Low

December 2005	Ps.10.773	Ps.10.413

January 2006	10.643	10.437
February	10.529	10.432
March	10.948	10.462
April	11.160	10.856
May	11.305	10.841
June (through June 12, 2006)	11.442	11.282

____________

(1) Source: Federal Reserve Bank of New York

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled "Item 5. Operating and Financial Review and Prospects." as it relates to 2003, 2004, and 2005. The years ended December 31, 2001 and 2002 are derived from our audited financial statements not included in this annual report. Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 24 to our consolidated financial statements for the year ended December 31, 2005 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

We have completed a number of dispositions recently. See "Item 4. Information on the Company-Business-Divestitures."

Financial data expressed in pesos and set forth in the following table for each year in the five year period ended December 31, 2005 has been restated in millions of constant pesos as of December 31, 2005.

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	(Ps. millions)(1)					($ millions)(1)(2)
Income Statement Data:
Mexican GAAP:
Net sales	Ps. 25,181	Ps. 24,771	Ps. 24,112	Ps. 24,018	Ps. 24,150	$ 2,271
Cost of sales	17,531	17,432	17,218	17,392	17,449	1,641

Gross profit	7,650	7,339	6,894	6,626	6,701	630
Selling, general and administrative expenses	5,313	5,302	5,117	5,139	5,039	474

Operating income	2,337	2,037	1,777	1,487	1,662	156
Financing cost:
Interest expense, net	1,992	1,623	1,869	2,037	2,190	206
Exchange loss (gain), net	(606)	1,620	781	82	(387)	(36)
Gain from monetary position(3)	690	832	586	718	421	40
Total financing cost	696	2,411	2,064	1,401	1,382	130
Other expenses, net(4)	908	445	150	138	400	37
Income (loss) before taxes and workers' profit sharing	733	(819)	(437)	(52)	(120)	(11)
Income and asset tax expense (benefit)	285	(541)	35	(9)	(483)	(45)
Workers' profit sharing	63	53	41	119	47	4

Net income (loss) from continuing operations before changes in accounting principles	385	(331)	(513)	(162)	316	30
Net income (loss) from discontinued operations(5)(6)	346	(83)	59	90	3	0
Gain on disposal of discontinued operations(5)	-	523	-	-	-	-
Cumulative effect of changes in accounting principles(11)	-	-	-	-	(114)	(11)
Net income (loss)(5)(6)	731	109	(454)	(72)	205	19
Net income (loss) of majority interest(5) (6)	179	(45)	(648)	(295)	48	4
Net income (loss) from continuing operations per share	1.35	(1.20)	(1.86)	(0.60)	1.16	0.10
Net income (loss) from discontinued operations per share(5)(6)	1.21	1.60	0.21	0.33	0.01	0.00
Diluted and basic net income (loss) of majority interest per share(5) (6)	0.64	(0.15)	(2.36)	(1.09)	0.18	0.02

U.S. GAAP(6)(12):
Net sales	Ps. 23,040	Ps. 23,620	Ps. 24,013	Ps. 24,684	Ps. 24,945	Ps. 2,346
Operating income	1,418	1,127	1,239	797	929	87
Net income (loss) from continuing operations	(260)	(871)	(919)	(687)	458	43
Net income (loss)(6) (12)	234	(597)	(777)	(228)	326	31
Net income (loss) from continuing operations per share (6) (12)	(0.91)	(3.17)	(3.34)	(2.53)	1.68	0.16
Net income (loss) from discontinued operations per share(6) (12)	1.71	0.99	0.53	1.69	(0.48)	(0.05)
Diluted and basic net income (loss) per share(6) (12)	0.82	(2.17)	2.82	(0.84)	1.19	0.11

Balance Sheet Data:
Mexican GAAP:
Cash and cash equivalents	Ps. 977	Ps. 1,936	Ps. 1,047	Ps. 2,621	Ps. 1,318	$ 124
Current assets	7,354	9,316	8,372	9,767	8,938	840
Total assets from discontinued operations(5)(6)	7,662	2,539	2,393	2,019	1,871	176
Total assets	38,218	33,970	32,906	31,708	30,063	2,827
Current liabilities	10,111	9,435	8,078	7,485	7,907	744
Total debt	15,258	16,078	16,299	16,544	14,709	1,383
Total liabilities from discontinued operations(5)(6)	4,941	2,079	1,848	1,525	1,295	122
Total liabilities	27,117	24,241	23,900	23,644	21,745	2,099
Stockholders' equity(5)(6)	11,101	9,729	9,006	8,064	8,318	782
Minority interest in consolidated subsidiaries(5)(6)	4,185	3,029	2,980	2,758	2,830	266
Majority stockholders' equity(5)(6)	6,916	6,700	6,026	5,306	5,488	516

U.S. GAAP(6)(12):
Total assets	Ps. 37,376	Ps. 32,415	Ps. 31,997	Ps. 31,251	Ps. 28,456	Ps. 2,676
Total liabilities	27,240	24,156	23,968	23,985	21,007	1,975
Net assets	10,136	8,259	8,029	7,266	7,449	701
Capital stock	7,008	7,008	7,008	7,008	7,008	659
Stockholders' equity	6,948	6,162	5,648	4,979	5,143	484

Other Data:
Mexican GAAP:
Capital expenditures	Ps. 860	Ps. 1,040	Ps. 1,796	Ps. 1,361	Ps. 1,015	$ 96
Depreciation and amortization	1,963	1,912	1,861	2,091	1,702	160

Total Shares issued at end of period(7)	324.0	324.0	324.0	324.0	324.0
Total Shares held in Stock Option Trust at end of period(7)	24.7	24.7	24.7	22.8	22.3
Total Shares held as treasury stock at end of period(7)	25.6	23.3	28.2	28.2	28.2
Total Shares issued and outstanding at end of period(7)	273.7	276.0	271.1	273.0	273.5
Average total Shares outstanding during period(7)	286.1	275.4	275.2	271.8	273.1

Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(8)	4.4%	5.7%	4.0%	5.2%	3.3%
Peso/dollar exchange rate at the end of period(9)	Ps. 9.1695	Ps. 10.4393	Ps. 11.2372	Ps. 11.1495	Ps. 10.6344
Average exchange rate(10)	Ps. 9.3274	Ps. 9.7455	Ps. 10.8251	Ps. 11.3091	Ps. 10.8786

____________

(1) Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.6344 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2005.

(3) The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities.

(4) Other expenses, net, reflects, among others, (i) write-off and loss from sale of assets in the amount of Ps. 422 million, Ps. 458 million, Ps. 137 million, Ps. 334 million and Ps. 351 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, (ii) gain (loss) from the sale of subsidiaries and associated companies in the amount of Ps. (140) million, Ps. 74 million, Ps.38 million, Ps. 505 million and Ps. (127) million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and (iii) restructuring charges in the amount of Ps. 310 million, Ps. 77 million, Ps. 89 million, Ps. 246 million and Ps. 307 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units. Also, during 2005 the Company recorded a gain of Ps. 424 million, resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust.

(5) On July 3, 2002, we sold our controlling 51% interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as "Vitromatic", our joint venture with Whirlpool Corporation, which we refer to as "Whirlpool," that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for 2001 and 2002 in this annual report, unless otherwise indicated. Therefore, Vitromatic's results of operations are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Total assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Total liabilities of discontinued operations". Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

(6) On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa to the 49% owner Libbey. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company.  Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation.  In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations". Under U.S. GAAP, Vitrocrisa is not presented as a discontinued operation as the divestiture hadn't been approved by our shareholders as of December 31, 2005. Such divestiture was approved at the annual shareholders' meeting held on April 27, 2006.

(7) Millions of shares.

(8) Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.

(9) Based on the Free Exchange Rate at the end of the period.

(10) Calculated using the average of Free Exchange Rates on the last day of each month during the period.

(11) Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10, including the related tax effects resulted in (i) the recognition of a liability of Ps. 126 million; (ii) the recognition of an asset of Ps. 71 million; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 million and; (iv) a charge to the cumulative effect of the change in accounting principle of Ps. 114 million and (v) a credit to financing cost of Ps. 97 million, net of the effect of deferred income tax of Ps. 28 million.

(12) Certain of our subsidiaries have been classified as discontinued operations as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for Mexican GAAP purposes. See note 24 k) to our consolidated financial statements for a description of those subsidiaries.

Dividends per Share

The following table sets forth, for each year in the five year period ended December 31, 2005, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year With Respect to Which Dividend Was Declared	Month Dividend Was Declared	Total Dividend Amount(1)	Dividends per Share	Dividend per Share(2)	Month Dividend Was Paid
		(Ps. millions)	(Pesos)	(Dollars)
2001	March 2002	75	0.25	0.0256	June 2002
2002	March 2003	108	0.36	0.0338	April 2003
2003	March 2004	89	0.30	0.0267	April 2004
2004	March 2005	90	0.30	0.0268	April 2005
2005	April 2006	89	0.30	0.0270	May 2006

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

Item 4.   Information on the Company

ORGANIZATIONAL STRUCTURE

The following chart presents the organizational structure of our business units, our principal subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2006.

Vitro, S.A. de C.V.(1)(11) (Mexico)

FLAT GLASS BUSINESS UNIT	GLASS CONTAINERS BUSINESS UNIT
Vitro Plan, S.A. de C.V. (subholding company) (65%)(2) (Mexico)	Vitro Envases Norteamerica, S.A. de C.V. (subholding company) (100%) (Mexico)
Vitro Vidrio y Cristal, S.A. de C.V. (99.9%)(9) (Mexico)	Compania Vidriera, S.A. de C.V. (99.9%)(10) (Mexico)
Vitro Automotriz, S.A. de C.V. (99.9%)(9) (Mexico)	Vidriera Monterrey, S.A. de C.V. (99.9%)(10) (Mexico)
Distribuidora Nacional de Vidrio, S.A. de C.V. (99.9%)(9) (Mexico)	Vidriera Guadalajara, S.A. de C.V. (99.9%)(10) (Mexico)
Vidrio Plano de Mexico, S.A. de C.V. (99.9%)(9) (Mexico)	Vidriera Los Reyes, S.A. de C.V. (99.9%)(10) (Mexico)
Vitro Flex, S.A. de C.V. (62%)(3)(9) (Mexico)	Vidriera Mexico, S.A. de C.V. (99.9%)(10) (Mexico)
Vitro AFG, S.A. de C.V. (50%)(4)(9) (Mexico)	Vidriera Queretaro, S.A. de C.V. (99.9%)(10) (Mexico)
Cristales Automotrices, S.A. de C.V. (51%)(5)(9) (Mexico)	Vidriera Toluca, S.A. de C.V. (99.9%)(10) (Mexico)
Vitro America, Inc. (100%)(9) (Delaware)	Empresas Comegua, S.A. (49.7%)(8)(10) (Panama)
Vitro Cristalglass, S.L. (60%)(6)(9) (Spain)	Vitro Packaging, Inc. (100%)(10) (Delaware)
Vitro Chaves, S.A. (60%)(7) (Portugal)	Vidrio Lux, S.A. (100%)(10) (Bolivia)
Vitro Colombia, S.A. (100%)(9) (Colombia)	Industria del Alcali, S.A. de C.V. (99.9%)(10) (Mexico)
Comercializadora Alcali, S.A. de C.V. (99.9%)(10) (Mexico)
Fabricacion de Maquinas, S.A. de C.V. (99.9%)(10) (Mexico)

_________________

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

(8) Joint venture between Centro de Tecnologia Vidriera Ltd., a wholly owned subsidiary of Vitro Envases Norteamerica, S.A. de C.V., London Overseas, Inc. and Golden Beer, Corp.

(9) Percentage owned by Vitro Plan, S.A. de C.V., the holding company for our Flat Glass business unit.

(10) Percentage owned by Vitro Envases Norteamerica, S.A. de C.V., the holding company of our Glass Containers business unit.

(11) On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa to the 49% owner Libbey. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations".

BUSINESS

Business Overview

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. Our predecessor was incorporated in Mexico in 1909 as Vidriera Monterrey, S.A. de C.V., which we refer to as "Vimosa," and, based on our consolidated net sales of Ps. 24,150 million ($2,271 million) in 2005, we believe that we are the largest manufacturer of flat glass and glass containers in Mexico. Our principal executive offices are located at Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service of process, exclusively for actions brought by the Securities and Exchange Commission, which we refer to as the "SEC," pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa to the 49% owner Libbey. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations".

Our consolidated net sales for the year ended December 31, 2005 totaled Ps. 24,150 million ($2,271 million). As of December 31, 2005, our total assets were Ps. 30,063 million ($2,827 million). We have manufacturing facilities in eight countries, distribution centers throughout the Americas and Europe and export our products to over 70 countries. In 2005, 42% and 46% of our consolidated net sales were sales made in Mexico and the United States, respectively.

We have successfully established several joint ventures and technology-sharing relationships with leading United States, European and Central American companies including Pilkington plc, which we refer to as "Pilkington.", which is in the process of being acquired by Nippon Sheet Glass, Visteon Corporation , which we refer to collectively as "Visteon", London Overseas, Inc. which we refer to as "London Overseas" and Golden Beer, Corp. which we refer to as "Golden Beer." Sales attributable to our consolidated joint ventures represented approximately 56% of our consolidated net sales in 2005.

Our operations are currently organized into two operating business units: the Flat Glass business unit (representing approximately 51% of our consolidated net sales in 2005) and the Glass Containers business unit (representing approximately 48% of our consolidated net sales in 2005).

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industry. Based on the Flat Glass business unit's net sales of Ps. 12,276 million ($1,154 million) in 2005, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. Since 1965, Pilkington, a world leader flat glass manufacturer, has been our partner, holding a 35% interest in Vitro Plan, the holding company for our Flat Glass business unit. Pilkington has also been an important provider of technology to our Flat Glass business unit. The Flat Glass business unit also has joint ventures with Visteon through Vitro Flex and with AFG Industries through Vitro AFG. We have also partnered with groups of individual investors with respect to Cristales Automotrices, Cristalglass and Vitro Chaves.

Our Flat Glass business unit includes (i) Vitro Vidrio y Cristal, S.A. de C.V., which we refer to as "Vidrio y Cristal," our subsidiary that manufactures and distributes a majority of our raw (float) flat glass products for the Mexican construction industry and to automotive safety glass manufacturers as raw material, (ii) Vitro Automotriz, S.A. de C.V., which we refer to as "VAU," our subsidiary that manufactures a majority of our flat glass products for the Mexican and the United States automotive industry and Distribuidora Nacional de Vidrio, S.A. de C.V., which we refer to as "Dinavisa," our subsidiary that distributes flat glass products for the Mexican automotive glass replacement, which we refer to as "AGR,"industry, (iii) Vitro Flex, S.A. de C.V., which we refer to as "Vitro Flex," our joint venture with Visteon, that is engaged in the manufacturing and distribution of flat glass products for the automotive market, which we substantially sell to Ford Motor Co. and where Visteon holds a 38% interest in Vitro Flex, (iv) Vitro AFG, S.A. de C.V., which we refer to as "Vitro AFG," our joint venture with AFG Industries Inc. a subsidiary of Asahi, Inc., which we refer to as "AFG Industries," that is engaged in the manufacturing of raw (float) flat glass products, which are sold on a 50-50 basis to AFG Industries and us and where AFG Industries holds a 50% interest in Vitro AFG, (v) Cristales Automotrices, S.A. de C.V., which we refer to as "Cristales Automotrices," our joint venture with a group of individual investors that own 49% interest in this business unit and that conducts our automotive replacement glass installation business in Mexico City and its surrounding states, (vi) Vitro America, our subsidiary that conducts a substantial majority of our flat glass operations in the United States, (vii) Cristalglass, our joint venture with a group of individual investors that own 40% interest in this business unit and that is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industry, (viii) Vitro Chaves, S.A., which we refer to as "Vitro Chaves," a joint venture of Cristalglass with a group of individual investors that own 40% interest in this business unit and that is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry and (ix) Vitro Colombia, S.A., which we refer to as "Vitro Colombia," our subsidiary that conducts our Colombian flat glass operations that is engaged in the manufacturing and distribution of flat glass products for the automotive and construction market.

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 11,526 million ($1,084 million) in 2005, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America. The Glass Containers business unit includes (i) Compania Vidriera, S.A. de C.V., which we refer to as "COVISA," our subsidiary that conducts a substantial majority of our glass containers operations in Mexico, (ii) Empresas Comegua, S.A., which we refer to as "Comegua," our joint venture with London Overseas and Golden Beer which, based on Comegua's net sales of Ps. 1,180 million ($111 million) in 2005, we believe is the largest glass containers producer in Central America (together, London Overseas and Golden Beer each hold 21.5% of Comegua's outstanding shares), (iii) Vitro Packaging, our glass containers distribution subsidiary in the United States, (iv) Vidrio Lux, S.A., which we refer to as "Vilux," our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries, (v) Industria del Alcali, S.A. de C.V., which we refer to as "Alcali," our subsidiary engaged in the manufacturing of soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacturing of glass containers (vi) Comercializadora Alcali, S.A. de C.V., which we refer to as "Comercializadora," our subsidiary engaged in the distribution of the products manufactured by Alcali and (vii) Fabricacion de Maquinas, S.A. de C.V., which we refer to as "FAMA," our subsidiary engaged in the manufacturing of capital goods such as glass forming machines and molds.

Divestitures

On March 2, 2006, after the required approval of the stockholders meeting on March 1, 2006, we sold our 51% interest in Quimica M, S.A. de C.V., which we refer to as "Quimica M," our subsidiary engaged in the manufacturing and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields, to Solutia Inc., which we refer to as "Solutia," for $20 million in cash. Solutia is now the sole owner of this Mexican operation which was formed in 1995. In 2005, Quimica M had consolidated net sales of approximately Ps. 597 million and a consolidated operating income of approximately Ps. 59 million.

On April 1, 2005, we sold 100% of our interests in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de La Suerte, S.A. de C.V., which we refer to collectively as "Bosco," our subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermofold ware and industrial products, to Convermex, S.A. de C.V., which we refer to as "Convermex," for $10 million in cash. In 2004, Bosco had consolidated net sales of approximately Ps. 436 million and a consolidated operating loss of approximately Ps.10 million. The consolidated net sales and operating loss of Bosco were approximately Ps.103 million and Ps.6 million, respectively, during the period beginning on January 1, 2005 and ending on April 1, 2005. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to April 1, 2005 include the results of operations and financial position of Bosco.

On September 27, 2004, we sold our 50% interest in Vitro American National Can, S.A. de C.V. and Vancan, S.A. de C.V., which we refer to collectively as "Vancan," our joint venture with Rexam, Inc., which we refer to as "Rexam", engaged in the manufacturing and distribution of aluminum containers, to Rexam for $22.6 million in cash after certain price adjustments. In 2003, our 50% interest in Vancan had consolidated net sales of approximately Ps. 438 million and a consolidated operating income of approximately Ps. 50 million, respectively. The consolidated net sales and operating income of our 50% interest in Vancan were approximately Ps. 322 million and Ps. 33 million, respectively, during the period beginning on January 1, 2004 and ending on September 30, 2004. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to September 30, 2004 include the results of operations and financial position of Vancan.

On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V., which we refer to as "Vitro OCF," our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash. Pursuant to the terms of the sale, we paid Vitro OCF's and its subsidiaries' bank debt (which was reflected on our consolidated balance sheet) of approximately $22 million immediately prior to the sale. We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness. The consolidated net sales and operating income of Vitro OCF were approximately Ps. 208 million and Ps.48 million, respectively, during the period beginning on January 1, 2004 and ending on April 2, 2004. In 2003, Vitro OCF had consolidated net sales and operating income of approximately Ps. 757 million and Ps. 185 million, respectively. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to April 2, 2004 include the results of operations and financial position of Vitro OCF.

On September 10, 2003, we sold 100% of the outstanding shares of Envases Cuautitlan, S.A. de C.V., which we refer to as "ECSA," one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately $18 million, $15 million of which we received at closing and $2 million of the deferred purchase price was paid on May 20, 2005. The remaining $1 million is still in escrow. We have requested the release from escrow, but the purchaser has opposed the release, claiming its right to certain price adjustments. The net sales and operating income of ECSA were approximately Ps. 152 million and Ps. 9 million, respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003. Unless otherwise specified, financial and statistical data for all periods presented in this annual report beginning prior to September 10, 2003 include the results of operations and financial position of ECSA.

On July 3, 2002, we sold our controlling 51% interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as "Vitromatic" or the "Acros-Whirlpool business unit," our joint venture with Whirlpool Corporation, which we refer to as "Whirlpool," engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. At the time of the transaction, approximately $67 million of our consolidated debt and approximately $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately $67 million and approximately $97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for all periods presented in this annual report, unless otherwise indicated. Therefore, Vitromatic's results of operations are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Financial data included in this annual report have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Total assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Total liabilities of discontinued operations". Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

On April 15, 2002, we sold our 51% interest in Ampolletas, S.A., which we refer to as "ASA," to Gerresheimer Glass AG for $13.4 million in cash. ASA is engaged in the manufacturing of borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes.

On May 21, 2001, we sold our 50% interest in Regioplast, S.A. de C.V., which we refer to as "Regioplast," our joint venture with Owens-Illinois, Inc., which we refer to as "Owens-Illinois," engaged in the production and distribution of plastic bottles and caps, including non-refillable closures, for $8 million in cash.

Our Operating Business Units

Our operations are currently organized into two operating business units: the Flat Glass business unit (representing approximately 51% of our consolidated net sales in 2005) and the Glass Containers business unit (representing approximately 48% of our consolidated net sales in 2005).

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

Flat Glass

Based on the Flat Glass business unit's net sales of Ps. 12,276 million ($1,154 million) in 2005, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. Based on the number of molding furnaces the business unit currently operates in Mexico, we believe it is also a major manufacturer of safety glass products for the automotive OEM and AGR markets in Mexico. In 2005, this business unit accounted for 51% of Vitro's consolidated net sales. During the same period, approximately 27% of the net sales of the Flat Glass business unit came from exports and approximately 51% came from sales by our foreign subsidiaries that are part of the business unit. Our Flat Glass business unit's customer base includes General Motors, Ford, DaimlerChrysler, Volkswagen and Nissan in the automotive industry, and several large domestic and foreign companies in the construction industry.

In Mexico, the Flat Glass business unit manufactures, processes, distributes and installs flat glass for the construction and automotive markets. Its Mexican operations include, as of December 31, 2005, four float glass furnaces, five automotive safety glass processing facilities, eleven distribution centers and 162 installation centers for the AGR market of which 58 are owned by the business unit and 104 are franchises owned by third parties.

Vidrio y Cristal and Vitro AFG focus on the manufacturing, processing and distribution of float glass used as raw material for the construction and the automotive industries and have a production capacity of over 625,000 tons of float glass per year, of which 75,000 tons are contributed by our share of Vitro AFG, our joint venture with AFG Industries.

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

VAU sells automotive safety glass products to other automobile manufactures in Mexico (including sales relating to the orders made under Pilkington's global supply agreements with such automobile manufacturers), the United States and other markets; main clients include GM, Chrysler, Nissan and Freightliner. Vitro Flex, our joint venture with Visteon, manufactures and distributes flat glass products principally for the automotive OEM market. Substantially all of Vitro Flex's production is distributed to Ford. See "Item 3. Key Information-Risk Factors-Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years."

The Flat Glass business unit also has a significant presence in the United States' flat glass market through its subsidiary Vitro America. Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 26 states in the U.S. through eight processing facilities, 34 distribution centers and 112 installation centers. A portion of the glass processed by Vitro America is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2005, approximately 62% of Vitro America's glass purchases in terms of volume were supplied from the business unit's Mexican subsidiaries.

On May 4, 2001, our Flat Glass business unit expanded its operations into Europe through the acquisition of 60% of the outstanding shares of common stock of Vitro Cristalglass, a processor and distributor of value-added flat glass for mainly the Spanish, French and Portuguese construction industry. Cristalglass has six processing facilities located in Spain. On December 27, 2002, it continued its expansion of flat glass operations in Europe through the acquisition, by Vitro Cristalglass, of 60% of the outstanding shares of common stock of Vitro Chaves (formerly Vidraria Chaves), a Portuguese processor and distributor of glass and glazing products for the Portuguese construction industry. Vitro Cristalglass has seven processing facilities and three distribution facilities in Spain and Portugal.

Glass Containers

Based on the Glass Containers business unit's net sales of Ps. 11,526 million ($1,084 million) in 2005, we believe it is the largest glass containers producer in Mexico and Central America. In 2005, this business unit accounted for 48% of our consolidated net sales. During the same period, approximately 27% of the net sales of the Glass Containers business unit came from exports and approximately 11% came from sales by our foreign subsidiaries that are part of the business unit.

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of approximately 5,270 tons of glass per day. In addition, our Glass Containers business unit manufactures and distributes (i) soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacturing of glass containers, and (ii) capital goods such as glass forming machines and molds. Its customers include leading companies such as The Coca-Cola Company, Pepsi, Grupo Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty, Revlon, Grupo Domecq, Encore Glass, Herdez McCormik, Grupo Cuervo, Jugos del Valle, Tamazula and Bacardi.

The Glass Containers business unit operates eight manufacturing facilities in Mexico, three in Central America and one in Bolivia. The business unit, which exports containers for the food, soft drinks, liquor and wine, pharmaceutical and cosmetic industries to the United States through our subsidiary Vitro Packaging, has six sales offices, two design centers and one distribution center in the United States. It also includes Comegua, our joint venture with London Overseas and Golden Beer. Based on Comegua's net sales of Ps.1,180 million ($111 million) in 2005, we believe it is the largest glass containers producer in Central America.

In April 2006, Comegua acquired Vidrios Panamenos, S.A. ("VIPASA"), a glass container company located in Panama for a purchase price of $ 20 million. VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. VIPASA's sales in 2005 reached approximately $23 million. VIPASA's figures are not included in this annual report as it was acquired in 2006.

Our Products

The following table sets forth our principal products, customers and end-users, sales regions and joint venture partners by business line.

Business Unit	Products	Customers and End-Users	Sales Regions	Joint Venture Partners
Flat Glass:
Construction Glass	Float glass, rolled glass, architectural tempered safety glass, insulated glass units	Construction industry, furniture manufacturers, distributors and installers	Mexico, the United States, Canada , Europe and Central and South America	Pilkington and AFG Industries
Automotive Glass	Windshields, side laminated glass, rear and side tempered glass.	Automotive OEMs, automotive replacement glass market, distributors and installers	Mexico, the United States, Canada and Central and South America	Pilkington and Visteon
Glass Containers:
Glass Containers	Soda lime glass containers	Soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries	Mexico, the United States, the Caribbean, Central and South America and Europe	London Overseas and Golden Beer
Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers	Mexico, the United States and South America
Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America

See "Item 5. Operating and Financial Review and Prospects-Results of Operations," "Item 8. Financial Information-Export Sales" and note 21 to our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2005.

Our Operations

Flat Glass Business Unit

Flat Glass is the largest business unit of Vitro in terms of sales, having accounted for 51% of our consolidated net sales in 2005. In 2005, the Flat Glass business unit's net sales were Ps. 12,276 million ($1,154 million) and its export sales were $298 million. During 2005, approximately 27% of the business unit's net sales were derived from export sales and 51% were derived from its foreign subsidiaries.

The Flat Glass business unit's holding company is Vitro Plan. Vitro Plan began operations in Mexico in 1936, and since 1965, has been jointly owned by Vitro (65%) and Pilkington (35%). Pilkington has also been an important provider of technology to the business unit. See "Item 5. Operating and Financial Review and Prospects-Research and Development".

The business unit's customer base includes several large distributors and installers in the construction industry in Mexico and abroad, several automotive manufacturers such as General Motors, Ford, DaimlerChrysler, Volkswagen and Nissan, several large furniture manufacturers, and distributors and installers in the automotive replacement industry.

As of December 31, 2005, the Flat Glass business unit's total assets were Ps. 12,039 million ($1,132 million). The business unit owns over 247 operating centers, including four float glass furnaces and five automotive safety glass processing facilities in Mexico, eight processing facilities in the United States, six processing facilities in Spain and one in Portugal. We believe our float glass capacity represented approximately 60% of the float glass produced in Mexico and 8% of the total installed capacity in the NAFTA region.

The Flat Glass business unit's strategy is to:

- strengthen its financial position;

- reduce costs and enhance operating efficiencies;

- generate cash flow through inventory reductions and optimization of asset use;

- protect and increase our market share in Mexico, reducing our reliance on the export market;

- maintain its leading position and growth trend in the OEM glass business;

o consolidate and grow North American leadership of laminated window products for the OEM's and other value added products

o diversify client portfolio

- increase fabrication of value added products in Vitro America;

- increase European presence through Vitro Cristalglass; and

- leverage the "Vitro" brand name.

For the construction market, we launched a preferred client network, Vitromart, which consists of 206 of the business unit's largest distributors of flat glass for the construction industry. The Vitromart vision strives for better client knowledge and relationships and is part of our initiatives to protect and grow our domestic market share. Additionally our Flat Glass business unit's strategy has emphasized production-retail integration for the Mexican auto glass replacement market. Vitrocar is the biggest automotive glass-replacement installation chain in Mexico. Vitrocar operates 162 installation centers throughout Mexico, of which 58 are owned by us and 104 are franchised. Vitrocar has agreements with the main insurance companies operating in Mexico in order to provide a complete service to such companies' clients.

Mexican Operations

We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit's net sales in Mexico in 2005. The business unit maintains nine distribution centers throughout Mexico where customers of both construction and automotive products can access information about the availability of products on a real-time basis. Approximately 50% of Flat Glass sales are from the Mexican Operations out of which Ps. 2,645 million ($249 million) are done in Mexico and approximately $298 million are exports. The majority of these export sales are made to automotive OEMs in the United States. The principal products that Vidrio y Cristal and Vitro AFG produce and distribute are float glass and rolled glass for the construction industry, principally for commercial and residential uses, as well as raw material for the automotive safety glass producers. Vidrio y Cristal also produces mirrors, tabletops and coated glass. For the Mexican automotive industry, VAU and Vitro Flex produce safety glass products such as windshields, side and back lights, rear quarters and sunroofs.

Vidrio y Cristal and Vitro AFG operate two float glass tanks near Monterrey, Mexico, one float glass tank in Mexico City, Mexico and, through our joint venture with AFG, one float glass tank in Mexicali, Mexico. Our total production capacity of float glass is over 625,000 tons per year, of which 75,000 tons are contributed by our share of Vitro AFG. Vidrio y Cristal products are manufactured using the float method, which involves pouring molten glass over a molten tin bath. During 2005, the float glass facilities were operating at approximately 87% of their capacity. All but one of Vidrio y Cristal and Vitro AFG facilities have obtained ISO 9001 Certification

Vidrio y Cristal and Vitro AFG sell raw glass to builders, glass installers and distributors in the construction segment and a small proportion to the automotive safety glass producers as raw material. Vidrio y Cristal and Vitro AFG's sales force markets their construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers. These subsidiaries have designated commercial executives to serve as individualized customer service representatives for the business unit's principal purchasers of construction products.

At the beginning of April 2006, as part of the business strategy to reduce our reliance on the low-margin construction glass export market and to generate cash flow through inventory reduction we decided to temporarily shutdown our float tank located in Mexico City.

For the production of automotive safety glass, VAU and Vitro Flex operate four processing facilities in Mexico for the automotive OEM market and the automotive glass replacement market. Sales are made directly to automotive OEMs in Mexico and the United States, while the automotive glass replacement market is serviced through the business unit's distribution centers throughout Mexico, independent distributors and installers and our Vitrocar installation stores, which include our wholly owned stores, the Cristales Automotrices JV and our franchise network

Ford through Visteon and as a direct client in its Hermosillo plant is the largest end customer of the business unit's automotive safety glass products, which purchases these products for use in Ford's assembly plants in Mexico and the United States and to serve the AGR market through the Carlite brand.  In addition, VAU sells automotive safety glass products to other automobile manufacturers in Mexico (including sales relating to the orders made under Pilkington's global supply agreements with such automobile manufacturers), the United States and other markets; main clients include GM, Chrysler, Nissan and Freightliner.

In order to better serve their customers, VAU and Vitro Flex have established account plans for automotive OEMs. OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.

United States Operations

The United States operations of the Flat Glass business unit are conducted through Vitro America, which, based on its consolidated net sales in 2005, is one of the largest distributors of flat glass products in the United States. In 2005, Vitro America had consolidated net sales of approximately $492 million, of which approximately 81% were to the construction industry and approximately 19% were to the automotive replacement market.

Vitro America purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated mirrors and other products. Approximately 62% of the purchases of flat glass, in terms of volume, of Vitro America in 2005 related to products manufactured by our Mexican subsidiaries and 38% related to products purchased from third parties. These products are sold directly to distributors as well as to end-buyers through Vitro America's own distribution centers and retail shops. Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit's manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries. Vitro America also distributes to the United States automotive replacement market a full line of automotive glass products, including windshields and side and back windows for American and foreign cars and trucks.

Vitro America operates eight processing centers, 34 distribution centers and 112 installation centers in the United States. Vitro America sells its construction products to builders and glass installers, which employ its products in industrial and commercial projects such as skyscrapers and other buildings, through its own distribution network and retail stores. Vitro America sells its automotive products to the replacement market through its own distribution network and retail stores.

European Operations

The Flat Glass business unit competes in the European flat glass construction market through Cristalglass and Vitro Chaves. Cristalglass processes and distributes flat glass mainly for the Spanish, French and Portuguese construction industry through seven processing facilities (including four double glazing facilities) and three distribution centers, two located in La Coruna and Barlenona in Spain and one in Portugal. Vitro Chaves manufactures and distributes flat glass products in Portugal through two facilities. In 2005, Cristalglass and Vitro Chaves had consolidated net sales of approximately Ps. 1,294 million ($122 million) and Ps. 100 million ($9 million), respectively. Most of the sales of Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders and distributors by Cristalglass' own sales force. Vitro Chaves' main products are insulated and laminated glass for the construction industry, which are distributed through its own and Cristalglass' distribution network.

Central and South American Operations

Through its Colombian subsidiary, Vitro Colombia, and, to a lesser extent, through its subsidiaries in Panama, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Vitro Colombia has one processing facility which is located in Colombia. In 2005, Vitro Colombia and its subsidiaries had consolidated net sales of approximately Ps. 297 million ($28 million). Vitro Colombia is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. Vitro Colombia markets its products through a network of independent distributors to small- and medium-sized builders.

Competition

In Mexico, Vidrio y Cristal faces competition in the construction industry mainly from Compagnie de Saint Gobain, which we refer to as "Saint Gobain," Guardian Industries Corporation, which we refer to as "Guardian", and from imports of glass products. Guardian, which since 1999 has competed with our Flat Glass business unit as an importer of raw flat glass products, completed the construction of a float glass furnace in Queretaro in 2004, which is estimated to produce 180,000 tons of float glass per year. The local competition of Vidrio y Cristal competes primarily on price, service and quality. See "Item 3. Key Information-Risk Factors-We face lower operating margins and decreased profitability due principally to increasing costs and increased competition in our Flat Glass business unit."

With respect to automotive safety glass, the business unit's principal competition includes Saint Gobain, PPG Industries, Asahi, Pilkington, Visteon and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.

Vitro America faces competition in the United States from a variety of flat glass manufacturers in the United States, as well as from a large number of medium- and small-sized producers and distributors of flat glass products. Vitro America competes in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) price and quality.

In Europe, Vitro Cristalglass faces competition in the niche markets that it serves from several small and medium-sized distributors, as well as Saint Gobain. In Central and South America, its main competitors are Guardian, Pilkington and Saint Gobain.

Glass Containers Business Unit

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the food, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 11,526 million ($1,084 million) in 2005, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America.

As of December 31, 2005, our Glass Containers business unit's total assets were Ps. 13,526 million ($1,272 million). The business unit owns eight manufacturing facilities in Mexico, three in Central America and one in Bolivia. In 2005, our Glass Container business unit's manufacturing facilities in Mexico produced approximately 4,380 tons of glass per day, which we believe represented approximately 89% of the non-captive glass container market in Mexico and approximately 3% of the glass container market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. In Mexico, the business unit has four design centers, one of which specializes in the cosmetics and pharmaceuticals market.

The Glass Containers business unit's business strategy is consolidate competitive position and grow regionally and in niche markets. Among the business unit's key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives, its versatile production processes and the vertical integration with raw materials, machinery and molds. The business unit's high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allows it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. The versatility and flexibility of the business unit's production processes are reflected in the business unit's ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including ultraviolet organic paints, "plastishield," adhered ceramic labels and heat transfer labels. In addition, we believe that the location of the business unit's facilities is a competitive strength that has helped us implement our business strategy. The business unit's capacity to produce short runs with a wide variety of colors, shapes and decorations, its innovative designs and its "One Stop Shop" concept, which provides its customers with a complete packaging solution, including glass containers, closures, carriers, labels and boxes, also enables it to compete effectively in value-added markets.

Our Glass Containers business unit manufactures glass containers for both high-volume markets and value-added markets. We refer to markets that demand high volumes of standard products at competitive prices as high-volume markets, and we refer to markets that require shorter production runs of highly designed products and involve premium pricing as value-added markets. Recently, the business unit's business strategy has emphasized the introduction of products into value-added markets, in addition to retaining our market share in the Mexican high volume markets. The specialty nature of the products sold in value-added markets allows the business unit to charge higher per unit prices for these products.

One of our Glass Containers business unit's competitive advantages is its time to market on the product development cycle for glass containers where we have a response time of two weeks for a prototype, which we believe is shorter than the response time of some of the other world-class producers of glass containers. Similarly, the business unit's technological expertise permits the introduction of new products with innovative customized images in order to meet the design requirements of its customers. By providing quality glass containers to its customers, the Glass Containers business unit has developed long-lasting relationships with leading customers such as Grupo Modelo, The Coca-Cola Company, Gerber, Bacardi, Nestle, Avon, Grupo Domecq, Procter & Gamble, Coty, Revlon Estee Lauder and Jugos del Valle .

Traditionally, the Glass Containers business unit has had access to technology that we believe is state-of-the-art in the glass containers industry. For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to use the technology provided to us by Owens-Illinois under these technical assistance agreements for which we pay royalties. Our glass containers labeling capability includes state-of-the-art technology in organic paints. This process, which is called ultraviolet cure, was developed to further our continuous efforts to grow in high-margin niche markets by providing value-added products. We have the patent of the formula for this type of paint, which is more environmentally friendly than similar products in the market. We have supplied this type of decoration for several years to customers such as The Coca-Cola Company.

Sales of the Glass Containers business unit in the beer and soft drinks business lines in Mexico are seasonal, with hot weather positively affecting our sales. As a result, second and third quarter sales are typically higher than sales in the first and fourth quarters. Accordingly, the Glass Containers business unit generally builds its inventory of soda lime glass containers during the fourth and first quarters in anticipation of seasonal demand.

In Mexico, the business unit has 22 furnaces in six glass container manufacturing facilities, each located near a major customer. We estimate that in 2005 the business unit's manufacturing facilities produced approximately 51% of the glass tonnage melting capacity in Mexico, and that we sold 89% of the glass container units on the Mexican non-captive market in 2005.

In the United States, the business unit's distributor, Vitro Packaging, has two design centers, six sales offices and one distribution center, all strategically located to serve its target markets. In 2005, we believe the business unit's imports into the United States represented approximately 25% of all sales of imported glass containers into the United States, which would make it the largest glass container importer into the United States in terms of sales.

In Central America, Comegua owns two manufacturing facilities, one located in Guatemala and one in Costa Rica, with approximately 805 tons per day of melting capacity. Comegua also has a design center located in Guatemala. In Bolivia, the business unit owns and operates a facility with a glass melting capacity of approximately 85 tons per day.

In April 2006, Comegua acquired VIPASA, a glass container company located in Panama for a purchase price of $ 20 million. VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. VIPASA's sales in 2005 reached approximately $23 million. VIPASA's figures are not included in this annual report as it was acquired in 2006.

Mexican Operations

We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit's net sales in 2005. In 2005, the Glass Containers business unit's sales to the Mexican market were Ps. 6,990 million ($657 million). The Glass Containers business unit produces soda lime glass containers at six manufacturing facilities located throughout Mexico and has a production capacity of 4,380 tons of glass per day in Mexico. The business unit's facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and optimizing transportation costs. All of the Glass Containers business unit's facilities in Mexico have obtained ISO 9001 certification. During 2005, these facilities were operating at approximately 91% of their capacity. We also own two cullet-processing plants, which supplies us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.

The Glass Containers business unit's customers include leading companies such as The Coca-Cola Company, Grupo Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty, Grupo Domecq, Revlon and Estee Lauder. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit's customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our "One Stop Shop" concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.

Exports and U.S. Operations

Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to approximately $290 million in 2005. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, Vitro Packaging, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and to wine and liquor bottlers in the United States. The business unit also produces special promotional containers for soft drinks bottlers in the United States. Approximately 39% of the Glass Containers business unit's net sales are made outside of Mexico.

Central and South American Operations

Comegua, a joint venture in which we hold a controlling 49.7% interest, is a Panamanian holding company that operates manufacturing facilities in Guatemala and Costa Rica and supplies glass containers to the soft drink, food, beer and wine markets throughout Central America and the Caribbean. Comegua's consolidated net sales in 2005 were approximately Ps. 1,180 million ($111 million).

In April 2006, Comegua acquired VIPASA, a glass container company located in Panama for a purchase price of $ 20 million. VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. VIPASA's sales in 2005 reached approximately $23 million. VIPASA's figures are not included in this annual report as it was acquired in 2006.

We also own 100% of the common stock of Vilux, a company that owns and operates the only glass container manufacturing facility in Bolivia. Vilux's net sales in 2005 were approximately Ps. 95 million ($9 million). Vilux distributes glass containers for the soft drink, food, beer, wine and liquor industries throughout Bolivia, southern Peru and northern Argentina.

Raw Materials, Machinery and Molds

Our raw materials operations are carried out by our subsidiary Alcali. Alcali's net sales in 2005 were approximately Ps. 1,110 million ($104million). Alcali's principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of Alcali's soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Alcali competes in the soda ash sector with the American Natural Soda Ash Corporation, which we refer to as "Ansac," a United States exporter of natural soda ash. Alcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.

Our machinery and molds operations are conducted through our subsidiary FAMA. FAMA was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of approximately Ps. 497 million ($47 million) for the year ended December 31, 2005. FAMA produces state-of-the-art glass-forming machines for our use. In addition, FAMA produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. FAMA also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, FAMA manufactures annealing lehrs for the float and hollow glass industries. FAMA's products are mainly sold to us. FAMA generally competes with major international manufacturers of machinery and equipment for the glass industry.

Competition

Although based on the business unit's net sales in 2005 of Ps. 11,526 million ($1,084 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers. Glass containers in Mexico also compete with alternative forms of packaging, including metal, plastic, paper and aseptic containers. In the soft drinks industry, the Glass Containers business unit has faced increasing competition from polyethylene therephtalate containers, which we refer to as "PET," as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drinks and food containers from glass to PET has continued, albeit at a slower rate in recent years. In response to the trend in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service; In 2005 for the first time since 1997 our sales to the returnable soft drinks market increased 16% versus previous year, our overall sales in the Mexican soft drinks market increase 6% versus 2004.

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

Our Raw Materials

Soda Ash, Sand and Feldspar

The most important raw materials we utilize are soda ash, which we largely purchase from Ansac, silica sand and feldspar. Last year, we entered into a five year supply agreement with Unimin Corporation, which we refer to as "Unimin," whereby we have committed to purchase, and certain of Unimin's subsidiaries are committed to sell, our requirements of silica sand and feldspar at the current market prices. Alcali has, to a large extent, the production capacity to supply the soda ash required by our glass making operations in Mexico. To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that produced by Unimin or by Ansac and Alcali, such companies may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.

Energy

Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year "take-or-pay" power purchase agreement with Tractebel Energia, S. de R.L. de C.V., which we refer to as "Tractebel Energia." Whirlpool, Vitro OCF and Vitrocrisa, together, were required to purchase approximately 20 megawatts of electrical power. Thus, after their divestiture, we are currently obliged to purchase approximately 90 megawatts of electrical power. The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

Fuel

The percentage of consumption hedged can vary from 10% to 100% of the estimated consumption. The percentage of consumption hedged and the hedged prices, change constantly according to market conditions based on the Company's needs and to the use of alternative fuels within its production processes. As of December 31, 2005, the Company had hedges equivalent to 18% of estimated natural gas consumption for 2006.

In order to protect against the volatility of natural gas prices, as of April 30, 2006, we had hedges on the price of natural gas for approximately 12.6 million  of Million British Thermal Units ("MMBTUs") or approximately 65% of our estimated consumption needs in Mexico for the remainder of the year ending December 31, 2006. The hedges were entered into with Petroleos Mexicanos, which we refer to as "Pemex," Cargill and Citibank and entitle us to purchase gas at an average price of $8.59 per MMBTU. As of April 30, 2006, the closing price of natural gas on the New York Mercantile Exchange was $7.79 per MMBTU. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk-Natural Gas Price Risk." We have never suffered a material interruption in our natural gas supply from Pemex.

In addition, we are developing a technology that allows us to choose among natural gas, petroleum coke, or any mixture of them, as fuel for our furnaces. This technology has been installed and is being tested in 22% of the Glass Containers business unit's furnaces and in two furnaces of our Flat Glass business units. We intend to install this technology in other furnaces. Assuming current prices for natural gas and electricity continue, we expect that this technology will reduce our cost of energy.

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

The following table sets forth, for the periods presented, our capital expenditures by business unit. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2005.

	Year ended on December 31,
Business Unit	2003	2004	2005
	(Ps. millions)
Flat Glass	Ps. 920	Ps. 553	Ps. 425
Glass Containers	826	687	575
Other (1)	14	25	6
Corporate	36	96	9
Total	Ps. 1,796	Ps. 1,361	Ps. 1,015

(1) Other is comprised by Bosco which we sold on April 1, 2005, which was previously included in our Glassware reportable segment.

During 2006, we expect to make capital expenditures in the range of $120 million as follows:

  purchase of molds and racks required for introduction of new platform's automotive glass products and for glass container molding;

  refurbish and provide needed maintenance to certain of our furnaces, including a float glass furnace and glass containers furnaces, located in Monterrey, Mexico; and

  the remaining capital expenditures in 2006 will be applied to (i) mainly maintaining or improving efficiencies on the installed technology of several of our other facilities, and (ii) investments in purchasing equipment, such as inspection equipment.

We expect to finance the capital expenditures discussed above with cash flow generated by our operations.

See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources" for a discussion of our principal capital expenditures during the last three full fiscal years.

Our Property, Plant and Equipment

All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2005, the net book value of land and buildings, machinery and equipment and construction in progress was Ps. 16,369 million ($1,539 million), of which approximately Ps. 14,074 million ($1,323 million) represented assets located in Mexico, approximately Ps. 246 million ($23 million) represented assets located in the United States, approximately Ps. 1,609 million ($151 million) represented assets located in Central and South America and approximately Ps. 440 million ($42 million) represented assets located in Europe.

Our principal executive offices are located in the Monterrey, Mexico area. We have a mortgage on three of the five plots of land (and the attached buildings) comprising our principal executive offices. We own and operate 37 manufacturing facilities worldwide, of which our float glass tanks are our largest facilities. We have granted a mortgage on one of our float glass tanks and our subsidiary Comegua has granted a mortgage on one of its furnaces. We have also granted mortgages on substantially all of Vena's subsidiaries' assets.

The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit's principal manufacturing facilities.

Business Unit	Average Capacity Utilization(1) as of December 31, 2005	Average Capacity Utilization(2) as of March 31, 2006	Number of Facilities by City or Country

Flat Glass	98%	84%	Monterrey (4) Mexico City (3) Mexicali United States (8) Colombia Spain (6) Portugal

Glass Containers	99%	98%	Monterrey (3) Guadalajara Mexico City (2) Queretaro Toluca Costa Rica Guatemala Bolivia

(1) Average for the twelve-month period ended December 31, 2005.

(2) Average for three-month period ended March 31, 2006.

We also maintain over 60 sales offices and warehouses in Mexico and over 165 warehouses, sales offices and retail shops in the United States, most of which are leased.

We believe that all our facilities are adequate for our present needs and suitable for their intended purpose and that our manufacturing facilities are generally capable of being utilized at a higher capacity to support increases in demand.

See "-Our Capital Expenditures" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures" for a discussion of our capital expenditures.

Environmental Matters

Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. The primary federal environmental law is the Ley General de Equilibrio Ecologico y Proteccion al Ambiente pursuant to which rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. The Mexican federal government has also enacted regulations concerning imports and exports of hazardous materials and hazardous wastes and environmental regulations that established a series of increasingly stringent air emission standards for glass manufacturing operations. We expect to spend approximately $1 million in capital expenditures over the next year to comply with these and other environmental regulations as they become effective or are modified. We may, however, incur amounts greater than currently estimated due to changes in law and other factors beyond our control.

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

We believe we are in substantial compliance with environmental laws in Mexico applicable to our operations. Moreover, in 1998, our subsidiaries initiated a voluntary environmental auditing program, which was approved by PROFEPA. An independent auditor certified by PROFEPA has completed environmental audits in all of our facilities in Mexico. Twenty seven of these 28 facilities have already obtained PROFEPA's certification of Industria Limpia or "Clean Industry," which is a certification of our compliance with certain environmental laws, and the remaining facility has satisfied all necessary conditions and made the necessary changes for such certification, and it is just in the process of receiving such certificate. To meet all the requirements of the environmental audit and obtain Industria Limpia certificates for this remaining facility by 2006, this facility incurred in a cost of approximately $1 million.

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

Item 4A.   Unresolved Staff Comments

Not Applicable

Item 5.   Operating and Financial Review and Prospects

You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 24 to our consolidated financial statements for the year ended December 31, 2005 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in "Item 3. Key Information-Risk Factors" and the other matters set forth in this annual report. See "Forward-Looking Statements."

OPERATING RESULTS

Factors Affecting Our Results of Operations

Our statement of operations is affected by, among other factors, (i) the level of demand for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, (iii) the relationship between the peso and the U.S. dollar, (iv) financing costs, which are incurred in both pesos and U.S. dollars and (v) increased competition in our domestic market and abroad. See "Item 3. Key Information-Risk Factors-Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years," "Item 3. Key Information-Risk Factors-We face lower operating margins and decreased profitability due principally to increasing costs and competition," "Item 3. Key Information-Risk Factors-We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us," "Item 3. Key Information-Risk Factors-Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations," "Item 3. Key Information-Risk Factors-Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us," "Item 3. Key Information-Risk Factors-Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost," "Item 3. Key Information-Risk Factors-We may be adversely affected by increases in interest rates," and "Item 3. Key Information-Risk Factors- Substitution trends in the glass container industry may continue to adversely affect our business."

We have completed a number of dispositions recently. See "Item 4. Information on the Company-Business-Divestitures."

Trend Information

Stronger growth in the Mexican and U.S. economies had a positive impact on our sales in 2005. Although the Mexican and U.S. economies continued to grow in the first quarter of 2006, we cannot predict how those economies will continue to perform. See "Item 3. Key Information-Risk Factors-Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations," and "Item 3. Key Information-Risk Factors- Economic developments in Mexico and the United States affect our business."

At the same time, our Flat Glass business unit has continued to face pricing pressures in recent months in its Mexican markets, particularly in the construction markets, as well as reduced volumes in the Mexican construction market. We anticipate that these pricing pressures have receded as prices are starting to show some stability. In 2005, reduced sales prices in the construction business line of the Flat Glass business unit were offset by higher sales volume in the automotive business line. Increased sales in the automotive business line were largely driven from new platforms to OEM launched in 2005 which compensated for lower volumes in the auto glass replacement market. However, the North American automotive industry is experiencing one of its worst crises in recent years. See "Item 3. Key Information-Risk Factors-Pricing pressures by OEMs may affect our operating margins and results of operations." As a result, our sales to automobile manufacturers could lead to additional price pressures and a loss of sales volumes. Sales in the Flat Glass business unit's foreign subsidiaries (Vitro America, Vitro Colombia and Vitro Cristalglass) presented a strong growth compared with 2004.

Our Glass Containers business unit performed extremely well in 2005, with a record year in terms of sales. While 2006 began with strong sales volumes we anticipate that it will be difficult to maintain. Domestic sales have been driven by increased volumes across most business lines. Higher sales in the food, beer, cosmetics, fragrances & toiletries ("CFT") and soft-drink business lines have compensated for lower sales at the wine & liquor business line. Export sales continue to benefit from increased sales at the CFT segment and larger volumes in the wine & liquor segments. See "Item 3. Key Information-Risk Factors-We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us".

The increase in the price of certain of our raw materials, in particular natural gas, could have a negative impact on our results of operations. Natural gas prices have increased from an average price of $3.22 during 2002 to an average price of $8.61 during 2005, representing a cumulative increase of 167%. Furthermore, as the price of natural gas has significantly increased in recent years, we have not been able to raise our products' prices to fully reflect those increases, which have adversely affected our results of operations and liquidity.

Economic developments in Mexico and the United States affect our business

A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States. Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.

2005 was a year of moderate global economic growth. The economies of Mexico and the United States-our two biggest markets-recorded actual GDP growth in 2005 of 3.0% and 3.5%, respectively, compared with growth of 4.4% and 4.2%, respectively, in 2004. Mexico's economic growth was mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, largely due to Mexico's lack of progress on structural reforms. Over the past few years, Mexico's rate of inflation has remained low, amounting to 3.3% in 2005.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2003, 2004 and 2005, approximately 43%, 44% and 42%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico.

While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government's continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico's economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico's economy and its industrial sector. These factors include the extent of the U.S. economic recovery and the participation of Mexico's industrial sector in that recovery; the Mexican government's approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas; and the political environment surrounding the presidential elections in July 2006. In spite of these political and economic dynamics, we will continue to focus on the factors within our control and position ourselves to take full advantage of arising market opportunities.

Inflation and Foreign Currency Exchange Rate Fluctuations

The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates.

	For the year ended December 31,
	2003	2004	2005
Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)	7.6%	(0.8%)	(4.6%)
Mexican inflation (based on changes in INPC) (1)	4.0%	5.2%	3.3%
U.S. inflation (based on changes in Consumer Price Index)(2)	1.9%	3.3%	3.5%
Inflation differential (Mexican vs. United States)(1)(2)(3)	2.1%	1.8%	(0.2%)
Real peso devaluation (appreciation) relative to the U.S. dollar(4)	5.4%	(2.6%)	(4.5%)
Free Exchange Rate as of year end(1)	Ps. 11.2372	Ps. 11.1495	Ps. 10.6344
Mexican GDP growth rate(5)	1.3%	4.4%	3.0%
Free Exchange Rate Euro per Peso as of year end(1)(6)	Ps. 14.1925	Ps. 15.0941	Ps. 12.5932

______________

(1) Source: Banco de Mexico

(2) Source: U.S. Bureau of Labor Statistics

(3) Compounded

(4) Peso devaluation (appreciation) in real terms = - ((Nominal peso devaluation +1) / (Inflation differential +1)) - 1

(5) Source: Instituto Nacional de Estadistica, Geografia e Informatica

(6) Source: Federal Reserve Bank of New York - Noon Buying Rates.

Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins

Changes in the relative value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase of our operating margins and a real appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or affected by U.S. dollars.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses and capital goods are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using INPC, as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. For the year ended December 31, 2005, the appreciation of the peso in real terms had an adverse effect on our operating margins and may continue to do so in the future. Sales of products manufactured, processed or sold by us outside Mexico (principally, by Vitro America, Vitro Packaging, Comegua, and Vitro Cristalglass), as well as such subsidiaries' expenses, are restated during a financial reporting period by adjusting such amount for the inflation observed in the country in which the subsidiary operates and then translated into pesos at the exchange rate in effect at the end of the period. Since such subsidiaries' revenues and expenses are generally both earned and incurred in the same currency the devaluation or appreciation of the peso has a much more limited effect on the operating margins of such subsidiaries. However, profits, as reported in real peso terms, are substantially impacted by the devaluation or appreciation of the peso relative to the appropriate currency.

Effect of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Financing Cost

Our total financing cost includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities, (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iv) since 2005 due to the implementation of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," gains or losses related to hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short and long-term debt and off-balance sheet financings minus the nominal amount of interest income generated by us with respect to our monetary assets.

Inflation affects our total financing cost. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation in recent years have resulted in lower monetary gains.

Our total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004 and 2005. In 2004, with the unwinding of certain currency exchange swaps in May 2004, we recorded a net exchange loss.

Results of Operations

On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa to the 49% owner Libbey. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations".

The following table sets forth, for the periods presented, selected items of our consolidated statement of operations calculated as a percentage of our consolidated net sales.

	For the year ended December 31,
	2003	2004	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	71.4	72.4	72.3
Gross profit	28.6	27.6	27.7
General, administrative and selling expenses	21.2	21.4	20.9
Operating income	7.4	6.2	6.9
Total financing cost	8.6	5.8	5.7
Net income (loss)	(1.9)	(0.3)	0.8

The following table sets forth, for the periods presented, the consolidated net sales, export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales, export sales and operating income (after corporate and other eliminations) of each of our business units. The following table does not include the results of discontinued operations. Peso amounts set forth in the following table have been restated in millions of constant pesos as of December 31, 2005.

	For the year ended December 31,
	2003		2004		2005		2005
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	(Ps. millions, except for percentages)						($ millions)(1)
Net sales
Flat Glass	Ps. 12,964	54%	Ps. 12,613	53%	Ps. 12,276	51%	$ 1,154
Glass Containers	10,609	44%	10,869	45%	11,526	48%	1,084
Corporate and other eliminations	539	2%	536	2%	348	1%	33
Consolidated net sales	Ps. 24,112	100%	Ps. 24,018	100%	Ps. 24,150	100%	$ 2,271

	($ millions, except for percentages)
Export sales
Flat Glass	$ 254	50%	$ 294	52%	$ 298	51%
Glass Containers	248	49%	266	48%	290	49%
Other(2)	3	1%	2	0%
Consolidated export sales	$ 505	100%	$ 562	100%	$ 588	100%

	(Ps. millions, except for percentages)						($ millions)(1)
Operating income (loss)
Flat Glass	Ps. 1,087	61%	Ps. 856	58%	Ps. 439	26%	$ 41
Glass Containers	825	46%	807	54%	1,227	74%	115
Corporate and other eliminations	(135)	(7)%	(176)	(12)%	(4)	(0)%	(0)
Consolidated operating income	Ps. 1,777	100%	Ps. 1,487	100%	Ps. 1,662	100%	$ 156

______________

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.6344 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2005.

(2) Other is comprised by Bosco which we sold on April 1, 2005, which was previously included in our Glassware reportable segment.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales

Our consolidated net sales increased 0.5% to Ps. 24,150 million for the year ended December 31, 2005 from Ps. 24,018 million for the year ended December 31, 2004. This increase was primarily attributable to (i) significant sales growth in our Glass Containers business unit as a result of greater economic activity in Mexico and overseas, as well as greater acceptance of our new products in the markets we serve, (ii) strong growth in the domestic beer and returnable soft-drink market segments, (iii) an increase in construction-related volumes at Vitro America and (iv) new monumental construction contracts won by Vitro Cristalglass. These increases were partially offset by the decline in sales prices in the construction business line of our Mexican flat glass business due to new competitors in Mexico and the divestitures of Vitro OCF and Vancan, which in 2004 had sales of Ps. 208 million and Ps. 322 million, respectively. Additionally, the appreciation of the peso against the dollar affected our sales, see "Item 5. Operating and financial Review and Prospects-Operating Results-Inflation and Currency exchange fluctuations."

For the year ended December 31, 2005, our consolidated export sales were $588 million, an increase of 5% when compared to approximately $562 million for the same period of 2004. The increase in exports mainly came from our wine and liquor bottles, as well as our cosmetic containers. Our export sales represented approximately 27% of our consolidated net sales for the year ended December 31, 2005. More than 58% of our consolidated net sales for the year ended December 31, 2005 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries' sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps. 12,276 million for the year ended December 31, 2005, a decrease of 2.7% from Ps. 12,613 million for the same period in 2004. This decrease was mainly driven by our construction glass business line in Mexico which experienced a decline in net sales due to pricing pressures from our competitors and the divestiture of Vitro OCF, which in 2004 had sales of Ps. 201 million. This decrease was partially offset by an increase in our sales of automotive glass due to the launch of successful new OEM platforms during 2005.

Export sales of the Flat Glass business unit were approximately $298 million for the year ended December 31, 2005, an increase of 1.4% when compared to approximately $294 million for the same period in 2004. This increase was largely due to an increased sales volume of automotive business line, especially as it obtained new OEM contracts.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 6.0% to approximately Ps. 11,526 million for the year ended December 31, 2005 from approximately Ps. 10,869 million for the same period in 2004. This increase was driven by a 6.9 percent increase in domestic sales, with strong results in the beer and soft drink business lines. Our domestic volumes increased 11.6% in 2005. These increases were partially offset by the divestiture of Vancan, which during 2004 had sales of Ps. 322 million.

For the year ended December 31, 2005, export sales of the Glass Containers business unit amounted to approximately $290 million, an increase of 9.0% from approximately $266 million for the same period in 2004. Our export volumes increased 4.8% due to an important rise in sales volume from our cosmetics and wine & liquor product lines in the United States.

Operating Income

Our consolidated operating income increased 11.8% to Ps. 1,662 million for the year ended December 31, 2005 from Ps. 1,487 million for the same period in 2004. The increase in operating income was mainly due to our glass containers business' record annual sales. In 2005 we continued to make progress on reducing our corporate overhead and expenses, maintaining strict cost management across all of our businesses. In fact, selling, general and administrative expenses as a percentage of sales fell by one percentage point year over year. The increase in operating income was partially offset by higher energy costs and the divestitures of Vitro OCF and Vancan which during 2004 had operating income of Ps. 48 million and Ps. 33 million, respectively. Additionally, the appreciation of the peso against the dollar affects our operating income levels. See "Item 5. Operating and financial Review and Prospects-Operating Results-Inflation and Currency exchange fluctuations."

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 439 million for the year ended December 31, 2005, a decrease of 48.7% from Ps. 856 million for the same period in 2004. This decrease was due mainly to the decrease in sales in our construction business, lower sales volumes to the auto glass replacement market as well as higher energy costs and the divestiture of Vitro OCF which during 2004 had operating income of Ps. 48 million. The decrease was partially offset by strong sales to OEM's and increased operating income from our foreign subsidiaries Vitro America, Vitro Cristalglass and Vitro Colombia.

Glass Containers Business Unit

The operating income of our Glass Containers business unit increased 52% to approximately Ps. 1,227 million for the year ended December 31, 2005 from approximately Ps. 807 million for the same period in 2004. This significant increase was driven by higher sales volume, better product mix and improved production efficiency which allowed for favorable fixed-cost absorption. The increase in operating income was partially offset by the divestiture of Vancan which during 2004 had operating income of Ps. 33 million.

Total Financing Cost

Our total financing cost decreased by Ps. 19 million from approximately Ps. 1,401 million for the year ended December 31, 2004 to approximately Ps. 1,382 million for the same period in 2005. This decrease in total financing cost was primarily due to an exchange gain of Ps. 387 million in 2005 compared with an exchange loss in 2004 of Ps. 82 million. In 2005 the Mexican peso experienced a nominal appreciation against the U.S. dollar of 4.6% compared with 0.8% in 2004. The nominal appreciation of the peso relative to the U.S. dollar would have resulted in a foreign currency exchange gain in 2004, but with the unwinding of certain currency exchange swaps in May 2004, we recorded a net exchange loss. This appreciation mostly impacted our sales prices and income levels. The decrease was partially offset by higher interest expense which increased from Ps. 1,627 million for the year ended December 31, 2004 to Ps. 1,842 million for the year ended December 31, 2005 due to the increased cost of debt.

Income Tax, Tax on Assets and Workers' Profit Sharing

Income tax, tax on assets and workers' profit sharing for the year ended December 31, 2005 represented a benefit of Ps. 436 million compared with an expense of Ps. 110 million for the year ended December 31, 2004. The primary difference was due to the recognition of a deferred tax benefit of approximately Ps. 585 million resulting from the recognition of the tax basis of intangible assets of certain foreign subsidiaries subject to repatriation.

Other Expenses, Net

Other expenses, net, increased approximately Ps. 262 million to Ps. 400 million for the year ended December 31, 2005 from Ps. 138 million for the same period in 2004. During 2005 we continued the downsizing and streamlining of our corporate functions and organization at some of our business units resulting in a charge of Ps. 307 million, and write-off and loss from sale of assets resulting in a non-cash expense of Ps. 351 million. We also recorded a gain of Ps. 424 million, resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust.

Net Income

We recorded net income of Ps. 205 million for the year ended December 31, 2005 compared to a net loss of Ps. 72 million for the year ended December 31, 2004. Our lower taxes contributed to our improved results while the cumulative effects of the changes in accounting principles for Ps. 114 million decreased our net income.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Our consolidated net sales decreased 0.4% to Ps. 24,018 million for the year ended December 31, 2004 from Ps. 24,112 million for the year ended December 31, 2003. This decrease was primarily attributable to our divestiture of our 60% interest in Vitro OCF, which we sold on April 2, 2004, our divestiture of our 50% interest in Vancan, which we sold on September 27, 2004 and our divestiture of our 100% interest in ECSA, which we sold on September 10, 2003 (see "Item 4. Information on the Company-Business-Divestitures"). On a comparable basis (excluding companies divested in 2003 and 2004) our sales grew 2.7% to approximately Ps. 23,551 million for the year ended December 31, 2004 from approximately Ps. 22,923 million for the year ended December 31, 2003. This increase was primarily attributable to (i) an increase in our Glass Containers business unit's sales in our beer, wine, liquor and cosmetics business lines and (ii) the increase in sales volume of our automotive product lines. Those increases were offset, in part, by lower prices in the construction product line of the Flat Glass business unit and declines in (i) prices in the returnable soft drink business' products of the Glass Containers business unit, and (ii) sales volume in the Glass Containers business unit's soft drink and pharmaceutical business lines.

For the year ended December 31, 2004, our consolidated export sales were $562 million, an increase of 11% when compared to approximately $505 million for the same period of 2003, principally due to the increase of exports of our Flat Glass business unit to the United States. Our export sales represented approximately 27% of our consolidated net sales for the year ended December 31, 2004. More than 57% of our consolidated net sales for the year ended December 31, 2004 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries' sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps. 12,613 million for the year ended December 31, 2004, a decrease of 2.7% from Ps. 12,964 million for the same period in 2003. On a comparable basis (excluding Vitro OCF) the business unit's net sales grew 1.6% to approximately Ps. 12,405 million for the year ended December 31, 2004 from approximately Ps. 12,207 million for the year ended December 31, 2003. This increase was mainly due to higher sales in the automotive business line, particularly in export sales, which posted strong sales numbers on increasing OEM volumes and auto glass replacement export sales volume. Our construction glass business line in Mexico experienced a decline in net sales (despite a larger sales volume) as added competition from the new Guardian furnace in Queretaro, Mexico and imports from Asia drove prices of the business unit's products downward.

Export sales of the Flat Glass business unit were approximately $294 million for the year ended December 31, 2004, an increase of 15.7% when compared to approximately $254 million for the same period in 2003. This increase was largely due to an increased sales volume of the automotive business line, especially as it obtained new OEM contracts. The automotive business line accounted for 92% of the increase in export sales.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 2.4% to approximately Ps. 10,869 million for the year ended December 31, 2004 from approximately Ps. 10,609 million for the same period in 2003. On a comparable basis (excluding Vancan) the business unit's net sales grew 3.7% to approximately Ps.10,546 million for the year ended December 31, 2004 from approximately Ps.10,172 million for the year ended December 31, 2003. This increase in our business unit's sales primarily due to an increase in sales volume in the business unit's beer, wine, liquor and cosmetics business lines and was offset by a decline in sales volume in the business unit's soft drinks and pharmaceutical business lines and a decline in prices in the returnable soft drink business lines' products. The decrease in sales volume to the business unit's soft drink bottler customers was due to the continuous increase in the market share of alternative forms of packaging in those business lines.

For the year ended December 31, 2004, export sales of the Glass Containers business unit amounted to approximately $266 million, an increase of 7.2% from approximately $248 million for the same period in 2003. This was mainly due to higher sales volume in the business unit's cosmetics and wine and liquor business lines.

Operating Income

Our consolidated operating income decreased 16.3% from approximately Ps. 1,777 million for the year ended December 31, 2003 to approximately Ps. 1,487 million for the same period in 2004. On a comparable basis (excluding companies divested in 2003 and 2004) our operating income decreased 8.3% to approximately Ps. 1,405 million for the year ended December 31, 2004 from approximately Ps. 1,533 million for the year ended December 31, 2003. This decrease was due to an increase in cost of sales from Ps. 17,218 million for the year ended December 31, 2003, to Ps. 17,392 million for the year ended December 31, 2004, due primarily to (i) an increase in energy prices, which were partially mitigated through our price-hedging strategy and the benefits provided by the petroleum coke project in the Monterrey flat glass and glass container furnaces; (ii) decreased operating margins in our Flat Glass business unit; (iii) the modification in 2004 of our depreciation and capitalization policy for molds, consistent with the glass container industry practices, which reduced their useful life from eight to three years and generated an additional charge of approximately Ps. 67 million; and (iv) an increase of approximately Ps. 22 million in selling, general and administrative expenses due to higher freight and distribution expenses.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 856 million for the year ended December 31, 2004, a decrease of 21.2% from Ps. 1,087 million for the same period in 2003. On a comparable basis (excluding Vitro OCF) the business unit's operating income decreased 10.7% to approximately Ps. 809 million for the year ended December 31, 2004 from approximately Ps. 906 million for the year ended December 31, 2003. This decrease was due mainly to a general decrease in the operating margins of the business unit as a result of (i) increased cost of sales in all of its business lines during 2004, due mainly to higher gas and fuel prices and (ii) in the construction business line, also, lower prices in substantially all of the business line's products. The decrease was partially offset by the business unit's increased net sales and decreased operating expenses, though it was not enough to maintain operating margins at the 2003 levels.

Glass Containers Business Unit

The operating income of our Glass Containers business unit decreased 2.2% from approximately Ps. 825 million for the year ended December 31, 2003 to approximately Ps. 807 million for the same period in 2004. On a comparable basis (excluding Vancan) the business unit's operating income decreased 0.1% to approximately Ps. 775 million for the year ended December 31, 2004 from approximately Ps. 776 million for the year ended December 31, 2003. This decrease was mainly due to the modification of our depreciation and capitalization policy for molds in 2004, which was consistent with the glass container industry practices, reducing their useful life from eight to three years.

Total Financing Cost

Our total financing cost decreased by approximately Ps. 663 million from approximately Ps. 2,064 million for the year ended December 31, 2003 to approximately Ps. 1,401 million for the same period in 2004. This decrease in total financing cost was primarily due to (i) a lower exchange loss of approximately Ps. 82 million in 2004 compared to an approximately Ps. 781 million exchange loss in 2003 due primarily to the 0.8% revaluation of the Mexican peso against the U.S. dollar during 2004 compared to the 7.6% devaluation of the Mexican peso against the U.S. dollar during 2003, which was partially offset by the loss derived from the unwinding of the currency exchange swaps in May 2004 and (ii) an increase of the gain from monetary position of approximately Ps. 132 million due to higher inflation during 2004 than in 2003. The net decrease in our financial costs was partially offset by an increase of Ps. 101 million related to the unwinding of an interest rate cap held by the holding company in May 2004, and a decrease of Ps. 71 million in interest income.

Income Tax, Tax on Assets and Workers' Profit Sharing

For the year ended December 31, 2004, we recorded an expense of Ps. 110 million from income tax, tax on assets and workers' profit sharing, as compared to an expense of Ps. 76 million for the same period in 2003 due mainly to increased workers' profit sharing.

Other expenses, net

Other expenses, net, decreased approximately Ps. 12 million from Ps. 150 million for the year ended December 31, 2003 to Ps. 138 million for the same period in 2004. During the year 2004, our restructuring charges increased Ps. 157 million to Ps. 246 million from Ps. 89 million in 2003. This increase is the result of a three-year transformation process at Vitro America designed to streamline the organization and as a cost reducing measure.  Additionally, we had an increase in write-off and loss from sale of assets of Ps. 197 million from Ps. 137 million for the year ended December 31, 2003 to Ps. 334 million for the same period in 2004. These increases were more than offset by a gain of Ps. 467 million in gain from sale of subsidiaries and associated companies from a gain of Ps. 38 million for the year ended December 31, 2003 to a gain of Ps. 505 million for the same period in 2004, which resulted from the sales of Vitro OCF and Vancan during 2004.

Net loss

We had a reduction in net loss of approximately Ps. 382 million from approximately Ps. 454 million for the year ended December 31, 2003 to approximately Ps. 72 million for the same period in 2004. This reduction resulted mainly from the decrease in total financing costs.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2006, we had cash and cash equivalents totalling approximately Ps. 984 million ($90 million). Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States.

Under Mexican GAAP, our consolidated statement of changes in financial position identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos. Thus, the changes shown in the statements of changes in financial position included in our consolidated financial statements do not necessarily represent cash flow activities. Accordingly, the discussion of cash flows presented in the following paragraph and under "-Changes in Working Capital" are based on the reconciliation to U.S. GAAP included in note 24 to our audited consolidated financial statements.

Net cash generated from operations for the year ended December 31, 2005 was approximately Ps. 928 million ($87 million), a decrease of 9% from approximately Ps. 1,022 million ($96 million) of net cash generated from operations for the year ended December 31, 2004.  This was primarily due to an increase in payments of employee retirement obligations in 2005.

As of March 31, 2006, approximately Ps. 5,008 million ($460 million) of our indebtedness was short-term debt of which Ps. 1,533 million ($141 million) were short-term loans and Ps. 3,475 million ($319 million) were current maturities of long-term loans. Ps. 2,375 million ($218 million) mature in the subsequent nine months of 2006 and Ps. 4,477 million ($411 million) mature in 2007. Certain of our debt maturing in 2007 will require us to make increased interest payments commencing September 2006 and other payments, in cash or common stock, if we do not achieve certain levels of reduction of our indebtedness by such date. Our lenders are not obligated to refinance this debt as it matures during the course of the year. Our ability to refinance our short-term debt depends on our ability to achieve an appropriate combination of financing from third parties, access to capital markets, asset sales and operating improvements.

Changes in Working Capital

Our working capital increased Ps. 155 million during 2005. This increase was principally due to payments of employee retirement obligations.

The increase in working capital was partially offset by a reduction of accounts receivable as a result of our new securitization of accounts receivable programs in our Glass Containers and Flat Glass business units and an increase in the related retained undivided interests in the securitized receivables. The net effect for the year ended December 31, 2005 was a decrease of Ps. 199 million in our working capital.

Capital Expenditures

We operate in capital-intensive industries and require ongoing investments to update our assets and technology. In prior years, funds for those investments and for working capital needs, joint venture transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, short and long-term debt and, to a lesser extent, divestitures.

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

During 2006, we expect to make capital expenditures in the range of $120 million as follows:

  purchase of molds and racks required for introduction of new automotive glass platforms and for glass containers molding;

  refurbish and provide needed maintenance to certain of our furnaces, including a float glass furnace and glass containers furnaces, located in Monterrey, Mexico; and

  the remaining capital expenditures in 2006 will be applied to (i) mainly maintaining or improving efficiencies on the installed technology of several of our other facilities, and (ii) investments in purchasing equipment, such as inspection equipment.

We expect to finance the capital expenditures discussed above with cash flows generated by our operations.

For the year ended December 31, 2005, our capital expenditures totaled Ps. 1,015 million ($96 million), a decrease of 25% compared with the capital expenditures for the same period in 2004. Capital expenditures during 2005 were made primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit accounted for 57% of our total capital expenditures, which primarily related to the refurbishment of one of our furnaces in Monterrey, Mexico (finished in mid-May of 2006), as well as the acquisition of tools and equipment to serve new platforms for the OEM auto-glass business line. Approximately 42% of our capital expenditures for the year ended December 31, 2005 were incurred by our Glass Containers business unit, mainly for maintenance in both its Mexican and Central American facilities and a partial investment for a major furnace repair initiated towards the end of 2005. The remaining amount was incurred for maintenance programs in our corporate offices and by our Bosco subsidiary which we sold in 2005 and was previously included in our Glassware reportable segment.

For the year ended December 31, 2004, our capital expenditures totaled Ps. 1,361 million ($128 million). Capital expenditures during 2004 were incurred primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit accounted for 50% of our total capital expenditures, which primarily related to the refurbishment of one of our furnaces in Monterrey, Mexico; converting some of our furnaces to use alternative fuels; expanding our position as a distributor and processor of flat glass in Spain and Portugal; implementing new platforms and automating some of the automotive business line's processes. Approximately 41% of our capital expenditures for the year ended December 31, 2004 were incurred by our Glass Containers business unit, mainly for maintenance in both its Mexican and Central American facilities and the installation of a new bottle-production line for the cosmetics service line in response to growing demand. The remaining amount was incurred for maintenance programs in our corporate offices and by Bosco.

For the year ended December 31, 2003, our capital expenditures totaled approximately Ps. 1,796 million ($169 million). Capital expenditures during 2003 were incurred primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit expenditures were mainly incurred by Vitro AFG, our joint venture with AFG Industries, as well as for the refurbishment of one of our furnaces in Monterrey. Our Glass Containers business unit expenditures were mainly for the refurbishment of its furnace in Queretaro, Mexico and maintenance in both its Mexican and Central American facilities. The remaining amount was primarily incurred for other maintenance related programs.

Financing Transactions

During the year ended December 31, 2005 and the three months ended March 31, 2006, we refinanced a significant portion of our consolidated indebtedness. The indebtedness we incurred generally bore interest at a higher rate than the indebtedness it refinanced, which was, however, consistent with our strategy of extending the average life of our debt, giving us flexibility to concentrate on improving profitability of our operations.

Certain of our indentures restrict our ability to incur additional debt except for specific baskets and to refinance existing debt if we fail to comply with certain financial ratios. The failure to comply with those financial ratios does not represent an event of default in our indentures.

On the other hand, certain of our credit facilities restrict our ability to incur additional debt if we fail to comply with certain financial ratios and do not provide for any exception. As of December 31, 2005 and March 31, 2006, we did not meet certain of those financial ratios. Nevertheless, we obtained the necessary waivers and/or amendments and therefore the failure to comply with such financial covenants did not represent an event of default on the credit facilities and did not allow the lender to accelerate the maturity of the debt under such credit facilities. We expect not to meet certain of those financial ratios as of June 30, 2006.

At no time has the Company failed to make required principal or interest payments.

Indebtedness and Receivable Sales Programs

Short-Term Debt. Our short-term debt consists primarily of unsecured and secured borrowing arrangements with Mexican and foreign banks and commercial paper programs denominated in U.S. dollars. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 3.0% above LIBOR, for the U.S. dollar-denominated loans, and floating market rates, for the peso-denominated loans. As of December 31, 2005 and March 31, 2006, we had approximately Ps. 1,182 million ($111 million) and Ps. 1,532 million ($141 million), respectively, of short-term debt, excluding the current portion of long-term debt.

The following table sets forth the aggregate amounts of our outstanding short and long-term debt as of March 31, 2006.

	As of March 31, 2006
	(Ps. millions)	($ millions)(1)
Short‑term debt(2)(3)	Ps. 5,008	$ 460
Long‑term debt(4)(5)	9,743	894

____________

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 10.8935 pesos per one U.S. dollar, the Free Exchange Rate on March 31, 2006.

(2) Includes the current portion of our long-term debt, which was Ps. 1,532 million ($141 million) as of March 31, 2006.

(3) Approximately 73% and 3% of the aggregate amount of our short-term debt as of March 31, 2006 was denominated in U.S. dollars and Euros, respectively. If the current portion of our long-term debt were excluded from our outstanding short-term debt, approximately 88% and 9% of the aggregate amount of our short-term debt as of March 31, 2006 was denominated in U.S. dollars and Euros, respectively.

(4) Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of March 31, 2006 was Ps. 13,219 million ($1,213 million).

(5) Approximately 93% and 0.5% of the aggregate amount of our long-term debt as of March 31, 2006 was denominated in U.S. dollars and Euros, respectively. If the current portion of our long-term debt were included within our outstanding long-term debt, approximately 83% and 1% of the aggregate amount of our long-term debt as of March 31, 2006 was denominated in U.S. dollars and Euros, respectively.

Long-Term Debt. As of December 31, 2005 and March 31, 2006, we had approximately Ps. 13,527 million ($1,272 million) and Ps. 13,219 million ($1,213 million), respectively, of long-term debt, including the current portion of long-term debt.

The following is a brief summary of our significant long-term indebtedness, including the current portion of long-term debt, with restrictive covenants outstanding as of March 31, 2006. For further description of our long-term indebtedness, please refer to note 11 of our audited financial statements included elsewere in this document:

Facility	Outstanding Principal Amount as of March 31, 2006	Interest Rate and Payment Dates	Final Amortization/ Maturity

113/8% Vicap Notes Issuer: SOFIVSA Guarantor: Vitro	$152 million	Interest Rate: 11⅜% per annum. Interest Payment Dates: Semiannually on May 15 and November 15 of each year.	May 15, 2007

113/4% 2013 Notes Issuer: Vitro	$225 million

Interest Rate: 11 3/4% per annum.

Interest Payment Dates: Semiannually on May 1 and November 1 of each year.

Interest Rate Step Up: 1% per annum, until completion of the offer to exchange for SEC registered notes.

November 1, 2013

Senior Secured Guaranteed Notes Borrower: Vitro Envases Norteamerica Guarantor: Certain Subsidiaries of Vitro Envases Norteamerica	$250 million	Interest Rate: 10.75% per annum Interest Payment Dates: Semi-annually beginning on January 23, 2005.	July 29, 2011

Secured Term Loan Borrower: Vitro Envases Norteamerica Guarantors: Certain Subsidiaries of Vitro Envases Norteamerica	$145 million	Interest Rate. LIBOR plus 6.25% Interest Payment Dates: Quarterly beginning three months after the closing date.	February 24, 2010

Unsecured Guaranteed Loan Borrower: Vitro Envases Norteamerica Guarantor: Certain Subsidiaries of Vitro Envases Norteamerica	$105 million	Interest Rate: Months 1 to 10: LIBOR plus 10.00% Months 11 to 14: LIBOR plus 10.50% Month 15 and thereafter: LIBOR plus 11.00% Interest Payment Dates: Quarterly beginning on May 24, 2005.	March 21, 2007

Below is a summary of the terms of the foregoing facilities or securities.

Vicap Notes. On May 13, 1997, Vicap, S.A. de C. V., which we refer to as "Vicap," Vitro's wholly owned subsidiary and financing vehicle in Mexico, as of today merged with Servicios y Operaciones Financieras Vitro, S.A. de C.V., a wholly owned subsidiary of Vitro which we refer to as "SOFIVSA,"completed an offering under Rule 144A of $250 million aggregate principal amount of its 11⅜% Guaranteed Notes due 2007 ("Vicap Notes"), unconditionally guaranteed by Vitro, the Vicap Notes and the guarantee by Vitro are general, senior unsecured obligations and rank pari passu with senior unsecured obligations.However, obligations of Vitro to its creditors, including holders of the Vicap Notes, are effectively subordinated in right of payment to all direct liabilities of its subsidiaries. The Indenture contains covenants limiting, among other things, the ability of Vitro and/or its Restricted Subsidiaries (as defined therein) to incur additional indebtedness, pay dividends or make certain investments, engage in transactions with affiliates, engage in mergers and consolidations and create or permit liens.

As of March 31, 2006, we had purchased Vicap Notes with an aggregate principal amount of $97.6 million, which were canceled.

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

On January 31, 2005, Vena reopened the 10.75% Senior Secured Guaranteed Notes due 2011 for an additional aggregate principal amount of $80 million.

Vena's Senior Secured Term Loan. On February 24, 2005, Vena entered into a $150 million Senior Secured Term Loan with certain lenders. The facility is secured, on a pari passu basis with the existing Senior Secured Guaranteed Notes due 2011. The agreement governing the Senior Secured Term Loan contains certain customary restrictive covenants including restriction on the ability of Vena to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets and (iv) be part of certain merger, consolidation and asset sale activities.

Unsecured Guaranteed Loan. On September 21, 2005, VENA entered a credit agreement with certain lenders. The credit agreement contains customary restrictive covenants including restrictions on the ability of VENA to (i) incur additional indebtedness, and (ii) grant certain liens on its assets.

Sales of Receivables

See Item 5. Operating and Financial Review and Prospects - Off-Balance Sheet Arrangements"

Covenant Compliance

As a result of the deterioration in our results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with certain financial covenants contained in our debt instruments. During 2001, 2002, 2003 and 2005 some of our subsidiaries executed amendments and/or waivers with respect to certain of their financial covenants contained in their debt agreements and instruments and in one of their accounts receivable factoring programs.

Our ability to comply with our financial covenants in the future depends upon several variables, including our operating results, the level of our indebtedness and changes in currency and interest rates. The occurrence of one or more of the following events, among others, in the future will likely require us to seek further amendments and/or waivers of our financial covenants-a lack of improvement in our operating results, our failure or inability to reduce our level of indebtedness, a devaluation of the peso relative to the U.S. dollar or an increase in interest rates applicable to our indebtedness. Thus, we may be required to obtain amendments and/or waivers in order to comply with our financial covenants. However, there can be no assurance that we will be able to obtain such future amendments and/or waivers or be successful in taking other actions to avoid potential defaults under such covenants.

Under certain of our subsidiaries' credit agreements; if such subsidiary does not meet certain financial ratios, its ability to pay dividends is restricted. From 2001 to 2005, certain of our subsidiaries were restricted from paying dividends by their credit agreements. For more information, see "-Long-Term Debt."

Certain of our indentures restrict our ability to incur additional debt except for specific baskets and to refinance existing debt if we fail to comply with certain financial ratios. The failure to comply with those financial ratios does not represent an event of default in our indentures.

On the other hand, certain of our credit facilities restrict our ability to incur additional debt if we fail to comply with certain financial ratios and do not provide for any exception. As of December 31, 2005 and March 31, 2006, we did not meet certain of those financial ratios. Nevertheless, we obtained the necessary waivers and/or amendments and therefore the failure to comply with such financial covenants did not represent an event of default on the credit facilities nor did it allow the lender to accelerate the maturity of the debt under such credit facilities.

At no time has the Company failed to make required principal or interest payments.

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

Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See "-Indebtedness and receivable sales programs."

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

Divestitures

From 2001 to 2005, we have received aggregate net proceeds of approximately $299 million from divestitures and asset sales without including debt transferred to the acquirers. Please refer to "Item 4. Information on the Company-Business-Divestitures" for a description of these transactions. These transactions provided a non recurring source of cash that were used primarily for debt reduction.

Share Repurchases and Sales

During 2005, we did not repurchase or sell our shares.

As of December 31, 2005 approximately 28.3 million of our shares remained held as treasury stock.

PBGC Matter

As part of the disposal of Anchor Glass Container Corp., which we refer to as "Anchor," in August 1996 in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation, which we refer to as the "PBGC," a United States governmental agency that guarantees pensions, a limited guaranty of Anchor's unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor's assets, which we refer to as "New Anchor." The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

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

On June 20, 2003, the PBGC wrote us, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of $219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than $122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of our limited guaranty had occurred. Accordingly, in such letter, the PBGC demanded payments pursuant to the term sheet of $7 million on or before August 1, 2003 and of $3.5 million semiannually through August 1, 2011. We intend to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by us. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, we will establish an appropriate accounting reserve. As of this date, we have not established any reserves in connection with such potential liability.

Energy

Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year "take-or-pay" power purchase agreement with Tractebel. Whirlpool, Vitro OCF and Vitrocrisa, together, were required to purchase approximately 20 megawatts of electrical power. Thus, after their divestiture, we are currently obliged to purchase approximately 90 megawatts of electrical power. The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

Put on Shares of Cristalglass

A group of individual investors owns a 40% interest in Cristalglass. We have the option of purchasing the 40% of the shares from the minority interest, which can be exercised beginning on May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 4,800 million Spanish pesetas (approximately $35 million as of December 31, 2005). Additionally, the minority interest has a put option pursuant to which they may require us to purchase all or part of their 40% interest in Cristalglass, which can be exercised beginning on May 1, 2003 for 4,000 million Spanish pesetas (approximately $29 million as of December 31, 2005) at the value of the Spanish peseta at the date of sale.

OFF-BALANCE SHEET ARRANGEMENTS

Sales of receivables

The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. As of December 31, 2004 and 2005, the total amount of trade receivables sold in our factoring agreements is $74 million and $18 million, respectively as follows:

  Vitro Cristalglass has a revolving factoring program with several financial institutions. As of December 31, 2004 and 2005 the maximum capacity available under these programs is $28 million and $31 million, respectively. As of December 31, 2004 and 2005 Vitro Cristalglass had sold approximately $21 million and $18 million of trade receivables, respectively.

  During 2004, COVISA had a revolving factoring agreement with Transamerica Commercial Finance Corporation. As of December 31, 2004 the maximum capacity available under this program was $75 million from which COVISA had sold approximately $53 million. COVISA terminated this agreement in 2005 and it was not renewed.

Securitization of trade receivables

Securitization of VENA trade receivables. - On March 31, 2005, Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V. and Comercializadora Alcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 million and $19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a fideicomiso "Mexican Trust" that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. The Ps. 550 million was obtained through the issuance of certified preferred securities ("certificados bursatiles preferentes") that trade on the Mexican Stock Exchange issued by the Mexican Trust, and $19 million in subordinated notes, which have a payment guarantee by Vitro. The interest payments and eventual principal reimbursement on the certificados bursatiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Mexican Trust. At December 31, 2005 the gross receivables sold to the Mexican Trust totaled Ps. 742 million and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 153 million.

Securitization of Vitro Plan trade receivables. - On August 22, 2005, Vitro Plan, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for $21.5 million, at an interest rate of 6.5%. Vitro Plan entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a fideicomiso "Mexican Trust" that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by some of Vitro Plan's subsidiaries and sold to the Mexican Trust. At December 31, 2005, the gross receivables sold to the Mexican Trust totaled Ps. 677 million and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 315 million.

Securitization of Vitro America trade receivables. - During 2004, Vitro America closed a contract for selling all their accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purposes of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of $40 million and retained undivided interests in securitized receivables. The contract expires in May 2007 and is subject to annual renewal approval by the financial institution. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. As of December 31, 2004 and 2005, the gross receivables sold totaled approximately $63 million and $71 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 and 2005 was $29 million and $31 million, respectively.

As of December 31, 2003, 2004 and 2005 we had an aggregate of $99 million, $105 million and $130 million, respectively, in off-balance-sheet financing related to our sales of receivables and securitization of receivables programs.

Put on Shares of Cristalglass

A group of individual investors owns a 40% interest in Cristalglass. We have the option of purchasing the 40% of the shares from the minority interest, which can be exercised beginning on May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 4,800 million Spanish pesetas (approximately $35 million as of December 31, 2005). Additionally, the minority interest has a put option pursuant to which they may require us to purchase all or part of their 40% interest in Cristalglass, which can be exercised beginning on May 1, 2003 for 4,000 million Spanish pesetas (approximately $29 million as of December 31, 2005) at the value of the Spanish peseta at the date of sale.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commercial commitments, in millions of constant pesos as of December 31, 2005.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Ps. millions)

Short- and long-term debt(1)(2)	Ps. 20,434	Ps. 4,925	Ps. 6,353	Ps. 2,949	Ps. 6,207
Capital lease obligations	0	0	0	0	0
Operating leases(3)	1,469	439	557	361	112
Unconditional purchase obligations(4)	0	0	0	0	0
Other long-term obligations(5)	2,704	275	552	571	1,307
Total contractual obligations	Ps. 24,607	Ps. 5,639	Ps. 7,462	Ps. 3,881	Ps. 7,626

___________________

(1) For a description of our most recent financing transactions, see "-Indebtedness and receivable sales programs-Long-Term Debt-Glass Containers Business Unit-Vena's 10.75% Senior Secured Guaranteed Notes due 2011," "-Indebtedness and receivable sales programs-Long-Term Debt-Glass Containers Business Unit-Vena's Senior Secured Term Loan" and "-Indebtedness and receivable sales programs-Long-Term Debt-Sale of Receivables."

(2) Includes scheduled interest payments with fixed and variable rates. For our variable interest rate debt, we utilized the rates in effect as of December 31, 2005, as disclosed in Note 11 of our consolidated financial statements when estimating the scheduled interest payments.

(3) The amounts set forth above under "Operating leases" include payments that will be made under leases relating to three airplanes, warehouses, forklifts and computer equipment.

(4) Beginning in April 2003, certain of our subsidiaries agreed to purchase, in the aggregate, approximately 110 megawatts of electrical power and approximately 1.3 million tons of steam per year pursuant to a 15 year "take-or-pay" power purchase agreement with Tractebel. Whirlpool, Vitro OCF and Vitrocrisa, together, were required to purchase approximately 20 megawatts of electrical power. Thus, after their divestiture, we are currently obliged to purchase approximately 90 megawatts of electrical power. The price at which we are required to purchase electrical power and steam is based on variables, such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

(5) Expected benefits payment regarding the company pension and seniority pension plan.

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

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. We believe the amounts recorded or disclosed in our financial statements are based on the best estimates and judgments of management. However, actual outcomes could differ from our estimates. See "-Liquidity and Capital Resources-PBGC Matter."

Financial Instruments

Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to accounting standards effective at that moment (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. Prior to the implementation of Bulletin C-10, financial instruments for hedging purposes were valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

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

Seniority Premiums and Pension Plans

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3, "Labor Obligations", issued by the Instituto Mexicano de Contadores Publicos, which we refer to as the "IMCP," and the actuarial computations are made by an independent actuary, based on estimates of future compensation increases, inflation, investment returns, mortality, turnover and expected discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our consolidated results of operations and financial condition.

The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed discount rate and expected rate of return on plan assets on the net periodic pension cost and on the net pension liability:

Year Ended December 31, 2005 (In millions of constant pesos)
One-percentage-point increase in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	(3) (114)
One-percentage-point decrease in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	2 132
One-percentage-point increase in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	(6) (3)
One-percentage-point decrease in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	6 4

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

Deferred Taxes

In assessing the realizability of deferred tax assets, management considers whether it is highly probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets recorded as of the most recent balance sheet presented, the Company will need to generate future taxable income of approximately Ps. 7,035 million prior to the expiration of the net operating loss carryforwards in 2014. Taxable income for the year ended December 31, 2005 was Ps. 1,592 million.

We believe we will generate sufficient taxable income in future years that will allow us to utilize our tax loss carryforwards. Our operating plans and future projections support this position. Despite a cumulative loss for the three year period ended December 31, 2005, we estimate that we will be able to generate taxable income in the future based on reasonable economic assumptions, such as the significant reduction in the devaluation of the Mexican peso against the U.S. dollar, in recent years. The Mexican peso devaluation has continued to decrease significantly over the previous three year period, which supports our position that our ability to generate future profits will not be adversely impacted by this economic effect to the same extent as in previous years. However, although the exchange rate has been stable in recent years, there is still a risk of devaluation in Mexico.

A significant portion of the Company's taxable temporary differences expires in fiscal year 2008. The amount of the shortfall from the reversal of taxable temporary differences in 2008 that could lead to the expiration of tax loss carryforwards and asset tax carryforwards or the write-off of deferred tax assets, absent future taxable income and the implementation of certain tax strategies, is Ps. 1,205 million. Our asset tax carryforwards may only be utilized after we have fully utilized our tax loss carryforwards and generated sufficient taxable income. A significant portion of our asset tax carryforwards expire in 2008. We plan to recover such asset tax carryforwards in 2008 after utilizing our tax loss carryforwards, by generating taxable income based on our tax strategies. The potential impact to the financial statements if our tax strategies do not result in the full utilization of our tax loss carryforwards is the 28% of the tax loss carryforwards not used. The amount of headroom that the Company estimates to realize the tax loss carryforwards in 2008 is approximately Ps. 332 million.

The Company has tax strategies which management believes are prudent and feasible, and, if required, would be implemented to prevent the tax loss carryforwards from expiring unused. Such tax strategies allow us to generate taxable income in the future in order to utilize our tax loss carryforwards. The nature of these tax strategies includes: gain on sale of assets (corporate office building and the surrounding undeveloped land), gain on sale of subsidiaries and contributions to our non-deductible pension account, among others.

Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible and the implementation of tax strategies, if necessary, management believes it is highly probable that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2005.

New Accounting Pronouncements

Mexican GAAP

For a discussion of the new accounting pronouncements under Mexican GAAP please refer to note 22 to our consolidated financial statements.

U.S. GAAP

For a discussion of the new accounting pronouncements under U.S. GAAP please refer to note 24 n) 16 to our consolidated financial statements.

RESEARCH AND DEVELOPMENT

Our research and development efforts are generally decentralized with each of our operating business unit making its own decisions as to research and development expenditures and areas of emphasis. In 1999, we formed a technology committee which coordinates research and development projects that have the potential to create synergies that could be implemented in more than one of our business units. In addition, in 2001 we incorporated and migrated several of our Mexican subsidiaries that own certain of our intellectual property relating to our Flat Glass and Glass Containers business units to Switzerland. These Swiss subsidiaries will perform research and development activities, license the technology to our Mexican operating subsidiaries and undertake development efforts jointly with the Mexican subsidiaries and, eventually, third parties. Also, through technology licensing arrangements, we benefit significantly from research and development conducted by certain of our joint venture partners. Of particular significance to us is the technology license agreement with Pilkington, which provides us with state of the art float glass technology. This technology license agreement has been recently extended until July 31, 2006.  We are currently in negotiations to renew such agreement substantially on the same terms and conditions as the current agreement or to execute a new agreement. Even though we do not expect to have difficulties in obtaining an extension, renewal or executing a new agreement, we cannot be certain that the agreement will be extended, renewed or a new agreement will be executed before the expiration of the current agreement.  In September 2005, we notified Pilkington that we would be terminating the Automotive Technical Assistance Agreement, which will be effective in September 2006.  The Glass Containers business unit uses its own technology, some of which has been patented, and also uses technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to freely use the technology provided to us by Owens-Illinois under those technical assistance agreements. However, we do not currently have an agreement that provides us with the technology developed by Owens-Illinois after September 1999. We own a number of trademarks and patents, which, in the aggregate, are important to the conduct of our business, none of which individually, however, is material to our business as a whole. No material amount of money was spent on research activities during 2003, 2004 or 2005.

A number of our subsidiaries conduct all or a portion of their businesses through joint ventures or technology alliances with non-Mexican partners and we expect to enter into other similar arrangements in the future. Certain of these partners also license technology, trademarks and trade names to our subsidiaries for use in the manufacture and selling of various products, including flat glass and glass containers. We believe that these joint ventures, alliances and license arrangements provide us with important competitive advantages. We cannot be certain that in the future, some of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investments, the reduction of import duties and tariffs that has occurred under NAFTA or for other reasons. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. Please see "Business-Operating Business Units."

Item 6.  Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Unless the context otherwise requires, in the sections entitled "Directors and Senior Management," "Board Practices" and "Share of Ownership" of this Item 6, the words "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

Directors

The following information relates to our directors (consejeros). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was elected as a director.

Our Board of Directors is responsible for the management of our business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders' meeting and that each member of our Board of Directors shall be elected at such shareholders' meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our annual general ordinary shareholders' meeting held on April 27, 2006, our shareholders resolved that our Board of Directors would consist of 14 directors. We have no alternate directors.

A list of our current directors, their principal occupations and directorships, the year they first became our director and the year of their birth are set forth below.

Name	Principal Occupation	First Became a Director	Year of Birth
Adrian Sada Trevino	Director and Honorary Chairman of the Board of Directors of Vitro, S.A. de C.V.	1969	1920
Adrian Sada Gonzalez	Chairman of the Board of Directors of Vitro, S.A. de C.V.	1984	1944
Federico Sada Gonzalez	President and Chief Executive Officer of Vitro, S.A. de C.V.	1982	1949
Tomas Gonzalez Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A. de C.V.	1980	1943
Andres Yarte Cantu	Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A.	1991	1941
Gustavo Madero Munoz	Federal Congressman (Representative), Mexican Congress	1996	1955
Carlos Represas	Chairman of the Board of Directors of Nestle Mexico, S.A. de C.V.	1998	1945
Jaime Serra Puche	Founder, SAI-Consultores, S.C.	1998	1951
Lorenzo Zambrano Trevino	Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.	1998	1944
Carlos Munoz Olea	Private Investor	2000	1955
Joaquin Vargas Guajardo	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954
Raul Rangel Hinojosa	Legal and Strategic Services Consultant and Secretary of the Board of Directors of Vitro, S.A. de C.V.	2001	1949
Alejandro Garza Laguera	President of Desarrollo Inmobiliario Omega	2001	1926
Eduardo Brittingham Summer	Private Investor	2001	1926

The directors listed above were elected for a one year term by our shareholders at the annual general ordinary shareholders' meeting held on April 27, 2006. The directors receive directors' fees of three Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and three Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive five Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 15,000.

The following are brief descriptions of the current occupations and biographical information of each of our directors:

Adrian Sada Trevino, Member and Honorary Chairman of the Board of Directors of Vitro:

Mr. Sada is Chairman of the Board of Directors of the Fundacion Martinez Sada.

Adrian Sada Gonzalez, Chairman of the Board of Directors of Vitro:

Mr. Sada is a member of the Boards of Directors of Alfa, S.A. de C.V., Gruma, S.A. de C.V., Cydsa, S.A. de C.V., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council, the Consejo de Industriales de Nuevo Leon and Pronatura. In addition, he is a member of the Young Presidents Organization. Mr. Sada is also President of our Finance and Planning Committee.

Federico Sada Gonzalez, President and Chief Executive Officer of Vitro:

Mr. Sada is currently a member of the Boards of Directors of the Instituto Tecnologico y de Estudios Superiores de Monterrey, Bombardier, Inc., Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center. Mr. Sada is the former Chairman of the Mexican Council for Foreign Trade. He serves as the Chairman of the Council of the National Museum of History and as the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation. Mr. Sada is also a member of International Business Council of the World Economic Forum. On May 14, 1999, he became the first President of the Mexican Council for International Commerce.

Tomas Gonzalez Sada, Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A. de C.V.:

Mr. Gonzalez is the Vice-President of the Mexican Institute of Competitiveness, the Treasurer of the Fundacion Martinez Sada, a member of the Boards of Directors of Regio Empresas, S.A. de C.V. and the Mexican Businessmen Council and Honorary Consul-General of Japan in Monterrey, Mexico.

Andres Yarte Cantu, Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A.:

Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A. and K-Inver, S.A. Mr. Yarte is also President of our Corporate Responsibility Committee.

Gustavo Madero Munoz, Federal Congressman (Representative), Mexican Congress:

Mr. Madero serves as a Representative in the Mexican Congress and is the Chairman of the Tax and Finance Committee of the Mexican Congress. He is also Chairman of the Board of Directors of Hermanos Madero. Mr. Madero is also the President of our Audit Committee.

Carlos Represas, Chairman of the Board of Directors of Nestle Mexico, S.A. de C.V.:

Mr. Represas is Chairman of the Board of Directors of Nestle Mexico, S.A. de C.V., a member of the Boards of Directors of Dreyer's Grand Ice Cream Holdings, Inc. and Bombardier, Inc., a member of the Advisory Council of the Global Business Policy Council and Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico. He is also President of the Mexico Chapter of the Latin American Chamber of Commerce in Switzerland, member of the Boards of the Mexican Health Foundation and the Latin America Business Council (CEAL), Executive Vice President (Vevey, Switzerland) and President of the Americas of Nestle, S.A. (1994-2004).

Jaime Serra Puche, Founder, SAI-Consultores, S.C.:

Mr. Serra is a member of the Boards of Directors of Fondo Mexico, Grupo Modelo, Tenaris and Chiquita Brands International. He has served as Mexico's Secretary of Finance, Secretary of Trade and Industry and Undersecretary of Revenue.

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

Lorenzo Zambrano Trevino, Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V.:

Mr. Zambrano is Chairman of the Board of Directors of the Instituto Tecnologico y de Estudios Superiores de Monterrey. In addition, he is a member of the Boards of Directors of Femsa, S.A. de C.V., IBM, Empresas ICA, S.A. de C.V., Alfa, S.A. de C.V. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, Citigroup's International Advisory Board, and the Museo de Arte Contemporaneo. Mr. Zambrano is also the President of our Evaluation and Compensation Committee.

Carlos Munoz Olea, Private Investor:

Mr. Munoz is Vice-President of Fomento Bursatil, Super Mart and Manufacturas de Concreto. In addition, he is a member of the Board of Directors of Instituto Tecnologico y de Estudios Superiores de Monterrey, Chihuahua Campus and Banco Nacional de Mexico ("Banamex") (northern zone).

Joaquin Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.:

Mr. Vargas is Chairman of the Board of Directors of Corporacion Mexicana de Restaurantes, S.A. de C.V. In addition, he is a member of the Boards of Directors of Grupo Costamex, S.A. de C.V. and Grupo Posadas and is a member of the Mexican Businessman Council.

Raul Rangel Hinojosa, Legal and Strategic Services Consultant and Secretary of the Board of Directors of Vitro, S.A. de C.V.:

Mr. Rangel is a legal and strategic services consultant and a member of the Board of Directors of the Universidad de Monterrey and the Law and Criminology Department of the Universidad Autonoma de Nuevo Leon. He is also Vice-President of the Advisory Council of the Universidad Autonoma de Nuevo Leon. In addition, he is a member of the Regional Board of Banamex and a member of the Universidad Autonoma de Nuevo Leon Foundation, A.C.

Alejandro Garza Laguera, President of Desarrollo Inmobiliario Omega:

Mr. Garza is President of Desarrollo Inmobiliario Omega and member of the Board of Directors of Cydsa, S.A. de C.V., Instituto Tecnologico y de Estudios Superiores de Monterrey and the Centro de Estudios de Economia y Educacion. In addition, he is a member of the Latin American Board of the Wharton School of the University of Pennsylvania and the Joseph H. Lauder Institute of the University of Pennsylvania.

Eduardo Brittingham Summer, Private Investor:

Mr. Brittingham is Chief Executive Officer of Laredo Autos, S.A. de C.V. and Corporacion Internacional de Manufacturas.

Examiner and Secretary

We have a comisario, or "Examiner," who is elected by our shareholders at the annual general ordinary shareholders' meeting. Under Mexican law, the Examiner's duties include, among other things, examination of our operations, books, records and any other appropriate documents and the presentation of a report of such examination at the annual general ordinary shareholders' meeting. At the annual general ordinary shareholders' meeting held on April 27, 2006, Manuel Guemez de la Vega was elected to serve as Examiner for one year and Julio Escamez Ferreiro was elected as alternate Examiner also for one year. The Examiner receives a fee of three Centenarios, or its equivalent monetary value, per each meeting of our Board of Directors and three Centenarios, or its equivalent monetary value, per each meeting of the committees of our Boards of Directors he attends, other than the Audit Committee, for which he receives five Centenarios, or its equivalent monetary value, per each meeting he attends plus a monthly fee of Ps. 15,000.

Our Board of Directors appoints the Secretary of our Board of Directors, who need not be a director. The current Secretary of our Board of Directors, elected at our annual general ordinary shareholders' meeting held on April 27, 2006, is Raul Rangel Hinojosa, a member of the Board of Directors.

Senior Management

The following table sets forth certain information with respect to our senior managers (directores). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was selected as a member of the senior management.

Name	Title	Current Position Held Since	Year of Birth
Federico Sada Gonzalez	President and Chief Executive Officer	1995	1949
Alejandro Sanchez Mujica	General Counsel	2005	1954
Claudio Del Valle Cabello	Chief Administrative Officer	2003	1960
Alvaro Rodriguez Arregui	Chief Financial Officer	2003	1967
Hugo Lara Garcia	President of the Flat Glass business unit	2006	1965
Alfonso Gomez Palacio Gastelum	President of the Glass Containers business unit	2003	1942

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

On January 1, 1995, Mr. Sada was named our President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A. de C.V., the Instituto Tecnologico y de Estudios Superiores de Monterrey, Bombardier, Inc., Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center.

In addition to his responsibilities at Vitro, Mr. Sada is the Chairman of the Council of the National Museum of History and the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation. He is a member of the International Business Council of the World Economic Forum. On May 14, 1999, he became the first President of the Mexican Council for International Commerce.

Alejandro Sanchez Mujica, General Counsel:

 Mr. Sanchez earned a law degree from the Escuela Libre de Derecho in Mexico City, where he graduated in 1978. In addition, he earned a Master of Comparative Jurisprudence degree from the University of Texas at Austin, School of Law in 1979 and a Master of Arts (Economics and Administration) also from the University of Texas at Austin in 1980. In 1983, he worked at the Secretaria de Programacion y Presupuesto, as advisor to the Undersecretary of Regional Development. In 1983, Mr. Sanchez also joined the Instituto para el Deposito de Valores ("INDEVAL") as Legal Manager. In 1985 he joined DESC, Sociedad de Fomento Industrial, as Legal Manager of Industrias Negromex, S.A. de C.V. and later of Novum, S.A. de C.V., afterward becoming Executive Legal Director. In 1992, he became the Corporate Legal Director of Pulsar Internacional, S.A. de C.V. In 2003 he joined the law firm of Thompson & Knight, were he was made Senior Partner. In 2005, Mr. Sanchez joined us as our Executive Legal Vice-President.

Claudio Del Valle Cabello, Chief Administrative Officer:

Mr. Del Valle earned a Bachelor in Public Accounting at the Universidad Regiomontana in Monterrey, Mexico. In 1978, Mr. Del Valle began working for Gomez Morfin Meljem and Asoc. (now Galaz, Yamazaki, Ruiz Urquiza S.C., Member of Deloitte Touche Tohmatsu) as a Junior Auditor and later became Senior Supervisor. In 1985, Mr. Del Valle joined us as Chief of Special Studies for our former raw materials business. In 1986, he became our Tax Consolidation Manager. In 1992, Mr. Del Valle was appointed Vice President for Administration of Vitro Corporativo, S.A. de C.V. and in 1995 was appointed Vice President of Finance and Controller of Anchor Glass Container Corp. In 1996, Mr. Del Valle was appointed our Vice President of Treasury and Administration. In 2002, Mr. Del Valle was appointed our Chief Financial Officer and, in August 2003, he was named our Chief Administrative Officer.

Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo Leon, Mexico. Also, in 2001 Mr. Del Valle was appointed Vice President of the Fiscal Committee of the Mexican Stock Exchange. Mr. Del Valle was the President of the Issuers' Committee of the Mexican Stock Exchange and as of today act as Tax Vice President of the Issuers Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana.

Alvaro Rodriguez Arregui, Chief Financial Officer:

Mr. Rodriguez has served as Chief Executive Officer of Farmacias Benavides, S.A. de C.V. and as Chief Financial Officer of Grupo Elektra, S.A. de C.V. Mr. Rodriguez joined us in August 2003 as our Chief Financial Officer. He holds a B.A. in Economics from the Instituto Tecnologico Autonomo de Mexico (ITAM) and an M.B.A. from Harvard Business School.

Mr. Rodriguez serves on the boards of Harvard University's David Rockefeller Center for Latin American Studies (Cambridge, MA), ACCION International (Boston, MA), LASPAU-Harvard University (Cambridge, MA); Unidos Somos Iguales, A.C. (Monterrey, Mexico); Banco Compartamos (Mexico City, Mexico), Expansion magazine (Mexico City - Editorial Board) and Instituto Mexicano de Ejecutivos de Finanzas and Banamex (Advisory Board).

Mr. Rodriguez is a member of the Monterrey chapter of the Young Presidents Organization (YPO), and in 2005 was nominated as a Young Global Leader (YGL) by the World Economic Forum (WEF).  He is also a member of COMEXI (Mexico's Foreign Advisory Council) and of the U.S. - Mexico Futures Forum sponsored by ITAM and the University of California Berkeley.

Hugo Lara Garcia, President of the Flat Glass business unit:

Mr. Lara received a Bachelor in Chemical Engineering at La Salle University in Mexico City. Later, Mr. Lara received a Master in Business Administration, an International Business Diploma and a Master in International Business at the ITESM, Campus Estado de Mexico. In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de Mexico, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit's Commercial Director and Vidrio y Cristal's Vice President and in 2006 was appointed President of the Flat Glass business unit.

Alfonso Gomez Palacio Gastelum, President of the Glass Containers business unit:

Mr. Gomez Palacio received a Bachelor and Master in Business Administration at the University of California at Berkeley. Later, Mr. Gomez Palacio received a degree in Advanced Studies in Business Administration and Commerce at the University of Bordeaux in France. He was appointed Commercial Vice President of the Glass Containers business unit in 1985 and Executive Vice President of the same business unit in 1992. Mr. Gomez Palacio was appointed Director of Marketing and Sales of the Glass Containers business unit in October 2002 and, in May 2003, he was appointed President of the Glass Containers business unit.

Family Relationship of Directors and Senior Management

Seven of our 19 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrian Sada Trevino is the father of Messrs. Adrian Sada Gonzalez and Federico Sada Gonzalez. Mr. Tomas Gonzalez Sada is a cousin of Messrs. Adrian Sada Gonzalez and Federico Sada Gonzalez and a nephew of Mr. Adrian Sada Trevino. Mr. Andres Yarte Cantu is Mr. Adrian Sada Trevino's son-in-law and Messrs. Adrian Sada Gonzalez's and Federico Sada Gonzalez's brother-in-law, as well as a cousin by marriage of Mr. Tomas Gonzalez Sada. Mr. Gustavo Madero Munoz is a cousin of Mr. Carlos Munoz.

Use of Certain Assets and Services

Certain of our directors and senior managers use certain of our assets for personal purposes, including our corporate aircraft and a boat, and received personal services performed by certain of our personnel, a number of whom are exclusively dedicated to performing such services. See "Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions." The personal use of such properties and receipt of personal services was done in accordance with our Politica de Uso de Activos Restringidos, our use of restricted assets policy, and our Politica de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by the Audit Committee of our Board of Directors. The aggregate amount of compensation set forth in "-Compensation" includes the cost of granting the use of assets and providing such services.

Compensation

For the year ended December 31, 2005, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 138 million ($13 million). This amount includes directors' fees, salaries, the use of certain assets and services, as described above, and variable compensation.

During 2005, we accrued amounts relating to pension and retirement benefits for our senior managers. Our directors were not entitled to pension or retirement benefits from us during 2005. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See "-Pension Benefits."

Directors' Compensation

Pursuant to the Mexican General Law of Corporations, our shareholders, at our annual general ordinary shareholders' meeting held on April 27, 2006, agreed to compensate our directors with three Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders' meeting, the shareholders resolved that the members of each of our Board of Director's committees, other than the Audit Committee's members, shall receive three Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee's members' expanded responsibilities pursuant to recently enacted legislation, the members of such committee receive five Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 15,000. The aggregate amount of compensation set forth in "-Compensation" includes fees paid to our directors.

Variable Compensation

In 2005, we modified our variable compensation plan established in 2001 in order standardize and integrate our foreign subsidiaries to this scheme. This plan aligns the objectives of our employees with our business strategy and its purpose is to: (i) recognize the extraordinary performance of our employees, (ii) align the interests and incentives of our employees with those of our shareholders, (iii) focus on key priorities and (iv) attract and retain talented employees.

In order to determine the variable compensation payable to employees under our variable compensation plan, we monitor the improvement of the following metrics: (i) cash flow from operations, (ii) compliance with the capital expenditures budget and (iii) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 1.2 and 6.0 times their monthly base salary.

For the year ended December 31, 2005, we paid $7.9 million to our employees under our variable compensation plan mentioned above.

Employee Stock Option Plan

In March 1998, we adopted an employee stock option plan with respect to our Shares, which we refer to as the "Plan." Pursuant to the Plan, effective on the dates listed in the table below, we granted to certain of our employees, senior managers and directors, which we collectively refer to as the "Eligible Executives," stock options pursuant to which the Eligible Executives have the right to buy one of our Shares for each such option at an exercise price to be determined at the time such options are exercised, except for the options granted in 2000, 2001 and 2002, which have no indexation mechanism, the exercise price of which were determined at the time of issuance of the options. We refer to each date on which we granted such options as a "Grant Date." We established a stock option trust, which we refer to as the "Stock Option Trust," to manage the Plan. As of April 27, 2006, the Stock Option Trust held approximately 22.3 million of our Shares. We have not granted any stock options since 2002.

As of March 31, 2006, all options are exercisable and expire on the tenth anniversary of the applicable Grant Date. Upon the consummation of a change in our ownership or control, options granted under the Plan will generally vest and become immediately exercisable with respect to all shares covered thereby and will remain exercisable for a period of 180 days, after which any unexercised options will be canceled.

Except for options granted in 2000, 2001 and 2002, which have no indexation mechanism, all options have been granted at an initial exercise price equal to the average closing price on the Mexican Stock Exchange of our Shares on the 20 trading days prior to the applicable Grant Date. We refer to each such exercise price as an "Initial Exercise Price." Upon vesting, such options may be exercised at an exercise price, which will be calculated as of immediately prior to such option's exercise, equal to the product of the Initial Exercise Price and an indexing factor based on the cumulative performance of our Shares from the Grant Date to the date of exercise relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange, which we refer to as the "MSE Price Index," which indexing factor is subject to certain ceilings and floors. The effect of the indexation is that, if our Shares outperform the MSE Price Index, the Initial Exercise Price will be increased by a smaller amount than if our Shares underperform the MSE Price Index. The Plan does not allow negative indexation. The indexed exercise price will be adjusted for dividends, stock splits and other similar transactions. We refer to the exercise price, as indexed and adjusted, as the "Adjusted Exercise Price."

Although the Plan contemplates yearly grants for a total of five years, we may at any time, and at our sole discretion, amend any of the terms of the Plan or otherwise terminate the Plan, subject to previously acquired rights. In 2001, we reset the exercise price of 940,950 options granted in 1998 from Ps. 31.31 to Ps. 13.00. Such repriced options vest and became exercisable with respect to 25% of the shares covered thereby on each of the first, second, third and fourth anniversaries of the Grant Date.

The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information.

	For the year ended December 31,
	1998(1)	1999	2000	2001	1998(1)	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950
Options cancelled or exercised at December 31, 2005	2,350,000	995,500	3,539,925	2,639,450	157,750	2,613,264
Options outstanding December 31, 2005	463,300	1,897,500	1,311,975	565,350	783,200	1,328,686	6,350,011
Initial Exercise Price	Ps. 31.31(3)	Ps. 14.88(3)	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53
Adjusted Exercise Price at December 31, 2005(2)	Ps. 61.13	Ps. 31.43	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53

_________________

(1) In 2001, we repriced 940,950 options granted in 1998 to Ps. 13.00 per option.

(2) The Adjusted Exercise Price as of December 31, 2005 shown in the table assumes the exercise of such options on December 31, 2005. These exercise prices are shown for illustrative purposes only and may not represent the Adjusted Exercise Price of such options at the time of their exercise.

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

Compensation cost charged against income for the Plan was Ps. 31 million, Ps. 12 million and Ps. 4 million, for 2003, 2004 and 2005, respectively. The aggregate amount of compensation set forth in "-Compensation" does not include the cost of the grant of options under the Plan.

Pension Benefits

Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan's actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. Our weighted-average discount rate was 5.75% for 2003, 2004 and 2005 as we consider that reflects market interest rate conditions. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted-average of long-term returns on our pension plans were 6.0% in 2002 and 7.0% for 2003, 2004, and 2005. With respect to the pension plans in the United States, as of December 31, 2005, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2005, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 644 million while the related estimated obligations were Ps. 1,840 million. Our aggregate pension expense in 2005 was approximately Ps. 338 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in notes 12 and note 24 to our consolidated financial statements for the years ended December 31, 2004 and 2005.

During 2003, we amended the terms of some of our employees' pension benefits. These changes consisted principally in paying the present value of life-time expectancy in a one-time payment at retirement, instead of monthly payments after retirement.

The assets of our pension plans include 39,150,000 Vitro Shares. See "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders."

Severance Benefits

Some of our senior managers are entitled to a severance payment equal to up to three times of their annual base salary, if they cease to be employed by us in connection with a change of control of Vitro, S.A. de C.V. This severance benefit is in addition to any severance payment due to such senior manager under Mexican law.

Two of our senior managers are employed by us pursuant to a three year guaranteed employment contract, one ending on October 2006 and the other on August 2008.

BOARD PRACTICES

Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at a general ordinary shareholders' meeting and that each member of our Board of Directors shall be elected at such shareholders' meeting for a renewable term of one year. If the one year term of office of any of our directors is not renewed at the annual general ordinary shareholders' meeting, that director will serve until a successor director is duly elected and takes office. At our annual general ordinary shareholders' meeting held on April 27, 2006, our shareholders resolved that our Board of Directors would consist of 14 directors. We have no alternate directors. We have not entered into a service contract with any of our directors providing for benefits to such directors upon their ceasing to be our directors.

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

Our Audit Committee's members are Messrs. Gustavo Madero, Jaime Serra Puche, Joaquin Vargas and Alejandro Garza Laguera. Mr. Gustavo Madero is the President of our Audit Committee. None of the members of our audit committee meets the qualifications to be an "audit committee financial expert", but the committee and its members are in compliance with Mexico's rules and practice for this type of Committee. See "Item 16A. Audit Committee Financial Expert." Our Audit Committee's charter provides that (i) the members of the committee must be elected by our Board of Directors, (ii) the committee must be comprised of at least three and not more than seven of our independent directors, (iii) the president and secretary of the committee must be appointed by our Board of Directors, (iv) any member of the committee may call a meeting through written notice given to the other members of the committee at least five days before such meeting, (v) the committee must meet at least three times per year, (vi) the committee must provide to our Board of Directors and at our annual general ordinary shareholders' meeting a report about the annual activities of the committee, (vii) the attendance of at least the majority of the committee's members will be considered a quorum and the committee's resolutions shall be adopted by the vote of at least the majority of its members present at the relevant meeting, (viii) resolutions of the committee may be adopted without a meeting, provided such resolutions are approved unanimously and confirmed in writing and (ix) the committee must perform such duties as required by law and by our Board of Directors. Moreover, pursuant to our Audit Committee's charter, that committee must verify that the internal and external audit duties are duly performed and confirm our compliance with all laws and regulations regarding the reliability, sufficiency and transparency of our financial statements.

Our Audit Committee has the authority to, among other things, (i) appoint, compensate and supervise our independent auditors, (ii) review our independent working program, letters and reports and inform our Board of Directors about the audit's results, (iii) work as a communication channel between our Board of Directors and our internal and independent auditors, (iv) resolve conflicts between our senior management and our independent auditors, (v) assist our Board of Directors in the review, preparation and issuance of our financial statements, (vi) analyze our management's proposal regarding our internal controls, (vii) verify that we have implemented mechanisms to ensure compliance with applicable laws and regulations, (viii) create procedures for the receipt of information from protected witnesses or anonymous sources, (ix) obtain support from external consultants or advisors for the accomplishment of its duties, (x) resolve issues involving conflicts of interest and transactions among related parties, (xi) review our annual reports filed with the SEC and the CNBV and (xi) approve our Code of Ethics and Business Conduct.

Our Finance and Planning Committee is comprised by 6 members of the Board:  Messrs. Adrian Sada Gonzalez, Adrian Sada Trevino, Tomas Gonzalez Sada, Federico Sada Gonzalez, Jaime Serra Puche and Mr. Andres A. Yarte Cantu.  Mr. Adrian Sada Gonzalez is the President of our Finance and Planning Committee. Not all of the members of this Committee are "independent directors". The Finance and Planning Committee operates under the guidelines that were approved by the Board of Directors and provide the following:   a) evaluate the investment and finance policies made by the CEO to be submitted for the Board approval; b) evaluate the general guidelines to determine the strategic planning of Vitro; c) Give its opinion about the annual budget and strategic plan.  Identify risk factors and evaluate the policies to manage them; d) supervise the implementation of the projects approved by the Committee as well as to evaluate the results.

The Corporate Responsibility Committee is not established either by the Mexican laws or by the Code of Best Corporate Practices.  This Committee was created by the Board of Directors to supervise the performance of the others Committees and the establishment of the corporate governance policies and guidelines in Vitro. The Committee is comprised by Messrs. Andres A. Yarte Cantu, Adrian Sada Gonzalez, Federico Sada Gonzalez, Carlos F. Munoz Olea, Raul Rangel Hinojosa and Carlos E. Represas. The President of the Committee is Mr. Andres A. Yarte Cantu.  The Corporate Responsibility Committee operates under the following guidelines: a) supervise the performance of the duties of the other three committees; b) supervise the fulfillment of the regulations related to the Corporate Governance matters that are not established as Audit Committee duties; c) Establishment of the policies related with the use of the corporate assets and services by the members of the Board and executives.

Our Board of Directors has established an Evaluation and Compensation Committee which is comprised of Messrs. Adrian Sada Gonzalez, Federico Sada Gonzalez, Carlos Represas, Lorenzo Zambrano, Alejandro Garza Laguera and Eduardo Brittingham. Mr. Lorenzo Zambrano is the President of our Evaluation and Compensation Committee. Not all of the members of our Evaluation and Compensation Committee are "independent directors" (as defined under the listing standards of the NYSE). See "-Item 10. Additional Information-Differences in Corporate Governance Practices." Our Evaluation and Compensation Committee operates under the following guidelines, which were approved by our Board of Directors and provide that the committee must (i) meet whenever it deems necessary, (ii) support and advise our Board of Directors in the evaluation and compensation of our Chief Executive Officer and other senior managers, (iii) be composed of at least three and not more than seven members, (iv) advise our Board of Directors about procedures to be proposed to our Chief Executive Officer and other senior managers, (v) propose criteria to observe in the evaluation of our Chief Executive Officer's and other senior manager's performance, pursuant to our Board of Director's own guidelines, (vi) analyze and propose to our Board of Directors the compensation to be granted to our senior managers, (vii) confirm that the recruiting conditions regarding our Chief Executive Officer and other senior managers are in accordance with our Board of Directors' guidelines, (viii) confirm that the severance benefits owed to our Chief Executive Officer and other senior managers are in accordance with our Board of Directors' guidelines and (ix) ensure that the policies regarding and the composition of our directors', Chief Executive Officer's and other senior managers' compensation package are fully described in our publicly filed annual reports.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Shares by each of our directors and senior managers as of April 27, 2006, the date of our most recent general ordinary shareholders' meeting.

The voting power exercisable by our directors and senior managers may be greater than the percentage of our Shares held by them. See "Major Shareholders."

Name	Number of Shares Owned	Percentage of Shares Outstanding (5)	Granted Options (6)	Outstanding Options	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date
Adrian Sada Gonzalez	16,090,085(1)(2)	6.31%	90,400	90,400	13.00	N/A	March 2008
			225,000	225,000	14.88	31.43	March 2009
			430,000	430,000	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	275,000	7.53	N/A	March 2012
Adrian Sada Trevino	29,645,434(1)(3)	10.87%	90,400	90,400	13.00	N/A	March 2008
Federico Sada Gonzalez	16,009,527(1)(4)	6.16%	90,400	90,400	13.00	N/A	March 2008
			225,000	225,000	14.88	31.43	March 2009
			430,000	107,500	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	275,000	7.53	N/A	March 2012
Tomas Gonzalez Sada	*	*	-	-	-	-	-
Andres Yarte Cantu	*	*	-	-	-	-	-
Gustavo Madero Munoz	*	*	-	-	-	-	-
Carlos Represas	*	*	-	-	-	-	-
Jaime Serra Puche	*	*	-	-	-	-	-
Lorenzo Zambrano	*	*	-	-	-	-	-
Carlos Munoz	4,000,000	1.46%	-	-	-	-	-
Joaquin Vargas	*	*	-	-	-	-	-
Raul Rangel Hinojosa	*	*	-	-	-	-	-
Alejandro Garza Laguera	*	*	-	-	-	-	-
Eduardo Brittingham	*	*	-	-	-	-	-
Claudio Del Valle Cabello	*	*	15,100	15,100	13.00	N/A	March 2008
			28,000	28,000	14.88	31.43	March 2009
			60,000	15,000	11.00	N/A	June 2010
			59,000	14,750	8.27	N/A	March 2011
			60,500	30,250	7.53	N/A	March 2012
Alvaro Rodriguez Arregui	*	*	-	-	-	-	-
Alejandro Francisco Sanchez Mujica	*	*	-	-	-	-	-
Hugo Alejandro Lara Garcia	*	*	-	-	-	-	-
Alfonso Gomez Palacio Gastelum	*	*	54,300	54,300	13.00	N/A	March 2008
			90,000	90,000	14.88	31.43	March 2009
			120,000	30,000	11.00	N/A	June 2010
			130,000	32,500	8.27	N/A	March 2011
			150,000	75,000	7.53	N/A	March 2012

____________________

* Beneficially owns less than one percent of our Shares.

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or dispositive power with respect to securities. All such Shares have the same voting rights as the Shares held by any other shareholder.

(2) Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son, Adrian Sada Cueva.

(3) Reported as a group with his wife, Mrs. Maria Nelly Gonzalez de Sada.

(4) Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons, Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

(5) For purposes of calculating percentage of Shares outstanding, we assumed that the number of our Shares outstanding was 273.5 million Shares, which is the number equal to our issued Shares minus the sum of (i) our Shares held as treasury stock and (ii) our Shares held by the Stock Option Trust. As of April 27, 2006, approximately 28.3 million of our Shares were held as treasury stock and approximately 22.3 million of our Shares were held by the Stock Option Trust. For an explanation of why we account for our Shares held by the Stock Option Trust as not outstanding, see "Presentation of Certain Information."

(6) The options listed below are options to purchase our Shares.

See "-Compensation-Employee Stock Option Plan" for a discussion of the only arrangement providing our employees with equity-based compensation.

EMPLOYEES

As of December 31, 2005, we employed 20,877 people, almost 70% of whom were located in Mexico.

The following table sets forth, for the periods indicated, the period end and average number of employees of each of our two operating business units and our corporate offices.

	2003		2004		2005
Business Unit	Period End	Average	Period End	Average	Period End	Average
Flat Glass	10,687	10,570	9,850	10,069	9,664	9,712
Glass Containers	9,981	10,306	9,997	10,290	10,296	10,683
Other(1)	538	552	610	573	94	210
Corporate Offices	751	687	806	783	823	798
Total	21,957	22,115	21,263	21,715	20,877	21,403

(1) Other is comprised by Bosco which we sold on April 1, 2005 and our metal flatware business, which were previously included in our Glassware reportable segment.

The following table sets forth, for the periods indicated, our employees by geographic location.

	2003		2004		2005
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	16,428	16,534	15,667	16,196	15,322	15,902
United States	2,841	2,857	2,756	2,790	2,675	2,684
Rest of the world	2,688	2,724	2,840	2,729	2,880	2,817
Total	21,957	22,115	21,263	21,715	20,877	21,403

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

Item 7.  Major Shareholders and Related Party Transactions

Unless the context otherwise requires, in the section entitled "Major Shareholders" of this Item 7 the words "we,", "us," "our," and "ours" refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries.

MAJOR SHAREHOLDERS

Our Shares are the only class of our common stock that is outstanding. As of April 27, 2006, 324 million of our Shares were issued and approximately 295.7 million of our Shares were issued and outstanding. As of such date, approximately 28.3 million of our Shares were held as treasury stock and approximately 22.3 million of our Shares were held by the Stock Option Trust. Under Mexican corporate law, our Shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other or our Shares are entitled to vote. However, for accounting purposes, those of our Shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding.

In addition, 39,150,000 Shares are held by our pension plan trust. Those Shares are treated as outstanding for all purposes.

We have one class of American Depositary Shares, which we refer to as "ADSs," registered under the Securities Act. Our ADSs are evidenced by American Depositary Receipts, which we refer to as "ADRs," and each of our ADSs represents three Ordinary Participation Certificates, which we refer to as "CPOs." Each CPO represents one of our Shares. Our ADSs and CPOs have no voting rights with respect to the underlying Shares, but have all the economic rights relating to those Shares. The trustee that holds our Shares represented by CPOs is required to vote those Shares in the same manner as the majority of our Shares not so held that are voted in the relevant shareholders' meeting. This has the effect of increasing the voting power of holders of our Shares (other than the trustee) in excess of the percentage of our Shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our Shares outstanding held by them. As of April 27, 2006, approximately 71 million of our Shares were represented by CPOs. See "Item 10. Additional Information- Description of Our CPOs" for further information on our CPOs and ADSs.

In addition, for purposes of calculating the percentage of our Shares outstanding that are held by any shareholder, we account for the Shares held by our Stock Option Trust as not outstanding. For an explanation of why we account for our Shares held by the Stock Option Trust as not outstanding, see "Presentation of Certain Information." However, our Shares held by Vitro's Stock Option Trust may be voted by us, which, if voted affirmatively, would allow the requisite affirmative vote on a matter to be reached even if the percentage of our Shares outstanding that voted affirmatively on that matter is less than the requisite affirmative vote. In addition, 39,150,000 Shares are held by our pension plan trust. Those Shares are treated as outstanding for all purposes.

The following table sets forth our major shareholders and their shareholdings as of April 27, 2006, the date of our annual general ordinary shareholders' meeting. The Shares held by our major shareholders have the same voting as the Shares held by any other shareholder.

Name	Shares outstanding(1)	% of Shares outstanding(1)(2)

Pension Plan Trust	39,150,000	14.32%
Mrs. Maria Nelly Gonzalez de Sada(3)(4)	14,150,011	5.17%
Mr. Adrian Sada Trevino(3) (4)	15,495,423	5.70%
Mr. Adrian Sada Gonzalez(5)	16,090,085	6.31%
Mr. Federico Sada Gonzalez(6)	16,009,527	6.16%
Ms. Alejandra Sada Gonzalez	15,377,752	5.62%

_______________

(1) For purposes of calculating our issued and outstanding Shares, we included, when applicable, options granted to the applicable shareholders.

(2) For purposes of calculating percentage of Shares outstanding, we assumed that the number of our Shares outstanding was 273.5 million Shares, which is the number equal to our issued Shares minus the sum of (i) our Shares held as treasury stock and (ii) our Shares held by the Stock Option Trust. As of April 27, 2006, approximately 28.3 million of our Shares were held as treasury stock and approximately 22.3 million of our Shares were held by the Stock Option Trust. For an explanation of why we account for our Shares held by the Stock Option Trust as not outstanding, see "Presentation of Certain Information."

(3) Mr. Adrian Sada Trevino and his wife, Mrs. Maria Nelly Gonzalez de Sada, together hold 10.87% of our issued and outstanding Shares.

(4) Mrs. Maria Nelly Sada de Yarte, her children and her children's spouses collectively hold 8,057,837 of our Shares, representing 2.95% of our issued and outstanding Shares. Mrs. Maria Nelly Sada de Yarte is daughter of Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada

(5) Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Adrian Sada Cueva.

(6) Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

RELATED PARTY TRANSACTIONS

Corporate Airplanes and Certain Other Assets

We lease and own certain assets, including three airplanes and other non-material non-operating assets, which are primarily used by certain of our directors and senior managers for business purposes, including meeting with customers and suppliers. Our Politica de Uso de Activos Restringidos, our use of restricted asset policy, is a policy approved by our Audit Committee and our Compensation Committee which establishes guidelines under which certain of our assets can be used by our directors and senior managers for personal purposes. The Politica de Uso de Activos Restringidos permits certain of our directors and senior managers to use these assets for personal purposes for a specified number of hours per year, subject to certain limitations. If a director's or senior manager's use of these assets for personal purposes exceeds the specified number of hours, that director or senior manager must reimburse us for the cost of operating the assets he uses during the excess time of use. We do not expect that any reimbursement from our directors and senior managers will cover a significant portion of our expenses relating to these assets. See "Item 6. Directors and Senior Management-Use of Certain Assets and Services."

Certain Arrangements with Respect to Real Estate

From time to time, certain of our directors and senior managers use certain real estate owned by the families of certain of our directors and senior managers to meet with our customers or for other of our business purposes. We pay an annual fee for the right to use these properties for a specified number of days per year.

In addition, we have agreed to pay the cost of maintaining (including providing the personnel necessary to manage and operate) certain real estate owned by the families of certain of our directors and senior managers in exchange for the right to use those properties for a specified number of days per year. We use these properties as a place to meet with our customers and for other of our business purposes.

In 2005, the aggregate amounts paid as annual fees for the use of the described real estate was approximately $0.9 million.

Goods Sold to or Purchased from Certain Companies

In the ordinary course of business, we sell flat glass products and glass containers to Distribuidora Prez, S.A. de C.V., Promotora y Comercializadora de Occidente S.A. de C.V and Nueva Mexicana de Vidrio y Aluminio, S.A. de C.V., whose shareholders are Mr. Manuel Guemez de la Vega and his family. Mr. Guemez de la Vega is also our Examiner. All sales made to these entities are on an arm's-length basis on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. In 2005, the aggregate amount of these sales was approximately Ps. 55 million.

From time to time, we purchase paint for industrial equipment from Regio Empresas, S.A. These purchases are made after arm's-length negotiations and on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. In 2005, the aggregate amount of these purchases was less than Ps. 2.4 million. As a group, certain of our directors and senior managers own a minority interest of the outstanding shares of common stock of Regio Empresas, S.A. These directors and senior managers are also shareholders of Vitro.

Services Performed by Neoris

On May 13, 2004, after completing a bidding process we conducted to select a vendor, we entered into a five year agreement with Neoris, a software developer, which is owned by Cemex, S.A. de C.V. Mr. Lorenzo Zambrano, one of our directors, is the Chairman of the Board of Directors and Chief Executive Officer of Cemex, S.A. de C.V. The agreement was entered into on an arm's-length basis and the aggregate amount that we will be required to pay under this agreement will depend on the software developments that we require. In 2005, the aggregate amount paid under this agreement was approximately Ps. 38 million.

Item 8.  Financial Information

Consolidated Financial Statements

See "Item 18. Financial Statements" and pages F-1 to F-65 for a copy of our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005.

On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa to the 49% owner Libbey. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations".

Export Sales

The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2005.

	Flat Glass	% of Consolidated Net Sales	Glass Containers	% of Consolidated Net Sales	Corporate and other eliminations	% of Consolidated Net Sales	Consolidated	% of Consolidated Net Sales

	(Ps. millions)		(Ps. millions)		(Ps. millions)		(Ps. millions)
2005
Domestic sales	Ps. 2,645	21%	Ps. 6,991	61%	Ps. 478	100%	Ps. 10,114	42%
Export sales	3,310	27%	3,134	28%			6,444	27%
Foreign subsidiaries	6,319	52%	1,273	11%			7,592	31%
Total net sales	Ps. 12,274	100%	Ps. 11,398	100%	Ps. 478	100%	Ps. 24,150	100%

2004
Domestic sales	Ps. 3,259	26%	Ps. 6,541	61%	Ps. 764	100%	Ps. 10,564	44%
Export sales	3,460	28%	2,973	28%			6,433	27%
Foreign subsidiaries	5,829	46%	1,192	11%			7,021	29%
Total net sales	Ps. 12,548	100%	Ps. 10,706	100%	Ps. 764	100%	Ps. 24,018	100%

2003
Domestic sales	Ps. 3,077	24%	Ps. 6,558	63%	Ps. 811	100%	Ps. 10,446	43%
Export sales	3,053	24%	2,766	26%			5,819	24%
Foreign subsidiaries	6,673	52%	1,174	11%			7,847	33%
Total net sales	Ps. 12,803	100%	Ps. 10,498	100%	Ps. 811	100%	Ps. 24,112	100%

Legal or Arbitration Proceedings

During the early 1990's Vitro guaranteed debt of a then subsidiary of Vitro in the United States named Container Corp. This company subscribed debt as a vehicle to purchase the shares of Anchor Glass. The USIRS claims that Container Corp. should have withhold part of the fee paid to Vitro in consideration for the guarantee issued by Vitro. The USIRS liquidated the principal plus interest of the amount they claimed is owed. Such amount adds up to nearly $8.0 million which have been fully reserved in our consolidated financial statements. The case initiated proceedings in October 2005. We expect the outcome of such proceedings to be issued by the court in the third or fourth quarter of 2006.

For information relating to the PBGC matter, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-PBGC Matter." For information relating to litigation on tax refunds, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Tax Refunds."

Other than as set forth immediately above, there are no material pending legal proceedings to which we are a party.

Dividend Policy

Holders of the majority of our issued and outstanding Shares, acting at a general ordinary shareholders' meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of Vitro's Board of Directors. The Board of Directors, taking into account our financial position and the terms of the shareholders' approval, generally determines the timing for the payment of the dividends that was approved at the general ordinary shareholders' meeting. See "Item 3. Key Information-Selected Consolidated Financial Information-Dividends per Share" for the dividends we have paid since 2001.

Significant Changes

Since the date of our annual financial statements no significant change in our financial information has occurred other than those changes described in "Item 5. Operating and Financial Review and Prospects."

Item 9.  The Offer and Listing

Unless the context otherwise requires, in this Item 9 the words "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.

LISTING DETAILS

We are registered as a public company in Mexico. Our Shares are listed on the Mexican Stock Exchange, where they trade under the symbol "VITROA." Our ADSs are listed on the NYSE and trade under the symbol "VTO."

The following table sets forth, for each year in the five year period ended December 31, 2005, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for our Shares.

	Mexican Stock Exchange Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Year	High	Low	High	Low

2001	Ps. 11.30	Ps. 6.96	$ 3.50	$ 2.14
2002	14.09	6.47	4.54	2.08
2003	11.63	7.03	3.10	2.00
2004	14.66	9.75	4.02	2.47
2005	14.58	7.33	4.08	2.07

__________________

(1) Source: Infosel.

(2) Not adjusted for dividends.

(3) Each of our ADSs indirectly represents three of our Shares.

The following table sets forth, for each quarter in the two year period ended December 31, 2005, and for the first quarter of 2006, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Mexican Stock Exchange Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Year	High	Low	High	Low
2004
First Quarter	Ps. 14.66	Ps. 11.06	$ 4.02	$ 2.90
Second Quarter	14.15	11.50	3.76	2.92
Third Quarter	11.45	9.75	3.02	2.47
Fourth Quarter	12.90	10.06	3.38	2.60
2005
First Quarter	Ps. 12.93	Ps. 9.01	$ 3.45	$ 2.40
Second Quarter	9.90	7.33	2.63	2.07
Third Quarter	14.07	7.90	3.88	2.23
Fourth Quarter	14.58	9.83	4.08	2.71
2006
First Quarter	Ps. 14.55	Ps. 9.90	$ 4.06	$ 2.71

________________________

(1) Source: Infosel.

(2) Not adjusted for dividends.

(3) Each of our ADSs indirectly represents three of our Shares.

The following table sets forth, for each month in the five-month period ended May 31, 2006, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our Shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	Mexican Stock Exchange Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Month	High	Low	High	Low
December 2005	Ps. 14.58	Ps. 12.70	$ 4.08	$ 3.59

January 2006	14.55	12.96	4.06	3.63
February	13.30	11.66	3.75	3.32
March	11.88	9.90	3.34	2.71
April	11.32	10.37	3.10	2.77
May	11.19	8.93	3.10	2.40

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

Trading on the New York Stock Exchange

Since November 19, 1991, our ADSs have been listed on the NYSE. Since May 6, 1992, each of our ADSs represents three CPOs issued by a Mexican trust, which we refer to as the "CPO Trust." Nacional Financiera is the trustee for the CPO Trust and we refer to it as the "CPO Trustee." Each CPO represents economic interests, but does not grant voting rights, in one of our Shares held in the CPO Trust. The ADSs are evidenced by ADRs. ADRs evidencing ADSs are issued by Bank of New York, as depositary, which we refer to as the "Depositary", pursuant to the Deposit Agreement dated as of June 24, 2005 among Vitro, S.A. de C.V., the CPO Trustee, the Depositary and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

As of April 27, 2006, approximately 14% of our outstanding Shares were publicly held through CPOs and approximately 12% of our outstanding Shares were publicly held through ADSs. Holders of ADSs and CPOs have no voting rights with respect to the underlying Shares, but have all economic rights relating to those Shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as CPO Trustee, is required to vote our Shares held by the CPO Trust in the same manner as the majority of our Shares that are not so held that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADSs are not able to exercise voting or other rights granted to minorities. However, if a Mexican national acquires CPOs, it may request from the CPO Trustee the cancellation of such CPOs and delivery of the underlying Shares.

THE NEW MEXICAN LAW OF THE SECURITIES MARKET

On December 30, 2005 the New Mexican Securities Law was enacted and will be effective on June 26, 2006. The New Securities Law will change the actual Mexican securities laws in some material respects in order to align the actual regulation with international standards. Investors should consult their legal advisors with respect to such changes. This new law allows corporations to adjust their by-laws until the last days of December, 2006. We expect to comply with this requirement.

Item 10.  Additional Information.

Unless the context otherwise requires, in this Item 10 the words "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.

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

Our corporate domicile is San Pedro Garza Garcia, State of Nuevo Leon, Mexico and our principal executive offices are located at Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico.

Pursuant to the second clause of our by-laws, our principal corporate purposes are (i) to subscribe for, dispose of or acquire shares of capital stock, bonds, obligaciones, certificates, promissory notes, securities granting optional rights and other securities (titulos valor) and other documents issued in series or masa and, in general, to carry on all such transactions permitted by law, (ii) to acquire or offer the shares representing our capital stock in accordance with the applicable law and the policies and resolutions of our Board of Directors regarding the acquisition and placement of shares of our capital stock through the Mexican Stock Exchange or through any other markets in which such shares are listed, (iii) to enter into contracts and transactions of a civil, mercantile, credit or financial nature including derivative transactions, repurchase agreement (reportos) and trusts (fideicomiso) in accordance with applicable law, (iv) to enter into loan agreements and to guarantee (as surety or otherwise), and grant liens to secure, the indebtedness of our subsidiaries and our affiliated or associated companies and, with the approval of our Board of Directors, of any other person, (v) to issue, accept, endorse and guarantee "por aval" negotiable instruments issued by us, our subsidiaries and our associated or affiliated companies and, with the approval of our Board of Directors, of any other third party, (vi) to render all kinds of services and to carry out analyses and studies with respect to the promotion, enhancement and restructuring of our subsidiaries and our associated or affiliated companies, (vii) to acquire, dispose of and lease such tangible property, real estate or derechos reales and derechos personales necessary for our operation and (viii) generally, to enter into agreements, to carry out transactions and to perform all acts necessary or convenient for the achievement of our fundamental corporate purposes.

Directors' and Shareholders' Conflict of Interest

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

Under article 196 of the Mexican General Law of Corporations, any of our shareholders that has a conflict of interest with us with respect to a transaction must abstain from voting on such transaction. Any of our shareholders that does not comply with the requirement described in the immediately foregoing sentence will be liable to us for any damages suffered by us arising out of such transaction, but only if the transaction would not have been approved without such shareholder's favorable vote.

Related Party Transactions and Certain Other Transactions

Pursuant to article 22 of our by-laws, article 14, Bis 3, section 14 of the Securities and Market Law and article 8 of CNBV's Circular Unica de Emisoras, our Audit Committee must submit to our Board of Directors its opinion regarding transactions (i) between our subsidiaries and our related parties or (ii) that risk our subsidiaries' net worth.

Pursuant to article 29 of our by-laws and article 14, Bis 3, section 14 of the Securities and Market Law, our Board of Directors must approve any transactions outside the ordinary course of our business to be entered into by us or our subsidiaries, on the one hand, and (i) our partners and (ii) our senior managers, their spouses, families or any other person sharing an economic interest (vinculo patrimonial) with one of our managers, on the other, that may risk our or our subsidiaries' net worth.

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

Directors' Compensation

Our by-laws and article 181 of the Mexican General Law of Corporations require that a majority of our Shares present at the annual general ordinary shareholders' meeting determine our directors' and our Examiner's compensation for the immediately subsequent year.

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

Share Registration and Transfer

Our Shares are evidenced by share certificates in registered form. Our shareholders may hold their shares in the form of physical certificates or indirectly through institutions that have an account with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, which we refer to as "Indeval." Brokers, banks or other entities approved by the CNBV, which we collectively refer to as "Indeval Depositors," may maintain accounts at Indeval. We maintain a registry of our shareholders who have either received physical certificates evidencing our Shares or are holding our Shares through an Indeval Depositors. Only persons listed in such registry and persons holding statements issued by Indeval or an Indeval Depositor evidencing ownership of our Shares will be recognized as our shareholders.

Voting Rights; Preferences and Restrictions

Although at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting must approve the issuance of new series or classes of our common stock, whose terms may contain certain preferences or impose certain restrictions, no series or class of our common stock has been issued. Each of our Shares entitles the holder thereof to one vote at each of our general shareholders' meetings. However, the holders of CPOs or ADSs are not entitled to the voting rights appurtenant to our Shares underlying their CPOs or ADSs. For a detailed description of this limitation, see "-Description of CPOs."

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

Dividends

At each of our annual general ordinary shareholders' meeting, our Board of Directors must submit our audited consolidated financial statements for the previous fiscal year, together with a report thereon prepared by our Board of Directors, to our shareholders for their consideration and approval. If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by Mexican GAAP. Thereafter, a majority of our Shares present at such annual general ordinary shareholders' meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the repurchase of our Shares or other reserve funds.

Those of our Shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Those of our Shares that are partially paid are entitled to share in a dividend or distribution in the same proportion that such Shares have been paid at the time of the declaration of such dividend or distribution. In accordance with the Codigo de Comercio, which we refer to as the "Mexican Code of Commerce," our shareholders have five years to claim their dividends, beginning on the date the dividends are declared payable. If the dividends are not claimed during such period, a shareholder's right to the dividend is extinguished. For a description of dividend rights applicable to holders of CPOs, see "-Description of CPOs."

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

Employee's Mandatory Share in the Company's Profits

Pursuant to Mexican law, each of us and our subsidiaries must pay to our respective employees 10% of the taxable income of such entity (as computed for these purposes), previous years pursuant to such law, refer to note 19 of our consolidated financial statements included elsewhere in this annual report.

Capital Reduction

Our Shares are subject to redemption in connection with a reduction in our capital. Our capital may be reduced in the following situations: (i) to absorb losses, (ii) to return paid-in capital to shareholders, (iii) to redeem our Shares with retained earnings, (iv) to release shareholders with respect to subscribed but unpaid for Shares, (v) upon the exercise of the right of severance (derecho de separacion) or the withdrawal right on the variable portion of the capital stock and (vi) upon a purchase of our Shares conducted in accordance with article 8 of our by-laws. In each case, the fixed capital reduction must be approved by at least 50% of our outstanding Shares acting at a general extraordinary shareholders' meeting. The reduction of variable capital must be approved in the general ordinary shareholders'meeting.

The capital reduction described in clause (i) of the foregoing paragraph must be on a pro rata basis among all of our outstanding Shares. Upon such capital reduction, we are not required to cancel the redeemed Shares.

In the event of a capital reduction described in clause (ii) of foregoing paragraph, we will select which of our Shares will be canceled by lot before a Notary Public or an authorized mercantile official (corredor titulado). Resolutions regarding any such capital reduction must be published three times in the official gazette of our corporate domicile, which currently is San Pedro, Garza Garcia, Nuevo Leon, allowing at least ten days after each publication.

If we redeem our Shares as described in clause (iii) of the foregoing paragraph, such redemption must be effected through: (i) the acquisition of such Shares pursuant to public offer made on the Mexican Stock Exchange, at a price and offer terms determined by our shareholders, acting at a general extraordinary shareholders' meeting or, our Board of Directors acting on their behalf or (ii) on a pro rata basis among all of our outstanding Shares, so that after the redemption is made, each of our shareholders will have the same ownership percentage of our outstanding Shares that he, she or it had before the redemption. The redeemed shares must be canceled and our capital stock must be reduced accordingly.

A capital reduction described in clause (iv) of the foregoing paragraph must be published three times in the official gazette of our corporate domicile, which is currently San Pedro, Garza Garcia, Nuevo Leon, allowing at least ten days after each publication.

In the event of a capital reduction described in clause (v) of the foregoing paragraph, such capital reduction must be made in accordance with articles 220 and 221 of the Mexican General Law of Corporations and at a price equal to the lower of: (i) 95% of the average closing quotation for the last 30 trading days prior to the date at which the withdrawal shall become effective, which shall not be greater than six months and (ii) the book value of such shares according to the balance sheet of the last day of the fiscal year immediately preceding the date on which the withdrawal will become effective, which balance sheet must have been previously approved by our shareholders acting at a general ordinary shareholders' meeting.

Purchase by us of our Shares

We may also decrease the number of outstanding Shares by purchasing our Shares in the Mexican Stock Exchange at prevailing market prices. Purchases would have the effect of reducing either (i) shareholders' equity or (ii) paid-in capital. In accordance with our by-laws and the terms of article 14 Bis 3 of the Mexican Securities Exchange Law, we may acquire our Shares through the Mexican Stock Exchange, at the current market price, provided that such purchase is accounted for either (i) as a reduction of our shareholders' equity (if we choose to cancel the purchased Shares) or (ii) as a reduction of our paid-in capital (if we choose to hold the purchased Shares as treasury stock).

Our shareholders, acting at our annual general ordinary shareholders' meeting, must resolve, for the following year, the maximum amount we may use to purchase our Shares. The aggregate amount we may use to purchase our Shares may not exceed our cumulative retained earnings. Our Board of Directors may recommend to our annual general ordinary shareholders' meeting the maximum amount we may use to purchase our Shares.

Purchase Obligation

In accordance with our by-laws, if our registration with the Securities Section of the RNV is canceled, whether by request of the CNBV or by our initiative, the shareholders holding a majority of our Shares having the right to make decisions at general shareholders' meetings or having the right to appoint a majority of our Board of Directors must make a public offer to purchase all other outstanding Shares prior to effectiveness of such cancellation. In addition, if less than all of the outstanding Shares are sold pursuant to the public offer to purchase, such shareholders must place in trust, for at least six months, the amount necessary to purchase all other outstanding Shares.

The price at which such Shares must be purchased by our controlling shareholder is the higher of (i) the average closing quotation price made for the 30 trading days prior to the date at which the withdrawal will become effective, during a period which shall not be greater than six months and (ii) the book value per share, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange. If the numbers of days on which the Shares have been traded during the period set forth in the preceding paragraph is less than 30 days, the number of days on which the Shares were effectively traded shall be used instead for purposes of calculating the purchase price of the Shares. Notwithstanding the foregoing, the shareholders holding a majority of our Shares having the right to make decisions at general shareholders' meetings or having the right to appoint a majority of our Board of Directors are not required to make such public offer if 95% of our Shares present at the relevant general shareholders' meeting approve the delisting of our Shares from the Mexican Stock Exchange.

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

According to our by-laws, shares representing the variable portion of our capital that are the subject of a withdrawal notice must be redeemed at the lower of (i) 95% of the average closing quotation made for the last 30 trading days prior to the date at which the withdrawal shall become effective, which shall not be greater than six months and (ii) the book value of such shares according to the balance sheet as of the last day of the fiscal year immediately preceding the date on which the withdrawal will become effective, which balance sheet must have been previously approved by our shareholders acting at a general ordinary shareholders' meeting. Any amount owed by us in connection with such redemption becomes due on the day following the annual general ordinary shareholders' meeting referred to in clause (ii) above.

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

Appraisal Rights

The Mexican General Law of Corporations provides that upon the adoption, at a general extraordinary shareholders' meeting, of any of the resolutions described in the following paragraph, dissenting shareholders will have the right to have the Shares they hold appraised and to compel us to redeem such shares at the appraised price, subject to the satisfaction of certain terms and conditions. The appraisal price will be determined by the proportion of shares submitted for appraisal to our net worth as stated in our financial statements approved at the most recent general ordinary shareholders' meeting.

Such appraisal rights are triggered by shareholders' resolutions approving (i) changes in our corporate purpose, (ii) our reincorporation in a jurisdiction other than Mexico or (iii) our transformation from one corporate form to another. Dissenting shareholders must perfect their appraisal rights by making a request for appraisal of their Shares within 15 days following the date on which the meeting adopting the relevant resolution adjourns.

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

A general ordinary shareholders' meeting must be held at least once a year within the first four months following the end of the prior fiscal year. The annual general ordinary shareholders' meeting is held every year (i) to discuss, approve or modify our Board of Directors' annual report regarding our prior year's financial results, the business's development, relevant projects, the policies adopted by our Board of Directors and our current financial condition, (ii) to elect our directors and Examiner for the immediately subsequent year, (iii) to determine our directors' and Examiner's compensation for the immediately subsequent year, (iv) to consider and approve our Board of Directors' annual report to our shareholders regarding our subsidiaries' prior year's results and performance, including the approval of their respective financial statements for the preceding fiscal year and (v) to determine the maximum amount we may use to purchase our Shares. A general ordinary shareholders' meeting may be called and held at any time (i) to discuss and approve the acquisition or disposition of our Shares, whose value exceeds 20% of our shareholders' equity as determined by reference to our most recent financial statements, whether through one transaction or a series of transactions, (ii) to discuss and approve the disposition of shares of one of our subsidiaries dedicated to the production, manufacture, distribution or sale of flat glass or glass containers products, when such disposition would cause the change of control of such subsidiary and (iii) to approve an increase or decrease of the variable portion of our capital. At any such general ordinary shareholders' meeting, any shareholder or group of shareholders holding 10% or more of our outstanding Shares may appoint one of our directors. A majority of our Shares present at the annual general ordinary shareholders' meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year. The directors elected at the annual general ordinary shareholders' meeting serve for a renewable term of one year. If the one year term of office of any of our directors is not renewed at the annual general shareholders' meeting, each such director will serve until his or her successor is duly elected and takes office.

The quorum for a general ordinary shareholders' meeting convened at the first call is at least 50% of our outstanding Shares entitled to vote at such meeting and action may be taken by holders of a majority of our Shares present at such meeting. If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of our Shares present at such subsequent meeting and action may be taken by a majority of our Shares present at such subsequent meeting. The quorum for a general extraordinary shareholders' meeting convened at the first call is at least 75% of our Shares entitled to vote at such meeting. If a quorum is not present, subsequent meetings may be called at which at least 50% of our Shares entitled to vote at such subsequent meeting will constitute a quorum. Whether on first or subsequent calls to a meeting, actions at a general extraordinary shareholders' meeting may be taken only by at least 50% of our outstanding Shares, except for the cancellation of the registration of our Shares with the Securities Section of the RNV or the delisting of our Shares from the Mexican Stock Exchange, which actions may only be taken by at least 95% of our outstanding Shares.

General shareholders' meetings may be called by (i) our Board of Directors or our Examiner, (ii) 10% of our Shares entitled to vote at such meeting by means of a request to our Board of Directors or our Examiner to call such a meeting, (iii) a Mexican court if our Board of Directors or our Examiner does not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders' meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders' meeting within such two year period: (a) the annual report of our Board of Directors regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and Examiner or (d) the compensation of our directors and Examiner. Notice of general shareholders' meetings must be published in the Periodico Oficial del Estado de Nuevo Leon or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders' meeting. Only shareholders who have either deposited Shares at our offices or who present statements issued by Indeval or an Indeval Participant evidencing ownership by such person of our Shares will be admitted as a shareholder to a general shareholders' meeting. In order to attend and participate in a general shareholders' meeting, each shareholder must obtain from our Secretary a certificate acknowledging his, her or its status as a shareholder at least 48 hours before the date of the general shareholders' meeting. A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.

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

Description of CPOs

The following is a description of certain provisions of (i) the Trust Agreement dated as of November 24, 1989, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the "First Trust Agreement," (ii) the Trust Agreement dated as of November 28, 1990, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the "Second Trust Agreement" and, together with the First Trust Agreement, the "CPO Trust Agreements," (iii) the public deed dated as of November 29, 1990, which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Publico del Comercio de la Ciudad de Mexico, D.F., which deed we refer to as the "First CPO Deed," (iv) the public deed dated as of June 24, 1998 which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Publico del Comercio de la Ciudad de Mexico, D.F., which deed we refer to as the "Second CPO Deed," and (v) applicable provisions of the Ley General de Titulos y Operaciones de Credito, which we refer to as the "Negotiable Instruments Law." We refer to the First CPO Deed and the Second CPO Deed together as the "CPO Deeds." This description does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreements, the CPO Deeds and the provisions of Mexican law referred to in this description.

The CPO Trust Agreements established a master trust that enables non-Mexican investors to acquire CPOs representing economic interests in our Shares. The trust is necessary because, under our by-laws, our Shares may not be purchased or held directly by non-Mexican investors.

The terms of the CPO Trust Agreement were authorized by an official communication dated November 27, 1990 from the Direccion General de Inversiones Extranjeras de la Comision Nacional de Inversiones Extranjeras. The CPO Trust Agreement is registered with the Registro Nacional de Inversiones Extranjeras, which we refer to as the "National Registry of Foreign Investment." An official communication of the CNBV authorized the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements.

CPOs, which are negotiable instruments under Mexican law, have been issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreements and the CPO Deeds and may be redeemed as described in "-Deposit and Withdrawal of our Shares." Each CPO represents an economic interest in one of our Shares held in the CPO Trust. Currently, the maximum number of CPOs that can be issued pursuant to the CPO Deeds is 200,000,000. Holders of CPOs are not entitled to exercise any voting rights with respect to our Shares held in the CPO Trust. Such rights are exercisable by the CPO Trustee pursuant to the terms of the CPO Trust Agreements. Pursuant to the Ley de Inversion Extranjera, which we refer to as the "Foreign Investment Law," the CPO Trust Agreement qualifies as a "neutral investment" trust because, among other things, voting rights in respect of the underlying Shares are exercisable only by the CPO Trustee and not by the holders of the CPOs.

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

If a distribution by us consists of a stock dividend on our Shares, such distributed shares will be transferred to Indeval on behalf of the CPO Trustee, and held in the CPO Trust. The CPO Trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of our Shares received by the CPO Trustee as the stock dividend. If the maximum amount of CPOs that may be delivered under the CPO Deeds would be exceeded as a result of a dividend on our Shares, a new CPO deed will be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO Deed) may be issued. If the CPO Trustee receives any distribution with respect to our Shares held in the CPO Trust (other than in the form of cash or additional Shares), the CPO Trustee will adopt such method as it may deem legal, equitable and practicable to effect the distribution of such property. If we offer, or cause to be offered, to the holders of our Shares, the right to subscribe for additional Shares, subject to applicable law, the CPO Trustee will offer to each holder of CPOs the right to instruct the CPO Trustee to subscribe for such holder's proportionate share of such additional Shares (subject to such holder providing the CPO Trustee (through Indeval) with the funds necessary to subscribe for such additional Shares). If an offering of rights occurs and CPO holders provide the CPO Trustee with the necessary funds, the CPO Trustee (through Indeval) will subscribe for the corresponding number of our Shares, which will be placed in the CPO Trust (to the extent possible), and deliver additional CPOs (through Indeval) in respect of such shares to the applicable CPO holders pursuant to the CPO Deeds or, if applicable, through a new CPO deed.

Holders of ADSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares and we may decide not to register any additional shares under the Securities Act of 1933. In such case, holders of our ADSs would not be able to exercise any preemptive rights.

According to Mexican law, dividends or other distributions and the proceeds from the sale of our Shares held in the CPO Trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions by the CPO Trustee or ten years from such sale will become the property of the Mexican Secretaria de Salud.

Changes Affecting our Shares

With respect to our Shares, upon any change in par value, a stock split, any other reclassification, a merger or consolidation affecting us, or if we pay dividends by distributing shares or other goods different from our Shares, the CPO Trustee shall determine, in an equitable and proportional manner, any required amendments to be made to the CPO Trust, the CPO Deeds and the CPOs, as well as to the instruments representing such CPOs. If in connection with a redemption of our Shares, any of our Shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the CPO Technical Committee (as defined in "-Administration of the CPO Trust") determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of our Shares held in the CPO Trust called for redemption) and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

Voting of our Shares

Holders of CPOs are not entitled to exercise any voting rights with respect to our Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such shares in the same manner as a majority of our outstanding Shares that are not held in the CPO Trust are voted at the relevant shareholders' meeting. Because CPOs grant no voting rights to holders thereof, such holders do not have the benefit of any rights (including minority protection rights) granted under applicable law or our by-laws to holders of our Shares.

Administration of the CPO Trust

Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the "CPO Technical Committee," consists of five members and their respective alternates. Each of the following entities appoints one member of the CPO Technical Committee: the Comision Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociacion Mexicana de Casas de Bolsa, the Common Representative (as defined below) and the CPO Trustee. Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banca Santander Serfin, Sociedad Anonima, Institucion de Banca Multiple, Grupo Financiero Serfin, has been appointed as the common representative of the holders of CPOs and we refer to it as the "Common Representative."

Pursuant to the Negotiable Instruments Law, the duties of the Common Representative include, among others (i) verifying the due execution and terms of the CPO Trust Agreements, (ii) verifying the existence of our Shares being held in the CPO Trust, (iii) authenticating the Global CPO, (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled, (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled, (vi) calling and presiding over CPO holders' general meetings, each of which we refer to as a "CPO General Meeting," and (vii) carrying out the decisions adopted thereat. The Common Representative may request from the CPO Trustee all information and data necessary for the performance of its duties. The CPO holders, by a resolution adopted at a duly held CPO General Meeting, may (i) revoke the appointment of the Common Representative and appoint a substitute Common Representative and (ii) instruct the Common Representative to undertake certain actions.

Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs may request that the Common Representative call a CPO General Meeting, including in such request the order of business for such meeting. Announcements of CPO General Meetings shall be published in the Diario Oficial de la Federacion and in one of the newspapers with the widest distribution in the domicile of the CPO Trustee, which is currently Mexico City, at least ten days in advance of the date on which the CPO General Meeting is scheduled. Announcements of CPO General Meetings shall include the order of business for such meetings.

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

MATERIAL CONTRACTS

Divestitures

See "Item 4. Information on the Company-Business-Divestitures" for a summary of the terms of the agreements governing our divestiture of certain of our subsidiaries.

Indebtedness

See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Indebtedness and Receivables Sales Programs" for a summary of the terms of the agreements and instruments governing our and our subsidiaries' material indebtedness.

Off-Balance Sheet Arrangements

See "Item 5. Operating and Financial Review and Prospects-Off-Balance Sheet Arrangements" for a description of our and our subsidiaries' off-balance sheet arrangements.

EXCHANGE CONTROLS

See "Item 3. Key Information-Risk Factors-Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us."

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

This summary is limited to non-residents of Mexico, as defined below, who own our ADSs or CPOs. Each prospective investor should consult his, her or its own tax adviser as to the tax consequences of an investment in, the ownership of, and the disposition of, our ADSs or CPOs, including the effects of any Mexican, United States or any other jurisdiction's federal, state or local tax laws (including, without limitation, income, estate and gift tax consequences in any of these jurisdictions).

For purposes of this summary, the term "Non-Resident Holder" means a holder that is not a resident of Mexico and does not hold our ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican tax law, an individual is a resident of Mexico if he or she has established his or her domicile in Mexico, or if he or she has another domicile outside Mexico but his or her "center of vital interest" (as defined under the Mexican Fiscal Code) is located in Mexico. In addition to certain other circumstances, it is considered that the "center of vital interests" of an individual is located in Mexico, if more than 50% of that person's total income during a calendar year originates from within Mexico and/or the individual's main center of professional activities is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate that he or she is not a tax resident. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management is located in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Our ADSs, CPOs and Shares

Taxation of Cash Distributions

Pursuant to the Mexican Income Tax Law, dividends or profits distributed by entities organized in Mexico will not be subject to income tax if such profits were previously taxed at the entity level. Otherwise such entities shall compute the income tax owed on such profits at the then effective tax rate and pay such taxes to the Ministry of Finance and Public Credit. In 2006 and 2007 and thereafter, the effective tax rate will be 29% and 28%, respectively. Non-residents of Mexico will not be subject to income tax on dividends or profits paid by a Mexican company.

Taxation of Sale or Other Disposition

For Non-Resident Holders, proceeds from the sale or disposition of ADSs or CPOs made through an authorized stock exchange (such as the NYSE) recognized under a tax treaty to which Mexico is a party and meeting certain additional requirements are exempt from Mexican tax, provided that the shares of the issuer of such stock are sold or disposed of through a stock market holding a concession under the Mexican Law of the Securities Market.

In the case of a public offer to purchase shares, there is a taxation exemption of gains realized by stockholders who held the applicable shares at the time such securities were registered in the Registro Nacional de Valores. Such exemption shall only apply if five years have elapsed from the initial placement of such shares on an authorized stock exchange or on a stock exchange recognized under a tax treaty to which Mexico is a party. Shares are deemed placed on an authorized stock exchange when at least 35% of the capital stock of such issuer have been placed on such authorized stock exchange. If a sale of our Shares is made by a Non-Resident Holder on a stock exchange in Mexico, fails to satisfy the requirements mentioned in this paragraph, taxes will be withheld at a rate of 5%, with no deduction, on the gross revenue realized by the seller. Non-Resident Holders may instead elect to have tax withheld equal to 20% of the net profit realized from the sale of our Shares. In either case, the tax would be withheld by the party selling the shares through a stock market holding a concession under the Mexican Law of the Securities Market.

Non-Resident Holders are exempt from income tax in Mexico arising from the sale or other disposition of our ADSs or CPOs, provided the sale satisfies the requirements in the first paragraph of this section. If the sale of our ADSs or CPOs by a Non-Resident Holder fails to satisfy the requirements in that paragraph, the transaction will be subject to Mexican federal tax at a rate of 25% of the gross amount realized, with no deduction. If the Non-Resident Holder has a representative in Mexico according to the Income Tax Law, and such stockholder is a resident of a country which is not deemed subject to a territorial tax regime or a territory with a preferred tax regime, such stockholder may instead apply the tax rate of 30% on the net profit realized. In addition, such stockholder is required to file an opinion of a public accountant registered with the tax authorities setting forth such accountant's opinion that the tax was computed in accordance with the applicable provisions.

According to the Tax Treaty (as defined below), gains realized by a resident of the United States (a "U.S. Stockholder") from the sale of stock (such as our CPOs or ADSs) may only be taxed in Mexico if, during the 12 month period preceding such sale, the U.S. Stockholder owned, directly or indirectly, at least 25% of our capital stock. Otherwise such gain to a U.S. Stockholder will not be subject to income tax in Mexico.

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

  a citizen or resident of the United States;

  a corporation (or entity taxable as a corporation) organized or created in the United States, any of its constituent states or their respective political subdivisions, as the case may be;

  an estate the income of which is subject to United States federal income tax regardless of its source; or

  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust (each, a "United States Holder").

This section applies only to holders who hold ADSs or CPOs as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the "Code"). This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, United States Holders whose functional currency is not the U.S. dollar, persons holding our ADSs or CPOs as part of a hedge, straddle, conversion or other integrated transaction, banks, insurance companies, real estate investment trusts (REITs), regulated investment companies (RICs), tax-exempt entities, certain United States expatriates or corporations owning at least 10% of the total combined voting power of our capital stock.

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

For United States federal income tax purposes, a United States Holder of one of our ADSs generally will be treated as the beneficial owner of three CPOs. Each of our CPOs will represent an economic interest in one of our Shares. The ADSs are evidenced by ADRs (see "Item 9. The Offer and Listing-Markets-Trading on the New York Stock Exchange").

Our ADSs, CPOs and Shares

Taxation of Cash Distributions and Distributions of Stock

The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of our ADSs or CPOs whenever a holder may elect to receive cash distributions in lieu of distributions of our ADSs or CPOs, that you receive with respect to our ADSs or CPOs (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be includible in your gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or CPOs. Depending on the amount of the dividend and the amount of the United States Holder's tax basis in the applicable ADSs or CPOs, distributions will be taxed in the following manner.

To the extent that distributions paid by us with respect to the underlying Shares do not exceed our earnings and profits ("E&P"), as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital by both individual and corporate United States Holders to the extent of each such United States Holder's basis in our ADSs or CPOs they hold, and will reduce such United States Holder's basis in such ADSs or CPOs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of such ADSs or CPOs). To the extent that the distributions exceed the United States Holders' basis in our ADSs or CPOs they hold, each such individual or corporate United States Holder will be taxed as having recognized gain on the sale or disposition of such ADSs or CPOs. See "-Taxation of Sale or Other Disposition."

We anticipate that any distributions on our ADSs and CPOs will be made in pesos, and any dividends so paid generally will be includible in a United States Holder's gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the CPO Trustee or Depositary, as applicable, receives the dividend. It is expected that the Depositary will, in the ordinary course, convert pesos received by it as distributions on our ADSs or CPOs into U.S. dollars. To the extent that the Depositary does not convert the pesos into U.S. dollars at the time that such United States Holder is required to include the distribution into gross income for United States federal income tax purposes, such United States Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the pesos into U.S. dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the pesos are actually converted and the "spot" exchange rate in effect at the time the distribution is included in such United States Holder's gross income and any gain will generally be treated as United States-source income for United States foreign tax credit limitation purposes.

Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes. Subject to certain limitations, United States Holders generally may elect to claim a foreign tax credit against their United States federal income tax liability for foreign tax withheld (if any) from dividends received in respect of our ADSs or CPOs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or CPOs, as applicable, generally will be "passive income" and therefore any United States federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such United States Holders may have from foreign source income not qualifying as passive income, respectively. United States Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

Distributions of our Shares to the CPO Trustee with respect to its holdings of our Shares and distributions of our ADSs and CPOs to United States Holders with respect to their holdings of our ADSs and CPOs, as the case may be (such previously held ADSs or CPOs, "Old Stock"), that are pro rata with respect to their holdings of Old Stock will generally not be subject to United States federal income tax (except with respect to cash received in lieu of fractional Shares, CPOs and ADSs). The basis of our CPOs and ADSs so received will be determined by allocating the United States Holder's adjusted basis in the Old Stock between the Old Stock and the CPOs and ADSs so received.

Taxation of Sale or Other Disposition

Unless a nonrecognition provision applies, a United States Holder will recognize capital gain or loss upon a sale or other disposition of our ADSs or CPOs in an amount equal to the difference between the amount realized on their disposition and such United States Holder's basis in our ADSs or CPOs. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to United States federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 15% currently. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a United States Holder of our ADSs or CPOs generally should constitute gains or losses from sources within the United States.

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

Passive Foreign Investment Company Considerations

We believe that we are not currently, and we do not expect to become, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC for United States federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income" or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a United States Holder owns our ADSs or CPOs at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our ADSs or CPOs, such United States Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC.

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

United States Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of dividends on our ADSs or CPOs and the proceeds of certain sales of our ADSs or CPOs in respect of United States Holders other than certain exempt persons (such as corporations). A 28% backup withholding tax will apply to such payments if the United States Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the United States Holder fails to report in full all dividend and interest income and the United States Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder's United States federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the United States Internal Revenue Service.

Tax Treaties

The benefits of treaties for avoidance of double taxation shall only be applicable to taxpayers who can demonstrate that they are tax residents in the applicable country for tax purposes and who comply with the conditions of the respective treaty.

A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and a Protocol thereto (as amended by two additional Protocols, the "Tax Treaty") between the United States and Mexico became effective on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain United States Holders are included above. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

In addition, Mexico has in effect similar tax treaties with Argentina, Australia, Austria, Belgium, Canada, Chile, the Czech Republic, Denmark, Ecuador, Finland, France, Germany, Indonesia, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Netherlands, Norway, Poland, Portugal, Romania, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," and file the following with the SEC:

  annual reports on Form 20-F;

  certain other reports or information that we make public under Mexican law, file with the CNBV and the Mexican Stock Exchange or distribute to our shareholders; and

  other information.

You may access and read our SEC filings through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC.

You may also read and copy any reports or other information that we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, materials filed by us may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and are not required to file proxy statements with the SEC. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act.

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
Director Independence. Majority of board of directors must be independent. 303A.01

Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a Board of Directors in which 20% of its members must be independent as defined under the Mexican Securities Market Law. However, Vitro has a Board of Directors composed of fourteen members, out of which eight are independent. Our Board of Directors is not required to make a determination as to the independence of our directors. The definition of independence under Mexican law differs from the NYSE standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company (one-year cooling off period);
(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company's officers;
(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client's or supplier's total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor's or creditor's total sales or purchases;

(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;
(vi) a CEO or other high ranking officer of another company in which the issuer's CEO or other high ranking officer is a member of the Board of Directors; or
(vii) a "family member" related to any of the persons mentioned above in (i) through (vi).

"Family member" includes a person's spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. 303A.03	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. 303A.04

Nominating Committee. We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices. Relevant corporate governance matters are brought to the attention of the audit committee and the corporate responsibility committee.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. 303A.05

Compensation Committee. We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation and compensation committee, the members of which are not all independent, as independence is defined under the Mexican Securities Market Law.

Our committee does not produce a report on executive compensations.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. 303A.06, 303A.07

Audit Committee. We have an audit committee of four members plus a non-member financial expert and the statutory auditor "comisario" that also attends the meetings. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to a written charter adopted by our Board of Directors.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. 303A.08 & 312.03

Equity Compensation Plans. Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. 312.03(b)-(d)

Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. 303A.10

Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our web site: www.vitro.com.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. 402.00 & 4.02.04

Solicitation of Proxies. Pursuant to the provisions of the Mexican Securities Law, as from  the date when the notice to the shareholders meeting is published, we immediately and free of any charge, make available to the shareholders the documents and information related with all and each item of the agenda.

Likewise, pursuant to the Mexican Securities Law, in order for the shareholders may be represented in the shareholders meetings, we elaborate and make available to them powers of attorney formularies which contain at least:  a) The name of the Company, the items of the agenda and some blank spaces to be filled in by the shareholders to instruct their representatives how to exercise such power of attorney.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at www.sec.gov and at our web site at www.vitro.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Our Chief Executive Officer is not aware of any violations by Vitro of NYSE corporate governance listing standards.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures About Market Risk

Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of interest rates and foreign currency exchange rates. To minimize our exposure to these risks, we utilize financial derivative instruments. We enter into derivative transactions for periods and amounts consistent with related underlying exposures. We do not enter into derivative transactions for arbitrage or speculative purposes. See note 3 h) and 9 to our consolidated financial statements.

Debt Subject to Market Risk

The table below sets forth information, as of December 31, 2005, regarding our debt obligations with maturities originally extending for more than one year and that are sensitive to changes in interest rates or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal payments according to their respective maturity dates. The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (for example, the Vicap Notes or the 2013 Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument (for example, fair value of fixed-rate UDI's future cash flows is discounted back using the forward variable rate that applies to the most recent issuance of Certificados Bursatiles). The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2005.

Expected Maturity Date	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(1)	Ps. 247	Ps. 1,630	Ps. 9	Ps. 9	Ps. 45	Ps. 4,983	Ps. 6,924	Ps. 6,740
Weighted-average coupon	11.63%
Floating-Rate Debt:
Dollar-denominated(1)	Ps. 806	Ps. 1,915	Ps. 239	Ps. 133	Ps. 1,329	Ps. 0	Ps. 4,421	Ps. 4,421
Weighted-average interest rate	LIBOR plus 5.72%
Euro-denominated(2)	Ps. 29	Ps. 26	Ps. 18	Ps. 3	Ps. 1	Ps. 0	Ps. 77	Ps. 77
Weighted-average coupon	Euribor 1.32%
Peso-denominated	Ps. 220	Ps. 126	Ps. 566	Ps. 150	Ps. 0	Ps. 0	Ps. 1,062	Ps. 1,062
Weighted-average interest rate	182-day CETES plus 3.91%
UDI-denominated(3)	Ps. 1,048	Ps. 0	Ps. 0	Ps. 0	Ps. P0	Ps. 0	Ps. 1,048	UDI 288
Weighted-average interest rate	9.40%

_________________

(1) The principal amount of our dollar-denominated debt was translated to pesos at Ps.10.6344 per U.S. dollar, the Free Exchange Rate as of December 31, 2005.

(2) The principal amount of our euro-denominated debt was translated at 12.5932 per euro, the exchange rate as of December 31, 2005.

(3) Based on the pesos per UDI value published by Banco de Mexico in the Diario Oficial de la Federacion, which in turn is based on the INPC.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our floating-rate debt obligations. In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating-rate debt.

On June 2005, we entered into two new interest rate swaps with a starting nominal amount of $282 million, which will decrease quarterly as agreed with counterparty. The swaps will hedge the average of our Libor based debt with the effect of converting it into fixed interest rate debt at an average rate of 4.0535% starting January 2006 through December 2007. This swap has an extendible option that our counterparty can exercise for two more years. As of December 31, 2005, the fair value of these instruments was $2.4 million.

On October 2005, we entered into an interest rate cap agreement with a nominal amount of $150 million. The cap agreement has a strike of 4.57% starting December 2005 through September 2006. As of December 31, 2005, the fair value of this instrument was $0.2 million.

Foreign Currency Exchange Rate Risk

Our exposure to market risk associated with changes in foreign currency exchange rates. In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. The table below sets forth information, as of December 31, 2005, regarding our currency swaps and options used to hedge our exposure to U.S. dollar exchange rate risk.

	Exchange of Notional Amounts
Currency Exchange Options	2005	2006	2007	2008	Total	Fair Value
	(millions, except for percentages)
Options covering dollar-denominated debt:
Notional $ million (receive)	$ 25	$ 31	$ 0	$ 0	$ 56	($2.6)
Nominal Pesos (pay)	Ps. 307	Ps. 385	Ps. 0	Ps. 0	Ps. 692	Ps. (27.9)

In April 2005, we entered into new option agreements through a "collar" strategy. We are buying calls at ceiling exchange rates and selling puts at floor exchange rates. All the agreements have less than one-year maturity. As of December 31, 2005, the fair market value of these instruments was ($2.6) million.

On February 2006, we entered into a foreign exchange rate cap agreement with a notional amount of $80 million. The cap agreement has a strike price of $11.50 pesos per dollar, starting May 2006 through December 2006. As of April 30, 2006, the fair value of this instrument was $1.0 million.

Natural Gas Price Risk

The Company enters into different swap and derivative agreements with different counterparties to protect ourselves against the volatility of natural gas prices. NYMEX natural gas prices have increased from an average price of $3.22 during 2002 to an average price of $8.61 during 2005, representing a cumulative increase of 167%. During 2005, hurricanes Katrina and Rita made landfall within the production area of the Gulf of Mexico, curtailing production by approximately 20.5% of the yearly production of gas in the Gulf of Mexico.

 The Company's natural gas consumption during 2005 was approximately 24.3 million MMBTUS. The purchase price for the natural gas that the Company utilized during 2005 was $7.13 per MMBTU; this price is a combination of a) The Presidential Decree issued on September 12, 2005, in which it established that 79% of natural gas prices for industrial use would be $7.253 per MMBTU, and 21% of natural gas prices would be the market price as of Canasta Reynosa, and b) hedges that the Company had during 2005, which were equivalent to 52% of the Company's natural gas consumption in 2005.

In order to protect against the volatility of natural gas prices, we had hedges with several financial institutions, as well as Pemex. As of December 31, 2005 we had hedges on the price of natural gas for approximately 3.7 million MMBTUs or approximately 18% of our expected consumption needs in Mexico for the year ending December 31, 2006. As of December 31, 2005, the fair market value of those hedges was ($9.2) million.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Covenant Compliance

As a result of the deterioration in our results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with certain financial covenants contained in our debt agreements and instruments. During 2001, 2002, 2003 and 2005 some of our subsidiaries executed amendments and/or waivers with respect to several of our financial covenants contained in our debt agreements and instruments and in one of our accounts receivable factoring programs. In each case, our subsidiaries have obtained the necessary amendments and/or waivers.

Our ability to comply with our financial covenants in the future depends upon several variables, including our operating results, the level of our indebtedness and changes in currency and interest rates. The occurrence of one or more of the following events, among others, in the future will likely require us to seek further amendments and/or waivers of our financial covenants-a lack of improvement in our operating results, our failure or inability to reduce our level of indebtedness, a devaluation of the peso relative to the U.S. dollar or an increase in interest rates applicable to our indebtedness. Thus, we may be required to obtain amendments and/or waivers in order to comply with our financial covenants. However, there can be no assurance that we will be able to obtain such future amendments and/or waivers or be successful in taking other actions to avoid potential defaults under such covenants.

Under certain of our subsidiaries' credit agreements; if such subsidiary does not meet certain financial ratios, its ability to pay dividends is restricted. From 2001 to 2005, certain of our subsidiaries were restricted from paying dividends by their credit agreements. For more information, see "-Long-Term Debt."

Certain of our indentures restrict our ability to incur additional debt except for specific baskets and to refinance existing debt if we fail to comply with certain financial ratios. The failure to comply with those financial ratios does not represent an event of default in our indentures.

On the other hand, certain of our credit facilities restrict our ability to incur additional debt if we fail to comply with certain financial ratios and do not provide for any exception. As of December 31, 2005 and March 31, 2006, we did not meet certain of those financial ratios. Nevertheless, we obtained the necessary waivers and/or amendments and therefore the failure to comply with such financial covenants did not represent an event of default on the credit facilities, and nor did not it allow the lender to accelerate the maturity of the debt under such credit facilities. We expect not to meet certain of those financial ratios as of June 30, 2006.

At no time has the Company failed to make required principal or interest payments.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Our Chief Executive Officer (CEO), Chief Administrative Officer (CAO), and Chief Financial Officer (CFO) regularly review disclosure controls and procedures and make changes as they deem necessary to allow them to conclude whether these controls and procedures are effective.  Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Our CEO, CAO and CFO, after evaluating the basis that led us to amend our 2004 20-F for U.S GAAP purposes, have concluded that our disclosure controls were not effective to provide reasonable assurance that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC as of December 31, 2005.

In May 2006, we presented a second amendment to our 2004 20-F/A and as a result of evaluating the cause of the restated items we identified deficiencies in our disclosure controls, specifically within the area of U.S. GAAP reporting. We are focused on maintaining effective internal control and strongly prioritize accuracy of financial reporting. In order to properly address and rectify the internal control deficiencies identified as well as to prevent future misstatements, our management is implementing a remediation plan, which includes the following modifications to our internal controls: (i) periodic review of U.S. GAAP information, (ii) reinforcement of personnel knowledge base of U.S. GAAP through mandatory training and (iii) formal documentation of internal controls over the financial reporting cycle. As a result of the initiatives set forth above as well as ongoing monitoring, and as needed, remediation, our management intends to continue to focus on maintaining effective internal control over financial reporting.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation above during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

We are in the process of implementing a plan to align our internal control systems with the requirements established in Section 404 of the Sarbanes Oxley Act. Section 404 requires that, in addition to the annual audit, management prepares a report on the design, maintenance and periodic evaluation of our internal control system for financial reporting, which is to be accompanied by an attestation report by our external auditor.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

As required by the regulations issued by the CNBV, on August 26, 2004, the Audit Committee engaged Mr. Alfonso Gonzalez Migoya as the experto financiero (financial expert) serving as advisor to the Audit Committee of our Board of Directors. Although the attributes necessary to be an experto financiero for purposes of the CNBV's regulation are not the same attributes necessary to be an "audit committee financial expert" under the rules and regulations issued by the SEC and the listing standards of the NYSE, Mr. Alfonso Gonzalez meets all the requisite qualifications to be an "audit committee financial expert", except that he is not a member of our Board of Directors. He receives compensation from us for his services rendered to the Audit Committee.

None of our directors meet the qualifications to be an "audit committee financial expert" (as defined under the rules and regulations of the SEC and the listing standards of the NYSE). We consider that the current number and composition of our Board of Directors is appropriate to effectively govern us and set our strategic direction. In addition, in accordance with the guidelines of the Mexican Codigo de Mejores Practicas Corporativas, or best corporate practices code, we have decided not to increase the size of our Board of Directors, which would have allowed us to include a Director meeting the qualifications to be an "audit committee financial expert" on our Board of Directors and Audit Committee.

Item 16B.  Code of Ethics

We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. The code of ethics became effective on February 1, 2004 and is available on our website at www.vitro.com. If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver on our website at the same address. As part of our Code of Ethics, on March 7, 2005, we launched our anonymous internet submission system where all of our employees can denounce violations to the Code of Ethics, the website of this system is www.resultor.com/vitro/. On the same date, a toll free number was enabled to also receive such complaints; this toll free number is 001-877-LEALTAD (532-5823).

Since the effectiveness of the code of ethics, it has not been amended nor have any waivers therefrom been granted.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth, for the periods indicated, the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, which we refer to as "Deloitte," our independent auditor for (i) Audit Fees, (ii) Audit-Related Fees, (iii) Tax Fees and (iv) Other Fees.

	For the year ended December 31,
	2004		2005
	(Ps. Millions)
Audit Fees	Ps. 15.2	54%	Ps. 17.0	62%
Audit-Related Fees	7.0	25%	7.4	27%
Tax Fees	4.8	17%	2.5	9%
Other Fees	1.3	4%	0.6	2%
Total	Ps. 28.3	100%	Ps. 27.5	100%

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Deloitte in connection with their audit of our annual consolidated financial statements and the audit of the financial statements of each one of our subsidiaries.

Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Deloitte in connection with attestation services related to the issuance of comfort letters related with our financing activities during 2004 and 2005.

Tax Fees. The amount set forth as Tax Fees in the table above represents fees billed to us by Deloitte in connection with tax advice and compliance services.

Other Fees. The amount set forth as Other Fees in the table above represents fees billed to us by Deloitte in connection with the auditing of payments made to the workers' social security system (seguro social) and the audit of Vitro Plan's U.S. GAAP financial statements in 2004.

Other Audit Firms

During 2003, Deloitte did not audit the annual financial statements of Vitro Flex and Comegua whose results of operations and financial position are included in our audited consolidated financial statements. The aggregate net sales of these two entities represented 9% of our consolidated net sales for the year ended December 31, 2003. For 2003 these entities were audited by PricewaterhouseCoopers, independent registered public accountants, as stated in their reports.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee is responsible for hiring, compensating and supervising the work of Deloitte, our independent auditor as well as any other external auditors contracted by the Company. Generally, all services that Deloitte performs for us have to be authorized by our Audit Committee before the performance of those services begins. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 5% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.

Item 16D.  Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2005, we did not repurchase any of our Shares.

As of December 31, 2005 approximately 28.3 million of our Shares remained held as treasury stock.

Item 17.  Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.  Financial Statements

The consolidated financial statements of Vitro, S.A. de C.V. and its subsidiaries for the years ended December 31, 2003, 2004 and 2005, attached to this annual report have been audited by Deloitte, independent registered public accountants, as stated in their report with respect to our audited consolidated financial statements.

The financial statements of Vitro Flex, S.A. de C.V. and the consolidated financial statements of Empresas Comegua, S.A. de C.V. and its subsidiaries for the year ended December 31, 2003, attached to this annual report have been audited by PricewaterhouseCoopers, independent registered public accountants, as stated in their reports.

Link to our consolidated financial statements

Item 19.   Exhibits

Exhibit No.	Description	Page
1.1	Amended and restated by-laws (estatutos sociales) of Vitro, S.A. de C.V., together with an English translation	******
2.1

Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

***
2.2	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the "CPO Trust Agreement"), together with an English translation	***
2.3	Public Deed dated November 29, 1990 (the "Public Deed"), together with an English translation	***
2.4	Common Shares Trust Agreement	***
2.5	CPO Trust Agreement and Public Deed	***
2.6	Form of Certificado Bursatil	*****
2.7	Indenture dated as of May 1, 1997 among Vicap, S.A. de C.V., Vitro, S.A. and Texas Commerce Bank National Association, as Trustee (including exhibits)	****
2.8	Form of 11 3/8% Guaranteed Senior Note due 2007 (included in Exhibit 2.7)	****
2.9	Form of 11 3/8% Guarantee (included in Exhibit 2.7)	****
2.10	Indenture dated as of October 22, 2003 between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits)	******
2.11	Form of 11.75% Senior Note due 2013 (included in Exhibit 2.12)	******
2.12	Indenture dated as of July 23, 2004 among Vitro Envases Norteamerica, S.A. de C.V., certain subsidiaries of Vitro Envases Norteamerica, S.A. de C.V. and the Bank of New York, as Trustee	**
2.13	Form of 10.75% Senior Secured Guaranteed Notes due 2011 (included in Exhibit 2.14)	**
2.14	Supplemental Indenture dated as of February 7, 2005 between Vitro Envases Norteamerica, S.A. de C.V. and The Bank of New York, as Trustee	**
2.15

Trust Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer and trustee, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., and Vitro Vidrio y Cristal, S.A. de C.V., dated August 3, 2005, in connection to the issuance of the 6.46% Preferred Notes.

*
2.16

Purchase Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., Vitro Vidrio y Cristal, S.A. de C.V., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank International", as purchaser, dated August 22, 2005, in connection to the sale of 6.46% Preferred Notes. Summary of the document in English attached.

*
2.17

Dealer Agreement dated as of February 3, 2006 between Vitro Envases de Norteamerica, S.A. de C.V. and BCP Securities, LLC, as arranger and dealer, relating to a Senior Secured Short Term Guaranteed Note Program

*
2.18

Note Guarantee dated February 3, 2006 between Vitro Envases de Norteamerica, S.A. de C.V., The Bank of New York and the Guarantors listed therein in connection to the Senior Secured Short Term Guaranteed Note Program

*
2.19

Issue and Paying Agency Agreement dated February 3, 2006 between Vitro Envases de Norteamerica, S.A. de C.V., The Bank of New York and the Bank of New York (London branch) in connection to the Senior Secured Short Term Guaranteed Note Program

*
4.1	Vitro Flex, S.A. Joint Venture Agreement dated October 1, 1979 between Ford Motor Company and Vidrio Plano de Mexico, S.A.	***
4.2	Articles of Incorporation and By-laws of Vitro Flex, S.A. together with an English translation	***
4.3	Agreement dated March 29, 1965 between Pilkington Brothers Limited and Fomento de Industria y Comercio S.A.	***
4.4	Letter Agreements dated June 15, 1998 amending the Technical Assistance Agreement dated September 1, 1983 between Pilkington Brothers plc and Vitro Flotado, S.A. de C.V.	***
4.5	Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., VVP Holding Corp., VVP Syndication, Inc., Salomon Smith Barney Inc., and certain other lenders party thereto	*****
4.6

Loan Agreement dated as of February 26, 2003 among Vitro Plan, S.A. de C.V., certain subsidiaries and affiliates of Vitro Plan, Banco Nacional de Mexico, S.A. and certain other lenders party thereto, together with an English translation

*****
4.7	Receivables Purchase Agreement dated as of May 7, 2004 among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation, ABN Amro Bank N.V. and Finacity Corporation	******
4.8	Receivables Sales Agreement dated as of May 7, 2004 between Vitro America, Inc. and VVP Funding Corporation	******
4.9	Second Amendment to Receivables Purchase Agreement dated as of May 5, 2006, among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation and ABN Amro Bank N.V.	******
4.10	Purchase Agreement dated as of October 15, 2003 among Vitro, S.A. de C.V. and Citigroup Global Markets Inc. and Credit Suisse First Boston, LLC, as initial purchasers	******
4.11	Registration Rights Agreement dated as of October 22, 2003 among Vitro, S.A. de C.V. and Citigroup Global Markets Inc. and Credit Suisse First Boston, LLC, as initial purchasers	******
4.12	Stock Purchase Agreement dated as of June 3, 2002 among Vitro, S.A. de C.V. Whirlpool Corporation and Whirlpool Holdings, Inc.	*****
4.13	Stock Purchase Agreement dated as of January 23, 2004 among Vitro, S.A. de C.V., Vitro Envases Norteamerica, S.A. de C.V., Owens Corning and Owens Corning VF Holdings, Inc.	******
4.14	Purchase Agreement dated July 16, 2004 between Vitro Envases Norteamerica, S.A. de C.V. and Citigroup Global Markets, Inc.	**
4.15

Master Collateral and Intercreditor Agreement dated as of July 23, 2004 among Vitro Envases Norteamerica, S.A. de C.V., HSBC Bank USA, National Association, as Collateral Agent, and The Bank of New York, as Trustee

**
4.16	Purchase Agreement dated as of January 31, 2005 between Vitro Envases Norteamerica, S.A. de C.V. and Credit Suisse First Boston LLC	**
4.17

Amended and Restated Loan Agreement dated as of February 24, 2005 among Vitro Envases Norteamerica, S.A. de C.V., Credit Suisse First Boston, as Administrative Agent, and certain other lenders party thereto

**
4.18	Stock Purchase Agreement dated as of September 25, 2004 among Rexam plc, Rexam Overseas Holding Limited and Vitro, S.A. de C.V.	**
4.19

Trust Agreement dated as of March 23, 2005 among Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V., Comercializadora Alcali, S. de R.L. de C.V., ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria and Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero; Assignment of Rights dated as of March 23, 2005 among Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V., Comercializadora Alcali, S. de R.L. de C.V. and ABN AMRO Bank (Mexico), S.A. Institucion de Banca Multiple, Division Fiduciana; Certificados Subordinados issued by ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, together with English summary.

**
4.20	Guaranty dated as of March 31, 2005 among Vitro, S.A. de C.V. and of the holders of the Certificados Subordinados	**
4.21

Purchase Agreement dated as of March 31, 2005 among ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A.de C.V., Comercializadora Alcali, S. de R.L. de C.V., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank International", New York Branch

**
4.22

Placement Agent Agreement dated as of March 29, 2005 among Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V., Comercializadora Alcali, S. de R.L. de C.V., ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, and Banco Invex, S.A. Institucion de Multiple, Invex Grupo Financiero

**
4.23	Letter of extension between Pilkington plc and Vitro Vidrio y Cristal, S.A. de C.V., dated April 24, 2006	**
4.24	Loan Agreement between Vitro Envases de Norteamerica, S.A. de C.V. the Guarantors and Lenders parties thereto and Credit Suisse as Administrative Agent, dated September 21, 2005	*
4.25	Loan Agreement between Vitro Plan, S.A. de C.V., certain Lenders parties thereto and Credit Suisse as Arranger, dated September 21, 2005	*
4.26	Stock Purchase Agreement of Vidrios Panamenos S.A. between the Sellers listed therein and Empresas Comegua, S.A., dated April 4, 2006.	*
8.1	List of subsidiaries of Vitro, S.A. de C.V.	**
12.1	Certification of the Chief Executive Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Certification of the Chief Financial Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.3	Certification of the Chief Administrative Officer of Vitro, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1

Certification of the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of Vitro, S.A. de C.V. pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*

___________________
*	Filed herewith.
**	Filed as an exhibit to Vitro, S.A. de C.V.'s annual report on Form 20-F for the year ended December 31, 2004.
***	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33- 43660) and incorporated herein by reference thereto.
****	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.
*****	Filed as an exhibit to Vitro, S.A. de C.V.'s annual report for the year ended December 31, 2002, and incorporated by reference hereto.
******	Filed as an exhibit to Vitro, S.A. de C.V.'s annual report on Form 20-F for the year ended December 31, 2003, and incorporated by reference hereto.

SIGNATURES

Vitro, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on its behalf.

Date: June 12, 2006

VITRO, S.A. DE C.V.,
by	/s/ Federico Sada Gonzalez
Name: Federico Sada Gonzalez
Title: President and Chief Executive Officer

by	/s/ Claudio Del Valle Cabello
Name: Claudio Del Valle Cabello
Title: Chief Administrative Officer

by	/s/ Alvaro Rodriguez Arregui
Name: Alvaro Rodriguez Arregui
Title: Chief Financial Officer