Form 20-F/A
VITRO SA DE CV
filed 2006-06-15
CIK 880582

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

Yes   [ X ]          No   [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17    [ ]          Item 18 [ X ]

EXPLANATORY NOTE

Due to technical difficulties with our EDGAR software, our financial statements were not included in our 2005 20-F filing submitted to the SEC on June 14, 2006. This report on Form 20-F/A properly includes our financial statements.

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

Item 18.  Financial Statements

The consolidated financial statements of Vitro, S.A. de C.V. and its subsidiaries for the years ended December 31, 2003, 2004 and 2005, included in this annual report have been audited by Deloitte, independent registered public accountants, as stated in their report with respect to our audited consolidated financial statements.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vitro, S.A. de C.V.
Garza Garcia, N. L.

(Amounts in millions of Mexican pesos)

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005 (all expressed in millions of constant Mexican pesos as of December 31, 2005). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's consolidated subsidiaries mentioned in Note 2 b) for the year ended December 31, 2003, which statements reflect total net sales constituting 9% of consolidated net sales for the year ended December 31, 2003. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries for the year ended December 31, 2003, is based solely on the reports of such other auditors, except as noted below.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Mexico.

Effective January 1, 2005, as mentioned in Note 3 a), the Company adopted the provisions of certain new or revised accounting standards resulting in the following changes in accounting:

  The effect of adopting Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", including the related tax effects resulted in (i) the recognition of a liability of Ps. 126; (ii) the recognition of an asset of Ps. 71; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10; (iv) a charge to the cumulative effect of the change in accounting principle of Ps. 114 and; (v) a credit to financing cost of Ps. 97, net of the deferred income tax effect of Ps. 28.

  The Company discontinued amortizing goodwill as of January 1, 2005 and now performs an annual impairment test in accordance with Bulletin B-7, "Business Acquisitions". The amount of goodwill amortization in 2003 and 2004 was Ps. 54 and Ps. 44, respectively.

  Revised Bulletin D-3, "Labor Obligations", requires the recognition of a labor obligation for severance indemnities, other than in connection with a restructuring. The Company chose to record such amount as a transition obligation to be amortized using the straight-line method over the average labor life of employees expected to receive such benefits. The transition obligation as a result of adopting this bulletin recorded by the Company was Ps. 123.

The consolidated financial statements of Empresas Comegua, S.A. and its Subsidiaries have been prepared in accordance with accounting principles generally accepted in Guatemala. With regards to the financial statements audited by the other auditors, we have assumed responsibility for auditing the conversion of the amounts in such financial statements into Mexican pesos and accounting principles generally accepted in Mexico for the year ended December 31, 2003.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information in Note 24 is the responsibility of the Company's management. With regards to the financial statements audited by the other auditors, we have assumed responsibility for auditing the conversion of the amounts in such financial statements to accounting principles generally accepted in the United States of America for the year ended December 31, 2003.

As discussed in Note 24 o) to the accompanying consolidated financial statements, the U.S. GAAP consolidated statement of cash flows for the years ended December 31, 2003 and 2004 has been restated.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/

C.P.C. Ernesto Cruz Velazquez de Leon
March 8, 2006,
June 12, 2006 as to Note 24

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2005)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2004	2005	2005

ASSETS

Cash and cash equivalents	Ps. 2,621	Ps. 1,318	US$ 124
Trade receivables, net	1,970	1,206	113
Retained undivided interests in securitized receivables	318	794	75
Other receivables	1,135	1,376	129
Inventories	3,723	3,833	360
Land and buildings held for sale		411	39
Current assets of discontinued operations	940	743	70
Current assets	10,707	9,681	910

Land and buildings	8,840	8,432	793
Machinery and equipment	7,817	7,357	692
Construction in progress	1,014	580	55
Goodwill	660	592	56
Intangible employee retirement obligations asset	414	425	40
Deferred taxes	176	896	84
Other assets	1,001	972	91
Non-current assets of discontinued operations	1,079	1,128	106
Long-term assets	21,001	20,382	1,917

Total assets	Ps. 31,708	Ps. 30,063	US$ 2,827

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2005)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2004	2005	2005

LIABILITIES

Short-term borrowings	Ps. 2,216	Ps. 1,182	US$ 111
Current maturities of long-term debt	1,046	2,345	220
Trade payables	1,897	1,842	173
Tax liabilities	48	151	14
Accrued expenses	852	1,032	97
Other current liabilities	1,426	1,355	128
Current liabilities of discontinued operations	507	346	33
Current liabilities	7,992	8,253	776

Long-term debt	13,282	11,182	1,052
Employee retirement obligations and other long-term liabilities	1,352	1,361	128
Long-term liabilities of discontinued operations	1,018	949	89
Long-term liabilities	15,652	13,492	1,269
Total liabilities	23,644	21,745	2,045
STOCKHOLDERS' EQUITY

Capital stock: no par value, 324,000,000 shares issued and outstanding	324	324	30
Restatement of capital stock	6,684	6,684	629
Restated capital stock	7,008	7,008	659

Treasury stock (51,044,097 shares in 2004 and 50,553,528 in 2005)	(613)	(606)	(57)
Additional paid-in capital	1,050	1,050	99
Shortfall in restatement of capital	(19,481)	(19,428)	(1,827)
Cumulative initial effect of deferred taxes	(1,677)	(1,677)	(158)
Minimum pension liability adjustment	(432)	(418)	(39)
Retained earnings reserved for reacquisition of Vitro shares	2,000	2,000	188
Retained earnings	17,451	17,559	1,651
Total majority interest	5,306	5,488	516

Minority interest in consolidated subsidiaries	2,758	2,830	266
Total stockholders' equity	8,064	8,318	782
Total liabilities and stockholders' equity	Ps. 31,708	Ps. 30,063	US$ 2,827

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Operations

(Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

	Year ended December 31,			Millions of US dollars, except per share amounts (Convenience Translation) Year ended December 31,
	2003	2004	2005	2005

Net sales	Ps. 24,112	Ps. 24,018	Ps. 24,150	US$ 2,271
Cost of sales	17,218	17,392	17,449	1,641
Gross profit	6,894	6,626	6,701	630
Selling, general and administrative expenses	5,117	5,139	5,039	474
Operating income	1,777	1,487	1,662	156
Total financing cost	2,064	1,401	1,382	130
Operating income (loss) after financing cost	(287)	86	280	26
Other expenses, net	150	138	400	37
Loss from continuing operations before taxes and workers' profit sharing	(437)	(52)	(120)	(11)
Income and asset tax expense (benefit)	35	(9)	(483)	(45)
Workers' profit sharing	41	119	47	4
Net income (loss) from continuing operations before change in accounting principle	(513)	(162)	316	30
Net income from discontinued operations	59	90	3
Cumulative effect of change in accounting principle, net of tax			(114)	(11)
Net income (loss) for the year	Ps. (454)	Ps. (72)	Ps. 205	US$ 19

Net minority income	Ps. 194	Ps. 223	Ps157	US$ 15

Net majority income (loss)	(648)	(295)	48	4
	Ps. (454)	Ps. (72)	Ps. 205	US$ 19

Earnings per common share (based on weighted average shares outstanding of 275,152,973 for 2003, 271,840,010 for 2004 and 273,116,069 ):
Income (loss) from continuing operations before change in accounting principle	Ps. (1.86)	Ps. (0.60)	Ps. 1.16	US$ 0.10
Income from discontinued operations	0.21	0.33	0.01
Cumulative effect of change in accounting principle			(0.42)	(0.03)
Minority income	(0.71)	(0.82)	(0.57)	(0.05)
Majority income (loss)	Ps. (2.36)	Ps. (1.09)	Ps. 0.18	US$ 0.02

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Millions of constant Mexican pesos as of December 31, 2005)

	Year ended December 31,			Millions of US dollars (Convenience Translation) Year ended December 31,
	2003	2004	2005	2005

OPERATING ACTIVITIES:
Net income (loss) from continuing operations before change in accounting principle	Ps. (513)	Ps. (162)	Ps. 316	US$ 30
Add (deduct) non-cash items:
Depreciation and amortization	1,861	2,091	1,702	160
Provision for employee retirement obligations	261	266	322	30
Amortization of debt issuance costs	68	124	203	19
Loss (gain) from sale of subsidiaries and associated companies	(38)	(505)	127	12
Write-off and loss from sale of assets	137	334	351	33
Mark-to market of derivative financial instruments			(120)	(11)
Gain on execution of Vitro Club's trust			(424)	(40)
Deferred taxes and workers' profit sharing	(133)	(94)	(688)	(65)
	1,643	2,054	1,789	168
Decrease (increase) in trade receivables	(92)	(247)	677	64
(Increase) decrease in inventories	61	(232)	(148)	(14)
Increase (decrease) in trade payables	(167)	(1)	16	2
Change in other current assets and liabilities, net	12	361	(410)	(39)
Employee retirement obligations	(193)	(211)	(272)	(26)
Loss from discontinued operations	59	90	3
Discontinued operations	307	226	258	25
Net resources generated from operating activities	1,630	2,040	1,913	180
FINANCING ACTIVITIES:
Proceeds from short-term bank loans	2,714	3,485	2,818	265
Proceeds from long-term bank loans	6,408	5,486	5,432	511
Amortization in real terms of bank loans	(629)	(809)	(508)	(48)
Payment of short-term bank loans	(5,256)	(3,753)	(4,049)	(381)
Payment of long-term bank loans	(3,109)	(3,794)	(5,395)	(507)
Monetary effect on liabilities with financing cost	(261)	160	1
Acquisition of treasury stock	(67)
Issuance of treasury stock	16	15	7	1
Dividends paid to stockholders of Vitro, S.A. de C.V.	(121)	(95)	(92)	(9)
Dividends paid to minority interest	(80)	(142)	(85)	(8)
Discontinued operations	(252)	(161)	(83)	(8)
Net resources (used in) generated from financing activities	(637)	392	(1,954)	(184)
INVESTING ACTIVITIES:
Investments in land and buildings and machinery and equipment	(1,796)	(1,361)	(1,015)	(96)
Proceeds from sale of land and buildings and machinery and equipment	43	20	29	3
Deferred charges	(222)	(280)	(255)	(24)
Proceeds from sale of subsidiaries and associated companies	207	918	157	15
Discontinued operations	(114)	(155)	(178)	(17)
Net resources used in investing activities	(1,882)	(858)	(1,262)	(119)
Net (decrease) increase in cash and cash equivalents	(889)	1,574	(1,303)	(123)
Balance at beginning of year	1,936	1,047	2,621	247
Balance at end of year	Ps. 1,047	Ps. 2,621	Ps. 1,318	US$ 124

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

	Restated capital stock	Treasury stock and additional paid-in capital	Shortfall in restatement of capital	Cumulative initial effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Minority interest	Stockholders' equity
Balance at January 1, 2003	Ps. 7,008	Ps. 454	Ps. (19,358)	Ps. (1,677)	Ps. (337)	Ps. 20,610	Ps. 3,029	Ps. 9,729
Dividends (Ps. 0.40 per share)						(121)		(121)
Decrease in minority interest							(137)	(137)
Additional paid-in capital		18						18
Acquisition of treasury stock		(66)						(66)
Sale of treasury stock		16						16
Comprehensive loss			148		(21)	(648)	88	(433)
Balance at December 31, 2003	7,008	422	(19,210)	(1,677)	(358)	19,841	2,980	9,006
Dividends (Ps. 0.32 per share)						(95)		(95)
Decrease in minority interest							(319)	(319)
Issuance of treasury stock		15						15
Comprehensive loss			(271)		(74)	(295)	97	(543)
Balance at December 31, 2004	7,008	437	(19,481)	(1,677)	(432)	19,451	2,758	8,064
Dividends (Ps. 0.30 per share)						(92)		(92)
Revoked dividend						152		152
Decrease in minority interest							(79)	(79)
Sale of treasury stock		7						7
Comprehensive income			53		14	48	151	266
Balance at December 31, 2005	Ps. 7,008	Ps. 444	Ps. (19,428)	Ps. (1,677)	Ps. (418)	Ps. 19,559	Ps. 2,830	Ps. 8,318

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

(Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

1. Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, whose subsidiaries manufacture and market glass, flat glass for construction and automotive uses, glassware for table and kitchen use, thermoformed articles, mineral products and capital goods.

2. Basis of presentation and principles of consolidation

a) Basis of presentation

The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2005, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States of America ("US") dollars at the rate of Ps. 10.6344 per one dollar, the rate of exchange determined by the Banco de Mexico (Mexico's Central Bank) on December 31, 2005. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America (the "United States").

b) Consolidated subsidiaries

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock, or which Vitro controls, are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders' equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation. At December 31, 2005, the main subsidiaries the Company consolidates are:

Flat Glass Vitro Plan, S.A. de C.V. (65%)	Glass Containers Vitro Envases Norteamerica, S.A. de C.V. (100%)	Glassware

Vitro Vidrio y Cristal, S.A. de C.V

Vitro Automotriz, S.A. de C.V.

Distribuidora Nacional de Vidrio, S.A. de C.V.

Vidrio Plano de Mexico, S.A. de C.V.

Vitro Flex, S.A. de C.V. (62%)

Vitro AFG, S.A. (50%)

Cristales Automotrices, S.A. de C.V. (51%)

Vitro Flotado Cubiertas, S.A. de C.V.

Vitro America, Inc.

Vitro Colombia, S.A.

Quimica M, S.A. de C.V. (51%)

Vitro Cristalglass, S.L. (60%)

Vitro Chaves Industria de Vidro, S.A. (60%)

Compania Vidriera, S.A. de C.V.

Vidriera Monterrey, S.A. de C.V.

Vidriera Guadalajara, S.A. de C.V.

Vidriera Los Reyes, S.A. de C.V.

Vidriera Mexico, S.A. de C.V.

Vidriera Queretaro, S.A. de C.V.

Vidriera Toluca, S.A. de C.V.

Vitro Packaging, Inc.

Empresas Comegua S.A. (49.7%)

Vidrio Lux, S.A.

Industria del Alcali, S.A. de C.V.

Comercializadora Alcali, S. de R.L. de C.V.

Fabricacion de Maquinas, S.A. de C.V

Vitrocrisa Holding, S. de R.L. de C.V. (51%)*

 -Vitrocrisa, S. de R.L. de C.V.*

 -Vitrocrisa Comercial, S. de R.L. de C.V.*

Fabricacion de Cubiertos, S.A. de C.V.

CORPORATE

Vitro Corporativo, S.A. de C.V.

Servicios y Operaciones Financieras Vitro, S.A. de C.V.

Aerovitro, S.A. de C.V.

* Companies reported as discontinued operations, see note 4

Until December 31, 2003, Vitro's subsidiaries Empresas Comegua, S.A. ("Comegua") and Vitro Flex, S.A. de C.V. were audited by a public accounting firm other than the Company's principal auditor.

In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended. Such companies' financial statements are translated into Mexican pesos using the current rate method. The assets, liabilities, stockholders' equity and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included in shortfall in restatements of capital as a component of stockholders' equity.

c) Investment in associated companies

Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence but does not control the entity. Such investments are accounted for by the equity method.

d) Comprehensive income (loss)

Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2004 and 2005, other comprehensive income (loss) items consist of the shortfall in restatement of capital, the translation effects of foreign subsidiaries and the additional minimum pension liability adjustment.

3. Principal accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a) Changes in accounting policies:

Severance payments at the end of the work relationship. - Effective January 1, 2005, the Company adopted the provisions of revised Bulletin D-3, "Labor Obligations" ("D-3"), related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is Ps. 123. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over the average labor life of employees expected to receive such benefits.

Business Acquisitions.- As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, "Business Acquisitions" ("B-7"). Bulletin B-7 provides rules for the accounting treatment of business acquisitions. It establishes, among others, that a) the adoption of the purchase method as the sole valuation rule for these transactions; b) goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets". It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders' equity. The effect of adopting Bulletin B-7 in 2005 was to discontinue the amortization of goodwill on acquisition of subsidiaries and is one subject to impairment tests annually. Amortization of goodwill in 2003 and 2004 was Ps. 54 and Ps. 44, respectively.

Derivative financial instruments and hedging operations. - Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", including the related tax effects resulted in (i) the recognition of a liability of Ps. 126; (ii) the recognition of an asset of Ps. 71; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 and; (iv) a charge to the cumulative effect of the change in accounting principle of Ps. 114 and (v) a credit to financing cost of Ps. 97, net of the effect of deferred income tax of Ps. 28.

 b) Recognition of the effects of inflation. - The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.

Vitro's Mexican subsidiaries use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index, or "NCPI"), published by Banco de Mexico. For Vitro's foreign subsidiaries the Consumer Price Index - All Urban Consumers - All Items, Unadjusted ("CPI") published by the US Labor Department is used to restate the financial statements, and the restated financial statements are translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company's subsidiaries located in Spain for which it applies the Price Consumption Index ("PCI"), published by the National Institute of Statistics of Spain before translation in to Mexican pesos using the exchange rate of the Euro.

The recognition of the effects of inflation result primarily, in gain or loss by inflation over monetary and non monetary accounts, presented in the financial statements under the next two entries:

  Shortfall in restatement of capital. - This item, which is an element of stockholders' equity, represents the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation.

  Monetary position result. - Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the Company's subsidiaries located in Spain for which it applies the PCI.

  Bulletin B-12, "Statement of Changes in Financial Position", establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

c) Cash and cash equivalents. - Highly liquid short-term investments with original maturities of ninety days or less, consisting primarily of Mexican Government Treasury Bonds held in money market accounts, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

d) Financial instruments. - Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

e) Inventories and cost of sales. - Inventories are stated at the lower of replacement cost using the latest purchase price method without exceeding net realizable value. Cost of sales is restated using replacement cost or the latest production cost at the time of the sale.

f) Land, buildings, machinery and equipment. - Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and restated using the NCPI. The initial balance to apply the NCPI was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on the inflation indices mentioned above and the exchange rate at the end of each period.

Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	5 to 30

Until December 31, 2003, the Company depreciated molds over 8 years with subsequent improvements charged to the results of operations. In 2004, the Company modified its depreciation and capitalization policy for molds, changing the estimated useful life from 8 to 3 years and began expensing related maintenance costs as incurred. The change in estimate generated an additional depreciation charge of approximately Ps. 123 in 2003. The change also resulted in additional capitalization of approximately Ps. 56. The revised depreciation policy is consistent with industry standards.

Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

g) Impairment of long-lived assets in use. - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors. The Company recognized impairment charges in 2004 and 2005 of Ps. 80 and Ps. 345, respectively, which were recorded in the results of operations.

h) Derivative financial instruments. - The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. Through December 31, 2004, hedging derivatives were valued using the same valuation criteria used for the hedged item. Beginning in 2005, when derivatives are designated as hedging, fair value is recognized depending on whether it is a fair value hedge or a cash flow hedge.

Changes in the fair value of derivative instruments designated as hedging are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. The ineffective portion of the change in fair value is immediately recognized in current earnings, within comprehensive financing cost, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses interest rate swaps, foreign currency forward contracts and different natural gas derivative instruments to manage its exposure to these market risks. The Company formally documents all hedging relationships, including their objectives and risk management strategies to carry out derivative transactions.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total financing cost.

As of January 1, 2005, hedging derivative instruments are recorded as assets or liabilities without offsetting them against the hedged items; until December 31, 2004, the related standard required offsetting.

i) Compound financial instruments. - Compound financial instruments are contracts that include both liability and equity elements; they are recognized by the Company based on the nature of such elements and the substance of the transaction, rather than its legal form. The elements that represent unavoidable payment obligations are recognized as liabilities, while other elements are recorded under equity, when the contractual provisions establish an ownership relationship with the holder of the instrument. Initial costs incurred on the issuance of a compound financial instrument are proportionately assigned to liabilities and equity. Costs assigned to equity are deducted from additional paid-in capital, if any, and costs assigned to liabilities are included in deferred assets, which are amortized over the related contractual term.

j) Goodwill.- Through December 31, 2004, goodwill represented the excess of cost over recorded value of subsidiaries as of the date of acquisition and was restated using the NPCI and amortized using the straight-line method over 20 years. Amortization in 2003 and 2004 was Ps. 54 and Ps. 44, respectively. Beginning on January 1, 2005, goodwill represents the excess of fair value over cost of subsidiaries as of the date of acquisition. It is restated using the NPCI and at least once a year is subject to impairment tests, as it ceased to be amortized under the provisions of Bulletin B-7.

k) Employee retirement obligations. - Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

l) Employee stock option plan. - An employee stock option plan (see note 15 b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the fair value of the stock option award and is recognized over the vesting period.

m) Transactions in foreign currency for Mexican subsidiaries. - All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

n) Revenue recognition. - Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to customers in satisfaction of orders.

o) Income tax, tax on assets and workers' profit sharing. - Income taxes ("ISR") and statutory workers' profit sharing ("PTU") are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet increasing the deferred ISR asset.

p) Earnings (loss) per share. - Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) of majority stockholders by the weighted average number of shares and equivalent common shares outstanding during the year. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations. In 2005 diluted earnings per share was not presented as it is the same as basic earnings per share.

q) Foreign subsidiaries as economic hedges. - In March 2004, management designated some of its foreign subsidiaries as economic hedges, whose accounting treatment is as follows:

 The results from exchange rate fluctuations and from monetary position are presented in the shortfall in restatement of capital within stockholders' equity to the extent the net investment in the foreign subsidiary covers the debt. The results from monetary position are measured using inflation factors from the designated subsidiary's country of origin. The effect related to this change on the results of operations for 2004 and 2005 was Ps. 2 and Ps. (87), respectively.

r) Provisions.- Are recognized for current obligations that, result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

4. Discontinued operations

On July 27, 2005, the Company announced its intention to pursue the sale of its 51% ownership in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries and Crisa Libbey S.A. de C.V. (together "Vitrocrisa") to the 49% owner Libbey, Inc. ("Libbey"). Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997.

Vitrocrisa, which was previously one of our reportable segments is presented as a discontinued operation as of December 31, 2005 as its eventual disposition represents the interruption of a significant activity of the Company. The following table discloses the condensed balance sheets and condensed income statements of Vitrocrisa for all periods presented:

	December 31,
Condensed balance sheets:	2004	2005
Assets:

Cash and cash equivalents	Ps. 59	Ps. 56
Trade receivables, net	301	244
Inventories	437	413
Other currents assets	143	30
Current assets	940	743
Property, plant and equipment	1,231	1,226
Other long-term assets	(152)	(98)
Long-term assets	1,079	1,128
Total assets	Ps. 2,019	Ps. 1,871

Liabilities :

Trade payables	Ps. 259	Ps. 175
Short-term borrowings	77	95
Other current liabilities	171	76
Current liabilities	507	346
Long-term debt	659	570
Other long-term liabilities	359	379
Long-term liabilities	1,018	949
Total liabilities	Ps. 1,525	Ps. 1,295

	Year ended December 31,
Condensed income statements:	2003	2004	2005

Net sales	Ps. 2,258	Ps. 2,314	Ps. 2,164
Cost of sales	1,873	1,986	1,886
Gross profit	385	328	278
Selling, general and administrative expenses	205	232	219
Operating income	180	96	59
Total financing cost	114	48	29
Income tax expense (benefit)	7	(42)	27
Net income	Ps. 59	Ps. 90	Ps. 3

5. Trade receivables

a) Trade receivables are recorded net of allowance for doubtful accounts of Ps. 117 and Ps. 176 at December 31, 2004 and 2005, respectively.

b) At December 31, 2005, the Company recorded Ps. 86 as restricted cash. This amount includes Ps. 32 of margin calls derived from foreign exchange options and Ps. 54 of a collateral held with one of its counterparties in its natural gas hedges. Restricted cash is included in other receivables.

c) Sales of receivables. - The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. As of December 31, 2004 and 2005, the total amount of trade receivables sold in our factoring agreements is US$ 74 and US$ 18 million, respectively as follows:

  Vitro Cristalglass, S.L. ("Vitro Cristalglass"), has a revolving factoring program with several financial institutions. As of December 31, 2004 and 2005 the maximum capacity available under these programs is US$ 28 and US$ 31 million, respectively. As of December 31, 2004 and 2005 Vitro Cristalglass had sold approximately US$ 21 and US$ 18 million of trade receivables, respectively.

  During 2004, Compania Vidriera, S.A. de C.V. ("Compania Vidriera"), had a revolving factoring agreement with Transamerica Commercial Finance Corporation. As of December 31, 2004 the maximum capacity available under this program was US$ 75 million from which Compania Vidriera had sold approximately US$ 53 million. The Company terminated this agreement in 2005 and it was not renewed.

d) Securitization of trade receivables:

  Securitization of Vitro Envases Norteamerica, S.A. de C.V. ("VENA") trade receivables. - On March 31, 2005, Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V. and Comercializadora Alcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year non-recourse revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the "Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 million was obtained through the issuance of certified preferred securities ("certificados bursatiles preferentes") that trade on the Mexican Stock Exchange issued by the Trust, and US$ 19 million in subordinated notes, which are guaranteed by us. The interest payments and eventual principal reimbursement on the certificados bursatiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. At December 31, 2005 the gross receivables sold to the Trust totaled Ps. 742 and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 153.

  Securitization of Vitro Plan, S.A. de C.V. ("Vitro Plan") trade receivables. - On August 22, 2005, Vitro Plan, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for US$ 21.5 million, at an interest rate of 6.5%. Vitro Plan entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the "Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Vitro Plan and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. At December 31, 2005, the gross receivables sold to the Trust totaled Ps. 677 and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 315.

  During 2004, Vitro America, Inc. ("Vitro America") closed a contract for selling all their accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purposes of buying and selling accounts receivable and is designed to be bankruptcy remote. VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of US$ 40 and retained undivided interests in securitized receivables. The contract expires in May 2007 and is subject to annual renewal approval by the financial institution. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. As of December 31, 2004 and 2005, the gross receivables sold totaled approximately US$ 63 and US$ 71 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 and 2005 was US$ 29 and US$ 31 million, respectively.

6. Inventories

Inventories are summarized as follows:

	December 31,
	2004	2005
Semi-finished and finished products	$ 2,573	$ 2,756
Raw materials	557	549
Packaging materials	78	63
	3,208	3,368
Spare parts	250	228
Refractory	11	7
Merchandise in transit	244	172
Other	10	58
	$ 3,723	$ 3,833

7. Land and buildings held for sale

At December 31, 2005, the Company has classified as held for sale one of its corporate buildings and two parcels of land with a book value of Ps. 411, which is recorded net of an impairment charge of Ps. 177 as a result of writing the assets down to their fair value, less costs to sell.

8. Land, buildings, machinery and equipment

a) Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2004	2005
Land	Ps. 3,544	Ps. 3,503
Buildings	10,462	10,286
Accumulated depreciation	5,166	5,357
	Ps. 8,840	Ps. 8,432

Machinery and equipment	Ps. 24,193	Ps. 24,224
Accumulated depreciation	16,376	16,867
	Ps. 7,817	Ps. 7,357

b) As of December 31, 2005, The Company has land and buildings of Ps. 1,008 that are currently in use, but whose disposal has been approved by management.

9. Derivative financial instruments

At December 31, 2005, the Company's derivative financial instruments had the following positions:

a) Hedge designation. -

Derivative financial instruments	Notional amount	Period	Fair value asset (liability)

Foreign exchange options:
Purchase calls	US$ 31.1 million	January to May 2006	Ps. 0
Written puts	US$ 62.2 million	January to May 2006	(28)
Total foreign exchange options			(28)

Interest rate swaps:
Purchase of interest rate swaps	US$ 281.8 million	March 2006 to December 2007	35
Sale of swaptions	US$ 181.1 million	January 2008 to December 2009	(6)
Purchase of interest rate guarantee	US$ 150.0 million	March to September 2006	2
Total interest rate swaps			31

Natural gas contracts:
Purchase of swaps	1,742,000 MMBTUS	January to December 2006	4
Sale of swaps	1,370,000 MMBTUS	January to December 2006	(55)
Purchase of forwards	7,500,000 MMBTUS	January to May 2006	(47)
Total natural gas contracts			(98)

Total			Ps. (95)

As of December 31, 2005, Ps. 81 of the derivative financial instruments mentioned above was recognized in current earnings as a component of total financing cost as they were not designated as hedges for accounting purposes.

Derivatives designated as hedges for accounting purposes correspond to the Company's foreign exchange options amounted to Ps. 14 are reflected as a charge within other comprehensive income in stockholders' equity as they meet the effectiveness requirements contemplated by Bulletin C-10.

During 2005, the Company paid Ps. 113 related to derivative financial instruments that matured, recording the charge in total financing cost.

b) Embedded derivatives. - The Company identified embedded derivatives within certain supply contracts. As of December 31, 2005, the amount recognized for these instruments was a credit to total financial cost of Ps. 16.

10. Short-term borrowings

At December 31, 2004 and 2005, short-term borrowings denominated in Mexican pesos totaled Ps. 620 and Ps. 88, respectively, and short-term borrowings denominated in US dollars totaled Ps. 1,596 and Ps. 1,094, respectively. During 2005, the Company's weighted average rate for short-term borrowings in Mexican pesos was 12.62% and for short-term borrowings denominated in US dollars was 6.88%.

11. Long-term debt

a) Long-term debt consists of the following:

	December 31,
	2004	2005
I. Foreign Subsidiaries (payable in US dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 3.15%, principal payable in several installments through 2009.	Ps. 133	Ps. 65

Unsecured debt, floating interest rate based on LIBOR plus a spread of 1.75%, principal payable in several installments through 2009.	60	48

II. Foreign Subsidiaries (payable in Euros):
Secured debt, floating interest rate based on EURIBOR plus a spread of 1.25%, principal payable in several installments through 2008.	13	9

Unsecured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.75% to 2.5%, principal payable in several installments through 2010.	98	68

III. Vitro and Mexican Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread ranging from 2.13% and 4.0%, principal payable in several installments through 2009.	1,789	1,148

Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 0.25% and 2.95%, principal payable in several installments through 2008.	191	55

10.75% Senior secured guaranteed notes due in 2011.	1,873	2,609

Senior secured term loan, floating interest rate based on LIBOR plus a spread ranging from 10.25% and 14.25%, principal payable in 2006.	2,649

Senior secured term loan, floating interest rate based on LIBOR plus a spread of 6.25%, principal payable in several installments through 2010.		1,595

Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 10% and 11%, principal payable in 2007.		1,117

Secured debt, floating interest rate based on LIBOR plus a spread ranging from 10% and 11%, principal payable in 2007.		478

Secured debt, fixed interest rate of 11.50%, principal payable in 2009, subject to a several conditions.	491	230

11.375% Guaranteed senior unsecured notes due in 2007.	1,866	1,621

11.75% Guaranteed senior unsecured notes due in 2013.	2,570	2,375

IV. Vitro and Mexican Subsidiaries (payable in Mexican pesos):
Unsecured medium-term notes, floating interest rate based on 182-day Mexican treasury bonds (CETES) plus a spread of 3.25%, principal payable in 2008 and 2009.	740	716

Secured debt, floating interest rate based on 28-day interbank interest rate (TIIE) plus a spread ranging from 2.0% and 2.38% principal payable in several installments through 2007.	519	345

V. Vitro and Mexican Subsidiaries denominated in investment units (UDI's) payable in Mexican pesos:
Unsecured debt, interest rate of UDI's plus 8.75%, principal payable in several installments through 2006.	51	6

Unsecured medium term notes, fixed interest rate ranging from 9.0% and 9.9%, principal payable in 2006.	1,285	1,042

	14,328	13,527
Less current maturities	1,046	2,345
	Ps. 13,282	Ps. 11,182

As of December 31, 2005, the interest rates of EURIBOR, CETES, TIIE and LIBOR were 2.68%, 8.22%, 8.72% and 4.49%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2005 is as follows:

Year ending
December 31,
2007	Ps.	3,696
2008		833
2009		295
2010		1,340
2011 and thereafter		5,018
	Ps.	11,182

The Company is in the process of implementing strategic plans as disclosed in notes 4, 7, 8 b) and 23, in order to meet its short-term obligations.

b) Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios.

At December 31, 2004 and 2005, the Company had not complied with some of the financial covenants established in its credit contracts and obtained waivers with the corresponding banks; at no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants discussed above did not allow the debtors to call the debt.

In addition, under certain of our subsidiaries' credit agreements, if the subsidiary does not meet certain financial ratios or other conditions, its ability to pay dividends is restricted. During 2004 and 2005, certain subsidiaries were restricted from paying dividends by the credit agreements.

Additionally, in some of the Company's credit facilities, if it does not meet certain financial ratios at a consolidated level, its ability to incur additional debt is restricted. As of December 31, 2005, the Company is restricted to a maximum of US$ 100 million of additional debt for working capital needs, capital expenditures and interest payments and an additional US$ 25 million for any other purpose. The Company's ability to refinance its debt is not restricted.

c) Debt of the Company totaling Ps. 5,467 is collateralized by fixed assets, inventory, machinery, equipment, trade receivables and a first priority lien on its 49.7% equity interest in Comegua, with a book value of Ps. 12,184 as of December 31, 2005.

Additionally, as of December 31, 2005, Ps. 1,334 of debt is collateralized by cash of Ps. 355, of which $ 97 is presented in other receivables, and $ 258 in other long-term assets in the consolidated balance sheet.

12. Pension plans and seniority premiums

The disclosures relating to the Company's pension plans, seniority premiums and severance payments at the end of the work relationship required by Bulletin D-3, calculated as described in note 3 k), together with certain actuarial assumptions utilized, are presented below as of December 31, 2004 and 2005:

	December 31,
	2004	2005
Accumulated benefit obligation	Ps. 1,723	Ps. 1,840
Projected benefit obligation	Ps. 2,241	Ps. 2,279
Plan assets at fair value	(572)	(644)
Prior service costs and plan amendments	(169)	(173)
Unrecognized transition obligation	(244)	(323)
Changes in assumptions and adjustments from experience	(1,017)	(863)
Projected net liability	Ps. 239	Ps. 276
Additional minimum liability adjustment	Ps. 963	Ps. 953
Net periodic cost (Ps. 261 for 2003)	266	338

At December 31, 2005, the plan assets presented above, include 39.2 million shares of Vitro.

Assumptions:	December 31,
	2004	2005

Discount rate	5.75%	5.75%
Expected rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	0.0%	0.0%

Net periodic cost:
	December 31,
	2003	2004	2005

Service cost	Ps. 46	Ps. 42	Ps. 56
Interest cost	114	124	126
Amortization of transition obligation	73	73	90
Recognition of prior service costs	14	14	13
Recognized losses	44	53	93
Return on plan assets	(30)	(40)	(40)

Net periodic cost	Ps. 261	Ps. 266	Ps. 338*

* 2005 includes Ps. 16 for the reduction and anticipated extinguishment of obligations and also includes Ps. 63 for indemnification of personnel at the end of the work relationship.

13. Commitments and contingencies

a) Several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 100 Megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energia de Monterrey, S. de R.L. de C.V. ("Tractebel").

b) The Company uses different derivative instruments to manage its exposure to the volatility of natural gas prices. The portfolio is dynamically managed, in accordance with the guidelines and policies set by management.

The Company's natural gas consumption during 2005 was approximately 24,318,356 million British Thermal Units ("MMBTUs"). During 2005, the Company hedged approximately 52% of its consumption of natural gas at an average price of US$ 7.13 dollars per MMBTU. This price is a combination of a) the government decree issued on September 12, 2005 stating that 79% of the price of natural gas for industrial use is set at US$ 7.253 dollars per MMBTU and 21% of the price is based on the market price of the Canasta Reynosa region, and b) hedges that the Company had contracted during 2005.

The market average price per MMBTU during 2005 was US$ 8.61 dollars.

The Company's percentage of hedged consumption can vary from 10% to 100% of the estimated consumption. The percentage of hedged consumption and the hedged prices change constantly based on market conditions and according to the Company's needs as well as the use of alternative fuels within its production process.

As of March 8, 2006, the Company had hedges equivalent to approximately 50% - 70% of the annual consumption at an average of US$ 8.67 dollars per MMBTU. At that date, the market price per MMBTU was US$ 7.61 dollars.

c) The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended 2003, 2004 and 2005 was Ps. 572, Ps. 546 and Ps. 636, respectively.

 Future minimum lease payments under these agreements are as follows:

2006	Ps.	439
2007		314
2008		243
2009		201
2010		160
2011 and thereafter		112

d) The Company is not a party to, and none of its assets are subject to, any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in note 13 e) and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

e) As part of the Company's disposal of Anchor Glass Containers Corporation ("Anchor") in 1996, in a transaction approved by the US Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a US government agency that guarantees pensions, a limited guarantee of Anchor's underfunded pension liability. No payments would be made under the guarantee unless the PBGC terminated any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funded liabilities from the entity that purchased Anchor's assets.

The amount of the guarantee was originally limited to US$ 70 million. The payments would not begin until August 1, 2002 and would be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guarantee would be reduced by US$ 7 million semi-annually until August 1, 2006, when the guarantee would expire if the plans did not terminate.

On April 15, 2002, Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the US Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan of Anchor was terminated and the obligations thereunder were assumed by PBGC in exchange for cash, securities and the commitment to carry out certain future payments. The actual date of termination is not known. On June 20, 2003, PBGC asked for payment from Vitro under the limited guarantee stating that the plan had terminated on July 31, 2002 and demanded payment of US$ 7 million on August 1, 2003 and US$ 3.5 million semi-annually through August 1, 2011. As of today the Company has not made any payments. There are various issues concerning such demand, and certain defenses may be asserted by the Company. At this point it is not possible to reasonably estimate the amounts that might ultimately be paid.

f) The Company is in the process of litigation with the Mexican Tax Authorities (Secretaria de Hacienda y Credito Publico) in relation to Asset Tax (Impuesto al Activo) that the Company considers was unnecessarily paid between 1994 and 1998 by approximately Ps. 400.

g) Option Contract purchase shares.- The Company has the an irrevocable option to purchase 40% of the actions shares of Vitro Cristalglass, held by the minority stockholders. The option to purchase the shares became effective on May 1, 2005, and allows the Company to purchase the minority for 4,800 million Spanish pesetas (equivalent to approximately Ps. 368). The Company also provided the minority stockholders with a written put option, which would allow them to sell their 40% interest beginning, on of May of 1, 2003, for 4,000 million pesetas (equivalent to a approximately Ps. 307). As of December 31, 2005, the estimated fair value of the 40% interest is higher than the option price held by Vitro.

h) During the early 1990's Vitro guaranteed debt of a then subsidiary of Vitro in the United States named Container Corp. This company subscribed debt as a vehicle to purchase the shares of Anchor Glass. The USIRS claims that Container Corp. should have withhold part of the fee paid to Vitro in consideration for the guarantee issued by Vitro. The USIRS liquidated the principal plus interest of the amount they claimed is owed. Such amount adds up to nearly $8.0 million which have been fully reserved in our consolidated financial statements. The case initiated proceedings in October 2005. We expect the outcome of such proceedings to be issued by the court in the third or fourth quarter of 2006.

14. Foreign currency operations

a) At December 31, 2005, the foreign currency denominated assets and liabilities of the Company's Mexican subsidiaries consist of the following:

	US dollars	Mexican pesos
Monetary assets	$ 113	Ps. 1,206
Inventories	19	200
Fixed assets	267	2,842
Monetary liabilities	1,178	12,531

b) Foreign currency operations of the Company's Mexican subsidiaries during 2005 consisted of the following:

	US dollars	Mexican pesos
Exports	$ 588	Ps. 6,444
Imports	278	3,079
Interest expense, net	133	1,470

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2005 consisted of the following:

		Central and
	United States	South America	Europe
Net sales	Ps. 8,030	Ps. 1,576	Ps. 1,395
Operating income	216	111	90
Total assets	2,449	2,674	1,599
Total liabilities	1,159	785	791
Capital expenditures	25	89	32

d) The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company's consolidated financial statements at the following dates were:

	US dollar	Euro
December 31, 2002	Ps. 10.4393	Ps. 10.9476
December 31, 2003	11.2372	14.1925
December 31, 2004	11.1495	15.0941
December 31, 2005	10.6344	12.5932

On March 8, 2006, the exchange rate was Ps. 10.7560 per one US dollar and Ps. 12.8146 per one Euro.

15. Stockholders' equity

a) At December 31, 2004 and 2005, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950

Options cancelled or exercised at December 31, 2005	2,350,000	995,500	3,539,925	2,639,450	157,750	2,613,264

Options outstanding at December 31, 2005	463,300	1,897,500	1,311,975	565,350	783,200	1,328,686	6,350,011

Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53

Exercise price at December 31, 2005	Ps. 61.13	Ps. 31.43	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53

*During 2001 the Company modified the exercise price of 940,950 options granted in 1998 to Ps. 13.00.

The closing price of the Company's shares on the Mexican Stock Exchange on December 31, 2005 was Ps. 13.10.

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

Compensation cost charged to operations for the Plan was Ps. 31, Ps. 12 and Ps. 4 for 2003, 2004 and 2005, respectively.

c) Retained earnings includes the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2005, the legal reserve, in historical pesos, was Ps. 72.

d) At December 31, 2004 and 2005, the treasury shares held by the Company were 51,044,097 and 50,553,528, respectively, which included the shares held by the Stock Option Trust (see note 15 b), which were 22,772,007 and 22,281,437 at December 31, 2004 and 2005, respectively.

e) Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. In 2005, the income tax rate was 30%; it will decrease to 29% in 2006 and 28% in 2007 and thereafter.

At December 31, 2004 and 2005, the majority interest stockholders' equity tax account, corresponding to the contributed capital account and the net consolidated tax income account was Ps. 2,608 and Ps. 2,455, respectively.

f) Dividends declared and paid:

	Dividend amount
Stockholders' meeting date	Nominal	Constant	Payment date
April 5, 2001	Ps. 149	Ps. 152	(1)
March 27, 2003	108	121	April 2003
March 25, 2004	89	95	April 2004
March 17, 2005	90	92	April 2005

(1) On March 17, 2005, the shareholders of Vitro revoked the payment of this dividend.

g) Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2004	2005
Capital stock	Ps. 2,281	Ps. 2,281
Shortfall in restatement of capital	(3,222)	(3,236)
Retained earnings	3,476	3,628
Net income	223	157
	Ps. 2,758	Ps. 2,830

h) Majority interest stockholders' equity consists of the following:

	December 31, 2005
	Nominal value	Restatement	Restated value
Capital stock	Ps. 324	Ps. 6,684	Ps. 7,008
Treasury stock	(329)	(277)	(606)
Additional paid-in capital	(104)	1,154	1,050
Shortfall in restatement of capital		(19,428)	(19,428)
Cumulative effect of deferred taxes	(1,259)	(418)	(1,677)
Minimum pension liability adjustment	(418)		(418)
(Accumulated deficit) retained earnings	(3,292)	22,851	19,559
	Ps. (5,078)	Ps. 10,566	Ps. 5,488

i) At December 31, 2005, stockholders' equity includes Ps. 725 of retained earnings and other undistributed capital items of subsidiaries.

16. Total financing cost

Following are the most significant items that comprise total financing cost:

Year ended December 31,
	2003	2004	2005
Interest expense on debt denominated in dollars	Ps. 1,220	Ps. 1,252	Ps. 1,498
Interest expense on debt denominated in pesos	391	266	224
Interest expense on debt denominated in UDI's	26	109	120
Restatement of UDI's	2	8	35
Interest income	(198)	(127)	(158)
Mark to market of derivative financial instruments			(97)
Realization of derivative financial instruments			113
Exchange (gain) loss	781	82	(387)
Gain from monetary position	(586)	(718)	(421)
Other financing expenses, net	428	529	455
Total financing cost	Ps. 2,064	Ps. 1,401	Ps. 1,382

17. Other expenses, net

Following is the analysis of other expenses, net:

Year ended December 31,
	2003	2004	2005
Restructuring charges (1)	Ps. 89	Ps. 246	Ps. 307
Write-off and loss from sale of assets	137	334	351
Loss (gain) from sale of subsidiaries and associated companies	(38)	(505)	127
Vitro Clubs' trust (2)			(424)
Other	(38)	63	39
	Ps. 150	Ps. 138	Ps. 400

(1) During 2003, 2004 and 2005 the Company downsized its corporate services at its headquarters and certain business units, which resulted in charges of Ps. 89, Ps. 121 and Ps. 140, respectively.

(2) The Vitro Club holds land and facilities for our employees' recreational activities, which are held in a trust (the "Trust"). The Trust can only be executed if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 424.

18. Tax loss carryforwards

At December 31, 2005, tax loss carryforwards, the recoverable asset tax and capital losses that can be amortized against capital gains consist of the following:

	Tax loss carryforwards		Asset tax
Expiration year	Majority interest	Minority interest	Majority interest	Minority interest	Capital losses
2006	Ps.	Ps.	Ps.	Ps.	Ps. 553
2007					1,274
2008	4,972	11	194
2009	21	1	2
2010	292	19
2011	104	6
2012	1,128	22
2013	185	27	1	2
2014	132	81	4	4
2015		41		3
	Ps. 6,834	Ps. 208	Ps. 201	Ps. 9	Ps. 1,827

19. Income tax, asset tax and workers' profit sharing

a) The Company is subject to income tax and asset tax for consolidation purposes in proportion to the number of the subsidiary's voting shares that Vitro owns. Effective January 1, 2002, the ratio had been calculated based on the daily average equity percentage that the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries had been consolidated at 60% of the ratio mentioned above. The monthly tax advances to the Mexican Tax Authority by Vitro and its subsidiaries are made as if they have not elected tax consolidation. As of 2005, based on changes to the Mexican Tax Law, the taxable income of the Company's subsidiaries is consolidated at 100% of the ratio mentioned above.

On December 1, 2004, certain amendments to the income tax and assets tax laws were published and were effective in 2005, the most significant changes were: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter; b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) the consolidation of tax results will be at 100% of the proportion owned.

b) The income tax, asset tax and workers' profit sharing included in the Company's results are:

	Year ended December 31,
	2003	2004	2005
Income tax:
Current	Ps. 221	Ps. 89	Ps. 105
Deferred	(186)	(116)	(854)
	35	(27)	(749)
Asset tax		18	266
	Ps. 35	Ps. (9)	Ps. (483)

Workers' profit sharing:
Current	Ps. 19	Ps. 73	Ps. 90
Deferred	22	46	(43)
	Ps. 41	Ps. 119	Ps. 47

Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,
	2004	2005
Assets:
Allowance for doubtful accounts	Ps. 211	Ps. 102
Reserve for seniority premiums and pension plans	390	395
Tax loss carryforwards and capital losses, net of valuation allowance of Ps. 683 in 2004 and Ps. 582 in 2005	2,749	1,926
Intangible asset		585
Asset tax credit carryforwards	445	210
Derivative financial instruments		88
Other	5	59
	3,800	3,365

Liabilities:
Inventories	767	113
Fixed assets	2,635	2,333
Exchange rate fluctuations	32	23
Other	190
	3,624	2,469
Net assets	Ps. 176	Ps. 896

c) To determine deferred income tax at December 31, 2005, the Company applied the different tax rates that will be in effect beginning in 2006 to temporary differences according to their estimated dates of reversal.

Following is a reconciliation between the Company's effective income tax rate and the statutory rate:

	Year ended December 31,
	2003	2004	2005
Effective income tax rate	(8.0)%	17.3%	402.5%
Asset tax included as income tax	1.9	35.0	218.3
Amortization of intangible asset			(627.3)
Sale of subsidiaries	(3.1)	(202.0)	(50.1)
Difference between tax and
accounting basis for monetary gain	1.7	24.7	(1.9)
Foreign subsidiaries	12.4	(2.3)
Effect of reduction in statutory rate on deferred ISR	(8.1)	(208.9)	(27.4)
Valuation allowance	27.7	262.1	75.7
Nondeductible expenses	5.3	22.8	12.3
Other	4.2	84.3	27.9
Statutory income tax rate	34.0%	33.0%	30.0%

d) Changes in stockholders' equity for shortfall in restatement of capital and the minimum pension liability adjustment are presented net of the deferred tax effect as follows:

	Year ended December 31,
	2003	2004	2005
Income tax effect of:
Shortfall in restatement of capital	Ps. (58)	Ps. (54)	Ps. 18
Minimum pension liability adjustment	10	38	(6)
	Ps. (48)	Ps. (16)	Ps. 12

20. Business dispositions

a) Sale of Envases Cuautitlan, S.A. de C.V. ("ECSA"). - On September 10, 2003 the Company sold Envases Cuautitlan, S.A. de C.V. ("ECSA") to Phoenix Capital Ltd. for an approximate amount of US$ 18 million. ECSA was dedicated to the manufacture and sale of plastic containers.

b) Sale of Vitro Fibras, S.A. ("Vifisa"). - On April 2, 2004 the Company sold its 60% interest in Vitro OCF, S.A. de C.V., the holding Company of Vitro Fibras, S.A, to Owens Corning for approximately US$ 71.5 million.

c) Sale of Vitro American National Can, S.A. de C.V. ("Vancan"). - On September 27, 2004 the Company sold its 50% interest in Vancan to Rexam for approximately US$ 26.5 million.

d) Sale of Plasticos Bosco, S.A. de C.V. ("Plasticos Bosco").- On April 1, 2005, we sold 100% of our interests in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de La Suerte, S.A. de C.V., our subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermofold ware and industrial products, to Convermex, S.A. de C.V. for approximately US$ 10 million.

21. Business segment data

The accounting policies of the Company's segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry
Flat Glass	Flat glass for the construction and automotive industries.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Corporate & Eliminations	Consolidated
December 31, 2003:
Net sales	Ps. 10,609	Ps. 12,964	Ps. 811	Ps. 24,384
Intersegment sales	111	161		272
Consolidated net sales	10,498	12,803	811	24,112
Operating income (loss)	825	1,087	(135)	1,777
Total assets	13,838	13,936	2,793
Capital expenditures	826	920	50	1,796
Depreciation and amortization	1,031	714	116	1,861
Goodwill		796		796

December 31, 2004:
Net sales	Ps. 10,869	Ps. 12,613	Ps. 764	Ps. 24,246
Intersegment sales	163	65		228
Consolidated net sales	10,706	12,548	764	24,018
Operating income (loss)	807	856	(176)	1,487
Total assets	13,033	12,146	4,510
Capital expenditures	687	553	121	1,361
Depreciation and amortization	1,288	717	86	2,091
Goodwill		660		660
Impairment	11	69		80

December 31, 2005:
Net sales	Ps. 11,526	Ps. 12,276	Ps. 478	Ps. 24,280
Intersegment sales	128	2		130
Consolidated net sales	11,398	12,274	478	24,150
Operating income (loss)	1,227	439	(4)	1,662
Total assets	13,526	12,039	2,627
Capital expenditures	575	425	15	1,015
Depreciation and amortization	1,054	604	44	1,702
Goodwill		592		592
Impairment		168	177	345

Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

Year ended December 31,
2003	2004	2005
$ 505	$562	$588

Certain geographic information about the Company's operations is summarized as follows:

	Yearended December 31,
	2003	2004	2005
Net sales (1)to customers in:
Mexico	Ps. 11,071	Ps. 10,462	Ps. 10,114
All foreign countries, mainly the
United States, Canada and Europe	13,041	13,556	14,036
Consolidated	Ps. 24,112	Ps. 24,018	Ps. 24,150

(1) Net sales are attributed to countries based on the location of the customer.

Consolidated net sales to any single external customer did not equal 10% or more of Vitro's total consolidated net sales.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2003	2004	2005
Land and buildings, machinery and equipment, and construction in progress:
Mexico	Ps. 17,048	Ps. 15,255	Ps. 14,074
All foreign countries, mainly the
United States, Europe,
Central and South America	2,428	2,416	2,295
Consolidated	Ps. 19,476	Ps. 17,671	Ps. 16,369

22. New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of issuing bulletins of Mexican GAAP and circulars previously issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Informacion Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins. The new NIFs are as follows:

* NIF A-1 Structure of Financial Reporting Standards

* NIF A-2 Fundamental Principles

* NIF A-3 Users' Needs and Financial Statement Objectives

* NIF A-4 Qualitative Characteristics of Financial Statements

* NIF A-5 Basic Elements of Financial Statements

* NIF A-6 Recognition and Valuation

* NIF A-7 Presentation and Disclosure

* NIF A-8 Supplementary Standards to Mexican GAAP

* NIF B-1 Accounting Changes

To the date of emission of these financial statements, the Company is in process to determine the effects of these new accounting principles is its financial information.

23. Subsequent events

On February 7, 2006, the Company announced that its subsidiary VENA, Vitro's glass container division, successfully closed the issuance of Senior Secured Short-Term Guaranteed Notes for an aggregate principal amount of US$ 75 million. The facility is secured with the existing senior secured indebtedness of VENA. The Notes have a maturity of 12 months and pay interest of 8%. The net proceeds are being used to refinance VENA's debt and for working capital purposes.

On November 29, 2005, the Company announced that its subsidiary Vitro Plan, S.A. de C.V. had signed an agreement with Solutia, Inc. to pursue the sale of its 51% ownership share in Quimica M, S.A. de C.V., ("Quimica M") a venture between these two companies located in Puebla, Mexico (Solutia, Inc. owns the remaining 49%). The Company sold its 51% interest in Quimica M on March 2, 2006 to Solutia, Inc. for approximately US$ 20 million and recognized a gain on sale of approximately US$ 9 million.

24. Differences between accounting principles in Mexico and in the United States of America

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended (see note 3b), whereas financial statements prepared under U.S. GAAP are presented on a historical basis. However, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, as permitted by the rules and regulations of the Securities and Exchange Commission (the "SEC"). The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net income (loss) and consolidated stockholders' equity are presented below:

Reconciliation of Net Income (Loss):	Year ended December 31,			2005
	2003	2004	2005	($ millions)
	(Ps. millions)			(Convenience Translation)
Net income (loss) of majority interest as reported under Mexican GAAP	Ps.(648)	Ps.(295)	Ps. 48	$ 4
Deferred income tax	(84)	39	188	18
Reduction of amortization expense related to negative goodwill	27	24	104	10
Depreciation of the effect of applying the Fifth Amendment to Bulletin B-10	(195)	(193)	(182)	(17)
Workers' profit sharing	49	49	40	4
Capitalized interest	-	54	56	5
Additional amortization of capitalized interest	(8)	(8)	(26)	(2)
Goodwill amortization and impairment, net	18	51	-	-
Fair value of derivative financial instruments	25	9	166	16
Monetary Gain of deferred income tax and workers' profit sharing	31	37	25	2
Termination benefits	8	9	38	3
Effect of applying Bulletin B-15	22	14	-	-
Impairment of long-lived assets	-	11	(78)	(7)
Discontinued operations	(12)	24	4	-
Effect of the above adjustments on net income of minority interest	(10)	(53)	(57)	(5)
Total U.S. GAAP adjustments	(129)	67	278	27

Net income (loss) under U.S. GAAP	Ps.(777)	Ps.(228)	Ps.326	$ 31

Reconciliation of Stockholders' Equity:	Year ended December 31,			2005
	2003	2004	2005	($ millions)
	(Ps. millions)			(Convenience Translation)
Total stockholders' equity reported under Mexican GAAP	Ps.9,006	Ps.8,064	Ps.8,318	$ 782
Less minority interest included as stockholders' equity under Mexican GAAP	(2,980)	(2,758)	(2,830)	(266)
Majority stockholders' equity under Mexican GAAP	6,026	5,306	5,488	516
U.S. GAAP adjustments:
Deferred income taxes:
Effect on retained earnings	(267)	(196)	21	2
Effect on excess (shortfall) in restatement of capital	(624)	(594)	(560)	(52)
Reversal of negative goodwill	(5,077)	(5,077)	(5,077)	(477)
Reversal of the accumulated amortization related to negative goodwill	4,921	4,945	5,049	475
Workers' profit sharing	(5)	42	84	7
Capitalized interest	84	130	160	15
Goodwill amortization and impairment	64	115	115	11
Effect of applying the Fifth Amendment to Bulletin B-10	849	558	254	24
Effect of applying Bulletin B-15	254	222	-	-
Fair value of derivative financial instruments	(175)	(166)	-	-
Termination benefits	(175)	(166)	(128)	(12)
Impairment of Long-lived assets	-	11	(67)	(6)
Discontinued operations	(11)	13	4	-
Effect of the above adjustments on minority interest	(131)	(164)	(200)	(19)
Total U.S. GAAP adjustments	(293)	(327)	(345)	(32)
Total stockholders' equity under U.S. GAAP	Ps.5,733	Ps.4,979	Ps.5,143	$ 484

a) Minority interest

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and is presented below total liabilities and above the stockholder' equity section in the consolidated balance sheet.

b) Deferred income taxes

The Company applies the provisions of Bulletin D-4, "Accounting for Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP (see notes 3 o) and 19). As required by this Bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset to the extent it is determine to be recoverable. For U.S. GAAP purposes, the Company has applied SFAS No. 109, "Accounting for Income Taxes", for all periods presented.

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

For U.S. GAAP purposes the Company recognizes deferred taxes each period for the changes in the taxable portions of its distributable stockholders' equity. The Company's policy is to compare the deferred tax balance that would be required if all of the stockholders' equity were distributed. This amount is compared to the total deferred tax balance recorded prior to any adjustment. The difference between the amount recorded and the amount calculated from the stockholders' equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date

The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under Mexican GAAP, are presented as follows:

	December 31,
Deferred Tax Assets and Liabilities:	2004	2005
Non-current:
Assets:
Reversal of negative goodwill	Ps. 37	Ps. 8
Asset tax credit carryforwards	(207)(1)	-
Termination benefits	43	38
Fair value of derivative financial instruments	50	-

Liabilities:
Buildings, machinery and equipment	(124)	(7)
Stockholders' equity	(551)	(533)
Other	(39)	(45)
Net deferred tax assets	Ps. (791)	Ps. (539)

(1) Under U.S. GAAP contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received. Further disclosure is provided in section l) of this footnote

c) Negative goodwill and reduction in depreciation expense

Under Mexican GAAP, the Company records as a component of the consolidated statements of operations the amortization of the excess of book value over cost of certain acquisitions (negative goodwill). Until December 31, 2004 the period of amortization for negative goodwill was 18 months. Beginning January 1, 2005 negative goodwill is recognized in the income statement (see Note 3 a)). Under U.S. GAAP, such excess is recorded as a reduction of fixed assets, and depreciation expense is reduced accordingly over the estimated useful life of the related assets.

d) Workers' profit sharing

In accordance with Mexican GAAP the Company determines the provision of workers' profit sharing by applying the partial accrual method (Bulletin D-4). For U.S. GAAP purposes the Company accrues for workers' profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109. If the methodology of SFAS No. 109 had been used for the year ended December 31, 2005, the cumulative effect in the results of the Company would have been an expense of Ps. 50 and a debit to excess (shortfall) in restatement of capital of Ps. 438. From these amounts the effect in the results for the years 2003, 2004 and 2005 would have been an increase (decrease) of Ps. 89, Ps. (2) and Ps. 52, respectively.

e) Capitalization of the integral cost of financing

Under Mexican GAAP, the capitalization of the integral cost of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral cost of financing.

In accordance with SFAS No. 34, "Capitalization of Interest Cost", if the integral cost of financing is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciliation item for the capitalization of a portion of the integral cost of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholder's equity. If the borrowings are denominated in U.S. dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt. Beginning in 1999, interest on certain additions to buildings, machinery and equipment began to be capitalized for Mexican GAAP purposes as is required under U.S. GAAP. Consequently, the related differences in depreciation on such amounts included in buildings, machinery and equipment are presented in the reconciliation of net income (loss) for the years ended December 31, 2003, 2004 and 2005.

f) Goodwill and other intangible assets

As mentioned in Note 3 j), under Mexican GAAP, until December 31, 2004 goodwill represented the excess of cost over recorded value of subsidiaries as of the date of acquisition and was restated using NCPI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of fair value over cost of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year is subject to impairment test, as it ceased to be amortized under the provisions of Bulletin B-7 (see Note 3 a)). In accordance with SFAS No. 142, "Goodwill and Other Intangibles Assets", (effective January 1, 2002), goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment.

There is no difference between U.S. GAAP and Mexican GAAP for the year ended December 31, 2005 related to the impairment of goodwill, however the disclosure requirements of SFAS 142 are included below:

For the years ended December 31, 2004 and 2005 the Company recorded an impairment of Ps.72 and Ps.39, respectively. This impairment comes from two reporting units within our Flat Glass reportable segment, due to an increase in offshore competition and the decline of the commercial construction industry in the United States, operating profits and cash flows declined in those reporting units. The fair value of all reporting units was estimated by using multiples of the respective units' trends of earnings before interest, taxes, depreciation, and amortization (EBITDA).

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

Balance as of January 1, 2004	Ps. 950
Impairment	(72)
Changes for effects of inflation and exchange rates	(6)
Balance as of December 31, 2004	872
Impairment	(39)
Changes for effects of inflation and exchange rates	(127)
Balance as of December 31, 2005	Ps. 706

g) Effect of applying the Fifth Amendment to Bulletin B-10

As discussed in note 3 f), under Mexican GAAP the Fifth Amendment to Bulletin B-10 allows the restatement of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the INPC.

h) Effect of applying Bulletin B-15

In 1997, the IMCP issued Bulletin B-15, which specifies procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro's accounting policies for the consolidation of its foreign subsidiaries are described in notes 2 b) and 3 b). Such policies conform to the requirements of Bulletin B-15.

We believe that the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican GAAP and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC.

However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. We believe that this methodology of Bulletin B-15 used to restate prior years balances for comparative purposes do not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, we are including an adjustment for the difference in methodologies of restating prior year balances. These amounts (Ps.22 and Ps.14 in 2003 and 2004, respectively, in the reconciliation of net income, and Ps.255 and Ps.222 in 2003 and 2004, respectively, in the reconciliation of stockholders' equity) represent the differences between (i) the balance if all amounts were adjusted by applying the INCP, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

 i) Derivative financial instruments

As of January 1, 2005, in accordance with Mexican GAAP, as mentioned in note 3 a), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10 "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Through December 31, 2004, according to accounting standards effective at that moment (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. Prior to the implementation of Bulletin C-10, financial instruments for hedging purposes were valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

The Company determined that no differences existed between Mexican and U.S. GAAP as they related to their consolidated financial statements as of December 31, 2005 due to the adoption of Bulletin C-10. The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

j) Accounts receivable securitizations

The Company has included additional disclosures in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" primarily related to the retained interests in the securitized financial assets. See below for the additional disclosures required by SFAS No. 140:

  In 2004, VVP entered into an agreement to sell of its accounts receivable, on a revolving basis, to VVP Funding, a wholly owned subsidiary of VVP. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. Also, during 2004, VVP and VVP Funding entered into agreement with an unrelated financial institution whereby VVP Funding, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, sells an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum amount of $40 million, and retain undivided interests in securitized receivables. The agreement expires in May 2007 but is subject to annual renewal approval by financial institution. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

The gross receivables sold, totaling $71 million and $63 million at December 31, 2005 and 2004, respectively, are reflected as a reduction of trade accounts receivables. Estimated fair value of the retained undivided interests securitized receivables at December 31, 2005 and 2004, totaled $31 million and $29 million and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.3%, would decrease the year-end valuation by approximately $.3 million, and 20% increase in expected credit losses and allowances, to 3.6%, would decrease the year-end valuation by approximately $.7 million. Similarly, 10 or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10 or 20% variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

Proceeds received by the Company from the revolving securitizations aggregated to $470 million and $448 million for the years ended December 31, 2005 and 2004, respectively, and are included in cash flows from operating activities. Losses on the sales of accounts receivable totaled $2 million and $1 million for the years ended December 31, 2005 and 2004, respectively, and are included in general and administrative expenses. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled $8 million and $9 million at December 31, 2005 and 2004, respectively with credit losses totaling $3 million and $3 million for the years then ended. VVP continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2005 and 2004, the Company received servicing fees totaling $.6 million and $.5 million, respectively.

  Securitization of Vitro Envases Norteamerica, S.A. de C.V. ("VENA") trade receivables. - On March 31, 2005, Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V. and Comercializadora Alcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year non-recourse revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 and $19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the "Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. The Ps. 550 million was obtained through the issuance of certified preferred securities ("certificados bursatiles preferentes") that trade on the Mexican Stock Exchange issued by the Trust, and $19 million in subordinated notes, which are guaranteed by us. The interest payments and eventual principal reimbursement on the certificados bursatiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. The transfer of undivided ownership interests from VENA to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

At December 31, 2005 the gross receivables sold to the Trust totaled Ps. 742 and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 153. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 0.01% increase in the 12-month peak 3-month average loss ratio from the April 30, 2005 amount to 1.50% would result in a reduction in the availability equal to 0.09% of eligible funds.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 5,902 for the year ended December 31, 2005, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 11. VENA continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing; accordingly, no servicing assets or liabilities are recorded. For the year ended December 31, 2005, the Company received servicing fees totaling Ps. 19.

  Securitization of Vitro Plan, S.A. de C.V. ("Vitro Plan") trade receivables. - On August 22, 2005, Vitro Plan, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for $ 21.5 million, at an interest rate of 6.5%. Vitro Plan entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the "Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Vitro Plan and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. The transfer of undivided ownership interests from Vitro Plan to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

At December 31, 2005, the gross receivables sold to the Trust totaled Ps. 677 and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 315. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 0.01% increase in the 12-month peak 3-month average loss ratio from the April 30, 2005 amount to 3% would result in a reduction in the availability equal to 0.06% of eligible funds.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 565 and $67 million dollars for the year ended December 31, 2005, and is included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 45 and $1 million dollars at December 31, 2005. Vitro Plan continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the year ended December 31, 2005, the Company received servicing fees totaling Ps.0.43.

k) Discontinued operations

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

Mexican GAAP as defined by Bulletin C-15, "Impairment of Long-lived Assets and their Disposal", requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. Bulletin C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each business being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

As a result of the differences identified above between U.S. and Mexican GAAP, the following components of the Company's business that were classified as held for sale during 2005, 2004 and 2003, are presented as discontinued operations in our U.S. GAAP consolidated financial statements:

  On April 1, 2005, we sold 100% of our interest in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de La Suerte, S.A. de C.V., which we refer to collectively as "Bosco," our subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermo fold ware and industrial products, to Convermex, S.A. de C.V., which we refer to as "Convermex," for US$10 million in cash. In 2004, Bosco had consolidated net sales of approximately Ps. 436 and a consolidated operating loss of approximately Ps. 10. The consolidated net sales and operating loss of Bosco were approximately Ps. 103 and Ps. 6, respectively, during the period beginning on January 1, 2005 and ending on April 1, 2005. The Company recorded a loss for the sale of Bosco of Ps. 127.

  On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V., which we refer to as "Vitro OCF," our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for US$71.5 million in cash. The gain on sale of this component was approximately Ps. 421. This business was previously included in our Flat Glass reportable segment.

  In March 2004, the Board of Directors of Vitro America, authorized management to close all of its distribution and production facilities and discontinue operations in the Northwestern United States, which we refer to as "VVP NW". The closing plan included operation of the facilities through June 30, 2004. As of December 31, 2004, all operations in these facilities have ceased. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit, which is included in our Flat Glass reportable segment.

  During 2004, the Company's management decided to close two small facilities (the PVA facilities) in Mexico dedicated to the manufacture of architectural value added products. These disposal activities were initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. The amount incurred in these disposal activities were Ps. 20. The PVA facilities were managed by Vitro Flotado Cubiertas, a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit. This business was previously included in our Flat Glass reportable segment.

  On September 10, 2003, we sold 100% of the outstanding shares of Envases Cuautitlan, S.A. de C.V., which we refer to as "ECSA," one of our subsidiaries engaged in the manufacturing and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for approximately US$18 million. The gain on sale of this component was approximately Ps. 38. This business was previously included in our Glass Containers reportable segment.

The following table discloses the condensed balance sheets and condensed income statements of the entities that were disposed for all periods presented, without eliminating balances and transactions with related parties:

	For the year ended December 31, 2005
	Vitro OCF	VVP NW	PVA	ECSA	BOSCO	Total
Condensed Income Statement:
Sales	-	-	-	-	Ps. 98	Ps. 98
Cost of sales	-	-	-	-	91	91
General, administrative and selling expenses	-	-	-	-	14	14
Operating loss	-	-	-	-	(7)	(7)
Total financing cost	-	-	-	-	3	3
Loss before income tax	-	-	-	-	(10)	(10)
Income tax benefit	-	-	-	-	1	1
Net loss	-	-	-	-	(9)	(9)

	As of and for the year ended December 31, 2004
Condensed Balance Sheet:
Current assets	-	-	-	-	Ps. 156	Ps. 156
Fixed assets, net	-	-	-	-	192	192
Other long-term assets	-	-	-	-	-	-
Total assets	-	-	-	-	348	348

Short-term liabilities	-	-	-	-	130	130
Long-term liabilities	-	-	-	-	30	30

Condensed Income Statement:
Sales	Ps. 145	Ps. 51	Ps. 154	-	Ps. 410	Ps. 760
Cost of sales	79	54	138	-	356	627
General, administrative and selling expenses	25	44	14	-	64	147
Operating income (loss)	41	(47)	2	-	(10)	(14)
Total financing cost	(3)	-	-	-	8	5
Income (loss) before income tax	44	(47)	2	-	(18)	(19)
Income tax (expense) benefit	(14)	21	-	-	12	19
Net income (loss)	30	(26)	2	-	(6)	-

	For the year ended December 31, 2003
Condensed Income Statement:
Sales	Ps. 573	Ps. 194	Ps. 176	Ps. 142	Ps. 350	Ps. 1,435
Cost of sales	333	169	133	125	286	1,046
General, administrative and selling expenses	68	46	15	8	56	193
Operating income	172	(21)	28	9	(8)	180
Total financing cost	22	-	-	10	15	47
Income (loss) before income tax	150	(21)	28	(1)	(7)	149
Income tax expense (benefit)	50	(8)	-	1	3	46
Net income (loss)	100	(13)	28	(2)	(4)	109

Basis difference between U.S. GAAP and Mexican GAAP.- The basis of the assets and liabilities under U.S. GAAP of the entities mentioned above at the time of their sale was different from the basis of such assets and liabilities under Mexican GAAP; accordingly, the gain recorded on disposal of such entities under U.S. GAAP differs from that under Mexican GAAP.

l) Deconsolidation of Comegua

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

For U.S. GAAP purposes, the Company has determined that the control it retains over the management of the annual budget of Comegua is not unilateral and is not sufficient to meet all of the technical requirements for consolidation. The Company's position is based on the guidance provided by EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". Under EITF 96-16, such approval and veto rights held by the minority shareholders of Comegua, including the approval of annual budget, qualify as substantive participating rights and therefore do not allow the Company to consolidate Comegua in its financial statements for U.S. GAAP purposes. Therefore, the Company's investment in Comegua is recorded by applying the equity method in the Company's U.S. GAAP consolidated financial statements.

m) Recovery of Asset Tax Carryforwards

In 1994 we paid an asset tax of Ps. 207 and as a result recorded a recoverable tax asset under both Mexican and U.S. GAAP. We are seeking to recover this asset tax by means of a settlement with the Mexican Tax Authorities.

Prior to November 1999, the tax law didn't allow taxpayers to deduct liabilities owed to financial institutions (i.e. bank loans) for asset tax calculation purposes. In November 1999, the Mexican Supreme Court ruled that the restriction and inability to deduct such financial liabilities was unconstitutional (the "November 1999 Ruling"). On March 13, 2002, the Mexican Tax Authorities confirmed that we were allowed to deduct the liabilities held with the financial system for asset tax calculation purposes. Based on this resolution, the recovery of the asset tax paid in prior years was considered to be highly probable. The court ruling and related confirmation remained effective as of December 31, 2004, and based on the previous history of recovering asset tax paid in fiscal years 1999, 2000 and 2001 and the fact that no settlements regarding this issue had been denied, we considers that the recorded Ps. 207 of tax on asset carryforward is accurate.

As of December 31, 2004 based on discussion with our internal legal counsel, previous court rulings and related inquiries with the relevant authorities, we considered that the recovery of this asset tax carryforward from the Mexican Tax Authorities was highly probable. Mexican GAAP allows the recognition of this type of asset based on a threshold of highly probable, which we believed we met at the balance sheet date.

In February 2005, the Mexican Supreme Court ruled that the recovery of asset tax carryforwards only applies to asset tax paid after an inquiry regarding this issue is made with the Mexican Tax Authorities (the "February 2005 Ruling"). However, at that time legal counsel advised us that there was still a high probability of recovery of asset tax paid, because the February 2005 ruling was not dispositive of the issue and they did not believe that the ruling was applicable to us because we filed the inquiry to the Mexican Tax Authorities before the November 1999 Ruling.

In June and July of 2005, a definitive Supreme Court ruling was issued, and some judges took the position that the February 2005 Ruling also applied to inquiries made before the November 1999 Ruling. Based on these rulings in June and July of 2005, we considered that the tax authorities may challenge the tax refund, and accordingly recorded a reserve, based on ours best estimates, over the Ps. 207 , since (i) the possibility of applying that amount against taxes to be paid in the future expired in 2004, and (ii) the high probability of prevailing in court had been reduced.

n) Other differences and supplemental U.S. GAAP disclosures

Pension disclosures.- The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its Mexican GAAP consolidated financial statements, the Company applies Bulletin D-3 issued by the IMCP. The accounting treatment for pensions set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, "Employers' Accounting for Pensions". The Company records the pension cost determined by actuarial computations, as described in notes 3 k) and 12. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company's related pension obligations for 2004 and 2005 are also described in note 12.

Seniority premiums.- Under Mexican GAAP and U.S. GAAP, there is no difference in the liabilities recorded for seniority premiums.

Severance indemnities.- Under Mexican GAAP, as described in note 3 a), effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, "Employers' Accounting for Post employment Benefits", which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican GAAP allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles. The tables below reflect the requirements under U.S. GAAP, which applies the SFAS No. 112 standard for all years presented.

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

	2004	2005
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. 2,626	Ps. 2,878
Service cost	71	69
Interest cost	160	155
Actuarial losses	301	(45)
Benefits paid	(280)	(277)
Benefit obligation at end of year	2,878	2,780
Changes in plan assets:
Fair value of plan assets at beginning of year	538	572
Contribution of cash and securities	186	218
Return on plan assets	40	61
Benefits paid	(192)	(207)
Fair value of plan assets at end of year(1)	572	644
Funded status:	2,305	2,136
Unrecognized actuarial loss	(1,177)	(1,094)
Unrecognized transition obligation	(303)	(216)
Unrecognized prior service costs	(257)	(189)
Net amount recognized	Ps. 568	Ps. 637
Amounts recognized in the consolidated balance sheet consists of:
Accrued benefit liability	Ps. 1,717	Ps. 1,655
Intangible asset	(457)	(342)
Accumulated other comprehensive income	(692)	(676)
Net amount recognized	Ps. 568	Ps. 637

(1) Includes approximately Ps. 513 as of December 31, 2005 of Vitro common shares (39,150,000 shares at market value).

Net periodic pension, seniority premium and severance indemnity costs for 2003, 2004 and 2005 are summarized below:

	Year ended December 31,
	2003	2004	2005
Service costs	Ps. 76	Ps. 71	Ps. 69
Interest cost	146	160	155
Return on plan assets	(30)	(40)	(61)
Net amortization and deferral	159	169	181
Net periodic cost	Ps. 351	Ps. 360	Ps. 344

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2004 and 2005, the pension plan assets are invested in the following financial instruments:

	2004	2005
Fixed Rate:
Federal Government instruments	20%	21%
Variable Rate:
Equity securities traded on the Mexican Stock Exchange	80%	79%
	100%	100%

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

Contributions to the pension plans amounted to Ps. 186 and Ps. 218 as of December 31, 2004 and 2005, respectively. The Company estimates that the contributions to the pension plan funds during 2006 are expected to be approximately Ps. 226.

Expected benefit payments for our pension plans, seniority premium and severance indemnities are as follows:

Year ended December 31,	Pension	Seniority Premium	Severance Indemnities
2006	Ps. 226	Ps. 11	Ps. 38
2007	234	11	38
2008	220	11	38
2009	222	11	37
2010	253	11	37
2011 - 2015	1,082	54	171

Expected benefit payments are based on the same assumptions used to measure the benefit obligations.

2. Exit or disposal activities.- The disclosures required by SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" related to the Company's exit or disposal activities are as follows:

(a) Vitro America Restructuring - In 2004, Vitro America implemented a three-year operational restructuring designed to streamline the organization and instill a more customer and results oriented culture in its workforce. Teams of internal and external consultants and vendors are evaluating and re-organizing the Vitro America's installation, manufacturing and corporate processes. These teams have identified and initiated a number of projects with a view to position Vitro America as the leader among the distributors, manufacturers and installers of flat glass in the United States. The Company incurred expenses during 2004 of approximately Ps. 34, which are recorded as "Other Expenses" under Mexican GAAP and within selling, general and administrative expenses for U.S. GAAP purposes. These expenses related to professional and consulting fees that were expensed as incurred. Additionally, the Company incurred approximately Ps. 20, which for both Mexican and U.S. GAAP purposes was recorded in selling, general and administrative expenses for severance costs related to one-time termination benefits given to former officers and members of management. The Company does not expect to incur additional severance or termination costs in future years related to this restructuring. As such, as of December 31, 2005 no liability has been recorded as the professional and consulting fees will continue to be expensed as such services are provided. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vitro Plan, the holding company of our Flat Glass reportable segment.

(b) Tin Oxide Project - During 2004, the Company's management decided to stop the manufacture of mirrors with tin oxide. This exit activity was initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. This decision led to the sale of certain fixed assets and inventory on hand. These sales were recorded as other expenses under Mexican GAAP and within operating income under U.S. GAAP. The costs incurred as a result of this exit activity were Ps. 27. Our terminated Tin Oxide Project had been conducted by Vitro Flotado Cubiertas, a subsidiary of Vitro Plan, the holding company of our Flat Glass reportable segment.

(c) Mexican GAAP restructuring charges.- During 2005 the Company restructured certain operating units and its corporate and administrative functions. For Mexican GAAP purposes they meet the definition of a restructuring charge and are included in Other expenses in the Company's consolidated financial statements, but for U.S. GAAP purposes the Company applied SFAS 112, as opposed to SFAS 146, to its downsizing activities as these costs are part of an ongoing benefit arrangement and do not meet the definition of a one-time termination benefit. The Company has a practice of providing similar benefits to those employees that were terminated under its downsizing activities and therefore it applied SFAS 112 when accounting for such transactions. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

3. On April 3, 2006, the Company announced that it reached an agreement to sell its 51% ownership in Vitrocrisa to Libbey. Vitrocrisa, which was previously presented as one of our reportable segments and under Mexican GAAP purposes is a discontinued operation as of December 31, 2005, as its disposition represents the termination of a significant activity of the Company.

For Mexican GAAP purposes Vitrocrisa was presented as a discontinued operation as of December 31, 2005 as it met the criteria specified by Bulletin C-15 at that date. The plan to sell Vitrocrisa was approved by the Board of Directors (the entity in charge of the operating and financial policies of the Company) as announced on July 27, 2005, and Vitrocrisa played a significant role in the Company's core business. Vitrocrisa was previously presented as one of our reportable segments for Mexican GAAP purposes.

For U.S. GAAP purposes Vitrocrisa is classified as held and used as it did not meet the criteria specified by SFAS 144 at December 31, 2005, given that the transaction had not been authorized by the Stockholders of the Company. Stockholder approval was a requirement for the plan to sell Vitrocrisa to take place. The annual Stockholders' meeting was held on April 27, 2006, where the required approval was obtained.

4. Impairment of Long Lived Assets.- For U.S. GAAP purposes, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. Impairment is recorded when the carrying amount of the asset exceeds its fair value. Impairment charges and asset write-downs are presented in selling, general and administrative expenses in operating income in our U.S. GAAP consolidated financial statements.

For Mexican GAAP purposes, in accordance with Bulletin C-15, the Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amount of the asset exceeds the greater of the amounts mentioned above. Impairment charges and asset write-downs are presented in other expenses in our Mexican GAAP consolidated financial statements.

In 2004 and 2005, for Mexican GAAP purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 11 and Ps. 103, respectively within its Flat Glass reportable segment as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were grater then the carrying value of the asset.

In 2005 for U.S. GAAP purposes the Company recorded an impairment charge of Ps.181 for land and buildings located at its corporate offices classified as available for sale in accordance with SFAS No. 144 based on fair value appraisals received. This charge is recorded in operating income for U.S. GAAP purposes. Under Mexican GAAP, the assets did not meet the definition of held for sale as required by Bulletin C-15 as such assets are still in use by the Company. The discounted cash flow model utilized by the Company did not result in an impairment charge for Mexican GAAP purposes.

5. Gain or loss on sale of assets.- The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in our U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under Mexican GAAP are included in other expenses in our consolidated Mexican GAAP financial statements (see note 17).

6. Equity method investments.- The Company's subsidiaries Vitro American National Can, S.A. de C.V. ("Vancan") (sold in 2004 as described in note 18 e) and Vitro AFG, S.A. de C.V. ("AFG"), which are part of the Glass Containers and Flat Glass segments, respectively, are joint ventures in which the Company has a 50% interest and shares joint control of each subsidiary with its partners, Rexam and AFG Industries, Inc., respectively. Under Mexican GAAP, the subsidiaries are consolidated using the proportionate consolidation method. Under U.S. GAAP, the Company's investment in and its interest in the net income of Vancan and AFG would be recorded based on the equity method. In addition, as mentioned in Note 24 l) we account for Comegua under the equity method for U.S. GAAP purposes.

Summary information of the Company's equity method investments is as follows:

	As of the year ended December 31,
	2004	2005	2004	2005	2004	2005
	Vancan		AFG		Comegua
Current assets	Ps.	Ps.	Ps. 68	Ps. (87)	Ps. 683	Ps. 691
Total assets	-	-	525	333	2,289	2,144
Current liabilities	-	-	289	22	359	436
Total liabilities	-	-	308	34	726	703
Stockholders' equity	-	-	217	299	1,562	1,441
Net sales	322	-	224	91	1,167	1,180
Net income (loss)	14	-	7	(11)	49	33
Cash flow information-net cash provided by:
Operating activities	(4)	-	77	(2)	215	114
Financing activities	(55)	-	(69)	-	(2)	(48)
Investing activities	15	-	(13)	1	(151)	(96)

Under U.S. GAAP, as of December 31, 2004 and 2005 the Company's investment in AFG and Comegua was Ps. 217 and Ps. 299, and Ps. 1,562 and Ps. 1,441, respectively.

7. Weighted-average interest rates.- The weighted-average interest rates on short-term borrowings outstanding as of December 31, 2003, 2004 and 2005 were approximately 4.3%, 5.37% and 7.31%, respectively.

8. Fair value of financial instruments.- SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company's significant financial instruments were as follows:

	December 31, 2004		December 31, 2005
	Carrying Amount (Mexican GAAP)	Fair Value	Carrying Amount (Mexican GAAP)	Fair Value
Liabilities:
Short-term borrowings	Ps. 2,216	Ps. 2,216	Ps. 1,182	Ps. 1,182
Long-term debt(1)	14,328	14,347	13,527	13,343
Derivative instruments:
Embedded derivatives	-	-	(16)	(16)
Interest rate swaps	-	-	(31)	(31)
Foreign exchange options	-	-	28	28
Natural gas contracts	-	166	98	98

 __________

(1) Includes current portion of long-term debt.

The fair value of short-term borrowings approximates their carrying value due to their short maturities. The fair value of the U.S. (dollar denominated) publicly traded long-term debt was Ps. 6,435 and Ps. 5,638 as of December 31, 2004 and 2005, respectively, and its related book value was Ps. 6,417 and Ps. 5,822, respectively. The fair value of the remaining long-term debt closely approximates its book value of Ps. 8,696 and Ps. 7,705 as of December 31, 2004 and 2005, respectively.

The fair value of long-term debt was determined using available quoted market prices or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value information presented herein is based on information available to management as of December 31, 2004 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

9. Classification of workers' profit sharing.- In the Company's U.S. GAAP statements of operations, workers' profit sharing expense is classified as an operating expense.

10. Earnings per common share in accordance with U.S. GAAP.- Earnings per share in accordance with U.S. GAAP are based on the provisions of SFAS No. 128, "Earnings Per Share", and are calculated using the weighted-average number of common shares outstanding during each period. The stock options granted under the Company's Plan (see note 15 b) were not dilutive during 2003, 2004 and 2005, as the average market price per share of the Company's common stock during the period was either less than the exercise price per share or as a result of net losses during the year. The Company has no other potentially dilutive securities. Basic earnings per share are based upon, 275,152,973, 271,840,010 and 273,116,069 weighted-average shares outstanding for 2003, 2004 and 2005, respectively.

Income (loss) per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2003	2004	2005
Income (loss) per share - Basic and diluted earnings (loss) before discontinued operations	Ps. (3.34)	Ps. (2.53)	Ps. 1.68
Discontinued operations	0.53	1.69	(0.48)
Income (loss) per common share	Ps. (2.82)	Ps. (0.84)	Ps. 1.19

11. Comprehensive income.- Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components. Vitro's items of other comprehensive income are loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, currency translation and the minimum pension liability adjustment.

See note 24 o), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130. There was no reclassification adjustments for any of the periods presented.

12. Employee stock option plan. - The Plan (see note 15 b) was adopted in 1998. The Company applies SFAS No. 123 in accounting for its Plan under both Mexican GAAP and U.S. GAAP. The disclosures required under U.S. GAAP are included in note 15 b).

13. Restrictions that limit the payment of dividends by the registrant. - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company's indebtedness, the Company relies on income from advances, fees, interest and dividends from its' subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company's subsidiaries' ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries' shareholders (including the Company's joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders' meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2004 and 2005, the net assets of certain of the Company's subsidiaries are restricted.

14. Concentration of credit risk. - The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 10% of consolidated net sales in 2005 and 2004, the Company has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company's three largest customers accounted for approximately 12% of its consolidated net sales in 2005 and 2004. The Company conducts periodic evaluations of its customers' financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

15. Irrevocable Standby Letters of Credit.- As of December 31, 2004, VVP Holdings Corp. (subsidiary of Vitro, S.A.), has outstanding irrevocable standby letters of credit issued, for insurance purposes, totaling $18.

16. New accounting pronouncements. - SFAS No. 123(R), "Share-Based Payment", issued in December 2004. This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. The Company currently applies the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and recognizes the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As the requirements of SFAS No. 123 as applied by the Company are similar to those of SFAS No. 123(R). The Company's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

FASB issued SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4", issued in November 2004. This Statement amends the guidance in Accounting Research Bulletin, or ARB, No. 43. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

SFAS No. 153,"Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29", issued in December 2004. This Statement amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, considering that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations..

SFAS No. 154, "Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3", issued in May 2005. This Statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires "retrospective application" to prior periods' financial statements of changes in accounting principle instead of recognize voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect refer to a new pronouncement. This guidance should be applied for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

SFAS No.155 "Accounting for certain hybrid financial instruments-and amendment of FASB Statements No. 133 and 140" issued on February 2006. This Statement amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.   The Company's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

SFAS No. 156 "Accounting for servicing of financial assets-an amendment of FASB Statement No.140" issued on March 2006. This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.  The Company's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

EITF Issue No. 96-16, "Investor's Accounting for and Investee when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights" In June 2005, the Task Force agreed to amend Item 4 of the Protective Rights section of this consensus as well as Example 1 of Exhibit 96-16A to be consistent with the consensus reached in Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a limited Partnership Rights". EITF 96-16 Item 4 specifies that the acquisitions or dispositions of assets that are not expected to be undertaken in the ordinary course of the business is considered as a protective right and this does not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. This amendment should be applied to new investments and to investment agreements that are modified after June 29, 2005. The consensus of this amendment to EITF 96-16, does not change the Company's current equity method of accounting of for its investment in its subsidiaries in its U.S. GAAP consolidated financial statement.

EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", issued on November 3, 2005. This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and APB Opinion No.18, "The Equity method of accounting for Investments in Common Stock". The Company's management is in the process of determining the potential impact of adopting this EITF on its consolidated financial position and results of operations..

EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty", issued in September 2005. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single non-monetary transaction with the scope of APB Opinion 29. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Company's management does not anticipate that the adoption of this EITF will have a material effect on its consolidated financial position or results of operations.

EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination", issued in June 2005. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company's management is in the process of determining the potential impact of adopting this EITF on its consolidated financial position and results of operations..

FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period", issued in October 2005. This guidance addressed that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during construction period shall be recognized as rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. Currently, for U.S. GAAP purposes, the Company records rental expenses in the income statement as incurred.

17. Reclassifications. - Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

o) Comparative consolidated financial statements - U.S. GAAP

CONSOLIDATED BALANCE SHEETS
U.S. GAAP BASIS

(Millions of constant Mexican pesos as of December 31, 2005)

	December 31,
	2004	2005
Assets
Cash and cash equivalents	Ps. 2,532	Ps. 1,241
Trade receivables, net of allowance for doubtful accounts	1,661	1,231
Retained undivided interests in securitized receivables	318	794
Other receivables	1,582	1,768
Inventories	4,003	4,042
Land and buildings held for sale	-	411
Deferred taxes	-	29
Current assets from discontinued operations	156	-
Current assets	10,252	9,516
Long-term investments	384	353
Investment in associated companies	993	1,015
Land and buildings	8,643	7,535
Machinery and equipment	7,803	7,502
Construction in progress	974	624
Goodwill	872	706
Intangible pension asset	457	342
Other assets	681	733
Deferred taxes	-	130
Other assets from discontinued operations	192	-
Total assets	Ps. 31,251	Ps. 28,456

Liabilities
Short-term borrowings	Ps. 2,158	Ps. 1,063
Current portion of long-term debt	1,108	2,420
Trade payables	2,020	1,934
Sundry creditors	1,528	1,424
Accrued expenses	740	954
Deferred taxes	663	-
Current liabilities from discontinued operations	130	-
Current liabilities	8,347	7,795
Long-term debt	13,801	11,659
Seniority premiums, pensions, severance indemnities and other long-term liabilities	1,632	1,553
Long-term liabilities from discontinued operations	30	-
Deferred taxes	175	-
Long-term liabilities	15,638	13,212
Total liabilities	23,985	21,007
Minority interest in consolidated subsidiaries	2,287	2,306

Stockholders' Equity
Majority interest:
Capital stock: no par value 324,000,000 shares issued	Ps. 324	Ps. 324
Restatement of capital stock	6,684	6,684
Capital stock restated	7,008	7,008
Treasury stock (51,044,097 in 2004 and 50,553,528 in 2005)	(613)	(606)
Additional paid-in capital	1,050	1,050
Shortfall in restatement of capital	(19,090)	(19,656)
Minimum pension liability adjustment	(432)	(418)
Retained earnings reserved for reacquisition of shares of Vitro	2,000	2,000
Retained earnings	15,284	15,439
Net income (loss) for the year	(228)	326
Total stockholders' equity	4,979	5,143
Total liabilities, minority interest in consolidated subsidiaries and stockholders' equity	Ps. 31,251	Ps. 28,456

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. GAAP BASIS

(Millions of constant Mexican pesos as of December 31, 2005)

	Year ended December 31,
	2003	2004	2005

Net sales	Ps. 24,012	Ps. 24,684	Ps. 24,945
Cost of sales	17,577	18,207	18,384

Gross profit	6,435	6,477	6,561
Selling, general, administrative expenses	5,196	5,680	5,682

Operating income	1,239	797	879

Interest expense	2,093	2,202	2,325
Interest income	214	124	153
Exchange loss (gain), net	794	80	(418)
Gain from monetary position	601	733	440
Total financing cost	2,072	1,425	1,314

Loss after financing cost	(833)	(628)	(435)
Other income (loss), net	30	32	375

Loss before income taxes, minority interest and share in earnings	(803)	(596)	(60)
Income tax expense (benefit)	41	139	(712)
Minority interest	(187)	(276)	(200)
Share in earnings of unconsolidated associated companies	30	46	6

(Loss) income from continuing operations	(919)	(687)	458
Discontinued operations including gain (loss) on disposal of discontinued operations of Ps. 27 in 2003, Ps. 460 in 2004 and Ps. (127) in 2005, net of taxes of Ps. 37, Ps. (7) and Ps. (4), respectively	142	459	(132)
Net (loss) income	Ps. (777)	Ps. (228)	Ps. 326

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
U.S. GAAP BASIS

(Millions of constant Mexican pesos as of December 31, 2005)

	Capital Stock	Treasury Stock	Paid-In Capital	Shortfall in Restatement of Capital	Other	Retained Earnings	Comprehensive Loss	Stock- holders' Equity
Balance at January 1, 2003	Ps. 7,008	Ps. (579)	Ps. 1,032	Ps. (18,800)	Ps. (337)	Ps. 17,972		Ps. 6,296
Comprehensive income (loss):
Net loss						(777)	Ps. (777)	(777)
Bulletin B-15 adjustments				(142)		(40)		(182)
Other comprehensive income (loss):
Minimum pension liability adjustment					(33)		(33)	(33)
Gain from holding nonmonetary assets				(20)			(20)	(20)
Cumulative translation adjustment				40			40	40
Deferred income taxes				727	11		738	738
Effect of applying the Fifth Amendment				(179)			(179)	(179)
Deferred workers' profit sharing				1			1	1
Other comprehensive income							547
Comprehensive loss							Ps. (230)
Dividends (Ps. 0.40 pesos per share)						(121)		(121)
Additional paid-in capital			18					18
Acquisition of treasury stock		(48)						(48)

Balance at December 31, 2003	Ps. 7,008	Ps. (627)	Ps. 1,050	Ps. (18,373)	Ps. (359)	Ps. 17,034		Ps. 5,733
Comprehensive income (loss):
Net loss						(228)	Ps. (228)	(228)
Bulletin B-15 adjustments				(292)		345		53
Other comprehensive income (loss):
Minimum pension liability adjustment					(112)		(112)	(112)
Gain from holding nonmonetary assets				(411)			(411)	(411)
Cumulative translation adjustment				(11)			(11)	(11)
Deferred income taxes				70	39		109	109
Effect of applying the Fifth Amendment				(74)			(74)	(74)
Deferred workers' profit sharing				1			1	1
Other comprehensive loss							(498)
Comprehensive loss							Ps. (726)
Dividends (Ps.0.32 pesos per share)						(95)		(95)
Additional paid-in capital		14						14

Balance at December 31, 2004	Ps. 7,008	Ps. (613)	Ps. 1,050	Ps. (19,090)	Ps. (432)	Ps. 17,056		Ps. 4,979
Comprehensive income (loss):
Net income						326	Ps. 326	326
Bulletin B-15 adjustments				(101)		323		222
Other comprehensive income (loss):
Minimum pension liability adjustment					20		20	20
Gain from holding nonmonetary assets				35			35	35
Cumulative translation adjustment				(16)			(16)	(16)
Deferred income taxes				(401)	(6)		(407)	(407)
Effect of applying the Fifth Amendment				(89)			(89)	(89)
Deferred workers profit sharing				6			6	6
Other comprehensive loss							(451)
Comprehensive loss							(125)
Canceled Dividends						152		152
Dividends (Ps.0.30 pesos per share)						(92)		(92)
Issuance of treasury stock		7						7

Balance at December 31, 2005	Ps. 7,008	Ps. (606)	Ps.1,050	Ps. (19,656)	Ps. (418)	Ps. 17,765		Ps. 5,143

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS*

(Millions of nominal pesos)

	Year ended December 31,
	2003 Restated	2004 Restated	2005
Operating Activities:
Loss from continuing operations in constant pesos	Ps. (919)	Ps. (687)	Ps. 458
Effect of constant pesos	65	18	4
Loss from continuing operations in nominal pesos	(854)	(669)	462
Add (deduct) non-cash items:
Minority interest	181	267	200
Depreciation and amortization	1,870	2,137	1,819
Provision for seniority premiums, pensions, severance indemnities and other long-term liabilities	327	343	344
Amortization of debt issuance costs	62	121	205
Share in earnings of unconsolidated associated companies	(25)	(45)	(6)
Fair value of derivative financial instruments	(23)	(9)	(125)
Gain on execution of Vitro Club's trust	-	-	(424)
Gain from sale of subsidiaries and associated companies	-	(82)	-
Write-off and loss from sale of fixed assets	120	316	434
Deferred income tax and workers' profit sharing	(184)	(250)	(1,031)
Gain from monetary position	(544)	(722)	(430)
Exchange loss	713	69	(404)
Increase (decrease) in trade payables	(246)	56	3
(Increase) decrease in trade receivables	(105)	(174)	675
(Increase) decrease in inventories	94	(298)	(104)
Retained undivided interests in securitized receivables	(131)	(29)	(476)
Changes in other current assets and liabilities	56	326	94
Employee retirement obligations	(244)	(271)	(308)
Net income (loss) from discontinued operations	103	(3)	(9)
Operating assets and liabilities from discontinued operations	66	(61)	9
Net cash provided by operating activities	1,236	1,022	928

Investing Activities:
Sales of land and buildings and machinery and equipment	42	17	31
Investment in land and buildings and machinery and equipment	(1,217)	(1,315)	(1,150)
Sale of subsidiaries and associated companies	188	904	157
Restricted cash on long-term loans	(232)	181	1
Discontinued operations	(27)	(9)	-
Other	3	(76)	(55)
Net cash used in investing activities	(1,243)	(298)	(1,016)

Financing Activities:
Proceeds from short-term borrowings	1,966	3,126	3,045
Issuance of long-term debt	5,244	5,831	5,923
Payment of short-term borrowings	(4,533)	(4,059)	(4,123)
Payment of long-term debt	(2,861)	(3,708)	(5,628)
Debt issue costs	(174)	(176)	(183)
Acquisition of treasury stock	(61)	-	-
Issuance of capital stock	17	14	7
Dividends paid to stockholders of Vitro	(108)	(89)	(90)
Dividends paid to minority interests	(107)	(124)	(67)
Effect from discontinued operations	(143)	73	-
Net cash (used) provided by financing activities	(760)	888	(1,116)
Net increase (decrease) in cash and cash equivalents	(767)	1,612	(1,204)
Monetary and exchange rate effect on cash and cash equivalents	104	(65)	(7)
Balance at beginning of year	1,568	905	2,452
Balance at end of year	Ps. 905	Ps. 2,452	Ps. 1,241

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps. 1,473	Ps. 1,550	Ps. 1,843
Income taxes	17	101	287

*This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the American Institute of Certified Public Accountants.

RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS*

(Millions of nominal pesos)

The Company restated its 2003 and 2004 U.S. GAAP consolidated statements of cash flows related to the financial statement line items, "Proceeds from disposal of discontinued operations" and "Other". The proceeds from disposal of discontinued operations were previously presented in operating activities and should have been presented in investing activities. Such proceeds are currently included in "Sale of subsidiaries and associated companies" in investing activities. Included in "Other" were amounts related to debt issue costs incurred by the Company for financing activities. These costs had previously been presented in investing activities and are currently presented as "Debt issue costs" in financing activities. The table below discloses the 2003 and 2004 totals for operating activities, investing activities and financing activities as previously presented and as restated.

Year ended December 31,
	2003 As Presented*	2003 As Restated	2004 As Presented*	2004 As Restated
Operating Activities:
Net cash provided by operating activities	Ps.1,424	Ps. 1,236.	Ps. 1,575	Ps. 1,022
Net cash used in investing activities	(1,605)	(1,243)	(1,027)	(298)
Net cash (used in) provided by financing activities	(586)	(760)	1,064	888

* Includes the effects of Bosco, which was sold in 2005, as a discontinued operation.

Schedule I - Condensed Financial Information of Registrant

Vitro, S.A. de C.V.

Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2005)

	December 31,
Assets	2004	2005
Cash and cash equivalents	Ps. 1,717	Ps. 2
Receivables from services to subsidiaries	86	102
Accounts receivable from subsidiaries	2,938	852
Other receivables	49	103
Derivative financial instruments	-	125
Land held for sale	-	180
Current assets	4,790	1,364
Investments in subsidiaries and associated companies	8,878	9,932
Land and buildings, and equipment	374	1,619
Other assets	224	114
Other accounts receivable from subsidiaries	226	-
Deferred taxes	79	-
Long-term assets	9,781	11,665
Total assets	Ps.14,571	Ps.13,029
Liabilities
Short-term borrowings	Ps. 1,133	Ps. -
Current maturities of long-term debt	30	1,263
Accounts payable to subsidiaries	35	234
Income tax	2,314	2,414
Derivative financial instruments	-	16
Other current liabilities	280	131
Current liabilities	3,792	4,058
Long-term debt	5,326	3,321
Other accounts payable to subsidiaries	147	-
Deferred taxes		162
Long-term liabilities	5,473	3,483
Total liabilities	9,265	7,541
Stockholders' equity
Restated capital stock	7,008	7,008
Treasury stock	(613)	(606)
Additional paid-in capital	1,050	1,050
Shortfall in restatement of capital	(19,481)	(19,428)
Cumulative initial effect of deferred taxes	(1,677)	(1,677)
Minimum pension liability adjustment	(432)	(418)
Retained earnings reserve for reacquisition of Vitro shares	2,000	2,000
Retained earnings	17,451	17,559
Total stockholders' equity	5,306	5,488
Total liabilities and stockholders' equity	Ps. 14,571	Ps. 13,029

Vitro, S.A. de C.V.

Statements of Operations

(Millions of constant Mexican pesos as of December 31, 2005, except per share amounts which are in pesos)

	Year ended December 31,
	2003	2004	2005
Equity in earnings (losses) of subsidiaries and associated companies	Ps.(413)	Ps.374	Ps.134
Other operating income		88	100
Administrative expenses	98	77	82
Operating income (loss)	(511)	385	152
Total financing cost:
Interest expense	(990)	(1,161)	(953)
Interest income	108	172	169
Exchange (loss) gain, net	187	(211)	188
Loss from derivative instruments	-	-	(31)
Gain from monetary position	293	384	191
	402	816	436
Loss after financing cost	(913)	(431)	(284)
Other income, net	38	5	349
Income (loss) before income tax and asset tax	(875)	(426)	65
Income tax and asset tax expense (benefit)	168	41	(20)
Income (loss) from continuing operations	(707)	(385)	45
Discontinued operations	59	90	3
Net income (loss) for the year	Ps. (648)	Ps.(295)	Ps.48
Earnings per common share (based on weighted average shares outstanding of 275,152,973 for 2003, 271,840,010 for 2004 and 273,116,069 for 2005):
Income (loss) from continuing operations	Ps.(2.57)	Ps.(1.42)	Ps.0.16
Discontinued operations	0.21	0.33	0.02
Net income (loss )	Ps.(2.36)	Ps.(1.09)	Ps.0.18

Vitro, S.A. de C.V.

Statements of Changes in Financial Position

(Millions of constant Mexican pesos as of December 31, 2005)

	Year ended December 31,
	2003	2004	2005
Operating activities:
Income (loss) from continuing operations	Ps.(707)	Ps.(385)	Ps.45
Add (deduct) non-cash items:
Depreciation and amortization	25	21	6
Amortization of debt issuance costs	41	49	90
Equity in net earnings (losses) of subsidiaries and
associated companies (net of dividends received)(1)	(121)	171	267
Derivative financial instruments	-	-	31
Gain on execution of Vitro Club's trust	-	-	(424)
Deferred income tax	(169)	118	20
Deferred income tax asset received by merger	-	-	222
Gain from sale of subsidiaries and associated companies	(38)	(504)	127
	(969)	(530)	384
Other current assets and liabilities, net	42	(46)	(389)
Other assets and liabilities, net received by merger			206
Net resources generated from (used in) continuing operations	(927)	(576)	201
Gain on disposal of discontinued operations	59	90	3
Net resources generated from (used in) operations	(868)	(486)	204
Financing activities:
Proceeds received from short-term bank loans	1,379	2,390	629
Proceeds received from (payments made for) long-term bank loans	4,714	(223)	147
Notes payable to subsidiaries	165	(1,659)	2,640
Notes payable to subsidiaries received by merger	-	-	(194)
Monetary effect on liabilities with financing cost	(277)	(332)	(210)
Payment of short-term loans	(2,748)	(2,234)	(2,005)
Payment of long-term loans	(1,565)	(384)	(465)
Acquisition of treasury stock	(66)	-	-
Issuance of treasury stock	17	14	7
Dividends paid	(121)	(95)	(92)
Net resources generated (used in) from financing activities	1,498	(2,523)	457
Investing activities:
Investments in land and buildings, and equipment	19	-	-
Investments in land and buildings, and equipment received by merger	-	-	(1,007)
Other investments	(1,003)	3,930	(1,369)
Resources generated by (used in) investing activities	(984)	3,930	(2,376)
Cash and cash equivalents
Net increase (decrease)	(354)	921	(1,715)
Balance at beginning of year	1,150	796	1,717
Balance at end of year	Ps.796	Ps. 1,717	Ps. 2

(1) The following table sets forth for the periods presented the amount of dividends received by the Company:

	Year ended December 31,
	2003	2004	2005

Dividends Received	Ps. 28	Ps. 323	Ps. 11

NOTE: The detailed footnote disclosure which would normally be included with complete financial statements has been omitted since such information has been separately disclosed in the Company's consolidated financial statements.

Schedule II - Valuation and Qualifying Accounts

Schedule of Valuation and Qualifying Accounts
For the years Ended December 31, 2005, 2004 and 2003
Millions of constant Mexican pesos as of December 31, 2005

	Balance at beginning of year	Additions	Deductions	Changes for effects of inflation	Balance at the end of the year
Year ended December 31, 2005
Allowance for doubtful accounts	Ps. 117	Ps. 97	Ps. 37	Ps. (1)	Ps. 176
Deferred tax valuation allowance	683	32	110	(23)	582
	800	129	147	(24)	758

Year ended December 31, 2004
Allowance for doubtful accounts	105	63	42	(9)	117
Deferred tax valuation allowance	1,534	143	918	(76)	683
	1,639	206	960	(85)	800

Year ended December 31, 2003
Allowance for doubtful accounts	87	47	22	(7)	105
Deferred tax valuation allowance	1,468	116	-	(50)	1,534
	1,555	163	22	(57)	1,639

Item 19.   Exhibits

Exhibit No.	Description	Page
1.1	Amended and restated by-laws (estatutos sociales) of Vitro, S.A. de C.V., together with an English translation	******
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