Form 20-F
VITRO SA DE CV
filed 2007-06-22
CIK 880582

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[ ] REGISTRATION STATEMENT PERSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2006

OR

[ ] TRANSITION REPORT PERSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________

OR

[ ] SHELL COMPANY REPORT PERSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

COMMISSION FILE NUMBER: 1-10905

Vitro, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

N/A

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

11.75% Guaranteed Senior Notes due 2013

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2006:
358,538,074 shares of Series "A" common stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes   []          No   [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes   []          No   [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   [x]          No   []

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of "accelerated files and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    []    Accelerated filer    [x] Non-accelerated filer     []

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17       []          Item 18   [x]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   []          No   [x]

TABLE OF CONTENTS

Presentation of Certain Information
Forward-Looking Statements
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Recent Developments
Risk Factors
Exchange Rates
Selected Consolidated Financial Information
Item 4. Information on the Company
Organizational Structure
Business
Item 4A. Unresolved Staff Comments
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15T. Controls and Procedures
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemption from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

PRESENTATION OF CERTAIN INFORMATION

Vitro, S.A.B. de C.V., formerly Vitro, S.A. de C.V., is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico, and is a holding company that conducts substantially all of its operations through its subsidiaries. In this annual report, except when indicated or the context otherwise requires, (a) the words "Vitro" and "our holding company" refer to Vitro, S.A.B. de C.V., and not its consolidated subsidiaries and (b) the words "the Company," "we," "us," "our" and "ours" refer to Vitro, S.A.B. de C.V., together with its consolidated subsidiaries. References in this annual report to business units are to combinations of various consolidated entities that have been grouped together for management and presentation purposes.

References in this annual report to "pesos" or "Ps." are to the lawful currency of the United Mexican States, which we refer to as "Mexico". References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America, which we refer to as the "United States" or "U.S."

Our consolidated financial statements are expressed in constant Mexican pesos and are prepared in accordance with Mexican Financial Reporting Standards ("Mexican FRS") issued by the Mexican Board for Research and Development of Financial Reporting Standards (the "CINIF"), which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as "U.S. GAAP." See Note 25 to our consolidated financial statements for the year ended December 31, 2006 which provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.

On February 1, 2007, Vitro, S.A.B. de C.V. successfully closed an offering, of $1.0 billion of senior guaranteed notes principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary Vitro Envases Norteamerica, S.A. de C.V. ("VENA") and certain third-party debt at some subsidiaries of Vimexico, S.A. de C.V. ("Vimexico").

As a result of this transaction, as of December 31, 2006, Ps. 4,220 million ($390 million) of short-term borrowings and current maturities were reclassified as long-term debt pursuant to Mexican FRS.

On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa Holding, S. de R.L. de C.V. and its subsidiaries Crisa Libbey, S.A. de C.V. and Crisa Industrial, LLC (together, "Vitrocrisa") to Libbey, Inc. ("Libbey"), the owner of the remaining 49% equity interest. See "Item 4. Information on the Company-Business-Strategic Sale of Non-Core Businesses." Vitrocrisa, which was previously presented as one of our reportable segments is presented as a discontinued operation. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report is presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented on our consolidated balance sheets as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations" for fiscal year 2005.

Certain of our subsidiaries have been classified as discontinued operations as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for Mexican FRS purposes as they do not constitute the sale of a significant portion of our business. See note 25 k) to our consolidated financial statements for a description of those subsidiaries.

In April 2006, Empresas Comegua, S.A. ("Comegua") acquired Vidrios Panamenos, S.A. ("VIPASA"), a glass container company located in Panama for a purchase price of $21 million. See "Item 4. Information on the Company-Business-Acquisitions."

This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de Mexico, or the Mexican Central Bank, in the Diario Oficial de la Federacion, Mexico's Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the "Free Exchange Rate." As of December 31, 2006, the Free Exchange Rate was 10.8116 pesos per U.S. dollar.

For purposes of this annual report, we consider our "export sales" to be (a) sales of products produced by our Mexican subsidiaries to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors and (b) sales of products by our foreign distributor subsidiaries. We recognize sales at the time of sale to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors (principally Vitro America, Inc., which we refer to as "Vitro America"), and at the time of sale of the product by our foreign subsidiaries that act as our distributors (principally Vitro Packaging, Inc., which we refer to as "Vitro Packaging") to third parties outside Mexico.

 Under Mexican corporate law, ordinary shares of our Series "A" common stock held by our Stock Option Trust (17,555,747 shares) are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which our other shares are entitled to vote. However, for accounting purposes, our ordinary shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of change in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders' equity, we considered our ordinary shares held by our Stock Option Trust as treasury stock and not outstanding. As of December 31, 2006, 47,472,678 ordinary shares were held by our Pension Plan Trust. Those ordinary shares are treated as outstanding for all purposes.

 We use the term "joint venture" to refer to companies which are not our wholly-owned subsidiaries and in which we, directly or indirectly, either have management control or share management control with one third party as in the case of Vitro AFG, S.A. de C.V., which we refer to as ("Vitro AFG"). We believe that our use of the term "joint venture" is consistent with international business practices. However, our "joint ventures" are not necessarily "Joint Ventures" as defined in International Financial Reporting Standards.

 Certain amounts included in this annual report may not sum due to rounding.

FORWARD-LOOKING STATEMENTS

 This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.

 These forward-looking statements are identified by our use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "goals," "target," "strategy" and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled "Item 3. Key Information-Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and other sections of this annual report.

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

  liquidity, debt repayment and access to credit;

  fluctuations in the price of raw materials and labor costs;

  capacity utilization of our facilities;

  availability of raw materials;

  the ability to integrate operations of acquired businesses;

  consumer preferences for forms of packaging that are alternatives to glass containers;

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

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

RECENT DEVELOPMENTS

Corporate Restructuring and Recapitalization

General

Commencing in 2001, we began a corporate restructuring and recapitalization program focused primarily on the sale of non-core assets and assets no longer in line with the long-term strategy of our business with the aim of strengthening our core strategic businesses, Glass Containers and Flat Glass and reducing the overall debt and debt service levels of the Company. From May 2001 through April 2005, we concentrated our divestiture efforts on rightsizing our two core businesses, Glass Containers and Flat Glass, and divesting of our interests in several joint ventures.

As part of this program, we completed the following strategic transactions in 2006:

Sale of non core businesses:

  sale of our 51% interest in Vitrocrisa, our glassware manufacturing joint venture with Libbey, and our exit from the manufacture of consumer glassware and home decor products, for $119 million and the assumption by Libbey of liabilities of $62 million;

  sale of our 51% interest in Quimica M, S.A. de C.V., a subsidiary engaged in the manufacture of plastic film used in windshield applications, for $20 million;

 Sale of real estate:

  sale of real estate in Mexico City for $100 million;

  sales of corporate and non-corporate real estate for $42 million; and

 Equity offering:

  rights offering to our shareholders and to holders of our ADRs for an increase in our capital stock of 62,857,143 new ordinary shares in which we raised Ps.550 million (nominal) ($50 million).

$1.0 Billion Financing

Building on the successful completion of these transactions and supported by our improved operating results, on February 1, 2007 we completed the sale of $1.0 billion senior notes, comprised of $300 million 8.625% Senior Notes due 2012 (the "2012 Senior Notes") and $700 million 9.125% Senior Notes due 2017 (the "2017 Senior Notes"). Through the issuance of the 2012 Senior Notes and the 2017 Senior Notes, we achieved more favorable terms and conditions in our overall debt, including reduced interest rates, longer average maturity, a lower cost of capital, higher cash flow generation and a path for solid growth. Substantially all of the net proceeds from the financing were used to repay outstanding short-term indebtedness and substantially all of our long-term debt, other than our 11.75 Senior Notes due 2013 (the "2013 Senior Notes").

Effects of the Financing

The following table sets forth our consolidated capitalization under Mexican FRS as of December 31, 2006:

  on an actual basis, reflecting the reclassification of Ps. 4,220 million ($390 million) of short-term borrowings and current maturities to long-term debt, which were refinanced with the proceeds of the Offering of the 2012 Senior Notes and 2017 Senior Notes; and

  on an as adjusted basis to give effect to the offering of the 2012 Senior Notes and the 2017 Senior Notes and the use of proceeds thereof.

	As of December 31, 2006
	Actual	Actual	As Adjusted	As Adjusted
	(Ps. millions)	($ millions)	(Ps. millions)	($ millions)
Total indebtedness
Short-term debt(1)	350	32	350	32
8% VENA Secured Notes due February 2007	811	75	- (2)	-(2)
10% VENA Unsecured Guaranteed Notes due August 2007.	1,189	110	- (3)	- (3)
11⅜% Vicap Notes due May 2007	1,648	152	- (4)	- (4)
VENA Senior Secured Term Loan due 2010	1,569	145	- (5)	- (5)
VENA 10.75% Senior Guaranteed Notes due 2011	2,703	250	327(6)	30(6)
11.75% 2013 Senior Guaranteed Notes (7)	2,433	225	2,433	225
8.625% 2012 Senior Guaranteed Notes	-	-	3,243	300
9.125% 2017 Senior Guaranteed Notes.	-	-	7,568	700
Long-term bank and other debt.	1,632	152	815(8)	76(8)

Total Indebtedness	12,335	1,141	14,736	1,363

(1) Includes current maturities of long-term debt.

(2) Reflects repayment on February 7, 2007.

(3) Reflects optional prepayment on May 9, 2007.

(4) Reflects optional prepayment on March 5, 2007.

(5) Reflects optional prepayment on February 26, 2007.

(6) Reflects repayment of Ps. 2,376 million ($220 million) pursuant to a Tender Offer and Consent Solicitation, and a covenant defeasance of the remaining Ps. 327 million ($30 million), allowing us to release the collateral securing this debt. Funds to finance the defeasance were deposited in a trust and are reflected on our balance sheet as restricted cash. On July 23, 2008, the restricted cash will be disbursed from the trust to repay all the outstanding principal plus accrued interest through the date of payment.

(7) As part of the financing, the guarantees issued to support the 2012 Senior Notes and the 2017 Senior Notes were similarly extended to benefit the 2013 Senior Notes.

(8) Reflects repayment of Ps. 225 million ($21 million) Inbursa Secured Loan, repayment of Ps. 302 million ($28 million) Flat Glass Credit Facilities and a repurchase of Ps. 350 million ($32 million) Certificados Bursatiles included in long-term debt. In addition , Ps. 60 million ($5 million) reflect the cancellation of issuance discounts on debt that was prepaid with the proceeds of the 2012 Senior Notes and the 2017 Senior Notes offering.

Genesis Project

We are transforming our management, operational and reporting processes through the implementation of an enterprise wide process model, which we refer to as the Genesis Project. The objective of the Genesis Project is to transform Vitro's global operating model to a results-oriented, client-focused model.

As part of the Genesis Project, we plan to implement a fully integrated enterprise resource planning, or ERP, system using ERP software from SAP AG, or ("SAP").

We believe the main strategic benefits of the Genesis Project will be to:

  Standardize and optimize our operating and administrative processes,

  Facilitate the integration of our operations globally,

  Improve and maintain compliance with regulatory requirements regarding effective internal control over financial reporting,

  Standardize management and operational information across our subsidiaries in Mexico and abroad, enhancing also its availability for decision making at all levels of the Vitro organization,

  Establish, integrate and apply best practices standards in our operations, and

  Continue our strategy of pursuing consistent and integrated growth globally.

The Genesis Project that started in 2006, will be implemented throughout all the Company's businesses and will be completed in two phases.  For the initial phase we expect to invest approximately $ 27.5 million, while the second phase will have an estimated cost of no more than that incurred in the first phase.

See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Genesis Project" for a discussion of the costs of implementing this Project.

RISK FACTORS

You should carefully consider the following risk factors, as well as all of the other information presented in this annual report, including our consolidated financial statements and the notes thereto. In general, investing in the securities of issuers in emerging market countries such as Mexico involves certain risks not typically associated with investing in securities of U.S. companies.

The risks and uncertainties described below are not the only risks and uncertainties affecting us. Additional risks and uncertainties that we do not know about or that we currently think are immaterial also may impair our business operations or our ability to make payments under our existing indebtedness.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.

RISK FACTORS RELATING TO US

We have high interest payment requirements.

On February 1, 2007, we completed a major refinancing program by virtue of which we refinanced substantially all of our indebtedness under improved terms and conditions. See "Item 3. Key Information- Recent Developments-Corporate Restructuring and Recapitalization" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Financing Transactions." Although the refinancing program reduced our interest expense and extended our debt maturities, we continue to have high interest payment requirements. As of December 31, 2006, our total consolidated indebtedness was Ps. 12,335 million ($1,141 million) and our consolidated off-balance sheet financings, related to our receivable securitization and sale of receivable transactions, were Ps. 1,300 million ($120 million). Without giving effect to the refinancing program, our interest expense on debt for the year ended December 31, 2006 was Ps. 1,740 million ($161 million), while our operating income was Ps. 2,010 million ($186 million). After giving effect to the refinancing program, our average interest rate was reduced from 11% per annum to 9% per annum. See "Item 3. Key Information-Recent Developments-Corporate Restructuring and Recapitalization."

Our ability to make scheduled interest payments when due depends on, and is subject to, several factors, including our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors.

The amount of our interest payment requirements could adversely affect our business in a number of ways, including but not limited to, the following:

  we may have less cash available to expand and improve our business, since we are required to dedicate a significant portion of our cash flow from operations to the payment of interest on our debt;

  our ability to obtain additional debt financing may be limited and the terms on which such financing is obtained may be negatively affected; and

  our ability to compete effectively against better-capitalized competitors and to withstand downturns in our business may be affected since a significant portion of our cash flow from operations is required to be dedicated to making interest payments. As a result, we may lose market share and experience lower sales, which, in turn, could result in a material adverse effect on our financial condition, results of operations and liquidity.

Our indentures contain certain restrictive covenants.

After giving effect to the refinancing program, our current indentures that govern the terms of our indebtedness contain certain covenants that are customary for similar indebtedness. Such covenants include restrictions on our ability to (i) incur additional indebtedness unless, at the time of incurrence, we satisfy certain conditions, (ii) pay dividends above a certain permitted amount or make other restricted payments, (iii) grant certain liens on our assets, (iv) make certain investments, and (v) take part in certain merger, consolidation, and asset sale transactions. As of December 31, 2006, under the restrictive covenants of our current indentures, we would be prohibited from incurring any additional debt other than certain limited permitted debt exceptions.

The restrictions in our indentures could limit our flexibility to adjust to changes in our business and the industries in which we operate; and/or limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

We have to pay interest and principal on our dollar-denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations.

As of December 31, 2006, after giving effect to our refinancing program, 92% of our outstanding debt was denominated in dollars. This debt must be serviced by funds generated from sales by our subsidiaries. We do not generate sufficient revenues in dollars from our operations to service our entire dollar denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our dollar denominated debt. A devaluation of the peso against the dollar could adversely affect our ability to service our debt.

In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. However we cannot assure that in the future these instruments will be available on favorable terms to us, if at all, to fully hedge our exposure. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

We have experienced rising operating costs in each of our businesses.

Some of the components of our cost of goods sold are subject to significant market price variations. For instance, our total energy cost represented 14% of our consolidated cost of goods sold in 2006. Such cost is directly linked to the price of natural gas which has experienced significant increases in recent years due to, among other things, the effects of hurricanes in the production area of the Gulf of Mexico. NYMEX natural gas prices have increased from an average price of $3.22 per million British Thermal Units ("MMBTU"), during 2002 to an average price of $7.23 per MMBTU during 2006, representing an increase of 125%. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations. As the price of natural gas has significantly increased in recent years, we have not been able to raise the prices of our products to fully reflect those increases, which have adversely affected our results of operations and liquidity. Other potential sources of significant variations in our costs are packaging and freight costs.

In the ordinary course of business, we enter into forwards and other derivatives agreements to hedge our exposure to natural gas price variations. However, we cannot assure you that these instruments will be available on favorable terms to us, if at all, to fully hedge our exposure to such variations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

We continue to experience competition from our global competitors and vertically integrated customers.

Aggressive investment by our global competitors such as Saint Gobain and Guardian, and vertically integrated customers with glass manufacturing facilities in Mexico, coupled with the increased imports of low-cost competitive products into several of our important markets, has resulted in an increase in capacity that has brought significant pricing pressure on our products, particularly in our Flat Glass construction market where the industry is faced with over-capacity. Loss of existing or future market share to competitors or customers in any of our business units may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity may be adversely affected.

Difficult market conditions in the automotive industry may affect our operating margins and results of operations.

The North American automotive industry is currently facing difficult market conditions. North American automobile manufacturers have experienced slower demand and increased pricing pressures on their products. These difficult market conditions in the automotive industry may continue to lead to additional pricing pressure on our products and may lead to loss of sales volume, either of which may have an adverse effect on us.

Certain of our flat glass products sold to original equipment manufacturers, which we refer to as "OEMs", in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. The automotive OEM business line represented 8% of our consolidated net sales for the year ended December 31, 2005 and for the year ended December 31, 2006.

We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us.

Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. Although no single customer accounted for more than 8% of our consolidated net sales in 2006, we have customers that are significant to our business units. Our three largest customers, who serve different markets, accounted for an aggregate of 15% of our consolidated net sales in 2006. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us. Among our most significant customers are automotive OEMs and beer and soft-drink bottlers. One of our main customers has vertically integrated operations and therefore, a capacity increase in its glass production could adversely affect our results of operations.

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

A downturn in the Mexican economy, from which we derived 42% and 43% of our consolidated net sales for the year ended December 31, 2005 and 2006, respectively, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived 46% and 42% of our consolidated net sales in 2005 and 2006, respectively, would have an adverse impact on the export and foreign subsidiary sales of our Flat Glass and Glass Containers business units. Furthermore, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries have adversely affected the Mexican economy and therefore our results of operations.

Economic downturns in Mexico and the United States may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt.

Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost.

Our total financing cost includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities, (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iv) gains or losses related to some of our hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short- and long-term debt and off-balance sheet financings minus the nominal amount of interest income generated by us with respect to our monetary assets.

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

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2002, 2003 and year ended December 31, 2006, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004 and 2005. We recorded a net exchange loss in May 2004 as a result of the unwinding of certain currency exchange swaps.

In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. However, we cannot assure you that these instruments will be available at favorable terms to us, if at all, to fully hedge our exposure. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Changes in the relative value of the peso to the U.S. dollar and the Euro may have an adverse effect on us.

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

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or linked to the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods and packaging products are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the Mexican Consumer Price Index, which we refer to as ("INPC"), as of the date of the most recent balance sheet presented. As a result, when the peso depreciates in real terms against the U.S. dollar, as was the case in 2002, 2003 and 2006, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly linked to the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

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

The sales generated by our Spanish subsidiary in our European operations are either denominated in or linked to the value of the Euro, while its cost of goods sold is denominated in or linked to U.S. dollars. Changes in the relative value of the U.S. dollar to the Euro may have an adverse effect on us in a similar fashion to those described with respect to the relative value of the peso above.

We may be adversely affected by increases in interest rates.

Interest rate risk exists primarily with respect to our floating-rate peso and our dollar-denominated debt, which generally bear interest based on the Mexican equilibrium interbank interest rate, which we refer to as the "TIIE," or the London interbank offered rate, which we refer to as "LIBOR." As of December 31, 2006, after giving effect to our refinancing program, our floating-rate peso and dollar-denominated debt amounted to Ps. 366 million and $44 million. If the TIIE or LIBOR rates increase significantly, our ability to service our debt will be adversely affected.

Additionally, in February 2007, we entered into a cross currency swap mainly to hedge future interest payments and our exposure to U.S. dollar exchange rate variations derived from the $1.0 billion financing transaction. See "Item 3. Key Information-Recent Developments-Corporate Restructuring and Recapitalization." Through this derivative financial instrument we exchange fixed rate payments denominated in US dollars for a floating rate (TIIE based) denominated in Mexican pesos and a fixed currency exchange, and the counterparty agreed to exchange fixed rate payments denominated in U.S. dollar.

In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating and fixed rate debt. However, we cannot assure you that these instruments will be available at favorable terms to us, if at all, to fully hedge our exposure. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

The costs of complying with environmental protection and health and safety laws, and any liabilities arising thereunder, may increase and adversely affect our business, results of operations, cash flows or financial condition.

We are subject to various environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, remediation, disposal and transportation of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.

Since 1998, we have been participating in a voluntary audit program at our Mexican facilities. As a result of audits by and implementation of certain measures suggested by the Procuraduria Federal de Proteccion al Ambiente ("PROFEPA"), action plans are entered into, and costs are incurred, to make environmental investments and improvements required for PROFEPA Clean Industry certification.

Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations, cash flow or financial condition. See "Item 4. Information on the Company-Business-Environmental Matters."

Substitution trends in the glass container industry may continue to adversely affect our business.

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s (although such decline has substantially diminished in recent years). In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented 51% of our consolidated net sales in 2006.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

In May 2006, we filed an amended 2004 Annual Report on Form 20-F/A, in which we restated certain items in our U.S. GAAP consolidated financial statements. In addition, in our 2005 Annual Report on Form 20-F/A, we restated our U.S. GAAP consolidated statements of cash flows related the presentation of certain items. In the preparation of these restatements, which affected our U.S. GAAP financial statements, we identified certain deficiencies in our disclosure controls, specifically within the area of U.S. GAAP reporting.

As required by Section 404 of the Sarbanes-Oxley Act, we have certified in this Annual Report on Form 20-F for the year ended December 31, 2006 as to whether the design or operation of our internal control over financial reporting is effective. See "Item 15T.Controls and Procedures." Based on its evaluation, management concluded that as of December 31, 2006, the Company's internal control over financial reporting was not effective as a result of certain material weaknesses identified in the financial reporting cycle, specifically with regards to the calculation of deferred income taxes and the conversion of financial statements of foreign subsidiaries to Mexican FRS.

We are focused on improving and maintaining an effective internal control structure. In order to remediate the material weaknesses identified by us, we are in the process of implementing new controls and procedures related to the preparation, review and presentation of our financial information. These measures include the following modifications to our internal controls:

  reinforcement of personnel knowledge base regarding technical accounting matters;

  hiring a professional service firm to assist our accounting staff with the implementation of superior processes and new internal controls; and

  Genesis Project implementation, including the ERP conversion, across Vitro's global operating model. See "Item 3. Key Information-Recent Developments-Genesis Project" and "Item 15T. Controls and Procedures".

There can be no assurance that the implementation of our new internal controls, including the ERP, will be completed without unforeseen challenges or significant additional expenditures that could result in delays in remedying the material weaknesses in our internal controls.

Any such unremedied material weaknesses may reduce our ability to provide accurate financial information to our investors.

We have a disagreement with our partner in our Flat Glass business unit about the merger of Vitro Plan into Vimexico, which may affect the value of the guaranty of the 2012 Senior Notes, 2017 Senior Notes, and 2013 Senior Notes by our Flat Glass business unit.

On December 11, 2006 the shareholders of Vitro Plan concluded the extraordinary meeting upon a second call to approve the merger of Vitro Plan into Vimexico. Vimexico, a subsidiary of Vitro, held a $135 million loan receivable from Vitro Plan. At the meeting, resolutions were adopted approving (a) the merger of Vitro Plan into Vimexico based on financial information as of October 31, 2006, with Vimexico as the surviving entity, and (b) the cancellation upon delivery of existing Vitro Plan stock certificates in exchange for Vimexico stock certificates, using a ratio of 7.19319816 shares of Vimexico common stock per share of Vitro Plan common stock.

Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro. As a result of the merger, Vimexico is a direct 91.8%-owned subsidiary of Vitro. Prior to the merger, Pilkington Plc, which we refer to as "Pilkington", owned a 35% equity interest in Vitro Plan and, as a result of the merger, owns an 8.2% equity interest in Vimexico. Pilkington voted against the adoption of the shareholder resolutions approving the merger. Under the merger, the outstanding $135 million intercompany indebtedness owed by Vitro Plan was cancelled, reducing the debt of Vimexico, as the surviving party to the merger to a level that could more readily be supported by its cash flow from operations.

On January 16, 2007 we were served with a lawsuit from Pilkington filed with the competent court in Mexico that, among other claims, challenges the resolutions adopted at the shareholders' meeting at which the merger was approved.

In the event the proceedings ultimately result in the merger being declared not effective, the guarantee by Vimexico of the 2012 Senior Notes and the 2017 Senior Notes and the 2013 Senior Notes, could not include any of the assets owned by Vitro Plan. It is also possible that such determination could include a determination that the guarantees provided by the subsidiaries of Vitro Plan are also ineffective. Vitro believes, based on advice of Rivera, Gaxiola y Asociados, S.C. our Mexican special litigation counsel, that the merger of Vitro Plan into Vimexico complied with all applicable legal requirements, specifically: the by-laws of Vitro Plan and the Mexican General Law of Mercantile Corporations and, as a result, that the risk that the merger between Vitro Plan and Vimexico is reversed, nullified, voided or set aside is minimal. Even if the shareholder resolutions approving the merger were to be set aside and the guarantee by Vitro Plan determined to be ineffective, such Mexican special litigation counsel has advised us that it believes that it is likely that substantially all of the guarantees of the 2012 Senior Notes, the 2017 Senior Notes and the 2013 Senior Notes granted by the subsidiaries of Vitro Plan would nonetheless remain in effect.

If any of the guarantees referred to above were to be determined to be ineffective or avoided, the 2012 Senior Notes, the 2017 Senior Notes, and the 2013 Senior Notes would be effectively junior to all liabilities of Vitro Plan and any of its subsidiaries whose guarantee was thereby avoided.

RISK FACTORS RELATING TO MEXICO

Economic developments in Mexico and the United States affect our business.

The economies of Mexico and the United States-our two biggest markets-recorded actual GDP growth in 2006 of 4.7% and 3.3%, respectively, compared with growth of 3.0% and 3.2%, respectively, in 2005. Mexico's economic growth has been mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, largely due to Mexico's lack of progress on structural reforms. Over the past few years, Mexico's rate of inflation has remained low, amounting to 3.3% in 2005 and 4.1% in 2006.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2004, 2005 and 2006, 44%, 42% and 43%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso.

While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government's continued fiscal and monetary policy has not provided the flexibility necessary to support Mexico's economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico's economy and its industrial sector. These factors include the extent of the U.S. economic growth and the participation of Mexico's industrial sector in such growth; the Mexican government's approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas; and the current political environment.

Future economic development in or affecting Mexico or the United States could adversely affect us and our ability to obtain financing.

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

In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.

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

Presidential and Federal Congressional elections were held in Mexico on July 2, 2006. After a highly contested election, on December 1, 2006 Felipe Calderon Hinojosa, the presidential candidate for Partido Accion Nacional ("PAN") was officially sworn in as President before the Mexican Congress. The Federal Congressional elections resulted in a Mexican Congress that is divided politically, with PAN representing the largest group but failing to obtain a majority of the seats in the Mexican Congress.

The current legislature and Mr. Calderon's presidency may bring significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.

Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

 Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the "Mexican Stock Exchange," including us, must prepare their financial statements in accordance with Mexican FRS. Mexican FRS differs in certain significant respects from the U.S. GAAP, including among others the treatment of minority interests, workers' profit sharing, capitalization of interest and consolidation of subsidiaries. In addition, under Mexican FRS, the effects of inflation must be reflected in accounting records and in published financial statements. Moreover, the effect of inflation accounting under Mexican FRS, except for the restatement of fixed assets purchased outside of Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not adjusted for in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican FRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican FRS and U.S. GAAP.

EXCHANGE RATES

The following table sets forth, for each year in the five year period ended December 31, 2006, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period-End

2002	Ps. 10.43	Ps. 9.00	Ps. 9.75	Ps. 10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80

(1) Source: Federal Reserve Bank of New York

The following table sets forth, for each month in the six-month period ended on May 31, 2007 and the first 20 days of June, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High	Low

December 2006	Ps.11.46	Ps.10.43
January 2007	11.09	10.77
February	11.16	10.92
March	11.19	11.01
April	11.03	10.92
May	10.93	10.74
June (through June 20, 2007)	10.98	10.71

(1) Source: Federal Reserve Bank of New York

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled "Item 5. Operating and Financial Review and Prospects" as it relates to 2004, 2005 and 2006. The years ended December 31, 2002 and 2003 are derived from our audited financial statements not included in this annual report. Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements for the year ended December 31, 2006 provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. The Company restated its 2005 U.S. GAAP financial information as a result of an adjustment related to the calculation of its deferred income taxes (see note 25 b).

On February 1, 2007, we issued the 2012 Senior Notes in an aggregate principal amount of $300 million and the 2017 Senior Notes in an aggregate principal amount of $700 million. As a result of this transaction, as of December 31, 2006, Ps. 4,220 million ($390 million) of short-term borrowings and current maturities were reclassified as long-term debt on our consolidated financial statements as of December 31, 2006.

We have completed a number of dispositions recently. See "Item 4. Information on the Company-Business-Strategic Sale of Non-Core Businesses."

Financial data expressed in pesos and set forth in the following table for each year in the five year period ended December 31, 2006 has been restated in millions of constant pesos as of December 31, 2006.

	As of or for the year ended December 31,
	2002	2003	2004	2005	2006	2006
	(Ps. millions)(1)					($ millions)(1)(2)
Income Statement Data:
Mexican FRS:
Net sales	Ps. 25,947	Ps. 25,283	Ps. 25,168	Ps. 25,323	Ps. 26,562	$ 2,457
Cost of sales	18,252	18,047	18,227	18,298	19,282	1,784

Gross profit	7,695	7,236	6,941	7,025	7,280	673
Selling, general and administrative expenses	5,549	5,362	5,383	5,276	5,270	487

Operating income	2,146	1,874	1,558	1,749	2,010	186
Financing result:
Interest expense, net	1,693	1,948	2,123	2,265	2,073	192
Derivative financial instruments				16	325	30
Exchange loss (gain), net	1,685	813	86	(402)	215	20
Gain from monetary position(3)	865	610	748	438	424	39
Total financing cost	2,513	2,151	1,461	1,441	2,189	202
Other expenses (income), net(4)	462	157	143	424	(273)	(25)
Income (loss) before taxes and workers' profit sharing	(829)	(434)	(46)	(116)	94	9
Income and asset tax expense (benefit)	(558)	40	(9)	(502)	215	20
Workers' profit sharing	56	43	124	49	53	5

Net income (loss) from continuing operations before changes in accounting principles	(327)	(517)	(161)	337	(174)	(16)
Net income (loss) from discontinued operations(5)(6)	(86)	62	93	3	(30)	(3)
Gain on sale of discontinued operations(5)	545	0	0	0	463	43
Cumulative effect of changes in accounting principles(11)	0	0	0	(119)	0	0
Net income (loss)(5)(6)	132	(455)	(68)	221	259	24
Net income (loss) of majority interest(5) (6)	(36)	(662)	(303)	53	373	35
Net income (loss) from continuing operations per share	(1.19)	(1.88)	(0.59)	1.23	(0.60)	(0.06)
Net income (loss) from discontinued operations per share(5)(6)	1.67	0.23	0.34	0.01	1.50	0.14
Diluted and basic net income (loss) of majority interest per share(5) (6)	(0.12)	(2.41)	(1.12)	0.19	1.29	0.12

U.S. GAAP(6)(12)(13):
Net sales	Ps. 21,989	Ps. 22,458	Ps. 23,027	Ps. 23,414	Ps. 24,728	$ 2,287
Operating income	887	1,070	697	801	1,473	136
Net loss from continuing operations(6)(12)	(967)	(1,038)	(841)	(176)	(535)	(49)
Net loss(6)(12)	(621)	(809)	(239)	(277)	(71)	(7)
Net income (loss) from continuing operations per share(6)(12)	(3.51)	(3.77)	(3.09)	(0.64)	(1.85)	(0.17)
Net income (loss) from discontinued operations per share(6)(12)	1.26	0.83	2.21	(0.37)	1.60	0.15
Diluted and basic net income (loss) per share(6)(12)	(2.25)	(2.94)	(0.88)	(1.01)	(0.25)	(0.02)

Balance Sheet Data:
Mexican FRS:
Cash and cash equivalents	2,024	1,095	2,730	1,379	1,172	108
Current assets	9,778	8,817	10,225	9,377	8,745	809
Total assets from discontinued operations(5)(6)	2,642	2,490	2,101	1,947	0	0
Total assets	35,554	34,472	33,185	31,476	27,104	2,507
Current liabilities	9,879	8,864	7,839	8,260	4,528	419
Total debt	16,756	16,985	17,241	15,339	12,335	1,141
Total liabilities from discontinued operations(5)(6)	2,164	1,923	1,587	1,348	0	0
Total liabilities	25,323	25,001	24,679	22,717	18,229	1,686
Stockholders' equity(5)(6)	10,231	9,471	8,506	8,759	8,875	821
Minority interest in consolidated subsidiaries(5)(6)	3,204	3,162	2,928	3,006	1,738	161
Majority stockholders' equity(5)(6)	7,027	6,311	5,574	5,753	7,137	660

U.S. GAAP(6)(12)(13):
Total assets	Ps. 33,728	Ps. 33,293	Ps. 32,517	Ps. 29,474	Ps. 25,153	$ 2,326
Total liabilities	25,134	24,939	24,959	22,340	18,574	1,718
Net assets	8,593	8,354	7,558	7,134	6,579	609
Capital stock	7,292	7,292	7,292	7,292	7,356	680
Stockholders' equity	6,551	5,964	5,181	4,735	5,504	509

Other Data:
Mexican FRS:
Capital expenditures	1,088	1,880	1,431	1,061	1,198	111
Depreciation and amortization	2,000	1,947	2,187	1,778	1,722	159

Total shares issued at end of period(7)	324.0	324.0	324.0	324.0	386.9
Total shares held in Stock Option Trust at end of period(7)	24.7	24.7	22.8	22.3	17.6
Total shares held as treasury stock at end of period(7)	23.3	28.2	28.2	28.2	28.3
Total shares issued and outstanding at end of period(7)	276.0	271.1	273.0	273.4	341.0
Average total shares outstanding during period(7)	275.4	275.2	271.8	273.1	289.6

Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(8)	5.70%	4.00%	5.20%	3.30%	4.10%
Peso/dollar exchange rate at the end of period(9)	10.4393	11.2372	11.1495	10.6344	10.8116
Average exchange rate(10)	9.7455	10.8251	11.3091	10.8786	10.9034

(1) Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.8116 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2006.

(3) The gain from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. See "Item 5.Operating and Financial Review and Prospects."

(4) Other expenses (income), net, reflects, among others, (i) impairment of long-lived assets for Ps. 453 million, Ps. 133 million, Ps. 338 million, Ps. 362 million, and Ps. 378 million for the years ended December 31, 2002, 2003, 2004, 2005, and 2006, respectively, (ii) loss (gain) from sale of assets for Ps. 24 million, Ps. 5 million, Ps. 10 million, Ps. 6 million and Ps. (766) million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 respectively, (iii) loss (gain) from the sale of subsidiaries and associated companies in the amount of Ps. (77) million, Ps. (40) million, Ps. (525) million, Ps. 132 million and Ps. (66) million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively, and (iv) restructuring charges for Ps. 80 million, Ps. 93 million, Ps. 256 million, Ps. 320 million and Ps. 59 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively. The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units and are part of an ongoing benefit arrangement. Also, during 2005 the Company recorded a gain of Ps. 442 million, resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust.

(5) On July 3, 2002, we sold our controlling 51% interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as "Vitromatic", our joint venture with Whirlpool Corporation, which we refer to as "Whirlpool," that engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. Our consolidated financial statements and all other financial and statistical data included in this annual report have been restated to reflect Vitromatic as a discontinued operation for 2002, unless otherwise indicated. Therefore, Vitromatic's results of operations are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Financial and statistical data for all periods presented in this annual report do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority interest and (iii) as otherwise specified.

(6) On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. See "Item 4. Information on the Company- Business-Strategic Sales of Non-Core Businesses." Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican FRS is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican FRS on our consolidated balance sheets as of December 31, 2005 as a part of "Current liabilities of discontinued operations" and "Long-term liabilities of discontinued operations". Under U.S. GAAP, Vitrocrisa was not presented as a discontinued operation until 2006 as the divestiture hadn't been approved by our shareholders as of December 31, 2005. Such divestiture was approved at the annual shareholders' meeting held on April 27, 2006. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation.

(7) Millions of shares.

(8) Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.

(9) Based on the Free Exchange Rate at the end of the period.

(10) Calculated using the average of Free Exchange Rates on the last day of each month during the period.

(11) Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10, including the related tax effects resulted in (i) the recognition of a liability of Ps. 131 million; (ii) the recognition of an asset of Ps. 74 million; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 million and; (iv) a credit to the cumulative effect of the change in accounting principle of Ps. 119 million and (v) a credit to financing cost of Ps. 101 million, net of the effect of deferred income tax of Ps. 29 million.

(12) Certain of our subsidiaries have been classified as discontinued operations as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for Mexican FRS purposes as they do not constitute the sale of a significant portion of our business. See note 25 k) to our consolidated financial statements for a description of those subsidiaries.

(13) The Company restated its 2005 U.S. GAAP financial information as a result of an adjustment related to the calculation of its deferred income taxes (see note 25 b).

Dividends per Share

The following table sets forth, for each year in the five year period ended December 31, 2006, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year With Respect to Which Dividend Was Declared	Month Dividend Was Declared	Total Dividend Amount(1)	Dividends per Share	Dividend per Share(2)	Month Dividend Was Paid
		(Ps. millions)	(Pesos)	(Dollars)
2002	March 2003	108	0.36	0.0338	April 2003
2003	March 2004	89	0.30	0.0267	April 2004
2004	March 2005	90	0.30	0.0268	April 2005
2005	April 2006	89	0.30	0.0270	May 2006
2006	March 2007	132	0.37	0.0334	April 2007

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

Item 4. Information on the Company

ORGANIZATIONAL STRUCTURE

The following chart presents the organizational structure of our business units, our principal subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2007.

BUSINESS

Business Overview

Vitro, S.A.B. de C.V. is a corporation with variable capital (sociedad anonima bursatil de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. Our predecessor was incorporated in Mexico in 1909 as Vidriera Monterrey, S.A. de C.V., which we refer to as "Vimosa," and, based on our consolidated net sales of Ps. 26,562 million ($2,457 million) in 2006, we believe that we are the largest manufacturer of flat glass and glass containers in Mexico. Our principal executive offices are located at Ave. Ricardo Margain 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service of process, exclusively for actions brought by the Securities and Exchange Commission, which we refer to as the "SEC," pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. See "Item 4. Information on the Company- Business-Strategic Sales of Non-Core Businesses." Vitrocrisa, which was previously presented as one of our reportable segments is presented as a discontinued operation as its disposition represents the end of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report is presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented on our consolidated balance sheets as a part of "Current liabilities of discontinued operations" and "Long-term liabilities of discontinued operations."

Our consolidated net sales for the year ended December 31, 2006 totaled Ps. 26,562 million ($2,457 million). As of December 31, 2006, our total assets were Ps. 27,104 million ($2,507 million). We have manufacturing facilities in eight countries, distribution centers throughout the Americas and Europe and export our products to over 40 countries. In 2006, 43% and 43% of our consolidated net sales were sales made in Mexico and the United States, respectively.

Our operations are currently organized into two operating business units: the Glass Containers business unit (representing approximately 51% of our consolidated net sales in 2006) and the Flat Glass business unit (representing approximately 48% of our consolidated net sales in 2006).

Our Glass Containers business unit manufactures and distributes soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 13,518 million ($1,250 million) in 2006, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America. The Glass Containers business unit includes (i) Compania Vidriera, S.A. de C.V., which we refer to as "COVISA," our subsidiary that conducts a substantial majority of our glass containers operations in Mexico, (ii) Comegua, our joint venture with London Overseas and Golden Beer which, based on Comegua's net sales of Ps. 1,725 million ($159 million) in 2006, we believe is the largest glass containers producer in Central America (together, London Overseas and Golden Beer each hold 25.15% of Comegua's outstanding shares), (iii) Vitro Packaging, our glass containers distribution subsidiary in the United States, (iv) Vidrio Lux, S.A., which we refer to as "Vilux," our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries, (v) Industria del Alcali, S.A. de C.V., which we refer to as "Alcali," our subsidiary engaged in the manufacturing of soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacturing of glass containers (vi) Comercializadora Alcali, S. de R.L. de C.V., which we refer to as "Comercializadora," our subsidiary engaged in the distribution of the products manufactured by Alcali and (vii) Fabricacion de Maquinas, S.A. de C.V., which we refer to as "FAMA," our subsidiary engaged in the manufacturing of capital goods such as glass forming machines and molds.

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industry. Based on the Flat Glass business unit's net sales of Ps. 12,710 million ($1,176 million) in 2006, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. The Flat Glass business unit also has joint ventures with AFG Industries through Vitro AFG. We have also partnered with groups of individual investors with respect to Cristales Automotrices, Vitro Cristalglass and Vitro Chaves.

Our Flat Glass business unit includes (i) Vitro Vidrio y Cristal, S.A. de C.V., which we refer to as "Vidrio y Cristal," our subsidiary that manufactures and distributes a majority of our raw (float) flat glass products for the Mexican construction industry and to automotive safety glass manufacturers as raw material, (ii) Vitro Automotriz, S.A. de C.V., which we refer to as "VAU," our subsidiary that manufactures a majority of our flat glass products for the Mexican and the United States automotive industry and Distribuidora Nacional de Vidrio, S.A. de C.V., which we refer to as "Dinavisa," our subsidiary that distributes flat glass products for the Mexican automotive glass replacement, which we refer to as "AGR,"industry, (iii) Vitro Flex, S.A. de C.V., which we refer to as "Vitro Flex", (formerly a joint venture with Visteon Inc. ("Visteon") - see Acquisitions below), that is engaged in the manufacturing and distribution of flat glass products for the automotive market, (iv) Vitro AFG, our joint venture with AFG Industries Inc. a subsidiary of Asahi, Inc., which we refer to as "AFG Industries," that is engaged in the manufacturing of raw (float) flat glass products, which are sold on a 50-50 basis to AFG Industries and us and where AFG Industries holds a 50% interest in Vitro AFG, (v) Cristales Automotrices, S.A. de C.V., which we refer to as "Cristales Automotrices," our joint venture with a group of individual investors that own 49% interest in this business unit and that conducts our automotive replacement glass installation business in Mexico City and its surrounding states, (vi) Vitro America, our subsidiary that conducts a substantial majority of our flat glass operations in the United States, (vii) Vitro Cristalglass S.L., which we refer to as "Vitro Cristalglass", our joint venture with a group of individual investors that own 40% interest in this business unit and that is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industry, (viii) Vitro Chaves Industria de Vidrio, S.A., which we refer to as "Vitro Chaves," a joint venture of Vitro Cristalglass with a group of individual investors that own 40% interest in this business unit and that is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry and (ix) Vitro Colombia, S.A., which we refer to as "Vitro Colombia," our subsidiary that conducts our Colombian flat glass operations that is engaged in the manufacturing and distribution of flat glass products for the automotive and construction market.

Acquisitions

On April 20, 2006, our subsidiary, Comegua, announced that in a joint effort with its Central America partners, has completed the acquisition of VIPASA, a glass container company located in Panama for a purchase price of $21 million. We believe VIPASA is the largest and most important glass container manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the Americas. VIPASA's sales in 2005 reached approximately $23 million.

On September 29, 2006, Vitro Plan, Vitro's flat glass division, and Visteon ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon's capital investment. Vitro Plan is now the sole owner of Vitro Flex. Vitro Flex was a joint venture formed in 1979 with Fairlane Holdings ("Fairlane"), a Visteon affiliate. Vitro Flex primarily manufactures tempered and laminated glass for use in Ford vehicles. Fairlane will receive $9.4 million for the 38% stake in Vitro Flex. An initial payment of $2 million was made on September 29, 2006, which will be followed by four annual payments of $1.85 million, starting on September 30, 2007. The transaction will be funded by Vitro Flex with cash from operations. The difference between the transaction value and the book value result in a credit of Ps. 67 registered in the majority stockholders' equity. Vitro Flex together with Vitro Automotriz will now directly manage their relationship with Ford and will serve all Vitro's automotive customers. Under the prior structure, contractual restrictions limited Vitro Flex's ability to use excess capacity for non Ford volumes.

Strategic Sales of Non-Core Businesses

Commencing in 2001, we began a corporate restructuring and recapitalization program focused primarily on the sale of non-productive assets and assets no longer integral to the long-term strategy of our business, with the aim of reducing our overall debt levels. During the period from 2001 through 2006, we concentrated our divestiture efforts on rightsizing our two core businesses, Glass Containers and Flat Glass.

On June 16, 2006, we completed the sale of our 51% ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. We received proceeds of $119 million from this divestiture, comprised of $80 million in cash from the sale of our equity interest, $28 million from the payment of intercompany receivables and $11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of $62 million as of May 31, 2006.

On March 2, 2006, after the required approval of the stockholders meeting on March 1, 2006, we sold our 51% interest in Quimica M, our subsidiary engaged in the manufacture and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields, to Solutia Inc., the other shareholder in Quimica M, for $20 million in cash. In 2005, Quimica M had consolidated net sales of Ps. 621 million ($57 million) and a consolidated operating income of Ps. 62 million ($6 million).

On April 1, 2005, we sold 100% of our interest in Plasticos Bosco, S.A. de C.V. ("Bosco"), which consisted of two subsidiaries engaged in the manufacture and distribution of plastic tubes and disposable thermofoldware and industrial products, to Grupo Convermex, S.A. de C.V., for Ps. 103 million ($10 million) in cash. In 2004, Bosco had consolidated net sales of Ps. 454 million ($42 million) and a consolidated operating loss of Ps. 10 million ($1 million). The consolidated net sales and operating loss of Bosco were Ps. 108 million ($10 million) and Ps. 7 million ($0.6 million), respectively, during the period beginning on January 1, 2005 and ending on April 1, 2005. We recorded a loss for the sale of Bosco of Ps. 132 million ($12 million).

On September 27, 2004, we sold our 50% interest in Vancan, S.A. de C.V. ("Vancan"), our joint venture with Rexam, Inc., engaged in the manufacture and distribution of aluminum containers, to Rexam, Inc. for $22.6 million in cash after certain price adjustments. In 2003, our 50% interest in Vancan had consolidated net sales of Ps. 455 million ($42 million) and a consolidated operating income of Ps. 52 million ($5 million). The consolidated net sales and operating income of our 50% interest in Vancan were Ps. 336 million ($31 million) and Ps. 34 million ($3 million), respectively, during the period beginning on January 1, 2004 and ending on September 30, 2004.

On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V. ("Vitro OCF"), our joint venture with Owens Corning engaged in the manufacture and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash. Pursuant to the terms of the sale, we paid Vitro OCF's and its subsidiaries' bank debt (which was reflected on our consolidated balance sheet) of $22 million immediately prior to the sale. We used the remaining proceeds of the sale received by us at closing to reduce our consolidated indebtedness. The consolidated net sales and operating income of Vitro OCF were Ps. 217 million ($20 million) and Ps. 50 million ($5 million), respectively, during the period beginning on January 1, 2004 and ending on April 2, 2004. In 2003, Vitro OCF had consolidated net sales and operating income of Ps. 788 million ($73 million) and Ps. 193 million ($18 million), respectively. The gain on sale of this component was Ps. 438 million ($41 million). This business was previously included in our Flat Glass reportable segment.

In March 2004, the board of directors of Vitro America authorized management to close all of its distribution and production facilities and to discontinue operations in the northwestern United States. The closing plan included operation of the facilities through June 30, 2004. As of December 31, 2004, all operations at these facilities had ceased. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vimexico, which is included in our Flat Glass reportable segment.

During 2004, the Company's management also decided to close two small facilities (the "PVA facilities") in Mexico dedicated to the manufacture of architectural value-added products. These closures were initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. The amount incurred for these closures was Ps. 21 million ($2 million). The PVA facilities were managed by Vitro Flotado Cubiertas, a subsidiary of Vimexico. This business was previously included in our Flat Glass reportable segment.

On September 10, 2003, we sold 100% of the outstanding shares of ECSA, one of our subsidiaries engaged in the manufacture and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for $18 million, $15 million of which we received at closing and the remainder was paid on May 20, 2005. The net sales and operating income of ECSA were Ps. 158 million ($15 million) and Ps. 10 million ($1 million), respectively, during the period beginning on January 1, 2003 and ending on September 10, 2003. The gain on sale of this component was Ps. 40 million ($4 million). This business was previously included in our Glass Containers reportable segment.

On July 3, 2002, we sold our controlling 51% interest in Vitromatic or the Acros-Whirlpool business unit, our joint venture with Whirlpool, engaged in the production and distribution of household appliances, to Whirlpool for $148.3 million in cash. At the time of the transaction, $67 million of our consolidated debt and $97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by $67 million and $97 million, respectively.

On April 15, 2002, we sold our 51% interest in ASA to Gerresheimer Glass AG for $13.4 million in cash. ASA is engaged in the manufacture of borosilicate glass products for laboratory and pharmaceutical use, such as ampoules, vials and syringes.

On May 21, 2001, we sold our 50% interest in Regioplast, our joint venture with Owens-Illinois, Inc., which we refer to as "Owens-Illinois," engaged in the production and distribution of plastic bottles and caps, including non-refillable closures, for $8 million in cash.

Our Operating Business Units

Our organizational structure, comprised of the Glass Containers and Flat Glass business units, allows us to focus on the needs of the distinct end markets we serve, which results in a diversified revenue base, and enables us to take advantage of our expertise in the efficient production and distribution of high quality glass products.

Business Segment Data

The following table sets forth business segment data for the year ended December 31, 2006 in millions of constant pesos. See note 21 of our consolidated financial statements for business segment data for the years ended December 31, 2004 and 2005.

	Glass Containers	Flat Glass	Corporate & Eliminations	Consolidated	Millions of US dollars, (Convenience Translation)
December 31, 2006
Consolidated net sales	Ps. 13,435	Ps. 12,709	Ps. 418	Ps. 26,562	$ 2,457
Operating income	1,782	375	(147)	2,010	186
Total assets	13,756	10,735	2,613	27,104	2,507
Capital expenditures	861	318	19	1,198	111

The following table sets forth business segment data as percentage of consolidated data.

	Glass Containers	Flat Glass	Corporate & Eliminations	Consolidated

Consolidated net sales	51%	48%	1%	100%
Operating income	89%	18%	(7%)	100%
Total assets	51%	40%	9%	100%
Capital expenditures	72%	27%	1%	100%

Glass Containers

 Our Glass Containers business unit includes:

  COVISA, our subsidiary that conducts a substantial majority of our glass containers operations in Mexico;

  Comegua, our joint venture with London Overseas and Golden Beer, which we believe is the largest glass containers producer in Central America (London Overseas and Golden Beer each hold 25.1% of Comegua's outstanding shares);

  Vitro Packaging, our glass containers distribution subsidiary in the United States;

  Vilux, our subsidiary engaged in the manufacture and distribution of glass containers in Bolivia and neighboring countries;

  Alcali, our subsidiary engaged in the manufacture of soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products;

  Comercializadora Alcali, our subsidiary engaged in the distribution of the products manufactured by Alcali and which leases machinery and equipment to COVISA; and

  FAMA, our subsidiary engaged in the manufacture of capital goods such as glass forming machines and molds.

Based on the Glass Containers business unit's net sales of Ps. 13,518 million($1,250 million) in 2006, we believe it is the largest glass container producer in Mexico and Central America and the third-largest in the world. In 2006, this business unit accounted for 51% of our consolidated net sales. During the same period, 28% of the net sales of the Glass Containers business unit came from exports and 14% came from sales by our foreign subsidiaries that are part of the business unit.

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceuticals and cosmetics industries and has a production capacity of approximately 5,400 tons of glass per day. Its customers include leading companies such as The Coca-Cola Company, Pepsi Cola, Grupo Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty, Estee Lauder, Jafra, Grupo Domecq, Encore Glass, Herdez McCormick, Bruce Foods, Baumer Foods, Grupo Cuervo, Jugos del Valle, Tamazula and Bacardi. In addition, our Glass Containers business unit manufactures and distributes:

  soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products, and capital goods such as glass forming machines and molds.

The Glass Containers business unit operates eight manufacturing facilities in Mexico, three in Central America and one in Bolivia, and has two recycling plants in Mexico. The Glass Containers business unit, which exports to the United States mainly through our subsidiary Vitro Packaging, has five sales offices, two design centers and one distribution center in the United States. The Glass Containers business unit also includes Comegua, our joint venture with London Overseas and Golden Beer. Based on Comegua's net sales of Ps. 1,725 million ($159 million) in 2006, we believe it is the largest glass container producer in Central America.

In April 2006, Comegua acquired VIPASA, a glass container company located in Panama for a purchase price of $21 million. We believe VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceuticals industries in Panama and exports to more than 15 countries in the Americas.

Flat Glass

The Flat Glass business unit is owned 91.8% by Vitro and is comprised of three main businesses: Float Glass manufacturing, Automotive Safety Glass manufacturing and distribution and our International Division, which is primarily focused on the distribution and manufacturing of flat glass products for the construction and architectural industries. The majority of our Flat Glass business unit's operations (approximately 65%) are dedicated to the building products industry, while the remainder of the unit's operations are concentrated in the automotive industry. In 2006, 45% of our Flat Glass business unit's sales derived from the United States, 40% derived from Mexico and 15% derived from other parts of the world.

Based on the Flat Glass business unit's net sales of Ps. 12,710 million ($1,176 million) in 2006, we believe the business unit is the largest flat glass producer in Mexico, the second-largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. In 2006, this business unit accounted for 48% of Vitro's consolidated net sales. During the same period, 19% of the net sales of the Flat Glass business unit came from exports and 56% came from sales by our Flat Glass foreign subsidiaries.

Our Float Glass manufacturing business is conducted through the following subsidiaries:

  Vidrio y Cristal and Vitro Flotado Cubiertas, S.A. de C.V., our subsidiaries that manufacture and distribute a majority of our raw (float) flat glass products for the Mexican construction industry and to automotive safety glass manufacturers as raw material; and

  Vitro AFG, our joint venture with AFG Industries, a subsidiary of Asahi, Inc. that is engaged in the manufacture of raw (float) flat glass products, which are sold on a 50-50 basis to AFG Industries and us, and in which AFG Industries holds a 50% equity interest. One-half of the flat glass produced by this facility (approximately 150,000 tons per year) is sold to each of AFG Industries and us under take-or-pay agreements.

Vidrio y Cristal and Vitro AFG focus on the manufacture, processing and distribution of float glass used as raw material for the construction and automotive industries and have a production capacity of over 625,000 tons of float glass per year, of which 75,000 tons are contributed by our 50% share of Vitro AFG.

In 2006, the Float Glass manufacturing business represented 17% of our Flat Glass business unit's total sales. We believe we are the leading float glass manufacturing business in Mexico on the basis of sales, with a 45% market share in Mexico as of December 31, 2006. Approximately 54% of our Float Glass manufacturing sales derive from the building products industry and approximately 46% derive from the automotive safety glass manufacturing industry. As of December 31, 2006, the Float Glass manufacturing business owned four float glass furnaces (including the Vitro AFG furnace).

At the beginning of April 2006, as part of the business strategy to reduce our reliance on the low-margin construction glass export market and to improve our cash flow through inventory reduction, we decided to shutdown our float furnace in Mexico City. We are evaluating and monitoring market conditions to determine when to reopen the float furnace.

In 2007, AFG Industries initiated discussions proposing the termination of the joint venture, which could lead to the closing of the float glass tank in Mexicali, Mexico owned by Vitro AFG, because of over capacity of float glass production in North America, mainly in the west coast, and the termination of the take-or-pay agreements that provide for each of us and AFG Industries to purchase one half of the flat glass produced by this facility (a total of approximately 150,000 tons per year). The Vitro AFG joint venture represents approximately 0.4% of the consolidated net sales, 1.7% of our operating income and 1.6% of our consolidated total assets. In addition, we and AFG Industries each have outstanding loans to the joint venture of Ps. 148 million ($13.5 million). We are currently exploring various options to resolve the discussions that were initiated by AFG Industires concerning the future of this float glass, and one of them could be the exercise of the options that our joint venture agreement comptemplates. These options provide that each of Vitro and AFG Industries has the right to offer to buy or sell its equity participation in this float glass facility (offering partner) and the other partner (receiving partner) has the right to accept such proposal or to reject the same by way of buying or selling, the offering partner under the same terms of the offer that was submitted by the offering partner. We and AFG Industries have not reached an agreement on any of these options, nor can we predict at this time what the outcome of our discussions with AFG Industries will be.

Our Automotive Safety Glass manufacturing and distribution business is conducted through the following subsidiaries:

  VAU, our subsidiary that manufactures a majority of our flat glass products for the Mexican and the United States' automotive industry;

  Vitro Flex, formerly a joint venture with Visteon, which together with VAU, also manufactures and distributes flat glass products for the automotive industry. See "Item 4, Information of the Company-Business-Acquisitions";

  Dinavisa, our subsidiary that distributes flat glass products for the Mexican and export AGR markets;

  Cristales Automotrices, our joint venture with a group of individual investors that owns a 49% equity interest in this business and operates a part of our AGR installation business, in Mexico City and its surrounding states; and

  Vitrocar, which is engaged in our AGR installation business in Mexico through distribution and installation centers strategically located throughout Mexico.

In 2006, the Automotive Safety Glass manufacturing and distribution business represented 35% of our Flat Glass business unit's total sales, with sales primarily derived from the automotive OEM market in North America. On the basis of volume in pieces, we estimate we are the third-largest automotive safety glass manufacturing and distribution business in North America, with a 16.4% market share as of December 31, 2006.

Based on the number of molding furnaces the business unit currently operates in Mexico, we believe the Automotive Safety Glass manufacturing and distribution business is also a major manufacturer of safety glass products for the automotive OEM and AGR markets in Mexico. Our Automotive Safety Glass manufacturing and distribution business' customer base includes General Motors, Ford Motor Co., DaimlerChrysler, Volkswagen and Nissan.

Our International Division is operated by the following subsidiaries:

  Vitro America, our subsidiary that performs a substantial majority of our flat glass operations in the United States, which derives 85% of its sales from the distribution of construction glass and 15% from the distribution and installation of auto glass;

  Vitro Cristalglass, our joint venture with a group of individual investors that owns a 40% equity interest in this business, and is engaged in the manufacture and distribution of value-added flat glass products for the Spanish, French and Portuguese construction industries, with specialties in value-added glass products and glass for landmark construction projects;

  Vitro Chaves, a joint venture of Vitro Cristalglass with a group of individual investors that owns a 40% equity interest in this business, and is engaged in the manufacture and distribution of glass and glazing products for the Portuguese construction industry; and

  Vitro Colombia, our subsidiary that conducts our Colombian flat glass operations and is primarily engaged in the manufacture and distribution of flat glass products for the automotive industry, with some activity in the construction market.

Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 26 states in the U.S. through 8 fabrication centers, 34 distribution centers and 104 installation centers. A portion of the glass processed by Vitro America is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2006, a majority of Vitro America's glass purchases in terms of volume were supplied from our Flat Glass Mexican subsidiaries.

In Europe, Vitro Cristalglass currently has seven processing facilities and two distribution centers in Barcelona, Spain. Vitro Chaves currently has one processing facility and one distribution center in Lisbon, Portugal.

Our Products

The following table sets forth our principal products, customers and end-users, sales regions and joint venture partners by business line within each of our two business units.

Glass Containers:
Business Line	Products	Customers and End-Users	Sales Regions	Joint Venture Partners
Glass Containers	Soda lime glass containers	Soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries	Mexico, the United States, the Caribbean, Central and South America and Europe	London Overseas and Golden Beer

Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers	Mexico, the United States and South America

Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America

Flat Glass:
Business Line	Products	Customers and End-Users	Sales Regions	Joint Venture Partners
Construction Glass	Float glass, architectural tempered safety glass, insulated glass units, laminated, table tops	Construction industry, furniture manufacturers, distributors and installers	Mexico, the United States, Canada, Europe and Central and South America	Pilkington and AFG Industries

Automotive Glass	Windshields, side laminated glass, rear and side tempered glass	Automotive OEMs, automotive glass replacement (AGR) market, distributors and installers	Mexico, the United States, Canada and Central and South America	Pilkington / Cristales Automotrices

See "Item 5. Operating and Financial Review and Prospects-Results of Operations", "Item 8. Financial Information-Export Sales" and note 21 to our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2004, 2005 and 2006.

Our Operations

Glass Containers Business Unit

Our Glass Containers business unit, which accounted for 51% of our consolidated net sales in 2006, manufactures and distributes soda lime glass containers for the food, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 13,518 million ($1,250 million) in 2006, we believe the Glass Containers business unit is the largest glass containers producer in Mexico and Central America.

As of December 31, 2006, our Glass Containers business unit's total assets were Ps. 13,756 million ($1,272 million). The business unit owns eight manufacturing facilities in Mexico, three in Central America and one in Bolivia. In 2006, our Glass Container business unit's manufacturing facilities in Mexico produced approximately 4,400 tons of glass per day, which we believe represented approximately 85% of the non-captive glass container market in Mexico and approximately 3% of the glass container market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. In Mexico, the Glass Containers business unit has four design centers, one of which specializes in the cosmetics and pharmaceuticals market.

The Glass Containers business unit's business strategy is to consolidate its competitive position and grow regionally and in niche markets. Among the business unit's key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives, its versatile production processes and its vertical integration with respect to raw materials, machinery and molds. The business unit's high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allows it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. The versatility and flexibility of the business unit's production processes are reflected in the business unit's ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including ultraviolet organic paints, "plastishield," adhered ceramic labels and heat transfer labels. In addition, we believe that the location of the business unit's facilities is a competitive strength that has helped us implement our business strategy. The business unit's capacity to produce short runs with a wide variety of colors, shapes and decorations, its innovative designs and its "one-stop shop" concept, which provides its customers with a complete packaging solution, including glass containers, closures, carriers, labels and boxes, also enables it to compete effectively in value-added markets.

Our Glass Containers business unit manufactures glass containers for both high-volume markets and value-added markets. We refer to markets that demand high volumes of standard products at competitive prices as high-volume markets, and we refer to markets that require shorter production runs of highly designed products and involve premium pricing as value-added markets. Recently, the business unit's business strategy has emphasized the introduction of products into value-added markets, in addition to retaining our market share in the Mexican high-volume markets. The specialty nature of the products sold in value-added markets allows the business unit to charge higher per unit prices for these products, resulting in higher margins.

One of our Glass Containers business unit's competitive advantages is its time to market on the product development cycle for glass containers where we have a response time of two weeks for a prototype, which we believe is shorter than the response time of some of the other world-class producers of glass containers. Similarly, the business unit's technological expertise permits the introduction of new products with innovative customized images in order to meet the design requirements of its customers. By providing quality glass containers to its customers, the Glass Containers business unit has developed long-lasting relationships with leading customers such as Grupo Modelo, The Coca-Cola Company, Gerber, Bacardi, Nestle, Avon, Grupo Domecq, Procter & Gamble, Coty, Revlon, Estee Lauder and Jugos del Valle.

Additionally, in January 2007 our Glass Containers business unit signed a three year take-or-pay contract with Grupo Modelo which includes pre-established volumes and a price adjustment formula. In addition, Vitro has been designated Grupo Modelo's preferred third party supplier.

Traditionally, the Glass Containers business unit has had access to technology that we believe is state-of-the-art in the glass containers industry. For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to use the technology provided to us by Owens-Illinois under these technical assistance agreements. Our glass containers labeling capability includes state-of-the-art technology in organic paints. This process, which is called ultraviolet cure, was developed to further our continuous efforts to grow in high-margin niche markets by providing value-added products. We hold the patent for this type of paint, which is more environmentally friendly than similar products in the market due to its organic nature. We have supplied this type of decoration for several years to customers such as The Coca-Cola Company.

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

In Mexico, the business unit has 22 furnaces in six glass container manufacturing facilities (Vidriera Monterrey, Vidriera Mexico, Vidriera los Reyes, Vidriera Queretaro, Vidriera Guadalajara and Vidriera Toluca), each located near a major customer. We estimate that in 2006 the business unit's manufacturing facilities produced approximately 47% of the glass tonnage melting capacity in Mexico, and that we sold 85% of the glass container units on the Mexican non-captive market in 2006.

In accordance with the capital expenditures program, we are relocating the operations of Vidriera Mexico to the Vidrera Toluca facility. In addition, the Glass Containers business unit expects to apply Ps. 865 million ($80 million) of its Ps. 2,054 million ($190 million) estimated budget for capital expenditures in 2007 to expand its production capacity. These production capacity expansions are expected to take place at the Vidriera Monterrey, Vidriera Mexico (in its new location at the Vidriera Toluca facility) and Vidriera Queretaro facilities. These expansions are intended to help satisfy the increased volume of customer demand for our Glass Containers products.

In the United States, the business unit's distributor, Vitro Packaging, has one design center, five sales offices and one distribution center, all strategically located to serve its target markets. In 2006, we believe the business unit's imports into the United States represented approximately 23% of all sales of imported glass containers into the United States, which would make it the largest glass container importer into the United States in terms of sales.

In Central America, Comegua owns three manufacturing facilities, one located in Guatemala one in Costa Rica and one in Panama, with approximately 920 tons per day of melting capacity. Comegua also has a design center located in Guatemala. In Bolivia, the business unit owns and operates a facility with a glass melting capacity of approximately 80 tons per day.

In April 2006, Comegua acquired VIPASA, a glass container company located in Panama for a purchase price of $21 million. VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent.

Mexican Operations

We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit's net sales in 2006. In 2006 the Glass Containers business unit's sales to the Mexican market were Ps. 7,850 million ($726 million). The Glass Containers business unit produces soda lime glass containers at six manufacturing facilities located throughout Mexico and has a production capacity of 4,400 tons of glass per day in Mexico. The business unit's facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and optimizing transportation costs. All of the Glass Containers business unit's facilities in Mexico have obtained ISO 9001 certification. During 2006, these facilities were operating at approximately 98% of their capacity. We also own two cullet-processing plants, which supplies us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.

The Glass Containers business unit's customers include leading companies such as The Coca-Cola Company, Grupo Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty, Grupo Domecq, Revlon and Estee Lauder. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit's customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our "one-stop shop" concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.

Exports and U.S. Operations

Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $343 million in 2006. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, Vitro Packaging, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and to wine and liquor bottlers in the United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. 39% of the Glass Containers business unit's net sales are made outside of Mexico.

Central and South American Operations

Comegua, a joint venture in which we hold a controlling 49.7% interest, is a Panamanian holding company that operates manufacturing facilities in Guatemala and Costa Rica and supplies glass containers to the soft drink, food, beer and wine markets throughout Central America and the Caribbean. Comegua's consolidated net sales in 2006 were Ps. 1,725 million ($159 million).

In April 2006, Comegua acquired VIPASA, a glass container company located in Panama for a purchase price of $21 million. VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent.

We also own 100% of the common stock of Vilux, a company that owns and operates the only glass container manufacturing facility in Bolivia. Vilux's net sales in 2006 were Ps. 106 million ($10 million) .Vilux distributes glass containers for the soft drinks, food, beer, wine and liquor industries throughout Bolivia, southern Peru and northern Argentina.

Raw Materials, Machinery and Molds

Our raw materials operations are carried out by our subsidiary Alcali. Alcali's net sales in 2006 were Ps. 1,191 million ($110 million). Alcali's principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of Alcali's soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Alcali competes in the soda ash sector with the American Natural Soda Ash Corporation ("Ansac"), a United States exporter of natural soda ash. Alcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.

Our machinery and molds operations are conducted through our subsidiary FAMA. FAMA was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of Ps. 570 million ($53 million) for the year ended December 31, 2006. FAMA produces state-of-the-art glass-forming machines for our use. In addition, FAMA produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. FAMA also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, FAMA manufactures annealing lehrs, which are ovens used to anneal glass, for the float and hollow glass industries. FAMA's products are mainly sold to us. FAMA generally competes with major international manufacturers of machinery and equipment for the glass industry.

Competition

Although based on the business unit's net sales in 2006 of Ps. 13,518 million ($1,250 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers. The Glass Containers business unit in Mexico also competes with alternative forms of packaging, including metal, plastic, paper and aseptic containers. In the soft drinks industry, the Glass Containers business unit has faced increasing competition from polyethylene therephtalate containers ("PET"), as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drinks and food containers from glass to PET has continued, albeit at a slower rate in recent years. In response to the trend in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service. In 2006 for the second time since 1997 the returnable soft drinks market increased versus previous year, and our overall sales in the Mexican soft drinks market increase 3% versus 2005.

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

Flat Glass Business Unit

Flat Glass accounted for 48% of our consolidated net sales in 2006. In 2006, the Flat Glass business unit's net sales were Ps. 12,710 million ($1,176 million) and its export sales were $212 million. During 2006, 19% of the business unit's net sales were derived from export sales and 56% were derived from its foreign subsidiaries.

The Flat Glass business unit's holding company is Vimexico. The Flat Glass business unit began operations in Mexico in 1936. Since 1965 and prior to the merger of Vitro Plan with Vimexico, Vitro Plan was jointly owned by Vitro (65%) and Pilkington (35%). On December 11, 2006, Vitro Plan was merged with Vimexico, and as a result, the surviving entity is now jointly owned by Vitro (91.8%) and Pilkington (8.2)%.

The business unit's customer base includes several large distributors and installers in the construction industry in Mexico and abroad, several automotive manufacturers such as General Motors, Ford Motor Co., DaimlerChrysler, Volkswagen and Nissan, several large furniture manufacturers, and distributors and installers in the automotive replacement industry.

As of December 31, 2006, the Flat Glass business unit's total assets were Ps. 10,735 million ($993 million). The business unit owns over 250 operating centers, including four float glass furnaces and four automotive safety glass processing facilities in Mexico, eight fabrication facilities in the United States, seven processing facilities in Spain and one in Portugal. We believe our float glass capacity represented 57% of the float glass produced in Mexico and 3% of the total installed capacity in the NAFTA region.

The Flat Glass business unit's strategy is to:

  reduce costs and enhance operating efficiencies;

  improve cash flow and optimizate of asset use;

  protect and increase our market share in the Mexican market for construction glass, reducing our reliance on the export market;

  maintain its leading position and growth trend in the OEM glass business through increasing participation with the Asian car manufacturers;

  consolidate and grow North American leadership of laminated window products for the OEMs and other value-added products;

  diversify client portfolio;

  increase fabrication of value-added products in the United States and Mexico;

  increase European presence through Vitro Cristalglass; and

  leverage the "Vitro" brand name.

For the construction market, we launched a preferred client network, Vitromart, which consists of 216 of the business unit's largest distributors of flat glass for the construction industry. Additionally our Flat Glass business unit's strategy has emphasized production-retail integration for the Mexican auto glass replacement market. Vitrocar is the biggest automotive glass-replacement installation chain in Mexico. Vitrocar operates 173 installation centers throughout Mexico, of which 58 are owned by us in whole or in part and 115 are franchised. Vitrocar has agreements with the main insurance companies operating in Mexico in order to provide a complete service to such companies' clients.

Mexican Operations

We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit's net sales in Mexico in 2006. The business unit maintains seven distribution centers throughout Mexico where construction customers or automotive customers can access information about the availability of products on a real-time basis. 44% of Flat Glass sales are from the Mexican Operations out of which Ps. 3,151 million ($291 million) are done in Mexico and $212 million are exports. The majority of these export sales are made to automotive OEMs in the United States. The principal product that Vidrio y Cristal and Vitro AFG produce and distribute is float glass for the construction industry, principally for commercial and residential uses, as well as raw material for the automotive safety glass producers. Vidrio y Cristal also produces tabletops and coated glass. For the Mexican automotive industry, VAU and Vitro Flex produce safety glass products such as windshields, side and back lites, rear quarters and sunroofs.

Vidrio y Cristal operates three float glass furnaces, two near Monterrey, Mexico and one in Mexico City, Mexico (currently not operating). Additionally we also operate one float glass furnace in Mexicali, Mexico, through Vitro AFG. Our total production capacity of float glass is over 625,000 tons per year, of which 75,000 tons are contributed by our share of Vitro AFG. Products at these facilities are manufactured using the float method, which involves pouring molten glass over a molten tin bath. During 2006, the float glass facilities were operating at 94% of their capacity (not including the unused capacity of the Mexico City float glass furnace). See "Item 4. Information on the Company-Business-Our Property, Plant and Equipment." All but one of Vidrio y Cristal's and Vitro AFG's facilities have obtained ISO 9001 Certification.

Vidrio y Cristal and Vitro AFG sell raw glass to builders, glass installers and distributors in the construction segment and a small proportion to the automotive safety glass producers as raw material. Vidrio y Cristal's sales force markets its construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers. This subsidiary has designated commercial executives to serve as individualized customer service representatives for the business unit's principal purchasers of construction products.

 For the production of automotive safety glass, VAU and Vitro Flex, now operating together, operate four processing facilities in Mexico for the automotive OEM market and the automotive glass replacement (AGR) market. Sales are made directly to automotive OEMs in Mexico and the United States, while the automotive glass replacement (AGR) market is serviced through the business unit's distribution centers throughout Mexico, independent distributors and installers and our Vitrocar installation stores, which include our wholly owned stores, the Cristales Automotrices JV and our franchise network. Ford Motor Co. is the largest end customer of the business unit's automotive safety glass products, which purchases these products for use in Ford Motor Co.'s assembly plants in Mexico and the United States and to serve the AGR market through the Carlite brand. In addition, VAU and Vitro Flex sell automotive safety glass products to automobile manufacturers in Mexico, United States and other markets; main clients include GM, Ford, Chrysler, Nissan and Freightliner.

In order to better serve their customers, VAU and Vitro Flex have established account plans for automotive OEMs. OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.

United States Operations

The United States operations of the Flat Glass business unit are conducted through Vitro America, which, based on its consolidated net sales in 2006, is one of the largest distributors of flat glass products in the United States. In 2006, Vitro America had consolidated net sales of $526 million, of which 85% were to the construction industry and 15% were to the automotive replacement market.

Vitro America purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated, mirrors and other products. The majority of the purchases of flat glass, in terms of volume, of Vitro America in 2006 related to products manufactured by our Mexican subsidiaries and the remainder related to products purchased from third parties. These products are sold directly to distributors as well as to end-buyers through Vitro America's own distribution centers and retail shops. Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit's manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries. Vitro America also distributes to the United States automotive replacement market a full line of automotive glass products, including windshields and side and back windows for American and foreign cars and trucks.

Vitro America operates 8 fabrication facilities, 34 distribution centers and 104 installation centers in the United States. Vitro America sells its construction products to builders and glass installers, who use its products in industrial and commercial projects such as skyscrapers and other buildings, through its own distribution network and retail stores. Vitro America sells its automotive products to the replacement market through its own distribution network and retail stores.

European Operations

The Flat Glass business unit competes in the European flat glass construction market through Vitro Cristalglass and Vitro Chaves, mainly with value added products. Vitro Cristalglass processes and distributes double glass, laminated glass and tempered glass mainly for the Spanish, French and Portuguese market. Vitro Cristalglass operates with seven insulated glass manufacturing centers and one distribution center, located in Barcelona. Additionally, Vitro Cristalglass has the biggest semi-finished manufacturing process center of Spain located in Ponferrada. Vitro Chaves manufactures and distributes insulated and laminated glass products in Portugal with their main facility located in Chaves (north of Portugal) and a distribution center located in Lisbon. In 2006, Vitro Cristalglass and Vitro Chaves had consolidated net sales of Ps. 1,752 million ($162 million) and Ps. 280 million ($25.9 million), respectively. Most of the sales of Vitro Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders and distributors by Vitro Cristalglass' own sales force. Vitro Chaves' main products are insulated and laminated glass for the construction industry, which are distributed through its own and Vitro Cristalglass' distribution network.

Central and South American Operations

Through its Colombian subsidiary, Vitro Colombia, and, to a lesser extent, through its subsidiaries in Venezuela, Ecuador and Panama, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Vitro Colombia has one processing facility which is located in Colombia. In 2006, Vitro Colombia and its subsidiaries had consolidated net sales of Ps. 314 million ($29 million). Vitro Colombia is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. Vitro Colombia markets its products through a network of independent distributors to small- and medium-sized builders.

Competition

In Mexico, Vidrio y Cristal faces competition in the construction industry mainly from Compagnie de Saint Gobain ("Saint Gobain"), Guardian Industries Corporation ("Guardian"), and from imports of glass products. Guardian, which since 1999 has competed with our Flat Glass business unit as an importer of raw flat glass products, completed the construction of a float glass furnace in Queretaro in 2004, which is estimated to produce 200,000 tons of float glass per year. The local competition of Vidrio y Cristal competes primarily on price, service and quality. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-We continue to experience competition from our global competitors and vertically integrated customers."

With respect to automotive safety glass, the business unit's principal competition includes Saint Gobain, PPG Industries, AGC Automotive, Pilkington and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.

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

In Europe, Vitro Cristalglass, as an Insulated Glass Manufacturer, faces competition with regional competitors and integrated competitors like Saint Gobain. In Central and South America, its main competitors are Guardian, Pilkington and Saint Gobain.

Our Raw Materials

Soda Ash, Sand and Feldspar

The most important raw materials we utilize are soda ash, which we largely purchase from Ansac; silica sand and feldspar. In 2005, we entered into a five-year supply agreement with Unimin Corporation ("Unimin"), whereby we have committed to purchase, and certain of Unimin's subsidiaries are committed to sell, our requirements of silica sand and feldspar at the current market prices. Alcali has, to a large extent, the production capacity to supply the soda ash required by our glass making operations in Mexico. To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that produced by Unimin or by Ansac and Alcali, such companies may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.

Energy

Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year "take-or-pay" power purchase agreement with Tractebel Energia, S. de R.L. de C.V. ("Tractebel Energia"). This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

Fuel

The percentage of estimated fuel consumption hedged can vary from 10% to 100%. The percentage of consumption hedged and the hedged prices change constantly according to market conditions based on the Company's needs and to the use of alternative fuels within its production processes. As of December 31, 2006, the Company had hedges equivalent to 57% of estimated natural gas consumption for 2007.

In order to protect against the volatility of natural gas prices, as of December 31, 2006, we had hedges on the price of natural gas for 12.7 million MMBTUs or 57% of our estimated consumption needs in Mexico for the remainder of the year ending December 31, 2007. The hedges were entered into with Petroleos Mexicanos ("Pemex") and Cargill and entitle us to purchase gas at an average price of $6.72 per MMBTU. As of May 31, 2007, the closing price of natural gas on the New York Mercantile Exchange was $7.94 per MMBTU. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Natural Gas Price Risk." We have never suffered a material interruption in our natural gas supply from Pemex.

Our Capital Expenditures

Our capital expenditures program is currently focused on technological upgrades to and maintenance of, our manufacturing facilities. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations.

The following table sets forth, for the periods presented, our capital expenditures by business unit. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2006.

	Year ended on December 31,
Business Unit	2004	2005	2006
	(Ps. millions)
Glass Containers	Ps. 715	Ps. 598	Ps. 861
Flat Glass	591	446	318
Corporate and other	125	17	19
Total	Ps. 1,431	Ps. 1,061	Ps. 1,198

During 2007, we expect to make capital expenditures in the range of Ps. 2,487 million ($230 million) as follows:

  Our Glass Containers Business Unit expects to make capital expenditures of Ps. 2,054 million ($190 million), of which Ps. 1,189 million ($110 million) will be used to provide needed maintenance to certain of our furnaces and to the relocation of our Vidriera Mexico operation to the Vidriera Toluca facility. The remaining Ps. 865 million ($80 million) will be applied to expand production capacity. The production capacity expansion would take place within the Vidriera Monterrey, Vidriera Mexico (in its new location at the Vidriera Toluca premises), and Vidriera Queretaro facilities.

  Our Flat Glass Business Unit expects to make capital expenditures of Ps. 432 million ($40 million), of which Ps. 216 million ($20 million) will be used by its foreign subsidiaries and the other Ps. 216 million ($20 million) will be used by its Mexican subsidiaries.

We expect to finance the capital expenditures discussed above with cash flow generated by our operations and with current cash on hand.

See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources", for a discussion of our principal capital expenditures during the last three full fiscal years.

Genesis Project

During 2006, we invested approximately Ps. 137 million ($12.7 million) related to the implementation of the Genesis Project. During 2007 and 2008, we expect to invest approximately Ps. 81 million ($7.5 million) and Ps. 72 million ($7.2 million), respectively, for a total investment of approximately Ps. 297 million ($27.5 million) for the implementation of the Phase I of the Genesis Project. The majority of the cost of the Genesis Project is being capitalized and will be amortized over the expected useful life of the asset. See "Item 3. Key Information-Recent Developments-Genesis Project."

Our Property, Plant and Equipment

All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2006, the net book value of land and buildings, machinery and equipment and construction in progress was Ps. 15,659 million ($1,448 million), of which Ps. 13,318 million ($1,232 million) represented assets located in Mexico; Ps. 268 million ($25 million) represented assets located in the United States; Ps. 1,613 million ($149 million) represented assets located in Central and South America; and Ps. 460 million ($42 million) represented assets located in Europe.

Our principal executive offices are located in the Monterrey, Mexico area. We own and operate 37 manufacturing facilities worldwide, of which our float glass furnaces are our largest facilities. Our subsidiary Comegua has granted a mortgage on one of its furnaces, and our subsidiary Vitro Cristalglass has granted a mortgage on one of its facilities.

The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit's principal manufacturing facilities.

Business Unit		Average Capacity Utilization(1) as of December 31, 2005	Average Capacity Utilization(2) as of December 31, 2006	Number of Facilities by City or Country
Glass Containers		99%	98%	Monterrey(3) Guadalajara Mexico City(2) Queretaro Toluca Costa Rica Guatemala Panama Bolivia

Flat Glass	Float Furnaces (3) (4)	101%	94%	Monterrey(4) Mexico City(3) Mexicali United States(8) Colombia Spain(7) Portugal
	Automotive Facilities	87%	79%

(1) Average for the twelve-month period ended December 31, 2005.

(2) Average for the twelve-month period ended December 31, 2006.

(3) This capacity utilization was calculated on the basis of the facilities that are currently operating. Taking into account the effect of the shutdown of the furnace, located in Mexico City, the capacity utilization was 74% for 2006. See "Item 4. Information on the Company-Business-Flat Glass Business Unit."

(4) Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated based on a certain number of changes in glass color and thickness, determined by historical averages.

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

See "Item 4. Information on the Company-Our Capital Expenditures" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures" for a discussion of our capital expenditures.

Environmental Matters

Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The primary federal environmental law is the Ley General de Equilibrio Ecologico y la Proteccion al Ambiente ("LGEEPA" or the General Ecological and Environmental Protection Law) pursuant to which regulations have been promulgated concerning air pollution, noise pollution, environmental impact assessments, environmental audits and hazardous wastes and substances. LGEEPA sets forth the legal framework applicable to the generation and handling of hazardous wastes and substances, the release of contaminants into the air, soil and water, as well as the environmental impact assessment procedure. The Ley de Aguas Nacionales (National Water Law) and regulations thereunder govern the prevention and control of water pollution.

The Ley General para la Prevencion y Gestion Integral de los Residuos (General Law for the Prevention and Integrated Management of Waste) regulates the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes. The Mexican federal government has established a public registry where federally regulated emission sources report their air and water emissions, as well as information on the generation, handling, transportation and disposal of hazardous substances.

In addition to the foregoing, Normas Oficiales Mexicanas (Mexican Official Standards), which are technical standards issued by regulatory authorities pursuant to the Ley General de Metrologia y Normalizacion (General Law of Metrology and Normalization) and other laws that include the aforementioned environmental laws, establish standards relating to air emissions (including air emissions for glass manufacturing operations), waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others.

The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of Environment and Natural Resources), which we refer to as "SEMARNAT". An agency of SEMARNAT, the Procuraduria Federal de Proteccion al Ambiente (Federal Environmental Protection Agency), which we refer to as "PROFEPA", has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring administrative, civil and criminal proceedings against companies and individuals that violate environmental laws, regulations and Mexican Official Standards and has the authority to impose a variety of sanctions. These sanctions may include, among others, monetary fines, revocation of authorizations, concessions, licenses, permits or registries, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities.

Additionally, as part of its inspection authority, PROFEPA is entitled to periodically inspect the facilities of companies whose activities are regulated by the Mexican environmental legislation and verify compliance therewith. Furthermore, in special situations or certain areas where federal jurisdiction is not applicable or appropriate, the state and municipal authorities can administer and enforce certain environmental regulations of their respective jurisdictions.

In 1998, our subsidiaries initiated a voluntary environmental auditing program implemented by PROFEPA. This program entails PROFEPA-approved auditors conducting environmental audits of the relevant facilities to determine if such facilities comply with applicable Mexican environmental laws. Once an audit is completed, the auditor issues a report of findings and recommendations, which must be delivered to PROFEPA. The audited facility thereafter enters into an agreement with PROFEPA on an action plan to be undertaken, pursuant to which, after being implemented to PROFEPA's satisfaction, the audited entity receives the Industria Limpia ("Clean Industry") certificate. The Clean Industry certificate is valid for two years and may be extended at the request of the audited entity, provided that an auditor reaudits and certifies that the relevant facility operates pursuant to the Clean Industry certificate that was previously granted. Obtaining this certificate implies that the audited facility is in compliance with applicable Mexican environmental laws at the time of receipt of the certificate.

A PROFEPA-approved independent auditor has completed environmental audits at all 16 of our facilities in Mexico. Fifteen of these facilities have already obtained the Clean Industry certificate, and the remaining facility has satisfied all necessary conditions and made the required changes for such certification. We are in the process to obtain the certification for the remainig uncertified facility.

Our foreign operations are subject to federal, state and local laws relating to the protection of the environment of the country in which such operations are conducted. From time to time, we conduct environmental assessments of our foreign operations, some of which are currently underway, to determine whether we are in compliance with applicable foreign environmental laws. We expect to spend approximately $1 million in capital expenditures over the next two years to comply with these and other environmental regulations as they become effective or are modified. We may, however, incur amounts greater than currently estimated due to changes in law and other factors beyond our control. Although there can be no assurance, we do not believe that continued compliance with Mexican and foreign environmental laws applicable to our operations will have a material adverse effect on our financial position or results of operations.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements for the year ended December 31, 2006 provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in "Item 3. Key Information-Risk Factors" and the other matters set forth in this annual report. See "Forward-Looking Statements."

OPERATING RESULTS

Factors Affecting Our Results of Operations

Our statement of operations is affected by, among other factors, (i) the level of demand for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, (iii) the relationship between the peso and the U.S. dollar, (iv) financing costs, which are incurred in both pesos and U.S. dollars and (v) increased competition in our domestic market and abroad. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-Difficult market conditions in the automotive industry may affect our operating margins and results of operations," "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us," "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations," "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-Changes in the relative value of the peso to the U.S. dollar and the Euro may have an adverse effect on us," "Item 3. Key Information- Risk Factors-Risk Factors Relating to Us-Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost," "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-We may be adversely affected by increases in interest rates," and "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-Substitution trends in the glass container industry may continue to adversely affect our business."

Trend Information

Stronger growth in the Mexican and U.S. economies had a positive impact on our sales in 2006. Although the Mexican and U.S. economies continued to grow in the first quarter of 2007, we cannot predict how those economies will continue to perform. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-Downturns in the economies in which we operate or in other emerging markets may negatively affect the demand for our products and our results of operations" and "Item 3. Key Information- Risk Factors-Risk Factors Relating to Mexico-Economic developments in Mexico and the United States affect our business."

Our Glass Containers business unit performed extremely well in 2006, with a record year in terms of sales. Domestic sales have been driven by increased volumes across all business lines. Higher sales in the beer, food, wine, and liquor, cosmetics, fragrances and toiletries ("CFT") business lines compensated for marginal lower sales in the soft-drink business line. Export sales continue to benefit from an increase in volumes as well as a better product mix at both the CFT and wine and liquor business lines. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us."

Sales at our Flat Glass Business unit decreased mainly as a result of lower sales volume in both the automotive and domestic construction business lines, which were partially offset by a better product mix. In the automotive business line, marginal lower sales were the result of reduced volumes in the auto glass replacement market, which were partially offset by increased volumes due to new platforms for the OEM market awarded to us in 2005, for which production began in 2006. However, the North American automotive industry is experiencing one of its worst crises in recent years. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Us-Difficult market conditions in the automotive industry may affect our operating margins and results of operations." As a result, our sales to automobile manufacturers could lead to additional price pressures and a loss of sales volumes. At the same time, this business unit has shown some price stability in recent months in its Mexican construction glass markets, where in the past we experienced the greatest pricing pressures. Although these pricing pressures have receded to some extent, we cannot anticipate how the prices will fluctuate in the future. In the first quarter of 2007, higher construction-related export sales partially offset lower domestic construction-related volumes. In addition, automotive sales decreased driven by lower domestic and export OEM volumes due to a slowdown in purchases from one of our main clients, the available capacity was used to supply both the domestic and export AGR markets. This effect was partially compensated by the solid upward trend from the Flat Glass' foreign subsidiaries (Vitro America, Vitro Colombia and Vitro Cristalglass).

The increase in the price of certain of our raw materials, in particular natural gas, could have a negative impact on our results of operations. NYMEX natural gas prices have increased from an average price of $3.22 per MMBTU during 2002 to an average price of $7.23 per MMBTU during 2006, representing an increase of 125%. Furthermore, as the price of natural gas has significantly increased in recent years, we have not been able to raise our products' prices to fully reflect these increases, which in turn have adversely affected our results of operations and liquidity.

Economic Developments in Mexico and the United States Affect our Business

A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States. Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.

2006 was a year of moderate global economic growth. The economies of Mexico and the United States-our two biggest markets-recorded actual GDP growth in 2006 of 4.7% and 3.3%, respectively, compared with growth of 3.0% and 3.2%, respectively, in 2005. Mexico's economic growth was mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, largely due to Mexico's lack of progress on structural reforms. Over the past few years, Mexico's rate of inflation has remained low, amounting to 3.3% in 2005 and 4.05% in 2006.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2004, 2005 and 2006, 44%, 42%, and 43%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico.

While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government's continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico's economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico's economy and its industrial sector. These factors include (i) the extent of the U.S. economic recovery and the participation of Mexico's industrial sector in that recovery and (ii) the Mexican government's approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas. In spite of these political and economic dynamics, we will continue to focus on the factors within our control and position ourselves to take full advantage of new market opportunities.

Inflation and Foreign Currency Exchange Rate Fluctuations

The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates:

	For the Year Ended December 31,
	2004	2005	2006
Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)	(0.8%)	(4.6%)	1.7%
Mexican inflation (based on changes in INPC) (1)	5.2%	3.3%	4.1%
U.S. inflation (based on changes in Consumer Price Index)(2)	3.3%	3.5%	2.5%
Inflation differential (Mexican vs. U.S.)(1)(2)(3)	1.8%	(0.2%)	1.6%
Real peso devaluation (appreciation) relative to the U.S. dollar(4)	(2.6%)	(4.5%)	0.1%
Free Exchange Rate as of year end(1)	Ps.11.1495	Ps.10.6344	Ps.10.8116
Mexican GDP growth rate(5)	4.2%	3.0%	4.7%
Exchange rate euro per peso as of year end(6)	Ps.15.0941	Ps.12.5932	Ps.14.2680

(1) Source: Banco de Mexico.

(2) Source: U.S. Bureau of Labor Statistics.

(3) Compounded.

(4) Peso devaluation (appreciation) in real terms = -((Nominal peso devaluation +1) / (Inflation differential + 1))-1.

(5) Source: Instituto Nacional de Estadistica, Geografia e Informatica.

(6) Source: Federal Reserve Bank of New York-Noon Buying Rates as to euro-to-dollar exchange rate and Banco de Mexico as to dollar-to-peso exchange rate.

Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins

Changes in the relative value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase in our operating margins and a real appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our cost of goods sold and our selling, general and administrative expenses denominated in or affected by U.S. dollars.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses and capital goods, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using INPC, as of the date of the most recent balance sheet included in those financial statements. As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in 2003 and 2006, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and selling, general and administrative expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins, at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. For the year ended December 31, 2005, the appreciation of the peso in real terms had an adverse effect on our operating margins and, while the peso did not appreciate in the year ended December 31, 2006, it may appreciate again in the future, potentially resulting in an adverse effect on our operating margins. Sales of products manufactured, processed or sold by us outside Mexico (principally by Vitro America, Vitro Packaging, Comegua, and Vitro Cristalglass), as well as such subsidiaries' expenses, are restated during a financial reporting period by adjusting such amount for the inflation observed in the country in which the subsidiary operates and then translated into pesos at the exchange rate in effect at the end of the period. Since such subsidiaries' revenues and expenses are generally both earned and incurred in the same currency, the devaluation or appreciation of the peso has a much more limited effect on the operating margins of such subsidiaries. However, profits, as reported in real peso terms, are substantially impacted by the devaluation or appreciation of the peso relative to the appropriate currency.

Effect of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Financing Cost

Our total financing cost includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities, (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iv) since 2005, due to the implementation of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," of MIPA, gains or losses related to hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short- and long-term debt and off-balance sheet financings, minus the nominal amount of interest income generated by us with respect to our monetary assets.

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

Our total financing cost is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively. Accordingly, in 2006, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004 and 2005. In 2004, with the unwinding of certain currency exchange swaps in May 2004, we recorded a net exchange loss.

Results of Operations

On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. Vitrocrisa, which was previously presented as one of our reportable segments is presented as discontinued operation as its disposition represents the end of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation.

The following table sets forth, for the periods presented, selected items of our consolidated statement of operations calculated as a percentage of our consolidated net sales.

	For the year ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	72.4	72.3	72.6
Gross profit	27.6	27.7	27.4
General, administrative and selling expenses	21.4	20.9	19.8
Operating income	6.2	6.9	7.6
Total financing cost	5.8	5.7	8.2
Net income (loss)	(0.3)	0.8	1.0

The following table sets forth, for the periods presented, the consolidated net sales, export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales, export sales and operating income (after corporate and other eliminations) of each of our business units. The following table does not include the results of discontinued operations. Peso amounts set forth in the following table have been restated in millions of constant pesos as of December 31, 2006.

	For the year ended December 31,
	2004		2005		2006		2006
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	(Ps. millions, except for percentages)						($ millions)(1)
Net sales
Glass Containers	Ps. 11,317	45%	Ps. 12,002	48%	Ps. 13,518	52%	$ 1,250
Flat Glass	13,293	53%	12,960	51%	12,710	48%	1,176
Corporate and other eliminations	558	2%	361	1%	334	1%	31
Consolidated net sales	Ps. 25,168	100%	Ps. 25,323	100%	Ps. 26,562	100%	$ 2,457

	($ millions, except for percentages)
Export sales
Glass Containers	$ 266	47%	$ 290	49%	$ 344	62%
Flat Glass	294	52%	298	51%	212	38%
Other(2)	2	0%
Consolidated export sales	$ 562	100%	$ 588	100%	$ 556	100%

	(Ps. millions, except for percentages)						($ millions)(1)
Operating income (loss)
Glass Containers	Ps. 841	54%	Ps. 1,277	73%	Ps. 1,782	89%	$ 165
Flat Glass	901	58%	474	27%	375	19%	35
Corporate and other eliminations	(184)	(12)%	(2)	0%	(147)	(7)%	(14)
Consolidated operating income	Ps. 1,558	100%	Ps. 1,749	100%	Ps. 2,010	100%	$ 186

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.8116 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2006.

(2) Other is comprised by Bosco which we sold on April 1, 2005, which was previously included in our Glassware reportable segment.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales

Our consolidated net sales increased 5.0% to Ps. 26,562 million ($2,457 million) for the year ended December 31, 2006 from Ps. 25,323 million ($2,342 million) for the year ended December 31, 2005. During the year ended December 31, 2006, domestic and foreign subsidiaries' sales grew 8.7% and 11.1%, respectively year-over-year, as a result of strong sales volumes at the Flat Glass and Glass Containers business units.

 For the year ended December 31, 2006, our consolidated export sales were $556 million (Ps. 6,127 million), a decrease of 5.4% when compared to $588 million (Ps.6,710 million) for the year ended December 31, 2005. The decrease in exports is mainly due to lower AGR and construction-related sales, as we plan to temporarily exit this export market. Our export sales represented 23.1% of our consolidated net sales for the year ended December 31, 2006.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 13% to Ps. 13,518 million ($1,250 million) for the year ended December 31, 2006 from Ps. 12,002 million ($1,110 million) for the year ended December 31, 2005. Strong volumes across all business lines in the domestic market continued to be the main driver behind the 7.9% increase year-over-year. In particular, sales volume of beverage containers including beer, wine, liquor and CFT were the largest contributors to the increase.

Export sales grew 18.3% year-over-year due to a strong rise in sales volumes at the CFT business line as a result of increased demand in the South American and European markets and larger volumes coupled with an improved price mix at the wine and liquor business line.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were Ps. 12,710 million ($1,176 million) for the year ended December 31, 2006, a decrease of 1.9% when compared to Ps. 12,960 million ($1,199 million) for the year ended December 31, 2005, due primarily to a decrease in export sales. This decrease was partially offset by an increase in domestic sales of 14.4% year-over-year, mainly as a result of higher automotive and construction-related sales. In addition, construction-related sales volume increased 12% year-over-year.

Export sales decreased 30.3% year-over-year due to lower AGR and construction-related sales, as we plan to temporarily exit this lower margin export market and focus our efforts on domestic sales. The reduction in AGR export sales was driven by a decrease in volume as capacity was used to supply the OEM market, although this effect was partially offset by an improved product mix. Construction-related export sales decreased as we continued to focus on the Mexican market. Automotive sales decreased 2.1% year-over-year, driven by lower sales volume in the AGR market. This effect was partially offset by the success of current OEM platforms.

Sales from foreign subsidiaries continued an upward trend, increasing 5.9% year-over-year to $662 million from $625 million. Sales at Vitro America rose 2.8% as a result of increased construction-related volumes. Sales at Vitro Colombia rose 1.2% while Vitro Cristalglass' sales rose 8.3% driven by incremental large-scale contracts coupled with an improved product mix.

Operating Income

Our consolidated operating income increased 14.9% to Ps. 2,010 million ($186 million) for the year ended December 31, 2006 from Ps. 1,749 million ($162 million) for the year ended December 31, 2005, mainly due to increased sales and production efficiencies in our Glass Containers business unit.

Glass Containers Business Unit

Operating income of our Glass Containers business unit increased 39.5% to Ps. 1,782 million ($165 million) for the year ended December 31, 2006 from Ps. 1,277 million ($118 million) for the year ended December 31, 2005. Growth in operating income was driven by higher sales volume, a better product mix due to unseasonably high demand for glass containers and improved production efficiencies which optimized fixed cost absorption. These factors more than offset higher maintenance costs associated with the utilization of all our furnaces to meet this demand, as well as higher energy costs. Additionally, all furnaces were ignited in the first quarter of 2006, compared to the second quarter of 2005. This had a positive effect on our operating income.

Flat Glass Business Unit

Operating income of our Flat Glass business unit was Ps. 375 million ($35 million) for the year ended December 31, 2006, a decrease of 20.8% when compared to Ps. 474 million ($44 million) for the year ended December 31, 2005. This decrease was due to the temporary shutdown of the furnace located in Mexico City. Higher volumes in domestic construction and value-added automotive OEM products helped offset the decrease. Vitro America and Vitro Cristalglass also continued to generate strong operating income, with increases 36.3% and 53.2%, respectively.

Total Financing Result

Our total financing result increased 52% from Ps. 1,441 million ($133 million) for the year ended December 31, 2005 to Ps. 2,189 million ($202 million) for the year ended December 31, 2006. This increase was primarily due to a non-cash foreign-exchange loss of Ps. 215 million ($20 million) during the year ended December 31, 2006 compared to a non-cash foreign-exchange gain of Ps. 402 million ($37 million) in the year ended December 31, 2005, resulting from a depreciation of the peso by 1.7% during the year ended December 31, 2006, compared with a 4.6% appreciation in the year ended December 31, 2005. Additionally, an increase in other financial expenses driven mainly by the negative effect of derivative transactions, which increased from a charge of Ps. 16 million ($1 million) for the year ended December 31, 2005 to Ps. 325 million ($30 million) for the year ended December 31, 2006, which more than offset a 9.4% reduction in interest expense.

Other (Income) Expenses, Net

Other expenses, net decreased Ps. 697 million ($64 million) to a gain of Ps. (273) million ($(25) million) for the year ended December 31, 2006 from a loss of Ps. 424 million ($39 million) for the year ended December 31, 2005, mainly due to (i) the gain from sale of long-lived assets of Ps. (766) million ($(71) million); (ii) the gain from sale of other subsidiaries of Ps. (66) million ($(6) million) (see "Item 4. Information on the Company-Business-Strategic Sale of Non-Core Businesses."), compared to a loss of Ps. 132 million ($12 million) in 2005; and (iii) restructuring charges of Ps. 59 million ($5 million)in 2006 compared to Ps. 320 million ($30 million) in 2005. In 2005, we recorded a gain of Ps. (442) million ($41 million) resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust. See note 17 of our consolidated financial statements.

Income Tax, Tax on Assets and Workers' Profit Sharing

Income tax, tax on assets and workers' profit sharing for the year ended December 31, 2006 represented an expense of Ps. 268 million ($25 million) compared with a benefit of Ps. (453) million ($(42) million) for the year ended December 31, 2005. The difference was derived mainly from the recognition of a deferred tax benefit of Ps. 889 million ($82 million) in 2005 resulting from the recognition of the tax basis of the intangible assets of certain foreign subsidiaries subject to repatriation, which was partially offset by the tax effects of a higher foreign-exchange loss in 2006. Additionally, during the second quarter of 2006, a tax loss carryforward was generated by the sale of Vitrocrisa's shares, which resulted in a deferred tax benefit.

Net Income

For the year ended December 31, 2006, we generated consolidated net income of Ps. 259 million ($24 million) compared to a net income of Ps. 221 million ($20 million) for the year ended December 31, 2005. This resulted primarily from a gain on sale of Ps. 463 million ($43 million) in connection with the sale of our stake in Vitrocrisa in June 2006, other income of Ps. 832 million ($77 million) related to a gain from the sale of subsidiaries and long-lived assets. The effect of these transactions was partially offset by an increase in financing costs due to higher non-cash foreign-exchange losses and by the negative effect of derivative transactions, in addition to an expense of Ps. 268 million ($25 million) related to income tax, tax on assets and workers' profit sharing for the year ended December 31, 2006 compared to a benefit of Ps. 453 million ($42 million) for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales

Our consolidated net sales increased 0.6% to Ps. 25,323 million for the year ended December 31, 2005 from Ps. 25,168 million for the year ended December 31, 2004. This increase was primarily attributable to (i) significant sales growth in our Glass Containers business unit as a result of greater economic activity in Mexico and overseas, as well as greater acceptance of our new products in the markets we serve, (ii) strong growth in the domestic beer and returnable soft-drink market segments, (iii) an increase in construction-related volumes at Vitro America and (iv) new monumental construction contracts won by Vitro Cristalglass. These increases were partially offset by the decline in sales prices in the construction business line of our Mexican flat glass business due to new competitors in Mexico and the divestitures of Vitro OCF and Vancan, which in 2004 had sales of Ps. 217 million and Ps. 336 million, respectively. Additionally, the appreciation of the peso against the dollar affected our sales. See "Item 5. Operating and Financial Review and Prospects-Operating Results-Inflation and Foreign Currency Exchange Rate Fluctuations."

For the year ended December 31, 2005, our consolidated export sales were $588 million, an increase of 5% when compared to approximately $562 million for the same period of 2004. The increase in exports mainly came from our wine and liquor bottles, as well as our cosmetic containers. Our export sales represented approximately 27% of our consolidated net sales for the year ended December 31, 2005. More than 59% of our consolidated net sales for the year ended December 31, 2005 were either denominated in or sensitive to the value of the U.S. dollar. This is due to the fact that, in addition to exports and foreign subsidiaries' sales, the prices of a significant portion of our products in Mexico are generally determined with reference to U.S. dollar-based prices.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 6.0% to approximately Ps. 12,002 million for the year ended December 31, 2005 from approximately Ps. 11,317 million for the same period in 2004. This increase was driven by a 6.9% increase in domestic sales, with strong results in the beer and soft drink business lines. Our domestic volumes increased 11.6% in 2005. These increases were partially offset by the divestiture of Vancan, which during 2004 had sales of Ps. 336 million.

For the year ended December 31, 2005, export sales of the Glass Containers business unit amounted to approximately $290 million, an increase of 9.0% from approximately $266 million for the same period in 2004. Our export volumes increased 4.8% due to an important rise in sales volume from our cosmetics and wine and liquor product lines in the United States.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps. 12,960 million for the year ended December 31, 2005, a decrease of 2.5% from Ps. 13,293 million for the same period in 2004. This decrease was mainly driven by our construction glass business line in Mexico which experienced a decline in net sales due to pricing pressures from our competitors and the divestiture of Vitro OCF, which in 2004 had sales of Ps. 217 million. This decrease was partially offset by an increase in our sales of automotive glass due to the launch of successful new OEM platforms during 2005.

Export sales of the Flat Glass business unit were approximately $298 million for the year ended December 31, 2005, an increase of 1.4% when compared to approximately $294 million for the same period in 2004. This increase was largely due to an increased sales volume of automotive business line, especially as it obtained new OEM contracts.

Operating Income

Our consolidated operating income increased 12.3% to Ps. 1,749 million for the year ended December 31, 2005 from Ps. 1,558 million for the same period in 2004. The increase in operating income was mainly due to our glass containers business' record annual sales. In 2005 we continued to make progress on reducing our corporate overhead and expenses, maintaining strict cost management across all of our businesses. In fact, selling, general and administrative expenses as a percentage of sales fell by one percentage point year over year. The increase in operating income was partially offset by higher energy costs and the divestitures of Vitro OCF and Vancan which during 2004 had operating income of Ps. 50 million and Ps. 34 million, respectively. Additionally, the appreciation of the peso against the dollar affects our operating income levels. See "Item 5. Operating and Financial Review and Prospects-Operating Results-Inflation and Foreign Currency Exchange Rate Fluctuations."

Glass Containers Business Unit

The operating income of our Glass Containers business unit increased 52% to approximately Ps. 1,277 million for the year ended December 31, 2005 from approximately Ps. 841 million for the same period in 2004. This significant increase was driven by higher sales volume, better product mix and improved production efficiency which allowed for favorable fixed-cost absorption. The increase in operating income was partially offset by the divestiture of Vancan which during 2004 had operating income of Ps. 34 million.

Flat Glass Business Unit

Operating income of the Flat Glass business unit amounted to Ps. 474 million for the year ended December 31, 2005, a decrease of 47.4% from Ps. 901 million for the same period in 2004. This decrease was due mainly to the decrease in sales in our construction business, lower sales volumes to the auto glass replacement market as well as higher energy costs and the divestiture of Vitro OCF which during 2004 had operating income of Ps. 50 million. The decrease was partially offset by strong sales to OEM's and increased operating income from our foreign subsidiaries Vitro America, Vitro Cristalglass and Vitro Colombia.

Total Financing Cost

Our total financing cost decreased by Ps. 20 million from approximately Ps. 1,461 million for the year ended December 31, 2004 to approximately Ps. 1,441 million for the same period in 2005. This decrease in total financing cost was primarily due to an exchange gain of Ps. 402 million in 2005 compared with an exchange loss in 2004 of Ps. 86 million. In 2005 the Mexican peso experienced a nominal appreciation against the U.S. dollar of 4.6% compared with 0.8% in 2004. The nominal appreciation of the peso relative to the U.S. dollar would have resulted in a foreign currency exchange gain in 2004, but with the unwinding of certain currency exchange swaps in May 2004, we recorded a net exchange loss. This appreciation mostly impacted our sales prices and income levels. The decrease was partially offset by higher interest expense which increased from Ps. 1,702 million for the year ended December 31, 2004 to Ps. 1,916 million for the year ended December 31, 2005 due to the increased cost of debt.

Income Tax, Tax on Assets and Workers' Profit Sharing

Income tax, tax on assets and workers' profit sharing for the year ended December 31, 2005 represented a benefit of Ps. 453 million compared with an expense of Ps. 115 million for the year ended December 31, 2004. The primary difference was due to the recognition of a deferred tax benefit of approximately Ps. 609 million resulting from the recognition of the tax basis of intangible assets of certain foreign subsidiaries subject to repatriation.

Other Expenses, Net

Other expenses, net, increased approximately Ps. 281 million to Ps. 424 million for the year ended December 31, 2005 from Ps. 143 million for the same period in 2004. During 2005 we continued the downsizing and streamlining of our corporate functions and organization at some of our business units resulting in a charge of Ps. 320 million, and write-off and loss from sale of assets resulting in a non-cash expense of Ps. 362 million. We also recorded a gain of Ps. 442 million in 2005, resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust.

Net Income

We recorded net income of Ps. 221 million for the year ended December 31, 2005 compared to a net loss of Ps. 68 million for the year ended December 31, 2004. Our lower taxes contributed to our improved results while the cumulative effects of the changes in accounting principles for Ps. 119 million decreased our net income.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, we had cash and cash equivalents totaling Ps. 1,172 million ($108 million). Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States.

Over the past three years, the principal source of our liquidity has generally been cash generated from operations in each of our business units and the sale of certain assets. Our principal uses of cash have generally been for capital expenditure programs, debt repayment and dividend payments. The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2006:

Principal Sources and Uses of Cash

	For the Year Ended December 31,
	2004	2005	2006
	(in millions of constant pesos)
Net resources generated by operating activities	Ps. 1,966	Ps. 1,993	Ps. 1,022
Capital expenditures	(1,431)	(1,061)	(1,198)
Bank loans	651	(1,741)	(3,005)
Dividends declared and paid..	(254)	(187)	(155)
Issuance of capital stock			556
Proceeds from sale of long-lived assets	976	194	2,799

As part of our corporate restructuring and recapitalization program, we completed the following strategic transactions in 2006 and for the first quarter 2007:

  Sale of non-core businesses which include the sale of our 51% interest in Vitrocrisa for $119 million and the assumption by Libbey of liabilities of $62 million, and the sale of our 51% interest in Quimica M, S.A. de C.V. for $20 million;

  Sale of real estate, which includes the sale of real estate in Mexico City for $100 million;

  Sales of corporate and non-corporate real estate for $47 million;

  Equity offering, rights offering to our shareholders and to holders of our ADRs for an increase in our capital stock in which we raised Ps.550 million (nominal) ($50 million); and

  $1.0 billion refinancing through which we achieved more favorable terms and conditions in our overall debt.

As a result of the strategic transactions described above, we had cash on hand of $229 million as of March 31, 2007. We believe that the cash on hand in conjunction with our expected cash flows from operations will be sufficient to meet current liquidity requirements.

Changes in Working Capital

Our working capital increased Ps. 49 million ($5 million) during the year ended December 31, 2006. This increase was principally due to an increase in accounts receivable associated with higher sales volumes, payments of retained taxes and payments of employee retirement obligations, which was partially offset by reductions in inventory.

In our opinion the amount of working capital as of March 31, 2007 is expected to remain approximately at the same level for the rest of 2007.

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

During the year ended December 31, 2006, we made aggregate capital expenditures of Ps. 1,198 million ($111 million) compared to aggregate capital expenditures of Ps. 1,061 million ($98 million) in the same period in 2005, primarily consisting of capital expenditures for furnace repairs and general maintenance.

During 2007, we expect to make capital expenditures of approximately Ps. 2,487 million ($230 million) as follows:

  Our Glass Containers Business Unit expects to make capital expenditures of Ps. 2,054 million ($190 million), of which Ps. 1,189 million ($110 million) will be used to provide needed maintenance to certain of our furnaces and to the relocation of the Vidriera Mexico operations to the Vidriera Toluca facility. The remaining Ps. 865 million ($80 million) will be applied to expand production capacity. The production capacity expansion would take place within the Vidriera Monterrey, Vidriera Mexico (in its new location at the Vidriera Toluca premises) and Vidriera Queretaro facilities.

  Our Flat Glass Business Unit expects to make capital expenditures of Ps. 432 million ($40 million), of which Ps. 216 million ($20 million) will be used by its foreign subsidiaries and the other Ps. 216 million ($20 million) will be used by its Mexican subsidiaries.

We expect to finance the capital expenditures discussed above with cash flows generated by our operations and with current cash on hand.

For the year ended December 31, 2006, our capital expenditures totaled Ps. 1,198 million ($111 million). Our Glass Containers business unit accounted for 72% of our capital expenditures, which were primarily related to major furnace repairs, maintenance and investment in a new glass production line. The remaining 28% of our capital expenditures for the year ended December 31, 2006 were incurred by our Flat Glass business unit, mainly for the refurbishment of one of our furnaces in Monterrey, Mexico and other major furnace repairs.

For the year ended December 31, 2005, our capital expenditures totaled Ps. 1,061 million ($98 million), a decrease of 26% compared with the capital expenditures for the same period in 2004. Capital expenditures during 2005 were made primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit accounted for 57% of our total capital expenditures, which were primarily related to the refurbishment of one of our furnaces in Monterrey, Mexico (finished in mid-May of 2006), as well as the acquisition of tools and equipment to serve new platforms for the OEM auto-glass business line. 42% of our capital expenditures for the year ended December 31, 2005 were incurred by our Glass Containers business unit, mainly for maintenance in both its Mexican and Central American facilities and a partial investment for a major furnace repair initiated towards the end of 2005. The remaining amount was incurred for maintenance programs in our corporate offices and by our Bosco subsidiary which we sold in 2005 and was previously included in our Glassware reportable segment. See "Item 4. Information on the Company-Business-Strategic Sale of Non-Core Businesses."

For the year ended December 31, 2004, our capital expenditures totaled Ps. 1,431 million ($132 million). Capital expenditures during 2004 were incurred primarily in our Flat Glass and Glass Containers business units. Our Flat Glass business unit accounted for 50% of our total capital expenditures, which primarily related to the refurbishment of one of our furnaces in Monterrey, Mexico; converting some of our furnaces to use alternative fuels; expanding our position as a distributor and processor of flat glass in Spain and Portugal; implementing new platforms and automating some of the automotive business line's processes. 41% of our capital expenditures for the year ended December 31, 2004 were incurred by our Glass Containers business unit, mainly for maintenance in both its Mexican and Central American facilities and the installation of a new bottle-production line for the cosmetics service line in response to growing demand. The remaining amount was incurred for maintenance programs in our corporate offices and by Bosco.

Genesis Project

During 2006, we invested approximately Ps. 137 million ($12.7 million) related to the implementation of the Genesis Project. During 2007 and 2008, we expect to invest approximately Ps. 81 million ($7.5 million) and Ps. 78 million ($7.2 million), respectively, for a total investment of approximately Ps. 297 million ($27.5 million) for the implementation of the Phase I of the Genesis Project. The majority of the cost of the Genesis Project is being capitalized and will be amortized over the estimated useful life of the asset. See "Item 3. Key Information-Recent Developments-Genesis Project."

Financing Transactions

During the year ended December 31, 2006 and most importantly, during the first few months of 2007, we refinanced substantially all of our consolidated indebtedness. The refinancing transformed the Company's capital structure by concentrating the indebtedness at a single entity and eliminating structural subordination. Additionally the refinancing reduced the cost of debt and extended debt maturities to an average life of debt of nearly eight years. See "Item 3. Key Information-Recent Developments-Our Corporate Restructuring and Recapitalization Program."

As part of our refinancing, on November 1, 2006, we announced the successful completion of a rights offering to our shareholders and to holders of our ADRs for an increase in our capital stock. Approximately 95% of the 62,857,143 total new shares offered by us were subscribed by our existing shareholders and ADR holders through the exercise of preemptive rights, and the remaining portion was purchased by IXE Banco, S.A., Institucion de Banca Multiple, IXE Grupo Financiero, a Mexican financial institution, through a back stop facility that was arranged for such purpose. Our proceeds from the rights offering totaled Ps. 550 million (US$50 million), which was used to repay outstanding indebtedness.

Indebtedness

The following table sets forth the aggregate amounts of our outstanding short-term and long-term debt as of December 31, 2006, reflecting the reclassification of Ps. 4,220 million ($390 million) of short-term borrowings and current maturities to long-term debt, which was refinanced with the proceeds of the Notes Offering.

	As of December 31, 2006
	(Ps. millions)	($ millions)(1)
Short-term debt(2)(3)	Ps. 350	$ 32
Long-term debt(4)(5)	11,985	1,109

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 10.8116 pesos per U.S. dollar, the Free Exchange Rate on December 31, 2006.

(2) Includes the current portion of our long-term debt, which was Ps. 60 million ($6 million) as of December 31, 2006.

(3) 40% and 48% of the aggregate amount of our short-term debt as of December 31, 2006 was denominated in U.S. dollars and euros, respectively.

(4) Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of December 31, 2006 was Ps. 12,046 million ($1,114 million).

(5) 94% and 6% of the aggregate amount of our long-term debt as of December 31, 2006 was denominated in U.S. dollars and pesos, respectively.

Short-Term Debt

Our short-term debt consists primarily of unsecured and secured borrowing arrangements with foreign banks denominated in U.S. dollars and euros. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 3.0% above LIBOR, for the U.S. dollar-denominated loans from 0.5% to 2% above Euribor for our euro-denominated loans, and floating market rates for the peso-denominated loans.

Long-Term Debt

As of December 31, 2006, after giving effect to the reclassification of Ps.4,220 million ($390 million) of short-term borrowings and current maturities to long-term debt, which was refinanced with the proceeds of the offering of the 2012 Senior Notes and the 2017 Senior Notes, we had Ps. 12,046 million ($1,114 million) of long-term debt, including the current portion of long-term debt.

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2006 after giving effect to the offering of the 2012 Senior Notes and 2017 Senior Notes and the use of proceeds. For further description of our long-term indebtedness, refer to note 11 to our annual consolidated financial statements included elsewhere in this annual report:

Facility	Outstanding Principal Amount as of December 31, 2006 as adjusted (1)	Interest Rate and Payment Dates	Final Amortization/ Maturity
2012 Senior Notes Guarantor: Wholly owned subsidiaries of Vitro, VENA and Vimexico Issuer: Vitro	$300.0 million	Interest Rate: 8.625% per annum. Interest Payment Dates: Semiannually on August 1 and February 1 of each year.	February 1, 2012
2017 Senior Notes Guarantor: Wholly owned subsidiaries of Vitro, VENA and Vimexico Issuer: Vitro	$700.0 million	Interest Rate: 9.125% per annum. Interest Payment Dates: Semiannually on August 1 and February 1 of each year.	February 1, 2017

11.75% 2013 Senior Notes	$225 million	Interest Rate: 11.75% per annum.	November 1, 2013
Guarantor: Wholly owned subsidiaries of Vitro, VENA and Vimexico Issuer: Vitro		Interest Payment Dates: Semiannually on May 1 and November 1 of each year.

Certificados Bursatiles	Tranche A: Ps. 10 million ($0.9 million) Tranche B: Ps. 206 million ($18.7 million) Tranche C: Ps. 150 million ($13.6 million)	Interest Rate: Cetes + 3.25%	Tranche A: October 2, 2008 Tranche B: December 22, 2008 Tranche C: February 5, 2009
Issuer: Vitro		Interest Payment Dates: Every 28th day from October 7, 2004 (Tranche A), from November 1, 2004 (Tranche B), October 21, 2004 (Tranche C).

10.75% Senior Secured Guaranteed Notes	$30 million Defeased	Interest Rate: 10.75% per annum.	July 28, 2008
Issuer: VENA		Interest Payment Dates: Semiannually on January 23 and July 23 of each year.

(1)See "Item 3. Key Information-Recent Developments-Corporate Restructuring and Recapitalization."

Below is a summary of the terms of the foregoing facilities or securities.

2012 Senior Notes and 2017 Senior Notes. On February 1, 2007 we completed the sale of $1.0 billion of Senior Notes, comprised of $300 million of 2012 Senior Notes and $700 million of 2017 Senior Notes. The indenture governing the 2012 Senior Notes and 2017 Senior Notes contains certain customary restrictive covenants, including restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. Through the issuance of the 2012 Senior Notes and the 2017 Senior Notes, we achieved more favorable terms and conditions in our overall debt, including reduced interest rates, longer average maturity, long-term funds and a lower cost of capital. The 2012 Senior Notes and the 2017 Senior Notes will pay interest semiannually and are guaranteed by VENA and its wholly-owned subsidiaries and Vimexico and its wholly-owned subsidiaries. The Notes offering was made to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933.

We are required, pursuant to a registration rights agreement, to consummate a registered offer to exchange the 2012 Senior Notes and the 2017 Senior Notes for an issue of SEC-registered notes with terms substantially identical to the 2012 Senior Notes and the 2017 Senior Notes, as applicable (except that the exchange notes will not be subject to transfer restrictions). Under the terms of the registration rights agreement, we must file a registration statement with the SEC and use our best efforts to cause such registration statement to be declared effective by the SEC no later than August 30, 2007. If we fail to satisfy this obligation, or the exchange offer is not consummated by the earlier of September 29, 2007 or 30 business days after the effectiveness date, the interest rate on the 2012 Senior Notes and the 2017 Senior Notes, as applicable, will be increased, in each case, by 0.50% per annum (up to a maximum increase of 1.00% per annum in total) until the exchange offer is consummated.

2013 Senior Notes. On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of 2013 Senior Notes. The 2013 Senior Notes are general unsecured obligations of Vitro. The indenture governing the 2013 Senior Notes contains certain customary restrictive covenants, including restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. Upon issuance of the 2012 Senior Notes and 2017 Senior Notes mentioned above, the holders of the 2013 Senior Notes have been extended the benefit of to a guarantee by the subsidiary guarantors substantially similar to the guarantee provided with respect to the 2012 Senior Notes and the 2017 Senior Notes.

Certificados Bursatiles. On October 10, 2002, we issued Certificados Bursatiles or medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 2.5 billion. The Certificados Bursatiles bear an annual floating interest rate of 3.25% over the 182-day CETES. The Certificados Bursatiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of December 31, 2006, the total amount outstanding for this program was Ps. 366 million ($34 million).

VENA's 10.75% Notes due 2011. On January 10, 2007, concurrently with the 2012 Senior Notes and 2017 Senior Notes offering, VENA launched an offer to purchase for cash (the "Tender Offer") any and all of its outstanding 10.75% senior secured guaranteed notes due 2011 (the "2011 Notes") and a solicitation of consents (the "Consent Solicitation") from the holders of the 2011 Notes. Pursuant to the terms of the Tender Offer and Consent Solicitation, 88% ($220 million) of the aggregate principal amount of 2011 Notes were purchased. Pursuant to the Consent Solicitation, the restrictive covenants that were provided for in the indenture were removed from the 2011 Notes. Thereafter, VENA executed a covenant defeasance with respect to the remaining 2011 Notes, and sufficient funds have been placed in trust in order to repay principal and interest on the $30 million aggregate principal amount of 2011 Notes remaining outstanding.

Other Restrictions on Dividend Payments

Pursuant to article 20 of the Mexican Ley General de Sociedades Mercantiles (the "Mexican General Law of Corporations"), 5% of the annual net income of Mexican corporations must be set aside to create or increase a mandatory legal reserve until such reserve amounts to not less than 20% of such corporation's outstanding equity capital. Thereafter, a majority of our shares present at such annual general ordinary shareholders' meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the purchase of our shares or other reserve funds.

Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Indebtedness."

In addition to the foregoing restriction, our joint venture in Comegua requires the consent of our joint venture partners for the payment of dividends.

Strategic Sales of Non-Core Assets

From 2001 to 2006, we have received aggregate net proceeds in U.S. dollars of $558 million from divestitures and asset sales without including debt transferred to the acquirers. See "Item 4. Information on the Company-Business-Strategic Sales of Non-Core Businesses" for a description of these transactions. These transactions provided a non-recurring source of cash that were used primarily for debt reduction.

Share Repurchases and Sales

During 2006, we did not repurchase or sell our shares.

As of December 31, 2006, 28.3 million of our shares remained held as treasury stock.

PBGC Matter

As part of the disposal of Anchor Glass Container Corp. ("Anchor") in August 1996, in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation (the "PBGC"), a United States governmental agency that guarantees pensions, a limited guaranty of Anchor's unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor's assets, which we refer to as "New Anchor." The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

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

On June 20, 2003, the PBGC wrote to us, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of $219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than $122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of our limited guaranty had occurred. Accordingly, in its letter, the PBGC demanded payments pursuant to the term sheet of $7 million on or before August 1, 2003 and of $3.5 million semiannually through August 1, 2011. We intend to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by us. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, we will establish an appropriate accounting reserve. As of this date, we have not established any reserves in connection with such potential liability.

Energy

Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year "take-or-pay" power purchase agreement with Tractebel Energia. This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

Call/Put on Shares of Vitro Cristalglass

A group of individual investors owns a 40% interest in Vitro Cristalglass. We have the option of purchasing the 40% of the shares from the minority interest, which can be exercised beginning on May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 28.9 million euros ($35 million as of December 31, 2006). Additionally, the minority interest has a put option pursuant to which they may require us to purchase all or part of their 40% interest in Vitro Cristalglass, which can be exercised beginning on May 1, 2003 for 24 million euros ($29 million as of December 31, 2006), as adjusted to reflect inflation in Spain from 2003 through the time the put is exercised. As of December 31, 2006, our estimate of the fair value of the 40% interest is higher than the option price held by us.

OFF-BALANCE SHEET ARRANGEMENTS

Sales of receivables

Vitro Cristalglass has entered into revolving factoring program agreements with several financial institutions to sell trade accounts receivable. In accordance with the terms of some of these agreements, Vitro Cristalglass has the obligation to reimburse uncollected receivables, in the case of non-payment by its customers. As of December 31, 2005 and 2006, the maximum capacity available under these programs is $31 million and $35 million, respectively. As of December 31, 2005 and 2006, Vitro Cristalglass had sold $18 million and $21 million of trade receivables, respectively.

Securitization of trade receivables

Securitization of VENA trade receivables. On March 31, 2005, COVISA, Alcali, and Comercializadora Alcali, all subsidiaries of VENA, closed a revolving accounts receivable facility, through which such companies obtained Ps. 550 million (nominal amount) and $19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis during four years, to a fideicomiso (the "Mexican Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy-remote. The Ps. 550 million (nominal amount) was obtained through the issuance of certified preferred securities ("certificados bursatiles preferentes") that trade on the Mexican Stock Exchange issued by the Mexican Trust, and $19 million in subordinated notes, which have a payment guarantee by Vitro. The interest payments and eventual principal reimbursement on the certificados bursatiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Mexican Trust. At December 31, 2005 and 2006, the gross receivables sold to the Mexican Trust totaled Ps. 772 million and Ps. 1,265 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 and 2006 was Ps. 159 million and Ps. 510 million, respectively.

 Securitization of Vimexico (formerly Vitro Plan) trade receivables. On August 22, 2005, Dinavisa, Vitro Flotado Cubiertas, S.A. de C.V. ("VFC"), Vidrio y Cristal and VAU, all subsidiaries of Vimexico, closed a five year revolving accounts receivables facility through which such companies obtained $21.5 million in cash. The Vimexico subsidiaries entered into an agreement to sell all of their trade account receivables, on a revolving basis, to a Mexican Trust that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The $21.5 million was obtained through a private issuance of notes in the United States. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Vimexico and sold to the Mexican Trust. At December 31, 2005 and 2006, the gross receivables sold to the Trust totaled Ps. 704 million and Ps. 553 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 and 2006 was Ps. 328 million and Ps. 320 million, respectively.

 Securitization of Vitro America trade receivables. During 2004, Vitro America closed a contract for selling all its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy-remote and self-liquidating. VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum revolving amount of $40 million and retained undivided interests in securitized receivables. The agreement which expired in May 2007 was renewed on April 16, 2007 through 2010. As part of the renewal the maximum amount of the facility was increased to $50 million. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. As of December 31, 2004 and 2005 and 2006, the gross receivables sold totaled $63 million, $71 million and $76 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 and 2006 was $31 million and $35 million, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commercial commitments, in millions of constant pesos as of December 31, 2006.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Ps. millions)
Short- and long-term debt(1)(2) (3)	Ps. 22,403	Ps. 1,530	Ps. 3,126	Ps. 2,233	Ps. 15,515
Operating leases(4)	1,493	448	603	296	146
Unconditional purchase obligations(5)	0	0	0	0	0
Other long-term obligations(6)	2,473	289	524	528	1,132
Total contractual obligations	Ps. 26,369	Ps. 2,267	Ps. 4,253	Ps. 3,057	Ps. 16,793

(1) For a description of our most recent financing transactions, see "Item 3. Key Information-Recent Developments-Our Corporate Restructuring and Recapitalization Program" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Indebtedness."

(2) Includes scheduled interest payments with fixed and variable rates. For our variable interest rate debt, we utilized the rates in effect as of December 31, 2006, as disclosed in Note 11 of our consolidated financial statements when estimating the scheduled interest payments.

(3) Includes Ps. 96 million of capital lease obligations.

(4) The amounts set forth above under "Operating leases" include mainly payments that will be made under leases relating to three airplanes, warehouses, forklifts and computer equipment.

(5) Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year "take-or-pay" power purchase agreement with Tractebel Energia. This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

(6) Expected benefits payment regarding the company pension plans, seniority premium and severance indemnities.

ACCOUNTING CONSIDERATIONS

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with Mexican FRS. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and the related disclosures. The significant accounting policies that we believe are the most sensitive to such estimates and relevant to aid you in fully understanding and evaluating our reported financial statements are the following:

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

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. Provisions are recognized for current obligations that (i) result from a past event, (ii) are probable to result in the use of economic resources, and (iii) can be reasonably estimated. We believe the amounts recorded or disclosed in our financial statements are based on the best estimates and judgments of management. However, actual outcomes could differ from our estimates. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-PBGC Matter."

Financial Instruments

Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," of Mexican FRS, which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to accounting standards effective at that moment (Bulletin C-2, "Financial Instruments" of Mexican FRS), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. Prior to the implementation of Bulletin C-10, financial instruments for hedging purposes were valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

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

Seniority Premiums and Pension Plans

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3, "Labor Obligations," of Mexican FRS and the actuarial computations are made by an independent actuary, based on estimates of future compensation increases, inflation, investment returns, mortality, turnover and expected discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our consolidated results of operations and financial condition.

The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed discount rate and expected rate of return on plan assets on the net periodic pension cost and on the net pension liability for the year ended December 31, 2006 in accordance with US GAAP:

For the Year Ended December 31, 2006 (Ps. millions)
One-percentage-point increase in assumed discount rate + Effect on total net periodic cost. + Effect on net pension liability	Ps. - (166)
One-percentage-point decrease in assumed discount rate + Effect on total net periodic cost + Effect on net pension liability	- 189
One-percentage-point increase in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	(7) -
One-percentage-point decrease in expected rate of return on plan assets + Effect on total net periodic cost + Effect on net pension liability	7 -

Environmental Obligations

Our operations are subject to the environmental laws and regulations of the jurisdictions in which we conduct our operations. An environmental reserve is recorded to cover the costs of expected environmental obligations when we become aware that an expenditure may be required. We estimate the cost for the environmental obligations based on historical experience, results of monitoring and the known extent of exposure. We do not believe that continued compliance with these environmental laws will have a material adverse effect on our financial condition or results of operations. However, a significant change in laws, the discovery of previously unknown contamination and other factors beyond our control could result in expenditures that are materially greater than currently estimated or the reserves we have recorded.

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

Deferred Taxes

In assessing the realizability of deferred tax assets, management considers whether it is highly probable that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of December 31, 2005, we had recorded a deferred tax asset of Ps. 1,991 million ($184 million) related to net operating loss carryforwards and asset taxes, net of a valuation allowance of Ps. 606 million ($56 million). As a result we were able to reduce the amount of expiring net operating loss carryforwards and asset taxes from Ps. 9,467 million ($874 million) as of December 31, 2005 to Ps. 1,804 million ($167 million) as of December 31, 2006. These carryforwards expire in 2016. As of December 31, 2006, we had recorded a deferred tax asset of Ps. 244 million ($23 million), net of a valuation allowance of Ps. 260 million ($24 million).

We believe we will generate sufficient taxable income in future years that will allow us to utilize our remaining tax loss carryforwards. Our operating plans and future projections support this position. In addition, the Company has tax strategies which management believes are prudent and feasible, and, if required, would be implemented to prevent the tax loss carryforwards from expiring unused. Such tax strategies allow us to generate taxable income in the future in order to utilize our tax loss carryforwards.

New Accounting Pronouncements

Mexican FRS

When Mexican FRS Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 3, some of its provisions created divergence with specific Mexican FRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of Mexican FRS, that provisions set forth in specific standards that have not been amended should be followed until their adaptation to the conceptual framework is complete.

CINIF continues to pursue its objective of moving towards a greater convergence with international financial reporting standards. To this end, on December 22, 2006, it issued the following standards, which will become effective for fiscal years beginning on January 1, 2007:

  NIF B-3, Statement of Operations

  NIF B-13, Events Occurring after the Date of the Financial Statements

  NIF C-13, Related Party Transactions

  NIF D-6, Capitalization of Comprehensive Financing Result

Some of the significant changes established by these standards are as follows:

NIF B-3, Statement of Operations, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity's main source of revenues. Non-ordinary items are derived from activities other than those representing an entity's main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular standards should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, Events Occurring after the Date of the Financial Statements, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, Related Party Transactions, broadens the concept "related parties" to include a) the overall business in which the reporting entity participates; b) close family members of key or relevant officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key or relevant officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost ("RIF") directly attributable to the acquisition of qualifying assets; b) yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

 The Company is in the process of analyzing the impact of these new financial reporting standards and believes that they will not have a material effect on its consolidated financial position or results of operations.

U.S. GAAP

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140", issued in February 2006. This statement amends SFAS No. 133, and No. 140. This statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets." This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

SFAS No. 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140" issued on March 2006. This statement amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", provided that those available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this statement. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this statement is the date an entity adopts the requirements of this statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this statement. The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, which requires companies to measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. Companies no longer are permitted to measure the funded status of their plan(s) by being able to choose a measurement date up to three months prior to year end. This aspect of SFAS No. 158 is effective for all companies in fiscal years ending after December 15, 2008, but does not impact the Company, its results of operations or its cash flows, as its measurement date is the same as its fiscal year end. Retrospective application of SFAS No. 158 is not permitted.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115", which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. This statement is not expected to impact the Company's consolidated financial position or results of operations in future periods.

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities". This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. However, the Company's current policy is to recognize tax benefits of uncertain tax positions only if it is probable that the positions will be sustained. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

RESEARCH AND DEVELOPMENT

In 1998, we formed a technology council to coordinate Vitro's research and development strategy with the goal of creating synergies between our business units and create Vitro's proprietary technology for use by our business units.

In addition, in 2001 we incorporated several of our Mexican subsidiaries owning some of the intellectual property used by our Flat Glass and Glass Containers business units in Switzerland. These Swiss subsidiaries also conduct research and development jointly with our Mexican subsidiaries and our technology council license technology to our Mexican operating subsidiaries.

Our Flat Glass business unit uses both its own technology, some of which has been patented, and also benefits significantly from the technology and technical information acquired from certain of our joint venture partners through technology licensing arrangements with them, which have since expired. In particular, the expired technology license agreement with Pilkington provided us with state-of-the-art float glass technology. We have negotiated an extended patent license for the remaining life of the patents we use from Pilkington. As we notified Pilkington in September 2005, the Automotive Technical Assistance Agreement was terminated effective as of September 2006.

Our Glass Containers business unit also uses both its own technology, some of which has been patented, and also technology provided by Owens-Illinois pursuant to a series of technical assistance agreements, which have since expired. These technical assistance agreements were effective from 1964 to September 1999. Under the terms of these technical assistance agreements, we continue to have the right to free use of the technology provided to us by Owens-Illinois during the effective period of these agreements. We have an extended patent license for the remaining life of the patents we use from Owens. However, we do not currently have any rights to the technology developed by Owens-Illinois after September 1999.

We own a number of trademarks and patents which, in the aggregate, are important to the conduct of our business. Except for our "Vitro" trademark, none of these trademarks and patents is individually material to our business as a whole.

We did not have any material expenditures related to research activities during 2004, 2005 or 2006. One of our subsidiaries conducts a portion of its business through joint ventures or technology alliances with non-Mexican partners, and we expect to enter into other similar arrangements in the future. Certain of these partners also license technology, trademarks and trade names to our subsidiaries for use in the manufacture and sale of various flat glass products. We believe that these joint ventures, alliances and license arrangements provide us with important competitive advantages. We cannot be certain that these partners will not choose to conduct business directly in Mexico and to terminate their relationships with us in view of the easing of the limitations on foreign investments and the reduction of import duties and tariffs that has occurred under NAFTA, or for other reasons. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. See "Item 4. Information on the Company-Business-Our Operating Business Units."

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Unless the context otherwise requires, in the sections entitled "Directors and Senior Management," "Board Practices" and "Share of Ownership" of this Item 6, the words "we," "us," "our" and "ours" refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries.

Directors

The following information relates to our directors (consejeros). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was elected as a director.

Our Board of Directors is responsible for the management of our business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders' meeting, up to a maximum of 21 members, and that each member of our Board of Directors shall be elected at such shareholders' meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our general ordinary shareholders' meeting held on March 28, 2007, our shareholders resolved that our Board of Directors would consist of 16 directors. We have no alternate directors.

A list of our current directors, their principal occupations and directorships, the year they first became a director and the year of their birth are set forth below.

Name	Principal Occupation	First Became a Director	Year of Birth
Adrian Sada Trevino	Director and Honorary Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1969	1920
Adrian Sada Gonzalez	Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1984	1944
Federico Sada Gonzalez	President and Chief Executive Officer of Vitro, S.A.B. de C.V.	1982	1949
Tomas Gonzalez Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.	1980	1943
Andres Yarte Cantu	Chief Executive Officer of Distribuidora de Productos Ceramicos, S.A.	1991	1941
Gustavo Madero Munoz*	Federal Congressman (Senator), Mexican Congress	1996	1955
Carlos Eduardo Represas de Almeida*	Chairman of the Board of Directors of Nestle Mexico S.A. de C.V.	1998	1945
Jaime Serra Puche*	Founder, SAI-Consultores, S.C.	1998	1951
Carlos Munoz Olea*	Private Investor	2000	1955
Joaquin Vargas Guajardo*	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954
Alejandro Garza Laguera*	President of Desarrollo Inmobiliario Omega, S.A. de C.V.	2001	1926
Eduardo G. Brittingham Sumner*	Private Investor	2001	1926
Manuel Guemez de la Vega*	Chairman of the Board of Regio Empresas and Grupo PREZ	2006	1942
Julio Escamez Ferreiro	Member of the Board of Directors of Consorcio Industrial de Manufacturas, S.A.	2006	1934
Carlos Bremer Gutierrez*	President and CEO of Value Grupo Financiero, S.A. de C.V.	2007	1960
Ricardo Martin Bringas*	President and CEO of Organizacion Soriana	2007	1960

* Independent non-management directors.

The directors listed above were elected by our shareholders at the general ordinary shareholders' meeting held on March 28, 2007. Mexican securities law requires that at least 25% of the members of the Board of Directors be independent. Vitro's Board of Directors was comprised of approximately 62.5% independent directors as of March 28, 2007. The directors receive directors' fees of three Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and three Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive five Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 15,000.

The following are brief descriptions of the current occupations and biographical information of each of our directors:

Adrian Sada Trevino, Member and Honorary Chairman of the Board of Directors of Vitro, S.A.B. de C.V.:

Mr. Sada is Chairman of the Board of Directors of the Fundacion Martinez Sada.

Adrian Sada Gonzalez, Chairman of the Board of Directors of Vitro, S.A.B. de C.V.:

Mr. Sada is a member of the Boards of Directors of Alfa, S.A.B. de C.V., Gruma, S.A.B. de C.V., Cydsa, S.A.B. de C.V., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council, the Consejo de Industriales de Nuevo Leon. Mr. Sada is also President of our Finance and Planning Committee.

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

Tomas Gonzalez Sada, Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.:

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

Gustavo Madero Munoz, Federal Congressman (Senator), Mexican Congress:

Mr. Madero serves as a Representative in the Mexican Congress and is the Chairman of the Tax and Finance Committee of the Mexican Congress. He is also Chairman of the Board of Directors of Hermanos Madero. Mr. Madero is also the President of our Audit Committee.

Carlos Eduardo Represas de Almeida, Chairman of the Board of Directors of Nestle Mexico S.A. de C.V.:

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

Jaime Serra Puche, Founder, SAI-Consultores, S.C.:

Mr. Serra is President of SAI-Consultores, S.C.; founder of Aklara (Electronic auctions), Centro de Arbitraje de Mexico (CAM), and Mexico NAFTA Fund (Private Capital Fund); Member of the Boards of Chiquita Brands International, Fondo Mexico, Tenarias and Grupo Modelo; Mexico's Secretary of Finance (1994), Secretary of Trade and Industry (1988-1994), and Undersecretary of Revenue in the Ministry of Finance (1986-1988); Co-chair of the President's Council on International Activities of Yale University; and Member of the Trilateral Commission and the US-Mexico Bilateral Counsil.

Carlos Munoz Olea, Private Investor:

Mr. Munoz is Vice-President of Fomento Bursatil, Super Mart and Holding Fibsa. In addition, he is a member of the Board of Directors of Instituto Tecnologico y de Estudios Superiores de Monterrey, Chihuahua Campus and Banco Nacional de Mexico ("Banamex") (northern zone).

Joaquin Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.:

Mr. Vargas is Chairman of the Board of Directors of Corporacion Mexicana de Restaurantes, S.A. de C.V. In addition, he is a member of the Boards of Directors of Grupo Costamex, S.A. de C.V., Grupo Posadas and Medica Sur; and is a member of the Mexican Businessman Council.

Alejandro Garza Laguera, Member of the Executive Committe of Desarrollo Inmobiliario Omega:

Mr. Garza is President of Desarrollo Inmobiliario Omega and a member of the Board of Directors of Cydsa, S.A.B. de C.V., Instituto Tecnologico y de Estudios Superiores de Monterrey and the Centro de Estudios de Economia y Educacion. In addition, he is a member of the Latin American Board of the Wharton School of the University of Pennsylvania and the Joseph H. Lauder Institute of the University of Pennsylvania.

Eduardo G. Brittingham Sumner, Private Investor:

Mr. Brittingham is Chief Executive Officer of Laredo Autos, S.A. de C.V. and Corporacion Internacional de Manufacturas. He is also Member of the Board of Cemex S.A.B. de C.V.

Manuel Guemez de la Vega, Chairman of the Board of Regio Empresas and Grupo PREZ:

Mr. Guemez is Chairman of the Board of Regio Empresas, S.A. de C.V. and Grupo PREZ and member of the Board of Directors of Grupo de Seguiridad Integral and alternate director of Gruma. Mr. Guemez is also President of our Corporate Practices Committee.

Julio Escamez Ferreiro, Member of the Board of Directors of Consorcio Industrial de Manufacturas, S.A.:

Mr. Escamez is a member of the board of directors of Consorcio Industrial de Manufacturas, S.A.

Carlos Bremer Gutierrez, President and CEO of Value Grupo Financiero:

Mr. Bremer is the Chief Executive Officer and Member of the Board of Directors of Value Grupo Financiero, S.A. de C.V. and its subsidiaries, on which he has served for over 13 years. Mr. Bremer studied Business Management and Industrial and Systems Engineering at the Instituto Tecnologico de Estudios Superiores de Monterrey. Mr. Bremer served as Director of Operations and Marketing at Abaco Casa de Bolsa, S.A. de C.V., as Director of Operations and Marketing at Operadora de Bolsa, S. A. de C.V. and as Director of Operations at Casa de Bolsa Banpais, S.A.

Ricardo Martin Bringas, CEO of Organizacion Soriana:

Mr. Martin has held executive positions in the management and finance departments of several companies, such as Organizacion Soriana, S.A.B. de C.V., La Ciudad de Paris and Restaurantes Martin's. Mr. Martin is currently the Chief Executive Officer of Organizacion Soriana and member of the Board of Directors of HSBC Mexico, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A. de C.V., Asociacion Nacional de Tiendas de Autoservicio y Departamentales (ANTAD), Instituto Tecnologico y de Estudios Superiores de Monterrey, Consejo Mexicano de Hombres de Negocios, Grupo de Empresarios de Nuevo Leon and Telefonos de Mexico, S.A.B. de C.V.

Secretary and Surveillance

On April 27, 2007, our Board of Directors appointed our General Counsel Alejandro Sanchez Mujica as the new Secretary of our Board of Directors.

The Board of Directors, through the Audit and Corporate Practices Committees as well as the external auditor, conducts surveillance of Vitro and of the subsidiaries controlled by Vitro, taking into consideration the financial, administrative and legal circumstances of each entity.

Senior Management

The following table sets forth certain information with respect to our senior managers (directores). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was selected as a member of the senior management.

Name	Title	Current Position Held Since	Year of Birth
Federico Sada Gonzalez	President and Chief Executive Officer	1995	1949
Alejandro Sanchez Mujica	General Counsel	2005	1954
Claudio Del Valle Cabello	Chief Administrative Officer	2003	1960
Enrique Osorio Lopez	Chief Financial Officer	2007	1951
Hugo Lara Garcia	President of the Flat Glass business unit	2006	1965
Alfonso Gomez Palacio Gastelum	President of the Glass Containers business unit	2003	1942
David Gonzalez Morales	Co-President of the Glass Containers business unit	2007	1955

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

On January 1, 1995, Mr. Sada was named our President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A.B. de C.V., the Instituto Tecnologico y de Estudios Superiores de Monterrey, Bombardier, Inc., Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center.

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

Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo Leon, Mexico. Also, in 2001 Mr. Del Valle was appointed Vice President of the Fiscal Committee of the Mexican Stock Exchange. Mr. Del Valle was the President of the Issuers' Committee of the Mexican Stock Exchange and as of today act as Tax Vice President of the Issuers' Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana and Gas Industrial

Enrique Osorio Lopez, Chief Financial Officer:

Mr. Osorio has served as President of the Board in several Financial Funds including Vector Divisas, S.A. de C.V. and Xella Mexicana, a German-Mexican co investment; Member of the Board of Desarrollos Comerciales y Habitacionales de Vallarta, S. de R.L., among others. In 1980, Mr. Osorio joined Grupo Alfa, S.A.B. de C.V., where he worked significantly on debt restructurings, within the Financing and Investors Relations departments. In 1990, Mr. Osorio joined Interacciones Casa de Bolsa, where he was appointed as Corporate Finance Advisor. In 1994, he joined Cigarrera La Moderna, where he was appointed as Treasurer. Mr. Osorio served as Chief Financial Officer of Savia, S.A. de C.V. and Seminis Inc. (in California) until 2007. Mr. Osorio joined us in 2007 as our Chief Financial Officer.

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

On October 2006, Mr. Gomez Palacio announced his plan to retire on June 30, 2007. David Gonzalez Morales, current President of Vitro Cristalglass has been appointed as Co-President of the Glass Containers business unit from January 2007 to June 2007 when he will become the President of Glass Containers business unit.

David Gonzalez Morales, Co-President of the Glass Containers business unit:

Mr. Gonzalez received a Bachelor degree in Economics at the Universidad de Monterrey. Later, Mr. Gonzalez received a Master degree in Price Administration at the University of Missouri. In 1976 Mr. Gonzalez joined Grupo Alfa, S.A.B. de C.V., as an Economics Analyst. Mr. Gonzalez joined us in 1980 as Chief of Industrial Economics for our Glass Containers business unit and then held different managerial positions such as Price Manager, Administration Manager, North Zone Sales Manager, Strategic and Economics Planning Manager, and Business Development Manager. In 1994, he was appointed Vice President of Development Administration for our former Diverse Industries business and in 1999 was appointed as Vice President of Enbosa, S.A. de C.V. In 2002, he was appointed as International Vice President for our Glass Containers business unit. In 2003, Mr. Gonzalez was appointed as Vice President of our Value Added Business and then in 2004 as President of Vitro Cristalglass, both of which are part of our Flat Glass business unit.

Family Relationship of Directors and Senior Management

Seven of our 21 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrian Sada Trevino is the father of Messrs. Adrian Sada Gonzalez and Federico Sada Gonzalez. Mr. Tomas Gonzalez Sada is a cousin of Messrs. Adrian Sada Gonzalez and Federico Sada Gonzalez and a nephew of Mr. Adrian Sada Trevino. Mr. Andres Yarte Cantu is Mr. Adrian Sada Trevino's son-in-law and Messrs. Adrian Sada Gonzalez's and Federico Sada Gonzalez's brother-in-law, as well as a cousin by marriage of Mr. Tomas Gonzalez Sada. Mr. Gustavo Madero Munoz is a cousin of Mr. Carlos Munoz.

Use of Certain Assets and Services

Certain of our directors and senior managers use certain of our non-material and non-operating assets for personal purposes, and received personal services performed by certain of our personnel, a number of whom are exclusively dedicated to performing such services. See "Item 7. Major Shareholders and Related Party Transactions." The personal use of such properties and receipt of personal services was done in accordance with our Politica de Uso de Activos Restringidos, our use of restricted assets policy, and our Politica de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by our Board of Directors with the opinion of the Audit Committee. The aggregate amount of compensation set forth in "Item 6. Directors, Senior Management and Employees-Directors and Senior Managements-Compensation" includes the cost of granting the use of assets and providing such services.

Compensation

For the year ended December 31, 2006, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 192 million ($17.8 million). This amount includes directors' fees, salaries, the use of certain assets and services, as described above, and variable compensation.

During 2006, we accrued amounts relating to pension and retirement benefits for our senior managers. Our directors were not entitled to pension or retirement benefits from us during 2006. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See "Item 6. Directors, Senior Management and Employees-Directors and Senior Management-Compensation-Pension Benefits."

Directors' Compensation

 Pursuant to the Mexican General Law of Corporations, our shareholders, at our annual general ordinary shareholders' meeting held on March 28, 2007, agreed to compensate our directors with three Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders' meeting, the shareholders resolved that the members of each of our Board of Director's committees, other than the Audit Committee's members, shall receive three Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee's members' expanded responsibilities pursuant to recently enacted legislation, the members of such committee receive five Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 15,000. The aggregate amount of compensation set forth in "Item 6. Directors, Senior Management and Employees-Directors and Senior Management-Compensation" includes fees paid to our directors.

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

For the year ended December 31, 2006, we paid Ps. 86 million to our employees under our variable compensation plan mentioned above.

Additionally, during 2006 the Company provided to certain key executives Vitro shares valued at Ps. 49 million ($4.5 million) at the grant date, for the successful completion of our corporate restructuring plan. See "Item 3. Key Information-Recent Developments-Our Corporate Restructuring and Recapitalization."

Employee Stock Option Plan

We maintain an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the BMV of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.

We have not granted any stock options for the last four years. Please refer to Note 15 of our Consolidated Financial Statements.

The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information.

	For the year ended December 31,
	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950
Options cancelled or exercised at December 31, 2006	2,350,000	1,051,500	3,918,650	2,825,625	390,650	3,195,225
Options outstanding December 31, 2006	463,300	1,841,500	933,250	379,175	550,300	1,328,686	4,914,250
Initial Exercise Price	Ps. 31.31(3)	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53
Adjusted Exercise Price at December 31, 2006(2)	Ps. 80.93	Ps. 42.00	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53

* In 2001, we repriced 940,950 options granted in 1998 to Ps. 13.00 per option.

Compensation cost charged against income for the Plan was Ps. 12 million, Ps. 4 million and Ps. 1 million, for 2004, 2005 and 2006, respectively. The aggregate amount of compensation set forth in "-Compensation" does not include the cost of the grant of options under the Plan.

Pension Benefits

Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan's actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. Our weighted-average discount rate was 5.75% for 2004 and 2005 and 5.50% for 2006 as we consider that reflects market interest rate conditions. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted-average of long-term returns on our pension plans were 7.0% for 2004, 2005 and 2006. With respect to the pension plans in the United States, as of December 31, 2006, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2006, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 1,243 million while the related estimated obligations were Ps. 2,041 million. Our aggregate pension expense in 2006 was approximately Ps. 412 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in notes 12 and note 25 to our consolidated financial statements for the years ended December 31, 2005 and 2006.

During 2003, we amended the terms of some of our employees' pension benefits. These changes consisted principally in paying the present value of life-time expectancy in a one-time payment at retirement, instead of monthly payments after retirement.

The assets of our pension plans include 47,472,678 Vitro shares. See "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders."

Severance Benefits

Some of our senior managers are entitled to a severance payment equal to up to three times of their annual base salary, if they cease to be employed by us in connection with a change of control of Vitro, S.A.B. de C.V. This severance benefit is in addition to any severance payment due to such senior manager under Mexican law.

Two of our senior managers are employed by us pursuant to a three-year guaranteed employment contract, one ending in August 2008 and the other on April 2010.

BOARD PRACTICES

According to our by-laws, our shareholders determine the number of directors that will constitute our Board of Directors at a general ordinary shareholders meeting. Our Board of Directors may consist of up to a maximum of 21 members and each member of our Board of Directors is elected at a general ordinary shareholders' meeting for a renewable term of one year. If at the end of the one-year term of office any of our directors is not reelected at a general ordinary shareholders' meeting or if a director resigns and there is no designation of a substitute director or the substitute director has not taken office, then such director will continue to serve for a maximum term of up to 30 calendar days. Thereafter, the Board of Directors may appoint provisional directors who will be ratified or substituted at the next general ordinary shareholders' meeting. At the general ordinary shareholders meeting held on March 28, 2007, our shareholders resolved that our Board of Directors would consist of 16 directors, 10 of whom are independent directors, which means that 62% of our directors are independent, notwithstanding that the Ley del Mercado de Valores, which we refer to as the "Mexican Law of the Securities Market" only requires that a minimum of 25% of directors must be independent. We have no alternate directors. We have not entered into a service contract with any of our directors to provide benefits to such director upon expiration of such director's term of office.

Pursuant to our by-laws, our Board of Directors must meet at least four times per calendar year and must dedicate one such meeting to the analysis of our medium- and long-term strategies. Board meetings usually take place at our principal executive offices however, Board meetings may be held anywhere within or outside of Mexico. For a quorum to exist at a Board meeting, a majority of the directors must be in attendance. The affirmative vote of a majority of the directors present at a duly called Board meeting is required for the adoption of any resolution. Minutes must be prepared after every Board meeting to reflect the resolutions adopted and any relevant discussions that took place. Such minutes must be signed by the Chairman and the Secretary of the Board. Resolutions adopted at Board meetings not conducted in person have the same force and effect as those adopted at Board meetings conducted in person as long as such resolutions are unanimously adopted and confirmed in writing.

Our Board of Directors is authorized to create as many committees as it deems appropriate for the discharge of its duties, in addition to the Corporate Practices Committee and the Audit Committee. To that effect, the Board of Directors has also constituted the Finance and Planning Committee. On April 27, 2007 the Board of Directors reauthorized the charters for each of these Committees, all of which took effect on May 1, 2007.

The Corporate Practices Committee and the Audit Committee must be comprised in their entirety by independent directors, whereas the Finance and Planning Committee may be comprised of any directors that the Board of Directors freely determines. The committees meet as often as necessary and must provide a report of their activities and findings to our Board of Directors either upon the Board's request or at any time the committee deems appropriate, in addition to the annual report of activities of each committee that must be submitted to the Board of Directors, which is subsequently presented to the general ordinary shareholders meeting that reviews the results at the end of every fiscal year.

Consistent with our corporate by-laws, the Mexican Law of the Securities Market and the board and governance practices mandated by the Sarbanes-Oxley Act of 2002, we have established an Audit Committee that is exclusively comprised of members of our Board of Directors who are deem to be independent (as such term is defined under the Mexican Law of the Securities Market, as well as the U.S. federal securities law and the applicable rules and regulations thereunder and the corporate governance rules of the NYSE). Our Audit Committee is responsible for among other matters, verifying that our management is in compliance with its obligations regarding internal controls and the preparation of financial statements. In addition, our Audit Committee is responsible for the appointment, compensation and oversight of our independent external auditors. Our Audit Committee meets regularly with our management and our independent external auditors.

The members of our Audit Committee are Messrs. Gustavo Madero, Jaime Serra Puche, Joaquin Vargas and Manuel Guemez de la Vega. Mr. Gustavo Madero is the President of our Audit Committee. Although none of the members of our audit committee qualifies as an "audit committee financial expert", as such term is defined under Item 401(e) of Regulation S-K,, the Audit Committee and its members are in compliance with Mexico's rules and practice for this type of committee. See "Item 16A. Audit Committee Financial Expert." Additionally the Audit Committee has retained Mr. Alfonso Gonzalez Migoya to serve as a financial expert to the Audit Committee.

The charter of the Audit Committee provides that: (i) the members of the committee (except for its president) must be elected by our Board of Directors, as proposed by the Chairman of the Board of Directors, (ii) the committee must be comprised of at least three independent directors, (iii) the president of the committee must be appointed and can only be removed by shareholders' resolution at a general shareholders meeting, (iv) any two members of the committee may call a meeting through written notice given to the other members of the committee at least five days before such meeting, (v) the committee must meet at least three times per year, (vi) the committee must provide an annual report on its activities to our Board of Directors and to the general ordinary shareholders meeting that reviews the results at the end of every fiscal year, (vii) the attendance of at least a majority of the committee's members is required to constitute a quorum and resolutions shall be adopted by the vote of at least the majority of committee members present at the relevant meeting at which a quorum exists, (viii) resolutions may be adopted without a meeting, provided such resolutions are approved unanimously and confirmed in writing and (ix) the committee must perform such duties as required by law and by our Board of Directors. The charter also provides that the Audit Committee must verify that external audit duties are duly performed and must confirm our compliance with all laws and regulations regarding the reliability, sufficiency and transparency of Vitro's financial statements.

Our Audit Committee has the authority to, among other things: (i) give opinions to the Board of Directors on the following matters, in addition to any other matters the Audit Committee is required to review pursuant to the Mexican Law of Securities Market or which the Board of Directors from time to time may request: a) unusual or sporadic transactions or transactions exceeding certain amounts specified by law, b) guidelines regarding the internal control and internal audit functions of Vitro and the companies controlled by Vitro, c) accounting policies of Vitro, to assure conformity with the accounting principles issued or recognized by the Comision Nacional Bancaria y de Valores, which we refer to as the "CNBV", through its general dispositions, d) Vitro's financial statements and e) engagement of Vitro's external auditor and additional or supplemental related services; (ii) evaluate the performance of the external auditor and analyze opinions (including opinion regarding the sufficiency on our internal control), or reports prepared and issued by the external auditor and supervise the outcome of the disagreements, if any, between Vitro's administration and the external auditor; (iii) discuss Vitro's financial statements with those responsible for preparing or reviewing the financial statements and advise the Board of Directors on its approval, as well as analyze the financial information that is annually rendered to the SEC in the Annual Report on Form 20-F; (iv) inform the Board of Directors of the status of Vitro's internal control and internal audit system, and that of the companies controlled by Vitro, including the identification of irregularities, if any; (v) draft the opinion that the Board of Directors renders regarding the Chief Executive Officer's Annual Report and submit it to the consideration of the Board of Directors for its subsequent presentation to the shareholders meeting, based upon, among other elements, in the opinion of the external auditor; (vi) support the Board of Directors in the preparation of the reports referred to in the Article 28, section IV, paragraphs d) and e) of the Mexican Law of the Securities Market; (vii) supervise the operations referred to in articles 28, section III, and 47 of the Mexican Law of the Securities Market; (viii) request the opinion of independent experts in the cases it deems convenient, or when required pursuant to the Mexican Law of the Securities Market; (ix) request from management and employees of Vitro and of the companies controlled by Vitro, reports regarding the preparation of financial statements or any other as it deems necessary for the fulfillment of its functions; (x) investigate any potential violation that comes to its knowledge on the operations, guidelines and operational policies, internal controls, internal audit and accounting records of Vitro or the companies controlled by Vitro; (xi) receive comments from shareholders, directors, management, employees and in general by any third party regarding the subject matters referred to in (x) above, as well as take the actions that it deems necessary regarding those comments; (xii) supervise that procedures are adequate to receive, process and resolve complaints regarding accounting, internal control or audit, including proceedings for confidential and anonymous complaints of employees; (xiii) report to the Board of Directors any relevant irregularity detected in the course of the fulfillment of its functions and, in its case, of the corrective measures or, proposed measures which must be applied; (xiv) call shareholders meetings and request agenda items to be analyzed by the same, as it deems necessary; (xv) supervise that the Chief Executive Officer executes the resolutions adopted by the shareholders and the Board of Directors at their respective meetings; (xvi) supervise the mechanisms and internal controls that allow the verification of the acts and operations of Vitro and of the companies controlled by Vitro to ensure compliance with applicable law, as well as apply methodologies that allow supervision of such compliance; (xvii) follow up on relevant risks that Vitro and the companies controlled by Vitro are exposed to, based upon information provided to it by the Corporate Practices Committee, the Finance and Planning Committee and any additional committees that may be created by the Board of Directors, the Chief Executive Officer and Vitro's external auditor, as well as to the accounting systems, internal control and internal audit, registry, archive or information of the above; and (xviii) verify that each of the members of the Audit Committee complies at all times with the requirements for director independence.

Our Finance and Planning Committee is currently formed by seven members of the Board: Messrs. Adrian Sada Gonzalez, Carlos Eduardo Represas de Almeida, Tomas Gonzalez Sada, Federico Sada Gonzalez, Jaime Serra Puche, Andres A. Yarte Cantu and Carlos Bremer Gutierrez. Mr. Adrian Sada Gonzalez is the President of our Finance and Planning Committee. Not all of the members of this Committee are "independent directors". The Finance and Planning Committee in accordance with its charter has to perform the following activities: i) Follow up on the compliance of Vitro's budget, ii) follow up on Vitro's Strategic Plan; (iii) analyze periodically the results of the investments made on projects previously approved by the Board of Directors, comparing their return against prior returns submitted to the Board of Directors; iv) support the Board of Directors in the supervision of compliance with investment and financing policies and in the review of financial projections; and (v) render an opinion to the Board of Directors on such matters as the Board of Directors and the Chief Executive Officer may request provided they do not relate to a matters that the Audit Committee and the Corporate Practices Committee must render an opinion, pursuant to the Mexican Law of the Securities Market or its regulations.

Pursuant to the Mexican Law of Securities Market, we have amended our corporate by-laws to establish a Corporate Practices Committee. In accordance with its charter, this committee has to perform the following activities: (i) render an opinion to the Board of Directors about the following matters, in addition to any other matters the Corporate Practices Committee is required to review pursuant to the Mexican Law of the Securities Market or which the Board of Directors from time to time may request: a) determine the policies and guidelines for the use of assets owned by Vitro and the companies controlled by Vitro, b) related party transactions with Vitro and the companies controlled by Vitro, except those which do not require the prior approval of the Board of Directors pursuant to policies and guidelines previously approved by the Board of Directors and those established pursuant to the Mexican Law of the Securities Market, c) the appointment, election and dismissal of the Chief Executive Officer and determination of his or her total compensation, as well as the remuneration of the Chairman of the Board of Directors, d) the establishment of policies for the appointment and total compensation of key management (other than the CEO and the Chairman), e) waiver for a Director, manager or an officer, to engage any business opportunity for their own benefit or that of third parties, which involves Vitro or any companies controlled by Vitro or in which Vitro has a substantial influence, when the amount of the business opportunity is greater than 5% (five percent) of the consolidated assets of Vitro, based upon the figures of the immediately preceding quarter, f) mandatory public offerings of securities for percentages below those determined in section III of article 98 of the Mexican Law of the Securities Market, g) the execution of agreements related to mandatory public offerings with negative and affirmative covenants that benefit the issuer of such offer or Vitro, pursuant to article 100 of the Mexican Law of Securities Market, h) failure to execute mandatory public offerings if Vitro's economic viability is at risk pursuant to section III of article 102 of the Mexican Law of the Securities Market, and i) the determination of the tender price for Vitro's shares, due to the cancellation of the registry of Vitro's securities before the National Registry of Securities (Registro Nacional de Valores), which we refer to as "RNV", pursuant to article 108 of the Mexican Law of the Securities Market; additionally, in the event the Board of Directors adopts any resolutions regarding any of the foregoing matters that are not in accordance with the opinions rendered by the Corporate Practices Committee, this Committee, through its President, shall instruct the Chief Executive Officer to disclose such circumstances; (ii) support the Board of Directors in the preparation of the annual report, which pursuant to paragraph b), article 172 of the Mexican General Law of Corporations must disclose the main accounting and information policies, their rationale and the criteria used in the preparation of the financial information; (iii) support the Board of Directors in the preparation of the annual report that must be submitted at the general shareholder meeting relating to the operations and activities in which the Board of Directors participated during the corresponding fiscal year; (iv) render an opinion on the annual report prepared by the Board of Directors about the performance of key management; (v) approve the general increases in the wages and salaries of the employees and personnel of Vitro and of the companies controlled by Vitro; (vi) supervise the size and configuration of the Board of Directors to ensure that decision making is effective and in compliance with applicable legal provisions mandating that at least 25% of its members are independent and that its number shall not be greater than 21 members; (vii) supervise the compliance of Vitro's social responsibility policies and the disclosure of such compliance, including endowment policies; (viii) review and approve responses to the Questionnaire Regarding Compliance with Recommendations for Better Corporate Practices and informing the Board of Directors of its timely filing; (ix) supervise the application of Vitro's Code of Ethics and propose any amendments it deems necessary; (x) periodically review Vitro's corporate policies and the charters of the Committees to ensure that all of them are consistent and, if necessary, resolve any matter or conflict or inconsistency between any of them; (xi) support the Board of Directors in the development of policies regarding the distribution and communication of information to shareholders and the public markets, as well as the directors and managers of Vitro, that comply with the Mexican Law of the Securities Market; and (xii) coordinate and supervise, together with the support of the Chief Executive Officer, the training of newly-appointed directors to ensure they are provided with all information regarding the background and operations of Vitro, as well as an understanding of the legal and regulatory framework to which the Directors are subject, with a particular emphasis on his or her fiduciary duties of loyalty, diligence and confidentiality.

The Corporate Practices Committee is currently comprised of four independent directors, Mr. Manuel Guemez de la Vega, who was appointed as President of the Committee in a resolution adopted by our shareholders at the general ordinary shareholders meeting held on March 28, 2007, and Messrs. Ricardo Martin Bringas, Carlos Munoz Olea and Alejandro Garza Laguera. Pursuant to the Mexican Law of the Securities Market and our corporate by-laws, this committee must be comprised of at least three independent directors appointed by the Board of Directors, except for its president, who can only be appointed and removed by a shareholders' resolution.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our shares by each of our directors and senior managers as of March 28, 2007, the date of our most recent general ordinary shareholders' meeting.

The voting power exercisable by our directors and senior managers may be greater than the percentage of our shares held by them. See "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders."

Name	Number of Shares Owned	Percentage of Shares Outstanding (5)	Granted Options (6)	Outstanding Options	Exercise Price on Grant Date	Adjusted Exercise Price	Expiration Date
Adrian Sada Trevino	27,664,652(1)(3)	8.14%	90,400	90,400	13.00	N/A	March 2008
Adrian Sada Gonzalez	22,634,357(1)(2)	6.98%	90,400	90,400	13.00	N/A	March 2008
			225,000	225,000	14.88	42.00	March 2009
			430,000	430,000	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	275,000	7.53	N/A	March 2012

Federico Sada Gonzalez	22,301,235(1)(4)	6.78%	90,400	90,400	13.00	N/A	March 2008
			225,000	225,000	14.88	42.00	March 2009
			430,000	107,500	11.00	N/A	June 2010
			550,000	137,500	8.27	N/A	March 2011
			550,000	275,000	7.53	N/A	March 2012
Tomas Gonzalez Sada	*	*	-	-	-	-	-
Andres Yarte Cantu	*	*	-	-	-	-	-
Gustavo Madero Munoz	*	*	-	-	-	-	-
Carlos Represas de Almeida	*	*	-	-	-	-	-
Jaime Serra Puche	*	*	-	-	-	-	-
Carlos Munoz Olea	3,875,000	1.14%	-	-	-	-	-
Joaquin Vargas Guajardo	*	*	-	-	-	-	-
Alejandro Garza Laguera	*	*	-	-	-	-	-
Eduardo Brittingham Summer	*	*	-	-	-	-	-
Manuel Guemez de la Vega
Julio Escamez Ferreiro
Carlos Bremer Gutierrez	*	*	-	-	-	-	-
Ricardo Martin Bringas	*	*	-	-	-	-	-
Claudio Del Valle Cabello	*	*	15,100	15,100	13.00	N/A	March 2008
			28,000	28,000	14.88	42.00	March 2009
			60,000	15,000	11.00	N/A	June 2010
			59,000	14,750	8.27	N/A	March 2011
			60,500	30,250	7.53	N/A	March 2012
Enrique Osorio Lopez	*	*	-	-	-	-	-
Alejandro Sanchez Mujica	*	*	-	-	-	-	-
Hugo Lara Garcia	*	*	-	-	-	-	-
Alfonso Gomez Palacio Gastelum	*	*	54,300	54,300	13.00	N/A	March 2008
			90,000	90,000	14.88	42.00	March 2009
			120,000	30,000	11.00	N/A	June 2010
			130,000	32,500	8.27	N/A	March 2011
			150,000	75,000	7.53	N/A	March 2012

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

(5) For purposes of calculating percentage of shares outstanding, we assumed that the number of our shares outstanding was 341.0 million shares, which is the number equal to our issued shares minus the sum of (i) our shares held as treasury stock and (ii) our shares held by the Stock Option Trust. As of March 28, 2007, approximately 28.3 million of our shares were held as treasury stock and approximately 17.5 million of our shares were held by the Stock Option Trust. For an explanation of why we account for our shares held by the Stock Option Trust as not outstanding, see "Presentation of Certain Information."

(6) The options listed below are options to purchase our shares.

See "Item 6. Directors, Senior Management and Employees-Directors and Senior Management -Compensation-Employee Stock Option Plan" for a discussion of the only arrangement providing our employees with equity-based compensation.

EMPLOYEES

As of December 31, 2006, we employed 22,294 people, more than 70% of whom were located in Mexico.

The following table sets forth, for the periods indicated, the period end and average number of employees of each of our two operating business units and our corporate offices.

	2004		2005		2006
Business Unit	Period End	Average	Period End	Average	Period End	Average
Glass Containers	9,997	10,290	10,296	10,683	12,426	11,918
Flat Glass	9,850	10,096	9,664	9,712	8,998	9,288
Other(1)	610	573	94	210	0	69
Corporate Offices	806	783	823	798	870	819
Total	21,263	21,715	20,877	21,403	22,294	22,094

(1) Other is comprised by Bosco which we sold on April 1, 2005 and our metal flatware business, which were previously included in our Glassware reportable segment.

The following table sets forth, for the periods indicated, our employees by geographic location.

	2004		2005		2006
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	15,667	16,196	15,322	15,902	15,979	16,101
United States	2,756	2,790	2,675	2,684	2,729	2,716
Rest of the world	2,840	2,729	2,880	2,817	3,586	3,277
Total	21,263	21,715	20,877	21,403	22,294	22,094

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

Item 7. Major Shareholders and Related Party Transactions

Unless the context otherwise requires, in the section entitled "Major Shareholders" of this Item 7 the words "we,", "us," "our," and "ours" refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries.

MAJOR SHAREHOLDERS

As of March 28, 2007, the date of our most recent general ordinary shareholders' meeting, 386,857,143 of our shares were issued of which 358,538,074 of our shares were issued and outstanding. See "Item 10. Additional Information-Mexican Corporate Law and By-Laws-Capital Structure." As of such date, 28,319,069 of our shares were held as treasury stock and 17,511,203 of our shares were held by the Stock Option Trust. Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our shares are entitled to vote. However, for accounting purposes, those of our shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding.

We have one class of American Depositary Shares, which we refer to as "ADSs," registered under the Securities Act. Our ADSs are evidenced by American Depositary Receipts, which we refer to as "ADRs," and each of our ADSs represents three Ordinary Participation Certificates, which we refer to as "CPOs." Each CPO represents one of our shares. Our ADSs and CPOs have no voting rights with respect to the underlying shares, but have all the economic rights relating to those shares. The trustee that holds our shares represented by CPOs is required to vote those shares in the same manner as the majority of our shares not so held that are voted in the relevant shareholders' meeting. This has the effect of increasing the voting power of holders of our shares (other than the trustee) in excess of the percentage of our shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our shares outstanding held by them. As of March 28, 2007, 86.2 million of our shares were represented by CPOs.

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

As of March 28, 2007, 47,472,678 shares were held by our pension plan trust. Those shares are treated as outstanding for all purposes.

The following table sets forth our major shareholders and their shareholdings as of March 28, 2007. The shares held by our major shareholders have the same voting as the shares held by any other shareholder.

Name	Shares Outstanding(1)	% of Shares Outstanding(1)(2)
Pension Plan Trust	47,472,678	13.92
Mrs. Maria Nelly Gonzalez de Sada(3)(4)	12,150,011	3.56
Mr. Adrian Sada Trevino(3) (4)	15,514,641	4.58
Mr. Adrian Sada Gonzalez(5)	22,634,357	6.98
Mr. Federico Sada Gonzalez(6)	22,301,235	6.78
Ms. Alejandra Sada Gonzalez	19,146,821	5.61

(1) For purposes of calculating our issued and outstanding shares, we included, when applicable, options granted to the applicable shareholders.

(2) For purposes of calculating the percentage of shares outstanding, we assumed that the number of our shares outstanding was 341,026,871, which is the number equal to our issued shares minus the sum of (i) our shares held as treasury stock and (ii) our shares held by the Stock Option Trust. As of March 28, 2007, 28,319,069 of our shares were held as treasury stock and 17,511,503 of our shares were held by the Stock Option Trust. For an explanation of why we account for our shares held by the Stock Option Trust as not outstanding, see "Presentation of Certain Information."

(3) Mr. Adrian Sada Trevino and his wife, Mrs. Maria Nelly Gonzalez de Sada, together hold 8.14% of our issued and outstanding shares.

(4) Mrs. Maria Nelly Sada de Yarte, her children and her children's spouses collectively hold 10,270,807 of our shares, representing 3.01% of our issued and outstanding shares. Mrs. Maria Nelly Sada de Yarte is the daughter of Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada.

(5) Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Adrian Sada Cueva.

(6) Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

RELATED PARTY TRANSACTIONS

Corporate Airplanes and Certain Other Assets

We lease certain assets, including three airplanes, which are primarily used by certain of our directors and senior managers for business purposes, including meeting with customers and suppliers. Our Politica de Uso de Activos Restringidos, our use of restricted asset policy, is a policy approved by our Board of Directors with the opinion of the Audit Committee which establishes guidelines under which certain of our assets can be used by our directors and senior managers for personal purposes. The Politica de Uso de Activos Restringidos permits certain of our directors and senior managers to use these assets for personal purposes for a specified number of hours per year, subject to certain limitations. If a director's or senior manager's use of these assets for personal purposes exceeds the specified number of hours, that director or senior manager must reimburse us for the cost of operating the assets he uses during the excess time of use. We do not expect that any reimbursement from our directors and senior managers will cover a significant portion of our expenses relating to these assets. See "Item 6. Directors, Senior Management and Employees-Directors and Senior Management-Use of Certain Assets and Services."

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

In 2005 and 2006, the aggregate amounts paid as annual fees for the use of the described real estate was Ps. 13 million ($1.2 million) and Ps. 19 million ($1.7 million), respectively.

Goods Sold to or Purchased from Certain Companies

In the ordinary course of business, we sell flat glass products and glass containers to Distribuidora Prez, S.A. de C.V., Promotora y Comercializadora de Occidente S.A. de C.V. and Nueva Mexicana de Vidrio y Aluminio, S.A. de C.V., whose shareholders are Mr. Manuel Guemez de la Vega and his family. All sales made to these entities are on an arm's-length basis on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. In 2006, the aggregate amount of these sales was Ps. 56 million ($5 million).

From time to time, we purchase paint for industrial equipment from Regio Empresas, S.A. These purchases are made after arm's-length negotiations and on terms and conditions that are no less favorable to us than prevailing terms and conditions in the market. In 2006, the aggregate amount of these purchases was less than Ps. 2.2 million ($0.2 million). As a group, certain of our directors and senior managers own a minority interest of the outstanding shares of common stock of Regio Empresas, S.A. These directors and senior managers are also shareholders of Vitro.

Sale of Real Estate

Tomas Gonzalez Sada, a member of our Board of Directors, purchased an unused parcel of real estate from one of our subsidiaries. The price of the real estate was $5.4 million. We received several offers for the property and Mr. Gonzalez Sada made the highest offer. The decision to sell the property to Mr. Gonzalez Sada through this process was made by our Audit Committee in accordance with its charter at the time.

Item 8. Financial Information

Consolidated Financial Statements

See "Item 18. Financial Statements" and pages F-1 to [F-65] for a copy of our audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006.

On June 16, 2006, we completed the sale of our 51% ownership in Vitrocrisa to the 49% owner Libbey. Vitrocrisa, which was previously presented as one of our reportable segments, is presented as a discontinued operation. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report are presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented on our consolidated balance sheets as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations".

Export Sales

The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2006.

	Glass Containers	% of Consolidated Net Sales	Flat Glass	% of Consolidated Net Sales	Corporate and other(1) eliminations	% of Consolidated Net Sales	Consolidated	% of Consolidated Net Sales
	(Ps. millions)		(Ps. millions)		(Ps. millions)		(Ps. millions)
2006
Domestic sales	Ps. 7,850	58%	Ps. 3,151	25%	Ps. 418	100%	Ps. 11,419	43%
Export sales	3,728	28%	2,399	19%			6,127	23%
Foreign subsidiaries	1,857	14%	7,159	56%			9,016	34%
Total net sales	Ps. 13,435	100%	Ps. 12,709	100%	Ps. 418	100%	Ps. 26,562	100%

2005
Domestic sales	Ps. 7,273	61%	Ps. 2,754	21%	Ps. 497	100%	Ps. 10,524	41%
Export sales	3,266	28%	3,444	27%			6,710	27%
Foreign subsidiaries	1,329	11%	6,760	52%			8,089	32%
Total net sales	Ps. 11,868	100%	Ps. 12,958	100%	Ps. 497	100%	Ps. 25,323	100%

2004
Domestic sales	Ps. 6,806	61%	Ps. 3,391	26%	Ps. 756	95%	Ps. 10,953	43%
Export sales	3,099	28%	3,601	27%	39	5%	6,739	27%
Foreign subsidiaries	1,243	11%	6,233	47%			7,476	30%
Total net sales	Ps. 11,148	100%	Ps. 13,255	100%	Ps. 795	100%	Ps. 25,168	100%

(1) Other is comprised by Bosco which we sold on April 1, 2005 and our metal flatware business, which we previously included in our Glassware reportable segment.

Legal Proceedings

As part of the disposal in August 1996 of Anchor, in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the PBGC a limited guaranty of Anchor's unfunded pension liability. For more information regarding the terms of the guaranty, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-PBGC Matter."

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

On June 20, 2003, the PBGC wrote to us, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of $219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than $122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of our limited guaranty had occurred. Accordingly, in its letter, the PBGC demanded payments pursuant to the term sheet of $7 million on or before August 1, 2003 and of $3.5 million semiannually through August 1, 2011. We intend to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by us. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, we will establish an appropriate accounting reserve. As of this date, we have not established any reserves in connection with such potential liability.

The Company is also involved in a legal proceeding initiated by Urbanizaciones Gamma, S.A. de C.V. ("Gamma") in May 2005 alleging failure on the part of Vitrocrisa, our former joint venture with Libbey, to vacate warehouse space, which was leased to Vitrocrisa by Gamma pursuant to a lease agreement, upon the expiration of the lease term. Pursuant to the terms of the lease agreement, Vitrocrisa vacated the premises upon the expiration of the lease term. Gamma's claim is in the amount of Ps. 2 million per month, starting from December 2003, plus standard penalties and interest as specified in the lease agreement. Pursuant to the sale agreement between the Company and Libbey executed in connection with the sale of Vitrocrisa, the Company agreed to assume responsibility for 81.625% of any damages arising from this legal proceeding, with Libbey assuming responsibility for the remainder of any such damages. We do not believe that the outcome of this litigation, even if not determined in our favor, will have a material adverse effect on our financial position and results of operations.

On December 11, 2006 the shareholders of Vitro Plan concluded the extraordinary meeting upon a second call to approve the merger of Vitro Plan into Vimexico. Vimexico, a subsidiary of Vitro, held a $135 million loan receivable from Vitro Plan. At the meeting, resolutions were adopted approving (a) the merger of Vitro Plan into Vimexico based on financial information as of October 31, 2006, with Vimexico as the surviving entity, and (b) the cancellation upon delivery of existing Vitro Plan stock certificates in exchange for Vimexico stock certificates, using a ratio of 7.19319816 shares of Vimexico common stock per share of Vitro Plan common stock.

Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro. As a result of the merger, Vimexico is a direct 91.8%-owned subsidiary of Vitro. Prior to the merger, Pilkington owned a 35% equity interest in Vitro Plan and, as a result of the merger, owns an 8.2% equity interest in Vimexico. Pilkington voted against the adoption of the shareholder resolutions approving the merger. Under the merger, the outstanding $135 million intercompany indebtedness owed by Vitro Plan was cancelled, reducing the debt of Vimexico, as a surviving party to the merger (excluding any guarantees of the 2012 Senior Notes, the 2017 Senior Notes and the 2013 Senior Notes) to a level that could more readily be supported by its cash flow from operations.

On January 16, 2007, we were served, with a lawsuit from Pilkington challenging the resolutions adopted at the shareholders' meeting at which the merger was approved.

In its initial motion, Pilkington requested that the effectiveness of the merger be suspended pending resolution of the case. The court granted the motion to suspend conditioned upon Pilkington posting a significant bond. Pilkington did not post the bond and instead initiated an appeal seeking to reduce the amount of the bond. We appealed the decision of the court to grant the conditioned suspension. The court of appeals recently granted our appeal and denied the motion to suspend.

The challenge by Pilkington as to the substance of the resolutions adopted by the shareholders is still under review and only the motion to suspend has been denied by appeal. It is likely that Pilkington will continue to pursue its challenge as to the substance of the resolutions until a final decision is issued by the court.

Vitro believes, based on the advice of Rivera, Gaxiola y Asociados, S.C. (our Mexican special litigation counsel), that the merger of Vitro Plan into Vimexico complies with all applicable legal requirements, specifically the by-laws of Vitro Plan and the Mexican General Law of Mercantile Corporations, and that the risk that the merger between Vitro Plan and Vimexico will be voided is minimal.

Litigation will continue until a final decision is issued by the corresponding court.

Dividend Policy

Holders of the majority of our issued and outstanding Shares, acting at a general ordinary shareholders' meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of Vitro's Board of Directors. The Board of Directors, taking into account our financial position generally determines and proposes to the general ordinary shareholders meeting the timing for the payment of the dividends See "Item 3. Key Information-Selected Consolidated Financial Information-Dividends per Share" for the dividends we have paid since 2002.

Significant Changes

Since the date of our annual financial statements no significant change in our financial information has occurred.

Item 9.The Offer and Listing

Unless the context otherwise requires, in this Item 9 the words "we," "us," "our" and "ours" refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.

LISTING DETAILS

We are registered as a public company in Mexico. Our shares are listed on the Mexican Stock Exchange, where they trade under the symbol "VITROA." Our ADSs are listed on the NYSE and trade under the symbol "VTO." On November 29, 2006 Vitro changed its name as approved a general extraordinary stockholders' meeting from Vitro, S.A. de C.V. to Vitro, S.A.B. de C.V. due to a requirement of the Ley del Mercado de Valores, which we refer to as Mexican Law of Securities Market, issued on June 28, 2006. This new law requires every company that is listed on the Bolsa Mexicana de Valores, S.A. de C.V., the Mexican Stock Exchange, which we refer to as the "BMV", to include "Bursatil" (publicly traded) in their legal name or use the letter "B" after S.A.

The following table sets forth, for each year in the five year period ended December 31, 2006, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for our shares.

	BMV Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Year	High	Low	High	Low

2002	Ps. 14.09	Ps. 6.47	$ 4.54	$ 2.08
2003	11.63	7.03	3.10	2.00
2004	14.66	9.75	4.02	2.47
2005	14.58	7.33	4.08	2.07
2006	20.30	8.35	5.55	2.19

(1) Source: Infosel.

(2) Not adjusted for dividends.

(3) Each of our ADSs indirectly represents three of our shares.

The following table sets forth, for each quarter in the three year period ended December 31, 2006, and for the first quarter of 2007, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Year	High	Low	High	Low
2004
First Quarter	Ps. 14.66	Ps. 11.06	$ 4.02	$ 2.90
Second Quarter	14.15	11.50	3.76	2.92
Third Quarter	11.45	9.75	3.02	2.47
Fourth Quarter	12.90	10.06	3.38	2.60
2005
First Quarter	Ps. 12.93	Ps. 9.01	$ 3.45	$ 2.40
Second Quarter	9.90	7.33	2.63	2.07
Third Quarter	14.07	7.90	3.88	2.23
Fourth Quarter	14.58	9.83	4.08	2.71
2006
First Quarter	Ps. 14.55	Ps. 9.90	$ 4.06	$ 2.71
Second Quarter	11.32	8.35	3.10	2.19
Third Quarter	13.62	9.33	3.70	2.51
Fourth Quarter	20.30	12.38	5.55	3.32
2007
First Quarter	Ps. 24.68	Ps. 19.06	$ 6.72	$ 5.16

(1) Source: Infosel.

(2) Not adjusted for dividends.

(3) Each of our ADSs indirectly represents three of our shares.

 The following table sets forth, for each month in the six-month period ended May 31, 2007 and for the first 20 days of June, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV Pesos per Share(1)(2)		NYSE U.S. dollars per ADS(2)(3)
Month	High	Low	High	Low
December 2006	Ps. 20.30	Ps. 14.14	$ 5.55	$ 3.84

January 2007	Ps. 24.68	Ps. 19.06	$ 6.72	$ 5.16
February	24.00	21.79	6.52	5.50
March	24.50	19.97	6.56	5.30
April	26.28	24.47	7.09	6.63
May	28.82	25.49	7.98	6.97
June (through June 20, 2007)	29.60	28.18	8.30	7.82

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

Trading on the New York Stock Exchange

Since November 19, 1991, our ADSs have been listed on the NYSE. Since May 6, 1992, each of our ADSs represents three CPOs issued by a Mexican trust, which we refer to as the "CPO Trust." Nacional Financiera is the trustee for the CPO Trust and we refer to it as the "CPO Trustee." Each CPO represents economic interests, but does not grant voting rights, in one of our shares held in the CPO Trust. The ADSs are evidenced by ADRs. ADRs evidencing ADSs are issued by Bank of New York, as depositary, which we refer to as the "Depositary", pursuant to the Deposit Agreement dated as of June 24, 2005 among Vitro, S.A.B de C.V., the CPO Trustee, the Depositary and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

As of March 28, 2007, approximately 13% of our outstanding shares were publicly held through CPOs and approximately 11% of our outstanding shares were publicly held through ADSs. Holders of ADSs and CPOs have no voting rights with respect to the underlying shares, but have all economic rights relating to those shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as CPO Trustee, is required to vote our shares held by the CPO Trust in the same manner as the majority of our shares that are not so held that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADSs are not able to exercise voting or other rights granted to minorities. However, if a Mexican national acquires CPOs, it may request from the CPO Trustee the cancellation of such CPOs and delivery of the underlying shares.

Item 10.Additional Information.

Unless the context otherwise requires, in this Item 10 the words "we," "us," "our" and "ours" refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.

MEXICAN CORPORATE LAW AND BY-LAWS

Set forth below is a brief summary of certain provisions of our by-laws and applicable Mexican law. This summary does not purport to be complete and is qualified by reference to our by-laws and applicable Mexican law.

General Information and Corporate Purpose

We were incorporated on August 27, 1936 as Fomento de Industria y Comercio, S.A., a corporation (sociedad anonima) formed under the laws of Mexico as the holding company for our then operating companies, among them Vidriera Monterrey, S.A., which was incorporated on December 6, 1909. The incorporation deed was registered on October 3, 1936 in the Registro Publico de la Propiedad y del Comercio de Monterrey, which we refer to as the "Public Registry of Commerce of Monterrey," as entry number 139, volume 82, book 3. On May 9, 1980, we changed our corporate name to Vitro, S.A. and the deed pursuant to which our name was changed was registered in the Public Registry of Commerce of Monterrey on June 9, 1980 as entry number 1,224, volume 117, book 4. We adopted the variable capital corporate form on March 30, 1998 and the deed pursuant to which we adopted such corporate form was registered in the Public Registry of Commerce of Monterrey on April 1, 1998 as entry number 2,091, volume 207-42, book 4. On December 7, 2006 we changed our corporate name to Vitro, S.A.B. de C.V., and the deed number 17,738, pursuant to which our name was changed was registered in the Public Registry of Commerce of Monterrey on December 15, 2006, with the electronic entry number 1062*9

Our corporate domicile is San Pedro Garza Garcia, State of Nuevo Leon, Mexico and our principal executive offices are located at Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico.

Pursuant to the second clause of our by-laws, our principal corporate purposes are (i) to subscribe for, dispose of or acquire shares of capital stock, bonds, obligaciones, certificates, promissory notes, securities granting optional rights and other securities (titulos valor) and other documents issued in series or masa and, in general, to carry on all such transactions permitted by law, (ii) to acquire or offer the shares representing our capital stock in accordance with the applicable law and the policies and resolutions of our Board of Directors regarding the acquisition and placement of shares of our capital stock through the Mexican Stock Exchange or through any other markets in which such shares are listed, (iii) to enter into contracts and transactions of a civil, mercantile, credit or financial nature including derivative transactions, repurchase agreement (reportos) and trusts (fideicomiso) in accordance with applicable law, (iv) to enter into loan agreements and to guarantee (as surety or otherwise), and grant liens to secure, the indebtedness of our subsidiaries and our affiliated or associated companies and, with the approval of our Board of Directors, of any other person, (v) to issue, accept, endorse and guarantee "por aval" negotiable instruments issued by us, our subsidiaries and our associated or affiliated companies and, with the approval of our Board of Directors, of any other third party, (vi) to render all kinds of services and to carry out analyses and studies with respect to the promotion, enhancement and restructuring of our subsidiaries and our associated or affiliated companies, (vii) to acquire, transfer, enlarge, modify, repair, maintain, administer, dispose of and lease such tangible property, real estate or derechos reales and derechos personales necessary for our operation and (viii) generally, to enter into agreements, to carry out transactions and to perform all acts necessary or convenient for the achievement of our fundamental corporate purposes.

Directors' and Shareholders' Conflict of Interest

The provisions of Mexican law described below govern issues relating to conflicts of interests that may arise between us, on the one hand, and our directors, the Secretary of the Board of Directors, and shareholders, on the other. Clause 42 of our by-laws states that any issue not expressly provided for in our by-laws will be governed by the Mexican Law of the Securities Market and Mexican General Law of Corporations. Pursuant to article 34 of the Mexican Law of the Securities Market, any of our directors or the Secretary of the Board of Directors who has a conflict of interest with us with respect to a transaction must disclose such fact to our other directors, must not be part and abstain from any discussions or voting on such transaction. Article 37 of the Mexican Law of the Securities Market states that any of our directors that does not comply with the requirements described in the immediately foregoing sentence will be liable to us for any damages suffered by us arising out of such transaction.

Under article 52 of the Mexican Law of Securities Market, any of our shareholders that has a conflict of interest with us with respect to a transaction must abstain from voting on such transaction. Any of our shareholders that does not comply with the requirement described in the immediately foregoing sentence will be liable to us for any damages suffered by us arising out of such transaction, but only if the transaction would not have been approved without such shareholder's favorable vote.

Related Party Transactions and Certain Other Transactions

Pursuant to article 28 of the Securities and Market Law and article 29 of our by-laws, our Board of Directors must approve, with the previous opinion of the Corporate Practices Committee the transactions between Vitro or its subsidiaries and our related parties.

Pursuant to article 29 section 14 (c) of our by-laws, our Board of Directors must approve, with the previous opinion of the corresponding Corporate Practices Committee the unusual or sporadic transactions or the transactions involving (i) the acquisition or disposition of 5% or more of our consolidated assets, (ii) guarantees or loans in an amount exceeding 5% of our consolidated assets. Investments in debt securities will be excluded if they comply with the corresponding Board of Directors' policies. Pursuant to article 29 section 14 (b) of our by-laws, no Board of Directors' approval is needed in the following transactions, so long the policies and guidelines approved by the Board of Directors are followed: (i) transactions where the amount involved is not material to the Company or our subsidiaries, (ii) transactions among the Company and its subsidiaries made in the ordinary course of business, at fair market value or appraised by external independent appraisals and (iii) transactions with employees, so long as they are made on an arms length basis or as part of their labor fringe benefits.

In addition, our by-laws require that our key executive directors ("Key Executive Directors") obtain the authorization from our Board of Directors with the prior approval of our Audit Committee to enter into any transaction with Vitro or its subsidiaries outside the ordinary course of business.

Our Business Conduct and Professional Responsibility Code requires our employees to disclose any circumstance which is or appears to be a conflict of interest between our employees and us.

Directors' Compensation

Article 13 and 22 of our by-laws and article 181 of the Mexican General Law of Corporations require that a majority of our shares present at the annual general ordinary shareholders' meeting determine our directors' compensation for the immediately subsequent year.

Capital Structure

As a sociedad anonima bursatil de capital variable, a portion of our capital must be fixed capital and we may have variable capital.

Our fixed capital amounts to Ps. 324 million, represented by 324,000,000 of our class I Series A shares and our variable capital amounts to Ps. 63 million, represented by 62,857,143 of our class II Series A shares.

Pursuant to our by-laws and Mexican law, our shares may be held only by Mexican investors. However, non-Mexican investors may acquire an economic interest in our shares by holding CPOs. Any acquisition of our shares by non-Mexican investors in violation of our by-laws or Mexican law would be null and void. See "Item 10. Additional Information-Mexican Corporate Law and By-Laws-Description of CPOs."

Share Registration and Transfer

Our shares are evidenced by share certificates in registered form. Our shareholders may hold their shares in the form of physical certificates or indirectly through institutions that have an account with S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., which we refer to as "Indeval." Brokers, banks or other entities approved by the CNBV, which we collectively refer to as "Indeval Depositors," may maintain accounts at Indeval. We maintain a registry of our shareholders who have either received physical certificates evidencing our shares or are holding our shares through an Indeval Depositors. Only persons listed in such registry and persons holding statements issued by Indeval or an Indeval Depositor evidencing ownership of our shares will be recognized as our shareholders.

Voting Rights; Preferences and Restrictions

Although at least 50% of our outstanding shares acting at a general extraordinary shareholders' meeting must approve the issuance of new series or classes of our common stock, whose terms may contain certain preferences or impose certain restrictions, no such series of our common stock has been issued. Each of our shares entitles the holder thereof to one vote at each of our general shareholders' meetings. However, the holders of CPOs or ADSs are not entitled to the voting rights appurtenant to our shares underlying their CPOs or ADSs. For a detailed description of this limitation, see "Item 10. Additional Information-Mexican Corporate Law and By-Laws-Description of CPOs."

So long as our shares are registered at the Securities Section of the RNVwe may not issue shares of common stock that do not grant a right to vote or limit other corporate rights without the approval of (i) the CNBV and (ii) at least 50% of our outstanding shares acting at a general extraordinary shareholders' meeting. Pursuant to article 7 of our by-laws, there may not exist outstanding shares of our common stock whose terms are different than the terms of our shares in excess of 25% of outstanding capital stock provided however, that the CNBV may authorize the increase of the foregoing limit by an additional 25% of our outstanding capital stock, which the CNBV considers that are actually trading and provided further that such additional shares must be non voting or otherwise restricted shares and must be converted into our common shares within five years of their issuance.

Dividends

At each of our annual general ordinary shareholders' meeting, our CEO must submit our consolidated financial statements for the previous fiscal year, together with the external auditors' opinion, to our shareholders for their consideration and approval. If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by Mexican FRS. Thereafter, a majority of our shareholders present at such annual general ordinary shareholders' meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the repurchase of our shares or for the creation of other reserve funds.

Those of our shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Those of our shares that are partially paid are entitled to share in a dividend or distribution in the same proportion that such shares have been paid at the time of the declaration of such dividend or distribution. In accordance with the Codigo de Comercio, which we refer to as the "Mexican Code of Commerce," our shareholders have five years to claim their dividends, beginning on the date the dividends are declared payable. If the dividends are not claimed during such period, a shareholder's right to the dividend is extinguished. For a description of dividend rights applicable to holders of CPOs, see "Item 10. Additional Information-Mexican Corporate Law and By-Laws-Description of CPOs."

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

Employee's Mandatory Share in the Company's Profits

Pursuant to Mexican law, each of us and our subsidiaries with employees must pay to such employees 10% of the previous year's taxable income of such entity (as computed for these purposes), pursuant to such law. Please refer to note 19 of our consolidated financial statements included elsewhere in this annual report.

Capital Reduction

Our shares are subject to redemption in connection with a reduction in our capital. Our capital may be reduced in the following situations: (i) to absorb losses, (ii) to return paid-in capital to shareholders, (iii) to redeem our shares with retained earnings, (iv) to release shareholders with respect to subscribed but unpaid shares, (v) upon the exercise of the right of severance (derecho de separacion) and (vi) upon a purchase of our shares conducted in accordance with article 8 of our by-laws. In each case, the fixed capital reduction must be approved by at least 50% of our outstanding shares acting at a general extraordinary shareholders' meeting. The reduction of variable capital must be approved by majority in the general ordinary shareholders'meeting.

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

Pursuant to article 136 of the Mexican General Law of Corporation, ff we redeem our shares as described in clause (iii) of the foregoing paragraph, such redemption must be effected through: (i) the acquisition of such shares pursuant to public offer made on the Mexican Stock Exchange, or if a price and offer terms were determined by our shareholders, acting at a general extraordinary shareholders' meeting or, our Board of Directors acting on their behalf by lot before a Notary Public or an authorized mercantile official (corredor titulado) or (ii) pursuant to clause 9 of our bylaws, on a pro rata basis among all of our outstanding shares, so that after the redemption is made, each of our shareholders will have the same ownership percentage of our outstanding shares that he, she or it had before the redemption. The redeemed shares must be canceled and our capital stock must be reduced accordingly.

A capital reduction described in clause (iv) of the foregoing paragraph must be published three times in the official gazette of our corporate domicile, which is currently San Pedro, Garza Garcia, Nuevo Leon, allowing at least ten days after each publication.

In the event of a capital reduction described in clause (v) of the foregoing paragraph, such capital reduction must be made in accordance with article 206 of the Mexican General Law of Corporations and at a price equal to the proportional value of our assets.

Purchase by us of our Shares

We may also decrease the number of outstanding shares by purchasing our shares in the Mexican Stock Exchange at prevailing market prices. Purchases would have the effect of reducing either (i) shareholders' equity or (ii) paid-in capital. In accordance with our by-laws and the terms of article 56 of the Mexican Securities Exchange Law, we may acquire our shares through the Mexican Stock Exchange, at the current market price, provided that such purchase is accounted for either (i) as a reduction of our shareholders' equity (if we choose to cancel the purchased shares) or (ii) as a reduction of our paid-in capital (if we choose to hold the purchased shares as treasury stock).

Our shareholders, acting at our annual general ordinary shareholders' meeting, must resolve, for each year, the maximum amount we may use to purchase our shares. The aggregate amount we may use to purchase our shares may not exceed our cumulative retained earnings. Our Board of Directors may recommend to our annual general ordinary shareholders' meeting the maximum amount we may use to purchase our shares.

Purchase Obligation

In accordance with our by-laws, if our registration with the RNV is canceled, whether by request of the CNBV or by our initiative with the prior approval of an extraordinary shareholders' meeting, the shareholders holding a 95% of our shares (with or without the right to vote) must make a public offer to purchase all other outstanding shares prior to effectiveness of such cancellation. In addition, if less than all of the outstanding shares are sold pursuant to the public offer to purchase, such shareholders must place in trust, for at least six months, the amount necessary to purchase all other outstanding shares.

The price at which such shares must be purchased is the higher of (i) the average closing quotation price made for the 30 trading days prior to the date at which the purchase will become effective, during a period which shall not be greater than six months and (ii) the book value per share, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange. If the numbers of days on which the shares have been traded during the period set forth in the preceding paragraph is less than 30 days, the number of days on which the shares were effectively traded shall be used instead for purposes of calculating the purchase price of the shares and if no trades were was made during such period the purchase must be done at book value. Notwithstanding the foregoing, the shareholders holding a majority of our shares having the right to make decisions, regardless their voting right at general shareholders' meetings are not required to make such public offer if 95% of our shares present at the relevant general shareholders' meeting approve the delisting of our shares from the Mexican Stock Exchange.

If there is one or more series of shares trading, the average closing quotation price mentioned above must be calculated for each series and the price at which such shares must be purchased must be the highest average closing quotation price.

Capital Increase; Preemptive Rights

At least 50% of our outstanding shares acting at a general extraordinary shareholders' meeting may authorize an increase of the fixed portion of our capital and a majority of our shares present at a general ordinary shareholders' meeting may increase the variable portion of our capital. Capital increases and decreases must be recorded in our Libro de Variaciones de Capital, which we refer to as the "Variations of Capital Stock Book". An increase in our capital cannot be effected if the shares representing our then existing capital have not been paid in full. Our capital may be increased either through (i) contributions made by existing or new shareholders, (ii) the capitalization of share-related premiums or advances previously made by our shareholders, (iii) the capitalization of retained earnings or valuation reserves or (iv) the capitalization of our indebtedness.

In the event of a capital increase, a holder of issued and outstanding shares has a preferential right to subscribe for a sufficient number of our shares to maintain such holder's existing proportional holdings of our shares. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Periodico Oficial del Estado de Nuevo Leon. Under Mexican law, such preferential rights may be assigned.

Pursuant to article 53 of the Mexican Law of Securities Market , our shareholders are not entitled to preferential rights to subscribe for our authorized but unissued shares issued in connection with a public offering.

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

Shareholders' Meetings and Resolutions

General shareholders' meetings may be ordinary meetings or extraordinary meetings. General extraordinary meetings are those called to consider (i) those matters specified in Article 182 of the Mexican General Law of Corporations, (ii) redemption of our shares with retained earnings, (iii) approval of the maximum amount of capital increase and the terms of the issuance of treasury shares pursuant to the Mexican Law of the Securities Market (iv) cancellation of the registration of our shares with the Securities Section of the RNV, which shall be approved by at least 95% of our outstanding shares with or without vote and the previous approval of the CNBV (v) authorization of clauses that prevent the acquisition of shares that grant the control either directly or indirectly to third parties of our shares as established in the Mexican Law of the Securities Market so long as 5% of the present shares do not vote against it and (vi) any other matter stated in the applicable law and the bylaws. General shareholders' meetings called to consider all other matters, including increases and decreases of the variable portion of our capital, are ordinary meetings.

A general ordinary shareholders' meeting must be held at least once a year within the first four months following the end of the prior fiscal year. The annual general ordinary shareholders' meeting is held every year to discuss (i) the annual reports of the Corporate Practices Committee, the Audit Committee and any other Committee of the Board of Directors, (ii) the CEO's annual report including the external auditors audited financial statements (iii) the Board of Directors opinion on the CEO's annual report, (iv) the report referred to in article 172 section b) of the Mexican General Law of Corporations, which shall include the principal policies and accounting criteria used in the preparation of the financial information, (v) the report on the activities and operations where the Board of Directors was involved pursuant to the Mexican Law of Securities Market, (vi) the application of the balance of the profit and loss statement, (vii) the maximum amount of resources that may be used for the acquisition of shares or negotiable instruments representing such shares with the limitation that the total amount may not exceed the total amount of net earnings, including the retained earnings, (viii) the appointment and removal of the members of our Board of Directors , the qualification of their independence and their compensation and (ix) the appointment or removal of the President of the Corporate Practices Committee and of the President of the Audit Committe A general ordinary shareholders' meeting may be called and held at any time to (i) to approve the transactions made by the Company or its subsidiaries during the fiscal year, if the transaction represents 25% or more of the consolidated assets according to the financial statements of the immediately previous quarter and that due to their terms may be consider as one transaction in the understanding that at such stockholders meeting all holders of shares may vote whether their vote is limited or not, (ii) to approve an increase or decrease of the variable portion of our capital, with the obligation of formalizing the resolution before the public notary, except as provided in clause eighth of our by-laws and (iii) any other matter where the General Extraordinary Shareholders Meeting is not competent or any matter established in the applicable law or our bylaws. At any such general ordinary shareholders' meeting, any shareholder or group of shareholders holding 10% or more of our outstanding shares may appoint one of our directors. A majority of our shares present at the annual general ordinary shareholders' meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year. The directors elected at the annual general ordinary shareholders' meeting serve for a renewable term of one year. If at the end of the one year term of office any of our directors is not reelected at the annual general shareholders' meeting or if a director resigns and there is no designation of a substitute or the most recently elected one has not taken office, then the prior director will continue to serve for up to a maximum term of 30 calendar days. Thereafter, the Board of Directors may appoint provisional directors that will be ratified or substituted at the next shareholders' meeting.

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

General shareholders' meetings may be called by (i) our Board of Directors through its President or Secretary, by the Corporate Practices Committee, or the Audit Committee , (ii) 10% of our shares entitled to vote at such meeting by means of a request to the President of our Board of Directors, the President of the Corporate Practices Committee or the President of the Audit Committee to call such a meeting, (iii) a Mexican court if our Board of Directors or the Corporate Practices Committee or Audit Committee does not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders' meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders' meeting within such two year period: (a) the annual report of our CEO regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and qualification of their independence (d) the compensation of our directors, (e) the annual reports on activities performed by the Committees, (f) Board of Directors' reports on operations and activities where the latter intervened during the year, (g) Board of Directors' report pursuant to article 172 paragraph b) of the Mexican General Law of Corporations, (h) report on tax compliance and (i) appointment of the Presidents of the Audit and Corporate Practices Committees. Notice of general shareholders' meetings must be published in the Periodico Oficial del Estado de Nuevo Leon or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders' meeting. Only shareholders who have either deposited shares at our offices or who present statements issued by Indeval or an Indeval Participant evidencing ownership by such person of our shares will be admitted as a shareholder to a general shareholders' meeting. In order to attend and participate in a general shareholders' meeting, each shareholder must obtain from our Secretary a certificate acknowledging his, her or its status as a shareholder at least 48 hours before the date of the general shareholders' meeting. A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.

Under article 51 of the Mexican Law of the Securities Market, at least 20% of our shares entitled to vote on a particular matter may oppose in court any shareholder action with respect to such matter, by filing a complaint with a court of law within 15 days after the adjournment of the general shareholders' meeting at which such action was adopted. Such relief is only available to holders (i) who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, voted against it.

Under article 38 of the Mexican Law of the Securities Market, we must initiate an action for civil liabilities against one or more of our directors upon the approval of a resolution of our shareholders to that effect. If our shareholders approve such a resolution, the persons against whom such action is brought will immediately cease to be one of our directors. Additionally, at least 5% of our outstanding shares may directly initiate such an action against our directors.

Asset Acquisitions and Divestitures

Pursuant to our by-laws, our Board of Directors has the exclusive and non assignable power to approve transactions involving (i) the acquisition or disposition of 5% or more of our total assets and (ii) guarantees by us in an amount exceeding 5% of our total assets.

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

Dividends, Other Distributions and Preemptive and Other Rights

Holders of CPOs are entitled to receive the economic benefits related to the shares underlying such CPOs, including those dividends or distributions approved by our shareholders, and to receive the proceeds from the sale of such shares at the termination of the CPO Trust Agreement. See "Item 10. Additional Information-Mexican Coporate Law and By-Laws-Termination of the CPO Trust." The CPO Trustee, through Indeval, will distribute cash dividends and other cash distributions received by it with respect to our shares held in the CPO Trust to the holders of the CPOs in proportion to their respective holdings in the same currency in which they were received. Dividends paid with respect to our shares underlying CPOs will be distributed to CPO holders by Indeval on the business day following the date on which Indeval receives the funds on behalf of the CPO Trustee.

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

MATERIAL CONTRACTS

Divestitures

 See "Item 4. Information on the Company-Business-Strategic Sales of Non-Core Businesses", for a summary of the terms of the agreements governing the divestiture of certain of our subsidiaries.

Indebtedness

See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Indebtedness" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Off-Balance Sheet Arrangements" for a summary of the terms of the agreements and instruments governing our and our subsidiaries' material indebtedness.

Off-Balance Sheet Arrangements

See "Item 5. Operating and Financial Review and Prospects-Off-Balance Sheet Arrangements" for a description of our and our subsidiaries' off-balance sheet arrangements.

___________________

EXCHANGE CONTROLS

 See "Item 3. Key Information-Risk Factors-Changes in the relative value of the peso to the U.S. dollar and the Euro may have an adverse effect on us."

MATERIAL TAX CONSEQUENCES

The following summary contains a description of material U.S. federal income tax and Mexican federal income tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs by a holder who or which is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs or CPOs. This discussion does not purport to be a description of all of the possible tax considerations that may be relevant to the purchase, ownership, sale or other disposition of our ADSs or CPOs.

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

For purposes of this summary, the term "Non-Resident Holder" means a holder that is not a resident of Mexico and does not hold our ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican tax law, an individual is a resident of Mexico if he or she has established his or her domicile in Mexico, or if he or she has another domicile outside Mexico but his or her "center of vital interest" (as defined under the Mexican Fiscal Code) is located in Mexico. In addition to certain other circumstances, it is considered that the "center of vital interests" of an individual is located in Mexico, if more than 50% of that person's total income during a calendar year originates from within Mexico and/or the individual's main center of professional activities is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate that he or she is not a tax resident. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management located in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

United States Federal Income Taxation

The following summary of United States federal income taxes is based on United States federal income tax laws in force on the date on which this annual report is filed, which laws are subject to change, possibly with retroactive effect. It describes the material United States federal income tax consequences of the purchase, ownership, sale or other disposition of our ADSs or CPOs, as the case may be, by:

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

To the extent that distributions paid by us with respect to the underlying shares do not exceed our earnings and profits ("E&P"), as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital by both individual and corporate United States Holders to the extent of each such United States Holder's basis in our ADSs or CPOs they hold, and will reduce such United States Holder's basis in such ADSs or CPOs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of such ADSs or CPOs). To the extent that the distributions exceed the United States Holders' basis in our ADSs or CPOs they hold, each such individual or corporate United States Holder will be taxed as having recognized gain on the sale or disposition of such ADSs or CPOs. See "Item 9. The Offer and Listing-Markets-Our ADSs, CPOs and shares-Taxation of Sale or Other Disposition."

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

In addition, Mexico has in effect similar tax treaties with Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, Denmark, Ecuador, Finland, France, Germany, Greece, Indonesia, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Netherlands, Norway, Poland, Portugal, Romania, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

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

You may access and read our SEC filings through the SEC's Internet site at http://www.sec.gov. This site contains reports and other information that we file electronically with the SEC.

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

Vitro, S.A.B. de C.V.

Ave. Ricardo Margain Zozaya 400,

Col. Valle del Campestre, San Pedro Garza Garcia,

Nuevo Leon, 66265 Mexico

Attention: Investor Relations Department

Telephone number: (52-81) 8863-1200

You may obtain additional information about us through our web site at http://www.vitro.com. The information contained therein is not part of this annual report.

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
Director Independence. Majority of board of directors must be independent. 303A.01

Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a Board of Directors in which at least 25% of its members must be independent as defined under the Mexican Securities Market Law. However, Vitro has a Board of Directors composed of sixteen members, out of whom ten are independent, this is, 62.5% are considered independent directors. The Ordinary Shareholders Meeting is required to make a determination as to the independence of our directors and the CNBV has a term of 30 days to challenge such determination. The definition of independence under Mexican law differs from the NYSE standards. Under Article 26 of the Mexican Securities Market Law, a director is not independent if such director is:

(i) Key Executive Directors, an employee or the subsidiaries of the Company (one year cooling off period); ;
(ii) a person who has a significant influence or authority over the Company or the Company's subsidiaries;
(iii) a shareholder who is part of the control group of the Company

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represents more than 10% of the client's or supplier's total sales or purchases. A debtor or creditor is considered important whenever its loan or credit from to the company represents more than 15% of the debtor's or creditor's total assets;

(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;
(vi) a CEO or other high ranking officer of another company in which the issuer's CEO or other high ranking officer is a member of the Board of Directors; or
(vii) a "family member" related to any of the persons mentioned above in (i) through (iv).
"Family member" includes a person's relative of up to four degrees of consanguinity, affinity or civil, or a person's spouse or partner, in the case of (i) and (iv) above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. Also, 303A.03requires a process for interested parties to communicate their concerns to non-management directors.

Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of entirely independent directors is required. The committee must have a written charter specifying the purpose, duties and evaluation procedures of the committee. 303A.04

Nominating Committee. We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Securities Market Law. However the charter of the Corporate Practices Committee provides that this Committee shall supervise the composition of the Board and ensure compliance with the maximum number of members and with the minimum number of independent directors, as provided by Mexican law.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. 303A.05

Compensation Committee. The relevant compensation matters are brought to the attention of the Corporate Practices Committee, such as the (i) appointment and removal of the CEO and his or her total compensation, as well as the total compensation of the Chairman of the Board of Directors; (ii) approval of the policies for the appointment and total compensation of the other Key Executive Directors and (iii) approval of the maximum percentage of wages and salary increases per year.

Our committee does not produce a report on executive compensation.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. 303A.06, 303A.07.

The audit committee must be composed of a minimum of three independent drectors, one of whom must have accounting or related financial management expertise. The committee must have written charter specifying the purpose, duties and evaluation procedures of the committee. Additionally, listed a company must have an internal audit function to assess risk management processes and the company's system of internal control.

Audit Committee. We have an audit committee of four members plus a non-member financial expert. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to a written charter adopted by our Board of Directors.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. 303A.08 , 312.03 & 312.04

Equity Compensation Plans. Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

Shareholder Approval for Issuance of Securities. Shareholder approval is required, subject to limited exceptions, for issuance of common stock, or of any securities convertible into or exercisable for common stock (even if not listed on the NYSE), (1) to a director, officer or substantial security holder of the company (each, a "Related Party"), (2) to a subsidiary, affiliate or other closely-related person of a Related Party, (3) to a company or entity in which a Related Party has a substantial interest, if the number of shares of common stock, or securities convertible or exercisable for common stock exceeds one percent of the nymber of shares of common stock or one percent of the voting power outstanding before such issuance, (4) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance, (5) that will increase the number of outstanding shares of common stock by at least 20% of the number of outstanding shares before such issuancer or (6) that will result in a change of control of the issuer. 312.03(b)-(e) & 312.04

Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics are required, with prompt disclosure of any waiver for directors or executive officers. The guidelines and code must be disclosed and publicly available and the code must contain compliance standards and procedures that will facilitate the effective operation of the code. 303 A.09 & 303A.10

Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. Our Corporate Practices Committee monitors the applicability of our code of ethics, and may propose amendments to the same, according to its charter. A copy of our code of ethics is available on our web site: www.vitro.com.

Solicitation of Proxies. Solicitation of proxies and provision for proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. 402.01 & 402.04-.06

Solicitation of Proxies. Pursuant to the provisions of the Mexican Securities Law, beginning on the date when the notice to the shareholders meeting is published, we immediately and free of any charge, make available to the shareholders the documents and information related to each item of the meeting agenda.

Likewise, pursuant to the Mexican Securities Law, in order for the shareholders to be represented in the shareholders meetings, we elaborate and make available to them power of attorney forms that contain at least: a) The name of the Company, the items of the agenda and some blank spaces to be filled in by the shareholders to instruct their representatives how to exercise such power of attorney.

Website Requirements. The company must maintain a website that includes printable versions of board committee charters, corporate governance guidelines and the code of business conduct and ethics. Additionally, a foreign private issuer must include on its website English language disclosure of significant differences between its corporate governance practices and the NYSE standards.

Website Requirements. Pursuant to the applicable Mexican Law, we are not required to maintain printable versions of any document at our website nor information of significant differences between our corporate practices and NYSE standards. Additionally, we are not required to have information available other than in Spanish.  Under Mexican Law, we are required to maintain an updated website in Spanish that includes our current bylaws, our annual and quarterly reports and compliance report with the corporate governance code (codigo de mejores practicas corporativas), material corporate restructuring and information about relevant events. Additionally, our website contains Spanish printable versions of the charters of the Corporate Practices Committee, the Audit Committee and the Finance and Planning Committee as well as of the compliance report with the corporate governance code and of the code of ethics. We also have available at our website the English version of the significant differences between our corporate governance practices and the NYSE standards.

AVAILABLE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at www.sec.gov and at our web site at http://www.vitro.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11.Quantitative and Qualitative Disclosures About Market Risk

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

Debt Subject to Market Risk

The table below sets forth information, as of December 31, 2006, regarding our debt obligations with maturities originally extending for more than one year and that are sensitive to changes in interest rates or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal payments according to their respective maturity dates. The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (for example, the 2013 Senior Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument. The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2006.

Expected Maturity Date	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(1)	Ps. 5	Ps. 6	Ps. 7	Ps. 7	Ps. 8	Ps. 8,767	Ps. 8,801	Ps. 9,310
Weighted-average coupon	10.81%
Floating-Rate Debt:
Dollar-denominated(1)	Ps. 20	Ps. 37	Ps. 87	Ps. 34	Ps. 35	Ps. 2,257	Ps. 2,470	Ps. 2,470
Weighted-average interest rate...	LIBOR plus 4.82%
Euro-denominated(2)	Ps. 24	Ps. 20	Ps. 0	Ps. 2	Ps. 2	Ps. 10	Ps. 58	Ps. 58
Weighted-average interest rate	Euribor plus 1.02%
Peso-denominated	Ps. 0	Ps. 567	Ps. 150	Ps. 0	Ps. 0	Ps. 0	Ps. 717	Ps. 717
Weighted-average interest rate	CETES plus 4.10%

(1) The principal amount of our dollar-denominated debt was translated to pesos at Ps.10.8116 per U.S. dollar, the Free Exchange Rate as of December 31, 2006.

(2) The principal amount of our euro-denominated debt was translated at 14.2680 per euro, the exchange rate as of December 31, 2006.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our floating-rate debt obligations. In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating-rate debt.

On June 2005, we entered into two new interest rate swaps with a starting nominal amount of $282 million, which will decrease quarterly as agreed with our counterparty. The swaps will hedge the average of our Libor based debt with the effect of converting it into fixed interest rate debt at an average rate of 4.0535% starting January 2006 through December 2007. This swap has an extendible option that our counterparty can exercise for two more years. As of December 31, 2006, the fair value of these instruments was an asset of $2.0 million.

	Notional Amount (million)	Company pays interest rate	Company receives interest rate	Period	Fair value
Libor interest rate options:					(million)
Purchase calls	$ 154.5	4.10%	Libor 3M	January to December 2007	$ 1.7
Purchase calls	$ 42.2	4.10%	Libor 6M	January to December 2007	$ 0.3
Total interest rate options					$ 2.0

In July 2006, we entered into an interest rate swap, in which the Company exchanged fixed rate payments denominated in US dollars at 10.75% for a floating rate (TIIE + 2.79%) denominated in Mexican pesos, for a nominal amount of $250 million, starting July 2006 through July 2011. As of December 31, 2006, the fair market value of this instrument was an asset of $6.2 million.

In July 2006, we entered into an interest rate swap, in which the Company exchanged fixed rate payments denominated in US dollars at 11.75% for a floating rate (TIIE + 3.90%) denominated in Mexican pesos, for a nominal amount of $225 million, starting July 2006 through November 2013. As of December 31, 2006, the fair market value of this instrument was an asset of $7.8 million.

	Notional Amount (million)	Company pays interest rate (MXN)	Company receives interest rate (USD)	Period	Fair value
Cross Currency Swaps:					(million)
Purchase of swaps	$ 250.0	TIIE + 2.79%	10.75%	January 2006 to July 2011	$ 6.2
Purchase of swaps	$ 225.0	TIIE + 3.90%	11.75%	January 2006 to November 2013	$ 7.8
Total cross currency swaps					* $ 14.0

*Amounts net of payment provisions from the counterparty of $13.2 million

In February 2007, we entered into a cross currency swap mainly to hedge future interest payments and our exposure to U.S. dollar exchange rate variations derived from the $1.0 billion financing transaction. See "Item 3. Key Information-Recent Developments-Corporate Restructuring and Recapitalization." Through this derivative financial instrument we exchange fixed rate payments denominated in US dollars for a floating rate (TIIE based) denominated in Mexican pesos and a fixed currency exchange, and the counterparty agreed to exchange fixed rate payments denominated in U.S. dollar.

Foreign Currency Exchange Rate Risk

Our exposure to market risk associated with changes in foreign currency exchange rates. In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. The table below sets forth information, as of December 31, 2006, regarding our currency swaps and options, which expire in 2007 used to hedge our exposure to U.S. dollar exchange rate risk.

Currency Exchange Options	Notional Amount	Fair Value
(million)
Options covering dollar-denominated debt:
Receive in USD	$ 21	$ 0.1
Pay in pesos	Ps. 227	Ps. 1.2

In August 2006, we entered into a structured collar, with a floor at a price of 10.28 pesos per dollar and a cap at 11.28 pesos per dollar, starting March 2007 through November 2007. As of December 31, 2007, the fair value of this instrument was zero.

In October 2006, we entered into a structured collar, with a floor at a price of 10.40 pesos per dollar and a cap at 11.45 pesos per dollar, starting March 2007 through November 2007. As of December 31, 2007, the fair value of this instrument was a liability of $0.03 million.

In October 2006, we entered into a currency cap, with cap price at $11.31 pesos per dollar, starting March 2007 through November 2007. As of December 31, 2007, the fair value of this instrument was an asset of $0.05 million.

In October 2006, we entered into a currency cap, with cap price at $11.16 pesos per dollar, starting March 2007 through November 2007. As of December 31, 2007, the fair value of this instrument was an asset of $0.08 million.

In February 2007, we entered into a cross currency swap mainly to hedge future interest payments and our exposure to U.S. dollar exchange rate variations derived from the $1.0 billion financing transaction. Through this derivative financial instrument we exchange fixed rate payments denominated in US dollars for a floating rate (TIIE based) denominated in Mexican pesos and a fixed currency exchange, and the counterparty agreed to exchange fixed rate payments denominated in U.S. dollar.

Natural Gas Price Risk

The Company enters into different swap and derivative agreements with different counterparties to protect ourselves against the volatility of natural gas prices. NYMEX natural gas prices have increased from an average price of $3.22 during 2002 to an average price of $7.23 during 2006, representing a cumulative increase of 125%. During 2005, hurricanes Katrina and Rita made landfall within the production area of the Gulf of Mexico, curtailing production by approximately 20.5% of the yearly production of gas in the Gulf of Mexico.

The Company's natural gas consumption during 2006 was 20.2 million MMBTUs.

The purchase price for the natural gas that the Company utilized during 2006 was $8.40 per MMBTU. This price reflects the effects of: a) The Presidential Decree in effect from September 2005 through January 2006, which established that 79% of natural gas prices for industrial use would be $7.253 per MMBTU, and 21% of natural gas prices would be the market price as of Canasta Reynosa, and b) hedges that the Company had during 2006, which were equivalent to 93% of the Company's natural gas consumption in 2006.

In order to try to limit our exposure to the volatility of natural gas prices, we entered into hedges with several financial and other institutions, including Cargill, as well as with Pemex. As of December 31, 2006, we had hedges on the price of natural gas for 12.7 million MMBTUs or 57% of our expected consumption needs in Mexico for the year ending December 31, 2007. As of December 31, 2006, the fair market value of these hedges was a liability of $9.1 million.

	Notional Amount (MMBTUs)	Period	Fair value
Natural Gas Hedge Contracts			(million)
Purchase of swaps	5,500,000	January to December 2007	$ (5.2)
Structured collars	4,800,000	January to December 2007	$ (0.4)
Structured collars	2,400,000	January to December 2007	$ (3.5)
Total Natural gas hedge contracts			$ (9.1)

Item 12.Description of Securities Other than Equity Securities

Not applicable.

Item 13.Defaults, Dividend Arrearages and Delinquencies

Covenant Compliance

The indentures governing a substantial portion of our indebtedness contain certain customary restrictive covenants, including restrictions on our ability to (i) incur additional indebtedness, unless, at the time of the incurrence, we satisfy certain conditions, (ii) pay dividends above a certain permitted amount or make other restricted payments, (iii) grant certain liens on our assets, (iv) make certain investments and (v) take part in certain merger, consolidation and asset sale transactions.

As of December 31, 2006, under the restrictive covenants of our current indebtedness, we would be prohibited from incurring any additional debt other than certain limited permitted debt exceptions. However, as of such date our creditors were not allowed to call any of our outstanding debt.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as described below, our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer concluded as of December 31 2006, that the Company's disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate to allow timely decisions regarding required disclosure. Our conclusion was impacted by the material weakness described below.

The management of Vitro, S.A.B. de C.V. is responsible for establishing and maintaining an adequate internal control over financial reporting. With the participation and under the supervision of the Chief Executive Officer, the Chief Financial Officer and the Chief Administrative Officer, our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadeway Commission (COSO).

The assessment included the documentation and understanding of the Company's internal control over financial reporting. Management evaluated the design effectiveness and tested the operating effectiveness of internal controls over financial reporting to form its conclusion.

Based on its evaluation, management concluded that as of December 31, 2006, the Company's internal control over financial reporting was not effective as a result of certain material weaknesses identified in the financial reporting cycle, specifically with regards to the calculation of deferred income taxes and the conversion of financial statements of foreign subsidiaries to Mexican FRS.

During 2006, there have not been any changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, except for the implementation of new internal controls regarding our U.S. GAAP financial reporting.

We are focused on improving and maintaining an effective internal control structure. In order to remediate the material weaknesses identified by us, we are in the process of implementing new controls and procedures related to the preparation, review and presentation of our financial information. These measures include the following modifications to our internal controls:

  reinforcement of personnel knowledge base regarding technical accounting matters;

  hiring a professional service firm to assist our accounting staff with the implementation of superior processes and new internal controls; and

  Genesis Project implementation, including ERP conversion across Vitro's global operating model. See "Item 3. Key Information-Recent Developments-Genesis Project."

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

As required by the regulations issued by the CNBV, on August 26, 2004, the Audit Committee engaged Mr. Alfonso Gonzalez Migoya as the experto financiero (financial expert), serving as advisor to the Audit Committee of our Board of Directors. Although the attributes necessary to be an experto financiero for purposes of the CNBV's regulation are not the same attributes necessary to be an "audit committee financial expert" under the rules and regulations issued by the SEC and the listing standards of the NYSE, Mr. Alfonso Gonzalez meets all the requisite qualifications to be an "audit committee financial expert", except that he is not a member of our Board of Directors. He receives compensation from us for his services rendered to the Audit Committee.

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

Item 16B. Code of Ethics

We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. The code of ethics became effective on February 1, 2004 and is available on our website at www.vitro.com. If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver on our website at the same address. As part of our Code of Ethics, on March 2005, we launched our anonymous internet submission system where all of our employees can denounce violations to the Code of Ethics, the website of this system is www.resultor.com/vitro/. On the same date, a toll free number was enabled to also receive such complaints; this toll free number is 001-877-LEALTAD (532-5823).

Since the effectiveness of the code of ethics, it has not been amended nor have any waivers therefore been granted.

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for the periods indicated, the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, which we refer to as "Deloitte," our independent registered public accounting firm for (i) Audit Fees, (ii) Audit-Related Fees, (iii) Tax Fees and (iv) Other Fees.

	For the year ended December 31,
	2005		2006
	(Ps. Millions)
Audit Fees	Ps. 17.6	62%	Ps. 55.0	88%
Audit-Related Fees	7.7	27%	5.4	9%
Tax Fees	2.6	9%	2.3	4%
Other Fees	0.6	2%	0.0	0%
Total	Ps. 28.5	100%	Ps. 62.8	100%

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Deloitte in connection with their audit of our annual consolidated financial statements and the audit of the financial statements of each one of our subsidiaries.

Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Deloitte in connection with attestation services related to the issuance of comfort letters related with our financing activities during 2005 and 2006 and services related to the review of our disclosure controls and procedures.

Tax Fees. The amount set forth as Tax Fees in the table above represents fees billed to us by Deloitte in connection with tax advice and compliance services.

Other Fees. The amount set forth as Other Fees in the table above represents fees billed to us by Deloitte in connection with the auditing of payments made to the workers' social security system (seguro social) and foreign trade services.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee is responsible for hiring, compensating and supervising the work of Deloitte, our independent auditor. Generally, all services that Deloitte performs for us have to be authorized by our Audit Committee before the performance of those services begins. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 5% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2006, we did not repurchase any of our shares.

As of December 31, 2006 approximately 28.3 million of our shares remained held as treasury stock.

Item 17. Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

The consolidated financial statements of Vitro, S.A.B. de C.V. and its subsidiaries for the years ended December 31, 2004, 2005 and 2006, attached to this annual report have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, independent registered public accountants, as stated in their report with respect to our audited consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Vitro, S.A.B. de C.V.

Garza Garcia, N. L., Mexico

(Amounts in millions of Mexican pesos)

We have audited the accompanying consolidated balance sheets of Vitro, S.A.B. de C.V. (formerly Vitro, S.A. de C.V.) and Subsidiaries (the "Company") as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2006 (all expressed in millions of constant Mexican pesos as of December 31, 2006). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board ( United States ).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro, S.A.B. de C.V. and Subsidiaries as of December 31, 2005 and 2006, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2006 in conformity with Mexican Financial Reporting Standards.

Effective January 1, 2005, as mentioned in Note 3 a) to the accompanying financial statements, the Company adopted the provisions of certain accounting standards resulting in the following changes in accounting:

  The effect of adopting Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", including the related tax effects resulted in (i) the recognition of a liability of Ps. 131; (ii) the recognition of an asset of Ps. 74; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 and; (iv) a charge to the cumulative effect of the change in accounting principle of Ps. 119; and (v) a credit to financing cost of Ps. 101, net of the effect of deferred income tax of Ps. 29.

  The Company discontinued amortizing goodwill as of January 1, 2005 and now performs an annual impairment test in accordance with Bulletin B-7, "Business Acquisitions". The amount of goodwill amortization in 2004 was Ps. 4

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America . The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of stockholders' equity as of December 31, 2006 and 2005, to the extent summarized in Note 25.

As disclosed in Note 25 m) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)", effective December 31, 2006.

As discussed in Note 25 to the accompanying consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2005 and for the year then ended has been restated.

Our audits also comprehended the translation of the Mexican peso amounts into U. S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 a).  The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

/s/  Ernesto Cruz Velazquez de Leon

C.P.C. Ernesto Cruz Velazquez de Leon

Monterrey, N.L. Mexico

March 15, 2007,

June 21, 2007 as to Note 25

Vitro, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2006)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2005	2006	2006
ASSETS

Cash and cash equivalents	Ps. 1,379	Ps. 1,172	US$ 108
Trade receivables, net	1,283	1,293	120
Retained undivided interests in securitized receivables	825	1,204	111
Other receivables	1,436	1,282	119
Inventories, net	4,027	3,794	351
Land and buildings held for sale	427
Current assets of discontinued operations	773
Current assets	10,150	8,745	809

Land and buildings, net	8,806	8,409	778
Machinery and equipment, net	7,681	6,445	596
Construction in progress	603	805	74
Goodwill	696	697	65
Intangible employee retirement obligations asset	442	344	32
Deferred taxes	932	545	50
Other assets	992	1,114	103
Non-current assets of discontinued operations	1,174
Long-term assets	21,326	18,359	1,698

Total assets	Ps. 31,476	Ps. 27,104	US$ 2,507

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2006)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2005	2006	2006
LIABILITIES

Short-term borrowings	Ps. 1,256	Ps. 289	US$ 27
Current maturities of long-term debt	2,444	61	5
Trade payables	1,941	2,084	193
Tax liabilities	151
Accrued expenses	1,038	1,013	94
Other current liabilities	1,430	1,081	100
Current liabilities of discontinued operations	360
Current liabilities	8,620	4,528	419

Long-term debt	11,639	11,985	1,108
Employee retirement obligations	1,315	1,507	140
Other long-term liabilities	155	209	19
Long-term liabilities of discontinued operations	988
Long-term liabilities Long-term liabilities	14,097	13,701	1,267
Total liabilities	22,717	18,229	1,686
Commitments and contingencies (Note 13)

STOCKHOLDERS' EQUITY

Capital stock: no par value, 324,000,000 shares in 2005 and 386,857,143 shares in 2006 issued and outstanding	324	387	36
Restatement of capital stock	6,968	6,969	644
Restated capital stock	7,292	7,356	680

Treasury stock (50,553,528 shares in 2005 and 45,874,816 in 2006)	(631)	(599)	(55)
Additional paid-in capital	1,092	2,348	217
Shortfall in restatement of capital	(20,177)	(20,387)	(1,885)
Cumulative initial effect of deferred taxes	(1,745)	(1,745)	(161)
Minimum labor liability adjustment	(435)	(474)	(44)
Retained earnings reserved for reacquisition of Vitro shares	2,000	2,000	184
Retained earnings	18,357	18,638	1,724
Total majority interest	5,753	7,137	660
Minority interest in consolidated subsidiaries	3,006	1,738	161
Total stockholders' equity	8,759	8,875	821
Total liabilities and stockholders' equity	Ps. 31,476	Ps. 27,104	US$ 2,507

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Operations

(Millions of constant Mexican pesos as of December 31, 2006, except per share amounts)

	Year ended December 31,			Millions of US dollars (Convenience Translation) December 31,
	2004	2005	2006	2006

Net sales	Ps. 25,168	Ps. 25,323	Ps. 26,562	US$ 2,457
Cost of sales	18,227	18,298	19,282	1,784
Gross profit	6,941	7,025	7,280	673
Selling, general and administrative expenses	5,383	5,276	5,270	487
Operating income	1,558	1,749	2,010	186
Total financing cost	1,461	1,441	2,189	202
Operating income (loss) after financing cost	97	308	(179)	(16)
Other expenses (income), net	143	424	(273)	(25)
Income (loss) from continuing operations before taxes and workers' profit sharing	(46)	(116)	94	9
Income and asset tax (benefit) expense	(9)	(502)	215	20
Workers' profit sharing	124	49	53	5
Net income (loss) from continuing operations before change in accounting principle	(161)	337	(174)	(16)
Gain on sale of discontinued operations			463	43
Income (loss) from discontinued operations	93	3	(30)	(3)
Cumulative effect of change in accounting principle, net of tax		(119)
Net income (loss) for the year	Ps. (68)	Ps. 221	Ps. 259	US$ 24
Net minority income (loss)	Ps. 235	Ps. 168	Ps. (114)	US$ (11)
Net majority income (loss)	(303)	53	373	35
	Ps. (68)	Ps. 221	Ps. 259	US$ 24

Earnings per common share (based on weighted average
shares outstanding of 271,840,010 for 2004,
273,116,069 for 2005 and 289,636,496 for 2006):
Income (loss) from continuing operations before change in accounting principle	Ps. (0.59)	Ps. 1.23	Ps. (0.60)	US$ (0.06)
Gain on sale of discontinued operations			1.60	0.15
Income (loss) from discontinued operations	0.34	0.01	(0.10)	(0.01)
Cumulative effect of change in accounting principle, net of tax		(0.43)
Minority (income) loss	(0.87)	(0.62)	0.39	0.04
Net majority (loss) income	Ps. (1.12)	Ps. 0.19	Ps. 1.29	US$ 0.12

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Millions of constant Mexican pesos as of December 31, 2006)

	Year ended December 31,			Millions of US dollars, (Convenience Translation) Year ended December 31,
	2004	2005	2006	2006
OPERATING ACTIVITIES:
Net income (loss) from continuing operations
before change in accounting principle	Ps. (161)	Ps. 337	Ps. (174)	US$ (16)
Add (deduct) non-cash items:
Depreciation and amortization	2,187	1,778	1,722	159
Provision for employee retirement obligations	277	335	404	37
Amortization of debt issuance costs	129	211	192	18
(Gain) loss from sale of subsidiaries and associated companies	(525)	132	(66)	(6)
Impairment of long-lived assets	338	362	378	35
Loss (gain) from sale of long-lived assets	10	6	(766)	(71)
Gain on execution of Vitro Club's trust		(442)
Mark-to market of derivative financial instruments		(125)	(105)	(10)
Deferred taxes and workers' profit sharing	(97)	(716)	47	4
	2,158	1,878	1,632	150
(Increase) decrease in trade receivables	(254)	696	(10)	(1)
(Increase) decrease in inventories	(237)	(158)	215	20
(Decrease) increase in trade payables	(9)	14	163	15
Change in other current assets and liabilities	187	(426)	(417)	(38)
Employee retirement obligations	(220)	(282)	(560)	(51)
Gain (loss) from discontinued operations	93	3	(30)	(3)
Discontinued operations	248	268	29	3
Net resources generated by operating activities	1,966	1,993	1,022	95
FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,645	2,962	4,701	435
Proceeds from long-term bank loans	5,746	5,652	1,423	132
Amortization in real terms of bank loans	(844)	(529)	(543)	(50)
Payment of short-term bank loans	(3,949)	(4,230)	(3,319)	(307)
Payment of long-term bank loans	(3,947)	(5,596)	(5,267)	(487)
Debt issuance costs	(214)	(191)	(23)	(2)
Issuance of capital stock			556	51
Dividends paid to stockholders of Vitro, S.A.B. de C.V.	(99)	(96)	(92)	(9)
Dividends paid to minority interest	(155)	(91)	(63)	(6)
Issuance of treasury stock	16	7	67	6
Other financing activities	(11)	(22)	73	7
Discontinued operations	(201)	(87)	(19)	(2)
Net resources used in financing activities	(13)	(2,221)	(2,506)	(232)
INVESTING ACTIVITIES:
Investments in land, buildings, machinery and equipment	(1,431)	(1,061)	(1,198)	(111)
Proceeds from sale of land, buildings, machinery and equipment	21	30	1,628	151
Restricted cash	292	1	404	37
Investment in subsidiaries			(208)	(19)
Proceeds from sale of subsidiaries and associated companies	955	164	1,171	108
Capital distribution to minority interest			(105)	(10)
Other long-term assets	5		(346)	(32)
Deferred charges	(76)	(73)	(89)	(8)
Discontinued operations	(140)	(184)	20	2
Net resources (used in) generated by investing activities	(374)	(1,123)	1,277	118
Net increase (decrease) in cash and cash equivalents	1,579	(1,351)	(207)	(19)
Balance at beginning of year	1,151	2,730	1,379	127
Balance at end of year	Ps. 2,730	Ps. 1,379	Ps. 1,172	US$ 108

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Millions of constant Mexican pesos as of December 31, 2006)

	Restated capital stock	Treasury stock and additional paid-in capital	Shortfall in restatement of capital	Cumulative initial effect of deferred taxes	Minimum labor liability adjustment	Retained earnings	Minority interest	Stockholders' equity
Balance at

January 1, 2004
Ps. 7,292
Ps. 438
Ps. (19,947)
Ps. (1,745)	Ps. (373)	Ps. 20,644
Ps. 3,162
Ps. 9,471

Dividends (Ps. 0.33 per share)
						(99)		(99)
Decrease in minority interest
							(332)	(332)
Issuance of treasury stock
		16						16
Comprehensive loss
			(269)		(76)	(303)	98	(550)
Balance at

December 31, 2004	7,292	454	(20,216)	(1,745)	(449)	20,242	2,928	8,506
Dividends (Ps. 0.31 per share)
						(96)		(96)
Revoked dividend
						158		158
Decrease in minority interest
							(82)	(82)
Issuance of treasury stock
		7
 7

Comprehensive income
			39		14	53
 160

 266

Balance at

December 31, 2005	7,292	461	(20,177)	(1,745)	(435)	20,357	3,006	8,759
Dividends (Ps. 0.31 per share)
						(92)		(92)
Decrease in minority interest
		67					(597)	(530)
Dilution of minority interest
		662					(662)	0
Issuance of treasury stock
		67						67
Issuance of capital stock
	64	492

								556
Comprehensive income
			(210)		(39)	373	(9)	115
Balance at

December 31, 2006	Ps. 7,356	Ps. 1,749	Ps. (20,387)	Ps. (1,745)	Ps. (474)	Ps. 20,638	Ps. 1,738	Ps. 8,875

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries

Condensed Notes to Consolidated Financial Statements

(Millions of constant Mexican pesos as of December 31, 2006)

1. Activities of the Company

Vitro, S.A.B. de C.V. ("Vitro") is a Mexican holding company, and together with its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers, Vitro and subsidiaries also produce raw materials and equipment and capital goods for industrial use which are vertically integrated in the Glass Containers business unit. On November 29, 2006 Vitro changed its name as approved a general extraordinary stockholders' meeting from Vitro, S.A. de C.V. to Vitro, S.A.B. de C.V. due to a requirement of the Mexican Securities Law ("Ley del Mercado de Valores") issued on June 28, 2006. This new law requires every company that is listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV" Mexican Stock Exchange) to include "Bursatil" (publicly traded) in their legal name or use the letter "B" after S.A.

2. Basis of presentation and principles of consolidation

a) Basis of presentation

The accompanying consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared on the basis of Mexican Financial Reporting Standards ("Mexican FRS").

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2006. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2006, have been translated into United States of America ("US") dollars at the rate of Ps. 10.8116 per one dollar, the rate of exchange determined by the Banco de Mexico (Mexico's Central Bank) on December 31, 2006. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any other rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America (the "United States").

b) Consolidated subsidiaries

 Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock, or which Vitro controls, are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders' equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation. At December 31, 2006, the main subsidiaries the Company consolidates are:

FLAT GLASS Vimexico S.A. de C.V.** (91.8%)	GLASS CONTAINERS Vitro Envases Norteamerica, S.A. de C.V. (100%)	CORPORATE

Vitro Vidrio y Cristal, S.A. de C.V

Vitro Automotriz, S.A. de C.V.

Distribuidora Nacional de Vidrio, S.A. de C.V.

Vidrio Plano de Mexico, S.A. de C.V.

Vitro Flex, S.A. de C.V.*

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

Fabricacion de Maquinas, S.A. de C.V.

Vitro Corporativo, S.A. de C.V. Servicios y Operaciones Financieras Vitro, S.A. de C.V. Aerovitro, S.A. de C.V.

*On September 29, 2006, Vitro Plan, S.A. de C.V. ("Vitro Plan") assumed 100% control of Vitro Flex. (see Note 20 d).

** On December 11, 2006, the merger of Vitro Plan with Vimexico S.A. de C.V. ("Vimexico") was approved (see below).

  Merger of Vitro Plan with Vimexico.- On October 18, 2006, Vitro and its subsidiary Vitro Corporativo, S.A. de C.V. ("Vicorp") incorporated Vimexico as a Mexican corporation and, on October 30, 2006, Vitro transferred, as a capital contribution to Vimexico, an account receivable from Vitro Plan in the amount of US$ 135 million. Following the capital contribution, on December 8, 2006, Vicorp and Vitro, as shareholders of Vimexico, adopted a unanimous resolution approving the merger of Vitro Plan into Vimexico. On December 11, 2006, the shareholders of Vitro Plan concluded an extraordinary general shareholders' meeting approving the merger of Vitro Plan into Vimexico based on financial information as of October 31, 2006, with Vimexico as the surviving entity. This merger became effective as of December 2006.

As a consequence of the merger, all assets, rights, liabilities and obligations of Vitro Plan were assumed by Vimexico and all agreements, contracts and proceedings (legal or otherwise) to which Vitro Plan was a party were assumed by Vimexico, resulting in Vimexico's total indebtedness of US$ 228 million as of the date of the merger. Prior to the merger, Vitro Plan was a direct 65% owned subsidiary of Vitro and Pilkington Group LTD ("Pilkington") owned a 35% in Vitro Plan. As a result of the merger, Vimexico is now a direct 91.8% owned subsidiary of Vitro and Pilkington owns an 8.2% equity interest in Vimexico. Pilkington voted against the adoption of the shareholder resolutions to approve the merger. Due to the merger, the above mentioned account receivable for US$135 million was cancelled in its entirety.

c) Recognition of the Effects of Inflation in Financial Information

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

d) Investment in associated companies

Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence but does not control the entity. Such investments are accounted for by the equity method.

e) Comprehensive income (loss)

Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. Other comprehensive income (loss) items consist of the shortfall in restatement of capital, the translation effects of foreign subsidiaries and the additional minimum labor liability adjustment.

3. Summary of significant accounting policies

New financial reporting standards - As of June 1, 2004, the function of establishing and issuing Mexican FRS became the responsibility of the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"). CINIF renamed the accounting principles generally accepted in Mexico (MEX GAAP), previously issued by the Mexican Institute of Public Accountants ("IMCP"), as Mexican Financial Reporting Standards. As of December 31, 2005, eight Series A standards had been issued (NIF A-1 to NIF A-8), representing the Conceptual Framework, intended to serve as the supporting rationale for the development of such standards, and as a reference to resolve issues arising in practice; NIF B-1, Accounting Changes and Correction of Errors, was also issued. The Series A NIFs and NIF B-1 went into effect as of January 1, 2006. Application of the new Mexican FRS did not have a material impact on the Company's financial position, results of operations or related disclosures.

The accompanying consolidated financial statements have been prepared in conformity with Mexican FRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company's management, upon applying professional judgement, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a) Changes in accounting policies:

Business acquisitions.- As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, "Business Acquisitions". Bulletin B-7 provides rules for the accounting treatment of business acquisitions. The effect of adopting Bulletin B-7 in 2005 was to discontinue the amortization of goodwill on acquisition of subsidiaries and is now subject to impairment tests annually. Amortization of goodwill in 2004 was Ps. 49.

Derivative financial instruments and hedging operations.- Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10, including the related tax effects resulted in (i) the recognition of a liability of Ps. 131; (ii) the recognition of an asset of Ps. 74; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 and; (iv) a charge to the cumulative effect of the change in accounting principle of Ps. 119 and (v) a credit to financing cost of Ps. 101, net of the effect of deferred income tax of Ps. 29.

b) Recognition of the effects of inflation.- The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.

Vitro's Mexican subsidiaries use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index, or "NCPI"), published by Banco de Mexico. For Vitro's foreign subsidiaries the Consumer Price Index - All Urban Consumers - All Items, Unadjusted ("CPI") published by the US Labor Department is used to restate the financial statements, and the restated financial statements are translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company's subsidiaries located in Spain for which it applies the Price Consumption Index ("PCI"), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro.

Recognition of the effects of inflation results mainly in inflationary gain or losses on monetary and nonmonetary items that are presented in the financial statements as follows:

  Shortfall in restatement of capital.- This item, which is an element of stockholders' equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the difference between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

  Monetary position result.- Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the Company's subsidiaries located in Spain for which it applies the PCI.

Statement of Changes in Financial Position.- Bulletin B-12 "Statement of Changes in Financial Position" requires presentation of the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

c) Cash and cash equivalents.- Consists mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

d) Financial instruments.- According to its intent, from the date of acquisition, the Company classifies investments in financial instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments, which include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders' equity and reclassified to current earnings upon their sale or maturity. The monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

Financial investments classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, the impairment is recognized in current earnings.

Financial liabilities derived from the issuance of debt instruments are recorded at the value of the obligations they represent. Any expenses, premiums and discounts related to the issuance of debt financial instruments are amortized over the life of the instruments.

e) Inventories and cost of sales.- Inventories are stated at replacement cost using the latest purchase price method without exceeding net realizable value. Cost of sales is restated using replacement cost or the latest production cost at the time of the sale.

f) Land, buildings, machinery and equipment.- Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and restated using the NCPI. The initial balance to apply the NCPI was the net replacement value of the Company's long-lived asset as of December 31, 1996. The restatement of the value of machinery and equipment purchased in a foreign country is based on the consumer price index of the country of origin and the period-end exchange rate.

Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets. Depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	3 to 30

Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

g) Impairment of long-lived assets in use.- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

h) Derivative financial instruments.- The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. Through December 31, 2004, derivatives were valued using the same valuation criteria used for the hedged item. Beginning in 2005, when derivatives are entered into, they are recorded at their fair value and classified as either a fair value hedge or a cash flow hedge.

Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

Changes in the fair value of derivative instruments designated as hedging for accounting purposes are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. The ineffective portion of the change in fair value is immediately recognized in current earnings, within comprehensive financing cost, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

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

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recording. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

i) Provisions.- Provisions are recognized for current obligations that, result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

j) Goodwill.- Through December 31, 2004, goodwill represented the excess of cost over recorded value of subsidiaries as of the date of acquisition and was restated using the NPCI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. It is restated using the NPCI and at least once a year is subject to impairment tests.

k) Employee retirement obligations.- Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over of the expected service period of employees and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

l) Equity incentive plans.- The Company has equity incentive plans that permit the Company to grant stock options and nonvested shares ("equity awards") to certain employees and directors of the Company. The Company recognizes the fair value of equity awards computed at the award's grant date over the period in which the requisite service is rendered.

m) Foreign currency balances and transactions for Mexican subsidiaries.- Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations.

n) Revenue recognition.- Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincides with the shipment of products to customers in satisfaction of orders.

o) Income tax, tax on assets and workers' profit sharing.- Income taxes ("ISR") and statutory workers' profit sharing ("PTU") are recorded in results of the year in which they are incurred. Deferred ISR assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets ("IMPAC") paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet increasing the deferred ISR asset.

p) Earnings (loss) per share.- Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) of majority stockholders by the weighted average number of shares and equivalent common shares outstanding during the year. Diluted earnings per share are determined by adjusting consolidated net income and common shares on the assumption that the entity's commitments to issue or exchange its own shares would be realized. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations. In 2005 diluted earnings per share was not presented as it is the same as basic earnings per share.

q) Foreign subsidiaries as economic hedges.- The Company's management designated some of its foreign subsidiaries as economic hedges. The result from exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders' equity to the extent the net investment in the foreign subsidiary covers the debt. The result from monetary position is measured using inflation factors from the designated subsidiary's country of origin. The effect related to this change on the results of operations for 2004, 2005 and 2006 was a credit (charge) of Ps. 2, Ps. (91) and Ps. (13), respectively.

4. Discontinued operations

On June 16, 2006, the Company completed the sale of its 51% equity ownership interest in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries, Crisa Libbey S.A. de C.V. and Crisa Industrial, LLC, (together "Vitrocrisa") to Libbey, Inc. ("Libbey"), the owner of the other 49% equity interest, recognizing a gain on sale of Ps. 463. The Company received proceeds of approximately US$ 119 million from this divestiture, comprised of US$ 80 million in cash from the sale of its equity interest, approximately US$ 28 million from the payment of intercompany receivables and US$ 11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$ 62 million as of May 31, 2006, except for labor liabilities of approximately US$ 27 million. Vitrocrisa, which was previously presented as one of the Company's reportable segments, under Mexican FRS is presented as a discontinued operation as its disposition represents the end of a significant activity of the Company.

The following table discloses Vitrocrisa's condensed balance sheet and condensed statements of operations for the periods presented:

December 31,
Condensed balance sheet:	2005
Assets:

Cash and cash equivalents	Ps. 58
Trade receivables	285
Inventories, net	430
Current assets	773
Property, plant and equipment and
other long-term assets	1,174
Total assets	Ps. 1,947
Liabilities :

Trade payables	Ps. 262
Short-term borrowings	98
Current liabilities	360
Long-term debt and
other long-term liabilities	988
Total liabilities	Ps. 1,348

					Period from
	Year ended December 31,				January 1, to
Condensed statements of operations:		2004		2005	June 16, 2006

Net sales	Ps.	2,416	Ps.	2,260	Ps.	996
Cost of sales		2,038		1,932		830
Gross profit		378		328		166
Selling, general and administrative expenses		278		267		125
Operating income		100		61		41
Total financing cost		52		50		98
Other expenses (income), net		(1)		11		(5)
Income tax (benefit)		(44)		(3)		(22)
Net income (loss)	Ps.	93	Ps.	3	Ps.	(30)

5. Trade receivables

a) Trade receivables are recorded net of an allowance for doubtful accounts and other discounts of Ps. 219 and Ps. 259 at December 31, 2005 and December 31, 2006, respectively.

b) At December 31, 2005 and 2006, the Company recorded Ps. 190 and Ps. 55, respectively, as restricted cash. The amount represents the collateral held with one of its counterparties in its natural gas hedges for the year ended 2006. Restricted cash is included in other current receivables.

c) Sales of receivables.- Vitro Cristalglass, S.L. ("Vitro Cristalglass") a subsidiary of the Company, has entered into a revolving factoring program agreements to sell trade accounts receivable with several financial institutions. In accordance with the terms of some of these agreements, the Company has the obligation to reimburse for uncollected receivables in the case of non-compliance of clients. As of December 31, 2005 and 2006 the maximum capacity available under these programs was US$ 31 million and US$ 35 million, respectively. As such dates Vitro Cristalglass had sold approximately US$ 18 million and US$ 21 million of trade receivables, respectively.

d) Securitization of trade receivables:

  Securitization of VENA trade receivables.- On March 31, 2005, Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V. and Comercializadora Alcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a revolving accounts receivable facility, through which such companies obtained Ps. 550 (nominal amount) and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis during four years, to a fideicomiso (the "Mexican Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 (nominal amount) was obtained through the issuance of certified preferred securities ("certificados bursatiles preferentes") that trade on the Mexican Stock Exchange issued by the Mexican Trust, and US$ 19 million in subordinated notes, which have a payment guarantee by Vitro. The interest payments and eventual principal reimbursement on the certificados bursatiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Mexican Trust. At December 31, 2005 and 2006 the gross receivables sold to the Mexican Trust totaled Ps. 772 and Ps. 1,265, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 and 2006 was Ps. 159 and Ps. 510, respectively.

  Securitization of Vimexico (formerly Vitro Plan) trade receivables.- On August 22, 2005, Dinavisa, Vitro Flotado Cubiertas, S.A. de C.V. ("VFC"), Vidrio y Cristal and VAU, all subsidiaries of Vimexico, closed a five year revolving accounts receivables facility through which such companies obtained US$ 21.5 million. The Vimexico subsidiaries entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a Mexican Trust that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The US$21 million was obtained through a private issuance of notes in the United States. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Vimexico and sold to the Mexican Trust. At December 31, 2005 and 2006, the gross receivables sold to the Trust totaled Ps. 704 and Ps. 553, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 and 2006 was Ps. 328 and Ps. 320, respectively.

  Securitization of Vitro America trade receivables.- During 2004, Vitro America, Inc. ("Vitro America") closed a contract for selling all their accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purposes of buying and selling accounts receivable and is designed to be bankruptcy remote. VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of US$ 40 million and retained undivided interests in securitized receivables. The contract expires in May 2007 and is subject to annual renewal approval by the financial institution. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. As of December 31, 2005 and 2006, the gross receivables sold totaled approximately US$ 71 million and US$ 76 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 and 2006 was US$ 31 million and US$ 35 million, respectively.

6. Inventories

Inventories are summarized as follows:

	December 31,
	2005	2006
Semi-finished and finished products	Ps. 2,876	Ps. 2,717
Raw materials	598	558
Packaging materials	65	68
	3,539	3,343
Spare parts	237	249
Refractory	8	33
Merchandise in transit	182	122
Other	61	47
	Ps. 4,027	Ps. 3,794

7. Land and buildings held for sale

At December 31, 2005, the Company had classified one of its corporate buildings and a parcel of land with a book value of Ps. 427 as held for sale, which are recorded at their fair value less estimated costs to sell. As a result of writing the assets down to their fair value, less costs to sell, the Company recorded an impairment charge of Ps. 184. During 2006, the parcel of land was sold for Ps. 186 and the corporate building was reclassified as held and used.

8. Land, buildings, machinery and equipment

a) Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2005	2006
Land	Ps. 3,653	Ps. 3,515
Buildings	10,731	10,129
Accumulated depreciation	5,578	5,235
	Ps. 8,806	Ps. 8,409

Machinery and equipment	Ps. 25,267	Ps. 24,190
Accumulated depreciation	17,586	17,745
	Ps. 7,681	Ps. 6,445

b) Sale of real estate.- On December 14, 2006, Vitro sold real estate located in Mexico City used by Compania Vidriera S.A. de C.V. ("COVISA") for US$ 100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. COVISA uses these premises to manufacture glass containers for cosmetics and perfume products. The Company plans to relocate this production to another facility in Toluca, Mexico. In connection with the sale of the property, the Company has agreed to deliver the real estate within 24 months following the sale, free and clear of all buildings and fixtures, as well as any environmental claims, recording reserves of Ps. 54 for the estimated asset retirement costs and prepaid rent of Ps. 60 for the estimated fair value of the rental expense over the 24 months. The Company also has an option to extend the delivery date for an additional 12 months for an annual rental payment of US$ 11.2 million. Vitro has also granted a guarantee for up to US$ 80 million in favor of the purchaser payable in the event that the property is not delivered to the purchaser within 36 months following the sale.

c) Sale of corporate building.- In 2006 Vitro decided to sell one of the buildings located at its corporate headquarters in Garza Garcia, N.L., Mexico. November 18, 2006 the Company sold the buildings and received cash of Ps. 123.

9. Trade Derivative Instruments

Derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges because they do not meet all of the standards' requirements and are instead classified as trading for accounting purposes.

At December 31, 2006, the Company's derivative financial instruments had the following positions:

Derivative financial instruments	Notional Amount (million)	Average Foreign Exchange Rate	Period	Fair value asset (liability)
Foreign exchange options:
Purchase of calls	US$ 21.0	11.30	March to November 2007	Ps. 2
Written puts	US$ 15.6	10.34	March to November 2007	(1)
Total foreign exchange option				Ps. 1

Derivative financial instruments	Notional Amount (million)	Company pays interest rate	Company receives interest rate	Period	Fair value asset (liability)
Libor interest rate options:
Purchase of calls	US$ 154.5	4.10%	Libor 3M	January to December 2007	Ps. 18
Purchase of calls	US$ 42.2	4.10%	Libor 6M	January to December 2007	3
Total interest rate options					Ps. 21

Derivative financial instruments	Notional Amount (million)	Company pays interest rate (MXN)	Company receives interest rate (USD)	Period	Fair value asset (liability)
Cross Currency Swaps:
Purchase of swaps	US$ 250.0	TIIE + 2.79%	10.75%	January 2006 to July 2011	Ps. 185
Purchase of swaps	US$ 225.0	TIIE + 3.90%	11.75%	January 2006 to November 2013	109
Total cross currency swaps					Ps. 294

Derivative financial instruments	Notional Amount (MMBTUs)	Period	Fair value asset (liability)
Natural Gas Hedge Contracts
Purchase of swaps	5,500,000	January to December 2007	Ps. (56)
Structured collars	4,800,000	January to December 2007	(5)
Structured collars	2,400,000	January to December 2007	(38)
Total Natural gas hedge contracts			Ps. (99)

Summary of derivative financial instruments	Fair value asset (liability)
Foreign exchange options	Ps. 1
Libor interest rate options	21
Cross Currency Swaps	294
Natural Gas Hedge Contracts	(99)
Total derivative financial instruments	Ps. 217

a) Trade Derivative Instruments:

The realized instruments during 2006 were recorded as a charge of Ps. 430 in total financing cost, this amount considers the accrued portion of the cross currency swaps that has not been received for Ps. 143.

b) Embedded derivatives.- The Company identified embedded derivatives within certain supply contracts. As of December 31, 2006, the amount recognized for these instruments was a credit to total financing cost of Ps. 7.

10. Short-term borrowings

At December 31, 2005, short-term borrowings denominated in Mexican pesos totaled Ps. 92, and short-term borrowings denominated in foreign currency (US dollars and Euros) totaled Ps. 1,164 in 2005 and Ps. 289 in 2006. During 2006, the Company's weighted average interest rate for short-term borrowings denominated in US dollars was 8.85%.

As disclosed in Note 23, the Company issued US$700 million of senior guaranteed notes due February 1, 2017 and US$300 million of senior guaranteed notes due February 1, 2012. Upon completion of this transaction, Ps. 2,294 of short-term borrowings were refinanced and have therefore been reclassified as long-term debt.

11. Long-term debt

a) Long-term debt consists of the following:

	December 31,2005	December 31, 2006
I. Foreign Subsidiaries (payable in US dollars):
Secured debt, floating interest rate based on LIBOR plus a spread of 3.15%, principal payable in several installments through 2009.	Ps. 68	Ps. 59

Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 1.75%, principal payable in several installments through 2016.	50	307

II. Foreign Subsidiaries (payable in Euros):
Secured debt, floating interest rate based on EURIBOR plus a spread of 1.25%, principal payable in several installments through 2008.	10	6

Unsecured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.75% to 2.5%, principal payable in several installments through 2011.	78	47

III. Vitro and Mexican Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread ranging from 2.5 to 4.0%, principal payable in several installments through 2007.	1,195	309

Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 0.25% and 2.95%, principal payable in several installments through 2009.	58	10

10.75% Senior secured guaranteed notes due in 2011.	2,714	2,662

Senior secured term loan, floating interest rate based on LIBOR plus a spread of 6.25%, principal payable in several installments through 2010.	1,660	1,569

Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 10% and 11%, principal payable in 2007.	1,162

Secured debt, floating interest rate based on LIBOR plus a spread ranging from 10% and 11%, principal payable in 2007.	498

Secured debt, fixed interest rate of 11.50%, principal payable in 2009.	240

11.375% Guaranteed senior unsecured notes due in 2007.	1,686	1,648

11.75% Guaranteed senior unsecured notes due in 2013.	2,470	2,418

IV. Vitro and Mexican Subsidiaries (payable in Mexican pesos):
Unsecured medium-term notes, floating interest rate based on 182-day Mexican treasury bonds (CETES) plus a spread of 3.25%, principal payable in 2008 and 2009.	745	717

Secured debt, floating interest rate based on 28-day interbank interest rate (TIIE) plus a spread ranging from 2.0% and 2.38% principal payable in several installments through 2007.	359

V. Vitro and Mexican Subsidiaries denominated in investment units (UDI's) payable in Mexican pesos:
Unsecured debt, interest rate of UDI's plus 8.75%, principal payable in several installments through 2006.	6

Unsecured medium term notes, fixed interest rate ranging from 9.0% and 9.9%, principal payable in 2006.	1,084

Refinanced Short-term borrowings (Note 10)		2,294
	Ps. 14,083	Ps. 12,046
Less current maturities*	2,444	61
	Ps. 11,639	Ps. 11,985

* As a result of the debt issuance disclosed in Note 23, a portion of the long-term debt was refinanced and therefore Ps. 1,926 of current maturities have been reclassified as long-term debt.

As of December 31, 2006, the interest rates of EURIBOR, CETES, TIIE and LIBOR were 3.73%, 7.04%, 7.66% and 5.36%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2006 is as follows (revised to reflect the refinancing disclosed above):

Year ending December 31,
2008	Ps.	636
2009		248
2010		43
2011		45
2012 and thereafter		11,013
	Ps.	11,985

b) Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios.

In addition, under certain of our subsidiaries' credit agreements; if the subsidiary does not meet certain financial ratios or other conditions, its ability to pay dividends is restricted. During 2006, certain subsidiaries were restricted from paying dividends by the credit agreements. The failure to comply with such financial ratios or other conditions did not represent an event of default on the credit facilities nor did it allow the lenders to accelerate the maturity of the debt under such credit facilities. These restrictions have subsequently been removed as a result of the refinancing discussed in Note 23.

Additionally, in some of the Company's credit facilities, if it does not meet certain financial ratios at a consolidated level, its ability to incur additional debt is restricted. As of December 31, 2006, the Company is restricted to a maximum of US$ 75 million of additional debt for working capital needs, capital expenditures and interest payments and an additional US$ 25 million for any other purpose.

c) Debt of the Company totaling Ps. 5,413 is collateralized by fixed assets, inventory, machinery, equipment, trade receivables and a first priority lien on its 49.7% equity interest in Comegua with a book value of Ps. 12,055 as of December 31, 2006. Such assets of Ps. 11,815 were released from collateral as a result of the refinancing discussed above in Note 23.

12. Employee retirement obligations

The disclosures relating to the Company's pension plans, seniority premiums and severance payments at the end of the work relationship required by Bulletin D-3, calculated as described in note 3 k), together with certain actuarial assumptions utilized, are presented below as of December 31, 2005 and 2006:

	December 31,
	2005	2006
Accumulated benefit obligation	Ps. 1,915	Ps. 2,041
Projected benefit obligation	Ps. 2,432	Ps. 2,674
Plan assets at fair value	(694)	(1,243)
Unfunded status	1,738	1,431
Unrecognized items:
Prior service costs and plan amendments	(180)	(168)
Unrecognized transition obligation	(336)	(240)
Changes in assumptions and adjustments from experience	(898)	(509)
Projected net liability	Ps. 324	Ps. 514
Additional minimum liability adjustment	Ps. 991	Ps. 993

At December 31, 2006, the plan assets presented above, include 47.5 million shares of Vitro.

Assumptions:	December 31,
	2005	2006

Discount rate	5.75%	5.50%
Expected rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	0.0%	0.0%

Net periodic cost:	December 31,
	2004	2005	2006

Service cost	Ps. 44	Ps. 58	Ps. 70
Interest cost	129	131	138
Amortization of transition obligation	76	94	96
Amortization of prior service costs	15	14	11
Amortization of unrecognized losses	55	97	144
Actual return on plan assets	(42)	(42)	(47)

Net periodic cost	Ps. 277	Ps. 352*	Ps. 412*

*2005 and 2006 includes Ps. 17 and Ps. 8 for the reduction and anticipated extinguishment of obligations and also includes Ps. 66 and Ps. 104 for indemnification of personnel at the end of the work relationship, respectively.

13. Commitments and contingencies

a) Several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 90 Megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energia de Monterrey, S. de R.L. de C.V. ("Tractebel").

b) The Company uses derivative instruments to manage its exposure to the volatility of natural gas prices. The portfolio is dynamically managed, in accordance with the guidelines and policies set by management.

The Company's natural gas consumption during 2006 was approximately 20,212,472 million British Thermal Units ("MMBTUs"). During 2006, the Company hedged approximately 92% of its consumption of natural gas at an average price of US$ 8.40 dollars per MMBTU.

The market average price per MMBTU during 2006 was US$ 7.23 dollars.

The Company's percentage of hedged consumption can vary from 10% to 100% of the estimated consumption. The percentage of hedged consumption and the hedged prices change constantly based on market conditions and according to the Company's needs as well as the use of alternative fuels within its production process.

As of December 31, 2006, the Company had hedges equivalent to approximately 47% of expected consumption for the next twelve months at prices ranging between of US$ 4.65 and US$8.50 per MMBTU. At March 12, 2007, the market price per MMBTU was US$ 7.56.

c) The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended 2004, 2005 and 2006 was Ps. 570, Ps. 664 and Ps. 502, respectively.

Future minimum lease payments under these agreements are as follows:

2007	Ps.	448
2008		349
2009		254
2010		175
2011		121
2012 and thereafter		146

d) The Company is not a party to, and none of its assets are subject to, any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in Note 13 e) and g) and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

e) As part of the disposal of Anchor Glass Containers Corporation ("Anchor") in August 1996, in a transaction approved by the U.S. Bankruptcy Court, the Company entered into a term sheet which contemplated an agreement pursuant to which the Company would provide to the Pension Benefit Guaranty Corporation "PBGC," a United States governmental agency that guarantees pensions, a limited guaranty of Anchor's unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor's assets "New Anchor." The amount of the guaranty was originally limited to US$ 70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by US$ 7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

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

On June 20, 2003, the PBGC wrote to the Company, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of US$ 219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than US$ 122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of the Company's limited guaranty had occurred. Accordingly, in such letter, the PBGC demanded payments pursuant to the term sheet of US$ 7 million on or before August 1, 2003 and of US$ 3.5 million semiannually through August 1, 2011. The Company intends to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by the Company. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, the Company will establish an appropriate accounting reserve. As of this date, the Company has not established any reserves in connection with such potential liability.

f) Call/Put on shares of Vitro Cristalglass.-A group of individual investors owns a 40% interest in Vitro Cristalglass. The Company has the option of purchasing the 40% of the shares from the minority interest, which can be exercised beginning on May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 28.9 million euros ($ 35 million as of December 31, 2006). Additionally, the minority interest has a put option pursuant to which they may require the Company to purchase all or part of their 40% interest in Vitro Cristalglass, which can be exercised beginning on May 1, 2003 for 24 million euros ($ 29 million as of December 31, 2006), as adjusted to reflect inflation in Spain from 2003 through the time the put is exercised. As of December 31, 2006, the estimated fair value of the 40% interest is higher than the option price held by Vitro.

g) As disclosed in Note 2b), Vitro Plan, approved on second call at a general extraordinary shareholders' meeting held in December 2006 its merger into Vitro's subsidiary Vimexico.

Notwithstanding that this merge has become full effective, since all the approvals were granted and the corresponding filings were made, Vitro has been notified that Pilkington, who voted against said merge, has filled a lawsuit against Vitro Plan, opposing the merge. Vitro believes that this lawsuit is without merit and expects to obtain a favorable resolution. Based on advise from its Mexican special litigation counsel, Vitro believes that this lawsuit is without merit and expects to obtain a favorable resolution.

14. Foreign currency operations

a) At December 31, 2006, the foreign currency denominated assets and liabilities of the Company's Mexican subsidiaries consist of the following:

	US dollars	Mexican pesos
Monetary assets	$193	Ps. 2,082
Inventories	22	239
Fixed assets	299	3,238
Monetary liabilities	1,101	11,903

b) Foreign currency operations of the Company's Mexican subsidiaries during the year ended December 31, 2006, consisted of the following:

	US dollars	Mexican pesos
Exports	$ 556	Ps. 6,127
Imports	313	3,482
Interest expense, net	137	1,529

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2006, consisted of the following:

		Central and
	United States	South America	Europe
Net sales	Ps. 8,937	Ps. 2,147	Ps. 1,752
Operating income	283	189	161
Total assets	2,800	2,855	1,677
Total liabilities	820	1,013	706
Capital expenditures	40	120	62

d) The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company's consolidated financial statements at the following dates were:

	US dollar	Euro
December 31, 2004	Ps. 11.1495	Ps. 15.0941
December 31, 2005	10.6344	12.5932
December 31, 2006	10.8116	14.2680

On March 12, 2007, the exchange rate was Ps. 11.1483 per US dollar and Ps. 14.7001 per Euro.

15. Stockholders' equity

a) The capital stock of the Company consisted of 324,000,000 and 386,857,143, ordinary, nominative, fully paid common shares, without par value, at December 31, 2005 and 2006, respectively.

b) Capital stock increase.- On September 27, 2006, at an ordinary shareholder's meeting, the Company's shareholders approved an increase in the variable portion of the Company's capital stock, totaling Ps. 550 (nominal). This capital increase was completed on October 31, 2006, through the issuance of 62,857,143 new shares, which were issued at a price of Ps. 8.75 pesos per share including paid-in capital. The offering was made primarily to current shareholders and holders of the Company's ADR's.

c) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the BMV of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998	2002	Total outstanding
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	940,950	3,941,950

Options cancelled or exercised at December 31, 2006	2,350,000	1,051,500	3,918,650	2,825,625	390,650	3,195,225

Options outstanding at December 31, 2006	463,300	1,841,500	933,250	379,175	550,300	746,725	4,914,250

Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53

Exercise price at December 31, 2006	Ps. 80.93	Ps. 42.00	Ps. 11.00	Ps. 8.27	Ps. 13.00	Ps. 7.53

The closing price of the Company's shares on the BMV on December 31, 2006 was Ps. 20.30.

The estimated fair value of the options was made on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	1999 - 2001	2002
Risk-free interest rate	15%	3%
Expected life in years	5	8
Price volatility	44%	45%
Dividend yield	0	0

Compensation cost charged to operations for the Plan was Ps. 12, Ps. 4 and Ps. 1 for 2004, 2005 and 2006, respectively.

d) Retained earnings includes the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005 and 2006, the legal reserve, in historical pesos, was Ps. 72.

e) At December 31, 2005 and 2006, the treasury shares held by the Company, which reduced the amount of total shares outstanding, were 50,553,528 and 45,874,816, respectively, which included the shares held by the Stock Option Trust (see Note 15 c), which were 22,281,437 and 17,555,747 at December 31, 2005 and 2006, respectively.

f) Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

At December 31, 2006, the majority interest stockholders' equity tax account, corresponding to the contributed capital account and the net tax income account was Ps. 2,186 and Ps. 1,065, respectively.

g) Dividends declared and paid:

	Dividend amount
Stockholders' meeting date	Nominal Value	Restated Value	Payment Date
April 5, 2001	Ps. 149	Ps. 158	(1)
March 25, 2004	89	99	April 2004
March 17, 2005	90	96	April 2005
April 27, 2006	89	92	May 2006

(1) On March 17, 2005, the shareholders of Vitro revoked the payment of this dividend.

h) Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2005	2006
Capital stock	Ps. 2,289	Ps. 435
Shortfall in restatement of capital	(3,222)	(207)
Retained earnings	3,939	1,510
	Ps. 3,006	Ps. 1,738

i) Majority stockholders' equity consists of the following:

	December 31, 2006
	Nominal		Restated
	value	Restatement	Value
Capital stock	Ps. 387	Ps. 6,969	Ps. 7,356
Treasury stock	(297)	(302)	(599)
Additional paid-in capital	1,147	1,201	2,348
Shortfall in restatement of capital		(20,387)	(20,387)
Cumulative effect of deferred taxes	(1,259)	(486)	(1,745)
Minimum labor liability adjustment	(474)		(474)
(Accumulated deficit) retained earnings	(3,001)	23,639	20,638
	Ps. (3,497)	Ps. 10,634	Ps. 7,137

j) At December 31, 2006, stockholders' equity includes Ps. 718 of retained earnings and other undistributed capital items of subsidiaries.

16. Total financing cost

The following represents a summary of the Company's total financing cost for the periods presented:

Year ended December 31,
	2004	2005	2006
Interest expense on debt denominated in dollars	Ps. 1,312	Ps. 1,558	Ps. 1,567
Interest expense on debt denominated in pesos	277	233	112
Interest expense on debt denominated in UDI's	113	125	61
Restatement of UDI's	9	36	20
Interest income	(133)	(165)	(128)
Mark to market of derivative financial instruments		(102)	(105)
Realization of derivative financial instruments		118	430
Exchange loss (gain)	86	(402)	215
Gain from monetary position	(748)	(438)	(424)
Other financing expenses, net	545	478	441
	Ps. 1,461	Ps. 1,441	Ps. 2,189

17. Other expenses (income), net

The following represents a summary of the Company's other expenses (income), net for the periods presented:

Year ended December 31,
	2004	2005	2006
Restructuring charges (1)	Ps. 256	Ps. 320	Ps. 59
Impairment of long-lived assets	338	362	378
Loss (gain) from sale of long-lived assets	10	6	(766)
Loss (gain) from sale of subsidiaries	(525)	132	(66)
Vitro Club trust (2)		(442)
Other	64	46	122
	Ps. 143	Ps. 424	Ps. (273)

(1) During 2004, 2005 and 2006 the Company downsized its corporate services at its headquarters and certain business units, which resulted in charges of Ps. 126, Ps. 146 and Ps. 26, respectively.

(2) The Vitro Club holds land and facilities for our employees' recreational activities, which are held in a trust (the "Trust"). The Trust can only be executed if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 442.

18. Tax loss carryforwards

At December 31, 2006, tax loss carryforwards and the recoverable asset tax consist of the following:

	Tax loss carryforwards		Asset tax
Expiration Year	Majority interest	Minority interest	Majority interest	Minority interest
2008	Ps.	Ps. 1	Ps.	Ps.
2010	59	29
2011	156	25
2012	1,061	19
2013	136	2	1
2014	264	26	3	1
2015		1
2016		15	3	1
	Ps. 1,676	Ps. 118	Ps. 7	Ps. 2

19. Income tax, asset tax and workers' profit sharing

a) The Company is subject to income tax and asset tax for consolidation purposes in proportion to the number of the subsidiary's voting shares that Vitro owns. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. In 2005 and 2006, the tax rate was 30% and 29%, respectively, and as of 2007, the tax rate will be 28%. Due to changes in the tax legislation effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income. In addition, as a result of changes in the tax law effective in 2005, cost of sales is deducted instead of inventory purchases. As of 2006, PTU paid is fully deductible. The PTU rate is 10%.

Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years. As of January 1, 2007, the IMPAC rate will be 1.25% on the value of assets for the year, without deducting any liabilities.

b) The income tax, asset tax and workers' profit sharing included in the Company's results are:

	Year ended December 31,
	2004	2005	2006
Income tax:
Current	Ps. 117	Ps. 110	Ps. 168
Deferred	(145)	(889)	(201)
	(28)	(779)	(33)
Asset tax	19	277	248
	Ps. (9)	Ps. (502)	Ps. 215

Workers' profit sharing:
Current	Ps. 76	Ps. 93	Ps. 53
Deferred	48	(44)
	Ps. 124	Ps. 49	Ps. 53

To determine deferred income tax at December 31, 2004, 2005 and 2006, the Company applied the different tax rates that will be in effect to temporary differences according to their estimated dates of reversal.

c) Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,
	2005	2006
Assets:
Allowance for doubtful accounts	Ps. 106	Ps. 91
Reserve for seniority premiums and pension plans	411	480
Tax loss carryforwards and capital losses, net of valuation allowance of Ps. 606 in 2005 and Ps. 260 in 2006	1,991	244
Intangible asset	609	528
Asset tax credit carryforwards	225	9
Derivative financial instruments	92	1
Other	57	117
	3,491	1,470
Liabilities:
Inventories	27	(18)
Fixed assets	2,508	926
Exchange rate fluctuations	24	17
	2,559	925
	Ps. 932	Ps. 545

d) Following is a reconciliation between the Company's effective income tax rate and the statutory rate:

	Year ended December 31,
	2004	2005	2006
Effective income tax rate	20%	432%	229%
Asset tax included as income tax	35	218	(226)
Intangible asset		(627)
Sale of subsidiaries	(202)	(50)	346
Difference between tax and
accounting basis for monetary gain	25	(2)	(17)
Foreign subsidiaries	(2)		10
Effect of reduction in statutory rate on deferred ISR	(209)	(27)	(105)
Valuation allowance	262	76	(148)
Nondeductible expenses	23	12	(17)
Other	81	(2)	(43)
Statutory income tax rate	33%	30%	29%

e) Changes in stockholders' equity for shortfall in restatement of capital and the minimum labor liability adjustment are presented net of the deferred tax effect as follows:

	Year ended December 31,
	2004	2005	2006
Income tax effect of:
Shortfall in restatement of capital	Ps. (56)	Ps. 19	Ps. 25
Minimum labor liability adjustment	40	(6)	18
	Ps. (16)	Ps. 13	Ps. 43

20. Business dispositions and acquisitions

a) Sale of Quimica M, S.A. de C.V. ("Quimica M").- On March 2, 2006, the Company sold its 51% interest in Quimica M, to Solutia Inc. for US$ 20 million in cash. Solutia is now the sole owner of this Mexican operation which was formed in 1995. Quimica M was a joint venture between Vitro Plan and Solutia and is located near the city of Puebla, Mexico. Quimica M is engaged in the production of PVB (polyvinyl butyral) interlayer, which is used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings.

b) Acquisition of Vidrios Panamenos, S. A. ("VIPASA").- On April 20, 2006, the Company announced that in a joint effort with its Central American partners and through its subsidiary Empresas Comegua, S.A., it has completed the acquisition of VIPASA, a glass container company located in Panama for a purchase price of US$ 21 million. VIPASA is the largest and most important glass container manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. VIPASA's sales in 2005 reached approximately US$ 23 million.

c) Sale of Vitrocrisa.- As disclosed in Note 4, on June 16, 2006 the Company announced that it completed the sale of its 51% interest in Vitrocrisa to Libbey recognizing a gain on sale of Ps. 463.

d) Visteon Corporation's retirement from Vitro Flex, S.A. de C.V. ("Vitro Flex").- On September 29, 2006, Vitro Plan, Vitro's flat glass division, and Visteon Inc. ("Visteon") ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon's capital investment. Vitro Plan is now the sole owner of Vitro Flex. Vitro Flex was a joint venture formed in 1979 with Fairlane Holdings ("Fairlane"), a Visteon affiliate. Vitro Flex primarily manufactures tempered and laminated glass for use in Ford vehicles. Fairlane will receive US$ 9.4 million for the 38% stake in Vitro Flex. An initial payment of US$ 2 million was made on September 29, 2006, which will be followed by four annual payments of US$ 1.85 million, starting on September 30, 2007. The transaction will be funded by Vitro Flex with cash from operations. The difference between the transaction value and the book value result in a credit of Ps. 67 registered in the majority stockholders' equity. Vitro Flex together with Vitro Automotriz ("VAU") will now directly manage their relationship with Ford and will serve all Vitro's automotive customers. Under the prior structure, contractual restrictions limited Vitro Flex's ability to use excess capacity for non Ford volumes.

21. Business segment data

The accounting policies of the Company's segments are the same as those disclosed by Vitro. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Corporate & Eliminations	Consolidated
December 31, 2004:
Net sales	Ps. 11,317	Ps. 13,293	Ps. 795	Ps. 25,405
Intersegment sales	169	68		237
Consolidated net sales	11,148	13,225	795	25,168
Operating income	841	901	(184)	1,558
Total assets	13,566	12,839	4,581	30,986
Capital expenditures	715	591	125	1,431
Depreciation and amortization	1,341	757	89	2,187
Goodwill		743		743
Impairment	21	88	229	338

December 31, 2005:
Net sales	Ps. 12,002	Ps. 12,960	Ps. 497	Ps. 25,459
Intersegment sales	134	2		136
Consolidated net sales	11,868	12,958	497	25,323
Operating income	1,277	474	(2)	1,749
Total assets	14,079	12,743	2,707	29,529
Capital expenditures	598	446	17	1,061
Depreciation and amortization	1,097	635	46	1,778
Goodwill		696		696
Impairment		178	184	362

December 31, 2006:
Net sales	Ps. 13,518	Ps. 12,710	Ps. 418	Ps. 26,646
Intersegment sales	83	1		84
Consolidated net sales	13,435	12,709	418	26,562
Operating income	1,782	375	(147)	2,010
Total assets	13,756	10,735	2,613	27,104
Capital expenditures	861	318	19	1,198
Depreciation and amortization	1,116	566	40	1,722
Goodwill		697		697
Impairment	52	323	3	378

Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

Year ended December 31,
2004	2005	2006
$ 562	$ 588	$ 556

Certain geographic information about the Company's operations is summarized as follows:

	Year ended December 31,
	2004	2005	2006
Net sales (1) to customers in:
Mexico	Ps. 10,953	Ps. 10,524	Ps. 11,419
All foreign countries, mainly the
United States, Canada and Europe	14,215	14,799	15,143
Consolidated	Ps. 25,168	Ps. 25,323	Ps. 26,562

(1) Net sales are attributed to countries based on the location of the customer.

Consolidated net sales to any single external customer did not exceed more than 7% of Vitro's total consolidated net sales in a year presented.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2004	2005	2006
Land and buildings, machinery
and equipment:
Mexico	Ps. 15,882	Ps. 14,643	Ps. 13,318
All foreign countries, mainly the
United States, Europe,
Central and South America	2,577	2,447	2,341
Consolidated	Ps. 18,459	Ps. 17,090	Ps. 15,659

22. New accounting principles

When Mexican FRS Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 3, some of its provisions created divergence with specific Mexican FRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of Mexican FRS, that provisions set forth in specific. standards that have not been amended should be followed until their adaptation to the conceptual framework is complete.

CINIF continues to pursue its objective of moving towards a greater convergence with international financial reporting standards. To this end, on December 22, 2006, it issued the following standards, which will become effective for fiscal years beginning on January 1, 2007:

  NIF B-3, Statement of Operations

  NIF B-13, Events Occurring after the Date of the Financial Statements

  NIF C-13, Related Party Transactions

  NIF D-6, Capitalization of Comprehensive Financing Result

Some of the significant changes established by these standards are as follows:

NIF B-3, Statement of Operations, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing and entity's main source of revenues. Non-ordinary items are derived from activities other than those representing an entity's main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular standards should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, Events Occurring after the Date of the Financial Statements, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements instead in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, Related Party Transactions, broadens the concept "related parties" to include a) the overall business in which the reporting entity participates; b) close family members of key or relevant officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key or relevant officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost ("RIF") directly attributable to the acquisition of qualifying assets; b) yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

The Company is in the process of analyzing the impact of these new financial reporting standards and believes that they will not have a material effect on its consolidated financial position or results of operations.

23. Subsequent events

Vitro debt issuance.- On February 1, 2007, Vitro S.A.B. de C.V. successfully closed an offering, of US$1.0 billion of senior guaranteed notes (the "Notes") principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at some of Vimexico's subsidiaries .

The Notes were issued in two tranches: US$ 700 million of senior guaranteed notes due February 1, 2017 callable after year 2012, at a coupon of 9.125% and US$300 million of senior unsecured notes due February 1, 2012, non-callable for life, at a coupon of 8.625%. The Notes will pay interest semiannually and will receive guarantees from VENA and its wholly-owned subsidiaries and Vimexico and its wholly-owned subsidiaries.

24. Authorization of financial statements issuance

On February 23, 2007 the issuance of the consolidated financial statements was authorized by:

Federico Sada G.

President and Chief Executive Officer

Claudio L. Del Valle C.

Chief Administrative Officer

Alvaro Rodriguez A.

Chief Financial Officer

These consolidated financial statements are subject to approval at the ordinary stockholders' meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

25. Differences between accounting principles in Mexico and in the United States of America

The Company's consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, (see note 3b), whereas financial statements prepared under U.S. GAAP are presented on a historical basis. However, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, permitted by the rules and regulations of the Securities and Exchange Commission (the "SEC"). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The Company restated its 2005 U.S. GAAP financial information as a result of an adjustment related to the calculation of its deferred income taxes.  The U.S. GAAP financial information within this note has been presented both as previously reported in 2005 (including the effects of the discontinued operations and the effects of inflation as required by Bulletin B-10) and as restated (see note 25 b).

The other differences between Mexican FRS and U.S. GAAP and the effect on consolidated net income (loss) and consolidated stockholders' equity are presented below:

Reconciliation of Net Income (Loss):	Year ended December 31,				2006
	2004	As Presented 2005	As Restated 2005	2006	(US$ millions)
	(Ps. millions)				(Convenience Translation)
Net income (loss) of majority interest as reported under Mexican FRS	Ps. (303)	Ps. 53	Ps. 53	Ps. 373	US$ 35
U.S. GAAP Adjustments:
Effect of the adjustments below on minority interest (See a)	(55)	(59)	(59)	25	2
Deferred income taxes (See b)	43	196	(420)	52	5
Negative goodwill and reduction in depreciation expense (See c)	25	108	108	29	3
Deferred workers' profit sharing (See d)	52	41	41	(49)	(5)
Monetary position result on deferred income taxes and deferred workers' profit sharing (See e)	38	26	26	42	4
Capitalization of interest (See f)	56	54	54	69	6
Amortization of capitalized interest (See f)	(8)	(27)	(27)	(35)	(3)
Goodwill (See g)	53	-		-	-
Effect of applying Bulletin B-10 (See h)	(190)	(177)	(177)	(180)	(17)
Effect of applying Bulletin B-15 (See i)	10	(5)	(5)	48	4
Derivative financial instruments (See j)	(5)	173	173	-	-
Discontinued operations (See k)	27	(1)	(1)	(55)	(5)
Employee retirement obligations (See m)	7	38	38	30	3
Purchase of Visteon's capital investment (See n)	-	-		1	-
Sale of real estate (See o)	-	-		(786)	(73)
Impairment of long-lived assets (See p)	11	(81)	(81)	365	34
Total U.S. GAAP adjustments	64	286	(330)	(444)	(42)

Net income (loss) under U.S. GAAP	Ps. (239)	Ps. 339	Ps. (277)	Ps. (71)	US$ (7)

Reconciliation of Stockholders' Equity:	Year ended December 31,
	As Presented 2005	As Restated 2005	2006	2006 (US$ millions)
	(Ps. millions)			(Convenience Translation)
Total stockholders' equity reported under Mexican FRS	Ps. 8,759	Ps. 8,759	Ps. 8,875	US$ 821
Less minority interest included as stockholders' equity under Mexican FRS (See note a)	(3,006)	(3,006)	(1,738)	(161)
Majority stockholders' equity under Mexican FRS	5,753	5,753	7,137	660
U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (See a)	(177)	(177)	(61)	(6)
Deferred income taxes (See b)	(548)	(1,164)	(828)	(77)
Negative goodwill and reduction in depreciation expense (See c)	(30)	(30)	-	-
Deferred workers' profit sharing (See d)	56	56	-	-
Capitalization of interest (See f)	266	266	345	32
Accumulated amortization for capitalized interest (See f)	(104)	(104)	(144)	(13)
Goodwill (See g)	120	120	120	11
Effect of applying Bulletin B-10 (See h)	208	208	4	-
Effect of applying Bulletin B-15 (See i)	(42)	(42)	-	-
Discontinued operations (See k)	34	34	(25)	(2)
Effect of adoption of SFAS No. 158 (See m)	-	-	(358)	(33)
Employee retirement obligations (See m)	(115)	(115)	(85)	(8)
Purchase of Visteon's capital investment (See n)	-	-	(68)	(6)
Sale of real estate (See o)	-	-	(786)	(73)
Impairment of long-lived assets (See p)	(70)	(70)	253	23
Total U.S. GAAP adjustments	(402)	(1,018)	(1,633)	(152)
Total stockholders' equity under U.S. GAAP	Ps. 5,351	Ps. 4,735	Ps. 5,504	US$ 508

a) Minority interest

Under Mexican FRS, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and is presented below total liabilities and above the stockholders' equity section in the consolidated balance sheet.

b) Deferred income taxes

Under Mexican FRS as required by Bulletin D-4, "Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing," income taxes are charged to results as they are incurred and the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets. Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position.

Under U.S. GAAP, as required by SFAS No. 109, "Accounting for Income Taxes", the Financial Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2006. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision.

For U.S. GAAP purposes the Company recognizes deferred taxes each period for the changes in the taxable portions of its distributable stockholders' equity. The Company's policy is to compare the deferred tax balance that would be required if all of the stockholders' equity were distributed. This amount is compared to the total deferred tax balance recorded prior to any adjustment. The difference between the amount recorded and the amount calculated from the stockholders' equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date.  In 2005, the Company as a result of an arithmetic error of Ps. 236 incorrectly computed the taxable portions of its distributable stockholders' equity and as a result the deferred tax balances have been restated.

For U.S. GAAP purposes the Company recognizes a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro's intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. For Mexican FRS purposes, the Company recognizes a deferred tax asset for the temporary difference that exists between the book basis and the tax basis at the applicable tax rate in Mexico, which is where it expects to recognize such benefits. In 2005, the Company utilized the incorrect tax rates when calculating its deferred taxes for U.S. GAAP purposes with regards to the temporary taxable differences discussed above resulting in an incremental tax liability of Ps. 380 and as a result the deferred tax balances have been restated.

U.S. GAAP differences to the extent taxable are reflected in the U.S. GAAP deferred tax balances. The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under Mexican FRS, are presented as follows:

As of December 31,
Deferred Tax Assets and Liabilities:	As Presented 2005	As Restated 2005	2006

Reversal of negative goodwill	Ps. 8	Ps. 8	Ps. -
Employee retirement obligations	34	34	257
Discontinued operations	-		7
Sale of real estate	-		219
Purchase of Visteon capital investment	-		19
Buildings, machinery and equipment	9	9	(84)
Stockholders' equity	(554)	(790)	(860)
Intellectual property	-	(380)	(330)
Other	(45)	(45)	(56)
Change in deferred tax liability	Ps. (548)	Ps. (1,164)	Ps. (828)

c) Negative goodwill and reduction in depreciation expense

Under Mexican FRS, the Company records as a component of the consolidated statements of operations the amortization of the excess of book value over cost of certain acquisitions (negative goodwill). Until December 31, 2004 the period of amortization for negative goodwill was 18 months. Beginning January 1, 2005 negative goodwill is recognized in the income statement). Under U.S. GAAP, such excess is recorded as a reduction of fixed assets, and depreciation expense is reduced accordingly over the estimated useful life of the related assets.

d) Deferred workers' profit sharing

In accordance with Mexican FRS the Company determines the provision for deferred workers' profit sharing by applying the partial accrual method of Bulletin D-4 applicable to temporary differences between the financial and adjusted tax income that are expected to reverse within a defined period. For U.S. GAAP purposes the Company accrues for workers' profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109.

e) Monetary position result on deferred income taxes and deferred workers' profit sharing

The monetary position result is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of such adjustments during the period determined in accordance with the weighted average inflation factor.

f) Capitalization of interest

Under Mexican FRS, the capitalization of the integral cost of financing (interest, foreign exchange gain or loss, and monetary position gain or loss) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral cost of financing.

In accordance with SFAS No. 34, "Capitalization of Interest Cost", if the integral cost of financing is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral cost of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholder's equity. If the borrowings are denominated in U.S. dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Goodwill

As mentioned in Note 3 j), under Mexican FRS, until December 31, 2004 goodwill represented the excess of cost over recorded value of subsidiaries as of the date of acquisition and was restated using NCPI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. Goodwill is restated using the NCPI and at least once a year is subject to impairment test, as it ceased to be amortized under the provisions of Bulletin B-7 (see Note 3 a)). In accordance with SFAS No. 142, "Goodwill and Other Intangibles Assets", goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment.

The disclosure requirements of SFAS No. 142 are included below:

For the year ended December 31, 2005 the Company recorded goodwill impairment of Ps.41. This impairment comes from two reporting units within our Flat Glass reportable segment, due to an increase in offshore competition and the decline of the commercial construction industry in the United States, operating profits and cash flows declined in those reporting units. The fair value of all reporting units was estimated by using multiples of the respective units' trends of earnings before interest, taxes, depreciation, and amortization (EBITDA). No impairment was recorded for the year ended December 31, 2006.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

Balance as of December 31, 2004	Ps. 907
Impairment	(41)
Changes for effects of inflation and exchange rates	(131)
Balance as of December 31, 2005	735
Changes for effects of inflation and exchange rates	80
Balance as of December 31, 2006	Ps. 815

h) Effect of applying Bulletin B-10

As discussed in note 3 f), under Mexican FRS the Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate.  For U.S. GAAP purposes, such restatement is based on the NCPI.

i) Effect of applying Bulletin B-15

In 1997, the IMCP issued Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", which specifies the procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro's accounting policies for the consolidation of its foreign subsidiaries are described in notes 2 b) and 3 b). Such policies conform to the requirements of Bulletin B-15.

We believe that the application of the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican FRS and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC.

However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. We believe that this methodology of Bulletin B-15 used to restate prior years balances for comparative purposes does not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, we are including an adjustment for the difference in methodologies of restating prior year balances. These amounts (Ps. 10 and Ps. (5) in 2004 and 2005, respectively, in the reconciliation of net income, and Ps. (42) in 2005, in the reconciliation of stockholders' equity) represent the differences between (i) the balance if all amounts were adjusted by applying the NCPI, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

Under Mexican FRS, as disclosed in Note 3 q), the Company presents the result from monetary position and exchange rate fluctuation gains and losses in the shortfall in restatement of capital within stockholder's equity in relation to subsidiaries designated as economic hedges. In accordance with U.S. GAAP, only exchange rate fluctuation gains and losses receive the treatment specified above. Monetary gains and losses are presented in the statements of operations as part of total financing cost.

j) Derivative financial instruments

As of January 1, 2005, in accordance with Mexican FRS, as mentioned in note 3 a), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10, which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Prior to the implementation of Bulletin C-10, financial instruments entered into for hedging purposes were valued using the same valuation criteria of the underlying assets or liabilities hedged, and the effect of such valuation was recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks were being hedged.

The Company determined that the accounting for derivative financial instruments is the same for Mexican FRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the year ended December 31, 2006. The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

k) Discontinued operations

U.S. GAAP as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires that an entity report as discontinued operations those components of its business that have been classified as held for sale. A component of an entity is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the business. Individually insignificant disposals of a component of an entity should be aggregated for purposes of assessing materiality for all periods presented. Therefore, individually insignificant dispositions should be aggregated and reported as discontinued operations under SFAS No. 144 beginning in the period the impact of the dispositions is material to the financial statements of any period presented. This evaluation should also include the effect of the gain or loss on sale of the component.

Mexican FRS as defined by Bulletin C-15, "Impairment of Long-lived Assets and their Disposal", requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. Bulletin C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each business being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

As a result of the differences identified above between U.S. GAAP and Mexican FRS, the following components of the Company's business that were classified as held for sale during 2006, 2005 and 2004, are presented as discontinued operations in the Company's U.S. GAAP consolidated financial statements:

  On April 2, 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V., which we refer to as "Vitro OCF," our joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products, to Owens Corning for US$71.5 million in cash. The gain on sale of this component was approximately Ps. 438. This business was previously included in our Flat Glass reportable segment.

  In  March 2004, the Board of Directors of Vitro America, authorized management to close all of its distribution and production facilities and discontinue operations in the Northwestern United States, which we refer to as "VVP NW". The closing plan included operation of the facilities through June 30, 2004. As of December 31, 2004, all operations in these facilities have ceased. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vimexico, the holding company of our Flat Glass business unit, which is included in our Flat Glass reportable segment.

  During 2004, the Company's management decided to close two small facilities (the PVA facilities) in Mexico dedicated to the manufacture of architectural value added products. These disposal activities were initiated and finalized during 2004 and as a result no liability was accrued for as of December 31, 2004. The amount incurred in these disposal activities were Ps. 21. The PVA facilities were managed by Vitro Flotado Cubiertas, a subsidiary of Vimexico, the holding company of our Flat Glass business unit. This business was previously included in our Flat Glass reportable segment.

  On April 1, 2005, we sold 100% of our interest in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de la Suerte, S.A. de C.V., which we refer to collectively as "Bosco," our subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermo fold ware and industrial products, to Convermex, S.A. de C.V., which we refer to as "Convermex," for US$10 million in cash. In 2004, Bosco had consolidated net sales of approximately Ps. 454 and a consolidated operating loss of approximately Ps.10. The consolidated net sales and operating loss of Bosco were approximately Ps.108 and Ps.7, respectively, during the period beginning on January 1, 2005 and ending on April 1, 2005. The Company recorded a loss for the sale of Bosco of Ps. 132.

  As disclosed in Note 4, on June 16, 2006, the Company completed the sale of its 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the other 49% equity interest, recognizing a gain on sale of Ps. 463 under Mexican FRS and Ps. 398 under U.S. GAAP. Vitrocrisa was previously presented as one of our reportable segments, and is now presented as a discontinued operation for both Mexican FRS and U.S GAAP purposes.

  On March 2, 2006, the Company sold its 51% interest in Quimica M, to Solutia Inc. for US$20 million in cash, recognizing a gain on sale of Ps. 97 under Mexican FRS and Ps. 96 under U.S. GAAP. Solutia is now the sole owner of this Mexican operation, which was formed in 1995. Quimica M was previously included in our Flat Glass reportable segment.

The following table discloses the condensed balance sheets and condensed income statements of the entities that were disposed for all periods presented:

	For the year ended December 31, 2006
	Vitrocrisa	Quimica M	Total
Condensed Income Statement:
Sales	Ps. 996	Ps. 79	Ps. 1,075
Cost of sales	830	72	902
General, administrative and selling expenses	125	5	130
Operating income (loss)	41	2	43
Total financing cost and other expenses	(93)	(2)	(95)
Loss before income tax	(52)	-	(52)
Income tax benefit (expense)	22	(1)	21
Net loss	Ps. (30)	Ps. (1)	Ps. (31)

	As of December 31, 2005
Condensed Balance Sheet	Vitrocrisa	Quimica M	Total
Current assets	Ps. 773	Ps. 261	Ps. 1,034
Non-current assets	1,174	214	1,388
Total assets	1,947	475	2,422
Short-term liabilities	360	101	461
Long-term liabilities	988	64	1,052

	For the year ended December 31, 2005
Condensed Income Statement:	BOSCO	Vitrocrisa	Quimica M	Total
Sales	Ps. 108	Ps. 2,260	Ps. 621	Ps. 2,989
Cost of sales	98	1,932	520	2,550
General, administrative and selling expenses	17	267	39	323
Operating (loss) income	(7)	61	62	116
Total financing cost and other expenses	(2)	(61)	(6)	(69)
(Loss) income before income tax	(9)	0	56	47
Income tax benefit (expense)	(1)	3	17	(15)
Net income (loss)	Ps. (10)	Ps. 3	Ps. 39	Ps. 32

	For the year ended December 31, 2004
Condensed Income Statement:	Vitro OCF	VVP NW	PVA	BOSCO	Vitrocrisa	Quimica M	Total
Sales	Ps. 217	Ps. 53	Ps. 160	Ps. 454	Ps. 2,416	Ps.590	Ps. 3,890
Cost of sales	142	56	143	384	2,038	510	3,273
General, administrative and selling expenses	24	46	15	79	278	38	480
Operating income (loss)	51	(49)	2	(9)	100	42	137
Total financing income (cost) and other expenses	4	-	-	(8)	(51)	5	(50)
Income (loss) before income tax	55	(49)	2	(17)	49	47	87
Income tax (expense) benefit	(24)	22	-	12	44	(17)	37
Net income (loss)	Ps. 31	Ps.(27)	Ps. 2	Ps. (5)	Ps. 93	Ps. 30	Ps. 124

Basis difference between U.S. GAAP and Mexican FRS.- The basis of the assets and liabilities under U.S. GAAP of the entities mentioned above at the time of their sale was different from the basis of such assets and liabilities under Mexican FRS; accordingly, the gain recorded on disposal of such entities under U.S. GAAP differs from that under Mexican FRS.

l) Deconsolidation of Comegua

For Mexican FRS purposes, based on: (a) the Company's control over the CEO whose function is to govern the operating decisions and financial policies of Comegua; (b) the Company's sole right to propose the CEO for designation by the Board of Directors of Comegua; and (c) the Company's sole right to remove the CEO, the Company concludes that it controls Comegua as defined by Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares" and therefore, Comegua should be consolidated in accordance with Mexican FRS.

For U.S. GAAP purposes, the Company has determined that the control it retains over the management of the annual budget of Comegua is not unilateral and is not sufficient to meet all of the technical requirements for consolidation. The Company's position is based on the guidance provided by EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". Under EITF 96-16, such approval and veto rights held by the minority shareholders of Comegua, including the approval of annual budget, qualify as substantive participating rights and therefore do not allow the Company to consolidate Comegua in its financial statements for U.S. GAAP purposes. Therefore, the Company's investment in Comegua is recorded by applying the equity method in the Company's U.S. GAAP consolidated financial statements. (See Note 25 q 4).

m) Employee retirement obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its Mexican FRS consolidated financial statements, the Company applies Bulletin D-3. Prior to 2006, the accounting treatment for pensions and seniority premiums set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, "Employers' Accounting for Pensions". The Company records the pension cost determined by actuarial computations, as described in notes 3 k) and 12. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company's related pension obligations for 2006 and 2005 are also described in note 12.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)", in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. There is no impact on results of operations or cash flows. Retrospective application of this standard is not permitted. The impact of adoption, including the inter-related impact on the additional labor liability, resulted in a decrease in total assets of Ps. 259, a decrease in total liabilities of Ps. 133 and a decrease in stockholders' equity reported under U.S. GAAP of Ps. 126.

The incremental effect of this adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

	Balances before application SFAS No. 158	SFAS No. 158 Adjustments	Balances under U.S. GAAP
Intangible pension asset	Ps. 259	Ps. (259)	Ps. -
Total Assets	25,412	(259)	25,153
Deferred taxes (long -term)	505	(56)	449
Employee retirement obligations	1,430	(77)	1,353
Total liabilities	18,707	(133)	18,574
Total stockholders' equity	5,630	(1) (126)	5,504
Total liabilities, minority interest in consolidated subsidiaries and stockholders' equity	Ps. 25,412	Ps. (259)	Ps. 25,153

(1) Represents an adjustment of Ps. 833 less the minimum pension liability previously recorded of Ps. 474 in stockholders' equity, net of the deferred income tax effect of Ps. 233.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican FRS (see Note 3 k). Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for pension plans and seniority premiums between Mexican FRS and U.S. GAAP.

The components of the plans' funded status that are reflected in the consolidated statement of financial position as of December 31, 2006 are as follows:

2006
Benefit obligation	Ps. 2,596
Fair value of plan assets	(1,243)
Unfunded Status	Ps. 1,353

	Pension and retirement plans	Seniority premiums	Total
Unrecognized items:
Transition obligation	Ps. 147	Ps. 7	Ps. 154
Prior service cost	168	-	168
Net actuarial gain	485	26	511
Unrecognized items	Ps. 800	Ps. 33	Ps. 833

Severance indemnities.- Under Mexican FRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, "Employers' Accounting for Post employment Benefits", which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican FRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles. The tables below reflect the requirements under U.S. GAAP, which applies SFAS No. 112 standard for all years presented.

For purposes of determining the cost of our pension plans, seniority premiums and severance indemnities under U.S. GAAP, the Company applies SFAS No. 87, as amended by SFAS No. 158, and SFAS No. 112. The Company uses a December 31 measurement date for its pension plans, seniority premiums and severance indemnities. The additional pension disclosures required by SFAS No. 132(R), as amended by SFAS No. 158, which are applicable to the Company, are presented below:

	2005	2006
Change in benefit obligation:
Benefit obligation at beginning of year	Ps 2,802	Ps. 2,582
Service cost	59	68
Interest cost	132	138
Actuarial losses	(165)	179
Benefits paid	(246)	(371)
Benefit obligation at end of year	2,582	2,596
Changes in plan assets:
Fair value of plan assets at beginning of year	595	694
Contribution of cash and securities	227	433
Return on plan assets	87	366
Benefits paid	(215)	(250)
Fair value of plan assets at end of year(1)	694	1,243
Unfunded status:	1,888	1,353
Unrecognized actuarial loss	(1,121)	-
Unrecognized transition obligation	(204)	-
Unrecognized prior service costs	(179)	-
Net amount recognized	Ps. 384	Ps. 1,353
Amounts recognized in the consolidated balance sheet consists of:
Accrued benefit liability	Ps. 1,082	Ps. 1,353
Intangible asset	(307)	-
Accumulated other comprehensive income	(391)	-
Net amount recognized	Ps. 384	Ps. 1,353

(1) Includes approximately Ps. 881 and Ps. 534 as of December 31, 2006 and 2005, respectively of Vitro common stock (47,472,678 and 39,150,000 stock at market value, respectively).

Net periodic pension cost for 2004, 2005 and 2006 are summarized below:

	Year ended December 31,
	2004	2005	2006
Service costs	Ps. 64	Ps. 59	Ps. 68
Interest cost	139	132	138
Return on plan assets	(42)	(42)	(47)
Net amortization and deferral	162	166	234
Net periodic pension cost	Ps. 323	Ps. 315	Ps. 393

The trust assets consist of fixed income and variable funds, valued at market value. As of December 31, 2005 and 2006, the pension plan assets were invested in the following financial instruments:

	2005	2006
Fixed Rate:
Federal Government instruments	21%	29%
Variable Rate:
Equity securities traded on the Mexican Stock Exchange	79%	71%
	100%	100%

We develop our expected long-term rate of return assumption based on the historical experience of our portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices. The composition of the objective portfolio is consistent with the share composition of the portfolios of five of the best-known international companies located in Mexico that manage long-term funds.

Contributions to the pension plans amounted to Ps. 227 and Ps. 433 as of December 31, 2005 and 2006, respectively. The Company estimates that the contributions to the pension plan funds during 2007 are expected to be approximately Ps. 240. Expected benefit payments for our pension plans, seniority premium and severance indemnities are as follows:

Year ended December 31,	Pension	Seniority Premium	Severance Indemnities
2007	Ps. 240	Ps. 9	Ps. 29
2008	220	9	25
2009	220	9	22
2010	258	9	20
2011	200	9	17
2012 - 2016	1,005	44	60

Expected benefit payments are based on the same assumptions used to measure the benefit obligations.

n) Purchase of Visteon's capital investment

In connection with the termination of the joint venture agreement between Vimexico and Visteon discussed in note 20 d, under Mexican FRS as established in Bulletin B-7, "Business Acquisitions" the Company recognized the difference between the price paid and the book value of Ps. 67 as a credit in the majority stockholders' equity. Under U.S. GAAP, in accordance with SFAS No. 141, "Business Combinations" the excess over cost of Ps. 87 was allocated as a pro rata reduction of the acquired assets.

o) Sale of real estate

As disclosed in Note 8 b) on December 14, 2006, Vitro sold real estate located in Mexico City used by COVISA for US$100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. In connection with the sale of the property, the Company has agreed to deliver the real estate within 24 months following the sale, free and clear of all buildings and fixtures, as well as any environmental claims, recording reserves of Ps. 54 for the estimated asset retirement costs and prepaid rent of Ps. 60 for the estimated fair value of the rental expense over the 24 months. Vitro is obligated to refund the US$80 million to the purchaser in the event that the property is not delivered to the purchaser within 36 months following the sale. A third party financial institution has guaranteed the repayment of the purchase price in the event Vitro does not deliver the property by such time and fails to refund the purchase price to the purchaser. Under U.S. GAAP, in accordance with SFAS No. 66, "Accounting for Sales of Real Estate", SFAS No. 13, "Leases" and SFAS No. 98, "Accounting for Leases" as a result of the Company's level of continuing involvement the gain on the sale of the land has been deferred and will be recognized in earnings during the two years over which the Company will continue to utilize the property. The depreciation estimates of the fixed assets that will be disposed of as a result of the real estate sale have been adjusted to reflect the use of the assets over their shortened useful lives. Such change in estimate will be accounted for prospectively. For purposes of Mexican FRS, the Company wrote off the net book value of the fixed assets against the gain on sale recorded in the current year.

p) Impairment of long lived assets

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

For Mexican FRS purposes, in accordance with Bulletin C-15, the Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amount of the asset exceeds the greater of the amounts mentioned above. Impairment charges and asset write-downs are presented in other expenses in our Mexican FRS consolidated financial statements.

In 2004, 2005 and 2006, for Mexican FRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 11, Ps. 107 and Ps. 322, respectively within its Flat Glass reportable segment as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater then the carrying value of the asset.

In 2005 for U.S. GAAP purposes, based on fair value appraisals received the Company recorded an impairment charge of Ps.188 for land and buildings located at its corporate offices classified as available for sale in accordance with SFAS No. 144. This charge is recorded in operating income for U.S. GAAP purposes. Under Mexican FRS, the assets did not meet the definition of held for sale as required by Bulletin C-15 as such assets were still in use by the Company at that time. The discounted cash flow model utilized by the Company did not result in an impairment charge for Mexican FRS purposes. During 2006 as disclosed in note 8 c), Vitro sold one of its buildings located at its corporate headquarters recognizing a loss on sale of Ps. 133 under Mexican FRS and PS. 90 under U.S. GAAP.

q) Other differences and supplemental U.S. GAAP disclosures

  Accounts receivable securitizations

The Company has included additional disclosures in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", primarily related to the retained interests in the securitized financial assets. See below for the additional disclosures required by SFAS No. 140:

  In 2004, VVP entered into an agreement to sell of its accounts receivable, on a revolving basis, to VVP Funding, a wholly owned subsidiary of VVP. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and  selling accounts receivable and is designed to be bankruptcy remote and self liquidating. Also, during 2004, VVP and VVP Funding entered into agreement with an unrelated financial institution whereby VVP Funding, on a revolving basis and subject to the maintenance of   certain financial and receivables-based ratios, sells an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum amount of US$40 million, and retain undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140. The agreement, which expired in May 2007, was renewed on April 16, 2007 through 2010. As part of the renewal, the maximum amount of the facility was increased to US$50 million.

  The gross receivables sold, totaling approximately US$78 million and US$73 million at  December 31, 2006 and 2005, respectively, are reflected as a reduction of trade accounts receivable. Estimated fair value of the retained undivided interests securitized receivables at December 31, 2006 and 2005, totaled US$32 million and US$29 million and was determined based on expected credit losses and allowance of 3%, expected average receivable collection   time of 52 days, and expected short-term commercial paper rates of 2.3% per annum. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with    changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.3%, would decrease the year-end valuation by approximately US$193 million, and 20% increase in expected credit losses and allowances, to 3.6%, would decrease the year-end valuation by approximately US$386 million. Similarly, 10 or 20% adverse fluctuations in either average   receivable collection times or expected short-term commercial paper rates would not   significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10 or 20% variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

  Proceeds received by the Company from the revolving securitizations aggregated to US$492 million and US$471 million for the years ended December 31, 2006 and 2005, respectively, and  are included in cash flows from operating activities. Securitization fees totaled US$3 million and US$2 million for the years ended December 31, 2006 and 2005, respectively, and are  included in general and administrative expenses. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled US$9 million and US$8 million at   December 31, 2006 and 2005, respectively with credit losses totaling US$2 million and US$3 million for the years then ended, respectively. VVP continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2006 and 2005, the Company received servicing fees totaling US$0.6 million each year.

  Securitization of VENA trade receivables. - On March 31, 2005, Compania Vidriera, S.A. de  C.V., Industria del Alcali, S.A. de C.V. and Comercializadora Alcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a revolving accounts receivable facility, through which such companies obtained Ps. 550 (nominal amount) and US$19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis  during four years, to a fideicomiso (the "Mexican Trust", a qualifying special purpose entity)   that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 (nominal amount) was obtained through the issuance of certified preferred securities ("certificados bursatiles preferentes") that trade on the Mexican Stock Exchange issued by the Mexican Trust, and US$19 million in subordinated notes, which have a payment guarantee by Vitro. The interest payments and eventual principal reimbursement on the certificados bursatiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Mexican Trust. The transfer of undivided ownership interests from VENA to the unrelated major financial institution for cash  consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

  At December 31, 2006 and 2005, the gross receivables sold to the Trust totaled Ps. 1,265 and Ps. 772, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2005 was Ps. 510 and Ps. 159, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. As the Company's reserve is below the established floor, no additional charge would result due to changes in the sensitivity analysis.

  Proceeds received by the Company from the revolving securitizations aggregated to Ps. 8,129 and Ps. 6,141 for the years ended December 31, 2006 and 2005, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 21 in 2006 and Ps. 11 in 2005. VENA continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2006 and 2005, the Company received servicing    fees totaling Ps. 25 and Ps. 20, respectively.

  Securitization of Vimexico (formerly Vitro Plan) trade receivables. - On August 22, 2005,  Dinavisa, Vitro Flotado Cubiertas, S.A. de C.V. ("VFC"), Vidrio y Cristal and VAU, all subsidiaries of Vimexico, closed a five year revolving accounts receivable facility through which such companies obtained US$ 21.5 million. The Vimexico subsidiaries entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a Mexican Trust that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The US$21.5 million was obtained through a private issuance of notes in the United States. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Vimexico and sold to the Mexican Trust. The transfer of undivided ownership interests from Vimexico to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

  At December 31, 2006 and 2005, the gross receivables sold to the Trust totaled Ps. 704 and Ps.  553, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2005 was Ps. 320 and Ps. 328, respectively. The Company has completed a sensitivity   analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 0.01% increase in the 12-month peak 3-month average loss ratio from the May 31, 2006 amount to 3% would result in a reduction in the availability equal to 1.66 % of eligible funds.

  Proceeds received by the Company from the revolving securitizations aggregated to Ps. 540 and US$286 million dollars, and Ps. 588 and US$67 million dollars for the years ended December 31, 2006 and 2005, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 54 and US$1 million dollars, and Ps. 47 and US$1 million dollars at December 31, 2006 and 2005, respectively. Vimexico continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2006 and 2005, the Company received servicing fees totaling Ps. 11 and Ps. 0.45, respectively.

    Exit or disposal activities.- The disclosures required by SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" related to the Company's exit or disposal activities are asfollows:

    Vitro America Restructuring - In 2004, Vitro America implemented a three-year operational restructuring designed to streamline the organization and instill a more customer and results oriented culture in its workforce. Teams of internal and external consultants and vendors are evaluating and re-organizing the Vitro America's installation, manufacturing and corporate processes. These teams have identified and initiated a number of projects with a view to position Vitro America as the leader among the distributors, manufacturers and installers of flat glass in the United States. The Company incurred expenses during 2004 of approximately Ps. 35, which are recorded as "Other Expenses" under Mexican FRS and within selling, general and administrative expenses for U.S. GAAP purposes. These expenses related to professional and consulting fees were expensed as incurred. Additionally, the Company incurred approximately Ps. 21, which for both Mexican and U.S. GAAP purposes was recorded in selling, general and administrative expenses for severance costs related to one-time termination benefits given to former officers and members of management. The Company does not expect to incur additional severance or termination costs in future years related to this restructuring. As such, as of December 31, 2006 no liability has been recorded as the professional and consulting fees will continue to be expensed as such services are provided. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vimexico, the holding company of our Flat Glass reportable segment.

    Tin Oxide Project - During 2004, the Company's management decided to stop the manufacture of mirrors with tin oxide. This exit activity was initiated and finalized during 2004 and as a result no liability was accrued for as of December 31, 2004. This decision led to the sale of certain fixed assets and inventory on hand. These sales were recorded as other expenses under Mexican FRS and within operating income under U.S. GAAP. The costs incurred as a result of this exit activity were Ps. 28. Our terminated Tin Oxide Project had been conducted by Vitro Flotado Cubiertas, a subsidiary of Vimexico, the holding company of our Flat Glass reportable segment.

    Restructuring charges.- During 2005 and 2006 the Company restructured certain operating units and its corporate and administrative functions. For Mexican FRS purposes the corresponding costs met the definition of a restructuring charge and were included in Other expenses in the Company's consolidated financial statements, but for U.S. GAAP purposes the Company applied SFAS No. 112, as opposed to SFAS No. 146, to its downsizing activities as these costs are part of an ongoing benefit arrangement and do not meet the definition of a one-time termination benefit. The Company has a practice of providing similar benefits to those employees that were terminated under its downsizing activities and therefore it applied SFAS No. 112 when accounting for such transactions. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

    Gain or loss on sale of assets.- The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in our   U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under Mexican FRS are included in other expenses in our consolidated Mexican FRS financial statements (see note 17).

    Equity method investments.- The Company's subsidiary Vitro AFG, S.A. de C.V. ("AFG"), which is part of the Flat Glass segment, is a joint venture in which the Company has a 50% interest and shares joint control with its partner, AFG Industries, Inc. Under Mexican FRS, AFG is consolidated using the proportionate consolidation method. Under U.S. GAAP, the Company's investment in and its interest in the net income of AFG are recorded based on the equity method. In addition, as mentioned in Note 25 l) we account for Comegua under the equity method for U.S. GAAP  purposes.

  Summary information of the Company's equity method investments is as follows:

	As of the year ended December 31,
	2005	2006	2005	2006
	AFG		Comegua
Current assets	Ps. 28	Ps. 20	Ps. 360	Ps. 646
Total assets	465	426	1,113	1,082
Current liabilities	242	194	210	184
Total liabilities	255	209	366	464
Stockholders' equity	210	217	747	718
Net sales	95	108	610	857
Net income (loss)	(11)	7	19	7
Cash flow information:
Operating activities	(2)	1	59	51
Financing activities	-	-	(25)	108
Investing activities	1	-	(50)	(165)

  Under U.S. GAAP, as of December 31, 2005 and 2006 the Company's investment in AFG and Comegua was Ps. 210 and Ps. 217 respectively, and Ps. 747 and Ps. 718, respectively.

    Weighted-average interest rates.- The weighted-average interest rates on short-term borrowings outstanding as of December 31, 2004, 2005 and 2006 were approximately 5.37%, 7.31% and 8.85%, respectively

    Fair value of financial instruments.- SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company's significant financial instruments were as follows:

	December 31, 2005		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Short-term borrowings	Ps. 1,256	Ps. 1,256	Ps. 289	Ps. 289
Long-term debt(1)	14,083	13,915	12,046	12,556
Derivative instruments:
Embedded derivatives	Ps. (16)	Ps. (16)	Ps. 7	Ps. 7
Interest rate swaps	(32)	(32)	-	-
Libor interest rate options	-	-	21	21
Cross currency swaps	-	-	294	294
Foreign exchange options	(29)	(29)	1	1
Natural gas contracts	(102)	(102)	(99)	(99)

  (1) Includes current portion of long-term debt.

  The fair value of short-term borrowings approximates their carrying value due to their short maturities. The fair value of the U.S. (dollar denominated) publicly traded long-term debt was Ps. 6,774 and Ps. 7,293 as of December 31, 2005 and 2006, respectively, and its related book value was Ps. 6,942 and Ps. 6,783, respectively. The fair value of the remaining long-term debt approximates its book value of Ps. 7,141 and Ps. 5,263 as of December 31, 2005 and 2006, respectively.

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

  The fair value information presented herein is based on information available to management as of December 31, 2005 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

    Classification of workers' profit sharing.- In the Company's U.S. GAAP statements of operations, workers' profit sharing expense is classified as an operating expense.

    Earnings per common share in accordance with U.S. GAAP.- Earnings per share in accordance with U.S. GAAP are based on the provisions of SFAS No. 128, "Earnings Per Share", and are calculated using the weighted-average number of common shares outstanding during each period. The stock options granted under the Company's Plan (see note 15 c) were not dilutive during 2004, 2005 and 2006, as the average market price per share of the Company's common stock during the period was either less than the exercise price per share or as a result of net losses during the year. The Company has no other potentially dilutive securities. Basic earnings per share are based upon 271,840,010, 273,116,069, and 289,636,496 weighted-average shares outstanding for 2004, 2005 and 2006, respectively.

  Income (loss) per common share computed in accordance with U.S. GAAP is presented below:

Year ended December 31,
	2004	As Presented 2005	As Restated 2005	2006
Income (loss) per share - Basic and diluted earnings (loss) from continuing operations
	Ps. (3.09)	Ps. 1.61	Ps. (0.64)	Ps. (1.85)
Discontinued operations	2.21	(0.37)	(0.37)	1.60
Income (loss) per common share	Ps. (0.88)	Ps. 1.24	Ps. (1.01)	Ps. (0.25)

    Comprehensive income.- Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components. Vitro's items of other comprehensive income are: loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments and the currency translation adjustment.

  See note 25 r, for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130, "Reporting Comprehensive Income". There were no reclassification adjustments for any of the periods presented.

    Share-based Payment. - As disclosed below in 2006 the Company adopted and currently applies SFAS No. 123 (R), "Share-based Payment", in accounting for its shared-based payment awards. The Company's employee stockoption plan was adopted in 1998. The disclosures required under U.S. GAAP as they relate to this plan are included in Note 15 c.

  Effective January 1, 2006, under U.S. GAAP, Vitro adopted SFAS No. 123(R). SFAS No. 123(R) replaces SFAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS No. 123(R) requires liabilities incurred under stock awards to be measured at fair value at each balance sheet date, with changes in fair value recorded in the income statement.  In addition, SFAS No. 123(R) requires compensation cost related to awards qualifying as equity instruments to be determined considering the grant-date fair value of the awards, and be recorded over the awards' requisite service period. There was no significant impact to the Company's consolidated financial position or result of operations as a result of adopting SFAS No. 123(R).

    Restrictions that limit the payment of dividends by the registrant. - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company's indebtedness, the Company relies on income from advances, fees, interest and dividends from its' subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company's subsidiaries' ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries' shareholders (including the Company's joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders' meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2006, the net assets of the Company were not restricted.

    Concentration of credit risk. - The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 8% of consolidated net sales in 2006, 2005 and 2004, the Company has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company's three largest customers accounted for approximately 15% of its consolidated net sales in 2006, 2005 and 2004. The Company conducts periodic evaluations of its customers' financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

    Irrevocable Standby Letters of Credit.- As of December 31, 2004 and 2006 VVP Holdings Corp. (subsidiary of Vitro, S.A.B.), had outstanding irrevocable standby letters of credit issued, for insurance purposes, totaling US$18.

    Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" was issued in September 2006. SAB No. 108 establishes a dual approach that requires quantification of financial statement misstatements based on the effects of the misstatements on an entity's balance sheet and income statement (the iron curtain and roll-over methods) and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company determined that a cumulative adjustment of prior period misstatements was not required for its fiscal year ending December 31, 2006, since the identified misstatements of prior periods were neither quantitatively nor qualitatively material to prior periods or the current period and thus did not require a prior period or cumulative adjustment.

    Vicap Notes.- 11 3/8% Vicap Notes registered under the U.S. Securities Act of 1933 were issued by Vicap (now known as SOFIVSA), the Company's 100% owned finance subsidiary, and fully and unconditionally guaranteed by Vitro. There are no restrictions on the ability of Vitro to obtain funds from SOFIVSA by dividend or loan. The Vicap Notes were repaid prior to their maturity date in March 2007.

    Recently issued accounting pronouncements. -

  SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140", issued in February 2006. This statement amends SFAS No. 133, and No. 140. This statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets." This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

  SFAS No. 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140" issued on March 2006. This statement amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", provided that those available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this statement. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this statement is the date an entity adopts the requirements of this statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this statement. The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

  In September 2006, the FASB issued SFAS No. 158, which requires companies to measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. Companies no longer are permitted to measure the funded status of their plan(s) by being able to choose a measurement date up to three months prior to year end. This aspect of SFAS No. 158 is effective for all companies in fiscal years ending after December 15, 2008, but does not impact the Company, its results of operations or its cash flows, as its measurement date is the same as its fiscal year end. Retrospective application of SFAS No. 158 is not permitted.

  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115", which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. This statement is not expected to impact the Company's consolidated financial position or results of operations in future periods.

  In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities". This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

  In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. However, the Company's current policy is to recognize tax benefits of uncertain tax positions only if it is probable that the positions will be sustained. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

    Reclassifications. - Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2004 and 2005 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2006.

  r) Comparative consolidated financial statements - U.S. GAAP

  CONSOLIDATED BALANCE SHEETS
  U.S. GAAP BASIS

  (Millions of constant Mexican pesos as of December 31, 2006)

	December 31,
	As Presented 2005	As Restated 2005	2006
Assets
Cash and cash equivalents	Ps. 1,175	Ps. 1,175	Ps. 1,042
Trade receivables, net	1,004	1,004	1,004
Retained undivided interests in securitized receivables	826	826	1,204
Other receivables	1,790	1,790	1,125
Inventories	3,714	3,714	3,409
Land and buildings held for sale	427	427	-
Deferred income taxes	61	61	135
Current assets of discontinued operations	1,005	1,005	-
Current assets	10,002	10,002	7,919
Long-term investments	367	367	71
Investment in unconsolidated and associated companies	957	957	935
Land and buildings, net	7,343	7,343	7,703
Machinery and equipment, net	6,885	6,885	5,928
Construction in progress	587	587	792
Goodwill	735	735	815
Intangible pension asset	307	307	-
Other assets	698	698	990
Deferred income taxes	398	263	-
Non-current assets of discontinued operations	1,330	1,330	-
Total assets	Ps. 29,609	Ps. 29,474	Ps. 25,153

Liabilities
Short-term borrowings	Ps. 1,106	Ps. 1,106	Ps. 178
Current maturities of long-term debt	2,420	2,420	55
Trade payables	1,780	1,780	1,961
Sundry creditors	1,391	1,391	818
Accrued expenses	982	982	934
Current maturities of unrealized gain on sale of real estate	-	-	505
Current liabilities of discontinued operations	433	433	-
Current liabilities	8,112	8,112	4,451
Long-term debt	11,538	11,538	11,627
Employee retirement obligations	1,082	1,082	1,353
Long-term liabilities of discontinued operations	996	996	-
Unrealized gain on sale of real estate	-	-	484
Deferred income taxes	-	481	449
Other long-term liabilities	131	131	210
Long-term liabilities	13,747	14,228	14,123
Total liabilities	21,859	22,340	18,574
Minority interest in consolidated subsidiaries	2,399	2,399	1,075

Stockholders' Equity
Total stockholders' equity	5,351	4,735	5,504
Total liabilities, minority interest in consolidated subsidiaries and stockholders' equity	Ps. 29,609	Ps. 29,474	Ps. 25,153

  CONSOLIDATED STATEMENTS OF OPERATIONS
  U.S. GAAP BASIS

  (Millions of constant Mexican pesos as of December 31, 2006)

	Year ended December 31,
	2004	As Presented 2005	As Restated 2005	2006

Net sales	Ps. 23,027	Ps. 23,414	Ps. 23,414	Ps. 24,728
Cost of sales	16,670	16,935	16,935	18,193

Gross profit	6,357	6,479	6,479	6,535
Selling, general and administrative expenses	5,660	5,678	5,678	5,062

Operating income	697	801	801	1,473

Interest expense	2,211	2,304	2,304	2,397
Interest income	(124)	(157)	(157)	(128)
Exchange loss (gain), net	88	(402)	(402)	207
Gain from monetary position	(727)	(431)	(431)	(517)
Total financing cost	1,448	1,314	1,314	1,959

Operating loss after financing cost	(751)	(513)	(513)	(486)
Other income (expenses), net	29	400	400	(39)

Loss from continuing operations before taxes and workers' profit sharing	(722)	(113)	(113)	(525)
Income and asset tax (benefit) expense	(120)	(755)	(139)	169
Net minority interest	(287)	(208)	(208)	145
Share in earnings of unconsolidated associated companies	48	6	6	14

Net income (loss) from continuing operations	(841)	440	(176)	(535)
Discontinued operations including gain (loss) on disposal of discontinued operations of Ps. 479 in 2004, Ps. (132) in 2005, and Ps. 494 in 2006 net of taxes of Ps. (7), Ps. (4), and Ps. (83) respectively	602	(101)	(101)	464
Net income (loss)	Ps. (239)	Ps. 339	(277)	Ps. (71)

  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  U.S. GAAP BASIS

  (Millions of constant Mexican pesos as of December 31, 2006)

	2,004	As Presented 2005	As Restated 2005	2,006

Stockholders' equity at the beginning of the year	Ps. 5,964	Ps. 5,181	Ps. 5,181	Ps. 4,735
Comprehensive income (loss):
Net income	(239)	339	(277)	(71)
Other comprehensive income (loss):
Minimum pension liability adjustment	(117)	21	21	-
Gain from holding nonmonetary assets	(427)	36	36	(235)
Cumulative translation adjustment	(11)	(17)	(17)	115
Deferred income taxes	114	(423)	(423)	(65)
Deferred workers' profit sharing	1	7	7	-
Effect of applying the Bulletin B-10	(76)	(93)	(93)	(33)
Other comprehensive loss	(516)	(469)	(469)	(218)
Comprehensive loss	(755)	(130)	(746)	(289)
Bulletin B-15 adjustments	55	231	231	(42)
SFAS No. 158 Adjustment	-	-	-	(126)
Canceled dividends	-	158	158	-
Dividends paid	(99)	(96)	(96)	(92)
Issuance of treasury stock	16	7	7	67
Issuance of capital stock	-	-	-	556
Dilution of minority interest	-	-	-	695
Stockholders' equity at the end of the year	Ps. 5,181	Ps. 5,351	Ps. 4,735	Ps. 5,504

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  U.S. GAAP BASIS*

  (Millions of nominal pesos)

	Year ended December 31,
	2004	As Presented 2005	As Restated 2005	2006
Operating Activities:
(Loss) income from continuing operations in constant pesos	Ps. (841)	Ps. 440	Ps. (176)	Ps. (535)
Effect of constant pesos	57	7	7	13
(Loss) income from continuing operations in nominal pesos	(784)	447	(169)	(522)
Add (deduct) non-cash items:
Minority interest	267	200	200	(145)
Depreciation and amortization	1,919	1,636	1,636	1,718
Provision for seniority premiums, pensions, severance indemnities and other long-term liabilities	282	293	293	377
Amortization of debt issuance costs	118	200	200	188
Share in earnings of unconsolidated associated companies	(45)	(6)	(6)	(13)
Dividends received from unconsolidated associated companies	17	17	17	12
Fair value of derivative financial instruments	(9)	(123)	(123)	(107)
Gain on execution of Vitro Club's trust	-	(424)	(424)	-
Gain from sale of subsidiaries	(82)	-	-	34
Write-off and loss from sale of fixed assets	316	428	428	48
Deferred income tax and workers' profit sharing	(194)	(939)	(323)	71
Gain from monetary position	(689)	(430)	(430)	(514)
Exchange loss (gain)	73	(373)	(373)	197
Increase in trade payables	5	97	97	213
(Increase) decrease in trade receivables	(252)	616	616	26
(Increase) decrease in inventories	(234)	(170)	(170)	320
Changes in other current assets and liabilities	465	(482)	(482)	(471)
Employee retirement obligations	(271)	(282)	(282)	(557)
Net income (loss) from discontinued operations	112	31	31	(30)
Operating assets and liabilities from discontinued operations	24	151	151	29
Net cash provided by operating activities	1,038	887	887	874

Investing Activities:
Sales of land and buildings and machinery and equipment	17	29	29	1,342
Investment in land and buildings and machinery and equipment	(1,209)	(978)	(978)	(1,009)
Sale of subsidiaries and associated companies	904	157	157	1,049
Restricted cash	181	1	1	385
Discontinued operations	(114)	(178)	(178)	20
Capital distribution to minority interest	-	-	-	(21)
Deferred Charges	(94)	(64)	(64)	(86)
Net cash (used in) provided by investing activities	(315)	(1,033)	(1,033)	1,680

Financing Activities:
Proceeds from short-term borrowings	3,072	2,820	2,820	4,603
Proceeds from long-term debt	4,933	5,606	5,606	840
Payment of short-term borrowings	(3,241)	(3,927)	(3,927)	(3,191)
Payment of long-term debt	(3,514)	(5,278)	(5,278)	(5,419)
Debt issue costs	(153)	(183)	(183)	(23)
Issuance of capital stock	-	-	-	556
Sale of treasury stock	14	7	7	67
Dividends paid to stockholders of Vitro	(89)	(90)	(90)	(92)
Dividends paid to minority interests	(113)	(67)	(67)	(20)
Discontinued operations	(22)	(4)	(4)	(19)
Net cash provided by (used in) financing activities	887	(1,116)	(1,116)	(2,698)
Net decrease in cash and cash equivalents	1,610	(1,262)	(1,262)	(140)
Monetary and exchange rate effect on cash and cash equivalents	(56)	(1)	(1)	51
Balance at beginning of year	840	2,394	2,394	1,131
Balance at end of year	Ps. 2,394	Ps. 1,131	Ps. 1,131	Ps. 1,042

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps. 1,488	Ps. 1,773	Ps. 1,773	Ps. 1,694
Income taxes	72	246	246	20

  * This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the American Institute of Certified Public Accountants.

  Schedule II - Valuation and Qualifying Accounts

Schedule of Valuation and Qualifying Accounts
For the years Ended December 31, 2006, 2005 and 2004
Millions of constant Mexican pesos as of December 31, 2006

	Balance at beginning of year	Additions	Deductions	Changes for effects of inflation	Balance at the end of the year
Year ended December 31, 2006
Allowance for doubtful accounts	Ps. 189	Ps. 68	Ps. 53	Ps. (7)	Ps. 197
Deferred tax valuation allowance	606	185	507	(24)	260
	Ps. 795	Ps. 253	Ps. 560	Ps. (31)	Ps. 457

Year ended December 31, 2005
Allowance for doubtful accounts	Ps. 126	Ps. 100	Ps. 38	Ps. 1	Ps. 189
Deferred tax valuation allowance	711	33	114	(24)	606
	Ps. 837	Ps. 133	Ps. 152	Ps. (23)	Ps. 795

Year ended December 31, 2004
Allowance for doubtful accounts	Ps. 111	Ps. 65	Ps. 44	Ps. (6)	Ps. 126
Deferred tax valuation allowance	1,596	148	956	(77)	711
	Ps. 1,707	Ps. 213	Ps. 1,000	Ps. (83)	Ps. 837

Item 19. Exhibits

Exhibit No.	Description	Page
1.01	Amended and restated by-laws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation	*
2.01

Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

***
2.02	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the "CPO Trust Agreement"), together with an English translation	***
2.03	Public Deed dated November 29, 1990 (the "Public Deed"), together with an English translation	***
2.04	Common Shares Trust Agreement	***
2.05	CPO Trust Agreement and Public Deed	***
2.06	Form of Certificado Bursatil	*****
2.07	Indenture dated as of October 22, 2003 ("2013 Indenture") between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits)	******
2.08	Form of 11.75% Senior Note due 2013 (included in Exhibit 2.12)	******
2.09

First Supplemental Indenture to the 2013 Indenture dated as of February 1, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

*
2.10

Second Supplemental Indenture dated as of April 27, 2007 to the 2013 Indenture among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto, and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association

*
2.11

Trust Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer and trustee, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., and Vitro Vidrio y Cristal, S.A. de C.V., dated August 3, 2005, in connection to the issuance of the 6.46% Preferred Notes.

*******
2.12

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

*******
2.13	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee ("2012 Indenture")	*
2.14	Form of 8.625% Senior Note due 2012	*
2.15

First Supplemental Indenture to the 2012 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

*
2.16	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee ("2017 Indenture")	*
2.17	Form of 9.125% Senior Note due 2017	*
2.18

First Supplemental Indenture to the 2017 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

*
4.01	Receivables Purchase Agreement dated as of May 7, 2004 among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation, ABN Amro Bank N.V. and Finacity Corporation	******
4.02	Receivables Sales Agreement dated as of May 7, 2004 between Vitro America, Inc. and VVP Funding Corporation	******
4.03	Second Amendment to Receivables Purchase Agreement dated as of May 5, 2006, among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation and ABN Amro Bank N.V.	******
4.04	Third Amendment to Receivables Purchase Agreement dated as of April 16, 2007, among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation and ABN Amro Bank N.V.	*
4.05	Stock Purchase Agreement dated as of June 3, 2002 among Vitro, S.A. de C.V. Whirlpool Corporation and Whirlpool Holdings, Inc.	*****
4.06	Stock Purchase Agreement dated as of January 23, 2004 among Vitro, S.A. de C.V., Vitro Envases Norteamerica, S.A. de C.V., Owens Corning and Owens Corning VF Holdings, Inc.	******
4.07	Stock Purchase Agreement dated as of September 25, 2004 among Rexam plc, Rexam Overseas Holding Limited and Vitro, S.A. de C.V.	**
4.08

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

**
4.09	Guaranty dated as of March 31, 2005 among Vitro, S.A.B. de C.V. and of the holders of the Certificados Subordinados	**
4.10

Purchase Agreement dated as of March 31, 2005 among ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A.de C.V., Comercializadora Alcali, S. de R.L. de C.V., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank International", New York Branch

**
4.11

Placement Agent Agreement dated as of March 29, 2005 among Compania Vidriera, S.A. de C.V., Industria del Alcali, S.A. de C.V., Comercializadora Alcali, S. de R.L. de C.V., ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, and Banco Invex, S.A. Institucion de Multiple, Invex Grupo Financiero

**
4.12	Letter of extension between Pilkington plc and Vitro Vidrio y Cristal, S.A. de C.V., dated April 24, 2006	**
4.13	Stock Purchase Agreement of Vidrios Panamenos S.A. between the Sellers listed therein and Empresas Comegua, S.A., dated April 4, 2006.	*******
8.1	List of subsidiaries of Vitro, S.A.B. de C.V.	*
12.1	Certification of the Chief Executive Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Certification of the Chief Administrative Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.3	Certification of the Chief Financial Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1

Certification of the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of Vitro, S.A.B. de C.V. pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*
___________________
*	Filed herewith.
**	Filed as an exhibit to Vitro, S.A.B. de C.V.'s annual report on Form 20-F for the year ended December 31, 2004.
***	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33- 43660) and incorporated herein by reference thereto.
****	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.
*****	Filed as an exhibit to Vitro, S.A.B. de C.V.'s annual report for the year ended December 31, 2002, and incorporated by reference hereto.
******	Filed as an exhibit to Vitro, S.A.B. de C.V.'s annual report on Form 20-F for the year ended December 31, 2003, and incorporated by reference hereto.
*******	Filed as an exhibit to Vitro, S.A.B. de C.V.'s annual report on Form 20-F for the year ended December 31, 2005 and incorporated by reference hereto.

SIGNATURES

Vitro, S.A.B. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on its behalf.

Date: June 21, 2007.

VITRO, S.A.B. DE C.V.,
by	/s/ Federico Sada Gonzalez
Name: Federico Sada Gonzalez
Title: President and Chief Executive Officer

by	/s/ Claudio Del Valle Cabello
Name: Claudio Del Valle Cabello
Title: Chief Administrative Officer

by	/s/ Enrique Osorio Lopez
Name: Enrique Osorio Lopez
Title: Chief Financial Officer