Form 20-F
period 2007-12-31
VITRO SAB DE CV
filed 2008-06-27
CIK 880582

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PERSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PERSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM  _____  TO  _____
OR

☐	SHELL COMPANY REPORT PERSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
11.75% Senior Notes due 2013
8.625% Senior Notes due 2012
9.125% Senior Notes due 2017
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2007:
358,504,974 shares of Series “A” common stock, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐                    No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☐                     No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer      ☐       Accelerated filer      ☑     Non-accelerated filer      ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐      Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐                    Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                    No ☑

i

PRESENTATION OF CERTAIN INFORMATION
Vitro, S.A.B. de C.V., formerly Vitro, S.A. de C.V., is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and is a holding company that conducts substantially all of its operations through its subsidiaries. In this annual report, except when indicated or the context otherwise requires, (a) the words “Vitro” and “our holding company” refer to Vitro, S.A.B. de C.V., and not its consolidated subsidiaries and (b) the words “the Company,” “we,” “us,” “our” and “ours” refer to Vitro, S.A.B. de C.V., together with its consolidated subsidiaries. References in this annual report to business units are to combinations of various consolidated entities that have been grouped together for management and presentation purposes.
References in this annual report to “pesos” or “Ps.” are to the lawful currency of the United Mexican States, which we refer to as “Mexico”. References to “U.S. dollars,” “dollars” or “$” are to dollars of the United States of America, which we refer to as the “United States” or “U.S.”
Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (the “CINIF”), which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP.” See note 24 to our consolidated financial statements as of December 31, 2007 and for each of the three years in the period ended December 31, 2007 which provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.
On August 29, 2007, Viméxico, S.A. de C.V. (“Viméxico”), the holding company for our Flat Glass business unit, acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”), a company dedicated to the installation of value-added glass products.
On July 24, 2007, Viméxico exercised its option to acquire the 50% equity interest of Vitro AFG, S.A. de C.V. (“Vitro AFG”) of its joint venture partner AFG Industries (“AFG”), a subsidiary of Asahi Glass Co. Limited (a Japanese company), and Vitro AFG became a wholly-owned subsidiary of Viméxico.
In April 2006, Empresas Comegua, S.A. (“Comegua”) acquired Vidrios Panameños, S.A. (“Vipasa”), a glass container company located in Panama for a purchase price of Ps. 218 million ($20 million). See “Item 4. Information on the Company—Business—Acquisitions.”
On February 1, 2007, Vitro completed an offering, of $1.0 billion of senior guaranteed notes (the “Initial Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary Vitro Envases Norteamérica, S.A. de C.V. (“VENA”) and certain third-party debt at subsidiaries of Viméxico. As a result of this transaction, as of December 31, 2006, Ps. 4,378 million ($403 million) of short-term borrowings and current maturities were reclassified as long-term debt. In connection with that offering, we entered into a registration rights agreement with the initial purchasers of the Initial Notes in which we agreed, among other things, to complete an exchange offer. This exchange offer was intended to satisfy our obligations under this registration rights agreement. The holders of the Initial Notes were entitled to exchange in the exchange offer their Initial Notes for new notes (the “Exchange Notes” or “Notes”) which were identical in all material respects to the Initial Notes except that (i) the Exchange Notes have been registered under the Securities Act. The Notes are guaranteed by VENA (wholly-owned subsidiary) and its wholly-owned subsidiaries and by Viméxico (our 91.8% owned subsidiary) and its wholly-owned subsidiaries, and accordingly, as a non-wholly-owned subsidiary, separate consolidated financial statements of Viméxico and its subsidiaries set forth in this annual report. (See note 24 to our consolidated financial statements for supplemental information regarding our guarantor and non-guarantor subsidiaries).
On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa Holding, S. de R.L. de C.V. and its subsidiaries Crisa Libbey, S.A. de C.V. and Crisa Industrial, LLC (together, “Vitrocrisa”) to Libbey, Inc. (“Libbey”), the owner of the remaining 49% equity interest. See “Item 4. Information on the Company—Business—Strategic Sale of Non-Core Businesses and Assets.” Vitrocrisa, which was previously presented as one of our reportable segments is presented as a discontinued operation. Accordingly, all financial and operating information relating to Vitrocrisa in this annual report is presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented on our consolidated balance sheets as a part of “total liabilities from discontinued operations” for fiscal years 2003, 2004 and 2005.

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
This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the “Free Exchange Rate.” As of December 31, 2007, the Free Exchange Rate was 10.8662 pesos per U.S. dollar.
Our consolidated financial statements contained in this annual report are expressed in constant Mexican pesos as of December 31, 2007. As of January 1, 2008 our financial information will be presented in nominal pesos in accordance with Mexican FRS. All peso amounts pertaining to fiscal year 2007 and earlier that are contained in this annual report are restated in constant pesos as of December 31, 2007, except where otherwise indicated. As of January 1, 2008, our financial information will be presented in nominal pesos in accordance with Mexican FRS. See “Item 5. Operating and Financial Review and Prospects—Accounting Considerations—New Accounting Pronouncements.”
For purposes of this annual report, we consider our “export sales” to be (a) sales of products produced by our Mexican subsidiaries to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors and (b) sales of products by our foreign distributor subsidiaries. For purposes of determining the amount of our export sales to be disclosed, we consider sales to be made at the time of sale to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors (principally Vitro America, Inc., which we refer to as “Vitro America”), and at the time of sale of the product by our foreign subsidiaries that act as our distributors (principally Vitro Packaging, Inc., which we refer to as “Vitro Packaging”) to third parties outside Mexico.
Under Mexican corporate law, ordinary shares of our Series “A” common stock held by our Stock Option Trust (17,464,614 shares as of April 17, 2008) are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which our other shares are entitled to vote. However, for accounting purposes, our ordinary shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of change in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders’ equity, we considered our ordinary shares held by our Stock Option Trust as treasury stock and not outstanding. As of April 17, 2008, 47,541,076 ordinary shares were held by our Pension Plan Trust. Those ordinary shares are treated as outstanding for all purposes.
We use the term “joint venture” to refer to companies which are not our wholly-owned subsidiaries and in which we, directly or indirectly, either have management control or share management control with other parties. We believe that our use of the term “joint venture” is consistent with international business practices. However, our “joint ventures” are not necessarily “Joint Ventures” as defined in International Financial Reporting Standards (“IFRS”).
Certain amounts included in this annual report may not sum due to rounding.

FORWARD-LOOKING STATEMENTS
This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.
These forward-looking statements are identified by our use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “goals,” “target,” “strategy” and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” and other sections of this annual report.
These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. It is possible that our future financial performance may differ materially from our expectations because of a variety of factors, some of which include, without limitation, the following:
•	cost and availability of energy;

•	transportation costs and availability;

•	consolidation among competitors and customers;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	foreign currency exchange fluctuations relative to the U.S. dollar against the Mexican peso;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	liquidity, debt repayment and access to credit;

•	fluctuations in the price of raw materials and labor costs;

•	capacity utilization of our facilities;

•	availability of raw materials;

•	the ability to integrate operations of acquired businesses;

•	consumer preferences for forms of packaging that are alternatives to glass containers;

•	the ability to hire and retain experienced management;

•	the performance by customers of their obligations under purchase agreements;

•	lifting of trade barriers and enforcement of measures against unfair trade practices;

•	the enactment of stricter environmental laws; and

•	the timing and occurrence of events which are beyond our control.
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

v

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
RECENT DEVELOPMENTS
New Perspectives
Strategic Focus
Commencing in 2001, we began a corporate restructuring and recapitalization program to strengthen our financial condition and improve our operating results. The program focused on the sale of our non-core assets and other assets not aligned with the long-term strategy of our core businesses, Glass Containers and Flat Glass, and stronger financial results from our core business units.
From 2001 through 2006, we sold our equity interests in a number of non-core businesses, including the sale of Vitrocrisa, and our interests in real estate parcels, generating aggregate gross proceeds of approximately $560 million. These transactions provided a source of cash that was used primarily to reduce our level of debt.
Over the past 5 years, we also improved the profitability of our core business units, and from 2003 to 2007, our operating income increased from Ps. 1,977 million ($182 million) to Ps. 2,704 million ($249 million), an increase of 37%.
In addition, in October 2006, we completed a rights offering of our common stock, which further strengthened our balance sheet by increasing the variable portion of our common stock by Ps. 550 million (nominal) ($50 million).
Debt Refinancing
In February 2007, based upon the success of implementing our strategic program, we completed the sale of $1.0 billion senior notes, comprised of $300 million 8.625% Senior Notes due 2012 (the “2012 Senior Notes”) and $700 million 9.125% Senior Notes due 2017 (the “2017 Senior Notes”). In our Senior Notes offering, we achieved more favorable terms and conditions in our overall debt, including lengthening the average maturity of our debt and reducing interest rates, which lowered our cost of capital, improved cash flows and established a path for solid growth of our businesses. Substantially all of the net proceeds from the offering were used to refinance our outstanding short-term indebtedness and substantially all of our long-term debt, other than our 11.75% Senior Notes due 2013 (the “2013 Senior Notes”). As a result of this transaction, as of December 31, 2006, Ps. 4,378 million ($403 million) of short-term borrowings and current maturities were reclassified as long-term debt and the average life of our indebtedness was extended from 3.3 years to 7.9 years.
Strategic Growth
Starting in 2006, we sought to expand our businesses by increasing our production capacity and by completing small growth opportunities. Our capital expenditures in 2006 were Ps. 1,252 million ($115 million), which we further increased in 2007 to Ps. 2,695 million ($248 million). These capital expenditures were used primarily for deferred maintenance and improvements of our major furnaces as well as for expansion of our capacity to satisfy organic growth from the increased volume of demand for our Glass Containers products.
From 2006 to May 2008, we completed a number of small acquisitions, for approximately Ps. 550 million ($51 million), most significantly, Vipasa in Central America, the minority interests in Vitro Flex and Vitro AFG from our former joint venture partners, a 55% equity interest in PVA, and a business in France through our subsidiary Vitro Cristalglass S.L. (“Vitro Cristalglass”).

Genesis Project
We are still in the process of transforming our management, operational and reporting processes through the implementation of an enterprise wide process model, which we refer to as the Genesis Project. The objective of the Genesis Project is to transform Vitro’s global operating model to a results-oriented, client-focused model.
As part of the Genesis Project, we are implementing a fully integrated enterprise resource planning, or ERP, system using software from SAP AG, or (“SAP”).
We believe the main strategic benefits of the Genesis Project will be to:
•	Standardize and optimize our operating and administrative processes,

•	Facilitate the integration of our operations globally,

•	Improve and maintain compliance with regulatory requirements regarding effective internal control over financial reporting,

•	Standardize management and operational information across our subsidiaries in Mexico and abroad, enhancing also its availability for decision making at all levels of the Vitro organization,

•	Establish, integrate and apply best practices standards in our operations, and

•	Continue our strategy of pursuing consistent and integrated growth globally.
As part of this project we are implementing a shared service center in Monterrey, Mexico, which we believe will allow us to centralize certain standard operations of our businesses and realize cost savings through economies of scale by the standardization of similar processes within our businesses. With this shared service center we believe we can accomplish or surpass the expectations of internal and external customers in a timely manner and improve the services we have provided in the past.
The Genesis Project, which started in 2006, is being implemented throughout all the Company’s businesses and will be completed in two phases. Through the end of 2007, we have invested approximately Ps. 423 million ($39 million) in this project.
See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Genesis Project” for a detail of the costs of implementing this Project.

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
On February 1, 2007, we completed a major refinancing program by virtue of which we refinanced substantially all of our indebtedness under improved terms and conditions. See “Item 3. Key Information— Recent Developments—New Perspectives” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Transactions.” Although the refinancing program reduced our interest expense and extended our debt maturities, we continue to have high interest payment requirements. As of December 31, 2007, our total consolidated indebtedness was Ps. 14,918 million ($1,373 million) and our consolidated off-balance sheet financings, related to our receivable securitization and sale of receivable transactions, were Ps. 1,509 million ($139 million). Our interest expense on debt for the year ended December 31, 2007 was Ps. 1,696 million ($156 million), while our operating income was Ps. 2,704 million ($249 million). After the refinancing program, our average interest rate was reduced.
Our ability to make scheduled interest payments when due depends on, and is subject to, several factors, including our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors.
The amount of our interest payment requirements could adversely affect our business in a number of ways, including but not limited to, the following:
•	we may have less cash available to expand and improve our business, since we are required to dedicate a significant portion of our cash flow from operations to the payment of interest on our debt;

•	our ability to obtain additional debt financing may be limited and the terms on which such financing is obtained may be negatively affected; and

•
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
Our current indentures that govern the terms of our indebtedness contain certain restrictive covenants that are customary for similar indebtedness. Such covenants include restrictions on our ability to (i) incur additional indebtedness unless, at the time of incurrence, we satisfy certain conditions, (ii) pay dividends above a certain permitted amount or make other restricted payments, (iii) grant certain liens on our assets, (iv) make certain investments, and (v) take part in certain merger, consolidation, and asset sale transactions.

As of December 31, 2007, under the covenants of our current indentures, we are prohibited from incurring additional debt (other than certain permitted exceptions) and from making certain investments (other than certain permitted investments).
The restrictions in our indentures could limit our flexibility to adjust to changes in our business and the industries in which we operate and/or limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.
We have to pay interest and principal on our dollar-denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations.
As of March 31, 2008, 96% of our outstanding debt was denominated in dollars. This debt must be serviced by funds generated from sales by our subsidiaries. We do not generate sufficient revenues in dollars from our operations to service our entire dollar denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our dollar denominated debt. A devaluation of the peso against the dollar could adversely affect our ability to service our debt.
As of March 31, 2008, we have entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate and interest payments on another $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a fixed peso rate. In the ordinary course of business, we also enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations.
We cannot assure that in the future these instruments will be available on favorable terms to us, if at all, to fully hedge our exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We have experienced rising operating costs in our businesses.
Some of the components of our cost of goods sold are subject to market price variations. For instance, our total energy cost represented 15% of our consolidated cost of goods sold in 2007. Such cost is directly linked to the price of natural gas which has experienced significant increases in recent years due to, among other things, the effects of hurricanes in the production area of the Gulf of Mexico. NYMEX natural gas prices have increased from an average price of $3.22 per million British Thermal Units (“MMBTU”), during 2003 to an average price of $7.12 per MMBTU during 2007, representing an increase of 120%. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations. Other potential sources of significant variations in our costs are packaging and freight costs.
Our cost of goods sold is sensitive to the price of natural gas. Every dollar fluctuation per MMBTU has had an annual impact of approximately $20 million on our cost of goods sold based on our average historical consumption of approximately 1.7 million MMBTUs per month. The closing price of natural gas on the New York Mercantile Exchange (“NYMEX”) as of June 23, 2008 was $13.20 per MMBTU. We have not been able to raise the prices of our products to fully reflect the increases in our operating costs and therefore our results of operations could be adversely affected by continued high prices of natural gas.
In the ordinary course of business, we enter into forwards and other derivatives agreements to hedge our exposure to natural gas price variations. However, we cannot assure you that these instruments will be available on favorable terms to us, if at all, to fully hedge our exposure to such variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We continue to experience competition from our global competitors and vertically integrated customers.
Historically, aggressive investment by our global competitors such as Compagnie de Saint Gobain (“Saint Gobain”) and Guardian Industries Corporation (“Guardian”), and vertically integrated customers with glass manufacturing facilities in Mexico, coupled with the increased imports of low-cost competitive products into several of our important markets, has resulted in an increase in capacity that has brought significant pricing pressure on our products, particularly in our Flat Glass construction market where the industry is faced with over-capacity. Similarly, our competitors may make new investments in Mexico in the glass containers market. Loss of existing or future market share to competitors or customers in any of our business units may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity may be adversely affected.

Difficult market conditions in the automotive industry may affect our operating margins and results of operations.
The North American automotive industry continues to face difficult market conditions. North American automobile manufacturers have experienced slower demand and increased pricing pressures on their products. These difficult market conditions in the automotive industry may continue to lead to additional pricing pressure on our products and may lead to loss of sales volume, either of which may have an adverse effect on us. In addition, the automotive industry has experienced pressures due to increased oil prices which could decrease of our original equipment manufacturers (“OEMs”) business sales, as the U.S. demand in the automobile sector has declined.
Certain of our flat glass products sold to OEMs in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. The automotive OEM business line represented 8% of our consolidated net sales for the year ended December 31, 2006 and 9% for the year ended December 31, 2007.
We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us.
Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. Although no single customer accounted for more than 8% of our consolidated net sales in 2007, we have customers that are significant to our business units. Our three largest customers, who serve different markets, accounted for an aggregate of 14% of our consolidated net sales in 2007. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us. Among our most significant customers are automotive OEMs and beer and soft-drink bottlers. One of our main customers has vertically integrated operations and therefore, a capacity increase in its glass production could adversely affect our results of operations.
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
A downturn in the Mexican economy, from which we derived 43% and 44% of our consolidated net sales for the year ended December 31, 2006 and 2007, respectively, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived 43% and 37% of our consolidated net sales in 2006 and 2007, respectively, would have an adverse impact on the export and foreign subsidiary sales of our Flat Glass and Glass Containers business units. Furthermore, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other countries have adversely affected the Mexican economy and therefore our results of operations.
Economic downturns in Mexico and the United States may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt.

Inflation fluctuations may have an adverse effect on our total comprehensive financing result.
Our total comprehensive financing results includes net interest expense, the net effect of inflation on our monetary assets and liabilities (which, as discussed below, applies only for inflationary environments beginning on January 1, 2008 according to the new Mexican FRS B-10, “Effects of Inflation”), the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and gains or losses related to some of our derivative transactions.
Inflation has historically affected our total comprehensive financing result. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation in recent years have resulted in lower monetary gains.
The new Mexican FRS B-10, which became effective for fiscal years beginning on January 1, 2008, provides that, in non-inflationary environments (when cumulative inflation of the three preceding years is less than 26%), no inflationary effects should be recognized in a company’s financial statements. Given the cumulative inflation in Mexico for the three years ended December 31, 2007, the Mexican economic environment will not qualify as inflationary in 2008, thereby eliminating inflationary accounting in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information—Inflation and Foreign Currency Exchange Rate Fluctuations” and “—New Accounting Pronouncements”.
Foreign currency exchange rate fluctuations may have an adverse effect on our total comprehensive financial result.
Our total comprehensive financing result is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2003, 2006 and 2007, the nominal devaluation of the peso relative to the U.S. dollar during the year resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004 and 2005. In May 2004, with the unwinding of certain currency exchange swaps we recorded a net exchange loss.
As of March 31, 2008, we have entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate and interest payments on another $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a fixed peso rate. In the ordinary course of business, we also enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations.
We cannot assure you that these instruments or other currency swap and option agreements will be available at favorable terms to us, if at all, to fully hedge our exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
Changes in the value of the peso to the U.S. dollar and the Euro may have an adverse effect on us.
Changes in the value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase of our operating margins and a real appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos. This is so because the aggregate amount of our consolidated net sales denominated in or linked to U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or linked to U.S. dollars.

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
The sales generated by our Spanish subsidiary in our European operations are either denominated in or linked to the value of the Euro, while its cost of goods sold is denominated in or linked to U.S. dollars. Changes in the value of the U.S. dollar to the Euro may have an adverse effect on us in a similar fashion to those described with respect to the value of the peso above.
We may be adversely affected by increases in interest rates.
Interest rate risk exists primarily with respect to our floating-rate peso and dollar-denominated debt, which generally bear interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE,” or the London interbank offered rate, which we refer to as “LIBOR”. If the TIIE or LIBOR rates increase significantly, our ability to service our debt will be adversely affected.
As of December 31, 2007, our floating-rate peso and dollar-denominated debt amounted to Ps. 366 million and $34 million. As of March 31, 2008, we entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate.
We cannot assure you that these instruments will continue to be favorable to us or if other instruments will be available at favorable terms to us, if at all, to fully hedge our exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
The costs of complying with environmental protection and health and safety laws, and any liabilities arising thereunder, may increase and adversely affect our business, results of operations, cash flows or financial condition.
We are subject to various environmental protection, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, remediation, disposal and transportation of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and the health and safety of our employees.
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
Since 1998, we have been participating in a voluntary audit program at our Mexican facilities. As a result of audits by and implementation of certain measures suggested by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”), action plans are entered into, and costs are incurred, to make environmental investments and improvements required for PROFEPA Clean Industry certification.

Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations, cash flow or financial condition. See “Item 4. Information on the Company—Business—Environmental Matters.”
Substitution trends in the glass container industry may continue to adversely affect our business.
Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s (although such decline has substantially diminished in recent years). In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented 51% of our consolidated net sales in 2007.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are focused on improving and maintaining an effective internal control structure. During 2005, 2006 and 2007 we implemented new controls and procedures related to the preparation, review and presentation of our financial information. These measures include the following modifications to our internal controls:
•	reinforcement of personnel knowledge base regarding technical accounting matters;

•	hiring a professional service firm to assist our accounting staff with the implementation of superior processes and new internal controls; and

•
Genesis Project implementation, including the ERP conversion, across Vitro’s global operating model. See “Item 3. Key Information—Recent Developments—Genesis Project” and “Item 15. Controls and Procedures”.

There can be no assurance that the implementation of our new internal controls, including the ERP, will be completed without unforeseen challenges or significant additional expenditures. In addition, any unremediated internal control deficiencies may reduce our ability to provide accurate financial information to our investors.

We have a disagreement with our partner in our Flat Glass business unit about the merger of Vitro Plan into Viméxico, which may affect the value of the guaranty of the 2012 Senior Notes, 2017 Senior Notes, and 2013 Senior Notes by our Flat Glass business unit.
On December 11, 2006 the shareholders of Vitro Plan concluded the extraordinary meeting upon a second call to approve the merger of Vitro Plan into Viméxico. Viméxico, a subsidiary of Vitro, held a $135 million loan receivable from Vitro Plan. At the meeting, resolutions were adopted approving (a) the merger of Vitro Plan into Viméxico based on financial information as of October 31, 2006, with Viméxico as the surviving entity, and (b) the cancellation upon delivery of existing Vitro Plan stock certificates in exchange for Viméxico stock certificates, using a ratio of 7.19319816 shares of Viméxico common stock per share of Vitro Plan common stock.
Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro, and the company through which Vitro conducted its Flat Glass business. As a result of the merger, Viméxico is a direct 91.8%-owned subsidiary of Vitro. Prior to the merger, Pilkington Plc, which we refer to as “Pilkington”, owned a 35% equity interest in Vitro Plan and, as a result of the merger, owns an 8.2% equity interest in Viméxico. Pilkington voted against the adoption of the shareholder resolutions approving the merger. Under the merger, the outstanding $135 million intercompany indebtedness owed by Vitro Plan was cancelled, reducing the debt of Viméxico, as the surviving party to the merger to a level that could more readily be supported by its cash flow from operations.
On January 16, 2007, Pilkington commenced litigation, challenging and opposing, among other claims, the resolutions adopted at the December 11, 2006 extraordinary meeting approving the merger. On February 28, 2008, the court denied all of Pilkington’s claims and declared the merger valid. Pilkington has filed an appeal of this decision which on June 26, 2008 was resolved by the Appeals Court confirming the denial of all claims by Pilkington and ratifying in all aspects the decision issued by the lower court, including, as a consequence, the validity of the Merger and the obligation to pay litigation costs and attorney’s fees. However, Pilkington still has on last opportunity to challenge such rulings through an “Amparo” procedure (which is a constitutional challenge held before a federal court).
Additionally, on December 6, 2007, Pilkington commenced another litigation, alleging, among other claims, that the December 11, 2006 extraordinary meeting was invalid and, therefore, the resolutions adopted at such meeting and the merger agreement are invalid. This litigation is at an early stage and we do not expect any decision by the courts during 2008.
In the event these proceedings ultimately result in the merger being declared not effective, the guarantee by Viméxico of the 2012 Senior Notes, the 2017 Senior Notes and the 2013 Senior Notes, could not include any of the assets owned by Vitro Plan. It is also possible that such determination could include a determination that the guarantees provided by the subsidiaries of Vitro Plan are also ineffective. Vitro believes, based on the advice of Rivera, Gaxiola y Asociados, S.C., our Mexican special litigation counsel, that the merger of Vitro Plan into Viméxico complied with all applicable legal requirements, specifically the by-laws of Vitro Plan and the Mexican General Law of Mercantile Corporations and, as a result, that the risk that the merger between Vitro Plan and Viméxico is reversed, nullified, voided or set aside is minimal. Even if the shareholder resolutions approving the merger were to be set aside and the guarantee by Vitro Plan determined to be ineffective, such Mexican special litigation counsel has advised us that it believes that it is likely that substantially all of the guarantees of the 2012 Senior Notes, the 2017 Senior Notes and the 2013 Senior Notes granted by the subsidiaries of Vitro Plan would nonetheless remain in effect.
If any of the guarantees referred to above were to be determined to be ineffective or avoided, the 2012 Senior Notes, the 2017 Senior Notes, and the 2013 Senior Notes would be effectively junior to all liabilities of Vitro Plan and any of its subsidiaries whose guarantee was thereby avoided.
RISK FACTORS RELATING TO ECONOMIES IN WHICH WE PARTICIPATE
Economic developments in Mexico and the United States affect our business.
The year 2007 was characterized by a slowdown in global economic activity compared to 2006. After three years of solid and generalized growth, the world economy decelerated. Global GDP grew 3.3% in 2007, below the 3.9% growth rate in 2006, according to International Monetary Fund research. The main cause of this economic slowdown is attributed to the United States economy, due to the growth decline from 3.3% in 2006 to 2.2% in 2007. This deceleration is expected to continue in 2008 in the United States mainly due to the weakening of the real estate sector.

The real estate and construction market in the United States is now being seriously affected by the sub-prime mortgage crisis, which is also affecting the economy overall. The growth in housing sales and construction financed by credit played a large role in the economy’s expansion by lifting other sectors of the economy. Losses on subprime mortgages have negatively affected not only the housing and construction markets but other sectors and the availability of credit generally. Increased foreclosures could generate increased inventory on the housing market which could affect our residential and commercial construction sales. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information.”
In Mexico, GDP growth reached 3.3%, below the 4.7% growth rate in 2006. For 2008 additional economic uncertainties are anticipated due to, among other factors, the economic deceleration in the United States.
Over the past few years, Mexico’s rate of inflation has remained low, amounting to 4.1% in 2006 and 3.8% in 2007.
The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2005, 2006 and 2007, 41%, 43% and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso.
While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government’s continued fiscal and monetary policy has not provided the flexibility necessary to support Mexico’s economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico’s economy and its industrial sector. These factors include the extent of the U.S. economic growth and the participation of Mexico’s industrial sector in such growth; the Mexican government’s approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas; and the current political environment.
Future economic development in or affecting Mexico or the United States could adversely affect us and our ability to obtain financing.
Developments in other countries may adversely affect our business or the market price of our securities.
The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.
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

The current legislature and Mr. Felipe Calderon Hinojosa, President of Mexico, may bring significant changes in laws, public policies and/or regulations that could adversely affect Mexico’s political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.
Mr. Calderon recently presented to the Mexican Congress an energy reform proposal. This energy reform proposal intends to provide PEMEX sufficient administrative and financial autonomy, through several mechanisms, in order to strengthen its financial position and preserve PEMEX’s future operations.
We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.
Social Instability in Mexico could affect Mexican economic policy and adversely affect us
In 2007, some incidents occurred at certain PEMEX gas pipelines located in Salamanca, Guanajuato and other counties in Veracruz, Mexico. Such incidents disrupted the natural gas supply to companies in Mexico. As a consequence, several companies including us and some of our clients and suppliers suffered a temporary shut-down in operations. The possibility of having similar incidents in the future could adversely affect our business and operations.
Our financial statements may not give you the same information as financial statements prepared under United States accounting principles.
Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the “Mexican Stock Exchange,” including us, must prepare their financial statements in accordance with Mexican FRS. Mexican FRS differs in certain significant respects from the U.S. GAAP as it relates to our consolidated financial statements, including among others the treatment of minority interests, workers’ profit sharing; accounting for the effects of deferred income taxes and consolidation of subsidiaries. For these and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican FRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. See note 24 to our audited consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican FRS and U.S. GAAP.

EXCHANGE RATES
The following table sets forth, for each year in the five year period ended December 31, 2007, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
Year ended December 31,	High		Low		Average		Period-End

2003	Ps.	11.41	Ps.	10.11	Ps.	10.80	Ps.	11.24
2004		11.64		10.81		11.29		11.15
2005		11.41		10.41		10.89		10.63
2006		11.46		10.43		10.91		10.80
2007		11.27		10.67		10.93		10.92

(1)	Source: Federal Reserve Bank of New York
The following table sets forth, for each month in the six-month period ended on May 31, 2008 and the first 23 days of June, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High		Low

December 2007	Ps.	10.92	Ps.	10.80
January 2008		10.97		10.82
February		10.82		10.67
March		10.85		10.63
April		10.60		10.44
May		10.57		10.31
June (through June 23, 2008)		10.44		10.27

(1)	Source: Federal Reserve Bank of New York

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled “Item 5. Operating and Financial Review and Prospects” as it relates to 2005, 2006 and 2007. The years ended December 31, 2003 and 2004 are derived from our audited financial statements not included in this annual report. Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. note 24 to our consolidated financial statements for the year ended December 31, 2007 provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.
Financial data expressed in pesos and set forth in the following table for each year in the five year period ended December 31, 2007 has been restated in millions of constant pesos as of December 31, 2007.

	As of or for the year ended December 31,
	2003		2004		2005		2006		2007		2007
	(Ps. millions)(1)										($ millions)(1)(2)
Income Statement Data:
Mexican FRS:
Net sales	Ps.	26,521	Ps.	26,385	Ps.	26,567	Ps.	27,876	Ps.	28,591	$2,631
Cost of sales		18,920		19,109		19,198		20,230		20,187	1,858

Gross profit		7,602		7,276		7,369		7,646		8,404	773
Selling, general and administrative expenses		5,625		5,643		5,530		5,529		5,700	524

Operating income		1,977		1,632		1,839		2,117		2,704	249
Financing result:
Interest expense, net		2,025		2,204		2,355		2,155		1,836	169
Derivative financial instruments		0		0		17		337		201	18
Exchange loss (gain), net		844		90		(417)		224		94	9
Gain from monetary position(3)		(633)		(776)		(455)		(440)		(471)	(43)
Total comprehensive financing result		2,235		1,518		1,500		2,276		1,660	153
Other expenses (income), net(4)		208		279		494		(229)		869	80

(Loss) income before income and asset taxes		(466)		(165)		(155)		70		175	16
Income and asset tax expense (benefit)		47		(9)		(519)		228		44	4

Net income (loss) from continuing operations before changes in accounting principles		(513)		(156)		364		(158)		131	12
Net income (loss) from discontinued operations(5)		64		97		3		(31)		0	0
Gain on sale of discontinued operations		0		0		0		480		0	0
Cumulative effect of changes in accounting principles(11)		0		0		(124)		0		0	0
Net income (loss)(5)		(449)		(59)		243		291		131	12
Net income (loss) of majority interest(5)		(672)		(308)		63		401		(13)	(1)
Net income (loss) from continuing operations per share		(1.86)		(0.57)		1.33		(0.54)		0.38	0.04
Net income (loss) from discontinued operations per share(5)		0.23		0.36		0.01		1.55		0	0
Diluted and basic net income (loss) of majority interest per share(5)		(2.44)		(1.13)		0.23		1.39		(0.04)	(0.00)

U.S. GAAP(6)(11):
Net sales	Ps.	23,300	Ps.	23,891	Ps.	24,292	Ps.	25,655	Ps.	26,159	$2,407
Operating income		1,110		723		831		1,436		2,524	232
Net income (loss) from continuing operations(5)(11)		(1,077)		(873)		(183)		(554)		469	43
Net income (loss)(5)(11)		(839)		(248)		(287)		(74)		469	43
Net income (loss) from continuing operations per share(5)(11)		(3.91)		(3.21)		(0.66)		(1.92)		1.37	0.13
Net income (loss) from discontinued operations per share(5)(11)		0.87		2.30		(0.38)		1.66		0	0
Diluted and basic net income (loss) per share(5)(11)		(3.05)		(0.91)		(1.04)		(0.26)		1.37	0.13

	As of or for the year ended December 31,
	2003		2004		2005		2006		2007		2007
	(Ps. millions)(1)										($ millions) (1)(2)
Balance Sheet Data:
Mexican FRS:
Cash and cash equivalents		1,146		2,838		1,441		1,222		1,638	151
Current assets		9,260		10,704		9,863		9,175		11,136	1,025

Total assets from discontinued operations(5)		2,585		2,180		2,021		0		0	0
Total assets		36,045		34,692		32,937		28,695		32,187	2,962
Current liabilities		9,276		8,200		8,675		4,835		7,140	657
Total debt		17,658		17,926		15,959		12,826		14,918	1,373
Total liabilities from discontinued operations(5)		1,995		1,647		1,398		0		0	0
Total liabilities		26,058		25,715		23,704		19,329		22,801	2,098
Stockholders’ equity(5)		9.987		8,977		9,234		9,366		9,386	864
Minority interest in consolidated subsidiaries(5)		3,360		3,114		3,198		1,892		1,960	180
Majority stockholders’ equity(5)		6,627		5,863		6,036		7,474		7,426	684

U.S. GAAP(5)(11) :
Total assets	Ps.	34,541	Ps.	33,736	Ps.	30,579	Ps.	26,097	Ps.	29,985	$2,759
Total liabilities		25,874		25,895		23,178		19,272		22,923	2,110
Net assets		8,667		7,841		7,402		6,826		7,062	650
Capital stock		7,566		7,566		7,566		7,632		7,632	702
Stockholders’ equity		6,188		5,375		4,913		5,710		5,850	538

Other Data:
Mexican FRS:
Capital expenditures		1,968		1,505		1,107		1,252		2,695	248
Depreciation and amortization		2,035		2,283		1,854		1,795		1,414	130
Total shares issued at end of period(6)		324		324		324		386.9		386.9
Total shares held in Stock Option Trust at end of period(6)		24.7		22.8		22.3		17.6		17.5
Total shares held as treasury stock at end of period(6)		28.2		28.2		28.2		28.3		28.3
Total shares issued and outstanding at end of period(6)		271.1		273.1		273.5		341.0		341.0
Average total shares outstanding during period(6)		275.2		271.8		273.1		289.6		341.0

Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(7)		4.0%		5.2%		3.3%		4.1%		3.8%
Peso/dollar exchange rate at the end of period(8)		11.2372		11.1495		10.6344		10.8116		10.8662
Average exchange rate(9)		10.8251		11.3091		10.8786		10.9034		10.9371

(1)	Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.8662 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2007.

(3)
The gain from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. See “Item 5. Operating and Financial Review and Prospects.”

(4)	Other expenses (income), net, includes:

	Year ended December 31,
	(millions)
	2003		2004		2005		2006		2007
Restructuring charges (i)	Ps.	99	Ps.	267	Ps.	332	Ps.	61	Ps.	7
Impairment of long-lived assets		143		352		385		393		122
Loss (gain) from sale of long-lived assets		5		10		6		(795)		47
Loss (gain) from sale of subsidiaries		(41)		(545)		137		(68)		11
Assignment of Vitro Club Trust (ii)						(458)
Early extinguishment of employee retirement obligations						18		8		97
Fees and costs for extinguishment of debt										488
Statutory employee profit sharing		44		129		51		55		54
Other		(42)		66		23		117		43
	Ps.	208	Ps.	279	Ps.	494	Ps.	(229)	Ps.	869
(i)	The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units and are part of an ongoing benefit arrangement.

(ii)
The Vitro Club holds land and facilities for our employees’ recreational activities, which are held in a trust (the “Trust”). The Trust can only be assigned if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary, and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 458 million.

(5)
On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. See “Item 4. Information on the Company— Business—Strategic Sales of Non-Core Businesses and Assets.” All financial and operating information relating to Vitrocrisa in this annual report, which was previously presented as one of our reportable segments is now presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under Mexican FRS in our consolidated balance sheets as a part of “Total liabilities of discontinued operations”.

(6)	Millions of shares.

(7)	Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.

(8)	Based on the Free Exchange Rate at the end of the period.

(9)	Calculated using the average of Free Exchange Rates on the last day of each month during the period.

(10)
Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, “Financial Instruments”), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10 was a charge to cumulative effect of changes in accounting principles of Ps. 124 million, net of tax.

(11)
Certain of our subsidiaries have been classified as discontinued operations in our U.S. GAAP consolidated financial information as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for Mexican FRS purposes as they do not constitute the sale of a significant portion of our business. See note 24 k to our consolidated financial statements for a description of those subsidiaries.

Dividends per Share
The following table sets forth, for each year in the five year period ended December 31, 2007, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year With
Respect to Which
Dividend Was	Month Dividend	Total Dividend	Dividends per	Dividend per	Month Dividend
Declared	Was Declared	Amount(1)	Share	Share(2)	Was Paid
		(Ps. millions)	(Pesos)	(Dollars)
2003	March 2004	89	0.30	0.0267	April 2004
2004	March 2005	90	0.30	0.0268	April 2005
2005	April 2006	89	0.30	0.0270	May 2006
2006	March 2007	133	0.37	0.0334	April 2007
2007	April 2008	143	0.40	0.0372	May 2008

(1)	Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends.

(2)
For purposes of calculating the dividends paid in U.S. dollars per share, we divided the dividends paid in Mexican peso per share by the Free Exchange Rate as of the date on which such dividend was declared.

Item 4. Information on the Company
ORGANIZATIONAL STRUCTURE
The following chart presents the organizational structure of our business units, our principal subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of June 23, 2008.

Vitro, S.A.B. de C.V.[1]
Vitro Envases Norteamérica, S.A. de C.V. (100%)
Mexico
Compañía Vidriera, S.A de C.V. (99.99%)[8][9]
Vidriera Monterrey, S.A. de C.V. (99.99%)[8][9]
Vidriera Guadalajara, S.A. de C.V. (99.99%)[8][9]
Vidriera Los Reyes, S.A. de C.V. (99.99%)[8][9]
Vidriera Toluca, S.A. de C.V. (99.99%)[8][9]
Vidriera Querétaro, S.A. de C.V. (99.99%)[8][9]
Fabricación de Máquinas, S.A. de C.V. (99.99%)[8][9]
Industrias del Álcali, S.A. de C.V. (99.99%)[8][9]
Central & South America
Empresas Comegua, S.A. (49.7%)[6][8]
Vidrio Lux, S.A. (100%)[8]
U.S.
Vitro Packaging, Inc. (100%)[12]
Viméxico, S.A. de C.V. (91.8%)[2]
Europe
Vitro Cristalglass, S.L. (60%)[3][7]
Vitro Chaves Industria de Vidrio, S.A. (60%)[5][11]
Vitro Cristalglass France, S.A.S. (100%)[11]
U.S.
Vitro America, Inc. (100%)[7]
Central & South America
Vitro Colombia, S.A. (100%)[7]
Mexico
Vitro Automotriz, S.A. de C.V. (99.99%)[7][9]
Vidrio Plano de México, S.A. de C.V. (99.99%)[7][9]
Cristales Automotrices, S.A. de C.V. (51%)[4]
Vidrio y Cristal del Noroeste, S.A. de C.V. (99.99%)[7][9]
Vitro Vidrio y Cristal, S.A. de C.V. (99.99%)[7][9]
Productos de Valor Agregado en Cristal, S.A. de C.V. (55.00%)[10]
Vitro Flex, S.A. de C.V. (99.99%)[7][9]
Vitro Flotado Cubiertas, S.A. de C.V. (99.99%)[7][9]

(1) Vitro, S.A.B. de C.V. is our legal and commercial name.

(2) Joint venture between Vitro, S.A.B. de C.V. and Pilkington Group Limited.

(3) Joint venture between Viméxico, S.A. de C.V. and a group of individual investors.

(4) Joint venture between Viméxico, S.A. de C.V. and a group of individual investors.

(5) Joint venture between Vitro Cristalglass, S.L. and a group of individual investors.

(6) Joint venture between Vitro Europa Ltd., a wholly owned subsidiary of Vitro Envases Norteamérica, S.A. de C.V., London Overseas, Inc. and Golden Beer, Corp.

(7) Percentage owned by Viméxico, S.A. de C.V., the holding company for our Flat Glass business unit.

(8) Percentage owned directly or indirectly by Vitro Envases Norteamérica, S.A. de C.V., the holding company of our Glass Containers business unit.

(9) 0.01% owned directly or indirectly by Vitro, S.A.B. de C.V.

(10) Joint venture between Vitro Vidrio y Cristal, S.A. de C.V. and a group of individual investors.

(11) Percentage owned by Vitro Cristalglass, S.L.

(12) Percentage owned directly or indirectly by Vitro, S.A.B. de C.V., the holding company of our Glass Containers business unit.

BUSINESS
Business Overview
Vitro, S.A.B. de C.V. is a corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. We were incorporated in Mexico in 1909 and, based on our consolidated net sales in 2007, we believe that we are the largest manufacturer of glass containers and flat glass in Mexico. Our principal executive offices are located at Ave. Ricardo Margáin 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service of process, exclusively for actions brought by the Securities and Exchange Commission, which we refer to as the “SEC,” pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
Our consolidated net sales for the year ended December 31, 2007 totaled Ps. 28,591 million ($2,631 million). In 2007, 44% and 37% of our consolidated net sales were sales made in Mexico and the United States, respectively. Our operations are organized into two operating business units: the Glass Containers business unit (representing approximately 51% of our consolidated net sales in 2007) and the Flat Glass business unit (representing approximately 48% of our consolidated net sales in 2007).
As of December 31, 2007, our total assets were Ps. 32,187 million ($2,962 million). We have manufacturing facilities in ten countries, distribution centers throughout the Americas and Europe and export our products to over 50 countries.
Our Glass Containers business unit manufactures and distributes glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 14,676 million ($1,351 million) in 2007, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world. The principal operating subsidiaries of the Glass Containers business unit are: (i) Compañía Vidriera, S.A. de C.V. (Covisa), which conducts a substantial majority of our glass containers operations in Mexico, (ii) Comegua, our joint venture with London Overseas and Golden Beer which, based on Comegua’s net sales of Ps. 2,127 million ($196 million) in 2007, we believe is the largest glass containers producer in Central America (London Overseas and Golden Beer each hold 25.15% of Comegua’s outstanding shares), (iii) Vitro Packaging, our glass containers distribution subsidiary in the United States, (iv) Vidrio Lux, S.A. (Vilux), which is engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries, (v) Industria del Álcali, S.A. de C.V. (Alcali), which is engaged in the manufacturing and distribution of soda ash, sodium bicarbonate, calcium chloride and salt, the main raw materials used in the manufacturing of glass containers and (vi) Fabricación de Máquinas, S.A. de C.V. (Fama), which is engaged in the manufacturing of capital goods such as glass forming machines and molds.
Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industry. Based on the Flat Glass business unit’s net sales of Ps. 13,605 million ($1,252 million) in 2007, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal.
The principal operating subsidiaries of our Flat Glass business unit are: (i) Vitro Vidrio y Cristal, S.A. de C.V. and Vidrio y Cristal del Noroeste, S.A. de C.V which manufacture and distribute our raw (float) flat glass products for the Mexican construction industry and to automotive safety glass manufacturers as raw material, (ii) Vitro Automotriz, S.A. de C.V. (VAU), and Vitro Flex, S.A. de C.V., which manufacture our flat glass products for the Mexican and the United States automotive industry, for the Original Equipment Manufacturers (“OEM”), and for the Automotive Glass Replacement (“AGR”) markets, (iii) Vitrocar, S.A. de C.V. and Cristales Automotrices, S.A. de C.V., our joint venture with a group of individual investors that own a 49% interest in this entity, which conduct our automotive replacement glass installation business throughout Mexico, (iv) Vitro America, which conducts a substantial majority of our flat glass operations in the United States, (v) Vitro Cristalglass S.L., our joint venture with a group of individual investors that own a 40% interest in this entity which is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industry,

(vi) Vitro Chaves Industria de Vidrio, S.A. (Vitro Chaves), a joint venture of Vitro Cristalglass with a group of individual investors that own a 40% interest in this entity which is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry, (vii) Vitro Cristalglass France SAS, a Vitro Cristalglass subsidiary, which is engaged in the production and distribution of value-added glass products in the French residential and commercial construction market, and (viii) Vitro Colombia, S.A., which conducts our Colombian flat glass operations and is engaged in the manufacture and distribution of flat glass products for the automotive and construction market.
Acquisitions
In April 2008 the Company, through its subsidiary Vitro Cristalglass, completed the acquisition of the operations of Verres et Glaces d’Epinay, a Paris-based value-added flat glass company, for an equivalent of Ps. 41 million ($4 million). This acquisition is in line with the Company’s strategic plan to broaden its geographic coverage in Europe and strengthen its position in the value-added products and services market. The new operations have been incorporated into our subsidiary Vitro Cristalglass France, which is now engaged in the production and distribution of value-added glass products to the French residential and commercial construction market.
In August 2007, Vidrio y Cristal acquired 55% of the outstanding shares of PVA, a company engaged in the installation of value-added glass products; for an equivalent of Ps. 110 million ($10 million).
In July 2007, Viméxico exercised its option to acquire the other 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG for Ps. 67 million ($6 million) in cash. This company’s primary operations are the manufacture, processing and distribution of flat glass.
In April 2006, our subsidiary Comegua acquired Vipasa, a glass container company located in Panama for Ps. 218 million ($20 million). We believe Vipasa is the largest glass container manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama with a dominant market share and exports to more than 10 countries in the Americas.
In September 2006, Viméxico, Vitro’s flat glass division, and Visteon ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon’s capital investment. Viméxico is now the sole owner of Vitro Flex. Vitro Flex primarily manufactures tempered and laminated glass for use in Ford vehicles. Fairlane Holdings (a Visteon affiliate) received Ps. 109 million ($10 million) for its 38% stake in Vitro Flex. An initial payment of $2 million was made in September 2006, which is being followed by four annual payments of $1.85 million, which started in September 2007. The transaction is being funded by Vitro Flex with cash from operations. Vitro Flex together with VAU, now directly manages its relationship with Ford and serves all of Vitro’s automotive customers. Under the prior structure, contractual restrictions limited Vitro Flex’s ability to use excess capacity for non Ford volumes.
Strategic Sales of Non-Core Businesses and Assets
Commencing in 2001, we began a corporate restructuring and recapitalization program focused primarily on the sale of non-productive assets and assets no longer integral to the long-term strategy of our business, with the aim of reducing our overall debt levels. During the period from 2001 through 2006, we concentrated our divestiture efforts on rightsizing our two core businesses, Glass Containers and Flat Glass.
In June 2006, we completed the sale of our 51% ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. We received proceeds of $119 million from this divestiture, comprised of $80 million in cash from the sale of our equity interest, $28 million from the payment of intercompany receivables and $11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of $62 million as of May 31, 2006.

In March 2006, we sold our 51% interest in Química M, our subsidiary engaged in the manufacture and distribution of polyvinyl butyral, which is an inner layer of plastic film used in the manufacture of clear and shaded windshields, to Solutia Inc., the other shareholder in Química M, for $20 million in cash.
In April 2005, we sold our 100% interest in Plásticos Bosco, S.A. de C.V. (“Bosco”), which consisted of two subsidiaries engaged in the manufacture and distribution of plastic tubes and disposable thermofoldware and industrial products, to Grupo Convermex, S.A. de C.V., for Ps. 107 million ($10 million) in cash. In 2004, Bosco had consolidated net sales of Ps. 471 million ($43 million) and a consolidated operating loss of Ps. 9 million ($1 million). The consolidated net sales and operating loss of Bosco were Ps. 112 million ($10 million) and Ps. 7 million ($0.6 million), respectively, during the period from January 1, 2005, to April 1, 2005. We recorded a loss upon the sale of Bosco of Ps. 137 million ($13 million).
In September 2004, we sold our 50% interest in Vancan, S.A. de C.V. (“Vancan”), our joint venture with Rexam, Inc. engaged in the manufacture and distribution of aluminum containers, to Rexam, Inc. for $22.6 million in cash after certain price adjustments. In 2003, our 50% interest in Vancan had consolidated net sales of Ps. 473 million ($43 million) and a consolidated operating income of Ps. 54 million ($5 million). The consolidated net sales and operating income of our 50% interest in Vancan were Ps. 348 million ($32 million) and Ps. 35 million ($3 million), respectively, during the period from January 1, 2004 to September 30, 2004.
In April 2004, we sold our 60% interest in Vitro OCF, S.A. de C.V. (“Vitro OCF”), our joint venture with Owens Corning engaged in the manufacture and distribution of fiberglass and fiberglass products, to Owens Corning for $71.5 million in cash. Pursuant to the terms of the sale, we paid Vitro OCF’s and its subsidiaries’ bank debt (which was reflected on our consolidated balance sheet) of $22 million immediately prior to the sale. The consolidated net sales and operating income of Vitro OCF were Ps. 225 million ($21 million) and Ps. 52 million ($5 million), respectively, during the period from January 1, 2004, to April 2, 2004. In 2003, Vitro OCF had consolidated net sales and operating income of Ps. 817 million ($75 million) and Ps. 200 million ($18 million), respectively. The gain on our sale of this interest was Ps. 454 million ($42 million). This business was previously included in our Flat Glass reportable segment.
In March 2004, Vitro America closed all of its distribution and production facilities and operations in the northwestern United States. The closing plan included operation of the facilities through June 30, 2004. As of December 31, 2004, all operations at these facilities had ceased. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Viméxico, which is included in our Flat Glass reportable segment.
During 2004, we also closed two small facilities in Mexico dedicated to the manufacture of architectural value-added products. The amount incurred for these closures was Ps. 22 million ($2 million). This business was previously included in our Flat Glass reportable segment.
In September 2003, we sold 100% of the outstanding shares of ECSA, one of our subsidiaries engaged in the manufacture and distribution of plastic products, to a subsidiary of Phoenix Capital Limited for $18 million, $15 million of which we received at closing and the remainder of which was paid in May 2005. The net sales and operating income of ECSA were Ps. 164 million ($15 million) and Ps. 10 million ($1 million), respectively, during the period from January 1, 2003, to September 10, 2003. The gain on sale of this component was Ps. 42 million ($4 million). This business was previously included in our Glass Containers reportable segment.
Our Operating Business Units
Our organizational structure, comprised of the Glass Containers and Flat Glass business units, allows us to focus on the needs of the distinct end markets we serve, which results in a diversified revenue base, and enables us to take advantage of our expertise in the efficient production and distribution of high quality glass products.

Business Segment Data
The following table sets forth the business segment data for the three years ended December 31, 2007 in millions of constant pesos.

	Glass		Flat		Corporate &
	Containers		Glass		Eliminations		Consolidated		$ million
2007
Consolidated net sales	Ps.	14,639	Ps.	13,591	Ps.	361	Ps.	28,591	$2,631
Operating income		2,054		782		(132)		2,704	249
Total assets		17,040		12,835		2,312		32,187	2,962
Capital expenditures		2,328		324		43		2,695	248

2006
Consolidated net sales	Ps.	13,982	Ps.	13,461	Ps.	433	Ps.	27,876	$2,565
Operating income		1,853		418		(154)		2,117	195
Total assets		13,937		11,401		3,357		28,695	2,641
Capital expenditures		894		338		20		1,252	115

2005
Consolidated net sales	Ps.	12,349	Ps.	13,701	Ps.	517	Ps.	26,567	$2,445
Operating income		1,327		514		(2)		1,839	169
Total assets		14,668		13,949		4,775		32,937	3,031
Capital expenditures		622		468		17		1,107	102
The following table sets forth the business segment data as a percentage of consolidated data.

	Glass	Flat	Corporate &
	Containers	Glass	Eliminations	Consolidated
2007
Consolidated net sales	51%	48%	1%	100%
Operating income	76%	29%	(5%)	100%
Total assets	53%	40%	7%	100%
Capital expenditures	86%	12%	2%	100%

2006
Consolidated net sales	50%	48%	2%	100%
Operating income	88%	20%	(8%)	100%
Total assets	49%	40%	11%	100%
Capital expenditures	71%	27%	2%	100%

2005
Consolidated net sales	46%	52%	2%	100%
Operating income	72%	28%		100%
Total assets	45%	42%	13%	100%
Capital expenditures	56%	42%	2%	100%

Glass Containers
The principal operating subsidiaries of our Glass Containers business unit are:
•	Covisa, which conducts a substantial majority of our glass containers operations in Mexico;

•
Comegua, our joint venture with London Overseas and Golden Beer, which we believe is the largest glass containers producer in Central America (London Overseas and Golden Beer each hold 25.15% of Comegua’s outstanding shares);

•	Vitro Packaging, our glass containers distribution subsidiary in the United States;

•	Vilux, which is engaged in the manufacture and distribution of glass containers in Bolivia and neighboring countries;

•	Álcali, which is engaged in the manufacture and distribution of soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products; and

•	Fama, which is engaged in the manufacture of capital goods such as glass forming machines and molds.
Based on the Glass Containers business unit’s net sales of Ps. 14,676 million ($1,351 million) in 2007, we believe it is the largest glass container producer in Mexico and Central America and among the largest in the world. In 2007, this business unit accounted for 51% of our consolidated net sales. During the same period, 28% of the net sales of the Glass Containers business unit came from exports and 15% came from sales by our foreign subsidiaries that are part of the business unit.
The Glass Containers business unit produces glass containers for the soft drink, beer, food, liquor and wine, pharmaceuticals and cosmetics industries. Its customers include leading companies such as Avon, Bacardi, Campbells, Coty, Diageo, Encore Glass, Estee Lauder, Gerber, Grupo Cuervo, Grupo Domecq, Grupo Modelo, Herdez McCormick, Jafra, Jeyes, Jugos del Valle, Jumex, Nestle, Pepsi Cola, Procter & Gamble, Sauza, Tamazula, and The Coca-Cola Company. In addition, our Glass Containers business unit manufactures and distributes:
•	soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products, and

•	capital goods such as glass forming machines and molds.
The Glass Containers business unit operates eight manufacturing facilities in Mexico, three in Central America and one in Bolivia, and has two recycling plants in Mexico. The Glass Containers business unit, which exports to the United States mainly through our subsidiary Vitro Packaging, has five sales offices, four design centers and one distribution center in the United States.
In April 2006, Comegua acquired Vipasa, a glass container company located in Panama for a purchase price of Ps. 218 million ($20 million). We believe Vipasa is the largest glass container manufacturer for the beverages, liquor, food and pharmaceuticals industries in Panama with a dominant market share and exports to more than 10 countries in the Americas.
Flat Glass
The Flat Glass business unit is owned 91.8% by Vitro and is comprised of three main businesses: Float Glass manufacturing, Automotive Safety Glass manufacturing and distribution and our International Division, which is primarily focused on the distribution and manufacturing of flat glass products for the construction and architectural industries. The majority of our Flat Glass business unit’s operations (approximately 65%) are dedicated to the building products industry, while the remainig (approximately 35%) of the unit’s operations is concentrated in the automotive industry. In 2007, 24% of our Flat Glass business unit’s sales derived from Mexico, 19% derived from exports, and 57% derived from foreign subsidiaries. Sales done by Vitro America, our foreign subsidiary in the United States, represented 37% of the Flat Glass business unit’s sales.
Based on the Flat Glass business unit’s net sales of Ps. 13,605 million ($1,252 million) in 2007, we believe the business unit is the largest flat glass producer in Mexico, the second-largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. In 2007, this business unit accounted for 48% of Vitro’s consolidated net sales.

In July, 2007, Viméxico exercised its option to acquire the other 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG for Ps. 67 million ($6 million) in cash. With the termination of this joint venture, Viméxico became the sole owner of this entity, whose primary operations include the manufacture, processing and distribution of flat glass.
Our Float Glass manufacturing business is conducted through:
•
Vidrio y Cristal and Vidrio y Cristal del Noroeste, (formerly Vitro AFG) which manufacture and distribute a majority of our raw (float) flat glass products for the Mexican construction industry and to automotive safety glass manufacturers as raw material.

Vidrio y Cristal and Vidrio y Cristal del Noroeste focus on the manufacture, processing and distribution of float glass used as raw material for the construction and automotive industries.
In 2007, the Float Glass manufacturing business represented 17% of our Flat Glass business unit’s total sales to third parties. A substantial portion is supplied to the building industry and to a lower extent is supplied to the automotive safety glass industry, as well as furniture and home appliance manufacturers. We believe we are the leading float glass manufacturing business in Mexico on the basis of sales, with a 43% market share in Mexico as of December 31, 2007. As of December 31, 2007, the Float Glass manufacturing business owned four float glass furnaces of which one in Mexico City has been shut down since March 2006 (fully written-down for accounting purposes as a result of an impairment charge recorded in 2006).
Our Automotive Safety Glass manufacturing and distribution business is conducted through the following subsidiaries:
•	VAU and Vitro Flex, our subsidiaries that manufacture and distribute our flat glass products for the Mexican and the United States’ automotive industry for the OEM and AGR markets;

•	Vitrocar, which is engaged in our AGR installation business in Mexico through distribution and installation centers strategically located throughout Mexico; and

•
Cristales Automotrices, our joint venture with a group of individual investors that owns a 49% equity interest in this business and operates a part of our AGR installation business, in Mexico City and its surrounding states.

In 2007, the Automotive Safety Glass manufacturing and distribution business represented 35% of our Flat Glass business unit’s total sales, with sales primarily derived from the automotive OEM market in North America. On the basis of volume in pieces, we estimate we are the third-largest automotive safety glass manufacturing and distribution business in North America, with a 13.4% market share as of December 31, 2007. The total amount of required float glass used as a row material for the manufacturing of automotive safety glass is sourced internally by Vidrio y Cristal.
Based on the number of molding furnaces the business unit currently operates in Mexico, we believe the Automotive Safety Glass manufacturing and distribution business is also a major manufacturer of safety glass products for the automotive OEM and AGR markets in Mexico. Our Automotive Safety Glass manufacturing and distribution business’ customer base includes General Motors, Ford Motor Co., DaimlerChrysler, Volkswagen and Nissan.
Our International Division operates through the following subsidiaries:
•
Vitro America, which performs a substantial majority of our flat glass operations in the United States and derives 85% of its sales from the distribution of construction glass and 15% from the distribution and installation of auto glass;

•
Vitro Cristalglass, our joint venture with a group of individual investors that owns a 40% equity interest in this business, and is engaged in the manufacture and distribution of value-added flat glass products for the Spanish, French and Portuguese construction industries, with specialties in value-added glass products and glass for landmark construction projects;

•
Vitro Cristalglass France, which conducts our flat glass business operations in France and is engaged in the production and distribution of value-added glass products in the French residential and commercial construction market- see Item 4. Information on the Company — Business — Acquisitions;

•
Vitro Chaves, a joint venture of Vitro Cristalglass with a group of individual investors that owns a 40% equity interest in this business, and is engaged in the manufacture and distribution of glass and glazing products for the Portuguese construction industry; and

•	Vitro Colombia, which conducts our Colombian flat glass operations and is engaged in the manufacture and distribution of flat glass products for the automotive and construction markets.
Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 23 states in the U.S. through 9 fabrication centers, 26 distribution centers and 98 installation centers. A portion of the glass processed by Vitro America is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2007, a majority of Vitro America’s glass purchases in terms of volume were supplied from our Flat Glass Mexican subsidiaries.
In Europe, Vitro Cristalglass currently has seven processing facilities throughout Spain and two distribution centers in Barcelona, Spain. Vitro Chaves currently has one processing facility and one distribution center in Lisbon, Portugal. Vitro Cristalglass also controls our recently acquired processing facility in Villetaneuse, France.

Our Products
The following table sets forth our principal products, customers and end-users, sales regions and joint venture partners by business line within each of our two business units.
Glass Containers:

Customers and
Business Line	Products	End-Users	Sales Regions	Joint Venture Partners

Glass Containers	Glass containers	Soft drink, beer, food, wine & liquor, pharmaceutical and cosmetics industries	Mexico, the United States, the Caribbean, Central and South America, Europe, and Asia	London Overseas and Golden Beer in Comegua

Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers	Mexico, the United States and South America

Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America
Flat Glass:

Customers and
Business Line	Products	End-Users	Sales Regions	Joint Venture Partners

Float Glass	Float glass, architectural tempered safety glass, insulated glass units, laminated, table tops	Construction industry, distributors, retailers and installers, and furniture and home appliances manufacturers. Automotive Safety Glass manufacturers.	Mexico, the United States, Canada, Europe and Central and South America	Pilkington in Viméxico/ Individual investors in Vitro Cristalglass and in Vitro Chaves

Automotive Glass	Windshields, side laminated glass, rear and side tempered glass	Automotive OEMs, automotive glass replacement (AGR) market, distributors and installers	Mexico, the United States, Canada and Central and South America	Pilkington in Viméxico/ Individual investors in Cristales Automotrices
See “Item 5. Operating and Financial Review and Prospects—Results of Operations”, “Item 8. Financial Information—Export Sales” and note 21 to our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2007.

Our Operations
Glass Containers Business Unit
Our Glass Containers business unit, which accounted for 51% of our consolidated net sales in 2007, manufactures and distributes glass containers for the food, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 14,676 million ($1,351 million) in 2007, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world.
As of December 31, 2007, our Glass Containers business unit’s total assets were Ps. 17,040 million ($1,568 million). The business unit owns eight manufacturing facilities in Mexico, three in Central America and one in Bolivia. In 2007, we believe our Glass Containers business unit’s sales represented approximately 74% of the non-captive glass container market in Mexico and approximately 3% of the glass container market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. In Mexico, the Glass Containers business unit has four design centers, one of which specializes in the cosmetics and pharmaceuticals market.
The Glass Containers business unit’s strategy is to:
•	focus on current operations to maximize organic growth and to take advantage of future opportunities by adding capacity when refurbishing existing furnaces;

•	consolidate its competitive position by defending share and margins in the domestic market;

•	use our growing position in niche markets and focus on value added products to enhance profitability;

•	continue the promotion of innovative new product development;

•	reduce costs and enhance operating efficiencies; and

•	maximize cash flow through growth in sales and margins while optimizing the use of capital expenditures and assets.
Among the business unit’s key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives, its versatile production processes and its vertical integration with respect to raw materials, machinery and molds. The business unit’s high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allows it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. The versatility and flexibility of the business unit’s production processes are reflected in the business unit’s ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including ultraviolet organic paints, “plastishield,” adhered ceramic labels and heat transfer labels. In addition, we believe that the location of the business unit’s facilities is a competitive strength that has helped us implement our business strategy. The business unit’s capacity to produce cost efficient short runs with a wide variety of colors, shapes and decorations, its innovative designs and its “one-stop shop” concept, which provides its customers with a complete packaging solution, including glass containers, closures, carriers, labels and boxes, also enables it to compete effectively in value-added markets.
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
One of our Glass Containers business unit’s competitive advantages is its time to market on the product development cycle for glass containers where we have a response time of three weeks for a prototype, which we believe is shorter than the response time of some of the other world-class producers of glass containers. Similarly, the business unit’s technological expertise permits the introduction of new products with innovative customized images in order to meet the design requirements of its customers.

Additionally, in January 2007 our Glass Containers business unit signed a three year take-or-pay contract with Grupo Modelo which includes pre-established volumes and a price adjustment formula. Vitro has been designated Grupo Modelo’s preferred third party supplier.
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
Sales of the Glass Containers business unit in the beer and soft drinks business lines in Mexico are seasonal, with hot weather positively affecting our sales. As a result, second and third quarter sales are typically higher than sales in the first and fourth quarters. Accordingly, the Glass Containers business unit generally builds its inventory of glass containers during the fourth and first quarters in anticipation of seasonal demand.
In Mexico, the business unit has 23 furnaces in six glass container manufacturing facilities (Vidriera Monterrey, Vitro Cosmos, Vidriera los Reyes, Vidriera Querétaro, Vidriera Guadalajara and Vidriera Toluca), each located near a major customer. We estimate that in 2007 the business unit’s manufacturing facilities produced approximately 41% of the glass tonnage melting capacity in Mexico, and that we sold 74% of the glass container units on the Mexican non-captive market in 2007.
In the United States, the business unit’s distributor, Vitro Packaging, has four design centers, five sales offices and one distribution center, all strategically located to serve its target markets. In 2007, we believe the business unit’s imports into the United States represented approximately 22% of all sales of imported glass containers into the United States, which would make it the largest glass container importer into the United States in terms of sales.
In Central America, Comegua owns three manufacturing facilities, one located in Guatemala, one in Costa Rica and one in Panama. Comegua also has a design center located in Guatemala. In Bolivia, the business unit owns and operates one manufacturing facility.
In April 2006, Comegua acquired Vipasa, a glass container company located in Panama for a purchase price of Ps. 218 million ($20 million)- see Item 4. Information on the Company — Business — Acquisitions.
Mexican Operations
We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit’s net sales in 2007. In 2007 the Glass Containers business unit’s sales to the Mexican market were Ps. 8,371 million ($770 million). The Glass Containers business unit produces glass containers, raw materials, machinery and molds at eight manufacturing facilities located throughout Mexico. The business unit’s facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and optimizing transportation costs. All of the Glass Containers business unit’s facilities in Mexico have obtained the Hazard Analysis and Critical Control Points (HACCP) certification, except for Fama and Álcali, and have recertified the ISO 9000:2000 certification. During 2007, the glass facilities were operating at approximately 97% of their capacity. We also own two cullet-processing plants, which supplies us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.

The Glass Containers business unit’s customers include leading companies such as Avon, Bacardí, Coty, Estee Lauder, Gerber, Grupo Domecq, Grupo Modelo, Jugos del Valle, Nestle, Procter & Gamble and The Coca-Cola Company. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit’s customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our “one-stop shop” concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.
Exports and U.S. Operations
Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $364 million (nominal dollars) in 2007. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, Vitro Packaging, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and to wine and liquor bottlers in the United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. The exports represented 28% of the Glass Containers business unit’s net sales in 2007.
Central and South American Operations
Comegua, a joint venture in which we hold a controlling 49.7% interest, is a Panamanian holding company that operates manufacturing facilities in Guatemala, Costa Rica, and Panama and supplies glass containers to the soft drink, food, beer and wine markets throughout Central America and the Caribbean. Comegua’s consolidated net sales in 2007 were Ps. 2,127 million ($196 million).
In April 2006, Comegua acquired Vipasa, a glass container company located in Panama for a purchase price of Ps. 218 million ($20 million) — see Item 4. Information on the Company — Business — Acquisitions.
We also own 100% of the common stock of Vilux, a company that owns and operates the only glass container manufacturing facility in Bolivia. Vilux’s net sales in 2007 were Ps. 113 million ($10 million).Vilux distributes glass containers for the soft drinks, food, beer, wine and liquor industries throughout Bolivia, southern Peru and Chile.
Raw Materials, Machinery and Molds
Our raw materials operations are carried out by our subsidiary Álcali. Álcali’s net sales in 2007 were Ps. 1,252 million ($115 million). Álcali’s principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of Álcali’s soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Álcali competes in the soda ash sector with the American Natural Soda Ash Corporation (“Ansac”), a United States exporter of natural soda ash. Álcali maintains a separate sales and marketing force for its products, which are distributed directly to its customers.
Our machinery and molds operations are conducted through our subsidiary Fama. Fama was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of Ps. 695 million ($64 million) for the year ended December 31, 2007. Fama produces state-of-the-art glass-forming machines for our internal use. In addition, Fama produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. Fama also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, Fama manufactures annealing lehrs, which are ovens used to anneal glass, for the float and hollow glass industries. Fama’s products are mainly sold to us. Fama generally competes with major international manufacturers of machinery and equipment for the glass industry.

Competition
Although based on the business unit’s net sales in 2007 of Ps. 14,676 million ($1,351 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers who produce bottles for their own consumption. The Glass Containers business unit in Mexico also competes with alternative forms of packaging, including metal, plastic, paper and aseptic containers. In the soft drinks industry, the Glass Containers business unit has faced increasing competition from polyethylene therephtalate containers (“PET”), as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drinks and food containers from glass to PET has continued, albeit at a slower rate in recent years. In response to the trend in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service. In 2007, for the third consecutive year, the returnable soft drinks glass industry increased versus the previous year, and our overall sales in the Mexican soft drinks market experienced a 1% compound annual growth rate from 2004 to 2007.
In Mexico, the business unit competes for customers primarily on the basis of service (focusing on on-time deliveries and design), quality (including the ability to conform to a wide variety of specifications) and scale (including the ability to assure customers of the capacity necessary to support their growth).
The Glass Containers business unit faces greater competition in the United States than in Mexico, mainly from Saint Gobain and Owens-Illinois. However, the business unit has utilized its competitive advantage to supply a variety of higher margin, value-added products, including specialty food, beverage, cosmetics, wine and liquor glass containers, and to increase its production expertise and flexibility, thereby allowing it to realize higher operating margins relative to traditional products. The business unit’s ability to offer cost-effective short production runs, quick new product turn-around, an extensive glass color selection, diverse labeling capabilities and unique container designs are all examples of the application of its competitive strengths. The Glass Containers business unit competes primarily on quality, design and price in the United States. In Central America, the Glass Containers business unit competes with a number of smaller regional manufacturers.
Flat Glass Business Unit
Flat Glass accounted for 48% of our consolidated net sales in 2007. In 2007, the Flat Glass business unit’s net sales were Ps. 13,605 million ($1,252 million) and its export sales were $237 million (nominal dollars). During 2007, 20% of the business unit’s net sales were derived from export sales and 56% were derived from its foreign subsidiaries.
The Flat Glass business unit’s holding company is Viméxico. The Flat Glass business unit began operations in Mexico in 1936. Since 1965 and prior to the merger of Vitro Plan with Viméxico, Vitro Plan was jointly owned by Vitro (65%) and Pilkington (35%). On December 11, 2006, Vitro Plan was merged with Viméxico, and as a result, the surviving entity is now jointly owned by Vitro (91.8%) and Pilkington (8.2%).
The business unit’s customer base includes several large distributors and installers in the construction industry in Mexico and abroad, several automotive manufacturers such as General Motors, Ford Motor Co., DaimlerChrysler, Volkswagen and Nissan, and distributors and installers in the automotive replacement industry.
As of December 31, 2007, the Flat Glass business unit’s total assets were Ps. 12,835 million ($1,181 million). The business unit owns over 250 operating centers, including four float glass furnaces and four automotive safety glass processing facilities in Mexico, nine fabrication facilities in the United States, seven processing facilities in Spain and one in Portugal. We believe our float glass capacity represented 57% of the float glass produced in Mexico and 3% of the total installed capacity in the NAFTA region.

The Flat Glass business unit’s strategy is to:
•	reduce costs and enhance operating efficiencies;

•	improve cash flow and optimize asset use;

•	protect and increase our market share in the Mexican market for construction glass, reducing our reliance on the export market;

•	maintain our leading position and growth trend in the OEM glass business through increasing participation with the Asian car manufacturers;

•	consolidate and grow North American leadership of laminated window products for the OEMs and other value-added products;

•	diversify client portfolio;

•	increase fabrication of value-added products in the United States and Mexico;

•	increase European presence through Vitro Cristalglass; and

•	leverage the “Vitro” brand name.
For the construction market, we rely on a preferred client network, Vitromart, which consists of 216 of the business unit’s largest distributors of flat glass for the construction industry. Additionally our Flat Glass business unit’s strategy has emphasized production-retail integration for the Mexican auto glass replacement market. Vitrocar and Cristales Automotrices, are the biggest automotive glass-replacement installation chain in Mexico. Vitrocar and Cristales Automotrices operate 186 installation centers throughout Mexico, of which 66 are owned by these two companies and 120 are franchised. Both companies have agreements with the main insurance companies operating in Mexico in order to provide a complete service to such companies’ clients.
Mexican Operations
We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit’s net sales in Mexico in 2007. The business unit maintains seven distribution centers throughout Mexico where construction customers or automotive customers can access information about the availability of products on a real-time basis. 44% of Flat Glass sales are from the Mexican operations out of which Ps. 3,974 million ($366 million) are done in Mexico and $237 million (nominal dollars) are exports. The majority of these export sales are made to automotive OEMs in the United States. The principal product that Vidrio y Cristal and Vidrio y Cristal del Noroeste produce and distribute is float glass for the construction industry, principally for commercial and residential uses, as well as raw material for the automotive safety glass producers. Vidrio y Cristal also produces tabletops and coated glass. For the Mexican automotive industry, VAU and Vitro Flex produce safety glass products such as windshields, side and back lights, rear quarters and sunroofs.
Vidrio y Cristal operates two float glass furnaces near Monterrey, Mexico and Vidrio y Cristal del Noroeste operates one in Mexicali, Mexico. Products at these facilities are manufactured using the float method, which involves pouring molten glass over a molten tin bath. During 2007, the float glass facilities were operating at 94% of their capacity. See “Item 4. Information on the Company—Business—Our Property, Plant and Equipment.” All but one of Vidrio y Cristal’s and Vidrio y Cristal del Noroeste’s facilities have obtained ISO 9001 Certification.
Vidrio y Cristal and Vidrio y Cristal del Noroeste, now operating together, sell raw glass to builders, glass installers and distributors in the construction segment and a small proportion to the automotive safety glass producers as raw material. The sales force markets its construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers. These subsidiaries have designated commercial executives to serve as individualized customer service representatives for the business unit’s principal purchasers of construction products.

For the production of automotive safety glass, VAU and Vitro Flex, now operating together, operate four processing facilities in Mexico for the automotive OEM market and the AGR market. Sales are made directly to automotive OEMs in Mexico and the United States, while the AGR market is serviced through the business unit’s distribution centers throughout Mexico, independent distributors and installers and Vitrocar’s and Cristales Automotrices’ stores. Ford Motor Co. is the largest end customer of the business unit’s automotive safety glass products, which purchases these products for use in Ford Motor Co.’s assembly plants in Mexico and the United States and to serve the AGR market through the Carlite brand. In addition, VAU and Vitro Flex sell automotive safety glass products to automobile manufacturers in Mexico, United States and other markets; main clients include GM, Ford, Chrysler, Nissan and Freightliner.
In order to better serve their customers, VAU and Vitro Flex have established account plans for automotive OEMs. OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.
United States Operations
The United States operations of the Flat Glass business unit are conducted through Vitro America, which, based on its consolidated net sales in 2007, is one of the largest distributors of flat glass products in the United States. In 2007, Vitro America had consolidated net sales of $451 million, of which 85% were to the construction industry and 15% were to the automotive replacement market.
Vitro America purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated, mirrors and other products. In 2007, our Mexican subsidiaries supplied 46% of all flat glass purchased by Vitro America, which purchases include coated and other proprietary products that Vitro could not supply. These products are sold directly to distributors as well as to end-buyers through Vitro America’s own distribution centers and retail shops. Vitro America also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit’s manufacturing plants in Mexico. Additionally, Vitro America engages in the design, manufacture and installation of custom skylights in the United States and several other countries. Vitro America also distributes to the United States automotive replacement market a full line of automotive glass products, including windshields and side and back windows for American and foreign cars and trucks.
Vitro America operates 9 fabrication facilities, 26 distribution centers and 98 installation centers in the United States. Vitro America sells its construction products to builders and glass installers, who use its products in industrial and commercial projects such as skyscrapers and other buildings, through its own distribution network and retail stores. Vitro America sells its automotive products to the replacement market through its own distribution network and retail stores.
European Operations
The Flat Glass business unit competes in the European flat glass construction market through Vitro Cristalglass and Vitro Chaves, mainly with value added products. Vitro Cristalglass processes and distributes double glass, laminated glass and tempered glass mainly for the Spanish, French and Portuguese market. Vitro Cristalglass operates with seven insulated glass manufacturing centers and two distribution centers, located in Barcelona. Additionally, Vitro Cristalglass has the biggest semi-finished manufacturing process center of Spain located in Ponferrada. Vitro Chaves manufactures and distributes insulated and laminated glass products in Portugal with their main facility located in Chaves (north of Portugal) and a distribution center located in Lisbon. In 2007, Vitro Cristalglass and Vitro Chaves had consolidated net sales of Ps. 2,462 million ($227 million) and Ps. 392 million ($36 million), respectively. Most of the sales of Vitro Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders and distributors by Vitro Cristalglass’ own sales force. Vitro Chaves’ main products are insulated and laminated glass for the construction industry, which are distributed through its own and Vitro Cristalglass’ distribution network.
In April 2008, Vitro Cristalglass acquired certain assets from Verres et Glaces D’Epinay (located in Villetaneuse, France), the most significant being an Isolated Glass (“IG”) fabrication facility, which serves the commercial and residential market in Northern France.

Central and South American Operations
Through its Colombian subsidiary, Vitro Colombia, and, to a lesser extent, through its subsidiaries in Venezuela, Ecuador and Panama, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Vitro Colombia has one processing facility which is located in Colombia. In 2007, Vitro Colombia and its subsidiaries had consolidated net sales of Ps. 422 million ($39 million). Vitro Colombia is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. Vitro Colombia markets its products through a network of independent distributors to small- and medium-sized builders.
Competition
In Mexico, Vidrio y Cristal and Vidrio y Cristal del Noroeste face competition in the construction industry mainly from Saint Gobain, Guardian, and from imports of glass products. Guardian, which since 1999 has competed with our Flat Glass business unit as an importer of raw flat glass products, completed the construction of a float glass furnace in Queretaro in 2004, which is estimated to produce 200,000 tons of float glass per year. The local competition of Vidrio y Cristal and Vidrio y Cristal del Noroeste compete primarily on price, service and quality. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—We continue to experience competition from our global competitors and vertically integrated customers.”
With respect to automotive safety glass, the business unit’s principal competition includes Saint Gobain, PPG Industries, Asahi, Pilkington, Visteon and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.
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
In Europe, Vitro Cristalglass, as an Insulated Glass Manufacturer, faces competition with regional competitors and integrated competitors like Saint Gobain. In Central and South America, Vitro Colombia main competitors are Guardian, Pilkington and Saint Gobain.
Our Raw Materials
Soda Ash, Sand and Feldspar
The most important raw materials we utilize are soda ash, which we largely purchase from Ansac, silica sand and feldspar. In 2005, we entered into a five-year supply agreement with Unimin Corporation (“Unimin”), whereby we have committed to purchase, and certain of Unimin’s subsidiaries are committed to sell, our requirements of silica sand and feldspar at the current market prices. Álcali has, to a large extent, the production capacity to supply the soda ash required by our glass making operations in Mexico. To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that produced by Unimin or by Ansac and Álcali, such companies may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.
Energy
Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía, S. de R.L. de C.V. (“Tractebel Energia”). This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

Fuel
The percentage of estimated fuel consumption hedged can vary from 10% to 100%. The percentage of consumption hedged and the hedged prices change constantly according to market conditions based on the Company’s needs and to the use of alternative fuels within its production processes. As of December 31, 2007, the Company had hedges for approximately 20% of estimated natural gas consumption for 2008.
As of June 23, 2008, the closing price of natural gas on the New York Mercantile Exchange was $13.20 per MMBTU. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Natural Gas Price Risk.”
Our Capital Expenditures
Our capital expenditures program is currently focused on new investments in technological upgrades and maintenance of our manufacturing facilities, as well as expansion of our production capacity. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations, as such may be in effect from time to time. The following table sets forth, for the periods presented, our capital expenditures by business unit.

	Year ended December 31,
	2005		2006		2007
Business Unit	(Ps. millions)
Glass Containers	Ps.	622	Ps.	894	Ps.	2,328
Flat Glass		468		338		324
Corporate and other		17		20		43

Total	Ps.	1,107	Ps.	1,252	Ps.	2,695

During 2008, we expect to make capital expenditures in the range of Ps. 2,695 million ($248 million) as follows:
•
Our Glass Containers Business Unit expects to make capital expenditures of Ps. 2,065 million ($190 million), of which Ps. 1,282 million ($118 million) will be used to provide maintenance to certain of our furnaces and to the relocation of our Vidriera Mexico operation to the Vidriera Toluca facility. The remaining Ps. 783 million ($72 million) will be applied to expand production capacity. The production capacity expansion would take place within the Vidriera Monterrey, Vidriera Mexico (in its new location at the Vidriera Toluca premises), and Vidriera Los Reyes facilities.

•
Our Flat Glass Business Unit expects to make capital expenditures of Ps. 598 million ($55 million), of which Ps. 348 million ($32 million) will be used by its Mexican subsidiaries, highlighted by the purchase of a new furnace for the Company’s automotive glass operations and the other Ps. 250 million ($23 million) will be used by its foreign subsidiaries.

•	Our corporate entities expect to make capital expenditures of approximately Ps. 32 million ($3 million).
The capital expenditures are expected to be financed with cash flows generated by our operations and with current cash on hand. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we might defer a portion of such expenditures to future periods.
See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”, for a discussion of our principal capital expenditures during the last three full fiscal years.
Genesis Project
Through the end of 2007, we have invested approximately Ps. 423 million ($39 million) related to the implementation of the Genesis Project. During 2008, we expect to invest approximately Ps. 163 million ($15 million) for the continued implementation of the Genesis Project. The majority of the cost of the Genesis Project is being capitalized and will be amortized over the expected useful life of the asset. See “Item 3. Key Information—Recent Developments—Genesis Project.”

Our Property, Plant and Equipment
All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2007, the net book value of land and buildings, machinery and equipment and construction in progress was Ps. 17,841 million ($1,642 million), of which Ps. 14,960 million ($1,377 million) represented assets located in Mexico; Ps. 337 million ($31 million) represented assets located in the United States; Ps. 1,923 million ($177 million) represented assets located in Central and South America; and Ps. 621 million ($57 million) represented assets located in Europe.
Our principal executive offices are located in the Monterrey, Mexico area. We own and operate 37 manufacturing facilities worldwide, of which our float glass furnaces are our largest facilities. Our subsidiary Comegua has granted a lien on one of its furnaces, and our subsidiary Vitro Cristalglass has granted a lien on one of its facilities.
The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit’s principal manufacturing facilities.

		Average Capacity	Average Capacity
		Utilization(1) as of	Utilization(2) as of	Number of Facilities
Business Unit		December 31, 2006	December 31, 2007	by City or Country
Glass Containers		98%	97%	Monterrey(3)
				Guadalajara
				Mexico City(2)
				Queretaro
				Toluca
				Costa Rica
				Guatemala
				Panama
				Bolivia

Flat Glass	Float	94%	99%	Monterrey(4)
	Furnaces(3)			Mexico City(2) (4)
				Mexicali
				United States(9)
	Automotive Facilities	79%	77%	Colombia Spain(7) Portugal

(1)	Average for the twelve-month period ended December 31, 2006.

(2)	Average for the twelve-month period ended December 31, 2007.

(3)	Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated based on a certain number of changes in glass color and thickness, determined by historical averages.

(4)	Does not include a furnace in Mexico City that has been shut down since 2006.
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
See “Item 4. Information on the Company—Our Capital Expenditures” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Environmental Matters
Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The primary federal environmental law is the Ley General de Equilibrio Ecológico y la Protección al Ambiente (“LGEEPA” or the General Ecological and Environmental Protection Law) pursuant to which regulations have been promulgated concerning air pollution, noise pollution, environmental impact assessments, environmental audits and hazardous wastes and substances. LGEEPA sets forth the legal framework applicable to the generation and handling of hazardous wastes and substances, the release of contaminants into the air, soil and water, as well as the environmental impact assessment procedure. The Ley de Aguas Nacionales (National Water Law) and regulations thereunder govern the prevention and control of water pollution.
The Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integrated Management of Waste) regulates the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes. The Mexican federal government has established a public registry where federally regulated emission sources report their air and water emissions, as well as information on the generation, handling, transportation and disposal of hazardous substances.
In addition to the foregoing, Normas Oficiales Mexicanas (Mexican Official Standards), which are technical standards issued by regulatory authorities pursuant to the Ley General de Metrología y Normalización (General Law of Metrology and Normalization) and other laws that include the aforementioned environmental laws, establish standards relating to air emissions (including air emissions for glass manufacturing operations), waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others.
The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of Environment and Natural Resources), which we refer to as “SEMARNAT”. An agency of SEMARNAT, the Procuraduria Federal de Protección al Ambiente (Federal Environmental Protection Agency), which we refer to as “PROFEPA”, has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring administrative, civil and criminal proceedings against companies and individuals that violate environmental laws, regulations and Mexican Official Standards and has the authority to impose a variety of sanctions. These sanctions may include, among others, monetary fines, revocation of authorizations, concessions, licenses, permits or registries, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities.
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
In 1998, our subsidiaries initiated a voluntary environmental auditing program implemented by PROFEPA. This program entails PROFEPA-approved auditors conducting environmental audits of the relevant facilities to determine if such facilities comply with applicable Mexican environmental laws. Once an audit is completed, the auditor issues a report of findings and recommendations, which must be delivered to PROFEPA. The audited facility thereafter enters into an agreement with PROFEPA on an action plan to be undertaken, pursuant to which, after being implemented to PROFEPA’s satisfaction, the audited entity receives the Industria Limpia (“Clean Industry”) certificate. The Clean Industry certificate is valid for two years and may be extended at the request of the audited entity, provided that an auditor reaudits and certifies that the relevant facility operates pursuant to the Clean Industry certificate that was previously granted. Obtaining this certificate implies that the audited facility is in compliance with applicable Mexican environmental laws at the time of receipt of the certificate.

A PROFEPA-approved independent auditor has completed environmental audits at all 15 of our facilities in Mexico. All of these facilities have already obtained the Clean Industry certificate.
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
Item 4A. Unresolved Staff Comments
Not applicable

Item 5. Operating and Financial Review and Prospects
You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. Note 24 to our consolidated financial statements for the year ended December 31, 2007 provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in “Item 3. Key Information—Risk Factors” and the other matters set forth in this annual report. See “Forward-Looking Statements.”
OPERATING RESULTS
Factors Affecting Our Results of Operations
Our statement of operations is affected by, among other factors, (i) the level of demand for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, (iii) the relationship between the peso and the U.S. dollar, (iv) financing costs, which are incurred in both pesos and U.S. dollars and (v) increased competition in our domestic market and abroad. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—Difficult market conditions in the automotive industry may affect our operating margins and results of operations,” “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us,” “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations,” “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—Changes in the relative value of the peso to the U.S. dollar and the Euro may have an adverse effect on us,” “Item 3. Key Information— Risk Factors—Risk Factors Relating to Us—Inflation fluctuations may have an adverse effect on our total comprehensive financing result,” “Item 3. Key Information— Risk Factors—Risk Factors Relating to Us—Foreign exchange rate fluctuations may have an adverse effect on our total comprehensive financing result,” “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—We may be adversely affected by increases in interest rates,” and “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—Substitution trends in the glass container industry may continue to adversely affect our business.”
Trend Information
The Mexican glass container market has shown an upward trend during the past years. The continued popularity of glass as a packaging option given its high quality image, its endless possibilities of innovation and its environmental friendly aspects when compared to other container products has helped this positive trend. In fact, some products that years ago migrated to other types of packaging are returning to glass due to consumer preferences. Looking forward, one of the main growth drivers in the Mexican glass container market is expected to be the migration from returnable to non-returnable glass containers in the beer segment. Regarding the United States market, the Glass Containers business unit has focused its strategy in value-added niche markets where it has been able to capture the demand growth and estimates it will continue to show the same trend in the future. This particular business unit is not expected to be affected by the economic recession, as history has proved that there is no correlation between glass containers consumption and GDP growth.
The long term fundamentals of the different markets where the Flat Glass business unit participates are also strong. The Mexican flat glass construction market has experienced growth in recent years and it is expected to grow in the future due to: strong demand, the current housing deficit and the positive interest rate conditions prevailing in Mexico. The automotive OEM business has experienced increasing pressures in different geographic markets. We are heavily dependent on the big three US car manufactures which are currently experiencing difficult times. High gasoline prices are also affecting sales of the OEM business, specially the ones related to Sport Utility Vehicles (“SUV’s”), which represent an important percentage of our auto glass volume.

The Flat Glass business unit continues to diversify its customer base to Japanese Manufacturers and to attract new automotive platform contracts. Despite the automotive industry’s pressures, our automotive business has benefited from the growth and the strong fundamentals of the Mexican AGR market. The Spanish residential construction market is experiencing a slowdown. Vitro Cristalglass has been able to partially offset this situation through its geographic diversification and the access to other European markets. One example of the steps taken by Vitro Cristalglass to achieve a broader geographic diversification is the acquisition of Vitro Cristalglass France, which is now engaged in the production and distribution of value-added glass products to the French residential and commercial construction market. Longer term, the Spanish construction market is expected to recover its growth momentum. Despite the positive results in 2007, Vitro America, our flat glass subsidiary in the United States, is facing a challenging environment derived from the economic recession and the sub-prime mortgage crisis in the United States. The real estate and construction market in the U.S. is now being seriously affected by the effects of the sub-prime mortgage market, which is also affecting the economy overall. Credit induced housing has played a very large role in the economy’s expansion that has lifted other sectors of the economy and is in reverse now. Increased foreclosures could generate increased inventory on the housing market which could affect our residential and commercial construction sales, which as of today is still not clear when it will recover. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Us—Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations” and “Item 3. Key Information— Risk Factors—Risk Factors Relating to Economies in Which We Participate—Economic developments in Mexico and the United States affect our business.”
Substantially all of our export sales and most of our domestic sales in Mexico are denominated in or affected by the US dollar, and accordingly, the following discussion of the trends of our business units is based upon a US dollar presentation.
Our Glass Containers business unit performed extremely well in 2007, with a record year in terms of sales, despite constraints on our production from interruptions in the supply of natural gas during July and September 2007. Domestic sales have been driven by increased volumes coupled with a better product mix at most of our business lines. Higher sales in the food and wine & liquor lines compensated for marginal lower sales in the remaining business lines. Export sales continued to benefit from an increase in volumes in food and wine & liquor as well as a better product mix at cosmetics, fragrances and toiletries (“CFT”), soft drinks and wine & liquor business lines.
Our Flat Glass Business unit also performed very well, with increased sales across all our business lines, other than sales from the construction market in the United States. In the automotive business line higher volumes to the AGR market more than offset a reduction in volumes to the OEMs.
The increase in the price of certain of our raw materials, in particular natural gas, continues to negatively affect our cost of goods sold. The average NYMEX natural gas price during 2007 was $7.12 per MMBTU and even though it decreased 2% compared to 2006, it has increased 120% compared with 2003.
Our cost of goods sold is sensitive to the price of natural gas. In recent years, every dollar fluctuation per MMBTU has had an annual impact of approximately $20 million on our cost of goods sold based on our average historical consumption of approximately 1.7 million MMBTUs per month. The NYMEX closing price of natural gas as of June 23, 2008 was $13.20 per MMBTU. We have not been able to raise the prices of our products to fully reflect the increases in our operating costs and therefore our results of operations could be adversely affected. See “Item 3. Key Information— Risk Factors—Risk Factors Relating to Us— We have experienced rising operating costs in our businesses.”
Economic Developments in Mexico and the United States Affect our Business
A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States. Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.
2007 was a year of moderate global economic growth. The economies of Mexico and the United States, our two biggest markets, recorded actual GDP growth in 2007 of 3.3% and 2.2%, respectively, compared with growth of 4.7% and 3.3%, respectively, in 2006. Mexico’s economic growth rate was mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, as economic uncertainties are anticipated due to, among other factors, the economic deceleration in the United States. Over the past few years, Mexico’s rate of inflation has remained low, amounting to 4.1% in 2006 and 3.8% in 2007.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2005, 2006 and 2007, 41%, 43%, and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico.
While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government’s continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico’s economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico’s economy and its industrial sector. These factors include (i) the extent of the U.S. economic recovery and the participation of Mexico’s industrial sector in that recovery and (ii) the Mexican government’s approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas. In spite of these political and economic dynamics, we will continue to focus on the factors within our control and position ourselves to take full advantage of new market opportunities.
Inflation and Foreign Currency Exchange Rate Fluctuations
The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates:

	For the Year Ended December 31,
	2005		2006		2007
Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)		(4.6%)		1.7%		0.5%
Mexican inflation (based on changes in INPC)(1)		3.3%		4.1%		3.8%
U.S. inflation (based on changes in Consumer Price Index)(2)		3.5%		2.5%		4.1%
Inflation differential (Mexican vs. U.S.)(1)(2)(3)		(0.2%)		1.6%		(0.3%)
Real peso devaluation (appreciation) relative to the U.S. dollar(4)		(4.5%)		0.1%		0.8%
Free Exchange Rate as of year end(1)	Ps.	10.6344	Ps.	10.8116	Ps.	10.8662
Mexican GDP growth rate(5)		3.0%		4.7%		3.3%
Exchange rate of euro per pesos as of year end(6)	Ps.	12.5932	Ps.	14.2680	Ps.	15.9526

(1)	Source: Banco de México.

(2)	Source: U.S. Bureau of Labor Statistics.

(3)	Compounded.

(4)	Peso devaluation (appreciation) in real terms = -((Nominal peso devaluation +1) / (Inflation differential + 1))-1.

(5)	Source: Instituto Nacional de Estadística, Geografía e Informática.

(6)	Source: Federal Reserve Bank of New York—Noon Buying Rates as to euro-to-dollar exchange rate and Banco de México as to dollar-to-peso exchange rate.
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

As a result, when the peso devalues in real terms against the U.S. dollar, as was the case in 2003, 2006 and 2007, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and selling, general and administrative expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins, at least in the short term.
Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. For the year ended December 31, 2005, the appreciation of the peso in real terms had an adverse effect on our operating margins and, while the peso did not appreciate in the years ended December 31, 2006 and 2007, it may appreciate again in the future, potentially resulting in an adverse effect on our operating margins. Sales of products manufactured, processed or sold by us outside Mexico (principally by Vitro America, Vitro Packaging, Comegua, and Vitro Cristalglass), as well as such subsidiaries’ expenses, are restated during a financial reporting period by adjusting such amount for the inflation observed in the country in which the subsidiary operates and then translated into pesos at the exchange rate in effect at the end of the period. Since such subsidiaries’ revenues and expenses are generally both earned and incurred in the same currency, the devaluation or appreciation of the peso has a much more limited effect on the operating margins of such subsidiaries. However, profits, as reported in real peso terms, are substantially impacted by the devaluation or appreciation of the peso relative to the appropriate currency.
Effect of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Comprehensive Financing Result
Our total comprehensive financing result includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities, (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iv) since 2005, due to the implementation of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities,” gains or losses related to hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short- and long-term debt and off-balance sheet financings, minus the nominal amount of interest income generated by us with respect to our monetary assets.
Inflation affects our total comprehensive financing result. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation in recent years have resulted in lower monetary gains.
Our total comprehensive financing result is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively. Accordingly, in 2006 and 2007, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2005.

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

	For the year ended December 31,
	2005	2006	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	72.3	72.6	70.6
Gross profit	27.7	27.4	29.4
General, administrative and selling expenses	20.8	19.8	19.9
Operating income	6.9	7.6	9.5
Total comprehensive financing result	5.6	8.2	5.8
Net income	0.9	1.0	0.5
The following table sets forth, for the periods presented, the consolidated net sales, export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales, export sales and operating income (after corporate and other eliminations, and reflecting export sales in U.S. dollars) of each of our business units. The following table does not include the results of discontinued operations. Peso amounts set forth in the following table have been restated in millions of constant pesos as of December 31, 2007.

	For the year ended December 31,
	2005			2006			2007			2007
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total	Amount
	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Glass Containers	Ps.	12,488	47%	Ps.	14,068	51%	Ps.	14,676	51%	$1,351
Flat Glass		13,704	52%		13,462	48%		13,605	48%	1,252
Corporate and other eliminations		375	1%		346	1%		310	1%	28

Consolidated net sales	Ps.	26,567	100%	Ps.	27,876	100%	Ps.	28,591	100%	$2,631

	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Domestic	Ps.	10,919	41%	Ps.	11,875	43%	Ps.	12,707	44%	$1,169
Exports		6,987	26%		6,384	23%		6,674	23%	614
Foreign Subsidiaries		8,662	33%		9,617	34%		9,210	32%	848

	Ps.	26,567	100%	Ps.	27,876	100%	Ps.	28,591	100%	$2,631

	($millions(2), except for percentages)
Net sales
Domestic		$916	41%		$1,028	43%		$1,145	45%
Exports		588	27%		556	23%		601	23%
Foreign Subsidiaries		708	32%		817	34%		814	32%

		$2,212	100%		$2,401	100%		$2,560	100%

	($millions(2), except for percentages)
Export sales
Glass Containers		$290	49%		$344	62%		$364	61%
Flat Glass		298	51%		212	38%		237	39%

Consolidated export sales		$588	100%		$556	100%		$601	100%

	(Ps. millions, except for percentages)									($ millions)(1)
Operating income (loss)
Glass Containers	Ps.	1,327	72%	Ps.	1,853	87%	Ps.	2,054	76%	$189
Flat Glass		514	28%		418	20%		782	29%	72
Corporate and other eliminations		(2)	0%		(154)	(7)%		(132)	(5)%	(12)

Consolidated operating income	Ps.	1,839	100%	Ps.	2,117	100%	Ps.	2,704	100%	$249

(1)	These amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.8662 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2007.

(2)	Dollar figures reported herein are in nominal dollars resulting from dividing each month’s nominal pesos by that month’s ending exchange rate published by Banco de México.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Net Sales
Our consolidated net sales increased 2.6% to Ps. 28,591 million ($2,631 million) for the year ended December 31, 2007 from Ps. 27,876 million ($2,565 million) for the year ended December 31, 2006. During the year ended December 31, 2007, domestic, foreign subsidiaries’, and export sales grew 1.1%, 3.0% and 4.5%, respectively, year-over-year.
Domestic and foreign subsidiary sales increased as a result of improved sales volumes at the Glass Containers and Flat Glass business units. Export sales increased to Ps. 6,674 ($614 million), from Ps. 6,384 ($588 million) mainly due to higher float glass business volumes at the Flat Glass business unit and to higher volumes in the food and wine & liquor business lines at the Glass Containers business unit. Our export sales represented 23.3% of our consolidated net sales for the year ended December 31, 2007.
Glass Containers Business Unit
Net sales of our Glass Containers business unit increased 4.7% to Ps. 14,676 million ($1,351 million) for the year ended December 31, 2007 from Ps. 14,068 million ($1,295 million) for the year ended December 31, 2006. The main drivers of this sales increase were strong volumes in the food and wine & liquor business lines, coupled with an improved overall product mix, in the domestic market. This increase in sales was achieved despite the constraints on production from interruptions in the supply of natural gas during July and September 2007.
Export sales grew 2.7% year-over-year due to higher volumes at the food and wine & liquor business lines, reflecting continued strong demand, coupled with a better product mix at the CFT, soft drinks and wine & liquor business lines.
Flat Glass Business Unit
Net sales of our Flat Glass business unit were Ps. 13,605 million ($1,252 million) for the year ended December 31, 2007, an increase of 1.1% when compared to Ps. 13,462 million ($1,239 million) for the year ended December 31, 2006. A decrease in domestic sales of 0.7% year-over-year was mainly driven by lower float glass volumes, which was partially offset by higher automotive sales due to a better product mix coupled with higher volumes.
Export sales increased 7.4% year-over-year mainly due to higher float glass volumes, in line with the company’s strategy of temporarily exporting the additional capacity gained by the purchase of AFG’s 50% stake in Vidrio y Cristal del Noroeste (previously Vitro AFG, the float glass manufacturing facility located in Mexicali, Baja California, México). In addition, AGR related sales increased 33% due to higher volumes, which offset a decrease in the OEM market. The available capacity that resulted from the reduction in the OEM export sales was used to supply the AGR market.
Sales from foreign subsidiaries increased 4.5% year-over-year to $677 million from $648 million. Sales at Vitro Cristalglass rose 33%, driven by the stronger demand of more value added products (improved product mix) from the construction market, the appreciation of the euro, and to the new furnace in the La Rozada facility that started operating during the first quarter of 2007. In addition, sales at Vitro Colombia rose 33% due to a better product mix and higher volumes linked to the strong demand from the Venezuelan and Ecuadorian markets. Sales at Vitro America were adversely affected by the anticipated slowdown in demand from the U.S. residential construction market.
Operating Income
Our consolidated operating income increased 14.9% to Ps. 2,704 million ($249 million) for the year ended December 31, 2007 from Ps. 2,117 million ($195 million) for the year ended December 31, 2006, mainly due to increased production volumes that contributed to better fixed cost absorption, which paired with higher productivity and operating efficiencies and lower depreciation due to the increase of the estimated remaining useful lives of certain fixed assets.

Glass Containers Business Unit
Operating income of our Glass Containers business unit increased 10.8% to Ps. 2,054 million ($189 million) for the year ended December 31, 2007 from Ps. 1,853 million ($171 million) for the year ended December 31, 2006. This increase was driven by higher sales, improved production efficiencies which optimized fixed costs absorption, better product mix and lower depreciation, which more than offset the temporary constraints on production at certain glass containers facilities in Mexico due to the interruption in natural gas supply caused by incidents that occurred at certain PEMEX gas pipelines.
Flat Glass Business Unit
Operating income of our Flat Glass business unit was Ps. 782 million ($72 million) for the year ended December 31, 2007, an increase of 87.1% when compared to Ps. 418 million ($38 million) for the year ended December 31, 2006. This increase was due to a better product mix, improved production efficiencies and enhanced fixed-cost absorption as well as the fact that 2006 included significant expenses related to furnace repair and the temporary shut-down of one of our furnaces.
Total Comprehensive Financing Result
Our total comprehensive financing result decreased 27.1% from Ps. 2,276 million ($210 million) for the year ended December 31, 2006 to Ps. 1,660 million ($153 million) for the year ended December 31, 2007. This decrease was primarily due to a non-cash foreign-exchange loss of Ps. 94 million ($9 million) during the year ended December 31, 2007 compared to a non-cash foreign-exchange loss of Ps. 224 million ($21 million) in the year ended December 31, 2006, resulting from a lower depreciation of the Mexican peso during the year ended December 31, 2007, and more favorable values in our derivative instrument transactions of Ps. 201 million ($19 million) for the year ended December 31, 2007 compared to Ps. 337 million ($31 million) for the year ended December 31, 2006, and a decrease of 7.6% in interest expense to Ps. 1,694 million ($156 million) for the year ended December 31, 2007 from Ps. 1,834 million ($169 million) for the year ended December 31, 2006.
Other Expenses (Income), Net
Other expenses (income), net, changed by Ps. 1,098 million ($101 million) to a loss of Ps. 869 million ($80 million) for the year ended December 31, 2007 from a gain of Ps. 229 million ($21 million) for the year ended December 31, 2006, mainly due to (i) a gain from the sale of long-lived assets of Ps. 795 million ($73million) in 2006 compared to a loss of Ps. 47 million ($4 million) in 2007; (ii) a gain from the sale of subsidiaries of Ps. 68 million ($6 million) in 2006 compared to a loss of Ps. 11 million ($1 million) in 2007; and (iii) fees and costs of Ps. 488 incurred for the extinguishment of debt associated with our debt restructuring completed during 2007.
Income and Asset Taxes
Income tax and tax on assets for the year ended December 31, 2007 represented an expense of Ps. 44 million ($4 million) compared with an expense of Ps. 228 million ($21 million) for the year ended December 31, 2006. The difference was derived mainly from the cancellation of a valuation allowance on a deferred tax asset of Ps. 206 million ($19 million) in 2007, as management believes that it is highly probable that such amount will be recoverable.
Net Income
For the year ended December 31, 2007, we generated consolidated net income of Ps. 131 million ($12 million) compared to a net income of Ps. 291 million ($27 million) for the year ended December 31, 2006. This decrease was mainly due to a gain on sale of discontinued operations of Ps. 480 million ($44 million) in 2006, which compensated for the net loss from continuing operations of Ps. 158 million ($15 million) in the same year, resulting in a net income of Ps. 291 million ($27 million) in 2006. The net income from continuing operations for the year ended December 31, 2007 was Ps. 131 million ($12 million) compared to a net loss from continuing operations of Ps. 158 million ($15 million) for the year ended December 31, 2006. This resulted primarily from higher sales, an increase in operating income and a lower total comprehensive financing result which allowed us to offset higher other expenses of Ps. 869 million ($80 million).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Net Sales
Our consolidated net sales increased 5.0% to Ps. 27,876 million ($2,565 million) for the year ended December 31, 2006 from Ps. 26,567 million ($2,445 million) for the year ended December 31, 2005. During the year ended December 31, 2006, domestic and foreign subsidiaries’ sales grew 8.7% and 11.1%, respectively year-over-year, as a result of strong sales volumes at the Flat Glass and Glass Containers business units.
For the year ended December 31, 2006, our consolidated export sales were $556 million (Ps. 6,384 million), a decrease of 5.4% when compared to $588 million (Ps. 6,987 million) for the year ended December 31, 2005. The decrease in exports is mainly due to lower AGR and construction-related sales, as we plan to temporarily exit this export market. Our export sales represented 23.1% of our consolidated net sales for the year ended December 31, 2006.
Glass Containers Business Unit
Net sales of our Glass Containers business unit increased 12.6% to Ps. 14,068 million ($1,295 million) for the year ended December 31, 2006 from Ps. 12,488 million ($1,149 million) for the year ended December 31, 2005. Strong volumes across all business lines in the domestic market continued to be the main driver behind the 7.9% increase year-over-year. In particular, sales volume of beverage containers including beer, wine, liquor and CFT were the largest contributors to the increase.
Export sales grew 18.3% year-over-year due to a strong rise in sales volumes at the CFT business line as a result of increased demand in the South American and European markets and larger volumes coupled with an improved price mix at the wine & liquor business line.
Flat Glass Business Unit
Net sales of our Flat Glass business unit were Ps. 13,462 million ($1,239 million) for the year ended December 31, 2006, a decrease of 1.8% when compared to Ps. 13,704 million ($1,261 million) for the year ended December 31, 2005, due primarily to a decrease in export sales. This decrease was partially offset by an increase in domestic sales of 14.4% year-over-year, mainly as a result of higher automotive and construction-related sales. In addition, construction-related sales volume increased 12% year-over-year.
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
Sales from foreign subsidiaries continued an upward trend, increasing 9.8% year-over-year to $648 million from $590 million. Sales at Vitro America rose 2.8% as a result of increased construction-related volumes. Sales at Vitro Colombia rose 1.2% while Vitro Cristalglass’ sales rose 8.3% driven by incremental large-scale contracts coupled with an improved product mix.
Operating Income
Our consolidated operating income increased 15.1% to Ps. 2,117 million ($195 million) for the year ended December 31, 2006 from Ps. 1,839 million ($169 million) for the year ended December 31, 2005, mainly due to increased sales and production efficiencies in our Glass Containers business unit.
Glass Containers Business Unit
Operating income of our Glass Containers business unit increased 39.5% to Ps. 1,853 million ($171 million) for the year ended December 31, 2006 from Ps. 1,327 million ($122 million) for the year ended December 31, 2005. Growth in operating income was driven by higher sales volume, a better product mix due to unseasonably high demand for glass containers and improved production efficiencies which optimized fixed cost absorption. These factors more than offset higher maintenance costs associated with the utilization of all our furnaces to meet this demand, as well as higher energy costs. Additionally, all furnaces were ignited in the first quarter of 2006, compared to the second quarter of 2005. This had a positive effect on our operating income.

Flat Glass Business Unit
Operating income of our Flat Glass business unit was Ps. 418 million ($38 million) for the year ended December 31, 2006, a decrease of 18.7% when compared to Ps. 514 million ($47 million) for the year ended December 31, 2005. This decrease was due to the temporary shutdown of the furnace located in Mexico City. Higher volumes in domestic construction and value-added automotive OEM products helped offset the decrease. Vitro America and Vitro Cristalglass also continued to generate strong operating income, with increases 36.3% and 53.2%, respectively.
Total Comprehensive Financing Result
Our total comprehensive financing result increased 52% from Ps. 1,500 million ($138 million) for the year ended December 31, 2005 to Ps. 2,276 million ($210 million) for the year ended December 31, 2006. This increase was primarily due to a non-cash foreign-exchange loss of Ps. 224 million ($21 million) during the year ended December 31, 2006 compared to a non-cash foreign-exchange gain of Ps. 417 million ($38 million) in the year ended December 31, 2005, resulting from a depreciation of the peso by 1.7% during the year ended December 31, 2006, compared with a 4.6% appreciation in the year ended December 31, 2005. Additionally, an increase in other financial expenses driven mainly by the negative effect of derivative transactions, which increased from a charge of Ps. 17 million ($2 million) for the year ended December 31, 2005 to Ps. 337 million ($31 million) for the year ended December 31, 2006, which more than offset a 9.4% reduction in interest expense.
Other (Income) Expenses, Net
Other expenses, net decreased Ps. 723 million ($67 million) to a gain of Ps. 229 million ($21 million) for the year ended December 31, 2006 from a loss of Ps. 494 million ($46 million) for the year ended December 31, 2005, mainly due to (i) the gain from sale of long-lived assets of Ps. 795 million ($73 million); (ii) the gain from sale of other subsidiaries of Ps. (68) million ($(6) million) (see “Item 4. Information on the Company—Business—Strategic Sale of Non-Core Businesses and Assets.”), compared to a loss of Ps. 137 million ($13 million) in 2005; and (iii) restructuring charges of Ps. 61 million ($6 million) in 2006 compared to Ps. 332 million ($31 million) in 2005. In 2005, we recorded a gain of Ps. (458) million ($42 million) resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust. See note 16 of our consolidated financial statements.
Income Tax and Tax on Assets
Income tax, tax on assets and workers’ profit sharing for the year ended December 31, 2006 represented an expense of Ps. 228 million ($21 million) compared with a benefit of Ps. (519) million ($(48) million) for the year ended December 31, 2005. The difference was derived mainly from the recognition of a deferred tax benefit of Ps. 923 million ($85 million) in 2005 resulting from the recognition of the tax basis of the intangible assets of certain foreign subsidiaries subject to repatriation, which was partially offset by the tax effects of a higher foreign-exchange loss in 2006. Additionally, during the second quarter of 2006, a tax loss carryforward was generated by the sale of Vitrocrisa’s shares, which resulted in a deferred tax benefit.
Net Income
For the year ended December 31, 2006, we generated consolidated net income of Ps. 291 million ($27 million) compared to a net income of Ps. 243 million ($22 million) for the year ended December 31, 2005. This resulted primarily from a gain on sale of Ps. 480 million ($44 million) in connection with the sale of our stake in Vitrocrisa in June 2006, other income of Ps. 863 million ($79 million) related to a gain from the sale of subsidiaries and long-lived assets. The effect of these transactions was partially offset by an increase in financing costs due to higher non-cash foreign-exchange losses and by the negative effect of derivative transactions, in addition to an expense of Ps. 283 million ($26 million) related to income tax, tax on assets and workers’ profit sharing for the year ended December 31, 2006 compared to a benefit of Ps. 468 million ($43 million) for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 2007, we had cash and cash equivalents totaling Ps. 1,638 million ($151 million). Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and securities issued by the governments of Mexico and the United States.
Over the past three years, the principal source of our liquidity has generally been cash generated from operations in each of our business units and the sale of certain assets. Our principal uses of cash have generally been for capital expenditure programs, interest payments, debt repayment and dividend payments. The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2007:
Principal Sources and Uses of Cash

	For the Year Ended December 31,
	2005		2006		2007
	(in millions of constant pesos)
Sources:
Net resources generated by operating activities	Ps.	2,085	Ps.	1,081	Ps.	1,803
Issuance of capital stock				578
Debt issuance		8,968		6,374		16,939
Sale of assets		201		2,907		109

Uses:
Capital expenditures		1,107		1,252		2,695
Debt repayments		10,780		9,508		14,868
Dividends declared and paid		195		161		215
Changes in Working Capital
Our working capital decreased Ps. 157 million ($14 million) during the year ended December 31, 2007. This decrease was principally due to an increase in trade receivables and inventories, which were more than offset by an increase in trade payables and a change in other current assets and liabilities.
Capital Expenditures
We operate in capital-intensive industries and require ongoing investments to update our assets and technology. In prior years, funds for those investments and for working capital needs, joint venture transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, short- and long-term debt and, to a lesser extent, divestitures.
Our capital expenditures program is currently focused on new investments in, technological upgrades to and maintenance of, our manufacturing facilities, as well as expansion of our production capacity. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations, as such may be in effect from time to time.
During the year ended December 31, 2007, we made aggregate capital expenditures of Ps. 2,695 million ($248 million) compared to aggregate capital expenditures of Ps. 1,252 million ($115 million) in the same period in 2006, primarily consisting of capital expenditures for furnace repairs and general maintenance.

During 2008, we expect to make capital expenditures of approximately Ps. 2,695 million ($248 million) as follows:
•
Our Glass Containers Business Unit expects to make capital expenditures of Ps. 2,065 million ($190 million), of which Ps. 1,282 million ($118 million) will be used to provide needed maintenance to certain of our furnaces and to the relocation of the Vidriera Mexico operations to the Vidriera Toluca facility. The remaining Ps. 783 million ($72 million) will be applied to expand production capacity. The production capacity expansion would take place within the Vidriera Monterrey, Vidriera Mexico (in its new location at the Vidriera Toluca premises) and Vidriera Los Reyes facilities.

•
Our Flat Glass Business Unit expects to make capital expenditures of Ps. 598 million ($55 million), of which Ps. 348 million ($32 million) will be used by its Mexican subsidiaries, highlighted by the purchase of a new furnace for the Company’s automotive glass operations and the other Ps. 250 million ($23 million) will be used by its foreign subsidiaries.

•	Our corporate entities expect to make capital expenditures of approximately Ps. 32 million ($3 million).
The capital expenditures are expected to be financed with cash flows generated by our operations and with current cash on hand. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we might defer a portion of such expenditures to future periods.
For the year ended December 31, 2007, our capital expenditures totaled Ps. 2,695 million ($248 million). Our Glass Containers business unit accounted for 86% of our capital expenditures, which were primarily used for maintenance to certain of our furnaces, for the relocation of our Vidriera Mexico operation to the Vidriera Toluca facility, and for production capacity expansion. The remaining 14% of our capital expenditures for the year ended December 31, 2007 were incurred by our Flat Glass business unit, mainly for major furnace repairs and production capacity expansion.
For the year ended December 31, 2006, our capital expenditures totaled Ps. 1,252 million ($115 million), an increase of 13% compared with the capital expenditures for the same period in 2005. Capital expenditures during 2006 were made primarily in our Glass Containers and Flat Glass business units. Our Glass Containers business unit accounted for 72% of our total capital expenditures, which were primarily related to major furnace repairs, maintenance and investment in a new glass production line. 28% of our capital expenditures for the year ended December 31, 2006 were incurred by our Flat Glass business unit, mainly for the refurbishment of one of our furnaces in Monterrey, Mexico and other major furnace repairs.
For the year ended December 31, 2005, our capital expenditures totaled Ps. 1,107 million ($102 million). Capital expenditures during 2005 were incurred primarily in our Glass Containers and Flat Glass business units. Our Glass containers business unit accounted 56% of out total capital expenditures, which primarily related to the maintenance in both its Mexican and Central American facilities and a partial investment for a major furnace repair initiated towards the end of 2005. Approximately 42% of our capital expenditures for the year ended December 31, 2005 were incurred by our Flat Glass business unit, which primarily related to the refurbishment of one of our furnaces in Monterrey, Mexico (finished in mid-May 2006), as well as the acquisition of tools and equipment to serve the new platform for the OEM auto-glass business line.
Genesis Project
Through the end of 2007, we have invested approximately Ps. 423 million ($39 million) related to the implementation of the Genesis Project. During 2008, we expect to invest approximately Ps. 163 million ($15 million). The majority of the cost of the Genesis Project is being capitalized and will be amortized over the expected useful life of the asset. See “Item 3. Key Information—Recent Developments—Genesis Project.”
Financing Transactions
During the year ended December 31, 2007, we refinanced substantially all of our consolidated indebtedness. The refinancing transformed the Company’s capital structure by concentrating the indebtedness at a single entity and eliminating structural subordination. Additionally the refinancing reduced the cost of debt and extended debt maturities to an average life of debt of nearly eight years. See “Item 3. Key Information—Recent Developments—New Perspectives.”

Indebtedness
The following table sets forth the aggregate amounts of our outstanding short-term and long-term debt as of December 31, 2007.

	As of December 31, 2007
	(Ps. millions)		($ millions)(1)
Short-term debt(2)(3)	Ps.	943	$87
Long-term debt(4)(5)		13,975	1,286

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 10.8662 pesos per U.S. dollar, the Free Exchange Rate on December 31, 2007.

(2)	Includes the current portion of our long-term debt, which was Ps. 545 million ($50 million) as of December 31, 2007.

(3)	58% and 24% of the aggregate amount of our short-term debt as of December 31, 2007 was denominated in U.S. dollars and euros, respectively. Includes the current portion of our long-term debt.

(4)
Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of December 31, 2007 would be Ps. 14,520 million ($1,336 million).

(5)
99% and 1% of the aggregate amount of our long-term debt as of December 31, 2007 was denominated in U.S. dollars and pesos, respectively. Excludes the current portion of our long-term debt. As of March 31, 2008, we have entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate and interest payments on another $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a fixed peso rate. In the ordinary course of business, we also enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations.

Short-Term Debt
Our short-term debt consists primarily of unsecured and secured borrowing arrangements with foreign banks denominated in U.S. dollars and euros. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 180 days and have interest rates ranging from 1.5% to 2.0% above LIBOR, for the U.S. dollar-denominated loans, from 0.5% to 2% above Euribor for our euro-denominated loans, and 2.05% above TIIE and floating market rates for the peso-denominated loans.
Long-Term Debt
As of December 31, 2007, we had Ps. 14,520 million ($1,336 million) of long-term debt, including the current portion of long-term debt.

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2007. For further description of our long-term indebtedness, refer to note 10 to our annual consolidated financial statements included elsewhere in this annual report:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	December 31, 2007	Interest Rate and Payment Dates	Maturity

2012 Senior Notes
Issuer: Vitro	$300.0 million	Interest Rate: 8.625% per	February 1, 2012
annum.

Guarantors: Wholly owned		Interest Payment Dates:
subsidiaries of Vitro,		Semiannually on August 1 and
VENA and Viméxico		February 1 of each year.

2017 Senior Notes
Issuer: Vitro	$700.0 million	Interest Rate: 9.125% per	February 1, 2017
annum.

Guarantors: Wholly owned		Interest Payment Dates:
subsidiaries of Vitro,		Semiannually on August 1 and
VENA and Viméxico		February 1 of each year.

2013 Senior Notes
Issuer: Vitro	$225 million	Interest Rate: 11.75% per	November 1, 2013
annum.

Guarantors: Wholly owned		Interest Payment Dates:
subsidiaries of Vitro,		Semiannually on May 1 and
VENA and Viméxico		November 1 of each year.

Certificados Bursatiles	Tranche A:	Interest Rate: Cetes + 3.25%	Tranche A:
Issuer: Vitro	Ps. 10 million	Interest Payment Dates: Every	October 2, 2008
	($0.9 million)	28th day from October 7, 2004	Tranche B:
	Tranche B:	(Tranche A), from November 1,	December 22, 2008
	Ps. 206 million	2004 (Tranche B), and from	Tranche C:
	($18.9 million)	October 21, 2004 (Tranche C).	February 5, 2009
Tranche C:
Ps. 150 million
($13.8 million)

Below is a summary of the terms of the foregoing facilities or securities.
2012 Senior Notes and 2017 Senior Notes. On February 1, 2007 we completed the offering of $1.0 billion of Senior Notes, comprised of $300 million of 2012 Senior Notes and $700 million of 2017 Senior Notes. The 2012 Senior Notes and the 2017 Senior Notes are general unsecured obligations of Vitro. The indenture governing the 2012 Senior Notes and the 2017 Senior Notes contains certain customary restrictive covenants, including restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. Through the issuance of the 2012 Senior Notes and the 2017 Senior Notes, we achieved more favorable terms and conditions in our overall debt, including reduced interest rates, longer average maturity, long-term funds and a lower cost of capital. The 2012 Senior Notes and the 2017 Senior Notes will pay interest semiannually and are guaranteed by VENA and its wholly-owned subsidiaries and Viméxico and its wholly-owned subsidiaries. The Notes offering was made originally to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933.
On August 6, 2007, the SEC declared effective the registration of the offer to exchange the 2012 Senior Notes and the 2017 Senior Notes for an issue of SEC-registered notes with terms substantially identical to the 2012 Senior Notes and the 2017 Senior Notes, as applicable (except that the exchange notes are not subject to transfer restrictions).
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
Certificados Bursátiles. On October 10, 2002, we issued Certificados Bursátiles or medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 2.5 billion. The Certificados Bursátiles bear an annual floating interest rate of 3.25% over the 182-day CETES. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of December 31, 2007, the total amount outstanding for this program was Ps. 366 million ($34 million).
Other Restrictions on Dividend Payments
Pursuant to article 20 of the Mexican Ley General de Sociedades Mercantiles (the “Mexican General Law of Corporations”), 5% of the annual net income of Mexican corporations must be set aside to create or increase a mandatory legal reserve until such reserve amounts to not less than 20% of such corporation’s outstanding equity capital. Thereafter, a majority of our shares present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the purchase of our shares or other reserve funds.
Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
In addition to the foregoing restriction, our joint venture in Comegua requires the consent of our joint venture partners for the payment of dividends.
Strategic Sales of Non-Core Assets
From 2001 to 2006, we have received aggregate gross proceeds in U.S. dollars of approximately $560 million from divestitures and asset sales (without including debt transferred to the acquirers). See “Item 4. Information on the Company—Business—Strategic Sales of Non-Core Businesses and Assets” for a description of certain of these transactions. These transactions provided a source of cash that were used primarily to reduce our level of debt.
Share Repurchases and Sales
As of December 31, 2007, 28,352,169 of our shares are held as treasury stock.

PBGC Matter
As part of the disposal of Anchor Glass Container Corp. (“Anchor”) in August 1996, in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation (the “PBGC”), a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets, which we refer to as “New Anchor.” The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.
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
Energy
Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía. This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.
Call/Put on Shares of Vitro Cristalglass
A group of individual investors owns a 40% interest in Vitro Cristalglass. The Company has the option of purchasing the 40% minority interest, which can be exercised beginning May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 28.9 million euros ($42.4 million as of December 31, 2007). Additionally, the minority interest has a put option pursuant to which they may require the Company to purchase all or part of their 40% interest in Vitro Cristalglass, which can be exercised beginning on May 1, 2003 for 28.4 million euros ($41.8 million as of December 31, 2007), as adjusted to reflect inflation in Spain from 2003 through the time the put is exercised. As of December 31, 2007, the estimated fair value of the 40% interest is higher than the option price held by Vitro.

OFF-BALANCE SHEET ARRANGEMENTS
Sales of receivables
Vitro Cristalglass, a subsidiary of the Company, has entered into revolving factoring program agreements to sell trade accounts receivable with several financial institutions. In accordance with the terms of some of these agreements, the Company has the obligation to reimburse for uncollected receivables in the case of non-payment of customers. As of December 31, 2006 and 2007 the maximum capacity available under these programs was $35 million and $45 million, respectively. At such dates Vitro Cristalglass had sold approximately $21 million and $16 million of trade receivables, respectively.
Securitization of trade receivables
Securitization of VENA trade receivables: On March 31, 2005, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V. and Comercializadora Álcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 million (nominal amount) and $19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the “Trust”, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 million (nominal amount) was obtained through the issuance of certified preferred securities (certificados bursátiles preferentes) that trade on the Mexican Stock Exchange (“BMV”) issued by the Trust, and $19 million in subordinated notes issued in United States of America, which are guaranteed by the Company. The interest payments and eventual principal reimbursement on the certificados bursátiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. At December 31, 2006 and 2007 the gross receivables sold to the Trust totaled Ps. 1,074 million and Ps. 1,075 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was Ps. 529 million and Ps. 312 million, respectively.
Securitization of Viméxico (formerly Vitro Plan) trade receivables: On August 22, 2005, Dinavisa VFC, Vidrio y Cristal and VAU, all subsidiaries of Viméxico, closed a five year revolving accounts receivable facility through which such companies obtained $21.5 million. The Viméxico subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a Mexican trust that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The $21.5 million was obtained through a private issuance of notes in the United States at an interest rate of 6.46%. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by such subsidiaries. At December 31, 2006 and 2007, the gross receivables sold to the trust totaled Ps. 574 million and Ps. 580 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was Ps. 332 million and Ps. 346 million, respectively.
During 2004, Vitro America closed a contract for selling all its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of $40 million and retained undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. Effective as of April 16, 2007, the new agreement was signed and amended to increase the maximum selling amount from $40 million to $50 million. The agreement was renewed in April 17, 2008 and will expire in April 13, 2013. As of December 31, 2006 and 2007, the gross receivables sold totaled approximately $78 million and $76 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was $32 million and $29 million, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth a summary of our contractual obligations and commercial commitments, in millions of constant pesos as of December 31, 2007.

			Less than						More than
Contractual Obligations	Total		1 year		1-3 years		3-5 years		5 years
	(Ps. millions)

Short- and long-term debt(1)(2) (3)	Ps.	23,706	Ps.	2,320	Ps.	2,972	Ps.	5,382	Ps.	13,031
Operating leases(4)		1,383		365		600		286		132
Unconditional purchase obligations(5)		0		0		0		0		0
Other long-term obligations(6)		2,641		298		621		511		1,211

Total contractual obligations	Ps.	27,730	Ps.	2,983	Ps.	4,193	Ps.	6,179	Ps.	14,374

(1)
For a description of our most recent financing transactions, see “Item 3. Key Information—Recent Developments—New Perspectives” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

(2)
Includes scheduled interest payments with fixed and variable rates. For our variable interest rate debt, we utilized the rates in effect as of December 31, 2007, as disclosed in note 10 of our consolidated financial statements when estimating the scheduled interest payments.

(3)	Includes Ps. 91 million of capital lease obligations.

(4)	The amounts set forth above under “Operating leases” include mainly payments that will be made under leases relating to two airplanes, warehouses, forklifts and computer equipment.

(5)
Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía. This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.

(6)	Expected benefit payments regarding the company pension plans, seniority premium and severance indemnities.

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
Financial Instruments
Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities,” of Mexican FRS, which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders’ equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to accounting standards effective at that moment (Bulletin C-2, “Financial Instruments” of Mexican FRS), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. Prior to the implementation of Bulletin C-10, financial instruments for hedging purposes were valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.
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
Seniority Premiums and Pension Plans
Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3, “Labor Obligations,” of Mexican FRS and the actuarial computations are made by an independent actuary, based on estimates of future compensation increases, inflation, investment returns, mortality, turnover and expected discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our consolidated results of operations and financial condition.

The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed discount rate and expected rate of return on plan assets on the net periodic pension cost and on the net pension liability for the year ended December 31, 2007:

	For the
	Year Ended
	December 31, 2007
	(Ps. millions)
One-percentage-point increase in assumed discount rate
+ Effect on total net periodic cost	Ps.	4
+ Effect on net pension liability		(218)
One-percentage-point decrease in assumed discount rate
+ Effect on total net periodic cost		(1)
+ Effect on net pension liability		259
One-percentage-point increase in expected rate of return on plan assets
+ Effect on total net periodic cost		(12)
+ Effect on net pension liability		—
One-percentage-point decrease in expected rate of return on plan assets
+ Effect on total net periodic cost		12
+ Effect on net pension liability		—
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

Recoverability of Deferred Tax Assets
In assessing the realizability of deferred tax assets, management considers whether it is highly probable that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character. Management considers the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies that we believe will generate sufficient taxable income in future years that will allow us to recover our deferred tax assets.
Beginning in October 2007, based on our financial projections, we are required to determine whether our subsidiaries will essentially incur income tax (“ISR”) or the new Business Flat Tax (“IETU”) and, accordingly, recognize deferred taxes based on the tax we will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.
New Accounting Pronouncements
Mexican FRS
For a discussion of the new accounting pronouncements under Mexican FRS please refer to note 22 to our consolidated financial statements.
In addition, subsequent to the issuance of our Mexican FRS financial statements the following Mexican FRS Interpretation of Financial Reporting Standards (“INIF”) was issued:
INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10 - INIF 9 states that financial data for 2008 must be presented in nominal pesos while previous periods must be expressed in constant pesos as of December 31, 2007. As a result, financial data for the year ended December 31, 2008 will be a combination of nominal pesos (for the twelve months of 2008) and constant pesos as of December 31, 2007.
U.S. GAAP
For a discussion of the new accounting pronouncements under U.S. GAAP please refer to note 24 q) 15 to our consolidated financial statements.

RESEARCH AND DEVELOPMENT
In 1998, we formed a technology council to coordinate Vitro’s research and development strategy with the goal of creating synergies between our business units and create Vitro’s proprietary technology for use by our business units.
In addition, in 2001 we incorporated several of our Mexican subsidiaries owning some of the intellectual property used by our Flat Glass and Glass Containers business units in Switzerland. These Swiss subsidiaries also conduct research and development jointly with our Mexican subsidiaries and our technology council license technology to our Mexican operating subsidiaries. In January 2008, the intellectual property of Flat Glass and Glass Containers from Switzerland was returned to the corresponding Mexican subsidiaries, and the only intellectual property that our business units used in common remains in Switzerland.
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
We own a number of trademarks and patents which, in the aggregate, are important to the conduct of our business. Except for our “Vitro” trademark, none of these trademarks and patents is individually material to our business as a whole.
We did not have any material expenditures related to research activities since 2004 up to the second quarter of 2006. Beginning in April 2006 to date, expenditures have been made for research and development of key technologies for common use of our business units, resulting in new process and machinery concepts which have given rise to new intellectual property for the benefit of our business units.
One of our subsidiaries conducted a portion of its business through joint ventures or technology alliances with non-Mexican partners, which also licensed technology, trademarks and trade names to our subsidiaries for use in the manufacture and sale of various flat glass products, under the believe that these joint ventures, alliances and license arrangements could provide us with important competitive advantages. However, such alliance terminated in July 2007 and we cannot be certain that these ex-partners will not choose to conduct business directly in Mexico because of the termination of their relationship with us. In addition, there can be no assurance that we will be successful in renewing any joint venture, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. See “Item 4. Information on the Company—Business—Our Operating Business Units.”

Item 6. Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
Unless the context otherwise requires, in the sections entitled “Directors and Senior Management,” “Board Practices” and “Share of Ownership” of this Item 6, the words “we,” “us,” “our” and “ours” refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries.
Directors
The following information relates to our directors (consejeros). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was elected as a director.
Our Board of Directors is responsible for the management of our business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting, up to a maximum of 21 members, and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our general ordinary shareholders’ meeting held on April 17, 2008, our shareholders resolved that our Board of Directors would consist of 16 directors. We have no alternate directors.
A list of our current directors, their principal occupations and directorships, the year they first became a director and the year of their birth are set forth below.

		First
		Became	Year of
Name	Principal Occupation	a Director	Birth
Adrián Sada Treviño	Director and Honorary Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1969	1920

Adrián Sada González	Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1984	1944

Federico Sada González	President and Chief Executive Officer of Vitro, S.A.B. de C.V.	1982	1949

Tomás González Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.	1980	1943

Andrés Yarte Cantú	Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.	1991	1941

Gustavo Madero Muñoz*	Federal Congressman (Senator), Mexican Congress	1996	1955

Carlos Eduardo Represas de Almeida*	Chairman of the Board of Directors of Nestlé México S.A. de C.V.	1998	1945

Jaime Serra Puche*	Founder, SAI-Consultores, S.C.	1998	1951

Carlos Muñoz Olea*	Private Investor	2000	1955

Joaquín Vargas Guajardo*	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954

Alejandro Garza Lagüera*	President of Desarrollo Inmobiliario Omega, S.A. de C.V.	2001	1926

Jaime Rico Garza	President and Chief Executive Officer of Vitro Europa, Ltd.	2008	1957

Manuel Güemez de la Vega*	Chairman of the Board of Regio Empresas and Grupo PREZ	2006	1942

Julio Escamez Ferreiro	Member of the Board of Directors of Consorcio Industrial de Manufacturas, S.A.	2006	1934

Carlos Bremer Gutierrez*	President and CEO of Value Grupo Financiero, S.A. de C.V.	2007	1960

Ricardo Martin Bringas*	President and CEO of Organización Soriana	2007	1960

*	Independent non-management directors.

The directors listed above were elected by our shareholders at the general ordinary shareholders’ meeting held April 17, 2008. Mexican securities law requires that at least 25% of the members of the Board of Directors be independent. Vitro’s Board of Directors is comprised of approximately 56.2% independent directors as of April 17, 2008. The directors receive directors’ fees of three Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and three Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive five Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 15,000.
The following are brief descriptions of the current occupations and biographical information of each of our directors:
Adrián Sada Treviño, Member and Honorary Chairman of the Board of Directors of Vitro, S.A.B. de C.V.:
Mr. Sada is Chairman of the Board of Directors of the Fundación Martínez Sada.
Adrián Sada González, Chairman of the Board of Directors of Vitro:
Mr. Sada is a member of the Boards of Directors of Alfa, S.A.B. de C.V., Gruma, S.A.B. de C.V., Cydsa, S.A.B. de C.V., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council and the Consejo de Industriales de Nuevo León. Mr. Sada is also President of our Finance and Planning Committee.
Federico Sada González, President and Chief Executive Officer of Vitro:
Mr. Sada is currently a member of the Boards of Directors of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center. Mr. Sada is the former Chairman of the Mexican Council for Foreign Trade. He serves as the Chairman of the Council of the National Museum of History and as the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation. Mr. Sada is also a member of International Business Council of the World Economic Forum.
Tomás González Sada, Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.:
Mr. González is the Vice-President of the Mexican Institute of Competitiveness, the Treasurer of the Fundación Martínez Sada, a member of the Boards of Directors of Regio Empresas, S.A. de C.V. and the Mexican Businessmen Council and Honorary Consul-General of Japan in Monterrey, Mexico.
Andrés Yarte Cantú, Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.:
Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A. and K-Inver, S.A.
Gustavo Madero Muñoz, Federal Congressman (Senator), Mexican Congress:
Mr. Madero serves as a Representative in the Mexican Congress and is the Chairman of the Tax and Finance Committee of the Mexican Congress. He is also Chairman of the Board of Directors of Hermanos Madero. Mr. Madero is also the President of our Audit Committee.
Carlos Eduardo Represas de Almeida, Chairman of the Board of Directors of Nestlé México S.A. de C.V.:
Mr. Represas is Chairman of the Board of Directors of Nestlé México, S.A. de C.V., a member of the Boards of Directors of Dreyer’s Grand Ice Cream Holdings, Inc. and Bombardier, Inc., a member of the Advisory Council of the Global Business Policy Council and Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico. He is also President of the Mexico Chapter of the Latin American Chamber of Commerce in Switzerland, member of the Boards of the Mexican Health Foundation and the Latin America Business Council (CEAL), Executive Vice President (Vevey, Switzerland) and President of the Americas of Nestlé, S.A. (1994-2004).

Jaime Serra Puche, Founder, SAI-Consultores, S.C.:
Mr. Serra is President of SAI-Consultores, S.C.; founder of Aklara (Electronic auctions), Centro de Arbitraje de Mexico (CAM), and Mexico NAFTA Fund (Private Capital Fund); Member of the Boards of Chiquita Brands International, Fondo México, Tenarias and Grupo Modelo; Mexico’s Secretary of Finance (1994), Secretary of Trade and Industry (1988-1994), and Undersecretary of Revenue in the Ministry of Finance (1986-1988); Co-chair of the President’s Council on International Activities of Yale University; and Member of the Trilateral Commission and the US-Mexico Bilateral Council.
Carlos Muñoz Olea, Private Investor:
Mr. Muñoz is Vice-President of Fomento Bursátil, Super Mart and Holding Fibsa. In addition, he is a member of the Board of Directors of Instituto Tecnológico y de Estudios Superiores de Monterrey, Chihuahua Campus and Banco Nacional de México (“Banamex”) (northern zone).
Joaquín Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.:
Mr. Vargas is Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A. de C.V. In addition, he is a member of the Boards of Directors of Grupo Costamex, S.A. de C.V., Grupo Posadas and Médica Sur; and is a member of the Mexican Businessman Council.
Alejandro Garza Lagüera, Member of the Executive Committee of Desarrollo Inmobiliario Omega:
Mr. Garza is President of Desarrollo Inmobiliario Omega and a member of the Board of Directors of Cydsa, S.A.B. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey and the Centro de Estudios de Economía y Educación. In addition, he is a member of the Latin American Board of the Wharton School of the University of Pennsylvania and the Joseph H. Lauder Institute of the University of Pennsylvania.
Jaime Rico, President and CEO of Vitro Europa, Ltd.:
Mr. Rico has been Chairman of the Board of IP Vidrio y Cristal, Ltd. and Vitro Global, Ltd. and member of the Board of Directors of Vitro Cristalglass, S.L. Mr. Rico is the President and CEO of Vitro Europa, Ltd.
Manuel Güemez de la Vega, Chairman of the Board of Regio Empresas and Grupo PREZ:
Mr. Güemez is Chairman of the Board of Regio Empresas, S.A. de C.V. and Grupo PREZ and member of the Board of Directors of Grupo de Seguridad Integral and alternate director of Gruma. Mr. Güemez is also President of our Corporate Practices Committee.
Julio Escamez Ferreiro, Member of the Board of Directors of Consorcio Industrial de Manufacturas, S.A.:
Mr. Escamez is a member of the board of directors of Consorcio Industrial de Manufacturas, S.A.
Carlos Bremer Gutierrez, President and CEO of Value Grupo Financiero:
Mr. Bremer is the Chief Executive Officer and Member of the Board of Directors of Value Grupo Financiero, S.A. de C.V. and its subsidiaries, on which he has served for over 13 years. Mr. Bremer served as Director of Operations and Marketing at Abaco Casa de Bolsa, S.A. de C.V., as Director of Operations and Marketing at Operadora de Bolsa, S. A. de C.V. and as Director of Operations at Casa de Bolsa Banpaís, S.A.
Ricardo Martin Bringas, CEO of Organización Soriana:
Mr. Martin has held executive positions in the management and finance departments of several companies, such as Organización Soriana, S.A.B. de C.V., La Ciudad de París and Restaurantes Martin’s. Mr. Martin is currently the Chief Executive Officer of Organización Soriana and member of the Board of Directors of HSBC México, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A. de C.V., Asociación Nacional de Tiendas de Autoservicio y Departamentales (ANTAD), Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Hombres de Negocios, Grupo de Empresarios de Nuevo León and Teléfonos de México, S.A.B. de C.V.

Secretary and Surveillance
On April 17, 2008, our shareholders at the General Ordinary Shareholders’ Meeting reelected our General Counsel Alejandro Sánchez Mújica as the Secretary of our Board of Directors. According to the Ley del Mercado de Valores, which we refer to as the “Mexican Law of the Securities Market” our Secretary is not a member of the Board of Directors.
The Board of Directors, through the Audit and Corporate Practices Committees as well as the external auditor, conducts surveillance of Vitro and of the subsidiaries controlled by Vitro, taking into consideration the financial, administrative and legal circumstances of each entity.
Senior Management
The following table sets forth certain information with respect to our senior managers (directores generales). There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was selected as a member of the senior management.

		Current
		Position	Year of
Name	Title	Held Since	Birth
Federico Sada González	President and Chief Executive Officer	1995	1949
Alejandro Sánchez Mújica	General Counsel	2005	1954
Claudio Del Valle Cabello	Chief Administrative Officer	2003	1960
Enrique Osorio López	Chief Financial Officer	2007	1951
Hugo Lara García	President of the Flat Glass business unit	2006	1965
David González Morales	President of the Glass Containers business unit	2007	1955
Roberto Rubio Barnes	President of Diverse Industries and Central Technology	2007	1955
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
On January 1, 1995, Mr. Sada was named our President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A.B. de C.V., the Instituto Tecnológico y de Estudios Superiores de Monterrey, Regio Empresas, S.A. de C.V. and The University of Texas, MD Anderson Cancer Center.
In addition to his responsibilities at Vitro, Mr. Sada is the Chairman of the Council of the National Museum of History and the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation. He is a member of the International Business Council of the World Economic Forum.
Alejandro Sánchez Mújica, General Counsel:
Mr. Sánchez earned a law degree from the Escuela Libre de Derecho in Mexico City, where he graduated in 1978. In addition, he earned a Master of Comparative Jurisprudence degree from The University of Texas at Austin, School of Law in 1979 and a Master of Arts (Economics and Administration) also from the University of Texas at Austin in 1980. In 1983, he worked at the Secretaría de Programación y Presupuesto, as advisor to the Undersecretary of Regional Development. In 1983, Mr. Sánchez also joined the Instituto para el Depósito de Valores (“INDEVAL”) as Legal Manager. In 1985 he joined DESC, Sociedad de Fomento Industrial (currently known as Grupo KUO, S.A.B. de C.V.), as Legal Manager of Industrias Negromex, S.A. de C.V. and later of Novum, S.A. de C.V., afterward becoming Executive Legal Director. In 1992, he became the Corporate Legal Director of Pulsar Internacional, S.A. de C.V. In 2003 he joined the law firm of Thompson & Knight, where he was made Senior Partner. In 2005, Mr. Sánchez joined us as our Executive Legal Vice-President and General Counsel.

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
Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo León, Mexico. Also, in 2001 Mr. Del Valle was appointed Vice President of the Tax Committee of the Mexican Stock Exchange. Mr. Del Valle was the President of the Issuers’ Committee of the Mexican Stock Exchange and as of today acts as Vice President Tax of the Issuers’ Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana and Gas Industrial.
Enrique Osorio López, Chief Financial Officer:
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
Hugo Lara García, President of the Flat Glass business unit:
Mr. Lara received a Bachelor in Chemical Engineering at La Salle University in Mexico City. Later, Mr. Lara received a Master in Business Administration, an International Business Diploma and a Master in International Business at the ITESM, Campus Estado de México. In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit’s Commercial Director and Vidrio y Cristal’s Vice President and in 2006 was appointed President of the Flat Glass business unit.
David González Morales, President of the Glass Containers business unit:
Mr. González received a Bachelor degree in Economics at the Universidad de Monterrey. Later, Mr. González received a Master degree in Science at the University of Missouri. In 1976 Mr. González joined Grupo Alfa, S.A.B. de C.V., as an Economics Analyst. Mr. González joined us in 1980 as Chief of Industrial Economics for our Glass Containers business unit and then held different managerial positions such as Price Manager, Administration Manager, North Zone Sales Manager, Strategic and Economics Planning Manager, and Business Development Manager. In 1994, he was appointed Vice President of Development Administration for our former Diverse Industries business and in 1999 was appointed as Vice President of Enbosa, S.A. de C.V. In 2002, he was appointed as International Vice President for our Glass Containers business unit. In 2003, Mr. González was appointed as Vice President of our Value Added Business and then in 2004 as President of Vitro Cristalglass, both of which are part of our Flat Glass business unit. In 2006, he was appointed Co-President of Glass Containers business unit and, in 2007, subsequent to Mr. Alfonso Gómez Palacios’s retirement, he was appointed President of the Glass Containers business unit.

Roberto Rubio Barnes
Mr. Rubio earned a Bachelor in Mechanical and Electrical Engineering from the Universidad de Anáhuac in Mexico City in 1977. In 1980, Mr. Rubio received a Master of Science in Industrial Engineering at North Carolina State University and, in 1990, a Master Degree in Management at the Massachusetts Institute of Technology.
Mr. Rubio began working in 1980 for Vitro Flex and, in 1981, became manager of manufacturing engineering. He held several executive positions from 1981 until 1989, when he was appointed General Manager of Vitro Flex. In 1995, Mr. Rubio was promoted to Vice President for Administration for the glass businesses of the Glassware business unit and in 1996 he was appointed President of the Glassware business unit. At that time, he was also given the responsibility of managing technology at Vitro. In 1999, Mr. Rubio was appointed President of the Glass Containers business unit. In July 2001, he was appointed President of the Flat Glass business unit and, in October 2002, he was appointed Director of Operations for the Glass Containers and Glassware business units. In May 2003, he was appointed President of the Glassware business unit and, in 2006 he was appointed President of Diverse Industries and Central Technology.
Family Relationship of Directors and Senior Management
Eight of our 22 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrián Sada Treviño is the father of Messrs. Adrián Sada González and Federico Sada González. Mr. Tomás González Sada is a cousin of Messrs. Adrián Sada González and Federico Sada González and a nephew of Mr. Adrián Sada Treviño. Mr. Andrés Yarte Cantú is Mr. Adrián Sada Treviño’s son-in-law and Messrs. Adrián Sada González’s and Federico Sada González’s brother-in-law, as well as a cousin by marriage of Mr. Tomás González Sada. Mr. Jaime Rico Garza is a nephew-in-law of Mr. Adrián Sada González and Federico Sada González. Mr. Julio Escamez is cousin-by-marriage of Mr. Adrián Sada Treviño. Mr. Gustavo Madero Muñoz is a cousin of Mr. Carlos Muñoz.
Use of Certain Assets and Services
Certain of our directors and senior managers use certain of our non-material and non-operating assets for personal purposes, and received personal services performed by certain of our personnel, a number of whom are exclusively dedicated to performing such services. The personal use of such properties and receipt of personal services was done in accordance with our Política de Uso de Activos Restringidos, our use of restricted assets policy, and our Política de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by our Board of Directors with the prior favorable opinions of the Audit Committee and of the Corporate Practices Committee. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Managements—Compensation” includes the cost of granting the use of assets and providing such services.
Compensation
For the year ended December 31, 2007, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 182 million ($16.7 million). This amount includes directors’ fees, salaries, the use of certain assets and services, as described above, and variable compensation.
During 2007, we accrued amounts relating to pension and retirement benefits for our senior managers. Our independent directors were not entitled to pension or retirement benefits from us during 2007. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Compensation—Pension Benefits.”

Directors’ Compensation
Pursuant to the Mexican General Law of Corporations, our shareholders, at our annual general ordinary shareholders’ meeting held on April 17, 2008, agreed to compensate our directors with three Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders’ meeting, the shareholders resolved that the members of each of our Board of Director’s committees, other than the Audit Committee’s members, shall receive three Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee’s members’ expanded responsibilities pursuant to recently enacted legislation, the members of such committee receive five Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 15,000. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management— Compensation” includes fees paid to our directors.
Variable Compensation
In 2005, we modified our variable compensation plan established in 2001 in order to standardize and integrate our foreign subsidiaries to this scheme. This plan aligns the objectives of our employees with our business strategy and its purpose is to: (i) recognize the extraordinary performance of our employees, (ii) align the interests and incentives of our employees with those of our shareholders, (iii) focus on key priorities and (iv) attract and retain talented employees. This plan is based on the improvement of (i) cash flow from operations, (ii) compliance with the capital expenditures budget and (iii) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 1.2 and 6.0 times their monthly base salary. For the year ended December 31, 2007, we paid Ps. 161 million ($15 million) to our employees under our variable compensation plan mentioned above.
In 2006, we created a long term incentive plan for certain key executives. This plan aligns the objectives of our key executives with our business strategy and its purpose is to: (i) achieve financial value for the medium and long term, (ii) achieve a sustainable yield, (iii) focus on Vitro’s results, (iv) complement our executive’s compensation and (v) attract and retain talented employees. This plan is based on the improvement of economic value added of the Company (an internal performance measure). Compensation related to this plan was paid for the first time in 2007 and amounted to Ps. 45 million ($4 million).
Employee Stock Option Plan
We maintain an Employee Stock Option Plan established in March 1998 (the “Plan”). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the BMV of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.
We have not granted any stock options for the last five years. Please refer to note 14 of our Consolidated Financial Statements.
The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information.

	For the year ended December 31,
													Total
	1998		1999		2000		2001		1998*		2002		outstanding
Options granted		2,813,300		2,893,000		4,851,900		3,204,800		940,950		3,941,950
Options cancelled or exercised at December 31, 2007		2,350,000		1,059,500		3,986,950		2,827,950		478,050		3,208,150
Options outstanding December 31, 2007		463,300		1,833,500		864,950		376,850		462,900		733,800	4,735,300

Initial Exercise Price	Ps.	31.31	Ps.	14.88	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53
Adjusted Exercise Price at December 31, 2007	Ps.	79.90	Ps.	45.78	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	In 2001, we repriced 940,950 options granted in 1998 to Ps. 13.00 per option.

Compensation cost charged against income for the Plan was Ps. 4 million, Ps. 1 million and Ps. 1 million, for 2005, 2006 and 2007, respectively. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Compensation” includes fees paid to our directors. does not include the cost of the grant of options under the Plan.
Pension Benefits
Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan’s actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. Our weighted-average discount rate was 5.75% for 2005, 5.50% for 2006, and 5.00% for 2007 as we consider that reflects market interest rate conditions. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the weighted-average of long-term returns on our pension plans were 7.0% for 2005, 2006, and 2007. With respect to the pension plans in the United States, as of December 31, 2007, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2007, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 1,548 million while the related estimated obligations were Ps. 2,653 million. Our aggregate pension expense in 2007 was approximately Ps. 358 million. Further information on our principal pension plans, including the assumptions used in calculating the referenced obligations, is provided in notes 11 and note 24 to our consolidated financial statements for the years ended December 31, 2006 and 2007.
The assets of our pension plans include 47,541,076 Vitro shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
Severance Benefits
All of our senior managers, executives who are members of the Board of Directors and siblings of Directors and senior managers working for Vitro, are entitled to a severance payment equal to up to three times of their annual compensation, net of tax, if they cease to be employed by us in connection with a change of control of Vitro, S.A.B. de C.V. This severance benefit is in addition to any severance payment due to such persons under Mexican law.
Two of our senior managers are employed by us pursuant to a three-year guaranteed employment contract, one ending in August 2008 and the other in April 2010.

BOARD PRACTICES
According to our by-laws, our shareholders determine the number of directors that will constitute our Board of Directors at a general ordinary shareholders meeting. Our Board of Directors may consist of up to a maximum of 21 members and each member of our Board of Directors is elected at a general ordinary shareholders’ meeting for a renewable term of one year. If at the end of the one-year term of office any of our directors is not reelected at a general ordinary shareholders’ meeting or if a director resigns and there is no designation of a substitute director or the substitute director has not taken office, then such director will continue to serve for a maximum term of up to 30 calendar days. Thereafter, the Board of Directors may appoint provisional directors who will be ratified or substituted at the next general ordinary shareholders’ meeting. At the general ordinary shareholders meeting held on April 17, 2008, our shareholders resolved that our Board of Directors would consist of 16 directors, 9 of whom are independent directors, which means that 56.2% of our directors are independent, notwithstanding that the Mexican Law of the Securities Market only requires that a minimum of 25% of directors must be independent. We have no alternate directors. We have not entered into a service contract with any of our directors to provide benefits to such director upon expiration of such director’s term of office.
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
Our Board of Directors is authorized to create as many committees as it deems appropriate for the discharge of its duties, in addition to the Corporate Practices Committee and the Audit Committee. To that effect, the Board of Directors has also constituted the Finance and Planning Committee, notwithstanding that this is not a Mexican or a US requirement for foreign issuers. On April 27, 2007 the Board of Directors enacted the charters for each of these Committees, all of which took effect on May 1, 2007.
The Corporate Practices Committee and the Audit Committee must be comprised in their entirety by independent directors proposed by the Chairman of the Board and elected by the Board of Directors, whereas the Finance and Planning Committee may be comprised of any directors that the Board of Directors freely determines. The committees meet as often as necessary, but at least 4 times a year and must provide a report of their activities and findings to our Board of Directors either upon the Board’s request or at any time the committee deems appropriate, in addition to the annual report of activities of each committee that must be submitted to the Board of Directors, which is subsequently presented to the general ordinary shareholders meeting that reviews the results at the end of every fiscal year.
Consistent with our corporate by-laws, the Mexican Law of the Securities Market and the board and governance practices mandated by the Sarbanes-Oxley Act of 2002, we have established an Audit Committee that is exclusively comprised of members of our Board of Directors who are deem to be independent (as such term is defined under the Mexican Law of the Securities Market, as well as the U.S. federal securities laws and the applicable rules and regulations thereunder and the corporate governance rules of the NYSE). The independent qualification is determined at our Shareholders Meeting and may be questioned within the next 30 days by the Comisión Nacional Bancaria y de Valores (“CNBV”). Our Audit Committee is responsible for among other matters, verifying that our management is in compliance with its obligations regarding internal controls and the preparation of financial statements. In addition, our Audit Committee is responsible for the appointment, compensation and oversight of our independent external auditors. Our Audit Committee meets regularly with our management and our independent external auditors.

The members of our Audit Committee are Messrs. Gustavo Madero, Jaime Serra Puche, Joaquín Vargas and Manuel Güemez de la Vega. Mr. Gustavo Madero is the President of our Audit Committee. Although none of the members of our audit committee qualifies as an “audit committee financial expert”, as such term is defined under Item 401(e) of Regulation S-K,, the Audit Committee and its members are in compliance with Mexico’s rules and practice for this type of committee, which includes, among other requirements knowledge of generally accepted accounting principles, the ability to evaluate the application of such principles, knowledge and experience in the preparation, audit, evaluation, and/or analysis of financial statements and knowledge of the internal controls involved in the preparation of financial reports. See “Item 16A. Audit Committee Financial Expert”. Additionally the Board of Directors has retained Mr. Alfonso Gonzalez Migoya to serve as a financial expert to the Audit Committee.
The charter of the Audit Committee provides that: (i) the members of the committee (except for its president) must be elected by our Board of Directors, as proposed by the Chairman of the Board of Directors, (ii) the committee must be comprised of at least three independent directors, (iii) the president of the committee must be appointed and can only be removed by shareholders’ resolution at a general shareholders meeting, (iv) any two members of the committee may call a meeting through written notice given to the other members of the committee at least five days before such meeting, (v) the committee must meet at least three times per year, (vi) the committee must provide an annual report on its activities to our Board of Directors and to the general ordinary shareholders meeting that reviews the results at the end of every fiscal year, (vii) the attendance of at least a majority of the committee’s members is required to constitute a quorum and resolutions shall be adopted by the vote of at least the majority of committee members present at the relevant meeting at which a quorum exists, (viii) resolutions may be adopted without a meeting, provided such resolutions are approved unanimously and confirmed in writing and (ix) the committee must perform such duties as required by law and by our Board of Directors. The charter also provides that the Audit Committee must verify that external audit duties are duly performed and must confirm our compliance with all laws and regulations regarding the reliability, sufficiency and transparency of Vitro’s financial statements.
Our Audit Committee has the authority to, among other things: (i) give opinions to the Board of Directors on the following matters, in addition to any other matters the Audit Committee is required to review pursuant to the Mexican Law of Securities Market or which the Board of Directors from time to time may request: a) unusual or sporadic transactions or transactions exceeding certain amounts specified by law, b) guidelines regarding the internal control and internal audit functions of Vitro and the companies controlled by Vitro, c) accounting policies of Vitro, to assure conformity with the accounting principles issued or recognized by the CNBV, through its general dispositions, d) Vitro’s financial statements and e) engagement of Vitro’s external auditor and additional or supplemental related services; (ii) evaluate the performance of the external auditor and analyze opinions (including opinion regarding the sufficiency on our internal control), or reports prepared and issued by the external auditor and supervise the outcome of the disagreements, if any, between Vitro’s administration and the external auditor; (iii) discuss Vitro’s financial statements with those responsible for preparing or reviewing the financial statements and advise the Board of Directors on its approval, as well as analyze the financial information that is annually rendered to the SEC in the Annual Report on Form 20-F; (iv) inform the Board of Directors of the status of Vitro’s internal control and internal audit system, and that of the companies controlled by Vitro, including the identification of irregularities, if any; (v) draft the opinion that the Board of Directors renders regarding the Chief Executive Officer’s Annual Report and submit it to the consideration of the Board of Directors for its subsequent presentation to the shareholders meeting, based upon, among other elements, in the opinion of the external auditor; (vi) support the Board of Directors in the preparation of the reports referred to in the Article 28, section IV, paragraphs d) and e) of the Mexican Law of the Securities Market; (vii) supervise the operations referred to in articles 28, section III, and 47 of the Mexican Law of the Securities Market; (viii) request the opinion of independent experts in the cases it deems convenient, or when required pursuant to the Mexican Law of the Securities Market; (ix) request from management and employees of Vitro and of the companies controlled by Vitro, reports regarding the preparation of financial statements or any other as it deems necessary for the fulfillment of its functions; (x) investigate any potential violation that comes to its knowledge on the operations, guidelines and operational policies, internal controls, internal audit and accounting records of Vitro or the companies controlled by Vitro; (xi) receive comments from shareholders, directors, management, employees and in general by any third party regarding the subject matters referred to in (x) above, as well as take the actions that it deems necessary regarding those comments; (xii) supervise that procedures are adequate to receive, process and resolve complaints regarding accounting, internal control or audit, including proceedings for confidential and anonymous complaints of employees; (xiii) report to the Board of Directors any relevant irregularity detected in the course of the fulfillment of its functions and, in its case, of the corrective measures or, proposed measures which must be applied; (xiv) call shareholders meetings and request agenda items to be analyzed by the same, as it deems necessary; (xv) supervise that the Chief Executive Officer executes the resolutions adopted by the shareholders and the Board of Directors at their respective meetings; (xvi) supervise the mechanisms and internal controls that allow the verification of the acts and operations of Vitro and of the companies controlled by Vitro to ensure compliance with applicable law, as well as apply methodologies that allow supervision of such compliance; (xvii) follow up on relevant risks that Vitro and the companies controlled by Vitro are exposed to, based upon information provided to it by the Corporate Practices Committee, the Finance and Planning Committee and any additional committees that may be created by the Board of Directors, the Chief Executive Officer and Vitro’s external auditor, as well as to the accounting systems, internal control and internal audit, registry, archive or information of the above; and (xviii) verify that each of the members of the Audit Committee complies at all times with the requirements for director independence.
Our Finance and Planning Committee is currently formed by seven members of the Board: Messrs. Adrián Sada González, Carlos Eduardo Represas de Almeida, Tomás González Sada, Federico Sada González, Jaime Serra Puche, Andrés A. Yarte Cantú and Carlos Bremer Gutiérrez. Mr. Adrián Sada González is the President of our Finance and Planning Committee. Not all of the members of this Committee are “independent directors”. The Finance and Planning Committee in accordance with its charter has to perform the following activities: i) Follow up on the compliance of Vitro’s budget; ii) follow up on Vitro’s Strategic Plan; (iii) analyze periodically the results of the investments made on projects previously approved by the Board of Directors, comparing their return against budgeted returns previously submitted to the Board of Directors; iv) support the Board of Directors in the supervision of compliance with investment and financing policies and in the review of financial projections; and (v) render an opinion to the Board of Directors on such matters as the Board of Directors and the Chief Executive Officer may request provided they do not relate to a matters that the Audit Committee or the Corporate Practices Committee must render an opinion, pursuant to the Mexican Law of the Securities Market or its regulations.
Pursuant to the Mexican Law of Securities Market, we have established a Corporate Practices Committee. In accordance with its charter, this committee has to perform the following activities: (i) render an opinion to the Board of Directors about the following matters, in addition to any other matters the Corporate Practices Committee is required to review pursuant to the Mexican Law of the Securities Market or which the Board of Directors from time to time may request: a) determine the policies and guidelines for the use of assets owned by Vitro and the companies controlled by Vitro, b) related party transactions with Vitro and the companies controlled by Vitro, except those which do not require the prior approval of the Board of Directors pursuant to policies and guidelines previously approved by the Board of Directors and those established pursuant to the Mexican Law of the Securities Market, c) the appointment, election and dismissal of the Chief Executive Officer and determination of his or her total compensation, as well as the remuneration of the Chairman of the Board of Directors, d) the establishment of policies for the appointment and total compensation of key management (other than the CEO and the Chairman), e) waiver for a Director, manager or an officer, to engage any business opportunity for their own benefit or that of third parties, which involves Vitro or any companies controlled by Vitro or in which Vitro has a substantial influence, when the amount of the business opportunity is greater than 5% (five percent) of the consolidated assets of Vitro, based upon the figures of the immediately preceding quarter, f) mandatory public offerings of securities for percentages below those determined in section III of article 98 of the Mexican Law of the Securities Market, g) the execution of agreements related to mandatory public offerings with negative and affirmative covenants that benefit the issuer of such offer or Vitro, pursuant to article 100 of the Mexican Law of Securities Market, h) failure to execute mandatory public offerings if Vitro’s economic viability is at risk pursuant to section III of article 102 of the Mexican Law of the Securities Market, and i) the determination of the tender price for Vitro’s shares, due to the cancellation of the registry of Vitro’s securities before the National Registry of Securities (Registro Nacional de Valores), (“RNV”), pursuant to article 108 of the Mexican Law of the Securities Market; additionally, in the event the Board of Directors adopts any resolutions regarding any of the foregoing matters that are not in accordance with the opinions rendered by the Corporate Practices Committee, this Committee, through its President, shall instruct the Chief Executive Officer to disclose such circumstances; (ii) support the Board of Directors in the preparation of the annual report, which pursuant to paragraph b), article 172 of the Mexican General Law of Corporations must disclose the main accounting and information policies, their rationale and the criteria used in the preparation of the financial information; (iii) support the Board of Directors in the preparation of the annual report that must be submitted at the general shareholder meeting relating to the operations and activities in which the Board of

Directors participated during the corresponding fiscal year; (iv) render an opinion on the annual report prepared by the Board of Directors about the performance of key management; (v) approve the general increases in the wages and salaries of the employees and personnel of Vitro and of the companies controlled by Vitro; (vi) supervise the size and configuration of the Board of Directors to ensure that decision making is effective and in compliance with applicable legal provisions mandating that at least 25% of its members are independent and that its number shall not be greater than 21 members; (vii) supervise the compliance of Vitro’s social responsibility policies and the disclosure of such compliance, including endowment policies; (viii) review and approve responses to the Questionnaire Regarding Compliance with Recommendations for Better Corporate Practices and informing the Board of Directors of its timely filing; (ix) supervise the application of Vitro’s Code of Ethics and propose any amendments it deems necessary; (x) periodically review Vitro’s corporate policies and the charters of the Committees to ensure that all of them are consistent and, if necessary, resolve any matter or conflict or inconsistency between any of them; (xi) support the Board of Directors in the development of policies regarding the distribution and communication of information to shareholders and the public markets, as well as the directors and managers of Vitro, that comply with the Mexican Law of the Securities Market; and (xii) coordinate and supervise, together with the support of the Chief Executive Officer, the training of newly-appointed directors to ensure they are provided with all information regarding the background and operations of Vitro, as well as an understanding of the legal and regulatory framework to which the Directors are subject, with a particular emphasis on his or her fiduciary duties of loyalty, diligence and confidentiality.
The Corporate Practices Committee is currently comprised of four independent directors, Mr. Manuel Güemez de la Vega, who was appointed as President of the Committee in a resolution adopted by our shareholders at the general ordinary shareholders meeting held on April 17, 2008, and Messrs. Ricardo Martín Bringas, Carlos Muñoz Olea and Alejandro Garza Lagüera. Pursuant to the Mexican Law of the Securities Market and our corporate by-laws, this committee must be comprised of at least three independent directors appointed by the Board of Directors, except for its president who can only be appointed and removed by a shareholders’ resolution.

SHARE OWNERSHIP
The following table sets forth information regarding the beneficial ownership of our shares by each of our directors and senior managers as of April 17, 2008, the date of our most recent general ordinary shareholders’ meeting. The voting power exercisable by our directors and senior managers may be greater than the percentage of our shares held by them. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

			Percentage of			Exercise	Adjusted
	Number of		Shares	Granted	Outstanding	Price on	Exercise	Expiration
Name	Shares Owned		Outstanding(4)	Options(5)	Options(5)(6)	Grant Date	Price	Date
Adrián Sada Treviño	17,664,652	(1)	4.93%	90,400	90,400	13.00	N/A	March 2011

Adrián Sada González	25,134,357	(2)(7)	7.01%	90,400	90,400	13.00	N/A	March 2011
				225,000	225,000	14.88	45.78	March 2009
				430,000	430,000	11.00	N/A	June 2010
				550,000	137,500	8.27	N/A	March 2011
				550,000	275,000	7.53	N/A	March 2012

Federico Sada González	24,801,235	(3)	6.92%	90,400	90,400	13.00	N/A	March 2011
				225,000	225,000	14.88	45.78	March 2009
				430,000	107,500	11.00	N/A	June 2010
				550,000	137,500	8.27	N/A	March 2011
				550,000	275,000	7.53	N/A	March 2012

Tomás González Sada	*		*	—	—	—	—	—

Andrés Yarte Cantú	*		*	—	—	—	—	—

Gustavo Madero Muñoz	*		*	—	—	—	—	—

Carlos Represas de Almeida	*		*	—	—	—	—	—

Jaime Serra Puche	*		*	—	—	—	—	—

Carlos Muñoz Olea	3,789,800		1.06%	—	—	—	—	—

Joaquín Vargas Guajardo	*		*	—	—	—	—	—

Alejandro Garza Lagüera	*		*	—	—	—	—	—

Manuel Güemez de la Vega

Julio Escámez Ferreiro

Carlos Bremer Gutierrez	*		*	—	—	—	—	—

Ricardo Martin Bringas	*		*	—	—	—	—	—

Jaime Rico Garza	*		*	26,000	26,000	14.88	45.78	March 2009

Claudio Del Valle Cabello	*	(7)	*	15,100	15,100	13.00	N/A	March 2011
				28,000	28,000	14.88	45.78	March 2009
				60,000	15,000	11.00	N/A	June 2010
				59,000	14,750	8.27	N/A	March 2011
				60,500	30,250	7.53	N/A	March 2012

Enrique Osorio López	*		*	—	—	—	—	—

Alejandro Sánchez Mújica	*		*	—	—	—	—	—

Hugo Lara García	*		*	—	—	—	—	—

David González Morales	*		*	26,000	26,000	14.88	45.78	March 2009

Roberto Rubio Barnes	*		*	100,000	100,000	14.88	45.78	March 2009

*	Beneficially owns less than one percent of our shares.

(1)	Reported as a group with his wife, Mrs. María Nelly González de Sada.

(2)	Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son, Adrián Sada Cueva.

(3)	Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons, Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

(4)
For purposes of calculating percentage of shares outstanding, we use the number of our shares outstanding that was 358,389,574 shares, which is the number equal to our 386,357,143 issued shares minus the shares held as treasury stock.

(5)	The options listed below are options to purchase our shares.

(6)	All the options are exercisable.

(7)
In addition to the shares set forth below, Mssers Adrián Sada González and Claudio del Valle Cabello may be deemed to be beneficial owners of the 17,464,614 shares held by our Stock Option Trust, as they are members of the Technical Committee of the Stock Option Trust and share the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.

See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management —Compensation—Employee Stock Option Plan” for a discussion of the only arrangement providing our employees with equity-based compensation.

EMPLOYEES
As of December 31, 2007, we employed 24,442 people, more than 70% of whom were located in Mexico.
The following table sets forth, for the periods indicated, the period end and average number of employees of each of our two operating business units and our corporate offices.

	2005		2006		2007
Business Unit	Period End	Average	Period End	Average	Period End	Average
Glass Containers	10,296	10,683	12,426	11,918	13,967	13,717
Flat Glass	9,664	9,712	8,998	9,288	9,488	8,965
Other(1)	94	210	0	69	0	0
Corporate Offices	823	798	870	819	987	815

Total	20,877	21,403	22,294	22,094	24,442	23,497

(1)	Other is comprised by Bosco which we sold on April 1, 2005 and our metal flatware business, which we sold in October 2006, and which were previously included in our Glassware reportable segment.
The following table sets forth, for the periods indicated, our employees by geographic location.

	2005		2006		2007
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	15,322	15,902	15,979	16,101	18,070	17,063
United States	2,675	2,684	2,729	2,716	2,632	2,676
Rest of the world	2,880	2,817	3,586	3,277	3,740	3,758

Total	20,877	21,403	22,294	22,094	24,442	23,497

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

Item 7. Major Shareholders and Related Party Transactions
Unless the context otherwise requires, in the section entitled “Major Shareholders” of this Item 7 the words “we,”, “us,” “our,” and “ours” refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries.
MAJOR SHAREHOLDERS
As of April 17, 2008, the date of our most recent general ordinary shareholders’ meeting, 386,857,143 of our shares were issued of which 358,389,574 of our shares were issued and outstanding. See “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Capital Structure.” As of such date, 28,467,569 of our shares were held as treasury stock, 17,464,614 of our shares were held by the Stock Option Trust, and 47,541,076 of our shares were held by the Pension Plan Trust. Under Mexican corporate law, shares held as treasury stock are not considered outstanding. Under Mexican corporate law, the our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our shares are entitled to vote. However, for accounting purposes, the shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding. Under Mexican corporate law, the shares held by the Pension Plan Trust are considered issued and outstanding for all purposes. Accordingly, all information relating to Major Shareholders and the voting rights relating to our common stock, includes all shares held by the Stock Option Trust and the Pension Plan Trust.
We have one class of American Depositary Shares “ADSs”, registered under the Securities Act. Our ADSs are evidenced by American Depositary Receipts “ADRs”, and each of our ADSs represents three Ordinary Participation Certificates “CPOs”. Each CPO represents one of our shares. Our ADSs and CPOs have no voting rights with respect to the underlying shares, but have all the economic rights relating to those shares. The trustee that holds our shares represented by CPOs is required to vote those shares in the same manner as the majority of our shares not so held that are voted in the relevant shareholders’ meeting. This has the effect of increasing the voting power of holders of our shares (other than the trustee) in excess of the percentage of our shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our shares outstanding held by them. As of April 17, 2008, 59.9 million of our shares were represented by CPOs.
The following table sets forth our major shareholders and their shareholdings as of April 17, 2008.

Name	Shares Outstanding(1)	% of Shares Outstanding(1)(2)
Pension Plan Trust	47,541,076	13.27
Stock Option Trust	17,464,614	4.87
Mr. Adrián Sada Treviño(3) (4)	17,664,652	4.93
Mr. Adrián Sada González(5)	25,134,357	7.01
Mr. Federico Sada González(6)	24,801,235	6.92
Ms. Alejandra Sada González	21,646,821	6.04

(1)
All of the shares that may be issued upon exercise of our outstanding options are held by our Stock Option Trust, and all of our outstanding options are currently exercisable. Therefore, shares outstanding and the calculation of percentage of shares outstanding include all our outstanding options.

(2)	Calculation of percentage of shares outstanding based upon 386,357,143 shares issued shares minus 28,467,569 held as treasury stock.

(3)
Reported as a group with his wife, Mrs. María Nelly González de Sada. Mr. Adrián Sada Treviño and Mrs. Maria Nelly Gonzalez de Sada disclaim beneficial ownership with respect to the shares held by their children and their children’s families.

(4)
Mrs. María Nelly Sada de Yarte, her children and her children’s spouses collectively hold 12,770,807 of our shares, representing 3.56% of our issued and outstanding shares, which are not included in the table above. Mrs. María Nelly Sada de Yarte is a daughter of Mr. Adrián Sada Treviño and Mrs. María Nelly González de Sada.

(5)
Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Adrián Sada Cueva. In addition to the shares set forth below, Mr. Adrián Sada González may be deemed to be a beneficial owner of the 17,464,614 shares held by our Stock Option Trust, as a member of the Technical Committee of the Stock Option Trust who shares the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.

(6)	Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

We were informed a few days prior to our April 17th, 2008 Annual General Ordinary Shareholders Meeting (the “Shareholders Meeting”) that a group of persons, including, Mr. Alfredo Harp Helu (“Mr. Harp”), Chairman of the Board of Grupo Financiero Banamex, S.A. and Mr. Roberto Hernandez Ramirez (“Mr. Hernandez”), Chairman of the Board of Banco Nacional de México, S.A., Institución de Banca Múltiple (“Banamex”), a subsidiary of Grupo Financiero Banamex, S.A. (the “Harp Group”) had acquired 27% of our outstanding common shares and claimed that they were entitled to appoint two members of the Board of Directors at the Shareholders Meeting.
Prior to the Shareholders Meeting, and in accordance with the Mexican Law of the Securities Market, brokerage houses, including Acciones y Valores Banamex, S.A. de C.V. Casa de Bolsa, the brokerage house subsidiary of Grupo Financiero Banamex, S.A. (“Accival”) and GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa (“GBM”), provided us with their respective lists of shareholders owning Vitro common shares held at the brokerage houses. We were also informed prior to the Shareholders Meeting that the lists provided by Accival and GBM contained the shares owned by entities purportedly controlled by the Harp Group. Based upon the Accival list of Vitro shareholders, Banamex was the sole owner of an aggregate of 14.9% of our outstanding common shares and was seeking to vote all of these shares at the Shareholders Meeting.
In accordance with article 48 of the Mexican Law of the Securities Market, our by-laws prohibit the acquisition by any person, or group acting in concert, either directly or through CPOs or ADRs, of more than 9.9% of our outstanding common shares, without the prior written approval of our Board of Directors. Our by-laws further provide that any transfer of common shares, CPOs or ADRs or the entering into agreements, or the taking of other acts, whether oral or written, which create mechanisms or arrangements under which the number of votes covered by such agreements or actions is more than 9.9% of our outstanding common shares, also requires the prior written approval of our Board of Directors. The approval of our Board of Directors of such ownership, the entering into of such agreements or the taking of such actions is based upon consideration by the Board of Directors of various factors set forth in our by-laws, including the best interest of the Company’s business and the potential increase of investment value for our shareholders, as provided by the Mexican Law of the Securities Market.
In the event of any such purchase of our common shares, CPOs or ADRs or the entering into of such agreements or taking of any such actions covering our common shares without complying with the provisions of our by-laws, the common shares are not entitled to any voting right or authority in the Shareholders Meetings of the Company, or any right or authority to exercise any other corporate rights.  Further, in such event, the Company will not register, acknowledge or provide any value to the share deposit certificates issued by any financial institution or securities deposit certificates in Mexico, to evidence the right of attendance at any shareholders meeting.

Pursuant to our by-laws, our common shares may only be owned by Mexican citizens or by Mexican companies or entities that do not allow any direct or indirect foreign participation. Persons that are not Mexican citizens or Mexican companies or entities that allow any direct or indirect foreign participation, may not directly or indirectly own our common shares, and non Mexican investors may acquire an economic interest in our common shares by the ownership of our CPOs or ADRs. In accordance with our by-laws, the acquisition of our common shares by any person that is not a Mexican citizen or by Mexican companies or entities that allow any direct or indirect foreign participation would be null and void, and we would have the right to cancel such common shares.
Therefore, in accordance with our by-laws, and based upon the Accival list of our shareholders, the common shares owned by Banamex, an indirect subsidiary of a U.S. public company, may be deemed to be null and void and  not entitled to any corporate right.  In addition, in the event that any other common shares held either directly or indirectly by the Harp Group are owned by any person or a group acting in concert, that owns more than 9.9% of our common shares, or are held under agreements or mechanisms covering more than 9.9% of our common shares, such common shares may also not be entitled to any voting rights or other authority or right to exercise any other corporate rights, unless such ownership is approved by our Board of Directors.
The Company, on June 23, 2008, initiated litigation against Banamex in Mexican courts seeking to enforce the provisions of its by-laws. The Company believes, based upon the advice of Rivera Gaxiola y Asociados, S.C., that although Mexican courts have not previously considered a similar matter, the courts would determine that our by-law provisions are valid and, once the relevant facts involved confirm that Banamex is the owner of 14.9% of our common shares, the courts should declare the acquisition by Banamex of such common shares null and void. As part of this litigation, the Mexican courts have granted a petition by Vitro to temporarily suspend the trading and exercise of any corporate rights by Banamex of such common shares, pending definitive resolution of the lawsuit filed by Vitro.

RELATED PARTY TRANSACTIONS
Certain Arrangements with Respect to Real Estate
The Company uses real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. The Company pays an annual fee for the right to use these properties for a specified number of days per year. Additionally, it has agreed to pay maintenance and operating costs. In 2005, 2006 and 2007, the aggregate amounts paid as annual fees were approximately Ps. 10 million ($0.9 million).
Goods Sold to or Purchased from Certain Companies
The Company sells flat glass products and glass containers to certain companies whose shareholders are directors and senior managers of the Company. In 2005, 2006 and 2007, the aggregate amount of these sales was Ps. 59 million, Ps. 58 million and Ps. 69 million, respectively.
The Company’s subsidiary Comegua sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, subsidiaries of its partners in such company. In 2005, 2006 and 2007, the aggregate amount of these sales was $13 million, $11 million and $9 million, respectively.
Sale of Real Estate
In 2007, a member of the Company’s Board of Directors purchased an unused parcel of real estate from one of its subsidiaries. The price of the real estate was $5.4 million. The Company received several offers for the property and such member of the Board made the highest offer. The transaction was approved by the Company’s Audit Committee in accordance with its charter at the time.

Item 8. Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages F-1 to F-175 for a copy of our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007.
Export Sales
The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries. Financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2007.

			% of			% of	Corporate		% of			% of
	Glass		Consolidated	Flat		Consolidated	and other(1)		Consolidated			Consolidated
	Containers		Net Sales	Glass		Net Sales	eliminations		Net Sales	Consolidated		Net Sales
	(Ps. millions)			(Ps. millions)			(Ps. millions)			(Ps. millions)
2007
Domestic sales	Ps.	8,371	57%	Ps.	3,974	29%	Ps.	361	100%	Ps.	12,706	44%
Export sales		4,028	28%		1,946	14%					5,974	21%
Foreign subsidiaries		2,240	15%		7,671	57%					9,911	35%

Total net sales	Ps.	14,639	100%	Ps.	13,591	100%	Ps.	361	100%	Ps.	28,591	100%

2006
Domestic sales	Ps.	8,145	58%	Ps.	3,296	25%	Ps.	433	100%	Ps.	11,875	42%
Export sales		3,921	28%		2,463	18%					6,384	23%
Foreign subsidiaries		1,915	14%		7,702	57%					9,617	35%

Total net sales	Ps.	13,982	100%	Ps.	13,461	100%	Ps.	433	100%	Ps.	27,876	100%

2005
Domestic sales	Ps.	7,546	61%	Ps.	2,855	21%	Ps.	517	100%	Ps.	10,918	41%
Export sales		3,413	28%		3,574	26%					6,987	26%
Foreign subsidiaries		1,390	11%		7,272	53%					8,662	33%

Total net sales	Ps.	12,349	100%	Ps.	13,701	100%	Ps.	517	100%	Ps.	26,567	100%

(1)	Other is comprised by Bosco which we sold on April 1, 2005 and our metal flatware business, which we sold in October 2006, and which we previously included in our Glassware reportable segment.
Legal Proceedings
As part of the disposal in August 1996 of Anchor, in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the PBGC a limited guaranty of Anchor’s unfunded pension liability. For more information regarding the terms of the guaranty, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—PBGC Matter.”
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

The Company is also involved in a legal proceeding initiated by Urbanizaciones Gamma, S.A. de C.V. (“Gamma”) in May 2005 alleging failure on the part of Vitrocrisa, our former joint venture with Libbey, to vacate warehouse space, which was leased to Vitrocrisa by Gamma pursuant to a lease agreement, upon the expiration of the lease term. Pursuant to the terms of the lease agreement, Vitrocrisa vacated the premises upon the expiration of the lease term. Gamma’s claim is in the amount of Ps. 1.8 million per month, starting from December 2003, plus standard penalties and interest as specified in the lease agreement. Pursuant to the sale agreement between the Company and Libbey executed in connection with the sale of Vitrocrisa, the Company agreed to assume responsibility for 81.625% of any damages arising from this legal proceeding, with Libbey assuming responsibility for the remainder of any such damages. We do not believe that the outcome of this litigation, even if not determined in our favor, will have a material adverse effect on our financial position and results of operations.
On December 11, 2006 the shareholders of Vitro Plan concluded the extraordinary meeting upon a second call to approve the merger of Vitro Plan into Viméxico. Viméxico, a subsidiary of Vitro, held a $135 million loan receivable from Vitro Plan. At the meeting, resolutions were adopted approving (a) the merger of Vitro Plan into Viméxico based on financial information as of October 31, 2006, with Viméxico as the surviving entity, and (b) the cancellation upon delivery of existing Vitro Plan stock certificates in exchange for Viméxico stock certificates, using a ratio of 7.19319816 shares of Viméxico common stock per share of Vitro Plan common stock.
Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro. As a result of the merger, Viméxico is a direct 91.8%-owned subsidiary of Vitro. Prior to the merger, Pilkington owned a 35% equity interest in Vitro Plan and, as a result of the merger, owns an 8.2% equity interest in Viméxico. Pilkington voted against the adoption of the shareholder resolutions approving the merger. Under the merger, the outstanding $135 million intercompany indebtedness owed by Vitro Plan was cancelled, reducing the debt of Viméxico, as a surviving party to the merger (excluding any guarantees of the 2012 Senior Notes, the 2017 Senior Notes and the 2013 Senior Notes) to a level that could more readily be supported by its cash flow from operations.
On January 16, 2007, Pilkington commenced litigation, challenging and opposing, among other claims, the resolutions adopted at the December 11, 2006 extraordinary meeting approving the merger. On February 28, 2008, the court denied all of Pilkington’s claims and declared the merger valid. Pilkington has filed an appeal of this decision. Which on June 26, 2008 was resolved by the Appeals Court confirming the denial of all claims by Pilkington and ratifying in all respects the decision issued by the lower court, including, as a consequence, the validity of the merger and the obligation to pay litigation costs and attorney’s fees. However, Pilkington still has one last opportunity to challenge such rulings through an “Amparo” procedure (which is a constitutional challenge held before federal court).
Additionally, on December 6, 2007, Pilkington commenced another litigation, alleging, among other claims, that the December 11, 2006 extraordinary meeting was invalid and, therefore, the resolutions adopted at such meeting and the merger agreement are invalid. This litigation is at an early stage and we do not expect any decision by the courts during 2008.
On June 23, 2008, we initiated litigation against Banamex requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares owned by Banamex in accordance with our by laws which only allow ownership of our common shares by any person that is a Mexican citizen or to any Mexican companies or entities that do not allow any direct or indirect foreign participation.
The Company believes, based upon the advice of Rivera Gaxiola y Asociados, S.C., that although Mexican courts have not previously considered a similar matter, the courts would determine that our by-laws provisions are valid, once the relevant facts involved confirm that Banamex is the owner of 14.9% of our common shares, the courts should declare the acquisition by Banamex of such common shares null and void. As part of this litigation, the Mexican courts have granted a petition by Vitro to temporarily suspend the trading and exercise of any corporate rights by Banamex of such common shares, pending definitive resolution of the lawsuit filed by Vitro. See “Section 7. Major Shareholders”.
Dividend Policy
Holders of the majority of our issued and outstanding Shares, acting at a general ordinary shareholders’ meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of Vitro’s Board of Directors. The Board of Directors, taking into account our financial position generally determines and proposes to the general ordinary shareholders meeting the timing for the payment of the dividends See “Item 3. Key Information—Selected Consolidated Financial Information—Dividends per Share” for the dividends we have paid since 2003.
Significant Changes
Since the date of our annual financial statements no significant change in our financial information has occurred.

Item 9.  The Offer and Listing
Unless the context otherwise requires, in this Item 9 the words “we,” “us,” “our” and “ours” refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.
LISTING DETAILS
We are registered as a public company in Mexico. Our shares are listed on the Mexican Stock Exchange, where they trade under the symbol “VITROA.” Our ADSs are listed on the NYSE and trade under the symbol “VTO.” On November 29, 2006 Vitro changed its name as approved a general extraordinary stockholders’ meeting from Vitro, S.A. de C.V. to Vitro, S.A.B. de C.V. due to a requirement of the Ley del Mercado de Valores, which we refer to as Mexican Law of the Securities Market, issued on June 28, 2006. This new law requires every company that is listed on the BMV, to include “Bursátil” (publicly traded) in their legal name or use the letter “B” after S.A.
The following table sets forth, for each year in the five year period ended December 31, 2007, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for our shares.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Year	High		Low		High	Low

2003	Ps.	11.63	Ps.	7.03	$3.10	$2.00
2004		14.66		9.75	4.02	2.47
2005		14.58		7.33	4.08	2.07
2006		20.30		8.35	5.55	2.19
2007		30.99		19.06	8.53	5.16

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.
The following table sets forth, for each quarter in the three year period ended December 31, 2007, and for the first quarter of 2008, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Year	High		Low		High	Low
2005
First Quarter	Ps.	12.93	Ps.	9.01	$3.45	$2.40
Second Quarter		9.90		7.33	2.63	2.07
Third Quarter		14.07		7.90	3.88	2.23
Fourth Quarter		14.58		9.83	4.08	2.71
2006
First Quarter	Ps.	14.55	Ps.	9.90	$4.06	$2.71
Second Quarter		11.32		8.35	3.10	2.19
Third Quarter		13.62		9.33	3.70	2.51
Fourth Quarter		20.30		12.38	5.55	3.32
2007
First Quarter	Ps.	24.68	Ps.	19.06	$6.72	$5.16
Second Quarter		29.58		24.47	8.30	6.63
Third Quarter		30.99		24.84	8.53	6.63
Fourth Quarter		28.61		19.10	7.88	5.25
2008
First Quarter	Ps.	24.00	Ps.	16.90	$6.58	$4.70

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.

The following table sets forth, for each month in the six-month period ended May 31, 2008 and for the first 23 days of June, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Month	High		Low		High	Low
December 2007	Ps.	24.10	Ps.	19.80	$6.65	$5.46

January 2008	Ps.	24.00	Ps.	16.90	$6.58	$4.70

February		19.40		18.31	5.37	5.10

March		19.16		17.46	5.41	4.70

April		20.01		18.67	5.78	5.29

May		18.94		17.82	5.45	5.12

June (through June 23, 2008)		19.73		17.59	5.73	5.10

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.

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
Trading on the New York Stock Exchange
Since November 19, 1991, our ADSs have been listed on the NYSE. Since May 6, 1992, each of our ADSs represents three CPOs issued by a Mexican trust, which we refer to as the “CPO Trust.” Nacional Financiera is the trustee for the CPO Trust and we refer to it as the “CPO Trustee.” Each CPO represents economic interests, but does not grant voting rights, in one of our shares held in the CPO Trust. The ADSs are evidenced by ADRs. ADRs evidencing ADSs are issued by Bank of New York, as depositary, which we refer to as the “Depositary”, pursuant to the Deposit Agreement dated as of June 24, 2005 among Vitro, S.A.B de C.V., the CPO Trustee, the Depositary and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.
As of April 17, 2008, approximately 12% of our outstanding shares were publicly held through CPOs and approximately 6% of our outstanding shares were publicly held through ADSs. Holders of ADSs and CPOs have no voting rights with respect to the underlying shares, but have all economic rights relating to those shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as CPO Trustee, is required to vote our shares held by the CPO Trust in the same manner as the majority of our shares that are not so held that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADSs are not able to exercise voting or other rights granted to minorities. However, if a Mexican national acquires CPOs, it may request from the CPO Trustee the cancellation of such CPOs and delivery of the underlying shares.

Item 10.  Additional Information.
Unless the context otherwise requires, in this Item 10 the words “we,” “us,” “our” and “ours” refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.
MEXICAN CORPORATE LAW AND BY-LAWS
Set forth below is a brief summary of certain provisions of our by-laws and applicable Mexican law. This summary does not purport to be complete and is qualified by reference to our by-laws and applicable Mexican law.
General Information and Corporate Purpose
We were incorporated on August 27, 1936 as Fomento de Industria y Comercio, S.A., a corporation (sociedad anónima) formed under the laws of Mexico as the holding company for our then operating companies, among them Vidriera Monterrey, S.A., which was incorporated on December 6, 1909. The incorporation deed was registered on October 3, 1936 in the Registro Público de la Propiedad y del Comercio de Monterrey, which we refer to as the “Public Registry of Commerce of Monterrey,” as entry number 139, volume 82, book 3. On May 9, 1980, we changed our corporate name to Vitro, S.A. and the deed pursuant to which our name was changed was registered in the Public Registry of Commerce of Monterrey on June 9, 1980 as entry number 1,224, volume 117, book 4. We adopted the variable capital corporate form on March 30, 1998 and the deed pursuant to which we adopted such corporate form was registered in the Public Registry of Commerce of Monterrey on April 1, 1998 as entry number 2,091, volume 207-42, book 4. On December 7, 2006 we changed our corporate name to Vitro, S.A.B. de C.V., and the deed number 17,738, pursuant to which our name was changed was registered in the Public Registry of Commerce of Monterrey on December 15, 2006, with the electronic entry number 1062*9.
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

Under article 52 of the Mexican Law of the Securities Market, any of our shareholders that has a conflict of interest with us with respect to a transaction must abstain from voting on such transaction. Any of our shareholders that does not comply with the requirement described in the immediately foregoing sentence will be liable to us for any damages suffered by us arising out of such transaction, but only if the transaction would not have been approved without such shareholder’s favorable vote.
Related Party Transactions and Certain Other Transactions
Pursuant to article 28 of the Mexican Law of the Securities Market and article 29 of our by-laws, our Board of Directors must approve, with the prior opinion of the Corporate Practices Committee the transactions between Vitro or its subsidiaries and our related parties.
Pursuant to article 29 section 14 (c) of our by-laws, our Board of Directors must approve, with the prior opinion of the corresponding Corporate Practices Committee the unusual or sporadic transactions or the transactions involving (i) the acquisition or disposition of 5% or more of our consolidated assets, (ii) guarantees or loans in an amount exceeding 5% of our consolidated assets. Investments in debt securities will be excluded if they comply with the corresponding Board of Directors’ policies. Pursuant to article 29 section 14 (b) of our by-laws, no Board of Directors’ approval is needed in the following transactions, so long the policies and guidelines approved by the Board of Directors are followed: (i) transactions where the amount involved is not material to the Company or our subsidiaries, (ii) transactions among the Company and its subsidiaries made in the ordinary course of business, at fair market value or appraised by external independent appraisals and (iii) transactions with employees, so long as they are made on an arms length basis or as part of their labor fringe benefits.
In addition, our by-laws require that our key executive directors (“Key Executive Directors”) obtain the authorization from our Board of Directors with the prior approval of our Audit Committee to enter into any transaction with Vitro or its subsidiaries outside the ordinary course of business.
Our Business Conduct and Professional Responsibility Code requires our employees to disclose any circumstance which is or appears to be a conflict of interest between our employees and us.
Directors’ Compensation
Article 13 and 22 of our by-laws and article 181 of the Mexican General Law of Corporations require that a majority of our shares present at the annual general ordinary shareholders’ meeting determine our directors’ compensation for the immediately subsequent year.
Capital Structure
As a sociedad anónima bursátil de capital variable, a portion of our capital must be fixed capital and we may have variable capital.
Our fixed capital amounts to Ps. 324 million, represented by 324,000,000 of our class I Series A shares and our variable capital amounts to Ps. 63 million, represented by 62,857,143 of our class II Series A shares.
Pursuant to our by-laws and Mexican law, our shares may be held only by Mexican investors. No share can be owned directly or indirectly by non-Mexican investors. However, non-Mexican investors may acquire an economic interest in our shares by holding CPOs. Any acquisition of our shares by non-Mexican investors in violation of our by-laws or Mexican law would be null and void and could even be cancelled. See “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Description of CPOs.”

Share Registration and Transfer
Our shares are evidenced by share certificates in registered form. Our shareholders may hold their shares in the form of physical certificates or indirectly through institutions that have an account with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., which we refer to as “Indeval.” Brokers, banks or other entities approved by the CNBV, which we collectively refer to as “Indeval Depositors,” may maintain accounts at Indeval. We maintain a registry of our shareholders who have either received physical certificates evidencing our shares or are holding our shares through an Indeval Depositors. Only persons listed in such registry and persons holding statements issued by Indeval or an Indeval Depositor evidencing ownership of our shares will be recognized as our shareholders, as long as they are not holding shares in violation of our by-laws.
Limitation on Acquiring Shares
In accordance with article 48 of the Mexican Law of The Securities Market, our bylaws prohibit the acquisition by any person, or group acting in concert either directly or through CPOs or ADRs, of more than 9.9% of our outstanding shares without the prior written approval of our Board of Directors.
The above applies to, among other things: a) the purchase or acquisition by any mean of Series “A” shares representing the capital stock of the Company or any other Series issued or to be issued by the Company, including CPOs whose underlying value is provided by shares issued by the Company; share deposit certificates or any other document that evidences rights over share of the Company; b) the purchase or acquisition of any right of the holders of Series “A” shares or any other Series to be issued by the Company in the future; c) any agreement or legal act which intends to limit or results in the transfer of any other right of the stockholders of the Company, including financial derivatives, as well as any other act that involves the loss or limitation of the voting rights granted by the shares representing the capital stock of the Company; and d) a purchase or acquisition intended by one or more interested parties acting as a group or who are related to one another, de facto or de jure, to take decisions as a group, partnership or consortium.
The prior written approval by our Board of Directors referred to above, is required notwithstanding whether the purchase or acquisition of any share, securities and/or rights is executed in or out of the Mexican Stock Exchange, directly or indirectly through public offer, private offer or through any other way, in one or several transactions of any nature, simultaneously or successive, in Mexico or abroad.
Also, the prior written approval by the Board of Directors is required for entering into agreements, or taking other acts, whether oral or written, which create mechanisms or arrangements under which the number of votes covered by such agreements or actions is more than 9.9% of our outstanding shares. The approval of our Board of Directors of such ownership, the entering into of such agreements or the taking of such actions is based upon considerations set forth in our bylaws, as provided by the Mexican Law of the Securities Market.
The agreements by minority shareholders to appoint a director are not subject to the above. Such agreements shall be subject to the Mexican Law of the Securities Market and shall not be enforceable against the Company in prejudice of the other shareholders or the economic or business interest of the Company.
In the event of any purchase of shares of our common stock CPOs or ADRs or the entering into of such agreements or taking of such actions covering shares of our common stock without complying with the provisions of our bylaws, the common shares shall not be entitled to any voting right or authority in the Shareholders Meetings of the Company, nor any authority to exercise any other corporate right. Further, in such event, the Company will not register, acknowledge or provide any value to the share deposit certificates issued by any financial institution or securities deposit certificates in the country, to evidence the right of attendance at a Shareholders’ Meeting.
All of the provisions mentioned above shall not apply to: a) hereditary transfer of shares; and b) increases in the percentages of stock equity due to any reductions or increases of the capital stock approved by the Shareholders Meeting, except for any merger with entities affiliated with a corporate group different than the one headed by the Company.

Voting Rights; Preferences and Restrictions
Although at least 50% of our outstanding shares acting at a general extraordinary shareholders’ meeting must approve the issuance of new series or classes of our common stock, whose terms may contain certain preferences or impose certain restrictions, no such series of our common stock has been issued. Each of our shares entitles the holder thereof to one vote at each of our general shareholders’ meetings. However, the holders of CPOs or ADSs are not entitled to the voting rights appurtenant to our shares underlying their CPOs or ADSs. For a detailed description of this limitation, see “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Description of CPOs.”
So long as our shares are registered at the Securities Section of the RNV we may not issue shares of common stock that do not grant a right to vote or limit other corporate rights without the approval of (i) the CNBV and (ii) at least 50% of our outstanding shares acting at a general extraordinary shareholders’ meeting. Pursuant to article 7 of our by-laws, there may not exist outstanding shares of our common stock whose terms are different than the terms of our shares in excess of 25% of outstanding capital stock provided however, that the CNBV may authorize the increase of the foregoing limit by an additional 25% of our outstanding capital stock, which the CNBV considers that are actually trading and provided further that such additional shares must be non voting or otherwise restricted shares and must be converted into our common shares within five years of their issuance.
Dividends
At each of our annual general ordinary shareholders’ meetings, our CEO must submit our consolidated financial statements for the previous fiscal year, together with the external auditors’ opinion, to our shareholders for their consideration and approval. If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by Mexican FRS. Thereafter, a majority of our shareholders present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the repurchase of our shares or for the creation of other reserve funds.
Those of our shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Those of our shares that are partially paid are entitled to share in a dividend or distribution in the same proportion that such shares have been paid at the time of the declaration of such dividend or distribution. In accordance with the Código de Comercio, which we refer to as the “Mexican Code of Commerce,” our shareholders have five years to claim their dividends, beginning on the date the dividends are declared payable. If the dividends are not claimed during such period, a shareholder’s right to the dividend is extinguished. For a description of dividend rights applicable to holders of CPOs, see “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Description of CPOs.”
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
Employee’s Mandatory Share in the Company’s Profits
Pursuant to Mexican law, each of us and our subsidiaries with employees must pay to such employees 10% of the previous year’s taxable income of such entity (as computed for these purposes), pursuant to such law.

Capital Reduction
Our shares are subject to redemption in connection with a reduction in our capital. Our capital may be reduced in the following situations: (i) to absorb losses, (ii) to return paid-in capital to shareholders, (iii) to redeem our shares with retained earnings, (iv) to release shareholders with respect to subscribed but unpaid shares, (v) as a result of a violation of clause fifth of its by-laws, and (vi) upon a purchase of our shares conducted in accordance with article 8 of our by-laws. A reduction in clauses (i) to (vi) above must be approved by at least 50% of our outstanding shares acting at a general extraordinary shareholders’ meeting. The reduction of variable capital must be approved by majority in the general ordinary shareholders’meeting.
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
Pursuant to article 136 of the Mexican General Law of Corporation, if we redeem our shares as described in clause (iii) of the foregoing paragraph, such redemption must be effected through: (i) the acquisition of such shares pursuant to public offer made on the Mexican Stock Exchange, or if a price and offer terms were determined by our shareholders, acting at a general extraordinary shareholders’ meeting or, our Board of Directors acting on their behalf by lot before a Notary Public or an authorized mercantile official (corredor titulado) or (ii) pursuant to clause 9 of our bylaws, on a pro rata basis among all of our outstanding shares, so that after the redemption is made, each of our shareholders will have the same ownership percentage of our outstanding shares that he, she or it had before the redemption. The redeemed shares must be canceled and our capital stock must be reduced accordingly.
A capital reduction described in clause (iv) of the foregoing paragraph must be published three times in the official gazette of our corporate domicile, which is currently San Pedro, Garza García, Nuevo León, allowing at least ten days after each publication.
In case of a violation of clause fifth of its by-laws, in connection with the exclusion of foreign direct or indirect investment (other than through CPO’s or ADS’s), Vitro is also entitled and compelled to reduce its capital, in an amount equal to such infringing investment.
Pursuant to article 50 of the Mexican Law of the Securities Market the shareholders of the variable portion of the capital stock a of corporation (“sociedad anónima bursátil”) do not have the right of withdrawal (“derecho de retiro”) referred to in article 220 of the Mexican General Law of Corporation.
Purchase by us of our Shares
We may also decrease the number of outstanding shares by purchasing our shares in the Mexican Stock Exchange at prevailing market prices. Purchases would have the effect of reducing either (i) shareholders’ equity or (ii) paid-in capital. In accordance with our by-laws and the terms of article 56 of the Mexican Law of the Securities Market, we may acquire our shares through the Mexican Stock Exchange, at the current market price, provided that such purchase is accounted for either (i) as a reduction of our shareholders’ equity (if we choose to cancel the purchased shares) or (ii) as a reduction of our paid-in capital (if we choose to hold the purchased shares as treasury stock).
Our shareholders, acting at our annual general ordinary shareholders’ meeting, must resolve, for each year, the maximum amount we may use to purchase our shares. The aggregate amount we may use to purchase our shares may not exceed our cumulative retained earnings. Our Board of Directors may recommend to our annual general ordinary shareholders’ meeting the maximum amount we may use to purchase our shares.

Purchase Obligation
In accordance with our by-laws, if our registration with the RNV is canceled, whether by request of the CNBV or by our initiative with the prior approval of an extraordinary shareholders’ meeting, the shareholders holding at least a 95% of our shares (with or without the right to vote) must make a public offer to purchase all other outstanding shares prior to effectiveness of such cancellation. In addition, if less than all of the outstanding shares are sold pursuant to the public offer to purchase, such shareholders must place in trust, for at least six months, the amount necessary to purchase all other outstanding shares.
The price at which such shares must be purchased is the higher of (i) the average closing quotation price made for the 30 trading days prior to the date at which the purchase will become effective, during a period which shall not be greater than six months and (ii) the book value per share, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange. If the numbers of days on which the shares have been traded during the period set forth in the preceding paragraph is less than 30 days, the number of days on which the shares were effectively traded shall be used instead for purposes of calculating the purchase price of the shares and if no trades were was made during such period the purchase must be done at book value. Notwithstanding the foregoing, the shareholders holding a majority of our shares having the right to make decisions, regardless their voting right at general shareholders’ meetings are not required to make such public offer if at least 95% of our shares present at the relevant general shareholders’ meeting approve the delisting of our shares from the Mexican Stock Exchange.
If there is one or more series of shares trading, the average closing quotation price mentioned above must be calculated for each series and the price at which such shares must be purchased must be the highest average closing quotation price.
Capital Increase; Preemptive Rights
At least 50% of our outstanding shares acting at a general extraordinary shareholders’ meeting may authorize an increase of the fixed portion of our capital and a majority of our shares present at a general ordinary shareholders’ meeting may increase the variable portion of our capital. Capital increases and decreases must be recorded in our Libro de Variaciones de Capital, which we refer to as the “Variations of Capital Stock Book”. An increase in our capital cannot be effected if the shares representing our then existing capital have not been paid in full. Our capital may be increased either through (i) contributions made by existing or new shareholders, (ii) the capitalization of share-related premiums or advances previously made by our shareholders, (iii) the capitalization of retained earnings or valuation reserves or (iv) the capitalization of our indebtedness.
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
Pursuant to article 53 of the Mexican Law of Securities Market, our shareholders are not entitled to preferential rights to subscribe for our authorized but unissued shares issued in connection with a public offering.
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
Shareholders’ Meetings and Resolutions
General shareholders’ meetings may be ordinary meetings or extraordinary meetings. General extraordinary meetings are those called to consider (i) those matters specified in Article 182 of the Mexican General Law of Corporations, (ii) redemption of our shares with retained earnings, (iii) approval of the maximum amount of capital increase and the terms of the issuance of treasury shares pursuant to the Mexican Law of the Securities Market, (iv) cancellation of the registration of our shares with the Securities Section of the RNV, which shall be approved by at least 95% of our outstanding shares with or without vote and the previous approval of the CNBV, (v) authorization of clauses that prevent the acquisition of shares that grant the control either directly or indirectly to third parties of our shares as established in the Mexican Law of the Securities Market so long as 5% of the present shares do not vote against it and (vi) any other matter stated in the applicable law and the bylaws. General shareholders’ meetings called to consider all other matters, including increases and decreases of the variable portion of our capital, are ordinary meetings.
A general ordinary shareholders’ meeting must be held at least once a year within the first four months following the end of the prior fiscal year. The annual general ordinary shareholders’ meeting is held every year to discuss (i) the annual reports of the Corporate Practices Committee, the Audit Committee and any other Committee of the Board of Directors, (ii) the CEO’s annual report including the external auditors audited financial statements, (iii) the Board of Directors opinion on the CEO’s annual report, (iv) the report referred to in article 172 section b) of the Mexican General Law of Corporations, which shall include the principal policies and accounting criteria used in the preparation of the financial information, (v) the report on the activities and operations where the Board of Directors was involved pursuant to the Mexican Law of Securities Market, (vi) the application of the balance of the profit and loss statement, (vii) the maximum amount of resources that may be used for the acquisition of shares or negotiable instruments representing such shares with the limitation that the total amount may not exceed the total amount of net earnings, including the retained earnings, (viii) the appointment and removal of the members of our Board of Directors , the qualification of their independence and their compensation and (ix) the appointment or removal of the President of the Corporate Practices Committee and of the President of the Audit Committee A general ordinary shareholders’ meeting may be called and held at any time to (i) to approve the transactions made by the Company or its subsidiaries during the fiscal year, if the transaction represents 25% or more of the consolidated assets according to the financial statements of the immediately previous quarter and that due to their terms may be consider as one transaction in the understanding that at such stockholders meeting all holders of shares may vote whether their vote is limited or not, (ii) to approve an increase or decrease of the variable portion of our capital, with the obligation of formalizing the resolution before the public notary, except as provided in clause eighth of our by-laws and (iii) any other matter where the General Extraordinary Shareholders Meeting is not competent or any matter established in the applicable law or our bylaws. At any such general ordinary shareholders’ meeting, any shareholder or group of shareholders holding 10% or more of our outstanding shares may appoint one of our directors. A majority of our shares present at the annual general ordinary shareholders’ meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year. The directors elected at the annual general ordinary shareholders’ meeting serve for a renewable term of one year. If at the end of the one year term of office any of our directors is not reelected at the annual general shareholders’ meeting or if a director resigns and there is no designation of a substitute or the most recently elected one has not taken office, then the prior director will continue to serve for up to a maximum term of 30 calendar days. Thereafter, the Board of Directors may appoint provisional directors that will be ratified or substituted at the next shareholders’ meeting.
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

General shareholders’ meetings may be called by (i) our Board of Directors through its President or Secretary, by the Corporate Practices Committee, or the Audit Committee , (ii) 10% of our shares entitled to vote at such meeting by means of a request to the President of our Board of Directors, the President of the Corporate Practices Committee or the President of the Audit Committee to call such a meeting, (iii) a Mexican court if our Board of Directors or the Corporate Practices Committee or Audit Committee does not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders’ meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders’ meeting within such two year period: (a) the annual report of our CEO regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and qualification of their independence, (d) the compensation of our directors, (e) the annual reports on activities performed by the Committees, (f) Board of Directors’ reports on operations and activities where the latter intervened during the year, (g) Board of Directors’ report pursuant to article 172 paragraph b) of the Mexican General Law of Corporations, (h) report on tax compliance and (i) appointment of the Presidents of the Audit and Corporate Practices Committees. Notice of general shareholders’ meetings must be published in the Periódico Oficial del Estado de Nuevo León or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders’ meeting. Only shareholders who are registered in our Share Registry and have deposited their shares at our offices or those who comply with the Mexican Law of Securities Market and our by-laws will be admitted as a shareholder to a general shareholders’ meeting. In order to attend and participate in a general shareholders’ meeting, each shareholder must obtain from our Secretary a certificate acknowledging his, her or its status as a shareholder at least 48 hours before the date of the general shareholders’ meeting. A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.
In accordance with article 51 of the Mexican Law of the Securities Market, at least 20% of our shares entitled to vote on a particular matter may oppose in court any shareholder action with respect to such matter, by filing a complaint with a court of law within 15 days after the adjournment of the general shareholders’ meeting at which such action was adopted. Such relief is only available to holders (i) who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, voted against it.
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

The CPO Trust Agreements established a master trust that enables non-Mexican investors to acquire CPOs representing economic interests in our shares. The trust is necessary because, under our by-laws, our shares may not be purchased or held directly or indirectly by non-Mexican investors, other than through these mechanisms.
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
Dividends, Other Distributions and Preemptive and Other Rights
Holders of CPOs are entitled to receive the economic benefits related to the shares underlying such CPOs, including those dividends or distributions approved by our shareholders, and to receive the proceeds from the sale of such shares at the termination of the CPO Trust Agreement. See “Item 10. Additional Information—Mexican Coporate Law and By-Laws—Termination of the CPO Trust.” The CPO Trustee, through Indeval, will distribute cash dividends and other cash distributions received by it with respect to our shares held in the CPO Trust to the holders of the CPOs in proportion to their respective holdings in the same currency in which they were received. Dividends paid with respect to our shares underlying CPOs will be distributed to CPO holders by Indeval on the business day following the date on which Indeval receives the funds on behalf of the CPO Trustee.

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

Administration of the CPO Trust
Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the “CPO Technical Committee,” consists of five members and their respective alternates. Each of the following entities appoints one member of the CPO Technical Committee: the Comisión Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociación Mexicana de Casas de Bolsa, the Common Representative (as defined below) and the CPO Trustee. Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banca Santander Serfín, Sociedad Anónima, Institución de Banca Múltiple, Grupo Financiero Serfín, has been appointed as the common representative of the holders of CPOs and we refer to it as the “Common Representative.”
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
Our by-laws prohibit direct or indirect ownership of our shares by non-Mexican nationals. Any acquisition of our shares in violation of such provision would be null and void under Mexican law and such shares would be cancelled and our capital accordingly reduced. Non-Mexican nationals may, however, hold an economic interest in our shares through a neutral investment trust such as the CPO Trust.

MATERIAL CONTRACTS
Divestitures
See “Item 4. Information on the Company—Business—Strategic Sales of Non-Core Businesses and Assets”, for a summary of the terms of the agreements governing the divestiture of certain of our subsidiaries.
Indebtedness
See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness” and “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” for a summary of the terms of the agreements and instruments governing our and our subsidiaries’ material indebtedness.
Off-Balance Sheet Arrangements
See “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” for a description of our and our subsidiaries’ off-balance sheet arrangements.
EXCHANGE CONTROLS
See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economies in Which We Participate—If foreign currency exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.”

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
For purposes of this summary, the term “Non-Resident Holder” means a holder that is not a resident of Mexico and does not hold our ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican tax law, an individual is a resident of Mexico if he or she has established his or her domicile in Mexico, or if he or she has another domicile outside Mexico but his or her “center of vital interest” (as defined under the Mexican Fiscal Code) is located in Mexico. In addition to certain other circumstances, it is considered that the “center of vital interests” of an individual is located in Mexico, if more than 50% of that person’s total income during a calendar year originates from within Mexico and/or the individual’s main center of professional activities is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate that he or she is not a tax resident. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management located in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.
Our ADSs, CPOs and Shares
Taxation of Cash Distributions
Pursuant to the Mexican Income Tax Law, dividends or profits distributed by entities organized in Mexico will not be subject to income tax if such profits were previously taxed at the entity level. Otherwise such entities shall compute the income tax owed on such profits at the then effective tax rate and pay such taxes to the Ministry of Finance and Public Credit. In 2007 and thereafter, the effective tax rate will be 28%. Non-residents of Mexico will not be subject to income tax on dividends or profits paid by a Mexican company.
Taxation of Sale or Other Disposition
For Non-Resident Holders, proceeds from the sale or disposition of ADSs or CPOs made through an authorized stock exchange (such as the NYSE) recognized under a tax treaty to which Mexico is a party and, meeting certain additional requirements are exempt from Mexican tax, provided that the shares of the issuer of such stock are sold or disposed of through a stock market holding a concession under the Mexican Law of the Securities Market.
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

If a sale of our shares is made by a Non-Resident Holder on a stock exchange in Mexico, who fails to satisfy the requirements mentioned in this paragraph, taxes will be withheld at a rate of 5%, with no deduction, on the gross revenue realized by the seller. Non-Resident Holders may instead elect to have tax withheld equal to 20% of the net profit realized from the sale of our shares. In either case, the tax would be withheld by the party selling the shares through a stock market holding a concession under the Mexican Law of the Securities Market.
Non-Resident Holders are exempt from income tax in Mexico arising from the sale or other disposition of our ADSs or CPOs, provided the sale satisfies the requirements in the first paragraph of this section. If the sale of our ADSs or CPOs by a Non-Resident Holder fails to satisfy the requirements in that paragraph, the transaction will be subject to Mexican federal tax at a rate of 25% of the gross amount realized, with no deduction. If the Non-Resident Holder has a representative in Mexico according to the Income Tax Law, and such stockholder is a resident of a country which is not deemed subject to a territorial tax regime or a territory with a preferred tax regime, such stockholder may instead apply the maximum tax rate of 28% on the net profit realized. In addition, such stockholder is required to file an opinion of a public accountant registered with the tax authorities setting forth such accountant’s opinion that the tax was computed in accordance with the applicable provisions.
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
To the extent that distributions paid by us with respect to the underlying shares do not exceed our earnings and profits (“E&P”), as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital by both individual and corporate United States Holders to the extent of each such United States Holder’s basis in our ADSs or CPOs they hold, and will reduce such United States Holder’s basis in such ADSs or CPOs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of such ADSs or CPOs). To the extent that the distributions exceed the United States Holders’ basis in our ADSs or CPOs they hold, each such individual or corporate United States Holder will be taxed as having recognized gain on the sale or disposition of such ADSs or CPOs. See “Item 9. The Offer and Listing—Markets—Our ADSs, CPOs and shares—Taxation of Sale or Other Disposition.”
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
In addition, Mexico has in effect similar tax treaties with Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, Denmark, Ecuador, Finland, France, Germany, Greece, Indonesia, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Netherlands, New Zealand, Norway, Poland, Portugal, Romania, Singapore, Slovakia, Spain, Sweden, Switzerland and the United Kingdom.

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
You may access and read our SEC filings through the SEC’s Internet site at http://www.sec.gov. This site contains reports and other information that we file electronically with the SEC.
You may also read and copy any reports or other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, materials filed by us may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.
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
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Director Independence. Pursuant to the Mexican Law of the Securities Market, our shareholders are required to appoint a Board of Directors in which at least 25% of its members must be independent as defined under the Mexican Law of the Securities Market. However, Vitro has a Board of Directors composed of sixteen members, out of whom ten are independent, this is, 56.2% are considered independent directors. The Ordinary Shareholders Meeting is required to make a determination as to the independence of our directors and the CNBV has a term of 30 days to challenge such determination. The definition of independence under Mexican law differs from the NYSE standards. Under Article 26 of the Mexican Law of the Securities Market, a director is not independent if such director is:

(i) Key Executive Directors, an employee or the subsidiaries of the Company (one year cooling off period);

(ii) a person who has a significant influence or authority over the Company, the Company’s affiliates or the corporate group to which the Company belongs;

(iii) a shareholder who is part of a “group of persons” who has “control” over the Company.

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represents more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever its loan or credit from to the company represents more than 15% of the debtor’s or creditor’s total assets;

(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

(vi) a CEO or other high ranking officer of another company in which the issuer’s CEO or other high ranking officer is a member of the Board of Directors; or

(vii) a “family member” related to any of the persons mentioned above in (i) through (iv).

“Family member” includes a person’s relative of up to four degrees of consanguinity, affinity or civil, or a person’s spouse or partner, in the case of (i) and (iv) above.

NYSE Standards	Our Corporate Governance Practices

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. Also, §303A.03requires a process for interested parties to communicate their concerns to non-management directors.
Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of entirely independent directors is required. The committee must have a written charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04
Nominating Committee. We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Law of the Securities Market. However the charter of the Corporate Practices Committee provides that this Committee shall supervise the composition of the Board and ensure compliance with the maximum number of members and with the minimum number of independent directors, as provided by Mexican law.

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

Our committee does not produce a report on executive compensation. However the charter of the Corporate Practices Committee specifies its duties in this regard.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.

The audit committee must be composed of a minimum of three independent directors, one of whom must have accounting or related financial management expertise. The committee must have written charter specifying the purpose, duties and evaluation procedures of the committee. Additionally, a listed company must have an internal audit function to assess risk management processes and the company’s system of internal control.
Audit Committee. We have an audit committee of four members plus a non-member financial expert. Each member of the audit committee is independent, as independence is defined under the Mexican Law of the Securities Market, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to a written charter adopted by our Board of Directors.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 , 312.03 & 312.04	Equity Compensation Plans. Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, the Mexican Law of the Securities Market require shareholder approval under certain circumstances.

NYSE Standards	Our Corporate Governance Practices

Shareholder Approval for Issuance of Securities. Shareholder approval is required, subject to limited exceptions, for issuance of common stock, or of any securities convertible into or exercisable for common stock (even if not listed on the NYSE), (1) to a director, officer or substantial security holder of the company (each, a “Related Party”), (2) to a subsidiary, affiliate or other closely-related person of a Related Party, (3) to a company or entity in which a Related Party has a substantial interest, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securitiesmay be convertible or exercisable exceeds one percent of the number of shares of common stock or one percent of the voting power outstanding before such issuance, (4) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance, (5) that will increase the number of outstanding shares of common stock by at least 20% of the number of outstanding shares before such issuance or (6) that will result in a change of control of the issuer. §§312.03(b)-(e) & 312.04
Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics are required, with prompt disclosure of any waiver for directors or executive officers. The guidelines and code must be disclosed and publicly available and the code must contain compliance standards and procedures that will facilitate the effective operation of the code. §§303 A.09 & 303A.10
Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. Our Corporate Practices Committee monitors the applicability of our code of ethics, and may propose amendments to the same, according to its charter. A copy of our code of ethics is available on our web site: www.vitro.com.

Solicitation of Proxies. Solicitation of proxies and provision for proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 & 402.04-.06
Solicitation of Proxies. Pursuant to the provisions of the Mexican Law of the Securities Market, beginning on the date when the notice to the shareholders meeting is published, we immediately and free of any charge, make available to the shareholders the documents and information related to each item of the meeting agenda.

Likewise, pursuant to the Mexican Law of the Securities Market, in order for the shareholders to be represented in the shareholders meetings, we elaborate and make available to them power of attorney forms that contain at least: The name of the Company, the items of the agenda and some blank spaces to be filled in by the shareholders to instruct their representatives how to exercise such power of attorney.

NYSE Standards	Our Corporate Governance Practices

Website Requirements. The company must maintain a website that includes printable versions of board committee charters, corporate governance guidelines and the code of business conduct and ethics. Additionally, a foreign private issuer must include on its website English language disclosure of significant differences between its corporate governance practices and the NYSE standards. §§303A.11 & 303A.14
Website Requirements. Pursuant to the applicable Mexican Law, we are not required to maintain printable versions of any document at our website nor information of significant differences between our corporate practices and NYSE standards. Additionally, we are not required to have information available other than in Spanish. Under Mexican Law, we are required to maintain an updated website in Spanish that includes our current bylaws, our annual and quarterly reports and compliance report with the corporate governance code (código de mejores prácticas corporativas), material corporate restructuring and information about relevant events. Additionally, our website contains Spanish printable versions of the charters of the Corporate Practices Committee, the Audit Committee and the Finance and Planning Committee as well as of the compliance report with the corporate governance code and of the code of ethics. We also have available at our website the English version of the significant differences between our corporate governance practices and the NYSE standards.
AVAILABLE INFORMATION
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at http://www.vitro.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11.  Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures About Market Risk
Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of interest rates and foreign currency exchange rates. To minimize our exposure to these risks, we utilize financial derivative instruments. We enter into derivative transactions for periods and amounts consistent with related underlying exposures. We do not enter into derivative transactions for arbitrage or speculative purposes. See note 3 e) and 8 to our consolidated financial statements.
Debt Subject to Market Risk
The table below sets forth information, as of December 31, 2007, regarding our debt obligations with maturities originally extending for more than one year and that are sensitive to changes in interest rates or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal payments according to their respective maturity dates. The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (for example, the 2012 and 2017 Senior Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument. The financial data set forth in the following table has been restated in millions of constant pesos as of December 31, 2007.

															Fair
Expected Maturity Date	2008		2009		2010		2011		2012		Thereafter		Total		Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(1)	Ps.	332	Ps.	7	Ps.	7	Ps.	8	Ps.	3,231	Ps.	9,981	Ps.	13,566	Ps.	12,944
Weighted-average coupon		10.20%
Floating-Rate Debt:
Dollar-denominated(1)	Ps.	249	Ps.	117	Ps.	63	Ps.	64	Ps.	64	Ps.	235	Ps.	792	Ps.	792
Weighted-average interest rate	LIBOR plus 1.66%
Euro-denominated(2)	Ps.	230	Ps.	11	Ps.	10	Ps.	9	Ps.	6	Ps.	11	Ps.	278	Ps.	278
Weighted-average interest rate	Euribor plus 1.02%
Peso-denominated	Ps.	131	Ps.	150	Ps.		Ps.		Ps.		Ps.		Ps.	282	Ps.	282
Weighted-average interest rate	CETES plus 3.25%

(1)	The principal amount of our dollar-denominated debt was translated to pesos at Ps.10.8662 per U.S. dollar, the Free Exchange Rate as of December 31, 2007.

(2)	The principal amount of our euro-denominated debt was translated at Ps. 15.9526 per euro, the exchange rate as of December 31, 2007.

Interest Rate Risk
In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments.

	Notional		Company	Company
	Amount		pays interest	receives interest		Fair Value
Derivative financial instruments	(million)		rate (in pesos)	rate (in US$)	Period	Asset
Interest rate options
Cross currency swaps	US$	150	TIIE + 1.08%	8.63%	February 2007 to February 2012	Ps.	23
Cross currency swaps	US$	350	TIIE + 1.62%	9.13%	February 2007 to February 2012		58
Cross currency swaps	US$	350	TIIE + 1.60%	9.13%	February 2007 to February 2012		61
Cross currency swaps	US$	150	TIIE + 1.06%	8.63%	February 2007 to February 2012		24
Interest rate swaps	Ps.	3,294	8.10%	TIIE (in pesos)	February 2007 to February 2012		28

Total interest rate options (1)						Ps.	194

(1)
The derivative asset related to the Company’s interest rate options includes payments made by the Company of Ps. 349 million, which resulted in a net loss of Ps. 155 million, and is presented in total comprehensive financing result.

As of March 31, 2008, we have entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate and interest payments on another $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a fixed peso rate. In the ordinary course of business, we also enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations.
Foreign Currency Exchange Rate Risk
In the ordinary course of business, we entered into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. The table below sets forth information, as of December 31, 2007, regarding our currency swaps and options used to hedge our exposure to U.S. dollar exchange rate risk.

	Notional
	Amount			Fair Value
Derivative financial instruments	(million)		Period	Asset
Foreign exchange options
Exotic instruments	US$	266	January to April 2008	Ps.	2

Natural Gas Price Risk
The Company enters into different derivative agreements with several counterparties to protect ourselves against the volatility of natural gas prices. NYMEX natural gas prices have increased from an average price of $3.22 during 2003 to an average price of $7.12 during 2007, representing a cumulative increase of 120%. The closing price of natural gas on the New York Mercantile Exchange (“NYMEX”) as of June 23, 2008 was $13.20 per MMBTU.
The Company’s actual natural gas consumption is approximately 20 million MMBTUs per year.
In order to try to limit our exposure to the volatility of natural gas prices, we entered into hedges with several financial and other institutions. As of December 31, 2007, we had hedges on the price of natural gas for approximately 20% of our expected consumption needs in Mexico. As of December 31, 2007, the fair market value of these hedges was a liability of Ps. 550 million.

	Notional			Fair Value
	Amount			Asset
Derivative financial instruments	(MMBTUs)	Period		(Liability)
Natural gas contracts
Capped swap (2)	8,040,000	January to December 2008	Ps.	(556)
Swaps	1,640,000	January to December 2008		6
Options	4,800,000	January to December 2008		10
Exotic	8,400,000	January to December 2008		(10)

Total natural gas contracts			Ps.	(550)

(2)
In December 2007, the Company entered into a natural gas capped swap and executed an option to receive a prepayment from the counterparty for Ps. 534 million, which will be repaid throughout 2008. The net loss from the transaction was Ps. 22 million, which is recorded in total comprehensive financing result. In January 2008, the Company entered into a contrary position to that of the natural gas capped swap it acquired in 2007, offsetting the market risks from such instrument.

Item 12.  Description of Securities Other than Equity Securities
Not applicable.
Item 13.  Defaults, Dividend Arrearages and Delinquencies
Covenant Compliance
The indentures that govern the terms of our indebtedness contain restrictive covenants that are customary for similar indebtedness. Such covenants include restrictions on our ability to (i) incur additional indebtedness unless, at the time of the incurrence, we satisfy certain conditions, (ii) pay dividends above a certain permitted amount or make other restricted payments, (iii) grant certain liens on our assets, (iv) make certain investments and (v) take part in certain merger, consolidation and asset sale transactions.
As of December 31, 2007, under the restrictive covenants of our current indentures, we are prohibited from incurring any additional debt (other than certain permitted exceptions) and from making certain investments (other than certain permitted investments). Such restrictions on debt incurrance and investments do not represent an event of default under our indentures nor do they allow the lenders to accelerate the maturity of the debt under such indentures.
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.  Controls and Procedures
(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer, chief administrative officer, and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer, chief administrative officer, and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer, chief administrative officer, and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer, chief administrative officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, and testing of the operating effectiveness of controls.
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.
The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report below.
(c) Attestation Report of the Registered Public Accounting Firm
We have audited the internal control over financial reporting of Vitro, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company, and our report dated June 23, 2008 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the adoption of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities” (2) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America (3) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” and (4) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 2 a) to such consolidated financial statements.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
/s/: Jorge Alberto Villarreal
C.P.C. Jorge Alberto Villarreal
Monterrey, N.L., Mexico
June 23, 2008
(d) Changes in Internal Control Over Financial Reporting
During 2007, there were no changes in our internal control over financial reporting that either materially affected, or would be reasonably likely to have a material effect, on our internal control over financial reporting other than (i) improvements made to our internal controls to address material weaknesses identified by us as of December 31, 2006 in the financial reporting cycle, specifically with regards to the calculation of deferred income taxes and the conversion of financial statements of foreign subsidiaries to Mexican FRS, and (ii) the Genesis Project implementation, including the ERP conversion, across Vitro’s global operating model. See “Item 3. Key Information—Recent Developments—Genesis Project”.
Item 16.  Reserved
Item 16A.  Audit Committee Financial Expert
As required by the regulations issued by the CNBV, on August 26, 2004, the Audit Committee engaged Mr. Alfonso González Migoya as the experto financiero (financial expert), serving as advisor to the Audit Committee of our Board of Directors. Although the attributes necessary to be an experto financiero for purposes of the CNBV’s regulation are not the same attributes necessary to be an “audit committee financial expert” under the rules and regulations issued by the SEC and the listing standards of the NYSE, Mr. Alfonso González meets all the requisite qualifications to be an “audit committee financial expert”, except that he is not a member of our Board of Directors. He receives compensation from us for his services rendered to the Audit Committee.
None of our directors meet the qualifications to be an “audit committee financial expert” (as defined under the rules and regulations of the SEC and the listing standards of the NYSE). We consider that the current number and composition of our Board of Directors is appropriate to effectively govern us and set our strategic direction. In addition, in accordance with the guidelines of the Mexican Código de Mejores Prácticas Corporativas, or best corporate practices code, we have decided not to increase the size of our Board of Directors, which would have allowed us to include a Director meeting the qualifications to be an “audit committee financial expert” on our Board of Directors and Audit Committee.

Item 16B.  Code of Ethics
We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. The code of ethics became effective on February 1, 2004 and is available on our website at www.vitro.com. If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver on our website at the same address. As part of our Code of Ethics, on March 2005, we launched our anonymous internet submission system where all of our employees can denounce violations to the Code of Ethics, the website of this system is www.silentwhistle.com/. On the same date, a toll free number was enabled to also receive such complaints; this toll free number is 001-877-LEALTAD (532-5823).
Since the effectiveness of the code of ethics, it has not been amended nor have any waivers therefore been granted.
Item 16C.  Principal Accountant Fees and Services
The following table sets forth, for the periods indicated, the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, which we refer to as “Deloitte,” our independent registered public accounting firm for (i) Audit Fees, (ii) Audit-Related Fees, (iii) Tax Fees and (iv) Other Fees.

	For the year ended December 31,
	2006			2007
	(Ps. Millions)
Audit Fees	Ps.	57.1	88%	Ps.	42.1	81%
Audit-Related Fees		5.6	9%		7.9	15%
Tax Fees		2.4	4%		2.1	4%
Other Fees		0.0	0%		0.2	0%

Total	Ps.	65.1	100%	Ps.	52.3	100%

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Deloitte in connection with their audit of our annual consolidated financial statements, including the audit of our internal control over financial reporting, and the audit of the financial statements of each one of our subsidiaries.
Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Deloitte in connection with attestation services related to the issuance of comfort letters related with our financing activities during 2005, 2006, and 2007 and services related to the review of our disclosure controls and procedures.
Tax Fees. The amount set forth as Tax Fees in the table above represents fees billed to us by Deloitte in connection with tax advice and compliance services.
Other Fees. The amount set forth as Other Fees in the table above represents fees billed to us by Deloitte in connection with the auditing of payments made to the workers’ social security system (seguro social) and foreign trade services.
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

Item 16D.  Exemption from the Listing Standards for Audit Committees
Not applicable.
Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers
As of December 31, 2007 28,352,169 of our shares are held as treasury stock in addition to 17,464,614 of our shares held in the Stock Option Trust, which are treated as treasury shares for accounting purposes and under Mexican corporate law are considered issued and outstanding.
Item 17.  Financial Statements
We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.
Item 18.  Financial Statements
The consolidated financial statements of Vitro, S.A.B. de C.V. and its subsidiaries and those of Viméxico, S.A. de C.V. and subsidiaries as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, attached to this annual report have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., Members of Deloitte Touche Tohmatsu, independent registered public accountants, as stated in their reports.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Vitro, S.A.B. de C.V.
Garza Garcia, N.L., Mexico
We have audited the accompanying consolidated balance sheets of Vitro, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of constant Mexican pesos as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
Effective January 1, 2005, as mentioned in Note 3 a), the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, and recognized the cumulative effect of a change in accounting principles of Ps. 124 million, net of tax.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007 in conformity with Mexican Financial Reporting Standards.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of stockholders’ equity as of December 31, 2007 and 2006, to the extent summarized in Note 24.
As disclosed in Note 24 m) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 31, 2006.
Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 23, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
/s/: Jorge Alberto Villarreal
C.P.C. Jorge Alberto Villarreal
Monterrey, N.L., Mexico
June 23, 2008

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2007)

					Millions of
					US dollars
					(Convenience
					Translation)
	December 31,				December 31,
	2006		2007		2007

ASSETS

Cash and cash equivalents	Ps.	1,222	Ps.	1,638	US$	151
Trade receivables, net		1,383		1,629		150
Retained undivided interests in securitized receivables		1,223		968		89
Derivative financial instruments		343		425		39
Taxes receivable		136		559		52
Other receivables		886		1,797		165
Inventories, net		3,982		4,120		379

Current assets		9,175		11,136		1,025

Land and buildings, net		8,763		8,426		776
Machinery and equipment, net		6,722		7,812		718
Construction in progress		838		1,603		148
Goodwill		788		873		80
Intangible employee retirement obligation asset		357		338		31
Deferred taxes		887		1,030		95
Other assets		1,165		969		89

Long-term assets		19,520		21,051		1,937

Total assets	Ps.	28,695	Ps.	32,187	US$	2,962

The accompanying notes are an integral part of these consolidated financial statements.

Federico Sada G.	Claudio L. Del Valle C.	Enrique Osorio L.
President and Chief Executive Officer	Chief Administrative Officer	Chief Financial Officer

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2007)

					Millions of
					US dollars
					(Convenience
					Translation)
	December 31,				December 31,
	2006		2007		2007

LIABILITIES

Short-term borrowings	Ps.	319	Ps.	398	US$	37
Current maturities of long-term debt		66		545		50
Trade payables		2,197		2,462		227
Accrued expenses		1,124		1,441		132
Derivative financial instruments		140		767		70
Other current liabilities		989		1,527		141

Current liabilities		4,835		7,140		657

Long-term debt		12,441		13,975		1,286
Employee retirement obligations		1,564		1,245		115
Deferred taxes		252		236		22
Other long-term liabilities		237		205		18

Long-term liabilities		14,494		15,661		1,441

Total liabilities		19,329		22,801		2,098

Commitments and contingencies (note 12)

STOCKHOLDERS’ EQUITY

Capital stock: no par value, 386,857,143 shares issued and outstanding in 2006 and 2007		387		387		36
Restatement of capital stock		7,245		7,245		666

Restated capital stock		7,632		7,632		702

Treasury stock (45,874,816 shares in 2006 and 45,816,783 in 2007)		(621)		(622)		(57)
Additional paid-in capital		2,437		2,437		224
Shortfall in restatement of capital		(21,090)		(21,154)		(1,947)
Cumulative initial effect of deferred taxes		(1,810)		(1,810)		(166)
Minimum labor liability adjustment		(492)		(326)		(30)
Retained earnings reserved for reacquisition of Vitro shares		2,000		2,000		184
Retained earnings		19,418		19,269		1,774

Total majority interest		7,474		7,426		684
Minority interest in consolidated subsidiaries		1,892		1,960		180

Total stockholders’ equity		9,366		9,386		864

Total liabilities and stockholders’ equity	Ps.	28,695	Ps.	32,187	US$	2,962

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Millions of constant Mexican pesos as of December 31, 2007, except per share amounts)

							Millions of
							US dollars
							(Convenience
							Translation)
	Year ended December 31,						December 31,
	2005		2006		2007		2007

Net sales	Ps.	26,567	Ps.	27,876	Ps.	28,591	US$	2,631
Cost of sales		19,198		20,230		20,187		1,858

Gross profit		7,369		7,646		8,404		773
Selling, general and administrative expenses		5,530		5,529		5,700		524

Operating income		1,839		2,117		2,704		249

Total comprehensive financing result		1,500		2,276		1,660		153

Operating income (loss) after financing result		339		(159)		1,044		96

Other expenses (income), net		494		(229)		869		80

(Loss) income from continuing operations before taxes		(155)		70		175		16

Income tax (benefit) expense		(519)		228		44		4

Net income (loss) from continuing operations		364		(158)		131		12
Gain on sale of discontinued operations				480
Income (loss) from discontinued operations		3		(31)
Cumulative effect of change in accounting principle, net of tax		(124)

Net income for the year	Ps.	243	Ps.	291	Ps.	131	US$	12

Minority income (loss)	Ps.	180	Ps.	(110)	Ps.	144	US$	13

Net majority income (loss)		63		401		(13)		(1)

	Ps.	243	Ps.	291	Ps.	131	US$	12

Earnings per common share (based on weighted average shares outstanding of 273,116,069 for 2005,
289,636,496 for 2006 and 341,042,193 for 2007):
Income (loss) from continuing operations	Ps.	1.33	Ps.	(0.54)	Ps.	0.38	US$	0.04
Gain on sale of discontinued operations				1.66
Income (loss) from discontinued operations		0.01		(0.11)
Cumulative effect of change in accounting principle, net of tax		(0.45)
Minority (income) loss		(0.66)		0.38		(0.42)		(0.04)

Net majority income (loss)	Ps.	0.23	Ps.	1.39	Ps.	(0.04)	US$	0.00

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
(Millions of constant Mexican pesos as of December 31, 2007)

							Millions of US dollars
							(Convenience Translation)
	Year ended December 31,						Year ended December 31,
	2005		2006		2007		2007

OPERATING ACTIVITIES:

Net income (loss) from continuing operations	Ps.	364	Ps.	(158)	Ps.	131	US$	12
Add (deduct) non-cash items:
Depreciation and amortization		1,854		1,795		1,414		130
Provision for employee retirement obligations		348		419		261		24
Early extinguishment of employee retirement obligations		18		8		97		9
Amortization of debt issuance costs		219		198		170		16
Loss (gain) from sale of subsidiaries and associated companies		137		(68)		11		1
Impairment of long-lived assets		385		393		122		11
Loss (gain) from sale of long-lived assets		6		(795)		47		4
Assignment of Vitro Club Trust		(458)
Mark-to market of derivative financial instruments		(130)		(109)		216		20
Deferred taxes and workers’ profit sharing		(743)		49		(351)		(32)

		2,000		1,732		2,118		195
Decrease (increase) in trade receivables		714		(14)		(207)		(19)
(Increase) decrease in inventories		(169)		223		(308)		(28)
Increase in trade payables		11		173		243		22
Change in other current assets and liabilities		(441)		(443)		429		39
Employee retirement obligations		(311)		(589)		(472)		(43)
Income (loss) from discontinued operations		3		(31)
Discontinued operations		278		30

Net resources generated by operating activities		2,085		1,081		1,803		166

FINANCING ACTIVITIES:
Proceeds from short-term bank loans		3,103		4,893		2,650		244
Proceeds from long-term bank loans		5,865		1,481		14,289		1,315
Amortization in real terms of bank loans		(550)		(564)		(545)		(50)
Payment of short-term bank loans		(4,406)		(3,472)		(4,864)		(448)
Payment of long-term bank loans		(5,824)		(5,472)		(9,459)		(870)
Debt issuance costs		(199)		(23)		(293)		(27)
Issuance of capital stock				578
Dividends paid to stockholders of Vitro, S.A.B. de C.V.		(99)		(95)		(136)		(13)
Dividends paid to minority interest		(96)		(66)		(79)		(7)
Sale (purchase) of treasury stock		8		69		(1)
Other financing activities		(23)		75		487		45
Discontinued operations		(90)		(20)

Net resources (used in) generated by financing activities		(2,311)		(2,616)		2,049		189

INVESTING ACTIVITIES:
Investments in land, buildings, machinery and equipment		(1,107)		(1,252)		(2,695)		(248)
Proceeds from sale of land, buildings, machinery and equipment		31		1,693		72		7
Restricted cash		1		419		(331)		(30)
Investment in subsidiaries				(218)		(181)		(17)
Proceeds from sale of subsidiaries and associated companies		170		1,214		37		3
Capital distribution to minority interest				(109)
Other long-term assets				(359)		(36)		(3)
Deferred charges		(76)		(92)		(302)		(28)
Discontinued operations		(191)		21

Net resources (used in) generated by investing activities		(1,172)		1,317		(3,436)		(316)

Net (decrease) increase in cash and cash equivalents		(1,398)		(218)		416		39
Balance at beginning of year		2,838		1,440		1,222		112

Balance at end of year	Ps.	1,440	Ps.	1,222	Ps.	1,638	US$	151

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(Millions of constant Mexican pesos as of December 31, 2007)

			Treasury				Cumulative
			stock and				initial		Minimum
	Restated		additional			Shortfall	effect of		labor
	capital		paid-in			in restatement	deferred		liability		Retained		Minority		Stockholders’
	stock		capital			of capital	taxes		adjustment		earnings		interest		equity
Balance at January 1, 2005	Ps.	7,566	Ps.	471	Ps.	(20,882)	Ps.	(1,810)	Ps.	(466)	Ps.	20,984	Ps.	3,114	Ps.	8,977
Dividends (Ps. 0.32 per share)												(99)				(99)
Revoked dividend												164				164
Decrease in minority interest														(85)		(85)
Sale of treasury stock				8												8
Comprehensive income						24				15		63		169		271

Balance at December 31, 2005		7,566		479		(20,858)		(1,810)		(451)		21,112		3,198		9,236
Dividends (Ps. 0.32 per share)												(95)				(95)
Decrease in minority interest				69										(609)		(540)
Dilution of minority interest				687										(687)
Sale of treasury stock				69												69
Issuance of capital stock		66		512												578
Comprehensive income						(232)				(41)		401		(10)		118

Balance at December 31, 2006		7,632		1,816		(21,090)		(1,810)		(492)		21,418		1,892		9,366
Dividends (Ps. 0.37 per share)												(136)				(136)
Decrease in minority interest														(57)		(57)
Purchase of treasury stock				(1)												(1)
Comprehensive income						(64)				166		(13)		125		214

Balance at December 31, 2007	Ps.	7,632	Ps.	1,815	Ps.	(21,154)	Ps.	(1,810)	Ps.	(326)	Ps.	21,269	Ps.	1,960	Ps.	9,386

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2006 and 2007
(Millions of constant Mexican pesos as of December 31, 2007, except per share amounts)
1.	Activities of the Company

Vitro, S.A.B. de C.V. (“Vitro”) is a Mexican holding company, and together with its subsidiaries serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro’s subsidiaries also produce raw materials and equipment and capital goods for industrial use which are vertically integrated into the Glass Containers business unit.

2.	Basis of presentation and principles of consolidation
a)	Basis of presentation

The accompanying consolidated financial statements of Vitro and its subsidiaries (the “Company”) are prepared on the basis of Mexican Financial Reporting Standards (“NIFs” or “Mexican FRS”).

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2007. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2007, have been translated into United States of America (“US”) dollars at the rate of Ps. 10.8662 per dollar, the rate of exchange determined by the Banco de México (Mexico’s Central Bank) on December 31, 2007. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any other rate.

In the financial statements and these notes, references to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of United States of America (the “United States”).

b)	Consolidated subsidiaries

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock, or which Vitro controls, are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses (see note 20 f). All significant intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2007, the main subsidiaries the Company consolidates are:

FLAT GLASS	GLASS CONTAINERS
Viméxico S.A. de C.V. (1)	Vitro Envases Norteamérica, S.A. de C.V.
(91.8%)	(100%)	CORPORATE
Vitro Vidrio y Cristal, S.A. de C.V.	Compañía Vidriera, S.A. de C.V.	Vitro Corporativo, S.A. de C.V.

- Productos de Valor Agregado en Cristal, S.A de C.V. (55%) (3)	Vidriera Monterrey, S.A. de C.V.	Servicios y Operaciones Financieras Vitro, S.A. de C.V.

Vidriera Guadalajara, S.A. de C.V.

Vitro Automotriz, S.A. de C.V.	Vidriera Los Reyes, S.A. de C.V.	Aerovitro, S.A. de C.V.

Distribuidora Nacional de Vidrio, S.A. de C.V.	Vitro Cosmos, S.A. de C.V. (4)

Vidrio Plano de México, S.A. de C.V.	Vidriera Querétaro, S.A. de C.V.

Vitro Flex, S.A. de C.V.	Vidriera Toluca, S.A. de C.V.

Vidrio y Cristal del Noroeste, S.A. de C.V. (2)	Vitro Packaging, Inc.

Cristales Automotrices, S.A. de C.V. (51%)	Empresas Comegua S.A. (49.7%)

Vitro Flotado Cubiertas, S.A. de C.V.	Vidrio Lux, S.A.

Vitro America, Inc.	Industria del Álcali, S.A. de C.V.

Vitro Colombia, S.A.	Comercializadora Álcali, S. de R.L. de C.V.

Vitro Cristalglass, S.L. (60%)

- Vitro Chaves Industria de Vidro, S.A. (60%)	Fabricación de Máquinas, S.A. de C.V.
(1)
Merger of Vitro Plan, S.A. de C.V. (“Vitro Plan”) with Viméxico, S.A. de C.V. (“Viméxico”) — On October 18, 2006, Vitro and its subsidiary Vitro Corporativo, S.A. de C.V. (“Vicorp”) incorporated Viméxico as a Mexican corporation and, on October 30, 2006, Vitro transferred, as a capital contribution to Viméxico, an account receivable from Vitro Plan in the amount of US$ 135 million. Following the capital contribution, on December 8, 2006, Vicorp and Vitro, as shareholders of Viméxico, adopted a unanimous resolution approving the merger of Vitro Plan into Viméxico. On December 11, 2006, the shareholders of Vitro Plan concluded an extraordinary general shareholders’ meeting approving the merger of Vitro Plan into Viméxico based on financial information as of October 31, 2006, with Viméxico as the surviving entity. This merger became effective in December 2006 (see note 12 f).

As a consequence of the merger, all assets, rights, liabilities and obligations of Vitro Plan were assumed by Viméxico and all agreements, contracts and proceedings (legal or otherwise) to which Vitro Plan was a party were assumed by Viméxico, resulting in Viméxico’s total indebtedness of US$ 228 million as of the date of the merger. Prior to the merger, Vitro Plan was a direct 65% owned subsidiary of Vitro, and Pilkington Group LTD (“Pilkington”) owned a 35% in Vitro Plan. As a result of the merger, Viméxico is now a direct 91.8% owned subsidiary of Vitro, and Pilkington owns an 8.2% equity interest in Viméxico. Due to the merger, the account receivable for US$ 135 million was cancelled in its entirety.

(2)
On July 24, 2007, Viméxico acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (“Vitro AFG”) from AFG Industries Inc. (“AFG Industries”), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V., (see note 20 f).

(3)
On August 29, 2007, Vitro Vidrio y Cristal, S.A. de C.V. (“Vitro VyC”), a subsidiary of Viméxico acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”), (see note 20 e).

(4)	In December 2007, the Company’s subsidiary Vidriera México, S.A. de C.V. changed its legal name to Vitro Cosmos, S.A. de C.V.
c)
Translation of financial Statements of foreign subsidiaries — In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, as amended. Such companies’ financial statements are translated into Mexican pesos using the current rate method. The assets, liabilities, stockholders’ equity and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included in shortfall in restatement of capital as a component of stockholders’ equity.

d)
Comprehensive income (loss) — Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. Other comprehensive income (loss) items consist of the shortfall in restatement of capital, the translation effects of foreign subsidiaries and the additional minimum labor liability adjustment.

e)
Classification of costs and expenses — Costs and expenses presented in the consolidated statements of operations were classified according to their function which allows for the analysis of the Company’s gross margin. The Company continues to present operating income in the statement of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and expenses as well as operating expenses. Such presentation is comparable with what was utilized for the years ended December 31, 2005 and 2006.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with NIFs, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a)	Changes in accounting policies

Statement of income — Beginning January 1, 2007, the Company adopted new NIF B-3, “Statement of Income”, which now classifies revenues, costs and expenses into ordinary and non-ordinary. Ordinary items are derived from primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special and extraordinary was eliminated; these items are now part of other income and expenses and non-ordinary items, respectively. Statutory employee profit sharing (“PTU”) should now be presented as an ordinary expense and no longer presented within income taxes. According to Interpretation of Financial Information Standards Number 4, “Presentation of Statutory Employee Profit Sharing in the Statement of Income” (“INIF 4”), PTU should be included within other income and expenses. The main effect of adopting this interpretation was the reclassification of current and deferred PTU for 2005 and 2006 of Ps. 51 and Ps. 55, respectively, to other income and expenses.

Related parties — Beginning January 1, 2007, the Company adopted NIF C-13, “Related Parties”, which broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key management or prominent executives; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 also requires the following disclosures: 1) that the terms and conditions of consideration paid or received in transactions carried out between related parties be equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; 2) benefits granted to the entity’s key management or prominent executives. Notes to the 2005 and 2006 consolidated financial statements were amended to comply with the new provisions.

Capitalization of comprehensive financing result — Beginning January 1, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, which establishes general capitalization standards. Some of these standards include: a) mandatory capitalization of comprehensive financing result (“CFR”) directly attributable to the acquisition of qualifying assets; b) when financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) a methodology to calculate capitalizable CFR relating to funds from generic financing; d) regarding land, CFR may be capitalized if land is developed; and e) conditions that must be met to capitalize CFR and rules indicating when CFR should no longer be capitalized. In 2007, the Company capitalized CFR of Ps. 10 directly attributable to the acquisition of qualifying assets. Through 2006, CFR was charged to current earnings.

Derivative financial instruments and hedging operations — Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, and the effect was a charge to the cumulative effect of the change in accounting principle in 2005 of Ps. 124, net of tax.

b)
Recognition of the effects of inflation — The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.

Vitro’s Mexican subsidiaries use the “Indice Nacional de Precios al Consumidor” (Mexican National Consumer Price Index, or “NCPI”), published by Banco de México. For Vitro’s foreign subsidiaries, except as noted below, the Consumer Price Index – All Urban Consumers – All Items, Unadjusted (“CPI”) published by the US Labor Department is used to restate the financial statements, and the restated financial statements are translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s subsidiaries located in Spain for which it applies the Price Consumption Index (“PCI”), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro.

Recognition of the effects of inflation results mainly in inflationary gains or losses on monetary and nonmonetary items that are presented in the financial statements as follows:
•
Shortfall in restatement of capital — This item, which is an element of stockholders’ equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the difference between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

•
Monetary position result — Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total comprehensive financing result. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the Company’s subsidiaries located in Spain for which it applies the PCI.

Statement of Changes in Financial Position — Bulletin B-12, “Statement of Changes in Financial Position“, requires presentation of the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

c)
Cash and cash equivalents — Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

d)
Investments in securities — According to its intent, from the date of acquisition, the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. The monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

Investments in securities classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, the impairment is recognized in current earnings.

Financial liabilities derived from the issuance of debt instruments are recorded at the value of the obligations they represent. Any expenses, premiums and discounts related to the issuance of debt financial instruments are amortized over the life of the instruments.

e)
Derivative financial instruments — The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized valuation techniques.

When derivatives are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented at the beginning of the hedging transaction, describing the transaction’s objective, characteristics, accounting treatment and how the ineffectiveness of the instrument will be measured.

Changes in the fair value of derivative instruments designated as hedges for accounting purposes are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes in the derivative instrument are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. Any ineffective portion of the change in fair value is immediately recognized in current earnings, within total comprehensive financing result, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses interest rate swaps, foreign currency forward contracts and different natural gas derivative instruments to manage its exposure to these market risks. The Company formally documents all hedging relationships, including their objectives and risk management strategies to carry out derivative transactions.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges for accounting purposes because they do not meet all of the requirements and are instead classified as held-for-trading for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

f)
Inventories and cost of sales — Inventories are stated at the lower of replacement cost using the latest purchase price method without exceeding net realizable value. Cost of sales is restated using replacement cost or the latest production cost at the time of the sale.

g)
Land, buildings, machinery and equipment — Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and restated using the NCPI. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on the inflation index mentioned above and the exchange rate at the end of each period.

Beginning on January 1, 2007, the carrying value of qualifying assets includes the capitalization of total comprehensive financing result.

Depreciation is calculated using the straight-line method based on the remaining estimated useful lives of the related assets. Depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years

Buildings	20 to 50
Machinery and equipment	3 to 30

Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

h)
Impairment of long-lived assets in use — The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

i)	Provisions — Provisions are recognized for current obligations that result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.
j)	Goodwill — Goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year is subject to impairment tests.
k)
Employee retirement obligations — Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

l)
Share-based payment plans — The Company has equity incentive plans that permit the Company to grant stock options and nonvested shares (“equity awards”) to certain employees and directors of the Company. The Company recognizes the fair value of equity awards computed at the award’s grant date over the period in which the requisite service is rendered.

m)
Foreign currency balances and transactions for Mexican subsidiaries — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result in the consolidated statements of operations.

n)
Revenue recognition — Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincides with the shipment of products to customers in satisfaction of orders.

o)
Statutory employee profit sharing (“PTU”) — Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

p)
Income taxes — Income taxes are recorded in the results of the year in which they are incurred. Beginning October 2007, based on its financial projections, the Company must determine whether it will essentially incur income tax (“ISR”) or the new Business Flat Tax (“IETU”) and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (“IMPAC”) paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet increasing the deferred ISR asset.

q)
Earnings (loss) per share — Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) of majority stockholders by the weighted average number of shares and equivalent common shares outstanding during the year. Diluted earnings per share are determined by adjusting consolidated net income and common shares on the assumption that the entity’s commitments to issue or exchange its own shares would be realized. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations as was the case in 2006. In 2005 and 2007 diluted earnings per share was not presented as it is the same as basic earnings per share.

r)
Foreign subsidiaries as economic hedges — The Company’s management designated some of its foreign subsidiaries as economic hedges. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign subsidiary covers the debt. The result from monetary position is measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this charge to the results of operations for 2005, 2006 and 2007 was a (charge) credit of Ps. (93), Ps. (13) and Ps. 16, respectively.

4.	Discontinued operations

On June 16, 2006, the Company completed the sale of its 51% equity ownership interest in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries, Crisa Libbey S.A. de C.V. and Crisa Industrial, LLC, (together “Vitrocrisa”) to Libbey, Inc. (“Libbey”), the owner of the other 49% equity interest, recognizing a gain on the sale of Ps. 480. The Company received proceeds of approximately US$ 119 million from this divestiture, comprised of US$ 80 million in cash from the sale of its equity interest, approximately US$ 28 million from the payment of intercompany receivables and US$ 11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$ 62 million as of May 31, 2006, except for labor liabilities of approximately US$ 27 million. Vitrocrisa, which was previously presented as one of the Company’s reportable segments, is presented as a discontinued operation as its disposition represented the termination of a significant activity of the Company.

The following table discloses Vitrocrisa’s condensed statements of operations for the periods presented:

	Year ended		Period from
	December 31,		January 1, to
Condensed statements of operations:	2005		June 16, 2006

Net sales	Ps.	2,349	Ps.	1,033
Cost of sales		2,008		861

Gross profit		341		172
Selling, general and administrative expenses		277		129

Operating income		64		43
Total comprehensive financing result		52		102
Other expenses (income), net		12		(5)
Income tax benefit		(3)		(23)

Net income (loss)	Ps.	3	Ps.	(31)

5.	Trade receivables
a)	Trade receivables are recorded net of an allowance for doubtful accounts and other discounts of Ps. 277 and Ps. 301 at December 31, 2006 and 2007, respectively.
b)
At December 31, 2006 and 2007, the Company recorded Ps. 57 and Ps. 388, respectively, as restricted cash. In 2006, the amount represents the collateral held with one of its counterparties in its natural gas hedges, and in 2007 includes cash deposited in a trust to pay principal and interest related to the Company’s 2011 Vena Bond, which will be paid in July 2008. Restricted cash is included in other current receivables.

c)
Sales of receivables — Vitro Cristalglass, S.L. (“Vitro Cristalglass”), a subsidiary of the Company, has entered into revolving factoring program agreements to sell trade accounts receivable with several financial institutions. In accordance with the terms of some of these agreements, the Company has the obligation to reimburse for uncollected receivables in the case of non-payment of customers. As of December 31, 2006 and 2007 the maximum capacity available under these programs was US$ 35 million and US$ 45 million, respectively. At such dates Vitro Cristalglass had sold approximately US$ 21 million and US$ 16 million of trade receivables, respectively.

d)	Securitization of trade receivables:
•
Securitization of Vitro Envases Norteamérica, S.A. de C.V. (“VENA”) trade receivables — On March 31, 2005, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V. and Comercializadora Álcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year non-recourse revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 (nominal amount) and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the “Trust”, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote.

The Ps. 550 (nominal amount) was obtained through the issuance of certified preferred securities (certificados bursátiles preferentes) that trade on the Mexican Stock Exchange (“BMV”) issued by the Trust, and US$ 19 million in subordinated notes issued in United States of America, which are guaranteed by the Company. The interest payments and eventual principal reimbursement on the certificados bursátiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. At December 31, 2006 and 2007 the gross receivables sold to the Trust totaled Ps. 1,074 and Ps. 1,075, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was Ps. 529 and Ps. 312, respectively.

•
Securitization of Viméxico (formerly Vitro Plan) trade receivables — On August 22, 2005, Viméxico, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for US$ 21.5 million, at an interest rate of 6.5%. Viméxico entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the “Trust”, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Viméxico and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. At December 31, 2006 and 2007, the gross receivables sold to the Trust totaled Ps. 574 and Ps. 580, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was Ps. 332 and Ps. 346, respectively.

•
During 2004, Vitro America, Inc. (“Vitro America”) closed a contract for selling all their accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. Vitro America and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum amount of US$ 40 million and retained undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. Effective April 16, 2007, the new agreement was signed and amended to increase the maximum selling amount from US$ 40 million to US$ 50 million. The agreement expires in April 2008 but is subject to annual renewal approval by the financial institution. As of December 31, 2006 and 2007, the gross receivables sold totaled approximately US$ 78 million and US$ 76 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was US$ 32 million and US$ 29 million, respectively.

6.	Inventories

Inventories are summarized as follows:

	December 31,
	2006		2007
Semi-finished and finished products	Ps.	2,836	Ps.	2,643
Raw materials		603		641
Packaging materials		70		49

		3,509		3,333
Spare parts		259		304
Refractory		34		55
Merchandise in transit		131		358
Other		49		70

	Ps.	3,982	Ps.	4,120

7.	Land, buildings, machinery and equipment
a)	Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2006		2007
Land	Ps.	3,660	Ps.	3,645
Buildings		10,540		10,585
Accumulated depreciation		5,437		5,804

	Ps.	8,763	Ps.	8,426

Machinery and equipment	Ps.	24,865	Ps.	25,403
Accumulated depreciation		18,143		17,591

	Ps.	6,722	Ps.	7,812

The Company reviewed the operating conditions of certain of its fixed assets and determined to extend their estimated remaining useful life, which resulted in a decrease in depreciation expense of Ps. 78 in 2007.

b)	In 2007, the Company capitalized CFR of Ps. 10 directly attributable to the acquisition of qualifying assets. Through 2006, all CFR was charged to current earnings.

c)
Sale of real estate — On December 14, 2006, Vitro sold real estate located in Mexico City used by Compañía Vidriera, S.A. de C.V. (“COVISA”) for US$ 100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. COVISA uses these premises to manufacture glass containers for cosmetics and perfume products. The Company is in the process of relocating this production to another facility in Toluca, Mexico. In connection with the sale of the property, the Company has agreed to deliver the real estate within 24 months following the sale, free and clear of all buildings and fixtures, as well as any environmental claims, recording reserves of Ps. 56 for the estimated asset retirement costs and prepaid rent of Ps. 62 for the estimated fair value of the rental expense over the 24 months.

The Company also has an option to extend the delivery date for an additional 12 months for an annual rental payment of US$ 11.2 million. Vitro has also guaranteed up to US$ 80 million in favor of the purchaser payable in the event that the property is not delivered to the purchaser within 36 months following the sale. As of the issuance date of these consolidated financial statements, the Company estimates that its delivery of the land will be completed by December 2008.

d)	Sale of corporate building — On November 28, 2006, the Company sold one of the buildings located at its corporate headquarters in Garza Garcia, N.L., Mexico, for Ps. 128.
8.	Derivative financial instruments

While the Company’s derivative financial instruments are primarily entered from an economic point of view, they are not designated as hedges because they do not meet all of the accounting requirements and are therefore classified as trading for accounting purposes.

At December 31, 2007, the Company’s derivative financial instruments had the following positions:
a)	Trading derivative instruments:

	Notional
Derivative financial	Amount			Fair Value
instruments	(million)		Period	Asset
Foreign exchange options
Exotic instruments	US$	266	January to April 2008	Ps.	2

	Notional		Company	Company
Derivative financial	Amount		pays interest	receives interest		Fair Value
instruments	(million)		rate (in pesos)	rate (in US$)	Period	Asset
Interest rate options
Cross currency swaps	US$	150	TIIE + 1.08%	8.63%	February 2007 to February 2012	Ps.	23
Cross currency swaps	US$	350	TIIE + 1.62%	9.13%	February 2007 to February 2012		58
Cross currency swaps	US$	350	TIIE + 1.60%	9.13%	February 2007 to February 2012		61
Cross currency swaps	US$	150	TIIE + 1.06%	8.63%	February 2007 to February 2012		24
Interest rate swaps	Ps.	3,294	8.10%	TIIE (in pesos)	February 2007 to February 2012		28

Total interest rate options (1)						Ps.	194

	Notional			Fair Value
	Amount			Asset
Derivative financial instruments	(MMBTUs)	Period		(Liability)
Natural gas contracts
Capped swap (2)	8,040,000	January to December 2008	Ps.	(556)
Swaps	1,640,000	January to December 2008		6
Options	4,800,000	January to December 2008		10
Exotic	8,400,000	January to December 2008		(10)

Total natural gas contracts			Ps.	(550)

	Fair Value
Summary of derivative financial	Asset
instruments	(Liability)
Foreign exchange options	Ps.	2
Interest rate options		194
Natural gas contracts		(550)
Embedded		12

Total derivative financial instruments	Ps.	(342)

(1)
The derivative asset related to the Company’s interest rate options, includes payments made by the Company of Ps. 349, which resulted in a net loss of Ps. 155, and is presented in total comprehensive financing result.

(2)
In December 2007, the Company entered into a natural gas capped swap and executed an option to receive a prepayment from the counterparty for Ps. 534, which will be repaid throughout 2008. The net loss from the transaction was Ps. 22, which is recorded in total comprehensive financing result. In January 2008, the Company entered into a contrary position to that of the natural gas capped swap it acquired in 2007, offsetting the market risks from such instrument.

b)
Embedded derivatives — The Company identified embedded derivatives within certain of its supply contracts. As of December 31, 2007, the amount recognized for these instruments was an asset and a credit to total comprehensive financing result of Ps. 12.

9.	Short-term borrowings

At December 31, 2006 and 2007, the short-term borrowings denominated in foreign currency (US dollars and euros) totaled Ps. 319 and Ps. 398, respectively. During 2007, the Company’s weighted average interest rate for short-term borrowings denominated in US dollars was 7.75% and denominated in euros 3.29%.

As disclosed in note 10 c), the Company issued US$ 700 million of senior guaranteed notes due February 1, 2017 and US$ 300 million of senior guaranteed notes due February 1, 2012. Upon completion of this transaction, at December 31, 2006, Ps. 2,380 of short-term borrowings were refinanced and have therefore been reclassified as long-term debt.

10.	Long-term debt
a)	Long-term debt consists of the following:

	December 31,		December 31,
	2006		2007
I. Foreign Subsidiaries (payable in US dollars):
Secured debt, floating interest rate based on LIBOR plus a spread of 3.15%, principal payable in several installments through 2009.	Ps.	61	Ps.	52

Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 1.75%, principal payable in several installments through 2017.		233		544

Unsecured debt, floating interest rate based on Fixed Term Deposits (“DTF”) plus a spread of 6%, principal payable in several installments through 2012.				8

Unsecured debt, fixed interest rate of 10.7494%, principal payable in several installments through 2016.		87		78

II. Foreign Subsidiaries (payable in euros):
Secured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.80% to 1.25%, principal payable in several installments through 2008.		7		2

Unsecured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.625% to 2.5%, principal payable in several installments through 2011.		55		66

III. Vitro and Mexican Subsidiaries (payable in US dollars):
Secured debt, floating interest rate based on LIBOR plus a spread ranging from 2.5% to 4.0%, principal payable in several installments through 2007.		321

Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 0.25% and 2.95%, principal payable in several installments through 2009, which was paid in 2007.		10

10.75% Senior secured guaranteed notes due in 2008.		2,762		326

Senior secured term loan, floating interest rate based on LIBOR plus a spread of 6.25%, principal payable in several installments through 2010, which was prepaid in 2007.		1,628

	December 31,			December 31,
	2006			2007
11.375% Guaranteed senior unsecured notes due in 2007.		1,710

11.75% Guaranteed senior unsecured notes due in 2013.		2,509			2,434

8.625% Guaranteed senior unsecured notes due in 2012.					3,222

9.125% Guaranteed senior unsecured notes due in 2017.					7,506

IV. Vitro and Mexican Subsidiaries (payable in Mexican pesos):
Unsecured medium-term notes, floating interest rate based on 182-day Mexican treasury bonds (CETES) plus a spread of 3.25%, principal payable in 2008 and 2009.		744			282

V. Vitro debt issuance (payable in US dollars):
Refinanced short-term borrowings (note 9)		2,380

		12,507			14,520
Less current maturities		66	*		545

	Ps.	12,441		Ps.	13,975

*
As a result of the debt issuance disclosed in note 10 c), a portion of the long-term debt was refinanced and therefore, in 2006, Ps. 1,998 of current maturities have been reclassified as long-term debt.

As of December 31, 2007, the interest rates of EURIBOR, CETES, TIIE, LIBOR and DTF were 4.684%, 7.4669%, 7.9250%, 4.6788% and 9.15%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2007 is as follows:

Year ending December 31,
2009	Ps.	285
2010		81
2011		81
2012		3,301
2013 and thereafter		10,227

	Ps.	13,975

b)
Certain of the Company’s long-term debt agreements contain limitations including the restriction of payments to repurchase shares, limitation on dividends, limitation on leans and certain financial covenants that if the Company does not meet at a consolidation levels, its ability to incur additional debt is restricted. As of December 31, 2007 such restrictions did not represent an event of default on the credit facilities nor did it allow the lenders to accelerate the maturity of the debt under such credit facilities.

As of December 31, 2007, the Company is restricted to a maximum of US$ 100 million of additional debt for working capital needs, capital expenditures and interest payments, US$25 million for capital expenditures secured by liens and an additional US$25 million for any other purpose. The financing contracts do not restrict the Company’s ability to refinance debt.

c)
Vitro debt issuance — On February 1, 2007, Vitro S.A.B. de C.V. successfully closed an offering, of US$1.0 billion of senior guaranteed notes (the “Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at some of Viméxico’s subsidiaries.

The Notes were issued in two tranches: US$700 million of senior guaranteed notes due February 1, 2017, callable after year 2012, at a coupon of 9.125% and US$300 million of senior unsecured notes due February 1, 2012, non-callable for the notes’ life, at a coupon of 8.625%. The notes pay interest semiannually and are guaranteed by VENA and its wholly-owned subsidiaries and by Viméxico and its wholly-owned subsidiaries.

11.	Employee retirement obligations

The disclosures relating to the Company’s pension plans, seniority premiums and severance payments required by Bulletin D-3, calculated as described in note 3 k), together with certain actuarial assumptions utilized, are presented below as of December 31, 2006 and 2007:

	December 31,
	2006		2007

Accumulated benefit obligation	Ps.	2,118	Ps.	2,653

Projected benefit obligation	Ps.	2,774	Ps.	3,319
Plan assets at fair value		(1,290)		(1,548)

Unfunded status		1,484		1,771
Unrecognized items:
Prior service costs and plan amendments		(174)		(242)
Unrecognized transition obligation		(249)		(181)
Changes in assumptions and adjustments from experience		(528)		(899)

Projected net liability	Ps.	533	Ps.	449

Additional minimum liability adjustment	Ps.	1,031	Ps.	796
At December 31, 2007, the plan assets presented above, include 47.5 million shares of Vitro.

	December 31,
Assumptions:	2006	2007

Discount rate	5.50%	5.00%
Expected rate of return on plan assets	7.0%	7.0%
Rate of compensation increase	0.0%	0.0%

	December 31,
Net periodic cost:	2005		2006		2007

Service cost	Ps.	60	Ps.	73	Ps.	96
Interest cost		136		143		149
Amortization of transition obligation		97		100		42
Amortization of prior service costs and plan amendments		15		11		14
Amortization of changes in assumptions and adjustments from experience		101		149		145
Actual return on plan assets		(43)		(49)		(88)

Net periodic cost*	Ps.	366	Ps.	427	Ps.	358

*
At December 31, 2005, 2006 and 2007 includes Ps. 18, Ps. 8 and Ps. 97, respectively, for the early extinguishment of retirement obligations and also includes Ps. 68, Ps. 108 and Ps. 49 for severance payments, respectively.

The unrecognized items are being amortized over the average remaining service lives of the Company’s employees. The amortization period of unrecognized items is as follows:

	December 31,
Amortization of unrecognized items (in years):	2006	2007
Prior service costs and plan amendments	15	14
Transition obligation	4	6
Changes in assumptions and adjustments from experience	15	14
12.	Commitments and contingencies
a)
In October 2000, several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 90 megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”).

b)
The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2005, 2006 and 2007 was Ps. 546, Ps. 527 and Ps. 541, respectively.

Future minimum lease payments under these agreements are as follows:

2008	Ps.	365
2009		334
2010		266
2011		171
2012		115
2013 and thereafter		132
c)
The Company is not a party to, and none of its assets are subject to, any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in notes 12 d) and f) and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

d)
As part of the disposal of Anchor Glass Containers Corporation (“Anchor”) in August 1996, in a transaction approved by the U.S. Bankruptcy Court, the Company entered into a term sheet which contemplated an agreement pursuant to which the Company would provide to the Pension Benefit Guaranty Corporation “PBGC”, a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets “New Anchor”. The amount of the guaranty was originally limited to US$ 70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by US$ 7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan resulting from the merger of the covered pension plans was terminated, and the obligations thereunder were assumed by the PBGC in exchange for cash, securities and a commitment of reorganized New Anchor to make certain future payments.

On June 20, 2003, the PBGC wrote to the Company, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of US$ 219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than US$ 122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of the Company’s limited guaranty had occurred. Accordingly, to such letter, the PBGC demanded payments pursuant to the term sheet of US$ 7 million on or before August 1, 2003 and of US$ 3.5 million semiannually through August 1, 2011. The Company intends to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by the Company. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, the Company will establish an appropriate accounting reserve. As of this date, the Company has not established any reserves in connection with such potential liability.

e)
Call/Put on shares of Vitro Cristalglass — A group of individual investors owns a 40% interest in Vitro Cristalglass. The Company has the option of purchasing the 40% minority interest, which can be exercised beginning May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 28.9 million euros (US$ 42.4 million as of December 31, 2007). Additionally, the minority interest has a put option pursuant to which they may require the Company to purchase all or part of their 40% interest in Vitro Cristalglass, which can be exercised beginning on May 1, 2003 for 28.4 million euros (US$ 41.8 million as of December 31, 2007), as adjusted to reflect inflation in Spain from 2003 through the time the put is exercised. As of December 31, 2007, the estimated fair value of the 40% interest is higher than the option price held by Vitro.

f)
At a general extraordinary shareholders’ meeting of Vitro Plan held in December 2006, the merger into Vitro’s subsidiary Viméxico was approved. Notwithstanding that this merger has become fully effective, since all approvals were granted and the corresponding filings were made, Pilkington, who voted against such merger, filled a lawsuit Viméxico.

In February 2008 Viméxico was notified of a ruling issued by the First District Court on Civil and Labor matters that the lawsuit brought by Pilkington seeking to annul the resolutions adopted at the general extraordinary shareholders’ meeting was unfounded. In its ruling, the Court determined that all resolutions adopted at the general extraordinary shareholders’ meeting were valid. Despite this ruling, Pilkington has appealed this decision. Based on advice from its Mexican special litigation counsel, management continues to believe that this lawsuit is without merit and expects to obtain another favorable ruling.

13.	Foreign currency operations
a)	At December 31, 2007, the foreign currency denominated assets and liabilities of the Company’s Mexican subsidiaries consist of the following:

	US dollars		Mexican pesos
Monetary assets	US$	259	Ps.	2,813
Inventories		15		167
Fixed assets		332		3,606
Monetary liabilities		1,443		15,684
b)	Foreign currency operations of the Company’s Mexican subsidiaries for the year ended December 31, 2007, consisted of the following:

	US dollars		Mexican pesos
Exports	US$	601	Ps.	6,674
Imports		321		3,591
Interest expense, net		132		1,478
c)	The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2007, consisted of the following:

			Central and
	United States		South America		Europe
Net sales	Ps.	8,794	Ps.	2,662	Ps.	2,432
Operating income		274		203		247
Total assets		2,996		3,489		2,403
Total liabilities		887		1,415		1,052
Capital expenditures		110		331		108
d)	The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated financial statements at the following dates were:

	US dollar		Euro
December 31, 2005	Ps.	10.6344	Ps.	12.5932

December 31, 2006		10.8116		14.2680

December 31, 2007		10.8662		15.9526
On March 14, 2008, the exchange rate was Ps. 10.7735 per US dollar and Ps. 16.7711 per Euro.

14.	Stockholders’ equity
a)	The capital stock of the Company consists of 386,857,143, ordinary, nominative, fully paid common shares, without par value, at December 31, 2006 and 2007.

b)
Capital stock increase — On September 27, 2006, at an ordinary shareholders’ meeting, the Company’s shareholders approved an increase of Ps. 550 (nominal) in the variable portion of the Company’s capital stock. This capital increase was completed on October 31, 2006, through the issuance of 62,857,143 new shares at a price of Ps. 8.75 per share. The offering was made primarily to current shareholders and holders of the Company’s ADR’s.

c)
The Company maintains an Employee Stock Option Plan established in March 1998 (the “Plan”). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the BMV of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is five years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

													Total
	1998		1999		2000		2001		1998 *		2002		outstanding
Options granted during the year		2,813,300		2,893,000		4,851,900		3,204,800		940,950		3,941,950

Options cancelled or exercised at December 31, 2007		2,350,000		1,059,500		3,986,950		2,827,950		478,050		3,208,150

Options outstanding at December 31, 2007		463,300		1,833,500		864,950		376,850		462,900		733,800	4,735,300

Initial exercise price	Ps.	31.31	Ps.	14.88	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

Exercise price at December 31, 2007	Ps.	79.90	Ps.	45.78	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53
*	During 2001 the Company modified the exercise price of 940,950 options granted in 1998 to Ps. 13.00.
The closing price of the Company’s shares on the BMV on December 31, 2007 was Ps. 24.00.

The estimated fair value of the options was made on the grant date using the Black-Scholes option-pricing model.

d)
Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006 and 2007, the legal reserve, in historical pesos, was Ps. 72.

e)
At December 31, 2006 and 2007, the Company held 45,874,816 and 45,816,783, respectively, treasury shares, which reduced the amount of total shares outstanding, and included 17,555,747 and 17,464,614 shares held by the Stock Option Trust (see note 14 c) at December 31, 2006 and 2007, respectively.

f)
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years. At December 31, 2007, the majority interest stockholders’ equity tax account, corresponding to the contributed capital account and the net tax income account was Ps. 2,269 and Ps. 2,377, respectively.

g)	Dividends declared and paid:

	Dividend Amount
Stockholders’ meeting date	Nominal Value		Restated Value		Payment Date
March 17, 2005	Ps.	90	Ps.	99	April 2005
April 27, 2006		89		95	May 2006
March 28, 2007		133		136	April 2007
h)	Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2006		2007
Capital stock	Ps.	456	Ps.	479
Shortfall in restatement of capital		(165)		(183)
Retained earnings		1,601		1,664

	Ps.	1,892	Ps.	1,960

i)	Majority stockholders’ equity consists of the following:

	December 31, 2007
	Nominal				Restated
	Value		Restatement		Value
Capital stock	Ps.	387	Ps.	7,245	Ps.	7,632
Treasury stock		(298)		(324)		(622)
Paid-in capital		1,147		1,290		2,437
Shortfall in restatement of capital				(21,154)		(21,154)
Cumulative effect of deferred taxes		(1,259)		(551)		(1,810)
Minimum labor liability adjustment		(326)				(326)
Reserve for reacquisition of Vitro shares				2,000		2,000
(Accumulated deficit) retained earnings		(3,000)		22,269		19,269

	Ps.	(3,349)	Ps.	10,775	Ps.	7,426

15.	Total comprehensive financing result

The following represents a summary of the Company’s total comprehensive financing result for the periods presented:

	Year ended December 31,
	2005		2006		2007
Interest expense on debt denominated in US dollars	Ps.	1,627	Ps.	1,634	Ps.	1,660
Interest expense on debt denominated in pesos		241		117		34
Interest expense on debt denominated in UDI’s		130		63
Restatement of UDI’s		37		20
Interest income		(172)		(134)		(175)
Derivative financial instruments		17		337		201
Exchange (gain) loss		(417)		224		94
Gain from monetary position		(455)		(440)		(471)
Other financing expenses, net		492		455		317

	Ps.	1,500	Ps.	2,276	Ps.	1,660

16.	Other expenses (income), net

The following represents a summary of the Company’s other expenses (income), net for the periods presented:

	Year ended December 31,
	2005		2006		2007
Restructuring charges	Ps.	332	Ps.	61	Ps.	7
Impairment of long-lived assets		385		393		122
Loss (gain) from sale of long-lived assets		6		(795)		47
Loss (gain) from sale of subsidiaries		137		(68)		11
Assignment of Vitro Club Trust (1)		(458)
Early extinguishment of employee retirement Obligations		18		8		97
Fees and costs for extinguishment of debt						488
Statutory employee profit sharing		51		55		54
Other		23		117		43

	Ps.	494	Ps.	(229)	Ps.	869

(1)
The Vitro Club holds land and facilities for our employees’ recreational activities, which are held in a trust (the “Trust”). The Trust can only be assigned if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary, and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 458.

17.	Tax loss carryforwards

At December 31, 2007, tax loss carryforwards consist of the following:

	Tax loss carryforwards
Expiration	Majority		Minority
Year	interest		interest
2010	Ps.	41	Ps.	4
2011		141		2
2012		249		14
2013		71		1
2014		261		17
2015		2
2016		2
2017		1		12

	Ps.	768	Ps.	50

18.	Income and asset taxes
a)
The Company is subject to ISR, and through 2007, to IMPAC on a consolidated basis in proportion to Vitro’s voting interest in its subsidiaries. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. As of 2007, the tax rate is 28% and in 2006 it was 29% and 30% in 2005. For ISR purposes, effective in 2005, cost of sales is deducted instead of inventory purchases. Beginning in 2006 PTU is deductible when paid.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

On October 1, 2007, the IETU was enacted and went into effect on January 1, 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU law, less certain authorized deductions. The IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU law establishes that the IETU rate will be 16.5% in 2008, 17.0% in 2009, and 17.5% in 2010 and subsequently. In addition, as opposed to ISR which allows for fiscal consolidation, companies that expect to incur IETU must file individual returns.

Based on its financial projections, the Company estimates that it will pay only ISR in the future. Therefore, the enactment of IETU did not have any effects on its consolidated financial information, since it only recognizes deferred ISR.

b)	The income and asset tax expense (benefit) included in the Company’s results are:

	Year ended December 31,
	2005		2006		2007
Income tax:
Current	Ps.	116	Ps.	179	Ps.	395
Deferred		(923)		(208)		(145)

		(807)		(29)		250
Asset tax		288		257		(206)

	Ps.	(519)	Ps.	228	Ps.	44

To determine deferred income tax at December 31, 2005, 2006 and 2007, the Company applied the different tax rates that will be in effect to temporary differences according to their estimated dates of reversal.

c)	Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,
	2006		2007

Allowance for doubtful accounts	Ps.	94	Ps.	66
Reserve for employee retirement obligations		398		364
Tax loss carryforwards		533		229
Intangible asset		548		499
Fixed assets		(961)		(617)
Asset tax credit carryforwards		243
Derivative financial instruments		1		192
Inventories		19		43
Other		274		270

Total		1,149		1,046
Valuation allowance		(514)		(252)

	Ps.	635	Ps.	794

Balance:
Liabilities:
Deferred tax assets	Ps.	887	Ps.	1,030
Deferred tax liabilities		(252)		(236)

	Ps.	635	Ps.	794

d)	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	Year ended December 31,
	2005	2006	2007

Effective income tax rate	335%	326%	25%
Asset tax presented as income tax	142	(303)	120
Intangible asset	(482)		(28)
Sale of subsidiaries	(38)	462	8
Difference between tax and accounting basis for monetary gain	(1)	(23)	(2)
Foreign subsidiaries	(9)	25	(5)
Effect of reduction in statutory rate on deferred ISR	(21)	(141)
Valuation allowance	58	(198)	(15)
Nondeductible expenses	9	(22)	(10)
Other	37	(97)	(65)

Statutory income tax rate	30%	29%	28%

e)	Changes in stockholders’ equity for shortfall in restatement of capital and the minimum labor liability adjustment are presented net of the deferred tax effect as follows:

	Year ended December 31,
	2005		2006		2007

Income tax effect of:

Shortfall in restatement of capital	Ps.	20	Ps.	26	Ps.	66
Minimum labor liability adjustment		(6)		19		(73)

	Ps.	14	Ps.	45	Ps.	(7)

19.	Related party transactions

The transactions with related parties, carried out in the ordinary course of business, were as follows:
a)
Certain Arrangements with Respect to Real Estate — The Company uses real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. The Company pays an annual fee for the right to use these properties for a specified number of days per year. Additionally, it has agreed to pay maintenance and operating costs. In 2005, 2006 and 2007, the aggregate amounts paid as annual fees were approximately Ps. 10.

b)
Goods Sold to Certain Companies — The Company sells flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2005, 2006 and 2007, the aggregate amount of these sales was Ps. 59, Ps. 58 and Ps. 69, respectively.

The Company’s subsidiary Comegua sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, subsidiaries of its partners in such company. In 2005, 2006 and 2007, the aggregate amount of these sales was US$ 13 million, US$ 11 million and US$ 9 million, respectively.

c)
Sale of Real Estate — In 2007, a member of the Company’s Board of Directors, purchased an unused parcel of real estate from one of its subsidiaries. The price of the real estate was US$ 5.4 million. The Company received several offers for the property and such member of the Board made the highest offer. The transaction was approved by the Company’s Audit Committee in accordance with its charter at the time.

d)
Compensation — For the years ended December 31, 2005, 2006 and 2007, the aggregate compensation the Company paid to its directors and senior managers was approximately Ps. 149, Ps. 199 and Ps. 182, respectively. This amount includes fees, salaries, the use of certain assets and services, and variable compensation.

20.	Business dispositions and acquisitions
a)
Sale of Química M, S.A. de C.V. (“Química M”) — On March 2, 2006, the Company sold its 51% interest in Química M, to Solutia Inc. for US$ 20 million in cash. Solutia is now the sole owner of this Mexican operation which was formed in 1995. Química M was a joint venture between Vitro Plan and Solutia and is located near the city of Puebla, Mexico. Química M is engaged in the production of PVB (polyvinyl butyral) interlayer, which is used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings.

b)
Acquisition of Vidrios Panameños, S. A. (“VIPASA”) — On April 20, 2006, the Company announced that in a joint effort with its Central American partners and through its subsidiary Empresas Comegua S.A. it had completed the acquisition of VIPASA, a glass container company located in Panama for a purchase price of US$ 21 million. VIPASA is the largest and most important glass container manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. VIPASA’s sales in 2006 and 2007 reached approximately US$ 23 million and US$ 29 million, respectively.

c)	Sale of Vitrocrisa — As disclosed in note 4, on June 16, 2006 the Company completed the sale of its 51% interest in Vitrocrisa to Libbey, recognizing a gain on the sale of Ps. 480.

d)
Visteon Corporation’s retirement from Vitro Flex, S.A. de C.V. (“Vitro Flex”) — On September 29, 2006, Vitro Plan, Vitro’s flat glass division, and Visteon Inc. (“Visteon”) ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon’s capital investment. Vitro Plan is now the sole owner of Vitro Flex. Vitro Flex was a joint venture formed in 1979 with Fairlane Holdings (“Fairlane”), a Visteon affiliate. Vitro Flex primarily manufactures tempered and laminated glass for use in Ford vehicles. Fairlane will receive US$ 9.4 million for the 38% stake in Vitro Flex. An initial payment of US$ 2 million was made on September 29, 2006, which will be followed by four annual payments of US$ 1.85 million, starting on September 30, 2007. The transaction is being funded by Vitro Flex with cash from operations. The difference between the transaction value and the book value result in a credit of Ps. 70, recorded in the majority stockholders’ equity. Vitro Flex together with Vitro Automotriz (“VAU”) will now directly manage their relationship with Ford and will serve all Vitro’s automotive customers. Under the prior structure, contractual restrictions limited Vitro Flex’s ability to use excess capacity for non Ford volumes.

e)
Acquisition of 55% of the shares of PVA — On August 29, 2007, Vitro Vidrio y Cristal, S.A. de C.V., a subsidiary of Viméxico, acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps. 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85.

f)
Acquisition of 50% of the shares of Vitro AFG — On July 3, 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) to assume control and increase its ownership to 100%. The transaction closed on July 24, 2007 with Vitro paying AFG Industries US$ 6 million in cash and subsequently changing Vitro AFG’s legal name to Vidrio y Cristal del Noroeste, S.A. de C.V .

Vitro AFG, which is located in Mexicali, Baja California, Mexico, was formed in November 2003 as a 50/50 joint venture between Vitro and AFG Industries, with the closing of this transaction, Viméxico terminated the joint venture and became the sole owner of this entity, whose primary operations include the manufacture, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons.

In accordance with Bulletin B-7, “Business Acquisitions”, the acquisition was accounted for using the purchase method. In conjunction with the acquisition, the Company recognized an impairment charge of Ps. 91 related to the termination of the joint venture.

21.	Business segment data

The accounting policies of the Company’s segments are the same as those followed by Vitro. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro’s reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries.

The segment data presented below does not include discontinued operations for any of the periods presented.

			Flat		Corporate &
	Glass Containers		Glass		Eliminations		Consolidated

December 31, 2005:
Net sales	Ps.	12,488	Ps.	13,704	Ps.	517	Ps.	26,709
Intersegment sales		139		3				142
Consolidated net sales		12,349		13,701		517		26,567
Operating income		1,327		514		(2)		1,839
Total assets		14,668		13,494		4,775		32,937
Capital expenditures		622		468		17		1,107
Depreciation and amortization		1,139		668		47		1,854
Goodwill				773				773
Impairment				214		171		385

December 31, 2006:
Net sales	Ps.	14,068	Ps.	13,462	Ps.	433	Ps.	27,963
Intersegment sales		86		1				87
Consolidated net sales		13,982		13,461		433		27,876
Operating income		1,853		418		(154)		2,117
Total assets		13,937		11,401		3,357		28,695
Capital expenditures		894		338		20		1,252
Depreciation and amortization		1,160		595		40		1,795
Goodwill		3		785				788
Impairment		55		334		4		393

December 31, 2007:
Net sales	Ps.	14,676	Ps.	13,605	Ps.	361	Ps.	28,642
Intersegment sales		37		14				51
Consolidated net sales		14,639		13,591		361		28,591
Operating income		2,054		782		(132)		2,704
Total assets		17,040		12,835		2,312		32,187
Capital expenditures		2,328		324		43		2,695
Depreciation and amortization		870		480		64		1,414
Goodwill		3		870				873
Impairment		31		91				122
Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

Year ended December 31,
2005		2006		2007
US$	588	US$	556	US$	601

Certain geographic information about the Company’s operations is summarized as follows:

	Year ended December 31,
	2005		2006		2007
Net sales (1) to customers in:
Mexico	Ps.	10,919	Ps.	11,875	Ps.	12,707
All foreign countries, mainly the United States, Canada and Europe		15,648		16,001		15,884

Consolidated	Ps.	26,567	Ps.	27,876	Ps.	28,591

(1)	Net sales are attributed to countries based on the location of the customer.
Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in a year presented.
Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2005		2006		2007
Land and buildings, machinery and equipment:
Mexico	Ps.	15,195	Ps.	13,842	Ps.	14,960
All foreign countries, mainly the United States, Europe, Central and South America		2,620		2,481		2,881

Consolidated	Ps.	17,815	Ps.	16,323	Ps.	17,841

22.	New accounting principles

In 2007, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”), which became effective for fiscal years beginning on January 1, 2008:

•	NIF B-2, Statement of Cash Flows.

•	NIF B-10, Effects of Inflation.

•	NIF B-15, Translation of Foreign Currencies.

•	NIF D-3, Employee Benefits.

•	NIF D-4, Income Taxes.

•	INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value.

•	INIF 6, Timing of Formal Hedge Designation.

•	INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset.

Some of the significant changes established by these standards are as follows:
•
NIF B-2, Statement of Cash Flows — This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

•
NIF B-10, Effects of Inflation — CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

•
NIF B-15, Translation of Foreign Currencies — NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

•
NIF D-3, Employee Benefits — This NIF includes current and deferred PTU. Deferred PTU should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years, as follows:

The following unrecognized items will be amortized over a 5-year period, or less, if employees’ remaining labor life is less than 5 years:
•	The beginning balance of transition obligation for severance and retirement benefits.

•	The beginning balance of prior service cost and plan amendments.

•
The beginning balance of gains and losses from seniority premiums and pension benefits should be amortized over a 5-year period (net of the transition obligation), with the option to fully amortize such item against the results of 2008.

The beginning balance of gains and losses from severance benefits should be amortized against the results of 2008.

•
NIF D-4, Income Taxes — This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

•
INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value — INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

•
INIF 6, Timing of Formal Hedge Designation — INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51 of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

•
INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset - INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

23.	Authorization of financial statements issuance

On February 29, 2008 the issuance of the consolidated financial statements was authorized by:

Federico Sada G. President and Chief Executive Officer

Claudio L. Del Valle C. Chief Administrative Officer

Enrique Osorio López Chief Financial Officer

These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

24.	Differences between Mexican FRS and U.S. generally accepted accounting principles

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, (see note 3 b), whereas financial statements prepared under U.S. GAAP are presented on a historical basis. However, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As mentioned in note 22, NIF B-10, “Effects of Inflation”, is effective January 1, 2008. NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in note 3 b) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of Mexican FRS. Given the cumulative inflation in Mexico for the three years ended December 31, 2007, the Mexican economic environment will not qualify as inflationary in 2008, thereby eliminating inflationary accounting in the Company’s consolidated Mexican FRS financial statements. This will result in the elimination of certain reconciling items between Mexican FRS and U.S. GAAP in 2008 and thereafter as discussed in inserts (e) and (h) below.

The other differences between Mexican FRS and U.S. GAAP and the effect on consolidated net income (loss) and consolidated stockholders’ equity are presented below:

							2007
							(US$
	Year ended December 31,						millions)
	2005		2006		2007		(Convenience
	(Ps. millions)						Translation)
Reconciliation of Net Income (Loss):

Net income (loss) of majority interest as reported under Mexican FRS	Ps.	63	Ps.	401	Ps.	(13)	US$	(1)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see a)		(61)		26		17		2
Deferred income taxes (see b)		(436)		54		55		5
Negative goodwill and reduction in depreciation expense (see c)		112		30		—		—
Deferred workers’ profit sharing (see d)		43		(51)		—		—
Monetary position result on deferred income taxes and deferred workers’ profit sharing (see e)		27		44		31		3
Capitalization of interest (see f)		56		72		16		1
Amortization of capitalized interest (see f)		(28)		(36)		(36)		(3)
Effect of applying Bulletin B-10 (see h)		(184)		(187)		(36)		(3)
Effect of applying Bulletin B-15 (see i)		(12)		34		—		—
Derivative financial instruments (see j)		179		—		—		—
Discontinued operations (see k)		(1)		(57)		26		2
Employee retirement obligations (see m)		39		31		(15)		(1)
Purchase of Visteon’s capital investment (see n)		—		1		5		—
Sale of real estate (see o)		—		(815)		429		39
Impairment of long-lived assets (see p)		(84)		379		(10)		(1)

Total U.S. GAAP adjustments		(350)		(475)		482		44

Net (loss) income under U.S. GAAP	Ps.	(287)	Ps.	(74)	Ps.	469	US$	43

	Year ended December 31,
					2007
					(US$
					millions)
	2006		2007		(Convenience
	(Ps. millions)				Translation)
Reconciliation of Stockholders’ Equity:

Total stockholders’ equity reported under Mexican FRS	Ps.	9,366	Ps.	9,386	US$	864
Less minority interest included as stockholders’ equity under Mexican FRS (see a)		(1,892)		(1,960)		(180)

Majority stockholders’ equity under Mexican FRS		7,474		7,426		684

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see a)		(63)		(24)		(2)
Deferred income taxes (see b)		(858)		(673)		(62)
Capitalization of interest (see f)		358		374		34
Accumulated amortization for capitalized interest (see f)		(149)		(185)		(17)
Goodwill (see g)		124		124		11
Effect of applying Bulletin B-10 (see h)		4		3		—
Effect of applying Bulletin B-15 (see i)		(71)		—		—
Discontinued operations (see k)		(26)		—		—
Effect of SFAS No. 158 (see m)		(371)		(895)		(84)
Employee retirement obligations (see m)		(88)		(100)		(7)
Purchase of Visteon’s capital investment (see n)		(72)		(67)		(6)
Sale of real estate (see o)		(815)		(386)		(36)
Impairment of long-lived assets (see p)		263		253		23

Total U.S. GAAP adjustments		(1,764)		(1,576)		(146)

Total stockholders’ equity under U.S. GAAP	Ps.	5,710	Ps.	5,850	US$	538

a)	Minority interest

Under Mexican FRS, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholders’ equity section in the consolidated balance sheet.

As discussed in insert q(15) below, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the presentation of minority interest in the balance sheet (to be included within stockholders’ equity) and statement of income similar to that of Mexican FRS, for which reason the Company anticipates that this difference will no longer be applicable beginning January 1, 2009.

b)	Deferred income taxes

Under Mexican FRS as required by Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing,” income taxes are charged to results as they are incurred and the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

Under U.S. GAAP, as required by SFAS No. 109, “Accounting for Income Taxes”, the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2007.

For U.S. GAAP purposes the Company recognizes deferred taxes each period for the changes in the taxable portions of its distributable stockholders’ equity. The Company’s policy is to compare the deferred tax balance that would be required if all of the stockholders’ equity were distributed. This amount is compared to the total deferred tax balance recorded prior to this adjustment. The difference between the amount recorded and the amount calculated from the stockholders’ equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date.

For U.S. GAAP purposes the Company recognizes a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro’s intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. For Mexican FRS purposes, the Company recognizes a deferred tax asset for the temporary difference that exists between the book basis and the tax basis at the applicable rate in Mexico, which is where it expects to recognize such benefits.

U.S. GAAP differences to the extent taxable are reflected in the U.S. GAAP deferred tax balances. The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under Mexican FRS, are presented as follows:

	As of December 31,
	2006		2007

Deferred Tax Assets and Liabilities:

Employee retirement obligations	Ps.	267	Ps.	370
Discontinued operations		7		—
Sale of real estate		227		108
Purchase of Visteon capital investment		20		19
Buildings, machinery and equipment		(87)		(72)
Stockholders’ equity		(892)		(776)
Intellectual property		(342)		(269)
Other		(58)		(53)

Net deferred tax liability	Ps.	(858)	Ps.	(673)

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.
It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively. The Company’s significant operations are all located in Mexico, the United States of America, Panama, Guatemala, Costa Rica and Spain. The tax laws in these jurisdictions permit the respective tax authorities to examine previously filed tax returns for the following years:

Mexico	U.S.	Spain	Guatemala	Costa Rica
2003-2007	2003-2007	2004-2007	2004-2007	2005-2007
c)	Negative goodwill and reduction in depreciation expense

Through December 31, 2004, for purposes of Mexican FRS, the Company recorded as a component of the consolidated statements of operations the amortization of the excess of the adjusted book value over cost of certain acquisitions (negative goodwill). The period of amortization for negative goodwill was 18 months.

Under U.S. GAAP, SFAS No. 141, “Business Combinations”, requires that any negative goodwill (excess of fair value over cost) first be allocated to reduce long-lived assets acquired and if any negative goodwill remains that amount is recognized as an extraordinary gain.

Effective January 1, 2005, Bulletin B-7, conforms to the accounting established by U.S. GAAP as it relates to the accounting for negative goodwill.

d)	Deferred workers’ profit sharing

In accordance with Mexican FRS the Company determines the provision for deferred workers’ profit sharing by applying the partial accrual method of Bulletin D-4 applicable to temporary differences between the financial and adjusted tax income that are expected to reverse within a defined period. For U.S. GAAP purposes the Company accrues for workers’ profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109.

As discussed in note 22, NIF D-3, “Employee Benefits”, is effective beginning January 1, 2008, which will require companies to calculate deferred PTU using a similar balance sheet methodology similar to that required by U.S. GAAP.

e)	Monetary position result on deferred income taxes and deferred workers’ profit sharing

The monetary position result is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of such adjustments during the period, determined in accordance with the weighted average inflation factor.

As discussed in the introduction to this note as well as note 22, beginning January 1, 2008 with the issuance of NIF B-10, the Company expects that the basic financial statements under Mexican FRS will no longer include inflationary effects, for which reason, this reconciling item will no longer be applicable in the future.

f)	Capitalization of interest

Under Mexican FRS beginning January 1, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, accordingly the capitalization of the comprehensive financing result (interest expense, foreign exchange results and monetary position result) generated by borrowings obtained to finance investment directly attributable to the acquisition of qualifying assets is mandatory. Prior to the adoption of NIF D-6, the Company did not capitalize the comprehensive financing result as it was optional.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the comprehensive financing result is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, until December 31, 2006 a reconciling item for the capitalization of a portion of the comprehensive financing result was included in the U.S. GAAP reconciliation of the majority net income and majority stockholder’s equity. The amortization expense and related accumulated amortization of such items generates a difference compared to Mexican FRS.

Beginning on January 1, 2007, a reconciling item is generated for borrowings denominated in US dollars, related to the foreign exchange results and monetary position result, which is capitalized under Mexican FRS and not for U.S. GAAP. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g)	Goodwill

As mentioned in note 3 j), under Mexican FRS, until December 31, 2004 goodwill represented the excess of cost over book value of subsidiaries as of the date of acquisition and was restated using the NCPI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. Goodwill is restated using the NCPI and at least once a year is subject to impairment tests, as it ceased to be amortized under the provisions of Bulletin B-7 (see note 3 j).

In accordance with SFAS No. 142, “Goodwill and Other Intangibles Assets”, beginning in 2002 goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject at least once a year to impairment tests.

The difference between Mexican FRS and U.S. GAAP as it relates to this item is due to the accumulate amortization of goodwill recorded under Mexican FRS that has been reversed in the reconciliation of stockholders’ equity for purposes of U.S. GAAP.

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

Balance as of December 31, 2005	Ps.	763
Changes for effects of inflation and exchange rates		83

Balance as of December 31, 2006		846
Acquisition (1)		85
Changes for effects of inflation and exchange rates		63

Balance as of December 31, 2007	Ps.	994

(1)	The Company recorded goodwill of Ps. 85 related to the acquisition of 55% of the shares of Productos de Valor Agregado en Cristal, S.A. de C.V (see note 20 e).
h)	Effect of applying Bulletin B-10

As discussed in note 3 g), under Mexican FRS Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the NCPI.

As discussed in the introduction to this note as well as note 22, beginning January 1, 2008 with the issuance of NIF B-10, the Company expects that the basic financial statements under Mexican FRS will no longer include inflationary effects, for which reason, this reconciling item will no longer be applicable in the future. Further, even during inflationary periods, the alternate methodology described above has been eliminated by NIF B-10.

i)	Effect of applying Bulletin B-15

In 1997, the IMCP issued Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”, which specifies the procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro’s accounting policies for the consolidation of its foreign subsidiaries are described in notes 2 c) and 3 b). Such policies conform to the requirements of Bulletin B-15.

The Company believes that the application of the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican FRS and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC. However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. We believe that this methodology of Bulletin B-15 used to restate prior years balances for comparative purposes does not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, we are including an adjustment for the difference in methodologies of restating prior year balances. These amounts Ps. (12) and Ps. 34 in 2005 and 2006, respectively, in the reconciliation of net income, and Ps. (71) in 2006 in the reconciliation of stockholders’ equity represent the differences between (i) the balance if all amounts were adjusted by applying the NCPI, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

j)	Derivative financial instruments

As of January 1, 2005, in accordance with Mexican FRS, as mentioned in note 3 a), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10, which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Prior to the implementation of Bulletin C-10, financial instruments entered into for hedging purposes were valued using the same valuation criteria of the underlying assets or liabilities hedged, and the effect of such valuation was recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks were being hedged.

The Company determined that the accounting for derivative financial instruments is the same for Mexican FRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007. The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

k)	Discontinued operations

Mexican FRS as defined by Bulletin C-15, “Impairment of Long-lived Assets and their Disposal”, requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. Bulletin C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each business being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

U.S. GAAP as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires that an entity report as discontinued operations those components of its business that have been classified as held for sale. A component of an entity is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the business. Individually insignificant disposals of a component of an entity should be aggregated for purposes of assessing materiality for all periods presented. Therefore, individually insignificant dispositions should be aggregated and reported as discontinued operations under SFAS No. 144 beginning in the period the impact of the dispositions is material to the financial statements of any period presented. This evaluation should also include the effect of the gain or loss on sale of the component.

As a result of the differences identified above between U.S. GAAP and Mexican FRS, the following components of the Company’s business were presented as discontinued operations for U.S. GAAP purposes and were not under Mexican FRS due to their low level of significance.

•
On April 1, 2005, the Company sold 100% of its interest in Plásticos Bosco, S.A. de C.V. and Inmobiliaria de la Suerte, S.A. de C.V., which it refers to collectively as “Bosco,” its subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermo fold ware and industrial products, to Convermex, S.A. de C.V., which it refers to as “Convermex,” for US$10 million in cash. The consolidated net sales and operating loss of Bosco were approximately Ps. 112 and Ps. 8, respectively, during the period beginning on January 1, 2005 and ending on April 1, 2005. The Company recorded a loss for the sale of Bosco of Ps. 137.

•
On March 2, 2006, the Company sold its 51% interest in Química M, to Solutia Inc. for US$ 20 million in cash, recognizing a gain on sale of Ps. 101 under Mexican FRS and Ps. 100 under U.S. GAAP. Solutia is now the sole owner of this Mexican operation, which was formed in 1995. Química M was previously included in our Flat Glass reportable segment.

Basis difference between U.S. GAAP and Mexican FRS — The basis of the assets and liabilities under U.S. GAAP of the entities mentioned above at the time of their sale was different from the basis of such assets and liabilities under Mexican FRS; accordingly, the gain recorded on disposal of such entities under U.S. GAAP differs from that under Mexican FRS.
Disclosures of discontinued operations — The following table discloses the condensed statements of operations of the Company’s discontinued operations (includes Vitrocrisa, which is considered to be a discontinued operation under both Mexican FRS and U.S. GAAP) for purposes of U.S. GAAP:

	For the year ended December 31, 2006
	Vitrocrisa		Química M		Total
Condensed Statement of Operations:
Sales	Ps.	1,033	Ps.	82	Ps.	1,115
Cost of sales		861		75		936
General, administrative and selling expenses		130		5		135

Operating income		42		2		44
Total financing cost and other expenses		(96)		(2)		(98)

Loss before income tax		(54)		—		(54)
Income tax benefit (expense)		23		(1)		22

Net loss	Ps.	(31)	Ps.	(1)	Ps.	(32)

	For the year ended December 31, 2005
	BOSCO		Vitrocrisa		Química M		Total
Condensed Statement of Operations:
Sales	Ps.	112	Ps.	2,345	Ps.	644	Ps.	3,101
Cost of sales		102		2,004		540		2,646
General, administrative and selling expenses		18		277		40		335

Operating (loss) income		(8)		64		64		120
Total financing cost and other expenses		(2)		(63)		(6)		(71)

(Loss) income before income tax		(10)		1		58		49
Income tax (expense) benefit		(1)		3		(18)		(16)

Net (loss) income	Ps.	(11)	Ps.	4	Ps.	40	Ps.	33

l)	Deconsolidation of Comegua

For Mexican FRS purposes, based on: (a) the Company’s control over the CEO whose function is to govern the operating decisions and financial policies of Comegua; (b) the Company’s sole right to propose the CEO for designation by the Board of Directors of Comegua; and (c) the Company’s sole right to remove the CEO, the Company concludes that it controls Comegua as defined by Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares” and therefore, Comegua should be consolidated in accordance with Mexican FRS.

For U.S. GAAP purposes, the Company has determined that the control it retains over the management of the annual budget of Comegua is not unilateral and is not sufficient to meet all of the technical requirements for consolidation. The Company’s position is based on the guidance provided by EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Under EITF 96-16, such approval and veto rights held by the minority shareholders of Comegua, including the approval of annual budget, qualify as substantive participating rights and therefore do not allow the Company to consolidate Comegua in its financial statements for U.S. GAAP purposes. Therefore, the Company’s investment in Comegua is recorded by applying the equity method in the Company’s U.S. GAAP consolidated financial statements. (See insert q(3)).

m)	Employee retirement obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its Mexican FRS consolidated financial statements, the Company applies Bulletin D-3. Prior to 2006, the accounting treatment for pensions and seniority premiums set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, “Employers’ Accounting for Pensions”. The Company records the pension cost determined by actuarial computations, as described in notes 3 k) and 11. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2007 and 2006 are also described in note 11.

Severance indemnities — Under Mexican FRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Post employment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican FRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles. The tables below reflect the requirements under U.S. GAAP, which applies SFAS No. 112 standard for all years presented.

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. There is no impact on results of operations or cash flows. Retrospective application of this standard is not permitted.

A reconciliation of the Company’s employee retirement obligations from Mexican FRS to U.S. GAAP is shown in the following table:

	2006		2007
Employee retirement obligations under Mexican FRS	Ps.	1,563	Ps.	1,245
Effect of SFASB No 158 adjustment		863		1,220
Effect of retirement obligations		88		100
Additional minimum liability adjustment under Mexican FRS (1)		(1,030)		(796)
Comegua’s employee retirement obligations (see l)		(80)		(83)

Employee retirement obligations under U.S. GAAP	Ps.	1,404	Ps.	1,686

(1)	Includes Ps. 492 and Ps. 448 recognized in stockholders’ equity, net of the deferred income tax of Ps. 182 and Ps. 123 as of December 31, 2006 and 2007, respectively.
For purposes of determining the cost of its pension plans, seniority premiums and severance indemnities under U.S. GAAP, the Company applies SFAS No. 87, as amended by SFAS No. 158, and SFAS No. 112. The Company uses a December 31 measurement date for its pension plans, seniority premiums and severance indemnities. The additional pension disclosures required by SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, as amended by SFAS No. 158, which are applicable to the Company, are presented below:

	2006		2007
Change in benefit obligation:

Benefit obligation at beginning of year	Ps.	2,679	Ps.	2.694
Service cost		71		74
Interest cost		143		150
Amendments		—		378
Actuarial losses		186		208
Benefits paid		(385)		(351)
Settlements		—		82

Benefit obligation at end of year		2,694		3,235

Changes in plan assets:
Fair value of plan assets at beginning of year		720		1,290
Contribution of cash and securities		449		328
Return on plan assets		380		184
Benefits paid		(259)		(253)

Fair value of plan assets at end of year(1)		1,290		1,549

Employee retirement obligations- unfunded status	Ps.	1,404	Ps.	1,686

(1)	Includes approximately Ps. 1,139 and Ps. 914 as of December 31, 2007 and 2006, respectively of Vitro common stock (47,472,678 shares).

Net periodic pension cost for 2005, 2006 and 2007 are summarized below:

	Year ended December 31,
	2005		2006		2007
Service cost	Ps.	61	Ps.	71	Ps.	74
Interest cost		137		143		150
Return on plan assets		(44)		(49)		(88)
Net amortization and deferral		172		243		86
Settlement cost		—		—		117

Net periodic pension cost	Ps.	326	Ps.	408	Ps.	339

The unrecognized items included in accumulated other comprehensive income (AOCI) as of December 31, 2007 are as follows:

	2007
Unrecognized items included in AOCI:
Transition obligation	Ps.	142
Prior service cost		181
Net actuarial gain		897

Unrecognized items	Ps.	1,220

Unrecognized items included in AOCI, net of tax of Ps. 342	Ps.	878

The amounts related to the Company’s employee retirement obligations recognized in other comprehensive income, arising during 2007 and as a result of being recognized as components of net periodic cost for the period are as follows:

	Transition		Prior service		Net actuarial
	obligation		cost		gain		Total
Balance as of December 31, 2006	Ps.	160	Ps.	174	Ps.	529	Ps.	863
Amounts arising during the period		6		23		516		545
Curtailment / Settlement effect		—		(2)		(100)		(102)
Amounts recognizad as components of net periodic cost		(24)		(14)		(48)		(86)

Balance as of December 31, 2007	Ps.	142	Ps.	181	Ps.	897	Ps.	1,220

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic service cost during 2008 are summarized below:

Transition Obligation	Ps.	23
Prior Service cost		18
Net Actuarial gain		40

The trust assets consist of fixed income and variable funds, valued at market value. As of December 31, 2006 and 2007, the pension plan assets were invested in the following financial instruments:

	2006	2007
Fixed Rate:
Federal Government instruments	29%	25%
Variable Rate:
Equity securities traded on the Mexican Stock Exchange	71%	75%

	100%	100%

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

Contributions to the pension plans amounted to Ps. 449 and Ps. 328 as of December 31, 2006 and 2007, respectively. The Company estimates that the contributions to the pension plan funds during 2008 are expected to be approximately Ps. 261. Expected benefit payments for our pension plans, seniority premium and severance indemnities are as follows:

Year ended			Seniority		Severance
December 31,	Pension		Premium		Indemnities
2008	Ps.	261	Ps.	10	Ps.	27
2009		259		9		24
2010		299		9		21
2011		228		9		19
2012		229		9		17
2013 – 2017		1,108		46		57

As discussed in note 22, NIF D-3, “Employee Benefits”, is effective January 1, 2008. The Company is in the process of determining what effects, if any, adoption of this new NIF will have on this reconciling item.

n)	Purchase of Visteon’s capital investment

In connection with the termination of the joint venture agreement between Viméxico and Visteon discussed in note 20 d), under Mexican FRS as established in Bulletin B-7, “Business Acquisitions” the Company recognized the difference between the price paid and the book value of Ps. 70 as a credit in the majority stockholders’ equity. Under U.S. GAAP, in accordance with SFAS No. 141, “Business Combinations” the excess over cost of Ps. 90 was allocated as a pro rata reduction of the acquired assets.

o)	Sale of real estate

As disclosed in note 7 c) on December 14, 2006, Vitro sold real estate located in Mexico City used by COVISA for US$ 100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. In connection with the sale of the property, the Company agreed to deliver the real estate within 24 months following the sale, free and clear of all buildings and fixtures, as well as any environmental claims, recording reserves of Ps. 56 for the estimated asset retirement costs and prepaid rent of Ps. 62 for the estimated fair value of the rental expense over the 24 months. Vitro is obligated to refund the US$ 80 million to the purchaser in the event that the property is not delivered to the purchaser within 24 months following the sale. A third party financial institution has guaranteed the repayment of the purchase price in the event Vitro does not deliver the property by such time and fails to refund the purchase price to the purchaser. Under U.S. GAAP, in accordance with SFAS No. 66, “Accounting for Sales of Real Estate”, SFAS No. 13, “Leases” and SFAS No. 98, “Accounting for Leases” as a result of the Company’s level of continuing involvement the gain on the sale of the land has been deferred and is being recognized in earnings during the two years over which the Company continues to utilize the property. During 2007, the Company recognized Ps. 429 in earnings related to this transaction.

The depreciation estimates of the fixed assets that will be disposed of as a result of the real estate sale have been adjusted to reflect the use of the assets over their shortened useful lives. Such change in estimate is being accounted for prospectively. For purposes of Mexican FRS, the Company wrote off the net book value of the fixed assets against the gain on sale.

For U.S. GAAP purposes, a difference results due to the depreciation expense related to the fixed assets that were written off under Mexican FRS.

p)	Impairment of long-lived assets

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

In 2005 and 2006, for Mexican FRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 111 and Ps. 334, respectively within its Flat Glass reportable segment as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater then the carrying value of the asset.

In 2005 for U.S. GAAP purposes, based on fair value appraisals received, the Company recorded an impairment charge of Ps. 195 for land and buildings located at its corporate offices classified as available for sale in accordance with SFAS No. 144. This charge is recorded in operating income for U.S. GAAP purposes. Under Mexican FRS, the assets did not meet the definition of held for sale as required by Bulletin C-15 as such assets were still in use by the Company at that time. The discounted cash flow model utilized by the Company did not result in an impairment charge for Mexican FRS purposes. During 2006 as disclosed in note 7 d), Vitro sold one of its buildings located at its corporate headquarters recognizing a loss on sale of Ps. 138 under Mexican FRS and PS. 93 under U.S. GAAP.

As a result of the transactions described above, differences result between Mexican FRS and U.S. GAAP due to the depreciation expense on fixed assets being recorded each year.

q)	Other differences and supplemental U.S. GAAP disclosures
1.	Accounts receivable securitizations

The Company has included additional disclosures in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, primarily related to the retained interests in the securitized financial assets. See below for the additional disclosures required by SFAS No. 140:

•
In 2004, VVP entered into an agreement to sell of its accounts receivable, on a revolving basis, to VVP Funding, a wholly owned subsidiary of VVP. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote and self liquidating. Also, during 2004, VVP and VVP Funding entered into agreement with an unrelated financial institution whereby VVP Funding, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, sells an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash, up to a maximum amount of US$ 40 million, and retain undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140. Effective April 16, 2007, a new agreement was signed and amended to increase the maximum selling amount from US$ 40 million to US$ 50 million. The agreement expires in April 2008 but is subject to annual renewal approval by the financial institution.

The gross receivables sold, totaling approximately US$ 78 million and US$ 76 million at December 31, 2006 and 2007, respectively, are reflected as a reduction of trade accounts receivable. Estimated fair value of the retained undivided interests securitized receivables at December 31, 2007 and 2006, totaled US$ 29 million and US$ 32 million and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.3%, would decrease the year-end valuation by approximately US$ 151 million, and 20% increase in expected credit losses and allowances, to 3.6%, would decrease the year-end valuation by approximately US$ 302 million. Similarly, 10 or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10 or 20% variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

Proceeds received by the Company from the revolving securitizations aggregated to US$ 492 million and US$ 498 million for the years ended December 31, 2006 and 2007, respectively, and are included in cash flows from operating activities. Securitization fees totaled US$ 3 million for the years ended December 31, 2006 and 2007 and are included in general and administrative expenses. Delinquencies on securitized rec eivables, representing amounts over 60 days past due, totaled US$ 9 million and US$ 12 million at December 31, 2006 and 2007, respectively with credit losses totaling US$ 2 million for the years then ended. VVP continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2006 and 2007, the Company received servicing fees totaling US$ 0.6 million each year.

•
Securitization of VENA trade receivables. — On March 31, 2005, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V. and Comercializadora Álcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a revolving accounts receivable facility, through which such companies obtained Ps. 550 (nominal amount) and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis during four years, to a fideicomiso (the “Mexican Trust”, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 (nominal amount) was obtained through the issuance of certified preferred securities (certificados bursátiles preferentes) that trade on the Mexican Stock Exchange issued by the Mexican Trust, and US$ 19 million in subordinated notes, which have a payment guarantee by Vitro. The interest payments and eventual principal reimbursement on the certificados bursátiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Mexican Trust. The transfer of undivided ownership interests from VENA to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

At December 31, 2006 and 2007, the gross receivables sold to the Trust totaled Ps. 1,074 and Ps. 1,075 respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was Ps. 529 and Ps. 312, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 0.01% increase in the 12-month peak 3-month average loss ratio from the May 31, 2007 amount to 0.76% would result in a reduction in the availability equal to 0.13% of eligible funds.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 8,434 and Ps. 9,065 for the years ended December 31, 2006 and 2007, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 22 in 2006 and Ps. 28 in 2007. VENA continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2007 and 2006, the Company received servicing fees totaling Ps. 31 and Ps. 26, respectively.

•
Securitization of Viméxico (formerly Vitro Plan) trade receivables. — On August 22, 2005, Dinavisa, Vitro Flotado Cubiertas, S.A. de C.V. (“VFC”), Vidrio y Cristal and VAU, all subsidiaries of Viméxico, closed a five year revolving accounts receivable facility through which such companies obtained US$ 21.5 million. The Viméxico subsidiaries entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a Mexican Trust that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The US$ 21.5 million was obtained through a private issuance of notes in the United States. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Viméxico and sold to the Mexican Trust. The transfer of undivided ownership interests from Viméxico to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables in accordance with SFAS No. 140.

At December 31, 2006 and 2007, the gross receivables sold to the Trust totaled Ps. 574 and Ps. 580, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2006 and 2007 was Ps. 332 and Ps. 346, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 0.01% increase in the 12-month peak 3-month average loss ratio from the May 31, 2006 amount to 3% would result in a reduction in the availability equal to 0.10% of eligible funds.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 560 and US$ 286 million dollars and Ps. 856 and US$ 152 million dollars for the years ended December 31, 2006 and 2007, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 56 and US$ 1 million dollars, and Ps. 16 and US$ 1 million dollars at December 31, 2006 and 2007, respectively. Viméxico continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2006 and 2007, the Company received servicing fees totaling Ps. 11.

2.	Reclassifications:
(a)
Gain or loss on sale of assets — The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in the Company’s U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under Mexican FRS are included in other expenses in the Company’s consolidated Mexican FRS financial statements (see note 16).

(b)
Classification of workers’ profit sharing — Under Mexican FRS, statutory employee profit sharing is presented under other income and expenses. In the Company’s U.S. GAAP statements of operations, workers’ profit sharing expense is classified as an operating expense.

(c)
Restructuring charges — During 2006 and 2007, the Company restructured certain operating units and its corporate and administrative functions. For Mexican FRS purposes the corresponding costs met the definition of a restructuring charge and were included in other expenses in the Company’s consolidated financial statements, but for U.S. GAAP purposes the Company applied SFAS No. 112. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

3.
Equity method investments — Through July 27, 2007, the Company accounted for its 50% joint venture investments in Vitro AFG under the equity method for US GAAP purposes and under proportionate consolidation method for Mexican FRS. Subsequent to acquiring the remaining 50% of the outstanding shares and assuming complete control over its operations, the Company began to consolidate its wholly-owned subsidiary (see note 20 f) for both Mexican FRS and U.S. GAAP. In addition, as mentioned in note 24 l) we account for Comegua under the equity method for U.S. GAAP purposes.

Summary information of the Company’s equity method investments is as follows:

	As of and for the year ended December 31,
	2006		2007*	2006		2007
	AFG			Comegua
Current assets	Ps.	42		Ps.	1,348	Ps.	1,117
Total assets		884			2,467		2,863
Current liabilities		402			384		539
Total liabilities		434			968		1,326
Stockholders’ equity		450			1,499		1,537

	As of and for the year ended December 31,
	2006		2007*		2006		2007
	AFG				Comegua
Net sales	Ps.	224	Ps.	368	Ps.	1,789	Ps.	2,127
Net income (loss)		14		(134)		14		38
Cash flow information:
Operating activities	Ps.	2		(6)	Ps.	107	Ps.	344
Financing activities		—				225		380
Investing activities		—				(344)		(694)

*	For the period from January 1 through July 27, 2007.
Under U.S. GAAP, as of December 31, 2006 the Company’s investment in AFG was Ps. 225 and the investment in Comegua was Ps. 745 and Ps. 763 as of December 31, 2006 and 2007, respectively.
4.
Weighted-average interest rates — The weighted-average interest rates on short-term borrowings outstanding as of December 31, 2005, 2006 and 2007 were approximately 7.31%, 8.85% and 7.75%, respectively.

5.
Fair value of financial instruments — SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company’s significant financial instruments not previously disclosed in these financial statements were as follows:

	December 31, 2006				December 31, 2007
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
Liabilities:
Short-term borrowings	Ps.	319	Ps.	319	Ps.	398	Ps.	398
Long-term debt(1)		12,507		13,036		14,520		13,948

(1)	Includes current portion of long-term debt.

The fair value of short-term borrowings approximates their carrying value due to their short maturities. The fair value of the US (dollar denominated) publicly traded long-term debt was Ps. 7,567 and Ps. 13,067 as of December 31, 2006 and 2007, respectively, and its related book value was Ps. 7,038 and Ps. 13,639 respectively. The fair value of the remaining long-term debt approximates its book value of Ps. 5,469 and Ps. 881 as of December 31, 2006 and 2007, respectively.

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

The fair value information presented herein is based on information available to management as of December 31, 2006 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

6.
Earnings per share in accordance with U.S. GAAP — Earnings per share in accordance with U.S. GAAP is based on the provisions of SFAS No. 128, “Earnings Per Share”. The methodologies required by Mexican FRS and U.S. GAAP as it relates to the calculation and presentation of the Company’s basic and diluted earnings per share differs only in the net income (loss) utilized for purposes of the calculation.

Income (loss) per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2005		2006		2007
Basic and diluted income (loss) per share from continuing operations	Ps.	(0.66)	Ps.	(1.92)	Ps.	1.37
Discontinued operations		(0.38)		1.66

Basic and diluted income (loss) per common share	Ps.	(1.04)	Ps.	(0.26)	Ps.	1.37

7.
Comprehensive income — Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. Vitro’s items of other comprehensive income are: loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, the currency translation adjustment and the amortization of unrecognized items related to its labor obligations.

See note 24 r), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130, “Reporting Comprehensive Income”. There were no reclassification adjustments for any of the periods presented.

8.
Share-based Payment — In 2006 the Company adopted and currently applies SFAS No. 123(R), “Share-Based Payment”, in accounting for its share-based payment awards. The Company’s employee stock option plan was adopted in 1998. The disclosures required under U.S. GAAP as they relate to this plan are included in note 14 c).

9.
Restrictions that limit the payment of dividends by the registrant — The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company’s indebtedness, the Company relies on income from advances, fees, interest and dividends from its’ subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company’s subsidiaries’ ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries’ shareholders (including the Company’s joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders’ meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2007 and 2006, the net assets of the Company’s subsidiaries were not restricted.

10.
Concentration of credit risk — The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 8% of consolidated net sales in 2007, 2006 and 2005, the Company has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company’s three largest customers accounted for approximately 15% of its consolidated net sales in 2007, 2006 and 2005. The Company conducts periodic evaluations of its customers’ financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

11.
Irrevocable Standby Letters of Credit — As of December 31, 2006 and 2007 VVP Holdings Corp. (one of the Company’s U.S. subsidiaries), had outstanding irrevocable standby letters of credit issued, for insurance purposes, totaling US$18 and US$13, respectively.

12.
Vicap Notes — 11 3/8% Vicap Notes registered under the U.S. Securities Act of 1933 were issued by Vicap (now known as SOFIVSA), the Company’s 100% owned finance subsidiary, and fully and unconditionally guaranteed by Vitro. There are no restrictions on the ability of Vitro to obtain funds from SOFIVSA by dividend or loan. The Vicap Notes were repaid prior to their maturity date in March 2007.

13.
Major Maintenance Activities — The provisions of FASB Staff Position AUG AIR.1 “Accounting for Planned Major Maintenance” became effective on January 1, 2007; this guidance prohibits the use of the accrue-in-advance method of accounting for planned major maintenance. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

14.
Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation.

As mentioned in note 22, NIF B-2, “Statement of Cash Flows”, is effective January 1, 2008. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period and establishes general rules for the presentation, structure and preparation of a cash flow statement and replaces the statement of changes in financial position on a prospective basis.

15.	Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations—a replacement of FASB No. 141”. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of this standard is dependant upon the level of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (to be included within stockholders’ equity) and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of this standard is dependant upon the level of future acquisitions.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or APB Opinion No. 12, “Omnibus Opinion-1967”, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting EITF 06-4 on its consolidated financial position and results of operations; however, the Company currently expects that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with executive officers of the Company.

16.	Subsequent event

By resolution adopted by the Ordinary General Shareholders Meeting on April 17, 2008, the Company paid on May 12, 2008 a cash dividend in an amount of Ps. 0.40 per share, for a total amount of Ps. 143 million.

r)	Comparative consolidated financial statements — U.S. GAAP

CONSOLIDATED BALANCE SHEETS
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2007)

	December 31,
	2006		2007
Assets
Cash and cash equivalents	Ps.	1,081	Ps.	1,491
Trade receivables, net		1,042		1,293
Retained undivided interests in securitized receivables		1,249		968
Other receivables		1,167		2,589
Inventories		3,537		3,720
Deferred income taxes		140		634

Current assets		8,216		10,695
Investment in unconsolidated and associated companies		970		764
Land and buildings, net		7,992		7,884
Machinery and equipment, net		6,150		7,179
Construction in progress		822		1,539
Goodwill		846		994
Other assets		1,101		930

Total assets	Ps.	26,097	Ps.	29,985

Liabilities
Short-term borrowings	Ps.	185	Ps.	253
Current maturities of long-term debt		57		485
Trade payables		2,035		2,339
Sundry creditors		849		2,209
Accrued expenses		969		1,346
Current portion of unrealized gain on sale of real estate		524		484

Current liabilities		4,619		7,116

Long-term debt		12,063		13,439
Employee retirement obligations		1,404		1,686
Unrealized gain on sale of real estate		502		—
Deferred income taxes		466		477
Other long-term liabilities		218		205

Long-term liabilities		14,653		15,807

Total liabilities		19,272		22,923

Minority interest in consolidated subsidiaries		1,115		1,212

Stockholders’ Equity
Total stockholders’ equity		5,710		5,850

Total liabilities, minority interest in consolidated subsidiaries and stockholders’ equity	Ps.	26,097	Ps.	29,985

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2007)

	Year ended December 31,
	2005		2006		2007

Net sales	Ps.	24,292	Ps.	25,655	Ps.	26,159
Cost of sales		17,570		18,875		18,429

Gross profit		6,722		6,780		7,730
Selling, general and administrative expenses, net		5,891		5,344		5,206

Operating income		831		1,436		2,524

Interest expense		2,390		2,487		2,138
Interest income		(163)		(133)		(169)
Exchange loss (gain), net		(417)		214		83
Gain from monetary position		(447)		(536)		(504)

Total financing cost		1,363		2,032		1,548

Operating (loss) income after financing cost		(532)		(596)		976
Other income (expenses), net		415		52		(491)

(Loss) income from continuing operations before taxes		(117)		(544)		485
Income and asset tax (benefit) expense		(144)		175		(74)
Minority interest		(216)		150		(107)
Share in earnings of unconsolidated associated companies		6		15		17

Net (loss) income from continuing operations		(183)		(554)		469
Discontinued operations including a (loss) gain on disposal of discontinued operations of Ps. (137) in 2005 and Ps. 513 in 2006, net of taxes of Ps. (4) and Ps. (86) respectively		(104)		480		—

Net (loss) income	Ps.	(287)	Ps.	(74)	Ps.	469

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
U.S. GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2007)

	2005		2006		2007

Stockholders’ equity at the beginning of the year	Ps.	5,375	Ps.	4,913	Ps.	5,710
Comprehensive income (loss):
Net income		(287)		(74)		469

Other comprehensive income (loss):
Employee retirement obligations		22		—		(282)
Gain from holding nonmonetary assets		37		(126)		(141)
Cumulative translation adjustment		(18)		1		11
Deferred income taxes		(439)		(67)		259
Deferred workers’ profit sharing		7		—		—
Effect of applying Bulletin B-10		(96)		(34)		32

Other comprehensive loss		(487)		(226)		(121)

Comprehensive loss		(774)		(300)		348
Bulletin B-15 adjustments		241		(45)		(72)
SFAS No. 158 adjustment		—		(131)		—
Canceled dividends		164		—		—
Dividends declared and paid		(100)		(95)		(136)
Sale of treasury stock		7		70		—
Issuance of capital stock		—		577		—
Dilution of minority interest		—		721		—

Stockholders’ equity at the end of the year	Ps.	4,913	Ps.	5,710	Ps.	5,850

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS*
(Millions of nominal pesos)

	Year ended December 31,
	2005		2006		2007
Operating Activities:
(Loss) income from continuing operations in constant pesos	Ps.	(183)	Ps.	(554)	469
Effect of constant pesos and monetary gain		(370)		(453)	(532)

(Loss) income from continuing operations in nominal pesos		(553)		(1,007)	(63)
Add (deduct) non-cash items:
Minority interest		200		(145)	108
Depreciation and amortization		1,636		1,718	1,400
Provision for employee retirement obligations and other long-term liabilities		293		377	344
Amortization of debt issuance costs		200		188	166
Share in earnings of unconsolidated associated companies		(6)		(13)	(17)
Dividends received from unconsolidated associated companies		17		12	28
Fair value of derivative financial instruments		(123)		(107)	208
Gain on execution of Vitro Club’s trust		(424)		—	—
Gain from sale of subsidiaries		—		34	12
Write-off and loss (gain) from sale of fixed assets		428		48	(371)
Deferred income tax and workers’ profit sharing		(323)		71	(404)
Exchange (gain) loss		(373)		197	145
Changes in operating assets and liabilities
Increase in trade payables		97		213	278
Decrease (increase) in trade receivables		616		26	(181)
(Increase) decrease in inventories		(170)		320	(265)
Changes in other current assets and liabilities		(482)		(471)	465
Employee retirement obligations		(282)		(557)	(472)
Net income (loss) from discontinued operations		31		(30)	—
Operating assets and liabilities from discontinued operations		151		29	—

Net cash provided by operating activities		933		903	1,383

Investing Activities:
Sale of land, buildings, machinery and equipment		29		1,342	71
Investment in land, buildings, machinery and equipment		(978)		(1,009)	(2,146)
Sale of subsidiaries and associated companies		157		1,049	38
Investment subsidiaries					(177)
Restricted cash		1		385	(327)
Discontinued operations		(178)		20	—
Capital distribution to minority interest		—		(21)	(21)
Deferred charges and other long-term assets		(64)		(86)	(316)

Net cash (used in) provided by investing activities		(1,033)		1,680	(2,878)

	Year ended December 31,
	2005		2006		2007
Financing Activities:
Proceeds from short-term borrowings		2,820		4,603		2,413
Proceeds from long-term debt		5,606		840		13,581
Payment of short-term borrowings		(3,927)		(3,191)		(4,644)
Payment of long-term debt		(5,278)		(5,419)		(9,201)
Debt issuance costs		(183)		(23)		(285)
Issuance of capital stock		—		556
Sale (purchase) of treasury stock		7		67		(1)
Dividends paid to stockholders of Vitro		(90)		(92)		(133)
Dividends paid to minority interests		(67)		(20)		(47)
Other financing activities						279
Discontinued operations		(4)		(19)

Net cash (used in) provided by financing activities		(1,116)		(2,698)		1,962

Net (decrease) increase in cash and cash equivalents		(1,216)		(115)		467
Exchange rate effect on cash and cash equivalents		(47)		26		(18)
Balance at beginning of year		2,394		1,131		1,042

Balance at end of year	Ps.	1,131	Ps.	1,042	Ps.	1,491

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps.	1,773	Ps.	1,694	Ps.	1,369
Income taxes		246		20		441

*
This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the American Institute of Certified Public Accountants.

Schedule II — Valuation and Qualifying Accounts — Mexican FRS
For the years ended December 31, 2007, 2006 and 2005
Millions of constant Mexican pesos as of December 31, 2007

	Balance at the						Changes for
	beginning of						effects of		Balance at the end
	year		Additions		Deductions		inflation		of the year

Year ended December 31, 2007
Allowance for doubtful accounts	Ps.	213	Ps.	115	Ps.	(59)	Ps.	(7)	Ps.	262
Deferred tax valuation allowance		269		159		(132)		(10)		286

	Ps.	482	Ps.	274	Ps.	(191)	Ps.	(17)	Ps.	548
Year ended December 31, 2006
Allowance for doubtful accounts	Ps.	203	Ps.	72	Ps.	(55)	Ps.	(7)	Ps.	213
Deferred tax valuation allowance		628		192		(526)		(25)		269

	Ps.	831	Ps.	264	Ps.	(581)	Ps.	(32)	Ps.	482

Year ended December 31, 2005
Allowance for doubtful accounts	Ps.	136	Ps.	105	Ps.	(39)	Ps.	1	Ps.	203
Deferred tax valuation allowance		737		34		(118)		(25)		628

	Ps.	873	Ps.	139	Ps.	(157)	Ps.	(24)	Ps.	831

25.	Guarantor and non-guarantor financial information

As disclosed in note 10 c), the Company issued US$ 700 million of senior guaranteed notes due February 1, 2017 callable after year 2012 at a coupon of a 9.125% and US$ 300 million of senior unsecured notes due February 1, 2012 not callable for the notes’ life at a coupon of 8.65% (together the “Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at its subsidiary Viméxico.

The obligations of the Company pursuant to each series of the Notes, including any repurchase obligation resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by VENA and its wholly-owned subsidiaries and Viméxico and its wholly-owned subsidiaries.

The following Vitro subsidiaries are designated as guarantors as of December 31, 2007; Viméxico, VENA, Vitro Corporativo, S.A. de C.V., Vitro Envases Holding, S.A. de C.V., Taller de Colección Vitro, S.A. de C.V., Servicios Corporativos de Edificaciones, S.A. de C.V, Vidriera Monterrey, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V., Vidriera Guadalajara, S.A. de C.V., Vidriera Querétaro, S.A. de C.V., Vitro Cosmos, S.A. de C.V., Vidriera Toluca, S.A. de C.V., Compañía Vidriera, S.A. de C.V., Fabricación de Máquinas, S.A. de C.V., Servicios Integrales de Acabados, S.A. de C.V., Inmobiliaria Loma del Toro, S.A. de C.V., Industria del Alcali, S.A. de C.V., Comercializadora Alcali, S. de R.L. de C.V., Vidrio Lux, S.A., Vitro Packaging, Inc., Vitro Europa, Ltd., American Asset Holdings, Corp., Crisa Holding Corp., Troper Inc., Troper Services, Inc., Amsilco Holdings, Inc., BBO Holdings, Inc., Crisa Corp., Vitro Automotriz, S.A. de C.V., Vitro Flex, S.A. de C.V, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Vidrio y Cristal, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Vitrocar, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., VVP Holdings Corp., VVP Autoglass, Inc., Vitro America, Inc., Super Sky Products, Inc., Super Sky International, Inc., VVP Finance Corp., Super Sky Constructors, Inc., Vitro Colombia, S.A., VVP Europa Holdings, B.V., Vitro do Brasil Industria e Comercio, Ltda., Vitro Chemicals, Fibers and Mining, Inc., Vitro Global, Ltd, Servicios y Operaciones Financieras Vitro, S.A. de C.V., Vidrio y Cristal del Noroeste, S.A de C.V., Vidrio Plano, S.A. de C.V., Distribuidora de Vidrio y Cristal, S.A. de C.V., and Vidrio Plano de Mexicali, S.A. de C.V.

The following condensed consolidating financial information includes separate columnar information for:
•	Vitro (the parent company issuer),

•	Vitro’s combined wholly-owned guarantors,

•
Consolidated information for Viméxico and its subsidiaries (Viméxico and its wholly-owned guarantor and non-guarantor subsidiaries — the guarantor and non-guarantor financial information for Viméxico and its subsidiaries is included in note 22 of Viméxico’s consolidated financial statements),

•	Vitro’s combined non-guarantors (combined amounts of Vitro’s non-guarantor subsidiaries not already included in the consolidated Viméxico column), and

Investments in subsidiaries are accounted for by Vitro under the equity method for purpose of the supplemental consolidating information. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

a)	Supplemental condensed consolidating balance sheets presented in accordance with Mexican FRS:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		and		Vitro
As of December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	2,046	Ps.	2,941	Ps.	1,090	Ps.	4,189	Ps.	(6,296)	Ps.	3,970
Retained undivided interests in securitized receivables		—		530		693		—		—		1,223

Inventories, net		—		1,578		2,049		355		—		3,982

Current assets		2,046		5,049		3,832		4,544		(6,296)		9,175

Investments in subsidiaries		11,427		1,809		—		—		(13,236)		—

Property, plant and equipment, net		1,908		7,145		5,758		1,501		11		16,323

Deferred taxes		—		1,037		477		167		(794)		887
Other assets		904		1,068		1,079		53		(794)		2,310

Long-term assets		14,239		11,059		7,314		1,721		(14,813)		19,520

Total assets	Ps.	16,285	Ps.	16,108	Ps.	11,146	Ps.	6,265	Ps.	(21,109)	Ps.	28,695

Short-term borrowings	Ps.	—	Ps.	—	Ps.	263	Ps.	122	Ps.	—	Ps.	385
Trade payables		—		1,148		977		121		(49)		2,197

Tax liabilities		4,402		298		343		—		(5,043)		—

Accrued expenses and other current liabilities		292		2,968		2,734		1,936		(5,677)		2,253

Current liabilities		4,694		4,414		4,317		2,179		(10,769)		4,835

Long-term debt		3,484		6,456		416		2,085		—		12,441

Employee retirement obligations and other long-term liabilities		633		1,425		459		377		(841)		2,053

Long-term liabilities		4,117		7,881		875		2,462		(841)		14,494

Total liabilities		8,811		12,295		5,192		4,641		(11,610)		19,329

Total majority interest		7,474		3,813		4,516		1,624		(9,953)		7,474

Minority interest in consolidated subsidiaries		—		—		1,438		—		454		1,892

Total stockholders’ equity		7,474		3,813		5,954		1,624		(9,499)		9,366

Total liabilities and stockholders’ equity	Ps.	16,285	Ps.	16,108	Ps.	11,146	Ps.	6,265	Ps.	(21,109)	Ps.	28,695

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		and		Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	6,227	Ps.	5,962	Ps.	1,302	Ps.	921	Ps.	(8,364)	Ps.	6,048
Retained undivided interests in securitized receivables		—		312		656		—		—		968

Inventories, net		—		1,824		2,000		296		—		4,120

Current assets		6,227		8,098		3,958		1,217		(8,364)		11,136

Investments in subsidiaries		11,269		1,678		—		—		(12,947)		—

Property, plant and equipment, net		2,198		8,183		5,777		1,866		(183)		17,841

Deferred taxes		—		636		570		5		(181)		1,030
Other assets		9,538		984		1,363		117		(9,822)		2,180

Long-term assets		23,005		11,481		7,710		1,988		(23,133)		21,051

Total assets	Ps.	29,232	Ps.	19,579	Ps.	11,668	Ps.	3,205	Ps.	(31,497)	Ps.	32,187

Short-term borrowings	Ps.	131	Ps.	326	Ps.	281	Ps.	205	Ps.	—	Ps.	943
Trade payables		—		1,148		1,221		176		(83)		2,462

Tax liabilities		4,905		344		391		76		(5,716)		—

Accrued expenses and other current liabilities		2,946		4,524		2,993		665		(7,393)		3,735

Current liabilities		7,982		6,342		4,886		1,122		(13,192)		7,140

Long-term debt		13,313		—		127		535		—		13,975

Employee retirement obligations and other long-term liabilities		511		9,138		608		283		(8,854)		1,686

Long-term liabilities		13,824		9,138		735		818		(8,854)		15,661

Total liabilities		21,806		15,480		5,621		1,940		(22,046)		22,801

Total majority interest		7,426		4,099		4,453		1,265		(9,817)		7,426

Minority interest in consolidated subsidiaries		—		—		1,594		—		366		1,960

Total stockholders’ equity		7,426		4,099		6,047		1,265		(9,451)		9,386

Total liabilities and stockholders’ equity	Ps.	29,232	Ps.	19,579	Ps.	11,668	Ps.	3,205	Ps.	(31,497)	Ps.	32,187

b)	Supplemental condensed consolidating statements of operations presented in accordance with Mexican FRS:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And			Vitro
For the year ended December 31, 2005	Vitro		Guarantors		Subsidiaries		Guarantors		eliminations			Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	265	Ps.	11,921	Ps.	13,704	Ps.	1,891	Ps.	(1,214)		Ps.	26,567
Cost of sales		—		8,420		9,962		1,100		(284)			19,198

Selling, general and administrative expenses		89		2,238		3,228		785		(810)			5,530

Total financing cost		471		656		383		10		(20)			1,500

Other (income) expenses, net		(378)		357		451		(47)		111			494

Income tax expense (benefit)		23		(51)		(749)		159		99			(519)

Net income (loss) from continuing operations before change in accounting principle		60		301		429		(116)		(310)			364

Income from discontinued operations		3		—		—		3		(3)			3

Cumulative effect of change in accounting principle, net of tax		—		(94)		(132)		—		102			(124)

Net income (loss) for the year		63		207		297		(113)		(211)			243

Net minority income (loss)		—		—		185		—		(5)			180

Net majority income (loss)	Ps.	63	Ps.	207	Ps.	112	Ps.	(113)	Ps.	(20	6)	Ps.	63

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	566	Ps.	12,923	Ps.	13,462	Ps.	2,255	Ps.	(1,330)	Ps.	27,876

Cost of sales		—		8,979		9,959		1,313		(21)		20,230

Selling, general and administrative expenses		87		2,315		3,085		871		(829)		5,529

Total financing cost		374		1,242		631		49		(20)		2,276

Other expenses (income), net		3		13		450		114		(809)		(229)

Income tax expense (benefit)		150		212		(77)		46		(103)		228

Net (loss) income from continuing operations		(48)		162		(586)		(138)		452		(158)

Income (loss) from discontinued operations		449		—		—		(31)		31		449

Net income (loss) for the year		401		162		(586)		(169)		483		291

Net minority income (loss)		—		—		188		—		(298)		(110)

Net majority income (loss)	Ps.	401	Ps.	162	Ps.	(774)	Ps.	(169)	Ps.	781	Ps.	401

			Combined		Consolidated		Combined			Adjustments
			Wholly-Owned		Viméxico and		Non-			And	Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	775	Ps.	13,487	Ps.	13,605	Ps.	2,511	Ps.	(1,787)	Ps.	28,591

Cost of sales		—		9,255		9,578		1,556		(202)		20,187

Selling, general and administrative expenses		100		2,360		3,245		859		(864)		5,700

Total financing cost		803		797		443		66		(449)		1,660

Other (income) expenses, net		(2)		544		91		56		180		869

Income tax (benefit) expense		(113)		360		152		36		(391)		44

Net (loss) income for the year		(13)		171		96		(62)		(61)		131

Net minority income (loss)		—		—		182		—		(38)		144

Net majority (loss) income	Ps.	(13)	Ps.	171	Ps.	(86)	Ps.	(62)	Ps.	(23)	Ps.	(13)

c)	Supplemental condensed consolidating statements of changes in financial position presented in accordance with Mexican FRS:

			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2005	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Operating Activities:

Net income (loss) from continuing operations	Ps.	60	Ps.	301	Ps.	429	Ps.	(116)	Ps.	(310)	Ps.	364

Depreciation and amortization		6		1,071		668		109		—		1,854
Provision for employee retirement obligations		—		268		83		15		—		366
Amortization of debt issuance costs		98		100		21		—		—		219
Write-off and loss from sale of assets		—		197		220		1		(27)		391
Others non-cash charges		277		(859)		(1,068)		106		350		(1,194)

Decrease (increase) in inventories		—		61		(266)		13		23		(169)
Changes in other current assets and liabilities		(221)		498		671		52		(435)		565
Employee retirement obligations		—		(247)		(58)		(6)		—		(311)

Net resources generated by (used in) operating activities		220		1,390		700		174		(399)		2,085

Financing Activities:

Bank loans, net		(2,057)		1,045		(646)		(296)		142		(1,812)
Other financing activities		2,550		(973)		625		(319)		(2,382)		(499)

Net resources generated by (used in) financing activities		493		72		(21)		(615)		(2,240)		(2,311)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(550)		(468)		(98)		9		(1,107)
Proceeds from sale of land, machinery and equipment		—		1		31		9		(10)		31
Restricted cash		—		(122)		1		122		—		1
Investments in subsidiaries		—		—		—				—
Proceeds from sale of subsidiaries and associated companies		169		—		—		—		1		170
Other investing activities		(2,734)		(152)		(100)		359		2,360		(267)

Net resources (used in) generated by investing activities		(2,565)		(823)		(536)		392		2,360		(1,172)

Net (decrease) increase in cash and cash equivalents		(1,852)		639		143		(49)		(279)		(1,398)
Balance at beginning of year		1,854		329		180		196		279		2,838

Balance at end of year	Ps.	2	Ps.	968	Ps.	323	Ps.	147	Ps.	-	Ps.	1,440

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Operating Activities:
Net income (loss) from continuing operations	Ps.	(48)	Ps.	162	Ps.	(586)	Ps.	(138)	Ps.	452	Ps.	(158)

Depreciation and amortization		11		1,049		598		137		—		1,795
Provision for employee retirement obligations		—		279		138		3				427
Amortization of debt issuance costs		77		84		37		—		—		198
Write-off and loss from sale of assets		(882)		(56)		465		58		13		(402)
Other non-cash charges		(833)		(1,408)		(384)		3		2,494		(128)

(Increase) decrease in inventories		—		(165)		451		(73)		10		223
Changes in other current assets and liabilities		2,284		(393)		(815)		(77)		(1,284)		(285)
Employee retirement obligations		—		(406)		(188)		(2)		7		(589)

Net resources generated by (used in) operating activities		609		(847)		(284)		(89)		1,692		1,081

Financing Activities:
Banks loans, net		(1,506)		358		(2,214)		202		26		(3,134)
Issuance of capital stock		578		—		1,526		—		(1,526)		578
Other financing activities		(26)		5		469		438		(946)		(60)

Net resources (used in) generated by financing activities		(954)		363		(219)		640		(2,446)		(2,616)

Investing Activities:
Investments in land, buildings, machinery and equipment		(507)		(848)		(330)		(116)		549		(1,252)
Proceeds from sale of land, machinery and equipment		1,404		504		339		53		(607)		1,693
Restricted cash		—		35		281		103		—		419
Investments in subsidiaries		—		—		—		(218)		—		(218)
Proceeds from sale of subsidiaries and associated companies		681		65		177		—		291		1,214
Other investing activities		(562)		(5)		(117)		(376)		521		(539)

Net resources generated by (used in) investing activities		1,016		(249)		350		(554)		754		1,317

Net increase (decrease) in cash and cash equivalents		671		(733)		(153)		(3)		—		(218)

Balance at beginning of year		2		968		323		147		—		1,440

Balance at end of year	Ps.	673	Ps.	235	Ps.	170	Ps.	144	Ps.	—	Ps.	1,222

					Consolidated
			Combined		Viméxico		Combined		Adjustments
			Wholly-Owned		and		Non-		And		Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Operating Activities:
Net (loss) income	Ps.	(13)	Ps.	171	Ps.	96	Ps.	(62)	Ps.	(61)	Ps.	131
Depreciation and amortization		15		771		480		148		—		1,414
Provision for employee retirement obligations		0		176		57		28		—		261
Amortization of debt issuance costs		24		142		4		—		—		170
Impairment of long-lived assets		—		—		91		31		—		122
Loss (gain) from sale of long-lived assets		—		(89)		(55)		—		191		47
Derivative financial instruments		87		100		29		—				216
Deferred taxes		(113)		(183)		(104)		3		47		(351)
Other non-cash charges		296		22		20		—		(230)		108

(Increase) decrease in trade receivables		—		171		(194)		(39)		(145)		(207)
(Increase) decrease in inventories		—		(334)		(19)		42		3		(308)
Increase (decrease) in trade payables		—		—		223		55		(35)		243
Changes in other current assets and liabilities		741		(462)		105		(32)		77		429
Employee retirement obligations		—		(351)		(101)		(20)		—		(472)

Net resources generated by (used in) operating activities		1,037		134		632		154		(154)		1,803

Financing Activities:
Banks loans, net		9,959		(7,839)		(270)		243		(22)		2,071
Debt issuance cost		(76)		(208)		(9)		—				(293)
Dividends paid		(136)		—		(51)		(101)		73		(215)
Other financing activities		(10,266)		7,939		261		134		2,418		486

Net resources (used in) generated by financing activities		(519)		(108)		(69)		276		2,469		2,049

Investing Activities:
Investments in land, buildings, machinery and equipment		(306)		(1,919)		(324)		(445)		299		(2,695)
Proceeds from sale of land, machinery and equipment		—		239		131		1		(299)		72
Restricted cash		—		(322)		(9)		—				(331)
Investments in subsidiaries		(144)		—		(181)		—		144		(181)
Proceeds from sale of subsidiaries and associated companies		12		25		—		—		—		37
Other long-term assets		—		—		49		—		(85)		(36)
Deferred charges		—		(80)		(206)		(16)		1		(302)
Other investing activities		—		2,336				38		(2,374)

Net resources (used in) generated by investing activities		(438)		279		(540)		(422)		(2,315)		(3,436)

Net increase in cash and cash equivalents		80		305		23		8		—		416

Balance at beginning of year		673		235		170		144		—		1,222

Balance at end of year	Ps.	753	Ps.	540	Ps.	193	Ps.	152	Ps.	—	Ps.	1,638

d)	Supplemental condensed consolidating financial information reconciled from Mexican FRS to U.S. GAAP:

As disclosed in note 24, the Company’s reconciliation from Mexican FRS to U.S. GAAP does not eliminate the effects of inflation as it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other differences between Mexican FRS and U.S. GAAP and the effects on consolidated net income (loss) and consolidated stockholders’ equity as it relates to the Company’s guarantor and non-guarantor subsidiaries are presented below (see note 24 for a description of such differences):

			Combined		Consolidated			Combined		Adjustments
			Wholly-Owned		Viméxico and			Non-		and	Vitro
For the year ended December 31, 2005	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated

Net income (loss) of majority interest as reported under Mexican FRS	Ps.	63	Ps.	207	Ps.	112	Ps.	(113)	Ps.	(206)	Ps.	63

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see note 24 a)		—		(2)		2		—		(61)		(61)

Deferred income taxes (see note 24 b)		81		(130)		(387)		—		—		(436)
Negative goodwill and reduction in depreciation expense (see note 24 c)		112		—		—		—		—		112
Deferred workers’ profit sharing (see note 24 d)		—		59		(16)		—		—		43
Monetary position result on deferred income taxes and deferred workers profit sharing (see note 24 e)		—		29		(2)		—		—		27

Capitalization of interest (see note 24 f)		—		38		18		—		—		56
Amortization of capitalized interest (see note 24 f)		—		(22)		(6)		—		—		(28)
Effect of applying Bulletin B-10 (see note 24 h)		—		(114)		(70)		—		—		(184)
Effect of applying Bulletin B-15 (see note 24 i)		(8)		21		(7)		—		(18)		(12)
Derivative financial instruments (see note 24 j)		(145)		136		188		—		—		179

Discontinued operations (see note 24 k)		—		—		—		(1)		—		(1)
Employee retirement obligations (see note 24 m)		—		31		8		—		—		39
Impairment of long-lived assets (see note 24 p)		(149)		—		65		—		—		(84)

Investment in subsidiaries		(241)		—		—		—		241		—

Total U.S. GAAP adjustments		(350)		46		(207)		(1)		162		(350)

Net (loss) income under U.S. GAAP	Ps.	(287)	Ps.	253	Ps.	(95)	Ps.	(114)	Ps.	(44)	Ps.	(287)

			Combined			Consolidated	Combined		Adjustments
			Wholly-Owned			Viméxico and	Non-		and		Vitro
For the year ended December 31, 2006	Vitro		Guarantors			Subsidiaries	Guarantors		Eliminations		Consolidated

Net income (loss) of majority interest as reported under Mexican FRS	Ps.	401	Ps.	162	Ps.	(774)	Ps.	(169)	Ps.	781	Ps.	401

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest (see note 24 a)		—		—		—	—			26		26

Deferred income taxes (see note 24 b)		233		(137)		(182)	—			140		54

Negative goodwill and reduction in depreciation expense (see note 24 c)		30		—		—	—			—		30

Deferred workers’ profit sharing (see note 24 d)		—		(36)		(15)	—			—		(51)
Monetary position result on deferred income taxes and deferred workers profit sharing (see note 24 e)		(2)		33		13	—			—		44

Capitalization of interest (see note 24 f)		—		63		9	—			—		72

Amortization of capitalized interest (see note 24 f)		—		(28)		(8)	—			—		(36)

Effect of applying Bulletin B-10 (see note 24 h)		—		(119)		(68)	—			—		(187)

Effect of applying Bulletin B-15 (see note 24 i)		1		17		4	—			12		34

Discontinued operations (see note 24 k)		(57)					—					(57)

Employee retirement obligations (see note 24 m)		—		20		11	—			—		31

Purchase of Visteon’s capital investment (see note 24 n)		—		—		1	—			—		1

Sale of real estate (see 24 o)		(815)		—		—	—			—		(815)

Impairment of long-lived assets (See note 24 p)		—		—		379	—			—		379

Investment in subsidiaries		135		—		—	—			(135)		—

Total U.S. GAAP adjustments		(475)		(187)		144	—			43		(475)

Net (loss) income under U.S. GAAP	Ps.	(74)	Ps.	(25)	Ps.	(630)	Ps.	(169)	Ps.	824	Ps.	(74)

			Combined			Consolidated	Combined		Adjustments
			Wholly-Owned			Viméxico and	Non-		and		Vitro
For the year ended December 31, 2007	Vitro		Guarantors			Subsidiaries	Guarantors		Eliminations		Consolidated

Net (loss) income of majority interest as reported under Mexican FRS	Ps.	(13)	Ps.	171	Ps.	(86)	Ps.	(62)	Ps.	(23)	Ps.	(13)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see note 24 a)		—		—		3	—			21		17

Deferred income taxes (see note 24 b)		(120)		110		(37)	—			102		55
Monetary position result on deferred income taxes and deferred workers profit sharing (see note 24 e)		(10)		24		17	—			—		31

Capitalization of interest (see note 24 f)		—		16		—	—			—		16

Amortization of capitalized interest (see note 24 f)		—		(32)		(4)	—			—		(36)

Effect of applying Bulletin B-10 (see note 24 h)		—		(15)		(21)	—			—		(36)

Discontinued operations (see note 24 k)		26		—			—			—		26

Employee retirement obligations (see note 24 m)		—		(8)		(7)	—			—		(15)
Purchase of Visteon’s capital investment (see note 24 n)		—		—		5	—			—		5

Sale of real state (see note 24 o)		429		—		—	—			—		429

Impairment of long-lived assets (see note 24 p)		—		—		(10)	—			—		(10)

Investment in subsidiaries		157		—			—			(157)

Total U.S. GAAP adjustments		482		95		(54)				36		482

Net income (loss) under U.S. GAAP	Ps.	469	Ps.	266	Ps.	(140)	Ps.	(62)	Ps.	13	Ps.	469

			Combined		Consolidated		Combined			Adjustments
			Wholly-Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Total stockholders’ equity reported under Mexican FRS	Ps.	7,474	Ps.	3,813	Ps.	5,954	Ps.	1,624	Ps.	(9,499)	Ps.	9,366
Less minority interest included as stockholders’ equity under Mexican FRS (see note 24 a)		—		—		(1,438)		—		(454)		(1,892)

Majority stockholders’ equity under Mexican FRS		7,474		3,813		4,516		1,624		(9,953)		7,474

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest (see note 24 a)		—		—		(51)		—		(12)		(63)

Deferred income taxes (see note 24 b)		277		(773)		(510)		5		143		(858)

Capitalization of interest (see note 24 f)		—		315		43		—		—		358
Accumulated amortization of capitalized interest (see note 24 f)		—		(131)		(19)		—		1		(149)

Goodwill (see note 24 g)		—		—		124		—		—		124

Effect of applying Bulletin B-10 (see note 24 h)		—		(16)		20		—		—		4

Effect of applying Bulletin B-15 (see note 24 i)		(71)		—		119		—		(119)		(71)

Discontinued operations (see note 24 k)		(26)		—		—		—		—		(26)

Effect of SFASB No. 158 (see note 24 m)		—		(220)		(131)		(20)		—		(371)

Employee retirement obligations (see note 24 m)		—		(57)		(31)		—		—		(88)
Purchase of Visteon’s capital investment (see note 24 n)		—		—		(72)		—		—		(72)

Sale of real state (see note 24 o)		(815)		—		—		—		—		(815)

Impairment of long-lived assets (see note 24 p)		(149)		13		399		—		—		263

Investment in subsidiaries		(980)		—		—		—		980		—

Total U.S. GAAP adjustments		(1,764)		(869)		(109)		(15)		993		(1,764)

Total stockholders’ equity under U.S. GAAP	Ps.	5,710	Ps.	2,944	Ps.	4,407	Ps.	1,609	Ps.	(8,960)	Ps.	5,710

			Combined		Consolidated		Combined			Adjustments
			Wholly-Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Total stockholders’ equity reported under Mexican FRS	Ps.	7,426	Ps.	4,099	Ps.	6,047	Ps.	1,265	Ps.	(9,451)	Ps.	9,386
Less minority interest included as stockholders’ equity under Mexican FRS (see note 24 a)						(1,594)				(366)		(1,960)

Majority stockholders’ equity under Mexican FRS		7,426		4,099		4,453		1,265		(9,817)		7,426

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see note 24 a)		—		—		(49)		—		25		(24)

Deferred income taxes (see note 24 b)		146		(524)		(541)		6		240		(673)

Capitalization of interest (see note 24 f)		—		332		42		—		—		374
Accumulated amortization of capitalized interest (see note 24 f)		—		(163)		(22)		—		—		(185)

Goodwill (see note 24 g)		—		—		124		—		—		124

Effect of applying Bulletin B-10 (see note 24 h)		—		21		(18)		—				3

Effect of SFAS No. 158 (see note 24 m)		—		(711)		(163)		(21)				(895)

Employee retirement obligations (see note 24 m)		—		(61)		(38)		(1)				(100)

Purchase of Visteon’s capital investment (see note 24 n)		—		—		(67)		—				(67)

Sale of real state (see note 24 o)		(386)		—		—		—				(386)

Impairment of long-lived assets (see note 24 p)		(149)		12		390		—				253

Investment in subsidiaries		(1,187)		—				—		1,187

Total U.S. GAAP adjustments		(1,576)		(1,094)		(342)		(16)		1,452		(1,576)

Total stockholders’ equity under U.S. GAAP	Ps.	5,850	Ps.	3,005	Ps.	4,111	Ps.	1,249	Ps.	(8,365)	Ps.	5,850

e)	Supplemental U.S. GAAP Cash Flow Information

The classifications of cash flows under MFRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican MFRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

For the Guarantors, the following table summarizes the cash flow items as required under SFAS No. 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2005, 2006 and 2007, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power.

			Combined		Consolidated			Combined		Adjustments
			Wholly-Owned		Viméxico and			Non-		and	Vitro
As of December 31, 2005	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated
Net cash (used in) provided by operating activities	Ps.	(21)	Ps.	995	Ps.	615	Ps.	(28)	Ps.	(628)	Ps.	933
Net cash provided by (used in) financing activities		678		209		33		146		(2,182)		(1,116)
Net cash (used in) investing activities		(2,317)		(636)		(525)		(165)		2,610		(1,033)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined		Consolidated		Combined			Adjustments
			Wholly-Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2005	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Interest paid	Ps.	787	Ps.	762	Ps.	535	Ps.	668	Ps.	(979)	Ps.	1,773

Income taxes paid		(34)		162		104		58		(44)		246

				Combined		Consolidated		Combined	Adjustments
				Wholly-Owned		Viméxico and		Non-	and		Vitro
As of December 31, 2006	Vitro			Guarantors		Subsidiaries		Guarantors	Eliminations		Consolidated
Net cash provided by (used in) operating activities	Ps.	427	Ps.	(657)	Ps.	(293)	Ps.	(72)	Ps.	1,498	Ps.	903
Net cash (used in) provided by financing activities		(1,049)		181		(142)		770		(2,458)		(2,698)
Net cash provided by (used in) investing activities		1,270		(181)		308		(695)		978		1,680

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		and		Vitro
As of December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Interest paid	Ps.	549	Ps.	863	Ps.	658	Ps.	723	Ps.	(1,099)	Ps.	1,694

Income taxes paid		(1,847)		1,675		151		29	12			20

			Combined		Consolidated			Combined		Adjustments
			Wholly-Owned		Viméxico and			Non-		and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	547	Ps.	629	Ps.	549	Ps.	(30)	Ps.	(312)	Ps.	1,383
Net cash (used in) provided by financing activities		(4)		(879)		(7)		141		2,711		1,962
Net cash (used in) provided by investing activities		(438)		582		(505)		(116)		(2,401)		(2,878)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined		Consolidated		Combined			Adjustments
			Wholly-Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Interest paid	Ps.	914	Ps.	1,492	Ps.	373	Ps.	88	Ps.	(1,498)	Ps.	1,369

Income taxes paid		(581)		834		204		10		(26)		441

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Viméxico, S.A. de C.V.
Garza García, N. L., Mexico
We have audited the accompanying consolidated balance sheets of Viméxico, S.A. de C.V. and Subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007 (all expressed in millions of constant Mexican pesos as of December 31, 2007). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
As disclosed in Note 1 to the accompanying financial statements, at the Extraordinary General Shareholders’ meeting held on December 11, 2006, it was agreed to merge the Company with Vitro Plan, S.A. de C.V. (“Vitro Plan”), an affiliate under the common control of Vitro, S.A.B. de C.V.. Subsequent to the merger, the Company remained as the surviving entity and assumed all the rights and obligations of the newly merged entity. As the transaction was entered into between entities under common control, the financial statements and related disclosures of the merged entity were presented as if the two subsidiaries had been combined as of the earliest period presented, with intercompany transactions eliminated.
Effective January 1, 2005 as mentioned in Note 3 a) to the accompanying consolidated financial statements, the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, and recognized the cumulative effect of a change in accounting principle of Ps. 132 million, net of tax.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Viméxico, S.A. de C.V. and Subsidiaries as of December 31, 2006 and 2007, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007 in conformity with Mexican Financial Reporting Standards.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of stockholders’ equity as of December 31, 2006 and 2007, to the extent summarized in Note 21.
As disclosed in Note 21 to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006.
The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
C.P.C. Gricelda García Ruiz
Monterrey, N.L. Mexico
March 14, 2008 (June 23, 2008 as to Notes 21 and 22)

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2006 and 2007
(Millions of constant Mexican pesos as of December 31, 2007)

	2006		2007

Assets
Cash and cash equivalents	Ps.	170	Ps.	193
Trade receivable, net		438		670
Retained undivided interests in securitized receivables		693		656
Recoverable taxes		119		8
Other accounts receivable		363		431
Inventories		2,049		2,000

Current assets		3,832		3,958
Land and buildings		2,854		2,658
Machinery and equipment		2,743		2,943
Construction in progress		161		176
Goodwill		776		861
Intangible employee retirement obligation asset		56		72
Deferred taxes		477		570
Other assets		247		430

Long-term assets		7,314		7,710

Total assets	Ps.	11,146	Ps.	11,668

Liabilities
Short-term borrowings	Ps.	203	Ps.	254
Current maturities of long-term debt		60		27
Trade payables		977		1,221
Accrued expenses		343		391
Derivative financial instruments		25		70
Accounts and notes payables to affiliates		2,258		2,285
Other accounts payable		451		638

Current liabilities		4,317		4,886

Long-term debt		416		127
Long-term notes payables to affiliates				294
Employee retirement obligations		138		39
Deferred tax liabilities		89		76
Other liabilities		232		199

Long-term liabilities		875		735

Total liabilities		5,192		5,621

Commitments and contingencies (Note 11)
Stockholders’ equity
Capital stock		4,721		4,721
Shortfall in restatement of capital		(2,493)		(2,537)
Cumulative initial effect of deferred taxes		(1,644)		(1,644)
Minimum labor liability adjustment		(96)		(29)
Retained earnings		4,028		3,942

Total majority interest		4,516		4,453
Minority interest in consolidated subsidiaries		1,438		1,594

Total stockholders’ equity		5,954		6,047

Total liabilities and stockholders’ equity	Ps.	11,146	Ps.	11,668

The accompanying notes are an integral part of these consolidated financial statements.

Ing. Hugo A. Lara García Chief Executive Officer	Ing. Jorge Mario Guzmán Guzmán Chief Financial Officer

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2005, 2006 and 2007
(Millions of constant Mexican pesos as of December 31, 2007)

	2005		2006		2007

Net sales	Ps.	13,704	Ps.	13,462	Ps.	13,605
Cost of sales		9,962		9,959		9,578

Gross profit		3,742		3,503		4,027
Operating expenses		3,228		3,085		3,245

Operating income		514		418		782

Comprehensive financing result:
Interest expense, net		577		724		472
Exchange gain (loss)		32		(28)		(86)
Derivative financial instruments gain (loss)		7		(28)		3
Gain from monetary position		155		149		112

		383		631		443

Operating income (loss) after financing cost		131		(213)		339
Other expenses, net		451		450		91

(Loss) income before taxes		(320)		(663)		248
Income taxes (benefit) expense		(749)		(77)		152

Income (loss) before cumulative effect of change in accounting principle		429		(586)		96
Cumulative effect of change in accounting principle, net of tax		132

Net income (loss) for the year	Ps.	297	Ps.	(586)	Ps.	96

Minority income	Ps.	185	Ps.	188	Ps.	182
Net majority income (loss)		112		(774)		(86)

Consolidated net income (loss)	Ps.	297	Ps.	(586)	Ps.	96

The accompanying notes are an integral part of these consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2006 and 2007
(Millions of constant Mexican pesos as of December 31, 2007)

	2005		2006		2007

Operating activities:
Net income (loss) from continuing operations	Ps.	429	Ps.	(586)	Ps.	96
Add (deduct) non-cash items:
Depreciation and amortization		668		598		480
Provision for employee retirement obligations		70		138		57
Early extinguishment of employee retirement obligations		13		1		20
Amortization of debt issuance costs		21		37		4
Gain from sale of subsidiaries and associated companies				(100)
Impairment of long-lived assets		181		334		91
Loss (gain) from sale of long-lived assets		39		131		(55)
Mark-to-market of derivative financial instruments		(116)		(28)		29
Deferred taxes and employee profit sharing		(952)		(257)		(104)

		353		268		618
Decrease (increase) in trade receivables		508		148		(194)
(Increase) decrease in inventories		(266)		451		(19)
Increase in trade payables		33		1		223
Increase (decrease) in retained undivided interests in securitized receivables		(327)		(19)		37
Change in other current assets and liabilities		457		(945)		68
Employee retirement obligations		(58)		(188)		(101)

Net resources generated by used in operating activities		700		(284)		632

Financing activities:
Notes payable to affiliated companies		740		448		317
Proceeds from short-term bank loans		1,679		1,317		557
Proceeds from long-term bank loans		848		47		145
Amortization in real terms of bank loans		(98)		(64)		(24)
Payment of short-term bank loans		(1,575)		(1,837)		(564)
Payment of long-term bank loans		(1,500)		(1,677)		(384)
Debt issuance costs		(57)		(2)		(9)
Issuance of capital stock				1,526
Dividends paid to minority interest		(79)		(54)		(51)
Other financing activities		21		77		(56)

Net resources used in financing activities		(21)		(219)		(69)

Investing activities:
Investments in land, buildings, machinery and equipment		(468)		(330)		(324)
Proceeds from sale of land, buildings, machinery and equipment		31		339		131
Restricted cash		1		281		(9)
Investment in subsidiaries		(9)				(181)
Proceeds from sale of subsidiaries and associated companies				177
Capital distribution to minority interest		11		(109)
Long-term accounts receivables		(3)		96		53
Other long-term assets		6		(2)		(4)
Deferred charges		(105)		(102)		(206)

Net resources (used in) generated by investing activities		(536)		350		(540)

Net increase (decrease) in cash and cash equivalents		143		(153)		23
Balance at beginning of year		180		323		170

Balance at end of year	Ps.	323	Ps.	170	Ps.	193

The accompanying notes are an integral part of these consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2006 and 2007
(Millions of Mexican constant pesos as of December 31, 2007)

				Shortfall in		Cumulative		Minimum
				restatement of		initial effect of		labor liability	Retained		Minority		Stockholders’
	Capital stock			capital		deferred taxes		adjustment	earnings		interest		equity
Balance as of January 1, 2005	Ps.	3,195	Ps.	(2,541)	Ps.	(1,644)	Ps.	(101)	Ps.	4,690	Ps.	1,470	Ps.	5,069
Dividends paid												(79)		(79)
Comprehensive income				(6)				5		112		196		307

Balance as of December 31, 2005		3,195		(2,547)		(1,644)		(96)		4,802		1,587		5,297
Issuance of capital stock		1,526												1,526
Dividends paid												(54)		(54)
Decrease in minorityinterest				69								(325)		(256)
Comprehensive loss				(15)						(774)		230		(559)

Balance as of December 31, 2006		4,721		(2,493)		(1,644)		(96)		4,028		1,438		5,954
Dividends paid												(51)		(51)
Comprehensive income				(44)				67		(86)		207		144

Balance as of December 31, 2007	Ps.	4,721	Ps.	(2,537)	Ps.	(1,644)	Ps.	(29)	Ps.	3,942	Ps.	1,594	Ps.	6,047

The accompanying notes are an integral part of these consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2006 and 2007
(Millions of constant Mexican pesos as of December 31, 2007)
1	Activities of the company

Viméxico, S.A. de C.V. (“Viméxico”) and subsidiaries (the “Company”), a 91.8% subsidiary of Vitro, S.A.B. de C.V. (“Vitro” or the “Parent Company”), was incorporated on October 18, 2006, as a Mexican Company, which, through its subsidiaries, is mainly dedicated to the manufacturing and selling of float glass in the architectural and automotive industries.

At the Extraordinary General Shareholders’ meeting held on December 11, 2006, it was agreed to merge the Company with Vitro Plan, S.A. de C.V. a subsidiary under the common control of Vitro. Subsequent to the merger, the Company remained as the surviving entity and assumed all the rights and obligations of the newly merged entity. As the transaction was entered into between entities under common control, the financial statements and related footnote disclosures of the merged entity were presented as if the two subsidiaries had been combined as of the earliest period presented, with intercompany transactions eliminated (see Note 11e).

2	Basis of presentation and principles of consolidation
a.	Basis of presentation

The consolidated financial statements are prepared on the basis of Mexican Financial Reporting Standards (“NIFs” or “Mexican FRS”).

All references in the consolidated financial statements and accompanying notes, to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of United States of America (the “United States”).

b.	Consolidated subsidiaries

Those companies in which Viméxico holds, directly or indirectly, more than 50% of the capital stock, or which it controls, are included in the consolidated financial statements. For those companies in which Viméxico has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated upon consolidation. The main subsidiaries the Company consolidates as of December 31, 2007, are as follows:

	% interest in the capital
	stock
	2006	2007
Vidrio Plano de México, S.A. de C.V.	100	100
Vidrio Plano, S.A. de C.V.	100	100
Cristales Inastillables de México, S.A. de C.V.	100	100
Vitro Flex, S.A. de C.V.(1)	100	100
Cristales Centroamericanos, S.A.	100	100
Distribuidora Nacional de Vidrio, S.A. de C.V.	100	100
V.V.P. Holdings Corporation.	100	100
Cristales Automotrices, S.A. de C.V.	51	51
Distribuidor Vidriero Lan, S.A. de C.V.	100	100
Vitro Automotriz, S.A. de C.V.	100	100
Vitro Vidrio y Cristal, S.A. de C.V.	100	100
Productos de Valor Agregado en Cristal, S.A. de C.V.(4)		55
Vitro Flotado Cubiertas, S.A. de C.V.	100	100

Tecnológica Vitro Vidrio y Cristal, Ltd	100	100
IP Vitro Vidrio y Cristal, Ltd	100	100
VVP Europa Holdings BV	100	100
Vitro Cristalglass, S.L.	60	60
Vitro Chaves Industria de Vidrio, S.A.	60	60
Vidrio Plano de Mexicali, S.A. de C.V.	100	100
Vidrio y Cristal del Noroeste, S.A. de C.V.(2)	50	100
Vitro America, Inc.	100	100
Vitro Colombia, S.A.	100	100
Química M, S.A. de C.V.(3)

(1)	On September 29, 2006, the Company assumed 100% control of Vitro Flex, S.A. de C.V. (see Note 17).

(2)
On July 24, 2007, the Company acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (“Vitro AFG”) from AFG Industries Inc. (“AFG Industries”), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. (see Note 17).

(3)	On March 2, 2006, the Company sold its 51% interest in the capital stock of this company (see Note 17).

(4)
On August 29, 2007, Vitro Vidrio y Cristal, S.A. de C.V. (“Vitro VyC”), a subsidiary of Viméxico acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”) (see Note 17).

c.	Translation of financial statements of foreign subsidiaries

In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, as amended. Such companies’ financial statements are translated into Mexican pesos using the current rate method. The assets, liabilities, stockholders’ equity and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included in shortfall in restatement of capital as a component of stockholders’ equity.

d.	Comprehensive income (loss)

Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of operations. Other comprehensive income (loss) items consist of the shortfall in restatement of capital, the translation effects of foreign subsidiaries and the additional minimum labor liability adjustment.

e.	Classification of costs and expenses

Costs and expenses presented in the consolidated statements of operations were classified according to their function which allows for the analysis of the Company’s gross margin. The Company continues to present operating income in the statements of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and expenses as well as operating expenses. Such presentation is comparable with what was utilized for the years ended December 31, 2005 and 2006.

3	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with NIFs, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a.	Changes in accounting policies:

Statement of income — Beginning January 1, 2007, the Company adopted new NIF B-3, “Statement of Income”, which now classifies revenues, costs and expenses into ordinary and non-ordinary. Ordinary items are derived from primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special and extraordinary was eliminated; these items are now part of other income and expenses and non-ordinary items, respectively. Statutory employee profit sharing (“PTU”) should now be presented as an ordinary expense and no longer presented with income taxes. According to Interpretation of Financial Information Standards Number 4, “Presentation of Statutory Employee Profit Sharing in the Statement of Income” (“INIF 4”), PTU should be included within other income and expenses. The main effect of adopting this interpretation was the reclassification of current and deferred PTU for 2005, 2006 and 2007 of Ps. 25, Ps. 26 and Ps. 24 respectively, to other income and expenses.

Related parties — Beginning January 1, 2007, the Company adopted NIF C-13, “Related Parties”, which broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key management or prominent executives; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 also requires the following disclosures: 1) that the terms and conditions of consideration paid or received in transactions carried out between related parties be equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; 2) benefits granted to the entity’s key management or prominent executives. Notes to the 2005 and 2006 consolidated financial statements were amended to comply with the new provisions.

Capitalization of comprehensive financing result — Beginning January 1, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, which establishes general capitalization standards. Some of these standards include: a) mandatory capitalization of comprehensive financing result (“CFR”) directly attributable to the acquisition of qualifying assets; b) when financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) a methodology to calculate capitalizable CFR relating to funds from generic financing; d) regarding land, CFR may be capitalized if land is developed; and e) conditions that must be met to capitalize CFR and rules indicating when CFR should no longer be capitalized. The Company did not have any qualifying assets in 2007 and therefore it did not capitalize CFR during the period.

Derivative financial instruments and hedging operations — Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, and recognized the cumulative effect of a change in accounting principle in 2005 of Ps. 132, net of tax.

b.
Recognition of the effects of inflation — The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.

Viméxico’s Mexican subsidiaries use the “Indice Nacional de Precios al Consumidor” (Mexican National Consumer Price Index, or “NCPI”), published by Banco de México. For Viméxico’s foreign subsidiaries , except as noted below, the Consumer Price Index — All Urban Consumers — All Items, Unadjusted (“CPI”) published by the United States Labor Department is used to restate the financial statements, and the restated financial statements are translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s subsidiaries located in Spain, for which it applies the Price Consumption Index (“PCI”), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro.

Recognition of the effects of inflation results mainly in inflationary gains or losses on monetary and nonmonetary items that are presented in the consolidated financial statements as follows:
•
Shortfall in restatement of capital — This item, which is an element of stockholders’ equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the difference between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

•
Monetary position result — Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total comprehensive financing result. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the Company’s subsidiaries located in Spain for which it applies the PCI.

•
“Statement of Changes in Financial Position” Bulletin B-12 — This statement requires presentation of the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

c.
Cash and cash equivalents — Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

d.
Investments in securities — According to its intent, from the date of acquisition the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. The monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

Investments in securities classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, the impairment is recognized in current earnings.

Financial liabilities derived from the issuance of debt instruments are recorded at the value of the obligations they represent. Any expenses, premiums and discounts related to the issuance of debt financial instruments are amortized over the life of the instruments.

e.
Derivative financial instruments — The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized valuation techniques.

When derivatives are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented at the beginning of the hedging transaction, describing the transaction’s objective, characteristics, accounting treatment and how the ineffectiveness of the instrument will be measured.

Changes in the fair value of derivative instruments designated as hedges for accounting purposes are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes in the derivative instrument are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. Any ineffective portion of the change in fair value is immediately recognized in current earnings, within total comprehensive financing result, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses interest rate swaps, foreign currency forward contracts and different natural gas derivative instruments to manage its exposure to these market risks. The Company formally documents all hedging relationships, including their objectives and risk management strategies to carry out derivative transactions.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges for accounting purposes because they do not meet all of the requirements and are instead classified as held-for-trading for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

f.
Inventories and cost of sales — Inventories are stated at the lower of replacement cost using the latest purchase price method without exceeding net realizable value. Cost of sales is restated using replacement cost or the latest production cost at the time of the sale.

g.
Land, buildings, machinery and equipment — Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and restated using the NCPI. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on the inflation index mentioned above and the exchange rate at the end of each period.

Beginning on January 1, 2007, the carrying value of qualifying assets includes the capitalization of total comprehensive financing result.

Depreciation is calculated using the straight-line method based on the remaining estimated useful lives of the related assets. Depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	5 to 30
Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

h.
Impairment of long-lived assets in use — The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

i.	Provisions — Provisions are recognized for current obligations that result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

j.	Goodwill — Goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year is subject to impairment tests.

k.
Employee retirement obligations — Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

l.
Foreign currency balances and transactions for Mexican subsidiaries — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result in the consolidated statements of operations.

m.
Revenue recognition — Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincide with the shipment of products to customers in satisfaction of orders.

n.
Statutory employee profit sharing (“PTU”) — Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

o.
Income taxes — Income taxes are recorded in the results of the year in which they are incurred. Beginning October 2007, based on its financial projections, the Company must determine whether it will essentially incur income tax (“ISR”) or the new Business Flat Tax (“IETU”) and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (“IMPAC”) paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the consolidated balance sheet increasing the deferred ISR asset.

p.
Foreign subsidiaries as economic hedges — The Company’s management designated some of its foreign subsidiaries as economic hedges. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign subsidiary covers the debt. The result from monetary position is measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this charge to the results of operations for 2005, 2006 and 2007 was a (credit) charge of Ps. (53), Ps. 7 and Ps. 5, respectively.

4	Trade receivables
a.	Trade receivables are recorded net of an allowance for doubtful accounts and other discounts of Ps. 182 and Ps. 237 as of December 31, 2006 and 2007, respectively.

b.
Sales of receivables - Vitro Cristalglass, S.L. (“Vitro Cristalglass“) a subsidiary of the Company, has entered into revolving factoring program agreements to sell trade accounts receivable with several financial institutions. In accordance with the terms of some of these agreements, the Company has the obligation to reimburse for uncollected receivables, in the case of non-payment of customers. As of December 31, 2006 and 2007 the maximum capacity available under these programs was US$ 35 million and US$ 45 million, respectively. As of such dates Vitro Cristalglass had sold approximately US$ 21 million and US$ 16 million of trade receivables, respectively.

c.
As of December 31, 2007, the Company had restricted cash of Ps. 9. The amount represents the collateral held with Vitro Cistalglass in its loan with Banco Pastor in Spain. Restricted cash is included in other current receivables.

d.	Securitization of trade receivables:
•
Securitization of the Viméxico (formerly Vitro Plan) accounts receivables - On August 22, 2005, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V., subsidiaries of Viméxico entered into an accounts receivable securitization agreement for five years, whereby they obtained approximately US$ 21.5 million. Viméxico’s subsidiaries held an agreement to sell all their accounts receivable, on a revolving basis, through a trust designed specifically for this transaction for the sole purpose of selling and buying accounts receivable, and was designed to be legally isolated. Such amounts were obtained through a private issuance of notes payable in the United States amounting to US$ 21.5 million bearing interest at 6.5%. As of December 31, 2006 and 2007, the gross accounts receivable transferred to the trust by the Company was Ps. 574 and Ps. 580, respectively, and are reflected as a reduction of accounts receivable. The estimated fair value of the rights retained in the portfolio securitization as of December 31, 2006 and 2007 was Ps. 332 and Ps. 346, respectively.

•
During 2004, Vitro America, Inc. (“Vitro America”) closed a contract for selling all their accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. Vitro America and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum amount of US$ 40 million and retained undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. Effective April 16, 2007, the new agreement was signed and amended to increase the maximum selling amount from US$ 40 million to US$ 50 million. The agreement expires in April 2008 but is subject to annual renewal approval by the financial institution. As of December 31, 2006 and 2007, the gross receivables sold totaled approximately US$ 78 million and US$ 76 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables as of December 31, 2006 and 2007 was US$ 32 million and US$ 29 million, respectively.

5	Inventories

	2006		2007

Semi-finished and finished products	Ps.	1,436	Ps.	1,228
Raw materials		460		494
Packaging materials		7		9

		1,903		1,731
Spare parts		67		83
Merchandise in transit		66		170
Refractory and other		13		16

	Ps.	2,049	Ps.	2,000

As of December 31, 2006 and 2007, inventories include obsolescence reserves of Ps. 46 and Ps. 38, respectively.
6	Land, buildings, machinery and equipment

	2006		2007
Buildings	Ps.	4,657	Ps.	4,833
Accumulated depreciation		(2,246)		(2,608)

		2,411		2,225
Land		443		433

	Ps.	2,854	Ps.	2,658

Machinery and equipment	Ps.	9,215	Ps.	9,487
Accumulated depreciation		(6,472)		(6,544)

	Ps.	2,743	Ps.	2,943

The Company reviewed the operating conditions of certain of its fixed assets and determined to extend their estimated remaining useful life, which resulted in a decrease in depreciation expense of Ps. 56 in 2007.

7	Derivative financial instruments
a)	Derivative instruments entered into by Vitro Affiliates

Vitro Envases de Norteamérica, S.A. de C.V. (“Vena”), a wholly-owned subsidiary of Vitro, entered into an agreement with Calyon Corporate and Investment Bank (“Calyon”) to hedge their natural gas consumption needs and those of certain Vitro subsidiaries by means of a capped swap and exercised an option to receive advanced payments, which will be repaid to Calyon during 2008. Concurrently, Vena entered into a hedge contract with the Company subject to a mercantile commission agreement whereby the Company would be responsible for its related portion of the hedge contract with Calyon.

Vena entered into a hedge agreement with Credit Suisse First Boston (“CSFB”) to hedge their natural gas consumption needs and those of certain Vitro subsidiaries. Concurrently, Vena entered into a mercantile commission agreement whereby the Company would be responsible for its related portion of the hedge contract with CSFB.

Vidriera Querétaro, S.A. de C.V. (“Viquesa”), a wholly-owned subsidiary of Vitro, entered into a hedge agreement with Pemex Gas and Petroquímica Básica (“Pemex”) to hedge their natural gas consumption needs and those of certain Vitro subsidiaries, by buying and selling options and swaps. Concurrently, Viquesa entered into a hedge contract with the Company subject to a mercantile commission agreement whereby the Company would be responsible for its related portion of the hedge contract with Pemex.

Compañía Vidriera, S.A. de C.V. (“Covisa”), a wholly-owned subsidiary of Vitro, entered into a hedge agreement with Citibank, N.A. (“Citi”) to hedge their natural gas consumption needs and those of certain Vitro subsidiaries, by buying and selling complex derivative instruments and swaps. Concurrently, Covisa entered into a hedge contract with the Company subject to a mercantile commission agreement whereby the Company would be responsible for its related portion of the hedge contract with Citi.

Vitro Cristalglass, a Vitro subsidiary, entered into an agreement with Compañía Vidriera, S.A. de C.V. (“COVISA”), a wholly-owned subsidiary of Vitro, to hedge their risk of foreign exchange fluctuations by buying forwards exchange rate contracts.

The fair value of the derivative financial instruments entered into between the Company and the Vitro subsidiaries mentioned above was a liability of Ps. 70. The details of the derivative financial instruments are as follows:

Derivative financial				Fair Value
instruments Natural gas				Asset
contracts:	Notional Amount	Period		(Liability)

Capped swap	877,091 MMBTU	January to December 2008	Ps.	(61)
Swaps	382,581 MMBTU	January to December 2008		1
Options	1,119,751 MMBTU	January to December 2008		2
Exotic instruments	1,959,562 MMBTU	January to December 2008		(3)

Total natural gas contracts				(61)

Foreign exchange forward:
Foreign exchange forward	10,000,000 Euros	January to December 2008		(9)

Total derivative financial instruments with affiliates			Ps.	(70)

The Company recognized a loss of Ps. 31 related to its derivative instruments that expired during 2007, which was recognized in the comprehensive financing result.

b)	Embedded derivatives:

The Company identified embedded derivatives within certain of its supply contracts. As of December 31, 2007, the amount recognized for these instruments was an asset and a credit to total comprehensive financing result of Ps. 11.

8	Long-term debt
a.
As of December 31, 2006 and 2007, short-term bank loans were denominated in US dollars. During 2007, the Company’s weighted average interest rate for short-term borrowings denominated in US dollars was 7.75%.

As disclosed in Note 8 c), on February 1, 2007, Vitro issued US$ 700 million of senior guaranteed notes due February 1, 2017 and US$ 300 million of senior guaranteed notes due February 1, 2012. Upon completion of this transaction, short-term borrowings as of December 31, 2006 Ps. 313 were refinanced and have therefore been reclassified as long-term debt.

b.	Long-term debt consists of the following:

	2006		2007
Payable in US dollars:
Unsecured debt, interest rate based on LIBOR plus 2.25%, principal payable through 2007.	Ps.	313
Capitalizable capital lease obligations with collateral and fixed interest rate of 10.749%, with the principal maturing in 2016.		87	Ps.	78
Unsecured note, interest payable at LIBOR plus 1.2%, principal payable in semiannual installments through 2007.		1
Unsecured debt, floating interest rate based on LIBOR plus .25%, principal payable through 2008.		9
Payable in Euros:
Unsecured debt, floating interest rate based on EURIBOR plus a spread between 0.75% and 2.5%, principal payable in various installments through 2010.		37		63
Unsecured debt, floating interest rate based on EURIBOR plus 1.5%, principal payable in various installments through 2009.		6
Unsecured debt, floating interest rate based on EURIBOR plus 1.125%, principal payable in various installments through 2009.		5
Secured debt, floating interest rate based on EURIBOR plus 8%, principal payable in various installments through 2008.		11		3
Secured debt, floating interest rate based on EURIBOR plus a spread between 1.25 and 1.10, principal payable in various installments through 2008.		7		2
Payable in Colombian pesos:
Unsecured debt payable in Colombian pesos with a rate DFT plus 6%, principal payable through 2011.				8

		476		154
Less current maturities		60		27

	Ps.	416	Ps.	127

As of December 31, 2007, the interest rates of EURIBOR, CETES, TIIE, DFT and LIBOR were 4.684%, 7.4669%, 7.9250%, 4.6788% and 9.15%, respectively.
The schedule of contractual principal payments of long-term debt as of December 31, 2007 is as follows:

Year ending December 31,	Total
2009	Ps.	19
2010		19
2011		19
2012		18
2013 and thereafter		52

	Ps.	127

Collateral — Bank debt totaling Ps. 80 is secured by fixed assets with a book value of Ps. 158 as of December 31, 2007.

c.	Vitro debt issuance

On February 1, 2007 Vitro successfully closed an offering, of US$1.0 billion of senior guaranteed notes (the “Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at some of Viméxico’s subsidiaries.

The Notes were issued in two tranches: US$ 700 million of senior guaranteed notes due February 1, 2017, callable after year 2012, at a coupon of 9.125% and US$ 300 million of senior unsecured notes due February 1, 2012, non-callable for the notes’ life, at a coupon of 8.625%. The notes pay interest semiannually and are guaranteed by VENA and its wholly-owned subsidiaries 100% and by Viméxico and its wholly-owned subsidiaries 100%.

9	Long-term notes payables to affiliates

As of December 31, 2007, notes payables to affiliates of Ps. 294 are payable in US dollars at a fixed annual interest rate between 10% and 11% and mature from 2008 to 2017.

10	Employee retirement obligations

The disclosures relating to the Company’s pension plans, seniority premiums and severance payments required by Bulletin D-3 “Labor Obligations”, calculated as described in Note 3 k), together with certain actuarial assumptions utilized, are presented below as of December 31, 2006 and 2007:

	2006		2007

Accumulated benefit obligation	Ps.	347	Ps.	513

Projected benefit obligation	Ps.	648	Ps.	673
Plan assets at fair value		(441)		(517)

Unfunded status		207		156
Unrecognized transition obligation		(53)		(34)
Changes in assumptions and adjustments from experience		(173)		(119)
Prior service costs and plan amendments		(35)		(81)

Projected net asset	Ps	(54)	Ps	(78)

Additional minimum liability adjustment	Ps.	192	Ps.	117

As of December 31, 2007, the plan assets presented above, included 15.8 million shares of Vitro.

	2006	2007
Assumptions:
Discount rate	5.50%	5.00%
Expected rate of return on plan assets	7.00%	7.0%
Rate of compensation increase	0%	0%

Net periodic cost:

	2005		2006		2007
Service cost	Ps.	31	Ps.	19	Ps.	45
Interest cost		32		33		31
Amortization of transition obligation		19		20		10
Amortization of prior service costs and plan amendments		3		2		2
Amortization of changes in assumptions and adjustments from experience		13		82		16
Actual return on plan assets		(15)		(17)		(27)

Net periodic cost (1)	Ps.	83	Ps.	139	Ps.	77

(1)
For the years ended December 31, 2005, 2006 and 2007 includes Ps. 13, Ps. 1 and Ps. 20, respectively, for the early extinguishment of retirement obligations and also includes Ps. 23, Ps. 78 and Ps. 23 for indemnification of personnel at the end of the work relationship, respectively.

The unrecognized items are being amortized over the average remaining service lives of the Company’s employees. The remaining amortization period of unrecognized items is as follows:

	2006	2007
Remaining amortization period of unrecognized items (in years):
Prior service costs and plan amendments	14	19
Transition obligation	6	5
Changes in assumptions and adjustments from experience	15	16
11	Commitments and contingencies
a.
In October 2000, several subsidiaries of Viméxico, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 31 megawatts of electricity per year with Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”).

b.
The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2005, 2006 and 2007 was Ps. 308, Ps. 297 and Ps. 365, respectively.

Future minimum lease payments under these agreements are as follows:

Year	Amount
2008	Ps.	273
2009		228
2010		178
2011		142
2012		115
2013 and thereafter		132
c.
The Company is not a party to, and none of its assets are subject to, any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in Note e) below. The Company believes that the legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified are not material in the aggregate.

d.
Call/Put on shares of Vitro Cristalglass — A group of individual investors owns a 40% interest in Vitro Cristalglass. The Company has the option of purchasing the 40% minority interest, which can be exercised beginning May 1, 2005 for fair value as calculated by independent appraisers and cannot be less than 28.9 million euros (US$ 42.4 million as of December 31, 2007). Additionally, the minority interest has a put option pursuant to which they may require the Company to purchase all or part of their 40% interest in Vitro Cristalglass, which can be exercised beginning on May 1, 2003 for 28.4 million euros (US$ 41.8 million as of December 31, 2007), as adjusted to reflect inflation in Spain from 2003 through the time the put is exercised. As of December 31, 2007, the estimated fair value of the 40% interest is higher than the option price held by Viméxico (previously “Vitro Plan”).

e.
At a general extraordinary shareholders’ meeting of Vitro Plan held in December 2006, the merger into Vitro’s subsidiary Viméxico was approved. Notwithstanding that this merger has become fully effective, since all approvals were granted and the corresponding filings were made, Pilkington (the Company’s minority shareholder), who voted against such merger, has filed a lawsuit against Viméxico.

In February 2008, Viméxico was notified of a ruling issued by the First District Court on Civil and Labor Matters that the lawsuit brought by Pilkington seeking to annul the resolutions adopted at the general extraordinary shareholders’ meeting was unfounded. In its ruling, the Court determined that all resolutions adopted at the general extraordinary shareholders’ meeting were valid. Despite this ruling, Pilkington has appealed this decision. Based on advice from its Mexican special litigation counsel, management continues to believe that this lawsuit is without merit and expects to obtain another favorable ruling.

12	Foreign currency operations and balances

As of December 31, 2007, the assets and liabilities of the Company denominated in foreign currency consist of the following:

	US dollars		Mexican pesos
Monetary assets	US$	124	Ps.	1,348
Inventories		7		75
Fixed assets		121		1,318
Monetary liabilities		204		2,220
Foreign currency operations of the Company’s Mexican subsidiaries for the year ended December 31, 2007, consisted of the following:

	US dollars		Mexican pesos
Exports	US$	237	Ps.	2,590
Imports		61		671
Interest expense, net		4		45
The condensed financial information of the principal foreign subsidiaries of the Company as of December 31, 2007 expressed in pesos, consisted of the following:

	United States		Central America		Europe

Net sales	Ps.	5,482	Ps.	422	Ps.	2,434
Operating income		70		31		314
Total assets		1,582		427		2,636
Total liabilities		912		158		1,111
Capital expenditure		107		17		108

The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated financial statements at the following dates were:

	US dollar		Euro
December 31, 2005	Ps.	10.6344	Ps.	12.5932
December 31, 2006		10.8116		14.2680
December 31, 2007		10.8662		15.9526
On March 14, 2008, the exchange rate was Ps.10.7735 pesos per US dollar and Ps. 16.7711 pesos per Euro.
13	Stockholders’ equity
a.	The fixed portion of the Company’s capital stock is represented by 1,503,510,000 series “A” ordinary, nominative, fully paid and issued common shares, without par value.

b.
At the ordinary shareholders’ meeting held on October 31, 2006, Vitro made a capital contribution by capitalizing a loan owed to it by the Company and received 1,454,490,000 Series “A” shares, amounting to Ps. 1,526 (Ps.1,454 nominal) or US$ 135 million dollars.

c.
Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2005 and 2006, the legal reserve, in historical pesos was Ps. 25.

d.
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

At December 31, 2006 and 2007, the majority interest stockholders’ equity tax account corresponding to the contributed capital account and the net consolidated tax income account was Ps. 2,024 and Ps. 1,923, respectively.

e.	Minority interest in consolidated subsidiaries consists of the following:

	2006		2007
Capital stock	Ps.	140	Ps.	147
Shortfall in restatement of capital		21		314
Retained earnings		1,089		951
Net income		188		182

	Ps.	1,438	Ps.	1,594

14	Other expenses net

	2005		2006		2007
Restructuring charges	Ps.	105	Ps.	13	Ps.	9
Impairment of long-lived assets		181		334		91
Loss (gain) from sale of long-lived assets		69		131		(55)
Gain from sale of subsidiaries				(100)
Statutory employee profit sharing		25		26		24
Other		71		46		22

	Ps.	451	Ps.	450	Ps.	91

15	Tax loss carryforwards

As of December 31, 2007, tax loss carryforwards consist of the following:

Expiration Year	Amount
2010	Ps.	49
2011		19
2012		40
2013		4
2014		206
2015		2
2016		7
2017		144

	Ps.	471

16	Income and asset taxes
a.
The Company is subject to ISR, and through 2007, to IMPAC on an individual basis. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. As of 2007, the tax rate is 28% and in 2006 it was 29% and 30% in 2005. For ISR purposes, effective in 2005, cost of sales is deducted instead of inventory purchases. Beginning in 2006 PTU is deductible when paid.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

On October 1, 2007, the IETU was enacted and went into effect on January 1, 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU law, less certain authorized deductions. The IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU law establishes that the IETU rate will be 16.5% in 2008, 17.0% in 2009, and 17.5% in 2010 and subsequently. In addition, as opposed to ISR which allows for fiscal consolidation, companies that expect to incur IETU must file individual returns.

Based on its financial projections, the Company estimates that it will pay only ISR in the future. Therefore, the enactment of IETU did not have any effects on its consolidated financial information, since it only recognizes deferred ISR.

b.	The income and asset tax expense (benefit) included in the Company’s results are:

	2005		2006		2007
Current income tax	Ps.	154	Ps.	172	Ps.	208
Deferred income tax		(913)		(257)		(104)

		(759)		(85)		104
Asset tax		10		8		48

	Ps.	(749)	Ps.	(77)	Ps.	152

To determine deferred income taxes as of December 31, 2005, 2006 and 2007, the Company applied the different tax rates that will be in effect to the temporary differences according to their estimated dates of reversal.

c.	Net deferred tax assets presented in the consolidated balance sheets consist of the following

	2006		2007

Assets:
Allowance for doubtful accounts	Ps.	32	Ps.	25
Reserve for employee retirement obligation		86		53
Tax loss carryforwards		168		165
Asset tax credit carryforwards		27		1
Derivate financial instruments		14		18
Intangible asset		541		491
Other		119		100

		987		853

Liabilities:
Fixed assets		486		283
Other		24

		510		283

Net deferred tax asset	Ps.	477	Ps.	570

Deferred tax liabilities of foreign subsidiaries	Ps.	89	Ps.	76

d.	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	2005	2006	2007
Effective income tax rate	234%	12%	61%
Asset tax included as income tax	3	—	(21)
Intangible asset	(204)	1	(17)
Effect of reduction in statutory rate on deferred ISR	(1)	8	—
Foreign subsidiaries	6	4	17
Investment subsidy			(4)
Other	(8)	4	(8)

Statutory income tax rate	30%	29%	28%

e.	Changes in stockholders’ equity for shortfall in restatement of capital and the minimum labor liability adjustment are presented net of the deferred tax effect as follows:

	2005		2006		2007
Shortfall in restatement of capital	Ps.	(42)	Ps.	97	Ps.	98
Minimum labor liability adjustment		4		(5)		(24)

	Ps.	(38)	Ps.	92	Ps.	74

17	Business dispositions and acquisitions
a)
Sale of Química M, S.A. de C.V. (“Química M”) — On March 2, 2006, the Company sold its 51% interest in Química M, to Solutia Inc. for US$20 million in cash. Solutia is now the sole owner of this Mexican operation which was formed in 1995. Química M was a joint venture between Vitro Plan and Solutia and is located near the city of Puebla, Mexico. Química M is engaged in the production of PVB (polyvinyl butyral) interlayer, which is used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings. .

b)
Visteon Corporation’s retirement from Vitro Flex, S.A. de C.V. (“Vitro Flex”) — On September 29, 2006, Viméxico and Visteon Inc. (“Visteon”) ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon’s capital investment. Viméxico is now the sole owner of Vitro Flex. Vitro Flex was a joint venture formed in 1979 with Fairlane Holdings (“Fairlane”), a Visteon affiliate. Vitro Flex primarily manufactures tempered and laminated glass for use in Ford vehicles. Fairlane will receive US$9.4 million for the 38% stake in Vitro Flex. An initial payment of US$2 million was made on September 29, 2006, which will be followed by four annual payments of US$1.85 million, starting on September 30, 2007. The transaction is being funded by Vitro Flex with cash from operations. The difference between the transaction value and the book value result in a credit of Ps 70, recorded in majority stockholders’ equity. Vitro Flex together with Vitro Automotriz (“VAU”) will now directly manage their relationship with Ford and will serve all Vitro’s automotive customers. Under the prior structure, contractual restrictions limited Vitro Flex’s ability to use excess capacity for non-Ford units.

c)
Acquisition of 55% of the shares of PVA — On August 29, 2007, Vitro VyC a subsidiary of Viméxico, acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85.

d)
Acquisition of 50% of the shares of Vitro AFG — On July 3, 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) to assume control and increase its ownership to 100%. The transaction closed on July 24, 2007 with Vitro paying AFG Industries US$6 million in cash and subsequently changing Vitro AFG’s legal name to Vidrio y Cristal del Noroeste, S.A. de C.V.

Vitro AFG, which is located in Mexicali, Baja California, Mexico, was formed in November 2003 as a 50/50 joint venture between Vitro and AFG Industries, with the closing of this transaction, Viméxico terminated the joint venture and became the sole owner of this entity, whose primary operations include the manufacture, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons.

In accordance with NIF B-7, “Business Acquisitions”, the acquisition was accounted for using the purchase method. In conjunction with the acquisition, the Company recognized an impairment charge of Ps 91 related to the termination of the joint venture.

18	Transactions and balances with related parties
The main transactions and balances with affiliated companies not shown separately in the financial statements are as follows:

	2005		2006		2007
Trade receivables	Ps.	41	Ps.	21	Ps.	5
Other receivables		234		126		191
Trade payables		13		10		33
Net sales		2		1		14
Cost of sales		124		139		95
Operating expenses		238		231		200
Interest income		5		46		—
Exchange loss (gain)		(12)		2		(6)
Interest expense		306		454		325
Other (income) expenses, net		(6)		(26)		80
19	New accounting principles

In 2007, the Mexican Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs and Interpretations of Financial Reporting Standards (“INIF”), which became effective for fiscal years beginning on January 1, 2008:

•	NIF B-2, Statement of Cash Flows.

•	NIF B-10, Effects of Inflation.

•	NIF B-15, Translation of Foreign Currencies.

•	NIF D-3, Employee Benefits.

•	NIF D-4, Income Taxes

•	INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value.

•	INIF 6, Timing of Formal Hedge Designation.

•	INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset.

Some of the significant changes established by these standards are as follows:
•
NIF B-2, “Statement of Cash Flows”. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

•
NIF B-10, “Effects of Inflation”. CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

•
NIF B-15, Translation of Foreign Currencies. NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

•
NIF D-3, “Employee Benefits”. This NIF include current and deferred PTU. Deferred PTU should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years, as explained below:

The following unrecognized items will be amortized over a 5-year period, or less, if employees’ remaining labor life is less than 5 years:
•	The beginning balance of transition obligation for severance and retirement benefits.

•	The beginning balance of prior service cost and plan amendments.

•
The beginning balance of gains and losses from seniority premiums and pension benefits should be amortized over a 5-year period (net of the transition obligation), with the option to fully amortize such item against the results of 2008.

•	The beginning balance of gains and losses from severance benefits should be amortized against the results of 2008.
•
NIF D-4, “Income Taxes”. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

•
INIF 5, “Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value”. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

•
INIF 6, “Timing of Formal Hedge Designation”. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

•
INIF 7, “Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset”. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.
20	Authorization of financial statements issuance

On February 29, 2008 the issuance of the consolidated financial statements was authorized by:

Ing. Hugo A. Lara García Chief Executive Officer

Ing. Jorge Mario Guzmán Guzmán Chief Financial Officer

These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

21	Differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, (see note 3 b), whereas financial statements prepared under U.S. GAAP are presented on a historical basis. However, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As mentioned in Note 19, NIF B-10, is effective January 1, 2008. NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in note 3 b) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of Mexican FRS. Given the cumulative inflation in Mexico for the three years ended December 31, 2007, the Mexican economic environment will not qualify as inflationary in 2008, thereby eliminating inflationary accounting in the Company’s consolidated Mexican FRS financial statements. This will result in the elimination of certain reconciling items between Mexican FRS and U.S. GAAP in 2008 and thereafter as discussed in inserts (d) and (g) below.

The other differences between Mexican FRS and U.S. GAAP and the effect on consolidated net income (loss) and consolidated stockholders’ equity are presented below:

	Year ended December 31,
	2005		2006		2007

Net majority income (loss) reported under Mexican FRS	Ps.	112	Ps.	(774)	Ps.	(86)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see a)		2				3
Deferred income taxes (see b)		(387)		(182)		(37)
Deferred workers’ profit sharing (see c)		(16)		(15)
Monetary position result on deferred income taxes and deferred workers profit sharing (see d)		(2)		13		17
Capitalization of interest (see e)		18		9		—
Amortization of capitalized interest (see e)		(6)		(8)		(4)
Effect of applying Bulletin B-10 (see g)		(70)		(68)		(21)
Effect of applying Bulletin B-15 (see h)		(7)		4
Derivative financial instruments (see i)		188		—		—
Employee retirement obligations (see j)		8		11		(7)
Purchase of Visteon’s capital investment (see k)		—		1		5
Impairment of long—lived assets (see l)		65		379		(10)

Total U.S. GAAP adjustments		(207)		144		(54)

Net (loss) under U.S. GAAP	Ps.	(95)	Ps.	(630)	Ps.	(140)

	Year ended December 31,
	2006		2007

Total stockholders’ equity reported under Mexican FRS	Ps.	5,954	Ps.	6,047
Less minority interest included as stockholders’ equity under Mexican FRS (See a)		(1,438)		(1,594)

Majority stockholders’ equity under Mexican FRS		4,516		4,453

US GAAP adjustments:

Effect of the adjustments below on minority interest (see a)		(51)		(49)
Deferred income taxes (see b)		(510)		(541)
Capitalization of interest (see e)		43		42
Accumulated amortization of capitalized interest (see e)		(19)		(22)
Goodwill (see f)		125		124
Effect of applying Bulletin B-10 (see g)		20		(18)
Effect of applying Bulletin B-15 (see h)		(119)
Effect of SFAS No. 158 (see j)		(131)		(163)
Employee retirement obligations (see j)		(31)		(38)
Purchase of Visteon’s capital investment (see k)		(71)		(67)
Impairment of long—lived assets (see l)		399		390

Total U.S. GAAP adjustments		(345)		(342)

Total stockholders’ equity under U.S. GAAP	Ps.	4,171	Ps.	4,111

a)	Minority interest

Under Mexican FRS, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholders’ equity section in the consolidated balance sheet.

As discussed in insert (o) SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the presentation of minority interest in the balance sheet and statement of income similar to that of Mexican FRS, for which reason the Company anticipates that this difference will no longer be applicable beginning January 1, 2009.

b)	Deferred income taxes

Under Mexican FRS as required by Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing,” income taxes are charged to results as they are incurred and the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

Under U.S. GAAP, as required by SFAS No. 109, “Accounting for Income Taxes”, the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2007.

For U.S. GAAP purposes the Company recognizes deferred taxes each period for the changes in the taxable portions of its distributable stockholders’ equity. The Company’s policy is to compare the deferred tax balance that would be required if all of the stockholders’ equity were distributed. This amount is compared to the total deferred tax balance recorded prior to this adjustment. The difference between the amount recorded and the amount calculated from the stockholders’ equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date.

For U.S. GAAP purposes the Company recognizes a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro’s intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. For Mexican FRS purposes, the Company recognizes a deferred tax asset for the temporary difference that exists between the book basis and the tax basis at the applicable rate in Mexico, which is where it expects to recognize such benefits.

U.S. GAAP differences as described in the reconciliations above, to the extent taxable are reflected in the U.S. GAAP deferred tax balances.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively. The Company’s significant operations are all located in Mexico, the United States of America and Spain. The tax laws in these jurisdictions permit the respective tax authorities to examine previously filed tax returns for the following years:

Mexico	U.S.	Spain
2003-2007	2003-2007	2004-2007
c)	Deferred workers’ profit sharing

In accordance with Mexican FRS the Company determines the provision for deferred workers’ profit sharing by applying the partial accrual method of Bulletin D-4 applicable to temporary differences between the financial and adjusted tax income that are expected to reverse within a defined period. For U.S. GAAP purposes the Company accrues for workers’ profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109.

As discussed in note 21, NIF D-3, Employee Benefits, is effective beginning January 1, 2008, which will require companies to calculate deferred PTU using a similar balance sheet methodology similar to that required by U.S. GAAP.

d)	Monetary position result on deferred income taxes and deferred workers’ profit sharing

The monetary position result is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of such adjustments during the period, determined in accordance with the weighted average inflation factor.

As discussed in the introduction to this note as well as note 19, beginning January 1, 2008 with the issuance of NIF B-10, the Company expects that the basic financial statements under Mexican FRS will no longer include inflationary effects, for which reason, this reconciling item will no longer be applicable in the future.

e)	Capitalization of interest

Under Mexican FRS beginning January 1, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, accordingly the capitalization of the comprehensive financing result (interest expense, foreign exchange results and monetary position result) generated by borrowings obtained to finance investment directly attributable to the acquisition of qualifying assets is mandatory. Prior to the adoption of NIF D-6, the Company did not capitalize the comprehensive financing result as it was optional.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the comprehensive financing result is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, until December 31, 2006 a reconciling item for the capitalization of a portion of the comprehensive financing result was included in the U.S. GAAP reconciliation of the majority net income and majority stockholder’s equity. The amortization expense and related accumulated amortization of such items generates a difference compared to Mexican FRS.

Beginning on January 1, 2007, a reconciling item is generated for borrowings denominated in U.S. dollars, related to foreign exchange results and the monetary position result, which is capitalized under Mexican FRS and not for U.S. GAAP. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

f)	Goodwill

Under Mexican FRS, until December 31, 2004 goodwill represented the excess of cost over book value of subsidiaries as of the date of acquisition and was restated using the NCPI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. Goodwill is restated using the NCPI and at least once a year is subject to impairment test, as it ceased to be amortized under the provisions of Bulletin B-7

In accordance with SFAS No. 142, “Goodwill and Other Intangibles Assets”, beginning in 2002 goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject at least once a year to impairment tests.

The difference between Mexican FRS and U.S. GAAP as it relates to this item is due to the accumulate amortization of goodwill recorded under Mexican FRS that has been reversed in the reconciliation of stockholders’ equity for purposes of U.S. GAAP.

g)	Effect of applying Bulletin B-10

As discussed in note 3 g), under Mexican FRS Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the NCPI.

As discussed in the introduction to this note as well as Note 19, beginning January 1, 2008 with the issuance of NIF B-10, the Company expects that the basic financial statements under Mexican FRS will no longer include inflationary effects, for which reason, this reconciling item will no longer be applicable in the future. Further, even during inflationary periods, the alternate methodology described above has been eliminated by NIF B-10.

h)	Effect of applying Bulletin B-15

In 1997, the IMCP issued Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”, which specifies the procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. The Company’s accounting policies for the consolidation of its foreign subsidiaries are described in notes 2 c) and 3 b). Such policies conform to the requirements of Bulletin B-15.

The Company believes that the application of the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between Mexican FRS and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC.

However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. Management believes that this methodology of Bulletin B-15 used to restate prior years balances for comparative purposes does not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, the Company includes an adjustment for the difference in methodologies of restating prior year balances.

i)	Derivative financial instruments

As of January 1, 2005, in accordance with Mexican FRS, as mentioned in note 3 a), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10 “ Derivative Financial Instruments and Hedging Activities”, which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Prior to the implementation of Bulletin C-10, financial instruments entered into for hedging purposes were valued using the same valuation criteria of the underlying assets or liabilities hedged, and the effect of such valuation was recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks were being hedged.

The Company determined that the accounting for derivative financial instruments is the same for Mexican FRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the year ended December 31, 2005, 2006 and 2007. The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

j)	Employee retirement obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its Mexican FRS consolidated financial statements, the Company applies Bulletin D-3, “Labor Obligations”. Prior to 2006, the accounting treatment for pensions and seniority premiums set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, “Employers’ Accounting for Pensions”. The Company records the pension cost determined by actuarial computations, as described in notes 3 k) and 10. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2007, 2006 and 2005 are also described in note 10.

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. There is no impact on results of operations or cash flows. Retrospective application of this standard is not permitted.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican FRS (see note 3 k). Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for pension plans and seniority premiums between Mexican FRS and U.S. GAAP.

Severance indemnities — Under Mexican FRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican FRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles.

k)	Purchase of Visteon’s capital investment

In connection with the termination of the joint venture agreement between Viméxico and Visteon discussed in note 17 b), under Mexican FRS as established in Bulletin B-7 “Business Acquisitions”, the Company recognized the difference between the price paid and the book value of Ps 70 as a credit in the majority stockholders’ equity. Under U.S. GAAP, in accordance with SFAS No. 141, “Business Combinations” the excess over cost of Ps 90 was allocated as a pro rata reduction of the acquired assets.

l)	Impairment of long-lived assets

For U.S. GAAP purposes, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. Impairment is recorded when the carrying amount of the asset exceeds its fair value. Impairment charges and asset write-downs are presented in selling, general and administrative expenses in operating income in our U.S. GAAP consolidated financial statements.

For Mexican FRS purposes, in accordance with Bulletin C-15, “Impairment of long-lived assets”, the Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amount of the asset exceeds the greater of the amounts mentioned above. Impairment charges and asset write-downs are presented in other expenses in our Mexican FRS consolidated financial statements.

In 2005 and 2006, for Mexican FRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps 111 and Ps 334, respectively as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater then the carrying value of the asset.

In 2005 for U.S. GAAP purposes, based on fair value appraisals received the Company recorded an impairment charge of Ps 45 for land and buildings located at its corporate offices classified as available for sale in accordance with SFAS No. 144. This charge is recorded in operating income for U.S. GAAP purposes. Under Mexican FRS, the assets did not meet the definition of held for sale as required by Bulletin C-15 as such assets were still in use by the Company at that time. The discounted cash flow analysis performed by the Company did not result in an impairment charge for Mexican FRS purposes. During 2006 the Company sold one of its buildings located at its corporate headquarters recognizing a loss on sale of Ps 138 under Mexican FRS and Ps 93 under U.S. GAAP.

m)	Reclassifications

Gain or loss on sale of assets — The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in the Company’s U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under Mexican FRS are included in other expenses in the Company’s consolidated Mexican FRS financial statements (see note 14).

Classification of workers’ profit sharing — Under Mexican FRS, statutory employee profit sharing is presented under other income and expenses. In the Company’s U.S. GAAP statements of operations, workers’ profit sharing expense is classified as an operating expense.

Restructuring charges — During 2006 and 2007, the Company restructured certain operating units and its corporate and administrative functions. For Mexican FRS purposes the corresponding costs met the definition of a restructuring charge and were included in other expenses in the Company’s consolidated financial statements, but for U.S. GAAP purposes the Company applied SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

n)	Supplemental U.S. GAAP Cash Flow Information

The classifications of cash flows under Mexican FRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican FRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following table summarizes the cash flow items as required under SFAS No. 95, “Statement of Cash Flows”, provided by (used in) operating, financing and investing activities for the years ended December 31, 2005, 2006 and 2007, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

	Years ended December 31,
	2005		2006		2007

Net cash provided by (used in) operating activities	Ps.	615	Ps.	(293)	Ps.	549
Net cash provided by (used in) financing activities		33		(142)		(7)
Net cash (used in) provided by investing activities		(525)		308		(505)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2005		2006		2007

Interest paid	Ps.	535	Ps.	658	Ps.	373
Income taxes paid		104		151		204
o)	Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations—a replacement of FASB No. 141”. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of this standard is dependant upon the level of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (to be included within stockholders’ equity) and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of this standard is dependant upon the level of future acquisitions.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or APB Opinion No. 12, “Omnibus Opinion-1967”, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting EITF 06-4 on its consolidated financial position and results of operations; however, the Company currently expects that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with executive officers of the Company.

22.	Guarantor and non-guarantor financial information (Information for Viméxico)

As disclosed in note 8 c), the Vitro issued US$ 700 million of senior guaranteed notes due February 1, 2017 callable after year 2012 at a coupon of a 9.125% and US$ 300 million of senior unsecured notes due February 1, 2012 not callable for the notes ´ life at a coupon of 8.65% (together the “Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at its subsidiary Viméxico.

The obligations of the Vitro pursuant to each series of the Notes, including any repurchase obligation resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by VENA and its wholly-owned subsidiaries and Viméxico and its wholly-owned subsidiaries.

The following of Viméxico’s subsidiaries are designated as guarantors as of December 31, 2007; Viméxico, Vitro Automotriz, S.A. de C.V., Vitro Flex, S.A. de C.V, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Vidrio y Cristal, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Vitrocar, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., VVP Holdings Corp., VVP Autoglass, Inc., Vitro America, Inc., Super Sky Products, Inc., Super Sky International, Inc., VVP Finance Corp., Super Sky Constructors, Inc., Vitro Colombia, S.A., VVP Europa Holdings, B.V., Vidrio y Cristal del Noroeste, S.A de C.V., Vidrio Plano, S.A. de C.V., Distribuidora de Vidrio y Cristal, S.A. de C.V., and Vidrio Plano de Mexicali, S.A. de C.V.

The following condensed consolidating financial information includes separate columnar information for:
•	Viméxico (the holding company),

•	Viméxico’s combined wholly-owned guarantors , and

•	Viméxico’s combined non-guarantors.

Investments in subsidiaries are accounted for by Viméxico under the equity method for purpose of the supplemental consolidating information. The principal elimination entries eliminate the Viméxico’s investment in subsidiaries and intercompany balances and transactions.

a)	Supplemental condensed consolidating balance sheets presented in accordance with Mexican FRS

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	3,233	Ps.	741	Ps.	1,576	Ps.	(4,460)	Ps.	1,090
Retained undivided interests in securitized receivables		—		693		—		—		693

Inventories, net		—		1,675		380		(6)		2,049

Current assets		3,233		3,109		1,956		(4,466)		3,832

Investments in subsidiaries		3,621		535		—		(4,156)		—

Property plant and equipment, net		—		4,795		963		—		5,758

Deferred taxes		64		300		113		—		477
Other assets		31		774		692		(418)		1,079

Long-term assets		3,716		6,404		1,768		(4,574)		7,314

Total assets	Ps.	6,949	Ps.	9,513	Ps.	3,724	Ps.	(9,040)	Ps.	11,146

Short-term borrowings	Ps.	—	Ps.	72	Ps.	191	Ps.	—	Ps.	263
Trade payables		—		667		317		(7)		977

Tax liabilities		18		347		83		(105)		343

Accrued expenses and other current liabilities		2,415		4,523		537		(4,741)		2,734

Current liabilities		2,433		5,609		1,128		(4,853)		4,317

Long-term debt		—		391		25		—		416

Employee retirement obligations and other long-term liabilities		—		129		528		(198)		459

Long-term liabilities		—		520		553		(198)		875

Total liabilities		2,433		6,129		1,681		(5,051)		5,192

Total majority interest		4,516		3,384		2,043		(5,427)		4,516

Minority interest in consolidated subsidiaries		—		—		—		1,438		1,438

Total stockholders’ equity		4,516		3,384		2,043		(3,989)		5,954

Total liabilities and stockholders’ equity	Ps.	6,949	Ps.	9,513	Ps.	3,724	Ps.	(9,040)	Ps.	11,146

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	1,947	Ps.	2,143	Ps.	1,818	Ps.	(4,606)	Ps.	1,302
Retained undivided interests in securitized receivables		—		656		—		—		656

Inventories, net		—		1,529		471		—		2,000

Current assets		1,947		4,328		2,289		(4,606)		3,958

Investments in subsidiaries		3,607		684		—		(4,291)		—
Property plant and equipment, net		—		5,125		651		1		5,777
Deferred taxes		37		447		47		39		570
Other assets		30		1,048		726		(441)		1,363

Long-term assets		3,674		7,304		1,424		(4,692)		7,710

Total assets	Ps.	5,621	Ps.	11,632	Ps.	3,713	Ps.	(9,298)	Ps.	11,668

Short-term borrowings	Ps.	—	Ps.	51	Ps.	230	Ps.	—	Ps.	281
Trade payables		—		799		486		(64)		1,221

Tax liabilities		29		1,084		93		(815)		391

Accrued expenses and other current liabilities		1,139		5,544		172		(3,862)		2,993

Current liabilities		1,168		7,478		981		(4,741)		4,886

Long-term debt		—		79		48		—		127

Employee retirement obligations and other long-term liabilities		—		466		408		(266)		608

Long-term liabilities		—		545		456		(266)		735

Total liabilities		1,168		8,023		1,437		(5,007)		5,621

Total majority interest		4,453		3,609		2,276		(5,885)		4,453

Minority interest in consolidated subsidiaries		—		—		—		1,594		1,594

Total stockholders’ equity		4,453		3,609		2,276		(4,291)		6,047

Total liabilities and stockholders’ equity	Ps.	5,621	Ps.	11,632	Ps.	3,713	Ps.	(9,298)	Ps.	11,668

b)    Supplemental condensed consolidating statements of operations presented in accordance with Mexican FRS

			Combined		Combined			Adjustments
			Wholly-Owned		Non-			and	Viméxico
For the year ended December 31, 2005	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	156	Ps.	11,347	Ps.	3,168	Ps.	(967)	Ps.	13,704

Cost of sales		—		8,350		2,374		(762)		9,962

Selling, general and administrative expenses		9		2,722		486		11		3,228

Total financing cost		52		241		25		65		383

Other expenses, net		4		360		85		2		451

Income and asset tax benefit		(30)		(707)		(11)		(1)		(749)

Net income before change in accounting principle		121		381		209		(282)		429

Cumulative effect of change in accounting principle, net of tax		(9)		(121)		(1)		(1)		(132)

Net income for the year		112		260		208		(283)		297

Net minority income		—		—		—		185		185

Net majority income (loss)	Ps.	112	Ps.	260	Ps.	208	Ps.	(468)	Ps.	112

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	(699)	Ps.	11,208	Ps.	2,788	Ps.	165	Ps.	13,462
Cost of sales		—		8,453		1,926		(420)		9,959

Selling, general and administrative expenses		10		2,625		483		(33)		3,085

Total financing cost		121		575		54		(119)		631

Other (income) expenses, net		(102)		524		28		—		450

Income and asset tax expense(benefit)		46		(176)		52		1		(77)

Net (loss) income for the year		(774)		(793)		245		736		(586)

Net minority income		—		—		—		188		188

Net majority (loss) income	Ps.	(774)	Ps.	(793)	Ps.	245	Ps.	548	Ps.	(774)

			Combined		Combined			Adjustments
			Wholly-Owned		Non-			and	Viméxico
For the year ended December 31, 2007	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	164	Ps.	11,123	Ps.	2,962	Ps.	(644)	Ps.	13,605
Cost of sales		—		7,957		1,946		(325)		9,578

Selling, general and administrative expenses		6		2,724		545		(30)		3,245

Total financing cost		187		431		91		(266)		443

Other expenses (income), net		1		74		17		(1)		91

Income tax expense (benefit)		56		23		73		—		152

Net (loss) income for the year		(86)		(86)		290		(22)		96

Net minority income		—		—		—		182		182

Net majority (loss) income	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(204)	Ps.	(86)

c)	Supplemental condensed consolidating statements of changes in financial position presented in accordance with Mexican FRS

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
For the year ended December 31, 2005	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Operating Activities:
Net income before change in accounting principle	Ps.	112	Ps.	381	Ps.	210	Ps.	(274)	Ps.	429

Depreciation and amortization		1		523		144		—		668
Provision for employee retirement obligations		—		32		51		—		83

Amortization of debt issuance costs		21		1		(1)		—		21

Write-off and loss from sale of assets		9		157		54		—		220

Other non-cash charges		(175)		(1,159)		(67)		333		(1,068)

Increase in inventories		—		(247)		(19)		—		(266)

Change in other current assets and liabilities		(7)		653		(23)		48		671
Employee retirement obligations		—		(33)		(25)		—		(58)

Net resources (used in) generated by operating activities		(39)		308		324		107		700

Financing Activities:

Bank loans, net		(298)		(431)		83		—		(646)
Other financing activities		(34)		399		(144)		404		625

Net resources (used in) generated by financing activities		(332)		(39)		(61)		404		(21)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(424)		(44)		—		(468)
Proceeds from sale of land, machinery and equipment		—		30		1		—		31
Restricted cash		—		1		—		—		1
Other investing activities		371		165		(125)		(511)		(100)

Net resources generated (used in) investing activities		371		(228)		(168)		(511)		(536)

Net increase in cash and cash equivalents		—		48		95		—		143

Balance at beginning of year		—		143		37		—		180

Balance at end of year	Ps.	—	Ps.	191	Ps.	137	Ps.	—	Ps.	323

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
For the year ended December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Operating Activities:

Net (loss) income	Ps.	(774)	Ps.	(793)	Ps.	254	Ps.	727	Ps.	(586)
Depreciation and amortization		1		487		110		—		598
Provision for employee retirement obligations		—		80		58		—		138
Amortization of debt issuance costs		34		4		(1)		—		37
Write-off and loss from sale of assets		—		477		(12)		—		465
Other non-cash charges		822		(444)		22		(784)		(384)
Decrease in inventories		—		420		47		(16)		451
Change in other current assets and liabilities		(35)		(724)		(227)		171		(815)
Employee retirement obligations		—		(101)		(87)		—		(188)

Net resources generated by (used in) operating activities		48		(594)		164		98		(284)

Financing Activities:				—		—
Bank loans, net		(1,428)		(653)		(133)		—		(2,214)
Issuance of capital stock		1,526		—		—		—		1,526
Other financing activities		181		728		(159)		(281)		469

Net resources generated by (used in) financing activities		279		75		(292)		(281)		(219)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(265)		(65)		—		(330)
Proceeds from sale of land, machinery and equipment		—		170		169		—		339
Restricted cash		—		279		2		—		281
Proceeds from sale of subsidiaries and associated companies		219		—		3		(45)		177
Other investing activities		(546)		267		(66)		228		(117)

Net resources (used in) generated by investing activities		(327)		451		43		183		350

Net decrease in cash and cash equivalents		—		(68)		(85)		—		(153)

Balance at beginning of year		—		191		132		—		323

Balance at end of year	Ps.	—	Ps.	123	Ps.	47	Ps.	—	Ps.	170

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
For the year ended December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Operating Activities:
Net (loss) income	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(22)	Ps.	96
Depreciation and amortization		2		374		104				480
Provision for employee retirement obligations		—		45		12		—		57
Amortization of debt issuance costs		—		4		—		—		4
Impairment of long-lived assets		—		—		91		—		91
Loss (gain) from sale of long-lived assets		—		(55)		—		—		(55)
Derivative financial instruments		—		27		9		(7)		29
Deferred taxes		21		(122)		(3)		—		(104)
Other non-cash activities		102		(106)		—		24		20
(Increase) decrease in trade receivables		2		(80)		(271)		155		(194)
Decrease in inventories		—		138		(157)		—		(19)
(Decrease) increase in trade payables		—		96		186		(59)		223
Change in other current assets and liabilities		12		235		(62)		(80)		105
Employee retirement obligations		—		(100)		(1)		—		(101)

Net resources generated by operating activities		53		370		198		11		632

Financing Activities:
Bank loans, net		—		(331)		61		—		(270)
Debt issuance cost		—		(7)		(2)		—		(9)
Dividends paid to minority interest		—		—		(67)		16		(51)
Other financing activities		(1,265)		403		(54)		1,177		261

Net resources (used in) generated by financing activities		(1,265)		65		(62)		1,193		(69)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(216)		(108)				(324)
Proceeds from sale of land, machinery and equipment		—		131		—		—		131
Restricted cash		—		—		(9)		—		(9)
Investment in subsidiaries		(67)		(114)		—		—		(181)
Deferred charges		—		(175)		(31)		—		(206)
Other investing activities		1,279		(37)		11		(1,204)		49

Net resources generated (used in) by investing activities		1,212		(411)		(137)		(1,204)		(540)

Net increase (decrease) in cash and cash equivalents		—		24		(1)		—		23
Balance at beginning of year		—		123		47		—		170

Balance at end of year	Ps.	—	Ps.	147	Ps.	46	Ps.	—	Ps.	193

d)	Supplemental condensed consolidating financial information reconciled from Mexican FRS to U.S. GAAP:
The Company’s reconciliation from Mexican FRS to U.S. GAAP does not eliminate the effects of inflation as it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.
The other differences between Mexican FRS and U.S. GAAP and the effects on consolidated net income (loss) and consolidated stockholders’ equity as it relates to the Company’s guarantor and non-guarantor subsidiaries are presented below:

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and
For the year ended December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Net income of majority interest as reported under Mexican FRS	Ps.	112	Ps.	260	Ps.	208	Ps.	(468)	Ps.	112

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—	2			2

Deferred income taxes		(6)		(381)		—	—			(387)

Deferred workers’ profit sharing		—		9		(25)	—			(16)
Monetary position result on deferred income taxes and deferred workers profit sharing		—		(1)		(1)	—			(2)

Capitalization of interest		—		15		3	—			18

Amortization of capitalized interest		—		(6)		—	—			(6)

Effect of applying Bulletin B-10		—		(63)		(7)	—			(70)

Effect of applying Bulletin B-15		(8)		—		(3)	4			(7)

Derivative financial instruments		15		173		—	—			188

Employee retirement obligations		—		6		2	—			8

Impairment of long-lived assets		—		65		—	—			65

Investment in subsidiaries		(208)		—		—	208			—

Total U.S. GAAP adjustments		(207)		(183)		(31)	214			(207)

Net (loss) income under U.S. GAAP	Ps.	(95)	Ps.	77	Ps.	177	Ps.	(254)	Ps.	(95)

				Combined	Combined		Adjustments
				Wholly-Owned	Non-		and		Viméxico
For the year ended December 31, 2006	Viméxico			Guarantors	Guarantors		Eliminations		Consolidated

Net (loss) income of majority interest as reported under Mexican FRS	Ps.	(774)	Ps.	(793)	Ps.	245	Ps.	548	Ps.	(774)

U.S. GAAP adjustments:

Deferred income taxes		(119)		(63)		—		—		(182)

Deferred workers’ profit sharing		—		(6)		(9)		—		(15)
Monetary position result on deferred income taxes and deferred workers profit sharing		—		13		—		—		13

Capitalization of interest		—		8		1		—		9

Amortization of capitalized interest		—		(7)		(1)		—		(8)

Effect of applying Bulletin B-10		—		(62)		(6)		—		(68)

Effect of applying Bulletin B-15		3		4		(2)		(1)		4
Employee retirement obligations		—		6		5		—		11
Purchase of Visteon’s capital investment		1		—		—		—		1

Impairment of long—lived assets		—		379		—		—		379

Investment in subsidiaries		259		—		—		(259)		—

Total U.S. GAAP adjustments		144		271		(12)		(260)		144

Net (loss) income under U.S. GAAP	Ps.	(630)	Ps.	(521)	Ps.	234	Ps.	288	Ps.	(630)

				Combined	Combined			Adjustments
				Wholly-Owned	Non-			and	Viméxico
For the year ended December 31, 2007	Viméxico			Guarantors	Guarantors			Eliminations	Consolidated

Net (loss) income of majority interest as reported under Mexican FRS	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(204)	Ps.	(86)

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest						—		3		3

Deferred income taxes		(103)		63		3		—		(37)
Monetary position result on deferred income taxes and deferred workers profit sharing		5		14		(2)		—		17

Amortization of capitalized interest		—		(4)				—		(4)

Effect of applying Bulletin B-10		—		(15)		(6)		—		(21)

Employee retirement obligations		—		(4)		(3)		—		(7)

Purchase of Visteon’s capital investment		5		—		—		—		5

Impairment of long—lived assets				(10)		—		—		(10)

Investment in subsidiaries		39		—		—		(39)		—

Total U.S. GAAP adjustments		(54)		44		(8)		(36)		(54)

Net (loss) income under U.S. GAAP	Ps.	(140)	Ps.	(42)	Ps.	282	Ps.	(240)	Ps.	(140)

			Combined		Combined			Adjustments
			Wholly-Owned		Non-			and	Viméxico
As of December 31, 2006	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Total stockholders’ equity reported under Mexican FRS	Ps.	4,516	Ps.	3,384	Ps.	2,043	Ps.	(3,989)	Ps.	5,954
Less minority interest included as stockholders’ equity under Mexican FRS		—		—		—		(1,438)		(1,438)

Majority stockholders’ equity under Mexican FRS		4,516		3,384		2,043		(5,427)		4,516

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—		(51)		(51)

Deferred income taxes		(162)		(390)		42		—		(510)

Capitalization of interest		—		39		4		—		43
Accumulated amortization of capitalized interest		—		(17)		(2)		—		(19)

Goodwill		—		5		120		—		125

Effect of applying Bulletin B-10		—		11		9		—		20

Effect of applying Bulletin B-15		(118)				(1)				(119)

Effect of adoption of SFAS No. 158		—		(76)		(55)		—		(131)

Employee retirement obligations		—		(24)		(7)		—		(31)
Purchase of Visteon’s capital investment		(71)		—		—		—		(71)

Impairment of long—lived assets		—		399		—		—		399

Investment in subsidiaries		6		—		—		(6)		—

Total U.S. GAAP adjustments		(345)		(53)		110		(57)		(345)

Total stockholders’ equity under U.S. GAAP	Ps.	4,171	Ps.	3,331	Ps.	2,153	Ps.	(5,484)	Ps.	4,171

			Combined
			Wholly-		Combined			Adjustments
			Owned		Non-			and	Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Total stockholders’ equity reported under Mexican FRS	Ps.	4,453	Ps.	3,609	Ps.	2,276	Ps.	(4,291)	Ps.	6,047
Less minority interest included as stockholders’ equity under Mexican FRS		—		—		—		(1,594)		(1,594)

Majority stockholders’ equity under Mexican FRS		4,453		3,609		2,276		(5,885)		4,453

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—		(49)		(49)

Deferred income taxes		(259)		(292)		10		—		(541)

Capitalization of interest		—		38		4		—		42
Accumulated amortization of capitalized interest		—		(20)		(2)		—		(22)

Goodwill		—		5		119		—		124

Effect of applying Bulletin B-10		—		(23)		5		—		(18)

Effect of SFAS No. 158		—		(130)		(33)		—		(163)

Employee retirement obligations		—		(28)		(10)		—		(38)

Purchase of Visteon’s capital investment		(67)		—		—		—		(67)

Impairment of long—lived assets		—		390		—		—		390

Investment in subsidiaries		(16)		—		—		16		—

Total U.S. GAAP adjustments		(342)		(60)		93		(33)		(342)

Total stockholders’ equity under U.S. GAAP	Ps.	4,111	Ps.	3,549	Ps.	2,369	Ps.	(5,918)	Ps.	4,111

e) Supplemental U.S. GAAP Cash Flow Information
The classifications of cash flows under Mexican FRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican FRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.
The following table summarizes the cash flow items as required under SFAS No. 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2005, 2006 and 2007, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power

				Combined	Combined		Adjustments
				Wholly-Owned	Non-		and		Viméxico
As of December 31, 2005	Viméxico			Guarantors	Guarantors		Eliminations		Consolidated

Net cash (used in) provided by operating activities	Ps.	(74)	Ps.	(71)	Ps.	322	Ps.	438	Ps.	615
Net cash (used in) provided by financing activities		(215)		441		(75)		(118)		33
Net cash provided by (used in) investing activities		289		(327)		(169)		(318)		(525)
Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2005	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Interest paid	Ps.	116	Ps.	421	Ps.	69	Ps.	(71)	Ps.	535
Income taxes paid		(10)		35		49	30			104

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and			Viméxico
As of December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations			Consolidated

Net cash provided by (used in) operating activities	Ps.	23	Ps.	(562)	Ps.	137	Ps.	109	Ps.	(293)
Net cash provided by (used in) financing activities		369	56			(183)		(384)		(142)

Net cash (used in) provided by investing activities		(393)	448			(22)		275		308

Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Interest paid	Ps.	100	Ps.	602	Ps.	72	Ps.	(116)	Ps.	658
Income taxes paid		(4)		147		8	—			151

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Net cash provided by (used in) operating activities	Ps.	6	Ps.	270	Ps.	229	Ps.	44	Ps.	549
Net cash (used in) provided by financing activities		(1,193)		225		(47)		1,008		(7)
Net cash provided by (used in) investing activities		1,188		(470)		(171)		(1,052)		(505)
Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Interest paid	Ps.	244	Ps.	522	Ps.	69	Ps.	(462)	Ps.	373
Income taxes paid		16		174		14	—			204

Item 19.   Exhibits

Exhibit No.	Description	Page
1.01	Amended and restated by-laws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation	b
2.01
Form of Deposit Agreement among the Company, Nacional Financiera S.N.C., Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt
h
2.02	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the “CPO Trust Agreement”), together with an English translation	h
2.03	Public Deed dated November 29, 1990 (the “Public Deed”), together with an English translation	h
2.04	Common Shares Trust Agreement	h
2.05	CPO Trust Agreement and Public Deed	h
2.06	Form of Certificado Bursátil	f
2.07	Indenture dated as of October 22, 2003 (“2013 Indenture”) between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits); including Form of 11.75% Senior Note due 2013	e
2.08
Form of First Supplemental Indenture dated as of October 23, 2006 to the 2013 Indenture between Vitro, S.A. de C.V. and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
a
2.09
First Supplemental Indenture to the 2013 Indenture dated as of February 1, 2007 among Vitro, S.A.B. de C.V., the Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
b
2.10
Second Supplemental Indenture to the 2013 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
b
2.11
Third Supplemental Indenture to the 2013 Indenture dated as of January 16, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
+
2.12
Fourth Supplemental Indenture to the 2013 Indenture dated as of May 15, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
+
2.13
Trust Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer and trustee, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., and Vitro Vidrio y Cristal, S.A. de C.V., dated August 3, 2005, in connection with the issuance of the 6.46% Preferred Notes
c
2.14
Purchase Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer, Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., Vitro Vidrio y Cristal, S.A. de C.V., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank International”, as purchaser, dated August 22, 2005, in connection to the sale of 6.46% Preferred Notes — Summary of the document in English attached
c
2.15	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2012 Indenture”)	b
2.16	Form of 8.625% Senior Note due 2012	b

Exhibit No.	Description	Page
2.17
First Supplemental Indenture to the 2012 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
b
2.18
Second Supplemental Indenture to the 2012 Indenture dated as of January 16, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
+
2.19
Third Supplemental Indenture to the 2012 Indenture dated as of May 15, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
+
2.20	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2017 Indenture”)	b
2.21	Form of 9.125% Senior Note due 2017	b
2.22
First Supplemental Indenture to the 2017 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
b
2.23
Second Supplemental Indenture to the 2017 Indenture dated as of January 16, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
+
2.24
Third Supplemental Indenture to the 2017 Indenture dated as of May 15, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
+
4.01	Receivables Purchase Agreement dated as of May 7, 2004 among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation, ABN Amro Bank N.V. and Finacity Corporation	e
4.02	Receivables Sales Agreement dated as of May 7, 2004 between Vitro America, Inc. and VVP Funding Corporation	e
4.03	Second Amendment to Receivables Purchase Agreement dated as of May 5, 2006, among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation and ABN Amro Bank N.V.	e
4.04	Third Amendment to Receivables Purchase Agreement dated as of April 16, 2007, among VVP Funding Corporation, Vitro America, Inc., Windmill Funding Corporation and ABN Amro Bank N.V.	b
4.05	Stock Purchase Agreement dated as of June 3, 2002 among Vitro, S.A. de C.V. Whirlpool Corporation and Whirlpool Holdings, Inc.	f
4.06	Stock Purchase Agreement dated as of January 23, 2004 among Vitro, S.A. de C.V., Vitro Envases Norteamérica, S.A. de C.V., Owens Corning and Owens Corning VF Holdings, Inc.	e
4.07	Stock Purchase Agreement dated as of September 25, 2004 among Rexam plc, Rexam Overseas Holding Limited and Vitro, S.A. de C.V.	d
4.08
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
d
4.09	Guaranty dated as of March 31, 2005 among Vitro, S.A.B. de C.V. and of the holders of the Certificados Subordinados	d
4.10
Purchase Agreement dated as of March 31, 2005 among ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciaria, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A.de C.V., Comercializadora Álcali, S. de R.L. de C.V., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank International”, New York Branch
d

Exhibit No.	Description	Page
4.11
Placement Agent Agreement dated as of March 29, 2005 among Compañía Vidriera, S.A. de C.V., Industría del Álcali, S.A. de C.V., Comercializadora Álcali, S. de R.L. de C.V., ABN AMRO Bank (México), S.A., Institución de Banca Múltiple, División Fiduciaria, and Banco Invex, S.A. Institución de Múltiple, Invex Grupo Financiero
d
4.12	Letter of extension between Pilkington plc and Vitro Vidrio y Cristal, S.A. de C.V., dated April 24, 2006	d
4.13	Stock Purchase Agreement of Vidrios Panameños S.A. between the Sellers listed therein and Empresas Comegua, S.A., dated April 4, 2006.	c
8.1	List of subsidiaries of Vitro, S.A.B. de C.V.	+
12.1	Certification of the Chief Executive Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	+
12.2	Certification of the Chief Financial Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	+
12.3	Certification of the Chief Administrative Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	+
13.1
Certification of the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of Vitro, S.A.B. de C.V. pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
+

+	Filed herewith.

a	Filed as an exhibit to the Registration Statement of Vitro, S.A.B. de C.V. on Form F-4 (File No. 333-135546) and incorporated herein by reference thereto.

b	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference thereto.

c	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference thereto.

d	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference thereto.

e	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference thereto.

f	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report for the year ended December 31, 2002 and incorporated herein by reference thereto.

g	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.

h	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto.

SIGNATURES
Vitro, S.A.B. de C.V. and Viméxico, S.A. de C.V., hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on their behalf.
Date: June 27, 2008

VITRO, S.A.B. DE C.V.,
by	/s/ Federico Sada González
	Name:	Federico Sada González
	Title:	President and Chief Executive Officer

by	/s/ Claudio Del Valle Cabello
	Name:	Claudio Del Valle Cabello
	Title:	Chief Administrative Officer

by	/s/ Enrique Osorio López
	Name:	Enrique Osorio López
	Title:	Chief Financial Officer

VIMÉXICO, S.A. DE C.V.,
by	/s/ Claudio Del Valle Cabello
	Name:	Claudio Del Valle Cabello
	Title:	Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description
2.11
Third Supplemental Indenture to the 2013 Indenture dated as of January 16, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association

2.12
Fourth Supplemental Indenture to the 2013 Indenture dated as of May 15, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association

2.18
Second Supplemental Indenture to the 2012 Indenture dated as of January 16, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

2.19
Third Supplemental Indenture to the 2012 Indenture dated as of May 15, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

2.23
Second Supplemental Indenture to the 2017 Indenture dated as of January 16, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

2.24
Third Supplemental Indenture to the 2017 Indenture dated as of May 15, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

8.1	List of subsidiaries of Vitro, S.A.B. de C.V.
12.1	Certification of the Chief Executive Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Administrative Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of Vitro, S.A.B. de C.V. pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.