Form 20-F/A
period 2007-12-31
VITRO SAB DE CV
filed 2009-06-19
CIK 880582

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A

☐	REGISTRATION STATEMENT PERSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PERSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
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
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes ☐     No ☑

Item 3. Key Information
Risk Factors
Item 5. Operating and Financial Review and Prospects
Operating Results
Item 11. Quantitative and Qualitative Disclosures About Market Risk
SIGNATURES
EXHIBIT INDEX
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1

20-F/A 2007
EXPLANATORY NOTE
This Annual Report on Form 20-F/A is being filed as an amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
This amendment includes additional information within Item 3. Key Information — Risk Factors, Item 5. Operating and Financial Review and Prospects — Operating Results, and Item 11. Quantitative and Qualitative Disclosures About Market Risk.
As we have publicly disclosed, due to the extraordinary financial events, in late 2008 we determined to close substantially all of our outstanding derivative financial instruments. After such unwindings, we were sued in the U.S. by most of the counterparties to these instruments. We have formally filed an answer to the complaints, and as part of the answer asserted affirmative defenses including, among others, challenging the validity of the derivative agreements. We will continue evaluating, assisted by our external advisors and counsel, the enforceability, amounts claimed and legality of the derivative financial instruments. Therefore, the amounts claimed by the Counterparties in no manner or under no concept should be considered as an express or implied acknowledgement of the same by us, and neither should be considered as a renunciation of us to any right, which we have purposely and expressly reserved and continues to do so, including the right to adjust or eliminate, depending on the circumstances, in such case, those amounts.
Nothing set forth in this amendment shall be construed in a manner that is contradictory with the initial pleadings, responses and affirmative defenses raised by us and the other defendants in such judicial proceedings or any other. All of our rights thereto are hereby expressly reserved.

Item 3. Key Information
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
Additionally, under our current indentures governing our Senior Notes, if an event of default results in any indebtedness (as defined in the indentures) having a principal amount of $25 million or more in the aggregate being due and payable prior to its stated maturity or failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period, the noteholders have the right to accelerate the Senior Notes.
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
As of March 31, 2008, we have entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate and interest payments on another $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a fixed peso rate. We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in foreign currency exchange rates by entering into derivative financial instruments (“DFI”) suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in the foreign currency exchange rate could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement.
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
Additionally, if the price of natural gas increases, we cannot assure you we would be able to raise the prices of our products to fully reflect the increases in our operating costs and therefore our results of operations could be adversely affected by continued high prices of natural gas.
We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in natural gas prices by entering into DFIs suggested by our counterparties and jointly structured with them. Although a decrease in the price of natural gas could have a positive impact in our cost of goods sold, this strategy is designed to meet our objectives with the risk that a decrease in natural gas prices could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement. We cannot assure you that these instruments will be available on favorable terms to us, if at all, to fully hedge our exposure to such variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

A material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold. However, the benefits to our cost of sales would be realized over a period of time, whereas the effect for the DFIs is recorded immediately in our financial result by means of the mark to market valuations.
Our limited thresholds for derivative transactions could be insufficient to cover significant negative fair values.
Under the International Swap Dealers Association (“ISDA”) agreements entered into with our derivative counterparties, we have been granted certain limited tresholds which could be insufficient to cover significant negative fair values which could lead to margin calls that may affect our liquidity.
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
As of March 31, 2008, we have entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate and interest payments on another $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a fixed peso rate. We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in foreign currency exchange rates by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in the foreign currency exchange rate could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement.
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
As of December 31, 2007, our floating-rate peso and dollar-denominated debt amounted to Ps. 366 million and $34 million. As of March 31, 2008, we entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate. We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in interest rates by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in interest rates could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement.
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
Our cost of goods sold is sensitive to the price of natural gas. In recent years, every dollar fluctuation per MMBTU has had an annual impact of approximately $20 million on our cost of goods sold based on our average historical consumption of approximately 1.7 million MMBTUs per month. The NYMEX closing price of natural gas as of June 23, 2008 was $13.20 per MMBTU. We have not been able to raise the prices of our products to fully reflect the increases in our operating costs and therefore our results of operations could be adversely affected. We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in natural gas prices by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in natural gas prices could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement. A material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold. However, the benefits to our cost of sales would be realized over a period of time, whereas the effect for the DFIs is recorded immediately in our financial result by means of the mark to market valuations. Additionally, we often structure some of our DFIs in order to obtain better conditions, such as a reduction in or complete elimination of fees. As result, if natural gas prices decrease we could be exposed to higher losses than the benefits we would obtain from decreases in our cost of goods sold.

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
Inflation and Foreign Currency Exchange Rate Fluctuations
The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates:

	For the Year Ended December 31,
	2005		2006		2007
Nominal peso devaluation (appreciation) relative to the U.S. dollar(1)		(4.6%)		1.7%		0.5%
Mexican inflation (based on changes in INPC) (1)		3.3%		4.1%		3.8%
U.S. inflation (based on changes in Consumer Price Index)(2)		3.5%		2.5%		4.1%
Inflation differential (Mexican vs. U.S.)(1)(2)(3)		(0.2%)		1.6%		(0.3%)
Real peso devaluation (appreciation) relative to the U.S. dollar(4)		(4.5%)		0.1%		0.8%
Free Exchange Rate as of year end(1)	Ps.	10.6344	Ps.	10.8116	Ps.	10.8662
Mexican GDP growth rate(5)		3.0%		4.7%		3.3%
Exchange rate of euro per pesos as of year end(6)	Ps.	12.5932	Ps.	14.2680	Ps.	15.9526

(1)	Source: Banco de México.

(2)	Source: U.S. Bureau of Labor Statistics.

(3)	Compounded.

(4)	Peso devaluation (appreciation) in real terms = -((Nominal peso devaluation +1) / (Inflation differential + 1))-1.

(5)	Source: Instituto Nacional de Estadística, Geografía e Informática.

(6)	Source: Federal Reserve Bank of New York—Noon Buying Rates as to euro-to-dollar exchange rate and Banco de México as to dollar-to-peso exchange rate.
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
We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in foreign currency exchange rates by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in foreign currency exchange rates could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement.
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
Effects of Limitations on Long-term Debt Agreements
Certain of our long-term debt agreements contain limitations including the restriction of payments to repurchase shares, limitation on dividends, limitation on liens and certain financial covenants that if we do not meet at a consolidated level, our ability to incur additional debt is restricted. As of December 31, 2007 such restrictions did not represent an event of default on the credit facilities nor did it allow the lenders to accelerate the maturity of the debt under such credit facilities.
As of December 31, 2007, we are restricted from incurring additional debt, except for certain permitted debt including, among others, US$ 100 million of debt for working capital needs, capital expenditures and interest payments, US$25 million for capital expenditures secured by liens and an additional US$25 million for any other purpose. The financing agreements do not restrict our ability to refinance debt.
Additionally, under our current indentures governing our Senior Notes, if an event of default results in any indebtedness (as defined in the indentures) having a principal amount of US$25 million or more in the aggregate being due and payable prior to its stated maturity or failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period, the noteholders have the right to accelerate the Senior Notes.
Effects of increases in interest rates.
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
As of December 31, 2007, our floating-rate peso and dollar-denominated debt amounted to Ps. 366 million and $34 million. As of March 31, 2008, we entered into swap arrangements under which all interest payments, until 2012, on $500 million principal amount of our outstanding debt were swapped from a fixed dollar rate to a variable peso rate. We define our strategy and objectives in the ordinary course of business and to fulfill such objectives we limit our exposure to increases in interest rates by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in interest rates could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement.
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

	($ millions(2), except for percentages)
Net sales
Domestic		$916	41%		$1,028	43%		$1,145	45%
Exports		588	27%		556	23%		601	23%
Foreign Subsidiaries		708	32%		817	34%		814	32%

		$2,212	100%		$2,401	100%		$2,560	100%

	($ millions(2), except for percentages)
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
Total Comprehensive Financing Result
Our total comprehensive financing result decreased 27.1% from Ps. 2,276 million ($210 million) for the year ended December 31, 2006 to Ps. 1,660 million ($153 million) for the year ended December 31, 2007. This decrease was primarily due to a non-cash foreign-exchange loss of Ps. 94 million ($9 million) during the year ended December 31, 2007 compared to a non-cash foreign-exchange loss of Ps. 224 million ($21 million) in the year ended December 31, 2006, resulting from a lower depreciation of the Mexican peso during the year ended December 31, 2007, and more favorable values in our derivative instrument transactions of Ps. 201 million ($19 million) for the year ended December 31, 2007 compared to Ps. 337 million ($31 million) for the year ended December 31, 2006, and a decrease of 7.6% in interest expense to Ps. 1,694 million ($156 million) for the year ended December 31, 2007 from Ps. 1,834 million ($169 million) for the year ended December 31, 2006. Derivative instruments losses for the year ended December 31, 2007, were comprised mainly by losses in interest rate DFIs of approximately Ps. 243 million ($22 million), mainly due to increases in the TIIE, partially offset by gains in natural gas DFIs of approximately Ps. 8 million ($1 million), mainly due to increases in natural gas prices during some months of 2007, and by gains in foreign exchange rate DFIs of approximately Ps. 32 million ($3 million), mainly due to increases in foreign exchange rate.
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
Total Comprehensive Financing Result
Our total comprehensive financing result increased 52% from Ps. 1,500 million ($138 million) for the year ended December 31, 2005 to Ps. 2,276 million ($210 million) for the year ended December 31, 2006. This increase was primarily due to a non-cash foreign-exchange loss of Ps. 224 million ($21 million) during the year ended December 31, 2006 compared to a non-cash foreign-exchange gain of Ps. 417 million ($38 million) in the year ended December 31, 2005, resulting from a depreciation of the peso by 1.7% during the year ended December 31, 2006, compared with a 4.6% appreciation in the year ended December 31, 2005. Additionally, an increase in other financial expenses driven mainly by the negative effect of derivative transactions, which increased from a charge of Ps. 17 million ($2 million) for the year ended December 31, 2005 to Ps. 337 million ($31 million) for the year ended December 31, 2006, mainly due to losses in natural gas derivatives of Ps. 344 million ($30 million), which more than offset a 9.4% reduction in interest expense.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures About Market Risk
Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of natural gas prices, interest rates and foreign currency exchange rates. To minimize our exposure to these risks, we utilize financial derivative instruments.
Our policy is to use derivative financial instruments to mitigate our exposure to liquidity and market risks related to our production and financial operations, caused mainly by our natural gas needs, as well as by future commitments made in foreign currencies. The DFIs that we use to mitigate the aforementioned risks are Swaps, Options and Forwards, both simple and structured, the latter in order to obtain better conditions, such as a reduction in or complete elimination of fees.
From an economic point of view, DFIs are entered into for hedging purposes, however, for accounting purposes our DFIs have not been designated as hedges because they do not meet all the accounting requirements established by both Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, and therefore have been classified as trading instruments. DFIs employed by us are operated in the Over the Counter market with international financial institutions. The main characteristics of the transactions refer to the obligation to buy or sell a certain underlying asset given certain criteria such as cap rate, trigger level, spread, and strike price, among others.
Our policy for Financial Derivatives Instrument Operations (the “Policy”) sets guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording of DFIs, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables.
The Policy defines that the strategy to be implemented in order to hedge our financial risks, must take into consideration the following factors:
•	Risk tolerance
•	Market risks to which we are exposed
•	Types of DFIs to use
•	Time frames for the strategy
•	Circumstances in which we must change our hedging strategy
•	Operating budgets and projections
Analysis of future impacts of identified risks on derivative financial instruments
In order to analize and evaluate future impacts of our DFIs, we completed a sensitivity analysis which was based on the annual historical volatility of the identified risks using the Black-Scholes model.
In this sensitivity analysis, for purposes of our natural gas DFIs, we used 19% the historical volatility of the Natural Gas Future NGK9 from January 1, 2007 to December 31, 2007, as this contract was the last natural gas DFI contract entered into by us in 2007. For our foreign exchange DFIs we used 7% for exchange rate volatility. The fair value impact on our DFI portfolio at December 31, 2007 under an adverse scenario would have resulted in an additional loss of approximately $36.5 million. For the calendar years ending December 31, 2005, 2006 and 2007, the actual losses we incurred on our derivative agreements were Ps. 17 million ($2 million), Ps. 337 million ($31 million), and Ps. 201 million ($19 million) respectively.

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

Interest Rate Risk
In order to try to limit our exposure to increases in interest rates, we entered into interest rate swap agreements to hedge future interest payments.

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
Foreign Currency Exchange Rate Risk
In order to try to limit our exposure to increases in foreign currency exchange rates, we entered into currency swap and option agreements to hedge our exposure to increases in foreign currency exchange rates. The table below sets forth information, as of December 31, 2007, regarding our currency swaps and options used to hedge our exposure to U.S. dollar exchange rate risk.

	Notional
	Amount			Fair Value
Derivative financial instruments	(million)		Period	Asset
Foreign exchange options
Exotic instruments	US$	266	January to April 2008	Ps.	2
Natural Gas Price Risk
We enter into different derivative agreements with several counterparties to protect ourselves against the increase in natural gas prices. NYMEX natural gas prices have increased from an average price of $3.22 during 2003 to an average price of $7.12 during 2007, representing a cumulative increase of 120%. The closing price of natural gas on the New York Mercantile Exchange (“NYMEX”) as of June 23, 2008 was $13.20 per MMBTU.
The Company’s actual natural gas consumption is approximately 20 million MMBTUs per year.
In order to try to limit our exposure to increases in natural gas prices, we entered into hedges with several financial and other institutions. As of December 31, 2007, we had hedges on the price of natural gas for approximately 20% of our expected consumption needs in Mexico. As of December 31, 2007, the fair market value of these hedges was a liability of Ps. 550 million.

	Notional				Fair Value
Derivative financial	Amount				Asset
instruments	(MMBTUs)	Period	Contract Terms		(Liability)
Natural gas contracts
Capped swap (2)	8,040,000	January to December 2008	at $7.78 (Long Put at 7.03 Short Call at 8.20)	Ps.	(556)
Swaps	1,640,000	January to December 2008	at 7.28		6
Options	4,800,000	January to December 2008	at 6.25		10
Exotic	3,600,000	January to December 2008	Short Call 10.50 Long Call 8.50 / Short Put 6.89 Long Call 6.89 / Short Put 8.50
Exotic	1,800,000	January to December 2008	8.65 [Knock Out at 5.50]		(10)
Exotic	1,200,000	January to December 2008	7.07 [Knock Out at 10.50]
Exotic	960,000	January to December 2008	7.75 [Cap at 9.50 Trig 6.26]
Exotic	840,000	January to December 2008	7.75 [Cap at 9.50 Trig 6.10]
Total natural gas contracts				Ps.	(550)

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

SIGNATURES
Vitro, S.A.B. de C.V. and Viméxico, S.A. de C.V., hereby certify that they meet all of the requirements for filing on Form 20-F/A and that they has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F/A on their behalf.
Date: June 19, 2009

VITRO, S.A.B. DE C.V.,
By:	/s/ Hugo Alejandro Lara García
	Name:	Hugo Alejandro Lara García
	Title:	Chief Executive Officer

By:	/s/ Claudio Luis Del Valle Cabello
	Name:	Claudio Luis Del Valle Cabello
	Title:	Chief Financial and Administrative Officer
VIMÉXICO, S.A. DE C.V.,
By:	/s/ Claudio Luis Del Valle Cabello
	Name:	Claudio Luis Del Valle Cabello
	Title:	Chief Financial and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description
12.1	Certification of the Chief Executive Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial and Administrative Officer of Vitro, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of the Chief Executive officer and Chief Financial and Administrative Officer of Vitro, S.A.B. de C.V. pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.