Form 20-F
period 2008-12-31
VITRO SAB DE CV
filed 2009-07-01
CIK 880582

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
11.75% Senior Notes due 2013
8.625% Senior Notes due 2012
9.125% Senior Notes due 2017

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2008:
386,411,643 shares of Series “A” common stock, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
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
Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (the “CINIF”), which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP.” See Note 25 to our consolidated financial statements as of December 31, 2008 and for each of the three years in the period ended December 31, 2008 which provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us.
As of December 31, 2008, we were in default under the indentures governing the $300 Million Senior Notes due 2012 (the “2012 Notes”), the $216 Million Senior Notes due 2013 (“the 2013 Notes”) and the $700 Million Senior Notes due 2017 (“the 2017 Notes”) (collectively the “Senior Notes”); therefore, Ps. 16,689 million was reclassified in our consolidated financial statements as short-term debt resulting in current liabilities significantly exceeding current assets. As disclosed in Note 10 to our consolidated financial statements, we have initiated negotiations with our financial creditors in order to restructure our debt. We continue to operate normally as we work to achieve a financial restructuring. Our consolidated financial statements do not include the effects that could result if such financial restructuring is unable to be realized.
As disclosed in Note 3 (a) of our consolidated financial statements, beginning January 1, 2008, we adopted the following new MFRS: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF B-15, Foreign Currency Translation; NIF D-3, Employee Benefits and NIF D-4, Income Taxes. Therefore, our consolidated financial statements for the year ending December 31, 2008 are not comparable to prior years.
As disclosed in Notes 3 (a) and 3 (b) of our consolidated financial statements, NIF B-10, differentiates two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, and the effects of inflation are recognized; and b) a non-inflationary environment, where cumulative inflation is less than 26% in the same period, and the effects of inflation are not recognized in the financial statements. Since the cumulative inflation over the three years ending December 31, 2007 was 11.56%, the environment in which we operate is no longer consider to be inflationary, and accordingly we did not recognize the effects of inflation in our financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2007 include restatement effects recognized through December 31, 2007.
Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. Such gains (losses) should be maintained in stockholders’ equity and realized within earnings for the period in which such assets are depreciated or sold. We determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, in accordance with NIF B-10, as of January 1, 2008, we reclassified the entire balance of shortfall in restatement of capital in stockholders’ equity of Ps. 21,154 million to retained earnings. The requirements of NIF B-10 have been recognized prospectively.

As disclosed in Notes 3 (a) and 3 (b) of our consolidated financial statements, NIF B-2 supersedes Bulletin B-12, Statement of Changes in Financial Position, which replaces the statement of changes in financial position. NIF B-2 permits the presentation of such statement using either the direct or the indirect method; we elected the indirect method. The statement of cash flows for the year ended December 31, 2008, is presented in nominal pesos. In accordance with NIF B-2, this standard should be recognized prospectively, and consequently, our consolidated financial statements include a statement of cash flows for 2008 and a statement of changes in financial position for 2007 and 2006.
In November 2008, the corporate by-laws of Empresas Comegua, S.A. (“Comegua”), a company of which we own 49.7%, were modified regarding the control of its operations. As a result, beginning on December 1, 2008 our consolidated financial statements present our 49.7% interest in Comegua under the equity method for purposes of MFRS, whereas previously Comegua was presented as a consolidated subsidiary. As a result of the deconsolidation of Comegua in November 2008, only the results of Comegua for the first eleven months of 2008 are included in our consolidated financial statements, and Comegua’s individual assets and liabilities are not included in our consolidated balance sheet as of December 31, 2008. See Note 20 (h) of our consolidated financial statements for more information.
In August 2008, our partner in Vitro Cristalglass S.L. (“Vitro Cristalglass”) exercised its right to sell its 40% interest in the company to our subsidiary Viméxico, S.A. de C.V. (“Viméxico”), the holding company for our Flat Glass business unit. Therefore, beginning September 1, 2008, our consolidated financial statements present Vitro Cristalglass as a wholly-owned subsidiary of Viméxico.
In August, 2007, Viméxico acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”), a company dedicated to the installation of value-added glass products, and beginning September 1, 2007, our consolidated financial statements include PVA as a wholly-owned subsidiary of Viméxico.
In July, 2007, Viméxico exercised its option to acquire the 50% equity interest in Vitro AFG, S.A. de C.V. (“Vitro AFG”) held by its joint venture partner AFG Industries (“AFG”), a subsidiary of Asahi Glass Co. Limited, and beginning August 1, 2007, our consolidated financial statements present Vitro AFG as a wholly-owned subsidiary of Viméxico.
In June, 2006, we sold our 51% interest in Vitrocrisa Holding, S. de R.L. de C.V. and its subsidiaries Crisa Libbey, S.A. de C.V. and Crisa Industrial, LLC (together, “Vitrocrisa”) to our partner Libbey, Inc. Our consolidated statement of operations for the year ended December 31, 2006, present Vitrocrisa as a discontinued operation.
In March 2006, we sold our 51% interest in Química M, S.A. de C.V. (“Química M”) to Solutia, Inc. Solutia is now the sole owner of Química M, which was previously included in our Flat Glass reportable segment. Química M has been classified as a discontinued operation as it met the definition of held for sale for U.S. GAAP purposes. It did not meet the definition of discontinued operations for MFRS purposes as it did not constitute the sale of a significant portion of our business. See Note 25 (k) to our consolidated financial statements for additional information.
This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the “Free Exchange Rate.” As of December 31, 2006, 2007 and 2008, the Free Exchange Rate was 10.8116, 10.8662 and 13.8325 pesos per U.S. dollar, respectively. Within this annual report, we often compare variances between periods. In such instances, when addressing changes in nominal dollars, we calculate these amounts by dividing the nominal pesos for each period by the exchange rate published by Banco de Mexico on the date such transactions were realized. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates.

In accordance with MFRS, our consolidated financial statements for the year ended December 31, 2008 are expressed in nominal pesos, and all amounts for prior fiscal years are restated in constant pesos as of December 31, 2007, except where otherwise indicated.
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
Under Mexican corporate law, ordinary shares of our Series “A” common stock held by our Stock Option Trust (39,777,907 shares as of April 29, 2009, the date of our most recent general ordinary shareholder’s meeting) are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which our other shares are entitled to vote. However, for accounting purposes, our ordinary shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of change in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders’ equity, we considered our ordinary shares held by our Stock Option Trust as treasury stock and not outstanding. As of April 29, 2009, 53,341,849 ordinary shares were held by our Pension Plan Trust. Those ordinary shares are treated as outstanding for all purposes.
Certain amounts included in this annual report may not sum due to rounding.

v

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
These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. It is possible that our future financial performance may differ materially from our expectations because of a variety of factors, some of which include, without limitation, the following:
•
The general political, economic and competitive conditions in markets and countries where we have operations, including the current global recession conditions, competitive pricing pressures, inflation or deflation, increased security risks and changes in tax rates;

•	Our ability to restructure and refinance our current debt
•	Liquidity, debt repayment and access to credit;
•	Cost and availability of energy;
•	Transportation costs and availability;
•	Consolidation among competitors and customers;
•	Foreign currency exchange fluctuations relative to the U.S. dollar against the Mexican peso;
•	Changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;
•	Fluctuations in the price of raw materials and labor costs;
•	Capacity utilization of our facilities;
•	Availability of raw materials;
•	The ability to integrate operations of acquired businesses;
•	Consumer preferences for forms of packaging that are alternatives to glass containers;
•	The ability to hire and retain experienced management;
•	The performance by customers of their obligations under purchase agreements;
•	Lifting of trade barriers and enforcement of measures against unfair trade practices;
•	The enactment of stricter environmental laws; and
•	The timing and occurrence of events which are beyond our control.
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

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
RECENT DEVELOPMENTS
The Global Recession and Its Effects on Our Business
The global economic and financial crisis, and the severe economic recession, which began in the second half of 2008 in each of our major markets, Mexico and the United States, has significantly affected our glass container and flat glass businesses. The sharp decline in demand for new cars and trucks in the automobile industry, for new homes and buildings in the construction industry, and higher priced imported beer in the beverage industry in the U.S. resulted in an 11.9% decline year over year of our consolidated net sales for the first quarter of 2009, from Ps. 6,881 million to Ps. 6,065 million. Measured in nominal U.S. dollars, the sales decline was 34.5%, from $640 million to $419 million, reflecting the effect of the devaluation of the Mexican peso to the U.S. dollar of 34% for that same period. Operating income went down from Ps. 453 million to Ps. 300 million, or measured in nominal U.S. dollars from $42 million to $21 million. Net income went down from a gain of Ps. 323 million to a loss of Ps. 1,246 million, or measured in nominal dollars from a gain of $30 million to a loss of $84 million.
The worldwide recession is continuing to have an adverse effect on our sales and levels of profitability during the current quarter. Light vehicle production in North America is expected to decrease approximately 37% in 2009 due to the economic recession, credit crisis, actual vehicle inventory levels and the current financial conditions of major original equipment manufacturers (“OEM”). For further discussion see “Item 5. Operating Results and Financial Review and Prospects—Operating Results—Trend Information.”
Derivative Financial Instruments
We are a large consumer of natural gas with an approximate consumption of 20 million British Thermal Units (“MMBTU”) in 2008 through our 23 glass container furnaces and three float glass furnaces in Mexico. During the first seven months of 2008, energy prices, mostly natural gas, our main energy input, recorded a sharp price increase from $6.51 to $12.60 per MMBTU, exerting negative pressure on our operating and financial results. During this period, in order to hedge against further increases in natural gas prices, we entered into certain Derivative Financial Instruments (“DFIs”) that were different in characteristics and notional amounts from the derivative contracts we had historically entered into.
Additionally, during the first seven months of 2008, the Mexican peso appreciated 7.4% relative to the U.S dollar. During the same period, the Mexican equilibrium interbank interest rates (“TIIE”) increased 6.5%. During this period, we entered into certain additional DFIs materially different in characteristics and in notional amounts from the derivative contracts we had customarily entered into in order to hedge against continued increases in the value of the peso against the dollar and continued increases in interest rates.
In the fourth quarter of 2008, due to high volatilities in the financial markets, coupled with a significant drop in the price of natural gas as well as a sharp decrease in the value of the Mexican peso compared to the U.S. dollar, our DFI positions were adversely impacted. Natural gas prices plummeted from a record high of $12.60 per MMBTU in July 2008 to $6.00 per MMBTU by year end 2008, and in the final months of 2008, the Mexican peso registered a 30% year end devaluation against the dollar, reversing the appreciation trend experienced in the first seven months. As a result of these changes, we were required to post $85 million in collateral deposits related to margin calls by our DFI counterparties (“Counterparties”). In order to eliminate further liquidity deterioration related to additional margin calls, in the fourth quarter of 2008 we restructured our DFI portfolio and unwound the majority of our open positions to guarantee our ability to continue our normal course of operations.

As of December 31, 2008, the value of our DFI positions from our natural gas and currency and interest rate DFIs, according to the claims made by our Counterparties, was $358 million in favor of the Counterparties, of which $325 million was associated with the closed DFI positions. The remaining $33 million was related to open positions associated with natural gas hedges maturing from 2009 through 2011 with Petróleos Mexicanos (“Pemex”). As of May 31, 2009, our liability in our Pemex hedges had increased to approximately $45 million. The $325 million of Counterparty claims related to the closed DFI positions was of the claimed amounts offset by $85 million placed as, which we dispute, collateral, resulting in a net claim of $240 million. Our failure to make payment on our closed DFI positions triggered cross-default provisions in the majority of our long-term debt instruments.
During January and February 2009, six out of seven Counterparties with whom we and some of our subsidiaries entered into DFIs filed law suits in the State of New York demanding payment of unwound positions. On April 24, 2009, we filed our initial responses to these lawsuits disputing the amount, legality and enforceability of the DFIs. The six Counterparties that filed suit against the Company have moved for summary judgment on their claims. The Company’s responses to the motions for summary judgment are due on July 10, 2009, and the Court has scheduled an oral hearing on the motions for August 12, 2009. We cannot predict when or how the Court will rule on the motions for summary judgment
We are still evaluating, assisted by our external advisors, our response to the claims made by our Counterparties, including the validity, amount and legality of the DFIs described above. Therefore, the amounts stated herein reflects only the claims made by our counterparties and in no manner whatsoever should be considered an express or implied acknowledgement of the same by us. Furthermore, disclosure of such amounts claimed should not be considered as a renunciation by us of any right, including the right to adjust or eliminate these amounts depending on the circumstances.
Interest and Principal Payment Default
In order to preserve the necessary cash to continue our operations, we did not make scheduled interest payments due February 2, 2009 in an aggregate amount of $44.8 million on our 2012 Notes and 2017 Notes and we did not make a scheduled payment due May 1, 2009 of $12.7 million on our 2013 Notes. Under the indentures governing the Senior Notes, the noteholders have the right to accelerate this debt. In addition, we also did not make a scheduled payment of Ps. 150 million ($10.9 million), plus accrued interest, due February 5, 2009, on our Certificados Bursátiles issued in 2003 (“Certificados Bursátiles Vitro 03”). As a result of these defaults, other payment defaults of approximately $17.6 million and other debt of the Company of approximately $81 million is also in default. The common representative of our Certificados Bursátiles has initiated legal proceedings in Mexico in order to demand payment of Ps. 150 million ($10.9 million), plus accrued interest, on such Certificados Bursátiles Vitro 03. For further discussion, see “Item 8. Financial Information—Legal Proceedings” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”
We are pursuing negotiations with the holders of our Senior Notes, the Counterparties, and other financial creditors to restructure our debt.
Bancomext Transaction.
In order to improve our liquidity to normal operating levels, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million) to a trust and received proceeds of $85 million from Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”). This structure allowed Vitro to make the assets immediately liquid; restoring its cash position while allowing enough time to maximize the amount Vitro can receive for the assets to be sold.

Cost Reduction Initiatives
We have adopted a significant and focused cost reduction plan, and we are now in the process of reducing our workforce, eliminating aircraft leasing costs, divesting non-productive assets and eliminating the outsourcing of non-strategic services, as part of the measures we are adopting to improve our financial position. It is estimated that these initiatives, as well as those aimed at reducing operating costs, drastically reducing corporate expenses and improving efficiency, will represent annual savings between $80 and $120 million. In addition, we will continue to maintain strict control over our cash position. As of March 31, 2009, we had achieved a total annualized savings of $78 million, which, as of that date, was above our internal projections.
Vena’s Securitization Refinancing
On March 31, 2009, we completed a one-year refinancing of the Vena receivables securitization through an amendment, which allowed our subsidiaries Compañia Vidriera, S.A. de C.V. (“Covisa”) and Industria del Álcali, S.A. de C.V. (“Álcali”) to obtain the necessary liquidity to maintain normal operations.
The senior tranche is a Ps. 550 million variable rate investment grade bond that was privately funded. As part of this transaction, we made a partial payment of the subordinated notes for an amount of $9 million out of the original $19 million outstanding. For further discussion see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements.”
Termination of ADRs
On June 19, 2009, we notified The Bank of New York Mellon (“BNY Mellon”) as Depositary of the Certificados de Participación Ordinaria (“CPOs”) representing our outstanding shares of our decision to terminate the Amended and Restated Deposit Agreement dated December 17, 2007 under which the American Depositary Receipts (“ADRs”) were issued. On June 25, 2009, BNY Mellon notified the holders of the ADRs that the Deposit Agreement will terminate on August 24, 2009. We will delist our ADRs from the New York Stock Exchange (“NYSE”) concurrently with such termination.
Among the principal reasons for this decision are:
a)	The low volume of ADRs traded through NYSE (daily average for the last six months was of approximately 18,000 ADRs).

b)	Our desire to improve the trading of our shares in Mexico.

c)	The high costs associated with the trading of the ADRs on the NYSE.
The shares representing our capital stock will continue trading on the Mexican Stock Exchange.
Recent Organizational Changes
On June 26, 2009, it was announced that Mr. David González Morales has been appointed as Flat Glass President in order to replace Mr. Roberto Rubio Barnes. During the Company’s restructuring process, our Glass Containers business unit will be led by Mr. Alfonso Gómez Palacio who was the head of this business unit when he decided to retire in 2007. These changes are effective starting July 1, 2009.
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
RISK FACTORS RELATING TO OUR BUSINESS
Our current liabilities significantly exceed our current assets, and we may not be able to continue to conduct our businesses.
As of December 31, 2008, we were in default under the indentures governing our Senior Notes; therefore, Ps. 16,689 million was reclassified in our consolidated financial statements as short-term debt resulting in current liabilities significantly exceeding current assets. As disclosed in Note 10 to our consolidated financial statements, we have initiated negotiations with our financial creditors in order to try to restructure our debt. We continue to operate normally as we work to achieve a financial restructuring. Our consolidated financial statements do not reflect the impact on our results if such plans were unable to be realized.
We are in default under our indentures and other financial instruments, and our future is dependent upon our ability to restructure our debt and other financial instruments.
As of December 31, 2008, our total consolidated indebtedness was Ps. 20,243 million ($1,464 million) and our consolidated off-balance sheet financings, related to our receivables securitization and sale of receivables transactions, were Ps. 1,546 million ($112 million). Our net interest expense on debt for the year ended December 31, 2008 was Ps. 2,089 million ($151 million), while our operating income was Ps. 1,710 million ($124 million).
In order to preserve the necessary cash to continue our operations, we did not make scheduled interest payments due February 2, 2009 of an aggregate amount of $44.8 million on our 2012 Notes and 2017 Notes and we did not make a scheduled interest payment due May 1, 2009 of $12.7 million on our 2013 Notes. Under the indentures governing the Senior Notes, the noteholders have the right to accelerate this debt. In addition, we also did not make a scheduled payment of Ps. 150 million, plus accrued interest, due February 5, 2009, on our Certificados Bursátiles Vitro 03. As a result of these defaults other payment defaults of approximately $17.6 million and other debt of the Company of approximately $81 million is also in default. The common representative of our Certificados Bursátiles Vitro 03 has initiated legal proceedings in Mexico in order to demand payment of Ps. 150 million ($10.9 million), plus accrued interest, on such Certificados Bursátiles Vitro 03. For further discussion, see “Item 8. Financial Information—Legal Proceedings.” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”
In the fourth quarter of 2008, we decided to unwind a majority of our open derivative positions that had been adversely affected due to the high volatility experienced in the financial markets, which resulted in a significant devaluation between the peso and the U.S. dollar and the peso and the euro (see “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information—Inflation and Foreign Currency Exchange Rate Fluctuations.”), as well as a significant reduction in energy prices. Six of the seven banks that are Counterparties with whom we and some of our subsidiaries entered into DFIs have filed law suits in New York demanding payment of the unwound, unpaid positions, in an amount of approximately $325 million (not deducting approximately $85 million, which we dispute, held as cash collateral by the counterparties). On April 24, 2009, we filed our initial response to these lawsuits disputing the amount, legality and enforceability of the DFIs. The six Counterparties that filed suit against the Company have moved for summary judgment on their claims. The Company’s responses to the motions for summary judgment are due on July 10, 2009, and the Court has scheduled an oral hearing on the motions for August 12, 2009. We cannot predict when or how the Court will rule on the motions for summary judgment.

We do not have the means to repay or refinance the amounts that are due and payable under our indentures and other financial instruments. Our future is dependent on our ability to restructure our obligations under our indentures and other financial instruments, which will involve a significant reduction of the claims of the holders of our Senior Notes and other financial instruments. If we are able to enter into consensual arrangements with our financial creditors, as part of that process we would make filings under Mexican and U.S. bankruptcy laws to accomplish a prepackaged reorganization of our debt. If we are unable to enter into consensual arrangements with our financial creditors, we could be forced to seek relief through filings under Mexican and U.S. bankruptcy laws, which could force us to operate in bankruptcy (Concurso Mercantil) for an extended period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees, and may result in a liquidation of the Company.
We may not be able to successfully complete our restructuring plan.
In addition to negotiations with our financial creditors to restructure our outstanding obligations under our indentures and financial instruments, our ability to complete our restructuring plan and continue our operations is also dependent on:
•	The overall strength and stability of general economic conditions in the glass container, automotive and construction industries;
•	Customer confidence in our viability going forward, and our ability to continue to maintain and expand our customer base;
•	The availability of adequate financing on acceptable terms from our suppliers and their continuing business relationships with us;
•	Our ability to maintain off-balance sheet securitization programs which provide working capital for operations;
•	Our ability to sell non-productive assets at favorable prices;
•	Development of new products and new uses for our products; and
•	Expansion of our existing customer base.
Our business and our ability to continue operations are highly dependent on sales volume, which has been significantly affected by the continued financial crisis.
Our operational and financial results are highly sensitive to sales volume, as demonstrated by the sharp declines in each of our core businesses, glass containers and flat glass sales, in relation to the financial crisis that commenced in mid 2008, particularly in the markets in which we operate, principally Mexico, the Unites States and Europe. The sharp decline in demand for new cars and trucks in the automobile industry, for new homes and buildings in the construction industry, and higher priced imported beer in the beverage industry in the United States resulted in an 11.9% decline year over year of our consolidated net sales for the first quarter of 2009, from Ps. 6,881 million to Ps. 6,065 million. Measured in nominal U.S. dollars, the sales decline was 34.5%, from $640 million to $419 million, reflecting the effect of the devaluation of the Mexican peso to the U.S. dollar of 34% for that same period. Operating income went down from Ps. 453 million to Ps. 300 million, or measured in nominal U.S. dollars from $42 million to $21 million. Net income went down from a gain of Ps. 323 million to a loss of Ps. 1,246 million, or measured in nominal U.S. dollars from a gain of $30 million to a loss of $84 million.
The continuation of the current recession will continue to adversely affect our business and our ability to maintain profitable operations. A continued downturn in the Mexican economy, from which we derived 44% of our consolidated net sales for both the years ended December 31, 2007 and 2008, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived 37% and 40% of our consolidated net sales in 2007 and 2008, respectively, would have an adverse impact on the export and foreign subsidiary sales of our Flat Glass and Glass Containers business units. In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, continuing adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other countries have adversely affected the Mexican economy and therefore our results of operations.

We have insufficient liquidity to repay our existing obligations and meet our capital requirements.
Our net interest expense from debt for the year ended December 31, 2008 was Ps. 2,089 million ($151 million) and our total comprehensive financing cost was Ps. 9,077 million ($656 million), while our operating income was Ps. 1,710 million ($124 million). As of December 31, 2008, our total consolidated indebtedness was Ps. 20,243 million ($1,464 million), of which Ps. 18,488 million ($1,337 million) is short-term debt, and our consolidated off-balance sheet financings, related to our receivables securitization and sale of receivables transactions, were Ps. 1,546 million ($112 million). As of December 31, 2008 and March 31, 2009, our unrestricted cash and cash equivalent balances were Ps. 1,428 million ($103 million) and Ps. 1,165 million ($81 million), respectively.
As a result of our financial condition a number of our suppliers have imposed more restrictive payment terms and security arrangements, which further restrict our liquidity. In addition, under our arrangements to purchase the minority interest in Vitro Cristalglass, we are obligated to make payments of approximately 13 million euros ($19 million) from July 2009 to December 2010.
In February 2009, one of our receivables securitization programs providing $19 million of financing for our U.S. operations was terminated. As of March 31, 2009 we had $72 million of securitization financings, and the cancellation of any of these securitization facilities by the lenders would have a significant effect on our liquidity.
As of December 31, 2008, we had open DFI hedges with Pemex for approximately 70% of our estimated historical average of natural gas consumption of 20 million MMBTU per year at an average price of approximately $7.90 per MMBTU for 2009, 25% at an average price of approximately $6.80 per MMBTU for 2010 and 15% at an average price of approximately $7.32 per MMBTU for 2011. Our estimated consumption for 2009 is 18 million MMBTU. As of May 31, 2009, our open DFIs with Pemex had a mark-to-market liability value of approximately $45 million, which represents a $12 million increase from a mark-to-market liability value of $33 million as of December 31, 2008. Although Pemex has historically never required collateral or requested early termination, Pemex has the right to seek such remedies pursuant to the agreements.
Under the Pemex agreements mentioned above, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. For the first five months of 2009, we made monthly settlement payments of an aggregate of approximately $22 million, including the payment of approximately $7.5 million made in May 2009. If the market price of natural gas increases above the exercise price set forth in the agreement, we will be entitled to receive payments from Pemex. However, if the market price ($3.84 per MMBTU as of May 31, 2009) remains low or continues to decrease, our monthly settlement payments will continue at an unsustainable rate or increase, the negative mark-to-market value will increase, and we will be more likely subject to an unprecedented Pemex margin call, any of which would substantially adversely impact our liquidity.
In November 2008, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million) to a trust and received proceeds of $85 million from Bancomext, which provided us with necessary liquidity to continue our operations. In accordance with the trust documents, in the event that the value of the assets transferred to the trust were to decline beneath designated levels, we would be obligated to contribute additional assets to the trust. Under the trust agreement, while the assets are not sold, we are obligated to pay an annual charge of an equivalent of Libor (3 months) + 5% annually on the outstanding amount received from Bancomext until the bank has been repaid from the proceeds from the sale of the contributed assets.
Under our indentures, we are prohibited from incurring additional debt, other than the refinancing of outstanding debt and other limited exceptions, and, in addition, based upon our financial condition, we may not be able to arrange debt and other financings that could provide us with additional liquidity to operate our businesses.
Even if our debt restructuring is successful, our indebtedness and other obligations could continue to be significant and could contain significant restrictions.
Even if we are successful in restructuring our obligations under our indentures and financial instruments and complete our restructuring plan, we could continue to have a significant amount of indebtedness and other obligations. Our ability to make scheduled interest and principal payments on the restructured debt will depend upon our ability to achieve profitability levels to support our new debt, which may be dependent upon an improvement in the current economic environment in the industries we operate. Our net interest expense on debt for the year ended December 31, 2008 was Ps. 2,089 million ($151 million), while our operating income was Ps. 1,710 million ($124 million).

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

The indentures governing our new debt are expected to contain restrictive covenants that are customary to similar indebtedness, including restrictions on the incurrence of additional debt, the payment of dividends, the granting of liens and the making of investments, and may require us to dedicate significant portions of our cash flow from operations to the payment of principal and interest on our indebtedness.
Price pressures that result from over-capacity, lower-margin business opportunities, flat glass customers’ initiatives, and consolidation of our customer base may adversely affect our businesses.
Due to the current worldwide economic crisis, there is a significant over-capacity in the markets in which we operate, therefore, we could face significant pricing pressure or could be forced to temporarily enter into different business segments with lower margins within our glass containers and flat glass businesses.
Downward pricing pressures by automotive manufacturers is a characteristic of the automotive industry. Virtually all automakers have aggressive price reduction initiatives and objectives each year with their suppliers, and such actions are expected to continue in the future. In addition, estimating such amounts is subject to risk and uncertainties as any price reductions are a result of negotiations and other factors. If we are unable to offset customer price reduction in the future through improved operating efficiencies and other cost reduction initiatives, our results of operations would be adversely affected.
Some of our largest customers, mainly in the glass containers business, have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of our business with our largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from our customers may have a material adverse effect on our results of operations.
We have customers that are significant to us and the loss of all or a portion of their business will have an adverse effect on us.
Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. In December 2008 Grupo Modelo, one of our key customers in our glass container business notified us that due to the current world market contraction, it significantly reduced its beer bottle requirements from us. The volume reduction impact on our annual consolidated sales for 2009 is expected to be approximately 6.9% of our 2008 consolidated sales.

Our significant customers in our flat glass segment are major original equipment car and truck manufacturers, Ford, General Motors, Chrysler and Nissan. Our automotive sales in 2008 declined 1.7% from 2007 and further declined 48.7% in our first quarter ending March 31, 2009. The global worldwide recession is continuing to affect the level of sales in the automotive industry, and some of our key customers are subject to reorganizations under U.S. bankruptcy laws or industry consolidations which may further reduce our levels of sales to this business segment. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us.
We have experienced rising operating costs in our businesses.
Some of our components of our costs of goods sold are subject to market price variations, especially energy costs which represented 18% of our consolidated cost of goods sold in 2008. Such cost is directly linked to the price of natural gas which has experienced significant volatility in recent years. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations. Each one dollar change in our unit price of natural gas per million MMBTU has a direct impact of approximately $20 million on our annual operating costs based on our average historical consumption of approximately 1.7 million MMBTUs per month.
Natural gas prices in 2008 and the first quarter of 2009 were particularly volatile. During the first seven months of 2008, natural gas prices recorded a sharp price increase from $6.51 to a record high of $12.60 per MMBTU. From July to the end of the year 2008, however, natural gas prices plummeted to $6.00 per MMBTU. The prices have further decreased since then. As of June 26, 2009, the closing price of natural gas on the New York Mercantile Exchange (“NYMEX”) was $3.95 per MMBTU.
In the ordinary course of our business, historically we have entered into swaps and other derivative instruments to hedge our exposure to natural gas price increases. As of May 31, 2009, however, the only hedging arrangements to which we remain subject consist in a liability of $45 million of natural gas hedges with Pemex. Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in the price of natural gas, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in the price of natural gas may cause us to realize significant losses in our results of operations.
Additionally, if the price of natural gas increases, we cannot assure you we would be able to raise the prices of our products to fully reflect the increases in our operating costs, and, therefore our results of operations could be adversely affected by continued high prices of natural gas.
Furthermore, although a further decrease in the price of natural gas would have a positive impact of substantially reducing our cost of goods sold, the benefits to our cost of sales would be realized over a period of time; whereas, such a further decrease would also have an adverse effect on the fair market value of our natural gas DFIs, resulting in losses that would be immediately recorded within our comprehensive financial results in our statements of operations as a result of mark-to-market valuation accounting requirements. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We are also a large consumer of soda ash with a consumption of approximately 400 thousand metric tons in 2008, which represented approximately 4% of our cost of goods sold. In the last two years, the price of the soda ash has increased by approximately 70%.
Other potential sources of significant variations in our cost of goods sold are packaging and freight costs, which represented 6% and 1% respectively of our cost of goods sold in 2008, respectively.

Foreign currency exchange rate fluctuations may have an adverse effect on our operating income and our total comprehensive financial result.
Our total comprehensive financing result is impacted by changes in the value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2008, the devaluation of the peso relative to the U.S. dollar during the year resulted in foreign currency exchange losses. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information—Inflation and Foreign Currency Exchange Rate Fluctuations.” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information—Effect of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Comprehensive Financing Result.”
Changes in the value of the peso to the U.S. dollar also have an effect on our results of operations. In general, a devaluation of the peso results in an increase of our operating margins, and an appreciation of the peso results in a decrease in our operating margins, in each case, when measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or linked to U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or linked to U.S. dollars. “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information—Effect of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Comprehensive Financing Result.”
A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or linked to the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses and capital goods are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the date of the transaction.
Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are linked to the value of the U.S. dollar less competitive or profitable. When the peso appreciates, with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past, our operating margins have been reduced for such products in response to appreciation of the peso relative to the U.S. dollar.
The sales generated by our Spanish subsidiary are either denominated in or linked to the value of the euro, while its cost of goods sold is denominated in or linked to U.S. dollars. Changes in the value of the U.S. dollar to the euro may have an adverse effect on us in a similar fashion to those described with respect to the value of the peso above.
We may be adversely affected by increases in natural gas prices, interest rates or foreign exchange rate changes that we are unable to mitigate through derivative transactions due to our financial condition.
Some of our components of our costs of goods sold are subject to market price variations, especially energy costs which represented 18% of our consolidated cost of goods sold in 2008. Such cost is directly linked to the price of natural gas which has experienced significant volatility in recent years. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations.
Interest rate risk exists primarily with respect to our floating-rate peso and dollar-denominated debt, which generally bear interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE,” or the London interbank offered rate, which we refer to as “LIBOR”. If the TIIE or LIBOR rates increase significantly, our ability to service our debt will be adversely affected. As of December 31, 2008, our floating-rate peso and dollar-denominated debt amounted to Ps. 550 million ($40 million) and Ps. 2,079 million ($150 million), respectively.

Because our net sales and a significant portion of our operations are denominated in the Mexican peso and the U.S. dollar, our business is subject to adverse effects of foreign exchange rate fluctuations. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. In addition, the fluctuation of the foreign exchange rate may adversely affect our floating-rate peso and dollar-denominated debt and distributions.
In the ordinary course of our business, historically we have entered into swaps and other derivative instruments to hedge our exposure to increases in natural gas price, interest rates or foreign exchange rates. As of May 31, 2009, however, the only hedging arrangements to which we remain subject consist in a liability of $45 million of natural gas hedges with Pemex. Because of our current financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in natural gas prices, interest rates or foreign exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in the price of natural gas, interest rates or exchange rates may cause us to realize significant losses in our results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
We have to pay interest and principal on our dollar-denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations.
As of March 31, 2009, 93% of our outstanding debt was denominated in dollars. This debt must be serviced by funds generated from sales by our subsidiaries. We do not generate sufficient revenues in dollars from our operations to service our entire dollar denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our dollar denominated debt. A devaluation of the peso against the dollar could adversely affect our ability to service our debt.
We operate in a highly competitive industry in which we compete with global competitors and vertically integrated customers, have relatively high fixed costs and are faced with sharply decreasing demands.
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
Our operations have relatively high fixed costs relating to equipment purchases and employee costs. Customer financial difficulties have resulted, and could result in the future, in sharp decreases in demand and we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. If current and anticipated customers do not place orders with us in accordance with our expectations or at all, it may be difficult to plan our capacity which cannot be altered easily. If our capacity does not match our customer demand, we will be burdened with expensive and unutilized overcapacity which could have an adverse effect on our business and results of operations.
We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging.
We face competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each rigid packaging competitor on the basis of price, quality, service and the marketing attributes of the container. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or using an alternative form of packaging. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of, among others, juice and food customers.

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
Certain of our flat glass products sold to OEMs in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. The automotive OEM business line represented 9% of our consolidated net sales for the year ended December 31, 2007 and 2008.
Inflation fluctuations may have an adverse effect on our total comprehensive financing result.
Our total comprehensive financing results includes net interest expense, the net effect of inflation on our monetary assets and liabilities (which, as discussed below, applies only for inflationary environments beginning on January 1, 2008 according to the new NIF B-10, “Effects of Inflation”), the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and gains or losses related to some of our derivative transactions.
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
The new NIF B-10, which became effective for fiscal years beginning on January 1, 2008, provides that, in non-inflationary environments (when cumulative inflation of the three preceding years is less than 26%), no inflationary effects should be recognized in a company’s financial statements. Given the cumulative inflation in Mexico for the three years periods ended December 31, 2007 and 2008, the Mexican economic environment did not qualify as inflationary in 2008 or 2009. See “Item 5. Operating and Financial Review and Prospects—Inflation and Foreign Currency Exchange Rate Fluctuations”.
If cumulative inflation over a three year period reaches levels greater than 26% in future periods, we will be required to include inflation adjustments in our financial information, which could have an adverse effect on our total comprehensive financing result.
The costs of complying with environmental protection and health and safety laws, and any liabilities arising there under, may increase and adversely affect our business, results of operations, cash flows or financial condition.
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
Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s (although such decline has substantially diminished in recent years). In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented 53% of our consolidated net sales in 2008.
If we fail to maintain an effective system of internal control over financial reporting, and if we are unable to remediate our internal control deficiencies, we may not be able to accurately report our financial results or prevent fraud.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness due to ineffective controls over the year-end financial reporting process primarily related to the consolidation of foreign subsidiaries. See “Item 15. Controls and Procedures.”
There can be no assurance that we will be able to maintain effective internal controls in future periods. In addition, unremediated internal control deficiencies may reduce our ability to provide accurate financial information to our investors.
We have a disagreement with our partner in our Flat Glass business unit about the merger of Vitro Plan into Viméxico, which may affect the value of the guaranty of the 2012 Senior Notes, 2017 Senior Notes, and 2013 Senior Notes by our Flat Glass business unit.
As a result of the 2006 merger of Vitro Plan into Viméxico, Viméxico now is a direct 91.8%-owned subsidiary of Vitro. Prior to the merger, Pilkington Group Limited (“Pilkington”)owned a 35% equity interest in Vitro Plan and, as a result of the merger, owns an 8.2% equity interest in Viméxico. Pilkington has filed legal proceedings contesting the merger. Although the complaint filed by Pilkington in January 2007 was conclusively decided against Pilkington in February 2009, there remains a separate complaint filed by Pilkington in December 2007, claiming the annulment of the extraordinary general stockholders’ meeting that approved the merger. We are contesting this claim.

In the event these proceedings ultimately result in the merger being declared not effective, the guarantee by Viméxico of the 2012 Notes, the 2017 Notes and the 2013 Notes, could not include any of the assets owned by Vitro Plan. It is also possible that such determination could include a determination that the guarantees provided by the subsidiaries of Vitro Plan are also ineffective. Vitro believes, based on the advice of Rivera, Gaxiola y Asociados, S.C., our Mexican special litigation counsel, that the merger of Vitro Plan into Viméxico complied with all applicable legal requirements, specifically the by-laws of Vitro Plan and the Mexican General Law of Mercantile Corporations and, as a result, that the risk that the merger between Vitro Plan and Viméxico is reversed, nullified, voided or set aside is minimal. Even if the shareholder resolutions approving the merger were to be set aside and the guarantee by Vitro Plan determined to be ineffective, such Mexican special litigation counsel has advised us that it believes that it is likely that substantially all of the guarantees of the 2012 Notes, the 2017 Notes and the 2013 Notes granted by the subsidiaries of Vitro Plan would nonetheless remain in effect.
If any of the guarantees referred to above were to be determined to be ineffective or avoided, the 2012 Notes, the 2017 Notes, and the 2013 Notes would be effectively junior to all liabilities of Vitro Plan and any of its subsidiaries whose guarantee was thereby avoided.
Protracted constraints on our capital expenditures may impact our business operations.
We are constrained in our capital expenditures by our current financial condition and plan to invest approximately $63 million in capital expenditures in 2009 as compared to $130 million in 2008. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we may be required to defer a portion of such expenditures to future periods See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.” A prolonged constraint on our available resources for capital expenditures could have a materially adverse effect on our results of operations.

RISK FACTORS RELATING TO ECONOMIES IN WHICH WE PARTICIPATE
Economic developments in Mexico and the United States affect our business.
The year 2008 was characterized by a slowdown in global economic activity and a world wide recession that led to tight credit markets and to a global decline in demand. The main cause of this economic slowdown is attributed to the United States economy, due to the growth decline from 2.2% in 2007 to 1.1% in 2008. During the current global economic crisis, the United States and other countries around the world have been experiencing deteriorating economic conditions. There has been an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations. This deceleration is expected to continue in 2009 all over the world.
The real estate and construction market in the United States has been seriously affected by the sub-prime mortgage crisis, which has also affected the economy overall. The growth in housing sales and construction financed by credit played a large role in the economy’s expansion by lifting other sectors of the economy. Losses on subprime mortgages have negatively affected not only the housing and construction markets but other sectors and the availability of credit generally. Increased foreclosures could generate increased inventory on the housing market which could affect our residential and commercial construction sales. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information.”
As a consequence of the global recession and economic slowdown during 2008, the Mexican economy entered into a recession. In Mexico, GDP growth during the first three months of 2009 contracted 8.2% compared to the first three months of 2008. As of April 30, 2009, twelve-month accumulated inflation had increased to 6.2% compared to 4.5% during the same period in 2008. The majority of our manufacturing facilities are located in Mexico. Therefore, because our consolidated net sales of 43%, 44%, and 44%, for each of the years ended December 31, 2006, 2007 and 2008 resulted from sales to parties located within Mexico, the current recession could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand. These factors could result in a decrease in our sales and revenues.
Future economic decline in or affecting Mexico or the United States could adversely affect us and our ability to obtain financing.
We face risks related to health epidemics and other outbreaks.
In April 2009, an outbreak of A H1N1 virus occurred in Mexico and the United States and there have been recent cases in Asia and Europe. Any prolonged occurrence or recurrence of A H1N1 virus or other adverse public health developments in Mexico, or in the countries where we operate, may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could disrupt our operations, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of A H1N1 virus or any other epidemic.
Developments in other countries may adversely affect our business or the market price of our securities.
As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia and Brazil.

In addition, the direct correlation between economic conditions in Mexico and the United States has sharpened in recent years as a result of the North American Free Trade Agreement (NAFTA) and increased economic activity between the two countries. As a result of the slowing economy in the United States and the uncertainty it could have on the general economic conditions in Mexico and the United States, our financial condition and results of operations could be adversely affected. In addition, due to recent developments in the international credit markets, capital availability and cost could be significantly affected and could restrict our ability to obtain financing or refinance our existing indebtedness on favorable terms, if at all.
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
Mr. Felipe Calderon Hinojosa, President of Mexico is proposing changes in laws, public policies and/or regulations to the current legislature, including an energy reform proposal that could adversely affect Mexico’s political and economic situation, which could adversely affect our business. Federal Congressional elections in México are scheduled for July 2009. Elections for the Mexican Senate, House of Representatives and for the governorship of certain states of the Republic are scheduled for July 5, 2009. No political party in Mexico has a majority in the Congress or Senate. The lack of a majority party in the legislature, the potential lack of alignment between the legislature and the President and any changes that result from the congressional elections could result in instability or deadlock, and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business. Even though analysts do not expect drastic macroeconomic impact, those elections could cause different outcome on Mr. Calderón’s proposals.
Political instability in Mexico or other political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.
We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.
Security issues and social instability in Mexico could adversely affect us
High incidences of crime throughout Mexico, including kidnappings and drug trafficking, could have an adverse effect on our business as foreign investors may be less likely to invest in Mexico, which could negatively impact our domestic economy.

Social instability in Mexico or adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. In 2007, some incidents occurred at certain PEMEX gas pipelines located in Salamanca, Guanajuato and other counties in Veracruz, Mexico. Such incidents disrupted the natural gas supply to companies in Mexico. As a consequence, several companies including us and some of our clients and suppliers suffered a temporary shut-down in operations. The possibility of having similar or other incidents in the future could adversely affect our business and operations.
Our financial statements may not give you the same information as financial statements prepared under United States accounting principles.
Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the “Mexican Stock Exchange,” including us, must prepare their financial statements in accordance with MFRS. MFRS differs in certain significant respects from the U.S. GAAP as it relates to our consolidated financial statements, including among others the treatment of minority interests, workers’ profit sharing; accounting for the effects of deferred income taxes and consolidation of subsidiaries. For these and other reasons, the presentation of financial statements and reported earnings prepared in accordance with MFRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report for a description of the principal differences between MFRS and U.S. GAAP.

EXCHANGE RATES
The following table sets forth, for each year in the five year period ended December 31, 2008, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate(1)
Year ended December 31,	High		Low		Average		Period-End

2004	Ps.	11.64	Ps.	10.81	Ps.	11.29	Ps.	11.15
2005		11.41		10.41		10.89		10.63
2006		11.46		10.43		10.91		10.80
2007		11.27		10.67		10.93		10.92
2008		13.94		9.92		11.19		13.83

(1)	Source: Federal Reserve Bank of New York
The following table sets forth, for each month in the six-month period ended on May 31, 2009 and the first 26 days of June, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High		Low

(1) December 2008	Ps.	13.83	Ps.	13.09
(2) January 2009		14.31		13.35
(2) February		15.07		14.14
(2) March		15.37		14.08
(2) April		13.91		13.05
(2) May		13.35		12.87
(2) June (through June 26, 2009)		13.65		13.16

(1)	Source: Federal Reserve Bank of New York

(2)	The International Monetary Fund

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled “Item 5. Operating and Financial Review and Prospects” as it relates to 2006, 2007 and 2008. The years ended December 31, 2004 and 2005 are derived from our audited financial statements not included in this annual report. Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements for the year ended December 31, 2008 provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us.
Financial data expressed in pesos and set forth in the following table for 2008 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 and earlier are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

	As of or for the year ended December 31,
	2004		2005		2006		2007		2008		2008
	(Ps. millions)(1)										($ millions)(1)(2)
Income Statement Data:
MFRS:
Net sales	Ps.	26,385	Ps.	26,567	Ps.	27,876	Ps.	28,591	Ps.	29,013	$2,097
Cost of sales		19,109		19,198		20,230		20,187		21,279	1,538

Gross profit		7,276		7,369		7,646		8,404		7,734	559
Selling, general and administrative expenses		5,643		5,530		5,529		5,700		6,024	435

Operating income		1,632		1,839		2,117		2,704		1,710	124
Financing result:
Interest expense, net		2,204		2,355		2,155		1,836		2,089	151
Derivative financial instruments(10)		0		17		337		201		3,766	272
Exchange loss (gain), net		90		(417)		224		94		3,222	233
Gain from monetary position(3)		(776)		(455)		(440)		(471)		—	—
Total comprehensive financing result		1,518		1,500		2,276		1,660		9,077	656
Other expenses (income), net(4)		279		494		(229)		869		495	36

(Loss) income before income and asset tax		(165)		(155)		70		175		(7,858)	(568)
Income and asset tax expense (benefit)		(9)		(519)		228		44		(2,175)	(157)

Net income (loss) from continuing operations before changes in accounting principles		(156)		364		(158)		131		(5,682)	(411)
Net income (loss) from discontinued operations(5)		97		3		(31)		0		—	—
Gain on sale of discontinued operations		0		0		480		0		—	—
Cumulative effect of changes in accounting principle(10)		0		(124)		0		0		—	—
Net income (loss)		(59)		243		291		131		(5,682)	(411)
Net income (loss) of majority interest		(308)		63		401		(13)		(5,706)	(413)
Net income (loss) from continuing operations per share		(0.57)		1.33		(0.54)		0.38		(16.57)	(1.20)
Net income (loss) from discontinued operations per share(5)		0.36		0.01		1.55		0		—	—
Diluted and basic net income (loss) of majority interest per share		(1.13)		0.23		1.39		(0.04)		(16.64)	(1.20)

U.S. GAAP(6)(11):
Net sales	Ps.	23,891	Ps.	24,292	Ps.	25,655	Ps.	26,159	Ps.	26,854	$1,941
Operating income		723		831		1,436		2,524		1,454	105
Net income (loss) from continuing operations(5)(11)		(873)		(183)		(554)		469		(6,337)	(458)
Net income (loss)		(248)		(287)		(74)		469		(6,337)	(458)

	As of or for the year ended December 31,
	2004		2005		2006		2007		2008		2008
	(Ps. millions)(1)										($ millions)(1)(2)
Net income (loss) from continuing operations per share(5)(11)		(3.21)		(0.66)		(1.92)		1.37		(1.85)	(0.13)
Net income (loss) from discontinued operations per share(5)(11)		2.30		(0.38)		1.66		0		0	0
Diluted and basic net income (loss) per share		(0.91)		(1.04)		(0.26)		(1.37)		(1.85)	(0.13)

Balance Sheet Data:
MFRS:
Cash and cash equivalents		2,838		1,441		1,222		1,638		1,428	103
Current assets		10,704		9,863		9,175		11,136		10,155	734

Total assets from discontinued operations(5)		2,180		2,021		0		0		0	0
Total assets		34,692		32,937		28,695		32,187		33,948	2,454
Current liabilities(13)		8,200		8,675		4,835		7,140		28,348	2,049
Total debt		17,926		15,959		12,826		14,918		20,243	1,463
Total liabilities from discontinued operations(5)		1,647		1,398		0		0		0	0
Total liabilities		25,715		23,704		19,329		22,801		30,840	2,229
Stockholders’ equity		8,977		9,234		9,366		9,386		3,108	225
Minority interest in consolidated subsidiaries		3,114		3,198		1,892		1,960		1,404	102
Majority stockholders’ equity		5,863		6,036		7,474		7,426		1,704	123

U.S. GAAP(5)(11) :
Total assets	Ps.	33,736	Ps.	30,579	Ps.	26,097	Ps.	29,985	Ps.	32,789	$2,370
Total liabilities		25,895		23,178		19,272		22,923		32,573	2,355
Net assets		7,841		7,402		6,826		7,062		216	16
Capital stock		7,566		7,566		7,632		7,632		7,632	552
Stockholders’ equity		5,375		4,913		5,710		5,850		(1,164)	(84)

Other Data:
MFRS:
Capital expenditures		1,505		1,107		1,252		2,695		1,798	130
Depreciation and amortization		2,283		1,854		1,795		1,414		1,469	106
Total shares issued at end of period(6)		324		324		386.9		386.9		386.9
Total shares held in Stock Option Trust at end of period(6) (12)		22.8		22.3		17.6		17.5		11.7
Total shares held as treasury stock at end of period(6)		28.2		28.2		28.3		28.3		28.5
Total shares issued and outstanding at end of period(6)		273.1		273.5		341.0		341.0		346.7
Average total shares outstanding during period(6)		271.8		273.1		289.6		341.0		342.8
Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(7)		5.2%		3.3%		4.1%		3.8%		6.5%
Peso/dollar exchange rate at the end of period(8)		11.1495		10.6344		10.8116		10.8662		13.8325
Average exchange rate(9)		11.3091		10.8786		10.9034		10.9371		11.1939

(1)	Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 13.8325 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2008.

(3)
Through December 31, 2007, the gain from monetary position reflected the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decreased in purchasing power over time. This means that losses were incurred by holding monetary assets over time, whereas gains were realized by maintaining monetary liabilities. Beginning January 1, 2008, we stopped recognizing gains in monetary position as well as inflation effects. See “Presentation of Certain Information” for more information on changes in NIF B-10 regarding effects of inflation.

(4)	Other expenses (income), net, includes:

	Year ended December 31,
	(millions)
	2004		2005		2006		2007		2008
Restructuring charges (i)	Ps.	267	Ps.	332	Ps.	61	Ps.	7	Ps.	185
Impairment of long-lived assets		352		385		393		122		196
Loss (gain) from sale of long-lived assets		10		6		(795)		47		(3)
Loss (gain) from sale of subsidiaries		(545)		137		(68)		11
Assignment of Vitro Club Trust (ii)				(458)
Early extinguishment of employee retirement obligations				18		8		97		69
Fees and costs for extinguishment of debt								488
Statutory employee profit sharing		129		51		55		54		10
Other		66		23		117		43		38
	Ps.	279	Ps.	494	Ps.	(229)	Ps.	869	Ps.	495
(i)	The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units and are part of an ongoing benefit arrangement.
(ii)
The Vitro Club holds land and facilities for our employees’ recreational activities, which are held in a trust (the “Trust”). The Trust can only be assigned if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary, and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 458 million. At the end of 2008, we decided to temporarily suspend the services provided at the Vitro Club facilities.

(5)
On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the remaining 49% equity interest. See “Item 4. Information on the Company— Business—Strategic Sales of Non-Core Businesses and Assets.” All financial and operating information relating to Vitrocrisa in this annual report, which was previously presented as one of our reportable segments is now presented as a discontinued operation. In addition, the discussion of our indebtedness in this annual report does not include the indebtedness of Vitrocrisa, which is presented under MFRS in our consolidated balance sheets as a part of “Total liabilities of discontinued operations”.

(6)	Millions of shares.

(7)	Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.

(8)	Based on the Free Exchange Rate at the end of the period.

(9)	Calculated using the average of Free Exchange Rates on the last day of each month during the period.

(10)
Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, “Financial Instruments”), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges were executed. The effect of adopting Bulletin C-10 was a charge to cumulative effect of changes in accounting principles of Ps. 124 million, net of tax.

(11)
From 2004 to 2006, certain of our subsidiaries were classified as discontinued operations in our U.S. GAAP consolidated financial information as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for MFRS purposes as they do not constitute the sale of a significant portion of our business.

(12)	The total shares held in the Stock Option Trust as of April 29, 2009, were 39.8 million. See “Item 16E. Purchase of Equity Securities by the Issuers and Affiliated Purchasers.”

(13)
As of December 31, 2008, we were in default under the indentures governing the Senior Notes due 2012, 2013 and 2017 for $300 million, $216 million and $700 million, respectively; therefore, Ps. 16,689 million were reclassified as short-term debt.

Dividends per Share
The following table sets forth, for each year in the five year period ended December 31, 2008, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year With
Respect to Which
Dividend Was	Month Dividend	Total Dividend	Dividend per	Dividend per	Month Dividend
Declared	Was Declared	Amount(1)	Share	Share(2)	Was Paid
		(Ps. millions)	(Pesos)	(Dollars)
2004	March 2005	90	0.30	0.0268	April 2005
2005	April 2006	89	0.30	0.0270	May 2006
2006	March 2007	133	0.37	0.0334	April 2007
2007	April 2008	143	0.40	0.0372	May 2008
2008(3)

(1)	Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends.

(2)
For purposes of calculating the dividends paid in U.S. dollars per share, we divided the dividends paid in Mexican peso per share by the Free Exchange Rate as of the date on which such dividend was declared.

(3)	For 2008 no dividends were declared.

Item 4. Information on the Company
ORGANIZATIONAL STRUCTURE

(1)	Vitro, S.A.B. de C.V. is our legal and commercial name.

(2)	Venture between Vitro, S.A.B. de C.V. and Pilkington Group Limited.

(3)	Percentage owned directly or indirectly by Viméxico, S.A. de C.V., the holding company for our Flat Glass business unit.

(4)	Percentage owned directly or indirectly by Vitro Envases Norteamérica, S.A. de C.V., the holding company of our Glass Containers business unit.

(5)	0.01% owned directly or indirectly by Vitro, S.A.B. de C.V.
BUSINESS
Business Overview
Vitro, S.A.B. de C.V. is a corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. We were incorporated in Mexico in 1909 and, based on our consolidated net sales in 2008, we believe that we are the largest manufacturer of glass containers and flat glass in Mexico. Our principal executive offices are located at Ave. Ricardo Margáin 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service of process, exclusively for actions brought by the Securities and Exchange Commission, which we refer to as the “SEC,” pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
Our consolidated net sales for the year ended December 31, 2008 totaled Ps. 29,013 million ($2,097 million). In 2008, 44% and 40% of our consolidated net sales were sales made in Mexico and the United States, respectively. Our operations are organized into two operating business units: the Glass Containers business unit (representing approximately 53% of our consolidated net sales in 2008) and the Flat Glass business unit (representing approximately 45% of our consolidated net sales in 2008).
As of December 31, 2008, our total assets were Ps. 33,948 million ($2,454 million). We have manufacturing facilities in ten countries, distribution centers throughout the Americas and Europe and export our products to several countries.
Our Glass Containers business unit manufactures and distributes glass containers for the soft drink, beer, food, juices, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 15,524 million ($1,410 million) in 2008, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world. Vitro Envases Norteamerica, S.A. de C.V. (“Vena”), a wholly owned subsidiary is the holding company of all the subsidiaries of this business unit. Substantially all of these subsidiaries are wholly owned except for Comegua, our venture with London Overseas and Golden Beer in which we hold a significant investment of 49.7%. Covisa, which conducts a substantial majority of our glass containers operations in Mexico, is the only significant operating subsidiary in the Glass Containers business unit, according to the SEC definition.

Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industries. Based on the Flat Glass business unit’s net sales of Ps. 13,230 million ($1,195 million) in 2008, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal.
Viméxico, our 91.8% venture with Pilkington is the holding company for all of the Flat Glass business unit subsidiaries. Vitro Vidrio y Cristal, S.A. de C.V. (“Vidrio y Cristal”), which manufactures and distributes our raw (float) flat glass products for the Mexican construction industry, is the only significant operating subsidiary, according to the SEC definition, in our Flat Glass business unit. In addition to Viméxico, we have partners in three additional subsidiaries of Viméxico: (i) Cristales Automotrices, S.A. de C.V. (“Cristales Automotrices”), in which we own a 51% interest, and which conducts our automotive glass replacement (“AGR”) installation business throughout México, (ii) Vitro Cristalglass, which is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industries. For a discussion of our acquisition of the remaining 40% interest of our partners’ interest in Vitro Cristalglass, see “Item 4. Information on the Company—Business—Acquisitions.” and (iii) Vitro Chaves Industria de Vidrio, S.A. (“Vitro Chaves”), a subsidiary of Vitro Cristalglass.
Acquisitions
In July 2008, Viméxico was notified by its venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, our consolidated financial statements presents Vitro Cristalglass as a wholly-owned subsidiary of Viméxico. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527 million). The difference between the purchase price and the book value resulted in a charge of Ps. 60 million, recorded in majority stockholders’ equity. The total amount of the purchase price will be paid throughout 2009 and 2010.
In April 2008 the Company, through its subsidiary Vitro Cristalglass, completed the acquisition of the operations of Verres et Glaces d’Epinay, a Paris-based value-added flat glass company, for an equivalent of Ps. 41 million ($4 million). This acquisition is in line with the Company’s strategic plan to broaden its geographic coverage in Europe and strengthen its position in the value-added products and services market. The new operations have been incorporated into a new subsidiary, which is now engaged in the production and distribution of value-added glass products to the French residential and commercial construction market.
In August 2007, Vidrio y Cristal acquired 55% of the outstanding shares of a company engaged in the installation of value-added glass products, for an equivalent of Ps. 110 million ($10 million).
In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG Industries Inc. for Ps. 67 million ($6 million) in cash. This company’s primary operations are the manufacture, processing and distribution of flat glass.

In September 2006, Viméxico, and Visteon, Inc. (“Visteon”) ended their partnership agreement in a subsidiary through a reimbursement and cancellation of Visteon’s capital investment. Viméxico is now the sole owner of this subsidiary, which primarily manufactures tempered and laminated glass for use in Ford vehicles. Fairlane Holdings (a Visteon affiliate) received Ps. 109 million ($10 million) for its 38% stake in the subsidiary. An initial payment of $2 million was made in September 2006, which is being followed by four annual payments of $1.85 million, which started in September 2007. The transaction is being funded by the subsidiary with cash from operations. The subsidiary together with another of our subsidiaries, now directly manages its relationship with Ford and serves all of Vitro’s automotive customers.
In April 2006, our joint-venture Comegua acquired a glass container company located in Panama for Ps. 218 million ($20 million). We believe the acquired company is the largest glass container manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama with a dominant market share and exports to more than 15 countries in the Americas.
Our Operating Business Units
Our organizational structure, comprised of the Glass Containers and Flat Glass business units, allows us to focus on the needs of the distinct end markets we serve, which results in a diversified revenue base, and enables us to take advantage of our expertise in the efficient production and distribution of high quality glass products.

Business Segment Data
The following table sets forth the business segment data for the three years ended December 31, 2008. Financial data expressed in pesos and set forth in the following table are presented in nominal pesos except for all amounts pertaining to fiscal year 2007 and earlier that are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

	Glass		Flat		Corporate &
	Containers		Glass		Eliminations		Consolidated		$ million
	(Ps. million)								($ million)
2008
Consolidated net sales	Ps.	15,484	Ps.	13,187	Ps.	342	Ps.	29,013	$2,097
Operating income		1,661		186		(137)		1,710	124
Total assets		18,903		14,352		693		33,948	2,454
Capital expenditures		1,538		255		5		1,798	130

2007
Consolidated net sales	Ps.	14,639	Ps.	13,591	Ps.	361	Ps.	28,591	$2,631
Operating income		2,054		782		(132)		2,704	249
Total assets		17,040		12,835		2,312		32,187	2,962
Capital expenditures		2,328		324		43		2,695	248

2006
Consolidated net sales	Ps.	13,982	Ps.	13,461	Ps.	433	Ps.	27,876	$2,565
Operating income		1,853		418		(154)		2,117	195
Total assets		13,937		11,401		3,357		28,695	2,641
Capital expenditures		894		338		20		1,252	115
The following table sets forth the business segment data as a percentage of consolidated data.

	Glass	Flat	Corporate &
	Containers	Glass	Eliminations	Consolidated
2008
Consolidated net sales	53%	45%	2%	100%
Operating income	97%	11%	(8%)	100%
Total assets	56%	42%	2%	100%
Capital expenditures	86%	14%	0%	100%

2007
Consolidated net sales	51%	48%	1%	100%
Operating income	76%	29%	(5%)	100%
Total assets	53%	40%	7%	100%
Capital expenditures	86%	12%	2%	100%

2006
Consolidated net sales	50%	48%	2%	100%
Operating income	88%	20%	(8%)	100%
Total assets	49%	40%	11%	100%
Capital expenditures	71%	27%	2%	100%

The following factors result in greater operating profit margins in our Glass Containers business as compared to our Flat Glass business:
(i)
We hold a significant portion of the non-captive market in Mexico.In 2008, we served approximately 75% of the non-captive market in Mexico. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. Our production flexibility to service niche markets, as well as our high quality products and manufacturing capacity offer a strong competitive advantage that makes us the leading supplier of the non-captive market in Mexico.

(ii)
We believe that significant entry barriers exist for foreign competitors to enter into our domestic market, which is very capital intensive. Based on a 40% market share, we believe we are the leading glass containers producer in Mexico. The glass containers’ industry is very capital intensive, which added to high freight costs for foreign competitors, results in significant cost barrier to entry.

(iii)
Our facilities are located in proximity to our clients’ facilities. We operate eight manufacturing facilities strategically located throughout Mexico. The proximity to our clients’ facilities allows us to reduce freight costs and conduct a more efficient supply chain with our customers.

(iv)
We enjoy long-established relationships with many of our customers, some of which have lasted more than 50 years. We have a long-established relationship with The Coca-Cola Company, Herdez, Nestlé and Domeq, whom have been clients for more than 50 years.

(v)
We have the ability to manufacture short-run orders. We have the ability to supply short-runs of customized, decorated containers. Our high-tech engineering allows us to develop molds in a shorter period of time than industry standards. These factors give us a fast time to market and the ability to develop new customized products in a timely manner for our customers whom as a result are willing to pay above market average prices.

(vi)
Our sales in the U.S. target niche markets. We believe that we are the largest importer of glass containers into the U.S. as we serve target niche markets, such as the wine and liquor market, the “nostalgia” soft drink market and the cosmetics market where we have high profit margins.

In addition, in the Flat Glass business, approximately 36% of our sales are as a distributor in the U.S. markets, which customarily provide smaller profit margins. Approximately 24% of the Flat Glass business’ sales are in our domestic market, where we continue to experience increased price competition from foreign companies with operations in Mexico, which has further reduced our operating profits. Additionally, exports of float glass, as being a commodity, have low profit margins. The following table sets forth the breakdown of revenue by geographic market for the three years ended December 31, 2008

	Year ended December 31,
	2006		2007		2008
	(Ps. million)
Net sales (1) to customers in:
Mexico	Ps.	11,875	Ps.	12,707	Ps.	12,831
All foreign countries, mainly the United States and Europe		16,001		15,884		16,182

Consolidated	Ps.	27,876	Ps.	28,591	Ps.	29,013

(1)	Net sales are attributed to countries based on the location of the customer.
Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in any year presented.

Glass Containers
Based on the Glass Containers business unit’s net sales of Ps. 15,524 million ($1,410 million) in 2008, we believe it is the largest glass container producer in Mexico and Central America and among the largest in the world. In 2008, this business unit accounted for 53% of our consolidated net sales. During the same period, 27% of the net sales of the Glass Containers business unit came from exports and 15% came from sales by our foreign subsidiaries that are part of the business unit.
The Glass Containers business unit produces glass containers for the soft drink, beer, food, juices, liquor and wine, pharmaceuticals and cosmetics industries. Its customers include leading companies such as Avon, Bacardi, Campbells, Coty, Diageo, Encore Glass, Estee Lauder, Gerber, Grupo Cuervo, Grupo Domecq, Grupo Modelo, Herdez McCormick, Jafra, Jeyes, Jugos del Valle, Jumex, Nestle, Pepsi Cola, Pisa, Procter & Gamble, Sauza, Tamazula and The Coca-Cola Company. In addition, our Glass Containers business unit manufactures and distributes:
•	Soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products, pharmaceutical, food and detergent industries; and
•	Capital goods such as glass forming machines and molds.
The Glass Containers business unit operates eight manufacturing facilities in Mexico, three in Central America and one in Bolivia, and has two recycling plants in Mexico. The Glass Containers business unit, which exports to the United States mainly through one of our subsidiaries, has five sales offices, four design centers and one distribution center in the United States.
In April 2006, Comegua acquired a glass container company located in Panama for a purchase price of Ps. 218 million ($20 million). We believe the acquired company is the largest glass container manufacturer for the beverages, liquor, food and pharmaceuticals industries in Panama with a dominant market share and exports to more than 10 countries in the Americas.
Flat Glass
The Flat Glass business unit is owned 91.8% by Vitro and is comprised of two main businesses: Float Glass manufacturing and distribution and Automotive Safety Glass manufacturing and distribution. The majority of our Flat Glass business unit’s operations (approximately 63%) are dedicated to the building products industry, while the remaining (approximately 37%) of the unit’s operations is concentrated in the automotive industry. In 2008, 26% of our Flat Glass business unit’s sales derived from Mexico, 18% derived from exports, and 56% derived from foreign subsidiaries. Sales by our U.S. foreign subsidiary represented 37% of the Flat Glass business unit’s sales.
Based on the Flat Glass business unit’s net sales of Ps. 13,230 million ($1,195 million) in 2008, we believe the business unit is the largest flat glass producer in Mexico, the second-largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. In 2008, this business unit accounted for 45% of Vitro’s consolidated net sales.
In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, our consolidated financial statements present Vitro Cristalglass as a wholly-owned subsidiary of Viméxico.. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527 million). The difference between the purchase price and the book value resulted in a charge of Ps. 60 million, recorded in majority stockholders’ equity. See Notes 20 (g) and 23 (b) to our consolidated financial statements.
In July, 2007, Viméxico exercised its option to acquire the 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG Industries Inc. for Ps. 67 million ($6 million) in cash. With the termination of this joint venture, Viméxico became the sole owner of this entity, whose primary operations include the manufacture, processing and distribution of flat glass.

In 2008, our Float Glass manufacturing business represented 13% of our Flat Glass business unit’s total sales to third parties. A substantial portion is supplied to the building industry and to a lower extent is supplied to the automotive safety glass industry, as well as furniture and home appliance manufacturers. We believe we are the leading float glass manufacturing business in Mexico on the basis of sales, with a 45% market share in Mexico as of December 31, 2008. As of December 31, 2008, the Float Glass manufacturing business owned four float glass furnaces of which one in Mexico City has been shut down since March 2006 (fully written-down for accounting purposes as a result of an impairment charge recorded in 2006).
In 2008, our Automotive Safety Glass manufacturing and distribution business represented 26% of our Flat Glass business unit’s total sales, with sales primarily derived from the automotive OEM market in North America. On the basis of volume in pieces, we estimate we are the third-largest automotive safety glass manufacturing and distribution business in North America. We produce the total amount of required float glass used as a raw material for the manufacturing of automotive safety glass internally through Vidrio y Cristal.
Based on the number of molding furnaces the business unit currently operates in Mexico, we believe the Automotive Safety Glass manufacturing and distribution business is also a major manufacturer of safety glass products for the automotive OEM and AGR markets in Mexico. Our Automotive Safety Glass manufacturing and distribution business’ customer base includes General Motors, Ford Motor Co., Chrysler, Volkswagen and Nissan.
Our foreign subsidiaries perform a substantial majority of our flat glass operations in the United States and derives 92% of its sales from the distribution and fabrication of construction glass and 8% from the distribution and installation of auto glass; engage in the manufacture and distribution of value-added flat glass products for the Spanish, French and Portuguese construction industries, with specialties in value-added glass products and glass for landmark construction projects and conduct our Colombian flat glass operations and is engaged in the manufacture and distribution of flat glass products for the automotive and construction markets.
Through one of our subsidiaries we process, distribute and install flat glass products for the construction and automotive markets in the United States. We operate in 23 states in the U.S. through 7 fabrication centers, 20 distribution centers and 88 installation centers. A portion of the glass we process in the U.S. is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2008, a majority of our U.S. subsidiary’s glass purchases in terms of volume were supplied from our Flat Glass Mexican subsidiaries.
During 2008, we consolidated the operations of Santa Fe Springs and North Hollywood distribution centers into one single fabrication facility in Los Angeles, California in order to increase efficiencies and better serve our customer needs in the Los Angeles area. In May 2009, we decided to sale the inventory which was dedicated to serve the automotive replacement market, including windshields and side and back windows for American and foreign cars and trucks, therefore, since that date, we are no longer participating in such market. We also consolidated operations and closed six distribution centers and 10 installation centers.
In Europe, we currently have five processing facilities throughout Spain and one distribution center in Barcelona, Spain, one processing facility in Chaves and one in Lisbon, Portugal, and a processing facility in Villetaneuse, France.

Our Products
The following table sets forth our principal products, customers and end-users and sales regions by business line within each of our two business units.
Glass Containers:

Customers and
Business Line	Products	End-Users	Sales Regions

Glass Containers	Glass containers	Soft drink, beer, food, juices, wine & liquor, pharmaceutical and cosmetics industries	Mexico, the United States, Canada, the Caribbean, Central and South America and Europe.

Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers, pharmaceutical and food producers	Mexico, the United States, Canada, Europe, Central and South America

Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America
Flat Glass:

Customers and
Business Line	Products	End-Users	Sales Regions

Float Glass	Float glass, architectural tempered safety glass, insulated glass units, laminated, table tops	Construction industry, distributors, retailers and installers, and furniture and home appliances manufacturers. Automotive Safety Glass manufacturers.	Mexico, the United States, Canada, Europe and Central and South America

Automotive Glass	Windshields, side laminated glass, rear and side tempered glass	Automotive OEMs, AGR market, distributors and installers	Mexico, the United States, Canada and Central and South America
See “Item 5. Operating and Financial Review and Prospects—Results of Operations”, “Item 8. Financial Information—Export Sales” and Note 21 to our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2008.

Our Operations
Glass Containers Business Unit
Our Glass Containers business unit, which accounted for 53% of our consolidated net sales in 2008, manufactures and distributes glass containers for the food, juices, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 15,524 million ($1,410 million) in 2008, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world.
As of December 31, 2008, our Glass Containers business unit’s total assets were Ps. 18,903 million ($1,366 million). The business unit owns eight manufacturing facilities in Mexico, three in Central America and one in Bolivia. In 2008, we believe our Glass Containers business unit’s sales represented approximately 75% of the non-captive glass container market in Mexico and approximately 3% of the glass container market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. In Mexico, the Glass Containers business unit has four design centers, one of which specializes in the cosmetics and pharmaceuticals market.
The Glass Containers business unit has developed both a short and long-term strategy as follows.
Short-Term:
Given the current economic conditions coupled with the restructuring process the Company is currently undergoing, this business unit plans to:
•	Preserve cash to guarantee operations through strict expenses controls and non-payment of scheduled interest payments to the extent necessary;
•	Reduce capital expenditures to a minimum level, mostly oriented towards required maintenance activities;
•	Implement significant initiatives aimed at reducing costs and expenses; and
•	Constantly communicate with clients and suppliers to maintain continuous operations.
Long-Term:
Once our economic conditions have improved and the debt restructuring process is finalized this business unit will continue to:
•	Focus on current operations to maximize organic growth and to take advantage of future opportunities;
•	Consolidate its competitive position by defending share and margins in the domestic market;
•	Use its growing position in niche markets and focus on value added products to enhance profitability;
•	Continue the promotion of innovative new product development;
•	Enhance operating efficiencies; and
•	Maximize cash flow through growth in sales and margins while optimizing the use of capital expenditures and assets.
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
Additionally, in January 2007 our Glass Containers business unit signed a three year take-or-pay contract with Grupo Modelo which includes pre-established volumes and a price adjustment formula
Vitro and Grupo Modelo have worked together for over 40 years in a mutually beneficial business relationship that has allowed both companies to achieve a significant growth in sales and profits. Grupo Modelo was one of our three largest customers in 2008 and has historically represented an important portion of our glass containers’ sales volume. The primary purpose of such contract with Grupo Modelo was to fortify and enhance our business relationship, as well as to establish us as their preferred supplier. The contract did not materially impact our operations in 2007 and 2008, as our sales to Grupo Modelo were above the minimum sales volumes set forth in the contract, and were only a part of the total glass container requirements of Grupo Modelo.
In December 2008, Grupo Modelo notified us that, due to the current worldwide market contraction, it has reduced importantly its beer bottle requirements for 2009 from us. We are currently in conversations with Grupo Modelo regarding mutually beneficial solutions that may minimize the impact of this volume decrease in our sales to Grupo Modelo. The volume reduction on our annual consolidated sales for 2009 is expected to be approximately 6.9% of our 2008 consolidated sales.
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
Additionally, we have a contract with Technosoft which provide software to the design area and an agreement with AGR for the molds’ design analysis.
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

In Mexico, the business unit has 23 furnaces in six glass container manufacturing facilities, each located near a major customer. We estimate that in 2008 the business unit’s manufacturing facilities produced approximately 46% of the glass tonnage melting capacity in Mexico, and that we sold 75% of the glass container units on the Mexican non-captive market in 2008.
In the United States, our business unit’s distributor, has four design centers, five sales offices and one distribution center, all strategically located to serve its target markets. In 2008, we believe the business unit’s imports into the United States represented approximately 20% of all sales of imported glass containers into the United States, which would make it the largest glass container importer into the United States in terms of sales.
Mexican Operations
We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit’s net sales in 2008. In 2008 the Glass Containers business unit’s sales to the Mexican market were Ps 9,028 million ($653 million). The Glass Containers business unit produces glass containers, raw materials, machinery and molds at eight manufacturing facilities located throughout Mexico. The business unit’s facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and optimizing transportation costs. Substantially all of the Glass Containers business unit’s facilities in Mexico have obtained the Hazard Analysis and Critical Control Points (HACCP) and ISO 9000:2000 recertification. During 2008, the glass facilities were operating at approximately 86% of their capacity. We also own two cullet-processing plants, which supply us the cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.
The Glass Containers business unit’s customers include leading companies such as Avon, Bacardí, Coty, Estee Lauder, Gerber, Grupo Domecq, Grupo Modelo, Jugos del Valle, Jumex, Nestle, Procter & Gamble and The Coca-Cola Company]. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit’s customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our “one-stop shop” concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.
Exports and U.S. Operations
Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $383 million (nominal dollars) in 2008. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and to wine and liquor bottlers in the United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. The exports represented 27% of the Glass Containers business unit’s net sales in 2008.
Central and South American Operations
Comegua is a Panamanian holding company that operates manufacturing facilities in Guatemala, Costa Rica, and Panama and supplies glass containers to the soft drink, food, beer and wine markets throughout Central America and the Caribbean. Beginning on December 1, 2008, our investment in Comegua is accounted for under the equity method. Comegua’s consolidated net sales for the first eleven months of 2008 were Ps. 2,159 million ($156 million). See Note 20 (h) of our consolidated financial statements to see the effects on our consolidated balance sheet and statement of operations of the deconsolidation of Comegua.

In April 2006, Comegua acquired, a glass container company located in Panama for a purchase price of Ps. 218 million ($20 million). See “Item 4. Information on the Company—Business—Acquisitions.”
We also own 100% of the common stock of a company that owns and operates the only glass container manufacturing facility in Bolivia. Its net sales in 2008 were Ps. 141 million ($10 million).This company distributes glass containers for the soft drinks, food, beer, wine and liquor industries throughout Bolivia, southern Peru and Chile.
Raw Materials, Machinery and Molds
Our raw materials operations are carried out by one of our subsidiaries, whose net sales in 2008 were Ps. 1,444 million ($104 million). Its principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of its soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Our raw materials subsidiary competes in the soda ash sector with the American Natural Soda Ash Corporation (“Ansac”), a United States exporter of natural soda ash and maintains a separate sales and marketing force for its products, which are distributed directly to its customers.
Our machinery and molds operations are conducted through one of our subsidiaries who was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of Ps. 696 million ($50 million) for the year ended December 31, 2008. It produces state-of-the-art glass-forming machines for our internal use. In addition, the company produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. It also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, it also manufactures annealing lehrs, which are ovens used to anneal glass, for the float and hollow glass industries. The machinery and molds produced are mainly for our own use. Fama’s products are mainly sold to us. The company generally competes with major international manufacturers of machinery and equipment for the glass industry.
Competition
Although based on the business unit’s net sales in 2008 of Ps. 15,524 million ($1,410 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico, it competes with various smaller domestic manufacturers as well as with the glass containers operations of the two major Mexican beer producers who produce bottles for their own consumption. The Glass Containers business unit in Mexico also competes with alternative forms of packaging, including metal, plastic, paper and aseptic containers. In the soft drinks industry, the Glass Containers business unit has faced increasing competition from polyethylene therephtalate containers (“PET”), as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drinks and food containers from glass to PET has continued, albeit at a slower rate in recent years. In response to the trend in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service. In 2008, for the fourth consecutive year, the soft drinks glass market increased versus the previous year, and our overall sales in the Mexican soft drinks market experienced a 1% compound annual growth rate from 2004 to 2008.
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

Flat Glass Business Unit
Flat Glass accounted for 45% of our consolidated net sales in 2008. In 2008, the Flat Glass business unit’s net sales were Ps. 13,230 million ($1,195 million) and its export sales were $322 million (nominal dollars). During 2008, 18% of the business unit’s net sales were derived from export sales and 56% were derived from its foreign subsidiaries.
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
As of December 31, 2008, the Flat Glass business unit’s total assets were Ps. 14,352 million ($1,037 million). The business unit owns over 250 operating centers, including four float glass furnaces and four automotive safety glass processing facilities in Mexico, seven fabrication facilities in the United States, five processing facilities in Spain and two in Portugal. We believe our float glass capacity represented 57% of the float glass produced in Mexico and 3% of the total installed capacity in the North American Free Trade Agreement (“NAFTA”) region.

The Flat Glass business unit has developed both a short and long-term strategy as follows.
Short-Term:
Given the current economic conditions coupled with the restructuring process the Company is currently undergoing, this business unit plans to:
•	Preserve cash to guarantee operations through strict expenses controls and non-payment of scheduled interest payments to the extent necessary;
•	Reduce capital expenditures to a minimum level, mostly oriented towards required maintenance activities;
•	Implement significant initiatives aimed at reducing costs and expenses;
•	Constant communication with clients and suppliers to maintain continuous operations.
Long-Term:
Once our economic conditions have improved and the debt restructuring process is finalized this business unit will continue to:
•	Enhance operating efficiencies;
•	Improve cash flow and optimize asset use;
•	Protect and increase our market share in the Mexican market for construction glass, reducing our reliance on the export market;
•	Maintain our leading position and growth trend in the OEM glass business through increasing participation with the Asian car manufacturers;
•	Consolidate and grow North American leadership of laminated window products for the OEMs and other value-added products;
•	Diversify our client portfolio;
•	Increase fabrication of value-added products in the United States and Mexico;
•	Increase its European presence through Vitro Cristalglass; and
•	Leverage the “Vitro” brand name.
For the construction market, we rely on a preferred client network, Vitromart, which consists of 115 of the business unit’s largest distributors of flat glass for the construction industry. Additionally our Flat Glass business unit’s strategy has emphasized production-retail integration for the Mexican auto glass replacement market. Two of our subsidiaries are the biggest automotive glass-replacement installation chain in Mexico. They operate 187 installation centers throughout Mexico, of which 67 are owned by these two companies and 120 are franchised. Both companies have agreements with the main insurance companies operating in Mexico in order to provide a complete service to such companies’ clients.
Mexican Operations
We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit’s net sales in Mexico in 2008. The business unit maintains seven distribution centers throughout Mexico where construction customers or automotive customers can access information about the availability of products on a real-time basis. 48% of Flat Glass sales are from the Mexican operations out of which Ps. 3,180 million ($286 million) are sold in Mexico and $292 million (nominal dollars) are exports. The majority of these export sales are made to automotive OEMs in the United States. The principal product that some of our subsidiaries produce and distribute is float glass for the construction industry, principally for commercial and residential uses, as well as raw material for the automotive safety glass producers and some also produce tabletops and coated glass. For the Mexican automotive industry, our subsidiaries produce safety glass products such as windshields, side and back lights, rear quarters and sunroofs.

Vidrio y Cristal operates two float glass furnaces near Monterrey, Mexico and other subsidiaries operates one in Mexicali, Mexico. Products at these facilities are manufactured using the float method, which involves pouring molten glass over a molten tin bath. During 2008, these float glass facilities were operating at 106% of their capacity. Additionally, we also have a furnace in Mexico City that has been shut down since 2006; therefore its potential capacity is not included in our capacity utilization calculation. See “Item 4. Information on the Company—Business—Our Property, Plant and Equipment.” Substantially all of our facilities have obtained ISO 9001 Certification.
Vidrio y Cristal and another subsidiary, sell raw glass to builders, glass installers and distributors in the construction segment and a small proportion to the automotive safety glass producers as raw material. The sales force markets its construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers. These subsidiaries have designated commercial executives to serve as individualized customer service representatives for the business unit’s principal purchasers of construction products.
For the production of automotive safety glass, some subsidiaries, now operating together, operate four processing facilities in Mexico for the automotive OEM market and the AGR market. Sales are made directly to automotive OEMs in Mexico and the United States, while the AGR market is serviced through the business unit’s distribution centers throughout Mexico, independent distributors and installers and some of our stores. Ford Motor Co. is the largest end customer of the business unit’s automotive safety glass products, which purchases these products for use in Ford Motor Co.’s assembly plants in Mexico and the United States and to serve the AGR market through the Carlite brand. In addition, some of our subsidiaries sell automotive safety glass products to automobile manufacturers in Mexico, United States and other markets; main clients include GM, Ford, Chrysler, Nissan and Freightliner.
Light vehicle production in North America decreased 16% in 2008 compared to 2007 and is expected to decrease approximately 37% in 2009 due to the economic recession, credit crisis, actual vehicle inventory levels and current financial conditions of major OEM manufacturers. Our OEM sales are highly correlated to the light vehicle production in North America, so any change in the latter could materially affect our sales and operating income.
In particular, the Chapter 11 bankruptcy filings of Chrysler and General Motors (one of our three largest customers) could result in lower volumes, plant shutdowns, brand eliminations, and negative effects on Vitro’s working capital, though the severity of the impact of these filings and the corresponding restructuring of the U.S. auto industry on our results is as of yet unpredictable.
As a result of these developments in the U.S. auto industry, since the second half of 2008, management is adjusting its head count and expenses to better cope with the industry downturn as well as temporarily shut down production lines to adjust capacity to demand levels.
In order to better serve our customers, we have established account plans for automotive OEMs. OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.
The Mexican peso devaluation effect has lowered our peso denominated sales in dollar terms, and also lowered our peso denominated expenses. The currency devaluation mostly affects our domestic aftermarket sales.
United States Operations
The United States operations of the Flat Glass business unit are conducted through one of our subsidiaries, which, based on its consolidated net sales in 2008, is one of the largest distributors of flat glass products in the United States. In 2008, it had consolidated net sales of $477 million, of which 92% were to the construction industry and 8% were to the AGR market.

Our U.S. subsidiary purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated, mirrored and other products. In 2008, our Mexican subsidiaries supplied 44% of all flat glass purchased by our U.S. subsidiary; the other purchases that our Mexican subsidiaries could not supply include coated and other proprietary products. The end products are sold directly to distributors as well as to end-buyers through our U.S. subsidiary’s own distribution centers and retail shops. Our U.S. subsidiary sells its construction products to builders and glass installers, who use its products in industrial and commercial projects such as skyscrapers and other buildings. It also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit’s manufacturing plants in Mexico. Additionally, our U.S. subsidiary engages in the design, manufacture and installation of custom skylights in the United States and several other countries. In May 2009, we decided to sell the inventory which was dedicated to serve the AGR market, including windshields and side and back windows for American and foreign cars and trucks, therefore, since that date, we are no longer participating in the AGR retail and distribution business in the U.S.
Our U.S. subsidiary operates 7 fabrication facilities, 20 distribution centers and 88 installation centers in the United States.
European Operations
The Flat Glass business unit competes in the European flat glass construction market through Vitro Cristalglass and Vitro Chaves, mainly with value added products. Vitro Cristalglass processes and distributes insulated glass, laminated glass and tempered glass mainly for the Spanish, French and Portuguese market. Vitro Cristalglass operates with five insulated glass manufacturing centers and one distribution center, located in Barcelona. Additionally, Vitro Cristalglass has the biggest semi-finished manufacturing process center of Spain located in Ponferrada. Vitro Chaves manufactures and distributes insulated and laminated glass products in Portugal with their main facility located in Chaves (north of Portugal) and a distribution center located in Lisbon. In 2008, Vitro Cristalglass and Vitro Chaves had consolidated net sales of Ps. 2,135 million ($192 million). Most of the sales of Vitro Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders and distributors by Vitro Cristalglass’ own sales force. Vitro Chaves’ main products are insulated and laminated glass for the construction industry, which are distributed through its own and Vitro Cristalglass’ distribution network.
In April 2008, Vitro Cristalglass acquired certain assets from Verres et Glaces D´Epinay (located in Villetaneuse, France), the most significant being an Isolated Glass (“IG”) fabrication facility, which serves the commercial and residential market in Northern France. See “Item 4. Information on the Company— Business—Acquisitions.”
Central and South American Operations
Through its Colombian subsidiary, and, to a lesser extent, through its subsidiaries in Venezuela, Ecuador and Panama, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Our Columbian subsidiary has one processing facility which is located in Colombia. In 2008, our Columbian subsidiary and its subsidiaries had consolidated net sales of Ps. 437 million ($39 million). The company is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. It markets its products through a network of independent distributors to small- and medium-sized builders.
Competition
In Mexico, some of our Mexican flat glass subsidiaries face competition in the construction industry mainly from Saint Gobain, Guardian, and from imports of glass products. Guardian, which since 1999 has competed with our Flat Glass business unit as an importer of raw flat glass products, completed the construction of a float glass furnace in Queretaro in 2004, which is estimated to produce 200,000 tons of float glass per year. The local competition of such subsidiaries compete primarily on price, service and quality. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—We operate in a highly competitive industry in which we compete with global competitors and vertically integrated customers, have relatively high fixed costs and are faced with sharply decreasing demands.”
With respect to automotive safety glass, the business unit’s principal competition includes Saint Gobain, PGW, Asahi, Pilkington, Zeledyne and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.

Our U.S. subsidiary faces competition in the United States from a variety of flat glass manufacturers in the United States, as well as from a large number of medium- and small-sized fabricators and distributors of flat glass products. Such company competes in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) price and quality.
In Europe, Vitro Cristalglass, as an insulated glass manufacturer, faces competition with regional competitors and integrated competitors like Saint Gobain. In Central and South America, Vitro Colombia’s main competitors are Guardian, Pilkington and Saint Gobain.
Our Raw Materials
Soda Ash, Sand and Feldspar
The most important raw materials we utilize are soda ash, silica sand and feldspar. In 2005, we entered into a supply agreement with Unimin Corporation (“Unimin”) that has been amended to extent its maturity until June 2013, whereby we have committed to purchase, and certain of Unimin’s subsidiaries are committed to sell, our requirements of silica sand and feldspar at predetermined prices subject to adjustments according to a formula which takes into consideration market conditions. In 2009, we entered into a four-year supply agreement with American Natural Soda Ash Corporation (“Ansac”), whereby we have committed to purchase, and Ansac is committed to sell, 100% of our yearly requirements of soda ash at predetermined prices, but depending on the volume and market conditions. We, through one of our subsidiaries have, to a large extent, the production capacity to supply the soda ash required by our glass making operations in Mexico.
To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than we produce or that produced by Unimin or by Ansac, those subsidiaries may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.
Energy
We, through certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía, S. de R.L. de C.V. (“Tractebel Energía”). This contract began in April 2003 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the peso/U.S. dollar exchange rate and the price of natural gas, whose future value is uncertain.
Fuel
We are a large consumer of natural gas with an approximate consumption of 20 million MMBTUs in 2008 from operation of our 23 glass container furnaces and three float glass furnaces in Mexico. Our cost of goods sold is highly correlated to the price of natural gas. In recent years, every dollar fluctuation per MMBTU has had an annual impact of approximately $20 million on our cost of goods sold based on our average historical consumption of approximately 1.7 million MMBTUs per month.
Natural gas prices have exhibited extreme volatility throughout 2008 and the first quarter of 2009. During the first seven months of 2008 natural gas prices recorded a sharp price increase from $6.51 to a record high of $12.60 per MMBTU. From July to the end of the year 2008, however, natural gas prices plummeted to $6.00 per MMBTU. The prices have further decreased since then. As of June 23, 2009, the closing price of natural gas on the NYMEX was $3.88 per MMBTU.
In the ordinary course of our business, historically we have entered into swaps and other derivative instruments to hedge our exposure to natural gas price increases. The percentage of estimated fuel consumption hedged has varied from 10% to 100%. The percentage of consumption hedged and the hedged prices change constantly according to market conditions based on the Company’s needs and to the use of alternative fuels within its production processes. As of December 31, 2008, the Company had hedges for approximately 70% of the historical average of natural gas consumption of 20 million MMBTU at an average price of approximately $7.90 per MMBTU for 2009, 25% at an average price of approximately $6.80 per MMBTU for 2010 and 15% at an average price of approximately $7.32 per MMBTU for 2011. Our estimated consumption for 2009 is 18 million MMBTUs.

The greater the percentage of our natural gas consumption for which we do not have hedges, the more vulnerable we are to realizing significant losses in our results of operations should the price of natural gas increase. Because of our financial condition, we are currently unable to enter into additional hedging transactions to further minimize our exposure to increases in the price of natural gas. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk.” However, as a result of our current natural gas hedges, a further decline in natural gas prices, while reducing our operating costs, would increase our financial expenses related to such hedges. For further information, see “Item 3. Key Information—Risk Factors—We have experienced rising operating costs in our businesses.”
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

	Year ended December 31,
	2006		2007		2008
Business Unit	(Ps. millions)
Glass Containers	Ps.	894	Ps.	2,328	Ps.	1,538
Flat Glass		338		324		255
Corporate and other		20		43		5

Total	Ps.	1,252	Ps.	2,695	Ps.	1,798

During 2009, we expect to make capital expenditures in the range of Ps. 871 million ($63 million) as follows:
•
Our Glass Containers Business Unit expects to make capital expenditures of Ps. 571 million ($41 million), that will be used to provide maintenance to certain of our furnaces and IS machines; also, for a palletizing center and infrastructure in one of our facilities. The remaining will be applied to new products’ molds.

•	Our Flat Glass Business Unit expects to make capital expenditures of Ps. 300 million ($22 million), which will be used mainly for maintenance of our facilities.
The capital expenditures are expected to be financed with cash flows generated by our operations with current cash on hand and with the proceeds of sales of non-productive and non-strategic assets. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we might defer a portion of such expenditures to future periods.
See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”, for a discussion of our principal capital expenditures during the last three full fiscal years.
Genesis Project
Through the end of 2008, we have invested approximately Ps. 743 million ($54 million) related to the implementation of the Genesis Project. For the six months ended June 30, 2009, we invested an additional amount of approximately Ps. 29 million ($2 million) for the continued implementation of the Genesis Project. We do not expect to invest significant amounts in this project for the rest of the year as we have almost finalized the implementation. The Company is in the process of implementing a significant and focused cost reduction plan with a target ranging between $80 and $120 million US dollars on an annual basis. The Genesis Project and the improved processes and systems we are developing as part of this program, is an integral part of our ability to achieve these cost savings.

Our Property, Plant and Equipment
All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2008, the net book value of land and buildings, machinery and equipment and construction in progress was Ps. 17,273 million ($1,249 million), of which Ps. 15,816 million ($1,143million) represented assets located in Mexico; Ps. 423 million ($31 million) represented assets located in the United States; Ps. 265 million ($19 million) represented assets located in Central and South America; and Ps. 769 million ($56 million) represented assets located in Europe.
Our principal executive offices are located in the Monterrey, Mexico area. We own and operate 38 manufacturing facilities worldwide, of which our float glass furnaces are our largest facilities. Our subsidiary Vitro Cristalglass has granted a lien on one of its facilities.
The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit’s principal manufacturing facilities.

		Average Capacity	Average Capacity
		Utilization(1) as of	Utilization(2) as of	Number of Facilities
Business Unit		December 31, 2007	December 31, 2008	by City or Country
Glass Containers		93%(4)	86%(4)	Monterrey(3) Guadalajara Mexico City Querétaro Toluca (2) Costa Rica Guatemala Panama Bolivia

Flat Glass	Float Furnaces(3)	99%	106%	Monterrey(4) Mexico City(2) Mexicali United States(7)
	Automotive Facilities	77%	74%	Colombia Spain(5) Portugal (2) France

(1)	Average for the twelve-month period ended December 31, 2007.

(2)	Average for the twelve-month period ended December 31, 2008.

(3)
Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated based on a certain number of changes in glass color and thickness, determined by historical averages. Additionally, we also have a furnace in Mexico City that has been shut down since 2006; therefore its potential capacity is not included in our capacity utilization calculation.

(4)	Average capacity is calculated over installed capacity for 2008 and restated as such for 2007 for purposes of comparison, whereas previously it was calculated over working capacity.
We also maintain over 67 installation centers in Mexico and 21 distribution centers and 88 installation centers in the United States, most of which are leased.
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
Item 4A. Unresolved Staff Comments
Not applicable

Item 5. Operating and Financial Review and Prospects
You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements for the year ended December 31, 2008 provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in “Item 3. Key Information—Risk Factors” and the other matters set forth in this annual report. See “Forward-Looking Statements.”
OPERATING RESULTS
Factors Affecting Our Results of Operations
Our statement of operations is affected by, among other factors, (i) the level of demand and price for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, (iii) the relationship between the peso and the U.S. dollar, (iv) financing costs, which are incurred in both pesos and U.S. dollars and (v) increased competition in our domestic market and abroad. See “Item 3. Key Information—Risk Factors.”
Trend Information
2008 has been considered a year of unprecedented events in modern times, with a financial system unraveling, which worsened dramatically during the second half of the year, leaving significant scars in the world economic activity. The world economic contraction had its roots in the U.S., due to the sub-prime mortgage crisis that started to impact the economy in mid 2008 and crept its way into the financial markets in such a way that it hurt many other sectors of the economy such as industrial sectors that are vital to our Company, like construction and automotive. Therefore, in 2009, we expect the country to confront more difficulties, due to the contraction of the U.S. economy, one of our principal commercial markets. As a result, we foresee that both our Glass Containers and Flat Glass businesses units will be severely affected due to the challenging economic conditions.
Developments in the Glass Containers Business
Demand in the domestic glass container market has remained stable in most business segments as the consumption for these products is not strongly correlated to economic growth. Nevertheless, the consumption of some products that are destined for export markets has been impacted by the global economic slowdown. Particularly, there has been a shift in demand for premium beers in the United States to cheaper brands, thus affecting the bottle consumption of one of our customers as mentioned in “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operation—Year Ended December 31, 2008 Compared to Year Ended December 31, 2007—Glass Containers Business Unit”. A recovery of the economy and consumer spending in the United States could set the conditions for an eventual recovery for these segments.
Going forward, sales for the Glass Containers division will be fueled by demand in the food, beverage, and cosmetics and fragrances segments. Glass packaging continues to enjoy a preferential image as a clean and environmentally friendly container, differentiating it from other products where it is used.
In December 2008 Grupo Modelo, one of our key customers in our glass container business notified us that due to the current world market contraction, it had significantly reduced its beer bottle requirements from us. The volume reduction impact on our annual consolidated sales for 2009 is expected to be approximately 6.9% of our 2008 consolidated sales.

Developments in the Flat Glass Business
The Flat Glass Business is facing a challenging environment as two of its main markets have been directly affected by the economic downturn: construction and automotive markets.
High gas prices in the first nine months of 2008 started to impact North America’s automotive market by switching consumer demand towards smaller, more fuel efficient vehicles. This trend affected particularly U.S. automakers that had a significant share in the truck/SUV segment, including our largest customers in the OEM and auto business, Ford and GM. We managed to offset some of the related decline in volume in the first nine months of 2008 from the reduction in volume of the truck/SUV manufacture by shifting in the mix of our auto glass platforms towards compact and mid-sized vehicles from 23% during the first nine months of 2007 to 41% during the first nine months of 2008, and by increasing sales to OEM’s other than the “big three” U.S. automakers.
However, in the fourth quarter of 2008, the global economic downturn affected more seriously all the segments of the automotive industry. The severe economic conditions in North America affecting the levels of sales of the U.S. automotive industry negatively impacted both our sales volume (10% decline in the fourth quarter of 2008 as compared to the fourth quarter of 2007) and operating income (177% decline in the fourth quarter of 2008 as compared to the fourth quarter of 2007). Demand for new vehicles is expected to be low throughout 2009, with light vehicle production expected to decrease approximately 37% in 2009. It is still uncertain whether or to what extent the industry will recover in the future. Future demand forecasts are subject to both the length and depth of the economic recession in North America, the outcome of the bankruptcy proceedings of both GM and Chrysler, and the effect of any additional financial aid that may be provided by the U.S. government to the automotive industry.
Based upon preliminary estimations derived from information provided to us from the OEMs, we believe that in 2009 we will have a significant decline in our OEM sales volume and a significant decrease in our sales and operating income. Our auto glass business has adjusted its production capacity to match demand requirements, and we have been aggressive in reducing costs to remain competitive in this complex environment. In response to these events, our management has adopted a cost reduction plan with a target ranging between $80 and $120 million on an annual basis. In addition, the Company is developing a business plan to adjust its operations to current market conditions, which may include the potential shut down of operating lines or entire plants, as well as a restructuring of our capital expenditure plans. New regulations in the U.S. may require that the industry place more focus on developing more fuel-efficient vehicles, which could result in a greater concentration in our platform on compact and mid-size vehicle products.
The construction market in the United States was severely hit in late 2007 and early 2008 by the sub-prime mortgage crisis followed by the slowdown of the economy. Our Flat Glass subsidiary in the United States has been affected in its revenue and income generation, more heavily in the second half of 2008 and as of to date the non-residential market has come to a halt due to the economic crisis. This market is expected to have a very challenging 2009 and 2010. Our U.S. subsidiary has been curtailing operations and focusing on more profitable markets.
In Mexico, the construction market has seen a milder contraction compared to the United States and Spain as demand for new homes has remained relatively stable. However, the global economic slowdown has generated an oversupply of glass worldwide. Even though some flat glass producers have started curtailing their production, there has been strong downward pressure on prices both in our domestic and export markets as all competitors try to sell their spare capacity. We expect these price pressures to continue in 2009.
The Spanish construction market has suffered its worst slowdown after enjoying several years of growth. The residential market is not expected to recover in the foreseeable future as there is still a high inventory of new homes and the economic crisis and limited new bank credits has restricted the demand. Vitro Cristalglass, our Spanish business unit, has started to focus on new value-added segments like paddle courts, fire-resistant and acoustic glass. Additionally, we have maintained our focus on growth in markets outside of Spain like France, a market that is expected to recover before the Spanish market and where we acquired in early 2008 Vitro Cristalglass France.

Natural Gas Prices and Related Derivative Financial Instruments
Long-term increases in the prices of certain of our raw materials, in particular natural gas, continues to negatively affect our cost of goods sold. Our cost of goods sold is highly correlated to the price of natural gas. In recent years, every dollar fluctuation per MMBTU has had an annual impact of approximately $20 million on our cost of goods sold based on our average historical consumption of approximately 1.7 million MMBTUs per month. Though overall in 2008 natural gas prices quoted on the NYMEX decreased 2% as compared to 2007, recording an average price of $8.84 per MMBTU for the year, between 2003 and 2008, natural gas prices increased a total of 120%. We have not been able to raise the prices of our products to fully reflect the increases in our operating costs that result from increases in the price of natural gas, thereby adversely affecting our results of operations.
While the long-term trend has favored gradual increases in natural gas prices, throughout 2008 and the first quarter of 2009, natural gas prices have exhibited extreme volatility. During the first seven months of 2008, natural gas prices recorded a sharp price increase from $6.51 to a record high of $12.60 per MMBTU. From July to the end of the year 2008, however, natural gas prices plummeted to $6.00 per MMBTU. The prices have further decreased since then. As of June 23, 2009, the closing price of natural gas on the NYMEX was $3.88 per MMBTU. In addition to the sharp decrease in the price of natural gas since the middle of 2008, as a result of the effect of the general economic slowdown on our operations, our estimated natural gas consumption for 2009 is down 10% to 18 million MMBTUs, down from our historical average of 20 million MMBTUs per year.
In the ordinary course of our business, historically we have entered into swaps and other DFIs to hedge our exposure to natural gas price increases. This strategy is susceptible to the risk that a decrease in natural gas prices could have an adverse effect on the fair market value of the DFIs, resulting in related losses reflected in our comprehensive financial results. While a material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold, such benefits would be realized over a period of time, whereas the adverse effect in the value of the DFIs is recorded immediately in our financial result as a result of mark-to-market accounting rules.
In response to the sharp increases in natural gas prices in the first half of 2008, we entered into certain DFIs during the second half of 2008 that were significantly different in their characteristics and in notional amounts from the derivative contracts we have historically entered into in order to hedge against historically gradual increases in natural gas prices. Additionally, based on recommendation made by our financial advisors, we often structure some of our DFIs, for example, in order to reduce or eliminate DFI fees and related transactions costs when natural gas prices increase. As a result of such structuring, inversely, we could be exposed to higher losses on our DFI positions than the benefits to our cost of goods sold should the price of natural gas decrease. For a discussion of our DFI transactions through the end of 2008 and the first quarter of 2009, see “Item 3. Key Information—Recent Developments—Derivative financial instruments.”
Though we closed the majority of our DFIs in the second half of 2008, as of December 31, 2008, we had hedges for approximately 70% of the historical average of natural gas consumption of 20 million of MMBTU at an average price of approximately $7.90 per MMBTU for 2009, 25% at an average price of approximately $6.80 per MMBTU for 2010 and 15% at an average price of approximately $7.32 per MMBTU for 2011. Since the NYMEX closing price of natural gas as of June 23, 2009 was $3.88 per MMBTU, our current natural gas hedges are out of the money. As of May 31, 2009, our exposure to our remaining DFIs had increased to a liability of approximately $45 million from $33 million at December 31, 2008. In addition, under our remaining DFIs, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. For the first five months of 2009, we made monthly settlement payments of an aggregate of approximately $22 million, including the payment of approximately $7.5 million made in May 2009.

Because of our financial condition, we are currently unable to enter into additional hedging transactions to minimize our exposure to further increases or decreases in the price of natural gas, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, substantial increases in the price of natural gas may cause us to realize significant losses in our results of operations and relative stability or further decreases in the price of natural gas may cause us to realize significant losses in our comprehensive financial results.
For further discussion regarding our exposure to natural gas price fluctuations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk” and “Item 3. Key Information— Risk Factors—Risk Factors Relating to Our Business— We have experienced rising operating costs in our businesses.”
Economic Developments in Mexico and the United States Affecting Our Business
A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico and the United States. Therefore, economic conditions in Mexico and the United States have a significant effect on our business, results of operations and financial position.
2008 has been considered a year of unprecedented events in modern times, with a financial system in crisis that worsened dramatically during the second half of the year.
Global growth fell far short of expectations, as the world economy decelerated abruptly and in some cases actually fell. World GDP grew by 3.4% in 2008, less than the 2007 figure, according to International Monetary Fund statistics. The world economic contraction had its roots in the U.S. economy which only grew at a rate of 1.1% in 2008 compared to 2.2% GDP growth for 2007, due to the sub-prime mortgage crisis in the U.S. that started mid-2007 and moved into the financial markets and severely affected the availability of credit in a manner that hurt many other sectors of the economy such as industrial sectors that are vital to us, like construction and automotive.
Mexico’s GDP registered a growth rate of 1.3% in 2008, a figure also below the 3.3% GDP growth reported for 2007. For 2009, we expect the country to confront more difficulties, due to contraction of the U.S. economy, one of our principal commercial markets.
The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2006, 2007 and 2008, 42%, 44% and 44%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico.
While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government’s continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico’s economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico’s economy and its industrial sector. These factors include (i) the extent of the U.S. economic recovery and the participation of Mexico’s industrial sector in that recovery and (ii) the Mexican government’s approval and implementation of fiscal and other structural reforms, such as the evolution of energy prices, particularly natural gas.
Inflation and Foreign Currency Exchange Rate Fluctuations
The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates:

	For the Year Ended December 31,
	2006		2007		2008
Nominal peso devaluation relative to the U.S. dollar(1)		1.7%		0.5%		27.3%
Mexican inflation (based on changes in INPC)(1)		4.1%		3.8%		6.5%
U.S. inflation (based on changes in Consumer Price Index)(2)		2.5%		4.1%		0.1%
Inflation differential (Mexican vs. U.S.)(1)(2)(3)		1.6%		(0.3%)		6.4%
Real peso devaluation relative to the U.S. dollar(4)		0.1%		0.8%		20.9%
Free Exchange Rate as of year end(1)	Ps.	10.8116	Ps.	10.8662	Ps.	13.8325
Mexican GDP growth rate(5)		4.7%		3.3%		1.3%
Exchange rate of euro per peso as of year end(6)	Ps.	14.2680	Ps.	15.9526	Ps.	19.2534

(1)	Source: Banco de México.

(2)	Source: U.S. Bureau of Labor Statistics.

(3)	Compounded.

(4)	Peso devaluation (appreciation) in real terms = -((Nominal peso devaluation +1) / (Inflation differential + 1))-1.

(5)	Source: Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Information.

(6)	Source: Federal Reserve Bank of New York—Noon Buying Rates as to euro-to-dollar exchange rate and Banco de México as to dollar-to-peso exchange rate.

Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins
Changes in the value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a devaluation of the peso will likely result in an increase in our operating margins and an appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our cost of goods sold and our selling, general and administrative expenses denominated in or affected by U.S. dollars.
A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses and capital goods are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. As a result, when the peso devaluates against the U.S. dollar, as was the case in 2006, 2007 and 2008, the same level of U.S. dollar sales as in a prior period will result in higher peso revenues in the more recent period. Conversely, when the peso appreciates against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and selling, general and administrative expenses are invoiced in pesos and are not directly affected by the relative value of the peso to the U.S. dollar, the appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins, at least in the short term.
Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. When the peso appreciates with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have chosen to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar.
Historically, we have sought to limit our exposure to increases in foreign currency exchange rates by entering into DFIs suggested by our counterparties and jointly structured with them. However, because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Comprehensive Financing Result
Beginning in 2008, our total comprehensive financing result includes (i) net interest expense, (ii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iii) gains or losses related to hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short and long-term debt and off-balance sheet financings, minus the nominal amount of interest income generated by us with respect to our monetary assets.

Our total comprehensive financing result is also impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as dollar-denominated cash and cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated liabilities have historically been significantly in excess of our dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses and gains, respectively. Accordingly, in 2006, 2007 and 2008, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses.
Historically, we have sought to limit our exposure to increases in foreign currency exchange rates by entering into DFIs suggested by our counterparties and jointly structured with them. However, because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
Effect of Increases in Interest Rates
Interest rate risk exists primarily with respect to our floating-rate peso and dollar-denominated debt, which generally bear interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE,” or the London interbank offered rate, which we refer to as “LIBOR”. If the TIIE or LIBOR rates increase significantly, our ability to service our debt will be adversely affected.
As of December 31, 2008, our floating-rate peso and dollar-denominated debt amounted to Ps. 550 million ($40 million) and Ps. 2,079 million ($150 million) respectively. Historically, we have sought to limit our interest rate exposure by entering into DFIs suggested by our counterparties and jointly structured with them. However, because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to either fixed or floating interest rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—We may be adversely affected by increases in natural gas prices, interest rates or foreign exchange rate changes that we are unable to mitigate through derivative transactions due to our financial condition” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
The actual interest rate of our 2012 and 2017 Senior Notes has been increased by 200 basis point as long as we are in default. For a discussion of the effects of this increase on our liquidity level, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—We do not currently have sufficient liquidity to repay our existing obligations and conduct our operations.”
Government, Economic, Fiscal, Monetary or Political Policies or Factors
For a discussion of government economic, fiscal, monetary or political policies that have materially affected or could materially affect our operations or investments, please refer to “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economies in which We Participate.”

Results of Operations
The following table sets forth, for the periods presented, selected items of our consolidated statements of operations calculated as a percentage of our consolidated net sales.

	For the year ended December 31,
	2006	2007	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	72.6	70.6	73.3
Gross profit	27.4	29.4	26.7
General, administrative and selling expenses	19.8	19.9	20.8
Operating income	7.6	9.5	5.9
Total comprehensive financing result	8.2	5.8	31.3
Net income	1.0	0.5	-19.6
The following table sets forth, for the periods presented, the consolidated net sales, export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales, export sales and operating income (after corporate and other eliminations, and reflecting export sales in U.S. dollars) of each of our business units. The following table does not include the results of discontinued operations. Peso amounts set forth in the following table are presented in nominal pesos except for all amounts pertaining to fiscal year 2007 and earlier that are contained in this annual report are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

	For the year ended December 31,
	2006(3)			2007			2008			2008
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total	Amount
	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Glass Containers	Ps.	14,068	51%	Ps.	14,676	51%	Ps.	15,524	53%	$1,122
Flat Glass		13,462	48%		13,605	48%		13,230	46%	956
Corporate and other eliminations		346	1%		310	1%		259	1%	19

Consolidated net sales	Ps.	27,876	100%	Ps.	28,591	100%	Ps.	29,013	100%	$2,097

	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Domestic	Ps.	11,875	43%	Ps.	12,707	44%	Ps.	12,831	44%	$928
Exports		6,384	23%		6,674	23%		6,547	23%	473
Foreign Subsidiaries		9,617	34%		9,210	32%		9,635	33%	696

	Ps.	27,876	100%	Ps.	28,591	100%	Ps.	29,013	100%	$2,097

	($ millions(2), except for percentages)
Net sales
Domestic	$1,028	43%	$1,145	45%	$1,157	44%
Exports	556	23%	601	23%	600	23%
Foreign Subsidiaries	817	34%	814	32%	870	33%

	$2,401	100%	$2,560	100%	$2,627	100%

	($ millions(2), except for percentages)
Export sales
Glass Containers	$344	62%	$364	61%	$383	64%
Flat Glass	212	38%	237	39%	217	36%

Consolidated export sales	$556	100%	$601	100%	$600	100%

	(Ps. millions, except for percentages)									($ millions)(1)
Operating income (loss)
Glass Containers	Ps.	1,853	87%	Ps.	2,054	76%	Ps.	1,661	97%	$120
Flat Glass		418	20%		782	29%		186	11%	13
Corporate and other eliminations		(154)	(7)%		(132)	(5)%		(137)	(8)%	(10)

Consolidated operating income	Ps.	2,117	100%	Ps.	2,704	100%	Ps.	1,710	100%	$123

(1)	These amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 13.8325 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2008.

(2)	Dollar figures reported herein are in nominal dollars resulting from dividing each month’s nominal pesos by that month’s ending exchange rate published by Banco de México.

(3)
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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Sales
Our consolidated net sales increased 1.6% to Ps. 29,013 million ($2,097 million) for the year ended December 31, 2008 from Ps. 28,591 million ($2,560 million) for the year ended December 31, 2007. During the year ended December 31, 2008, domestic sales grew 6.9% while foreign subsidiaries’ and export sales declined 2.8% and 1.%, respectively, year-over-year. The complex international financial situation and severe contractions in the markets we serve adversely impacted the Company’s sales volumes in the last quarter of 2008.
Domestic sales increased as a result of an improved product mix at the Glass Containers business unit which compensated a moderate volume drop year over year mostly driven by a sharp drop in volumes towards the last quarter of 2008. Export sales decreased to Ps. 6,547 million ($600 million), from Ps. 6,673 million ($601 million) mainly due to lower volumes in the automotive business line at the Flat Glass business unit. Foreign subsidiary sales decreased to Ps. 9,635 million ($870 million) from Ps. 9,911 million ($881 million) mainly due to weakening markets and softening demand at the Flat Glass business unit specifically in the U.S. and Spanish construction market. Our export and foreign subsidiaries’ sales represented 22.5% and 33.3%, respectively, of our consolidated net sales for the year ended December 31, 2008.
Glass Containers Business Unit
Net sales of our Glass Containers business unit increased 5.8% to Ps. 15,484 million ($1,119 million) for the year ended December 31, 2008 from Ps. 14,639 million ($1,317 million) for the year ended December 31, 2007. The main driver of this sales increase was an improved overall product mix in the domestic market. Moreover, the food, beer and soft drinks business lines in the domestic market experienced an increase in volume during the first nine months of 2008 which was offset by an overall volume decline during the last quarter of year 2008 linked to the difficult economic environment. On December 18, 2008, the Company announced that Grupo Modelo, one of the key customers in the Glass Containers business unit, notified the Company that due to the current world market contraction, it has reduced significantly its beer bottle requirements from us.
Export sales grew 3.8% year-over-year due to a better product mix at the food, soft drinks and wine & liquor business lines coupled with higher volumes at the CFT (Cosmetics, Fragances and Toiletries) and wine & liquor business lines. Foreign subsidiaries’ sales grew 1.6% year-over-year despite the deconsolidation of Comegua starting December 1, 2008. For more information regarding the deconsolidation of Comegua and its effects on our balance sheet and income statement, see “Presentation of Certain Information” and Note 20 (h) of our consolidated financial statements.

Flat Glass Business Unit
Net sales of our Flat Glass business unit were Ps. 13,187 million ($953 million) for the year ended December 31, 2008, a decrease of 2.6% when compared to Ps. 13,591 million ($1,210 million) for the year ended December 31, 2007. This result was due to the global economic conditions and declining demand in the construction and automotive sectors at year end, both crucial for the Company.
An increase in domestic sales of 5.7% year-over-year was mainly driven by higher automotive glass sales due to higher volumes in both OEM and AGR markets for the first 9 months of the year, which trend reversed to negative in the last quarter of 2008. Float glass volumes in the construction market remained stable year-over-year with a similar downward trend the last quarter of 2008 although the Company maintained its market share in the Mexican market.
Export sales decreased 10.5% year-over-year mainly due to lower automotive glass sales in the OEM and AGR markets, which were partially offset by higher float glass volumes sold to Central and South American markets. This decrease in the AGR market is in line with the Company’s strategy to focus on the domestic market. In May 2009, we decided to sell the inventory which was dedicated to serve the AGR market in the U.S., including windshields and side and back windows for American and foreign cars and trucks, therefore, since that date, we are no longer participating in the AGR retail and distribution market. We also consolidated operations and closed six distribution centers and 10 installation centers.
Generally, we realize higher profit margins in our domestic market business, and, accordingly, whenever possible our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity.
Therefore, our export sales correlate to our available capacity, mainly in our Flat Glass business unit, both in our float and automotive businesses. In 2006, in the automotive business, when our OEM market sales increased, we decided to decrease our export AGR sales. Specifically, in 2006 export prices and rising energy and freight costs significantly impacted the profitability of our export business, and we decided to temporarily exit the export market by shutting down a flat glass manufacturing furnace in Mexico City, which reduced our export capacity.
In 2007, however, we increased exports within both float and automotive businesses. In the automotive business, we had less OEM volume and thus increased our AGR export sales. In the float business, we acquired a 50% share of the Mexicali flat glass facility from our previous joint venture partner AFG Industries, which also gave us additional capacity dedicated to our export business. Going forward, we will continue to adjust our export sales depending on domestic growth rates and capacity utilizations.
Sales from foreign subsidiaries decreased 3.5% year-over-year to $661 million from $677 million. Sales at Vitro Cristalglass decreased 4% as a result of a weakening construction market and a softening demand. Sales at Vitro America were adversely affected by the slowdown in demand from the U.S. residential construction market and in the commercial construction market due to the tough economic environment, which was partially offset by a 2% increase in sales at Vitro Colombia due to increased volumes associated with regional demand.
Operating Income
Our consolidated operating income decreased 36.8% to Ps. 1,710 million ($124 million) for the year ended December 31, 2008 from Ps. 2,704 million ($242 million) for the year ended December 31, 2007, due to higher energy and raw materials costs and the transfer of a plant in Mexico City to Toluca, as well as to lower volumes that had a negative impact on our fixed cost absorption. All of the above was partially offset by a better product mix in the domestic glass container market and by savings related to our cost and expenses reduction initiatives. In 2008, our implemented cost and expenses reduction initiatives saved $40 million. These savings relate primarily to production capacity optimization to maximize utilization and efficiency; supply chain, packaging and maintenance savings; a reduction in our workforce and cost-cutting measures at the corporate level including cancellation of two airplane leasing contracts and limitations on employee and executive committee business travels.

Glass Containers Business Unit
Operating income of our Glass Containers business unit decreased 20.3% to Ps. 1,661 million ($120 million) for the year ended December 31, 2008 from Ps. 2,054 million ($148 million) for the year ended December 31, 2007. This decrease was driven by lower production volumes and their impact on fixed cost absorption, higher energy and raw materials costs as well as the costs associated with the transfer of a plant in Mexico City to Toluca. We believe these factors were partially offset by better production efficiencies, a better product mix in the domestic market, and the continued cost reduction initiatives. Our improved production efficiencies include (i) increases in our production speed, (ii) improvements in waste management, and (iii) the use of lighter weight products. In 2007 these improved production efficiencies helped to improve our operating income by 14.9%; however, due to the various factors negatively affecting our financial condition in 2008, we were unable to estimate the benefits of these efficiency improvements on our net income in 2008.
Flat Glass Business Unit
Operating income of our Flat Glass business unit was Ps. 186 million ($13 million) for the year ended December 31, 2008, a decrease of 74.6% when compared to Ps. 782 million ($72 million) for the year ended December 31, 2007. This decrease was due to higher energy and raw materials costs coupled with lower production volumes and the corresponding lower fixed cost absorption - resulting from the sluggish construction and automotive markets.

Total Comprehensive Financing Result
Our total comprehensive financing expense increased 446.8% from Ps. 1,660 million ($153 million) for the year ended December 31, 2007 to Ps. 9,077 million ($656 million) for the year ended December 31, 2008. This increase was primarily due to the change of the value claimed by our derivative counterparties in our derivative instrument transactions from a loss of Ps. 201 million ($15 million) for the year ended December 31, 2007 to a loss of Ps. 3,766 million ($272 million) for the year ended December 31, 2008, and to an increase in non-cash foreign exchange loss from Ps. 94 million ($7 million) in the year ended December 31, 2007 to Ps. 3,222 million ($233 million) during the year ended December 31, 2008, as a result of a higher depreciation of the Mexican peso during the year ended December 31, 2008, and the elimination of the monetary position at the beginning of year ended December 31, 2008 due to the new Mexican Financial Reporting Standards. Derivative instruments losses for the year ended December 31, 2008, were comprised mainly by losses in natural gas prices DFIs of approximately Ps. 2,432 million ($176 million), mainly due to decreases in the natural gas prices during the final months of 2008, and by losses in foreign exchange rate DFIs of approximately Ps. 1,578 million ($98 million), mainly due to the high volatility that the markets experienced in the final months of 2008 which resulted in a sharp increase in peso/dollar foreign exchange rates, partially offset by gains in interest rate DFIs of approximately Ps. 59 million ($4 million) mainly due to decreases in the TIIE.
Other Expenses (Income), Net
Other expenses (income), net, decreased by Ps. 374 million ($27 million) to a loss of Ps. 495 million ($36 million) for the year ended December 31, 2008 from a loss of Ps. 869 million ($80 million) for the year ended December 31, 2007, mainly due to (i) an absence of fees and costs related to debt restructuring for the year ended December 31, 2008 compared to Ps. 488 million ($35 million) incurred for the extinguishment of debt associated with our debt restructuring completed during 2007; (ii) a gain from the sale of long-lived assets of Ps. 3 million ($0.2 million) in 2008 compared to a loss of Ps. 47 million ($4 million) in 2007; and (ii) a workers profit sharing (PTU) of Ps. 10 million ($0.7 million) during the year ended December 31, 2008 compared to Ps. 54 million ($4.9 million) during 2007.
Income Taxes
Income tax for the year ended December 31, 2008 represented an income tax benefit of Ps. 2,175 million ($157 million) compared to an expense of Ps. 44 million ($4 million) for the year ended December 31, 2007. In 2008 the Company generated tax loss carryforwards resulting primarily from foreign exchange losses on our U.S. dollar-denominated debt as well as from payments made for margin calls on our derivative financial instruments. The Company has also recorded deferred tax assets, primarily related to the derivative liability claimed by our counterparties. Based on our financial projections and taking into consideration our tax planning strategies, we believe we will generate sufficient taxable income in future years that will allow us to recover our deferred tax assets up to the amount of the recorded asset.
Net Income
For the year ended December 31, 2008, we generated a consolidated net loss of Ps. 5,682 million ($411 million) compared to a net income of Ps. 131 million ($12 million) for the year ended December 31, 2007. This decrease was mainly due to a higher total comprehensive financing result derived from the change of the value claimed by our derivative counterparties in our derivative instrument transactions of losses of Ps. 3,766 million ($272 million) for the year ended December 31, 2008 compared to losses of Ps. 201 million ($15 million) for the year ended December 31, 2007. Such losses were partially offset by income tax benefits and lower levels of other expenses.

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
Domestic and foreign subsidiary sales increased as a result of improved sales volumes at the Glass Containers and Flat Glass business units. Export sales increased to Ps. 6,674 million ($614 million), from Ps. 6,384 million ($588 million) mainly due to higher float glass business volumes at the Flat Glass business unit and to higher volumes in the food and wine & liquor business lines at the Glass Containers business unit. Our export sales represented 23.3% of our consolidated net sales for the year ended December 31, 2007.
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
Operating Income
Our consolidated operating income increased 14.9% to Ps. 2,704 million ($249 million) for the year ended December 31, 2007 from Ps. 2,117 million ($195 million) for the year ended December 31, 2006, mainly due to increased production volumes that contributed to better fixed cost absorption, which paired with higher productivity and operating efficiencies, like (i) increases in our production speed, (ii) improvements in waste management and (iii) the use of lighter weighted products, and lower depreciation due to the increase of the estimated remaining useful lives of certain fixed assets. It is our policy to review on an annual basis the estimated useful lives of our fixed assets to ensure that they are in-line with our historical experience and their expected future use. During our review in 2007, we noted that the materials used in the maintenance of our float furnaces had improved their estimated useful lives, which resulted in lower depreciation expense of Ps. 78 million.

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
Total Comprehensive Financing Result
Our total comprehensive financing result decreased 27.1% from Ps. 2,276 million ($210 million) for the year ended December 31, 2006 to Ps. 1,660 million ($153 million) for the year ended December 31, 2007. This decrease was primarily due to a non-cash foreign-exchange loss of Ps. 94 million ($9 million) during the year ended December 31, 2007 compared to a non-cash foreign-exchange loss of Ps. 224 million ($21 million) in the year ended December 31, 2006, resulting from a lower depreciation of the Mexican peso during the year ended December 31, 2007, and more favorable values in our derivative instrument transactions of Ps. 201 million ($19 million) for the year ended December 31, 2007 compared to Ps. 337 million ($31 million) for the year ended December 31, 2006, and a decrease of 7.6% in interest expense to Ps. 1,694 million ($156 million) for the year ended December 31, 2007 from Ps. 1,834 million ($169 million) for the year ended December 31, 2006. Derivative instruments losses for the year ended December 31, 2007, were comprised mainly by losses in interest rate DFIs of approximately Ps. 243 million ($22 million), mainly due to increases in the TIIE, partially offset by gains in natural gas DFIs of approximately Ps. 8 million ($1 million), mainly due to increases in natural gas prices during some months of 2007, and by gains in foreign exchange rate DFIs of approximately Ps. 32 million ($3 million), mainly due to increases in foreign exchange rates.
Other Expenses (Income), Net
Other expenses (income), net, changed by Ps. 1,098 million ($101 million) to a loss of Ps. 869 million ($80 million) for the year ended December 31, 2007 from a gain of Ps. 229 million ($21 million) for the year ended December 31, 2006, mainly due to (i) a gain from the sale of long-lived assets of Ps. 795 million ($73 million) in 2006 compared to a loss of Ps. 47 million ($4 million) in 2007; (ii) a gain from the sale of subsidiaries of Ps. 68 million ($6 million) in 2006 compared to a loss of Ps. 11 million ($1 million) in 2007; and (iii) fees and costs of Ps. 488 incurred for the extinguishment of debt associated with our debt restructuring completed during 2007.
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

LIQUIDITY AND CAPITAL RESOURCES
We do not currently have sufficient liquidity to repay our existing obligations and conduct our operations.
Our net interest expense on debt for the year ended December 31, 2008 was Ps. 2,089 million ($151 million) and our total comprehensive financing cost was Ps. 9,077 million ($656 million), while our operating income was Ps. 1,710 million ($124 million). As of December 31, 2008, our total consolidated indebtedness was Ps. 20,243 million ($1,464 million), of which Ps. 18,488 million ($1,337 million) is short-term debt, and our consolidated off-balance sheet financings, related to our receivables securitization and sale of receivables transactions, were Ps. 1,546 million ($112 million). As of December 31, 2008 and March 31, 2009, our unrestricted cash and cash equivalent balances were Ps. 1,428 million ($103 million) and Ps. 1,165 million ($81 million), respectively.
As a result of extreme volatility in both the natural gas market and the peso/dollar exchange rate, we incurred losses related to our DFIs for the year ended December 31, 2008 of Ps. 3,766 ($272 million), and our total foreign exchange losses were Ps. 3,614 ($262 million). In the fourth quarter of 2008, we decided to unwind a majority of our open DFI positions that had been adversely affected by the significant devaluation of the peso against the U.S. dollar and the euro as well as the sharp decline in the price of natural gas. For further discussion, see “Item 3. Key Information—Recent Developments—Derivative Financial Instruments.”
Six of the seven banks that are Counterparties with whom we and some of our subsidiaries entered into DFIs have filed law suits in the State of New York demanding payment of the unwound, unpaid positions, whose fair value is approximately $325 million (non deducting approximately $85 million, which we dispute, held as cash collateral by the counterparties). In addition, the common representative of the Certificados Bursátiles Vitro 03 has initiated legal proceedings in Mexico in order to demand payment.
Due to our failure to pay our DFI obligations, as of December 31, 2008, we were in cross-default under the indentures governing our Senior Notes. In order to preserve the necessary cash to continue our operations, we did not make scheduled interest payments in February and May on our Senior Notes nor in February on our Certificados Bursátiles Vitro 03, thereby becoming in payment default. As a result of these defaults, other payment defaults of approximately $17.6 million, and other debt of the Company of approximately $81 million is also in default. For further discussion, see “Item 3. Key Information—Recent Developments—Interest and Principal Payment Default” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”
Given the amount of these obligations and the level of our cash and operating income, we do not have sufficient liquidity to continue our operations and service our debt.
Our future depends on our ability to restructure our debt and reduce our costs and acquire new financing.
We do not have the means to repay or refinance the amounts that are due and payable under our indentures and other financial instruments. In order to generate liquidity to continue as a going concern, we must restructure our obligations under our indentures and other financial instruments, which will involve a significant reduction of the claims of the holders of our Senior Notes and other financial instruments, resulting in a significant decrease of our debt and interest expenses. If we are able to enter into consensual arrangements with our financial creditors, as part of that process we would make filings under Mexican and U.S. bankruptcy laws to accomplish a prepackaged reorganization of our debt. If we are unable to enter into consensual arrangements with our financial creditors, we could be forced to seek relief through filings under Mexican and U.S. bankruptcy laws, which could force us to operate in bankruptcy (Concurso Mercantil) for an extended period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees, and may result in a liquidation of the Company.

As part of the measures we have adopted to improve our financial position and preserve liquidity, we have adopted a significant and focused cost reduction plan, which includes reducing our workforce, canceling aircraft leasing contracts, divesting non-productive assets and eliminating the outsourcing of non-strategic services. It is estimated that these initiatives, as well as those aimed at reducing operating costs, drastically reducing corporate expenses and improving efficiency, will represent annual savings between $80 and $120 million. In addition, we will continue to maintain strict control over our cash position. As of March 31, 2009, we had achieved a total annualized savings of $78 million, which, as of that date, was faster than our internal projections.
Our ability to continue operations while we restructure our business also depends on our ability to achieve financing on reasonable terms. For a discussion of our recent financing activity, see “Item 5. Operating Results and Financial Review and Prospects—Financing Transactions.”
Various continuing or potential restrictions threaten our ability to restructure our business and restore liquidity.
Under the indentures governing the Senior Notes, the noteholders have the right to accelerate the debt, the total outstanding principal amount is $1,216 million plus accrued interest, in the case of our 2012 Notes and 2017 Notes, the interest rates increased 200 basis points as we are in default. Such an acceleration would immediately force us into bankruptcy protection in order to accomplish any kind of restructuring or liquidation. Additionally, under our indentures, we are prohibited from incurring additional debt, other than the refinancing of outstanding debt and other limited exceptions, and, in addition, based upon our financial condition, we may not be able to arrange debt and other financings that could provide us with additional liquidity to operate our businesses.
As of May 31, 2009, our open DFIs with Pemex represented a mark-to-market liability value of approximately $45 million, which represents a $12 million increase from a mark-to-market liability of $33 million as of December 31, 2008. Although Pemex has historically never required collateral or requested early termination, Pemex has the right to seek such remedies pursuant to the agreements. Under the Pemex agreements mentioned above, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. For the first five months of 2009, we made monthly settlement payments of an aggregate of approximately $22 million, including the payment of approximately $7.5 million made in May 2009. If the market price of natural gas increases above the exercise price set forth in the agreement, we will be entitled to receive payments from Pemex. However, if the market price ($3.84 per MMBTU as of May 31, 2009) remains low or continues to decrease, our monthly settlement payments will continue at an unsustainable rate or increase, the negative mark-to-market value will increase, and we will be more likely subject to an unprecedented Pemex margin call, any of which would substantially adversely impact our liquidity.
As a result of our financial condition a number of our suppliers have imposed more restrictive payment terms and security arrangements, which further restrict our liquidity.
Under our arrangements to purchase the minority interest in Vitro Cristalglass, we are obligated to make payments of approximately 13 million euros ($19 million) from July 2009 to December 2010.
In February 2009, one of our receivables securitization programs providing $19 million of financing for our U.S. operations was terminated. As of March 31, 2009 we had $72 million of securitization financings, and the cancellation of any of these securitization facilities by the lenders would have a significant effect on our liquidity.
As described below under “—Financing Transactions,” in November 2008, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million) to a trust and received proceeds of $85 million from Bancomext, which provided us with necessary liquidity to continue our operations. In accordance with the trust documents, in the event that the value of the assets transferred to the trust were to decline beneath designated levels, we would be obligated to contribute additional assets to the trust. Under the trust agreement, while the assets are not sold, we are obligated to pay an annual charge of an equivalent of Libor (3 months) +5% annually on the outstanding amount received from Bancomext until the bank has been repaid from the proceeds from the sale of the contributed assets.

Financing Transactions
Bancomext Transaction—In November 2008, in order to improve our liquidity to finance our operations, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million) to a trust and received an initial payment of $85 million from Bancomext. This structure allowed us to make the assets immediately liquid, to improve our cash position while allowing additional time to maximize the amount we can receive for the assets to be sold.
Principal Sources and Uses of Cash
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
The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2008. Financial data expressed in pesos and set forth in the following table for 2008 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 and earlier are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

	For the Year Ended December 31,
	2006		2007		2008
	(in millions of pesos)
Sources:
Net resources generated by operating activities (2006 and 2007) and cash flows generated from operating activities (2008)	Ps.	1,081	Ps.	1,803	Ps.	2,565
Issuance of capital stock		578
Debt issuance		6,374		16,939		3,131
Sale of assets		2,907		109		20

Uses:
Capital expenditures		1,252		2,695		1,798
Debt repayments		9,508		14,868		1,020
Dividends declared and paid		161		215		274
Changes in Working Capital
Our working capital decreased Ps. 999 million ($72 million) during the year ended December 31, 2008. This increase was principally due to an increase in other current liabilities and a decrease in other current assets. Our working capital is not sufficient for our present operational requirements. For a further discussion of our liquidity, see “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—We have insufficient liquidity to repay our existing obligations and meet our capital requirements.”

Capital Expenditures
We operate in capital-intensive industries and require ongoing investments to update our assets and technology. In prior years, funds for those investments and for working capital needs, partnership transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, short- and long-term debt and, to a lesser extent, divestitures.
Our capital expenditures program is currently focused on maintenance of our manufacturing facilities. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations, as such may be in effect from time to time.
During the year ended December 31, 2008, we made aggregate capital expenditures of Ps. 1,798 million ($130 million) compared to aggregate capital expenditures of Ps. 2,695 million ($248 million) in the same period in 2007, primarily consisting of capital expenditures for capacity expansion, relocation of a glass container facility and the purchase of a new furnace for the Company’s automotive glass operation.
During 2009, we expect to make capital expenditures of approximately Ps. 871 million ($63 million) as follows:
•
Our Glass Containers Business Unit expects to make capital expenditures of Ps. 571 million ($41 million), that will be used to provide maintenance to certain furnaces in Vidriera Guadalajara and Vidriera los Reyes and IS machines in Vidriera Queretaro; also, for a palletizing center and infrastructure for Vidriera Monterrey. The remaining will be applied to new products’ molds.

•	Our Flat Glass Business Unit expects to make capital expenditures of Ps.300 million ($22 million), which will be used mainly for maintenance of our facilities.
The capital expenditures are expected to be financed with cash flows generated by our operations, with current cash on hand and with the proceeds of sales of non-productive and non-strategic assets. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we might defer a portion of such expenditures to future periods.
For the year ended December 31, 2008, our Glass Containers business unit accounted for 86% of our capital expenditures, which were primarily used for production capacity expansion in Vidriera Monterrey, the relocation of the Vidriera Mexico operations to the Vidriera Toluca facility and for maintenance to certain of our furnaces and IS machines in Vidriera los Reyes and Vidriera Toluca. The remaining 14% of our capital expenditures for the year ended December 31, 2008 were incurred by our Flat Glass business unit, by its Mexican subsidiaries, highlighted by the purchase of a new furnace for the Company’s automotive glass operations and the rest used by its foreign subsidiaries.
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

Genesis Project
Through the end of 2008, we have invested approximately Ps. 743 million ($54 million) related to the implementation of the Genesis Project. For the six months ended June 30, 2009, we invested an additional amount of approximately Ps. 29 million ($2 million) for the continued implementation of the Genesis Project. We do not expect to invest significant amounts in this project for the rest of the year as we have almost finalized the implementation. The Company is in the process of implementing a significant and focused cost reduction plan with a target ranging between $80 and $120 million US dollars on an annual basis. The Genesis Project and the improved processes and systems we are developing as part of this program, is an integral part of our ability to achieve these cost savings.
Liquidity in 2009
During the first five months of 2009, in order to improve our liquidity, we implemented the following actions:
•
Vena securitization—On March 31, 2009, we completed a one-year refinancing of the the Vena receivables securitization through an amendment, which allowed our subsidiaries Covisa and Álcali to obtain the necessary liquidity to maintain operations. The senior tranche is a Ps.550 million variable rate investment grade bond that was privately funded. As part of this transaction, we made a partial payment of the subordinated notes for an amount of $9 million out of the original $19 million outstanding. For further discussion see “Item 5. Operating Results—Off-Balance Sheet Arrangements.”

•	Sale of Vitro Club Querétaro’s real estate—In April 2009, we sold Vitro Club Querétaro’s real estate for approximately Ps. 74 million ($5 million).
•
Sale of inventory in the U.S.—In May 2009, we decided to sell the inventory for approximately Ps. 83 million ($6 million), which was dedicated to serve the U.S. AGR market, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in such business.

•
Sale of float glass inventory in Mexico—In February 2009, we entered into a financing transaction involving the sale of some of our flat glass inventory for approximately Ps. 249 million ($18 million).

•
Sale of real state—In December 2006, Vitro sold real estate located in Mexico City for $100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. Vitro also guaranteed up to $80 million in favor of the purchaser payable in the event that the property is not delivered to the purchaser prior to December 2009. The Company has fulfilled all the requirements demanded under the contract to receive payment for the remaining 20% and in April 2009 we received a partial payment of Ps. 70 million ($5 million) from the purchaser refusing to pay the outstanding balance. Further, in May 2009 we cancelled the guaranty. We are initiating legal proceedings to recover the remaining balance.

•	Vitro America’s Line of Credit Amendment—On February 19, 2009, Vitro America and other U.S. subsidiaries executed an amendment to increase their line of credit by $10 million.
Indebtedness
The following table sets forth the aggregate amounts of our outstanding short-term and long-term debt as of December 31, 2008.
As of December 31, 2008 we were in default related to our long- term debt obligation; therefore substantially all of our long-term debt is now presented as short-term debt. We are currently in payment default under our Senior Notes and our Certificados Bursátiles entered into in 2003 and other credit agreements.

Such debt is now due and payable and our creditors have the right to accelerate such debt. See “Item 3. Key Developments—Recent Developments.”

	As of December 31, 2008
	(Ps. millions)		($ millions)(1)
Short-term debt(2)(3)	Ps.	18,488	$1,337
Long-term debt(4)(5)		1,755	127

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 13.8325 pesos per U.S. dollar, the Free Exchange Rate on December 31, 2008.

(2)	Includes the current portion of our long-term debt, which was Ps. 16,887 million ($1,221 million) as of December 31, 2008.

(3)	95% and 2% of the aggregate amount of our short-term debt as of December 31, 2008 was denominated in U.S. dollars and euros, respectively.

(4)
Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of December 31, 2008 would be Ps. 18,643 million ($1,348 million).

(5)	73% and 23% of the aggregate amount of our long-term debt as of December 31, 2008 was denominated in U.S. dollars and pesos, respectively.
Short-Term Debt—Our short-term debt consists primarily of i) long-term debt obligations which were reclassified due to defaults and are now presented as short-term obligations, and ii) unsecured and secured borrowing arrangements with Mexican and foreign banks denominated in pesos, U.S. dollars and euros. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 365 days and have interest rates ranging from 1.5% to 4.5% above LIBOR, for the U.S. dollar-denominated loans, from 0.5% to 2% above Euribor for our euro-denominated loans, fixed and floating market rates for the peso-denominated loans.
Long-term debt reclassified to short-term due to defaults:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	December 31, 2008	Interest Rate and Payment Dates	Maturity
Interest Rate: 8.625% per annum.
2012 Senior Notes Issuer: Vitro	$300 million		February 1, 2012
Interest Payment Dates: Semiannually on August 1 and February 1 of each year.
Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico

Interest Rate: 9.125% per annum.
2017 Senior Notes Issuer: Vitro	$700 million		February 1, 2017
Interest Payment Dates: Semiannually on August 1 and February 1 of each year.
Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico

2013 Senior Notes
Issuer: Vitro		Interest Rate: 11.75% per annum.
Guarantors: Wholly owned		Interest Payment Dates: Semiannually
subsidiaries of Vitro, VENA and Viméxico	$216 million	on May 1 and November 1 of each year.	November 1, 2013
Interest Rate: Cetes + 3.25%
Certificados Bursatiles Vitro 03
	Ps. 150 million	Interest Payment Dates: Every 28th day from
Issuer: Vitro	($10.9 million)	October 21, 2004.	February 5, 2009

Long-Term Debt— The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2008. For further description of our long-term indebtedness, refer to Note 10 to our annual consolidated financial statements included elsewhere in this annual report:
Long-term debt:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	December 31, 2008	Interest Rate and Payment Dates	Maturity

Interest Rate: TIIE (28 days) + 2.50%
Certificados Bursatiles Vitro 08
Issuer: Vitro	Ps. 400 million ($28.9 million)	Interest Payment Dates: Every 28th day from July 2, 2008.	April 7, 2011

		Interest Rate: Libor (3 months) + 5.00%	April 3, 2011
Bancomext	$85 million
Issuer: Administración de Inmuebles Vitro		Interest Payment Dates: Every 90th day from November 3, 2008.

Capital leases	$13 million	Interest rate on case by case basis
Below is a summary of the terms of the foregoing facilities or securities.
2012 Notes and 2017 Notes. On February 1, 2007 we completed the offering of $1.0 billion of Senior Notes, comprised of $300 million of 2012 Senior Notes and $700 million of 2017 Senior Notes. The 2012 Notes and the 2017 Notes are general unsecured obligations of Vitro. The indenture governing the 2012 Notes and the 2017 Notes contains certain customary restrictive covenants, including, but not limited to, restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. The 2012 Notes and the 2017 Notes are guaranteed by VENA and substantially all of its wholly-owned subsidiaries and Viméxico and substantially all of its wholly-owned subsidiaries.
We are in payment default with these notes and therefore the creditors may accelerate such debt.
2013 Notes. On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of 2013 Senior Notes. The 2013 Notes are general unsecured obligations of Vitro. The indenture governing the 2013 Notes contains certain customary restrictive covenants, including restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. Upon issuance of the 2012 Notes and 2017 Notes mentioned above, the holders of the 2013 Notes have been extended the benefit of to a guarantee by the subsidiary guarantors substantially similar to the guarantee provided with respect to the 2012 Notes and the 2017 Notes. Part of the 2013 Notes were prepaid on June 25, 2008 and, as of December 31, 2008, the total amount outstanding was $216 million.
We are in payment default with these notes and therefore the creditors may accelerate such debt.
Certificados Bursátiles Vitro 03. On October 10, 2002, we opened a medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 2.5 billion. On February 13, 2003 we issued a Certificados Bursátiles note which bears an annual floating interest rate of 3.25% over the 182-day CETES. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of December 31, 2008, the total amount outstanding for this program was Ps. 150 million ($10.9 million). Please refer to Note 2 in the table above.
We are in payment default under this debt and litigation to collect the amount owed was served. Please see “Item 8. Legal Proceedings.”
Certificados Bursátiles Vitro 08. On July 2, 2008, we opened a medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 1.0 billion. On this same date, we issued a Certificados Bursátiles note which bears an annual floating interest rate of 2.50% over the 28-day TIIE. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of December 31, 2008, the total amount outstanding for this program was Ps. 400 million ($28.9 million).

Bancomext. On November 3, 2008, we contributed non-productive real estate assets to a trust and obtained a credit line of $100 million. As of December 31, 2008, the total amount outstanding for this credit line was $85 million. For further discussion see “—Liquidity and Capital Resources—Financing Transactions.”
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
Share Repurchases and Sales
As of April 29, 2009, the date of our most recent general ordinary shareholders’ meeting, 445,500 of our shares are held as treasury stock. On April 7, 2009, 28,019,069 shares that were held as treasury stock were transferred to the Stock Option Trust.
On September 30, 2008, approximately 5.7 million shares that were held by the Stock Option Trust were acquired by the Pension Plan Trust.
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
OFF-BALANCE SHEET ARRANGEMENTS
Sales of receivables
Vitro Cristalglass, a subsidiary of the Company, has entered into revolving factoring program agreements to sell trade accounts receivable with several financial institutions. In accordance with the terms of some of these agreements, the Company has the obligation to reimburse for uncollected receivables in the case of non-payment of customers. As of December 31, 2007 and 2008 the maximum capacity available under these programs was $45 million and $43 million, respectively. At such dates Vitro Cristalglass had sold approximately $16 million of trade receivables, in both years.
Securitization of Trade Receivables
On March 31, 2009, we completed a one-year refinancing of the Vena receivables securitization through an amendment of an existing trust (“Trust”). The purpose of the amendment to the Trust was mainly to refinance the referred securitization including, among other things, issuing new preferred securities, substituting the existing subordinated notes and extending the revolving period and the amortization period for purposes of allowing Covisa and Álcali to obtain the necessary financing to continue with their operations in the normal course of business.
On March 31, 2009, after prepaying the total outstanding amount of its “Certificados Bursátiles Preferentes”, the Trust issued new “Títulos Preferentes” for the amount of Ps. 550 million. Also, Covisa and Alcali, agreed to a partial prepayment of the total outstanding amount of the subordinated notes for an amount up to $9 million. This amount will be prepaid by weekly payments and will be prepaid in full by the first days of July 2009. Upon prepayment of the $9 million the subordinated notes will be replaced by new subordinated notes for the remaining outstanding balance of such notes ($10 million).
At December 31, 2007 and 2008 the gross receivables sold to the Trust totaled Ps. 1,075 million and Ps. 1,327 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was Ps. 312 million and Ps. 492 million, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 2.38%, would decrease the year-end valuation by approximately Ps. 8 million, and a 20% increase in expected credit losses and allowances, to 2.60%, would decrease the year-end valuation by approximately Ps. 16 million. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.
Proceeds received by the Company from these revolving securitizations aggregated to Ps. 9,159 million and Ps. 9,835 million for the years ended December 31, 2007 and 2008, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 8 million and Ps. 62 million as of December 31, 2007 and 2008, respectively. The servicing of the trade receivables is provided by a third party.

Securitization of Viméxico (formerly Vitro Plan) trade receivables: On August 22, 2005, Viméxico, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for $21.5 million, at an interest rate of 6.5%. Viméxico entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by such subsidiaries. At December 31, 2007 and 2008, the gross receivables sold to the trust totaled Ps. 580 million and Ps. 577 million, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was Ps. 346 million and Ps. 261 million, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.23%, would decrease the year-end valuation by approximately Ps. 13 million, and 20% increase in expected credit losses and allowances, to 3.53%, would decrease the year-end valuation by approximately Ps. 26 million. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.
Proceeds received by the Company from these revolving securitizations aggregated to Ps. 2,856 million and $152 million, and Ps. 2,592 million and $152 million for the years ended December 31, 2007 and 2008, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 16 million and $0.5 million, and Ps. 67 million and $3 million at December 31, 2007 and 2008, respectively. Viméxico continues to service the securitized receivables, receiving compensation approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2007 and 2008, the Company received servicing fees totaling Ps. 11 million and Ps. 12 million, respectively.
During 2004, Vitro America closed a contract for selling all its accounts receivable, on a revolving basis, to VVP Funding Corporation (“VVP Funding”), a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. Vitro America and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of $40 million and retained undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. In April 2007, the maximum selling amount was increased from $40 million to $50 million. This contract was terminated in January 2009. As of December 31, 2007 and 2008, the gross receivables sold totaled approximately $76 million and $74 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was $29 million and $34 million, respectively, and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum.
Proceeds received by the Company from these revolving securitizations aggregated to $498 million and $463 million for the years ended December 31, 2007 and 2008, respectively, and are included in cash flows from operating activities. Securitization fees totaled $3 million and $2 million for the years ended December 31, 2007 and 2008, respectively, and are included in general and administrative expenses. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled $12 million and $15 million at December 31, 2007 and 2008, respectively with credit losses totaling $2 million and $3 million for the years then ended, respectively. For the years ended December 31, 2007 and 2008, the Company received servicing fees totaling $0.6 million each year.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth a summary of our contractual obligations and commercial commitments, in millions of pesos as of December 31, 2008.

			Less than						More than
Contractual Obligations	Total		1 year(7)		1-3 years		3-5 years		5 years
	(Ps. millions)

Short- and long-term debt(1)(2) (3)	Ps.	30,662	Ps.	20,279	Ps.	5,046	Ps.	2,541	Ps.	2,796
Operating leases(4)		1,401		318		550		342		191
Unconditional purchase obligations(5)		0		0		0		0		0
Other long-term obligations(6)		3,001		335		697		583		1,386

Total contractual obligations	Ps.	35,064	Ps.	20,932	Ps.	6,293	Ps.	3,466	Ps.	4,373

(1)	Does not include DFIs. For a description of our outstanding DFIs, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Natural Gas Price Risk.”

(2)
Includes scheduled interest payments with fixed and variable rates. For our variable interest rate debt, we utilized the rates in effect as of December 31, 2008, as disclosed in Note 10 of our consolidated financial statements when estimating the scheduled interest payments. For the Senior Notes due 2012 and Senior Notes due 2017, we are adding 200 basis points for the subsequent 3 years, as we are in default on these notes, assuming we can resolve this matter within that period.

(3)	Includes Ps. 105 million of capital lease obligations.

(4)
The amounts set forth above under “Operating leases” include mainly payments that will be made under leases relating to two aircraft, warehouses, forklifts and computer equipment. In May 2009 we entered into restructuring process regarding our two aircraft leases, which allows us to reduce 12 months of future payments by approximately 50% and to transfer such leases to any interested third party.

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

(6)	Expected benefit payments regarding the company pension plans, seniority premium and severance indemnities.

(7)	Includes long-term debt reclassification as short-term debt.

ACCOUNTING CONSIDERATIONS
Critical Accounting Estimates
We prepare our consolidated financial statements in conformity with MFRS. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and the related disclosures. The significant accounting policies that we believe are the most sensitive to such estimates and relevant to aid you in fully understanding and evaluating our reported financial statements are the following:
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
Acquisitions
We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.
There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.
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
Financial Instruments
The Company applies the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities,” of MFRS, which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders’ equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to accounting standards effective at that moment (Bulletin C-2, “Financial Instruments” of MFRS), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. Prior to the implementation of Bulletin C-10, financial instruments for hedging purposes were valued using the same criteria of valuation of the underlying assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses or income from the assets or liabilities whose risks are being hedged.

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
The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”, as it relates to its financial instruments carried at fair value beginning in 2008. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs. See Note 25 for a further description of the impacts SFAS No. 157 had on our consolidated financial position and results of operations as well as information regarding the fair value hierarchy as it relates to our financial instruments.
Seniority Premiums and Pension Plans
Seniority premiums and pension plans for all personnel are considered as costs in the periods in which the related services are rendered. Periodic costs are calculated in accordance with Bulletin D-3, “Labor Obligations,” of MFRS and the actuarial computations are made by an independent actuary, based on estimates of future compensation increases, inflation, investment returns, mortality, turnover and expected discount rates well into the future. While we have made such estimates based on published tables and current market conditions, significant variance in actual experience compared to our estimates could have a material adverse effect on our consolidated results of operations and financial condition.
The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed discount rate and expected rate of return on plan assets on the net periodic pension cost and on the net pension liability for the year ended December 31, 2008:

	For the
	Year Ended
	December 31, 2008
	(Ps. millions)
One-percentage-point increase in assumed discount rate
+ Effect on total net periodic cost	Ps.	4
+ Effect on net pension liability		82
One-percentage-point decrease in assumed discount rate
+ Effect on total net periodic cost		80
+ Effect on net pension liability		(81)
One-percentage-point increase in expected rate of return on plan assets
+ Effect on total net periodic cost		(14)
+ Effect on net pension liability		—
One-percentage-point decrease in expected rate of return on plan assets
+ Effect on total net periodic cost		14
+ Effect on net pension liability		—

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
Certain material events or circumstances may indicate that carrying amounts of our long-lived assets may not be recoverable. Our policy is to review the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. The impairment indicators considered for these purposes are, among others, as follows: operating losses or negative cash flows in the period if they are combined with a projection of losses, reduction in the demand for the products manufactured, competition, capacity utilization reduction, obsolescence or technological changes, decrease of market value of assets and other legal and economic factors. During the recent economic crisis we are continuously analyze these indicators; if the global recession persists, we will likely incur additional impairment losses.
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
As of December 31, 2008, we have a net deferred tax asset of Ps. 3,418 million. We understand the SEC considers that a going-concern paragraph in the audit report would ordinarily necessitate a valuation allowance for all deferred tax assets not assured of realization by either offsetting existing taxable temporary differences or carryback to open tax years. We have evaluated the relevant facts and circumstances regarding the recoverability of our deferred tax assets. The going-concern paragraph has been included in the auditors’ report as we were not in compliance with covenants related to our long-term debt obligations, which due to presenting such obligations as short-term resulted in current liabilities significantly exceeding current assets. This represents a financing issue for the Company and not one of operating solvency. Additionally, we do not have a history of operating or tax losses due to our ongoing operations. Our financial projections, as well as certain tax planning strategies, which we believe are prudent and feasible and if necessary would be implemented, would allow us to generate sufficient taxable income to recover our deferred tax assets. In recent years, we have been able to fully utilize all of our net operating loss carryfowards. Therefore, as of December 31, 2008, the valuation allowance we have recorded reflects the amount of our deferred tax assets that we do not expect to be able to utilize.
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

New Accounting Pronouncements
MFRS
For a discussion of the new accounting pronouncements under MFRS please refer to Note 22 to our consolidated financial statements.
U.S. GAAP
For a discussion of the new accounting pronouncements under U.S. GAAP please refer to Note 25 to our consolidated financial statements.

RESEARCH AND DEVELOPMENT
Our Flat Glass business unit uses both its own technology, some of which has been patented, and also benefits significantly from the technology and technical information acquired from certain of our partners through technology licensing arrangements with them, which have since expired. In particular, the expired technology license agreement with Pilkington provided us with state-of-the-art float glass technology. We have negotiated an extended patent license for the remaining life of the patents we use from Pilkington. As we notified Pilkington in September 2005, the Automotive Technical Assistance Agreement was terminated effective as of September 2006.
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
One of our subsidiaries conducted a portion of its business through partnership or technology alliances with non-Mexican partners, which also licensed technology, trademarks and trade names to our subsidiaries for use in the manufacture and sale of various flat glass products, under the believe that these partnership, alliances and license arrangements could provide us with important competitive advantages. However, such alliance terminated in July 2007 and we cannot be certain that these ex-partners will not choose to conduct business directly in Mexico because of the termination of their relationship with us. In addition, there can be no assurance that we will be successful in renewing any partnership, technical assistance, license or other agreements or arrangements upon their expiration, in renewing these agreements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently. See “Item 4. Information on the Company—Business—Our Operating Business Units.”
At the end of 2008 we eliminated our centralized research and development area, assigning the responsibility to each of our business units, which allows us to reduce expenses related to their activities.
We did not have any material expenditures related to research activities for the last three years and do not expect to incur any material expenditures in the near future.

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
Our Board of Directors is responsible for the management of our business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting, up to a maximum of 21 members, and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our general ordinary shareholders’ meeting held on April 29, 2009, our shareholders resolved that our Board of Directors would consist of 13 directors. We have no alternate directors.
A list of our current directors, their principal occupations and directorships, the year they first became a director and the year of their birth are set forth below.

		First
		Became	Year of
Name	Principal Occupation	a Director	Birth

Adrián Sada González	Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1984	1944

Hugo A. Lara García	Chief Executive Officer of Vitro S.A.B. de C.V.	2009	1965

Tomás González Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.	1980	1943

Andrés Yarte Cantú	Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.	1991	1941

Federico Sada Melo	Exports Sales Manager of the Flat Glass Business Unit	2009	1979

Jaime Serra Puche*	Founder, SAI-Consultores, S.C.	1998	1951

Carlos Muñoz Olea*	Private Investor	2000	1955

Joaquín Vargas Guajardo*	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954

Alejandro Garza Lagüera*	President of Desarrollo Inmobiliario Omega, S.A. de C.V.	2001	1926

Jaime Rico Garza	President and Chief Executive Officer of Vitro Europa, Ltd.	2008	1957

Manuel Güemez de la Vega*	Chairman of the Board of Regio Empresas S.A. de C.V. and Grupo PREZ	2006	1942

Julio Escamez Ferreiro	Member of the Board of Directors of Consorcio Industrial de Manufacturas, S.A.	2006	1934

Ricardo Martin Bringas*	President and CEO of Organización Soriana	2007	1960

*	Independent non-management directors.

The directors listed above were elected by our shareholders at the general ordinary shareholders’ meeting held April 29, 2009. Mexican securities law requires that at least 25% of the members of the Board of Directors be independent. Vitro’s Board of Directors is comprised of approximately 46% independent directors as of April 29, 2009. The directors receive directors’ fees of two Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and two Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive three Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 20,000.
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
Hugo A. Lara García, Chief Executive Officer of Vitro S.A.B. de C.V.
In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit’s Commercial Director and Vidrio y Cristal’s Vice President; in 2006 was appointed President of the Flat Glass business unit and in November 2008 he was appointed Chief Executive Officer.
Federico Sada Melo, Export Sales Manager of Flat Glass Business Unit
Mr. Sada is member of the Boards of Directors of Chipinque Ecological Park, Pronatura, Pro-Nature Conservation Association. Mr. Sada is also Board member of Instituto de Empresa Alumni.
Tomás González Sada, Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.:
Mr. González is the Vice-President of the Mexican Institute of Competitiveness, the Treasurer of the Fundación Martínez Sada, a member of the Boards of Directors of Regio Empresas, S.A. de C.V. and the Mexican Businessmen Council, Member of the Board of Trustees of the Universidad Regiomontana and Honorary Consul-General of Japan in Monterrey, Mexico.
Andrés Yarte Cantú, Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A.:
Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V., and K-Inver, S.A. de C.V.
Jaime Serra Puche, Founder, SAI-Consultores, S.C.:
Mr. Serra is President of SAI-Consultores, S.C.; founder of Aklara (Electronic auctions), Centro de Arbitraje de Mexico (CAM), and Mexico NAFTA Fund (Private Capital Fund); Member of the Boards of Chiquita Brands International, Fondo México, Tenaris and Grupo Modelo; Mexico’s Secretary of Finance (1994), Secretary of Trade and Industry (1988-1994), and Undersecretary of Revenue in the Ministry of Finance (1986-1988); Member of Trustees of the Yale University (1994-2001); Co-chair of the President’s Council on International Activities of Yale University; and Member of the Trilateral Commission and the US-Mexico Bilateral Council.
Carlos Muñoz Olea, Private Investor:
Mr. Muñoz is President of Fomento Bursátil and Holding Fibsa. In addition, he is a member of the Board of Directors of Instituto Tecnológico y de Estudios Superiores de Monterrey, Chihuahua Campus and Banco Nacional de México (“Banamex”) (northern zone).

Joaquín Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.:
Mr. Vargas is a member of the Boards of Bolsa Mexicana de Valores; Grupo Costamex, S.A. de C.V.; Grupo Financiero Santander; Grupo Posadas and Médica Sur; and is a member of the Mexican Businessman Council.
Alejandro Garza Lagüera, Member of the Executive Committee of Desarrollo Inmobiliario Omega:
Mr. Garza is President of Desarrollo Inmobiliario Omega and a member of the Boards of Directors of Cydsa, S.A.B. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey and the Centro de Estudios de Economía y Educación. In addition, he is a member of the Latin American Board of the Wharton School of the University of Pennsylvania and the Joseph H. Lauder Institute of the University of Pennsylvania.
Jaime Rico, President and CEO of Vitro Europa, Ltd.:
Mr. Rico has been Chairman of the Board of IP Vidrio y Cristal, Ltd. and Vitro Global, Ltd. and member of the Board of Directors of Vitro Cristalglass, S.L. Mr. Rico is the President and CEO of Vitro Europa, Ltd.
Manuel Güemez de la Vega, Chairman of the Board of Regio Empresas and Grupo PREZ:
Mr. Güemez is Chairman of the Boards of Regio Empresas, S.A. de C.V. and Grupo PREZ and member of the Advisory Committee of Grupo de Seguridad Integral and alternate director of Gruma. Mr. Güemez is also President of our Corporate Practices Committee.
Julio Escamez Ferreiro, Member of the Board of Directors of Consorcio Industrial de Manufacturas, S.A.:
Mr. Escamez is a member of the board of directors of Consorcio Industrial de Manufacturas, S.A; and Alternate Examiner of the Board of Vitro S.A.B. de C.V. (1999-2005)
Ricardo Martin Bringas, CEO of Organización Soriana:
Mr. Martin has held executive positions in the management and finance departments of several companies, such as Organización Soriana, S.A.B. de C.V., La Ciudad de París and Restaurantes Martin’s. Mr. Martin is currently the Chief Executive Officer of Organización Soriana and member of the Boards of Directors of HSBC México, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A. de C.V., Asociación Nacional de Tiendas de Autoservicio y Departamentales (ANTAD), Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Hombres de Negocios, Grupo de Empresarios de Nuevo León and Teléfonos de México, S.A.B. de C.V.
Secretary and Surveillance
On April 29, 2009, our shareholders at the General Ordinary Shareholders’ Meeting reelected our General Counsel Alejandro Sánchez Mújica as the Secretary of our Board of Directors. According to the Ley del Mercado de Valores, which we refer to as the “Mexican Law of the Securities Market” our Secretary is not a member of the Board of Directors.
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

		Current
		Position	Year of
Name	Title	Held Since	Birth
Hugo A. Lara García	Chief Executive Officer	2008	1965
Alejandro Sánchez Mújica	Executive Vice President and General Counsel	2005	1954
Claudio Del Valle Cabello	Chief Financial and Administrative Officer and Chief Restructuring Officer	2003	1960
David González Morales	President of the Glass Containers business unit	2007	1955
Roberto Rubio Barnes	President of the Flat Glass business unit	2008	1955
The following are brief biographies of each of our senior managers:
Hugo Lara García, President and Chief Executive Officer
Mr. Lara received a Bachelor in Chemical Engineering at La Salle University in Mexico City. Later, Mr. Lara received a Master in Business Administration, an International Business Diploma and a Master in International Business at the ITESM, Campus Estado de México. In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit’s Commercial Director and Vidrio y Cristal’s Vice President; in 2006 was appointed President of the Flat Glass business unit and in November 2008 he was appointed Chief Executive Officer.
Alejandro Sánchez Mújica, Executive Vice President and General Counsel:
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
Claudio Del Valle Cabello, Chief Financial and Administrative Officer and Chief Restructuring Officer:
Mr. Del Valle earned a Bachelor in Public Accounting at the Universidad Regiomontana in Monterrey, Mexico. In 1978, Mr. Del Valle began working for Gómez Morfín Meljem and Asoc. (now Galaz, Yamazaki, Ruiz Urquiza S.C., Member of Deloitte Touche Tohmatsu) as a Junior Auditor and later became Senior Supervisor. In 1985, Mr. Del Valle joined us as Chief of Special Studies for our former raw materials business. In 1986, he became our Tax Consolidation Manager. In 1992, Mr. Del Valle was appointed Vice President for Administration of Vitro Corporativo, S.A. de C.V. and in 1995 was appointed Vice President of Finance and Controller of Anchor Glass Container Corp. In 1996, Mr. Del Valle was appointed our Vice President of Treasury and Administration. In 2002, Mr. Del Valle was appointed our Chief Financial Officer and, in August 2003, he was named our Chief Administrative Officer. In November 2008, the Finance and Administrative areas were merged and put under charge of Mr. Del Valle who, to focus the efforts necessary to carry out the financial restructuring process required by the Company, since April 2009, was also designated Chief Restructuring Officer, on a temporary basis.
Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo León, Mexico. Also, in 2001 Mr. Del Valle was appointed Vice President of the Tax Committee of the Mexican Stock Exchange. Mr. Del Valle was the President of the Issuers’ Committee of the Mexican Stock Exchange and as of today acts as Vice President Tax of the Issuers’ Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana and Gas Industrial de Monterrey.

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
Roberto Rubio Barnes, President of the Flat Glass business unit
Mr. Rubio earned a Bachelor in Mechanical and Electrical Engineering from the Universidad de Anáhuac in Mexico City in 1977. In 1980, Mr. Rubio received a Master of Science in Industrial Engineering at North Carolina State University and, in 1990, a Master Degree in Management at the Massachusetts Institute of Technology.
Mr. Rubio began working in 1980 for Vitro Flex and, in 1981, became manager of manufacturing engineering. He held several executive positions from 1981 until 1989, when he was appointed General Manager of Vitro Flex. In 1995, Mr. Rubio was promoted to Vice President for Administration for the glass businesses of the Glassware business unit and in 1996 he was appointed President of the Glassware business unit. At that time, he was also given the responsibility of managing technology at Vitro. In 1999, Mr. Rubio was appointed President of the Glass Containers business unit. In July 2001, he was appointed President of the Flat Glass business unit and, in October 2002, he was appointed Director of Operations for the Glass Containers and Glassware business units. In May 2003, he was appointed President of the Glassware business unit; in 2006 he was appointed President of Diverse Industries and Central Technology, and in November 2008 he was appointed President of the Flat Glass business unit.
Recent Organizational Changes
On June 26, 2009, it was announced that Mr. David González Morales has been appointed as Flat Glass President in order to replace Mr. Roberto Rubio Barnes. During the Company’s restructuring process, our Glass Containers business unit will be led by Mr. Alfonso Gómez Palacio who was the head of this business unit when he decided to retire in 2007. These changes are effective starting July 1, 2009.
Family Relationship of Directors and Senior Management
Five of our 17 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrián Sada González is a cousin of Mr. Tomás González Sada and a uncle of Mr. Federico Sada Melo. Mr. Andrés Yarte Cantú is Mr. Adrián Sada González brother-in-law, as well as a cousin by marriage of Mr. Tomás González Sada and uncle-in-law of Mr. Federico Sada Melo. Mr. Jaime Rico Garza is a nephew-in-law of Mr. Adrián Sada.
Use of Certain Assets and Services
Certain of our directors and senior managers received personal services performed by certain of our personnel, mainly security services in México, a number of whom are exclusively dedicated to performing such services. The receipt of such services was done in accordance with our Política de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by our Board of Directors with the prior favorable opinions of the Audit Committee and of the Corporate Practices Committee. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Managements—Compensation” includes the cost of granting the use of assets and providing such services.

Compensation
For the year ended December 31, 2008, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 183 million ($13.2 million). This amount includes directors’ fees, salaries, the use of certain assets and services, as described above, and variable compensation.
During 2008, we accrued amounts relating to pension and retirement benefits for our senior managers. Our independent directors were not entitled to pension or retirement benefits from us during 2008. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Compensation—Pension Benefits.”
Directors’ Compensation
Pursuant to the Mexican General Law of Corporations, our shareholders, at our annual general ordinary shareholders’ meeting held on April 29, 2009, agreed to compensate our directors with two Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders’ meeting, the shareholders resolved that the members of each of our Board of Director’s committees, other than the Audit Committee’s members, shall receive two Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee’s members’ expanded responsibilities they receive three Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 20,000. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management— Compensation” includes fees paid to our directors.
Variable Compensation
In 2005, we modified our variable compensation plan established in 2001 in order to standardize and integrate our foreign subsidiaries to this scheme. This plan aligns the objectives of our employees with our business strategy and its purpose is to: (i) recognize the extraordinary performance of our employees, (ii) align the interests and incentives of our employees with those of our shareholders, (iii) focus on key priorities and (iv) attract and retain talented employees. This plan is based on the improvement of (i) cash flow from operations, (ii) compliance with the capital expenditures budget and (iii) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 1.2 and 6.0 times their monthly base salary. For the year ended December 31, 2008, we did not pay any amount under our variable compensation plan mentioned above.
In 2006, we created a long term incentive plan for certain key executives. This plan aligns the objectives of our key executives with our business strategy and its purpose is to: (i) achieve financial value for the medium and long term, (ii) achieve a sustainable yield, (iii) focus on Vitro’s results, (iv) complement our executive’s compensation and (v) attract and retain talented employees. This plan is based on the improvement of economic value added of the Company (an internal performance measure). For the year ended December 31, 2008, we did not pay any amount under our long term variable compensation plan.
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
We have not granted any stock options for the last six years. Please refer to Note 14 of our Consolidated Financial Statements.

The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information.

	For the year ended December 31,
												Total
	1998	1999		2000		2001		1998*		2002		outstanding
Options granted	2,813,300		2,893,000		4,851,900		3,204,800		940,950		3,941,950
Options cancelled, expired or exercised at December 31, 2008	2,813,300		1,059,500		3,986,950		2,827,950		478,050		3,208,150
Options outstanding December 31, 2008			1,833,500		864,950		376,850		462,900		733,800	4,272,000

Initial Exercise Price		Ps.	14.88	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53
Adjusted Exercise Price at December 31, 2008		Ps.	33.86	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	During the year ended in 2001, we modified the price of 940,950 options granted in 1998 and their maturity date to 2011.
The options granted in 1999 expired on March 2009.
Compensation cost charged against income for the Plan was Ps. 1 million, for each of 2006, 2007 and 2008, respectively. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Compensation” includes fees paid to our directors and does not include the cost of the grant of options under the Plan.
Pension Benefits
Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan’s actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. With respect to the pension plans in the United States, as of December 31, 2008, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2008, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 684 million while the related estimated obligations were Ps. 2,514 million. Our aggregate pension expense in 2008 was approximately Ps. 494 million. Further information on our principal pension plans, including changes in related accounting and financial reporting standards and policies, the assumptions used in calculating the referenced obligations, is provided in Notes 3, 11 and Note 25 to our consolidated financial statements for the years ended December 31, 2007 and 2008.
The assets of our pension plans include 53,341,849 Vitro shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
Severance Benefits
All of our senior managers, executives who are members of the Board of Directors and siblings of Directors and senior managers working for Vitro, are entitled to a severance payment net of taxes equal to up to three times of their gross annual base salary, if they cease to be employed by us in connection with a change of control of Vitro, S.A.B. de C.V. This severance benefit is in addition to any severance payment due to such persons under Mexican law.

BOARD PRACTICES
According to our by-laws, our shareholders determine the number of directors that will constitute our Board of Directors at a general ordinary shareholders meeting. Our Board of Directors may consist of up to a maximum of 21 members and each member of our Board of Directors is elected at a general ordinary shareholders’ meeting for a renewable term of one year. If at the end of the one-year term of office any of our directors is not reelected at a general ordinary shareholders’ meeting or if a director resigns and there is no designation of a substitute director or the substitute director has not taken office, then such director will continue to serve for a maximum term of up to 30 calendar days. Thereafter, the Board of Directors may appoint provisional directors who will be ratified or substituted at the next general ordinary shareholders’ meeting. At the general ordinary shareholders meeting held on April 29, 2009, our shareholders resolved that our Board of Directors would consist of 13 directors, 6 of whom are independent directors, which means that 46% of our directors are independent, notwithstanding that the Mexican Law of the Securities Market only requires that a minimum of 25% of directors must be independent. We have no alternate directors. We have not entered into a service contract with any of our directors to provide benefits to such director upon expiration of such director’s term of office.
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

The members of our Audit Committee are Messrs. Jaime Serra Puche, Joaquín Vargas and Manuel Güemez de la Vega. Mr. Joaquín Vargas is the President of our Audit Committee. Although none of the members of our audit committee qualifies as an “audit committee financial expert”, as such term is defined under Item 401(e) of Regulation S-K, the Audit Committee and its members are in compliance with Mexico’s rules and practice for this type of committee, which includes, among other requirements knowledge of accounting standards, the ability to evaluate the application of such accounting standards, knowledge and experience in the preparation, audit, evaluation, and/or analysis of financial statements and knowledge of the internal controls involved in the preparation of financial reports. See “Item 16A. Audit Committee Financial Expert”.
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
Our Audit Committee has the authority to, among other things: (i) give opinions to the Board of Directors on the following matters, in addition to any other matters the Audit Committee is required to review pursuant to the Mexican Law of Securities Market or which the Board of Directors from time to time may request: a) unusual or sporadic transactions or transactions exceeding certain amounts specified by law, b) guidelines regarding the internal control and internal audit functions of Vitro and the companies controlled by Vitro, c) accounting policies of Vitro, to assure conformity with the accounting standardsissued or recognized by the CNBV, through its general dispositions, d) Vitro’s financial statements and e) engagement of Vitro’s external auditor and additional or supplemental related services; (ii) evaluate the performance of the external auditor and analyze opinions (including opinion regarding the sufficiency on our internal control), or reports prepared and issued by the external auditor and supervise the outcome of the disagreements, if any, between Vitro’s administration and the external auditor; (iii) discuss Vitro’s financial statements with those responsible for preparing or reviewing the financial statements and advise the Board of Directors on its approval, as well as analyze the financial information that is annually rendered to the SEC in the annual report on Form 20-F; (iv) inform the Board of Directors of the status of Vitro’s internal control and internal audit system, and that of the companies controlled by Vitro, including the identification of irregularities, if any; (v) draft the opinion that the Board of Directors renders regarding the Chief Executive Officer’s annual report and submit it to the consideration of the Board of Directors for its subsequent presentation to the shareholders meeting, based upon, among other elements, in the opinion of the external auditor; (vi) support the Board of Directors in the preparation of the reports referred to in the Article 28, section IV, paragraphs d) and e) of the Mexican Law of the Securities Market; (vii) supervise the operations referred to in articles 28, section III, and 47 of the Mexican Law of the Securities Market; (viii) request the opinion of independent experts in the cases it deems convenient, or when required pursuant to the Mexican Law of the Securities Market; (ix) request from management and employees of Vitro and of the companies controlled by Vitro, reports regarding the preparation of financial statements or any other as it deems necessary for the fulfillment of its functions; (x) investigate any potential violation that comes to its knowledge on the operations, guidelines and operational policies, internal controls, internal audit and accounting records of Vitro or the companies controlled by Vitro; (xi) receive comments from shareholders, directors, management, employees and in general by any third party regarding the subject matters referred to in (x) above, as well as take the actions that it deems necessary regarding those comments; (xii) supervise that procedures are adequate to receive, process and resolve complaints regarding accounting, internal control or audit, including proceedings for confidential and anonymous complaints of employees; (xiii) report to the Board of Directors any relevant irregularity detected in the course of the fulfillment of its functions and, in its case, of the corrective measures or, proposed measures which must be applied; (xiv) call shareholders meetings and request agenda items to be analyzed by the same, as it deems necessary; (xv) supervise that the Chief Executive Officer executes the resolutions adopted by the shareholders and the Board of Directors at their respective meetings; (xvi) supervise the mechanisms and internal controls that allow the verification of the acts and operations of Vitro and of the companies controlled by Vitro to ensure compliance with applicable law, as well as apply methodologies that allow supervision of such compliance; (xvii) follow up on relevant risks that Vitro and the companies controlled by Vitro are exposed to, based upon information provided to it by the Corporate Practices Committee, the Finance and Planning Committee and any additional committees that may be created by the Board of Directors, the Chief Executive Officer and Vitro’s external auditor, as well as to the accounting systems, internal control and internal audit, registry, archive or information of the above; and (xviii) verify that each of the members of the Audit Committee complies at all times with the requirements for director independence.
Our Finance and Planning Committee is currently formed by four members of the Board: Messrs. Adrián Sada González, Tomás González Sada, Jaime Serra Puche and Andrés A. Yarte Cantú. Mr. Adrián Sada González is the President of our Finance and Planning Committee. Not all of the members of this Committee are “independent directors”. The Finance and Planning Committee in accordance with its charter has to perform the following activities: i) Follow up on the compliance of Vitro’s budget; ii) follow up on Vitro’s Strategic Plan; (iii) analyze periodically the results of the investments made on projects previously approved by the Board of Directors, comparing their return against budgeted returns previously submitted to the Board of Directors; iv) support the Board of Directors in the supervision of compliance with investment and financing policies and in the review of financial projections; and (v) render an opinion to the Board of Directors on such matters as the Board of Directors and the Chief Executive Officer may request provided they do not relate to a matters that the Audit Committee or the Corporate Practices Committee must render an opinion, pursuant to the Mexican Law of the Securities Market or its regulations.
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
The Corporate Practices Committee is currently comprised of four independent directors, Mr. Manuel Güemez de la Vega, who was appointed as President of the Committee in a resolution adopted by our shareholders at the general ordinary shareholders meeting held on April 29, 2009, and Messrs. Ricardo Martín Bringas, Carlos Muñoz Olea and Alejandro Garza Lagüera. Pursuant to the Mexican Law of the Securities Market and our corporate by-laws, this committee must be comprised of at least three independent directors appointed by the Board of Directors, except for its president who can only be appointed and removed by a shareholders’ resolution.

EMPLOYEES
As of December 31, 2008, we employed 19,385 people, more than 75% of whom were located in Mexico.
The following table sets forth, for the periods indicated, the period end and average number of employees of each of our two operating business units and our corporate offices.

	2006		2007		2008
Business Unit	Period End	Average	Period End	Average	Period End	Average
Glass Containers	12,426	11,918	13,967	13,717	10,044	13,575
Flat Glass	8,998	9,288	9,488	8,965	8,785	9,284
Other(1)	0	69	0	0	0	0
Corporate Offices	870	819	987	815	556	624

Total	22,294	22,094	24,442	23,497	19,385	23,483

(1)	Other is comprised by our metal flatware business, which we sold in October 2006, and which was previously included in our Glassware reportable segment.
The following table sets forth, for the periods indicated, our employees by geographic location.

	2006		2007		2008
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	15,979	16,101	18,070	17,063	15,406	17,486
United States	2,729	2,716	2,632	2,676	2,436	2,530
Rest of the world	3,586	3,277	3,740	3,758	1,543	3,468

Total	22,294	22,094	24,442	23,497	19,385	23,484

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

SHARE OWNERSHIP
The following table sets forth information regarding the beneficial ownership of our shares by each of our directors and senior managers as of April 29, 2009, the date of our most recent general ordinary shareholders’ meeting. The voting power exercisable by our directors and senior managers may be greater than the percentage of our shares held by them. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

			Percentage of
			Shares	Granted	Outstanding	Exercise	Adjusted
	Number of		Outstanding	Options	Options	Price on	Exercise	Expiration
Name	Shares Owned		(3)	(4)	(4)(5)	Grant Date	Price	Date
Adrián Sada González	29,545,712	(1)(6)	7.89%	90,400	90,400	13.00	N/A	March 2011
				430,000	430,000	11.00	N/A	June 2010
				550,000	137,500	8.27	N/A	March 2011
				550,000	275,000	7.53	N/A	March 2012

Hugo A. Lara García	*		*	—	—	—	—	—
Tomás González Sada	*		*	—	—	—	—	—
Andrés Yarte Cantú	*		*	—	—	—	—	—
Federico Sada Melo	29,212,591	(2)	7.72%	—	—	—	—	—
Jaime Serra Puche	*		*	—	—	—	—	—
Carlos Muñoz Olea	*		*	—	—	—	—	—
Joaquín Vargas Guajardo	*		*	—	—	—	—	—
Alejandro Garza Lagüera	*		*	—	—	—	—	—
Jaime Rico Garza	*		*	—	—	—	—	—
Manuel Güemez de la Vega	*		*	—	—	—	—	—
Julio Escámez Ferreiro	*		*	—	—	—	—	—
Ricardo Martin Bringas	*		*	—	—	—	—	—
Alejandro Sánchez Mújica	*		*	—	—	—	—	—
Claudio Del Valle Cabello	*	(6)	*	15,100	15,100	13.00	N/A	March 2011
				60,000	15,000	11.00	N/A	June 2010
				59,000	14,750	8.27	N/A	March 2011
				60,500	30,250	7.53	N/A	March 2012

David González Morales	*		*	—	—	—	—	—
Roberto Rubio Barnes	*		*	—	—	—	—	—

*	Beneficially owns less than one percent of our shares.

(1)	Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son, Mr. Adrián Sada Cueva.

(2)	Reported as a group with his parents, Mr. Federico Sada González and Mrs. Liliana Melo de Sada, his brother, Mr. Mauricio Sada Melo, and his sister, Ms. Liliana Sada Melo.

(3)
For purposes of calculating percentage of shares outstanding, we use the number of our shares outstanding that was 386,411,643 shares, which is the number equal to our 386,357,143 issued shares minus the shares held as treasury stock. The total amount of outstanding shares includes 53.6 million of shares that are subject to dispute. See item 7 “Major Shareholders and Related Party Transactions—Major Shareholders—Shares subject to dispute.”

(4)	The options listed below are options to purchase our shares.

(5)	All the options are exercisable.

(6)
In addition to the shares set forth below, Messrs. Adrián Sada González and Claudio Del Valle Cabello may be deemed to be beneficial owners of the 39,777,907 shares held by our Stock Option Trust, as they are members of the Technical Committee of the Stock Option Trust and share the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.

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
MAJOR SHAREHOLDERS
As of April 29, 2009, the date of our most recent general ordinary shareholders’ meeting, 386,857,143 of our shares were issued of which 386,411,643 of our shares were issued and outstanding. See “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Capital Structure.” As of such date, 445,500 of our shares were held as treasury stock, 39,777,907 of our shares were held by the Stock Option Trust, and 53,341,849 of our shares were held by the Pension Plan Trust. Under Mexican corporate law, shares held as treasury stock are not considered outstanding. Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our shares are entitled to vote. However, for accounting purposes, the shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding. Under Mexican corporate law, the shares held by the Pension Plan Trust are considered issued and outstanding for all purposes. Accordingly, all information relating to Major Shareholders and the voting rights relating to our common stock, includes all shares held by the Stock Option Trust and the Pension Plan Trust.
We have one class of American Depositary Shares “ADSs”, registered under the Securities Act which will be terminated and delisted on August 24, 2009. Our ADSs are evidenced by American Depositary Receipts “ADRs”, and each of our ADSs represents three Ordinary Participation Certificates “CPOs”. Each CPO represents one of our shares. Our ADSs and CPOs have no voting rights with respect to the underlying shares, but have all the economic rights relating to those shares. The trustee that holds our shares represented by CPOs is required to vote those shares in the same manner as the majority of our shares not so held that are voted in the relevant shareholders’ meeting. This has the effect of increasing the voting power of holders of our shares (other than the trustee) in excess of the percentage of our shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our shares outstanding held by them. As of April 29, 2009, 54.0 million of our shares were represented by CPOs. For further information regarding the termination of our ADRs, see “Item 3. Key Information—Recent Developments—Termination of ADRs.”
The following table sets forth our major shareholders and their shareholdings as of April 29, 2009.

Name	Shares Outstanding(1)	% of Shares Outstanding(1)(2)
Pension Plan Trust	53,341,849	13.80
Stock Option Trust	39,777,907	10.29
Mr. Adrián Sada González(3) (4)	29,545,712	7.89
Mr. Federico Sada González(3) (5)	29,212,591	7.72
Ms. Alejandra Sada González(3)	26,058,188	6.74

(1)
All of the shares that may be issued upon exercise of our outstanding options are held by our Stock Option Trust, and all of our outstanding options are currently exercisable. Therefore, shares outstanding and the calculation of percentage of shares outstanding include all our outstanding options.

(2)
Calculation of percentage of shares outstanding based upon 386,357,143 issued shares minus 445,500 held as treasury stock. The total amount of outstanding shares includes 53.6 million of shares that are subject to dispute. See item 7 “Major Shareholders and Related Party Transactions-Major Shareholders-Shares subject to dispute.”

(3)
Mrs. María Nelly Sada de Yarte, her children and her children’s spouses collectively hold 17,182,163 of our shares, representing 4.45% of our issued and outstanding shares, which are not included in the table above. Mrs. María Nelly Sada de Yarte is a sister of Mr. Adrián Sada González, Mr. Federico Sada Gonzalez and Ms. Alejandra Sada González

(4)
Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Mr. Adrián Sada Cueva. In addition to the shares set forth below, Mr. Adrián Sada González may be deemed to be a beneficial owner of the 39,777,907 shares held by our Stock Option Trust, as a member of the Technical Committee of the Stock Option Trust who shares the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.

(5)	Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.
Shares subject to dispute
On June 23, 2008, we initiated litigation against Banamex, S.A., Institución de Banca Múltiple, a subsidiary of Grupo Financiero Banamex, S.A. and Citigroup, requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares due to a violation of its by-laws.
According to our by-laws, no foreign individual or legal entity or Mexican company without a foreign exclusion clause may own or acquire Vitro shares. Such by-laws also specify that in the event this restriction is violated, the holding or acquisition shall be null, and the Company shall not recognize the acquirer as an owner, nor can the latter exercise corporate or economic rights inherent to the shares.
A cautionary measure has been announced to date to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure.

RELATED PARTY TRANSACTIONS
Arrangements with Respect to Real Estate
On certain occasions, until October 2008, we used real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. We used to pay an annual fee for the right to use these properties for a specified number of days per year. Additionally, we also used to pay maintenance and operating costs. In 2006, 2007 and 2008, the aggregate amounts paid as annual fees were approximately Ps. 10 million, Ps. 10 million, and Ps. 8 million, respectively.
Goods Sold
We sell flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2006, 2007 and 2008, the aggregate amount of these sales was Ps. 58 million, Ps. 69 million and Ps. 71 million, respectively.
Comegua, an associated company, sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, our partners in such company. In 2006, 2007 and 2008, the aggregate amount of these sales was $ 11 million, $ 9 million and $ 20 million, respectively.
Sale of Real Estate
In 2007, a member of our Board of Directors, purchased an unused parcel of real estate from one of our subsidiaries. The price of the real estate was $5.4 million. We received several offers for the property and such member of the board made the highest offer. The transaction was approved by the our Audit Committee in accordance with our charter at the time.
Purchase of Supermarket Coupons
We purchase supermarket coupons for our employees at a supermarket chain in which one member of our Board of Directors is a shareholder. In 2008, the amount of these purchases was Ps. 80 million. We received several offers for this service and this chain made the best offer.
Compensation
For the years ended December 31, 2006, 2007 and 2008, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 199 million, Ps. 182 million and Ps. 183 million, respectively. This amount includes fees, salaries, the use of certain assets and services, and variable compensation.

Item 8. Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages [F-1 to F-149] for a copy of our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.
Export Sales
The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries. Financial data expressed in pesos and set forth in the following table for 2008 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 and earlier are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

			% of			% of	Corporate		% of			% of
	Glass		Consolidated	Flat		Consolidated	and other(1)		Consolidated			Consolidated
	Containers		Net Sales	Glass		Net Sales	eliminations		Net Sales	Consolidated		Net Sales
	(Ps. millions)			(Ps. millions)			(Ps. millions)			(Ps. millions)
2008
Domestic sales	Ps.	9,028	58%	Ps.	3,461	26%	Ps.	342	100%	Ps.	12,831	44%
Export sales		4,179	27%		2,368	18%					6,547	23%
Foreign subsidiaries		2,277	15%		7,358	56%					9,635	33%

Total net sales	Ps.	15,484	100%	Ps.	13,187	100%	Ps.	342	100%	Ps.	29,013	100%

2007
Domestic sales	Ps.	8,371	57%	Ps.	3,974	29%	Ps.	361	100%	Ps.	12,706	44%
Export sales		4,028	28%		1,946	14%					5,974	21%
Foreign subsidiaries		2,240	15%		7,671	57%					9,911	35%

Total net sales	Ps.	14,639	100%	Ps.	13,591	100%	Ps.	361	100%	Ps.	28,591	100%

2006
Domestic sales	Ps.	8,145	58%	Ps.	3,296	25%	Ps.	433	100%	Ps.	11,875	42%
Export sales		3,921	28%		2,463	18%					6,384	23%
Foreign subsidiaries		1,915	14%		7,702	57%					9,617	35%

Total net sales	Ps.	13,982	100%	Ps.	13,461	100%	Ps.	433	100%	Ps.	27,876	100%

(1)	Other is comprised by our metal flatware business, which we sold in October 2006, and which we previously included in our Glassware reportable segment.
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

On December 2006, Viméxico (formerly Vitro Plan) concluded at an extraordinary shareholders’ meeting to approve the merger of Vitro Plan into Viméxico, which was a creditor of Vitro Plan. As a result of the merger, all assets, rights, liabilities and obligations of Vitro Plan were absorbed by Viméxico. Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro and Pilkington owned the remaining 35%. As a result of the merger, Viméxico became a 91.8%-owned subsidiary of Vitro and Pilkington the owner of the remaining 8.2%.
Although the merger became entirely effective once all the respective authorizations were obtained and requisite actions performed, including publications and registrations, Pilkington, who voted against the approval, began a legal procedure in January 2007 contesting the merger. In February 2008 in the first instance, in June 2008 in the second instance, and finally in February 2009, the courts denied the protection Pilkington requested. The Company was notified that the opposing action brought by Pilkington was denied in a final and unappealable decision with respect to the resolutions approved by the majority at the extraordinary general stockholders’ meeting in December 2006. Thus, the foregoing resolutions were confirmed as valid and mandatory for all stockholders, including those dissenting.
However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. Because this complaint goes against the claims sustained in the first trail, we also expect to obtain a favorable resolution in this matter.
On June 23, 2008, the Company initiated litigation against Banamex, S.A., Institución de Banca Múltiple, a subsidiary of Grupo Financiero Banamex, S.A. and Citigroup, requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares due to a violation of its by-laws.
According to the Company’s by-laws, no foreign individual or legal entity or Mexican company without a foreign exclusion clause may own or acquire Vitro shares. Such by-laws also specify that in the event this restriction is violated, the holding or acquisition shall be null, and the Company shall not recognize the acquirer as an owner, nor can the latter exercise corporate or economic rights inherent to the shares.
A cautionary measure has been announced to date to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure.
During the month of February 2009, Credit Suisse International, Barclays Bank Plc, Merryll Lynch, CALYON, Citi Bank and Deutsche Bank (Plaintiffs) started litigation in the State of New York against Vitro and/or its subsidiaries claiming payment in the total amount of approximately $235 million plus interest and other expenses related to the litigation. Plaintiffs claim that Vitro and/or its subsidiaries did not comply with the terms of certain ISDA Master Agreements containing derivative transactions entered with each of the Plaintiffs. After the end of a stay period agreed between the parties approved by the Court to negotiate a potential restructuring, Vitro and/or its subsidiaries responded to the demand disputing the amount, legality and enforceability of the DFIs.
The Plaintiffs that filed suit against the Company have moved for summary judgment on their claims. The Company’s responses to the motions for summary judgment are due on July 10, 2009, and the Court has scheduled an oral hearing on the motions for August 12, 2009. Additionally, Cargill, Inc. claims we owe them $5.7 million under an Master Agreement containing certain derivative transactions, though it has not filed suit. See “Item 3. Key Information—Recent Developments—Derivative Financial Instruments.”

During the month of February 2009, the Company defaulted in the payment of interest of its 2012 Notes and 2017 Notes bringing current the total amount due under such notes in the amount of $1,000 million plus any interest. Additionally on April 2009, the Company defaulted in the payment of interest of 2013 Notes bringing current the total amount due under such notes in the amount of $216 million plus accrued interest. Negotiations are currently on their way to try to reach a settlement.
Additionally, during the first five months the Company and/or its subsidiaries defaulted in the payment of principal and interest of certain public debt in Mexico plus other bank debt either in Mexico or abroad for a total of $81 million. In the case of the holders of public debt, litigation to collect the amount owed was served on the Company. In the case of the banks, negotiations are under way to try to reach a settlement. See “Item 3. Key Information—Recent Developments—Interest and Principal Payment Default.”
In December 2006, Vitro sold real estate located in Mexico City for $100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. Vitro also guaranteed up to $80 million in favor of the purchaser payable in the event that the property is not delivered to the purchaser prior to December 2009. The Company has fulfilled all the requirements demanded under the contract to receive payment for the remaining 20% and in April, 2009 we received a partial payment of approximately $5 million from the purchaser who is refusing to pay the outstanding balance. Further, in May we cancelled the guaranty. We are initiating legal proceedings to recover the remaining balance.
Dividend Policy
Holders of the majority of our issued and outstanding Shares, acting at a general ordinary shareholders’ meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of Vitro’s Board of Directors. The Board of Directors, taking into account our financial position generally determines and proposes to the general ordinary shareholders meeting the timing for the payment of the dividends See “Item 3. Key Information—Selected Consolidated Financial Information—Dividends per Share” for the dividends we have paid since 2004.
Significant Changes
Since the issuance date of our annual financial statements, April 6, 2009, no significant change in our financial information has occurred, except for what is mentioned in this annual report.

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
Pursuant to our notification to BNY Mellon of our decision to terminate our ADRs, the holders of our ADRs have been notified that the Deposit Agreement will terminate on August 24, 2009 and we will delist our ADRs from the NYSE concurrently with such termination. For further information regarding the termination of our ADRs, see “Item 3. Key Information—Recent Developments—Termination of ADRs.”
The following table sets forth, for each year in the five year period ended December 31, 2008, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for our shares.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Year	High		Low		High	Low

2004	Ps.	14.66	Ps.	9.75	$4.02	$2.47
2005		14.58		7.33	4.08	2.07
2006		20.30		8.35	5.55	2.19
2007		30.99		19.06	8.53	5.16
2008		24.00		4.50	6.58	1.10

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.
The following table sets forth, for each quarter in the three year period ended December 31, 2008, and for the first quarter of 2009, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Year	High		Low		High	Low
2006
First Quarter	Ps.	14.55	Ps.	9.90	$4.06	$2.71
Second Quarter		11.32		8.35	3.10	2.19
Third Quarter		13.62		9.33	3.70	2.51
Fourth Quarter		20.30		12.38	5.55	3.32
2007
First Quarter	Ps.	24.68	Ps.	19.06	$6.72	$5.16
Second Quarter		29.58		24.47	8.30	6.63
Third Quarter		30.99		24.84	8.53	6.63
Fourth Quarter		28.61		19.10	7.88	5.25
2008
First Quarter	Ps.	24.00	Ps.	16.90	$6.58	$4.70
Second Quarter		20.01		17.33	5.78	5.04
Third Quarter		17.20		11.82	4.93	3.21
Fourth Quarter		12.09		4.50	3.28	1.10
2009
First Quarter	Ps.	8.30	Ps.	3.80	$1.85	$0.70

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.
The following table sets forth, for each month in the six-month period ended May 31, 2009 and for the first 26 days of June, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Month	High		Low		High	Low
December 2008	Ps.	8.89	Ps.	7.33	$1.97	$1.58

January 2009	Ps.	8.30	Ps.	4.60	$1.85	$0.89
February		5.00		4.15	1.00	0.80
March		4.45		3.80	0.95	0.70
April		6.27		4.50	1.41	0.91
May		8.12		6.15	1.92	1.37
June (through June 26, 2009)		7.28		5.47	1.68	1.25

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.

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
As of April 29, 2009, approximately 4% of our outstanding shares were publicly held through CPOs and approximately 11% of our outstanding shares were publicly held through ADSs. Holders of ADSs and CPOs have no voting rights with respect to the underlying shares, but have all economic rights relating to those shares. Pursuant to the Trust Agreements dated as of November 24, 1989 and November 28, 1990, Nacional Financiera, as CPO Trustee, is required to vote our shares held by the CPO Trust in the same manner as the majority of our shares that are not so held that are voted at the relevant meeting. Consequently, under Mexican law, holders of CPOs and ADSs are not able to exercise voting or other rights granted to minorities. However, if a Mexican national acquires CPOs, it may request from the CPO Trustee the cancellation of such CPOs and delivery of the underlying shares.
The holders of our ADRs have been notified that the Deposit Agreement will terminate on August 24, 2009 and we will delist our ADRs from the New York Stock Exchange concurrently with such termination. For further information regarding the termination of our ADRs, see “Item 3. Key Information—Recent Developments—Termination of ADRs.”
The shares representing our capital stock will continue trading on the Mexican Stock Exchange.

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
Our corporate domicile is San Pedro Garza García, State of Nuevo León, México and our principal executive offices are located at Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 México.
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
Related Party Transactions and Certain Other Transactions
Pursuant to article 28 of the Mexican Law of the Securities Market and article 29 of our by-laws, the Board of Directors must approve, with the prior opinion of the Corporate Practices Committee the transactions between Vitro or its subsidiaries and our related parties. On March 23, 2009 the Board of Directors enacted the Transactions with Related Parties Policy that establishes the following: (i) basis to execute transactions with related parties, (ii) transactions with third parties that must be approved by the Board of Directors and the Shareholders Meeting, (ii) transactions that do not need approval of the Board of the Directors and (iii) Liabilities and Penalties for its infringement.
Pursuant to our Policy and article 29 section 14 (c) of our by-laws, our Board of Directors must approve, with the prior opinion of the corresponding Corporate Practices Committee the unusual or sporadic transactions or the transactions involving (i) the acquisition or disposition of 5% or more of our consolidated assets, (ii) guarantees or loans in an amount exceeding 5% of our consolidated assets. Investments in debt securities will be excluded if they comply with the corresponding Board of Directors’ policies. Pursuant to our Policy and article 29 section 14 (b) of our by-laws, no Board of Directors’ approval is needed in the following transactions, so long the Policy is followed: (i) transactions where the amount involved is not material to the Company or our subsidiaries, (ii) transactions among the Company and its subsidiaries made in the ordinary course of business, at fair market value or appraised by external independent appraisals and (iii) transactions with employees, so long as they are made on an arms length basis or as part of their labor fringe benefits.
In addition, our by-laws require that our key executive directors (“Key Executive Directors”) obtain the authorization from our Board of Directors with the prior approval of our Audit Committee to enter into any transaction with Vitro or its subsidiaries outside the ordinary course of business.
Our Business Conduct and Professional Responsibility Code require our employees to disclose any circumstance which is or appears to be a conflict of interest between our employees and us.
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
Limitation on Acquiring Shares
In accordance with article 48 of the Mexican Law of The Securities Market, our bylaws prohibit the ownership by an individual, or group acting in concert, of more than 9.9% of our outstanding shares without the prior written approval of our Board of Directors.
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
In the event of any purchase of shares of our common stock or the entering into of such agreements or taking of such actions covering shares of our common stock without complying with the provisions of our bylaws, the shares shall not be entitled to any voting right or authority in the Shareholders Meetings of the Company, nor any authority to exercise any other corporate right. Further, in such event, the Company will not register, acknowledge or provide any value to the share deposit certificates issued by any financial institution or securities deposit certificates in the country, to evidence the right of attendance at a Shareholders’ Meeting. Such shares, rights or securities will not be registered in the Share Registry of the Company, or if such registration occurs, the Company will cancel the registration in its Share Registry.

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
Dividends
At each of our annual general ordinary shareholders’ meetings, our CEO must submit our consolidated financial statements for the previous fiscal year, together with the external auditors’ opinion, to our shareholders for their consideration and approval. If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by MFRS. Thereafter, a majority of our shareholders present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the repurchase of our shares or for the creation of other reserve funds.
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
Shareholders’ Meetings and Resolutions
General shareholders’ meetings may be ordinary meetings or extraordinary meetings. General extraordinary meetings are those called to consider (i) those matters specified in Article 182 of the Mexican General Law of Corporations, (ii) redemption of our shares with retained earnings, (iii) approval of the maximum amount of capital increase and the terms of the issuance of treasury shares pursuant to the Mexican Law of the Securities Market, (iv) cancellation of the registration of our shares with the Securities Section of the RNV, which shall be approved by at least 95% of our outstanding shares with or without vote and the previous approval of the CNBV, (v) authorization of clauses that prevent the acquisition of shares that grant the control either directly or indirectly to third parties of our shares as established in the Mexican Law of the Securities Market so long as 5% of the present shares do not vote against it and (vi) any other matter stated in the applicable law and the bylaws. General shareholders meetings called to consider all other matters, including increases and decreases of the variable portion of our capital, are ordinary meetings.
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
Changes Affecting our Shares
With respect to our shares, upon any change in par value, a stock split, any other reclassification, a merger or consolidation affecting us, or if we pay dividends by distributing shares or other goods different from our shares, the CPO Trustee shall determine, in an equitable and proportional manner, any required amendments to be made to the CPO Trust, the CPO Deeds and the CPOs, as well as to the instruments representing such CPOs. If in connection with a redemption of our shares, any of our shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the CPO Technical Committee (as defined in "—Administration of the CPO Trust”) determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of our shares held in the CPO Trust called for redemption) and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

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
Derivatives
See. “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Natural Gas Price Risk” for a description of our Pemex DFIs.
EXCHANGE CONTROLS
See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economies in Which We Participate—If foreign currency exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.”
Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities. Payments of dividends to equity-holders generally will not be subject to Mexican withholding tax. See “—Material Tax Consequences—Mexican Federal Income Taxation—Our ADSs, CPOs and Shares—Taxation of Cash Distributions.” Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

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
Our ADSs, CPOs and Shares
Taxation of Cash Distributions
Pursuant to the Mexican Income Tax Law, dividends or profits distributed by entities organized in Mexico will not be subject to income tax if such profits were previously taxed at the entity level. Otherwise such entities shall compute the income tax owed on such profits at the then effective tax rate and pay such taxes to the Ministry of Finance and Public Credit. In 2008 and thereafter, the effective tax rate will be 28%.
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
Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes. Subject to certain limitations, United States Holders generally may elect to claim a foreign tax credit against their United States federal income tax liability for foreign tax withheld (if any) from dividends received in respect of our ADSs or CPOs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or CPOs, as applicable, generally will be “passive income” and therefore any United States federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such United States Holders may have from foreign source income not qualifying as passive income, respectively. United States Holders that do not elect to claim foreign tax credits in a taxable year may instead claim a deduction for foreign tax withheld (if any).

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
In addition, Mexico has in effect similar tax treaties with Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, Denmark, Ecuador, Finland, France, Germany, Greece, Iceland, Indonesia, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Netherlands, New Zealand, Norway, Poland, Portugal, Romania, Russia, Singapore, Slovakia, Spain, Sweden, Switzerland and the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and file the following with the SEC:
1.	annual reports on Form 20-F;

2.	certain other reports or information that we make public under Mexican law, file with the CNBV and the Mexican Stock Exchange or distribute to our shareholders; and

3.	other information.
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
Ave. Roble 660,
Col. Valle del Campestre, San Pedro Garza García,
Nuevo León, 66265 México
Attention: Investor Relations Department
Telephone number: (52-81) 8863-1600
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures About Market Risk
Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of natural gas prices, interest rates and foreign currency exchange rates. To minimize our exposure to these risks, we have utilize DFIs. See “Item 3. Key Information—Recent Developments—Derivative Fiancial Instruments.”
Due to our current financial condition and the restructuring process we are facing, we are currently unable to utilize DFIs to limit our exposure to market fluctuations other than natural gas, for which we have certain DFIs with Pemex. As of yet, Pemex does not require us to have a credit line or post margin calls. See “—Natural Gas Price Risk and Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Various continuing or potential restrictions threaten our ability to restructure our business and restore liquidity.”
Under normal conditions, our policy is to use derivative financial instruments to mitigate our exposure to liquidity and market risks related to our production and financial operations, caused mainly by our natural gas needs, as well as by future commitments made in foreign currencies. The DFIs that we use to mitigate the aforementioned risks are Swaps, Options and Forwards, both simple and structured.
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
During 2007 and most of 2008, we had or entered into various DFIs to hedge our exposure to natural gas price fluctuations, interest rate and foreign currency exchange rate risks, which exposed us to associated market risks. However, in the second half of 2008 we closed all of our DFI positions, except those entered into with Pemex, and are, therefore, no longer exposed to the market risks associated with those DFI positions. For further discussion, see “Item 3. Key Information—Recent Developments— Derivative financial instruments.”

Debt Subject to Market Risk
The table below sets forth information, as of December 31, 2008, regarding our debt obligations that are sensitive to changes in interest rates or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal payments according to their respective maturity dates. In our financial statements, $1,207 million ($1,216 million-$9 million of discount) was reclassified from long-term to short-term since we are not in full compliance under our bond indentures. The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (for example, the 2012 and 2017 Senior Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument. Financial data expressed in pesos and set forth in the following table are presented in nominal pesos

															Fair
Expected Maturity Date(1)	2009		2010		2011		2012		2013		Thereafter		Total		Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(2)	Ps.	16,949	Ps.	12	Ps.	12	Ps.	12	Ps.	13	Ps.	39	Ps.	17,307	Ps.	5,560
Weighted-average coupon		9.46%
Euro-denominated(3)		222		2		—		—		—		—		224		224
Weighted-average interest rate		5.48
Peso-denominated		308		—		—		—		—		—		308		308
Weighted-average interest rate		11.24%
Floating-Rate Debt:
Dollar-denominated(2)	Ps.	634	Ps.	788	Ps.	396	Ps.	4	Ps.	1	Ps.	—	Ps.	1,823	Ps.	1,823
Weighted-average interest rate	LIBOR plus 3.88%
Euro-denominated(3)	Ps.	226	Ps.	21	Ps.	20	Ps.	16	Ps.	14	Ps.	5	Ps.	302	Ps.	302
Weighted-average interest rate	Euribor plus 0.99%
Peso-denominated	Ps.	150		—	Ps.	400		—		—		—	Ps.	550	Ps.	550
Weighted-average interest rate	CETES plus 3.25%
	TIIE plus 2.50%

(1)
The above table was not separated for interest rate and exchange rate risk because the same debt was exposed to both risks. In our financial statements, $1,207 million ($1,216 million — $9 million of discount) were reclassified from long-term to short-term since we are not in full compliance under our Senior Notes indentures.

(2)	The principal amount of our dollar-denominated debt was translated to pesos at Ps.13.8325 per U.S. dollar, the Free Exchange Rate as of December 31, 2008.

(3)	The principal amount of our euro-denominated debt was translated at Ps. 19.2534 per euro, the exchange rate as of December 31, 2008.
Natural Gas Price Risk
We define our strategy and objectives in the ordinary course of business, and to fulfill such objectives we limit our exposure to increases in natural gas prices by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in natural gas prices could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement. A material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold. However, the benefits to our cost of sales would be realized over a period of time, whereas the effect for the DFIs is recorded immediately in our financial result by means of the mark to market valuations. Additionally, we entered into DFIs suggested by our counterparties and jointly structured with them,, in order to obtain better conditions, such as a reduction in or complete elimination of fees and hedge our exposures. As a result, if natural gas prices significantly decrease, we could be exposed to higher losses than the benefits we would obtain from decreases in our cost of sales.

In the ordinary course of our business, historically we have entered into swaps and other derivative instruments to hedge our exposure to increases in natural gas price. As of May 31, 2009, however, the only hedging arrangements to which we remain subject consist of exposure to $45 million of natural gas hedges with Pemex. Because of our current financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in natural gas prices, interest rates or foreign exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in the price of natural gas may cause us to realize significant losses in our results of operations.
In order to analyze and evaluate future impacts of our DFIs, we completed a sensitivity analysis which was based on the annual historical volatility of the identified risks using the Black-Scholes model.
In this sensitivity analysis, for purposes of our natural gas DFIs, we used 49% for the historical volatility of the Henry Hub spot price from January 1, 2008 to December 31, 2008. This historical volatility was applied as the tension (shock) factor over the forward curve of natural gas prices. The hypothetical fair value on our DFI portfolio at December 31, 2008 under an adverse scenario would have resulted in a loss of approximately $105.3 million, while under a favorable scenario would have resulted in a gain of approximately $39.8 million. For the calendar years ending December 31, 2006, 2007 and 2008, the actual losses we incurred on our derivative agreements were Ps. 337 million ($31 million), Ps. 201 million ($19 million) and Ps. 3,766 million ($272 million) respectively.
NYMEX natural gas prices have increased from an average price of $3.22 during 2003 to an average price of $8.84 during 2008, representing a cumulative increase of 274.5%. The closing price of natural gas on the NYMEX as of June 23, 2009 was $3.88 per MMBTU.
The Company’s actual natural gas consumption is approximately 20 million MMBTUs per year.
As of December 31, 2008, we had hedges to protect us against increases in the price of natural gas for approximately 70% of the historical average of natural gas consumption of 20 million MMBTU at an average price of approximately $7.90 per MMBTU for 2009, 25% at an average price of approximately $6.80 per MMBTU for 2010 and 15% at an average price of approximately $7.32 per MMBTU for 2011. As of December 31, 2008, the fair market value of these hedges was a liability of Ps. 454 million.
Derivative Financial Instruments

				Fair Value
	Notional Amount			Asset
Natural Gas Contracts	(MMBTUs)	Contract Terms	Period	(Liability)

Trigger	1,950,000	9.60 [Cap at 9.90 Trig 7.55]	Aug ’08 – Aug ’09	(91)
Swap	2,400,000	at 9.65	Jan ’09 – Dec ’09	(116)
Swap	2,700,000	at 9.38	Apr ’09 – Dec ’09	(117)
Swap	420,000	at 8.86	Jan ’09 – Mar ’09	18
Swap	1,750,000	at 9.12	Apr ’09 – Oct ’09	(74)
Swap	1,800,000	at 8.35	Jan ’09 – Dec ’09	(55)
Swap	2,040,000	at 7.70	Jan ’11 – Dec ’11	(11)
Swap	1,200,000	at 7.66	Jan ’11 – Dec ’11	(6)
Swap	1,170,000	at 6.05	Jan ’09 – Mar ’09	(4)
Swap	120,000	at 6.05	Apr ’09 – Aug ’09	(2)
Swap	1,080,000	at 6.05	Sep ’09 – Oct ’09	3
Swap	500,000	at 6.05	Nov ’09 – Dec ’09	6
Swap	1,200,00	at 7.18	Jan ’10 – Dec ’10	(1)
Swap	2,400,000	at 7.19	Jan ’10 – Dec ’10	(2)
Swap	2,400,000	at 7.16	Jan ’10 – Dec ’10	(1)
Swap	600,000	at 7.19	Jan ’10 – Dec ’10	(1)

Total Natural Gas Contracts				(454)

Interest Rate Risk and Foreign Currency Exchange Rate Risk
Interest rate risk exists primarily with respect to our floating-rate peso and dollar-denominated debt, which generally bear interest based on the TIIE or LIBOR. If the TIIE or LIBOR rates increase significantly, our ability to service our debt will be adversely affected. As of December 31, 2008, our floating-rate peso and dollar-denominated debt amounted to Ps. 550 million ($40 million) and Ps. 2,079 million ($150 million) respectively.
Because our net sales and a significant portion of our operations are denominated in the Mexican peso and the U.S. dollar, our business is subject to adverse effects of foreign exchange rate fluctuations. The fluctuation of the foreign exchange rate may adversely affect our floating-rate peso and dollar-denominated debt and distributions.
In the ordinary course of our business, historically we have entered into swaps and other derivative instruments to hedge our exposure to increases in interest rates or foreign exchange rates. Because of our current financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in such risks, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in interest rates or exchange rates may cause us to realize significant losses in our results of operations.

Item 12. Description of Securities Other than Equity Securities
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
As of June 30, 2009, we are in default in the following instruments:

Company	Bank	Guarantee	Type of Default	Amount
Vitro	2017 Senior Notes	Substantially all of our subsidiaries	Interest payment default	$32 million
Vitro	2012 Senior Notes	Substantially all of our subsidiaries	Interest payment default	$13 million
Vitro	2013 Senior Notes	Substantially all of our subsidiaries	Interest payment default	$13 million
Vena	Bladex	Covisa	Cross-default	$30 million
Vitro	Banorte	Covisa	Cross-default	$23 million
Vitro America. LLC; VVP Finance Corp; Super Sky, Inc.	Bank of America	VVP Holdings, LLC; VVP Autoglass, Inc. and Super Sky International Inc.	Cross-default	$28 million
Vitro	RBS	Covisa, Viméxico, Vitro Automotriz, S.A. de C.V. Vidrio y Cristal and Vena.	Principal payment default	$15 million
Vitro	Cebures 03	None	Principal payment default	$11 million
Vitemco	Citibank	Viméxico	Principal payment default	$3 million
Covenant Compliance
As of December 31, 2008 and as of the issuance date of this annual report on Form 20-F, we are in default on substantially all of our debt. Our creditors are allowed to accelerate our debt.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial and administrative officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer, chief administrative officer, and chief financial and administrative officer concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial and administrative officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial and administrative officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, and testing of the operating effectiveness of controls.
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with MFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness due to an ineffective controls over the year-end financial reporting process primarily related to the consolidation of foreign subsidiaries.
Based on our evaluation under the framework in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was not effective as of December 31, 2008.
In addition, any unremediated internal control deficiencies may reduce our ability to provide accurate financial information to our investors. We will continue to monitor and evaluate the effectiveness of our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.
We are in the process of implementing additional controls in order to remediate the material weakness identified above.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report below.
(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Vitro, S.A.B. de C.V.
Garza Garcia, N.L., Mexico
We have audited the internal control over financial reporting of Vitro, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness due to ineffective controls over the year-end financial reporting process primarily related to the consolidation of foreign subsidiaries has been identified and included in management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008. This report does not affect our report on such financial statements.
In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the consolidated statements of operations, cash flows, and changes in stockholders’ equity as of and for the year ended December 31, 2008 of the Company, and our report dated June 29, 2009 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the adoption of the following Mexican Financial Reporting Standards: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF B-15, Foreign Currency Translation; NIF D-3, Employee Benefits and NIF D-4, Income Taxes, (2) an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern (3) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America (4) the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” and (5) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ Jorge Alberto Villarreal
C.P.C. Jorge Alberto Villarreal
Monterrey, N.L., Mexico
June 30, 2009
(d) Changes in Internal Control Over Financial Reporting
During 2008, there were no changes in our internal control over financial reporting that either materially affected, or would be reasonably likely to have a material effect, on our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The audit committee hired Mr. Jonathan Davis Arzac to replace Mr. Alfonso González Migoya, who left its position of Financial Expert of our Audit Comitte to become the Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. The audit committee believes that Mr.Davis meet the required attributes for the position.
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
Item 16B. Code of Ethics
We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. The code of ethics became effective on February 1, 2004 and is available on our website at www.vitro.com. If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver on our website at the same address. As part of our Code of Ethics, on March 2005, we launched our anonymous internet submission system where all of our employees, clients, suppliers or any interested person can denounce violations to the Code of Ethics, the website of this system is www.silentwhistle.com/. On the same date, a toll free number was enabled to also receive such complaints; for Mexico, this toll free number is 001-877-LEALTAD (532-5823); for the U.S., this toll free number is 1-877-780-9370.

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

	For the year ended December 31,
	2007			2008
	(Ps. Millions)
Audit Fees	Ps.	42.1	81%	Ps.	49.5	90.6%
Audit-Related Fees		7.9	15%		2.6	4.7%
Tax Fees		2.1	4%		2.2	4%
Other Fees		0.2	0%		0.4	0.7%

Total	Ps.	52.3	100%	Ps.	54.6	100%

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Deloitte in connection with their audit of our annual consolidated financial statements, including the audit of our internal control over financial reporting, and the audit of the financial statements of each one of our subsidiaries.
Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Deloitte in connection with attestation services related to the issuance of comfort letters related with our financing activities during 2006, 2007 and 2008 and services related to the review of our disclosure controls and procedures.
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
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee is responsible for hiring, compensating and supervising the work of Deloitte, our external auditor. Generally, all services that Deloitte performs for us have to be authorized by our Audit Committee before the performance of those services begins. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 5% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.
Item 16D. Exemption from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
As of April 29, 2009, the date of our most recent general ordinary shareholders’ meeting, 445,500 of our shares are held as treasury stock. In addition to 39,777,907 of our shares are held in the Stock Option Trust, which are treated as treasury shares for accounting purposes and under Mexican corporate law are considered issued and outstanding.

Item 16F. Not Applicable
Item 16G. Corporate Governance Differences From NYSE Practices
DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES
Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Director Independence. Pursuant to the Mexican Law of the Securities Market, our shareholders are required to appoint a Board of Directors in which at least 25% of its members must be independent as defined under the Mexican Law of the Securities Market. However, Vitro has a Board of Directors composed of thirteen members, out of whom six are independent, this is, 46% are considered independent directors. The Ordinary Shareholders Meeting is required to make a determination as to the independence of our directors and the CNBV has a term of 30 days to challenge such determination. The definition of independence under Mexican law differs from the NYSE standards. Under Article 26 of the Mexican Law of the Securities Market, a director is not independent if such director is:

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

(vii) a “family member” related to any of the persons mentioned above in (i) through (iv).

NYSE Standards	Our Corporate Governance Practices

“Family member” includes a person’s relative of up to four degrees of consanguinity, affinity or civil, or a person’s spouse or partner, in the case of (i) and (iv) above.

Additionally, our Board of Directors approved to make stricter the classification criteria resolving that a director is not independent if such director is:

(i) An employee of any foundation, university or non profit entity that receives material donations from the Company.

(ii) Chief Executive Officer or Key Executive Director of any entity in which board of directors participate the CEO or any Key Ejecutive Director of the Company.

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

NYSE Standards	Our Corporate Governance Practices

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

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 , 312.03 & 312.04	Equity Compensation Plans. Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, the Mexican Law of the Securities Market requires shareholder approval under certain circumstances.

Shareholder Approval for Issuance of Securities. Shareholder approval is required, subject to limited exceptions, for issuance of common stock, or of any securities convertible into or exercisable for common stock (even if not listed on the NYSE), (1) to a director, officer or substantial security holder of the company (each, a “Related Party”), (2) to a subsidiary, affiliate or other closely-related person of a Related Party, (3) to a company or entity in which a Related Party has a substantial interest, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable exceeds one percent of the number of shares of common stock or one percent of the voting power outstanding before such issuance, (4) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance, (5) that will increase the number of outstanding shares of common stock by at least 20% of the number of outstanding shares before such issuance or (6) that will result in a change of control of the issuer. §§312.03(b)-(e) & 312.04
Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.

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

NYSE Standards	Our Corporate Governance Practices

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
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Reference is made to pages F-1 through F-149 hereof.
The following financial statements are filed as part of this annual report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm for the years ended December 31, 2008, 2007 and 2006

•	Consolidated Balance Sheets as of December 31, 2008, 2007 and 2006

•	Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

•	Consolidated Statements of Cash Flows for the year ended December 31, 2008.

•	Consolidated Statements of Changes in Financial Position for the years ended December 31, 2007 and 2006.

•	Notes to the Consolidated Financial Statements

Item 19. Exhibits
The following documents are included as exhibits to this annual report:

Exhibit No.	Description	Page
1.01	Amended and restated by-laws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation	c

2.01	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the “CPO Trust Agreement”), together with an English translation	i

2.02	Public Deed dated November 29, 1990 (the “Public Deed”), together with an English translation	i

2.03	Common Shares Trust Agreement	i

2.04	CPO Trust Agreement and Public Deed	i

2.05	Form of Certificado Bursátil	g

2.06	Indenture dated as of October 22, 2003 (“2013 Indenture”) between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits); including Form of 11.75% Senior Note due 2013	f

2.07
Form of First Supplemental Indenture dated as of October 23, 2006 to the 2013 Indenture between Vitro, S.A. de C.V. and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
a

2.08
First Supplemental Indenture to the 2013 Indenture dated as of February 1, 2007 among Vitro, S.A.B. de C.V., the Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
c

2.09
Second Supplemental Indenture to the 2013 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
c

2.10
Third Supplemental Indenture to the 2013 Indenture dated as of January 16, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
b

2.11
Fourth Supplemental Indenture to the 2013 Indenture dated as of May 15, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
b

2.12
Trust Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer and trustee, Distribuidora Nacional de Vidrio, S.A. de C.V. Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., and Vitro Vidrio y Cristal, S.A. de C.V., dated August 3, 2005, in connection with the issuance of the 6.46% Preferred Notes
d

Exhibit No.	Description	Page
2.13
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
d

2.14	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2012 Indenture”)	c

2.15	Form of 8.625% Senior Note due 2012	c

2.16
First Supplemental Indenture to the 2012 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
c

2.17
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
b

2.19	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2017 Indenture”)	c

2.2	Form of 9.125% Senior Note due 2017	c

2.21
First Supplemental Indenture to the 2017 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
c

2.22
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

4.01
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
e

4.02	Guaranty dated as of March 31, 2005 among Vitro, S.A.B. de C.V. and of the holders of the Certificados Subordinados	e

Exhibit No.	Description	Page
4.03
First amendment dated March 31, 2009 to the Trust Agreement dated as of March 23, 2005 among Compañía Vidriera, S.A. de C.V, Industria del Alcali, S.A. de C.V. Bank of America, S.A., Institución de Banca Múltiple, Grupo Financiero Bank of America, División Fiduciaria and Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A.
+

4.04	Letter of extension between Pilkington plc and Vitro Vidrio y Cristal, S.A. de C.V., dated April 24, 2006	e

4.05	Stock Purchase Agreement of Vidrios Panameños S.A. between the Sellers listed therein and Empresas Comegua, S.A., dated April 4, 2006.	d

4.06
Partnership Interest Purchase agreement dated January 16, 2009 among Francisco Javier Prado Ovalle, Isaac Prado Ovalle, Recaredo Prado Ovalle, Invergar Participaciones Inmobiliarias, S.L., Isaac Prado Bodelón y Concepción Ovalle Vallinas as Seller and Vimexico, S.A. de C.V. as Purchaser
+

4.07
Partnership Interest Purchase agreement dated January 30, 2009 among Francisco Javier Prado Ovalle, Isaac Prado Ovalle, Recaredo Prado Ovalle, Invergar Participaciones Inmobiliarias, S.L., Isaac Prado Bodelón y Concepción Ovalle Vallinas as Seller and Vimexico, S.A. de C.V. as Purchaser
+

4.08
Trust Agreement dated November 3, 2008 among Vitro Envases Norteamerica, S.A. de C.V. Compañia Vidriera, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vidriera Toluca, S.A. de C.V., Vitro, S.A.B. de C.V. and Nacional Financiera, S.N.C., División Fiduciaria.
+

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
+

+	Filed herewith.

a	Filed as an exhibit to the Registration Statement of Vitro, S.A.B. de C.V. on Form F-4 (File No. 333-135546) and incorporated herein by reference thereto.

b	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference thereto.

c	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference thereto.

d	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference thereto.

e	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference thereto.

f	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference thereto.

g	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report for the year ended December 31, 2002 and incorporated herein by reference thereto.

h	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.

i	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto.

SIGNATURES
Vitro, S.A.B. de C.V. and Viméxico, S.A. de C.V., hereby certify that they meet all of the requirements for filing on Form 20-F and that they has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on their behalf.
Date: June 30, 2009

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

Vitro, S.A.B. de C.V. and Subsidiaries
Report of Independent Registered Accounting Firm and
Consolidated Financial Statements 2006, 2007 and 2008
Content

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Vitro, S.A.B. de C.V.
Garza Garcia, N.L., Mexico
We have audited the accompanying consolidated balance sheets of Vitro, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, of cash flows for the year ended December 31, 2008, and of changes in financial position for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2008, their cash flows for the year ended December 31, 2008, and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.
Effective January 1, 2008, as mentioned in Note 3a), the Company adopted the following new Mexican Financial Reporting Standards: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF B-15, Foreign Currency Translation; NIF D-3, Employee Benefits and NIF D-4, Income Taxes. Therefore, the consolidated financial statements are not comparable.
The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2008, the Company incurred a net loss of Ps. 5,682 million and was not in compliance with covenants related to its long-term debt obligations, which due to presenting such obligations as short-term resulted in current liabilities significantly exceeding current assets. These factors raise substantial doubt about its ability to continue as a going concern. As disclosed in Note 10 to the accompanying financial statements, the Company has initiated negotiations with its financial creditors in order to restructure its debt. The Company continues to operate normally as it works to achieve its financial restructuring. The accompanying financial statements do not include the effects that could result if such plans are unable to be realized.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2008, and the determination of stockholders’ equity as of December 31, 2007 and 2008, to the extent summarized in Note 25.
As disclosed in Note 25 insert r) 16 to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” as it relates to its financial instruments carried at fair value effective January 1, 2008 and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 31, 2006.
Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 30, 2009 expressed an adverse opinion on the Company’s internal control over financial reporting.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
C.P.C. Jorge Alberto Villarreal
Monterrey, N.L., Mexico
June 30, 2009

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of Mexican pesos)

					Millions of
					US dollars
					(Convenience
					Translation)
	December 31,				December 31,
	2007		2008		2008

ASSETS

Cash and cash equivalents	Ps.	1,638	Ps.	1,428	US$	103
Trade receivables, net		1,629		1,492		108
Retained undivided interests in securitized receivables		968		1,213		88
Derivative financial instruments		425
Taxes receivable		559		589		42
Other receivables		1,797		1,255		91
Inventories, net		4,120		4,178		302

Current assets		11,136		10,155		734

Investments in associated companies				996		72
Land and buildings, net		8,426		8,051		582
Machinery and equipment, net		7,812		7,890		570
Construction in progress		1,603		1,332		96
Goodwill		873		771		56
Intangible employee retirement obligation asset		338
Deferred taxes		1,030		3,418		247
Other assets		969		1,335		97

Long-term assets		21,051		23,793		1,720

Total assets	Ps.	32,187	Ps.	33,948	US$	2,454

The accompanying notes are an integral part of these consolidated financial statements.

Hugo A. Lara García	Claudio L. Del Valle C.
Chief Executive Officer	Chief Financial and Administrative Officer

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of Mexican pesos)

					Millions of
					US dollars
					(Convenience
					Translation)
	December 31,				December 31,
	2007		2008		2008

LIABILITIES

Short-term borrowings	Ps.	398	Ps.	1,601	US$	116
Current maturities of long-term debt		545		16,887		1,221
Trade payables		2,462		2,356		170
Accrued expenses		1,441		1,317		95
Derivative financial instruments		767		3,777		273
Other current liabilities		1,527		2,410		174

Current liabilities		7,140		28,348		2,049

Long-term debt		13,975		1,755		127
Employee retirement obligations		1,245		461		33
Deferred taxes		236		11		1
Other long-term liabilities		205		265		19

Long-term liabilities		15,661		2,492		180

Total liabilities		22,801		30,840		2,229

Commitments and contingencies (note 12)

STOCKHOLDERS’ EQUITY

Capital stock: no par value, 386,857,143 shares issued and outstanding in 2007 and 2008		387		387		28
Restatement of capital stock		7,245		7,245		524

Restated capital stock		7,632		7,632		552

Treasury stock (45,816,783 shares in 2007 and 40,204,310 in 2008)		(622)		(547)		(39)
Additional paid-in capital		2,437		1,761		127
Shortfall in restatement of capital		(21,154)
Cumulative initial effect of deferred taxes		(1,810)
Minimum labor liability adjustment		(326)
Retained earnings reserved for reacquisition of Vitro shares		2,000
Translation effects of foreign subsidiaries				402		29
Retained earnings (accumulated deficit)		19,269		(7,544)		(546)

Total majority interest		7,426		1,704		123
Minority interest in consolidated subsidiaries		1,960		1,404		102

Total stockholders’ equity		9,386		3,108		225

Total liabilities and stockholders’ equity	Ps.	32,187	Ps.	33,948	US$	2,454

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Millions of Mexican pesos, except per share amounts)

							Millions of
							US dollars
							(Convenience
							Translation)
	Year ended December 31,						December 31,
	2006		2007		2008		2008

Net sales	Ps.	27,876	Ps.	28,591	Ps.	29,013	US$	2,097
Cost of sales		20,230		20,187		21,279		1,538

Gross profit		7,646		8,404		7,734		559
Selling, general and administrative expenses		5,529		5,700		6,024		435

Operating income		2,117		2,704		1,710		124

Total comprehensive financing result		2,276		1,660		9,077		656

Operating income (loss) after financing cost		(159)		1,044		(7,367)		(532)

Other expenses (income), net		(229)		869		495		36

Equity in earnings of associated companies and unconsolidated subsidiaries						5		0

Income (loss) from continuing operations before taxes		70		175		(7,857)		(568)

Income tax expense (benefit)		228		44		(2,175)		(157)

Net income (loss) from continuing operations		(158)		131		(5,682)		(411)
Gain on sale of discontinued operations		480
Loss from discontinued operations		(31)

Net income (loss) for the year	Ps.	291	Ps.	131	Ps.	(5,682)	US$	(411)

Net minority (loss) income	Ps.	(110)	Ps.	144	Ps.	24	US$	2

Net majority income (loss)		401		(13)		(5,706)		(413)

	Ps.	291	Ps.	131	Ps.	(5,682)	US$	(411)

Earnings per common share (based on weighted average shares outstanding of 289,636,496 for 2006, 341,042,193 for 2007 and 342,834,251 for 2008):
Income (loss) from continuing operations	Ps.	(0.54)	Ps.	0.38	Ps.	(16.57)	US$	(1.20)
Gain on sale of discontinued operations		1.66
Loss from discontinued operations		(0.11)
Minority (income) loss		0.38		(0.42)		0.07		0.00

Net majority income (loss)	Ps.	1.39	Ps.	(0.04)	Ps.	(16.64)	US$	(1.20)

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
(Millions of Mexican pesos)

	Year ended December 31,
	2006		2007

OPERATING ACTIVITIES:

Net (loss) income from continuing operations	Ps.	(158)	Ps.	131
Add (deduct) non-cash items:
Depreciation and amortization		1,795		1,414
Provision for employee retirement obligations		419		261
Early extinguishment of employee retirement obligations		8		97
Amortization of debt issuance costs		198		170
(Gain) loss from sale of subsidiaries and associated companies		(68)		11
Impairment of long-lived assets		393		122
(Gain) loss from sale of long-lived assets		(795)		47
Mark-to market of derivative financial instruments		(109)		216
Deferred taxes and workers’ profit sharing		49		(351)

		1,732		2,118
(Increase) in trade receivables		(14)		(207)
Decrease (increase) in inventories		223		(308)
Increase in trade payables		173		243
Change in other current assets and liabilities		(443)		429
Employee retirement obligations		(589)		(472)
Net loss from discontinued operations		(31)
Discontinued operations		30

Net resources generated by operating activities		1,081		1,803

FINANCING ACTIVITIES:
Proceeds from short-term bank loans		4,893		2,650
Proceeds from long-term bank loans		1,481		14,289
Amortization in real terms of bank loans		(564)		(545)
Payment of short-term bank loans		(3,472)		(4,864)
Payment of long-term bank loans		(5,472)		(9,459)
Debt issuance costs		(23)		(293)
Issuance of capital stock		578
Dividends paid to stockholders of Vitro, S.A.B. de C.V. (1)		(95)		(136)
Dividends paid to minority interest		(66)		(79)
Sale (purchase) of treasury stock		69		(1)
Other financing activities		75		487
Discontinued operations		(20)

Net resources (used in) generated by financing activities		(2,616)		2,049

INVESTING ACTIVITIES:
Investments in land, buildings, machinery and equipment		(1,252)		(2,695)
Proceeds from sale of land, buildings, machinery and equipment		1,693		72
Restricted cash		419		(331)
Investment in subsidiaries		(218)		(181)
Proceeds from sale of subsidiaries and associated companies		1,214		37
Capital distribution to minority interest		(109)
Other long-term assets		(359)		(36)
Deferred charges		(92)		(302)
Discontinued operations		21

Net resources generated by (used in) investing activities		1,317		(3,436)

Net (decrease) increase in cash and cash equivalents		(218)		416
Balance at beginning of year		1,440		1,222

Balance at end of year	Ps.	1,222	Ps.	1,638

(1)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows
(Millions of Mexican pesos)

				Millions of
		Year ended		US dollars
		December 31,		(Convenience
		2008		Translation)

OPERATING ACTIVITIES:
Loss before income taxes	Ps.	(7,857)	US$	(568)
Items related to investing activities:
Depreciation and amortization		1,469		106
Gain from sale of long-lived assets		(3)
Impairment of long-lived assets		196		14
Foreign exchange loss		79		6
Interest income		(58)		(4)
Equity in earnings of associated companies and unconsolidated subsidiaries		(5)
ITEMS RELATED TO FINANCING ACTIVITIES:
Amortization of debt issuance costs		55		4
Derivative financial instruments		3,766		272
Foreign exchange loss		3,535		256
Interest expense		2,092		151

Trade receivables		(23)		(2)
Inventories		(19)		(1)
Trade payables		(317)		(23)
Other current assets and liabilities		(222)		(16)
Employee retirement obligations		88		6
Income taxes paid		(211)		(15)

Net cash provided by operating activities		2,565		186

INVESTING ACTIVITIES:
Investments in machinery and equipment		(1,798)		(130)
Proceeds from sale of machinery and equipment		20		1
Investment in subsidiaries, net of cash acquired		(63)		(4)
Other assets		332		24
Deferred charges		(262)		(19)
Interest received		60		4

Net cash used in investing activities		(1,711)		(124)

Excess cash to apply to financing activities		854		62

			Millions of
	Year ended		US dollars
	December 31,		(Convenience
	2008		Translation)

FINANCING ACTIVITIES:
Proceeds from short-term bank loans	Ps.	1,155	US$	83
Interest paid		(2,044)		(148)
Dividends paid to stockholders of Vitro, S.A.B. de C.V. [1]		(143)		(10)
Dividends paid to minority interests		(131)		(9)
Issuance of capital stock to minority interest		22		2
Proceeds from long-term bank loans		1,976		143
Payments of long-term bank loans		(1,020)		(74)
Sale of treasury stock		75		5
Debt issuance costs		(63)		(4)
Derivative financial instruments		(1,138)		(82)
Other financing activities		(36)		(3)

Net cash used in financing activities		(1,347)		(97)

Net decrease in cash and cash equivalents		(493)		(35)
Adjustment to cash flows due to exchange rate fluctuations		74		5
Deconsolidation of subsidiary		(105)		(7)
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 388)		2,026		146

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 74)	Ps.	1,502	US$	109

[1]	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(Millions of Mexican pesos)

			Treasury
			stock and		Shortfall				Translation		Retained
	Restated		additional		in				effect of		earnings
	Capital		paid-in		restatement		Other		foreign		(accumulated		Minority		Stockholders’
	stock		capital		of capital		reserves(1)		subsidiaries		deficit)		interest		equity

Balance at January 1, 2006	Ps.	7,566	Ps.	479	Ps.	(20,858)	Ps.	(2,261)			Ps.	21,112	Ps.	3,198	Ps.	9,236

Dividends (Ps. 0.32 per share) (2)												(95)				(95)

Decrease in minority interest				69										(609)		(540)

Dilution of minority interest				687										(687)

Sale of treasury stock				69												69

Issuance of capital stock		66		512												578

Comprehensive income						(232)		(41)				401		(10)		118

Balance at December 31, 2006		7,632		1,816		(21,090)		(2,302)				21,418		1,892		9,366

Dividends (Ps. 0.37 per share) (2)												(136)				(136)

Decrease in minority interest														(57)		(57)

Purchase of treasury stock				(1)												(1)

Comprehensive income						(64)		166				(13)		125		214

Balance at December 31, 2007		7,632		1,815		(21,154)		(2,136)				21,269		1,960		9,386

Reclassification for adoption of new Mexican Financial Reporting Standards						21,154		2,136				(22,964)				326

Dividends (Ps. 0.40 per share) (2)												(143)				(143)

Decrease in minority interest				(676)										(815)		(1,491)

Purchase of treasury stock				75												75

Comprehensive loss									Ps.	402		(5,706)		259		(5,045)

Balance at December 31, 2008	Ps.	7,632	Ps.	1,214	Ps.	0	Ps.	0	Ps.	402	Ps.	(7,544)	Ps.	1,404	Ps.	3,108

(1)	Includes the initial cumulative effect of deferred tax and the additional minimum liability related to employee retirement obligations.

(2)	This dividend was recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2007 and 2008
(Millions of Mexican pesos, except per share amounts)
1.	Activities of the Company

Vitro, S.A.B. de C.V. (Vitro) is a Mexican holding company, and together with its subsidiaries serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro’s subsidiaries also produce raw materials and equipment and capital goods for industrial use which are vertically integrated into the Glass Containers business unit.

2.	Basis of presentation and principles of consolidation
a)	Basis of presentation

The accompanying consolidated financial statements of Vitro and its subsidiaries (the Company) are prepared on the basis of Mexican Financial Reporting Standards (NIFs or MFRS).

The financial statements and notes as of December 31, 2008 and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for the years ended December 31, 2006 and 2007 are presented in Mexican pesos of purchasing power of December 31, 2007; consequently, they are not comparable.

Additionally, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2008, have been translated into United States of America (US) dollars at the rate of Ps. 13.8325 per dollar, the rate of exchange determined by the Banco de México (Mexico’s Central Bank) as of December 31, 2008. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any other rate.

In the financial statements and these notes, references to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of United States of America (the United States).

b)	Consolidated subsidiaries

Those companies in which Vitro either, directly or indirectly, controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses (see note 20 f). All significant intercompany balances and transactions have been eliminated in consolidation.

The investment in associated companies is valued under the equity method (see note 20h). At December 31, 2008, the main subsidiaries the Company consolidates in each reportable segment are:

FLAT GLASS	GLASS CONTAINERS
Viméxico S.A. de C.V.	Vitro Envases Norteamérica, S.A. de
(91.8%)	C.V. (100%)	CORPORATE

Vitro Vidrio y Cristal, S.A. de C.V.	Compañía Vidriera, S.A. de C.V.	Vitro Corporativo, S.A. de C.V.

- Productos de Valor Agregado en Cristal, S.A de C.V. (55%) (1)	Vidriera Monterrey, S.A. de C.V.	Aerovitro, S.A. de C.V.

Vidriera Guadalajara, S.A. de C.V.

Vitro Automotriz, S.A. de C.V.	Vidriera Los Reyes, S.A. de C.V.

Vidrio Plano de México, S.A. de C.V.	Vidriera Querétaro, S.A. de C.V.

Vitro Flex, S.A. de C.V.	Vidriera Toluca, S.A. de C.V.

Vidrio y Cristal del Noroeste, S.A. de C.V. (2)	Vitro Packaging, Inc.

Cristales Automotrices, S.A. de C.V. (51%)	Empresas Comegua S.A. (49.7%) (4)

Vitro Flotado Cubiertas, S.A. de C.V.	Vidrio Lux, S.A.

Vitro America, Inc.	Industria del Álcali, S.A. de C.V.

Vitro Colombia, S.A.	Fabricación de Máquinas, S.A. de C.V.

Vitro Cristalglass, S.L. (3)

- Vitro Chaves Industria de Vidro, S.A. (60%)

(1)
In August 2007, Vitro Vidrio y Cristal, S.A. de C.V. (Vitro VyC), a subsidiary of Viméxico, acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (PVA) (see note 20 e).

(2)
In July 2007, Viméxico acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (Vitro AFG) from AFG Industries Inc. (AFG Industries), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. (see note 20 f).

(3)
In July 2008, Viméxico was notified by its joint venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated (see note 20g).

(4)
In November 2008, the Company announced that together with its two partners, decided to modify the corporate by-laws of Empresas Comegua, S.A. (Comegua) regarding the control of its operations. As a result, beginning on December 2008, the Company now accounts for its 49.7% participation in Comegua under the equity method (see note 20 h).

c)	Translation of financial Statements from foreign subsidiaries

To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded. The financial statements are subsequently translated to Mexican pesos considering the following methodologies:

In 2008, foreign operations whose functional currency is the same as the currency in which transactions are recorded translate their financial statements using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet day for assets and liabilities; 2) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Through 2007, the financial statements of foreign subsidiaries that operated independently of the Company recognized the effects of inflation of the country in which they operate and were then translated to Mexican pesos using the closing exchange rate in effect at the balance sheet date. In both 2008 and 2007, translation effects are recorded in stockholders’ equity.

In 2008, foreign operations with a functional currency different from the local currency translate their financial statements from the currency in which transactions are recorded to the functional currency, using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for monetary assets and liabilities; 2) historical exchange rates for non-monetary assets and liabilities and stockholders’ equity; and 3) the rate upon accrual in the statement of income for revenues, costs and expenses, except those arising from non-monetary items that are translated using the historical exchange rate for the related non-monetary item. Translation effects are recorded under comprehensive financing (cost) income. Subsequently, to translate the financial statements from the functional currency to Mexican pesos, the following exchange rates are used: 1) the closing exchange rate in effect at the balance sheet date for assets and liabilities and 2) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Translation effects are recorded in stockholders’ equity. Through 2007, the financial statements of foreign subsidiaries that operated independently of the Company recognized the effects of inflation of the country in which they operated and were then translated using the closing exchange rate in effect at the balance sheet date, and the translation effects were recorded in stockholders’ equity.

Recording and functional currencies of foreign subsidiaries are as follows:

Company	Recording Currency	Functional Currency

Companies in United States	US dollar	US dollar
Companies in Europe	Euro	Euro
Companies in Central and South America	Local	US dollar
d)
Comprehensive income (loss).- Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income.

Other comprehensive income (loss) items consist of the translation effects of foreign subsidiaries and, until 2007, the shortfall in restatement of capital and the additional minimum labor liability adjustment.

e)
Classification of costs and expenses.- Costs and expenses presented in the consolidated statements of operations were classified according to their function which allows for the analysis of the Company’s gross margin.

f)
Income from operations - The Company continues to present operating income in the statements of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and cost of sales as well as operating expenses. Such presentation is comparable with what was utilized for the years ended December 31, 2006 and 2007.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a)	Changes in accounting policies:

Beginning January 1, 2008, the Company adopted the following new NIF’s disclosed below, consequently, the 2008 consolidated financial statements are not comparable with those of 2006 and 2007:
•
NIF B-2, Statement of Cash Flows (NIF B-2) - Supersedes Bulletin B-12, Statement of Changes in Financial Position, which replaces the statement of changes in financial position. NIF B-2 permits the presentation of such statement using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this standard should be recognized prospectively; consequently, the Company presents a statement of cash flows for 2008 and statements of changes in financial position for 2006 and 2007.

•
NIF B-10, Effects of Inflation (NIF B-10) - Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold. The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of excess (shortfall) in restatement of capital stockholders’ equity of Ps. 21,154 to retained earnings. NIF B-10 establishes that this accounting change be recognized prospectively.

Since cumulative inflation over the three preceding years is 11.56%, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2007 include restatement effects recognized through December 31, 2007.

•
NIF B-15, Foreign Currency Translation (NIF B-15) - Eliminates the classification of foreign operations as integrated foreign operations and autonomous foreign entities and instead establishes the concepts of recording currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign operation: i) from the recording currency to the functional currency; and, ii) from the functional currency to the reporting currency. NIF B-15 also allows an entity to present its financial statements in a reporting currency that is different from its functional currency (See note 2 c).

•
NIF D-3, Employee Benefits (NIF D-3) - Incorporates current and deferred statutory employee profit sharing (PTU) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes.

NIF D-3 removes the recognition of the additional minimum liability, which resulted in the elimination of Ps. 796, of which Ps. 338 was related to the intangible labor obligation asset and Ps. 458 was related to the additional minimum labor obligation in stockholders’ equity. Additionally, the beginning balance of Ps. 42 of unrecognized actuarial gains and losses from termination benefits was recorded against results of operations.

NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period of the following items to the lesser of five years or the employee’s remaining labor life:

•	The beginning balance of the transition liability for termination and retirement benefits.

•	The beginning balance of prior service costs and plan modifications.

•	The beginning balance of actuarial gains and losses from retirement benefits.

•
NIF D-4, Income Taxes (NIF D-4) - Eliminated the permanent difference concept; clarified and incorporated certain definitions, and requires that the balance of the initial cumulative effect of deferred income taxes of Ps. 1,810 be reclassified to retained earnings.

b)
Recognition of the effects of inflation.- As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation. Until December 31, 2007, the Company recognized effects of inflation by adjusting its financial statements in terms of pesos with the purchasing power of the date the balance sheets was presented. Therefore, financial statements for the year ended 2006, which are presented for comparative purposes, have been adjusted in terms of the purchasing power of 2007 and the amounts differ from those originally presented.

Through December 31, 2007, Vitro’s Mexican subsidiaries used the Indice Nacional de Precios al Consumidor (Mexican National Consumer Price Index, or NCPI), published by Banco de Mexico to restate the financial statements. For Vitro’s foreign subsidiaries the Consumer Price Index - All Urban Consumers - All Items, Unadjusted (CPI) published by the US Labor Department was used to restate the financial statements, and the restated financial statements were translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s subsidiaries located in Spain for which it applied the Price Consumption Index (PCI), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro of the last period presented.

Through December 31, 2007, such recognition results mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the two following captions:

•
Shortfall in restatement of capital.- This item, which is an element of stockholders’ equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the difference between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

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

Inflation rates in Mexico for the years ended December 31, 2006, 2007 and 2008 were 4.05%, 3.76% and 6.53%, respectively.

c)
Cash and cash equivalents.- Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

d)
Investments in securities.- According to its intent, from the date of acquisition, the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. Through December 31, 2007, the monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

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

e)
Derivative financial instruments.- The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. The recognition of the changes in the fair value of derivative instruments that are designated as a hedge for accounting purposes depends on if they are fair value hedges or cash flow hedges.

When derivatives are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented describing the transaction’s objective, characteristics, accounting treatment and how the ineffectiveness of the instrument will be measured.

Changes in the fair value of derivative instruments designated as hedges for accounting purposes are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes in the derivative instrument are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. Any ineffective portion of the change in fair value is immediately recognized in current earnings, within total comprehensive financing result.

The Company uses interest rate swaps, foreign currency forward contracts and different natural gas derivative instruments to manage its exposure to these market risks. Such transactions are reviewed and approved by an internal risk management committee in accordance with the risk policy established by management.

Derivative financial instruments have not been designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.

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

f)
Inventories and cost of sales.- Beginning in 2008, inventories are stated at the average purchase price or at the average production price, without exceeding net realizable value. Cost of sales is determined by applying such average amounts when the inventories are utilized or sold at the time of the sale. Through December 31, 2007, inventories were stated at the lower of replacement cost using the latest purchase method without exceeding net realizable value. Cost of sales was previously restated using replacement cost or the latest production cost at the time of the sale.

g)
Land, buildings, machinery and equipment.- Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and beginning on January 1, 2008, are recorded at acquisition cost. Balances arising from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the NCPI through that date. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement was based on the inflation index mentioned above and the exchange rate at the end of each period.

Beginning on January 1, 2007, the carrying value of qualifying assets includes the capitalization of total comprehensive financing result (CFR).

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

h)
Impairment of long-lived assets in use.— The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

i)	Provisions.- Provisions are recognized for current obligations that result from a past event, that are probable to result in the use of economic resources, and can be reasonably estimated.

j)
Goodwill.- Goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition and at least once a year is subject to impairment tests. Through December 31, 2007 it was restated using the NCPI.

k)
Employee retirement obligations.- Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method, using nominal interest rates in 2008 and real (inflation-adjusted) interest rates in 2007 and 2006.

l)
Share-based payment plans.- The Company has equity incentive plans that permit the Company to grant stock options and nonvested shares (equity awards) to certain employees and directors of the Company. The Company recognizes the fair value of equity awards computed at the award’s grant date over the period in which the requisite service is rendered.

m)
Foreign currency balances and transactions.- Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations.

n)
Revenue recognition.- Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincides with the shipment of products to customers in satisfaction of orders.

o)
Statutory employee profit sharing (PTU).- Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Beginning in 2008 deferred PTU is derived from temporary differences that resulted from comparing the accounting and tax basis of assets and liabilities and, through 2007, resulted from comparing the accounting result and income for PTU purposes. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

p)
Income taxes.- Income taxes, which calculated as the higher of regular income tax (ISR) or the Business Flat Tax (IETU) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (IMPAC), prevailing until 2007, that were expected to be recoverable are recorded as an advance payment of ISR and presented in the balance sheet increasing the deferred ISR asset.

q)
Earnings (loss) per share.- Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) of majority stockholders by the weighted average number of shares and equivalent common shares outstanding during the year. Diluted earnings per share are determined by adjusting consolidated net income and common shares on the assumption that the entity’s commitments to issue or exchange its own shares would be realized. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations as was the case in 2006 and 2008. In 2007 diluted earnings per share was not presented as it is the same as basic earnings per share.

r)
Foreign subsidiaries as economic hedges.- The Company’s management designated some of its foreign subsidiaries as economic hedges. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign subsidiary covers the debt. Through December 31, 2007, the result from monetary position is measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this change on the results of operations for 2006, 2007 and 2008 was a (loss) gain of Ps. (13), Ps. 16 and Ps. 601, respectively.

4.	Discontinued operations

On June 16, 2006, the Company completed the sale of its 51% equity ownership interest in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries, Crisa Libbey S.A. de C.V. and Crisa Industrial, LLC, (together Vitrocrisa) to Libbey, Inc. (Libbey), the owner of the other 49% equity interest, recognizing a gain on the sale of Ps. 480. The Company received proceeds of approximately US$ 119 million from this divestiture, comprised of US$ 80 million in cash from the sale of its equity interest, approximately US$ 28 million from the payment of intercompany receivables and US$ 11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$ 62 million as of May 31, 2006, except for labor liabilities of approximately US$ 27 million. Vitrocrisa, which was previously presented as one of the Company’s reportable segments, is presented as a discontinued operation as its disposition represented the termination of a significant activity of the Company.

The following discloses Vitrocrisa’s condensed statement of operations:

	Period from
	January 1, to
Condensed statement of operations:	June 16, 2006

Net sales	Ps.	1,033
Cost of sales		861

Gross profit		172
Selling, general and administrative expenses		129

Operating income		43
Total comprehensive financing result		102
Other income, net		(5)
Income tax benefit		(23)

Net loss	Ps.	(31)

5.	Trade receivables
a)
As of December 31, 2008, the Company recognized Ps. 74 as restricted cash, which includes cash deposited in a trust for debt and interest payments. This restricted cash is presented in other receivables.

b)
Trade receivables and the balance of retained undivided interests in securitized receivables, include an allowance for doubtful accounts and other discounts of Ps. 301 and Ps. 412 at December 31, 2007 and 2008, respectively.

c)	Securitization of trade receivables:

Securitization of Vitro Envases Norteamérica, S.A. de C.V. (VENA) trade receivables.- On March 31, 2005, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V. and Comercializadora Álcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year non-recourse revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 (nominal amount) and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 (nominal amount) was obtained through the issuance of certified preferred securities (certificados bursátiles preferentes) that trade on the Mexican Stock Exchange (BMV) issued by the Trust, and US$ 19 million in subordinated notes issued in United States of America, which are guaranteed by the Company. The interest payments and eventual principal reimbursement on the certificados bursátiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. At December 31, 2007 and 2008 the gross receivables sold to the Trust totaled Ps. 1,075 and Ps. 1,327, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was Ps. 312 and Ps. 492, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 2.38%, would decrease the year-end valuation by approximately Ps. 8, and a 20% increase in expected credit losses and allowances, to 2.60%, would decrease the year-end valuation by approximately Ps. 16. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 9,159 and Ps. 9,835 for the years ended December 31, 2007 and 2008, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 8 and Ps. 62 as of December 31, 2007 and 2008, respectively. The servicing of the trade receivables is provided by a third party.

Securitization of Viméxico (formerly Vitro Plan) trade receivables.- On August 22, 2005, Viméxico, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for US$ 21.5 million, at an interest rate of 6.5%. Viméxico entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Viméxico and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. At December 31, 2007 and 2008, the gross receivables sold to the Trust totaled Ps. 580 and Ps. 577, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was Ps. 346 and Ps. 261, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.23%, would decrease the year-end valuation by approximately Ps. 13, and 20% increase in expected credit losses and allowances, to 3.53%, would decrease the year-end valuation by approximately Ps. 26. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 2,856 and US$ 152 million, and Ps. 2,592 and US$ 152 million for the years ended December 31, 2007 and 2008, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 16 and US$ 0.5 million, and Ps. 67 and US$ 3 million at December 31, 2007 and 2008, respectively. Viméxico continues to service the securitized receivables, receiving compensation approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2007 and 2008, the Company received servicing fees totaling Ps. 11 and Ps. 12, respectively.

Vitro America, Inc. (Vitro America) closed in 2004 a contract for selling all its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. Vitro America and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of US$ 40 million and retained undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. On April 2007, the new agreement was signed and amended to increase the maximum selling amount from US$ 40 million to US$ 50 million. The agreement expires in April 2009 but is subject to annual renewal approval by the financial institution. As of December 31, 2007 and 2008, the gross receivables sold totaled approximately US$ 76 million and US$ 74 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was US$ 29 million and US$ 34 million, respectively, and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.3%, would decrease the year-end valuation by approximately US$0.3 million, and 20% increase in expected credit losses and allowances, to 3.6%, would decrease the year-end valuation by approximately US$0.5 million. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to US$ 498 million and US$ 463 million for the years ended December 31, 2007 and 2008, respectively, and are included in cash flows from operating activities. Securitization fees totaled US$ 3 million and US$ 2 million for the years ended December 31, 2007 and 2008, respectively, and are included in general and administrative expenses. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled US$ 12 million and US$ 15 million at December 31, 2007 and 2008, respectively with credit losses totaling US$ 2 million and US$ 3 million for the years then ended, respectively. Vitro America continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2007 and 2008, the Company received servicing fees totaling US$ 0.6 million each year. This contract was terminated in January 2009.

6.	Inventories

Inventories are summarized as follows:

	December 31,
	2007		2008
Semi-finished and finished products	Ps.	2,643	Ps.	2,788
Raw materials		641		682
Packaging materials		49		86

		3,333		3,556
Spare parts		304		296
Refractory		55		85
Merchandise in transit		358		200
Other		70		41

	Ps.	4,120	Ps.	4,178

7.	Land, buildings, machinery and equipment
a)	Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2007		2008
Land	Ps.	3,645	Ps.	3,278
Buildings		10,585		10,801
Less: Accumulated depreciation		5,804		6,028

	Ps.	8,426	Ps.	8,051

Machinery and equipment	Ps.	25,403	Ps.	24,734
Less: Accumulated depreciation		17,591		16,844

	Ps.	7,812	Ps.	7,890

b)	In 2007 and 2008, the Company capitalized CFR of Ps. 10 and Ps. 474 respectively, directly attributable to the acquisition of qualifying assets.

c)
Sale of real estate.- In December 2006, Vitro sold real estate located in Mexico City for US$ 100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. Vitro has also guaranteed up to US$ 80 million in favor of the purchaser payable in the event that the property is not delivered to the purchaser prior to December 2009. As of the issuance date of these consolidated financial statements, the Company has fulfilled all the requirements demanded under the contract and expects to receive payment for the remaining 20% during the first semester of 2009.

d)	Sale of corporate building.- In November 2006, the Company sold one of the buildings located at its corporate headquarters in Garza Garcia, N.L., Mexico, for Ps. 128.

e)
Fixed assets contributed to a trust.- The Company, through one of its subsidiaries, contributed non-productive real estate assets with a book value of Ps. 1,875 as of December 31, 2008 to a trust created for the sole purpose to sell such assets, if necessary, in order to generate the necessary resources to pay off the principal from a US$ 100 million line of credit obtained from a financial institution. As of December 31, 2008, the proceeds drawn against the loan were US$ 85 million.

8.	Derivative financial instruments

Derivative financial instruments have not been designated as hedges because they do not meet all of the requirements according to MFRS and are therefore classified as trading for accounting purposes.

The main risks to which the Company is exposed and the reason derivative financial instruments were entered in 2008 with the sole purpose of mitigating such risks were: natural gas prices, interest rates, foreign exchange currency fluctuations between the peso/US dollar and peso/euro.

The Company maintains a short position within each of the risks mentioned above, which were mainly related to the following transactions: natural gas purchases, 2012 and 2017 Senior Notes denominated in US dollars and the agreement to purchase the remaining interest in Cristalglass, among others. As of December 31, 2008, the Company only held open derivative contracts to mitigate the risk of changes in natural gas prices.

At December 31, 2008, subject to what is expressed in the last paragraph of this note, the Company’s derivative financial instruments had the following positions:

• Derivative financial instruments held for trading purposes

				Fair Value
	Notional			Asset
Open derivative financial instruments	MMBTUs*		Period	(Liability)
Natural gas swaps and options with Pemex	23,220,000	**	2009 - 2011**	Ps.	(433)
Embedded derivatives identified in supply contracts					(21)

Total derivative financial instruments				Ps.	(454)

*	Million British Thermal Units.

**
As of December 31, 2008, the Company has hedges for approximately 70% of its estimated natural gas consumption for 2009 at an average price of approximately US$ 7.90 per MMBTU, 25% at an average price of approximately US$ 6.80 per MMBTU for 2010 and 15% at an average price of approximately US$ 7.32 per MMBTU for 2011.

The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2008. For the generation of possible stress scenarios, the Company considered 2008 closing prices. The stress analysis was performed applying valuation models fully accepted for these types of instruments, and considering changes in the underlying value that imply variances of 10% and 20% of the reference price. The additional variances affecting the valuation model such as interest rate and maturity dates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% and 20% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by US$15 million and US$30 million, respectively.

• The following table discloses the unwound derivative financial instruments, subject to what is discussed in the last paragraph of this note:

		Value of
		unwound
		positions
Summary of unwound derivative financial instruments		(Liability)
Natural gas contracts	Ps.	(2,992)
Foreign exchange options		(1,648)
Interest rate options		140

Total unwound derivative financial instruments	Ps.	(4,500)
Cash deposited as collateral		1,177

Total unwound derivative financial instruments , net	Ps.	(3,323)

In the fourth quarter of 2008 the Company’s management decided to unwind a majority of its open derivative positions that had been adversely affected due to high volatility experienced in the financial markets, which resulted in a significant devaluation between the peso/US dollar and peso/euro parity, as well as a significant reduction in energy prices.

As of December 31, 2008, subject to what is mentioned in the last paragraph of this note, certain positions have been unwound whose fair value is approximately US$ 325 million and have not been paid. The cash deposited with the third parties as collateral related to these positions is approximately US$ 85 million (not including interest) and for accounting purposes in accordance with MFRS, is presented net of the derivative financial instruments liability as a right of offset exists.

During January and February 2009, six out of seven banks that are counterparties with whom the Company and some of its subsidiaries entered into derivative financial instruments (the Counterparties) have filed law suits in the Supreme Court of the State of New York demanding the payment of the unwound positions. The Company has been notified of such demands and has reached stay agreements with the Counterparties, agreeing on a continuance of the deadline for the filing of its initial response and its defense to such demands, until April 24, 2009. The Company has reached a stay agreement for the same period with the Counterparties who have not filed any claims until this date.

The Company is still evaluating, assisted by its external advisors, the response to the claims made by the Counterparties, the validity, amount and legality of the derivative financial instruments described above, notwithstanding that such instruments are subject to the applicable laws and exemptions, in Mexico and abroad, therefore, the amount stated herein are claims made by the Counterparties that in no manner or under no concept should be considered as an express or implied acknowledgement of the same by the Company, and neither should be considered as a renunciation of the Company to any right, which has on purposely reserved and continues to do so, included the right to adjust or eliminate, depending on the circumstances, in such case, these amounts.

9.	Short-term borrowings

At December 31, 2008, the short-term borrowings denominated in pesos totaled Ps. 308, and at December 31 2007 and 2008 the foreign currency denominated in US dollars totaled Ps. 188 and Ps. 875, respectively, and denominated in euros totaled Ps. 210 and Ps. 418, respectively. During 2008, the Company’s weighted average interest rate for short-term borrowings denominated in pesos, US dollars and euros was 11.96%, 9.12% and 5.31%, respectively.

10.	Long-term debt
a)	Long-term debt consists of the following:

	December 31,		December 31,
	2007		2008
I. Foreign Subsidiaries (payable in US dollars):
Secured debt, floating interest rate based on LIBOR plus a spread of 3.15%, principal payable in several installments through 2009.	Ps.	52

Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 1.75%, principal payable in several installments through 2017.		544

Unsecured debt, floating interest rate based on Fixed Term Deposits (DTF) plus a spread of 6%, principal payable in several installments through 2013.		8	Ps.	13

Capital lease with fixed interest rate ranging between 6% and 7.67%, maturing in several installments through 2012.				12

II. Foreign Subsidiaries (payable in euros):
Secured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.80% to 1.25%, principal payable in several installments through 2008.		2

Unsecured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.625% to 2.5%, principal payable in several installments through 2011.		66

EURIBOR plus a margin ranging from 1.10% to 1.25%, with different maturity dates up to 2014.				57

Unsecured debt, floating interest rate based on capital leases and on EURIBOR, plus a margin ranging from 0.625% to 1.25% with different maturity dates up to 2014.				40

Fixed interest rate capital leases ranging from 0.84% to 3.84%, with different maturity dates up to 2010.				11

	December 31,		December 31,
	2007		2008
III.Vitro and Mexican Subsidiaries (payable in US dollars):
10.75% Senior secured guaranteed notes due in 2008.		326

11.75% Guaranteed senior unsecured notes due in 2013.		2,434		2,976	*

8.625% Guaranteed senior unsecured notes due in 2012.		3,222		4,120	*

9.125% Guaranteed senior unsecured notes due in 2017.		7,506		9,593	*

Secured debt with fixed interest rate of 7.86% maturing in several installments through 2011. (see note 7e)				1,178

Capital lease with fixed interest rate of 0.7494%, maturing in several installments through 2016.		78		92

IV. Vitro and Mexican Subsidiaries (payable in Mexican pesos):
Unsecured medium-term notes, floating interest rate based on 182-day Mexican treasury bonds (CETES) plus a spread of 3.25%, principal payable in 2008 and 2009.		282		150

Unsecured medium-term notes, floating interest based on TIIE plus a spread of 2.50%, and maturing in 2011.				400

	Ps.	14,520	Ps.	18,642
Less current maturities		545		198
Less reclassification of long-term debt				16,689	*

	Ps.	13,975	Ps.	1,755

*
As of December 31, 2008, the Company was in default under the indentures governing the Senior Notes due 2012, 2013 and 2017 for US$ 300 million, US$ 216 million and US$ 700 million, respectively; therefore, Ps. 16,689 were reclassified as short-term. As a result, other contracts of approximately US$ 81 million with maturity in 2009, entered into default.

As of December 31, 2008, the interest rates of EURIBOR, CETES, TIIE, LIBOR and DTF were 2.89%, 8.11%, 8.68%, 1.42% and 9.26%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2008 is as follows:

Year ending December 31,
2010	Ps.	823
2011		827
2012		32
2013		29
2014 and thereafter		44

	Ps.	1,755

Certain of the Company’s long-term debt agreements contain limitations including the restriction of payments to repurchase shares, limitation on dividends, limitation on leans and certain financial covenants that if the Company does not meet at a consolidation levels, its ability to incur additional debt is restricted.

As of December 31, 2008, the Company was restricted from incurring certain amounts of debt, depending on the type of instrument being contracted. The capacity of refinancing is unlimited as long as certain characteristics stipulated within the contracts are fulfilled. Additionally, due to the fixed assets’ transaction mentioned in note 7 e), the Company, in order to comply with its debt contracts, is obligated to carry out capital expenditures of Ps. 1,875 within a period of time no longer than 1 year.

The Company is continuing discussions with the Counterparties, its bondholders and its creditors to achieve an organized financial restructuring to improve its financial position. The Company maintains its normal operations as it seeks to achieve a restructuring of its indebtedness. In addition, the Company has adopted cost reduction initiatives throughout its entire organization, while optimizing production capacity according to its actual level of operation. Also, the Company has significantly reduced its capital expenditures estimates for 2009 and for further years.

Vitro debt issuance.- On February 1, 2007, Vitro S.A.B. de C.V. successfully closed an offering, of US$ 1.0 billion of senior guaranteed notes (the Notes) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at some of Viméxico’s subsidiaries.

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
a)
The Company has a defined benefit pension plan that covers all its personnel, which consists of a lump sum payment or a monthly pension calculated based on the aggregate of a basic pension, an additional seniority pension and an additional pension for equal or less earnings than the ceiling used for the Mexican Social Security Institute.

The retirement ages for old age are:
•	Normal. - Personnel that are 65 years old with 20 or more years of service.

•	Advanced. - Personnel that are 60 years old with a minimum of 20 or more years of service, reducing the pension by a percentage point each year before reaching 65 years of age.

•	Early. - Personnel that are 50 years old with 10 or more years of service, reducing the pension by a percentage according to the age at the moment of retirement.

•	Aggregate of 100. - With the approval of the Technical Committee, personnel whose aggregate age and years of service is 100.

•	Deferred. - Personnel who do not accept retirement upon becoming 65 years old lose all the rights to receive a pension from the plan.

This plan also provides seniority premium benefits, which consist of a lump sum payment of 12 days’ wage for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law, as well as severance payments, which consists of a three month and twenty days wage payment for each year served. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

b)	The present values of these obligations and the rates used for the calculations are:

	December 31,
	2007		2008

Vested benefit obligation	Ps.	2,653	Ps.	2,514
Nonvested benefit obligations		666		486

Defined benefit obligation		3,319		3,000
Plan assets at fair value		(1,548)		(684)

Unfunded status		1,771		2,316
Unrecognized items:
Prior service costs and plan amendments		(242)		(222)
Unrecognized transition obligation		(181)		(138)
Unrecognized actuarial gains and losses		(899)		(1,495)

Projected net liability	Ps.	449	Ps.	461

Additional minimum liability	Ps.	796	Ps.	0

As a result of adopting NIF D-3, the additional minimum liability was eliminated, which resulted in the elimination of Ps. 796, of which Ps. 338 was related to the intangible labor obligation asset and Ps. 458 was related to the additional minimum labor obligation in stockholders’ equity.

At December 31, 2007, and 2008 the plan assets presented above, include 47.5 and 53.2 million Vitro shares, respectively.

Assumptions:

	December 31,
	2007
	Real inflation	2008
	adjusted rate	Nominal rate

Discount rate	5.00%	10.25%
Expected rate of return on plan assets	7.00%	12.25%
Rate of compensation increase	0.00%	3.50%

c)	Net periodic cost consists of:

	December 31,
	2006		2007		2008

Service cost	Ps.	73	Ps.	96	Ps.	143
Interest cost		143		149		268
Amortization of unrecognized prior service costs		111		56		72
Actuarial gains and losses		149		48		177
Effect of reduction and early liquidation				97
Expected yield on plan assets		(49)		(88)		(166)

Net periodic cost	Ps.	427	Ps.	358	Ps.	494

Certain unrecognized items as of December 31, 2007 are being amortized to results of operations within a maximum period of 5 years or the employee’s remaining service life, if less. Through December 31, 2007, these items were amortized to results of operations based on the employee’s average remaining labor life. Starting 2008, unrecognized items incurred from January 1, 2008 are amortized to results of operations based on the employees’ average remaining service lives, which is between 10 and 16 years. This change represented a charge to current earnings of Ps. 42.

d)	Changes in present value of the defined benefit obligation:

	2007		2008
Present value of the defined benefit obligation as of January 1	Ps.	3,095	Ps.	3,319
Service costs		96		143
Interest costs		149		268
Actual benefits paid		(351)		(526)
Actuarial loss (gain) on the obligation		330		(112)
Deconsolidation of Comegua				(92)

Present value of the defined benefit obligation as of December 31	Ps.	3,319	Ps.	3,000

e)	Changes in fair value of plan assets:

	2007		2008
Fair value of plan assets as of January 1	Ps.	1,290	Ps.	1,548
Expected return		88		166
Actuarial losses and gains		170		(912)
Contributions made by the Company		256		140
Benefits paid		(256)		(258)

Fair value of plan assets as of December 31	Ps.	1,548	Ps.	684

Classification of plan assets as of December 31, 2008:

	Expected Yield	Actual Yield

Capital instruments (Vitro A shares)	9.00%	(63.00%)
Other	3.25%	6.37%
The rate of return on the plan assets is determined using a composition of 66% of Vitro’s shares and 34% in investments in securities.
12.	Commitments and contingencies
a)
In October 2000, several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 90 Megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energía de Monterrey, S. de R.L. de C.V.

b)
The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 527, Ps. 541 and Ps. 646, respectively.

Future minimum lease payments under these agreements are as follows:

2009	Ps.	318
2010		303
2011		247
2012		184
2013		158
2014 and thereafter		191
c)
The Company’s assets are not subject to any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in the following notes d) and e) and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

d)
As part of the disposal of Anchor Glass Containers Corporation (Anchor) in August 1996, in a transaction approved by the U.S. Bankruptcy Court, the Company entered into a term sheet which contemplated an agreement pursuant to which the Company would provide to the Pension Benefit Guaranty Corporation (PBGC), a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets New Anchor. The amount of the guaranty was originally limited to US$ 70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by US$ 7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

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

e)
On December 2006, Viméxico (formerly Vitro Plan) concluded at an extraordinary shareholders’ meeting to approve the merger of Vitro Plan into Viméxico, which was a creditor of Vitro Plan. As a result of the merger, all assets, rights, liabilities and obligations of Vitro Plan were absorbed by Viméxico. Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro and Pilkington Group LTD (Pilkington) owned the remaining 35%. As a result of the merger, Viméxico became a 91.8%-owned subsidiary of Vitro and Pilkington the owner of the remaining 8.2%.

Although the merger became entirely effective once all the respective authorizations were obtained and having prepared all the respective acts, publications and registrations, Pilkington, who voted against such approval, began a legal procedure in January 2007 against the merger. In February 2008 in first instance, in June 2008 in second instance, and finally in February 2009, the protection requested by Pilkington was denied. The Company was notified that the opposing action exercised by Pilkington was declared unprecedented in a final and unappealable sentence with respect to the resolutions approved by the majority at the extraordinary general stockholders’ meeting in December 2006. Thus, the foregoing resolutions were confirmed as valid and mandatory for all stockholders, including those dissenting.

However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. Note that this goes against the claims sustained in the first trial and was filed after Pilkington specifically desisted from this action after the first trial. Accordingly, Vitro also expects to obtain a favorable resolution therefrom.

f)
On June 23, 2008, the Company initiated litigation against Banamex, S.A., Institución de Banca Múltiple, a subsidiary of Grupo Financiero Banamex, S.A. and Citigroup, requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares due to a violation of its by-laws.

According to the Company’s by-laws, no foreign individual or legal entity or Mexican company without a foreign exclusion clause may own or acquire Vitro shares. Such by-laws also specify that in the event this restriction is violated, the holding or acquisition shall be null, and the Company shall not recognize the acquirer as an owner, nor can the latter exercise corporate or economic rights inherent to the shares.

A cautionary measure has been announced to date to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure.

13.	Foreign currency operations
a)	At December 31, 2008, the foreign currency denominated assets and liabilities of the Company’s Mexican subsidiaries consist of the following:

	Millions of
	US dollars		Mexican pesos
Monetary assets	US$	129	Ps.	1,784
Inventories		20		278
Fixed assets		230		3,178
Monetary liabilities		1,771		24,501
b)	Foreign currency operations of the Company’s Mexican subsidiaries for the year ended December 31, 2008, consisted of the following:

	Millions of
	US dollars		Mexican pesos
Exports	US$	600	Ps.	6,547
Imports		298		3,321
Interest expense, net		140		1,591

c)	The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2008, consisted of the following:

			Central and
	United States		South America		Europe
Net sales	Ps.	8,844	Ps.	2,740	Ps.	2,103
Operating income		120		206		79
Total assets		3,524		709		3,776
Total liabilities		1,148		164		1,195
Capital expenditures		66		260		89
d)	The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated financial statements at the following dates were:

	US dollar		Euro
December 31, 2006	Ps.	10.8116	Ps.	14.2680
December 31, 2007		10.8662		15.9526
December 31, 2008		13.8325		19.2534
On March 30, 2009, the exchange rate was Ps. 14.3855 per US dollar and Ps. 19.1226 per Euro.
14.	Stockholders’ equity
a)	The capital stock of the Company consists of 386,857,143, ordinary, nominative, fully paid common shares, without par value, at December 31, 2007 and 2008.

b)
On September 27, 2006, at an ordinary shareholders’ meeting, the Company’s shareholders approved an increase of Ps. 550 (nominal) in the variable portion of the Company’s capital stock. This capital increase was completed on October 31, 2006, through the issuance of 62,857,143 new shares at a price of Ps. 8.75 per share. The offering was made primarily to current shareholders and holders of the Company’s ADRs.

c)
The Company maintains an Employee Stock Option Plan established in March 1998 (the Plan). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the BMV of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is five years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

												Total
	1998	1999		2000		2001		1998*		2002		outstanding
Options granted during the year	2,813,300		2,893,000		4,851,900		3,204,800		940,950		3,941,950

Options cancelled or exercised at December 31, 2008	2,813,300		1,059,500		3,986,950		2,827,950		478,050		3,208,150

Options outstanding at December 31, 2008	0		1,833,500		864,950		376,850		462,900		733,800	4,272,000

Initial exercise price		Ps.	14.88	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

Exercise price at December 31, 2008		Ps.	33.86	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	During the year ended 2001, the Company modified the price of the 940,940 options granted in 1998 and its maturity date to 2011.
The closing price of the Company’s shares on the BMV on December 31, 2008 was Ps. 8.00.
The estimated fair value of the options was made on the grant date using the Black-Scholes option-pricing model.
d)
Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2007and 2008, the legal reserve, in historical pesos, was Ps. 72.

e)
At December 31, 2007 and 2008, the Company held 45,816,783 and 40,204,310, respectively, of treasury shares and included 17,464,614 and 11,739,741 shares held by the Stock Option Trust (see note 14 c) at December 31, 2007 and 2008, respectively.

f)
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years. At December 31, 2008, the majority interest stockholders’ equity tax account, corresponding to the contributed capital account and the net tax income account was Ps. 2,427 and Ps. 2,432, respectively.

g)	Dividends declared and paid:

	Dividend Amount
Stockholders’ meeting date	Nominal Value		Restated Value			Payment Date
April 27, 2006	Ps.	89	Ps.	95	*	May 2006
March 28, 2007		133		136	*	April 2007
April 17, 2008		143		143		May 2008

*	Amounts are restated for inflationary effect until December 31, 2007.

h)	Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2007		2008
Capital stock	Ps.	479	Ps.	457
Paid-in capital				616
Shortfall in restatement of capital		(183)
Translation effects of foreign subsidiaries				235
Retained earnings		1,664		96

	Ps.	1,960	Ps.	1,404

i)	Majority stockholders’ equity consists of the following:

	December 31, 2008
	Nominal				Restated
	Value		Restatement*		Value
Capital stock	Ps.	387	Ps.	7,245	Ps.	7,632
Treasury stock		(223)		(324)		(547)
Paid-in capital		471		1,290		1,761
Translation effects of foreign subsidiaries		402				402
(Accumulated deficit) retained earnings		(10,108)		2,564		(7,544)

	Ps.	(9,071)	Ps.	10,775	Ps.	1,704

*	Amounts are restated for inflationary effect until December 31, 2007.
15.	Total comprehensive financing result
The following represents a summary of the Company’s total comprehensive financing result for the periods presented:

	Year ended December 31,
	2006		2007		2008
Interest expense on debt denominated in US dollars	Ps.	1,634	Ps.	1,660	Ps.	1,639
Interest expense on debt denominated in pesos		117		34		52
Interest expense on debt denominated in UDI’s		63
Restatement of UDI’s		20
Interest income		(134)		(175)		(58)
Derivative financial instruments		337		201		3,766
Exchange loss		224		94		3,222
Gain from monetary position		(440)		(471)
Other financing expenses, net		455		317		456

	Ps.	2,276	Ps.	1,660	Ps.	9,077

16.	Other expenses (income), net
The following represents a summary of the Company’s other expenses (income), net for the periods presented:

	Year ended December 31,
	2006		2007		2008
Restructuring charges	Ps.	61	Ps.	7	Ps.	185
Impairment of long-lived assets		393		122		196
(Gain) loss from sale of long-lived assets		(795)		47		(3)
(Gain) loss from sale of subsidiaries		(68)		11
Early extinguishment of employee retirement obligations		8		97		69
Fees and costs for extinguishment of debt				488
Statutory employee profit sharing		55		54		10
Other		117		43		38

	Ps.	(229)	Ps.	869	Ps.	495

17.	Tax loss carryforwards
At December 31, 2008, tax loss carryforwards consist of the following:

	Tax loss carryforwards
	Majority		Minority
Expiration Year	interest		interest
2010	Ps.	51	Ps.	4
2011		120		1
2012		234		2
2013		76
2014		295
2015		2
2016		2		1
2017		1
2018		3,138		90

	Ps.	3,919	Ps.	98

18.	Income and asset taxes
a)
In accordance with the Mexican tax law, in 2008 the Company was subject to ISR and IETU, and in 2007 and 2006, to ISR and IMPAC. The Company is subject to ISR, and through 2007, to IMPAC on a consolidated basis in proportion to Vitro’s voting interest in its subsidiaries. As of 2006, the tax rate was 29% and beginning in 2007 and subsequently is 28%.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC was payable only to the extent that it exceeded ISR payable for the same period.

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

Based on its financial projections, the Company estimates that it will pay only ISR. Therefore, the enactment of IETU did not have any effects in its financial information because it only recognizes deferred ISR.

The foreign subsidiaries calculate their ISR based on the individual results of each subsidiary pursuant to the specific tax regimes in each country.
b)	The income and asset tax expense (benefit) included in the Company’s results are:

	Year ended December 31,
	2006		2007		2008
Income tax:
Current	Ps.	179	Ps.	395	Ps.	123
Deferred		(208)		(145)		(2,298)

		(29)		250		(2,175)
Asset tax		257		(206)

	Ps.	228	Ps.	44	Ps.	(2,175)

c)	Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,
	2007		2008

Allowance for doubtful accounts	Ps.	66	Ps.	42
Reserve for employee retirement obligations		364		231
Tax loss carryforwards		229		1,201
Intangible asset		499		667
Fixed assets		(617)		(18)
Derivative financial instruments		192		1,441
Inventories		43		35
Other		270		407

Total		1,046		4,006
Valuation allowance		(252)		(599)

	Ps.	794	Ps.	3,407

Balance:
Deferred tax assets	Ps.	1,030	Ps.	3,418
Deferred tax liabilities		(236)		(11)

	Ps.	794	Ps.	3,407

d)	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	Year ended December 31,
	2006	2007	2008

Effective income tax rate	326%	25%	28%
Asset tax presented as income tax	(303)	120
Intangible asset		(28)	(2)
Sale of subsidiaries	462	8
Difference between tax and accounting basis for monetary gain	(23)	(2)	4
Foreign subsidiaries	25	(5)	(3)
Effect of reduction in statutory rate on deferred ISR	(141)
Valuation allowance	(198)	(15)	4
Nondeductible expenses	(22)	(10)
Other	(97)	(65)	(3)

Statutory income tax rate	29%	28%	28%

e)
The deferred income tax effect, reduced by the movements in stockholders’ equity for insufficiency in restated stockholders’ equity, the equity effect of the additional labor liability as well as the exchange loss capitalized in the translation effect of foreign subsidiaries is presented as follows:

	Year ended December 31,
	2006		2007		2008

Shortfall in restatement of capital	Ps.	26	Ps.	119
Minimum labor liability		19		(126)
Translation effects of foreign subsidiaries					Ps.	234

	Ps.	45	Ps.	(7)	Ps.	234

19.	Related party transactions
The transactions with related parties, carried out in the ordinary course of business, were as follows:
a)
Arrangements with Respect to Real Estate.- On certain occasions, until October 2008, the Company used real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. The Company paid an annual fee for the right to use these properties for a specified number of days per year. Additionally, it had agreed to pay maintenance and operating costs. In 2006, 2007 and 2008, the aggregate amounts paid as annual fees were approximately Ps. 10, Ps. 10, and Ps. 8, respectively.

b)
Goods Sold.- The Company sells flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2006, 2007 and 2008, the aggregate amount of these sales was Ps. 58, Ps. 69 and Ps. 71, respectively.

Comegua, an associated company, sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, its partners in such company. In 2006, 2007 and 2008, the aggregate amount of these sales was US$ 11 million, US$ 9 million and US$ 20 million, respectively.

c)
Purchase of supermarket coupons.- The Company purchases supermarket coupons for its employees at a supermarket store in which one member of its board of directors is a shareholder. In 2008, the amount of these purchases was Ps. 80.

d)
Sale of Real Estate.- In 2007, a member of the Company’s Board of Directors, purchased an unused parcel of real estate from one of its subsidiaries. The price of the real estate was US$ 5.4 million. The Company received several offers for the property and such member of the Board made the highest offer. The transaction was approved by the Company’s Audit Committee in accordance with its charter at the time.

e)
Compensation.- For the years ended December 31, 2006, 2007 and 2008, the aggregate compensation the Company paid to its directors and senior managers was approximately Ps. 199, Ps. 182 and Ps. 183, respectively. This amount includes fees, salaries, the use of certain assets and services, and variable compensation.

20.	Business dispositions and acquisitions
a)	Sale of Química M, S.A. de C.V. (Química M).- In March 2006, the Company sold its 51% interest in Química M, to Solutia Inc. for US$ 20 million in cash.

b)
Acquisition of Vidrios Panameños, S. A. (VIPASA).- In April 2006, the Company announced that in a joint effort with its Central American partners and through its subsidiary Comegua, now an associated company, it had completed the acquisition of VIPASA, a glass container company located in Panama for a purchase price of US$ 21 million.

c)	Sale of Vitrocrisa.- As disclosed in note 4, in June 2006 the Company completed the sale of its 51% interest in Vitrocrisa to Libbey, recognizing a gain on the sale of Ps. 480.

d)
Visteon Corporation’s retirement from Vitro Flex, S.A. de C.V. (Vitro Flex).- In September 2006, Viméxico (formerly Vitro Plan), Vitro’s flat glass division, and Visteon Inc. (Visteon) ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon’s capital investment. The amount paid for the 38% stake in Vitro Flex was US$ 9.4 million. The difference between the transaction value and the book value resulted in a credit of Ps. 69, recorded in majority stockholders’ equity. Vitro Flex together with Vitro Automotriz (VAU), now directly manages their relationship with all Vitro’s automotive costumers.

e)
Acquisition of 55% of the shares of PVA.- In August 2007, Vitro VyC acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps. 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85 in 2007. During the first half of 2008, pursuant to the guidelines in NIF B-7 Business Acquisitions, the items comprising such goodwill were analyzed further and Ps. 61 was reclassified as an intangible asset.

f)
Acquisition of 50% of the shares of Vidrio y Cristal del Noroeste, S.A. de C.V. (formerly Vitro AFG).- In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) for a purchase price of US$ 6 million. In accordance with Bulletin B-7, the Company recognized an impairment charge of Ps. 91 related to the termination of the joint venture with AFG Industries.

With the closing of this transaction, Viméxico terminated the joint venture and became the wholly-owner of this entity, located in Mexicali, Baja California, Mexico, whose primary operations include the manufacturing, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons on an annual basis.

g)
Purchase of 40% of Vitro Cristalglass.- In July 2008, Viméxico was notified by its joint venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527). The difference between the purchase price and the book value resulted in a charge of $ 60, recorded in majority stockholders’ equity (see note 23 b).

h)
Deconsolidation of Comegua.- In November 2008, the Company announced that together with its two Central American partners, decided to modify the corporate by-laws of Comegua regarding the control of its operations. As a result, beginning on that date, the Company now accounts for its 49.7% participation in Comegua under the equity method.

Comegua’s relevant data is as follows:

	December 31, 2007		December 31, 2008
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	Ps.	147	Ps.	74
Trade receivables		569		775
Inventories		400		505

Current assets		1,116		1,354
Fixed assets and other long-term assets		1,749		2,366

Total assets	Ps.	2,865	Ps.	3,720

Liabilities:
Trade payables	Ps.	335	Ps.	474
Short-term borrowings		205		389

Current liabilities		540		863
Long-term debt and other liabilities		787		851

Total liabilities	Ps.	1,327	Ps.	1,714

					Period from
					January 1 to
	Year ended December 31,				November 30,		December
	2006		2007		2008		2008
Condensed Consolidated Income Statements:

Net sales	Ps.	2,297	Ps.	2,127	Ps.	2,159	Ps.	233
Cost of sales		1,600		1,546		1,584		163

Gross profit		697		581		575		70
Selling, general and administrative expenses		514		437		449		50

Operating income		183		144		126		20
Total comprehensive financing result		31		30		56		8
Other expenses (income), net		129		51		17		(2)
Income tax expense		5		24		23		4

Net income	Ps.	18	Ps.	39	Ps.	30	Ps.	10

21.	Business segment data
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
The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products

Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.

Flat Glass	Flat glass for the construction and automotive industries.
The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass		Flat		Corporate &
	Containers		Glass		Eliminations		Consolidated
December 31, 2006:
Net sales	Ps.	14,068	Ps.	13,462	Ps.	433	Ps.	27,963
Intersegment sales		86		1				87
Consolidated net sales		13,982		13,461		433		27,876
Operating income		1,853		418		(154)		2,117
Total assets		13,937		11,401		3,357		28,695
Capital expenditures		894		338		20		1,252
Depreciation and amortization		1,160		595		40		1,795
Goodwill		3		785				788
Impairment		55		334		4		393

	Glass		Flat		Corporate &
	Containers		Glass		Eliminations		Consolidated
December 31, 2007:
Net sales	Ps.	14,676	Ps.	13,605	Ps.	361	Ps.	28,642
Intersegment sales		37		14				51
Consolidated net sales		14,639		13,591		361		28,591
Operating income		2,054		782		(132)		2,704
Total assets		17,040		12,835		2,312		32,187
Capital expenditures		2,328		324		43		2,695
Depreciation and amortization		870		480		64		1,414
Goodwill		3		870				873
Impairment		31		91				122

December 31, 2008:
Net sales	Ps.	15,524	Ps.	13,230	Ps.	342	Ps.	29,096
Intersegment sales		40		43				83
Consolidated net sales		15,484		13,187		342		29,013
Operating income		1,661		186		(137)		1,710
Total assets		18,093		14,352		693		33,948
Capital expenditures		1,538		255		5		1,798
Depreciation and amortization		897		484		88		1,469
Goodwill				771				771
Impairment				196				196
Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

Year ended December 31,
2006		2007		2008
US$	556	US$	601	US$	600

Certain geographic information about the Company’s operations is summarized as follows:

	Year ended December 31,
	2006		2007		2008
Net sales (1) to customers in:
Mexico	Ps.	11,875	Ps.	12,707	Ps.	12,831
All foreign countries, mainly the United States, Canada and Europe		16,001		15,884		16,182

Consolidated	Ps.	27,876	Ps.	28,591	Ps.	29,013

(1)	Net sales are attributed to countries based on the location of the customer.
Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in any year presented.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	December 31,
	2006		2007		2008
Land and buildings, machinery and equipment:
Mexico	Ps.	13,842	Ps.	14,960	Ps.	15,816
All foreign countries, mainly the United States, Europe, Central and South America		2,481		2,881		1,457

Consolidated	Ps.	16,323	Ps.	17,841	Ps.	17,273

22.	New accounting principles
a)
As part of its efforts to converge Mexican standards converge with international standards, in 2008, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (INIF), which become effective for fiscal years beginning on January 1, 2009:

•	NIF B-7, Business Acquisitions

•	NIF B-8, Consolidated or Combined Financial Statements

•	NIF C-7, Investment in Associated Companies and other Permanent Investments

•	NIF C-8, Intangible Assets

•	NIF D-8, Share-based Payments

•	INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification (early adoption as of October 1, 2008 is permitted)
Some of the most important changes established by these standards are:
NIF B-7, Business Acquisitions, includes a change of concepts, from minority interest to non-controlling interest and requires fair value measurement of the non-controlling interest as of the acquisition date. Consequently, the overall goodwill is recognized based on fair value. NIF B-7 establishes that acquisition costs should not be part of the consideration paid and restructuring costs should not be recognized as an assumed liability from the acquisition.
NIF B-8, Consolidated or Combined Financial Statements, includes a change of concepts, from minority interest to non-controlling interest, and from majority interest to controlling interest. NIF B-8 establishes that special purpose entities, over which control is exercised, should be consolidated. Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.
NIF C-7, Investments in Associated Companies and other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method. It also requires that potential voting rights be considered to analyze whether significant influence exists. In addition, NIF C-7 establishes a specific procedure and a sets cap to the recognition of losses in associated companies, and requires that investments in associated companies be presented including the related goodwill.

NIF C-8, Intangible Assets, it also requires that any pre-operating expenses incurred through December 31, 2002 and still being amortized be cancelled against retained earnings. NIF C-8 requires specific disclosures for public entities.
NIF D-8, Share-based Payments, sets the rules for recognition of share-based payments (at fair value of goods received or at fair value of equity instruments granted), including the granting of stock options to employees. Therefore, the use of IFRS 2, Share-Based Payments, that was supplementally applied is discontinued.
INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, modifies paragraph 20 of the Amendments to Bulletin C-2 to consider that in the case that a primary financial instrument trades in a market that for unusual circumstances beyond the Company’s control ceases to be active, thus losing its liquidity feature, such instrument may be reclassified as a financial instrument available-for-sale or held-to-maturity, if the instrument has a defined maturity date, and the Company has both the intention and the ability to hold the instrument through its maturity. INIF 16 includes additional disclosures related to such transfers.
As of the issuance date of these financial statements, the Company continues determining the effects of these new financial reporting standards.
b)	International financial reporting standards
In January 2009, the Mexican Banking and Securities Commission published amendments to the Sole Circular of Issuers, making it compulsory for public entities to prepare and present their financial statements using International Financial Accounting Standards beginning 2012 (early adoption is permitted).
23.	Subsequent Events
a)	Breach of interest and capital payments
In January 28, 2009, the Company and its subsidiaries breached certain clauses in their outstanding debt agreements of approximately US$ 17 million and their creditors can declare such amounts immediately due and payable.
In order to maintain the necessary cash to continue operating, the Company decided not to pay US$ 44.8 million in interest maturing February 2, 2009 on the Senior Notes maturing in 2012 and 2017, which resulted in another event of default on such notes.

For the same reason, on February 5, 2009, the Company did not pay Ps. 150 plus interest to the holders of the Security Certificates issued in 2003. The Company will try to negotiate with the holders and reach a satisfactory agreement to both parties as to the restructuring of this financial obligation.
b)	Purchase payment negotiation for 40% of Vitro Cristalglass
In January 2009, a document was signed setting forth that the payments for the established sales price would be made in 2009 and 2010 and that the purchase of the equity interest in Vitro Cristalglass would be made through the same company, resulting in a subsequent capital reduction.
24.	Authorization of financial statements issuance
On March 30, 2009 the issuance of the consolidated financial statements was authorized by:
Hugo A. Lara García.
Chief Executive Officer
Claudio L. Del Valle C.
Chief Financial and Administrative Officer
These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

25.	Differences between MFRS and U.S. generally accepted accounting principles

The Company’s consolidated financial statements are prepared in accordance with MFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Prior to 2008, the MFRS consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Beginning on January 1, 2008 as disclosed in note 3a), in accordance with new NIF B-10, “Effects of Inflation”, the Company discontinued the recognition of inflation in its financial statements under MFRS as the cumulative inflation for the preceding three years was less than 26%. This resulted in the elimination of certain reconciling items between MFRS and U.S. GAAP in 2008. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP for the years ended December 31, 2007 and 2006 does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the SEC).

The other differences between MFRS and U.S. GAAP and the effect on consolidated net income (loss) and consolidated stockholders’ equity are presented below:

								2008
								(US$
								millions)
	Year ended December 31,							(Convenience
	2006		2007		2008			Translation)
	(Ps. millions)

Reconciliation of Net Income (Loss):
Net income (loss) of majority interest as reported under MFRS	Ps.	401	Ps.	(13)	Ps.	(5,706)	US$	(413)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see a)		26		17		39		3
Deferred income taxes (see b)		54		55		(707)		(51)
Negative goodwill and reduction in depreciation expense (see c)		30		—		—		—
Deferred workers’ profit sharing (see d)		(51)		—		—		—
Monetary position result on deferred income taxes and deferred workers’ profit sharing (see e)		44		31		—		—
Capitalization of interest (see f)		72		16		(358)		(26)
Amortization of capitalized interest (see f)		(36)		(36)		(39)		(3)
Goodwill (see g)						(43)		(3)
Effect of applying Bulletin B-10 (see h)		(187)		(36)		(3)		—
Effect of applying Bulletin B-15 (see i)		34		—		—		—
Effect of SFAS No. 158 (see m)		—		—		23		2
Fair value of financial instruments (see j)		—		—		75		5
Discontinued operations (see k)		(57)		26		—		—
Employee retirement obligations (see m)		31		(15)		36		3
Purchase of Visteon’s capital investment (see n)		1		5		5		—
Sale of real estate (see p)		(815)		429		386		28
Impairment of long-lived assets (see q)		379		(10)		(45)		(3)

Total U.S. GAAP adjustments		(475)		482		(631)		(45)

Net (loss) income under U.S. GAAP	Ps.	(74)	Ps.	469	Ps.	(6,337)	US$	(458)

					2008
					(US$
					millions)
	Year ended December 31,				(Convenience
	2007		2008		Translation)
	(Ps. millions)

Reconciliation of Stockholders’ Equity (Deficit):
Total stockholders’ equity reported under MFRS	Ps.	9,386	Ps.	3,108	US$	225
Less minority interest included as stockholders’ equity under MFRS (see a)		(1,960)		(1,404)		(102)

Majority stockholders’ equity under MFRS		7,426		1,704		123

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see a)		(24)		25		2
Deferred income taxes (see b)		(673)		(1,234)		(89)
Capitalization of interest (see f)		374		16		1
Accumulated amortization for capitalized interest (see f)		(185)		(224)		(16)
Goodwill (see g)		124		81		6
Effect of applying Bulletin B-10 (see h)		3		—		—
Fair value of financial instruments (see r-4)		—		75		5
Effect of SFAS No. 158 (see m)		(895)		(1,749)		(126)
Employee retirement obligations (see m)		(100)		(64)		(5)
Purchase of Visteon’s capital investment (see n)		(67)		(62)		(4)
Purchase of remaining 40% interest in Vitro Cristalglass (see o)		—		60		4
Sale of real estate (see p)		(386)		—		—
Impairment of long-lived assets (see q)		253		208		15

Total U.S. GAAP adjustments		(1,576)		(2,868)		(207)

Total stockholders’ equity (deficit) under U.S. GAAP	Ps.	5,850	Ps.	(1,164)	US$	(84)

a)	Minority interest

Under MFRS, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholders’ equity section in the consolidated balance sheet.

As discussed in insert r(12) below, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the presentation of minority interest in the balance sheet (to be included within stockholders’ equity) and statement of income similar to that of MFRS, for which reason the Company anticipates that this difference will no longer be applicable beginning January 1, 2009.

b)	Deferred income taxes

Under MFRS as required by Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing,” income taxes are charged to results as they are incurred and the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.

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

Through December 31, 2007, for U.S. GAAP purposes the Company recognized a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro’s intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. In January 2008, the intellectual property was sold to Vitro’s Mexican subsidiaries.

U.S. GAAP differences to the extent taxable are reflected in the U.S. GAAP deferred tax balances. The significant components of deferred tax assets and liabilities, which differ for U.S. GAAP from deferred tax assets and liabilities calculated under MFRS, are presented as follows:

	As of December 31,
	2007		2008

Deferred Tax Assets and Liabilities:
Employee retirement obligations	Ps.	370	Ps.	508
Derivative instruments		—		(21)
Sale of real estate		108		—
Purchase of Visteon capital investment		19		17
Buildings, machinery and equipment		(72)		—
Stockholders’ equity		(776)		(1,738)
Intellectual property		(269)		—
Other		(53)		—

Net deferred tax liability	Ps.	(673)	Ps.	(1,234)

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

Mexico	U.S.	Spain	Guatemala	Costa Rica
2004-2008	2004-2008	2005-2008	2005-2008	2006-2008
c)	Negative goodwill and reduction in depreciation expense

Through December 31, 2004, for purposes of MFRS, the Company recorded as a component of the consolidated statements of operations the amortization of the excess of the adjusted book value over cost of certain acquisitions (negative goodwill). The period of amortization for negative goodwill was 18 months.

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

Through December 31, 2007, in accordance with MFRS the Company determined the provision for deferred workers’ profit sharing by applying the partial accrual method of Bulletin D-4 applicable to temporary differences between the financial and adjusted tax income that are expected to reverse within a defined period. For U.S. GAAP purposes the Company accrues for workers’ profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109.

As discussed in note 3a), NIF D-3, “Employee Benefits”, became effective beginning January 1, 2008, and requires companies to calculate deferred PTU using a balance sheet methodology similar to that required by U.S. GAAP.

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

As discussed in the introduction to this note as well as in note 3a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable.

f)	Capitalization of interest

Under MFRS beginning January 1, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, accordingly the capitalization of the comprehensive financing result (interest expense, foreign exchange results and monetary position result) generated by borrowings obtained to finance investment directly attributable to the acquisition of qualifying assets is mandatory. Prior to the adoption of NIF D-6, the Company did not capitalize the comprehensive financing result as it was optional.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the comprehensive financing result is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, until December 31, 2006 a reconciling item for the capitalization of a portion of the comprehensive financing result was included in the U.S. GAAP reconciliation of the majority net income and majority stockholder’s equity. The amortization expense and related accumulated amortization of such items generates a difference compared to MFRS.

Beginning on January 1, 2007, and through December 31, 2007, a reconciling item was generated related to the foreign exchange results and monetary position result, which are capitalized under MFRS and not for U.S. GAAP. In 2008, a reconciling item was generated for borrowings denominated in US dollars, related to the foreign exchange results, which is capitalized under MFRS and not for U.S. GAAP.

g)	Goodwill

As mentioned in note 3 j), under MFRS, until December 31, 2004 goodwill represented the excess of cost over book value of subsidiaries as of the date of acquisition and was restated using the NCPI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. Through December 31, 2007, goodwill was restated using the NCPI.

In accordance with SFAS No. 142, “Goodwill and Other Intangibles Assets”, beginning in 2002 goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject at least once a year to impairment tests.

As of December 31, 2007, the difference between MFRS and U.S. GAAP as it relates to this item was due to the accumulated amortization of goodwill recorded under MFRS that had been reversed in the reconciliation of stockholders’ equity for purposes of U.S. GAAP. In 2008, as disclosed below, the Company recognized a goodwill impairment charge under U.S. GAAP and as a result the majority of this difference has been eliminated in the current year with a charge to the U.S. GAAP statement of operations.

In 2008, the Company recorded an impairment of goodwill in its U.S. reporting unit. The impairment recorded in accordance with MFRS was less than what was recorded in accordance with U.S. GAAP as such goodwill had previously been amortized as discussed in the first paragraph of this item. As a result, an adjustment to the reconciliation of net income (loss) has been included in order to properly reflect the impairment loss recorded for purposes of U.S. GAAP.

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

Balance as of December 31, 2006	Ps.	846
Acquisition (1)		85
Changes for effects of inflation and exchange rates		63

Balance as of December 31, 2007		994
Acquisition (2)		60
Impairment		(239)
Changes for effects of exchange rates		159
Reclassification to intangible assets(1)		(61)

Balance as of December 31, 2008	Ps.	913

(1)
The Company recorded goodwill of Ps. 85 related in its preliminary purchase price allocation for the acquisition of 55% of the shares of Productos de Valor Agregado en Cristal, S.A. de C.V (see note 20 e). During 2008, Ps. 61 was reclassified as an intangible asset when the purchase price allocation was finalized.

(2)	The Company recorded goodwill of Ps. 60 related to the acquisition of 40% of the shares of Vitro Cristalglass, S.L. (see note 25 o).
h)	Effect of applying Bulletin B-10

As discussed in note 3 g), through December 31, 2007 under MFRS Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the NCPI.

As discussed in the introduction to this note as well as note 3a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable. Further, even during inflationary periods, the alternate methodology described above has been eliminated by NIF B-10.

i)	Effect of applying Bulletin B-15

Through December 31, 2007, the Company applied the provisions of Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”. The Company believes that the application of the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between MFRS and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC. However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. We believe that this methodology of Bulletin B-15 used to restate prior years balances for comparative purposes does not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, we are including an adjustment for the difference in methodologies of restating prior year balances. This amount of Ps. 34 in 2006, in the reconciliation of net income, represent the differences between (i) the balance if all amounts were adjusted by applying the NCPI, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15. This adjustment is no longer applicable in 2008 as a result of adopting NIF B-10.

j)	Derivative financial instruments

The Company determined that the accounting for derivative financial instruments is the same for MFRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the years ended December 31, 2006 and 2007. In 2008 the Company adopted the provisions of SFAS No. 157, which impacted the fair value of its derivative financial instruments as disclosed in note 25 (r)3 and is reflected as a difference in the accompanying reconciliation to U.S. GAAP.

k)	Discontinued operations

MFRS as defined by Bulletin C-15, “Impairment of Long-lived Assets and their Disposal”, requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. Bulletin C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders’ of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each business being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

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

As a result of the differences identified above between U.S. GAAP and MFRS, the following component of the Company’s business was presented as a discontinued operation for U.S. GAAP purposes and not under MFRS due to its low level of significance.

On March 2, 2006, the Company sold its 51% interest in Química M, to Solutia Inc. for US$ 20 million in cash, recognizing a gain on sale of Ps. 101 under MFRS and Ps. 100 under U.S. GAAP. Solutia is now the sole owner of this Mexican operation, which was formed in 1995. Química M was previously included in our Flat Glass reportable segment.

Basis difference between U.S. GAAP and MFRS — The basis of the assets and liabilities under U.S. GAAP of the entities disposed of by the Company at the time of their sale differed from the basis of such assets and liabilities under MFRS; accordingly, the gain recorded on disposal of such entities under U.S. GAAP differs from that under MFRS.

Disclosures of discontinued operations — The following table discloses the condensed statements of operations of the Company’s discontinued operations (includes Vitrocrisa, which is considered to be a discontinued operation under both MFRS and U.S. GAAP) for purposes of U.S. GAAP:

	For the year ended December 31, 2006
	Vitrocrisa		Química M		Total

Condensed Statement of Operations:
Sales	Ps.	1,033	Ps.	82	Ps.	1,115
Cost of sales		861		75		936
General, administrative and selling expenses		130		5		135
Operating income		42		2		44
Total financing cost and other expenses		(96)		(2)		(98)
Loss before income taxes		(54)		—		(54)
Income tax benefit (expense)		23		(1)		22

Net loss	Ps.	(31)	Ps.	(1)	Ps.	(32)

l)	Deconsolidation of Comegua

For MFRS purposes prior to November 2008, based on: (a) the Company’s control over the CEO whose function is to govern the operating decisions and financial policies of Comegua; (b) the Company’s sole right to propose the CEO for designation by the Board of Directors of Comegua; and (c) the Company’s sole right to remove the CEO, the Company concluded that it controlled Comegua as defined by Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares” and therefore, Comegua should be consolidated in accordance with MFRS. As disclosed in note 20 h), in November 2008, the Company announced that together with its two Central American partners, decided to modify the corporate by-laws of Comegua regarding the control of its operations. As a result, beginning on that date, the Company now accounts for its 49.7% participation in Comegua under the equity method.

For U.S. GAAP purposes, the Company has determined that the control it retained over the management of the annual budget of Comegua was not unilateral and was not sufficient to meet all of the technical requirements for consolidation. The Company’s position is based on the guidance provided by EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Under EITF 96-16, such approval and veto rights held by the minority shareholders of Comegua, including the approval of annual budget, qualify as substantive participating rights and therefore do not allow the Company to consolidate Comegua in its financial statements for U.S. GAAP purposes. Therefore, the Company’s investment in Comegua is recorded by applying the equity method in the Company’s U.S. GAAP consolidated financial statements. (See insert r(2)). Beginning in November 2008 this GAAP difference has been eliminated as discussed above.

m)	Employee retirement obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its MFRS consolidated financial statements, the Company applies Bulletin D-3. Prior to 2006, the accounting treatment for pensions and seniority premiums set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, “Employers’ Accounting for Pensions”. The Company records the pension cost determined by actuarial computations, as described in notes 3 k) and 11. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2007 and 2008 are also described in note 11.

Severance indemnities — Under MFRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles. The tables below reflect the requirements under U.S. GAAP, which applies SFAS No. 112 standard for all years presented.

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

A reconciliation of the Company’s employee retirement obligations from MFRS to U.S. GAAP is shown in the following table:

	2007		2008

Employee retirement obligations under MFRS	Ps.	1,245	Ps.	461
Effect of SFAS No 158 adjustment		1,220		1,749
Effect of retirement obligations		100		64
Additional minimum liability adjustment under MFRS (1)		(796)		—
Comegua’s employee retirement obligations (see l)		(83)		—

Employee retirement obligations under U.S. GAAP	Ps.	1,686	Ps.	2,274

(1)	Includes Ps. 448 recognized in stockholders’ equity, net of the deferred income tax of Ps. 123 as of December 31, 2007.

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

	2007		2008
Change in benefit obligation:

Benefit obligation at beginning of year	Ps.	2,694	Ps.	3,235
Service cost		74		78
Interest cost		150		249
Amendments		378		—
Actuarial (losses) gains		208		(170)
Benefits paid		(351)		(434)
Settlements		82		—

Benefit obligation at end of year		3,235		2,958

Changes in plan assets:
Fair value of plan assets at beginning of year		1,290		1,549
Contribution of cash and securities		328		140
Return (loss) on plan assets		184		(747)
Benefits paid		(253)		(258)

Fair value of plan assets at end of year(1)		1,549		684

Employee retirement obligations—unfunded status	Ps.	1,686	Ps.	2,274

(1)	Includes approximately Ps. 426 and Ps. 1,139 as of December 31, 2008 and 2007, respectively of Vitro common stock (53,197,549 and 47,472,678 shares).
Net periodic pension cost for 2006, 2007 and 2008 are summarized below:

	Year ended December 31,
	2006		2007		2008
Service cost	Ps.	71	Ps.	74	Ps.	78
Interest cost		143		150		249
Return on plan assets		(49)		(88)		(151)
Net amortization and deferral		243		86		78
Settlement cost		—		117		7

Net periodic pension cost	Ps.	408	Ps.	339	Ps.	261

The unrecognized items included in accumulated other comprehensive income (AOCI) as of December 31, 2007 and 2008 are as follows:

	2007		2008
Unrecognized items included in AOCI:
Transition obligation	Ps.	142	Ps.	115
Prior service cost		181		180
Net actuarial losses		897		1,454

Unrecognized items	Ps.	1,220	Ps.	1,749

Unrecognized items included in AOCI, net of tax of Ps. 342 and Ps. 473 respectively	Ps.	878	Ps.	1,276

The amounts related to the Company’s employee retirement obligations recognized in other comprehensive income, arising during 2007 and 2008 are as follows:

	Transition		Prior service		Net actuarial
	obligation		cost		gain		Total
Balance as of December 31, 2006	Ps.	160	Ps.	174	Ps.	529	Ps.	863
Amounts arising during the period		6		23		516		545
Curtailment / Settlement effect		—		(2)		(100)		(102)
Amounts recognized as components of net periodic cost		(24)		(14)		(48)		(86)

Balance as of December 31, 2007		142		181		897		1,220
Amounts arising during the period		—		16		596		612
Curtailment / Settlement effect		(5)		—		—		(5)
Amounts recognized as components of net periodic cost		(22)		(17)		(39)		(78)

Balance as of December 31, 2008	Ps.	115	Ps.	180	Ps.	1,454	Ps.	1,749

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic service cost during 2009 are summarized below:

Transition obligation	Ps.	16
Prior service cost		17
Net actuarial gain		80
The trust assets consist of fixed income and variable funds, valued at market value. As of December 31, 2007 and 2008, the pension plan assets were invested in the following financial instruments:

	2007	2008
Fixed Rate:
Federal Government instruments	25%	34%
Variable Rate:
Equity securities traded on the Mexican Stock Exchange	75%	66%

	100%	100%

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
Contributions to the pension plans amounted to Ps. 328 and Ps. 140 as of December 31, 2007 and 2008, respectively. The Company estimates that the contributions to the pension plan funds during 2009 are expected to be approximately Ps. 252. Expected benefit payments for our pension plans, seniority premium and severance indemnities are as follows:

			Seniority		Severance
Year ended December 31,	Pension		Premium		Indemnities
2009	Ps.	289	Ps.	9	Ps.	37
2010		363		9		33
2011		254		9		29
2012		258		9		26
2013		258		9		23
2014 – 2018		1,261		45		80

As discussed in note 3 a), NIF D-3, “Employee Benefits”, became effective January 1, 2008. NIF D-3 eliminates the recognition of the additional liability because its determination does not incorporate a salary increase, incorporates the career salary concept, and the amortization period of most unrecognized items (those not related to retirement benefits) is reduced to five years, with the option to fully amortize them against current earnings of 2008 under other income and expense. The Company chose to amortize such items over a period of five years. Additionally, the beginning balance of actuarial gains and losses from termination benefits was recorded against results of 2008 for purposes of MFRS, in other income and expense. For U.S. GAAP purposes unamortized items are recognized over the estimated service period of the Company’s employees.

n)	Purchase of Visteon’s capital investment

In connection with the termination of the joint venture agreement between Viméxico and Visteon discussed in note 20 d), under MFRS as established in Bulletin B-7, “Business Acquisitions” the Company recognized the difference between the price paid and the book value of Ps. 70 as a credit in the majority stockholders’ equity. Under U.S. GAAP, in accordance with SFAS No. 141, “Business Combinations” the excess of fair value over cost of Ps. 90 was allocated as a pro rata reduction of the acquired assets.

o)	Purchase of remaining 40% interest in Vitro Cristalglass

In connection with Vimexico’s purchase of the additional 40% interest in Vitro Cristalglass discussed in note 20 g), under Mexican standard NIF Bulletin B-7, “Business Acquisitions”, this is considered to be a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, “Business Combinations,” purchases of minority interest represent a “step acquisition” that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 40% of Vitro Cristalglass equity is presented as part of investment in Vitro Cristalglass shares in the consolidated balance sheet under U.S. GAAP. The Company recognized Ps. 60 goodwill as part of the preliminary purchase price allocation.

p)	Sale of real estate

In December 14, 2006, Vitro sold real estate located in Mexico City used by COVISA for US$100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. In connection with the sale of the property, the Company agreed to deliver the real estate within 24 months following the sale, free and clear of all buildings and fixtures, as well as any environmental claims, recording reserves of Ps. 56 for the estimated asset retirement costs and prepaid rent of Ps. 62 for the estimated fair value of the rental expense over the 24 months. Under U.S. GAAP, in accordance with SFAS No. 66, “Accounting for Sales of Real Estate”, SFAS No. 13, “Leases” and SFAS No. 98, “Accounting for Leases” as a result of the Company’s level of continuing involvement the gain on the sale of the land has been deferred and is being recognized in earnings during the two years over which the Company continues to utilize the property. In 2008, Vitro delivered the real estate in compliance with the terms of the agreement.

The depreciation estimates of the fixed assets that were disposed of as a result of the real estate sale have been adjusted to reflect the use of the assets over their shortened useful lives. Such change in estimate is being accounted for prospectively. For purposes of MFRS, the Company wrote off the net book value of the fixed assets against the gain on sale.

For U.S. GAAP purposes, a difference resulted due to the depreciation expense related to the fixed assets that were written off under MFRS. This difference was eliminated upon the sale of the real estate in 2008 per U.S. GAAP.

q)	Impairment of long-lived assets

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

For MFRS purposes, in accordance with Bulletin C-15, the Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amount of the asset exceeds the greater of the amounts mentioned above. Impairment charges and asset write-downs are presented in other expenses in our MFRS consolidated financial statements.

In 2005 and 2006, for MFRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 111 and Ps. 334, respectively within its Flat Glass reportable segment as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater than the carrying value of the asset.

In 2005 for U.S. GAAP purposes, based on fair value appraisals received, the Company recorded an impairment charge of Ps. 195 for land and buildings located at its corporate offices classified as available for sale in accordance with SFAS No. 144. This charge is recorded in operating income for U.S. GAAP purposes. Under MFRS, the assets did not meet the definition of held for sale as required by Bulletin C-15 as such assets were still in use by the Company at the time. The discounted cash flow model utilized by the Company did not result in an impairment charge for MFRS purposes. Additionally during 2006, Vitro sold one of its buildings located at its corporate headquarters recognizing a loss on sale of Ps. 138 under MFRS and Ps. 93 under U.S. GAAP.

As a result of the transactions described above, differences result between MFRS and U.S. GAAP due to the depreciation expense on fixed assets being recorded each year.

Impairment charges are recorded in operating income for U.S. GAAP purposes and in other income and expenses under MFRS.

r)	Other differences and supplemental U.S. GAAP disclosures
1.	Reclassifications:

(a)
Gain or loss on sale of assets - The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in the Company’s U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under MFRS are included in other expenses in the Company’s consolidated MFRS financial statements (see note 16).

(b)
Classification of workers’ profit sharing - Under MFRS, statutory employee profit sharing is presented under other income and expenses. In the Company’s U.S. GAAP statements of operations, workers’ profit sharing expense is classified as an operating expense.

(c)
Restructuring charges - During 2007 and 2008, the Company restructured certain operating units and its corporate and administrative functions. For MFRS purposes the corresponding costs met the definition of a restructuring charge and were included in other expenses in the Company’s consolidated financial statements, but for U.S. GAAP purposes the Company applied SFAS No. 112. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

2.
Equity method investments - Through July 27, 2007, the Company accounted for its 50% joint venture investments in Vitro AFG under the equity method for US GAAP purposes and under proportionate consolidation method for MFRS. Subsequent to acquiring the remaining 50% of the outstanding shares and assuming complete control over its operations, the Company began to consolidate its wholly-owned subsidiary (see note 20 f) for both MFRS and U.S. GAAP.

Summary information of AFG is as follows:

AFG	2006
Current assets	Ps.	42
Total assets		884
Current liabilities		402
Total liabilities		434
Stockholders’ equity		450

AFG	2006		2007*
Net sales	Ps.	224	Ps.	368
Net income (loss)		14		(134)
Cash flow information:
Operating activities		2		(6)
Financing activities		—		—
Investing activities		—		—

*	For the period from January 1 through July 2007.

3.
Fair value of financial instruments - SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company’s significant financial instruments not previously disclosed in these financial statements were as follows:

	December 31, 2007				December 31, 2008
	Carrying				Carrying		Fair
	Amount		Fair Value		Amount		Value
Liabilities:
Short-term borrowings	Ps.	398	Ps.	398	Ps.	1,601	Ps.	1,601
Long-term debt(1)		14,520		13,948		18,642		7,075

(1)	Includes current portion of long-term debt.
The fair value of short-term borrowings approximates their carrying value due to their short maturities. The fair value of the US (dollar denominated) publicly traded long-term debt was Ps. 13,067 and Ps. 5,253 as of December 31, 2007 and 2008, respectively, and its related book value was Ps. 13,639 and Ps. 16,820 respectively. The fair value of the remaining long-term debt approximates its book value of Ps. 881 and Ps. 1,822 as of December 31, 2007 and 2008, respectively.
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
The fair value information presented herein is based on information available to management as of December 31, 2007 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.
As disclosed in insert r) 12, the Company adopted SFAS No. 157, “Fair Value Measurements”, as it relates to its financial instruments carried at fair value beginning in 2008. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.
SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:
• Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
• Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
• Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Valuation Techniques. Many over the counter (“OTC”) contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company’s policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company’s best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.
Fair value for many OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, option volatility and currency rates. In accordance with SFAS No. 157, the impact of the Company’s own credit spreads is also considered when measuring the fair value of liabilities, including OTC derivative contracts. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. As a result of adopting SFAS No. 157 in 2008, the Company recorded a gain in its U.S. GAAP income statement as a result of adjusting the fair value of its derivative financial instruments.

Disclosures related to the Company’s financial instruments recorded at fair value as of and for the year ended December 31, 2008 are shown below.
Assets that are measured at fair value on a recurring basis are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices
			In Active		Significant
			Markets for		Other		Significant
			Identical		Observable		Unobservable
			Assets		Inputs		Inputs
Description	12/31/08		(Level 1)		(Level 2)		(Level 3)

Derivatives	Ps.	379	Ps.	—	Ps.	379	Ps.	—
Retained undivided interests in securitized receivables		1,213						1,213

Total	Ps.	1,592	Ps.	—	Ps.	379	Ps.	1,213

The definition of fair value under U.S. GAAP, which is based on an exit price notion, differs from the definition established by MFRS, which is based on a settlement price notion. Therefore, the Company has included a reconciling item in U.S. GAAP reconciliation as a result of adopting this new accounting pronouncement.

4.
Earnings per share in accordance with U.S. GAAP - Earnings per share in accordance with U.S. GAAP is based on the provisions of SFAS No. 128, “Earnings Per Share”. The methodologies required by MFRS and U.S. GAAP as it relates to the calculation and presentation of the Company’s basic and diluted earnings per share differs only in the net income (loss) utilized for purposes of the calculation.

Income (loss) per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2006		2007		2008
Basic and diluted (loss) income per share from continuing operations	Ps.	(1.92)	Ps.	1.37	Ps.	(1.85)
Discontinued operations		1.66

Basic and diluted (loss) income per common share	Ps.	(0.26)	Ps.	1.37	Ps.	(1.85)

5.
Comprehensive income - Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. Vitro’s items of other comprehensive income are: loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, the currency translation adjustment and the amortization of unrecognized items related to its labor obligations.

See note 25 s), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of SFAS No. 130, “Reporting Comprehensive Income”.

6.
Share-based Payment - In 2006 the Company adopted and currently applies SFAS No. 123(R), “Share-Based Payment”, in accounting for its share-based payment awards. The Company’s employee stock option plan was adopted in 1998. The disclosures required under U.S. GAAP as they relate to this plan are included in note 14 c).

7.
Restrictions that limit the payment of dividends by the registrant - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company’s indebtedness, the Company relies on income from advances, fees, interest and dividends from its’ subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company’s subsidiaries’ ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries’ shareholders (including the Company’s joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders’ meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2008, 2007 and 2006, the net assets of the Company’s subsidiaries were not restricted.

8.
Concentration of credit risk - The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 8% of consolidated net sales in 2008, 2007 and 2006, the Company has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company’s three largest customers accounted for approximately 15% of its consolidated net sales in 2008, 2007 and 2006. The Company conducts periodic evaluations of its customers’ financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

9.
Irrevocable Standby Letters of Credit - As of December 31, 2007 and 2008 VVP Holdings Corp. (one of the Company’s U.S. subsidiaries), had outstanding irrevocable standby letters of credit issued, for insurance purposes, totaling US$13 million.

10.
Vicap Notes - 11 3/8% Vicap Notes registered under the U.S. Securities Act of 1933 were issued by Vicap (now known as SOFIVSA and in 2008 SOFIVSA merged with COVISA), the Company’s 100% owned finance subsidiary, and fully and unconditionally guaranteed by Vitro. There are no restrictions on the ability of Vitro to obtain funds from COVISA by dividend or loan. The Vicap Notes were repaid prior to their maturity date in March 2007.

11.
Statement of Changes in Financial Position - Under MFRS, prior to 2008, Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation.

As mentioned in note 3 a), NIF B-2, is effective January 1, 2008. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period and establishes general rules for the presentation, structure and preparation of a cash flow statement and replaces the statement of changes in financial position on a prospective basis. Differences continue to exist compared to U.S. GAAP in the presentation for items such as interest received and paid.

12.	Recently Issued Accounting Standards
SFAS No. 157, “Fair Value Measurements”, was issued in September 2006. This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. On October 10, 2008, the FASB issued Staff Position (FSP) FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP 157-3 is effective upon issuance. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. We are in the process of determining the potential impact SFAS No. 157 will have on our nonfinancial assets and liabilities on our consolidated financial position and results of operations. The adoption of this new accounting principle on its consolidated financial position and results of operations had a beneficial impact of approximately Ps. 75.
SFAS No. 157 also established a hierarchy that classifies the inputs used to measure fair value. This hierarchy prioritizes the use of inputs used in valuation techniques into three levels based on observable and unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs, which require more judgment, are those inputs described above that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs. If the inputs used to measure fair value fall into different levels, we disclose the item based on the lowest level input that is significant to the fair value measure. The disclosures required by SFAS No. 157 are included in insert r (5).
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” was issued in February 2007. SFAS No. 159, permits expanded use of fair value accounting but does not affect existing standards that require certain assets or liabilities to be carried at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS No. 159, an entity may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” was issued in December 2007. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. However, the Company is in the process of determining the impact of adopting the accounting provisions of this new accounting principle on its consolidated financial position, results of operations and cash flows.
SFAS No. 141(R), Business Combinations, a replacement of FASB No. 141 was issued in December 2007. SFAS No. 141(R) requires (a) an entity to recognize 100% of the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs, among various other modifications to SFAS No. 141. SFAS No. 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. SFAS No. 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS No. 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited. The impact of this standard is dependent upon the level of future acquisitions.
SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” was issued in March 2008. SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for periods beginning after November 15, 2008.
FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, was issued in April 2008. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

SFAS No. 166, “Accounting for Transfers of Financial Assets — an Amendment of SFAS No. 140, or SFAS No. 166” was issued in June 2009. SFAS No. 166 provides for the removal of the concept of a qualifying special-purpose entity from SFAS 140, “Accounting for Transfers of Financial Assets” and removes the exception from applying FIN 46R “Consolidation of Variable Interest Entities” , to qualifying special-purpose entities. It also clarifies that one objective of SFAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. SFAS 166 modifies the financial-components approach used in SFAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset,. SFAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by SFAS 166. SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
SFAS No. 167, “Amendments to FASB Interpretation FIN 46R” was issued in June 2009. The objective of this standard is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FIN 46R “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166 “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS 166. SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC). Such Codification will apply for calendar year companies beginning in 2009.

In January 2009, the Mexican Banking and Securities Commission published amendments to the Mexican Securities Law, making it compulsory for public entities to prepare and present their financial statements using International Financial Reporting Standards (IFRS) beginning 2012 (early adoption is permitted). Management is currently assessing the impact that this potential change would have on the Company’s consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

s)	Comparative consolidated financial statements — U.S. GAAP

CONSOLIDATED BALANCE SHEETS
U.S. GAAP BASIS

	December 31,
	2007		2008
Assets
Cash and cash equivalents	Ps.	1,491	Ps.	1,428
Trade receivables, net		1,293		1,492
Retained undivided interests in securitized receivables		968		1,213
Other receivables		2,589		1,804
Inventories		3,720		4,178
Land and buildings held for sale		—		40
Deferred income taxes		634		1,713

Current assets		10,695		11,868
Investment in unconsolidated and associated companies		764		996
Land and buildings, net		7,884		8,181
Machinery and equipment, net		7,179		7,693
Construction in progress		1,539		1,332
Goodwill		994		913
Deferred income taxes		—		471
Other assets		930		1,335

Total assets	Ps.	29,985	Ps.	32,789

Liabilities
Short-term borrowings	Ps.	253	Ps.	1,601
Current maturities of long-term debt		485		16,887
Trade payables		2,339		2,355
Derivative financial instruments		—		3,709
Sundry creditors		2,209		2,399
Accrued expenses		1,346		1,317
Current portion of unrealized gain on sale of real estate		484		—

Current liabilities		7,116		28,268

Long-term debt		13,439		1,755
Employee retirement obligations		1,686		2,274
Deferred income taxes		477		11
Other long-term liabilities		205		265

Long-term liabilities		15,807		4,305

Total liabilities		22,923		32,573

Minority interest in consolidated subsidiaries		1,212		1,380

Stockholders’ Equity
Total stockholders’ equity (deficit)		5,850		(1,164)

Total liabilities, minority interest in consolidated subsidiaries and stockholders’ equity	Ps.	29,985	Ps.	32,789

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. GAAP BASIS

	Year ended December 31,
	2006		2007		2008

Net sales	Ps.	25,655	Ps.	26,159	Ps.	26,854
Cost of sales		18,875		18,429		19,736

Gross profit		6,780		7,730		7,118
Selling, general and administrative expenses, net		5,344		5,206		5,664

Operating income		1,436		2,524		1,454

Interest expense		2,150		1,935		2,103
Derivative instruments		337		203		3,691
Interest income		(133)		(169)		(63)
Exchange loss, net		214		83		3,580
Gain from monetary position		(536)		(504)		—

Total financing cost		2,032		1,548		9,311

Operating (loss) income after financing cost		(596)		976		(7,857)
Other income (expenses), net		52		(491)		21

(Loss) income from continuing operations before taxes		(544)		485		(7,836)
Income and asset tax expense (benefit)		175		(74)		(1,489)
Minority interest		150		(107)		(31)
Share in earnings of unconsolidated associated companies		15		17		21

Net (loss) income from continuing operations		(554)		469		(6,337)
Discontinued operations including a gain on disposal of discontinued operations of Ps. 513 in 2006, net of taxes of Ps. (86)		480		—		—

Net (loss) income	Ps.	(74)	Ps.	469	Ps.	(6,337)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
U.S. GAAP BASIS

	2006		2007		2008

Stockholders’ equity at the beginning of the year	Ps.	4,913	Ps.	5,710	Ps.	5,850
Comprehensive income (loss):
Net (loss) income		(74)		469		(6,337)

Other comprehensive income (loss):

Employee retirement obligations		—		(282)		(588)
Gain from holding nonmonetary assets		(126)		(141)		—
Cumulative translation adjustment		1		11		402
Deferred income taxes		(67)		259		193
Effect of applying Bulletin B-10		(34)		32		—

Other comprehensive (loss) income		(226)		(121)		7

Comprehensive (loss)		(300)		348		(6,330)
Bulletin B-15 adjustments		(45)		(72)		—
SFAS No. 158 Adjustment		(131)		—		—
Dividends declared and paid		(95)		(136)		(143)
Sale of treasury stock		70		—		75
Issuance of capital stock		577		—		—
Dilution of minority interest		721		—		(616)

Stockholders’ equity (deficit) at the end of the year	Ps.	5,710	Ps.	5,850	Ps.	(1,164)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS*

	Year ended December 31,
	2006		2007		2008

Operating Activities:
(Loss) income from continuing operations	Ps.	(554)	Ps.	469	Ps.	(6,337)
Effect of constant pesos and monetary gain		(453)		(532)		—

(Loss) income from continuing operations in nominal pesos		(1,007)		(63)		(6,337)
Add (deduct) non-cash items:
Minority interest		(145)		108		(31)
Depreciation and amortization		1,718		1,400		1,500
Provision for employee retirement obligations and other long-term liabilities		377		344		437
Impairment						239
Amortization of debt issuance costs		188		166		55
Share in earnings of unconsolidated associated companies		(13)		(17)		(21)
Dividends received from unconsolidated associated companies		12		28		—
Derivative financial instruments		(107)		208		3,691
Gain from sale of subsidiaries		34		12		—
Loss (gain) from sale of fixed assets		48		(371)		(488)
Deferred income tax and workers’ profit sharing		71		(404)		(1,806)
Exchange (gain) loss		197		145		3,972
Changes in operating assets and liabilities
Increase (decrease) in trade payables		213		278		(291)
Decrease (increase) in trade receivables		26		(181)		(12)
(Increase) decrease in inventories		320		(265)		(17)
Changes in other current assets and liabilities		(471)		467		(42)
Employee retirement obligations		(557)		(472)		(425)
Net loss from discontinued operations		(30)		—		—
Operating assets and liabilities from discontinued operations		29		—		—
Derivative financial instruments		—		—		(1,138)

Net cash provided by (used in) operating activities		903		1,383		(714)

Investing Activities:
Sale of land, buildings, machinery and equipment		1,342		71		20
Investment in land, buildings, machinery and equipment		(1,009)		(2,146)		(1,550)
Sale of subsidiaries and associated companies		1,049		38		—
Investment in subsidiaries				(177)		(63)
Restricted cash		385		(327)		314
Discontinued operations		20		—		—
Capital distribution to minority interest		(21)		(21)		—
Deferred charges and other long-term assets		(86)		(316)		70

Net cash provided by (used in) investing activities		1,680		(2,878)		(1,209)

	Year ended December 31,
	2006		2007		2008
Financing Activities:
Proceeds from short-term borrowings		4,603		2,413		1,072
Proceeds from long-term debt		840		13,581		2,018
Payment of short-term borrowings		(3,191)		(4,644)		—
Payment of long-term debt		(5,419)		(9,201)		(1,020)
Debt issuance costs		(23)		(285)		(63)
Issuance of capital stock		556		—		—
Sale (purchase) of treasury stock		67		(1)		75
Dividends paid to stockholders of Vitro		(92)		(133)		(143)
Dividends paid to minority interests		(20)		(47)		(109)
Other financing activities		—		279		(36)
Discontinued operations		(19)		—		—

Net cash (used in) provided by financing activities		(2,698)		1,962		1,794

Net (decrease) increase in cash and cash equivalents		(115)		467		(129)
Exchange rate effect on cash and cash equivalents		26		(18)		66
Balance at beginning of year		1,131		1,042		1,491

Balance at end of year	Ps.	1,042	Ps.	1,491	Ps.	1,428

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps.	1,694	Ps.	1,369	Ps.	1,993
Income taxes		20		441		185
*
This consolidated statement of cash flows on the basis of nominal pesos is presented to fulfill disclosure requirements of the International Practices Task Force of the American Institute of Certified Public Accountants.

Schedule II – Valuation and Qualifying Accounts – MFRS
For the years ended December 31, 2008, 2007 and 2006

	Balance at the						Changes for
	beginning of						effects of		Balance at the end
	year		Additions		Deductions		inflation		of the year

Year ended December 31, 2008
Allowance for doubtful accounts	Ps.	262	Ps.	113	Ps.	7			Ps.	368
Deferred tax valuation allowance		286		313						599

	Ps.	548	Ps.	426	Ps.	7			Ps.	967

Year ended December 31, 2007
Allowance for doubtful accounts	Ps.	213	Ps.	115	Ps.	59	Ps.	(7)	Ps.	262
Deferred tax valuation allowance		269		159		132		(10)		286

	Ps.	482	Ps.	274	Ps.	191	Ps.	(17)	Ps.	548

Year ended December 31, 2006
Allowance for doubtful accounts	Ps.	203	Ps.	72	Ps.	55	Ps.	(7)	Ps.	213
Deferred tax valuation allowance		628		192		526		(25)		269

	Ps.	831	Ps.	264	Ps.	581	Ps.	(32)	Ps.	482

26.	Guarantor and non-guarantor financial information
As disclosed in note 10), the Company issued US$ 700 million of senior guaranteed notes due February 1, 2017 callable after year 2012 at a coupon of a 9.125% and US$ 300 million of senior unsecured notes due February 1, 2012 not callable for the notes’ life at a coupon of 8.65% (together the “Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at its subsidiary Viméxico.
The obligations of the Company pursuant to each series of the Notes, including any repurchase obligation resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by VENA and its wholly-owned subsidiaries and Viméxico and its wholly-owned subsidiaries.
The following Vitro subsidiaries are designated as guarantors as of December 31, 2007; Viméxico, VENA, Vitro Corporativo, S.A. de C.V., Servicios Corporativos de Edificaciones, S.A. de C.V, Vidriera Monterrey, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V., Vidriera Guadalajara, S.A. de C.V., Vidriera Querétaro, S.A. de C.V.,  Vidriera Toluca, S.A. de C.V., Compañía Vidriera, S.A. de C.V., Fabricación de Máquinas, S.A. de C.V., Servicios Integrales de Acabados, S.A. de C.V., Inmobiliaria Loma del Toro, S.A. de C.V., Industria del Alcali, S.A. de C.V., Servicios Vitro Cosmos, S.A. de C.V., Servicios Vidriera los Reyes, S.A. de C.V., Servicios Vidriera Guadalajara, S.A. de C.V., Servicios Vidriera Querétaro, S.A. de C.V., Servicios VidrieraToluca, S.A. de C.V., Vidrio Lux, S.A., Vitro Packaging, Inc.,  Vitro Europa, Ltd., American Asset Holdings, Corp., Crisa Holding Corp., Troper Inc., Troper Services, Inc.,  Amsilco Holdings, Inc., BBO Holdings, Inc., Crisa Corp.,  Vitro Automotriz, S.A. de C.V., Vitro Flex, S.A. de C.V, Vitro Vidrio y Cristal, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Vitrocar, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., Vau, S.A. de C.V., VVP Holdings Corp., VVP Autoglass, Inc., Vitro America, Inc., Super Sky Products, Inc., Super Sky International, Inc., VVP Finance Corp., Super Sky Constructors, Inc., Vitro Colombia, S.A., VVP Europa Holdings, B.V., Vitro do Brasil Industria e Comercio, Ltda., Vitro Chemicals, Fibers and Mining, Inc., Vitro Global, Ltd, Vidrio y Cristal del Noroeste, S.A de C.V., Vidrio Plano, S.A. de C.V., Distribuidora de Vidrio y Cristal, S.A. de C.V., and Vidrio Plano de Mexicali, S.A. de C.V.
The following condensed consolidating financial information includes separate columnar information for:
•	Vitro (the parent company issuer),
•	Vitro’s combined wholly-owned guarantors,
•
Consolidated information for Viméxico and its subsidiaries (Viméxico and its wholly-owned guarantor and non-guarantor subsidiaries – the guarantor and non-guarantor financial information for Viméxico and its subsidiaries is included in note 23 of Viméxico’s consolidated financial statements),

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

a)	Supplemental condensed consolidating balance sheets presented in accordance with MFRS:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		and		Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	6,227	Ps.	5,962	Ps.	1,302	Ps.	921	Ps.	(8,364)	Ps.	6,048
Retained undivided interests in securitized receivables		—		312		656		—		—		968

Inventories, net		—		1,824		2,000		296		—		4,120

Current assets		6,227		8,098		3,958		1,217		(8,364)		11,136

Property, plant and equipment, net		2,198		8,183		5,777		1,866		(183)		17,841
Deferred taxes		—		636		570		5		(181)		1,030
Other assets		20,807		2,662		1,363		117		(22,769)		2,180

Long-term assets		23,005		11,481		7,710		1,988		(23,133)		21,051

Total assets	Ps.	29,232	Ps.	19,579	Ps.	11,668	Ps.	3,205	Ps.	(31,497)	Ps.	32,187

Short-term borrowings	Ps.	131	Ps.	326	Ps.	281	Ps.	205	Ps.	—	Ps.	943

Accrued expenses and other current liabilities		7,851		6,016		4,605		917		(13,192)		6,197

Current liabilities		7,982		6,342		4,886		1,122		(13,192)		7,140

Long-term liabilities		13,824		9,138		735		818		(8,854)		15,661

Total liabilities		21,806		15,480		5,621		1,940		(22,046)		22,801

Total majority interest		7,426		4,099		4,453		1,265		(9,817)		7,426

Minority interest in consolidated subsidiaries		—		—		1,594		—		366		1,960

Total stockholders’ equity		7,426		4,099		6,047		1,265		(9,451)		9,386

Total liabilities and stockholders’ equity	Ps.	29,232	Ps.	19,579	Ps.	11,668	Ps.	3,205	Ps.	(31,497)	Ps.	32,187

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		and		Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	7,204	Ps.	4,000	Ps.	2,451	Ps.	587	Ps.	(9,478)	Ps.	4,764
Retained undivided interests in securitized receivables				487		726						1,213

Inventories, net				1,991		2,199		4		(16)		4,178

Current assets		7,204		6,478		5,376		591		(9,494)		10,155

Property, plant and equipment, net		1,377		8,738		5,813		1,843		(498)		17,273
Deferred taxes		202		1,959		1,318		13		(74)		3,418
Other assets		17,772		5,167		1,444		72		(21,353)		3,102

Long-term assets		19,351		15,864		8,575		1,928		(21,925)		23,793

Total assets	Ps.	26,555	Ps.	22,342	Ps.	13,951	Ps.	2,519	Ps.	(31,419)	Ps.	33,948

Short-term borrowings	Ps.	17,354	Ps.	415	Ps.	719	Ps.	—	Ps.	—	Ps.	18,488
Derivative financial instruments		—		4,031		986		—		(1,240)		3,777
Accrued expenses and other current liabilities		6,760		5,109		6,049		1,284		(13,119)		6,083

Current liabilities		24,114		9,555		7,754		1,284		(14,359)		28,348

Long-term liabilities		737		9,041		803		1,187		(9,276)		2,492

Total liabilities		24,851		18,596		8,557		2,471		(23,635)		30,840

Total majority interest		1,704		3,746		1,377		48		(5,171)		1,704

Minority interest in consolidated subsidiaries						4,017				(2,613)		1,404

Total stockholders’ equity		1,704		3,746		5,394		48		(7,784)		3,108

Total liabilities and stockholders’ equity	Ps.	26,555	Ps.	22,342	Ps.	13,951	Ps.	2,519	Ps.	(31,419)	Ps.	33,948

b)	Supplemental condensed consolidating statements of operations presented in accordance with MFRS:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	566	Ps.	12,923	Ps.	13,462	Ps.	2,255	Ps.	(1,330)	Ps.	27,876

Cost of sales		—		8,979		9,959		1,313		(21)		20,230

Selling, general and administrative expenses		87		2,315		3,085		871		(829)		5,529

Total financing cost		374		1,242		631		49		(20)		2,276

Other expenses (income), net		3		13		450		114		(809)		(229)

Income tax expense (benefit)		150		212		(77)		46		(103)		228

Net (loss) income from continuing operations		(48)		162		(586)		(138)		452		(158)

Income (loss) from discontinued operations		449		—		—		(31)		31		449

Net income (loss) for the year		401		162		(586)		(169)		483		291

Net minority income (loss)		—		—		188		—		(298)		(110)

Net majority income (loss)	Ps.	401	Ps.	162	Ps.	(774)	Ps.	(169)	Ps.	781	Ps.	401

			Combined		Consolidated		Combined			Adjustments
			Wholly-Owned		Viméxico and		Non-			And	Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	775	Ps.	13,487	Ps.	13,605	Ps.	2,511	Ps.	(1,787)	Ps.	28,591

Cost of sales		—		9,255		9,578		1,556		(202)		20,187

Selling, general and administrative expenses		100		2,360		3,245		859		(864)		5,700

Total financing cost		803		797		443		66		(449)		1,660

Other (income) expenses, net		(2)		544		91		56		180		869

Income tax (benefit) expense		(113)		360		152		36		(391)		44

Net (loss) income for the year		(13)		171		96		(62)		(61)		131

Net minority income (loss)		—		—		182		—		(38)		144

Net majority (loss) income	Ps.	(13)	Ps.	171	Ps.	(86)	Ps.	(62)	Ps.	(23)	Ps.	(13)

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	(628)	Ps.	14,752	Ps.	13,230	Ps.	2,537	Ps.	(878)	Ps.	29,013

Cost of sales				10,633		9,703		1,573		(630)		21,279

Selling, general and administrative expenses		161		2,175		3,341		918		(571)		6,024

Total financing cost		5,294		5,616		1,398		189		(3,420)		9,077

Other (income) expenses, net		25		(257)		141		4		577		490

Income tax (benefit) expense		(402)		(847)		(735)		10		(201)		(2,175)

Net (loss) income for the year		(5,706)		(2,568)		(618)		(157)		3,367		(5,682)

Net minority income (loss)						206				182		24

Net majority (loss) income	Ps.	(5,706)	Ps.	(2,568)	Ps.	(824)	Ps.	(157)	Ps.	3,549	Ps.	(5,706)

c)	Supplemental condensed consolidating statements of changes in financial position presented in accordance with MFRS:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		and		Vitro
For the year ended December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Operating Activities:
Net income (loss) from continuing operations	Ps.	(48)	Ps.	162	Ps.	(586)	Ps.	(138)	Ps.	452	Ps.	(158)

Depreciation and amortization		11		1,049		598		137		—		1,795
Provision for employee retirement obligations		—		286		138		3				427
Amortization of debt issuance costs		77		84		37		—		—		198
Write-off and loss from sale of assets		(882)		(56)		465		58		13		(402)
Other non-cash charges		(833)		(1,408)		(384)		3		2,494		(128)

(Increase) decrease in inventories		—		(165)		451		(73)		10		223
Changes in other current assets and liabilities		2,284		(393)		(815)		(77)		(1,284)		(285)

Employee retirement obligations		—		(406)		(188)		(2)		7		(589)

Net resources generated by (used in) operating activities		609		(847)		(284)		(89)		1,692		1,081

Financing Activities:
Banks loans, net		(1,506)		358		(2,214)		202		26		(3,134)

Issuance of capital stock		578		—		1,526		—		(1,526)		578

Other financing activities		(26)		5		469		438		(946)		(60)

Net resources (used in) generated by financing activities		(954)		363		(219)		640		(2,446)		(2,616)

Investing Activities:
Investments in land, buildings, machinery And equipment		(507)		(848)		(330)		(116)		549		(1,252)
Proceeds from sale of land, machinery And equipment		1,404		504		339		53		(607)		1,693

Restricted cash		—		35		281		103		—		419

Investments in subsidiaries		—		—		—		(218)		—		(218)
Proceeds from sale of subsidiaries And associated companies		681		65		177		—		291		1,214
Other investing activities		(562)		(5)		(117)		(376)		521		(539)

Net resources generated by (used in) investing activities		1,016		(249)		350		(554)		754		1,317

Net increase (decrease) in cash and cash equivalents		671		(733)		(153)		(3)		—		(218)

Balance at beginning of year		2		968		323		147		—		1,440

Balance at end of year	Ps.	673	Ps.	235	Ps.	170	Ps.	144	Ps.	—	Ps.	1,222

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Operating Activities:

Net (loss) income	Ps.	(13)	Ps.	171	Ps.	96	Ps.	(62)	Ps.	(61)	Ps.	131
Depreciation and amortization		15		771		480		148		—		1,414
Provision for employee retirement obligations		—		176		57		28		—		261
Amortization of debt issuance costs		24		142		4		—		—		170
Impairment of long-lived assets		—		—		91		31		—		122
Loss (gain) from sale of long-lived assets		—		(89)		(55)		—		191		47
Derivative financial instruments		87		100		29		—				216
Deferred taxes		(113)		(183)		(104)		3		47		(351)
Other non-cash charges		296		22		20		—		(230)		108

(Increase) decrease in trade receivables		—		171		(194)		(39)		(145)		(207)
(Increase) decrease in inventories		—		(334)		(19)		42		3		(308)
Increase (decrease) in trade payables		—		—		223		55		(35)		243
Changes in other current assets and liabilities		741		(462)		105		(32)		77		429
Employee retirement obligations		—		(351)		(101)		(20)		—		(472)

Net resources generated by (used in) operating activities		1,037		134		632		154		(154)		1,803

Financing Activities:
Banks loans, net		9,959		(7,839)		(270)		243		(22)		2,071
Debt issuance cost		(76)		(208)		(9)		—		—		(293)
Dividends paid		(136)		—		(51)		(101)		73		(215)
Other financing activities		(10,266)		7,939		261		134		2,418		486

Net resources (used in) generated by financing activities		(519)		(108)		(69)		276		2,469		2,049

Investing Activities:
Investments in land, buildings, machinery and equipment		(306)		(1,919)		(324)		(445)		299		(2,695)
Proceeds from sale of land, machinery and equipment		—		239		131		1		(299)		72
Restricted cash		—		(322)		(9)		—		—		(331)
Investments in subsidiaries		(144)		—		(181)		—		144		(181)
Proceeds from sale of subsidiaries and associated companies		12		25		—		—		—		37
Other long-term assets		—		—		49		—		(85)		(36)
Deferred charges		—		(80)		(206)		(16)				(302)
Other investing activities		—		2,336		—		38		(2,374)		—

Net resources (used in) generated by investing activities		(438)		279		(540)		(422)		(2,315)		(3,436)

Net increase in cash and cash equivalents		80		305		23		8		—		416

Balance at beginning of year		673		235		170		144		—		1,222

Balance at end of year	Ps.	753	Ps.	540	Ps.	193	Ps.	152	Ps.	—	Ps.	1,638

d)	Supplemental condensed consolidating statement of cash flows presented in accordance with MFRS:

			Combined		Consolidated		Combined		Adjustments
			Wholly-Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

OPERATING ACTIVITIES:
Loss (income) before income taxes	Ps.	(6,108)	Ps.	(3,415)	Ps.	(1,353)	Ps.	(147)	Ps.	3,166	Ps.	(7,857)
Items related to investing and financing activities:
Depreciation and amortization		97		749		488		149		(14)		1,469
Other from operating activities		1,716		(230)		(92)				(1,402)		(8)
Impairment of long-lived assets						196						196
Derivative financial instruments		(21)		3,254		617		—		(84)		3,766
Foreign exchange loss		3,697		1,210		167		(6)		(1,453)		3,614
Interest expense		1,646		992		610		148		(1,307)		2,089
Trade receivables				354		(372)		7		(306)		(317)
Other current assets and liabilities		(302)		426		354		(325)		(330)		(176)

Income tax paid		(127)		(213)		10		(28)		146		(211)

Net cash provided by operating activities		598		3,127		625		(202)		(1,584)		2,565
INVESTING ACTIVITIES
Investments in machinery and equipment		(44)		(280)		(136)		(1,356)		38		(1,778)
Other assets		—		241		(13)		15		89		332
Deferred charges		(6)		(137)		(119)		(38)		38		(262)
Others from investing activities		1,510		305		(657)		(5)		(1,155)		(3)

Net cash used in investing activities		. 1,460		129		(925)		(1,384)		(990)		(1,711)
Excess cash to apply to financing activities		2,058		3,256		(300)		(1,586)		(2,574)		854
FINANCING ACTIVITIES:
Proceeds from short-term bank loans		457		312		315		71		—		1,155
Interest paid		(1,447)		(1,048)		(645)		(127)		1,223		(2,044)
Proceeds from long-term bank loans		400		433		88		1,055		—		1,976
Payments of long-term bank loans		(299)		(644)		(77)		—		—		(1,020)
Derivative financial instruments		187		(681)		156		—		(800)		(1,138)
Other financing activities		(1,187)		(2,491)		584		665		2,153		(276)

Net cash provided by financing activities		(1,889)		(4,119)		421		1,664		2,576		(1,347)
Net decrease in cash and cash equivalents		169		(863)		121		78		2		(493)
Adjustment to cash flows due to exchange rate fluctuations		—		115		(41)		—		—		74
Desconsolidation of subsidiary		—		—		—		(105)		—		(105)
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 388)		753		911		211		151		—		2,026

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 74)	Ps.	922	Ps.	163	Ps.	291	Ps.	124	Ps.	2	Ps.	1,502

e)	Supplemental condensed consolidating financial information reconciled from MFRS to U.S. GAAP:
As disclosed in note 25, through December 31, 2007, the Company’s reconciliation from MFRS to U.S. GAAP does not eliminate the effects of inflation as it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes
The other differences between MFRS and U.S. GAAP and the effects on consolidated net income (loss) and consolidated stockholders’ equity as it relates to the Company’s guarantor and non-guarantor subsidiaries are presented below (see note 25 for a description of such differences):

			Combined
			Wholly-			Consolidated	Combined		Adjustments
			Owned			Viméxico and	Non-		and		Vitro
For the year ended December 31, 2006	Vitro		Guarantors			Subsidiaries	Guarantors		Eliminations		Consolidated

Net income (loss) of majority interest as reported under MFRS	Ps.	401	Ps.	162	Ps.	(774)	Ps.	(169)	Ps.	781	Ps.	401

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see note 25 a)		—		—		—	—			26		26
Deferred income taxes (see note 25 b)		233		(137)		(182)	—			140		54
Negative goodwill and reduction in depreciation expense (see note 25 c)		30		—		—	—			—		30
Deferred workers’ profit sharing (see note 25 d)		—		(36)		(15)	—			—		(51)
Monetary position result on deferred income taxes and deferred workers profit sharing (see note 25 e)		(2)		33		13	—			—		44
Capitalization of interest (see note 25 f)		—		63		9	—			—		72
Amortization of capitalized interest (see note 25 f)		—		(28)		(8)	—			—		(36)
Effect of applying Bulletin B-10 (see note 25 h)		—		(119)		(68)	—			—		(187)
Effect of applying Bulletin B-15 (see note 25 i)		1		17		4	—			12		34
Discontinued operations (see note 25 k)		(57)		—		—	—					(57)
Employee retirement obligations (see note 25 m)		—		20		11	—			—		31
Purchase of Visteon’s capital investment (see note 25 n)		—		—		1	—			—		1

Sale of real estate (see 25 p)		(815)		—		—	—			—		(815)
Impairment of long–lived assets (See note 25 q)		—		—		379	—			—		379

Investment in subsidiaries		135		—		—	—			(135)		—

Total U.S. GAAP adjustments		(475)		(187)		144	—			43		(475)

Net (loss) income under U.S. GAAP	Ps.	(74)	Ps.	(25)	Ps.	(630)	Ps.	(169)	Ps.	824	Ps.	(74)

			Combined			Consolidated	Combined			Adjustments
			Wholly-Owned			Viméxico and	Non-			and	Vitro
For the year ended December 31, 2007	Vitro		Guarantors			Subsidiaries	Guarantors			Eliminations	Consolidated

Net income (loss) of majority interest as reported under MFRS	Ps.	(13)	Ps.	171	Ps.	(86)	Ps.	(62)	Ps.	(23)	Ps.	(13)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest(see note 25 a)		—		—		3	—			14		17
Deferred income taxes (see note 25 b)		(120)		110		(37)	—			102		55
Monetary position result on deferred income taxes and deferred workers profit sharing (see note 25 e)		(10)		24		17	—			—		31
Capitalization of interest (see note 25 f)		—		16		—	—			—		16
Amortization of capitalized interest (see note 25 f)		—		(32)		(4)	—			—		(36)
Effect of applying Bulletin B-10 (see note 25 h)		—		(15)		(21)	—			—		(36)
Discontinued operations (see note 25 k)		26		—		—	—			—		26
Employee retirement obligations (see note 25 m)		—		(8)		(7)	—			—		(15)
Purchase of Visteon’s capital investment (see note 25 n)		—		—		5	—			—		5
Sale of real state (see note 25 p)		429		—		—	—			—		429
Impairment of long–lived assets (see note 25 q)		—		—		(10)	—			—		(10)
Investment in subsidiaries		157		—		—	—			(157)		—

Total U.S. GAAP adjustments		482		95		(54)	—			(41)		482

Net income (loss) under U.S. GAAP	Ps.	469	Ps.	266	Ps.	(140)	Ps.	(62)	Ps	(64)	Ps.	469

				Combined		Consolidated	Combined		Adjustments
				Wholly-Owned		Viméxico and	Non-		and		Vitro
For the year ended December 31, 2008	Vitro			Guarantors		Subsidiaries	Guarantors		Eliminations		Consolidated

Net (loss) income of majority interest as reported under MFRS	Ps.	(5,706)	Ps.	(2,568)	Ps.	(824)	Ps.	(157)	Ps.	3,549	Ps.	(5,706)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest(see note 25 a)		—		(9)		48	—			—		39
Deferred income taxes (see note 25 b)		108		(870)		55	—			—		(707)
Negative goodwill and reduction in depreciation expense (see e)		—		—		(43)	—			—		(43)
Capitalization of interest (see note 25 f)		—		(358)		—	—			—		(358)
Amortization of capitalized interest (see note 25 f)		—		(34)		(5)	—			—		(39)
Effect of applying Bulletin B-10 (see note 25 h)		—		(21)		18	—			—		(3)
Effect of SFAS No. 158 (see m)		—		23			—			—		23
Derivative financial instruments (see j)		—		58		17	—			—		75
Employee retirement obligations (see note 25 m)		—		25		11	—			—		36
Purchase of Visteon’s capital investment (see note 25 n)		—		—		5	—			—		5
Sale of real estate (see note 25 p)		386		—		—	—			—		386
Impairment of long–lived assets (see note 25 q)		—		—		(45)	—			—		(45)

Total U.S. GAAP adjustments		494		(1,186)		61	—			—		(631)

Net income (loss) under U.S. GAAP	Ps.	(5,212)	Ps.	(3,754)	Ps.	(763)	Ps.	(157)	Ps.	3,549	Ps.	(6,337)

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Total stockholders’ equity reported under MFRS	Ps.	7,426	Ps.	4,099	Ps.	6,047	Ps.	1,265	Ps.	(9,451)	Ps.	9,386
Less minority interest included as stockholders’ equity under MFRS (see note 25 a)		—		—		(1,594)		—		(366)		(1,960)

Majority stockholders’ equity under MFRS		7,426		4,099		4,453		1,265		(9,817)		7,426

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see note 25 a)		—		—		(49)		—		25		(24)

Deferred income taxes (see note 25 b)		146		(524)		(541)		6		240		(673)

Capitalization of interest (see note 25 f)		—		332		42		—		—		374
Accumulated amortization of capitalized interest (see note 25 f)		—		(163)		(22)		—		—		(185)

Goodwill (see note 25 g)		—		—		124		—		—		124
Effect of applying Bulletin B-10 (see note 25 h)		—		21		(18)		—		—		3
Effect of SFAS No. 158 (see note 25 m)		—		(711)		(163)		(21)		—		(895)
Employee retirement obligations (see note 25 m)		—		(61)		(38)		(1)		—		(100)
Purchase of Visteon’s capital investment (see note 25n)		—		—		(67)		—		—		(67)

Sale of real state (see note 25 p)		(386)		—		—		—		—		(386)
Impairment of long-lived assets (see note 25 q)		(149)		12		390		—		—		253

Investment in subsidiaries		(1,187)		—		—		—		1,187		—

Total U.S. GAAP adjustments		(1,576)		(1,094)		(342)		(16)		1,452		(1,576)

Total stockholders’ equity under U.S. GAAP	Ps.	5,850	Ps.	3,005	Ps.	4,111	Ps.	1,249	Ps.	(8,365)	Ps.	5,850

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Total stockholders’ equity reported under MFRS	Ps.	1,704	Ps.	3,746	Ps.	5,394	Ps.	48	Ps.	(7,784)	Ps.	3,108
Less minority interest included as stockholders’ equity under MFRS (see note 25 a)		—				(4,017)		—		2,613		(1,404)

Majority stockholders’ equity under MFRS		1,704		3,746		1,377		48		(5,171)		1,704

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see note 25 a)		—		—		3		—		22		25

Deferred income taxes (see note 25 b)		38		(872)		(415)		15		—		(1,234)

Capitalization of interest (see note 25 f)		—		(26)		42		—		—		16
Goodwill (see note 25 g)		—		—		81		—		—		81
Accumulated amortization of capitalized interest (see note 25 f)		—		(197)		(27)		—		—		(224)

Effect of SFAS No. 158 (see note 25 m)		—		(1,280)		(414)		(55)		—		(1,749)

Derivative financial instruments (see j)		—		58		17		—		—		75
Employee retirement obligations (see note 25 m)		—		(36)		(27)		(1)		—		(64)
Purchase of Visteon’s capital investment (see note 25n)		—		—		(62)		—		—		(62)
Purchase of remaining 40% interest in Vitro Cristalglass (see note 25 o)		—		—		60		—		—		60
Impairment of long-lived assets (see note 25 p)		(149)		12		345		—		—		208

Total U.S. GAAP adjustments		(111)		(2,341)		(397)		(41)		22		(2,868)

Total stockholders’ equity (equity) under U.S. GAAP	Ps.	1,593	Ps.	1,405	Ps.	980	Ps.	7	Ps.	(5,149)	Ps.	(1,164)

f)	Supplemental U.S. GAAP Cash Flow Information
The classifications of cash flows under MFRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between MFRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.
For the Guarantors, the following table summarizes the cash flow items as required under SFAS No. 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2006, 2007 and 2008, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15 for periods prior to December 31, 2007. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power.

				Combined
				Wholly-		Consolidated		Combined	Adjustments
				Owned		Viméxico and		Non-	and		Vitro
As of December 31, 2006	Vitro			Guarantors		Subsidiaries		Guarantors	Eliminations		Consolidated

Net cash provided by (used in) operating activities	Ps.	427	Ps.	(657)	Ps.	(293)	Ps.	(72)	Ps.	1,498	Ps.	903

Net cash (used in) provided by financing activities		(1,049)		181		(142)		770		(2,458)		(2,698)

Net cash provided by (used in) investing activities		1,270		(181)		308		(695)		978		1,680
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined		Consolidated
			Wholly-		Viméxico		Combined		Adjustments
			Owned		and		Non-		and		Vitro
As of December 31, 2006	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Interest paid	Ps.	549	Ps.	863	Ps.	658	Ps.	723	Ps.	(1,099)	Ps.	1,694

Income taxes paid		(1,847)		1,675		151		29	12			20

			Combined
			Wholly-		Consolidated			Combined		Adjustments
			Owned		Viméxico and			Non-		and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated

Net cash provided by (used in) operating activities	Ps.	547	Ps.	629	Ps.	549	Ps.	(30)	Ps.	(312)	Ps.	1,383

Net cash (used in) provided by financing activities		(4)		(879)		(7)		141		2,711		1,962

Net cash (used in) provided by investing activities		(438)		582		(505)		(116)		(2,401)		(2,878)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined		Consolidated
			Wholly-		Viméxico		Combined			Adjustments
			Owned		and		Non-			and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Interest paid	Ps.	914	Ps.	1,492	Ps.	373	Ps.	88	Ps.	(1,498)	Ps.	1,369

Income taxes paid		(581)		834		204		10		(26)		441

			Combined		Consolidated
			Wholly-		Viméxico			Combined		Adjustments
			Owned		and			Non-		and	Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated

Net cash provided by (used in) operating activities	Ps.	(662)	Ps.	1,673	Ps.	187	Ps.	(491)	Ps.	(1,421)	(714)

Net cash (used in) provided by financing activities		(629)		(2,389)		909		1,750		2,153	1,794

Net cash (used in) provided by investing activities		1,460		168		(977)		(1,130)		(730)	(1,209)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined		Consolidated
			Wholly-		Viméxico		Combined			Adjustments
			Owned		and		Non-			and	Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Interest paid	Ps.	1,447	Ps.	1,048	Ps.	645	Ps.	127	Ps.	(1,274)	Ps.	1,993

Income taxes paid		127		213		10		2		(167)		185

Viméxico, S.A. de C.V. and Subsidiaries
Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Vimexico, S.A. de C.V.
Garza Garcia, N.L., Mexico
We have audited the accompanying consolidated balance sheets of Viméxico, S.A. de C.V. and subsidiaries (the “Company”), subsidiary of Vitro S.A.B. de C.V. (Vitro), as of December 31, 2007 and 2008, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, of cash flows for the year ended December 31, 2008, and of changes in financial position for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vimexico S.A. de C.V. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2008, their cash flows for the year ended December 31, 2008, and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.
As disclosed in Note 1 to the accompanying consolidated financial statements, at the Extraordinary General Shareholders’ meeting held on December 11, 2006, it was agreed to merge the Company with Vitro Plan, S.A. de C.V. both of which were subsidiaries under the common control of Vitro, S.A.B. de C.V. Subsequent to the merger, the Company remained as the surviving entity and assumed all the rights and obligations of the newly merged entity. As the transaction was entered into between entities under common control, the financial statements of the merged entity were presented as if two subsidiaries had been combined as of the earliest period presented.
Effective January 1, 2008, as mentioned in Note 3a), the Company adopted the following new Mexican Financial Reporting Standards: NIF B-2, “Statement of Cash Flows”; NIF B-10, “Effects of Inflation”; NIF B-15, “Foreign Currency Translation”; NIF D-3, “Employee Benefit’s” and NIF D-4, “Income Taxes”. Therefore, the consolidated financial statements are not comparable.
The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern. As disclosed in note 2a), to the accompanying consolidated financial statements, as of December 31, 2008, the Company incurred a net loss of Ps. 618 million and its current liabilities exceed their current assets by Ps. 2,378 million. Additionally, as disclosed in note 8 c) to the accompanying consolidated financial statements, as of December 31, 2008 Vitro was not in compliance with its unsubordinated Senior Notes and has initiated negotiations with its financial creditors to restructure such debt; Viméxico, S.A. de C.V. and certain of its subsidiaries guarantee the debt. These factors raise substantial doubt about its ability to continue as a going concern. Vitro’s plans concerning these matters are also discussed in Note 8 c) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2008, and the determination of stockholders’ equity as of December 31, 2007 and 2008, to the extent summarized in Note 22.

As disclosed in Note 22 p) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” as it relates to its financial instruments carried at fair value effective January 1, 2008 and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 31, 2006.
The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
C.P.C. Gricelda García Ruiz
Monterrey, N.L., Mexico
April 6, 2009
June 30, 2009 as to Notes 22 and 23

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2007 and 2008
(Millions of Mexican pesos)

	2007		2008

Assets
Cash and cash equivalents	Ps.	193	Ps.	271
Trade receivable, net		670		755
Retained undivided interests in securitized receivables		656		726
Taxes receivable		8		203
Other receivable		431		1,222
Inventories		2,000		2,199

Current assets		3,958		5,376

Land and buildings, net		2,658		2,598
Machinery and equipment, net		2,943		2,843
Construction in progress		176		372
Goodwill, net		861		771
Employee retirement obligation asset				66
Deferred taxes		570		1,318
Other assets		502		607

Long-term assets		7,710		8,575

Total assets	Ps.	11,668	Ps.	13,951

Liabilities
Short-term borrowings	Ps.	254	Ps.	671
Current maturities of long-term debt		27		48
Trade payables		1,221		1,028
Accrued expenses		391		321
Derivative financial instruments		70		986
Accounts and notes payables to affiliates		2,285		2,789
Other current liabilities		638		1,911

Current liabilities		4,886		7,754

Long-term debt		127		177
Long-term notes payables to Vitro		294		374
Employee retirement obligations		39
Deferred taxes		76
Other long-term liabilities		199		252

Long-term liabilities		735		803

Total liabilities		5,621		8,557

Commitments and contingencies (note 11)
Stockholders’ equity
Capital stock		4,721		4,721
Additional paid-in capital				(1,885)
Shortfall in restatement of capital		(2,537)
Cumulative initial effect of deferred taxes		(1,644)
Minimum labor liability adjustment		(29)
Translation effects of foreign subsidiaries				(396)
Retained earnings (accumulated déficit)		3,942		(1,063)

Total majority interest		4,453		1,377
Minority interest in consolidated subsidiaries		1,594		4,017

Total stockholders’ equity		6,047		5,394

Total liabilities and stockholders’ equity	Ps.	11,668	Ps.	13,951

The accompanying notes are part of the consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2006, 2007 and 2008
(Millions of Mexican pesos)

	2006		2007		2008

Net sales	Ps.	13,462	Ps.	13,605	Ps.	13,230
Cost of sales		9,959		9,578		9,703

Gross profit		3,503		4,027		3,527

Selling, general and administrative expenses		3,085		3,245		3,341

Operating income		418		782		186

Comprehensive financing result:
Financing expenses, net		724		472		610
Exchange loss, net		(28)		(86)		(171)
Derivative financial instruments (loss) gain		(28)		3		(617)
Gain from monetary position		149		112

		631		443		1,398

Operating income (loss) after financing cost		(213)		339		(1,212)

Other expenses, net		450		91		141

Income (loss) before taxes		(663)		248		(1,353)
Income taxes (benefit) expense		(77)		152		(735)

Net income (loss) for the year	Ps.	(586)	Ps.	96	Ps.	(618)

Net minority income	Ps.	188	Ps.	182	Ps.	206

Net majority loss		(774)		(86)		(824)

Consolidated net (loss) income	Ps.	(586)	Ps.	96	Ps.	(618)

The accompanying notes are part of the consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2006, 2007 and 2008
(Millions of Mexican pesos)

											Retained
					Shortfall				Translation effect		earnings
	Capital		Additional		in restatement		Other reserves		of foreign		(accumulated		Minority		Stockholders’
	stock		paid-in capital		of capital		(1)		subsidiaries		deficit)		interest		equity

Balance at January 1, 2006	Ps.	3,195			Ps.	(2,547)	Ps.	(1,740)			Ps.	4,802	Ps.	1,587	Ps.	5,297
Increase of capital		1,526														1,526
Dividends paid														(54)		(54)
Decrease in minority interest						69								(325)		(256)
Comprehensive loss						(15)						(774)		230		(559)

Balance at December 31, 2006		4,721				(2,493)		(1,740)				4,028		1,438		5,954
Dividends paid														(51)		(51)
Comprehensive income						(44)		67				(86)		207		144

Balance at December 31, 2007		4,721				(2,537)		(1,673)				3,942		1,594		6,047
Reclassification for adoption of new Mexican Financial Reporting Standards						2,537		1,673				(4,181)				29
Dividends paid														(108)		(108)
Capital distribution			Ps.	(1,825)										1,825
Decrease in minority interest				(60)										(375)		(435)
Comprehensive loss									Ps.	(396)		(824)		1,081		(139)

Balance at December 31, 2008	Ps.	4,721	Ps.	(1,885)	Ps.	—	Ps.	—	Ps.	(396)	Ps.	(1,063)	Ps.	4,017	Ps.	5,394

(1)	Includes the initial cumulative effect of deferred tax and the additional minimum liability related to employee retirement obligations.
The accompanying notes are part of the consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2006 and 2007
(Millions of Mexican pesos)

	2006		2007

Operating activities:

Net (loss) income	Ps.	(586)	Ps.	96
Add (deduct) non-cash items:
Depreciation and amortization		598		480
Provision for employee retirement obligations		138		57
Early extinguishment of employee retirement obligations		1		20
Amortization of debt issuance costs		37		4
Income from sale of subsidiaries and associated companies		(100)
Impairment of long-lived assets		334		91
Loss (gain) from sale of long-lived assets		131		(55)
Mark-to market of derivative financial instruments		(28)		29
Deferred taxes and workers’ profit sharing		(257)		(104)

		268		618
Decrease (increase) in trade receivables		148		(194)
(Increase) decrease in inventories		451		(19)
Increase in trade payables		1		223
(Increase) decrease in retained undivided interests in securitized receivables		(19)		37
Change in other current assets and liabilities, net		(945)		68
Employee retirement obligations		(188)		(101)

Net resources (used in) generated by operating activities		(284)		632

Financing activities:
Notes payables affiliated		448		317
Proceeds from short- term bank loans		1,317		557
Proceeds from long- term bank loans		47		145
Amortization in real terms of bank loans		(64)		(24)
Payment of short-term bank loans		(1,837)		(564)
Payment of long-term bank loans		(1,677)		(384)
Debt issuance costs		(2)		(9)
Increase of capital stock		1,526
Dividends paid to minority interest		(54)		(51)
Other financing activities		77		(56)

Net resources used in financing activities		(219)		(69)

Investing activities:
Investments in land, buildings, machinery and equipment		(330)		(324)
Proceeds from sale of land, buildings, machinery and equipment		339		131
Restricted cash		281		(9)
Investment in subsidiaries				(181)
Proceeds from sale of subsidiaries and associated companies		177
Capital distribution to minority interest		(109)
Accounts receivables long-term		96		53
Other long-term assets		(2)		(4)
Deferred charges		(102)		(206)

Net resources generated by (used in) investing activities		350		(540)

Net (decrease) increase in cash and cash equivalents		(153)		23

Balance at beginning of year		323		170

Balance at end of year	Ps.	170	Ps.	193

The accompanying notes are part of the consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows
For the year ended December 31, 2008
(Millions of Mexican pesos)

	2008

OPERATING ACTIVITIES:

Loss before income taxes	Ps.	(1,353)

Items related to investing activities:
Depreciation and amortization		488
Gain from sale of long-lived assets		(92)
Impairment of long-lived assets		196
Foreign exchange loss		(7)
Interest income		(50)

Items related to financing activities:
Derivative financial instruments		617
Foreign exchange loss		174
Interest expense		660

Variation in:
Trade receivables		40
Inventories		44
Trade payables		(372)
Other current assets and liabilities		273
Employee retirement obligations		(3)
Income taxes received		10

Net cash provided by operating activities		625

INVESTING ACTIVITIES
Investments in machinery and equipment		(286)
Proceeds from sale of machinery and equipment		150
Investment in subsidiaries		(43)
Other assets		7
Deferred charges		(119)
Interest received		49
Trade receivables to affiliates		(663)
Capital distribution to minority interest		(20)

Net cash used in investing activities		(925)

To obtain cash from financing activities		(300)

FINANCING ACTIVITIES:
Proceeds from short-term bank loans		315
Interest paid		(645)
Dividends paid to minority interest		(108)
Proceeds from long-term bank loans		88
Payments of long-term bank loans		(77)
Notes payables to affiliates		529
Derivative financial instruments		156
Other financing activities		163

Net cash provided by financing activities		421

Net increase in cash and cash equivalents		121

Adjustment to cash flows due to exchange rate fluctuations		(41)

Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 18)		211

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 20)	Ps.	291

The accompanying notes are part of the consolidated financial statements.

Viméxico, S.A. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2007 and 2008
(Millions of Mexican pesos)
1.	Activities of the company
Viméxico, S.A. de C.V. (Viméxico), subsidiary of Vitro, S.A.B. de C.V. (Vitro), was incorporated on October 18, 2006, at a Shareholding Mexican Company, which, through its subsidiaries, is mainly dedicated to the manufacturing and selling of float glass in the architectural and automotive industries.
At the Extraordinary General Shareholders’ meeting held on December 11, 2006, it was agreed to merge the Company with Vitro Plan, S.A. de C.V. both of which were subsidiaries under the common control of Vitro. Subsequent to the merger, the Company remained as the surviving entity and assumed all the rights and obligations of the newly merged entity. As the transaction was entered into between entities under common control, the financial statements and related footnote disclosures of the merged entity were presented as if the two subsidiaries had been combined as of the earliest period presented, with intercompany transactions eliminated (see note 11 d).
2.	Basis of presentation and of consolidation
a.
Basis of presentation — The accompanying consolidated financial statements of Viméxico and its subsidiaries (the Company) are prepared on the basis of Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”).

The consolidated financial statements and notes as of December 31, 2008 and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for the years ended December 31, 2006 and 2007 are presented in Mexican pesos of purchasing power of December 31, 2007; consequently, they are not comparable.
In the consolidated financial statements and these notes, references to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of United States of America (the United States).
As shown in the accompanying consolidated financial statements as of December 31, 2008, the Company incurred a net loss of Ps. 618, its current liabilities exceed to their current assets in Ps. 2,378. Additionally, as it is mentioned in the note 8 c) to the consolidated financial statements, Vitro is found in cause of breach of the obligations stipulated in its debt emission contracts and has initiated negotiations with its financial creditors to restructure; the Company is guaranteeing the debt. The accompanying consolidated financial statements do not include the effects that could result if such plans are unable to be realized.
b.
Consolidated subsidiaries — Those companies in which Viméxico either, directly or indirectly, controls are included in the consolidated financial statements. For those companies in which Viméxico has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses (see note 17 d). All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2008, the main subsidiaries the Company consolidates are:

% interest in
capital stock
2008
Vidrio Plano de México, S.A. de C.V.	100
Vidrio Plano, S.A. de C.V.	100
Cristales Inastillables de México, S.A. de C.V.	100
Vitro Flex, S.A. de C.V.	100
Cristales Centroamericanos, S.A.	100
V.V.P. Holdings Corporation	100
Cristales Automotrices, S.A. de C.V.	51
Distribuidor Vidriero Lan, S.A. de C.V.	100
Vitro Automotriz, S.A. de C.V.	100
Vitro Vidrio y Cristal, S.A. de C.V.	100
Productos de Valor Agregado en Cristal, S.A. de C.V. (1)	55
Vitro Flotado Cubiertas, S.A. de C.V.	100
Vidrio Plano de Mexicali, S.A. de C.V.	100
Vidrio y Cristal del Noroeste, S.A. de C.V. (2)	100
Tecnológica Vitro Vidrio y Cristal, Ltd	100
IP Vitro Vidrio y Cristal, Ltd	100
VVP Europa Holdings BV	100
Vitro Cristalglass, S.L. (3)	100
Vitro Chaves Industria de Vidrio, S.A.	60
Vitro America, Inc.	100
Vitro Colombia, S.A.	100

(1)
In August 2007, Vitro Vidrio y Cristal, S.A. de C.V. (Vitro VyC), a subsidiary of Viméxico, acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (PVA) (see note 17 c).

(2)
In July 2007, the Company acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (Vitro AFG) from AFG Industries Inc. (AFG Industries), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. (see note 17 d).

(3)	In August 2008, the purchase 40% of shares of Vitro Cristalglass was considered legally perfected so that from September 2008 was 100% consolidated (see note 17 e).
c.
Translation of financial statements from foreign subsidiaries — To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded. The financial statements are subsequently translated to Mexican pesos considering the following methodologies:

In 2008, foreign operations whose functional currency is the same as the currency in which transactions are recorded translate their financial statements using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet day for assets and liabilities; 2) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Through 2007, the financial statements of foreign subsidiaries that operated independently of the Company recognized the effects of inflation of the country in which they operated and were then translated to Mexican pesos using the closing exchange rate in effect at the balance sheet date. In both 2008 and 2007, translation effects are recorded in stockholders’ equity.

Recording and functional currencies of foreign subsidiaries are as follows:

Company	Recording currency	Functional currency

Companies in United States	US dollar	US dollar
Companies in Europe	Euro	Euro
d.
Comprehensive income (loss) — Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. Other comprehensive income (loss) items consist of the translation effects of foreign subsidiaries and, until 2007, the shortfall in restatement of capital and the additional minimum labor liability adjustment.

e.
Classification of costs and expenses — Costs and expenses presented in the consolidated statements of operations were classified according to their function which allows for the analysis of the Company’s gross margin.

f.
Income from operations — The Company continues to present operating income in the consolidated statements of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and cost of sales as well as operating expenses. Such presentation is comparable with what was utilized for the years ended December 31, 2006 and 2007.

3.	Significant accounting policies
The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:
a.	Changes in accounting policies
Beginning January 1, 2008, the Company adopted the following new NIFs disclosed below, consequently, the 2008 consolidated financial statements are not comparable with those of 2006 and 2007:
•
NIF B-2, Statement of Cash Flows (NIF B-2) — Supersedes Bulletin B-12, Statement of Changes in Financial Position, which replaces the statement of changes in financial position. NIF B-2 permits the presentation of such statement using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this standard should be recognized prospectively; consequently, the Company presents a statement of cash flows for 2008 and statements of changes in financial position for 2006 and 2007.

•
NIF B-10, Effects of inflation (NIF B-10) — Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold. The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of excess (shortfall) in restatement of capital stockholders’ equity of Ps. 2,537. NIF B-10 establishes that this accounting change be recognized prospectively.

Since cumulative inflation over the three preceding years is 11.56%, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2007 include restatement effects recognized through December 31, 2007.
•
NIF B-15, Foreign Currency Translation (NIF B-15) — Eliminates the classification of foreign operations as integrated foreign operations and autonomous foreign entities and instead establishes the concepts of recording currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign operation: i) from the recording currency to the functional currency; and, ii) from the functional currency to the reporting currency. NIF B-15 also allows an entity to present its financial statements in a reporting currency that is different from its functional currency (See note 2 c).

•
NIF D-3, Employee Benefits (NIF D-3) — Incorporates current and deferred statutory employee profit sharing (PTU) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes.

NIF D-3 removes the recognition of the additional minimum liability, which resulted in the elimination of Ps. 117, of which Ps. 72 (is presented in the category of other assets) was related to the intangible labor obligation asset and Ps. 45 was related to the additional minimum labor obligation in stockholders’ equity (Ps. 29 net of tax). Additionally, the beginning balance of Ps. 13 of unrecognized actuarial gains and losses from termination benefits was recorded against results of operations.
NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period of the following items to the lesser of five years or the employee’s remaining labor life:
•	The beginning balance of the transition liability for termination and retirement benefits.
•	The beginning balance of prior service costs and plan modifications.
•	The beginning balance of actuarial gains and losses from retirement benefits.
•
NIF D-4, Income Taxes (NIF D-4) — Eliminated the permanent difference concept; clarified and incorporated certain definitions, and requires that the balance of the initial cumulative effect of deferred income taxes of Ps. (1,644) be reclassified to retained earnings.

b.
Recognition of the effects of inflation — As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation. Until December 31, 2007, the Company recognized effects of inflation by adjusting its consolidated financial statements in terms of pesos with the purchasing power of the date the balance sheets was presented. Therefore, consolidated financial statements for the year ended 2006, which are presented for comparative purposes, have been adjusted in terms of the purchasing power of 2007 and the amounts differ from those originally presented.

Through December 31, 2007, Vitro’s Mexican subsidiaries used the Indice Nacional de Precios al Consumidor (Mexican National Consumer Price Index, or NCPI), published by Banco de Mexico to restate the consolidated financial statements. For Vitro’s foreign subsidiaries the Consumer Price Index — All Urban Consumers — All Items, Unadjusted (CPI) published by the US Labor Department was used to restate the consolidated financial statements, and the restated consolidated financial statements were translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s subsidiaries located in Spain for which it applied the Price Consumption Index (PCI), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro of the last period presented.
Through December 31, 2007, such recognition results mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the consolidated financial statements under the two following captions:
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

Inflation rates for the years ended December 31, 2006, 2007 and 2008 were 4.05%, 3.76% and 6.53%, respectively.
c.
Cash and cash equivalents — Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

d.
Investments in securities — According to its intent, from the date of acquisition, the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. Through December 31, 2007, the monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

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
e.
Derivative financial instruments — The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. The recognition of the changes in the fair value of derivative instruments that are designated as a hedge for accounting purposes depends on if they are fair value hedges or cash flow hedges.

When derivatives are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented describing the transaction’s objective, characteristics, accounting treatment and how the ineffectiveness of the instrument will be measured.
Changes in the fair value of derivative instruments designated as hedges for accounting purposes are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes in the derivative instrument are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. Any ineffective portion of the change in fair value is immediately recognized in current earnings, within total comprehensive financing result.
The Company uses interest rate swaps, foreign currency forward contracts and different natural gas derivative instruments to manage its exposure to these market risks. Such transactions are reviewed and approved by an internal risk management committee in accordance with the risk policy established by management.
Derivative financial instruments have not been designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.
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

f.
Inventories and cost of sales — Beginning in 2008, inventories are stated at the average purchase price or at the average production price, without exceeding net realizable value. Cost of sales is determined by applying such average amounts when the inventories are utilized or sold at the time of the sale. Through December 31, 2007, inventories were stated at the lower of replacement cost using the latest purchase method without exceeding net realizable value. Cost of sales was previously restated using replacement cost or the latest production cost at the time of the sale.

g.
Land, buildings, machinery and equipment — Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and beginning on January 1, 2008, are recorded at acquisition cost. Balances arising from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the NCPI through that date. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement was based on the inflation index mentioned above and the exchange rate at the end of each period.

Beginning on January 1, 2007, the carrying value of qualifying assets includes the capitalization of total comprehensive financing result (CFR).
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

i.	Provisions — Provisions are recognized for current obligations that result from a past event, that are probable to result in the use of economic resources, and can be reasonably estimated.
j.
Goodwill — Goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition and at least once a year is subject to impairment tests. Through December 31, 2007 it was restated using the NCPI.

k.
Employee retirement obligations — Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method, using nominal interest rates in 2008 and real (inflation-adjusted) interest rate in 2007.

l.
Foreign currency balances and transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the consolidated balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations.

m.
Revenue recognition — Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincide with the shipment of products to customers in satisfaction of orders.

n.
Statutory employee profit sharing (PTU) — Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Beginning in 2008 deferred PTU is derived from temporary differences that resulted from comparing the accounting and tax basis of assets and liabilities and, through 2007, resulted from comparing the accounting result and income for PTU purposes. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

o.
Income taxes — Income taxes, which calculated as the higher of regular income tax (ISR) or the Business Flat Tax (IETU), are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (IMPAC), prevailing until 2007, that were expected to be recoverable are recorded as an advance payment of ISR and presented in the consolidated balance sheet increasing the deferred ISR asset.
p.
Foreign subsidiaries as economic hedges — The Company’s management designated some of its foreign subsidiaries as economic hedges. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign subsidiary covers the debt. Through December 31, 2007, the result from monetary position is measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this change on the results of operations for 2006, 2007 and 2008 was a (loss) gain of Ps. (7), Ps. (5) and Ps. 40, respectively.

4.	Trade receivables
a.
Trade receivables and the balance of retained undivided interests in securitized receivables, include an allowance for doubtful accounts and other discounts of Ps. 237 and Ps. 348 as of December 31, 2007 and 2008, respectively.

b.
Sales of receivables — Vitro Cristalglass, S.L. (Vitro Cristalglass) a subsidiary of the Company, has entered into revolving factoring program agreements to sell trade accounts receivable with several financial institutions. In accordance with the terms of some of these agreements, the Company has the obligation to reimburse for uncollected receivables, in the case of non-payment of customers. As of December 31, 2007 and 2008 the maximum capacity available under these programs was US$ 45 million and US$ 43 million, respectively. As such dates Vitro Cristalglass had sold approximately US$ 16 million, in both years of trade receivables.

c.
As of December 31, 2008, the Company recognized Ps. 20 as restricted cash. The amount represents the collateral held with Vitro Cristalglass in its loan with Banco Pastor in Spain. Restricted cash is presented in other receivables (Ps. 10) and other assets (Ps. 10).

d.	Securitization of trade receivables:
•
Securitization of the Company trade receivables — On August 22, 2005, Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. subsidiaries of Viméxico, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for US$ 21.5 million, at an interest rate of 6.5%. The subsidiaries of Viméxico entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Viméxico. As of December 31, 2007 and 2008, the gross receivables sold to the Trust totaled Ps. 580 and Ps. 577, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables as of December 31, 2007 and 2008 was Ps. 346 and Ps. 261, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.23%, would decrease the year-end valuation by approximately Ps. 13, and 20% increase in expected credit losses and allowances, to 3.53%, would decrease the year-end valuation by approximately Ps. 26. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 2,856 and US$ 152 million, and Ps. 2,592 and US$ 152 million for the years ended December 31, 2007 and 2008, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 16 and US$ 0.5 million, and Ps. 67 and US$ 3 million at December 31, 2007 and 2008, respectively. The Company continues to service the securitized receivables, receiving compensation approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2007 and 2008, the Company received servicing fees totaling Ps. 11 and Ps. 12, respectively.

•
Vitro America, Inc. (Vitro America) closed in 2004 a contract for selling all its accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro America. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. Vitro America and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of US$ 40 million and retained undivided interests in securitized receivables. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. On April 2007, the new agreement was signed and amended to increase the maximum selling amount from US$ 40 million to US$ 50 million. The agreement expires in April 2009 but is subject to annual renewal approval by the financial institution. As of December 31, 2007 and 2008, the gross receivables sold totaled approximately US$ 76 million and US$ 74 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2007 and 2008 was US$ 29 million and US$ 34 million, respectively, and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 3.3%, would decrease the year-end valuation by approximately US$0.3 million, and 20% increase in expected credit losses and allowances, to 3.6%, would decrease the year-end valuation by approximately US$0.5 million. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to US$ 498 million and US$ 463 million for the years ended December 31, 2007 and 2008, respectively, and are included in cash flows from operating activities. Securitization fees totaled US$ 3 million and US$ 2 million for the years ended December 31, 2007 and 2008, respectively, and are included in general and administrative expenses. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled US$ 12 million and US$ 15 million at December 31, 2007 and 2008, respectively with credit losses totaling US$ 2 million and US$ 3 million for the years then ended, respectively. Vitro America continues to service the securitized receivables, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2007 and 2008, the Company received servicing fees totaling US$0.6 million each year. This contract was terminated in January 2009.

5.	Inventories

	2007		2008

Semi-finished and finished products	Ps.	1,321	Ps.	1,364
Raw materials		401		503
Packaging materials		9		20

		1,731		1,887
Spare parts		83		183
Merchandise in transit		170		108
Refractory and other		16		21

	Ps.	2,000	Ps.	2,199

As of December 31, 2007 and 2008, inventories include obsolescence reserves of Ps. 38 and Ps. 31, respectively.
6.	Land, buildings, machinery and equipment
Land, buildings, machinery and equipment are summarized as follows:

	2007		2008

Buildings	Ps.	4,833	Ps.	4,841
Accumulated depreciation		(2,608)		(2,704)

		2,225		2,137
Land		433		461

	Ps.	2,658	Ps.	2,598

Machinery and equipment	Ps.	9,487	Ps.	9,167
Accumulated depreciation		(6,544)		(6,324)

	Ps.	2,943	Ps.	2,843

In 2007 the Company reviewed the operating conditions of certain of its fixed assets and determined to extend their estimated remaining useful life, which resulted in a decrease in depreciation expense of Ps. 56.
7.	Derivative financial instruments
Derivative financial instruments have not been designated as hedges because they do not meet all of the requirements according to MFRS and are therefore classified as trading for accounting purposes.
The main risks to which the Company is exposed and the reason derivative financial instruments were entered in 2008 with the sole purpose of mitigating such risks of changes in natural gas prices.
The Company maintains a short position within each of the risks mentioned above, which were mainly related to natural gas purchases.
Vitro Envases de Norteamérica, S.A. de C.V., (Vena), Vidriera Querétaro, S.A. de C.V., (Viquesa),Vitro Corporativo, S.A. de C.V., (Vicorp) and Compañía Vidriera, S.A. de C.V., (Covisa), subsidiaries of Vitro, entered into an agreement to hedge their natural gas consumption needs and those of certain Vitro subsidiaries. At the same time Vena, Viquesa, Vicorp and Covisa entered with other subsidiaries of Vitro an agreement of commercial commission to transfer the participation in the benefit or prejudices that result of these hedge contracts.

As of December 31, 2008, subject to what is expressed in the last paragraph of this note, the Company’s derivative financial instruments had the following positions:
a.	Derivative financial instruments held for trading purposes:

	Notional			Fair value
Open derivative financial instruments	MMBTUs*	Period		(liability)

Natural gas swaps and options contracted through subsidiaries, and these at the same time with Pemex	5,163	2009 to 2011	**	Ps.	(93)
Embedded derivatives identified in supply contracts					(5)

				Ps.	(98)

*	Million British Thermal Units.

**
As of December 31, 2008, the Company has hedges for approximately 70% of its estimated natural gas consumption for 2009 at an average price of approximately US$ 7.90 per MMBTU, 25% at an average price of approximately US$ 6.80 per MMBTU for 2010 and 15% at an average price of approximately US$ 7.32 per MMBTU for 2011.

b.	The following table discloses the unwound derivative financial instruments, subject to what is discussed in the last paragraph of this note:

	Fair value
Summary of unwound derivative financial instruments	(liability)

Natural gas contracted through subsidiaries	Ps.	(888)

In the fourth quarter of 2008 Vitro management decided to unwind a majority of its open derivative positions that had been adversely affected due to high volatility experienced in the financial markets, which resulted in a significant devaluation between the peso/US dollar and peso/euro parity, as well as a significant reduction in energy prices.
As of December 31, 2008, subject to what is mentioned in the last paragraph of this note, certain positions have been unwound whose fair value is approximately Ps. 888 million and have not been paid.
During January and February 2009, banks that are counterparties with whom Vitro and some of its subsidiaries entered into derivative financial instruments (the Counterparties) have filed law suits in the Supreme Court of the State of New York demanding the payment of the unwound positions. Vitro has been notified of such demands and has reached stay agreements with the Counterparties, agreeing on a continuance of the deadline for the filing of its initial response and its defense to such demands, until April 24, 2009.
Vitro and subsidiaries are still evaluating, assisted by its external advisors, the response to the claims made by the Counterparties, the validity, amount and legality of the derivative financial instruments described above, notwithstanding that such instruments are subject to the applicable laws and exemptions, in Mexico and abroad, therefore, the amount stated herein are claims made by the Counterparties that in no manner or under no concept should be considered as an express or implied acknowledgement of the same by Vitro, and neither should be considered as a renunciation of Vitro to any right, which has on purposely reserved and continues to do so, included the right to adjust or eliminate, depending on the circumstances, in such case, these amounts.

8.	Long-term debt
a.
As of December 31, 2008, short-term borrowings denominated in US dollars totaled Ps. 253 and denominated in euros totaled Ps. 418. During 2008, the Company’s weighted average interest rate for short-term borrowings denominated in US dollars and euros was 11.07%, and 5.31%, respectively.

b.	Long-term debt consists of the following:

	2007		2008

Payable in US dollars:
Capital lease with fixed interest rate of 10.7494%, maturing in several installments through 2016.	Ps.	78	Ps.	92
Capital lease with interest rate ranging between 6% and 7.67%, maturing in several installments through 2012.				12

Payable in Euros:
EURIBOR plus a marging ranging from 1.10% to1.25%, with different maturity dates up to 2014.				57
Unsecured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.625% and 2.5%, principal payable in several installments through 2011.		63
Secured debt, floating interest rate based on EURIBOR plus 8%, principal payable in various installments through 2008.		3
Secured debt, floating interest rate based on EURIBOR plus a spread ranging from 1.25 and 1.10, principal payable in various installments through 2008.		2
Capital lease, floating interest rate based on capital leases and on EURIBOR, plus a margin ranging from 0.625% and 1.25%, with different maturity dates up to 2014.				40
Fixed interest rate capital leases ranging from 0.84% to 3.84%, with different maturity dates up to 2010.				11

Payable in Colombian pesos:
Unsecured debt floating interest rate based on fixed term deposits (DFT) plus a spread of 6%, principal payable in several installments through 2013.		8		13

		154		225
Less current maturities		27		48

	Ps.	127	Ps.	177

As of December 31, 2008, the interest rates of EURIBOR, CETES, TIIE, LIBOR and DFT were 2.89%, 8.11%, 8.68%, 1.42% and 9.26%, respectively.

The schedule of contractual principal payments of long-term debt is as follows:

Year	Amount

2010	Ps.	37
2011		35
2012		32
2013		29
2014 and thereafter		44

	Ps.	177

Collateral — Bank debt totaling Ps. 92 is secured by fixed assets with a book value of Ps. 88 as of December 31, 2008.
c.
Debt issuance Vitro — On February 1, 2007, Vitro issued unsubordinated Senior notes (the Notes) that were guaranteed by VENA, certain of its subsidiaries and Viméxico and certain of its subsidiaries. The amount of the Notes was US$1,000 million with maturity in 2012 and 2017. As of December 31, 2008 Vitro was not in compliance with the Notes and has initiated negotiations with its financial creditors to restructure such debt. Vitro and its subsidiaries continue normal operations while working to restructure its debt with the holders of the Notes.

9.	Long-term notes payables to Vitro
a.	As of December 31, 2008, long-term notes payables to Vitro were Ps. 374, are payable in US dollars at a fixed annual interest rate between 9% and 11%.
b.	The maturity to long-term notes payables is as follows:

Year	Amount

2012	Ps.	112
2017		262

	Ps.	374

10.	Employee retirement obligations
a.
The Company has a defined benefit pension plan that covers all its personnel, which consists of a lump sum payment or a monthly pension calculated, based on the aggregate of a basic pension, an additional seniority pension and an additional pension for equal or less earnings than the ceiling used for the Mexican Social Security Institute.

The retirement ages for old age are:
•	Normal. — Personnel that are 65 years old with 20 or more years of service.
•	Advanced. — Personnel that are 60 years old with a minimum of 20 or more years of service, reducing the pension by a percentage point each year before reaching 65 years of age.
•	Early. — Personnel that are 50 years old with 10 or more years of service, reducing the pension by a percentage according to the age at the moment of retirement.
•	Aggregate of 100. — With the approval of the Technical Committee, personnel whose aggregate age and years of service is 100.
•	Deferred. — Personnel who do not accept retirement upon becoming 65 years old lose all the rights to receive a pension from the plan.

This plan also provides seniority premium benefits, which consist of a lump sum payment of 12 days’ wage for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law, as well as severance payments, which consists of a three month and twenty days wage payment for each year served. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.
b.	The present values of these obligations and the rates used for the calculations are:

	2007		2008

Vested benefit obligation	Ps.	513	Ps.	513
Nonvested benefit obligations		160		142

Defined benefit obligation		673		655
Plan assets at fair value		(517)		(278)

Unfunded status		156		377
Unrecognized items:
Prior service costs and plan amendments		(81)		(77)
Unrecognized transition obligation		(34)		(24)
Unrecognized actuarial gains and losses		(119)		(342)

Projected net asset		$(78)		$(66)

Additional minimum liability	Ps.	117	Ps.	—

As a result of adopting NIF D-3, the additional minimum liability was eliminated, which resulted in the elimination of Ps. 117, of which Ps. 72 was related to the intangible labor obligation asset and Ps. 45 was related to the additional minimum labor obligation in stockholders’ equity.
As of December 31, 2007 and 2008 the plan assets presented above, include 15.8 and 17.1 million Vitro shares, respectively.

	2007	2008
	Real inflation
	adjusted rate	Nominal rate
Assumptions:
Discount rate	5.00%	10.25%
Expected rate of return on plan assets	7.00%	12.25%
Rate of compensation increase	0%	3.50%
c.	Net periodic cost consist of:

	2006		2007		2008

Service cost	Ps.	19	Ps.	46	Ps.	70
Interest cost		33		31		55
Amortization of unrecognized prior service costs		21		12		23
Actuarial gains and losses		82		16		35
Effect of reduction and early liquidation						(2)
Expected yield on plan assets		(18)		(29)		(55)

Net periodic cost	Ps.	137	Ps.	76	Ps.	126

Certain unrecognized items as of December 31, 2007 are being amortized to results of operations within a maximum period of 5 years or the employee’s remaining service life, if less. Through December 31, 2007, these items were amortized to results of operations based on the employee’s average remaining labor life. Starting 2008, unrecognized items incurred from January 1, 2008 are amortized to results of operations based on the employees’ average remaining service lives, which is between 10 and 16 years. This change represented a charge to current earnings of Ps. 13.

d.	Changes in present value of the defined benefit obligation:

	2007		2008

Present value of the defined benefit obligation as of January 1	Ps.	648	Ps.	673
Service costs		46		70
Interest costs		31		55
Actual benefits paid		(72)		(85)
Actuarial loss (gain) on the obligation		20		(58)

Present value of the defined benefit obligation as of December 31	Ps.	673	Ps.	655

e.	Changes in fair value of plan assets:

	2007		2008

Fair value of plan assets as of January 1	Ps.	441	Ps.	517
Expected return		29		52
Actuarial losses and gains		47		(289)
Contributions made by the Company		47		40
Benefits paid		(47)		(42)

Fair value of plan assets as of December 31	Ps.	517	Ps.	278

f.	Classification of plan assets as of December 31, 2008:

	Expected Yield	Actual Yield

Capital instruments (Vitro A shares)	9.00%	(63.00)%
Other	3.25%	6.37%
The rate of return on the plan assets is determined using a composition of 49% of Vitro’s shares and 51% in investments in securities.
11.	Commitments and contingencies
a.
In October 2000, several subsidiaries of Viméxico, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 33 megawatts of electricity pear year with Tractebel Energía de Monterrey, S. de R.L. de C.V.

b.
The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 297, Ps. 365 and Ps. 364, respectively.

Future minimum lease payments under these agreements are as follows:

Year	Amount

2009	Ps.	353
2010		288
2011		236
2012		188
2013		159
2014 and thereafter		165

c.
The Company’s assets are not subject to any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in the following note d), and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or wich the Company believes are not material in the aggregate.

d.
On December 2006, Viméxico (formerly Vitro Plan) concluded at an extraordinary shareholders’ meeting to approve the merger of Vitro Plan into Viméxico, which was a creditor of Vitro Plan. As a result of the merger, all assets, rights, liabilities and obligations of Vitro Plan were absorbed by Viméxico. Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro and Pilkington Group LTD (Pilkington) owned the remaining 35%. As a result of the merger, Viméxico became a 91.8%-owned subsidiary of Vitro and Pilkington the owner of the remaining 8.2%.

Although the merger became entirely effective once all the respective authorizations were obtained and having prepared all the respective acts, publications and registrations, Pilkington, who voted against such approval, began a legal procedure in January 2007 against the merger. In February 2008 in first instance, in June 2008 in second instance, and finally in February 2009, the protection requested by Pilkington was denied. The Company was notified that the opposing action exercised by Pilkington was declared unprecedented in a final and unappealable sentence with respect to the resolutions approved by the majority at the extraordinary general stockholders’ meeting in December 2006. Thus, the foregoing resolutions were confirmed as valid and mandatory for all stockholders, including those dissenting.
However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. Note that this goes against the claims sustained in the first trial and was filed after Pilkington specifically desisted from this action after the first trial. Accordingly, Vitro also expects to obtain a favorable resolution therefrom.
12.	Foreign currency operations
As of December 31, 2008, the foreign currency denominated assets and liabilities of the Company’s Mexican subsidiaries in foreign currency consist of the following:

	Millions of US		Mexican
	dollars		pesos

Monetary assets	US$	151	Ps.	2,090
Inventories		6		81
Fixed assets		74		1,023
Monetary liabilities		566		7,836
Foreign currency operations of the Company’s Mexican subsidiaries for the year ended December 31, 2008, consisted of the following:

	Millions of US		Mexican
	dollars		pesos

Exports	US$	214	Ps.	2,357
Imports		81		909
Interest expense, net		5		55

The condensed financial information of the principal foreign subsidiaries of the Company as of December 31, 2008, consisted of the following:

			Central
	United States		America		Europe

Net sales	Ps.	5,307	Ps.	440	Ps.	2,103
Operating (loss) income		(27)		41		140
Total assets		2,051		497		3,051
Total liabilities		1,420		177		1,252
Capital expenditure		66		9		89
The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated financial statements at the following dates were:

	US dollar		Euro

December 31, 2006	Ps.	10.8116	Ps.	14.2680
December 31, 2007		10.8662		15.9526
December 31, 2008		13.8325		19.2534
On March 30, 2009, the exchange rate was Ps. 14.3855 pesos per US dollar and Ps. 19.1226 pesos per Euro.
13.	Stockholders’ equity
a.
As of December 31, 2007 and 2008, the fixed portion of the Company’s capital stock is represented by 1,503,510,000 series “A” ordinary, nominative, fully paid and issued common shares, without par value.

b.
At the ordinary shareholders’ meeting held on October 31, 2006, Vitro made a capital contribution by capitalizing a loan owed to it by the Company and received 1,454,490,000 Series “A” shares, amounting to Ps.1,454 (nominal) or US$135 million dollars.

c.
Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but many not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2007 and 2008, the legal reserve, in historical pesos was Ps. 25 and Ps. 44, respectively.

d.
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

At December 31, 2008, the majority interest stockholders’ equity tax account corresponding to the contributed capital account and the net consolidated tax income account was Ps.2,156 and Ps.2,050, respectively.

e. Minoritary interest in consolidated subsidiaries consists of the following:

	2007		2008

Capital stock	Ps.	147	Ps.	157
Additional paid-in capital				1,825
Shortfall in restatement of capital		314
Translation effects of foreign subsidiaries				877
Retained earnings		951		952
Net income		182		206

	Ps.	1,594	Ps.	4,017

14.	Other expenses, net

	2006		2007		2008

Restructuring charges	Ps.	13	Ps.	9	Ps.	32
Impairment of long-lived assets		334		91		196
Loss (gain) from sale of long-lived assets		131		(55)		(92)
Gain from sale of subsidiaries		(100)
Statutory employee profit sharing		26		24		4
Other		46		22		1

	Ps.	450	Ps.	91	Ps.	141

15.	Tax loss carryforwards
As of December 31, 2008, tax loss carryforwards consist of the following:

Expiration Year	Amount

2010	Ps.	42
2011		18
2012		28
2013		10
2014		243
2015		4
2016		18
2017		43
2018 and thereafter		2,298

	Ps.	2,704

16.	Income and asset taxes
a.	In 2008 the Company was subject to ISR and IETU, and in 2007 and 2006, to ISR and IMPAC. As of 2006, the tax rate was 29% and beginning in 2007 and subsequently is 28%.
In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC was payable only to the extent that it exceeded ISR payable for the same period.
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

Based on its financial projections, the Company estimates that it will pay only ISR. Therefore, the enactment of IETU did not have any effects in its financial information because it only recognizes deferred ISR.
The foreign subsidiaries calculate their ISR based on the individual results of each subsidiary pursuant to the specific tax regimes in each country.
b.	The income and asset tax expense (benefit) included in the Company’s results are:

	2006		2007		2008

Current income tax	Ps.	172	Ps.	208	Ps.	57
Deferred income tax		(257)		(104)		(782)

		(85)		104		(725)
Asset tax		8		48		(10)

	Ps.	(77)	Ps.	152	Ps.	(735)

c.	Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	2007		2008
Assets:
Allowance for doubtful accounts	Ps.	25	Ps.	59
Reserve for employee retirement obligation		53		96
Tax loss carryforwards		165		630
Asset tax credit carryforwards		1		1
Derivate financial instruments		18		276
Intangible asset		491		542
Foreign Exchange				51
Other		122		68

		875		1,723
Valuation allowance		(22)		(88)

		853		1,635
Liabilities:
Fixed assets		283		317

Net deferred tax asset	Ps.	570	Ps.	1,318

Deferred tax liabilities of foreign subsidiaries	Ps	76	Ps.	—

d.	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	2006	2007	2008
Statutory income tax rate	29%	28%	28%
Asset tax presented as income tax		21
Intangible asset	(1)	17	7
Effect of reduction in statutory rate on deferred ISR	(8)
Foreign subsidiaries	(4)	(17)	19
Investment subsidy		4
Difference between tax and accounting basis for monetary gain			(8)
Fiscal updating of fixed assets and charges differed			7
Other	(4)	8	1

Effective income tax rate	12%	61%	54%

e.
The deferred income tax effect, reduced by the movements in stockholders’ equity for insufficiency in restated stockholders’ equity, the equity effect of the additional labor liability as well as the exchange loss capitalized in the translation effect of foreign subsidiaries is presented as follows:

	2006		2007		2008

Shortfall in restatement of capital	Ps.	97	Ps.	98
Minimum labor liability		(5)		(24)
Translation effects of foreign subsidiaries					Ps.	16

	Ps.	92	Ps.	74	Ps.	16

17.	Business dispositions and acquisitions
a.	Sale of Química M, S.A. de C.V. (Química M).- In March 2006, the Company sold its 51% interest in Química M, to Solutia Inc. for US$ 20 million in cash.
b.
Visteon Corporation’s retirement from Vitro Flex, S.A. de C.V. (Vitro Flex). — In September 2006, Viméxico (formerly Vitro Plan), Vitro’s flat glass division, and Visteon Inc. (Visteon) ended their joint venture agreement in Vitro Flex through a reimbursement and cancellation of Visteon’s capital investment. The amount paid for the 38% stake in Vitro Flex was US$ 9.4 million. The difference between the transaction value and the book value resulted in a credit of Ps. 69, recorded in majority stockholders’ equity. Vitro Flex together with Vitro Automotriz (VAU), now directly manages their relationship with all Vitro’s automotive costumers.

c.
Acquisition of 55% of the shares of PVA. — In August 2007, Vitro VyC acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps. 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85 in 2007. During the first half of 2008, pursuant to the guidelines in NIF B-7 Business Acquisitions, the items comprising such goodwill were analyzed further and Ps. 61 was reclassified as an intangible asset.

d.
Acquisition of 50% of the shares of Vidrio y Cristal del Noroeste, S.A. de C.V. (formerly Vitro AFG). — In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) for a purchase price of US$ 6 million. In accordance with Bulletin B-7, the Company recognized an impairment charge of Ps.91 related to the termination of the joint venture with AFG Industries.

With the closing of this transaction, Viméxico terminated the joint venture and became the wholly-owner of this entity, located in Mexicali, Baja California, Mexico, whose primary operations include the manufacturing, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons on an annual basis.
e.
Purchase of 40% of Vitro Cristalglass. — In July 2008, Viméxico was notified by its joint venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass, S. L. (Vitro Cristalglass), the option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527). The difference between the purchase price and the book value resulted in a charge of Ps. 60, recorded in majority stockholders’ equity (see note 20 c).

18.	Transactions and balances with related parties
The main transactions and balances with affiliated companies not shown separately in the consolidated financial statements are as follows:

	2006		2007		2008

Trade receivables	Ps.	21	Ps.	5	Ps.	9
Other receivables		126		191		873
Trade payables		10		33		6
Net sales		1		14		42
Cost of sales		139		95		121
Operating expenses		231		200		270
Interest income		46		—		31
Loss (gain) derivative operations		28		(3)		617
Exchange loss (gain)		2		(6)		74
Interest expense		454		325		394
Other (expenses) income, net		(26)		80		95
19.	New accounting principles
As part of its efforts to converge Mexican standards converge with international standards, in 2008, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (INIF), which become effective for fiscal years beginning on January 1, 2009:
NIF B-7, Business Acquisitions
NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investment in Associated Companies and other Permanent Investments
NIF C-8, Intangible Assets
NIF D-8, Share-based Payments
INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification (early adoption as of
October 1, 2008 is permitted)
Some of the most important changes established by these standards are:
NIF B-7, Business Acquisitions, includes a change of concepts, from minority interest to non-controlling interest and requires fair value measurement of the non-controlling interest as of the acquisition date. Consequently, the overall goodwill is recognized based on fair value. NIF B-7 establishes that acquisition costs should not be part of the consideration paid and restructuring costs should not be recognized as an assumed liability from the acquisition.
NIF B-8, Consolidated or Combined Financial Statements, includes a change of concepts, from minority interest to non-controlling interest, and from majority interest to controlling interest. NIF B-8 establishes that special purpose entities, over which control is exercised, should be consolidated. Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.
NIF C-7, Investments in Associated Companies and other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method. It also requires that potential voting rights be considered to analyze whether significant influence exists. In addition, NIF C-7 establishes a specific procedure and a sets cap to the recognition of losses in associated companies, and requires that investments in associated companies be presented including the related goodwill.
NIF C-8, Intangible Assets, it also requires that any pre-operating expenses incurred through December 31, 2008 and still being amortized be cancelled against retained earnings. NIF C-8 requires specific disclosures for public entities.

NIF D-8, Share-based Payments, sets the rules for recognition of share-based payments (at fair value of goods received or at fair value of equity instruments granted), including the granting of stock options to employees. Therefore, the use of IFRS 2, Share-Based Payments, that was supplementally applied is discontinued.
INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, modifies paragraph 20 of the Amendments to Bulletin C-2 to consider that in the case that a primary financial instrument trades in a market that for unusual circumstances beyond the Company’s control ceases to be active, thus losing its liquidity feature, such instrument may be reclassified as a financial instrument available-for-sale or held-to-maturity, if the instrument has a defined maturity date, and the Company has both the intention and the ability to hold the instrument through its maturity. INIF 16 includes additional disclosures related to such transfers.
As of the issuance date of these consolidated financial statements, the Company continues determining the effects of these new financial reporting standards.
20.	Subsequent events
a.
Breach of interest and capital payments.- In order to maintain the necessary cash to continue operating, Vitro decided not to pay US$ 44.8 million in interest due on February 2, 2009 on the Senior Notes maturing in 2012 and 2017, which resulted in another event of default on such notes mentioned in the note 8 c); the Company is guaranteeing the debt.

b.
Maturity of program selling accounts receivable at Vitro America. — The sale of accounts receivable at Vitro America, maturing in April 2009, was completed early in February and completing the process of payment in March 2009.

c.
Purchase payment negotiation for 40% of Vitro Cristalglass. — In January 2009, a document was signed setting forth that the payments for the established sales price would be made in 2009 and 2010 and that the purchase of the equity interest in Vitro Cristalglass would be made through the same company, resulting in a subsequent capital reduction.

21.	Authorization of financial statements issuance
On March 30, 2009, the issuance of the consolidated financial statements was authorized by:

Ing. Roberto Rubio Barnes	Ing. Jorge Mario Guzmán Guzmán
Chief Office	Chief Financial
These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

22.	Differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America
The Company’s consolidated financial statements are prepared in accordance with MFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Prior to 2008, the MFRS consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.
Beginning on January 1, 2008 as disclosed in note 3a), in accordance with new NIF B-10, “Effects of Inflation”, the Company discontinued the recognition of inflation in its financial statements under MFRS as the cumulative inflation for the preceding three years was less than 26%. This resulted in the elimination of certain reconciling items between MFRS and U.S. GAAP in 2008. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP for the years ended December 31, 2007 and 2006 does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the SEC).
The other differences between MFRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below:

	Year ended December 31,
	2006		2007		2008

Net majority loss reported under MFRS	Ps.	(774)	Ps.	(86)	Ps.	(824)

U.S. GAAP adjustments:
Effect of the adjustments below on minority interest (see a)		—		3		48
Deferred income taxes (see b)		(182)		(37)		55
Deferred workers’ profit sharing (see c)		(15)		—		—
Monetary position result on deferred income taxes and deferred workers’ profit sharing (see d)		13		17		—
Capitalization of interest (see e)		9		—		—
Amortization of capitalized interest (see e)		(8)		(4)		(5)
Goodwill (see f)		—		—		(43)
Effect of applying Bulletin B-10 (see g)		(68)		(21)		18
Effect of applying Bulletin B-15 (see h)		4		—		—
Derivative financial instruments (see i)		—		—		17
Employee retirement obligations (see j)		11		(7)		11
Purchase of Visteon’s capital investment (see k)		1		5		5
Impairment of long-lived assets (see l)		379		(10)		(45)

Total U.S. GAAP adjustments		144		(54)		61

Net loss under U.S. GAAP	Ps.	(630)	Ps.	(140)	Ps.	(763)

	Year ended December 31,
	2007		2008

Total stockholders’ equity reported under MFRS	Ps.	6,047	Ps.	5,394
Less minority interest included as stockholders’ equity under MFRS (See a)		(1,594)		4,017

Majority stockholders’ equity under MFRS		4,453		1,377

US GAAP adjustments:

Effect of the adjustments below on minority interest (see a)		(49)		3
Deferred income taxes (see b)		(541)		(415)
Capitalization of interest (see e)		42		42
Accumulated amortization of capitalized interest (see e)		(22)		(27)
Goodwill (see f)		124		81
Effect of applying Bulletin B-10 (see g)		(18)		—
Derivative financial instruments (see i)		—		17
Effect of SFAS No. 158 (see j)		(163)		(414)
Employee retirement obligations (see j)		(38)		(27)
Purchase of Visteon’s capital investment (see k)		(67)		(62)
Purchase of remaining 40% interest in Vitro Cristalglass (see l)		—		60
Impairment of long-lived assets (see m)		390		345

Total U.S. GAAP adjustments		(342)		(397)

Total stockholders’ equity under U.S. GAAP	Ps.	4,111	Ps.	980

a)	Minority interest
Under MFRS, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholders’ equity section in the consolidated balance sheet.
As discussed in insert (p) SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the presentation of minority interest in the balance sheet (to be included within stockholder’s equity) and statement of income similar to that of MFRS, for which reason the Company anticipates that this difference will no longer be applicable beginning January 1, 2009.
b)	Deferred income taxes
Under MFRS as required by Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing,” income taxes are charged to results as they are incurred and the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

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
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.
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
Through December 31, 2007, for U.S. GAAP purposes the Company recognized a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro’s intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. In January 2008, the intellectual property was sold to some of Vitro’s Mexican subsidiaries.
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

Mexico	U.S.	Spain
2004-2008	2004-2008	2005-2008

c)	Deferred workers’ profit sharing
Through December 31, 2007, in accordance with MFRS the Company determined the provision for deferred workers’ profit sharing by applying the partial accrual method of Bulletin D-4 applicable to temporary differences between the financial and adjusted tax income that are expected to reverse within a defined period. For U.S. GAAP purposes the Company accrues for workers’ profit sharing based on a liability approach similar to accounting for income taxes under SFAS No. 109.
As discussed in note 3 a), NIF D-3, Employee Benefits, became effective beginning January 1, 2008, and requires companies to calculate deferred PTU using a balance sheet methodology similar to that required by U.S. GAAP.
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
As discussed in the introduction to this note as well as note 3a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable.
e)	Capitalization of interest
Under MFRS beginning January 1, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, accordingly the capitalization of the comprehensive financing result (interest expense, foreign exchange results and monetary position result) generated by borrowings obtained to finance investment directly attributable to the acquisition of qualifying assets is mandatory. Prior to the adoption of NIF D-6, the Company did not capitalize the comprehensive financing result as it was optional.
In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the comprehensive financing result is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, until December 31, 2006 a reconciling item for the capitalization of a portion of the comprehensive financing result was included in the U.S. GAAP reconciliation of the majority net income and majority stockholder’s equity. The amortization expense and related accumulated amortization of such items generates a difference compared to MFRS.
Beginning on January 1, 2007, a reconciling item was generated related to foreign exchange results and the monetary position result, which are capitalized under MFRS and not for U.S. GAAP. In 2008, a reconciling item was generated for borrowings denominated in US dollars, related to the foreign exchange results, which is capitalized under MFRS and not for U.S. GAAP.

f)	Goodwill
As mentioned in note 3 j), under MFRS, until December 31, 2004 goodwill represented the excess of cost over book value of subsidiaries as of the date of acquisition and was restated using the NCPI and amortized using the straight-line method over 20 years. Through December 31, 2007, goodwill was restated using the NCPI.
In accordance with SFAS No. 142, “Goodwill and Other Intangibles Assets”, beginning in 2002 goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject at least once a year to impairment tests.
As of December 31, 2007, the difference between MFRS and U.S. GAAP as it relates to this item was due to the accumulated amortization of goodwill recorded under MFRS that had been reversed in the reconciliation of stockholders’ equity for purposes of U.S. GAAP. In 2008, as disclosed below, the Company recognized a goodwill impairment charge under U.S. GAAP and as a result the majority of this difference has been eliminated in the current year with a charge to the U.S. GAAP statement of operations.
In 2008, the Company recorded an impairment of goodwill in its U.S. reporting unit. The impairment recorded in accordance with MFRS was higher than what was recorded in accordance with U.S. GAAP as such goodwill had previously been amortized as discussed in the first paragraph of this item. As a result, an adjustment to the reconciliation of net income (loss) has been included in order to properly reflect the impairment loss recorded for purposes of U.S. GAAP.
g)	Effect of applying Bulletin B-10
As discussed in note 3 g), through December 31, 2007 under MFRS Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the NCPI.
As discussed in the introduction to this note as well as note 3a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable. Further, even during inflationary periods, the alternate methodology described above has been eliminated by NIF B-10.

h)	Effect of applying Bulletin B-15
Through December 31, 2007, the Company applied the provisions of Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”. The Company believes that the application of the methodology of Bulletin B-15 to translate the current year amounts for foreign operations does not result in a difference between MFRS and U.S. GAAP that must be reconciled in order to comply with the rules and regulations of the SEC. However, there are two methods allowed under Bulletin B-15 to restate prior year amounts for foreign subsidiaries. Vitro uses the method that reconsolidates prior year balances by restating foreign subsidiaries using the current inflation rate in the foreign country and translating into pesos using the year-end exchange rate. We believe that this methodology of Bulletin B-15 used to restate prior years balances for comparative purposes does not conform to the requirements of SEC Rule 3-20e of Regulation S-X, which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, we are including an adjustment for the difference in methodologies of restating prior year balances. This amount of Ps. 34 in 2006, in the reconciliation of net loss, represent the differences between (i) the balance if all amounts were adjusted by applying the NCPI, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15. This adjustment is no longer applicable in 2008 as a result of adopting NIF B-10.
i)	Derivative financial instruments
The Company determined that the accounting for derivative financial instruments is the same for MFRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the years ended December 31, 2006 and 2007. In 2008 the Company adopted the provisions of SFAS No. 157, which impacted the fair value of its derivative financial instruments and is reflected as a difference in the accompanying reconciliation to US GAAP.
j)	Employee retirement obligations
The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its MFRS consolidated financial statements, the Company applies Bulletin D-3, “Labor Obligations”. Prior to 2006, the accounting treatment for pensions and seniority premiums set forth in this Bulletin is substantially the same as those set forth in SFAS No. 87, “Employers’ Accounting for Pensions”. The Company records the pension cost determined by actuarial computations, as described in notes 3 k) and 10. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2007 and 2008 are also described in note 10.
Severance indemnities — Under MFRS, effective 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles.

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
The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under MFRS (see note 3 k). Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for pension plans and seniority premiums between MFRS and U.S. GAAP.
As discussed in note 3 a), NIF D-3, “Employee Benefits”, became effective January 1, 2008. NIF D-3 eliminates the recognition of the additional liability because its determination does not incorporate a salary increase, incorporates the career salary concept, and the amortization period of most unrecognized items (those not related to retirement benefits) is reduced to five years, with the option to fully amortize them against current earnings of 2008 under other income and expense. The Company chose to amortize such items over a period of five years. Additionally, the beginning balance of actuarial gains and losses from termination benefits was recorded against results of 2008 for purposes of MFRS, in other income and expense. For U.S. GAAP purposes unamortized items are recognized over the estimated service period of the Company’s employees.
k)	Purchase of Visteon’s capital investment
In connection with the termination of the joint venture agreement between Viméxico and Visteon discussed in note 17 b), under MFRS as established in Bulletin B-7 “Business Acquisitions”, the Company recognized the difference between the price paid and the book value of Ps. 70 as a credit in the majority stockholders’ equity. Under U.S. GAAP, in accordance with SFAS No. 141, “Business Combinations” the excess of fair value over cost of Ps. 90 was allocated as a pro rata reduction of the acquired assets.
l)	Purchase of remaining 40% interest in Vitro Cristalglass
In connection with Vimexico’s purchase of the additional 40% interest in Vitro Cristalglass discussed in note 17 e), under Mexican standard NIF Bulletin B-7, “Business Acquisitions”, this is considered to be a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, “Business Combinations,” purchases of minority interest represent a “step acquisition” that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 40% of Vitro Cristalglass equity is presented as part of investment in Vitro Cristalglass shares in the consolidated balance sheet under U.S. GAAP. The Company recognized Ps. 60 goodwill as part of the preliminary purchase price allocation.

m)	Impairment of long-lived assets
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
For MFRS purposes, in accordance with Bulletin C-15, “Impairment of long-lived assets”, the Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amount of the asset exceeds the greater of the amounts mentioned above. Impairment charges and asset write-downs are presented in other expenses in our MFRS consolidated financial statements.
In 2005 and 2006, for MFRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 111 and Ps. 334, respectively as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater than the carrying value of the asset.
In 2005 for U.S. GAAP purposes, based on fair value appraisals received the Company recorded an impairment charge of Ps. 45 for land and buildings located at its corporate offices classified as available for sale in accordance with SFAS No. 144. This charge is recorded in operating income for U.S. GAAP purposes. Under MFRS, the assets did not meet the definition of held for sale as required by Bulletin C-15 as such assets were still in use by the Company at the time. The discounted cash flow model utilized by the Company did not result in an impairment charge for MFRS purposes. Additionally during 2006, the Company sold one of its buildings located at its corporate headquarters recognizing a loss on sale of Ps. 138 under MFRS and Ps. 93 under U.S. GAAP.

As a result of the transactions described above, differences result between MFRS and U.S. GAAP due to the depreciation expense on fixed assets being recorded each year.
n)	Reclassifications
Gain or loss on sale of assets — The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in the Company’s U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under MFRS are included in other expenses in the Company’s consolidated MFRS financial statements (see note 14).
Classification of workers’ profit sharing — Under MFRS, statutory employee profit sharing is presented under other income and expenses. In the Company’s U.S. GAAP statements of operations, workers’ profit sharing expense is classified as an operating expense.
Restructuring charges — During 2007 and 2008, the Company restructured certain operating units and its corporate and administrative functions. For MFRS purposes the corresponding costs met the definition of a restructuring charge and were included in other expenses in the Company’s consolidated financial statements, but for U.S. GAAP purposes the Company applied SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.
o)	Supplemental U.S. GAAP Cash Flow Information
The following table summarizes the cash flow items as required under SFAS No. 95, “Statement of Cash Flows”, provided by (used in) operating, financing and investing activities for the years ended December 31, 2006, 2007 and 2008, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15 for periods through December 31, 2007. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

	Years ended December 31,
	2006		2007		2008

Net cash provided by (used in) operating activities	Ps.	(293)	Ps.	549	Ps.	186
Net cash provided by (used in) financing activities		(142)		(7)		909
Net cash (used in) provided by investing activities		308		(505)		(977)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2006		2007		2008

Interest paid	Ps.	658	Ps.	373	Ps.	645
Income taxes paid		151		204		10
p)	Recently Issued Accounting Standards
SFAS No. 157, “Fair Value Measurements”, was issued in September 2006. This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. On October 10, 2008, the FASB issued Staff Position (FSP) FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP 157-3 is effective upon issuance. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. We are in the process of determining the potential impact SFAS No. 157 will have on our nonfinancial assets and liabilities on our consolidated financial position and results of operations. The adoption of this new accounting principle on its consolidated financial position and results of operations had an impact of Ps. 17 . The definition of fair value under U.S. GAAP, which is based on an exit price notion, differs from the definition established by Mexican Banking GAAP, which is based on a settlement price notion. Therefore, the Financial Group has included a reconciling item in U.S. GAAP reconciliation as a result of adopting this new accounting pronouncement.
SFAS No. 157 also established a hierarchy that classifies the inputs used to measure fair value. This hierarchy prioritizes the use of inputs used in valuation techniques into three levels based on observable and unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs, which require more judgment, are those inputs described above that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs. If the inputs used to measure fair value fall into different levels, we disclose the item based on the lowest level input that is significant to the fair value measure. Our derivative financial instruments are classified within level 2 of the fair value hierarchy. We have not included the disclosures required by SFAS No. 157 as they are not considered to be material.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” was issued in February 2007. SFAS No. 159, permits expanded use of fair value accounting but does not affect existing standards that require certain assets or liabilities to be carried at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS No. 159, an entity may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” was issued in December 2007. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. However, the Company is in the process of determining the impact of adopting the accounting provisions of this new accounting principle on its consolidated financial position, results of operations and cash flows.
SFAS No. 141(R), Business Combinations, a replacement of FASB No. 141 was issued in December 2007. SFAS No. 141(R) requires (a) an entity to recognize 100% of the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs, among various other modifications to SFAS No. 141. SFAS No. 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. SFAS No. 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS No. 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited. The impact of this standard is dependent upon the level of future acquisitions.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” was issued in March 2008. SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for periods beginning after November 15, 2008.
FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, was issued in April 2008. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
SFAS No. 166, “Accounting for Transfers of Financial Assets — an Amendment of SFAS No. 140, or SFAS No. 166” was issued in June 2009. SFAS No. 166 provides for the removal of the concept of a qualifying special-purpose entity from SFAS 140, “Accounting for Transfers of Financial Assets” and removes the exception from applying FIN 46R “Consolidation of Variable Interest Entities” , to qualifying special-purpose entities. It also clarifies that one objective of SFAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. SFAS 166 modifies the financial-components approach used in SFAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset,. SFAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by SFAS 166. SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

SFAS No. 167, “Amendments to FASB Interpretation FIN 46R” was issued in June 2009. The objective of this standard is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FIN 46R “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166 “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS 166. SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC). Such Codification will apply for calendar year companies beginning in 2009.
In January 2009, the Mexican Banking and Securities Commission published amendments to the Mexican Securities Law, making it compulsory for public entities to prepare and present their financial statements using International Financial Reporting Standards (IFRS) beginning 2012 (early adoption is permitted). Management is currently assessing the impact that this potential change would have on the Company’s consolidated financial statements resulting from the adoption of IFRS by its Parent Company, and will continue to monitor the development of the potential implementation of IFRS.

23.	Guarantor and non-guarantor financial information (Information for Viméxico)
As disclosed in note 8 c), Vitro issued US$ 700 million of senior guaranteed notes due February 1, 2017 callable after year 2012 at a coupon of a 9.125% and US$ 300 million of senior unsecured notes due February 1, 2012 not callable for the notes’ life at a coupon of 8.65% (together the Notes) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at its subsidiary Viméxico.
The obligations of Vitro pursuant to each series of the Notes, including any repurchase obligation resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by VENA and its wholly-owned subsidiaries and Viméxico and its wholly-owned subsidiaries.
The following of Viméxico’s subsidiaries are designated as guarantors as of December 31, 2008; Viméxico, Vitro Automotriz, S.A. de C.V., Vitro Flex, S.A. de C.V, Vitro Vidrio y Cristal, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Vitrocar, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., VAU, S.A. de C.V., VVP Holdings Corp., VVP Autoglass, Inc., Vitro America, Inc., Super Sky Products, Inc., Super Sky International, Inc., VVP Finance Corp., Super Sky Constructors, Inc., Vitro Colombia, S.A., VVP Europa Holdings, B.V., Vidrio y Cristal del Noroeste, S.A de C.V., Vidrio Plano, S.A. de C.V., Distribuidora de Vidrio y Cristal, S.A. de C.V., and Vidrio Plano de Mexicali, S.A. de C.V.
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

a)	Supplemental condensed consolidating balance sheets presented in accordance with MFRS

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	1,947	Ps.	2,799	Ps.	1,818	Ps.	(4,606)	Ps.	1,958

Inventories, net		—		1,529		471		—		2,000

Current assets		1,947		4,328		2,289		(4,606)		3,958

Property plant and equipment, net		—		5,125		651		1		5,777
Deferred taxes		37		447		47		39		570
Other assets		3,637		1,732		726		(4,732)		1,363

Long-term assets		3,674		7,304		1,424		(4,692)		7,710

Total assets	Ps.	5,621	Ps.	11,632	Ps.	3,713	Ps.	(9,298)	Ps.	11,668

Short-term borrowings	Ps.	—	Ps.	51	Ps.	230	Ps.	—	Ps.	281

Current liabilities		29		1,883		579		(879)		1,612

Accrued expenses and other current liabilities		1,139		5,544		172		(3,862)		2,993

Current liabilities		1,168		7,478		981		(4,741)		4,886

Long-term liabilities		—		545		456		(266)		735

Total liabilities		1,168		8,023		1,437		(5,007)		5,621

Total majority interest		4,453		3,609		2,276		(5,885)		4,453

Minority interest in consolidated subsidiaries		—		—		—		1,594		1,594

Total stockholders’ equity		4,453		3,609		2,276		(4,291)		6,047

Total liabilities and stockholders’ equity	Ps.	5,621	Ps.	11,632	Ps.	3,713	Ps.	(9,298)	Ps.	11,668

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
As of December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	2,376	Ps.	3,102	Ps.	4,743	Ps.	(7,044)	Ps.	3,177

Inventories, net		—		1,702		481		16		2,199

Current assets		2,376		4,804		5,224		(7,028)		5,376

Property plant and equipment, net		—		4,983		830		—		5,813
Deferred taxes		18		1,244		53		3		1,318
Other assets		821		1,221		852		(1,450)		1,444

Long-term assets		839		7,448		1,735		(1,447)		8,575

Total assets	Ps.	3,215	Ps.	12,252	Ps.	6,959	Ps.	(8,475)	Ps.	13,951

Short-term borrowings , current maturities of long-term debt and derivative financial instruments	Ps.	45	Ps.	2,438	Ps.	840	Ps.	(269)	Ps.	3,054

Current liabilities		960		7,171				(5,342)		2,789

Accrued expenses and other current liabilities		833		1,922		410		(1,254)		1,911

Current liabilities		1,838		11,531		1,250		(6,865)		7,754

Long-term liabilities		—		942		472		(611)		803

Total liabilities		1,838		12,473		1,722		(7,476)		8,557

Total majority interest		1,377		(221)		5,237		(5,016)		1,377

Minority interest in consolidated subsidiaries		—		—		—		4,017		4,017

Total stockholders’ equity		1,377		(221)		5,237		(999)		5,394

Total liabilities and stockholders’ equity	Ps.	3,215	Ps.	12,252	Ps.	6,959	Ps.	(8,475)	Ps.	13,951

b)	Supplemental condensed consolidating statements of operations presented in accordance with MFRS

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	(699)	Ps.	11,208	Ps.	2,788	Ps.	165	Ps.	13,462
Cost of sales		—		8,453		1,926		(420)		9,959

Selling, general and administrative expenses		10		2,625		483		(33)		3,085

Total financing cost		121		575		54		(119)		631

Other (income) expenses, net		(102)		524		28		—		450

Income and asset tax expense (benefit)		46		(176)		52		1		(77)

Net (loss) income for the year		(774)		(793)		245		736		(586)

Net minority income		—		—		—		188		188

Net majority (loss) income	Ps.	(774)	Ps.	(793)	Ps.	245	Ps.	548	Ps.	(774)

			Combined
			Wholly-		Combined			Adjustments
			Owned		Non-			and	Viméxico
For the year ended December 31, 2007	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	164	Ps.	11,123	Ps.	2,962	Ps.	(644)	Ps.	13,605
Cost of sales		—		7,957		1,946		(325)		9,578

Selling, general and administrative expenses		6		2,724		545		(30)		3,245

Total financing cost		187		431		91		(266)		443

Other expenses (income), net		1		74		17		(1)		91

Income tax expense (benefit)		56		23		73		—		152

Net (loss) income for the year		(86)		(86)		290		(22)		96

Net minority income		—		—		—		182		182

Net majority (loss) income	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(204)	Ps.	(86)

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	(574)	Ps.	10,933	Ps.	2,451	Ps.	420	Ps.	13,230
Cost of sales		—		7,983		1,833		(113)		9,703

Selling, general and administrative expenses		9		2,883		492		(43)		3,341

Total financing cost		221		2,463		(141)		(1,145)		1,398

Other expenses (income), net		—		67		(700)		774		141

Income tax expense (benefit)		20		(752)		(4)		1		(735)

Net (loss) income for the year		(824)		(1,711)		971		946		(618)

Net minority income		—		—		—		206		206

Net majority (loss) income	Ps.	(824)	Ps.	(1,711)	Ps.	971	Ps.	740	Ps.	(824)

c)	Supplemental condensed consolidating statements of changes in financial position presented in accordance with MFRS

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Operating Activities:

Net (loss) income	Ps.	(774)	Ps.	(793)	Ps.	254	Ps.	727	Ps.	(586)
Depreciation and amortization		1		487		110		—		598
Provision for employee retirement obligations		—		80		58		—		138
Amortization of debt issuance costs		34		4		(1)		—		37
Write-off and loss from sale of assets		—		477		(12)		—		465
Other non-cash charges		822		(444)		22		(784)		(384)
Decrease in inventories		—		420		47		(16)		451
Change in other current assets and liabilities		(35)		(724)		(227)		171		(815)
Employee retirement obligations		—		(101)		(87)		—		(188)

Net resources generated by (used in) operating activities		48		(594)		164		98		(284)

Financing Activities:
Bank loans, net		(1,428)		(653)		(133)		—		(2,214)
Issuance of capital stock		1,526		—		—		—		1,526
Other financing activities		181		728		(159)		(281)		469

Net resources generated by (used in) financing activities		279		75		(292)		(281)		(219)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(265)		(65)		—		(330)
Proceeds from sale of land, machinery and equipment		—		170		169		—		339
Restricted cash		—		279		2		—		281
Proceeds from sale of subsidiaries and associated companies		219		—		3		(45)		177
Other investing activities		(546)		267		(66)		228		(117)

Net resources (used in) generated by investing activities		(327)		451		43		183		350

Net decrease in cash and cash equivalents		—		(68)		(85)		—		(153)

Balance at beginning of year		—		191		132		—		323

Balance at end of year	Ps.	—	Ps.	123	Ps.	47	Ps.	—	Ps.	170

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Operating Activities:
Net (loss) income	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(22)	Ps.	96
Depreciation and amortization		2		374		104		—		480
Provision for employee retirement obligations		—		45		12		—		57
Amortization of debt issuance costs		—		4		—		—		4
Impairment of long-lived assets		—		—		91		—		91
Loss (gain) from sale of long-lived assets		—		(55)		—		—		(55)
Derivative financial instruments		—		27		9		(7)		29
Deferred taxes		21		(122)		(3)		—		(104)
Other non-cash activities		102		(106)		—		24		20
(increase) decrease in trade receivables		2		(80)		(271)		155		(194)
Decrease in inventories		—		138		(157)		—		(19)
(Decrease) increase in trade payables		—		96		186		(59)		223
Change in other current assets and liabilities		12		235		(62)		(80)		105
Employee retirement obligations		—		(100)		(1)		—		(101)

Net resources generated by operating activities		53		370		198		11		632

Financing Activities:
Bank loans, net		—		(331)		61		—		(270)
Debt issuance cost		—		(7)		(2)		—		(9)
Dividends paid to minority interest		—		—		(67)		16		(51)
Other financing activities		(1,265)		403		(54)		1,177		261

Net resources (used in) generated by financing activities		(1,265)		65		(62)		1,193		(69)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(216)		(108)		—		(324)
Proceeds from sale of land, machinery and equipment		—		131		—		—		131
Restricted cash		—		—		(9)		—		(9)
Investment in subsidiaries		(67)		(114)		—		—		(181)
Deferred charges		—		(175)		(31)		—		(206)
Other investing activities		1,279		(37)		11		(1,204)		49

Net resources generated (used in) by investing activities		1,212		(411)		(137)		(1,204)		(540)

Net increase (decrease) in cash and cash equivalents		—		24		(1)		—		23

Balance at beginning of year		—		123		47		—		170

Balance at end of year	Ps.	—	Ps.	147	Ps.	46	Ps.	—	Ps.	193

d)	Supplemental condensed consolidating statements of cash flows presented in accordance with MFRS

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

OPERATING ACTIVITIES:
Loss (income) before income taxes	Ps.	(804)	Ps.	(2,462)	Ps.	967	Ps.	946	Ps.	(1,353)
Items related to investing and financing activities:
Depreciation and amortization		2		418		68		—		488
Gain from sale of long-lived assets		—		102		—		(194)		(92)
Impairment of long-lived assets		—		—		—		196		196
Interest income		(1)		(63)		(124)		138		(50)
Derivative financial instruments		—		617		1		(1)		617
Foreign exchange loss		77		940		(616)		(234)		167
Interest expense		145		842		75		(402)		660
Trade receivables		—		(43)		190		(107)		40
Inventories		—		(28)		72		—		44
Trade payables		—		(116)		(219)		(37)		(372)
Other current assets and liabilities		867		94		(137)		(544)		280

Net cash provided by operating activities		286		301		277		(239)		625

INVESTING ACTIVITIES
Investments in machinery and equipment		—		(61)		(76)		1		(136)
Investment in subsidiaries		60		—		(43)		(60)		(43)
Deferred charges		—		(92)		(27)		—		(119)
Interest received		(261)		116		126		68		49
Trade receivables to affiliates		(18)		(496)		(1,995)		1,846		(663)
Others from investing activities		—		(11)		(1)		(1)		(13)

Net cash used in investing activities		(219)		(544)		(2,016)		1,854		(925)

To obtain cash from financing activities		67		(243)		(1,739)		1,615		(300)

FINANCING ACTIVITIES:
Proceeds from short-term bank loans		—		182		133		—		315
Interest paid		(128)		(348)		(69)		(100)		(645)
Dividends paid to minority interest		—		(60)		(113)		65		(108)
Proceeds from long-term bank loans		—		41		47		—		88
Payments of long-term bank loans		—		(51)		(26)		—		(77)
Notes payables to affiliates		60		2,090		6		(1,627)		529
Derivative financial instruments		—		166		(10)		—		156
Other financing activities		—		(1,709)		1,825		47		163

Net cash provided by financing activities		(68)		311		1,793		(1,615)		421

Net increase in cash and cash equivalents		(1)		68		54		—		121

Adjustment to cash flows due to exchange rate fluctuations		—		(25)		(16)		—		(41)
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 18)		1		147		63		—		211

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 20)	Ps.	—	Ps.	190	Ps.	101	Ps.	—	Ps.	291

e)	Supplemental condensed consolidating financial information reconciled from MFRS to U.S. GAAP:
As disclosed in note 22, through December 31, 2007, the Company’s reconciliation from MFRS to U.S. GAAP does not eliminate the effects of inflation as it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.
The other differences between MFRS and U.S. GAAP and the effects on consolidated net income (loss) and consolidated stockholders’ equity as it relates to the Company’s guarantor and non-guarantor subsidiaries are presented below:

				Combined
				Wholly-	Combined		Adjustments
				Owned	Non-		and		Viméxico
For the year ended December 31, 2006	Viméxico			Guarantors	Guarantors		Eliminations		Consolidated

Net (loss) income of majority interest as reported under MFRS	Ps.	(774)	Ps.	(793)	Ps.	245	Ps.	548	Ps.	(774)

U.S. GAAP adjustments:

Deferred income taxes		(119)		(63)		—		—		(182)

Deferred workers’ profit sharing		—		(6)		(9)		—		(15)
Monetary position result on deferred income taxes and deferred workers profit sharing		—		13		—		—		13

Capitalization of interest		—		8		1		—		9
Amortization of capitalized interest		—		(7)		(1)		—		(8)

Effect of applying Bulletin B-10		—		(62)		(6)		—		(68)

Effect of applying Bulletin B-15		3		4		(2)		(1)		4

Employee retirement obligations		—		6		5		—		11
Purchase of Visteon’s capital investment		1		—		—		—		1

Impairment of long-lived assets		—		379		—		—		379

Investment in subsidiaries		259		—		—		(259)		—

Total U.S. GAAP adjustments		144		272		(12)		(260)		144

Net (loss) income under U.S. GAAP	Ps.	(630)	Ps.	(521)	Ps.	233	Ps.	288	Ps.	(630)

				Combined
				Wholly-	Combined			Adjustments
				Owned	Non-			and	Viméxico
For the year ended December 31, 2007	Viméxico			Guarantors	Guarantors			Eliminations	Consolidated

Net (loss) income of majority interest as reported under MFRS	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(204)	Ps.	(86)

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—		3		3

Deferred income taxes		(103)		63		3		—		(37)
Monetary position result on deferred income taxes and deferred workers profit sharing		5		14		(2)		—		17

Amortization of capitalized interest		—		(4)		—		—		(4)

Effect of applying Bulletin B-10		—		(15)		(6)		—		(21)

Employee retirement obligations		—		(4)		(3)		—		(7)
Purchase of Visteon’s capital investment		5		—		—		—		5

Impairment of long-lived assets		—		(10)		—		—		(10)

Investment in subsidiaries		39		—		—		(39)		—

Total U.S. GAAP adjustments		(54)		44		(8)		(36)		(54)

Net (loss) income under U.S. GAAP	Ps.	(140)	Ps.	(42)	Ps.	282	Ps.	(240)	Ps.	(140)

				Combined
				Wholly-	Combined		Adjustments
				Owned	Non-		and		Viméxico
For the year ended December 31, 2008	Viméxico			Guarantors	Guarantors		Eliminations		Consolidated

Net (loss) income of majority interest as reported under MFRS	Ps.	(824)	Ps.	(1,711)	Ps.	971	Ps.	740	Ps.	(824)

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—		48		48

Deferred income taxes		(184)		238		1		—		55

Amortization of capitalized interest		—		(5)		—		—		(5)

Goodwill		—		(5)		(38)		—		(43)

Effect of applying Bulletin B-10		—		23		(5)		—		18

Derivative Financial Instruments		—		17		—		—		17

Employee retirement obligations		—		11		—		—		11
Purchase of Visteon’s capital investment		5		—		—		—		5

Impairment of long-lived assets		—		(45)		—		—		(45)

Investment in subsidiaries		236		—		—		(236)		—

Total U.S. GAAP adjustments		57		234		(42)		(188)		61

Net (loss) income under U.S. GAAP	Ps.	(767)	Ps.	(1,477)	Ps.	929	Ps.	552	Ps.	(763)

			Combined
			Wholly-		Combined			Adjustments
			Owned		Non-			and	Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Total stockholders’ equity reported under MFRS	Ps.	4,453	Ps.	3,609	Ps.	2,276	Ps.	(4,291)	Ps.	6,047
Less minority interest included as stockholders’ equity under MFRS		—		—		—		(1,594)		(1,594)

Majority stockholders’ equity under MFRS		4,453		3,609		2,276		(5,885)		4,453

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—		(49)		(49)

Deferred income taxes		(259)		(292)		10		—		(541)

Capitalization of interest		—		38		4		—		42
Accumulated amortization of capitalized interest		—		(20)		(2)		—		(22)

Goodwill		—		5		119		—		124

Effect of applying Bulletin B-10		(1)		(23)		5		—		(19)

Effect of SFAS No. 158		—		(130)		(33)		—		(163)

Employee retirement obligations		—		(28)		(10)		—		(38)

Purchase of Visteon’s capital investment		(67)		—		—		—		(67)

Impairment of long-lived assets		—		390		—		—		390

Investment in subsidiaries		(16)		—		—		16		—

Total U.S. GAAP adjustments		(342)		(60)		93		(33)		(342)

Total stockholders’ equity under U.S. GAAP	Ps.	4,111	Ps.	3,549	Ps.	2,369	Ps.	(5,918)	Ps.	4,111

				Combined
				Wholly-	Combined			Adjustments
				Owned	Non-			and	Viméxico
As of December 31, 2008	Viméxico			Guarantors	Guarantors			Eliminations	Consolidated
Total stockholders’ equity reported under MFRS	Ps.	1,377	Ps.	(221)	Ps.	5,237	Ps.	(999)	Ps.	5,394
Less minority interest included as stockholders’ equity under MFRS								(4,017)		(4,017)

Majority stockholders’ equity under MFRS		1,377		(221)		5,237		(5,016)		1,377

U.S. GAAP adjustments:

Effect of the adjustments below on minority interest		—		—		—		3		3

Deferred income taxes		(442)		16		11		—		(415)

Capitalization of interest		—		38		4		—		42
Accumulated amortization of capitalized interest		—		(25)		(2)		—		(27)

Goodwill		—		—		81		—		81

Derivative financial Instruments		—		17		—		—		17

Effect of SFAS No. 158		—		(381)		(33)		—		(414)

Employee retirement obligations		—		(17)		(10)		—		(27)
Purchase of Visteon’s capital investment		(62)		—		—		—		(62)
Purchase of remaining 40% interest in Vitro Cristalglass		—		—		60		—		60

Impairment of long-lived assets		—		345		—		—		345

Investment in subsidiaries		150		—		—		(150)		—

Total U.S. GAAP adjustments		(354)		(7)		111		(147)		(397)

Total stockholders’ equity under U.S. GAAP	Ps.	1,023	Ps.	(228)	Ps.	5,348	Ps.	(5,163)	Ps.	980

f)	Supplemental U.S. GAAP Cash Flow Information
The classifications of cash flows under MFRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between MFRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.
The following table summarizes the cash flow items as required under SFAS No. 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2006, 2007 and 2008, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation for all periods presented. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power.

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and			Viméxico
As of December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations			Consolidated
Net cash provided by (used in) operating activities	Ps.	23	Ps.	(562)	Ps.	137	Ps.	109	Ps.	(293)
Net cash provided by (used in) financing activities		369	56			(183)		(384)		(142)
Net cash (used in) provided by investing activities		(393)	448			(22)		275		308
Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
As of December 31, 2006	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
Interest paid	Ps.	100	Ps.	602	Ps.	72	Ps.	(116)	Ps.	658

Income taxes paid		(4)		147		8	—			151

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
Net cash provided by operating activities	Ps.	6	Ps.	270	Ps.	229	Ps.	44	Ps.	549
Net cash (used in) provided by financing activities		(1,193)		225		(47)		1,008		(7)
Net cash provided by (used in) investing activities		1,188		(470)		(171)		(1,052)		(505)

Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
Interest paid	Ps.	244	Ps.	522	Ps.	69	Ps.	(462)	Ps.	373

Income taxes paid		16		174		14	—			204

			Combined
			Wholly-		Combined			Adjustments
			Owned		Non-			and	Viméxico
As of December 31, 2008	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	(103)	Ps.	235	Ps.	324	Ps.	(270)	Ps.	186
Net cash (used in) provided by financing activities		60		492		1,873		(1,516)		909
Net cash (used in) provided by investing activities		42		(662)		(2,143)		1,786		(977)
Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
As of December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
Interest paid	Ps.	128	Ps.	349	Ps.	68	Ps.	100	Ps.	645

Income taxes paid				69		(59)				10

EXHIBIT INDEX

Exhibit No.	Description	Page
1.01	Amended and restated by-laws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation	c

2.01	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the “CPO Trust Agreement”), together with an English translation	i

2.02	Public Deed dated November 29, 1990 (the “Public Deed”), together with an English translation	i

2.03	Common Shares Trust Agreement	i

2.04	CPO Trust Agreement and Public Deed	i

2.05	Form of Certificado Bursátil	g

2.06	Indenture dated as of October 22, 2003 (“2013 Indenture”) between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits); including Form of 11.75% Senior Note due 2013	f

2.07
Form of First Supplemental Indenture dated as of October 23, 2006 to the 2013 Indenture between Vitro, S.A. de C.V. and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
a

2.08
First Supplemental Indenture to the 2013 Indenture dated as of February 1, 2007 among Vitro, S.A.B. de C.V., the Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
c

2.09
Second Supplemental Indenture to the 2013 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
c

2.10
Third Supplemental Indenture to the 2013 Indenture dated as of January 16, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
b

2.11
Fourth Supplemental Indenture to the 2013 Indenture dated as of May 15, 2008 between Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and U.S. Bank National Association as successor trustee to Wachovia Bank, National Association
b

2.12
Trust Agreement between Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as issuer and trustee, Distribuidora Nacional de Vidrio, S.A. de C.V. Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V., and Vitro Vidrio y Cristal, S.A. de C.V., dated August 3, 2005, in connection with the issuance of the 6.46% Preferred Notes
d

Exhibit No.	Description	Page
2.13
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
d

2.14	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2012 Indenture”)	c

2.15	Form of 8.625% Senior Note due 2012	c

2.16
First Supplemental Indenture to the 2012 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
c

2.17
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
b

2.19	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2017 Indenture”)	c

2.2	Form of 9.125% Senior Note due 2017	c

2.21
First Supplemental Indenture to the 2017 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
c

2.22
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

4.01
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
e

4.02	Guaranty dated as of March 31, 2005 among Vitro, S.A.B. de C.V. and of the holders of the Certificados Subordinados	e

Exhibit No.	Description	Page
4.03
First amendment dated March 31, 2009 to the Trust Agreement dated as of March 23, 2005 among Compañía Vidriera, S.A. de C.V, Industria del Alcali, S.A. de C.V. Bank of America, S.A., Institución de Banca Múltiple, Grupo Financiero Bank of America, División Fiduciaria and Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A.
+

4.04	Letter of extension between Pilkington plc and Vitro Vidrio y Cristal, S.A. de C.V., dated April 24, 2006	e

4.05	Stock Purchase Agreement of Vidrios Panameños S.A. between the Sellers listed therein and Empresas Comegua, S.A., dated April 4, 2006.	d

4.06
Partnership Interest Purchase agreement dated January 16, 2009 among Francisco Javier Prado Ovalle, Isaac Prado Ovalle, Recaredo Prado Ovalle, Invergar Participaciones Inmobiliarias, S.L., Isaac Prado Bodelón y Concepción Ovalle Vallinas as Seller and Vimexico, S.A. de C.V. as Purchaser
+

4.07
Partnership Interest Purchase agreement dated January 30, 2009 among Francisco Javier Prado Ovalle, Isaac Prado Ovalle, Recaredo Prado Ovalle, Invergar Participaciones Inmobiliarias, S.L., Isaac Prado Bodelón y Concepción Ovalle Vallinas as Seller and Vimexico, S.A. de C.V. as Purchaser
+

4.08
Trust Agreement dated November 3, 2008 among Vitro Envases Norteamerica, S.A. de C.V. Compañia Vidriera, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vidriera Toluca, S.A. de C.V., Vitro, S.A.B. de C.V. and Nacional Financiera, S.N.C., División Fiduciaria.
+

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
+

+	Filed herewith.

a	Filed as an exhibit to the Registration Statement of Vitro, S.A.B. de C.V. on Form F-4 (File No. 333-135546) and incorporated herein by reference thereto.

b	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference thereto.

c	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference thereto.

d	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference thereto.

e	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference thereto.

f	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference thereto.

g	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report for the year ended December 31, 2002 and incorporated herein by reference thereto.

h	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.

i	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto.