Form 20-F
period 2009-12-31
VITRO SAB DE CV
filed 2011-02-28
CIK 880582

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2009
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
Claudio Luis del Valle Cabello
Ave. Ricardo Margáin Zozaya 400, Col. Valle del Campestre,
San Pedro Garza García, Nuevo León, 66265 México
Tel: (52 81) 8863-1200
Fax: (52 81) 8335-7799
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
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
as of December 31, 2009:
386, 857, 143 shares of Series “A” common stock, no par value
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

Yes ☐	No ☑
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
Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (the “CINIF”), which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP.” See Note 25 to our consolidated financial statements as of December 31, 2009 and for each of the three years in the period ended December 31, 2009 which provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us.
As of December 31, 2009, we were in default under the indentures governing the $300 Million Senior Notes due 2012 (the “2012 Notes”), the $216 Million Senior Notes due 2013 (the “2013 Notes”) and the $700 Million Senior Notes due 2017 (the “2017 Notes” together with the 2012 Notes and the 2013 Notes, the “Old Notes”). Therefore, Ps. 15,771 million was reclassified in our consolidated financial statements as short-term debt resulting in current liabilities significantly exceeding current assets. Vitro is also in default with respect to certain other debt, as described under “Recent Developments—Vitro’s Financial Difficulties—Interest and principal payment default on the Old Notes and Vitro’s other debt”. We are currently in negotiations with our financial creditors in order to restructure our debt. We continue to operate normally as we work to achieve a financial restructuring. Our consolidated financial statements do not include the effects that could result if such financial restructuring is unable to be realized.
As disclosed in Note 3 (a) of our consolidated financial statements we adopted the following new MFRS, which impacted our financial position and results of operations in 2008: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF D-3, Employee Benefits; and NIF D-4, Income Taxes. In 2009: NIF B-8, Consolidated or Combined Financial Statements; NIF C-8, Intangible Assets; and D-8, Share-based Payments. Please refer to Note 3 (a) to our consolidated financial statements for more information about the impacts of these changes.
In January 2009, the Comisión Nacional Bancaria y de Valores (the “CNBV”) published amendments to its regulations applicable to issuers (Circular Única), making it compulsory for public entities to prepare and present their financial statements using International Financial Accounting Standards (“IFRS”) beginning 2012 (early adoption is permitted). Therefore, beginning in first quarter of 2012, we will be required to report our financial information to the Bolsa Mexicana de Valores under IFRS.
In November 2008, the corporate by-laws of Empresas Comegua, S.A. (“Comegua”), a company of which we own 49.7%, were modified regarding the control of its operations. As a result, beginning on December 1, 2008 our consolidated financial statements present our 49.7% interest in Comegua under the equity method for purposes of MFRS, whereas previously Comegua was presented as a consolidated subsidiary. As a result of the deconsolidation of Comegua in November 2008, only the results of Comegua for the first eleven months of 2008 are included in our consolidated financial statements, and Comegua’s individual assets and liabilities are not included in our consolidated balance sheet as of December 31, 2008. See Note 20 (d) of our consolidated financial statements for more information.
In August 2008, our partner in Vitro Cristalglass S.L. (“Vitro Cristalglass”) exercised its right to sell its 40% interest in the company to our subsidiary Viméxico, S.A. de C.V. (“Viméxico”), the holding company for our Flat Glass business unit. Therefore, beginning September 1, 2008, our consolidated financial statements present Vitro Cristalglass as a wholly-owned subsidiary of Viméxico. In January 2009, a revised payment schedule was agreed upon with the previous partner, extending the payment through the 2009 and 2010 periods, and providing that the purchase of the partnership interest in Vitro Cristalglass would be made through the same company, with a subsequent capital reduction. We completed these payments in December 2010. For more information, see Note 20(c) to our consolidated financial statements.

In August, 2007, Viméxico acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”), a company dedicated to the installation of value-added glass products, for an amount of approximately $10 million, and beginning September 1, 2007, our consolidated financial statements include PVA as a wholly-owned subsidiary of Viméxico. For more information, see Note 20(a) to our consolidated financial statements.
In July, 2007, Viméxico exercised its option to acquire the 50% equity interest in Vitro AFG, S.A. de C.V. (“Vitro AFG”) held by its joint venture partner AFG Industries (“AFG”), a subsidiary of Asahi Glass Co. Limited, and beginning August 1, 2007, our consolidated financial statements present Vitro AFG as a wholly-owned subsidiary of Viméxico. For more information, see Note 20(b) to our consolidated financial statements.
This annual report contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the “Free Exchange Rate.” As of December 31, 2007, 2008 and 2009, the Free Exchange Rate was 10.8662, 13.8325 and 13.0587 pesos per U.S. dollar, respectively. As of September 30, 2009 and 2010, the Free Exchange Rate was 13.5042 and 12.5011 pesos per 1.00 U.S. dollar, respectively. Within this annual report, we often compare variances between periods. In such instances, when addressing changes in nominal U.S. dollars, we calculate these amounts by dividing the nominal pesos for each period by the exchange rate published by the Mexican Central Bank on the date such transactions were realized. See “Item 3. Key Information—Exchange Rates” for additional information regarding exchange rates.
In accordance with MFRS, our consolidated financial statements for the year ended December 31, 2008 and 2009 are expressed in nominal pesos, and all amounts for prior fiscal years are restated in constant pesos as of December 31, 2007, except where otherwise indicated.
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
Under Mexican corporate law, ordinary shares of our Series “A” common stock held by our Stock Option Trust (39,777,907 shares as of October 14, 2010, the date of our most recent general ordinary shareholder’s meeting) are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which our other shares are entitled to vote. However, for accounting purposes, our ordinary shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of change in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders’ equity, we considered our ordinary shares held by our Stock Option Trust as treasury stock and not outstanding. As of October 14, 2010, 59,484,349 ordinary shares were held by our Pension Plan Trust. Those ordinary shares are treated as outstanding for all purposes.
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
These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. It is possible that our future financial performance may differ materially from our expectations because of a variety of factors, some of which include, without limitation, the following:
•	our ability to restructure and refinance our current debt;

•	liquidity, debt repayment and access to credit;

•
the general political, economic and competitive conditions in markets and countries where we have operations, including the global recession conditions, competitive pricing pressures, inflation or deflation, increased security risks and changes in tax rates;

•	fluctuations in the price and availability of energy, raw materials, labor and transportation;

•	consolidation among competitors and customers;

•	foreign currency exchange fluctuations relative to the U.S. dollar and the euro against the Mexican peso;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	capacity utilization of our facilities;

•	the ability to integrate operations of acquired businesses;

•	consumer preferences for forms of packaging that are alternatives to glass containers;

•	technological breakthroughs in the construction or auto industries which change the actual use or applications of glass in such industries

•	the ability to hire and retain experienced management;

•	lifting of trade barriers and enforcement of measures against unfair trade practices;

•	the enactment of stricter environmental laws; and

•	the timing and occurrence of natural disasters and other events which are beyond our control and our capacity to recover our level of operations after such events.
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

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
RECENT DEVELOPMENTS
Vitro’s Financial Difficulties
The global recession and its effects on our business
The global economic and financial crisis, and the severe economic recession, which began in the second half of 2008, affected each of our major markets, Mexico, the United States and Spain, and has significantly affected our Glass Container and Flat Glass businesses. The sharp decline in demand for new cars and trucks in the automobile industry, for new homes and buildings in the construction industry, and reduced beer bottle demand from our main client in Glass Containers resulted in a 36.8% decline in our consolidated operating income for 2008 compared to 2007, from Ps. 2,704 million to Ps. 1,710 million, and a further 22.3% decline in our operating income for 2009 compared to 2008, from Ps. 1,710 million to Ps. 1,329 million. Income before taxes decreased from Ps. 175 million in 2007 to a loss of Ps. 7,857 million in 2008 and a loss of Ps. 1,352 million in 2009. Net income decreased from Ps. 131 million in 2007 to a loss of Ps. 5,682 million in 2008 and a loss of Ps. 754 million in 2009. Even though the economy has shown moderate signs of recovery in 2010, some of our markets are still experiencing contraction and excess capacity, including the construction sector in the United States and Spain. For the nine-month period ended September 30, 2010, our consolidated net sales decreased 4.8% to Ps. 17,498 million ($1,400 million) from Ps. 18,389 million ($1,362 million) for the same period ended September 30, 2009.
For further discussion see “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information.”
Claims relating to our derivative financial instruments
We are a large consumer of natural gas with an approximate consumption of 20 million British Thermal Units (“MMBTU”) in 2008 and 17 MMBTUs in 2009 through our 21 glass container furnaces, three float glass furnaces in Mexico and our 15-year “take-or-pay” power agreement with Tractebel Energía, S. de R.L. de C.V. (“Tractebel Energía”) in which natural gas is a pass through component in the energy price. For more information see “Item 4. Information on the Company—Business—Our Raw Materials—Energy.” During the first seven months of 2008, energy prices, mostly natural gas, our main energy input, recorded a sharp price increase from $6.51 to $12.60 per MMBTU, exerting negative pressure on our operating and financial results. During this period, in order to hedge against further increases in natural gas prices, we entered into certain Derivative Financial Instruments (“DFIs”) that were different in characteristics and notional amounts from the derivative contracts we had historically entered into.
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

During February and March 2009, six out of seven Counterparties with whom we and some of our subsidiaries entered into DFIs filed lawsuits in the Supreme Court of the State of New York demanding payment of approximately $240.3 million plus interest and other fees related to the unwound positions. As of the date hereof, our subsidiary, Vitro Envases Norteamérica, S.A. de C.V. (“Vena”) has reached a settlement agreement with Calyon Credit Agricole CIB (“Calyon”), one of the six Counterparties who filed lawsuits, and the Calyon lawsuit was dismissed. The amount of the settlement agreed with Calyon is $63.4 million plus interest and other fees of $3.9 million. We are seeking to include this settlement in the general restructuring of our debt, as described further below. In any event, if we are unable to reach an agreement with Calyon to include our settlement with them in the general restructuring described below, we will not be able to subsequently enter into a restructuring transaction with Calyon on terms more favorable than the Restructuring Consideration (in terms of recovery, terms and conditions of new restructured securities or otherwise).
The other five Counterparties who filed lawsuits sold their DFI Claims (including their rights under the related lawsuits) to Fintech. The other Counterparty not party to the lawsuits sold its DFI Claim to Fintech also. Following Fintech’s purchase of such DFI Claims, we engaged in settlement negotiations with Fintech. As a result of such negotiations, Fintech agreed to dismiss the lawsuits related to the DFI Claims and we and Fintech entered into a settlement agreement (the “Settlement Agreement”) and standstill and tolling agreements with respect to such lawsuits and DFI Claims. Under the terms of such Settlement Agreement, among other things, we and certain of our subsidiaries acknowledged the debt outstanding under such DFI Claims (in an aggregate principal amount of approximately $176.4 million) and our subsidiaries that had originally entered into the DFIs with the Counterparties that sold such DFI Claims to Fintech issued promissory notes to Fintech in respect and in settlement of such outstanding debt (“Promissory Notes”, which are the agreed upon amounts in settlement of DFI Claims and included in the definition of DFI Claims). The Promissory Notes were guaranteed “por aval” by us and some of our Mexican subsidiaries.
Effective as of November 3, 2010, the subsidiaries that issued the Promissory Notes assigned their respective rights and obligations under the Settlement Agreement and the Promissory Notes to Vitro. As a result of such assignment, Vitro issued two new promissory notes (the “New Promissory Notes”) to Fintech in lieu of the assigned Promissory Notes, one in the same aggregate principal amount as the prior Promissory Notes and the other in an aggregate principal amount equal to the interest that had accrued on the prior Promissory Notes up to the date of the assignment. In addition to the tax benefits realized by Vitro and its subsidiaries as a result of such assignment, Vitro is entitled to receive a fee from the assignor subsidiaries within 60 days of the assignment. Also, in connection with the assignment of the Promissory Notes, Fintech agreed to extend the final maturity of the payment obligations under the New Promissory Notes to March 31, 2011, with new scheduled maturity payments becoming due on January 31, 2011 ($10 million), February 28, 2011 ($30 million) and March 31, 2011 (approximately $151.4 million plus accrued interest). The New Promissory Notes, which are guaranteed “por aval” by certain of Vitro’s Mexican subsidiaries, replace and supersede the prior Promissory Notes and are subject to the same lock-up agreement with Fintech (the main terms of which were described in the solicitation statement for the Offers described below). Due to a court order in the Voluntary Concurso Proceeding dated December 24, 2010 forbidding payment of any and all past due obligations, Vitro has not paid and does not expect to pay the amounts payable under the New Promissory Notes (as and when they become due and payable). The New Promissory Notes will be restructured pursuant to the terms of the Exchange Offer and Consent Solicitation described below.
Interest and principal payment default on the Old Notes and Vitro’s other debt
In order to preserve the necessary cash to continue our operations, we did not make scheduled interest payments due February 2009, August 2009, February 2010, August 2010 and February 2011on the 2012 Notes and the 2017 Notes and did not make scheduled interest payments due May 2009, November 2009, May 2010 and November 2010 on the 2013 Notes. Under the indentures governing the Old Notes, the trustee or the registered holders of at least 25% in principal amount of the Old Notes have the right to accelerate this debt. On January 4, 2010, we received a document entitled “Notice of Acceleration of Payment” from a group of holders of the 2012 Notes and 2017 Notes, which was also addressed to the trustee under the indentures governing the 2012 Notes and the 2017 Notes. At our request, counsel to the signatories of such document stated that such signatories represented holders of 25% or more of each of the relevant series of 2012 Notes and 2017 Notes. On April 12, 2010, we also received a document entitled “Notice of Default and Acceleration” on letterhead of the trustee under the indenture governing the 2013 Notes.

In addition, we did not make a scheduled payment of Ps. 150 million ($11.9 million), plus accrued interest, due February 5, 2009 on our Certificados Bursátiles issued in 2003 (“Certificados Bursátiles Vitro 03”). The common representative (representante común) of the Certificados Bursátiles Vitro 03 initiated legal proceedings in Mexico involving attachment of Vitro’s assets in order to demand payment of Ps. 150 million ($11.9 million), plus accrued interest to date, on such Certificados Bursátiles Vitro 03. A first instance ruling requiring Vitro to pay was issued and appealed by the Company. In its April 30, 2010 ruling, the Appeals Court dismissed the case involving the attachment of Vitro’s assets; however, the court converted the case into a legal proceeding not involving such attachment. As part of the negotiations to issue the Offers (as defined below), the holders of the Certificados Bursátiles Vitro 03 agreed to end litigation “without prejudice” until Vitro completes its restructuring process. In this process it was agreed that if Vitro is unable to restructure the Certificados Bursátiles Vitro 03, the holders would be able to bring an action again.
In addition, we did not make a scheduled interest payment of approximately Ps. 12 million ($1 million) on our Certificados Bursátiles Vitro 08 and a scheduled payment of approximately Ps. 120 million ($10 million) on the New Promissory Notes issued to Fintech in respect of the settlement related to our DFI claims.
In July 2009, we and other defendant subsidiaries received notification of an executive mercantile lawsuit filed in the Fifth Court Specialized in Civil Proceedings (Juzgado Quinto Civil) brought by ABN Amro (owned at one time by RBS Bank) in its capacity as creditor demanding the payment of $15 million plus interest. During September and October 2009, a preliminary ruling was issued requiring the Company to pay the principal amount. On January 18, 2010, the Company appealed this and other rulings that were issued in proceedings where certain evidence was dismissed. In September 2010, the First Appeals Court of the Superior Tribunal of the Federal District (Primera Sala del Tribunal Superior de Justicia) accepted one of the grounds for appeal on the merits, finding a violation of certain defense rights, and ordered to restart the proceedings to gather evidence by the Company, leaving without effect the ruling on the first instance judgment and the appeal without merits.
The legal proceeding was reinstated and continues, however, under the current voluntary Concurso Mercantil, no creditor, including RBS Bank would be able to execute any decision because, by court order, all execution proceedings have been suspended.
Vitro’s Restructuring Process
As a result of the foregoing, in February 2009, we announced our intention to restructure the outstanding Old Notes and the other debt mentioned above. We subsequently retained Rothschild Inc. as financial advisor to advise us on restructuring alternatives.
Financial liquidity transactions
In an effort to strengthen our liquidity and maintain normal operations during the restructuring process, we entered into the following transactions:
Bancomext Transaction
In November 2008, through one of our subsidiaries, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million), as of December 31, 2009, to a trust created for the sole purpose of selling such assets (the “Bancomext Trust”) if necessary in order to generate the necessary resources to pay off the principal from an $85 million credit obtained from a financial institution. As of December 31, 2008 and 2009 and June 30, 2010, the proceeds drawn against the loan were $85 million, $68 million and $68 million, respectively. On August 24, 2010, we finalized the sale of non-productive properties, amounting to $63.8 million. The resources of such sale and $5.5 million were contributed to the trust to pay in full the balance of $69.3 million to that date and thereby recover the property of our two corporate office buildings, which were part of the assets that were originally provided as collateral for such support.

Refinancing of Bladex Credit Facility
In July 2009, one of our subsidiaries refinanced a $30 million credit with Banco Latinoamericano de Exportaciones, S.A. (“Bladex”) for five years. The new note has several scheduled amortizations and a final maturity date of July 30, 2014. This amount is not part of the Restructured Debt.
Fintech Sale and Leaseback Transaction
In December 2009, we completed a $75 million transaction with Fintech Advisory Limited, an affiliate of Fintech (“Fintech Advisory”), through the creation of a Mexican trust (the “Real Estate Trust”). Vitro and its subsidiaries, Comercializadora Álcali, S.A. de C.V. (“Álcali”), Vidriera Guadalajara, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Querétaro, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V. and Vidriera Toluca, S.A. de C.V. contributed seven real estate assets (industrial land) to the Real Estate Trust, receiving $75 million in cash contributed by Fintech Advisory to acquire these assets. We entered into a 15 year lease agreement that allows the Company to continue using the assets. The Company has the right to repurchase the title to these real estate assets in exchange for $126 million in cash in certain circumstances. If we default on a payment under the lease agreement or if certain other specified events were to occur, Fintech Advisory will have the right to sell such assets to third parties (assuming we have not already repurchased the assets), with the exception of certain parties such as competitors or creditors. If Fintech exercises its right to sell or lease the real estate assets, this could adversely affect our business. Additionally, after the execution of a restructuring plan or agreement for the restructuring of substantially all of our financial indebtedness and the satisfaction of certain other conditions precedent, Fintech may exercise one of two options obtained on the same date to exchange the rights over the Real Estate Trust for shares of the Company and/or a sub-holding subsidiary’s common shares. The option related to the common shares of the Company, if exercised, would be for up to a maximum of 93,099,849 shares that in the aggregate are currently held by the Company’s Pension and Stock Option Trusts (described under Item 7. Major Shareholders and Related Party Transactions), valued in accordance with the relevant valuation formula set forth in the option agreement and would leave Fintech with up to a maximum equity stake in the Company of approximately 24%. If those common shares are not sufficient to satisfy the $75 million option purchase, the remainder of the purchase option would be fulfilled with the delivery to Fintech of the necessary shares of the sub-holding subsidiary valued in accordance with the relevant valuation formula set forth in the option agreement. Alternatively, Fintech may elect to exercise the second option, over certain shares of the sub-holding subsidiary exclusively (only one of the two options may be exercised). Fintech’s equity options expire three years after a restructuring plan or agreement for the restructuring of substantially all of our financial indebtedness is executed. The Company has the option to repurchase the sub-holding subsidiary’s shares during the three years following Fintech’s exercise of either option. In the event that Fintech exercises the option related to the Company’s common shares, a shareholders agreement among Fintech and the Company’s controlling shareholders will come into effect and would continue to be in effect as long as Fintech holds at least a 5% ownership in Vitro. Pursuant to the terms of such shareholders agreement, among other things, subject to certain limitations and qualifications, Fintech specifically agreed to vote with Mr. Adrian Sada Gonzalez, Ms. Esther Cueva de Sada, Ms. Maria Alejandra Sada Gonzalez and Mr. Adrian Sada Cueva, and the consent of such persons (including Fintech) will be required with respect to certain fundamental actions and voting matters affecting the Company. Moreover, under the shareholders agreement, Fintech and the other shareholders party thereto will be subject to certain transfer restrictions, in each case customary for a significant shareholder of a Company like ours.
Refinancing of Flat Glass Accounts Receivable Financing Program
In December 2009, we refinanced our Flat Glass accounts receivable program originally due August 22, 2010. The original $21.5 million private issuance was replaced with a new issuance of Ps. 300 million ($24 million) with a five year maturity.
Refinancing Transaction Related to our Float Glass Inventory in Mexico
In March 2010, we extended the terms by one year of financing arrangements for approximately Ps. 250 million ($20 million) whereby inventory was provided as a guarantee for such borrowings.

Covisa / Álcali Securitization Refinancing
In April 2010, we refinanced the senior Ps. 550 million ($43 million) variable rate TIIE+ 4% bond of the accounts receivable securitization trust of our subsidiaries Covisa and Álcali for an additional two years. The remaining $10 million balance of the subordinated notes was repaid.
Renewal of Vitro America’s Credit Lines
In June 2010, we renewed $32.5 million of Vitro America’s credit lines with Bank of America for an additional year.
Refinancing of Credit Lines in Spain
In August 2010, we refinanced 44.8 million euros of credit lines of Vitro Cristalglass, our subsidiary in Spain. We have reached agreements to extend these credit lines for three years.
Restructuring negotiations
For almost two years, Vitro has worked diligently to resolve its financial situation by seeking to achieve a consensual restructuring on terms that would provide Vitro’s creditors a fair recovery in light of the Company’s financial capacity and permit the Company to regain its financial footing. To that end, Vitro engaged in active negotiations with various groups of creditors, including an ad hoc group of holders of Old Notes (the “Ad Hoc Bondholders Group”), as well as Fintech, a significant creditor of the Company.
Vitro’s Tender Offer and Exchange Offer and Consent Solicitation
As a result of the negotiations mentioned above, Vitro conducted two alternative offers in respect of the outstanding Old Notes: (1) a cash tender offer which was conducted as a modified Dutch auction (the “Tender Offer”) and (2) an exchange offer and consent solicitation (the “Exchange Offer and Consent Solicitation” and, together with the Tender Offer, the “Offers”). Both offers applied to all three series of the Old Notes. The Offers were conducted in contemplation of, and as a step towards, restructuring most of Vitro’s outstanding debt through an in-court proceeding under the insolvency law of Mexico, as described below. Both Offers were launched on November 1, 2010 and have since expired in accordance with their respective terms. Old Notes in the aggregate principal amount of approximately $44 million were tendered pursuant to the Tender Offer and Restructured Debt in the aggregate principal amount of approximately $520 million were tendered in the Exchange Offer and Consent Solicitation. There was a delay in the settlement of payments with respect to both Offers as a result of the Attachment Orders (defined and described below), but this delay was resolved and the Tender Offer consideration and the consent payments pursuant to the Exchange Offer and Consent Solicitation have been made.
Minority Noteholders commence involuntary chapter 11 cases against Vitro’s U.S. subsidiaries
On November 17, 2010 four members of the Ad Hoc Bondholders Group who together hold approximately $75 million in face amount of Old Notes (the “Minority Noteholders”), or less than 5% of Vitro’s outstanding consolidated debt to be restructured, filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Northern District of Texas Fort Worth Division (the “Texas Bankruptcy Court”) against fifteen U.S. subsidiaries of Vitro which are guarantors of Vitro’s obligations under the Old Notes (the “U.S. Alleged Debtors”). On December 9, 2010, the U.S. Alleged Debtors filed an answer to the involuntary petitions, asserting that such petitions should be dismissed because the Minority Noteholders do not hold non-contingent undisputed claims and because the U.S. Alleged Debtors are generally paying their debts as they become due — which are prerequisites for the commencement of involuntary bankruptcy cases under the U.S. Bankruptcy Code. As of the date hereof, no orders for relief have been entered by the Texas Bankruptcy Court in respect of the involuntary petitions. A hearing before the Texas Bankruptcy Court to consider whether such orders for relief should be entered or the involuntary petitions should be dismissed was commenced on February 24, 2011 and was adjourned until March 31, 2011.
Since the filing of the involuntary petitions, the U.S. Alleged Debtors have continued to operate their businesses in the ordinary course, as they are authorized to do under the U.S. Bankruptcy Code. After filing the involuntary petitions, the Minority Noteholders sought to restrict the U.S. Alleged Debtors’ ability to enter into transactions with their non-U.S. affiliates or participate in Vitro’s planned restructuring in Mexico. However, on November 24, 2010, the Texas Bankruptcy Court denied the requested restrictions in their entirety. Additionally, the Texas Bankruptcy Court approved Vitro America LLC’s continued utilization, on unchanged terms, of its working capital facility with its secured lender, Bank of America, first, on December 3, 2010, on an interim basis, and on January 21, 2011, on a final basis. The Texas Bankruptcy Court also authorized Vitro America LLC to incur additional unsecured indebtedness from Vitro S.A.B. or a non-debtor affiliate.

New York State Litigation against Vitro and certain of its non-U.S. subsidiaries
On December 3, 2010, three funds managed by the Ad Hoc Bondholders Group member Aurelius Capital Management (collectively, “Aurelius”) filed suit against Vitro and 49 of its non-U.S. subsidiaries (collectively, the “Defendants”) in the Supreme Court of the State of New York (the “New York State Court”) premised on Vitro’s default and non-payment of the Old Notes (the “Aurelius Case”), and obtained a pre-judgment order of attachment from the New York State Court with respect to any assets of Vitro located in New York (the “Aurelius Order”). On December 9, 2010, certain funds managed by another Ad Hoc Bondholders Group member, Elliott Management Corp. (collectively, “Elliott”), also filed suit against the Defendants in the New York State Court (the “Elliott Case”) and also obtained a pre-judgment order of attachment (the “Elliott Order” and, together with the Aurelius Order, the “Attachment Orders”). On December 28, 2010, Vitro removed the Aurelius Case and the Elliott Case to the U.S. District Court for the Southern District of New York, both of which were in turn referred to the U.S. Bankruptcy Court for the Southern District of New York (the “New York Bankruptcy Court”) in which the Chapter 15 Case (as defined and described below) was pending at the time. However, after certain developments in Mexico (discussed below) resulted in the withdrawal of the Chapter 15 Petition (as defined below), the Defendants agreed to the remand of the Aurelius Case and Elliott Case back to the New York State Court. An order of remand was entered on January 14, 2011, and the cases have been reactivated in, and are currently pending before the New York State Court.
On December 9, 2010, the Aurelius Order was served on D.F. King & Co., Inc. (“D.F. King”), the Depositary for the Tender Offer and Information and Exchange Agent for the Exchange Offer and Consent Solicitation. In response, D.F. King determined not to direct the settlement of the Tender Offer or instruct the Depository Trust Company to complete the settlement until D.F. King received further guidance from the New York State Court as to whether its instructions to settle the Tender Offer would violate the terms of the Attachment Orders. As a result, the settlement of the Tender Offer and the distribution of the consent payments pursuant to the Exchange Offer and Consent Solicitation were temporarily delayed. On December 16, 2010, the New York State Court issued an order clarifying that the Old Notes tendered or exchanged pursuant to the Offers were not subject to the Orders of Attachment. However, before such order took effect, Aurelius appealed to the New York State Supreme Court, Appellate Division, First Department and requested that the order be stayed while the appeal was pending. On December 21, 2010, the New York State Supreme Court, Appellate Division, First Department denied the stay, and the New York State Court’s order took effect. Subsequently, D.F. King took the requisite actions and the Tender Offer consideration and the consent payments pursuant to the Exchange Offer and Consent Solicitation were made.
Aurelius and Elliott have served copies of the Attachment Orders on certain of Vitro’s customers, some of which had suspended payments to Vitro pending an order by the New York State Court vacating the Attachment Orders or otherwise clarifying that such payments were not subject thereto. In particular, some customers suspended payments on account of receivables previously assigned by certain Vitro subsidiaries to an independent trust. Certain of Vitro’s subsidiaries, including Vitro Automotriz, S.A. de C.V. (“Automotriz”), established an independent trust, pursuant to a contrato de fideicomiso signed on August 3, 2005 in Mexico (the “Flat Glass Payment Trust”), to which they sold and assigned their trade receivables. The trustee of the Flat Glass Payment Trust is Banco Invex, S.A., Institución de Banca Múltiple, Division Fiduciaria Invex Grupo Financiero (“Invex”). On February 1, 2011, Invex submitted an an order to show cause seeking entry of an order clarifying that payments due to the Flat Glass Payment Trust from customers on account of receivables generated by Automotriz were not subject to the Attachment Orders, which as explained further below, was recently heard and decided by the New York State Court.
On December 13, 2010, the Defendants moved the New York State Court to vacate the Attachment Orders. Aurelius and Elliott opposed this motion and, on December 15, 2010 and December 21, 2010, respectively, moved to confirm their respective Attachment Orders. On January 4, 2011, the Defendants made their submission in further support of the pending motion to vacate and in opposition to Aurelius and Elliotts’ motion to confirm the Attachment Orders, and on January 21, Aurelius and Elliott submitted their response on both motions. On February 8, 2011, Justice Kornreich of the New York State Court heard argument on the cross-motions to confirm and to vacate the Attachment Orders, as well as Invex’s order to show cause. At the conclusion of the hearing, Justice Kornreich took the cross-motions under advisement and entered an order on Invex’s order to show cause (the “Partial Vacatur Order”) vacating the Attachment Orders with respect to the Flat Glass Payment Trust receivables. Justice Kornreich briefly stayed the Partial Vacatur Order and the plaintiffs appealed. On February 10, 2011, the New York State Supreme Court, Appellate Division, First Department denied plaintiffs’ application for a stay pending appeal and the Partial Vacatur Order became final.

At the direction of Justice Kornreich, the parties have also been negotiating the terms on which they will mediate their disputes. Counsel for the Ad Hoc Bondholders Group advised Justice Kornreich that the group intends to participate fully in the mediation.
Vitro’s Voluntary Concurso Proceeding and Chapter 15 Case
On December 13, 2010, to accomplish its proposed in-court restructuring as contemplated by the Exchange Offer and Consent Solicitation, Vitro commenced a voluntary concurso mercantil proceeding (the “Voluntary Concurso Proceeding”) under the Mexican Business Reorganization Act by filing a petition and pre-packaged Concurso Plan in the Fourth District Court for Civil and Labor Matters for the State of Nuevo León (the “Mexican Bankruptcy Court”). On December 14, 2010, Alejandro Francisco Sánchez-Mujica, as Vitro’s duly-authorized foreign representative, filed a chapter 15 petition for recognition of the Voluntary Concurso Proceeding as a foreign main proceeding under the U.S. Bankruptcy Code (the “Chapter 15 Petition”) with the New York Bankruptcy Court, commencing Vitro’s chapter 15 case (the “Chapter 15 Case”). Later that same day, the Minority Noteholders filed a motion (the “Venue Transfer Motion”) in the Texas Bankruptcy Court, seeking to transfer venue of the Chapter 15 Case to the Texas Bankruptcy Court. The filing of the Venue Transfer Motion had the automatic effect under applicable rules of staying all proceedings in the Chapter 15 Case until the Venue Transfer Motion was resolved.
By resolution dated January 7, 2011, Judge Francisco Eduardo Flores Sánchez of the Fourth Federal District Court of the Fourth Judicial Circuit located in Monterrey, México denied Vitro’s request for issuance of a “business reorganization judgment” (sentencia de concurso mercantil), stating that Vitro’s petition and Concurso Plan did not meet the requirements for a pre-packaged proceeding under the Mexican Business Reorganization Act. This decision was appealed and on January 28, 2011, the Magistrate for the Federal Unitary Second Appeals Court (Tribunal Unitario) for the Fourth Circuit in Monterrey concluded that the appeals against the ruling that dismissed the pre-packaged insolvency request submitted by Vitro and certain creditors should also be dismissed, concluding that such decision is not appealable. An ordinary remedy was filed to appeal this procedural decision and a decision is expected at any time. If the ordinary remedy is denied or dismissed, Vitro would still be in a position to file for a constitutional recourse (Amparo) to review the decision issued by the Appeals Court.
Meanwhile, since no voluntary concurso proceeding with respect to Vitro was pending in Mexico, Vitro agreed to withdraw its Chapter 15 Petition, which in turn rendered moot the Venue Transfer Motion. On January 26, 2011, the New York Bankruptcy Court approved the withdrawal of the Chapter 15 Petition without prejudice to Vitro’s right to re-file it at a later date, and closed the Chapter 15 Case.
Involuntary Concurso Proceedings
On December 13, 2010, certain members of the Ad Hoc Bondholders Group filed involuntary petitions in the Mexican Bankruptcy Court against Vitro, and beginning on December 23, 2010, also filed involuntary petitions against certain of its Mexican subsidiaries. The Mexican Bankruptcy Court has entered orders commencing involuntary proceedings (each, an “Involuntary Concurso Proceeding”) against Vitro and Vitro Vidrio y Cristal, S.A. de C.V., Viméxico, S.A. de C.V., Vitro Automotríz, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitrocar, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Comercializadora Álcali, S.A. de C.V., Industria del Álcali, S.A. de C.V., FIC Regiomontano, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Fabricación de Máquinas, S.A. de C.V., Vidriera Guadalajara, S.A. de C.V., Vidriera los Reyes, S.A. de C.V., Vitro Envases Norteamérica, and Servicios Integrales de Acabados, S.A. de C.V. Under the Mexican Business Reorganization Act, before the Mexican Bankruptcy Court considers whether to issue a declaration of concurso mercantil in any of the Involuntary Concurso Proceedings, a court-appointed “visitador” must examine each alleged debtor’s books and records to determine if it satisfies the eligibility requirements to be a debtor in concurso mercantil and issue a report to the Mexican Bankruptcy Court. This process may last several weeks from the appointment of the visitador, and is followed by a 30-day period during which parties may submit additional evidence. Thereafter, the Mexican Bankruptcy Court will issue a ruling on whether the Involuntary Concurso Proceedings will proceed or be dismissed.

Under Mexican bankruptcy law upon admission of a Concurso proceeding, the Mexican Bankruptcy Court has 24 hours to request from the Federal Institute of Bankruptcy Specialists, or IFECOM, the designation of a “visitador” within the following five days. Once such designation is made, the IFECOM must immediately inform the court and the “visitador” of its designation. Under the foregoing rules, a “visitador” has been or will be appointed for the Concurso proceedings of Vitro Vidrio y Cristal, S.A. de C.V., Viméxico, S.A. de C.V., Vitro Automotríz, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitrocar, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V. Comercializadora Álcali, S.A. de C.V., Industria del Álcali, S.A. de C.V., FIC Regiomontano, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Fabricación de Máquinas, S.A. de C.V., Vidriera Guadalajara, S.A. de C.V., Vidriera los Reyes, S.A. de C.V. and Vitro Envases Norteamérica, S.A. de C.V. and Servicios Integrales de Acabados, S.A. de C.V.
Other Recent Developments
Earthquake in Mexicali temporarily affected our facility
In April 2010, our flat glass facility in Mexicali and the inventories in that plant sustained damage as a result of an earthquake. The plant resumed normal operations in 7 days. The Company is working to recover the amount of the damages through the insurance companies. The Company estimates the damage to its inventories and fixed assets to be $7.0 million. We recorded a receivable related to the insurance proceeds expected to be received net of applicable deductibles, which resulted in a net loss of $0.9 million recorded in our 2010 consolidated statement of operations.
Temporary suspension of operations at manufacturing facilities in García, Nuevo León
On July 1, 2010, our manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Our float glass manufacturing and automotive processing facilities and our facilities at Álcali suffered significant damage and were forced to temporarily suspend operations. In particular:
•
two of our four automotive glass manufacturing facilities (both located in García) were affected by this event; however, because of current inventory levels and measures taken to restore production in the succeeding days, we were able to minimize the impact on our original equipment manufacturer (“OEM”) clients and auto glass replacement clients;

•
two of our three float glass manufacturing facilities (both located in García) were also affected by this event; one of the affected facilities resumed normal operations initially in the last week of July 2010; however, its operations were temporarily suspended due to stability issues and it resumed full operations again in the last week of August 2010; the other affected facility resumed operations in September 2010; our float glass facility in Mexicali, which is currently operating at 100% capacity, temporarily supplied glass to our OEM glass processing plants; and

•
our facilities at Alcali suspended operations for a few days and a portion of Alcali’s end-product, raw material and packaging inventories were damaged; however, we were able to minimize the impact on our clients by working jointly to supply only the minimal amount necessary for them to continue operating.

The Company’s insurance policy covers such events, minus applicable deductibles. As of December 31, 2010, the Company’s insurance claims, net of applicable deductibles, were $6.8 million for damaged inventories and $14.2 million for damaged fixed assets. As a result of the insurance claims described above, the insurance company made an advance payment to the Company of $20 million, which reduced the losses related to such losses in the Company’s consolidated statements of operations.

As of December 31, 2010, the Company is currently evaluating the negative impact of business interruption resulting from Hurricane Alex. The Company is also evaluating all damages caused to its assets, most significantly to its float glass furnaces, which at some point during 2011 will likely have to be shut down in order to evaluate any internal damages and estimate time and costs of repairs.
We expect all beforementioned damages will be covered by insurance less any applicable deductibles; however, we can provide no assurance as to the amount and timing of such recovery. See “Risk Factors -Risk Factors Relating to Economies in Which We Participate — Our operations may be adversely affected by earthquakes, hurricanes or some other natural disaster that could have an effect on our service to clients.
Cost Reduction Initiatives
We have adopted a significant and focused cost reduction plan, which includes reducing our workforce, optimizing production capacity in order to maximize utilization and efficiencies, generating savings in the supply chain, packaging and maintenance, canceling aircraft leasing contracts, divesting non-productive assets and eliminating the outsourcing of non-strategic services, among other things. We estimate that these initiatives, as well as other initiatives aimed at reducing operating costs, reducing corporate expenses and improving efficiency, will result in annual savings of approximately $122 million from the third quarter of 2009 (which is when we completed the full implementation of these initiatives) and onward.
Termination of ADRs
On June 19, 2009, we notified The Bank of New York Mellon (“BNY Mellon”) as Depositary of the Certificados de Participación Ordinaria (“CPOs”) representing our outstanding shares of our decision to terminate the Amended and Restated Deposit Agreement dated December 17, 2007 under which the American Depositary Receipts (“ADRs”) were issued. On June 25, 2009, BNY Mellon notified the holders of the ADRs that the Deposit Agreement would terminate on August 24, 2009 and from that date our ADRs ceased trading on the New York Stock Exchange (“NYSE”). On August 14, 2009, we filed a Form 25 with the SEC to voluntarily withdraw the ADRs from listing on the NYSE and terminate the registration of the ADRs under Section 12(b) of the Exchange Act.
On September 8, 2010, the Company filed a Form 15F with the SEC with the intention to deregister its ADRs and the Old Notes and terminate its reporting obligations under Section 12(g) of the Exchange Act. On November 23, 2010, Vitro filed a Form 15 to suspend Vitro’s reporting obligations with the SEC until the deregistration pursuant to the Form 15F is effective. Vitro is eligible to suspend its Exchange Act reporting requirements given that there are no remaining holders of Vitro’s ADRs and each class of Old Notes are held of record by fewer than 300 persons registered in DTC on a worldwide basis. The Form 15F will not be declared effective by the SEC to terminate Vitro’s reporting obligations under the Exchange Act until Vitro files the reports it was obligated to file prior to the filing of the Form 15.
Vitro will continue to provide information to the BMV and will make such information available on its website.

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
This annual report also contains forward-looking statements that involve risks. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including risks faced by us describing this section, and under the “Item 5. Operating and Financial Review and Prospects.” See also cautionary statements regarding “Forward-Looking Statements.”
For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.
RISK FACTORS RELATING TO THE CONCURSO PLAN
If the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil is not consummated, we will not be able to successfully restructure our debt.
We are in default under our indentures and other financial instruments, and our future is dependent upon our ability to restructure our debt and other financial instruments.
Vitro did not make scheduled interest payments due February 2009, August 2009, February 2010, August 2010 and February 2011 on the 2012 Notes and 2017 Notes and did not make a scheduled interest payment due May 2009, November 2009, May 2010 and November 2010 on the 2013 Notes. In addition, Vitro also did not make a scheduled payment of Ps. 150 million ($11.9 million), plus accrued interest due February 5, 2009, on our Certificados Bursátiles Vitro 03. Also, we did not make a scheduled interest payment of approximately Ps. 12 million ($1 million) on our Certificados Bursátiles Vitro 08, and a scheduled principal payment of approximately Ps. 120 million ($10 million) on the Fintech settlement related to our DFI claims. The common representative of the Certificados Bursátiles Vitro 03 initiated a legal proceeding in Mexico involving attachment of Vitro’s assets in order to demand payment of Ps. 150 million ($11.9 million), plus accrued interest to date, on such Certificados Bursátiles Vitro 03. A first instance ruling requiring Vitro to pay was issued and appealed by the Company. In its April 30, 2010 ruling, the Appeals Court dismissed the case involving the attachment of Vitro’s assets; however, the court converted the case into a legal proceeding not involving such attachment. As part of the negotiations to issue the Offers, the holders of the Certificados Bursátiles Vitro 03 agreed to end litigation “without prejudice” until Vitro completes its restructuring process. In this process it was agreed that if Vitro is unable to restructure the Certificados Bursátiles Vitro 03, the holders would be able to bring an action again.
In July 2009, we and other defendant subsidiaries received notification of an executive mercantile lawsuit brought by RBS Bank in its capacity as creditor demanding the payment of $15 million plus interest. During September and October 2009, a preliminary ruling was given requiring the Company to pay the principal amount plus ordinary and default interest. On January 18, 2010, the Company appealed this resolution as well as others that were issued in these proceedings where certain evidence was dismissed. In September 2010, the Court of Appeals accepted one of the appeals, finding a violation of certain defense rights, and ordered to restart the proceedings to gather evidence by the Company, leaving without effect the ruling on the first instance judgment and the appeal without merits. The legal proceeding was reinstated and continues, however under the current voluntary Concurso Mercantil, no creditor, including RBS Bank, would be able to execute any decision because by court order all execution proceedings have been suspended.

In the fourth quarter of 2008, we decided to unwind a majority of our open derivative positions that had been adversely affected due to the high volatility experienced in the financial markets, which resulted in a significant devaluation between the Mexican peso and the U.S. dollar and the Mexican peso and the euro (see “Item 5. Opearting and Financial Review and Prospects—Operating Results—Trend Information—Inflation and Foreign Currency Exchange Rate Fluctuations”), as well as a significant reduction in natural gas prices. As of the date of this Statement, our subsidiary Vena has reached a settlement agreement with Calyon Credit Agricole CIB (“Calyon”), one of the six Counterparties who filed lawsuits, and the Calyon lawsuit was dismissed. The amount of the settlement agreed with Calyon is $63.4 million plus interest and other fees of $3.9 million. If we are unable to reach an agreement with Calyon to include our settlement with them in the restructured debt, we will not be able to subsequently enter into a restructuring transaction with Calyon on terms more favorable than the restructuring consideration (in terms of recovery, terms and conditions of new restructured securities or otherwise).
The other five counterparties who filed lawsuits sold their DFI Claims (including their rights under the related lawsuits) to Fintech. The other Counterparty not party to the lawsuits sold its DFI Claim to Fintech also. Following Fintech’s purchase of such DFI Claims, we engaged in settlement negotiations with Fintech. As a result of such negotiations, Fintech agreed to dismiss the lawsuits related to the DFI Claims and we and Fintech entered into a settlement agreement and standstill and tolling agreements with respect to such lawsuits and DFI Claims. Under the terms of such settlement agreement, among other things, we and certain of our subsidiaries acknowledged the debt outstanding under such DFI Claims (in an aggregate principal amount of approximately $176.4 million) and our subsidiaries that had originally entered into the DFIs with the Counterparties that sold such DFI Claims to Fintech issued the Promissory Notes to Fintech in respect and in settlement of such outstanding debt. The Promissory Notes were guaranteed “por aval” by us and some of our subsidiaries. The Promissory Notes are subject to a lock-up agreement with Fintech and will be restructured pursuant to the terms of the Exchange Offer and Consent Solicitation. For further discussion, see “Item 3—Key Information — Recent Developments — Vitro’s Financial Difficulties—Interest and Principal payment Default on the Old Notes and Vitro’s other debt.”
We do not have the means to repay or refinance the amounts that are payable under our indentures and other financial instruments. We believe that we are currently not likely to find a material source of financing to fund the interest and principal payments on the Old Notes. Our future is dependent on our ability to restructure our obligations under our indentures and other financial instruments, which will involve a significant reduction of the claims of the holders of Restructured Debt and other financial instruments. If we are faced with a Mexican or U.S. bankruptcy that is protracted and contentious, this could force us to operate in uncertain circumstances for an extended period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees, and may result in a liquidation of the Company.
We believe it is likely that each holder of Restructured Debt would incur a significant loss if the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil is not consummated. In addition, in our opinion, the recovery that would be received by holders of Restructured Debt in a liquidation scenario would very likely be materially less than they would receive under the Concurso Plan.
Even if the Concurso Plan is approved by the Mexican bankruptcy court and consummated in Mexico, our ability to successfully restructure our debt is dependant upon certain relief being granted in foreign jurisdictions, including the U.S.
Certain of our assets are located in jurisdictions outside of Mexico, including the United States. In addition, certain of our indirect subsidiaries, who are guarantors of certain of the Company’s obligations, including the Old Notes, are organized, have their principal place of business and/or have significant assets in foreign jurisdictions, including the United States. In order to commence and operate effectively during the Concurso proceeding, and to thereafter fully implement the terms and conditions of the Concurso Plan upon its approval by the Mexican bankruptcy court and consummation in Mexico (including, without limitation, the release of our subsidiaries’ guarantees of the Old Notes and any claims, in the nature of subrogation or otherwise, such subsidiaries may have against the Company) we will need to obtain relief from courts in one or more of these foreign jurisdictions to protect our assets and/or prevent the exercise of remedies against our subsidiaries from jeopardizing our ability to maintain operations and service our restructured debt.

As a part of the implementation of the restructuring, we may commence proceedings in certain applicable foreign jurisdictions to recognize, give effect to and implement the Concurso Plan in such jurisdictions, including an ancillary proceeding in the United States pursuant to chapter 15 of the United States Bankruptcy Code, as amended (the “U.S. Bankruptcy Code”) seeking recognition of the concurso mercantil proceeding in Mexico (the “Main Proceeding”). See “The Restructuring and the Concurso Plan.” Upon commencement of such proceedings, we may seek relief in such proceedings, including, among other things, a stay and/or injunction, enjoining all creditors of the Company or its subsidiaries from taking any action to enforce any pre-petition claims against the Company or its subsidiaries in such jurisdictions. In addition, upon approval of the Concurso Plan in the concurso mercantil proceeding in Mexico, we may request that the foreign court in which such proceedings have been commenced issue an order implementing the Concurso Plan in such jurisdiction, including a permanent injunction against any action to enforce against the Company or ay of its direct or indirect subsidiaries any claims dealt with or discharged in the Concurso Plan.
It is possible that some or all of the relief we request in an ancillary proceeding that is necessary to implement the Concurso Plan in a foreign jurisdiction with regard to the Company’s indirect subsidiaries in such jurisdictions may not be granted by the foreign court in which such proceedings have been commenced. In that event, it may not be possible to successfully complete our restructuring plan with regard to the Company’s indirect subsidiaries in such jurisdictions notwithstanding approval of the Concurso Plan by the Mexican bankruptcy court and consummation thereof in Mexico.
If the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil is not consummated, we may be subject to an involuntary Mexican or U.S. reorganization related proceeding.
Since we have defaulted on our Old Notes, some of our creditors have already taken legal action against us. Some or all of our other creditors may also take legal action against us, including instituting an involuntary concurso mercantil in Mexico or filing an involuntary petition against us in the United States under the U.S. Bankruptcy Code. If we become involved in an involuntary proceeding in Mexico or the United States or if holders challenge or seek to invalidate the Concurso Plan, we could not predict the ability of holders of Restructured Debt or any other creditor to influence the outcome of such proceedings. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the Old Notes, which could include the cancellation or rescheduling of all or part of those obligations, and we could be subject to liquidation and ultimately be forced to sell all or substantially all of our assets. See “The Mexican Law of Commercial Reorganizations” for a further description of a Mexican reorganization proceeding. During or after the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be significantly jeopardized and, as a result, the potential recovery for the holders of Restructured Debt could be materially adversely affected. As a result of the downturn in the global market, we expect that the proceeds from any potential liquidation and sale of our assets would not be sufficient to satisfy all of our obligations to holders of Restructured Debt, and would result in a net recovery to holders of Restructured Debt that is projected to be substantially less than they would receive pursuant to the Concurso Plan. In addition, in the event that we become involved in an involuntary proceeding in Mexico or the United States, subject to certain qualifications and cure periods, holders who have signed lock-up agreement with us will be entitled to terminate their commitments under such lock-up agreements.
The Concurso Plan may not be commenced, may not become effective or may be dismissed regardless of the number and amount of holders of Restructured Debt that vote to accept the Concurso Plan.
The approval and effectiveness of the Concurso Plan are subject to certain conditions and requirements that may not be satisfied, and the Mexican bankruptcy court may conclude that the requirements for approval and effectiveness of the Concurso Plan have not been satisfied. See “The Restructuring and the Concurso Plan” and “The Mexican Law of Commercial Reorganizations.”
We may not be able to successfully complete our restructuring plan and continue our operations.
Our ability to successfully complete our restructuring plan and continue our operations is also dependent on:
•	The overall strength and stability of general economic conditions in the glass container, automotive and construction industries;

•	Customer confidence in our viability going forward, and our ability to continue to maintain and expand our customer base;

•	The availability of adequate financing on acceptable terms from our suppliers and their continuing business relationships with us;

•	Our ability to maintain receivables securitization and sale of receivables programs which provide working capital for operations;

•	Our ability to sell non-productive assets at favorable prices; and

•	Development of new products and new uses for our products.
In December 2009, we completed a $75 million transaction with Fintech Advisory through the creation of the Real Estate Trust. See “Recent Developments — Financial Liquidity Transactions — Fintech Sale and Leaseback Transaction”. If we default on a payment under the lease agreement or if certain other specified events were to occur, Fintech Advisory will have the right to sell such assets to third parties (assuming we have not already repurchased the assets), with the exception of certain parties such as competitors or creditors. If Fintech Advisory exercises its right to sell or lease the real estate assets, this could adversely affect our business.
RISK FACTORS RELATING TO OUR BUSINESS
Our business and our ability to continue operations are highly dependent on sales volume, which has been significantly affected by the continued global economic crisis
Our operational and financial results are highly sensitive to sales volume, as demonstrated by the sharp declines in each of our core businesses, Glass Containers and Flat Glass sales, in relation to the global economic and financial crisis, and the severe recession, that began in the second half of 2008, particularly in the markets in which we operate, principally Mexico, the Unites States and Europe. The sharp decline in demand for new cars and trucks in the automobile industry, for new homes and buildings in the construction industry, and reduced beer bottle demand for our main client in our Glass Containers business unit, resulted in a 36.8% decline in our consolidated operating income for 2008 compared to 2007, from Ps. 2,704 million to Ps. 1,710 million, and a further 22.3% decline in our operating income for 2009 compared to 2008, from Ps. 1,710 million to Ps. 1,329 million. Income before taxes decreased from Ps. 175 million in 2007 to a loss of Ps. 7,857 million in 2008 and a loss of Ps. 1,352 million in 2009. Net income decreased from Ps. 131 million in 2007 to a loss of Ps. 5,682 million in 2008 and a loss of Ps. 754 million in 2009.
Even though the economy has shown moderate signs of recovery in 2010, some of our markets are still experiencing contraction and excess capacity, including the construction sector in the United States and Spain. For the nine-month period ended September 30, 2010, we experienced a net decreased of 4.8% year over year of our consolidated net sales compared with the same period of 2009, from Ps. 18,389 million ($1,362 million) to Ps. 17,498 million ($1,400 million). Net sales in our Flat Glass business unit decreased 5.7% primarily due to lower sales volumes from our Flat Glass business unit subsidiaries located in the United States, Spain and Colombia, which were partially offset by a slight recovery in the automotive original equipment manufacturers (“OEM”) market and float glass sales volumes for the construction industry. The sales in dollars were affected when measured in pesos by a 7.5% average peso appreciation, from an average of Ps. 13.75 in 2009 to an average of Ps. 12.72 in 2010. Net Sales in our Glass Containers business unit decreased 4.6% due to price erosion caused by overall excess capacity.
Our consolidated operating income increased 0.8% from Ps. 1,056 million ($78 million) for the nine-month period ended September 30, 2009 to Ps. 1,065 million ($85 million) for the same period of 2010. This increase was due to a slight recovery in the automotive industry and by savings related to our cost and expense reduction initiatives implemented in 2008 through the third quarter of 2009. Our operating income was also affected by the increase in natural gas price as the average price increased 25% from $3.55 per MMBTU for the nine-month period ended September 30, 2009 compared to $4.43 per MMBTU for the same period of 2010.
The continuation of the economic downturn will continue to adversely affect our business and our ability to maintain profitable operations. A continued downturn in the Mexican economy, from which we derived 44% and 46% of our consolidated net sales for the years ended December 31, 2008 and 2009, respectively, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States and Europe, from which we derived 47% and 46% of our consolidated net sales in 2008 and 2009, respectively, would have an adverse impact on the exports and foreign subsidiaries’ sales of our Flat Glass and Glass Containers business units. In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, continuing adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other countries have adversely affected the Mexican economy and therefore our results of operations.

We have insufficient liquidity to repay our existing obligations and meet our capital requirements
For the last twelve months, ended September 30, 2010, our operating income was Ps. 1,337 million ($107 million). As of September 30, 2010, our total consolidated indebtedness was Ps. 21,323 million ($1,706 million), of which Ps. 19,602 million ($1,568 million) is short-term debt. As of September 30, 2010, our unrestricted cash and cash equivalent balances were Ps. 2,438 million ($195 million).
As a result of our financial condition, a number of our suppliers have imposed more restrictive payment terms and security arrangements, which further restrict our liquidity. In addition, under our arrangements to purchase the minority interest in Vitro Cristalglass, during 2010 we made payments of €7.4 million ($9.4 million). See “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information—Inflation and Foreign Currency Exchange Rate Fluctuations.”
As of September 30, 2010, we had open DFI hedges with Petróleos Mexicanos, S.A. de C.V., which we refer to as “Pemex,” for approximately 32% of our estimated natural gas consumption for the remainder of the year at an average price of approximately $6.80 per MMBTU for 2010, and approximately 19% of our estimated natural gas consumption at an average price of approximately $7.32 per MMBTU for 2011. As of September 30, 2010, our open DFIs with Pemex had a mark-to-market liability value of approximately $14.8 million. Although Pemex has historically never required collateral or requested early termination, Pemex has historically had the right to seek such remedies pursuant to the agreements and recently requested some collateral.
Under the Pemex agreements mentioned above, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. During the first 9 months of 2010, we have made monthly settlement payments of an aggregate of Ps. 133 million ($10.5 million). If the market price of natural gas increases above the exercise price set forth in the agreement, we will be entitled to receive payments from Pemex. However, if the market price ($3.49 per MMBTU as of September 30, 2010) remains low or continues to decrease, our monthly settlement payments will continue at the same level or increase. If the negative mark-to-market value increases, we could be more likely subject to an unprecedented Pemex margin call, which would adversely impact our liquidity.
Under our indentures governing the Old Notes, we are prohibited from incurring additional debt, other than the refinancing of outstanding debt and other limited exceptions, and, in addition, based upon our financial condition, we may not be able to arrange debt and other financings that could provide us with additional liquidity to operate our businesses.
Even if our debt restructuring is successful, our indebtedness and other obligations could continue to be significant and could contain significant restrictions
Even if we are successful in restructuring our obligations under our indentures governing the Old Notes and other financial instruments and complete our restructuring plan, we could continue to have a significant amount of indebtedness and other obligations. Our ability to make scheduled interest and principal payments on the restructured debt will depend upon our ability to achieve profitability levels to support our new debt, which may be dependent upon an improvement in the current economic environment in the industries we operate. Our net interest expense on debt for the twelve months ended September 30, 2010 was Ps. 2,255 million ($180 million), while our operating income was Ps. 1,337 million ($107 million).
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

Price pressures that result from over-capacity, lower-margin business opportunities, flat glass customers’ initiatives, and consolidation of our customer base may adversely affect our businesses
Due to the global economic and financial crisis and the severe recession, there is a significant over-capacity in the markets in which we operate; therefore, we could face significant pricing pressure or could be forced to temporarily enter into different business segments with lower margins within our Glass Containers and Flat Glass businesses.
Downward pricing pressure by automotive manufacturers is a characteristic of the automotive industry. Virtually all automakers have aggressive price reduction initiatives and objectives each year with their suppliers, and such actions are expected to continue in the future. In addition, estimating such amounts is subject to risk and uncertainties as any price reductions are a result of negotiations and other factors. If we are unable to offset customer price reduction in the future through improved operating efficiencies and other cost reduction initiatives, our results of operations would be adversely affected.
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
Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. In December 2008, Grupo Modelo, one of our key customers in our Glass Containers business notified us that due to the current world market contraction, it would significantly reduce its beer bottle orders from us. Based on our consolidated sales for 2008, the volume reduction impact on our annual consolidated sales for 2009 was approximately 6.45%, measured in Mexican pesos.
Our significant customers in our Flat Glass segment are major original equipment car and truck manufacturers, Ford, General Motors, Chrysler, Nissan and Freightliner. Our automotive sales in 2009 declined 34% from 2008. The global downturn affected the level of sales in the automotive industry, and some of our key customers are rationalizing their product offering after emerging from reorganizations under U.S. bankruptcy laws or industry consolidations which may further reduce our levels of sales to this business segment. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us.
We have to pay interest and principal on our U.S. dollar-denominated debt with revenues generated in Mexican pesos or other currencies, as we do not generate sufficient revenue in U.S. dollars from our operations.
As of September 30, 2010, 90% of our outstanding debt was denominated in U.S. dollars. We do not generate sufficient revenues in U.S. dollars from our operations to service our entire U.S. dollar-denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our U.S. dollar-denominated debt. A devaluation of the Mexican peso against the U.S. dollar could adversely affect our ability to service our debt.
Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
We have experienced rising operating costs in each of our businesses
Some of our components of our costs of goods sold are subject to market price variations, especially energy costs which represented approximately 10% of our consolidated cost of goods sold in 2009. Such cost is directly linked to the price of natural gas which has experienced significant volatility in recent years. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations. Each one dollar change in our unit price of natural gas per million MMBTU has a direct impact of approximately $18 million on our annual operating costs based on our average historical consumption of approximately 1.5 million MMBTUs per month.

For the year ended December 31, 2009, the natural gas price decreased 28% to $4.40 per MMBTU when compared to its closing price for the year ended December 31, 2008 of $6.07 per MMBTU. Our operating income was also affected by the increase in natural gas price as the average price increasing 25% from $3.55 to $4.43 per MMBTU for the nine-month period ended September 30, 2009 compared to the same period of 2010.
We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases. As of September 30, 2010, however, the only hedging arrangements to which we remain subject consist of hedging contracts with Pemex for approximately 32% of our estimated consumption for the remainder of the year and approximately 19% of our estimated consumption for 2011. Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in natural gas prices, interest rates and foreign exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. If the price of natural gas increases, we cannot assure you we would be able to raise the prices of our products to fully reflect the increases in our operating costs and, therefore, our results of operations could be adversely affected by continued high prices of natural gas.
Furthermore, although a further decrease in the price of natural gas would have a positive impact of substantially reducing our cost of goods sold, the benefits to our cost of sales would be realized over a period of time, whereas such a further decrease would also have an adverse effect on the fair market value of our natural gas DFIs, resulting in losses that would be immediately recorded within our comprehensive financial results in our statements of operations as a result of mark-to-market valuation accounting requirements. See “Item 3. Key Information — Recent Developments— Vitro’s Financial Difficulties — Claims relating to our derivative financial instruments”.
We are also a large consumer of soda ash with a consumption of approximately 300 thousand metric tons in 2009, which represented approximately 4% of our cost of goods sold. In the last four years, the price of the soda ash has increased by approximately 70%.
Other potential sources of significant variations in our cost of goods sold are packaging and freight costs, which represented 6% and 2% respectively of our cost of goods sold in 2009, respectively.
We operate in a highly competitive industry in which we compete with global competitors and vertically integrated customers, have relatively high fixed costs and are faced with sharply decreasing demands
Historically, aggressive investment by our global competitors such as Compagnie de Saint Gobain (“Saint Gobain”) and Guardian Industries Corporation (“Guardian”), and vertically integrated customers with glass manufacturing facilities in Mexico, coupled with the increased imports of low-cost competitive products into several of our important markets, has resulted in an increase in capacity that has brought significant pricing pressure on our products, particularly in our flat glass construction market where the industry is faced with overcapacity. Similarly, our competitors may make new investments in Mexico in the glass containers market. Loss of existing or future market share to competitors or customers in any of our business units may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity may be adversely affected.
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

We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging
We face competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each rigid packaging competitor on the basis of price, quality, service and the marketing attributes of the container. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or using an alternative form of packaging. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of, among others, juice and food customers.
Difficult market conditions in the automotive industry may affect our operating margins and results of operations
The North American automotive industry has recently faced difficult market conditions. North American automobile manufacturers have experienced slower demand and increased pricing pressures on their products. Even though the industry has shown moderate signs of recovery in 2010, these difficult market conditions in the automotive industry may continue to lead to additional pricing pressure on our products and may lead to loss of sales volume, either of which may have an adverse effect on us. In addition, the automotive industry has experienced pressures due to increased oil prices and the elimination of certain tax incentives in the United States which could decrease our OEM business sales, as the U.S. demand in the automobile sector has declined.
Certain of our flat glass products are sold to OEMs in the automotive industry under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. The automotive OEM business line represented 9% and 7% of our consolidated net sales for the years ended December 31, 2008 and 2009, respectively.
The costs of complying with environmental protection and health and safety laws, and any liabilities arising thereunder, may increase and adversely affect our business, results of operations, cash flows or financial condition
We are subject to various environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, remediation, disposal and transportation of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and the health and safety of our employees.
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
Since 1998, we have been participating in a voluntary audit program at our Mexican facilities. As a result of audits by and implementation of certain measures suggested by the Procuraduría Federal de Protección al Ambiente (Federal Environmental Protection Agency), which we refer to as “PROFEPA,” action plans are entered into, and costs are incurred, to make environmental investments and improvements required for PROFEPA Clean Industry certification.
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

Substitution trends in the glass container industry may continue to adversely affect our business
Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s (although such decline has substantially diminished in recent years). In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented 52% of our consolidated net sales in 2009.
Protracted constraints on our capital expenditures may impact our business operations
We are constrained in our capital expenditures by our current financial condition. Therefore, our capital expenditures are limited in 2010. During 2009, we invested $77 million. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we may be required to defer a portion of such expenditures to future periods. See “Liquidity and Capital Resources.” A prolonged constraint on our available resources for capital expenditures could have a materially adverse effect on our results of operations.

RISK FACTORS RELATING TO ECONOMIES IN WHICH WE PARTICIPATE
Economic developments in Mexico, the United States and Europe affect our business.
The year 2009 was characterized by a continuation of the slowdown in global economic activity and a global recession that led to tight credit markets and to a global decline in demand. The global economic deceleration had its roots in the U.S. economy, which experienced growth decline from 2.1% in 2007 to 0.4% in 2008 and contracted at a rate of 2.4% in 2009. During the global economic crisis, the United States and other countries around the world, and particularly Spain’s construction market, experienced deteriorating economic conditions. Global consumer confidence eroded amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations.
The housing and construction markets in the United States have been seriously affected by the sub-prime mortgage crisis, which has also affected the economy overall. The growth in housing sales and construction financed by credit played a large role in the economy’s expansion by lifting other sectors of the economy. Losses on subprime mortgages have negatively affected not only the housing and construction markets but other sectors and the availability of credit generally. Increased foreclosures could generate increased inventory on the housing market which could affect our residential and commercial construction sales. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information.”
As a consequence of the global economic and financial crisis, and the severe recession, that began in the second half of 2008, the Mexican economy entered into a recession. In 2009, Mexico’s GDP registered a contraction rate of 6.5%. In 2008, Mexico’s GDP registered a growth rate of 1.3%, a lower figure than the GDP growth rate of 3.3% reported for 2007. The majority of our manufacturing facilities are located in Mexico. Therefore, our consolidated net sales resulting from sales to parties located in Mexico were 42%, 44%, and 46%, for each of the years ended December 31, 2007, 2008 and 2009, respectively. Thus, the current recession in Mexico could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand. These factors could result in a decrease in our sales and revenues.
Even though the economy has shown moderate signs of recovery in 2010, some of our markets are still experiencing contraction and excess capacity, including the construction sector in the United States and Spain. In Mexico, for 2010, we expect the country to continue confronting difficulties, due to a slower than expected recovery in the domestic market and in the U.S. economy.
Future economic decline in or affecting Mexico, the United States or Europe could adversely affect us and our ability to obtain financing.
Foreign currency exchange rate fluctuations may have an adverse effect on our operating income and our total comprehensive financial result
Our total comprehensive financing result is impacted by changes in the value of the Mexican peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-Mexican peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because historically our U.S. dollar-denominated liabilities have exceeded our U.S. dollar-denominated monetary assets, the devaluation and appreciation of the Mexican peso resulted in exchange losses and gains, respectively. The closing exchange rate of 2009, Ps. 13.0587 per one dollar, compared with the closing exchange rate of 2008, Ps. 13.8325 per one dollar, showed an appreciation of the Mexican peso of 5.6%. This appreciation reflected an exchange gain in our financial statement. As of September 30, 2010 the exchange rate is Ps. 12.5011 per one dollar, an appreciation of 4.27% compared with the closing exchange rate of Ps. 13.0587 in December 31, 2009. Accordingly, during the nine-month period ended September 30, 2010, the appreciation of the Mexican peso relative to the U.S. dollar resulted in foreign currency exchange gains. See “Item 5. Operating and Financial Review and Prospects —Operating Results—Inflation and Foreign Currency Exchange Rate Fluctuations.”

Changes in the value of the Mexican peso to the U.S. dollar also have an effect on our results of operations. In general, a devaluation of the Mexican peso results in an increase of our operating margins, and an appreciation of the Mexican peso results in a decrease in our operating margins, in each case, when measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or linked to the U.S. dollar exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or linked to the U.S. dollar.
A substantial portion of the sales generated by our Mexican subsidiaries and U.S. subsidiaries are either denominated in or linked to the U.S. dollar. The prices of a significant number of the products we sell in Mexico, particularly flat glass for automotive uses and capital goods, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into Mexican pesos using the exchange rate in effect at the date of the transaction.
Further, a strong Mexican peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong Mexican peso relative to the U.S. dollar also makes our products with prices denominated in or affected by the value of the U.S. dollar less competitive or profitable. With respect to such products, when the Mexican peso appreciates we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, we have chosen to reduce our operating margins for such products in response to appreciation of the Mexican peso relative to the U.S. dollar in the past.
The sales generated by our Spanish subsidiary are either denominated in or linked to the euro, while its cost of goods sold is denominated in or linked to the U.S. dollar. Changes in the value of the U.S. dollar to the euro may have an adverse effect on us in a similar fashion to those described with respect to the value of the Mexican peso above.
We may be adversely affected by increases in natural gas prices, interest rates or foreign exchange rate changes that we are unable to mitigate through derivative transactions due to our financial condition
Some of our components of our costs of goods sold are subject to market price variations, especially energy costs which represented approximately 10% of our consolidated cost of goods sold in 2009. Such cost is directly linked to the price of natural gas which has experienced significant volatility in recent years. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations.
Interest rate risk exists primarily with respect to our floating-rate Mexican peso and U.S. dollar-denominated debt, which generally bear interest based on the TIIE or LIBOR. If the TIIE or LIBOR increase significantly, our ability to service our debt will be adversely affected. As of September 30, 2010, our TIIE-rate and LIBOR-rate debt amounted to Ps. 1,548 million ($124 million) and Ps. 486 million ($39 million), respectively.
Because our net sales and a significant portion of our operations are denominated in the Mexican peso and the U.S. dollar, our business is subject to adverse effects of foreign exchange rate fluctuations. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. In addition, the fluctuation of the foreign exchange rate may adversely affect our U.S. dollar-denominated debt.
We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases, interest rates or foreign exchange rates. As of September 30, 2010, however, the only hedging arrangements to which we remain subject consist of hedging contracts with Pemex for approximately 32% of our estimated consumption for the remainder of the year and approximately 19% of our estimated consumption for 2011. Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in natural gas prices, interest rates or foreign exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.

Developments in other emerging market countries may adversely affect our business or the market price of our securities
As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia and Brazil.
During recent years, Venezuela, Colombia and certain EU markets have shown instability related to certain political and economic troubles (e.g., sovereign debt problems in Greece, Spain and Portugal). In the countries in which we operate, we are subject to government protectionist measures, anti-dumping regulation, actions aimed at imposing controls on capital and other such practices that may adversely affect our business.
In addition, the correlation between economic conditions in Mexico and the United States has sharpened as a result of the North American Free Trade Agreement (“NAFTA”) and increased economic activity between the two countries. As a result of the slowing economy in the United States and the uncertainty it could have on the general economic conditions in Mexico and the United States, our financial condition and results of operations could be adversely affected. In addition, due to recent developments in the international credit markets, capital availability and cost could be significantly affected and could restrict our ability to obtain financing or refinance our existing indebtedness on favorable terms, if at all.
If foreign currency exchange controls and other restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk
In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government or any other government in countries in which we operate will not institute a restrictive currency exchange control policy in the future. Such restrictive foreign currency exchange control policies could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.
Political events in Mexico could affect Mexican economic policy and adversely affect us
Our business, financial condition and/or results of operations may be affected by economic, political or social developments in Mexico, including, among other things, any political or social instability, changes in the rate of economic growth or contraction, changes in the exchange rate between the Mexican peso and the U.S. dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.
Federal Congressional mid-term elections were held on July 5, 2009, and the opposition Institutional Revolutionary Party (Partido Revolucionario Institucional, or “PRI”) won a relative majority of the seats in the Mexican Congress, while the National Action Party (Partido Acción Nacional) lost its majority position. The PRI congressional majority, as well as its de-facto coalition with Mexico’s Green Party (Partido Verde Ecologista de Mexico) and the possible lack of alignment between the President and this new legislature may result in government gridlock. We cannot provide any assurance that the current political situation or any future political developments in Mexico will not have a material adverse effect on our results of operations and financial condition.
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

We face risks related to health epidemics and other outbreaks
In April 2009, an outbreak of AH1N1 virus occurred in Mexico and the United States followed by cases in Asia and Europe. A future occurrence of AH1N1 virus or other adverse public health developments in Mexico, or in the countries where we operate, may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities that could disrupt our operations, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.
Our financial statements may not give you the same information as financial statements prepared under United States accounting principles or Exchange Act reporting requirements
Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the “Mexican Stock Exchange,” including us, must prepare their financial statements in accordance with MFRS. MFRS differs in certain significant respects from U.S. GAAP as it relates to our consolidated financial statements, including, among other things, the treatment of minority interests, workers’ profit sharing, accounting for the effects of deferred income taxes and consolidation of subsidiaries. For these and other reasons, the presentation of financial statements and reported earnings prepared in accordance with MFRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP and Exchange Act reporting requirements. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report for a description of the principal differences between MFRS and U.S. GAAP. Moreover, we filed a Form 15F for deregistration to terminate our registration and reporting requirements under the Exchange Act; if such deregistration is successfully completed, we will no longer be required to disclose financial and other information that is compliant with Exchange Act reporting requirements.
Our operations may be adversely affected by earthquakes, hurricanes or some other natural disaster that could have an effect on our service to clients
In April 2010, our float glass facility in Mexicali and the inventories in that plant sustained damage as the result of an earthquake, which caused a temporary halt in production and the loss of a large amount of inventories. On July 1, 2010, our manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Our float glass manufacturing and automotive processing facilities and our facilities at Álcali suffered significant damage and were forced to temporarily suspend operations. See “—Item 3. Key Information — Recent Developments — Temporary Suspension of Operations at Manufacturing Facilities in García, Nuevo León.” Our operations may be impacted in the future by a number of natural disasters or their consequences, including, among other things, flood, damage to roads, highways and/or bridges, and interruption of water, electricity and natural gas supply, which could disrupt our operations and impact our service to our clients.

EXCHANGE RATES
The following table sets forth, for each year in the six year period ended December 31, 2010, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate
Year ended December 31,	High	Low	Average	Period-End

2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.86
2008	13.94	9.92	11.19	13.83
2009	15.37	12.60	13.57	13.05
2010	13.92	12.16	12.69	12.36

Source: The International Monetary Fund
The following table sets forth, the monthly exchange rates the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate(1)
	High	Low

January 2010	13.01	12.65
February	13.18	12.78
March	12.75	12.41
April	12.37	12.16
May	13.18	12.26
June	12.93	12.46
July	13.06	12.65
August	13.14	12.54
September	13.06	12.48
October	12.59	12.32
November	12.49	13.92
December	12.33	12.42
January 2011	12.26	12.02
February (through February 24)	12.19	11.99

Source: The International Monetary Fund

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report and the information under the section entitled “Item 5. Operating and Financial Review and Prospects” as it relates to 2007, 2008 and 2009. The years ended December 31, 2005 and 2006 are derived from our audited financial statements not included in this annual report. Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements for the year ended December 31, 2009 provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us.
Financial data expressed in pesos and set forth in the following table for 2008 and 2009 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 and earlier are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

	Year ended December 31,
	2005		2006		2007		2008		2009		2009
	(Ps. millions)(1)										($ millions)(2)

Income Statement Data:
MFRS:
Net sales	Ps.	26,567	Ps.	27,876	Ps.	28,591	Ps.	29,013	Ps.	23,991	$1,837
Cost of sales		19,198		20,230		20,187		21,279		17,180	1,316

Gross profit		7,369		7,646		8,404		7,734		6,811	521
Selling, general and administrative expenses		5,530		5,529		5,700		6,024		5,482	420

Operating income		1,839		2,117		2,704		1,710		1,329	101
Financing result:
Interest expense, net		2,355		2,155		1,836		2,089		2,772	212
Derivative financial instruments (10)		17		337		201		3,766		570	44
Exchange loss (gain), net		(417)		224		94		3,222		(976)	(75)
Gain from monetary position(3)		(455)		(440)		(471)		—		—	—
Total comprehensive financing result		1,500		2,276		1,660		9,077		2,366	181
Other expenses (income), net(4)		494		(229)		869		495		291	22
(Loss) income before income and asset tax		(155)		70		175		(7,858)		(1,352)	(104)
Income and asset tax expense (benefit)		(519)		228		44		(2,175)		(598)	(47)

Net income (loss) from continuing operations before changes in accounting principles		364		(158)		131		(5,682)		(754)	(57)
Net income (loss) from discontinued operations (5)		3		(31)		—		—		—	—
Gain on sale of discontinued operations (5)		—		480		—		—		—	—
Cumulative effect of changes in accounting principle (10)		(124)		—		—		—		—	—
Net income (loss)		243		291		131		(5,682)		(754)	(57)
Net income (loss) of majority interest		63		401		(13)		(5,706)		(787)	(60)
Net income (loss) from continuing operations per share		1.33		(0.54)		0.38		(16.57)		(2.17)	(0.17)
Net income (loss) from discontinued operations per share		0.01		1.55		—		—		—	—
Diluted and basic net income (loss) of majority interest per share		0.23		1.39		(0.04)		(16.64)		(2.27)	(0.18)

U.S. GAAP(11):
Net sales	Ps.	24,292	Ps.	25,655	Ps.	26,159	Ps.	26,854	Ps.	23,991	$1,837
Operating income		831		1,436		2,524		1,454		778	60

	Year ended December 31,
	2005		2006		2007		2008		2009		2009
	(Ps. millions)(1)										($ millions)(2)
Net income (loss) from continuing operations(5)(11)		(183)		(554)		485		(7,836)		(1,796)	(138)
Net income (loss)		(287)		(74)		576		(6,368)		(2,587)	(198)
Net income (loss) from continuing operations per share(5)(11)		(0.66)		(1.92)		1.37		(18.57)		(7.46)	(0.57)
Net income (loss) from discontinued operations per share(5)(11)		(0.38)		1.66		0		0		0	0
Diluted and basic net income (loss) per share		(1.04)		(0.26)		1.37		(18.57)		(7.46)	(0.57)

Balance Sheet Data:
MFRS:
Cash and cash equivalents		1,441		1,222		1,638		1,428		2,616	200
Current assets (15)		11,588		10,924		12,772		11,981		10,096	773
Total assets from discontinued operations (5)		2,021		—		—		—		—	—
Total assets (15)		34,663		30,444		33,824		35,774		32,652	2,500
Current liabilities (13)		8,968		4,840		7,146		29,063		27,580	2,112
Total debt(12)		17,679		14,570		16,549		22,062		20,101	1,540
Total liabilities from discontinued operations(5)		1,398		—		—		—		—	—
Total liabilities		25,429		21,078		24,438		32,666		30,668	2,348
Stockholders’ equity		9,234		9,366		9,386		3,108		1,984	152
Minority interest in consolidated subsidiaries		3,198		1,892		1,960		1,404		1,464	112
Majority stockholders’ equity		6,036		7,474		7,426		1,704		520	40

U.S. GAAP(5)(11) :
Total assets	Ps.	30,579	Ps.	26,097	Ps.	29,985	Ps.	32,789	Ps.	30,145	$2,308
Total liabilities		23,178		19,272		22,923		32,573		33,064	2,532
Net assets		7,401		6,825		7,062		216		(2,919)	(224)
Capital stock		7,566		7,632		7,632		7,632		7,632	584
Stockholders’ equity		7,401		6,825		7,062		216		(2,919)	(224)

Other Data:
MFRS:
Capital expenditures(14)		1,107		1,252		2,695		1,798		1,009	77
Depreciation and amortization		1,854		1,795		1,414		1,469		1,473	113

Total shares issued at end of period(6)		324		386.9		386.9		386.9		386.9
Total shares held in Stock Option Trust at end of period(6) (12) (14)		22.3		17.6		17.5		11.7		39.8
Total shares held as treasury stock at end of period(6)		28.2		28.3		28.3		28.5		0.4
Total shares issued and outstanding at end of period(6)		273.5		341.0		341.0		346.7		346.7
Average total shares outstanding during period(6)		273.1		289.6		341.0		342.8		346.7

Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(7)		3.3%		4.1%		3.8%		6.5%		3.6%
Peso/dollar exchange rate at the end of period(8)		10.6344		10.8116		10.8662		13.8325		13.0587
Average exchange rate(9)		10.8786		10.9034		10.9371		11.1939		13.5723

(1)	Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 13.0587 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2009.

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

(4)	Other expenses (income), net, includes:

	Year ended December 31,
	(millions)
	2005		2006		2007		2008		2009
Restructuring charges (i)	Ps.	332	Ps.	61	Ps.	7	Ps.	185		265
Impairment of long-lived assets		385		393		122		196		207
Loss (gain) from sale of long-lived assets		6		(795)		47		(3)		(209)
Loss (gain) from sale of subsidiaries		137		(68)		11
Assignment of Vitro Club Trust (ii)		(458)
Early extinguishment of employee retirement obligations		18		8		97		69
Fees and costs for extinguishment of debt						488				7
Statutory employee profit sharing		51		55		54		10		13
Other		23		117		43		38		8

	Ps.	494	Ps.	(229)	Ps.	869	Ps.	495	Ps.	291

(i)	The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units and are part of an ongoing benefit arrangement.

(ii)
The Vitro Club holds land and facilities for our employees’ recreational activities, which are held in a trust (the “Trust”). The Trust can only be assigned if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary, and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 458 million. At the end of 2008, we decided to temporarily suspend the services provided at the Vitro Club facilities. In April 2010, as part of the cost reduction plan, we sold the land and facilities of Vitro Club.

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

(11)
From 2005 to 2006, certain of our subsidiaries were classified as discontinued operations in our U.S. GAAP consolidated financial information as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for MFRS purposes as they do not constitute the sale of a significant portion of our business.

(12)	The total shares held in the Stock Option Trust as of April 29, 2009, were 39.8 million. See “Item 16E. Purchase of Equity Securities by the Issuers and Affiliated Purchasers.”

(13)
As of December 31, 2008 and 2009, we were in default under the indentures governing the Old Notes for $300 million, $216 million and $700 million and certain other debt; therefore, Ps. 16,689 million and Ps. 15,771 million were reclassified as short-term debt.

(14)	For 2008 and 2009, these amounts represent the capital expenditures paid over the period, which differ from the capital expenditures realized for financial matters.

(15)
As mentioned above, NIF B-8 establishes that special purpose entities, over which control is exercised, should be consolidated. We adopted this bulletin beginning January 1, 2009. As a result of this standard, the amounts as of December 2008 and 2009 include the Company’s account receivable securitization transactions. For the years ended as of December 31, 2005, 2006 and 2007 the amount of the Company’s securitizations were Ps. 1,720, Ps. 1,744 and Ps. 1,631, respectively; such transactions are included in this table.

Dividends per Share
The following table sets forth, for each year in the five year period ended December 31, 2009, the dividends and dividends per share Vitro declared and paid with respect to such year, expressed in pesos and U.S. dollars. All peso amounts contained in the table below are stated in nominal pesos.

Fiscal Year With
Respect to Which
Dividend Was	Month Dividend	Total Dividend	Dividend per	Dividend per	Month Dividend
Declared	Was Declared	Amount(1)	Share	Share(2)	Was Paid
		(Ps. millions)	(Pesos)	(Dollars)
2005	April 2006	89	0.30	0.0270	May 2006
2006	March 2007	133	0.37	0.0334	April 2007
2007	April 2008	143	0.40	0.0372	May 2008
2008(3)
2009(3)

(1)	Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends.

(2)
For purposes of calculating the dividends paid in U.S. dollars per share, we divided the dividends paid in Mexican peso per share by the Free Exchange Rate as of the date on which such dividend was declared.

(3)	For 2008 and 2009 no dividends were declared.

Item 4.	Information on the Company
ORGANIZATIONAL STRUCTURE
At December 31, 2009, the main subsidiaries the Company consolidates in each reportable segment and its percentage of share ownership, directly or indirectly, were as follows. Unless otherwise noted, all the subsidiaries listed below were incorporated in Mexico:

FLAT GLASS	GLASS CONTAINERS	CORPORATE
Viméxico, S.A. de C.V. (91.80%)	Vitro Envases Norteamérica, S.A. de C.V. (100%)	FIC Regiomontano, S.A.P.I. de C.V.

Vidrio y Cristal del Noroeste, S.A. de C.V. (91.80%)(1)	Fabricación de Máquinas, S.A. de C.V. (100%)	Aerovitro, S.A. de C.V. (100%)

Vitro Flotado Cubiertas, S.A. de C.V. (91.80%)	Compañía Vidriera, S.A. de C.V. (100%)	Clínica Vitro, A.C. (100%)

Vidrio Plano de México, S.A. de C.V. (91.80%)	Vidriera Monterrey, S.A. de C.V. (100%)	American Asset Holdings, Corp. (100%)(9)

Vitro Flex, S.A. de C.V. (91.80%)	Vidriera Guadalajara, S.A. de C.V. (100%)

Cristales Automotrices, S.A. de C.V. (46.81%)	Vidriera Los Reyes, S.A. de C.V. (100%)

Vitro Colombia, S.A. (91.80%)(4)	Vidriera Querétaro, S.A. de C.V. (100%)

Vitro America, LLC. (100%)(5)	Vidriera Toluca, S.A. de C.V. (100%)

Vitro Cristalglass, S.L. (99.29%)(2) (6)	Vitro Packaging, LLC. (100%) (5)

Vitro Chaves Industria de Vidro, S.A. (59.57%)(7)	Vitro Packaging de México, S. A. de C.V. (100%)

Vitro Automotriz, S.A. de C.V. (99.92%)	Industria del Álcali, S.A. de C.V. (100%)

Vitro Vidrio y Cristal, S.A. de C.V (99.99%)	Comercializadora Alcalí, S.A. de C.V. (100%)

Productos de Valor Agregado en Cristal, S.A. de C.V. (55%) (3)	Vidrio Lux, S.A. (100%)(8)

(1)
In July 2007, Viméxico acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (Vitro AFG) from AFG Industries Inc. (AFG Industries), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. See Note 20 (b) to our Consolidated Financial Statements included in this annual report.

(2)
In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated. See Note 20 (c) to our Consolidated Financial Statements included in this annual report.

(3)
In August 2007, Vitro Vidrio y Cristal, S.A. de C.V. (Vitro VyC) acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (PVA). See Note 20 (a) to our Consolidated Financial Statements included in this annual report.

(4)	Incorporated in Colombia.

(5)	Formed under Delaware law in the United States.

(6)	Incorporated in Spain.

(7)	Incorporated in Portugal

(8)	Incorporated in Bolivia

(9)	Incorporated in Texas, United States.

BUSINESS
Business Overview
Vitro, S.A.B. de C.V. is a corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. We were incorporated in Mexico in 1909 and, based on our consolidated net sales in 2009, we believe that we are the largest manufacturer of glass containers and flat glass in Mexico. Our principal executive offices are located at Ave. Ricardo Margáin 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200. Our agent for service of process, exclusively for actions brought by the SEC pursuant to the requirements of the U.S. federal securities laws, is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
Our consolidated net sales for the year ended December 31, 2009 totaled Ps. 23,991 million ($1,837 million). In 2009, 46% and 46% of our consolidated net sales were sales made in Mexico and in the United States and Europe, respectively. Our operations are organized into two operating business units: the Glass Containers business unit (representing approximately 52% of our consolidated net sales in 2009) and the Flat Glass business unit (representing approximately 47% of our consolidated net sales in 2009).
As of December 31, 2009, our total assets were Ps. 32,652 million ($2,500 million). We have manufacturing facilities in 11 countries, distribution centers throughout the Americas and Europe and export our products to several countries.
Our Glass Containers business unit manufactures and distributes glass containers for the soft drink, beer, food, juices, wine and liquor, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its consolidated net sales of Ps. 12,385 million ($948 million) in 2009, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world. Substantially all of the Glass Containers subsidiaries are wholly owned except for Comegua, our venture with London Overseas and Golden Beer in which we hold an investment of 49.7%. Covisa, which conducts a substantial majority of our glass containers operations in Mexico, is the only Significant Operating Subsidiary in the Glass Containers business unit.
Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industries. Based on the Flat Glass business unit’s consolidated net sales of Ps. 11,377 million ($871 million) in 2009, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal.
Viméxico, our 91.8% venture with Pilkington is a holding company for some of the Flat Glass business unit subsidiaries. Vitro Vidrio y Cristal, S.A. de C.V. (“Vidrio y Cristal”), which manufactures and distributes our raw flat glass products for the Mexican construction industry, is the only Significant Operating Subsidiary in our Flat Glass business unit. In addition to Viméxico, we have partners in three additional subsidiaries: (i) Cristales Automotrices, S.A. de C.V. (“Cristales Automotrices”), which conducts our automotive glass replacement (“AGR”) installation business throughout Mexico City, (ii) Vitro Cristalglass, which is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industries. and (iii) Vitro Chaves, S.A. (“Vitro Chaves”), a subsidiary of Vitro Cristalglass.
Acquisitions
In July 2008, Viméxico was notified by its venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, our consolidated financial statements present Vitro Cristalglass as a wholly owned subsidiary of Viméxico. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527 million). The difference between the purchase price and the book value resulted in a charge of Ps. 60 million, recorded in majority stockholders’ equity. The total amount of the purchase price its being paid throughout 2009 and 2010.
In April 2008, the Company, through its subsidiary Vitro Cristalglass, completed the acquisition of the operations of Verres et Glaces d’Epinay, a Paris-based value-added flat glass company, for an equivalent of Ps. 41 million ($4 million). The new operations have been incorporated into a new subsidiary, which is now engaged in the production and distribution of value-added glass products to the French residential and commercial construction market. Verres et Glaces d’Epinay commenced a bankruptcy proceeding in France and will be subject to liquidation in the near future.

In August 2007, Vidrio y Cristal acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V., a company engaged in the installation of value-added glass products, for an equivalent of Ps. 110 million ($10 million).
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
Business Segment Data
The following table sets forth the business segment data for the three years ended December 31, 2009. Financial data expressed in Mexican pesos and set forth in the following table are presented in nominal pesos except for all amounts pertaining to fiscal year 2007 that are restated in constant Mexican pesos as of December 31, 2007, except where otherwise indicated.

	Glass		Flat		Corporate &
	Containers		Glass		Eliminations		Consolidated		$ million
	(Ps. million)								($ million)
2009
Net sales	Ps.	12,452	Ps.	11,453	Ps.	229	Ps.	24,134	$1,848
Intersegment sales		67		76				143	11
Consolidated net sales		12,385		11,377		229		23,991	1,837
Operating income		1,956		(591)		(36)		1,329	101
Total assets		21,878		15,029		(4,255)		32,652	2,500
Capital expenditures(1)		735		264		10		1,009	77

2008
Net sales	Ps.	15,524	Ps.	13,230	Ps.	342	Ps.	29,096	$2,103
Intersegment sales		40		43				83	6
Consolidated net sales		15,484		13,187		342		29,013	2,097
Operating income		1,661		186		(137)		1,710	124
Total assets		19,723		15,358		693		35,774	2,586
Capital expenditures(1)		1,538		255		5		1,798	130

2007
Net sales	Ps.	14,676	Ps.	13,605	Ps.	361	Ps.	28,642	$2,636
Intersegment sales		37		14				51	5
Consolidated net sales		14,639		13,591		361		28,591	2,631
Operating income		2,054		782		(132)		2,704	249
Total assets		17,803		13,708		2,312		33,823	3,113
Capital expenditures(1)		2,328		324		43		2,695	248

(1)
These amounts represent the capital expenditures paid over the period, which differ from the capital expenditures realized for financial matters of Ps. 1,909 million ($138 million) for 2008 and Ps. 638 million ($49 million) for 2009.

The following table sets forth the business segment data as a percentage of consolidated data.

	Glass	Flat	Corporate &
	Containers	Glass	Eliminations	Consolidated
2009
Consolidated net sales	52%	47%	1%	100%
Operating income	147%	(44%)	(3%)	100%
Total assets	67%	46%	(13%)	100%
Capital expenditures	73%	26%	1%	100%

2008
Consolidated net sales	53%	46%	1%	100%
Operating income	97%	11%	(8%)	100%
Total assets	56%	42%	2%	100%
Capital expenditures	86%	14%	0%	100%

2007
Consolidated net sales	51%	48%	1%	100%
Operating income	76%	29%	(5%)	100%
Total assets	53%	40%	7%	100%
Capital expenditures	86%	12%	2%	100%
The following factors result in greater operating profit margins in our Glass Containers business as compared to our Flat Glass business:
(i)
We hold a significant portion of the non-captive market in Mexico. In 2009, we served approximately 76% of the non-captive market in Mexico. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. Our production flexibility to service niche markets, as well as our high quality products and manufacturing capacity, offers a strong competitive advantage that makes us the leading supplier of the non-captive market in Mexico.

(ii)
We believe that significant entry barriers exist for foreign competitors to enter into our domestic market, which is very capital intensive. Based on a 76% non-captive glass container market share, we believe we are the leading glass containers producer in Mexico. The glass container industry is very capital intensive, which added to high freight costs for foreign competitors, results in significant cost barrier to entry.

(iii)
Our facilities are located in proximity to our clients’ facilities. We operate nine manufacturing facilities strategically located throughout Mexico. The proximity to our clients’ facilities allows us to reduce freight costs and conduct a more efficient supply chain with our customers.

(iv)
We enjoy long-established relationships with many of our customers, some of which have lasted more than 50 years. We have a long-established relationship with The Coca-Cola Company, Herdez McCormick, Nestlé and Grupo Domeq, which have been clients for more than 50 years.

(v)
We have the ability to manufacture short-run orders. We have the ability to supply short-runs of customized, decorated containers. Our high-tech engineering allows us to develop molds in a shorter period of time than industry standards. These factors give us a fast time to market and the ability to develop new customized products in a timely manner for our customers, who, as a result, are willing to pay above market average prices.

(vi)
Our sales in the U.S. target niche markets. We believe that we are the largest importer of glass containers into the U.S. as we serve target niche markets, such as the wine and liquor market, the “nostalgia” soft drink market and the cosmetics market.

In addition, in the Flat Glass business, approximately 40% of our sales in the U.S. market is distribution, which customarily provides smaller profit margins. Approximately 29% of the Flat Glass business’ sales are in our domestic market, where we continue to experience increased price competition from foreign companies with operations in Mexico, which has further reduced our operating profits. Additionally, exports of float glass, which is a commodity, have low profit margins. The following table sets forth the breakdown of revenue by geographic market for the three years ended December 31, 2009:

	Year ended December 31,
	2007		2008		2009
	(Ps. million)
Net sales (1) to customers in:
Mexico	Ps.	12,008	Ps.	12,831	Ps.	11,152
All foreign countries, mainly the United States and Europe		16,583		16,182		12,839

Consolidated	Ps.	28,591	Ps.	29,013	Ps.	23,991

(1)	Net sales are attributed to countries based on the location of the customer.
Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in any year presented.
Glass Containers
Based on the Glass Containers business unit’s consolidated net sales of Ps. 12,385 million ($948 million) in 2009, we believe it is the largest glass container producer in Mexico and Central America and among the largest in the world. In 2009, this business unit accounted for 52% of our consolidated net sales. During the same period, 38% of the net sales of the Glass Containers business unit came from exports and 1% came from sales by our foreign subsidiaries that are part of the business unit.
The Glass Containers business unit produces glass containers for the soft drink, beer, food, juices, wine and liquor, pharmaceuticals and cosmetics industries. Its customers include leading companies such as Grupo Arca, Avon, Bacardi, Skyy Spirits, Campbells, Coty, Diageo, Encore Glass, Estee Lauder, Gerber, Grupo Cuervo, Grupo Domecq, Grupo Modelo, Herdez McCormick, Jafra, Jeyes, Jumex, Nestle, Pepsi Cola, Pisa, Procter & Gamble, Sauza, Tamazula and The Coca-Cola Company. In addition, our Glass Containers business unit manufactures and distributes:
•
Soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products, and also used in the pharmaceutical, food and detergent industries; and

•	Capital goods such as glass forming machines and molds.
The Glass Containers business unit operates nine manufacturing facilities in Mexico, three in Central America and one in Bolivia, and has two recycling plants in Mexico. The Glass Containers business unit, which exports to the United States mainly through one of our subsidiaries, has five sales offices, four design centers and one distribution center in the United States.
Flat Glass
The Flat Glass business unit is comprised of two main businesses: Float Glass manufacturing and distribution and Automotive Safety Glass manufacturing and distribution. Most of our Flat Glass business unit’s operations (approximately 66%) are dedicated to the building products industry, while the remainder (approximately 34%) of the unit’s operations is concentrated in the automotive industry. In 2009, 30% of our Flat Glass business unit’s sales derived from Mexico, 16% derived from exports, and 54% derived from sales by foreign subsidiaries. Sales by our U.S. foreign subsidiary represented 40% of the Flat Glass business unit’s sales.

Based on the Flat Glass business unit’s consolidated net sales of Ps. 11,377 million ($871 million) in 2009, we believe the business unit is the largest flat glass producer in Mexico, the second-largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. In 2009, this business unit accounted for 47% of Vitro’s consolidated net sales.
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
In January 2009, a revised payment schedule was agreed upon with the previous partner, extending the payment through the 2009-2010 periods, and it was agreed that the purchase of the partnership interest in Vitro Cristalglass would be made through the same company and that subsequently there would be a capital reduction.
In July, 2007, Viméxico exercised its option to acquire 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG Industries Inc. for Ps. 67 million ($6 million) in cash. With the termination of this joint venture, Viméxico became the sole owner of this entity, the primary operations of which include the manufacture, processing and distribution of flat glass.
In 2009, our Float Glass manufacturing business represented 15% of our Flat Glass business unit’s total sales to third parties. A substantial portion is supplied to the construction industry and to a lesser extent is supplied to the automotive safety glass industry, as well as furniture and home appliance manufacturers. We believe we are the leading float glass manufacturing business in Mexico on the basis of sales, with a 45% market share in Mexico as of December 31, 2009. As of December 31, 2009, the Float Glass manufacturing business owned four float glass furnaces of which one in Mexico City has been shut down since March 2006 (fully written-down for accounting purposes as a result of an impairment charge recorded in 2006).
In 2009, our Automotive Safety Glass manufacturing and distribution business represented 15% of our Flat Glass business unit’s total sales, with sales primarily derived from the automotive OEM market in North America. On the basis of volume in pieces, we estimate we are the third-largest automotive safety glass manufacturing and distribution business in North America. We produce the total amount of required float glass used as a raw material for the manufacturing of automotive safety glass internally through Vidrio y Cristal.
Based on the number of molding furnaces the business unit currently operates in Mexico, we believe the Automotive Safety Glass manufacturing and distribution business is also a major manufacturer of safety glass products for the automotive OEM and AGR markets in Mexico. Our Automotive Safety Glass manufacturing and distribution business’ customer base includes General Motors, Ford Motor Co., Chrysler, Volkswagen, Nissan and Freightliner.
Our foreign subsidiaries perform a substantial majority of our flat glass operations in the United States and derive 86% of its sales from the distribution and fabrication of construction glass and 14% from the distribution and installation of auto glass. Our foreign subsidiaries in Europe engage in the manufacture and distribution of value-added flat glass products for the Spanish, French and Portuguese construction industries, with specialties in value-added glass products and glass for landmark construction projects. Our foreign subsidiaries also conduct our Colombian flat glass operations and are engaged in the manufacture and distribution of flat glass products for the construction and automotive markets.
Through one of our subsidiaries we process, distribute and install flat glass products for the construction and automotive markets in the United States. We operate in 23 states in the United States through 6 fabrication centers, 14 distribution centers and 82 installation centers. A portion of the glass we process in the United States is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2009, around 50% of our U.S. subsidiary’s glass purchases in terms of volume were supplied from our Flat Glass Mexican subsidiaries.
During 2008, 2009 and the first half of 2010, we consolidated some of our operations in order to increase efficiencies and reduce three fabrication facilities, ten distribution centers and 20 installation centers. In May 2009, we decided to sell the inventory which was dedicated to serve the automotive replacement market, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in such market.

In Europe, we currently have four processing facilities throughout Spain and one distribution center in Barcelona, Spain, one processing facility in Chaves, Portugal and one in Lisbon, Portugal, and a processing facility in Villetaneuse, France. Verres et Glaces d’Epinay, our French subsidiary, commenced a bankruptcy proceeding in France and will be subject to liquidation in the near future.
Our Products
The following table sets forth our principal products, customers and end-users and sales regions by business line within each of our two business units.
Glass Containers:

Customers and
Business Line	Products	End-Users	Sales Regions
Glass Containers	Glass containers	Soft drink, beer, food, juices, wine and liquor, pharmaceutical and cosmetics industries	Mexico, the United States, Canada, the Caribbean, Central and South America, Europe and Asia.

Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers, pharmaceutical and food producers	Mexico, the United States, Canada, Europe and Central and South America

Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America
Flat Glass:

Customers and
Business Line	Products	End-Users	Sales Regions
Float Glass	Float glass, architectural tempered safety glass, insulated glass units, laminated, table tops	Construction industry, distributors, retailers and installers, furniture and home appliances manufacturers and Automotive Safety Glass manufacturers.	Mexico, the United States, Canada, Europe and Central and South America

Automotive Glass	Windshields, side laminated glass, rear and side tempered glass	Automotive OEMs, AGR market, distributors and installers	Mexico, the United States, Canada and Central and South America
See “Item 5. Operating and Financial Review and Prospects—Results of Operations” and Note 21 to our consolidated financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business unit and geographic market for each year in the three year period ended December 31, 2009.
Our Operations
Glass Containers Business Unit
Our Glass Containers business unit, which accounted for 52% of our consolidated net sales in 2009, manufactures and distributes glass containers for the food, juices, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 12,452 million ($954 million) in 2009, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world.

As of December 31, 2009, our Glass Containers business unit’s total assets were Ps. 21,878 million ($1,675 million). The business unit owns nine manufacturing facilities in Mexico, three in Central America and one in Bolivia. In 2009, we believe our Glass Containers business unit’s sales represented approximately 76% of the non-captive glass container market in Mexico and approximately 3% of the glass containers market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied with glass containers by their affiliates. In Mexico, the Glass Containers business unit has four design centers, one of which specializes in the cosmetics and pharmaceuticals market.
The Glass Containers business unit has developed both a short and long-term strategy as follows.
Short-Term:
Given the current economic conditions coupled with the restructuring process the Company is currently undergoing, this business unit plans to:
•	Preserve cash to guarantee operations through strict expense controls and non-payment of scheduled interest payments to the extent necessary;
•	Reduce capital expenditures to a minimum level, mostly oriented towards required maintenance activities;
•	Continue with the initiatives aimed at reducing costs and expenses; and
•	Constantly communicate with clients and suppliers to maintain continuous operations.
Long-Term:
Once our economic conditions have improved and the debt restructuring process is finalized, this business unit will continue to:
•	Focus on current operations to maximize organic growth and to take advantage of future opportunities;
•	Consolidate its competitive position by defending share and margins in markets in which it operates;
•	Use its growing position in niche markets and focus on value added products to enhance profitability;
•	Continue the promotion of innovative new product development;
•	Enhance operating efficiencies; and
•	Maximize cash flow through growth in sales and margins while optimizing the use of capital expenditures and assets.
Among the business unit’s key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives, versatile production processes and vertical integration with respect to raw materials, machinery and molds. The business unit’s high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allow it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. The versatility and flexibility of the business unit’s production processes are reflected in the business unit’s ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including ultraviolet organic paints, “plastishield,” adhered ceramic labels and heat transfer labels. In addition, we believe that the location of the business unit’s facilities is a competitive strength that has helped us implement our business strategy. The business unit’s capacity to produce cost efficient short runs with a wide variety of colors, shapes and decorations, its innovative designs and its “one-stop shop” concept, which provides its customers with a complete packaging solution, including glass containers, closures, carriers, labels and boxes, also enable it to compete effectively in value-added markets.

Our Glass Containers business unit manufactures glass containers for both high-volume markets and value-added markets. We refer to markets that demand high volumes of standard products at competitive prices as high-volume markets, and we refer to markets that require shorter production runs of highly designed products that involve premium pricing as value-added markets. The business unit’s business strategy has emphasized the introduction of products into value-added markets in addition to retaining our market share in the Mexican high-volume markets. The specialty nature of the products sold in value-added markets allows the business unit to have a better price mix, resulting in higher margins.
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
Additionally, we have a contract with Technosoft, which provides software to the design area, and a technical agreement with BDF and Quantum for mold design analysis and manufacturing.
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
In Mexico, the business unit has 21 furnaces in six glass container manufacturing facilities, each located near a major customer. We estimate that in 2009 our Glass Containers business unit’s manufacturing facilities produced approximately 41% of the glass tonnage melting capacity in Mexico, and that we sold 76% of the glass container units on the Mexican non-captive market in 2009.
In the United States, our Glass Containers business unit’s distributor, has four design centers, five sales offices and one distribution center, all strategically located to serve its target markets. In 2009, we believe the business unit’s imports into the United States represented approximately 22% of all sales of imported glass containers into the United States, which would make it the largest glass container importer into the United States in terms of sales.
Mexican Operations
We believe that the Glass Containers business unit is the largest glass containers producer in Mexico based on the business unit’s net sales in 2009. In 2009 the Glass Containers business unit’s sales to the Mexican market were Ps 7,952 million ($609 million). The Glass Containers business unit produces glass containers, raw materials, machinery and molds at nine manufacturing facilities located throughout Mexico. The business unit’s facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and optimizing transportation costs. Substantially all of the Glass Containers business unit’s facilities in Mexico have obtained the Hazard Analysis and Critical Control Points (HACCP) and ISO 9000:2000 certifications. During 2009, the glass facilities were operating at approximately 71% of their capacity. We also own two cullet-processing plants, which supply us with cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.
The Glass Containers business unit’s customers include leading companies such as Grupo Arca, Avon, Bacardí, Skyy Spirits, Campbells, Coty, Diageo, Encore Glass, Estee Lauder, Gerber, Grupo Cuervo, Grupo Pedro Domecq, Grupo Modelo, Herdez McCormick, Jafra, Jeyes, Jumex, Nestle, Pepsi Cola, Pisa, Procter & Gamble, Sauza, Tamazula and The Coca-Cola Company. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit’s customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our “one-stop shop” concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.

Exports and U.S. Operations
Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $354 million (nominal U.S. dollars) in 2009. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and the wine and liquor bottlers in the United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. The exports represented 37% of the Glass Containers business unit’s net sales in 2009.
Central and South American Operations
Comegua is a Panamanian holding company that operates manufacturing facilities in Guatemala, Costa Rica, and Panama and supplies glass containers to the soft drink, food, beer and wine and liquor markets throughout Central America and the Caribbean. Beginning on December 1, 2008, our 49.7% investment in Comegua is accounted for under the equity method. Comegua’s consolidated net sales for the first eleven months of 2008 were Ps. 2,159 million ($156 million). See Note 20 (d) of our consolidated financial statements to see the effects on our consolidated balance sheet and statement of operations of the deconsolidation of Comegua.
We also own 100% of the common stock of a company that owns and operates the only glass container manufacturing facility in Bolivia. Its net sales in 2009 were Ps. 136 million ($10 million).This company distributes glass containers for the soft drinks, food, beer, and wine and liquor industries throughout Bolivia, southern Peru and Chile.
Raw Materials, Machinery and Molds
Our raw materials operations are carried out by one of our subsidiaries. This subsidiary’s net sales in 2009 were Ps. 2,009 million ($154 million). Its principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of its soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Our raw materials subsidiary competes in the soda ash sector with the American Natural Soda Ash Corporation (“Ansac”), a United States exporter of natural soda ash and maintains a separate sales and marketing force for its products, which are distributed directly to its customers.
Our machinery and molds operations are conducted through one of our subsidiaries who was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of Ps. 439 million ($34 million) for the year ended December 31, 2009. It produces state-of-the-art glass-forming machines in two facilities, one in Monterrey, Mexico and one in Mexico City. In addition, the subsidiary produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. It also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, it also manufactures annealing lehrs, which are ovens used to anneal glass, for the float and hollow glass industries. The machinery and molds produced are mainly for our own use. The products of Fama, our subsidiary that manufactures capital goods such as glass forming machines and molds, are mainly sold to us. The subsidiary generally competes with major international manufacturers of machinery and equipment for the glass industry.

Competition
Based on the business unit’s net sales in 2009 of Ps. 12,452 million ($954 million) we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico. The Glass Containers business unit competes with various smaller domestic manufacturers as well as with the glass container operations of the two major Mexican beer producers that produce bottles for their own consumption. The Glass Containers business unit in Mexico also competes with alternative forms of packaging, including metal, plastic, paper and aseptic containers. In the soft drinks industry, the Glass Containers business unit has faced increasing competition from polyethylene therephtalate containers (“PET”), as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drinks and food containers from glass to PET has continued, albeit at a slower rate in recent years. In response to the shift in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service. In 2009, for the fifth consecutive year, the soft drinks glass market increased versus the previous year, and our overall sales in the Mexican soft drinks market experienced a 0.4% compound annual growth rate from 2004 to 2009.
In Mexico, the business unit competes for customers primarily on the basis of service (focusing on on-time deliveries and design), quality (including the ability to conform to a wide variety of specifications) and scale (including the ability to assure customers of the capacity necessary to support their growth).
The Glass Containers business unit faces greater competition in the United States than in Mexico, mainly from Saint Gobain and Owens-Illinois. However, the business unit has utilized its competitive advantage to supply a variety of higher margin, value-added products, including specialty food, beverage, cosmetics and wine and liquor glass containers, and has increased its production expertise and flexibility, thereby allowing it to realize higher operating margins relative to traditional products. The business unit’s ability to offer cost-effective short production runs, quick new product turn-around, an extensive glass color selection, diverse labeling capabilities and unique container designs are all examples of the application of its competitive strengths. The Glass Containers business unit competes primarily on quality, design and price in the United States. In Central America, the Glass Containers business unit competes with a number of smaller regional manufacturers.
Flat Glass Business Unit
Flat Glass accounted for 47% of our consolidated net sales in 2009. In 2009, the Flat Glass business unit’s net sales were Ps. 11,453 million ($877 million) and its export sales were $136 million (nominal U.S. dollars). During 2009, 16% of the business unit’s net sales were derived from export sales and 54% were derived from its foreign subsidiaries.
The business unit’s customer base includes several large distributors and installers in the construction industry in Mexico and abroad, several automotive manufacturers such as General Motors, Ford Motor Co., DaimlerChrysler, Volkswagen, Nissan and Freightliner, and distributors and installers in the automotive replacement industry.
As of December 31, 2009, the Flat Glass business unit’s total assets were Ps. 15,029 million ($1,151 million). The business unit owns over 250 operating centers, including three float glass furnaces and four automotive safety glass processing facilities in Mexico, six fabrication facilities in the United States, four processing facilities in Spain, one in France and two in Portugal. We believe our float glass capacity represented 57% of the float glass produced in Mexico and 3% of the total installed capacity in the NAFTA region.

The Flat Glass business unit has developed both a short and long-term strategy as follows.
Short-Term:
Given the current economic conditions coupled with the restructuring process the Company is currently undergoing, this business unit plans to:
•	Preserve cash to guarantee operations through strict expense controls and non-payment of scheduled interest payments to the extent necessary;
•	Reduce capital expenditures to a minimum level, mostly oriented towards required maintenance activities;
•	Continue with the initiatives aimed at reducing costs and expenses; and
•	Constantly communicate with clients and suppliers to maintain continuous operations.
Long-Term:
Once our economic conditions have improved and the debt restructuring process is finalized, this business unit will continue to:
•	Enhance operating efficiencies;
•	Improve cash flow and optimize asset use;
•	Protect and increase our market share in the Mexican market for construction glass, reducing our reliance on the export market;
•	Maintain our leading position and growth trend in the OEM glass business through increasing participation with the Asian car manufacturers;
•	Consolidate and grow North American leadership of laminated window products for the OEMs and other value-added products;
•	Diversify our client portfolio;
•	Increase fabrication of value-added products in the United States and Mexico;
•	Increase its European presence through Vitro Cristalglass; and
•	Leverage the “Vitro” brand name.
For the construction market, we rely on a preferred client network, Vitromart, which consists of 115 of the business unit’s largest distributors of flat glass for the construction industry. Additionally our Flat Glass business unit’s strategy has emphasized production-retail integration for the Mexican auto glass replacement market. Two of our subsidiaries form the biggest automotive glass-replacement installation chain in Mexico. They operate 180 installation centers throughout Mexico, of which 64 are owned by these two companies and 116 are franchised. Both companies have agreements with the main insurance companies operating in Mexico in order to provide a complete service to such companies’ clients.
Mexican Operations
We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit’s net sales in Mexico in 2009. The business unit maintains six distribution centers throughout Mexico where construction customers or automotive customers can access information about the availability of products on a real-time basis. Approximately 42% of Flat Glass sales are from the Mexican operations, of which Ps. 3,304 million ($253 million) are sold in Mexico and $115 million (nominal U.S. dollars) are exports. Most of these export sales are made to automotive OEMs in the United States. The principal product that some of our subsidiaries produce and distribute is float glass for the construction industry, principally for commercial and residential uses, as well as raw material for the automotive safety glass producers. Some of our subsidiaries also produce tabletops and coated glass. For the Mexican automotive industry, our subsidiaries produce safety glass products such as windshields, side and back lights, rear quarters and sunroofs.
Vidrio y Cristal operates two float glass furnaces near Monterrey, Mexico and another subsidiary operates one in Mexicali, Mexico. Products at these facilities are manufactured using the float method, which involves pouring molten glass over a molten tin bath. During 2009, these float glass facilities were operating at 92% of their capacity. Additionally, we also have a furnace in Mexico City that has been shut down since 2006; therefore its potential capacity is not included in our capacity utilization calculation. See “Item 4. Information on the Company—Business—Our Property, Plant and Equipment.”.

Vidrio y Cristal and another subsidiary sell raw glass to builders, glass installers and distributors in the construction segment and a small proportion to the automotive safety glass producers as raw material. The sales force markets its construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers. These subsidiaries have designated commercial executives to serve as individualized customer service representatives for the business unit’s principal purchasers of construction products.
For the production of automotive safety glass, we operate four processing facilities in Mexico for the automotive OEM market and the AGR market. Sales are made directly to automotive OEMs in Mexico and the United States, while the AGR market is serviced through the business unit’s distribution centers throughout Mexico, independent distributors and installers and some of our stores. Our subsidiaries sell automotive safety glass products to automobile manufacturers in Mexico, the United States and other markets; main clients include General Motors, Ford, Chrysler, Volkswagen, Nissan and Freightliner.
Light vehicle production in North America decreased 32% in 2009 compared to 2008 but is expected to increase approximately 35% in 2010 due to an increase in vehicle demand. Our OEM sales are highly correlated to light vehicle production in North America, so any change in the latter could materially affect our sales and operating income.
In order to better serve our customers, we have established account plans for automotive OEMs. OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.
The Mexican peso revaluation effect has raised our Mexican peso-denominated sales in dollar terms, and also raised our Mexican peso-denominated expenses. The currency revaluation mostly affects our export sales.
United States Operations
The United States operations of the Flat Glass business unit are conducted through one of our subsidiaries, which, based on its consolidated net sales in 2009, is one of the largest distributors of flat glass products in the United States. In 2009, it had consolidated net sales of $337 million, of which 86% were to the construction industry and 14% were to the AGR market.
Our U.S. subsidiary purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated, mirrored and other products. In 2009, our Mexican subsidiaries supplied 50% of all flat glass purchased by our U.S. subsidiary; the other purchases, which our Mexican subsidiaries could not supply, include coated and other proprietary products. The end products are sold directly to distributors as well as to end-buyers through our U.S. subsidiary’s own distribution centers and retail shops. Our U.S. subsidiary sells its construction products to builders and glass installers, who use its products in industrial and commercial projects such as skyscrapers and other buildings. It also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit’s manufacturing plants in Mexico. Additionally, certain of our Mexican subsidiaries engage in the design, manufacture and installation of custom skylights in the United States and several other countries. In May 2009, we decided to sell the inventory which was dedicated to serve the distribution AGR market, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in the AGR distribution business in the United States, but remain in retail and installation segment.
Our U.S. subsidiary operates 6 fabrication facilities, 14 distribution centers and 82 installation centers in the United States.
European Operations
The Flat Glass business unit competes in the European flat glass construction market through Vitro Cristalglass, Verres et Glaces d’Epinay and Vitro Chaves, mainly with value added products.
Vitro Cristalglass processes and distributes insulated glass, laminated glass and tempered glass mainly for the Spanish, French and Portuguese markets. Vitro Cristalglass operates with four insulated glass manufacturing centers and two distribution centers, located in Barcelona and La Coruña. Additionally, Vitro Cristalglass has the biggest semi-finished manufacturing processing center in Spain, located in Ponferrada. Verres et Glaces d’Epinay, which is located in Villetaneuse, France and was acquired by Vitro Cristalglass in April 2008, manufactures insulated glass and serves the commercial and residential market in Northern France. Vitro Chaves manufactures and distributes insulated and laminated glass products in Portugal with their main facility located in Chaves (in northern Portugal) and a distribution center located in Lisbon. In 2009, Vitro Cristalglass and Vitro Chaves had consolidated net sales of Ps. 1,511 million ($116 million). Most of the sales of Vitro Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders by Vitro Cristalglass’ own sales force. Vitro Chaves’ main products are insulated and laminated glass for the construction industry, which are distributed through its own and Vitro Cristalglass’ distribution network.

Central and South American Operations
Through its Colombian subsidiary and, to a lesser extent, through its subsidiaries in Venezuela, Ecuador and Panama, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Our Colombian subsidiary has one processing facility which is located in Colombia. In 2009, our Colombian subsidiary and its subsidiaries had consolidated net sales of Ps. 488 million ($36 million). The company is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. It markets its products through a network of independent distributors to small- and medium-sized builders.
Competition
In Mexico, some of our Mexican flat glass subsidiaries face competition in the construction industry mainly from Saint Gobain, Guardian, and imports of glass products. Guardian, which since 1999 has competed with our Flat Glass business unit as an importer of raw flat glass products, completed the construction of a float glass furnace in Queretaro in 2004, which is estimated to produce 200,000 tons of float glass per year. The local competition of such subsidiaries compete primarily on price, service and quality. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—We operate in a highly competitive industry in which we compete with global competitors and vertically integrated customers, have relatively high fixed costs and are faced with sharply decreasing demands.”
With respect to automotive safety glass, the business unit’s principal competition includes Saint Gobain, PGW, Asahi, Pilkington, Zeledyne and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.
Our U.S. subsidiary faces competition in the United States from a variety of flat glass manufacturers in the United States, as well as from a large number of medium- and small-sized fabricators and distributors of flat glass products. Such subsidiary competes in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products) price and quality.
In Europe, Vitro Cristalglass, as an insulated glass manufacturer, faces competition with regional competitors and integrated competitors like Saint Gobain. In Central and South America, Vitro Colombia’s main competitors are Guardian, Pilkington and Saint Gobain.
Our Raw Materials
Soda Ash, Sand and Feldspar
The most important raw materials we utilize are soda ash, silica sand and feldspar. In 2005, we entered into a supply agreement with Unimin Corporation (“Unimin”) that has been amended to extend its maturity until June 2013, whereby we have committed to purchase, and certain of Unimin’s subsidiaries are committed to sell, our requirements of silica sand and feldspar at predetermined prices subject to adjustments according to a formula which takes into consideration market conditions. In 2009, we entered into a four-year supply agreement with Ansac, whereby we have committed to purchase, and Ansac is committed to sell, 100% of our yearly requirements of soda ash at predetermined prices, that depend on volume and market conditions. We have the production capacity, through one of our subsidiaries, to supply to a large extent the soda ash required by our glass making operations in Mexico.
To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that which we produce or that is produced by Unimin or by Ansac, those subsidiaries may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.

Energy
We, through certain of our subsidiaries, agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía, S. de R.L. de C.V. (“Tractebel Energía”). This contract took effect in October 2000 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the Mexican peso/U.S. dollar exchange rate and the price of natural gas, the future value of which is uncertain.
Fuel
We are a large consumer of natural gas with an approximate consumption of 17 million MMBTUs in 2009 from operation of our 21 glass container furnaces and three float glass furnaces in Mexico. Our cost of goods sold is highly correlated to the price of natural gas. In recent years, every U.S. dollar fluctuation per MMBTU has had an annual impact of approximately 18million on our cost of goods sold based on our average historical consumption of approximately 1.5 million MMBTUs per month.
During the first nine months of 2009, the natural gas price decreased 56% from its closing price on 2008 of $6.07 per MMBTU. As of December 31, 2009, the natural gas price was $4.40 per MMBTU, an annual decrease of 28%. However, during the first nine months of 2010, the average natural gas price was $4.43 per MMBTU, showing an increase of 25% from the average price of $3.55 per MMBTU for the same period of 2009.
In the ordinary course of our business, historically we have entered into swaps and other derivative instruments to hedge our exposure to natural gas price increases. The percentage of estimated fuel consumption hedged has varied from 10% to 100%. The percentage of consumption hedged and the hedged prices change constantly according to market conditions based on the Company’s needs and to the use of alternative fuels within its production processes. As of December 31, 2009, the Company had hedges for approximately 32% of its estimated consumption at an average price of approximately $6.80 per MMBTU for 2010 and 19% of its estimated consumption at an average price of approximately $7.32 per MMBTU for 2011. Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in the price of natural gas and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in the price of natural gas may cause us to realize significant losses in our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk.”
The greater the percentage of our natural gas consumption for which we do not have hedges, the more vulnerable we are to realizing significant losses in our results of operations should the price of natural gas increase. However, as a result of our current natural gas hedges, a further decline in natural gas prices, while reducing our operating costs, would increase our financial expenses related to such hedges. For further information, see “Item 3. Key Information—Risk Factors—We have experienced rising operating costs in each of our businesses.”

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

	Year ended December 31,
Business Unit	2007		2008		2009
	(Ps. millions)
Glass Containers	Ps.	2,328	Ps.	1,538	Ps.	735
Flat Glass		324		255		264
Corporate and other		43		5		10

Total	Ps.	2,695	Ps.	1,798	Ps.	1,009

For 2008 and 2009, these capital expenditures are those effectively paid during the year, so they differ with the capital expenditures realized which are Ps. 1,909 and Ps. 638 million for 2008 and 2009, respectively.
During 2010, we expect to close the year with capital expenditures of approximately Ps. 885 million ($70 million) as follows:
•
Our Glass Containers Business Unit expects to close the year with capital expenditures of Ps. 594 million ($47 million), which is being used to provide maintenance to certain of our furnaces and IS machines; for a palletizing center, and for infrastructure in one of our facilities. The remainder is being applied to new product molds.

•	Our Flat Glass Business unit expects to close the year with capital expenditures of Ps. 291 million ($23 million), which is being used mainly for maintenance of our facilities.
The capital expenditures are being financed with cash flows generated by our operations and with current cash on hand and are being made primarily to our Mexican facilities. We are deferring a portion of such expenditures to future periods.
See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”, for a discussion of our principal capital expenditures during the last three full fiscal years.
Our Property, Plant and Equipment
All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2009, the net book value of land and buildings, machinery and equipment and construction in progress was Ps. 15,338 million ($1,175 million), of which Ps. 14,062 million ($1,077 million) represented assets located in Mexico; Ps. 383 million ($29 million) represented assets located in the United States; Ps. 265 million ($20 million) represented assets located in Central and South America; and Ps. 628 million ($48 million) represented assets located in Europe.
Our principal executive offices are located in the Monterrey, Mexico area. We own and operate 34 manufacturing facilities worldwide, of which our float glass furnaces are our largest facilities. Our subsidiary Vitro Cristalglass has granted a lien on one of its facilities.

The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit’s principal manufacturing facilities.

		Average Capacity		Average Capacity	Number of Facilities
Business Unit		Utilization 2008		Utilization 2009	by City or Country
Glass Containers		86%		71%	Monterrey(3)
					Guadalajara
					Mexico City(2)
					Querétaro
					Toluca (2)
					Costa Rica
					Guatemala
					Panama
					Bolivia

Flat Glass	Float Furnaces(1)	106	%(1)	92%	Monterrey(4)
					Mexico City(2)
					Mexicali
	Automotive Facilities	74%		49%	United States(6)
					Colombia
					Spain(4)
					Portugal (2)
					France

(1)
Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated on a certain number of changes in glass color and thickness, determined by historical averages. Additionally, we also have a furnace in Mexico City that has been shut down since 2006; therefore its potential capacity is not included in our capacity utilization calculation.

We also maintain over 64 installation centers in Mexico and 14 distribution centers and 82 installation centers in the United States, most of which are leased.
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
Environmental Matters
Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The primary federal environmental law is the Ley General de Equilibrio Ecológico y la Protección al Ambiente (“LGEEPA” or the General Ecological and Environmental Protection Law) pursuant to which regulations have been promulgated concerning air pollution, noise pollution, environmental impact assessments, environmental audits and hazardous wastes and substances. LGEEPA sets forth the legal framework applicable to the generation and handling of hazardous wastes and substances, the release of contaminants into the air, soil and water, as well as the environmental impact assessment procedure. The Ley de Aguas Nacionales or National Water Law, and regulations thereunder govern the prevention and control of water pollution.
The Ley General para la Prevención y Gestión Integral de los Residuos or General Law for the Prevention and Integrated Management of Waste, regulates the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes. The Mexican federal government has established a public registry where federally regulated emission sources report their air and water emissions, as well as information on the generation, handling, transportation and disposal of hazardous substances.
In addition to the foregoing, Normas Oficiales Mexicanas (“Mexican Official Standards”), which are technical standards issued by regulatory authorities pursuant to the Ley General de Metrología y Normalización or General Law of Metrology and Normalization, and other laws that include the aforementioned environmental laws, establish standards relating to air emissions (including air emissions for glass manufacturing operations), waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among other things.

The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales or Secretary of Environment and Natural Resources, which we refer to as “SEMARNAT”. An agency of SEMARNAT, the Procuraduria Federal de Protección al Ambiente or Federal Environmental Protection Agency, which we refer to as “PROFEPA”, has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring administrative, civil and criminal proceedings against companies and individuals that violate environmental laws, regulations and Mexican Official Standards and has the authority to impose a variety of sanctions. These sanctions may include, among other things, monetary fines, revocation of authorizations, concessions, licenses, permits or registrations, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities.
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
You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements for the year ended December 31, 2009 provides a description of the principal differences between MFRS and U.S. GAAP as they relate to us. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in “Item 3. Key Information—Risk Factors” and the other matters set forth in this annual report. See “Forward-Looking Statements.”
OPERATING RESULTS
Factors Affecting Our Results of Operations
Our statement of operations is affected by, among other factors, (i) the level of demand and price for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, (iii) the relationship between the Mexican peso, the U.S. dollar and the euro, (iv) financing costs, which are incurred in Mexican pesos, U.S. dollars and euros, and (v) increased competition in our domestic market and abroad. See “Item 3. Key Information—Risk Factors.”
Trend Information
During 2009, the world economy continued to experience the financial and economic crisis which began in the second half of 2008 affecting industrial sectors such as the construction and automotive sectors that are very important to us. Its effects were reflected in high unemployment rate growth, credit scarcity, and reduced demand from the construction and automotive industries in Mexico, the United States and Spain, where Vitro has a strong presence. Even though the economy has shown moderate signs of recovery in 2010, some of our markets, including the construction sectors of the United States and Spain, are still experiencing contraction and excess capacity.
Developments in the Glass Containers Business
Results for 2009 were affected by the continuing financial and economic crisis, which led to a prolonged and deep contraction in our markets.
In December 2008, Grupo Modelo, one of our key customers in our Glass Containers business, notified us that due to the current world market contraction, it would significantly reduce its beer bottle orders from us. Based on our consolidated sales, the volume reduction impact on our annual consolidated sales for 2009 was approximately 6.45% measured in Mexican pesos.
The Glass Containers business unit’s sales volumes declined in 2009, primarily because of a decline in demand in the beer sector, as mentioned above, and the other sectors targeted by the Glass Containers business. This changed market condition required capacity adjustments in order to meet the lower demand levels. In addition, we implemented a cost and expense reduction program, which included workforce adjustments due to lower capacity utilization, cancellation of airplane leasing contracts, divestiture of non-productive assets and the elimination of non-strategic services.
Going forward, we expect increased competition in the domestic glass container market. As a result of the market contraction in 2009, we believe that there will continue to be overcapacity, which may continue to affect market dynamics and lead to further price erosion.
Developments in the Flat Glass Business
The global economic meltdown had a significant impact on diverse markets, including the construction and automotive industries, which had a materially negative effect on our business results.

The Flat Glass business unit’s consolidated net sales for 2009 contracted by 13.7%, measured in Mexican pesos, compared to 2008, as mentioned in “—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008—Flat Glass Business Unit” below, mainly due to the fact that the markets we serve entered into a recession at the end of 2008.
The construction and automotive sectors that we serve were affected by a decrease in sales caused by a severe drop in U.S. automotive demand, a reduction of exports to the United States and the contraction in the U.S., Spanish and Mexican real estate market. Sales from our U.S. subsidiary also faced one of its sharpest contractions in recent history.
Vitro’s subsidiaries in Spain, Portugal and France were also impacted by the challenging global economic environment. Spain, where the largest portion of Vitro’s regional facilities are located, showed a sharp contraction in its markets caused by the bursting of the real estate bubble, which will continue to negatively impact the Company going forward. Verres et Glaces d’Epinay, our French subsidiary, commenced a bankruptcy proceeding in France and will be subject to liquidation in the near future.
In the case of the automotive glass market, the general industry collapse was compounded by the weak financial situation of some of the large automotive original equipment manufacturing companies, who resorted to federal aid in order to mitigate their severe financial problems.
The Flat Glass business unit took the necessary measures to minimize the effect, adjusting production capacity to reduced demand and, in doing so, continued to serve the needs of its customers at competitive prices. Management made significant adjustments to Vitro’s cost structure at all facilities, in Mexico as well as abroad, in order to adapt to the changed market environment.
Going forward, we expect our Flat Glass business unit to partially stabilize. Our OEM segment is showing signs of recovery in 2010 due to increased auto sales in the United States and Mexico. We expect our construction segment in Mexico to remain stable. However, the future for the construction market in the United States, Spain, France and Portugal remains uncertain. Recently, our operations in the flat glass manufacturing and processing facilities were impacted by rain and flooding from Hurricane Alex, resulting in damage that we expect will be covered by insurance, less applicable deductibles, which we expect will impact our results of operations. See “Item 3. Key Information—Recent Developments—Temporary Suspension of Operations at Manufacturing Facilities in García, Nuevo León.”
Natural Gas Prices and Related Derivative Financial Instruments
Our cost of goods sold is highly correlated to the prices of our raw materials, particularly natural gas. For the year ended December 31, 2009, the natural gas price decreased 28% to $4.40 per MMBTU when compared to its closing price for the year ended December 31, 2008 of $6.07 per MMBTU. Our operating income was also affected by the increase in natural gas price as the average price increased 25% from $3.55 to $4.43 per MMBTU for the nine-month period ended September 30, 2009 compared to the same period of 2010.
Historically, we have not been able to raise the prices of our products to fully reflect the increases in our operating costs that result from increases in the price of natural gas, thereby adversely affecting our results of operations.
We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases. This strategy is susceptible to the risk that a decrease in natural gas prices could have an adverse effect on the fair market value of the DFIs, resulting in related losses reflected in our comprehensive financial results. While a material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold, such benefits would be realized over a period of time, whereas the adverse effect in the value of the DFIs is recorded immediately in our financial result as a result of mark-to-market accounting rules.
As of September 30, 2010, we had open DFI hedges with Pemex for approximately 32% of our estimated natural gas consumption for the remainder of the year at an average price of approximately $6.80 per MMBTU, and 19% of our estimated natural gas consumption at an average price of approximately $7.32 per MMBTU for 2011. Since the NYMEX closing price of natural gas as of June 23, 2009 was $3.88 per MMBTU, our current natural gas hedges are out of the money. As of September 30, 2010, our open DFIs with Pemex had a mark-to-market liability value of approximately $14.8 million. In addition, under our remaining DFIs, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. For the first nine months of 2010, we made aggregate monthly settlement payments of approximately Ps. 133 million ($10.5 million).

The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2009. The sensitivity analysis applied valuation models fully accepted for these types of instruments and took into consideration changes in the underlying value that imply variances of 10% of the reference price. The additional variances affecting the valuation model such as interest rate and exchange rates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by approximately $5 million.
Because of our financial condition, we are currently unable to enter into additional hedging transactions to minimize our exposure to further increases or decreases in the price of natural gas, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, substantial increases in the price of natural gas may cause us to realize significant losses in our results of operations and relative stability and, alternatively, further decreases in the price of natural gas may cause us to realize significant losses in our comprehensive financial results.
For further discussion regarding our exposure to natural gas price fluctuations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk” and “Item 3. Key Information— Risk Factors—Risk Factors Relating to Our Business— We have experienced rising operating costs in each of our businesses.”
Economic Developments in Mexico, the United States and Europe Affecting Our Business
A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico, the United States and Europe. Therefore, economic conditions in Mexico, the United States and Europe have a significant effect on our business, results of operations and financial position.
2008 was considered a year of unprecedented events in modern times as it left a financial system in crisis. In 2009, the world economy decelerated abruptly and some national economies actually collapsed. World GDP decreased by 2.2% in 2009, according to International Monetary Fund statistics. The global economic deceleration had its roots in the U.S. economy, which contracted at a rate of 2.4% in 2009 compared to GDP growth rate of 0.4% in 2008. The sub-prime mortgage crisis that started in the U.S. in mid-2008 and moved into the financial markets affected the availability of credit in a manner that hurt many other sectors of the economy, including industrial sectors such as the construction and automotive sectors that are very important to us.
In 2009, Mexico’s GDP registered a contraction rate of 6.5%. In 2008, Mexico’s GDP registered a growth rate of 1.3% a lower figure than the GDP growth rate of 3.3% reported for 2007. For 2010, we expect the country to continue confronting difficulties due to slower-than-expected recovery of the U.S. economy, one of our principal commercial markets, and an instability shown in the European Union markets that significantly affects the Spanish market.
Most of our manufacturing facilities are located in Mexico. Our consolidated net sales resulting from sales to parties located within Mexico were 42%, 44% and 46% for each of the years ended December 31, 2007, 2008 and 2009, respectively. Although the Mexican government’s continued fiscal and monetary policy helps the country maintain low levels of inflation and a manageable deficit, it does not provide the flexibility necessary to support Mexico’s economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico’s economy and its industrial sector. These factors include (i) the extent of the U.S. economic recovery and the participation of Mexico’s industrial sector in that recovery and (ii) the Mexican government’s approval and implementation of fiscal and other structural reforms, such as the evolution of energy prices, particularly natural gas.

Inflation and Foreign Currency Exchange Rate Fluctuations
The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates:

	For the Year Ended December 31,
	2007		2008		2009
Nominal Mexican peso devaluation relative to the U.S. dollar(1)		0.5%		27.3%		(5.6%)
Nominal dollar devaluation relative to the euro		11.2%		(5.2%)		3.5%
Mexican inflation (based on changes in INPC)(1)		3.8%		6.5%		3.6%
Free Exchange Rate as of year end(1)	Ps.	10.8662	Ps.	13.8325	Ps.	13.0587
Mexican GDP growth rate(2)		3.3%		1.3%		(6.5%)
Exchange rate of euro per Mexican peso as of year end(3)	Ps.	15.9526	Ps.	19.2534	Ps.	19.5789
Exchange rate of dollar per euro as of year end(3)		$1.4680		$1.3918		$1.4992

(1)	Source: Banco de México.

(2)	Source: Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Information.

(3)	Source: Federal Reserve Bank of New York—Noon Buying Rates as to euro-to-dollar exchange rate and Banco de México as to dollar-to-peso exchange rate.
Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins
Changes in the value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a devaluation of the peso will likely result in an increase in our operating margins and an appreciation of the Mexican peso will likely result in a decrease in our operating margins, in each case, measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our cost of goods sold and our selling, general and administrative expenses denominated in or affected by U.S. dollars.
A substantial portion of the sales generated by our Mexican subsidiaries and the total sales of our U.S. subsidiaries are either denominated in or affected by the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, particularly flat glass for automotive uses and capital goods, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into Mexican pesos using the exchange rate in effect at the time of the transaction. As a result, when the Mexican peso devaluates against the U.S. dollar, as was the case in 2006, 2007 and 2008, the same level of U.S. dollar sales as in a prior period will result in higher Mexican peso revenues in the more recent period. Conversely, when the Mexican peso appreciates against the U.S. dollar, as was the case in 2005 and 2009, the same level of U.S. dollar sales as in a prior period will result in lower Mexican peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and selling, general and administrative expenses, is invoiced in Mexican pesos and is not directly affected by the relative value of the Mexican peso to the U.S. dollar, the appreciation or devaluation of the Mexican peso relative to the U.S. dollar has a significant effect on our operating margins, at least in the short term.
Further, a strong Mexican peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong Mexican peso relative to the U.S. dollar also makes our products with prices that are denominated in or are affected by the value of the U.S. dollar less competitive or profitable. With respect to such products, when the Mexican peso appreciates, we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in Mexican pesos. Given the competitive nature of the industries in which we operate, we have chosen to reduce our operating margins for such products in response to appreciation of the Mexican peso relative to the U.S. dollar in the past.
Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.

Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Comprehensive Financing Result
Beginning in 2008, our total comprehensive financing result includes (i) net interest expense, (ii) net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iii) gains or losses related to hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short-term and long-term debt, minus the nominal amount of interest income generated by us with respect to our monetary assets.
Our total comprehensive financing result is also impacted by changes in the nominal value of the Mexican peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-Mexican peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash and cash equivalents and accounts receivable from exports). Because historically our U.S. dollar-denominated liabilities have exceeded our U.S. dollar-denominated monetary assets, the devaluation or appreciation of the peso resulted in exchange losses or gains, respectively. Accordingly, in 2006, 2007 and 2008, the nominal devaluation of the Mexican peso relative to the U.S. dollar resulted in foreign currency exchange losses.
Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
Effect of Increases in Interest Rates
Interest rate risk exists primarily with respect to our floating-rate Mexican peso and U.S. dollar-denominated debt, which generally bear interest based on the TIIE or LIBOR. If the TIIE or LIBOR increases significantly, our ability to service our debt will be adversely affected.
As of September 30, 2010, our floating-rate Mexican peso and U.S. dollar-denominated debt amounted to Ps. 1,698 million ($136 million) and Ps. 642 million ($51 million) respectively. Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to either fixed or floating interest rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economies in Which We Participate—We may be adversely affected by increases in natural gas prices, interest rates or foreign exchange rate changes that we are unable to mitigate through derivative transactions due to our financial condition” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
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

	For the year ended December 31,
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	70.6	73.3	71.6
Gross profit	29.4	26.7	28.4
General, administrative and selling expenses	19.9	20.8	22.9
Operating income	9.5	5.9	5.5
Total comprehensive financing result	5.8	31.3	9.9
Net income	0.5	(19.6)	(3.1)

The following table sets forth, for the periods presented, the consolidated net sales, export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales, export sales and operating income (after corporate and other eliminations, and reflecting export sales in U.S. dollars) of each of our business units. Peso amounts set forth in the following table are presented in nominal Mexican pesos except that all amounts pertaining to fiscal year 2007 contained in this annual report are restated in constant Mexican pesos as of December 31, 2007, except where otherwise indicated.

	For the year ended December 31,
	2007			2008			2009			2009
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total	Amount
	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Glass Containers	Ps.	14,676	51%	Ps.	15,524	53%	Ps.	12,452	52%	$954
Flat Glass		13,605	48%		13,230	46%		11,453	47%	877
Corporate and other eliminations		310	1%		259	1%		86	1%	7

Consolidated net sales	Ps.	28,591	100%	Ps.	29,013	100%	Ps.	23,991	100%	$1,837

	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Domestic	Ps.	12,008	42%	Ps.	12,831	44%	Ps.	11,152	46%	$854
Exports		6,673	23%		6,547	23%		6,568	28%	503
Foreign Subsidiaries		9,910	35%		9,635	33%		6,271	26%	480

	Ps.	28,591	100%	Ps.	29,013	100%	Ps.	23,991	100%	$1,837

	($ millions(2), except for percentages)
Net sales
Domestic		$1,078	42%		$1,157	44%		$824	46%
Exports		601	24%		600	23%		484	28%
Foreign Subsidiaries		881	34%		870	33%		461	26%

		$2,560	100%		$2,627	100%		$1,770	100%

	($ millions(2), except for percentages)
Export sales
Glass Containers		$364	61%		$383	64%		$349	72%
Flat Glass		237	39%		217	36%		136	28%

Consolidated export sales		$601	100%		$600	100%		$484	100%

	(Ps. millions, except for percentages)									($ millions)(1)
Operating income (loss)
Glass Containers	Ps.	2,054	76%	Ps.	1,661	97%	Ps.	1,956	147%	$150
Flat Glass		782	29%		186	11%		(591)	(45)%	(45)
Corporate and other eliminations		(132)	(5)%		(137)	(8)%		(36)	(3)%	(4)

Consolidated operating income	Ps.	2,704	100%	Ps.	1,710	100%	Ps.	1,329	100%	$101

(1)	These amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 13.0587 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2009.

(2)	Dollar figures reported herein are in nominal dollars derived by dividing each month’s nominal Mexican pesos by exchange rate published by the Banco de México for such month’s end.
For the purpose of following comparisons when we are explaining the variation of an account year-over-year (or period-over-period) we divided the amounts of both years using the same exchange rate which is the most recent period rate in order to eliminate the effect of exchange rate fluctuation. This comparisons differs from the methodology used in the rest of this report where we use, for convenience purposes, the closing exchange rate of the period which we are referring to.

Nine-Month Period Ended September 30, 2010 Compared to Nine-Month Period Ended September 30, 2009
Net Sales
Our consolidated net sales decreased 4.8% from Ps. 18,389 million ($1,471 million) for the nine-month period ended September 30, 2009 to Ps. 17,498 million ($1,400 million) for the same period of 2010. Net sales in our Flat Glass business unit decreased 5.7% primarily due to lower sales volumes from our Flat Glass business unit subsidiaries located in the United States, Spain and Colombia, which were partially offset by a slight recovery in the automotive original equipment manufacturers (“OEM”) market and float glass sales volumes for the construction industry. The sales in dollars were affected when measured in pesos by a 7.5% average peso appreciation, from an average of Ps. 13.75 in 2009 to an average of Ps. 12.72 in 2010. Net Sales in our Glass Containers business unit decreased 4.6% due to price erosion caused by overall excess capacity.
Domestic sales increased 4.5% from Ps. 8,338 million ($667 million) for the nine-month period ended September 30, 2009 to Ps. 8,710 million ($697 million) for the same period of 2010. This increase was mainly driven by higher sales volumes in the automotive and domestic construction industries, which were partially offset by lower volumes in domestic sales for the Glass Containers business unit.
Export sales increased 9.5%, measured in nominal U.S. dollars, from $369 million for the nine-month period ended September 30, 2009 to $404 million for the same period of 2010. This increase was mainly due to higher export sales volumes to the automotive OEM market.
Foreign subsidiaries’ sales decreased 21.3%, measured in nominal U.S. dollars, from $356 million for the nine-month period ended September 30, 2009 to $280 million for the same period of 2010. This decrease was mainly triggered by lower demand in the construction markets in the United States and Spain. Foreign subsidiaries’ sales and export sales represented 20% and 29%, respectively, of our consolidated net sales for the nine-month period ended September 30, 2010.
Glass Containers Business Unit
Consolidated net sales of our Glass Containers business unit decreased 4.6% from Ps. 9,617 million ($769 million) for the nine-month period ended September 30, 2009 to Ps. 9,172 million ($734 million) for the same period of 2010. The main driver for this decrease was price erosion caused by overall excess capacity.
In the domestic market, sales volumes increased in all segments, except for beer, which experienced a 48% decrease. For the nine-month period ended September 30, 2010, CFT and soft drinks volume increased 9% and 7%, respectively, compared to the same period last year.
Overall, domestic market volumes decreased 1%, which coupled with price erosion resulted in a 4% sales decrease.
Export sales increased 2.2%, measured in nominal U.S. dollars, in the nine-month period ended September 30, 2010 compared to the same period of 2009 due to higher sales volumes in all segments, except for the beer segment, which experienced a 57% decrease. Although foreign subsidiaries’ sales increased 154% from $4 million for the nine-month period ended September 30, 2009 to $9 million for the same period of 2010, such sales represented only 1% of the net sales of the Glass Containers business unit for that period.
Flat Glass Business Unit
Consolidated net sales of our Flat Glass business unit decreased 5.7% from Ps. 8,600 million ($688 million) for the nine-month period ended September 30, 2009 to Ps. 8,111 million ($649 million) for the same period of 2010. In 2010, we recovered volumes in float glass for the construction industry and safety glass for the automotive industry, offset by lower sales by foreign subsidiaries in United States, Spain and Colombia. The sales in dollars are affected when measured in pesos by a 7.5% average peso appreciation, from an average of Ps. 13.75 in 2009 to an average of Ps. 12.72 in 2010.

Domestic sales increased 27.3% from Ps. 2,366 ($189 million) for the nine-month period ended September 30, 2009 to Ps. 3,013 million ($241 million) for the same period of 2010. This increase was mainly driven by an important recovery in the automotive OEM market and float glass sales volumes for the construction industry.
Export sales increased 31%, measured in nominal U.S. dollars, from $94 million for the nine-month period ended September 30, 2009 to $123 million for the same period of 2010. This increase was mainly due to higher automotive sales volumes to the OEM and automotive glass replacement (“AGR”) markets.
Foreign subsidiaries’ sales decreased 23%, measured in nominal U.S. dollars, from $353 million for the nine-month period ended September 30, 2009 to $271 million for the same period of 2010. This decrease was due to adverse economic conditions that mainly affected the construction markets in the United States and Spain, which are both crucial markets for us.
Generally, we realize higher profit margins in our domestic market business and, accordingly, our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity whenever possible.
Operating Income
Our consolidated operating income increased 0.8% from Ps. 1,056 million ($84 million) for the nine-month period ended September 30, 2009 to Ps. 1,065 million ($85 million) for the same period of 2010. This increase was due to a slight recovery in the automotive industry and by savings related to our cost and expense reduction initiatives implemented in 2008 through the third quarter of 2009. Our operating income was also affected by the increase in natural gas price as the average price increased 25% from $3.55 per MMBTU for the nine-month period ended September 30, 2009 compared to $4.43 per MMBTU for the same period of 2010.
Glass Containers Business Unit
Operating income of our Glass Containers business unit decreased 18.4% from Ps. 1,523 million ($122 million) for the nine-month period ended September 30, 2009 to Ps. 1,242 million ($99 million) for the same period of 2010. This decrease was mainly driven by the lower volumes in the domestic beer market, a 25% increase in the average gas price and price erosion due to overcapacity in the markets in which we participate.
Flat Glass Business Unit
Operating loss of our Flat Glass business unit was Ps. 182 million ($15 million) for the nine-month period ended September 30, 2010, compared to the loss of Ps. 398 million ($32 million) for the same period of 2009. This recovery was due to improved sales volumes in the domestic market and a better price mix, partially offset by higher energy costs, which experienced a 25% increase, and the negative results in our foreign subsidiaries.
Total Comprehensive Financing Result
Our total comprehensive financing cost decreased 28% from Ps. 2,099 million ($168 million) for the nine-month period ended September 30, 2009 to Ps. 1,632 million ($130 million) for the same period of 2010. This decrease was primarily due to lower derivative financial instruments losses from Ps. 482 million ($39 million) for the nine-month period ended September 30, 2009 to Ps. 158 million ($13 million) for the same period of 2010. Additionally, we had a higher exchange gain of Ps. 454 million ($36 million) in 2010 compared to a gain of Ps. 378 million ($30 million) in 2009.
Other Expenses (Income), Net
Other expenses (income), net decreased from Ps. 376 million ($30 million) for the nine-month period ended September 30, 2009 to Ps. 309 million ($25 million) for the same period of 2010. During the nine-month period ended September 30, 2010, the balance included (i) loss from the sale of long-lived assets of Ps. 175 million ($14 million), (ii) severance expense of Ps. 58 million ($5 million), (iii) workers profit sharing (PTU) of Ps. 59 million ($5 million) and (iv) fees and costs for extinguishment of debt of Ps. 17 million ($1 million).

Income Taxes
On December 7, 2009, amendments to the Regular Income Tax (“ISR”) Law of 2009 were published, to become effective beginning in 2010. These amendments state that: (i) ISR relating to tax consolidation benefits obtained from 1999 through 2004 should be paid in installments beginning in 2010 through 2015 and (ii) ISR relating to any tax consolidation benefit obtained in 2005 and thereafter should be paid during the sixth through the tenth year after such benefit was obtained. Payment of ISR in connection with tax consolidation benefits obtained between 1982 (the tax consolidation starting year) and 1998 may be required in those cases provided by law.
Income tax represented an income tax benefit of Ps. 198 million ($16 million) for the period ended September 30, 2010 compared to an income tax benefit of Ps. 130 million ($10 million) for the same period of 2009. The amount for 2010 represents a deferred income tax benefit of Ps. 490 million ($39 million) that was offset by current income tax expense of Ps. 292 million ($23 million), and the amount for 2009 represents a deferred income tax benefit of Ps. 204 million ($16 million) that was offset by current income tax expense of Ps. 74 million ($6 million).
Net Income
For the nine-month period ended September 30, 2010, we generated a consolidated net loss of Ps. 659 million ($53 million) compared to a net loss of Ps. 1,292 million ($103 million) for the same period of 2009. This decrease in the net loss was mainly due to decreased total comprehensive financing costs.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Sales
Our consolidated net sales decreased 17.3% from Ps. 29,013 million ($2,222 million) for the year ended December 31, 2008 to Ps. 23,991 million ($1,837 million) for the year ended December 31, 2009. On a comparable basis, excluding the sales from Comegua, which was presented as a consolidated subsidiary until November 2008, consolidated net sales decreased 10.7% from Ps. 26,854 million ($2,056 million) for the year ended December 31, 2008 to Ps. 23,991 million ($1,837 million) for the year ended December 31, 2009. The market contraction we experienced in 2009, primarily in the beer containers and automotive markets in the United States as well as the construction markets in the United States and Spain, adversely impacted our sales volume and, consequently, our profit.
Domestic sales declined 13.1%, measured in Mexican pesos, from Ps. 12,831 million ($983 million) for the year ended December 31, 2008 to Ps. 11,152 million ($854 million) for the year ended December 31, 2009. This decrease was mainly due to sales volume declines in the food and beer segments for our Glass Containers business unit attributable to the 2009 economic contraction.
Export sales, which were principally affected by lower sales volumes in the automotive market, decreased 19.3%, measured in nominal U.S. dollars, from $600 million in 2008 to $484 million in 2009.
Foreign subsidiaries’ sales decreased 47%, measured in nominal U.S. dollars, from $870 million in 2008 to $461 million in 2009. This decrease was mainly triggered by lower demand in the construction markets in the United States and Spain, as well as the deconsolidation of Comegua in December 2008. Foreign subsidiaries’ sales and export sales represented 26% and 28%, respectively, of our consolidated net sales for the year ended December 31, 2009.
Glass Containers Business Unit
Consolidated net sales of our Glass Containers business unit decreased 20% from Ps. 15,484 million ($1,186 million) for the year ended December 31, 2008 to Ps. 12,385 million ($948 million) for the year ended December 31, 2009. The main driver for this sales decrease was a significant decrease in sales volume in the beer bottle segment, as well as a sales volume decrease in the food and the wine and liquor domestic markets during 2009, partially offset by an increase in cosmetic segment sales volumes.

Export sales decreased 8.9% year-over-year, measured in nominal U.S. dollars, due to a volume decline in all segments, except in CFT (cosmetics, fragrances and toiletries), from $383 million in 2008 to $349 million in 2009. Foreign subsidiaries’ sales decreased 97% year-over-year, measured in nominal U.S. dollars, from $209 million to $6 million. On a comparable basis, excluding Comegua’s deconsolidation, foreign subsidiaries’ sales decreased 50% year-over-year from $12 million to $6 million, also measured in nominal U.S. dollars.
Flat Glass Business Unit
Consolidated net sales of our Flat Glass business unit were Ps. 11,377 million ($871 million) for the year ended December 31, 2009, a decrease of 13.7%, measured in Mexican pesos, compared to Ps. 13,187 million ($1,010 million) for the year ended December 31, 2008. This result was due to economic conditions and declining demand in the construction and automotive sectors, both affecting our business profit in 2009.
A decrease in domestic sales of 2.7% year-over-year was mainly driven by lower automotive glass sales in both our OEM and AGR markets, as well as by lower flat glass volumes. Additionally, the Float Glass business faced strong pricing pressure from its domestic market competitors, which made the Company apply a price adjustment and redirect part of its sales towards float glass exportation to Central and South America, obtaining lower margins.
Export sales decreased 37.3% year-over-year, measured in nominal U.S. dollars, from $217 million in 2008 to $136 million in 2009. This decrease was affected by lower automotive glass sales though partially offset by higher volumes in flat glass sold to Central and South America.
Foreign subsidiaries’ sales decreased 31.3%, measured in nominal U.S. dollars, from $661 million in 2008 to $454 million in 2009. This decrease was due to adverse economic conditions which mainly affected the construction markets in the United States and Spain, which are both crucial markets for the Company.
Generally, we realize higher profit margins in our domestic market business, and, accordingly, whenever possible our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity.
Operating Income
Our consolidated operating income decreased 22.3% from Ps. 1,710 million ($131 million) for the year ended December 31, 2008 to Ps. 1,329 million ($101 million) for the year ended December 31, 2009. This decrease was due to lower volumes that had a negative impact on our fixed cost absorption, which was affected by a decline in the beer market and a significant decline in the automotive and construction markets, as well as to Comegua’s deconsolidation in December 2008. All of the above were partially offset by savings related to our cost and expense reduction initiatives, through 2008 and up to the third quarter in 2009. Since the last quarter of 2008, we have adopted a significant and focused cost reduction plan, which includes reducing our workforce, optimizing production capacity in order to maximize utilization and efficiencies, generating savings in the supply chain, packaging and maintenance, canceling aircraft leasing contracts, divesting non-productive assets, and eliminating the outsourcing of non-strategic services, among other things. We estimate that these initiatives, as well as other initiatives aimed at reducing operating costs, reducing corporate expenses and improving efficiency, will result in annual savings of approximately $122 million from the third quarter of 2009 (which is when we completed the full implementation of these initiatives) and onward.
Glass Containers Business Unit
Operating income of our Glass Containers business unit increased 17.8% from Ps. 1,661 million ($127 million) for the year ended December 31, 2008 to Ps. 1,956 million ($150 million) for the year ended December 31, 2009. This increase was mainly driven by lower gas prices that decreased 56% in annual average price from $8.40 per MMBTU in 2008 to $3.70 per MMBTU in 2009, an increase in cosmetic segment sales volumes that was one of our most profitable segments, and the successful implementation of our cost reduction program.

Flat Glass Business Unit
Operating loss of our Flat Glass business unit was Ps. 591 million ($45 million) for the year ended December 31, 2009, compared to an operating income of Ps. 186 million ($14 million) for the year ended December 31, 2008. This increased loss was due to higher energy and raw materials costs coupled with lower production volumes and the corresponding lower fixed cost absorption, which resulted from the sluggish construction and automotive markets in Mexico, the U.S. and Spain.
Total Comprehensive Financing Result
Our total comprehensive financing cost decreased 74% from Ps. 9,077 million ($695 million) for the year ended December 31, 2008 to Ps. 2,366 million ($181 million) for the year ended December 31, 2009. This decrease was primarily due to the change of the recorded liability related to our DFIs from a loss of Ps. 3,766 million ($288 million) for the year ended December 31, 2008 to a loss of Ps. 570 million ($44 million) for the year ended December 31, 2009; and from a non-cash foreign exchange loss of Ps. 3,222 million ($247 million) for the year ended December 31, 2008 to a gain of Ps. 976 million ($75 million) during the year ended December 31, 2009, as a result of an appreciation of the Mexican peso during the year ended December 31, 2009 compared to a depreciation in 2008.
Other Expenses (Income), Net
Other expenses (income), net decreased from a loss of Ps. 495 million ($38 million) for the year ended December 31, 2008 to a loss of Ps. 291 million ($22 million) for the year ended December 31, 2009. This decrease was mainly due to (i) a gain from the sale of long-lived assets of Ps. 209 million ($16 million) in 2009 compared to a gain of Ps. 3 million ($0.2 million) in 2008; (ii) fees and costs related to debt restructuring of Ps. 7 million ($0.5 million) for the year ended December 31, 2009 compared to the absence of these fees in 2008; and (iii) workers profit sharing (PTU) of Ps. 13 million ($1 million) for the year ended December 31, 2009 compared to Ps. 10 million ($0.7 million) in 2008.
Income Taxes
On December 7, 2009, amendments to the ISR Law of 2009 were published, to become effective beginning in 2010; these amendments state that: (a) ISR relating to tax consolidation benefits obtained from 1999 through 2004 should be paid in installments beginning in 2010 through 2015, and (b) ISR relating to any tax consolidation benefit obtained in 2005 and thereafter should be paid during the sixth through the tenth year after the benefit was obtained. Payment of ISR in connection with tax consolidation benefits obtained between 1982 (tax consolidation starting year) and 1998 may be required in those cases provided by law.
Income tax for the year ended December 31, 2009 represented an income tax benefit of Ps. 598 million ($46 million) compared to an income tax benefit of Ps. 2,175 million ($167 million) for the year ended December 31, 2008. The amount for 2009 represents a current income tax benefit of Ps. 3 million and a deferred income tax benefit of Ps. 595 million, and the amount for 2008 represents a current income tax expense of Ps. 123 million and a deferred income tax benefit of Ps. 2,298 million from tax loss carry forwards generated in 2008, resulting primarily from foreign exchange losses on our U.S. dollar-denominated debt as well as from payments made for margin calls on our derivative financial instruments. The Company has also recorded deferred tax assets, primarily related to its DFI liabilities. Based on our financial projections, we believe we will generate sufficient taxable income in future years to allow us to recover our deferred tax assets up to the amount of the recorded asset.
Net Loss
For the year ended December 31, 2009, we generated a consolidated net loss of Ps. 754 million ($57 million) compared to a net loss of Ps. 5,682 million ($435 million) for the year ended December 31, 2008. This decrease was mainly due to a lower total comprehensive financing result derived from the items previously mentioned.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Sales
Our consolidated net sales increased 1.5% to Ps. 29,013 million ($2,097 million) for the year ended December 31, 2008 from Ps. 28,591 million ($2,067 million) for the year ended December 31, 2007. During the year ended December 31, 2008, domestic sales grew 6.9% while foreign subsidiaries’ sales and export sales declined 2.8% and 1.9%, year-over-year, respectively. The complex international financial situation and severe contractions in the markets we serve adversely impacted the Company’s sales volumes in the last quarter of 2008.
Domestic sales increased as a result of an improved product mix at the Glass Containers business unit which compensated a moderate volume drop year-over-year mostly driven by a sharp drop in volumes towards the last quarter of 2008. Export sales decreased to $600 million from $601 million, measured in nominal U.S. dollars. This decrease was mainly due to lower volumes in the last quarter of the year 2008 in the automotive business line at the Flat Glass business unit, partially offset by higher float glass volumes sold in the South and Central American markets. Foreign subsidiaries’ sales, measured in U.S. dollars, decreased to $870 million from $881 million. This decrease mainly due to weakening markets and softening demand at the Flat Glass business unit specifically in the United States and Spanish construction markets. Measured in nominal U.S. dollars, our export and foreign subsidiaries’ sales represented 23% and 33%, respectively, of our consolidated net sales for the year ended December 31, 2008.
Glass Containers Business Unit
Net sales of our Glass Containers business unit increased 5.8% to Ps. 15,484 million ($1,119 million) for the year ended December 31, 2008 from Ps. 14,639 million ($1,058 million) for the year ended December 31, 2007. The main driver of this sales increase was an improved overall product mix in the domestic market. Moreover, the food, beer and soft drinks business lines in the domestic market experienced an increase in volume during the first nine months of 2008 which was offset by an overall volume decline during the last quarter of year 2008 linked to the difficult economic environment. On December 18, 2008, the Company announced that Grupo Modelo, one of the key customers in the Glass Containers business unit, had notified the Company that due to the current world market contraction, it would significantly reduce its beer bottle orders from us.
Export sales grew 5.1% year-over-year from $365 million to 383 million, due to a better product mix at the food, soft drinks and wine and liquor business lines coupled with higher volumes in CFT (cosmetics, fragances and toiletries) and wine and liquor business lines. Foreign subsidiaries’ sales grew 1.6% year-over-year despite the deconsolidation of Comegua starting December 1, 2008. For more information regarding the deconsolidation of Comegua and its effects on our balance sheet and income statement, see “Presentation of Certain Information” and Note 20 (d) of our consolidated financial statements.
Flat Glass Business Unit
Net sales of our Flat Glass business unit were Ps. 13,187 million ($953 million) for the year ended December 31, 2008, a decrease of 3% compared to Ps. 13,591 million ($983 million) for the year ended December 31, 2007. This result was due to the global economic conditions and declining demand in the construction and automotive sectors at year end, both crucial for the Company.
An increase in domestic sales of 5.7% year-over-year was mainly driven by higher automotive glass sales due to higher volumes in both OEM and AGR markets for the first nine months of the year, partially offset by a reversal in such trend in the last quarter of 2008 in connection with the world market contraction. Float glass volumes in the construction market remained stable year-over-year with a similar downward trend the last quarter of 2008 although the Company maintained its market share in the Mexican market.
Export sales decreased 8.4% year-over-year, measured in nominal U.S. dollars, from $237 million in 2007 to $217 million in 2008. This decrease was mainly due to lower automotive glass sales in the OEM and AGR markets, which were partially offset by higher float glass volumes sold to the Central and South American markets. This decrease in the AGR market is in line with the Company’s strategy to focus on the domestic market. In May 2009, we decided to sell the inventory which was dedicated to serve the AGR market in the United States, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in the AGR distribution market, but remain in the retail and installation segment. We also consolidated operations and closed six distribution centers and ten installation centers.

Generally, we realize higher profit margins in our domestic market business, and, accordingly, whenever possible our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity.
Therefore, our export sales correlate to our available capacity, mainly in our Flat Glass business unit, including both its float and automotive businesses. In 2006, we decided to decrease our export AGR sales in the automotive business when our OEM market sales increased. Specifically, export prices as well as rising energy and freight cost in 2006 significantly impacted the profitability of our export business, causing us to decide to temporarily exit the export market by shutting down a flat glass manufacturing furnace in Mexico City, which reduced our export capacity.
In 2007, however, we increased exports within both float and automotive businesses. In the automotive business, we had less OEM volume and thus increased our AGR export sales. In the float business, we acquired a 50% share of the Mexicali flat glass facility from our previous joint venture partner AFG, which also gave us additional capacity dedicated to our export business. Going forward, we will continue to adjust our export sales depending on domestic growth rates and capacity utilizations.
Measured in nominal U.S. dollars, sales from foreign subsidiaries decreased 2.4% year-over-year to $661 million from $677 million. Sales at Vitro Cristalglass decreased 4% as a result of a weakening construction market and softening demand. Sales at Vitro America were adversely affected by the slowdown in demand from the U.S. residential construction market and in the commercial construction market due to the difficult economic environment, which was partially offset by a 2% increase in sales at Vitro Colombia due to increased volumes associated with regional demand.
Operating Income
Our consolidated operating income decreased 36.8% to Ps. 1,710 million ($124 million) for the year ended December 31, 2008 from Ps. 2,704 million ($195 million) for the year ended December 31, 2007. This decrease was due to higher energy and raw materials costs and the transfer of a plant in Mexico City to Toluca, as well as to lower volumes that had a negative impact on our fixed cost absorption. All of the above was partially offset by a better product mix in the domestic glass container market and by savings related to our cost and expense reduction initiatives. In 2008, our implemented cost and expense reduction initiatives saved $40 million. These savings relate primarily to production capacity optimization to maximize utilization and efficiency; supply chain, packaging and maintenance savings; a reduction in our workforce; and cost-cutting measures at the corporate level including cancellation of two airplane leasing contracts and limitations on employee and executive committee business travel.
Glass Containers Business Unit
Operating income of our Glass Containers business unit decreased 19.1% to Ps. 1,661 million ($120 million) for the year ended December 31, 2008 from Ps. 2,054 million ($148 million) for the year ended December 31, 2007. This decrease was driven by lower production volumes and their impact on fixed cost absorption, higher energy and raw materials costs and the costs associated with the transfer of a plant in Mexico City to Toluca. We believe these factors were partially offset by better production efficiencies, a better product mix in the domestic market, and the continued cost reduction initiatives. Our improved production efficiencies include (i) increases in our production speed, (ii) improvements in waste management, and (iii) the use of lighter weight products. In 2007 these improved production efficiencies helped to improve our operating income by 14.9%; however, due to the various factors negatively affecting our financial condition in 2008, we were unable to estimate the benefits of these efficiency improvements on our net income in 2008.

Flat Glass Business Unit
Operating income of our Flat Glass business unit was Ps. 186 million ($13 million) for the year ended December 31, 2008, a decrease of 76.2% compared to Ps. 782 million ($57 million) for the year ended December 31, 2007. This decrease was due to higher energy and raw materials costs coupled with lower production volumes and the corresponding lower fixed cost absorption — resulting from the sluggish construction and automotive markets.
Total Comprehensive Financing Result
Our total comprehensive financing expense increased 446.8% from Ps. 1,660 million ($120 million) for the year ended December 31, 2007 to Ps. 9,077 million ($656 million) for the year ended December 31, 2008. This increase was primarily due to the change of the value claimed by our Counterparties in DFI Claims from a loss of Ps. 201 million ($15 million) for the year ended December 31, 2007 to a loss of Ps. 3,766 million ($272 million) for the year ended December 31, 2008, and to an increase in non-cash foreign exchange loss from Ps. 94 million ($7 million) in the year ended December 31, 2007 to Ps. 3,222 million ($233 million) during the year ended December 31, 2008, as a result of a higher depreciation of the Mexican peso during the year ended December 31, 2008, and the elimination of the monetary position at the beginning of year ended December 31, 2008 due to the new Mexican Financial Reporting Standards. Derivative instruments losses for the year ended December 31, 2008 were comprised mainly of losses in natural gas price DFIs of approximately Ps. 2,432 million ($176 million), mainly due to decreases in the natural gas prices during the final months of 2008, and of losses in foreign exchange rate DFIs of approximately Ps. 1,578 million ($114 million) due to the high volatility that the markets experienced in the final months of 2008 that resulted in a sharp increase in Mexican peso/U.S. dollar foreign exchange rates, partially offset by gains in interest rate DFIs of approximately Ps. 59 million ($4 million) mainly due to decreases in the TIIE.
Other Expenses (Income), Net
Other expenses (income), net decreased by Ps. 374 million ($27 million) to a loss of Ps. 495 million ($36 million) for the year ended December 31, 2008 from a loss of Ps. 869 million ($63 million) for the year ended December 31, 2007. This decrease was mainly due to (i) an absence of fees and costs related to debt restructuring for the year ended December 31, 2008 compared to Ps. 488 million ($35 million) incurred for the extinguishment of debt associated with our debt restructuring completed during 2007; (ii) a gain from the sale of long-lived assets of Ps. 3 million ($0.2 million) in 2008 compared to a loss of Ps. 47 million ($3 million) in 2007; and (iii) workers profit sharing (PTU) of Ps. 10 million ($0.7 million) during the year ended December 31, 2008 compared to Ps. 54 million ($3.9 million) during the year ended December 31, 2007.
Income Taxes
Income tax for the year ended December 31, 2008 represented an income tax benefit of Ps. 2,175 million ($157 million) compared to an expense of Ps. 44 million ($3 million) for the year ended December 31, 2007. In 2008 the Company generated tax loss carry forwards resulting primarily from foreign exchange losses on our U.S. dollar-denominated debt as well as from payments made for margin calls on our derivative financial instruments. The Company has also recorded deferred tax assets, primarily related to the derivative liability claimed by our Counterparties. Based on our financial projections and taking into consideration our tax planning strategies, we believe we will generate sufficient taxable income in future years to allow us to recover our deferred tax assets up to the amount of the recorded asset.
Net Income
For the year ended December 31, 2008, we generated a consolidated net loss of Ps. 5,682 million ($411 million) compared to a net income of Ps. 131 million ($9 million) for the year ended December 31, 2007. This increased loss was mainly due to a higher total comprehensive financing result derived from the change of the value claimed by our Counterparties in our derivative instrument transactions. Such losses were partially offset by income tax benefits and lower levels of other expenses.

LIQUIDITY AND CAPITAL RESOURCES
Our net interest expense on debt for the year ended December 31, 2009 was Ps. 2,772 million ($212 million) and our total comprehensive financing cost was Ps. 2,366 million ($181 million), while our operating income was Ps. 1,329 million ($101 million). As of December 31, 2009, our total consolidated indebtedness was Ps. 20,101 million ($1,540 million), of which Ps. 18,197 million ($1,393 million) is short-term debt and our unrestricted cash and cash equivalent balances were Ps. 2,616 million ($200 million). As of September 30, 2010, our total consolidated indebtedness was Ps. 21,323 (1,706 millon), of which Ps. 19,602 is short-term debt. The increase of the debt was due to the settlement of our DFI agreements with Fintech. Our unrestricted cash and cash equivalent balances were Ps. 2,203 million ($174 million).
In order to generate liquidity to continue as a going concern, we must restructure our obligations under our indentures and other financial instruments, which will involve a significant reduction of the claims of the Holders of the Old Notes and other financial instruments, resulting in a significant decrease of our debt and interest expenses. If we are able to enter into consensual arrangements with our financial creditors, as part of that process we would make filings under Mexican and U.S. bankruptcy laws to accomplish a reorganization of our debt. If we are unable to enter into consensual arrangements with our financial creditors, we could be forced to seek relief through filings under Mexican and U.S. bankruptcy laws, which could force us to operate in uncertain circumstances for a period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees, and may result in a liquidation of the Company. See “Risk Factors—Risks Factors Relating to Our Business—We have insufficient liquidity to repay our existing obligations and meet our capital requirements.”
As part of the measures we have adopted to improve our financial position and preserve liquidity, we have adopted a significant and focused cost reduction plan, which includes reducing our workforce, optimizing production capacity in order to maximize utilization and efficiencies, generating savings in the supply chain, packaging and maintenance, canceling aircraft leasing contracts, divesting non-productive assets and eliminating the outsourcing of non-strategic services, among other things. We estimate that these initiatives, as well as other initiatives aimed at reducing operating costs, reducing corporate expenses and improving efficiency, will result in annual savings of approximately $122 million from the third quarter of 2009 (which is when we completed the full implementation of these initiatives) and onward.
Our ability to continue operations while we restructure our business also depends on our ability to achieve financing on reasonable terms. For a discussion of our recent financing activity, see “Item 3. Key Information—Recent Developments.
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
The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2009. Financial data expressed in Mexican pesos and set forth in the following table for 2008 and 2009 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 are restated in constant Mexican pesos as of December 31, 2007, except where otherwise indicated.

							Nine-month
							period ended
	For the Year Ended December 31,						September 30,
	2007		2008		2009		2010
	(in millions of pesos)
Sources:
Net resources generated by operating activities (2007) and cash flows generated from operating activities (2008 and 2009)	Ps.	1,674	Ps.	2,736	Ps.	3,996	Ps.	1,345
Sale of assets		109		20		1,410		946
Debt issuance		16,891		3,034		1,559		2,785

Uses:
Interest payments		2,341		2,044		943		558
Capital expenditures		2,695		1,798		1,009		446
Debt repayments		14,323		1,020		2,483		3,962
Dividends declared and paid		215		274		14		6
Changes in Working Capital (Negative Working Capital)
For the nine-month period ended September 30, 2010, our working capital increased Ps. 611 million ($49 million) due primarily to increased activity in certain industries such as the automotive industry. For the year ended December 31, 2009, our working capital decreased Ps. 1,714 million ($131 million). This decrease was principally attributable to lower activity due to market conditions. Our working capital is insufficient for our present and future operational requirements. For a further discussion of our liquidity, see “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—We have insufficient liquidity to repay our existing obligations and meet our capital requirements.”
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
During the year ended December 31, 2009, we paid aggregate capital expenditures of Ps. 1,009 million ($77 million) that primarily consisted of capital expenditures for capacity expansion, relocation of a glass container facility and the purchase of a new furnace for the Company’s automotive glass operation.
During 2010, we expect to close the year with capital expenditures of approximately Ps. 885 million ($70 million) as follows:
•
Our Glass Containers business unit expects to close the year with capital expenditures of Ps. 594 million ($47 million), which is being used to provide maintenance to certain furnaces and IS machines; for a palletizing center; and for infrastructure in one of our facilities. The remainder is being applied to new product molds.

•	Our Flat Glass business unit expects to close the year with capital expenditures of Ps.291 million ($23 million), which is being used mainly for maintenance of our facilities.

The capital expenditures are being financed with cash flows generated by our operations and with current cash on hand and are being made primarily to our Mexican facilities. We are deferring a portion of such expenditures to future periods.
For the year ended December 31, 2009, our Glass Containers business unit accounted for 68% of our capital expenditures, which was primarily used for maintenance to certain of our furnaces and IS machines. The remaining 32% of our capital expenditures for the year ended December 31, 2009 was incurred by the Mexican subsidiaries of our Flat Glass business unit and used mainly for maintenance.
For the year ended December 31, 2008, our capital expenditures totaled Ps. 1,798 million ($131 million). Our Glass Containers business unit accounted for 86% of our capital expenditures, which was primarily used for production capacity expansion in Vidriera Monterrey, the relocation of the Vidriera Mexico operations to the Vidriera Toluca facility, and the maintenance of certain furnaces and IS machines in Vidriera Los Reyes and Vidriera Toluca. The remaining 14% of our capital expenditures for the year ended December 31, 2008 was incurred by the Mexican subsidiaries of our Flat Glass business unit and used mainly for the purchase of a new furnace for the Company’s automotive glass operations and the remainder used by its foreign subsidiaries.
For the year ended December 31, 2007, our capital expenditures totaled Ps. 2,695 million ($248 million). Our Glass Containers business unit accounted for 86% of our capital expenditures, which was primarily used for the maintenance of certain furnaces, relocation of our Vidriera Mexico operation to the Vidriera Toluca facility and production capacity expansion. The remaining 14% of our capital expenditures for the year ended December 31, 2007 was incurred by our Flat Glass business unit and used mainly for major furnace repairs and production capacity expansion.
Indebtedness
The following table sets forth the aggregate amounts of our outstanding short-term and long-term debt as of December 31, 2009.

	As of December 31, 2009
	(Ps. millions)		($ millions)(1)
Short-term debt(2)(3)	Ps.	18,197	$1,394
Long-term debt(4)(5)		1,904	146

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 13.0587 pesos per U.S. dollar, the Free Exchange Rate on December 31, 2009.

(2)	Includes the current portion of our long-term debt, which was Ps. 15,771 million ($1,208 million) as of December 31, 2009.

(3)	92%, 5% and 3% of the aggregate amount of our short-term debt as of December 31, 2009 was denominated in U.S. dollars, Mexican pesos and euros, respectively.

(4)
Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of December 31, 2009 would be Ps. 17,675 million ($1,354 million).

(5)	44%, 52% and 3% of the aggregate amount of our long-term debt as of December 31, 2009 was denominated in U.S. dollars, Mexican pesos and euros, respectively.
Short-Term Debt—Our short-term debt consists primarily of (i) long-term debt obligations which were reclassified due to defaults and are now presented as short-term obligations and (ii) unsecured and secured borrowing arrangements with Mexican and foreign banks denominated in Mexican pesos, U.S. dollars and euros. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 365 days and have interest rates ranging from 1.5% to 8% above LIBOR for the U.S. dollar-denominated loans, from 1.10% to 1.25% above Euribor for our euro-denominated loans, and have fixed and floating market rates for the Mexican peso-denominated loans.

As of September 30, 2010
The following table sets forth the aggregate amounts of our outstanding short-term and long-term debt as of September 30, 2010.
We are currently in payment default under our Old Notes and our Certificados Bursátiles Vitro 03 and other credit agreements.

	As of September 30, 2010
	(Ps. millions)		($ millions)(1)
Short-term debt(2)(3)(6)	Ps.	19,602	$1,568
Long-term debt(4)(5)		1,721	138

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 12.5011 pesos per U.S. dollar, the Free Exchange Rate on September 30, 2010.

(2)	Includes the current portion of our long-term debt, which was Ps. 15,838 million ($1,267 million) as of September 30, 2010.

(3)	96%, 3% and 1% of the aggregate amount of our short-term debt as of September 30, 2010 was denominated in U.S. dollars, Mexican pesos and euros, respectively.

(4)
Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of September 30, 2010 would be Ps. 17,559 million ($1,405 million).

(5)	25%, 61% and 14% of the aggregate amount of our long-term debt as of September 30, 2010 was denominated in U.S. dollars, Mexican pesos and euros, respectively.

(6)	The short-term debt includes $253.4 million dollars of debt regarding the DFI claims.
Short-Term Debt—Our short-term debt consists primarily of (i) long-term debt obligations which were reclassified due to defaults and are now presented as short-term obligations, (ii) unsecured and secured borrowing arrangements with Mexican and foreign banks denominated in Mexican pesos, U.S. dollars and euros and (iii) accounts receivable financing programs. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 365 days and have interest rates ranging from 1.5% to 8% above LIBOR for the U.S. dollar-denominated loans, from 1.10% to 1.25% above Euribor for our euro-denominated loans, and have fixed and floating market rates for the Mexican peso-denominated loans.
The short-term debt includes $253.4 million dollars of debt regarding the DFI claims.
Long-term debt reclassified to short-term due to defaults:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	September 30, 2010	Interest Rate and Payment Dates	Maturity

2012 Notes Issuer: Vitro	$300 million	Interest Rate: 8.625% per annum.	February 1, 2012

Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico		Interest Payment Dates: Semiannually on August 1 and February 1 of each year.

2017 Notes Issuer: Vitro	$700 million	Interest Rate: 9.125% per annum.	February 1, 2017

Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico		Interest Payment Dates: Semiannually on August 1 and February 1 of each year.

2013 Senior Notes Issuer: Vitro	$216 million	Interest Rate: 11.75% per annum.	November 1, 2013

Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico		Interest Payment Dates: Semiannually on May 1 and November 1 of each year.

Certificados Bursatiles Vitro 03 Issuer: Vitro	Ps. 150 million ($12 million)	Interest Rate: Cetes + 3.25% Interest Payment Dates: Every 28th day from October 21, 2004.	February 5, 2009

Long-Term Debt— The following is a brief summary of our significant long-term indebtedness outstanding as of September 30, 2010. For further description of our long-term indebtedness, refer to Note 10 to our annual consolidated financial statements included elsewhere in this annual report:
Long-term debt:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	September 30, 2010	Interest Rate and Payment Dates	Maturity

Certificados Bursatiles Vitro 08 Issuer: Vitro	Ps. 400 million ($32 million)	Interest Rate: TIIE (28 days) + 2.50% Interest Payment Dates: Every 28th day from July 2, 2008.	April 7, 2011

Capital Leases	$9.4 million	Interest rate on case by case basis	Several installments through 2015

Secured debt	Ps. 298 million ($23.8 million)	Interest rate: TIIE + 4%	Severall installments through 2014

Secured borrowing related to the Glass Containers accounts receivable securitization	Ps. 550 million ($44 million)	Interest rate: TIIE + 4%	Severall installments through 2012

Secured borrowing related to the Flat Glass accounts receivable financing program	Ps. 300 million ($24 million)	Interest rate: TIIE + 4%	Severall installments through 2014

Unsecured debt	$28 million	Interes rate: LIBOR + 8%	Severall installments through 2014

(1)	See “—Indebtedness.”
Below is a summary of the terms of the foregoing facilities or securities.
2012 Notes and 2017 Notes. On February 1, 2007 we completed the offering of $1.0 billion of Senior Notes, comprised of $300 million of 2012 Notes and $700 million of 2017 Notes. The 2012 Notes and the 2017 Notes are general unsecured obligations of Vitro. The indenture governing the 2012 Notes and the 2017 Notes contains certain customary restrictive covenants, including, but not limited to, restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. The 2012 Notes and the 2017 Notes are guaranteed by substantially all of Vitro’s wholly owned subsidiaries.
We are currently in interest payment default with respect to these notes. See Item 13. Defaults, Dividends arrearages and Delinquencies.
2013 Notes. On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of 2013 Notes. The 2013 Notes are general unsecured obligations of Vitro. The indenture governing the 2013 Notes contains certain customary restrictive covenants, including restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. Upon issuance of the 2012 Notes and 2017 Notes mentioned above, the holders of the 2013 Notes have been extended the benefit of a guarantee by the subsidiary guarantors substantially similar to the guarantee provided with respect to the 2012 Notes and the 2017 Notes. Part of the 2013 Notes were prepaid on June 25, 2008 and, as of September 30, 2010, the total amount outstanding was $216 million.

We are currently in interest payment default with respect to these notes. See Item 13. Defaults, Dividends arrearages and Delinquencies.
Certificados Bursátiles Vitro 03. On October 10, 2002, we opened a medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 2.5 billion. On February 13, 2003 we issued a Certificados Bursátiles note which bears an annual floating interest rate of 3.25% over the 182-day CETES. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of September 30, 2010, the total amount outstanding for this program was Ps. 150 million ($12 million).
We are currently in principal and interest payment default with respect to this debt. See Item 13. Defaults, Dividends arrearages and Delinquencies.
Certificados Bursátiles Vitro 08. On July 2, 2008, we opened a medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 1.0 billion. On this same date, we issued a Certificados Bursátiles note which bears an annual floating interest rate of 2.50% over the 28-day TIIE. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of September 30, 2010, the total amount outstanding for this program was Ps. 400 million ($32 million). As of February 2011, we are currently in interest payment default. For further discussion, see “Item 3—Key Information — Recent Developments — Vitro’s Financial Difficulties—Interest and Principal payment Default on the Old Notes and Vitro’s other debt.”
Flat Glass Accounts Receivable Financing Program. In December 2009, we refinanced our Flat Glass accounts receivable program originally due August 22, 2010. The original $21.5 million private issuance was replaced with a new issuance of Ps. 300 million ($24 million) with a five-year maturity. The new issuance bears an annual floating interest rate of 4.0% over the 28-day TIIE.
Covisa / Álcali Securitization. In April 2010, we refinanced the senior Ps. 550 million ($44 million) variable rate TIIE+ 4% bond issued by the Trustee of the accounts receivable securitization program of our subsidiaries Covisa and Álcali for an additional two years. The bond bears an annual floating interest rate of 4.0% over the 28-day TIIE. The remaining $10 million balance of the subordinated notes was repaid.
Bladex Credit Facility. In July 2009, we refinanced a $30 million credit with Bladex for five years. The new note has several scheduled amortizations and a final maturity date of July 30, 2014. As of September 30, 2010, the total amount outstanding under this program was $28.0 million.
Other Restrictions on Dividend Payments
Pursuant to article 20 of the Ley General de Sociedades Mercantiles (the “Mexican General Law of Corporations”), 5% of the annual net income of Mexican corporations must be set aside to create or increase a mandatory legal reserve until such reserve amounts to not less than 20% of such corporation’s outstanding equity capital. Thereafter, a majority of our shares present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the purchase of our shares or other reserve funds. As of the date of this annual report, our mandatory legal reserve amounted to at least 20% of our outstanding equity capital per the requirement described above.
Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
Share Repurchases and Sales
As of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting, 445,500 of our shares are held as treasury stock. In addition, 39,777,907 of our shares are held in the Stock Option Trust and are treated as treasury shares for accounting purposes, and under Mexican corporate law are considered issued and outstanding.

Real Estate Matter
In December 2006, Vitro sold real estate located in Mexico City for $100 million, 80% payable on the date of the sale and the remainder payable on the delivery date of the property. As of December 31, 2008, the Company was in compliance with the terms of the contract. In 2009, the Company received a $5 million payment and is still seeking legal remedies for payment of the remaining amount. On August 16, 2010, the court absolved the purchaser of the remaining payment claimed. The Company has filed an appeal against the decision, which is pending resolution. On January 10, 2011 the Appeals Court in Mexico City issued its decision revoking the ruling issued by the lower court and granting Vitro all of its petitions, and condemning the other party to pay Vitro all of its claims including an amount of approximately of $15 million plus legal costs and attorneys fees. We expect that the counterparty will appeal the decision through an amparo proceeding in the upcoming weeks.
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
Energy
Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía in which natural gas is a pass through component in the energy price. This contract took effect in October 2000 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the Mexican peso/U.S. dollar exchange rate and the price of natural gas, the future value of which is uncertain.
Off-Balance Sheet Arrangements
As disclosed in Note 3(a) of our consolidated financial statements in 2009, for purposes of MFRS we adopted NIF B-8, Consolidated or combined financial statements. This standard establishes that special purpose entities, over which control is exercised, should be consolidated.

As a result of adopting NIF B-8, under MFRS our securitizations of trade receivables programs are no longer considered an off-balance sheet arrangement, therefore it became a difference between MFRS and the U.S. GAAP. You can find additional information in our Financial Statements attached to this report (Note 25) as it relates to differences between MFRS and U.S. generally accepted accounting principles. Under MFRS we don’t have any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth a summary of our contractual obligations and commercial commitments, in millions of pesos as of December 31, 2009.

			Less than						More than
Contractual Obligations	Total		1 year(7)		1-3 years		3-5 years		5 years
	(Ps. millions)

Short- and long-term debt(1)(2) (3)	Ps.	29,480	Ps.	19,940	Ps.	4,761	Ps.	3,004	Ps.	1,776
Operating leases(4)		4,294		861		1,523		1,284		626
Unconditional purchase obligations(5)		0		0		0		0		0
Other long-term obligations(6)		2,972		330		634		600		1,408

Total contractual obligations	Ps.	36,746	Ps.	21,131	Ps.	6,918	Ps.	4,888	Ps.	3,810

(1)	Does not include DFIs. For a description of our outstanding DFIs, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Natural Gas Price Risk.”

(2)
Includes scheduled interest payments with fixed and variable rates. For our variable interest rate debt, we utilized the rates in effect as of December 31, 2009, as disclosed in Note 10 of our consolidated financial statements when estimating the scheduled interest payments. For the 2012 Notes and 2017 Notes, we are adding 200 basis points for the subsequent 2 years, as we are in default on these notes, assuming we can resolve this matter within that period. Additionally for the less than a year column, we are including the normal and default interests since the default date to December 31, 2009.

(3)	Includes Ps. 152 million of capital lease obligations.

(4)
The amounts set forth above under “Operating leases” include mainly payments that will be made under leases relating to warehouses, forklifts and computer equipment. We eliminated the leases regarding our two aircraft leases.

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
For U.S. GAAP purposes, the Company adopted the provisions of ASC 820 “Fair Value Measurements and Disclosures” (previously SFAS No. 157), as they relate to its financial instruments carried at fair value beginning in 2008. ASC 820 establishes a framework for measuring fair value and expands disclosure about fair value measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs. See Note 25to our consolidated financial statements for a further description of the impacts ASC 820 had on our consolidated financial position and results of operations as well as information regarding the fair value hierarchy as it relates to our financial instruments.
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
Certain material events or circumstances may indicate that carrying amounts of our long-lived assets may not be recoverable. Our policy is to review the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. The impairment indicators considered for these purposes are, among others, as follows: operating losses or negative cash flows in the period if they are combined with a projection of losses, reduction in the demand for the products manufactured, competition, capacity utilization reduction, obsolescence or technological changes, decrease of market value of assets and other legal and economic factors. During the current economic crisis we are continuously analyze the indicators; if the global recession persists, we will likely incur additional impairment losses.
Recoverability of Deferred Tax Assets
In assessing the realizability of deferred tax assets, management considers whether it is highly probable that the deferred tax assets will be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character. Management considers the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies that we believe will generate sufficient taxable income in future years that will allow us to recover our deferred tax assets.
As of December 31, 2009, we had a net deferred tax asset of Ps. 4,515 million recorded for purposes of MFRS. We understand that the SEC has taken the view that a going-concern paragraph in the audit report would ordinarily necessitate a valuation allowance for all deferred tax assets not assured of realization by either offsetting existing taxable temporary differences or carryback to open tax years. We have evaluated the relevant facts and circumstances regarding the recoverability of our deferred tax assets. The going-concern paragraph has been included in the auditors’ report as a we were not in compliance with covenants related to our long-term debt obligations, which due to presenting such obligations as short-term resulted in current liabilities significantly exceeding current assets. While this represents a serious liquidity issue for the Company and points to uncertainty regarding Company’s ability to continue operating solvency, we do not believe it is appropriate at this time to modify the financial statements to reflect adjustments that might result from the outcome of such uncertainty. Our financial projections, as well as certain tax planning strategies, which we believe are prudent and feasible and if necessary would be implemented, would allow us to generate sufficient taxable income to recover our recorded deferred tax assets. In recent years, we have been able to fully utilize all of our net operating loss carryfowards. Therefore, as of December 31, 2009, for purposes of MFRS the valuation allowance we have recorded reflects the amount of our deferred tax assets that we do not expect to be able to utilize.
For purposes of U.S. GAAP we evaluated the relevant facts and circumstances regarding the recoverability of our deferred tax assets, which included financial projections approved by our Board of Directors as well as certain tax planning strategies. Additionally, we performed an analysis of our subsidiaries and for those entities with cumulative tax losses over the previous three years (2007-2009) a valuation allowance was recorded. As of December 31, 2009, the valuation allowance recorded at a consolidated level for U.S. GAAP purposes reflects the amount of the Company’s deferred tax assets we expect to be able to utilize based on the factors described above.

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
From the beginning of 2009, each business unit is responsible for the research and development activities, which allows us to reduce expenses related to their activities.
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
Our Board of Directors is responsible for the management of our business. Our | provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting, up to a maximum of 21 members, and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our general ordinary shareholders’ meeting held on April 29, 2010, our shareholders resolved that our Board of Directors would consist of 13 directors. We have no alternate directors.
A list of our current directors, their principal occupations and directorships, the year they first became a director and the year of their birth are set forth below.

		First
		Became	Year of
Name	Principal Occupation	a Director	Birth

Adrián Sada González	Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1984	1944

Hugo A. Lara García	Chief Executive Officer of Vitro S.A.B. de C.V.	2009	1965

Tomás González Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.	1980	1943

Andrés Yarte Cantú	Chairman of the Board of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V. and K Inver, S.A. de C.V.	1991	1941

Federico Sada Melo	International Commercial Manager of the Flat Glass Business Unit	2009	1979

Jaime Serra Puche*	President of SAI-Consultores, S.C.	1998	1951

Joaquín Vargas Guajardo*	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954

Jaime Rico Garza	President and Chief Executive Officer of Vitro Europa, Ltd.	2008	1957

Manuel Güemez de la Vega*	Chairman of the Board of Regio Empresas S.A. de C.V. and Grupo PREZ	2006	1942

Ricardo Martin Bringas*	Chief Executive Officer and Vice-Chairman of Organización Soriana, S.A.B. de C.V.	2007	1960

Mario Martín Laborín Gómez*	Chief Executive Officer of ABC Holding	2010	1952

Guillermo Ortiz Martínez*	Presiden of Guillermo Ortiz y Asociados, S.C.	2010	1948

Adrián G. Sada Cueva	Vice President of Administration and Finance of Vitro Glass Containers Business Unit	2010	1975

*	Independent non-management directors.

Mexican securities law requires that at least 25% of the members of the Board of Directors be independent. Vitro’s Board of Directors is comprised of approximately 38% independent directors as of April 29, 2010. The directors receive directors’ fees of two Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and two Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive three Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 20,000.
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
Hugo A. Lara García, Chief Executive Officer of Vitro S.A.B. de C.V.:
In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as the Glass Containers business unit’s Commercial Vice President and Vidrio y Cristal’s Vice President. In 2006, he was appointed President of the Flat Glass business unit and in November 2008 he was appointed Chief Executive Officer.
Federico Sada Melo, International Commercial Manager of Flat Glass Business Unit:
Mr. Sada is member of the Board of Directors of Chipinque Ecological Park, Pronatura, Pro-Nature Conservation Association. Mr. Sada is also Board member of Instituto de Empresa Alumni.
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
Andrés Yarte Cantú, Chairman of the Boards of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V., and K Inver,S.A. de C.V.:
Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V., and K-Inver, S.A. de C.V.
Jaime Serra Puche, President, SAI-Consultores, S.C.:
Mr. Serra is President of SAI-Consultores, S.C.; founder of Aklara (Electronic auctions), Centro de Arbitraje de Mexico (CAM), and Mexico NAFTA Fund (Private Capital Fund); Member of the Boards of Chiquita Brands International, Fondo México, Tenaris and Grupo Modelo; Mexico’s Secretary of Finance and Public Credit (1994), Secretary of Trade and Industry (1988-1994), and Undersecretary of Revenue in the Ministry of Finance (1986-1988); Member of Trustees of the Yale University (1994-2001); Co-chair of the President’s Council on International Activities of Yale University; and Member of the Trilateral Commission and the US-Mexico Bilateral Council.

Joaquín Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.:
Mr. Vargas is a member of the Boards of Bolsa Mexicana de Valores; Grupo Costamex, S.A. de C.V.; Grupo Financiero Santander; Grupo Posadas and Médica Sur; and is a member of the Mexican Businessman Council. Mr.Vargas is also President of our Audit Committee.
Jaime Rico, President and Chief Executive Officer of Vitro Europa, Ltd.:
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
Ricardo Martin Bringas, Chief Executive Officer and Vice-Chairman of Organización Soriana, S.A.B. de C.V.:
Mr. Martin has held executive positions in the management and finance departments of several companies, such as Organización Soriana, S.A.B. de C.V., La Ciudad de París and Restaurantes Martin’s. Mr. Martin is currently the Chief Executive Officer and Vice-Chairman of Organización Soriana and member of the Boards of Directors of HSBC México, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A. de C.V., Asociación Nacional de Tiendas de Autoservicio y Departamentales (ANTAD), Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Hombres de Negocios, Grupo de Empresarios de Nuevo León and Teléfonos de México, S.A.B. de C.V.
Mario Martín Laborín Gómez, Chief Executive Officer of ABC Holding:
Mr. Laborín has been Corporate and Treasury Director of Grupo Visa (FEMSA); Co-Founder and CEO of Grupo Vector; CEO of BBVA Bancomer and Chairman of its brokerage firm; CEO of Nacional Financiera S.N.C.; and CEO of Banco Nacional de Comercio Exterior (Bancomext). Mr. Laborín is currently CEO of ABC Holdings and member of the Boards of TV Azteca, Cervecería Cuauhtémoc, Transportación Marítima Mexicana, Bancomer, Bolsa Mexicana de Valores, Mexder, Indeval, Xignux, Megacable, Cydsa and Gruma.
Guillermo Ortiz Martínez, President of Guillermo Ortiz y Asociados, S.C.:
Mr. Ortiz was Governor of the Bank of Mexico from December 1994 to December 2009. Mr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government from 1988 to 1994; Executive Director at the International Monetary Fund (1984-1988); and Manager as well as Deputy Manager in the Economic Research Department of the Bank of Mexico (1977-1984).
Adrián G. Sada Cueva, Vice President of Administration and Finance of Glass Containers business:
Mr. Sada is a member of the Board of Coparmex Nuevo León, Consejo Ejecutivo de la Universidad de Monterrey, Empresas Comegua, S.A., Pronatura Noreste, Organización de Vida Silvestre, A.C. and Club Deportivo Cazadores Monterrey, A.C. He has served as President of Vitro Automotriz, S.A. de C.V. (2006-2008) and President of Vitro Cristalglass, S.L. (2003-2005).
Secretary and Surveillance
On April 29, 2010, our shareholders at the General Ordinary Shareholders’ Meeting reelected our Executive Vice President and General Counsel Alejandro Sánchez Mújica as the Secretary of our Board of Directors. According to the Ley del Mercado de Valores or Mexican Securities Market Law, our Secretary is not a member of the Board of Directors.
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

		Current
		Position	Year of
Name	Title	Held Since	Birth
Hugo A. Lara García	Chief Executive Officer	2008	1965
Alejandro Sánchez Mújica	Executive Vice President and General Counsel	2005	1954
Claudio Del Valle Cabello	Chief Financial and Administrative Officer and Chief Restructuring Officer	2003	1960
Alfonso Gómez Palacio	President of the Glass Containers Business Unit	2009	1942
David González Morales	President of the Flat Glass Business Unit	2009	1955
The following are brief biographies of each of our senior managers:
Hugo Lara García, President and Chief Executive Officer
Mr. Lara received a Bachelor in Chemical Engineering at La Salle University in Mexico City. Later, Mr. Lara received a Master in Business Administration, an International Business Diploma and a Master in International Business at the ITESM, Campus Estado de México. In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit’s Commercial Vice President and Vidrio y Cristal’s Vice President; in 2006 was appointed President of the Flat Glass business unit; and in November 2008 he was appointed Chief Executive Officer.
Alejandro Sánchez Mújica, Executive Vice President and General Counsel:
Mr. Sánchez earned a law degree from the Escuela Libre de Derecho in Mexico City, where he graduated in 1978. In addition, he earned a Master of Comparative Jurisprudence degree from The University of Texas at Austin, School of Law in 1979 and a Master of Arts (Economics and Administration) also from the University of Texas at Austin in 1980. In 1983, he joined the Secretaría de Programación y Presupuesto, as advisor to the Undersecretary of Regional Development. In 1983, Mr. Sánchez also joined the Instituto para el Depósito de Valores (“INDEVAL”) as Legal Manager. In 1985 he joined DESC, Sociedad de Fomento Industrial (currently known as Grupo KUO, S.A.B. de C.V.), as Legal Manager of Industrias Negromex, S.A. de C.V. and later of Novum, S.A. de C.V., afterward becoming Executive Legal Director. In 1992, he became the Corporate Legal Director of Pulsar Internacional, S.A. de C.V. In 2003 he joined the law firm of Thompson & Knight, where he was made Senior Partner. In 2005, Mr. Sánchez joined us as our Executive Legal Vice-President and General Counsel.
Mr. Sánchez Mújica is member of several Mexican and foreign corporations, such as of the Advisory Board Member of the University of Texas Lady Bird Johnson Wildflower Center and of the Fundación Pro Museo Nacional de Historia, is Secretary of the board of Trustees of Chipinque Ecological Park and is a member of the board of Cámara de la Industria de Transformación de Nuevo León (CAINTRA).
Claudio Del Valle Cabello, Chief Financial and Administrative Officer and Chief Restructuring Officer:
Mr. Del Valle earned a Bachelor in Public Accounting at the Universidad Regiomontana in Monterrey, Mexico. In 1978, Mr. Del Valle began working for Gómez Morfín Meljem and Asoc. (now Galaz, Yamazaki, Ruiz Urquiza S.C., Member of Deloitte Touche Tohmatsu) as a Junior Auditor and later became Senior Supervisor. In 1985, Mr. Del Valle joined us as Chief of Special Studies for our former raw materials business. In 1986, he became our Tax Consolidation Manager. In 1992, Mr. Del Valle was appointed Vice President for Administration of Vitro Corporativo, S.A. de C.V. and in 1995 was appointed Vice President of Finance and Controller of Anchor Glass Container Corp. In 1996, Mr. Del Valle was appointed our Vice President of Treasury and Administration. In 2002, Mr. Del Valle was appointed our Chief Financial Officer and, in August 2003, he was named our Chief Administrative Officer. In November 2008, the Finance and Administrative areas were merged and put under charge of Mr. Del Valle who, to focus the efforts necessary to carry out the financial restructuring process required by the Company, since April 2009, was also designated Chief Restructuring Officer on a temporary basis.

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
Alfonso Gómez Palacio, President of the Glass Containers Business Unit:
Mr. Gómez Palacio received a Bachelor and Master in Business Administration at the University of California at Berkeley. Later, Mr. Gómez Palacio received a degree in Advanced Studies in Business Administration and Commerce at the University of Bordeaux in France. He was appointed Commercial Vice President of the Glass Containers business unit in 1985 and Executive Vice President of the same business unit in 1992. Mr. Gómez Palacio was appointed Vice President of Marketing and Sales of the Glass Containers business unit in October 2002 and, in May 2003, he was appointed President of the Glass Containers business unit.
On October 2006, Mr. Gómez Palacio announced his plan to retire on June 30, 2007. Mr. Gómez Palacio came back from his retirement to lead our Glass Containers business unit during the Company’s restructuring process from June 2009.
David González Morales, President of the Flat Glass Business Unit:
Mr. González received a Bachelor degree in Economics at the Universidad de Monterrey. Later, Mr. González received a Master degree in Science at the University of Missouri. In 1976 Mr. González joined Grupo Alfa, S.A.B. de C.V., as an Economics Analyst. Mr. González joined us in 1980 as Chief of Industrial Economics for our Glass Containers business unit and then held different managerial positions such as Price Manager, Administration Manager, North Zone Sales Manager, Strategic and Economics Planning Manager, and Business Development Manager. In 1994, he was appointed Vice President of Development Administration for our former Diverse Industries business and in 1999 was appointed as Vice President of Enbosa, S.A. de C.V. In 2002, he was appointed as International Vice President for our Glass Containers business unit. In 2003, Mr. González was appointed as Vice President of our Value Added Business and then in 2004 as President of Vitro Cristalglass, both of which are part of our Flat Glass business unit. In 2006, he was appointed Co-President of Glass Containers business unit and, in 2007, subsequent to Mr. Alfonso Gómez Palacios’s retirement, he was appointed President of the Glass Containers business unit. On June 26, 2009, Mr. González was appointed as Flat Glass President.
Family Relationship of Directors and Senior Management
Six of our 17 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrián Sada González is father of Mr. Adrián Sada Cueva, a cousin of Mr. Tomás González Sada and a uncle of Mr. Federico Sada Melo. Mr. Andrés Yarte Cantú is Mr. Adrián Sada González brother-in-law, as well as a cousin by marriage of Mr. Tomás González Sada and uncle-in-law of Mr. Federico Sada Melo and Mr. Adrián Sada Cueva. Mr. Jaime Rico Garza is a nephew-in-law of Mr. Adrián Sada González.
Use of Certain Assets and Services
Certain of our directors and senior managers received personal services performed by certain of our personnel, mainly security services in Mexico, a number of whom are exclusively dedicated to performing such services. The receipt of such services was done in accordance with our Política de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by our Board of Directors with the prior favorable opinions of the Audit Committee and of the Corporate Practices Committee. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Managements—Compensation” includes the cost of granting the use of assets and providing such services.

Compensation
For the year ended December 31, 2009, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 229 million ($17.5 million). This amount includes directors’ fees, salaries, the use of certain assets and services, as described above, and variable compensation.
During 2009, we accrued amounts relating to pension and retirement benefits for our senior managers. Our independent directors were not entitled to pension or retirement benefits from us during 2009. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Compensation—Pension Benefits.”
Directors’ Compensation
Pursuant to the Mexican General Law of Corporations, our shareholders, at our annual general ordinary shareholders’ meeting held on April 29, 2010, agreed to compensate our directors with two Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders’ meeting, the shareholders resolved that the members of each of our Board of Director’s committees, other than the Audit Committee’s members, shall receive two Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee’s members’ expanded responsibilities they receive three Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 20,000. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management— Compensation” includes fees paid to our directors.
Variable Compensation
In 2005, we modified our variable compensation plan established in 2001 in order to standardize and integrate our foreign subsidiaries to this scheme. This plan aligns the objectives of our employees with our business strategy and its purpose is to: (i) recognize the extraordinary performance of our employees, (ii) align the interests and incentives of our employees with those of the Company, (iii) focus on key priorities and (iv) attract and retain talented employees. This plan is based on the improvement of (i) cash flow from operations, (ii) compliance with the capital expenditures budget and (iii) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 1.2 and 6.0 times their monthly base salary. For the year ended December 31, 2009, we paid Ps. 82.6 million ($6.3 million) under our variable compensation plan mentioned above.
In 2006, we created a long term incentive plan for certain key executives. This plan aligns the objectives of our key executives with our business strategy and its purpose is to: (i) achieve financial value for the medium and long term, (ii) achieve a sustainable yield, (iii) focus on Vitro’s results, (iv) complement our executive’s compensation and (v) attract and retain talented employees. This plan is based on the improvement of economic value added of the Company (an internal performance measure). For the year ended December 31, 2009, we did not pay any amount under our long term variable compensation plan.
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
We have not granted any stock options since 2002. Please refer to Note 14 of our Consolidated Financial Statements.

The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information, as of December 31, 2009.

	For the year ended December 31,
											Total
	1998	1999	2000**		2001		1998*		2002		outstanding
Options granted	2,813,300	2,893,000		4,851,900		3,204,800		940,950		3,941,950
Options cancelled, expired or exercised at December 31, 2009	2,813,300	2,893,000		3,986,950		2,827,950		478,050		3,208,150
Options outstanding December 31, 2009				864,950		376,850		462,900		733,800	2,438,500

Exercise Price			Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	During the year ended in 2001, we modified the price of 940,950 options granted in 1998 and extended their maturity date to 2011.

**	The options granted in 2000 expired on March 2010.
Compensation cost charged against income for the Plan was Ps. 1 million, for each of 2007, 2008 and 2009. The aggregate amount of compensation set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Compensation” includes fees paid to our directors and does not include the cost of the grant of options under the Plan.
Pension Benefits
Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan’s actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. With respect to the pension plans in the United States, as of December 31, 2009, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2009, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 1,140 million while the related estimated obligations were Ps. 3,052 million. Our aggregate pension expense in 2009 was approximately Ps. 445 million. Further information on our principal pension plans, including changes in related accounting and financial reporting standards and policies, the assumptions used in calculating the referenced obligations, is provided in Notes 3, 11 and 25 to our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.
As of December 31, 2009, the assets of our pension plans include 53,341,849 Vitro shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
Severance Benefits
All of our senior managers, executives who are members of the Board of Directors and children of senior managers working for Vitro, are entitled to a severance payment net of taxes equal to up to three times of their gross annual base salary, if they cease to be employed by us in connection with a change of control of Vitro, S.A.B. de C.V. This severance benefit is in addition to any severance payment due to such persons under Mexican law.

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
The Corporate Practices Committee and the Audit Committee must be comprised in their entirety by independent directors proposed by the Chairman of the Board and elected by the Board of Directors, whereas the Finance and Planning Committee may be comprised of any directors that the Board of Directors freely determines. The committees meet as often as necessary, but at least 2 to 4 times a year and must provide a report of their activities and findings to our Board of Directors either upon the Board’s request or at any time the committee deems appropriate, in addition to the annual report of activities of each committee that must be submitted to the Board of Directors, which is subsequently presented to the general ordinary shareholders meeting that reviews the results at the end of every fiscal year. According to their charters, the Committees should also duly and timely inform to the Board of Directors, no later than on the following Board of Directors meeting, regarding the unanimous resolutions adopted by such Committees
Consistent with our corporate by-laws, the Mexican Law of the Securities Market and the board and governance practices mandated by the Sarbanes-Oxley Act of 2002, we have established an Audit Committee that is exclusively comprised of members of our Board of Directors who are deem to be independent (as such term is defined under the Mexican Law of the Securities Market, as well as the U.S. federal securities laws and the applicable rules and regulations thereunder and the corporate governance rules of the NYSE). The independent qualification is determined at our Shareholders Meeting and may be questioned within the next 30 days by the CNBV. Our Audit Committee is responsible for among other matters, verifying that our management is in compliance with its obligations regarding internal controls and the preparation of financial statements. In addition, our Audit Committee is responsible for the appointment, compensation and oversight of our independent external auditors. Our Audit Committee meets regularly with our management and our independent external auditors.

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
Our Audit Committee has the authority to, among other things: (i) give opinions to the Board of Directors on the following matters, in addition to any other matters the Audit Committee is required to review pursuant to the Mexican Law of Securities Market or which the Board of Directors from time to time may request: a) unusual or sporadic transactions or transactions exceeding certain amounts specified by law, b) guidelines regarding the internal control and internal audit functions of Vitro and the companies controlled by Vitro, c) accounting policies of Vitro, to assure conformity with the accounting standards issued or recognized by the CNBV, through its general dispositions, d) Vitro’s financial statements and e) engagement of Vitro’s external auditor and additional or supplemental related services; (ii) evaluate the performance of the external auditor and analyze opinions (including opinion regarding the sufficiency on our internal control), or reports prepared and issued by the external auditor and supervise the outcome of the disagreements, if any, between Vitro’s administration and the external auditor; (iii) discuss Vitro’s financial statements with those responsible for preparing or reviewing the financial statements and advise the Board of Directors on its approval, as well as analyze the financial information that is annually rendered to the SEC in the annual report on Form 20-F; (iv) inform the Board of Directors of the status of Vitro’s internal control and internal audit system, and that of the companies controlled by Vitro, including the identification of irregularities, if any; (v) draft the opinion that the Board of Directors renders regarding the Chief Executive Officer’s annual report and submit it to the consideration of the Board of Directors for its subsequent presentation to the shareholders meeting, based upon, among other elements, in the opinion of the external auditor; (vi) support the Board of Directors in the preparation of the reports referred to in the Article 28, section IV, paragraphs d) and e) of the Mexican Law of the Securities Market; (vii) supervise the operations referred to in articles 28, section III, and 47 of the Mexican Law of the Securities Market; (viii) request the opinion of independent experts in the cases it deems convenient, or when required pursuant to the Mexican Law of the Securities Market; (ix) request from management and employees of Vitro and of the companies controlled by Vitro, reports regarding the preparation of financial statements or any other as it deems necessary for the fulfillment of its functions; (x) investigate any potential violation that comes to its knowledge on the operations, guidelines and operational policies, internal controls, internal audit and accounting records of Vitro or the companies controlled by Vitro; (xi) receive comments from shareholders, directors, management, employees and in general by any third party regarding the subject matters referred to in (x) above, as well as take the actions that it deems necessary regarding those comments; (xii) supervise that procedures are adequate to receive, process and resolve complaints regarding accounting, internal control or audit, including proceedings for confidential and anonymous complaints of employees; (xiii) report to the Board of Directors any relevant irregularity detected in the course of the fulfillment of its functions and, in its case, of the corrective measures or, proposed measures which must be applied; (xiv) call shareholders meetings and request agenda items to be analyzed by the same, as it deems necessary; (xv) supervise that the Chief Executive Officer executes the resolutions adopted by the shareholders and the Board of Directors at their respective meetings; (xvi) supervise the mechanisms and internal controls that allow the verification of the acts and operations of Vitro and of the companies controlled by Vitro to ensure compliance with applicable law, as well as apply methodologies that allow supervision of such compliance; (xvii) follow up on relevant risks that Vitro and the companies controlled by Vitro are exposed to, based upon information provided to it by the Corporate Practices Committee, the Finance and Planning Committee and any additional committees that may be created by the Board of Directors, the Chief Executive Officer and Vitro’s external auditor, as well as to the accounting systems, internal control and internal audit, registry, archive or information of the above; and (xviii) verify that each of the members of the Audit Committee complies at all times with the requirements for director independence.

Our Finance and Planning Committee is currently formed by ten members of the Board: Messrs. Adrián Sada González, Jaime Serra Puche, Guillermo Ortiz Martínez, Mario Laborín Gómez, Tomás González Sada, Hugo Alejandro Lara García, Jaime Rico Garza, Adrián Sada Cueva, Federico Sada Melo y Andrés Yarte Cantú. Mr. Adrián Sada González is the President of our Finance and Planning Committee. Not all of the members of this Committee are “independent directors”. The Finance and Planning Committee in accordance with its charter has to perform the following activities: (i) opine on the annual budget and follow up on the compliance of Vitro’s budget and its control system; (ii) analyze and suggest the guidelines for Vitro’s Strategic Plan and follow up on such Plan; (iii) analyze periodically the results of the investments made on projects previously approved by the Board of Directors or the Finance and Planning Committee, comparing their return against budgeted returns previously submitted; (iv) evaluate and comment on the investment and financing policies and support the Board of Directors in the supervision of compliance with such policies and in the review of financial projections; (v) evaluate and approve the investment projects that comply with the terms and conditions of the policy in effect either in a general or special meeting; (vi) opine on the hedgings that Vitro would like to acquire, including the terms of such hedgings, with a previous detailed risk analysis; (vii) support the Board in the evaluation of financings, refinancing or financial restructurings, including an analysis of the risk involved in such transactions; and (viii) give an opinion to the Board on any matter requested by it and by the Chief Executive Officer, if and when such matter is not related to an opinion rendered by the Audit Committee or the Corporate Practices Committee, pursuant to the Mexican Securities Law or its regulations.
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
The Corporate Practices Committee is currently comprised of three independent directors, Mr. Manuel Güemez de la Vega, who was appointed as President of the Committee in a resolution adopted by our shareholders at the general ordinary shareholders meeting held on April 29, 2010, and Messrs. Ricardo Martín Bringas and Joaquín Vargas Guajardo. Pursuant to the Mexican Law of the Securities Market and our corporate by-laws, this committee must be comprised of at least three independent directors appointed by the Board of Directors, except for its president who can only be appointed and removed by a shareholders’ resolution.

EMPLOYEES
As of December 31, 2009, we employed 16,807 personnel, approximately 81% of whom were located in Mexico.
The following table sets forth, for the periods indicated, the period end and average number of employees of each of our two operating business units and our corporate offices.

	2007		2008		2009
Business Unit	Period End	Average	Period End	Average	Period End	Average
Glass Containers	13,967	13,717	10,044	13,575	8,445	8,881
Flat Glass	9,488	8,965	8,785	9,284	7,667	7,766
Corporate Offices	987	815	556	624	695	745

Total	24,442	23,497	19,385	23,483	16,807	17,392

The following table sets forth, for the periods indicated, our employees by geographic location.

	2007		2008		2009
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	18,070	17,063	15,406	17,486	13,602	13,875
United States	2,632	2,676	2,436	2,530	1,878	2,115
Rest of the world	3,740	3,758	1,543	3,468	1,327	1,402

Total	24,442	23,497	19,385	23,484	16,807	17,392

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

SHARE OWNERSHIP
The following table sets forth information regarding the beneficial ownership of our shares by each of our directors and senior managers as of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting. The voting power exercisable by our directors and senior managers may be greater than the percentage of our shares held by them. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

			Percentage of
			Shares	Granted	Outstanding	Exercise	Adjusted
	Number of		Outstanding	Options	Options	Price on	Exercise	Expiration
Name	Shares Owned		(3)	(4)	(4)(5)	Grant Date	Price	Date
Adrián Sada González	29,545,712	(1)(6)	7.65%	90,400	90,400	13.00	N/A	March 2011
				550,000	137,500	8.27	N/A	March 2011
				550,000	275,000	7.53	N/A	March 2012
Hugo A. Lara García	*		*	—	—	—	—	—
Tomás González Sada	*		*	—	—	—	—	—
Andrés Yarte Cantú	*		*	—	—	—	—	—
Federico Sada Melo	29,212,591	(2)	7.56%	—	—	—	—	—
Jaime Serra Puche	*		*	—	—	—	—	—
Joaquín Vargas Guajardo	*		*	—	—	—	—	—
Jaime Rico Garza	*		*	—	—	—	—	—
Manuel Güemez de la Vega	*		*	—	—	—	—	—
Ricardo Martin Bringas	*		*	—	—	—	—	—
Alejandro Sánchez Mújica	*		*	—	—	—	—	—
Claudio Del Valle Cabello	*	(6)	*	15,100	15,100	13.00	N/A	March 2011
				59,000	14,750	8.27	N/A	March 2011
				60,500	30,250	7.53	N/A	March 2012
David González Morales	*		*	—	—	—	—	—

*	Beneficially owns less than one percent of our shares.

(1)
Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son, Mr. Adrián Sada Cueva. Entered into the following agreements: (a) a Shareholders Agreement with Ms. Alejandra Sada González which was effective as of December 11, 2009 (the “2009 Shareholders Agreement”), the main provisions of which set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights and (ii) any transfer of their shares; and (b) a Shareholders Agreement with Mr. Alfredo Harp Helú and Ms. Alejandra Sada González which was effective as of April 28, 2010 (the “2010 Shareholders Agreement”), the main provisions of which set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights, except with respect to certain specific and relevant matters, and (ii) any transfer of their shares.

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
MAJOR SHAREHOLDERS
As of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting, 386,857,143 of our shares were issued of which 386,411,643 of our shares were issued and outstanding. See “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Capital Structure.” As of such date, 445,500 of our shares were held as treasury stock, 39,777,907 of our shares were held by the Stock Option Trust, and 59,484,349 of our shares were held by the Pension Plan Trust. Under Mexican corporate law, shares held as treasury stock are not considered outstanding. Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our shares are entitled to vote. However, for accounting purposes, the shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding. Under Mexican corporate law, the shares held by the Pension Plan Trust are considered issued and outstanding for all purposes. Accordingly, all information relating to Major Shareholders and the voting rights relating to our common stock, includes all shares held by the Stock Option Trust and the Pension Plan Trust.
We had one class of American Depositary Shares “ADSs”, registered under the Securities Act which were terminated and delisted on August 24, 2009. Our ADSs were evidenced by American Depositary Receipts “ADRs”, and each of our ADSs represented three Ordinary Participation Certificates “CPOs”. Each CPO represents one of our shares. Our CPOs have no voting rights with respect to the underlying shares, but have all the economic rights relating to those shares. The trustee that holds our shares represented by CPOs is required to vote those shares in the same manner as the majority of our shares not so held that are voted in the relevant shareholders’ meeting. This has the effect of increasing the voting power of holders of our shares (other than the trustee) in excess of the percentage of our shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our shares outstanding held by them. As of October 14, 2010, 31 million of our shares were represented by CPOs. For further information regarding the termination of our ADRs, see “Item 3. Key Information—Recent Developments—Termination of ADRs.”
The following table sets forth our major shareholders and their shareholdings as of October 14, 2010.

Name	Shares Outstanding(1)	% of Shares Outstanding(2)
Pension Plan Trust(9)	59,484,349	15.39
Stock Option Trust(9)	39,777,907	10.29
Mr. Alfredo Harp Helú(7) (8)	38,171,281	9.88
Mr. Adrián Sada González(3) (4) (6) (7)	29,545,712	7.65
Mr. Federico Sada González(3) (5)	29,212,591	7.56
Ms. Alejandra Sada González(3) (6) (7)	26,058,188	6.74

(1)	All of the shares that may be issued upon exercise of our outstanding options are held by our Stock Option Trust, and all of our outstanding options are currently exercisable.

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

(6)
Entered into the 2009 Shareholders Agreement. The main provisions of the 2009 Shareholders Agreement set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights and (ii) any transfer of their shares.

(7)
Entered into the 2010 Shareholders Agreement. The main provisions of the 2010 Shareholders Agreement set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights, except with respect to certain specific and relevant matters, and (ii) any transfer of their shares.

(8)	Board of Directors, as required by Vitro’s by-laws, approved the request of Mr. Harp Helú to acquire additional shares of Vitro in excess of 9.9%, up to a maximum of 15% of the Company’s equity.

(9)	Fintech holds stock options that would be excercised for most of these shares. See Item 3—Key Information — Recent Developments”.
Shares subject to dispute
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
A cautionary measure was granted by the court to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure. There is pending dispute regarding the implementation of this measure.
In January 2010, a district judge ruled in favor of Banamex. Vitro is contesting the irregular purchase of these shares amounting to 14.9% of its common stock outstanding. The Company submitted its appeal in a timely and correct manner to this ruling issued by a lower court.
On August 18, 2010, the Appeals Court issued a resolution denying the recourse presented by Vitro opposing the decision issued by the lower court. At that time, Vitro presented a final appeal through an amparo proceeding against the decision issued by the Appeals Court.
The amparo proceeding was filed before the Federal Circuit Court promptly after the Federal Appeals Court issued its decision denying the recourse described above. We expect that before the end of the first quarter of 2011, the court will issue a final decision on this matter.
Fintech’s Stock options
Fintech holds stock options for up to a maximum of 93,099,849 shares as described under “Item 3. Key Information—Recent Developments.”

RELATED PARTY TRANSACTIONS
On March 20, 2009, with the approval of the Corporate Practices Committee, Vitro’s Board of Directors enacted the Related Party Transaction Policy. The purpose of such policy is to establish the requirements that need to be complied with before a transaction can to be entered into by and between Vitro and/or any of our affiliates, with any related party. Accordingly, such policy establishes which operations with related parties require shareholder approval, Board of Directors’ approval and/or Corporate Practices Committee approval.
Arrangements with Respect to Real Estate
On certain occasions, until October 2008, we used real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. We used to pay an annual fee for the right to use these properties for a specified number of days per year. Additionally, we also used to pay maintenance and operating costs. In 2007 and 2008, the aggregate amounts paid as annual fees were approximately Ps. 10 million and Ps. 8 million, respectively.
Goods Sold
We sell flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2007, 2008 and 2009, the aggregate amount of these sales was Ps. 69 million, Ps. 71 million and Ps. 56 million, respectively.
Comegua, an associated company, sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, our partners in such company. In 2007, 2008 and 2009, the aggregate amount of these sales was $9 million, $20 million and $12 million, respectively.
Sale of Real Estate
In 2007, a member of our Board of Directors, purchased an unused parcel of real estate from one of our subsidiaries. The price of the real estate was $5.4 million. We received several offers for the property and such member of the board made the highest offer. The transaction was approved by our Audit Committee in accordance with our charter at the time.
Purchase of Supermarket Coupons
We purchase supermarket coupons for our employees at a supermarket chain in which one member of our Board of Directors is a shareholder. In 2008 and 2009, the amount of these purchases was Ps. 80 million and Ps. 90 million, respectively. We received several offers for this service and this chain made the best offer.
Compensation
For the years ended December 31, 2007, 2008 and 2009, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 273 million, Ps. 183 million and Ps. 229 million, respectively. This amount includes fees, salaries, the use of certain assets and services, and variable compensation.

Item 8. Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages F-1 to F-164 for a copy of our audited consolidated financial statements as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009.
Export Sales
The following table sets forth, for the periods presented, a breakdown of our domestic sales, export sales and sales attributable to our foreign subsidiaries. Financial data expressed in pesos and set forth in the following table for 2008 and 2009 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

			% of			% of	Corporate		% of			% of
	Glass		Consolidated	Flat		Consolidated	and other(1)		Consolidated			Consolidated
	Containers		Net Sales	Glass		Net Sales	eliminations		Net Sales	Consolidated		Net Sales
	(Ps. millions)			(Ps. millions)			(Ps. millions)			(Ps. millions)
2009
Domestic sales	Ps.	7,557	61%	Ps.	3,366	30%	Ps.	229	100%	Ps.	11,152	46%
Export sales		4,746	38%		1,822	16%					6,568	27%
Foreign subsidiaries		82	1%		6,189	54%					6,271	26%

Total net sales	Ps.	12,385	100%	Ps.	11,377	100%	Ps.	229	100%	Ps.	23,991	100%

2008
Domestic sales	Ps.	9,028	58%	Ps.	3,461	26%	Ps.	342	100%	Ps.	12,831	44%
Export sales		4,179	27%		2,368	18%					6,547	23%
Foreign subsidiaries		2,277	15%		7,358	56%					9,635	33%

Total net sales	Ps.	15,484	100%	Ps.	13,187	100%	Ps.	342	100%	Ps.	29,013	100%

2007
Domestic sales	Ps.	8,186	56%	Ps.	3,974	29%	Ps.	361	100%	Ps.	12,706	44%
Export sales		4,305	29%		1,946	14%					5,974	21%
Foreign subsidiaries		2,240	15%		7,671	57%					9,911	35%

Total net sales	Ps.	14,731	100%	Ps.	13,591	100%	Ps.	361	100%	Ps.	28,591	100%

Legal Proceedings
For information regarding Vitro’s restructuring process and Concurso Mercantil proceedings in Mexico and the United States and Legal proceedings relating to our Certificados Bursátiles 03, Certificados Bursátiles 08 and other debt, please see “Item 3. Key Information—Recent Developments.
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
Pilkington Matter
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
Although the merger became entirely effective once all the respective authorizations were obtained and having prepared all the respective acts, publications and registrations, Pilkington, who voted against such approval, began a legal procedure in January 2007 contesting the merger. In February 2008 in first instance, in June 2008 in second instance, and finally in February 2009, the protection requested by Pilkington was denied. The Company was notified that the opposing action exercised by Pilkington was declared unprecedented in a final and unappealable sentence with respect to the resolutions approved by the majority at the extraordinary general stockholders’ meeting in December 2006. Thus, the foregoing resolutions were confirmed as valid and mandatory for all stockholders, including those dissenting.
However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. This position goes against the claims sustained in the first trail and was filed after Pilkington specifically desisted from this action after the first trial. Accordingly, Vitro also expects to obtain a favorable resolution from this claim. In this proceeding all evidence and allegations were submitted and the Company is awaiting the final ruling.
Shares subject to dispute
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
A cautionary measure was granted by the court to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure. There is a pending dispute regarding the implementation of this measure.

In January 2010, a district judge ruled in favor of Banamex. Vitro is contesting the irregular purchase of these shares amounting to 14.9% of its common stock outstanding. The Company has submitted its appeal in a timely and correct manner to this sentence issued by a lower court.
On August 18, 2010, the Appeals Court issued a resolution denying the recourse presented by Vitro opposing the decision issued by the lower court. At that time, Vitro presented a final appeal through an amparo proceeding against the decision issued by the Appeals Court.
The amparo proceeding was filed before the Federal Circuit Court promptly after the Federal Appeals Court issued its decision denying the recourse described above. We expect that before the end of the first quarter of 2011, the court will issue a final decision on this matter.
Real Estate Matter
In December 2006, Vitro sold real estate located in Mexico City for $100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. As of December 31, 2008, the Company was in compliance with the terms of the contract. In 2009, the Company received a $5 million payment and is still seeking legal remedies for payment of the remaining amount. On August 16, 2010, the lower court absolved the purchaser of the remaining payment claimed. The Company filed an appeal against the decision. On January 10, 2011 the Appeals Court in Mexico City issued its decision revoking the ruling issued by the lower court and granting Vitro all of its petitions, and condemning the other party to pay Vitro all of its claims of approximately $15 million plus legal costs and attorneys fees. We expect that the counterparty will appeal the decision through the Amparo proceeding in the upcoming weeks.
Dividend Policy
Holders of the majority of our issued and outstanding Shares, acting at a general ordinary shareholders’ meeting, determine whether dividends are to be paid by Vitro and the amount and date of their payment. This decision is generally, but not necessarily, based on the recommendation of Vitro’s Board of Directors. The Board of Directors, taking into account our financial position generally determines and proposes to the general ordinary shareholders meeting the timing for the payment of the dividends See “Item 3. Key Information—Selected Consolidated Financial Information—Dividends per Share” for the dividends we have paid since 2005.
Significant Changes
Since the date of our annual financial statements, no significant change in our financial information has occurred, except for what is mentioned in this annual report.

Item 9. The Offer and Listing
Unless the context otherwise requires, in this Item 9 the words “we,” “us,” “our” and “ours” refer to Vitro, S.A.B. de C.V. and not its consolidated subsidiaries or the entities with which it consolidated.
LISTING DETAILS
We are registered as a public company in Mexico. Our shares are listed on the Mexican Stock Exchange, where they trade under the symbol “VITROA.” Our ADSs were listed on the NYSE and traded under the symbol “VTO.” On November 29, 2006 Vitro changed its name as approved a general extraordinary stockholders’ meeting from Vitro, S.A. de C.V. to Vitro, S.A.B. de C.V. due to a requirement of the Ley del Mercado de Valores, which we refer to as Mexican Law of the Securities Market, issued on June 28, 2006. This new law requires every company that is listed on the BMV, to include “Bursátil” (publicly traded) in their legal name or use the letter “B” after S.A.
Our ADRs have stopped trading on the NYSE. For further information regarding the termination of our ADRs and the filing of our Form 15-F and Form 15, see “Item 3. Key Information—Recent Developments—Termination of ADRs.”
The following table sets forth, for each year in the five year period ended December 31, 2009, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares, and the high and low sales price in nominal dollars on the NYSE for our ADSs. There is no public market outside of Mexico for our shares.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Year	High		Low		High		Low

2005	14.58		7.33		4.08		2.07
2006	20.30		8.35		5.55		2.19
2007	30.99		19.06		8.53		5.16
2008	24.00		4.50		6.58		1.10
2009	8.30		3.80		1.92	(4)	0.70	(4)
2010	12.18	(5)	6.31	(5)		(4)		(4)

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.

(4)	Since August 24, 2009, our ADRs were delisted from NYSE.

(5)	On June 2, 2010 our shares were suspended for trading on Mexican Stock Exchange, suspension that was lifted on October 21, 2010.

The following table sets forth, for each quarter in the three year period ended December 31, 2009, and for the second quarter of 2010, the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(2)(3)
Year	High		Low		High		Low
2007
First Quarter	Ps.	24.68	Ps.	19.06	$6.72		$5.16
Second Quarter		29.58		24.47	8.30		6.63
Third Quarter		30.99		24.84	8.53		6.63
Fourth Quarter		28.61		19.10	7.88		5.25
2008
First Quarter	Ps.	24.00	Ps.	16.90	$6.58		$4.70
Second Quarter		20.01		17.33	5.78		5.04
Third Quarter		17.20		11.82	4.93		3.21
Fourth Quarter		12.09		4.50	3.28		1.10
2009
First Quarter	Ps.	8.30	Ps.	3.80	$1.85		$0.70
Second Quarter		8.12		4.50	1.92		0.91
Third Quarter		7.68		5.05	1.71		(4)1.04
Fourth Quarter		8.24		6.16		(4)		(4)
2010
First Quarter		9.21		6.31		(4)		(4)
Second Quarter		(5)12.18		(5)8.62		(4)		(4)
Third Quarter		(5)		(5)		(4)		(4)
Fourth Quarter		(5)15.90		(5)12.12		(4)		(4)

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	Each of our ADSs indirectly represents three of our shares.

(4)	Since August 24, 2009, our ADRs were delisted from NYSE.

(5)	On June 2, 2010 our shares were suspended for trading on Mexican Stock Exchange, suspension that was lifted on October 21, 2010.
The following table sets forth, for each for the period ended December 31, 2010 the reported highest and lowest market quotation in nominal pesos on the Mexican Stock Exchange for our shares and the high and low sales price in nominal dollars on the NYSE for our ADSs.

	BMV				NYSE
	Pesos per Share(1)(2)				U.S. dollars per ADS(3)
Month	High		Low		High	Low
December 2009	Ps.	8.24	Ps.	6.50
January 2010	Ps.	8.01	Ps.	6.36
February		6.79		6.31
March		9.21		6.70
April		10.86		8.62
May		12.18		9.99
June – October(4)		12.48		12.12
November		15.90		12.57
December		15.78		14.90

(1)	Source: Infosel.

(2)	Not adjusted for dividends.

(3)	From August 24, 2009 our American one Depositary Receipts (ADR’ s) stopped trading on the NYSE.

(4)	From June 1 to October 28 our share was suspended on the BMV.

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
Our ADRs have stopped trading on the NYSE. For further information regarding the termination of our ADRs and the filing of our Form 15-F and Form 15, see “Item 3. Key Information—Recent Developments—Termination of ADRs.”
The shares representing our capital stock will continue trading on the Mexican Stock Exchange.

Item 10. Additional Information
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
Related Party Transactions and Certain Other Transactions
Pursuant to article 28 of the Mexican Law of the Securities Market and article 29 of our by-laws, the Board of Directors must approve, with the prior opinion of the Corporate Practices Committee the transactions between Vitro or its subsidiaries and our related parties. On March 23, 2009 the Board of Directors enacted the Transactions with Related Parties Policy that establishes the following: (i) basis to execute transactions with related parties, (ii) transactions with related parties that must be approved by the Corporate Practices Committee, the Board of Directors and/or a Shareholders Meeting, (iii) transactions that do not need approval of the Board of the Directors and (iv) liabilities and penalties for its infringement.
Pursuant to our Policy and article 29 section 14 (c) of our by-laws, our Board of Directors must approve, with the prior opinion of the Corporate Practices Committee the unusual or sporadic transactions or the transactions involving (i) the acquisition or disposition of 5% or more of our consolidated assets, (ii) guarantees or loans in an amount exceeding 5% of our consolidated assets. Investments in debt securities will be excluded if they comply with the corresponding Board of Directors’ policies. Pursuant to our Policy and article 29 section 14 (b) of our by-laws, no Board of Directors’ approval is needed in the following transactions, so long the Policy is followed: (i) transaction or transactions that individually or when taken as whole the amount involved is not material to the Company or our subsidiaries and does not exceed during a 12 month period, $5,000, (ii) transactions among the Company and its subsidiaries made in the ordinary course of business, at fair market value or appraised by external independent appraisals and (iii) transactions with employees, so long as they are made on an arm’s length basis or as part of their labor fringe benefits.
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
Dividends
At each of our annual general ordinary shareholders’ meetings, our CEO must submit our consolidated financial statements for the previous fiscal year, together with the external auditors’ opinion, to our shareholders for their consideration and approval. If our shareholders approve such financial statements, they must determine, subject to the immediately following sentence, the allocation of our distributable earnings for the preceding fiscal year. Pursuant to our by-laws, 5% of our net income in any year must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital. Allocation to the legal reserve is determined without reference to inflation adjustments required by MFRS. Thereafter, a majority of our shareholders present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the repurchase of our shares or for the creation of other reserve funds, if the requirements to make such allocation are fulfilled.
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

The price at which such shares must be purchased is the higher of (i) the average closing quotation price made for the 30 trading days prior to the date at which the purchase will become effective, during a period which shall not be greater than six months and (ii) the book value per share, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange. If the numbers of days on which the shares have been traded during the period set forth in the preceding paragraph is less than 30 days, the number of days on which the shares were effectively traded shall be used instead for purposes of calculating the purchase price of the shares and if no trades were made during such period the purchase must be done at book value. Notwithstanding the foregoing, the shareholders holding a majority of our shares having the right to make decisions, regardless their voting right at general shareholders’ meetings are not required to make such public offer if at least 95% of our shares present at the relevant general shareholders’ meeting approve the delisting of our shares from the Mexican Stock Exchange.
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
Shareholders’ Meetings and Resolutions
General shareholders’ meetings may be ordinary meetings or extraordinary meetings. General extraordinary meetings are those called to consider (i) those matters specified in Article 182 of the Mexican General Law of Corporations, (ii) redemption of our shares with retained earnings, (iii) the issuance of treasury shares pursuant to the Mexican Law of the Securities Market, regarding the approval of the maximum amount of capital increase (iv) cancellation of the registration of our shares with the Securities Section of the RNV, which shall be approved by at least 95% of our outstanding shares with or without vote and the previous approval of the CNBV, (v) authorization of clauses that prevent the acquisition of shares that grant the control either directly or indirectly to third parties of our shares as established in the Mexican Law of the Securities Market so long as 5% of the present shares do not vote against it and (vi) any other matter stated in the applicable law and the bylaws. General shareholders meetings called to consider all other matters, including increases and decreases of the variable portion of our capital, are ordinary meetings.

A general ordinary shareholders’ meeting must be held at least once a year within the first four months following the end of the prior fiscal year. This annual general ordinary shareholders’ meeting shall analyze: (i) the annual reports of the Corporate Practices Committee, the Audit Committee and any other Committee of the Board of Directors, (ii) the CEO’s annual report including the external auditors audited financial statements, (iii) the Board of Directors opinion on the CEO’s annual report, (iv) the report referred to in article 172 section b) of the Mexican General Law of Corporations, which shall include the principal policies and accounting criteria used in the preparation of the financial information, (v) the report on the activities and operations where the Board of Directors was involved pursuant to the Mexican Law of Securities Market, (vi) the application of the balance of the profit and loss statement, (vii) the maximum amount of resources that may be used for the acquisition of shares or negotiable instruments representing such shares with the limitation that the total amount may not exceed the total amount of net earnings, including the retained earnings, (viii) the appointment and removal of the members of our Board of Directors, the qualification of their independence and their compensation and (ix) the appointment or removal of the President of the Corporate Practices Committee and of the President of the Audit Committee A general ordinary shareholders’ meeting may be called and held at any time to (i) to approve the transactions made by the Company or its subsidiaries during the fiscal year, if the transaction represents 25% or more of the consolidated assets according to the financial statements of the immediately previous quarter and that due to their terms may be consider as one transaction in the understanding that at such stockholders meeting all holders of shares may vote whether their vote is limited or not, (ii) to approve an increase or decrease of the variable portion of our capital, with the obligation of formalizing the resolution before the public notary, except as provided in clause eighth of our by-laws and (iii) any other matter where the General Extraordinary Shareholders Meeting is not competent or any matter established in the applicable law or our bylaws. At any such general ordinary shareholders’ meeting, any shareholder or group of shareholders holding 10% or more of our outstanding shares may appoint one of our directors. A majority of our shares present at the annual general ordinary shareholders’ meeting must determine the number of directors that will comprise the Board of Directors for the immediately subsequent fiscal year. The directors elected at the annual general ordinary shareholders’ meeting serve for a renewable term of one year. If at the end of the one year term of office any of our directors is not reelected at the annual general shareholders’ meeting or if a director resigns and there is no designation of a substitute or the most recently elected one has not taken office, then the prior director will continue to serve for up to a maximum term of 30 calendar days. Thereafter, the Board of Directors may appoint provisional directors that will be ratified or substituted at the next shareholders’ meeting.
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
General shareholders’ meetings may be called by (i) our Board of Directors through its President or Secretary, by the Corporate Practices Committee, or the Audit Committee, (ii) 10% of our shares entitled to vote at such meeting by means of a request to the President of our Board of Directors, the President of the Corporate Practices Committee or the President of the Audit Committee to call such a meeting, (iii) a Mexican court if our Board of Directors or the Corporate Practices Committee or Audit Committee does not comply with a request as described in clause (ii) above and (iv) any of our shareholders, if no general shareholders’ meeting has been held for two consecutive years or if any of the following matters has not been addressed at a general shareholders’ meeting within such two year period: (a) the annual report of our CEO regarding our financial statements, (b) the allocation of our net income, (c) the appointment of our directors and qualification of their independence, (d) the compensation of our directors, (e) the annual reports on activities performed by the Committees, (f) Board of Directors’ reports on operations and activities where the latter intervened during the year, (g) Board of Directors’ report pursuant to article 172 paragraph b) of the Mexican General Law of Corporations, (h) report on tax compliance and (i) appointment of the Presidents of the Audit and Corporate Practices Committees. Notice of general shareholders’ meetings must be published in the Periódico Oficial del Estado de Nuevo León or in a newspaper of wide distribution in Monterrey, Mexico at least 15 calendar days prior to a general shareholders’ meeting. Only shareholders who are registered in our Share Registry and have deposited their shares at our offices or those who comply with the Mexican Law of Securities Market and our by-laws will be admitted as a shareholder to a general shareholders’ meeting. In order to attend and participate in a general shareholders’ meeting, each shareholder must obtain from our Secretary a certificate acknowledging his, her or its status as a shareholder at least 48 hours before the date of the general shareholders’ meeting. A shareholder may be represented by an attorney-in-fact who holds a duly granted proxy or power-of-attorney.
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
Description of CPOs
The following is a description of certain provisions of (i) the Trust Agreement dated as of November 24, 1989, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the “First Trust Agreement,” (ii) the Trust Agreement dated as of November 28, 1990, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the “Second Trust Agreement” and, together with the First Trust Agreement, the “CPO Trust Agreements,” (iii) the public deed dated as of November 29, 1990, which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Público del Comercio de la Ciudad de México, D.F., which deed we refer to as the “First CPO Deed,” (iv) the public deed dated as of June 24, 1998 which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Público del Comercio de la Ciudad de México, D.F., which deed we refer to as the “Second CPO Deed,” and (v) applicable provisions of the Ley General de Títulos y Operaciones de Crédito, which we refer to as the “Negotiable Instruments Law.” We refer to the First CPO Deed and the Second CPO Deed together as the “CPO Deeds.” This description does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreements, the CPO Deeds and the provisions of Mexican law referred to in this description.
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
Deposit and Withdrawal of our Shares
Holders of our shares may deliver such shares to the account of the CPO Trustee at Indeval and receive in return CPOs delivered by the CPO Trustee pursuant to the CPO Trust Agreements. All of our shares delivered to the CPO Trustee will be held in trust by the CPO Trustee in accordance with the terms and conditions of the CPO Trust Agreements. We will deem the CPO Trustee to be the holder of the shares delivered to the CPO Trustee. Transfer of ownership of those of our shares that underlie CPOs will be effected through the records maintained by Indeval and Indeval Depositors.
The CPO Trustee will deliver CPOs in respect of our shares transferred as described above. All of the CPOs are evidenced by a single certificate, which we refer to as the “Global CPO,” which has been issued to and deposited with Indeval, acting as depositary. Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through, records maintained by Indeval and Indeval Depositors. Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request statements issued by Indeval and Indeval Depositors evidencing ownership of CPOs. Holders of CPOs that are non-Mexican investors are not entitled to withdraw the shares that are held in the CPO Trust and represented by CPOs.
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
Administration of the CPO Trust
Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the “CPO Technical Committee,” consists of five members and their respective alternates. Each of the following entities appoints one member of the CPO Technical Committee: the Comisión Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociación Mexicana de Casas de Bolsa, the Common Representative (as defined below) and the CPO Trustee. Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banco Santander México, S.A., has been appointed as the common representative of the holders of CPOs and we refer to it as the “Common Representative.”
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

In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request a statement from Indeval or an Indeval Depositor, not less than two days prior to the date on which such meeting is scheduled evidencing their holdings of CPOs and must submit such statement to the institution designated for such purpose in the notice for such meeting on or before the day prior to the date on which such meeting is scheduled. Persons appointed by an instrument in writing as representatives for a holder of CPOs will be entitled to attend CPO General Meetings.
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
Status of CPO Holders
The CPO Trust Agreements and the CPO Deeds provide that any investor deemed a non-Mexican investor acquiring CPOs shall be considered under the CPO Trust Agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit its CPOs to the Mexican government. A holder of CPOs is deemed to have invoked the protection of the home government of such holder by, for example, asking such government to interpose a diplomatic claim against the Mexican government with respect to the CPO holders’ rights or by bringing suit in its home jurisdiction against the Mexican government with respect to such rights. CPO holders will not be deemed to have waived any of their other rights, including any rights such holders may have pursuant to the terms and provisions of the CPOs.
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

Limitations Affecting CPOs Holders
Each of our shares is entitled to one vote at general shareholders’ meetings. Holders of CPOs and CPOs are not entitled to vote the underlying shares. Voting rights with respect to the underlying shares are exercisable only by the CPO Trustee, which is required to vote all such shares in the same manner as the majority of our shares that are not held in the CPO Trust are voted at the relevant meeting.
Our by-laws prohibit direct or indirect ownership of our shares by non-Mexican nationals. Any acquisition of our shares in violation of such provision would be null and void under Mexican law and such shares would be cancelled and our capital accordingly reduced. Non-Mexican nationals may, however, hold an economic interest in our shares through a neutral investment trust such as the CPO Trust.

MATERIAL CONTRACTS
Indebtedness
See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness” for a summary of the terms of the agreements and instruments governing our and our subsidiaries’ material indebtedness.
Derivatives
See. “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Natural Gas Price Risk” for a description of our Pemex DFIs.
EXCHANGE CONTROLS
See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economies in Which We Participate—If foreign currency exchange controls and other restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.”
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

MATERIAL TAX CONSEQUENCES
The following summary contains a description of material U.S. federal income tax and Mexican federal income tax consequences of the purchase, ownership, sale or other disposition of our CPOs. This discussion does not purport to be a description of all of the possible tax considerations that may be relevant to the purchase, ownership, sale or other disposition of our CPOs.
Mexican Federal Income Taxation
The following general summary of Mexican taxes is based on Mexican federal income tax laws in force on the date of this annual report, which laws are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Mexican law of the purchase, ownership, sale or other disposition of our CPOs by persons or entities which are not residents of Mexico for tax purposes.
This summary is limited to non-residents of Mexico, as defined below, who own our CPOs. Each prospective investor should consult his, her or its own tax adviser as to the tax consequences of an investment in, the ownership of, and the disposition of, our CPOs, including the effects of any Mexican, United States or any other jurisdiction’s federal, state or local tax laws (including, without limitation, income, estate and gift tax consequences in any of these jurisdictions).
For purposes of this summary, the term “Non-Resident Holder” means a holder that is not a resident of Mexico and does not hold our CPOs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican tax law, an individual is a resident of Mexico if he or she has established his or her domicile in Mexico, or if he or she has another domicile outside Mexico but his or her “center of vital interest” (as defined under the Mexican Fiscal Code) is located in Mexico. In addition to certain other circumstances, it is considered that the “center of vital interests” of an individual is located in Mexico, if more than 50% of that person’s total income during a calendar year originates from within Mexico and/or the individual’s main center of professional activities is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate that he or she is not a tax resident. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management located in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.
Taxation of Cash Distributions
Pursuant to the Mexican Income Tax Law, dividends or profits distributed by entities organized in Mexico will not be subject to income tax if such profits were previously taxed at the entity level. Otherwise such entities shall compute the income tax owed on such profits at the then effective tax rate and pay such taxes to the Ministry of Finance and Public Credit. In 2009 the effective tax rate will be 28% and in 2010, 2011 and 2012, the effective tax rate will be 30%.
Taxation of Sale or Other Disposition
For Non-Resident Holders, proceeds from the sale or disposition of ADSs or CPOs made through an authorized stock exchange (such as the BMV) recognized under a tax treaty to which Mexico is a party and, meeting certain additional requirements are exempt from Mexican tax, provided that the shares of the issuer of such stock are sold or disposed of through a stock market holding a concession under the Mexican Law of the Securities Market.
In the case of a public offer to purchase shares, there is a taxation exemption of gains realized by stockholders who meet certain requirements (LISR, Art.109. XXVI). If a sale of our shares is made by a Non-Resident Holder on a stock exchange in Mexico, who fails to satisfy such requirements, taxes will be withheld at a rate of 5%, with no deduction, on the gross revenue realized by the seller. Non-Resident Holders may instead elect to have tax withheld equal to 20% of the net profit realized from the sale of our shares. In either case, the tax would be withheld by the party selling the shares through a stock market holding a concession under the Mexican Law of the Securities Market.
Non-Resident Holders are exempt from income tax in Mexico arising from the sale or other disposition of our CPOs, provided the sale satisfies the requirements in the first paragraph of this section. If the Non-Resident Holder has a representative in Mexico according to the Income Tax Law, and such stockholder is a resident of a country which is not deemed subject to a territorial tax regime or a territory with a preferred tax regime, such stockholder may instead apply the maximum tax rate of 28% on the net profit realized. In addition, such stockholder is required to file an opinion of a public accountant registered with the tax authorities setting forth such accountant’s opinion that the tax was computed in accordance with the applicable provisions.

According to the Tax Treaty (as defined below), gains realized by a resident of the United States (a “U.S. Stockholder”) from the sale of stock (such as our CPOs) may only be taxed in Mexico if, during the 12 month period preceding such sale, the U.S. Stockholder owned, directly or indirectly, at least 25% of our capital stock. Otherwise such gain to a U.S. Stockholder will not be subject to income tax in Mexico.
United States Federal Income Taxation
The following summary of United States federal income tax consequences is based on United States federal income tax laws in force on the date on which this annual report is filed, which laws are subject to change, possibly with retroactive effect. It describes the material United States federal income tax consequences of the purchase, ownership, sale or other taxable disposition of our CPOs, as the case may be by a United States Holder, as defined below. As used herein, a “United States Holder” means a beneficial owner of CPOs that is, for United States federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation (or entity taxable as a corporation) organized or created in the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income tax regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This section applies only to holders who hold CPOs as capital assets (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended, (the “Code”). This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other taxable disposition of our CPOs, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, United States Holders whose functional currency is not the U.S. dollar, persons holding our CPOs as part of a hedge, straddle, conversion or other integrated transaction, banks, insurance companies, real estate investment trusts (REITs), regulated investment companies (RICs), holders subject to the alternative minimum tax, holders that acquired the CPOs pursuant to a compensatory transaction, tax-exempt entities, certain United States expatriates or holders that own or have owned, actually or constructively, 10% or more of the total combined voting power of our CPOs or capital stock. Except where specifically noted, this section does not address any non-U.S. tax consequences. This section also does not address any U.S. state or local tax consequences or any U.S. federal tax other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income) that may be relevant to the purchase, sale or other taxable disposition of our CPOs.
If a partnership holds our CPOs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our CPOs should consult his, her or its own tax advisor.
Investors should consult their own tax advisors with respect to the tax consequences of the purchase, ownership, sale or other disposition of our CPOs including consequences under state, local and non-U.S. tax laws.
Each of our CPOs will represent an economic interest in one of our shares.
Taxation of Cash Distributions and Distributions of Stock
The gross amount of any distribution, including the fair market value of all distributions of our CPOs whenever a holder may elect to receive cash distributions in lieu of distributions of our CPOs, that you receive with respect to our CPOs (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be treated as received by a holder on the day on which the distribution is actually or constructively received.

To the extent that distributions paid by us with respect to the underlying shares do not exceed our current or accumulated earnings and profits (“E&P”), as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital to the extent of the United States Holder’s basis in our CPOs, and will reduce such United States Holder’s basis in such CPOs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a taxable disposition of such CPOs). To the extent that the distributions exceed the United States Holder’s basis in our CPOssuch United States Holder will be treated as having recognized taxable gain on a deemed sale of such CPOs. We do not currently maintain calculations of our E&P for United States federal income tax purposes, and a United States Holder should thus expect distributions on our CPOs to be treated as a dividend.
Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate United States Holders before January 1, 2013 will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends received with respect to the CPOs will be qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service has approved for purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the distribution was made, and are not, in the year in which the distribution is made, a passive foreign investment company, as described below. The Tax Treaty, as defined below, has been approved by the U.S. Internal Revenue Service for this purpose. There can be no assurance, however, that we will remain eligible for the benefits of the Tax Treaty in the future.
We anticipate that any distributions on our CPOs will be made in pesos, and any dividends so paid generally will be includible in a United States Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distribution is actually or constructively received. To the extent that a United States Holder does not convert the pesos received into U.S. dollars at the time that such United States Holder actually or constructively receives the distribution for United States federal income tax purposes, such United States Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the pesos into U.S. dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is included in such United States Holder’s gross income. Any foreign exchange gain will generally be treated as United States-source income for United States foreign tax credit limitation purposes.
Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes. Subject to certain limitations, United States Holders generally may elect to claim a foreign tax credit against their United States federal income tax liability for foreign income tax withheld (if any) from dividends received in respect of our CPOs. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our CPOs, generally will be “passive category income”. United States Holders that do not elect to claim foreign tax credits in a taxable year may instead claim a deduction for foreign tax withheld (if any) if such United States Holder elects to deduct, rather than credit, all foreign taxes in such taxable year. The rules governing the use of foreign tax credits are complex, and United States Holders should consult their own tax advisors regarding the creditability or deductibility of foreign taxes in their particular situation.
Distributions of our shares to the CPO Trustee with respect to its holdings of our shares and distributions of our CPOs to United States Holders with respect to their holdings of our CPOs, as the case may be (such previously held CPOs, “Old Stock”), that are pro rata with respect to their holdings of Old Stock will generally not be subject to United States federal income tax (except with respect to cash received in lieu of fractional shares and CPOs). The basis of our CPOs so received will be determined by allocating the United States Holder’s adjusted basis in the Old Stock between the Old Stock and the CPOs so received.
Sale or Other Taxable Disposition
A United States Holder generally will recognize capital gain or loss upon a sale or other taxable disposition of our CPOs in an amount equal to the difference between the amount realized on their disposition and such United States Holder’s tax basis in our CPOs. Long-term capital gains recognized by non-corporate United States Holders are generally eligible for preferential rates of taxation. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other taxable disposition by a United States Holder of our CPOs generally should constitute gains or losses from sources within the United States.

For cash basis United States Holders who receive foreign currency in connection with a sale or other taxable disposition of our CPOs, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such CPOs as determined on the settlement date of such sale or other taxable disposition.
Accrual basis United States Holders who receive foreign currency in connection with a sale or other taxable disposition of our CPOs may elect the same treatment required of cash basis taxpayers provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the United States Internal Revenue Service. Accrual basis United States Holders that do not elect to be treated as cash basis taxpayers (pursuant to the United States Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our CPOs, and the date of payment. Any such currency gain or loss generally will constitute gain or loss from sources within the United States and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale or other taxable disposition of our CPOs.
Passive Foreign Investment Company Considerations
We believe that we were not, for our 2009 taxable year, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income (including a proportionate amount of the income and assets of certain entities in which we hold at least a 25% equity interest by value), there can be no assurance that we are not currently, and will not become a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC for United States federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a United States Holder owns our CPOs at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our CPOs, such United States Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC. A United States Holder will also have increased reporting requirements with respect to an investment in a PFIC. United States Holders should consult their own tax advisors regarding the application of the PFIC rules to our CPOs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.United States Backup Withholding and Information Reporting
In general, information reporting requirements will apply to payments of dividends on our CPOs and the proceeds of certain sales of our CPOs in respect of United States Holders other than certain exempt persons. A backup withholding tax will apply to such payments if the United States Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the United States Holder fails to report in full all dividend and interest income and the United States Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder’s United States federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by timely filing the appropriate claim form with the United States Internal Revenue Service.
Recently enacted legislation requires certain United States Holders to report information with respect to their investment in equity of a non-U.S. issuer not held through a custodial account with a U.S. financial institution to the United States Internal Revenue Service. Investors who fail to report required information could become subject to substantial penalties. Prospective investors are urged to consult their own tax advisors regarding the possible implications of this new legislation on their investment in our CPOs.
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

WHERE YOU CAN FIND MORE INFORMATION
We are in the process of terminating our registration under Section 12(g) of the Exchange Act and our obligations to file periodic reports with the U.S. Securities and Exchange Commission (the “SEC”) under Section 13 and Section 15(d) of the Exchange Act, as described further below. You may access and read our SEC filings through the SEC’s website at www.sec.gov. This website contains reports and other information that we file electronically with the SEC. You may also read and copy any reports or other information that we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
You may request a copy of our SEC filings or any other document described in this annual report by contacting us at the number or address specified below:
Ave. Roble 660,
Col. Valle del Campestre, San Pedro Garza García,
Nuevo León, 66265 Mexico
Attention: Investor Relations Department
Telephone number: (52-81) 8863-1600
You may obtain additional information about us through our web site at http://www.vitro.com. The information contained therein is not part of this annual report.
AVAILABLE INFORMATION
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at http://www.vitro.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report).
The Company has filed a Form 15-F and a Form 15 with the SEC, as described under “Item 3. Key Information—Recent Developments—Termination of ADRs”.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our business activities require that we hold or issue financial instruments which expose us to market fluctuations of natural gas prices, interest rates and foreign currency exchange rates. To minimize our exposure to these risks, we have utilized DFIs. See “Item 3. Key Information—Recent Developments—Derivative Fiancial Instruments”.
Due to our current financial condition and restructuring process, we are currently unable to utilize DFIs to limit our exposure to market fluctuations other than with respect to natural gas, for which we have certain DFIs with Pemex. As of yet, Pemex does not require us to maintain a credit line or post margin calls. See “—Natural Gas Price Risk.”
Under normal conditions, our policy is to use DFIs to mitigate our exposure to liquidity and market risks related to our production and financial operations, caused mainly by our natural gas needs, as well as by future commitments made in foreign currencies. The DFIs that we have historically entered into to mitigate these risks are swaps, options and forwards, both simple and structured.
From an economic point of view, DFIs are entered into for hedging purposes, however, for accounting purposes our DFIs have not been designated as hedges because they do not meet all the accounting requirements established by both MFRS and U.S. GAAP, and therefore have been classified as trading instruments. DFIs employed by us are operated in the over-the-counter market with international financial institutions. The main characteristics of the transactions refer to the obligation to buy or sell a certain underlying asset given certain criteria such as cap rate, trigger level, spread, and strike price, among others.
The counterparties function as the calculation agent for the valuations of the operations that the Company maintains in position, based on the contracts of the International Securities Dealer Association (ISDA). The counterparties with which the Company has operated IFD are Credit Suisse, Citibank, Deutsche Bank, Merril Lynch, Calyon, Barclays, Morgan Stanley, Cargill and PEMEX. Due to the fact that the counterparties which the Company has operated are considered highly solvent, there is no formal policy of guarantees and lines of credit. Nevertheless, the ISDA contracts establish a regulatory framework related with those requests.
Our policy for Financial Derivatives Instrument Operations (the “Policy”) sets guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording of DFIs, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables. The Policy is based on the concept that is not permitted to hire IFD for speculative purposes.
For risk strategy and the surveillance of risk compliance, a committee (the “Risk Committee”) exists that operates according to certain guidelines. The Risk Committee is made up of various officials of the Company.
The Risk Committe normally has a session once a month and the agenda is developed and presented by the risk administration area (“AR”) of the Company, which, at the same time, documents the agreements and topics of the monthly sessions.
The Company handles all the DFI agreements through its AR area, which analyzes, reports and operates the different instruments.
The guidelines establish that operations must be authorized by different organizational levels according to the notional amounts.
Due to our financial condition, at present we cannot enter in additional transactions to minimize our exposure to fluctuations in the exchange rate, the price of natural gas and interest rate. Were we able to enter into such transactions, we could not assure you they would be on favorable terms.
The Risk Committee must define the strategy to be implemented in order to hedge our financial risks. The strategy must take into consideration the following factors:
•	Risk tolerance
•	Market risks to which we are exposed
•	Types of DFIs to use
•	Time frames for the strategy
•	Circumstances in which we must change our hedging strategy
•	Operating budgets and projections

For the purpose of monitoring the strategy and to assure its control, the Risk Committee is required to establish the acceptable parameters of the financial risk that should be monitored in order to avoid surpassing the Company’s risk tolerance. The parameters take into account:
•	The identification of variables.

•	The definition of the authorized instruments for the risk administration strategy.

•	The maximum and minimums limits of control.

•	Frequency of monitoring.

•	Responsible for the monitoring of the variables.
The Policy requires the annual appointment of an expert to evaluate and certify the process of operation with IFD.
During 2007 and most of 2008, we had or entered into various DFIs to hedge our exposure to natural gas price fluctuations, interest rate and foreign currency exchange rate risks, which exposed us to associated market risks. However, in the second half of 2008 we closed all of our DFI positions, except those entered into with Pemex, and are, therefore, no longer exposed to the market risks associated with those DFI positions. As of December 31, 2009, the Company had hedges for approximately 32% of its estimated consumption at an average price of approximately $6.80 per MMBTU for 2010 and approximately 19% of its estimated consumption at an average price of approximately $7.32 per MMBTU for 2011. For further discussion, see “Item 3. Key Information—Recent Developments— Claims relating to Our Derivative financial instruments.”
Debt Subject to Market Risk
The table below sets forth information, as of December 31, 2009, regarding our debt obligations that are sensitive to changes in interest rates or foreign currency exchange rates. For these debt obligations, the table presents scheduled principal payments according to their respective maturity dates. In our financial statements, $1,207 million ($1,216 million—$9 million of discount) was reclassified from long-term to short-term since we are not in full compliance under our bond indentures. The fair value of long-term fixed-rate debt is based on (i) if there is an observable market, the quoted market prices for the debt instrument (for example, the 2012 Notes and 2017 Notes) or (ii) if there is not an observable market, the present value of future cash flows, discounted back using the yield curve that applies to the most recent issuance of a comparable instrument. Financial data expressed in pesos and set forth in the following table are presented in nominal pesos

Expected Maturity Date(1)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
(million, except for percentages)
Fixed-Rate Debt:
Dollar-denominated(2)	15,911	10	11	12	37	—	15,981	9,146
Weighted-average coupon	9.49%
Euro-denominated(3)	—	—	—	—	—	—	—	—
Weighted-average interest rate	4.1%
Floating-Rate Debt:
Dollar-denominated(2)	963	434	115	112	112	7	1,743	1,743
Weighted-average interest rate		LIBOR plus 6.59%
Euro-denominated(3)	517	21	17	14	5	—	574	574
Weighted-average interest rate		Euribor plus 2.83%
Peso-denominated	806	400	—	—	598	—	1,804	1,804
Weighted-average interest rate		CETES plus 4.95%
		TIIE plus 0.82%

(1)
The above table was not separated for interest rate and exchange rate risk because the same debt was exposed to both risks. In our financial statements, $1,207 million ($1,216 million — $9 million of discount) were reclassified from long-term to short-term since we are not in full compliance under our Senior Notes indentures.

(2)	The principal amount of our dollar-denominated debt was translated to pesos at Ps.13.0587 per U.S. dollar, the Free Exchange Rate as of December 31, 2009.

(3)	The principal amount of our euro-denominated debt was translated at Ps. 19.5789 per euro, the exchange rate as of December 31, 2009.

Natural Gas Price Risk
We define our strategy and objectives in the ordinary course of business, and to fulfill such objectives we limit our exposure to increases in natural gas prices by entering into DFIs suggested by our counterparties and jointly structured with them. This strategy is designed to meet our objectives with the risk that a decrease in natural gas prices could have an adverse effect on the fair value of the derivative instruments, resulting in losses that would be reflected within comprehensive financing result in the income statement. Furthermore, although a further decrease in natural gas prices would have a beneficial impact of substantially reducing our cost of goods sold. However, the benefits to our cost of sales would be realized over a period of time, whereas the effect for the DFIs is recorded immediately in our statements of operations as a result of the mark to market valuation accounting requirements. Additionally, we entered into DFIs suggested by our counterparties and jointly structured with them,,in order to obtain better conditions, such as a reduction in or complete elimination of fees and hedge our exposures. As a result, if natural gas prices significantly decrease, we could be exposed to higher losses than the benefits we would obtain from decreases in our cost of sales.
We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases. As of September 30, 2010, however, the only DFI arrangements to which we remain subject consist of contracts with Pemex for approximately 32% of our estimated consumption for the remainder of the year and approximately 19% of our estimated consumption for 2011. Because of our financial condition, we are currently unable to enter into additional DFI transactions to further minimize our exposure to increases in natural gas prices, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
For the year ended December 31, 2009, the natural gas price decreased 28% to $4.40 per MMBTU when compared to its closing price for the year ended December 31, 2008 of $6.07 per MMBTU. Our operating income was also affected by the increase in natural gas price as the average price increasing 25% from $3.55 to $4.43 per MMBTU for the nine-month period ended September 30, 2009 compared to the same period of 2010.
The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2009. The sensitivity analysis was performed applying valuation models fully accepted for these types of instruments, and considering changes in the underlying value that imply variances of 10% of the reference price. The additional variances affecting the valuation model such as interest rate and exchange rates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by approximately $5 million.

Interest Rate Risk and Foreign Currency Exchange Rate Risk
Interest rate risk exists primarily with respect to our floating-rate peso and dollar-denominated debt, which generally bear interest based on the TIIE or LIBOR. If the TIIE or LIBOR rates increase significantly, our ability to service our debt will be adversely affected. As of September 30, 2010, our TIIE-rate peso and LIBOR-denominated debt amounted to Ps. 1,548 million ($124 million) and Ps. 486 million ($39 million) respectively.
Because our net sales and a significant portion of our operations are denominated in the Mexican peso and the U.S. dollar, our business is subject to adverse effects of foreign exchange rate fluctuations. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies the liquidity of global markets, international and regional political events, and acts of war or terrorism. In addition, the fluctuation of the foreign exchange rate may adversely affect our U.S. dollar-denominated debt.
We have historically entered into swaps and other DFIs in the ordinary course of our business, in order to hedge interest rates or foreign exchange rates fluctuations. We do not have any hedging transaction regarding interest rates or exchange rates. Because of our current financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in interest rates or foreign exchange, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in interest rates or exchange rates may cause us to realize significant losses in our results of operations.

Item 12. Description of Securities Other than Equity Securities
Not applicable.
Item 12.D.3 Not applicable.
Item 12.D.4 Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
As of February 25, 2011, we are in default in the following instruments:

Company	Bank	Guarantee	Type of Default	Amount
Vitro	2017 Senior Notes	Substantially all of our subsidiaries	Interest payment default	$162 million
Vitro	2012 Senior Notes	Substantially all of our subsidiaries	Interest payment default	$66 million
Vitro	2013 Senior Notes	Substantially all of our subsidiaries	Interest payment default	$58 million
Vitro	RBS	Covisa, Vimexico, Vitro Automotriz, S.A. de C.V. Vidrio y Cristal and Vena.	Principal payment default	$15 million
Vitro	Cebures 03	None	Principal and interest payment default	$13 million
Vitro	Cebures 08	None	Interest payment default	$1 million
Vitro	Fintech Investments, LTD.	Substantially all of our subsidiaries	Principal payment default	$10 million
Covenant Compliance
As of September 30, 2010 and as of the issuance date of this annual report on Form 20-F, we are in default on substantially all of our debt. For additional information see “Item 3. Key Information—Recent Developments—Interest and principal payment default on de Old Notes and Vitro’s other debt”.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial and administrative officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer, chief administrative officer, and chief financial and administrative officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial and administrative officer, as appropriate to allow timely decisions regarding required disclosure.

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
Based on our evaluation under the framework in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report below.

(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Vitro, S.A.B. de C.V.
Garza Garcia, N.L., Mexico
We have audited the internal control over financial reporting of Vitro, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the consolidated statements of operations, cash flows, and changes in stockholders’ equity as of and for the year ended December 31, 2009 of the Company, and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the adoption of the following Mexican Financial Reporting Standards: NIF B-8, Consolidated or Combined Financial Statements; NIF C-8, Intangible Assets and D-8, Share-based Payments, (2) an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern (3) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America (4) the adoption of Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) 105-10 (previously SFAS No. 168, Financial Accounting Standards Board Accounting Standards Codification), ASC 820-10 (previously SFAS No. 157, Fair Value Measurements), ASC 810-10 (previously SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) and ASC 855-10 (previously SFAS No. 165, “Subsequent Events”), and (5) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2a to such consolidated financial statements.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited
/s/ Jorge Alberto Villarreal
C.P.C. Jorge Alberto Villarreal
Monterrey, N.L., Mexico
February 24, 2011
(d) Changes in Internal Control Over Financial Reporting
During 2009, there were no changes in our internal control over financial reporting that either materially affected, or would be reasonably likely to have a material effect, on our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The audit committee hired Mr. Jonathan Davis Arzac to replace Mr. Alfonso González Migoya, who left his position as Financial Expert of our Audit Comitte to become the Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. The audit committee believes that Mr. Davis meets the required attributes for the position.
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

	For the year ended December 31,
	2008			2009
	(Ps. Millions)
Audit Fees	Ps.	49.5	90.6%	Ps.	44.8	86%
Audit-Related Fees		2.6	4.7%		4.4	8%
Tax Fees		2.2	4%		1.4	3%
All Other Fees		0.4	0.7%		1.5	3%

Total	Ps.	54.6	100%	Ps.	52.1	100%

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Deloitte in connection with their audit of our annual consolidated financial statements, including the audit of our internal control over financial reporting, and the audit of the financial statements of each one of our subsidiaries.
Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Deloitte in connection with attestation services related to the issuance of comfort letters related with our financing activities during 2008 and 2009 and services related to the review of our disclosure controls and procedures.
Tax Fees. The amount set forth as Tax Fees in the table above represents fees billed to us by Deloitte in connection with tax advice and compliance services.
All Other Fees. The amount set forth as Other Fees in the table above represents fees billed to us by Deloitte in connection with the auditing of payments made to the workers’ social security system (seguro social) and foreign trade services.
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
Item 16D. Exemption from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
As of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting, 445,500 of our shares are held as treasury stock. In addition to 39,777,907 of our shares are held in the Stock Option Trust, which are treated as treasury shares for accounting purposes and under Mexican corporate law are considered issued and outstanding.
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

Director Independence. Majority of board of directors must be independent. §303A.01
Director Independence. Pursuant to the Mexican Law of the Securities Market, our shareholders are required to appoint a Board of Directors in which at least 25% of its members must be independent as defined under the Mexican Law of the Securities Market. However, Vitro has a Board of Directors composed of twelve members, out of whom five are independent, this is, 38% are considered independent directors. The Ordinary Shareholders Meeting is required to make a determination as to the independence of our directors and the CNBV has a term of 30 days to challenge such determination. The definition of independence under Mexican law differs from the NYSE standards. Under Article 26 of the Mexican Law of the Securities Market, a director is not independent if such director is:

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. Also, §303A.03 requires a process for interested parties to communicate their concerns to non-management directors.
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

NYSE Standards	Our Corporate Governance Practices

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08, 312.03 & 312.04
Equity Compensation Plans. Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, the Mexican Law of the Securities Market requires shareholder approval under certain circumstances.

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

Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Reference is made to pages F-1 through F-164 hereof.
The following financial statements are filed as part of this annual report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm for the years ended December 31, 2009, 2008, 2007

•	Consolidated Balance Sheets as of December 31, 2009 and 2008

•	Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007

•	Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008.

•	Consolidated Statement of Changes in Financial Position for the year ended December 31, 2007.

•	Notes to the Consolidated Financial Statements.

Item 19. Exhibits
The following documents are included as exhibits to this annual report:

Exhibit No.	Description	Page
1.01	Amended and restated by-laws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation	c

2.01	Trust Agreement dated November 28, 1990 between the Common Shares Trustee, as grantor, and the CPO Trustee (the “CPO Trust Agreement”), together with an English translation	i

2.02	Public Deed dated November 29, 1990 (the “Public Deed”), together with an English translation	i

2.03	Common Shares Trust Agreement	i

2.04	CPO Trust Agreement and Public Deed	i

2.05	Form of Certificado Bursátil	g

2.06	Indenture dated as of October 22, 2003 (“2013 Indenture”) between Vitro, S.A. de C.V. and Wachovia Bank (including exhibits); including Form of 11.75% Senior Note due 2013	f

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

2.14	Indenture dated as of February 1, 2007 between Vitro, S.A.B. de C.V., the Guarantors party thereto and The Bank of New York as Trustee (“2012 Indenture”)	c

2.15	Form of 8.625% Senior Note due 2012	c

Exhibit No.	Description	Page
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

2.21
First Supplemental Indenture to the 2017 Indenture dated as of April 27, 2007 among Vitro, S.A.B. de C.V. the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
c

2.22
Second Supplemental Indenture to the 2017 Indenture dated as of January 16, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York
b

2.23
Third Supplemental Indenture to the 2017 Indenture dated as of May 15, 2008 among Vitro, S.A.B. de C.V., the New Guarantors party thereto, the Existing Guarantors party thereto and the Bank of New York

There have not been filed as exhibits to this Form 20-F certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Vitro, S.A.B. de C.V. Vitro, S.A.B. de C.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Vitro, S.A.B. de C.V. and its consolidated subsidiaries.
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
j

4.04	Letter of extension between Pilkington plc and Vitro Vidrio y Cristal, S.A. de C.V., dated April 24, 2006.	e

4.05	Stock Purchase Agreement of Vidrios Panameños S.A. between the Sellers listed therein and Empresas Comegua, S.A., dated April 4, 2006.	d

4.06
Partnership Interest Purchase agreement dated January 16, 2009 among Francisco Javier Prado Ovalle, Isaac Prado Ovalle, Recaredo Prado Ovalle, Invergar Participaciones Inmobiliarias, S.L., Isaac Prado Bodelón y Concepción Ovalle Vallinas as Seller and Vimexico, S.A. de C.V. as Purchaser
j

Exhibit No.	Description	Page
4.07
Partnership Interest Purchase agreement dated January 30, 2009 among Francisco Javier Prado Ovalle, Isaac Prado Ovalle, Recaredo Prado Ovalle, Invergar Participaciones Inmobiliarias, S.L., Isaac Prado Bodelón y Concepción Ovalle Vallinas as Seller and Vimexico, S.A. de C.V. as Purchaser
j

4.08
Trust Agreement dated November 3, 2008 among Vitro Envases Norteamerica, S.A. de C.V. Compañia Vidriera, S.A. de C.V., Vitro Corporativo, S.A. de C.V., Vidriera Toluca, S.A. de C.V., Vitro, S.A.B. de C.V. and Nacional Financiera, S.N.C., División Fiduciaria.
j

4.09	English summary of the Option Agreement dated December 15, 2009 among Skandia Vida, S.A. de C.V., Vitro, S.A.B. de C.V. and Fintech Investments Ltd.	+

4.10	English summary of the Option Agreement dated December 15, 2009 between Vitro, S.A.B. de C.V. and Fintech Investments Ltd.	+

4.11
English summary of the Lease agreement dated December 15, 2009 entered into by and between BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, as Lessor and Compañía Vidriera, S.A. de C.V. as Lessee (as amended).
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
+

+	Filed herewith.

a	Filed as an exhibit to the Registration Statement of Vitro, S.A.B. de C.V. on Form F-4 (File No. 333-135546) and incorporated herein by reference thereto.

b	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference thereto.

c	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference thereto.

d	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference thereto.

e	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference thereto.

f	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference thereto.

g	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report for the year ended December 31, 2002 and incorporated herein by reference thereto.

h	Filed as an exhibit to the Registration Statement of Vicap, S.A. de C.V. on Form F-4 (File no. 333-9498) and incorporated herein by reference thereto.

i	Filed as an exhibit to the Registration Statement of Vitro, S.A. de C.V. on Form F-1 (File no. 33-43660) and incorporated herein by reference thereto.

j	Filed as an exhibit to Vitro, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference thereto.

SIGNATURES
Vitro, S.A.B. de C.V. and Viméxico, S.A. de C.V., hereby certify that they meet all of the requirements for filing on Form 20-F and that they has duly caused and authorized each of the undersigned to sign this annual report on Form 20-F on their behalf.
Date: February 25, 2011

VITRO, S.A.B. DE C.V.,

by	/s/ Hugo Alejandro Lara García Name: Hugo Alejandro Lara García
Title: Chief Executive Officer

by	/s/ Claudio Luis Del Valle Cabello Name: Claudio Luis Del Valle Cabello
Title: Chief Financial and Administrative Officer

VIMÉXICO, S.A. DE C.V.,

by	/s/ Claudio Luis Del Valle Cabello Name: Claudio Luis Del Valle Cabello
Title: Chief Financial and Administrative Officer

Vitro, S.A.B. de C. V. and Subsidiaries
Consolidated Financial Statements 2007, 2008
and 2009 with Report of Independent Registered Public Accounting Firm
(Translation from Spanish Language Original)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Vitro, S.A.B. de C.V.
Garza Garcia, N.L., Mexico
We have audited the accompanying consolidated balance sheets of Vitro, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statement of changes in financial position for the year ended December 31, 2007 and the consolidated statements of cash flows for the years ended December 31, 2008 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2009, their changes in their financial position for the year ended December 31, 2007 and their cash flows for the years ended December 31, 2008 and 2009, in conformity with Mexican Financial Reporting Standards.
As disclosed in note 3 a) to the accompanying consolidated financial statements, the Company adopted the following new Mexican Financial Reporting Standards, which impacted its financial position and results of operations; in 2008: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF D-3, Employee Benefits and NIF D-4, Income Taxes. In 2009: NIF B-8, Consolidated or Combined Financial Statements; NIF C-8, Intangible Assets and D-8, Share-based Payments.
The accompanying consolidated financial statements for the year ended December 31, 2009, have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2008 and 2009, the Company incurred net losses of Ps. 5,682 million and Ps. 754 million, respectively, and one of its business units, which represented 29% of consolidated operating income in 2007 and 11% in 2008, incurred an operating loss in 2009. Additionally, the Company was not in compliance with covenants related to its long-term debt obligations and has received notices of acceleration from its bondholders. As a result, the Company has presented its long-term debt that is currently callable by its creditors as short-term, which has resulted in current liabilities significantly exceeding current assets. As disclosed in Notes 10 and 23 to the accompanying consolidated financial statements, the Company continues to operate normally as it works to achieve its financial restructuring with its creditors. These factors raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include the effects that could result if Company’s plans are unable to be realized.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2009, and the determination of stockholders’ equity as of December 31, 2008 and 2009, to the extent summarized in Note 25.
As disclosed in Note 25 to the accompanying consolidated financial statements, in 2008 the Company adopted the recognition and disclosure provisions of the Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) 820-10 (previously SFAS No. 157, Fair Value Measurements) as it relates to its financial instruments carried at fair value and in 2009 adopted ASC 105-10 (previously SFAS No. 168, Financial Accounting Standards Board Accounting Standards Codification), which establishes the FASB Codification as the source of authoritative accounting principles recognized by the FASB, as well as the recognition and disclosure provisions in relation to nonfinancial assets and liabilities recorded at fair value on a non-recurring basis, the accounting and reporting provisions of ASC 810-10 (previously SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) as it relates to the Noncontrolling interest in a subsidiary, and the accounting and reporting provisions of ASC 855-10 (previously SFAS 165, Subsequent Events) for events that occur after the balance sheet date but before financial statements are issued.
Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited
/s/ Jorge Alberto Villarreal
C.P.C. Jorge Alberto Villarreal
Monterrey, N.L., Mexico
February 24, 2011

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of Mexican pesos)

					Millions of
					US dollars
					(Convenience Translation)
	December 31,				December 31,
	2008		2009		2009
Assets
Cash and cash equivalents	Ps.	1,428	Ps.	2,616	US$	200
Trade receivables, net		4,301		3,201		245
Taxes receivable		589		146		11
Other receivables		1,485		961		74
Inventories, net		4,178		3,172		243

Current assets		11,981		10,096		773

Investment in associated company		996		886		68
Land and buildings, net		8,051		6,774		519
Machinery and equipment, net		7,890		8,001		612
Construction in progress		1,332		563		43
Goodwill		771		721		55
Deferred taxes		3,418		4,515		346
Other assets		1,335		1,096		84

Long-term assets		23,793		22,556		1,727

	Ps.	35,774	Ps.	32,652	US$	2,500

The accompanying notes are an integral part of these consolidated financial statements.

Hugo A. Lara García	Claudio L. Del Valle Cabello
Chief Executive Officer	Chief Financial and Administrative Officer

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of Mexican pesos)

					Millions of
					US dollars
					(Convenience Translation)
	December 31,				December 31,
	2008		2009		2009

Liabilities
Short-term borrowings	Ps.	2,309	Ps.	1,680	US$	129
Current maturities of long-term debt		16,887		16,517		1,265
Trade payables		2,356		1,595		122
Accrued expenses		589		713		54
Derivative financial instruments		3,777		3,328		255
Interest payable		735		2,428		186
Other current liabilities		2,410		1,319		101

Current liabilities		29,063		27,580		2,112

Long-term debt		2,866		1,904		146
Employee benefits		461		66		5
Deferred taxes		11
Taxes payable				850		65
Other long-term liabilities		265		268		20

Long-term liabilities		3,603		3,088		236

Total liabilities		32,666		30,668		2,348

Commitments and contingencies (note 12)

Stockholders’ equity
Capital stock: no par value, 386,857,143 shares issued and outstanding in 2008 and 2009		387		387		30
Restatement of capital stock		7,245		7,245		555

Restated capital stock		7,632		7,632		585
Treasury stock (40,204,310 in 2008 and 2009)		(547)		(547)		(42)
Additional paid-in capital		1,761		1,645		126
Translation effects of foreign subsidiaries		402		370		28
Accumulated deficit		(7,544)		(8,580)		(657)

Controlling interest		1,704		520		40
Noncontrolling interest in consolidated subsidiaries		1,404		1,464		112

Total stockholders’ equity		3,108		1,984		152

Total liabilities and stockholders’ equity	Ps.	35,774	Ps.	32,652	US$	2,500

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Millions of Mexican pesos, except per share amounts)

							Millions of
							US dollars
							(Convenience
							Translation)
	Year ended December 31,						December 31
	2007		2008		2009		2009
Net sales	Ps.	28,591	Ps.	29,013	Ps.	23,991	US$	1,837
Cost of sales		20,187		21,279		17,180		1,316

Gross profit		8,404		7,734		6,811		521
Selling, general and administrative expenses		5,700		6,024		5,482		420

Operating income		2,704		1,710		1,329		101
Total comprehensive financing result		1,660		9,077		2,366		181

Income (loss) after financing cost		1,044		(7,367)		(1,037)		(80)
Other expenses, net		869		495		291		22
Equity in earnings (losses) of associated company				5		(24)		(2)

Income (loss) before taxes		175		(7,857)		(1,352)		(104)
Income tax expense (benefit)		44		(2,175)		(598)		(47)

Net income (loss) for the year	Ps.	131	Ps.	(5,682)	Ps.	(754)	US$	(57)

Net noncontrolling interest income	Ps.	144	Ps.	24	Ps.	33	US$	3
Net controlling interest loss		(13)		(5,706)		(787)		(60)

	Ps.	131	Ps.	(5,682)	Ps.	(754)	US$	(57)

Earnings (losses) per common share (based on weighted average shares outstanding of 341,042,193 for 2007, 342,834,251 for 2008 and 346,652,833 for 2009):
Income (loss) per share	Ps.	0.38	Ps.	(16.57)	Ps.	(2.17)	US$	(0.17)
Noncontrolling interest income		(0.42)		(0.07)		(0.10)		(0.01)

Net controlling interest loss	Ps.	(0.04)	Ps.	(16.64)	Ps.	(2.27)	US$	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Changes in Financial Position
(Millions of Mexican pesos)

	Year ended
	December 31,
	2007

Operating activities:
Net income from continuing operations	Ps.	131
Add (deduct) non-cash items:
Depreciation and amortization		1,414
Provision for employee benefits		261
Early extinguishment of employee benefits		97
Amortization of debt issuance costs		170
Loss from sale of subsidiaries and associated companies		11
Impairment of long-lived assets		122
Loss from sale of long-lived assets		47
Mark-to market of derivative financial instruments		216
Deferred taxes and workers’ profit sharing		(351)

		2,118
Increase in trade receivables		(81)
Increase in inventories		(308)
Increase in trade payables		243
Change in other current assets and liabilities		174
Employee benefits		(472)

Net resources generated by operating activities		1,674

Financing activities:
Proceeds from short-term bank loans		2,602
Proceeds from long-term bank loans		14,289
Amortization in real terms of bank loans		(611)
Payment of short-term bank loans		(4,864)
Payment of long-term bank loans		(9,459)
Debt issuance costs		(293)
Dividends paid to stockholders of Vitro (1)		(136)
Dividends paid to noncontrolling interest		(79)
Purchase of treasury stock		(1)
Other financing activities		487

Net resources generated by financing activities		1,935

	Year ended
	December 31,
	2007
Investing activities:
Investments in land, buildings, machinery and equipment		(2,695)
Proceeds from sale of land, buildings, machinery and equipment		72
Restricted cash		(88)
Investment in subsidiaries		(181)
Proceeds from sale of subsidiaries and associated companies		37
Other long-term assets		(36)
Deferred charges		(302)

Net resources used in investing activities		(3,193)

Net increase in cash and cash equivalents		416

Balance at beginning of year		1,222

Balance at end of year	Ps.	1,638

(1)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Cash Flows
(Millions of Mexican pesos)

						Millions of
						US dollars
						(Convenience
	Year ended December 31,					Translation)
	2008		2009			2009

Operating activities:
Loss before income taxes	Ps.	(7,857)	Ps.	(1,352)	US$	(104)
Items related to investing activities:
Depreciation and amortization		1,469		1,473		113
Gain from sale of long-lived assets		(3)		(209)		(16)
Impairment and retirement of long-lived assets		196		207		16
Foreign exchange loss		79		6		0
Interest income		(58)		(51)		(4)
Equity in (income) loss of associated company		(5)		24		2
Items related to financing activities:
Amortization of debt issuance costs		55		80		6
Derivative financial instruments		3,766		570		44
Foreign exchange loss (gain)		3,655		(1,177)		(90)
Interest expense		2,092		2,750		211
Increase (decrease) for:
Trade receivables		(101)		1,049		80
Inventories		(19)		871		67
Trade payables		(317)		(587)		(45)
Other current assets and liabilities		(93)		381		29
Employee benefits		88		(397)		(30)
Income taxes (paid) recoverable		(211)		358		27

Net cash provided by operating activities		2,736		3,996		306

Investing activities:
Investments in machinery and equipment		(1,798)		(1009)		(77)
Proceeds from sale of machinery and equipment		20		1,410		108
Investment in subsidiaries, net of cash acquired		(63)		(454)		(35)
Other assets		332		18		1
Deferred charges		(262)		(174)		(13)
Interest received		60		54		4

Net cash used in investing activities		(1,711)		(155)		(12)

Excess cash to be applied to financing activities		1,025		3,841		294

					Millions of
					US dollars
					(Convenience
	Year ended December 31,				Translation)
	2008		2009		2009
Financing activities:
Proceeds from (payments of) short-term bank loans	Ps.	1,058	Ps.	(15)	US$	(1)
Interest paid		(2,044)		(943)		(72)
Dividends paid to stockholders of Vitro, S.A.B. de C.V. (1)		(143)
Dividends paid to noncontrolling interest		(131)		(14)		(1)
Issuance of capital stock to noncontrolling interest		22
Proceeds from long-term bank loans		1,976		1,559		119
Payments of long-term bank loans		(1,020)		(2,468)		(189)
Sale of treasury stock		75
Debt issuance costs		(63)		(11)		(1)
Derivative financial instruments		(1,138)		(824)		(63)
Other financing activities		(36)		5		0

Net cash used in financing activities		(1,444)		(2,711)		(208)

Net (decrease) increase in cash and cash equivalents		(419)		1,130		86
Adjustment to cash flows due to exchange rate fluctuations		93		1		0
Deconsolidation of subsidiary		(105)

Cash and cash equivalents:
At the beginning of year (includes restricted cash of Ps. 526 and Ps. 304 at December 31, 2008 and 2009, respectively)		2,163		1,732		133

At the end of year (includes restricted cash of Ps. 304 and Ps. 247 at December 31 2008 and 2009, respectively)	Ps.	1,732	Ps.	2,863	US$	219

(1)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(Millions of Mexican pesos)

									Translation		Retained
	Restated		Treasury stock		Shortfall in				effect of		earnings				Total
	capital		and additional		restatement of		Other		foreign		(accumulated		Noncontrolling		Stockholders’
	stock		paid-in capital		capital		reserves(1)		subsidiaries		deficit)		interest		equity
Balance at January 1, 2007	Ps.	7,632	Ps.	1,816	Ps.	(21,090)	Ps.	(2,302)			Ps.	21,418	Ps.	1,892	Ps.	9,366
Dividends (Ps. 0.37 per share)(2)												(136)				(136)
Decrease in noncontrolling interest														(57)		(57)
Purchase of treasury stock				(1)												(1)
Comprehensive income						(64)		166				(13)		125		214

Balance at December 31, 2007		7,632		1,815		(21,154)		(2,136)				21,269		1,960		9,386
Reclassification for adoption of new Mexican Financial Reporting Standards						21,154		2,136				(22,964)				326
Dividends (Ps. 0.40 per share)(2)												(143)				(143)
Decrease in noncontrolling interest				(676)										(815)		(1,491)
Sale of treasury stock				75												75
Comprehensive loss									Ps.	402		(5,706)		259		(5,045)

Balance at December 31, 2008		7,632		1,214		0		0		402		(7,544)		1,404		3,108
Effect in retained earnings of cancellation of preoperating costs												(12)		(1)		(13)
Effect of liability related to Mexican Tax Reform												(237)				(237)
Increase in noncontrolling interest				(116)										106		(10)
Comprehensive loss										(32)		(787)		(45)		(864)

Balance at December 31, 2009	Ps.	7,632	Ps.	1,098	Ps.	0	Ps.	0	Ps.	370	Ps.	(8,580)	Ps.	1,464	Ps.	1,984

(1)	Includes the initial cumulative effect of deferred tax and the additional minimum liability related to employee benefits.

(2)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2008 and 2009
(Millions of Mexican pesos, except per share amounts)
1.	Activities of the Company
Vitro, S.A.B. de C.V. (Vitro or the Company) is a Mexican holding company, and together with its subsidiaries serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro’s subsidiaries also produce raw materials and equipment and capital goods for industrial use which are vertically integrated into the Glass Containers business unit.
2.	Basis of presentation and principles of consolidation
a)	Basis of presentation
The accompanying consolidated financial statements of Vitro and its subsidiaries (the Company) are prepared on the basis of Mexican Financial Reporting Standards (NIFs or MFRS) as of the date of these consolidated financial statements.
The consolidated financial statements and notes as of December 31, 2009 and 2008 and for the years then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for the year ended December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007; consequently, they are not comparable.
Additionally, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2009, have been translated into United States of America (US) dollars at the rate of Ps. 13.0587 per dollar, the rate of exchange determined by the Banco de México (Mexico’s Central Bank) as of December 31, 2009. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any other rate.
In the consolidated financial statements and these notes, references to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of the United States of America (the United States).

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
b)	Consolidated subsidiaries
Those companies and special purpose entities in which Vitro either, directly or indirectly, controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation.
The investment in associated company is valued under the equity method (see note 20 d).
At December 31, 2009, the main subsidiaries the Company consolidates in each reportable segment and its percentage of share ownership, directly or indirectly, are as follows:

FLAT GLASS	GLASS CONTAINERS	CORPORATE

Viméxico, S.A. de C.V. (91.80%)	Vitro Envases Norteamérica, S.A. de C.V. (100%)	Vitro Corporativo, S.A. de C.V. (100%)

Vidrio y Cristal del Noroeste, S.A. de C.V. (91.80%)(1)	Fabricación de Máquinas, S.A. de C.V. (100%)	Aerovitro, S.A. de C.V.(100%)

Vitro Flotado Cubiertas, S.A. de C.V. (91.80%)	Compañía Vidriera, S.A. de C.V. (100%)	Clinica Vitro, A.C.(100%)

Vidrio Plano de México, S.A. de C.V. (91.80%)	Vidriera Monterrey, S.A. de C.V. (100%)	American Assets Holding, Co. (100%)

Vitro Flex, S.A. de C.V. (91.80%)	Vidriera Guadalajara, S.A. de C.V. (100%)

Cristales Automotrices, S.A. de C.V. (46.81%)	Vidriera Los Reyes, S.A. de C.V. (100%)

Vitro Colombia, S.A. (91.80%)	Vidriera Querétaro, S.A. de C.V. (100%)

Vitro America, LLC. (100%)	Vidriera Toluca, S.A. de C.V. (100%)

Vitro Cristalglass, S.L. (99.29%)(2)	Vitro Packaging, LLC. (100%)

Vitro Chaves Industria de Vidro, S.A. (59.57%)	Vitro Packaging México, S. A. de C.V. (100%)

Vitro Automotriz, S.A. de C.V. (99.92%)	Industria del Álcali, S.A. de C.V. (100%)

Vitro Vidrio y Cristal, S.A. de C.V. (99.99%)	Vidrio Lux, S.A. (100%)

Productos de Valor Agregado en Cristal, S.A. de C.V. (55%) (3)

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
(1)
In July 2007, Viméxico acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (Vitro AFG) from AFG Industries Inc. (AFG Industries), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. (see note 20 b).

(2)
In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated (see note 20 c).

(3)	In August 2007, Vitro Vidrio y Cristal, S.A. de C.V. (Vitro VyC) acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (PVA) (see note 20 a).
c)	Translation of financial statements from foreign subsidiaries
To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are first converted to MFRS. The financial statements are subsequently translated to Mexican pesos considering the following methodologies:
Beginning in 2008, foreign operations whose functional currency is the same as their local currency translate their financial statements to Mexican pesos (the Company’s reporting currency) using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for assets and liabilities; 2) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Through 2007, the financial statements of foreign subsidiaries that operated independently of the Company recognized the effects of inflation of the country in which they operate and were then translated to Mexican pesos using the closing exchange rate in effect at the balance sheet date. In 2007, 2008 and 2009, translation effects are recorded in stockholders’ equity.
Beginning in 2008, foreign operations with a functional currency different from the local currency translate their financial statements from the local currency to the functional currency, using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for monetary assets and liabilities; 2) historical exchange rates for non-monetary assets and liabilities and stockholders’ equity; and 3) the rate on the date of accrual of revenues, costs and expenses, except those arising from non-monetary items that are translated using the historical exchange rate for the related non-monetary item. Translation effects are recorded within comprehensive financing result. Subsequently, to translate the financial statements from the functional currency to Mexican pesos, the methodology described in the preceding paragraph is used.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Recording and functional currencies of foreign subsidiaries are as follows:

Companies in:	Recording Currency	Functional Currency

United States of America	Dollar	Dollar

Europe	Euro	Euro

Central and South America	Local	Dollar
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

f)
Income from operations.- The Company continues to present operating income in the statements of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and cost of sales as well as operating costs. This presentation is comparable with the one used in the consolidated financial statements as of December 31, 2007 and 2008.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
3.	Summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. Some of the significant items subject to this estimates and assumptions include the carrying amounts of land, building, machinery and equipment, intangible assets, goodwill, estimates of valuation of account receivables, inventory, deferred income tax assets, valuation of financial instruments and employee benefits liabilities. The significant accounting policies of the Company are as follows:
a)	Changes in accounting policies
Beginning January 1, 2008 and 2009, the Company adopted the following new NIF’s; consequently the accompanying consolidated financial statements are not comparable.
For Fiscal Year 2008
•
NIF B-2, Statement of cash flows (NIF B-2) — Supersedes Bulletin B-12, Statement of changes in financial position. NIF B-2 permits the presentation of such statement using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this standard should be recognized prospectively; consequently, the Company presents a consolidated statement of cash flows for the years 2008 and 2009, and consolidated statement of changes in financial position for 2007.

•
NIF B-10, Effects of inflation (NIF B-10) — Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold. The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of shortfall in restatement of capital of Ps. 21,154 to retained earnings. NIF B-10 establishes that this accounting change be recognized prospectively.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

Since cumulative inflation over the three fiscal years prior to those ended December 31, 2008 and 2009 was 11.56% and 14.34%, respectively, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2009 include restatement effects recognized through December 31, 2007.

•
NIF D-3, Employee benefits (NIF D-3) — Incorporates current and deferred statutory employee profit sharing (PTU) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes. This change did not have effect in the Company’s financial position.

Additionally, as of December 31, 2008, NIF D-3 removed the recognition of the additional minimum liability, which resulted in the elimination of Ps. 796, of which Ps. 338 was related to the intangible labor obligation asset and Ps. 458 was related to the additional minimum labor obligation in stockholders’ equity. Additionally, Ps. 42 and Ps. 38 were recognized in earnings for the years ended December 31, 2008 and 2009, respectively, for unamortized items as of December 31, 2007.

NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period of the following items to the lesser of five years or the employee’s remaining labor life:

(i)	The beginning balance of the transition liability for termination and retirement benefits.

(ii)	The beginning balance of prior service costs and plan modifications.

(iii)	The beginning balance of actuarial gains and losses from retirement benefits.
•
NIF D-4, Income taxes (NIF D-4) — Eliminated the permanent difference concept; clarifies and incorporate certain definitions, and required that the balance of the initial cumulative effect of deferred income taxes of Ps. 1,810 be reclassified to retained earnings.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
For Fiscal Year 2009
•
NIF B-8, Consolidated or combined financial statements — Establishes that special purpose entities, over which control is exercised, should be consolidated. Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.

As a result of the analysis performed due to the requirements noted above, the special purposes entities that hold accounts receivable related to the Company’s securitization transactions are now included within the consolidated financial statements (see note 10). The condensed amounts and the effect on the balance sheet as of December 31, 2008 resulting from the retrospective application of the standard, as well as comparative presentation as of December 31, 2009 is as follows:

	December				December
	31, 2008		Debit		31, 2008		December
	As Presented		(Credit)		As Restated		31, 2009

Other receivables	Ps.	1,255	Ps.	230 *	Ps.	1,485	Ps.	90
Trade receivables		1,492		2,809		4,301		1,058
Retained undivided interests in securitized receivables		1,213		(1,213)
Short-term borrowings		(1,601)		(708)		(2,309)		(845)
Interests payable		(728)		(7)		(735)		(3)
Long-term debt		(1,755)		(1,111)		(2,866)		(300)

*	Represents restricted cash presented in other accounts receivable.
•	NIF C-8, Intangible assets — Establishes the following significant amendments:
(i)	The intangible asset concept is redefined, establishing that the separability condition is not the only condition needed to be identified.

(ii)
Establishes that the acquisition cost must be considered in the initial valuation, identifying the cases of an individual business acquisition or internally arising business, and requiring that it be probable that future economic benefits must flow to the entity.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
(iii)
Establishes that subsequent disbursements on research and development projects in progress must be recognized as expenses when accrued, if they are part of the research phase, or, as an intangible asset, if they meet the criteria to be recognized as such.

(iv)	The assumption that an intangible asset could not exceed its useful life of twenty years was eliminated.
As a result of adopting this NIF in 2009, the unamortized balance as of December 31, 2008 of capitalized preoperating costs of Ps. 13 net of income tax was written off against retained earnings.
•
NIF D-8 Share-based payments — Eliminates the supplemental condition of International Financial Reporting Standard (IFRS) No. 2, Share-based payments, and establishes the same recognition requirements for share-based payment arrangements. The adoption of this new NIF did not impact the Company’s financial position or results of operations, as the Company adopted the requirements of IFRS 2 as of its effective date.

b)	Changes in accounting estimates

Due to the sale of certain plots of land of its subsidiaries in December 2009, the Company revised the estimated useful life of the assets built on such land to a maximum of 15 years, which is equivalent to the term in the lease agreement for such plots of land. The Company recognized the change in estimate prospectively, which impacted current period earnings by Ps. 26.

c)	Recognition of the effects of inflation

As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation. Until December 31, 2007, the Company recognized effects of inflation by adjusting its financial statements in terms of pesos with the purchasing power of the date the balance sheets was presented.

Vitro’s Mexican subsidiaries previously used the Indice Nacional de Precios al Consumidor (Mexican National Consumer Price Index, or NCPI), published by Banco de Mexico to restate the financial statements. For Vitro’s foreign subsidiaries the Consumer Price Index — All Urban Consumers — All Items, Unadjusted (CPI) published by the US Labor Department was previously used to restate the financial statements, and the restated financial statements were translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s subsidiaries located in Spain for which it applied the Price Consumption Index (PCI), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro of the last period presented.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Through December 31, 2007, such recognition resulted mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the following two captions:
•
Shortfall in restatement of capital — This item, which is an element of stockholders’ equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the increase between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

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

Inflation rates in Mexico for the years ended December 31, 2007, 2008 and 2009, based on the NCPI, are 3.76%, 6.53% and 3.57%, respectively.
d)	Cash and cash equivalents

Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

e)	Investments in securities

According to its intent, from the date of acquisition, the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. The monetary position resulting from the effects of inflation on available-for-sale investment is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

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

f)	Derivative financial instruments

In addition to market, credit and liquidity risks, the Company is exposed to risks such as: natural gas prices, interest rates and foreign exchange currency fluctuations between the peso/US dollar and peso/euro.

The Company has a policy for its derivative financial instruments (DFI) operations, which sets forth the guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording DFI, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables.

For the risk strategies and the surveillance regarding the compliance of the chosen risk, there is a Risk Committee which acts in compliance with the policy, and which is comprised by various Company officials.

The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. The recognition of the changes in the fair value of derivative instruments that are designated as a hedge for accounting purposes depends on if they are fair value hedges or cash flow hedges.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
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

The Company’s derivative financial instruments have not been designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract and stated at fair value. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

g)	Inventories and cost of sales

Inventories are stated at the average purchase price or at the average production price, without exceeding net realizable value. Cost of sales is determined by applying such average amounts when the inventories are utilized or sold at the time of the sale. Through December 31, 2007, cost of sales was previously restated using replacement cost or the latest production cost at the time of the sale.

h)	Investment in associated company

Investment in associated company in which the Company holds 49.7% of its capital stock is valued using the equity method of accounting.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
i)	Land, buildings, machinery and equipment

Expenditures for land, buildings, machinery and equipment, including major maintenance activities and improvements that extend useful lives, are capitalized and beginning on January 1, 2008, are recorded at acquisition cost. Balances arising from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the NCPI through that date. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement was based on the inflation index mentioned above and the exchange rate at the end of each period.

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

Depreciation is calculated using the straight-line method based on the remaining estimated useful lives of the related assets. Depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years

Buildings	15 to 50
Machinery and equipment	3 to 30
Maintenance and repair expenses are recorded as costs and expenses in the period incurred.
j)	Other assets

Other assets primarily include debt issuance costs and the capitalized software costs. They are recorded at acquisition value and, until December 31, 2007, were restated using factors derived from the NCPI. The debt issuance costs are amortized over the term of the related financial liability and capitalized software is amortized over a period of 80 months, which is its expected useful life.

k)	Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
l)	Provisions

Provisions are recognized for current obligations that result from a past event, that are probable to result in the use of economic resources, and can be reasonably estimated.

m)	Goodwill

Goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition and at least once a year is subject to impairment tests. Through December 31, 2007 it was restated using the NCPI. The Company recognizes goodwill corresponding to the controlling interest and beginning in 2009, the noncontrolling interest.

n)	Employee benefits

Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues.

Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method, using nominal interest rates beginning in 2008 and real (inflation-adjusted) interest rates through 2007.

o)	Share-based payment plans

The Company has historically utilized equity incentive plans that permit the Company to grant stock options and nonvested shares (equity awards) to certain employees and directors of the Company. The Company recognizes the fair value of equity awards computed at the award’s grant date over the period in which the requisite service is rendered.

p)	Foreign currency balances and transactions

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

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
q)	Revenue recognition

Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincides with the shipment of products to customers in satisfaction of orders.

r)	Statutory employee profit sharing (PTU)

Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statement of operations. Beginning in 2008 deferred PTU is derived from temporary differences that resulted from comparing the accounting and tax basis of assets and liabilities and, through 2007, resulted from comparing the accounting result and income for PTU purposes. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

s)	Income taxes

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

t)	Earnings (loss) per share

Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) for the controlling interest by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by adjusting consolidated net income and common shares on the assumption that the entity’s commitments to issue or exchange its own shares would be realized. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations as was the case in 2008 and 2009. In 2007 diluted earnings per share was not presented as it is the same as basic earnings per share.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
u)	Foreign subsidiaries as economic hedges

The Company’s management designated some liabilities as economic hedges of their foreign subsidiaries. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign subsidiary covers the investment. Through December 31, 2007, the result from monetary position is measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this hedge for 2007, 2008 and 2009 was a net (loss) gain to comprehensive income, net of income tax, of Ps. (16), Ps. (601) and Ps. 118, respectively.

4.	Trade receivable
a)	Trade receivables

Trade receivables are summarized as follows:

	December 31,
	2008		2009

Trade receivables(1)	Ps.	4,713	Ps.	3,571
Allowance for doubtful accounts and other discounts		(412)		(370)

	Ps.	4,301	Ps.	3,201

(1)
Trade receivables include balances of Ps. 2,850 and Ps. 1,609 as of December 31, 2008 and 2009, respectively, which serve as collateral as part of the Company’s accounts receivable securitization facilities. Although the related trusts in which they are held are included in the Company’s consolidated financial statements, they are legally independent (see Note 3 a).

b)	Other receivables:

Other receivables include Ps. 298 and Ps. 218 of restricted cash as of December 31, 2008 and 2009, respectively. This amount includes Ps. 230 and Ps. 90 from the Company’s account receivable securitization facilities.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
5.	Inventories
Inventories are summarized as follows:

	December 31,
	2008		2009

Semi-finished and finished products	Ps.	2,892	Ps.	2,120
Raw materials		699		474
Packaging materials		86		74
Spare parts		296		243
Refractory		85		94
Merchandise in transit and other		241		318

		4,299		3,323

Less allowance for obsolescence and slow moving parts		121		151

	Ps.	4,178	Ps.	3,172

As of December 31, 2009, inventory of Ps. 237 has been provided as a guarantee for certain of the Company’s short-term financing transactions.
6.	Land, buildings, machinery and equipment
a)	Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2008		2009
Land	Ps.	3,278	Ps.	2,351
Buildings		10,801		10,589
Less: Accumulated depreciation		6,028		6,166

	Ps.	8,051	Ps.	6,774

Machinery and equipment	Ps.	24,734	Ps.	25,399
Less: Accumulated depreciation		16,844		17,398

	Ps.	7,890	Ps.	8,001

b)	In 2007, 2008 and 2009, the Company capitalized CFR of Ps. 10, Ps. 474 and Ps. 3 respectively, directly attributable to the acquisition of qualifying assets.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
c)	Sale of real estate

In December 2006, Vitro sold real estate located in Mexico City for US$100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property.

Vitro guaranteed up to US$80 million in favor of the purchaser payable in the event that the property was not delivered to the purchaser prior to December 2009. As of December 31, 2008, the Company fulfilled all the requirements demanded under the contract. In 2009 the Company received US$5 million and as of the issuance date of these consolidated financial statements is seeking legal remedies for payment of the remaining amount (see note 23 e).

On December 15, 2009, the Company sold, through a trust, seven real estate properties, on which some of its manufacturing facilities are located, receiving US$75 million in the transaction, and has entered into a 15-year lease agreement that allows the Company to continue using such assets. The Company has the right to repurchase the title to these real estate assets in exchange for US$126 million in cash.

Additionally, subject to the occurrence of uncertain future events, the buyer of such properties may exercise an option obtained on the same date requiring the Company to obtain the rights over the trust, and to deliver its own shares and/or a sub-holding subsidiary’s common shares. The option related to the representative shares of the Company’s stockholders equity, would be from the shares that are currently held by the Pension and Stock Option Trusts and the remainder to complete US$75 million would be fulfilled with the delivery of a percentage of the sub-holding subsidiary’s shares, both valued under the terms included in the agreement. The Company has the option to repurchase the sub-holding subsidiary’s shares during the next three years following their delivery.

d)	Fixed assets contributed to a trust

In November 2008, the Company, through one of its subsidiaries, contributed non-productive real estate assets with a book value of Ps. 1,875 as of December 31, 2008 to a trust created for the sole purpose to sell such assets, if necessary, in order to generate the necessary resources to pay off the principal from a US$100 million line of credit obtained from a financial institution. As of December 31, 2008 and 2009, the proceeds drawn against the loan were US$85 million and US$68 million, respectively (see note 23 f).

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
7.	Other assets
As of December 31, 2008 and 2009, the balance in other assets includes Ps. 808 and Ps. 639, of capitalized software costs, respectively, and Ps. 286 and Ps. 255, of debt issuance costs, respectively, as well as Ps. 6 and Ps. 29 of restricted cash, respectively.
8.	Derivative financial instruments
Derivative financial instruments have not been designated as hedges because they do not meet all of the requirements according to MFRS and are therefore classified as trading instruments for accounting purposes.
During 2009, no new derivative financial instruments were purchased. As of December 31, 2009, only those derivative instruments whose purpose is to mitigate the risk of increases in the price of natural gas, which were entered into prior to 2009, remain outstanding, as follows:

					Fair Value
Open derivative financial	Notional				Asset
instruments	MMBTUs*		Period		(liability)

Natural gas swaps with Pemex	8,640,000	**	2010 – 2011	**	Ps.	(191)
Embedded derivatives identified in supply contracts(1)					2

Total open derivative financial instruments					Ps.	(189)

*	Million British Thermal Units.

**
As of December 31, 2009, the Company has hedges for approximately 32% of its estimated consumption at an average price of approximately US$6.80 per MMBTU for 2010 and 19% of its estimated consumption at an average price of approximately US$7.32 per MMBTU for 2011.

(1)	Included in other receivables
The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2009. The sensitivity analysis was performed applying valuation models fully accepted for these types of instruments, and considering changes in the underlying value that imply variances of 10% of the reference price. The additional variances affecting the valuation model such as interest rate and exchange rates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by approximately US$5 million.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
• The following table discloses the derivative financial instruments the Company unwound in 2008:

Summary of unwound derivative financial	Value of unwound positions
instruments	(liability)
Natural gas contracts	Ps.	(2,825)
Foreign exchange options		(1,556)
Interest rate options		133
Total unwound derivative financial instruments		(4,248)
Cash deposited as collateral		1,111

Total unwound derivative financial instruments, net	Ps.	(3,137)

In the fourth quarter of 2008 the Company’s management decided to unwind a majority of its open derivative positions that had been adversely affected due to high volatility experienced in the financial markets, which resulted in a significant devaluation between the peso/US dollar and peso/euro parity, as well as a significant reduction in energy prices.
As of December 31, 2008, certain positions have been unwound for approximately US$325 million and have not been paid. The cash deposited with the third parties as collateral related to these positions is approximately US$85 million (not including interest) and for accounting purposes in accordance with MFRS, is presented net of the derivative financial instruments liability as a right of offset exists.
During February and March of 2009, six out of the seven banks that are counterparties with whom the Company and some of its subsidiaries entered into derivative financial instruments (the Counterparties) have filed law suits in the Supreme Court of the State of New York demanding the payment of US$240 million plus interest and other fees related to the unwound derivative instruments.
The Counterparties have requested that a resolution be sought through the courts by filing a motion for summary judgment. This solution was postponed on various occasions beginning in August 2009 (see notes 23 b and 23 c).
9.	Short-term borrowings
At December 31, 2008 and 2009, the short-term borrowings denominated in pesos totaled Ps. 308 and Ps. 786, respectively, and at December 31, 2008 and 2009 denominated in US dollars totaled Ps. 1,359 and Ps. 404, respectively, and denominated in euros totaled Ps. 642 and Ps. 490, respectively. During 2009, the Company’s weighted average interest rate for short-term borrowings denominated in pesos, US dollars and euros was 11.05%, 10.09% and 4.08%, respectively.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
10.	Long-term debt
Long-term debt consists of the following:

	December 31,
	2008		2009
I. Foreign Subsidiaries (payable in US dollars):

Unsecured debt, floating interest rate based on Fixed Term Deposits (DTF) plus a spread of 6%, principal payable in several installments through 2013	Ps.	13	Ps.	11

Capital lease, with fixed interest rate ranging between 6% and 7.67%, maturing in several installments through 2012		12		44

II. Foreign Subsidiaries (payable in euros):

Unsecured debt, interest rate based on EURIBOR plus a margin ranging from 1.10% to 1.25%, with different maturity dates up to 2014		57		44

Capital leases, floating interest rate based on EURIBOR, plus a margin ranging from 0.625% to 1.25%, with different maturity dates up to 2014		40		37

Fixed interest rate capital leases ranging from 0.84% to 3.84%, with different maturity dates up to 2010		11		2

III. Vitro and Mexican Subsidiaries (payable in US dollars):

11.75% Guaranteed senior unsecured notes due in 2013(1)		2,976		2,811

8.625% Guaranteed senior unsecured notes due in 2012(1)		4,120		3,898

9.125% Guaranteed senior unsecured notes due in 2017(1)		9,593		9,062

Secured debt with fixed interest rate of 7.86%, maturing in several installments through 2011 (see note 6 d)		1,178		892

Capital lease with fixed interest rate of 10.7494%, maturing in several installments through 2016		92		79

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

	December 31,
	2008		2009
Unsecured debt, floating interest rate based on LIBOR plus 8%, maturing in several installments through 2014				392

Secured borrowing related to the glass container businesses’ securitization transactions, guaranteed by trade receivables, fixed interest rate of 10.75%,maturing in 2010		263

Secured borrowing related to the flat glass businesses’ securitization transactions, guaranteed by trade receivables, fixed interest rate of 6.5%, maturing in 2010		298

IV. Vitro and Mexican Subsidiaries (payable in Mexican pesos):

Unsecured medium-term notes, floating interest rate based on 182- day Mexican treasury bonds (CETES) plus a spread of 3.25%, payable in 2009		150		150

Unsecured medium-term notes, floating interest based on TIIE plus a spread of 2.50%, and maturing in 2011		400		400

Secured debt, floating interest rate based on TIIE plus a 4% spread, maturing in several installments through 2014				299

Secured borrowing related to the glass container businesses’ securitization transactions, guaranteed by trade receivables, variable interest rate based on TIIE plus a 4% spread, maturing in 2010		550

Secured borrowing related to the flat glass businesses’ securitization transactions, guaranteed by trade receivables, variable interest rate based on TIIE plus a 4% spread, maturing in 2014				300

Total long-term debt		19,753		18,421
Less current maturities		198		746
Less reclassification of long-term debt(1)		16,689		15,771

Long-term debt, excluding current maturities of long-term debt	Ps.	2,866	Ps.	1,904

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

(1)
As of December 31, 2008 and 2009, the Company was in default under the indentures governing the Senior Notes due 2012, 2013 and 2017 for US$300 million, US$216 million and US$700 million, respectively; therefore, Ps. 16,689 and Ps. 15,771, respectively, were reclassified as short-term. As a result, as of December 31, 2008, other contracts of approximately US$81 million with maturity in 2009, entered into default, of which US$52 million were refinanced.

As of December 31, 2009, the interest rates of EURIBOR, CETES, TIIE, LIBOR and DTF were 1.24%, 4.61%, 8.74%, 0.25% and 4.11%, respectively.
The schedule of contractual principal payments of long-term debt as of December 31, 2009 is as follows:

Year ending December 31,
2011	Ps.	864
2012		142
2013		139
2014		752
2015 and thereafter		7

	Ps.	1,904

The Company is continuing discussions with the Counterparties, its bondholders and its creditors to achieve an organized financial restructuring to improve its financial position. The Company maintains its normal operations as it seeks to achieve a restructuring of its indebtedness (see notes 23 a and 23 c). In addition, the Company has adopted cost reduction initiatives throughout its entire organization, while optimizing production capacity according to its actual level of operation. Also, the Company has significantly reduced its capital expenditures for 2009 and future years.
In May 2009 the Company received notification of an executive mercantile trial initiated by Scotia Bank Inverlat, Casa de Bolsa, S.A. de C.V. Grupo Financiero Scotia Inverlat in its capacity as common representative for the holders of Certificados Bursátiles with the ticker symbol “VITRO 03” demanding payment of Ps. 150.3 plus interest. Evidence and pleas were heard during September and October 2009. At that time the court ruled that the plaintiff had wrongfully conducted this proceeding and therefore, the process would have to be handled as an ordinary mercantile trial. In October 2009, the judge made a definitive ruling against Vitro, and sentenced it to pay the disputed amount plus interest, therefore, the Company filed an appeal against this ruling, requesting that the proceedings begin again, to cancel the liens, to reverse the ruling and to pronounce judgment against the plaintiff and order payment of legal expenses. During April 2010, the appeals court granted Vitro its petition and revoked the decision of the lower court and invalidated the proceedings and ordered the parties to begin the case again.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
In July 2009 the Company and other defendant subsidiaries received notification of an executive mercantile lawsuit brought by RBS Bank in its character as creditor demanding the payment of US$15 million plus interest. During September and October 2009 hearings ended on the evidence and pleas. In October 2009 a preliminary ruling was given requiring the Company to pay the principal amount plus ordinary and default interest. On January 18, 2010 the Company appealed this resolution as well as others that were issued in these proceedings where certain evidence was dismissed. In September 2010 the Court of Appeals accepted one of the appeals being revised, because it had merits due to violation of certain defense rights and order to restart the proceeding to gather evidence by the Company, leaving without effects the first instance judgment and the appeal without merits.
11.	Employee benefits
a)
The Company has a defined benefit pension plan that covers all its personnel, which consists of a lump sum payment or a monthly pension calculated based on the aggregate of a basic pension, an additional seniority pension and an additional pension for equal or less earnings than the ceiling used for the Mexican Social Security Institute.

The retirement ages are as follows:
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

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
b)	The present values of these obligations and the rates used for the calculations are:

	December 31,
	2008		2009
Vested benefit obligation	Ps.	2,514	Ps.	3,052
Nonvested benefit obligation		486		446

Defined benefit obligation		3,000		3,498
Plan assets at fair value		(684)		(1,140)

Unfunded status		2,316		2,358
Unrecognized items:
Prior service costs and plan amendments		(222)		(163)
Unrecognized transition obligation		(138)		(125)
Unrecognized actuarial gains and losses		(1,495)		(2,004)

Projected net liability	Ps.	461	Ps.	66

At December 31, 2008 and 2009 the plan assets presented above, includes 53.3 million Vitro shares.
Assumptions

	December 31,
	2008	2009

Discount rate	10.25%	9.50%
Expected rate of return on plan assets	12.25%	10.50%
Rate of compensation increase	3.50%	3.50%
c)	Net periodic cost consists of:

	Year ended December 31,
	2007		2008		2009

Service cost	Ps.	96	Ps.	143	Ps.	81
Interest cost		149		268		287
Amortization of unrecognized prior service costs		56		72		68
Actuarial gains and losses		48		177		91
Effect of reduction and early liquidation		97
Expected yield on plan assets		(88)		(166)		(82)

Net periodic cost	Ps.	358	Ps.	494	Ps.	445

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Certain unrecognized items as of December 31, 2007 are being amortized to results of operations within a maximum period of 5 years or the employee’s remaining service life, if less. Through December 31, 2007, these items were amortized to results of operations based on the employee’s average remaining labor life. Starting in 2008, unrecognized items incurred from January 1, 2008 are amortized to results of operations based on the employees’ average remaining service lives, which is between 10 and 16 years. This change represented a charge to current earnings of Ps. 42 and Ps. 38 in 2008 and 2009, respectively.
d)	Changes in present value of the defined benefit obligation:

	Year ended
	December 31
	2008		2009
Present value of the defined benefit obligation as of January 1	Ps.	3,319	Ps.	3,000
Service cost		143		81
Interest cost		268		287
Benefits paid		(526)		(431)
Actuarial (gain) loss		(112)		561
Deconsolidation of Comegua		(92)

Present value of the defined benefit obligation as of December 31	Ps.	3,000	Ps.	3,498

e)	Changes in fair value of plan assets:

	Year ended December 31,
	2008		2009

Fair value of plan assets as of January 1	Ps.	1,548	Ps.	684
Expected return		166		82
Actuarial losses		(912)		(39)
Contributions made by the Company		140		774
Benefits paid		(258)		(361)

Fair value of plan assets as of December 31	Ps.	684	Ps.	1,140

Classification of plan assets as of December 31, 2009:

	Expected Yield	Actual Yield

Capital instruments (Vitro A shares)	13.00%	3.00%
Other	8.67%	4.42%

The rate of return on the plan assets is determined using a composition of 42% of Vitro’s shares and 58% in investments in securities.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
12.	Commitments and contingencies
a)
In October 2000, several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 90 Megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energía de Monterrey, S. de R.L. de C.V.

b)
The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 541, Ps. 646 and Ps. 794, respectively.

Future minimum lease payments under these agreements are as follows:

2010	Ps.	861
2011		809
2012		714
2013		664
2014		620
2015 and thereafter		626
c)
As part of the disposal of Anchor Glass Containers Corporation (Anchor) in August 1996, in a transaction approved by the U.S. Bankruptcy Court, the Company entered into a term sheet which contemplated an agreement pursuant to which the Company would provide to the Pension Benefit Guaranty Corporation (PBGC), a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets New Anchor. The amount of the guaranty was originally limited to US$70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by US$7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

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

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

On June 20, 2003, the PBGC wrote to the Company, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of US$219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than US$122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of the Company’s limited guaranty had occurred. Accordingly, to such letter, the PBGC demanded payments pursuant to the term sheet of US$7 million on or before August 1, 2003 and of US$3.5 million semiannually through August 1, 2011. The Company intends to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by the Company. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, the Company will establish an appropriate accounting reserve. As of this date, the Company has not established any reserves in connection with such potential liability.

d)
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

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. This position goes against the claims sustained in the first trial and was filed after Pilkington specifically desisted from this action after the first trial. Accordingly, Vitro also expects to obtain a favorable resolution from this claim. In this proceeding all evidence and allegations were submitted and the Company is awaiting the final ruling.

e)
On June 23, 2008, the Company initiated litigation against Banamex, S.A., Institución de Banca Múltiple, a subsidiary of Grupo Financiero Banamex, S.A. and Citigroup, requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares due to a violation of its by-laws.

According to the Company’s by-laws, no foreign individual or legal entity or Mexican company without a foreign exclusion clause may own or acquire Vitro shares. Such by-laws also specify that in the event this restriction is violated, the holding or acquisition shall be null, and the Company shall not recognize the acquirer as an owner, nor can the latter exercise corporate or economic rights inherent to the shares. A cautionary measure was granted by the court_____to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure, nonetheless it was not possible to implement.

In January 2010 a district judge ruled in favor of Banamex. Vitro is contesting the irregular purchase of these shares amounting to 14.9% of its common stock outstanding. The Company has submitted its appeal in a timely and correct manner to this sentence issued by a lower court.

On August 18, 2010, the Appeals Court issued a resolution denying the recourse presented by Vitro opposing the decision issued by the lower court. At this time, Vitro is preparing to present a final appeal through an “Amparo” against the decision issued by the Appeals Court.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
13.	Foreign currency operations
a)	At December 31, 2009, the foreign currency denominated assets and liabilities of the Company’s Mexican subsidiaries consist of the following:

	Millions of
	dollars		Mexican pesos
Monetary assets	US$	227	Ps.	2,969
Inventories		16		209
Fixed assets		194		2,533
Monetary liabilities		1,817		23,729
b)	Foreign currency operations of the Company’s Mexican subsidiaries for the year ended December 31, 2009, consisted of the following:

	Millions of
	dollars		Mexican pesos
Exports	US$	484	Ps.	6,568
Imports		183		2,487
Interest expense, net		159		2,158
c)	The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2009, consisted of the following:

			Central
			and
	United		South
	States		America		Europe

Net sales	Ps.	6,834	Ps.	624	Ps.	1,506
Operating income (loss)		(148)		96		(190)
Total assets		1,948		718		2,525
Total liabilities		875		188		1,317
Capital expenditures		82		8		10
d)	The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated financial statements at the following dates were:

	US dollar		Euro

December 31, 2007	Ps.	10.8662	Ps.	15.9526
December 31, 2008		13.8325		19.2534
December 31, 2009		13.0587		19.5789
On September 27, 2010, the exchange rate was Ps. 12.5168 per US dollar and Ps. 16.8539 per Euro.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
14.	Stockholders’ equity
a)	The capital stock of the Company consists of 386,857,143, ordinary, nominative, fully paid common shares, without par value, at December 31, 2008 and 2009.
b)
The Company maintains an Employee Stock Option Plan established in March 1998 (the Plan). The Plan specifies the amount of shares, time and initial exercise price. The vesting period of the options is five years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

									Total
Options	2000		2001		1998*		2002		Outstanding

Options granted		4,851,900		3,204,800		940,950		3,941,950

Options cancelled or exercised at December 31, 2009		3,986,950		2,827,950		478,050		3,208,150

Options outstanding at December 31, 2009		864,950		376,850		462,900		733,800	2,438,500

Exercise price	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	During the year 2001, the Company modified the price of the 940,950 options granted in 1998 and its maturity date to 2011.
The closing price of the Company’s shares on the BMV on December 31, 2009 was Ps. 8.24.
The estimated fair value of the options was made on the grant date using the Black-Scholes option-pricing model.
c)
At December 31, 2008 and 2009, the Company held 40,204,310 of treasury shares, which includes 11,739,741 and 39,758,810 shares held by the Stock Option Trust (see note 14 b) at December 31, 2008 and 2009, respectively.

d)
Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2008 and 2009, the legal reserve, in historical pesos, was Ps. 72.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
e)
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

At December 31, 2009, the majority interest stockholders’ equity tax account, corresponding to the contributed capital account and the net tax income account was Ps. 2,513 and Ps. 2,375, respectively.
f)	Dividends declared and paid:

	Dividend Amount
Stockholders’	Nominal		Restated
meeting date	Value		Value			Payment Date
March 28, 2007	Ps.	133	Ps.	136	*	April 2007
April 17, 2008		143		143		May 2008

*	This amount is restated for inflationary effect until December 31, 2007.
During 2009 no dividends were paid.
g)	Noncontrolling interest in consolidated subsidiaries consists of the following:

	December 31
	2008		2009

Capital stock	Ps.	457	Ps.	443
Paid in capital		616		736
Translation effects of foreign subsidiaries		235		155
Retained earnings		96		130

	Ps.	1,404	Ps.	1,464

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
h)	Controlling interest consists of the following:

	December 31, 2009
	Value		Restatement*		Value
Capital stock	Ps.	387	Ps.	7,245	Ps.	7,632
Treasury stock		(223)		(324)		(547)
Paid-in capital		355		1,290		1,645
Translation effects of foreign subsidiaries		370				370
(Accumulated deficit) retained earnings		(11,144)		2,564		(8,580)

	Ps.	(10,255)	Ps.	10,775	Ps.	520

*	Amounts are restated for inflationary effect until December 31, 2007.
15.	Total comprehensive financing result
The following represents a summary of the Company’s total comprehensive financing result for the periods presented:

	Year ended December 31,
	2007		2008		2009
Interest expense on debt denominated in US dollars	Ps.	1,698	Ps.	1,703	Ps.	1,847
Interest expense on debt denominated in pesos		130		157		300
Interest income		(175)		(58)		(51)
Derivative financial instruments		201		3,766		570
Exchange loss (gain)		94		3,222		(976)
Gain from monetary position		(471)
Other financing expenses, net		183		287		676

	Ps.	1,660	Ps.	9,077	Ps.	2,366

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
16.	Other expenses (income), net
The following represents a summary of the Company’s other expenses (income), net for the periods presented:

	Yeard ended December 31,
	2007		2008		2009
Restructuring charges	Ps.	7	Ps.	185	Ps.	265
Impairment of long-lived assets		122		196		207
(Gain) loss from sale of long-lived		47		(3)		(209)
(Gain) loss from sale of subsidiaries		11
Early extinguishment of employee retirement obligations		97		69
Fees and costs for extinguishment of debt		488				7
Statutory employee profit sharing		54		10		13
Other		43		38		8

	Ps.	869	Ps.	495	Ps.	291

17.	Tax loss carryforwards
At December 31, 2009, tax loss carryforwards consist of the following:

	Tax loss carryforwards
	Controlling		Noncontrolling
Expiration Year	interest		interest
2010	Ps.	106	Ps.	4
2011		280		1
2012		466		1
2013		156
2014		421
2015		132
2016		266		1
2017		111
2018		962		59
2019		1,601		51

	Ps.	4,501	Ps.	117

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
18.	Income and asset taxes
a)	In accordance with the Mexican tax law, the Company in 2008 and 2009 is subject to ISR and IETU. Until 2007, the Company was subject to ISR and IMPAC.

ISR.- The Company pays ISR, together with subsidiaries on a consolidated basis in proportion to Vitro’s voting interest in its Mexican subsidiaries. The ISR rate is 28% for 2007, 2008 and 2009, and, based on changes to the ISR Law on December 7, 2009, will be 30% for 2010 to 2012, 29% for 2013 and 28% for 2014 and subsequent years.

The foreign subsidiaries calculate their ISR based on the individual results of each subsidiary pursuant to the specific tax regimes in each country.

Within the amendments to the ISR Law of 2009, to become effective beginning in 2010, states that: a) ISR relating to tax consolidation benefits obtained from 1999 through 2004 should be paid in installments beginning in 2010 through 2015, and b) ISR relating to tax benefits obtained in the 2005 tax consolidation and thereafter, should be paid during the sixth through the tenth year after that in which the benefit was obtained. Payment of ISR in connection with tax consolidation benefits obtained from 1982 (tax consolidation starting year) through 1998 may be required in those cases provided by law.

The effects in the financial information, resulting from the approval of changes to the ISR Law related to the consolidation regime resulted in a decrease in shareholders’ equity within retained earnings of $237, an increase of $564 in deferred tax assets and $85 in recoverable taxes, and an increase in taxes payable of $886 (including $36 payable in the short term).

IETU.- On January 1, 2008, the IETU went into effect. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU law, less certain authorized deductions. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU law establishes that the IETU rate will be 16.5% in 2008, 17.0% in 2009, and 17.5% in 2010 and subsequently. Similarly, the IMPAC Law was repealed upon enactment of the IETU Law, however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law. In addition, as opposed to ISR which allows for fiscal consolidation, companies that expect to incur IETU must file individual returns.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Based on its financial projections and according to INIF 8, Effects of the Business Flat Tax, the Company determined that it will basically pay ISR. Therefore, it only recognizes deferred ISR.

IMPAC.- Through 2007, the Company paid tax on assets on a consolidated basis in proportion to Vitro’s voting interest in its Mexican subsidiaries. In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts.

b)	The income and asset tax expense (benefit) included in the Company’s results are:

	Year ended December 31,
	2007		2008		2009
Current	Ps.	395	Ps.	123	Ps.	(3)
Deferred		(145)		(2,298)		(595)

		250		(2,175)		(598)

Asset tax		(206)

	Ps.	44	Ps.	(2,175)	Ps.	(598)

c)	Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,
	2008		2009
Allowance for doubtful accounts	Ps.	42	Ps.	125
Reserve for employee benefits		231		286
Tax loss carryforwards		1,201		2,550
Intangible asset		667		700
Fixed assets		(18)		(27)
Derivative financial instruments		1,441		984
Inventories		35		51
Other		407		185

Total		4,006		4,854
Valuation allowance		(599)		(339)

	Ps.	3,407	Ps.	4,515

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

	December 31,
	2008		2009
Balance:
Deferred tax assets	Ps.	3,418	Ps.	4,515
Deferred tax liabilities		(11)

	Ps.	3,407	Ps.	4,515

d)	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	Year ended December 31,
	2007	2008	2009
Effective income tax rate	25%	28%	44%
Asset tax presented as income tax	120
Intangible asset	(28)	(2)
Sale of subsidiaries	8
Foreign subsidiaries	(5)	(3)	(6)
Effect of inflation	(2)	4	7
Effect of reduction in statutory rate on deferred ISR			(1)
Valuation allowance	(15)	4	(20)
Nondeductible expenses	(10)		4
Other	(65)	(3)

Statutory income tax rate	28%	28%	28%

e)
The deferred income tax effect, reduced from the movements in stockholders’ equity for insufficiency in restated stockholders’ equity, the effect of cancelling preoperating costs, the equity effect of the additional labor liability as well as from the exchange loss capitalized in the translation effect of foreign subsidiaries is presented as follows:

	Year ended December 31,
	2007		2008		2009
Income tax effect of:
Shortfall in restatement of capital:	Ps.	119
Minimum labor liability		(126)
Effect of cancelling preoperating costs					Ps.	6
Translation effects of foreign subsidiaries			Ps.	234		(44)

	Ps.	(7)	Ps.	234	Ps.	(38)

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
19.	Related party transactions
The transactions with related parties, carried out in the ordinary course of business, were as follows:
a)
Arrangements with respect to real estate.- On certain occasions, until October 2008, the Company used real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. The Company paid an annual fee for the right to use these properties for a specified number of days per year. Additionally, it had agreed to pay maintenance and operating costs. In 2007 and 2008, the aggregate amounts paid as annual fees were approximately Ps. 10, and Ps. 8, respectively.

b)
Goods sold.- The Company sells flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2007, 2008 and 2009, the aggregate amount of these sales was Ps. 69, Ps. 71 and Ps. 56, respectively.

Empresas Comegua, S.A., an associated company, sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, its noncontrolling interest. In 2007, 2008 and 2009, the aggregate amount of these sales was US$9 million, US$20 million and US$12 million, respectively.

c)
Purchase of supermarket coupons.- The Company purchases supermarket coupons for its employees at a supermarket store in which one member of its board of directors is a shareholder. In 2008 and 2009, the amount of these purchases was Ps. 80 and Ps. 90, respectively.

d)
Sale of real estate.- In 2007, a member of the Company’s Board of Directors, purchased an unused parcel of real estate from one of its subsidiaries. The price of the real estate was US$5.4 million. The Company received several offers for the property and such member of the Board made the highest offer. The transaction was approved by the Company’s Audit Committee in accordance with its charter at the time.

e)
Compensation.- For the years ended December 31, 2007, 2008 and 2009, the aggregate compensation the Company paid to its directors and senior managers was approximately Ps. 273, Ps. 183 and Ps. 229, respectively. This amount includes fees, salaries, the use of certain assets and services, variable compensation and retirement benefits.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
20.	Business dispositions and acquisitions
a)
Acquisition of 55% of the shares of PVA.- In August 2007, Vitro VyC acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps. 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85 in 2007. During the first half of 2008, pursuant to the guidelines established in NIF B-7, Business Acquisitions, the items comprising such goodwill were analyzed further and Ps. 61 was reclassified as an intangible asset.

b)
Acquisition of 50% of the shares of Vidrio y Cristal del Noroeste, S.A. de C.V. (formerly Vitro AFG).- In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) for a purchase price of US$6 million. In accordance with NIF C-15, Impairment of Long-Lived Assets and Their Disposal, the Company recognized an impairment charge of Ps. 91 related to the termination of the joint venture with AFG Industries.

With the closing of this transaction, Viméxico terminated the joint venture and became the sole-owner of this entity, located in Mexicali, Baja California, Mexico, whose primary operations include the manufacturing, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons on an annual basis.

c)
Purchase of 40% of Vitro Cristalglass.- In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527). The difference between the purchase price and the book value resulted in a charge of Ps. 60, recorded in majority stockholders’ equity.

In January 2009 a revised payment was agreed upon with the previous partner, by extending it through the 2009-2010 periods, and that the purchase of the partnership interest in Vitro Cristalglass would be made through the same company and that subsequently, there would be a capital reduction.

d)
Deconsolidation of Empresas Comegua, S.A. — In November 2008, the Company announced that together with its two Central American partners, decided to modify the corporate by-laws of Comegua regarding the control of its operations. As a result, beginning on that date, the Company now accounts for its 49.7% participation in Comegua under the equity method.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Comegua’s relevant data is as follows:

	Year ended December 31,
Condensed consolidated balance sheet:	2008		2009

Assets:
Cash and cash equivalents	Ps.	74	Ps.	128
Trade receivables		775		628
Inventories		505		442
Fixed assets and other long-term assets		2,366		2,159

Total assets		3,720		3,357

Liabilities:
Trade payables		474		538
Short-term borrowings		389		773
Long-term debt and other liabilities		851		264

Total liabilities	Ps.	1,714	Ps.	1,575

	Year ended		From January 1				Year ended
	December 31,		to November 30,		December		December 31,
Condensed consolidated income statements:	2007		2008		2008		2009

Net sales	Ps.	2,127	Ps.	2,159	Ps.	233	Ps.	2,064
Cost of sales		1,546		1,584		163		1,369

Gross profit		581		575		70		695
Selling, general and administrative expenses		437		449		50		582

Operating income		144		126		20		113
Total comprehensive financing result		30		56		8		95
Other expenses (income), net		51		17		(2)		13
Income tax expense		24		23		4		55

Net income (loss)	Ps.	39	Ps.	30	Ps.	10	Ps.	(50)

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
21.	Business segment data
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
The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products

Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.

Flat Glass	Flat glass for the construction and automotive industries.
Segment data is presented as follows:

	Glass		Flat		Corporate &
2007	Containers		Glass		Eliminations		Consolidated

Net sales	Ps.	14,676	Ps.	13,605	Ps.	361	Ps.	28,642
Intersegment sales		37		14				51
Consolidated net sales		14,639		13,591		361		28,591
Operating income (loss)		2,054		782		(132)		2,704
Total assets		17,803		13,708		2,312		33,823
Capital expenditures		2,328		324		43		2,695
Depreciation and amortization		870		480		64		1,414
Goodwill		3		870				873
Impairment		31		91				122

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

	Glass		Flat		Corporate &
2008	Containers		Glass		Eliminations		Consolidated

Net sales	Ps.	15,524	Ps.	13,230	Ps.	342	Ps.	29,096
Intersegment sales		40		43				83
Consolidated net sales		15,484		13,187		342		29,013
Operating income (loss)		1,661		186		(137)		1,710
Total assets		19,723		15,358		693		35,774
Capital expenditures		1,538		255		5		1,798
Depreciation and amortization		897		484		88		1,469
Goodwill				771				771
Impairment				196				196

	Glass		Flat		Corporate &
2009	Containers		Glass		Eliminations		Consolidated

Net sales	Ps.	12,452	Ps.	11,453	Ps.	229	Ps.	24,134
Intersegment sales		67		76				143
Consolidated net sales		12,385		11,377		229		23,991
Operating income (loss)		1,956		(591)		(36)		1,329
Total assets		21,878		15,029		(4,255)		32,652
Capital expenditures		735		264		10		1,009
Depreciation and amortization		854		575		44		1,473
Goodwill				702		19		721
Impairment				207				207

Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

Year ended December 31,
2007	2008		2009
US$601	US$	600	US$	484

Certain geographic information about the Company’s operations is summarized as follows:

	Year ended December 31,
	2007		2008		2009

Net sales (1) to customers in:
Mexico	Ps.	12,008	Ps.	12,831	Ps.	11,152
All foreign countries, mainly the United States, Canada and Europe		16,583		16,182		12,839

	Ps.	28,591	Ps.	29,013	Ps.	23,991

(1)	Net sales are attributed to countries based on the location of the customer.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in 2007 and 2008, and 3% in 2009.
Geographical information of land and buildings, machinery and equipment, and construction in progress is summarized as follows:

	December 31,
	2007		2008		2009

Land and buildings, machinery and equipment
Mexico	Ps.	14,960	Ps.	15,816	Ps.	14,062
All foreign countries, mainly the United States, Europe, Central and South America		2,881		1,457		1,276

	Ps.	17,841	Ps.	17,273	Ps.	15,338

22.	New accounting principles

As part of its efforts to converge Mexican standards with international standards, during 2009, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (INIF), applicable to profitable entities, which become effective as follows:

a)	For the fiscal year that begin on January 1, 2010:
C-1, Cash and cash equivalents
Improvements to NIFs for 2010
INIF 14, Construction contracts, sale of real property and rendering of related services
INIF 17, Service concession contracts
Some of the most important changes established by these standards are:
NIF C-1, Cash and cash equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions; NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
Improvements to NIFs for 2010 — The main improvements generating accounting changes that must be recognized retroactively are:
NIF B-1, Accounting changes and correction of errors, requires further disclosures in case the Company applies a particular Standard for the first time.
NIF B-2, Statement of cash flows, requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.
NIF B-7, Business acquisitions, requires recognition of intangible assets or provisions because the acquired business has a contract whose terms and conditions are favorable or unfavorable with respect to market, only when the acquired business is the lessee in an operating lease. This accounting change should be recognized retroactively and not go further than January 1, 2009.
NIF C-7, Investments in associated companies and other permanent investments, modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.
NIF C-13, Related parties, requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.
INIF 14, Construction contracts, sale of real property and rendering of related services, is a supplement to Bulletin D-7, Construction and manufacturing contracts for certain capital assets, and requires segregation of the different components of the contracts in order to define whether the contract refers to construction of real property, sale of real property, or rendering related services, and establishes the rules for recognizing revenue and related costs and expenses, based on the different elements identified in the contract. INIF 14 provides guidance for the appropriate use of the percentage-of-completion method for revenue recognition.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
INIF 17, Service concession contracts, is a supplement to Bulletin D-7, Construction and manufacturing contracts for certain capital assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment. It also establishes that when the operator renders construction or improvement services, as well as operation services under the same contract, revenues should be recognized for each type of service, based on the fair value of each consideration received at the time the service is rendered. When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration. Also, INIF 17 establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value. Revenues from operation services should be recognized as the services are rendered.
b)	For the fiscal year that begins on January 1, 2011:

NIF B-5, Financial segment information, uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or homogenous client groups. NIF B-5 does not require different risks among business areas to separate them. It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers and suppliers. Like the previous Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public.

At the issuance date of these consolidated financial statements, the Company continues determining the effects of adopting these new standards on its financial information.

c)	International financial reporting standards

In January 2009, the Mexican Banking and Securities Commission published amendments to its National Securities Law, making it compulsory for public entities to prepare and present their financial statements using International Financial Accounting Standards beginning 2012 (early adoption is permitted).

At the issuance date of these consolidated financial statements, the Company continues determining the effects of adopting International Financial Accounting Standards as it relates to its consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
23.	Subsequent Events
a)	Debt

On January 4, 2010, the Company received, from a group of its bondholders, a Notice of Acceleration of payment for the Senior Notes due 2012 and 2017. A minority group of at least twenty five percent of the bond holders may request the Notice of Acceleration, which is considered a standard operating procedure when an issuer is in default. As of the issuance date of these consolidated financial statements, the outstanding principal amount of these Notes is US$1,000 million.

In accordance with the Mexican Bankruptcy Law (Ley de Concurso Mercantil), if more than thirty five percent of a company’s outstanding obligations are past due, the company itself, any creditor or the public ministry could request that the company declare bankruptcy.

On April 12, 2010, the Company announced that it received a document on letterhead of the U.S. Bank National Association, which serves as trustee of the Senior Notes due 2013, entitled “Notice of Default and Acceleration” referenced to the 2013 Notes. The outstanding principal amount of these Notes, as of the issuance date of these consolidated financial statements, is US$216 million.

In August, 2010 the Company refinanced the credit lines in euros from its subsidiary in Spain, Vitro Cristalglass, S.L., extending the term for three years from the agreement signature in amount of 44.8 million euros.

b)	Derivative financial instruments

On April 12, 2010 the judge of the Supreme Court of the State of New York issued a ruling regarding the request for summary judgment made by Vitro’s counterparties in financial derivatives transactions. The judge granted Vitro’s counterparties’ motions as to liability only and denied them as to the amounts sought by said counterparties, finding that the financial institutions had not provided sufficient and reasonable detail to verify the methods and accuracy of their calculations. The Court then referred the issue of damages to a Special Referee for further proceedings and recommendation to the Court, and held the motions for summary judgment in abeyance pending receipt of the report of the recommendations of the Special Referee.

On June 7, 2010, the Company reached agreements to settle the amount related to DFIs. Vitro reached an agreement to settle the amount related to derivative financial instruments (“DFIs”) with Calyon, London Branch (“Calyon”). In addition, on September 6, 2010 the Company reached a settlement agreement with Fintech Investments Ltd. (“Fintech”), the firm that recently acquired the DFIs claims, previously owned by Credit Suisse International, Deutsche Bank AG, London Branch, Merrill Lynch Capital Services, Citibank, N.A., Barclays Bank, PLC and Cargill, Incorporated.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
The amount of the settlement agreed with Calyon and Fintech is US$67.3 MM and US$190.0 MM, including interest for US$3.9 and US$13.6, respectively, recognized by the Company.

As a result of these settlements, all of the lawsuits related with the DFIs have been dismissed.

c)	Status or the Restructuring process

As part of Company’s debt restructuring discussions with creditors (see note 10), the Company has presented a restructuring counterproposal (the “Counterproposal”) to representatives of certain holders of Senior Notes, The Counterproposal for the restructuring includes the Senior Notes and other impaired debt.

While the proposal was not accepted, in order to reach a consensual restructuring agreement, the Company is working on a consent solicitation statement.

The Company believes that the proposal included in the Consent will assure the sustainability of the Company and significantly enhancing the worthiness of its restructured debt. Additionally, the Company believes that the proposal represents a higher recovery than the average market price for the last six months of the senior notes due 2012, 2013 and 2017.

The Company continues to negotiate with the Ad Hoc Bondholder Committee in an effort to secure their support of the Consent in advance of its launch but there can be no assurances that such support will be achieved.

d)	Natural disasters

In April 2010, the Company’s flat glass facility in Mexicali and the inventories in that plant sustained damage as a result of an earthquake. The plant resumed normal operations in 7 days. The Company is working to recover the amount of the damages through the insurance companies

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)

On July 1, 2010, manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Float glass manufacturing and automotive processing facilities and facilities at Álcali suffered significant damage and were forced to temporarily suspend operations. In particular:

•
Two of four automotive glass manufacturing facilities (both located in García) were affected by this event; however, because of current inventory levels and measures taken to restore production in the succeeding days, the Company was able to minimize the impact for original equipment manufacturer (“OEM”) clients and auto glass replacement clients;

•
Two of three float glass manufacturing facilities (both located in García) were also affected by this event; one of the affected facilities resumed normal operations initially in the last week of July; however, its operations were temporarily suspended due to stability issues and it resumed operations again in the last week of August; the other affected facility is expected to resume operations in October; float glass facility in Mexicali, which is currently operating at 100% capacity, is temporarily supplying glass to its OEM glass processing plants; and

•
Facilities at Álcali suspended operations for a few days and a portion of Álcali’s end-product, raw material and packaging inventories were damaged; however, the Company was able to minimize the impact on its clients by working jointly to supply only the minimal amount necessary for them to continue operating.

The Company has not yet determined the full impact on its operating results of the damage caused by Hurricane Alex. The Company expects such damages will be covered by insurance less any applicable deductibles; however, it can provide no assurance as to the amount and timing of such recovery.
e)	Receivable from sale of real estate

On August 16, 2010, final decision in first instance was issued in which it absolved the purchaser of the real estate sold by the Company of the remaining payment claimed. The Company has filed an appeal against the decision, which is pending to be resolved. The Company and its legal counsel believe it has sufficient evidence to obtain a favorable final ruling on this issue (see note 6 c).

f)
On August 24, 2010, the Company finalized the sale of non-productive properties, amounting to US$63.8 million. The resources of such sale, and US$5.5 million was contributed in addition by the Company, were intended to pay a debt that is owed to a trust (see note 6 d), by paying in full the balance of US$69.3 million to that date and therefore recovering the property of their two corporate office buildings, which were part of the assets that were originally provided as collateral for such support.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of Mexican pesos, except per share amounts)
24.	Authorization of financial statements issuance
On September 27, 2010, the issuance of the consolidated financial statements was authorized by Hugo A. Lara García, Chief Executive Officer and Claudio L. Del Valle Cabello, Chief Financial and Administrative Officer.
These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

25.	Differences between MFRS and U.S. generally accepted accounting principles

The Company’s consolidated and combined financial statements are prepared in accordance with MFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or Codification for short, on January 15, 2008 and it became effective in 2009. At that time all previous U.S. GAAP reference sources became obsolete. The Codification organizes several U.S. GAAP pronouncements under approximately 90 accounting topic areas. The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the Securities and Exchange Commission (“SEC”) of the United States of America. Included in Notes 25 and 26 are references to certain U.S. GAAP Codifications (“ASC”) that were adopted in 2009 and certain ASC’s that have yet to be adopted by the Company.

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

Beginning on January 1, 2008 as disclosed in note 3a), in accordance with new NIF B-10, “Effects of Inflation”, the Company discontinued the recognition of inflation in its financial statements under MFRS as the cumulative inflation for the preceding three years was less than 26%. This resulted in the elimination of certain reconciling items between MFRS and U.S. GAAP in 2008 and 2009. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the SEC).

The other differences between MFRS and U.S. GAAP and the effect on consolidated net income (loss) and consolidated stockholders’ equity are presented below:

	Year ended December 31,
	2007		2008		2009			2009
								(US$ millions)
								(Convenience
	(Ps. millions)							Translation)
Reconciliation of Net Income (Loss):
Net income (loss) as reported under MFRS	Ps.	131	Ps.	(5,682)	Ps.	(754)	US$	(58)

U.S. GAAP adjustments:
Deferred income taxes (see b)		55		(707)		(1,130)		(86)
Monetary position result on deferred income taxes (see c)		31		—		—		—
Capitalization of interest (see d)		16		(358)				—
Amortization of capitalized interest (see d)		(36)		(39)		(19)		(2)
Goodwill (see e)				(43)		—		—
Effect of applying Bulletin B-10 (see f)		(36)		(3)		—		—
Effect of ASC 715 (previously SFAS No. 158 ) (see j)		—		23		(30)		(2)
Fair value of financial instruments (see g)		—		75		(8)		(1)
Discontinued operations (see h)		26		—		—		—
Employee retirement obligations (see j)		(15)		36		26		2
Purchase of Visteon’s capital investment (see k)		5		5		9		1
Sale of real estate (see m)		429		386		—		—
Impairment of long-lived assets (see n)		(10)		(45)		15		1
Deconsolidation of Comegua (see i)		(20)		(16)		—		—
Sale- leaseback transaction (see p)		—		—		(278)		(21)
Fintech option liability (see p)						(181)		(14)
Impact of changes in income tax law (see q)						(237)		(18)

Total U.S. GAAP adjustments		445		(686)		(1,833)		(140)

Net (loss) income under U.S. GAAP	Ps.	576	Ps.	(6,368)	Ps.	(2,587)	Ps.	(198)

	Year ended December 31,
	2008		2009		2009
					(US$ millions)
					(Convenience
	(Ps. millions)				Translation)
Reconciliation of Stockholders’ Equity (Deficit):
Total stockholders’ equity reported under MFRS	Ps.	3,108	Ps.	1,984	US$	152

U.S. GAAP adjustments:
Deferred income taxes (see b)		(1,234)		(2,302)		(177)
Capitalization of interest (see d)		16		16		1
Accumulated amortization for capitalized interest (see d)		(224)		(243)		(19)
Goodwill (see e)		81		81		6
Fair value of financial instruments (see r-3)		75		66		5
Effect of ASC 715 (previously SFAS No. 158) (see j)		(1,749)		(2,255)		(173)
Employee retirement obligations (see j)		(64)		(38)		(3)
Purchase of Visteon’s capital investment (see k)		(61)		(52)		(4)
Purchase of remaining 40% interest in Vitro Cristalglass (see l )		60		60		5
Impairment of long-lived assets (see n)		208		223		17
Sale- leaseback transaction (see p)		—		(278)		(21)
Fintech option liability (see p)				(181)		(14)

Total U.S. GAAP adjustments		(2,892)		(4,903)		(375)

Total stockholders’ equity (deficit) under U.S. GAAP	Ps.	216	Ps.	(2,919)	US$	(224)

a)	Non controlling interest

In January 2009, the Company adopted ASC 810-10 “Consolidation” (previously SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of ASC 810-10 (SFAS No. 160) must be applied prospectively starting at the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements. ASC 810-10 (SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As a result of adopting this standard, the Company reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability, which resulted in eliminating this difference in the reconciliation between MFRS and U.S. GAAP of Ps. 1,416.

The effects of the U.S. GAAP differences as described in this Note reflect the amounts assigned to the noncontrolling interests.
b)	Deferred income taxes

Under MFRS as required by NIF D-4, “Accounting for Income Taxes,” income taxes are charged to results as they are incurred and the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

Under U.S. GAAP, as required by ASC 740 “Income Taxes”(previously SFAS No. 109 “Accounting for Income Taxes”), the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009.

For U.S. GAAP purposes the Company recognizes deferred taxes each period for the changes in the taxable portions of its distributable stockholders’ equity. The Company’s policy is to compare the deferred tax balance that would be required if all of the stockholders’ equity were distributed to the total deferred tax balance recorded prior to this adjustment and the difference is recorded as an adjustment to deferred taxes as of the balance sheet date.

Through December 31, 2007, for U.S. GAAP purposes the Company recognized a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro’s intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. In January 2008, the intellectual property was sold to Vitro’s Mexican subsidiaries and the impact of repatriating such asset to Mexico was reflected in the Company’s U.S. GAAP reconciliation.

As of December 31, 2009, the Company had a net deferred tax asset of Ps. 4515 million for purposes of MFRS. The Company’s management evaluated the relevant facts and circumstances regarding the recoverability of the deferred tax assets, which included financial projections approved by the Board of Directors as well as certain tax planning strategies. For purposes of U.S. GAAP the Company performed an analysis of its subsidiaries and for those entities with cumulative tax losses over the previous three years, from 2007 through 2009, a valuation allowance was recorded. As of December 31, 2009 the valuation allowance was recorded at a consolidated level for U.S. GAAP purposes reflects the amount of the Company’s deferred tax assets management expects to be able to utilize based on the factors described above.

U.S. GAAP differences to the extent taxable are reflected in the U.S. GAAP deferred tax balances. The Company has recorded the following additional U.S. GAAP adjustments to the significant components of deferred tax assets and liabilities, recorded under MFRS:

	As of December 31,
	2008		2009
Deferred Tax Assets and ( Liabilities):
Employee retirement obligations	Ps.	508	Ps.	642
Derivative instruments		(21)		110
Purchase of Visteon capital investment		17		14
Stockholders’ equity		(1,738)		(3,068)

Net deferred tax liability	Ps.	(1,234)	Ps.	(2,302)

It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively. The Company’s significant operations are all located in Mexico, the United States of America, Panama, Costa Rica and Spain. The tax laws in these jurisdictions permit the respective tax authorities to examine previously filed tax returns for the following years:

Mexico	U.S.	Spain	Guatemala	Costa Rica
2005-2009	2005-2009	2006-2009	2006-2009	2007-2009
c)	Monetary position result on deferred income tax

The monetary position result impacting deferred income tax (represents the only adjustments that affect monetary assets and liabilities) is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of such adjustments during the period, determined in accordance with the weighted average inflation factor.

As discussed in the introduction to this note as well as in note 3a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable.

d)	Capitalization of interest

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

In accordance with ASC 835-20 “Capitalization of interest”(previously SFAS No. 34, “Capitalization of Interest Cost”), if the comprehensive financing result is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, until December 31, 2006 a reconciling item for the capitalization of a portion of the comprehensive financing result was included in the U.S. GAAP reconciliation. The amortization expense and related accumulated amortization of such items also generates a difference compared to MFRS.

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

e)	Goodwill

As mentioned in note 3 m), under MFRS, until December 31, 2004 goodwill represented the excess of cost over book value of subsidiaries as of the date of acquisition and was restated using the NCPI and amortized using the straight-line method over 20 years. Beginning on January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. Through December 31, 2007, goodwill was restated using the NCPI.

In accordance with ASC 350 “Intangibles-Goodwill and Other”(previously SFAS No. 142, “Goodwill and Other Intangibles Assets”), beginning in 2002 goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject at least once a year to impairment tests.

As of December 31, 2007, the difference between MFRS and U.S. GAAP as it relates to this item was due to the accumulated amortization of goodwill recorded under MFRS that had been reversed in the reconciliation of stockholders’ equity for purposes of U.S. GAAP. In 2008, as disclosed below, the Company recognized a goodwill impairment charge under U.S. GAAP and as a result this difference was eliminated with a charge to the U.S. GAAP statement of operations.

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

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

Balance as of December 31, 2007	Ps.	994
Acquisition(1)		60
Impairment		(239)
Changes for effects of exchange rates		159
Reclassification to intangible assets(2)		(61)

Balance as of December 31, 2008		913
Impairment		(61)
Changes for effects of exchange rates		10

Balance as of December 31, 2009	Ps.	862

(1)	The Company recorded goodwill of Ps. 60 related to the acquisition of 40% of the shares of Vitro Cristalglass, S.L. (see note 25 i).

(2)	During 2008 Ps. 61 was reclassified as an intangible asset when the purchase price allocation was finalized (see Note 20 a).
f)	Effect of applying Bulletin B-10

As discussed in note 3 c), through December 31, 2007 MFRS Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the NCPI.

As discussed in the introduction to this note as well as note (3c), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable. Further, even during inflationary periods, the alternate methodology described above has been eliminated by NIF B-10.

g)	Derivative financial instruments

The Company determined that the accounting for derivative financial instruments is the same for MFRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the years ended December 31, 2007. Beginning January 1 2008, the Company adopted the provisions of ASC 820 “Fair Value Measurements and disclosures” (previously SFAS No. 157), which impacted the fair value of its derivative financial instruments as disclosed in note (25 r3) and is reflected as a difference in the accompanying reconciliation to U.S. GAAP.

h)	Discontinued operations

The basis of the assets and liabilities under U.S. GAAP of the entities disposed by the Company at the time of their sale differed from the basis of such assets and liabilities under MFRS; accordingly, the gain recorded on disposal of such entities under U.S. GAAP differs from that under MFRS.

i)	Deconsolidation of Comegua

For MFRS purposes prior to November 2008, based on: (a) the Company’s control over the CEO whose function is to govern the operating decisions and financial policies of Comegua; (b) the Company’s sole right to propose the CEO for designation by the Board of Directors of Comegua; and (c) the Company’s sole right to remove the CEO, the Company concluded that it controlled Comegua as defined by Bulletin B-8, “Consolidated and Combined Financial

Statements and Valuation of Permanent Investments in Shares” and therefore, Comegua should be consolidated in accordance with MFRS. As disclosed in note 20 d), in November 2008, the Company announced that together with its two Central American partners, decided to modify the corporate by-laws of Comegua regarding the control of its operations. As a result, beginning on that date, the Company now accounts for its 49.7% participation in Comegua under the equity method.

For U.S. GAAP purposes, the Company has determined that the control it retained over the management of the annual budget of Comegua was not unilateral and was not sufficient to meet all of the technical requirements for consolidation. The Company’s position is based on the guidance provided by ASC 810 “The effect of Noncontrolling Rights on Consolidation” (previously EITF 96-16, “Investor’s Accounting for an Investee when the Investor has a Controlling of the Voting Interest but the Noncontrolling Shareholder or Shareholders have Certain Approval of Veto Rights”). Under US GAAP, such approval and veto rights held by the noncontrolling shareholders of Comegua, including the approval of annual budget, qualify as substantive participating rights and therefore do not allow the Company to consolidate Comegua in its financial statements for U.S. GAAP purposes. Therefore, the Company’s investment in Comegua is recorded by applying the equity method in the Company’s U.S. GAAP consolidated financial statements. Beginning in November 2008 this GAAP difference has been eliminated as discussed above.

j)	Employee retirement obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its MFRS consolidated financial statements, the Company applies NIF D-3. The Company records the pension cost determined by actuarial computations, as described in notes 3 n) and 11. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2008 and 2009 are also described in note 11.

Severance indemnities — Under MFRS NIF D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in ASC 712 “Nonretirement Postemployment Benefits” (previously SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”), which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles. The tables below reflect the requirements under U.S. GAAP, which applies ASC 712 standard for all years presented.

The Company adopted ASC 715 “Compensation-Retirement Benefits (previously SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), an amendment of ASC 715 “Compensation-Retirement Benefits” (previously FASB Statements No. 87, 88, 106 and 132(R)”), in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures.

A reconciliation of the Company’s employee retirement obligations from MFRS to U.S. GAAP is shown in the following table:

	2008		2009

Employee retirement obligations under MFRS	Ps.	461	Ps.	66
Effect of ASC 715 (previously SFAS No 158) adjustment		1,749		2,255
Effect of retirement obligations		64		38

Employee retirement obligations under U.S. GAAP	Ps.	2,274	Ps.	2,359

For purposes of determining the cost of its pension plans, seniority premiums and severance indemnities under U.S. GAAP, the Company applies ASC 715, and ASC 712. The Company uses a December 31 measurement date for its pension plans, seniority premiums and severance indemnities. The additional pension disclosures required by ASC 715-30(previously SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”), as amended by ASC 715 (previously SFAS No. 158), which are applicable to the Company, are presented below:

	2008		2009
Change in benefit obligation:
Benefit obligation at beginning of year	Ps.	3,235	Ps.	2,958
Service cost		78		81
Interest cost		249		287
Actuarial (losses) gains		(170)		639
Benefits paid		(434)		(466)

Benefit obligation at end of year		2,958		3,499

Changes in plan assets:
Fair value of plan assets at beginning of year		1,549		684
Contribution of cash and securities		140		774
Return (loss) on plan assets		(747)		43
Benefits paid		(258)		(361)

Fair value of plan assets at end of year(1)		684		1,140

Employee retirement obligations— unfunded status	Ps.	2,274	Ps.	2,359

(1)
Includes approximately Ps. 438 and Ps. 426 as of December 31, 2009 and 2008, respectively of 53,197,549 shares of Vitro common stock. No benefit payments were made in the form of stock during 2007, 2008 or 2009.

Net periodic pension cost for 2007, 2008 and 2009 are summarized below:

	Year ended December 31,
	2007		2008		2009
Service cost	Ps.	74	Ps.	78	Ps.	81
Interest cost		150		249		287
Return on plan assets		(88)		(151)		(82)
Net amortization and deferral		86		78		116
Settlement cost		117		7		35

Net periodic pension cost	Ps.	339	Ps.	261	Ps.	437

The unrecognized items included in accumulated other comprehensive income (AOCI) as of December 31, 2008 and 2009 are as follows:

	2008		2009
Unrecognized items included in AOCI:
Transition obligation	Ps.	115	Ps.	82
Prior service cost		180		162
Net actuarial losses		1,454		2,011

Unrecognized items	Ps.	1,749	Ps.	2,255

Unrecognized items included in AOCI, net of tax of Ps. 473 and Ps. 631 respectively	Ps.	1,276	Ps.	1,624

The amounts related to the Company’s employee retirement obligations recognized in other comprehensive income, arising during 2008 and 2009 are as follows:

	Transition		Prior service		Net actuarial
	obligation		cost		loss		Total
Balance as of December 31, 2007	Ps.	142	Ps.	181	Ps.	897	Ps.	1,220
Amounts arising during the period		—		16		596		612
Curtailment / settlement effect		(5)		—		—		(5)
Amounts recognized as components of net periodic cost		(22)		(17)		(39)		(78)

Balance as of December 31, 2008	Ps.	115	Ps.	180	Ps.	1,454	Ps.	1,749
Amounts arising during the period						638		638
Curtailment / Settlement effect		(16)		—		—		(16)
Amounts recognized as components of net periodic cost		(17)		(18)		(81)		(116)

Balance as of December 31, 2009	Ps.	82	Ps.	162	Ps.	2,011	Ps.	2,255

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic service cost during 2010 are summarized below:

	2010

Transition obligation	Ps.	16
Prior service cost		17
Net actuarial loss		119

The fair values of the Company pension plan assets at December 31, 2009, by asset category are as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	In Active		Significant
	Markets for		Other	Significant
	Identical		Observable	Unobservable
	Assets		Inputs	Inputs
Description	(Level 1)		(Level 2)	(Level 3)		Total
Fixed-income securities
Cash	Ps.	81	—		—	Ps.	81
Investment in corporate bonds		540	—		—		540
Investment in government bonds		40	—		—		40

		661	—		—		661
Investment in marketable securities		440	—		—		440
Other investments and private funds		14	—		25		39

		454	—		25		479

Total	Ps.	1,115	—	Ps.	25	Ps.	1,140

The trust assets consist of fixed income and variable funds, valued at market value. As of December 31, 2008 and 2009, the pension plan assets were invested in the following financial instruments:

	2008	2009
Fixed Rate:
Federal Government instruments	34%	60%
Variable Rate:
Equity securities traded on the Mexican Stock Exchange	66%	40%

	100%	100%

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

Contributions to the pension plans amounted to Ps. 140 and Ps. 414 as of December 31, 2008 and 2009, respectively. The Company estimates that the contributions to the pension plan funds during 2010 are expected to be approximately Ps. 143. Expected benefit payments for our pension plans, seniority premium and severance indemnities are as follows:

			Seniority		Severance
Year ended December 31,	Pension		Premium		Indemnities
2010	Ps.	285	Ps.	9	Ps.	36
2011		281		9		32
2012		275		9		28
2013		270		9		25
2014		265		9		22
2015 – 2019		1,288		44		76

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

In connection with the termination of the joint venture agreement between Viméxico and Visteon under MFRS as established in Bulletin B-7, “Business Acquisitions” the Company recognized the difference between the price paid and the book value of Ps. 70 as a credit in the controlling stockholders’ equity. Under U.S. GAAP, in accordance with ASC 805 “Business Combinations”(previously SFAS No. 141, “Business Combinations”) the excess of fair value over cost of Ps. 90 was allocated as a pro rata reduction of the acquired assets.

l)	Purchase of remaining 40% interest in Vitro Cristalglass

In connection with Vimexico’s purchase of the additional 40% interest in Vitro Cristalglass discussed in note 20 c), under Mexican standard NIF Bulletin B-7, “Business Acquisitions”, this is considered to be a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, ASC 805 (previously SFAS No. 141 purchases of noncontrolling interest represent a “step acquisition” that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 40% of Vitro Cristalglass equity is presented as part of investment in Vitro Cristalglass shares in the consolidated balance sheet under U.S. GAAP. The Company recognized Ps. 60 goodwill as part of the purchase price allocation.

m)	Sale of real estate

In December 14, 2006, Vitro sold real estate located in Mexico City used by COVISA for US$ 100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property. In connection with the sale of the property, the Company agreed to deliver the real estate within 24 months following the sale, free and clear of all buildings and fixtures, as well as any environmental claims, recording reserves of Ps. 56 for the estimated asset retirement costs and prepaid rent of Ps. 62 for the estimated fair value of the rental expense over the 24 months. Under U.S. GAAP, in accordance with SFAS No. 66, “Accounting for Sales of Real Estate”, ASC 840 “Leases” (previously SFAS No. 13, “Leases” and SFAS No. 98, “Accounting for leases”) as a result of the Company’s level of continuing involvement the gain on the sale of the land has been deferred and is being recognized in earnings during the two years over which the Company continues to utilize the property. In 2008, Vitro delivered the real estate in compliance with the terms of the agreement.

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

n)	Impairment of long-lived assets

For U.S. GAAP purposes, in accordance with ASC 360-10-05 “Impairment or disposal of long-lived assets” (previously SFAS No. 144 “Impairment of long-lived assets”), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. Impairment is recorded when the carrying amount of the asset exceeds its fair value. Impairment charges and asset write-downs are presented in selling, general and administrative expenses in operating income in our U.S. GAAP consolidated financial statements.

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

In 2005, 2006 and 2009, for MFRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 111, Ps. 334 and Ps. 60, respectively within its Flat Glass reportable segment as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater than the carrying value of the asset.

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
Impairment charges are recorded in operating income for U.S. GAAP purposes and in the other income and expenses under MFRS.
o)	Securitization of trade receivables

Under MFRS beginning January 1, 2008 the Company adopted NIF B-8, (Note 3a), which establishes that special purpose entities, over which control is exercised, should be consolidated. The guidance in NIF B-8 differs from the current requirements of US GAAP, that qualifying special purposes entities (“QSPEs”) not be consolidated if they meet certain specific requirements.

As a result of adopting NIF B-8, the special purposes entities that hold accounts receivable related to the Company’s securitization transactions are now included within the consolidated financial statements (see note 10) for purposes of MFRS. For US GAAP purposes as they meet the definition of QSPEs they are not consolidated, which is consistent with the presentation of prior years. The disclosures related to such transactions are as follows:

•
Securitization of Vitro Envases Norteamérica, S.A. de C.V. (VENA) trade receivables.- On March 31, 2005, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V. and Comercializadora Álcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year non-recourse revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 (nominal amount) and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 (nominal amount) was obtained through the issuance of certified preferred securities (certificados bursátiles preferentes) that trade on the Mexican Stock Exchange (BMV) issued by the Trust, and US$ 19 million in subordinated notes issued in United States of America, which are guaranteed by the Company. The interest payments and eventual principal reimbursement on the certified preferred securities and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. During June of 2009, the Company made a principal payment of US$9 million, reducing the total amount of securities outstanding to US$10 million as of December 31, 2009. At December 31, 2008 and 2009 the gross receivables sold to the Trust totaled Ps. 1,327 and Ps. 1,004, respectively, and are reflected as a reduction of trade accounts receivable.

The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2008 and 2009 was Ps. 492 and Ps. 309, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 2.88%, would decrease the year-end valuation by approximately Ps. 19, and a 20% increase in expected credit losses and allowances, to 3.14%, would decrease the year-end valuation by approximately Ps. 37. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 9,835 and Ps. 8,425 for the years ended December 31, 2008 and 2009, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 62 and Ps. 23 as of December 31, 2008 and 2009, respectively. The servicing of the trade receivables is provided by a third party.

•
Securitization of Viméxico trade receivables.- On August 22, 2005, Viméxico, closed a private issuance of promissory notes in the United States for US$21.5 million, at an interest rate of 6.5%. Viméxico entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Viméxico and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. At December 31, 2008 and 2009, the gross receivables sold to the Trust totaled Ps. 577 and Ps. 531, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2008 and 2009 was Ps. 261 and Ps. 231, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 0.66%, would decrease the year-end valuation by approximately Ps. 14, and 20% increase in expected credit losses and allowances, to 3.94%, would decrease the year-end valuation by approximately Ps. 27. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 2,592 and US$152 million, and Ps. 2,089 and US$122 million for the years ended December 31, 2008 and 2009, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 67 and US$3 million, and Ps. 25 and US$0.566 million at December 31, 2008 and 2009, respectively. Viméxico continues to service the securitized receivables, receiving compensation approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2008 and 2009, the Company received servicing fees totaling Ps. 12 and Ps. 11, respectively.

•
Vitro America, Inc. (“Vitro America”).- Effective January 30, 2009, the Company’s accounts receivable securitization agreement was terminated. At termination, the gross receivables sold totaled US$72.4 million with estimated delinquencies of US$13.6 million, representing amounts over 60 days past due. The estimated fair value of the retained undivided interests in those securitized receivables was US$33.4 million, at January 30, 2009. As a result of the termination, approximately US$26.6 million, of trade receivables and related debt obligations reverted to the Company. In February 2009, US$15 million of the debt obligations were repaid with capital contributions from American Asset Holding Corp. (“AAH”). The remaining US$11.6 million was financed through an amendment of the Company’s existing asset based Bank Loan Agreement.

Prior to the agreement termination, Vitro America sold all of its accounts receivable, on a revolving basis, to VVP Funding a wholly owned subsidiary of Vitro America. VVP Funding, a special purpose entity, was formed prior to the execution of the agreement for the sole purpose of buying and selling accounts receivable and was designed to be bankruptcy remote. Also, Vitro America and VVP Funding entered into an agreement with an unrelated financial institution whereby VVP Funding, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, sold an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash and Vitro America retained an interests in securitized receivables. The maximum selling amount during the years ended December 31, 2009 and 2008 was US$50 million. The agreement expired annually each April, subject to annual renewal approval by the financial institution. The transfer of undivided ownership interest from VVP Funding to the unrelated major financial institution for cash consideration was accounted for as a sale of receivables in accordance with US GAAP.

The gross receivables sold totaled US$74 million at December 31, 2008, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2008 totaled US$ 33.6 million, and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum.

Proceeds received by the Company from the revolving securitizations aggregated to US$ 463 and US$32.5 million for the years ended December 31, 2008 and 2009, respectively, and are included in cash flows from operating activities in the accompanying consolidated statements of cash flows. Securitization fees totaled US$2.1 millions and US$0.2 millions for the years ended December 31, 2008 and 2009, respectively, and are included in general and administrative expenses in the accompanying amounts over 60 days past due, totaled US$15 million at December 31, 2008, with credit losses totaling US$2.6 million for the year ended December 31, 2008. VVP continues to service the securitized receivables under the agreement, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities were recorded. For the years ended December 31, 2008 and 2009, the Company received servicing fees totaling US$0.6 and US$0.1 million, respectively.

p)	Fintech sale and leaseback transaction

In December 2009, the Company completed a US$75 million transaction with Fintech Advisory Limited, an affiliate of Fintech (“Fintech Advisory”), through the creation of a Mexican trust (the “Real Estate Trust”). Vitro and its subsidiaries, Comercializadora Álcali, S.A. de C.V. (“Álcali”), Vidriera Guadalajara, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Querétaro, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V. and Vidriera Toluca, S.A. de C.V. contributed seven real estate assets (industrial land) to the Real Estate Trust, receiving US$75 million in cash contributed by Fintech Advisory to acquire these assets. The Company entered into a 15 year lease agreement that allows it to continue using the assets. The Company has the right to repurchase the title to these real estate assets in exchange for US$126 million in cash in certain circumstances. If it defaults on a payment under the lease agreement or if certain other specified events were to occur, Fintech Advisory will have the right to sell such assets to third parties (assuming the Company has not already repurchased the assets), with the exception of certain parties such as competitors or creditors. If Fintech exercises its right to sell or lease the real estate assets, this could adversely affect the Company’s business. Additionally, after the execution of a restructuring plan or agreement for the restructuring of substantially all of the Company’s financial indebtedness and the satisfaction of certain other conditions precedent, Fintech may exercise one of two options obtained on the same date to exchange the rights over the Real Estate Trust for shares of the Company and/or a sub-holding subsidiary’s common shares. The option related to the common shares of the Company, if exercised, would be for up to a maximum of 93,099,849 shares that in the aggregate are currently held by the Company’s Pension and Stock Option Trusts, valued in accordance with the relevant valuation formula set forth in the option agreement and would leave Fintech with up to a maximum equity stake in the Company of approximately 24%. If those common shares are not sufficient to satisfy the US$75 million option purchase, the remainder of the purchase option would be fulfilled with the delivery to Fintech of the necessary shares of the sub-holding subsidiary valued in accordance with the relevant valuation formula set forth in the option agreement. Alternatively, Fintech may elect to exercise the second option, over certain shares of the sub-holding subsidiary exclusively (only one of the two options may be exercised). Fintech’s equity options expire three years after a restructuring plan or agreement for the restructuring of substantially all of the Company’s financial indebtedness is executed. The Company has the option to repurchase the sub-holding subsidiary’s shares during the three years following Fintech’s exercise of either option. In the event that Fintech exercises the option related to the Company’s common shares, a shareholders agreement among Fintech and the Company’s controlling shareholders will come into effect and would continue to be in effect as long as Fintech holds at least a 5% ownership in Vitro. Pursuant to the terms of such shareholders agreement, among other things, subject to certain limitations and qualifications, Fintech specifically agreed to vote with Mr. Adrian Sada Gonzalez, Ms. Esther Cueva de Sada, Ms. Maria Alejandra Sada Gonzalez and Mr. Adrian Sada Cueva, and the consent of such persons (including Fintech) will be required with respect to certain fundamental actions and voting matters affecting the Company. Moreover, under the shareholders agreement, Fintech and the other shareholders party thereto will be subject to certain transfer restrictions, in each case customary for a significant shareholder of a Company like ours.

For purposes of MFRS, the Company recognized a gain on sale as the sale-leaseback transaction was accounted for as an operating lease. For purposes of US GAAP, the requirements of ASC 840-40 “Sale Leaseback Transactions” (previously SFAS 98, Accounting for Leases) require that a sale-leaseback transaction involving real estate, including real estate with equipment, that includes any continuing involvement other than a normal leaseback in which the seller-lessee intends to actively use the property during the lease should be accounted for by the deposit method or as a financing. The level of continuing involvement is other than normal as Vitro has the option to repurchase the land subject to the lease and as a result the sale leaseback transaction has been accounted for as a deposit as per the requirements of ASC 30-20 “Real Estate Sales” (previously SFAS 66, Accounting for Sales of Real Estate). Under the deposit method, the Company did not recognize any profit, did not record notes receivable, and continues to report in its financial statements the property. The US$75 million in cash received was recorded as a deposit on the contract on the property. Additionally, for purpose of US GAAP, the options held by Fintech, which are interrelated with the sale-leaseback transaction embody an unconditional obligation that Vitro must or may settle by issuing a variable number of its equity shares meet the definition of a liability in accordance with ASC 480 “Financial Instruments with Characteristics of Debt and Equity” (previously SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity). The fair value of the options as of December 31, 2009 is US$78.4 million.

q)	Impact of changes in income tax law

As a result of changes to the Mexican Income Tax Law, which became effective in 2010 the Company recorded an additional income tax liability of Ps. 237. For purposes of MFRS, the Company recorded the corresponding charge directly in stockholders’ equity. Under U.S. GAAP, the Company reflected the effects within current earnings.

r)	Other differences and supplemental U.S. GAAP disclosures

1.	Reclassifications:

(a)
Gain or loss on sale of assets — The gain or loss on sale of assets that do not meet the definition of a component of a business as described in ASC 360-10-35 “Impairment or Disposal of long-lived Assets” (previously SFAS No. 144, Impairment of long-lived Assets) are included in operating income in the Company’s U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under MFRS are included in other expenses in the Company’s consolidated MFRS financial statements (see note 16).

(b)
Classification of workers’ profit sharing — Under MFRS, statutory employee profit sharing is presented under other income and expenses. In the Company’s U.S. GAAP statements of operations, workers’ profit sharing expense is classified as an operating expense.

(c)
Restructuring charges — During 2008 and 2009, the Company restructured certain operating units and its corporate and administrative functions. For MFRS purposes the corresponding costs met the definition of a restructuring charge and were included in other expenses in the Company’s consolidated financial statements, but for U.S. GAAP purposes the Company applied ASC 712 (previously SFAS No. 112). These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

(d)
In August, 2010 the Company refinanced the 44.8 million Euro credit line for its subsidiary in Spain, Vitro Cristalglass, S.L., extending the term for three years from the agreement date. As a result, the Company reclassified from short term to long term debt an amount of 9.4 million Euros.

2.
Equity method investments — Through July 27, 2007, the Company accounted for its 50% joint venture investments in Vitro AFG under the equity method for US GAAP purposes and under proportionate consolidation method for MFRS. Subsequent to acquiring the remaining 50% of the outstanding shares and assuming complete control over its operations, the Company began to consolidate its wholly-owned subsidiary (see note 20 b) for both MFRS and U.S. GAAP.

Summary information of AFG is as follows:

AFG	2007*
Net sales	Ps.	368
Net income (loss)		(134)
Cash flow information:
Operating activities		(6)

*	For the period from January 1 through July 2007.

3.
Fair value of financial instruments — ASC 825-10-20 “Fair Value of Financial Instruments”, (previously SFAS No. 107 “Disclosures about fair value of Financial Instruments”), requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company’s significant financial instruments not previously disclosed in these financial statements were as follows:

	December 31, 2008				December 31, 2009
	Carrying				Carrying		Fair
	Amount		Fair Value		Amount		Value
Liabilities:
Short-term borrowings	Ps.	2,309	Ps.	2,166	Ps.	1,680	Ps.	1,568
Derivative liabilities		3,777		1,499		3,328		1,541
Long-term debt(1)		19,753		7,808		18,421		9,054
Accrued interests		735		230		2,428		1,044

(1)	Includes current portion of long-term debt.
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
The fair value information presented herein is based on information available to management as of December 31, 2008 and 2009. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.
As disclosed in insert r) 12, the Company adopted ASC 820, “Fair Value Measurements and Disclosures” (previously SFAS No. 157 “Fair Value Measurements”), as it relates to its financial instruments carried at fair value beginning in 2008. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.
ASC 820 (SFAS No. 157) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:
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
Fair value for many OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, option volatility and currency rates. In accordance with ASC 820, the impact of the Company’s own credit spreads is also considered when measuring the fair value of liabilities, including OTC derivative contracts. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. As a result of adopting ASC 820 in 2008, the Company recorded a gain in its U.S. GAAP income statement as a result of adjusting the fair value of its derivative financial instruments.
Disclosures related to the Company’s financial instruments recorded at fair value as of and for the year ended December 31, 2009 are shown below.

Assets (liabilities) that are measured at fair value as of December 31, 2008 on a recurring basis are as follows:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices
			In Active	Significant
			Markets for	Other		Significant
			Identical	Observable		Unobservable
			Assets	Inputs		Inputs
Description	Amount		(Level 1)	(Level 2)		(Level 3)
Derivative financial instruments	Ps.	379		Ps.	379	Ps.	—
Retained undivided interests in securitized receivables		1,213					1,213

Total	Ps.	1,592		Ps.	379	Ps.	1,213

Assets (liabilities) that are measured at fair value as of December 31, 2009 on a recurring basis are as follows:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices
			In Active		Significant
			Markets for		Other	Significant
			Identical		Observable	Unobservable
			Assets		Inputs	Inputs
Description	Amount		(Level 1)		(Level 2)	(Level 3)
Derivative financial instruments	Ps.	(106)		Ps.	(106)	Ps.	—
Fintech option liability		(1,154)			(1,154)
Retained undivided interests in securitized receivables		523					523

Total	Ps.	(737)		Ps.	(1,260)	Ps.	523

The definition of fair value under U.S. GAAP, which is based on an exit price notion, differs from the definition established by MFRS, which is based on a settlement price notion. Therefore, the Company has included a reconciling item in U.S. GAAP reconciliation as a result of adopting this new accounting pronouncement.
Fair value of non-financial assets and non-financial liabilities
On January 1, 2009, Vitro adopted ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.

Pursuant to ASC 350-20-35, Intangibles—Goodwill and Other—Recognition and Measurement of an Impairment Loss (“ASC 350-20-35”), goodwill with a previous carrying amount of Ps. 903 (US$69) was adjusted in connection with the 2009 impairment test, to its estimated fair value of Ps. 862 (US$66). The fair values were determined using multiple comparable analyzes of similar companies and discontinued cash flow analysis on the forecasted operating results of the Company’s reporting units.

			Fair Value Hierarchy
	Balance at						Total
	December 31,						impairment
Description	2009		Level 1	Level 2	Level 3		charge

Goodwill	Ps.	862	—	—	Ps.	862	Ps.	41

Effects of derivative instruments in the statements of income
The net losses recognized related to the Company’s derivative instruments in the consolidated statements of income in 2007, 2008 and 2009, were Ps. 203, Ps. 3,691 and Ps. 578, respectively.

4.
Earnings per share in accordance with U.S. GAAP — Earnings per share in accordance with U.S. GAAP is based on the provisions of ASC 260 “Earnings per Share” (previously SFAS No. 128, “Earnings Per Share”). The methodologies required by MFRS and U.S. GAAP as it relates to the calculation and presentation of the Company’s basic and diluted earnings per share differs only in the net income (loss) utilized for purposes of the calculation.

Income (loss) per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2007		2008		2009
Basic and diluted (loss) income per common share	Ps.	1.37	Ps.	(18.57)	Ps.	(7.54)

5.
Comprehensive income - Under U.S. GAAP, ASC 220 “Comprehensive Income” (previously SFAS No. 130, “Reporting Comprehensive Income”), establishes standards for reporting and display of comprehensive income and its components. Vitro’s items of other comprehensive income are: loss from holding nonmonetary assets, unrealized gain (loss) on long-term investments, the currency translation adjustment and the amortization of unrecognized items related to its labor obligations.

See note 25 s), for consolidated financial statements presented on a U.S. GAAP basis, which reflect the provisions of ASC 220.

6.
Share-based Payment — In 2006 the Company adopted and currently applies ASC 718 “Compensation-Stock Compensation” (previously SFAS No. 123(R) “Share-Based Payment”), in accounting for its share-based payment awards. The Company’s employee stock option plan was adopted in 1998. The disclosures required under U.S. GAAP as they relate to this plan are included in note 14 b).

7.
Restrictions that limit the payment of dividends by the registrant — The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company’s indebtedness, the Company relies on income from advances, fees, interest and dividends from its’ subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company’s subsidiaries’ ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries’ shareholders (including the Company’s joint venture partners) having approved the payment of such dividends at the annual general ordinary shareholders’ meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture and debt agreements. At December 31, 2007, 2008 and 2009, the net assets of the Company’s subsidiaries were not restricted.

8.
Concentration of credit risk — The Company sells products to customers primarily in Mexico, the U.S. and Europe, although no single customer accounted for more than 8% of consolidated net sales in 2007, 2008 and 2009, the Company has customers that are significant to its business units and to its consolidated financial statements taken as a whole. The Company’s three largest customers accounted for approximately 15% of its consolidated net sales in 2007, 2008 and 2009. The Company conducts periodic evaluations of its customers’ financial condition and generally does not require collateral. The Company does not believe that significant risk of loss from a concentration of credit risk exists given the large number of customers that comprise its customer base and their geographical dispersion. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

9.
Irrevocable Standby Letters of Credit — As of December 31, 2008 and 2009 VVP Holdings Corp. (one of the Company’s U.S. subsidiaries), had outstanding irrevocable standby letters of credit issued, for insurance purposes, totaling US$14 million.

10.
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

11.
Statement of Changes in Financial Position — Under MFRS, prior to 2008, Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

In accordance with U.S. GAAP, the Company follows ASC 230 “Statement of Cash Flows” (previously SFAS No. 95, “Statement of Cash Flows”), which is presented in historical Mexican pesos, without the effects of inflation.

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

12.	Recently Issued Accounting Standards. The following accounting standards have been issued under U.S. GAAP, the application of which is required as indicated below.

The Company adopted the disclosure requirements of ASC 820-10 (SFAS No. 157) in relation to nonfinancial assets and liabilities in 2009. See Note 25r3 for related disclosures.

In January 2009, the Company adopted FASB ASC 810-10 (SFAS No. 160) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of FASB ASC 810-10 (SFAS No. 160) must be applied prospectively as of the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements. FASB ASC 810-10 (SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As a result of adopting this standard, the Company reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability (see Note 25a).

In January 2009, the Company adopted FASB ASC 805-10 (SFAS No. 141(R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs. FASB ASC 805-10 (SFAS No. 141(R)), also amends FASB ASC 740-10 (SFAS No. 109) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. FASB ASC 805-10 (SFAS No. 141(R)) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10 (SFAS No. 109), which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures and any future impact will be dependent on any future acquisitions.

In July 2009, the Company adopted FASB ASC 855-10 (SFAS 165, Subsequent Events). FASB ASC 855-10 (SFAS 165) establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 (SFAS 165) requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FASB ASC 855-10 (SFAS 165) was effective for fiscal years and interim periods ending after June 15, 2009.

•
On February 24, 2011, the issuance of the consolidated financial statements, which include Notes 25 and 26, was authorized by Hugo A. Lara García, Chief Executive Officer and Claudio L. Del Valle Cabello, Chief Financial and Administrative Officer.

•
The Company has evaluated events subsequent to December 31, 2009 to assess the need for potential recognition or disclosure in the accompanying consolidated financial statements. Such events were evaluated through February 24, 2011, the date these consolidated financial statements were available to be issued and included the transactions disclosed in Note 23 and below:

DFI claims
As disclosed in Note 23 the Company has been engaged in settlement negotiations with Fintech regarding its DFI Claims. During the last quarter of 2010, the Company engaged in settlement negotiations with Fintech and acknowledged the debt outstanding under our DFI Claims, and issued Promissory Notes, which are guaranteed (“por aval”) by Vitro and certain of its Mexican Subsidiaries.
Status of the Debt RestructuringProcess
As disclosed in Note 23 Vitro and its subsidiaries are currently engaged in various legal proceedings, including (i) an involuntary Chapter 11 filing against its US Subsidiaries, for which a hearing to consider whether such orders for relief should be entered or the involuntary petitions should be dismissed was commenced on February 24, 2011 and was adjourned until March 31, 2011; (ii) two legal demands in the Supreme Court of the State of New York against Vitro and certain subsidiaries based on Vitro’s default and non- payment of the Old Notes which on February 8, 2011, Justice Kornreich of the New York State Court entered an order on Invex’s order to show cause vacating the Attachment Orders with respect to the Flat Glass Payment Trust receivables and at the direction of Justice Kornreich, the parties have also been negotiating the terms on which they will mediate their disputes; and (iii) a voluntary filing in Mexico for Vitro and an involuntary filing in Mexico against Vitro and some Mexican subsidiaries, of which none of them have been accepted.
Natural Disasters
As disclosed in Note 23, in April 2010, the Company’ flat glass facility in Mexicali and the inventories in that plant sustained damage as a result of an earthquake. The Company estimates the damage to its inventories and fixed assets to be $7.0 million. The Company recorded a receivable related to the insurance proceeds expected to be received net of applicable deductibles, which resulted in a net loss of $0.9 million recorded in its 2010 consolidated statement of operations.
On July 1, 2010, the Company’s manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Its float glass manufacturing and automotive processing facilities and its facilities at Álcali suffered significant damage and were forced to temporarily suspend operations.
The Company’s insurance policy covers such events, minus applicable deductibles. As of December 31, 2010, the Company’s insurance claims, net of applicable deductibles, were $6.8 million for damaged inventories and $14.2 million for damaged fixed assets. As a result of the insurance claims described above, the insurance company made an advance payment to the Company of $20 million, which reduced the losses related to such losses in the Company’s consolidated statements of operations.
The Company is currently evaluating the negative impact of business interruption resulting from Hurricane Alex. The Company is also evaluating all damages caused to its assets, most significantly to its float glass furnaces, which at some point during 2011 will likely have to be shut down in order to evaluate any internal damages and estimate time and costs of repairs.
The Company’s management expects all aforementioned damages will be covered by insurance less any applicable deductibles; however, there is no assurance as to the amount and timing of such potential recoveries.
Receivable from Sale of Real Estate
As disclosed in Note 23 regarding the receivable from the sale of real-estate, on January 10, 2011 the Appeals Court in Mexico City issued its decision revoking the ruling issued by the lower court and granting Vitro all of its petitions, and condemning the other party to pay Vitro all of its claims of approximately US$15 million plus legal costs and attorneys fees. The Company expects that the counterparty will appeal the decision through the Amparo proceeding in the upcoming weeks.
Banamex Litigation
As disclosed in Note 12 d) regarding litigation against Banamex, the amparo proceeding was filed before the Federal Circuit Court promptly after the Federal Appeals Court issued its decision denying the recourse described above. The Company expects that before the end of the first quarter of 2011, the court will issue a final decision on this matter.

On June 12, 2009, the FASB issued ASC 860-10 (SFAS No. 166, Accounting for Transfer of Financial Assets — an amendment of FASB Statement No. 140), which eliminates the concept of a qualifying special purpose entity (“QSPE”) and modifies the derecognition provisions of a previously issued accounting standard. FASB ASC 860-10 (SFAS No. 166) also required additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. FASB ASC 860-10 (SFAS No. 166) is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company expects the adoption of this standard to impact its consolidated financial statements as it relates to its securitization transactions due to the elimination of the concept of a qualifying special purposes entity.

On June 12, 2009, the FASB issued ASC 810-10 (SFAS No. 167, Amendments to FASB Interpretation No. 46 (R)), which amends the consolidation guidance that applies to variable interest entities. The new guidance requires an entity to carefully reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. FASB ASC 810-10 (SFAS No. 167) is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of FASB ASC 810-10 (SFAS No. 167), as well as qualifying special-purpose entities that are currently outside the scope of FASB ASC 810-10 (FIN 46(R)). Early adoption is prohibited. The Company expects the adoption of this standard to impact its consolidated financial statements as it relates to its securitization transactions.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to impact the Company’s consolidated financial position, results of operations or cash flows.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820 (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.

13.	Valuation and Qualifying Accounts — Changes in the Company’s allowance for doubtful accounts and deferred tax valuation allowance for the years ended December 31, 2009, 2008 and 2007 is as follows:

							Changes		Balance at
	Balance at the						for effects		the end of
	beginning of year		Additions		Deductions		of inflation		the year
Year ended December 31, 2009
Allowance for doubtful accounts	Ps.	368	Ps.	340	Ps.	338	Ps.	—	Ps.	370
Deferred tax valuation allowance		599		276		514		(22)		339

	Ps.	967	Ps.	616	Ps.	852	Ps.	(22)	Ps.	709

Year ended December 31, 2008
Allowance for doubtful accounts	Ps.	262	Ps.	113	Ps.	7	Ps.	—	Ps.	368
Deferred tax valuation allowance		286		313						599

	Ps.	548	Ps.	426	Ps.	7	Ps.	—	Ps.	967

Year ended December 31, 2007
Allowance for doubtful accounts	Ps.	213	Ps.	115	Ps.	59	Ps.	(7)	Ps.	262
Deferred tax valuation allowance		269		159		132		(10)		286

	Ps.	482	Ps.	274	Ps.	191	Ps.	(17)	Ps.	548

s)	Comparative consolidated financial statements — U.S. GAAP
CONSOLIDATED BALANCE SHEETS
U.S. GAAP BASIS
(Millions of pesos)

	December 31,
	2008		2009
Assets
Cash and cash equivalents	Ps.	1,428	Ps.	2,616
Trade receivables, net		1,492		1,785
Retained undivided interests in securitized receivables		1,213		523
Other receivables		1,804		962
Inventories		4,178		3,172
Land and buildings held for sale		40		55
Deferred income taxes		1,713		1,265

Current assets		11,868		10,378

Investment in unconsolidated and associated companies		996		886
Land and buildings, net		8,181		7,470
Machinery and equipment, net		7,693		7,943
Construction in progress		1,332		563
Goodwill		913		862
Deferred income taxes		471		947
Other assets		1,335		1,096

Total assets	Ps.	32,789	Ps.	30,145

Liabilities
Short-term borrowings	Ps.	1,601	Ps.	1,000
Current maturities of long-term debt		16,887		16,331
Trade payables		2,355		1,597
Derivative financial instruments		3,709		3,260
Sundry creditors		2,399		1,318
Accrued expenses		1,317		3,138

Current liabilities		28,268		26,644

Long-term debt		1,755		2,943
Employee retirement obligations		2,274		2,359
Deferred income taxes		11		—
Other long-term liabilities		265		1,118

Long-term liabilities		4,305		6,420

Total liabilities		32,573		33,064

Stockholders’ Equity (Deficit)
Controlling interest		(1,164)		(4,335)
Noncontrolling interest		1,380		1,416

Total stockholders’ equity (deficit)		216		(2,919)

Total liabilities and stockholders’ equity	Ps.	32,789	Ps.	30,145

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. GAAP BASIS
(Millions of pesos)

	Year ended December 31,
	2007		2008		2009

Net sales	Ps.	26,159	Ps.	26,854	Ps.	23,991
Cost of sales		18,429		19,736		17,199

Gross profit		7,730		7,118		6,792
Selling, general and administrative expenses, net		5,206		5,664		6,014

Operating income		2,524		1,454		778

Interest expense		1,935		2,103		3,008
Derivative instruments		203		3,691		578
Interest income		(169)		(63)		(51)
Exchange loss (gain), net		83		3,580		(976)
Gain from monetary position		(504)		—		—

Total financing cost		1,548		9,311		2,559

Operating income (loss) after financing cost		976		(7,857)		(1,781)
Other income (expenses), net		(491)		21		(15)

Income (loss) before taxes		485		(7,836)		(1,796)
Income and asset tax (benefit) expense		(74)		(1,489)		767
Share in earnings (loss) of unconsolidated associated companies		17		21		(24)

Consolidated net income (loss)	Ps.	576	Ps.	(6,368)	Ps.	(2,587)

Net noncontrolling interest income (loss)	Ps.	107	Ps.	(31)	Ps.	29
Net controlling interest loss		469		(6,337)		(2,616)

	Ps.	576	Ps.	6,368	Ps.	2,587

Income (loss) per share	Ps.	1.69	Ps.	(18.57)	Ps.	(7.46)
Noncontrolling interest (income) loss		(0.32)		0.09		(0.08)

Net controlling interest income (loss)	Ps.	1.37		(18.48)		(7.54)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
U.S. GAAP BASIS
(Millions of pesos)

	2007		2008		2009

Stockholders’ equity at the beginning of the year	Ps.	6,825	Ps.	7,062	Ps.	216
Comprehensive income (loss):
Net income (loss)		576		(6,368)		(2,587)

Other comprehensive income (loss):
Employee retirement obligations		(210)		(553)		(476)
Gain from holding nonmonetary assets		(141)		—		—
Cumulative translation adjustment		11		661		(77)
Deferred income taxes		235		98		15
Effect of applying NIF B-10		32

Other comprehensive (loss) income		(73)		206		(538)

Comprehensive income (loss)		503		(6,162)		(3,125)
Bulletin B-15 adjustments		(72)		—		—
Dividends declared and paid		(136)		(143)		—
Sale of treasury stock				75		—
Dilution of noncontrolling interest		(58)		(616)		(10)

Stockholders’ equity (deficit) at the end of the year	Ps.	7,062	Ps.	216	Ps.	(2,919)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. GAAP BASIS
(Millions of pesos)

	Year ended December 31,
	2007		2008		2009
Operating Activities:
Net income (loss)	Ps.	576	Ps.	(6,368)	Ps.	(2,587)
Effect of constant pesos and monetary gain		(531)		—		—

Net income (loss)		(45)		(6,368)		(2,587)
Add (deduct) non-cash items:
Depreciation and amortization		1,400		1,500		1,466
Provision for employee retirement obligations and other long-term liabilities		344		437		416
Impairment		—		239		207
Amortization of debt issuance costs		166		55		80
Share in earnings of unconsolidated associated companies		(17)		(21)		24
Dividends received from unconsolidated associated companies		28		—
Derivative financial instruments		208		3,691		578
Loss from sale of subsidiaries		12		—
(Gain) loss from sale of fixed assets		(371)		(488)		69
Deferred income tax and workers’ profit sharing		(404)		(1,806)		1,125
Exchange (gain) loss		145		3,972		(1,171)
Changes in operating assets and liabilities

Increase (decrease) in trade payables		278		(291)		(587)
(Increase) decrease in trade receivables		(181)		(12)		1,049
(Increase) decrease in inventories		(265)		(17)		871
Changes in other current assets and liabilities		467		(42)		2,376
Employee retirement obligations		(472)		(425)		(809)
Derivative financial instruments		—		(1,138)		(824)

Net cash provided by (used in) operating activities		1,383		(714)		2,283

Investing Activities:
Sale of land, buildings, machinery and equipment		71		20		437
Investment in land, buildings, machinery and equipment		(2,146)		(1,550)		(1,009)
Sale of subsidiaries and associated companies		38		—		—
Investment in subsidiaries		(177)		(63)		(454)
Restricted cash		(327)		314		57
Capital distribution to noncontrolling interest		(21)		—		—
Deferred charges and other long-term assets		(316)		70		(155)

Net cash used in investing activities		(2,878)		(1,209)		(1,124)

Financing Activities:
Proceeds from short-term borrowings		2,413		1,072
Proceeds from long-term debt		13,581		2,018		2,532
Payment of short-term borrowings		(4,644)		—		(15)
Payment of long-term debt		(9,201)		(1,020)		(2,468)
Debt issuance costs		(285)		(63)		(11)
(Purchase) sale of treasury stock		(1)		75		—
Dividends paid to stockholders of Vitro		(133)		(143)		—
Dividends paid to noncontrolling interests		(47)		(109)		(14)

	Year ended December 31,
	2007		2008		2009
Other financing activities		279		(36)		5

Net cash provided by financing activities		1,962		1,794		29

Net increase (decrease) in cash and cash equivalents		467		(129)		1,188
Exchange rate effect on cash and cash equivalents		(18)		66		1
Balance at beginning of year		1,042		1,491		1,428

Balance at end of year	Ps.	1,491	Ps.	1,428	Ps.	2,616

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps.	1,369	Ps.	1,993	Ps.	943
Income taxes		441		185		358

26.	Guarantor and non-guarantor financial information

As disclosed in note 10), the Company issued US$700 million of senior guaranteed notes due February 1, 2017 callable after year 2012 at a coupon of a 9.125% and US$300 million of senior unsecured notes due February 1, 2012 not callable for the notes’ life at a coupon of 8.65% (together the “Notes”) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at its less than 100%-owned subsidiary Viméxico.

The obligations of the Company pursuant to each series of the Notes, including any repurchase obligation resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by most of Vitro’s directly and indirectly owned subsidiaries. The following Vitro subsidiaries are designated as guarantors as of December 31, 2009: Viméxico, VENA, Vitro Corporativo, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V., Vidriera Guadalajara, S.A. de C.V., Vidriera Querétaro, S.A. de C.V., Vidriera Toluca, S.A. de C.V., Compañía Vidriera, S.A. de C.V., Fabricación de Máquinas, S.A. de C.V., Servicios Integrales de Acabados, S.A. de C.V.,Vitro Packaging de México, S. de R.L. de C.V., Industria del Alcali, S.A. de C.V., Servicios Vitro Cosmos, S.A. de C.V., Servicios Vidriera los Reyes, S.A. de C.V., Servicios Vidriera Guadalajara, S.A. de C.V., Servicios Vidriera Querétaro, S.A. de C.V., Servicios Vidriera Toluca, S.A. de C.V., Vidrio Lux, S.A., Vitro Packaging, Inc., Vitro Europa, Ltd., American Asset Holdings, Corp., Crisa Holding Corp., Troper Inc., Troper Services, Inc., Amsilco Holdings, Inc., BBO Holdings, Inc., Crisa Corp., Vitro Automotriz, S.A. de C.V., Vitro Flex, S.A. de C.V, Vitro Vidrio y Cristal, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Vitrocar, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., Vau, S.A. de C.V., VVP Holdings Corp., VVP Autoglass, Inc., Vitro America, Inc., Super Sky Products, Inc., Super Sky International, Inc., VVP Finance Corp., Super Sky Constructors, Inc., Vitro Colombia, S.A., VVP Europa Holdings, B.V., Vitro do Brasil Industria e Comercio, Ltda., Vitro Chemicals, Fibers and Mining, Inc., Vitro Global, Ltd, Vidrio y Cristal del Noroeste, S.A. Vidrio Plano, S.A. de C.V., Distribuidora de Vidrio y Cristal, S.A. de C.V., Vidrio Plano de Mexicali, S.A. de C.V., and FIC Regiomontano, S.A.P.I de C.V. Certain of these subsidiaries, including VVP Holdings Corp. and its five subsidiaries, Vitrocar, S.A. de C.V., Vitro Vidrio y Cristal, S.A. de C.V. and Vitrio Automotriz, S.A. de C.V. were sold from Vimexico to Vitro during 2009. These sales are reflected in the columnar presentation described below.

The following condensed consolidating financial information includes separate columnar information for:
•	Vitro (the parent company issuer),

•	Vitro’s combined 100%-owned guarantors, including two Swiss-domiciled subsidiary guarantors 100%-owned by Vitro and two Swiss-domiciled subsidiary guarantors 100%-owned by VENA,

•
Combined information for Viméxico and its 15 100%-owned subsidiaries plus (a) VVP Holdings and its five subsidiaries, 100%-owned subsidiary guarantors which were sold from Viméxico to Vitro in January 2009, (b) Vitrocar, a 100%-owned subsidiary guarantor which was sold from Viméxico to Vitro in December 2009 and (c) Vitro Vidrio y Cristal and Vitrio Automotriz, non-100% owned subsidiary guarantors which were sold from Viméxico to Vitro in December 2009 (financial information for Viméxico, its 100%-owned subsidiaries and the additional entities described herein is included in note 23 of Viméxico’s consolidated financial statements),

•	Vitro’s combined non-guarantors (combined amounts of Vitro’s non-guarantor subsidiaries not already included in the consolidated Viméxico column,)
Investments in subsidiaries are accounted for by Vitro under the equity method for purpose of the supplemental consolidating information. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

a)	Supplemental condensed consolidating balance sheets presented in accordance with MFRS:

			Combined
	Combined		Wholly-		Adjustments				Adjustments
	Consolidated		Owned		Viméxico and		Vitro Non-		and		Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated
Cash	Ps.	922	Ps.	169	Ps.	271	Ps.	66	Ps.	—	Ps.	1,428
Trade receivables and other current assets		6,282		5,138		3,912		521		(9,478)		6,375
Inventories, net		—		1,991		2,199		4		(16)		4,178

Current assets		7,204		7,298		6,382		591		(9,494)		11,981

Property, plant and equipment, net		1,377		8,738		5,813		1,843		(498)		17,273
Deferred taxes		202		1,959		1,318		13		(74)		3,418
Other assets		17,772		5,167		1,444		72		(21,353)		3,102

Long-term assets		19,351		15,864		8,575		1,928		(21,925)		23,793

Total assets	Ps.	26,555	Ps.	23,162	Ps.	14,957	Ps.	2,519	Ps.	(31,419)	Ps.	35,774

Short-term borrowings	Ps.	17,354	Ps.	415	Ps.	1,427		—		—	Ps.	19,196
Derivative financial instruments		—		4,031		986		—		(1,240)		3,777
Accrued expenses and other current liabilities		6,760		5,116		6,049		1,284		(13,119)		6,090

Current liabilities		24,114		9,562		8,462		1,284		(14,359)		29,063

Long-term liabilities		737		9,854		1,101		1,187		(9,276)		3,603

Total liabilities		24,851		19,416		9,563		2,471		(23,635)		32,666

Controlling interest		1,704		3,746		1,377		48		(5,171)		1,704
Non controlling interest in consolidated subsidiaries		—		—		4,017		—		(2,613)		1,404

Total stockholders’ equity		1,704		3,746		5,394		48		(7,784)		3,108

Total liabilities and stockholders’ equity	Ps.	26,555	Ps.	23,162	Ps.	14,957	Ps.	2,519	Ps.	(31,419)	Ps.	35,774

			Combined		Combined
			Wholly-		Viméxico		Combined		Adjustments
			Owned		and		Non-		and		Vitro
As of December 31, 2009	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated
Cash	Ps.	20	Ps.	2,003	Ps.	574	Ps.	20	Ps.	—	Ps.	2,616
Trade receivables and other current assets		8,370		24,071		5,546		449		(34,128)		4,308
Inventories, net		—		1,838		1,547		3		(216)		3,172

Current assets		8,390		27,912		7,667		472		(34,344)		10,096

Property, plant and equipment, net		1,063		7,826		5,230		1,586		(368)		15,338
Deferred taxes		990		2,716		1,516		40		(747)		4,515
Other assets		32,933		5,386		1,315		37		(36,969)		2,703

Long-term assets		34,986		15,587		8,061		1,663		(37,087)		22,556

Total assets	Ps.	43,376	Ps.	43,840	Ps.	15,587	Ps.	2,135	Ps.	(72,427)	Ps.	32,652

Short-term borrowings	Ps.	16,118	Ps.	706	Ps.	851	Ps.	521	Ps.	1	Ps.	18,197
Derivative financial instruments		—		3,579		1,068		—		(1,318)		3,328
Interest and accrued expenses		2,425		693		262		81		(320)		3,141
Trade payables and Other current liabilities		22,536		5,671		6,309		1,326		(32,929)		2,914

Current liabilities		41,079		10,649		8,490		1,928		(34,565)		27,580

Long-term liabilities		1,777		(1,133)		794		389		(1,005)		3,088

Total liabilities		42,856		11,782		9,284		2,317		(35,570)		30,668

Controlling interest		520		30,594		2,403		(182)		(32,815)		520
Noncontrolling interest in consolidated subsidiaries		—		1,464		4,041		—		(4,041)		1,464

Total stockholders’ equity		520		32,058		6,444		(182)		(36,856)		1,984

Total liabilities and stockholders’ equity	Ps.	43,376	Ps.	43,840	Ps.	15,728	Ps.	2,135	Ps.	(72,427)	Ps.	32,652

b)	Supplemental condensed consolidating statements of operations presented in accordance with MFRS:

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			and	Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Net sales and equity in earnings of subsidiaries	Ps.	775	Ps.	13,487	Ps.	13,605	Ps.	2,511	Ps.	(1,787)	Ps.	28,591
Cost of sales		—		9,255		9,578		1,556		(202)		20,187
Selling, general and administrative expenses		100		2,360		3,245		859		(864)		5,700
Total financing cost		803		797		443		66		(449)		1,660
Other (Income) expenses, net		(2)		544		91		56		180		869
Income tax (benefit) expense		(113)		360		152		36		(391)		44

Net (loss) income for the year	Ps.	(13)	Ps.	171	Ps.	96	Ps.	(62)	Ps.	(61)	Ps.	131

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			and	Vitro
For the year ended December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Net sales and equity in earnings of subsidiaries	Ps.	(628)	Ps.	14,752	Ps.	13,230	Ps.	2,537	Ps.	(878)	Ps.	29,013
Cost of sales		—		10,633		9,703		1,573		(630)		21,279
Selling, general and administrative expenses		161		2,175		3,341		918		(571)		6,024
Total financing cost		5,294		5,616		1,398		189		(3,420)		9,077
Other (income) expenses, net		25		(257)		141		4		577		490
Income tax (benefit) expense		(402)		(847)		(735)		10		(201)		(2,175)

Net (loss) income for the year		(5,706)		(2,568)		(618)		(157)		3,367		(5,682)

			Combined		Combined
			Wholly-		Viméxico		Combined		Adjustments
			Owned		and		Non-		and		Vitro
For the year ended December 31, 2009	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated
Net sales and equity in earnings of subsidiaries	Ps.	1,111	Ps.	12,538	Ps.	11,453	Ps.	322	Ps.	(1,433)	Ps.	23,991
Cost of sales		—		8,708		8,839		15		(382)		17,180
Selling, general and administrative expenses		167		2,315		3,205		382		(587)		5,482
Total financing cost		1,707		1,538		782		91		(1,752)		2,366
Other (income) expenses, net		47		(163)		422		17		(8)		315
Income tax (benefit) expense		(23)		(372)		(171)		(25)		(7)		(598)

Net (loss) income for the year	Ps.	(787)	Ps.	512	Ps.	(1,624)	Ps.	(158)	Ps.	1,303	Ps.	(754)

c)	Supplemental condensed consolidating statements of changes in financial position present in accordance with MFRS:

			Combined
			Wholly-		Consolidated		Combined			Adjustment
			Owned		Viméxico and		Non-			And	Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Operating Activities:

Net (loss) income	Ps.	(13)	Ps.	171	Ps.	96	Ps.	(62)	Ps.	(61)	Ps.	131
Depreciation and amortization		15		771		480		148		—		1,414
Provision for employee retirement obligations		—		176		57		28		—		261
Amortization of debt issuance costs		24		142		4		—		—		170
Impairment of long-lived assets		—		—		91		31		—		122
Loss (gain) from sale of long-lived assets		—		(89)		(55)		—		191		47
Derivative financial instruments		87		100		29		—				216
Deferred taxes		(113)		(184)		(104)		3		47		(351)
Other non-cash charges		148		22		20		—		(82)		(108)
(Increase) decrease in trade receivables		—		11		(163)		(39)		(110)		(81)
(Increase) decrease in inventories		—		(334)		(19)		42		3		(308)
Increase (decrease) in trade payables		—		—		223		55		(35)		243
Changes in other current assets and liabilities		818		(462)		105		(32)		(255)		174
Employee retirement obligations		—		(351)		(101)		(20)		—		(472)

Net resources generated by (used in) operating activities		966		(27)		663		154		(82)		1,674

Financing Activities:
Banks loans, net		9,959		(7,837)		(356)		243		(52)		1,957
Debt issuance cost		(76)		(208)		(9)		—		—		(293)
Dividends paid		(136)		—		(51)		(101)		73		(215)
Other financing activities		(10,364)		7,911		261		134		2,544		486

Net resources (used in) generated by financing activities		(617)		(134)		(155)		276		2,565		1,935

Investing Activities:
Investments in land, buildings, machinery and equipment		(306)		(1,919)		(324)		(445)		299		(2,695)
Proceeds from sale of land, machinery and equipment		—		239		131		1		(299)		72
Restricted cash		—		108		46		—		—		(88)
Investments in subsidiaries		37		(134)		(181)		—		(37)		(181)
Proceeds from sale of subsidiaries and associated companies		—		24		—		—		13		37
Other long-term assets		—		—		—		—		(85)		(85)
Deferred charges		—		(80)		(206)		(16)				(302)
Other investing activities		—		2,336		49		38		(2,374)		49

Net resources (used in) generated by investing activities		(269)		466		(485)		(422)		(2,483)		(3,193)

Net increase in cash and cash equivalents		80		305		23		8				416
Balance at beginning of year		673		235		170		144		—		1,222

Balance at end of year	Ps.	753	Ps.	540	Ps.	193	Ps.	152	Ps.		Ps.	1,638

d)	Supplemental condensed consolidating statements of cash flow presented in accordance with MFRS:

			Combined
			Wholly-		Consolidated		Combined		Adjustments
			Owned		Viméxico and		Non-		And		Vitro
For the year ended December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

OPERATING ACTIVITIES:
Loss (income) before income taxes	Ps.	(6,108)	Ps.	(3,415)	Ps.	(1,353)	Ps.	(147)	Ps.	3,166	Ps.	(7,857)
Items related to investing and financing activities:
Depreciation and amortization		97		749		488		149		(14)		1,469
Other from operating activities		1,716		(230)		(92)		—		(1,402)		(8)
Impairment of long-lived assets						196		—		—		196
Derivative financial instruments		(21)		3,254		617		—		(84)		3,766
Foreign exchange loss		3,697		1,268		231		(6)		(1,456)		3,734
Interest expense		1,646		992		610		148		(1,307)		2,089
Trade receivables				148		(243)		7		(13)		(101)
Other current assets and liabilities		(302)		601		307		(325)		(622)		(341)
Income tax paid		(127)		(213)		10		(28)		147		(211)

Net cash provided by (used in) operating activities		598		3,154		771		(202)		(1,585)		2,736
INVESTING ACTIVITIES
Investments in machinery and equipment, net		(44)		(280)		(136)		(1,356)		38		(1,778)
Other assets		—		241		(13)		15		89		332
Deferred charges		(6)		(137)		(119)		(38)		38		(262)
Other investing activities		1,510		305		(657)		(5)		(1,156)		(3)

Net cash generated by (used in) investing activities		1,460		129		(925)		(1,384)		(991)		(1,711)
Excess cash to apply to financing activities		2,058		3,283		(154)		(1,586)		(2,576)		1,025
FINANCING ACTIVITIES:
Proceeds from short-term bank loans		457		312		218		71		(97)		1,155
Interest paid		(1,447)		(1,048)		(645)		(127)		1,223		(2,044)
Proceeds from long-term bank loans		400		433		88		1,055		—		1,976
Payments of long-term bank loans		(299)		(644)		(77)		—		—		(1,020)
Derivative financial instruments		187		(681)		156		—		(800)		(1,138)
Other financing activities		(1,187)		(2,491)		584		665		2,056		(373)

Net cash provided by financing activities		(1,889)		(4,119)		324		1,664		2,576		(1,444)
Net decrease in cash and cash equivalents		169		(836)		170		78		—		(419)
Adjustment to cash flows due to exchange rate fluctuations		—		115		(23)		—		—		92
Deconsolidation of subsidiary		—		—		—		(105)		—		(105)
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 388)		753		984		276		151		—		2,164

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 74)	Ps.	922	Ps.	263	Ps.	423	Ps.	124	Ps.	—	Ps.	1,732

					Combined
			Wholly-		Viméxico		Combined		Adjustments
			Owned		and		Non-		And		Vitro
For the year ended December 31, 2009	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

OPERATING ACTIVITIES:
Loss (income) before income taxes	Ps.	(810)	Ps.	140	Ps.	(1,795)	Ps.	(183)		1296	Ps.	(1,352)
Items related to investing and financing activities:
Depreciation and amortization		86		841		575		14		(43)		1,473
Other from operating activities		962		(337)		(177)		39		(717)		(230)
Impairment of long-lived assets		—				207				(48)		207
Derivative financial instruments		—		556		130		161		(277)		570
Foreign exchange loss		(1,097)		(662)		(115)				697		(1,177)
Interest expense		2,032		1,797		893		(61)		(1,911)		2,750
Trade receivables		—		588		1,098		(28)		(609)		1,049
Inventories		—		194		606		1		70		871
Employe retirement obligations				(397)		(9)		8		1		(397)
Other current assets and liabilities		(197)		(42)		(144)		74		770		461
Trade payables		—		(439)		(166)		(4)		22		(587)
Income tax paid		385		(177)		29		(12)		133		358

Net cash provided by operating activities		1,361		2,062		1,132		9		(568)		3,996
INVESTING ACTIVITIES
Investments in machinery and equipment		—		(735)		(264)		(6)		(4)		(1,009)
Proceeds from sale of machinery and equipment		206		1,155		32		230		(213)		1,410
Investment in subsidiaries, net of cash acquired		—		(349)		(454)				349		(454)
Other investing activities		231		(2,668)		(1,096)		(135)		3,566		(102)

Net cash used in investing activities		437		(2,597)		(1,782)		89		3,698		(155)
Excess cash to apply to financing activities		1,798		(535)		(650)		98		3,130		3,841
FINANCING ACTIVITIES:
Proceeds from short-term bank loans		(281)		829		(563)						(15)
Interest paid		(115)		(1,653)		(741)		(107)		1,673		(943)
Proceeds from long-term bank loans				1,218		341						1,559
Payments of long-term bank loans				(1,921)		(322)		(225)		219		(2,468)
Derivative financial instruments				(996)		(47)						(824)
Other financing activities		(2,295)		4,905		2206		186		(5,022)		(20)

Net cash provided by financing activities		(2,691)		2,382		874		(146)		(3,130)		(2,711)
Net decrease in cash and cash equivalents		(893)		1,847		224		(48)				1,130
Adjustment to cash flows due to exchange rate fluctuations										1		1
Deconsolidation of subsidiary												—
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 74)		922		263		423		124				1,732

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 9)	Ps.	29	Ps.	2,110	Ps.	647	Ps.	76	Ps.	1	Ps.	2,863

e)	Supplemental condensed consolidating financial information reconciled from MFRS to U.S. GAAP:
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

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			And	Vitro
For the year ended December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated
Consolidated net (loss) income as reported under MFRS	Ps.	(13)	Ps.	171	Ps.	96	Ps.	(62)	Ps.	(61)	Ps.	131
U.S. GAAP adjustments:
Deferred income taxes (see note 25 b)		(120)		110		(37)	—			102		55
Monetary position result on deferred income taxes (see note 25 c)		(10)		24		17	—			—		31
Capitalization of interest (see note 25 d)		—		16		—	—			—		16
Amortization of capitalized interest (see note 25 d)		—		(32)		(4)	—			—		(36)
Effect of applying Bulletin B-10 (see note 25 f)		—		(15)		(21)	—			—		(36)
Discontinued operations (see note 25 h)		26		—		—	—			—		26
Employee retirement obligations (see note 25 j)		—		(8)		(7)	—			—		(15)
Purchase of Visteon’s capital investment (see note 25 k)		—		—		5	—			—		5
Sale of real estate (see note 25 m)		429		—		—	—			—		429
Impairment of long—lived assets (see note 25 n)		—		—		(10)	—			—		(10)
Deconsolidation of Comegua		(20)		—		—	—			—		(20)
Investment in subsidiaries		157		—		—	—			(157)		—

Total U.S. GAAP adjustments		462		95		(57)	0			(55)		445

Net income (loss) under U.S. GAAP	Ps.	449	Ps.	266	Ps.	39	Ps.	(62)	Ps.	(116)	Ps.	576

				Combined
				Wholly-		Consolidated	Combined		Adjustments
				Owned		Viméxico and	Non-		and		Vitro
For the year ended December 31, 2008	Vitro			Guarantors		Subsidiaries	Guarantors		Eliminations		Consolidated

Consolidated net (loss) income as reported under MFRS	Ps.	(5,706)	Ps.	(2,568)	Ps.	(618)	Ps.	(157)	Ps.	3,367	Ps.	(5,682)

U.S. GAAP adjustments:

Deferred income taxes (see note 25 b)		108		(870)		55	—			—		(707)
Negative goodwill and reduction in depreciation expense (see e)		—		—		(43)	—			—		(43)

Capitalization of interest (see note 25 d)		—		(358)		—	—			—		(358)
Amortization of capitalized interest (see note 25 d)		—		(34)		(5)	—			—		(39)
Effect of applying Bulletin B-10 (see note 25 f)		—		(21)		18	—			—		(3)
Effect of ASC 715 (previously SFAS No. 158 (see j)		—		23			—			—		23

Derivative financial instruments (see g)		—		58		17	—			—		75
Employee retirement obligations (see note 25 j)		—		25		11	—			—		36
Purchase of Visteon’s capital investment (see note 25 k)		—		—		5	—			—		5
Sale of real estate (see note 25 m)		386		—		—	—			—		386
Deconsolidation of Comegua		(16)		—		—	—			—		(16)
Impairment of long—lived assets (see note 25 n)		—		—		(45)	—			—		(45)

Total U.S. GAAP adjustments		478		(1,177)		13	—			—		(686)

Net income (loss) under U.S. GAAP	Ps.	(5,228)	Ps.	(3,745)	Ps.	(605)	Ps.	(157)	Ps.	3,367	Ps.	(6,368)

			Combined
			Wholly-			Combined		Combined	Adjustments
			Owned			Viméxico and		Non-	and		Vitro
For the year ended December 31, 2009	Vitro		Guarantors			Subsidiaries		Guarantors	Eliminations		Consolidated

Consolidated net (loss) income as reported under MFRS	Ps.	(787)	Ps.	512	Ps.	(1,624)	Ps.	(158)	Ps.	1,303	Ps.	(754)

U.S. GAAP adjustments:

Deferred income taxes (see note 25 b)		1,493		(1,096)		(1,488)		(39)		—		(1,130)
Amortization of capitalized interest (see note 25 f)		—		(15)		(4)		—		—		(19)
Effect of ASC 715 (previously SFAS No. 158 (see m)		—		(23)		(7)		—		—		(30)

Derivative financial instruments (see j)		—		(6)		(2)		—		—		(8)
Employee retirement obligations (see note 25 m)		—		10		16		—				26
Purchase of Visteon’s capital investment (see note 25 n)		—		—		9		—		—		9
Sale-leaseback transaction (see note 25 p)				(278)		—		—		—		(278)
Impairment of long—lived assets (see note 25 q)		—		—		15		—		—		15
Impact of changes in income tax law (see 25 q)		(237)										(237)
Fintech option liability (see 25 p)				(181)								(181)

Total U.S. GAAP adjustments		1,256		(1,589)		(1,461)		(39)		—		(1,833)

Net income (loss) under U.S. GAAP	Ps.	469	Ps.	(1,077)	Ps.	(3,085)	Ps.	(197)	Ps.	1,303	Ps.	(2,587)

			Combined
			Wholly-		Consolidated		Combined		Adjustments
			Owned		Viméxico and		Non-		and		Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors		Eliminations		Consolidated

Total stockholders’ equity reported under MFRS	Ps.	1,704	Ps.	3,746	Ps.	5,394	Ps.	48	Ps.	(7,784)	Ps.	3,108

U.S. GAAP adjustments:

Deferred income taxes (see note 25b)		38		(872)		(415)		15	—			(1,234)

Capitalization of interest (see note 25 d)		—		(26)		42		—	—			16
Goodwill (see note 25 e)		—		—		81		—	—			81
Accumulated amortization of capitalized interest (see note 25 d)		—		(197)		(27)		—	—			(224)
Effect of ASC 715 (previously SFAS No. 158 (see note 25 j)		—		(1,280)		(414)		(55)	—			(1,749)
Derivative financial instruments (see Note 25 g)		—		58		17		—	—			75
Employee retirement obligations (see note 25 j)		—		(36)		(28)		—	—			(64)
Purchase of Visteon’s capital investment (see note 25 k)		—		—		(61)		—	—			(61)
Purchase of remaining 40% interest in Vitro Cristalglass (see note 25 l)		—		—		60		—	—			60
Impairment of long—lived assets (see note 25 n)		(149)		12		345		—	—			208

Total U.S. GAAP adjustments		(111)		(2,341)		(400)		(40)	—			(2,892)

Total stockholders’ equity under U.S. GAAP	Ps.	1,593	Ps.	1,405	Ps.	4,994	Ps.	8	Ps.	(7,784)	Ps.	216

			Combined
			Wholly-		Consolidated			Combined		Adjustments
			Owned		Viméxico and			Non-		and	Vitro
As of December 31, 2009	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated

Total stockholders’ equity reported under MFRS	Ps.	520	Ps.	32,058	Ps.	6,444	Ps.	(182)	Ps.	(36,856)	Ps.	1,984

U.S. GAAP adjustments:

Deferred income taxes (see note 25b)		416		(718)		(1,973)		(27)				(2,302)

Capitalization of interest (see note 25 d)		—		(26)		42						16

Goodwill (see note 25 g)		—		—		81						81
Accumulated amortization of capitalized interest (see note 25 d)		—		(212)		(31)						(243)

Effect of ASC 715 (previously SFAS No. 158 (see note 25j)		—		(1,678)		(535)		(42)				(2,255)

Derivative financial instruments (see note 25g)		—		52		15		(1)				66
Employee retirement obligations (see note 25 j)		—		(26)		(12)						(38)
Purchase of Visteon’s capital investment (see note 25k)		—		—		(52)						(52)
Purchase of remaining 40% interest in Vitro Cristalglass (see note 25o)		—		—		60						60
Impairment of long—lived assets (see note 25 n)		(149)		11		361						223

Sale-lease-back transaction (see note 25p)				(278)								(278)
Fintech option liability (see note 25p)				(181)								(181)

Total U.S. GAAP adjustments		267		(3,056)		(2,044)		(70)				(4,903)

Total stockholders’ equity under U.S. GAAP	Ps.	787	Ps.	29,002		4,400		(252)		(36,856)	Ps.	(2,919)

f)	Supplemental U.S. GAAP Cash Flow Information
The classifications of cash flows under MFRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption in 2007. The nature of the differences between MFRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination in 2007 of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.
For the Guarantors, the following table summarizes the cash flow items as required under SFAS No. 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2007, 2008 and 2009, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 for 2007. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power.

			Combined
			Wholly-		Consolidated			Combined		Adjustments
			Owned		Viméxico and			Non-		and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	476	Ps.	629	Ps.	549	Ps.	(30)	Ps.	(241)	Ps.	1,383
Net cash (used in) provided by financing activities		(102)		(879)		(7)		141		2,809		1,962
Net cash (used in) provided by investing activities		(269)		582		(505)		(116)		(2,570)		(2,878)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Interest paid	Ps.	914	Ps.	1,492	Ps.	373	Ps.	88	Ps.	(1,498)	Ps.	1,369

Income taxes paid		(581)		834		204		10		(26)		441

			Combined
			Wholly-		Consolidated			Combined		Adjustments
			Owned		Viméxico and			Non-		and	Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	(662)	Ps.	1,673	Ps.	187	Ps.	(491)	Ps.	(1,421)	(714)
Net cash (used in) provided by financing activities		(629)		(2,389)		909		1,750		2,153	1,794
Net cash (used in) provided by investing activities		1,460		168		(977)		(1,130)		(730)	(1,209)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

			Combined
			Wholly-		Consolidated		Combined			Adjustments
			Owned		Viméxico and		Non-			and	Vitro
As of December 31, 2008	Vitro		Guarantors		Subsidiaries		Guarantors			Eliminations	Consolidated

Interest paid	Ps.	1,447	Ps.	1,048	Ps.	645	Ps.	127	Ps.	(1,274)	Ps.	1,993

Income taxes paid		127		213		10		2		(167)		185

		Combined
		Wholly-	Combined	Combined	Adjustments
		Owned	Viméxico and	Non-	and	Vitro
As of December 31, 2009	Vitro	Guarantors	Subsidiaries	Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	1,246	(476)	497	(93)	1,107	2,282
Net cash (used in) provided by financing activities	(2,576)	6,004	1,663	(39)	(5,021)	30
Net cash (used in) provided by investing activities	427	(3,618)	(1,935)	88	3,913	(1,125)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

		Combined
		Wholly-	Combined	Combined	Adjustments
		Owned	Viméxico and	Non-	and	Vitro
As of December 31, 2009	Vitro	Guarantors	Subsidiaries	Guarantors	Eliminations	Consolidated

Interest paid	115	(1,653)	(741)	(107)	1673	(943)

Income taxes paid	385	(177)	29	(12)	133	358

Viméxico, S. A. de C. V. and Subsidiaries, VVP
Holdings Corporation and Subsidiaries, Vitro
Vidrio y Cristal, S.A. de C.V. and Subsidiaries,
Vitro Automotriz, S.A. de C.V. and
Subsidiaries, Vitro Cristalglass, S.L. and
Subsidiaries and Vitrocar, S.A. de C.V.
(Subsidiaries of Vitro, S.A.B. de C.V.)
Consolidated and Combined Financial
Statements For the Years Ended December 31,
2007, 2008 and 2009, and Report of
Independent Registered Public Accounting
Firm Dated February 24, 2011

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Report of Independent Registered Public Accounting Firm and Consolidated and Combined Financial Statements for 2007, 2008 and 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Viméxico, S.A. de C.V. VVP Holdings Corporation, Vitro Vidrio y Cristal, S.A. de C.V., Vitro
Automotriz, S.A. de C.V., Vitro Cristalglass, S.L. and Vitrocar, S.A. de C.V.
Garza Garcia, N.L., Mexico
We have audited the accompanying consolidated and combined balance sheets of Viméxico, S.A. de C.V. and subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V. (all together, the Company); subsidiaries of Vitro S.A.B. de C.V. (“Vitro”), as of December 31, 2008 and 2009, and the related consolidated and combined statements of operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statement of changes in financial position for the year ended December 31, 2007 and the consolidated and combined statements of cash flows for the years ended December 31, 2008 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Viméxico, S.A. de C.V. and subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V. as of December 31, 2008 and 2009, the results of their operations and changes in their stockholder’s equity for each of the three years in the period ended December 31, 2009, as well as changes in their financial position for the year ended December 31, 2007 and their cash flows for the years ended December 31, 2008 and 2009, in conformity with Mexican Financial Reporting Standards.
The accompanying consolidated financial statements for the year ended December 31, 2009, have been prepared assuming that the Company will continue as a going concern. As disclosed in note 2a), to the accompanying consolidated and combined financial statements, as of December 31, 2008 and 2009, the Company incurred a net loss of Ps. 618 million and Ps.1,624 million and its current liabilities exceed their current assets by Ps. 2,080 million and Ps. 823 million, respectively. Additionally as mentioned in Notes 12 d) and 21 a), to the accompanying consolidated and combined financial statements, Vitro has not met the obligations stipulated in its debt issuance agreements, and has received payment acceleration notices from a group of its bondholders. Vitro continues its productive operations regularly and is working, at the same time, on the negotiations with its financial creditors to restructure its debt. The Company guarantees such debt. The Company and certain of its affiliates are guarantors of such debt. These factors raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated and combined financial statements do not include the effect that might arise if the Company’s and Vitro’s plans could not be realized.
As disclosed in note 3 a) to the accompanying consolidated and combined financial statements, the Company adopted the following new Mexican Financial Reporting Standards, which impacted its financial position and results of operations; in 2008: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF D-3, Employee Benefits and NIF D-4, Income Taxes. In 2009: NIF B-8, Consolidated or Combined Financial Statements and NIF C-8, Intangible Assets.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated and combined net income (loss) for each of the three years in the period ended December 31, 2009, and the determination of consolidated and combined stockholders’ equity as of December 31, 2009 and 2008, to the extent summarized in Note 23.
As disclosed in Note 23) to the accompanying consolidated and combined financial statements, in 2008 the Company adopted the recognition and disclosure provisions of the Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) 820-10 (previously SFAS No. 157, Fair Value Measurements) as it relates to its financial instruments carried at fair value and in 2009 adopted ASC 105-10 (previously SFAS No. 168, Financial Accounting Standards Board Accounting Standards Codification), which establishes the FASB Codification as the source of authoritative accounting principles recognized by the FASB, as well as the recognition and disclosure provisions in relation to nonfinancial assets and liabilities recorded at fair value on a non-recurring basis, the accounting and reporting provisions of ASC 810-10 (previously SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) as it relates to the Noncontrolling interest in a subsidiary, and the accounting and reporting provisions of ASC 855-10 (previously SFAS 165, Subsequent Events) for events that occur after the balance sheet date but before financial statements are issued.
The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited
/s/ Gricelda García Ruiz
C.P.C. Gricelda García Ruiz
Monterrey, N.L., Mexico
February 24, 2011

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries,Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Consolidated and Combined Balance Sheets
As of December 31, 2008 and 2009
(Millions of Mexican pesos)

	December 31,
	2008		2009
Assets
Cash and cash equivalents	Ps.	271	Ps.	574
Trade receivables, net		2,356		1,755
Taxes receivable		203		178
Trade and debt receivables from affiliates		873		3,217
Other receivables		480		396
Inventories		2,199		1,547

Current assets		6,382		7,667

Land and buildings, net		2,598		2,487
Machinery and equipment, net		2,843		2,532
Construction in progress		372		211
Goodwill		771		702
Prepaid pension asset		66		75
Deferred taxes		1,318		1,516
Other assets		607		538

Long-term assets		8,575		8,061

Total assets	Ps.	14,957	Ps.	15,728

Liabilities
Short-term borrowings	Ps.	1,379	Ps.	803
Current maturities of long-term debt		48		48
Trade payables		1,028		848
Accrued expenses		321		262
Derivative financial instruments		986		1,068
Accounts and notes payable to affiliates		3,008		4,548
Other current liabilities		1,692		913

Current liabilities		8,462		8,490

Long-term debt		849		536
Other long-term liabilities		252		258

Long-term liabilities		1,101		794

Total liabilities		9,563		9,284

Commitments and contingencies (note 12)
Stockholders’ equity
Capital stock		4,721		12,421
Additional paid-in capital		(1,885)		(4,082)
Translation effects of foreign affiliated companies		(396)		(376)
Accumulated deficit		(1,063)		(5,560)

Total controlling interest		1,377		2,403
Noncontrolling interest		4,017		4,041

Total stockholders’ equity		5,394		6,444

Total liabilities and stockholders’ equity	Ps.	14,957	Ps.	15,728

The accompanying notes are part of the consolidated and combined financial statements.

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Consolidated and Combined Statements of Operations
For the years ended December 31, 2007, 2008 and 2009
(Millions of Mexican pesos)

	Year ended December 31,
	2007		2008		2009
Net sales	Ps.	13,605	Ps.	13,230	Ps.	11,453
Cost of sales		9,578		9,703		8,839

Gross profit		4,027		3,527		2,614
Selling, general and administrative expenses		3,245		3,341		3,205

Operating income (loss)		782		186		(591)

Comprehensive financing result:
Financing expenses, net		472		610		662
Exchange loss (gain), net		86		171		(10)
Derivative financial instruments (gain) loss		(3)		617		130
Gain from monetary position		(112)

		443		1,398		782

Operating income (loss) after financing cost		339		(1,212)		(1,373)
Other expenses, net		91		141		422

Income (loss) before taxes		248		(1,353)		(1,795)
Income tax expense (benefit)		152		(735)		(171)

Net income (loss) for the year	Ps.	96	Ps.	(618)	Ps.	(1,624)

Noncontrolling interest income	Ps.	182	Ps.	206	Ps.	277
Controlling interest loss		(86)		(824)		(1,901)

Combined net income (loss)	Ps.	96	Ps.	(618)	Ps.	(1,624)

The accompanying notes are part of the consolidated and combined financial statements.

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Consolidated and Combined Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2007, 2008 and 2009
(Millions of Mexican pesos)

										Translation
										effect of	Retained
				Additional	Shortfall					foreign	earnings				Total
	Capital			paid-in	in restatement		Other			affiliated	(accumulated		Noncontrolling		Stockholders’
	stock			capital	of capital		reserves (1)			companies	deficit)		interest		equity
Balance at December 31, 2006	Ps.	4,721			Ps.	(2,493)	Ps.	(1,740)			Ps.	4,028	Ps.	1,438	Ps.	5,954
Dividends paid														(51)		(51)
Comprehensive income						(44)		67				(86)		207		144

Balance at December 31, 2007		4,721				(2,537)		(1,673)				3,942		1,594		6,047
Reclassification for adoption of new Mexican Financial Reporting Standards						2,537		1,673				(4,181)				29
Dividends paid														(108)		(108)
Capital distribution			Ps.	(1,825)										1,825
Decrease in noncontrolling interest				(60)										(375)		(435)
Comprehensive loss									Ps.	(396)		(824)		1,081		(139)

Balance at December 31, 2008		4,721		(1,885)		—		—		(396)		(1,063)		4,017		5,394
Effect in retained earnings of cancellation of preoperating costs												(10)				(10)
Dividends paid														(14)		(14)
Capital distribution				(876)												(876)
Effect on stockholders’ equity of combining the Affiliated Companies		7,700		(1,321)						(18)		(2,586)				3,775
Comprehensive loss										38		(1,901)		38		(1,825)

Balance at December 31, 2009	Ps.	12,421	Ps.	(4,082)	Ps.	—	Ps.	—	Ps.	(376)	Ps.	(5,560)	Ps.	4,041	Ps.	6,444

(1)	Includes the initial cumulative effect of deferred tax and the additional minimum liability related to employee retirement obligations.
The accompanying notes are part of the consolidated and combined financial statements.

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Consolidated Statement of Changes in Financial Position
For the year ended December 31, 2007
(Millions of Mexican pesos)

	Year ended
	December 31,
	2007
Operating activities:
Net income	Ps.	96
Add (deduct) non-cash items:
Depreciation and amortization		480
Provision for employee retirement obligations		57
Early extinguishment of employee retirement obligations		20
Amortization of debt issuance costs		4
Impairment of long-lived assets		91
Gain from sale of long-lived assets		(55)
Mark-to market of derivative financial instruments		29
Deferred taxes and workers’ profit sharing		(104)

		618
Increase in trade receivables		(163)
Increase in inventories		(19)
Increase in trade payables		223
Decrease in retained undivided interests in securitized receivables		37
Change in other current assets and liabilities, net		68
Employee retirement obligations		(101)

Net resources generated by operating activities		663

Financing activities:
Notes payable to Affiliated Companies		317
Proceeds from short- term bank loans		508
Proceeds from long- term bank loans		145
Amortization in real terms of bank loans		(61)
Payment of short-term bank loans		(564)
Payment of long-term bank loans		(384)
Debt issuance costs		(9)
Dividends paid to minority interest		(51)
Other financing activities		(56)

Net resources used in financing activities		(155)

Investing activities:
Investments in land, buildings, machinery and equipment		(324)
Proceeds from sale of land, buildings, machinery and equipment		131
Restricted cash		46
Investment in affiliated companies		(181)
Accounts receivable long-term		53
Other long-term assets		(4)
Deferred charges		(206)

Net resources used in investing activities		(485)

Net increase in cash and cash equivalents		23
Balance at beginning of year		170

Balance at end of year	Ps.	193

The accompanying notes are part of the consolidated and combined financial statements.

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Consolidated and Combined Statements of Cash Flows
For the years ended December 31, 2008 and 2009
(Millions of Mexican pesos)

	Year ended December 31,
	2008		2009
Operating activities:
Loss before income taxes	Ps.	(1,353)	Ps.	(1,795)
Items related to investing activities:
Depreciation and amortization		488		575
(Gain) loss from sale of long-lived assets		(92)		55
Impairment of long-lived assets		196		207
Foreign exchange loss		(7)
Interest income		(50)		(232)
Items related to financing activities:
Derivative financial instruments		617		130
Foreign exchange loss (income)		238		(115)
Interest expense		660		893
Changes in:
Trade receivables		169		1,098
Inventories		44		606
Trade payables		(372)		(166)
Other current assets and liabilities		226		(144)
Employee benefits		(3)		(9)
Income taxes		10		29

Net cash provided by operating activities		771		1,132

Investing activities:
Investments in machinery and equipment		(286)		(264)
Proceeds from sale of machinery and equipment		150		32
Investment in affiliated companies		(43)		(454)
Other assets		7		11
Deferred charges		(119)		(36)
Interest received		49		153
Notes receivables to affiliates		(663)		(1,224)
Capital distribution to noncontrolling interest		(20)

Net cash used in investing activities		(925)		(1,782)

Cash to be obtained from financing activities		(154)		(650)

Financing activities:
Proceeds from (payments of) short-term bank loans		218		(563)
Interest paid		(645)		(741)
Dividends paid to minority interest		(108)		(14)
Proceeds from long-term bank loans		88		341
Payments of long-term bank loans		(77)		(322)
Notes payable to affiliates		529		1,995
Derivative financial instruments		156		(47)
Issuance of capital stock				224
Other financing activities		163		1

Net cash provided by financing activities		324		874

Net increase in cash and cash equivalents		170		224
Adjustment to cash flows due to exchange rate fluctuations		(23)
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 18 and Ps. 20 at December 31, 2008 and 2009, respectively)		276		423

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 20 and Ps. 73 at December 31, 2008 and 2009, respectively)	Ps.	423	Ps.	647

The accompanying notes are part of the consolidated and combined financial statements.

Viméxico, S. A. de C. V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
Notes to Consolidated and Combined Financial Statements
For the years ended December 31, 2007, 2008 and 2009
(Millions of Mexican pesos)
1.	Activities of the companies
Viméxico, S.A. de C.V. (Viméxico) and subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V., subsidiaries of Vitro, S.A.B. de C.V. (“Vitro”), are primarily dedicated to the manufacturing and selling of float glass in the housing and automotive industries.
2.	Basis of presentation and principles of combination
a.	Basis of presentation — The accompanying combined financial statements of Viméxico, S.A. de C.V. and subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V. (the Company) are prepared on the basis of Mexican Financial Reporting Standards (MFRS, individually referred to as Normas de Información Financiera or NIFs).
On January 1, 2009, VVP Holdings Corporation and Subsidiaries, which was previously 100% owned by Viméxico, was sold to Vitro. On December 15, 2009, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries and Vitro Automotriz, S.A. de C.V. and Subsidiaries, which was previously 100% owned by Viméxico, was sold to Vitro through a dilution of Viméxico’s interest. On December 15, 2009, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V., which was previously 100% owned by Viméxico, was sold to Fic Regimontano, S.A.P.I. de C.V. Such entities have been combined in the 2009 financial statements to ensure the comparability of the financial position, results of operations and cash flows for all years presented (Note 18).
The consolidated and combined financial statements and notes as of December 31, 2008 and 2009 and for the years then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for the year ended December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007; consequently, they are not comparable.
In the consolidated and combined financial statements and these notes, references to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of United States of America (the United States).
The accompanying consolidated and combined financial statements for the year ended December 31, 2009 have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated and combined financial statements for the years ended December 31, 2008 and 2009 the Company incurred a net loss of Ps. 618 and Ps.1,624, respectively, its current liabilities exceed their current assets in Ps. 2,080 and Ps. 823, respectively. Additionally, as mentioned in Notes 12 d) and 21 a), to the accompanying financial statements, Vitro has not met the obligations stipulated in its debt issuance agreements, and has received payment acceleration notices from a group of its bondholders. Vitro continues its productive operations regularly, and is working, at the same time, on the negotiations with its financial creditors to restructure its debt. The Company guarantees such debt. These factors raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated and combined financial statements do not include the effect that might arise if the Company’s and Vitro’s plans could not be realized.

b.	Consolidated and Combined financial statements— The consolidated and combined financial statements include those of Viméxico, S.A. de C.V. and Subsidiaries, VVP Holdings Corporation and Subsidiaries, Vitro Vidrio y Cristal, S.A. de C.V. and Subsidiaries, Vitro Automotriz, S.A. de C.V. and Subsidiaries, Vitro Cristalglass, S.L. and Subsidiaries and Vitrocar, S.A. de C.V.
As of December 31, 2008 and 2009, the main subsidiaries and Affiliated Companies presented within the consolidated and combined financial statements are:

	Ownership	Ownership
	Percentage	Percentage
	2008	2009
Vidrio Plano de México, S.A. de C.V.	100	100
Vidrio Plano, S.A. de C.V.	100	100
Cristales Inastillables de México, S.A. de C.V.	100	100
Vitro Flex, S.A. de C.V.	100	100
Distribuidora de Vidrio y Cristal S.A. de C.V.	100	100
Vitrocar, S.A. de C.V. (5)	100	—
Cristales Automotrices, S.A. de C.V.	51	51
Distribuidor Vidriero Lan, S.A. de C.V.	100	100
Vitro Automotriz, S.A. de C.V. (6)	100	0.08
Vitro Vidrio y Cristal, S.A. de C.V. (7)	100	0.007
Productos de Valor Agregado en Cristal, S.A. de C.V. (1)	55	0.001
Vitro Flotado Cubiertas, S.A. de C.V.	100	100
Vidrio Plano de Mexicali, S.A. de C.V.	100	100
Vidrio y Cristal del Noroeste, S.A. de C.V. (2)	100	100
IP Vitro Vidrio y Cristal, Ltd	0.01	0.01
VVP Europa Holdings BV	100	100
Vitro Cristalglass, S.L. (3) (4)	100	8.6
Vitro Chaves Industria de Vidrio, S.A.	60	5.1
VVP Holdings Corporation. (8)	100	—
Vitro America, Inc.	100	—
Vitro Colombia, S.A.	100	100
Cristales Centroamericanos, S.A.	100	100
Vau, S.A. de C.V.	100	100

(1)	In August 2007, Vitro Vidrio y Cristal, S.A. de C.V. (“Vitro VyC”), a subsidiary of Viméxico, acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”) (see note 18 b).

(2)	In July 2007, Viméxico acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (“Vitro AFG”) from AFG Industries Inc. (“AFG Industries”), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. (see note 18 a).

(3)	In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass, S.L. (“Vitro Cristalglass”). The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated (see note 18 c).

(4)	In December 2009, 60% of the shares of Vitro Cristalglass, S.L. were sold to FIC Regiomontano, S.A.P.I. de C.V. (“FIC Regiomontano”) (See Note 18 c).

(5)	In December 2009, 100% of the shares of Vitrocar, S.A. de C.V. were sold to FIC Regiomontano (See Note 18 e).

(6)	Pursuant to a unanimous resolution of Vitro Automotriz, S.A. de C.V. (“VAU”) on December 15, 2009, variable capital was increased by Ps.133 and Series B shares by 133,489,105, by Vitro; therefore Viméxico’s shareholding decreased (See Note 18 g).

(7)	Pursuant to a unanimous resolution of Vitro Vidrio y Cristal, S.A. de C.V. on December 15, 2009, variable capital was increased by Ps. 1,509 and Series B-2 shares by 3,201,509,234,159, by Vitro, therefore Viméxico’s shareholding decreased (See Note 18 f).

(8)	In January 2009, 100% of the shares of VVP Holdings Corporation were sold to Vitro. (See Note 18 d).

The following combined companies are referred to in these notes as Affiliated Companies:

VVP Holdings Corporation and its subsidiary:
Vitro America, Inc. 100% ownership
Vitro Vidrio y Cristal, S.A. de C.V. and its subsidiary:
Productos de Valor Agregado en Cristal, S.A. de C.V. 55% ownership
Vitro Automotriz, S.A. de C.V. and its subsidiary:
Cristales y Servicios, S.A. de C.V. 51% ownership
Vitro Cristalglass, S.L. and its subsidiary:
Vitro Chaves Industria de Vidrio, S.A. 60% ownership
Vitrocar, S.A. de C.V.
Intercompany balances and transactions have been eliminated from these consolidated and combined financial statements.
c.	Translation of financial statements from foreign companies — The consolidated and combined financial statements of the Company’s foreign operations are translated to Mexican pesos considering the following methodologies:
Beginning in 2008, foreign operations whose functional currency is the same as their local currency translate their financial statements to Mexican pesos (the Company’s reporting currency) using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for assets and liabilities; 2) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Through 2007, the financial statements of foreign operations that operated independently of the Company recognized the effects of inflation of the country in which they operate and were then translated to Mexican pesos using the closing exchange rate in effect at the balance sheet date, with such effects recorded in cumulative translation adjustment within stockholders’ equity.
Beginning in 2008, foreign operations with a functional currency different from the local currency translate their financial statements from the local currency to the functional currency, using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for monetary assets and liabilities; 2) historical exchange rates for non-monetary assets and liabilities and stockholders’ equity; and 3) the rate on the date of accrual of revenues, costs and expenses, except those arising from non-monetary items that are translated using the historical exchange rate for the related non-monetary item. Translation effects are recorded within comprehensive financing result. Subsequently, to translate the financial statements from the functional currency to Mexican pesos, the methodology described in the preceding paragraph is used.
Local and functional currencies of the Company’s foreign operations are as follows:

Companies in:	Recording currency	Functional currency
United States of America	Dollar	Dollar
Europe	Euro	Euro
d.	Comprehensive income (loss) — Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated and combined statements of operations. Other comprehensive income (loss) items consist of the translation effects of foreign operations and, until 2007, the shortfall in restatement of capital and the additional minimum labor liability adjustment.
e.	Classification of costs and expenses — Costs and expenses presented in the consolidated and combined statements of operations were classified according to their function which allows for the analysis of the Company’s gross margin.
f.	Income from operations — The Company presents operating income in the consolidated and combined statements of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and cost of sales as well as operating costs. This presentation is comparable with the one used in the consolidated and combined financial statements as of December 31, 2007 and 2008.

3.	Summary of significant accounting policies
The accompanying consolidated and combined financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated and combined financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:
a.	Changes in accounting policies
Beginning January 1, 2008 and 2009, the Company adopted the following new NIF’s; and a result the accompanying consolidated and combined financial statements are not comparable.

For Fiscal Year 2008
•	NIF B-2, Statement of Cash Flows (“NIF B-2”) — Supersedes Bulletin B-12, Statement of Changes in Financial Position. NIF B-2 permits the presentation of such statement using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this standard should be recognized prospectively; consequently, the Company presents a consolidated and combined statement of cash flows for the years 2008 and 2009, and a consolidated and combined statement of changes in financial position for 2007.

•	NIF B-10, Effects of inflation (“NIF B-10”) — Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold. The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of shortfall in restatement of capital stockholders’ equity of Ps. 2,537. NIF B-10 establishes that this accounting change be recognized prospectively.

Since cumulative inflation over the three fiscal years prior to those ended December 31, 2008 and 2009 was 11.56% and 14.34%, respectively, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2009 include restatement effects recognized through December 31, 2007.

•	NIF D-3, Employee Benefits (“NIF D-3”) — Incorporates current and deferred statutory employee profit sharing (“PTU”) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes. This change did not have effect in the Company’s financial position.

Additionally, as of December 31, 2008, NIF D-3 removed the recognition of the additional minimum liability, which resulted in the elimination of Ps. 117, of which Ps. 72 (is presented in the category of other assets) was related to the prepaid pension asset and Ps. 45 was related to the additional minimum labor obligation recognized in stockholders’ equity (Ps. 29 net of tax). Additionally, the beginning balance of Ps. 13 of unrecognized actuarial gains and losses from termination benefits was recorded against results of operations.

NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period of the following items to the lesser of five years or the employee’s remaining labor life:
•	The beginning balance of the transition liability for termination and retirement benefits.

•	The beginning balance of prior service costs and plan modifications.

•	The beginning balance of actuarial gains and losses from retirement benefits.
•	NIF D-4, Income Taxes (“NIF D-4”) — Eliminated the permanent difference concept; clarified and incorporated certain definitions, and requires that the balance of the initial cumulative effect of deferred income taxes of Ps. (1,644) be reclassified to retained earnings.
For Fiscal Year 2009
•	NIF B-8, Consolidated or Combined Financial Statements — Establishes that special purpose entities, over which control is exercised, should be consolidated. Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.

As a result of the analysis performed due to the requirements noted above, the special purposes entities that hold accounts receivable related to the Company’s securitization transactions are now included within the consolidated and combined financial statements (see note 9 b). The condensed amounts and the effect on the balance sheet as of December 31, 2008 resulting from the retrospective application of the standard, as well as comparative presentation as of December 31, 2009 is as follows:

	December				December
	31, 2008				31, 2008
	As		Debit		As		December
	Presented		(credit)		Restated		31, 2009

Other receivables	Ps.	349	Ps.	131 *	Ps.	480	Ps.	396
Trade receivables		755		1,601		2,356		1,755
Retained undivided interests in securitized receivables		726		(726)
Short-term borrowings		(671)		(708)		(1,379)		(803)
Interests payable		(48)				(48)		(68)
Long-term debt		(177)		(298)		(475)		(470)

*	Represents restricted cash presented in other accounts receivable.
•	NIF C-8, Intangible assets — Establishes the following significant amendments:
(i)	The intangible asset concept is redefined, establishing that the separability condition is not the only condition needed to be identified.

(ii)	Establishes that the acquisition cost must be considered in the initial valuation, identifying the cases of an individual business acquisition or internally arising business, and requiring that it be probable that future economic benefits must flow to the entity.

(iii)	Establishes that subsequent disbursements on research and development projects in progress must be recognized as expenses when accrued, if they are part of the research phase, or, as an intangible asset, if they meet the criteria to be recognized as such.

(iv)	The assumption that an intangible asset could not exceed its useful life of twenty years was eliminated.
As a result of adopting this NIF in 2009, the unamortized balance capitalized preoperating costs of Ps. 10 net of income tax as of December 31, 2008 was written off against retained earnings.

b.	Recognition of the effects of inflation — As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation. Until December 31, 2007, the Company recognized effects of inflation by adjusting its consolidated and combined financial statements in terms of pesos with the purchasing power of the date the most recent balance sheets was presented.
Vimexico’s Mexican subsidiaries and Mexican Affiliated Companies used the Indice Nacional de Precios al Consumidor (Mexican National Consumer Price Index, or NCPI), published by Banco de Mexico to restate the consolidated and combined financial statements. For Vimexico’s foreign subsidiaries and foreign Affiliated Companies the Consumer Price Index — All Urban Consumers — All Items, Unadjusted (CPI) published by the US Labor Department was used to restate the consolidated and combined financial statements, and the restated consolidated and combined financial statements were translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s companies located in Spain for which it applied the Price Consumption Index (PCI), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro of the last period presented.
Through December 31, 2007, such recognition results mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the consolidated and combined financial statements under the following two captions:
•	Shortfall in restatement of capital — This item, which is an element of stockholders’ equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the difference between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

•	Monetary position result — Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total comprehensive financing result. For foreign companies the result from monetary position is calculated using the CPI, except in the case of the Company’s operations located in Spain for which it applies the PCI.
Inflation rates in Mexico for the years ended December 31, 2007, 2008 and 2009 were based on the NCPI are 3.76%, 6.53% and 3.57%, respectively.
c.	Cash and cash equivalents — Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.
d.	Investments in securities — According to its intent, from the date of acquisition, the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. The monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.
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

e.	Derivative financial instruments —In addition to market, credit and liquidity risks, the Company is exposed to risks such as: natural gas prices, interest rates and foreign exchange currency fluctuations between the peso/US dollar and peso/euro.
The Company has a policy for its derivative financial instruments (“DFI”) operations, which sets forth the guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording DFI, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables.
For the risk strategies and the surveillance regarding the compliance of the chosen risk, there is a Risk Committee which acts in compliance with the policy, and which is comprised by various Company officials.
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
The Company’s derivative financial instruments have not been designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.
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
f.	Inventories and cost of sales — Inventories are stated at the average purchase price or at the average production price, without exceeding net realizable value. Cost of sales is determined by applying such average amounts when the inventories are utilized or sold at the time of the sale. Through December 31, 2007, cost of sales was previously restated using replacement cost or the latest production cost at the time of the sale.
g.	Land, buildings, machinery and equipment — Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and beginning on January 1, 2008, are recorded at acquisition cost. Balances arising from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the NCPI through that date. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement was based on the inflation index mentioned above and the exchange rate at the end of each period.
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

Depreciation is calculated using the straight-line method based on the remaining estimated useful lives of the related assets. Depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	3 to 30
Maintenance and repair expenses are recorded as costs and expenses in the period incurred.
h.	Other assets — Other assets primarily include debt issuance costs and the capitalized software costs. They are recorded at acquisition value and, until December 31, 2007, were restated using factors derived from the NCPI. The debt issuance costs are amortized over the term of the related financial liability and capitalized software is amortized over a period of 80 months, which is its expected useful life.
i.	Impairment of long-lived assets in use — The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.
j.	Provisions — Provisions are recognized for current obligations that result from a past event, that are probable to result in the use of economic resources, and can be reasonably estimated.
k.	Goodwill — Goodwill represents the excess of cost over fair value of subsidiaries and Affiliated Companies as of the date of acquisition and at least once a year are subject to impairment tests. Through December 31, 2007 it was restated using the NCPI. The Company recognizes goodwill corresponding to the controlling interest and beginning in 2009, the non-controlling interest.
l.	Employee benefits — Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues.
m.	Labor obligations — Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method, using nominal interest rates beginning in 2008 and real (inflation-adjusted) interest rates through 2007.
n.	Foreign currency balances and transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the consolidated and combined balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated and combined statements of operations.
o.	Revenue recognition — Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincide with the shipment of products to customers in satisfaction of orders.
p.	Statutory employee profit sharing (“PTU”) — Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated and combined statements of operations. Beginning in 2008 deferred PTU is derived from temporary differences that resulted from comparing the accounting and tax basis of assets and liabilities and, through 2007, resulted from comparing the accounting result and income for PTU purposes. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.
q.	Income taxes — Income taxes, which calculated as the higher of regular income tax (ISR) or the Business Flat Tax (“IETU”), are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (“IMPAC”), prevailing until 2007, that were expected to be recoverable are recorded as an advance payment of ISR and presented in the consolidated and combined balance sheet increasing the deferred ISR asset.
r.	Foreign affiliated companies as economic hedges — The Company’s management designated some of its foreign affiliated companies as economic hedges. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign affiliated companies’ covers the debt. Through December 31, 2007, the result from monetary position is measured using inflation factors from the designated affiliated companies’ country of origin. The effect related to this hedge for 2007, 2008 and 2009 was a net (loss) gain recognized within comprehensive income, net of income tax of Ps. (5), Ps. 40 and Ps. 2, respectively.
4.	Trade receivables
a.	Trade receivables

	December 31,
	2008		2009
Trade receivables are summarized as follows:
Trade receivables (1)	Ps.	2,660	Ps.	2,050
Allowance for doubtful accounts		(304)		(295)

	Ps.	2,356	Ps.	1,755

(1)	Trade receivables include balances of Ps. 1,006 and Ps. 466 as of December 31, 2008 and 2009, respectively, which serve as collateral as part of the Company’s accounts receivable securitization facilities. Although the related trusts in which they are held are included in the Company’s consolidated and combined financial statements, they are legally independent (see Note 3 a).
b.	Other receivables — Other receivables include Ps.10 and Ps. 43 of restricted cash from the Company’s account receivable securitization facilities as of December 31, 2008 and 2009, respectively.
5.	Inventories
Inventories are summarized as follows:

	December 31,
	2008		2009
Semi-finished and finished products	Ps.	1,364	Ps.	1,002
Raw materials		503		324
Packaging materials		20		12

		1,887		1,338
Spare parts		183		142
Merchandise in transit		108		66
Refractory and other		21		1

	Ps.	2,199	Ps.	1,547

As of December 31, 2008 and 2009, inventories include obsolescence reserves of Ps. 31 and Ps. 42, respectively.
As of December 31, 2009, inventory of Ps. 237 has been provided as a guarantee for certain of the Company’s short-term financing transactions.

6.	Land, buildings, machinery and equipment
Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2008		2009
Buildings	Ps.	4,841	Ps.	4,811
Accumulated depreciation		(2,704)		(2,773)

		2,137		2,038
Land		461		449

	Ps.	2,598	Ps.	2,487

	December 31,
	2008		2009
Machinery and equipment	Ps.	9,167	Ps.	8,738
Accumulated depreciation		(6,324)		(6,206)

	Ps.	2,843	Ps.	2,532

In 2008 and 2009, the Company capitalized CFR of Ps. 2 and Ps. 3, respectively, directly attributable to the acquisition of qualifying assets.
7.	Other assets
As of December 31, 2008 and 2009, other assets includes Ps. 403 and Ps. 307, of capitalized software costs, respectively, Ps. 20 of debt issuance costs, as well as Ps. 0 and Ps. 30 of restricted cash, respectively.
8.	Derivative financial instruments
Derivative financial instruments have not been designated as hedges because they do not meet all of the requirements according to MFRS and are therefore classified as trading instruments for accounting purposes.
Vitro Envases de Norteamérica, S.A. de C.V., (Vena), Vidriera Querétaro, S.A. de C.V., (Viquesa),Vitro Corporativo, S.A. de C.V., (Vicorp) and Compañía Vidriera, S.A. de C.V., (Covisa), subsidiaries of Vitro, entered into an agreement to hedge their natural gas consumption needs and those of certain affiliated companies. Simultaneously, Vena, Viquesa, Vicorp and Covisa entered into an agreement that transferred a portion of the rights and obligations received from their natural gas hedging agreement to the Company.
Derivative financial instruments held for trading purposes:

	Notional			Fair value
Open derivative financial instruments	MMBTUs*	Period		liability

Natural gas swaps and options contracted through affiliated	1921	2009 to 2011	**	Ps.	219

*	Million British Thermal Units.

**	As of December 31, 2009, the Company has hedges for approximately 32% of its estimated consumption at an average price of approximately US$6.80 per MMBTU for 2010 and 19% of its estimated consumption at an average price of approximately US$7.32 per MMBTU for 2011.
The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2009. The sensitivity analysis was performed applying valuation models fully accepted for these types of instruments, and considering changes in the underlying value that imply variances of 10% of the reference price. The additional variances affecting the valuation model such as interest rate and exchange rates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by approximately US$1 million.

The following table discloses the derivative financial instruments the Company unwound in 2008:

Summary of unwound derivative financial instruments	Liability

Natural gas contracts	Ps.	853

In the fourth quarter of 2008 the Company’s management decided to unwind a majority of its open derivative positions that had been adversely affected due to high volatility experienced in the financial markets, which resulted in a significant reduction in energy prices.
As of December 31, 2008, certain positions have been unwound for approximately Ps. 853 million and have not been paid.
During February and March of 2009, six out of the seven banks that are counterparties with whom Vitro and some of its subsidiaries entered into derivative financial instruments (the “Counterparties”) have filed law suits against companies as mentioned in the second paragraph of this note in the Supreme Court of the State of New York demanding the payment of US$240 million plus interest and other fees related to the unwound derivative instruments.
The Counterparties have requested that a resolution be sought through the courts by filing a motion for summary judgment. This solution was postponed on various occasions beginning in August 2009. (See notes 21 b and 21 c).
Embedded derivatives:
The Company identified embedded derivatives within certain supply agreements. As of December 31, 2009, the amount recognized was an asset of Ps. 4 and a credit to comprehensive financing cost in the statement of operations.

9.	Short and Long-term debt
a.	As of December 31, 2008 and 2009, short-term borrowings denominated in Pesos totaled Ps. 0 and Ps. 105, respectively, denominated in US dollars totaled Ps. 961 and Ps. 208, respectively, and denominated in euros totaled Ps. 418 and Ps. 490, respectively. During 2009, the Company’s weighted average interest rate for short-term borrowings denominated in Ps, US dollars and euros was 11.05%, 11.08% and 4.08%, respectively.
b.	Long-term debt consists of the following:

	December 31,
	2008		2009
Payable in US dollars:
Capital lease with fixed interest rate of 10.7494%, maturing in several installments through 2016.	Ps.	92	Ps.	79
Capital lease with interest rate ranging between 6% and 7.67%, maturing in several installments through 2012.		12		5
Capital lease with fixed interest rate of 7.00%, maturing in several installments through 2015.				38
Notes payables to Vitro with fixed annual interest rate between 9% and 11%, maturing in 2012.		374		66
Secured borrowing related to the flat glass businesses’ securitization transactions, guaranteed by trade receivables, variable interest rate based on TIIE plus a 6.5% spread, maturing in 2010.		298
Payable in Euros:
EURIBOR plus a margin ranging from 1.10% to1.25%, with different maturity dates up to 2014.		57		44
Capital lease, floating interest rate based on capital leases and on EURIBOR, plus a margin ranging from 0.625% and 1.25%, with different maturity dates up to 2014.		40		37
Fixed interest rate capital leases ranging from 0.84% to 3.84%, with different maturity dates up to 2010.				2
Capital lease, with fixed interest rate based on capital leases and on EURIBOR, plus a margin ranging of 0.62% with different maturity dates up to 2014.		11		2
Payable in Colombian pesos:
Unsecured debt floating interest rate based on fixed term deposits (DFT) plus a spread of 6%, principal payable in several installments through 2013.		13		11
Payable in Mexican pesos:
Secured borrowing related to the flat glass businesses’ securitization transactions, guaranteed by trade receivables, variable interest rate based on TIIE plus a 4% spread, maturing in 2014.				300

		897		584
Less current maturities		48		48

	Ps.	849	Ps.	536

As of December 31, 2009, the interest rates of EURIBOR, TIIE, and DTF were 1.24%, 8.74%, and 4.11%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2009 is as follows:

Year	Amount

2011	Ps.	41
2012		104
2013		34
2014		350
2015 and thereafter		7

	Ps.	536

10.	Other long-term liabilities
As of December 31, 2008 and 2009, the balance in other long-term liabilities includes Ps.56 and Ps.58, of casualty insurance, respectively, as well Ps.140 Ps.139 of government loans to its subsidiary in Spain, respectively.
11.	Employee benefits
a.	The Company has a defined benefit pension plan that covers all its personnel, which consists of a lump sum payment or a monthly pension calculated, based on the aggregate of a basic pension, an additional seniority pension and an additional pension for equal or less earnings than the ceiling used for the Mexican Social Security Institute.
The retirement ages are as follows:
•	Normal. — Personnel that are 65 years old with 20 or more years of service.

•	Advanced. — Personnel that are 60 years old with a minimum of 20 or more years of service, reducing the pension by a percentage point each year before reaching 65 years of age.

•	Early. — Personnel that are 50 years old with 10 or more years of service, reducing the pension by a percentage according to the age at the moment of retirement.

•	Aggregate of 100. — With the approval of the Technical Committee, personnel whose aggregate age and years of service is 100.

•	Deferred. — Personnel who do not accept retirement upon becoming 65 years old lose all the rights to receive a pension from the plan.
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
b.	The present values of these obligations and the rates used for the calculations are:

	December 31,
	2009		2008
Vested benefit obligation	Ps.	513	Ps.	573
Nonvested benefit obligations		142		220

Defined benefit obligation		655		793
Plan assets at fair value		(278)		(315)

Unfunded status		377		478
Unrecognized items:
Prior service costs and plan amendments		(77)		(33)
Unrecognized transition obligation		(24)		(43)
Unrecognized actuarial gains and losses		(342)		(477)

Prepaid pension asset	Ps.	(66)	Ps.	(75)

As of December 31, 2008 and 2009 the plan assets presented above, include 17.1 and 14.2 million Vitro shares, respectively.

	December 31,
	2008	2009
Assumptions:
Discount rate	10.25%	9.50%
Expected rate of return on plan assets	12.25%	10.50%
Rate of compensation increase	3.50%	3.50%
c.	Net periodic cost consists of:

	Year ended December 31,
	2007		2008		2009
Service cost	Ps.	46	Ps.	70	Ps.	30
Interest cost		31		55		60
Amortization of unrecognized prior service costs		12		23		22
Actuarial gains and losses		16		35		6
Effect of reduction and early liquidation				(2)		18
Expected yield on plan assets		(29)		(55)		(32)

Net periodic cost	Ps.	76	Ps.	126	Ps.	104

Certain unrecognized items as of December 31, 2007 are being amortized to results of operations within a maximum period of 5 years or the employee’s remaining service life, if less. Through December 31, 2007, these items were amortized to results of operations based on the employee’s average remaining labor life. Starting 2008, unrecognized items incurred from January 1, 2008 are amortized to results of operations based on the employees’ average remaining service lives, which is between 10 and 16 years. This change represented a charge to current earnings of Ps.13 and Ps. 11 in 2008 and 2009, respectively.
d.	Changes in present value of the defined benefit obligation:

	Year ended December 31,
	2008		2009
Present value of the defined benefit obligation as of January 1	Ps.	673	Ps.	655
Service cost		70		30
Interest cost		55		60
Benefits paid		(85)		(89)
Actuarial (gain) loss		(58)		137

Present value of the defined benefit obligation as of December 31	Ps.	655	Ps.	793

e.	Changes in fair value of plan assets:

	Year ended December 31,
	2008		2009
Fair value of plan assets as of January 1	Ps.	517	Ps.	278
Expected return		52		32
Actuarial losses		(289)		(30)
Contributions made by the Company		40		117
Benefits paid		(42)		(82)

Fair value of plan assets as of December 31	Ps.	278	Ps.	315

f.	Classification of plan assets as of December 31, 2009:

	Expected	Actual
	Yield	Yield

Capital instruments (Vitro A shares)	13.00%	3.00%
Other	8.67%	4.42%
The rate of return on the plan assets is determined using a composition of 37% of Vitro’s shares and 63% in investments in securities.
12.	Commitments and contingencies
a.	In October 2000, several of Vimexico’s subsidiaries and Affiliated Companies, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 33 megawatts of electricity pear year with Tractebel Energía de Monterrey, S. de R.L. de C.V.
b.	The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 365, Ps. 364 and Ps. 367, respectively.
Future minimum lease payments under these agreements are as follows:

Year	Amount
2010	Ps.	306
2011		273
2012		226
2013		191
2014		170
2015 and thereafter		161
c.	On December 2006, Viméxico (formerly Vitro Plan) concluded at an extraordinary shareholders’ meeting to approve the merger of Vitro Plan into Viméxico, which was a creditor of Vitro Plan. As a result of the merger, all assets, rights, liabilities and obligations of Vitro Plan were absorbed by Viméxico. Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro and Pilkington Group LTD (Pilkington) owned the remaining 35%. As a result of the merger, Viméxico became a 91.8%-owned subsidiary of Vitro and Pilkington the owner of the remaining 8.2%.
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
However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. This position goes against the claims sustained in the first trial and was filed after Pilkington specifically desisted from this action after the first trial. Accordingly, Vitro also expects to obtain a favorable resolution from this claim. In this proceeding all evidence and allegations were submitted and the Company is awaiting the final ruling.
d.	As of December 31, 2009, Vitro has not met the obligations stipulated in its debt issuance agreements and has received payment acceleration notices from a group of its bondholders. Vitro continues its productive operations, and is working on negotiations with its financial creditors to restructure its debt (See Note 21a). The Company serves as a guarantor of such debt.

13.	Foreign currency operations
As of December 31, 2009, the foreign currency denominated assets and liabilities of the Company’s Mexican subsidiaries and Mexican Affiliated Companies consist of the following:

	Millions of		Mexican
	US dollars		pesos
Monetary assets	US$	36	Ps.	469
Inventories		6		85
Fixed assets		11		146
Monetary liabilities		20		264
Foreign currency operations of the Vimexico’s Mexican subsidiaries and Mexican Affiliated Companies for the year ended December 31, 2009, consisted of the following:

	Millions of		Mexican
	US dollars		pesos
Exports	US$	136	Ps.	1,831
Imports		69		932
Interest expense, net		3		48
The condensed financial information of the principal Vimexico’s foreign subsidiaries and foreign Affiliated Companies as of December 31, 2009, consisted of the following:

			Central
			America and
	United		South
	States		America		Europe
Net sales	Ps.	4,544	Ps.	488	Ps.	1,506
Operating (loss) income		(339)		63		(181)
Total assets		1,492		524		2,493
Total liabilities		813		156		1,314
Capital expenditures		76		4		10
The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated and combined financial statements at the following dates were:

	US dollar		Euro

December 31, 2007	Ps.	10.8662	Ps.	15.9526
December 31, 2008		13.8325		19.2534
December 31, 2009		13.0587		19.5789
On February 24, 2011, the exchange rate was Ps. 12.1900 per US dollar and Ps. 16.7455 per Euro.
14.	Stockholders’ equity
a.	As of December 31, 2009, the fixed portion of the Company’s capital stock is represented by 1,504,021,600 series “A” and the variable portion by 3,396,582,622,960 series “B”, ordinary, nominative, fully paid and issued common shares, without par value as follows:

	Serie “A” shares	Serie “B” shares	Total shares

Viméxico, S.A. de C.V. and Subsidiaries	1,503,510,000		1,503,510,000
VVP Holdings Corporation and subsidiaries	1,000		1,000
Vitro Vidrio y Cristal, S.A. de C.V. and subsidiaries	50,000	3,204,385,523,705	3,204,385,573,705
Vitro Automotriz, S.A. de C.V. and subsidiaries	50,000	191,986,078,704	191,986,128,704
Vitro Cristalglass, S.L. and subsidiaries	360,600	60,100	420,700
Vitrocar, S.A. de C.V.	50,000	210,960,451	211,010,451

Total	1,504,021,600	3,396,582,622,960	3,398,086,644,560

As of December 31, 2008, the capital stock is represented by that of Viméxico only and is represented by 1,503,510,000 series “A” ordinary, nominative, fully paid and issued common shares, without par value
b.	Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2008 and 2009, the legal reserve, in historical pesos was Ps. 10.
c.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.
At December 31, 2009, the majority interest stockholders’ equity tax account corresponding to the contributed capital account and the net consolidated and combined tax income account was Ps. 2,233 and Ps. 2,157, respectively.
d.	On January 15, 2008, Vitro VyC, Vitrocar and VAU acquired the intellectual property of an affiliated company for $1,835, which is presented as a capital distribution of $1,321, net of deferred taxes.
e.	Noncontrolling interest in subsidiaries of Viméxico and Affiliated Companies financial statements consists of the following:

	December 31,
	2008		2009
Capital stock	Ps.	157	Ps.	157
Paid-in capital		1,825		1,825
Translation effects of foreign Affiliated Companies		877		638
Retained earnings		952		1,144
Net income		206		277

	Ps.	4,017	Ps.	4,041

15.	Other expenses, net
The following represents a summary of the Company’s other expenses (income), net for the periods presented:

	Year ended December 31,
	2007		2008		2009
Restructuring charges	Ps.	9	Ps.	32	Ps.	184
Impairment of long-lived assets		91		196		209
(Gain) loss from sale of long-lived assets		(55)		(92)		55
Statutory employee profit sharing		24		4		3
Other		22		1		(29)

	Ps.	91	Ps.	141	Ps.	422

16.	Tax loss carryforwards
As of December 31, 2009, tax loss carryforwards consist of the following:

Expiration Year	Amount
2010	Ps.	50
2011		19
2012		28
2013		14
2014		269
2015		4
2016		11
2017		28
2018		1,125
2019		3,000

	Ps.	4,548

17.	Income and asset taxes
a.	In accordance with the Mexican tax law, the Company in 2008 and 2009 is subject to ISR and IETU. Until 2007, the Company was subject to ISR and IMPAC.
ISR.- The Company pays ISR. The ISR rate is 28% for 2007, 2008 and 2009, and, based on changes to the ISR Law on December 7, 2009, will be 30% for 2010 to 2012, 29% for 2013 and 28% for 2014 and subsequent years.
The foreign Affiliated Companies calculate their ISR based on the individual results of each subsidiary pursuant to the specific tax regimes in each country.
IETU.- On January 1, 2008, the IETU went into effect. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU law, less certain authorized deductions. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU law establishes that the IETU rate will be 16.5% in 2008, 17.0% in 2009, and 17.5% in 2010 and subsequently. Similarly, the IMPAC Law was repealed upon enactment of the IETU Law, however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.
Based on its financial projections and according to INIF 8, Effects of the Business Flat Tax, the Company determined that it will essentially pay ISR. Therefore, it only recognizes deferred ISR.
IMPAC.- In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts.
b.	The income and asset tax expense (benefit) included in the Company’s results are:

	Year ended December 31,
	2007		2008		2009
Current	Ps.	208	Ps.	57	Ps.	33
Deferred		(104)		(782)		(204)

		104		(725)		(171)
Asset tax		48		(10)

	Ps.	152	Ps.	(735)	Ps.	(171)

c.	Net deferred tax assets presented in the consolidated and combined balance sheets consist of the following:

	December 31,
	2008		2009
Assets:
Allowance for doubtful accounts	Ps.	59	Ps.	21
Reserve for employee benefits		96		63
Tax loss carryforwards		630		1,273
Asset tax credit carryforwards		1
Derivate financial instruments		276		284
Intangible asset		542		548
Other		119		44

		1,723		2,233
Valuation allowance		(88)		(551)

		1,635		1,682
Liabilities:
Fixed assets		317		166

Net deferred tax asset	Ps.	1,318	Ps.	1,516

d.	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	Year ended December 31,
	2007	2008	2009
	%	%	%
Statutory income tax rate	28	28	28
Asset tax presented as income tax	21
Intangible asset	17	7
Foreign Affiliated Companies	(17)	19	(18)
Investment in subsidiaries	4
Difference between tax and accounting basis for monetary gain		(8)	(4)
Tax restatement of fixed assets and deferred charges		7	3
Other	8	1	1

Effective income tax rate	61	54	10

e.	The deferred income tax effect, reduced from the movements in stockholders’ equity for insufficiency in restated stockholders’ equity, the equity effect of the additional labor liability as well as form the exchange loss capitalized in the translation effect of foreign companies is presented as follows:

	Year ended December 31,
	2007		2008		2009
Shortfall in restatement of capital	Ps.	98
Minimum labor liability		(24)
Translation effects of foreign Affiliated Companies			Ps.	16	Ps.	1

	Ps.	74	Ps.	16	Ps.	1

18.	Business dispositions and acquisitions
a.	Acquisition of 50% of the shares of Vidrio y Cristal del Noroeste, S.A. de C.V. (formerly Vitro AFG) — In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) for a purchase price of US$6 million. In accordance with Bulletin B-7, the Company recognized an impairment charge of Ps. 91 related to the termination of the joint venture with AFG Industries.
With the closing of this transaction, Viméxico terminated the joint venture and became the wholly-owner of this entity, located in Mexicali, Baja California, Mexico, whose primary operations include the manufacturing, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons on an annual basis.
b.	Acquisition of 55% of the shares of PVA — In August 2007, Vitro VyC acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps. 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85 in 2007. During the first half of 2008, pursuant to the guidelines in NIF B-7 Business Acquisitions, the items comprising such goodwill were analyzed further and Ps. 61 was reclassified as an intangible asset.
c.	Purchase of 40% of Vitro Cristalglass — In July 2008, Viméxico was notified by its joint venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass, S. L. (Vitro Cristalglass). The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527). The difference between the purchase price and the book value resulted in a charge of Ps. 60, recorded in majority stockholders’ equity.
In January 2009 a revised payment schedule was agreed upon with the previous partner, by extending it through the 2009-2010 periods, and that the purchase of the partnership interest in Vitro Cristalglass would be made through a capital reduction.
Sale of 60% of Vitro Cristalglass — In December 2009, 60% of the shares of Vitro Cristalglass were sold to a subsidiary of Vitro FIC Regiomontano. The price was Ps. 398 and the difference between the cost and the book value resulted in a credit of Ps. 26 recorded in stockholders’ equity.
d.	Sale of 100% of VVP Holdings — In January 2009, 100% of the shares of V.V.P. Holdings Corporation were sold to Vitro. The price was Ps. 448 and the difference between the cost and the book value resulted in a charge of Ps. 179 recorded in stockholders’ equity.
e.	Sale of 100% of Vitro Car — In December 2009, 100% of the shares of Vitrocar were sold to FIC Regiomontano. The price was Ps. 1,293 and the difference between the cost and the book value resulted in a charge of Ps. 29 recorded in stockholders’ equity.
f.	Diluted equity in Vitro Vidrio and Cristal — Pursuant to a unanimous resolution of Vitro VyC’s stockholders, on December 15, 2009, variable capital was increased by Ps. 1,509 and Series B-2 shares by 3,201,509,234,159 by Vitro; therefore Viméxico’s shareholding decreased. The difference between the cost and book value resulted in a charge of Ps. 144 recorded in stockholders’ equity.
g.	Diluted equity in Vitro Automotriz — Pursuant to a unanimous resolution of VAU’s stockholders, on December 15, 2009, variable capital was increased by Ps.133 and Series B-3 shares by133,489,105 by Vitro; therefore Viméxico’s shareholding decreased. The difference between the cost and book value resulted in a charge of Ps. 550 recorded in stockholders’ equity.

19.	Transactions and balances with related parties
a.	The main transactions and balances with related parties not shown separately in the consolidated and combined financial statements are as follows:

	2007		2008		2009
Trade receivables	Ps.	5	Ps.	9	Ps.	11
Trade payables		33		6		77
Net sales		14		42		76
Cost of sales		95		121		550
Operating expenses		200		270		244
Interest income		—		31		214
(Gain) loss on derivative financial instruments		(3)		617		136
Exchange (gain) loss		(6)		74		(53)
Interest expense		325		394		590
Other income, net		80		95		(4)
b.	Loans receivable from affiliates
As of December 31, 2008 and 2009, short-term loans denominated in Mexican pesos amounted to Ps. 672 and Ps. 2,043, respectively. As of December 31, 2009 short-term loans denominated in U.S. dollars amounted to Ps. 426, in Swiss francs (CHF) amounted to Ps. 141 and in euros amounted to Ps. 392. During 2009, the Company’s interest rate for short-term loans denominated in Mexican pesos fluctuated between 12.25% and 24.50%; in U.S. dollars was 9.95%; in CHF was 2.50% and in Euros was 2.73%.
c.	Notes payable to affiliates
As of December 31, 2008 and 2009, short-term loans denominated in Mexican pesos amounted to Ps. 2,471 and Ps. 3,449, respectively and those denominated in U.S. dollars as of December 31, 2009 amounted to Ps.83. During 2009, the Company’s interest rate for short-term loans denominated in U.S. dollars fluctuated between 9.95% and 19.90% and in Mexican Pesos was 12.50%.
20.	New accounting principles
As part of its efforts to converge Mexican standards with international standards, during 2009, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (INIF), applicable to profitable entities, which became effective on January 1, 2010:
NIF C-1, Cash and cash equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions; NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date. The impact of adopting this new standard in 2010 was a reclassification to cash and cash equivalents of Ps. 43 applied retrospectively to the 2009 combined balance sheet.
Improvements to NIFs for 2010 — The main improvements generating accounting changes that must be recognized retroactively are:
NIF B-1, Accounting changes and correction of errors, requires further disclosures in case the Company applies a particular Standard for the first time.
NIF B-2, Statement of cash flows, requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.
NIF B-7, Business acquisitions, requires recognition of intangible assets or provisions because the acquired business has a contract whose terms and conditions are favorable or unfavorable with respect to market, only when the acquired business is the lessee in an operating lease. This accounting change should be recognized retroactively and not go further than January 1, 2009.

NIF C-7, Investments in associated companies and other permanent investments, modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.
NIF C-13, Related parties, requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.
Other than as described above, the adoption of these new financial reporting standards was not material to the Company’s consolidated and combined financial position, results of operations or cash flows.
21.	Subsequent events
a)	Debt
On January 4, 2010, Vitro received, from a group of its bondholders, a Notice of Acceleration of payment for the Senior Notes due 2012 and 2017. A minority group of at least twenty five percent of the bond holders may request the Notice of Acceleration, which is considered a standard operating procedure when an issuer is in default. As of the issuance date of these consolidated financial statements, the outstanding principal amount of these Notes is US$ 1,000 million.
In accordance with the Mexican Bankruptcy Law (Ley de Concurso Mercantil), if more than thirty five percent of a company’s outstanding obligations are past due, the company itself, any creditor or the public ministry could request that the company declare bankruptcy.
On April 12, 2010, Vitro announced that it received a document on letterhead of the U.S. Bank National Association, which serves as trustee of the Senior Notes due 2013, entitled “Notice of Default and Acceleration” referenced to the 2013 Notes.
In August, 2010 the Company refinanced the credit lines in euros from its operations in Spain, Vitro Cristalglass, S.L., extending the term for three years from the agreement signature in amount of 44.8 million euros.
b)	Derivative financial instruments
On April 12, 2010 the judge of the Supreme Court of the State of New York issued a ruling regarding the request for summary judgment made by Vitro’s counterparties in financial derivatives transactions. The judge granted Vitro’s counterparties’ motions as to liability only and denied them as to the amounts sought by said counterparties, finding that the financial institutions had not provided sufficient and reasonable detail to verify the methods and accuracy of their calculations. The Court then referred the issue of damages to a Special Referee for further proceedings and recommendation to the Court, and held the motions for summary judgment in abeyance pending receipt of the report of the recommendations of the Special Referee.
On June 7, 2010, Vitro reached agreements to settle the amount related to DFIs. Vitro reached an agreement to settle the amount related to derivative financial instruments (“DFIs”) with Calyon, London Branch (“Calyon”). In addition, on September 6, 2010 Vitro reached a settlement agreement with Fintech Investments Ltd. (“Fintech”), the firm that recently acquired the DFIs claims, previously owned by Credit Suisse International, Deutsche Bank AG, London Branch, Merrill Lynch Capital Services, Citibank, N.A., Barclays Bank, PLC and Cargill, Incorporated.
The amount of the settlement agreed with Calyon and Fintech is US$67.3 MM and US$190.0 MM, including interest for US$ 3.9 and US$ 13.6, respectively, recognized by Vitro.
As a result of these settlements, all of the lawsuits related with the DFIs have been dismissed.
During the last quarter of 2010, Vitro engaged in settlement negotiations with Fintech and acknowledged the debt outstanding under its DFI Claims, and issued Promissory Notes, which are guaranteed (“por aval”) by Vitro and certain of its Mexican Subsidiaries.

c)	Status or the Restructuring process
As part of Vitro’s debt restructuring discussions with creditors, it has presented a restructuring counterproposal (the “Counterproposal”) to representatives of certain holders of Senior Notes, The Counterproposal for the restructuring includes the Senior Notes and other impaired debt.
While the proposal was not accepted, in order to reach a consensual restructuring agreement, Vitro launched on a consent solicitation statement.
Vitro believes that the proposal included in the Consent assures its sustainability and significantly enhance the worthiness of its restructured debt. Additionally, Vitro believes that the proposal represents a higher recovery than the average market price for the six months previous to the launching of the senior notes due 2012, 2013 and 2017.
Vitro and its subsidiaries are currently engaged in various legal proceedings, including (i) an involuntary Chapter 11 filing against its US Subsidiaries, for which a hearing to consider whether such orders for relief should be entered or the involuntary petitions should be dismissed was commenced on February 24, 2011 and was adjourned until March 31, 2011; (ii) two legal demands in the Supreme Court of the State of New York against Vitro and certain subsidiaries based on Vitro’s default and non- payment of the Old Notes which on February 8, 2011, Justice Kornreich of the New York State Court entered an order on Invex’s order to show cause vacating the Attachment Orders with respect to the Flat Glass Payment Trust receivables and at the direction of Justice Kornreich, the parties have also been negotiating the terms on which they will mediate their disputes; and (iii) a voluntary filing in Mexico for Vitro and an involuntary filing in Mexico against Vitro and some Mexican subsidiaries, including certain of the Affiliated Companies, of which none of them have been accepted.
Vitro continues to negotiate with the Ad Hoc Bondholder Committee in an effort to secure their support of the Consent in advance of its launch but there can be no assurances that such support will be achieved.

d)	Natural disasters
Earthquake in Mexicali temporarily affected the Company’s facility
In April 2010, the Company’s flat glass facility in Mexicali and the inventories in that plant sustained damage as a result of an earthquake. The plant resumed normal operations in 7 days. The Company is working to recover the amount of the damages through the insurance companies. The Company estimates the damage to its inventories and fixed assets to be US$7.0 million. The Company recorded a receivable related to the insurance proceeds expected to be received net of applicable deductibles, which resulted in a net loss of US$0.9 million recorded in its 2010 consolidated and combined statement of operations.
Temporary suspension of operations at manufacturing facilities in García, Nuevo León
On July 1, 2010, the Company’s manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Its float glass manufacturing and automotive processing facilities suffered significant damage and were forced to temporarily suspend operations. In particular:
•	two of the Company’s four automotive glass manufacturing facilities (both located in García) were affected by this event; however, because of current inventory levels and measures taken to restore production in the succeeding days, we were able to minimize the impact on its original equipment manufacturer (“OEM”) clients and auto glass replacement clients;
•	two of the Company’s three float glass manufacturing facilities (both located in García) were also affected by this event; one of the affected facilities resumed normal operations initially in the last week of July 2010; however, its operations were temporarily suspended due to stability issues and it resumed full operations again in the last week of August 2010; the other affected facility resumed operations in September 2010; its float glass facility in Mexicali, which is currently operating at 100% capacity, temporarily supplied glass to its OEM glass processing plants.
The Company’s insurance policy covers such events, minus applicable deductibles. As of December 31, 2010, the Company’s insurance claims, net of applicable deductibles, were U$6 million for damaged inventories and U$12 million for damaged fixed assets. As a result of the insurance claims described above, the insurance company made an advance payment to the Company of U$18 million, which reduced the losses related to such losses in the Company’s consolidated statements of operations.
As of December 31, 2010, the Company is currently evaluating the negative impact of business interruption resulting from Hurricane Alex. The Company is also evaluating all damages caused to its assets, most significantly to its float glass furnaces, which at some point during 2011 will likely have to be shut down in order to evaluate any internal damages and estimate time and costs of repairs.
The Company expects all aforementioned damages will be covered by insurance less any applicable deductibles; however, we can provide no assurance as to the amount and timing of such recovery. The Company’s operations may be adversely affected by earthquakes, hurricanes or some other natural disaster that could have an effect on its service to clients.
22.	Authorization of financial statements issuance
On February 24, 2011, the issuance of the consolidated and combined financial statements was authorized by:

Lic. David González Morales Chief Executive Officer	Ing. Jorge Mario Guzmán Guzmán Chief Financial Officer
* * * * *

23.	Differences between MFRS and U.S generally accepted accounting principles.

The Company’s consolidated and combined financial statements are prepared in accordance with MFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or Codification for short, on January 15, 2008 and it became effective in 2009. At that time all previous U.S. GAAP reference sources became obsolete. The Codification organizes several U.S. GAAP pronouncements under approximately 90 accounting topic areas. The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the Securities and Exchange Commission of the United States of America (“SEC”). Included in Notes 23 and 24 are references to certain U.S. GAAP Codifications (“ASC”) that were adopted in 2009 and certain ASC’s that have yet to be adopted by the Company.

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

Beginning on January 1, 2008 as disclosed in note 3 a), in accordance with new NIF B-10, “Effects of Inflation”, the Company discontinued the recognition of inflation in its financial statements under MFRS as the cumulative inflation for the preceding three years was less than 26%. This resulted in the elimination of certain reconciling items between MFRS and U.S. GAAP in 2008 and 2009. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the SEC).

The other differences between MFRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below:

	Year ended December 31,
	2007		2008		2009

Reconciliation of Net Income (loss)
Net income (loss) reported under MFRS	Ps.	96	Ps.	(618)	Ps.	(1,624)
U.S. GAAP adjustments:
Deferred income taxes (see b)		(37)		55		(1,488)
Income position result on deferred income taxes (see c)		17		—
Amortization of capitalized interest (see d)		(4)		(5)		(4)
Goodwill (see e)		—		(43)
Effect of applying Bulletin B-10 (see f)		(21)		18
Effect of ASC 715 previously SFAS No. 158 (see h)						(7)
Fair value of financial instruments (see g)		—		17		(2)
Employee retirement obligations (see h)		(7)		11		16
Purchase of Visteon’s capital investment (see i)		5		5		9
Impairment of long—lived assets (see k)		(10)		(45)	Ps.	15

Total U.S. GAAP adjustments		(57)		13		(1,461)

Net income (loss) under U.S. GAAP	Ps.	39	Ps.	(605)	Ps.	(3,085)

	Year ended December 31,
	2008		2009

Reconciliation of stockholders equity (Deficit)
Total stockholders’ equity reported under MFRS	Ps.	5,394	Ps.	6,444

US GAAP adjustments:

Deferred income taxes (see b)		(415)		(1,973)
Capitalization of interest (see d)		42		42
Accumulated amortization of capitalized interest (see d)		(27)		(31)
Goodwill (see e)		81		81
Fair value financial instrument (see g)		17		15
Effect of ASC 715 (previously SFAS No. 158 (see h)		(414)		(535)
Employee retirement obligations (see h)		(28)		(12)
Purchase of Visteon’s capital investment (see i)		(61)		(52)
Purchase of remaining 40% interest in Vitro Cristal glass (see j)		60		60
Impairment of long—lived assets (see k)		345		361

Total U.S. GAAP adjustments		(400)		(2,044)

Total stockholders’ equity under U.S. GAAP	Ps.	4,994	Ps.	4,400

a)	Noncontrolling interest

In January 2009, the Company adopted ASC 810-10 “Consolidation” (previously SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of ASC 810-10 (previously SFAS No. 160) must be applied prospectively starting at the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements. ASC 810-10 (previously SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As a result of adopting this standard, the Company reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability, which resulted in eliminating this difference in the reconciliation of between MFRS and U.S. GAAP of Ps. 4,041.

The effects of the U.S. GAAP differences as described in this note reflect the amounts assigned to the noncontrolling interest.
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

Under U.S. GAAP, as required by ASC 740 “Income Taxes”(previously SFAS No. 109, “Accounting for Income Taxes”), the Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and tax planning strategies that would be taken to prevent an operating loss or tax credit carryforward from expiring unused, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009.

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

Through December 31, 2007, for U.S. GAAP purposes the Company recognized a deferred tax asset for the temporary difference that exists between the book basis and the tax basis of its foreign subsidiaries that legally own Vitro’s intellectual property at the applicable tax rate in the foreign jurisdiction based on the expected reversal date. In January 2008, the intellectual property was sold to some of Vitro’s Mexican subsidiaries and the impact of repatriating such asset to Mexico was reflected in the Company’s U. S. GAAP reconciliation.

As of December 31, 2009, the Company had a net deferred tax asset of Ps.1,516 million for purposes of MFRS. The Company’s management evaluated the relevant facts and circumstances regarding the recoverability of the deferred tax assets, which included financial projections approved by the Board of Directors as well as certain tax planning strategies. For purposes of U.S. GAAP the Company performed an analysis of its subsidiaries and for those entities with cumulative tax losses over the previous three years (2007-2009), a valuation allowance was recorded. As of December 31, 2009, the valuation allowance recorded at a consolidated level for U.S. GAAP purposed reflects the amount of the Company’s deferred tax assets management expects to be able to utilize based on the factors described above.
U.S. GAAP differences to the extent taxable are reflected in the U.S. GAAP deferred tax balances.

.It is the Company’s policy to classify interest and penalties related to income tax related matters within income tax expense and other expenses, respectively. The Company’s significant operations are all located in Mexico, the United States of America and Spain. The tax laws in these jurisdictions permit the respective tax authorities to examine previously filed tax returns for the following years:

Mexico	U.S.	Spain
2005-2009	2005-2009	2006-2009
c)	Monetary position result on deferred income tax

The monetary position result impacting deferred income tax (represents the only adjustments that affect monetory assets and liabilities) is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of such adjustments during the period, determined in accordance with the weighted average inflation factor.

As discussed in the introduction to this note as well as in note 3 a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable.

d)	Capitalization of interest

Under MFRS beginning January 1, 2007, and thrush December 31, 2007, the Company adopted NIF D-6, “Capitalization of Comprehensive Financing Result”, accordingly the capitalization of the comprehensive financing result (interest expense, foreign exchange results and monetary position result) generated by borrowings obtained to finance investment directly attributable to the acquisition of qualifying assets is mandatory. Prior to the adoption of NIF D-6, the Company did not capitalize the comprehensive financing result as it was optional.

In accordance with ASC 835-20 “Capitalization of interest”(previously SFAS No. 34, “Capitalization of Interest Cost”), if the comprehensive financing result is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, until December 31, 2006 a reconciling item for the capitalization of a portion of the comprehensive financing result was included in the U.S. GAAP reconciliation. The amortization expense and related accumulated amortization of such items generates a difference compared to MFRS.

Beginning on January 1, 2007, and through December 31, 2007 a reconciling item was generated related to foreign exchange results and the monetary position result, which are capitalized under MFRS and not for U.S. GAAP. In 2008, a reconciling item was generated for borrowings denominated in US dollars, related to the foreign exchange results, which is capitalized under MFRS and not for U.S. GAAP.

e)	Goodwill

As mentioned in note 3 k), under MFRS, until December 31, 2004 goodwill represented the excess of cost over book value of subsidiaries as of the date of acquisition and was restated using the NCPI and amortized using the straight-line method over 20 years. Beginning in January 1, 2005, goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition. Through December 31, 2007, goodwill was restated using the NCPI.

In accordance with ASC 350 “Intangibles-Goodwill and Other” (previously SFAS No. 142, “Goodwill and Other Intangibles Assets”), beginning in 2002 goodwill and indefinite-lived assets are also no longer subject to amortization, but rather are subject at least once a year to impairment tests.

As of December 31, 2007, the difference between MFRS and U.S. GAAP as it relates to this item was due to the accumulated amortization of goodwill recorded under MFRS that had been reversed in the reconciliation of stockholders’ equity for purposes of U.S. GAAP. In 2008, as disclosed below, the Company recognized a goodwill impairment charge under U.S. GAAP and as a result this difference was eliminated with a charge to the U.S. GAAP statement of operations.

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

f)	Effect of applying Bulletin B-10

As discussed in note 3 g), through December 31, 2007 under MFRS Bulletin B-10 allows the restatement of the value of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin and the period-end exchange rate. For U.S. GAAP purposes, such restatement is based on the NCPI.

As discussed in the introduction to this note as well as note 3 a), beginning January 1, 2008 with the issuance of NIF B-10, the Company’s MFRS financial statements no longer include inflationary effects, for which reason, this reconciling item is no longer applicable. Further, even during inflationary periods, the alternate methodology described above has been eliminated by NIF B-10.

g)	Derivative financial instruments

The Company determined that the accounting for derivative financial instruments is the same for MFRS and U.S. GAAP as they relate to their consolidated financial statements as of and for the year ended December 31, 2007. Beginning January, 2008 the Company adopted the provisions of ASC 820 “Fair Value Measurements and disclosures” (previously SFAS No. 157), which impacted the fair value of its derivative financial instruments and is reflected as a difference in the accompanying reconciliation to US GAAP.

h)	Employee retirement obligations

The Company maintains defined benefit pension plans for all of its subsidiaries and provides for seniority premiums and severance payments (severance indemnities) for all of its Mexican subsidiaries. For its MFRS consolidated and combined financial statements, the Company applies Bulletin D-3, “Labor Obligations”. The Company and combined records the pension cost determined by actuarial computations, as described in notes 3 m) and 11. Significant assumptions (weighted-average rates) used in determining net periodic pension cost and the Company’s related pension obligations for 2008 and 2009 are also described in note 11.

Severance indemnities — Under MFRS NIF D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in ASC 712 “Nonretirement Postemployment Benefits” (previously SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”), which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. MFRS allows for the Company to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Company to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles.

The Company adopted ASC 715 “Compensation-Retirement Benefits” (previously SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of ASC 715 “Compensation-Retirement Benefits” (previously FASB Statements No. 87, 88, 106 and 132(R)”), in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under MFRS (see note 3 m). Prior to the adoption of ASC 715 “Compensation-Retirement Benefits” (previously SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”), there was no difference in the liabilities for pension plans and seniority premiums between MFRS and U.S. GAAP.

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

i)	Purchase of Visteon’s capital investment

In connection with the termination of the joint venture agreement between Viméxico and Visteon, under MFRS as established in Bulletin B-7 “Business Acquisitions”, the Company recognized the difference between the price paid and the book value of Ps. 70 as a credit in the controlling stockholders’ equity. Under U.S. GAAP, in accordance with ASC 805 “Business Combinations” (previously SFAS No. 141, “Business Combinations”), the excess of fair value over cost of Ps. 90 was allocated as a pro rata reduction of the acquired assets.

j)	Purchase of remaining 40% interest in Vitro Cristalglass

In connection with Vimexico’s purchase of the additional 40% interest in Vitro Cristalglass discussed in note 18 c ), under Mexican standard NIF Bulletin B-7, “Business Acquisitions”, this is considered to be a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, ASC 805 “Business Combinations” (previously SFAS No. 141, “Business Combinations”), purchases of noncontrolling interest represent a “step acquisition” that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 40% of Vitro Cristalglass equity is presented as part of investment in Vitro Cristalglass shares in the consolidated balance sheet under U.S. GAAP. The Company recognized Ps. 60 goodwill as part of the preliminary purchase price allocation.

k)	Impairment of long-lived assets

For U.S. GAAP purposes, in accordance with ASC 360-10-05 “Impairment or disposal of long-lived assets” (previously SFAS No. 144 “Impairment of long-lived assets”), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. Impairment is recorded when the carrying amount of the asset exceeds its fair value. Impairment charges and asset write-downs are presented in selling, general and administrative expenses in operating income in our U.S. GAAP consolidated financial statements.

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

In 2005, 2006 and 2009, for MFRS purposes, while performing its annual impairment test using its best estimates based on reasonable and supportable assumptions and projections, the Company recorded an impairment charge of Ps. 111, Ps. 334 and Ps. 60, respectively within its Flat Glass reportable segment as the carrying amount of the long-lived assets exceeded the present value of their future discounted cash flows. For U.S. GAAP purposes no impairment charge was recorded as the assets were considered to be recoverable given that the estimated undiscounted cash flows expected to result from the use of the assets were greater than the carrying value of the asset.

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

Impairment charges are recorded in operating income for U.S. GAAP purposes and in other income and expenses under MFRS.
l)	Securitization of trade receivables

Under MFRS beginning January 1, 2008 the Company adopted NIF B-8, (Note 3 a), which establishes that special purpose entities, over which control is exercised, should be consolidated. The guidance in NIF B-8 differs from the current requirements of US GAAP, that qualifying special purposes entities (“QSPEs”) not be consolidated if they meet certain specific requirements.

As a result of adopting NIF B-8, the special purposes entities that hold accounts receivable related to the Company’s securitization transactions are now included within the consolidated financial statements (see note 9) for purposes of MFRS. For US GAAP purposes as they meet the definition of QSPEs they are not consolidated, which is consistent with the presentation of prior years. The disclosures related to such transactions are as follows:

•
Securitization of Viméxico trade receivables.- On August 22, 2005, Viméxico, closed a private issuance of promissory notes in the United States for US$21.5 million, at an interest rate of 6.5%. Viméxico entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the Trust, a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Viméxico and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. At December 31, 2008 and 2009, the gross receivables sold to the Trust totaled Ps. 577 and Ps. 531, respectively, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2008 and 2009 was Ps. 261 and Ps. 231, respectively. The Company has completed a sensitivity analysis on the estimated fair value of the retained undivided interests with the objective of measuring the change in value associated with changes in individual key variables. A 10% increase in expected credit losses and allowance, to 0.66%, would decrease the year-end valuation by approximately Ps. 14, and 20% increase in expected credit losses and allowances, to 3.94%, would decrease the year-end valuation by approximately Ps. 27. Similarly, 10% or 20% adverse fluctuations in either average receivable collection times or expected short-term commercial paper rates would not significantly affect the recorded fair value of the retained undivided interests. This sensitivity analysis is hypothetical and should be used with caution.

Proceeds received by the Company from the revolving securitizations aggregated to Ps. 2,592 and US$152 million, and Ps. 2,089 and US$122 million for the years ended December 31, 2008 and 2009, respectively, and are included in cash flows from operating activities. Delinquencies on securitized receivables, representing amounts over 60 days past due, totaled Ps. 67 and US$3 million, and Ps. 25 and US$0.566 million at December 31, 2008 and 2009, respectively. Viméxico continues to service the securitized receivables, receiving compensation approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities are recorded. For the years ended December 31, 2008 and 2009, the Company received servicing fees totaling Ps. 12 and Ps. 11, respectively.

Vitro America, Inc. (“Vitro America”).- Effective January 30, 2009, the Company’s accounts receivable securitization agreement was terminated. At termination, the gross receivables sold totaled US$72.4 million with estimated delinquencies of US$13.6 million, representing amounts over 60 days past due. The estimated fair value of the retained undivided interests in those securitized receivables was US$33.4 million, at January 30, 2009. As a result of the termination, approximately US$26.6 million, of trade receivables and related debt obligations reverted to the Company. In February 2009, US$15 million of the debt obligations were repaid with capital contributions from American Asset Holding Corp. (“AAH”). The remaining US$11.6 million was financed through an amendment of the Company’s existing asset based Bank Loan Agreement.

Prior to the agreement termination, Vitro America sold all of its accounts receivable, on a revolving basis, to VVP Funding a wholly owned subsidiary of Vitro America. VVP Funding, a special purpose entity, was formed prior to the execution of the agreement for the sole purpose of buying and selling accounts receivable and was designed to be bankruptcy remote. Also, Vitro America and VVP Funding entered into an agreement with an unrelated financial institution whereby VVP Funding, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, sold an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash and Vitro America retained an interests in securitized receivables. The maximum selling amount during the years ended December 31, 2009 and 2008 was US$50 million. The agreement expired annually each April, subject to annual renewal approval by the financial institution. The transfer of undivided ownership interest from VVP Funding to the unrelated major financial institution for cash consideration was accounted for as a sale of receivables in accordance with US GAAP.

The gross receivables sold totaled US$74 million at December 31, 2008, and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2008 totaled US$33.6 million, and was determined based on expected credit losses and allowance of 3%, expected average receivable collection time of 52 days, and expected short-term commercial paper rates of 2.3% per annum.

Proceeds received by the Company from the revolving securitizations aggregated to US$463 and US$32.5 million for the years ended December 31, 2008 and 2009, respectively, and are included in cash flows from operating activities in the accompanying consolidated statements of cash flows. Securitization fees totaled US$2.1 and US$0.2 million for the years ended December 31, 2008 and 2009, respectively, and are included in general and administrative expenses in the accompanying amounts over 60 days past due, totaled US$15 million at December 31, 2008, with credit losses totaling US$2.6 million for the year ended December 31, 2008. VVP continues to service the securitized receivables under the agreement, receiving compensation that is approximately equal to its cost of such servicing plus a reasonable profit margin; accordingly, no servicing assets or liabilities were recorded. For the years ended December 31, 2008 and 2009, the Company received servicing fees totaling $0.6 and $0.1 million, respectively.

m)	Reclassifications

Gain or loss on sale of assets — The gain or loss on sale of assets that do not meet the definition of a component of a business as described in SFAS No. 144 are included in operating income in the Company’s U.S. GAAP consolidated financial statements. Gains or losses on sales of assets not presented as discontinued operations under MFRS are included in other expenses in the Company’s consolidated MFRS financial statements (see note 15).

Classification of workers’ profit sharing — Under MFRS, statutory employee profit sharing is presented under other income and expenses. In the Company’s U.S. GAAP statements of operations, workers’ profit sharing expense is classified as an operating expense.

Restructuring charges — During 2008 and 2009, the Company restructured certain operating units and its corporate and administrative functions. For MFRS purposes the corresponding costs met the definition of a restructuring charge and were included in other expenses in the Company’s consolidated financial statements, but for U.S. GAAP purposes the Company applied ASC 712 previously (SFAS No. 112), “Employers’ Accounting for Postemployment Benefits”. These costs are included in general and administrative expenses in the accompanying U.S. GAAP consolidated statements of operations.

Refinancing – In August, 2010 the Company refinanced the 44.8 million Euro credit line for Vitro Cristalglass, S.L., extending the term for three years from the agreement date. As a result, the Company reclassified from short term to long term debt an amount of 9.4 million Euros.

n)	Supplemental U.S. GAAP Cash Flow Information

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

	Years ended December 31,
	2007		2008		2009

Net cash provided by (used in) operating activities	Ps.	549	Ps.	186	Ps.	497
Net cash provided by (used in) financing activities		(7)		909		1,663

Net cash (used in) provided by investing activities		(505)		(977)		(1,862)
Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2007		2008		2009

Interest paid	Ps.	373	Ps.	645	Ps.	741
Income taxes paid		204		10		29

o)	Recently Issued Accounting Standards

The following accounting standards have been issued under U.S. GAAP, the application of which is required as indicated below.

In January 2009, the Company adopted FASB ASC 810-10 (previously SFAS No. 160) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of FASB ASC 810-10 (SFAS No. 160) must be applied prospectively as of the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements. FASB ASC 810-10 (SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As a result of adopting this standard, the Company reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability (see Note 23a).

In January 2009, the Company adopted FASB ASC 805-10 (SFAS No. 141(R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs. FASB ASC 805-10 (SFAS No. 141(R)), also amends FASB ASC 740-10 (SFAS No. 109) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. FASB ASC 805-10 (SFAS No. 141(R)) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10 (SFAS No. 109), which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures and any future impact will be dependent on any future acquisitions.

In July 2009, the Company adopted FASB ASC 855-10 (SFAS 165, Subsequent Events). FASB ASC 855-10 (SFAS 165) establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 (SFAS 165) requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FASB ASC 855-10 (SFAS 165) was effective for fiscal years and interim periods ending after June 15, 2009.

•
The Company has evaluated events subsequent to December 31, 2009 to assess the need for potential recognition or disclosure in the accompanying consolidated and combined financial statements. Such events were evaluated through February 24, 2011, the date these consolidated and combined financial statements were available to be issued and included the transactions disclosed in Note 21:

On June 12, 2009, the FASB issued ASC 860-10 (SFAS No. 166, Accounting for Transfer of Financial Assets — an amendment of FASB Statement No. 140), which eliminates the concept of a qualifying special purpose entity (“QSPE”) and modifies the derecognition provisions of a previously issued accounting standard. FASB ASC 860-10 (SFAS No. 166) also required additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. FASB ASC 860-10 (SFAS No. 166) is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company expects the adoption of this standard to impact its consolidated financial statements as it relates to its securitization transactions due to the elimination of the concept of a qualifying special purposes entity.

On June 12, 2009, the FASB issued ASC 810-10 (SFAS No. 167, Amendments to FASB Interpretation No. 46 (R)), which amends the consolidation guidance that applies to variable interest entities. The new guidance requires an entity to carefully reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. FASB ASC 810-10 (SFAS No. 167) is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of FASB ASC 810-10 (SFAS No. 167), as well as qualifying special-purpose entities that are currently outside the scope of FASB ASC 810-10 (FIN 46(R)). Early adoption is prohibited. The Company expects the adoption of this standard to impact its consolidated financial statements as it relates to its securitization transactions.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to impact the Company’s consolidated financial position, results of operations or cash flows.

23.	Guarantor and non-guarantor financial information
As disclosed in note 12 d ) and 21 a), Vitro issued US$700 million of senior guaranteed notes due February 1, 2017 callable after year 2012 at a coupon of a 9.125% and US$300 million of senior unsecured notes due February 1, 2012 not callable for the notes’ life at a coupon of 8.65% (together the Notes) principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary VENA and certain third-party debt at its less than 100%-owned subsidiary Viméxico.
The obligations of Vitro pursuant to each series of the Notes, including any repurchase obligation resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by VENA and its wholly-owned subsidiaries and Viméxico and its wholly-owned subsidiaries.
The following of Viméxico’s subsidiaries are designated as guarantors as of December 31, 2009: Viméxico, Vitro Automotriz, S.A. de C.V., Vitro Flex, S.A. de C.V, Vitro Vidrio y Cristal, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Distribuidor Vidriero Lan, S.A. de C.V., Vitrocar, S.A. de C.V., Cristales Inastillables de México, S.A. de C.V., Vidrio Plano de México, S.A. de C.V., VAU, S.A. de C.V., VVP Holdings Corp., VVP Autoglass, Inc., Vitro America, Inc., Super Sky Products, Inc., Super Sky International, Inc., VVP Finance Corp., Super Sky Constructors, Inc., Vitro Colombia, S.A., VVP Europa Holdings, B.V., Vidrio y Cristal del Noroeste, S.A de C.V., Vidrio Plano, S.A. de C.V., Distribuidora de Vidrio y Cristal, S.A. de C.V., and Vidrio Plano de Mexicali, S.A. de C.V.Certain of Vimexico’s prior subsidiaries, including VVP Holdings Corp. and its five subsidiaries, Vitrocar, S.A. de C.V., Vitro Vidrio y Cristal, S.A. de C.V. and Vitrio Automotriz, S.A. de C.V. were sold from Vimexico to Vitro during 2009 and are now subsidiary guarantors of Vitro. These sales are reflected in the columnar presentation described below.
The following condensed combining financial information includes separate columnar information for:
•	Viméxico (the holding company),
•	Viméxico’s combined 100%-owned guarantors, representing the 15 subsidiary guarantors that remain 100%-owned by Viméxico,
•
Vimexico’s 100%-owned guarantors which were sold to Vitro during 2009, representing (a) VVP Holdings and its five subsidiaries, 100%-owned subsidiary guarantors which were sold from Viméxico to Vitro in January 2009 and (b) Vitrocar, a 100%-owned subsidiary guarantor which was sold from Viméxico to Vitro in December 2009,

•	Vitro Vidrio y Cristal, a 100%-owned subsidiary of Viméxico which was sold from Vimexico to Vitro in December 2009,
•	Vitro Automotriz, a 100%-owned subsidiary of Viméxico which was sold from Vimexico to Vitro in December 2009, and
•	Viméxico’s combined non-guarantors.
Investments in subsidiaries are accounted for by Viméxico under the equity method for purpose of the supplemental consolidating information. The principal elimination entries eliminate the Viméxico’s investment in subsidiaries and intercompany balances and transactions.

a)	Supplemental condensed consolidating balance sheets presented in accordance with MFRS

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
As of December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Cash, trade receivables and other current assets	Ps.	2,376	Ps.	4,108	Ps.	4,743	Ps.	(7,044)	Ps.	4,183

Inventories, net		—		1,702		481		16		2,199

Current assets		2,376		5,810		5,224		(7,028)		6,382

Property plant and equipment, net		—		4,983		830		—		5,813
Deferred taxes		18		1,244		53		3		1,318
Other assets		821		1,221		852		(1,450)		1,444

Long-term assets		839		7,448		1,735		(1,447)		8,575

Total assets	Ps.	3,215	Ps.	13,258	Ps.	6,959	Ps.	(8,475)	Ps.	14,957

Short-term borrowings, current maturities of long-term debt and derivative financial instruments	Ps.	45	Ps.	3,146	Ps.	840	Ps.	(269)	Ps.	3,762

Current liabilities		960		7,171				(5,342)		2,789

Accrued expenses and other current liabilities		833		1,922		410		(1,254)		1,911

Current liabilities		1,838		12,239		1,250		(6,865)		8,462

Long-term liabilities		—		1,240		472		(611)		1,101

Total liabilities		1,838		13,479		1,722		(7,476)		9,563

Total controlling interest		1,377		(221)		5,237		(5,016)		1,377
Noncontrolling interest in consolidated subsidiaries		—		—		—		4,017		4,017

Total stockholders’ equity		1,377		(221)		5,237		(999)		5,394

Total liabilities and stockholders’ equity	Ps.	3,215	Ps.	13,258	Ps.	6,959	Ps.	(8,475)	Ps.	14,957

			Combined		Wholly-Owned						Combined
			Wholly-Owned		Guarantors Sold to		Vitro Vidrio		Vitro		Non-		Adjustments and		Viméxico
As of December 31, 2009	Viméxico		Guarantors		Vitro		y Cristal		Automotriz		Guarantors		Eliminations		Combined

Cash, trade receivables and other current assets	Ps.	3,577	Ps.	3,826	Ps.	768	Ps.	4,168	Ps.	1,738	Ps.	4,793	Ps.	(12,750)	Ps.	6,120
Inventories, net				232		306		390		294		329		(4)		1,547

Current assets		3,577		4,058		1,074		4,558		2,032		5,122		(12,754)		7,667

Property plant and equipment, net				3,325		377		14		606		730		178		5,230
Deferred taxes		1		7		90		830		499		195		(106)		1,516
Other assets		2,021		604		161		215		174		806		(2,666)		1,315

Long-term assets		2,022		3,936		628		1,059		1,279		1,731		(2,594)		8,061

Total assets	Ps.	5,599	Ps.	7,994	Ps.	1,702	Ps.	5,617	Ps.	3,311	Ps.	6,853	Ps.	(15,348)	Ps.	15,728

Short-term borrowings, current maturities of long-term debt and derivative financial instruments	Ps.		Ps.	132	Ps.	173	Ps.	804	Ps.	269	Ps.	517	Ps.	24	Ps.	1,919
Current liabilities
Accrued expenses and other current liabilities		5,972		5,574		955		3,167		2,266		919		(12,282)		6,571

Current liabilities		5,972		5,706		1,128		3,971		2,535		1,436		(12,258)		8,490

Long-term liabilities				352		295		115		181		907		(1,056)		794

Total liabilities		5,972		6,058		1,423		4,086		2,716		2,343		(13,314)		9.284

Total controlling interest		(373)		1,936		279		1,531		595		4,510		(6,075)		2,403
Noncontrolling interest in consolidated subsidiaries														4,041		4,041

Total stockholders’ equity		(373)		1,936		279		1,531		595		4,510		(2,034)		6,444

Total liabilities and stockholders’ equity	Ps.	5,599	Ps.	7,994	Ps.	1,702	Ps.	5,617	Ps.	3,311	Ps.	6,853	Ps.	(15,348)	Ps.	15,728

b)	Supplemental condensed consolidating statements of operations presented in accordance with MFRS

			Combined
			Wholly-		Combined			Adjustments
			Owned		Non-			and	Viméxico
For the year ended December 31, 2007	Viméxico		Guarantors		Guarantors			Eliminations	Consolidated

Net sales and equity in earnings of subsidiaries	Ps.	164	Ps.	11,123	Ps.	2,962	Ps.	(644)	Ps.	13,605
Cost of sales		—		7,957		1,946		(325)		9,578
Selling, general and administrative expenses		6		2,724		545		(30)		3,245
Total financing cost		187		431		91		(266)		443
Other (income) expenses, net		1		74		17		(1)		91
Income and asset tax expense (benefit)		56		23		73		—		152

Net (loss) income for the year	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(22)	Ps.	96

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
Net sales and equity in earnings of subsidiaries	Ps.	(574)	Ps.	10,933	Ps.	2,451	Ps.	420	Ps.	13,230
Cost of sales		—		7,983		1,833		(113)		9,703
Selling, general and administrative expenses		9		2,883		492		(43)		3,341
Total financing cost		221		2,463		(141)		(1,145)		1,398
Other expenses (income), net		—		67		(700)		774		141
Income tax expense (benefit)		20		(752)		(4)		1		(735)

Net (loss) income for the year	Ps.	(824)	Ps.	(1,711)	Ps.	971	Ps.	946	Ps.	(618)

			Combined		Wholly-Owned						Combined
			Wholly-Owned		Guarantors Sold		Vitro Vidrio		Vitro		Non-		Adjustments and		Viméxico
For the year ended December 31, 2009	Viméxico		Guarantors		to Vitro		y Cristal		Automotriz		Guarantors		Eliminations		Combined

Net sales and equity in earnings of subsidiaries	Ps.	(933)	Ps.	3,082	Ps.	4,912	Ps.	2,500	Ps.	2,242	Ps.	1,894	Ps.	(2,244)	Ps.	11,453
Cost of sales				2,464		3,468		2,174		2,063		1,613		(2,943)		8,839
Selling, general and administrative expenses		22		428		1,795		426		294		465		(225)		3,205
Total financing cost		(33)		326		83		461		(84)		(148)		177		782
Other expenses (income), net				150		133		40		46		60		(7)		422
Income tax expense (benefit)		16		(59)		134		(153)		(24)		(86)		1		(171)

Net (loss) income for the year	Ps.	(938)	Ps.	(227)	Ps.	(701)	Ps.	(448)	Ps.	(53)	Ps.	(10)	Ps.	753	Ps.	(1,624)

c)	Supplemental condensed consolidating statement of changes in financial position presented in accordance with MFRS

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		And		Viméxico
For the year ended December 31, 2007	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
Operating Activities:
Net (loss) income	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(22)	Ps.	96
Depreciation and amortization		2		374		104		—		480
Provision for employee retirement obligations		—		45		12		—		57
Amortization of debt issuance costs		—		4		—		—		4
Impairment of long-lived assets		—		—		91		—		91
Loss (gain) from sale of long-lived assets		—		(55)		—		—		(55)
Derivative financial instruments		—		27		9		(7)		29
Deferred taxes		21		(122)		(3)		—		(104)
Other non-cash activities		102		(106)		—		24		20
(increase) decrease in trade receivables		2		(132)		(188)		155		(163)
Decrease in inventories		—		138		(157)		—		(19)
(Decrease) increase in trade payables		—		96		186		(59)		223
Change in other current assets and liabilities		12		235		(62)		(80)		105
Employee retirement obligations		—		(100)		(1)		—		(101)

Net resources generated by operating activities		53		318		281		11		663

Financing Activities:
Bank loans, net		—		(344)		(12)		—		(356)
Debt issuance cost		—		(7)		(2)		—		(9)
Dividends paid to noncontrolling interest		—		—		(67)		16		(51)
Other financing activities		(1,265)		403		(54)		1,177		261

Net resources (used in) generated by financing activities		(1,265)		52		(135)		1,193		(155)

Investing Activities:
Investments in land, buildings, machinery and equipment		—		(216)		(108)		—		(324)
Proceeds from sale of land, machinery and equipment		—		131		—		—		131
Restricted cash		—		55		(9)		—		46
Investment in subsidiaries		(67)		(114)		—		—		(181)
Deferred charges		—		(175)		(31)		—		(206)
Other investing activities		1,279		(37)		11		(1,204)		49

Net resources generated by (used in) investing activities		1,212		(356)		(137)		(1,204)		(485)

Net increase (decrease) in cash and cash equivalents		—		24		(1)		—		23
Balance at beginning of year		—		123		47		—		170

Balance at end of year	Ps.	—	Ps.	147	Ps.	46	Ps.	—	Ps.	193

d)	Supplemental condensed consolidating statements of cash flows presented in accordance with MFRS

			Combined
			Wholly-		Combined		Adjustments
			Owned		Non-		and		Viméxico
For the year ended December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated
OPERATING ACTIVITIES:
Loss (income) before income taxes	Ps.	(804)		(2,462)	Ps.	967	Ps.	946	Ps.	(1,353)
Items related to investing and financing activities:
Depreciation and amortization		2		418		68		—		488
Gain from sale of long-lived assets		—		102		—		(194)		(92)
Impairment of long-lived assets		—		—		—		196		196
Interest income		(1)		(63)		(124)		138		(50)
Derivative financial instruments		—		617		1		(1)		617
Foreign exchange loss		77		1004		(616)		(234)		231
Interest expense		145		842		75		(402)		660
Trade receivables		—		86		190		(107)		169
Inventories		—		(28)		72		—		44
Trade payables		—		(116)		(219)		(37)		(372)
Other current assets and liabilities		867		47		(137)		(544)		233

Net cash provided by operating activities		286		447		277		(239)		771

INVESTING ACTIVITIES
Investments in machinery and equipment		—		(61)		(76)		1		(136)
Investment in subsidiaries		60		—		(43)		(60)		(43)
Deferred charges		—		(92)		(27)		—		(119)
Interest received		(261)		116		126		68		49
Trade receivables to affiliates		(18)		(496)		(1,995)		1,846		(663)
Others from investing activities		—		(11)		(1)		(1)		(13)

Net cash used in investing activities		(219)		(544)		(2,016)		1,854		(925)

To obtain cash from financing activities		67		(97)		(1,739)		1,615		(154)

FINANCING ACTIVITIES:
Proceeds from short-term bank loans		—		85		133		—		218
Interest paid		(128)		(348)		(69)		(100)		(645)
Dividends paid to noncontrolling interest		—		(60)		(113)		65		(108)
Proceeds from long-term bank loans		—		41		47		—		88
Payments of long-term bank loans		—		(51)		(26)		—		(77)
Notes payables to affiliates		60		2,090		6		(1,627)		529
Derivative financial instruments		—		166		(10)		—		156
Other financing activities		—		(1,709)		1,825		47		163

Net cash provided by financing activities		(68)		214		1,793		(1,615)		324

Net increase in cash and cash equivalents		(1)		117		54		—		170

Adjustment to cash flows due to exchange rate fluctuations		—		(7)		(16)		—		(23)
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 83)		1		212		63		—		276

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 152)	Ps.	—	Ps.	322	Ps.	101	Ps.	—	Ps.	423

						Wholly owned
				Combined Wholly		Guarantors		Vidrio y		Vitro		No	Adjuntments and			Vimexico
For the year ended December 31, 2009	Vimexico			owned guarantors		sold to Vitro		Cristal		Automotriz		Guarantors	eliminations			combined

OPERATING ACTIVITIES:
Loss (income) before income taxes	Ps.	(922)	Ps.	(286)	Ps.	(567)	Ps.	(601)	Ps.	(77)	Ps.	(96)	Ps.	754	Ps.	(1,795)
Items related to investing and financing activities:
Depreciation and amortization		2		239		112		16		104		102		(648)		575
Gain from sale of long-lived assets				(17)				3		(7)		7		69		55
Impairment of long-lived assets				81		13		17		60		36				207
Interest income		(286)		(42)		(4)		(56)				(192)		348		(232)
Derivative financial instruments				15				96		19						130
Foreign exchange loss		(70)		(32)		(9)		(184)		85				95		(115)
Interest expense		211		333		96		466		(6)		125		(332)		893
Trade receivables				(396)		367		134		39		199		755		1,098
Inventories				106		246		103		21		137		(7)		606
Trade payables				46		(74)		151		(212)		65		(142)		(166)
Other current assets and liabilities		1,020		(192)		50		(50)		(270)		132		(814)		(124)

Net cash provided by operating activities		(45)		(145)		230		95		(244)		515		726		1,132

INVESTING ACTIVITIES
Investments in machinery and equipment				(7)		(76)		(41)		(4)		(23)		(81)		(232)
Investment in subsidiaries		1										(429)		(26)		(454)
Deferred charges				(12)								2		(26)		(36)
Interest received		69		22		4		30				33		(5)		153
Trade receivables to affiliates		(486)		(494)		(3)		(594)		15		(224)		562		(1,224)
Others from investing activities				(14)		13				(1)		31		(18)		11
Net cash used in investing activities		(416)		(505)		(62)		(605)		10		(610)		406		(1,782)

Excess cash to be applied to (obtained from) financial activities		(461)		(650)		168		(510)		(234)		(95)		1,132		(650)

FINANCING ACTIVITIES:
Proceeds from short-term bank loans				2		(507)		105				(162)		(1)		(563)
Interest paid		60		(192)		(103)		(470)				(113)		77		(741)
Dividends paid to noncontrolling interest						224						(29)		(209)		(14)
Proceeds from long-term bank loans				344				(16)				13				341
Payments of long-term bank loans				(322)												(322)
Notes payables to affiliates		500		933		37		1,144		(1,206)		371		216		1,995
Derivative financial instruments				(29)				(26)						8		(47)
Other financing activities		(79)		(25)		35				1,522		(4)		(1,224)		225

Net cash provided by financing activities		481		711		(314)		737		316		76		(1,133)		874

			Combined Wholly		Guarantors		Vidrio y		Vitro		No		Adjuntments and	Vimexico
For the year ended December 31, 2009	Vimexico		owned guarantors		Vitro		Cristal		Automotriz		Guarantors		eliminations	consolidated

Net increase in cash and cash equivalents		20		61		(146)		227		82		(20)			224

Adjustment to cash flows due to exchange rate fluctuations
Cash and cash equivalents at the beginning of year (includes restricted cash of Ps. 152)				74		226		10		12		101			423

Cash and cash equivalents at the end of year (includes restricted cash of Ps. 73)	Ps.	20	Ps.	135	Ps.	80	Ps.	237	Ps.	94	Ps.	81	Ps.	Ps.	647

e)	Supplemental condensed consolidating financial information reconciled from MFRS to U.S. GAAP:
As disclosed in note 23, through December 31, 2007, the Company’s reconciliation from MFRS to U.S. GAAP does not eliminate the effects of inflation as it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.
The other differences between MFRS and U.S. GAAP and the effects on consolidated net income (loss) and consolidated stockholders’ equity as it relates to the Company’s guarantor and non-guarantor subsidiaries are presented below:

				Combined	Combined			Adjustments
				Wholly-Owned	Non-			and	Viméxico
For the year ended December 31, 2007	Viméxico			Guarantors	Guarantors			Eliminations	Consolidated

Net (loss) income as reported under MFRS	Ps.	(86)	Ps.	(86)	Ps.	290	Ps.	(22)	Ps.	96

U.S. GAAP adjustments:
Deferred income taxes		(103)		63		3		—		(37)
Monetary position result on deferred income taxes and deferred workers profit sharing		5		14		(2)		—		17
Amortization of capitalized interest		—		(4)		—		—		(4)
Effect of applying Bulletin B-10		—		(15)		(6)		—		(21)
Employee retirement obligations		—		(4)		(3)		—		(7)
Purchase of Visteon’s capital investment		5		—		—		—		5
Impairment of long—lived assets		—		(10)		—		—		(10)
Investment in subsidiaries		39		—		—		(39)		—

Total U.S. GAAP adjustments		(54)		44		(8)		(39)		(57)

Net (loss) income under U.S. GAAP	Ps.	(140)	Ps.	(42)	Ps.	282	Ps.	(61)	Ps.	39

			Combined		Combined		Adjustments
			Wholly-Owned		Non-		and		Viméxico
For the year ended December 31, 2008	Viméxico		Guarantors		Guarantors		Eliminations		Consolidated

Net (loss) income as reported under MFRS	Ps.	(824)	Ps.	(1,711)	Ps.	971	Ps.	946	Ps.	(618)

U.S. GAAP adjustments:
Deferred income taxes		(184)		238		1		—		55
Amortization of capitalized interest		—		(5)		—		—		(5)
Goodwill		—		(5)		(38)		—		(43)
Effect of applying Bulletin B-10		—		23		(5)		—		18
Derivative Financial Instruments		—		17		—		—		17
Employee retirement obligations		—		11		—		—		11
Purchase of Visteon’s capital investment		5		—		—		—		5
Impairment of long—lived assets		—		(45)		—		—		(45)
Investment in subsidiaries		236		—		—		(236)		—

Total U.S. GAAP adjustments		57		234		(42)		(236)		13

Net (loss) income under U.S. GAAP	Ps.	(767)	Ps.	1,477	Ps.	929	Ps.	710	Ps.	605

				Combined		Wholly-Owned		Vitro				Combined
				Wholly-Owned		Guarantors Sold		Vidrio y	Vitro			Non-	Adjustments and		Viméxico
For the year ended December 31, 2009	Viméxico			Guarantors		to Vitro		Cristal	Automotriz			Guarantors	Eliminations		Combined

Net (loss) income of as reported under MFRS	Ps.	(938)	Ps.	(227)	Ps.	(701)	Ps.	(448)	Ps.	(53)	Ps.	(10)	Ps.	755	Ps.	(1,624)

U.S. GAAP adjustments:
Deferred income taxes		(3)		(144)		(57)		(767)		(499)		(13)		(5)		(1,488)
Amortization of capitalized interest				(4)												(4)
Effect to ASC 715 (previously SFAS No. 158)				(7)												(7)
Fair value of financial instruments				(2)												(2)
Employee retirement obligations				6								10				16
Purchase of Visteon’s capital investment		9														9
Impairment of long—lived assets				(46)						60						15

Total U.S. GAAP adjustments		6		(196)		(57)		(767)		(439)		(3)		(5)		(1,461)

Net (loss) income under U.S. GAAP	Ps.	(932)	Ps.	(424)	Ps.	(758)		(1,215)	Ps.	(492)	Ps.	(13)	Ps.	750	Ps.	(3,085)

				Combined
				Wholly-	Combined			Adjustments
				Owned	Non-			and	Viméxico
As of December 31, 2008	Viméxico			Guarantors	Guarantors			Eliminations	Consolidated
Total stockholders’ equity reported under MFRS	Ps.	1,377	Ps.	(221)	Ps.	5,237	Ps.	(999)	Ps.	5,394

U.S. GAAP adjustments:
Deferred income taxes		(442)		16		11		—		(415)
Capitalization of interest		—		38		4		—		42
Accumulated amortization of capitalized interest		—		(25)		(2)		—		(27)
Goodwill		—		—		81		—		81
Derivative financial Instruments		—		17		—		—		17
Effect of SFAS No. 158		—		(381)		(33)		—		(414)
Employee retirement obligations		—		(17)		(10)		—		(27)
Purchase of Visteon’s capital investment		(62)		—		—		—		(62)
Purchase of remaining 40% interest in Vitro Cristalglass		—		—		60		—		60
Impairment of long—lived assets		—		345		—		—		345
Investment in subsidiaries		150		—		—		(150)		—

Total U.S. GAAP adjustments		(354)		(7)		111		(150)		(400)

Total stockholders’ equity under U.S. GAAP	Ps.	1,023	Ps.	(228)	Ps.	5,348	Ps.	(1,149)	Ps.	4,994

	2009
					Wholly-Owned						Combined		Adjustments
			Combined Wholly-		Guarantors Sold to		Vitro Vidrio y		Vitro		Non-		and		Viméxico
	Viméxico		Owned Guarantors		Vitro		Cristal		Automotriz		Guarantors		Eliminations		Combined
Total stockholders’ equity reported under MFRS	Ps.	(373)	Ps.	1,936	Ps.	279	Ps.	1,531	Ps.	595	Ps.	4,510	Ps.	(2,034)	Ps.	6,444

U.S. GAAP adjustments:
Deferred income taxes		(508)		(122)		(57)		(767)		(515)		(4)				(1,973)

Capitalization of interest				38								4				42
Accumulated amortization for capitalized interest				(28)								(3)				(31)
Goodwill												81				81

Fair value of financial Instruments				15												15

Effect of ASC 715 (previously SFAS No. 158) (see)				(514)								(21)				(535)

Employee retirement obligations				(12)												(12)

Purchase of Visteon’s capital investment		(52)														(52)
Impairment of long-lived assets				301						60						361

Purchase of remaining 40% interest in Vitro Cristalglass												60				60

Total U.S. GAAP adjustments		(560)		(322)		(57)		(767)		(455)		117				(2,044)

Total stockholders’ equity under U.S. GAAP	Ps.	(933)	Ps.	1,614	Ps.	222	Ps.	764	Ps.	140	Ps.	4,627	Ps.	(2,034)	Ps.	4,400

f.	Suplemental U.S. GAAP Cash Flow Information
The classifications of cash flows under MFRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between MFRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in 2007 in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.
The following table summarizes the cash flow items as required under ASC 230 (previously SFAS No. 95) provided by (used in) operating, financing and investing activities for the years ended December 31, 2007, 2008 and 2009, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation in 2007. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power.

			Combined				Adjustments
			Wholly-Owned		Combined		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Non-Guarantors		Eliminations		Consolidated
Net cash provided by operating activities	Ps.	6	Ps.	270	Ps.	229	Ps.	44	Ps.	549
Net cash (used in) provided by financing activities		(1,193)		225		(47)		1,008		(7)
Net cash provided by (used in) investing activities		1,188		(470)		(171)		(1,052)		(505)
Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined				Adjustments
			Wholly-Owned		Combined		and		Viméxico
As of December 31, 2007	Viméxico		Guarantors		Non-Guarantors		Eliminations		Consolidated

Interest paid	Ps.	244	Ps.	522	Ps.	69	Ps.	(462)	Ps.	373

Income taxes paid		16		174		14	—			204

			Combined					Adjustments
			Wholly-Owned		Combined			and	Viméxico
As of December 31, 2008	Viméxico		Guarantors		Non-Guarantors			Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	(103)	Ps.	235	Ps.	324	Ps.	(270)	Ps.	186
Net cash (used in) provided by financing activities		60		492		1,873		(1,516)		909
Net cash (used in) provided by investing activities		42		(662)		(2,143)		1,786		(977)

Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

			Combined				Adjustments
			Wholly-Owned		Combined		and		Viméxico
As of December 31, 2008	Viméxico		Guarantors		Non-Guarantors		Eliminations		Consolidated

Interest paid	Ps.	128	Ps.	349	Ps.	68	Ps.	100	Ps.	645

Income taxes paid				69		(59)				10

				Combined	Wholly-
				Wholly-	Owned			Vitro			Combined		Adjustments
				Owned	Guarantors			Vidrio y		Vitro	Non-		and		Viméxico
As of December 31, 2009	Viméxico			Guarantors	Sold to Vitro			Cristal		Automotriz	Guarantors		Eliminations		Combined
Net cash provided by (used in) operating activities	Ps.	84	Ps.	(344)	Ps.	131	Ps.	(371)	Ps.	(244)	Ps.	435	Ps.	806	Ps.	497
Net cash (used in) provided by financing activities		421		932		(211)		1,233		316		189		(1,217)		1,663
Net cash (used in) provided by investing activities		(485)		(527)		52		(644)		(10)		(659)		411		(1,862)
Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:

				Combined		Wholly-
				Wholly-		Owned	Vitro				Combined		Adjustments
				Owned		Guarantors	Vidrio y		Vitro		Non-		and		Viméxico
As of December 31, 2009	Viméxico			Guarantors		Sold to Vitro	Cristal		Automotriz		Guarantors		Eliminations		Combined
Interest paid	Ps.	60	Ps.	(192)	Ps.	(103)	Ps.	(470)	Ps.	—	Ps.	(113)	Ps.	77	Ps.	(741)
Income taxes paid		(12)		(16)		(6)	6			(25)	2			80	29